Form 20-F
period 2013-12-31
MEXICAN PETROLEUM
filed 2014-05-15
CIK 932782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL	REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2013 Commission File Number 0-99

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

9 1⁄4% Global Guaranteed Bonds due 2018

8.625% Bonds due 2022

7.375% Notes due 2014

5.75% Notes due 2015

5.75% Guaranteed Notes due 2018

9 1⁄4% Guaranteed Bonds due 2018

8.625% Guaranteed Bonds due 2023

9.50% Guaranteed Bonds due 2027

6.625% Guaranteed Bonds due 2035

6.625% Guaranteed Bonds due 2038

8.00% Guaranteed Notes due 2019

4.875% Notes due 2015

6.000% Notes due 2020

5.50% Notes due 2021

6.500% Bonds due 2041

4.875% Notes due 2022

5.50% Bonds due 2044

3.500% Notes due 2018

Floating Rate Notes due 2018

3.500% Notes due 2023

4.875% Notes due 2024

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

Our consolidated financial statements included in this report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We refer in this report to “International Financial Reporting Standards as issued by the International Accounting Standards Board” as IFRS. In addition, these financial statements were audited in accordance with the International Standards on Auditing, as required by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, which we refer to as the CNBV) for purposes of filing with the Bolsa Mexicana de Valores (which we refer to as BMV or the Mexican Stock Exchange) and with the CNBV, and in accordance with the standards of the Public Company Accounting Oversight Board (United States) for purposes of filings with the U.S. Securities and Exchange Commission, or SEC.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS to reconcile such financial statements to United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). Accordingly, while we have in the past reconciled our consolidated financial statements prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or Mexican FRS) to U.S. GAAP, those reconciliations are no longer presented in our filings with the SEC. We do, however, continue to provide the disclosure required under the U.S. Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 932 “Extractive Activities—Oil and Gas” (which we refer to as ASC Topic 932), as this is required regardless of the basis of accounting on which we prepare our financial statements.

We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 13.0765 = U.S. $1.00, which is the exchange rate that Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the SHCP) instructed us to use on December 31, 2013. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. Mexico has a free market for foreign exchange, and the Mexican Government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican Government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future. Due to the volatility of the peso/U.S. dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

SPECIAL NOTE REGARDING MEXICAN ENERGY REFORM

On December 12, 2013, the Permanent Commission of the Mexican Congress approved amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the Mexican Constitution), which were subsequently approved by a majority of Mexico’s state legislatures and signed into law by the President of Mexico, Enrique Peña Nieto. On December 20, 2013, these amendments were published as the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, which we refer to as the Energy Reform Decree) in the Diario Oficial de la Federación (Official Gazette of the Federation) and took effect on December 21, 2013.

The Energy Reform Decree includes transitional articles (or artículos transitorios) that set forth the general framework for the secondary legislation or implementing laws, which have not been enacted as of the date of this report. See “Item 4—Information on the Company—History and Development—Energy Reform” for more details regarding the Energy Reform Decree, transitional articles and secondary legislation.

The transitional articles of the Energy Reform Decree outline a process, commonly referred to as Round Zero, for the determination of our initial allocation of rights to continue to carry out exploration and production activities in Mexico. Round Zero is being administered by the Secretaría de Energía (the Ministry of Energy), with technical assistance from the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, which we refer to as the NHC). In connection with Round Zero, we have submitted to the Ministry of Energy a request that we be assigned the right to explore and develop areas in which we currently operate based on our technical, financial and operational capabilities. As of the date of this report, the Round Zero process has not yet been completed. See “Item 4—Information on the Company—History and Development—Energy Reform—Round Zero” for more details regarding the Round Zero process and our submission.

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of Mexico’s proved reserves of crude oil and natural gas for the five years ended December 31, 2013 included in this report have been calculated according to the technical definitions required by the SEC. Although DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. (which we refer to as Netherland Sewell) and Ryder Scott Company, L.P. (which we refer to as Ryder Scott) conducted reserves audits of our estimates of the proved hydrocarbon reserves of Mexico as of December 31, 2013 or January 1, 2014, as applicable, all reserves estimates involve some degree of uncertainty. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Relationship with the Mexican Government—Information on Mexico’s hydrocarbon reserves in this report is based on estimates, which are uncertain and subject to revision” and “—Our ability to maintain and increase our oil production levels depends on our ability to successfully develop proved hydrocarbon reserves, and failure to do so may limit our ability to maintain and increase our production” for a description of the risks relating to reserves and reserves estimates.

We include these estimates of Mexico’s proved reserves in this report and describe the reserves replacement rate by reference to these proved reserves because, as of December 31, 2013, Pemex-Exploration and Production

had the right to extract, but not own, these reserves, and to sell the resulting production under the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law). Following the adoption of the Energy Reform Decree, our ability in the future to extract these reserves, and to sell the resulting production, will be determined by Round Zero, as described above. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Relationship with the Mexican Government—The Mexican nation, not us, owns the hydrocarbon reserves located in the subsoil of Mexico and our right to continue to exploit these reserves is subject to the approval of the Ministry of Energy.”

FORWARD-LOOKING STATEMENTS

This Form 20-F contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	the outcome of Round Zero and our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the Energy Reform Decree;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

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

CONSOLIDATED STRUCTURE OF PEMEX
Board of Directors
Director General
Institutional Internal Control Unit
Corporate Operations Office
Corporate Finance Office
Corporate Management Office
Legal Office
Corporate Information Technology and Business Processes Office
Corporate Office of Procurement and Supply
Pemex – Exploration and Production
100.00%
P.M.I. Marine, Ltd.(1)
56.31%
P.M.I. Field Management Resources, S.L.(2)
43.69%
99.99%
P.M.I. Campos Maduros SANMA, S. de R.L. de C.V.(3)
0.01%
Pemex – Gas and Basic Petrochemicals
100.00%
Mex Gas Internacional, Ltd.(4)
Pemex - Refining
Pemex - Petrochemicals
99.998%
PPQ Cadena Productiva, S.L(2)
0.002%
P.M.I. Comercio Internacional, S.A. de C.V.(3)
98.33%
P.M.I. Holdings, B.V.(5)
100.00%
P.M.I. Holdings Petróleos España, S.L.(6)
100.00%
71.70%
P.M.I. Norteamérica, S.A. de C.V.(3)
28.30%
55.55%
P.M.I. Services North America, Inc.(7)
44.45%
51.50%
P.M.I. Trading, Ltd.(1)
48.50%
100.00%
P.M.I. Holdings North America, Inc.(7)
51.00%
Hijos de J. Barreras, S.A.(2)
P.M.I. Services, B.V.(5)
100.00%
Permex Internacional España, S.A.(2)
100.00%
Kot Insurance Co. AG(8)
100.00%
Pemex Procurement International, Inc.(7)
100.00%
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.(3)
100.00%
99.98%
III Services, S.A. de C.V.(3)
0.02%
Pemex Finance, Ltd.(4)
Corporate Operations of Petróleos Mexicanos
The PMI Group
The Subsidiary Entities and their subsidiary companies
Other Subsidiary Companies
(1) Incorporated in Ireland
(2) Incorporated in Spain
(3) Incorporated in Mexico
(4) Incorporated in the Cayman Islands
(5) Incorporated in the Netherlands
(6) Redomiciled in Spain
(7) Incorporated in the United States
(8) Redomiciled in Switzerland

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected statement of comprehensive income, statement of financial position and cash flows data set forth below as of and for the three years ended December 31, 2013 have been derived from, and should be read in conjunction with, our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, which are included in Item 18 of this report. Our consolidated financial statements for each of the two fiscal years ended December 31, 2012 were audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm. Our consolidated financial statements for the fiscal year ended December 31, 2013 were audited by Castillo Miranda y Compañía, S.C. (which we refer to as BDO Mexico), an independent registered public accounting firm.

Selected Financial Data of PEMEX

	Year ended December 31,(1)(2)
	2011		2012		2013		2013(3)
	(in millions of pesos, except ratios)						(in millions of U.S. dollars)
Statement of Comprehensive Income Data
Net sales	Ps.	1,558,454	Ps.	1,646,912	Ps.	1,608,205	U.S. $	122,984
Operating income		861,311		905,339		727,622		55,644
Financing income		30,584		23,215		24,527		1,876
Financing cost		(63,236)		(72,951)		(54,067)		(4,135)
Exchange (loss) gain—Net		(60,143)		44,846		(3,951)		(302)
Net (loss) income for the period		(106,942)		2,600		(170,058)		(13,005)
Statement of Financial Position Data (end of period)
Cash and cash equivalents		114,977		119,235		80,746		6,175
Total assets		1,981,374		2,024,183		2,047,390		156,570
Long-term debt		672,657		672,618		750,563		57,398
Total long-term liabilities		1,624,752		2,059,445		1,973,446		150,915
Total equity (deficit)		103,177		(271,066)		(185,247)		(14,166)
Statement of Cash Flows
Depreciation and amortization		127,380		140,538		148,492		11,356
Acquisition of wells, pipelines, properties, plant and equipment(4)		167,014		197,509		245,628		18,784
Other Financial Data
Ratio of earnings to fixed charges(5)(6)		—		1.14		—		—

(1)	We have not included selected consolidated financial data as of and for the years ended December 31, 2009 and 2010, as we began presenting our financial statements in accordance with IFRS for the fiscal year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011. Based on such adoption and transition dates, we were not required to prepare financial statements in accordance with IFRS as of and for the years ended December 31, 2009 and 2010 and therefore are unable to present selected financial data in accordance with IFRS for this period without unreasonable effort and expense.

(2)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to our consolidated financial statements included herein.
(3)	Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the SHCP for accounting purposes of Ps. 13.0765 = U.S. $1.00 at December 31, 2013. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(4)	Includes capitalized financing cost. See Note 10 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
(5)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.
(6)	Earnings for the years ended December 31, 2011 and 2013 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 108,098 million and Ps. 163,803 million for the years ended December 31, 2011 and 2013, respectively.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS, as it relates to the Selected Statements of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows Data; and Petróleos Mexicanos, as it relates to Other Financial Data.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

Period	Exchange Rate
	High	Low	Average(1)	Period End
Year Ended December 31,
2009	15.406	12.632	13.578	13.058
2010	13.194	12.156	12.635	12.383
2011	14.254	11.505	12.464	13.951
2012	14.365	12.625	13.140	12.964
2013	13.433	11.976	12.857	13.098
November 2013	13.243	12.871	13.060	13.111
December 2013	13.217	12.851	13.010	13.098

2014
January 2014	13.456	12.997	13.222	13.359
February 2014	13.509	13.204	13.293	13.226
March 2014	13.332	13.056	13.193	13.056
April 2014	13.143	12.950	13.067	13.084
May 2014(2)	13.053	12.946	12.996	12.986

(1)	Average of month-end rates, except for 2013 and 2014 monthly exchange rates.
(2)	For the period from May 1, 2014 to May 9, 2014.
Source:	Noon buying rate for cable transfers in New York reported by the Federal Reserve.

The noon buying rate for cable transfers in New York reported by the Federal Reserve on May 9, 2014 was Ps. 12.986 = U.S. $1.00.

RISK FACTORS

Considerations Related to Mexico

The effects of the Energy Reform Decree and its implementation are uncertain but likely to be material.

The Energy Reform Decree, which was enacted in December 2013, included transitional articles that set forth the framework for the implementation of secondary legislation and provided for certain transitional steps, including the Round Zero process described below. We expect that the effects of these developments on our business and operations will be material. Among the features of the Energy Reform Decree that could have an effect on our operations are the following:

•	the Mexican Government will carry out the exploration and extraction of hydrocarbons in Mexico through assignments to us, as a productive state-owned company, as well as through agreements with us and with private sector;

•	the Comisión Reguladora de Energía (Energy Regulatory Commission) will have the authority to grant permits to us and private sector companies to engage in natural gas processing, oil refining and transport, storage, distribution and selling of hydrocarbons and petrochemicals and their derivatives in Mexico;

•	the transfer of certain of Pemex Gas and Basic Petrochemicals’ assets related to the national gas pipeline system to a separate decentralized public entity that will be created in the future; and

•	the grant of additional technical and administrative authority to the Ministry of Energy, the NHC and the Energy Regulatory Commission.

As of the date of this report and until the secondary legislation related to the Energy Reform Decree becomes effective and private sector companies enter into contractual agreements to operate in the Mexican energy sector, we are the only entity that conducts the petroleum industry in Mexico on behalf of Mexico.

As of the date of this report, one key aspect of the Energy Reform Decree—our initial allocation of oil and gas exploration and extraction rights—is being implemented pursuant to a process outlined in the transitional articles and referred to as Round Zero. As part of Round Zero, we have submitted a request that the Ministry of Energy assign to us certain oil and gas exploration and extraction rights. The Ministry of Energy has a deadline of September 17, 2014 to respond to our request. See “—Risk Factors Related to Our Relationship with the Mexican Government—The Mexican nation, not us, owns the hydrocarbon reserves located in the subsoil of Mexico and our right to continue to exploit these reserves is subject to the approval of the Ministry of Energy” below in this Item 3.

The secondary legislation implementing the Energy Reform Decree is expected to include, among other things, additional details regarding the contractual and fiscal regime that will be applicable to us and changes to our corporate structure as part of Petróleos Mexicanos’ conversion from a decentralized public entity to a “productive state-owned company” by December 2015. As of the date of this report, this secondary legislation has not been adopted. The impact of the Energy Reform Decree on us will largely depend on how it is implemented by the secondary legislation and on the outcome of Round Zero. It would therefore be premature to predict the long-term effects of the Energy Reform Decree and the new framework it contemplates, but these effects could be adverse to our interests in significant respects. In addition, as a result of longstanding restrictions included in certain of our financing agreements that were based on the legal framework in effect before the Energy Reform Decree was enacted, these effects may cause us to default on these agreements in the event that we are unable to obtain waivers from our lenders or bondholders, as applicable. For more information, see “Item 4—Information on the Company—History and Development—Energy Reform.”

Economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain new financing and service our debt. Additionally, the Mexican Government may cut spending in the future. These cuts could adversely affect our business, financial condition and prospects. In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future, and could adversely affect our business and our ability to service our debt. A worsening of international financial or economic conditions, including a slowdown in growth or recessionary conditions in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, our financial condition and our ability to service our debt.

Changes in exchange rates or in Mexico’s exchange control laws may hamper our ability to service our foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into U.S. dollars or other currencies, and Mexico has not had a fixed exchange rate control policy since 1982. However, in the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. We cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso or that the peso’s value will not fluctuate significantly in the future. The peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Mexican Government policies affecting the value of the peso or preventing us from exchanging pesos into U.S. dollars could prevent us from paying our foreign currency obligations.

Most of our debt is denominated in U.S. dollars. In the future, we may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase our interest costs in pesos and result in foreign exchange losses to the extent that we have not hedged our exposure with derivative financial instruments, which we refer to as DFIs.

For information on historical peso/U.S. dollar exchange rates, see “—Key Information—Exchange Rates” in this Item 3.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. On December 1, 2012, Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), formally assumed office for a six-year term as the President of Mexico. As of the date of this report, no political party holds a simple majority in either house of the Mexican Congress.

Mexico has experienced a period of increasing criminal violence and such activities could affect our operations.

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

Risk Factors Related to Our Relationship with the Mexican Government

The Mexican Government controls us and it could limit our ability to satisfy our external debt obligations or could reorganize or transfer us or our assets.

Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Mexican Government, and therefore the Mexican Government controls us, as well as, as of the date of this report, our annual budget, which is approved by the Cámara de Diputados (Chamber of Deputies). The Energy Reform Decree provides that by December 2015, Petróleos Mexicanos will be converted from a decentralized public entity to a productive state-owned company. Moreover, the proposed secondary legislation implementing the Energy Reform Decree provides us with, among other things, additional technical, managerial and budgetary autonomy designed to increase our production and allow us to compete effectively with other oil and gas companies that enter the Mexican energy sector. See “Item 4—Information on the Company—History and Development—Energy Reform.” Notwithstanding this increased autonomy and our conversion to a productive state-owned company, Petróleos Mexicanos will continue to remain under the Mexican Government’s control, as the Mexican Government has (and, following the implementation of the Energy Reform Decree and related proposed secondary legislation, will continue to have, albeit to a lesser extent) the power to intervene directly or indirectly in our commercial and operational affairs. Intervention by the Mexican Government could adversely affect our ability to make payments under any securities issued by us. Although Petróleos Mexicanos is (and following its conversion to a productive state-owned company will remain) under the Mexican Government’s control, its financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

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

The Energy Reform Decree contemplates the transfer of certain of Pemex-Gas and Basic Petrochemicals’ assets to another decentralized public entity of the Mexican Government that will be created in the future. The Mexican Government has the power, in connection with the implementation of the secondary legislation relating to the Energy Reform Decree or if the Mexican Constitution and federal law were further amended, to reorganize us, including a transfer of all or a portion of Petróleos Mexicanos and the subsidiary entities or their assets to an entity not controlled by the Mexican Government. The reorganization and transfer of assets contemplated by the Energy Reform Decree or any other reorganization or transfer that the Mexican Government may effect, could adversely affect our production, cause a disruption in our workforce and our operations and cause us to default on certain obligations. See “—Considerations Related to Mexico” above in this Item 3.

Petróleos Mexicanos and the subsidiary entities pay special taxes and duties to the Mexican Government, which may limit our capacity to expand our investment program.

We pay a substantial amount of taxes and duties to the Mexican Government, particularly on the revenues of Pemex-Exploration and Production, which may limit our ability to make capital investments. In 2013, approximately 53.8% of our sales revenues was used to pay taxes and duties to the Mexican Government. These special taxes and duties constitute a substantial portion of the Mexican Government’s revenues. For further information, see “Item 4—Information on the Company—Taxes and Duties” and “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.” The Energy Reform Decree contemplates that the secondary legislation implementing it will include a new fiscal regime applicable to us. See “—Considerations Related to Mexico—The effects of the Energy Reform Decree and its implementation are uncertain but likely to be material” above in this Item 3.

The Mexican Government has imposed price controls in the domestic market on our products.

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

The Mexican nation, not us, owns the hydrocarbon reserves located in the subsoil of Mexico and our right to continue to exploit these reserves is subject to the approval of the Ministry of Energy.

The Mexican Constitution provides that the Mexican nation, not us, owns all petroleum and other hydrocarbon reserves located in the subsoil of Mexico.

Following the adoption of the Energy Reform Decree, Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and extraction activities through agreements with private sector companies and through assignments to and agreements with us. Once the secondary legislation related to the Energy Reform Decree is fully implemented, we and other oil and gas companies will have the right to exploit the petroleum and other hydrocarbon reserves located in the subsoil of Mexico, subject to assignment of these rights by the Ministry of Energy and entry into agreements pursuant to a competitive bidding process.

On March 21, 2014, as part of Round Zero, we submitted to the Ministry of Energy a request that we be assigned the right to continue to explore and develop areas that together contain 96% of Mexico’s estimated proved reserves of crude oil and natural gas as of December 31, 2013. The transitional articles of the Energy Reform Decree provide that the Ministry of Energy will take the following factors into consideration when determining whether to grant us an assignment:

•	with respect to areas that we were actively exploring in which we had made commercial discoveries or investments as of December 21, 2013, our investment capacity and evidence of a detailed plan for exploration; and

•	with respect to areas that we already had under production as of December 21, 2013, our development plan for producing fields, including evidence of proper development of such fields and our ability to efficiently and competitively carry out production activities.

The Ministry of Energy has a deadline of September 17, 2014 to respond to our request. The Ministry of Energy may not approve the assignment of certain of the proved oil and gas reserves we requested.

Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if we do not receive a significant percentage of the proved oil and gas reserves that we have requested pursuant to Round Zero or if the Mexican Government were to restrict or prevent us from exploiting any crude oil and natural gas reserves that it assigns to us. For more information, see “Item 4—Information on the Company—History and Development—Energy Reform—Round Zero.”

Information on Mexico’s hydrocarbon reserves in this report is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves set forth in this report is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. See “—Risk Factors Related to Our Operations—Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of Mexico’s hydrocarbon reserves that we have the right to extract and sell.” Pemex-Exploration and Production revises its estimates of Mexico’s hydrocarbon reserves that it is entitled to extract and sell annually, which may result in material revisions to our estimates of Mexico’s hydrocarbon reserves it is entitled to extract and sell. Our ability to maintain our long-term growth objectives for oil production depends on our ability to successfully develop our reserves, and failure to do so could prevent us from achieving our long-term goals for growth in production.

We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, any proved hydrocarbon reserves that may be assigned to us pursuant to Round Zero. Mexican Government budget cuts, reductions in our income and inability to obtain financing may limit our ability to make capital investments.

Our ability to maintain, as well as increase, our oil production levels is highly dependent upon our ability to successfully develop existing hydrocarbon reserves and, in the long term, upon our ability to obtain the right to develop additional reserves.

We continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. Despite these investments, the replacement rate for proved hydrocarbon reserves decreased to 67.8% in 2013, representing a significant decline in proved hydrocarbon reserves. Pemex-Exploration and Production’s crude oil production decreased by 1.0% from 2010 to 2011, by 0.2% from 2011 to 2012 and by 1.0% from 2012 to 2013, primarily as a result of the decline of production in the Cantarell and Delta del Grijalva projects.

The development of the reserves that are assigned to us pursuant to Round Zero, particularly any reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. We cannot guarantee that we will have or will be able to obtain, in the time frame that we expect, sufficient resources necessary to exploit the reserves that the Mexican Government assigns to us as part of Round Zero, or that it may grant to us in the future. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

Our ability to make capital expenditures is limited by the substantial taxes and duties that we pay to the Mexican Government and cyclical decreases in our revenues primarily related to lower oil prices. Budget cuts imposed by the Mexican Government and the availability of financing may limit our ability to make capital investments that are necessary to maintain current production levels and increase the proved hydrocarbon reserves we are entitled to exploit. For more information, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments” and “—Energy Reform.”

Increased competition in the Mexican energy sector may have a negative impact on our results of operations and financial conditions.

Once the secondary legislation related to the Energy Reform Decree is fully implemented, we and other oil and gas companies will have the right to carry out certain activities related to the energy sector in Mexico, including exploration and extraction activities. The Mexican Government will carry out exploration and extraction activities through agreements with private sector companies and through allocations to or agreements with us. Any oil and gas fields that we do not request or are not assigned to us pursuant to Round Zero will be subject to a competitive bidding process open to participation by private sector companies in which we will not have a preferential right. We will also likely face competition for the right to develop new oil and gas fields in Mexico, as well as in connection with certain refining, transportation and processing activities. For more information, see “Item 4—Information on the Company—History and Development—Energy Reform.” If we are unable to compete successfully with private sector companies in the energy sector in Mexico, our results of operations and financial condition may be adversely affected.

We may claim some immunities under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.

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

Risk Factors Related to Our Operations

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of Mexico’s hydrocarbon reserves.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond our control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations or international laws, political and other events in major oil and natural gas producing and consuming nations and actions taken by Organization of the Petroleum Exporting Countries (OPEC) members and other oil exporting countries, trading activity in oil and natural gas and transactions in DFIs related to oil and gas.

When international crude oil and natural gas prices are low, we earn less export sales revenue and, therefore, generate lower cash flows and earn less income, because our costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, we earn more export sales revenue and our income before taxes and duties increases. As a result, future fluctuations in international crude oil and natural gas prices will have a direct effect on our results of operations and financial condition, and may affect Mexico’s hydrocarbon reserves estimates. See “—Risk Factors Related to Our Relationship with the Mexican Government—Information on Mexico’s hydrocarbon reserves in this report is based on estimates, which are uncertain and subject to revisions” above in this Item 3 and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Hydrocarbon Price Risk.”

We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror.

We are subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of our facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, our business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert our crude oil, natural gas or refined products from our pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of life.

Our facilities are also subject to the risk of sabotage, terrorism and cyber attacks. In July 2007, two of our pipelines were attacked. In September 2007, six different sites were attacked and 12 of our pipelines were affected. The occurrence of any of these events or of accidents connected with production, processing and transporting oil and oil products could result in personal injuries, loss of life, environmental damage with resulting containment, clean-up and repair expenses, equipment damage and damage to our facilities. A shutdown of the affected facilities could disrupt our production and increase our production costs. As of the date of this report, there have been no similar occurrences since 2007. Although we have established cybersecurity systems and procedures to protect our information technology and have not yet suffered a cyber attack, if the integrity of our information technology were ever compromised due to a cyber attack, our business operations could be disrupted and our proprietary information could be lost or stolen.

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

We have a substantial amount of liabilities that could adversely affect our financial condition and results of operations.

We have a substantial amount of debt. As of December 31, 2013, our total indebtedness, excluding accrued interest, was approximately U.S. $63.6 billion, in nominal terms, which is a 6.4% increase as compared to our total indebtedness, excluding accrued interest, of approximately U.S. $59.8 billion at December 31, 2012. Our level of debt may increase further in the near or medium term and may have an adverse effect on our financial condition and results of operations.

To service our debt, we have relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness. Certain rating agencies have expressed concerns regarding the total amount of our debt, our increase in indebtedness over the last several years and our substantial unfunded reserve for retirement pensions and seniority premiums, which as of December 31, 2013 was equal to approximately U.S. $85.6 billion. Due to our heavy tax burden, we have resorted to financings to fund our capital investment projects. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms, this could hamper our ability to obtain further financing as well as hamper investment in projects financed through debt. As a result, we may not be able to make the capital expenditures needed to maintain our current production levels and to maintain, as well as increase, Mexico’s proved hydrocarbon reserves, which may adversely affect our financial condition and results of operations. See “—Risk Factors Related to Our Relationship with the Mexican Government—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, any proved hydrocarbon reserves that may be assigned to us pursuant to Round Zero. Mexican Government budget cuts, reductions in our income and inability to obtain financing may limit our ability to make capital investments.”

Our compliance with environmental regulations in Mexico could result in material adverse effects on our results of operations.

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to our operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases our costs because it requires us to make significant capital expenditures and limits our ability to extract hydrocarbons, resulting in lower revenues. For an estimate of our accrued environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.” In addition, we have agreed with third parties to make investments to reduce our carbon dioxide emissions. See “Item 4—Information on the Company—Environmental Regulation—Global Climate Change and Carbon Dioxide Emissions Reduction.”

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT

We are the largest company in Mexico, and according to the November 18, 2013 issue of Petroleum Intelligence Weekly, we were the seventh largest crude oil producer and the eleventh largest oil and gas company in the world based on data from the year 2012. In 1938, President Lázaro Cárdenas del Río nationalized the foreign-owned oil companies which were then operating in Mexico, and the Mexican Congress established Petróleos Mexicanos by a decree effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with a central role in the planning and management of Mexico’s petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

Our executive offices are located at Avenida Marina Nacional No. 329, Colonia Petróleos Mexicanos, México, D.F. 11311, México. Our telephone number is (52-55) 1944-2500.

As of the date of this report, the activities of Petróleos Mexicanos and its subsidiary entities are regulated primarily by:

•	the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the Regulatory Law); and

•	the Petróleos Mexicanos Law.

We anticipate that the regulatory regime applicable to the activities of Petróleos Mexicanos and its subsidiary entities will be modified significantly pursuant to the changes contemplated by the Energy Reform Decree. See “—Information on the Company—History and Development—Energy Reform” below in this Item 4.

The Regulatory Law and the Petróleos Mexicanos Law grant Petróleos Mexicanos and certain of its subsidiary entities the right to:

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

Under the Petróleos Mexicanos Law, which replaced the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), the subsidiary entities were to continue to conduct business in accordance with their mandates under existing law until the President of Mexico issued a reorganization decree, based on a proposal by the Board of Directors of Petróleos Mexicanos. The Board of Directors of Petróleos Mexicanos submitted a proposal to the President of Mexico providing that the existing structure of the subsidiary entities be maintained, and on March 21, 2012, the President of Mexico issued the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos), which was published in the Official Gazette of the Federation and became effective as of the following day. This decree consistent with the recommendation of the Board of Directors of Petróleos Mexicanos, maintains the existence of the four subsidiary entities.

In 1995, the Mexican Congress amended the Regulatory Law to allow private and social sector companies, which include labor-controlled organizations and industries, to participate, with the Mexican Government’s approval, in the storage, distribution and transportation of natural gas. Pursuant to the Regulatory Law, as amended, these types of companies may construct, own and operate pipelines, installations and equipment. Since 1997, the Mexican Government has required that we divest our existing natural gas distribution assets, retaining authority over the exploration, exploitation, production and first-hand sale of natural gas, as well as the transportation and storage inextricably linked with this type of exploitation and production. See “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Private Sector Participation in Natural Gas Distribution.”

The Regulatory Law and the Petróleos Mexicanos Law have allowed us to co-generate electric energy and to enter into agreements with the Comisión Federal de Electricidad (Federal Electricity Commission) to sell our excess production to this entity. The funds and the public investment projects required to carry out these co-generation works and the acquisition of any excess production by the Federal Electricity Commission must be included in the annual Presupuesto de Egresos de la Federación (Federal Expenditure Budget), which is subject to discussion by and approval of the Chamber of Deputies.

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

In November 2008, the Petróleos Mexicanos Law was adopted by the Mexican Congress and several other laws were adopted or amended, as part of what we refer to as the 2008 Energy Reform. None of these laws included any amendment to the Mexican Constitution.

As a result of the 2008 Energy Reform, we are authorized to offer cash incentives to contractors that provide us with access to new technologies, faster execution or greater profits, subject to the requirements that our payment obligations under construction and services contracts must always be satisfied in cash and that in no case may we grant ownership rights over hydrocarbons to our contractors. See “Item 4—Information on the Company—Business Overview—Exploration and Production—Integrated Exploration and Production Contracts.”

Energy Reform

On December 12, 2013, the Permanent Commission of the Mexican Congress approved amendments to Articles 25, 27 and 28 of the Mexican Constitution, which were subsequently approved by a majority of Mexico’s state legislatures and signed into law by President Peña Nieto. On December 20, 2013, the Energy Reform Decree was published in the Official Gazette of the Federation and took effect on December 21, 2013. The Energy Reform Decree includes transitional articles that set forth the general framework for the secondary legislation or implementing laws, which have not been enacted as of the date of this report.

We describe below the key features of the Energy Reform Decree that relate to the hydrocarbons sector in Mexico and our operations:

•	Ownership by Mexican Nation: Solid, liquid and gaseous hydrocarbons located in the subsoil of Mexico remain the property of the Mexican nation.

•	Private Sector Participation: The Mexican Government will carry out the exploration and extraction of hydrocarbons in Mexico through assignments to productive state-owned companies (as described below) or through agreements with these productive state-owned companies or with private sector companies. As part of the secondary legislation to be adopted, the Mexican Congress must make the necessary adjustments to the legal framework regulating the contractual regime for exploration and extraction activities, which may include the following contractual arrangements:

•	licenses, pursuant to which a license holder would be entitled to the hydrocarbons once these are extracted from the subsoil;

•	production-sharing contracts, pursuant to which a contractor would be entitled to receive a percentage of production;

•	profit-sharing contracts, pursuant to which a contractor would be entitled to receive a percentage of the profit from the sale of the extracted hydrocarbons; and

•	service contracts, pursuant to which a contractor would receive cash payments for services performed.

The Mexican Government will have the flexibility to combine elements of these contractual frameworks in order to maximize the income attributable to the Mexican nation and thereby help ensure its long-term development. In addition, the Energy Reform Decree specifies the process by which the Mexican Government grants any such contract will be governed by rules that ensure its transparency, and information about payments made or taxes paid under any such contract will be made publicly available.

•

Conversion: The Energy Reform Decree provides that Petróleos Mexicanos is to be converted from a decentralized public entity to a productive state-owned company within two years from the enactment of the Energy Reform Decree, or by December 21, 2015. During the two-year transition period, we will be entitled to be awarded the assignments and contracts mentioned above. The Energy Reform Decree provides that the corporate purpose of a productive state-owned company will be to create economic value and increase the income of the Mexican nation while adhering to principles of equity as well as social and environmental responsibility, and we will be granted technical, managerial and budgetary autonomy, subject to certain controls. The Mexican Government will continue to control Petróleos Mexicanos once it is converted to a productive state-owned company. As a productive state-owned company, Petróleos Mexicanos’ Chief Executive Officer will be appointed by the President of Mexico and its Board of Directors will consist of five representatives of the Mexican Government, including the Secretary of Energy (who will serve as Chairperson of the Board), and five independent members.

•	Initial Assignments and Subsequent Bidding Process: The transitional articles of the Energy Reform Decree outline a process, commonly referred to as Round Zero, for the determination of the initial allocation of rights to carry out exploration and production activities in Mexico. Round Zero is being administered by the Ministry of Energy, with technical assistance from the NHC. Pursuant to Round Zero, we have requested that the Ministry of Energy assign to us certain exploration and extraction areas in which we currently explore, operate or have an interest in developing based on our operational capabilities, as described below. Any such areas that we do not request or are not assigned to us will be subject to a competitive bidding process open to participation by private sector companies.

•	Booking of Reserves: Productive state-owned companies and private companies will be allowed to report assignments or contracts and the corresponding expected benefits for accounting and financial purposes, with the understanding that any solid, liquid or gaseous hydrocarbons that are in the subsoil will remain the property of the Mexican nation.

•	Pipeline System: The Centro Nacional de Control del Gas Natural (National Center of Natural Gas Control), a decentralized public entity of the Mexican Government, will be created to own and operate the national gas pipeline system and storage infrastructure. Pursuant to the applicable secondary legislation, Pemex-Gas and Basic Petrochemicals will transfer and assign to the National Center of Natural Gas Control the assets and contracts necessary for it to manage this system and infrastructure.

•	Regulatory Oversight and Authority: The Ministry of Energy, the NHC and the Energy Regulatory Commission will be granted additional technical and administrative authority over certain of our operations and the energy sector generally, as described below.

•	The Ministry of Energy, with the technical assistance of the NHC, will have the authority to grant assignments pursuant to Round Zero, select the areas that will be subject to public bidding, establish the technical guidelines for the bidding process, as well as for the contracts themselves, and issue permits for oil refining and natural gas processing.

•	The NHC will be responsible for conducting the public bidding process and executing the corresponding contracts, as well as supervising oil and gas production activities.

•	The Energy Regulatory Commission will regulate and grant permits for the storage, transportation and distribution through pipelines of oil, gas, petroleum products and petrochemicals; regulate third-party access to transportation pipelines, as well as to the storage of hydrocarbons and their derivatives; and regulate the first-hand sale of the aforementioned products.

•	The NHC and the Energy Regulatory Commission will be vested with their own legal status and technical and administrative autonomy. In addition, the SHCP, as well as other government entities, will be entrusted with establishing the economic terms for contracts assigned pursuant to the public bidding process.

•

Safety and the Environment: The Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency of Industrial Safety and Environmental Protection for the Hydrocarbon Sector) will be created to regulate and supervise activities and facilities related to the hydrocarbons industry with respect to industrial safety and environmental protection. This new entity will operate as an administrative body of the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources) and will, among other things, supervise the decommissioning and abandonment of facilities. Relatedly, companies participating in the hydrocarbons sector will be subject to regulations intended to reduce greenhouse gas emissions and help ensure that energy and natural resources are used efficiently.

•	Mexican Oil Fund: The Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development) will be created and entrusted with receiving, administering and distributing the income that the Mexican Government derives from exploration and extraction activities carried out under assignments or agreements, excluding any tax revenues generated as a result of such activities. This public trust will first use the income to make the payments required pursuant to the various assignments or agreements; it will then transfer part of the income to various funds that finance public expenses and will allocate the remaining funds to long-term savings, including investments in financial assets. The Banco de México (the Mexican central bank) will act as trustee, and the allocation of the fund’s assets will be supervised by a technical committee composed of the Secretary of Energy, the Secretary of Finance and Public Credit, the Governor of Banco de México and four independent members.

•	Anticorruption: Modifications to the current legal framework will be made to allow for the supervision, and, if necessary, investigation and prosecution, of entities, individuals and public officials participating in the Mexican energy sector.

The impact of the Energy Reform Decree on us will largely depend on how it is implemented by the secondary legislation. On April 30, 2014, President Enrique Peña Nieto submitted to the Mexican Congress bills proposing secondary legislation intended to implement certain provisions of the Energy Reform Decree. Among other things, these proposed bills provide us with additional technical, managerial and budgetary autonomy designed to increase our production and allow us to compete effectively with other oil and gas companies that enter the Mexican energy sector.

As of the date of this report, the proposed bills are subject to review, debate and revision by the Mexican Congress, and therefore we do not know what the final scope and terms of any approved bill will be. Accordingly, we cannot currently predict the effects of the Energy Reform Decree and the new framework it contemplates, although such effects are likely to be material and impact our structure, results of operations and financial position.

Round Zero

Transitional article six of the Energy Reform Decree, which outlines the Round Zero process, required us to submit a proposal to the Ministry of Energy requesting that we be assigned the right to explore and develop areas in which we currently operate based on our technical, financial and operational capabilities. Accordingly, on March 21, 2014, we submitted to the Ministry of Energy a request that we retain rights that we believe will allow us to maintain our current production and provide sufficient exploration opportunities to increase our production in the future. Together, the areas that we requested contain 96% of Mexico’s estimated proved reserves of crude oil and natural gas as of December 31, 2013.

Exploration Areas. With respect to our exploration activities, we requested rights that we believe will allow our oil and gas production to continue to grow. Our submission sought to ensure that we maintain a number of areas that would allow us to continue our investment program in exploratory activities. Specifically, we requested to retain the right to explore offshore and onshore areas in the Southeastern basins in which we have identified opportunities that would allow us to increase production in the short-term. We also requested the right to continue to explore certain deepwater areas and areas containing unconventional deposits that we believe will allow us to increase production in the medium and long-term. The primary consideration used to determine which exploration areas to request was the continuity of our exploration strategy. Other factors that we considered included the potential hydrocarbons content and expected monetary value of the area, as well as the risks (both technical and geological) involved.

Our proposal grouped the exploration areas that we requested according to the following criteria:

•	Conventional onshore areas: We requested oil opportunities in which discoveries could be developed within a short amount of time (ideally less than 12 months) and gas areas that are expected to be profitable in the medium-term. We intend to pursue partnerships with the private sector in these areas only where necessary to mitigate risks and increase our operational capacity.

•	Shallow waters: We requested areas with oil opportunities and existing infrastructure that would allow for discoveries to be developed quickly. Given our experience in shallow waters, we do not expect to involve partners from the private sector in connection with these areas.

•	Deep waters: We requested areas with potential commercial opportunities in which we expect to be able to enter into partnerships with private sector companies. These partnerships would help us bear the risks and costs associated with deepwater operations and facilitate the transfer of technology and expertise.

•	Unconventional areas: We requested areas with potential commercial opportunities in order to be able to enter into partnerships with the private sector that will help us develop the technological capacity to exploit shale and other unconventional deposits in the future.

Production Fields. With respect to our production activities, we requested the right to continue operating our most profitable fields in order to help ensure the maintenance of our production. We also requested the right to continue developing complex and capital-intensive areas, such as deepwater fields, that we believe we can successfully operate by entering into strategic partnerships with the private sector. Altogether, we requested the right to continue operating all of the fields that are currently in production, as well as many of the fields that are being developed or are close to being developed.

Our proposal grouped the production fields that we requested according to the following criteria:

•	Conventional onshore fields: We primarily requested profitable fields for which we have the expertise and technology necessary to develop, as well as certain less profitable fields for strategic reasons.

•	Chicontepec: We requested fields that, despite their complexity, are strategically valuable due to the volume of oil and gas deposits. We also requested fields that are subject to existing contractual arrangements, including Integrated Exploration and Production Contracts (which we refer to as the Integrated E&P Contracts).

•	Shallow waters: We primarily requested profitable fields containing heavy, light and extra-light crude oil deposits that were already in production or under development. We also requested certain fields containing extra-heavy crude oil deposits that we are developing or will develop in the near future.

•	Deep waters: We requested fields that are currently under development, including fields in Área Perdido.

Initial Assignments. The Ministry of Energy will take the following factors into consideration when determining whether to grant us an assignment:

•	with respect to areas that we were actively exploring in which we had made commercial discoveries or investments as of December 21, 2013, our investment capacity and evidence of a detailed plan for exploration; and

•	with respect to areas that we already had under production as of December 21, 2013, our development plan for producing fields, including evidence of proper development of such fields and our ability to efficiently and competitively carry out production activities.

Although the Ministry of Energy has, in accordance with the transitional articles of the Energy Reform Decree, until September 17, 2014 to respond to our requests, the Ministry of Energy has publicly announced that it is possible that its responses may be issued in multiple stages, beginning with areas in which we currently operate. Any areas that we do not request or are not assigned to us will be subject to a competitive bidding process. The transitional articles of the Energy Reform Decree provide that we will be entitled to receive compensation in accordance with a valuation established by the Ministry of Energy in the event that areas that we are currently operating are not assigned to us.

Once a particular area is assigned to us, we may request that the Ministry of Energy permit us to convert the assignment into one of the contractual frameworks described above. If, in connection with the conversion of an assignment, we decide to enter into an agreement with a private sector company, the NHC will conduct a public tender in a manner similar to the bidding process described above to determine who will be our partner.

Capital Expenditures and Investments

The following table shows our capital expenditures, excluding maintenance, for each of the five years ended December 31, 2013, and the budget for such expenditures for 2014 and 2015. Capital expenditure amounts are derived from our budgetary records, which record such amounts on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Capital Expenditures

	Year ended December 31,(1)										Budget 2014		Budget 2015
	2009		2010		2011		2012		2013
	(in millions of pesos)(2)
Pemex-Exploration and Production	Ps.	180,507	Ps.	194,838	Ps.	177,059	Ps.	193,801	Ps.	212,556	Ps.	230,879	Ps.	229,982
Pemex-Refining		18,526		22,636		25,157		28,944		29,794		40,699		77,744
Pemex-Gas and Basic Petrochemicals		3,941		3,887		3,019		4,468		5,405		7,548		8,234
Pemex-Petrochemicals		2,053		2,462		2,426		2,892		4,003		5,396		6,109
Petróleos Mexicanos		560		206		717		943		1,707		2,189		5,554

Total capital expenditures	Ps.	205,587	Ps.	224,029	Ps.	208,378	Ps.	231,048	Ps.	253,465	Ps.	286,711	Ps.	327,623

Note: Numbers may not total due to rounding.

(1)	Includes capitalized interest during construction period for the year 2009. Does not include capitalized interest for the years 2010, 2011, 2012, 2013, 2014 and 2015.
(2)	Figures for 2009, 2010, 2011, 2012 and 2013 are stated in nominal pesos. Figures for 2014 and 2015 are stated in constant 2014 pesos.

Source: Petróleos Mexicanos.

Total Capital Expenditures

The following table sets forth our total capital expenditures by project, excluding maintenance, for the five years ended December 31, 2013, as well as the budget for such expenditures for 2014.

Capital Expenditures

	Year ended December 31,(1)(2)										Budget 2014(3)
	2009		2010		2011		2012		2013
	(in millions of pesos)(4)
Pemex-Exploration and Production
Ku-Maloob-Zaap	Ps.	20,894	Ps.	18,350	Ps.	21,554	Ps.	22,720	Ps.	29,738	Ps.	34,292
Cantarell(5)		41,002		38,437		36,303		42,139		28,171		24,375
Aceite Terciario del Golfo		20,607		28,262		21,919		20,864		20,049		5,242
Tsimin-Xux(6)		—		—		—		—		13,312		20,179
Antonio J. Bermúdez(5)(7)		10,442		9,853		11,218		13,126		11,489		10,751
Burgos		19,410		29,704		19,564		17,324		10,316		9,935
Crudo Ligero Marino(6)(8)		—		—		—		—		10,000		13,402
Chuc(9)		3,469		2,619		3,730		7,870		9,897		12,245
Ogarrio-Magallanes(7)		—		—		—		—		6,693		5,229
Delta del Grijalva		4,571		5,904		6,501		5,671		6,169		6,934
Cactus-Sitio Grande(6)(10)		1,127		1,384		1,995		2,544		4,208		3,526
Integral Yaxché		4,552		3,963		1,986		2,485		3,858		8,173
El Golpe-Puerto Ceiba		1,706		847		1,274		2,691		3,708		1,438
Veracruz Basin(6)		—		—		—		—		3,703		5,102
Bellota-Chinchorro(11)		4,496		5,518		4,912		3,101		3,607		3,356
Jujo-Tecominoacán(5)		5,419		6,584		3,658		3,555		3,336		2,576
Tamaulipas-Constituciones		987		1,967		3,800		3,313		2,736		847
Ek-Balam		4,143		2,766		725		1,023		2,549		4,752
Lakach		43		1,032		128		194		1,829		11,824
Integral Poza Rica		2,122		2,936		4,687		4,948		1,721		3,738
Arenque(5)		1,829		1,155		1,159		1,241		1,696		1,501
Ixtal-Manik(6)		—		—		—		—		1,631		3,312
Strategic Gas Program(5)(6)		28,626		27,944		27,790		29,870		1,394		—
Cuenca de Macuspana(6)		—		—		—		—		614		1,088
Costero Terrestre(6)		—		—		—		—		516		903
Och-Uech-Kax(8)		324		1,160		1,084		964		80		—
Lankahuasa(6)		—		—		—		—		37		1,866
Ayín-Alux		1,116		1,212		591		56		34		438
Carmito-Artesa(10)		160		452		319		611		30		—
Caan(9)		1,654		1,112		658		1,093		27		—
Cárdenas(11)		1,111		1,062		226		4		—		—
Other Exploratory Projects(5)(12)(13)		—		—		—		4,208		28,070		31,698
Other Development Projects		—		—		—		—		—		463
Administrative and Technical Support		695		613		1,280		2,188		1,338		1,694

Total		180,507		194,838		177,059		193,801		212,556		230,879
Pemex-Refining
New Refinery at Tula		39		139		60		446		5,204		3,714
Fuel Quality Investments		429		3,313		6,571		6,558		2,801		5,894
Residual Conversion from Salamanca Refinery		104		64		78		155		909		4,480
Tuxpan Pipeline and Storage and Distribution Terminals		650		823		770		597		255		347
Minatitlán Refinery Reconfiguration		5,159		4,633		2,850		5,366		—		—
Others		12,145		13,664		14,827		15,822		20,625		26,264

Total		18,526		22,636		25,157		28,944		29,794		40,699
Pemex-Gas and Basic Petrochemicals
Rehabilitation of Fire Protection Network at GPCs		292		162		125		156		545		180
Cryogenic Plant at Poza Rica GPC		640		1,767		1,103		801		498		34
Refurbishment, Modification and Modernization of Nationwide Pumping and Compression Stations		67		39		47		134		255		376
Preservation of Processing Capacity at the Nuevo Pemex GPC		2		280		228		268		237		253
Modernization of Areas of Transportation Products of GPCs		—		—		—		—		155		156
Project of Rehabilitation and Integration of Burners Venting System at Ciudad Pemex GPC		252		205		31		60		120		1

	Year ended December 31,(1)(2)										Budget 2014(3)
	2009		2010		2011		2012		2013
	(in millions of pesos)(4)
Conservation of Operational Reliability at Poza Rica GPC		294		166		92		126		56		22
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline		—		—		24		79		36		352
Integral Maintenance of Pipeline Systems for Ethane, Basic Petrochemicals and Secondary Petrochemicals		—		—		—		—		13		311
Integral Project of Electric Reliability at GPCs		—		—		—		—		—		226
Refurbishment and Modernization of Natural Gas Turbocompressors of the Cryogenic Plants at the Nuevo Pemex GPC		—		—		—		—		—		195
Integral Maintenance of Pipeline Systems for Natural Gas and LPG Stage II		—		—		—		—		—		174
Operational Reliability of the Pipeline Division Assets		—		—		—		—		—		57
Refurbishment and Modernization of the Processing Systems and Equipment of La Venta GPC		—		—		—		—		—		41
Petrochemical Pipelines via Agave 2004		—		2		—		—		—		—
Infrastructure for Transportation of Petrochemical Products from Nuevo Pemex-Cactus to Coatzacoalcos		—		2		—		—		—		—
Modular Cryogenic Plants in Station 19 in Reynosa GPC		275		—		—		—		—		—
Others		2,119		1,264		1,369		2,845		3,490		5,170

Total		3,941		3,887		3,019		4,468		5,405		7,548
Pemex-Petrochemicals
Modernization and Expansion of Production Capacity of Aromatics Train I at Cangrejera PC		442		1,354		941		777		495		10
Maintaining Production Capacity of Ethylene Plant at Cangrejera PC		—		—		—		20		375		125
Maintaining Production Capacity of Ethane Derivatives Chain IV at Morelos PC		—		4		78		206		288		34
Modernization and Expansion of Production Capacity of Ethane Derivatives Chain I at Morelos PC		284		56		86		5		208		318
Maintaining Production Capacity of Ethane Derivatives Chain II at Morelos PC		218		224		78		125		163		131
Maintaining Production Capacity of Ethane Derivatives Chain II at Cangrejera PC		16		3		50		65		98		—
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC		57		57		45		—		85		—
Maintaining Production Capacity, Storage and Distribution of Ammonia at the Cosoleacaque PC		—		—		110		441		65		18
Maintaining Production Capacity of Auxiliary Services Infrastructure I at Pajaritos PC		3		7		41		125		64		—
Rehabilitation of Facilities for Physical Security at Morelos PC		—		6		1		73		51		1
Maintaining Production Capacity of Aromatics Train II at Cangrejera PC		73		53		30		29		16		10
Expansion of Styrene Plant at Cangrejera PC		1		—		—		—		—		—
Others		958		698		966		1,025		2,095		4,749

Total		2,053		2,462		2,426		2,892		4,003		5,396
Petróleos Mexicanos
Total		560		206		717		943		1,707		2,189

Total capital expenditures	Ps.	205,587	Ps.	224,029	Ps.	208,378	Ps.	231,048	Ps.	253,465	Ps.	286,711

Notes:	Numbers may not total due to rounding.

GPC = Gas Processing Complex.

PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during construction period for the year 2009. Does not include capitalized interest for the years 2010, 2011, 2012, 2013 and 2014.
(3)	Amended budget after the initial authorized budget.
(4)	Figures for 2009, 2010, 2011, 2012 and 2013 are stated in nominal pesos. Figures for 2014 are stated in constant 2014 pesos.
(5)	As of January 1, 2013, the Antonio J. Bermúdez, Arenque, Cantarell, Jujo-Tecominoacán and Strategic Gas Program exploratory projects, which formerly constituted an exploratory component, were designated as separate projects and funds were allocated to them as stand-alone projects.
(6)	As of January 1, 2013, the Veracruz Basin, Lankahuasa, Costero Terrestre, Crudo Ligero Marino, Ixtal-Manik, Cuenca de Macuspana and Tsimin-Xux projects (projects formerly supported by the Strategic Gas Program project resources) were designated as separate projects and funds were allocated to them as stand-alone projects and the San Manuel project (a project formerly supported by the Strategic Gas Program project resources) was separated from the Strategic Gas Program and was merged into the Cactus-Sitio Grande project.
(7)	As of January 1, 2013, the Ogarrio-Magallanes project was separated from the Antonio J. Bermúdez project.

(8)	As of January 1, 2013, the Och-Uech-Kax project was merged into the Crudo Ligero Marino project.
(9)	As of January 1, 2013, the Caan project was merged into the Chuc project.
(10)	As of January 1, 2013, the Carmito Artesa project was merged into the Cactus-Sitio Grande project.
(11)	As of January 1, 2012, the Cárdenas project was merged into the Bellota-Chinchorro project.
(12)	As of January 1, 2012, the Campeche Oriente exploratory project (a project formerly supported by Ku-Maloob-Zaap project resources) and the Comalcalco exploratory project (a project formerly supported by Bellota-Chinchorro project resources) were designated as separate projects and funds were allocated to them as stand-alone projects.
(13)	As of January 1, 2013, the Alosa, Chalabil, Cuichapa, Han, Holok, Lebranche, Oyamel, Pakal, Área Perdido, Tlancanán and Uchukil exploratory projects were designated as separate projects and funds were allocated to them as stand-alone projects.

Source: Petróleos Mexicanos.

Capital Expenditures Budget

The following table sets forth our approved capital expenditures budget for 2014 and estimates for the years 2015 through 2017. These figures are subject to change in accordance with our future investment plans and the provisions of subsequent budgetary approvals.

Approved Capital Expenditures Budget

	Year ended December 31,(1)
	2014		2015		2016		2017
	(in millions of constant 2014 pesos)
Pemex-Exploration and Production
Ku-Maloob-Zaap	Ps.	34,292	Ps.	34,338	Ps.	31,663	Ps.	22,403
Cantarell		24,375		26,713		23,525		20,601
Tsimin-Xux(2)(3)		20,179		14,711		12,827		16,417
Crudo Ligero Marino(2)(3)		13,402		12,539		10,317		10,588
Chuc		12,245		12,577		13,825		13,998
Lakach		11,824		7,538		602		526
Antonio J. Bermúdez(4)		10,751		8,427		8,762		7,016
Burgos		9,935		3,746		3,862		8,105
Integral Yaxché		8,173		15,041		8,238		4,929
Delta del Grijalva		6,934		4,166		2,656		1,729
Aceite Terciario del Golfo		5,242		4,287		7,860		6,615
Ogarrio-Magallanes(4)		5,229		5,470		6,380		6,642
Veracruz Basin(2)(3)		5,102		4,449		4,513		4,859
Ek-Balam		4,752		4,053		4,810		4,259
Integral Poza Rica		3,738		2,720		1,893		1,487
Cactus-Sitio Grande(2)		3,526		3,133		2,914		1,758
Bellota Chinchorro		3,356		2,916		3,637		2,782
Ixtal-Manik(2)(3)		3,312		3,986		2,557		2,194
Jujo-Tecominoacán		2,576		1,713		1,204		2,287
Lankahuasa(2)(3)		1,866		418		41		22
Arenque		1,501		1,712		2,515		1,187
El Golpe-Puerto Ceiba		1,438		1,112		1,238		1,274
Cuenca de Macuspana(2)(3)		1,088		825		635		193
Costero Terrestre(2)(3)		903		1,357		517		261
Tamaulipas-Constituciones		847		661		551		474
Ayín-Alux		438		120		1,626		3,192
Other Exploratory Projects(5)		31,698		46,832		56,853		54,049
Other Development Projects		463		2,385		1,707		143
Administrative and Technical Support		1,694		2,307		2,344		3,125

Total		230,879		229,982		220,075		203,114
Pemex-Refining
Fuel Quality Investments		5,894		5,649		—		—
Residual Conversion from Salamanca Refinery		4,480		9,407		8,561		8,531
New Refinery at Tula (pre-investment study)		3,714		5,109		889		457
Tuxpan Pipeline and Storage and Distribution Terminals		347		472		—		—
Others		26,264		57,107		42,428		21,734

Total		40,699		77,744		51,878		30,722

	Year ended December 31,(1)
	2014		2015		2016		2017
	(in millions of constant 2014 pesos)
Pemex-Gas and Basic Petrochemicals
Refurbishment, Modification and Modernization of Nationwide Pumping and Compression Stations		376		536		—		—
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline		352		13		—		—
Integral Maintenance of Pipeline Systems for Ethane, Basic Petrochemicals and Secondary Petrochemicals		311		205		319		102
Preservation of Processing Capacity at the Nuevo Pemex GPC		253		375		—		—
Integral Project of Electric Reliability at GPCs		226		212		382		—
Refurbishment and Modernization of Natural Gas Turbocompressors of the Cryogenic Plants at the Nuevo Pemex GPC		195		240		292		—
Rehabilitation of Fire Protection Network at GPCs		180		—		—		—
Integral Maintenance of Pipeline Systems for Natural Gas and LPG Stage II		174		276		256		255
Modernization of Areas of Transportation Products of GPCs		156		472		582		588
Operational Reliability of the Pipeline Division Assets		57		170		170		153
Refurbishment and Modernization of the Processing Systems and Equipment of La Venta GPC		41		158		188		110
Cryogenic Plant at Poza Rica GPC		34		—		—		—
Conservation of Operational Reliability at the Poza Rica GPC		22		3		—		—
Project of Rehabilitation and Integration of Burners Venting System in Ciudad Pemex GPC		1		—		—		—
Others		5,170		5,574		2,935		317

Total		7,548		8,234		5,124		1,526
Pemex-Petrochemicals
Modernization and Expansion of Production Capacity of Ethane Derivatives Chain I at Morelos PC		318		799		1,249		519
Maintaining Production Capacity of Ethane Derivatives Chain II at Morelos PC		131		—		—		68
Maintaining Production Capacity of Ethylene Plant at Cangrejera PC		125		201		199		—
Maintaining Production Capacity of Ethane Derivatives Chain IV at Morelos PC		34		—		—		83
Maintaining Production Capacity, Storage and Distribution of Ammonia at the Cosoleacaque PC		18		205		150		—
Modernization and Expansion of Production Capacity of the Aromatics Train I at Cangrejera PC		10		132		224		144
Maintaining Production Capacity of Aromatics Train II at Cangrejera PC		10		—		—		—
Refurbishing of Facilities for Physical Security at Morelos PC		1		103		—		—
Others		4,749		4,669		4,709		6,566

Total		5,396		6,109		6,532		7,380
Petróleos Mexicanos
Total		2,189		5,554		782		148

Total Capital Expenditures Budget	Ps.	286,711	Ps.	327,623	Ps.	284,391	Ps.	242,890

Notes:	Numbers may not total due to rounding.

GPC = Gas Processing Complex.

PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	As of January 1, 2013, the Veracruz, Lankahuasa, Costero Terrestre, Crudo Ligero Marino, Ixtal-Manik, Cuenca de Macuspana and Tsimin-Xux projects (projects formerly supported by the Strategic Gas Program project resources) were designated as separate projects and funds were allocated to them as stand-alone projects and the San Manuel project (a project formerly supported by the Strategic Gas Program project resources) was separated from the Strategic Gas Program and was merged into the Cactus-Sitio Grande project.
(3)	As of January 1, 2013, the Veracruz Basin, Lankahuasa, Costero Terrestre, Crudo Ligero Marino, Ixtal-Manik, Cuenca de Macuspana, Tsimin-Xux and San Manuel projects were separated from the Strategic Gas Program.
(4)	As of January 1, 2013, the Ogarrio-Magallanes project was designated as a separate project from the Antonio J. Bermúdez project.
(5)	As of January 1, 2013, the Alosa, Chalabil, Cuichapa, Han, Holok, Lebranche, Oyamel, Pakal, Área Perdido, Tlancanán and Uchukil exploratory projects were designated as separate projects and funds were allocated to them as stand-alone projects.

Source: Petróleos Mexicanos.

We have budgeted a total of Ps. 286.7 billion in constant 2014 pesos for capital expenditures in 2014. We expect to direct Ps. 230.9 billion (or 80.5% of our total capital expenditures) to exploration and production programs in 2014. This significant investment in exploration and production activities reflects our focus on maximizing the potential of Mexico’s hydrocarbon reserves as we begin operating under the new framework established by the Energy Reform Decree. The allocation of capital expenditures may be impacted by the Mexican Congress’ enactment of secondary legislation implementing the Energy Reform Decree.

See “—Information on the Company—History and Development—Energy Reform” in this Item 4. In addition, we continuously review our capital expenditures portfolio in accordance with our current and future business plans and upcoming opportunities.

Our main objectives for upstream investment are to maximize the long-term economic value, and to increase and improve the quality of Mexico’s oil and gas reserves, enhance Pemex-Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and environmental compliance. Our 2014 budget objectives include increasing crude oil production from the 2013 production level and increasing the supply of natural gas for the domestic market in the medium to long term.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistics and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

To this end, we are currently developing a new refinery in Tula, in the state of Hidalgo, which is expected to have a processing capacity of 250 thousand barrels per day of Maya crude oil, 163 thousand barrels per day of gasoline and 117 thousand barrels per day of diesel. See “—Business Overview—Refining—New Refinery at Tula” in this Item 4. In addition, we announced in June 2013 that the Miguel Hidalgo refinery in Tula will be reconfigured to process its vacuum residue for conversion into high value fuels such as gasoline and diesel. See “—Business Overview—Refining—Vacuum Residue Processing at Miguel Hidalgo Refinery” in this Item 4.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production’s primary objectives for 2014 include: (1) increasing current crude oil production levels in order to satisfy domestic demand and have surpluses available for export; (2) maintaining natural gas production levels in order to attempt to satisfy domestic demand and avoid increasing our dependence on natural gas imports; (3) continuing to increase the replacement rate of proved and total reserves; (4) maintaining discovery and development costs similar to those of our international competitors; and (5) improving performance in terms of industrial security and environmental protection, as well as continuing to build relationships with the communities in which we operate. Our upstream investment program seeks to meet these objectives by: maximizing the value of produced reserves; improving the quality of our product selection; and improving the reliability of our logistics and distribution services to achieve an optimal level of efficiency, while continuing to emphasize industrial safety and environmental compliance.

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital investment in exploration and production activities increased by 9.7% in 2013. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 3,671 thousand barrels of oil equivalent per day in 2013. Pemex-Exploration and Production’s crude oil production decreased by 1.0% from 2012 to 2013, averaging 2,522 thousand barrels per day in 2013, primarily as a result of the decline of the Cantarell, Delta del Grijalva, Jujo-Tecominoacán, Ixtal-Manik and Crudo Ligero Marino projects, which was partially offset by increased crude oil production in the following projects: Ku-Maloob-Zaap, Tsimin-Xux, Chuc, Ek-Balam, El Golpe-Puerto Ceiba, Burgos and Veracruz. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) decreased by 0.2% from 2012 to 2013, averaging 6,370.3 million cubic feet per day in 2013. This decrease in natural gas production was a result of lower volumes from the Veracruz, Delta del Grijalva, Crudo Ligero Marino, Ixtal-Manik and Costero Terrestre projects. Exploration drilling activity increased by 2.7% from 2012 to 2013, from 37 exploratory wells completed in 2012 to 38 exploratory wells completed in 2013. Development drilling activity decreased by 34.6% from 2012 to 2013, from 1,201 development wells completed in 2012 to 785 development wells completed in 2013. In 2013, we completed the drilling of 823 wells in total. Our drilling activity in 2013 was focused on increasing the production of non-associated gas in the Aceite Terciario del Golfo (or ATG) and Ogarrio-Magallanes projects and of heavy crude oil in the Cantarell and Ku-Maloob-Zaap projects.

In 2013, the reserves replacement rate (which we refer to as the RRR) was 67.8%, which was 36.5 percentage points lower than the RRR in 2012, which was 104.3%.

Our well-drilling activities during 2013 led to significant onshore discoveries. The main discoveries included light crude oil reserves located in the Southeastern and Veracruz basins, specifically in the Northern and Southern regions. In addition, exploration activities in the Northern region led to the discovery of additional non-associated gas reserves in the Burgos basin. Our current challenge with respect to these discoveries is their immediate development in order to increase current production levels.

Pemex-Exploration and Production’s production goals for 2014 include increasing its crude oil production to approximately 2.55 million barrels per day and maintaining natural gas production above 6.7 billion cubic feet per day, in order to better satisfy domestic demand for natural gas, and thus lower the rate of increase of imports of natural gas and natural gas derivatives. We aim to meet these production goals by managing the decline in field production through the application of primary, secondary and enhanced oil recovery processes, developing extra-heavy crude oil fields and accelerating production at new fields.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences significant demand for its refined products. At the end of 2013, Pemex-Refining’s atmospheric distillation refining capacity reached 1,690 thousand barrels per day. In 2013, Pemex-Refining produced 1,276 thousand barrels per day of refined products as compared to 1,226 thousand barrels per day of refined products in 2012. The 4.1% increase in refined products production was mainly due to the startup of new plants following the reconfiguration of the Minatitlán refinery and to the improved performance of the national refining system.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes wet natural gas in order to obtain dry natural gas, LPG and other natural gas liquids. Additionally, it transports, distributes and sells natural gas and LPG throughout Mexico and produces and sells several basic petrochemical feedstocks used by Pemex-Refining and Pemex-Petrochemicals. In 2013, Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity remained constant at 4,503 million cubic feet per day. Pemex-Gas and Basic Petrochemicals processed 4,404 million cubic feet per day of wet natural gas in 2013, a 0.5% increase from the 4,382 million cubic feet per day of wet natural gas processed in 2012. It produced 362 thousand barrels per day of natural gas liquids in 2013, a 0.8% decrease from the 365 thousand barrels per day of natural gas liquids production in 2012. It also produced 3,693 million cubic feet of dry gas (which is natural gas with a methane content of more than 90.5%) per day in 2013, 1.8% more than the 3,628 million cubic feet of dry gas per day produced in 2012.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer, ethylene oxide and glycols; (3) aromatics and their derivatives, such as styrene, toluene, benzene and xylene; (4) the propylene chain and its derivatives, such as acrylonitrile and propylene; (5) the petroleum derivatives chain, such as octane base gasoline and heavy naphtha; and (6) other products such as oxygen, nitrogen and pentanes. As of September 12, 2013, the vinyl chloride and ethylene plants at the Pajaritos petrochemical complex were divested from Pemex-Petrochemicals to become part of a joint venture between Pemex-Petrochemicals and the Mexican chemical company Mexichem S.A.B. de C.V. (which we refer to as Mexichem). See “—Petrochemicals—Joint Venture with Mexichem” in this Item 4.

Pemex-Petrochemicals’ total annual production (excluding ethane and butane gases) increased by 15.3% in 2013, from 6,367 thousand tons in 2012 to 7,339 thousand tons in 2013, mainly due to the startup of the new continuous catalytic regeneration reactor at the Cangrejera petrochemical complex, which increased production of gasolines and aromatics.

International Trading

In 2013, our crude oil exports decreased by 5.3%, from 1,255.5 thousand barrels per day in 2012 to 1,188.8 thousand barrels per day in 2013. Natural gas imports increased by 18.4% in 2013, from 1,089.3 million cubic feet per day in 2012 to 1,289.7 million cubic feet per day in 2013. In 2013, exports of petrochemical products by volume decreased by 0.6%, from 1,344.7 thousand metric tons in 2012 to 1,336.9 thousand metric tons in 2013, while imports of petrochemical products by volume also decreased by 35.3%, from 445.1 thousand metric tons in 2012 to 287.8 thousand metric tons in 2013. In 2013, exports of petroleum products by volume increased by 7.8%, from 152.6 thousand barrels per day in 2012 to 164.5 thousand barrels per day in 2013, while imports of petroleum products by volume decreased by 9.6%, from 570.9 thousand barrels per day in 2012 to 516.2 thousand barrels per day in 2013.

We are a major supplier of crude oil to the United States. P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI, we collectively refer to as the PMI Group) make up our international trading arm, which provides us and a number of independent customers with international trading, distribution, risk management, insurance and transportation services. The PMI Group sells, buys and transports crude oil, refined products and petrochemicals in world markets. The PMI Group also provides us with related risk management, insurance, transportation and storage services. The PMI Group has offices in Mexico City, Houston, Singapore and Madrid. Our trading volume of exports and imports totaled U.S. $75,511.6 million in 2013 and U.S. $81,703.1 million in 2012, including U.S. $42,723.2 million in crude oil exports in 2013 and U.S. $46,786.2 million in 2012.

Infrastructure of PEMEX

Exploration and Production

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2013, we completed 12,154 exploration and development wells. During 2013, our average success rate for exploratory wells was 61% and our average success rate for development wells was 96%. From 2009 to 2013, we discovered 19 new crude oil fields and 26 new natural gas fields, bringing the total number of our crude oil and natural gas producing fields to 454 at the end of 2013.

Our 2013 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters of the Gulf of Mexico. These exploratory activities yielded 101.8 million barrels of oil equivalent of proved reserves in 2013. A total of ten fields were discovered, five of which contain non-associated gas and five of which contain crude oil. In addition, within the currently producing fields, one reservoir was discovered, which contains non-associated gas. We continued our main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. We acquired 15,063 square kilometers of three-dimensional seismic data in 2013, of which 10,111 square kilometers or 67% was in the deep waters of the Gulf of Mexico. During 2013, no fields were delineated, a process that involves the drilling of several wells to determine the extent of the reserves found at each field.

The following table summarizes our drilling activity for the five years ended December 31, 2013, all of which occurred in Mexican territory.

	Year ended December 31,
	2009	2010	2011	2012	2013
Wells initiated(1)	1,490	994	1,000	1,290	705
Exploratory wells initiated(1)	71	40	32	36	40
Development wells initiated(1)	1,419	954	968	1,254	665
Wells drilled(2)	1,150	1,303	1,034	1,238	823
Exploratory wells	75	39	33	37	38
Productive exploratory wells(3)	29	23	16	21	23
Dry exploratory wells	46	16	17	16	15
Success rate %	39	59	48	57	61
Development wells	1,075	1,264	1,001	1,201	785
Productive development wells	1,014	1,200	955	1,159	747
Dry development wells	61	64	46	42	32
Success rate %(4)	94	95	95	97	96
Producing wells (annual averages)	6,890	7,476	8,315	9,439	9,836
Marine region	469	477	500	537	559
Southern region	1,005	1,067	1,136	1,230	1,340
Northern region	5,416	5,932	6,679	7,672	7,937
Producing wells (at year end)(5)	6,814	7,414	8,271	9,476	9,379
Crude oil	3,713	4,406	5,193	6,188	6,164
Natural gas	3,101	3,008	3,078	3,288	3,215
Producing fields	394	405	416	449	454
Marine region	33	34	36	38	42
Southern region	97	98	99	101	102
Northern region	264	273	281	310	310
Drilling rigs	176	130	128	136	139
Kilometers drilled	3,770	2,532	2,494	3,007	1,627
Average depth by well (meters)	2,494	2,605	2,418	2,429	2,710
Discovered fields(6)	13	5	8	9	10
Crude oil	6	2	4	2	5
Natural gas	7	3	4	7	5
Crude oil and natural gas output by well (barrels of oil equivalent per day)	548	508	448	392	371
Total developed acreage (km2)(7)	8,376	8,463	8,536	8,652	8,706
Total undeveloped acreage (km2)(7)	953	828	987	1,040	977

Note: Numbers may not total due to rounding.

(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells.
(4)	Excludes injector wells.
(5)	All productive wells, and all other wells referred to in this table, are “net,” because we do not grant others any fractional working interests in any wells that we own; we also have not acquired any fractional working interest in wells owned by others.
(6)	Includes only fields with proved reserves.
(7)	All acreage is net because we neither grant others fractional interests nor enter into other types of production sharing arrangements.

Source: Pemex-Exploration and Production.

Extensions and Discoveries

During 2013, we discovered new sources of crude oil and natural gas reserves in ten fields, all of which were discovered onshore, eight in the Northern region and two in the Southern region. These discoveries, along with revisions, resulted in increases in Mexico’s proved reserves. During 2013, in the Northeastern Marine region, revisions and the completion of 23 wells led to an increase of 405.7 million barrels of oil equivalent of proved reserves. In the Southwestern Marine region, revisions and the development of the Kuil, Kab and Yaxché fields through the drilling of 12 wells led to an increase of 313.1 million barrels of oil equivalent of proved reserves. In the Northern region’s Burgos, ATG, Poza Rica-Altamira and Veracruz business units, the drilling of 460 development wells, as well as the discovery of eight fields, led to the addition of 88.6 million barrels of oil equivalent of proved reserves. In the Burgos basin, the drilling and completion of three wells led to the discovery of a shale oil field and two shale gas fields. We plan to continue to drill additional wells in this basin in order to continue assessing the potential for shale oil and gas resources in this area. Finally, in the Southern region, the drilling of 286 development wells and revisions resulted in an increase of 96.0 million barrels of oil equivalent of proved reserves.

During 2013, Pemex-Exploration and Production launched a call for bids for Integrated E&P Contracts relating to 12 fields in the ATG project in order to develop and exploit their hydrocarbon reserves. In July 2013, Pemex entered into Integrated E&P Contracts with three companies for the development of the Humapa, Miquetla and Soledad blocks. In connection with the awarding of these contracts, four field laboratories in the ATG project were dismantled, which resulted in a decrease in the number of completed wells in 2013, as compared to 2012. As of the date of this report, the only field laboratory that remains in operation is the Coyotes Laboratory, which continues to conduct development activities aimed at optimizing well productivity. The Integrated E&P Contracts entered into during 2013 are expected to significantly increase the number of wells drilled and completed at the ATG project in the near future. For more information, see “—Integrated Exploration and Production Contracts” in this Item 4.

Reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by us. As of the date of this report, Pemex-Exploration and Production has the right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2013 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit Pemex-Exploration and Production’s hydrocarbon reserves. In addition, pursuant to the Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the Regulations to the Regulatory Law), the NHC reviewed and approved the proved reserves reports estimates as of December 31, 2013 provided by Pemex-Exploration and Production on March 11, 2014. These reserves estimates were then registered and published by the Ministry of Energy on March 18, 2014.

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

During 2013, we did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

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

In addition to the above internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2013: Netherland Sewell; DeGolyer and MacNaughton; and Ryder Scott (we refer to these firms together as the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.3% of Mexico’s reserves. The remaining 0.7% of reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. Netherland Sewell audited the reserves in the Northeastern Marine region and Southern region, DeGolyer and MacNaughton audited the reserves in the Southwestern Marine region and Ryder Scott audited the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

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

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 3.0% in 2013, from 11,424 million barrels at December 31, 2012 to 11,079 million barrels at December 31, 2013. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 5.5% in 2013, from 7,790 million barrels at December 31, 2012 to 7,360 million barrels at December 31, 2013. These decreases were principally due to fewer positive revisions to our reserves estimates in 2013, as well as a decrease in extensions and discoveries, particularly in connection with the decrease in field development activities at the ATG project, where the dismantling of four field laboratories resulted in a decrease in the number of wells completed, and the decrease in the number of exploratory activities carried out in the deep waters of the Gulf of Mexico. The amount of crude oil, condensate and liquefiable hydrocarbon reserves added in 2013 was insufficient to offset the level of production in 2013, which amounted to 1,037 million barrels of crude oil, condensates and liquefiable hydrocarbons.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 3.5% in 2013, from 12,713 billion cubic feet at December 31, 2012 to 12,273 billion cubic feet at December 31, 2013. Mexico’s proved developed dry gas reserves decreased by 6.2% in 2013, from 7,951 billion cubic feet at December 31, 2012 to 7,461 billion cubic feet at December 31, 2013. These decreases were principally due to fewer positive revisions to our reserves estimates in 2013, as well as a decrease in extensions and discoveries. The amount of dry gas reserves added in 2013 was insufficient to offset the level of production in 2013, which amounted to 1,539 billion cubic feet of dry gas. Mexico’s proved undeveloped dry gas reserves increased by 1.0% in 2013, from 4,762 billion cubic feet at December 31, 2012 to 4,811 billion cubic feet at December 31, 2013. This increase was primarily due to field development activities in the Burgos and Veracruz basins.

During 2013, 903.4 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 181,670 million. Field development activities, including well drilling and completion, contributed most significantly to the reclassification of proved undeveloped, probable and possible reserves to proved developed reserves, accounting for 655.4 million barrels of oil equivalent, or 72.5%, of the total amount of reclassified reserves in 2013. The only fields containing material volumes of Mexico’s proved reserves that have remained undeveloped for five years or more are the Ayatsil, Ayín and Alux fields, which are all located offshore. These fields remain undeveloped due to delays in construction related to certain unique field characteristics. In particular, the design of the development plan for the Ayatsil field, the largest of the three, has required additional time due to the complexity of this project, which is expected to represent Pemex-Exploration and Production’s first offshore project producing extra-heavy crude oil. As of the date of this report, three drilling platforms have been installed at the Ayatsil field and drilling activity is expected to begin in the near future. We also expect to continue to develop the Ayín and Alux fields during 2014.

The following three tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2013

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,360	7,461
Proved undeveloped reserves	3,719	4,811

Total proved reserves	11,079	12,273

Note:	Numbers may not total due to rounding.
(1)	We do not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2009	2010	2011	2012	2013
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	11,865	11,691	11,394	11,362	11,424
Revisions(2)	577	515	824	1,012	630
Extensions and discoveries	311	246	194	103	62
Production	(1,062)	(1,059)	(1,050)	(1,053)	(1,037)

At December 31	11,691	11,394	11,362	11,424	11,079

Proved developed reserves at December 31	8,167	7,793	7,618	7,790	7,360
Proved undeveloped reserves at December 31	3,524	3,601	3,744	3,634	3,719

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2009	2010	2011	2012	2013
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	12,702	11,966	12,494	12,734	12,713
Revisions(1)	504	1,449	1,592	1,377	1,010
Extensions and discoveries	404	770	249	162	89
Production(2)	(1,644)	(1,691)	(1,601)	(1,560)	(1,539)

At December 31	11,966	12,494	12,734	12,713	12,273

Proved developed reserves at December 31	7,586	7,941	7,958	7,951	7,461
Proved undeveloped reserves at December 31	4,380	4,553	4,776	4,762	4,811

Note:	Numbers may not total due to rounding.
(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

The following table sets forth, as of December 31, 2013, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 89% of Mexico’s proved reserves.

	Reserves
				Number of Producing Wells	Number of Undeveloped Locations(2)
Field	Proved(1)	Developed(1)	Undeveloped(1)
	(in millions of barrels of oil equivalent)
Ku-Maloob-Zaap	3,115.8	2,660.6	455.2	172	22
Akal	1,666.2	1,666.2	0.0	140	0
Antonio J. Bermúdez(3)	1,323.8	599.6	724.2	264	150
Aceite Terciario del Golfo	806.3	260.6	545.7	2,675	5,545
Jujo-Tecominoacán	636.2	436.5	199.7	42	22
Tsimin	498.1	186.0	312.1	7	19
Ayatsil	316.7	0.0	316.7	0	17
Kayab	184.3	0.0	184.3	0	8
Sihil	177.9	124.2	53.7	21	8
Ixtal	167.8	104.7	63.0	11	6
Pit	151.5	0.0	151.5	0	12
May	132.4	105.8	26.6	16	6
Ek	127.2	63.9	63.4	15	14
Kuil	117.2	86.4	30.8	6	3
Xux	112.5	0.0	112.5	0	12
Lakach	103.2	0.0	103.2	0	5
Costero	102.0	86.1	16.0	12	3
Sinán	99.9	68.1	31.9	14	8
Caparroso-Pijije-Escuintle	94.3	69.3	25.0	14	4
Terra	88.8	50.3	38.5	7	11
Sen	85.6	58.7	26.9	14	6
Xanab	84.9	48.1	36.9	5	9
Arenque	78.2	30.5	47.6	15	10
Homol	74.2	46.4	27.8	6	4
Cárdenas	71.7	57.3	14.4	12	4

	Reserves
				Number of Producing Wells	Number of Undeveloped Locations(2)
Field	Proved(1)	Developed(1)	Undeveloped(1)
	(in millions of barrels of oil equivalent)
Bricol	71.7	30.2	41.5	7	7
Onel	67.4	31.3	36.1	2	5
Chuc	62.4	59.3	3.2	16	0
Balam	59.7	31.5	28.2	7	1
Abkatún	58.0	57.7	0.2	13	0
Mora	56.8	46.6	10.2	7	4
Puerto Ceiba	56.6	33.1	23.5	21	20
Pareto	54.8	33.2	21.6	4	5
Ogarrio	54.2	47.4	6.8	115	17
Bellota	52.3	34.0	18.4	7	5
Teotleco	51.3	41.1	10.2	11	3
Tizón	50.8	39.7	11.1	9	4
Bolontikú	49.4	32.0	17.4	7	4
Ébano Pánuco Cacalilao	49.2	19.2	30.1	389	356
Edén-Jolote	48.3	26.8	21.5	8	9
Tamaulipas Constituciones	45.3	20.2	25.0	353	110
Yaxché	43.5	27.1	16.5	10	7
Kab	41.5	20.5	20.9	7	8
Gasífero	39.6	16.9	22.7	14	20
Madrefil	36.7	17.8	18.9	2	1
Cuervito	36.6	16.6	20.0	89	65
Poza Rica	35.4	32.3	3.1	120	15
Eltreinta	34.2	1.3	32.9	1	16
Sunuapa	33.9	30.9	2.9	13	1
San Ramón	30.9	25.0	5.9	62	15
Caan	30.3	30.3	0.0	14	0
Chinchorro	29.9	21.0	8.9	4	4
Santuario	29.5	24.6	4.9	20	20
Cuitláhuac	29.0	17.6	11.3	209	26
Lum	27.0	14.4	12.6	2	4
Nejo	24.1	22.5	1.6	235	14
Arcabuz-Culebra	22.7	16.9	5.8	607	51
Yagual	22.7	14.0	8.7	5	4
Cinco Presidentes	19.5	16.5	3.0	50	9
Rodador	19.2	18.0	1.2	38	8
Magallanes-Tucán-Pajonal	18.9	10.8	8.1	62	8
Tekel	16.5	0.0	16.5	0	1
Tintal	15.5	4.1	11.4	6	10
Paredón	15.2	11.7	3.5	4	1
Papán	14.8	13.8	1.0	18	1
Cauchy	14.7	14.5	0.2	31	1

Total	11,986.8	7,831.8	4,155.0	6,067.0	6,768.0

Mexico’s proved reserves	13,438.5	8,794.9	4,643.6
Percentage	89%	89%	89%

Note:	Numbers may not total due to rounding.
(1)	Proved reserves, developed reserves and undeveloped reserves are expressed in millions of barrels of oil equivalent. To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.
(2)	Undeveloped Locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
(3)	Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.

Source: Pemex-Exploration and Production.

Pemex-Exploration and Production’s RRR for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. In 2013, the RRR was 67.8%, which was 36.5 percentage points lower than the 2012 RRR of 104.3%. The fact that the RRR was less than 100% in 2013 represents a decline in Mexico’s proved reserves during this period. This decrease in the RRR was mainly due to a significant decrease in the amount of proved reserves that were added as a result of discoveries, extensions and positive revisions in 2013 as compared to 2012. Specifically, lower levels of field development activities in the ATG project as well as the decrease in the number of exploratory activities carried out in the deep waters of the Gulf of Mexico, where the lack of infrastructure precluded us from booking proved reserves, contributed to the decrease in RRR in 2013.

Our goal is to increase the RRR during 2014, in part by increasing Mexico’s proved reserves over the coming years. We aim to accomplish this primarily through development of the Ku-Maloob-Zaap, Crudo Ligero Marino and ATG projects, as well as through the performance of delineation activities. We have developed these objectives based on reserves estimates, which are subject to the uncertainty and risks associated with hydrocarbon exploration and production activities. Additionally, future decisions regarding authorized exploration and exploitation investment levels may lead to related changes.

Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2013, this ratio was equal to 10.1 years for proved reserves, which represents a decrease of 1.0% as compared to the 2012 reserves production ratio of 10.2 years for proved reserves. For more information, see Note 26 to our consolidated financial statements included herein.

Sales Prices and Production Costs

The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 15% or more of Mexico’s proved reserves.

Unit Sales Prices and Production Costs(1)

	Ku-Maloob-Zaap		Akal		Other Fields		All Fields
	(in U.S. dollars)
Year ended December 31, 2013
Average sales prices
Crude oil, per barrel	U.S. $	92.50	U.S. $	98.72	U.S. $	104.62	U.S. $	99.92
Natural gas, per thousand cubic feet	U.S. $	5.03	U.S. $	4.95	U.S. $	5.00	U.S. $	4.93
Average production costs, per barrel of oil equivalent	U.S. $	4.88	U.S. $	11.01	U.S. $	10.79	U.S. $	7.91

Year ended December 31, 2012
Average sale prices
Crude oil, per barrel	U.S. $	95.53	U.S. $	100.96	U.S. $	106.55	U.S. $	102.36
Natural gas, per thousand cubic feet	U.S. $	4.18	U.S. $	4.11	U.S. $	4.18	U.S. $	4.03
Average production costs, per barrel of oil equivalent	U.S. $	4.86	U.S. $	9.11	U.S. $	6.88	U.S. $	6.84

Year ended December 31, 2011
Average sale prices
Crude oil, per barrel	U.S. $	92.71	U.S. $	97.69	U.S. $	105.45	U.S. $	100.01
Natural gas, per thousand cubic feet	U.S. $	4.78	U.S. $	4.47	U.S. $	4.72	U.S. $	4.68
Average production costs, per barrel of oil equivalent	U.S. $	4.59	U.S. $	6.70	U.S. $	6.32	U.S. $	6.12

Note:	Numbers may not total due to rounding.
(1)	Average of sales prices as of the last day of each month of the year.

Source: Pemex-Exploration and Production.

In 2013, our average production cost was U.S. $7.91 per barrel of oil equivalent, and represented an increase of 15.6%, as compared to our average production cost of U.S. $6.84 per barrel in 2012. This increase resulted primarily from a 19.4% net increase in the costs associated with the maintenance of wells and related equipment and facilities and other costs, including fees for general services and a 1.5% decrease in total hydrocarbons production in 2013 as compared to 2012, from 1,353 million barrels of oil equivalent in 2012 to 1,333 million barrels of oil equivalent in 2013.

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

Crude Oil and Natural Gas Production

In 2013, we produced an average of 2,522 thousand barrels per day of crude oil, 1.0% less than our average production in 2012 of 2,548 thousand barrels per day of crude oil. The decrease in 2013 was greater than the decrease in 2012, and resulted primarily from the decrease of production in the Cantarell, Delta del Grijalva, Jujo-Tecominoacán, Ixtal-Manik and Crudo Ligero Marino projects. Accordingly, our average production of heavy crude oil decreased by 19.9 thousand barrels per day, or 1.4% less than the average daily production in 2012; additionally, our average light and extra-light crude oil production during 2013 decreased by 5.8 thousand barrels per day, or a 0.5% decrease as compared to 2012.

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

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2013, 54.1% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crude oil and 45.9% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (66.4% of these regions’ production in 2013), although significant volumes of light crude oil are also produced there (33.6% of these regions’ production in 2013). The Southern region yields mainly light and extra-light crude oil (together, 94.5% of this region’s production in 2013), and the Northern region yields both heavy crude oil (55.3% of this region’s production in 2013) and light and extra-light crude oil (44.7% of this region’s production in 2013).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Ku-Maloob-Zaap and Cantarell business units in the Northeastern Marine region, and in the Ixtal, Xanab, Yaxché, Chuc and Homol fields in the Southwestern Marine region. In particular, the Ku-Maloob-Zaap business unit was the most important crude oil producer in 2013, producing an average of 863.8 thousand barrels per day of crude oil in 2013, or 34.2% of our total crude oil production for the year, and 405.1 million cubic feet per day of natural gas, or 6.4% of our total natural gas production for the year. Our second most important business unit, the Cantarell business unit, produced an average of 439.8 thousand barrels per day of crude oil in 2013, or 17.4% of our total crude oil production for the year, and an average of 1,007.1 million cubic feet per day of natural gas, or 15.8% of our total natural gas production for the year.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2013.

Crude Oil Production

						2013 vs. 2012
	2009	2010	2011	2012	2013
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	1,446.1	1,380.5	1,322.8	1,280.2	1,258.3	(1.7)
Light crude oil(1)	564.4	561.2	580.5	614.5	638.1	3.8

Total	2,010.4	1,941.6	1,903.3	1,894.6	1,896.4	0.1
Southern region
Heavy crude oil	13.3	16.8	16.7	18.5	26.5	43.2
Light crude oil(1)	484.5	515.1	513.9	489.6	454.3	(7.2)

Total	497.7	531.9	530.6	508.2	480.8	(5.4)
Northern region
Heavy crude oil	60.7	66.7	77.6	86.3	80.2	(7.1)
Light crude oil(1)(2)	32.7	36.8	41.2	58.8	64.7	10.0

Total	93.3	103.6	118.8	145.1	144.9	(0.1)

Total heavy crude oil	1,520.0	1,464.0	1,417.1	1,385.0	1,365.1	(1.4)
Total light crude oil(1)	1,081.5	1,113.0	1,135.5	1,162.9	1,157.1	(0.5)

Total crude oil	2,601.5	2,577.0	2,552.6	2,547.9	2,522.1	(1.0)

Note:	Numbers may not total due to rounding.
(1)	Includes extra-light crude oil.
(2)	Since 2010, includes extra-light crude oil from the Nejo field in the Burgos business unit.

Source: Pemex-Exploration and Production.

The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2013.

Crude Oil Production

						2013 vs. 2012
	2009	2010	2011	2012	2013
	(in thousands of barrels per day)					(%)
Marine regions
Ku-Maloob-Zaap	808.0	839.2	842.1	855.1	863.8	1.0
Cantarell	684.8	558.0	500.7	454.1	439.8	(3.1)
Litoral de Tabasco	212.3	248.1	284.4	319.2	299.2	(6.3)
Abkatún-Pol-Chuc	305.4	296.3	276.2	266.3	293.6	10.3

Total	2,010.4	1,941.6	1,903.3	1,894.6	1,896.4	0.1
Southern region
Samaria-Luna	199.9	217.5	222.7	205.1	172.5	(15.9)
Bellota-Jujo	172.2	160.2	143.4	130.3	134.3	3.1
Cinco Presidentes	56.6	71.7	83.5	96.0	93.1	(3.0)
Macuspana-Muspac(1)	69.1	82.4	81.1	76.8	80.9	5.3

Total	497.7	531.9	530.6	508.2	480.8	(5.4)
Northern region
Aceite Terciario del Golfo	29.5	41.0	52.8	68.6	66.2	(3.5)
Poza Rica-Altamira	59.1	56.5	60.2	67.8	61.5	(9.3)
Burgos(2)	n.a.	1.2	2.5	4.8	8.0	66.7
Veracruz	4.6	4.9	3.2	4.0	9.3	132.5

Total	93.3	103.6	118.8	145.1	144.9	(0.1)

Total crude oil	2,601.5	2,577.0	2,552.6	2,547.9	2,522.1	(1.0)

Note:	Numbers may not total due to rounding.
(1)	As of 2012, the Macuspana and Muspac business units were merged into the Macuspana-Muspac business unit.
(2)	As of February 2010, the Burgos business unit includes the hydrocarbons production from the Nejo field.

Source: Pemex-Exploration and Production.

The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2013, the average crude oil production from the 42 fields located in these regions was 1,896.4 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2013, the average crude oil production from the 102 fields located in this region was 480.8 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2013, the average crude oil and natural gas production in the Northern region totaled 144.9 thousand barrels of crude oil per day and 2,060.6 million cubic feet of natural gas per day, respectively, from the 310 oil and gas fields in this region.

The following table sets forth our annual natural gas production by region and business unit for the five years ended December 31, 2013.

Natural Gas Production

						2013 vs. 2012
	2009	2010	2011	2012	2013
	(in millions of cubic feet per day)					(%)
Marine regions
Cantarell	1,455.3	1,251.9	1,074.7	1,004.2	1,007.1	0.3
Litoral de Tabasco	531.3	577.6	649.3	735.6	747.6	1.6
Abkatún-Pol-Chuc	580.2	594.2	559.0	523.6	579.4	10.7
Ku-Maloob-Zaap	327.2	331.8	330.9	329.7	405.1	22.9

Total	2,894.0	2,755.4	2,613.9	2,593.1	2,739.2	5.6
Southern region
Samaria-Luna	678.6	773.9	715.7	695.9	606.3	(12.9)
Macuspana-Muspac(1)	591.0	580.0	571.5	542.9	515.1	(5.1)
Bellota-Jujo	260.8	305.9	288.2	297.4	319.7	7.5
Cinco Presidentes	69.2	104.9	116.9	116.3	129.4	11.3

Total	1,599.6	1,764.7	1,692.3	1,652.4	1,570.5	(5.0)
Northern region
Burgos(2)	1,515.2	1,478.4	1,344.1	1,269.3	1,286.6	1.4
Veracruz	809.6	818.9	716.7	601.2	494.5	(17.7)
Aceite Terciario del
Golfo	78.7	85.3	111.9	148.8	167.0	12.2
Poza Rica-Altamira	133.5	117.3	115.2	120.0	112.4	(6.3)

Total	2,537.1	2,499.9	2,287.8	2,139.3	2,060.6	(3.7)

Total natural gas	7,030.7	7,020.0	6,594.1	6,384.7	6,370.3	(0.2)

Note:	Numbers may not total due to rounding.
(1)	As of 2012, the Macuspana and Muspac business units were merged into the Macuspana-Muspac business unit.
(2)	As of February 2010, the Burgos business unit includes the hydrocarbons production from the Nejo field.

Source: Pemex-Exploration and Production.

In 2013, the Marine regions produced 2,739.2 million cubic feet per day of natural gas, or 43.0% of our total natural gas production, an increase of 5.6% as compared to the regions’ 2012 production of 2,593.1 million cubic feet per day. In 2013, the Southern region produced 1,570.5 million cubic feet per day of natural gas, or 24.7% of our total natural gas production, a decrease of 5.0% as compared to the region’s 2012 production of 1,652.4 million cubic feet per day. In 2013, the Northern region produced 2,060.6 million cubic feet per day of natural gas, or 32.3% of our total natural gas production, a decrease of 3.7% as compared to the region’s 2012 production of 2,139.3 million cubic feet per day.

Pemex-Exploration and Production’s average natural gas production decreased by 0.2% in 2013, from 6,385 million cubic feet per day in 2012 to 6,370 million cubic feet per day in 2013. Natural gas production associated with crude oil production accounted for 72.3% of total natural gas production in 2013, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 182 fields (or 40.1% of the 454 producing fields) accounted for 27.7% of all natural gas production in 2013. Of total natural gas production, 43.0% originated in the Marine regions, 24.7% in the Southern region and the remainder, 32.3%, originated in the Northern region.

Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps. 212,556 million in 2013, as compared to Ps. 193,801 million in 2012, representing a 9.7% increase in nominal terms. Of our total capital expenditures, Ps. 29,738 million was directed to the Ku-Maloob-Zaap fields, Ps. 28,171 million was directed to the Cantarell fields, Ps. 20,049 million was directed to the ATG project, Ps. 13,312 million was directed to the Tsimin-Xux project, Ps. 11,489 million was directed to the Antonio J. Bermúdez fields, Ps. 10,316 million was used for development of the Burgos natural gas fields (including Ps. 3,042 million of investments made through the Financed Public Works Contracts Program, see “—Business Overview—Exploration and Production—Financed Public Works Contracts” in this Item 4), Ps. 10,000 million was directed to the Crudo Ligero Marino project, Ps. 9,897 million was directed to the Chuc project, Ps. 6,693 million was directed to the Ogarrio-Magallanes project, Ps. 6,169 million was directed to the Delta del Grijalva fields and Ps. 4,208 million was directed to the Cactus-Sitio Grande project. During 2013, expenditures for these 11 projects amounted to 70.6% of all our capital expenditures for exploration and production. The remaining 29.4% amounted to Ps. 62,514 million in nominal terms, which was directed to the 19 remaining projects, as well as to other exploratory projects and administrative and technical support.

2014 Exploration and Production Capital Expenditures Budget. For 2014, Pemex-Exploration and Production has a total capital expenditures budget of Ps. 230,879 million, as compared to Ps. 212,556 million of capital expenditures made in 2013, representing an increase of 8.6%. The 2014 budget includes all of the 26 ongoing strategic exploration and production projects and Ps. 31,698 million in other exploratory projects. Approximately Ps. 197,281 million, or 85.4% of our 2014 capital expenditures budget, is to be allocated to projects relating to field development and pipelines. Approximately Ps. 33,598 million, or 14.6% of the total budget, will be allocated to exploration activities.

The 2014 exploration and production budget includes Ps. 34,292 million for investments in the Ku-Maloob-Zaap project, Ps. 24,375 million for the Cantarell project, Ps. 20,179 million for the Tsimin-Xux project, Ps. 13,402 million for the Crudo Ligero Marino project, Ps. 12,245 million for the Chuc project, Ps. 11,824 million for the Lakach project, Ps. 10,751 million for the Antonio J. Bermúdez project, Ps. 9,935 million for the Burgos project, Ps. 8,173 million for the Integral Yaxché project, Ps. 6,934 million for the Delta del Grijalva project, Ps. 5,242 million for the ATG project and Ps. 73,527 million for the remaining projects, as well as for other exploratory and development projects and administrative and technical support.

Exploration and Production Investment Trends. In 2013, we invested Ps. 32,179 million in nominal terms, or 15.1% of the total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 3.0% decrease from the Ps. 33,161 million invested in exploration activities in 2012. In 2013, we invested Ps. 180,377 million in nominal terms, or 84.9% of the total capital expenditures for Pemex-Exploration and Production, in development activities, which represents a 12.3% increase from the Ps. 160,640 million invested in development activities in 2012.

In 2014, we have budgeted Ps. 33,598 million, or 14.6% of total capital expenditures, for exploration activities of Pemex-Exploration and Production, which represents a 4.4% increase in nominal terms from the amount invested in exploration activities in 2013. For development activities, we have budgeted Ps. 197,281 million, or 85.4% of total capital expenditures, which represents a 9.4% increase in nominal terms from the amount that Pemex-Exploration and Production invested in development activities in 2013. In 2015, we expect to invest Ps. 37,835 million, or 16.5% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 12.6% increase in nominal terms from the amount budgeted for 2014. In 2016, we expect to invest Ps. 33,741 million, or 15.3% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 10.8% decrease in nominal terms from the amount projected for 2015. In 2017, we expect to invest Ps. 28,578 million, or 14.1% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 15.3% decrease in nominal terms from the amount projected for 2016.

The capital expenditures of Pemex-Exploration and Production have constituted 83.9% or more of our total capital expenditures in each of the last five years. In 2014, Pemex-Exploration and Production’s budgeted capital expenditures constitute 80.5% of our total.

The following table sets forth our capital expenditures related to exploration and development during the five years ended December 31, 2013.

Exploration and Development Capital Expenditures for 2009-2013

	Year ended December 31,(1)
	2009		2010		2011		2012		2013
	(in millions of nominal pesos)
Exploration	Ps.	30,372	Ps.	29,474	Ps.	31,133	Ps.	33,161	Ps.	32,179
Development		150,135		165,364		145,926		160,640		180,377

Total	Ps.	180,507	Ps.	194,838	Ps.	177,059	Ps.	193,801	Ps.	212,556

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.

Source: Pemex-Exploration and Production.

The following table sets forth our estimated capital expenditures budget for exploration and development for 2014 through 2017.

Estimated Exploration and Development Capital Expenditures for 2014-2017

	Year ended December 31,(1)
	2014(2)		2015		2016		2017
	(in millions of constant 2014 pesos)
Exploration(3)	Ps.	33,598	Ps.	37,835	Ps.	33,741	Ps.	28,578
Development(3)		197,281		192,147		186,333		174,536

Total	Ps.	230,879	Ps.	229,982	Ps.	220,075	Ps.	203,114

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Approved budget.
(3)	Estimated budgets for 2015 through 2017 are based on amounts authorized by the SHCP for projects in 2014.

Source: Pemex-Exploration and Production.

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our 11 main projects are Ku-Maloob-Zaap, Cantarell, ATG, Tsimin-Xux, Antonio J. Bermúdez, Burgos, Crudo Ligero Marino, Chuc, Ogarrio Magallanes, Delta del Grijalva and Cactus-Sitio Grande. These projects are described below.

Ku-Maloob-Zaap Project. The Ku-Maloob-Zaap project was our most important producer of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Bacab, Lum, Ku, Maloob and Zaap fields, and extends over an area of 149.5 square kilometers. As of December 31, 2013, there were a total of 217 wells completed, 177 of which were producing. The project produced an average of 863.8 thousand barrels of crude oil per day, 34.2% of our total production, and 405.1 million cubic feet of natural gas per day in

2013. As of December 31, 2013, cumulative production was 4.2 billion barrels of crude oil and 2.0 trillion cubic feet of natural gas. As of December 31, 2013, proved hydrocarbon reserves totaled 3.3 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves were 3.6 billion barrels of oil equivalent, of which 2.7 billion barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for this project were Ps. 21,554 million in 2011, Ps. 22,720 million in 2012 and Ps. 29,738 million in 2013. For 2014, we anticipate that capital expenditures will be Ps. 34,292 million and that total accumulated capital expenditures for this project will reach approximately U.S. $20.1 billion. In 2013, Pemex-Exploration and Production paid approximately U.S. $36.2 million to acquire approximately 106.5 billion cubic feet of nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant, which began operations in November 2006. In 2014, we expect to spend approximately U.S. $35.9 million to acquire approximately 108.6 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Cantarell Project. The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 185.5 square kilometers. As of December 31, 2013, there were a total of 543 wells drilled in the Cantarell project, 198 of which were producing. During 2013, the Cantarell business unit, of which the Cantarell project is part, was the second most important producer of crude oil in Mexico, averaging 439.8 thousand barrels per day of crude oil. This was 3.1% less than 2012 production, which was 454.1 thousand barrels per day, as a result of the decline of these fields. Natural gas production from the Cantarell business unit during 2013 averaged 1,007.1 million cubic feet per day. This was 0.3% more than the 2012 average natural gas production, which was 1,004.2 million cubic feet per day, due to the higher gas-to-oil ratio of the producing wells located close to the secondary gas-cap of the Cantarell reservoir.

The Cantarell project averaged 379.6 thousand barrels per day of crude oil production during 2013. This was 6.2% less than production in 2012, which was 404.5 thousand barrels per day. Natural gas production from the Cantarell project during 2013 averaged 1,001.5 million cubic feet per day. This was 0.01% more than the 2012 average natural gas production, which was 1,001.4 million cubic feet per day.

As of December 31, 2013, cumulative production of the Cantarell project was 14.0 billion barrels of crude oil and 8.0 trillion cubic feet of natural gas. As of December 31, 2013, proved hydrocarbon reserves of the Cantarell project totaled 1.8 billion barrels of crude oil and 1.2 trillion cubic feet of natural gas. As of December 31, 2013, total proved reserves were 2.0 billion barrels of oil equivalent, 1.9 billion of which were developed.

The Akal field, which is the most important field in the Cantarell project, averaged 203.3 thousand barrels per day of crude oil production during 2013. This was 13.2% less than the average production in 2012, which was 234.1 thousand barrels per day.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Cantarell project totaled Ps. 36,303 million in 2011, Ps. 42,139 million in 2012 and Ps. 28,171 million in 2013. For 2014, we have budgeted Ps. 24,375 million for capital expenditures for the Cantarell project. By the end of 2014, we expect our capital expenditures to total approximately U.S. $40.1 billion for this project.

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

During 2013, Pemex-Exploration and Production paid approximately U.S. $66.5 million under this contract for an approximate total volume of 418.2 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2014, Pemex-Exploration and Production expects to pay approximately U.S. $66.2 million under this contract for an approximate total volume of 426.4 billion cubic feet of nitrogen to be injected into the fields.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec). The ATG project is located in the Northern region and covers an area of 4,243 square kilometers. This project is comprised of 29 fields, which are divided among eight sectors. As of December 31, 2013, there were a total of 4,427 wells completed, of which 2,790 were producing. The project produced an average of 66.2 thousand barrels per day of crude oil in 2013 as compared to 68.6 thousand barrels per day of crude oil in 2012, which represented a 3.5% decrease, and 167.0 million cubic feet of natural gas per day in 2013 as compared to 148.8 million cubic feet of natural gas per day in 2012, which represented a 12.2% increase. The decrease in crude oil production was primarily due to the decline in pressure in certain reservoirs, whereas the increase in natural gas production was primarily due to the use of unconventional wells and artificial lift systems. As of December 31, 2013, cumulative production was 254.1 million barrels of crude oil and 485.3 billion cubic feet of natural gas. As of December 31, 2013, proved hydrocarbon reserves totaled 606.7 million barrels of crude oil and 948.8 billion cubic feet of natural gas. Total proved reserves were 806.3 million barrels of oil equivalent, of which 260.6 million were developed. During 2013, field development activities at the project included the drilling of 102 wells, and the completion of 205 wells. All 205 completed wells were classified as producing, reflecting a success factor of 100%. As of December 31, 2013, 72% of the total producing wells were operating with artificial lift systems, such as beam pumps and gas lifts, while the remaining 28% were “flowing wells” that are classified accordingly because they did not require any means of artificial lift.

In nominal peso terms, our capital expenditures for the ATG project were Ps. 21,919 in 2011, Ps. 20,864 million in 2012 and Ps. 20,049 million in 2013. For 2014, we anticipate that capital expenditures for this project will be Ps. 5,242 million and that total accumulated investments in this project will be approximately U.S. $11.7 billion.

Tsimin-Xux Project. This project consists of the Tsimin and Xux fields, which include volatile oil and gas condensate reservoirs in the shallow waters of the Gulf of Mexico. The Tsimin field is located 62 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, while the Xux field is located on the continental shelf of the Gulf of Mexico, approximately ten kilometers off the coast of Tabasco. This project is geographically bounded by a 500-meter isobath to the north and the coast of Tabasco. During 2013, four new wells were completed at the Tsimin field and one new well was completed at the Xux field. During 2013, average daily production at the Tsimin-Xux project totaled 40.0 thousand barrels of crude oil and 160.0 million cubic feet of natural gas. The development plan for this project estimates that average daily production will peak at 144 thousand barrels of crude oil and 663 million cubic feet of natural gas. During 2013, the sales prices of the light and extra-light crude oil produced at this field averaged more than U.S. $90.00 per barrel, making this one of our most important projects in terms of revenue generation.

As of December 31, 2013, cumulative production totaled 12.1 billion barrels of crude oil and 53.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 278.2 million barrels of crude oil and 1.6 trillion cubic feet of natural gas. Total proved reserves were 610.6 million barrels of oil equivalent, of which 186.0 million barrels were developed.

In nominal peso terms, our capital expenditures for the Tsimin-Xux project were Ps. 13,312 million in 2013. In 2014, we expect capital expenditures for this project to total Ps. 20,179 million.

Antonio J. Bermúdez Project. In 2002, we began investing in the Antonio J. Bermúdez project, the main investment project in the Southern region and the fifth largest in Mexico. This project is designed to accelerate reserves recovery, as well as increase the recovery factor by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2013, a total of 789 wells had been completed, of which 244 were producing. During 2013, the project produced an average of 67.3 thousand barrels per day of crude oil and 223.8 million cubic feet of natural gas per day. As of December 31, 2013, cumulative production was 2.9 billion barrels of crude oil and 4.4 trillion cubic feet of natural gas. As of December 31, 2013, proved hydrocarbon reserves in this field totaled 0.8 billion barrels of crude oil and 2.0 trillion cubic feet of natural gas. As of December 31, 2013, total proved reserves were 1.3 billion barrels of oil equivalent, of which 0.6 billion were developed.

In nominal peso terms, our capital expenditures for the Antonio J. Bermúdez project were Ps. 11,218 million in 2011, Ps. 13,126 million in 2012 and Ps. 11,489 million in 2013. For 2014, we anticipate that our capital expenditures for this project will be Ps. 10,751 million and that our total accumulated investments in the project will reach approximately U.S. $8.5 billion. In March 2005, we entered into a contract with Praxair México, S. de R.L. de C.V. to build, own and operate a nitrogen cryogenic plant. Construction of this plant was completed in June 2008. After completing testing in July 2008, we began injecting 190 million cubic feet per day of nitrogen into the project. In 2013, we paid approximately Ps. 68.3 million to acquire nitrogen from this plant that enabled us to inject approximately 187.1 million cubic feet per day during 2013 for pressure maintenance in connection with the project. From 2014 to 2022, we plan to continue to inject the same volume of nitrogen.

Burgos Project. The Burgos project is the largest producer of non-associated gas in Mexico. In 1997, Pemex-Exploration and Production initiated a development program for the Burgos natural gas fields. The purpose of the Burgos project is to enable us to meet increasing domestic demand for natural gas. The fields in Burgos accounted for 20.2% of our total natural gas production in 2013. The project is located in northeastern Mexico.

During 2013, the Burgos project produced an average of 1.3 billion cubic feet of natural gas per day. As of December 31, 2013, the drilling of 7,762 wells had been completed, 3,170 of which were producing. The most important fields are the Arcabuz-Culebra, Cuitláhuac, Cuervito, Topo, Santa Anita, Nejo and Palmito fields, which together produced 43.6% of the total production of the Burgos project in 2013.

Main Fields of the Burgos Project

(as of December 31, 2013)

	Arcabuz- Culebra	Cuitláhuac	Cuervito	Topo	Santa Anita	Nejo	Palmito
Total acreage (square kilometers)	380	221	50	41	53	164	64
Developed acreage	361	208	33	32	40	157	60
Undeveloped acreage	19	13	17	9	13	7	4
Wells completed	943	431	128	71	73	312	134
Producing wells	603	209	89	37	56	235	88
2013 production of natural gas (million cubic feet per day)	130.4	92.8	48.9	33.8	37.5	180.6	37.0
Cumulative production of natural gas (billion cubic feet)	1,914.7	705.3	155.5	121.1	216.2	269.1	85.4
Proved reserves of natural gas (billion cubic feet)	117.0	137.2	163.2	41.6	66.3	99.7	55.0
Proved developed reserves	86.2	83.6	74.0	25.0	40.1	92.9	45.7
Proved undeveloped reserves	30.8	53.6	89.2	16.6	26.2	6.8	9.3

From 2009 to 2013, exploration activities and the reclassification of reserves increased estimated proved reserves in Burgos by 465.2 million barrels of oil equivalent. Production during this period totaled 510.6 million barrels of oil equivalent. During 2013, proved reserves decreased by 36.4 million barrels of oil equivalent, from 382.2 million barrels of oil equivalent in 2012 to 345.8 million barrels of oil equivalent in 2013.

In nominal peso terms, our capital expenditures (including capital expenditures made pursuant to Financed Public Works Contracts, or FPWC) for the Burgos project were Ps. 19,564 million in 2011, Ps. 17,324 million in 2012 and Ps. 10,316 million in 2013. For 2014, we anticipate that our capital expenditures for this project will amount to Ps. 9,935 million and that our total accumulated capital expenditures will reach approximately U.S. $19.3 billion.

Crudo Ligero Marino Project. In 2013, the SHCP approved designating the Crudo Ligero Marino project as a stand-alone project, thereby separating it from the Strategic Gas Program of which it formed part from 2001 through 2012. In 2013, the Och-Uech-Kax project was integrated into this project. The main objectives for the Crudo Ligero Marino project during the years 2013 to 2037 are to continue constructing seven ships, implement secondary recovery techniques at the May and Bolontiku fields and carry out optimization and maintenance activities at its facilities. As of December 31, 2013, a total of 89 wells had been completed at this project, of which 56 were producing. During 2013, average daily production totaled 159.0 thousand barrels of crude oil and 546.8 million cubic feet of natural gas. As of December 31, 2013, cumulative production was 0.8 billion barrels of crude oil and 2.0 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 259.9 million barrels of crude oil and 0.9 trillion cubic feet of natural gas. Total proved reserves were 428.8 million barrels of oil equivalent, of which 300.5 million barrels were developed.

In nominal peso terms, our capital expenditures for the Crudo Ligero Marino project totaled Ps. 10,000 million in 2013. For 2014, we anticipate our capital expenditures to total Ps. 13,402 million.

Chuc Project. The Chuc project is the third-largest producer of light crude oil in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. In 2013, the SHCP approved the integration of the Caan project into the Chuc project. This project covers an area of 213 square kilometers and has been exploited by Pemex-Exploration and Production since 1981. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, at a depth of between the 20- and 100-meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Batab, Ché, Chuc, Chuhuk, Etkal, Homol, Kuil, Onel, Pokoch, Pol, Tumut, Uchak and Wayil. In January 2007, the Pol and Batab projects were merged into the Chuc project. As of December 31, 2013, 99 wells had been completed, of which 80 were producing. During 2013, average production totaled 220.9 thousand barrels per day of crude oil and 410.7 million cubic feet of natural gas per day. As of December 31, 2013, cumulative production totaled 5.5 billion barrels of crude oil and 6.2 trillion cubic feet of natural gas. As of December 31, 2013, proved hydrocarbon reserves totaled 422.5 million barrels of oil and 818.8 billion cubic feet of natural gas, or 573.1 million barrels of oil equivalent. As of December 31, 2013, total proved developed reserves were 411.8 million barrels of oil equivalent.

In nominal peso terms, our capital expenditures for the Chuc project were Ps. 3,730 million in 2011, Ps. 7,870 million in 2012 and Ps. 9,897 million in 2013. In 2014, we expect our capital expenditures to be Ps. 12,245 million and anticipate that our total accumulated capital expenditures for this project will reach approximately U.S. $4.4 billion.

Ogarrio-Magallanes Project. The Ogarrio-Magallanes project is composed of 20 crude oil and natural gas producing fields and forms part of the Cinco Presidentes business unit. This project is located between the state borders of Veracruz and Tabasco and covers an area of 10,820 square kilometers. From a geological standpoint, this project pertains to the Isthmus Saline basin, specifically the southeastern basins at the Tertiary level. The Ogarrio-Magallanes project is geographically bounded by the Gulf of Mexico to the north, the geological folds of the Sierra Madre of Chiapas to the south, the Tertiary basin of Veracruz to the west and the Comalcalco Tertiary basin to the east. The primary objective of this project is to increase production levels through the drilling of development wells and infill wells, which are drilled between producing wells to more efficiently recover hydrocarbon reserves, the execution of workovers of wells and the implementation of secondary and enhanced oil recovery processes. In addition, we aim to optimize the infrastructure of this project in order to counteract the decreases in production levels that result from the natural depletion of its reservoirs.

As of December 31, 2013, the Ogarrio-Magallanes project had 582 producing wells and 117 new wells had been completed during 2013. Average daily production totaled 93.1 thousand barrels of crude oil and 129.4 million cubic feet of natural gas during 2013. As of December 31, 2013, cumulative production was 1.9 billion barrels of crude oil and 2.3 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 193.7 million barrels of crude oil and 305.6 billion cubic feet of natural gas. Total proved reserves were 259.1 million barrels of oil equivalent, of which 216.0 million barrels were developed.

In nominal peso terms, our capital expenditures for the Ogarrio-Magallanes project were Ps. 6,693 million in 2013. For 2014, we anticipate that our capital expenditures will total Ps. 5,229 million.

Delta del Grijalva Project. The Delta del Grijalva project is the most important project in the Southern region in terms of both oil and gas production. The project covers an area of 1,343 square kilometers and has been exploited by Pemex-Exploration and Production since 1982. As of December 31, 2013, there were a total of 175 wells drilled, of which 54 were producing. During 2013, the project produced an average of 105.2 thousand barrels per day of crude oil and 382.5 million cubic feet of natural gas per day. The most important fields are Sen, Caparroso-Pijije-Escuintle and Tizón.

•	Sen. This field covers an area of 45.1 square kilometers. As of December 31, 2013, a total of 48 wells had been completed, 17 of which were producing. During 2013, the field produced an average of 29.0 thousand barrels per day of crude oil and 67.8 million cubic feet of natural gas per day. As of December 31, 2013, cumulative production was 303.5 million barrels of crude oil and 827.8 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 51.4 million barrels of crude oil and 140.8 billion cubic feet of natural gas. As of December 31, 2013, total proved reserves were 85.6 million barrels of oil equivalent, 58.7 million of which were developed.

•	Caparroso-Pijije-Escuintle. This field covers an area of 28.2 square kilometers. As of December 31, 2013, a total of 50 wells had been completed, 15 of which were producing. During 2013, the field produced an average of 26.8 thousand barrels per day of crude oil and 74.4 million cubic feet of natural gas per day. As of December 31, 2013, cumulative production was 216.9 million barrels of crude oil and 607.9 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 54.8 million barrels of crude oil and 162.7 billion cubic feet of natural gas. As of December 31, 2013, total proved reserves were 94.3 million barrels of oil equivalent, 69.3 million of which were developed.

•	Tizón. This field covers an area of 17.8 square kilometers. As of December 31, 2013, a total of 13 wells had been completed, nine of which were producing. During 2013, the field produced an average of 26.6 thousand barrels per day of crude oil and 141.1 million cubic feet of natural gas per day. As of December 31, 2013, cumulative production was 46.3 million barrels of crude oil and 264.1 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 21.4 million barrels of crude oil and 121.0 billion cubic feet of natural gas. As of December 31, 2013, total proved reserves were 50.8 million barrels of oil equivalent, 39.7 million of which were developed.

As of December 31, 2013, cumulative production in the Delta del Grijalva project was 0.7 billion barrels of crude oil and 2.6 trillion cubic feet of natural gas. Proved hydrocarbon reserves as of December 31, 2013 totaled 184.1 million barrels of crude oil and 662.4 billion cubic feet of natural gas. As of December 31, 2013, total proved reserves were 344.9 million barrels of oil equivalent, 241.4 million of which were developed.

In nominal peso terms, our capital expenditures for the Delta del Grijalva project were Ps. 6,501 million in 2011, Ps. 5,671 million in 2012 and Ps. 6,169 million in 2013. In 2014, we expect our capital expenditures to be Ps. 6,934 million, bringing our total capital expenditures for the project to approximately U.S. $3.3 billion.

Cactus-Sitio Grande Project. The Cactus-Sitio Grande project forms part of the Macuspana-Muspac business unit and is located in the northern region of the state of Chiapas, 32 kilometers southwest of Villahermosa in the state of Tabasco. This project covers an area of 33,747 square kilometers and is geographically bounded by the coastal plain of the Gulf of Mexico to the north and the Sierra Madre of Chiapas to the south, east and west. The primary objective for this project is to increase production levels through the development of the Teotleco, Juspí, Artesa, Gaucho and Chintul fields, in part through the drilling of new high-angle wells and the recovery of the remaining hydrocarbon reserves. To this end, we additionally plan to carry out major workovers of producing wells to extend their productive lifespans, strengthen and stabilize production levels by means of cleaning and stimulation services based on the nature of the natural gas liquids produced and reopen wells that have been out of operation.

As of December 31, 2013, there were 133 producing wells at the Cactus-Sitio Grande project and 18 new wells had been completed during 2013. Average daily production totaled 52.4 thousand barrels of crude oil and 275.9 million cubic feet of natural gas during 2013. As of December 31, 2013, cumulative production in the Cactus-Sitio Grande project was 1.8 billion barrels of crude oil and 9.7 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 93.1 million barrels of crude oil and 707.1 billion cubic feet of natural gas. Total proved reserves were 257.8 million barrels of oil equivalent, of which 227.9 million barrels were developed.

In nominal peso terms, our capital expenditures for the Cactus-Sitio Grande project were Ps. 4,208 million in 2013. For 2014, we anticipate capital expenditures to total Ps. 3,526 million.

Crude Oil Sales

During 2013, domestic consumption of crude oil amounted to approximately 1,229.1 thousand barrels per day, which represented 48.7% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. Maya crude oil accounted for 81.4% of exported crude oil volume sold by PMI in 2013. See “—Business Overview—International Trading” in this Item 4.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2013 vs. 2012
	2009	2010	2011	2012	2013
	(in thousands of barrels per day)					(%)
Production	2,601.5	2,577.0	2,552.6	2,547.9	2,522.1	(1.0)
Distribution
Refineries	1,264.4	1,190.7	1,172.3	1,211.0	1,229.1	1.5
Petrochemicals(1)	97.4	0.0	0.0	0.0	0.0	—
Export terminals	1,231.7	1,358.0	1,342.9	1,268.3	1,190.4	(6.1)

Total	2,593.5	2,548.7	2,515.2	2,479.3	2,419.5	(2.4)

Statistical differences in stock measurements(2)	8.0	28.3	37.4	68.6	102.6	49.6

Note: Numbers may not total due to rounding.

(1)	There was no crude oil distributed to Pemex-Petrochemicals for the production of refined products in 2010, 2011, 2012 and 2013.
(2)	Includes measurement inconsistencies, shrinkage and leakage, naphthas and condensates added to crude oil.

Source: Pemex-Exploration and Production.

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, usually occurs as a result of operational adjustments to carry out maintenance at production facilities, and in some cases is due to limitations in the ability to handle, process or transport natural gas. In addition, the flaring of produced gas is also used as a safety measure to relieve well pressure. Gas flaring is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2013, gas flaring represented 1.9% of total natural gas production, which represents a decrease from 2012, when gas flaring represented 2.0% of total natural gas production. This decrease reflects a lower frequency of operational problems and the resulting decreased need for maintenance of platforms equipment. Pemex-Exploration and Production’s goal is to reduce gas flaring to 1.3% of total natural gas production by the end of 2014. To achieve this goal, we will continue to implement programs to reduce gas flaring and improve gas extraction efficiency, including strategies to optimize the exploitation of wells with high associated gas content at the Cantarell project.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2013, this pipeline network consisted of approximately 40,240 kilometers of pipelines, of which 3,581 kilometers were located in the Marine region, 11,235 kilometers were located in the Southern region and 25,424 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Transportation and Distribution” in this Item 4.

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

The following table summarizes Pemex-Exploration and Production’s existing FPWCs as of December 31, 2013.

Block	Contractor	Contract Amount (in millions of U.S. dollars)
Reynosa-Monterrey	Repsol Exploración México, S.A. de C.V.	U.S. $	2,437.2
Cuervito	PTD Servicios Múltiples, S. de R.L. de C.V.		260.1
Misión	Servicios Múltiples de Burgos, S.A. de C.V.		1,529.2
Fronterizo	PTD Servicios Múltiples, S. de R.L. de C.V.		265.0
Olmos	Lewis Energy México, S. de R.L. de C.V.		343.6
Pirineo	Monclova Pirineo Gas, S.A. de C.V.		645.3
Monclova	GPA Energy, S.A. de C.V.		1,070.0

Total		U.S. $	6,550.4

Source: Pemex-Exploration and Production.

On March 1, 2013, the contract governing the Nejo block, which was previously an FPWC, was modified to adopt a structure similar to that of our Integrated E&P Contracts. As a result, the contract was removed from the

FPWC program as of the date of its modification. The contractor Iberoamericana de Hidrocarburos, S.A. de C.V. has committed to invest approximately U.S. $400 million to develop the Nejo block under this new scheme.

Among other FPWC works during 2013, 17 wells were drilled in the Burgos project under the FPWC program, which represents approximately 13% of all wells drilled in Burgos. Also in 2013, 37 wells were completed, consisting of 33 development wells and four exploratory wells. All but six of these completed wells were productive. The works carried out in 2013 represented an investment of approximately U.S. $234 million. By the end of 2013, natural gas production in the existing FPWC blocks reached 233 million cubic feet per day, which represents approximately 20% of all natural gas production from Burgos during 2013.

On January 8, 2014, the contract corresponding to the Reynosa-Monterrey block expired and Pemex-Exploration and Production became solely responsible for the activities carried out in connection with this block.

Integrated Exploration and Production Contracts

Our Integrated E&P Contracts program is based on the various laws and amendments enacted as part of the 2008 Energy Reform. See “—History and Development” in this Item 4. The objective of these Integrated E&P Contracts is to increase our execution capabilities, as well as our production. The hydrocarbons reserves located in and extracted from the contractual areas will continue to be exclusively owned by Mexico. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery costs, provided that the payments to the contractor may not exceed our cash flow from the particular block.

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

On December 14, 2012, Pemex-Exploration and Production signed an Integrated E&P Contract for the Ébano block with Grupo Diavaz, S.A. de C.V., a contractor developing this block. This contract replaced the previous contract, thereby modifying the framework under which Grupo Diavaz, S.A. de C.V. carries out activities in the area.

On December 20, 2012, Pemex-Exploration and Production launched a call for bids for the third round of Integrated E&P Contracts relating to six blocks (Soledad, Amatitlán, Humapa, Pitepec, Miquetla and Miahuapan) located onshore in the Chicontepec basin. On July 11, 2013, Pemex-Exploration and Production awarded Integrated E&P Contracts for the Humapa, Miquetla and Soledad blocks to Halliburton de México S. de R.L. de C.V., Operadora de Campos DWF (part of Grupo Diavaz, S.A. de C.V.) and Petrolite de México (part of Baker Hughes Inc.), respectively. In January 2014, following a new call for bids for the three remaining blocks that did not receive bids, Pemex-Exploration and Production awarded Integrated E&P Contracts to Consorcio Sinopa, S.A. for the Miahuapan block, Andes Energía Argentina, S.A., together with GAIA Ecológica, S.A. de C.V. and Integra Oil & Gas S.A.S. for the Amatitlán block and Constructora y Perforadora Latina, S.A. de C.V. for the Pitepec block. Together, these six blocks encompass an area of 953 square kilometers and represent combined investment commitments of more than U.S. $769 million during the first two years of their terms.

Collaboration and Other Agreements

Pemex-Exploration and Production has entered into non-commercial scientific and technology agreements with the following parties, which as of the date of this report remain in effect:

•	Tecpetrol Internacional, S.L., Schlumberger Offshore Services (México), N.V., SINOPEC International Petroleum Service Mexico, S. de R.L. de C.V. and Petróleo Brasileiro S.A. during 2009;

•	Shell Exploration Company (West) B.V. and Repsol Exploración México, S.A. de C.V. during 2010;

•	Petrobank Energy and Resources, Ltd., Seabird Exploration Americas, Inc. and Total Cooperation Technique Mexique, S.A.S. during 2011;

•	BP Exploration Operating Co. Ltd. during 2012; and

•	Statoil Mexico A.S., ExxonMobil Ventures Mexico Ltd., Japan Oil, Gas and Metals National Corporation, Chevron Deepwater Mexico Inc., BG North America LLC, Itera Group LLC, Ecopetrol S.A. and Oil Company Lukoil during 2013.

Through these agreements, we seek to increase our technical and scientific knowledge in areas including deepwater subsalt exploration and drilling; enhanced oil recovery processes, such as air injection; and reservoir characterization of complex structures. These broad agreements of technological and scientific collaboration are strictly non-commercial, i.e., there is no transfer of resources among the parties.

Refining

Refining Processes and Capacity

Pemex-Refining’s production processes include the following:

•	Atmospheric distillation. This process heats crude oil in a tube furnace at atmospheric pressure to distill refined products. The primary products produced are gasoline, kerosene, jet fuel, diesel, atmospheric gas oil and atmospheric residual crude oil.

•	Vacuum distillation. This process heats crude oil or other feedstock in a vacuum distillation column, which is operated at low pressures. The objective of this process is to maximize production of heavy vacuum gas oil, which is produced by boiling crude oil.

•	Cracking. This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

•	Visbreaking. This is a thermal cracking process, which uses a horizontal-tube heater fired to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

•	Reforming processes. These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, Pemex-Refining uses reforming processes to convert low octane gasoline into higher octane stocks that are suitable for blending into finished gasoline and to convert naphthas into more volatile, higher octane products.

•	Hydrotreatment or residual hydrocracking. This process uses a catalyst and hydrogen at high temperature and pressure to remove sulfur, nitrogen and some aromatic compounds. Hydrotreatment also processes some lighter liquid product off-take.

•	Alkylation and isomerization. This polymerization process unites olefins and isoparaffins. Butylenes and isobutanes are combined with sulfuric acid or hydrofluoric acid to rearrange straight-chain hydrocarbon molecules into branched-chain products. Pentanes and hexanes, which are difficult to reform, are isomerized through the use of aluminum chloride and other precious-metal catalysts. Normal butane may be isomerized to provide a portion of the isobutane feed needed for the alkylation process. The process produces a high octane, low sensitivity blending agent for gasoline.

•	Coking. This process is a severe method of thermal cracking used to upgrade heavy residuals into lighter products or distillates. Coking produces straight-run gasoline (coker naphtha) and various middle-distillate fractions used as catalytic feedstock, thus generating a concentrated solid material called coke of petroleum.

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2009	2010	2011	2012	2013
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,540.0	1,540.0	1,690.0	1,690.0	1,690.0
Vacuum distillation	754.0	754.0	832.0	832.0	832.0
Cracking	380.5	380.5	422.5	422.5	422.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	279.3	279.3	279.3	279.3	279.3
Hydrotreatment	926.1	1,010.1	1,067.5	1,067.5	1,067.5
Alkylation and isomerization	128.5	128.5	141.9	155.3	155.3
Coking	100.0	100.0	155.8	155.8	155.8

Source: Base de Datos Institucional (Pemex Institutional Database, or Pemex BDI).

At the end of 2013, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2013, our refineries processed 1,224 thousand barrels per day of crude oil (189 thousand barrels per day at Cadereyta, 130 thousand barrels per day at Madero, 183 thousand barrels per day at Minatitlán, 195 thousand barrels per day at Salamanca, 282 thousand barrels per day at Salina Cruz and 246 thousand barrels per day at Tula), which in total consisted of 730 thousand barrels per day of Olmeca and Isthmus crude oil and 495 thousand barrels per day of Maya crude oil.

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

Production

Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. Pemex-Refining produced 1,276 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2013, an increase of 4.1% from 2012 levels. This increase in refined products production was mainly due to the startup of new plants following the reconfiguration of the Minatitlán refinery and to the improved performance of the national refining system.

The following table sets forth, by category, Pemex-Refining’s production of petroleum products from 2009 through 2013.

Pemex-Refining Production

	Year ended December 31,					2013 vs. 2012
	2009	2010	2011	2012	2013
	(in thousands of barrels per day)					(%)
Refinery Crude Oil Runs	1,294.9	1,184.1	1,166.6	1,199.3	1,224.1	2.1
Refined Products
Liquefied petroleum gas	27.1	25.5	21.4	25.2	25.2	0
Gasoline
Pemex Magna	364.0	341.2	324.2	336.8	360.5	7.0
Ultra Low Sulfur Magna(1)	81.8	67.3	61.7	61.5	56.7	(7.8)
Pemex Premium(2)	22.7	12.5	13.7	19.7	19.8	0.5
Base	3.0	3.0	0.7	0.0	0.2	—
Others	0.1	0.1	0.0	0.0	0.0	0

Total	471.5	424.2	400.3	418.1	437.3	4.6
Kerosene (Jet fuel)	57.1	51.9	56.3	56.6	60.8	7.4
Diesel
Pemex Diesel(3)	291.4	221.0	193.6	225.9	217.7	(3.6)
Ultra Low Sulfur Diesel(1)	44.5	67.7	80.1	72.6	92.1	26.9
Others	1.0	0.8	0.1	1.0	3.7	270.0

Total	337.0	289.5	273.8	299.6	313.4	4.6
Fuel oil	316.2	322.3	307.5	273.4	268.8	(1.7)
Other refined products
Asphalts	31.9	24.9	26.1	23.1	18.7	(19.0)
Lubricants	4.2	4.3	3.7	3.9	4.4	12.8
Paraffins	0.8	0.8	0.7	0.8	0.7	(12.5)
Still gas	54.9	54.2	62.6	67.8	70.7	4.3
Other refined products(4)	42.0	31.7	37.9	57.3	75.7	32.1

Total	133.8	115.8	131.0	152.9	170.2	11.3

Total refined products	1,342.7	1,229.1	1,190.2	1,225.9	1,275.8	4.1

Note: Numbers may not total due to rounding.

(1)	Production started in January 2009.
(2)	Pemex Premium is an Ultra Low Sulfur gasoline with 0.003% sulfur content.
(3)	Pemex Diesel is sold in the northern border market with 0.0015% sulfur content.
(4)	Includes principally coke, along with other products such as aeroflex 1-2, furfural extract and light cyclic oil.

Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2013, fuel oil represented 21.1%, gasoline represented 34.3% and diesel fuel represented 24.6% of total petroleum products production. Jet fuel represented 4.8% and LPG represented 2.0% of total production of petroleum products in 2013. The remainder of Pemex-Refining’s production consisted of a variety of other refined products.

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

For the five years ended December 31, 2013, the value of Pemex-Refining’s domestic sales of refined products and petrochemicals was as follows:

Value of Domestic Sales of Pemex-Refining(1)

	Year ended December 31,										2013 vs. 2012
	2009		2010		2011		2012		2013
	(in millions of pesos)(2)										(%)
Refined Products
Gasoline
Pemex Magna	Ps.	233,307.2	Ps.	270,121.9	Ps.	300,936.8	Ps.	326,187.2	Ps.	340,751.9	4.5
Pemex Premium		25,180.3		24,987.2		27,520.1		42,486.0		63,723.4	50.0
Aviation fuels		240.9		247.1		353.4		396.2		370.8	(6.4)
Others		49.6		74.4		59.9		95.6		43.4	(54.6)

Total		258,778.0		295,430.7		328,870.2		369,165.1		404,889.5	9.7
Kerosene
Jet fuel		18,320.7		22,935.3		31,560.2		36,336.5		35,417.9	(2.5)
Other kerosenes		119.2		179.0		215.9		224.0		275.4	22.9

Total		18,439.9		23,114.3		31,776.1		36,560.5		35,693.3	(2.4)
Diesel
Pemex Diesel		106,129.0		125,556.4		142,559.8		163,113.6		178,929.4	9.7
Others		15,392.4		18,453.2		23,681.4		30,609.0		32,542.0	6.3

Total		121,521.5		144,009.6		166,241.2		193,722.6		211,471.4	9.2
Fuel oil
Total		51,907.6		56,766.7		80,265.5		99,839.9		78,001.8	(21.9)
Other refined products
Asphalts		10,277.1		8,814.1		10,539.1		11,165.0		7,865.4	(29.6)
Lubricants		2,000.5		2,429.8		3,153.8		3,097.7		2,991.2	(3.4)
Paraffins		235.3		297.5		304.2		377.1		339.4	(10.0)
Coke		99.0		106.4		104.5		346.3		473.4	36.7

Total	Ps.	12,611.9	Ps.	11,647.7	Ps.	14,101.6	Ps.	14,986.1	Ps.	11,669.4	(22.1)

Total Refined Products	Ps.	463,258.8	Ps.	530,969.0	Ps.	621,254.5	Ps.	714,274.2	Ps.	741,725.4	3.8

Petrochemicals(3)	Ps.	2,859.0	Ps.	4,089.7	Ps.	4,424.3	Ps.	6,544.9	Ps.	6,957.7	6.3

Note: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes and Duties” in this Item 4.
(2)	Figures are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(3)	These are petrochemical products produced at refineries operated by Pemex-Refining.

Source: Pemex BDI.

The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 92% of our fuel oil production during 2013, pursuant to a fuel oil supply contract entered into in November 1995 and amended effective January 1, 2005. Pursuant to this amendment, the minimum amount of fuel oil that we agreed to supply to the Federal Electricity Commission during 2013 was 155,700 barrels per day, in accordance with the supply capacity of

Pemex-Refining and the requirements of the Federal Electricity Commission under its official program of substitution of fuel oil with natural gas. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulfur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2013, this volume discount amounted to approximately 0.4% of our total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2013 was Ps. 72,099 million, which represented 9.7% of our total revenues from domestic sales of refined products.

In 2013, our domestic sales of refined products increased by Ps. 27,451.2 million, or 3.8% in value, as compared to 2012 levels. This increase was primarily due to a 9.7% increase in domestic sales of gasoline and a 9.2% increase in domestic sales of diesel. This increase was partially offset by a 21.9% decrease in the sales of fuel oil, a 1.8% decrease in the volume of domestic distillates sales and lower international prices of refined products in 2013.

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2013 was distributed as follows:

Volume of Domestic Sales of Pemex-Refining

	Year ended December 31,					2013 vs. 2012
	2009	2010	2011	2012	2013
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Refined Products
Gasoline
Pemex Magna	727.7	743.7	738.6	715.3	667.6	(6.7)
Pemex Premium	64.1	57.8	60.5	87.7	119.2	35.9
Aviation fuels	0.5	0.5	0.5	0.5	0.5	0.0
Others	0.1	0.2	0.1	0.2	0.1	(50.0)

Total	792.4	802.2	799.7	803.7	787.3	(2.0)
Kerosenes
Jet fuel	55.0	55.8	56.1	59.3	62.2	4.9
Other kerosenes	0.4	0.6	0.6	0.6	0.7	16.7

Total	55.4	56.4	56.8	59.9	62.9	5.0
Diesel
Pemex Diesel	314.5	325.1	330.6	339.4	333.2	(1.8)
Others	44.5	46.0	52.9	61.1	58.5	(4.3)

Total	359.0	371.1	383.6	400.5	391.7	(2.2)
Fuel oil
Total	209.0	184.9	200.6	214.4	189.3	(11.7)
Other refined products
Asphalts	30.7	23.6	24.6	22.3	17.3	(22.4)
Lubricants	4.5	4.7	4.2	4.1	4.7	14.6
Paraffins	0.8	0.8	0.8	0.8	0.7	(12.5)
Coke	38.0	30.0	31.0	49.8	47.8	(4.0)

Total	73.9	59.1	60.6	77.1	70.6	(8.4)

Total refined products	1,489.7	1,473.6	1,501.2	1,555.5	1,501.8	(3.5)

Petrochemicals(1)	365.4	325.0	292.0	656.3	743.4	13.3

Note: Numbers may not total due to rounding.

(1)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.

Source: Pemex BDI.

The volume of our domestic gasoline sales decreased by 2.0% in 2013, from 803.7 thousand barrels per day in 2012 to 787.3 thousand barrels per day in 2013. The volume of our domestic diesel sales decreased by 2.2%, from 400.5 thousand barrels per day in 2012 to 391.7 thousand barrels per day in 2013. The volume of our domestic sales of fuel oil decreased by 11.7%, from 214.4 thousand barrels per day in 2012 to 189.3 thousand barrels per day in 2013, primarily due to a decrease in the Federal Electricity Commission’s demand for fuel oil.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout Mexico. Since October 2006, all Pemex Premium gasoline has had an ultra-low sulfur content of 0.003%. Since January 2007, diesel sold at the northern border of Mexico has had a sulfur content of 0.0015%. Our efforts to build and enhance our brands have also progressed during the past five years. All of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities, as well as technical assistance in the development of marketing and customer service programs. At the end of 2013, there were 10,416 retail service stations franchised or owned by Pemex-Refining, of which 10,368 were privately owned and operated as franchises and 48 were owned by Pemex-Refining. This total number of retail service stations represented an increase of 3.7% from the 10,042 service stations as of December 31, 2012.

Pricing Decrees

From February 6, 2010 to December 9, 2011, the Mexican Government established periodic price increases, which ranged from four to eight Mexican cents per liter per month. From December 10, 2011 to January 4, 2013, the increases ranged from five to nine Mexican cents per liter per month. From January 5 to December 31, 2013, the increases continued in increments of eleven Mexican cents per liter per month. On January 1, 2014, pursuant to the Impuesto a los Combustibles Fósiles (IEPS Tax on Fossil Fuels) approved under the Ley del Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services Law, which we refer to as the IEPS Law), unleaded gasoline became subject to a one-time price increase of ten Mexican cents per liter. See “—Information on the Company—Taxes and Duties” in this Item 4. From January 1 to April 30, 2014, periodic increases ranged from nine to eleven Mexican cents per liter per month. See “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”

From December 26, 2009 to December 9, 2011, the Mexican Government established periodic price increases in increments of eight Mexican cents per liter per month. From December 10, 2011 to January 4, 2013, these periodic price increases continued in increments of nine Mexican cents per liter per month. From January 5 to December 31, 2013 the increases continued in increments of eleven Mexican cents per liter per month. On January 1, 2014, pursuant to the IEPS Tax on Fossil Fuels, diesel became subject to a one-time price increase of thirteen Mexican cents per liter. From January 1 to April 30, 2014, periodic increases continued at a rate of eleven Mexican cents per liter per month. Despite these increases, diesel prices in Mexico have remained below most international diesel reference prices.

Since the early 1980s, the Mexican Government has also established a discount of 30% on the price at which we sell gas oil intended for domestic use to the state of Chihuahua during the months of January, February and December of each year. On January 1, 2014, pursuant to the IEPS Tax on Fossil Fuels, such gas oil became subject to a one-time price increase of 10.857 Mexican cents per liter.

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

On January 1, 2014, pursuant to the IEPS Tax on Fossil Fuels, periodic prices increases in fuel oil of 13.45 Mexican cents per liter per month became effective.

On February 13, 2014, the Energy Regulatory Commission authorized Pemex-Refining to decrease the prices at which it sells wholesale fuel oil to the Federal Electricity Commission from February to August 2014. This period may be modified by the Energy Regulatory Commission. Pemex-Refining requested this price decrease with the aim of increasing the Federal Electricity Commission’s demand for fuel oil processed at the Miguel Hidalgo refinery in Tula.

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Relationship with the Mexican Government—The Mexican Government has imposed price controls in the domestic market on our products.”

Investments

Over the past several years, Pemex-Refining has focused its investment program on enhancing the quality of the gasoline and diesel it produces to meet new environmental standards in Mexico, improving its ability to process heavy crude oils in order to optimize the crude oil blend in its refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. This focus is primarily the result of the abundance of heavy crude oils in Mexico. In addition, due to the reduced availability of heavy crude oil in the export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crude oil we do export. In the medium term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2013, Pemex-Refining imported approximately 357 thousand barrels per day of unleaded gasoline, which represented approximately 45% of total domestic demand for unleaded gasoline in that year. In 2013, Pemex-Refining invested Ps. 29,794 million in capital expenditures, 2.9% more than its Ps. 28,944 million of capital expenditures in 2012. Of this total investment, Pemex-Refining allocated Ps. 5,204 million to the new refinery in Tula, Hidalgo, of which Ps. 1,639 million was for pre-investment studies and Ps. 469 million was for other expenses related to this refinery, Ps. 2,801 million to fuel quality investments, Ps. 909 million to the residual conversion from the Salamanca refinery, Ps. 255 million to the Tuxpan pipeline and corresponding storage and distribution terminals and Ps. 20,625 million to investments related to other projects. The following sections provide a description of each of these projects.

New Refinery at Tula. On August 12, 2009, we announced the construction of a new refinery in Tula. The new refinery is expected to have a Maya crude oil processing capacity of 250 thousand barrels per day, and to produce approximately 163 thousand barrels per day of gasoline and 117 thousand barrels per day of diesel. All distilled products processed at the refinery will meet ultra-low sulfur content specifications and no fuel oil will be produced. During 2013, we spent a total amount of Ps. 5,204 million on this project, of which Ps. 1,639 million was spent on pre-investment studies and Ps. 469.0 million on other investments at this new refinery. In June 2013, we announced a change in the scope of the project. See “—Vacuum Residue Processing at Miguel Hidalgo Refinery” below in this Item 4. As of the date of this report, we are conducting engineering studies that are necessary to complete prior to beginning construction of the refinery and are in the basic engineering design phase. These studies consist of conceptual studies related to material balances and process flowsheets, a preliminary plot plan, preliminary piping and instrument diagrams, definition and sizing of main equipment resulting in process specifications, specification of effluents and definition of control and safety devices.

During 2013, the following contracts were awarded in connection with the construction of the refinery at Tula:

Contractor(s) & facilities	Contract Date	Contract Amount (in millions of U.S. dollars)		Startup Date
Instituto Mexicano del Petróleo	January 2013	U.S. $	7.2	January 2013

For the processing design package, as well as technical assistance and the licensing of refinery technologies, for the naphtha hydrotreater plant that is expected to have a processing capacity of 44 thousand barrels per day.

Instituto Mexicano del Petróleo	January 2013	U.S. $	7.0	January 2013

For the processing design package, as well as technical assistance and the licensing of refinery technologies, for the diesel hydrotreater plant that is expected to have a processing capacity of 61 thousand barrels per day.

Universidad Nacional Autónoma de México (Facultad de Química)	January 2013	U.S. $	5.6	January 2013

For environmental impact studies.

Instituto Mexicano del Petróleo	February 2013	U.S. $	7.0	February 2013

For technical assistance to Pemex-Refining during the Front End Engineering Design (or FEED) phase, which consists of studies related to the technical requirements and investment costs necessary for a project.

Comisión Federal de Electricidad	February 2013	U.S. $	0.2	February 2013

For the inspection and approval of the relocation of the 400 kV Tula-Querétaro and Tula-Poza Rica electric transmission lines to the security zone associated with the terrain where the new refinery is being developed, as well as support in the evaluation of related bids.

Construcciones e Instalaciones del Noreste S.A. de C.V. and Isolux de México, S.A. de C.V.	April 2013	U.S. $	12.1	May 2013

For the relocation of two high tension electric transmission lines that run across the land on which the refinery is being developed.

Universidad Nacional Autónoma de México (Facultad de Química)	May 2013	U.S. $	1.9	May 2013

For technical assistance during the FEED phase of water management.

Technip USA, Inc.	May 2013	U.S. $	1.4	May 2013

For the processing design package, as well as technical assistance and the licensing of refinery technologies, for the hydrogen plant that is expected to have a processing capacity of 80 thousand million square feet per day.

Comisión Federal de Electricidad	May 2013	U.S. $	1.8	May 2013

For the geohydrologic evaluation to determine the underground water supply’s potential for use at the new refinery.

Emerson Process Management, S.A. de C.V.	July 2013	U.S. $	2.0	July 2013

For engineering services for the supply of the comprehensive control and safety systems.

As of December 31, 2013, the total estimated cost of the refinery at Tula was Ps. 149.8 billion (equivalent to U.S. $11,610.0 million).

Vacuum Residue Processing at Miguel Hidalgo Refinery. The new refinery at Tula was originally slated to process vacuum residue from the existing Miguel Hidalgo refinery for conversion into high value fuels. However, in June 2013, we announced that the Miguel Hidalgo refinery would instead be reconfigured to process its vacuum residue on site. The reconfigured refinery is expected to process 76 thousand barrels per day of vacuum residue in order to convert it into high value fuels such as gasoline and diesel. All distilled products processed at the refinery will meet ultra-low sulfur content specifications and no fuel oil will be produced. In addition, the reconfigured refinery is expected to have a crude oil processing capacity of 315 thousand barrels per day, of which 35% will be Maya crude oil and 65% will be Isthmus crude oil, and to produce approximately 161 thousand barrels per day of gasoline and 101 thousand barrels per day of diesel. During 2013, we spent Ps. 26.0 million on pre-investment studies for the Miguel Hidalgo reconfiguration project. As of the date of this report, we are in the process of evaluating the nature and timing of this project.

In September 2013, ICA Fluor Daniel, S. de R.L. was awarded a U.S. $94.8 million contract to carry out studies and to provide engineering services for the first phase of the reconfiguration of the Miguel Hidalgo refinery.

As of December 2013, the total estimated cost of the reconfiguration of the Miguel Hidalgo refinery for vacuum residue processing was Ps. 53.4 billion (equivalent to U.S. $4,140.0 million) and the project is scheduled to be completed by the beginning of 2018.

Clean Fuels Project. This project is being developed in our six refineries, with a first phase involving the installation of eight ultra-low sulfur gasoline (ULSG) post-treatment units, the capacities of which are set forth below by refinery. This phase of the project is being carried out among three groups of our refineries, as follows: group 1, Tula and Salamanca (73.3% and 76.7% complete, respectively), with construction expected to be completed by 2015; group 2, Cadereyta and Madero (98.5% and 92.1% complete, respectively), with construction completed at Cadereyta in December 2013 and construction at Madero expected to be completed by the end of 2014; and group 3, Minatitlán and Salina Cruz (81.2% and 84.7% complete, respectively), with construction expected to be completed by 2015.

	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula
ULSG units (tbpd)	1(42)	2(20)	1(25)	1(25)	2(25)	1(30)

Note: tbpd = thousand barrels per day.

Source: Pemex-Refining.

The second phase of the Clean Fuels Project involves the construction of five new ultra-low sulfur diesel facilities and the reconfiguration of 17 existing units. This portion of the project will be carried out in two phases: (i) a Cadereyta diesel phase and (ii) a diesel phase for the five remaining refineries. The engineering development for the Cadereyta diesel phase was completed in 2010 and an independent expert delivered his final due diligence report on the project in February 2012. Construction began in March 2013 and is expected to be completed in 2016. Basic engineering for the facilities associated with the diesel phase in the five remaining refineries was completed in December 2013, and construction is expected to begin in the second quarter of 2014 and end in 2017. Until construction is completed, we will import ultra-low sulfur fuels in order to meet local demand.

The following table sets forth, by refinery, the number of new as well as reconfigured units under the Clean Fuels Project diesel phase.

Clean Fuels Project New and Reconfigured Units

	Refineries
Processing plants	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula	Total
New gasoline post-treatment units	1	2	1	1	2	1	8
New diesel units	1	2	1	1	—	—	5
Reconfigured diesel units	3	1	1	3	4	5	17

Source: Pemex-Refining.

Reconfiguration of the Salamanca Refinery. The reconfiguration of the “Ingeniero Antonio M. Amor” refinery in Salamanca focuses on the conversion of residuals into high-value distillates (without a need for increased crude oil processing), as well as on upgrading the lubricants train to produce group II lubricants (which contain almost no impurities and therefore have superior anti-oxidation properties). As part of the reconfiguration, Pemex-Refining will construct new plants, which will include the following: a delayed coker unit, a catalytic cracking unit, a hydrogen plant, a coker naphtha hydrotreater, a gas oil hydrotreater, a lubricants plant, a naphtha reformer, a sulfur plant, an amine regeneration unit, a sour water treatment facility, utilities and outside battery limits infrastructure, which includes water treatment facilities, feed tanks and other utilities and support facilities required to maintain a plant. Other units, including certain distillation vacuum units (including the AA, AS and AI units) will undergo renovations. In addition, the reconfiguration will involve site preparation, the development of temporary infrastructure and the erection of a perimeter wall surrounding the refinery. The timeline for the project is as follows:

•	construction of the perimeter wall began in October 2013 and is expected to be completed by May 2014;

•	work related to site preparation and temporary infrastructure projects began on March 20, 2014 and is expected to be completed by September 23, 2015;

•	we expect to obtain all necessary equipment at an early stage of the project, beginning in August 2014;

•	a tender process for the construction of new plants and renovations is scheduled to launch in November 2014;

•	construction of the new plants is scheduled to begin during the second half of 2015; and

•	the reconfiguration project is expected to be completed in late 2018.

Tuxpan Pipeline. This project is intended to help meet the increasing demand for refined products in the metropolitan area of the Mexico Valley. The total cost of the project is Ps. 3,564 million, which includes the construction of a pipeline measuring 18 inches in diameter and 109 kilometers in length, five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each and a research study to determine the best option for the discharge of refined products from tankers and pipelines to these storage tanks. ARB Arendal, S. de R.L. de C.V. began construction of the pipeline in June 2009. The pipeline was completed in October 2012 and started full operations in November 2012. Tradeco Infraestructura, Tradeco Industrial, ITECSA and Grupo OLRAM were, in association, awarded the contract for construction of the storage tanks, which they began in October 2009. Two of the five storage tanks are in operation and the three remaining tanks are expected to begin operating during the first half of 2014. The Federal Electricity Commission conducted the research study, the results of which were delivered to us in April 2010. The Federal Electricity Commission concluded that we do not need to invest in additional discharge systems, due to our having a sufficient amount of monobuoys already in operation.

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

Package	Contractor(s) & facilities	Contract Date	Original Contract Amount (in millions of U.S. dollars)		Final Contract Amount (in millions of U.S. dollars)(1)		Startup Date
1	Tradeco Infraestructura, S.A. de C.V. and Pager de Tabasco, S.A. de C.V.	November 2003	U.S. $	40.0	U.S. $	43.8	July 2005

2	ICA Fluor Daniel, S. de R.L. de C.V.	October 2004	U.S. $	692.6	U.S. $	1,170.4

	Utilities						September 2009
	Outside Battery Limits						May 2009
	Sour water treatment facility						August 2010

3	Dragados Proyectos Industriales de México, S.A. de C.V. and Dragados Industrial, S.A.	October 2004	U.S. $	534.1	U.S. $	867.3
	Atmospheric and vacuum unit to process 100% Maya crude oil						September 2011
	Catalytic cracking unit						October 2011
	Diesel hydrotreatment unit						August 2010

4	Mina-Trico, S. de R.L. de C.V.	February 2005	U.S. $	317.0	U.S. $	538.8

	Gas oil hydrotreatment plant						November 2011
	Hydrogen unit						August 2010
	Sulfur Recovery unit						October 2010

5	Proyectos Ebramex, S. de R.L. de C.V.	February 2005	U.S. $	317.9	U.S. $	516.4
	Delayed coker unit						December 2011
	Amine regenerator plant						December 2011
	Coker naphtha hydrotreatment unit						July 2011

6	Samsung Ingeniería Minatitlán, S.A. de C.V. and Samsung Engineering Co. Ltd.	February 2005	U.S. $	154.1	U.S. $	190.9

	Alkylation unit—U-18000						November 2011
	Alkylation unit—U-19000						January 2012

(1)	Final contract amounts include an additional payment made pursuant to the terms of the contracts, which in each case was authorized by the Secretaría de la Función Pública (Ministry of Public Function, which we refer to as the SFP).

As of January 2012, all units and facilities of the Minatitlán project have been completed and are in operation. Accordingly, all contracts awarded in connection with the Minatitlán project were completed in 2013. The estimated total cost of the project was U.S. $4,044 million.

2014 Refining Investment Budget. For 2014, Pemex-Refining has budgeted Ps. 40,699 million of capital expenditures. Pemex-Refining will invest 24% of this amount to expand and upgrade refineries and related installations, 6% on the planning of the new refinery in Tula, 24% on environmental and industrial safety projects, 35% on rehabilitation projects and 11% on other projects and acquisitions.

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production decreased by 0.2% in 2013, from 6,385 million cubic feet per day in 2012 to 6,370 million cubic feet per day in 2013, while the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals increased by 0.5%, from 4,382 million cubic feet per day in 2012 to 4,404 million cubic feet per day in 2013.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemicals’ gas processing facilities. At the end of 2013, Pemex-Gas and Basic Petrochemicals owned nine facilities.

The following facilities are located in the Southern region:

•	Nuevo Pemex. This facility contains 13 plants that together in 2013 produced 925 million cubic feet per day of dry gas, 18 thousand barrels per day of ethane, 42 thousand barrels per day of liquefied gas, 19 thousand barrels per day of naphtha and 136 thousand tons of sulfur.

•	Cactus. This facility contains 22 plants that together in 2013 produced 746 million cubic feet per day of dry gas, 17 thousand barrels per day of ethane, 29 thousand barrels per day of liquefied gas, 14 thousand barrels per day of naphtha and 249 thousand tons of sulfur.

•	Ciudad Pemex. This facility contains eight plants that together in 2013 produced 735 million cubic feet per day of dry gas and 220 thousand tons of sulfur.

•	La Venta. This facility contains one plant that produced 140 million cubic feet per day of dry gas in 2013.

•	Matapionche. This facility contains five plants that together in 2013 produced 23 million cubic feet per day of dry gas, one thousand barrels per day of liquefied gas, 0.3 thousand barrels per day of naphtha and four thousand tons of sulfur.

•	The facilities located in Morelos, Cangrejera and Pajaritos form the Coatzacoalcos area gas processing complex (which we refer to as a GPC):

•	Morelos. This facility contains one plant that in 2013 produced 35 thousand barrels per day of ethane, 41 thousand barrels per day of liquefied gas and eleven thousand barrels per day of naphtha.

•	Cangrejera. This facility contains two plants that together in 2013 produced 29 thousand barrels per day of ethane, 39 thousand barrels per day of liquefied gas and ten thousand barrels per day of naphtha.

•	Pajaritos. This facility contains one plant that produced ten thousand barrels per day of ethane in 2013.

The following facilities are located in the Northern region:

•	Burgos. This facility contains nine plants that together in 2013 produced 906 million cubic feet per day of dry gas, 20 thousand barrels per day of liquefied gas and 17 thousand barrels per day of naphtha.

•	Poza Rica. This facility contains five plants that together in 2013 produced 187 million cubic feet per day of dry gas, 0.4 thousand barrels per day of ethane, six thousand barrels per day of liquefied gas, two thousand barrels per day of naphtha and five thousand tons of sulfur.

•	Arenque. This facility contains three plants that together in 2013 produced 31 million cubic feet per day of dry gas, two thousand barrels per day of a blend of ethane and natural gas liquids and four thousand tons of sulfur.

The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2013.

Natural Gas and Condensates Processing and Production(1)

	Year ended December 31,					2013 vs. 2012
	2009	2010	2011	2012	2013
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	4,436	4,472	4,527	4,382	4,404	0.5
Sour gas	3,381	3,422	3,445	3,395	3,330	(1.9)
Sweet gas(2)	1,055	1,050	1,082	987	1,074	8.8
Condensates(3)	51	53	57	46	46	0.0
Gas to natural gas liquids extraction	4,399	4,458	4,483	4,346	4,381	0.8
Wet gas	4,252	4,304	4,347	4,206	4,234	0.7
Reprocessing streams(4)	146	154	136	140	147	5.0
Production
Dry gas(5)	3,572	3,618	3,692	3,628	3,693	1.8
Natural gas liquids(6)(7)	378	383	389	365	362	(0.8)
Liquefied petroleum gas(6)	181	184	185	176	178	1.1
Ethane(6)	121	119	121	115	109	(5.2)
Naphtha(6)(8)	76	79	82	72	73	1.4
Sulfur(9)	712	670	636	592	620	4.7

Note: Numbers may not total due to rounding.

(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 6,370 million cubic feet per day of natural gas in 2013.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	Reprocessing of pipeline dry gas at the Pajaritos cryogenic plant.
(5)	Does not include ethane reinjected into the natural gas stream.
(6)	In thousands of barrels per day.
(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes pentanes.
(9)	In thousands of tons.

Source: Pemex BDI.

Processing Capacity

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)	144	144	144	144	144
Sour natural gas	4,503	4,503	4,503	4,503	4,503
Natural gas liquids recovery plants
Cryogenics(2)	5,792	5,792	5,712	5,912	5,912
Absorption(3)	—	—	—	—	—

Total	5,792	5,792	5,712	5,912	5,912
Natural gas liquids fractionating(1)(4)	569	569	569	569	569
Processing of hydrosulfuric acid	219	219	219	219	219

(1)	In thousands of barrels per day.
(2)	In 2009, cryogenic plant No. 6, began operations at the Burgos complex, with a capacity of 200 million cubic feet per day. Since December 2011, the cryogenic plant at Cangrejera has been out of service. In October 2011, the capacity of the Nuevo Pemex complex cryogenic plant at the Nuevo Pemex complex was reduced from 1,550 to 1,500 million cubic feet per day. In November 2012, cryogenic plant No. 2 began operations at the Poza Rica GPC, with a capacity of 200 million cubic feet per day.

(3)	On August 31, 2009, the absorption plant at the Reynosa complex was shut down.
(4)	The liquids fractionating plant at the Reynosa complex has been out of service since August 31, 2009.

Source: Pemex BDI.

Domestic consumption of dry gas totaled 5,735.7 million cubic feet per day in 2013, a 1.3% increase from the 2012 domestic consumption of 5,660.8 million cubic feet per day. The subsidiary entities consumed approximately 39.6% of the total domestic dry gas consumed in 2013, while the industrial-distributor sector consumed 19.8%, the electrical sector consumed 33.5%, the electrical autogeneration sector consumed 2.5% and the trading sector consumed 4.6%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. In addition, in August 2013, we announced a natural gas supply strategy developed in partnership with the Mexican Government to address the domestic natural gas shortages. Under this strategy, we will increase our liquefied natural gas imports in the short-term. See “—Business Overview—Gas and Basic Petrochemicals—Natural Gas Supply Strategy” in this Item 4. In 2013, we imported 1,289.7 million cubic feet per day of natural gas, an increase of 18.4% from the 1,089.3 million cubic feet per day imported in 2012, due to lower availability of sour wet natural gas and dry gas from Pemex-Exploration and Production’s fields. The total amount of natural gas imported per day in 2013 included 114.3 million cubic feet of liquefied natural gas imported through Manzanillo.

Pemex-Gas and Basic Petrochemicals processes sour and sweet condensates in order to obtain stabilized natural gas liquids and also recovers liquid hydrocarbons obtained from the processing of sweet natural gas. In addition, we obtain natural gas liquids from internal streams and liquid hydrocarbons condensed in sour wet gas pipelines. Our production of natural gas liquids, including stabilized condensates, reprocessing and other fractionating streams, decreased by 0.8% from 365 thousand barrels per day in 2012 to 362 thousand barrels per day in 2013.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 35.0 thousand barrels per day in 2013, a 2.8% decrease from the 36.0 thousand barrels per day processed in 2012. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Burgos facilities to produce light and heavy natural gasoline.

In January 2009, Pemex-Gas and Basic Petrochemicals began the construction of a cryogenic plant at the Poza Rica GPC, which has a processing capacity of 200 million cubic feet per day of sweet wet gas. The project also includes, among others installations, the construction of two storage tanks for liquid gas, each with a capacity of 20 thousand barrels. This cryogenic plant began operating in November 2012.

The Regulatory Law currently limits basic petrochemicals to the following nine products that are used in the petrochemical production process: ethane, propane, butane, pentanes, hexane, heptane, carbon black feedstocks, natural gasoline and methane, when obtained from hydrocarbon reservoirs in Mexico and used as raw material for petrochemical industrial processes. All other petrochemical products may be produced by Pemex-Petrochemicals, by Pemex-Refining or by private sector companies. However, the Regulatory Law also allows companies that produce basic petrochemicals, as by-products of non-basic petrochemical production, to sell them either internally, within plants in the same unit or complex, or to sell them to Petróleos Mexicanos and the subsidiary entities.

Natural Gas Supply Strategy

On August 13, 2013, we and the Mexican Government presented a strategy to address domestic natural gas shortages in the short, medium and long term. In the short-term, we will increase our liquefied natural gas imports and switch from using natural gas to using fuel oil at our facilities. In the medium-term, we plan to construct additional pipelines and compression stations. Finally, we expect to continue to increase oil and shale gas reserves in order to satisfy domestic demand for natural gas in the long-term. The specific components of this strategy, including our role, may be impacted by the changes contemplated as part of the Energy Reform Decree. See “—Information on the Company—History and Development—Energy Reform” in this Item 4.

Over the five years ended December 31, 2013, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales was distributed as follows:

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year ended December 31,										2013 vs. 2012
	2009		2010		2011		2012		2013
	(in millions of pesos)(2)										(%)
Natural gas	Ps.	58,102.1	Ps.	67,141.3	Ps.	64,466.3	Ps.	50,233.0	Ps.	68,128.7	35.6
Liquefied petroleum gas		49,461.3		53,385.9		57,981.0		64,966.5		71,728.9	10.4
Petrochemicals
Hexane		367.5		278.5		408.2		4.8		44.3	822.9
Ethane(3)		—		—		—		—		32.3	—
Solvent agents		18.2		56.0		29.2		85.7		28.0	(67.3)
Sulfur		32.4		662.8		1,354.7		1,167.2		659.6	(43.5)
Carbon black(4)		1,149.9		1,808.9		2,368.2		1,115.7		—	—
Pentanes		73.6		144.4		232.0		46.9		165.8	253.5
Heptane		55.1		60.6		105.7		8.6		62.7	629.1
Butane		119.2		188.7		240.7		264.9		259.1	(2.2)
Propane		49.3		74.2		93.5		69.6		70.3	1.0
Others		0.2		—		—		—		4.4	—

Total Petrochemicals		1,865.3		3,274.2		4,832.2		2,763.4		1,326.5	(52.0)

Total	Ps.	109,428.7	Ps.	123,801.4	Ps.	127,279.6	Ps.	117,962.8	Ps.	141,184.1	19.7

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.
(3)	Ethane sales to Petroquímica Mexicana de Vinilo, S.A. de C.V., (which we refer to as PMV) began in October 2013. See “—Business Overview—Petrochemicals—Joint Venture with Mexichem” in this Item 4.
(4)	Since May 2012, carbon black is sold by Pemex-Refining.

Source: Pemex BDI.

The volume of Pemex-Gas and Basic Petrochemicals’ domestic sales for the five-year period ended December 31, 2013 was distributed as follows:

Volume of Domestic Sales of Pemex-Gas and Basic Petrochemicals

	Year ended December 31,					2013 vs. 2012
	2009	2010	2011	2012	2013
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Natural gas(1)	3,118.8	3,254.9	3,382.7	3,387.7	3,463.5	2.2
Liquefied petroleum gas(2)	281.0	287.9	284.8	285.5	282.8	(0.9)
Petrochemicals(3)
Hexane	33.6	23.0	29.3	0.3	2.9	866.7
Ethane(4)	—	—	—	—	16.7	—
Solvent agents	5.1	5.7	2.7	7.2	2.1	70.8
Sulfur	593.3	582.1	647.8	649.1	520.7	(19.8)
Carbon black(5)	330.7	419.1	429.6	167.1	—	—
Pentanes	10.7	15.0	19.1	3.9	14.6	274.4
Heptane	4.9	4.9	7.1	0.5	3.9	680.0
Butane	17.2	19.7	20.6	23.0	26.4	14.8
Propane	7.7	8.6	8.7	8.2	9.3	13.4
Others	—	—	—	—	0.4	—

Total petrochemicals	1,003.2	1,078.1	1,164.9	859.2	597.0	(30.5)

Note: Numbers may not total due to rounding.

(1)	In millions of cubic feet per day.
(2)	In thousands of barrels per day.
(3)	In thousands of tons.
(4)	Ethane sales to PMV began in October 2013. See “—Business Overview—Petrochemicals—Joint Venture with Mexichem” in this Item 4.
(5)	Since May 2012, carbon black is sold by Pemex-Refining.

Source: Pemex BDI.

The value of the domestic sales of Pemex-Gas and Basic Petrochemicals increased by 19.7%, or Ps. 23,221.3 million, as compared to 2012, primarily as a result of a 35.6% increase in domestic sales of natural gas and a 10.4% increase in domestic sales of LPG, each due to price increases. This increase was partially offset by a 52.0% decrease in total petrochemicals sales of Pemex-Gas and Basic Petrochemicals, primarily as a result of a decrease in the volume and prices of certain products sold, including sulfur, in addition to carbon black being sold by Pemex-Refining since May 2012.

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2013.

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas International, Ltd.(2)	Holding company	100.00
Pasco International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.(3)	Storage and distribution of liquid sulfur	100.00
Pan American Sulphur, Ltd.(4)	Storage and handling of petroleum, petrochemical and chemical products through the loading/unloading of vessels and delivering/receiving of products by pipeline or truck	100.00
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2013.
(2)	Mex Gas International, Ltd. is the only subsidiary of Pemex-Gas and Basic Petrochemicals that is a consolidated subsidiary company. See Note 3(a) to our consolidated financial statements included herein.
(3)	Pasco Terminals, Inc. is a wholly owned subsidiary company of Pasco International, Ltd.
(4)	During 2013, Pemex-Gas and Basic Petrochemicals continued the process to liquidate this entity. In April 2013, Pan American Sulphur, Ltd. (Pasco UK) contributed U.S. $3,088,800 to Pasco International, Ltd., a subsidiary of Pemex-Gas and Basic Petrochemicals, in exchange for 6,600 shares of Pasco International Ltd. Pasco International, Ltd. subsequently paid dividends in kind to Pemex-Gas and Basic Petrochemicals in the form of these 6,600 shares. On May 1, 2013, the members of Pasco UK’s board of directors completed the liquidation process through a Members’ Voluntary Liquidation. This liquidation event triggered the 12-month period during which creditors may claim the amount of debt owed to them.

Source: Pemex-Gas and Basic Petrochemicals.

The following table lists Pemex-Gas and Basic Petrochemicals’ joint ventures, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2013.

Joint Ventures of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	50.00
CH4 Energía, S.A. de C.V.	Gas trading	50.00

(1)	As of December 31, 2013.

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

In 1996, the Energy Regulatory Commission approved the Gradual Access Program for 1996-1997, which required that we open access to our natural gas distribution system to the private sector and prohibited vertical integration between transportation and distribution. As a result, Pemex-Gas and Basic Petrochemicals’ distribution assets located within the following official distribution zones have been privatized: Chihuahua, Toluca, Saltillo, Nuevo Laredo, Río Pánuco, Northern Tamaulipas, Distrito Federal, Valle de Cuautitlán-Texcoco-Hidalgo, Hermosillo, Monterrey, Mexicali, El Bajío, Cananea, Querétaro, La Laguna, Bajío Norte, Puebla, Tlaxcala,

Guadalajara, Piedras Negras and Ciudad Juárez. Most recently, Pemex-Gas and Basic Petrochemicals’ distribution assets located within Altamira and Morelos were privatized in 2012 and the distribution assets located within Veracruz were privatized in 2013.

In addition, with respect to first-hand sales of natural gas, Pemex-Gas and Basic Petrochemicals submitted to the Energy Regulatory Commission its proposal for a new payment system, which would provide customers with the option to reserve transportation capacity of natural gas and make payments based on the volume consumed. This new payment system would allow customers to better estimate their consumption of natural gas, as well as enhance our ability to manage costs and capacity related to the transportation of natural gas. Pemex-Gas and Basic Petrochemicals is prepared to operate under the new system once the Energy Regulatory Commission approves the new system and issues final regulations to govern natural gas sales under it.

Los Ramones Gas Pipeline. On January 16, 2013, the Board of Directors of Petróleos Mexicanos was informed of modifications to the Los Ramones pipeline project, which is part of a strategy to supply central Mexico with natural gas imported from the United States. The Los Ramones pipeline project will be implemented in two phases. Phase one consists of the construction of a pipeline from the U.S. border near Ciudad Camargo, Tamaulipas to Los Ramones, Nuevo León, which will be developed and owned by Gasoductos de Chihuahua, S. de R.L. de C.V., a joint venture between Pemex-Gas and Basic Petrochemicals and Sempra Gasoductos Holding, S. de R.L. de C.V. The phase one pipeline is expected to begin operating in December 2014 with an initial capacity of 1.0 billion cubic feet per day and will have its capacity increased to 2.1 billion cubic feet per day by late 2015. Phase one will require an estimated U.S. $688 million investment. Phase two of the project consists of a pipeline from Los Ramones, Nuevo León, to Apaseo el Alto, Guanajuato, which is expected to begin operating in December 2015 with a capacity of 1.43 billion cubic feet per day. On October 15, 2013, Pemex-Gas and Basic Petrochemicals voided the tender process for the construction of the second phase of the project, after the bid received from the consortium formed by Enagás and GDF Suez was rejected due to its failure to meet the project’s technical and economic requirements. Phase two of the project has since been subdivided into two stages, Ramones Norte and Ramones Sur, and was directly awarded to the selected contractors based on their experience with projects of this nature. Ramones Norte, which consists of a 447 kilometer portion of the pipeline from Los Ramones to San Luis Potosí, will require an estimated U.S. $1,052 million investment and will be constructed by a joint venture between TAG Pipelines, S. de R.L. de C.V. (an indirect subsidiary of Pemex-Gas and Basic Petrochemicals) and Gasoductos de Chihuahua, S. de R.L. de C.V. (or any of its subsidiaries). Ramones Sur consists of a 291 kilometer portion of the pipeline from San Luis Potosí to Apaseo el Alto, Guanajuato, will require an estimated U.S. $795 million investment and will be constructed by a joint venture between GDF Suez and TAG Pipelines.

Energy Reform. The Energy Reform Decree contemplates the transfer of certain of Pemex-Gas and Basic Petrochemicals’ assets related to the national gas pipeline system to another decentralized public entity of the Mexican Government that will be created in the future. The secondary legislation implementing the Energy Reform Decree is expected to include, among other things, additional details regarding this transfer of assets. See “—Information on the Company—History and Development—Energy Reform” in this Item 4.

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

In January 2010, the Mexican Government issued a decree establishing the maximum weighted average end-user price of LPG before taxes of Ps. 8.08 per kilogram. Subsequently, as of February 2010, the Mexican Government established monthly maximum price increases in cents per kilogram before taxes, as follows:

Period	Mexican Cents per Kilogram
February 2010 to July 2011	5
August to November 2011	7
December 2011	8
January 2012 to October 2013	7
November to December 2013.	9
January to April 30, 2014	9	*

*	On January 1, 2014, pursuant to the IEPS Tax on Fossil Fuels, a one-time price increase of 12 Mexican cents per kilogram went into effect in addition to the monthly price increase of nine Mexican cents per kilogram.

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Relationship with the Mexican Government—The Mexican Government has imposed price controls in the domestic market on our products.”

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

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 5,405 million in 2013, as compared to Ps. 4,468 million in 2012, in projects primarily related to natural gas and condensates processing, as well as for the transportation and storage of other products. For 2014, the Mexican Government has approved Ps. 7,548 million in nominal terms of capital expenditures for Pemex-Gas and Basic Petrochemicals, including Ps. 1,536 million to recondition the infrastructure used to supply ethane to the Etileno XXI project and the remaining Ps. 6,012 million to ensure the safe and reliable operation of its facilities.

Cryogenic Plant at the Poza Rica GPC

During 2013, Pemex-Gas and Basic Petrochemicals completed the construction of a new cryogenic plant at the Poza Rica GPC, which was built to provide the infrastructure necessary to process the wet natural gas produced by the ATG project. The new cryogenic plant has a processing capacity of 200 million cubic feet of sweet wet gas per day. This project also included, among other things, the construction of two storage tanks for liquid gas, each with a capacity of 20 thousand barrels, an ecological burner, an effluent treatment plant and supporting infrastructure. During 2013, operations at the new cryogenic plant were normal.

Electric Energy Cogeneration Program

As part of our Programa de Cogeneración de Energía Eléctrica (Electric Energy Cogeneration Program), we launched an international tender for the construction of our first large-scale cogeneration plant at the Nuevo Pemex GPC in the state of Tabasco on August 28, 2008. This plant began operating on April 1, 2013. Power generated by the plant is supplied to the Nuevo Pemex GPC and other Petróleos Mexicanos facilities.

The Electric Energy Cogeneration Program is a two-stage program. In the short term, the program is intended to permit us to reduce our reliance on energy supplied by the Federal Electricity Commission. Over the medium and long term, we expect that this large-scale cogeneration project will permit us to replace inefficient equipment at the end of its useful life and to sell excess energy production to the Federal Electricity Commission. See “—Information on the Company—History and Development” in this Item 4.

Collaboration Agreements

On March 15, 2012, Pemex-Gas and Basic Petrochemicals and the state of Zacatecas signed a collaboration agreement to develop a pipeline to deliver natural gas to that state. On October 26, 2012, Pemex-Gas and Basic Petrochemicals, Compañía Cervecera de Zacatecas, S.A. de C.V. (part of Grupo Modelo) and Gas Natural Industrial de Colombia S.A. E.S.P., signed an agreement to develop this pipeline, which will be 12 inches in diameter and 172 kilometers long. During the first stage of this project, the pipeline is expected to have a transportation capacity of 20 million cubic feet of natural gas per day. Following the construction of a new compression station during the second stage, the pipeline’s transportation capacity is expected to increase to 40 million cubic feet per day. In December 2013, the Energy Regulatory Commission authorized Transportadora de Gas Natural de Zacatecas, S.A. de C.V., the company created by Gas Natural Industrial de Colombia S.A. E.S.P. to carry out this project, to transport natural gas. As of the date of this report, the pipeline remains under construction and is expected to begin operating in June 2014. Pemex-Gas and Basic Petrochemicals will be capable of supplying natural gas to customers who require it until the pipeline is completed.

On April 19, 2012, Pemex-Gas and Basic Petrochemicals and the state of San Luis Potosi signed a collaboration agreement to define and develop an infrastructure development plan concerning the supply of natural gas. During 2013, this agreement enabled us to obtain rights of way in the state, thereby facilitating the second phase of the Los Ramones pipeline project. See “—Business Overview—Gas and Basic Petrochemicals—Los Ramones Gas Pipeline” in this Item 4.

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

Petrochemicals

Capacity

At the end of 2013, Pemex-Petrochemicals owned eight petrochemical complexes for the production of non-basic petrochemical products. Pemex-Petrochemicals had a total installed capacity of 10,186 thousand tons of petrochemical products per year in 2013.

Pemex-Petrochemicals’ total production capacity for the last five years was distributed among its facilities as set forth below.

Pemex-Petrochemicals’ Total Capacity

	Year ended December 31,
Petrochemical Facility	2009	2010(1)	2011	2012	2013(2)
	(in thousands of tons)
Cosoleacaque	4,975	2,150	2,150	2,150	3,225
Cangrejera	4,137	4,438	4,328	4,328	3,964
Morelos	2,575	2,261	2,286	2,286	2,263
Pajaritos	1,244	1,758	1,180	1,180	547	(3)
Escolín(4)	337	55	55	55	—
Independencia	286	222	222	222	187
Camargo(4)	333	—	—	—	—
Tula	68	55	55	55	—

Total	13,955	10,939	10,276	10,276	10,186

Note: Numbers may not total due to rounding.

(1)	Beginning in 2010, total capacity includes capacity from those plants available for operation, while in previous years it included capacity from plants that were not in operation and had a stand-by status.
(2)	As of 2013, Pemex-Petrochemicals’ capacity does not include subproducts for our own consumption.
(3)	As of September 12, 2013, the vinyl chloride and ethylene plants at the Pajaritos petrochemical complex were divested from Pemex-Petrochemicals to form a joint venture with PMV.
(4)	As of 2013, the Escolín and Camargo petrochemical complexes’ capacities are no longer included because these complexes have been out of operation for more than three years.

Source: Pemex Petrochemicals.

Production

Pemex-Petrochemicals manufactures various non-basic petrochemical products, including:

•	methane derivatives, such as ammonia and methanol;

•	ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer, ethylene oxide and glycols;

•	aromatics and their derivatives, such as high octane hydrocarbon, paraxylene, styrene, benzene, toluene and xylenes;

•	propylene chain and its derivatives, such as acrylonitrile and propylene;

•	other products, such as oxygen, nitrogen, hexane, heptane, pyrolysis liquids, specialty petrochemical products, hydrochloric acid and muriatic acid; and

•	petroleum derivatives chain, such as octane base gasoline, amorphous gasoline, naphtha gas and heavy naphtha.

The total annual production of Pemex-Petrochemicals in 2013 was 7,339 thousand tons. Our combined total annual petrochemical production (including all subsidiaries) increased by 7.3% in 2013, from 10,693 thousand tons in 2012 to 11,470 thousand tons in 2013. Of this amount, Pemex-Petrochemicals produced 7,339 thousand tons, representing a 15.3% increase from Pemex-Petrochemicals’ production of 6,367 thousand tons of petrochemical products in 2012. The remainder of these petrochemical products was produced by Pemex-Refining and Pemex-Gas and Basic Petrochemicals. The increase in petrochemical production was mainly due to the incorporation of the new continuous catalytic regeneration reactor in the plant at the Cangrejera petrochemical complex, which increased output and restored the production of petroleum aromatics as compared to 2012, when the aromatics train was out of operations for eight months to allow for the installation of the new reactor.

For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2013.

Pemex-Petrochemicals Production

	Year ended December 31,					2013 vs. 2012
	2009	2010	2011	2012	2013
	(in thousands of tons per year)					(%)
Liquids
Hexanes	46	51	45	5	22	340.0
Heptanes	20	20	19	3	8	166.7

Total	65	71	64	8	30	275.0
Other inputs
Oxygen	445	460	447	418	434	3.8
Nitrogen	149	167	165	164	172	4.9
Hydrogen	110	159	128	20	61	205.0

Total	703	786	740	602	667	10.8
Petrochemicals
Methane derivatives	1,962	2,282	2,306	2,473	2,460	(0.5)
Ethane derivatives	2,695	2,831	2,750	2,775	2,473	(10.9)
Aromatics and derivatives(1)	1,233	1,042	923	166	799	381.3
Propylene and derivatives	31	84	62	49	52	6.1
Petroleum derivatives(1)	—	610	451	26	321	1,134.6
Others(1)	768	1,093	744	115	443	285.2

Total	6,689	7,943	7,237	5,604	6,549	16.9
Other products
Hydrochloric acid	92	109	98	108	63	(41.7)
Muriatic acid	37	34	16	45	30	(33.3)

Total	129	144	114	153	93	(39.2)

Subtotal	7,587	8,943	8,155	6,367	7,339	15.3

Refined products(2)	3,899	—	—	—	—	—

Total(3)	11,486	8,943	8,155	6,367	7,339	15.3

Note: Numbers may not total due to rounding.

(1)

In 2010, petrochemical products were reorganized between the aromatics and derivatives chain and the “others” chain. In addition, a new chain, named petroleum derivatives, was created. In 2009, the aromatics and derivatives chain included the following products: heavy aromatics, aromina 100, benzene, styrene, ethyl benzene, fluxoil, amorphous gasoline, octane base gasoline, high octane hydrocarbon, orthoxylene, paraxylene, solcan, toluene and xylenes. However, in 2010, amorphous gasoline and octane base gasoline were moved from the aromatics and derivatives chain to the petroleum derivatives chain, which also consisted of naphtha gas and heavy naphtha. The latter two products had previously belonged to the “others” chain.
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

Source: Pemex BDI.

Investments

Pemex-Petrochemicals invested Ps. 4,003 million on capital expenditures in 2013, which was allocated among the following ongoing projects as follows: Ps. 495 million for the modernization and expansion of the production capacity of the aromatics train (first phase) at the Cangrejera petrochemical complex, which involves the use of new technology in the conversion of naphthas to aromatics, such as the use of a continuous catalytic regeneration reactor; Ps. 375 million for maintaining the production capacity of the ethylene plant at the Cangrejera petrochemical complex; Ps. 288 million for maintaining the production capacity of the ethane derivatives chain IV at the Morelos petrochemical complex; Ps. 208 million for the expansion and modernization of the ethane derivatives chain I at the Morelos petrochemical complex in order to increase production of ethylene oxide from 225 thousand tons per year to 360 thousand tons per year; Ps. 163 million for maintaining the production capacity of the ethane derivatives chain II at the Morelos petrochemical complex; Ps. 98 million for maintaining the production capacity of the ethane derivatives train II at the Cangrejera petrochemical complex; Ps. 85 million for the modernization and optimization of auxiliary services infrastructure I at the Morelos petrochemical complex; Ps. 65 million for maintaining the production capacity, storage and distribution of ammonia and the refurbishing of auxiliary services equipment at the ammonia plant V at the Cosoleacaque petrochemical complex; Ps. 64 million for maintaining the production capacity of auxiliary services infrastructure I at the Pajaritos petrochemical complex; Ps. 51 million for refurbishing facilities to improve security at the Morelos petrochemical complex; Ps. 16 million for maintaining the production capacity of the aromatics train II at the Cangrejera petrochemical complex; and Ps. 2,095 million for other sustainability, safety, modernization, optimization and infrastructure projects.

Pemex-Petrochemicals’ 2014 budget includes Ps. 5,396 million in capital expenditures, of which Ps. 318 million has been allocated for the expansion and modernization of the production capacity of the ethane derivatives chain I at the Morelos petrochemical complex in order to increase production of ethylene oxide from 280 thousand tons per year to 360 thousand tons per year; Ps. 131 million for maintaining the production capacity of the ethane derivatives chain II at the Morelos petrochemical complex; Ps. 125 million for maintaining the production capacity of the ethylene plant at the Cangrejera petrochemical complex; Ps. 34 million for maintaining the production capacity of the ethane derivatives chain IV at the Morelos petrochemical complex; Ps. 18 million for maintaining the production capacity, storage and distribution of ammonia at the Cosoleacaque petrochemical complex; Ps. 10 million for maintaining the production capacity of the aromatics train I at the Cangrejera petrochemical complex; Ps. 10 million for maintaining the production capacity of the aromatics train II at the Cangrejera petrochemical complex; Ps. 1 million for refurbishing facilities to improve security at the Morelos petrochemical complex; and Ps. 4,749 million for other sustainability, safety, modernization, optimization and infrastructure projects.

Domestic Sales

In 2013, the value of the domestic sales of Pemex-Petrochemicals decreased by 4.5%, from Ps. 27,761.0 million in 2012 to Ps. 26,525.3 million in 2013. This decrease was primarily due to the low supply of products, which resulted from: the low availability of raw materials such as natural gas and ethane; the unscheduled shutdown of the styrene plant and the linear polyethylene and high density polyethylene plant; operational problems at the vinyl chloride plant; and the divestment of the vinyl chloride and ethylene plants at the Pajaritos petrochemical complex from Pemex-Petrochemicals to form a joint venture with Mexichem in September 2013, thereby leading to lower revenues from vinyl sales. In addition, the decrease in toluene and methanol sales that resulted from, among other factors, competition with imported products, contributed to the decrease in the value of domestic sales. While Pemex-Petrochemical’s overall production levels increased in 2013, this increase was primarily due to the increased production of aromatics, petroleum derivatives and other products, which did not generate a sufficient amount of sales to offset the overall decrease in the value of Pemex-Petrochemicals’ domestic sales in 2013.

During 2013, the impact of the low supply of products was partially offset by the fact that sales prices generally remained stable as compared to the sales prices of 2012, with the exception of the sales price of ammonia.

Over the five years ended December 31, 2013, the value of Pemex-Petrochemicals’ domestic sales was distributed as set forth in the table below.

Value of Domestic Sales of Pemex-Petrochemicals(1)

	Year ended December 31,										2013 vs. 2012
	2009		2010		2011		2012		2013
	(in millions of pesos)(2)										(%)
Petrochemical Product
Ethane and derivatives	Ps.	11,983.9	Ps.	15,814.8	Ps.	16,539.6	Ps.	16,945.1	Ps.	15,566.0	(8.1)
Aromatics and derivatives		2,704.0		2,718.8		4,387.0		2,979.4		3,641.4	22.2
Methane and derivatives		3,895.0		4,454.9		5,956.0		6,562.6		6,059.9	(7.7)
Propylene and derivatives		400.5		1,384.4		1,467.1		1,134.8		1,212.1	6.8
Others(3)		345.9		365.6		503.9		139.1		45.9	(67.0)

Total	Ps.	19,329.3	Ps.	24,738.4	Ps.	28,853.7	Ps.	27,761.0	Ps.	26,525.3	(4.5)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.
(3)	Includes naphtha gas.

Source: Pemex BDI.

Joint Venture with Mexichem

In September 2013, Pemex-Petrochemicals entered into a joint venture with Mexichem through an investment in Petroquímica Mexicana de Vinilo, S.A. de C.V., (which we refer to as PMV), a Mexican entity incorporated by Mexichem in 2011. In connection with this joint venture, we increased our investment in PPQ Cadena Productiva, S.L. by Ps. 2,993.5 million, which allowed this subsidiary company to acquire a 44.09% interest in PMV, and the ethylene and vinyl chloride monomer plants and related infrastructure at the Pajaritos petrochemical complex were divested from Pemex-Petrochemicals and contributed to PMV. This contribution, together with Mexichem’s contribution of its chlorine-caustic soda plant, allowed for the integration of the caustic soda-salt-chlorine-ethylene-vinyl chloride monomer production chain, which has streamlined operations and is expected to reduce manufacturing costs. Plants associated with this project began operating on September 12, 2013. In October 2013, Pemex-Gas and Basic Petrochemicals began supplying ethane to PMV pursuant to a long-term supply contract approved by the Energy Regulatory Commission.

Acquisition of Fertilizer Production Facility

On January 16, 2014, our subsidiary company P.M.I. Norteamérica, S.A. de C.V. signed an agreement through one of its subsidiaries to purchase the existing assets of Agro Nitrogenados, S.A. de C.V., a subsidiary of Minera del Norte, S.A. de C.V., including a closed fertilizer production facility located in Pajaritos, Veracruz, Mexico, for the purchase price of U.S. $275 million. P.M.I. Norteamérica, S.A. de C.V. expects to renovate and, through a subsidiary, subsequently operate the production facility, which is expected to begin production in 2015 and to have an annual production capacity of up to 990,000 tons of urea.

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

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,188.8 thousand barrels per day of crude oil in 2013, which represented 47.1% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2009		2010		2011		2012		2013
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	143	12	212	16	203	15	194	15	99	8
Isthmus (API gravity of 32°-33°)	14	1	75	6	99	7	99	8	103	9
Maya (API gravity of 21°-22°)	1,052	86	1,065	78	1,022	76	944	75	968	81
Altamira (API gravity of 15.0°-16.5°)	13	1	9	1	14	1	19	2	20	2

Total	1,222	100	1,361	100	1,338	100	1,256	100	1,189	100

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

Source: PMI operating statistics as of January 10, 2014.

	Year ended December 31,
	2009		2010		2011		2012		2013
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S. $	65.79	U.S. $	79.58	U.S. $	109.83	U.S. $	109.38	U.S. $	107.92
Isthmus		63.38		78.63		106.22		107.25		104.76
Maya		56.22		70.65		98.97		99.98		96.91
Altamira		53.50		68.80		96.60		96.29		94.35
Weighted average realized price	U.S. $	57.42	U.S. $	72.46	U.S. $	101.13	U.S. $	101.82	U.S. $	98.46

Source: PMI operating statistics as of January 10, 2014.

Geographic Distribution of Export Sales

In 2013, 72.1% of PMI’s sales of our crude oil exports were to customers located in the United States, which represents a 4.1% decrease as compared to 2012. The decrease in our crude oil exports to the United States can be attributed mainly to a decrease in the availability of crude oil for export due to increased crude oil processing in our own refineries. During 2013, domestic production of light crude oil in the United States steadily rose, primarily as a result of shale discoveries and advances in technology that have made extraction of oil from shale rock commercially viable. However, this increase did not materially affect our exports because the majority of our exports are classified as heavy crude oil.

As of December 31, 2013, PMI had 26 customers in nine countries. Among these countries, the largest proportion of our exports has consistently been to customers in the United States, Spain, India, Canada and China. During 2014, in response to the developing trends in international demand for imported crude oil, we expanded the scope of our geographic distribution. In January 2014, PMI began exporting Olmeca crude oil to European countries, other than Spain, as part of a renewed strategy to diversify and strengthen the presence of Mexican crude oil in the international market.

The following table sets forth our crude oil export sales by country for the five years ended December 31, 2013.

Crude Oil Exports by Country

	Percentage of Exports
	2009	2010	2011	2012	2013
United States	86.8%	83.8%	81.8%	76.2%	72.1%
Spain	6.6	8.9	8.3	13.2	14.4
India	2.5	1.7	2.8	6.0	8.2
Canada	1.7	1.8	1.5	1.8	1.9
China	—	1.9	2.7	0.8	1.6
Others	2.4	2.0	2.8	1.9	1.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

Source: PMI operating statistics as of January 10, 2014.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2013. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2009		2010		2011		2012		2013
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,071	88	1,163	86	1,116	83	980	78	879	74
Europe	104	9	132	10	131	10	176	14	184	15
Far East	35	3	49	4	74	6	85	7	111	9
Central and South America	12	1	15	1	18	1	14	1	15	1

Total	1,222	100	1,361	100	1,338	100	1,256	100	1,189	100

Olmeca (API gravity of 38°-39°)
United States and Canada	136	11	200	15	192	14	184	15	90	8
Others	7	1	12	1	11	1	9	1	8	1

Total	143	12	212	16	203	15	194	15	99	8

Isthmus (API gravity of 32°-33°)
United States and Canada	8	1	53	4	80	6	58	5	62	5
Others	7	—	22	2	20	1	41	3	41	3

Total	14	1	75	6	100	7	99	8	103	9

Maya (API gravity of 21°-22°)
United States and Canada	917	75	903	66	830	62	719	57	707	60
Others	135	11	162	12	192	14	224	18	260	22

Total	1,052	86	1,065	78	1,022	76	944	75	968	81

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	11	1	9	1	14	1	18	1	20	2
Others	2	—	—	—	—	—	1	1	—	—

Total	13	1	9	1	14	1	19	2	20	2

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

Source: PMI operating statistics as of January 10, 2014.

PMI sells a significant percentage of its crude oil under evergreen contracts, which can be terminated by either party pursuant to a three month phase-out clause. In addition, PMI enters into agreements with various international customers, including those located in the United States, Europe, India, China and Japan. PMI’s crude oil exports are sold on a Free On Board (FOB) basis.

Beginning in 1998, PMI entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers agreed to undertake projects to expand the capacity of their respective refineries in order to upgrade residue from Maya crude oil. Under these agreements, PMI provided purchasers with certain support mechanisms that would protect, in certain adverse market conditions, the purchasers’ investments. In addition, these long-term Maya crude oil supply agreements promoted our strategy of increasing the export value of

Mexican heavy crude oil in relation to the value of other grades of oil by creating incentives for refiners to invest in new high-conversion refineries, which are capable of upgrading a significant proportion of the residue produced from processing Maya and Altamira crude oils.

These support mechanisms ceased upon the expiration of these long-term Maya crude oil supply agreements, which occurred between July 2005 and March 2009. In order to continue taking advantage of the created high-conversion capacity, the commercial relationships have continued under evergreen contracts that do not contain support mechanisms.

As of the date of this report, there are only two long-term heavy crude oil supply agreements that are still in force (none of which currently has an effective support mechanism):

•	An agreement executed on May 1, 1999, among PMI, Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, and P.M.I. Norteamérica, S.A. de C.V., to supply the Deer Park refinery joint venture with a total of approximately 200 thousand barrels per day of Maya crude oil, 50 thousand barrels of which were under the support mechanism for such agreement for a period of seven years following project completion, which occurred in April 2001. Effective May 2008, this agreement was amended to reduce the supply to approximately 170 thousand barrels per day of Maya crude oil from May 2008 (when the support mechanism ended) to March 2023 (when the agreement expires). In addition, PMI has agreed to supply additional volume depending on the availability of Maya crude oil. The additional volume is revised every two years. Accordingly, PMI provided an additional 30 thousand barrels per day of Maya crude oil from January 1, 2012 through December 31, 2013, increasing the total volume supplied during this period to 200 thousand barrels per day. Effective January 2014, the total volume to be supplied has been reduced to 170 thousand barrels per day.

•	An agreement executed on May 1, 2012, with Chevron Products Company, a division of Chevron U.S.A. Inc., to supply its refinery in Pascagoula, Mississippi with approximately 95 thousand barrels per day of Maya crude oil for a period of three years, with an option to extend this agreement for an additional year subject to the express agreement of both parties.

We expect to fulfill the majority of these supply commitments with both proved developed and proved undeveloped reserves.

In total, we exported 1.189 million barrels of crude oil per day in 2013. In 2014, we expect to export approximately 1.2 million barrels of crude oil per day.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2013.

Volume of Exports and Imports

	Year ended December 31,					2013 vs. 2012
	2009	2010	2011	2012	2013
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	143.5	211.7	202.9	193.7	98.6	(49.1)
Isthmus	14.2	74.9	99.3	99.4	102.7	3.3
Altamira	12.5	8.6	14.0	18.8	19.9	5.9
Maya	1,052.0	1,065.3	1,021.6	943.7	967.6	2.5

Total crude oil	1,222.1	1,360.5	1,337.8	1,255.5	1,188.8	(5.3)

Natural gas(1)	66.5	19.3	1.3	0.9	3.1	244.4
Petroleum products	244.8	194.5	175.9	152.6	164.5	7.8
Petrochemical products(2)(3)	779.4	697.6	442.9	1,344.7	1,336.9	(0.6)
Imports
Natural gas:
Natural gas(1)	422.0	535.8	790.8	1,089.3	1,175.4	7.9
Liquefied natural gas(1)(4)	—	—	—	—	114.3	—

Total natural gas	422.0	535.8	790.8	1,089.3	1,289.7	18.4

Petroleum products	506.4	627.9	631.9	570.9	516.2	(9.6)
Petrochemical products(2)(5)	568.3	394.9	224.9	445.1	287.8	(35.3)

Note:	Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.
(1)	Numbers expressed in millions of cubic feet per day.
(2)	Thousands of metric tons.
(3)	Includes propylene.
(4)	In 2013, we began importing liquefied natural gas through Manzanillo.
(5)	Includes isobutane, butane and N-butane.
Source:	PMI operating statistics as of January 10, 2014, and Pemex-Gas and Basic Petrochemicals.

Crude oil exports decreased by 5.3% in 2013, from 1,255.5 thousand barrels per day in 2012 to 1,188.8 thousand barrels per day in 2013, mainly due to a 1.0% decrease in crude oil production and a decrease in the availability of crude oil for export due to increased crude oil processing in our own refineries.

Natural gas imports increased by 18.4% in 2013, from 1,089.3 million cubic feet per day in 2012 to 1,289.7 million cubic feet per day in 2013, which includes imports of liquefied natural gas through Manzanillo. The lower availability of wet gas and natural gas from Pemex-Exploration and Production’s fields made it necessary to increase natural gas imports. We exported 3.1 million cubic feet per day of natural gas in 2013, an increase of 244.4% as compared to natural gas exports in 2012 of 0.9 million cubic feet per day, mainly due to higher compression of the natural gas pipeline.

In 2013, exports of petroleum products increased by 7.8%, from 152.6 thousand barrels per day in 2012 to 164.5 thousand barrels per day in 2013, due to increased sales of fuel oil and cutter stock. Imports of petroleum products decreased by 9.6% in 2013, from 570.9 thousand barrels per day in 2012 to 516.2 thousand barrels per day in 2013, due to decreased domestic demand for regular gasoline, diesel, fuel oil and liquid petroleum products. As of January 2007, clean fuels specifications for gasoline and diesel for transportation were established in Mexico. Since that time, imports of ultra-low sulfur diesel and ultra-low sulfur premium gasoline have been required to meet domestic demand.

During 2014, imports of petroleum products, specifically gasoline, aviation gasoline, low and ultra-low sulfur diesel and low-sulfur fuel oil, are expected to continue to decrease because the Minatitlán refinery began operating a coker unit in 2012, which transforms residual heavy oil by-products into high-quality gasolines and diesel. As a result, we also expect exports of most petroleum products to decrease during 2014, since the coker unit reduces the amount of residual products such as fuel oil available for export.

P.M.I. Trading, Ltd. sells refined and petrochemical products on an FOB, Delivered Ex-ship and Cost and Freight basis and buys refined and petrochemical products on an FOB, Cost and Freight and Delivered Ex-ship or Delivery at Frontier basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2013.

Value of Exports and Imports(1)

	Year ended December 31,										2013 vs. 2012
	2009		2010		2011		2012		2013
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S. $	3,444.8	U.S. $	6,149.2	U.S. $	8,133.0	U.S. $	7,753.7	U.S. $	3,883.9	(49.9)
Isthmus		327.4		2,148.9		3,849.1		3,904.4		3,928.1	0.6
Altamira		244.3		216.3		492.7		661.6		683.7	3.3
Maya		21,588.9		27,471.1		36,904.9		34,466.5		34,227.4	(0.7)

Total crude oil(2)	U.S. $	25,605.4	U.S. $	35,985.4	U.S. $	49,379.6	U.S. $	46,786.2	U.S. $	42,723.2	(8.7)
Natural gas		103.5		31.9		1.6		0.6		2.8	366.7
Petroleum products		4,891.8		5,133.3		6,277.5		5,538.0		5,817.2	5.0
Petrochemical products		175.7		272.1		298.6		362.9		234.0	(35.5)

Total natural gas and products	U.S. $	5,171.0	U.S. $	5,437.3	U.S. $	6, 577.7	U.S. $	5,901.5	U.S. $	6,054.0	2.6

Total exports	U.S. $	30,776.4	U.S. $	41,422.7	U.S. $	55,957.3	U.S. $	52,687.7	U.S. $	48,777.2	(7.4)

Imports
Natural gas	U.S. $	632.8	U.S. $	939.2	U.S. $	1,272.2	U.S. $	1,216.2	U.S. $	1,728.7	42.1
Liquefied natural gas(3)		—		—		—		—		766.6	—

Total natural gas	U.S. $	632.8	U.S. $	939.2	U.S. $	1,272.2	U.S. $	1,216.2	U.S. $	2,495.3	105.2

Petroleum products		12,884.9		20,317.3		28,019.1		27,272.4		23,916.8	(12.3)
Petrochemical products		301.4		302.5		277.5		526.9		322.3	(38.8)

Total imports	U.S. $	13,819.0	U.S. $	21,559.0	U.S. $	29,568.9	U.S. $	29,015.4	U.S. $	26,734.4	(7.9)

Net exports	U.S. $	16,957.4	U.S. $	19,863.7	U.S. $	26,388.5	U.S. $	23,672.3	U.S. $	22,042.8	(6.9)

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained under the line item “Net Sales” in our financial statements because of differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
(3)	In 2013, we began importing liquefied natural gas through Manzanillo.

Source: PMI operating statistics as of January 10, 2014, which are based on information in bills of lading, and Pemex-Gas and Basic Petrochemicals.

Imports of natural gas increased in value by 105.2% during 2013, mainly as a result of increased domestic demand for natural gas and higher natural gas prices.

The following table describes the composition of our exports and imports of selected refined products in 2011, 2012 and 2013.

Exports and Imports of Selected Petroleum Products

	Year ended December 31,
	2011		2012		2013
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Exports
Gasoline(1)	74.1	42.0	76.8	50.3	71.8	43.6
Liquefied petroleum gas(2)	1.5	0.9	0.1	0.1	0.2	0.1
Jet fuel	1.8	1.0	0.0	0.0	1.2	0.7
Fuel oil	95.6	54.2	73.2	48.0	82.9	50.3
Others	3.4	1.9	2.5	1.6	8.6	5.2

Total	176.4	100.0%	152.6	100.0%	164.7	100.0%

Imports
Gasoline(3)	430.0	63.7	390.7	59.7	370.4	62.2
Fuel oil	25.0	3.7	41.4	6.3	34.1	5.7
Liquefied petroleum gas(2)	82.4	12.2	85.6	13.1	79.5	13.3
Diesel	135.6	20.1	133.4	20.4	108.0	18.1
Others	1.6	0.2	3.7	0.6	3.7	0.6

Total	674.6	100.0%	654.8	100.0%	595.7	100.0%

Notes:	Numbers may not total due to rounding. tbpd = thousand barrels per day.
(1)	Includes gasoline and blendstock.
(2)	Includes butanes.
(3)	Includes methyl tert-butyl ether (MTBE), naphtha and pentanes.

Source: PMI operating statistics as of January 10, 2014, based on INCOTERMS (International Commercial Terms).

Exports of petroleum products increased in value by 5.0% in 2013, due to increased sales of fuel oil. In 2013, imports of petroleum products decreased both in value, by 12.3%, and in volume, by 9.6%. These decreases were due to decreased domestic demand for regular gasoline, which resulted from the national refining system’s increased production of this type of gasoline as compared to previous years. Our net imports of petroleum products for 2013 totaled U.S. $18,099.6 million, which represents a decrease from our net imports of petroleum products of U.S. $21,734.4 million in 2012.

For the three years ended December 31, 2013, our exports and imports of selected petrochemicals were as follows:

Exports and Imports of Selected Petrochemicals

	Year ended December 31,
	2011		2012		2013
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Exports
Sulfur	268.5	60.6	401.0	29.8	473.7	35.4
Ammonia	31.0	7.0	105.8	7.9	39.0	2.9
Ethylene	8.9	2.0	50.9	3.8	6.1	0.5
Polyethylenes	71.9	16.2	42.7	3.2	29.8	2.2
Others	62.6	14.1	744.3	55.4	788.4	59.0

Total	442.9	100.0%	1,344.7	100.0%	1,336.9	100.0%

Imports
Isobutane-butane-hexane-1	106.3	47.2	228.2	51.3	199.7	69.4
Methanol	54.1	24.0	45.6	10.2	35.1	12.2
Xylenes	6.3	2.8	66.0	14.8	18.0	6.3
Toluene	0.0	0.0	61.5	13.8	8.4	2.9
Propylene	31.3	13.9	6.9	1.6	0.0	0.0
Others	27.0	12.0	36.8	8.3	26.6	9.3

Total	225.0	100.0%	445.1	100.0%	287.8	100.0%

Notes:	Numbers may not total due to rounding.

tmt = thousand metric tons.

Exports include propylene. Imports include isobutane, butane and N-butane.

Source: PMI operating statistics as of January 10, 2014, based on INCOTERMS.

In 2013, our exports of petrochemical products remained relatively constant, decreasing by 0.6%, from 1,344.7 thousand metric tons in 2012 to 1,336.9 thousand metric tons in 2013. Our imports of petrochemical products decreased by 35.3%, from 445.1 thousand metric tons in 2012 to 287.8 thousand metric tons in 2013. Petrochemical exports decreased in 2013 due to lower sales of ethylene, ammonia and polyethylenes. Imports of petrochemical products also decreased in 2013, due to lower demand for toluene and xylenes.

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

Transportation and Distribution

During 2013, we transported approximately 4,831 million cubic feet of natural gas per day, 287 thousand barrels of LPG per day and 3,500 thousand barrels of crude oil per day to be processed in our refining system and to satisfy domestic demand for petroleum products, as compared to 4,859 million cubic feet of natural gas per day, 180 thousand barrels of LPG per day and 3,025 thousand barrels of crude oil per day transported in 2012. Of the total amount we transported in 2013, we carried 82% through pipelines, 9% by vessels and the remaining 9% by train tank cars as well as tank trucks.

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and our refineries and petrochemical plants with Mexico’s major cities. At the end of 2013, our pipeline network measured approximately 63,636 kilometers in length. Of these pipelines, 50,542 kilometers are currently operational and 13,094 kilometers are out of operation. Pipelines out of operation are classified as being in “stand-by” status, which occurs when there is a decline in production in a field where the pipeline is located or when transportation service is irregular, making operation of the pipeline unprofitable. Once production is restored in such field, we change the status of the pipelines back to “operational.” Approximately 7,181 kilometers of the pipelines currently in operation transport crude oil, 8,496 kilometers transport petroleum products and petrochemicals, 11,152 kilometers transport natural gas, 1,538 kilometers transport LPG, 1,253 kilometers transport basic and secondary petrochemicals, 19,327 kilometers are production lines (discharge lines) and 1,595 kilometers correspond to other services, including oil and gas pipelines. Ownership of the pipelines is distributed among the subsidiary entities according to the products they transport.

Petróleos Mexicanos has been working to implement a pipeline integrity management plan, which is based on the guidelines of API Standard 1160, “Managing System Integrity for Hazardous Liquid Pipelines,” the American Society of Mechanical Engineers B31.8S, “Managing System Integrity of Gas Pipelines” and the Norma Oficial de México (Official Mexican Standard) NOM-027-SESH-2010, “Integrity Management of Hydrocarbons Collection and Transportation Pipelines” (which we refer to as NOM-027).

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

We have made considerable progress in satisfying the requirements of NOM-027, which became effective in June 2010, concerning risk assessment and the evaluation of pipeline integrity. Specifically, as of December 31, 2013, we have analyzed 100% of our overall pipeline network and 60% of our gathering pipelines, in length terms. In addition, we have implemented several of the measures relating to the other stages of the pipeline integrity management plan, including the data collection requirements of this standard.

As a result of the implementation of strategies focused on improving the integrity and operation of our transportation pipeline network, there was a 6% decrease in the number of leaks and spills in our pipelines arising from our day-to-day operations from 2012 to 2013. Of the 58 oil spills we experienced in transportation pipelines in 2013, 39 were due to a failure in the mechanical integrity of the pipelines, four due to third-party incidents and 15 due to other factors. During 2013, we experienced 95 oil spills in production pipelines, of which 46 were due to a failure in the mechanical integrity of the pipelines, five due to third-party incidents and 44 due to other factors. The number of spills in these pipelines decreased by 49.7% from 2012 to 2013. Petróleos Mexicanos did not experience any major oil spills that had significant environmental consequences during 2013.

The transportation of crude oil, natural gas and other products through a pipeline network is subject to various risks, including the risks of leaks and spills, explosions and theft. In 2013, we incurred a total of Ps. 11,223 million in expenditures for the remediation and maintenance of our pipeline network and we have budgeted an additional

Ps. 9,502 million for these expenditures in 2014. For more information on recent problems with our pipeline network, see “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror” and “—Environmental Regulation—Environmental Liabilities” below.

At the end of 2013, we owned 14 refined product tankers and leased another five. We also owned 77 major wholesale storage and distribution centers, 12 liquefied gas terminals, six maritime terminals and nine dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute our hydrocarbon transportation and distribution infrastructure. We are in the process of implementing a plan for the renewal and modernization of our fleet. This plan is part of a strategy to improve the efficiency of our fleet and comply with safety and environmental standards. In 2011, we spent approximately U.S. $184 million to acquire five refined product tankers. We acquired an additional refined product tanker in 2012 for approximately U.S. $38.3 million. These tankers were acquired under leases with options to purchase, and are currently in operation. During 2013, we acquired four additional refined product tankers for approximately U.S. 34.5 million each. We plan to continue to renew our fleet in accordance with the future demand for petroleum products.

Fleet Developments

On July 25, 2013, Petróleos Mexicanos signed an agreement with the Secretaría de Marina - Armada de México (Mexican Navy) for the construction of 25 marine vessels for Pemex-Refining, which includes tugs, barges and shallow-draft product tankers, as part of a plan to modernize the fleet. This transaction is valued at U.S. $250 million. Pemex-Refining will provide the Mexican Navy with the technical specifications for the vessels and will supervise their construction.

On October 4, 2013, Petróleos Mexicanos signed a memorandum of understanding with Keppel Offshore & Marine in order to build a shipyard in Altamira, Tamaulipas, specializing in the construction, maintenance and repair of platforms and major marine vessels. This project is expected to involve an initial investment of U.S. $150 million.

On November 26, 2013, our subsidiary company, P.M.I. Holdings B.V., signed an agreement to purchase a 51% stake in Hijos de J. Barreras, S.A., a Spanish shipyard. This transaction closed on December 16, 2013. The purpose of this acquisition is to transfer specialized shipbuilding technology to Mexico in order to continue to modernize our fleet.

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

Insurance

We maintain a comprehensive property and civil liability insurance program for onshore and offshore properties and liabilities. All onshore properties, such as refineries, processing plants, pipelines and storage facilities are covered, as are all of our offshore assets, such as drilling platforms, rigs, gas gathering systems, maritime terminals and production facilities. Our insurance covers risks of sudden and accidental physical damage to or destruction of our properties, as well as against all risk of physical loss, including as a consequence of purposeful terrorist acts. This insurance also provides coverage for the contents of pipelines, storage facilities and wells, and any of our liabilities arising from such acts. Our offshore general and civil liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnity insurance for our full marine fleet, as well as life insurance, automobile and heavy equipment insurance, cargo and marine hull insurance, risk insurance for deep water drilling activities and construction risk insurance.

In accordance with Mexican law, we have entered into all of our insurance contracts with Mexican insurance carriers. These policies have limits of U.S. $2.0 billion for onshore property, U.S. $1.3 billion for offshore property, U.S. $0.3 billion for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for protection and indemnity for marine-related liabilities, U.S. $0.5 billion for civil liabilities, U.S. $0.5 billion for offshore terrorist acts and U.S. $0.3 billion for onshore terrorist acts. Limits of insurance policies purchased for each category of risk are determined using professional risk management assessment surveys conducted by international companies on an annual basis and the market capacity available per risk.

Since June 2003, we have not maintained business interruption insurance, which in the past compensated us for loss of revenues resulting from damages to our facilities. We have discontinued such insurance based on the following factors: (1) the existence of mitigating factors across all of our facilities, (2) the nature and operation of our facilities, such as the ability of any of our six refineries to compensate for the loss of one refinery and the physical separation of plants within the refineries, and (3) the excess processing capacity available across our different lines of business, vis-a-vis the restricted coverage available in the international reinsurance markets. These factors led us to conclude that the benefits of this type of coverage were outweighed by the costs. Instead, we purchase ad-hoc business interruption mitigation insurance coverage, which compensates us for the additional expenses necessary to recover our production capabilities in the shortest time possible.

During 2013, we continued to engage in deep water exploratory and drilling activities that were covered by our existing insurance program. In August 2012, we purchased a new policy to increase the coverage available for potential property damage, third-party liability and control of well risks related to these activities. Under this new policy, we maintain coverage for each deep water well drilled, and the limits are determined based on the risk profile of the corresponding well. This policy has an aggregate limit of U.S. $3.2 billion, including U.S. $1.1 billion for casualty, U.S. $0.8 billion for property damage and U.S. $1.3 billion for control of well risks, which represents the maximum amount of coverage we have been able to secure in the international reinsurance markets. The new policy also contemplates additional coverage for environmental liabilities and remediation activities relating to deep water exploration and drilling.

All of our insurance policies are in turn reinsured through Kot Insurance Company, AG, which we refer to as Kot AG. Kot AG is a wholly owned subsidiary company organized under the laws of Switzerland (previously organized under the laws of Bermuda as Kot Insurance Company, Ltd.), which is used as a risk management tool to structure and distribute risks across the international reinsurance markets. The purpose of Kot AG is to reinsure policies of the local insurance carriers of Petróleos Mexicanos and maintain control over the cost and quality of the insurance covering our risks. Kot AG reinsures over 98% of its reinsurance policies with unaffiliated third-party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and maintain its creditworthiness. Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. As of December 31, 2013, Kot AG’s net risk retention is capped at U.S. $140 million, of which U.S. $100 million is for property, and is diversified across different reinsurance coverages to mitigate potential aggregation factors.

Investment in Repsol

We hold a synthetic long position on 67,969,767 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A. and which we refer to as Repsol). See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Risks Relating to the Portfolio of Third-Party Shares” for a description of this position.

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

On May 7, 2012, the Government of the Republic of Argentina enacted a law that provided for the expropriation of 51% of the Class D shares of Yacimientos Petrolíferos Fiscales S.A., all of which are owned, directly or indirectly, by Repsol. On February 25, 2014, Repsol’s board of directors approved an agreement with the Government of the Republic of Argentina whereby the Republic of Argentina would pay U.S. $5 billion in the form of dollar-denominated government bonds of the Republic of Argentina as compensation for the expropriation of Repsol’s stake in Yacimientos Petrolíferos Fiscales S.A. In order to become effective, the agreement must also be approved by Repsol’s shareholders and both chambers of the Congress of the Republic of Argentina. On March 27, 2014, the Senate of the Republic of Argentina voted in favor of the settlement agreement. On March 28, 2014, Repsol’s shareholders ratified the agreement. On April 24, 2014, the Chamber of Deputies of the Republic of Argentina approved the agreement, which took effect on the same date.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On June 29, 2012, Petróleos Mexicanos opted to receive its dividend in cash, which it received on July 13, 2012, while on July 9, 2012, P.M.I. Holdings, B.V. received its dividend in the form of 2,600,191 new Repsol shares. As part of the same program, on January 21 and July 16, 2013, PMI Holdings, B.V. opted to receive dividends in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

On August 9, 2013, we divested our direct interest in 9,289,968 shares of Repsol, which resulted in a net profit of Ps. 278.8 million. On the same date, we entered into an equity swap for the same number of shares with a notional amount of Ps. 2,869.9 million through which we retain economic and voting rights in such shares. See Note 13(a)(iv) to our consolidated financial statements included herein.

As of December 31, 2013 we owned a total of 53,703,915 shares of Repsol. As described in Note 8 to our consolidated financial statements, we recorded the 53,703,915 Repsol shares that we hold as investments in equity instruments and valued them, as of December 31, 2013, at Ps. 17,728.5 million. As of December 31, 2012, our investment in 59,804,431 shares of Repsol was valued at Ps. 15,771.2 million. As described in Note 8 to our consolidated financial statements, we recorded the effect of the valuation of the investment at fair value as a gain of Ps. 3,098.4 million at December 31, 2013 and a loss of Ps. 10,125.9 million at December 31, 2012 in comprehensive income (loss) for the year in the consolidated statements of changes in equity (deficit). In addition, we recorded dividend payments received from Repsol of Ps. 914.1 million and Ps. 685.7 million in the consolidated statements of comprehensive income at December 31, 2013 and at December 31, 2012, respectively.

Explosion at Headquarters

Our executive offices and headquarters (Centro Administrativo Pemex) are located in Mexico City. On January 31, 2013, an explosion took place at the B-2 building located at the Centro Administrativo Pemex. As a result of the incident, 37 people died and 132 were injured. In response, we activated our financial operations contingency system, which allowed our production processes and our response and execution capacity to continue without any irregularities. Operations at our headquarters resumed on February 6, 2013, once experts had confirmed that doing so did not present any risks. Mexican Government officials determined that the explosion was caused by a buildup of gas in the basement of the B-2 building. The root cause analysis performed by international experts recommended the implementation of ten corrective actions, six of which have been implemented as of the date of this report, with the four remaining actions to be completed once the B-2 building is fully reconstructed.

Security Strategy

In March 2014, the Board of Directors of Petróleos Mexicanos authorized the formation of the Subdirección de Salvaguardia Estratégica (Deputy Direction of Strategic Safeguarding) with the goal of strengthening our security policies in order to protect our facilities, equipment and petroleum products. The new Deputy Direction of Strategic Safeguarding is expected to enhance our cooperation with various areas of the Mexican Government, while acting under the guiding principles of managerial autonomy, efficiency and productivity. Brigadier General Eduardo León Trauwitz, who formerly served as the Associate Managing Director of Physical Security Services, will head the new deputy direction, which will carry out its functions through three groups: Strategy and Security Monitoring Systems, Physical Security and Inter-Institutional Coordination of Safeguarding and Logistics.

These changes form part of a strategy aimed at effectively utilizing our technological systems and resources to combat the illicit market in fuels and to minimize the risks to our operations associated with criminal violence. See “Item 8—Legal Proceedings—Actions Against the Illicit Market in Fuels.” In connection with this strategy, we have invested in refurbishment projects to improve the security of our facilities at the Morelos petrochemical complex. See “—Business Overview—Petrochemicals—Investments” in this Item 4.

Collaboration and Other Agreements

In January 2013, Petróleos Mexicanos and China International United Petroleum & Chemicals Co., Ltd., a subsidiary of SINOPEC, entered into an agreement to strengthen commercial ties and enhance crude oil exports to China. Pursuant to this agreement, Petróleos Mexicanos will export 30 thousand barrels per day of crude oil to China for a period of two years.

On April 6, 2013, Petróleos Mexicanos signed two memoranda of understanding and cooperation with China National Petroleum Corporation, a Chinese state-owned oil and gas company, and Xinxing Cathay International Group Co. Ltd., respectively, to establish terms for future cooperation on issues related to upstream activities, as well as technical exchanges in various areas.

On April 9, 2013, Petróleos Mexicanos and Mitsui Corporation, Ltd. signed a memorandum of understanding and cooperation to discuss future collaborations in oil and gas projects, including, among others, the possibility of developing a pipeline from the U.S. to Mexico to import natural gas.

On June 4, 2013, Petróleos Mexicanos signed a framework cooperation agreement with the Export-Import Bank of China to explore financing opportunities, including export credit facilities for an aggregate amount of up to U.S. $1.0 billion. Funds provided by these export credit facilities may be used to charter or acquire vessels, offshore equipment and related products of Chinese origin.

On July 3, 2013, Petróleos Mexicanos entered into a non-commercial collaboration agreement with Nacional Financiera, S.N.C., one of Mexico’s development banks, to, among other things, cooperate in the provision by Nacional Financiera, S.N.C. of a line of credit to Petróleos Mexicanos’ domestic suppliers.

On July 30, 2013, Petróleos Mexicanos entered into a non-commercial collaboration agreement with Ecopetrol, a Colombian oil and gas company, to cooperate on technical and scientific matters relating to exploration, production, refining, petrochemicals and transportation.

On October 16, 2013, Petróleos Mexicanos signed a memorandum of understanding with the Export-Import Bank of Korea intended to help finance a range of our projects through a U.S. $2.0 billion line of credit. Funds provided under this line of credit may also be used by companies that provide services to Petróleos Mexicanos.

On January 24, 2014, Petróleos Mexicanos entered into a non-commercial cooperation agreement with Lukoil, a Russian oil and gas company, to exchange experience and knowledge of exploration and production activities in order to, among other things, strengthen their respective operational and technological capabilities.

On April 10, 2014, Petróleos Mexicanos signed a memorandum of understanding with TOTAL, a French company, to establish a framework for cooperation in the exchange of experience, knowledge and best practices related to upstream activities and scientific, administrative and technical matters, as well as the development of a sustainable energy sector.

On April 10, 2014, Petróleos Mexicanos signed a memorandum of understanding with GDF Suez, a French company, to establish terms for technical cooperation and the exchange of knowledge and experience related to energy efficiency, water treatment and natural gas projects, among others.

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

Reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by us. Following the adoption of the Energy Reform Decree, Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and extraction activities through agreements with private sector companies and through assignments to and agreements with us. Once the secondary legislation related to the Energy Reform Decree is fully implemented, we and other oil and gas companies will have the right to exploit the petroleum and other hydrocarbon reserves located in the subsoil of Mexico, subject to assignment of these rights by the Ministry of Energy. Our estimates of Mexico’s hydrocarbon reserves are described under “—Exploration and Production—Reserves” above.

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

Under the Petróleos Mexicanos Law, Petróleos Mexicanos each year provides to the SHCP, through the Ministry of Energy, its projected financial balance for each of the next five years. If Petróleos Mexicanos complies with these annual balance goals, and if its wage and salary expenditures have not increased, then the Board of Directors of Petróleos Mexicanos will be permitted to approve adjustments to its own budget and those of the subsidiary entities without approval from the SHCP. If these same conditions are met, the Board of Directors of Petróleos Mexicanos will also be permitted to authorize, without SHCP approval, increases in the expenditures of Petróleos Mexicanos and the subsidiary entities to the extent that their revenues exceed the amounts contemplated in the budget.

The Ministry of the Environment and Natural Resources, in conjunction with other Mexican federal and state authorities, regulates our activities that affect the environment.

In addition to the regulatory powers that the Energy Regulatory Commission already has over natural gas and LPG activities, this Commission also has the authority to regulate: (1) first-hand sales of gas, fuel oil and basic petrochemicals; (2) pipeline transportation and distribution of gas and refined products, as well as storage of such products to the extent that this is directly linked with such pipeline transportation and distribution, or forms an integral part of the importation and distribution terminals of such products; and (3) pipeline transportation and distribution of biofuels, as well as storage of such products to the extent that this is directly linked with such pipeline transportation and distribution, or forms an integral part of the importation and distribution terminals of such products.

The Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law), which became effective on November 29, 2008, provides for the establishment of the NHC, which is responsible for regulating and supervising hydrocarbons exploration and exploitation as well as the processing, transportation and storage activities directly related to exploration and exploitation projects. Our estimates of Mexico’s proved reserves are reviewed by the NHC. See “—Business Overview—Exploration and Production—Reserves” in this Item 4.

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

The transitional articles of the Energy Reform Decree contemplate the grant of additional technical and administrative authority to the Ministry of Energy, the NHC and the Energy Regulatory Commission over certain of our operations and the Mexican energy sector generally. See “—Information on the Company—History and Development—Energy Reform—Regulatory Oversight and Authority” in this Item 4 for information regarding the specific authority that is expected to be granted to these regulatory entities.

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

Before we carry out any activity that may have an adverse impact on the environment, we are required to obtain certain authorizations from the SEMARNAT. In particular, environmental regulations apply to chemical, petrochemical, crude oil refining and extraction activities, as well as the construction of crude oil and natural gas pipelines. Before authorizing a new project, the SEMARNAT requires the submission of an environmental impact analysis and any other information that it may request.

The environmental regulations specify, among other matters, the maximum permissible levels of emissions and water discharge. These regulations also establish procedures for measuring pollution levels.

Mexico generally updates and revises its environmental regulatory framework as necessary, and we participate with the Mexican Government in developing environmental regulations that are related to our activities. The Law of Use of Renewable Energy and Financing of the Energy Transition and the Sustainable Use of Energy Law are designed to further Mexico’s transition to cleaner, more environmentally friendly fuels and renewable energy sources. On January 30, 2006, the SEMARNAT issued Official Mexican Standard NOM-086-SEMARNAT-SENER-SCFI-2005, which sets forth environmental specifications for fossil fuels. As required by this standard, we are currently developing projects at our refineries to satisfy domestic market demand for low-sulfur fossil fuels.

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

On February 2, 2012, the SEMARNAT issued Official Mexican Standard NOM-085-SEMARNAT-2011 (which we refer to as NOM-085), which sets forth environmental standards regarding the maximum levels of emissions to the atmosphere allowed from stationary sources. In April 2012, NOM-085 was amended to heighten some of these standards. In order to comply with NOM-085, we continued to reduce our sulfur dioxide emissions and to gradually substitute fuel oil with natural gas in our operations. These efforts were carried out as part of the reconfiguration of the refineries at Tula and Salamanca. See “—Business Overview—Refining—Vacuum Residue Processing at Miguel Hidalgo Refinery” and “—Reconfiguration of the Salamanca Refinery” in this Item 4.

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

Federal and state authorities in Mexico may inspect any facility to determine compliance with the Environmental Law, local environmental laws, regulations and technical environmental regulations. Violations or non-compliance with environmental standards and regulations may result in the application of substantial fines, temporary or permanent shutdown of a facility, required capital expenditures to minimize the effect of our operations on the environment, cleanup of contaminated land and water, cancellation of a concession or revocation of authorization to carry out certain activities and, in certain cases, criminal prosecution of employees and individuals. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—Our compliance with environmental regulations in Mexico could result in material adverse effects on our results of operations.”

On November 28, 2007, the SEMARNAT issued NOM-148-SEMARNAT-2006 (which we refer to as NOM-148), which establishes standards for sulfur recovery in all refineries. As of the date of this report, all of our refineries are in compliance with NOM-148. During 2013, compliance with NOM-148 resulted in costs to Petróleos Mexicanos and the subsidiary entities of approximately Ps. 2,500 million. The new sulfur recovery plant at the Salamanca refinery is expected to commence operations during 2014. Amendments to NOM-148 are anticipated by the end of 2014 and are expected to establish, among other things, a sulfur emissions monitoring system applicable to our refineries.

As we increase our use of new drilling technologies, it is possible that Mexico’s environmental regulations will expand to address these developments. On January 11, 2011, the NHC issued new rules and regulations relating to our deep water drilling and exploration activities in the Gulf of Mexico. These new rules and regulations, which were promulgated in response to the Deepwater Horizon blow-out and resulting oil spill in U.S. territory in the Gulf of Mexico that began in April 2010, require us to produce a series of reports on our safety measures for deep water drilling and exploration activities over the eight months following the promulgation of the rule, and to have our procedures certified by an independent expert. We must also certify that we have adequate insurance or other financial resources available to cover any losses or compensation claims stemming from a deep water accident. As of the date of this report, we are in compliance with the above requirements for projects at depths of 500-1,500 meters and with all requirements applicable to deepwater projects, which are issued primarily by the NHC. On February 20, 2012, the United States and Mexico reached an agreement regulating oil and gas development along their maritime border in the Gulf of Mexico, which may facilitate an expansion of deep water drilling for Mexico. Mexico will retain its own regulatory system.

On May 14, 2012, we procured the services of Wild Well Control Inc., a company that specializes in controlling oil spills, in order to comply with the rules and regulations issued by the NHC. Our initial agreement with Wild Well Control Inc. expired on March 31, 2013 but was subsequently renewed and is in effect as of the date of this report.

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

Global Climate Change and Carbon Dioxide Emissions Reduction

In May 2007, the Federal Executive Office submitted its Estrategia Nacional de Cambio Climático (National Climate Change Strategy), which identified various opportunities to mitigate and adapt to climate change, as well as noted Mexico’s participation in the international community with respect to climate change awareness.

Since the National Climate Change Strategy was published, we have worked with the various government offices that participate in the Comisión Intersecretarial de Cambio Climático (Inter-Ministry Climate Change Commission) to develop the Programa Especial de Cambio Climático 2009-2012 (Special Climate Change Program for 2009-2012, which we refer to as the PECC). We participated, with the Ministry of Energy, in the development of the portion of the PECC relating to the Energy Sector. We helped establish goals for the reduction of emissions by 2012. On August 28, 2009, SEMARNAT issued the PECC, which allowed us to consolidate agreements, reinforce already negotiated commitments and identify, upon further consideration, new measures and additional changes necessary so that, progressively, Mexico’s greenhouse gas emissions levels will be reduced to acceptable levels under the National Climate Change Strategy.

We have identified several activities and projects to be undertaken in respect of issues addressed by the chapter of the PECC relating to mitigation measures, including increased energy efficiency, sour gas re-injection, co-generation and reduction in fugitive emissions, and we set a goal of reducing our annual carbon dioxide emissions by 9.94 million tons during the period from January 1, 2009 through the end of 2012. During 2011, we reduced our carbon dioxide emissions by approximately 4.0 million tons. During 2012, we reduced our carbon dioxide emissions further by approximately 1.8 million tons, which is a volume comparable to removing 0.3 million automobiles from circulation. In total, from January 1, 2009 through December 31, 2012, we reduced annual carbon dioxide emissions by an estimated 15.1 million tons, which represents progress of approximately 51.8% more than our goal for such annual reductions of 9.94 million tons by 2012, as compared to 2008 carbon dioxide emissions. These emission reductions were achieved primarily through reduced gas flaring in connection to exploration and production and the more efficient use of natural gas. Also addressed in this chapter of the PECC is the goal of increased adaptability by energy sector participants in responding to climate change’s effects by designing and implementing: contingency programs in case of extreme hydrometeorological events, strategies of territorial planning and ecological territorial planning, as well as a vulnerability map reflecting the potential effects of climate change.

Our largest sources of greenhouse gas emissions are heating systems and the operation of mechanical equipment, which require the burning of fossil fuels and the creation of water vapor to generate energy. During 2013, we recorded greenhouse gas emissions of 47.1 million tons of carbon dioxide equivalent, which represented an 8.5% increase from the 43.4 million tons of carbon dioxide equivalent emitted in 2012. This increase was due to an increase in the burning of sour gas with a high nitrogen content in connection with Pemex-Exploration and Production’s operations. Despite this increase, we have continued to comply with the NHC’s rules and regulations by maintaining a level of gas usage of 98%.

As of the date of this report, the PECC for 2013 to 2018 is under development. The PECC’s greenhouse gas emissions reductions targets are expected to be based on existing greenhouse gas emissions reduction projects and will not consider possible emissions growth that may result from increases in productive activities. We are proposing a greenhouse gas emissions reductions level of approximately 5 million tons of carbon dioxide equivalent by 2018. Under the General Law on Climate Change, this goal may be updated every two years.

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

In 2011, 2012 and 2013, as part of our Plan de Acción Climática (Climate Action Plan), which embodies our internal strategy for reducing the Mexican energy sector’s carbon footprint and minimizing the effects of climate change on our operations, we implemented several conservation and reforestation projects. These projects were designed to counteract greenhouse gas emissions and protect surrounding communities and the environment. Our principal conservation projects include:

•	the conservation, management and restoration of the Usumacinta River basin’s natural ecosystems in the state of Chiapas;

•	an environmental education program and the operation of a water house in Pantanos de Centla in the state of Tabasco;

•	environmental education programs and reforestation of the protected natural areas of the Sierra de Tamaulipas, Pantanos de Centla and Cañón of the Usumacinta in the state of Tabasco, and of the protected natural areas of the Cofre de Perote, Los Tuxtlas and Pico de Orizaba in the state of Veracruz;

•	a conservation project in the wetlands of Alvarado, Tuxpan, and Tampamachoco;

•	trainings on responding to weather-related emergencies in southern Veracruz;

•	and trainings on climate change and the restoration of mangrove habitats.

Since 2009, we have conducted studies to evaluate the risk of strategically important installations against events associated with climate change and natural phenomena, and as of the date of this report, we are updating a study of the oil and gas sector’s vulnerability to climate change.

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

As of December 2012, we have signed three emission reduction purchase agreements for the marketing of carbon dioxide emission-reduction certificates. One of these agreements is with Carbon Solutions de México, S.A. de C.V., another is with Statoil and the third is with Platinum Partners Value Arbitrage Fund L.P. Under these agreements, we will sell emission reduction certificates to be generated by the following three projects, each of which should reduce our greenhouse gas emissions: increasing thermal efficiency and recovery of combustion gases at the Dos Bocas Marine Terminal; undertaking a project to reduce gas flaring at the Tres Hermanos oil field; and the switch from fuel oil to natural gas at the Ing. Antonio Dovalí Jaime refinery at Salina Cruz, Oaxaca. The Dos Bocas Marine Terminal and Tres Hermanos projects have already been registered with the United Nations, while the remaining project is in the process of being registered. These projects could potentially reduce our greenhouse gas emissions by more than 500 thousand tons of carbon dioxide annually.

Also in 2012, we signed the Dry Seals CDM Termination Agreement as part of Mexico’s Nationally Appropriate Mitigation Actions (which we refer to as NAMAs) program. NAMAs are a set of measurable, reportable and verifiable actions undertaken by countries to reduce emissions. NAMAs being carried out in Mexico include reducing fugitive emissions associated with the processing and transportation of natural gas, as well as mitigating the greenhouse gas emissions that result from the activities of the petroleum industry. It is estimated that this NAMA has the potential to reduce carbon dioxide emissions by 3 million tons per year. On October 21, 2013, Petróleos Mexicanos and the SEMARNAT registered this NAMA, along with the NAMA on Cogeneration in the Mexican Oil and Gas Industry, under the United Nations Framework Convention on Climate Change.

In connection with the “Bilateral Offset Credit Mechanism,” an initiative of the Japanese Ministry of Economy, Trading and Industry intended to address the issue of climate change, the Japanese government has funded feasibility studies related to the co-generation projects at the Cangrejera and Morelos petrochemical complexes. These studies were completed in May 2013. As of the date of this report, we are also cooperating with the Japanese Ministry of Foreign Relations and Ministry of the Environment as part of our effort to establish a bilateral emissions reduction agreement between Mexico and Japan. This proposed agreement, known as the “Joint Crediting Mechanism,” would facilitate our implementation of emissions reduction projects through mitigation actions that will be jointly developed by the governments of each country.

We have also pursued opportunities to engage in carbon emissions trading, and have developed several studies under the framework established by agreements signed with the World Bank, the Inter-American Development Bank and Sumitomo Bank in order to advance these efforts. Furthermore, the United States Agency for International Development, through the consulting firm TETRATECH, has financed the implementation of a system to record and estimate the extent to which our reductions in greenhouse gas emissions can be traded.

During 2013, pursuant to agreements with the Inter-American Development Bank, the World Bank and the Fund for Energy Transition and Sustainable Use of Energy, we began developing a methodology to measure the amount of greenhouse gases emitted by boilers and furnaces in connection with an efficiency project. This project aims to develop internationally recognized measurement instruments which meet the requirements of the General Law on Climate Change for greenhouse gas emissions reduction targets. If in the future this methodology enables us to sell Mexican carbon offsets in the California emissions trading market, it could be registered with state authorities in California.

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

Since 1993, we have participated in the National Program of Environmental Auditing, a voluntary environmental audit program, with PROFEPA. This program was created by PROFEPA in 1992 as a regulatory incentive for companies to correct any environmental irregularity in their operations in a voluntary manner. The voluntary environmental audit consists of three stages: (i) an audit and compliance diagnosis; (ii) the development of an action plan to correct irregularities; and (iii) the execution of the action plan. If a company completes the three stages in a satisfactory manner, PROFEPA will provide them with a clean industry certificate, which means it complies with the applicable environmental legislation for their industry. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying any environmental anomalies) to PROFEPA for its review and approval. If the audit report is approved by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. As of December 31, 2013, Petróleos Mexicanos and the subsidiary entities were in the process of completing audits of 627 facilities, with the objective of obtaining “clean industry” certificates for each facility. In 2012, 207 facilities were certified, while the 2013 audits resulted in the certification of 105 facilities, of which 77 were re-certified and 28 were certified for the first time. In total, 312 of our facilities have obtained “clean industry” certificates. The audits of the remaining 315 facilities have begun, but are still under review. We will continue including new facilities under this program as we expand our activities in the areas of exploration, exploitation, refining and distribution of hydrocarbons.

During 2013, Petróleos Mexicanos experienced two major incidents that had significant environmental consequences, as described below:

•	On August 20, 2013, a pipeline explosion and resulting ammonia gas leak occurred near Campo Nuevo in the state of Oaxaca when one of our pipelines was accidentally damaged by heavy machinery of a private company conducting road work in the area adjacent to the pipeline. Immediately following the accident, the valves were shut off and the flow of gas in the pipeline was halted. As a result of the accident, nine people died, an estimated 40 people were injured and 1,500 people were temporarily evacuated from the surrounding area.

•	On October 30, 2013, a gas leak occurred at the Terra 123 well in Nacajuca, Tabasco, which resulted in a well fire. The fire was immediately contained to the site of the well and no injuries were reported. The fire was deliberately allowed to burn in order to avoid the formation of a potentially dangerous gas cloud. On December 21, 2013, the fire was fully extinguished, all well control activities were completed and the oil and gas flowing from the Terra 123 well was diverted to the Sen Separation Battery.

In addition, Petróleos Mexicanos experienced one major incident during 2013 that did not have significant environmental consequences. On October 1, 2013, an explosion occurred inside the Reformation Reactor DC-501C, located at the Naphtha Reformation Plant U-501-1 of the Miguel Hidalgo Refinery. At the time of the explosion, personnel were loading the catalyst inside the reactor while plant operations were suspended. Because the atmosphere had not been made inert, hydrocarbon, carbon dust and oxygen remained inside the reactor, causing the explosion. As a result of the accident, three of our employees and two contractors’ employees were injured and an employee of one contractor died.

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

In January 2011, the Ministry of Energy issued official guidelines regarding the implementation of safety systems with which Petróleos Mexicanos and its subsidiary entities must comply. For this reason, we introduced a program to comply with these guidelines and we took a series of actions, including implementing reactive and preventive process safety management indicators. These indicators are based on the API’s Recommended Practice 754, which establishes process safety performance indicators for the refining and petroleum industries. During 2013, the preventive safety management indicators and reactive indicators were continuously monitored in order to develop effective safety strategies for our critical installations.

During 2013, our accident frequency rate decreased by 6.6% from 2012 to 2013, from 0.61 to 0.57 injuries per million man hours worked with risk exposure. The subsidiaries that contributed most to this decrease were Pemex-Refining, which accounted for 39% of the decrease, Pemex-Gas and Basic Petrochemicals, which accounted for 17% of the decrease, and Pemex-Exploration and Production, which accounted for 12% of the decrease. The indicator of lost days due to injuries remained unchanged from 2012 to 2013, at 32 lost days per million man hours worked with risk exposure. Lost days are those missed due to medical incapacity as a result of injuries suffered at work or those rewarded as compensation for partial, total or permanent incapacity or death.

In order to reduce the risk of serious accidents, we continued to direct our efforts toward the integration and operation of working groups focused on implementing an accident containment plan and a program to strengthen the efficacy of the SSPA’s risk management strategy. During 2013, the accident containment plan succeeded in decreasing the occurrence rate of serious accidents such as fatalities, amputations, fractures and burns by 30%, as compared to 2012. Additionally, in an effort to reverse the rising trend of minor and moderate accidents such as sprains, abrasions, bruises and cuts, we continued to promote our accident prevention campaigns, which specifically addressed the prevention of falls from heights and on the same level, hand safety, and lift and maneuver safety. Subsequent accident prevention campaigns will focus on working in teams, opening oil and gas lines and electrical maintenance. During the last four months of 2013, the number of falls from heights decreased by 33%, falls on the same level decreased by 20%, hand accidents decreased by 29% and accidents involving lifts and maneuvers decreased by 12%.

In addition, from 2012 to 2013, our contractors’ accident frequency rate decreased by 39.1%, from 0.46 to 0.28 injuries per million man hours worked with risk exposure.

Other than as disclosed in this report, there are currently no material legal or administrative proceedings pending against us with respect to any environmental matters.

Environmental Liabilities

At December 31, 2013, our estimated and accrued environmental liabilities totaled Ps. 5,467.0 million. Of this total, Ps. 781.7 million was attributable to Pemex-Exploration and Production, Ps. 4,085.1 million to Pemex-Refining, Ps. 596.1 million to Pemex-Gas and Basic Petrochemicals and Ps. 4.2 million to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following tables detail our environmental liabilities by subsidiary entity and operating region at December 31, 2013.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	98.91	Ps.	532.0
Southern region	63.44		106.0

Total(1)	162.35	Ps.	637.9

Note: Numbers may not total due to rounding.

(1)	During 2013, environmental remediation was completed on 30.09 hectares. There were 28.82 hectares of additional affected areas in 2013, including 2.89 hectares in the Northern region and 25.93 hectares in the Southern region, as a result of spills from pipelines.

Source: PEMEX.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities(1)	Estimated Liability
		(in millions of pesos)
Northern region	76	Ps.	126.4
Southern region	8		17.4

Total	84	Ps.	143.8

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps.	781.7

Note: Numbers may not total due to rounding.

(1)	At December 31, 2012, we reported 88 holding ponds as liabilities. In 2013, there were 4 additional holding ponds, while 8 holding ponds were restored and the related liabilities were discharged. As a result, at December 31, 2013, 84 ponds remained to be reported as liabilities.

Pemex-Refining

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pipelines	11.12	Ps.	103.3
Refineries	259.53		2,142.6
Storage and distribution terminals	69.28		506.1
Areas affected by recent incidents(1)	123.47		1,333.1

Total(2)	463.40	Ps.	4,085.1

Note: Numbers may not total due to rounding.

(1)	These areas relate to environmental liabilities resulting from spills in facilities and pipelines that are immediately addressed through the use of a special remediation fund.
(2)	During 2013, environmental remediation was completed on 18.89 hectares, which resulted in adjustments that were excluded from the environmental liabilities total for 2013 due to the outcome of assessment studies.

Source: PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Gas complex processors at Reynosa	11.50	Ps.	19.5
Texistepec Mining Unit(1)	382.00		576.6

Total	393.50	Ps.	596.1

Notes: Numbers may not total due to rounding.

n.a. = not available.

(1)	Pemex-Gas and Basic Petrochemicals, as jointly responsible for the remediation of environmental liabilities attributable to its subsidiary Terrenos para Industrias, S.A., has accrued an environmental liability totaling Ps. 576.6 million at December 31, 2013 in connection to the Texistepec Mining Unit.

Source: PEMEX.

Pemex-Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pajaritos petrochemical complex	0.34	Ps.	4.2

Total(1)	0.34	Ps.	4.2

Note: Numbers may not total due to rounding.

(1)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plant determined to require environmental remediation.

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

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such magnitude as to materially affect our estimates of environmental liabilities. At the end of 2013, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. As of the date of this report, we are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

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

Our total donations, contributions and mutual benefit projects in 2013 amounted to more than Ps. 3.5 billion. Our donations and contributions amounted to Ps. 2.8 billion, or 80.0% of this total. The remaining Ps. 0.7 billion of the total donations consisted of infrastructure investments in the states where Pemex-Exploration and Production operates. Approximately 56% of our donations and contributions were directed to the states principally involved in the crude oil industry (Campeche, Chiapas, Tabasco, Tamaulipas and Veracruz); 21% to the states with medium involvement in the crude oil industry (Coahuila, Guanajuato, Hidalgo, Nuevo León, Oaxaca, Puebla and San Luis Potosí); and 24% to the remaining states.

Most importantly, we took the following specific actions in 2013:

•	we donated asphalt to build, repair, pave and refurbish roads and highways, as well as magna gasoline, diesel and jet fuel for the operation of vehicles and machinery as a service to the state and municipal governments of Tabasco, Veracruz, Estado de México, Guerrero, Tamaulipas, Hidalgo, Chiapas, Oaxaca, Nuevo León, Puebla, Colima and Durango for a total value of approximately Ps. 1,398.5 million;

•	we provided support for projects aimed at sustainable social development, including projects aimed at developing social infrastructure, protecting the environment and improving the quality of life of communities involved in the oil and gas industry in the state of Tabasco worth approximately Ps. 100.0 million;

•	we made contributions for infrastructure projects to build, repair, pave and refurbish roads and highways, as well as for purchases of civil protection equipment, emergency vehicles and support for health services, among others, in the state of Veracruz for a total of approximately Ps. 89.8 million;

•	we made contributions to support productive hydraulic infrastructure projects, to promote economic development, culture and recreation and to develop the fishing sector in the state of Campeche of approximately Ps. 177.5 million;

•	we provided support for the second stage of construction of the Parque Bicentenario (Bicentennial Park) in the state of Tamaulipas worth approximately Ps. 20.0 million;

•	we donated 1.5 million liters of jet fuel, worth approximately Ps. 19.2 million, to aid the rescue efforts in response to Tropical Storm Manuel and Hurricane Ingrid;

•	we provided support for environmental education, restoration and conservation in natural protected areas through the following programs:

•	Conservación, manejo y restauración de los ecosistemas naturales de la cuenca media del río Usumacinta (Conservation, management and restoration of the ecosystems in the middle basin of the Usumacinta River) in the state of Chiapas for approximately Ps. 10.0 million;

•	Programa de investigación, educación ambiental y operación de la casa del agua en los pantanos de Centla, Tabasco (Program of research, environmental education and operation of the water house in the Centla marshes in the state of Tabasco) for approximately Ps. 8.5 million;

•	Proyecto de educación ambiental y restauración forestal en las areas naturales protegidas del golfo de México, subregión planicie costera (Environmental education and reforestation project in the natural protected areas of the gulf of Mexico, sub-region of the coastal plains);

•	Corredor socio-cultural ambiental del sur de Veracruz: rescate del orgullo regional (Sociocultural and environmental corridor of southern Veracruz: rescue of the regional pride);

•	Educación ambiental y recuperación ecológica de manglares y selvas bajas en el estado de Veracruz (Environmental education and ecological recovery of the swamps and low rainforests of Veracruz); and

•	Programa de construcción de ecotecnias en la cuenca de Valle de Bravo (Environmentally sustainable construction in the Valle de Bravo basin).

During 2013, our primary social responsibility initiatives included projects focused on biodiversity conservation, reforestation, hydrologic improvement to ensure water supply and environmental education in the states of Tamaulipas, Veracruz, Tabasco, Chiapas and Campeche.

Environmental Projects and Expenditures

In 2013, we spent approximately Ps. 7,093 million on environmental projects and related expenditures, as compared to Ps. 8,894 million in 2012. For 2014, we have budgeted Ps. 11,411 million for environmental projects and expenditures, including modernization of installations, implementation of systems and mechanisms to monitor and control atmospheric pollution, acquisition of equipment to address contingencies related to hydrocarbon spills, the expansion of water effluent systems, restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulfur content at our refineries in Mexico.

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

TRADE REGULATION AND EXPORT AGREEMENTS

Though Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries, in order to contribute to crude oil prices stabilization. However, we have not changed our export goals because of announcements made by OPEC since 2004, and we believe that Mexico has no current plans to change our current level of crude oil exports.

NAFTA did not affect Mexico’s rights, through Pemex-Exploration and Production, Pemex-Refining and Pemex Gas and Basic Petrochemicals, to explore and exploit crude oil and natural gas in Mexico, to refine and process crude oil and natural gas and to produce basic petrochemicals in Mexico. Since 2003, non-basic petrochemical products have enjoyed a zero tariff under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products from Mexico to the United States and Canada have been free or exempt from tariffs. Similarly, since 2003, Mexico’s imports of petroleum products from the United States and Canada have also been exempt from tariffs. In addition, in 2004, NAFTA approved lower tariffs on certain materials and equipment imported by Mexico. The zero tariff on Mexico’s imports of non-basic petrochemicals from the United States and Canada could have increased competition in the non-basic petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on products, materials and equipment that we import from and export to the United States and Canada, reduce our expenses and increase our revenue.

TAXES AND DUTIES

General

Taxes and duties applicable to us are a significant source of revenues to the Mexican Government. We contributed approximately 32.8% of the Mexican Government’s revenues in 2012 and 32.2% in 2013. In 2013, we paid a number of special hydrocarbon taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The fiscal regime for Petróleos Mexicanos and the subsidiary entities, described below, became effective in 2006.

Fiscal Regime for PEMEX

The Mexican Congress approved the current fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005, which was published in the Official Gazette of the Federation on December 21, 2005. The fiscal regime went into effect on January 1, 2006, but was modified in 2007, 2008, 2009, 2010, 2011 and 2013. Under the current fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year.

In 2013 and 2014, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)	This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions), and applies to all crude oil and natural gas production other than production from fields located in (1) the Paleocanal de Chicontepec and (2) in the deep waters of the Gulf of Mexico and (3) annual production in excess of an annual “base” level of production from specified marginal fields. A rate of 71.5% applied in 2013 and will apply in subsequent years. Deduction of costs must not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas.

Derecho Especial sobre Hidrocarburos (Special Hydrocarbons Duty)	A rate of 30% or 36% is applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico, and to the value of production in excess of base production from marginal fields, minus in each case certain permitted deductions (including specific investments, certain expenses and costs, among others, subject to certain conditions), subject to the limit established by the Federal Duties law, which was U.S. $36.7670 and U.S $36.8184 per barrel of crude oil equivalent in 2013 and 2014, respectively.

Derecho sobre Extracción de Hidrocarburos (Extraction of Hydrocarbons Duty)	A rate of 15% is applied to the value of extracted production of crude oil and natural gas for the year from fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico, and to the annual production in excess of an annual “base” level of production from marginal fields.

Derecho Adicional sobre Hidrocarburos (Additional Duty on Hydrocarbons)	A rate of 52% is applied to the value resulting from the multiplication of (i) the difference between the annual Mexican crude oil export price corresponding to the field from which such crude oil is extracted, and a threshold price of U.S. $67.8777 for 2013 and U.S. $67.9727 for 2014, by (ii) the extracted volume for the relevant year. This duty is applied only to fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico and production in excess of base production from marginal fields, and only if the Mexican crude oil export price per barrel of the extracted crude oil is greater than the threshold price. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. producer price index.

Derecho sobre Hidrocarburos para el Fondo de Estabilización (Hydrocarbons Duty for the Stabilization Fund)	Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average Mexican crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel. These rates apply to all crude oil production other than production from fields located (1) in the Paleocanal de Chicontepec and (2) in the deep waters of the Gulf of Mexico and (3) production in excess of an annual “base” level of production from specified marginal fields.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)	A rate of 0.65% of the value of extracted crude oil and natural gas production applied in 2013 and will apply in subsequent years.

Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)	A rate of 13.1% is applied to the value resulting from the multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price, by (ii) the annual export volume. The budgeted crude oil price for 2013 was U.S. $86.00 per barrel and for 2014 is U.S. $85.00 per barrel. The Extraordinary Duty on Crude Oil Exports did not have an impact on our cash outflows in 2013 because it was credited against the Hydrocarbons Duty for the Stabilization Fund.

Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons).	A rate of 0.03% is applied to the value of extracted production of crude oil and natural gas.

The Federal Duties Law, for purposes of the duties mentioned above, defines the deep water fields as those located in waters with an average depth of 500 meters or greater.

The Federal Duties Law defines marginal fields as those fields that are abandoned or in the process of being abandoned. In 2013 and 2014, 101 fields and 103 fields were categorized as marginal fields, respectively.

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

Since 2005, as a result of the rules to calculate this tax rate, some rates have been negative. The Federal Revenue Law for each of the Fiscal Years of 2006 to 2014 provided that the IEPS tax amounts resulting from applying negative rates could be credited against the IEPS tax liability, and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes, if any, in 2014 may also be credited in accordance with the same rules.

Impuesto Especial sobre Producción y Servicios a beneficio de entidades federativas, municipios y demarcaciones territoriales (IEPS Tax in favor of states, municipalities and territories)

The IEPS Tax in favor of states, municipalities and territories is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collects on behalf of the Mexican Government. The applicable rates for the tax are 36 cents per liter of Magna gasoline, 43.92 cents per liter of Premium gasoline and 29.88 cents per liter of diesel. The resources obtained will be allocated to states, municipalities and territories, as provided in the Ley de Coordinación Fiscal (Tax Coordination Law).

IEPS sobre Combustibles Fósiles (IEPS Tax on Fossil Fuels)	Beginning in 2014, Pemex-Refining and Pemex-Gas and Basic Petrochemicals will collect, on behalf of the Mexican Government, an IEPS tax on the sale of fossil fuels. The applicable rates will be as follows: 5.91 cents per liter for propane; 7.66 cents per liter for butane; 10.38 cents per liter for gasolines and aviation gasoline; 12.40 cents per liter for jet fuel and other kerosenes; 12.59 cents per liter for diesel; 13.45 cents per liter for fuel oil; and 15.60 pesos per ton for petroleum coke.

Fluctuating crude oil price levels directly affect the level of certain taxes and duties that we pay. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Relationship with the Mexican Government—Petróleos Mexicanos and the subsidiary entities pay special taxes and duties to the Mexican Government, which may limit our capacity to expand our investment program.”

In 2013, we paid total taxes and duties in the amount of Ps. 864.9 billion (53.8% of total sales), as compared to the Ps. 902.6 billion (54.8% of total sales) of taxes and duties that we paid in 2012, mainly due to the decrease in Mexican crude oil export prices in 2013.

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

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. In 2013, Mexican companies paid the higher of the two tax rates described below: The first was a corporate income tax at a rate of 30% applied to revenues, less certain deductions; the second was the Impuesto Empresarial a Tasa Única (Flat Rate Business Tax), at a minimum tax equal to 17.5% of a corporation’s sales revenues (less certain deductions and certain investment expenditures). Effective 2014, the Flat Rate Business Tax was eliminated.

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 769.6 million in 2012 and Ps. 2,660.4 million in 2013.

No assurance can be given that our tax regime will not change in the future. The Energy Reform Decree contemplates that the secondary legislation implementing it will include a new fiscal regime applicable to us. See “Item 3—Key Information—Risk Factors—Considerations Related to Mexico—The effects of the Energy Reform Decree and its implementation are uncertain but likely to be material” and “—Risk Factors Related to Our Relationship with the Mexican Government—Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government, which may limit our capacity to expand our investment program.”

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the SHCP.

Form of Government

The President is the chief of the executive branch of the Mexican Government. The President is elected by the popular vote of Mexican citizens who are 18 years of age or older. The Mexican Constitution limits the President to one six-year term; the President is not allowed to run for reelection. In accordance with Mexico’s electoral law, on August 31, 2012, the Tribunal Electoral del Poder Judicial de la Federación (Federal Electoral Court) officially validated the results of the presidential election held in Mexico on July 1, 2012, and declared Mr. Enrique Peña Nieto, a member of the PRI, President-elect. Mr. Peña Nieto took office on December 1, 2012 and his term will expire on November 30, 2018.

From 1929 to 1994, the PRI won all presidential elections, and, from 1929 until July 1997, the PRI held a majority of the seats in both chambers of the Mexican Congress. Until 1989, the PRI also won all of the state gubernatorial elections. In July 2000, the candidate from the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or PAN), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election. In addition, in 2006, Mr. Felipe de Jesús Calderón Hinojosa, a member of the PAN, was elected President. However, in 2012, the PRI candidate was once again elected President. Each of Mexico’s 31 states is headed by a state governor. Mexico’s Federal District, Mexico City, is headed by an elected mayor. Local elections were most recently held on July 7, 2013. These elections were for the Baja California governorship. By forming an alliance with the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) and the Partido Nueva Alianza (New Alliance Party), the PAN was able to retain the Baja California governorship.

As a result of this election, Mexico’s state governorships are now composed as follows:

•	the PRD holds three state governorships, along with the mayorship of the Federal District;

•	the PAN holds three state governorships;

•	an alliance formed by the PAN and the PRD holds four state governorships; and

•	the PRI holds the remaining 21 of the 31 state governorships.

Legislative authority is vested in the Mexican Congress, which is composed of the Cámara de Senadores (Senate) and the Chamber of Deputies. Members of the Mexican Congress are elected either directly or through a system of proportional representation by the popular vote of Mexican citizens who are 18 years of age or older. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. The Senate is composed of 128 members, 96 of whom are elected directly, while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts, while the other 200 are elected through a system of proportional representation. Under this proportional representation system, seats are allocated to political party representatives based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote, among other requirements. The Mexican Constitution provides that the President may veto bills and that the Mexican Congress may override such vetoes with a two-thirds majority vote of each chamber.

Congressional elections for all 128 seats in the Senate and 500 seats in the Chamber of Deputies were held on July 1, 2012. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	54	42.2%	213	42.6%
National Action Party	38	29.7	114	22.8
Democratic Revolution Party	22	17.2	101	20.2
Ecological Green Party of Mexico	7	5.5	28	5.6
Labor Party	5	3.9	14	2.8
Citizen Movement Party	1	0.8	20	4.0
New Alliance	1	0.8	10	2.0
Unaffiliated	0	0.0	0	0.0

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Deputies.

The Economy

National Development Plan

The Plan Nacional de Desarrollo 2013-2018 (National Development Plan), published in the Official Gazette of the Federation on May 20, 2013, establishes the basic goals and objectives of President Peña Nieto during his six-year term. These objectives are:

1.	to achieve peace in Mexico, thereby promoting a firm base for democracy, governance and security;

2.	to make Mexico more inclusive for its citizens and better protect their social rights;

3.	to improve the quality of, and increase access to, Mexico’s education system;

4.	to promote prosperity by stimulating sustainable economic growth, with a particular emphasis on improving equality of opportunities; and

5.	to emphasize Mexico’s role as a responsible global actor, by: (i) focusing on its external policy goals; (ii) promoting free international trade; and (iii) being a positive and proactive force in the international community.

In addition, the National Development Plan proposes the following three general strategies that will be incorporated in all government policies:

Strategy	Rationale
Democratization of productivity	This strategy: (1) facilitates the growth and competitiveness of the Mexican economy; (2) carries out public policies that eliminate obstacles limiting the productivity of Mexican citizens and corporations; and (3) encourages participants in the Mexican economy to efficiently utilize resources.

Create an effective and modern government	This strategy: (1) guarantees access to information and the protection of personal data; (2) expands the use and development of information and communication technologies in order to improve the effectiveness of governmental actions; and (3) consolidates a government that is productive and effective at attaining its objectives through the appropriate allocation of resources, promotion based on individual merit, promulgation of best practices and implementation of automated administrative systems.

Promote gender equality	This strategy incorporates the principle of gender equality in all government policies and actions.

Gross Domestic Product

The following table sets forth the percentage change in Mexico’s real gross domestic product (GDP) by economic sector in constant 2008 pesos for the periods indicated.

Real GDP Growth by Sector

(% change against prior years)(1)

	2008	2009	2010(2)	2011(2)	2012(2)	2013(2)
GDP (constant 2008 prices)	1.4%	(4.7)%	5.1%	4.0%	3.9%	1.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	1.3	(2.5)	0.8	(2.3)	7.3	0.3
Secondary Activities:
Mining	(3.7)	(4.0)	0.9	(0.4)	0.8	(1.7)
Utilities	1.3	1.3	4.5	6.7	2.3	0.2
Construction	3.8	(6.1)	0.8	4.0	2.0	(4.5)
Manufacturing	(1.0)	(8.4)	8.5	4.6	3.8	1.4
Tertiary activities:
Wholesale and retail trade	0.2	(12.5)	11.9	9.4	4.4	2.8
Transportation and warehousing	(0.1)	(7.2)	7.7	4.0	4.4	1.5
Information	6.0	8.5	1.0	4.2	16.4	5.5
Finance and insurance	21.9	3.4	21.0	7.1	8.5	3.8
Real estate, rental and leasing	3.3	1.1	2.8	2.8	2.5	1.5
Professional, scientific and technical services	3.1	(5.0)	(0.1)	5.0	1.1	(1.0)
Management of companies and enterprises	7.5	(8.2)	5.3	3.4	6.7	(5.7)
Administrative support, waste management and remediation services	2.2	(7.0)	0.7	5.9	4.4	3.9
Education services	1.1	0.2	0.2	1.6	2.2	1.1
Health care and social assistance	1.3	2.0	(0.1)	2.1	2.1	2.0
Arts, entertainment and recreation	0.3	(4.1)	4.1	(0.8)	2.9	0.1
Accommodation and food services	0.1	(9.6)	1.9	1.5	5.4	2.1
Other services (except public administration)	1.3	(0.6)	1.0	1.8	2.8	1.7
Public administration	2.0	2.0	2.4	(1.4)	3.8	0.8

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.1% in real terms during 2013, as compared to 2012. The decrease in the growth rate of GDP, as compared to the growth rate in prior periods, was due to a decrease in productive activity during the first half of 2013, which recovered during the second half of 2013 as Mexico’s economic activity experienced an upward trend. The economic recovery experienced since the third quarter of 2013 is a result of greater external demand and a recovery of some domestic demand components in the fourth quarter.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or the NCPI) for 2013 was 4.0%, 0.4 percentage points higher than during 2012. Annual inflation remained within the interval of plus/minus one percentage point around the 3 percent target in the fourth quarter of 2013. Despite this, annual inflation rebounded in November and December, mainly as a result of greater price increments of two fully identified factors: (1) unexpected increments in public transport fares in some cities in Mexico; and (2) higher prices for a reduced number of agricultural products caused by weather conditions that delayed their production over the previous months.

Consumer inflation (as measured by the change in the NCPI) for the two months ended February 28, 2014 was 1.1%, 0.2 percentage points higher than during the same period of 2013.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.6% during February 2014, a 0.2 percentage point decrease from the rate during the same period of 2013.

Interest Rates

During 2013, interest rates on 28-day Cetes (Mexican Federal Treasury Certificates) averaged 3.8%, as compared to 4.2% during 2012. Interest rates on 91-day Cetes averaged 3.8%, as compared to 4.4% during 2012.

During the first three months of 2014, interest rates on 28-day Cetes averaged 3.15%, as compared to 4.11% during the same period of 2013. Interest rates on 91-day Cetes averaged 3.37%, as compared to 4.17% during the same period of 2013.

On March 27, 2014, the 28-day Cetes rate was 3.19% and the 91-day Cetes rate was 3.30%.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential

(% change against prior years)(2)

	2009	2010(1)	2011(1)	2012(1)	2013(1)
Food	(0.3)%	1.7%	2.1%	1.6%	0.4%
Beverage and tobacco products	0.3	0.6	4.5	2.3	1.0
Textile mills	(7.4)	10.9	(4.5)	3.1	(3.2)
Textile product mills	(7.8)	2.5	(2.9)	(0.2)	2.9
Apparel	(7.6)	4.6	0.1	(0.7)	3.1
Leather and allied products	(4.8)	7.7	(0.7)	2.6	0.8
Wood products	(4.7)	5.5	5.0	14.2	(2.8)
Paper	(0.6)	3.7	(0.9)	4.6	2.6
Printing and related support activities	(6.5)	10.0	4.1	(4.0)	(7.2)
Petroleum and coal products	0.5	(7.2)	(3.7)	1.3	2.2
Chemicals	(3.1)	(0.4)	(0.2)	(1.1)	0.6
Plastics and rubber products	(9.6)	13.5	7.2	10.1	(0.5)
Nonmetallic mineral products	(9.4)	4.7	4.7	2.2	(2.7)
Primary metals	(16.4)	12.4	4.7	1.2	0.0
Fabricated metal products	(14.1)	8.8	6.9	5.8	0.6
Machinery	(19.9)	47.2	13.4	6.1	(1.8)
Computers and electronic products	(10.2)	3.7	6.5	2.2	13.3
Electrical equipment, appliances and components	(10.7)	10.1	2.0	1.7	(2.2)
Transportation equipment	(26.4)	42.2	16.4	13.2	5.3
Furniture and related products	(6.5)	7.1	1.1	3.3	(5.8)
Miscellaneous	(4.5)	1.9	0.8	2.6	0.9

Total expansion/contraction	(8.4)	8.5	4.6	3.8	1.4

(1)	Preliminary figures.
(2)	Percent change reflects constant 2008 pesos.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 1.4% in real terms during 2013 as compared to 2012. In total, eight manufacturing sectors contracted and thirteen sectors grew in 2013, each as compared to 2012.

Tourism

Mexico’s tourism sector expanded in 2013. As compared to 2012, this sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $13.8 billion, an 8.5% increase from 2012;

•	revenues from tourists to the interior (as opposed to border cities) totaled U.S. $11.2 billion, a 9.6% increase from 2012;

•	the number of tourists to the interior totaled 14.1 million, a 3.5% increase from 2012;

•	the average expenditure per tourist to the interior totaled U.S. $790.00, a 5.9% increase from 2012;

•	expenditures by Mexican tourists abroad totaled U.S. $5.7 billion, a 9.3% increase from 2012; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $9.1 billion, a 7.2% increase from 2012.

In total, the Mexican tourism sector recorded a U.S. $4.8 billion surplus in the balance of payments in 2013, an 11.1% increase from the U.S. $4.3 billion surplus recorded in 2012.

As compared to the first month of 2013, the tourism sector experienced increases or decreases in the following areas for the first month of 2014:

•	revenues from international travelers totaled U.S. $1.4 billion, a 17.4% increase from the same period in 2013;

•	revenues from tourists to the interior of Mexico totaled U.S. $1.2 billion, a 21.3% increase from the same period in 2013;

•	the number of tourists to the interior of Mexico totaled 1.4 million, an 18.4% increase from the same period in 2013;

•	the average expenditure per tourist to the interior of Mexico totaled U.S. $850.10, a 2.5% increase from the same period in 2013;

•	expenditures by Mexican tourists abroad totaled U.S. $461.6 million, a 0.2% decrease from the same period in 2013; and

•	expenditures by Mexicans traveling abroad totaled U.S. $722.4 million, a 1.5% increase from the same period in 2013.

In total, the Mexican tourism sector recorded a U.S. $719.3 million surplus in the balance of payments during the first month of 2014, a 39.4% increase from the U.S. $516.0 million surplus recorded during the same period in 2013.

Financial System

2013 and 2014 Monetary Programs

The principal objective of Mexico’s 2013 monetary program is to achieve an inflation rate at or below the permanent target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the Mexican peso. Mexico’s monetary program for 2013 is comprised of the following features:

•	an explicit, multi-year plan to control inflation;

•	an analysis of the economy and inflationary pressures;

•	a description of the tools used by Banco de México to achieve its objectives;

•	a communication policy that promotes transparency, credibility and effective monetary policy; and

•	a provision that encourages/promotes the expedient adoption of monetary policy measures, which are meant to reduce inflation and prevent its effects on the formation of prices.

At December 31, 2013, the monetary base totaled Ps. 917.9 billion, an 8.5% nominal increase from the level of Ps. 846.0 billion at December 31, 2012, due to a higher demand for bills and coins held by the public. At March 26, 2014, the monetary base totaled Ps. 845.6 billion, a 7.9% nominal decrease from the level of Ps. 917.9 billion at December 31, 2013, due to a higher demand for bills and coins held by the public.

The M1 money supply of Mexico is the sum of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits. At January 31, 2014, Mexico’s M1 money supply was 8.1% greater in real terms than the level at January 31, 2013. The amount of bills and coins held by the public was 5.8% greater in real terms than at January 31, 2013. In addition, the aggregate amount of checking account deposits denominated in pesos was 8.2% greater in real terms than at the same date in 2013.

At January 31, 2014, financial savings in Mexico—defined as the difference between the monetary aggregate M4 and bills and coins held by the public—were 3.9% greater in real terms than financial savings at January 31, 2013. Savings generated by Mexican residents increased by 4.6% and savings generated by non-residents increased by 0.9%, both in real terms, as compared to the same period of 2013.

The Securities Markets

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

At March 26, 2014, the Stock Market Index stood at 39,761 points, representing a 6.9% increase from the level at December 31, 2013.

Banking Supervision and Support

At December 31, 2013, the total loan portfolio of the banking system was 6.2% greater in real terms than the total loan portfolio at December 31, 2012.

According to preliminary figures, at December 31, 2013, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 102.5 billion, as compared to Ps. 70.0 billion at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.4%, as compared to a ratio of 2.5% at December 31, 2012. The amount of loan loss reserves held by commercial banks at December 31, 2013 totaled Ps. 149.9 billion, as compared to Ps. 129.0 billion at December 31, 2012. As a result, commercial banks had reserves covering 146.3% of their past-due loans, well exceeding the minimum reserve level of 45%.

At January 31, 2014, the total loan portfolio of the banking system was 1.1% lower in real terms than the total loan portfolio at December 31, 2013.

According to preliminary figures, at January 31, 2014, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 92.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 3.1%, as compared to a ratio of 3.1% at December 31, 2013. The amount of loan loss reserves held by commercial banks at January 31, 2014 totaled Ps. 127.6 billion, as compared to Ps. 127.3 billion at December 31, 2013. As a result, commercial banks had reserves covering 138.2% of their past-due loans, well exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2013, Mexico registered a trade deficit of U.S. $1.0 billion, as compared to a trade deficit of U.S. $45.8 million for the same period of 2012. In particular, exports increased or decreased as follows, each as compared to 2012:

•	petroleum exports decreased by 6.3%;

•	non-petroleum exports increased by 4.0%;

•	merchandise exports increased by 2.6%, to U.S. $380.2 billion, as compared to U.S. $370.8 billion during 2012; and

•	exports of manufactured goods (which represented 82.7% of total merchandise exports) increased by 4.2%.

According to preliminary figures, during 2013, total imports increased by 2.8%, to U.S. $381.2 billion, as compared to U.S. $370.8 billion for 2012. In particular, imports increased as follows, each compared to 2012:

•	imports of intermediate goods increased by 2.5%;

•	imports of capital goods increased by 1.3%; and

•	imports of consumer goods increased by 5.6%.

According to preliminary figures, during the first month of 2014, Mexico registered a trade deficit of U.S. $3.2 billion, as compared to a trade deficit of U.S. $2.9 billion for the same period of 2013. In particular, exports increased or decreased as follows, each as compared to the first month of 2013:

•	petroleum exports decreased by 15.8%;

•	non-petroleum exports increased by 2.0%;

•	merchandise exports decreased by 1.0%, to U.S. $27.0 billion, as compared to U.S. $27.3 billion during the first month of 2013; and

•	exports of manufactured goods (which represented 80.6% of total merchandise exports) increased by 1.5%.

According to preliminary figures, during the first month of 2014, total imports increased by 0.3%, to U.S. $30.2 billion, as compared to U.S. $30.1 billion for the same period of 2013. In particular, imports increased or decreased as follows, each as compared to the first month of 2013:

•	imports of intermediate goods increased by 0.8%;

•	imports of capital goods decreased by 2.4%; and

•	imports of consumer goods decreased by 0.2%.

Balance of International Payments

According to preliminary figures, during 2013, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S. $22.3 billion, as compared to a deficit of U.S. $14.8 billion for 2012. The capital account registered a surplus of U.S. $58.6 billion during 2013, as compared to a surplus of U.S. $54.2 billion during 2012. Foreign investment in Mexico totaled U.S. $56.2 billion during 2013 and was composed of direct foreign investment inflows totaling U.S. $35.2 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $21.0 billion.

At February 28, 2014, Banco de México’s international reserves totaled U.S. $180.9 billion, an increase of U.S. $1.2 billion as compared to international reserves at February 21, 2014. At February 28, 2014, Banco de México’s net international assets totaled U.S. $183.8 billion, an increase of U.S. $1.1 billion from the amount at February 21, 2014.

Exchange Controls and Foreign Exchange Rates

During 2013, the average peso/U.S. dollar exchange rate was Ps. 12.7724 = U.S. $1.00. During the first month of 2014, the average peso/U.S. dollar exchange rate was Ps. 13.223 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on March 27, 2014 (which took effect on the second business day thereafter) was Ps. 13.084 = U.S. $1.00.

Public Finance

Fiscal Policy

The Programa Nacional de Financiamiento del Desarrollo 2013-2018 (National Program to Finance Development 2013-2018, or PRONAFIDE), which was announced on December 16, 2013, establishes the Mexican Government’s fiscal policy goals. These goals include securing sufficient fiscal resources to strengthen social infrastructure and productivity. To this end, PRONAFIDE has outlined the following specific objectives:

1.	promote economic development and macroeconomic stability;

2.	improve the financial system to generate additional resources and to transform it into a simpler and more progressive system;

3.	increase spending efficiency to promote growth, development and productivity, while still maintaining accountability;

4.	encourage the notion of “fiscal federalism,” so that states and municipalities can also reach and maintain balanced public financing;

5.	foster inclusion, education, competition and transparency in the financial, insurance and pension systems, thereby increasing their access and coverage while retaining their effectiveness and reliability; and

6.	extend credit to development banks that facilitate access to financial services in strategic sectors of the economy and that place particular emphasis on the private sector.

2013 Budget and Fiscal Results

On December 7, 2012, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Revenue Law for 2013, or the 2013 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Expenditure Budget for 2013, or the 2013 Expenditure Budget) to the Mexican Congress for approval. The 2013 Revenue Law and the 2013 Expenditure Budget were approved on December 13, 2012 and December 20, 2012, respectively, and were published in the Official Gazette of the Federation on December 17, 2012 and December 27, 2012, respectively (together, the 2013 Budget).

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 375.3 billion (including physical investment expenditures by PEMEX) during 2013, or 2.3% of GDP. This deficit was Ps. 403.2 billion during the same period of 2012. The public sector balance registered a deficit of Ps. 46.7 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 91.2 billion deficit registered for the same period of 2012.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 59.3 billion during 2013, 39.2% lower in nominal terms than 2012.

According to preliminary figures, during 2013, public sector budgetary revenues amounted to Ps. 3,803.7 billion in nominal pesos, 4.3% more in real terms as compared to 2012. During 2013, revenues have increased or decreased as follows, each in real terms and as compared to 2012:

•	crude oil revenues increased by 2.6%;

•	non-oil tax revenues increased by 4.4%; and

•	PEMEX’s non-tax revenues (as a percentage of total public sector budgetary revenues) decreased by 0.5 percentage points, to 12.7%, as compared to approximately 13.2% in 2012.

According to preliminary figures, during 2013, net public sector budgetary expenditures increased by 2.8% in real terms as compared to 2012. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 3.3% in real terms as compared to 2012. During 2013, the financial cost of public sector debt decreased by 2.5% in real terms as compared to the same period of 2012.

As of December 31, 2013:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 33.8 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 20.3 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (Petróleos Mexicanos’ Infrastructure Investment Stabilization Fund) totaled Ps. 1.6 billion; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 15.4 billion.

2014 Budget

On September 8, 2013, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Revenue Law for 2014, or the 2014 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Expenditure Budget for 2014, or the 2014 Expenditure Budget) to the Mexican Congress for its approval. The 2014 Revenue Law and the 2014 Expenditure Budget were approved on October 31, 2013 and November 14, 2013, and were published in the Official Gazette of the Federation on November 20, 2013 and December 3, 2013, respectively. We refer to these two bills together as Mexico’s 2014 budget (the 2014 Budget).

The 2014 Budget allows ministries and budget-controlled agencies to request additional expenditures to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2014 Budget. In addition, the 2014 Budget provides that the executive branch, acting through the SHCP, is authorized to approve, if certain conditions are met, additional expenditures requested by certain ministries or budget-controlled agencies in the event that these entities realize revenues greater than those projected in the 2014 Budget.

The 2014 Budget, as adopted by the Mexican Congress, provides for a public sector budget deficit excluding physical investments by PEMEX of 1.5% of GDP. Including PEMEX’s investment program, the 2014

Budget provides for a public sector budget deficit of 3.5% of GDP. The 2014 Budget contemplates public sector budgetary revenues totaling Ps. 3,816.7 billion, a 2.1% increase in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2013 budget (the 2013 Budget). This is based on an assumed weighted average Mexican crude oil export price of U.S. $85.00 per barrel and an estimated volume of oil exports of 1,170 thousand barrels per day. Oil revenues are estimated at Ps. 1,256.7 billion in nominal pesos, a 1.9% decrease in real terms as compared to the estimated amount for the 2013 Budget. In addition, approved non-oil revenues are Ps. 2,551.0 billion, a 4.2% increase as compared to the estimated amount for the 2013 Budget. Finally, projected non-oil tax revenue also increased by 3.7% in real terms as compared to the amount approved for the 2013 Budget.

Mexico’s 2014 Budget provides for a total of Ps. 4,079.6 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 357.5 billion), a 9.2% increase in real terms as compared to the amount approved in the 2013 Expenditure Budget.

The 2014 Budget also authorizes the Mexican Government to incur net domestic debt in the amount of Ps. 570 billion in nominal pesos, or 3.2% of GDP. The 2014 Budget also authorizes the Mexican Government to incur an additional U.S. $10 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2012, as well as for 2013. It also sets forth the assumptions and targets underlying Mexico’s 2013 Budget and 2014 Budget.

2012 and 2013 Results; 2013 Budget and 2014 Budget Assumptions and Targets

	2012 Results	2013 Budget(1)	2013 Results(1)	2014 Budget(6)
Real GDP growth (%)	3.9%	3.5%	1.1%	3.9%
Increase in the national consumer price index (%)	3.6%	3.0%	4.0%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.96	$86.00 (3)	$98.46	$85.00 (4)
Current account deficit as % of GDP	(1.2)%	n.a.	(1.8)%	n.a.
Average exchange rate (Ps./$1.00)	13.2	12.9	12.8	12.9
Average rate on 28-day Cetes (%)	4.2%	4.6%	3.8%	4.0%
Public sector balance as % of GDP(5)	(2.6)%	(2.0)%	(2.3)%	(3.5)%
Primary balance as % of GDP(5)	(0.6)%	0.1%	(0.4)%	n.a.

n.a.	= Not available.
(1)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2013 and in the Programa Económico 2013 (Economic Program for 2013). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2013 economic results.
(2)	Preliminary figures.
(3)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2013 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(4)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2014 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2014 Budget.
(5)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2012 Form 18-K.
(6)	2014 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2014 (General Economic Policy Guidelines for 2014) and in the Programa Económico 2014 (Economic Program for 2014), as modified by the 2014 Budget adopted by the Mexican Congress.

Source: SHCP.

Public Debt

Mexico’s external public debt policy for 2013 was intended to provide the Mexican Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments.

The policy also sought to maintain costs and risks at stable levels. Going forward, Mexico’s public debt policy will continue the practice of relying on local markets as the main source of funding for the Mexican Government, which will be supplemented by external financing from the U.S., Europe and Japan. Mexico’s principal objectives in connection with its external financing include:

•	improving the terms and conditions of Mexico’s external liabilities;

•	strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets;

•	strengthening Mexico’s benchmark bonds; and

•	maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

Internal Public Debt

The Mexican Government’s “net internal debt” includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). It also does not include debt by the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively-controlled agencies.

Over the last two decades, the Mexican Government has actively sought to increase its average debt maturity date. Accordingly, the Mexican Government has issued new debt instruments bearing longer maturities than those previously issued. In doing so, the Mexican Government hopes to mitigate any risk associated with the refinancing of its internal public debt. This has had the effect of establishing a long-dated benchmark yield curve (the line that plots interest rates across different contract lengths for bonds having equal credit quality). These issuances have also encouraged long-term investments in the following areas: (1) fixed-rate contracts; (2) peso-denominated securities by Mexican companies; (3) Mexican financial hedging products; and (4) the use of long-term savings in financing long-term investment projects.

According to preliminary figures, at December 31, 2013, the Mexican Government’s net internal debt totaled Ps. 3,893.9 billion, an 11.2% increase in nominal terms as compared to Ps. 3,501.1 billion outstanding at December 31, 2012. This debt figure includes the Ps. 165.5 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2012 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 4,231.3 billion according to preliminary figures, a 12.2% increase in nominal terms as compared to the Ps. 3,770.0 billion outstanding at December 31, 2012.

According to preliminary figures, at December 31, 2013, the Mexican Government’s gross internal debt totaled Ps. 4,063.2 billion, a 13.6% increase in nominal terms as compared to Ps. 3,575.3 billion outstanding at December 31, 2012. Of the total gross internal debt at December 31, 2013, Ps. 480.6 billion represented short-term debt, as compared to Ps. 396.7 billion at the end of 2012, and Ps. 3,582.6 billion represented long-term debt, as compared to Ps. 3,178.6 billion at the end of 2012. The gross internal debt of the public sector, on the other hand, totaled Ps. 4,408.9 billion at December 31, 2013 according to preliminary figures, a 14.2% increase in nominal terms as compared to Ps. 3,861.1 billion outstanding at December 31, 2012. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including, but not limited to, national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.

According to preliminary figures, at December 31, 2013, the Mexican Government’s financing costs on its internal debt totaled Ps. 222.8 billion, or 1.3% of GDP, representing a 7.4% nominal increase as compared to its financing costs of Ps. 207.6 billion, or 1.4% of GDP, during the same period of 2012.

As of December 31, 2013, the average maturity of the Mexican Government’s internal debt decreased to 7.9 years as compared to the average maturity at December 31, 2012.

The following table summarizes the net internal debt of the Mexican Government at each of the dates indicated.

Net Internal Debt of the Mexican Government(1)

	December 31,
	2008			2009			2010			2011			2012			2013(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%
Cetes		357.1	14.9		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6
Floating Rate Bonds		243.6	10.1		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3
Inflation-Linked Bonds		334.9	13.9		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9
Fixed Rate Bonds		1,085.6	45.2		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0
STRIPS of Udibonos		—	—		—	—		—	—		—	—		1.0	0.0		3.6	0.1
Other(3)		380.1	15.8		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1

Total Gross Debt	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%

Net Debt
Financial Assets(4)		(68.6)			(231.4)			(79.4)			(85.6)			(74.2)			(169.3)

Total Net Debt	Ps.	2,332.7		Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9

Gross Internal Debt/GDP			19.8%			21.4%			21.0%			20.7%			22.3%			23.9%
Net Internal Debt/GDP			19.1%			19.5%			20.4%			20.2%			21.8%			22.9%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Mexican Government’s overall level of internal debt. Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Mexican Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012 and Ps. 165.5 billion at December 31, 2013 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2012 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: SHCP.

External Public Debt

“External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively-controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included, unless and until the Mexican Government is called upon to make payment under the applicable guaranty. “External public debt” does not include, among other things, repurchase obligations of Banco de México with the International Monetary Fund.

According to preliminary figures, at December 31, 2013, outstanding gross public sector external debt totaled U.S. $134.4 billion, an approximate U.S. $8.7 billion increase from the U.S. $125.7 billion outstanding at the end of 2012. Of this amount, U.S. $130.9 billion represented long-term debt and U.S. $3.5 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 31.4% of nominal GDP, an increase of 3.8 percentage points from the end of 2012.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long-Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2008	U.S. $	39,997	U.S. $	9,782	U.S. $	5,885	U.S. $	55,664	U.S. $	1,275	U.S. $	56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013(3)		71,817		53,358		5,734		130,909		3,527		134,436

By Currency(4)

	At December 31,
	2008			2009			2010			2011			2012			2013(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S. $	47,851	84.1%	U.S. $	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S. $	105,836	84.2%	U.S. $	111,647	83.1%
Japanese yen		1,095	1.9		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1
Pounds		687	1.2		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0
Swiss francs		410	0.7		716	0.7		953	0.9		910	0.8		961	0.8		969	0.7
Others		6,896	12.1		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		14,932	11.1
Total	U.S. $	56,939	100.0%	U.S. $	96,354	100.0%	U.S. $	110,428	100.0%	U.S. $	116,420	100.0%	U.S. $	125,726	100.0%	U.S. $	134,436	100.0%

Note: Numbers may not total due to rounding.

(1)	Any external debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at the prevailing exchange rates for each of the dates indicated. External public debt does not include: (a) any repurchase obligations of Banco de México with the International Monetary Fund (however, none were outstanding as of November 30, 2013) or (b) loans made by the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes any external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt subtracted by certain financial assets held abroad. These financial assets include non-cancelled public sector external debt held by public sector entities.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: SHCP.

Recent Securities Offerings

•	On January 10, 2013, Mexico issued U.S. $1.5 billion of its 4.750% Global Notes due 2044. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program at a yield to maturity of 4.194%.

•	On February 6, 2013, Mexico issued Unidades de Inversión (or UDI) 225 million of stripped coupons from principal and UDI 41 million of stripped coupons from interest. The transaction was the second to be carried out under a program implemented on November 14, 2012, which was designed to simultaneously auction stripped coupons from principal and from interest of 30-year UDIbonos.

•	On April 22, 2013, Mexico issued, in the European market, €1.6 billion of its 2.75% Global Notes due 2023. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding Euro-denominated debt securities were allowed to offer those debt securities for cash considerations. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program and gave investors a yield to maturity of 2.81%.

•	On August 8, 2013, Mexico issued ¥48.6 billion of notes due 2016, ¥15.0 billion of notes due 2018 and ¥17.0 billion of notes due 2019. These notes were placed in the Japanese public market and bear interest at 1.16%, 1.39% and 1.54%, respectively.

•	On August 30, 2013, Mexico issued Ps. 25 billion of domestic fixed-rate bonds due 2018. These bonds were placed in the Mexican market and provide investors with a yield to maturity of 5.49%.

•	On October 2, 2013, Mexico issued U.S. $3.9 billion of its 4.00% Global Notes due 2023. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding U.S. dollar-denominated debt securities were allowed to offer those debt securities for cash considerations. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program and gave investors a yield to maturity of 4.06%.

•	On January 21, 2014, Mexico issued U.S. $1.0 billion of its 3.50% Global Notes due 2021 and U.S. $3.0 billion of its 5.55% Global Notes due 2045. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding U.S. dollar-denominated debt securities were allowed to offer those debt securities for cash considerations. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program.

•	On March 19, 2014, Mexico issued £1.0 billion of its 5.625% Global Notes due 2114. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program at a yield to maturity of 5.75%.

•	On April 9, 2014, Mexico issued €1.0 billion of its 2.375% Global Notes due 2021 and €1.0 billion of its 3.625% Global Notes due 2029. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program.

Legal and Political Reforms

Governmental Accounting

Amendments to the Ley General de Contabilidad Gubernamental (General Law on Governmental Accounting) became effective on January 1, 2013. These amendments are designed to improve transparency in government spending by, among other things, including a requirement that state, local and municipal governments publish periodic information regarding any received federal funds. In addition, the law provides for the creation and maintenance of web sites that grant public access to financial information for all levels of government, including the Government.

Public Administration

On January 3, 2013, amendments to the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law) became effective. These amendments included, among others, the following reforms:

•	the Secretaría de Gobernación (Ministry of the Interior) was granted the authority to coordinate the efforts of the other ministries in order to accomplish the President of Mexico’s directives and policies, and to convene cabinet meetings, subject to approval by the President of Mexico;

•	the Secretaría de Seguridad Pública (Ministry of Public Security) was dissolved, and the authority to coordinate and supervise programs pertaining to public security, the federal police, the federal penitentiary system, victims assistance, crime prevention and criminal data and intelligence was transferred to the Ministry of the Interior;

•	the name of the Secretaría de la Reforma Agraria (Ministry of Agrarian Reform) was changed to Secretaría de Desarrollo Agrario, Territorial y Urbano (Ministry of Agrarian, Territorial and Urban Development);

•	the SFP was dissolved, and the following responsibilities were conferred to the SHCP: (1) internal accountability; (2) internal management control systems; (3) public service development; (4) public leases; (5) acquisitions and projects; (6) human resources and salary policies; and (7) federal real-estate policies with respect to the administration of federal property; and

•	the Secretaría de Desarrollo Social (Ministry of Social Development) was granted authority to coordinate and supervise programs and policies to: (1) prevent and reduce poverty; (2) to promote children’s rights, elderly rights, family unity; and (3) develop stronger social infrastructures.

The dissolution of the SFP and the transfer of its authority to the SHCP are subject to the approval of a bill that will amend the Mexican Constitution and create an independent entity to carry out anticorruption activities previously conducted by the SFP. The Mexican Congress will be expected to revise the internal accountability and management control systems so that they are consistent with the level of authority and responsibility conferred upon the new entity. Prior to the approval of this bill, the SFP will continue to act under its existing mandate.

Amparo Law

A new Amparo Law became effective on April 3, 2013, replacing the prior amparo statute. This Amparo Law was designed to provide Mexican Constitutional relief to individuals and corporations against various types of governmental actions, including administrative and judicial actions. This new law enables individuals to file legal challenges against such actions and provides injunctive relief in certain instances. The new Amparo Law also: (1) broadens the scope of those persons that may seek protection under the law; (2) grants general effects to rulings issued under amparo claims in certain circumstances; and (3) restricts injunctive relief where the social harm outweighs the benefit to the plaintiff. Finally, the enactment of the new law also seeks to reinforce the court system by attempting to limit judicial contradictions.

Insurance and Finance Institutions

A new Ley de Instituciones de Seguros y Fianzas (Insurance and Finance Institutions Act) was published in the Official Gazette of the Federation on April 4, 2013. Unlike prior legislation which regulated insurance and bonding companies separately, the Insurance and Finance Institutions Act instead jointly governs the incorporation and operation of insurance and bonding companies. In addition, this law is expected to: (1) further bring Mexican insurance legislation in line with international standards; (2) implement certain new capital requirements; and (3) provide for new insurance products.

Tax Reform

On December 11, 2013, a fiscal reform decree amending and supplementing certain provisions of the Ley del Impuesto al Valor Agregado (Value Added Tax Law), the IEPS Law and the Ley del Impuestos sobre la Renta (the Income Tax Law), and eliminating the Ley del Impuesto Empresarial a Tasa Única (the Corporate Tax Law) and the Ley del Impuesto a los Depósitos en Efectivo (Cash Deposit Tax Law), was published in the Official Gazette of the Federation. This decree, which became effective on January 1, 2014, includes, among others, the following features:

•	the prior 11% value added tax (VAT) rate that applied to transactions conducted along the border was raised to 16%, thereby matching the general VAT rate applicable throughout Mexico;

•	a green tax on the sale of fossil fuels was introduced, amounting to, in certain instances, Ps. 39.80 per ton of carbon-dioxide produced;

•	an excise tax of 8% now applies to items designated as “junk food,” as well as a fee of one peso per liter for the sale and import of sugary drinks; and

•	certain products and services that were previously VAT exempt, such as chewing gum, pets, pet food and certain public passenger transportation services, will now be subject to the VAT at the general rate of 16%.

In addition, as part of this fiscal reform, a new Income Tax Law was approved which includes, among others, the following features:

•	a 30% tax rate applies to individuals with annual incomes up to Ps. 750,000;

•	a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million;

•	a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million;

•	a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million;

•	the régimen de pequeños contribuyentes (small taxpayers regime) was eliminated and the régimen de consolidación fiscal (tax consolidation regime) is to be eliminated as well; and

•	a new incorporation regime for affiliated taxpayers was introduced, applicable only to those individuals who have engaged in business activities involving the sale of goods or the rendering of services that do not require a professional degree or whose annual income does not exceed Ps. 2.0 million.

Financial Reform

On January 9, 2014, a financial reform amending over 34 statutes and establishing a new Ley para Regular a las Agrupaciones Financieras (Financial Groups Law) was published in the Official Gazette of the Federation. The financial reform has four core goals: (1) to foster competition among financial services providers; (2) to strengthen development banks; (3) to create new products and services that are better suited for financial services customers; and (4) to ensure both soundness and prudence in the financial sector.

In order to achieve these goals, this financial reform has, among others, the following features:

•	The Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection of Users of Financial Services, or CONDUSEF) has been given additional authority through increased financial institution transparency and enhanced enforcement capabilities. For example, the CONDUSEF is now able to issue and publish recommendations to financial institutions.

•	The process by which people switch banks and make modifications between accounts has been simplified and conditional sales are now prohibited.

•	Development banks are mandated to improve their operations and to favor the extension of credit. They are also encouraged to develop new programs and financial products that broaden access to financing opportunities.

•	Financial authorities have been granted additional capabilities to periodically evaluate bank performance and the overextension of credit, and coordination mechanisms between financial authorities have been reinforced. Further, the legal framework governing the acceptance and execution of loan guarantees, risk and credit cost reductions has been further simplified.

•	Bankruptcy procedures have been modified, including through the institution of a joint concurso mercantil procedure for entities of the same corporate group and the creation of a new liquidation procedure for credit institutions that is supervised by IPAB.

Access to Information and Transparency Reform

On February 7, 2014, a reform to the Mexican Constitution intended to improve access to information and transparency was published in the Official Gazette of the Federation. This reform includes among others, the following features:

•	the increase of access rights to information, including information provided by individuals, companies, entities and organizations;

•	the establishment of the IFAI as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency;

•	the clarification of the bases by which autonomous local bodies in all 32 states have the right to access public information and to protect personal data;

•	the ability of the IFAI to obtain and resolve information requests relating to political parties, trade unions, trusts and any individual or entity that receives public funding; and

•	the determination that IFAI resolutions shall be final and undisputable, and that the IFAI will also refrain from answering those petitions that contain certain information that could affect national security.

In addition to the above, on February 20, 2014, the Reglamento Interior del Instituto Federal de Acceso a la Información y Protección de Datos (Internal Regulation of the Federal Institute for Access to Information and Data Protection) was published in the Official Gazette of the Federation which aims to establish the structure, functions and operations of the Instituto Federal de Acceso a la Información y Protección de Datos (Federal Institute for Access to Information and Data Protection, or the IFAI).

Political and Electoral Reform

On February 10, 2014, a political and electoral reform to the Mexican Constitution was published in the Official Gazette of the Federation. Although secondary legislation is pending, this political and electoral reform includes, among others, the following features:

•	The President of Mexico shall be entitled to create government programs and common agendas with any of the parties represented in the Mexican Congress;

•	The President of Mexico’s term will commence on October 1 instead of December 1;

•	The Consejo Nacional de Evaluación de la Política Social (National Council for the Evaluation of Social Development Policy, or CONEVAL) will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. CONEVAL will be responsible for measuring poverty levels and evaluating the programs, goals, objectives and actions relating to social development policy in Mexico;

•	The Procuraduría General de la República (Federal Attorney General’s Office) will become the Fiscalía General de la República (National Prosecutor’s Office) and will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency;

•	The creation of the Instituto Nacional Electoral (National Electoral Institute), which will perform the functions of the current Instituto Federal Electoral (Federal Electoral Institute) and which will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. The National Electoral Institute will be responsible for organizing federal and local elections and determining the means of election and organization of self-governed electoral federal bodies;

•	Federal deputies will be eligible for immediate reelection for up to four term periods. Similarly, members of the Senate will be eligible for immediate reelection for two additional term periods;

•	Local congresses will be allowed to establish consecutive reelection terms for mayoral, alderman or trustee posts for an additional term period, provided that such term period is no longer than three years; and

•	The total federal electoral votes needed for national parties to maintain its registration status in federal elections will be increased to 3%.

Penal System Reform

On March 5, 2014, the Código Nacional de Procedimientos Penales (the National Criminal Procedure Code) was published in the Official Gazette of the Federation. This reform includes, among others, the following features:

•	instead of following different criminal codes in each state, the new code will provide uniform rules for criminal procedure throughout the country;

•	the criminal procedure will follow all of the principles recognized in the Mexican Constitution and in international treaties to promote a more expedited process; and

•	the increased protection of victims and their rights, the presumption of innocence and the respect for due process.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

General

We earn income from:

•	export sales, which consist of sales of crude oil and condensates, petroleum products and petrochemical products;

•	domestic sales, which consist of sales of natural gas, petroleum products (such as gasoline, diesel fuel and LPG) and petrochemical products; and

•	other sources, including financial and investment income and insurance revenues.

Our operating expenses include:

•	cost of sales, including the cost of purchases of imported petroleum and other products, depreciation and amortization, salaries, wages and benefits, a portion of the net cost of employee benefits for the period, the variation of inventories, maintenance, and exploration and non-successful drilling expenses;

•	transportation and distribution expenses (including a portion of the net cost of employee benefits for the period); and

•	administrative expenses (including a portion of the net cost of employee benefits for the period).

Our income is affected by a number of factors, including:

•	changes in international prices of crude oil, petroleum products and petrochemical products, which are denominated in U.S. dollars, and domestic prices of petroleum products, which are denominated in pesos;

•	the type and volume of crude oil produced and exported;

•	the type and volume of natural gas produced, processed and sold;

•	the results of development and exploration activities;

•	the amount of taxes and duties that the Mexican Congress imposes on us;

•	fluctuations in the peso-U.S. dollar exchange rate; and

•	Mexican and global economic conditions, including the levels of international interest rates.

Overview

2013 was an important year for us, as we witnessed the approval of significant changes to the Mexican Constitution pursuant to the Energy Reform Decree that will enable the Mexican Government to use a variety of contractual arrangements to carry out upstream and downstream activities, taking into account geological, geographic, economic and commercial considerations. We believe that the changes contemplated by the Energy Reform Decree will allow for a transparent and clear division of roles among participants in the Mexican hydrocarbons industry, including Petróleos Mexicanos. Petróleos Mexicanos will transform into a productive state-owned company focused on value creation that will act as the Mexican Government’s operator in the Mexican hydrocarbons industry. The Ministry of Energy, together with the NHC and the SHCP, will administer the ownership of Mexico’s hydrocarbon resources. See “Item 4—Information on the Company—History and Development—Energy Reform” for more information about the changes to be implemented in connection with the Energy Reform Decree.

With respect to our exploration and production activities, we experienced a decline in heavy and extra-light crude oil production in 2013 due to the progression into the transition zone of the oil-water contact and the natural decline in production of certain wells located in the Cantarell business unit and in the Caparroso-Pijije-Escuintle and Sen projects. This decline was offset in part by the increase in light crude oil production resulting from the addition of new fields. Most of these new fields are located in the Southeastern basins, which we expect will continue to be one of our most productive regions. Natural gas production decreased during 2013 due to lower volumes from the Veracruz, Delta del Grijalva, Crudo Ligero Marino, Ixtal-Manik and Costero Terrestre projects.

Our exploration activities in 2013 led to the discovery of additional shale formations and the drilling of successful deepwater wells, including the Maximino-1 well in the Área Perdido region, the deepest deepwater well in Mexico and one of the deepest in the world. In addition, we made progress in the development phase of the Lakach project, which is expected to be Mexico’s first productive deepwater field. Lakach is a non-associated natural gas field with 103.2 million barrels of oil equivalent of proved reserves. We also continued to apply technological innovation in field development, such as drilling 36 horizontal wells in the ATG business unit in 2013 in order to maximize reservoir contact. Although horizontal wells represented only 1.7% of the total number of operating wells in the ATG business unit, production from these wells represented 14.0% of the business unit’s total production. In these ways, we have continued innovating and developing new exploitation strategies in one of Mexico’s most promising, yet geologically complex, regions.

During 2013, we also made significant progress in connection with our downstream activities. We have been able to identify areas of opportunity to increase value creation and gradually improve the safety and reliability of our facilities and operational and administrative processes. With respect to our refining activities, we increased the amount of light crude oil processed in our refining system, and thereby decreased the proportion of heavy crude oil relative to total crude oil processed, in order to reduce the overproduction of residual products. In 2013, the reconfiguration of the Minatitlán refinery continued to generate positive results and contributed to the overall performance of our refining activities, which included higher production of light and medium distillates, such as gasoline, diesel and jet fuel, and lower fuel oil production. Although our refining capacity usage improved, from 71.6% in 2012 to 73.1% in 2013, our refining margins were negative primarily due to the fluctuation of prices of crude oil and its derivatives in the international markets. We will continue to work to identify and address weaknesses in our refining processes in order to generate greater value.

With respect to our petrochemicals operations, the Board of Directors of Petróleos Mexicanos approved a joint venture with Mexichem, pursuant to which Pemex-Petrochemicals contributed its vinyl chloride and ethylene plants at the Pajaritos petrochemical complex. We expect that the joint venture with Mexichem will lead to more effective integrated operations and increase production of vinyl chloride, which is used to make polyvinyl chloride (also known as PVC). In 2013, Pemex-Petrochemicals’ total annual production increased by 972 thousand tons of petrochemical products as compared to 2012, mainly driven by increased production in the aromatics chain. In addition, natural gas processing increased by 22 million cubic feet per day in 2013 due to a higher supply of natural gas from our exploration and production activities, which in turn led to a 1.8% increase in dry gas production. In these ways, we sought to strengthen our industrial processes in order to increase output and enhance value creation.

Our financial results for 2013 reflect both the individual challenges that we faced as well as those affecting the global oil and gas industry. We reported a net loss of Ps. 170.1 billion in 2013 mainly due to decreases in sales and other revenues, net, as well as the foreign exchange loss caused by the depreciation of the peso against the U.S. dollar and the euro in 2013 as compared to 2012. Lower prices of crude oil and its derivatives, combined with an increase in general expenses, had a particularly strong impact on our financial results for the year.

We believe that the changes set forth in the Energy Reform Decree will offer us an unprecedented opportunity to improve our operational and financial results in the near future because the conversion of Petróleos Mexicanos into a productive state-owned company is expected to allow us to emphasize value creation.

Moreover, we believe that the new domestic industrial landscape will foster greater interaction and collaboration among the participants along the entire value chain, which will progressively lead to more frequent exchanges of technology and know-how and ultimately create greater efficiency and profitability for us.

Critical Accounting Policies

Some of our accounting policies require the application of estimates, judgments and assumptions by management which affect the reported amounts of assets and liabilities as of the date of our financial statements, as well as the reported amounts of revenues and expenses during the periods presented in this report. By their nature, these estimates, judgments and assumptions are subject to a degree of uncertainty and are based on: our historical experience; terms of existing contracts; management’s view of trends in the oil and gas industry, both internationally and within Mexico; economic factors in Mexico; and information from outside sources. We believe that the following critical accounting policies, among others, affect management’s judgments and estimates used in the preparation of our consolidated financial statements according to IFRS, and could potentially impact our financial results and future financial performance. There can be no assurance that actual results do not differ from these estimates. These policies are more fully described in Note 3 to our consolidated financial statements included herein.

Successful Efforts Method of Oil and Gas Accounting

We apply the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources,” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether such reserves are commercially viable. Otherwise, the costs of drilling an exploratory well are charged to exploration expense. Other expenditures on exploration are charged to exploration expense, as incurred.

Depreciation and amortization of capitalized costs associated with wells are based on the estimated commercial life of the field to which the well corresponds, taking into account the relationship between the field’s production levels for the period and proved developed reserves, as of the beginning of the year and as updated on a quarterly basis for new development investments.

Reserves estimates are determined in accordance with earth science and petroleum engineering principles and practices pursuant to Rule 4-10(a) and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance and developments in oil field technology.

Downward revision of reserves estimates can result in: higher depreciation and depletion expense per barrel in future periods; an immediate write-down of an asset’s book value in accordance with accounting rules for the impairment of properties; or changes in our accrual of the asset retirement obligation. An impairment of oil and gas producing fixed assets will result if the downward revisions are so significant that the estimated future cash flows from the remaining reserves in the field are insufficient to recover the unamortized capitalized costs. Conversely, if the oil and gas reserves quantities are revised upward, our per barrel depreciation and depletion expense will be lower.

The application of successful efforts accounting can also cause material fluctuations between periods in exploration expenses if drilling results are different than expected or if we change our exploration and development plans. The determination that exploratory drilling was unsuccessful in finding economically producible reserves requires the immediate expensing of previously capitalized drilling costs. We make periodic assessments of the amounts included within intangible assets to determine whether capitalization is initially appropriate and should continue. Exploration wells capitalized beyond 12 months are subject to additional evaluation as to whether the facts and circumstances have changed, and therefore whether the conditions described below no longer apply. Exploration wells more than 12 months old are expensed unless: they are in an area requiring major capital expenditures before production can begin, commercially productive quantities of reserves have been found, and they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or proved reserves are identified within 12 months following the completion of exploratory drilling.

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

We do not recognize the obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs, and, accordingly, we lack sufficient information to reasonably determine the date on which they will be decommissioned.

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

Impairment of Non-Financial Assets

At each reporting date, we evaluate whether there is objective evidence that non-financial assets are impaired. Significant judgment is required to appropriately assess the recoverable amount, represented by the higher of the value in use and the fair value, less costs to sell, of our reporting units. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding projected commodity sales prices, production and overhead costs and foreign currency exchange rates and inflation could materially affect the anticipated cash flows to be generated by non-financial assets, thereby affecting the evaluations of the carrying values of those non-financial assets.

Income Taxes

As described under “Item 4—Information on the Company—Taxes and Duties” above and in Note 17 to our consolidated financial statements included herein, the current fiscal regime applicable to Petróleos Mexicanos and the subsidiary entities became effective on January 1, 2006 and amendments to the fiscal regime applicable to Pemex-Exploration and Production became effective on January 1, 2008, January 1, 2009, January 1, 2010 and January 1, 2011. In addition, PMI and P.M.I. Norteamérica, S.A. de C.V. are subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate.

Petróleos Mexicanos and the subsidiary entities (except Pemex-Exploration and Production) are required to estimate taxable income according to IAS 12, “Income Taxes.” This process involves an estimation of our actual current tax and an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred assets will be recovered from future taxable income.

Management judgment is required in determining our provision for income taxes. In the event that actual results differ from our estimates, any adjustments recorded will affect our net income during the corresponding period.

Contingencies

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome. Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. We do not recognize contingent revenues, earnings or assets until their realization is assured. See “Item 8—Financial Information—Legal Proceedings—Civil Actions” and Note 23 to our consolidated financial statements included herein.

Employee Benefits

We operate a defined benefit pension plan under which we make contributions to a fund that is administrated separately. We recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur. The costs of prior services are recognized within profit or loss for the period in which they are incurred. Our net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan. In addition, seniority premiums payable for disability are recognized within other long-term employee benefits. Termination benefits are recognized in profit or loss for the period in which they are incurred.

Benefits to employees were approximately 50.1% and 56.1% of our total liabilities as of December 31, 2013 and 2012, respectively, and any adjustments recorded will affect our net income during the corresponding period.

Recently Issued Accounting Standards

Notes 3(t) and 3(u) to our audited consolidated financial statements discusses new accounting interpretations and revisions under IFRS that apply to annual periods beginning on or after January 1, 2013. There are no additional standards, amendments or interpretations that, even though not yet effective, could have a material impact on our financial statements included in this report.

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

The following table sets forth the weighted average market price per barrel of crude oil that PMI received from exports and the average price of its benchmark, West Texas Intermediate crude oil, for the years indicated. Note that the average prices of West Texas Intermediate crude oil are higher than the average prices of crude oil that we export. This is primarily due to the higher cost of refining sour crude oils, which make up a majority of our exports. Since 2011, the average prices of crude oil that we export have been higher than the average price of West Texas Intermediate crude oil, primarily due to the increased supply of light crude oil in the United States. See “Item 4—Information on the Company—Business Overview—International Trading.”

	Year ended December 31,
	2009		2010		2011		2012		2013
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $	61.92	U.S. $	79.45	U.S. $	95.04	U.S. $	94.13	U.S. $	98.01
PEMEX crude oil weighted average export price		57.42		72.46		101.13		101.82		98.46

Note:	The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On May 14, 2014, the spot price for West Texas Intermediate crude oil was U.S. $102.15 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $97.64 per barrel.

Sources: PMI operating statistics and Platt’s U.S. Marketscan (McGraw-Hill Company).

Domestic Prices

The formulas used to determine prices for petroleum products and petrochemical products sold in the Mexican market are determined by the SHCP and the Energy Regulatory Commission, in accordance with the Federal Public Administration Organic Law, the Ley de Planeación (Planning Law), the Reglamento Interior (Internal Regulations) of the SHCP and the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law). The SHCP and the Energy Regulatory Commission receive input from us and other governmental ministries through committees composed of officers of Petróleos Mexicanos, the subsidiary entities, some of the subsidiary companies, and representatives of various government ministries, including, among others, the SHCP, the Ministry of Energy, the SFP, and the Secretaría de Economía (Ministry of Economy). The SHCP and the Energy Regulatory Commission determine wholesale and first-hand sale prices based on opportunity cost, which considers international prices, and makes adjustments to reflect transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is determined based on the wholesale price plus the value added tax, the retailer’s margin and freight costs. The SHCP adjusts prices for petroleum and petrochemical products sold in the Mexican market, so that they are consistent with the Mexican Government’s macroeconomic targets. See “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “—Gas and Basic Petrochemicals—Pricing Decrees.”

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	2009				2010				2011				2012				2013
	Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.
Petroleum Products
Unleaded regular gasoline(1)	U.S. $	91.02	U.S. $	91.49	U.S. $	104.52	U.S. $	108.49	U.S. $	118.55	U.S. $	140.36	U.S. $	131.36	U.S. $	145.42	U.S. $	143.36	U.S. $	139.70
Premium gasoline(1)		112.93		102.91		124.40		120.29		132.67		152.62		139.82		159.03		150.46		156.82
Diesel(1)		92.47		99.78		109.04		119.78		123.15		154.25		135.95		159.89		147.85		158.62
Jet fuel(2)		70.89		69.77		91.73		90.42		126.53		126.15		137.29		129.08		124.55		123.11
Kerosene(3)		92.48		71.49		109.05		92.51		123.16		125.84		135.96		128.37		147.85		122.78
Natural Gas(4)
Industrial		4.43		5.33		5.25		5.49		4.98		5.11		3.63		3.87		5.27		4.66
Residential		15.66		12.14		15.98		11.39		15.89		11.03		12.73		10.71		15.22		10.33
Selected Petrochemicals
Ammonia(5)		265.37		232.61		350.62		368.97		496.17		533.62		530.77		562.83		453.92		505.16
Polyethylene L.D.(6)		1,226.69		1,058.65		1,774.97		1,550.14		1,834.27		1,624.92		1,667.72		1,447.47		1,701.00		1,493.94
Polyethylene H.D.(7)		1,107.00		955.40		1,425.04		1,225.04		1,588.15		1,365.56		1,576.48		1,359.29		1,660.18		1,438.83
Styrene(8)		1,098.36		1,005.90		1,486.17		1,301.93		1,728.37		1,511.64		1,825.91		1,559.16		1,991.57		1,706.27

(1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices in Houston, Texas. Sources for data accompanying note (1): Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).
(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne). Sources for data accompanying note (2): Pemex-Refining and Platt’s U.S. Marketscan (McGraw-Hill Company).
(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude taxes. Sources for data accompanying note (3): Pemex-Refining and Petroleum Marketing Monthly, published by the Energy Information Administration (Kerosene Type Jet Fuel, end users).
(4)	In U.S. dollars per thousand cubic feet. Including taxes. Industrial natural gas prices for Mexico are estimated national average first-hand sales prices for the industrial sector. Industrial natural gas prices for the United States are national average prices for industrial users. Residential natural gas prices for Mexico are estimated national average prices for end-users. Residential natural gas prices for the United States are national average prices for end-users. Sources for data accompanying note (4): Pemex Retail Prices Management, Pemex-Gas and Basic Petrochemicals, Energy Regulatory Commission and Natural Gas Navigator, published by the Energy Information Administration.
(5)	In U.S. dollars per ton. Prices exclude taxes. Mexican basis prices at Cosoleacaque Petrochemical Plant. Spot prices for the Caribbean. Sources for data accompanying note (5): Pemex-Petrochemicals, Fertecon Ammonia Report and Argus FMB Ammonia.
(6)	In U.S. dollars per ton. PX 20020 P quality. Prices exclude taxes. Mexico prices to end consumers. U.S. prices are for exports. Sources for data accompanying note (6): Pemex-Petrochemicals and ICIS-Pricing.
(7)	In U.S. dollars per ton. PADMEX 65050 quality. Prices exclude taxes. Mexico prices to end consumers. U.S. prices are for exports. Sources for data accompanying note (7): Pemex-Petrochemicals and ICIS-Pricing.
(8)	In U.S. dollars per ton. Prices exclude taxes. Mexico prices to end consumers. U.S. reference prices are an average of contract and spot prices. Sources for data accompanying note (8): Pemex-Petrochemicals and ICIS-Pricing.

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2011		2012		2013
	(in millions of pesos)(1)
Hydrocarbon extraction duties and others	Ps.	871,686	Ps.	898,398	Ps.	857,356
Hydrocarbons income tax		(677)		2,393		3,788
Income tax		3,638		1,855		3,752
IEPS tax(2)		—		—		—

Total	Ps.	874,647	Ps.	902,646	Ps.	864,896

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes and Duties.” Numbers may not total due to rounding.
(1)	Figures are stated in nominal pesos.
(2)	During 2011, 2012 and 2013, no IEPS tax was generated due to negative IEPS tax rates, as explained below.

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

From the end of 2005 through April 2014, the retail prices of gasoline and diesel have been less than the sum of Pemex-Refining’s wholesale price, the value-added tax, the freight to gas stations and the retailer’s margin, which has generated a “negative” IEPS tax rate, and, therefore, no IEPS tax was paid during these years. Beginning in 2006, the Federal Revenue Law established that PEMEX was permitted to credit negative IEPS taxes against its IEPS tax liability. Any remaining surplus could then be credited first toward its value added tax liability and then toward ordinary hydrocarbon duties. These IEPS tax credits are recorded in our income statement under “other revenues.” In 2013, we were permitted to credit Ps. 94.5 billion of negative IEPS tax, of which we credited Ps. 81.4 billion against our IEPS tax and value added tax liabilities. The remaining surplus was credited against the Ordinary Hydrocarbons Duty.

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

See “Item 4—Information on the Company—History and Development—Energy Reform” for information regarding the changes that will occur with regard to our relation with the Mexican Government in the future as a result of the enactment of the Energy Reform Decree.

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the Mexican National Consumer Price Index, or NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, along with turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was 3.8% in 2007, 6.5% in 2008, 3.6% in 2009, 4.4% in 2010, 3.8% in 2011, 3.6% in 2012 and 4.0% in 2013.

We do not use inflation accounting, unless the economic environment in which we operate qualifies as “hyperinflationary,” as defined by IFRS. In accordance with IFRS, the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is 100% or more. Because the economic environment in the three-year periods ended December 31, 2011, 2012 and 2013 did not qualify as hyperinflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2011, 2012 and 2013 included herein.

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

Export Agreements

Even though Mexico is not a member of OPEC, in the past, following OPEC announcements of production cuts and increases of production, and in order to maintain oil market stability, Mexico has announced increases and decreases in Mexico’s crude oil exports in connection with increases or decreases of crude oil production by other oil producing countries. However, since 2004, we have not changed our export levels as a result of announcements by OPEC, and we believe that Mexico has no plans to change our current level of crude oil exports.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Sales

Total sales decreased by 2.3% in 2013, from Ps. 1,646.9 billion in 2012 to Ps. 1,608.2 billion in 2013. This decrease resulted primarily from a decrease in sales of crude oil and lower average sales prices of Mexican crude oil in the international markets.

Domestic Sales

Domestic sales increased by 5.0% in 2013, from Ps. 867.0 billion in 2012 to Ps. 910.2 billion in 2013, primarily due to increases in the average price of gasoline and diesel. Domestic sales of natural gas increased by 38.3% in 2013, from Ps. 51.2 billion in 2012 to Ps. 70.8 billion in 2013, as a result of an increase in the price of natural gas and a 1.8% increase in the volume of domestic sales of natural gas, from 3,402 million cubic feet per day in 2012 to 3,464 million cubic feet per day in 2013. Domestic sales of petroleum products increased by 3.3% in 2013, from Ps. 779.6 billion in 2012 to Ps. 805.5 billion in 2013, primarily due to higher gasoline, diesel and LPG prices. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 6.4%, from Ps. 36.2 billion in 2012 to Ps. 33.9 billion in 2013, due to a decrease in the prices of most petrochemical products sold by us, despite a 173.9% increase in the volume of petrochemical product sales.

Export Sales

Export sales decreased by 11.0% in peso terms in 2013, from Ps. 772.7 billion in 2012 to Ps. 687.7 billion in 2013. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties decreased by 9.9% in peso terms, from Ps. 687.9 billion in 2012 to Ps. 619.8 billion in 2013. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are U.S. dollar-denominated) decreased by 7.3% in 2013, from U.S. $52.3 billion in 2012 to U.S. $48.5 billion in 2013. This decrease was primarily due to a 5.3% decrease in the volume of crude oil exports and a 3.3% decrease in prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 67.9 billion in 2013, 19.9% lower in peso terms than the Ps. 84.8 billion of additional revenues generated in 2012, mainly due to lower international prices of crude oil and other products traded by the PMI Group. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2013 was U.S. $98.46, or 3.3%, lower than the weighted average price of U.S. $101.82 in 2012.

Crude oil export sales by Pemex-Exploration and Production to PMI accounted for 88.5% of total export sales (excluding the trading activities of the PMI Group) in 2013, as compared to 89.9% in 2012. These crude oil sales decreased in peso terms by 11.3% in 2013, from Ps. 618.1 billion in 2012 to Ps. 548.4 billion in 2013, and decreased in dollar terms by 8.7% in 2013, from U.S. $47.0 billion in 2012 to U.S. $42.9 billion in 2013. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2013 was U.S. $98.54, 3.3% lower than the weighted average price of U.S. $101.86 in 2012.

Export sales of petroleum products, including natural gas and natural gas liquids, by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties increased from 9.6% of total export sales (excluding the trading activities of the PMI Group) in 2012 to 11.2% of those export sales in 2013. Export sales of petroleum products, including natural gas and natural gas liquids, increased by 4.7%, from Ps. 66.0 billion in 2012 to Ps. 69.1 billion in 2013, primarily due to an increase in the volume of fuel oil sold. In dollar terms, export sales of petroleum products, including natural gas and natural gas liquids, increased by 8.0%, from U.S. $5.0 billion in 2012 to U.S. $5.4 billion in 2013. Export sales of natural gas increased by 300.0%, from Ps. 0.01 billion in 2012 to Ps. 0.04 billion in 2013. This increase was mainly due to an increase in the price and volume of natural gas sold as a result of higher demand in the international market.

Petrochemical products accounted for the remainder of export sales in 2012 and 2013. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 40.5% in 2013, from Ps. 3.7 billion in 2012 to Ps. 2.2 billion in 2013, primarily as a result of decreases in the prices and volumes of ammonia, butadiene and ethylene. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 39.4% in 2013, from U.S. $282.6 million in 2012 to U.S. $171.3 million in 2013.

Services Income

In 2012 and 2013, services income amounted to Ps. 7.2 billion and Ps. 10.3 billion, respectively. Services income increased by Ps. 3.1 billion, or 43.1%, during 2013, primarily as a result of a Ps. 2.1 billion increase in insurance revenues from Kot AG and a Ps. 1.1 billion increase in the amount of fees collected by Pemex-Gas and Basic Petrochemicals for freight and pipeline transportation services provided to third parties.

Cost of Sales and General Expenses

Cost of sales decreased by 2.2%, from Ps. 832.5 billion in 2012 to Ps. 814.0 billion in 2013. This decrease was mainly due to a decrease of Ps. 39.3 billion in purchases of imported gasoline and diesel, a Ps. 1.8 billion decrease in costs associated with exploration activities and a Ps. 1.3 billion decrease in expenses incurred in connection with unsuccessful exploratory well projects. This decrease was offset by a Ps. 13.6 billion increase in operational expenses, a Ps. 5.0 billion increase in employee wages and benefits, a Ps. 4.8 billion increase in provisions and a Ps. 11.5 billion increase in the net periodic cost of employee benefits in 2013, which was primarily due to the change in the applicable discount rate from 6.90% in 2012 to 8.45% in 2013 and the expected rate of return on plan assets for retirement benefits.

General expenses increased by 11.0%, from Ps. 118.1 billion in 2012 to Ps. 131.1 billion in 2013. This increase was primarily due to a Ps. 7.2 billion increase in the net cost of employee benefits for the period and a Ps. 5.1 billion increase in operating expenses, which was primarily composed of a Ps. 3.4 billion increase in employee wages and benefits, a Ps. 539.3 million increase in the purchase of materials, a Ps. 225.4 million increase in freight services and a Ps. 523.7 million increase in taxes and duties.

Other Revenues (Principally IEPS Benefit), Net

Other revenues, net, decreased by 69.1% in 2013, from Ps. 209.0 billion in 2012 to Ps. 64.5 billion in 2013, primarily due to a lower credit attributable to the negative IEPS tax rate in 2013 as compared to 2012, which is generated when the prices at which we sell gasoline and diesel in the domestic market are lower than the international market prices for such products. As a result, we recognized revenues from IEPS tax credits of Ps. 214.1 billion in 2012 and Ps. 94.5 billion in 2013.

Financing Income

Financing income increased by 5.6% in 2013, from Ps. 23.2 billion in 2012 to Ps. 24.5 billion in 2013, primarily due to a Ps. 6.2 billion increase in interest income, which was partially offset by a Ps. 4.9 billion decrease in net income associated with certain DFIs.

Financing Cost

Financing cost decreased by 25.9% in 2013, from Ps. 73.0 billion in 2012 to Ps. 54.1 billion in 2013, primarily due to a Ps. 12.5 billion decrease in costs associated with certain DFIs and a Ps. 6.4 billion decrease in interest expense.

Foreign Exchange, Net

A substantial portion of our indebtedness, 80.2% at December 31, 2013, is denominated in foreign currencies. The depreciation of the peso in 2013 therefore resulted in a Ps. 48.8 billion, or 108.8%, decrease in our foreign exchange, net, from approximately Ps. 44.8 billion in 2012 to a loss of approximately Ps. 4.0 billion in 2013. The value of the peso in dollar terms depreciated by 0.5% in 2013, from Ps. 13.0101 = U.S. $1.00 on December 31, 2012 to Ps. 13.0765 = U.S. $1.00 on December 31, 2013, as compared to a 7.5% appreciation of the peso in dollar terms in 2012.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) decreased by 4.2% in 2013, from Ps. 902.6 billion in 2012 to Ps. 864.9 billion in 2013, largely due to lower average crude oil prices. In 2013, duties and taxes represented 53.8% of total sales, whereas in 2012 they represented 54.8% of total sales, because the decrease in our sales in 2013 directly impacted the amount of taxes and duties owed.

Net Income/Loss

In 2013, we had a net loss of Ps. 170.1 billion from Ps. 1,608.2 billion in total sales revenues, as compared to a net income of Ps. 2.6 billion from Ps. 1,646.9 billion in total sales revenues in 2012. This decrease in net income in 2013 is mainly explained by a decrease in sales of Ps. 38.7 billion, a decrease in other revenues, net of Ps. 144.5 billion, which was primarily due to a lower credit attributable to the negative IEPS tax rate in 2013 as compared to 2012, and the foreign exchange loss caused by the depreciation of the peso against the U.S. dollar and the euro in 2013 as compared to 2012. This decrease was partially offset by a Ps. 18.5 billion decrease in cost of sales, a Ps. 18.9 billion decrease in financing cost, a Ps. 1.3 billion increase in financing income and a Ps. 37.7 billion decrease in taxes and duties.

Other Comprehensive Results

In 2013, we had an income of Ps. 254.3 billion in other comprehensive results, as compared to a loss of Ps. 376.8 billion in 2012, due to a decrease in the reserve for employee benefits that resulted from an increase in the rate of Mexican Government bonds, which is used to determine the discount rate applied as part of the actuarial computation method.

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

Cost of Sales and General Expenses

Cost of sales increased by 6.9%, from Ps. 778.8 billion in 2011 to Ps. 832.5 billion in 2012. This increase was mainly due to an increase of Ps. 20.1 billion in gasoline, fuel oil and diesel purchases, operational expenses of Ps. 11.4 billion and conservation and maintenance expenses of Ps. 10.5 billion.

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

Other Revenues (Principally IEPS Benefit), Net

Other revenues, net, increased by 10.5% in 2012, from Ps. 189.1 billion in 2011 to Ps. 209.0 billion in 2012, primarily due to higher profits resulting from the negative IEPS tax rate in 2012 as compared to 2011, due to the fact that international prices rose faster than domestic prices for products subject to the IEPS tax. As a result, we recognized revenues from IEPS tax credits of Ps. 178.9 billion in 2011 and Ps. 214.1 billion in 2012.

Financing Income

Financing income decreased by 24.2% in 2012, from Ps. 30.6 billion in 2011 to Ps. 23.2 billion in 2012, primarily due to a Ps. 1.7 billion decrease in interest income, as well as a Ps. 5.7 billion decrease in net income associated with certain DFIs.

Financing Cost

Financing cost increased by 15.5% in 2012, from Ps. 63.2 billion in 2011 to Ps. 73.0 billion in 2012, primarily due to a Ps. 10.9 billion increase in interest expense, which was partially offset by a Ps. 1.1 billion decrease in costs associated with certain DFIs.

Foreign Exchange, Net

A substantial portion of our indebtedness, 80.5% at December 31, 2012, is denominated in foreign currencies. The appreciation of the peso in 2012 therefore resulted in a Ps. 104.9 billion, or 174.5%, increase in our foreign exchange, net, from a foreign exchange loss of Ps. 60.1 billion in 2011 to a Ps. 44.8 billion foreign exchange gain in 2012. The value of the peso in dollar terms appreciated by 7.5% in 2012, from Ps. 13.9904 = U.S. $1.00 on December 31, 2011 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012, as compared to a 13.2% depreciation of the peso in dollar terms in 2011.

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

Net Income/Loss

In 2012, we had a net income of Ps. 2.6 billion from Ps. 1,646.9 billion in total sales revenues, as compared to a net loss of Ps. 106.9 billion from Ps. 1,558.5 billion in total sales revenues in 2011. This increase in net income in 2012 is primarily explained by the Ps. 104.9 billion increase in our foreign exchange, net, due to the appreciation of the peso against the U.S. dollar and the euro during 2012 as compared to 2011. This increase was only partially offset by an increase in cost of sales as a result of higher gasoline prices, an increase in financing cost, a decrease in financing income and an increase in general expenses.

Other Comprehensive Results

In 2012, we had a Ps. 376.8 billion loss in other comprehensive results, as compared to a Ps. 6.4 billion loss in 2011, due to an increase in the reserve for employee benefits that resulted from a decrease in the rate of Mexican Government bonds, which is used to determine the discount rate applied as part of the actuarial computation method.

Liquidity and Capital Resources

Equity Structure and Certificates of Contribution “A”

Our total equity as of December 31, 2013 was negative Ps. 185.2 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 565.3 billion. Under the Commercial Bankruptcy Law of Mexico, decentralized public entities such as Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding.

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

In December 2009, Petróleos Mexicanos capitalized interest on funds provided by the Mexican Government in the amount of Ps. 467.2 million. In December 2010, Petróleos Mexicanos capitalized interest in the amount of Ps. 0.122 million, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works. During 2012 and 2013, there was no capitalization of interest.

Cash Flows from Operating, Financing and Investing Activities

During 2013, net funds provided by operating activities totaled Ps. 190.3 billion, as compared to Ps. 213.3 billion in 2012. Net loss was Ps. 170.1 billion, as compared to net income of Ps. 2.6 billion in 2012. Our net cash flows from financing activities totaled Ps. 10.3 billion in 2013, as compared to negative net cash flows from financing activities of Ps. 10.6 billion in 2012. During 2013, we applied net cash flows of Ps. 244.2 billion for net investments at cost in fixed assets, including exploration expenses, as compared to our application of cash flows of Ps. 199.3 billion in 2012 for net investments at cost in fixed assets, including exploration expenses.

At December 31, 2013, our cash and cash equivalents totaled Ps. 80.7 billion, as compared to Ps. 119.2 billion at December 31, 2012.

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

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures for 2014 total approximately Ps. 286.7 billion. For a general description of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

In 2013, in nominal peso terms, Pemex-Exploration and Production invested a total of Ps. 212.6 billion in capital expenditures on exploration and production. In 2014, Pemex-Exploration and Production has 26 projects in its capital expenditures budget, for which Ps. 230.9 billion has been budgeted. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investments in Exploration and Production.”

Pemex-Refining invested in four infrastructure projects in 2013 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 29.8 billion in capital expenditures in nominal peso terms. In 2014, Pemex-Refining expects to invest Ps. 40.7 billion in capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2014, Pemex-Gas and Basic Petrochemicals expects to invest Ps. 7.5 billion in capital expenditures, as compared to Ps. 5.4 billion of capital expenditures in 2013. For more detail on the expenditures for and purpose of Pemex-Gas and Basic Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments.”

In 2014, Pemex-Petrochemicals expects to invest Ps. 5.4 billion in capital expenditures for eight projects, as compared to Ps. 4.0 billion of capital expenditures in 2013. For more detail on the expenditures for and purpose of Pemex-Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Petrochemicals—Investments.”

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

As of December 31, 2013, Petróleos Mexicanos had U.S. $3.3 billion in lines of credit in order to ensure liquidity, of which U.S. $3.1 billion was available.

A number of our financing agreements contain restrictions on (a) our ability to create liens on our assets to secure external indebtedness, subject to certain exceptions, (b) our ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) our ability to merge or consolidate with other entities or to sell all or substantially all of our assets. In addition, a number of our financing agreements contain longstanding event of default provisions based on the legal framework in effect before the Energy Reform Decree was enacted, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos, or if Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. We plan to request waivers or consents from our lenders and bondholders, as necessary, with respect to these provisions once the secondary legislation implementing the Energy Reform Decree becomes effective. The secondary legislation implementing the Energy Reform Decree is, however, expected to include, among other things, additional details regarding the contractual regime that will be applicable to us and changes to our corporate structure as part of Petróleos Mexicanos’ conversion to a productive state-owned company. These changes could cause us to default on certain financing agreements in the event that we are unable to obtain waivers from our lenders or bondholders, as applicable. For more information, see “Item 3—Key Information—Risk Factors—Considerations Related to Mexico—The effects of the Energy Reform Decree and its implementation are uncertain but likely to be material.”

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

Financing Activities

2014 Financing Activities. During the period from January 1 to May 14, 2014, we participated in the following activities:

•	On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000,000 of its debt securities under its U.S. $32,000,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $500,000,000 of its 3.125% Notes due 2019; (2) U.S. $500,000,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (3) U.S. $3,000,000,000 of its 6.375% Bonds due 2045. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On January 23, 2014, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $32,000,000,000 to U.S. $42,000,000,000.

•	On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside of Mexico of Ps. 2,616,050,000 of Certificados Bursátiles in the form of global depositary notes (or GDNs), and (2) a concurrent offering to the public in Mexico of Ps. 4,883,950,000 of Certificados Bursátiles not represented by GDNs. The issuance represented the second reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate for Ps. 2,000,000,000 due 2019, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for UDI equivalent to Ps. 2,999,999,997.62 due 2026. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 10, 2014, Pemex-Exploration and Production obtained a letter of credit for Ps. 513,809,939 that matures on May 9, 2014.

•	On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000,000 from its revolving credit line, which bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR) and matures on May 22, 2014.

•	On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000,000 from an export credit agency, which bears interest at a rate of 2.351% and matures in March 2018.

•	On April 16, 2014, Petróleos Mexicanos issued €1,000,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos’ U.S. $42,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	Between January 1 and May 14, 2014, P.M.I. Holdings B.V. obtained U.S. $530,000,000 from its revolving credit line and repaid U.S. $1,080,000,000. As of April 30, 2014, there was no outstanding balance under this facility.

2013 Financing Activities. During the period from January 1 to December 31, 2013, we participated in the following activities:

•	On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $22,000,000,000 to U.S. $32,000,000,000.

•	On January 30, 2013, Petróleos Mexicanos issued U.S. $2,100,000,000 of its 3.500% Notes due 2023. The notes were issued under Petróleos Mexicanos’ U.S. $32,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On January 4 and 11, 2013, P.M.I. Trading, Ltd. obtained and repaid, respectively, a loan for U.S. $150,000,000 bearing interest at 1.0412%.

•	On February 28, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained two loans for U.S. $34,500,000, each of which bears interest at 3.80% and matures on February 7, 2023.

•	On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000,000 of Certificados Bursátiles due 2017 at a floating rate, which was the first reopening of the securities originally issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 6 and 8, 2013, P.M.I. Trading, Ltd. obtained and repaid, respectively, a loan for U.S. $50,000,000 bearing interest at 1.4217%.

•	On April 26, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained a loan for U.S. $33,830,338 bearing interest at 3.80%, which matures on February 22, 2023.

•	On June 7, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained a loan for U.S. $34,277,705 bearing interest at 3.80%, which matures on April 24, 2023.

•	On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000,000 of Certificados Bursátiles due 2017 at a floating rate, which was the second reopening of the securities originally issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000,000 under its revolving credit facility with Credit Agricole CIB, which was repaid on July 17, 2013.

•	On July 18, 2013, Petróleos Mexicanos issued U.S. $3,000,000,000 of its debt securities under Petróleos Mexicanos’ U.S. $32,000,000,000 Medium-Term Notes Program, Series C in four tranches: (1) U.S. $1,000,000,000 of its 4.875% Notes due 2024; (2) U.S. $1,000,000,000 of its 3.500% Notes due 2018; (3) U.S. $500,000,000 of its Floating Rate Notes due 2018; and (4) U.S. $500,000,000 of its 6.500% Bonds due 2041, which was the second reopening of its 6.500% Bonds due 2041 originally issued on June 2, 2011 and subsequently reopened on October 18, 2011. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 19, 2013, Petróleos Mexicanos issued U.S. $400,000,000 of notes due 2024, which bear interest at a fixed rate of 2.830%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On September 19, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000,000 of Certificados Bursátiles due 2019 at a floating rate. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 26, 2013, Petróleos Mexicanos issued Ps. 10,400,000,000 aggregate amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside Mexico of Ps. 1,075,000,000 of Certificados Bursátiles in the form of GDNs, and (2) a concurrent offering to the public in Mexico of Ps. 9,325,000,000 of Certificados Bursátiles not represented by GDNs. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 30, 2013, Petróleos Mexicanos issued U.S. $750,000,000 of notes due 2024, which bear interest at LIBOR for 3 months plus 0.43%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On November 4, 2013, Petróleos Mexicanos issued U.S. $350,000,000 of notes due 2024, which bear interest at a fixed rate of 2.290%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On November 27, 2013, Petróleos Mexicanos issued €1,300,000,000 of its 3.125% Notes due 2020. These notes were issued under Petróleos Mexicanos’ U.S. $32,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On December 11, 2013, Petróleos Mexicanos issued Ps. 8,500,000,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside of Mexico of Ps. 1,165,550,000 of Certificados Bursátiles in the form of global depository notes (GDNs), and (2) a concurrent offering to the public in Mexico of Ps. 7,334,450,000 of Certificados Bursátiles not represented by GDNs. The issuance represented the first reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 1,100,000,000 of Certificados Bursátiles due 2019 at a floating rate, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On December 11, 2013, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2016.

•	On December 19, 2013, Petróleos Mexicanos borrowed Ps. 10,000,000,000 from its revolving credit facility with Banco Santander, S.A., which it repaid on December 30, 2013.

•	On December 27, 2013, Petróleos Mexicanos borrowed U.S. $135,000,000 from its revolving credit facility with Credit Agricole CIB, which it repaid on January 27, 2014.

•	From January 1 to December 31, 2013, P.M.I. Holdings B.V. obtained U.S. $5,793,000,000 from its revolving credit line and repaid U.S. $6,143,000,000.

2012 Financing Activities. During the period from January 1 to December 31, 2012, we participated in the following activities:

•	On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000,000 of its 4.875% Notes due 2022. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On February 14, 2012, P.M.I. Norteamérica, S.A. de C.V. obtained four direct loans for a total amount of U.S. $143,945,213 bearing interest at 3.50%, all of which mature in December 2021.

•	On March 12, 2012, P.M.I. Norteamérica, S.A. de C.V. obtained a direct loan for U.S. $37,997,960 bearing interest at 3.8%, which matures on January 27, 2022.

•	On March 28, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $125,000,000 bearing interest at 1.8635%, which was repaid on April 12, 2012.

•	On March 29, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 1,300,000,000 bearing interest at 5.264%, which was repaid on April 12, 2012.

•	On April 10, 2012, Petróleos Mexicanos issued CHF 300,000,000 of its 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On April 26, 2012, Petróleos Mexicanos issued AUD 150,000,000 of its 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On May 11, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 405,000,000 bearing interest at 5.070%, which was repaid on May 18, 2012.

•	On May 16, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 2,329,000,000 bearing interest at 5.050%, which was repaid on May 23, 2012.

•	On May 31, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 2,833,000,000 bearing interest at 5.160%, which was repaid on June 6, 2012.

•	On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000,000 each, which bear interest at a fixed rate of 2.0% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by the Export-Import Bank of the United States.

•	On July 18, 2012, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000,000, which bears interest at a floating rate linked to LIBOR and matures in July 2017.

•	On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000,000 of notes maturing December 2022, which bear interest at a fixed rate of 1.70%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On July 5 and 6, 2012, P.M.I. Trading, Ltd. obtained and repaid, respectively, a loan for U.S. $40,000,000 bearing interest at a rate of 1.6981%.

•	On October 19, 2012, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 5.50% Bonds due 2044, which was a reopening of the bonds issued on June 26, 2012. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On October 30, 2012, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2017. No disbursements have been made under this facility.

•	On November 16, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $50,000,000 bearing interest at 1.0272%, which was repaid on November 30, 2012.

•	On November 23, 2012, the CNBV authorized Petróleos Mexicanos to increase its Certificados Bursátiles Dual Program from Ps. 200,000,000,000 or its equivalent in UDIs to Ps. 300,000,000,000 or its equivalent in UDIs.

•	On November 28, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $70,000,000 bearing interest at 1.0332%, which was repaid on November 30, 2012.

•	On November 29, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $45,000,000 bearing interest at 1.0362%, which was repaid on November 30, 2012.

•	On November 29, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 806,000,000 bearing interest at 5.0462%, which was repaid on November 30, 2012.

•	On November 29, 2012, Petróleos Mexicanos issued, in the Mexican market, Ps. 24,999,999,578 of Certificados Bursátiles in three tranches: one at a floating rate for Ps. 11,500,000,000, which matures in 2017; the second at a fixed rate of 3.02% for 721,564,000 UDIs, equivalent to Ps. 3,499,999,578, which matures in 2028; and the third at a fixed rate for Ps. 10,000,000,000, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On December 21, 2012, Petróleos Mexicanos obtained a direct loan in the domestic market for Ps. 2,000,000,000 bearing interest at 6.55%, which matures on December 21, 2022.

•	On December 28, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 2,600,000,000 bearing interest at 5.0475%, which was repaid on January 11, 2013.

•	On December 31, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $50,000,000 bearing interest at 1.4574%, which was repaid on January 14, 2013.

•	During 2012, P.M.I. Holdings B.V. obtained U.S. $18,225,000,000 from its revolving credit line and repaid U.S. $17,325,000,000. As of December 31, 2012, the amount outstanding under this facility was U.S. $900,000,000.

In 2009, 2010 and 2011, Petróleos Mexicanos undertook the following activities to comply with the amendments to the Federal Law of Budget and Fiscal Accountability, which became effective in November 2008:

•	As a result of the elimination of our PIDIREGAS program, the Master Trust and Fideicomiso F/163 did not enter into any financings in 2009, 2010 or 2011, when the Master Trust and Fideicomiso F/163 were dissolved.

•	As of January 31, 2009, Petróleos Mexicanos recognized all PIDIREGAS-related financings as direct public debt for governmental accounting and budgeting purposes.

•	During the second half of 2009, Petróleos Mexicanos, the Master Trust, Fideicomiso F/163 and the relevant counterparties entered into assignment agreements and other similar agreements by which Petróleos Mexicanos assumed, as primary obligor, all of the rights and obligations of the Master Trust and Fideicomiso F/163 related to their respective financings, including bond issuances and banking arrangements.

•	Petróleos Mexicanos requested and obtained the authorization of the CNBV and BMV to conduct a public exchange offer for the voluntary acquisition and the assumption of the corresponding obligations under the seven series of publicly traded notes issued by Fideicomiso F/163. At a meeting in October 2009, the holders of these series of notes approved the cancellation of the notes, subject to the completion of the public offering described above. In December 2009, once the public offer was completed, the CNBV authorized the cancellation of the notes issued by Fideicomiso F/163 from the National Registry of Securities and Petróleos Mexicanos issued, as primary obligor, new publicly traded notes under the same terms and conditions as those originally issued by Fideicomiso F/163.

•	By December 31, 2009, Petróleos Mexicanos had effectively assumed all of the debt obligations of the Master Trust and Fideicomiso F/163, which now constitute direct debt obligations of Petróleos Mexicanos as primary obligor.

•	On August 16, 2011, Petróleos Mexicanos dissolved Fideicomiso F/163.

•	On December 20, 2011, Petróleos Mexicanos dissolved the Master Trust.

The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2013 based on short-and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S. $	1,524
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		2,571
Lines of credit with fixed interest rates		2,089

Total short-term debt	U.S. $	6,184

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 1.32810% to 10.61% and maturities ranging from 2015 to 2044 and perpetual bonds with no maturity date	U.S. $	45,694
Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2015 to 2022		6,276
Floating rate notes with maturities ranging from 2014 to 2020		5,428

Total variable rate instruments		11,704

Total long-term debt		57,398

Total indebtedness(1)	U.S. $	63,582

Note: Numbers may not total due to rounding.

(1)	Excludes U.S. $751.0 million of accrued interest and includes notes payable to contractors.

The table below sets forth our total indebtedness as of December 31 for each of the three years from 2011-2013.

Total Indebtedness of PEMEX

	As of December 31,(1)
	2011		2012		2013
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S. $	10,093	U.S. $	11,749	U.S. $	12,709
External debt in various currencies(3)
Bonds(4)		26,925		32,831		39,654
Direct loans(5)		7,197		5,792		3,848
Project financing(6)		9,032		7,583		5,977
Financial leases		243		178		302
Notes payable to contractors		1,872		1,656		1,092

Total external debt	U.S. $	45,269	U.S. $	48,040	U.S. $	50,873

Total indebtedness	U.S. $	55,362	U.S. $	59,789	U.S. $	63,582

Note: Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was U.S. $615.2 million, U.S. $691.6 million and U.S. $751.0 million at December 31, 2011, 2012 and 2013, respectively.
(2)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 13.9904 = U.S. $1.00 for 2011, Ps. 13.0101 = U.S. $1.00 for 2012 and Ps. 13.0765 = U.S. $1.00 for 2013. See Notes 3 and 12 to our consolidated financial statements included herein.
(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside of Mexico, and payable outside the territory of Mexico.
(4)	Includes, as of December 31, 2011, 2012 and 2013, U.S. $0.6 billion, U.S. $0.58 billion and U.S. $0.49 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “—Financing Activities of Pemex Finance, Ltd.” below.
(5)	Includes, as of December 31, 2011, 2012 and 2013, U.S. $2.0 billion outstanding under syndicated credit facilities entered into in November 2010 and amended in September 2011.
(6)	All credits included in this line are insured or guaranteed by export credit agencies.

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

On July 1, 2005, we entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited giving us an option to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd. under IFRS are consolidated into our financial statements, and PMI’s sales of accounts receivable to Pemex Finance, Ltd. have been reclassified as debt. Our option to purchase the shares of Pemex Finance, Ltd. can only be exercised once its remaining debt, approximately U.S. $490.8 million in aggregate principal amount as of December 31, 2013, has been redeemed.

As of December 31, 2013, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $437.5 million aggregate principal amount of fixed rate notes with maturities in 2017 and 2018 and interest rates between 9.15% and 10.61%, and U.S. $53.3 million aggregate principal amount of floating rate notes maturing in 2014 and accrued interest of U.S. $5.6 million.

2014 Financing Activities. During the first four months of 2014, Pemex Finance, Ltd. made payments of U.S. $43.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during the first four months of 2014.

2013 Financing Activities. During 2013, Pemex Finance, Ltd. made payments of U.S. $90.8 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2013.

2012 Financing Activities. During 2012, Pemex Finance, Ltd. made payments of U.S. $33.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2012.

Contractual Obligations and Off-Balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding as of December 31, 2013 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2013(1)

			Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of U.S. dollars)
Contractual obligations recognized in balance sheet:
Debt(2)	U.S. $	62,938	U.S. $	6,251	U.S. $	10,830	U.S. $	10,167	U.S. $	35,690
Notes payable to contractors(3)		1,092		643		305		51		93
Capital lease obligations(4)		302		40		86		95		81
Other long-term liabilities:
Dismantlement and abandonment costs obligations(5)		3,527		91		555		798		2,083
Employee benefits plan(6)		85,589		3,921		8,126		9,637		63,905

Total contractual obligations recognized in balance sheet		153,448		10,946		19,902		20,748		101,852

Other contractual obligations not recognized in liabilities:
Infrastructure works contracts(7)		48,236		21,939		17,047		4,518		4,732
Financed Public Works Contracts (FPWC)(8)		2,202		982		336		330		554
Nitrogen supply contracts(9)		796		112		195		101		388

Total contractual obligations not recognized in liabilities(10)		51,234		23,033		17,578		4,949		5,674

Total contractual obligations	U.S. $	204,682	U.S. $	33,979	U.S. $	37,480	U.S. $	25,697	U.S. $	107,526

Note: Numbers may not total due to rounding.

(1)	All amounts calculated in accordance with IFRS.

(2)	See Note 12 to our consolidated financial statements included herein. Figures in this line item do not include notes payable to contractors and capital lease obligations, which are presented in separate line items, but do include accrued interest as of December 31, 2012.
(3)	See Note 12 to our consolidated financial statements included herein.
(4)	See Note 12 to our consolidated financial statements included herein.
(5)	See Notes 3(l) and 10(c) to our consolidated financial statements included herein.
(6)	See Note 14 to our consolidated financial statements included herein.
(7)	See Note 22(g) to our consolidated financial statements included herein.
(8)	The amounts presented for Financed Public Works Contracts in this table correspond to works the performance and delivery of which by the relevant contractors are pending. For more information on the FPWC program, see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts” and Note 22(d) to our consolidated financial statements included herein.
(9)	See Notes 22(b) and (c) to our consolidated financial statements included herein.
(10)	No amounts have been included for Integrated E&P Contracts in this table, since payments for these contracts will be made on a per-barrel basis and performance and delivery by the relevant contractors is pending. For more information on the Integrated E&P Contracts program, see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Integrated Exploration and Production Contracts” and Note 22(e) to our consolidated financial statements included herein.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

As of December 31, 2013, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered into for Trading Purposes” for more information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2013.

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the fiscal years ended December 31, 2011, 2012 and 2013 as well as the percentage change in sales revenues for those years.

	Year Ended December 31,						2012 vs. 2011	2013 vs. 2012
	2011		2012		2013
	(in millions of pesos)(1)						(%)	(%)
Exploration and Production
Trade sales(2)		—		—		—	—	—
Intersegment sales	Ps.	1,270,840	Ps.	1,333,286	Ps.	1,250,772	4.9	(6.2)

Total net sales		1,270,840		1,333,286		1,250,772	4.9	(6.2)
Refining
Trade sales(2)(3)		625,297		725,235		744,497	16.0	2.7
Intersegment sales		75,155		61,480		74,894	(18.2)	21.8

Total net sales		700,452		786,715		819,391	12.3	4.2
Gas and Basic Petrochemicals
Trade sales(2)(3)		129,773		119,490		145,471	(7.9)	21.7
Intersegment sales		77,480		66,227		73,998	(14.5)	11.7

Total net sales		207,253		185,717		219,469	(10.4)	18.2
Petrochemicals
Trade sales(2)		28,855		27,760		26,525	(3.8)	(4.4)
Intersegment sales		14,583		7,650		13,840	(47.5)	80.9

Total net sales		43,438		35,411		40,365	(18.5)	14.0
Trading Companies
Trade sales(2)(3)		773,907		773,426		688,464	(0.1)	(11.0)
Intersegment sales		424,018		448,732		407,664	5.8	(9.2)

Total net sales		1,197,926		1,222,158		1,096,129	2.0	(10.3)
Corporate and other subsidiary companies
Trade sales(2)(3)		621		1,000		3,247	61.0	224.7
Intersegment sales and eliminations		(1,862,076)		(1,917,374)		(1,821,168)	(3.0)	5.0

Total net sales		(1,861,455)		(1,916,374)		(1,817,921)	(3.0)	5.1

Total net sales	Ps.	1,558,454	Ps.	1,646,912	Ps.	1,608,205	5.7	(2.4)

Note: Numbers may not total due to rounding.

(1)	Figures for 2011, 2012 and 2013 are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(2)	Sales to external customers.
(3)	Includes services income.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the three-year period ended December 31, 2013, as well as the percentage change in income for the years 2011 to 2013.

	Year Ended December 31,						2012 vs. 2011	2013 vs. 2012
	2011		2012		2013		(%)	(%)
	(in millions of pesos)(1)
Business Segment
Exploration and Production	Ps.	28,813	Ps.	93,982	Ps.	(42,084)	226.2	(144.8)
Refining		(131,873)		(102,098)		(123,015)	22.6	(20.5)
Gas and Basic Petrochemicals		(3,347)		1,613		3,909	148.2	142.3
Petrochemicals		(6,256)		(11,270)		(14,936)	(80.1)	(32.5)
Trading Companies		3,821		7,108		2,973	86.0	(58.2)
Corporate and other subsidiary companies(2)		1,900		13,265		3,094	598.2	(76.7)

Total net income (loss)	Ps.	(106,942)	Ps.	2,600	Ps.	(170,058)	102.4	(6,640.7)

Note: Numbers may not total due to rounding.

(1)	Figures are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(2)	Includes intersegment eliminations.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

2013 Compared to 2012

Exploration and Production

In 2013, Pemex-Exploration and Production’s sales of crude oil to the PMI Group decreased by 11.3% in peso terms and decreased by 8.7% in U.S. dollar terms, each as compared to 2012, mainly due to a decrease in the volume of crude oil exports. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $98.54 in 2013, as compared to U.S. $101.86 in 2012. Total intersegment sales, which include sales to Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the PMI Group, decreased by 6.2%, principally as a result of the decrease in crude oil export prices. Net income related to exploration and production activities decreased by 144.8%, or Ps. 136,066 million, from Ps. 93,982 million in 2012 to a loss of Ps. 42,084 million in 2013, primarily as a result of a decrease in the average price of crude oil.

Refining

In 2013, trade sales related to refining activities (including services income) increased by 2.7%, from Ps. 725,235 million in 2012 to Ps. 744,497 million in 2013, due to an increase in the average sales prices of petroleum products. Intersegment sales increased by Ps. 13,414 million, or 21.8%, from Ps. 61,480 million in 2012 to Ps. 74,894 million in 2013, mainly due to an increase in the volume of petroleum products sold. In 2013, our total loss related to refining activities was Ps. 123,015 million, 20.5% higher than the loss of Ps. 102,098 million in 2012. The increase in loss was primarily due to a decrease in other revenues, net, during 2013 primarily due to a lower credit attributable to the negative IEPS tax rate in 2013 as compared to 2012.

Gas and Basic Petrochemicals

In 2013, trade sales related to the natural gas and basic petrochemical business segment (including services income) increased by 21.7%, from Ps. 119,490 million in 2012 to Ps. 145,471 million in 2013. LPG sales increased by 10.4%, from Ps. 64,424 million in 2012 to Ps. 71,148 million in 2013, principally due to an increase in LPG prices. Natural gas sales increased by 38.1%, from Ps. 51,250 million in 2012 to Ps. 70,781 million in 2013, mainly due to an increase in the volume and prices of natural gas. Net income related to natural gas and basic petrochemicals increased by 142.3%, or Ps. 2,296 million, from a gain of Ps. 1,613 million in 2012 to a gain of Ps. 3,909 million in 2013, mainly due to an increase in domestic sales.

Petrochemicals

In 2013, trade sales related to the petrochemicals business segment decreased by 4.4%, from Ps. 27,760 million in 2012 to Ps. 26,525 million in 2013. Prices for petrochemicals sold domestically decreased for a majority of our petrochemical products. In 2013, the volume of petrochemical exports increased by 0.5%, from 602.1 thousand tons in 2012 to 605.4 thousand tons in 2013. Losses related to petrochemical activities increased by 32.5%, from Ps. 11,270 million in 2012 to Ps. 14,936 million in 2013, mainly due to a 35.5% increase in the cost of sales in 2013, an increase in the prices of raw materials and an increase in the volume of raw materials used in connection with the reopening of the aromatics plant at the Cangrejera petrochemical complex and higher prices of raw materials.

Trading Companies

In 2013, trade sales relating to the PMI Group’s exports of crude oil and petroleum products to third parties (including services income) decreased in peso terms, from Ps. 773,426 million in 2012 to Ps. 688,464 million in 2013, as a result of a decrease in the volume and prices of crude oil exports. In 2013, net income related to the PMI Group decreased by 58.2% from Ps. 7,108 million in 2012 to Ps. 2,973 million in 2013, primarily due to an increase in its income tax and lower sales.

Corporate and Other Subsidiary Companies

In 2013, the trade sales relating to corporate and other subsidiary companies after inter-company eliminations decreased from Ps. 1,916,374 million in 2012 to Ps. 1,817,921 million in 2013, primarily due to higher revenues from services. Net income related to corporate and other subsidiary companies after inter-company eliminations decreased from Ps. 13,265 million in 2012 to Ps. 3,094 million in 2013, due to the unfavorable results of the subsidiary companies as well as a loss on foreign exchange, net.

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

Refining

In 2012, trade sales related to refining activities (including services income) increased by 16.0%, from Ps. 625,297 million in 2011 to Ps. 725,235 million in 2012, due to an increase in the average sales prices of petroleum products. Intersegment sales decreased by Ps. 13,675 million, or 18.2%, from Ps. 75,155 million in 2011 to Ps. 61,480 million in 2012, mainly due to a decrease in the volume of petroleum products sales. In 2012, our total loss related to refining activities was Ps. 102,098 million, 22.6% less than the loss of Ps. 131,873 million in 2011. The decrease in loss was primarily due to higher trade sales and a gain on our foreign exchange, net, during 2012. For the full year, refining margins were negative.

Gas and Basic Petrochemicals

In 2012, trade sales related to the natural gas and basic petrochemical business segment (including services income) decreased by 7.9%, from Ps. 129,773 million in 2011 to Ps. 119,490 million in 2012. LPG sales increased by 11.1%, from Ps. 57,983 million in 2011 to Ps. 64,424 million in 2012, principally due to an increase in LPG prices. Natural gas sales decreased by 22.2%, from Ps. 65,848 million in 2011 to Ps. 51,250 million in 2012, mainly due to a decrease in natural gas prices. Net income related to natural gas and basic petrochemicals increased by 148.2%, or Ps. 4,960 million, from a loss of Ps. 3,347 million in 2011 to a gain of Ps. 1,613 million in 2012, mainly due to a decrease in costs and expenses and an increase in the income of Pemex-Gas and Basic Petrochemicals’ subsidiaries.

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

Trading Companies

In 2012, trade sales relating to the PMI Group’s exports of crude oil and petroleum products to third parties (including services income) decreased slightly in peso terms, from Ps. 773,908 million in 2011 to Ps. 773,426 million in 2012, as a result of a decrease in the volume of crude oil exports. In 2012, net income related to the PMI Group increased from Ps. 3,821 million in 2011 to Ps. 7,108 million in 2012, primarily due to a decrease in its income tax.

Corporate and Other Subsidiary Companies

In 2012, the trade sales relating to corporate and other subsidiary companies after inter-company eliminations increased from Ps. 1,861,454 million in 2011 to Ps. 1,916,374 million in 2012, primarily due to higher revenues from services. Net income related to corporate and other subsidiary companies after inter-company eliminations increased from Ps. 1,900 million in 2011 to Ps. 13,265 million in 2012, due to the favorable performance of the subsidiary companies as well as a gain on our foreign exchange, net.

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

Following the expiration of Mr. Fluvio César Ruíz Alarcón’s initial term as a professional director in March 2012, Mr. Ruíz Alarcón was appointed to an additional six-year term. On April 12, 2013, the President of Mexico appointed Mr. Jorge José Borja Navarrete to serve as a professional member of the Board of Directors of Petróleos Mexicanos, following the expiration of Mr. Rogelio Gasca Neri’s term. Mr. Jorge José Borja Navarrete’s appointment was ratified by the Senate on April 18, 2013. Following the expiration of Mr. Héctor Moreira Rodríguez’s initial term as a professional director, he was appointed on May 7, 2014 to an additional six-year term and his appointment was ratified by the Senate on May 13, 2014.

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

The Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos, was published in the Official Gazette of the Federation on September 24, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012, March 27, 2013, September 30, 2013, February 4, 2014 and February 7, 2014. On March 28, 2013, the Organic Statute of each of the subsidiary entities was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and of each of the subsidiary entities, and also delineate the duties and internal regulations of their respective Board of Directors.

On January 17, 2014, the Board of Directors of Petróleos Mexicanos approved the creation of a new division within the organizational structure of Petróleos Mexicanos—the Dirección Corporativa de Procura y Abastecimiento (Corporate Office of Procurement and Supply)—and appointed Mr. Arturo Henríquez Autrey as director of this department. This division was established to centralize purchases related to goods, services and operating and public works leases.

On March 14, 2014, the Board of Directors of Petróleos Mexicanos approved the creation of a new division within the organizational structure of Petróleos Mexicanos—the Deputy Direction of Strategic Safeguarding—and appointed Mr. Eduardo León Trauwitz as deputy director of this area. This area was established to strengthen our security policies and protect our products and facilities and remains part of the Dirección Corporativa de Administración (Corporate Office of Management of Petróleos Mexicanos. For more information, see “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Security Strategy.”

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of April 4, 2014.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Pedro Joaquín Coldwell

Chairman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy

Born: 1950

Business experience: Chairman of the National Executive Committee of the PRI; Senator of the LXth and LXIst Legislatures; and Chairman of the National Executive Commission of Internal Procedures of the PRI.

Other board memberships: Chairman of the Federal Electricity Commission; Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo; Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; Comisión Nacional de Vivienda; Instituto Nacional de Ecología y Cambio Climático; Servicio Cozumel, S.A. de C.V.; Gasolinera y Servicios Juárez, S.A. de C.V.; Planta de Combustible Cozumel, S.A. de C.V.; Combustibles Caleta, S.A. de C.V.; Combustibles San Miguel, S.A. de C.V.; and Combustibles Tatich, S.A. de C.V.

2012

Mr. Ildefonso Guajardo Villarreal

Board Member of Petróleos Mexicanos and Secretary of Economy

Born: 1957

Business experience: Federal Deputy of the LXIst Legislature; Local Deputy of Nuevo León; and Chief of the Executive Office of the Governor of Nuevo León.

Other board memberships: Aeropuertos y Servicios Auxiliares; Banco del Ahorro Nacional y Servicios Financieros, S.N.C., Institución de Banca de Desarrollo; Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo; Caminos y Puentes Federales de Ingresos y Servicios Conexos; Centro de Investigación y Docencia Económicas, A.C.; Centro Nacional de Metrología; Comisión Coordinadora para la Negociación de Precios de Medicamentos y otros Insumos para la Salud; Federal Electricity Commission; Comisión Federal de Mejora Regulatoria; Comisión Intersecretarial de Bioseguridad de los Organismos Genéticamente Modificados; Inter-Ministry Climate Change Commission; Comisión Intersecretarial de Compras y Obras de la Administración Pública Federal a la

2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Micro, Pequeña y Mediana Empresa; Comisión Intersecretarial de Desarrollo Social; Comisión Intersecretarial de Gasto Público Financiamiento y Desincorporación; Comisión

Intersecretarial de Política Industrial; Comisión Intersecretarial de Precios y Tarifas de los Bienes y Servicios de la Administración Pública Federal; Comisión Intersecretarial de Vivienda; Comisión Intersecretarial de Asuntos de la Frontera Norte; Comisión Intersecretarial para el Desarrollo de los Bioenergéticos; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Comisión Intersecretarial para el Desarrollo Rural Sustentable; Comisión Intersecretarial para el Manejo Sustentable de Mares y Costas; Comisión Intersecretarial para la Coordinación Operativa en los Puntos de Internación al Territorio Nacional; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Comisión Intersecretarial para la Transición Digital; Comisión Intersecretarial para la Ventanilla Digital Mexicana de Comercio Exterior; Comisión Intersecretarial para la Trasparencia y el Combate a la Corrupción en la Administración Pública Federal; Comisión Nacional de Inversiones Extranjeras; Comisión Nacional de Vivienda; Comisión Nacional del Agua; Comisión Nacional Forestal; Comisión Nacional para el Conocimiento y Uso de la Biodiversidad; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Comité de Control y Desempeño Institucional; Comité Intersectorial para la Innovación; Comité Nacional para el Desarrollo Sustentable de la Caña de Azúcar; Comité Técnico Intersecretarial de Innovación; Consejo Consultivo de Turismo; Comisión Intersecretarial para el Sector Turístico; Consejo Nacional de Normalización y Certificación de Competencias Laborales; Consejo Mexicano para el Desarrollo Rural Sustentable; Consejo Nacional contra las Adicciones; Consejo Nacional de Ciencia y Tecnología; Consejo General de Investigación Científica, Desarrollo Tecnológico e Innovación; Consejo Nacional de Fomento Educativo; Consejo Nacional de Infraestructura; Consejo Nacional de Protección Civil; Consejo de Salubridad General; Consejo Nacional de Vivienda; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

	Nacional para la Prevención y Control de las Enfermedades Crónicas no Transmisibles; Consejo Nacional para las Comunidades Mexicanas en el Exterior; El Colegio de la Frontera Norte, A.C.; Chairman of Fideicomiso de Fomento Minero; Fideicomiso del Fondo de Cobertura Social de Telecomunicaciones; Fideicomiso Fondo Institucional para el Fomento de la Ciencia, el Fomento de la Tecnología y el Fomento, Desarrollo

	y Consolidación de Científicos y Tecnólogos; Fideicomiso e-México; Fideicomiso México Emprende; Instituto del Fondo Nacional de Vivienda de los Trabajadores; Instituto del Fondo Nacional para el Consumo de los Trabajadores; Instituto Mexicano de la Juventud; Instituto Mexicano de la Propiedad Industrial; Instituto Nacional de la Infraestructura Física Educativa; Instituto Nacional de las Mujeres; Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; Chairman of ProMéxico; Chairman of Servicio Geológico Mexicano; Servicio Nacional de Capacitación y Asistencia Técnica Rural; Servicio Postal Mexicano; Sistema de Investigación Alfonso Reyes; Sistema de Investigación Benito Juárez; Sistema de Investigación Francisco Villa; Sistema de Investigación Golfo de México; Sistema de Investigación Ignacio Zaragoza; Sistema de Investigación José María Morelos; Sistema de Investigación Justo Sierra; Sistema de Investigación Mar de Cortés; Sistema de Investigación Miguel Hidalgo; and Telecomunicaciones de México.

Ms. María de Lourdes Melgar Palacios	Board Member of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1962 Business experience: Undersecretary of Electricity; Director of Sustainability and Business of the Instituto Tecnológico y de Estudios Superiores de Monterrey; and Independent Consultant on energy matters. Other board memberships: Chairwoman of the Comité Nacional de Normalización en Hidrocarburos.	2014

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Luis Videgaray Caso

Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit

Born: 1968

Business experience: Federal Deputy of the LXIst Legislature; President of the PRI in the Estado de México; and Secretary of Finance of the Estado de México.

Other board memberships: Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos; Federal Electricity Commission; Chairman of Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero; Fondo de Cultura Económica; Instituto del Fondo Nacional de la Vivienda para los Trabajadores; Chairman of Instituto para la Protección al Ahorro

2013

Bancario; Chairman of Lotería Nacional para la Asistencia Pública; Pronósticos para la Asistencia Pública; Servicio Postal Mexicano; Telecomunicaciones de México; Chairman of Agroasemex, S.A., Institución Nacional de Seguros; Chairman of Banco del Ahorro Nacional y Servicios Financieros, S.N.C., Institución de Banca de Desarrollo; Chairman of Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo; Chairman of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo; Chairman of Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C., Institución de Banca de Desarrollo; Chairman of Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; Chairman of Seguros de Crédito a la Vivienda SHF, S.A. de C.V.; Chairman of Sociedad Hipotecaria Federal, S.N.C., Institución de Banca de Desarrollo; Comisión Nacional Bancaria y de Valores; Comisión Nacional de Seguros y Fianzas; Chairman of Comisión de Cambios; Comisión Nacional de Inversiones Extranjeras; Banco Interamericano de Desarrollo y Corporación Interamericana de Inversiones; Banco Internacional de Reconstrucción y Fomento of the World Bank; Organismo Multilateral de Garantía de Inversiones of the World Bank; and Banco de Desarrollo del Caribe.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Miguel Messmacher Linartas

Board Member of Petróleos Mexicanos and Undersecretary of Income of the SHCP

Born: 1972

Business experience: Head of the Economic Planning Unit of Public Finance of the SHCP; Economist of the International Monetary Fund; and Economic Researcher of Banco de México.

Other board memberships: Federal Electricity Commission (Alternate); Lotería Nacional para la Asistencia Pública (Alternate); Pronósticos para la Asistencia Pública (Alternate); Servicio de Administración y Enajenación de Bienes (Alternate); Servicio de Administración Tributaria (Alternate); Comisión de Fomento de las Actividades de las Organizaciones de la Sociedad Civil; Comisión Intersecretarial para la Coordinación Operativa en los Puntos de Internación en Territorio Nacional (Alternate); Comisión Intersecretarial para el Desarrollo de los Bioenergéticos (Alternate); Comisión Intersecretarial de la Industria Automotriz; Comisión de Cambios; Comisión de Comercio Exterior; Comisión Tripartita encargada de la Evaluación y Seguimiento de las

		2013

	Disposiciones establecidas en la Ley de Ayuda Alimentaria para los Trabajadores; Comisión Tripartita a que se refiere el artículo 15 de la Ley de Ayuda Alimentaria para los Trabajadores; Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Teatral Nacional; Comité Nacional de Productividad (Alternate); Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Cinematográfica Nacional; and Consejo Nacional de Armonización Contable.

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Petróleos Mexicanos and Undersecretary of Planning and Energy Transition of the Ministry of Energy Born: 1974 Business experience: Director General of Energy Information and Studies of the Ministry of Energy; Director of International Negotiations of the Ministry of Energy; and Consultant for the World Bank. Other board memberships: Comité Intersecretarial para el Desarrollo de los Bioenergéticos (Alternate);	2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

	Sistema Nacional de Información Estadística y Geográfica; Chairman of Comité Técnico y de Administración del Fideicomiso Fondo Sectorial CONACYT-Secretaría de Energía-Sustentabilidad Energética; Chairman of Comité Técnico del Fondo para la Transición Energética y el Aprovechamiento Sustentable de la Energía; Consejo Consultivo para las Energías Renovables; and Consejo Consultivo para el Aprovechamiento Sustentable de la Energía.

Mr. Fernando Pacheco Martínez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: General Secretary of Section 24 of the Union; Chairman of the Renewal Group of Section 24 of the Union; and Secretary of the Interior and Agreements of the Union.	2007

Mr. Jorge Wade González	Board Member of Petróleos Mexicanos and Union Representative Born: 1947 Business experience: Union commissioner of Petróleos Mexicanos.	2007

Mr. Fernando Navarrete Pérez	Board Member of Petróleos Mexicanos and Union Representative Born: 1955 Business experience: Secretary of the Interior, Records and Agreements of the Union; Secretary of the Exterior and Publicity of the Union; and Private Secretary of the General Secretary of the Union.	2013

Mr. Sergio Lorenzo Quiroz Cruz	Board Member of Petróleos Mexicanos and Union Representative Born: 1959 Business experience: Federal Deputy of the LXIst Legislature; Secretary of the Interior and Agreements of the Union; and Local Deputy of the LXIst Legislature.	2013

Mr. José del Pilar Córdova Hernández	Board Member of Petróleos Mexicanos and Union Representative Born: 1959 Business experience: Federal Deputy of the LXIst Legislature; Local Deputy of the LIXth Legislature; and Union commissioner of Petróleos Mexicanos.	2013

Mr. José Fortunato Álvarez Enríquez	Professional Board Member of Petróleos Mexicanos Born: 1937 Business experience: Head of Governmental Audit Unit of the SFP; Head of the Internal Control Body	2009

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

	of Petróleos Mexicanos; and Regional Delegate of the Instituto Mexicano del Seguro Social in Baja California and San Luis R.C. Sonora.

Vacant	Professional Board Member of Petróleos Mexicanos	—

Mr. Jorge José Borja Navarrete	Professional Board Member of Petróleos Mexicanos Born: 1943 Business experience: Member of the Board of Universidad Nacional Autónoma de México; Advisor of Grupo Xignux; and Corporate Director of Engineering and Project Development of Petróleos Mexicanos. Other board memberships: Chairman of Club Universidad Nacional, A.C.	2013

Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Petróleos Mexicanos Born: 1967 Business experience: Advisor on Energy Policy of the Chamber of Deputies (LIXth and LXth Legislatures); Civil Protection Advisor to the Legislative Assembly of the Federal District; and Technical Instructor at the Instituto de Capacitación Ferrocarrilera.	2012

Mr. Emilio Ricardo Lozoya Austin	Chief Executive Officer/Director General Born: 1974 Business experience: Manager of International Affairs of the Campaign Team and Transition Team of President Enrique Peña Nieto; Founder and Manager of various private equity funds; and Chief	2012

Director for Latin America of the World Economic Forum.

Other board memberships: Chairman of Instituto Mexicano del Petróleo; Federal Electricity Commission; and Corporación Mexicana de Investigaciones en Materiales, S.A. de C.V.

Mr. Mario Alberto Beauregard Álvarez	Chief Financial Officer/Corporate Director of Finance Born: 1964 Business experience: Financial Director of OHL de México, S.A.B. de C.V.; Director of Administration and Finance of Hipotecaria Su Casita, S.A. de C.V.; and Director of Planning, Analysis and Comptrolling Area of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo.	2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Mario Govea Soria	Deputy Director of Programming and Budgeting Born: 1971 Business experience: Deputy Director General of Corporate Management of Banco del Ahorro Nacional y Servicios Financieros, S.N.C., Institución de Banca de Desarrollo; Treasury Director of Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; and Deputy Director of Treasury Strategies of Nacional Financiera, S.N.C., Institución de Banca de Desarrollo.	2013

Mr. Rodolfo Campos Villegas	Deputy Director of Treasury Born: 1973 Business experience: Deputy Director of Risks and Financial Strategy of Fiduciary Funds of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo; Director of Internal Credit of the SHCP; and Director of Finance of Canadian Resorts.	2013

Mr. Víctor M. Cámara Peón	Deputy Director of Accounting and Fiscal Born: 1943 Business experience: Advisor of the Chief Financial Officer of Petróleos Mexicanos; Director of Control and Operational Risk of Banco Nacional de México, S.A.; and Director General of Human Resources of Banco Nacional de México, S.A. Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003

Ms. Alma Rosa Moreno Razo	Deputy Director of Economic Planning Born: 1952 Business experience: Advisor of the Director General of Petróleos Mexicanos; Partner of ITG Consultores; and General Director of Management of Grupo Financiero Banorte, S.A.B. de C.V.	2013

Mr. David Ruelas Rodríguez	Deputy Director of Risk Management Born: 1977 Business experience: Associate Managing Director of Corporate Financial Management of Petróleos Mexicanos; Coordinator of Governmental Programs and Strategic Consolidation of Petróleos Mexicanos; and Advisor to the Corporate Director of Management of Petróleos Mexicanos.	2011

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Víctor Díaz Solís	Corporate Director of Management Born: 1960 Business experience: Head of Specialized Services for Projects of Petróleos Mexicanos; Coordinator of Technical Advisory of Petróleos Mexicanos; and Assistant Director General of Liaison and Control of the SHCP.	2013

Mr. Marco Antonio Murillo Soberanis	Deputy Director of Human Resources and Labor Relations Born: 1959 Business experience: Acting Corporate Director of Management of Petróleos Mexicanos; Deputy Director of Human Resources of Petróleos Mexicanos; and Corporate Associate Managing Director of Human Resources of Petróleos Mexicanos.	2005

Mr. Antonio Eduardo Carrillo Liceaga	Deputy Director of Corporate Services Born: 1965 Business experience: Executive Coordinator of Corporate Direction of Management of Petróleos Mexicanos; Advisor of the Corporate Direction of Operations of Petróleos Mexicanos; and Associate Managing Director of Public Work Agreements Standardization of Petróleos Mexicanos.	2013

Mr. Rodolfo Rojas Rubí	Deputy Director of Health Services Born: 1941 Business experience: Implant and Transplant Coordinator at the Instituto Carlos Slim de la Salud; Technical Secretary of the National Health Board of the Secretaría de Salud; and Chief of Staff of the Management Officer of the Secretaría de Salud. Other board memberships: Centro Médico Nacional of the Instituto Mexicano del Seguro Social; Colegio de Posgraduados of the Instituto Mexicano del Seguro Social; and Sociedad Mexicana de Calidad de la Atención a la Salud.	2013

Ms. Elena del Carmen Tanus Meouchi	Deputy Director of Equity Administration Born: 1967 Business experience: Director of Attention of Supervision Stages and Joint Bodies of the Sistema de Administración y Enajenación de Bienes; Deputy Manager of Agreements of Pemex-Exploration and Production; and Advisor of the Deputy Director of Equity Management of Petróleos Mexicanos.	2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. José Luis López Zamudio	Coordinator of Governmental Programs and Strategic Consolidation Born: 1963 Business experience: Executive Coordinator of the Corporate Management Office of Petróleos Mexicanos; Associate Managing Director of Budget of Pemex-Refining; and Associate Managing Director of Financial Assessment of Pemex-Gas and Basic Petrochemicals.	2013

Mr. Carlos Rafael Murrieta Cummings	Corporate Director of Operations Born: 1965 Business experience: Partner Director of McKinsey & Company; Partner of McKinsey & Company; and Consultant of McKinsey & Company.	2009

Mr. Ernesto Ríos Patrón	Deputy Director of Project Development Born: 1968 Business experience: Acting Corporate Director of Engineering and Project Development of Petróleos Mexicanos; Corporate Director of Planning and Institutional Development of the Instituto Mexicano del Petróleo; and Project Operational Coordinator of the Instituto Mexicano del Petróleo. Other board memberships: CIATEQ, A.C.; and P.M.I. Infraestructura de Desarrollo, S.A. de C.V.	2010

Mr. Carlos Salvador de Regules Ruíz-Funes	Deputy Director of Strategy and Operative Planning Born: 1969 Business experience: Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Associate Managing Director of Environmental Protection of Petróleos Mexicanos; and Advisor to the Director General of Petróleos Mexicanos.	2011

Mr. Jorge Itzal Martínez Herrera	Deputy Director of Operation and Strategy Execution Born: 1966 Business experience: Deputy Director of Strategy and Operative Planning of Petróleos Mexicanos; Associate Managing Director of Strategic Planning of Petróleos Mexicanos; and Associate Managing Director of Operations Analysis and Programming of Petróleos Mexicanos.	2011

Mr. Luis Fernando Betancourt Sánchez	Deputy Director of Operative Discipline, Safety, Health and Environmental Protection Born: 1967 Business experience: Associate Managing Director of Operative Discipline and Execution of SSPA	2010

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

	System of Petróleos Mexicanos; Associate Managing Director of Environmental Protection of Pemex-Refining; and Associate Managing Director of Implementation of SSPA System of Petróleos Mexicanos.

Mr. Eleazar Gómez Zapata	Deputy Director of Maintenance Coordination Born: 1954 Business experience: Deputy Director of Pipeline Transportation System Coordination of Petróleos Mexicanos; Associate Managing Director of Tracking and Operative Coordination of Petróleos Mexicanos; and Associate Managing Director of Operative Opportunities Analysis of Petróleos Mexicanos. Other board memberships: Corporación Mexicana de Investigaciones en Materiales, S.A. de C.V. (Alternate); and Mex Gas Cogeneración, S.L.U.	2012

Mr. José Ignacio Aguilar Álvarez Greaves	Deputy Director of Hydrocarbons and Derivatives Logistics Born: 1970 Business experience: Executive Coordinator of Petróleos Mexicanos; Associate Managing Director of Capital Investment Analysis of Petróleos Mexicanos; and Deputy Manager of Strategic Planning of Petróleos Mexicanos.	2012

Mr. José Luis Luna Cárdenas	Chief Information Officer / Corporate Director of Information Technology and Business Processes Born: 1958 Business experience: Vice President of Business Process Transformation and Operations of Axtel, S.A.B. de C.V.; Senior Vice President of Innovation of Cemex, S.A.B. de C.V.; and Chief Information Officer of Cemex, S.A.B. de C.V.	2013

Mr. Hugo Carlos Berlanga Flores	Deputy Director of Technological Infrastructure Born: 1960 Business experience: Director General of Information Technologies and Communications of the State of Tamaulipas; Executive Director of Enter S.A. de C.V.; and Operations Director of Enter Group.	2013

Mr. César Andrés Conchello Brito	Deputy Director of Planning and Business Intelligence Born: 1969 Business experience: Advisor of the Director General of Petróleos Mexicanos; Deputy Manager of Business Development and Alliances of Pemex-	2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

	Refining and Chief of the Economic Evaluation Area of Pemex-Refining.

Mr. Omar Palomino Molina	Deputy Director of Solutions Integration and Business Processes Born: 1968 Business experience: Director of Energy Industry of Everis México; Associate Managing Director of Procurement Process Improvement of Petróleos Mexicanos; and Director of Business Development of SAP México & Centroamérica.	2013

Mr. Marco Antonio de la Peña Sánchez	Legal Director Born: 1963 Business experience: Legal Director of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo; Legal and Fiduciary Director of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo; and Deputy Legal Director General of Lotería Nacional para la Asistencia Pública.	2011

Mr. Fermín Fernández Guerra Espinal	Deputy Legal Director of Processes and Project Control Born: 1976 Business experience: Executive Coordinator of the Office of the General Counsel of Petróleos Mexicanos; Associate Managing Director of Equity Regulations of Petróleos Mexicanos; and Deputy Manager of Consulting Services of Petróleos Mexicanos.	2012

Mr. Francisco Arturo García Agraz Sánchez	Deputy Legal Director of Litigious Affairs Born: 1961 Business experience: Head of the Internal Legal Control Body of Pemex-Gas and Basic Petrochemicals; Comptroller Director of Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander; and Legal Deputy Director of Litigious Affairs of Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander.	2012

Ms. Silvia María Cristina Oropeza Querejeta	Deputy Director of Legal Consultancy Born: 1953 Business experience: Legal Associate Managing Director of Amendments and Agreements of Petróleos Mexicanos; Deputy Manager of Acquisitions, Leases and Services Agreements of	2012

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

	Petróleos Mexicanos; and Chief of the Amendments, Agreements and Joint Groups Consulting Unit of Petróleos Mexicanos.

Mr. Arturo Henríquez Autrey	Corporate Director of Procurement and Supply Born: 1970 Business experience: President and Chief Executive Officer of Pemex Procurement International, Inc.; Operative Partner, Founder and Director of PLA Ventures, LLC; and Chief Financial Officer and Secretary of the Board of Directors of Maxim Oil and Gas, Inc. Other board memberships: Repsol, S.A.; Automotriz Trébol Ermita, S.A. de C.V. (Alternate); and Automotriz Trébol Texcoco, S.A. de C.V. (Alternate).	2014

Mr. David Rodríguez Martínez	Acting Deputy Director of Strategic Management and Business Model Support Born: 1953 Business experience: Acting Deputy Director of Supplies of Petróleos Mexicanos; Associate Managing Director of Supplies Procedure Improvement of Petróleos Mexicanos; and Vice President of Customer Service of Integrated Trade Systems, Inc.	2014

Ms. Cybele Beatriz Díaz Wionczek	Acting Deputy Director of Development and Supplier and Contractor Liaisons Born: 1969 Business experience: Deputy Director of the Unit of Suppliers Development and National Content of Petróleos Mexicanos; Associate Managing Director of Administration and Management of Suppliers and Catalogs of Petróleos Mexicanos; and Chief of Staff of the Corporate Director of Operations of Petróleos Mexicanos.	2014

Vacant	Deputy Director of Procurement and Supply	—

Mr. Tomás Ibarra Guerra	Deputy Director of the Institutional Internal Control Unit Born: 1970 Business experience: Head of the Regional Auditing Unit (Northern Zone) of Pemex-Refining; Deputy Director of Surveillance and Procedures of Banco Nacional de Obras y Servicios Públicos S.N.C., Institución de Banca de Desarrollo; and Head of the Internal Control Body of the Lotería Nacional para la Asistencia Pública. Other board memberships: Kot Insurance Company A.G.; Pemex Procurement International, Inc.	2013

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2013

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Exploration and Production. (refer to Petróleos Mexicanos)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2013

Ms. María de Lourdes Melgar Palacios	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2014

Vacant	Professional Member of the Board of Directors of Pemex-Exploration and Production	—

Mr. Jorge José Borja Navarrete	Professional Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2013

Mr. Gustavo Hernández García	Acting Director General Born: 1958 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; and Associate Managing Director of Planning and Evaluation (Northeastern Marine region) of Pemex-Exploration and Production.	2014

Mr. José Refugio Serrano Lozano	Deputy Director of Project Services Born: 1956 Business experience: Deputy Director of Production (Northeastern Marine region) of Pemex-Exploration and Production; Deputy Director (Southern region) of Pemex-Exploration and Production; and Manager of the Integral Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production.	2013

Mr. Luis Ramos Martínez	Acting Deputy Director of Planning and Evaluation Born: 1957 Business experience: Associate Managing Director of Strategy and Portfolio Management of Pemex-Exploration and Production; Associate Managing Director of Strategic Planning of Pemex-Exploration and Production; and Associate	2014

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

	Managing Director of Hydrocarbons Reserves of Pemex-Exploration and Production.

Mr. Miguel Ángel Maciel Torres	Acting Deputy Director of Fields Development Born: 1960 Business experience: Associate Managing Director of Lakach Development Project of Pemex-Exploration and Production; Manager of Integral Burgos Business Unit of Pemex-Exploration and Production; and Acting Associate Managing Director of Strategic Planning of Pemex-Exploration and Production.	2014

Mr. Ricardo Villegas Vázquez	Acting Deputy Director of Production, Southwestern Marine region Born: 1963 Business experience: Associate Managing Director of the Tsimin-Xux Development Project of Pemex-Exploration and Production; Manager of the Integral Litoral de Tabasco Business Unit of Pemex-Exploration and Production; and Manager of the Integral Aceite Terciario del Golfo Business Unit of Pemex-Exploration and Production.	2014

Mr. Primo Luis Velasco Paz	Deputy Director of Distribution and Trading Born: 1959 Business experience: Regional Associate Managing Director of Pemex-Exploration and Production; Deputy Manager of Transportation and Distribution of Oil of Pemex-Exploration and Production; and Deputy Manager of Engineering Design of Pemex-Exploration and Production.	2011

Mr. Amado Valeriano Astudillo Abundes	Deputy Director of Industrial Safety and Environmental Protection Audit Born: 1960 Business experience: Associate Managing Director of Auditing and Industrial Safety and Environmental Protection Regulations of Pemex-Exploration and Production; Associate Managing Director of Operations of Pemex-Exploration and Production; and Manager of the Integral Cantarell Business Unit of Pemex-Exploration and Production. Other board memberships: Michin Cualli, S.C. de R.L. de C.V.	2013

Mr. José Luis Fong Aguilar	Deputy Director of Production, Southern region Born: 1960 Business experience: Deputy Director of Production (Southwestern Marine region) of Pemex-	2012

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

	Exploration and Production; Manager of the Integral Ku-Maloob-Zaap Business Unit (Northeastern Marine region) of Pemex-Exploration and Production; and Manager of the Integral Abkatún-Pol-Chuc Business Unit (Southwestern Marine region) of Pemex-Exploration and Production.

Mr. José Guadalupe de la Garza Saldívar	Deputy Director of Maintenance and Logistics Born: 1958 Business experience: Associate Managing Director of Services for Projects (Southern region) of Pemex-Exploration and Production; Associate Managing Director of Engineering of Pemex-Exploration and Production; and Associate Managing Director of Engineering and Construction of Pemex-Exploration and Production.	2013

Mr. Moisés Ithuriel Orozco García	Deputy Director of Management and Finance Born: 1968 Business experience: Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals; Deputy Director of Trading of Pemex-Refining; and Executive Advisor of the Director General’s Office of Petróleos Mexicanos.	2013

Mr. Luis Sergio Guaso Montoya	Deputy Director of Business Development Born: 1963 Business experience: Deputy Director of New Models of Execution of Pemex-Exploration and Production; Executive Director of the Multiple Services Contracts of Pemex-Exploration and Production; and Associate Managing Director of Economic Analysis of Pemex-Exploration and Production.	2003

Dr. Pedro Silva López	Deputy Director of Technical Resources Administration Born: 1953 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; Deputy Director of Operations Coordination of Petróleos Mexicanos; and Executive Director of the Strategic Gas Program of Pemex-Exploration and Production.	2009

Mr. Félix Alvarado Arellano	Deputy Director of Production, Northeastern Marine Region Born: 1963 Business experience: Manager of the Integral Ku-Maloob-Zaap Business Unit of Pemex-Exploration	2013

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

	and Production; Manager of the Integral Abkatún Pol Chuc Business Unit of Pemex-Exploration and Production; and Manager of the Integral Cinco Presidentes Business Unit of Pemex-Exploration and Production.
Mr. Plácido Gerardo Reyes Reza	Acting Deputy Director of Production, Northern Region Born: 1964 Business experience: Acting Manager of the Integral Aceite Terciario del Golfo Business Unit of Pemex-Exploration and Production; Manager of the Integral Burgos Business Unit of Pemex-Exploration and Production; and Deputy Manager of Engineering and Design of Pemex-Exploration and Production.	2014

Mr. José Antonio Escalera Alcocer	Deputy Director of Exploration Born: 1958 Business experience: Manager of the Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; Manager of the Integral Poza Rica-Altamira Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.	2007

Mr. Baudelio Ernesto Prieto de la Rocha	Deputy Director of Drilling Business Unit Born: 1957 Business experience: Associate Managing Director of Engineering and Technology of Pemex-Exploration and Production; Associate Managing Director of Well Drilling and Maintenance (Marine Division) of Pemex-Exploration and Production; and Head of Burgos Operative Unit of Well Drilling and Maintenance (Northern Division) of Pemex-Exploration and Production.	2011

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2013

Ms. María de Lourdes Melgar Palacios	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2014

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2013

Mr. José Fortunato Álvarez Enríquez	Professional Member of the Board of Directors of Pemex-Refining (refer to Petróleos Mexicanos)	2010

Mr. Ricardo Samaniego Breach	Professional Member of the Board of Directors of Pemex-Refining Born: 1953 Business experience: Economics professor and researcher at the Instituto Tecnológico Autónomo de México; Chief of Staff of the Secretary of Energy; and Chief of the Energy Operations Unit of the Ministry of Energy.	2010

Mr. Miguel Tame Domínguez	Director General Born: 1946 Business experience: Director General of Pemex-Refining; Deputy Director of Production of Pemex-Refining; and Associate Managing Director of the “Miguel Hidalgo” Refinery of Pemex-Refining. Other board memberships: Fundación Politécnico, A.C.	2009

Mr. Marco Antonio Velasco Monroy	Deputy Director of Trading Born: 1964 Business experience: Advisor of the Director General of Petróleos Mexicanos; Undersecretary of Treasury of the Estado de México; and General Director of Treasury of the Estado of México. Other board memberships: Mexicana de Lubricantes, S.A. de C.V.	2014

Mr. Francisco Fernández Lagos	Deputy Director of Distribution Born: 1955 Business experience: Deputy Director of Pipeline Transportation System Coordination of Petróleos	2010

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
	Mexicanos; Associate Managing Director of Pipelines and Facilities Maintenance Management of Pemex-Exploration and Production; and Deputy Manager of Pipelines and Facilities Maintenance of Pemex-Exploration and Production.

Mr. Jesús Lozano Peña	Deputy Director of Projects Born: 1955 Business experience: Coordinator of Modernization and Capacity Expansion Projects of Pemex-Refining; Associate Managing Director of Modernization of Pemex Refining; and Advisor of the Corporate Engineering and Projects Development Office of Petróleos Mexicanos.	2013

Mr. Armando García Espinosa	Deputy Director of Management and Finance Born: 1967 Business experience: Associate Managing Director of Budgets of Pemex-Refining; Associate Managing Director of Financial Procedure Liaisons of Petróleos Mexicanos; and Associate Managing Director of Regulations, Evaluation, Control and Liaisons of Petróleos Mexicanos. Other board memberships: Mexicana de Lubricantes, S.A. de C.V.	2013

Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Planning, Coordination and Evaluation Born: 1959 Business experience: Deputy Director of Operations and Strategy Execution of Petróleos Mexicanos; Deputy Director of Strategy and Operative Planning of Petróleos Mexicanos; and Deputy Director of Operations Evaluation of Petróleos Mexicanos.	2011

Mr. Antonio Álvarez Moreno	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1958 Business experience: Executive Coordinator of the Director General of Pemex-Refining; Deputy Director of Industrial Safety and Environmental Protection Auditing of Pemex-Refining; and Associate Managing Director of Industrial Safety and Occupational Health of Pemex-Refining.	2014

Mr. Tomás Ávila González	Deputy Director of Production Born: 1960 Business experience: Associate Managing Director of the Cadereyta refinery of Pemex-Refining; Associate Managing Director of the Salamanca refinery of Pemex-Refining; and Associate	2014

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
	Managing Director of the Minatitlán refinery of Pemex-Refining.

Mr. Francisco Javier Fuentes Saldaña	Deputy Director of Storage and Allotment Born: 1964 Business experience: General Coordinator of the Operative Performance Improvement of the National Refining System of Pemex-Refining; Associate Managing Director of Business Development and Marketing of Pemex-Refining; and Associate Managing Director of Human Resources of Pemex-Refining.	2010

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2013

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2013

Ms. María de Lourdes Melgar Palacios	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2014

Ms. María de Lourdes Dieck Assad	Professional Member of Pemex-Gas and Basic Petrochemicals Born: 1954 Business experience: Director of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Santa Fe Campus; Director of the Government, Social Sciences and Humanities Departments of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Monterrey Campus; and Ambassador of Mexico to Belgium and Luxembourg and Chief of Mission to the European Union.	2010

Mr. Mario Gabriel Budebo	Professional Board Member of Pemex-Gas and Basic Petrochemicals Born: 1963 Business experience: Undersecretary of Hydrocarbons of the Ministry of Energy; President of the Comisión Nacional del Sistema de Ahorro para el Retiro; and Chief of Staff of the Secretary of Finance and Public Credit.	2012

Mr. Alejandro Martínez Sibaja	Director General of Pemex-Gas and Basic Petrochemicals Born: 1956 Business experience: Commercial Deputy Director of Natural Gas of Pemex-Gas and Basic Petrochemicals; Deputy Director of Operation and Strategy Execution of Petróleos Mexicanos; and Commercial Associate Managing Director of Transportation of Pemex-Gas and Basic Petrochemicals.	2011

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Roberto Jorge de la Huerta Moreno	Deputy Director of Natural Gas Born: 1972 Business experience: Associate Managing Director of Control and Analysis of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Business Development of Pemex-Gas and Basic Petrochemicals; and Coordinator of Natural Gas Regulation Area of Pemex-Gas and Basic Petrochemicals. Other board memberships: MGI Enterprises U.S. LLC; President of MGI Enterprises, Ltd.; President of MGI Supply, Ltd.; and Chairman and President of MGI Trading, Ltd.	2012

Mr. Juan Marcelo Parizot Murillo

Deputy Director of Liquefied Gas and Basic Petrochemicals

Born: 1966

Business experience: Associate Managing Director of Operations of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Trading Coordination of Pemex-Refining; and Associate Managing Director of Service Station Sales of Pemex-Refining.

Other board memberships: Vice President of Pasco Internacional, Limited; Vice President of Pasco Terminals; Vice President of Pan American Sulphur Company, Limited; Gasoductos de Chihuahua, S. de R.L. de C.V.; Chairman of MGI Supply Internacional, Ltd.; President of MGI Trading, Ltd.; and President of MGI Enterprises, Ltd.

		2012

Mr. Rodulfo Figueroa Alonso	Acting Deputy Director of Planning Born: 1964 Business experience: Associate Managing Director of Planning of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Assessment and Information of Pemex-Gas and Basic Petrochemicals; and Deputy Manager of Information of Pemex-Gas and Basic Petrochemicals.	2013

Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Management and Finance Born: 1951 Business experience: Deputy Director of Finance and Management of Pemex-Refining; Director General of the Cámara de la Industria del Hierro y del Acero; and Deputy Director of Management of the Delegación Benito Juárez in Mexico City.	2011

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Armando Ricardo Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Associate Managing Director of Nuevo Pemex GPC; Superintendent of Nuevo Pemex GPC; and General Coordinator of Engineering, Acquisition and Startup of Matapionche GPC of Petróleos Mexicanos. Other board memberships: President of MGI Enterprises, Ltd.	1996

Mr. Luis Sánchez Graciano	Deputy Director of Pipelines Born: 1966 Business experience: Associate Managing Director of Measuring System of Pemex-Refining; Associate Managing Director of Pipeline Transportation of Pemex-Refining; and Acting Deputy Director of Distribution of Pemex-Refining. Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.; MGI Enterprises, Ltd.; MGI Supply, Ltd.; MGI Trading, Ltd.; and TAG Pipelines, S. de R.L. de C.V.	2014

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2013

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2013

Ms. María de Lourdes Melgar Palacios	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2014

Ms. María de Lourdes Dieck Assad	Professional Member of Pemex-Petrochemicals (refer to Pemex-Gas and Basic Petrochemicals)	2010

Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Manuel Sánchez Guzmán	Director General Born: 1949 Business experience: Deputy Director of Planning of Pemex-Petrochemicals; Associate Managing Director of Studies and Projects of Pemex-Petrochemicals; and Advisor to the Director General of Pemex-Petrochemicals. Other board memberships: Petroquímica Mexicana de Vinilo, S.A. de C.V.	2013

Mr. Jorge Collard de la Rocha	Deputy Director of Management and Finance Born: 1951 Business experience: Deputy Director of Management and Finance of Pemex-Exploration and Production; Acting Deputy Director of Supplies of Petróleos Mexicanos; and Chief Financial Officer of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo.	2011

Mr. Francisco Arturo Arellano Urbina	Deputy Director of Operations Born: 1946 Business experience: Director of Petroquímica Cangrejera, S.A. de C.V.; Director General of Micosa División Construcciones, S.A. de C.V.; and Director General of RCR Ingenieros Asociados, S.A. de C.V.	2005

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Carlos Xavier Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Head of the Fénix Project Executive Unit of Pemex-Petrochemicals; Deputy Director of Trading of Pemex-Refining; and Deputy Director of Trading of Pemex-Petrochemicals. Other board memberships: Asociación Petroquímica y Química Latinoamericana; Industriales de la Bolsa Plástica; Asociación Nacional de la Industria del Plástico; Founders Club; and Centro de Investigación en Química Aplicada.	2007

Mr. Luis Rafael Montanaro Sánchez	Deputy Director of Planning Born: 1969 Business experience: Associate Managing Director of Morelos PC of Pemex-Petrochemicals; Associate Managing Director of Strategic Planning and Business Development of Pemex-Petrochemicals; and Associate Managing Director of Strategic Analysis of Pemex-Petrochemicals.	2013

Compensation of Directors and Officers

For the year ended December 31, 2013, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (79 persons) paid or accrued in that year for services in all capacities was approximately Ps. 174.8 million. Except in the case of the professional members, members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services. The compensation paid or accrued during 2013 to the professional members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities was approximately Ps. 13.6 million.

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

Audit and Performance Evaluation Committee

The Audit and Performance Evaluation Committee of the Board of Directors of Petróleos Mexicanos (which we refer to as the Audit and Performance Evaluation Committee) is required, among other duties, to oversee our management and evaluate our financial and operational performance, as well as to appoint and evaluate our external auditors, set their compensation and make determinations as to whether to select other auditors. See “Item 16C—Principal Accountant Fees and Services.”

Each member of the Audit and Performance Evaluation Committee is “independent” of Petróleos Mexicanos within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act).

The Audit and Performance Evaluation Committee consists of the following members:

•	Mr. Jorge José Borja Navarrete, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Audit and Performance Evaluation Committee; and

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos.

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

The Compensation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Luis Videgaray Caso, member of the Board of Directors of Petróleos Mexicanos;

•	Ms. María de Lourdes Melgar Palacios, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Miguel Messmacher Linartas, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Francisco Leonardo Fabio Beltrán Rodríguez, member of the Board of Directors of Petróleos Mexicanos.

Strategy and Investment Committee

The Strategy and Investment Committee is chaired by a professional member of the Board of Directors of Petróleos Mexicanos and, among other duties, analyzes the business plan and investment portfolio of Petróleos Mexicanos and its subsidiary entities. This committee also supervises and evaluates investments made by Petróleos Mexicanos.

The Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Strategy and Investment Committee;

•	Mr. Luis Videgaray Caso, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Francisco Leonardo Fabio Beltrán Rodríguez, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Miguel Messmacher Linartas, member of the Board of Directors of Petróleos Mexicanos; and

•	Ms. María de Lourdes Melgar Palacios, member of the Board of Directors of Petróleos Mexicanos.

Transparency and Accountability Committee

This committee, among other duties, proposes to the Board of Directors of Petróleos Mexicanos criteria for the disclosure of information. The Transparency and Accountability Committee of Petróleos Mexicanos consists of the following members:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Transparency and Accountability Committee;

•	Mr. Luis Videgaray Caso, member of the Board of Directors of Petróleos Mexicanos;

•	Ms. María de Lourdes Melgar Palacios, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Francisco Leonardo Fabio Beltrán Rodríguez, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Miguel Messmacher Linartas, member of the Board of Directors of Petróleos Mexicanos.

Development and Technological Research Committee

This committee, among other duties, proposes to the Board of Directors of Petróleos Mexicanos technological research and development plans related to the petroleum industry. The Development and Technological Research Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Development and Technological Research Committee;

•	Mr. Ildefonso Guajardo Villareal, member of the Board of Directors of Petróleos Mexicanos;

•	Ms. María de Lourdes Melgar Palacios, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Francisco Leonardo Fabio Beltrán Rodríguez, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Miguel Messmacher Linartas, member of the Board of Directors of Petróleos Mexicanos.

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

•	Mr. Jorge José Borja Navarrete, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Acquisitions, Leasing, Works and Services Committee;

•	Mr. Ildefonso Guajardo Villareal, member of the Board of Directors of Petróleos Mexicanos;

•	Ms. María de Lourdes Melgar Palacios, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Miguel Messmacher Linartas, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Francisco Leonardo Fabio Beltrán Rodríguez, member of the Board of Directors of Petróleos Mexicanos.

A permanent representative of the SFP attends and may speak at the committee’s sessions, but has no voting power.

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2013, Petróleos Mexicanos and the subsidiary entities had 154,774 employees, as compared to 150,697 at December 31, 2012. During 2013, Petróleos Mexicanos and the subsidiary entities employed an average of 18,417 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,					2013 % of Total
	2009	2010	2011	2012	2013
Pemex-Exploration and Production	50,544	49,802	51,713	51,998	53,404	34.4%
Pemex-Refining	43,706	45,306	46,909	46,236	47,980	30.9
Pemex-Petrochemicals	13,447	13,542	13,541	13,487	13,758	8.9
Pemex-Gas and Basic Petrochemicals	12,550	12,327	11,918	12,191	12,905	8.3
Petróleos Mexicanos	24,899	26,391	26,480	26,785	26,727	17.2

Subtotal	145,146	147,368	150,561	150,697	154,774	99.8

PMI Group	315	324	323	325	332	0.2

Total	145,461	147,692	150,884	151,022	155,106	100.0%

Source: Petróleos Mexicanos and the PMI Group.

The Petroleum Workers’ Union represents approximately 71.4% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. Our relationship with our employees is regulated by the Federal Labor Law and a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union’s was officially established in 1938, we have not experienced labor strikes; we have experienced work stoppages for short periods of time, but none of these stoppages had a material adverse effect on our operations.

On July 29, 2013, Petróleos Mexicanos and the Petroleum Workers’ Union entered into a new collective bargaining agreement, which became effective on August 1, 2013. The agreement provides for a 3.99% increase in wages and a 1.98% increase in benefits. By its terms, the collective bargaining agreement is scheduled to expire on July 31, 2015.

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

On November 5, 1997, the SHCP and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the plan assets for our retirement benefits totaled Ps. 30,796 million in 2012 and Ps. 33,210 million in 2013.

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

Mexican Government officials hold six of the 15 seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy is the Chairperson of the Board of Directors of Petróleos Mexicanos. An additional four seats on the Board of Directors are held by professional members appointed by the President of Mexico and ratified by the Senate. The various committees of the Board of Directors are comprised only of Mexican Government representatives, i.e., a combination of Mexican Government officials and professional members of the Board of Directors. The Director General of Petróleos Mexicanos is a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Relationship with the Mexican Government.”

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

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos

Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2013 was Ps. 26.9 million. As of March 31, 2014, the aggregate amount of salary advances outstanding to our executive officers was Ps. 21.6 million.

Prior to his appointment as Secretary of Energy, Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos since December 2012, as well as certain members of his family, held ownership interests in companies that have entered into agreements with Pemex-Refining for the sale and purchase of gasoline and other products by certain retail service stations and a wholesale distributor, as well as the performance of other related activities. As of the date of this report, their ownership interests are as follows:

Company	Name	Ownership Share
Servicio Cozumel, S.A. de C.V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell) Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	60 20 20	% % %

Planta de Combustible Cozumel, S.A. de C.V. (which operates as a wholesale distributor)	Mr. Pedro Joaquín Coldwell Mr. Fausto Nassim Joaquín Ibarra (father of Mr. Joaquín Coldwell)	40 60	% %

Gasolinera y Servicios Juárez, S.A. de C.V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell Mr. Fausto Nassim Joaquín Ibarra Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell)	40 40 20	% % %

Combustibles Caleta, S.A. de C.V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell Mr. Pedro Oscar Joaquín Delbouis Mr. Nassim Joaquín Delbouis Mr. Fausto Nassim Joaquín Ibarra Mr. Ignacio Nassim Ruiz Joaquín	20 20 20 20 20	% % % % %

Combustibles San Miguel, S.A. de C.V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell Mr. Pedro Oscar Joaquín Delbouis Mr. Nassim Joaquín Delbouis Mr. Ignacio Nassim Ruiz Joaquín	25 25 25 25	% % % %

The rights of these companies to operate retail service stations and distribute gasoline and other products on a wholesale basis in Mexico are dependent on these agreements, the expiration or non-renewal of which may adversely affect their business. These agreements are based on our standard forms of agreements and contain the standard terms and conditions applicable to all of Pemex-Refining’s retail service stations and wholesale distributors.

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

Mexican Government Audits and Other Investigations

Certain rules have been enacted in order to promote a culture of ethics and prevent corruption in our daily operations. On July 31, 2002, a Código de Ética de los Servidores Públicos de la Administración Pública Federal (Code of Ethics for Public Servants of the Federal Public Administration) was published in the Official Gazette of the Federation, containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance of public work by public sector officials and employees, including our directors, officers and employees. On October 3, 2003, we announced a corporate code of conduct for Petróleos Mexicanos and the subsidiary entities, the Código de Conducta de Petróleos Mexicanos y Organismos Subsidiarios (Code of Conduct of Petróleos Mexicanos and the Subsidiary Entities) that defines the code of conduct expected from all employees of Petróleos Mexicanos and its subsidiary entities in the daily performance of their duties, and which is designed to promote transparency and prevent abuses. In addition, on May 12, 2004, the Board of Directors of Petróleos Mexicanos adopted a Code of Ethics for our chief executive officer, chief financial officer, chief accounting officer and all other employees performing similar functions in Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. For more information on this Code of Ethics, see “Item 16B—Code of Ethics.” On June 3, 2011, the Board of Directors of Petróleos Mexicanos approved the Código de Conducta de los Miembros del Consejo de Administración de Petróleos Mexicanos (Code of Conduct of the Members of the Board of Directors of Petróleos Mexicanos). In addition, on March 6, 2012, general guidelines to establish permanent measures to ensure the integrity and ethical behavior of public officers in performing their jobs, positions or commission work were published in the Official Gazette of the Federation. These guidelines provide that an ethics committee, consisting of our employees and officers, will be formed and given the following responsibilities: evaluate the Code of Conduct of Petróleos Mexicanos and the Subsidiary Entities; issue, implement and enforce a new or updated code of conduct applicable to all of our employees; and verify compliance with the Code of Ethics for Public Servants of the Federal Public Administration.

In May 2005, the SFP announced that it had fined several former officers of Petróleos Mexicanos, alleging that these officers had illegally diverted Petróleos Mexicanos’ funds to members of the Petroleum Workers’ Union. In December 2009, the SFP announced it had fined Mr. Montemayor, former Director General of Petróleos Mexicanos, for Ps. 1,421.1 million and banned him from holding public sector positions for 20 years. In April 2010, Mr. Montemayor filed an appeal against this penalty before the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Court of Fiscal and Administrative Justice). On January 24, 2013, a judgment was issued confirming Mr. Montemayor’s ban from holding public sector positions but declaring the economic penalty null and void due to the inadequacy of the process by which this penalty was calculated. As of the date of this report, a final resolution is still pending.

In July 2007, the SFP announced that it had fined, among others, Mr. Raúl Muñoz Leos, former Director General of Petróleos Mexicanos, for Ps. 862.2 million and banned him from holding public sector positions for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Petroleum Workers’ Union. On August 25, 2005, Petróleos Mexicanos and the Petroleum Workers’ Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties were appealed by the former officer. On August 4, 2010, the Federal Court of Fiscal and Administrative Justice issued a resolution confirming Mr. Muñoz Leos’ liability for executing this side agreement, but declared the economic penalty null and void due to the fact that no economic damages were caused as a result of the side agreement. On September 6, 2012, the SFP issued a new resolution against Mr. Muñoz Leos confirming the decision to ban him from holding public sector positions for ten years. Mr. Muñoz Leos filed a motion against this resolution before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Federal Court of Fiscal and Administrative Justice, which is still pending as of the date of this report.

In March and April 2010, the SFP filed 7 criminal complaints against officers and employees of Pemex-Refining, in connection with a pipeline rupture in Nanchital, Veracruz. In August 2013, the Federal Attorney General’s Office notified the SFP that it was closing the investigation related to the criminal complaints against the officers and employees. The SFP has filed a motion against this resolution, which is still pending as of the date of this report. In a concurrent proceeding, the SFP imposed administrative penalties against these officers and employees, as well as against contractors. The officers and employees filed appeals to 28 administrative penalties, 15 of which have concluded with the following results: ten penalties were confirmed and five penalties were declared null and void. As of the date of this report, final resolutions of the 13 other administrative penalties appealed by these officers and employees are still pending. The contractors filed appeals to nine administrative penalties, four of which have concluded with the following results: one penalty was confirmed and three penalties were declared null and void. As of the date of this report, final resolutions of the five other administrative penalties appealed by these contractors are still pending.

In May 2010, the SFP filed two criminal complaints and initiated several administrative proceedings against María Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption pursuant to which PMI lost revenues of approximately U.S. $13 million. The alleged acts involved the unauthorized sale of ultra low sulfur diesel for the economic benefit of foreign companies, including Blue Oil Trading Ltd. During November 2010, the administrative proceedings concluded, resulting in Ms. Miyazaki Hara being fined Ps. 164.2 million and receiving a 20 year ban from public sector employment. Ms. Miyazaki Hara filed a claim before the Federal Court of Fiscal and Administrative Justice seeking that this resolution be declared null and void. As of the date of this report, the trial is in the evidentiary stage. Once this stage concludes, the Superior Court of the Federal Court of Fiscal and Administrative Justice will review Ms. Miyazaki Hara’s claim. In addition, on June 25, 2013, the SFP fined Ms. Miyazaki Hara for Ps. 59.3 million and banned her from holding public sector positions for 20 years. On September 23, 2013, Ms. Miyazaki Hara filed a motion against this resolution before the Federal Court of Fiscal and Administrative Justice seeking that this additional resolution also be declared null and void. As of the date of this report, an order for Ms. Miyazaki Hara’s arrest has been issued in connection with one criminal complaint, and the investigation of the other criminal complaint is still underway.

In December 2010, the SFP announced that it had fined 15 officers and employees of Pemex-Refining and banned them from holding public sector positions for ten years for their alleged involvement in an illegal bidding process for the leasing of four tankers. These officers and employees appealed these resolutions. On appeal, ten of the resolutions were confirmed. The other five resolutions are still pending as of the date of this report—four are subject to motions by the SFP, while one is being reviewed by the Superior Court of the Federal Court of Fiscal and Administrative Justice.

On October 11, 2011, the SFP announced that it had fined three former officers of PMI an aggregate amount of Ps. 267.8 million and had dismissed and fined the Director General of PMI, Ms. María del Rocío Cárdenas Zubieta, for Ps. 238.9 million, for allegedly committing acts of corruption during the period from January 2008 to January 2009. The alleged acts involved the use of improper contracting practices in the purchase and/or sale of petroleum products, which allegedly benefited certain of PMI’s commercial counterparties and resulted in financial harm to PMI in the amount of U.S. $25.7 million. Ms. Cárdenas Zubieta and the implicated ex-officers of PMI were also barred from public sector employment for a period of ten years and may face criminal charges.

These former officers appealed the penalties. On November 7, 2013, a judgment was issued confirming the resolution against Ms. Cárdenas Zubieta. As of the date of this report, Ms. Cárdenas Zubieta has yet to file a motion against this resolution, and the resolutions against the other former officers are still pending.

In July 2011, a criminal complaint was filed against Mario Blenda Ahumada, former Deputy Director of Trade and Refined Products of PMI, after a Ps. 11 million increase in his personal assets was detected. As of the date of this report, the investigation of the criminal complaint is still underway.

On February 10, 2014, the SFP announced in the Official Gazette of the Federation that it had fined Oceanografía, S.A. de C.V. (or Oceanografía), a Mexican oil-services firm, and banned it from bidding for and entering into government contracts, including contracts with us, for approximately one year and nine months. The fine and related ban resulted from the failure of Oceanografía to issue performance guarantees in connection with certain contracts between Oceanografía and Pemex-Exploration and Production. As of the date of this report, the SFP is conducting several investigations into the conduct of certain of Pemex-Exploration and Production’s current and former officers or employees in connection with its contracts with Oceanografía.

On April 9, 2014, the SEC issued an order imposing sanctions against Hewlett-Packard Company (or HP) based on its findings that HP’s subsidiaries in Mexico, Russia and Poland made improper payments to certain public officials in order to obtain public contracts in violation of the U.S. Foreign Corrupt Practices Act. In the case related to Mexico, the sanctions related in part to allegations that Hewlett-Packard México, S. de R.L. de C.V., an HP subsidiary in Mexico, paid a Mexican information-technology and consulting company more than U.S. $1 million to win a software and licensing contract with Petróleos Mexicanos worth approximately U.S. $6 million. The SEC’s order alleged that a former officer of Petróleos Mexicanos received a portion of the HP subsidiary’s unlawful payment to the consulting company. As of the date of this report, we are conducting an internal investigation into the tendering of this software and licensing contract by Petróleos Mexicanos to HP’s Mexican subsidiary.

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

In particular, during 2013, we implemented the following strategic measures in order to decrease incidents of theft in our facilities:

•

Increased pipeline surveillance by 18.0% as compared to 2012. Inspected rights-of-way and facilities at an average of 33,041 kilometers per day by vehicles and 584 kilometers per day by foot during 2013, as compared to 28,000 kilometers per day by vehicles and 770 kilometers per day by foot during 2012, in coordination with the Secretaría de la Defensa Nacional (Ministry of National Defense), the Federal Attorney General’s Office and the Ministry of the Navy. These efforts led to the identification and sealing of 3,278 illegal pipeline taps, as compared to the sealing of 1,744 illegal pipeline taps during 2012, which represented an increase of 88.0%. This increase was due both to an increase in the number of criminal attempts to divert our products, as well as to additional surveillance efforts.

•	Maintained programs that encourage anonymous citizens to report illicit market activities through toll-free numbers and a dedicated email address, as well as campaigns and public announcements in mass media outlets, including radio, newspapers, television and the internet, which help us identify and respond to incidents of illegal tapping.

•	As of the date of this report, we have integrated 11 pipelines into our supervisory control and data acquisition (SCADA) measurement system. We aim to incorporate an additional 47 pipelines into the SCADA system by December 2014.

Together, these activities led to the recovery of 19,185,432 liters of hydrocarbon products in 2013.

During the first three months of 2014, we have continued implementing several strategic measures in order to decrease incidents of theft in our facilities, including the performance of a technical operational assessment in our facilities, in order to verify the proper application of our operating procedures regarding the measurement and distribution of our products and to detect those areas most vulnerable to illegal activities. In addition, in connection with the effort to combat the incidence of theft in the national pipeline system, we carried out pipeline surveillance, as well as right-of-way and facilities inspections, which totaled an average of 37,735 kilometers per day by vehicles and 1,120 kilometers per day by foot during this period. These activities were carried out in coordination with the Ministry of National Defense, the Secretary of the Navy and the Federal Attorney General’s Office through a total of 16,181 surveillance events. Our efforts during this period led to the recovery of 4,999,865 liters of hydrocarbon products and the sealing of 764 illegal taps. A corresponding criminal report was filed in each of these cases, which resulted in 306 individuals being charged with hydrocarbons theft and 631 vehicles that were used to transport stolen products being held in custody.

On June 7, 2010, Pemex-Exploration and Production filed a civil claim (4:10-cv-01997) before the United States District Court for the Southern District of Texas against several companies and individuals seeking damages for the illegal acquisition, possession and sale of stolen petroleum products from Pemex-Exploration and Production facilities in the Burgos basin. Subsequently, this claim was amended to include additional defendants allegedly involved in the illegal purchase and resale of stolen petroleum products originating in Mexico. In February 2014, a hearing was held with respect to this claim and the parties were notified that a jury trial would be scheduled to begin on May 12, 2014. Pemex-Exploration and Production has also filed additional civil claims before the United States District Court for the Southern District of Texas against Shell Chemical Co. and other companies that were not named in the original claim, generally asserting the same conversion based-claims brought in the initial action. On October 1, 2013, the District Court rejected a counterclaim filed by Murphy Energy Corporation, one of the defendants, that sought damages of U.S. $40 million.

The purpose of these claims is to prevent the illegal purchase and resale of our products in the United States and to recover damages caused by such activities in an amount up to the value of the stolen product that was allegedly purchased and then resold by the defendants. In the course of these proceedings, Pemex-Exploration and Production reached out-of-court settlements with several of the defendants. In February 2014, a number of defendants filed a motion seeking to dismiss certain of Pemex-Exploration and Production’s claims on the grounds that these claims had already been settled out of court, thereby barring the right to further remedies. Pemex-Exploration and Production expects to file a response to this motion.

As of the date of this report, a final resolution is pending with respect to a number of these proceedings. The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

Civil Actions

In the ordinary course of our business, we are a party to a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. At December 31, 2013, we had accrued a reserve of Ps. 17.6 billion for our contingent liabilities in connection with these lawsuits. Our material legal proceedings are described in Note 23 to our audited financial statements included in this report, and that description is incorporated by reference under this Item.

Dividends

In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos’ external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos’ indebtedness to the Mexican Government was increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution “A.” As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approved the total dividend on the Certificates of Contribution “A” after the end of each fiscal year, although until January 2007 Petróleos Mexicanos paid an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 2006 and 2007, Petróleos Mexicanos made advance payments to the Mexican Government in aggregate annual amounts of Ps. 269 million and Ps. 4,260 million, respectively, toward the minimum guaranteed dividends for those years. On January 2, 2007, Petróleos Mexicanos made its final advance payment of minimum guaranteed dividends. We do not have a dividend policy; the Mexican Government may require that we make dividend payments at any time. On August 20, 2008, the Board of Directors of Petróleos Mexicanos approved the payment of a Ps. 4,270 million dividend to the Mexican Government. No dividends were declared or paid in the years 2009 to 2013. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and Certificates of Contribution ‘A.’”

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

Memorandum and Articles of Association

The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938, effective July 20, 1938. None of Petróleos Mexicanos or the subsidiary entities has bylaws or articles of association. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name. The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Mexican Constitution, the Regulatory Law, the Petróleos Mexicanos Law, Regulations to the Petróleos Mexicanos Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” Under the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos has the following committees: Audit and Performance Evaluation Committee, Transparency and Accountability

Committee, Strategy and Investment Committee, Compensation Committee, Acquisitions, Leasing, Works and Services Committee, Environmental and Sustainability Committee and Development and Technological Research Committee. See “Item 6—Directors, Senior Management and Employees.”

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

Material Contracts

On November 10, 1998, Petróleos Mexicanos, The Bank of New York Mellon (formerly The Bank of New York) and The Bank of New York (Delaware) entered into a Trust Agreement, which created the Master Trust and designated The Bank of New York Mellon as Managing Trustee and The Bank of New York (Delaware) as Delaware Trustee. On the same date, Petróleos Mexicanos, the subsidiary entities (except for Pemex-Petrochemicals) and the Master Trust, acting through The Bank of New York Mellon, entered into an Assignment and Indemnity Agreement. This agreement provided for the assignment by such subsidiary entities to the Master Trust of certain payment obligations relating to PIDIREGAS, the arrangement by Petróleos Mexicanos of financing on behalf of the Master Trust to meet such payment obligations, the payment by Petróleos Mexicanos and such subsidiary entities to the Master Trust of the amounts necessary to meet the Master Trust’s obligations under such financings and the indemnification of the Master Trust by Petróleos Mexicanos and such subsidiary entities. Pemex-Petrochemicals became a party to the Assignment and Indemnity Agreement pursuant to an amendment of this agreement on August 17, 2006. Effective January 1, 2009, in connection with amendments to the Federal Law of Budget and Fiscal Accountability, Petróleos Mexicanos agreed to assume primary responsibility for the payment of all indebtedness of each of the Master Trust and Fideicomiso F/163. During the second half of 2009, Petróleos Mexicanos legally assumed, as primary obligor, the indebtedness of the Master Trust and Fideicomiso F/163 under the related agreements. On August 16, 2011, Fideicomiso F/163 was terminated, and on December 20, 2011, the Master Trust was terminated.

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

As of December 31, 2012 and 2013, we have entered into contracts with various contractors for approximate amounts of Ps. 470,233 million and Ps 630,776 million, respectively. These contracts are for the development of investment projects. See Note 22 to our consolidated financial statements included herein.

On January 27, 2009, Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for the issuance by Petróleos Mexicanos from time to time of unsecured debt securities. On the same date, Petróleos Mexicanos entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Credit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which Petróleos Mexicanos established a U.S. $7 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, Petróleos Mexicanos’ obligations under all notes issued under this program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. In December 2010, Petróleos Mexicanos appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. In each of December 2010 and January 2010, Petróleos Mexicanos increased the size of this program to U.S. $12 billion and U.S. $22 billion, respectively. Petróleos Mexicanos issued U.S. $3.5 billion of notes and bonds under this program in 2011. In 2012, Petróleos Mexicanos issued U.S. $5.3 billion of notes and bonds under this program. In 2013, Petróleos Mexicanos increased the size of this program to U.S. $32 billion and issued U.S. $6.9 billion of notes and bonds under it. During the first four months of 2014, Petróleos Mexicanos increased the size of this program to U.S. $42 billion and issued U.S. $4.0 billion and €1.0 billion of notes and bonds under it. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

Exchange Controls

Mexico has had a free market for foreign exchange since 1991, and the Mexican Government has allowed the peso to float freely against the U.S. dollar since December 1994. We have no control over or influence on this exchange rate policy. The Mexican Government has announced that it does not intend to change its floating exchange rate policy, but there is no guarantee that the Mexican Government will not change this policy. See “Item 3—Key Information—Exchange Rates” and “Item 3—Key Information—Risk Factors—Considerations Related to Mexico.”

Taxation

The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities and the 2013 Securities.

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

Pursuant to a registration statement on Form F-4 (File No. 333-9310), which was declared effective by the SEC on August 24, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $350,000,000 of 9 1⁄4% Global Guaranteed Bonds due 2018, which we refer to as the 1998 Securities. In December 2004 and February 2006, an aggregate amount of U.S. $340,427,000 of the 1998 Securities were exchanged for bonds issued by the Master Trust.

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

Pursuant to a registration statement on Form F-4 (File No. 333-126941), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $324,220,000 of 9 1⁄4% Bonds due 2018, U.S. $228,735,000 of 8.625% Bonds due 2023, U.S. $354,477,000 of 9.50% Bonds due 2027, U.S. $403,746,000 of POMESSM due 2027, U.S. $1,000,000,000 of 5.75% Notes due 2015 and U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2035. Pursuant to a registration statement on Form F-4 (File No. 333-126948), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $25,780,000 of 9 1⁄4% Bonds due 2018, U.S. $21,265,000 of 8.625% Bonds due 2023, U.S. $45,523,000 of 9.50% Bonds due 2027 and U.S. $96,254,000 of POMESSM due 2027. All outstanding POMES registered under these registration statements were, on March 15, 2006, mandatorily exchanged for 9.50% Bonds due 2027. Pursuant to a registration statement on Form F-4 (File No. 333-136674), which was declared effective by the SEC on November 3, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $759,254,000 of 5.75% Notes due 2015 and U.S. $751,995,000 of 6.625% Guaranteed Bonds due 2035. We refer to the securities registered in 2006 under these registration statements as the 2006 Securities.

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

Pursuant to a registration statement on Form F-4 (File No. 333-182553), which was declared effective by the SEC on July 23, 2012, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $2,100,000,000 of 4.875% Notes due 2022 and up to U.S. $1,750,000,000 of 5.500% Bonds due 2044. We refer to the securities registered in 2012 as the 2012 Securities.

Pursuant to a registration statement on Form F-4/A (File No. 333-189852), which was declared effective by the SEC on July 25, 2013, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $1,000,000,000 of 3.500% Notes due 2018, up to U.S. $500,000,000 of Floating Rate Notes due 2018, up to U.S. $2,100,000,000 of 3.500% Notes due 2023, up to U.S. $1,000,000,000 of 4.875% Notes due 2024, up to U.S. $500,000,000 of 6.500% Bonds due 2041 and up to U.S. $1,000,000,000 of 5.50% Bonds due 2044. We refer to the securities registered in 2013 as the 2013 Securities, and together with the 1997 Securities, the 1998 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities and the 2012 Securities, as the Registered Securities.

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

Payments of interest made by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals in respect of the Registered Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that:

•	such fund is duly organized pursuant to the laws of its country of origin and is the effective beneficiary of the interest payment;

•	the income from such interest payment is exempt from income tax in its country of residence; and

•	such fund delivers certain information as per rules issued by the SHCP.

Additional Amounts. Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

•	pay Additional Amounts (as defined in the indenture dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the indenture dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the indenture dated as of July 31, 2000, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2003 Securities and the 2004 Securities in respect of the Mexican withholding taxes described above;

•	pay Additional Amounts (as defined in the indenture dated as of December 30, 2004, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2006 Securities and the 2008 Securities in respect of the Mexican withholding taxes described above; and

•	pay Additional Amounts (as defined in the indenture dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities and the 2013 Securities in respect of the Mexican withholding taxes described above.

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

Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this report, and the exhibits thereto, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Risk Management and Financial Instruments

We face market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of DFIs and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with our internal regulation.

One of Petróleos Mexicanos and the subsidiary entities’ policies is to help minimize the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes exclusively; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation and regular stress testing of major exposures; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs. Notwithstanding their execution for hedging purposes, commodity DFIs were not recorded as hedges for accounting purposes. See Note 13 to our consolidated financial statements incorporated in Item 18.

Market Risk

Exchange Rate Risk

A significant amount of our revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos and represent less than 5% of our revenues. Our expenses related to hydrocarbon duties are indexed to international U.S. dollar-denominated prices, and the cost of hydrocarbon imports that we acquire for resale in Mexico or use in our facilities is determined in U.S. dollars. By contrast, our capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases our financial balance in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. We perceive this risk as manageable, without the need for hedging instruments, because the impact on our revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on our obligations.

Cross-Currency Swaps

Most of our debt is denominated in U.S. dollars or pesos. Although we seek to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase our cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances, we have, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, we swap this debt into pesos. As a result of this strategy, we hold a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, pound sterling and Australian dollar, which are each swapped against the U.S. dollar. UDIs are swapped against the peso.

During 2013, we entered into cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros and inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of U.S. $2,028.7 million. During 2012, we entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in Swiss francs and Australian dollars for an aggregate notional amount of U.S. $484.0 million.

Most of our cross-currency swaps are plain vanilla, except for two swaps entered into in 2002 and 2004 to hedge our exposure to Japanese yen and euros, with termination dates in 2023 and 2016, respectively. These swaps are referred to as “extinguishing swaps” and were obtained in order to hedge long-term obligations. The main characteristic of extinguishing swaps is that these DFIs terminate upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation by either party. These swaps have a notional amount of U.S. $241.4 million and U.S. $1,028.5 million, respectively.

We recorded a total net foreign exchange loss of Ps. 3,951.5 million in 2013, as compared to a total net foreign exchange gain of Ps. 44,845.7 million in 2012 and to a total net foreign exchange loss of Ps. 60,143.3 million in 2011. Our foreign exchange loss in 2013 was due to the depreciation of the peso, from Ps. 13.0101 = U.S. $1.00 on December 31, 2012 to Ps. 13.0765 = U.S. $1.00 on December 31, 2013. The depreciation of the peso caused a total net foreign exchange loss because a significant part of our debt (75.0% as of December 31, 2013) is denominated in foreign currency. Our foreign exchange gain in 2012 was due to the effect of a 7.5% appreciation of the peso (from Ps. 13.9904 = U.S. $1.00 on December 31, 2011 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012). Our foreign exchange loss in 2011 was due to the depreciation of the peso, from Ps. 12.3571 = U.S. $1.00 on January 1, 2011 to Ps. 13.9904 = U.S. $1.00 on December 31, 2011.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the board of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company’s total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. This policy further states that the exchange rate risk generated by financing contracts denominated in currencies other than the functional one is to be fully covered immediately upon the execution of the contract. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company’s functional currency.

PMI HBV has outstanding euro-dollar exchange rate forwards which were executed in order to hedge its financing operations denominated in euros. As of December 31, 2013, the outstanding notional amount of these contracts was €266.4 million.

Finally, a significant amount of PMI Trading’s income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to our subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading’s exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

Interest Rate Risk

We are exposed to fluctuations in floating interest rate liabilities. We are exposed to U.S. dollar LIBOR and to Mexican peso Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, which we refer to as TIIE). As of December 31, 2013, approximately 24.8% of our total net debt outstanding consisted of floating rate debt. Moreover, we make investments in pesos and U.S. dollars in compliance with applicable internal regulations, through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet our obligations payable in pesos and U.S. dollars.

The investments made through our portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk

Interest Rate Swaps

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, we have entered into interest rate swaps. Under its interest rate swap agreements, we acquire the obligation to make payments based on a fixed interest rate and are entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2013, we were a party to an interest rate swap agreement denominated in U.S. dollars for a notional amount of U.S. $750.0 million at a fixed interest rate of 2.38% and a term of 10.13 years. The market value of Petróleos Mexicanos’ cross-currency swaps and interest rate swaps was Ps. 2,863.8 million as of December 31, 2012 and Ps. 285.3 million as of December 31, 2013. See Note 13 to our consolidated financial statements incorporated in Item 18.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars for an outstanding notional amount of U.S. $127.9 million, at a weighted average fixed interest rate of 4.16% and a weighted average term of 8.4 years.

Hydrocarbon Price Risk

We periodically assess our revenues and expenditures structure in order to identify the main market risk factors that our cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, we monitor our exposure to the most significant risk factors and quantify their impact on our financial balance.

We continuously evaluate the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints. We did not hedge the price risk associated with any of our crude oil production for the period from 2007 to 2013.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with MGI Supply, Ltd. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. MGI Supply, Ltd. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

Pemex-Gas and Basic Petrochemicals’ domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where we sell imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps. During 2013, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs of this type.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

Risks Relating to the Portfolio of Third-Party Shares

We hold a synthetic long position on 67,969,767 shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which we pay variable amounts and receives total return on the Repsol shares. Under these DFIs, we are entitled to any capital gains associated with the Repsol shares and agree to cover our counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

These DFIs will mature between March and October of 2014. As of December 31, 2013 and 2012, the market value of Repsol shares was €18.320 and €15.335 per share, respectively.

Between July and September 2011, we acquired 57,204,240 shares of Repsol through our affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. The exchange rate forwards that matured in 2012 and 2013 correspond to 38,136,160 shares; hence, DFIs related to 19,068,080 shares remain outstanding. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

Credit Risk

When the fair value of DFIs is favorable to us, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties’ creditworthiness and calculate the credit risk exposure for our DFIs. In addition, we enter into DFIs mostly with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, we maintain a diversified portfolio of counterparties.

Moreover, we have entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market value exceeds the relevant threshold specified in the swap), thereby limiting our exposure with our counterparties to a specific threshold amount. The specified thresholds were reached in seven cross-currency swaps during 2012 and four cross-currency swaps during 2013. These swaps were used to hedge the exchange rate exposure to the euro and pound. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, “Fair Value Measurement,” the fair value or mark-to-market value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, we apply the credit value adjustment (CVA) method to calculate the fair value of our DFIs.

PMI Trading’s credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-Clearport.

PMI HBV’s credit risk associated with DFI transactions is related to the financing that it obtains from the same DFI counterparties. PMI HBV’s debt balance with such counterparties is greater than the DFIs’ mark-to-market value.

Liquidity Risk

Through our debt planning and U.S. dollar selling operations, we currently preserve a cash balance at a level of liquidity in domestic currency and U.S. dollars that we believe is considered adequate to cover our investment and operating expenses, as well as other payment obligations.

In addition, we have acquired three committed revolving credit lines in order to mitigate liquidity risk, one of which provides access to Ps. 10,000,000,000 with an expiration date of December 2015, and two others that each provides access to U.S. $1,250,000,000 with expiration dates in December 2016 and October 2017, respectively.

Finally, the investment strategies of our portfolios are structured by selecting horizons that consider each currency’s cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or “in-house bank,” which provides access to a syndicated credit line for up to U.S. $700,000,000, as well as to the additional cash in custody. In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions for up to U.S. $250,000,000.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company’s board of directors.

Instruments Entered into for Trading Purposes

The following tables show our cash flow maturities as well as the fair value of our debt and DFI portfolios as of December 31, 2013. It should be noted that:

•	for debt obligations, these tables present principal cash flows and related weighted average interest rates for fixed rate debt;

•	for interest rate and currency swaps, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates;

•	for natural gas DFIs, volumes are presented in millions of British thermal units (MMBtu), and average fixed and strike prices are presented in U.S. dollars per MMBtu;

•	weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date;

•	for natural gas DFIs, volumes are presented in MMBtu, and fixed average and strike prices are presented in U.S. dollars per MMBtu;

•	a DFI’s fair value includes CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg; forward curves for natural gas are supplied by the Kiodex Risk Workbench platform;

•	for PMI Trading, prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others;

•	fair value is calculated internally, by discounting cash flows with the corresponding zero coupon yield curve in the original currency;

•	for all instruments, the tables are based on the contract terms in order to determine future cash flows categorized by expected maturity dates;

•	this information is presented in thousands of pesos (except as noted).

Quantitative Disclosure of Debt Cash Flows’ Maturities as of December 31, 2013(1)(2)

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2014	2015	2016	2017	2018	Thereafter
	(in thousands of nominal pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	18,827,853	30,599,245	8,012,990	7,282,939	54,091,020	304,856,256	423,670,303	447,282,809
Average Interest Rate (%)	—	—	—	—	—	—	5.4470%	—
Fixed rate (Japanese yen)	1,128,140	1,128,140	726,869	363,422	—	3,735,000	7,081,571	7,714,998
Average Interest Rate (%)	—	—	—	—	—	—	2.9070%	—
Fixed rate (pounds)	—	—	—	—	—	7,528,128	7,528,128	10,022,857
Average Interest Rate (%)	—	—	—	—	—	—	8.2500%	—
Fixed rate (pesos)	—	9,500,000	7,498,990	—	—	51,230,219	68,229,209	72,738,704
Average Interest Rate (%)	—	—	—	—	—	—	8.1873%	—
Fixed rate (UDIs)	—	—	—	—	—	26,746,411	26,746,411	25,295,383
Average Interest Rate (%)	—	—	—	—	—	—	3.6143%	—
Fixed rate (euros)	500	46	15,316,513	21,511,809	—	41,245,103	78,073,971	88,219,672
Average Interest Rate (%)	—	—	—	—	—	—	4.9780%	—
Fixed rate (Swiss francs)	7,352,900	—	—	—	—	4,403,283	11,756,183	12,200,636
Average Interest Rate (%)	—	—	—	—	—	—	3.1255%	—
Fixed rate (Australian dollars)	—	—	—	1,747,544	—	—	1,747,544	1,917,297
Average Interest Rate (%)	—	—	—	—	—	—	6.1250%	—

Total fixed rate debt	27,309,393	41,227,431	31,555,362	30,905,714	54,091,020	439,744,400	624,833,320	665,392,357

Variable rate (U.S. dollars)	25,497,804	14,778,763	38,952,740	12,424,670	13,994,202	15,177,965	120,826,144	123,407,193
Variable rate (Japanese yen)	2,608,275	—	—	—	—	7,968,000	10,576,275	10,995,410
Variable rate (euros)	4,779,803	—	—	—	—	—	4,779,803	5,041,659
Variable rate (pesos)	20,666,667	9,118,368	11,094,119	23,442,426	—	6,088,290	70,409,870	71,159,977

Total variable rate debt	53,552,549	23,897,131	50,046,859	35,867,096	13,994,202	29,234,255	206,592,092	210,604,238

Total debt	80,861,942	65,124,562	81,602,221	66,772,810	68,085,222	468,978,655	831,425,412	875,996,595

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2013 of: Ps. 13.0765 = U.S. $1.00; Ps. 0.1245 = 1.00 Japanese yen; Ps. 21.6560 = 1.00 pound; Ps. 5.058731= 1.00 UDI; Ps. 18.0194 = 1.00 euro; Ps. 14.7058 = 1.00 Swiss franc and Ps. 11.6982 = 1.00 Australian dollar.
(2)	Figures in this table do not include accrued interest.

Source: Petróleos Mexicanos.

Quantitative Disclosure of Cash Flows’ Maturities from Derivative Financial Instruments Held or Issued for Purposes other than Trading as of December 31, 2013(1)2)

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(3)
	2014	2015	2016	2017	2018	Thereafter
	(in thousands of nominal pesos, except as noted)
Hedging Instruments(2)(4)
Interest Rate DFIs
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	903,252	1,155,684	1,163,103	1,171,060	1,179,378	5,907,161	11,479,638	36,019
Average pay rate	4.31%	3.80%	3.88%	3.96%	4.04%	3.51%	n.a.	n.a.
Average receive rate	1.66%	1.46%	2.64%	4.17%	5.36%	6.03%	n.a.	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	—	—	—	—	—	—	—	—
Average pay rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Average receive rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Currency DFIs
Cross Currency Swaps
Receive euros/ Pay U.S. dollars	—	—	13,449,180	22,464,185	—	41,205,171	77,118,535	1,153,442
Receive Japanese yen/ Pay U.S. dollars	3,691,887	1,076,589	674,237	337,110	—	14,355,308	20,135,132	(3,016,981)
Receive pounds/ Pay U.S. dollars	—	—	—	—	—	8,322,630	8,322,630	90,303
Receive UDI/ Pay pesos	—	—	—	—	—	26,174,756	26,174,756	434,082
Receive Swiss francs/ Pay U.S. dollars	6,257,431	—	—	—	—	4,296,391	10,553,822	1,132,123
Receive Australian dollars/ Pay U.S. dollars	—	—	—	2,032,873	—	—	2,032,873	(178,770)
Exchange Rate Forward
Receive euros/ Pay U.S. dollars	4,800,666	—	—	—	—	—	4,800,666	158,144

	(in thousands of shares)							(in thousands of nominal pesos)
Equity DFIs
Equity Options on Repsol shares	19,068	—	—	—	—	—	19,068	101,458
Non-Hedging Instruments
Equity DFIs
Equity Swaps on Repsol shares	67,970	—	—	—	—	—	67,970	545,379

Notes:	Numbers may not total due to rounding.

n.a. = not applicable.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2013 of Ps. 13.0765 = U.S. $1.00 and Ps. 18.0194 = 1.00 euro.
(2)	Our management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to us. These values include CVA.
(4)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.

Source: PEMEX.

Quantitative Disclosure of Cash Flows’ Maturities from Derivative Financial Instruments (Natural Gas) Held or Issued for Purposes other than Trading as of December 31, 2013(1)(2)

	2014	2015	2017	2017	2018	Thereafter	Total Volume	Fair Value(2)
	(in MMBtu, except that average fixed and strike prices are in U.S. $ per MMBtu)							(in thousands of nominal pesos)
Derivatives entered into with Customers of Pemex-Gas and Basic Petrochemicals
Short
European Call Option	(5,842,014)	(884,700)	(219,550)	(8,000)	—	—	(6,954,264)	(23,757)
Average strike price	4.54	4.64	4.89	4.75	—	—	4.57	n.a.
Variable to Fixed Swap(3)	(1,409,090)	(181,200)	(129,000)	—	—	—	(1,719,290)	5,731
Average fixed price	4.27	4.68	4.48	—	—	—	4.33	n.a.
Long
European Call Option	—	—	—	—	—	—	—	—
Average strike price	—	—	—	—	—	—	—	n.a.

Derivatives entered into with Third Parties to Offset Transactions entered into with Customers
Short
European Call Option	—	—	—	—	—	—	—	—
Average strike price	—	—	—	—	—	—	—	n.a.
Long
European Call Option	5,842,014	884,700	219,550	8,000	—	—	6,954,264	23,931
Average strike price	4.54	4.64	4.89	4.75	—	—	4.57	n.a.
Variable to Fixed Swap(4)	1,409,090	181,200	129,000	—	—	—	1,719,290	(3,965)
Average fixed price	4.19	4.58	4.41	—	—	—	4.25	n.a.

Notes:	Numbers may not total due to rounding.

n.a. = not applicable.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2013 of Ps. 13.0765 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to us. These values include CVA.
(3)	Under short variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, we will pay a variable price and receive the fixed price specified in the contract.
(4)	Under long variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, we will pay the fixed price specified in the contract and receive a variable price.

Source: Pemex-Gas and Basic Petrochemicals.

Quantitative Disclosure of Cash Flows’ Maturities from Derivative Financial Instruments (Petroleum Products) Held or Issued for Purposes other than Trading as of December 31, 2013(1)

	2014	2015	2016	2017	2018	Thereafter	Total Volume	Fair Value(2)
		(in thousands of barrels)						(in thousands of nominal pesos)
Hedging Instruments
Exchange-traded futures(3)(5)	(1,830)	—	—	—	—	—	(1,830)	(117,525)
Exchange-traded swaps(4)(5)	(3,954)	—	—	—	—	—	(3,954)	(58,229)

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2013 of Ps. 13.0765 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to P.M.I. Trading, Ltd. These values include CVA.
(3)	Net position.
(4)	Swaps registered in CME Clearport are included in these figures.

(5)	The balance of these financial instruments is recognized as cash and cash equivalents. PMI Trading considered these financial assets to be fully liquid.

Source: P.M.I. Trading, Ltd.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our chief financial officer concluded that our disclosure controls and procedures as of December 31, 2013 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Director General and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of

Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework and the Control Objectives for Information and Related Technology created by the IT Governance Institute, which were in effect as of December 31, 2013.

Management relied on Auditing Standards No. 2 and 5 of the Public Company Accounting Oversight Board in order to create an appropriate framework to evaluate the effectiveness of the design and operation of our internal control over financial reporting.

Based on our assessment and those criteria, management concluded that we maintained effective internal control over financial reporting as of December 31, 2013.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of Petróleos Mexicanos has determined that it does not have an “audit committee financial expert” within the meaning of this Item 16A serving on its Audit and Performance Evaluation Committee. We believe that the combined knowledge, skills and experience of the members of the Audit and Performance Evaluation Committee enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities. In addition, the Audit and Performance Evaluation Committee can consult with outside experts as it deems appropriate in order to provide it with advice on matters related to its tasks and responsibilities.

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

In accordance with the Petróleos Mexicanos Law, the Audit and Performance Evaluation Committee, in its meeting held on October 8, 2013, and effective as of November 15, 2013, appointed BDO Mexico as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal years 2013 and 2014, prepared in accordance with

Normas de Información Financiera Gubernamental para el Sector Paraestatal (Mexican Standards for Governmental Financial Information for Public Sector Entities). The Audit and Performance Evaluation Committee also appointed BDO Mexico as external auditor to audit the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for the fiscal years 2013 and 2014, prepared in accordance with IFRS, as well as to perform other services associated with the auditing of our financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billable to us during the fiscal year 2013 by BDO Mexico, our independent registered public accounting firm for the year ended December 31, 2013, and by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm for the year ended December 31, 2012.

	Year ended December 31, 2012		Year ended December 31, 2013
	(in thousands of nominal pesos)
Audit fees	Ps.	54,308	Ps.	27,961
Audit-related fees		9,756		0
Tax fees		1,558		0
Other fees		3,452		0

Total fees	Ps.	69,074	Ps.	27,961

Audit fees for the year ended December 31, 2013 in the table above are the aggregate fees billable by BDO Mexico for services provided in connection with the audits of our annual financial statements in 2013, statutory filings and statutory audits, as well as filings with financial regulators and services provided in accordance with the instructions of the Audit and Performance Evaluation Committee.

Audit fees for the year ended December 31, 2012 shown in the table above are the aggregate fees billed and billable by KPMG Cárdenas Dosal, S.C. for services provided in connection with the audits of our annual financial statements in 2012, statutory filings and statutory audits, as well as services provided in accordance with the instructions of the Audit and Performance Evaluation Committee.

Audit-related fees in the table above are the aggregate fees billed by KPMG Cárdenas Dosal, S.C. for services provided in 2012 in connection with regulatory filings, limited review of interim financial information, review of public filings of financial information and reviews of documents related to offerings of securities, as well as comfort and consent letters.

Tax fees in the table above are fees billed by KPMG Cárdenas Dosal, S.C. in 2012 for tax opinions and tax compliance services.

Other fees in the table above are fees billed by KPMG Cárdenas Dosal, S.C. in 2012 related to an agreed-upon procedures report in order to comply with a contract entered into by a subsidiary company.

Audit Committee Approval Policies and Procedures

In accordance with the Petróleos Mexicanos Law, the Audit and Performance Evaluation Committee appoints and evaluates the external auditor, as well as supervises the preparation of the external auditor’s report on our financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

On December 8, 2009, the Audit and Performance Evaluation Committee issued criteria for the performance of services by the external auditor. In accordance with these criteria, the external auditor may audit the financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for no more than four consecutive fiscal years as of the date these criteria were issued, except in special circumstances. An auditing firm that has performed such services may again be considered in the selection process for our external auditor after a period of at least two years since concluding such services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

KPMG Cárdenas Dosal, S.C. previously served as our principal accountant. On October 8, 2013, KPMG Cárdenas Dosal, S.C. was notified that the Audit and Performance Evaluation Committee engaged BDO Mexico as our principal accountant (i) to audit Petróleos Mexicanos’ financial statements and the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal years ending December 31, 2013 and December 31, 2014, prepared in accordance with the Mexican Standards for Governmental Financial Information for Public Sector Entities; (ii) to audit our consolidated financial statements for the fiscal years ending December 31, 2013 and 2014, prepared in accordance with IFRS; and (iii) to perform other services associated with the auditing of our financial statements. The auditor-client relationship with KPMG Cárdenas Dosal, S.C. formally ceased on November 15, 2013 upon KPMG Cárdenas Dosal, S.C.’s completion of the limited review of our unaudited interim consolidated financial statements as of and for the three-month and nine-month periods ended September 30, 2013. The change of auditor was due to KPMG Cárdenas Dosal, S.C.’s completion of the maximum time period for an external auditor to render services to us, as set forth in the criteria issued by the Audit and Performance Evaluation Committee for the performance of services by the external auditor in accordance with Article 23 of the Petróleos Mexicanos Law. See “Item 16C—Principal Accountant Fees and Services—Audit Committee Approval Policies and Procedures.”

During the two most recent fiscal years and the subsequent interim period through November 15, 2013, there were no: (i) disagreements with KPMG Cárdenas Dosal, S.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that if not resolved to their satisfaction would have caused them to make references in connection with their opinion to the subject matter of the disagreements or (ii) “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

KPMG Cárdenas Dosal, S.C.’s report with respect to our consolidated financial statements as of December 31, 2012 and 2011 and January 1, 2011 and for the fiscal years ended December 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years and the subsequent interim period through November 15, 2013, we did not consult BDO Mexico regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements; or (ii) any matter that was either the subject of a disagreement or a “reportable event” as that term is defined in Item 16F(a)(1)(v) of Form 20-F. Further, during the two most recent fiscal years and the subsequent interim period through November 15, 2013, no written report or oral advice was provided that BDO Mexico concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

We have provided KPMG Cárdenas Dosal, S.C. with a copy of the foregoing disclosure and have requested that it furnish a letter addressed to the SEC stating whether or not it agrees with such disclosure. A copy of KPMG Cárdenas Dosal, S.C.’s letter, dated May 15, 2014, is filed as Exhibit 15.1 to this report.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-110, incorporated herein by reference.

Item 19.	Exhibits. Documents filed as exhibits to this Form 20-F:

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective November 29, 2008 (English translation) (previously filed as Exhibit 1.1 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

1.2	Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) effective September 5, 2009 (English translation) (previously filed as Exhibit 1.2 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

1.3	Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities), effective March 22, 2012 (English translation) (previously filed as Exhibit 1.3 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on April 30, 2012 and incorporated by reference herein).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).

2.3	Indenture, dated as of July 31, 2000, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.4	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.4 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.5	Indenture, dated as of December 30, 2004, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 (File No. 0-99) and incorporated by reference herein).

2.6	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 2.6 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.7	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

The registrant agrees to furnish to the U.S. Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this report.

4.1	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

7.1	Computation of Ratio of Earnings to Fixed Charges.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 4.

10.1	Consent letter of Ryder Scott Company, L.P.

10.2	Report on Reserves Data by Ryder Scott Company, L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2013.

10.3	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.

10.4	Reports on Reserves Data by Netherland, Sewell International, S. de R.L. de C.V., Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2014.

10.5	Consent letter of DeGolyer and MacNaughton.

10.6	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2014.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

15.1	Letter from KPMG Cárdenas Dosal, S.C. addressed to the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

PETRÓLEOS MEXICANOS

By:	/S/ MARIO ALBERTO BEAUREGARD ÁLVAREZ
	Name:	Mario Alberto Beauregard Álvarez
	Title:	Chief Financial Officer

Date: May 15, 2014

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 AND 2011

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated statement of financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity (deficit), and cash flows for the year ended December 31, 2013. These consolidated financial statements are the responsibility of PEMEX’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to these consolidated financial statements, on December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters, or the “Energy Reform Decree”) was published in the Diario Oficial de la Federación (Official Gazette of the Federation ). The Energy Reform Decree includes transitional articles that set forth the general framework for the secondary legislation or implementing laws, which have not been enacted at the date of this report. The Energy Reform Decree contemplates certain changes that will affect the current structure of PEMEX. PEMEX will be converted from a decentralized public entity to a productive state-owned company. The Mexican Government will carry out the exploration and extraction of hydrocarbons in Mexico through assignments to productive state-owned companies or through agreements with such productive state-owned companies or with private sector companies. PEMEX has requested that the Secretaría de Energía (Ministry of Energy) assign to it certain exploration and extraction areas in which it currently operates, based on its operational capabilities. Any such areas that PEMEX does not request or are not assigned to it will be subject to a bidding process that will be open to participation by private sector companies. The Mexican Government will form the Centro Nacional de Control del Gas Natural (National Center of Natural Gas Control), a new decentralized public entity of the Mexican Government, which will be created to own and operate the national gas pipeline system and storage infrastructure. Pemex-Gas and Basic Petrochemicals will transfer and assign to the National Center of Natural Gas Control the assets and contracts necessary for it to manage this system and infrastructure. At the date of this report, the effects related to the Energy Reform Decree have not been quantified due to the fact that the general framework for the secondary legislation has not been enacted. Our opinion is not qualified in respect of this matter.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2013, and the results of their operations and cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CASTILLO MIRANDA Y COMPAÑÍA, S. C.

/S/ BERNARDO SOTO PEÑAFIEL
C.P.C. Bernardo Soto Peñafiel
Mexico City, Mexico
May 14, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated statement of financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2012, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for the years ended December 31, 2012 and 2011. These consolidated financial statements are the responsibility of PEMEX’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2012, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Cárdenas Dosal, S.C.

/S/ JOSÉ GILBERTO ALFARO SERVÍN
José Gilberto Alfaro Servín
Mexico City, Mexico
April 30, 2013

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012

(Figures stated in thousands, except as noted)

	Note	December 31, 2013		December 31, 2013		December 31, 2012
		(Unaudited; U.S. dollars)
ASSETS:
Current assets:
Cash and cash equivalents	5	U.S. $	6,174,872	Ps.	80,745,719	Ps.	119,234,891
Accounts, notes receivable and other	6		9,368,869		122,512,011		133,009,511
Inventories	7		4,352,426		56,914,500		56,847,570
Derivative financial instruments	13		515,554		6,741,640		9,050,153

Total current assets			20,411,721		266,913,870		318,142,125
Non-current assets:
Investments in equity instruments	8		1,355,758		17,728,571		15,771,259
Permanent investments in associates	9		1,283,180		16,779,501		14,646,263
Wells, pipelines, properties, plant and equipment—net	10		131,654,398		1,721,578,741		1,658,734,085
Deferred taxes	17		190,660		2,493,162		1,935,997
Restricted cash	5		588,980		7,701,798		2,605,332
Other assets	11		1,085,513		14,194,710		12,347,835

Total non-current assets		U.S. $	136,158,489	Ps.	1,780,476,483	Ps.	1,706,040,771

Total assets		U.S. $	156,570,210	Ps.	2,047,390,353	Ps.	2,024,182,896

LIABILITIES:
Current liabilities:
Current portion of long-term debt	12	U.S. $	6,934,344	Ps.	90,676,943	Ps.	114,241,005
Suppliers			8,163,132		106,745,193		61,513,451
Accounts and accrued expenses payable			1,085,514		14,194,719		9,315,539
Derivative financial instruments	13		480,594		6,284,482		6,752,811
Taxes and duties payable	17		3,157,534		41,289,495		43,980,843

Total current liabilities			19,821,118		259,190,832		235,803,649
Long-term liabilities:
Long-term debt	12		57,397,887		750,563,471		672,617,595
Employee benefits	14		85,589,253		1,119,207,870		1,288,540,759
Provisions for sundry creditors	15		5,292,655		69,209,398		63,802,794
Other liabilities			566 337		7,405,724		6,346,034
Deferred taxes	17		2,069,338		27,059,698		28,137,915

Total long-term liabilities		U.S. $	150,915,470	Ps.	1,973,446,161	Ps.	2,059,445,097

Total liabilities		U.S. $	170,736,588	Ps.	2,232,636,993	Ps.	2,295,248,746

EQUITY (DEFICIT):	18
Controlling interest:
Certificates of Contribution “A”			8,764,183		114,604,835		49,604,835
Mexican Government contributions to Petróleos Mexicanos			8,818,391		115,313,691		178,730,591
Legal reserve			76,636		1,002,130		977,760
Accumulated other comprehensive result			(9,870,044)		(129,065,629)		(383,337,573)

Accumulated losses:
(Deficit) from prior years			(9,003,932)		(117,739,916)		(120,572,948)
Net (loss) profit for the year			(12,990,145)		(169,865,633)		2,833,032

Total controlling interest		U.S. $	(14,204,911)	Ps.	(185,750,522)	Ps.	(271,764,303)
Total non-controlling interest			38,533		503,882		698,453

Total equity (deficit)		U.S. $	(14,166,378)	Ps.	(185,246,640)	Ps.	(271,065,850)

Total liabilities and equity (deficit)		U.S. $	156,570,210	Ps.	2,047,390,353	Ps.	2,024,182,896

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

	Note	2013		2013		2012		2011
		(Unaudited; U.S. dollars)
Net sales:
Domestic		U.S. $	69,604,836	Ps.	910,187,634	Ps.	867,036,701	Ps.	779,197,974
Export			52,588,815		687,677,634		772,699,053		772,965,362
Services income			790,682		10,339,357		7,176,286		6,290,781

			122,984,333		1,608,204,625		1,646,912,040		1,558,454,117
Cost of sales	3(g)		62,249,557		814,006,338		832,490,574		778,776,371

Gross income			60,734,776		794,198,287		814,421,466		779,677,746
Other revenues and expenses—net	19		4,934,566		64,526,850		209,018,963		189,119,861
General expenses:
Transportation and distribution expenses			2,481,431		32,448,436		28,488,283		26,709,677
Administrative expenses			7,544,410		98,654,472		89,612,849		80,776,819

Operating income			55,643,501		727,622,229		905,339,297		861,311,111
Financing income	20		1,875,671		24,527,209		23,214,838		30,584,234
Financing cost	20		(4,134,671)		(54,067,021)		(72,951,238)		(63,236,207)
Exchange (loss) gain—net			(302,183)		(3,951,492)		44,845,661		(60,143,252)

			(2,561,183)		(33,491,304)		(4,890,739)		(92,795,225)
Profit (loss) sharing in associates	9		54,044		706,710		4,797,607		(810,753)

Income before taxes, duties and other			53,136,362		694,837,635		905,246,165		767,705,133

Hydrocarbon extraction duties and others	17		65,564,661		857,356,289		898,397,659		871,686,746
Hydrocarbon income tax	17(k)		289,645		3,787,543		2,392,919		(677,390)
Income tax	17(m)		286,945		3,752,230		1,855,109		3,638,034

Total taxes, duties and other			66,141,251		864,896,062		902,645,687		874,647,390

Net (loss) income for the year		U.S. $	(13,004,889)	Ps.	(170,058,427)	Ps.	2,600,478	Ps.	(106,942,257)

Other comprehensive results:
Investments in equity instruments		U.S. $	340,572	Ps.	4,453,495	Ps.	(10,125,874)	Ps.	3,872,160
Actuarial gains (losses)—employee benefits			18,917,602		247,376,029		(364,878,859)		(14,890,060)
Cumulative currency translation effect			186,643		2,440,643		(1,838,242)		4,573,141

Total other comprehensive results			19,444,817		254,270,167		(376,842,975)		(6,444,759)

Comprehensive result for the year		U.S. $	6,439,928	Ps.	84,211,740	Ps.	(374,242,497)	Ps.	(113,387,016)

Net income (loss) for the year attributable to:
Controlling interest		U.S. $	(12,990,145)	Ps.	(169,865,633)	Ps.	2,833,032	Ps.	(106,732,090)
Non-controlling interest			(14,744)		(192,794)		(232,554)		(210,167)

Net (loss) income for the year		U.S. $	(13,004,889)	Ps.	(170,058,427)	Ps.	2,600,478	Ps.	(106,942,257)

Other comprehensive results attributable to:
Controlling interest		U.S. $	19,444,954	Ps.	254,271,944	Ps.	(376,775,350)	Ps.	(6,562,223)
Non-controlling interest			(137)		(1,777)		(67,625)		117,464

Total other comprehensive results for the year		U.S. $	19,444,817	Ps.	254,270,167	Ps.	(376,842,975)	Ps.	(6,444,759)

Comprehensive income (loss) for the year:
Controlling interest		U.S. $	6,454,809	Ps.	84,406,311	Ps.	(373,942,318)	Ps.	(113,294,313)
Non-controlling interest			(14,881)		(194,571)		(300,179)		(92,703)

Comprehensive result for the year		U.S. $	6,439,928	Ps.	84,211,740	Ps.	(374,242,497)	Ps.	(113,387,016)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

		Controlling interest
								Accumulated other comprehensive income (loss)
	Note	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Investments in equity instruments		Cumulative currency translation effect		Actuarial gains (losses)—employee benefits		Accumulated losses
														For the year		From prior years		Total		Non-controlling interest		Total equity
Balances as of December 31, 2011		Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,872,160	Ps.	4,455,677	Ps.	(14,890,060)	Ps.	(106,732,090)	Ps.	(13,840,858)	Ps.	102,178,015	Ps.	998,632	Ps.	103,176,647
Transfer to prior years’ accumulated losses approved by the Board of Directors			—		—		—		—		—		—		106,732,090		(106,732,090)		—		—		—
Comprehensive income (loss) for the year			—		—		—		(10,125,874)		(1,770,617)		(364,878,859)		2,833,032		—		(373,942,318)		(300,179)		(374,242,497)

Balances as of December 31, 2012	18	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(6,253,714)	Ps.	2,685,060	Ps.	(379,768,919)	Ps.	2,833,032	Ps.	(120,572,948)	Ps.	(271,764,303)	Ps.	698,453	Ps.	(271,065,850)
Transfer to prior years’ accumulated losses approved by the Board of Directors			—		—		—		—		—		—		(2,833,032)		2,833,032		—		—		—
Increase in Certificates of Contribution “A”	18(a)		65,000,000		—		—		—		—		—		—		—		65,000,000		—		65,000,000
Decrease in Mexican Government contributions to Petróleos Mexicanos	18(b)		—		(65,000,000)		—		—		—		—		—		—		(65,000,000)		—		(65,000,000)
Increase in Mexican Government contributions to Petróleos Mexicanos	18(b)		—		3,583,100		—		—		—		—		—		—		3,583,100		—		3,583,100
Increase in Mexican Government contributions to Petróleos Mexicanos—uncalled capital	18(b)		—		(2,000,000)		—		—		—		—		—		—		(2,000,000)		—		(2,000,000)
Increase in legal reserve	18(c)		—		—		24,370		—		—		—		—		—		24,370		—		24,370
Comprehensive income (loss) for the year			—		—		—		4,453,495		2,442,420		247,376,029		(169,865,633)		—		84,406,311		(194,571)		84,211,740

Balances as of December 31, 2013	18	Ps.	114,604,835	Ps.	115,313,691	Ps.	1,002,130	Ps.	(1,800,219)	Ps.	5,127,480	Ps.	(132,392,890)	Ps.	(169,865,633)	Ps.	(117,739,916)	Ps.	(185,750,522)	Ps.	503,882	Ps.	(185,246,640)

Balances as of December 31, 2013 (Unaudited U.S. dollars)		U.S. $	8,764,183	U.S. $	8,818,391	U.S. $	76,636	U.S. $	(137,668)	U.S. $	392,114	U.S. $	(10,124,490)	U.S. $	(12,990,145)	U.S. $	(9,003,932)	U.S. $	(14,204,911)	U.S. $	38,533	U.S. $	(14,166,378)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

	2013		2013		2012		2011
	(Unaudited; U.S. dollars)
Operating activities:
Net (loss) income for the year		U.S. $(13,004,889)	Ps.	(170,058,427)	Ps.	2,600,478	Ps.	(106,942,257)
Activities related to investing activities:
Depreciation and amortization		11,355,615		148,491,704		140,537,720		127,380,409
Impairment of wells, pipelines, properties, plant and equipment		1,958,386		25,608,835		—		(6,855,535)
Unsuccessful wells		955,739		12,497,726		13,842,410		12,021,450
Disposal of wells, pipelines, properties, plant and equipment		1,124,125		14,699,620		733,521		4,685,135
Profit (loss) sharing in associates		(54,044)		(706,710)		(4,797,607)		810,753
Dividends		(69,905)		(914,116)		(685,704)		(599,907)
Effects of net present value of reserve for well abandonment		(400,742)		(5,240,305)		3,552,924		6,598,215
Gain on sale of properties, plant and equipment		(58,731)		(768,000)		—		—
Net (profit) loss on investments in equity instruments		(21,324)		(278,842)		—		—
Activities related to financing activities:
Amortization expenses related to debt issuance		(144,588)		(1,890,710)		1,560,478		762,387
Unrealized foreign exchange gain (loss)		252,996		3,308,299		(40,561,801)		69,417,356
Interest expense		3,005,693		39,303,943		45,738,584		34,830,543

		4,898,331		64,053,017		162,521,003		142,108,549

Funds provided by (used in) operating activities:
Derivative financial instruments		140,725		1,840,184		1,919,393		3,380,190
Accounts and notes receivable		413,034		5,401,035		22,597,978		(34,720,103)
Inventories		(5,118)		(66,930)		(11,829,418)		(5,750,281)
Other assets		(986,955)		(12,905,916)		(7,678,603)		(9,669,152)
Accounts payable and accrued expenses		373,126		4,879,180		1,362,781		6,759,771
Taxes paid		(205,816)		(2,691,348)		(21,789,616)		13,204,559
Suppliers		3,459,010		45,231,742		8,200,280		9,838,732
Provisions for sundry creditors		626,146		8,187,800		(2,696,770)		(5,927,517)
Employee benefits		5,968,198		78,043,140		61,583,267		50,952,857
Deferred taxes		(125,063)		(1,635,382)		(859,954)		(905,882)

Net cash flows from operating activities		14,555,618		190,336,522		213,330,341		169,271,723

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(18,783,891)		(245,627,554)		(197,508,998)		(167,013,568)
Exploration costs		(110,021)		(1,438,685)		(1,828,043)		(4,135,188)
Investments in equity instruments		219,469		2,869,883		—		(20,783,820)

Net cash flows from investing activities		(18,674,443)		(244,196,356)		(199,337,041)		(191,932,576)

Financing activities:
Increase in equity from the Mexican Government		509,1814		66,583,100		—		—
Decrease in equity Mexican Government contributions		(4,970,749)		(65,000,000)		—		—
Loans obtained from financial institutions		18,120,677		236,955,033		377,896,149		189,693,019
Debt payments, principal only		(14,617,527)		(191,146,091)		(341,863,963)		(152,118,845)
Interest paid		(2,839,682)		(37,133,100)		(46,589,066)		(33,381,090)

Net cash flows from financing activities		784,533		10,258,942		(10,556,880)		4,193,084

Net increase (decrease) in cash and cash equivalents		(3,334,292)		(43,600,892)		3,436,420		(18,467,769)
Effects of change in cash value		390,907		5,111,720		821,924		2,247,961
Cash and cash equivalents at the beginning of the year		9,118,257		119,234,891		114,976,547		131,196,355

Cash and cash equivalents at the end of the year (Note 5)	U.S. $	6,174,872	Ps.	80,745,719	Ps.	119,234,891	Ps.	114,976,547

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establish the state will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities (as defined below).

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities (as defined below) will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

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

Under the Subsidiary Entities Decree:

•	Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities (as defined below) in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities (as defined below);

•	the Subsidiary Entities (as defined below) will continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

•	the organization continues to allocate the duties to each Subsidiary Entity (as defined below) in accordance with the rationale of distributing core activities of a productive character as referred to in the Petróleos Mexicanos Law;

•	the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities (as defined below), and such products will continue to be manufactured by Pemex-Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

•	the activities, operations or services required by the Subsidiary Entities (as defined below) for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities (as defined below) or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities (as defined below) may enter into alliances or partnerships with third parties.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the “Board”) approved the Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012, March 27, 2013 and September 30, 2013.

On March 28, 2013, the Organic Statutes of each Subsidiary Entity (as defined below) was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of each of the Subsidiary Entities (as defined below), and also delineate the duties and internal regulations of their respective Boards of Directors.

The Subsidiary Entities are decentralized entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names and are grouped in accordance with the areas delineated by the Secretary of Energy. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities, of which Petróleos Mexicanos owns 100% of the equity, are:

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

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

On December 12, 2013, the Permanent Commission of the Mexican Congress approved amendments to Articles 25, 27 and 28 of the Mexican Constitution, which were subsequently approved by a majority of Mexico’s state legislatures and signed into law by President Peña Nieto. On December 20, 2013, these

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

amendments were published as the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, or the “Energy Reform Decree”) in the Official Gazette of the Federation and took effect on December 21, 2013. The Energy Reform Decree includes transitional articles that set forth the general framework for the secondary legislation or implementing laws, which have not been enacted as of the date of these consolidated financial statements.

The key features of the Energy Reform Decree with respect to the hydrocarbons sector in Mexico and PEMEX’s operations are the following:

•	Ownership by Mexican Nation: Solid, liquid and gaseous hydrocarbons located in the subsoil of Mexico remain the property of the Mexican nation.

•	Private Sector Participation: The Mexican Government will carry out the exploration and extraction of hydrocarbons in Mexico through assignments to “productive state-owned companies” (as described below) or through agreements with such productive state-owned companies or with private sector companies. As part of the secondary legislation to be adopted, the Mexican Congress must make the necessary adjustments to the legal framework regulating the contractual regime for exploration and extraction activities, which may include the creation of licenses, service contracts, profit-sharing contracts and production-sharing contracts.

•	Conversion: Petróleos Mexicanos will be converted from a decentralized public entity to a productive state-owned company within two years from the enactment of the Energy Reform Decree. During the two-year transition period, PEMEX will be entitled to be awarded the assignments and agreements mentioned above. As a productive state-owned company, Petróleos Mexicanos’ corporate purpose will be to create economic value and increase the income of the Mexican nation while adhering to principles of equity as well as social and environmental responsibility, and it will be granted technical, managerial and budgetary autonomy, subject to certain controls. The Mexican Government will continue to control Petróleos Mexicanos once it is converted to a productive state-owned company.

•	Round Zero: Pursuant to the Energy Reform Decree, PEMEX has requested that the Secretaría de Energía (Ministry of Energy) assign to it certain exploration and extraction areas in which it currently operates, based on its operational capabilities. Any such areas that it does not request or are not assigned to it will be subject to a bidding process that will be open to participation by private sector companies.

•	Booking of Reserves: Productive state-owned companies and private companies will be allowed to report assignments or contracts and the corresponding expected benefits for accounting and financial purposes, with the understanding that any solid, liquid or gaseous hydrocarbons that are in the subsoil will remain the property of the Mexican nation.

•	Pipeline System: The Centro Nacional de Control del Gas Natural (National Center of Natural Gas Control), a decentralized public entity of the Mexican Government, will be created to own and operate the national gas pipeline system and storage infrastructure. Pursuant to the applicable secondary legislation, Pemex-Gas and Basic Petrochemicals will transfer and assign to the National Center of Natural Gas Control the assets and contracts necessary for it to manage this system and infrastructure.

•

Regulatory Oversight and Authority: The Ministry of Energy, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or the “NHC”) and the Comisión Reguladora de Energía (Energy Regulatory Commission) will be granted additional technical and administrative authority over certain of PEMEX’s operations and the energy sector generally. In addition, the Ministry

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

of Energy will be granted the authority to issue permits for oil treatment and refining, and for natural gas processing, activities which are currently reserved to PEMEX.

As of the date of these consolidated financial statements, PEMEX does not know what the scope of the secondary legislation will be. Accordingly, it cannot currently predict what specific effects these developments may have, although they will likely result in significant changes to PEMEX’s structure and have a material effect on its results of operations and financial position.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. In addition, unlike the Subsidiary Entities, the Subsidiary Companies are not decentralized entities and are managed as private corporations. The “Subsidiary Companies” are defined as those companies which are controlled by PEMEX (see Note 3(a)).

“Associates”, as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is:

Av. Marina Nacional No. 329

Col. Petróleos Mexicanos

Delegación Miguel Hidalgo

México, D.F. 11311

México

NOTE 2—BASIS OF PREPARATION:

(a)	Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements and the notes thereto as of December 31, 2013 were approved by the Board on May 14, 2014 pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

(b)	Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

value. The principal items measured at fair value are derivative financial instruments. The principal items measured at amortized cost are loans held to maturity, while the principal item measured at present value is the provision for employee benefits.

(c)	Functional and reporting currency and translation of financial statements of foreign operations

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

(i)	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii)	PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX’s budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii)	benefits to employees were approximately 50% and 56% of PEMEX’s total liabilities as of December 31, 2013 and 2012, respectively. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv)	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the year-end exchange rate for assets and liabilities reported in the consolidated statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d)	Terms definition

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

(e)	Convenience translations

These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated statements of financial position, the consolidated statements of comprehensive income, the consolidated statements of changes in equity (deficit) and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2013 of Ps. 13.0765 per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income and expenses during the year.

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

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

•	Note 3(d) Financial instruments

•	Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting

•	Note 3(j) Impairment of non-financial assets

•	Note 3(l) Provisions

•	Note 3(m) Employee benefits

•	Note 3(n) Taxes and Federal Duties; Deferred Taxes

•	Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its consolidated financial statements:

(a)	Basis of consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are companies that are 100% owned by Petróleos Mexicanos (with the exception of Pemex Finance, Ltd. (“FIN”) and P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)), and are as follows: PMI CIM(i); P.M.I. Trading, Ltd. (“PMI Trading”)(i); P.M.I. Holdings North America, Inc. (“PMI HNA”)(i); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”)(i); P.M.I. Holdings, B.V. (“PMI HBV”)(i); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(i); Kot Insurance Company, AG (“KOT”); Pemex Procurement International, Inc. (“PPI”)(ii); P.M.I. Marine, Ltd. (“PMI Mar”)(i); P.M.I. Services, B.V. (“PMI SHO”)(i); Pemex Internacional España, S.A. (“PMI SES”)(i); Pemex Services Europe, Ltd. (“PMI SUK”)(i)(iii); P.M.I. Services North America, Inc. (“PMI SUS”)(i); P.M.I. Field Management Resources, S.L. (“FMR”)(i)(iv); P.M.I. Campos Maduros, S. de R.L. de C.V. (“SANMA”)(iv); Mex Gas International, Ltd. (“MGAS”); FIN; Instalaciones Inmobiliarias para Industrias, S. A. de C. V. (“III”)(iv); III Servicios, S. A. de C. V. (“III Services”)(iv); PPQ Cadena Productiva, S.L. (“PPQCP”)(iv) and Hijos de J. Barreras, S. A. (“HJ BARRERAS”)(iv).

(i)	Member company of the “PMI Group”.
(ii)	Formerly Integrated Trade Systems, Inc. (“ITS”).
(iii)	As of December 2013, PMI SUK is no longer included in the consolidated financial statements of PEMEX due to its liquidation, which did not have an impact on these consolidated financial statements.
(iv)	As of 2013, these companies are included in the consolidated financial statements of PEMEX.

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos’ financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. There is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

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

Eliminated transactions in consolidation

All intercompany balances and transactions have been eliminated in the preparation of the consolidated financial statements pursuant to IFRS 10, “Consolidated Financial Statements” (“IFRS 10”).

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of financial position, the consolidated statements of changes in equity (deficit) as “non-controlling interests”, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the consolidated statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income.

(b)	Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

(c)	Fair value measurement

PEMEX measures certain financial instruments such as derivative financial instruments at fair value as of the closing date of the relevant reporting period, and the fair value of such instruments is disclosed in Note 13. The financial instruments valued at amortized cost are disclosed in Note 12.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i.	in the principal market for the asset or liability; or

ii.	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured based on by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d)	Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available for sale financial assets; (iv) investments in equity instruments; (v) loans held to maturity; or (vi) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, equity investments, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

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

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Investments in equity instruments

Certain investments in equity instruments are designated irrevocably as investments in equity instruments upon initial recognition, as required under IFRS 9, “Financial Instruments” (“IFRS 9”). These investments are valued at fair value and changes in their fair value are recognized in other comprehensive results. Dividends arising from these investments are recognized in results of the period when the shareholder’s right to receive payment of the dividend is established.

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments (“DFIs”) presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Impairment of financial assets measured at amortized cost

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f)	Accounts, notes receivable and other

Accounts, notes receivable and other are recognized at realizable value. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h)	Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

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

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to the commissioning and interest on financing. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately. Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(i)	Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. As of the date of these consolidated financial statements, under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates. Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

(j)	Impairment of non-financial assets

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

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(k)	Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above (see Note 10(e)).

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of well, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

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

Petróleos Mexicanos and the Subsidiary Entities are primarily subject to the following special tax laws: Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty, or “DOSH”), Derecho sobre hidrocarburos para el fondo de estabilización (Hydrocarbons Duty for the Stabilization Fund) and Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax, or “IRP”), all of which are based mainly on petroleum production and revenues from oil, gas and refined products taking into account certain tax deductions. These taxes and federal duties are recognized within profit or loss for the period in which they are incurred (see Note 17).

Petróleos Mexicanos is not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) and the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”). The Subsidiary Entities are subject to these taxes.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized.

(o)	Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services or “IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

(p)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q)	Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

•	in accordance with contractual terms;

•	the moment at which the customer picks up product at PEMEX’s facilities; or

•	the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r)	Presentation of consolidated statements of comprehensive income

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Other revenues and expenses, net

Other revenues consists primarily of income received due to the “negative” IEPS Tax rate (see Notes 17(j) and 19).

Financing income and cost

Financing income and cost are comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the financing cost that is capitalized.

Exchange rate variations

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(s)	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board management in order to allocate resources and assess the profitability of the segments.

(t)	Accounting policy changes

The IASB issued the following new IFRS, which apply to annual periods beginning on or after January 1, 2013:

IFRS 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 defines the principle of control, establishes control as the basis for consolidation and sets outs the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes both IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”), and SIC-12, “Consolidation—Special Purpose Entities”.

The adoption of IFRS 10 did not have any accounting impact on PEMEX’s financial statements.

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

The adoption of IAS 27 did not have any accounting impact on PEMEX’s financial statements.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement and a joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is recognized through the equity method and a joint operation’s assets, liabilities, revenues and expenses related to its involvement in the arrangement are accounted for in accordance with relevant IFRS standards.

The adoption of IFRS 11 did not have any accounting impact on PEMEX’s financial statements.

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 establishes the disclosure requirements relating to investments in subsidiaries, joint ventures, associates and/or unconsolidated structured entities. The additional required disclosure is included in Note 9.

The adoption of IFRS 12 did not have any accounting impact on PEMEX’s financial statements.

IFRS 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 defines fair value, establishes a framework for measurement and requires disclosure about fair value measurements. However, it does not set forth additional requirements or prohibitions on the use of fair value.

The adoption of IFRS 13 did not have any accounting impact on PEMEX’s financial statements.

IAS 19 (Revised), Employee Benefits (“IAS 19 Revised”)

IAS 19 Revised eliminates the “corridor” approach previously used to recognize actuarial gains and losses related to employee benefits. Under IAS 19 Revised, actuarial gains and losses related to employee benefits are recognized in other comprehensive results upon their determination. Any such gains and losses that are recognized in the consolidated statements of comprehensive income are limited to past and current service costs, termination gains and losses and interest income or expense. All other changes to the liabilities and assets related to retirement and post-employment benefits are recognized in other comprehensive results and have no further impact on the consolidated statements of comprehensive income. PEMEX chose the early adoption of IAS 19 Revised in 2012.

(u)	New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

IFRS 9, Financial Instruments (2010) (“IFRS 9 (2010)”) and IFRS 9, Financial Instruments (2009) (“IFRS 9 (2009)”)

IFRS 9 (2009) introduces new requirements for classifying and measuring financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the entity’s business model for the financial asset and the characteristics of the contractual cash flows associated with the financial asset. IFRS 9 (2010) introduces additional changes relating to financial liabilities. Currently, the IASB intends to make limited modifications to the classification and measurement requirements of IFRS 9 (2009) and IFRS 9 (2010) and to add new requirements to address the impairment of financial assets and changes to hedge accounting.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

IFRS 9 (2010) and IFRS 9 (2009) are effective for annual periods beginning on or after January 1, 2018, and early adoption is permitted. It is anticipated that the adoption of these standards will have an impact on PEMEX’s financial assets but not its financial liabilities.

In November 2013, the IASB announced the completion of a package of amendments to the accounting requirements for financial instruments. The amendments:

i.	bring into effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements;

ii.	allow the changes that address the so-called “own credit” issue that were already included in IFRS 9 to be applied in isolation without the need to change any other accounting for financial instruments; and

iii.	remove the January 1, 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

IFRS 14, Regulatory Deferral Accounts (“IFRS 14”)

The objective of this standard is to specify the reporting requirements for rate-regulated activities that arise when an entity is subject to rate regulation. In many countries, industry sectors are subject to rate regulation, whereby governments regulate the supply and prices of certain types of activities undertaken by private entities.

IFRS 14 allows first-time adopters of IFRS to continue recognizing amounts related to rate regulation, in accordance with their respective previous local generally accepted accounting principles requirements. However, to facilitate comparison of financial statements among entities that have already adopted IFRS, the standard requires separate presentation of regulatory rate effects.

Entities that already present financial statements in accordance with IFRS, such as PEMEX, are not eligible to apply IFRS 14.

IFRS 14 is effective for annual periods beginning on or after January 1, 2016; however, early adoption is permitted. As stated above, this standard will not have an impact on PEMEX’s financial statements because entities that have already adopted IFRS are not eligible to apply IFRS 14.

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

The primary sources of revenue for the segments are as described below:

•	Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex-Refining.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and jet fuel to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). Pemex-Refining’s most important products are different types of gasoline.

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•	Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

•	The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

Year ended December 31, 2013:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	740,371,929	Ps.	143,290,615	Ps.	26,525,091	Ps.	687,677,633	Ps.	—	Ps.	—	Ps.	1,597,865,268
Intersegment		1,250,771,663		74,893,930		73,998,380		13,840,212		407,663,967		56,136,413		(1,877,304,565)		—
Services income		—		4,125,144		2,180,256		—		786,596		4,432,211		(1,184,850)		10,339,357
Cost of sales		(338,550,003)		(963,816,046)		(205,190,171)		(43,128,475)		(1,079,513,935)		(5,288,105)		1,821,480,397		(814,006,338)

Gross income (loss)		912,221,660		(144,425,043)		14,279,080		(2,763,172)		16,614,261		55,280,519		(57,009,018)		794,198,287
Other revenues and expenses—net		(27,207,006)		97,387,329		1,142,830		1,102,963		(6,525,139)		(1,082,910)		(291,217)		64,526,850
Transportation and distribution expenses		—		(28,989,721)		(2,623,144)		(880,839)		(395,725)		35		440,958		(32,448,436)
Administrative expenses		(42,809,551)		(32,927,261)		(11,352,890)		(12,706,033)		(1,789,969)		(54,012,586)		56,943,818		(98,654,472)

Operating income (loss)		842,205,103		(108,954,696)		1,445,876		(15,247,081)		7,903,428		185,058		84,541		727,622,229
Financing cost		(48,381,896)		(15,049,203)		(595,846)		(67,170)		(3,451,846)		(76,659,137)		90,138,077		(54,067,021)
Financing income		24,936,100		289,978		3,720,376		382,930		3,074,167		82,386,675		(90,263,017)		24,527,209
Exchange gain (loss)		(4,071,119)		699,215		(69,484)		17,082		(44,828)		(482,358)		—		(3,951,492)
Profit (loss) sharing in associates		207,132		—		933,927		—		(577,434)		(173,785,799)		173,928,884		706,710
Total taxes, duties and other		(856,978,971)		—		(1,525,410)		(21,349)		(3,930,748)		(2,439,584)		—		(864,896,062)

Net (loss) income		(42,083,651)		(123,014,706)		3,909,439		(14,935,588)		2,972,739		(170,795,145)		173,888,485		(170,058,427)
Total current assets		502,902,664		274,764,785		115,251,777		72,066,407		106,410,426		497,731,670		(1,302,213,859)		266,913,870
Permanent investments in associates		1,189,451		488,319		4,294,023		—		7,018,985		419,817,118		(416,028,395)		16,779,501
Wells, pipelines, properties, plant and equipment—net		1,315,399,260		253,117,660		101,513,879		39,008,884		1,982,647		10,556,411		—		1,721,578,741
Total assets		1,837,046,755		529,767,519		221,866,273		111,818,055		122,116,141		1,688,293,303		(2,463,517,693)		2,047,390,353
Total current liabilities		213,952,321		352,932,603		35,977,158		6,145,414		81,810,182		863,145,326		(1,294,772,172)		259,190,832
Long-term debt		719,013,631		23,360,262		1,094,807		171,745		3,617,414		737,651,756		(734,346,144)		750,563,471
Employee benefits		342,612,970		354,166,740		83,372,338		107,202,896		1,222,116		230,630,810		—		1,119,207,870
Total liabilities		1,342,978,777		740,780,574		144,252,327		113,696,802		90,354,847		1,847,935,634		(2,047,361,968)		2,232,636,993
Equity (Deficit)		494,067,978		(211,013,055)		77,613,946		(1,878,747)		31,761,294		(159,642,331)		(416,155,725)		(185,246,640)
Depreciation and amortization		127,029,321		10,780,711		7,060,955		2,563,482		9,321		1,050,068		(2,154)		148,491,704
Net periodic cost of employee benefits		36,532,518		37,401,828		8,837,963		11,112,176		204,268		21,250,936		—		115,339,689
Acquisition of wells, pipelines, properties, plant and equipment		205,579,644		31,587,666		5,170,234		5,237,725		1,907,105		2,162,441		—		251,644,815

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Year ended December 31, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	720,874,065	Ps.	118,402,283	Ps.	27,760,353	Ps.	772,699,053	Ps.	—	Ps.	—	Ps.	1,639,735,754
Intersegment		1,333,286,214		61,480,371		66,226,902		7,650,488		448,731,943		55,352,873		(1,972,728,791)		—
Services income		—		4,361,364		1,088,258		—		727,371		2,191,282		(1,191,989)		7,176,286
Cost of sales		(302,840,887)		(1,025,958,672)		(175,765,662)		(31,826,657)		(1,211,608,953)		(2,900,312)		1,918,410,569		(832,490,574)

Gross income (loss)		1,030,445,327		(239,242,872)		9,951,781		3,584,184		10,549,414		54,643,843		(55,510,211)		814,421,466
Other revenues and expenses—net		448,248		211,227,180		(1,008,016)		(814,161)		(138,712)		(326,438)		(369,138)		209,018,963
Transportation and distribution expenses		—		(25,162,163)		(2,461,140)		(809,784)		(325,402)		(54,760)		324,966		(28,488,283)
Administrative expenses		(40,979,675)		(32,751,142)		(10,678,233)		(12,414,605)		(1,330,361)		(47,321,046)		55,862,213		(89,612,849)

Operating income (loss)		989,913,900		(85,928,997)		(4,195,608)		(10,454,366)		8,754,939		6,941,599		307,830		905,339,297
Financing cost		(50,578,659)		(20,179,519)		(1,432,540)		(816,496)		(10,151,108)		(78,064,892)		88,271,976		(72,951,238)
Financing income		17,336,197		589,603		4,511,208		16,447		8,915,706		80,420,511		(88,574,834)		23,214,838
Exchange gain (loss)		35,186,096		3,421,271		368,507		840		16,773		5,852,174		—		44,845,661
Profit (loss) sharing in associates		189,227		—		2,140,344		—		1,389,441		(7,118,378)		8,196,973		4,797,607
Total taxes, duties and other		(898,064,551)		—		221,123		(16,774)		(1,817,453)		(2,968,032)		—		(902,645,687)

Net income (loss)		93,982,210		(102,097,642)		1,613,034		(11,270,349)		7,108,298		5,062,982		8,201,945		2,600,478
Total current assets		558,119,361		284,541,363		98,911,204		78,807,571		113,000,751		486,513,401		(1,301,751,526)		318,142,125
Permanent investments in associates		982,320		409,266		3,751,219		—		7,527,734		380,364,510		(378,388,786)		14,646,263
Wells, pipelines, properties, plant and equipment—net		1,268,551,020		234,415,129		104,165,805		40,945,932		225,166		10,431,033		—		1,658,734,085
Total assets		1,836,007,172		520,567,164		207,224,542		120,216,927		127,859,808		1,549,109,628		(2,336,802,345)		2,024,182,896
Total current liabilities		167,466,913		330,225,909		23,617,986		6,478,390		87,534,727		913,204,611		(1,292,724,887)		235,803,649
Long—term debt		633,350,725		24,050,812		1,119,845		185,303		2,351,037		661,796,313		(650,236,440)		672,617,595
Employee benefits		412,306,417		429,583,865		96,139,228		127,012,099		1,347,909		222,151,241		—		1,288,540,759
Total liabilities		1,276,781,279		794,166,012		145,426,752		133,924,623		94,597,039		1,808,776,162		(1,958,423,121)		2,295,248,746
Equity (Deficit)		559,225,893		(273,598,848)		61,797,790		(13,707,696)		33,262,769		(259,666,534)		(378,379,224)		(271,065,850)
Depreciation and amortization		118,246,402		11,071,793		7,769,141		2,725,017		7,983		717,384		—		140,537,720
Net periodic cost of employee benefits		31,045,021		31,221,665		7,331,348		9,121,565		101,143		17,781,595		—		96,602,337
Acquisition of wells, pipelines, properties, plant and equipment		168,534,984		26,605,301		2,831,398		8,794,184		—		812,399		—		207,578,266

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Year ended December 31, 2011:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	621,678,105	Ps.	128,665,354	Ps.	28,854,514	Ps.	772,965,363	Ps.	—	Ps.	—	Ps.	1,552,163,336
Intersegment		1,270,839,927		75,154,806		77,479,563		14,583,501		424,018,097		45,389,776		(1,907,465,670)		—
Services income		—		3,619,441		1,107,783		—		942,302		2,054,886		(1,433,631)		6,290,781
Cost of sales		(275,325,700)		(931,101,803)		(202,116,728)		(43,882,724)		(1,187,096,578)		(2,668,178)		1,863,415,340		(778,776,371)

Gross income (loss)		995,514,227		(230,649,451)		5,135,972		(444,709)		10,829,184		44,776,484		(45,483,961)		779,677,746
Other revenues and expenses—net		11,274,243		173,375,469		214,394		6,592,870		462,158		(2,277,129)		(522,144)		189,119,861
Transportation and distribution expenses		—		(23,730,912)		(2,360,876)		(690,816)		(368,659)		(26,721)		468,307		(26,709,677)
Administrative expenses		(34,327,210)		(28,019,853)		(9,917,263)		(10,946,514)		(1,082,261)		(42,172,197)		45,688,479		(80,776,819)

Operating income (loss)		972,461,260		(109,024,747)		(6,927,773)		(5,489,169)		9,840,422		300,437		150,681		861,311,111
Financing cost		(42,188,969)		(16,635,802)		(5,374,311)		(756,538)		(8,187,285)		(78,108,831)		88,015,529		(63,236,207)
Financing income		18,121,683		395,051		8,700,706		16,533		5,738,536		85,769,298		(88,157,573)		30,584,234
Exchange gain (loss)		(48,149,666)		(6,607,465)		(261,715)		(15,805)		(27,522)		(5,081,079)		—		(60,143,252)
Profit (loss) sharing in associates		39,873		—		(341,562)		—		(84,873)		(110,195,198)		109,771,007		(810,753)
Total taxes, duties and other		(871,471,372)		—		857,340		(10,532)		(3,458,054)		(564,772)		—		(874,647,390)

Net income (loss)		28,812,809		(131,872,963)		(3,347,315)		(6,255,511)		3,821,224		(107,880,145)		109,779,644		(106,942,257)
Net periodic cost of employee benefits		27,078,766		27,262,316		6,559,388		7,931,521		113,570		15,149,591		—		84,095,152
Depreciation and amortization		108,404,968		9,015,060		7,307,057		2,026,575		6,334		620,415		—		127,380,409

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

PEMEX’s management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial statements. For certain of the items in these consolidated financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Year ended December 31, 2013:
Sales:
By segment	Ps.	1,250,785,620	Ps.	820,912,682	Ps.	219,332,517	Ps.	40,360,373	Ps.	1,096,302,859	Ps.	60,568,624
Less unrealized intersegment sales		(13,957)		(1,521,679)		136,734		4,930		(174,663)		—

Total consolidated sales	Ps.	1,250,771,663	Ps.	819,391,003	Ps.	219,469,251	Ps.	40,365,303	Ps.	1,096,128,196	Ps.	60,568,624

Operating income (loss):
By segment		850,636,276		(119,734,273)		873,221		(15,418,058)		2,568,759		185,058
Less unrealized intersegment sales		(12,826)		(1,521,678)		136,735		4,929		(174,663)		—
Less unrealized gain due to production cost valuation of inventory		17,747		12,301,255		435,920		166,048		5,509,332		—
Less capitalized refined products		(8,555,076)		—		—		—		—		—
Less amortization of capitalized interest		118,982		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	842,205,103	Ps.	(108,954,696)	Ps.	1,445,876	Ps.	(15,247,081)	Ps.	7,903,428	Ps.	185,058

Net income (loss):
By segment		(33,648,136)		(133,794,283)		3,336,785		(15,034,571)		(2,361,930)		(173,636,180)
Less unrealized intersegment sales		(12,826)		(1,521,678)		136,734		4,930		(174,663)		—
Less unrealized gain due to production cost valuation of inventory		17,747		12,301,255		435,920		166,048		5,509,332		—
Less capitalized refined products		(8,555,076)		—		—		—		—		—
Less equity method for unrealized profits		(4,342)		—		—		(71,995)		—		2,841,035
Less amortization of capitalized interest		118,982		—		—		—		—		—

Consolidated net income (loss)	Ps.	(42,083,651)	Ps.	(123,014,706)	Ps.	3,909,439	Ps.	(14,935,588)	Ps.	2,972,739	Ps.	(170,795,145)

Assets:
By segment		1,856,325,965		575,246,559		224,241,728		114,087,313		119,933,908		1,685,452,269
Less unrealized intersegment sales		(9,479)		3,753,919		140,189		7,310		3,232,537		—
Less unrealized gain due to production cost valuation of inventory		(11,777)		(49,232,959)		(2,515,644)		(2,204,574)		(1,050,304)		—
Less capitalized refined products		(16,755,002)		—		—		—		—		—
Less equity method for unrealized profits		(4,344)		—		—		(71,994)		—		2,841,034
Less amortization of capitalized interest		(2,498,608)		—		—		—		—		—

Consolidated assets	Ps.	1,837,046,755	Ps.	529,767,519	Ps.	221,866,273	Ps.	111,818,055	Ps.	122,116,141	Ps.	1,688,293,303

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Liabilities:
By segment		1,342,978,777		740,780,574		144,252,327		113,696,802		87,307,528		1,847,935,634
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		3,047,319		—

Consolidated liabilities	Ps.	1,342,978,777	Ps.	740,780,574	Ps.	144,252,327	Ps.	113,696,802	Ps.	90,354,847	Ps.	1,847,935,634

Year ended December 31, 2012:
Sales:
By segment	Ps.	1,333,276,930	Ps.	784,417,918	Ps.	184,985,084	Ps.	35,418,252	Ps.	1,221,655,507	Ps.	57,544,155
Less unrealized intersegment sales		9,284		2,297,882		732,359		(7,411)		502,860		—

Total consolidated sales	Ps.	1,333,286,214	Ps.	786,715,800	Ps.	185,717,443	Ps.	35,410,841	Ps.	1,222,158,367	Ps.	57,544,155

Operating income (loss):
By segment		993,473,459		(95,467,749)		(4,379,626)		(10,250,176)		8,801,985		6,941,599
Less unrealized intersegment sales		9,284		2,297,882		732,359		(7,411)		502,860		—
Less unrealized gain due to production cost valuation of inventory		(8,394)		7,240,870		(548,341)		(196,779)		(549,906)		—
Less capitalized refined products		(3,679,430)		—		—		—		—		—
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	989,913,900	Ps.	(85,928,997)	Ps.	(4,195,608)	Ps.	(10,454,366)	Ps.	8,754,939	Ps.	6,941,599

Net income (loss):
By segment		97,536,450		(111,636,394)		1,429,016		(11,066,159)		7,155,344		(854,312)
Less unrealized intersegment sales		9,284		2,297,882		732,359		(7,411)		502,860		—
Less unrealized gain due to production cost valuation of inventory		(8,394)		7,240,870		(548,341)		(196,779)		(549,906)		—
Less capitalized refined products		(3,679,430)		—		—		—		—		—
Less equity method for unrealized profits		5,319		—		—		—		—		5,917,294
Less amortization of capitalized interest		118,981		—		—		—		—		—

Consolidated net income (loss)	Ps.	93,982,210	Ps.	(102,097,642)	Ps.	1,613,034	Ps.	(11,270,349)	Ps.	7,108,298	Ps.	5,062,982

Assets:
By segment		1,846,831,001		583,489,721		210,263,190		122,663,976		130,797,642		1,543,192,334
Less unrealized intersegment sales		—		(4,419,930)		(958,022)		(7,654)		(2,102,134)		—
Less unrealized gain due to production cost valuation of inventory		(11,633)		(58,502,627)		(2,080,626)		(2,439,395)		(835,700)		—
Less capitalized refined products		(8,199,925)		—		—		—		—		—
Less equity method for unrealized profits		5,319		—		—		—		—		5,917,294
Less amortization of capitalized interest		(2,617,590)		—		—		—		—		—

Consolidated assets	Ps.	1,836,007,172	Ps.	520,567,164	Ps.	207,224,542	Ps.	120,216,927	Ps.	127,859,808	Ps.	1,549,109,628

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Supplemental geographic information:

	For the years ended December 31,
	2013		2012		2011
Domestic sales	Ps.	910,187,634	Ps.	867,036,701	Ps.	779,197,974

Export sales:
United States		493,148,967		573,515,085		613,805,564
Canada; Central and South America		21,004,723		39,806,335		34,921,636
Europe		86,872,410		98,987,049		70,567,172
Other		86,651,534		60,390,584		53,670,990

Total export sales	Ps.	687,677,634	Ps.	772,699,053	Ps.	772,965,362
Services income		10,339,357		7,176,286		6,290,781

Total sales	Ps.	1,608,204,625	Ps.	1,646,912,040	Ps.	1,558,454,117

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	For the years ended December 31,
	2013		2012		2011
Domestic Sales
Refined petroleum products and derivatives (primarily gasolines)	Ps.	805,460,402	Ps.	779,572,582	Ps.	676,407,259
Gas		70,781,410		51,249,544		65,847,550
Petrochemical products		33,945,822		36,214,575		36,943,165

Total domestic sales	Ps.	910,187,634	Ps.	867,036,701	Ps.	779,197,974

Export Sales
Crude oil	Ps.	548,411,085	Ps.	618,104,685	Ps.	614,161,757
Refined petroleum products and derivatives (primarily gasolines)		137,048,991		150,850,052		155,553,997
Gas		43,544		7,713		18,182
Petrochemical products		2,174,014		3,736,603		3,231,426

Total export sales	Ps.	687,677,634	Ps.	772,699,053	Ps.	772,965,362

NOTE 5—CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

As of December 31, 2013 and 2012, cash and cash equivalents were as follows:

	As of December 31,
	2013		2012
Cash on hand and in banks(i)	Ps.	45,942,338	Ps.	76,201,010
Marketable securities		34,803,381		43,033,881

	Ps.	80,745,719	Ps.	119,234,891

(i)	Cash on hand and in banks is primarily composed of cash in banks.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

At December 31, 2013, and 2012, restricted cash was as follows:

	As of December 31,
	2013		2012
Restricted cash	Ps.	7,701,798	Ps.	2,605,332

Restricted cash in 2013 primarily increased due to the following: In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project. Since the initiation of such claim, COMMISA and Pemex-Exploration and Production have filed several additional claims against one another. As a result of one of these additional claims, on September 25, 2013, the U.S. District Court ordered Pemex-Exploration and Production to deposit with COMMISA Ps. 6,081,706. Pemex-Exploration and Production subsequently deposited the judgment amount in a bank account in New York as a condition to filing a motion to appeal the resolution before the Second Circuit Court of Appeals (See Note 23(b)).

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2013 and 2012, accounts and notes receivable and other receivables were as follows:

	As of December 31,
	2013		2012
Export costumers	Ps.	46,337,045	Ps.	40,717,458
Domestic customers		38,648,470		53,355,711
Tax credits		15,416,955		13,420,166
Sundry debtors		7,818,554		5,652,405
Employee and officers		5,077,687		4,773,466
Negative IEPS Tax pending to be credit		4,293,619		11,833,727
Advances to suppliers		3,284,575		1,801,231
Insurance claims		1,618,828		1,440,337
Other account receivables		16,278		15,010

	Ps.	122,512,011	Ps.	133,009,511

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2013 and 2012:

	Export Customers
	As of December 31,
	2013		2012
1 to 30 days	Ps.	38,163	Ps.	1,690,104
31 to 60 days		1,070		63,011
61 to 90 days		95		8,072
More than 91 days		385,887		149,165

Expired		425,215		1,910,352
Impaired (Reserved)		—		—

Unimpaired		425,215		1,910,352
Unexpired		45,911,830		38,807,106

Total	Ps.	46,337,045	Ps.	40,717,458

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

	Domestic Customers
	As of December 31,
	2013		2012
1 to 30 days	Ps.	874,553	Ps.	1,205,492
31 to 60 days		15,091		284,968
61 to 90 days		80,331		53,110
More than 91 days		223,009		1,079,711

Expired		1,192,984		2,623,281
Impaired (Reserved)		(697,284)		(1,059,215)

Unimpaired		495,700		1,564,066
Unexpired		38,152,770		51,791,645

Total	Ps.	38,648,470	Ps.	53,355,711

NOTE 7—INVENTORIES:

As of December 31, 2013 and 2012, inventories were as follows:

	As of December 31,
	2013		2012
Crude oil, refined products, derivatives and petrochemicals products	Ps.	51,638,624	Ps.	51,058,073
Materials and products in stock		5,259,341		5,755,367
Materials and products in transit		16,535		34,130

	Ps.	56,914,500	Ps.	56,847,570

NOTE 8—INVESTMENTS IN EQUITY INSTRUMENTS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., “Repsol”) at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol’s share capital.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On June 29, 2012, Petróleos Mexicanos opted to receive its dividend in cash, which it received on July 13, 2012, while on July 9, 2012, PMI HBV received its dividend in the form of 2,600,191 new Repsol shares. As part of the same program, on January 21 and July 16, 2013, PMI HBV opted to receive dividends in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

On August 9, 2013, PEMEX divested its direct interest in 9,289,968 shares of Repsol, which resulted in a net profit of Ps. 278,842. On the same date, PEMEX entered into an equity swap for the same number of shares with a notional amount of Ps. 2,869,882, pursuant to which PEMEX retains economic and voting rights in such shares (see Note 13(a)(iv)).

As of December 31, 2013 and 2012, the investments in 53,703,915 and 59,804,431 shares of Repsol were valued at Ps. 17,728,490 and Ps. 15,771,202, respectively. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 4,453,495 at December 31, 2013 and a loss of Ps. 10,125,912 at December 31, 2012. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 914,116 and Ps. 685,704 in the statements of comprehensive income at December 31, 2013 and 2012, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

At December 31, 2013 and 2012, PEMEX held three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 and 58,679,799 shares of Repsol, respectively, which amounted to approximately 5.13% and 4.80% of Repsol’s total shares, respectively (see Note 13).

At December 31, 2013 and 2012, PEMEX’s direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, amounted to approximately 9.19% and 9.49% of Repsol’s total shares, respectively. In addition, PEMEX holds one Repsol share through PMI-SES.

NOTE 9—PERMANENT INVESTMENTS IN ASSOCIATES:

The permanent investments in associates as of December 31, 2013 and 2012, which were accounted for under the equity method, were as follows:

	Percentage of Investment	December 31,
		2013		2012
Deer Park Refining Limited	50.00%	Ps.	6,710,317	Ps.	7,337,384
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%		4,051,682		3,530,632
Petroquímica Mexicana de Vinilo, S.A. de C.V.(i)	44.09%		3,253,978		—
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.(ii)	100.00%		—		1,424,309
Compañía Mexicana de Exploraciones, S.A. de C.V.(iii)	60.00%		1,141,065		936,689
Frontera Brownsville, LLC	50.00%		517,945		535,653
Mexicana de Lubricantes, S.A. de C.V.	46.85%		488,321		509,265
Other—net	Various		616,193		372,331

Total		Ps.	16,779,501	Ps.	14,646,263

(i)	In September 2013, through a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in Petroquímica Mexicana de Vinilo, S.A. de C.V. by Ps. 2,993,531, allowing PEMEX to acquire a 44% interest in the company.
(ii)	As of 2013, Instalaciones Inmobilarias para Industrias, S.A. de C.V. is considered a Subsidiary Company and is, therefore, included in the consolidated financial statements of PEMEX and no longer accounted for as a permanent investment in an associate under the equity method. In 2012, it was not included in the consolidated financial statements of PEMEX because it was immaterial.
(iii)	Compañía Mexicana de Exploraciones, S.A. de C.V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

Profit (loss) sharing in associates:

	December 31,
	2013		2012		2011
Deer Park Refining Limited	Ps.	(591,472)	Ps.	1,320,180	Ps.	80,480
Gasoductos de Chihuahua, S. de R.L. de C.V.		475,942		548,765		221,148
Petroquímica Mexicana de Vinilo, S.A. de C.V.		93,853		—		—
Others—Net		728,387		2,928,662		(1,112,381)

Total	Ps.	706,710	Ps.	4,797,607	Ps.	(810,753)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The following tables show condensed financial information of major investments recognized under the equity method:

Condensed Statements of Financial Position

	Deer Park Refining Limited				Gasoductos de Chihuahua, S. de R.L. de C.V.
	December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012
Total assets	Ps.	27,331,336	Ps.	23,237,327	Ps.	9,006,292	Ps.	8,007,571

Total liabilities		13,910,702		8,562,558		902,928		946,306
Total equity		13,420,634		14,674,769		8,103,364		7,061,265

Total liabilities and equity	Ps.	27,331,336	Ps.	23,237,327	Ps.	9,006,292	Ps.	8,007,571

Condensed Statements of Comprehensive Income

	Deer Park Refining Limited						Gasoductos de Chihuahua, S. de R.L. de C.V.
	December 31, 2013		December 31, 2012		December 31, 2011		December 31, 2013		December 31, 2012		December 31, 2011
Sales and other income	Ps.	9,767,622	Ps.	12,240,553	Ps.	11,766,416	Ps.	2,124,812	Ps.	1,984,198	Ps.	1,592,555
Costs and expenses		10,950,566		9,600,192		11,605,456		1,172,927		886,669		1,150,260

Net result	Ps.	(1,182,944)	Ps.	2,640,361	Ps.	160,960	Ps.	951,885	Ps.	1,097,529	Ps.	442,295

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2013 and 2012, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants		Drilling Equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and Equipment	Transportation Equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total
INVESTMENT
Balances as of January 1, 2012	Ps.	640,476,821	39,551,408	545,183,035	882,779,891	61,084,265	298,983,863	45,199,722	20,003,935	125,148,670	41,623,977	8,422,839	—	2,708,458,426
Acquisitions		28,345,950	3,382,577	3,034,148	52,636,412	810,283	6,095,841	4,584,555	1,253,739	107,171,303	97,877	12,737	152,844	207,578,266
Capitalization and reclassifications		46,045,271	(566,879)	1,596,719	72,039,394	(9,355,395)	14,558,538	(71,555)	(130,141)	(131,010,580)	(3,611)	3,673,967	(125,211)	(3,349,483)
Disposals		(5,119,828)	—	(2,577,283)	—	899,856	—	75,563	(536,840)	3,993,884	(135,072)	(961,129)	—	(4,360,849)

Balances as of December 31, 2012		709,748,214	42,367,106	547,236,619	1,007,455,697	53,439,009	319,638,242	49,788,285	20,590,693	105,303,277	41,583,171	11,148,414	27,633	2,908,326,360
Acquisitions		29,336,696	3,106,174	5,387,150	62,580,630	1,965,492	5,633,305	3,644,600	3,701,628	134,079,686	1,100,230	1,104,295	4,929	251,644,815
Capitalization and reclassifications		10,174,501	(433,975)	7,875,199	56,885,847	5,761,369	1,115,273	(1,072,347)	(99,191)	(85,903,444)	(23,662)	264,810	—	(5,455,620)
Impairment		1,650,664	—	—	(26,364,717)	—	—	—	—	(894,782)	—	—	—	(25,608,835)
Disposals		(15,360,225)	—	(2,057,115)	—	(903,509)	(62,212)	(424,245)	(875,443)	(3,154,696)	(301,882)	(2,249,721)	—	(25,389,048)

Balances as of December 31, 2013	Ps.	735,549,850	45,039,305	558,441,853	1,100,557,457	60,262,361	326,324,608	51,936,293	23,317,687	149,430,041	42,357,857	10,267,798	32,562	3,103,517,672

ACCUMULATED DEPRECIATION AND AMORTIZATION
Balances as of January 1, 2012	Ps.	(254,138,741)	(20,707,896)	(187,966,009)	(491,889,237)	(33,557,438)	(79,411,627)	(30,120,584)	(11,727,040)	—	—	(6,515,091)	—	(1,116,033,663)
Depreciation		(32,672,945)	(2,868,400)	(16,964,385)	(67,857,495)	(1,465,645)	(14,284,606)	(3,159,986)	(1,264,258)	—	—	—	—	(140,537,720)
Reclassifications		(139,324)	510,016	2,834,880	(6,141)	1,220,599	(1,441,319)	430,999	119,497	—	—	(177,427)	—	3,351,780
Disposals		2,663,300	—	2,810	—	78,604	—	286,377	537,127	—	—	59,110	—	3,627,328

Balances as of December 31, 2012		(284,287,710)	(23,066,280)	(202,092,704)	(559,752,873)	(33,723,880)	(95,137,552)	(32,563,194)	(12,334,674)	—	—	(6,633,408)	—	(1,249,592,275)
Depreciation		(36,154,914)	(2,790,948)	(16,457,891)	(71,831,243)	(1,779,543)	(14,669,152)	(3,468,615)	(1,339,398)	—	—	—	—	(148,491,704)
Reclassifications		2,513,262	358,288	1,290,514	1,153	(84,961)	—	1,230,624	146,740	—	—	—	—	5,455,620
Disposals		8,267,723	—	1,409,767	—	519,279	—	297,756	903,404	—	—	(708,501)	—	10,689,428

Balances as of December 31, 2013	Ps.	(309,661,639)	(25,498,940)	(215,850,314)	(631,582,963)	(35,069,105)	(109,806,704)	(34,503,429)	(12,623,928)	—	—	(7,341,909)	—	(1,381,938,931)

Wells, pipelines, properties, plant and equipment—net as of December 31, 2012	Ps.	425,460,504	19,300,826	345,143,915	447,702,824	19,715,129	224,500,690	17,225,091	8,256,019	105,303,277	41,583,171	4,515,006	27,633	1,658,734,085

Wells, pipelines, properties, plant and equipment—net as of December 31, 2013	Ps.	425,888,211	19,540,365	342,591,539	468,974,494	25,193,256	216,517,904	17,432,864	10,693,759	149,430,041	42,357,857	2,925,889	32,562	1,721,578,741

Depreciation rates		4%	5%	3%	—	3%	4%	10%	5%	—	—	—	—	—
Estimated useful lives		25 years	20 years	33 years	—	33 years	25 years	10 years	20 years	—	—	—	—	—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

a.	As of December 31, 2013, 2012 and 2011, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,943,597, Ps. 2,110,075 and Ps. 5,634,981 respectively.

b.	The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2013, 2012 and 2011, recognized in operating costs, was Ps. 148,491,704, Ps. 140,537,720 and Ps. 127,380,409, respectively, which includes costs related to plugging and abandonment of wells for the years ended December 31, 2013, 2012 and 2011 of Ps. 2,000,230, Ps. 2,053,630 and Ps. 2,966,836, respectively (see Note 3(h)).

c.	As of December 31, 2013 and 2012, provisions relating to future plugging and abandonment costs amounted to Ps. 46,118,080 and Ps. 48,153,060, respectively, and are presented in the “Provisions for sundry credits” line item.

d.	As of December 31, 2013, the value in use of the Integral Burgos and Macuspana projects were unfavorable due to the decline in gas prices in the international market as well as the condition of economic hydrocarbon reserves located at these projects, which resulted in impairment charges of Ps. (25,432,038) and Ps. (932,679), respectively, that were recognized in the consolidated statements of comprehensive income under the other revenues and expenses—net line item.

As a result of the sale of certain properties and plants of the Pajaritos petrochemical complex by Pemex-Petrochemicals to Petroquímica Mexicana de Vinilo, S.A. de C.V., value in use for the complex was favorable, reducing the impairment charge for previous years by Ps. 1,650,664. This reduction in impairment charges was offset by additional impairment charges totaling Ps. (894,782) due to the identification of additional impaired assets.

e.	During 2008, PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates over the next 9 years.

As of December 31, 2013 and 2012, assets acquired through these capital leases were as follows:

	2013		2012
Investment in tankers and drilling equipment	Ps.	5,870,050	Ps.	3,075,142
Less accumulated depreciation		(636,276)		(513,123)

	Ps.	5,233,774	Ps.	2,562,019

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The liabilities relating to the assets listed above are payable in the years following December 31, 2013 as presented below:

Year	Pesos		U.S. dollars
2014	Ps.	761,941	U.S. $	58,268
2015		741,863		56,733
2016		741,863		56,733
2017		741,863		56,733
2018		681,643		52,127
2019 and later		1,184,622		90,592

		4,853,795		371,186
Less: Short-term unaccrued interest		239,772		18,336
Less: Long-term unaccrued interest		664,118		50,787

Total capital leases		3,949,905		302,063
Less: Current portion of leases		522,167		39,932

Total long-term capital leases	Ps.	3,427,738	U.S. $	262,131

The capitalized interest expense from financial leases for the years ended December 31, 2013, 2012 and 2011 was Ps. 159,380, Ps. 214,041 and Ps. 212,497, respectively.

The discount rates applied to the calculation of capitalized leases were as follows:

i.	7.96% rate in nominal terms (3.83% in real terms as of December 31, 2013);

ii.	9.39% rate in nominal terms (5.62% in real terms as of December 31, 2012); and

iii.	10.46% rate in nominal terms (6.40% in real terms as of December 31, 2011).

NOTE 11—OTHER ASSETS:

At December 31, 2013 and 2012, the balance of other assets was as follows:

	As of December 31,
	2013		2012
Construction in progress (wells)	Ps.	7,892,474	Ps.	5,306,333
Payments in advance		2,244,450		3,290,756
Other		4,057,786		3,750,746

	Ps.	14,194,710	Ps.	12,347,835

	As of December 31,
	2013		2012
Construction in progress (wells):
Balance at the beginning of period	Ps.	5,306,333	Ps.	9,552,703
Additions to construction in progress		21,813,041		18,945,289
Deductions against expenses		(9,244,399)		(11,889,271)
Deductions against fixed assets		(9,982,501)		(11,302,388)

Balance at the end of period	Ps.	7,892,474	Ps.	5,306,333

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

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

During 2013, the significant financing activities of PEMEX were as follows:

a.	On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000.

b.	On January 30, 2013, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023. The notes were issued under Petróleos Mexicanos’ U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c.	On January 4 and 11, 2013, PMI Trading obtained and repaid, respectively, a loan for U.S. $150,000 bearing interest at 1.0412%.

d.	On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

e.	On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of Certificados Bursátiles due 2017 at a floating rate, which was the first reopening of the securities originally issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or Unidades de Inversión (“UDI”) equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

f.	On March 6 and 8, 2013, PMI Trading obtained and repaid, respectively, a loan for U.S. $50,000 bearing interest at 1.4217%.

g.	On April 26, 2013, PMI NASA obtained a loan for U.S. $33,830 bearing interest at 3.80%, which matures on February 22, 2023.

h.	On June 7, 2013, PMI NASA obtained a loan for U.S. $34,278 bearing interest at 3.80%, which matures on April 24, 2023.

i.	On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps.2,500,000 of Certificados Bursátiles due 2017 at a floating rate, which was the second reopening of the securities originally issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

j.	On June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000 under its revolving credit facility with Credit Agricole CIB, which was repaid on July 17, 2013.

k.

On July 18, 2013, Petróleos Mexicanos issued U.S. $3,000,000 of its debt securities under Petróleos Mexicanos’ U.S. $32,000,000 Medium-Term Notes Program, Series C in four tranches: (i) U.S. $1,000,000 of its 4.875% Notes due 2024; (ii) U.S. $1,000,000 of its 3.500% Notes due 2018; (iii) U.S. $500,000 of its Floating Rate Notes due 2018; and (iv) U.S. $500,000 of its 6.500% Bonds due 2041, which was the second

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

reopening of its 6.500% Bonds due 2041 originally issued on June 2, 2011 and subsequently reopened on October 18, 2011. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

l.	On September 19, 2013, Petróleos Mexicanos issued U.S. $400,000 of notes due 2024, which bear interest at a fixed rate of 2.830%. The notes are guaranteed by the Export-Import Bank of the United States.

m.	On September 19, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 of Certificados Bursátiles due 2019 at a floating rate. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

n.	On September 26, 2013, Petróleos Mexicanos issued Ps. 10,400,000 aggregate amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside Mexico of Ps.1,075,000 of Certificados Bursátiles in the form of global depositary notes (“GDNs”), and (2) a concurrent offering to the public in Mexico of Ps. 9,325,000 of Certificados Bursátiles not represented by GDNs. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

o.	On September 30, 2013, Petróleos Mexicanos issued U.S. $750,000 of notes due 2024, which bear interest at the London Interbank Offered Rate (LIBOR) for 3 months plus 0.43%. The notes are guaranteed by the Export-Import Bank of the United States.

p.	On November 4, 2013, Petróleos Mexicanos issued U.S. $350,000 of notes due 2024, which bear interest at a fixed rate of 2.290%. The notes are guaranteed by the Export-Import Bank of the United States.

q.	On November 27, 2013, Petróleos Mexicanos issued €1,300,000 of its 3.125% Notes due 2020. These notes were issued under Petróleos Mexicanos’ U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

r.	On December 11, 2013 Petróleos Mexicanos issued Ps. 8,500,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 1,165,550 of Certificados Bursátiles in the form of GDNs, and (ii) a concurrent offering to the public in Mexico of Ps.7,334,450 of Certificados Bursátiles not represented by GDNs. The issuance represented the first reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 1,100,000 of Certificados Bursátiles due 2019 at a floating rate, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

s.	On December 11, 2013, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2016.

t.	On December 19, 2013, Petróleos Mexicanos borrowed Ps. 10,000,000 from its revolving credit facility with Banco Santander, S.A., which it repaid on December 30, 2013.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

u.	On December 27, 2013, Petróleos Mexicanos borrowed U.S. $135,000 from its revolving credit facility with Credit Agricole CIB, which it repaid on January 27, 2014.

v.	From January 1 to December 31, 2013, PMI HBV obtained U.S. $5,793,000 from its revolving credit line and repaid U.S. $6,143,000.

During 2012, the significant financing activities of PEMEX were as follows:

a.	From January 1 to December 31, 2012, Petróleos Mexicanos obtained U.S. $300,000 of loans or credit lines made or guaranteed by export credit agencies.

b.	On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c.	On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $143,945 bearing interest at 3.50% fixed rate, all of which mature in December 2021.

d.	On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,998 bearing interest at 3.8% fixed rate, which matures on January 27, 2022.

e.	On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 bearing interest at 1.8635% fixed rate, which was repaid on April 12, 2012.

f.	On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 bearing interest at 5.264%, which was repaid on April 12, 2012.

g.	On April 10, 2012, Petróleos Mexicanos issued CHF 300,000 of its 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

h.	On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of its 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

i.	On May 11, 2012, PMI Trading obtained a loan for Ps. 405,000 bearing interest at 5.070%, which was repaid on May 18, 2012.

j.	On May 16,2012, PMI Trading obtained a loan for Ps. 2,329,000 bearing interest at 5.050%, which was repaid on May 23, 2012.

k.	On May 31, 2012, PMI Trading obtained a loan for Ps. 2,833,000 bearing interest at 5.160%, which was repaid on June 6, 2012.

l.	On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

m.	On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000 each, which bear interest at a fixed rate of 2.0% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

n.	On July 18, 2012 Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000 which bears interest at a floating rate linked to LIBOR and matures in July 2017.

o.	On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000 of notes maturing December 2022, which bear interest at a fixed rate of 1.70%. The notes are guaranteed by the Export-Import Bank of the United States.

p.	On July 5 and 6, 2012, PMI Trading obtained and repaid, respectively, a loan for U.S. $40,000 bearing interest at a rate of 1.6981%.

q.	On October 19, 2012, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Bonds due 2044, which was a reopening of the bonds issued on June 26, 2012. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

r.	On October 30, 2012, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2017. No disbursements have been made under this facility.

s.	On November 16, 2012, PMI Trading obtained a loan for U.S. $50,000 bearing interest at 1.0272%, which was repaid on November 30, 2012.

t.	On November 23, 2012, the CNBV authorized Petróleos Mexicanos to increase its Certificados Bursátiles Dual Program from Ps. 200,000,000 or its equivalent in UDIs to Ps.300,000,000 or its equivalent in UDIs.

u.	On November 28, 2012, PMI Trading obtained a loan for U.S. $70,000 bearing interest at 1.0332%, which was repaid on November 30, 2012.

v.	On November 29, 2012, PMI Trading obtained a loan for U.S. $45,000 bearing interest at 1.0362%, which was repaid on November 30, 2012.

w.	On November 29, 2012, PMI Trading obtained a loan for Ps. 806,000 bearing interest at 5.0462%, which was repaid on November 30, 2012.

x.	On November 29, 2012, Petróleos Mexicanos issued, in the Mexican market, Ps. 25,000,000 of Certificados Bursátiles in three tranches: one at a floating rate for Ps. 11,500,000, which matures in 2017; the second at a fixed rate of 3.02% for 721,564 UDIs, equivalent to Ps. 3,500,000, which matures in 2028; and the third at a fixed rate for Ps. 10,000,000, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

y.	On December 21, 2012, Petróleos Mexicanos obtained a direct loan in the domestic market for Ps. 2,000,000 bearing interest at 6.55%, which matures on December 21, 2022.

z.	On December 28, 2012, PMI Trading obtained a loan for Ps. 2,600,000 bearing interest at 5.0475%, which was repaid on January 11, 2013.

aa.	On December 31, 2012, PMI Trading obtained a loan for U.S. $50,000 bearing interest at 1.4574%, which was repaid on January 14, 2013.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

bb.	During 2012, PMI HBV obtained U.S. $18,225,000 from its revolving credit line and repaid U.S. $17,325,000. As of December 31, 2012, the amount outstanding under this facility was U.S. $900,000.

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

As of December 31, 2013 and 2012 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

As of December 31, 2013, long-term debt was as follows:

			December 31, 2013
	Rate of Interest(1)	Maturity	Pesos (thousands)		Foreign currency (thousands)
U.S. dollars:
Bonds	Fixed from 1.7% to 9.5% and LIBOR plus 0.43% to 2.2%	Various to 2045	Ps.	407,719,934	31,179,592
Purchasing loans	LIBOR plus 0.4% to 0.5%	Various to 2014		12,520	957
Project financing	Fixed from 2.45% to 5.45% and LIBOR plus .01% to 1.71%	Various to 2022		75,603,945	5,781,665
Direct loans	Fixed at 5.44% and LIBOR plus 1.0% to 1.20%	Various to 2018		10,981,118	839,760
Syndicated loans	LIBOR plus 0.8% and 1%	Various to 2016		27,918,337	2,135,001
Bank loans	Fixed from 3.5% to 5.28%	Various to 2022		4,032,468	308,375
Financial leases (Note 10(e))	Fixed from 0.37% to 1.99%	Various to 2023		3,949,905	302,061

Total financing in U.S. dollars				530,218,227	40,547,411

Euros:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025		78,073,403	4,332,742
Secured loan	EURIBOR plus 5.37%	Various to 2014		4,779,802	265,259
Project financing	Fixed at 2%	Various to 2016		569	32

Total financing in Euros				82,853,774	4,598, 033

Japanese yen:
Direct loans	LIBOR yen plus 0.71%	Various to 2014		2,608,275	20,950,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023		11,703,000	94,000,000
Project financing	Fixed at 2.90% and Prime Rate yen plus 1% to 2%	Various to 2017		3,346,571	26,880,086

Total financing in yen				17,657,846	141,830,086

Pesos:
Certificados bursátiles	Mexican Federal Treasury Certificates (“Cetes”) plus 0.57%, Tasa de Interés Interbancaria de Equilibrio (TIIE)(1) less 0.07% to 0.7%, and Fixed at 7.19% to 9.91%	Various to 2024		132,159,337
Direct loans	Fixed at 6.55% and TIIE plus 0.55% to 2.4%	Various to 2022		6,479,741

Total financing in pesos				138,639,078
Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.02% to 4.2%	Various to 2028		26,746,411

Other currencies:
Bonds	Fixed from 2.5% to 8.25%	Various to 2022		21,031,855

Total principal in pesos(2)				817,147,191
Plus: Accrued interest				9,815,002
Notes payable to contractors(3)				14,278,221

Total principal and interest				841,240,414
Less: Short-term maturities				72,450,283
Current portion of notes payable to contractors(3)				8,411,658
Accrued interest				9,815,002

Total short-term debt				90,676,943

Long-term debt (Note 13(c))			Ps.	750,563,471

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

As of December 31, 2012, long-term debt was as follows:

			December 31, 2012
	Rate of Interest(1)	Maturity	Pesos (thousands)		Foreign currency (thousands)
U.S. dollars:
Bonds	Fixed from 1.7 % to 9.5%	Various to 2045	Ps.	322,847,701	24,815,159
Purchasing loans	LIBOR plus 0.4% to 0.5%	Various to 2014		39,156	3,010
Project financing	Fixed from 2.45% to 5.45% and LIBOR plus 01% to 1.71%	Various to 2022		94,659,520	7,275,849
Direct loans	Fixed 1.457% to 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018		16,521,754	1,269,918
Syndicated loans	LIBOR plus 0.475% and 1.5%	Various to 2016		43,909,088	3,375,000
Bank loans	Fixed from 3.5% to 5.28%	Various to 2022		2,603,408	200,107
Financial leases	Fixed from 0.38% to 1.99%	Various to 2022		2,320,522	178,363

Total financing in U.S. dollars				482,901,149	37,117,406

Euros:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025		60,910,720	3,543,687
Secured loan	EURIBOR plus 5.37%	Various to 2014		9,163,050	532,835
Project financing	Fixed at 2%	Various to 2016		1,454	85

Total financing in Euros				70,075,224	4,076,607

Japanese yen:
Direct loans	LIBOR yen plus 0.71%	Various to 2014		3,157,165	20,950,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023		14,165,800	94,000,000
Project financing	Fixed at 2.90% and Prime Rate yen plus 1% to 2%	Various to 2017		5,416,376	35,941,450

Total financing in yen				22,739,341	150,891,450

Pesos:
Certificados bursátiles	Cetes plus 0.57%, TIIE(1) less 0.07% to 0.7%, and Fixed at 7.65% and 9.91%	Various to 2021		115,210,065
Direct loans	Fixed from 5.04% and 6.55% and TIIE plus 0.55% to 2.4%	Various to 2022		10,421,100

Total financing in pesos				125,631,165
Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.02% to 4.2%	Various to 2028		25,769,565

Other currencies:
Bonds	Fixed from 2.5% to 8.25%	Various to 2022		29,201,396

Total principal in pesos(2)				756,317,840
Plus: Accrued interest				8,997,741
Notes payable to contractors(3)				21,543,019

Total principal and interest				786,858,600
Less: Short-term maturities				93,226,762
Current portion of notes payable to contractors(3)				12,016,502
Accrued interest				8,997,741

Total short-term debt				114,241,005

Long-term debt (Note 13(c))			Ps.	672,617,595

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

	2014		2015		2016		2017		2018		2019 and thereafter		Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2013, for each of the years ending December 31,	Ps.	90,676,943	Ps.	65,124,562	Ps.	81,602,221	Ps.	66,772,810	Ps.	68,085,223	Ps.	468,978,655	Ps.	841,240,414

	2013(i)		2012(i)
Changes in total debt:
At the beginning of the period	Ps.	786,858,600	Ps.	783,154,616
Loans obtained		241,939,473		385,419,743
Debt payments		(191,146,091)		(341,863,963)
Interest paid		2,170,843		(850,473)
Foreign exchange		3,308,299		(40,561,801)
Expenses related to debt issuance		(1,890,710)		1,560,478

At the end of the period	Ps.	841,240,414	Ps.	786,858,600

(i)	These amounts include accounts payable by Financed Public Works Contracts, which do not generate cash flows.
(1)	As of December 31, 2013 and 2012, the rates were as follows: 3 month LIBOR of 0.2461% and 0.306%, respectively; 6 month LIBOR of 0.348% and 0.50825%, respectively; the prime rate in Japanese yen, 1.475%, for the two years; TIIE rate of 3.795% and 4.845%, respectively, for 28 days; TIIE rate of 3.8045% and 4.87%, respectively, for 91 days; Cetes rate of 3.18 and 3.91%, respectively, for 28 days; Cetes rate of 3.45% and 4.26%, respectively, for 91 days; Cetes rate of 3.55% and 4.4%, respectively, for 182 days.
(2)	Includes financing from foreign banks of Ps. 631,954,650 and Ps. 594,949,120, as of December 31, 2013 and 2012, respectively.
(3)	The total amounts of notes payable to contractors as of December 31, 2013 and 2012, current and long-term, are as follows:

	December 31,
	2013		2012
Total notes payable to contractors(a)(b)	Ps.	14,278,221	Ps.	21,543,019
Less: Current portion of notes payable to contractors		8,411,658		12,016,502

Notes payable to contractors (long-term)	Ps.	5,866,563	Ps.	9,526,517

(a)	PEMEX has entered into Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2013 and 2012, PEMEX had an outstanding amount payable of Ps. 11,387,225 and Ps. 18,337,981, respectively.
(b)	During 2007, Pemex-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading (“FPSO”) vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2013 and 2012, the outstanding balances owing to the contractor were Ps. 2,890,996 (U.S. $221,083) and Ps. 3,205,038 (U.S. $246,350), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	U.S. $
2014		25,267
2015		25,267
2016		25,267
2017		25,267
2018		25,267
2019 and thereafter		94,748

Total	U.S.$	221,083

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

As of December 31, 2013 and 2012, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	December 31,
	2013	2012
U.S. dollar	13.0765	13.0101
Japanese yen	0.1245	0.15070
Pounds sterling	21.6560	21.1401
Euro	18.0194	17.1968
Swiss francs	14.7058	14.2451
Canadian dollar	12.3076	13.0689
Australian dollar	11.6982	13.5045

NOTE 13—FINANCIAL INSTRUMENTS:

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of DFIs and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX’s internal regulation.

One of PEMEX’s policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes exclusively; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation and regular stress testing of major exposures; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

(a)	Risk Management

Market Risk

(i)	Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2013, approximately 24.8% of PEMEX’s total net debt outstanding consisted of floating rate debt.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2013, PEMEX was a party to an interest rate swap agreement denominated in U.S. dollars for a notional amount of U.S. $750,000 at a fixed interest rate of 2.38% and a term of 10.13 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars for an outstanding notional amount of U.S. $127,883, at a weighted average fixed interest rate of 4.16% and a weighted average term of 8.4 years.

Moreover, PEMEX makes investments in pesos and U.S. dollars in compliance with applicable internal regulations, through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX’s obligations payable in pesos and U.S. dollars.

The investments made through PEMEX’s portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

(ii)	Exchange Rate Risk

A significant amount of PEMEX’s revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX’s revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos and represent less than 5% of PEMEX’s revenues.

PEMEX’s expenses related to hydrocarbon duties are indexed to international U.S. dollar-denominated prices, and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities is determined in U.S. dollars. By contrast, PEMEX’s capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX’s financial balance in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX perceives this risk as manageable, without the need for hedging instruments, because the impact on PEMEX’s revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX’s debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX’s cost of funding due to the exposure to foreign exchange risk.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar, which are each swapped against the U.S. dollar. UDIs are swapped against the peso.

During 2013, PEMEX entered into cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros and inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of U.S. $2,028,701. In 2012, PEMEX entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in Swiss francs and Australian dollars for an aggregate notional amount of U.S. $484,018.

Most of PEMEX’s cross-currency swaps are plain vanilla, except for two swaps entered into in 2002 and 2004 to hedge its exposure to Japanese yen and euros, with termination dates in 2023 and 2016, respectively. These swaps are referred to as “extinguishing swaps” and were obtained in order to hedge long-term obligations. The main characteristic of extinguishing swaps is that these DFIs terminate upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation by either party. These swaps have a notional amount of U.S. $241,352 and U.S. $1,028,500, respectively.

PEMEX recorded a total net foreign exchange loss of Ps.3,951,492 in 2013, as compared to a total net foreign exchange gain of Ps. 44,845,661 in 2012 and to a total net foreign exchange loss of Ps. 60,143,252 in 2011. PEMEX’s foreign exchange loss in 2013 was due to the depreciation of the peso, from Ps. 13.0101 = U.S. $1.00 on December 31, 2012 to Ps. 13.0765 = U.S. $1.00 on December 31, 2013. The depreciation of the peso caused a total net foreign exchange loss because a significant part of PEMEX’s debt (75.0% as of December 31, 2013) is denominated in foreign currency. PEMEX’s foreign exchange gain in 2012 was due to the effect of a 7.5% appreciation of the peso (from Ps. 13.9904 = U.S. $1.00 on December 31, 2011 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012). PEMEX’s foreign exchange loss in 2011 was due to the depreciation of the peso, from Ps. 12.3571 = U.S. $1.00 on January 1, 2011 to Ps. 13.9904 = U.S. $1.00 on December 31, 2011.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the board of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company’s total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. This policy further states that the exchange rate risk generated by financing contracts denominated in currencies other than the functional one is to be fully covered immediately upon the execution of the contract. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company’s functional currency.

PMI HBV has outstanding euro-dollar exchange rate forwards which were executed in order to hedge its financing operations denominated in euros. As of December 31, 2013, the outstanding notional amount of these contracts was €266,420.

Finally, a significant amount of PMI Trading’s income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading’s exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

(iii)	Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX’s cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX’s financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to 2013.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with MGI Supply, Ltd. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. MGI Supply, Ltd. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

Pemex-Gas and Basic Petrochemicals’ domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps. During 2013, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs of this type.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

(iv)	Risks Relating to the Portfolio of Third-Party Shares

PEMEX holds a synthetic long position on 67,969,767 shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which PEMEX

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

pays variable amounts and receives total return on the Repsol shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

These DFIs will mature between March and October of 2014. As of December 31, 2013 and 2012, the market value of Repsol shares was €18.320 and €15.335 per share, respectively.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. The exchange rate forwards that matured in 2012 and 2013 correspond to 38,136,160 shares; hence, DFIs related to 19,068,080 shares remain outstanding. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

(v)	Market Risk Quantification

The quantification of market risk exposure in PEMEX’s financial instruments is presented below, in accordance with the applicable international risk management practices.

Interest rate risk quantification

The quantification of interest rate risk of investment portfolios is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. The VaR incorporates interest rate and spread risks. In addition, for portfolios in domestic currency, the VaR includes the inflation risk embedded in securities denominated in UDI. For portfolio management purposes, interest rate risk is mitigated by VaR limits.

As of December 31, 2013, the VaR of PEMEX’s investment portfolios were Ps. (35.6) for the Peso Treasury Portfolio, Ps. (215.5) for the Fondo Laboral Pemex Portfolio (“FOLAPE”), Ps. (53.1) for the Fideicomiso de Cobertura Laboral y de Vivienda Portfolio (“FICOLAVI”) and U.S. $0 for the U.S. Dollar Treasury Portfolio.

In addition to the exposure to interest rate fluctuations of the DFIs in which PEMEX is obligated to pay floating rates, PEMEX’s DFIs are exposed to mark-to-market volatility as a result of changes in the interest rate curves used in their valuation.

Interest rate risk quantification was calculated for DFIs in conjunction with the interest rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX’s DFIs and debt portfolio to a parallel shift of one basis point (bp) over the zero coupon rate curves. For the debt portfolio, interest rate risk sensitivity was calculated taking into account both the DFI interbank market yield curves and the PEMEX curves (which were also used to estimate the debt portfolios’ fair value). These metrics were calculated solely for informational purposes and are not used for portfolio management purposes because PEMEX does not intend to prepay its debt or terminate its DFIs early. Therefore, there is no interest rate risk arising from fixed rate obligations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Interest Rate and Currency DFIs

Interest Rate Sensitivity to + 1 bp
		Interbank Curves		PEMEX Curves
	Sensitivity	Sensitivity	Sensitivity	Sensitivity
Currency	Debt	DFIs	Net	Debt
AUD	44,933	(44,933)	—	43,470
CHF	236,092	(236,092)	—	219,785
Euro	3,849,186	(3,849,183)	3	3,400,944
Pound sterling	555,118	(555,118)	—	482,441
Yen	365,219	(365,219)	—	360,903
Peso	2,840,130	600,717	3,440,847	2,740,304
UDI	1,339,741	(1,339,741)	—	1,275,372
U.S. dollar	30,250,919	4,679,272	34,930,191	21,161,349
				Amounts in U.S. dollars

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2013, 2012 and 2011, in which it assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.

At December 31, 2013, 2012 and 2011, had market interest rates been 25 basis points higher, with all other variables remaining constant, net income for the period would have been Ps. 4,993,915, Ps. 5,319,309 and Ps. 6,040,635 lower for December 31, 2013, 2012 and 2011, respectively, mainly as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, net income for the period would have been Ps. 4,993,915, Ps. 5,319,309 and Ps. 6,040,635 greater at December 31, 2013, 2012 and 2011, respectively, as a result of a decrease in interest expense.

Exchange rate risk quantification

The investments of PEMEX’s portfolios do not face foreign exchange risk because the funds of such portfolios are used to meet obligations in pesos and U.S. dollars.

Currency DFIs are entered into in order to hedge exchange rate risk arising from debt flows in currencies other than pesos and U.S. dollars or inflation risk arising from debt flows in UDIs. However, due to the accounting treatment of currency DFIs, net income is exposed to mark-to-market volatility as a result of changes in the exchange rates used in their valuation.

Exchange rate risk quantification was calculated for DFIs in conjunction with the exchange rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX’s DFIs and debt portfolio to an increase of 1% to the exchange rates of currencies against the U.S. dollar. For the debt portfolio, exchange rate risk sensitivity was calculated taking into account both, interbank market yield curves and the PEMEX curves. In addition, the table shows the one-day horizon historical VaR of the remaining open position, with a confidence level of 95%, over a period of one year. These metrics were calculated solely for informational purposes. Nevertheless, in order to carry out management activities related to the debt portfolio, PEMEX periodically conducts quantitative analyses in order to estimate the exchange rate risk exposure generated by its debt issuances. Based on these analyses, PEMEX has elected to enter into DFIs as an exchange rate risk mitigation strategy.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Interest Rate and Currency DFIs

		Interbank Yield Curves			PEMEX Curves
	1%	1%	1%	VaR 95%	1%
Currency	Debt	DFI	Net	Net	Debt
AUD	(1,501,518)	1,501,518	—	—	(1,461,764)
CHF	(9,596,046)	9,596,046	—	—	(9,293,359)
Euro	(72,456,392)	72,455,953	(439)	(299)	(67,313,083)
Pound sterling	(8,536,371)	8,536,371	—	—	(7,662,961)
Yen	(14,582,598)	14,582,598	—	—	(13,851,766)
Peso	(91,513,213)	(19,352,163)	(110,865,376)	(122,377,944)	18,993,494
UDI	(19,903,106)	19,903,106	—	—	(19,344,143)
					Amounts in U.S. dollars

As shown in the table above, DFIs mitigate 100% of the exchange rate risk derived from debt.

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2013, 2012 and 2011, in which it assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2013, 2012 and 2011, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps. 55,137,410, Ps. 59,026,725 and Ps. 50,298,520 lower, respectively, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, net income for the period would have increased by Ps. 55,137,410, Ps. 59,026,725 and Ps. 50,298,520, respectively, as a result of the decrease in exchange rate losses.

Quantification of risks related to third-party shares

Equity DFIs do not generate additional risk exposure to that arising from the shares. These shares are exposed to price risk and euro/U.S. dollar exchange rate risk. The quantification of these risks was carried out using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year, of Repsol’s share price in euros converted to U.S. dollars. In addition, the mark-to-market sensitivity to an increase of 1% in the euro/U.S. dollar exchange rate is provided for informational purposes. These metrics are not considered for portfolio management purposes because the investment in shares of Repsol has a strategic, non-financial purpose.

EQUITY DFIs
	Equity Risk			FX Risk
Currency	Shares	Shares Value	VaR EQ	1%
Euro	67,969,767	1,711,286,786	(41,745,882)	17,087,994
				Amounts in U.S. dollars

Hydrocarbon price risk quantification

Pemex-Gas and Basic Petrochemicals occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2013, Pemex-Gas and Basic Petrochemicals natural gas DFI portfolio had no market risk exposure.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Market risk exposure is measured using the 20-day Delta-Gamma VaR methodology, with a confidence level of 95%, based on 500 daily observations; VaR and Capital at Risk (CaR) are monitored and mitigated by pre-established limits.

It should be noted that sensitivity analyses were not carried out for other financial instruments, such as accounts receivable and payable (as defined in the financial reporting standards). Such accounts are cleared in the short term, and therefore market risk is considered to be nonexistent. Most of these accounts are related to hydrocarbon prices.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk-mitigation mechanisms as necessary.

PMI Trading’s global VaR associated with commodities market risk was Ps. 248.7 as of December 31, 2013. This VaR was calculated using the historical method with a 99% confidence level, two-year history and a one-day horizon. Similarly, PMI NASA is exposed to market risk associated with inventories of feedstocks and refined products, as well as with the purchase of crude oil for processing at the Deer Park refinery in a proportion equal to its shares in the refinery. This VaR was Ps. 154.2 as of December 31, 2013. These values were calculated with a 99% confidence level and a one-day horizon.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, PEMEX faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and calculates the credit risk exposure for its DFIs. In addition, PEMEX enters into DFIs mostly with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX maintains a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in seven cross-currency swaps during 2012 and four cross-currency swaps during 2013. These swaps were used to hedge the exchange rate exposure to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, the fair value or mark-to-market value of a DFI must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment (CVA) method to calculate the fair value of its DFIs.

In addition, in order to estimate the credit exposure to each financial counterparty, the potential future exposure was calculated by projecting the risk factors used in the valuation of each DFI in order to calculate the mark-to-market for different periods, taking into account any credit risk mitigation provisions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The current and potential exposures, aggregated by credit rating, are as follows:

Maximum Credit Exposure by term in Petróleos Mexicanos
Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A+	42	79	120	153	161	108	0
A	115	356	327	86	42	42	0
A-	168	427	608	72	73	71	64
BBB+	96	198	313	301	359	0	0
BBB	74	321	201	256	145	77	25
BBB-	39	366	728	1,043	1,154	307	385
In millions of U.S. dollars

Moreover, PEMEX faces credit risk derived from its investments. As of December 31, 2013, the notional amounts of investments in domestic currency according to issuance credit ratings are as follows:

Credit Rating of Issuances*	Notional Amount (In millions of pesos)
mxAAA	600
mxA	150
mxA-1+	142
mxA-2	450
Total	1,342
*Minimum S&P, Moody’s and Fitch credit rating.
Short and long-term National Credit Rating Scale.
Does not include investments in Mexican Government bonds.

The table above does not include domestic currency Mexican Government bonds because these issuances are considered not to carry default risk in this currency.

As of December 31, 2013, PEMEX held an investment in a note linked to Mexico’s credit risk that was issued by a U.S. financial institution with a BBB credit rating. This note matures in June 2016 and has a face value of U.S. $108,000. PEMEX periodically monitors the issuer’s credit rating, as well as the credit rating of the underlying assets, in order to quantify its exposure to the note’s embedded credit risk.

Furthermore, by means of its credit guidelines for DFI operations, Pemex-Gas and Basic Petrochemicals has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals’ customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement. Since October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, rights to collateral are exercised and, if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made. As of December 31, 2013, Pemex-Gas and Basic Petrochemicals had a number of outstanding DFIs contracted before October 2, 2009 in which customers are not required to post collateral, the last of which matures in March 2014. The Board of Directors of Pemex-Gas and Basic Petrochemicals approves the credit requirements related to entering into DFIs with Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

As of December 31, 2013, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of Pemex-Gas and Basic Petrochemicals.

As of December 31, 2013, Pemex-Gas and Basic Petrochemicals had open DFIs with 33 customers, of which 26 are industrial customers (79%), 6 are distributors (18%) and one customer is both an industrial customer and a distributor (3%). Of the total volume (in millions of British thermal units or MMBtu) of DFIs traded in 2013, industrial customers represented 50.4%, while distributors represented 46.4%. The customer belonging to both categories represented 3.2%.

As of December 31, 2013 and 2012, Pemex-Gas and Basic Petrochemicals, through its subsidiary MGI Supply, Ltd., had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices maintained levels below the strike price, which has kept the credit limits within the set limits; and (ii) when certain DFIs matured, Pemex-Gas and Basic Petrochemicals used domestic customers’ payments to meet its international obligations.

The potential future exposure of MGI Supply, Ltd.’s DFI portfolio was calculated in a manner analogous to the analysis of Petróleos Mexicanos’ DFI positions. The current and potential exposure, aggregated by credit rating, is as follows:

Maximum Credit Exposure by term in Pemex-Gas and Basic Petrochemicals
Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A	1.6	1.3	0.2	0.0	0.0	0.0	0.0
A-	0.4	0.5	0.5	0.0	0.0	0.0	0.0
BBB+	0.0	0.1	0.0	0.0	0.0	0.0	0.0
In millions of U.S. dollars

PMI Trading’s credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-Clearport.

PMI HBV’s credit risk associated with DFI transactions is related to the financing that it obtains from the same DFI counterparties. PMI HBV’s debt balance with such counterparties is greater than the DFIs’ mark-to-market value.

Liquidity Risk

Through its debt planning and U.S. dollar selling operations, PEMEX currently preserves a cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations.

In addition, PEMEX has acquired three committed revolving credit lines in order to mitigate liquidity risk, one of which provides access to Ps. 10,000,000 with an expiration date of December 2015, and two others that each provides access to U.S. $1,250,000 with expiration dates in December 2016 and October 2017, respectively.

Finally, the investment strategies of PEMEX’s portfolios are structured by selecting horizons that consider each currency’s cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or “in-house bank,” which provides access to a syndicated credit

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

line for up to U.S. $700,000, as well as to the additional cash in custody. In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions for up to U.S. $250,000.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company’s Board of Directors.

The following tables show the cash flow maturities as well as the fair value of PEMEX’s debt and DFI portfolios as of December 31, 2013 and 2012. It should be noted that:

•	For debt obligations, these tables present principal cash flows and related weighted average interest rates for fixed rate debt.

•	For interest rate and currency swaps, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.

•	Weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date.

•	For natural gas DFIs, volumes are presented in MMBtu, and fixed average and strike prices are presented in U.S. dollars per MMBtu.

•	A DFI’s fair value includes CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform.

•	For PMI Trading, prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others.

•	Fair value is calculated internally, by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency.

•	For all instruments, the tables are based on the contract terms in order to determine future cash flows categorized by expected maturity dates.

•	This information is presented in thousands of pesos (except as noted).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flows’ Maturities as of December 31, 2013(1)(2)

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2014	2015	2016	2017	2018	2019 Thereafter
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	18,827,853	30,599,245	8,012,990	7,282,939	54,091,020	304,856,256	423,670,303	447,282,809
Average Interest Rate (%)	—	—	—	—	—	—	5.4470%
Fixed rate (Japanese yen)	1,128,140	1,128,140	726,869	363,422	—	3,735,000	7,081,571	7,714,998
Average Interest Rate (%)	—	—	—	—	—	—	2.9070%
Fixed rate (Pounds)	—	—	—	—	—	7,528,128	7,528,128	10,022,857
Average Interest Rate (%)	—	—	—	—	—	—	8.2500%
Fixed rate (pesos)	—	9,500,000	7,498,990	—	—	51,230,219	68,229,209	72,738,704
Average Interest Rate (%)	—	—	—	—	—	—	8.1873%
Fixed rate (UDIs)	—	—	—	—	—	26,746,411	26,746,411	25,295,383
Average Interest Rate (%)	—	—	—	—	—	—	3.6143%
Fixed rate (euros)	500	46	15,316,513	21,511,809	—	41,245,103	78,073,971	88,219,672
Average Interest Rate (%)	—	—	—	—	—	—	4.9780%
Fixed rate (Swiss Francs)	7,352,900	—	—	—	—	4,403,283	11,756,183	12,200,636
Average Interest Rate (%)	—	—	—	—	—	—	3.1255%
Fixed rate (Australian dollars)	—	—	—	1,747,544	—	—	1,747,544	1,917,297
Average Interest Rate (%)	—	—	—	—	—	—	6.1250%

Total fixed rate debt	27,309,393	41,227,431	31,555,362	30,905,714	54,091,020	439,744,400	624,833,320	665,392,357

Variable rate (U.S. dollars)	25,497,804	14,778,763	38,952,740	12,424,670	13,994,202	15,177,965	120,826,144	123,407,193
Variable rate (Japanese yen)	2,608,275	—	—	—	—	7,968,000	10,576,275	10,995,410
Variable rate (euros)	4,779,803	—	—	—	—	—	4,779,803	5,041,659
Variable rate (pesos)	20,666,667	9,118,368	11,094,119	23,442,426	—	6,088,290	70,409,870	71,159,977

Total variable rate debt	53,552,549	23,897,131	50,046,859	35,867,096	13,994,202	29,234,255	206,592,092	210,604,238

Total Debt	80,861,942	65,124,562	81,602,221	66,772,810	68,085,222	468,978,655	831,425,412	875,996,595

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2013 of: Ps. 13.0765 = U.S. $1.00; Ps. 0.1245 = 1.00 Japanese yen; Ps. 21.6560 = 1.00 Pound sterling; Ps. 5.058731 = 1.00 UDI; Ps. 18.0194 = 1.00 euro; Ps. 14.7058 = 1.00 Swiss Franc and Ps. 11.6982 = 1.00 Australian dollar.
(2)	Figures in this table do not include accrued interest.

Source: PEMEX

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flows’ Maturities from Derivative Financial Instruments

Held or Issued for Purposes Other than Trading as of December 31, 2013(1)(2)

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(3)
	2014	2015	2016	2017	2018	Thereafter
Hedging Instruments(2)(4)
Interest Rate DFIs
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	903,252	1,155,684	1,163,103	1,171,060	1,179,378	5,907,161	11,479,638	36,019
Average pay rate	4.31%	3.80%	3.88%	3.96%	4.04%	3.51%	n.a.	n.a.
Average receive rate	1.66%	1.46%	2.64%	4.17%	5.36%	6.03%	n.a.	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	—	—	—	—	—	—	—	—
Average pay rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Average receive rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Currency DFIs
Cross Currency Swaps
Receive euros/Pay U.S. dollars	—	—	13,449,180	22,464,185	—	41,205,171	77,118,535	1,153,442
Receive Japanese yen/Pay U.S. dollars	3,691,887	1,076,589	674,237	337,110	—	14,355,308	20,135,132	(3,016,981)
Receive Pounds sterling/Pay U.S. dollars	—	—	—	—	—	8,322,630	8,322,630	90,303
Receive UDI/ Pay pesos	—	—	—	—	—	26,174,756	26,174,756	434,082
Receive Swiss francs/Pay U.S. dollars	6,257,431	—	—	—	—	4,296,391	10,553,822	1,132,123
Receive Australian dollars/Pay U.S. dollars	—	—	—	2,032,873	—	—	2,032,873	(178,770)
Exchange Rate Forward
Receive euros/Pay U.S. dollars	4,800,666	—	—	—	—	—	4,800,666	158,144
			(in thousands of shares)				(nominal pesos)
Equity DFIs
Equity Options on Repsol shares	19,068	—	—	—	—	—	19,068	101,458
Non-Hedging Instruments
Equity DFIs
Equity Swaps on Repsol shares	67,970	—	—	—	—	—	67,970	545,379

Notes:	Numbers may not total due to rounding.
n.a. = not applicable.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2013 of: Ps. 13.0765 = U.S. $1.00 and Ps. 18.0194 = 1.00 euro.
(2)	PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to PEMEX. These values include CVA.
(4)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.

Source: PEMEX

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flows’ Maturities as of December 31, 2012(1)

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2013	2014	2015	2016	2017	Thereafter
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	18,065,918	10,739,796	29,100,931	6,657,348	5,916,768	289,010,070	359,490,832	409,508,428
Average Interest Rate (%)	—	—	—	—	—	—	5.5065%	—
Fixed rate (Japanese yen)	1,365,548	1,365,548	1,365,548	879,832	439,902	4,521,000	9,937,376	10,025,412
Average Interest Rate (%)	—	—	—	—	—	—	2.8298%	—
Fixed rate (Pounds sterling)	8,456,040	—	—	—	—	7,341,929	15,797,969	18,975,682
Average Interest Rate (%)	—	—	—	—	—	—	7.8500%	—
Fixed rate (pesos)	2,600,000	—	9,500,000	7,498,540	—	32,825,083	52,423,623	53,759,282
Average Interest Rate (%)	—	—	—	—	—	—	8.1325%	—
Fixed rate (UDIs)	—	—	—	—	—	25,769,564	25,769,564	21,955,725
Average Interest Rate (%)	—	—	—	—	—	—	6.8183%	—
Fixed rate (euros)	8,599,310	477	44	14,617,302	20,498,240	17,196,800	60,912,174	70,308,401
Average Interest Rate (%)	—	—	—	—	—	—	5.8315%	—
Fixed rate (Swiss francs)	—	7,122,574	—	—	—	4,264,960	11,387,534	11,792,235
Average Interest Rate (%)	—	—	—	—	—	—	3.1255%	—
Fixed rate (Australian dollars)	—	—	—	—	2,015,893	—	2,015,893	2,195,044
Average Interest Rate (%)	—	—	—	—	—	—	6.1250%	—

Total fixed rate debt	39,086,816	19,228,395	39,966,523	29,653,022	28,870,803	380,929,406	537,734,965	598,520,209

Variable rate (U.S. dollars)	47,754,190	18,915,934	12,810,116	37,632,511	11,376,909	16,463,678	144,953,337	142,226,642
Variable rate (Japanese yen)	—	3,157,165	—	—	—	9,644,800	12,801,965	11,718,065
Variable rate (euros)	4,581,525	4,581,525	—	—	—	—	9,163,050	9,852,056
Variable rate (pesos)	13,820,733	20,658,367	9,115,190	11,142,846	18,470,405	—	73,207,542	71,861,151

Total variable rate debt	66,156,448	47,312,992	21,925,306	48,775,357	29,847,314	26,108,478	240,125,894	235,657,914

Total debt	105,243,264	66,541,386	61,891,829	78,428,379	58,718,117	407,037,884	777,860,859	834,178,124

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2012 of: Ps. 13.0101 = U.S. $1.00; Ps. 0.1507 = 1.00 Japanese yen; Ps. 21.1404 = 1.00 Pound sterling; Ps. 4.874624 = 1.00 UDI; Ps. 17.1968 = 1.00 euro; Ps. 14.2451 = 1.00 Swiss franc and Ps. 13.5045 = 1.00 Australian dollar.
Source:	PEMEX

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flows’ Maturities from Derivative Financial Instruments

Held or Issued for Purposes Other than Trading as of December 31, 2012(1)(2)

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(4)
	2013	2014	2015	2016	2017	Thereafter
Hedging Instruments(2)(3)
Interest Rate DFIs
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	86,064	90,117	94,348	98,557	103,310	430,350	902,745	(81,142)
Average pay rate	4.53%	4.53%	4.52%	4.52%	4.51%	4.44%	n.a.	n.a.
Average receive rate	1.76%	1.86%	2.10%	2.56%	3.07%	3.95%	n.a.	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	7,500,000	—	—	—	—	—	7,500,000	(252,778)
Average pay rate	11.485%	—	—	—	—	—	n.a.	n.a.
Average receive rate	4.787%	—	—	—	—	—	n.a.	n.a.
Currency DFIs
Cross Currency Swaps
Receive euros/Pay U.S. dollars	8,443,555	—	—	13,380,888	22,350,116	16,226,808	60,401,367	52,516
Receive Japanese yen/Pay U.S. dollars	1,071,123	3,673,141	1,071,123	670,813	335,398	14,282,414	21,104,012	662,872
Receive Pounds sterling/Pay U.S. dollars	8,880,564	—	—	—	—	8,460,559	17,341,123	98,085
Receive UDI/Pay pesos	—	—	—	—	—	21,935,663	21,935,663	1,367,252
Receive Swiss francs/Pay U.S. dollars	—	6,225,657	—	—	—	4,274,575	10,500,232	803,148
Receive Australian dollars/Pay U.S. dollars	—	—	—	—	2,022,550	—	2,022,550	132,749
Exchange Rate Forward
Receive euros/Pay U.S. dollars	7,181,512	4,581,512	—	—	—	—	11,763,024	(41,795)
			(in thousands of shares)				(nominal pesos)
Equity DFIs
Equity Options on Repsol shares	19,070	19,070	—	—	—	—	38,140	1,433,769
Non-Hedging Instruments
Equity DFIs
Equity Swaps on Repsol shares	58,680	—	—	—	—	—	58,680	(2,030,668)

Notes:	Numbers may not total due to rounding.
n.a.	= not applicable.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2012 of: Ps. 13.0101 = U.S. $1.00 and Ps. 17.1968 = 1.00 euro.
(2)	PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.
(4)	Positive numbers represent a favorable fair value to PEMEX. These values include CVA.

Source: PEMEX

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

(b)	Fair Value of Derivative Financial Instruments

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PMI HBV’s DFI portfolio are European-style, consisting of plain vanilla calls or puts, and/or are valued internally based on the traditional Black-Scholes model or certain variations thereof.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2013, 2012 and 2011, PEMEX did not recognize any foreign currency embedded derivatives.

Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39, “Financial Instruments Recognition and Measurement” (“IAS 39”) for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the financing cost.

As of December 31, 2013 and 2012, the net fair value of PEMEX’s DFIs was Ps. 457,158 and Ps. 2,173,692, respectively. As of December 31, 2013, and 2012, PEMEX did not have any DFIs designated as hedges.

The following table shows the fair values and notional amounts of PEMEX’s over-the-counter (“OTC”) DFIs that were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2013 and 2012. It should be noted that:

•	A DFI’s fair value includes the CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform.

•	Fair value is calculated internally, by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency.

•	The information is presented in thousands of pesos (except as noted).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

		December 31, 2013		December 31, 2012
DFI	Position	Notional Amount	Fair Value	Notional Amount	Fair Value
Equity Swaps	PEMEX pays floating in U.S. dollar and receives total return on Repsol shares.	21,751,402	545,379	17,414,977	(2,030,668)
Interest Rate Swaps	PEMEX pays fixed in peso and receives the PIP 182 day rate.	—	—	7,500,000	(252,778)
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar LIBOR + spread.	9,807,375	100,454	—	—
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI.	16,105,371	(195,500)	15,395,443	29,415
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	10,069,385	629,582	6,540,220	1,337,837
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Japanese yen.	6,320,558	3,519	7,359,585	1,355,238
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. dollar LIBOR + spread and receives floating in 3-month yen LIBOR + spread.	2,615,300	(14,337)	2,602,020	559,122
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	11,199,274	(3,006,164)	11,142,406	(1,251,488)
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	77,118,535	1,153,442	60,401,367	52,516
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Pound sterling.	—	—	8,880,564	(403,796)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in Pound sterling.	8,322,630	90,303	8,460,559	501,881
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	10,553,822	1,132,123	10,500,232	803,148
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in AUD.	2,032,873	(178,770)	2,022,550	132,749
Natural Gas Swaps	PEMEX Receives fixed	(97,301)	5,731	(505,595)	159,110
Natural Gas Swaps	PEMEX Receives floating	95,493	(3,965)	498,239	(153,745)
Natural Gas Options	PEMEX Long Call	415,243	23,928	374,048	13,979
Natural Gas Options	PEMEX Short Call	(415,380)	(23,755)	(374,461)	(13,733)
Interest Rate Swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	1,672,263	(64,435)	902,745	(81,142)
Exchange Rate Forward	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	4,800,666	158,144	11,765,925	(41,795)
Stock Options	PEMEX Long Put, Short Call and Long Call.	19,068,080 shares	101,458	38,140,000 shares	1,433,769

Subtotal		—	457,138	—	2,149,619

Note: Numbers may not total due to rounding.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

		December 31, 2013			December 31, 2012
DFI	Market	Volume (MMb)	Fair Value		Volume (MMb)	Fair Value
Petroleum Products Swaps	Exchange Traded	(3.95)	(58,229	)(1)	(1.8)	24,073

Subtotal			(58,229)			24,073

Total			398,910			2,173,692

Note: Numbers may not total due to rounding.

(1)	The fair value of the Petroleum Products Swaps as of December 31, 2013, was recognized in the “Cash and cash equivalents” line item in the statement of financial position because PEMEX considered these financial assets to be fully liquid.

The exchange rate for U.S. dollars as of December 31, 2013 and 2012 was Ps. 13.0765 and Ps. 13.0101 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2013 and 2012 was Ps. 18.0194 and Ps. 17.1968 per euro, respectively.

For the years ended December 31, 2013, 2012 and 2011, PEMEX recognized a net gain (loss) of Ps. 1,310,973, (Ps. 6,257,648) and (Ps. 1,419,183), respectively, in financing cost with respect to DFIs treated as instruments entered into for trading purposes.

In addition, for the year ended December 31, 2011, PEMEX recognized a loss of Ps. 277,042, recorded in financing cost, corresponding to its embedded derivatives related to the Repsol shares it purchased in 2011.

The following table presents the location on the statement of financial position and the fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2013 and 2012:

	Derivatives Assets
	Location in Statement of Financial Position	Fair Value
Derivatives not designated as hedging instruments		December 31, 2013		December 31, 2012
Embedded Derivatives	Derivative financial instruments	Ps.	—	Ps.	—
Forwards	Derivative financial instruments		158,156		—
Futures	Derivative financial instruments		—		—
Stock Options	Derivative financial instruments		119,367		1,433,769
Natural Gas Options	Derivative financial instruments		23,930		13,979
Equity Swaps	Derivative financial instruments		991,346		31,762
Cross-currency Swaps	Derivative financial instruments		5,342,656		7,211,988
Natural Gas Swaps	Derivative financial instruments		5,731		159,110
Petroleum Product Swaps	Derivative financial instruments		—		80,908
Propane Swaps	Derivative financial instruments		—		—
Interest Rate Swaps	Derivative financial instruments		100,454		—
Others	Derivative financial instruments		—		118,637

Total Derivatives not designated as hedging instruments			6,741,640		9,050,153

Total Assets		Ps.	6,741,640	Ps.	9,050,153

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

	Derivatives Liabilities
		Fair Value
Derivatives not designated as hedging instruments	Location in Statement of Financial Position	December 31, 2013		December 31, 2012
Embedded Derivatives	Derivative financial instruments	Ps.	—	Ps.	—
Forwards	Derivative financial instruments		—		(41,795)
Futures	Derivative financial instruments		—		—
Stock Options	Derivative financial instruments		(17,901)		—
Natural Gas Options	Derivative financial instruments		(23,757)		(13,733)
Equity Swaps	Derivative financial instruments		(445,966)		(2,062,429)
Cross-currency Swaps	Derivative financial instruments		(5,728,458)		(4,095,366)
Natural Gas Swaps	Derivative financial instruments		(3,965)		(153,746)
Petroleum Product Swaps	Derivative financial instruments		—		(9,490)
Propane Swaps	Derivative financial instruments		—		—
Interest Rate Swaps	Derivative financial instruments		(64,435)		(333,919)
Others	Derivative financial instruments		—		(42,333)

Total Derivatives not designated as hedging instruments			(6,284,482)		(6,752,811)

Total Liabilities		Ps.	(6,284,482)	Ps.	(6,752,811)

Net Total		Ps.	457,158	Ps.	2,297,342

The following table presents the gain (loss) recognized in income on PEMEX’s DFIs for the years ended December 31, 2013, 2012 and 2011, and the line location in the financial statements of such gains and losses.

Derivatives not designated as hedging instruments	Location of Gain (Loss) Recognized in Statement of Operations on Derivatives	Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives
		2013		2012		2011
Embedded Derivatives	Financing cost	Ps.	—	Ps.	—	Ps.	(277,042)
Forwards	Financing cost		186,857		(120,753)		(280,248)
Futures	Financing cost		(129,329)		(1,098,645)		(1,880,401)
Stock Options	Financing cost		(1,241,765)		1,418,503		(1,275,188)
Natural Gas Options	Financing cost		3,587		6,402		31,451
Equity Swaps	Financing cost		4,726,258		(7,211,961)		2,129,389
Cross-currency Swaps	Financing cost		(2,166,762)		664,773		571,822
Natural Gas Swaps	Financing cost		8,931		1,472		71,071
Petroleum Product Swaps	Financing cost		(89,020)		(130,662)		(594,694)
Propane Swaps	Financing cost		20		205,366		—
Interest Rate Swaps	Financing cost		58,744		(103,123)		(192,618)
Others	Financing cost		(46,548)		110,980		233

Total		Ps.	1,310,973	Ps.	(6,257,648)	Ps.	(1,696,225)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

The following tables present information about PEMEX’s assets and liabilities measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2013 and 2012.

	Fair value hierarchy						Total as of December 31, 2013
	Level 1		Level 2		Level 3
Assets:
Derivative financial instruments	Ps.	—	Ps.	6,741,640	Ps.	—	Ps.	6,741,640
Investments in equity instruments		17,728,490		81		—		17,728,571
Permanent investments in associates		—		16,779,501		—		16,779,501

Liabilities:
Derivative financial instruments		—		(6,284,482)		—		(6,284,482)

	Fair value hierarchy						Total as of December 31, 2012
	Level 1		Level 2		Level 3
Assets:
Derivative financial instruments	Ps.	—	Ps.	9,050,153	Ps.	—	Ps.	9,050,153
Investments in equity instruments		15,771,202		57		—		15,771,259
Permanent investments in associates		—		14,646,263		—		14,646,263

Liabilities:
Derivative financial instruments		—		(6,752,811)		—		(6,752,811)

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The estimated fair value of the remaining financial assets and liabilities, as of December 31, 2013 and 2012 in nominal terms, was as follows:

	December 31, 2013				December 31, 2012
	Carrying value		Fair value		Carrying value		Fair value
Assets:
Cash and cash equivalents	Ps.	80,745,719	Ps.	80,745,719	Ps.	119,234,891	Ps.	119,234,891
Accounts, notes receivable and other		122,512,011		122,512,011		133,009,511		133,009,511

Liabilities:
Suppliers		106,745,193		106,745,193		61,513,451		61,513,451
Accounts and accumulated expenses payable		14,194,719		14,194,719		9,315,539		9,315,539
Current portion of long-term debt		90,676,943		90,676,943		114,241,005		114,241,005
Long-term debt		750,563,471		795,134,654		672,617,595		719,937,119

The fair values of the financial current assets and current liabilities presented in the table above appear for informational purposes.

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

The information related to “Cash and cash equivalents,” “Accounts, notes receivable and other,” “Investments in equity instruments,” “Permanent investments in associates” and “Debt” is described in the following notes, respectively:

•	Note 5, Cash, Cash Equivalents and Restricted Cash;

•	Note 6, Accounts, Notes Receivable and Other;

•	Note 8, Investments in Equity Instruments;

•	Note 9, Permanent Investments in Associates; and

•	Note 12, Debt.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

PEMEX funds its employees benefits through Mexican trusts, the resources of which come from the seniority premium item of PEMEX’s annual budget (programmable expense), or any other item that substitutes or relates to this item, or that is associated to the same item and the interests, dividends or capital gains obtained from the investments of the trusts.

During 2013 there were no changes to the benefits of the plans, nor was any reduction events and early extinguishment of employee benefit obligations.

The following table show the amounts associated with PEMEX’s labor obligations:

	December 31,
	2013		2012
Liability for defined benefits at retirement and post-employment at the end of the year	Ps.	1,106,039,249	Ps.	1,270,595,644
Liability for other long-term benefits		13,168,621		17,945,115

Total liability for defined benefits recognized in the statement of financial consolidated position at the end of the year	Ps.	1,119,207,870	Ps.	1,288,540,759

The following tables contain detailed information regarding PEMEX’s retirement and post-employment benefits:

Changes in the Liability for Defined Benefits

	2013		2012
Liability for defined benefits at the beginning of year	Ps.	1,270,595,644	Ps.	849,254,113
Charge to income for the year		120,154,689		91,481,743
Defined benefits paid by the fund		(3,965,258)		(4,490,055)
Contributions paid to the fund		(33,210,277)		(30,796,230)
Actuarial (gains) losses in other comprehensive result due to variances in assumptions		(247,535,549)		365,146,073

Defined benefit liabilities at end of year	Ps.	1,106,039,249	Ps.	1,270,595,644

In 2013 and 2012, the net actuarial gains of Ps. (247,535,549) and losses of Ps. 365,146,073, respectively, were primarily due to the following modifications to the actuarial assumptions:

(i)	increases in the discount and expected return on plan assets rates, from 6.90% in 2012 to 8.45% in 2013; and

(ii)	increases in the rate of increase in the cost of medical services from 6.79% in 2012 to 7.65% in 2013.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Changes in Plan Assets

	2013		2012
Plan assets at the beginning of year	Ps.	5,049,225	Ps.	4,977,231
Expected return on plan assets		975,488		1,187,856
Payments by the fund		(34,819,235)		(31,490,428)
Company contributions to the fund		33,210,277		30,796,230
Actuarial (gains) losses in plan assets		(97,326)		(421,664)

Plan assets at the end of the year	Ps.	4,318,429	Ps.	5,049,225

Changes in Defined Benefit Obligations

	2013		2012
Defined benefit obligations at the beginning of year	Ps.	1,275,644,867	Ps.	854,161,562
Service costs		34,677,009		20,518,547
Financing costs		86,393,563		71,820,624
Past service costs		(66,637)		7,745
Payments by the fund		(38,723,945)		(35,915,595)
Actuarial (gains) losses (remeasurements) in accumulated defined benefit obligations (“OBD”) derived from changes in actuarial assumptions		(247,567,178)		365,051,984

Defined benefit obligations at the end of year	Ps.	1,110,357,679	Ps.	1,275,644,867

The asset ceiling test was not applied because there was a deficit of labor liabilities at the beginning and end of the year.

The effect of an increase or decrease of one percentage point in the assumed variation rate is a 13.17% decrease or a 16.73% increase in defined benefit obligations, respectively.

The effect of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services point is a 23.29% increase or a 17.76% decrease in defined benefit obligations, respectively.

Assumptions regarding future mortality are based on EMSSA2009 to Circular S 22.2 of the Comisión Nacional de Seguros y Fianzas (National Commission of Insurance and Bonds). The SHCP also provides recommendations concerning actuarial valuations to entities of the Federal Public Administration.

The effects discussed above were determined using the projected unit credit method, which is the applied method in prior years.

The expected contribution to the fund for next year amounts to Ps. 38,029,665.

The average length of a defined benefit obligation is 18.4 years.

PEMEX’s plan assets are held in two trusts, the FOLAPE and the FICOLAVI, which are managed by BBVA Bancomer, S.A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

As of December 31, 2013 and 2012, the amounts and types of plan assets are as follows:

	As of December 31,
	2013	2012
Cash and cash equivalents	Ps. 1,622,166	Ps. 3,017,245
Equity instruments	541,262	410,357
Debt instruments	2,155,001	1,621,623

Total plan assets	Ps. 4,318,429	Ps. 5,049,225

The following tables present additional fair value disclosure about plan assets as of December 31, 2013 and 2012:

	Fair Value Measurements as of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:
Cash and cash equivalents	Ps. 1,622,166	Ps. —	Ps. —	Ps. 1,622,166
Equity instruments	541,262	—	—	541,262
Debt instruments	2,155,001	—	—	2,155,001

Total	Ps. 4,318,429	Ps. —	Ps. —	Ps. 4,318,429

	Fair Value Measurements as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:
Cash and cash equivalents	Ps. 3,017,245	Ps. —	Ps. —	Ps. 3,017,245
Equity instruments	410,357	—	—	410,357
Debt instruments	1,621,623	—	—	1,621,623

Total	Ps. 5,049,225	Ps. —	Ps. —	Ps. 5,049,225

As of December 31, 2013 and 2012, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	As of December 31,
	2013	2012
Rate of increase in salaries	5.10%	5.10%
Rate of increase in pensions	4.60%	4.60%
Rate of increase in medical services	7.65%	6.79%
Inflation assumption	4.00%	4.00%
Discount and expected return on plan assets rate	8.45%	6.90%

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The discount rate was determined based on the performance of government bonds at the reporting date and considering the average duration of the defined benefit obligation.

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

The amounts recognized for these obligations in the statements of comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

Changes in the Liability for Defined Benefits

	2013	2012
Liabilities Defined benefit at the beginning of year	Ps. 17,945,114	Ps. 12,824,520
Charge to income for the year	2,658,122	2,086,252
Actuarial (gains) losses recognized in income	(7,434,615)	3,034,342

Liabilities Defined benefit at the end of year	Ps. 13,168,621	Ps. 17,945,114

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2013	2012
Rate of increase in salaries	5.10%	5.10%
Inflation assumption	4.00%	4.00%
Discount and expected return on plan assets rate	8.45%	6.90%

The discount rate was determined based on the performance of government bonds at the reporting date and considering the average duration of the defined benefit obligation.

NOTE 15—PROVISIONS FOR SUNDRY CREDITORS:

At December 31, 2013 and 2012, the provisions for sundry creditors and others is as follows:

	December 31,
	2013	2012
Provision for plugging of wells (Note10(c))	Ps. 46,118,080	Ps. 48,153,060
Provision for trails in process (Note 23)	17,624,737	9,977,366
Provision for environmental costs (Note 23)	5,466,581	5,672,368

	Ps. 69,209,398	Ps. 63,802,794

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells
	December 31,
	2013		2012
Balance at the beginning of the period	Ps.	48,153,060	Ps.	42,507,002
Additions capitalized in fixed assets		3,518,799		2,547,962
Discount rate against income		(5,240,305)		3,552,924
Deductions		(313,474)		(454,828)

Balance at the end of the period	Ps.	46,118,080	Ps.	48,153,060

	Trials in progress
	December 31,
	2013		2012
Balance at the beginning of the period	Ps.	9,977,366	Ps.	8,421,697
Additions against income		8,722,029		2,452,104
Discount rate against income		(324,607)		(724,716)
Deductions		(750,051)		(171,719)

Balance at the end of the period	Ps.	17,624,737	Ps.	9,977,366

	Environmental costs
	December 31,
	2013		2012
Balance at the beginning of the period	Ps.	5,672,368	Ps.	5,527,919
Additions against income		534,574		1,489,955
Discount rate against income		(208,307)		(971,469)
Deductions		(532,054)		(374,037)

Balance at the end of the period	Ps.	5,466,581	Ps.	5,672,368

Provision for plugging of wells

PEMEX records a provision at present value for the future plugging cost of an oil production facility or pipeline at the time that it is built.

The plugging provision represents the present value of plugging costs related to oil and gas properties. These provisions have been created based on internal estimates of PEMEX. PEMEX has made certain assumptions based on the current economic environment that PEMEX believes provide a reasonable basis on which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes in the assumptions. However, actual plugging costs in the long run will depend on future market prices for the necessary plugging work, which reflect market conditions at the time the work is being performed.

Moreover, the time of plugging depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

NOTE 16—DISCLOSURES OF CASH FLOW:

The following items represent non-cash transactions and are presented for disclosure purposes:

	For the years ended December 31,
	2013		2012		2011
Investments in equity instruments	Ps.	4,453,495	Ps.	(10,125,874)	Ps.	13,872,160
Employee benefits equity effect		247,376,029		(364,878,859)		(14,890,060)
Net cost of the year for employee benefits		115,339,689		96,602,337		84,095,152
Financed Public Works Contracts		3,042,876		7,523,603		9,606,162
Cumulative currency translation effect		5,127,480		2,685,060		4,455,677
Accrued interest		817,261		389,773		1,218,222

NOTE 17—INCOME TAXES AND FEDERAL DUTIES:

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

This regime was modified in each of 2007, 2008, 2009, 2010, 2011 and 2012. In addition, new modifications entered into effect on January 1, 2013, including the following:

i.	The tax regime applicable to campos marginales (marginal fields) was modified.

iii.	The difference between the annual weighted average Mexican crude oil price and the budgeted crude oil price as provided by the Federal Revenue Law was U.S. $86.00 during 2013 and U.S. $85.00 during 2012.

The fiscal regime for PEMEX for 2013 contemplates the following duties:

(a)	DOSH

During both 2013 and 2012, the applicable rate of this duty was 71.5%. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

During 2013, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 231,601,625, Ps. 231,601,760 and Ps. 254,070,440, respectively, and a pending payment of Ps. 69,927, totaling Ps. 717,343,752, which was credited to the annual payment of the DOSH. During 2012, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 233,925,606, Ps. 233,925,517 and Ps. 278,417,852, respectively, totaling Ps. 747,623,002, which was credited towards the annual payment of the DOSH.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

period of ten years, the effect of which, if applied, can have a favorable effect in an amount up to approximately Ps. 302,763,680, depending on certain conditions established in the Federal Duties Law. To date, PEMEX has not recognized such effect from these deferred deductions because they are considered unlikely to materialize. These deductions will expire in 2017.

(b)	Hydrocarbons Duty for the Stabilization Fund

Pemex-Exploration and Production must pay this duty when, during the applicable year, the weighted average Mexican crude oil export price exceeds U.S. $22.00. The applicable rate varies between 1% and 10%, depending on the weighted average price of crude oil exports, with the maximum rate of 10% applying when the price exceeds U.S. $31.00 per barrel. Collections of this duty are deposited in the Fondo de Estabilización de Ingresos Petroleros (Oil Revenues Stabilization Fund).

(c)	Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)

This duty is calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Revenue Law (U.S. $86.00 during 2013 and U.S. $85.00 during 2012), by (ii) the annual export volume. The duty actually paid may be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty are directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(d)	Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)

During both 2013 and 2012, this duty was applied at a rate of 0.65% to the value of the extracted production of crude oil and natural gas for the year. The proceeds of this tax are allocated to the following funds:

•	Fondo Sectorial CONACYT (CONACYT Sector Fund) of the Consejo Nacional de Ciencia y Tecnología (National Council of Science and Technology, or “CONACYT”) of the Ministry of Energy;

•	Fondo CONACYT (CONACYT Fund) of the Ministry of Energy;

•	Fondo de Investigación Científica y Desarrollo Tecnológico del Instituto Mexicano del Petróleo (Scientific Research and Technological Development Fund of the Mexican Petroleum Institute); and

•	CONACYT Sector Fund of the Ministry of Energy.

(e)	Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)

This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are earmarked for the Auditoria Superior de la Federación (Supreme Federal Audit Office).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

(f)	Extraction of Hydrocarbons Duty

In 2013 this duty was applied at a 15% rate to the value of the crude oil and natural gas extracted from the following fields:

i.	Fields in the Paleocanal de Chicontepec as a whole.

ii.	Fields in the Paleocanal de Chicontepec that have been segregated under the Federal Duties Law.

•	Since October 2011, the NHC segregated 29 of the fields in Chicontepec, pursuant to the authorization of the SHCP.

•	Effective January 1, 2012, the Remolino field was classified as a marginal field, and is therefore no longer a segregated field in Chicontepec.

iii.	The deep waters in the Gulf of Mexico (during 2013, no crude oil or natural gas was produced from such fields).

iv.	Marginal fields, with respect to the value of the production above a certain annual base production threshold. The base production from these fields is subject to the general regime pursuant to Articles 254 to 257 of the Federal Duties Law. Beginning in January 2012, the SHCP authorized the inclusion of an additional 14 fields to the marginal fields inventory.

In each case, certain deductions are subtracted from the amount owed. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(g)	Special Hydrocarbons Duty

During 2013, this duty was applied at a rate of 30% to the difference between the annual value of the crude oil and natural gas extracted from the fields covered in Note 17(f) above, and certain permitted deductions (including specific investments, certain expenses and costs, among others).

Production above a threshold of 240 million barrels of crude oil equivalent is taxed at a rate of 36% of the value that exceeds this threshold.

The permitted deductions for certain costs, expenses and investments may not exceed 60% of the value of the crude oil and natural gas extracted annually from these fields or U.S. $32.50. This amount is updated annually using the U.S. producer price index. At December 31, 2013 and 2012 the updated amounts were U.S. $36.77 and U.S. $36.46, respectively.

Fields referred to this law are those set forth in Sections (i), (ii), (iii) and (iv) of subsection (f) of this Note.

(h)	Additional Duty on Hydrocarbons

This duty is applied when the accumulated annual average value of barrels of oil equivalent extracted is greater than U.S. $60.00. The accumulated annual average value of barrels of oil equivalent extracted in 2013 and 2012, respectively, were U.S. $67.88 and U.S. $67.31. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. producer price index.

This duty shall be calculated by applying a rate of 52% to the value resulting from multiplication of (i) the difference between the accumulated annual average value of barrels of oil equivalent extracted in the field in question and U.S. $60.00, by (ii) the volume of oil equivalent extracted in the field in question for the year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Fields referred to this law are those set forth in Sections (i), (ii), (iii) and (iv) of subsection (f) of this Note.

(i)	Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons)

This duty applies a fee of 0.03% on the annual value of crude oil and natural gas extracted during the year. The fee is assessed on an annual basis, but is to be paid in advance monthly installments within seven business days following the end of each month. Collections of this duty are directed to the budget of the NHC. The Hydrocarbons Exploration Tax for 2013 will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2014, and the monthly advance payments made during the fiscal year will be credited to that amount.

(j)	IEPS Tax

In accordance with current regulations, PEMEX is subject to the IEPS Tax, which applies to the domestic sales of gasoline and diesel. The IEPS Tax is paid to the SHCP monthly, after deducting daily advance payments made in accordance with applicable rules. The effective rate of this tax depends on factors such as the type of product, reference price, the region where the product is sold, additional freight costs and applicable commissions.

Effective January 1, 2006, the Federal Revenues Law was amended, allowing PEMEX to credit the negative IEPS Tax, which is generated when the prices at which PEMEX is required to sell gasoline and diesel in the domestic market are lower than international market prices, against other taxes and payments to which PEMEX is also subject. In 2013 and 2012, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS Tax to be negative. As a result of this credit, in 2013, 2012 and 2011 PEMEX recognized revenues of approximately Ps. 94,466,039, Ps. 214,102,498 and Ps. 178,869,172, respectively.

(k)	IRP

This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate to the excess of total revenues minus authorized deductions, pursuant to the specific rules provided by the SHCP in accordance with the Federal Income Law.

For the years ended December 31, 2013, 2012 and 2011, PEMEX generated an IRP as follows:

	For the years ended December 31,
	2013		2012		2011
Current IRP	Ps.	4,705,201	Ps.	3,176,510	Ps.	555,335
Deferred IRP		(917,658)		(783,591)		(1,232,725)

Total IRP	Ps.	3,787,543	Ps.	2,392,919	Ps.	(677,390)

During 2013 Petróleos Mexicanos and the Subsidiary Entities, other than Pemex-Exploration and Production, made aggregate daily and weekly payments of Ps. 750,440 and Ps. 750,464, respectively, as determined by the SHCP, for an overall total of Ps. 1,500,904 credited to the annual payment of the IRP. During 2012, the aggregate daily and weekly payments determined by the SHCP were Ps. 758,718 and Ps. 758,854, respectively, for an overall total of Ps. 1,517,572 credited to the annual payment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The 2013 IRP will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2014, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

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

The principal factors generating the deferred IRP are the following:

	As of December 31,
	2013		2012
Deferred IRP asset:
Advances from customers	Ps.	50,895	Ps. 49,907
Provision for contingencies and others(1)		103,282	348,481
Environmental reserve		178,830	223,204
Valuation of accounts receivable		67,317	—
Valuation of inventories		96,852	—

Total deferred IRP assets		497,176	621,592
Valuation allowance		(263,304)	—

Total deferred IRP asset, net		233,872	621,592

Deferred IRP liability:
Properties, plant and equipment		(23,903,298)	(25,196,617)

Total deferred IRP liability, net		(23,903,298)	(25,196,617)

Net long-term deferred IRP liability	Ps.	(23,669,426)	Ps. (24,575,025)

(1)	Includes deferred IRP from Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals.

The expense (benefit) attributable to the profit (loss) from continuing operations before IRP was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	For the years ended December 31,
	2013		2012		2011
Expected IRP expense (benefit)	Ps.	54,674,666	Ps.	5,945,580	Ps.	2,126,212
Increase (decrease) resulting from:
Tax effect of inflation, net		2,736,501		(835,493)		(1,416,820)
Difference between accounting and tax depreciation		(1,360,929)		(813,093)		(1,214,613)
Non-taxable loss sharing in subsidiaries, associates and others		(52,276,542)		(3,070,490)		(779,667)
Non-deductible expenses		130,377		809,303		681,254
Other, net		(116,530)		357,112		(73,756)

IRP expense	Ps.	3,787,543	Ps.	2,392,919	Ps.	(677,390)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

(l)	Value Added Tax (“VAT”)

For VAT purposes, final monthly payments are determined based on PEMEX’s cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

(m)	Income Tax

Certain of the Subsidiary Companies are subject to the Income Tax Law and to the IETU, and are therefore required to pay the greater of their IETU or income tax liability.

Accounting income differs from taxable income primarily due to the effects of inflation and differences between depreciation and other non-deductible expenses.

For the years ended December 31, 2013, 2012 and 2011, the Subsidiary Companies incurred the following income tax expense (benefit):

	For the years ended December 31,
	2013		2012		2011
Current income tax	Ps.	4,641,531	Ps.	1,664,257	Ps.	3,281,445
Deferred income tax		(889,301)		190,852		356,589

	Ps.	3,752,230	Ps.	1,855,109	Ps.	3,638,034

The principal factors generating the deferred income tax are the following:

	As of December 31,
	2013		2012
Deferred income tax asset:
Provisions	Ps.	732,499	Ps.	47,081
Employee benefits		183,009		295,449
Advance payments from clients		127,245		99,639
Losses from prior years		20,524		822,924
Non-recoverable accounts		24,666		24,541
Derivative financial instruments		102,131		24,771
Tax loss carryforwards(1)		1,069,216		—

Total deferred income tax asset		2,259,290		1,314,405

Deferred income tax liability:
Wells, pipelines, properties, plant and equipment		(2,077,648)		(2,167,435)
Other		(1,078,752)		(773,863)

Total deferred income tax liability		(3,156,400)		(2,941,298)

Net long-term deferred income tax liability	Ps.	(897,110)	Ps.	(1,626,893)

(1)	Matures in 2023.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	For the years ended December 31,
	2013		2012		2011
Expected income tax expense	Ps.	4,445,349	Ps.	1,422,051	Ps.	3,319,998
Increase (decrease) resulting from:
Tax effect of inflation, net		(106,974)		(30,714)		24,352
Difference between accounting and tax depreciation		(34,860)		278,347		(4,569)
Non-deductible expenses		72,841		2,107		153,856
Others, net(1)		(624,126)		183,318		144,397

Income tax expense	Ps.	3,752,230	Ps.	1,855,109	Ps.	3,638,034

(1)	The deferred tax effect of gains and losses from PMI CIM’s performance is presented in profit (loss) comprehensive income in the amount of Ps. 159,518, Ps. 267,215 and Ps. 29,746 in 2013, 2012 and 2011, respectively.

NOTE 18—EQUITY (DEFICIT):

(a)	Permanent equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board. In December 1997, the Board and the Mexican Government agreed to a reduction in equity in respect of the Certificates of Contribution “A” in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2012, the value of the Certificates of Contribution “A” was Ps. 49,604,835 (historical value of Ps. 10,216,145 plus (a) an adjustment of Ps. 6,318 and (b) an inflation restatement increase of Ps. 39,382,372). On December 24, 2013, the Mexican Government made an equity contribution of Ps. 65,000,000 to Petróleos Mexicanos in the form of Certificates of Contribution “A.”

The capitalization agreement between PEMEX and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

Permanent equity is as follows:

	Amount
Certificates of Contribution “A”	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		39,382,372

Certificates of Contribution “A” as of December 31, 2012		49,604,835
Increase in Certificates of Contribution “A”		65,000,000

Certificates of Contribution “A” as of December 31, 2013	Ps.	114,604,835

(b)	Mexican Government contributions

On December 16, 2013, the Mexican Government withdrew Ps. 65,000,000 from PEMEX’s equity. On December 19, 2013, the Board acknowledged the equity withdrawal made by the Mexican Government. This equity withdrawal was recognized as a decrease in the Mexican Government contributions to Petróleos Mexicanos line item in PEMEX’s consolidated statements of changes in equity (deficit).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

In December 2013, the Mexican Government contributed Ps. 1,583,100 to the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund, or “FEIIP”). This contribution was recorded in the Mexican Government contributions to Petróleos Mexicanos line item in PEMEX’s consolidated statements of changes in equity (deficit) for the year ended December 31, 2013.

In 2013, the Mexican Government authorized a contribution of Ps. 2,000,000 to the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund, or “FEIPEMEX”). This amount was not paid to FEIPEMEX until January 27, 2014, and was therefore recognized as uncalled capital in PEMEX’s consolidated statements of changes in equity (deficit) for the year ended December 31, 2013.

(c)	Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock. In 2013, the legal reserve fund increased by Ps. 24,370 due to the consolidation of new companies.

(d)	Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico) decentralized public entities such as Petróleos Mexicanos and the Subsidiary Entities cannot be subject to a bankruptcy proceeding. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX’s institutional strategy, including the approval of amendments to the Mexican Constitution published as the Energy Reform Decree on December 20, 2013, which permit it greater autonomy in decision making and enhanced operational viability (see Note 1).

(e)	Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd. are included in these consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. are presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest”, and as net income and comprehensive income for the period, attributable to non-controlling interest, in the consolidated statements of comprehensive income, due to the fact that PEMEX does not currently own any of the shares of Pemex Finance, Ltd.

As of December 31, 2013 and 2012, non-controlling interest represented Ps. 503,882 and Ps. 698,453, respectively, of PEMEX’s equity (deficit).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

NOTE 19—OTHER REVENUES AND EXPENSES-NET:

At December 31, 2013, 2012 and 2011, other revenues and expenses—net was as follows:

	December 31,
	2013		2012		2011
Revenues:
Negative IEPS	Ps.	94,466,039	Ps.	214,102,498	Ps.	178,869,172
Other		8,184,140		6,284,045		15,744,402
Bidding terms, sanctions, penalties and other		2,159,847		2,052,818		204,605
Reversal of impairment of properties, plant and equipment		1,650,642		—		11,689,832
Franchise fees		999,491		930,140		910,067

Total other revenues		107,460,159		223,369,501		207,418,078

Expenses:
Impairment of properties plant and equipment		(25,608,835)		—		(6,855,535)
Other		(15,285,119)		(13,190,572)		(10,021,932)
Claims		(2,039,355)		(1,159,966)		(1,420,750)
Total other expenses		(42,933,309)		(14,350,538)		(18,298,217)

Other revenues and expenses—net	Ps.	64,526,850	Ps.	209,018,963	Ps.	189,119,861

NOTE 20—FINANCING INCOME AND COST:

At December 31, 2013, 2012 and 2011, the financing income and cost were as follows:

	December 31,
	2013		2012		2011
Derivative financial instruments income	Ps.	15,791,510	Ps.	20,683,047	Ps.	26,386,424
Interest income		8,735,699		2,531,791		4,197,810

Financing income	Ps.	24,527,209	Ps.	23,214,838	Ps.	30,584,234

Interest expense		(39,586,484)		(46,010,543)		(35,153,558)
Derivative financial instruments cost		(14,480,537)		(26,940,695)		(28,082,649)

Financing cost	Ps.	(54,067,021)	Ps.	(72,951,238)	Ps.	(63,236,207)

NOTE 21—RELATED PARTIES:

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

Under the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials), which applies to PEMEX’s directors and all of its

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

employees, PEMEX’s directors and employees are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

Related parties include individuals and companies that do not form part of PEMEX, but that could take advantage of being in a privileged position as a result of their relation with PEMEX. Also included are situations in which PEMEX could take advantage of a special relationship in order to benefit its financial position or results of operations.

Prior to his appointment as Secretary of Energy, Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos since December 2012, as well as certain members of his family, held ownership interests in companies that have entered into agreements with Pemex-Refining for the sale and purchase of gasoline and other products by certain retail service stations and a wholesale distributor, as well as the performance of other related activities. As of the date of these consolidated financial statements, their ownership interests are as follows:

Company	Name	Ownership Share
Servicio Cozumel, S.A. de C.V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell	60%
	Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
	Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
Planta de Combustible Cozumel, S.A. de C.V. (which operates as a wholesale distributor).	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra (father of Mr. Joaquín Coldwell)	60%
Gasolinera y Servicios Juárez, S.A. de C.V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra	40%
	Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell)	20%
Combustibles Caleta, S.A. de C.V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell	20%
	Mr. Pedro Oscar Joaquín Delbouis	20%
	Mr. Nassim Joaquín Delbouis	20%
	Mr. Fausto Nassim Joaquín Ibarra	20%
	Mr. Ignacio Nassim Ruiz Joaquín	20%
Combustibles San Miguel, S.A. de C.V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell	25%
	Mr. Pedro Oscar Joaquín Delbouis	25%
	Mr. Nassim Joaquín Delbouis	25%
	Mr. Ignacio Nassim Ruiz Joaquín	25%

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The rights of these companies to operate retail service stations and distribute gasoline and other products on a wholesale basis in Mexico are dependent on these agreements, the expiration or non-renewal of which may adversely affect their business. These agreements are based on PEMEX’s standard forms of agreements and contain the standard terms and conditions applicable to all of Pemex-Refining’s retail service stations and wholesale distributors.

(a)	Compensation of Directors and Officers

For the years ended December 31, 2013, 2012 and 2011, the aggregate compensation of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 174,800, Ps. 167,800 and Ps. 154,400, respectively. Except in the case of the professional members, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2013, 2012 and 2011 to the professional members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities was approximately Ps. 13,600, Ps. 13,600 and Ps. 13,700, respectively.

(b)	Salary Advances

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers’ Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2013 was Ps. 23,016 and at December 31, 2012 was Ps. 21,785. As of March 31, 2014, the aggregate amount of salary advances outstanding to PEMEX’s executive officers was Ps. 21,605.

NOTE 22—COMMITMENTS:

(a)	PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(b)	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2013 and 2012, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 9,844,001 and Ps. 11,169,054, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Estimated future payments under this contract for upcoming fiscal years are as follows:

2014	Ps.	1,331,122
2015		1,375,412
2016		890,967
2017		589,436
2018		589,659
More than 5 years		5,067,405

Total	Ps.	9,844,001

(c)	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern region. The term of this contract runs until 2017. As of December 31, 2013 and 2012, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 558,718 and Ps. 617,055, respectively. In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2014	Ps.	140,012
2015		140,012
2016		140,142
2017		138,552

Total	Ps.	558,718

(d)	As of December 31, 2013, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken. Until PEMEX accepts the completed works, it has no payment obligations under the contracts. As of December 31, 2013 and 2012, the estimated value of these contracts was as follows:

Contract date	Block	2013		2012
February 9, 2004	Olmos	U.S. $	296,301	U.S. $	297,890
November 21, 2003	Cuervito		59,160		45,558
November 28, 2003	Misión		435,343		639,002
November 14, 2003	Reynosa-Monterrey		12,422		1,966,108
December 8, 2003	Fronterizo		34,204		72,948
March 23, 2005	Pirineo		254,912		348,582
April 3, 2007	Nejo		752,338		919,368
April 20, 2007	Monclova		296,452		718,545
May 12, 2008	Burgos VII		61,146		171,891

		U.S. $	2,202,278	U.S. $	5,179,892

(e)

In 2013 and 2012, Pemex-Exploration and Production entered into integrated exploration and production contracts (“Integrated E&P Contracts”) for the development of mature fields in the Altamira, Ébano, Nejo, Pánuco and San Andrés blocks in the Northern region of Mexico and Magallanes, Santuario and Carrizo blocks in the Southern region of Mexico, respectively. Each contract has a term of up to 25 years. Payments

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX’s cash flow from the particular block subject to each contract. During 2013, PEMEX made payments pursuant to the Integrated E&P Contracts in the Northern region of U.S. $2,060,562 and the Southern region of U.S. $2,255,333. During 2012, PEMEX did not make any payments pursuant to the Integrated E&P contracts.

(f)	In 2012, Pemex-Exploration and Production contracted for the construction of two self-elevating offshore platforms for a total of approximately U.S. $509,116. Pemex-Exploration and Production has made an advance payment of U.S. $42,000 for each platform in order to initiate construction, which is estimated to take two years. The outstanding amount for the platforms will be paid through a financial lease for a period of 10 years, after which Pemex-Exploration and Production may exercise the option to purchase the platforms for a notional amount.

(g)	As of December 31, 2013 and 2012, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, for an estimated total amount of Ps. 630,776,122 and Ps. 470,232,689, respectively. Until PEMEX accepts the completed works, it has no payment obligations under the contracts.

NOTE 23—CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding disclosed in Note 5 and described in further detail in this Note.

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of December 31, 2013 and 2012, the reserve for environmental remediation expenses totaled Ps. 5,466,581 and Ps. 5,672,368, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2013 and 2012, PEMEX had accrued a reserve of Ps. 17,624,737 and Ps. 9,977,366, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

•

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On April 30, 2012, the ICA ordered Pemex-Refining and Petróleos Mexicanos to pay U.S. $311,178 and CONPROCA to pay U.S. $29,038. On July 27, 2012, Petróleos Mexicanos and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Pemex-Refining filed a claim (No. 485/2012-VI) before the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On November 12, 2013, the Eleventh District Civil Court issued a judgment declaring the arbitration award valid. Both parties subsequently filed amparos (Nos. D.C. 3/2014 and D.C. 4/2014) before the Cuarto Tribunal Colegiado en Materia Civil del Primer Circuito (Fourth Joint Civil Court of the First Circuit), which as of the date of these consolidated financial statements are still pending. In a concurrent proceeding, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On October 17, 2013, the U.S. District Court issued an order staying both the enforcement of the arbitration award and any further proceedings pending the Mexican court’s determination of the validity of the arbitration award in Mexico.

•	In December 2004, COMMISA filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On November 2, 2010, the U.S. District Court issued a judgment recognizing the award and ordering Pemex-Exploration and Production to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production filed an appeal against this resolution before the Second Circuit Court of Appeals. On October 24, 2011, the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District granted a motion requesting that the arbitration award be declared null and void. Based on this resolution, on February 16, 2012, the Second Circuit Court of Appeals granted a motion requesting that the judgment against Pemex-Exploration and Production be declared void, vacating the U.S. District Court’s judgment and remanding the case to the U.S. District Court for reconsideration in light of the intervening decision of the Mexican court. On September 25, 2013, the U.S. District Court confirmed the arbitration award in favor of COMMISA, ordering Pemex-Exploration and Production to pay COMMISA U.S. $465,060 and for each party to pay its own value added taxes. In November 2013, Pemex-Exploration and Production deposited the award amount in a bank account in New York as a condition to its motion to appeal the resolution filed before the Second Circuit Court of Appeals, which as of the date of these consolidated financial statements is still pending.

In a concurrent proceeding, on January 22, 2013, COMMISA submitted a request to a court in Luxembourg for the precautionary attachment of assets owned by Pemex-Exploration and Production and Petróleos Mexicanos and the execution of the arbitration award. The precautionary attachment of assets was granted on January 23, 2013, and on July 15, 2013, Pemex-Exploration and Production and Petróleos Mexicanos filed an appeal against the resolution. On December 24, 2013, the court granted the appeal against the resolution to attach the assets. On March 22, 2013, the court recognized the arbitration award and ordered its execution. On June 26, 2013, Pemex-Exploration and Production and Petróleos Mexicanos filed an appeal against the resolution recognizing the arbitration award. On September 10, 2013, COMMISA filed its pleadings in connection with this appeal and a hearing will be held before the appellate court on May 12, 2014.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

•	In February 2010, the Servicio de Administración Tributaria (Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Hydrocarbons Duty payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the claim was admitted by the Sala Superior (Superior Court) of the Tax and Administrative Federal Court (file No. 28733/10-17-03-7/1838/13-S1-05-04). As of the date of these consolidated financial statements, this matter is still pending.

•	In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Hydrocarbon Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the claim was admitted by the Superior Court of the Tax and Administrative Federal Court (file No. 28733/10-17-03-7/1838/13-S1-05-04). As of the date of these consolidated financial statements, this matter is still pending.

•	On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities. As of the date of these consolidated financial statements, the trial is still in the evidentiary stage and, therefore, a final resolution is still pending.

•	In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of these consolidated financial statements, the trial is in the evidentiary stage. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011, in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. As of the date of these consolidated financial statements, the trial is in the pleading stage.

•	On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimo Segundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed its response to this claim. On December 20, 2013, the parties were notified that a judgment will be issued; however, as of the date of these consolidated financial statements, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

•	On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions, including damages for up to Ps. 1,552,730. On April 2, 2013, the court notified the parties that it admitted an amendment to the claim, which was subsequently appealed by the defendants. In addition, on April 9, 2013, a new claim was filed before the same court (No. 438/12-11-02-3). The defendants requested that it be joined to the previous claim, which the court allowed on May 2, 2013. On July 18, 2013, the defendants filed a response to the amended joint claim (No. 438/12-11-02-3). On November 19, 2013, the defendants filed an expert opinion in support of their response. The designation of an independent expert is still pending. As of the date of these consolidated financial statements, the trial is in the evidentiary stage.

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

NOTE 24—SUBSEQUENT EVENTS:

During the period from January 1 to May 14, 2014, PEMEX participated in the following financing activities:

•	On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000 of its debt securities under its U.S. $32,000,000 Medium-Term Notes Program, Series C in three tranches: (i) U.S. $500,000 of its 3.125% Notes due 2019; (ii) U.S. $500,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (iii) U.S. $3,000,000 of its 6.375% Bonds due 2045. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On January 23, 2014, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $32,000,000 to U.S. $42,000,000.

•

On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,616,050 of Certificados Bursátiles in the form of GDNs, and (ii) a concurrent offering to the public in Mexico of Ps. 4,883,950 of Certificados Bursátiles not represented by GDNs. The issuance represented the second reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate for Ps. 2,000,000 due 2019, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for UDIs equivalent to Ps. 3,000,000 due 2026. These certificados bursátiles were issued under Petróleos

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 10, 2014, Pemex-Exploration and Production obtained a letter of credit for Ps. 513,810 that matures on May 9, 2014.

•	On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matures on May 22, 2014.

•	On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000 from an export credit agency, which bears interest at a rate of 2.351% and matures in March 2018.

•	On April 16, 2014, Petróleos Mexicanos issued €1,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos’ U.S. $42,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	Between January 1 and May 14, 2014, PMI HBV obtained U.S. $530,000 from its revolving credit line and repaid U.S. $1,080,000.

On May 14, 2014, the Mexican peso-U.S. dollar exchange rate was Ps. 12.9534 per U.S. dollar, which represents a 0.95% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2013, which was Ps. 13.0765 per U.S. dollar.

On May 14, 2014, the weighted average price of the crude oil exported by PEMEX was U.S. $97.64 per barrel; this price increased by approximately 5.55% as compared to the average price as of December 31, 2013, which was U.S. $92.51 per barrel.

On February 4 and 7, 2014, the Organic Statute of Petróleos Mexicanos was amended. These amendments set forth or revised the responsibilities and functions of several of PEMEX’s offices and departments.

As of December 31, 2013, PEMEX has valued and recorded the 53,703,915 Repsol shares acquired through PMI HBV as an investment in equity instruments. The market value of Repsol shares has increased approximately 9.99% from €18.32 per share as of December 31, 2013 to €20.15 per share as of May 14, 2014.

On March 21, 2014, as part of Round Zero, Petróleos Mexicanos submitted to the Ministry of Energy a request that PEMEX be assigned the right to continue to explore and develop areas that together contain 96% of Mexico’s estimated proved reserves of crude oil and natural gas as of December 31, 2013. The transitional articles of the Energy Reform Decree provide that the Ministry of Energy will take the following factors into consideration when determining whether to grant PEMEX an assignment:

•	with respect to areas that PEMEX was actively exploring in which it had made commercial discoveries or investments as of December 21, 2013, its investment capacity and evidence of a detailed plan for exploration; and

•	with respect to areas that PEMEX already had under production as of December 21, 2013, a development plan for producing fields, including evidence of proper development of such fields and the ability to efficiently and competitively carry out production activities.

The Ministry of Energy has a deadline of September 17, 2014 to respond to the request.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

On April 30, 2014, President Enrique Peña Nieto submitted to the Mexican Congress bills proposing secondary legislation intended to implement certain provisions of the Energy Reform Decree. Among other things, these proposed bills provide PEMEX with additional technical, managerial and budgetary autonomy designed to increase its production and allow it to compete effectively with other oil and gas companies that enter the Mexican energy sector. As of May 14, 2014, the proposed bills are subject to review, debate and revision by the Mexican Congress, and therefore it is uncertain what the final scope and terms of any approved bill will be.

NOTE 25—SUBSIDIARY GUARANTOR INFORMATION:

The following consolidating information presents: (i) condensed consolidating statements of financial position at December 31, 2013 and 2012 and condensed consolidating statements of comprehensive income and cash flows for the years ended December 31, 2013, 2012 and 2011 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (as defined below; excluding the Master Trust) and (ii) condensed consolidating statements of cash flows for the year ended December 31, 2011 of the Master Trust as required by Rule 3-10 of Regulation S-X of the SEC.

These condensed consolidating statements are prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance, Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”). The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full and unconditional and joint and several.

The Master Trust was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The following table sets forth, as of the date of these consolidated financial statements, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and

Assumed by Petróleos Mexicanos

Security	Primary Obligor	Guarantors	Principal Amount Outstanding
5.75% Notes due 2015	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	U.S. $	234,372

5.75% Guaranteed Notes due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		2,483,988

6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		1,750,000

6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		491,175

7.375% Notes due 2014	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		362,995

8.625% Bonds due 2022	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		160,245

8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		106,507

9 1⁄4% Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		107,109

9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		219,217

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

The following table sets forth, as of the date of these consolidated financial statements, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal Amount Outstanding
8.00% Notes due 2019	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	U.S. $	1,999,369

9 1⁄4% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		9,296

9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		102,149

4.875% Notes due 2015	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		1,489,718

3.500% Notes due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		999,590

Floating Rate Notes due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		498,570

6.000% Notes due 2020	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		995,364

5.50% Notes due 2021	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		2,961,947

3.500% Notes due 2023	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		2,099,730

4.875% Notes due 2024	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		999,900

6.625% Notes due 2035	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		998,500

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Security	Issuer	Guarantors	Principal Amount Outstanding

6.500% Bonds due 2041	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	3,000,000

4.875% Bonds 2022	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,097,055

5.50% Bonds due 2044	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,745,000

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2013 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2013

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	50,131,405	Ps.	5,331,901	Ps.	25,282,413	Ps.	—	Ps.	80,745,719
Accounts, notes receivable and other, net, and derivative financial instruments		28,693,366		34,290,219		66,270,066		—		129,253,651
Accounts receivable—inter-company		383,510,275		821,836,275		96,867,309		(1,302,213,859)		—
Inventories		659,252		31,460,831		24,794,417		—		56,914,500

Total current assets		462,994,298		892,919,226		213,214,205		(1,302,213,859)		266,913,870
Long-term receivables—inter-company		737,649,602		2,938,490		4,687,346		(745,275,438)		—
Investments in equity instruments		—		—		17,728,571		—		17,728,571
Permanent investments in associates		416,044,158		5,971,793		10,791,945		(416,028,395)		16,779,501
Wells, pipelines, properties, plant and equipment, net		9,666,204		1,670,030,799		41,881,738		—		1,721,578,741
Deferred taxes		—		233,872		2,259,290		—		2,493,162
Restricted cash		1,620,091		6,081,707		—		—		7,701,798
Other assets		1,181,797		10,504,660		2,508,253		—		14,194,710

Total assets	Ps.	1,629,156,150	Ps.	2,588,680,547	Ps.	293,071,348	Ps.	(2,463,517,692)	Ps.	2,047,390,353

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	67,909,431	Ps.	8,933,827	Ps.	13,833,685	Ps.	—	Ps.	90,676,943
Accounts payable—inter-company		760,642,526		466,591,441		67,538,205		(1,294,772,172)		—
Other current liabilities		18,238,388		127,336,814		22,938,687		—		168,513,889

Total current liabilities		846,790,345		602,862,082		104,310,577		(1,294,772,172)		259,190,832
Long-term debt		732,584,613		9,294,300		8,684,558		—		750,563,471
Long-term payables—inter-company		2,938,487		744,839,772		4,811,537		(752,589,796)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		232,593,227		871,015,524		119,273,939		—		1,222,882,690

Total liabilities		1,814,906,672		2,228,011,678		237,080,611		(2,047,361,968)		2,232,636,993
EQUITY		(185,750,522)		360,668,869		55,990,737		(416,155,724)		(185,246,640)

Total liabilities and equity	Ps.	1,629,156,150	Ps.	2,588,680,547	Ps.	293,071,348	Ps.	(2,463,517,692)	Ps.	2,047,390,353

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2012

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	96,787,354	Ps.	7,195,766	Ps.	15,251,771	Ps.	—	Ps.	119,234,891
Accounts, notes receivable and other, net, and derivative financial instruments		25,234,689		56,823,237		60,001,738		—		142,059,664
Accounts receivable—inter-company		326,146,962		845,251,812		130,352,752		(1,301,751,526)		—
Inventories		659,127		32,301,113		23,887,330		—		56,847,570

Total current assets		448,828,132		941,571,928		229,493,591		(1,301,751,526)		318,142,125
Long-term receivables—inter-company		652,032,481		2,235,625		2,393,927		(656,662,033)		—
Investments in equity instruments		1,122,034		—		14,649,225		—		15,771,259
Permanent investments in associates		379,828,855		5,142,805		8,063,389		(378,388,786)		14,646,263
Wells, pipelines, properties, plant and equipment		9,460,483		1,607,131,954		42,141,648		—		1,658,734,085
Deferred taxes		—		—		1,935,997		—		1,935,997
Restricted cash		2,605,332		—		—		—		2,605,332
Other assets		1,313,411		7,716,566		3,317,858		—		12,347,835

Total assets	Ps.	1,495,190,728	Ps.	2,563,798,878	Ps.	301,995,635	Ps.	(2,336,802,345)	Ps.	2,024,182,896

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	80,738,221	Ps.	12,339,176	Ps.	21,163,608	Ps.	—	Ps.	114,241,005
Accounts payable—inter-company		796,677,437		432,690,603		63,356,847		(1,292,724,887)		—
Other current liabilities		15,456,052		76,281,029		29,825,563		—		121,562,644

Total current liabilities		892,871,710		521,310,808		114,346,018		(1,292,724,887)		235,803,649
Long-term debt		647,774,876		11,524,366		13,318,353		—		672,617,595
Long-term payables—inter-company		2,235,625		659,364,483		4,098,126		(665,698,234)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		224,072,822		1,024,174,386		138,580,294		—		1,386,827,502

Total liabilities		1,766,955,033		2,216,374,043		270,342,791		(1,958,423,121)		2,295,248,746
EQUITY		(271,764,305)		347,424,835		31,652,844		(378,379,224)		(271,065,850)

Total liabilities and equity	Ps.	1,495,190,728	Ps.	2,563,798,878	Ps.	301,995,635	Ps.	(2,336,802,345)	Ps.	2,024,182,896

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2013

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	22,115	Ps.	2,283,326,517	Ps.	1,136,284,419	Ps.	(1,821,767,783)	Ps.	1,597,865,268
Services income		55,361,187		6,305,400		5,394,402		(56,721,632)		10,339,357

Total sales revenues		55,383,302		2,289,631,917		1,141,678,821		(1,878,489,415)		1,608,204,625
Cost of sales		1,478,302		1,507,556,220		1,126,452,213		(1,821,480,397)		814,006,338

Gross income		53,905,000		782,075,697		15,226,608		(57,009,018)		794,198,287

Other (expenses) revenues, net		(1,629,063)		71,323,153		(4,876,023)		(291,217)		64,526,850
General expenses:
Transportation and distribution expenses		—		31,612,865		1,276,529		(440,958)		32,448,436
Administrative expenses		52,176,527		87,089,702		16,332,061		(56,943,818)		98,654,472

Total general expenses		52,176,527		118,702,567		17,608,590		(57,384,776)		131,102,908

Operating income		99,410		734,696,283		(7,258,005)		84,541		727,622,229
Financing cost—Net		6,745,042		(35,080,491)		(1,079,423)		(124,940)		(29,539,812)
Exchange (loss) gain—Net		(305,581)		(3,441,388)		(204,523)		—		(3,951,492)
(Loss) profit sharing in associates		(173,928,884)		1,141,059		(434,349)		173,928,884		706,710
(Loss) income before taxes, duties and other		(167,390,013)		697,315,463		(8,976,300)		173,888,485		694,837,635
Total taxes, duties and other		2,475,621		858,504,381		3,916,060		—		864,896,062

Net (loss) income for the year		(169,865,634)		(161,188,918)		(12,892,360)		173,888,485		(170,058,427)

Total other comprehensive income		25,443,543		194,725,595		34,101,029		—		254,270,167

Comprehensive result for the year		Ps. (144,422,091)		Ps. 33,536,677		Ps. 21,208,669		Ps. 173,888,485		Ps. 84,211,740

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2012

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	16,009	Ps.	2,300,269,835		Ps. 1,257,236,879	Ps.	(1,917,786,969)	Ps.	1,639,735,754
Services income		54,963,056		5,449,622		2,897,419		(56,133,811)		7,176,286

Total sales revenues		54,979,065		2,305,719,457		1,260,134,298		(1,973,920,780)		1,646,912,040
Cost of sales		1,252,618		1,504,565,221		1,245,083,304		(1,918,410,569)		832,490,574

Gross income		53,726,447		801,154,236		15,050,994		(55,510,211)		814,421,466

Other (expenses) revenues, net		(335,781)		210,667,412		(943,530)		(369,138)		209,018,963
General expenses:
Transportation and distribution expenses		—		27,623,303		1,189,946		(324,966)		28,488,283
Administrative expenses		46,788,554		84,409,050		14,277,458		(55,862,213)		89,612,849

Total general expenses		46,788,554		112,032,353		15,467,404		(56,187,179)		118,101,132
Operating income		6,602,112		899,789,295		(1,359,940)		307,830		905,339,297
Financing cost—Net		1,492,938		(49,753,710)		(1,172,770)		(302,858)		(49,736,400)
Exchange gain (loss) —Net		5,720,540		38,975,874		149,247		—		44,845,661
(Loss) profit sharing in associates		(8,164,817)		2,329,571		2,435,880		8,196,973		4,797,607

Income (loss) before taxes, duties and other		5,650,773		891,341,030		52,417		8,201,945		905,246,165
Total taxes, duties and other		2,817,741		897,843,428		1,984,518		—		902,645,687

Net (loss) income for the year		2,833,032		(6,502,398)		(1,932,101)		8,201,945		2,600,478

Total other comprehensive result		(60,588,295)		(265,515,874)		(50,738,806)		—		(376,842,975)

Comprehensive result for the year	Ps.	(57,755,263)	Ps.	(272,018,272)	Ps.	(52,670,907)	Ps.	8,201,945	Ps.	(374,242,497)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPRENSIVE INCOME

For the year ended December 31, 2011

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Net sales	Ps. 44,905,923	Ps. 2,173,817,756	Ps. 1,240,905,328	Ps. (1,907,465,671)	Ps. 1,552,163,336
Services income	18,718	4,727,223	2,978,470	(1,433,630)	6,290,781

Total sales revenues	44,924,641	2,178,544,979	1,243,883,798	(1,908,899,301)	1,558,454,117
Cost of sales	1,164,720	1,408,544,231	1,232,482,760	(1,863,415,340)	778,776,371

Gross income	43,759,921	770,000,748	11,401,038	(45,483,961)	779,677,746

Other (expenses) revenues, net	(2,272,532)	184,864,106	7,050,431	(522,144)	189,119,861
General expenses:
Transportation and distribution expenses	—	26,091,788	1,086,196	(468,307)	26,709,677
Administrative expenses	41,658,446	72,264,326	12,542,526	(45,688,479)	80,776,819

Total general expenses	41,658,446	98,356,114	13,628,722	(46,156,786)	107,486,496
Operating income	(171,057)	856,508,740	4,822,747	150,681	861,311,111
Financing cost—Net	10,473,792	(36,981,642)	(6,002,079)	(142,044)	(32,651,973)
Exchange (loss) gain—Net	(6,279,415)	(55,018,846)	1,155,009	—	(60,143,252)
(Loss) profit sharing in associates	(110,370,444)	(301,689)	90,373	109,771,007	(810,753)

(Loss) income before taxes, duties and other	(106,347,124)	764,206,563	66,050	109,779,644	767,705,133
Total taxes, duties and other	384,791	870,614,032	3,648,567	—	874,647,390

Net (loss) income for the year	(106,731,915)	(106,407,469)	(3,582,517)	109,779,644	(106,942,257)

Total comprehensive income	(7,580,605)	(5,470,555)	6,606,401	—	(6,444,759)

Comprehensive result for the year	Ps. (114,312,520)	Ps. (111,878,024)	Ps. 3,023,884	Ps. 109,779,644	Ps. (113,387,016)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2013

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating Activities:
Net (loss) income for the year	Ps.	(169,865,634)	Ps.	(161,188,918)	Ps.	(12,892,360)	Ps.	173,888,485	Ps.	(170,058,427)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		686,088		145,329,809		2,475,807		—		148,491,704
Impairment of wells, pipelines, properties, plant and equipment		—		26,364,717		(755,882)		—		25,608,835
Unsuccessful wells		—		12,497,726		—		—		12,497,726
Disposal of properties, plant and equipment		24,668		7,744,792		6,930,160		—		14,699,620
Profit (loss) sharing in associates		173,258,510		(1,141,058)		434,349		(173,258,511)		(706,710)
Dividends		—		—		(914,116)		—		(914,116)
Effects of net present value of reserve for well abandonment		—		(5,240,305)		—		—		(5,240,305)
Gain on sale of properties, plant and equipment		—		—		(768,000)		—		(768,000)
(Profit) loss on investments in equity instruments		(278,842)		—		—		—		(278,842)
Amortization gains related to debt issuance		(1,037,663)		(853,047)		—		—		(1,890,710)
Unrealized foreign exchange gain (loss)		2,836,523		(172,772)		644,548		—		3,308,299
Interest expense		36,108,777		2,077,850		1,117,316		—		39,303,943
Funds provided by (used in) operating activities:
Accounts and notes receivable and derivative financial instruments		(5,132,196)		16,451,312		(4,077,897)		—		7,241,219
Inventories		(125)		840,283		(907,088)		—		(66,930)
Other assets		667,515		(14,081,007)		507,576		—		(12,905,916)
Accounts payable and accrued liabilities		1,695,525		57,495,890		(5,219,423)		—		53,971,992
Employee benefits		34,961,922		36,848,133		6,233,085		—		78,043,140
Inter-company charges and deductions		(89,826,553)		162,188,266		37,867,036		(110,228,749)		—

Cash flows provided by operating activities		(15,901,485)		285,161,671		30,675,111		(109,598,775)		190,336,522

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(916,477)		(233,834,924)		(10,876,153)		—		(245,627,554)
Inter-company (increase) decrease investing		(71,142,378)		(111,826,436)		—		182,968,814		—
Investments in equity instruments		2,869,883		—		—		—		2,869,883
Exploration costs		—		(1,438,685)		—		—		(1,438,685)
Investments in subsidiaries		(2,066,366)		(244,823)		2,311,189		—		—

Cash flows used in investing activities		(71,255,338)		(347,344,868)		(8,564,964)		182,968,814		(244,196,356)

Financing activities:
Loans obtained from financial institutions		155,545,511				81,409,522		—		236,955,033
Debt payments, principal only		(86,279,510)		(10,499,109)		(94,367,472)		—		(191,146,091)
Inter-company increase (decrease) financing		702,864		71,203,090		675,957		(72,581,911)		—
Increase in equity of Subsidiary Entities		66,583,100		206,288		231,705		(437,993)		66,583,100
Interest paid		(35,192,692)		(1,172,776)		(767,632)				(37,133,100)
Withdrawal of Government contributions		(65,000,000)		581,839		(231,704)		(350,135)		(65,000,000)

Cash flows provided by financing activities:		36,359,273		60,319,332		(13,049,624)		(73,370,039)		10,258,942

Net (decrease) increase in cash and cash equivalents		(50,797,550)		(1,863,865)		9,060,523		—		(43,600,892)
Effects of change in cash value		4,141,601		—		970,119		—		5,111,720
Cash and cash equivalents at the beginning of the year		96,787,354		7,195,766		15,251,771		—		119,234,891

Cash and cash equivalents at the end of the year	Ps.	50,131,405	Ps.	5,331,901	Ps.	25,282,413	Ps.	—	Ps.	80,745,719

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2012

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating Activities:
Net income (loss) for the year	Ps.	2,833,032	Ps.	(6,502,398)	Ps.	(1,932,101)	Ps.	8,201,945	Ps.	2,600,478
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		570,890		137,241,770		2,725,060		—		140,537,720
Unsuccessful wells		—		13,842,410		—		—		13,842,410
Disposal of wells, pipelines, properties, plant and equipment		68,329		(437,338)		1,102,530		—		733,521
Profit (loss) sharing in associates		8,434,500		(2,329,571)		(2,468,036)		(8,434,500)		(4,797,607)
Dividends		—		—		(685,704)		—		(685,704)
Effects of net present value of reserve for well abandonment		—		3,552,924		—		—		3,552,924
Amortization expenses related to debt issuance		1,560,476		—		—		—		1,560,476
Unrealized foreign exchange gain (loss)		(40,144,818)		(2,266,480)		1,849,490		—		(40,561,808)
Interest expense		42,020,763		12,160,731		1,804,544		(10,247,445)		45,738,593
Funds provided by (used in) operating activities:
Accounts and notes receivable		6,288,911		2,944,581		13,364,486		—		22,597,978
Inventories		(167,346)		(12,228,746)		566,674		—		(11,829,418)
Other assets		(489,291)		(7,215,184)		25,872		—		(7,678,603)
Accounts payable and accrued liabilities		4,261,846		(20,566,075)		2,440,343		—		(13,863,886)
Employee benefits		8,432,015		46,744,724		6,406,528		—		61,583,267
Inter-company charges and deductions		(22,322,476)		156,037,261		(20,700,257)		(113,014,528)		—

Cash flows provided by operating activities		11,346,831		320,978,609		4,499,429		(123,494,528)		213,330,341

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(1,128,811)		(192,801,968)		(3,578,219)		—		(197,508,998)
Inter-company (increase) decrease investing		(9,667,629)		(103,341,908)		—		113,009,537		—
Exploration costs		—		(1,828,043)		—		—		(1,828,043)

Cash flows used in investing activities		(10,796,440)		(297,971,919)		(3,578,219)		113,009,537		(199,337,041)

Financing activities:
Loans obtained from financial institutions		118,081,331		—		259,814,818		—		377,896,149
Debt payments, principal only		(70,037,268)		(10,914,565)		(260,912,130)		—		(341,863,963)
Inter-company (decrease) increase financing		—		(8,226)		(53,367)		61,593		—
Interest paid		(42,121,370)		(12,231,579)		(2,483,557)		10,247,440		(46,589,066)

Cash flows provided by financing activities		5,922,693		(23,154,370)		(3,634,236)		10,309,033		(10,556,880)

Net increase (decrease) in cash and cash equivalents		6,473,084		(147,680)		(2,713,026)		(175,958)		3,436,420
Effects of change in cash value		(422,540)		1,278,252		(209,746)		175,958		821,924
Cash and cash equivalents at the beginning of the year		90,736,810		6,065,194		18,174,543		—		114,976,547

Cash and cash equivalents at the end of the year	Ps.	96,787,354	Ps.	7,195,766	Ps.	15,251,771	Ps.	—	Ps.	119,234,891

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2011

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating Activities:
Net (loss) income for the year	Ps.	(106,731,915)	Ps.	—	Ps.	(106,407,469)	Ps.	(3,582,517)	Ps.	109,779,644	Ps.	(106,942,257)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		600,028		—		124,727,086		2,053,295		—		127,380,409
Impairment of wells, pipelines, properties, plant and equipment		—		—		(6,855,535)		—		—		(6,855,535)
Unsuccessful wells		—		—		12,021,450		—		—		12,021,450
Disposal of wells, pipelines, properties, plant and equipment		149,315		—		10,855,859		(6,320,039)		—		4,685,135
Profits (loss) sharing in associates		91,888,790		—		301,689		614,035		(91,993,761)		810,753
Dividends		—		—		—		(599,907)		—		(599,907)
Effects of net present value of reserve for well abandonment		—		—		6,598,215		—		—		6,598,215
Amortization expenses related to debt issuance		762,387		—		—		—		—		762,387
Unrealized foreign exchange gain (loss)		64,713,020		—		2,908,723		1,795,613		—		69,417,356
Interest expense		40,704,054		—		5,795,631		1,554,449		(13,223,591)		34,830,543
Derivative financial instruments		(4,304,124)		—		(367,917)		4,672,041		—		—
Funds provided by (used in) operating activities:
Accounts and notes receivable and derivative financial instruments		(3,841,880)		1,456,154		(7,517,371)		(21,436,816)		—		(31,339,913)
Inventories		(272,845)		—		1,422,857		(6,900,293)		—		(5,750,281)
Other assets		372,713		—		(8,566,926)		(1,474,939)		—		(9,669,152)
Accounts payable and accrued liabilities		1,431,412		(425,793)		2,202,506		16,816,831		—		20,024,956
Provisions for sundry creditors		—		—		2,944,707		—		—		2,944,707
Employee benefits		8,812,862		—		36,942,842		5,197,153		—		50,952,857
Inter-company charges and deductions		(24,876,137)		(1,030,361)		21,849,784		12,155,858		(8,099,144)		—

Cash flows provided by operating activities		69,407,680		—		98,856,131		4,544,764		(3,536,852)		169,271,723

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(702,978)		—		(163,613,569)		(2,697,021)		—		(167,013,568)
Inter-company (increase) decrease investing		(91,709,068)		—		(223,287)		—		91,932,355		—
Exploration costs		—		—		(4,135,188)		—		—		(4,135,188)
Investments in subsidiaries		15,394,390		—		(1,570,769)		(15,519,183)		(19,088,258)		(20,783,820)

Cash flows used in investing activities		(77,017,656)		—		(169,542,813)		(18,216,204)		72,844,097		(191,932,576)

Financing activities:
Loans obtained from financial institutions		97,714,350		—		—		91,978,669		—		189,693,019
Debt payments, principal only		(72,936,610)		—		(11,151,706)		(68,030,529)		—		(152,118,845)
Inter-company increase (decrease) financing		61,142		—		89,361,235		364,423		(89,786,800)		—
Interest paid		(39,661,962)		—		(5,565,988)		(1,376,730)		13,223,590		(33,381,090)

Cash flows provided by financing activities		(14,823,080)		—		72,643,541		22,935,833		(76,563,210)		4,193,084

Net (decrease) increase in cash and cash equivalents		(22,433,056)		—		1,956,859		9,264,393		(7,255,965)		(18,467,769)
Effects of change in cash value		(3,686,911)		—		79,876		(1,400,969)		7,255,965		2,247,961
Cash and cash equivalents at the beginning of the year		116,856,777		—		4,028,458		10,311,120		—		131,196,355

Cash and cash equivalents at the end of the year	Ps.	90,736,810	Ps.	—	Ps.	6,065,193	Ps.	18,174,544	Ps.	—	Ps.	114,976,547

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

NOTE 26—SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED):

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

The following tables provide supplementary information on the oil and gas exploration, development and production activities of Pemex-Exploration and Production in compliance with the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932-10-5 “Extractive Activities—Oil and Gas” (“ASC Topic 932”) and Accounting Standards Update 2010-03.

All exploration and production activities of Pemex-Exploration and Production are conducted in Mexico. The supplemental data presented herein reflect information for all of Pemex-Exploration and Production’s oil and gas producing activities.

(a)	Capitalized costs for oil and gas producing activities (unaudited)

	As of December 31,
	2013		2012		2011
Proved properties	Ps.	2,254,784,515	Ps.	2,108,592,519	Ps.	1,921,817,651
Construction in progress		83,764,607		46,908,049		54,255,040
Accumulated depreciation and amortization		(994,476,861)		(870,694,075)		(756,353,372)

Net capitalized costs	Ps.	1,344,072,261	Ps.	1,284,806,493	Ps.	1,219,719,319

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

(b)	Costs incurred for oil and gas property exploration and development activities (unaudited)

	2013		2012
Exploration	Ps.	36,552,489	Ps.	33,345,223
Development		181,671,933		158,425,613

Total costs incurred	Ps.	218,224,422	Ps.	191,770,836

There are no property acquisition costs, because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 10,163,605 and Ps. 11,978,531 for 2013 and 2012, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

(c)	Results of operations for oil and gas producing activities (unaudited):

	2013		2012		2011
Revenues from sale of oil and gas	Ps.	1,250,737,299	Ps.	1,333,247,872	Ps.	1,270,832,133

Hydrocarbon duties		856,978,971		898,064,551		871,471,372
Production costs (excluding taxes)		134,645,739		121,973,668		103,250,426
Other costs and expenses		40,599,327		30,828,632		30,676,623
Exploration expenses		22,661,332		25,820,942		25,746,850
Depreciation, depletion, amortization and accretion		119,161,541		122,356,141		107,385,238

		1,174,046,910		1,199,043,934		1,138,530,509

Results of operations for oil and gas producing activities	Ps.	76,690,389	Ps.	134,203,938	Ps.	132,301,624

Note:	Numbers may not total due to rounding.

(d)	Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars as of December 31 (excluding production taxes):

	2013		2012		2011
Weighted average sales price per barrel of oil equivalent (boe)(1)	U.S.$	76.81	U.S.$	78.89	U.S.$	80.41
Crude oil, per barrel		99.92		102.36		100.01
Natural gas, per thousand cubic feet		4.93		4.03		4.68

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

(e)	Crude oil and natural gas reserves (unaudited)

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. As of the date of these consolidated financial statements, Pemex-Exploration and Production had the right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the Subsidiary Entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2013 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit Pemex-Exploration and Production’s hydrocarbon reserves. In addition, pursuant to the Regulatory Law, the NHC reviewed and approved the proved reserves reports estimates as of December 31, 2013 provided by Pemex-Exploration and Production on March 11, 2014. These reserves estimates were then registered and published by the Ministry of Energy on March 18, 2014.

Pemex-Exploration and Production estimates Mexico’s reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE’s publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2013, PEMEX did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of PEMEX’s reserves estimation efforts, it has undertaken the internal certification of its estimates of Mexico’s reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Pemex-Exploration and Production’s exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request the review and certification of such valuations and the booking of the related reserves from the Gerencia de Recursos y Reservas (Office of Resources and Reserves), the central hydrocarbon reserves management body of Pemex-Exploration and Production. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Hydrocarbons Reserves and Resources Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX’s reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of PEMEX’s personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over ten years of professional experience.

In addition to the above internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2013: Netherland Sewell International, S. de R.L. de C.V. (“Netherland Sewell”); DeGolyer and MacNaughton; and Ryder Scott Company, L.P. (“Ryder Scott,” and together with Netherland Sewell and DeGolyer and MacNaughton, the “Independent Engineering Firms”). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.3% of Mexico’s reserves. The remaining 0.7% of reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. Netherland Sewell audited the reserves in the Northeastern Marine region and Southern region, DeGolyer and MacNaughton audited the reserves in the Southwestern Marine region and Ryder Scott audited the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

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

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that PEMEX’s estimated total proved oil and natural gas reserve volumes as of December 31, 2013 are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a), are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of ASC Topic 932.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 3.0% in 2013, from 11,424 million barrels at December 31, 2012 to 11,079 million barrels at December 31, 2013. Mexico’s proved developed reserves of crude

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 5.5% in 2013, from 7,790 million barrels at December 31, 2012 to 7,360 million barrels at December 31, 2013. These decreases were principally due to fewer positive revisions to PEMEX’s reserves estimates in 2013, as well as a decrease in extensions and discoveries, particularly in connection with the decrease in field development activities at the Aceite Terciario del Golfo (“ATG”) project, where the dismantling of four field laboratories resulted in a decrease in the number of wells completed, and the decrease in the number of exploratory activities carried out in the deep waters of the Gulf of Mexico. The amount of crude oil, condensate and liquefiable hydrocarbon reserves added in 2013 was insufficient to offset the level of production in 2013, which amounted to 1,037 million barrels of crude oil, condensates and liquefiable hydrocarbons.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 3.5% in 2013, from 12,713 billion cubic feet at December 31, 2012 to 12,273 billion cubic feet at December 31, 2013. Mexico’s proved developed dry gas reserves decreased by 6.2% in 2013, from 7,951 billion cubic feet at December 31, 2012 to 7,461 billion cubic feet at December 31, 2013. This decrease was principally due to the level of production during 2013, which amounted to 1,539 billion cubic feet of dry gas. The amount of dry gas reserves added in 2013 was insufficient to offset the level of production in 2013, which amounted to 1,539 billion cubic feet of dry gas. Mexico’s proved undeveloped dry gas reserves increased by 1.0% in 2013, from 4,762 billion cubic feet at December 31, 2012 to 4,811 billion cubic feet at December 31, 2013. This increase was primarily due to field development activities in the Burgos and Veracruz basins.

During 2013, 903.4 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 181,670,000. The only fields containing material volumes of Mexico’s proved reserves that have remained undeveloped for five years or more are the Ayatsil, Ayín and Alux fields, which are all located offshore. These fields remain undeveloped due to delays in construction related to certain unique field characteristics. In particular, the design of the development plan for the Ayatsil field, the largest of the three, has required additional time due to the complexity of this project, which is expected to represent Pemex-Exploration and Production’s first offshore project producing extra-heavy crude oil. As of the date of these consolidated financial statements, three drilling platforms have been installed at the Ayatsil field and drilling activity is expected to begin in the near future. PEMEX also expects to continue to develop the Ayín and Alux fields during 2014.

The following three tables set forth PEMEX’s estimates of Mexico’s proved crude oil and dry gas reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2013 Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves Proved developed reserves	7,360	7,461
Proved undeveloped reserves	3,719	4,812

Total proved reserves	11,079	12,273

Note: Numbers may not total due to rounding.

(1)	PEMEX does not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source:	Pemex-Exploration and Production.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2011	2012	2013
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	11,394	11,362	11,424
Revisions(2)	824	1,012	630
Extensions and discoveries	194	103	62
Production	(1,050)	(1,053)	(1,037)

At December 31	11,362	11,424	11,079

Proved developed reserves at December 31	7,618	7,790	7,360
Proved undeveloped reserves at December 31	3,744	3,634	3,719

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
Source:	Pemex-Exploration and Production.

Dry Gas Reserves

	2011	2012	2013
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	12,494	12,734	12,713
Revisions(1)	1,592	1,377	1,010
Extensions and discoveries	249	162	89
Production(2)	(1,601)	(1,560)	(1,539)

At December 31	12,734	12,713	12,273

Proved developed reserves at December 31	7,958	7,951	7,461
Proved undeveloped reserves at December 31	4,776	4,762	4,811

Note:	Numbers may not total due to rounding.
(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source:	Pemex-Exploration and Production.

Pemex-Exploration and Production’s reserves replacement rate (“RRR”) for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. In 2013, the RRR was 67.8%, which was 36.5 percentage points lower than the 2012 RRR of 104.3%. The fact that the reserves replacement rate was less than 100% in 2013 represents a decline in Mexico’s proved reserves during this period. This decrease in the RRR was mainly due to a significant decrease in the amount of proved reserves that were added as a result of discoveries, extensions and positive revisions in 2013 as compared to 2012. Specifically, lower levels of field development activities in the ATG

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

project as well as the decrease in the number of exploratory activities carried out in the deep waters of the Gulf of Mexico, where the lack of infrastructure precluded PEMEX from booking proved reserves, contributed to the decrease in RRR in 2013.

PEMEX’s goal is to increase its RRR during 2014, in part by increasing Mexico’s proved reserves over the coming years. PEMEX aims to accomplish this primarily through development of the Ku-Maloob-Zaap, Crudo Ligero Marino and ATG projects, as well as through the performance of delineation activities. PEMEX has developed these objectives based on reserves estimates, which are subject to the uncertainty and risks associated with hydrocarbon exploration and production activities. Additionally, future decisions regarding authorized exploration and exploitation investment levels may lead to related changes.

PEMEX’s reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2013, this ratio was equal to 10.1 years for proved reserves, which represents a decrease of 1.0% as compared to the 2012 reserves production ratio of 10.2 years for proved reserves.

(f)	Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2038. This measure is presented in accordance with ASC Topic 932.

Estimated future cash inflows from production are computed by applying average prices of oil and gas of the first day of each month of 2013. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2013 to the future pre-tax net cash flows related to Mexico’s proved oil and gas reserves.

The estimated future payment of taxes was calculated based on fiscal regime applicable by decree to Pemex-Exploration and Production effective January 1, 2013 and which reformed Chapter XII of the Federal Duties Law.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands, except as noted)

Standardized measure of discounted future net cash flows as of December 31

	2013		2012		2011
	(in millions of U.S. dollars)
Future cash inflows	U.S. $	931,874	U.S. $	974,411	U.S. $	1,004,082
Future production costs (excluding taxes)		(135,211)		(124,485)		(118,123)
Future development cost		(46,339)		(46,146)		(38,521)

Future cash flows before tax		750,324		803,780		847,438
Future production and excess gains taxes		(634,371)		(664,343)		(649,023)

Future net cash flows		115,953		139,437		198,415
Effect of discounting net cash flows by 10%		(34,996)		(41,913)		(60,518)

Standardized measure of discounted future net cash flows	U.S. $	80,957	U.S. $	97,524	U.S. $	137,897

Note: Table amounts may not total due to rounding.

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2013		2012		2011
	(in millions of U.S. dollars)
Sales of oil and gas produced, net of production costs	U.S. $	(82,802)	U.S. $	(87,609)	U.S. $	(91,280)
Net changes in prices and production costs		(61,268)		(58,215)		269,575
Extensions and discoveries		4,280		6,315		7,935
Development cost incurred during the year		14,224		11,431		10,554
Changes in estimated development costs		(12,625)		(17,466)		(11,722)
Reserves revisions and timing changes		49,091		58,150		57,968
Accretion of discount of pre-tax net cash flows		54,280		56,921		29,216
Net changes in production and excess gains taxes		18,253		(9,899)		(192,730)

Aggregate change in standardized measure of discounted future net cash flows	U.S. $	(16,567)	U.S. $	(40,372)	U.S. $	79,516

Standardized measure
As of January 1		97,524		137,896		58,380
As of December 31		80,957		97,524		137,896

Change	U.S. $	(16,567)	U.S. $	(40,372)	U.S.$	79,516

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