Form 20-F
period 2014-12-31
MEXICAN PETROLEUM
filed 2015-04-30
CIK 932782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2014

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

11311 México D.F., México

(Name, telephone, e-mail and/or facsimile numbe

rand address of company contact person)

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

3.125% Notes due 2019

6.375% Bonds due 2045

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

Yes ☐ No ☒

i

Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals, and together with Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, collectively referred to as the existing subsidiary entities), comprise the state oil and gas company of the United Mexican States, which we refer to as Mexico. Petróleos Mexicanos is a productive state-owned company of the Federal Government of Mexico, which we refer to as the Mexican Government, and each of the subsidiary entities is a decentralized public entity of the Mexican Government. Each of Petróleos Mexicanos and the existing subsidiary entities is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 1 and listed in Note 3(a) to our consolidated financial statements incorporated in Item 18 are incorporated into the consolidated financial statements; these subsidiary companies are also identified with their corresponding ownership percentages in “––Consolidated Structure of PEMEX” on page 4. Petróleos Mexicanos, the subsidiary entities and the subsidiary companies are collectively referred to as “PEMEX” or “we.” As of the date of this report, we are in the process of reorganizing our corporate structure. See “Item 4—Information on the Company—History and Development—Energy Reform” for more details.

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

Our consolidated financial statements included in this report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We refer in this report to “International Financial Reporting Standards as issued by the International Accounting Standards Board” as IFRS. In addition, these financial statements were audited in accordance with the International Standards on Auditing, as required by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or the CNBV) for purposes of filing with the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or the BMV) and with the CNBV, and in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB, for purposes of filings with the U.S. Securities and Exchange Commission, or SEC.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS to reconcile such financial statements to United States Generally Accepted Accounting Principles, which we refer to as U.S. GAAP. Accordingly, while we have in the past reconciled our consolidated financial statements prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or Mexican FRS) to U.S. GAAP, those reconciliations are no longer presented in our filings with the SEC. We do, however, continue to provide the disclosure required under the U.S. Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 932 “Extractive Activities—Oil and Gas” (which we refer to as ASC Topic 932), as this is required regardless of the basis of accounting on which we prepare our financial statements.

We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 14.7180 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the SHCP) instructed us to use on December 31, 2014. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. Mexico has a free market for foreign exchange, and the Mexican Government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican Government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future. Due to the volatility of the peso/U.S. dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

SPECIAL NOTE REGARDING MEXICAN ENERGY REFORM

On December 20, 2013, amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the Mexican Constitution) were published as the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, which we refer to as the Energy Reform Decree) in the Diario Oficial de la Federación (Official Gazette of the Federation) and took effect on December 21, 2013. The Energy Reform Decree includes artículos transitorios (transitional articles) that set forth the general framework for the implementing laws that are required to give effect to the Energy Reform Decree, which we refer to as the Secondary Legislation. On August 6, 2014, the Mexican Congress completed the process of approving the Secondary Legislation, which was signed into law by the President of Mexico, Mr. Enrique Peña Nieto, and published in the Official Gazette of the Federation on August 11, 2014. The Secondary Legislation includes nine new laws, among others, the new Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Ley de Hidrocarburos (Hydrocarbons Law), as well as amendments to several existing laws. As of the date of this report, certain provisions of the Secondary Legislation, including some provisions of the Petróleos Mexicanos Law, are not yet effective. See “Item 4—Information on the Company—History and Development—Energy Reform” for more details regarding the implementation of the Secondary Legislation.

On November 18, 2014, pursuant to the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos approved the Director General’s proposal for our corporate reorganization, which provides for the future formation of the new productive state-owned subsidiaries, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene and, together with Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services and Pemex Fertilizers, collectively referred to as the new subsidiary entities). See “Item 4—Information on the Company—History and Development—Energy Reform” for more information regarding our corporate reorganization, including the acuerdos de creación (creation resolutions) for each of the new subsidiary entities that were approved by the Board of Directors of Petróleos Mexicanos on March 27, 2015 and published in the Official Gazette of the Federation on April 28, 2015.

PRESENTATION OF INFORMATION CONCERNING RESERVES

The proved hydrocarbon reserves included in this report for the year ended December 31, 2014 are those that we have the right to extract and sell based on the Mexican Government’s assignments to us in August 2014 through the process commonly referred to as Round Zero. See “Item 4—Information on the Company—History and Development—Energy Reform” for a description of the Round Zero process. The estimates of our proved reserves of crude oil and natural gas for the five years ended December 31, 2014 included in this report have been calculated according to the technical definitions required by the SEC. DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. (which we refer to as Netherland Sewell) and Ryder Scott Company, L.P. (which we refer to as Ryder Scott) conducted reserves audits of our estimates of our proved hydrocarbon reserves as of December 31, 2014 or January 1, 2015, as applicable. All reserves estimates involve some degree of uncertainty. For a description of the risks relating to reserves and reserves estimates, see “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—Information on hydrocarbon reserves in this report is based on estimates, which are uncertain and subject to revisions,” “—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, our proved hydrocarbon reserves. Reductions in our income, adjustments to our capital expenditures budget and inability to obtain financing may limit our ability to make capital investments” and “—The Mexican nation, not us, owns the hydrocarbon reserves in Mexico located in the subsoil of Mexico and our right to continue to extract these reserves is subject to the approval of the Ministry of Energy.”

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

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the Secondary Legislation;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

For a discussion of important factors that could cause actual results to differ materially from those contained in any forward-looking statement, see “Item 3—Key Information—Risk Factors.”

CONSOLIDATED STRUCTURE OF PEMEX
Board of Directors
Director General
Institutional Internal Control Unit
Corporate Office of Planning, Coordination and Performance
Corporate Finance Office
Corporate Office of Management and Services
Legal Office
Corporate Office of Human Resources
Corporate Office of Procurement and Supply
Corporate Office of Alliances and New Businesses
Internal Auditing Area
Corporate Office of Research and Technological Development
Corporate Office of Business Processes and Information Technology
Pemex – Exploration and Production
100.00%
P.M.I. Marine, Ltd.(1)
56.31%
P.M.I. Field Management Resources, S.L.(2)
43.69%
99.99%
P.M.I. Campos Maduros SANMA, S. de R.L. de C.V.(3)
0.01%
Pemex – Gas and Basic Petrochemicals
100.00%
Mex Gas Internacional, S.L.(4)
Pemex - Refining
Pemex - Petrochemicals
99.998%
PPQ Cadena Productiva, S.L.(2)
0.002%
P.M.I. Comercio Internacional, S.A. de C.V.(3)
98.33%
P.M.I. Holdings, B.V.(5)
100.00%
P.M.I. Holdings Petróleos España, S.L.(4)
100.00%
71.70%
P.M.I. Norteamérica, S.A. de C.V.(3)
28.30%
55.55%
P.M.I. Services North America, Inc.(6)
44.45%
51.50%
P.M.I. Trading, Ltd.(1)
48.50%
100.00%
P.M.I Holdings North America, Inc.(6)
99.99%
0.01%
PMI Infraestructura de Desarrollo, S.A. de C.V.(3)
1.00%
Pro-Agroindustria, S.A. de C.V.(3)
99.00%
1.00%
PMI Azufre Industrial, S.A. de C.V.(3)
99.00%
51.00%
Hijos de J. Barreras, S.A.(2)
P.M.I. Services, B.V.(5)
100.00%
Pemex Internacional España, S.A.(2)
100.00%
Kot Insurance Co. AG(7)
100.00%
Pemex Procurement International, Inc.(6)
100.00%
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.(3)
100.00%
98.98%
III Servicios, S.A. de C.V.(3)
0.02%
Pemex Finance, Ltd.(8)
Corporate Operations of Petróleos Mexicanos
The PMI Group
The Subsidiary Entities and their subsidiary companies
Other Subsidiary Companies
(1) Incorporated in Ireland
(2) Incorporated in Spain
(3) Incorporated in Mexico
(4) Redomiciled in Spain
(5) Incorporated in the Netherlands
(6) Incorporated in the United States
(7) Redomiciled in Switzerland
(8) Incorporated in the Cayman Islands

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected statement of comprehensive income, statement of financial position and cash flows data set forth below as of and for the four years ended December 31, 2014 have been derived from, and should be read in conjunction with, our consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014, which are included in Item 18 of this report. Our consolidated financial statements for each of the fiscal years ended December 31, 2011 and 2012 were audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm. Our consolidated financial statements for each of the fiscal years ended December 31, 2013 and 2014 were audited by Castillo Miranda y Compañía, S.C. (which we refer to as BDO Mexico), an independent registered public accounting firm. Certain amounts in the consolidated financial statements for the years ended December 31, 2012 and 2013 have been reclassified to conform the presentation of the amounts in the consolidated financial statements for the year ended December 31, 2014. These reclassifications are not significant to the consolidated financial statements and had no impact on our consolidated net income.

Selected Financial Data of PEMEX

	Year ended December 31,(1)(2)
	2011		2012		2013		2014		2014(3)
			(in millions of pesos, except ratios)						(in millions of U.S. dollars)
Statement of Comprehensive Income Data
Net sales	Ps.	1,558,454	Ps.	1,646,912	Ps.	1,608,205	Ps.	1,586,728	U.S. $	107,809
Operating income		861,311		905,339		727,622		615,480		41,818
Financing income		4,198		2,532		8,736		3,014		205
Financing cost		(35,154)		(46,011)		(39,586)		(51,559)		(3,503)
Derivative financial instruments (cost) income—Net		(1,697)		(6,258)		1,311		(9,439)		(641)
Exchange (loss) gain—Net		(60,143)		44,846		(3,951)		(76,999)		(5,232)
Net (loss) income for the period		(106,942)		2,600		(170,058)		(265,543)		(18,042)
Statement of Financial Position Data (end of period)
Cash and cash equivalents		114,977		119,235		80,746		117,989		8,017
Total assets		1,981,374		2,024,183		2,047,390		2,128,368		144,610
Long-term debt		672,657		672,618		750,563		997,384		67,766
Total long-term liabilities		1,624,752		2,059,445		1,973,446		2,561,930		174,068
Total equity (deficit)		103,177		(271,066)		(185,247)		(767,721)		(52,162)
Statement of Cash Flows
Depreciation and amortization		127,380		140,538		148,492		143,075		9,721
Acquisition of wells, pipelines, properties, plant and equipment(4)		167,014		197,509		245,628		230,679		15,673
Other Financial Data
Ratio of earnings to fixed charges(5)(6)		—		1.01		—		—		—

(1)	We have not included selected consolidated financial data as of and for the year ended December 31, 2010, as we began presenting our financial statements in accordance with IFRS for the fiscal year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011. Based on such adoption and transition dates, we were not required to prepare financial statements in accordance with IFRS as of and for the year ended December 31, 2010 and therefore are unable to present selected financial data in accordance with IFRS for this period without unreasonable effort and expense.
(2)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to our consolidated financial statements included herein.
(3)	Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the SHCP for accounting purposes of Ps. 14.7180 = U.S. $1.00 at December 31, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(4)	Includes capitalized financing cost. See Note 10 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
(5)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest within rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.
(6)	Earnings for the years ended December 31, 2011, 2013 and 2014 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 106,476 million, Ps. 165,217 million and Ps. 283,640 million for the years ended December 31, 2011, 2013 and 2014, respectively.
Source:	PEMEX’s consolidated financial statements, prepared in accordance with IFRS, as it relates to the Selected Statements of Comprehensive Income, Statement of Financial Position and Statement of Cash Flows Data; and Petróleos Mexicanos, as it relates to Other Financial Data.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

Period	Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period End
2010	13.194	12.156	12.635	12.383
2011	14.254	11.505	12.464	13.951
2012	14.365	12.625	13.140	12.964
2013	13.433	11.976	12.857	13.098
2014	14.794	12.846	13.370	14.750
November 2014	13.921	13.536	13.615	13.921
December 2014	14.794	13.936	14.520	14.750
2015
January 2015	15.005	14.564	14.700	15.005
February 2015	15.103	14.748	14.917	14.939
March 2015	15.582	14.933	15.237	15.245
April 2015(2)	15.428	14.803	15.177	15.383

(1)	Average of month-end rates, except for 2014 and 2015 monthly exchange rates.
(2)	For the period from April 1, 2015 to April 24, 2015.

Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve.

The noon buying rate for cable transfers in New York reported by the Federal Reserve on April 24, 2015 was Ps. 15.383 = U.S. $1.00.

RISK FACTORS

Risk Factors Related to Our Operations

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond our control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations or international laws, political and other events in major oil and natural gas producing and consuming nations and actions taken by oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments (which we refer to as DFIs) related to oil and gas.

When international crude oil, petroleum product and/or natural gas prices are low, we earn less revenue and, therefore, generate lower cash flows and earn less income before taxes and duties because our costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, we earn more revenue and our income before taxes and duties increases. During the first eight months of 2014, the Mexican crude oil export price rose to more than U.S. $100.00 per barrel, and the weighted average price for the year was U.S. $86.00 per barrel. However, beginning in September 2014, crude oil prices experienced a sharp decline, and in December 2014, the weighted average Mexican crude oil export price fell to a low of U.S. $45.45 per barrel. This sharp decline of crude oil prices had a direct effect on our results of operations for the year ended December 31, 2014 and our financial condition as of December 31, 2014, and the continuation of prices at or around these levels or future declines in international crude oil and natural gas prices will have similar effects. During the first month of 2015, the weighted average Mexican crude oil export price declined further to U.S. $37.36 per barrel. These fluctuations may also affect estimates of the amount of Mexico’s hydrocarbon reserves that we have the right to extract and sell. See “—Risk Factors Related to our Relationship with the Mexican Government—Information on hydrocarbon reserves in this report is based on estimates, which are uncertain and subject to revisions” below in this Item 3 and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Hydrocarbon Price Risk.”

We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror.

We are subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of our facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, our business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, oil spills, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert our crude oil, natural gas or refined products from our pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of life.

Our facilities are also subject to the risk of sabotage, terrorism and cyber attacks. In July 2007, two of our pipelines were attacked. In September 2007, six different sites were attacked and 12 of our pipelines were affected. The occurrence of these incidents related to the production, processing and transportation of oil and oil products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean-up and repair expenses, equipment damage and damage to our facilities. A shutdown of the affected facilities could disrupt our production and increase our production costs. As of the date of this report, there have been no similar occurrences since 2007. Although we have established an information security program, which includes cybersecurity systems and procedures to protect our information technology, and have not yet suffered a cyber attack, if the integrity of our information technology were ever compromised due to a cyber attack, our business operations could be disrupted and our proprietary information could be lost or stolen.

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

We have a substantial amount of debt. As of December 31, 2014, our total indebtedness, including accrued interest, was approximately U.S. $77.7 billion, in nominal terms, which is a 20.8% increase as compared to our total indebtedness, including accrued interest, of approximately U.S. $64.3 billion at December 31, 2013. Our level of debt may increase further in the short or medium term and may have an adverse effect on our financial condition and results of operations. To service our debt, we have relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness.

Certain rating agencies have expressed concerns regarding the total amount of our debt, our increase in indebtedness over the last several years and our substantial unfunded reserve for retirement pensions and seniority premiums, which as of December 31, 2014 was equal to approximately U.S. $100.2 billion. Though the Secondary Legislation enables the Mexican Government to assume a portion of the pension liabilities of Petróleos Mexicanos and the subsidiary entities, the amount that this portion will represent is dependent on our ability to meet the conditions set forth in the applicable decree, and we cannot provide assurances that we will be able to meet these conditions within the specified time frame. Moreover, we cannot provide assurances that the Mexican Government’s potential assumption of any portion of our unfunded reserve in the future will eliminate the concerns of rating agencies.

Due to our heavy tax burden, we have resorted to debt financing to carry out our capital investment projects. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms, this could hamper our ability to obtain further financing as well as hamper investment in projects financed through debt. As a result, we may not be able to make the capital expenditures needed to maintain our current production levels and to maintain, as well as increase, proved hydrocarbon reserves, which may adversely affect our financial condition and results of operations. See “—Risk Factors Related to our Relationship with the Mexican Government—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, our proved hydrocarbon reserves. Reductions in our income, adjustments to our capital expenditures budget and inability to obtain financing may limit our ability to make capital investments” below in this Item 3.

We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. See “Item 4—Information on the Company—General Regulatory Framework.” Although we maintain policies and processes intended to comply with these laws, including the review of our internal control over financial reporting, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees.

If we fail to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, we and our officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on our business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner. This could adversely impact our reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our industry, which, in turn, could have adverse effects on our business, results of operations and financial condition.

Our compliance with environmental regulations in Mexico could result in material adverse effects on our results of operations.

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to our operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases our costs because it requires us to make significant capital expenditures and limits our ability to extract hydrocarbons, resulting in lower revenues. For an estimate of our accrued environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.” In addition, we have agreed with other companies to make investments to reduce our carbon dioxide emissions. See “Item 4—Information on the Company—Environmental Regulation—Global Climate Change and Carbon Dioxide Emissions Reduction.”

Risk Factors Related to Mexico

The effects of the implementation of the new legal framework applicable to the energy sector in Mexico are uncertain but likely to be material, and may have a negative impact on us in the short and medium term.

The enactment of the Secondary Legislation implementing the reforms to the Mexican energy sector that were contemplated in the Energy Reform Decree has had a significant effect on us, and these effects could be adverse to our interests in the short and medium term, as further described below.

As part of the implementation of the Energy Reform Decree, the Mexican Government announced the results of Round Zero in August 2014, through which we were assigned oil and gas exploration and extraction rights in certain areas in Mexico. We are required to comply with the exploration plans and development plans for the extraction of hydrocarbons that we submitted to the Secretaría de Energía (Ministry of Energy) in connection with our assignments. If we fail to comply with our exploration and development for extraction plans within the specified time period authorized by Ministry of Energy, our rights to continue exploring and developing the underlying areas may be revoked, which may adversely affect our operating results and financial condition. See “—Risk Factors Related to our Relationship with the Mexican Government—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, our proved hydrocarbon reserves. Reductions in our income, adjustments to our capital expenditures budget and inability to obtain financing may limit our ability to make capital investments” below in this Item 3.

Although, as of the date of this report, we remain the only entity that conducts exploration and extraction activities in Mexico, the Secondary Legislation allows the Mexican Government to enter into agreements with other oil and gas companies to conduct these activities. As a result, we expect to face competition for the right to explore and develop new oil and gas reserves in Mexico. See “—Risk Factors Related to our Relationship with the Mexican Government—Increased competition in the Mexican energy sector may have a negative impact on our results of operations and financial conditions” below in this Item 3. While the participation of other oil and gas companies in the Mexican energy sector is intended to provide a new source of revenues for the Mexican Government and thereby reduce its reliance on our revenues, we cannot provide assurances that the amount of our payments to the Mexican Government will significantly decrease in the near future. See “—Risk Factors Related to our Relationship with the Mexican Government—We make significant payments to the Mexican Government, which may limit our capacity to expand our investment program” below in this Item 3.

As of the date of this report, certain provisions of the Secondary Legislation, including some provisions of the Petróleos Mexicanos Law, are not yet effective. Accordingly, the effects of the implementation remain uncertain, although these effects are likely to be material and may have a negative effect on our financial condition, results of operation and prospects in the short and medium term. Moreover, as a result of longstanding restrictions included in certain of our financing agreements that were based on the legal framework in effect before the Energy Reform Decree and the Secondary Legislation were enacted, these effects may cause us to default on these agreements in the event that we are unable to amend them or obtain waivers from our lenders, as may be required in connection with the ongoing implementation of the Secondary Legislation. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Amendments to Certain Financing Agreements” for more information regarding the waivers and amendments that we have obtained as of the date of this report.

Economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. These events could also lead to increased volatility in the financial markets, thereby affecting our ability to obtain new financing and service our debt. Additionally, the Mexican Government recently cut spending in response to a downward trend in international crude oil prices, and it may cut spending in the future. See “—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us and it could limit our ability to satisfy our external debt obligations or could reorganize or transfer us or our assets” below in this Item 3. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect our business and ability to service our debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, our financial condition and our ability to service our debt.

Changes in Mexico’s exchange control laws may hamper our ability to service our foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into other currencies. However, we cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso. In the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. Mexican Government policies preventing us from exchanging pesos into U.S. dollars could hamper our ability to service our foreign currency obligations, including our debt, the majority of which is denominated in currencies other than pesos.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. On December 1, 2012, Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), formally assumed office for a six-year term as the President of Mexico. As of the date of this report, no political party holds a simple majority in either house of the Mexican Congress. On June 7, 2015, federal elections will take place in Mexico to elect 500 federal deputies of the Mexican Congress.

Mexico has experienced a period of increasing criminal activity, which could affect our operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that we produce. In response, the Mexican Government has implemented various security measures and strengthened its military and police forces, and we have also established various strategic measures aimed at decreasing incidents of theft and other criminal activity directed at our facilities and products. See “Item 8—Financial Information—Legal Proceedings—Actions Against the Illicit Market in Fuels.” Despite these efforts, criminal activity continues to exist in Mexico, some of which may target our facilities and products. These activities, their possible escalation and the violence associated with them may have a negative impact on our financial condition and results of operations.

Risk Factors Related to our Relationship with the Mexican Government

The Mexican Government controls us and it could limit our ability to satisfy our external debt obligations or could reorganize or transfer us or our assets.

We are controlled by the Mexican Government and our annual budget, which is approved by the Cámara de Diputados (Chamber of Deputies), can be adjusted by the Mexican Government, as described below. Pursuant to the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company on October 7, 2014. The Petróleos Mexicanos Law establishes a special regime governing, among other things, our budget, debt levels and administrative liabilities, which took effect on December 2, 2014, with the exception of certain provisions. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy, as well as discretion with respect to certain elements of our budget. Notwithstanding this increased autonomy, the Mexican Government still controls us and has the power to adjust our financial balance goal, which represents our targeted net cash flow for the fiscal year based on our projected revenues and expenses, and the ceiling on our annual wage and salary expenditures. The Mexican Government’s authority to adjust our annual budget may compromise our ability to develop our reserves and to successfully compete with other oil and gas companies that enter the Mexican energy sector. See “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments—Capital Expenditures Budget” for more information about our February 2015 budget adjustment and “—General Regulatory Framework” for more information about the Mexican Government’s authority with respect to our budget. In addition, the Mexican Government’s control over us could adversely affect our ability to make payments under any securities issued by Petróleos Mexicanos. Although Petróleos Mexicanos is wholly owned by the Mexican Government, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

The Mexican Government’s agreements with international creditors may affect our external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos’ external indebtedness was treated on the same terms as the debt of the Mexican Government and other public sector entities, and it may be treated on similar terms in any future debt restructuring. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Hydrocarbons Law that was adopted as part of the Secondary Legislation contemplates the transfer of certain of our assets to Centro Nacional de Control del Gas Natural (National Center of Natural Gas Control, or CENAGAS) in the future. The Mexican Government has the power, if the Mexican Constitution and federal law were further amended, to further reorganize our corporate structure, including a transfer of all or a portion of our assets to an entity not controlled, directly or indirectly, by the Mexican Government. The reorganization and transfer of assets contemplated by the Energy Reform Decree and the Secondary Legislation, or any other reorganization or transfer that the Mexican Government may effect, could adversely affect our production, disrupt our workforce and operations and cause us to default on certain obligations. See “—Risk Factors Related to Mexico” above in this Item 3.

We make significant payments to the Mexican Government, which may limit our capacity to expand our investment program.

We are required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit our ability to make capital investments. In 2014, approximately 47.0% of our sales revenues was used for payments to the Mexican Government in the form of taxes and duties, which constituted a substantial portion of the Mexican Government’s revenues.

The Secondary Legislation includes changes to the fiscal regime applicable to us, particularly with respect to the exploration and production activities that we carry out in Mexico. Beginning in 2016, we will begin paying a state dividend in lieu of certain of the payments that we currently may be required to pay at the discretion of the Mexican Government. This state dividend will be calculated by the SHCP as a percentage of the revenues, after taxes, that we generate through activities subject to the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) on an annual basis and approved by the Mexican Congress in accordance with the terms of the Petróleos Mexicanos Law. See “Item 8—Financial Information—Dividends” for more information. The Secondary Legislation also contemplates a new framework for taxation under which the Mexican Government is to collect revenues from other companies participating in the Mexican energy sector. Although this new framework is designed in part to reduce the Mexican Government’s reliance on payments made by us, we cannot provide assurances that we will not be required to continue to pay a large proportion of our sales revenue to the Mexican Government. See “Item 4—Taxes, Duties and Other Payments to the Mexican Government—New Fiscal Regime.” As of the date of this report, we are assessing the impact that these changes may have on us. See “—Risk Factors Related to Mexico—The effects of the implementation of the new legal framework applicable to the energy sector in Mexico are uncertain but likely to be material, and may have a negative impact on us in the short and medium term” above in this Item 3.

The Mexican Government has imposed price controls in the domestic market on our products.

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas (which we refer to as LPG), gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. When these price controls have been implemented in the past, we have not been able to pass on all of the increases in the prices of our product purchases to our customers in the domestic market. We do not control the Mexican Government’s domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect our results of operations. For more information, see “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

The Mexican nation, not us, owns the hydrocarbon reserves in Mexico located in the subsoil of Mexico and our right to continue to extract these reserves is subject to the approval of the Ministry of Energy.

The Mexican Constitution provides that the Mexican nation, not us, owns all petroleum and other hydrocarbon reserves located in the subsoil of Mexico.

Following the adoption of the Energy Reform Decree, Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and extraction activities through assignments to and agreements with us, as well as through agreements with other companies. Pursuant to the Secondary Legislation, the rights of oil and gas companies, including us, to explore and extract the petroleum and other hydrocarbon reserves located in the subsoil of Mexico is subject to the assignment of rights by the Ministry of Energy and entry into agreements pursuant to a competitive bidding process.

Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and extraction rights in Mexico. For more information, see “—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, our proved hydrocarbon reserves. Reductions in our income, adjustments to our capital expenditures budget and inability to obtain financing may limit our ability to make capital investments” below in this Item 3.

Information on hydrocarbon reserves in this report is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves set forth in this report is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. See “—Risk Factors Related to Our Operations—Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell” above in this Item 3. Pemex-Exploration and Production revises annually its estimates of hydrocarbon reserves that it is entitled to extract and sell, which may result in material revisions to these estimates. Our ability to maintain our long-term growth objectives for oil production depends on our ability to successfully develop our reserves, and failure to do so could prevent us from achieving our long-term goals for growth in production.

We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, our proved hydrocarbon reserves. Reductions in our income, adjustments to our capital expenditures budget and inability to obtain financing may limit our ability to make capital investments.

Because our ability to maintain, as well as increase, our oil production levels is highly dependent upon our ability to successfully develop existing hydrocarbon reserves and, in the long term, upon our ability to obtain the right to develop additional reserves, we continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure.

Despite these investments, the replacement rate for proved hydrocarbon reserves decreased to 18.0% in 2014, representing a decline in proved hydrocarbon reserves. See “Item 4—Information on the Company—Business Overview––Exploration and Production––Reserves” for more information about the factors leading to this decline, including the results of Round Zero. Pemex-Exploration and Production’s crude oil production decreased by 0.2% from 2011 to 2012, by 1.0% from 2012 to 2013 and by 3.7% from 2013 to 2014, primarily as a result of the decline of production in the Cantarell, ATG, Delta del Grijalva, Crudo Ligero Marino and Ixtal-Manik projects.

Upon the completion of Round Zero in August 2014, the Ministry of Energy granted us the right to continue to explore and develop areas that together contain 95.9% of the estimated proved reserves that we requested. The development of the reserves that were assigned to us, particularly the reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. Our right to develop the reserves assigned to us through Round Zero is conditioned on our ability to develop such reserves in accordance with our development plans, which were based on our technical, financial and operational capabilities at the time. See “Item 4––History and Development––Energy Reform—Assignment of Exploration and Production Rights.” We cannot provide assurances that we will have or will be able to obtain, in the time frame that we expect, sufficient resources or the technical capacity necessary to explore and extract the reserves that the Mexican Government assigned to us as part of Round Zero, or that it may grant to us in the future. We may also lose the right to continue to extract these reserves if we fail to develop them in accordance with our development plans, which could adversely affect our operating results and financial condition. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

Our ability to make capital expenditures is limited by the substantial payments that we make to the Mexican Government, the ability of the Mexican Government to adjust our annual budget and cyclical decreases in our revenues primarily related to lower oil prices. The availability of financing may limit our ability to make capital investments that are necessary to maintain current production levels and increase our proved hydrocarbon reserves. For more information, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments” and “—Energy Reform.”

Increased competition in the Mexican energy sector may have a negative impact on our results of operations and financial conditions.

Pursuant to the Hydrocarbons Law that was adopted as part of the Secondary Legislation, the Mexican Government will carry out exploration and extraction activities through assignments to, or agreements with, us and through agreements with other oil and gas companies. The oil and gas fields that we did not request or were not assigned to us pursuant to Round Zero (including the areas assigned to us on a temporary basis) are subject to competitive bidding processes open to participation by other oil and gas companies. We will not have a preferential right in any such bidding process and therefore must compete on equal terms with other oil and gas companies for the exploration and production blocks subject to bidding. We will also likely face competition in connection with certain refining, transportation and processing activities. In addition, increased competition could make it more difficult for us to hire and retain skilled personnel. For more information, see “Item 4—Information on the Company—History and Development—Energy Reform.” If we are unable to compete successfully with other oil and gas companies in the energy sector in Mexico, our results of operations and financial condition may be adversely affected.

We may claim some immunities under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.

We are public sector entities of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against us unless the U.S. court determines that we are not entitled to sovereign immunity with respect to that action. Under certain circumstances, Mexican law may limit your ability to enforce judgments against us in the courts of Mexico. We also do not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against us, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against our property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act of 1976, as amended. Finally, if you were to bring an action in Mexico seeking to enforce our obligations under any securities issued by Petróleos Mexicanos, satisfaction of those obligations may be made in pesos, pursuant to the laws of Mexico.

Our directors and officers, as well as some of the experts named in this report, reside outside the United States. Substantially all of our assets and those of most of our directors, officers and experts are located outside the United States. As a result, investors may not be able to effect service of process on our directors or officers or those experts within the United States.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT

We are the largest company in Mexico according to the June 2014 special edition of Expansión magazine, and according to the November 24, 2014 issue of Petroleum Intelligence Weekly, we were the eighth largest crude oil producer and the thirteenth largest oil and gas company in the world based on data from the year 2013.

Our executive offices are located at Avenida Marina Nacional No. 329, Colonia Petróleos Mexicanos, México, D.F. 11311, México. Our telephone number is (52-55) 1944-2500.

In March 1938, President Lázaro Cárdenas del Río nationalized the foreign-owned oil companies that were then operating in Mexico, and the Mexican Congress established Petróleos Mexicanos through the Decreto que crea la Institución Petróleos Mexicanos (Decree that creates the entity Petróleos Mexicanos), which was published in the Official Gazette of the Federation and took effect on July 20, 1938.

In July 1992, the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and Subsidiary Entities) took effect and, among other things, created Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals as decentralized public entities of the Mexican Government with the legal authority to own property and conduct business in their own names. Each of the subsidiary entities has the characteristics of a subsidiary of Petróleos Mexicanos and together, they carry out the operations that had previously been managed directly by Petróleos Mexicanos. Effective March 22, 2012, following its publication in the Official Gazette of the Federation, the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos) sets forth the structure and scope of the activities of these subsidiary entities, unless otherwise stated in the Petróleos Mexicanos Law. The principal lines of business of the existing subsidiary entities are as follows:

•	Pemex-Exploration and Production explores for and exploits crude oil and natural gas and transports, stores and markets these hydrocarbons;

•	Pemex-Refining refines petroleum products and derivatives that may be used as basic industrial raw materials and stores, transports, distributes and markets these products and derivatives;

•	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids, artificial gas and derivatives that may be used as basic industrial raw materials and stores, transports, distributes and markets these products and derivatives and produces, stores, transports, distributes and markets petrochemicals that were classified as “basic” (ethane, propane, butane, pentanes, hexane, heptane, carbon black feedstocks, natural gasoline and methane, when used as raw materials and intended for use in petrochemical industrial processes) prior to the enactment of the Hydrocarbons Law in August 2014; and

•	Pemex-Petrochemicals engages in industrial petrochemical processes and stores, distributes and markets other petrochemicals.

As of the date of this report, the activities of Petróleos Mexicanos and its subsidiary entities are regulated primarily by:

•	the Petróleos Mexicanos Law, which took effect, with the exception of certain provisions, on October 7, 2014—the day on which Petróleos Mexicanos was transformed into a productive state-owned company—and repeals the Petróleos Mexicanos Law that became effective as of November 29, 2008, which we refer to as the 2008 Petróleos Mexicanos Law; and

•	the Hydrocarbons Law, which took effect on August 12, 2014 and repeals the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Mexican Constitution Concerning Petroleum Affairs, which we refer to as the Regulatory Law).

Energy Reform

Energy Reform Decree

On December 20, 2013, amendments to Articles 25, 27 and 28 of the Mexican Constitution were signed into law by President Enrique Peña Nieto and published in the Official Gazette of the Federation as the Energy Reform Decree. The Energy Reform Decree, which includes transitional articles setting forth the general framework and timeline for the Secondary Legislation, took effect on December 21, 2013.

The key features of the Energy Reform Decree are:

•	Ownership by Mexican Nation: Solid, liquid and gaseous hydrocarbons located in the subsoil of Mexico remain the property of the Mexican nation.

•	Initial Assignments through Round Zero: The Ministry of Energy, with technical assistance from the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or NHC) determined our initial allocation of rights to continue to carry out exploration and production activities in Mexico based on our technical, financial and operational capabilities to explore for and extract hydrocarbons in an efficient and competitive manner. On March 21, 2014, we submitted to the Ministry of Energy a request that we retain rights that we believed would allow us to maintain our production and provide sufficient exploration opportunities to increase our production in the future. On August 13, 2014, the Ministry of Energy published the results of Round Zero, through which we were assigned rights to 95.9% of the proved reserves that we requested. The Ministry of Energy may assign, on an exceptional basis, additional exploration and production areas to us or other productive state-owned companies created in the future in accordance with the terms set forth in the Hydrocarbons Law. See “—Assignment of Exploration and Production Rights” below in this Item 4.

•	Booking of Reserves: Productive state-owned companies and other companies participating in the Mexican hydrocarbons industry will be allowed to report assignments or contracts and the corresponding expected benefits for accounting and financial purposes, with the understanding that any solid, liquid or gaseous hydrocarbons that are in the subsoil will remain the property of the Mexican nation.

Secondary Legislation

On August 6, 2014, the Mexican Congress completed the process of approving the Secondary Legislation, which was signed into law by President Enrique Peña Nieto and published in the Official Gazette of the Federation on August 11, 2014. The Secondary Legislation includes nine new laws, of which the following are most relevant to our operations:

•	Petróleos Mexicanos Law;

•	Hydrocarbons Law;

•	Hydrocarbons Revenue Law;

•	Ley de los Órganos Reguladores Coordinados en Materia Energética (Coordinated Energy Regulatory Bodies Law);

•	Ley de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency of Industrial Safety and Environmental Protection for the Hydrocarbons Sector Law); and

•	Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development Law).

The Secondary Legislation also includes amendments to several laws, including the following:

•	Ley Federal de las Entidades Paraestatales (Federal Law of Public Sector Entities);

•	Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability);

•	Ley General de Deuda Pública (General Law of Public Debt);

•	Ley Federal de Derechos (Federal Duties Law);

•	Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law);

•	Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services); and

•	Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público (Law of Acquisitions, Leases and Services of the Public Sector).

On October 31, 2014, the regulations relating to the Secondary Legislation, including the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), were published in the Official Gazette of the Federation. Subsequent modifications to the Regulations to the Petróleos Mexicanos Law took effect on February 9, 2015.

We describe below the key features of the Secondary Legislation that relate to the hydrocarbons sector in Mexico and our corporate structure and operations.

•	Transformation: Petróleos Mexicanos was transformed into a productive state-owned company on October 7, 2014—the day on which the Petróleos Mexicanos Law took effect, with the exception of certain provisions. As a productive state-owned company, Petróleos Mexicanos remains wholly owned by the Mexican Government and has the corporate purpose of generating economic value and increasing the income of the Mexican nation while adhering to principles of equity, as well as a social and environmental responsibility.

•	Special Regime: On December 2, 2014, upon its determination that the new Board of Directors of Petróleos Mexicanos was performing its duties and the mechanisms for our oversight, transparency and accountability had been implemented, the Ministry of Energy formally announced in the Official Gazette of the Federation that the special regime provided for in the Petróleos Mexicanos Law, which governs Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, budget, debt levels and the state dividend, had taken effect. As of the date of this report, the provisions relating to acquisitions, leases, services and public works have not yet become effective.

•	Corporate Reorganization: In accordance with the transitional articles of the Petróleos Mexicanos Law, on November 18, 2014, the Board of Directors of Petróleos Mexicanos approved the Director General’s proposal for our corporate reorganization.

Pursuant to this reorganization plan, the four existing subsidiary entities of Petróleos Mexicanos are to be transformed into two new productive state-owned subsidiaries. The first of these productive state-owned subsidiaries, Pemex Exploration and Production, will subsume the existing subsidiary entity, Pemex-Exploration and Production. The second of these productive state-owned subsidiaries, Pemex Industrial Transformation, will comprise the following existing subsidiary entities: Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

As part of this reorganization plan, the Board of Directors of Petróleos Mexicanos also approved the creation of the five new subsidiary entities described below, each of which may become an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

•	Pemex Drilling and Services: This entity is expected to subsume certain assets of the existing Pemex-Exploration and Production and will perform drilling services.

•	Pemex Logistics: This entity will provide land, maritime and pipeline transportation to us and other companies.

•	Pemex Cogeneration and Services: This entity will aim to maximize energy use in our operations by utilizing the heat and steam generated in our industrial processes.

•	Pemex Fertilizers: This entity is expected to subsume certain assets of Pemex-Petrochemicals and will integrate the ammonia production chain up to the point of sale of fertilizers.

•	Pemex Ethylene: This entity will separate the ethylene business from Pemex-Petrochemicals in order to take advantage of the integration of the ethylene production chain.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos adopted creation resolutions for each of the new subsidiary entities, which will replace the existing subsidiary entities and assume all of their rights and obligations. The creation resolutions were subsequently published in the Official Gazette of the Federation on April 28, 2015, and they are to take effect within 180 days of publication in accordance with the transitional articles included in the creation resolutions. As of the date of this report, none of the new subsidiary entities has yet been formed. Once created, the seven new subsidiary entities will assume the rights and obligations of the existing subsidiary entities.

•	Third-Party Participation and Contractual Regime: Together, the Hydrocarbons Law and the Hydrocarbons Revenue Law establish a new legal framework for the exploration and extraction of hydrocarbons through assignments and contracts, as well as the new fiscal regime through which the Mexican Government will collect revenues from participants in the Mexican hydrocarbons industry. The Hydrocarbons Law empowers the Ministry of Energy to determine the appropriate contract model for each area that is subject to a competitive bidding process, while the SHCP is responsible for determining the economic and fiscal terms of each contract. The following arrangements comprise the new contractual regime established by the Secondary Legislation for upstream activities:

•	licenses, pursuant to which a license holder is entitled to the hydrocarbons that are extracted from the subsoil;

•	production-sharing contracts, pursuant to which a contractor is entitled to receive a percentage of production;

•	profit-sharing contracts, pursuant to which a contractor is entitled to receive a percentage of the profit from the sale of the extracted hydrocarbons; and

•	service contracts, pursuant to which a contractor would receive cash payments for services performed (service contracts, together with licenses, production-sharing contracts and profit-sharing contracts are known as the contracts for the exploration and extraction of hydrocarbons, collectively referred to as contracts for exploration and extraction).

The fiscal terms of each contract for exploration and extraction are to be established in accordance with the Hydrocarbons Revenue Law. See “—Taxes, Duties and Other Payments to the Mexican Government—New Fiscal Regime” below in this Item 4.

For midstream and downstream activities, including oil refining and natural gas processing, the Hydrocarbons Law establishes a permit regime that is regulated by the Ministry of Energy and the Comisión Reguladora de Energía (Energy Regulatory Commission). The Hydrocarbons Law also sets forth the process by which entities may apply for these permits. In accordance with the transitional articles of the Hydrocarbons Law, the Energy Regulatory Commission will begin issuing permits for the retail sale of gasoline and diesel fuel in 2016. Until December 31, 2017, the Mexican Government may continue issuing pricing decrees to regulate the maximum prices for the retail sale of gasoline and diesel fuel, taking into account transportation costs between regions, inflation and the volatility of international fuel prices, among other factors. See “—Business Overview—Refining—Pricing Decrees” below in this Item 4. Beginning in 2018, the prices of gasoline and diesel fuel will be freely determined by market conditions.

•	Pipeline System: Effective August 29, 2014, CENAGAS, a decentralized public entity of the Mexican Government, was created to act as the independent administrator of the Sistema de Transporte y Almacenamiento Nacional Integrado de Gas Natural (National System for the Integrated Transportation and Storage of Natural Gas, which we refer to as to the Integrated Natural Gas System), an interconnected system comprising the national gas pipeline system and storage facilities, as well as the compression, liquefaction, decompression, regasification and other related infrastructure owned by CENAGAS or other companies participating in the system. Pursuant to the Hydrocarbons Law, Pemex-Gas and Basic Petrochemicals is required to transfer to CENAGAS the assets and contracts necessary for CENAGAS to manage the Integrated Natural Gas System. The aggregate amount of assets and contracts to be transferred to CENAGAS were valued at approximately Ps. 34.0 billion as of December 31, 2014. As of the date of this report, no transfers have yet been made.

•	Regulatory Oversight and Authority: The Federal Public Administration Organic Law, which was amended in connection with the Secondary Legislation, now grants the Ministry of Energy additional authority in connection with oil and gas activities conducted in Mexico. In addition, the Coordinated Energy Regulatory Bodies Law, which was enacted as part of the Secondary Legislation, establishes the technical and administrative authority of the NHC and the Energy Regulatory Commission over certain of our operations and the energy sector generally. The authority of these bodies is described further below.

•	The Ministry of Energy, with the technical assistance of the NHC, has the authority to grant assignments to us or other productive state-owned companies created in the future, select the oil and gas areas that will be subject to public bidding, establish the technical guidelines for bidding processes, as well as for the contracts themselves, and issue permits for oil refining, natural gas processing and the import and export of crude oil, natural gas and petroleum products.

•	The NHC is responsible for conducting the public bidding process and executing the corresponding contracts, as well as supervising oil and gas production activities. In addition, the SHCP is entrusted with establishing the economic terms for contracts assigned pursuant to the public bidding process.

•	The Energy Regulatory Commission may grant and regulate permits for the storage, transportation and distribution through pipelines of oil, gas, petroleum products and petrochemicals, regulate third-party access to transportation pipelines, as well as to the storage of hydrocarbons and their derivatives; and regulate the first-hand sale of the aforementioned products.

•	The NHC and the Energy Regulatory Commission have been vested with their own legal status and technical and administrative autonomy.

•	Safety and the Environment: The Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency of Industrial Safety and Environmental Protection for the Hydrocarbons Sector) was created to regulate and supervise activities and facilities in the hydrocarbons industry related to industrial safety and environmental protection. This agency operates as an administrative body of the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources or SEMARNAT) with technical and administrative autonomy and, among other things, supervises the decommissioning and abandonment of facilities. Relatedly, all companies participating in the hydrocarbons sector will be subject to regulations issued by this agency, including safety standards and limits on greenhouse gas emissions. This agency began its activities on March 2, 2015.

•	Mexican Oil Fund: Pursuant to the Mexican Petroleum Fund for Stabilization and Development Law, the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development) was created as a federal public trust and began operating on January 1, 2015. The fund is entrusted with receiving, administering and distributing the income that the Mexican Government derives from exploration and extraction activities carried out under assignments or agreements, excluding any tax revenues generated as a result of these activities. This public trust will first use the income to make the payments required pursuant to the various assignments or agreements; it will then transfer part of the income to various funds that finance public expenses and will allocate the remaining funds to long-term savings, including investments in financial assets. The Banco de México (the Mexican central bank) is the trustee of the fund, and the allocation of the fund’s assets is supervised by a technical committee composed of the Secretary of Energy, the Secretary of Finance and Public Credit, the Governor of Banco de México and four independent members.

•	Anticorruption: The Secondary Legislation, including the Hydrocarbons Law, includes provisions aimed at preventing and sanctioning corruption through the supervision and, if necessary, investigation and prosecution of entities, individuals and public officials participating in the Mexican energy sector.

•	Pension Liabilities: As of December 31, 2014, our unfunded reserve for retirement pensions and seniority premiums was equal to approximately U.S. $100.2 billion. The Secondary Legislation enables the Mexican Government to assume a portion of this unfunded reserve as of August 12, 2014 (as recorded in our financial statements based on actuarial computations using the relevant information as of that date) if certain conditions, including those set forth below, are met by August 12, 2015:

•	offering our new employees individualized defined contribution plans through the Sistema de Ahorro para el Retiro (Retirement Saving System) in Mexico;

•	gradually adjusting the parameters of our retirement plans, including an increase in the retirement age; and

•	the audit of our pension liabilities by the Auditoría Superior de la Federación (Superior Audit Office of the Federation).

In order to meet these conditions, we must renegotiate the collective bargaining agreement between Petróleos Mexicanos and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union), modify the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation for White Collar Employees of Petróleos Mexicanos and Subsidiary Entities) and implement an austerity program. The actual amount of our pension liabilities that this portion will represent has not yet been determined as of the date of this report.

Assignment of Exploration and Production Rights

The Ministry of Energy, with technical assistance from the NHC, evaluated our request to be assigned oil and gas exploration and extraction rights in certain areas based on our technical, financial and operational capabilities, in accordance with the Energy Reform Decree. On August 13, 2014, the Ministry of Energy published the results of Round Zero pursuant to which we were assigned rights to 95.9% of the proved reserves that we requested. Pursuant to the Hydrocarbons Law, the Ministry of Energy may assign, on an exceptional basis, additional exploration and production areas to us or other productive state-owned companies created in the future.

In connection with the Round Zero assignments, the Ministry of Energy authorized our exploration plans for the areas in which we had made commercial investments or discoveries, as well as our development plans for the extraction of hydrocarbons in producing fields. Our rights to continue conducting exploration and extraction activities in the areas assigned to us are subject to certain terms and conditions set forth in the assignment deeds granted by the Mexican Government. The assignment deeds governing our exploration areas require, among other things, that we carry out exploration activities in accordance with the authorized plan for an exploration area within the first three years of receiving the assignment; this initial period may be extended for two additional years, depending on the technical characteristics of the area, our compliance with the authorized exploration plan and our results. If a commercial discovery is made during this initial exploration phase, the assignment deeds provide that we may submit to the NHC a development plan for the extraction of hydrocarbons from the area. Upon NHC approval, we may then carry out extraction activities in accordance with our development plan. The assignment deeds governing the majority of our production areas grant us the right to carry out extraction activities for a 20-year period, subject to the requirement that we comply with the authorized development plan for a production area within the time period specified by the NHC. Our remaining production areas, which together contain approximately 398 million barrels of oil equivalent of proved reserves, were temporarily assigned to us for a two-year period in order to ensure the continuity of operations at these producing fields until they are subject to a competitive bidding round. The assignment deeds governing both our exploration and production areas include mechanisms by which the Ministry of Energy may revoke its assignments to us and retake the underlying areas.

The Hydrocarbons Law provides that once a particular area is assigned to us, we may request permission from the Ministry of Energy to migrate the assignment into the new contractual regime. The SHCP is responsible for establishing the fiscal terms of the contract for exploration and extraction to be migrated. If, in connection with the migration of an assignment, we decide to enter into a strategic joint venture with another company, commonly referred to as a “farm-out,” for the exploration and development of the underlying area, the NHC will conduct a public tender in order to select our partner. Pursuant to the Hydrocarbons Law, the Ministry of Energy will seek a favorable opinion from us with respect to the experience and the technical, financial and operational qualifications that a bidder must meet in order to participate in the bidding process.

In addition, Pemex-Exploration and Production may amend its Integrated Exploration and Production Contracts (which we refer to as Integrated E&P Contracts) and Financed Public Works Contracts (which we refer to as FPWCs) in order to align these contracts, which were entered into prior to the enactment of the Secondary Legislation, with the new contractual framework established under the Hydrocarbons Law. Accordingly, an existing Integrated E&P Contract or FPWC may be migrated into a contract for exploration and extraction upon agreement by the contract parties to the technical terms determined by the Ministry of Energy (in accordance with our favorable opinion) and the fiscal terms determined by the SHCP. Upon approval by the contract parties, the existing Integrated E&P Contract or FPWC will be replaced by the new contract for exploration and extraction without the need for a bidding process. If the contract parties do not agree to the proposed technical and fiscal terms, the original Integrated E&P Contract or FPWC will remain valid and unmodified. During 2015, we plan to migrate each of the Integrated E&P Contracts corresponding to the (i) Santuario and Magallanes fields in the Southern region of Mexico, (ii) the Altamira, Pánuco, San Andrés, Tierra Blanca, Ébano, Nejo and Arenque fields in the Northern region of Mexico, (iii) the Soledad, Amatitlán, Humapa, Pitepec, Miquetla and Miahuapan fields in the Chicontepec basin and (iv) the Carrizo field in the Samaria business unit into a contract for exploration and extraction. Similarly, we expect to migrate each of the FPWCs corresponding to the Olmos, Pirineo, Misión Cuervito, Fronterizo and Monclova fields of the Burgos business unit in the Northern region into a contract for exploration and extraction. As of the date of this report, none of the Integrated E&P Contracts or FPWCs has yet been migrated. For more information regarding these contracts, please see “—Business Overview—Exploration and Production—Integrated Exploration and Production Contracts” and “—Financed Public Works Contracts” below in this Item 4.

Competitive Bidding Rounds

In December 2014, the Ministry of Energy launched Round One, pursuant to which the areas that we did not request or were not assigned to us through Round Zero (including the areas assigned to us on a temporary basis) are to be subject to bidding by us and other companies, subject to certain requirements. Round One is expected to include a total of 169 blocks—109 exploration blocks and 60 production blocks—covering an aggregate area of approximately 28,500 square kilometers. We plan to participate in Round One, as well as in subsequent competitive bidding rounds.

As part of Round One, the Ministry of Energy will also conduct competitive bidding rounds in order to determine the partners with which we may enter into farm-out agreements for the exploration and development of certain areas that were assigned to us through Round Zero. In the short term, we have identified ten opportunities for joint ventures with other companies. The selected areas were identified on the basis of their technical complexity, capital requirements and other strategic considerations. We hope that these strategic partnerships will help us increase production levels, accelerate field development, gain access to new technologies and best practices in the industry and reduce our capital commitments. The following table sets forth, by field type, the areas that we plan to explore and develop through strategic partnerships:

Type	Area
Mature onshore fields	Rodador Ogarrio Cárdenas–Mora Samaria

Mature offshore fields	Bolontikú Sinán Ek

Heavy crude oil offshore fields	Ayatsil Tekel Utsil

Large natural gas deepwater fields	Kunah Piklis

Área Perdido deepwater fields	Trión Exploratus Maximino

New Fiscal Regime

The Hydrocarbons Revenue Law that was adopted as part of the Secondary Legislation sets forth, among other things, the fiscal terms to be established with respect to the contracts for exploration and extraction granted by the Mexican Government to us or to other companies. For more information regarding the new fiscal regime, see “—Taxes, Duties and Other Payments to the Mexican Government—New Fiscal Regime” below in this Item 4.

Capital Expenditures and Investments

The following table shows our capital expenditures, excluding maintenance, for each of the five years ended December 31, 2014, and the budget for these expenditures for 2015 and 2016. Capital expenditure amounts are derived from our budgetary records, which record these amounts on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Capital Expenditures

	Year ended December 31,(1)										Budget 2015(2)		Budget 2016
	2010		2011		2012		2013		2014
	(in millions of pesos)(3)
Pemex-Exploration and Production	Ps.	194,838	Ps.	177,059	Ps.	193,801	Ps.	212,556	Ps.	222,069	Ps.	182,633	Ps.	190,933
Pemex-Refining		22,636		25,157		28,944		29,794		39,767		41,936		42,870
Pemex-Gas and Basic Petrochemicals		3,887		3,019		4,468		5,405		7,549		6,825		4,421
Pemex-Petrochemicals		2,462		2,426		2,892		4,003		4,765		3,976		4,637
Petróleos Mexicanos		206		717		943		1,707		3,006		1,842		1,740

Total capital expenditures	Ps.	224,029	Ps.	208,378	Ps.	231,048	Ps.	253,465	Ps.	277,156	Ps.	237,212	Ps.	244,601

Note: Numbers may not total due to rounding.

(1)	Does not include capitalized interest for the years 2010, 2011, 2012, 2013, 2014, 2015 or 2016.
(2)	Amended budget, as approved by the Board of Directors of Petróleos Mexicanos on February 13, 2015.
(3)	Figures for 2010, 2011, 2012, 2013 and 2014 are stated in nominal pesos. Figures for 2015 and 2016 are stated in constant 2015 pesos.

Source: Petróleos Mexicanos.

Total Capital Expenditures

The following table sets forth our total capital expenditures by project, excluding maintenance, for the five years ended December 31, 2014, as well as the budget for such expenditures for 2015.

Capital Expenditures

	Year ended December 31,(1)(2)
	2010		2011		2012		2013		2014		Budget 2015(3)
	(in millions of pesos)(4)
Pemex-Exploration and Production

Ku-Maloob-Zaap	Ps.	18,350	Ps.	21,554	Ps.	22,720	Ps.	29,738	Ps.	34,232	Ps.	28,737
Tsimin-Xux(5)		—		—		—		13,312		19,638		14,946
Aceite Terciario del Golfo		28,262		21,919		20,864		20,049		18,943		4,620
Cantarell(6)		38,437		36,303		42,139		28,171		18,276		18,432
Crudo Ligero Marino(5)(7)		—		—		—		10,000		12,829		8,498
Burgos		29,704		19,564		17,324		10,316		11,695		6,830
Chuc(8)		2,619		3,730		7,870		9,897		10,618		11,637
Antonio J. Bermúdez(6)(9)		9,853		11,218		13,126		11,489		8,840		7,322
Ogarrio-Sánchez Magallanes(9)		—		—		—		6,693		7,020		5,148
Lakach		1,032		128		194		1,829		6,141		3,136
Delta del Grijalva		5,904		6,501		5,671		6,169		5,348		5,870
Ek-Balam		2,766		725		1,023		2,549		5,304		3,029
Integral Yaxché		3,963		1,986		2,485		3,858		4,695		6,595
Veracruz Basin(5)		—		—		—		3,703		4,262		2,962
El Golpe-Puerto Ceiba		847		1,274		2,691		3,708		4,148		3,758
Cactus-Sitio Grande(5)(10)		1,384		1,995		2,544		4,208		3,928		2,500
Bellota-Chinchorro(11)		5,518		4,912		3,101		3,607		3,739		5,474
Ixtal-Manik(5)		—		—		—		1,631		1,815		1,909
Integral Poza Rica		2,936		4,687		4,948		1,721		1,695		1,313
Jujo-Tecominoacán(6)		6,584		3,658		3,555		3,336		1,680		1,380
Tamaulipas-Constituciones		1,967		3,800		3,313		2,736		1,205		1,273
Costero Terrestre(5)		—		—		—		516		1,110		457
Cuenca de Macuspana(5)		—		—		—		614		874		852
Ayín-Alux		1,212		591		56		34		789		976
Arenque(6)		1,155		1,159		1,241		1,696		708		339
Lankahuasa(5)		—		—		—		37		33		86
Strategic Gas Program(6)(5)		27,944		27,790		29,870		1,394		—		—
Och-Uech-Kax(7)		1,160		1,084		964		80		—		—
Carmito-Artesa(10)		452		319		611		30		—		—
Caan(8)		1,112		658		1,093		27		—		—
Cárdenas(11)		1,062		226		4		—		—		—
Other Exploratory Projects(6)(12)(13)		—		—		4,208		28,070		31,403		31,500
Other Development Projects		—		—		—		—		21		58
Administrative and Technical Support		613		1,280		2,188		1,338		1,078		2,996

Total		194,838		177,059		193,801		212,556		222,069		182,633
Pemex-Refining
Fuel Quality Investments		3,313		6,571		6,558		2,801		7,814		11,418
Residual Conversion from Salamanca Refinery		64		78		155		909		1,310		1,743
Reconfiguration of Miguel Hidalgo Refinery in Tula		—		—		—		—		1,077		3,546
New Refinery in Tula		139		60		446		5,204		468		—
Tuxpan Pipeline and Storage and Distribution Terminals		823		770		597		255		275		152
Minatitlán Refinery Reconfiguration		4,633		2,850		5,366		—		—		—
Others		13,664		14,827		15,822		20,625		28,823		25,077

Total		22,636		25,157		28,944		29,794		39,767		41,936
Pemex-Gas and Basic Petrochemicals
Adaptation of Fractionation Plants and Conversion of the Liquids Sweetener at Nuevo Pemex GPC		—		—		8		53		880		533
Refurbishment, Modification and Modernization of Nationwide Pumping and Compression Stations		39		47		134		255		596		152

	Year ended December 31,(1)(2)
	2010	2011	2012	2013	2014	Budget 2015(3)
Preservation of Processing Capacity at Nuevo Pemex GPC	280	228	268	237	504	201
Conditioning of Facilities for Ethane Supply at Cactus GPC	—	—	—	105	313	357
Conservation and Modernization of the Storage Area at Coatzacoalcos Area GPC	6	—	20	71	286	223
Modernization of Areas of Transportation Products of GPCs	—	—	—	155	252	646
Integral Project of Electric Reliability at GPCs	—	—	—	—	240	332
Integral Maintenance of Pipeline Systems for Natural Gas and LPG Stage II	—	—	—	—	209	254
Modernization of Measuring, Control and Security Systems of GPCs	—	—	284	273	187	577
Integral Maintenance of Pipeline Systems for Ethane, Basic Petrochemicals and Secondary Petrochemicals	—	—	—	13	176	192
Cryogenic Plant at Poza Rica GPC	1,767	1,103	801	498	132	—
Modernization and Rehabilitation of Facilities of the Supply and Water Treatment System at Nuevo Pemex GPC	10	—	29	47	117	379
Rehabilitation of Fire Protection Network at GPCs	162	125	156	545	82	—
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline	—	24	79	36	49	—
Conservation of Operational Reliability at Poza Rica GPC	166	92	126	56	40	—
Integral Maintenance of Cryogenic Plant No. 1 at Nuevo Pemex GPC	—	—	—	—	30	42
Integral Maintenance of Gas Sweetening Plants 1, 2, 3 and 12 at Cactus GPC	—	—	—	—	30	71
Refurbishment and Modernization of Natural Gas Turbocompressors of the Cryogenic Plants at Nuevo Pemex GPC	—	—	—	—	27	223
Operational Reliability of the Pipeline Division Assets	—	—	—	—	12	61
Refurbishment and Modernization of the Processing Systems and Equipment of La Venta GPC	—	—	—	—	12	7
Project of Rehabilitation and Integration of Burners Venting System at Ciudad Pemex GPC	205	31	60	120	9	—
Petrochemical Pipelines via Agave 2004	2	—	—	—	—	—
Infrastructure for Transportation of Petrochemical Products from Nuevo Pemex-Cactus to Coatzacoalcos	2	—	—	—	—	—
Integrity Management of the Risk-Based Pipeline in the Northern Zone	—	—	—	—	—	161
Technological Upgrade of Control Systems for Liquefied Gas Terminals	—	—	—	—	—	140
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline Stage II	—	—	—	—	—	89

	Year ended December 31,(1)(2)
	2010	2011	2012	2013	2014	Budget 2015(3)
Integral Modernization of Measuring Stations	—	—	—	—	—	6
Others	1,248	1,369	2,845	3,490	3,363	2,178

Total	3,887	3,019	4,468	5,405	7,549	6,825
Pemex-Petrochemicals
Modernization and Expansion of Production Capacity of Aromatics Train I at Cangrejera PC	1,354	941	777	495	539	24
Rehabilitation of Ammonia Plant IV and Integration and Auxiliary Services for Cosoleacaque PC	—	—	—	40	480	786
Modernization of Fire Protection Network at Cangrejera PC	—	—	—	11	205	284
Infrastructure for Maintenance and Industrial Services Areas	—	—	—	24	173	251
Conditioning Infrastructure for Storage Areas to Maintain Production at Cangrejera PC	—	8	20	98	162	98
Efficiency in Storage and Distribution I	6	82	82	221	142	242
Maintaining Production Capacity of Ethane Derivatives Chain II at Morelos PC	224	78	125	163	136	84
Modernization and Optimization of Infrastructure and Auxiliary Services I	26	30	8	13	120	341
Modernization and Expansion of Production Capacity of Ethane Derivatives Chain I at Morelos PC	56	86	5	208	116	208
Maintaining Production Capacity of Auxiliary Services II	2	2	1	94	114	314
Maintaining Production Capacity of Auxiliary Services III at Cangrejera PC	42	17	7	50	113	93
Rehabilitation of Facilities for Physical Security at Morelos PC	6	1	73	51	98	46
Maintaining Production Capacity of Ethane Derivatives Chain IV at Morelos PC	4	78	206	288	89	38
Maintaining Production Capacity of Ethane Derivatives Chain II at Cangrejera PC	3	50	65	98	69	8
Maintaining Production Capacity of Ethane Derivatives Chain III at Morelos PC	—	14	2	49	52	52
Maintaining Production Capacity of Ethylene Plant at Cangrejera PC	—	—	20	375	49	14
Safety and Environmental Protection Based on Observations and Regulations IV at Morelos PC	16	14	1	19	28	101
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC	57	45	—	85	11	22
Maintaining Production Capacity, Storage and Distribution of Ammonia at Cosoleacaque PC	—	110	441	65	7	6
Cogeneration Plant in Auxiliary Services at Morelos PC	—	—	—	13	6	3
Cogeneration Plant in Auxiliary Services at Cangrejera PC	—	—	—	16	5	3
Maintaining Production Capacity of Aromatics Train II at Cangrejera PC	53	30	29	16	1	—
Maintaining Production Capacity of Auxiliary Services Infrastructure I at Pajaritos PC	7	41	125	64	—	—

	Year ended December 31,(1)(2)
	2010		2011		2012		2013		2014		Budget 2015(3)
Others		606		799		905		1,447		2,050		958

Total		2,462		2,426		2,892		4,003		4,765		3,976
Petróleos Mexicanos
Total		206		717		943		1,707		3,006		1,842

Total capital expenditures	Ps.	224,029	Ps.	208,378	Ps.	231,048	Ps.	253,465	Ps.	277,156	Ps.	237,212

Notes:	Numbers may not total due to rounding.
GPC = Gas Processing Complex.
PC = Petrochemical Complex.
(1)	Amounts based on cash basis method of accounting.
(2)	Does not include capitalized interest for the years 2010, 2011, 2012, 2013, 2014 or 2015.
(3)	Amended budget, as approved by the Board of Directors of Petróleos Mexicanos on February 13, 2015.
(4)	Figures for 2010, 2011, 2012, 2013 and 2014 are stated in nominal pesos. Figures for 2015 are stated in constant 2015 pesos.
(5)	As of January 1, 2013, the Veracruz Basin, Lankahuasa, Costero Terrestre, Crudo Ligero Marino, Ixtal-Manik, Cuenca de Macuspana and Tsimin-Xux projects (projects formerly supported by the Strategic Gas Program project resources) were designated as separate projects and funds were allocated to them as stand-alone projects and the San Manuel project (a project formerly supported by the Strategic Gas Program project resources) was separated from the Strategic Gas Program and was merged into the Cactus-Sitio Grande project.
(6)	As of January 1, 2013, the Antonio J. Bermúdez, Arenque, Cantarell, Jujo-Tecominoacán and Strategic Gas Program exploratory projects, which formerly constituted an exploratory component, were designated as separate projects and funds were allocated to them as stand-alone projects.
(7)	As of January 1, 2013, the Och-Uech-Kax project was merged into the Crudo Ligero Marino project.
(8)	As of January 1, 2013, the Caan project was merged into the Chuc project.
(9)	As of January 1, 2013, the Ogarrio-Sánchez Magallanes project was separated from the Antonio J. Bermúdez project.
(10)	As of January 1, 2013, the Carmito Artesa project was merged into the Cactus-Sitio Grande project.
(11)	As of January 1, 2012, the Cárdenas project was merged into the Bellota-Chinchorro project.
(12)	As of January 1, 2012, the Campeche Oriente exploratory project (a project formerly supported by Ku-Maloob-Zaap project resources) and the Comalcalco exploratory project (a project formerly supported by Bellota-Chinchorro project resources) were designated as separate projects and funds were allocated to them as stand-alone projects.
(13)	As of January 1, 2013, the Alosa, Chalabil, Cuichapa, Han, Holok, Lebranche, Oyamel, Pakal, Área Perdido, Tlancanán and Uchukil exploratory projects were designated as separate projects and funds were allocated to them as stand-alone projects.

Source: Petróleos Mexicanos.

Capital Expenditures Budget

The following table sets forth our approved capital expenditures budget for 2015 and estimates for the years 2016 through 2018. These figures are subject to change in accordance with our future investment plans and the provisions of subsequent budgetary approvals.

Approved Capital Expenditures Budget

	Year ended December 31,(1)
	2015(2)		2016		2017		2018
	(in millions of constant 2015 pesos)
Pemex-Exploration and Production
Ku-Maloob-Zaap	Ps.	28,737	Ps.	21,009	Ps.	24,409	Ps.	18,217
Cantarell		18,432		17,256		25,678		26,709
Tsimin-Xux(3)(4)		14,946		8,802		9,446		14,889
Chuc		11,637		7,610		12,454		10,521
Crudo Ligero Marino(3)(4)		8,498		14,952		11,460		9,878
Antonio J. Bermúdez(5)		7,322		6,127		9,751		5,943
Burgos		6,830		6,298		5,866		5,375
Integral Yaxché		6,595		8,374		6,351		9,548
Delta del Grijalva		5,870		7,598		1,886		2,345
Bellota Chinchorro		5,474		4,471		4,162		4,607
Ogarrio-Sánchez Magallanes(5)		5,148		4,550		6,054		1,222
Aceite Terciario del Golfo		4,620		9,952		9,344		10,539
El Golpe-Puerto Ceiba		3,758		2,957		1,268		1,213
Lakach		3,136		8,006		3,707		—
Ek-Balam		3,029		6,370		6,142		4,565
Veracruz Basin(3)(4)		2,962		2,417		1,819		2,021
Cactus-Sitio Grande(3)		2,500		1,683		1,406		600
Ixtal-Manik(3)(4)		1,909		1,186		2,460		6,105
Jujo-Tecominoacán		1,380		2,513		1,931		1,734
Integral Poza Rica		1,313		2,055		1,746		1,355
Tamaulipas-Constituciones		1,273		2,490		1,759		1,636
Ayín-Alux		976		436		2,364		1,337
Cuenca de Macuspana(3)(4)		852		207		36		37
Costero Terrestre(3)(4)		457		698		440		96
Arenque		339		3,469		2,042		1,568
Lankahuasa(3)(4)		86		—		—		1,004
Other Exploratory Projects(6)		31,500		36,994		52,139		72,007
Other Development Projects		58		372		—		272
Administrative and Technical Support		2,996		2,082		1,933		1,199

Total		182,633		190,933		208,051		216,543
Pemex-Refining
Fuel Quality Investments		11,418		10,701		15,891		24,075
Reconfiguration of Miguel Hidalgo Refinery in Tula		3,546		993		1,117		629
Residual Conversion from Salamanca Refinery		1,743		135		185		493
Tuxpan Pipeline and Storage and Distribution Terminals		152		—		—		—
Others		25,077		31,040		25,907		13,047

Total		41,936		42,870		43,100		38,244
Pemex-Gas and Basic Petrochemicals
Modernization of Areas of Transportation Products of GPCs		646		233		652		141
Modernization of Measuring, Control and Security Systems of GPCs		577		430		—		—
Adaptation of Fractionation Plants and Conversion of the Liquids Sweetener at Nuevo Pemex GPC		533		50		4		288
Modernization and Rehabilitation of Facilities of the Supply and Water Treatment System at Nuevo Pemex GPC		379		231		—		—
Conditioning of Facilities for Ethane Supply at Cactus GPC		357		—		—		—
Integral Project of Electric Reliability at GPCs		332		208		—		—
Integral Maintenance of Pipeline Systems for Natural Gas and LPG Stage II		254		346		246		205
Conservation and Modernization of the Storage Area at Coatzacoalcos Area GPC		223		341		297		—
Refurbishment and Modernization of Natural Gas Turbocompressors of the Cryogenic Plants at Nuevo Pemex GPC		223		—		—		—
Preservation of Processing Capacity at Nuevo Pemex GPC		201		3		34		—
Integral Maintenance of Pipeline Systems for Ethane, Basic Petrochemicals and Secondary Petrochemicals		192		258		193		—
Integrity Management of the Risk-Based Pipeline in the Northern Zone		161		246		173		1
Refurbishment, Modification and Modernization of Nationwide Pumping and Compression Stations		152		—		—		—
Technological Upgrade of Control Systems for Liquefied Gas Terminals		140		69		—		—

	Year ended December 31,(1)
	2015(2)	2016	2017	2018
	(in millions of constant 2015 pesos)
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline Stage II	89	—	—	—
Integral Maintenance of Gas Sweetening Plants 1, 2, 3 and 12 at Cactus GPC	71	212	106	106
Integral Maintenance of Cryogenic Plant No. 1 at Nuevo Pemex GPC	42	5	2	34

Operational Reliability of the Pipeline Division Assets	61	—	—	—
Refurbishment and Modernization of the Processing Systems and Equipment of La Venta GPC	7	—	—	—
Integral Modernization of Measuring Stations	6	—	—	—
Others	2,178	1,789	1,638	1,234

Total	6,825	4,421	3,344	2,009
Pemex-Petrochemicals
Rehabilitation of Ammonia Plant IV and Integration and Auxiliary Services for Cosoleacaque PC	786	—	—	—
Modernization and Optimization of Infrastructure and Auxiliary Services I	341	—	—	161
Maintaining Production Capacity of Auxiliary Services II	314	—	57	103
Modernization of Fire Protection Network at Cangrejera PC	284	—	—	131
Infrastructure for Maintenance and Industrial Services Areas	251	—	—	—
Efficiency in Storage and Distribution I	242	—	—	—
Modernization and Expansion of Production Capacity of Ethane Derivatives Chain I at Morelos PC	208	2,015	537	—
Safety and Environmental Protection Based on Observations and Regulations IV at Morelos PC	101	—	54	62
Conditioning Infrastructure for Storage Areas to Maintain Production at Cangrejera PC	98	—	22	—
Maintaining Production Capacity of Auxiliary Services III at Cangrejera PC	93	—	145	207
Maintaining Production Capacity of Ethane Derivatives Chain II at Morelos PC	84	—	78	235
Maintaining Production Capacity of Ethane Derivatives Chain III at Morelos PC	52	—	—	—
Refurbishing of Facilities for Physical Security at Morelos PC	46	—	—	—
Maintaining Production Capacity of Ethane Derivatives Chain IV at Morelos PC	38	—	—	—
Modernization and Expansion of Production Capacity of the Aromatics Train I at Cangrejera PC	24	232	149	1,473
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC	22	—	—	—
Maintaining Production Capacity of Ethylene Plant at Cangrejera PC	14	—	—	—
Maintaining Production Capacity of Ethane Derivatives Chain II at Cangrejera PC	8	—	—	—
Maintaining Production Capacity, Storage and Distribution of Ammonia at the Cosoleacaque PC	6	—	—	—
Cogeneration Plant in Auxiliary Services at Morelos PC	3	—	—	—
Cogeneration Plant in Auxiliary Services at Cangrejera PC	3	—	—	—
Others	958	2,390	2,132	2,399

Total	3,976	4,637	3,176	4,771
Petróleos Mexicanos
Total	1,842	1,740	1,509	1,500

Total Capital Expenditures Budget	237,212	244,601	259,180	263,067

Notes:	Numbers may not total due to rounding.
GPC = Gas Processing Complex.
PC = Petrochemical Complex.
(1)	Amounts based on cash basis method of accounting.
(2)	Amended budget, as approved by the Board of Directors of Petróleos Mexicanos on February 13, 2015.
(3)	As of January 1, 2013, the Veracruz, Lankahuasa, Costero Terrestre, Crudo Ligero Marino, Ixtal-Manik, Cuenca de Macuspana and Tsimin-Xux projects (projects formerly supported by the Strategic Gas Program project resources) were designated as separate projects and funds were allocated to them as stand-alone projects and the San Manuel project (a project formerly supported by the Strategic Gas Program project resources) was separated from the Strategic Gas Program and was merged into the Cactus-Sitio Grande project.
(4)	As of January 1, 2013, the Veracruz Basin, Lankahuasa, Costero Terrestre, Crudo Ligero Marino, Ixtal-Manik, Cuenca de Macuspana, Tsimin-Xux and San Manuel projects were separated from the Strategic Gas Program.
(5)	As of January 1, 2013, the Ogarrio-Sánchez Magallanes project was designated as a separate project from the Antonio J. Bermúdez project.
(6)	As of January 1, 2013, the Alosa, Chalabil, Cuichapa, Han, Holok, Lebranche, Oyamel, Pakal, Área Perdido, Tlancanán and Uchukil exploratory projects were designated as separate projects and funds were allocated to them as stand-alone projects.

Source: Petróleos Mexicanos.

Since mid-2014, the international reference prices of crude oil have fluctuated significantly. During 2014, the Mexican crude oil export price rose to more than U.S. $100.00 per barrel and the weighted average price was U.S. $86.00 per barrel. Based on its estimate that the weighted average Mexican crude oil export price would be U.S. $79.00 per barrel, the Mexican Congress initially approved our Ps. 540.0 billion capital expenditures budget for 2015.

By the end of February 2015, the weighted average Mexican crude oil export price fell to approximately U.S. $49.00 per barrel, and in January 2015 it decreased to as low as U.S. $37.36 per barrel. Given this significant decrease in oil prices and adverse global economic conditions, the Mexican Government announced that it would cut public spending by approximately Ps. 124.3 billion in 2015. Accordingly, on February 13, 2015, the Board of Directors of Petróleos Mexicanos approved a Ps. 62.0 billion, or 11.5%, budget reduction in order to meet our financial balance goal. This budget adjustment is expected to result in delays of certain projects, however, we expect to maintain our medium- and long-term growth plans without the need to incur more indebtedness than the amount included in our approved financing program for 2015. The budget adjustment approved by the Board of Directors of Petróleos Mexicanos was based on the guiding principles of: minimizing the impact on our crude oil and gas production and our reserves replacement rate; maintaining our capacity to supply petroleum products in the domestic market; minimizing the impact on the safety and reliability of our facilities and our compliance with environmental regulations; and minimizing the potential impact on our future competitiveness in the domestic petroleum products market. In addition, pursuant to the Law of Petróleos Mexicanos, the Board of Directors approved the implementation of the Programa de Austeridad y Uso Racional de Recursos (Austerity and Rational Use of Resources Program) with the aim of generating additional savings throughout the year.

In connection with the budget adjustment, we reached an agreement with the Petroleum Workers’ Union to implement a cost-savings program that is expected to decrease operating costs associated with personnel services by Ps. 10.0 billion in 2015. This decrease represents 16.1% of our total budget adjustment for 2015.

Our revised budget for 2015 includes a total of Ps. 237.2 billion in constant 2015 pesos for capital expenditures. We expect to direct Ps. 182.6 billion (or 77.0% of our total capital expenditures) to exploration and production programs in 2015. This significant investment in exploration and production activities reflects our focus on maximizing the potential of hydrocarbon reserves as we begin operating under the new framework established by the Secondary Legislation. See “—Energy Reform” above in this Item 4.

In addition, we continuously review our capital expenditures portfolio in accordance with our current and future business plans and upcoming opportunities. For the years 2015 through 2018, we have estimated the amount of financial resources that third-party partners may contribute for certain projects, including through new associations that are now possible following the implementation of the Secondary Legislation. See “—Energy Reform” above in this Item 4 for more information about these new opportunities. The following table presents our consolidated capital expenditures budget for the corresponding years and the additional capital expenditures that we estimate third-party partners may contribute to our joint projects:

	Year ended December 31,
	2015	2016	2017	2018
	(in millions of constant 2015 pesos)
PEMEX’s Consolidated Capital Expenditures Budget	Ps. 237,212	Ps. 244,601	Ps. 259,180	Ps. 263,067
Estimated Capital Expenditures Attributable to Third-Party Partners	—	104,695	90,842	74,807

Total Capital Expenditures	Ps. 237,212	Ps. 349,296	Ps. 350,022	Ps. 337,874

Our main objectives for upstream investment are to maximize our long-term economic value, and to increase and improve the quality of our oil and gas reserves, enhance Pemex-Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and compliance with environmental regulations. Our 2015 budget objectives include maintaining crude oil production at levels sufficient to satisfy domestic demand and have a surplus available for export and maintaining natural gas production levels in order to attempt to satisfy domestic demand and avoid increasing our dependence on natural gas imports.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistics and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

For information on our investment in Repsol, see “—Business Overview—PEMEX Corporate Matters—Investment in Repsol” below in this Item 4.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production’s primary objectives for 2015 include: (1) maintaining crude oil production at levels sufficient to satisfy domestic demand and have a surplus available for export; (2) maintaining natural gas production levels in order to attempt to satisfy domestic demand and avoid increasing our dependence on natural gas imports; (3) increasing the replacement rate of proved and total reserves; (4) maintaining discovery and development costs similar to those of our international competitors; and (5) improving performance in terms of industrial security and environmental protection, as well as continuing to build relationships with the communities in which we operate. Our upstream investment program seeks to meet these objectives by: maximizing the value of produced reserves; improving the quality of our product selection; and improving the reliability of our logistics and distribution services to achieve an optimal level of efficiency, while continuing to emphasize industrial safety and environmental compliance.

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital investment in exploration and production activities increased by 4.5% in 2014. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 1,291 million barrels of oil equivalent in 2014. Despite these investments, Pemex-Exploration and Production’s crude oil production decreased by 3.7% from 2013 to 2014, averaging 2,428.8 thousand barrels per day in 2014, primarily as a result of the decline of the Cantarell, Aceite Terciario del Golfo (or ATG), Delta del Grijalva, Crudo Ligero Marino and Ixtal-Manik projects, which was partially offset by increased crude oil production in the Abkatún-Pol-Chuc and Litoral de Tabasco business units. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) increased by 2.5% from 2013 to 2014, averaging 6,531.9 million cubic feet per day in 2014. This increase in natural gas production was primarily a result of higher volumes from the Ku-Maloob-Zaap and Tsimin Xux projects. Exploration drilling activity decreased by 36.8% from 2013 to 2014, from 38 exploratory wells completed in 2013 to 24 exploratory wells completed in 2014. Development drilling activity decreased by 34.9% from 2013 to 2014, from 785 development wells completed in 2013 to 511 development wells completed in 2014. In 2014, we completed the drilling of 535 wells in total. Our drilling activity in 2014 was focused on increasing the production of associated gas in the ATG and Ogarrio-Sánchez Magallanes projects and of heavy crude oil in the Cantarell and Ku-Maloob-Zaap projects.

Our well-drilling activities during 2014 led to significant onshore discoveries. The main discoveries included crude oil reserves located in the Southeastern and Veracruz basins, specifically in the Northern and Southern regions. Exploration activity in the Northern region also led to the discovery of additional non-associated gas reserves in the Burgos basin. Our current challenge with respect to these discoveries is their immediate development in order to increase current production levels.

Pemex-Exploration and Production’s production goals for 2015 include producing crude oil at a level of approximately 2,288.3 thousand barrels per day and maintaining natural gas production above 6,361.4 million cubic feet per day in order to satisfy domestic demand for natural gas. We aim to meet these production goals by managing the decline in field production through the application of primary, secondary and enhanced oil recovery processes, maintaining our infrastructure and equipment and developing extra-heavy crude oil fields.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences significant demand for its refined products. At the end of 2014, Pemex-Refining’s atmospheric distillation refining capacity reached 1,602 thousand barrels per day. In 2014, Pemex-Refining produced 1,206 thousand barrels per day of refined products as compared to 1,276 thousand barrels per day of refined products in 2013. The 5.5% decrease in refined products production was primarily due to a 5.5% decrease in the volume of crude oil supplied by producing fields, which, in turn, resulted from the 3.7% decrease in crude oil production in 2014.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes wet natural gas in order to obtain dry natural gas, LPG and other natural gas liquids. Additionally, it transports, distributes and sells natural gas and LPG throughout Mexico and produces and sells several basic petrochemical feedstocks used by Pemex-Refining and Pemex-Petrochemicals. In 2014, Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity increased to 4,523 million cubic feet per day, as compared to 4,503 million cubic feet per day in 2013. Pemex-Gas and Basic Petrochemicals processed 4,343 million cubic feet of wet natural gas per day in 2014, a 1.4% decrease from the 4,404 million cubic feet per day of wet natural gas processed in 2013. It produced 364 thousand barrels per day of natural gas liquids in 2014, a 0.6% increase from the 362 thousand barrels per day of natural gas liquids production in 2013. It also produced 3,640 million cubic feet of dry gas (which is natural gas with a methane content of more than 90.5%) per day in 2014, 1.4% less than the 3,693 million cubic feet of dry gas per day produced in 2013.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer, ethylene oxide and glycols; (3) aromatics and their derivatives, such as styrene, toluene, benzene and xylene; (4) the propylene chain and its derivatives, such as acrylonitrile and propylene; (5) the petroleum derivatives chain, such as octane base gasoline and heavy naphtha; and (6) other products such as oxygen, nitrogen and pentanes. As of September 12, 2013, the vinyl chloride and ethylene plants at the Pajaritos petrochemical complex were divested from Pemex-Petrochemicals to become part of Petroquímica Mexicana de Vinilo, S.A. de C.V. (which we refer to as PMV), a joint venture between Pemex-Petrochemicals and the Mexican chemical company Mexichem S.A.B. de C.V. (which we refer to as Mexichem). See “—Petrochemicals—Joint Venture with Mexichem” in this Item 4.

Pemex-Petrochemicals’ total annual production (excluding ethane and butane gases) decreased by 1.4% in 2014, from 7,339 thousand tons in 2013 to 7,238 thousand tons in 2014, primarily as a result of the divestment of the vinyl chloride and ethylene plants at the Pajaritos petrochemical complex from Pemex-Petrochemicals in September 2013.

International Trading

In 2014, our crude oil exports decreased by 3.9%, from 1,188.8 thousand barrels per day in 2013 to 1,142.3 thousand barrels per day in 2014. Natural gas imports increased by 5.3% in 2014, from 1,289.7 million cubic feet per day in 2013 to 1,357.8 million cubic feet per day in 2014. In 2014, the volume of exports of petrochemical products decreased by 63.5%, from 1,336.9 thousand metric tons in 2013 to 488.0 thousand metric tons in 2014, while imports of petrochemical products by increased by 15.6%, from 287.8 thousand metric tons in 2013 to 332.7 thousand metric tons in 2014. In 2014, exports of petroleum products by volume increased by 17.6%, from 164.5 thousand barrels per day in 2013 to 193.5 thousand barrels per day in 2014, while imports of petroleum products by volume also increased by 22.7%, from 516.2 thousand barrels per day in 2013 to 633.5 thousand barrels per day in 2014.

We are a major supplier of crude oil to the United States. P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI, we collectively refer to as the PMI Group) make up our international trading arm, which provides us and a number of independent customers with international trading, distribution, risk management, insurance and transportation services. The PMI Group sells, buys and transports crude oil, refined products and petrochemicals in world markets. The PMI Group also provides us with related risk management, insurance, transportation and storage services. The PMI Group has offices in Mexico City, Houston, Amsterdam, Singapore and Madrid. Our trading volume of exports and imports totaled U.S. $68,642.0 million in 2014 and U.S. $75,511.6 million in 2013, including U.S. $35,855.4 million in crude oil exports in 2014 and U.S. $42,723.2 million in 2013.

Infrastructure of PEMEX

Exploration and Production

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2014, we completed 12,725 exploration and development wells. During 2014, our average success rate for exploratory wells was 33.0% and our average success rate for development wells was 95.0%. From 2010 to 2014, we discovered 19 new crude oil fields and 28 new natural gas fields, bringing the total number of our crude oil and natural gas producing fields to 428 at the end of 2014.

Our 2014 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters of the Gulf of Mexico. These exploratory activities yielded 85.2 million barrels of oil equivalent of proved reserves in 2014. Two fields that contain non-associated gas were discovered. We continued our main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. We acquired 6,150 square kilometers of three-dimensional seismic data in 2014, of which 5,036 square kilometers, or 81.9%, was in the deep waters of the Gulf of Mexico, and 3,258 square kilometers of two-dimensional seismic data. During 2014, we successfully delineated four fields in the Gulf of Mexico, which involves the drilling of several wells to determine the extent of the reserves found at each field. However, proved reserves have not yet been booked for these fields, as the necessary facilities for development are not yet in place.

The following table summarizes our drilling activity for the five years ended December 31, 2014, all of which occurred in Mexican territory.

	Year ended December 31,
	2010	2011	2012	2013	2014
Wells initiated(1)	994	1,000	1,290	705	474
Exploratory wells initiated(1)	40	32	36	40	20
Development wells initiated(1)	954	968	1,254	665	454
Wells drilled(2)	1,303	1,034	1,238	817	535
Exploratory wells	39	33	37	38	24
Productive exploratory wells(3)	23	16	21	23	8
Dry exploratory wells	16	17	16	15	16
Success rate %	59	48	57	61	33
Development wells	1,264	1,001	1,201	779	511
Productive development wells	1,200	955	1,159	747	484
Dry development wells	64	46	42	32	26
Success rate %(4)	95	95	97	96	95
Producing wells (annual averages)	7,476	8,315	9,439	9,836	9,558
Marine region	477	500	537	559	581
Southern region	1,067	1,136	1,230	1,340	1,420
Northern region	5,932	6,679	7,672	7,937	7,557
Producing wells (at year end)(5)	7,414	8,271	9,476	9,379	9,077
Crude oil	4,406	5,193	6,188	6,164	5,598
Natural gas	3,008	3,078	3,288	3,215	3,479
Producing fields	405	416	449	454	428
Marine region	34	36	38	42	45
Southern region	98	99	101	102	97
Northern region	273	281	310	310	286
Drilling rigs	130	128	136	139	136
Kilometers drilled	2,532	2,494	3,007	1,627	1,413
Average depth by well (meters)	2,605	2,418	2,429	2,710	2,738
Discovered fields(6)	5	8	9	10	2
Crude oil	2	4	2	5	—
Natural gas	3	4	7	5	2
Crude oil and natural gas output by well (barrels of oil equivalent per day)	508	448	392	371	370
Total developed acreage (km2)(7)	8,463	8,536	8,652	8,706	8,339
Total undeveloped acreage (km2)(7)	828	987	1,040	977	1,278

Note: Numbers may not total due to rounding.

(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells.
(4)	Excludes injector wells.
(5)	All productive wells, and all other wells referred to in this table, are “net,” because we do not grant others any fractional working interests in any wells that we own; we also have not acquired any fractional working interest in wells owned by others.
(6)	Includes only fields with proved reserves.
(7)	All acreage is net because we neither grant others fractional interests nor enter into other types of production sharing arrangements.

Source: Pemex-Exploration and Production.

Extensions and Discoveries

During 2014, we discovered new sources of crude oil and natural gas reserves in two fields, all of which were discovered onshore in the Northern region. These discoveries, along with revisions, resulted in increases in our proved reserves. During 2014, in the Northeastern Marine region, revisions and the completion of 25 wells led to an increase of 459.5 million barrels of oil equivalent of proved reserves. In the Southwestern Marine region, revisions and the development of the Homol, Kuil, Onel, Xanab and Xux fields through the drilling of 24 wells led to an increase of 383.7 million barrels of oil equivalent of proved reserves. In the Northern region’s Burgos, ATG, Poza Rica-Altamira and Veracruz business units, the drilling of 327 development wells, as well as the discovery of two fields, led to the addition of 117.0 million barrels of oil equivalent of proved reserves. In the Burgos basin, the drilling and completion of two exploratory wells led to the discovery of two shale gas fields. We plan to continue to drill additional wells in this basin in order to continue assessing the potential for shale oil and gas resources in this area. Finally, in the Southern region, the drilling of 135 development wells and revisions led to a decrease of 89.8 million barrels of oil equivalent of proved reserves as a result of water production issues at several fields.

During 2013, Pemex-Exploration and Production launched a call for bids for Integrated E&P Contracts relating to fields in the ATG project. In July 2013, we entered into Integrated E&P Contracts with three companies for the development of the Humapa, Miquetla and Soledad blocks in the ATG project. In connection with the awarding of these contracts, four field laboratories in the ATG project were dismantled, resulting in a decrease in the number of completed wells in 2013, as compared to 2012. The Coyotes Laboratory, the last remaining field laboratory in the project, ended operations on August 31, 2014 and was subsequently dismantled on February 16, 2015. As of the date of this report, the ATG business unit is carrying out operations and maintenance activities in the Coyotes field. For more information, see “—Integrated Exploration and Production Contracts” below in this Item 4.

During 2014, we entered into Integrated E&P Contracts for the development of the Pitepec, Amatitlán and Miahuapán blocks in the ATG project in order to develop and exploit their hydrocarbon reserves. As of the date of this report, the Integrated E&P Contracts relating to these blocks, in addition to the Humapa, Miquetla and Soledad blocks in the ATG project, are in the process of being migrated into contracts for exploration and extraction pursuant to the Hydrocarbons Law. For more information about this migration process, see “—History and Development—Energy Reform—Assignment of Exploration and Production Rights” above in this Item 4.

Reserves

Under the Mexican Constitution, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by us. As of December 31, 2014, Pemex-Exploration and Production had been assigned rights through Round Zero corresponding to areas that together contain 95.1% of Mexico’s total proved reserves. Pemex-Exploration and Production has the right to extract, but not own, these reserves, and to sell the resulting production. Of our total proved reserves, 398 million barrels of oil equivalent have been temporarily assigned to us for a two-year period. For more information about the proved reserves assigned to us through Round Zero, see “—History and Development—Energy Reform—Assignment of Exploration and Production Rights” above in this Item 4. As of the date of this report, the exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2014 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit Pemex-Exploration and Production’s estimates of our hydrocarbon reserves. In addition, pursuant to the Reglamento de la Ley de Hidrocarburos (Regulations to the Hydrocarbons Law), the NHC reviewed and approved the proved reserves reports estimates as of December 31, 2014 provided by Pemex-Exploration and Production on March 10, 2015. These reserves estimates were then registered and published by the Ministry of Energy on March 18, 2015.

Pemex-Exploration and Production estimates reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the Society of Petroleum Engineers’ (which we refer to as the SPE) publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2014, we did not record any material increase in our proved hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of our reserves estimation efforts, we have undertaken the internal certification of our estimates of reserves since 1996. We have established certain internal controls in connection with the preparation of our proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production’s exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the Gerencia de Recursos y Reservas (Office of Resources and Reserves), the central hydrocarbon reserves management body of Pemex-Exploration and Production, review and certify such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Hydrocarbons Reserves and Resources Management Office, which additionally oversees and conducts an internal audit of the process described above, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in our reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of our personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over ten years of professional experience.

In addition to this internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of proved reserves as of December 31, 2014: Netherland Sewell; DeGolyer and MacNaughton; and Ryder Scott (we refer to these firms together as the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 97.8% of our estimated proved reserves. The remaining 2.2% of our estimated proved reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. Netherland Sewell audited the reserves in the Northeastern Marine region and Southern region, DeGolyer and MacNaughton audited the reserves in the Southwestern Marine region and Ryder Scott audited the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

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

Our total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 7.1% in 2014, from 11,079 million barrels at December 31, 2013 to 10,292 million barrels at December 31, 2014. Our proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 3.0% in 2014, from 7,360 million barrels at December 31, 2013 to 7,141 million barrels at December 31, 2014. These decreases were principally due to the fact that we were assigned less than 100% of Mexico’s total proved reserves in connection with Round Zero, as well as a decrease in field development activities, as 265 fewer wells were completed in 2014 than in 2013. The amount of crude oil, condensate and liquefiable hydrocarbon reserves added in 2014 was insufficient to offset the level of production in 2014, which amounted to 1,001 million barrels of crude oil, condensates and liquefiable hydrocarbons.

Our total proved developed and undeveloped dry gas reserves decreased by 11.5% in 2014, from 12,273 billion cubic feet at December 31, 2013 to 10,859 billion cubic feet at December 31, 2014. Our proved developed dry gas reserves decreased by 9.7% in 2014, from 7,461 billion cubic feet at December 31, 2013 to 6,740 billion cubic feet at December 31, 2014. These decreases were principally due to the fact that we were assigned less than 100% of Mexico’s total proved reserves in connection with Round Zero, as well as a decrease in field development activities. The amount of dry gas reserves added in 2014 was insufficient to offset the level of production in 2014, which amounted to 1,511 billion cubic feet of dry gas. Our proved undeveloped dry gas reserves decreased by 14.4% in 2014, from 4,811 billion cubic feet at December 31, 2013 to 4,119 billion cubic feet at December 31, 2014.

During 2014, 986.9 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 188,951 million. Field development activities, including well drilling and completion, contributed most significantly to the reclassification of proved undeveloped, probable and possible reserves to proved developed reserves, accounting for 891.1 million barrels of oil equivalent, or 90.3%, of the total amount of reclassified reserves in 2014. The only fields containing material volumes of the proved reserves that have remained undeveloped for five years or more are the Ayatsil and Ayín fields, which are both located offshore. These fields remain undeveloped due to delays in construction related to certain unique field characteristics. In particular, the design of the development plan for the Ayatsil field, the larger of the two, has required additional time due to the complexity of this project, which is expected to be Pemex-Exploration and Production’s first offshore project producing extra-heavy crude oil. As of the date of this report, three drilling platforms have been installed at the Ayatsil field and drilling activity is expected to begin in the near future. We also expect to continue developing the Ayín field during 2015.

The following three tables of crude oil and dry gas reserves set forth our estimates of our proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2014

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,141	6,740
Proved undeveloped reserves	3,151	4,119

Total proved reserves	10,292	10,859

Note: Numbers may not total due to rounding.

(1)	We do not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2010	2011	2012	2013	2014
Proved developed and undeveloped reserves	(in millions of barrels)
At January 1	11,691	11,394	11,362	11,424	11,079
Revisions(2)	515	824	1,012	630	95
Extensions and discoveries	246	194	103	62	119
Production	(1,059)	(1,050)	(1,053)	(1,037)	(1,001)

At December 31	11,394	11,362	11,424	11,079	10,292

Proved developed reserves at December 31	7,793	7,618	7,790	7,360	7,141
Proved undeveloped reserves at December 31	3,601	3,744	3,634	3,719	3,151

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2010	2011	2012	2013	2014
Proved developed and undeveloped reserves	(in billions of cubic feet)
At January 1	11,966	12,494	12,734	12,713	12,273
Revisions(1)	1,449	1,592	1,377	1,010	4
Extensions and discoveries	770	249	162	89	93
Production(2)	(1,691)	(1,601)	(1,560)	(1,539)	(1,511)

At December 31	12,494	12,734	12,713	12,273	10,859

Proved developed reserves at December 31	7,941	7,958	7,951	7,461	6,740
Proved undeveloped reserves at December 31	4,553	4,776	4,762	4,811	4,119

Note: Numbers may not total due to rounding.

(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

The following table sets forth, as of December 31, 2014, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 94.0% of our proved reserves.

	Reserves
Field	Proved(1)	Developed(1)	Undeveloped(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
Ku-Maloob-Zaap	3,112.4	2,677.6	434.8	179	25
Akal	1,564.9	1,564.9	0.0	141	0
C. Antonio J. Bermúdez(3)	1,242.9	500.6	742.3	309	143
Aceite Terciario del Golfo(4)	797.9	263.7	534.2	2,414	5,641
Jujo-Tecominoacán	582.9	395.3	187.6	39	21
Tsimin	395.2	230.4	164.8	14	9
Ayatsil	316.2	0.0	316.2	0	10
Xanab	200.7	99.3	101.5	5	8
Xux	186.4	83.3	103.1	5	12
Sihil	140.5	134.9	5.6	27	0
Ixtal	140.2	114.2	25.9	9	8
Onel	135.8	82.2	53.6	4	5
Kuil	125.8	95.5	30.3	8	5
Homol	113.8	82.4	31.5	8	4
Ek	113.0	49.2	63.8	14	5
Balam	102.5	71.8	30.7	10	1
Santuario	101.3	23.5	77.8	29	31
Lakach	93.8	0.0	93.8	0	4
Kambesah	82.6	82.6	0.0	4	0
Terra	73.8	30.5	43.4	7	10
Sinán	73.7	51.4	22.3	12	4
Sen	72.4	31.1	41.3	14	5
May	72.1	46.6	25.5	13	3
Costero	71.4	66.5	4.8	14	1
Cárdenas	64.8	50.0	14.7	10	4
Arenque	63.3	25.1	38.2	14	10
Tizón	61.7	43.1	18.6	10	3
Tekel	60.3	0.0	60.3	0	4
Pareto	60.1	23.1	37.0	6	7
Yaxché	59.2	25.3	34.0	9	8
Ixtoc	57.7	57.7	0.0	10	0
Abkatún	54.3	54.3	0.0	13	0
Tamaulipas-Constituciones	50.1	24.1	25.9	312	132
Bellota	49.2	30.0	19.1	7	5
Bolontikú	49.1	26.8	22.3	6	4
Ogarrio	48.9	44.4	4.4	117	13
Giraldas	47.9	47.9	0.0	12	0
Chuc	47.9	44.7	3.2	16	1
Eltreinta	46.6	7.3	39.3	2	24
Ébano Pánuco Cacalilao	46.6	24.1	22.5	435	321
Taratunich	46.2	46.2	0.0	8	0
Edén-Jolote	44.2	19.6	24.6	7	9
Mora	44.2	35.6	8.6	6	2
Puerto Ceiba	42.0	29.0	13.0	17	19
Kab	41.6	12.6	28.9	5	7
Ayín	41.1	0.0	41.1	0	5
Gasífero	38.6	23.1	15.5	23	12
Cuervito	38.4	18.3	20.2	95	62
Madrefil	37.5	18.6	18.9	2	1
Cuitláhuac	28.7	13.7	15.0	181	56
Nejo	27.0	25.3	1.8	321	13
San Ramón	26.9	24.4	2.5	55	9
Utsil	26.8	0.0	26.8	0	1
Lum	26.0	17.7	8.3	1	5
Chinchorro	25.8	16.8	9.0	4	4
Caparroso-Pijije-Escuintle	25.4	17.7	7.6	13	2
Poza Rica	24.6	21.8	2.8	193	15
Cactus	24.3	7.5	16.9	18	0
Chuhuk	24.2	11.2	13.0	2	4
Teotleco	23.7	16.8	6.8	9	2
Cauchy	23.7	20.0	3.7	33	0
Kax	21.7	21.7	0.0	2	0
Chiapas-Copanó	21.4	21.4	0.0	12	0
Bricol	21.4	14.9	6.5	6	1
Yagual	21.4	11.7	9.7	4	4
Rabasa	21.4	19.5	1.9	31	3
Uech	21.2	21.2	0.0	2	0
Caan	20.6	20.6	0.0	12	0
Tupilco	20.4	19.0	1.4	28	4
Ribereño	20.1	0.0	20.1	0	2
Etkal	20.0	5.4	14.5	1	3
Arcabuz-Culebra	18.8	12.4	6.4	596	47

Total	11,689.2	7,869.1	3,819.8	5,945.0	6,783.0

Our proved reserves	12,380.2	8,437.5	3,942.7
Percentage	94%	93%	97%

Note: Numbers may not total due to rounding.

(1)	Proved reserves, developed reserves and undeveloped reserves are expressed in millions of barrels of oil equivalent. To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.
(2)	Undeveloped Locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
(3)	Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.
(4)	Includes extraction assignments and temporary assignments.

Source: Pemex-Exploration and Production.

Pemex-Exploration and Production’s RRR for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. In 2014, the RRR was 18.0%, which was 49.8 percentage points lower than the 2013 RRR of 67.8%. The fact that the RRR was less than 100% in 2014 represents a decline in proved reserves during this period. This significant decrease in the RRR in 2014 as compared to 2013 primarily reflects the one-time impact of Round Zero, through which we were assigned 95.9% of the proved reserves that we had the right to extract and sell in 2013. This decrease also resulted from a reduction in field development activities, as only 511 wells were completed in 2014, which represents a 34.1% decrease as compared to 2013. If we were to include in the calculation of the RRR in 2014 the 637.2 million barrels of oil equivalent of proved reserves that were not assigned to us as part of Round Zero, the RRR for this period would have totaled 67.4%, or 0.4 percentage points lower than the 2013 RRR.

Our goal is to increase the RRR during 2015, in part by increasing proved reserves over the coming years. We aim to accomplish this primarily through the development of the Ku-Maloob-Zaap, Crudo Ligero Marino and ATG projects, as well as through the performance of delineation activities. We have developed these objectives based on reserves estimates, which are subject to the uncertainty and risks associated with hydrocarbon exploration and production activities. Additionally, future decisions regarding authorized exploration and exploitation investment levels may lead to related changes.

Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2014, this ratio was equal to 9.6 years for proved reserves, which represents a decrease of 4.9% as compared to the 2013 reserves production ratio of 10.1 years for proved reserves. For more information, see Note 25 to our consolidated financial statements included herein.

Sales Prices and Production Costs

The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 15% or more of our proved reserves.

Unit Sales Prices and Production Costs(1)

	Ku-Maloob- Zaap		Akal		Other Fields		All Fields
	(in U.S. dollars)
Year ended December 31, 2014
Average sales prices
Crude oil, per barrel	U.S. $	80.58	U.S. $	90.67	U.S. $	95.14	U.S. $	90.37
Natural gas, per thousand cubic feet	U.S. $	6.96	U.S. $	5.36	U.S. $	5.74	U.S. $	5.71
Average production costs, per barrel of oil equivalent	U.S. $	5.05	U.S. $	10.79	U.S. $	9.16	U.S. $	8.22

Year ended December 31, 2013
Average sales prices
Crude oil, per barrel	U.S. $	92.50	U.S. $	98.72	U.S. $	104.62	U.S. $	99.92
Natural gas, per thousand cubic feet	U.S. $	5.03	U.S. $	4.95	U.S. $	5.00	U.S. $	4.93
Average production costs, per barrel of oil equivalent	U.S. $	4.88	U.S. $	11.01	U.S. $	10.79	U.S. $	7.91

Year ended December 31, 2012
Average sales prices
Crude oil, per barrel	U.S. $	95.53	U.S. $	100.96	U.S. $	106.55	U.S. $	102.36
Natural gas, per thousand cubic feet	U.S. $	4.18	U.S. $	4.11	U.S. $	4.18	U.S. $	4.03
Average production costs, per barrel of oil equivalent	U.S. $	4.86	U.S. $	9.11	U.S. $	6.88	U.S. $	6.84

(1)	Average of sales prices as of the last day of each month of the year.

Source: Pemex-Exploration and Production.

In 2014, our average production cost was U.S. $8.22 per barrel of oil equivalent, and represented an increase of 3.9%, as compared to our average production cost of U.S. $7.91 per barrel in 2013. This increase resulted primarily from a 21.0% net increase in the costs associated with the maintenance of wells and related equipment and facilities and other costs, including fees for general services, and a 3.2% decrease in total hydrocarbons production in 2014 as compared to 2013, from 1,333 million barrels of oil equivalent in 2013 to 1,291 million barrels of oil equivalent in 2014.

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

Crude Oil and Natural Gas Production

In 2014, we produced an average of 2,428.8 thousand barrels per day of crude oil, 3.7% less than our average production in 2013 of 2,522.1 thousand barrels per day of crude oil. The decrease in 2014 resulted primarily from the decrease of production in the Cantarell, ATG, Delta del Grijalva, Crudo Ligero Marino and Ixtal-Manik projects. Accordingly, our average production of heavy crude oil decreased by 99.6 thousand barrels per day, or 7.3% less than the average daily production in 2013, primarily due to the natural decline in production at the fields of Cantarell business unit and an increase in the fractional water flow of its wells. This decrease was partially offset by a 0.5% increase in our average light and extra-light crude oil production in 2014, as compared to 2013, which resulted primarily from increases in production at the Onel and Chuhuk fields of the Abkatún-Pol Chuc business unit, at the Tsimín and Xanab fields of the Litoral de Tabasco business unit, at the Kambesah field of the Cantarell business unit and at the Gasífero and Bedel fields of the Veracruz business unit. Together, these fields increased production of light crude oil by approximately 140 thousand barrels per day during 2014.

Crude oil can be classified by its sulfur content. “Sour” or heavy crude oil contains 3.4% or greater sulfur content by weight and “sweet” or light crude oil contains less than 1.0% sulfur content by weight. Most of our production is classified as sour or heavy crude oil.

Pemex-Exploration and Production primarily produces four types of crude oil:

•	Altamira, a heavy crude oil;

•	Maya, a heavy crude oil;

•	Isthmus, a light crude oil; and

•	Olmeca, an extra-light crude oil.

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2014, 52% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crude oil and 48% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (62.7% of these regions’ production in 2014), although significant volumes of light crude oil are also produced there (37.3% of these regions’ production in 2014). The Southern region yields mainly light and extra-light crude oil (together, 92.3% of this region’s production in 2014), and the Northern region yields both light and extra-light crude oil (43.7% of this region’s production in 2014) and heavy crude oil (56.3% of this region’s production in 2014).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Ku-Maloob-Zaap and Cantarell business units in the Northeastern Marine region, and in the Kuil, Ixtal, Homol, Chuc, Tsimin and Xanab fields in the Southwestern Marine region. In particular, the Ku-Maloob-Zaap business unit was the most important crude oil producer in 2014, producing an average of 856.7 thousand barrels of crude oil per day in 2014, or 35.3% of our total crude oil production for the year, and 571 million cubic feet per day of natural gas, or 8.7% of our total natural gas production for the year. Our second most important business unit, the Cantarell business unit, produced an average of 374.9 thousand barrels of crude oil per day in 2014, or 15.4% of our total crude oil production for the year, and an average of 1,120.9 million cubic feet per day of natural gas, or 17.2% of our total natural gas production for the year.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2014.

Crude Oil Production

						2014 vs. 2013
	2010	2011	2012	2013	2014
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	1,380.5	1,322.8	1,280.2	1,258.3	1,160.1	(7.8)
Light crude oil(1)	561.2	580.5	614.5	638.1	691.3	8.3

Total	1,941.6	1,903.3	1,894.6	1,896.4	1,851.4	(2.4)
Southern region
Heavy crude oil	16.8	16.7	18.5	26.5	35.0	32.1
Light crude oil(1)	515.1	513.9	489.6	454.3	417.4	(8.1)

Total	531.9	530.6	508.2	480.8	452.4	(5.9)
Northern region
Heavy crude oil	66.7	77.6	86.3	80.2	70.4	(12.2)
Light crude oil(1)(2)	36.8	41.2	58.8	64.7	54.6	(15.6)

Total	103.6	118.8	145.1	144.9	125.0	(13.7)

Total heavy crude oil	1,464.0	1,417.1	1,385.0	1,365.1	1,265.5	(7.3)
Total light crude oil(1)	1,113.0	1,135.5	1,162.9	1,157.1	1,163.3	0.5

Total crude oil	2,577.0	2,552.6	2,547.9	2,522.1	2,428.8	(3.7)

Note: Numbers may not total due to rounding.

(1)	Includes extra-light crude oil.
(2)	Since 2010, includes extra-light crude oil from the Nejo field in the Burgos business unit.

Source: Pemex-Exploration and Production.

The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2014.

Crude Oil Production

						2014
	2010	2011	2012	2013	2014	vs. 2013
	(in thousands of barrels per day)					(%)
Marine regions
Ku-Maloob-Zaap	839.2	842.1	855.1	863.8	856.7	(0.8)
Cantarell	558.0	500.7	454.1	439.8	374.9	(14.8)
Litoral de Tabasco	248.1	284.4	319.2	299.2	320.4	7.1
Abkatún-Pol-Chuc	296.3	276.2	266.3	293.6	299.3	1.9

Total	1,941.6	1,903.3	1,894.6	1,896.4	1,851.4	(2.4)
Southern region
Samaria-Luna	217.5	222.7	205.1	172.5	161.4	(6.4)
Bellota-Jujo	160.2	143.4	130.3	134.3	124.8	(7.1)
Cinco Presidentes	71.7	83.5	96.0	93.1	89.1	(4.3)
Macuspana-Muspac(1)	82.4	81.1	76.8	80.9	77.0	(4.8)

Total	531.9	530.6	508.2	480.8	452.4	(5.9)
Northern region
Aceite Terciario del Golfo	41.0	52.8	68.6	66.2	48.8	(26.3)
Poza Rica-Altamira	56.5	60.2	67.8	61.5	59.8	(2.8)
Burgos(2)	1.2	2.5	4.8	8.0	5.0	(37.5)
Veracruz	4.9	3.2	4.0	9.3	11.4	22.6

Total	103.6	118.8	145.1	144.9	125.0	(13.7)

Total crude oil	2,577.0	2,552.6	2,547.9	2,522.1	2,428.8	(3.7)

Note: Numbers may not total due to rounding.

(1)	As of 2012, the Macuspana and Muspac business units were merged into the Macuspana-Muspac business unit.
(2)	As of February 2010, the Burgos business unit includes the hydrocarbons production from the Nejo field.

Source: Pemex-Exploration and Production.

The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2014, the average crude oil production from the 42 fields located in these regions was 1,851.4 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2014, the average crude oil production from the 99 fields located in this region was 452.4 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2014, the average crude oil and natural gas production in the Northern region totaled 125.0 thousand barrels of crude oil per day and 1,928.6 million cubic feet of natural gas per day, respectively, from the 307 oil and gas fields in this region.

The following table sets forth our annual natural gas production by region and business unit for the five years ended December 31, 2014.

Natural Gas Production

						2014
	2010	2011	2012	2013	2014	vs. 2013
	(in millions of cubic feet per day)					(%)
Marine regions
Cantarell	1,251.9	1,074.7	1,004.2	1,007.1	1,120.9	11.3
Litoral de Tabasco	577.6	649.3	735.6	747.6	842.6	12.7
Abkatún-Pol-Chuc	594.2	559.0	523.6	579.4	553.4	(4.5)
Ku-Maloob-Zaap	331.8	330.9	329.7	405.1	571.0	41.0

Total	2,755.4	2,613.9	2,593.1	2,739.2	3,087.9	12.7
Southern region
Samaria-Luna	773.9	715.7	695.9	606.3	583.1	(3.8)
Macuspana-Muspac(1)	580.0	571.5	542.9	515.1	490.5	(4.8)
Bellota-Jujo	305.9	288.2	297.4	319.7	288.9	(9.6)
Cinco Presidentes	104.9	116.9	116.3	129.4	152.8	18.1

Total	1,764.7	1,692.3	1,652.4	1,570.5	1,515.4	(3.5)
Northern region
Burgos(2)	1,478.4	1,344.1	1,269.3	1,286.6	1,221.0	(5.1)
Veracruz	818.9	716.7	601.2	494.5	455.3	(7.9)
Aceite Terciario del
Golfo	85.3	111.9	148.8	167.0	149.5	(10.5)
Poza Rica-Altamira	117.3	115.2	120.0	112.4	102.8	(8.5)

Total	2,499.9	2,287.8	2,139.3	2,060.6	1,928.6	(6.4)

Total natural gas	7,020.0	6,594.1	6,384.9	6,370.3	6,531.9	2.5

Note: Numbers may not total due to rounding.

(1)	As of 2012, the Macuspana and Muspac business units were merged into the Macuspana-Muspac business unit.
(2)	As of February 2010, the Burgos business unit includes the hydrocarbons production from the Nejo field.

Source: Pemex-Exploration and Production.

In 2014, the Marine regions produced 3,087.9 million cubic feet per day of natural gas, or 47.3% of our total natural gas production, an increase of 12.7% as compared to the regions’ 2013 production of 2,739.2 million cubic feet per day. In 2014, the Southern region produced 1,515.4 million cubic feet per day of natural gas, or 23.2% of our total natural gas production, a decrease of 3.5% as compared to the region’s 2013 production of 1,570.5 million cubic feet per day. In 2014, the Northern region produced 1,928.6 million cubic feet per day of natural gas, or 29.5% of our total natural gas production, a decrease of 6.4% as compared to the region’s 2013 production of 2,060.6 million cubic feet per day.

Pemex-Exploration and Production’s average natural gas production increased by 2.5% in 2014, from 6,370.3 million cubic feet per day in 2013 to 6,531.9 million cubic feet per day in 2014. Natural gas production associated with crude oil production accounted for 73.8% of total natural gas production in 2014, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. As of December 31, 2014, 186 of our 448 gas producing fields, or 41.5%, produce non-associated gas. These non-associated gas fields accounted for 26.2% of all natural gas production in 2014.

Investments in Exploration and Production

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for exploration and production were Ps. 222,069 million in 2014, as compared to Ps. 212,556 million in 2013, representing a 4.5% increase in nominal terms. Of our total capital expenditures, Ps. 34,232 million was directed to the Ku-Maloob-Zaap fields, Ps. 19,638 million was directed to the Tsimin-Xux project, Ps. 18,943 million was directed to the ATG project, Ps. 18,276 million was directed to the Cantarell fields, Ps. 12,829 million was directed to the Crudo Ligero Marino project, Ps. 11,695 million was used for development of the Burgos natural gas fields (including Ps. 3,208 million of investments made through the Financed Public Works Contracts Program, see “—Business Overview—Exploration and Production—Financed Public Works Contracts” in this Item 4), Ps. 10,618 million was directed to the Chuc project, Ps. 8,840 million was directed to the Antonio J. Bermúdez fields, Ps. 7,020 million was directed to the Ogarrio-Sánchez Magallanes project and Ps. 5,348 million was directed to the Delta del Grijalva fields. During 2014, expenditures for these ten projects amounted to 66.4% of all our capital expenditures for exploration and production. The remaining 33.6% amounted to Ps. 74,630 million in nominal terms, which was directed to the 16 remaining projects, as well as to other exploratory projects and administrative and technical support.

2015 Exploration and Production Capital Expenditures Budget. For 2015, Pemex-Exploration and Production has a total capital expenditures budget of Ps. 182,633 million, as compared to Ps. 222,069 million of capital expenditures made in 2014, representing a decrease of 17.8%. The 2015 budget includes all of the 26 ongoing strategic exploration and production projects, Ps. 31,500 million in other exploratory projects and Ps. 58 million in other development projects. Approximately Ps. 150,543 million, or 82.4% of our 2015 capital expenditures budget, is to be allocated to projects relating to field development and pipelines. Approximately Ps. 32,090 million, or 17.6% of the total budget, will be allocated to exploration activities.

The 2015 exploration and production budget includes Ps. 28,737 million for investments in the Ku-Maloob-Zaap project, Ps. 18,432 million for the Cantarell project, Ps. 14,946 million for the Tsimin-Xux project, Ps. 11,637 million for the Chuc project, Ps. 8,498 million for the Crudo Ligero Marino project, Ps. 7,322 million for the Antonio J. Bermúdez project, Ps. 6,830 million for the Burgos project, Ps. 6,595 million for the Integral Yaxché project, Ps. 5,870 million for the Delta del Grijalva project, Ps. 5,474 million for the Bellota Chinchorro project, Ps. 5,148 million for the Ogarrio-Sánchez Magallanes project and Ps. 63,144 million for the remaining projects, as well as for other exploratory and development projects and administrative and technical support.

Exploration and Production Investment Trends. In 2014, we invested Ps. 35,082 million in nominal terms, or 15.8% of the total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 9.0% increase from the Ps. 32,179 million invested in exploration activities in 2013. In 2014, we invested Ps. 186,986 million in nominal terms, or 84.2% of the total capital expenditures for Pemex-Exploration and Production, in development activities, which represents a 3.7% increase from the Ps. 180,377 million invested in development activities in 2013.

In 2015, we have budgeted Ps. 32,090 million, or 17.6% of total capital expenditures, for exploration activities of Pemex-Exploration and Production, which represents an 8.5% decrease in nominal terms from the amount invested in exploration activities in 2014. For development activities in 2015, we have budgeted Ps. 150,543 million, or 82.4% of total capital expenditures, which represents a 19.5% decrease in nominal terms from the amount that Pemex-Exploration and Production invested in development activities in 2014. In 2016, we expect to invest Ps. 36,994 million, or 19.4%, of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 15.3% increase in nominal terms from the amount budgeted for 2015. In 2017, we expect to invest Ps. 52,139 million, or 25.1% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 40.9% increase in nominal terms from the amount projected for 2016. In 2018, we expect to invest Ps. 72,007 million, or 33.3% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 38.1% increase in nominal terms from the amount projected for 2017.

Our projected exploration and development capital expenditures correspond to the areas assigned to us through Round Zero, which represent the areas in which we were exploring, operating or had an interest in developing based on our operational capabilities as of August 2014. The Ministry of Energy granted us the right to explore and develop these areas with the aim of maintaining our production levels in the short term, while providing us with sufficient exploration opportunities to increase our production in the future. Given that a significant number of exploration areas were reserved by the Mexican Government for future competitive bidding rounds, we intend to carry out our strategy of increasing production and improving our RRR over time by entering into strategic joint ventures with other oil and gas companies. Through these joint ventures, we hope to gain access to new technology and international best practices, while sharing the costs associated with security, occupational health and environmental protection and minimizing our operational risks. Over time, the allocation of our capital expenditures budget may change according to the results of subsequent bidding rounds in which we participate.

The capital expenditures of Pemex-Exploration and Production have constituted 83.9% or more of our total capital expenditures in each of the last five years. In 2015, Pemex-Exploration and Production’s budgeted capital expenditures constitute 77.0% of our total.

The following table sets forth our capital expenditures related to exploration and development during the five years ended December 31, 2014.

Exploration and Development Capital Expenditures for 2010-2014

	Year ended December 31,(1)
	2010		2011		2012		2013		2014
	(in millions of nominal pesos)
Exploration	Ps.	29,474	Ps.	31,133	Ps.	33,161	Ps.	32,179	Ps.	35,082
Development		165,364		145,926		160,640		180,377		186,986

Total	Ps.	194,838	Ps.	177,059	Ps.	193,801	Ps.	212,556	Ps.	222,069

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

Source: Pemex-Exploration and Production.

The following table sets forth our estimated capital expenditures budget for exploration and development for 2015 through 2018.

Estimated Exploration and Development Capital Expenditures for 2015-2018

	Year ended December 31,(1)
	2015(2)		2016		2017		2018
	(in millions of constant 2015 pesos)
Exploration(3)	Ps.	32,090	Ps.	36,994	Ps.	52,139	Ps.	72,007
Development(3)		150,543		153,939		155,912		144,536

Total	Ps.	182,633	Ps.	190,933	Ps.	208,051	Ps.	216,543

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Revised budget, as approved by the Board of Directors of Petróleos Mexicanos on February 13, 2015.
(3)	Estimated budgets for 2016 through 2018 are based on the operating fields and exploration areas assigned to us through Round Zero, in accordance with the same criteria used in connection with the approval by the Board of Directors of Petróleos Mexicanos of the revised budget on February 13, 2015.

Source: Pemex-Exploration and Production.

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our main projects are Ku-Maloob-Zaap, Tsimin-Xux, ATG, Cantarell, Crudo Ligero Marino, Burgos, Chuc, Antonio J. Bermúdez, Ogarrio-Sánchez Magallanes and Delta del Grijalva. These projects are described below.

Ku-Maloob-Zaap Project. The Ku-Maloob-Zaap project was our most important producer of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Ayatsil, Bacab, Lum, Ku, Maloob, Tekel, Utsil and Zaap fields, and extends over an area of 305.7 square kilometers. As of December 31, 2014, there was a total of 229 wells completed, 185 of which were producing. The project produced an average of 856.7 thousand barrels of crude oil per day, 35.3% of our total production, and 571 million cubic feet of natural gas per day in 2014. As of December 31, 2014, cumulative production was 4.5 billion barrels of crude oil and 2.2 trillion cubic feet of natural gas. As of December 31, 2014, proved hydrocarbon reserves totaled 3.3 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves were 3.6 billion barrels of oil equivalent, of which 2.7 billion barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for this project were Ps. 22,720 million in 2012, Ps. 29,738 million in 2013 and Ps. 34,232 million in 2014. For 2015, we anticipate that capital expenditures will be Ps. 28,737 million and that total accumulated capital expenditures for this project will reach approximately U.S. $22.3 billion. In 2014, Pemex-Exploration and Production paid approximately U.S. $35.6 million to acquire approximately 106.8 billion cubic feet of nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant, which began operations in November 2006. In 2015, we expect to spend approximately U.S. $41.3 million to acquire approximately 108.6 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Tsimin-Xux Project. This project consists of the Tsimin and Xux fields, which include volatile oil and gas condensate reservoirs in the shallow waters of the Gulf of Mexico. The Tsimin field is located 62 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, while the Xux field is located on the continental shelf of the Gulf of Mexico, approximately ten kilometers off the coast of Tabasco. During 2014, five new wells were completed at the Tsimin field and five new wells were completed at the Xux field. During 2014, average daily production at the Tsimin-Xux project totaled 85.1 thousand barrels of crude oil and 337.1 million cubic feet of natural gas. The development plan for this project estimates that average daily production will reach 141 thousand barrels of crude oil and 661 million cubic feet of natural gas. During 2014, the sales prices of the light and extra-light crude oil produced at this field averaged more than U.S. $93 per barrel, making this one of our most important projects in terms of revenue generation.

As of December 31, 2014, cumulative production totaled 43.1 billion barrels of crude oil and 176.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 275.3 million barrels of crude oil and 1.5 trillion cubic feet of natural gas. Total proved reserves were 581.6 million barrels of oil equivalent, of which 313.7 million barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Tsimin-Xux project were Ps. 19,638 million in 2014. In 2015, we expect capital expenditures for this project to total Ps. 14,946 million.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec). The ATG project is located in the Northern region and covers an area of 4,243 square kilometers. This project comprises 29 fields, which are divided among eight sectors. As of December 31, 2014, there was a total of 4,506 wells completed, of which 2,414 were producing. The project produced an average of 48.8 thousand barrels of crude oil per day in 2014 as compared to 66.2 thousand barrels of crude oil per day in 2013, which represents a 26.3% decrease, and 149.5 million cubic feet of natural gas per day in 2014 as compared to 167.0 million cubic feet of natural gas per day in 2013, which represents a 10.5% decrease. The decrease in crude oil production was primarily due to the decline in pressure in certain reservoirs, whereas the increase in natural gas production was primarily due to the use of unconventional wells and artificial lift systems. As of December 31, 2014, cumulative production was 271.9 million barrels of crude oil and 539.8 billion cubic feet of natural gas. As of December 31, 2014, proved reserves totaled 599.3 million barrels of crude oil and 946.8 billion cubic feet of natural gas. Total proved hydrocarbon reserves were 797.9 million barrels of oil equivalent, of which 263.7 million barrels of oil equivalent were developed. During 2014, field development activities at the project included the drilling of 42 wells, and the completion of 50 wells. All 50 completed wells were classified as producing, reflecting a success factor of 100%. As of December 31, 2014, 72% of the total producing wells were operating with artificial lift systems, such as beam pumps and gas lifts, while the remaining 28% were “flowing wells” that are classified accordingly because they did not require any means of artificial lift.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the ATG project were Ps. 20,864 million in 2012, Ps. 20,049 million in 2013 and Ps. 18,943 million in 2014. For 2015, we anticipate that capital expenditures for this project will be Ps. 4,620 million and that total accumulated investments in this project will be approximately U.S. $13.1 billion.

Cantarell Project. The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kambesah, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 294.4 square kilometers. As of December 31, 2014, there was a total of 555 wells drilled in the Cantarell project, 202 of which were producing. During 2014, the Cantarell business unit, of which the Cantarell project is part, was the second most important producer of crude oil in Mexico, averaging 374.9 thousand barrels per day of crude oil. This was 14.8% less than 2013 production, which was 439.8 thousand barrels per day, as a result of the decline of crude oil reserves remaining in these fields. Natural gas production from the Cantarell business unit during 2014 averaged 1,120.9 million cubic feet per day. This was 11.3% more than the 2013 average natural gas production, which was 1,007.1 million cubic feet per day, due to the higher gas-to-oil ratio of the producing wells located close to the secondary gas-cap of the Cantarell reservoir.

As of December 31, 2014, cumulative production of the Cantarell project was 14.1 billion barrels of crude oil and 8.4 trillion cubic feet of natural gas. As of December 31, 2014, proved hydrocarbon reserves of the Cantarell project totaled 1.7 billion barrels of crude oil and 1.1 trillion cubic feet of natural gas. As of December 31, 2014, total proved reserves were 1.9 billion barrels of oil equivalent, all of which were developed.

The Akal field, which is the most important field in the Cantarell project, averaged 177.0 thousand barrels per day of crude oil production during 2014. This was 12.9% less than the average production in 2013, which was 203.3 thousand barrels per day.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Cantarell project totaled Ps. 42,139 million in 2012, Ps. 28,171 million in 2013 and Ps. 18,276 million in 2014. For 2015, we have budgeted Ps. 18,432 million for capital expenditures for the Cantarell project. By the end of 2015, we expect our capital expenditures to total approximately U.S. $41.1 billion for this project.

On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at the Cantarell project to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant began operations in 2000 and cost approximately Ps. 10,131 million. Pursuant to the terms of the agreement, Pemex-Exploration and Production has the right to acquire the nitrogen plant in the case of a default by the consortium. Pemex-Exploration and Production has the obligation to acquire the nitrogen plant if it defaults under the contract. Under the terms of the contract, Pemex-Exploration and Production has committed to purchasing 1.2 billion cubic feet per day of nitrogen from the consortium until April 2016.

During 2014, Pemex-Exploration and Production paid approximately U.S. $65.6 million under this contract for an approximate total volume of 419.2 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2015, Pemex-Exploration and Production expects to pay approximately U.S. $65.7 million under this contract for an approximate total volume of 427.5 billion cubic feet of nitrogen to be injected into the fields.

Crudo Ligero Marino Project. In 2013, the SHCP approved the designation of the Crudo Ligero Marino project as a stand-alone project, thereby separating it from the Strategic Gas Program of which it formed part from 2001 through 2012. In 2013, the Och-Uech-Kax project was integrated into this project. The main objectives for the Crudo Ligero Marino project during the years 2015 to 2037 are to continue constructing six marine structures, in addition to the marine structure completed during 2014, implement secondary recovery techniques at the May and Bolontiku fields and carry out optimization and maintenance activities at its facilities. As of December 31, 2014, a total of 90 wells had been completed at this project, of which 50 were producing. During 2014, average daily production totaled 132.1 thousand barrels of crude oil and 441.0 million cubic feet of natural gas. As of December 31, 2014, cumulative production was 0.8 billion barrels of crude oil and 2.2 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 181.6 million barrels of crude oil and 0.6 trillion cubic feet of natural gas. Total proved reserves were 296.7 million barrels of oil equivalent, of which 194.9 million barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Crudo Ligero Marino project totaled Ps. 12,829 million in 2014. For 2015, we anticipate our capital expenditures to total Ps. 8,498 million.

Burgos Project. The Burgos project is the largest producer of non-associated gas in Mexico. In 1997, Pemex-Exploration and Production initiated a development program for the Burgos natural gas fields. The purpose of the Burgos project is to enable us to meet increasing domestic demand for natural gas. The fields in Burgos accounted for 18.7% of our total natural gas production in 2014. The project is located in northeastern Mexico.

During 2014, the Burgos project produced an average of 1,221 billion cubic feet per day of natural gas. As of December 31, 2014, the drilling of 7,932 wells had been completed, 3,183 of which were producing. The most important fields are the Nejo, Arcabuz-Culebra, Cuitláhuac, Cuervito, Topo, Santa Anita and Palmito fields, which together produced 47.4% of the total production of the Burgos project in 2014.

Main Fields of the Burgos Project

(as of December 31, 2014)

	Arcabuz- Culebra	Cuitláhuac	Cuervito	Topo	Santa Anita	Nejo	Palmito
Total acreage (square kilometers)	385	238	50	43	54	202	65
Developed acreage	367	211	34	34	44	195	61
Undeveloped acreage	18	27	16	9	10	7	4
Wells completed	962	437	135	75	78	391	134
Producing wells	596	181	95	36	66	321	89
2014 production of natural gas (million cubic feet per day)	123.9	84.7	46.6	36.8	38.9	212.4	35.0
Cumulative production of natural gas (billion cubic feet)	1,959.9	736.2	172.5	134.5	230.4	346.6	98.2
Proved reserves of natural gas (billion cubic feet)	99.9	153.7	139.8	111.3	37.2	61.6	35.9
Proved developed reserves	65.1	73.1	66.6	104.2	29.3	37.6	22.3
Proved undeveloped reserves	34.7	80.6	73.2	7.1	7.9	24.1	13.6

From 2010 to 2014, exploration activities and the reclassification of reserves increased estimated proved reserves in Burgos by 526.5 million barrels of oil equivalent. Production during this period totaled 598.8 million barrels of oil equivalent. During 2014, proved reserves decreased by 84.8 million barrels of oil equivalent, from 345.8 million barrels of oil equivalent in 2013 to 261.0 million barrels of oil equivalent in 2014, primarily due to the amount of proved reserves in the Burgos project that were assigned to us in connection with Round Zero.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures (including capital expenditures made pursuant to FPWCs) for the Burgos project were Ps. 17,324 million in 2012, Ps. 10,316 million in 2013 and Ps. 11,695 million in 2014. For 2015, we anticipate that our capital expenditures for this project will amount to Ps. 6,830 million and that our total accumulated capital expenditures will reach approximately U.S. $20.0 billion.

Chuc Project. The Chuc project is the third largest producer of light crude oil in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. In 2013, the SHCP approved the integration of the Caan project into the Chuc project. This project covers an area of 213 square kilometers and has been exploited by Pemex-Exploration and Production since 1981. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, at a depth of between the 20- and 100-meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Abkatún, Batab, Caan, Ché, Chuc, Chuhuk, Etkal, Homol, Kanaab, Kuil, Onel, Pol, Taratunich and Tumut. In January 2007, the Pol and Batab projects were merged into the Chuc project. As of December 31, 2014, 108 wells had been completed, of which 84 were producing. During 2014, average production totaled 241.2 thousand barrels per day of crude oil and 417.9 million cubic feet per day of natural gas. As of December 31, 2014, cumulative production totaled 5.6 billion barrels of crude oil and 6.4 trillion cubic feet of natural gas. As of December 31, 2014, proved hydrocarbon reserves totaled 470.5 million barrels of oil and 842.3 billion cubic feet of natural gas, or 625.2 million barrels of oil equivalent. As of December 31, 2014, total proved developed reserves were 479.1 million barrels of oil equivalent.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Chuc project were Ps. 7,870 million in 2012, Ps. 9,897 million in 2013 and Ps. 10,618 million in 2014. In 2015, we expect our capital expenditures to be Ps. 11,637 million and anticipate that our total accumulated capital expenditures for this project will reach approximately U.S. $5.1 billion.

Antonio J. Bermúdez Project. In 2002, we began investing in the Antonio J. Bermúdez project, the main investment project in the Southern region and the fifth largest in Mexico. This project is designed to accelerate reserves recovery, as well as increase the recovery factor by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2014, a total of 819 wells had been completed, of which 309 were producing. During 2014, the project produced an average of 72.8 thousand barrels per day of crude oil and 220.7 million cubic feet per day of natural gas. As of December 31, 2014, cumulative production was 2.9 billion barrels of crude oil and 4.5 trillion cubic feet of natural gas. As of December 31, 2014, proved hydrocarbon reserves in this field totaled 0.7 billion barrels of crude oil and 1.9 trillion cubic feet of natural gas. As of December 31, 2014, total proved reserves were 1.2 billion barrels of oil equivalent, of which 0.5 billion were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Antonio J. Bermúdez project were Ps. 13,126 million in 2012, Ps. 11,489 million in 2013 and Ps. 8,840 million in 2014. For 2015, we anticipate that our capital expenditures for this project will be Ps. 7,322 million and that our total accumulated investments in the project will reach approximately U.S. $9.0 billion. In March 2005, we entered into a contract with Praxair México, S. de R.L. de C.V. to build, own and operate a nitrogen cryogenic plant, which was completed in June 2008. After completing testing in July 2008, we began injecting 190 million cubic feet per day of nitrogen into the project. In 2014, we paid approximately Ps. 60.1 million to acquire nitrogen from this plant, which we used to inject approximately 190.6 million cubic feet per day during 2014 for pressure maintenance in connection with the project. Between 2015 and 2022, we plan to continue to inject the same volume of nitrogen.

Ogarrio-Sánchez Magallanes Project. The Ogarrio-Sánchez Magallanes project is composed of 20 crude oil and natural gas producing fields and forms part of the Cinco Presidentes business unit. This project is located between the state borders of Veracruz and Tabasco and covers an area of 10,820 square kilometers. From a geological standpoint, this project pertains to the Isthmus Saline basin, specifically the southeastern basins at the Tertiary level. The Ogarrio-Sánchez Magallanes project is geographically bounded by the Gulf of Mexico to the north, the geological folds of the Sierra Madre of Chiapas to the south, the Tertiary basin of Veracruz to the west and the Comalcalco Tertiary basin to the east. The primary objective of this project is to increase production levels through the drilling of development wells and infill wells, which are drilled between producing wells to more efficiently recover hydrocarbon reserves, the execution of workovers of wells and the implementation of secondary and enhanced oil recovery processes. In addition, we aim to optimize the infrastructure of this project in order to counteract the decreases in production levels that result from the natural depletion of its reservoirs.

As of December 31, 2014, the Ogarrio-Sánchez Magallanes project had 621 producing wells and 54 new wells had been completed during 2014. Average daily production totaled 89.1 thousand barrels of crude oil and 152.8 million cubic feet of natural gas during 2014. As of December 31, 2014, cumulative production was 1.9 billion barrels of crude oil and 2.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 184.0 million barrels of crude oil and 253.4 billion cubic feet of natural gas. Total proved reserves were 232.0 million barrels of oil equivalent, of which 193.8 million barrels were developed. In nominal peso terms, our capital expenditures for the Ogarrio-Sánchez Magallanes project were Ps. 7,020 million in 2014. For 2015, we anticipate that our capital expenditures will total Ps. 5,148 million.

Delta del Grijalva Project. The Delta del Grijalva project is the most important project in the Southern region in terms of both oil and gas production. The project covers an area of 1,343 square kilometers and has been exploited by Pemex-Exploration and Production since 1982. As of December 31, 2014, there was a total of 180 wells drilled, of which 53 were producing. During 2014, the project produced an average of 88.6 thousand barrels per day of crude oil and 362.5 million cubic feet per day of natural gas. The most important fields are Terra, Tizón, Sen and Caparroso-Pijije-Escuintle.

•	Terra. This field covers an area of 13.7 square kilometers. As of December 31, 2014, a total of seven wells had been completed, all of which were producing. During 2014, the field produced an average of 28.5 thousand barrels per day of crude oil and 96.0 million cubic feet per day of natural gas. As of December 31, 2014, cumulative production was 27.9 million barrels of crude oil and 91.9 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 41.6 million barrels of crude oil and 131.6 billion cubic feet of natural gas. As of December 31, 2014, total proved reserves were 73.8 million barrels of oil equivalent, 30.5 million of which were developed.

•	Sen. This field covers an area of 45.1 square kilometers. As of December 31, 2014, a total of 48 wells had been completed, 14 of which were producing. During 2014, the field produced an average of 13.5 thousand barrels per day of crude oil and 36.8 million cubic feet per day of natural gas. As of December 31, 2014, cumulative production was 308.4 million barrels of crude oil and 841.2 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 43.5 million barrels of crude oil and 118.0 billion cubic feet of natural gas. As of December 31, 2014, total proved reserves were 72.4 million barrels of oil equivalent, 31.1 million of which were developed.

•	Caparroso-Pijije-Escuintle. This field covers an area of 28.2 square kilometers. As of December 31, 2014, a total of 52 wells had been completed, 13 of which were producing. During 2014, the field produced an average of 12.7 thousand barrels per day of crude oil and 39.6 million cubic feet per day of natural gas. As of December 31, 2014, cumulative production was 221.5 million barrels of crude oil and 622.5 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 13.8 million barrels of crude oil and 47.5 billion cubic feet of natural gas. As of December 31, 2014, total proved reserves were 25.4 million barrels of oil equivalent, 17.7 million of which were developed.

•	Tizón. This field covers an area of 17.8 square kilometers. As of December 31, 2014, a total of 14 wells had been completed, ten of which were producing. During 2014, the field produced an average of 26.8 thousand barrels per day of crude oil and 157.1 million cubic feet per day of natural gas. As of December 31, 2014, cumulative production was 56.1 million barrels of crude oil and 321.5 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 25.0 million barrels of crude oil and 150.0 billion cubic feet of natural gas. As of December 31, 2014, total proved reserves were 61.7 million barrels of oil equivalent, 43.1 million of which were developed.

As of December 31, 2014, cumulative production in the Delta del Grijalva project was 0.8 billion barrels of crude oil and 2.7 trillion cubic feet of natural gas. Proved hydrocarbon reserves as of December 31, 2014 totaled 138.2 million barrels of crude oil and 502.2 billion cubic feet of natural gas. As of December 31, 2014, total proved reserves were 261.1 million barrels of oil equivalent, 139.7 million of which were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Delta del Grijalva project were Ps. 5,671 million in 2012, Ps. 6,169 million in 2013 and Ps. 5,348 million in 2014. In 2015, we expect our capital expenditures to be Ps. 5,870 million, bringing our total capital expenditures for the project to approximately U.S. $3.7 billion.

Crude Oil Sales

During 2014, domestic consumption of crude oil amounted to approximately 1,161.1 thousand barrels per day, which represented 47.8% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. Maya crude oil accounted for 78.0% of exported crude oil volume sold by PMI in 2014. See “—Business Overview—International Trading” in this Item 4.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2014
	2010	2011	2012	2013	2014	vs. 2013
	(in thousands of barrels per day)					(%)
Production	2,577.0	2,552.6	2,547.9	2,522.1	2,428.8	(3.7)
Distribution
Refineries	1,190.7	1,172.3	1,211.0	1,229.1	1,161.1	(5.5)
Export terminals	1,358.0	1,342.9	1,268.3	1,190.4	1,148.6	(3.5)

Total	2,548.7	2,515.2	2,479.3	2,419.5	2,309.7	(4.5)

Statistical differences in stock measurements(1)	28.3	37.4	68.6	102.6	119.1	16.1

Note: Numbers may not total due to rounding.

(1)	Includes measurement inconsistencies, shrinkage and leakage, naphthas and condensates added to crude oil.

Source: Pemex-Exploration and Production.

Differences between the volume of crude oil measured at the wellhead and the volume distributed reflect customary adjustments due to, among other things, shifting inventories, evaporation, shrinkage and product segregation. In August 2014, we identified increases in the difference between the volumes of crude oil production and distribution. Based on an analysis conducted in coordination with the NHC, we implemented various corrective measures to improve our measurement methodology and management system, including continuously monitoring our wells, calibrating our measurement equipment and installing additional crude oil dehydration systems. To this end, sediment tanks have also been installed at marine terminals in order to accelerate water evaporation and crude oil stabilization in accordance with industry standards. In addition, crude oil barrels undergo a stabilization process in preparation for export, which involves certification by us, the buyer and a third party to verify that the contents meet international standards and contain no more than 0.5% water.

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, usually occurs as a result of operational adjustments to carry out maintenance at production facilities, and in some cases is due to limitations in the ability to handle, process or transport natural gas. In addition, the flaring of produced gas is also used as a safety measure to relieve well pressure. Gas flaring is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2014, gas flaring represented 3.8% of total natural gas production, as compared to 1.9% in 2013, primarily due to the rapid advancement of oil and gas contact at the Ku-Maloob Zaap project, the need for new wells at producing fields and the development of an artificial lift system. We continue to implement programs to reduce gas flaring and improve gas extraction efficiency, including strategies to optimize the exploitation of wells with high associated gas content at the Cantarell project.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2014, this pipeline network consisted of approximately 41,753 kilometers of pipelines, of which 1,057 kilometers were located in the Northeast Marine region, 1,014 kilometers were located in the Southeast Marine region, 8,634 kilometers were located in the Southern region, 25,879 kilometers were located in the Northern region and 5,169 kilometers are distribution and commercial pipelines. For a description of products transported by the pipeline network, see “—Business Overview—Transportation and Distribution” in this Item 4.

Financed Public Works Contracts

Our FPWC program, previously known as the Multiple Services Contracts program, was first announced in December 2001. The objective of the program is to provide a contractual framework that promotes efficient execution of public works in order to increase Mexico’s hydrocarbons production. The FPWC are public works contracts based on unit prices that aggregate a number of different services into a single contract. Under the FPWC framework, Pemex-Exploration and Production retains the rights and title to all hydrocarbons produced and works performed under each FPWC.

The following table summarizes Pemex-Exploration and Production’s existing FPWCs as of December 31, 2014.

Block	Contractor	Contract Amount (in millions of U.S. dollars)
Cuervito	PTD Servicios Múltiples, S. de R.L. de C.V.	U.S. $	260.1
Misión	Servicios Múltiples de Burgos, S.A. de C.V.		1,529.2
Fronterizo	PTD Servicios Múltiples, S. de R.L. de C.V.		265.0
Olmos	Lewis Energy México, S. de R.L. de C.V.		343.6
Pirineo	Monclova Pirineos Gas, S.A. de C.V.		645.3
Monclova	GPA Energy, S.A. de C.V.		1,070.0

Total		U.S. $	4,113.2

Source: Pemex-Exploration and Production.

On January 8, 2014, the contract corresponding to the Reynosa-Monterrey block expired and Pemex-Exploration and Production became solely responsible for the activities carried out in connection with this block.

Among other FPWC works during 2014, 28 wells were drilled in the Burgos project under the FPWC program, which represents approximately 14.0% of all wells drilled in Burgos. Also in 2014, 26 wells were completed, consisting of 24 development wells and two exploratory wells. All of these completed wells were productive. The works carried out in 2014 represented an investment of approximately U.S. $146 million. By the end of 2014, natural gas production in the existing FPWC blocks reached 212 million cubic feet per day, which represents approximately 17.0% of all natural gas production from Burgos during 2014.

On December 19, 2014, pursuant to the Regulations to the Hydrocarbons Law, Pemex-Exploration and Production, together with its counterparties, requested that the Ministry of Energy migrate the existing FPWCs governing the Misión and Olmos blocks into new contracts for exploration and extraction. In accordance with the Regulations to the Hydrocarbons Law, the Ministry of Energy is expected to propose the technical terms of the new contracts during the second quarter of 2015. If Pemex-Exploration and Production and the contractors agree to the proposed terms, they will enter into new contracts for exploration and extraction, which will replace the existing Misión and Olmos FPWCs, as well as corresponding joint operating agreements.

We expect to submit similar requests to migrate the remaining FPWCs to contracts for exploration and extraction during 2015. See “—History and Development—Energy Reform—Assignment of Exploration and Production Rights” above in this Item 4.

Integrated Exploration and Production Contracts

Our Integrated E&P Contracts program was established as part of reforms to the Mexican energy sector enacted in 2008. The objective of these Integrated E&P Contracts is to increase our execution and production capabilities. The hydrocarbons reserves located in and extracted from the areas to which we have a legal right, will continue to be owned exclusively by the Mexican Government. Under this program, payments to the contractors will be made on a per-barrel basis, plus recovery costs, provided that the payments may not exceed our cash flow from the particular block.

In August 2011, Pemex-Exploration and Production awarded its first round of Integrated E&P Contracts, relating to the Santuario, Carrizo and Magallanes fields in the Southern region in Mexico. In July and August of 2012, Pemex-Exploration and Production awarded its second round of Integrated E&P Contracts relating to Mexico’s Northern region, including four onshore blocks (Altamira, Pánuco, San Andrés and Tierra Blanca) and one offshore block (Arenque), to Petrofac, Schlumberger, Cheiron (Pico Petroleum) and Monclova Pirineos Gas/Alfacid del Norte.

On December 14, 2012, Pemex-Exploration and Production signed an Integrated E&P Contract with Grupo Diavaz, S.A. de C.V. to develop the Ébano block.

On March 1, 2013, the contract governing the Nejo block, which was previously an FPWC, was modified to adopt a structure similar to that of our Integrated E&P Contracts.

On July 11, 2013, Pemex-Exploration and Production awarded Integrated E&P Contracts for the Humapa, Miquetla and Soledad blocks to Halliburton de México S. de R.L. de C.V., Operadora de Campos DWF (part of Grupo Diavaz, S.A. de C.V.) and Petrolite de México (part of Baker Hughes Inc.), respectively. On June 2014, Pemex-Exploration and Production awarded the Integrated E&P Contract for the Pitepec block to Constructora y Perforadora Latina, S.A. de C.V. In July 2014, the Integrated E&P Contracts governing the Miahuapan and Amatitlán blocks were awarded to a consortium formed by Vitol Energy México, S. A. de C.V. and GPA Energy, S.A. de C.V.

During 2014, contractors have expended approximately U.S. $698 million in connection with Integrated E&P Contracts. By the end of 2014, production in the existing Integrated E&P blocks reached 54.6 thousand barrels per day of crude oil and 240 million cubic feet per day of natural gas, for a total of 102.6 thousand barrels of oil equivalent per day.

On December 19, 2014, pursuant to the Regulations to the Hydrocarbons Law, Pemex-Exploration and Production and its counterparties requested that the Ministry of Energy migrate the Integrated E&P Contracts governing the Santuario, Magallanes, Altamira, Arenque, Ébano, Miquetla and Pánuco blocks into new contracts for exploration and extraction. The Ministry of Energy is expected to propose the technical terms of the new contracts during the second quarter of 2015, while the fiscal terms will be proposed by the SHCP. If Pemex-Exploration and Production and the contractors agree to the proposed terms, they will enter into the new contracts for exploration and extraction, which will replace the existing Integrated E&P Contracts for the Santuario, Magallanes, Altamira, Arenque, Ébano, Miquetla and Pánuco blocks.

We expect to submit similar requests to migrate the remaining Integrated E&P Contracts to new contracts for exploration and extraction during 2015. See “—History and Development—Energy Reform—Assignment of Exploration and Production Rights” above in this Item 4.

Collaboration and Other Agreements

Pemex-Exploration and Production has entered into non-commercial scientific and technology agreements with the following parties, which as of the date of this report remain in effect:

•	Shell Exploration Company (West) B.V. and Repsol Exploración México, S.A. de C.V. during 2010;

•	Petrobank Energy and Resources, Ltd., Seabird Exploration Americas, Inc. and Total Cooperation Technique Mexique, S.A.S. during 2011;

•	BP Exploration Operating Co. Ltd. during 2012;

•	Statoil Mexico A.S., ExxonMobil Ventures Mexico Ltd., Japan Oil, Gas and Metals National Corporation, Chevron Deepwater Mexico Inc., BG North America LLC, Itera Group LLC, Ecopetrol S.A. (memorandum of understanding and cooperation signed in conjunction with Pemex-Refining and Pemex-Gas and Basic Petrochemicals), Aerojet Rocketdyne, Inc. and Oil Company Lukoil during 2013; and

•	RT Global Resources, LLC, Noble Energy Global Ventures Ltd., Bridas Corporation, Hunt Oil Company, McCombs Family Partners Ltd., BP Exploration Operating Co. Ltd., Evercore Energy Group, Pluspetrol, GALP (memorandum of understanding signed in conjunction with Pemex-Gas and Basic Petrochemicals and Petróleos Mexicanos), BHP Billiton, Diavaz Dep, S.A.P.I. de C.V., Mitsui & Co., Ltd., Total Cooperation Technique Mexique, S.A.S. (memorandum of understanding signed in conjunction with Pemex-Refining and Petróleos Mexicanos) and Japan Oil, Gas and Metals National Corporation (memorandum of understanding signed in conjunction with Pemex-Gas and Basic Petrochemicals and Petróleos Mexicanos) during 2014.

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

Refining

Refining Processes and Capacity

Pemex-Refining’s production processes include the following:

•	Atmospheric distillation. This process heats crude oil in a tube furnace at atmospheric pressure to distill refined products. The primary products produced are gasoline, kerosene, jet fuel, diesel, atmospheric gas oil and atmospheric residual crude oil.

•	Vacuum distillation. This process heats crude oil or other feedstock in a vacuum distillation column, which is operated at low pressures. The objective of this process is to maximize production of heavy vacuum gas oil, which is produced by boiling crude oil.

•	Cracking. This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

•	Visbreaking. This is a thermal cracking process, which uses a horizontal-tube heater fired to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

•	Reforming processes. These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, Pemex-Refining uses reforming processes to convert low octane gasoline into higher octane stocks that are suitable for blending into finished gasoline and to convert naphthas into more volatile, higher octane products.

•	Hydrotreatment or residual hydrocracking. This process uses a catalyst and hydrogen at high temperature and pressure to remove sulfur, nitrogen and some aromatic compounds. Hydrotreatment also processes some lighter liquid product off-take.

•	Alkylation and isomerization. This polymerization process unites olefins and isoparaffins. Butylenes and isobutanes are combined with sulfuric acid or hydrofluoric acid to rearrange straight-chain hydrocarbon molecules into branched-chain products. Pentanes and hexanes, which are difficult to reform, are isomerized through the use of aluminum chloride and other precious-metal catalysts. Normal butane may be isomerized to provide a portion of the isobutane feed needed for the alkylation process. The process produces a high octane, low sensitivity blending agent for gasoline.

•	Coking. This process is a severe method of thermal cracking used to upgrade heavy residuals into lighter products or distillates. Coking produces straight-run gasoline (coker naphtha) and various middle-distillate fractions used as catalytic feedstock, thus generating a concentrated solid material called coke of petroleum.

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2010	2011	2012	2013	2014
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,540.0	1,690.0	1,690.0	1,690.0	1,602.0
Vacuum distillation	754.0	832.0	832.0	832.0	767.5
Cracking	380.5	422.5	422.5	422.5	422.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	279.3	279.3	279.3	279.3	279.3
Hydrotreatment	1,010.1	1,067.5	1,067.5	1,067.5	1,067.5
Alkylation and isomerization	128.5	141.9	155.3	155.3	154.3
Coking	100.0	155.8	155.8	155.8	155.8

Source: Base de Datos Institucional (Pemex Institutional Database, or Pemex BDI).

As of December 31, 2014, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries consist of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2014, our refineries processed 1,155 thousand barrels per day of crude oil (181 thousand barrels per day at Cadereyta, 111 thousand barrels per day at Madero, 167 thousand barrels per day at Minatitlán, 171 thousand barrels per day at Salamanca, 270 thousand barrels per day at Salina Cruz and 255 thousand barrels per day at Tula), which in total consisted of 658 thousand barrels per day of Olmeca and Isthmus crude oil and 497 thousand barrels per day of Maya crude oil.

Since 1993, through our subsidiary company, P.M.I. Norteamérica, S.A. de C.V., we have participated in a limited partnership with Shell Oil Company in a refinery located in Deer Park, Texas, which has the capacity to process 340 thousand barrels per day of crude oil. Under the Deer Park Limited Partnership agreement, P.M.I. Norteamérica, S.A. de C.V. and Shell Oil Company each provide 50% of the refinery’s crude oil input and own 50% of the refinery’s output. This agreement is limited to the specific purpose of operating the Deer Park refinery.

Production

Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. Pemex-Refining produced 1,206 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2014, a decrease of 5.5% from 2013 levels. This decrease in refined products production was mainly due to a 5.5% decrease in the volume of crude oil supplied by producing fields, which, in turn, resulted from the 3.7% decrease in crude oil production in 2014.

The following table sets forth, by category, Pemex-Refining’s production of petroleum products from 2010 through 2014.

Pemex-Refining Production

	Year ended December 31,					2014 vs. 2013
	2010	2011	2012	2013	2014
	(in thousands of barrels per day)					(%)
Refinery Crude Oil Runs	1,184.1	1,166.6	1,199.3	1,224.1	1,155.1	(5.6)
Refined Products
Liquefied petroleum gas	25.5	21.4	25.2	25.2	26.4	4.8
Gasoline
Pemex Magna	341.2	324.2	336.8	360.5	290.9	(19.3)
Ultra-Low Sulfur Magna	67.3	61.7	61.5	56.7	99.1	74.8
Pemex Premium(1)	12.5	13.7	19.7	19.8	30.8	55.6
Base	3.0	0.7	0.0	0.2	0.8	300.0
Others	0.1	0.0	0.0	0.0	0.0	—

Total	424.2	400.3	418.1	437.3	421.6	(3.6)
Kerosene (Jet fuel)	51.9	56.3	56.6	60.8	53.4	(12.2)
Diesel
Pemex Diesel(2)	221.0	193.6	225.9	217.7	186.9	(14.1)
Ultra-Low Sulfur Diesel	67.7	80.1	72.6	92.1	97.8	6.2
Others	0.8	0.1	1.0	3.7	1.9	(48.6)

Total	289.5	273.8	299.6	313.4	286.6	(8.6)
Fuel oil	322.3	307.5	273.4	268.8	259.2	(3.6)
Other refined products
Asphalts	24.9	26.1	23.1	18.7	23.9	27.8
Lubricants	4.3	3.7	3.9	4.4	3.7	(15.9)
Paraffins	0.8	0.7	0.8	0.7	0.6	(14.3)
Still gas	54.2	62.6	67.8	70.7	63.9	(9.6)
Other refined products(3)	31.7	37.9	57.3	75.7	66.7	(11.9)

Total	115.8	131.0	152.9	170.2	158.8	(6.7)

Total refined products	1,229.1	1,190.2	1,225.9	1,275.8	1,206.1	(5.5)

Note: Numbers may not total due to rounding.

(1)	Pemex Premium is an ultra-low sulfur gasoline with 0.003% sulfur content.
(2)	Pemex Diesel is sold in the northern border market with 0.0015% sulfur content.
(3)	Includes principally coke, along with other products such as aeroflex 1-2, furfural extract and light cyclic oil.

Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2014, fuel oil represented 21.5%, gasoline represented 35.0% and diesel fuel represented 23.8% of total petroleum products production. Jet fuel represented 4.4% and LPG represented 2.2% of total production of petroleum products in 2014. The remainder, 13.1%, of Pemex-Refining’s production consisted of a variety of other refined products.

As a result of our strategy of investing in technology to improve the quality of our fuels, all of our automotive gasoline production now consists of unleaded gasoline. In addition, we have introduced new environmentally sound products such as ultra-low sulfur gasoline (or ULSG) and ultra-low sulfur diesel (or ULSD). We also promote LPG as an environmentally sound substitute fuel for gasoline in motor vehicles.

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

For the five years ended December 31, 2014, the value of Pemex-Refining’s domestic sales of refined products and petrochemicals was as follows:

Value of Domestic Sales of Pemex-Refining(1)

	Year ended December 31,										2014
	2010		2011		2012		2013		2014		vs. 2013
	(in millions of pesos)(2)										(%)
Refined Products
Gasoline
Pemex Magna	Ps.	270,121.9	Ps.	300,936.8	Ps.	326,187.2	Ps.	340,750.7	Ps.	347,952.4	2.1
Pemex Premium		24,987.2		27,520.1		42,486.0		63,723.1		80,058.9	25.6
Aviation fuels		247.1		353.4		396.2		370.8		358.1	(3.4)
Others		74.4		59.9		95.6		43.4		29.5	(32.0)

Total		295,430.7		328,870.2		369,165.1		404,887.9		428.398.8	5.8
Kerosene
Jet fuel		22,935.3		31,560.2		36,336.5		35,417.9		36,449.3	2.9
Other kerosenes		179.0		215.9		224.0		275.4		432.5	57.0

Total		23,114.3		31,776.1		36,560.5		35,693.3		36,881.8	3.3
Diesel
Pemex Diesel		125,556.4		142,559.8		163,113.6		178,929.4		194,545.6	8.7
Others		18,453.2		23,681.4		30,609.0		32,542.0		31,156.7	(4.3)

Total		144,009.6		166,241.2		193,722.6		211,471.4		225,702.4	6.7
Fuel oil
Total		56,766.7		80,265.5		99,839.9		78,001.8		46,838.3	(40.0)
Other refined products
Asphalts		8,814.1		10,539.1		11,165.0		7,865.4		10,788.0	37.2
Lubricants		2,429.8		3,153.8		3,097.7		2,991.2		2,618.9	(12.4)
Paraffins		297.5		304.2		377.1		339.4		319.2	(6.0)
Coke		106.4		104.5		346.3		473.4		763.3	61.2

Total	Ps.	11,647.7	Ps.	14,101.6	Ps.	14,986.1	Ps.	11,669.4	Ps.	14,489.4	24.2

Total Refined Products	Ps.	530,969.0	Ps.	621,254.5	Ps.	714,274.2	Ps.	741,723.8	Ps.	752,310.8	1.4

Petrochemicals(3)	Ps.	4,089.7	Ps.	4,424.3	Ps.	6,544.9	Ps.	6,957.7	Ps.	7,669.1	10.2

Note: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes, Duties and Other Payments to the Mexican Government” in this Item 4.
(2)	Figures are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(3)	Petrochemical products produced at refineries operated by Pemex-Refining.

Source: Pemex BDI.

The largest consumers of fuels in Mexico are the Comisión Federal de Electricidad (Federal Electricity Commission) and our subsidiary entities. The Federal Electricity Commission consumed approximately 91.0% of our fuel oil production during 2014, pursuant to a fuel oil supply contract entered into in November 1995 and amended effective January 1, 2005. Pursuant to this amendment, the minimum amount of fuel oil that we agreed to supply to the Federal Electricity Commission during 2014 was 78,400 barrels per day, in accordance with the supply capacity of Pemex-Refining and the requirements of the Federal Electricity Commission under its official program of substitution of fuel oil with natural gas. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulfur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2014, this volume discount amounted to approximately 0.5% of our total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2014 was Ps. 42,846 million, which represented 5.7% of our total revenues from domestic sales of refined products.

In 2014, our domestic sales of refined products increased by Ps. 10,587.0 million, or 1.4% in value, as compared to 2013 levels. This increase was primarily due to a 5.8% increase in domestic sales of gasoline and a 6.7% increase in domestic sales of diesel. This increase was partially offset by a 40.0% decrease in the sales of fuel oil, a 0.7% decrease in the volume of domestic distillates sales and lower international prices of refined products in 2014.

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2014 was distributed as follows:

Volume of Domestic Sales of Pemex-Refining

	Year ended December 31,					2014
	2010	2011	2012	2013	2014	vs. 2013
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Refined Products
Gasoline
Pemex Magna	743.7	738.6	715.3	667.6	639.1	(4.3)
Pemex Premium	57.8	60.5	87.7	119.2	137.1	15.0
Aviation fuels	0.5	0.5	0.5	0.5	0.4	(20.0)
Others	0.2	0.1	0.2	0.1	0.0	(100.0)

Total	802.2	799.7	803.7	787.3	776.7	(1.3)
Kerosenes
Jet fuel	55.8	56.1	59.3	62.2	66.5	6.9
Other kerosenes	0.6	0.6	0.6	0.7	0.9	28.6

Total	56.4	56.8	59.9	62.9	67.5	7.3
Diesel
Pemex Diesel	325.1	330.6	339.4	333.2	336.4	1.0
Others	46.0	52.9	61.1	58.5	53.0	(9.4)

Total	371.1	383.6	400.5	391.7	389.4	(0.6)
Fuel oil
Total	184.9	200.6	214.4	189.3	121.7	(35.7)
Other refined products
Asphalts	23.6	24.6	22.3	17.3	21.7	25.4
Lubricants	4.7	4.2	4.1	4.7	4.0	(14.9)
Paraffins	0.8	0.8	0.8	0.7	0.6	(14.3)
Coke	30.0	31.0	49.8	47.8	46.0	(3.8)

Total	59.1	60.6	77.1	70.6	72.3	2.6

Total refined products	1,473.6	1,501.2	1,555.5	1,501.8	1,427.6	(4.9)

Petrochemicals(1)	325.0	292.0	656.3	743.4	708.7	(4.7)

Note: Numbers may not total due to rounding.

(1)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.

Source: Pemex BDI.

The volume of our domestic gasoline sales decreased by 1.3% in 2014, from 787.3 thousand barrels per day in 2013 to 776.7 thousand barrels per day in 2014. The volume of our domestic diesel sales decreased by 0.6%, from 391.7 thousand barrels per day in 2013 to 389.4 thousand barrels per day in 2014. The volume of our domestic sales of fuel oil decreased by 35.7%, from 189.3 thousand barrels per day in 2013 to 121.7 thousand barrels per day in 2014, primarily due to a decrease in the Federal Electricity Commission’s demand for fuel oil based on its substitution of fuel oil with natural gas.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout Mexico. Since October 2006, all Pemex Premium gasoline has had an ultra-low sulfur content of 0.003%. Since January 2007, diesel sold at the northern border of Mexico has had a sulfur content of 0.0015%. Our efforts to build and enhance our brands have also progressed during the past seven years. All of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities, as well as technical assistance in the development of marketing and customer service programs. At the end of 2014, there were 10,830 retail service stations franchised or owned by Pemex-Refining, of which 10,783 were privately owned and operated as franchises and 47 were owned by Pemex-Refining. This total number of retail service stations represented an increase of 4.0% from the 10,416 service stations as of December 31, 2013. For more information regarding the impact of the Secondary Legislation on retail sales, see “—History and Development—Energy Reform” above in this Item 4.

Pricing Decrees

From February 6, 2010 to December 9, 2011, the Mexican Government established periodic increases on the price of gasoline, which ranged from four to eight Mexican cents per liter per month. From December 10, 2011 to January 4, 2013, the increases ranged from five to nine Mexican cents per liter per month. From January 5 to December 31, 2013, the increases continued in increments of eleven Mexican cents per liter per month. On January 1, 2014, pursuant to the Impuesto a los Combustibles Fósiles (IEPS Tax on Fossil Fuels) approved under the Ley del Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services Law, or the IEPS Law), unleaded gasoline became subject to a one-time price increase of ten Mexican cents per liter. See “—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government” in this Item 4. From January 1 to December 31, 2014, periodic increases ranged from nine to eleven Mexican cents per liter per month. For the period from January 1 to December 31, 2015, the Mexican Government has eliminated these periodic price increases in favor of a one-time price increase of 26 Mexican cents per liter of magna gasoline and 27 Mexican cents per liter of premium gasoline. For more information, see “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”

From December 26, 2009 to December 9, 2011, the Mexican Government established periodic increases on the price of diesel in increments of eight Mexican cents per liter per month. From December 10, 2011 to January 4, 2013, these periodic price increases continued in increments of nine Mexican cents per liter per month. From January 5 to December 31, 2013 the increases continued in increments of eleven Mexican cents per liter per month. On January 1, 2014, pursuant to the IEPS Tax on Fossil Fuels, diesel became subject to a one-time price increase of thirteen Mexican cents per liter. From January 1 to December 31, 2014, periodic increases continued at a rate of eleven Mexican cents per liter per month. For the period January 1 to December 31, 2015, the Mexican Government has eliminated these periodic price increases in favor of a one-time price increase of 26 Mexican cents per liter.

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

On January 1, 2015, pursuant to the IEPS Tax on Fossil Fuels, periodic prices increases in fuel oil of 14.00 Mexican cents per liter per month became effective.

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government has imposed price controls in the domestic market on our products.”

Investments

Over the past several years, Pemex-Refining has focused its investment program on enhancing the quality of the gasoline and diesel it produces to meet new environmental standards in Mexico, improving its ability to process heavy crude oils in order to optimize the crude oil blend in its refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. This focus is primarily the result of the abundance of heavy crude oils in Mexico. In addition, due to the reduced availability of heavy crude oil in export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crude oil we do export. In the medium term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2014, Pemex-Refining imported approximately 370 thousand barrels per day of unleaded gasoline, which represented approximately 47.7% of total domestic demand for unleaded gasoline in that year. In 2014, Pemex-Refining invested Ps. 39,767 million in capital expenditures, 33.5% more than its Ps. 29,794 million of capital expenditures in 2013. Of this total investment, Pemex-Refining allocated Ps. 7,814 million to fuel quality investments, Ps. 1,310 million to the residual conversion from the Salamanca refinery, Ps. 1,077 million to the reconfiguration of the Miguel Hidalgo refinery in Tula, Ps. 468 million to a new refinery in Tula, Ps. 275 million to the Tuxpan pipeline and corresponding storage and distribution terminals and Ps. 28,823 million to investments related to other projects. The following sections provide a description of each of these projects.

Clean Fuels Project. This project is being developed in our six refineries, with a first phase involving the installation of eight ULSG post-treatment units, the capacities of which are set forth below by refinery. The first phase of this project is being carried out at each of the following sets of our refineries: set 1, Tula and Salamanca (which are 86.3% and 86.6% complete, respectively), with construction expected to be completed by the third quarter of 2015; set 2, Cadereyta and Madero (which are 100% and 96.8% complete, respectively), with the commencement of operations at Cadereyta in December 2013 and two units expected to begin operating at Madero in April 2015; and set 3, Minatitlán and Salina Cruz (which are 95.2% and 88.9% complete, respectively), with construction expected to be completed by the fourth quarter of 2015.

	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula
ULSG units (tbpd)	1 (42)	2 (20)	1 (25)	1 (25)	2 (25)	1 (30)

Note: tbpd = thousand barrels per day.

Source: Pemex-Refining.

The second phase of the Clean Fuels Project involves the construction of five new ULSD facilities and the reconfiguration of 17 existing units. This portion of the project will be carried out in two stages: (i) a Cadereyta diesel stage and (ii) a diesel stage for the five remaining refineries. The Front End Engineering Design (or FEED) phase for the Cadereyta diesel stage was completed in 2010 and an independent expert delivered his final due diligence report in February 2012. Construction began in March 2013 and is expected to be completed by the fourth quarter of 2017. As of the date of this report, construction is 56% complete. The FEED phase for the facilities associated with the diesel stage at the five remaining refineries was completed in December 2013, and construction is expected to begin in October 2015 and end in February 2018. Until construction is completed, we plan to import ultra-low sulfur fuels in order to meet domestic demand.

The Open Book Cost Estimation (OBCE) methodology will be used in connection with the implementation of the diesel stage at the refineries other than Cadereyta and will be divided into two stages: (i) the development of detailed engineering plans and the placement of purchase orders for equipment requiring significant delivery time, which began in September 2014 and is expected to be completed by September 2015; and (ii) the execution of detailed engineering, procurement and construction, which is expected to begin in October 2015 and to be completed in February 2018.

The following table sets forth, by refinery, the number of new as well as reconfigured units under the Clean Fuels Project diesel phase.

Clean Fuels Project New and Reconfigured Units

	Refineries
Processing plants	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula	Total
New gasoline post-treatment units	1	2	1	1	2	1	8
New diesel units	1	2	1	1	—	—	5
Reconfigured diesel units	3	1	1	3	4	5	17

Source: Pemex-Refining.

Reconfiguration of the Miguel Hidalgo Refinery in Tula

On August 12, 2009, we announced the construction of a new refinery in Tula on land that was donated by the state government of Hidalgo. The new refinery was planned to have a processing capacity of 250 thousand barrels per day of 100% Maya crude oil, which, combined with the processing of 76 thousand barrels per day of vacuum residue generated at the Miguel Hidalgo refinery, would produce 163 thousand barrels per day of gasoline and 117 thousand barrels per day of diesel. However, in June 2013, announced a change in the scope of the new refinery project, pursuant to which the existing Miguel Hidalgo refinery in Tula would be reconfigured to allow for the processing of vacuum residue on site. In September 2013, ICA Fluor Daniel, S. de R.L. de C.V. was awarded a U.S. $94.8 million contract to carry out studies and to provide engineering services for the first phase of the reconfiguration project.

Upon completion of our pre-investment studies relating to the new refinery in Tula, we determined that it would be most cost effective to forgo construction of a new refinery and instead direct our investments to the reconfiguration of the existing Miguel Hidalgo refinery. Accordingly, on December 3, 2014, we announced the commencement of renovations to upgrade the refinery as part of the Aprovechamiento de Residuales en la Refinería de Tula Hidalgo (Residue Use at the Tula Hidalgo Refinery, which we were to as the Tula refinery reconfiguration project). The reconfigured refinery will process vacuum residue in order to convert it into high-value fuels and is expected to produce approximately 173 thousand barrels per day of gasoline and 104 thousand barrels per day of diesel. The gasoline and diesel distillates produced at the refinery will meet ultra-low sulfur content specifications and no fuel oil will be produced. The refinery is also expected to have a crude oil processing capacity of 340 thousand barrels per day, of which 35% will be Maya crude oil and 65% will be Isthmus crude oil.

The Tula refinery reconfiguration project will utilize the engineering plans that were originally developed for the new refinery in Tula. Prior to our change in strategy, Ps. 410 million was spent on pre-investment studies and Ps. 468 million was spent on site preparation for the new refinery during 2014. These expenditures were made in connection with contracts that were entered into prior to 2014, and no additional contracts related to the new refinery have since been awarded.

The status of these contracts is as follows:

Contractor(s) & Facilities	Contract Date	Contract Amount (in millions of U.S. dollars)	Startup Date	Expected Date of Completion

Instituto Mexicano del Petróleo

For the processing design package, as well as technical assistance and the licensing of refinery technologies, for a naphtha hydrotreater plant with a processing capacity of 44 thousand barrels per day.

	January 2013	U.S. $ 7.2	January 2013	July 2015

Instituto Mexicano del Petróleo

For the processing design package, as well as technical assistance and the licensing of refinery technologies, for a diesel hydrotreater plant with a processing capacity of 61 thousand barrels per day.

	January 2013	U.S. $ 7.0	January 2013	July 2015

Federal Electricity Commission

For the inspection and approval of the relocation of the 400 kV Tula-Querétaro and Tula-Poza Rica electric transmission lines to the security zone associated with the terrain where the new refinery would have been developed, as well as support in the evaluation of related bids.

	February 2013	U.S. $ 0.2	February 2013	July 2015

Construcciones e Instalaciones del Noreste, S.A. de C.V. and Isolux de México, S.A. de C.V.

For the relocation of two high tension electric transmission lines that run across the land on which the refinery would have been developed.

	April 2013	U.S. $ 12.1	May 2013	July 2015

Technip USA, Inc.

For the processing design package, as well as technical assistance and the licensing of refinery technologies, for a hydrogen plant with a processing capacity of 80 thousand million square feet per day.

	May 2013	U.S. $ 1.4	May 2013	July 2015

Emerson Process Management, S.A. de C.V. For engineering services for the supply of the comprehensive control and safety systems.	July 2013	U.S. $ 2.0	July 2013	July 2015

As of the date of this report, we are in the process of formalizing an agreement with Technip USA, Inc. that would allow us to use the licensing of refinery technologies for the Tula refinery reconfiguration project. In addition, the engineering services developed by Emerson Process Management, S.A. de C.V. will be used for the construction of a delayed coker unit in connection with the Tula refinery reconfiguration project.

The Tula refinery reconfiguration project, which is scheduled to be completed in 2018, is expected to require a total investment of U.S. $4,617 million and generate an internal rate of return of 18.06%. During 2014, we invested a total of Ps. 2,529 million in this project, of which Ps. 249 million was allocated to pre-investment studies, Ps. 1,452 million to site preparations and Ps. 828 million to the construction of a delayed coker unit.

During 2014, the following contracts were awarded in connection with the Tula refinery reconfiguration project:

Contractor, Facilities & Status	Contract Date	Contract Amount (in millions of U.S. dollars)		Startup Date	Completion Date
KBC Advanced Technologies, Inc. To update the Petro-SIM model for the Tula refinery reconfiguration project.	January 2014	U.S. $	0.4	January 2014	June 2014

Pathfinder Project Consultants México, S. de R.L. de C.V. For the evaluation of recruitment strategy and the implementation of the project to increase refining capacity in connection with the Tula refinery reconfiguration project.	January 2014	U.S. $	0.4	January 2014	June 2014

Construtora Norberto Odebrecht, S.A. For site preparation and shaping platforms for the Tula refinery reconfiguration project.	February 2014	U.S. $	107.2	February 2014	September 2015 (estimated)

Jacobs Consultancy, Inc. For an opinion evaluating the economic, environmental and technical feasibility of the Tula refinery reconfiguration project.	August 2014	U.S. $	0.4	August 2014	December 2015 (estimated)

ICA Fluor, S. de R.L. de C.V. For the implementation of phase II of the project to increase refining capacity in connection with the Tula refinery reconfiguration project, complementary engineering, equipment procurement and the construction of a delayed coker unit.	October 2014	U.S. $	1,345.7	October 2014	April 2018 (estimated)

Compañía Mexicana de Exploraciones, S.A. de C.V. For technical assistance to Pemex-Refining during 2014 and 2015.	November 2014	U.S. $	2.6	November 2014	December 2015 (estimated)

In connection with the Tula refinery reconfiguration project, the FEED phase of the delayed coking plant was completed and its construction began on October 13, 2014. As of the date of this report, the FEED phase for the remainder of the project is under development and is expected to be completed by September 2015.

Reconfiguration of the Salamanca Refinery. The reconfiguration of the “Ingeniero Antonio M. Amor” refinery in Salamanca, Guanajuato focuses on the conversion of residuals into high-value distillates (without a need for increased crude oil processing), as well as a new lubricants train to produce group II lubricants. As part of the reconfiguration, Pemex-Refining will construct new plants and refurnish existing plants. This project also involves the construction of a perimeter wall surrounding the refinery with two security entrances, the relocation of the Federal Electricity Commission’s electric transmission lines, site improvements, as well as the construction of a delayed coker unit, a catalytic cracking unit, a hydrogen plant, a coker naphtha hydrotreater, a gas oil hydrotreater, a new lubricants train, a naphtha reformer, a sulfur recovery unit, an amine regeneration unit and a sour water treatment facility. In addition, this project involves the construction of storage tanks, effluent treatment plants (at which industrial wastewater is treated for reuse) and infrastructure (including roads and street lights) in the areas surrounding the refinery, as well as services, electric power supply, high burner areas and facilities support. Other units, including certain distillation vacuum units (including the AA, AS and AI units) will undergo renovations designed to efficiently transport residuals to the coker plant for processing and to maximize the conversion of residuals into distillates. Finally, the project includes the integration of pipelines, pumping equipment and electrical substations from existing facilities.

In connection with a public bidding process conducted in accordance with OBCE methodology, on November 24, 2014, we awarded a contract for phase I of the Salamanca refinery reconfiguration project. This contract became effective in November 2014 and will remain in force until November 2015. Phase I of this project consists of the development of the detailed engineering plan and cost estimations. In accordance with our new contracting procedures established by the Secondary Legislation, early procurement of all critical equipment for this project is expected to begin in April 2015. Construction of the plants at the Salamanca refinery is expected to begin during the last quarter of 2015. Work related to the site preparations began in March 2014 and is scheduled to be completed in September 2015. The Federal Electricity Commission’s electric transmission towers and lines were relocated in March 2014 and construction of the perimeter wall and security entrances was completed in May 2014. The reconfiguration of the Salamanca refinery is scheduled to be completed in December 2018.

Tuxpan Pipeline. This project is intended to help meet the increasing demand for refined products in the metropolitan area of the Mexico Valley. The total cost of the project is Ps. 4,495 million, which includes the construction of a pipeline measuring 18 inches in diameter and 109 kilometers in length, five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each and a research study to determine the best option for the discharge of refined products from tankers and pipelines to these storage tanks. ARB Arendal, S. de R.L. de C.V. began construction of the pipeline in June 2009. The pipeline was completed in October 2012 and began operating in November 2012. A consortium formed by Tradeco Infraestructura, Tradeco Industrial, ITECSA and Grupo OLRAM was awarded a contract for the construction of the storage tanks, which began in October 2009. As of the date of this report, three of the project’s five tanks are in operation (two of which began operating in 2013 and the other began operating in 2014), while the remaining two remain under construction and are expected to be completed during the second half of 2015. In a study delivered in April 2010, the Federal Electricity Commission concluded that we do not need to invest in additional discharge systems, due to our having a sufficient amount of monobuoys already in operation.

2015 Refining Investment Budget. For 2015, Pemex-Refining has budgeted Ps. 41,936 million of capital expenditures. Pemex-Refining will invest 38.0% of this amount on rehabilitation projects, 32.7% on environmental and industrial safety projects, 12.3% to expand and upgrade refineries and related installations, 8.0% on the Tula refinery reconfiguration project and 9.1% on other projects and acquisitions.

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production increased by 2.5% in 2014, from 6,370 million cubic feet per day in 2013 to 6,532 million cubic feet per day in 2014, while the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals decreased by 1.4%, from 4,404 million cubic feet per day in 2013 to 4,343 million cubic feet per day in 2014.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemicals’ gas processing facilities. At the end of 2014, Pemex-Gas and Basic Petrochemicals owned nine facilities.

The following facilities are located in the Southern region:

•	Nuevo Pemex. This facility contains 13 plants that together in 2014 produced 876 million cubic feet per day of dry gas, 18 thousand barrels per day of ethane, 42 thousand barrels per day of liquefied gas, 17 thousand barrels per day of naphtha and 118 thousand tons of sulfur.

•	Cactus. This facility contains 22 plants that together in 2014 produced 829 million cubic feet per day of dry gas, 14 thousand barrels per day of ethane, 25 thousand barrels per day of liquefied gas, 13 thousand barrels per day of naphtha and 271 thousand tons of sulfur.

•	Ciudad Pemex. This facility contains eight plants that together in 2014 produced 738 million cubic feet per day of dry gas and 205 thousand tons of sulfur.

•	La Venta. This facility contains one plant that produced 144 million cubic feet of dry gas per day in 2014.

•	Matapionche. This facility contains five plants that together in 2014 produced 21 million cubic feet per day of dry gas, one thousand barrels per day of liquefied gas, 0.3 thousand barrels per day of naphtha and four thousand tons of sulfur.

•	The facilities located in Morelos, Cangrejera and Pajaritos form the Coatzacoalcos area gas processing complex (which we refer to as a GPC):

•	Morelos. This facility contains one plant that in 2014 produced 33 thousand barrels per day of ethane, 37 thousand barrels per day of liquefied gas and 11 thousand barrels per day of naphtha.

•	Cangrejera. This facility contains two plants that together in 2014 produced 35 thousand barrels per day of ethane, 47 thousand barrels per day of liquefied gas and 13 thousand barrels per day of naphtha.

•	Pajaritos. This facility contains one plant that produced 10 thousand barrels per day of ethane in 2014.

The following facilities are located in the Northern region:

•	Burgos. This facility contains nine plants that together in 2014 produced 832 million cubic feet per day of dry gas, 18 thousand barrels per day of liquefied gas and 21 thousand barrels per day of naphtha.

•	Poza Rica. This facility contains five plants that together in 2014 produced 173 million cubic feet per day of dry gas, six thousand barrels per day of liquefied gas, two thousand barrels per day of naphtha and two thousand tons of sulfur.

•	Arenque. This facility contains three plants that together in 2014 produced 27 million cubic feet per day of dry gas, one thousand barrels per day of a blend of ethane and natural gas liquids and three thousand tons of sulfur.

The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2014.

Natural Gas and Condensates Processing and Production(1)

	Year ended December 31,					2014 vs. 2013
	2010	2011	2012	2013	2014
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	4,472	4,527	4,382	4,404	4,343	(1.4)
Sour gas	3,422	3,445	3,395	3,330	3,356	0.8
Sweet gas(2)	1,050	1,082	987	1,074	986	(8.2)
Condensates(3)	53	57	46	46	49	6.5
Gas to natural gas liquids extraction	4,458	4,483	4,346	4,381	4,303	(1.8)
Wet gas	4,304	4,347	4,206	4,234	4,172	(1.5)
Reprocessing streams(4)	154	136	140	147	131	(10.9)
Production
Dry gas(5)	3,618	3,692	3,628	3,693	3,640	(1.4)
Natural gas liquids(6)(7)	383	389	365	362	364	0.6
Liquefied petroleum gas(6)	184	185	176	178	176	(1.1)
Ethane(6)	119	121	115	109	110	0.9
Naphtha(6)(8)	79	82	72	73	77	5.5
Sulfur(9)	670	636	592	620	603	(2.7)

Note: Numbers may not total due to rounding.

(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 6,532 million cubic feet of natural gas per day in 2014.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	Reprocessing of pipeline dry gas at the Pajaritos cryogenic plant.
(5)	Does not include ethane reinjected into the natural gas stream.
(6)	In thousands of barrels per day.
(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes pentanes.
(9)	In thousands of tons.

Source: Pemex BDI.

Processing Capacity

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)	144	144	144	144	144
Sour natural gas(2)	4,503	4,503	4,503	4,503	4,523
Natural gas liquids recovery plants
Cryogenics(3)	5,792	5,712	5,912	5,912	5,912
Absorption(4)	—	—	—	—	—

Total	5,792	5,712	5,912	5,912	5,912
Natural gas liquids fractionating(1)(5)	569	569	569	569	569
Processing of hydrosulfuric acid	219	219	219	219	219

(1)	In thousands of barrels per day.
(2)	In 2014, following a review of the sour natural gas processing capacity of the Poza Rica Complex reflecting an increase in capacity from 230 to 250 million cubic feet per day, the total installed sour natural gas processing capacity of Pemex-Gas and Basic Petrochemicals increased from 4,503 to 4,523 million cubic feet per day.
(3)	Since December 2011, the cryogenic plant at Cangrejera has been out of service. In October 2011, the capacity of the Nuevo Pemex complex cryogenic plant at the Nuevo Pemex complex was reduced from 1,550 to 1,500 million cubic feet per day. In November 2012, cryogenic plant No. 2 began operations at the Poza Rica GPC, with a capacity of 200 million cubic feet per day.
(4)	On August 31, 2009, the absorption plant at the Reynosa complex was shut down.
(5)	The liquids fractionating plant at the Reynosa complex has been out of service since August 31, 2009.

Source: Pemex BDI.

Domestic consumption of dry gas totaled 5,727 million cubic feet per day in 2014, a 0.1% decrease from the 2013 domestic consumption of 5,733.5 million cubic feet per day. The subsidiary entities consumed approximately 39.7% of the total domestic dry gas consumed in 2014, while the industrial-distributor sector consumed 21.1%, the electrical sector consumed 31.5%, the electrical autogeneration sector consumed 2.6% and the trading sector consumed 5.1%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. In addition, in August 2013, we announced a natural gas supply strategy developed in partnership with the Mexican Government to address the domestic natural gas shortages. Under this strategy, we will increase our liquefied natural gas imports in the short term. See “—Business Overview—Gas and Basic Petrochemicals—Natural Gas Supply Strategy” in this Item 4. In 2014, we imported 1,357.8 million cubic feet per day of natural gas, an increase of 5.3% from the 1,289.7 million cubic feet per day imported in 2013, due to lower availability of sour wet natural gas and dry gas from Pemex-Exploration and Production’s fields. The total amount of natural gas imported per day in 2014 included 107.4 million cubic feet of liquefied natural gas imported through Manzanillo.

Pemex-Gas and Basic Petrochemicals processes sour and sweet condensates from Pemex-Exploration and Production in order to obtain stabilized natural gas liquids and also recovers liquid hydrocarbons obtained from the processing of sweet natural gas. In addition, we obtain natural gas liquids from internal streams and liquid hydrocarbons condensed in sour wet gas pipelines. Our production of natural gas liquids, including stabilized condensates, reprocessing and other fractionating streams, increased by 0.6% from 362 thousand barrels per day in 2013 to 364 thousand barrels per day in 2014.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals totaled 33.1 thousand barrels per day in 2014, a 5.7% decrease from the 35.1 thousand barrels per day processed in 2013. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Burgos facilities to produce light and heavy natural gasoline.

In November 2012, a new cryogenic plant, which has a processing capacity of 200 million cubic feet per day of sweet wet gas, began operating at Poza Rica GPC. This plant was constructed as part of a Pemex-Gas and Basic Petrochemicals project that included, among other installations, two liquid gas storage tanks that each have a capacity of 20 thousand barrels.

Upon its enactment in August 2014, the Hydrocarbons Law eliminated the restrictions relating to the petrochemical products that were previously classified as “basic.” Accordingly, as of the date of this report, petrochemicals obtained as raw materials and intended for use in petrochemical industrial processes may be produced by Petróleos Mexicanos, any productive state-owned company or public sector entity of the Federal Government or any private sector company in accordance with the terms of the Hydrocarbons Law and the applicable regulatory framework.

Natural Gas Supply Strategy

On August 13, 2013, we and the Mexican Government presented a strategy to address domestic natural gas shortages in the short, medium and long term. In the short term, we have increased our liquefied natural gas imports. From the second half of 2013 through the end of 2014, Pemex-Gas and Basic Petrochemicals imported 19 liquefied natural gas vessels in order to meet the domestic natural gas demand. We also switched from using natural gas to using fuel oil at our facilities. In the medium-term, we plan to construct additional pipelines and compression stations. In December 2014, the first phase of the Los Ramones pipeline project, which consists of a pipeline from Agua Dulce, Texas to Los Ramones, Nuevo León, began operating. See “—Los Ramones Gas Pipeline” below in this Item 4. Finally, we expect to increase oil and shale gas reserves in order to satisfy domestic demand for natural gas in the long term.

Over the five years ended December 31, 2014, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales was distributed as follows:

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year ended December 31,										2014 vs. 2013
	2010		2011		2012		2013		2014
	(in millions of pesos)(2)										(%)

Natural gas	Ps.	67,141.3	Ps.	64,466.3	Ps.	50,233.0	Ps.	68,128.7	Ps.	78,666.4	15.5
Liquefied petroleum gas		53,385.9		57,981.0		64,966.5		71,728.9		78,258.9	9.1
Petrochemicals
Hexane		278.5		408.2		4.8		44.3		313.9	608.6
Ethane(3)		—		—		—		32.3		283.6	778.0
Solvent agents		56.0		29.2		85.7		28.0		33.5	19.6
Sulfur		662.8		1,354.7		1,167.2		659.6		795.9	20.7
Carbon black(4)		1,808.9		2,368.2		1,115.7		—		—	—
Pentanes		144.4		232.0		46.9		165.8		197.2	18.9
Heptane		60.6		105.7		8.6		62.7		39.1	(37.6)
Butane		188.7		240.7		264.9		259.1		277.5	7.1
Propane		74.2		93.5		69.6		70.3		92.4	31.4
Heavy naphtha		—		—		—		4.4		15.7	256.8
Light naphtha		—		—		—		—		2.8	—

Total Petrochemicals		3,274.2		4,832.2		2,763.4		1,326.5		2,051.6	54.7

Total	Ps.	123,801.4	Ps.	127,279.6	Ps.	117,962.8	Ps.	141,184.1	Ps.	158,976.9	12.6

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.
(3)	Ethane sales to PMV began in October 2013. See “—Business Overview—Petrochemicals—Joint Venture with Mexichem” in this Item 4.
(4)	Since May 2012, carbon black is sold by Pemex-Refining.

Source: Pemex BDI.

The volume of Pemex-Gas and Basic Petrochemicals’ domestic sales for the five-year period ended December 31, 2014 was distributed as follows:

Volume of Domestic Sales of Pemex-Gas and Basic Petrochemicals

	Year ended December 31,					2014 vs. 2013
	2010	2011	2012	2013	2014
	(in thousands of barrels per day, except where otherwise indicated)					(%)

Natural gas(1)	3,254.9	3,382.7	3,387.7	3,463.5	3,451.2	(0.4)
Liquefied petroleum gas(2)	287.9	284.8	285.5	282.8	280.9	(0.7)
Petrochemicals(3)
Hexane	23.0	29.3	0.3	2.9	24.7	751.7
Ethane(4)	—	—	—	16.7	119.1	613.2
Solvent agents	5.7	2.7	7.2	2.1	2.2	4.8
Sulfur	582.1	647.8	649.1	520.7	655.3	25.8
Carbon black(5)	419.1	429.6	167.1	—	—	—
Pentanes	15.0	19.1	3.9	14.6	18.3	25.3
Heptane	4.9	7.1	0.5	3.9	3.0	(23.1)
Butane	19.7	20.6	23.0	26.4	29.2	10.6
Propane	8.6	8.7	8.2	9.3	9.7	4.3
Heavy naphtha	—	—	—	0.4	1.5	275.0
Light naphtha	—	—	—	—	0.3	—

Total petrochemicals	1,078.1	1,164.9	859.2	597.0	863.2	44.6

Note: Numbers may not total due to rounding.

(1)	In millions of cubic feet per day.
(2)	In thousands of barrels per day.
(3)	In thousands of tons.
(4)	Ethane sales to PMV began in October 2013. See “—Business Overview—Petrochemicals—Joint Venture with Mexichem” in this Item 4.
(5)	Since May 2012, carbon black is sold by Pemex-Refining.

Source: Pemex BDI.

In 2014, the value of the domestic sales of Pemex-Gas and Basic Petrochemicals increased by 12.6%, as compared to 2013, to Ps. 158,976.9 million, primarily as a result of a 15.5% increase in domestic sales of natural gas and a 9.1% increase in domestic sales of LPG, each due to price increases. Total sales of petrochemicals made by Pemex-Gas and Basic Petrochemicals increased by 54.7% in 2014, primarily due to increased sales of sulfur.

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2014.

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas Internacional, S.L.(2)	Holding company	100.00
Pasco International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.(3)	Storage and distribution of liquid sulfur	100.00
Pan American Sulphur, Ltd.(4)	Storage and handling of petroleum, petrochemical and chemical products through the loading/unloading of vessels and delivering/receiving of products by pipeline or truck	100.00
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2014.
(2)	Mex Gas Internacional, S.L. is the only subsidiary of Pemex-Gas and Basic Petrochemicals that is a consolidated subsidiary company. See Note 3(a) to our consolidated financial statements included herein.
(3)	Pasco Terminals, Inc. is a wholly owned subsidiary company of Pasco International, Ltd.
(4)	On July 4, 2014, the certificate of dissolution of Pan American Sulphur, Ltd. was issued; as a result, it was no longer a subsidiary of Petróleos Mexicanos as of December 31, 2014.

Source: Pemex-Gas and Basic Petrochemicals.

The following table lists Pemex-Gas and Basic Petrochemicals’ joint ventures, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2014.

Joint Ventures of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	50.00
CH4 Energía, S.A. de C.V.	Gas trading	50.00

(1)	As of December 31, 2014.

Source: Pemex-Gas and Basic Petrochemicals.

Pipelines

Private Sector Participation in Natural Gas Distribution. Prior to the enactment of the Hydrocarbons Law, the Regulatory Law provided that private and “social sector” companies could, with governmental authorization, store, distribute and transport natural gas, and may construct, own and operate natural gas pipelines, facilities and equipment.

Since 1997, the Regulatory Law has required us to provide the private sector with open access to our transportation system for distribution, ending our prior exclusive rights over the distribution lines. We continue to market natural gas and may develop natural gas storage systems.

In 1996, the Energy Regulatory Commission approved the Gradual Access Program for 1996 to 1997, which required that we open access to our natural gas distribution system to the private sector and prohibited vertical integration between transportation and distribution. As a result, Pemex-Gas and Basic Petrochemicals’ distribution assets located within the following official distribution zones were privatized: Chihuahua, Toluca, Saltillo, Nuevo Laredo, Río Pánuco, Northern Tamaulipas, Distrito Federal, Valle de Cuautitlán-Texcoco-Hidalgo, Hermosillo, Monterrey, Mexicali, El Bajío, Cananea, Querétaro, La Laguna, Bajío Norte, Puebla, Tlaxcala, Guadalajara, Piedras Negras and Ciudad Juárez. Most recently, Pemex-Gas and Basic Petrochemicals’ distribution assets located within Altamira and Morelos were privatized in 2012 and the distribution assets located within Veracruz were privatized in 2013.

In addition, with respect to first-hand sales of natural gas, Pemex-Gas and Basic Petrochemicals submitted to the Energy Regulatory Commission its proposal for a new payment system in 2013, which would provide customers with the option to reserve transportation capacity of natural gas and make payments based on the volume consumed. This new payment system is designed to allow customers to better estimate their consumption of natural gas, as well as enhance our ability to manage costs and capacity related to the transportation of natural gas. Pemex-Gas and Basic Petrochemicals is prepared to begin operating under this new system once the Energy Regulatory Commission approves it and issues final regulations to govern natural gas sales under the system. This new system is expected to be implemented in 2016.

The Hydrocarbons Law, which repealed the Regulatory Law, provides for the participation of other companies in the entire natural gas value chain. The law additionally establishes a permit regime that governs all midstream and downstream activities in Mexico. See “—History and Development—Energy Reform” above in this Item 4. In January 2015, the Energy Regulatory Commission granted Pemex-Gas and Basic Petrochemicals a distribution permit corresponding to the northwestern region of Mexico, including Cajeme and Navojoa in the state of Sonora and Ahome, Choix, El Fuerte, Guasave and Salvador Alvarado in the state of Sinaloa.

Pursuant to the Hydrocarbons Law, on August 28, 2014, CENAGAS was created as a decentralized public entity of the Mexican Government to act as the independent administrator of the Integrated Natural Gas System. This system interconnects the infrastructure for the storage and transportation of natural gas across the nation, with the aim of expanding coverage, strengthening security measures and improving the continuity, quality and efficiency in transportation service. As an integrated system of transportation systems owned by CENAGAS or other participating companies, the Integrated Natural Gas System functions as a primary transportation service supplier in Mexico with standardized fares. Within this system, the Sistema Nacional de Gasoductos (National Gas Pipelines System) acts as the commercial administrator for the total available capacity of the Integrated Natural Gas System. In order for a transportation system to become part of the Integrated Natural Gas System, its transport capacity must enhance the Integrated Natural Gas System’s flow capacity and improve the overall transportation service provided to users. See “—History and Development—Energy Reform” above in this Item 4 for more information.

Los Ramones Gas Pipeline

The Los Ramones pipeline project, which is being implemented in two phases, is part of a strategy to supply central Mexico with natural gas imported from the United States. Phase one of the project is further subdivided into two stages. The first stage of phase one, which consisted of the construction of a pipeline running from Agua Dulce, Texas to Los Ramones, Nuevo León that is 48 inches in diameter, 116.4 kilometers in length and has a transport capacity of 1.0 billion cubic feet per day, began operating after its completion on December 1, 2014. The second stage of phase one, which consists of the construction of two compression stations, is expected to increase the transport capacity of the pipeline to 2.1 billion cubic feet per day. As of the date of this report, construction of the compression stations has begun and they are scheduled to begin increasing the transport capacity of the pipeline by December 2015. Bonatti S.p.A., an Italian oil and gas contractor, is responsible for the completion of phase one of this project. The total investment for the construction of the pipeline during the first stage of phase one and the two compression stations during the second stage of phase one of this project is approximately U.S. $587 million.

Phase two of this project, which consists of the construction of a pipeline running from Los Ramones, Nuevo León to Apaseo el Alto, Guanajuato, is further subdivided into two stages: Ramones Norte and Ramones Sur. TAG Pipelines, S. de R.L. de C.V. (an indirect subsidiary of Pemex-Gas and Basic Petrochemicals, which we refer to as TAG Pipelines) is developing the project through partnerships for each of these stages.

On September 11, 2014, we announced the commencement of phase two of the Los Ramones pipeline project, which consists of the construction of a pipeline that is expected to have a capacity of 1.4 billion cubic feet per day of natural gas. The phase two natural gas pipeline will measure approximately 42 inches in diameter and approximately 743 kilometers in length, and will run from northern to central Mexico through the states of Nuevo León, Tamaulipas, San Luis Potosí, Querétaro and Guanajuato. Phase two of the project is expected to require a total investment of approximately U.S. $2,161 million and to begin operating in 2016. The northern portion of the pipeline, Ramones Norte, will measure approximately 452 kilometers in length and will run from Los Ramones, Nuevo León to San Luis Potosí, San Luis Potosí. Ramones Norte is expected to require an estimated U.S. $1,287 million investment. The southern portion of the pipeline, Ramones Sur, will measure approximately 291 kilometers in length and will run from San Luis Potosí, San Luis Potosí to Apaseo el Alto, Guanajuato. Ramones Sur is expected to require an estimated U.S. $873 million investment.

On March 26, 2015, we announced an agreement among PMI, the U.S.-based global asset manager BlackRock Inc. (which we refer to as BlackRock) and the private equity firm First Reserve Corp. (which we refer to as First Reserve), pursuant to which BlackRock and First Reserve are to acquire a joint interest in phase two of the Los Ramones pipeline project worth approximately U.S. $900 million. Through their investment, BlackRock and First Reserve will become beneficiaries of a 25-year transportation services agreement. This joint interest will hold approximately 45% of the equity interest in the phase two natural gas pipeline.

Pursuant to the permit regime established by the Hydrocarbons Law, TAG Pipelines Norte, S. de R.L. de C.V. (an indirect subsidiary of Pemex-Gas and Basic Petrochemicals, which we refer to as TAG Norte) and TAG Pipelines Sur, S. de R.L. de C.V. (a special purpose vehicle created by P.M.I. Holdings, B.V., TAG Pipelines and México Power and Gas Ventures, B.V., which we refer to as TAG Sur) obtained a construction permit from the Energy Regulatory Commission and final approval from the Comisión Federal de Competencia Económica (Federal Antitrust Commission, or COFECE) before beginning construction.

As of the date of this report, the following actions have been taken with respect to the Ramones Norte portion of the pipeline project:

•	Energy Regulatory Commission Permit: In June 2014, the Energy Regulatory Commission issued Resolution RES-238-2014, which granted TAG Pipelines transportation permit number G/335/TRA/2014.

•	COFECE Approval: On July 18, 2014, TAG Pipelines requested COFECE’s approval of the transportation permit granted by the Energy Regulatory Commission. In October 2014, COFECE approved TAG Pipelines’ transportation permit number G/355/TRA/2014.

•	Energy Regulatory Commission Approval: On December 4, 2014, the Energy Regulatory Commission issued Resolution RES-586-2014, which approved the modification of transportation permit number G/335/TRA/2014 and authorized TAG Pipelines to transfer its transportation permit to TAG Norte. On December 18, 2014, the Energy Regulatory Commission approved the incorporation of TAG Norte’s transportation system into the Integrated Natural Gas System. For more information about the Integrated Natural Gas System, see “—History and Development—Energy Reform” above in this Item 4.

•	Project Financing: After PMI, TAG Pipelines and Ductos Energéticos del Norte, S. de R.L. de C.V. (a subsidiary of Gasoductos de Chihuahua, S. de R.L. de C.V.) entered into a business partnership agreement and created TAG Pipelines Norte as a special purpose vehicle for the Ramones Norte project, Banco Santander was designated as the financial agent responsible for obtaining the financial resources for the project. On December 23, 2014, TAG Norte received the first cash disbursement under the financing agreements.

•	Rights of Way: As of December 31, 2014, 97.8% of the rights of way necessary for this project had been acquired and all in-route building consents had been obtained.

As of the date of this report, the following actions have been taken with respect to the Ramones Sur portion of the pipeline project:

•	Energy Regulatory Commission Permit: In July 2014, the Energy Regulatory Commission published resolution RES-351-2014, which granted TAG Sur transportation permit number G/340/TRA/2014.

•	COFECE Approval: On April 4, 2014, COFECE approved TAG Sur’s transportation permit number G/340/TRA/2014.

•	Energy Regulatory Commission Approval: On December 18, 2014, the Energy Regulatory Commission issued Resolution RES-623-2014, which approved the incorporation of TAG Sur’s transportation system into the Integrated Natural Gas System.

•	Project Financing: After PMI, TAG Pipelines and Mexico Power and Gas Ventures B.V. entered into a business partnership agreement and created TAG Pipelines Sur as a special purpose vehicle for the Ramones Sur project, an international consortium of lenders and Mexico’s development banks entered into financing agreements on December 11, 2014, thereby securing financing for this project. On December 26, 2014 TAG Sur received the first cash disbursement under the financing agreements.

•	Rights of Way: As of December 31, 2014, at least 55% of the rights of way necessary for this project had either been filed in the relevant public or agrarian registry or filed with the relevant court in accordance with the Hydrocarbons Law. In addition, 95.8% of the required in-route building consents had been obtained.

Liquefied Natural Gas Export Terminal

On November 5, 2014, we announced plans to develop a liquefied natural gas liquefaction facility near Salina Cruz in the state of Oaxaca in order to export liquefied natural gas to Asia and Oceania. The facility would be connected by pipeline to our natural gas fields located in the southern Gulf of Mexico. Construction of the facility, which is expected to be carried out in cooperation with other companies, would require a total investment of approximately U.S. $6.0 billion. As of the date of this report, we continue conducting feasibility studies to evaluate possible sites for the facility and the technological requirements of the project.

Pricing Decrees

As of the date of this report, natural gas prices for domestic sale are calculated in accordance with directives issued by the Energy Regulatory Commission on July 20, 2009 and the related Resolutions of December 20, 2010, March 3, 2011, December 20, 2012, January 17, 2013, March 21, 2013 and December 3, 2013, when the Energy Regulatory Commission approved and issued a temporary methodology for determining the maximum prices of natural gas of first-hand sales. This methodology is valid until the Energy Regulatory Commission emits a new Directive for the pricing of natural gas first hand sales. These prices aim to reflect natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

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

In January 2010, the Mexican Government issued a decree establishing the maximum weighted average end-user price of LPG before taxes of Ps. 8.08 per kilogram. Subsequently, as of February 2010, the Mexican Government established monthly maximum price increases in cents per kilogram before taxes, as follows:

Period	Mexican Cents per Kilogram
February 2010 to July 2011	5
August to November 2011	7
December 2011	8
January 2012 to October 2013	7
November to December 2013	9
January to December 2014	9	*
January 2015	23	*

*	On January 1, 2014 and 2015, pursuant to the IEPS Tax on Fossil Fuels, a price increase of 12 and 13 Mexican cents per kilogram, respectively, went into effect in addition to the monthly price increase of nine Mexican cents per kilogram in 2014 and ten Mexican cents per kilogram in 2015; this resulted in a total increase of 23 Mexican cents per kilogram in 2015. The ten Mexican cent per kilogram increase in January 2015 was a one-time increase for the year, and no further monthly increases were established for the remainder of 2015.

Beginning in August 2014, the methodology for calculating end-user price was modified from weighted average prices to simple average prices.

On January 1, 2015, the Mexican Government issued a decree establishing a one-time 1.9% increase of the maximum price of LPG. No additional monthly increases are expected for 2015. Accordingly, the national weighted average end-user price of LPG before taxes is expected to remain U.S. $12.49 per kilogram, before taxes, in 2015. See “—History and Development—Energy Reform” above in this Item 4 for more information regarding the impact of the Secondary Legislation on the retail sale prices.

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government has imposed price controls in the domestic market on our products.”

Natural Gas Hedging Operations

Pemex-Gas and Basic Petrochemicals offers, as a value-added service, various hedging contracts to its domestic customers to protect them against fluctuations in the prices of natural gas. For information on hedging contracts offered to natural gas domestic customers, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 7,549 million in 2014, compared to Ps. 5,405 million invested in 2013, in projects primarily related to natural gas and condensates processing, as well as for the transportation and storage of other products. In 2015, the Mexican Government approved investments for Ps. 6,825 million for Pemex-Gas and Basic Petrochemicals, including Ps. 1,147.4 million for the conditioning of the infrastructure used to supply ethane to the Etileno XXI project. The remaining Ps. 5,677.6 million will be used to ensure the safe and reliable operation of its facilities.

Electric Energy Cogeneration Program

Since the enactment of the 2008 Petróleos Mexicanos Law, we have been authorized to co-generate electric energy and enter into agreements with the Federal Electricity Commission to sell our excess production to this entity. As part of our Programa de Cogeneración de Energía Eléctrica (Electric Energy Cogeneration Program), on August 28, 2008, we launched an international tender for the construction of our first large-scale energy cogeneration plant at the Nuevo Pemex GPC in the state of Tabasco. This plant began operating on April 1, 2013. Power generated by this plant is supplied to the Nuevo Pemex GPC and certain of our other facilities.

The Electric Energy Cogeneration Program is a two-stage program. In the short term, the program is intended to permit us to reduce our reliance on energy supplied by the Federal Electricity Commission. Over the medium and long term, we expect that these large-scale cogeneration projects will allow us to replace inefficient equipment at the end of its useful life and to sell excess electricity production to the Federal Electricity Commission. At the end of 2014, cogeneration projects were being developed at the Cactus GPC and the Miguel Hidalgo and Cadereyta refineries, which together will generate approximately 1,660 megawatts and 2,467 tons per hour of steam.

Collaboration Agreements

On March 15, 2012, Pemex-Gas and Basic Petrochemicals and the state of Zacatecas signed a collaboration agreement to develop a pipeline to deliver natural gas to that state. On October 26, 2012, Pemex-Gas and Basic Petrochemicals, Compañía Cervecera de Zacatecas, S.A. de C.V. (part of Grupo Modelo S.A.B. de C.V.) and Gas Natural Industrial, S.A. de C.V. signed an agreement to develop this pipeline. During the first stage of this project, the pipeline is expected to have a transportation capacity of 20 million cubic feet per day of natural gas. Following the construction of a new compression station during the second stage, the pipeline’s transportation capacity is expected to increase to 40 million cubic feet per day. In December 2013, the Energy Regulatory Commission authorized Transportadora de Gas Natural de Zacatecas, S.A. de C.V., the company created by Gas Natural Industrial, S.A. de C.V. to carry out this project, to transport natural gas. The pipeline, which measures 12 inches in diameter and 172 kilometers in length, began operating in August 2014 and supplying natural gas to Grupo Modelo S.A.B. de C.V. following the completion of the first stage of this project. In 2015, the pipeline is expected to begin transporting natural gas to other industrial clients.

On April 19, 2012, Pemex-Gas and Basic Petrochemicals and the state of San Luis Potosi signed a collaboration agreement to define and develop an infrastructure development plan relating to the supply of natural gas. Since 2013, this agreement has enabled us to obtain rights of way in the state, thereby facilitating the second phase of the Los Ramones pipeline project. See “—Los Ramones Gas Pipeline” above in this Item 4.

Ethane Supply Contract

On February 19, 2010, Pemex-Gas and Basic Petrochemicals entered into a contract to supply 66,000 barrels per day of ethane to the Etileno XXI project, a petrochemical complex in Nanchital, Veracruz that will produce ethylene and polyethylene. The Etileno XXI project is being developed and will be owned and operated by Braskem-IDESA, a Brazilian-Mexican consortium. In order to meet its obligations under this contract, Pemex-Gas and Basic Petrochemicals made adjustments to the infrastructure of its processing plants in the Ciudad Pemex, Nuevo Pemex and Cactus GPCs. Additional ethane will be transported from the GPCs located in Tabasco, in southeastern Mexico, to Coatzacoalcos, Veracruz. This contract provides for “take or pay—delivery or pay” obligations for the parties, and thus, in case of breach of its supply obligation, Pemex-Gas and Basic Petrochemicals is subject to the payment of liquidated damages. In the event of termination as a consequence of Pemex-Gas and Basic Petrochemicals’ material default under the ethane supply contract, Pemex-Gas and Basic Petrochemicals may be obligated to pay to the other parties involved in the project an amount equal to the termination value of this project (the value of which is determined pursuant to the contract and takes into consideration, among other factors, the outstanding debt of the project and the amount invested in the project at such time).

As of December 31, 2014, renovations of Pemex-Gas and Basic Petrochemicals’ processing plants in the Ciudad Pemex, Nuevo Pemex and Cactus GPCs were 87.5% complete and 72.5% of the necessary financing had been obtained. The renovations are expected to be completed during the third quarter of 2015. In addition, as of December 31, 2014, construction of the pipeline to transport ethane from the GPCs located in Tabasco, in southeastern Mexico, to Coatzacoalcos, Veracruz was 83.0% complete and 85.2% of the necessary financing had been obtained. The pipeline will begin operating in three phases: (1) Segment I (Cangrejera petrochemical complex) began operating in January 2015; (2) Segment II (Nuevo Pemex-Cactus-Coatzacoalcos) began operating in February 2015 and (3) Segment III (Ciudad Pemex-Nuevo Pemex) is expected to begin operating in June 2015.

Petrochemicals

Capacity

At the end of 2014, Pemex-Petrochemicals owned seven petrochemical complexes, four of which are in operation, for the production of petrochemical products (primarily those classified as “non-basic” prior to the enactment of the Hydrocarbons Law). Pemex-Petrochemicals had a total installed capacity of 9,132 thousand tons of petrochemical products per year in 2014.

The total production capacity of Pemex-Petrochemicals’ operating plants for the last five years was distributed among its facilities as set forth below.

Pemex-Petrochemicals’ Total Capacity

	Year ended December 31,
Petrochemical Facility	2010	2011	2012	2013(1)	2014
	(in thousands of tons)
Cosoleacaque	2,150	2,150	2,150	3,225	3,225
Cangrejera	4,438	4,328	4,328	3,964	3,465
Morelos	2,261	2,286	2,286	2,263	2,260
Pajaritos(2)	1,758	1,180	1,180	547	—
Escolín(3)	55	55	55	—	—
Camargo(4)	—	—	—	—	—
Independencia	222	222	222	187	183
Tula(3)	55	55	55	—	—

Total	10,939	10,276	10,276	10,186	9,132

Note: Numbers may not total due to rounding.

(1)	As of 2013, Pemex-Petrochemicals’ capacity does not include subproducts for our own consumption.
(2)	As of September 12, 2013, the vinyl chloride and ethylene plants at the Pajaritos petrochemical complex were divested from Pemex-Petrochemicals to become part of PMV.
(3)	As of 2013, the Escolín and Tula petrochemical complexes’ capacities are no longer included because these complexes have been out of operation for approximately three years.
(4)	As of the date of this report, the plant in Camargo is undergoing renovations.

Source: Pemex Petrochemicals.

Production

Pemex-Petrochemicals manufactures various petrochemical products, including:

•	methane derivatives, such as ammonia and methanol;

•	ethane derivatives, such as ethylene, polyethylene, ethylene oxide and glycols;

•	aromatics and their derivatives, such as high octane hydrocarbon, styrene, benzene, toluene and xylenes;

•	propylene chain and its derivatives, such as acrylonitrile and propylene;

•	other products, such as oxygen, nitrogen, hexane, heptane, pyrolysis liquids, specialty petrochemical products; and

•	petroleum derivatives chain, such as octane base gasoline, amorphous gasoline, naphtha gas and heavy naphtha.

The total annual production of Pemex-Petrochemicals in 2014 was 11,319 thousand tons. Our combined total annual petrochemical production (including production by other subsidiaries entities) decreased by 1.4% in 2014, from 11,478 thousand tons in 2013 to 11,319 thousand tons in 2014. Of this amount, Pemex-Petrochemicals produced 7,238 thousand tons, representing a 1.4% decrease from Pemex-Petrochemicals’ production of 7,339 thousand tons of petrochemical products in 2013. The remainder of these petrochemical products was produced by Pemex-Refining and Pemex-Gas and Basic Petrochemicals. The decrease in petrochemical production was primarily due to the September 2013 divestment of the vinyl chloride and ethylene plants at the Pajaritos petrochemical complex in connection with the PMV joint venture. See “—Joint Venture with Mexichem” below in this Item 4. As a result of this divestment, the total annual production of Pemex-Petrochemicals in 2014 does not include the production of these plants at the Pajaritos petrochemical complex.

For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2014.

Pemex-Petrochemicals Production

	Year ended December 31,					2014 vs. 2013
	2010	2011	2012	2013	2014
	(in thousands of tons per year)					(%)
Liquids
Hexanes	51	45	5	22	37	68.2
Heptanes	20	19	3	8	5	(37.5)

Total	71	64	8	30	42	40.0
Other inputs
Oxygen	460	447	418	434	441	1.6
Nitrogen	167	165	164	172	176	2.3
Hydrogen	159	128	20	61	87	42.6

Total	786	740	602	667	704	5.5
Petrochemicals
Methane derivatives	2,282	2,306	2,473	2,460	2,362	(4.0)
Ethane derivatives	2,831	2,750	2,775	2,473	2,089	(15.5)
Aromatics and derivatives	1,042	923	166	799	1,017	27.3
Propylene and derivatives	84	62	49	52	65	25.0
Petroleum derivatives	610	451	26	321	225	(29.9)
Others	1,093	744	115	443	734	65.7

Total	7,943	7,237	5,604	6,549	6,492	(0.9)
Other products(1)
Hydrochloric acid	109	98	108	63	—	(100.0)
Muriatic acid	34	16	45	30	—	(100.0)

Total	144	114	153	93	—	(100.0)

Total(2)	8,943	8,155	6,367	7,339	7,238	(1.4)

Note: Numbers may not total due to rounding.

(1)	As of September 2013, these products are no longer included due to their divestment from Pemex-Petrochemicals to become part of PMV. See “—Joint Venture with Mexichem” below in this Item 4.
(2)	Figures include petrochemical products used as raw materials to produce other petrochemicals.

Source: Pemex BDI.

Investments

Pemex-Petrochemicals invested Ps. 4,765 million on capital expenditures in 2014, which was allocated among the following ongoing projects as follows: Ps. 539 million for the modernization and expansion of the production capacity of the aromatics train (first phase) at the Cangrejera petrochemical complex, which involves the use of new technology in the conversion of naphthas to aromatics, such as the use of a continuous catalytic regeneration reactor; Ps. 480 million has been allocated for the rehabilitation of the ammonia plant IV and integration and auxiliary services for the Cosoleacaque petrochemical complex; Ps. 205 million for the modernization of the fire protection network at the Cangrejera petrochemical complex; Ps. 173 million for the infrastructure for maintenance and industrial services areas; Ps. 162 million for the conditioning of the infrastructure for storage areas to maintain production at the Cangrejera petrochemical complex; Ps. 142 million to improve the efficiency in storage and distribution I; Ps. 136 million for maintaining the production capacity of the ethane derivatives chain II at the Morelos petrochemical complex; Ps. 120 million for the modernization and optimization of infrastructure and auxiliary services I at the Pajaritos petrochemical complex; Ps. 116 million for the expansion and modernization of the ethane derivatives chain I at the Morelos petrochemical complex in order to increase, over time, production of ethylene oxide from 225 thousand tons per year to 360 thousand tons per year; Ps. 114 million for maintaining the production capacity of auxiliary services II; Ps. 113 million for maintaining the production capacity of auxiliary services III at the Cangrejera petrochemical complex; Ps. 98 million for refurbishing facilities at the Morelos petrochemical complex in order to improve security; Ps. 89 million for maintaining the production capacity of the ethane derivatives chain IV at the Morelos petrochemical complex; Ps. 69 million for maintaining the production capacity of the ethane derivatives chain II at the Cangrejera petrochemical complex; Ps. 52 million for maintaining the production capacity of the ethane derivatives chain III at the Morelos petrochemical complex; Ps. 49 million for maintaining the production capacity of the ethylene plant at the Cangrejera petrochemical complex; Ps. 28 million for safety and environmental protection at the Morelos petrochemical complex; Ps. 11 million for the modernization and optimization of auxiliary services infrastructure I at the Morelos petrochemical complex; Ps. 7 million for maintaining the production capacity, storage and distribution of ammonia and the refurbishing of auxiliary services equipment at the ammonia plant V at the Cosoleacaque petrochemical complex; Ps. 6 million for a cogeneration plant in the auxiliary services at the Morelos petrochemical complex; Ps. 5 million for a cogeneration plant in the auxiliary services at the Cangrejera petrochemical complex; Ps. 1 million for maintaining the production capacity of the aromatics train II at the Cangrejera petrochemical complex; and Ps. 2,050 million for other sustainability, safety, modernization, optimization and infrastructure projects.

Pemex-Petrochemicals’ 2015 budget includes Ps. 3,976 million in capital expenditures, of which Ps. 786 million has been allocated for the rehabilitation of the ammonia plant IV and integration and auxiliary services for the Cosoleacaque petrochemical complex; Ps. 341 million for the modernization and optimization of infrastructure and auxiliary services I at the Pajaritos petrochemical complex; Ps. 314 million for maintaining the production capacity of auxiliary services II; Ps. 284 million for the modernization of the fire protection network at the Cangrejera petrochemical complex; Ps. 251 million for the infrastructure for maintenance and industrial services areas; Ps. 242 million to improve the efficiency in storage and distribution I; Ps. 208 million for the expansion and modernization of the production capacity of the ethane derivatives chain I at the Morelos petrochemical complex in order to increase, over time, production of ethylene oxide from 225 thousand tons per year to 360 thousand tons per year; Ps. 101 million for safety and environmental protection at the Morelos petrochemical complex; Ps. 98 million for the conditioning of the infrastructure for storage areas to maintain production at the Cangrejera petrochemical complex; Ps. 93 million for maintaining the production capacity of auxiliary services III at the Cangrejera petrochemical complex; Ps. 84 million for maintaining the production capacity of the ethane derivatives chain II at the Morelos petrochemical complex; Ps. 52 million for maintaining the production capacity of the ethane derivatives chain III at the Morelos petrochemical complex; Ps. 46 million for refurbishing facilities at the Morelos petrochemical complex in order to improve security; Ps. 38 million for maintaining the production capacity of the ethane derivatives chain IV at the Morelos petrochemical complex; Ps. 24 million for the modernization and expansion of the production capacity of the aromatics train (first phase) at the Cangrejera petrochemical complex, which involves the use of new technology in the conversion of naphthas to aromatics, such as the use of a continuous catalytic regeneration reactor; Ps. 22 million for the modernization and optimization of auxiliary services infrastructure I at the Morelos petrochemical complex; Ps. 14 million for maintaining the production capacity of the ethylene plant at the Cangrejera petrochemical complex; Ps. 8 million for maintaining the production capacity of the ethane derivatives chain II at the Cangrejera petrochemical complex; Ps. 6 million for maintaining production capacity, storage and distribution of ammonia at the Cosoleacaque petrochemical complex; Ps. 3 million for a cogeneration plant in the auxiliary services at the Morelos petrochemical complex; Ps. 3 million for a cogeneration plant in the auxiliary services at the Cangrejera petrochemical complex; and Ps. 958 million for other sustainability, safety, modernization, optimization and infrastructure projects.

Domestic Sales

In 2014, the value of the domestic sales of Pemex-Petrochemicals increased by 6.7%, from Ps. 26,525.3 million in 2013 to Ps. 28,293.6 million in 2014. This increase was primarily due to: a 13% and 10% increase in the price of polyethylene and ethylene oxide, respectively, in 2014 as compared to 2013; an increase in the volume of sales of styrene, high density polyethylene and low density polyethylene, methanol and aromina; and higher volumes and prices of acrylonitrile.

Over the five years ended December 31, 2014, the value of Pemex-Petrochemicals’ domestic sales was distributed as set forth in the table below.

Value of Domestic Sales of Pemex-Petrochemicals(1)

	Year ended December 31,										2014 vs. 2013
	2010		2011		2012		2013		2014
	(in millions of pesos)(2)										(%)
Petrochemical Product
Ethane and derivatives	Ps.	15,814.8	Ps.	16,539.6	Ps.	16,945.1	Ps.	15,566.0	Ps.	16,208.4	4.1
Aromatics and derivatives		2,718.8		4,387.0		2,979.4		3,641.4		4,427.5	21.6
Methane and derivatives		4,454.9		5,956.0		6,562.6		6,059.9		5,964.0	(1.6)
Propylene and derivatives		1,384.4		1,467.1		1,134.8		1,212.1		1,602.6	32.2
Others(3)		365.6		503.9		139.1		45.9		91.4	99.1

Total	Ps.	24,738.4	Ps.	28,853.7	Ps.	27,761.0	Ps.	26,525.3	Ps.	28,293.8	6.7

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.
(3)	Includes naphtha gas.

Source: Pemex BDI.

Joint Venture with Mexichem

In September 2013, Pemex-Petrochemicals entered into a joint venture with Mexichem through an investment in PMV, a Mexican entity incorporated by Mexichem in 2011. In connection with this joint venture, we increased our investment in PPQ Cadena Productiva, S.L. by Ps. 2,993.5 million, which allowed this subsidiary company to acquire a 44.09% interest in PMV, and the ethylene and vinyl chloride monomer plants and related infrastructure at the Pajaritos petrochemical complex were divested from Pemex-Petrochemicals and contributed to PMV. This contribution, together with Mexichem’s contribution of its chlorine-caustic soda plant, allowed for the integration of the caustic soda-salt-chlorine-ethylene-vinyl chloride monomer production chain, which has streamlined operations and is expected to reduce manufacturing costs. Plants associated with this project began operating on September 12, 2013. The ethylene and vinyl chloride monomer plants are operated by employees of Pemex-Petrochemicals who are compensated by PMV, while the chlorine-caustic soda plant is directly operated by employees of PMV. In October 2013, Pemex-Gas and Basic Petrochemicals began supplying ethane to PMV pursuant to a long-term supply contract approved by the Energy Regulatory Commission.

Fertilizer Production

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

On December 9, 2014, we announced several initiatives as part of our strategy to increase fertilizer production, including the integration of the gas-ammonia-fertilizer chain and the renovation of an ammonia plant located in Camargo, Chihuahua, which had been inactive since 2002. This renovation project is expected to cost U.S. $35.0 million and to produce approximately 132 million tons of ammonia per year once it becomes operational in the first half of 2016. The reorganization plan approved by the Board of Directors of Petróleos Mexicanos on November 18, 2014 also provides for the creation of the new subsidiary entity, Pemex Fertilizers. See “—Information on the Company—History and Development—Energy Reform” for more information.

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

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,142.3 thousand barrels of crude oil per day in 2014, which represented 47.0% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2010		2011		2012		2013		2014
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	212	16	203	15	194	15	99	8	91	8
Isthmus (API gravity of 32°-33°)	75	6	99	7	99	8	103	9	134	12
Maya (API gravity of 21°-22°)(1)	1,065	78	1,022	76	944	75	968	81	890	78
Altamira (API gravity of 15.0°-16.5°)	9	1	14	1	19	2	20	2	27	2

Total	1,361	100	1,338	100	1,256	100	1,189	100	1,142	100

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.

API gravity refers to the specific gravity or density of liquid petroleum products, measured in degrees on the American Petroleum Institute (API) scale. On the API scale, oil with the lowest specific gravity has the highest API gravity. In addition, holding all other factors constant, the higher the API gravity, the greater the value of the crude oil.

(1)	Includes 3,000 barrels per day of Talam crude oil in 2014.

Source: PMI operating statistics as of January 20, 2015.

	Year ended December 31,
	2010		2011		2012		2013		2014
		(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S.$	79.58	U.S.$	109.83	U.S.$	109.38	U.S.$	107.92	U.S.$	93.83
Isthmus		78.63		106.22		107.25		104.76		93.53
Maya		70.65		98.97		99.98		96.91		84.36
Altamira		68.80		96.60		96.29		94.35		81.35
Weighted average realized price	U.S.$	72.46	U.S.$	101.13	U.S.$	101.82	U.S.$	98.46	U.S.$	86.00

Source: PMI operating statistics as of January 20, 2015.

Geographic Distribution of Export Sales

In 2014, 69.4% of PMI’s sales of our crude oil exports were to customers located in the United States, which represents a 3.8% decrease as compared to 2013. The decrease in our crude oil exports to the United States can be attributed primarily to a decrease in the availability of crude oil for export due to the decreased production of crude oil.

As of December 31, 2014, PMI had 36 customers in 14 countries. Among these countries, the largest proportion of our exports has consistently been to customers in the United States, Spain, India, Canada and China. Since 2009, the percentage of our crude oil export sales to the United States and Canada compared to our total crude oil export sales has declined, while the proportion of crude oil export sales to countries in Europe and Asia, particularly Spain and India, has increased. In 2013, 72.1% of our crude oil exports were to customers located in the United States, which represents a 4.1% decrease as compared to 2012. The decrease in our crude oil exports to the United States can be attributed mainly to the steady increase of domestic production of light and extra-light crude oil in the United States, primarily as a result of shale discoveries and advances in technology that have made extraction of oil from shale rock commercially viable. In response to the increased availability of light crude oil in the U.S. Gulf of Mexico and other developing trends in international demand for imported crude oil, we have expanded the scope of its geographic distribution and renewed our strategy to diversify and strengthen the presence of Mexican crude oil in the international market. In January 2014, PMI began exporting Olmeca crude oil to European countries other than Spain. As part of our initiative to increase export sales of crude oil to East Asia, PMI also began exporting Isthmus and Maya crude oil to South Korea in January 2015.

The following table sets forth our crude oil export sales by country for the five years ended December 31, 2014.

Crude Oil Exports by Country

	Percentage of Exports
	2010	2011	2012	2013	2014
United States	83.8%	81.8%	76.2%	72.1%	69.4%
Spain	8.9	8.3	13.2	14.4	14.2
India	1.7	2.8	6.0	8.2	7.0
Canada	1.8	1.5	1.8	1.9	1.8
China	1.9	2.7	0.8	1.6	1.2
Others	2.0	2.8	2.0	1.8	6.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

Source: PMI operating statistics as of January 20, 2015.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2014. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2010		2011		2012		2013		2014
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,163	86	1,116	83	980	78	879	74	813	74
Europe	132	10	131	10	176	14	184	15	292	15
Far East	49	4	74	6	85	7	111	9	15	9
Central and South America	15	1	18	1	14	1	15	1	23	1

Total	1,359	100	1,338	100	1,256	100	1,189	100	1,142	100

Olmeca (API gravity of 38°-39°)
United States and Canada	200	15	192	14	184	15	90	8	35	3
Others	12	1	11	1	9	1	8	1	56	5

Total	212	16	203	15	194	15	99	8	91	8

Isthmus (API gravity of 32°-33°)
United States and Canada	53	4	80	6	58	5	62	5	89	8
Others	22	2	20	1	41	3	41	3	45	4

Total	75	6	100	7	99	8	103	9	134	12

Maya (API gravity of 21°-22°)
United States and Canada	903	66	830	62	719	57	707	60	662	58
Others(1)	162	12	192	14	224	18	260	22	228	20

Total	1,065	78	1,022	76	944	75	968	81	890	78

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	9	1	14	1	18	1	20	2	27	2
Others	—	—	—	—	1	1	—	—	—	—

Total	9	1	14	1	19	2	20	2	27	2

Notes:	Numbers may not total due to rounding.

tbpd = thousand barrels per day.

API gravity refers to the specific gravity or density of liquid petroleum products, measured in degrees on the API scale. On the API scale, oil with the lowest specific gravity has the highest API gravity. In addition, holding all other factors constant, the higher the API gravity, the greater the value of the crude oil.

(1)	Includes 3,000 barrels per day of Talam crude oil in 2014.

Source: PMI operating statistics as of January 20, 2015.

PMI sells a significant percentage of its crude oil under evergreen contracts, which can be terminated by either party pursuant to a three month phase-out clause. In addition, PMI enters into agreements with various international customers, including those located in the United States, Europe, India, China and Japan. PMI’s crude oil exports are sold on a Free On Board (FOB) basis.

In total, we exported 1.14 million barrels of crude oil per day in 2014. In 2015, we expect to export approximately 1.10 million barrels of crude oil per day.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2014.

Volume of Exports and Imports

	Year ended December 31,					2014 vs. 2013
	2010	2011	2012	2013	2014
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	211.7	202.9	193.7	98.6	91.2	(7.5)
Isthmus	74.9	99.3	99.4	102.7	133.7	30.2
Altamira	8.6	14.0	18.8	19.9	27.2	36.7
Maya(1)	1,065.3	1,021.6	943.7	967.6	890.1	(8.0)

Total crude oil	1,360.5	1,337.8	1,255.5	1,188.8	1,142.3	(3.9)

Natural gas(2)	19.3	1.3	0.9	3.1	4.1	32.3
Petroleum products	194.5	175.9	152.6	164.5	193.5	17.6
Petrochemical products(3)(4)	697.6	442.9	1,344.7	1,336.9	488.0	(63.5)
Imports
Natural gas:
Natural gas(2)	535.8	790.8	1,089.3	1,175.4	1,250.4	6.4
Liquefied natural gas(2)(5)	—	—	—	114.3	107.4	(6.0)

Total natural gas	535.8	790.8	1,089.3	1,289.7	1,357.8	5.3

Petroleum products	627.9	631.9	570.9	516.2	633.5	22.7
Petrochemical products(3)(6)	394.9	224.9	445.1	287.8	332.7	15.6

Note: Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.

(1)	Includes 3,000 barrels per day of Talam crude oil in 2014.
(2)	Numbers expressed in millions of cubic feet per day.
(3)	Thousands of metric tons.
(4)	Includes propylene.
(5)	In 2013, we began importing liquefied natural gas through Manzanillo.
(6)	Includes isobutane, butane and N-butane.

Source: PMI operating statistics as of January 20, 2015, and Pemex-Gas and Basic Petrochemicals.

Crude oil exports decreased by 3.9% in 2014, from 1,188.8 thousand barrels per day in 2013 to 1,142.3 thousand barrels per day in 2014, primarily due to a 3.7% decrease in crude oil production.

Natural gas imports increased by 5.3% in 2014, from 1,289.7 million cubic feet per day in 2013 to 1,357.8 million cubic feet per day in 2014, which includes imports of liquefied natural gas through Manzanillo. The lower availability of wet gas and natural gas from Pemex-Exploration and Production’s fields made it necessary to increase natural gas imports. We exported 4.1 million cubic feet of natural gas per day in 2014, an increase of 32.3% as compared to natural gas exports in 2013 of 3.1 million cubic feet per day, primarily as a result of an increase in the temporary surplus of natural gas that was originally designated for domestic consumption and subsequently used for export.

In 2014, exports of petroleum products increased by 17.6%, from 164.5 thousand barrels per day in 2013 to 193.5 thousand barrels per day in 2014, due to increased sales of fuel oil. Imports of petroleum products increased by 22.7% in 2014, from 516.2 thousand barrels per day in 2013 to 633.5 thousand barrels per day in 2014, primarily due to increased domestic demand for gasoline and diesel. As of January 2007, clean fuels specifications for gasoline and diesel for transportation were established in Mexico. Since that time, imports of ULSD and ultra-low sulfur premium gasoline have been required to meet domestic demand.

In July 2014, we submitted a proposal to the Bureau of Industry and Security of the U.S. Department of Commerce to establish a crude oil exchange through which we would import up to 75,000 barrels per day of light crude oil and/or condensates from the United States in exchange for an equal amount of Maya crude oil. The imported light crude oil and condensates are to be mixed with our own crude oil in order to improve gasoline and diesel production at our domestic refineries. As of the date of this report, the U.S. Department of Commerce’s approval of this proposal is pending.

P.M.I. Trading, Ltd. sells refined and petrochemical products on an FOB, Delivered Ex-ship and Cost and Freight basis and buys refined and petrochemical products on an FOB, Cost and Freight and Delivered Ex-ship or Delivery at Frontier basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2014.

Value of Exports and Imports(1)

	Year ended December 31,										2014 vs. 2013
	2010		2011		2012		2013		2014
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S.$	6,149.2	U.S.$	8,133.0	U.S.$	7,753.7	U.S.$	3,883.9	U.S.$	3,124.3	(19.6)
Isthmus		2,148.9		3,849.1		3,904.4		3,928.1		4,563.3	16.2
Altamira		216.3		492.7		661.6		683.7		807.4	18.1
Maya(2)		27,471.1		36,904.9		34,466.5		34,227.4		27,360.4	(20.1)

Total crude oil(3)	U.S.$	35,985.4	U.S.$	49,379.6	U.S.$	46,786.2	U.S.$	42,723.2	U.S.$	35,855.4	(16.1)
Natural gas		31.9		1.6		0.6		2.8		4.8	71.4
Petroleum products		5,133.3		6,277.5		5,538.0		5,817.2		5,868.6	0.9
Petrochemical products		272.1		298.6		362.9		234.0		166.9	(28.7)

Total natural gas and products	U.S.$	5,437.3	U.S.$	6,577.7	U.S.$	5,901.5	U.S.$	6,054.0	U.S.$	6,040.3	(0.2)

Total exports	U.S.$	41,422.7	U.S.$	55,957.3	U.S.$	52,687.7	U.S.$	48,777.2	U.S.$	41,895.7	(14.1)

Imports
Natural gas	U.S.$	939.2	U.S.$	1,272.2	U.S.$	1,216.2	U.S.$	1,728.7	U.S.$	2,197.3	27.1
Liquefied natural gas(4)		—		—		—		766.6		621.9	(18.9)

Total natural gas	U.S.$	939.2	U.S.$	1,272.2	U.S.$	1,216.2	U.S.$	2,495.3	U.S.$	2,819.3	13.0

Petroleum products		20,317.3		28,019.1		27,272.4		23,916.8		23,553.7	(1.5)
Petrochemical products		302.5		277.5		526.9		322.3		373.3	15.8

Total imports	U.S.$	21,559.0	U.S.$	29,568.9	U.S.$	29,015.4	U.S.$	26,734.4	U.S.$	26,746.3	0.0

Net exports	U.S.$	19,863.7	U.S.$	26,388.5	U.S.$	23,672.3	U.S.$	22,042.8	U.S.$	15,149.4	(31.3)

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained under the line item “Net Sales” in our financial statements because of differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Includes Talam crude oil in 2014.
(3)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
(4)	In 2013, we began importing liquefied natural gas through Manzanillo.

Source: PMI operating statistics as of January 20, 2015, which are based on information in bills of lading, and Pemex-Gas and Basic Petrochemicals.

Imports of natural gas increased in value by 13.0% during 2014, primarily as a result of increased domestic demand for natural gas and higher natural gas prices.

The following table describes the composition of our exports and imports of selected refined products in 2012, 2013 and 2014.

Exports and Imports of Selected Petroleum Products

	Year ended December 31,
	2012		2013		2014
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Exports
Gasoline(1)	76.8	50.3	71.8	43.6	67.6	34.7
Liquefied petroleum gas(2)	0.1	0.1	0.2	0.1	1.3	0.7
Jet fuel	0.0	0.0	1.2	0.7	0.0	0.0
Fuel oil	73.2	48.0	82.9	50.3	123.6	63.4
Others	2.5	1.6	8.6	5.2	2.4	1.2

Total	152.6	100.0%	164.7	100.0%	194.9	100.0%

Imports
Gasoline(3)	390.7	59.7	370.4	62.2	389.7	61.5
Fuel oil	41.4	6.3	34.1	5.7	13.0	2.1
Liquefied petroleum gas(2)	85.6	13.1	79.5	13.3	85.0	13.4
Diesel	133.4	20.4	108.0	18.1	132.8	21.0
Others	3.7	0.6	3.7	0.6	13.0	2.1

Total	654.8	100.0%	595.7	100.0%	633.5	100.0%

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
(1)	Includes gasoline and blendstock.
(2)	Includes butanes.
(3)	Includes methyl tert-butyl ether (MTBE), naphtha and pentanes.

Source: PMI operating statistics as of January 20, 2015, based on INCOTERMS (International Commercial Terms).

Exports of petroleum products increased in value by 0.9% in 2014, primarily due to increased sales of fuel oil. In 2014, imports of petroleum products decreased in value, by 1.5%, and increased in volume, by 22.7%. These decreases were primarily due to decreased domestic demand for regular gasoline, which resulted from the national refining system’s increased production of this type of gasoline as compared to previous years. Our net imports of petroleum products for 2014 totaled U.S. $17,685.1 million, which represents a 2.3% decrease from our net imports of petroleum products of U.S. $18,099.6 million in 2013.

For the three years ended December 31, 2014, our exports and imports of selected petrochemicals were as follows:

Exports and Imports of Selected Petrochemicals

	Year ended December 31,
	2012		2013		2014
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Exports
Sulfur	401.0	29.8	473.7	35.4	335.6	68.8
Ammonia	105.8	7.9	39.0	2.9	—	—
Ethylene	50.9	3.8	6.1	0.5	15.6	3.2
Polyethylenes	42.7	3.2	29.8	2.2	23.9	4.9
Others	744.3	55.4	788.4	59.0	112.9	23.1

Total	1,344.7	100.0%	1,336.9	100.0%	488.0	100.0%

Imports
Isobutane-butane-hexane-1	228.2	51.3	199.7	69.4	228.7	68.7
Methanol	45.6	10.2	35.1	12.2	50.1	15.1
Xylenes	66.0	14.8	18.0	6.3	3.0	0.9
Toluene	61.5	13.8	8.4	2.9	10.5	3.2
Propylene	6.9	1.6	—	—	—	—
Others	36.8	8.3	26.6	9.3	40.4	12.1

Total	445.1	100.0%	287.8	100.0%	332.7	100.0%

Notes:	Numbers may not total due to rounding.

tmt = thousand metric tons.

Exports include propylene. Imports include isobutane, butane and N-butane.

Source: PMI operating statistics as of January 20, 2015, based on INCOTERMS.

In 2014, our exports of petrochemical products decreased by 63.5%, from 1,336.9 thousand metric tons in 2013 to 488.0 thousand metric tons in 2014. Our imports of petrochemical products increased by 15.6%, from 287.8 thousand metric tons in 2013 to 332.7 thousand metric tons in 2014. Petrochemical exports decreased in 2014, mainly due to lower sales of ammonia, sulfur and polyethylenes. Imports of petrochemical products increased in 2014, primarily due to higher demand for catalysts, methanol, butene-1, hexane-1 and toluene, among others.

Supply Commitments

We sell crude oil through a variety of contracts, some of which specify the delivery of a fixed and determinable quantity of crude oil. As of the date of this report, we are party to the following long-term crude oil supply agreements:

•	An agreement executed on May 1, 1999, among PMI, Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, and P.M.I. Norteamérica, S.A. de C.V., to supply the Deer Park refinery joint venture with a total of approximately 200 thousand barrels per day of Maya crude oil. Effective May 2008, this agreement was amended to reduce the supply to approximately 170 thousand barrels per day of Maya crude oil from May 2008 to March 2023 (when the agreement expires). In addition, PMI has agreed to supply additional volume depending on the availability of Maya crude oil. The additional volume is revised every two years. Accordingly, PMI provided an additional 30 thousand barrels per day of Maya crude oil from January 1, 2012 through December 31, 2013, increasing the total volume supplied during this period to 200 thousand barrels per day. For the period from January 2014 through December 31, 2015, the total volume to be supplied has been reduced to 170 thousand barrels per day.

•	An agreement executed on May 1, 2012, with Chevron Products Company, a division of Chevron U.S.A. Inc., to supply its refinery in Pascagoula, Mississippi with approximately 95 thousand barrels per day of Maya crude oil for a period of three years. On May 1, 2015, this agreement will be extended for three additional years, however, our supply commitment will decrease to approximately 51 thousand barrels per day of Maya crude oil.

•	An agreement executed on January 1, 2014, with Valero Marketing and Supply Company, a subsidiary of Valero Energy Corp., to supply its refineries in the United States with approximately 80 thousand barrels per day of Maya crude oil for a period of four years, with an option to extend this agreement subject to the express agreement of both parties.

•	An agreement executed in January 2013 and extended on October 20, 2014 with Unipec America, Inc., acting on behalf of Unipec Asia Co., Ltd., a branch of China International United Petroleum & Chemicals Co. Ltd., which is a subsidiary of SINOPEC, to export crude oil to China. Under this agreement, we will export 500 thousand barrels of crude oil each month until July 2016, for an aggregate amount of 22 million barrels of crude oil exports. This agreement is limited to the specific purpose of establishing the terms for our crude oil exports to China.

•	The remainder of our supply agreements were entered into with five different customers and require that we deliver a total of approximately 63 thousand barrels per day of crude oil during the next one to two years.

We expect to fulfill the majority of these supply commitments with both proved developed and proved undeveloped reserves.

Hedging Operations

P.M.I. Trading, Ltd. engages in hedging operations to cover its price exposure in the trading of petroleum products. The internal policies and procedures of P.M.I. Trading, Ltd. establish: (1) that DFIs are used exclusively to mitigate the volatility of hydrocarbon prices; (2) limits on the maximum amount of capital at risk and on the daily and accumulated annual losses for each business unit; and (3) the segregation of risk-taking and risk measurement. Capital at risk is calculated on a daily basis in order to compare the actual figures with the aforementioned limit. P.M.I. Trading, Ltd. has a risk management subcommittee that reviews risk and hedging operations and meets on a quarterly basis. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Hydrocarbon Price Risk.”

Transportation and Distribution

During 2014, we transported approximately 4,819 million cubic feet per day of natural gas, 289 thousand barrels per day of LPG and 3,330 thousand barrels per day of crude oil and petroleum products to be processed in our refining system and to satisfy domestic demand for petroleum products, as compared to 4,831 million cubic feet per day of natural gas, 287 thousand barrels per day of LPG and 3,500 thousand barrels per day of crude oil and petroleum products transported in 2013. Of the total amount we transported in 2014, we carried 83% through pipelines, 7% by vessels and the remaining 10% by train tank cars as well as tank trucks.

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and our refineries and petrochemical plants with Mexico’s major cities. At the end of 2014, our pipeline network measured approximately 70,951 kilometers in length. Of these pipelines, 50,679 kilometers are currently operational and 3,815 kilometers are temporarily out of operation. Pipelines temporarily out of operation are classified as being in “stand-by” status, which occurs when there is a decline in production in a field where the pipeline is located or when transportation service is irregular, making operation of the pipeline unprofitable. Once production is restored in such field, we change the status of the pipelines back to “operational.” As of the date of this report, 970 kilometers of the 3,815 kilometers of pipelines temporarily out of operation are being analyzed to determine whether they may be used in the future and if so, how they may be used. In addition, 50 kilometers are currently under construction and 15,437 kilometers are permanently out of operation, the majority of which are production pipelines for which we have developed disposal programs.

Approximately 7,198 kilometers of the pipelines currently in operation transport crude oil, 8,886 kilometers transport petroleum products and petrochemicals, 11,162 kilometers transport natural gas, 1,728 kilometers transport LPG, 1,350 kilometers transport basic and secondary petrochemicals, 18,869 kilometers are production lines (including discharge lines) and 1,486 kilometers correspond to other services, including oil and gas pipelines. Ownership of the pipelines is distributed among the subsidiary entities according to the products they transport.

Petróleos Mexicanos has been working to implement a pipeline integrity management plan, which is based on the guidelines of API Standard RP 1160, “Managing System Integrity for Hazardous Liquid Pipelines,” the American Society of Mechanical Engineers B31.8S, “Managing System Integrity of Gas Pipelines” and the Norma Oficial de México (Official Mexican Standard) NOM-027-SESH-2010, “Integrity Management of Hydrocarbons Collection and Transportation Pipelines” (which we refer to as NOM-027).

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

We have made considerable progress in satisfying the requirements of NOM-027, which became effective in June 2010, concerning risk assessment and the evaluation of pipeline integrity. Specifically, as of December 31, 2014, we have analyzed 100% of our overall pipeline network and 85% of our gathering pipelines, in length terms. In addition, we have implemented several of the measures relating to the other stages of the pipeline integrity management plan, including the data collection requirements of this standard.

Despite the implementation of strategies focused on improving the integrity and operation of our transportation pipeline network, we experienced 155 leaks and spills in 2014, which represents a 1.3% increase as compared to 2013. Of the 60 oil spills we experienced in transportation pipelines in 2014, 40 were due to a failure in the mechanical integrity of the pipelines, six were due to third-party incidents and 14 were due to other factors. During 2014, we experienced 95 oil spills in production pipelines, of which 71 were due to a failure in the mechanical integrity of the pipelines, 23 were due to third-party incidents and one was due to other factors. Most significantly, in October 2014, a landslide caused by heavy rains in the state of Veracruz resulted in the rupture of a pipeline from which 2,500 barrels of crude oil spilled.

The transportation of crude oil, natural gas and other products through a pipeline network is subject to various risks, including the risks of leaks and spills, explosions and theft. In 2014, we incurred a total of Ps. 12,503 million in expenditures for the remediation and maintenance of our pipeline network and we have budgeted an additional Ps. 8,885 million for these expenditures in 2015. For more information on recent problems with our pipeline network, see “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror” and “—Environmental Regulation—Environmental Liabilities” below.

At the end of 2014, we owned 16 refined product tankers and leased another two. We also owned 77 major wholesale storage and distribution centers, 17 liquefied gas terminals, six maritime terminals and nine dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute our hydrocarbon transportation and distribution infrastructure. We are in the process of implementing a plan for the renewal and modernization of our fleet. This plan is part of a strategy to improve the efficiency of our fleet and comply with safety and environmental standards. In 2011, we spent approximately U.S. $184 million to acquire five refined product tankers. We acquired an additional refined product tanker in 2012 for approximately U.S. $38.3 million. These tankers were acquired under leases with options to purchase, and are currently in operation. During 2013, we acquired four additional refined product tankers for approximately U.S. 34.5 million each. In 2014, we acquired two additional tankers for approximately U.S. $37.8 million each. We plan to continue to renew our fleet in accordance with future demand for petroleum products.

Fleet Developments

On July 25, 2013, Petróleos Mexicanos signed an agreement with the Secretaría de Marina - Armada de México (Mexican Navy) for the construction of 22 marine vessels for Pemex-Refining, which includes tugs, barges and supply vessels, as part of a plan to modernize the fleet. This transaction is valued at approximately U.S. $250 million. Pemex-Refining is providing the Mexican Navy with the technical specifications for the vessels and supervising their construction. Construction of the vessels began in 2014, and we expect to receive five tugs during the second half of 2015, while the remaining vessels are expected to be delivered during 2016 and 2017.

On October 4, 2013, Petróleos Mexicanos signed a memorandum of understanding with Keppel Offshore & Marine in order to build a shipyard in Altamira, Tamaulipas, specializing in the construction, maintenance and repair of platforms and major marine vessels. This project is expected to involve an initial investment of U.S. $150 million. As of the date of this report, this project has been temporarily suspended.

On November 26, 2013, our subsidiary company, P.M.I. Holdings B.V., signed an agreement to purchase a 51% stake in Hijos de J. Barreras, S.A., a Spanish shipyard. This transaction closed on December 16, 2013. The purpose of this acquisition is to transfer specialized shipbuilding technology to Mexico in order to continue to modernize our fleet. In February 2014, construction of an accommodation and support vessel for our fleet began at the shipyard. We expect the construction of this vessel, which will have the capacity to accommodate approximately 700 individuals, to be completed during the second half of 2016.

PEMEX Corporate Matters

In addition to the operating activities that we undertake through the activities of our subsidiary entities and subsidiary companies, we have certain centralized corporate operations that coordinate general labor, safety, insurance and legal matters.

Industrial Safety and Environmental Protection

Petróleos Mexicanos’ Corporate Office of Planning, Coordination and Performance is responsible for planning, conducting and coordinating programs to:

•	foster a company culture of safety and environmental protection;

•	improve the safety of our workers and facilities;

•	reduce risks to residents of the areas surrounding our facilities;

•	protect the environment; and

•	reduce greenhouse gas emissions and identify the risks associated with climate change in Mexico in order to develop strategies to minimize the impact of climate change on our operations.

We intend to develop further the industrial safety and environmental programs for each subsidiary entity. The environmental and safety division of each subsidiary entity coordinates closely with the Corporate Office of Planning, Coordination and Performance.

Insurance

We maintain a comprehensive property and civil liability insurance program for onshore and offshore properties and liabilities. All onshore properties, such as refineries, processing plants, pipelines and storage facilities are covered, as are all of our offshore assets, such as drilling platforms, rigs, gas gathering systems, maritime terminals and production facilities. Our insurance covers risks of sudden and accidental physical damage to or destruction of our properties, as well as against all risk of physical loss, including as a consequence of purposeful terrorist acts. This insurance also provides coverage for the contents of pipelines, storage facilities and wells, and any of our liabilities arising from such acts. Our insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnity insurance for our full marine fleet, in addition to life insurance, automobile and heavy equipment insurance, cargo and marine hull insurance, risk insurance for deep water drilling activities and construction risk insurance.

In accordance with Mexican law, we have entered into all of our insurance contracts with Mexican insurance carriers. These policies have limits of U.S. $2.0 billion for onshore property, U.S. $1.3 billion for offshore property, U.S. $0.3 billion for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for protection and indemnity for marine-related liabilities, U.S. $1.1 billion for onshore and offshore liabilities, U.S. $0.5 billion for offshore terrorist acts and U.S. $0.5 billion for onshore terrorist acts. Limits of insurance policies purchased for each category of risk are determined using professional risk management assessment surveys conducted by international companies on an annual basis and the market capacity available per risk.

Since June 2003, we have not maintained business interruption insurance, which in the past compensated us for loss of revenues resulting from damages to our facilities. We have discontinued such insurance based on the following factors: (1) the existence of mitigating factors across all of our facilities, (2) the nature and operation of our facilities, such as the ability of any of our six refineries to compensate for the loss of one refinery and the physical separation of plants within the refineries, and (3) the excess processing capacity available across our different lines of business, vis-à-vis the restricted coverage available in the international reinsurance markets. These factors led us to conclude that the benefits of this type of coverage were outweighed by the costs. Instead, we purchase ad-hoc business interruption mitigation insurance coverage, which compensates us for the additional expenses necessary to recover our production capabilities in the shortest time possible.

During 2014, we continued to engage in deep water exploratory and drilling activities that were covered by our existing insurance program. In August 2012, we purchased a policy to increase the coverage available for potential property damage, third-party liability and control of well risks related to these activities. Under this policy, we maintain coverage for each deep water well drilled, and the limits are determined based on the risk profile of the corresponding well. This policy has a limit of U.S. $3.3 billion, including U.S. $1.3 billion for control of well risks, U.S. $1.1 billion for casualty and U.S. $0.9 billion for property damage, which represents the maximum amount of coverage we have been able to secure in the international reinsurance markets. This policy also contemplates additional coverage for environmental liabilities and remediation activities relating to deep water exploration and drilling.

All of our insurance policies are in turn reinsured through Kot Insurance Company, AG (which we refer to as Kot AG). Kot AG is a wholly owned subsidiary company that was originally formed in 1993 under the laws of Bermuda as Kot Insurance Company, Ltd. and was subsequently organized under the laws of Switzerland in 2004. Kot AG is used as a risk management tool to structure and distribute risks across the international reinsurance markets. The purpose of Kot AG is to reinsure policies held through our local insurance carriers and maintain control over the cost and quality of the insurance covering our risks. Kot AG reinsures over 98% of its reinsurance policies with unaffiliated third-party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and maintain its creditworthiness. Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. As of December 31, 2014, Kot AG’s net risk retention is capped at U.S. $140 million, of which U.S. $100 million corresponds to property and liabilities, and is spread across different reinsurance coverage to mitigate potential aggregation factors.

Investment in Repsol

Until June 3, 2014, we held a synthetic long position on 67,969,767 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A. and which we refer to as Repsol). On June 4, 2014, we announced the sale of a total of 104,057,057 shares of Repsol (67,969,767 shares of the synthetic long position held by Petróleos Mexicanos and 36,087,290 shares held by our wholly-owned subsidiary, P.M.I. Holdings, B.V.), representing 7.86% of Repsol’s share capital, at a price of €20.10 per share. As a result of this sale, we recognized a loss of Ps. 215.1 million. As of December 31, 2014 and April 24, 2015, our share of the economic and voting rights in Repsol was 1.45%. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Risks Relating to the Portfolio of Third-Party Shares” for a description of this position.

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

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either new shares of Repsol or cash. On June 29, 2012, Petróleos Mexicanos opted to receive its dividend in cash, which it received on July 13, 2012, while on July 9, 2012, P.M.I. Holdings, B.V. received its dividend in the form of 2,600,191 new Repsol shares. As part of the same program, on January 21 and July 16, 2013, P.M.I. Holdings, B.V. opted to receive dividends in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively, and subsequently opted to receive 1,451,455 and 488,923 new Repsol shares on January 17 and July 16, 2014, respectively. In addition, P.M.I. Holdings B.V. received a €15.1 million extraordinary cash net dividend paid by Repsol on June 17, 2014.

On August 9, 2013, we divested our direct interest in 9,289,968 shares of Repsol, which resulted in a net profit of Ps. 278.8 million. On the same date, we entered into an equity swap for the same number of shares with a notional amount of Ps. 2,869.9 million through which we retain economic and voting rights in such shares. See Note 13(a) to our consolidated financial statements included herein.

As of December 31, 2014 we owned a total of 19,557,004 shares of Repsol. As described in Note 8 to our consolidated financial statements, we recorded the 19,557,004 Repsol shares that we hold as “available-for-sale” investments and valued them, as of December 31, 2014, at Ps. 5,414.6 million. As of December 31, 2013 our investment in 53,703,916 shares of Repsol was valued at Ps. 17,728.5 million. As described in Note 8 to our consolidated financial statements, we recorded the effect of the valuation of the investment at fair value as a loss of Ps. 765.4 million and a gain of Ps. 4,453.5 million in comprehensive income (loss) for the years ended December 31, 2014 and 2013, respectively, in the consolidated statements of changes in equity (deficit). In addition, we recorded dividend payments received from Repsol of Ps. 736.5 and Ps. 914.1 million in the consolidated statements of comprehensive income for the years ended December 31, 2014 and 2013, respectively.

Creation of Ethics Committee

On February 12, 2015, our Ethics Committee was formed with members from our management team and the Corporate Director of Management of Petróleos Mexicanos serving as its chair. Among other duties, the Ethics Committee is responsible for monitoring the implementation and enforcement of our new code of ethics, as well as promoting corporate strategies that are designed to foster a culture of ethics and integrity. See “Item 16B—Code of Ethics” for more information regarding our new code of ethics.

Corporate Office of Procurement and Supply

In 2014, the Dirección Corporativa de Procura y Abastecimiento (Corporate Office of Procurement and Supply, or DCPA), was created as a new division within the organizational structure of Petróleos Mexicanos, with the aim of centralizing purchases related to goods, services and operating and public works leases. On January 19, 2015, Petróleos Mexicanos announced that it expects to save more than Ps. 21.3 billion by 2018 through initiatives to consolidate the procurement process, including a significant reduction in the number of procurement offices. As of the date of this report, the DCPA has additionally begun developing a new database to register and evaluate suppliers and contractors. The database will collect commercial and financial information related to suppliers and contractors, including the products and services they offer, as well as quantitative and qualitative data points in order to evaluate their performances. This new system is intended to facilitate risk analysis for the pre-selection of suppliers and contractors with the aim of improving the transparency and efficiency of the procurement process.

Collaboration and Other Agreements

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

On September 25 and 26, 2014 at the World National Oil Companies Congress, Petróleos Mexicanos signed a memorandum of understanding with each of: (1) Petronas and YPF SA, (2) BHP Billiton and (3) Oil and Natural Gas Corporation Limited, through which the parties indicated their intent to analyze business opportunities in deep water, mature fields and heavy and extra-heavy crude oil, assess natural gas infrastructure and exchange best practices for sustainable development, environmental protection and exploration and production activities.

On October 2, 2014, Petróleos Mexicanos and Exxon Mobil signed a memorandum of understanding with the aim of identifying business opportunities in exploration, production and industrial transformation processes with a focus on sustainable development and environmental stewardship, as well as exchanging best practices for the development of human resources and industrial safety.

On October 17, 2014, Petróleos Mexicanos and Pacific Rubiales signed a memorandum of understanding to identify opportunities for collaboration in exploration and production activities, hydrocarbons transportation, electricity generation and the exchange of best practices for industrial safety training and health-at-work initiatives.

On October 26, 2014, Petróleos Mexicanos and Chevron signed a memorandum of understanding with the aim of establishing opportunities for cooperation in mutually beneficial projects related to deep water, heavy crude oil and the revitalization of mature fields, among other things. This memorandum of understanding also lays the foundation for collaboration in connection with natural gas production, refining and fuel distribution and carbon-dioxide emissions reduction.

On October 29, 2014, Petróleos Mexicanos, through PMI, and Kuwait Foreign Petroleum Exploration Company signed a memorandum of understanding to share technical and commercial information for the evaluation and development of joint business opportunities in oil and gas exploration and production, both in Mexico and abroad.

On October 30, 2014, Petróleos Mexicanos and Eni S.p.A., an Italian oil and gas company, signed a memorandum of understanding to identify opportunities for collaboration in exploration and refining activities, natural gas and petrochemical production, technological development, emissions reduction, as well as the exchange of best practices for the development of human capital.

On November 13, 2014, Petróleos Mexicanos and CNOOC, a Chinese state-owned oil and gas company, the China Development Bank and the Industrial and Commercial Bank of China signed memoranda of understanding which intend to, among other things, encourage cooperation among the parties with respect to technical, human resources and financial matters.

On December 4, 2014, Petróleos Mexicanos and Reliance Industries Limited, an Indian oil and gas company, signed a memorandum of understanding to collaborate in the development of new technologies and human resources. This memorandum of understanding also lays the foundation for collaboration and the possibility of joint business opportunities in exploration, production, refining and downstream activities.

On February 5, 2015, Petróleos Mexicanos and the Instituto Politécnico Nacional (National Polytechnic Institute) of Mexico entered into a collaboration agreement for the development of human resources, technology and research, with the aim of promoting and supporting joint research programs and the development of knowledge related to the hydrocarbons industry.

On February 18, 2015, Petróleos Mexicanos and the Organization for Economic Co-operation and Development (OECD) signed a memorandum of understanding with the aim of benefiting from the OECD’s knowledge of and experiences with international best practices relating to the procurement of goods and services.

On February 19, 2015, Petróleos Mexicanos signed a memorandum of understanding with the Infraestructura Energética Nova, S.A.B. de C.V. and Sempra LNG units of the U.S. energy company Sempra Energy for the potential joint development of a natural gas liquefaction project at the site of the Energía Costa Azul facility located in Ensenada, Mexico.

On April 7, 2015, Petróleos Mexicanos and First Reserve signed a memorandum of understanding and cooperation to explore new opportunities for joint energy projects, which would provide access to financing, as well as the exchange of technical and operational experience. This agreement contemplates up to U.S. $1.0 billion of investments in potential projects relating to infrastructure, maritime transport and power cogeneration, among others.

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

Reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by us. The Mexican Government has granted us the right to exploit the petroleum and other hydrocarbon reserves assigned to us in connection with Round Zero. Productive state-owned companies and other companies participating in the Mexican hydrocarbons industry may report assignments or contracts and the corresponding expected benefits for accounting and financial purposes. See “Information on the Company—History and Development—Energy Reform” above in this Item 4. Our estimates of hydrocarbon reserves are described under “—Exploration and Production—Reserves” above.

GENERAL REGULATORY FRAMEWORK

The Mexican Government and its ministries regulate our operations in the oil and gas sector. The Ministry of Energy monitors our operations, and the Secretary of Energy acts as the chairperson of the Board of Directors of Petróleos Mexicanos. In addition, the Coordinated Regulatory Bodies related to Energy Matters Law, which was enacted as part of the Secondary Legislation and took effect on August 12, 2014, establishes mechanisms for the coordination of these entities with the Ministry of Energy and other ministries of the Mexican Government. The NHC has the authority to award and execute contracts for exploration and extraction in connection with competitive bidding rounds. The Energy Regulatory Commission has the authority to grant permits for the storage, transportation and distribution of oil, gas, petroleum products and petrochemicals in Mexico, and to regulate the first-hand sale of these products. The regulatory powers of the NHC and the Energy Regulatory Commission extend to all oil and gas companies operating in Mexico, including Petróleos Mexicanos and the subsidiary entities.

On December 2, 2014, the Ministry of Energy published in the Official Gazette of the Federation a statement declaring that the new Board of Directors of Petróleos Mexicanos was performing its duties and the mechanisms for our oversight, transparency and accountability had been implemented in accordance with the Petróleos Mexicanos Law. As a result, the special regime that governs Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, budget, debt levels and the state dividend took effect. However, as of the date of this report, the provisions relating to acquisitions, leases, services and public works have not yet become effective. Beginning in 2015, each year the SHCP will provide us with estimated macroeconomic indicators for the following fiscal year, which we are to use to prepare the consolidated annual budget for Petróleos Mexicanos and the subsidiary entities, including our financing program. Upon approval by the Board of Directors of Petróleos Mexicanos, our consolidated budget and financing program will then be submitted to the SHCP, which has the authority to adjust our financial balance goal and the ceiling on our wage and salary expenditures for the fiscal year. The consolidated annual budget and financing program of Petróleos Mexicanos and the subsidiary entities, including any adjustments made by the SHCP, is then incorporated into the federal budget for approval by the Chamber of Deputies. The Mexican Government is not, however, liable for the financial obligations that we incur. In approving the federal budget, the Chamber of Deputies authorizes our financial balance goal and the ceiling on our wage and salary expenditures for the fiscal year, which it may subsequently adjust at any time by modifying the applicable law.

The Superior Audit Office of the Federation, or the ASF, reviews annually the Cuenta Pública (Public Account) of Mexican Government entities, including Petróleos Mexicanos and the subsidiary entities. This review focuses mainly on the entities’ compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances, the observed issues are explained and clarified.

We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws and regulations, as well as internal control procedures and guidelines designed to ensure our compliance with these laws.

As an issuer of debt securities that are registered under the Securities Act and in connection with certain representations and covenants included in our financing agreements, we must comply with the U.S. Foreign Corrupt Practices Act, or the FCPA. The FCPA generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to government officials for the purpose of obtaining or keeping business. In addition, we are subject to other international laws and regulations related to anti-corruption, anti-bribery and anti-money laundering, including the U.K. Bribery Act of 2010, which prohibits the solicitation of, the agreement to receive and the acceptance of bribes.

As a public entity of the Mexican Government, we are also subject to various domestic laws related to anti-corruption, anti-bribery and anti-money laundering. The Código Penal Federal (Federal Criminal Code) criminalizes certain corrupt practices, including bribery, embezzlement and abuse of authority. The Ley Federal Anticorrupción en Contrataciones Públicas (Federal Law of Anti-Corruption in Public Contracting) sanctions companies and individuals that violate this law while participating in federal government contracting in Mexico, as well as Mexican companies and individuals engaged in international commercial transactions. This law is analogous in many respects to the FCPA. In addition, the Federal Law of Administrative Responsibilities of Public Officials requires all public officials to carry out their duties without seeking to obtain any benefits other than the compensation they receive in connection with their public duties.

We also employ internal control procedures and guidelines designed to monitor the activities of our employees, including senior management, and to ensure compliance with applicable anti-corruption, anti-bribery and anti-money laundering laws and regulations. The Lineamientos que regulan el sistema de control interno en Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales (Guidelines governing the internal control system of Petróleos Mexicanos, its productive subsidiary entities and affiliates) set forth the principles underlying our internal controls system and the procedures necessary for its implementation and monitoring. In addition, the Lineamientos para la participación de testigos sociales durante actividades de procura y abastecimiento y procedimiento de contratación de Petróleos Mexicanos y sus empresas productivas subsidiarias (Guidelines for the participation of public witnesses in the procurement and supply activities and contracting procedures of Petróleos Mexicanos, its productive subsidiary entities and affiliates), delineates the ways in which public witnesses may act as third-party observers in connection with our procurement procedures. These internal controls and guidelines are applicable to Petróleos Mexicanos and the subsidiary entities. For a description of the risks relating to anti-corruption, anti-bribery and anti-money laundering laws and regulations, see “Item 3—Key Information—Risk Factors—Risk Factors Related to our Operations—We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.”

On February 26, 2015, the Chamber of Deputies approved a bill proposing to amend several provisions of the Mexican Constitution relating to anti-corruption. Among the proposed amendments is one that would establish a national anti-corruption system to coordinate the efforts of Mexico’s governmental authorities in order to prevent, detect and punish corrupt activities, and to oversee and manage public resources. As of the date of this report, this bill has been approved by the Cámara de Senadores (Senate) and submitted to the local Congress of each state of Mexico for approval.

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to various laws related to the environmental protection of natural resources, as well as the management of hazardous and non-hazardous wastes. In particular, Petróleos Mexicanos and the subsidiary entities are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection, which we refer to as the Environmental Law), which was amended on January 28, 2011, and the regulations issued thereunder, the Ley General de Cambio Climático (General Law on Climate Change), which was amended on June 6, 2012, and several technical environmental norms issued by the SEMARNAT. We are also subject to the Ley General para la Prevención y Gestión Integral de los Residuos (General Law on Waste Prevention and Integral Management), Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition), as well as the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law), each of which became effective on November 29, 2008. In addition, Petróleos Mexicanos and the subsidiary entities are subject to the environmental laws and regulations issued by the governments of each state of Mexico where our facilities are located.

The SEMARNAT, in conjunction with other Mexican federal and state authorities, regulates our activities that affect the environment. Before we carry out any activity that may have an adverse impact on the environment, we are required to obtain certain authorizations from the SEMARNAT. In particular, environmental regulations apply to chemical, petrochemical, crude oil refining and extraction activities, as well as the construction of crude oil and natural gas pipelines. Before authorizing a new project, the SEMARNAT requires the submission of an environmental impact analysis and any other information that it may request.

Pursuant to the Secondary Legislation, the National Agency of Industrial Safety and Environmental Protection for the Hydrocarbons Sector was created as an administrative body of the SEMARNAT responsible for the protection of persons, the environment and facilities in the Mexican hydrocarbons sector. This agency, which operates with technical and administrative independence, has the authority to regulate and supervise all companies participating in the hydrocarbons sector through the agency’s issuance of rules establishing safety standards, limits on greenhouse gas emissions and guidelines for the decommissioning and abandonment of facilities, among other things. In accordance with the internal regulations published in the Official Gazette of the Federation on October 31, 2014, this agency began its activities on March 2, 2015. See “—Information on the Company—History and Development—Energy Reform” above in this Item 4 for more information.

The environmental regulations specify, among other matters, the maximum permissible levels of emissions and water discharge. These regulations also establish procedures for measuring pollution levels.

Mexico generally reviews and updates its environmental regulatory framework every five years, and we participate with the Mexican Government in developing environmental regulations that are related to our activities. The Law of Use of Renewable Energy and Financing of the Energy Transition and the Sustainable Use of Energy Law are designed to further Mexico’s transition to developing cleaner, more environmentally friendly fuels and renewable energy sources. On January 30, 2006, the SEMARNAT issued Official Mexican Standard NOM-086-SEMARNAT-SENER-SCFI-2005, which sets forth environmental specifications for fossil fuels. As required by this standard, we are currently developing projects at our refineries to satisfy domestic market demand for low-sulfur fossil fuels.

On March 19, 2010, the Energy Regulatory Commission issued Official Mexican Standard NOM-001-SECRE-2010, which specifies quality parameters for the transportation, storage and distribution of natural gas. In order to comply with this standard, we implemented procedures to control the nitrogen concentration in the natural gas that we process and installed equipment to monitor the quality of the natural gas that we transport, store and distribute. In addition, the cryogenic plant at the Ciudad Pemex GPC was modified to comply with this standard and three plants began operating in 2012 in order to control the liquid content of natural gas.

On February 2, 2012, the SEMARNAT published an update of Official Mexican Standard NOM-085-SEMARNAT-2011 (which we refer to as NOM-085), which sets forth environmental standards regarding the maximum levels of emissions to the atmosphere allowed from stationary sources. In April 2012, NOM-085 was amended to heighten some of these standards. In order to comply with NOM-085, we continued to reduce our sulfur dioxide emissions and to gradually substitute fuel oil with natural gas in our operations. These efforts were carried out as part of the reconfiguration of the Miguel Hidalgo and Salamanca refineries. See “—Business Overview—Refining—Reconfiguration of the Miguel Hidalgo Refinery” and “—Reconfiguration of the Salamanca Refinery” above in this Item 4.

In April 1997, the SEMARNAT issued regulations governing the procedures for obtaining an environmental license, under which new industrial facilities can comply with all applicable environmental requirements through a single administrative procedure. Each environmental license integrates all of the different permits, licenses and authorizations related to environmental matters for a particular facility. Since these regulations went into effect, we have been required to obtain an environmental license for any new facility. Our facilities that existed prior to the effectiveness of these regulations are not subject to this requirement.

Federal and state authorities in Mexico may inspect any facility to determine its compliance with the Environmental Law, local environmental laws, regulations and technical environmental regulations. Violations or non-compliance with environmental standards and regulations may result in the application of substantial fines, temporary or permanent shutdown of a facility, required capital expenditures to minimize the effect of our operations on the environment, cleanup of contaminated land and water, cancellation of a concession or revocation of authorization to carry out certain activities and, in certain cases, criminal prosecution of employees and individuals. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—Our compliance with environmental regulations in Mexico could result in material adverse effects on our results of operations.”

On November 28, 2007, the SEMARNAT issued NOM-148-SEMARNAT-2006 (which we refer to as NOM-148), which establishes standards for sulfur recovery in all refineries. As of the date of this report, all of our refineries are in compliance with NOM-148. During 2014, compliance with NOM-148 resulted in costs to Petróleos Mexicanos and the subsidiary entities of approximately Ps. 2,500 million. The new sulfur recovery plant at the Salamanca refinery began operating in February 2014.

As we increase our use of new drilling technologies, it is possible that Mexico’s environmental regulations will expand to address these developments. On January 11, 2011, the NHC issued new rules and regulations relating to our deep water drilling and exploration activities in the Gulf of Mexico. These new rules and regulations, which were promulgated in response to the Deepwater Horizon blowout and resulting oil spill that occurred on U.S. territory in the Gulf of Mexico in April 2010, require us to produce periodic reports on our safety measures for deep water drilling and exploration activities and to have our procedures certified by an independent expert. We must also certify that we have adequate insurance or other financial resources available to cover any losses or compensation claims stemming from a deep water accident. As of the date of this report, we are in compliance with the above requirements for projects at depths of 500 to 1,500 meters and with all requirements applicable to deepwater projects, which are issued primarily by the NHC. On February 20, 2012, the governments of the United States and of Mexico reached an agreement regulating oil and gas development along their maritime border in the Gulf of Mexico, which may facilitate an expansion of deep water drilling for Mexico. This agreement took effect on July 18, 2014, following approval by the relevant governmental authorities in each country. Under this agreement, Mexico is to retain its own regulatory system.

On May 14, 2012, we procured the services of Wild Well Control, Inc., a company that specializes in controlling oil spills, in order to comply with the rules and regulations issued by the NHC. Our initial agreement with Wild Well Control, Inc. expired on March 31, 2013 but was subsequently renewed and is in effect as of the date of this report.

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

Global Climate Change and Carbon Dioxide Emissions Reduction

On June 6, 2012, the General Law on Climate Change was published in the Official Gazette of the Federation, with the objectives of regulating greenhouse gas emissions and reducing the vulnerability of Mexico’s infrastructure, population and ecosystems to the adverse effects of climate change. In order to comply with the requirements of the General Law on Climate Change, we promote policies intended to reduce greenhouse gas emissions, such as reducing gas flaring and fugitive emissions, implementing reforestation projects and substituting liquid fuels for natural gas. We also undertake efforts to minimize the vulnerability of our operations to climate change.

We have taken the following actions aimed at mitigating the impact of climate change:

•	implementing energy efficient practices;

•	using renewable sources;

•	reducing gas flaring and venting to reduce losses in the extraction process and distribution system and to ensure gas usage efficiency;

•	advancing efficient cogeneration of electric energy; and

•	promoting the reduction of harmful emissions in the extraction, transportation, processing and use of hydrocarbons.

In addition, we have taken steps to ensure that our land use practices conform with the guidelines of the General Law on Climate Change and the Programa de Ordenamiento Ecológico del Territorio (Ecological Territorial Regulation Program), and to protect, conserve and restore the ecosystems that have been impacted by our operations. We also measure the amount of carbon dioxide absorbed by the soil and other natural resources in the areas where we carry out exploration and production activities in order to assess our impact on the environment. Finally, we promote the development of the Atlas Nacional de Riesgos (National Risk Atlas), which identifies the risks associated with climate change in Mexico, in order to determine how best to minimize the impact on our operations.

The General Law on Climate Change establishes a series of financial, regulatory and technical rules and regulations, as well as tools for strategy formation, evaluation and monitoring that form the framework for a comprehensive public policy on climate change. The Estrategia Nacional de Cambio Climático (National Climate Change Strategy), Programa Especial de Cambio Climático 2014-2018 (Special Climate Change Program for 2014-2018) and Programas Estatales de Acción ante el Cambio Climático (State Programs of Action Against Climate Change) represent some of the strategies that have been developed to combat climate change in Mexico in accordance with this policy. In addition, the General Law on Climate Change provides for tools to analyze and monitor greenhouse gas emissions, including the Inventario de Emisiones de Contaminantes Atmosféricos (Inventory of Emissions of Air Pollutants), Inventario de Emisiones de Gases Efecto Invernadero (Inventory of Greenhouse Gas Emissions), Registro Nacional de Emisiones (National Registry of Emissions) and Sistema de Información sobre Cambio Climático (Climate Change Information System). Finally, the Fondo para el Cambio Climático (Climate Change Fund) provides funds for climate change initiatives, while the Official Mexican Standards set forth the relevant environmental regulations.

On October 28, 2014, the Reglamento de la Ley General de Cambio Climático en Materia del Registro Nacional de Emisiones (Regulations to the General Law on Climate Change Relating to the National Registry of Emissions) was published. Pursuant to these regulations, we are required to calculate and report to the SEMARNAT, on an annual basis, the amount of our direct and indirect greenhouse gas emissions after such information has been verified by an approved third party.

We have identified several activities and projects to be undertaken in respect of the Special Climate Change Program for 2014-2018, including: the greenhouse gas emissions project, which aims to reduce emissions through energy efficiency, operational efficiency and the reduction of gas flaring and venting; gas usage efficiency; carbon capture and storage; pilot projects at the Federal Electricity Commission’s facilities; the estimation, verification and reduction of carbon emissions to develop enhanced oil recovery processes; the Proyecto Ejecutivo de Reducción de Emisiones (Nationally Appropriate Mitigation Actions, or NAMA) projects to prevent harmful emissions in the transportation, production and venting of natural gas; and the identification of risks at strategic facilities. Through our greenhouse gas emissions project, we aim to reduce our emissions by 5.0 million tons of carbon dioxide equivalent by 2018.

During 2014, we recorded greenhouse gas emissions of approximately 55.6 million tons of carbon dioxide equivalent, which represented an 18.0% increase as compared to the amount emitted in 2013. This increase was primarily due to an increase in the burning of sour gas with a high nitrogen content in connection with Pemex-Exploration and Production’s operations. Our gas usage level was 95.7% during 2014, as compared to 98.0% in 2013, which represented a deviation from the gas usage standards set forth in the NHC’s rules and regulations. As of the date of this report, the NHC is analyzing our report explaining the basis for this deviation in order to determine its ruling on this matter. Our largest source of greenhouse gas emissions are heating systems, which require the burning of fossil fuels and the creation of water vapor in order to generate caloric energy to provide heating, steam and electrical power.

In 2013 and 2014, we implemented our Plan de Acción Climática (Climate Action Plan) with several conservation and reforestation projects designed to support our greenhouse gas emissions project, preserve the ecosystems in which we operate, protect the surrounding communities and promote social development. Our biodiversity conservation efforts and indirect mitigation measures have been carried out through the following projects:

•	conservation, management and restoration of the Usumacinta River basin’s natural ecosystems in the state of Chiapas;

•	carbon capture and storage for biodiversity conservation at the Jaguaroundi Ecological Park in the state of Veracruz, where the carbon dioxide capture potential is approximately 99,704 tons per year;

•	an environmental education program and the operation of a water house in the Centla swamps located in the state of Tabasco;

•	environmental education programs and reforestation of the protected natural areas in the Sierra de Tamaulipas mountains, the Centla swamps and the Usumacinta canyon in the state of Tabasco and of the protected natural areas of the Cofre de Perote, Los Tuxtlas and Pico de Orizaba in the state of Veracruz;

•	environmental education programs and wetlands recovery in the state of Veracruz;

•	operation of the sociocultural corridor in the southern region of the state of Veracruz, which includes environmental education and archaeological exploration;

•	operation of the protected natural area of Tuzandépetl in the state of Veracruz; and

•	operation of the Castaño ecological reserve in the state of Tabasco.

In 2014, we updated the methodology for estimating the vulnerability of our facilities to climate change in different regions in Mexico. We plan to conduct a study at selected strategic facilities to evaluate the specific climate change risks that they face and identify the adaptive measures that should be implemented to address those risks.

Clean Development Mechanism Projects, NAMAs, Carbon Markets and Green Bonds

In 2000, Mexico ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (which we refer to as the Kyoto Protocol) as a non-Annex B country. Accordingly, Mexico is not subject to emission caps under the Kyoto Protocol, but Mexican companies, such as PEMEX, are allowed to develop Clean Development Mechanism (CDM) projects. These CDM projects generate carbon dioxide emission-reduction certificates or credits that can be traded in international markets. We have two registered CDM projects with the United Nations Framework Convention on Climate Change: Waste Energy Recovery at the Dos Bocas Marine Terminal, which increases thermal efficiency by recovering wasted heat for the Maya oil dewatering process and reduced nearly 45 thousand tons of carbon dioxide equivalent during 2014, and Tres Hermanos Oil Field Gas Recovery and Utilization Project, which involves the recovery and transportation of gas from oil wells that used to be flared from oil batteries to a new carbon dioxide separation and gas conditioning plant, where dry gas and condensates are produced.

NAMAs are a set of measurable, reportable and verifiable actions undertaken by countries to reduce emissions. In November 2014, the SEMARNAT registered the NAMA for the Mexican Oil and Gas Sector on the Voluntary National Registry of Development maintained by the United Nations Framework Convention on Climate Change. This NAMA, which was developed in collaboration with Environment Canada, a Canadian government entity, is one of the first to be implemented by the oil and gas sector on a global scale. This program has the potential to reduce emissions by more than 13.0 million tons of carbon dioxide equivalent per year, with savings of approximately U.S. $230.0 million.

During 2014, we continued participating in the World Bank’s Global Gas Flaring Reduction partnership, pursuant to which we conducted studies to identify opportunities for the use of natural gas in the Dos Bocas Maritime Terminal, the Atasta compression station and the separation batteries located in Pemex-Exploration and Production’s Northern region. In collaboration with the Global Methane Initiative, an international initiative that aims to reduce global methane emissions, a preliminary study was conducted in connection with a potential NAMA designed to reduce emissions from Pemex-Exploration and Production’s crude oil storage tanks. This program has the potential to reduce carbon dioxide emissions by more than 400,000 tons of carbon dioxide equivalent per year and decrease Pemex-Exploration and Production’s costs by Ps. 74.5 million annually.

During 2013 and 2014, we collaborated with the Ministry of Energy, the SEMARNAT, the Federal Electricity Commission and other related and academic institutions in the development of the “Technology Roadmap for Carbon Capture Usage and Storage in Mexico,” which culminated in a national policy proposal in March 2014. This proposal describes the primary initiatives of these institutions that are focused on carbon capture and storage, including our enhanced oil recovery efforts. During 2014, several training workshops on carbon capture usage and storage were held and an enhanced oil recovery strategy was delineated based on the sources of our carbon dioxide emissions.

Japan is a world leader in promoting bilateral mechanisms to mitigate climate change globally and has sought to promote an agreement known as the “Joint Credit Mechanism” (previously known as the “Bilateral Offset Credit Mechanism”) with the Mexican Government. In July 2014, the SEMARNAT and the Embassy of Japan in Mexico signed a memorandum of collaboration to establish the conditions for a Joint Credit Mechanism through which the governments are expected to jointly develop emissions reduction projects in Mexico using low-carbon technologies. In July 2014, we also signed an extension of a related memorandum of understanding with the Sumitomo Mitsui Banking Corporation in order to incorporate the objectives of the Joint Credit Mechanism.

In 2014, the Mexican Government entered into a memorandum of understanding with the state of California to promote cooperation on climate change. In line with this agreement, we have promoted the development of a protocol recognized by California for energy efficiency in combustion equipment. During 2014, the Inter-American Development Bank (IDB) supported studies on the current efficiency levels of furnaces and boilers in the industrial sector in Mexico. By the end of 2014, we were able to secure funding from the Fund for Energy Transition and Sustainable Use of Energy and the U.S. Agency for International Development for the development of an energy efficiency protocol for combustion processes in both the public and private sectors in Mexico in conjunction with the California organization Climate Action Reserve.

The IDB has selected Mexico to participate in a pilot project that involves the funding of energy service companies through the IDB’s issuance of green bonds in capital markets. The proceeds of these issuances are used to promote energy efficiency and initiatives aimed at mitigating climate change. As of the date of this report, we have been chosen to participate in this pilot project and are in the process of selecting projects that will be funded by the proceeds of these bonds.

During 2014, a study entitled, “Sectorial Offsets in the Mexican Oil and Gas Industry; Developing a Credible Baseline via Econometric Methods” was funded by the World Bank to reduce greenhouse gas emissions in Mexico. This study establishes the baseline for Pemex-Gas and Basic Petrochemicals’ level of greenhouse gas emissions (accounting for all of its combustion sources) based on the findings of a reputable third party in order to lay the groundwork for the development of a sectorial emissions reduction offset program in Mexico.

During 2014, we also began incorporating into our institutional project development system a requirement that each potential project be analyzed for its ability to mitigate climate and change and form part of climate change initiatives that are being developed.

PEMEX’s Internal Monitoring

We believe that we are in substantial compliance with all current federal and state environmental laws as those laws have been historically interpreted and enforced. We maintain an internal structure designed to identify and solve environmental problems, and we retain external consultants to perform operational audits at our industrial plants, including cost estimates for remedying any shortfall in compliance with Mexican environmental laws. Such remedies may include improvements of our operating efficiency, cleaning of contaminated land and water and capital expenditures to minimize the impact of our operations on the environment. In addition, the subsidiary entities have specialized departments that, depending on the size and geographic distribution of their respective facilities, implement their own environmental programs and conduct internal environmental audits and inspections of their sites and their immediate surroundings, based on the standards of the SEMARNAT. When these internal audits reveal problems or deficiencies, the Subsidiary Entities take the necessary remedial actions to eliminate them. We record in our financial statements as environmental liabilities the estimated cost of remediation requirements.

In addition to our internal monitoring structure for identifying environmental compliance issues, Petróleos Mexicanos and the subsidiary entities’ environmental program is subject to the review of the Procuraduría Federal de Protección al Ambiente (Office of the Federal Attorney for Environmental Protection, or PROFEPA). PROFEPA administers the Mexican environmental regulatory framework and establishes acceptable standards of environmental remediation. Although PROFEPA has the authority to review and inspect our remediation efforts and our compliance with permitted contamination levels, it does not determine our environmental liabilities. We maintain proper records of all of the studies, estimates, performed works and any other information that PROFEPA may request from time to time.

Since 1993, we have participated in the National Program of Environmental Auditing, a voluntary environmental audit program, with PROFEPA. This program was created by PROFEPA in 1992 as a regulatory incentive for companies to correct any environmental irregularity in their operations in a voluntary manner. The voluntary environmental audit consists of three stages: (1) an audit and compliance diagnosis; (2) the development of an action plan to correct irregularities; and (3) the execution of the action plan. If a company completes the three stages in a satisfactory manner, PROFEPA will provide them with a clean industry certificate, which means it complies with the applicable environmental legislation of their industry. As each environmental audit is completed, the audit report (which includes the estimated costs for remedying any environmental issues) is sent to PROFEPA for its review and approval. If the audit report is approved by PROFEPA, it is reviewed to determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. As of December 31, 2014, we were in the process of auditing 224 facilities, with the objective of obtaining “clean industry” certificates for each facility. In 2013, 142 facilities were certified, while the 2014 audits resulted in the certification of 224 facilities, of which 167 were re-certified and 57 were certified for the first time. In total, 764 of our facilities have obtained “clean industry” certificates. The audits of the remaining 398 facilities have begun, but are still under review. We will continue including new facilities under this program as we expand our activities in the areas of exploration, exploitation, refining and distribution of hydrocarbons.

During 2014, Petróleos Mexicanos experienced two major incidents that had significant environmental consequences, as described below:

•	On August 16, 2014, an oil spill, which resulted from illegal tapping of the L-1 Madero-Cadereyta pipeline, occurred along the San Juan River in Cadereyta Jiménez, in the state of Nuevo León. Several teams of our employees assisted in cleaning the site and recovering the spilled oil. In connection with these clean-up efforts, we installed approximately 12,240 meters of sea barriers and 27,760 meters of oleophilic cord, and recovered 4,995 cubic meters of emulsion.

•	On October 21, 2014, a landslide caused by heavy rains in the Poza Rica de Hidalgo region resulted in the rupture of the Nuevo Teapa-Poza Rica pipeline. Sumps were constructed to contain the resulting oil spill and vacuum units were used to recover the spilled oil. Additionally, oleophilic cords were installed to prevent possible contamination of local bodies of water, and 100 meters of damaged pipeline were replaced.

In addition, Petróleos Mexicanos experienced four major incidents during 2014 that did not have significant environmental consequences:

•	On May 17, 2014, a fire occurred at a naphtha storage tank at the Madero refinery. A root cause analysis of the fire identified poor mechanical integrity and operational errors as the main causes. As a result of this incident, the storage tank was left inoperable.

•	On June 11, 2014, an accident occurred at the ICA Fluor construction yard when the basket of a crane lifting eight employees suddenly fell, resulting in seven deaths and one injury. ICA Fluor is the contractor responsible for the construction of Ayatsil-C drilling platform. The root cause analysis carried out by ICA Flour determined that the main causes of the accident were the crane operator’s lack of experience and weaknesses in the crane’s operation and maintenance procedures.

•	On June 22, 2014, a fire occurred at a naphtha storage tank at the Madero refinery. A root cause analysis of the fire identified poor mechanical integrity and a poor emergency response plan as the main causes. As a result of this incident, the storage tank was left inoperable.

•	On August 8, 2014, an explosion occurred at the coker unit at the Madero refinery during coke drum maintenance. A root cause analysis of the explosion concluded that the primary causes were the lack of blind flanges on the lines directly connected to the drum, the lack of supervision over operational parameters and poor planning. Four workers died and seven were injured as a result of this explosion.

Petróleos Mexicanos experienced one major incident in 2015 that did not have significant environmental consequences. On April 1, 2015, an explosion occurred at our Abkatún-A Permanente processing platform in the Southwestern Marine region of the Gulf of Mexico. As a result of the incident, four people died and 45 people were injured. As of the date of this report, we are conducting a root cause analysis to determine the primary causes of the explosion. Following the explosion, 60 wells in the Southwestern Marine region, which comprises the Abkatún Pol-Chuc and Litoral de Tabasco business units, were closed until April 5, 2015, resulting in a decrease in production of 220 thousand barrels of crude oil per day. As of April 6, 2015, we had recovered 170 thousand barrels of crude oil production per day and we expect production to fully recover in June 2015. We are also working to increase production in the Litoral de Tabasco business unit during the second half of 2015 in order to help offset the decrease in production at the Abkatún Pol-Chuc business unit that was caused by the explosion.

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

In an effort to create a culture focused on improving industrial safety, health and environmental protection, as well as to strengthen safety standards, we developed the PEMEX Safety, Health and Environmental Protection System (which we refer to as the SSPA). This system, which we began to implement in January 2006, is a management tool that has improved our identification, evaluation and continuous application of preventive measures related to industrial safety, health and environmental protection. The SSPA is based on international best practices and is designed to help us promote the continual improvement of our safety, health and environmental protection performance in order to achieve our goal of zero incidents, occupational health issues, injuries and emissions of pollutants in all of our operations. The objectives of the SSPA include:

•	reinforcing process safety management, with a strong emphasis on the mechanical integrity of our plants and facilities;

•	upgrading the root cause methodology for analyzing incidents;

•	improving environmental protection and occupational health policies;

•	rigorously applying internal critical safety procedures;

•	improving the preventive safety observation program (also known as effective audits);

•	upgrading emergency response plans;

•	implementing effective preventive health tests; and

•	improving preventive safety risk assessment and job-task safety analysis.

In January 2011, the Ministry of Energy issued official guidelines regarding the implementation of Health, Safety and Environment Management Systems with which we must comply. In response, we introduced a program to comply with these guidelines and took a series of actions, including implementing preventive and reactive process safety management indicators. These indicators are based on the API’s Recommended Practice 754, which establishes process safety performance indicators for the refining and petroleum industries. During 2014, the preventive safety management indicators and reactive indicators were continuously monitored in order to develop effective safety strategies for our critical installations.

In order to contain several significant accidents, we implemented the SSPA in 14 critical work centers: four within each of Pemex-Exploration and Production and Pemex-Gas and Basic Petrochemicals and three within each of Pemex-Refining and Pemex Petrochemicals. In addition, seven guidelines were established to support the SSPA, resulting in a 33% reduction of severe accidents in 2014. With the aim of eliminating minor and moderate injuries at the workplace, we introduced six safety campaigns in 2014 that resulted in a (1) 88% decrease in the number of pipeline openings; (2) 78% decrease in the number of falls from heights; (3) 33% decrease in the number of hand injuries; (4) 28% decrease in the number of slips, trips and falls; and (5) 25% decrease in the frequency of mechanical and electrical maintenance.

Our lost time injury rate decreased from 0.57 in 2013 to 0.38 in 2014, which represents a decrease from 221 to 146 injuries per million man hours worked with risk exposure in 2013 and 2014, respectively. The 2014 lost time injury rate represents our lowest rate recorded to date, with our second lowest rate of 0.42 recorded in 2010. The subsidiaries that contributed most to this decrease were Pemex-Refining, which accounted for 38% of the decrease, and Pemex-Exploration and Production, which accounted for 31% of the decrease, as well as Pemex-Gas and Basic Petrochemicals, which recorded a 50% decrease of its own lost injury rate. From 2013 to 2014, our contractors’ lost time injury rate increased from 0.29 to 0.33 injuries per million man hours worked with risk exposure, respectively. Our lost days indicator due to injuries decreased from 32 to 25 lost days per million man hours worked with risk exposure in 2013 and 2014, respectively. Lost days are those missed as a result of incapacitating injuries suffered at work or those on which compensation for partial, total or permanent incapacity or death.

As a result of our implementation of a program aimed at improving controls over safety systems and equipment, there were fewer damages to equipment and systems in 2014. Our ongoing efforts to build a culture that is proactive in reporting and utilizing process safety indicators also resulted in a 98% report compliance rate in 2014. We also completed training and certification programs in hazard and functional safety analysis during 2014. During the second half of 2014, 52 professionals approved either one or both of the certification programs. With respect to occupational health matters, 64 hygienists also received training.

During 2014, we analyzed the results of a benchmark test of the Health, Safety and Environment systems of international oil companies and expect to incorporate the best practices identified in our future systems. Our Health, Safety and Environment system was structured with a strong emphasis in simplifying risk management tools in order to make our practices clear and easy to follow. As of the date of this report, we are also taking actions to raise the Health, Safety and Environment systems standards of our central administration.

Environmental Liabilities

At December 31, 2014, our estimated and accrued environmental liabilities totaled Ps. 6,145.6 million. Of this total, Ps. 796.2 million was attributable to Pemex-Exploration and Production, Ps. 4,634.3 million to Pemex-Refining, Ps. 714.2 million to Pemex-Gas and Basic Petrochemicals and Ps. 1.0 million to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following tables detail our environmental liabilities by subsidiary entity and operating region at December 31, 2014.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	98.91	Ps.	532.0
Southern region	71.09		111.6

Total(1)	170.00	Ps.	643.6

Note: Numbers may not total due to rounding.

(1)	During 2014, environmental remediation was completed on 36.08 hectares. There were 43.74 hectares of additional affected areas in 2014, including 26.64 hectares in the Northern region and 17.10 hectares in the Southern region, as a result of spills from pipelines.

Source: PEMEX.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities(1)	Estimated Liability
		(in millions of pesos)
Northern region	74	Ps.	128.1
Southern region	14		24.5

Total	88	Ps.	152.6

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps.	796.2

Note: Numbers may not total due to rounding.

(1)	At December 31, 2013, we reported 84 holding ponds as liabilities. In 2014, there were 12 additional holding ponds, while 8 holding ponds were restored and the related liabilities were discharged. As a result, at December 31, 2014, 88 ponds remained to be reported as liabilities.

Pemex-Refining

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pipelines	6.04	Ps.	102.1
Refineries	262.93		2,092.7
Storage and distribution terminals	69.51		457.2
Areas affected by recent incidents(1)	173.89		1,982.2

Total(2)	512.37	Ps.	4,634.3

Note: Numbers may not total due to rounding.

(1)	These areas relate to environmental liabilities resulting from spills in facilities and pipelines that are immediately addressed through the use of a special remediation fund.
(2)	During 2014, environmental remediation was completed on 38.70 hectares, which resulted in adjustments that were excluded from the environmental liabilities total for 2014 due to the outcome of assessment studies.

Source: PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Gas complex processors at Reynosa	11.52	Ps.	19.5
Texistepec Mining Ex-Unit(1)	370.91		694.7

Total	382.43	Ps.	714.2

Notes: Numbers may not total due to rounding.

(1)	Pemex-Gas and Basic Petrochemicals, as jointly responsible for the remediation of environmental liabilities attributable to its subsidiary Terrenos para Industrias, S.A., has accrued an environmental liability totaling Ps. 714.17 million at December 31, 2014 in connection to the Texistepec Mining Ex-Unit.

Source: PEMEX.

Pemex-Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Cangrejera petrochemical complex	0.34	Ps.	1.0

Total(1)	0.34	Ps.	1.0

Note: Numbers may not total due to rounding.

(1)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plant determined to require environmental remediation.

Source: PEMEX.

Our estimates of environmental liabilities include cost estimates for site-specific evaluation studies, which draw upon aspects of previous evaluations for sites with comparable characteristics and the corresponding remediation. The remediation sites consist of facilities identified in the audit process described above, as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual based on information requested and received periodically from field managers regarding probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount may be reasonably estimated, in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” for IFRS purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gathered during the remediation process. For a further discussion of our environmental liabilities, see Note 3(l) to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such magnitude as to materially affect our estimates of environmental liabilities. At the end of 2014, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. As of the date of this report, we remain the only entity that carries out the production, processing, storage and distribution of petroleum and its derivatives in Mexico. See “—History and Development—Energy Reform” above in this Item 4 for more information regarding the participation of other companies in the Mexican energy sector in the near future. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

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

The timing of remediation or cleanup of the sites to which these environmental liabilities relate is dependent upon the annual budget approved by the Mexican Congress.

Social Responsibility

Petróleos Mexicanos has implemented various initiatives in the area of corporate social responsibility, primarily with respect to the protection and preservation of the environment, relations with communities involved in Mexico’s oil and gas industry, ethical work practices, respect for labor rights and the general promotion of quality of life for communities and employees. Our corporate and social responsibility goals are carried out through the following mechanisms:

•	mutually beneficial public works and investment projects;

•	cash donations;

•	donations of fuels and asphalt;

•	support of local suppliers;

•	higher education collaboration agreements;

•	programs to support health and nutrition;

•	programs to promote employment and investment in communities;

•	environmental protection projects; and

•	the Programa de apoyo a la comunidad y medio ambiente (Program to support communities and the environment), which supports and implements social programs, actions and public works designed to promote the economic and social development of the communities in which we operate and to protect their environment.

The total value of our donations of cash and asphalt, contributions and mutual benefit projects in 2014 amounted to more than Ps. 3.7 billion. Our donations and contributions amounted to Ps. 2.8 billion, or 77% of this total. The remaining Ps. 0.8 billion of the total donations consisted of infrastructure investments in the states where Pemex-Exploration and Production operates. Approximately 55% of our donations and contributions was directed to the states principally involved in the crude oil industry (Campeche, Tabasco, Tamaulipas and Veracruz); 26% to the states with medium involvement in the crude oil industry (Chiapas, Coahuila, Guanajuato, Hidalgo, Nuevo León, Oaxaca, Puebla and San Luis Potosí); and 19% to the remaining states.

Most importantly, we took the following specific actions in 2014:

•	supported projects that were focused on sustainable social development, including projects aimed at developing social infrastructure, protecting the environment and improving the quality of life of the communities involved in the oil and gas industry in the state of Tabasco, worth approximately Ps. 75.3 million;

•	made contributions to infrastructure projects that were designed to build, repair, pave and refurbish roads and highways, as well as for purchases of civil protection equipment, emergency vehicles and support for health services, among others, in the state of Veracruz for a total of approximately Ps. 70.5 million;

•	contributed approximately Ps. 30.0 million to develop the fishing industry in the state of Campeche;

•	donated 1.0 million liters of jet fuel, worth approximately Ps. 11.5 million, to aid rescue efforts in response to Hurricane Odile in Baja California Sur; and

•	with the aim of contributing to the well-being of the communities in which we operate, provided support for the following programs:

•	“Albergues y Comedores Escolares Indígenas” (Indigenous Shelters and Food Banks) of the Comisión Nacional para el Desarrollo de los Pueblos Indígenas (National Commission for the Development of Indigenous Peoples) and “Escuelas de Calidad” (Quality Schools) of the Ministry of Public Education: We promoted the education and development of skills of indigenous children through our contribution of approximately Ps. 23.2 million to construct, rehabilitate and provide supplies to shelters, food banks and schools for indigenous youth;

•	Museo Nacional de Energía y Tecnología (National Museum of Energy and Technology, or the MUNET): We promoted culture relating to energy and technology in Mexico through our contribution of approximately Ps. 10.0 million for the creation of the MUNET;

•	Programa nacional de becas y financiamiento (National scholarship program) of the Universidad Nacional Autónoma de México (National Autonomous University of Mexico, or UNAM): We contributed to the creation of jobs in science, technology and engineering for economically disadvantaged students through our donation of approximately Ps. 10.0 million to the UNAM scholarship program;

•	“Construmáticas” (“Mad Science” program): We supported the implementation of the “Mad Science” program in 31 public elementary schools in Mexico with our contribution of approximately Ps. 6.6 million. This educational program aims to make learning math fun and easy for students;

•	El fortalecimiento del tejido social de las colonias de bajo perfil socioeconómico a través del mejoramiento de entornos (Strengthening the social fabric of low-income communities through the improvement of their urban environment): This program promotes community organization and engagement through urban renewal initiatives such as the painting of homes, schools, clinics, and parks by community residents. This program also includes self-employment training programs in the states of Tabasco, Veracruz and Tamaulipas, for which we contributed approximately Ps. 6.0 million;

•	Adquisición de bienes y tecnología para la producción museográfica del proyecto Papalote Verde (Procurement of goods and technology for the development of the Papalote Verde Museum): We contributed approximately Ps. 5.0 million to support this new museum being developed by the Papalote Children’s Museum;

•	Programa de becas de educación y capacitación especial para niños, jóvenes y adultos con síndrome de Down (Educational grants and special training for children, young adults and adults with Down syndrome): We contributed approximately Ps. 3.6 million to support these educational grants and special training programs;

•	Conservación, manejo y restauración de los ecosistemas naturales de la cuenca media del río Usumacinta (Conservation, management and restoration of the natural ecosystems in the middle basin of the Usumacinta River): We provided approximately Ps. 3.0 million to support this program in the state of Chiapas; and

•	Talleres de capacitación, con el objetivo de rescatar oficios en comunidades para el desarrollo económico y artístico, promoviendo la salvaguarda del entorno ecológico (Training workshops aimed at rescuing community offices for economic and artistic development and promoting environmental protection): We contributed approximately Ps. 2.0 million to support these training workshops.

Environmental Projects and Expenditures

In 2014, we spent approximately Ps. 9,297 million on environmental projects and related expenditures, as compared to Ps. 7,093 million in 2013. For 2015, we have budgeted Ps. 12,805 million for environmental projects and expenditures, including modernization of installations, implementation of systems and mechanisms to monitor and control atmospheric pollution, acquisition of equipment to address contingencies related to hydrocarbon spills, the expansion of water effluent systems, restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulfur content at our refineries in Mexico.

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

TRADE REGULATION AND EXPORT AGREEMENTS

Though Mexico is not a member of Organization of the Petroleum Exporting Countries (which we refer to as OPEC), it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries, in order to contribute to crude oil prices stabilization. However, we have not changed our export goals because of announcements made by OPEC since 2004, and we believe that Mexico has no current plans to change our current level of crude oil exports.

NAFTA has not affected Mexico’s rights, through us or other companies, to explore and exploit crude oil and natural gas in Mexico, to refine and process crude oil and natural gas and to produce petrochemicals in Mexico. Since 2003, petrochemical products have enjoyed a zero tariff under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products from Mexico to the United States and Canada have been free or exempt from tariffs. Similarly, since 2003, Mexico’s imports of petroleum products from the United States and Canada have also been exempt from tariffs. In addition, in 2004, NAFTA approved lower tariffs on certain materials and equipment imported by Mexico. The zero tariff on Mexico’s imports of petrochemicals from the United States and Canada could have increased competition in the petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on products, materials and equipment that we import from and export to the United States and Canada, reduce our expenses and increase our revenue.

TAXES, DUTIES AND OTHER PAYMENTS TO THE MEXICAN GOVERNMENT

General

Taxes and duties applicable to us are a significant source of revenues to the Mexican Government. We contributed approximately 32.2% of the Mexican Government’s revenues in 2013 and 30.4% in 2014. In 2014, we paid a number of special hydrocarbon taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The fiscal regime in effect for Petróleos Mexicanos and the subsidiary entities for 2014 (which we refer to as the 2014 fiscal regime) became effective in 2006 and was subsequently modified from time to time. The Secondary Legislation enacted in August 2014 sets forth a new fiscal regime applicable to the new contractual arrangements that will govern exploration and extraction activities conducted in Mexico beginning on January 1, 2015 (which we refer to as the new fiscal regime), as well as a new state dividend to be paid by Petróleos Mexicanos and the subsidiary entities beginning on January 1, 2016. See “—New Fiscal Regime” and “—Other Payments to the Mexican Government” below.

Fiscal Regime for PEMEX

2014 Fiscal Regime

Under the 2014 fiscal regime, Pemex-Exploration and Production was governed by the Federal Duties Law, while the other subsidiary entities were governed by the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Revenue Law for the Fiscal Year 2014, or the 2014 Federal Revenue Law).

In 2014, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)

A rate of 71.5% applied in 2014 to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions), and applied to all crude oil and natural gas production other than production from fields located (1) in the Paleocanal de Chicontepec and (2) in the deep waters of the Gulf of Mexico and (3) annual production in excess of an annual “base” level of production from specified marginal fields. Deduction of costs could not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas.

Derecho Especial sobre Hidrocarburos (Special Hydrocarbons Duty)

A rate of 30% or 36% applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico, and to the value of production in excess of base production from marginal fields, minus in each case certain permitted deductions (including specific investments, certain expenses and costs, among others, subject to certain conditions), subject to the limit established by the Federal Duties Law, which was U.S. $36.86 per barrel of oil equivalent in 2014.

Derecho sobre Extracción de Hidrocarburos (Extraction of Hydrocarbons Duty)

A rate of 15% applied to the value of extracted production of crude oil and natural gas for the year from fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico, and to the annual production in excess of an annual “base” level of production from marginal fields.

Derecho Adicional sobre Hidrocarburos (Additional Duty on Hydrocarbons)

A rate of 52% applied to the value resulting from the multiplication of (1) the difference between the annual Mexican crude oil export price corresponding to the field from which such crude oil was extracted, and a threshold price of U.S. $68.04 for 2014, by (2) the extracted volume for the relevant year. This duty applied only to fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico and production in excess of base production from marginal fields, and only if the Mexican crude oil export price per barrel of the extracted crude oil was greater than the threshold price. The threshold price at which the duty took effect was adjusted in 2014 to take account of inflation, as measured by the change in the U.S. producer price index.

Derecho sobre Hidrocarburos para el Fondo de Estabilización (Hydrocarbons Duty for the Stabilization Fund)

Rates between 1% and 10% applied to the value of the extracted crude oil production when the weighted average Mexican crude oil export price for 2014 exceeded U.S. $22.00 per barrel. These rates applied to all crude oil production other than production from fields located (1) in the Paleocanal de Chicontepec and (2) in the deep waters of the Gulf of Mexico and (3) production in excess of an annual “base” level of production from specified marginal fields.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)	A rate of 0.65% of the value of extracted crude oil and natural gas production applied in 2014.

Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)	A rate of 0.003% applied in 2014 to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)

A rate of 13.1% applied to the value resulting from the multiplication of (1) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price, by (2) the annual export volume. The budgeted crude oil price for 2014 was U.S. $85.00 per barrel. The Extraordinary Duty on Crude Oil Exports did not have an impact on our cash outflows in 2014 because it was credited against the Hydrocarbons Duty for the Stabilization Fund.

Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons).	A rate of 0.03% applied to the value of extracted production of crude oil and natural gas.

The Federal Duties Law, for purposes of the duties mentioned above, defines the deep water fields as those located in waters with an average depth of 500 meters or greater. The Federal Duties Law defines marginal fields as those fields that are abandoned or in the process of being abandoned. In 2014, 103 fields were categorized as marginal fields by the SHCP.

In 2014, the fiscal regime applicable to Petróleos Mexicanos and its subsidiary entities, with the exception of Pemex-Exploration and Production, consisted of the following taxes:

Impuesto a los Rendimientos Petroleros (Hydrocarbons Income Tax)

A tax rate of 30% applied to the net income of Petróleos Mexicanos and the subsidiary entities other than Pemex-Exploration and Production, as determined in accordance with the 2014 Federal Revenue Law.

IEPS Tax	The IEPS tax is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collected on behalf of the Mexican Government. The IEPS tax on the sale of gasoline and diesel was equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product (not including value added tax, the retailers’ margin and freight costs). Thus, the Mexican Government ensured that we retained an amount reflecting the international prices (adjusted as described above) of these products, while the Mexican Government collected the difference between the international prices and the prices at which these products were sold in Mexico.

Between 2005 and 2014, some rates were negative as a result of the rules to calculate this tax rate. The Federal Revenue Law for each of the fiscal years of 2006 to 2014 provided that the IEPS tax amounts resulting from applying negative rates could be credited against the IEPS tax liability and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes during 2014 were credited in accordance with such rules.

Impuesto Especial sobre Producción y Servicios a beneficio de entidades federativas, municipios y demarcaciones territoriales (IEPS Tax in favor of states, municipalities and territories)

This tax is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collected on behalf of the Mexican Government. The applicable rates for the tax were 36 cents per liter of Magna gasoline, 43.92 cents per liter of Premium gasoline and 29.88 cents per liter of diesel. The resources obtained were allocated to states, municipalities and territories, as provided in the Ley de Coordinación Fiscal (Tax Coordination Law).

IEPS sobre Combustibles Fósiles (IEPS Tax on Fossil Fuels)

Pemex-Refining and Pemex-Gas and Basic Petrochemicals collected, on behalf of the Mexican Government, an IEPS tax on the sale of fossil fuels. The applicable amounts were as follows: 5.91 cents per liter for propane; 7.66 cents per liter for butane; 10.38 cents per liter for gasoline and aviation gasoline; 12.40 cents per liter for jet fuel and other kerosene; 12.59 cents per liter for diesel; 13.45 cents per liter for fuel oil; and Ps. 15.60 per ton for petroleum coke.

In 2014, we paid total taxes and duties in the amount of Ps. 746.1 billion (47.0% of total sales), as compared to the Ps. 864.9 billion (53.8% of total sales) of taxes and duties that we paid in 2013, mainly due to the decrease in Mexican crude oil export prices in 2014.

New Fiscal Regime

The Hydrocarbons Revenue Law that was adopted as part of the Secondary Legislation sets forth, among other things, the following duties applicable to us in connection with our assignments granted by the Mexican Government:

•	Derecho por la Utilidad Compartida (Profit-sharing Duty): As of January 1, 2015, this duty is equivalent to 70% of the value of hydrocarbons produced in the relevant area, less certain permitted deductions. Pursuant to the Hydrocarbons Revenue Law, this duty is to decrease on an annual basis until January 1, 2019, at which point it will be set at 65%.

•	Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty): This duty is to be determined based on a rate linked to the type of hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the relevant market price.

•	Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty): The Mexican Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this duty increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index (NCPI).

In 2014, Petróleos Mexicanos and the subsidiary entities were exempt from the Impuesto sobre la Renta (Income Tax); however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. In 2014, Mexican companies paid a corporate income tax at a rate of 30% applied to revenues, less certain deductions. Beginning in 2015, Petróleos Mexicanos and the subsidiary entities will be subject to the Income Tax.

Under the new fiscal regime, we also remain subject to the following taxes:

•	IEPS Tax in favor of states, municipalities and territories: The applicable rates for this tax during 2015 are 36.00 cents per liter of Magna gasoline, 43.92 cents per liter of Premium gasoline and 29.88 cents per liter of diesel; and

•	IEPS Tax on Fossil Fuels: The applicable rates for this tax during 2015 are 6.15 cents per liter for propane, 7.97 cents per liter for butane, 10.81 cents per liter for gasoline and aviation gasoline, 12.91 cents per liter for jet fuel and other kerosene, 13.11 cents per liter diesel, 14.00 cents per liter for fuel oil and Ps. 16.24 per ton for petroleum coke.

The Hydrocarbons Revenue Law also establishes the fiscal terms to be applied to the contracts for exploration and extraction granted by the Mexican Government to us or to other companies in connection with future competitive bidding rounds. Specifically, these fiscal terms contemplate the following taxes, duties, royalties and other payments to the Mexican Government (in addition to any taxes owed pursuant to the 2014 Federal Revenue Law for the applicable year and other applicable tax laws):

•	Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee): During the exploration phase of a project governed by a license, production-sharing contract or profit-sharing contract, the Mexican Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this fee increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the NCPI.

•	Regalías (Royalties): Royalty payments to the Mexican Government are determined based on the “contractual value” of the relevant hydrocarbons, which is based on a variety of factors, including the type of underlying hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price. Royalties are payable in connection with licenses, production-sharing contracts and profit-sharing contracts.

•	Pago del Valor Contractual (Contractual Value Payment): Licenses require a payment calculated as a percentage of the “contractual value” of the hydrocarbons produced, as determined by the SHCP on a contract-by-contract basis.

•	Porcentaje a la Utilidad Operativa (Operating Profit Payment): Production-sharing contracts and profit-sharing contracts require a payment equivalent to a specified percentage of operating profits. In the case of production-sharing contracts, this payment is to be made in-kind through delivery of the hydrocarbons produced. In the case of profit-sharing contracts, this payment is to be made in cash.

•	Bono a la Firma (Signing Bonus): Upon execution of a license, a signing bonus is to be paid to the Mexican Government in an amount specified by the SHCP in the relevant bidding terms and conditions.

•	Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax): Contracts for exploration and extraction and assignments granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of Ps. 1,500 per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax of Ps. 6,000 per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.

Under the Hydrocarbons Revenue Law, exploration and production activities associated with contracts for exploration and extraction are not subject to a value added tax.

Fluctuating crude oil price levels directly affect the level of certain taxes and duties that we pay. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—We make significant payments to the Mexican Government, which may limit our capacity to expand our investment program.”

Other Payments to the Mexican Government

Pursuant to the Petróleos Mexicanos Law, as of January 1, 2016, Petróleos Mexicanos and its new subsidiary entities will be required to pay a state dividend to the Mexican Government on an annual basis. In July of each year, Petróleos Mexicanos and its new subsidiary entities will be required to provide the SHCP a report disclosing their financial results for the previous fiscal year and their investment and financing plans for the following five years, together with an analysis of the profitability of these investments and the relevant projections of their financial positions. The SHCP will rely on this report and a favorable opinion issued by a technical committee of the Mexican Petroleum Fund for Stabilization and Development to determine the amount of the state dividend to be paid by Petróleos Mexicanos and each of its new subsidiary entities. The Petróleos Mexicanos Law provides that the aggregate amount of the state dividend to be paid in 2016 is to be equal to, at minimum, 30% of the total revenues of Petróleos Mexicanos and its new subsidiary entities, after taxes, from the previous fiscal year.

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

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 2,660.4 million in 2013 and Ps. 4,058.5 million in 2014.

No assurance can be given that our tax regime will not change in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Mexico—The effects of the implementation of the new legal framework applicable to the energy sector in Mexico are uncertain but likely to be material, and may have a negative impact on us in the short and medium term” and “—Risk Factors Related to our Relationship with the Mexican Government—We make significant payments to the Mexican Government, which may limit our capacity to expand our investment program.”

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the SHCP.

Form of Government

The President is the chief of the executive branch of the Mexican Government. The President is elected by the popular vote of Mexican citizens who are 18 years of age or older. The Mexican Constitution limits the President to one six-year term; the President is not allowed to run for reelection. In accordance with Mexico’s electoral law, on August 31, 2012, the Tribunal Electoral del Poder Judicial de la Federación (Federal Electoral Court) officially validated the results of the presidential election held in Mexico on July 1, 2012, and declared Mr. Enrique Peña Nieto, a member of the PRI, President-elect. Mr. Enrique Peña Nieto took office on December 1, 2012 and his term will expire on November 30, 2018.

From 1929 to 1994, the PRI won all presidential elections, and, from 1929 until July 1997, the PRI held a majority of the seats in both chambers of the Mexican Congress. Until 1989, the PRI also won all of the state gubernatorial elections. In July 2000, the candidate from the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or PAN), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election. In addition, in 2006, Mr. Felipe de Jesús Calderón Hinojosa, a member of the PAN, was elected President. However, in 2012, the PRI candidate was once again elected President. Each of Mexico’s 31 states is headed by a state governor. Mexico’s Federal District, Mexico City, is headed by an elected mayor. State elections were most recently held on July 7, 2013. These elections were for the Baja California governorship. By forming an alliance with the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) and the Partido Nueva Alianza (New Alliance Party), the PAN was able to retain the Baja California governorship.

As a result of this election, Mexico’s state governorships are now composed as follows:

•	the PRD holds three state governorships, along with the mayorship of the Federal District;

•	the PAN holds three state governorships;

•	an alliance formed by the PAN and the PRD holds four state governorships; and

•	the PRI holds the remaining 21 of the 31 state governorships.

Legislative authority is vested in the Mexican Congress, which is composed of the Senate and the Chamber of Deputies. Members of the Mexican Congress are elected either directly or through a system of proportional representation by the popular vote of Mexican citizens who are 18 years of age or older. Senators serve a six-year term and can run for reelection for one additional term, deputies serve a three-year term and can run for reelection for another three terms. The Senate is composed of 128 members, 96 of whom are elected directly, while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts, while the other 200 are elected through a system of proportional representation. Under this proportional representation system, seats are allocated to political party representatives based on the proportion of the votes cast for those parties that receive at least 3.0% of the national vote, among other requirements. Previously, Article 32 of the Código Federal de Instituciones y Procedimientos Electorales (Federal Code of Institutions and Electoral Procedures) required a political party to receive at least 2.0% of the national vote to maintain its registration status for federal elections, but this law has since been repealed and Article 94 of the new Ley General de Partidos Políticos (General Law for Political Parties) increased the registration status requirement to 3.0% of the national vote. The Mexican Constitution provides that the President may veto bills and that the Mexican Congress may override such vetoes with a two-thirds majority vote of each chamber.

Congressional elections for all 128 seats in the Senate and 500 seats in the Chamber of Deputies were last held on July 1, 2012. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total

Institutional Revolutionary Party	54	42.2%	214	42.8%
National Action Party	38	29.7	113	22.6
Democratic Revolution Party	22	17.2	99	19.8
Ecological Green Party of Mexico	7	5.5	27	5.4
Labor Party	6	4.7	11	2.2
Citizen Movement Party	0	0.0	12	2.4
New Alliance	0	0.0	10	2.0
National Regeneration Movement	0	0.0	12	2.4
Unaffiliated	1	0.8	2	0.4

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Deputies.

The Economy

National Development Plan

The Plan Nacional de Desarrollo 2013-2018 (National Development Plan), published in the Official Gazette of the Federation on May 20, 2013, establishes the basic goals and objectives of President Enrique Peña Nieto during his six-year term. These objectives are to:

1.	achieve peace in Mexico, thereby promoting a firm base for democracy, governance and security;

2.	make Mexico more inclusive for its citizens and better protect their social rights;

3.	improve the quality of, and increase access to, Mexico’s education system;

4.	promote prosperity by stimulating sustainable economic growth, with a particular emphasis on improving equality of opportunities; and

5.	emphasize Mexico’s role as a responsible global actor, by: (i) focusing on its external policy goals; (ii) promoting free international trade; and (iii) being a positive and proactive force in the international community.

In addition, the National Development Plan proposes the following three general strategies that will be incorporated in all government policies:

Strategy	Rationale
Democratization of productivity	This strategy: (1) facilitates the growth and competitiveness of the Mexican economy; (2) carries out public policies that eliminate obstacles limiting the productivity of Mexican citizens and corporations; and (3) encourages participants in the Mexican economy to efficiently utilize resources.

Create an effective and modern government	This strategy: (1) guarantees access to information and the protection of personal data; (2) expands the use and development of information and communication technologies in order to improve the effectiveness of governmental actions; and (3) consolidates a government that is productive and effective at attaining its objectives through the appropriate allocation of resources, promotion based on individual merit, promulgation of best practices and implementation of automated administrative systems.

Promote gender equality	This strategy incorporates the principle of gender equality in all government policies and actions.

Gross Domestic Product

The following table sets forth the percentage change in Mexico’s real gross domestic product (GDP) by economic sector in constant 2008 pesos for the periods indicated.

Real GDP Growth by Sector

(% change against prior years)(1)

	2009	2010	2011	2012	2013	2014(2)
GDP (constant 2008 prices)	(4.7)%	5.1%	4.0%	4.0%	1.4%	2.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	(2.5)	0.8	(2.3)	7.4	0.9	2.8
Secondary Activities:
Mining	(4.0)	0.9	(0.4)	0.9	(0.1)	(2.3)
Utilities	1.3	4.5	6.9	2.1	0.5	1.8
Construction	(6.1)	0.8	4.1	2.5	(4.8)	1.9
Manufacturing	(8.4)	8.5	4.6	4.0	1.1	3.7
Tertiary activities:
Wholesale and retail trade	(12.5)	11.9	9.7	4.8	2.3	3.3
Transportation and warehousing	(7.2)	7.7	4.0	4.1	2.6	2.0
Information	8.5	1.0	4.4	16.3	5.0	2.2
Finance and insurance	3.4	21.0	7.1	7.7	9.8	2.0
Real estate, rental and leasing	1.1	2.8	2.9	2.5	1.0	2.1
Professional, scientific and technical services	(5.0)	(0.1)	5.1	1.1	1.2	1.5
Management of companies and enterprises	(8.2)	5.3	3.5	8.6	(1.8)	6.4
Administrative support, waste management and remediation services	(7.0)	0.7	6.0	4.4	4.3	0.0
Education services	0.2	0.2	1.6	2.2	0.8	1.5
Health care and social assistance	2.0	(0.1)	2.1	2.1	2.5	0.7
Arts, entertainment and recreation	(4.1)	4.1	(0.7)	2.9	3.4	(0.8)
Accommodation and food services	(9.6)	1.9	1.5	5.4	1.8	2.8
Other services (except public administration)	(0.6)	1.0	1.9	3.3	1.8	1.4
Public administration	2.0	2.4	(1.4)	3.7	(0.1)	2.5

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.1% in real terms during 2014 as compared to 2013. This increase was primarily due to an increase in tertiary activities, mainly wholesale and retail trade.

Prices and Wages

Consumer inflation (as measured by the change in the NCPI) for 2014 was 4.1%, 0.1 percentage points higher than during 2013. This was due to the implementation of recent tax reforms, the effect of which began to diminish in November 2014.

Consumer inflation for the first two months ended February 28, 2015 was 3.0%, 1.2 percentage points lower than during the same period of 2014. This was due to a decline in the price of processed foods, housing, fruits and vegetables and other services, and a decline in the cost of energy and authorized government rates.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.4% as of December 31, 2014, a 0.5 percentage point decrease from the rate during the same period of 2013.

As of December 31, 2014, the total economically active population in Mexico older than 15 years of age consisted of 52.1 million individuals, while the unemployed population in Mexico older than 15 years of age consisted of 2.3 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2014:

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%

Total	2,284,602	100%	1,392,328	61%	892,274	39%

15-24 years	841,764	37%	495,719	36%	346,045	39%

25-44 years	1,044,642	46%	594,649	43%	449,993	50%

45-64 years	360,364	16%	270,320	19%	90,044	10%

65+ years	37,832	2%	31,640	2%	6,192	1%

Source: INEGI

Unemployment has been, and continues to be, particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth the unemployment rate and the total unemployed population in Mexico by state as of December 31, 2014:

	Unemployment Rate %	Population
Aguascalientes	5.5	1,270,174
Baja California	4.7	3,432,944
Baja California Sur	6.0	741,037
Campeche	2.6	894,136
Coahuila	5.3	2,925,594
Colima	5.0	710,982
Chiapas	2.9	5,186,572
Chihuahua	4.3	3,673,342
Distrito Federal	6.0	8,874,724
Durango	5.5	1,746,805
Guanajuato	4.2	5,769,524
Guerrero	2.1	3,546,710
Hidalgo	3.6	2,842,784
Jalisco	4.9	7,838,010
México	5.3	16,618,929
Michoacán	4.0	4,563,849
Morelos	3.3	1,897,393
Nayarit	4.5	1,201,202
Nuevo León	4.1	5,013,589
Oaxaca	2.6	3,986,206
Puebla	3.4	6,131,498
Querétaro	5.5	1,974,436
Quintana Roo	4.7	1,529,877
San Luis Potosí	2.8	2,728,208
Sinaloa	3.8	2,958,691
Sonora	5.1	2,892,464
Tabasco	6.2	2,359,444
Tamaulipas	4.8	3,502,721
Tlaxcala	4.6	1,260,628
Veracruz	3.4	7,985,893
Yucatán	2.6	2,091,513
Zacatecas	4.3	1,563,324
Source: INEGI and Consejo Nacional de Poblacion (National Population Council)

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2014:

Percentage
Services	42.1
Commerce	19.7
Manufacturing	15.8
Agriculture	13.4
Construction	7.6
Other	0.8
Unspecified	0.6
Source: INEGI and National Population Council

According to preliminary figures, Mexico’s unemployment rate was 4.3% as of February 28, 2015, a 0.3 percentage point decrease from the rate during the same period of 2014.

Interest Rates

During 2014, interest rates on 28-day Cetes (Mexican Federal Treasury Certificates) averaged 3.00%, as compared to 3.75% during 2013. Interest rates on 91-day Cetes averaged 3.12%, as compared to 3.81% during 2013.

On April 1, 2015, the 28-day Cetes rate was 3.0% and the 91-day Cetes rate was 3.2%.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years) (1)

	2010	2011	2012	2013	2014(2)

Food	1.7%	2.2%	2.6%	0.2%	0.9%
Beverage and tobacco products	0.6	4.6	2.6	0.6	4.8
Textile mills	10.9	(4.4)	3.1	(3.2)	(3.3)
Textile product mills	2.5	(2.9)	(0.1)	3.7	5.8
Apparel	4.6	0.2	(0.5)	3.3	(3.5)
Leather and allied products	7.7	(0.7)	3.5	1.0	(1.4)
Wood products	5.5	5.1	13.0	(2.8)	1.2
Paper	3.7	(0.8)	4.8	2.2	3.2
Printing and related support activities	10.0	4.2	(4.1)	(7.0)	(2.4)
Petroleum and coal products	(7.2)	(3.6)	1.1	3.2	(4.5)
Chemicals	(0.4)	(0.1)	(0.3)	2.4	(0.4)
Plastics and rubber products	13.5	6.7	9.0	(1.2)	5.3
Nonmetallic mineral products	4.7	3.7	2.3	(2.9)	2.2
Primary metals	12.4	4.3	2.2	(0.2)	9.5
Fabricated metal products	8.8	7.0	3.9	(5.4)	8.4
Machinery	47.2	13.3	5.3	1.6	(3.0)
Computers and electronic products	3.7	6.7	0.5	4.2	5.8

Electrical equipment, appliances and components	10.1	(1.1)	1.8	(3.7)	6.3
Transportation equipment	42.2	16.6	14.1	5.4	11.5
Furniture and related products	7.1	1.2	2.8	(6.0)	(1.8)
Miscellaneous	1.9	5.1	0.4	1.3	7.0
Total expansion/contraction	8.5	4.6	4.0	1.1	3.7

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 3.7% in real terms during 2014 as compared to 2013. This expansion was primarily due to an increase in the manufacturing of primary metals and transportation equipment sectors. In total, eight manufacturing sectors contracted during 2014, while 13 sectors expanded during 2014, each as compared to 2013.

Tourism

Mexico’s tourism sector expanded in 2014. As compared to 2013, this sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $16.3 billion, a 16.6% increase from 2013;

•	revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $13.6 billion, a 19.9% increase from 2013;

•	the number of tourists to the interior of Mexico totaled 16.0 million, a 9.6% increase from 2013;

•	the average expenditure per tourist to the interior of Mexico totaled U.S. $850.00, a 9.4% increase from 2013;

•	expenditures by Mexican tourists abroad totaled U.S. $6.2 billion, a 7.2% increase from 2013; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $9.7 billion, a 5.8% increase from 2013.

In total, the Mexican tourism sector recorded a U.S. $6.6 billion surplus in the balance of payments in 2014, a 36.8% increase from the U.S. $4.8 billion surplus recorded in 2013.

Financial System

2014 Monetary Program

Consistent with Mexico’s monetary program for 2013, the principal objective of Mexico’s 2014 monetary program is to achieve an inflation rate at or below the permanent target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the Mexican peso.

Mexico’s monetary program for 2014 is comprised of the following features:

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

Money Supply and Financial Savings

At December 31, 2014, the monetary base totaled Ps. 1,066.3 billion, a 16.2% nominal increase from the level of Ps. 917.9 billion at December 31, 2013. At February 20, 2015, the monetary base totaled Ps. 1,013.0 billion, a 5.0% nominal decrease from the level of Ps. 1,066.3 billion at December 31, 2014, due to a decrease in the demand for bills and coins.

The M1 money supply of Mexico is the sum of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits. At December 31, 2014, Mexico’s M1 money supply was 24.8% greater in real terms than the level at December 31, 2013. The amount of bills and coins held by the public was 12.5% greater in real terms than at December 31, 2013. In addition, the aggregate amount of checking account deposits denominated in pesos was 7.8% greater in real terms than at the same date in 2013. At February 28, 2015, Mexico’s M1 money supply was 14.2% greater in real terms than the level at February 28, 2014. The amount of bills and coins held by the public was 15.4% greater in real terms than at February 28, 2014. In addition, the aggregate amount of checking account deposits denominated in pesos was 12.6% greater in real terms than on the same date in 2014.

At December 31, 2014, financial savings—defined as the difference between the monetary aggregate M4 and bills and coins held by the public—were 10.2% greater in real terms than financial savings at December 31, 2013. Savings generated by Mexican residents increased by 6.0% and savings generated by non-residents increased by 14.7%, both in real terms, as compared to the same period of 2013. At February 28, 2015, financial savings in Mexico were 8.2% greater in real terms than financial savings at February 28, 2014. Savings generated by Mexican residents increased by 7.3% and savings generated by non-residents increased by 14.7%, both in real terms, as compared to the same period of 2014.

The Securities Markets

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

The BMV publishes the Índice de Precios y Cotizaciones (Stock Market Index) based on a group of the 35 most actively traded shares.

At April 1, 2015, the Stock Market Index stood at 44,203 points, representing a 2.5% increase from the level at December 31, 2014.

Banking Supervision and Support

At December 31, 2014, the total loan portfolio of the banking system was 5.5% greater in real terms than the total loan portfolio at December 31, 2013.

According to preliminary figures, at December 31, 2014, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 91.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 2.8%, as compared to a ratio of 3.1% at December 31, 2013. The amount of loan loss reserves held by commercial banks at December 31, 2014 totaled Ps. 115.6 billion, as compared to Ps. 127.4 billion at December 31, 2013. As a result, commercial banks had reserves covering 126.7% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

At January 31, 2015, the total loan portfolio of the banking system was 0.7% lower than the total loan portfolio at December 31, 2014.

According to preliminary figures, at January 31, 2015, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 92.3 billion, as compared to Ps. 91.3 billion at December 31, 2014. Moreover, the past-due loan ratio of commercial banks was 2.8%, the same as at December 31, 2014. The amount of loan loss reserves held by commercial banks at January 31, 2015 totaled Ps. 114.2 billion, as compared to Ps. 115.6 billion at December 31, 2014. As a result, commercial banks had reserves covering 124% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2014, Mexico registered a trade deficit of U.S. $2.4 billion, as compared to a trade deficit of U.S. $1.2 billion for the same period of 2013. In particular, exports increased or decreased as follows, each as compared to 2013:

•	petroleum exports decreased by 13.2%;

•	non-petroleum exports increased by 7.3%;

•	merchandise exports increased by 4.6%, to U.S. $397.5 billion, as compared to U.S. $380.0 billion during 2013; and

•	exports of manufactured goods (which represented 95.1% of total merchandise exports) increased by 7.2%.

According to preliminary figures, during 2014, total imports increased by 4.9%, to U.S. $400.0 billion, as compared to U.S. $381.2 billion for 2013. In particular, imports increased as follows, each compared to 2013:

•	imports of intermediate goods increased by 6.0%;

•	imports of capital goods increased by 1.5%; and

•	imports of consumer goods increased by 1.7%.

According to preliminary figures, during the first two months of 2015, Mexico registered a trade deficit of U.S. $2.7 billion, as compared to a trade deficit of U.S. $2.3 billion for the same period of 2014. In particular, exports increased or decreased as follows, each as compared to the first two months of 2014:

•	petroleum exports decreased by 47.1%;

•	non-petroleum exports increased by 4.8%;

•	merchandise exports decreased by 2.2%, to U.S. $56.3 billion, as compared to U.S. $57.5 billion during the first two months of 2014; and

•	exports of manufactured goods (which represented 87% of total merchandise exports) increased by 4.6%.

According to preliminary figures, during the first two months of 2015, total imports decreased by 1.4%, to U.S. $58.9 billion, as compared to U.S. $59.8 billion for the same period of 2014. In particular, imports increased or decreased as follows, each as compared to the first two months of 2014:

•	imports of intermediate goods decreased by 1.0%;

•	imports of capital goods increased by 2.8%; and

•	imports of consumer goods decreased by 6.3%.

Balance of International Payments

According to preliminary figures, during 2014, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S. $24.7 billion, as compared to a deficit of U.S. $26.5 billion during 2013, which was primarily due to an increase in merchandise imports. The capital account registered a surplus of U.S. $58.1 billion during 2014, as compared to a surplus of U.S. $63.8 billion during 2013. Foreign investment in Mexico totaled U.S. $49.7 billion during 2014 and was composed of direct foreign investment inflows totaling U.S. $21.0 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $28.7 billion.

At March 20, 2015, Banco de México’s international assets totaled U.S. $197.9 billion, an increase of U.S. $2.6 billion as compared to international reserves at December 31, 2014. At March 20, 2015, Banco de México’s net international reserves totaled U.S. $195.5 billion, an increase of U.S. $2.9 billion from the amount at December 31, 2014.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (the IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Following this renewal and amendment, the amount available under Mexico’s credit line with the IMF is approximately U.S. $70.0 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Exchange Controls and Foreign Exchange Rates

On December 31, 2014, the peso/U.S. dollar exchange rate closed at Ps. 14.7180 = U.S. $1.00, a 12.6% depreciation in dollar terms as compared to the rate on December 31, 2013. The peso/U.S. dollar exchange rate announced by Banco de México on April 1, 2015 (which took effect on the second business day thereafter) was Ps. 15.1206 = U.S. $1.00.

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

2014 Budget and Fiscal Results

On September 8, 2013, the President of Mexico submitted the proposed 2014 Federal Revenue Law and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Expenditure Budget for 2014, or the 2014 Expenditure Budget) to the Mexican Congress for its approval. The 2014 Federal Revenue Law and the 2014 Expenditure Budget were approved on October 31, 2013 and November 14, 2013, and were published in the Official Gazette of the Federation on November 20, 2013 and December 3, 2013, respectively. We refer to these two bills together as Mexico’s 2014 budget (the 2014 Budget).

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 545.0 billion (including physical investment expenditures by PEMEX) during 2014. This deficit was Ps. 374.2 billion during the same period of 2013. The public sector balance registered a deficit of Ps. 412.3 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 338.6 billion deficit registered for the same period of 2013.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 193.3 billion during 2014, 208.5% higher in real terms than 2013. This decrease was primarily due to a corresponding decrease in the Mexican Government’s budgetary balance.

According to preliminary figures, during 2014, public sector budgetary revenues amounted to Ps. 3,983.4 billion in nominal pesos, 0.8% more in real terms as compared to 2013. During 2014, revenues have increased or decreased as follows, each in real terms and as compared to 2013:

•	crude oil revenues decreased by 7.5%;

•	non-oil tax revenues increased by 6.1%; and

•	non-tax revenues (as a percentage of total public sector budgetary revenues) increased by 2.8%.

According to preliminary figures, during 2014, net public sector budgetary expenditures increased by 8.4% in real terms as compared to 2013. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 3.8% in real terms as compared to 2013. During 2014, the financial cost of public sector debt increased by 5.8% in real terms as compared to the same period of 2013.

As of December 31, 2014:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 14.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 5.7 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (Infrastructure Investment Stabilization Fund of Petróleos Mexicanos) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

2015 Budget

On September 9, 2014, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2015 (Federal Revenue Law for 2015, or the 2015 Federal Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2015 (Federal Expenditure Budget for 2015, or the 2015 Expenditure Budget) to the Mexican Congress for its approval. The 2015 Federal Revenue Law and the 2015 Expenditure Budget were approved on October 30, 2014 and November 13, 2014, and were published in the Official Gazette of the Federation on November 13, 2014 and December 3, 2014, respectively. We refer to these two bills together as Mexico’s 2015 budget (the 2015 Budget).

The 2015 Budget allows ministries and budget-controlled agencies to request additional expenditures to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2015 Budget. In addition, the 2015 Budget provides that the executive branch, acting through the SHCP, is authorized to approve, if certain conditions are met, additional expenditures requested by certain ministries or budget-controlled agencies in the event that these entities realize revenues greater than those projected in the 2015 Budget.

The 2015 Budget, as adopted by the Mexican Congress, provides for a public sector budget deficit excluding physical investments by PEMEX of (1.0)% of GDP. Including PEMEX’s investment program, the 2015 Budget provides for a public sector budget deficit of (3.5)% of GDP. The 2015 Budget contemplates public sector budgetary revenues totaling Ps. 4,003.6 billion, a 1.4% increase in real terms as compared to public sector budgetary revenues estimated for the 2014 Budget. This is based on an assumed weighted average Mexican crude oil export price of U.S. $82.0 per barrel and an estimated volume of oil exports of 2,400 thousand barrels per day. Oil revenues are estimated at Ps. 1,198.7 billion in nominal pesos, a 7.1% decrease in real terms as compared to the estimated amount for the 2014 Budget. In addition, approved non-oil revenues are Ps. 2,804.9 billion, a 5.6% increase as compared to the estimated amount for the 2014 Budget. Finally, projected non-oil tax revenue also increased by 7.0% in real terms as compared to the amount approved for the 2014 Budget.

Mexico’s 2015 Budget provides for a total of Ps. 4,154.1 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 540.6 billion), a 1.2% increase in real terms as compared to the amount approved in the 2014 Expenditure Budget.

The 2015 Budget also authorizes the Mexican Government to incur net domestic debt in the amount of Ps. 595.0 billion in nominal pesos, or 26.0% of GDP. The 2015 Budget also authorizes the Mexican Government to incur an additional U.S. $6.0 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2013, as well as the first nine months of 2014. It also sets forth the assumptions and targets underlying Mexico’s 2014 Budget and 2015 Budget.

2013 and First Nine Months of 2014 Results; 2014 Budget and 2015 Budget Assumptions and Targets

	2013 Results(1)	2014 Budget(2)	First nine months of 2014 Results(1)	2015 Budget(5)
Real GDP growth (%)	1.4%	3.9%	1.9%	3.7%
Increase in the NCPI (%)	4.0%	3.0%	2.2%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$98.46	$85.00 (3)	$93.60	$82.00
Current account deficit as % of GDP	(2.2)%	n.a.	(1.9)%	n.a.
Average exchange rate (Ps./$1.00)	12.8	12.9	13.1	13.0
Average rate on 28-day Cetes (%)	3.8%	4.0%	3.1%	3.5%
Public sector balance as % of GDP(4)	(2.3)%	(3.5)%	(2.5)%	(3.5)%
Primary balance as % of GDP(4)	(0.4)%	n.a.	(1.2)%	n.a.

n.a. =	Not available.
(1)	Preliminary figures.
(2)	2014 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2014 and in the Programa Económico 2014 (Economic Program for 2014). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2014 economic results.
(3)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2014 Federal Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2014 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in Mexico’s Annual Report on Form 18-K for its Fiscal Year ended December 31, 2013, filed on November 5, 2014 (the “2013 Form 18-K”).
(5)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2015 (General Economic Policy Guidelines for 2015) and in the Programa Económico 2015 (Economic Program for 2015), as modified by the 2015 Budget adopted by the Mexican Congress.

Source: SHCP.

Public Debt

Mexico’s external public debt policy for 2014 was intended to provide the Mexican Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also sought to maintain costs and risks at stable levels. Going forward, Mexico’s public debt policy will continue the practice of relying on local markets as the main source of funding for the Mexican Government, which will be supplemented by external financing from the U.S., Europe and Japan. Mexico’s principal objectives in connection with its external financing include:

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

According to preliminary figures, at December 31, 2014, the Mexican Government’s net internal debt totaled Ps. 4,324.1 billion, an 11.1% increase in nominal terms as compared to Ps. 3,893.9 billion outstanding at December 31, 2013. This debt figure includes the Ps. 161.5 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in Mexico’s 2013 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 4,810.0 billion according to preliminary figures, a 13.7% increase in nominal terms as compared to the Ps. 4,230.9 billion outstanding at December 31, 2013.

According to preliminary figures, at December 31, 2014, the Mexican Government’s gross internal debt totaled Ps. 4,546.6 billion, a 11.9% increase in nominal terms as compared to Ps. 4,063.2 billion outstanding at December 31, 2013. Of the total gross internal debt at December 31, 2014, Ps. 520.8 billion represented short-term debt, as compared to Ps. 480.6 billion at the end of 2013, and Ps. 4,025.8 billion represented long-term debt, as compared to Ps. 3,582.6 billion at the end of 2013. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,049.5 billion at December 31, 2014 according to preliminary figures, a 14.5% increase in nominal terms as compared to Ps. 4,408.9 billion outstanding at December 31, 2013. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including, but not limited to, national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.

According to preliminary figures, at December 31, 2014, the Mexican Government’s financing costs on its internal debt totaled Ps. 245.4 billion, or 1.5% of GDP, representing a 10.1% nominal increase as compared to its financing costs of Ps. 222.8 billion, or 1.3% of GDP, during the same period of 2013.

As of December 31, 2014, the average maturity of the Mexican Government’s internal debt decreased to 8.1 years as compared to the average maturity at December 31, 2013.

The following table summarizes the net internal debt of the Mexican Government at each of the dates indicated.

Net Internal Debt of the Mexican Government(1)

	At December 31,
	2009			2010			2011			2012			2013			2014(2)
	(in billions of pesos, except percentages)
Gross Debt
Mexican Government Securities	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%
Cetes		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9%
Floating Rate Bonds		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1%
Inflation-Linked Bonds		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2%
Fixed Rate Bonds		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5%
STRIPS of Udibonos		—	—		—	—		—	—		1.0	0.0		3.6	0.1		5.1	0.1%
Other(3)		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1%

Total Gross Debt	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100%

Net Debt
Financial Assets(4)		(231.4)			(79.4)			(85.6)			(74.2)			(169.3)			(222.5)

Total Net Debt	Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1

Gross Internal Debt/GDP			21.2%			20.6%			20.5%			22.1%			24.2%			27.1%
Net Internal Debt/GDP			19.3%			20.1%			19.9%			21.6%			23.2%			25.8%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Mexican Government’s overall level of internal debt. Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Mexican Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013 and Ps. 161.5 billion for 2014 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy–––Employment and Labor” in Mexico’s 2013 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: SHCP.

External Public Debt

“External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly by productive state-owned companies, the external long-term indebtedness incurred directly or guaranteed by administratively-controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included, unless and until the Mexican Government is called upon to make payment under the applicable guaranty. “External public debt” does not include, among other things, repurchase obligations of Banco de México with the IMF.

According to preliminary figures, at December 31, 2014, outstanding gross public sector external debt totaled U.S. $147.7 billion, an approximate U.S. $13.3 billion increase from the U.S. $134.4 billion outstanding at the end of 2013. Of this amount, U.S. $142.9 billion represented long-term debt and U.S. $4.8 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 38.2% of nominal GDP, an increase of three percentage points from the end of 2013.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Mexican Government’s gross external debt, the Mexican Government’s net external debt and the Mexican Government’s net debt.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2009	U.S. $	47,350	U.S. $	41,048	U.S. $	6,202	U.S. $	94,600	U.S. $	1,754	U.S. $	96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666

By Currency(3)

	At December 31,
	2009			2010			2011			2012			2013			2014
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S. $	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S. $	105,836	84.2%	U.S. $	111,647	83.1%	U.S. $	121,927	82.6%
Japanese yen		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4
Pounds		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		401	0.3
Swiss francs		716	0.7		953	0.9		910	0.8		961	0.8		969	0.7		2,848	1.9
Others		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		14,932	11.1		17,432	11.8

Total	U.S. $	96,354	100.0%	U.S. $	110,428	100.0%	U.S. $	116,420	100.0%	U.S. $	125,726	100.0%	U.S. $	134,436	100.0%	U.S. $	147,666	100.0%

Net External Debt of the Public Sector

	At December 31,
	2009		2010		2011		2012		2013		2014
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	91,721.9	U.S.$	104,679.1	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,284.7
Gross External Debt/GDP		9.85%		9.75%		10.43%		10.09%		10.48%		12.00%
Net External Debt/GDP		9.38%		9.24%		10.18%		9.77%		10.21%		11.80%

Note:	Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2014) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: SHCP.

Gross External Debt of the Mexican Government

	At December 31,
	2009			2010			2011			2012			2013			2014
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S. $	41,578	85.4%	U.S. $	47,869	83.7%	U.S. $	51,704	84.3%	U.S. $	57,465	85.2%	U.S. $	62,285	86.3%	U.S. $	65,127	82.9%
Japanese yen		1,665	3.4%		3,756	6.6%		3,933	6.4%		4,433	6.6%		3,643	5.0%		3,686	4.7%
Swiss francs		242	0.5%		269	0.5%		267	0.5%		—	0.0%		—	0.0%		—	0.0%
Pounds		770	1.6%		746	1.3%		741	1.2%		774	1.1%		789	1.1%		2,302	2.9%
Euros		4,454	9.2%		4,547	9.0%		4,708	7.7%		4,789	7.1%		5,463	7.6%		7,458	9.5%

Total	U.S. $	48,708	100.0%	U.S. $	57,187	100.0%	U.S. $	61,352	100.0%	U.S. $	67,461	100.0%	U.S. $	72,180	100.0%	U.S. $	78,573	100.0%

Net External Debt of the Mexican Government

	At December 31,
	2009		2010		2011		2012		2013		2014
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S. $	46,207.8	U.S. $	52,339	U.S. $	59,642.5	U.S. $	66,016.5	U.S. $	69,910.4	U.S. $	77,352.4
Gross External Debt/GDP		4.98%		5.05%		5.50%		5.42%		5.63%		6.40%
Net External Debt/GDP		4.72%		4.62%		5.35%		5.30%		5.45%		6.30%

Net Debt of the Mexican Government

	At December 31,
	2009		2010		2011		2012		2013		2014
External Debt		19.63%		18.72%		21.14%		19.70%		19.01%		20.84%
Internal Debt		80.37%		81.28%		78.86%		80.30%		80.99%		79.16%

Recent Securities Offerings

•	On January 21, 2014, Mexico issued U.S. $1.0 billion of its 3.50% Global Notes due 2021 and U.S. $3.0 billion of its 5.55% Global Notes due 2045. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding U.S. dollar-denominated debt securities were allowed to offer those debt securities for cash considerations. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program.

•	On March 19, 2014, Mexico issued £1.0 billion of its 5.625% Global Notes due 2114. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program.

•	On April 9, 2014, Mexico issued €1.0 billion of its 2.375% Global Notes due 2021 and €1.0 billion of its 3.625% Global Notes due 2029. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program.

•	On July 24, 2014, Mexico issued ¥33.8 billion of notes due 2019, ¥13.9 billion of notes due 2024 and ¥12.3 billion of notes due 2034. These notes were placed in the Japanese public market and bear interest at 0.80%, 1.44% and 2.57%, respectively.

•	On November 25, 2014, Mexico issued U.S. $2.0 billion of its 3.600% Global Notes due 2025. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program.

•	On January 23, 2015, Mexico issued U.S. $1.0 billion of its 3.600% Global Notes due 2025 and U.S. $3.0 billion of its 4.600% Global Notes due 2046. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding U.S. dollar-denominated debt securities were allowed to tender those debt securities for cash. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program.

•	On March 6, 2015, Mexico issued €1.25 billion of its 1.625% Global Notes due 2024 and €1.25 billion of its 3.000% Global Notes due 2045. The notes were issued under Mexico’s U.S. $110 billion Medium-Term Notes Program.

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

Access to Information and Transparency Reform

On February 7, 2014, a reform to the Mexican Constitution intended to improve access to information and transparency was published in the Official Gazette of the Federation. This reform includes among others, the following features:

•	the increase of access rights to information, including information provided by individuals, companies, entities and organizations;

•	the establishment of the Instituto Federal de Acceso a la Información y Protección de Datos (Federal Institute for Access to Information and Data Protection, or the IFAI) as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency;

•	the clarification of the bases by which autonomous local bodies in all 32 states have the right to access public information and to protect personal data;

•	the ability of the IFAI to obtain and resolve information requests relating to political parties, trade unions, trusts and any individual or entity that receives public funding; and

•	the determination that IFAI resolutions shall be final and undisputable, and that the IFAI will also refrain from answering those petitions that contain certain information that could affect national security.

In addition to the above, on February 20, 2014, the Reglamento Interior del Instituto Federal de Acceso a la Información y Protección de Datos (Internal Regulation of the Federal Institute for Access to Information and Data Protection) was published in the Official Gazette of the Federation which aims to establish the structure, functions and operations of the IFAI.

Political and Electoral Reform

On February 10, 2014, a political and electoral reform to the Mexican Constitution was published in the Official Gazette of the Federation. This political and electoral reform includes, among others, the following features:

•	The President of Mexico shall be entitled to create government programs and common agendas with any of the parties represented in the Mexican Congress;

•	The President of Mexico’s term will commence on October 1 instead of December 1;

•	The Consejo Nacional de Evaluación de la Política Social (National Council for the Evaluation of Social Development Policy, or CONEVAL) will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. CONEVAL will be responsible for measuring poverty levels and evaluating the programs, goals, objectives and actions relating to social development policy in Mexico;

•	The Procuraduría General de la República (Federal Attorney General’s Office) will become the Fiscalía General de la República (National Prosecutor’s Office) and will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency;

•	The creation of the Instituto Nacional Electoral (National Electoral Institute), which will perform the functions of the current Instituto Federal Electoral (Federal Electoral Institute) and which will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. The National Electoral Institute will be responsible for organizing federal and local elections and determining the means of election and organization of self-governed electoral federal bodies;

•	Federal deputies will be eligible for immediate reelection for up to three term periods. Similarly, members of the Senate will be eligible for immediate reelection for one additional term period;

•	Local congresses will be allowed to establish consecutive reelection terms for mayoral, alderman or trustee posts for an additional term period, provided that such term period is no longer than three years; and

•	The total federal electoral votes needed for national parties to maintain its registration status in federal elections will be increased to 3%.

On May 23, 2014, a decree that supplements this political and electoral reform was published in the Official Gazette of the Federation. This decree enacts certain new laws, including the Ley General de Instituciones y Procedimientos Electorales (General Law of Electoral Institutions and Procedures), the General Law of Political Parties and the Ley General en Materia de Delitos Electorales (General Law on Electoral Offenses). This decree also amends certain provisions of existing laws, including the Ley General del Sistema de Medios de Impugnación en Materia Electoral (General Law on the System of Challenging Electoral Matters), the Ley Orgánica del Poder Judicial de la Federación (Organic Law of the Judicial Branch of the Federation) and the Federal Law of Administrative Responsibilities of Public Officials. This decree includes, among others, the following features:

•	The President is allowed to establish a coalition at any time during his term with one or more Congressionally-represented political parties to form a relative majority that can ratify, among others, certain government programs, legislative agendas in support of these government programs and a coalition cabinet to oversee these government programs. This coalition is governed by an agreement subject to Senate approval, and the coalition cabinet, with certain exceptions, must also be ratified by the Senate;

•	Reelection periods for certain Government actors were modified. At the federal level, senators and deputies may be reelected for up to a maximum of 12 years in office. States were also directed to amend their state constitutions to allow for the possibility of consecutive state deputy reelections;

•	The National Electoral Institute oversees the process by which Mexican citizens who live abroad can apply for a voting credential. With respect to local elections, the National Electoral Institute is given the power to, among others, train and select election board officials, determine the location of polling stations and designate electoral districts;

•	The Organismos Públicos Locales Electorales (Local Electoral Public Organisms, or OPLE) are responsible for organizing local elections and shall take the lead in fostering civic education, making all necessary local election day preparations and declaring the validity of local elections;

•	The newly created Comisión de Vinculación (Entailment Commission) will act as the intermediary in coordinating National Electoral Institute and OPLE responsibilities. The newly created Oficialía Electoral (Electoral Office) will serve a support function for political candidates and political parties at their request; and

•	The creation of a system that will oversee transparency concerns with respect to federal and local elections. Political parties are not allowed to withhold information regarding the allocation and expenditures of, among others, campaign funds and individual contributions. Moreover, political parties remain subject to federal income taxes for the salaries of their officers, employees and professionals, but they are exempt from taxes and duties relating to fundraising events.

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

Telecommunications

On July 14, 2014, secondary legislation relating to the Mexican Constitutional reform of the telecommunications and broadcast industries was published in the Official Gazette of the Federation. This decree enacted the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Act) and the Ley del Sistema Público de Radiodifusión en el Estado Mexicano (Public Broadcasting System in the Mexican State Act), which supplement certain provisions regarding the telecommunications sector. Certain key features of these laws, among others, are discussed below:

•	Federal Telecommunications and Broadcasting Act: The Federal Telecommunications and Broadcasting Act provides concrete measures that eliminate or alleviate certain cell phone carrier charges, including long distance charges (roaming), and that increase access to telecommunications and broadcasting generally. Pursuant to the law, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation) is required to annually publish an analysis of its social coverage program and connectivity levels in public places. It is also required to comply with certain objectives promoting universal coverage and public infrastructure development.

•	Public Broadcasting System in the Mexican State Act: The Public Broadcasting System in the Mexican State Act establishes the Sistema Público de Rafiodifusión del Estado Mexicano (Public Broadcasting System of the Mexican State), a decentralized public entity, to ensure steady access to broadcasting services in each Mexican state. This entity replaces the former Organismo Promotor de Medios Audiovisuales (Broadcasting Agency Promoter), also known as OPMA.

Energy Reform

On February 16, 2015, a statement made by Pedro Joaquín Coldwell, Mexico’s Secretary of Energy, pursuant to the Décimo Cuarto Transitorio (Fourteenth Transitory Article) of the Ley de la Comisión Federal de Electricidad (Federal Electricity Commission Law) was published in the Official Gazette of the Federation. In this statement, Coldwell declared that the Board of Directors of the Federal Electricity Commission, established on January 27, 2015, contains the adequate mechanisms for oversight, transparency and accountability required under the Federal Commission of Electricity Law.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

General

We earn income from:

•	export sales, which consist of sales of crude oil and condensates, petroleum products and petrochemical products;

•	domestic sales, which consist of sales of natural gas, petroleum products (such as gasoline, diesel fuel and LPG) and petrochemical products; and

•	other sources, including financial and investment income and insurance revenues.

Our operating expenses include:

•	cost of sales, including the cost of purchases of imported petroleum and other products, depreciation and amortization, salaries, wages and benefits, a portion of the net cost of employee benefits for the period, the variation of inventories, maintenance, and exploration and unsuccessful drilling expenses;

•	transportation and distribution expenses (including a portion of the net cost of employee benefits for the period); and

•	administrative expenses (including a portion of the net cost of employee benefits for the period).

Our income is affected by a number of factors, including:

•	changes in international prices of crude oil, petroleum products and petrochemical products, which are denominated in U.S. dollars, and domestic prices of petroleum products, which are denominated in pesos;

•	the type and volume of crude oil produced and exported;

•	the type and volume of natural gas produced, processed and sold domestically and internationally;

•	the results of development and exploration activities;

•	the amount of taxes, duties and other payments that we are required to make to the Mexican Government;

•	fluctuations in the peso-U.S. dollar exchange rate; and

•	Mexican and global economic conditions, including the levels of international interest rates.

Overview

2014 was a challenging year for us, primarily as a result of the significant decline in the price of the Mexican crude oil basket and international crude oil reference prices beginning in the second half of 2014. This decline can be attributed to additional hydrocarbons production from non-conventional sources in the United States, lower demand from Europe and China due to an economic slowdown and OPEC’s decision to maintain its current production levels. We believe that the industry is undergoing structural changes that could cause crude oil prices to continue to remain at or around current levels in the near future, and we expect to see increasing volatility in the energy markets in the future. This decline in crude oil prices has already impacted us in 2015, as in response to the decrease in crude oil prices and adverse economic conditions in Mexico, the Mexican Government revised our financial balance goal for 2015, which led the Board of Directors of Petróleos Mexicanos to approve a Ps. 62.0 billion, or 11.5%, budget reduction in February 2015 to meet this revised financial balance goal. Moreover, despite an increase in our capital investments in exploration and production, crude oil production decreased by 3.7% from 2013 to 2014, averaging 2,428.8 thousand barrels per day in 2014.

For the year ended December 31, 2014, we reported a net loss of Ps. 265.5 billion, primarily due to a significant increase in our foreign exchange loss caused by the depreciation of the peso relative to the U.S. dollar, a decrease in other revenues, net, increases in financing cost, net, and cost of sales and a decrease in export sales mainly due to the decrease in the Mexican crude oil export price and the decrease in our crude oil production. Although we suffered a foreign exchange loss in 2014, the depreciation of the peso relative to the U.S. dollar typically benefits our cash flow statement due to the fact that over 95% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, and only 73% of our expenses, including financing costs, are linked to U.S. dollar prices. As a result, a 10 cent depreciation of the peso against the U.S. dollar generates an increase in our cash flows of approximately Ps. 1.57 billion.

In 2014, our equity decreased by Ps. 582.5 billion, from negative Ps. 185.2 billion as of December 31, 2013 to negative Ps. 767.7 billion as of December 31, 2014. This decrease was primarily caused by an increase in the reserve for employee benefits, which was due to a decrease in the yields of Mexican Government bonds that are used to calculate the applicable discount rate.

Despite these negative results, we remain optimistic that we will gradually benefit from the energy reforms being implemented. We continue to develop the reserves that were assigned to us pursuant to Round Zero and are assessing the opportunities presented by the Round One bidding process, including the opportunity to form new strategic partnerships to enhance our financial, technical and operational capabilities. We are also beginning to implement the corporate reorganization plan intended to permit us to operate more efficiently. This reorganization will involve the consolidation of our natural gas, refining and petrochemicals business units into the new subsidiary entity that will be called Industrial Transformation and the creation of five new subsidiaries to focus on drilling, logistics, power cogeneration, fertilizers and ethylene production.

One of our biggest challenges remains the reform of our pension scheme, which was established in 1942 when average life expectancy in Mexico was approximately 30 years lower than it is today. The significant increase in life expectancy since then has resulted in a significant increase in our unfunded reserve for retirement pensions and seniority premiums, which was equal to approximately U.S. $100.2 billion as of December 31, 2014. As part of an effort to modernize our pension regime and reduce our pension liabilities, we are in the process of renegotiating our collective bargaining agreement with the Petroleum Workers’ Union in order to, among other things, offer our new employees individualized defined contribution plans, while ensuring that our existing retired employees retain their benefits. If we are able to meet certain conditions as part of these negotiations, the Secondary Legislation provides for the Mexican Government’s assumption of a portion of our pension liabilities, which could significantly improve our financial position. For more information regarding the potential impact of the Secondary Legislation on our pension liabilities, see “Item 4—History and Development—Energy Reform—Pension Liabilities.”

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

Financial Instruments

We face market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, Petróleos Mexicanos and the subsidiary entities have developed policies and guidelines that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

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

Income Taxes

As described under “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government” above and in Note 17 to our consolidated financial statements included herein, the fiscal regime applicable to Petróleos Mexicanos and the subsidiary entities as of December 31, 2014 became effective on January 1, 2006 and amendments to the fiscal regime applicable to Pemex-Exploration and Production became effective on January 1, 2008, January 1, 2009, January 1, 2010, January 1, 2011 and January 1, 2014. In addition, PMI and P.M.I. Norteamérica, S.A. de C.V. are subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate.

As of December 31, 2014, Petróleos Mexicanos and the subsidiary entities (except Pemex-Exploration and Production) are required to estimate taxable income according to IAS 12, “Income Taxes.” This process involves an estimation of our actual current tax and an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred assets will be recovered from future taxable income.

Management judgment is required in determining our provision for income taxes. In the event that actual results differ from our estimates, any adjustments recorded will affect our net income during the corresponding period.

Contingencies

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome. Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. We do not recognize contingent revenues, earnings or assets until their realization is assured. See “Item 8—Financial Information—Legal Proceedings—Civil Actions” and Note 22 to our consolidated financial statements included herein.

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

Benefits to employees were approximately 50.9% and 50.1% of our total liabilities as of December 31, 2014 and 2013, respectively, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period.

Recently Issued Accounting Standards

Note 3(t) to our audited consolidated financial statements discusses new accounting interpretations and revisions under IFRS that apply to annual periods beginning on or after January 1, 2015. There are no additional standards, amendments or interpretations that, even though not yet effective, could have a material impact on our financial statements included in this report.

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

The following table sets forth the weighted average market price per barrel of crude oil that PMI received from exports and the average price of its benchmark, West Texas Intermediate (or WTI) crude oil, for the years indicated. Between 2011 and 2013, the average prices of crude oil that we export were higher than the average prices of WTI crude oil. As of December 31, 2014, however, the average price of crude oil that we export fell below the average price of WTI crude oil, primarily due to the strengthening of the WTI crude oil against the prices of certain benchmark crudes, such as West Texas Sour, Light Louisiana Sweet and Brent Dated, and against the price of high sulfur fuel oil, upon which the pricing formulas for our crude oil are based. See “Item 4—Information on the Company—Business Overview—International Trading.”

	Year ended December 31,
	2010		2011		2012		2013		2014
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $	79.45	U.S. $	95.04	U.S. $	94.13	U.S. $	98.01	U.S. $	93.28
PEMEX crude oil weighted average export price		72.46		101.13		101.82		98.46		86.00

Note:	The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On April 29, 2015, the spot price for West Texas Intermediate crude oil was U.S. $58.48 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $56.01 per barrel.

Sources: PMI operating statistics and Platt’s U.S. Marketscan (McGraw-Hill Company).

Domestic Prices

The formulas used to determine prices for petroleum products and petrochemical products sold in the Mexican market are determined by the SHCP and the Energy Regulatory Commission, in accordance with the Federal Public Administration Organic Law, as amended, the Ley de Planeación (Planning Law), the Reglamento Interior (Internal Regulations) of the SHCP and the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law). The SHCP and the Energy Regulatory Commission receive input from us and other governmental ministries through committees composed of officers of Petróleos Mexicanos, the subsidiary entities, some of the subsidiary companies, and representatives of various government ministries, including, among others, the SHCP, the Ministry of Energy, the Secretaría de la Función Pública (Ministry of Public Function, or the SFP) and the Secretaría de Economía (Ministry of Economy). The SHCP and the Energy Regulatory Commission determine wholesale and first-hand sale prices based on opportunity cost, which considers international prices, and makes adjustments to reflect transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is determined based on the wholesale price plus the value added tax, the retailer’s margin and freight costs. The SHCP adjusts prices for petroleum and petrochemical products sold in the Mexican market, so that they are consistent with the Mexican Government’s macroeconomic targets. See “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “—Gas and Basic Petrochemicals—Pricing Decrees.”

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	2010				2011				2012				2013				2014
	Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.
Petroleum Products
Unleaded regular gasoline(1)	U.S. $	104.52	U.S. $	108.49	U.S. $	118.55	U.S. $	140.36	U.S. $	131.36	U.S. $	145.42	U.S. $	143.36	U.S. $	139.70	U.S. $	153.16	U.S. $	132.21
Premium gasoline(1)		124.40		120.29		132.67		152.62		139.82		159.03		150.46		156.82		161.52		152.23
Diesel(1)		109.04		119.78		123.15		154.25		135.95		159.89		147.85		158.62		159.37		152.72
Jet fuel(2)		91.73		90.42		126.53		126.15		137.29		129.08		124.55		123.11		115.54		113.94
Kerosene(3)		109.05		92.51		123.16		125.84		135.96		128.37		147.85		122.78		159.37		113.25
Natural Gas(4)
Industrial		5.25		5.49		4.98		5.13		3.65		3.88		5.27		4.64		5.70		5.50
Residential		15.98		11.39		15.89		11.03		12.70		10.65		15.17		10.32		15.78		13.22
Selected Petrochemicals
Ammonia(5)		350.62		368.97		496.17		533.62		530.77		562.83		453.92		505.16		451.93		494.33

Polyethylene L.D.(6)		1,774.97		1,550.14		1,834.27		1,624.92		1,667.72		1,447.47		1,701.00		1,493.94		1,928.41		1,632.48
Polyethylene H.D.(7)		1,425.04		1,225.04		1,588.15		1,365.56		1,576.48		1,359.29		1,660.18		1,438.83		1,855.88		1,570.89
Styrene(8)		1,486.17		1,301.93		1,728.37		1,511.64		1,825.91		1,559.16		1,991.57		1,706.27		1,839.24		1,678.04

1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices in Houston, Texas.
Sources for data accompanying note (1): Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).
(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne).
Sources for data accompanying note (2): Pemex-Refining and Platt’s U.S. Marketscan (McGraw-Hill Company).
(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude taxes.
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

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2012		2013		2014
	(in millions of pesos)(1)
Hydrocarbon extraction duties and others	Ps.	898,398	Ps.	857,356	Ps.	760,912
Hydrocarbons income tax		2,393		3,788		(18,735)
Income tax		1,855		3,752		3,898
IEPS tax(2)		—		—		—

Total	Ps.	902,646	Ps.	864,896	Ps.	746,075

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government.”
Numbers may not total due to rounding.

(1)	Figures are stated in nominal pesos.
(2)	During 2012, 2013 and 2014, no IEPS tax was generated due to negative IEPS tax rates, as explained below.

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

From the end of 2005 through April 2015, the retail prices of gasoline and diesel have been less than the sum of Pemex-Refining’s wholesale price, the value-added tax, the freight to gas stations and the retailer’s margin, which has generated a “negative” IEPS tax rate, and, therefore, no IEPS tax was paid during these years. Beginning in 2006, the Federal Revenue Law established that PEMEX was permitted to credit negative IEPS taxes against its IEPS tax liability. Any remaining surplus could then be credited first toward its value added tax liability and then toward ordinary hydrocarbon duties. These IEPS tax credits are recorded in our income statement under “other revenues.” In 2014, we were permitted to credit Ps. 43.1 billion of negative IEPS tax, of which we credited Ps. 40.3 billion against our IEPS tax and value added tax liabilities.

Relation to the Mexican Government

Petróleos Mexicanos and the subsidiary entities are public entities of the Mexican Government, rather than Mexican corporations. Therefore, we do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders. However, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. The President of Mexico appoints five of the ten members of the Board of Directors of Petróleos Mexicanos as representatives of the Mexican Government, including the Secretary of Energy, who serves as the Chairperson of the Board of Directors of Petróleos Mexicanos, and the Secretary of Finance and Public Credit. The President of Mexico also appoints five independent members to the Board of Directors of Petróleos Mexicanos, whose appointments are ratified by the Senate.

Pursuant to the Petróleos Mexicanos Law, the consolidated annual budget of Petróleos Mexicanos and the subsidiary entities, including our financing program, must be submitted to the SHCP, which has the authority to adjust our financial balance goal and the ceiling on our wage and salary expenditures for the fiscal year. The Mexican Government incorporates our consolidated annual budget and financing program into its budget, which the Chamber of Deputies must approve each year. The Mexican Congress has the authority to adjust our annual financial balance goal at any time by amending the applicable law. In addition, any adjustment proposed by the Board of Directors of Petróleos Mexicanos to change our annual financial balance goal or increase the limit on our wage and salary expenditures or our financing program must be approved by the Chamber of Deputies.

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, along with turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was 3.8% in 2007, 6.5% in 2008, 3.6% in 2009, 4.4% in 2010, 3.8% in 2011, 3.6% in 2012, 4.0% in 2013 and 4.1% in 2014.

We do not use inflation accounting, unless the economic environment in which we operate qualifies as “hyperinflationary,” as defined by IFRS. In accordance with IFRS, the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is 100% or more. Because the economic environment in the three-year periods ended December 31, 2012, 2013 and 2014 did not qualify as hyperinflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2012, 2013 and 2014 included herein.

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

Export Agreements

Though Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports, reflecting production revisions made by other oil producing countries in order to contribute to crude oil prices stabilization. However, we have not changed our export goals because of announcements made by OPEC since 2004, and we believe that Mexico has no plans to change our current level of crude oil exports.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Sales

Total sales decreased by 1.3% in 2014, from Ps. 1,608.2 billion in 2013 to Ps. 1,586.7 billion in 2014. This decrease resulted primarily from lower average sales prices of Mexican crude oil in the international markets and a decrease in the volume of crude oil exports. During 2014, the weighted average Mexican crude oil export price decreased by 12.7%, from U.S. $98.46 per barrel in 2013 to U.S. $86.00 per barrel in 2014.

Domestic Sales

Domestic sales increased by 3.8% in 2014, from Ps. 910.2 billion in 2013 to Ps. 945.0 billion in 2014, primarily due to increases in the average prices of gasoline, diesel and LPG. Domestic sales of natural gas increased by 9.9% in 2014, from Ps. 70.8 billion in 2013 to Ps. 77.8 billion in 2014, primarily as a result of an increase in the price of natural gas and despite a 0.4% decrease in the volume of domestic sales of natural gas, from 3,464 million cubic feet per day in 2013 to 3,451 million cubic feet per day in 2014. Domestic sales of petroleum products increased by 3.1% in 2014, from Ps. 805.5 billion in 2013 to Ps. 830.5 billion in 2014, primarily due to higher gasoline, diesel and LPG prices. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 8.0%, from Ps. 33.9 billion in 2013 to Ps. 36.6 billion in 2014, primarily due to an increase in the prices of most petrochemical products sold by us, despite a 63.9% decrease in the volume of petrochemical product sales.

Export Sales

Export sales decreased by 8.3% in peso terms in 2014 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 687.7 billion in 2013 to Ps. 630.3 billion in 2014. This decrease was primarily due to the 12.7% decrease in the weighted average Mexican crude oil export price and a 4.7% decrease in the volume of crude oil exports in 2014.

Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties decreased by 11.8% in peso terms, from Ps. 619.8 billion in 2013 to Ps. 546.4 billion in 2014. In U.S. dollar terms, excluding the trading activities of the PMI Group, total export sales (which are U.S. dollar-denominated) decreased by 15.0% in 2014, from U.S. $48.5 billion in 2013 to U.S. $41.2 billion in 2014. This decrease was primarily due to the 12.7% decrease in the weighted average Mexican crude oil export price and a 4.7% decrease in the volume of crude oil exports. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 83.9 billion in 2014, 23.6% higher in peso terms than the Ps. 67.9 billion of additional revenues generated in 2013, mainly due to higher international prices of gasolines traded by the PMI Group. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2014 was U.S. $86.00, or 12.7%, lower than the weighted average price of U.S. $98.46 in 2013.

Crude oil export sales by Pemex-Exploration and Production to PMI accounted for 87.0% of total export sales (excluding the trading activities of the PMI Group) in 2014, as compared to 88.5% in 2013. These crude oil sales decreased in peso terms by 13.4% in 2014, from Ps. 548.4 billion in 2013 to Ps. 475.1 billion in 2014, and decreased in U.S. dollar terms by 16.6% in 2014, from U.S. $42.9 billion in 2013 to U.S. $35.8 billion in 2014. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2014 was U.S. $86.00, 12.7% lower than the weighted average price of U.S. $98.46 in 2013.

Export sales of petroleum products, including natural gas and natural gas liquids, by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties increased from 11.2% of total export sales (excluding the trading activities of the PMI Group) in 2013 to 12.7% of those export sales in 2014. Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 0.6%, from Ps. 69.1 billion in 2013 to Ps. 69.5 billion in 2014, primarily due to an increase in the volume of fuel oil sold. In U.S. dollar terms, export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 1.9%, from U.S. $5.4 billion in 2013 to U.S. $5.3 billion in 2014. Export sales of natural gas increased by 50.0%, from Ps. 0.04 billion in 2013 to Ps. 0.06 billion in 2014. This increase was primarily due to an increase in the price and volume of natural gas sold as a result of higher demand in the international market.

Petrochemical products accounted for the remainder of export sales in 2013 and 2014. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 22.7% in 2014, from Ps. 2.2 billion in 2013 to Ps. 1.7 billion in 2014, primarily as a result of decreases in the prices and volumes of ammonia, sulfur and styrene. In U.S. dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 23.4% in 2014, from U.S. $171.3 million in 2013 to U.S. $131.2 million in 2014.

Services Income

In 2013 and 2014, services income totaled Ps. 10.3 billion and Ps. 11.4 billion, respectively. Services income increased by Ps. 1.1 billion, or 10.7%, during 2014, primarily as a result of a Ps. 0.8 billion increase in revenues from managerial services provided by Pemex-Petrochemicals to third parties and a Ps. 0.7 billion increase in insurance revenues from Kot AG.

Cost of Sales and General Expenses

Cost of sales increased by 3.1%, from Ps. 839.6 billion in 2013 to Ps. 865.3 billion in 2014. This increase was primarily due to: (1) a Ps. 25.0 billion increase in costs associated with our share in the Deer Park refinery; (2) a Ps. 15.4 billion increase in purchases of imported gasoline, natural gas, natural gas liquids, turbosine and diesel; and (3) a Ps. 9.0 billion increase in operating expenses. This increase was partially offset by: (1) a Ps. 7.8 billion decrease in the amortization of assets; (2) a Ps. 5.4 billion decrease in maintenance costs; and (3) a Ps. 5.3 billion decrease in the net periodic cost of employee benefits in 2014, which was primarily due to the change in the applicable discount rate from 8.45% in 2013 to 6.98% in 2014 and the expected rate of return on plan assets for retirement benefits.

General expenses increased by 9.4%, from Ps. 131.1 billion in 2013 to Ps. 143.5 billion in 2014. This increase was primarily due to a Ps. 11.7 billion increase in the net cost of employee benefits for the period and a Ps. 1.0 billion increase in operating expenses.

Other Revenues (Principally IEPS Benefit), Net

Other revenues, net, decreased by 58.3% in 2014, from Ps. 90.1 billion in 2013 to Ps. 37.6 billion in 2014. This decrease was primarily due to a decrease in the credit attributable to the negative IEPS tax rate in 2014 as compared to 2013, which is generated when the prices at which we sell gasoline and diesel in the domestic market are lower than the international market prices for such products. As a result, we recognized revenues from IEPS tax credits of Ps. 43.1 billion in 2014, as compared to Ps. 94.5 billion in 2013.

Financing Income

Financing income decreased by 65.5% in 2014, from Ps. 8.7 billion in 2013 to Ps. 3.0 billion in 2014, primarily due to a Ps. 5.7 billion decrease in interest income.

Financing Cost

Financing cost increased by 30.3% in 2014, from Ps. 39.6 billion in 2013 to Ps. 51.6 billion in 2014, primarily due to a Ps. 12.0 billion increase in interest expense resulting from a higher level of debt in 2014 as compared to 2013 and an increase in foreign exchange rates.

Derivative Financial Instruments Income (Cost)

DFI cost increased by Ps. 10.7 billion, from a gain of Ps. 1.3 billion in 2013 to a loss of Ps. 9.4 billion in 2014, primarily due to a Ps. 7.6 billion increase in costs associated with certain DFIs resulting from the appreciation of the U.S. dollar relative to other foreign currencies that we hedge.

Foreign Exchange, Net

A substantial portion of our indebtedness, 77.8% as of December 31, 2014, is denominated in U.S. dollars and other foreign currencies. The higher depreciation of the peso relative to the U.S. dollar during 2014 as compared to 2013 resulted in a Ps. 73.0 billion increase in our foreign exchange loss, from a loss of approximately Ps. 4.0 billion in 2013 to a loss of approximately Ps. 77.0 billion in 2014. However, due to the fact that over 95% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, and only 73% of our expenses, including financing costs, are linked to U.S. dollar prices, the depreciation of the peso relative to the U.S. dollar did not affect our ability to meet U.S. dollar-denominated financial obligations and improved our ability to meet peso-denominated financial obligations in 2014. The value of the peso in U.S. dollar terms depreciated by 12.6% in 2014, from Ps. 13.0765 = U.S. $1.00 on December 31, 2013 to Ps. 14.7180 = U.S. $1.00 on December 31, 2014, as compared to a 0.5% depreciation of the peso in U.S. dollar terms in 2013. The higher depreciation of the peso relative to the U.S. dollar was partially offset by the appreciation of the peso relative to the euro in 2014 as compared to 2013.

Taxes and Duties

Taxes and duties (including the IEPS tax) decreased by 13.7% in 2014, from Ps. 864.9 billion in 2013 to Ps. 746.1 billion in 2014, primarily due to the 12.7% decrease in the weighted average Mexican crude oil export price, from U.S. $98.46 per barrel to U.S. $86.00 per barrel in 2014. In 2014, duties and taxes represented 47.0% of total sales, whereas in 2013 they represented 53.8% of total sales, because the decrease in our sales in 2014 directly impacted the amount of taxes and duties owed.

Net Income/Loss

In 2014, we had a net loss of Ps. 265.5 billion from Ps. 1,586.7 billion in total sales revenues, as compared to a net loss of Ps. 170.1 billion from Ps. 1,608.2 billion in total sales revenues in 2013. This increase in net loss in 2014 is primarily explained by: (1) a Ps. 77.0 billion foreign exchange loss, which was partially offset by the appreciation of the peso relative to the euro in 2014 as compared to 2013; (2) a Ps. 52.5 billion decrease in other revenues, net; (3) a Ps. 19.6 billion increase in financing cost, net; (4) a Ps. 25.7 billion increase in cost of sales, which was partially offset by the Ps. 118.8 billion decrease in taxes and duties; and (5) a Ps. 21.5 billion decrease in sales.

Other Comprehensive Results

In 2014, we had a net loss of Ps. 265.3 billion in other comprehensive results, as compared to a net income of Ps. 254.3 billion in 2013, primarily due to an increase in the reserve for employee benefits that resulted from a decrease, from 8.45% in 2013 to 6.98% in 2014, in the discount rate applied as part of the actuarial computation method.

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

Export Sales

Export sales decreased by 11.0% in peso terms in 2013, from Ps. 772.7 billion in 2012 to Ps. 687.7 billion in 2013. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties decreased by 9.9% in peso terms, from Ps. 687.9 billion in 2012 to Ps. 619.8 billion in 2013. In U.S. dollar terms, excluding the trading activities of the PMI Group, export sales (which are U.S. dollar-denominated) decreased by 7.3% in 2013, from U.S. $52.3 billion in 2012 to U.S. $48.5 billion in 2013. This decrease was primarily due to a 5.3% decrease in the volume of crude oil exports and a 3.3% decrease in prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 67.9 billion in 2013, 19.9% lower in peso terms than the Ps. 84.8 billion of additional revenues generated in 2012, mainly due to lower international prices of crude oil and other products traded by the PMI Group. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2013 was U.S. $98.46, or 3.3%, lower than the weighted average price of U.S. $101.82 in 2012.

Crude oil export sales by Pemex-Exploration and Production to PMI accounted for 88.5% of total export sales (excluding the trading activities of the PMI Group) in 2013, as compared to 89.9% in 2012. These crude oil sales decreased in peso terms by 11.3% in 2013, from Ps. 618.1 billion in 2012 to Ps. 548.4 billion in 2013, and decreased in U.S. dollar terms by 8.7% in 2013, from U.S. $47.0 billion in 2012 to U.S. $42.9 billion in 2013. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2013 was U.S. $98.46, 3.3% lower than the weighted average price of U.S. $101.86 in 2012.

Export sales of petroleum products, including natural gas and natural gas liquids, by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties increased from 9.6% of total export sales (excluding the trading activities of the PMI Group) in 2012 to 11.2% of those export sales in 2013. Export sales of petroleum products, including natural gas and natural gas liquids, increased by 4.7%, from Ps. 66.0 billion in 2012 to Ps. 69.1 billion in 2013, primarily due to an increase in the volume of fuel oil sold. In U.S. dollar terms, export sales of petroleum products, including natural gas and natural gas liquids, increased by 8.0%, from U.S. $5.0 billion in 2012 to U.S. $5.4 billion in 2013. Export sales of natural gas increased by 300.0%, from Ps. 0.01 billion in 2012 to Ps. 0.04 billion in 2013. This increase was mainly due to an increase in the price and volume of natural gas sold as a result of higher demand in the international market.

Petrochemical products accounted for the remainder of export sales in 2012 and 2013. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 40.5% in 2013, from Ps. 3.7 billion in 2012 to Ps. 2.2 billion in 2013, primarily as a result of decreases in the prices and volumes of ammonia, butadiene and ethylene. In U.S. dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 39.4% in 2013, from U.S. $282.6 million in 2012 to U.S. $171.3 million in 2013.

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

Cost of Sales and General Expenses

Cost of sales increased by 0.8%, from Ps. 832.5 billion in 2012 to Ps. 839.6 billion in 2013. This increase was mainly due to the recognition of a Ps. 25.6 billion impairment of fixed assets in 2013, a Ps. 13.6 billion increase in operational expenses, (a Ps. 5.0 billion increase in employee wages and benefits, a Ps. 4.8 billion increase in provisions) and a Ps. 11.5 billion increase in the net periodic cost of employee benefits in 2013, which was primarily due to the change in the applicable discount rate from 6.90% in 2012 to 8.45% in 2013 and the expected rate of return on plan assets for retirement benefits. This increase was offset by a Ps. 39.3 billion decrease in purchases of imported gasoline and diesel, a Ps. 1.8 billion decrease in costs associated with exploration activities and a Ps. 1.3 billion decrease in expenses incurred in connection with unsuccessful exploratory well projects.

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

Other Revenues (Principally IEPS Benefit), Net

Other revenues, net, decreased by 56.9% in 2013, from Ps. 209.0 billion in 2012 to Ps. 90.1 billion in 2013, primarily due to a lower credit attributable to the negative IEPS tax rate in 2013 as compared to 2012, which is generated when the prices at which we sold gasoline and diesel in the domestic market are lower than the international market prices for such products. As a result, we recognized revenues from IEPS tax credits of Ps. 214.1 billion in 2012 and Ps. 94.5 billion in 2013. Finally in other income and expenses amount of impairment of fixed assets by 25.6 billion to cost of sales, as established by the accounting standard was reclassified.

Financing Income

Financing income increased by Ps. 6.2 billion in 2013, from Ps. 2.5 billion in 2012 to Ps. 8.7 billion in 2013, primarily due to an increase in interest income.

Financing Cost

Financing cost decreased by 13.9% in 2013, from Ps. 46.0 billion in 2012 to Ps. 39.6 billion in 2013, primarily due to a Ps. 6.4 billion decrease in interest expense.

Derivative Financial Instruments Income (Cost)

DFI income increased by Ps. 7.5 billion, from a Ps. 6.3 billion loss in 2012 to a gain of Ps. 1.3 billion in 2013, primarily due to an increase in the price of Repsol shares.

Foreign Exchange, Net

A substantial portion of our indebtedness, 80.2% at December 31, 2013, is denominated in foreign currencies. The depreciation of the peso in 2013 therefore resulted in a Ps. 48.8 billion, or 108.8%, decrease in our foreign exchange, net, from approximately Ps. 44.8 billion in 2012 to a loss of approximately Ps. 4.0 billion in 2013. However, due to the fact that over 96% of our revenues from exports and domestic sales were referenced to prices denominated in U.S. dollars, and only 68% of our expenses, including financing costs, were linked to U.S. dollar prices, the depreciation of the peso relative to the U.S. dollar did not affect our ability to meet U.S. dollar-denominated financial obligations and improved our ability to meet peso-denominated financial obligations in 2013. The value of the peso in U.S. dollar terms depreciated by 0.5% in 2013, from Ps. 13.0101 = U.S. $1.00 on December 31, 2012 to Ps. 13.0765 = U.S. $1.00 on December 31, 2013, as compared to a 7.0% appreciation of the peso in U.S. dollar terms in 2012.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) decreased by 4.2% in 2013, from Ps. 902.6 billion in 2012 to Ps. 864.9 billion in 2013, primarily due to lower average crude oil prices. In 2013, duties and taxes represented 53.8% of total sales, whereas in 2012 they represented 54.8% of total sales, because the decrease in our sales in 2013 directly impacted the amount of taxes and duties owed.

Net Income/Loss

In 2013, we had a net loss of Ps. 170.1 billion from Ps. 1,608.2 billion in total sales revenues, as compared to a net income of Ps. 2.6 billion from Ps. 1,646.9 billion in total sales revenues in 2012. This decrease in net income in 2013 is mainly explained by a decrease in sales of Ps. 38.7 billion, a decrease in other revenues, net of Ps. 144.5 billion, which was primarily due to a lower credit attributable to the negative IEPS tax rate in 2013 as compared to 2012, and the foreign exchange loss caused by the depreciation of the peso relative to the U.S. dollar and the euro in 2013 as compared to 2012. This decrease was partially offset by a Ps. 18.5 billion decrease in cost of sales, a Ps. 18.9 billion decrease in financing cost, a Ps. 1.3 billion increase in financing income and a Ps. 37.7 billion decrease in taxes and duties.

Other Comprehensive Results

In 2013, we had an income of Ps. 254.3 billion in other comprehensive results, as compared to a loss of Ps. 376.8 billion in 2012, due to a decrease in the reserve for employee benefits that resulted from an increase in the rate of Mexican Government bonds, which is used to determine the discount rate applied as part of the actuarial computation method.

Liquidity and Capital Resources

Equity Structure and Mexican Government Contributions

Our total equity as of December 31, 2014 was negative Ps. 767.7 billion, and our total capitalization (long-term debt plus equity) totaled Ps. 229.7 billion. During 2014, our total equity decreased by Ps. 582.5 billion from negative Ps. 185.2 billion as of December 31, 2013, mainly due to our Ps. 530.9 billion total comprehensive loss for the year, which resulted primarily from our Ps. 265.2 billion net loss, our net loss of Ps. 265.3 billion in other comprehensive results and the Ps. 50.0 billion net decrease in Mexican Government contributions to Petróleos Mexicanos, as described below under “—Mexican Government Contributions.” Under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico), Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

In March 1990, the Mexican Government exchanged U.S. $7.6 billion (Ps. 22.3 billion) worth of external debt of Petróleos Mexicanos with international commercial banks for 30-year Collateralized Fixed Rate Bonds Due 2019 and Collateralized Floating Rate Bonds Due 2019 (also called Brady Bonds) issued by the Mexican Government. In exchange for the cancellation of this external debt, Petróleos Mexicanos’ indebtedness to the Mexican Government increased by an amount equal to U.S. $7.6 billion. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize the indebtedness incurred in March 1990 into Petróleos Mexicanos’ equity as Certificates of Contribution “A.” As a condition to this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. In December 1997, the Board of Directors of Petróleos Mexicanos and the Mexican Government agreed to a reduction in equity in respect of the Certificates of Contribution “A” in exchange for a payment in cash to the Mexican Government of Ps. $12.1 billion (U.S. $1.5 billion). Accordingly, no further advance payments on the minimum guaranteed dividend are payable to the Mexican Government.

On December 16, 2013, the Mexican Government withdrew Ps. 65.0 billion from the equity of Petróleos Mexicanos. In December 2013, the Mexican Government contributed Ps. 1.6 billion to the Infrastructure Investment Stabilization Fund of Petróleos Mexicanos. This contribution was recognized as a Ps. 1.6 billion increase in Mexican Government contributions to Petróleos Mexicanos. On December 24, 2013, the Mexican Government made a Ps. 65.0 billion equity contribution to Petróleos Mexicanos in the form of Certificates of Contribution “A.”

On December 23, 2014, Petróleos Mexicanos made a Ps. 70.0 billion payment to the Mexican Government. This payment was made pursuant to a request by the SHCP in accordance with Article 6 of the 2014 Revenue Law for 2014), Article 26 of the Federal Law of Budget and Fiscal Accountability and the fourteenth transitional article of the Petróleos Mexicanos Law. This withdrawal was partially offset by the Ps. 20.0 billion equity contribution made by the Mexican Government to Petróleos Mexicanos in the form of Certificates of Contribution “A” on December 26, 2014. The net effect of this withdrawal and contribution was a Ps. 50.0 billion decrease in our equity.

As of December 31, 2013 and 2014, the balance of Mexican Government contributions to Petróleos Mexicanos was Ps. 115.3 billion and Ps. 43.7 billion, respectively. As of December 31, 2013 and 2014, the total amount of contributions in the form of Certificates of Contribution “A” was Ps. 114.6 billion and Ps. 134.6 billion, respectively.

On January 27, 2014, the Mexican Government contributed Ps. 2.0 billion to the Oil Revenues Stabilization Fund. This contribution was recognized as a Ps. 2.0 billion increase in Mexican Government contributions to Petróleos Mexicanos.

On January 19, 2015, the Mexican Government made an equity contribution of Ps. 10.0 billion to Petróleos Mexicanos in accordance with the Federal Law of Budget and Fiscal Accountability, as amended. This payment was recognized as a Ps. 10.0 billion increase in Mexican Government contributions to Petróleos Mexicanos.

Cash Flows from Operating, Financing and Investing Activities

During 2014, net funds provided by operating activities totaled Ps. 134.5 billion, as compared to Ps. 190.3 billion in 2013. Net loss was Ps. 265.5 billion in 2014, as compared to net loss of Ps. 170.1 billion in 2013. Our net cash flows from financing activities totaled Ps. 117.1 billion in 2014, as compared to Ps. 10.3 billion in 2013. During 2014, we applied net cash flows of Ps. 230.6 billion for net investments at cost in fixed assets, including exploration expenses, as compared to our application of cash flows of Ps. 245.6 billion in 2013 for net investments at cost in fixed assets, including exploration expenses.

At December 31, 2014, our cash and cash equivalents totaled Ps. 118.0 billion, as compared to Ps. 80.7 billion at December 31, 2013.

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

Investments of financial resources by our Finance and Treasury Department, in both pesos and dollars, are made in accordance with the following policies:

Investments of Amounts in Pesos

We are obligated, during the structuring and development phase of our financial transactions, to observe and comply with the investment guidelines for resources in pesos that were approved by our Financial Resources Committee on December 21, 2006, as modified from time to time, which provide that Petróleos Mexicanos may only invest in the following:

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

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures for 2015 total approximately Ps. 237.2 billion. For a general description of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.” The amount of our aggregate capital expenditures commitments for 2015 remains subject to adjustment by the Mexican Government. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us and it could limit our ability to satisfy our external debt obligations or could reorganize or transfer us or our assets.”

In 2014, in nominal peso terms, Pemex-Exploration and Production invested a total of Ps. 222.1 billion in capital expenditures on exploration and production. In 2015, Pemex-Exploration and Production has 61 projects in its capital expenditures budget, for which Ps. 182.6 billion has been budgeted. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investments in Exploration and Production.”

Pemex-Refining invested in four infrastructure projects in 2014 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 39.8 billion in capital expenditures in nominal peso terms. In 2015, Pemex-Refining expects to invest Ps. 41.9 billion in capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2015, Pemex-Gas and Basic Petrochemicals expects to invest Ps. 6.9 billion in capital expenditures, as compared to Ps. 7.5 billion of capital expenditures in 2014. For more detail on the expenditures for and purpose of Pemex-Gas and Basic Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments.”

In 2015, Pemex-Petrochemicals expects to invest Ps. 4.0 billion in capital expenditures for 64 projects, as compared to Ps. 4.8 billion of capital expenditures in 2014. For more detail on the expenditures for and purpose of Pemex-Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Petrochemicals—Investments.”

Our current commitments for capital expenditures have fluctuated in recent years as compared to previous years. Based on past experience, we expect to generate sufficient funds for our working capital, capital expenditures and investments through:

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

Financing Activities

2015 Financing Activities. During the period from January 1 to April 29, 2015, we participated in the following activities:

•	On January 16, 2015, Petróleos Mexicanos obtained a direct loan for Ps. 7,000,000,000 bearing interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, or TIIE), which matures on January 16, 2016.

•	On January 22, 2015, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $42,000,000,000 to U.S. $52,000,000,000 pursuant to authorization by the Board of Directors of Petróleos Mexicanos on December 19, 2014.

•	On January 23, 2015, Petróleos Mexicanos issued U.S. $6,000,000,000 of its debt securities under its U.S. $42,000,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $1,500,000,000 of its 3.500% Notes due 2020; (2) U.S. $1,500,000,000 of its 4.500% Notes due 2026; and (3) U.S. $3,000,000,000 of its 5.625% Bonds due 2046. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On January 30, 2015, Petróleos Mexicanos amended the terms of its revolving credit facility in order to increase the amount available thereunder from U.S. $1,250,000,000 to U.S. $3,250,000,000 and to extend the maturity date to February 5, 2020. On February 5, 2015, Petróleos Mexicanos borrowed U.S. $1,950,000,000 under this facility to prepay in full its U.S. $700,000,000 credit facility dated as of December 17, 2014.

•	On February 11, 2015, Petróleos Mexicanos issued Ps. 24,287,901,544 aggregate principal amount of Certificados Bursátiles in three tranches. The first tranche was issued at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 17,000,000,000, consisting of (1) an international offering outside of Mexico of Ps. 9,000,000,000 of “Euroclearable Certificados Bursátiles,” which are eligible for clearance through Euroclear Clearance System plc and Indeval, and (2) a concurrent offering to the public in Mexico of Ps. 8,000,000,000. This issuance was a reopening of the same series of Certificados Bursátiles due 2026 that was originally issued on November 27, 2014. The second tranche was issued at a floating rate due 2020 in an aggregate principal amount of Ps. 4,300,000,000. This issuance was a reopening of the same series of Certificados Bursátiles due 2020 that was originally issued on November 27, 2014. The third tranche was issued at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 565,886,800 Unidades de Inversión (or UDI), equivalent to Ps. 2,987,901,544. This issuance represented the fourth reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014, September 11, 2014 and November 27, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On February 11, 2015, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $2,000,000,000. On February 17, 2015, Petróleos Mexicanos borrowed U.S. $2,000,000,000 under this facility to prepay in full its credit agreement dated as of November 18, 2010.

•	On March 24, 2015, the CNBV authorized Petróleos Mexicanos’ Short-Term Certificados Bursátiles Program for an aggregate revolving amount of Ps. 100,000,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	During the period from March 26, 2015 to April 24, 2015, Petróleos Mexicanos issued a total of Ps. 7,500,000,000 of short-term Certificados Bursátiles at fixed and floating rates under its Short-Term Certificados Bursátiles Program and repaid Ps. 2,500,000,000.

•	On April 21, 2015, Petróleos Mexicanos issued €2,250,000,000 of its debt securities under its U.S. $52,000,000,000 Medium-Term Notes Program, Series C in two tranches: (1) €1,000,000,000 of its 1.875% Notes due 2022 and (2) €1,250,000,000 of its 2.750% Notes due 2027. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	During the period from January 1 to April 29, 2015, P.M.I. Holdings B.V. repaid U.S. $500,000,000 in financing from its revolving credit line.

2014 Financing Activities. During the period from January 1 to December 31, 2014, we participated in the following activities:

•	On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000,000 of its debt securities under its U.S. $32,000,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $500,000,000 of its 3.125% Notes due 2019; (2) U.S. $500,000,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (3) U.S. $3,000,000,000 of its 6.375% Bonds due 2045. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On January 23, 2014, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program Series C from U.S. $32,000,000,000 to U.S. $42,000,000,000.

•	On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside of Mexico of Ps. 2,616,050,000 of Certificados Bursátiles in the form of global depositary notes (or GDNs), and (2) a concurrent offering to the public in Mexico of Ps. 4,883,950,000 of Certificados Bursátiles not represented by GDNs. The issuance represented the second reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate linked to the TIIE plus 3.8% for Ps. 2,000,000,000 due 2019, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% in an aggregate principal amount of 588,434,900 UDIs equivalent to Ps. 3,000,000,000 due 2026. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000,000 from its revolving credit line, which bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR) plus 0.16%. This drawdown has been renewed on a monthly basis and remains outstanding as of the date of this report.

•	On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000,000 from an export credit agency, which bears interest at a rate of 1.08% and matures in March 2018.

•	On April 16, 2014, Petróleos Mexicanos issued €1,000,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos’ U.S. $42,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On May 30, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000,000 from its revolving credit line bearing interest at a floating rate linked to the TIIE, which matured on July 2, 2014 and therefore did not affect net indebtedness in 2014.

•	On June 2, 2014, Petróleos Mexicanos obtained loans for U.S. $1,250,000,000 and U.S. $250,000,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matured in 2014.

•	On July 2, 2014, Petróleos Mexicanos issued Ps. 11,000,000,000 aggregate principal amount of its Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside of Mexico of Ps. 2,353,100,000 of Certificados Bursátiles in the form of GDNs, and (2) a concurrent offering to the public in Mexico of Ps. 8,646,900,000 of Certificados Bursátiles not represented by GDNs. The issuance represented the third reopening of its Certificados Bursátiles due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Ps. 4,000,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: (1) the first at a floating rate due 2019 in an aggregate principal amount of Ps. 1,500,000,000, which was a reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014; and (2) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 487,171,500 UDIs, equivalent to Ps. 2,500,000,000, which was a reopening of the same series originally issued on January 30, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On July 25, 2014, Petróleos Mexicanos entered into a syndicated credit facility in the amount of Ps. 26,000,000,000; the facility bears interest at a floating rate linked to the TIIE plus 0.95% and matures on July 25, 2024.

•	On July 29, 2014, Petróleos Mexicanos amended the terms of its revolving credit facility entered into on December 22, 2011 in order to decrease the amount available thereunder from Ps. 10,000,000,000 to Ps. 3,500,000,000.

•	On September 8, 2014, Petróleos Mexicanos amended the terms of its syndicated credit facility entered into on July 25, 2014 in order to increase the amount available thereunder from Ps. 26,000,000,000 to Ps. 30,000,000,000. The facility bears interest at a floating rate linked to the TIIE and matures on July 25, 2024. On September 10, 2014, Petróleos Mexicanos borrowed the full amount available under this facility.

•	On September 11, 2014, Petróleos Mexicanos issued Ps. 19,999,269,100 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside of Mexico of Ps. 3,418,200 of Certificados Bursátiles in the form of GDNs, and (2) a concurrent offering to the public in Mexico of Ps. 16,581,069,100 of Certificados Bursátiles not represented by GDNs. This issuance represented the fourth reopening of Petróleos Mexicanos’ Certificados Bursátiles due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Certificados Bursátiles in two tranches: (1) one at a floating rate linked to the TIIE plus 0.01% due 2019 in an aggregate principal amount of Ps. 5,000,000,000, which was the fourth reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014 and (2) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 968,671,700 UDIs, equivalent to Ps. 5,000,730,842, which was the second reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On October 14, 2014, Petróleos Mexicanos issued U.S. $500,000,000 of notes due 2025, which bear interest at LIBOR for three months plus 0.35%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On October 15, 2014, Petróleos Mexicanos issued U.S. $2,500,000,000 of debt securities under its U.S. $42,000,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $1,000,000,000 of its 4.250% Notes due 2025, and (2) U.S. $1,500,000,000 of its 5.50% Bonds due 2044, which was the second reopening of its 5.50% Bonds due 2044 originally issued on June 26, 2012 and subsequently reopened on October 19, 2012. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On October 20, 2014, Petróleos Mexicanos issued U.S. $500,000,000 of notes due 2025, which bear interest at a fixed rate of 2.378%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On November 14, 2014, Petróleos Mexicanos redeemed the U.S. $1,500,000,000,000 outstanding principal amount of its 4.875% Notes due 2015 and the U.S. $234,915,000 outstanding principal amount of its 5.750% Notes due 2015.

•	On November 19, 2014, Petróleos Mexicanos entered into a revolving credit facility in the amount of Ps. 20,000,000,000; the facility bears interest at a floating rate linked to the TIIE and matures on November 19, 2019. On November 21, 2014 Petróleos Mexicanos borrowed Ps. 20,000,000,000 under this facility.

•	On November 27, 2014, Petróleos Mexicanos issued in the Mexican market Ps. 15,000,000,000 aggregate principal amount of Certificados Bursátiles in three tranches: one at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 8,301,388,800; the second at a floating rate linked to the TIIE plus 0.15% due 2020 in an aggregate principal amount of Ps. 5,000,000,000; and the third at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 325,000,000 UDIs, equivalent to Ps. 1,698,611,200, which was the third reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014 and September 11, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On December 15, 2014, Petróleos Mexicanos obtained a loan for Ps. 3,500,000,000 bearing interest at a floating rate, which was repaid on March 17, 2015.

•	On December 17, 2014, Petróleos Mexicanos entered into a credit facility in the amount of U.S. $700,000,000 bearing interest at LIBOR plus 0.85%. On December 19, 2014, Petróleos Mexicanos borrowed U.S. $700,000,000 under this facility, which was repaid in full on February 5, 2015.

•	On December 18, 2014, one of our subsidiary companies, Pro-Agroindustria, S.A. de C.V., obtained a credit line for U.S. $390,000,000, with each drawdown bearing interest at LIBOR plus 1.40% on a quarterly basis. On the same date, Pro-Agroindustria, S.A. de C.V. borrowed U.S. $228,000,000, which matures on December 18, 2017.

•	On December 19, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000,000 in two tranches: (1) Ps. 5,000,000,000 bearing interest at a floating rate linked to the TIIE plus 1.25% due 2025 and (2) Ps. 5,000,000,000 at a floating rate linked to the TIIE plus 0.95% with quarterly installments due 2025.

•	On December 23, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000,000 bearing interest at a floating rate linked to the TIIE plus 0.85% with quarterly installments, which matures on March 19, 2025.

•	From January 1 to December 31, 2014, P.M.I. Holdings B.V. obtained U.S. $7,075,000,000 in financing from its revolving credit line and repaid U.S. $7,125,000,000. As of December 31, 2014, the outstanding amount under this revolving credit line was U.S. $500,000,000.

2013 Financing Activities. During the period from January 1 to December 31, 2013, we participated in the following activities:

•	On January 4 and 11, 2013, P.M.I. Trading, Ltd. obtained and repaid, respectively, a loan for U.S. $150,000,000 bearing interest at 1.0412%.

•	On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $22,000,000,000 to U.S. $32,000,000,000.

•	On January 30, 2013, Petróleos Mexicanos issued U.S. $2,100,000,000 of its 3.500% Notes due 2023. The notes were issued under Petróleos Mexicanos’ U.S. $32,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On February 28, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained two loans for U.S. $34,500,000, each of which bears interest at 3.80% and matures on February 7, 2023.

•	On March 6 and 8, 2013, P.M.I. Trading, Ltd. obtained and repaid, respectively, a loan for U.S. $50,000,000 bearing interest at 1.4217%.

•	On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000,000 of Certificados Bursátiles due 2017 at a floating rate, which was the first reopening of the securities originally issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On April 26, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained a loan for U.S. $33,830,338 bearing interest at 3.80%, which matures on February 22, 2023.

•	On June 7, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained a loan for U.S. $34,277,705 bearing interest at 3.80%, which matures on April 24, 2023.

•	On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000,000 of Certificados Bursátiles due 2017 at a floating rate, which was the second reopening of the securities originally issued on November 29, 2012 and subsequently reopened on March 22, 2013. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000,000 under its revolving credit facility, which was repaid on July 17, 2013.

•	On July 18, 2013, Petróleos Mexicanos issued U.S. $3,000,000,000 of its debt securities under Petróleos Mexicanos’ U.S. $32,000,000,000 Medium-Term Notes Program, Series C in four tranches: (1) U.S. $1,000,000,000 of its 4.875% Notes due 2024; (2) U.S. $1,000,000,000 of its 3.500% Notes due 2018; (3) U.S. $500,000,000 of its Floating Rate Notes due 2018; and (4) U.S. $500,000,000 of its 6.500% Bonds due 2041, which was the second reopening of its 6.500% Bonds due 2041 originally issued on June 2, 2011 and subsequently reopened on October 18, 2011. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 19, 2013, Petróleos Mexicanos issued U.S. $400,000,000 of notes due 2024, which bear interest at a fixed rate of 2.830%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On September 19, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000,000 of Certificados Bursátiles due 2019 at a floating rate. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 26, 2013, Petróleos Mexicanos issued Ps. 10,400,000,000 aggregate amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside Mexico of Ps. 1,075,000,000 of Certificados Bursátiles in the form of GDNs, and (2) a concurrent offering to the public in Mexico of Ps. 9,325,000,000 of Certificados Bursátiles not represented by GDNs. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On September 30, 2013, Petróleos Mexicanos issued U.S. $750,000,000 of notes due 2024, which bear interest at LIBOR for 3 months plus 0.43%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On November 4, 2013, Petróleos Mexicanos issued U.S. $350,000,000 of notes due 2024, which bear interest at a fixed rate of 2.290%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On November 27, 2013, Petróleos Mexicanos issued €1,300,000,000 of its 3.125% Notes due 2020. These notes were issued under Petróleos Mexicanos’ U.S. $32,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On December 11, 2013, Petróleos Mexicanos issued Ps. 8,500,000,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside of Mexico of Ps. 1,165,550,000 of Certificados Bursátiles in the form of GDNs, and (2) a concurrent offering to the public in Mexico of Ps. 7,334,450,000 of Certificados Bursátiles not represented by GDNs. The issuance represented the first reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 1,100,000,000 of Certificados Bursátiles due 2019 at a floating rate, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On December 11, 2013, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2016.

•	On December 19, 2013, Petróleos Mexicanos borrowed Ps. 10,000,000,000 from a revolving credit facility, which it repaid on December 30, 2013.

•	On December 27, 2013, Petróleos Mexicanos borrowed U.S. $135,000,000 from its revolving credit facility, which it repaid on January 27, 2014.

•	From January 1 to December 31, 2013, P.M.I. Holdings B.V. obtained U.S. $5,793,000,000 from its revolving credit line and repaid U.S. $6,143,000,000.

Amendments to Certain Financing Agreements

A number of our financing agreements contain restrictions on (a) our ability to create liens on our assets to secure external indebtedness, subject to certain exceptions, (b) our ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets and (c) our ability to merge or consolidate with other entities or to sell all or substantially all of our assets. In addition, a number of our financing agreements contained longstanding event of default provisions based on the legal framework in effect before the Energy Reform Decree was enacted, including an event of default if Petróleos Mexicanos ceases to be a decentralized public entity of the Mexican Government or if Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals cease to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. In order to align certain of our financing agreements with the changes resulting from the Energy Reform Decree and Secondary Legislation, including, among others, the transformation of Petróleos Mexicanos to a productive state-owned company and the participation of third parties in the oil and gas sector in Mexico, we have obtained consents from our bondholders and lenders to amend certain provisions in these financing agreements. On June 25, 2014, we obtained the requisite number of consents from bondholders to amend the instruments governing approximately U.S. $41.4 billion aggregate principal amount of our outstanding debt securities and on September 10, 2014, we obtained the requisite number of consents from bondholders to amend an indenture governing approximately ¥30.0 billion aggregate principal amount of our outstanding debt securities. As of the date of this report, we have obtained additional consents or waivers from banks and certain other creditors with respect to other financing agreements that contain similar provisions.

For more information regarding the enactment of the Energy Reform Decree and the implementation of the Secondary Legislation, see “Item 4—Information on the Company—History and Development—Energy Reform.”

Indebtedness

During 2014, our total debt increased by 35.9%, from Ps. 841.2 billion at December 31, 2013 to Ps. 1,143.2 billion at December 31, 2014, primarily due to the financing activities undertaken during this period, as described in Note 12 to our consolidated financial statements included herein.

As of December 31, 2014 and as of the date of this report, we were not in default on any of our financing agreements.

The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2014 based on short-and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S.$	641
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		6,483
Lines of credit with fixed interest rates		1,858

Total short-term debt	U.S.$	8,982

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 1.32810% to 10.61% and maturities ranging from 2016 to 2045 and perpetual bonds with no maturity date	U.S.$	53,587
Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2016 to 2025		8,460
Floating rate notes with maturities ranging from 2016 to 2025		5,720

Total variable rate instruments		14,180

Total long-term debt		67,767

Total indebtedness(1)	U.S.$	76,748

Note: Numbers may not total due to rounding.

(1)	Excludes U.S. $928.9 million of accrued interest and includes notes payable to contractors.

The table below sets forth our total indebtedness as of December 31 for each of the three years from 2012 to 2014.

Total Indebtedness of PEMEX

	As of December 31,(1)
	2012		2013		2014
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S.$	11,749	U.S.$	12,709	U.S.$	19,856
External debt in various currencies(3)
Bonds(4)		32,831		39,654		44,445
Direct loans(5)		5,792		3,848		6,473
Project financing(6)		7,583		5,977		4,916
Financial leases		178		302		263
Notes payable to contractors		1,656		1,092		795

Total external debt	U.S.$	48,040	U.S.$	50,873	U.S.$	56,892

Total indebtedness	U.S.$	59,789	U.S.$	63,582	U.S.$	76,748

Note: Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was U.S. $691.6 million, U.S. $751.0 million and U.S. $928.9 million at December 31, 2012, 2013 and 2014, respectively.
(2)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 13.0101 = U.S. $1.00 for 2012, Ps. 13.0765 = U.S. $1.00 for 2013 and Ps. 14.7180 = U.S. $1.00 for 2014. See Notes 3 and 12 to our consolidated financial statements included herein.
(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside of Mexico, and payable outside the territory of Mexico.
(4)	Includes, as of December 31, 2012, 2013 and 2014, U.S. $0.58 billion, U.S. $0.49 billion and U.S. $0.39 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “—Financing Activities of Pemex Finance, Ltd.” below.
(5)	Includes, as of December 31, 2012, 2013 and 2014, U.S. $2.0 billion outstanding under syndicated credit facilities entered into in November 2010 and amended in September 2011.
(6)	All credits included in this line are insured or guaranteed by export credit agencies.

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

On July 1, 2005, we entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited giving us an option to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd. under IFRS are consolidated into our financial statements, and PMI’s sales of accounts receivable to Pemex Finance, Ltd. have been reclassified as debt. Our option to purchase the shares of Pemex Finance, Ltd. can only be exercised once its remaining debt, approximately U.S. $387.5 million in aggregate principal amount as of December 31, 2014, has been redeemed.

As of December 31, 2014, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $387.5 million aggregate principal amount of fixed rate notes with maturities ranging from 2015 to 2018 and interest rates between 9.15% and 10.61%, and accrued interest of U.S. $ 4.3 million.

2015 Financing Activities. During the first four months of 2015, Pemex Finance, Ltd. made payments of U.S. $28.1 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during the first four months of 2015.

2014 Financing Activities. During 2014, Pemex Finance, Ltd. made payments of U.S. $103.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2014.

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

Contractual Obligations and Off-Balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding as of December 31, 2014 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2014(1)

			Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of U.S. dollars)
Contractual obligations recognized in balance sheet:
Debt(2)	U.S.$	76,619	U.S.$	9,380	U.S.$	11,465	U.S.$	11,973	U.S.$	43,801
Notes payable to contractors(3)		794		488		184		55		67
Capital lease obligations(4)		263		42		92		62		67
Other long-term liabilities:
Dismantlement and abandonment costs obligations(5)		3,564		110		345		326		2,783
Employee benefits plan(6)		100,156		3,670		7,679		9,023		79,784

Total contractual obligations recognized in balance sheet		181,396		13,690		19,765		21,439		126,502

Other contractual obligations not recognized in liabilities:
Infrastructure works contracts(7)		44,428		17,196		16,337		4,906		5,989
Financed Public Works Contracts (FPWC)(8)		1,153		514		176		173		290
Nitrogen supply contracts(9)		673		114		178		44		337

Total contractual obligations not recognized in liabilities(10)		46,254		17,824		16,691		5,123		6,616

Total contractual obligations	U.S.$	227,650	U.S.$	31,514	U.S.$	36,456	U.S.$	26,562	U.S.$	133,118

Note: Numbers may not total due to rounding.

(1)	All amounts calculated in accordance with IFRS.
(2)	See Note 12 to our consolidated financial statements included herein. Figures in this line item do not include notes payable to contractors and capital lease obligations, which are presented in separate line items, but do include accrued interest as of December 31, 2014.
(3)	See Note 12 to our consolidated financial statements included herein.
(4)	See Note 12 to our consolidated financial statements included herein.
(5)	See Notes 3(l) and 10(c) to our consolidated financial statements included herein.
(6)	See Note 14 to our consolidated financial statements included herein.
(7)	See Note 21 g. to our consolidated financial statements included herein.
(8)	The amounts presented for Financed Public Works Contracts in this table correspond to works the performance and delivery of which by the relevant contractors are pending. For more information on the FPWC program, see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts” and Note 21(d) to our consolidated financial statements included herein.
(9)	See Notes 21(b) and (c) to our consolidated financial statements included herein.
(10)	No amounts have been included for Integrated E&P Contracts in this table, since payments for these contracts will be made on a per-barrel basis and performance and delivery by the relevant contractors is pending. For more information on the Integrated E&P Contracts program, see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Integrated Exploration and Production Contracts” and Note 21(e) to our consolidated financial statements included herein.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

As of December 31, 2014, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

See “Item 11—Quantitative and Qualitative Disclosures about Market Risk” for more information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2014.

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the fiscal years ended December 31, 2012, 2013 and 2014 as well as the percentage change in sales revenues for those years.

	Year Ended December 31,						2013	2014
	2012		2013		2014		vs. 2012	vs. 2013
	(in millions of pesos)(1)						(%)	(%)
Exploration and Production
Trade sales(2)		—		—		—	—	—
Intersegment sales	Ps.	1,333,286	Ps.	1,250,772	Ps.	1,134,520	(6.2)	(9.3)

Total net sales		1,333,286		1,250,772		1,134,520	(6.2)	(9.3)
Refining
Trade sales(2)(3)		725,235		744,497		763,005	2.7	2.5
Intersegment sales		61,480		74,894		78,453	21.8	4.8

Total net sales		786,715		819,391		841,458	4.2	2.7
Gas and Basic Petrochemicals
Trade sales(2)(3)		119,490		145,471		159,754	21.7	9.8
Intersegment sales		66,227		73,998		84,198	11.7	13.8

Total net sales		185,717		219,469		243,952	18.2	11.2
Petrochemicals
Trade sales(2)		27,760		26,525		29,074	(4.4)	9.6
Intersegment sales		7,650		13,840		15,182	80.9	9.7

Total net sales		35,411		40,365		44,256	14.0	9.6
Trading Companies
Trade sales(2)(3)		773,426		688,464		631,069	(11.0)	(8.3)
Intersegment sales		448,732		407,664		433,732	(9.2)	6.4

Total net sales		1,222,158		1,096,129		1,064,801	(10.3)	(2.9)
Corporate and other subsidiary companies
Trade sales(2)(3)		1,000		3,247		3,826	224.7	17.8
Intersegment sales and eliminations		(1,917,374)		(1,821,168)		(1,746,085)	5.0	(4.1)

Total net sales		(1,916,374)		(1,817,921)		(1,742,259)	5.1	(4.2)

Total net sales	Ps.	1,646,912	Ps.	1,608,205	Ps.	1,586,728	(2.4)	(1.3)

Note: Numbers may not total due to rounding.

(1)	Figures for 2012, 2013 and 2014 are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(2)	Sales to external customers.
(3)	Includes services income.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the three-year period ended December 31, 2014, as well as the percentage change in income for the years 2012 to 2014.

	Year Ended December 31,						2013 vs. 2012	2014 vs. 2013
	2012		2013		2014		(%)	(%)
	(in millions of pesos)(1)
Business Segment
Exploration and Production	Ps.	93,982	Ps.	(42,084)	Ps.	(153,377)	(144.8)	(264.5)
Refining		(102,098)		(123,015)		(113,826)	(20.5)	(7.5)
Gas and Basic Petrochemicals		1,613		3,909		15,584	142.3	298.7
Petrochemicals		(11,270)		(14,936)		(18,895)	(32.5)	(26.5)
Trading Companies		7,108		2,973		4,085	(58.2)	37.4
Corporate and other subsidiary companies(2)		13,265		3,094		886	(76.7)	(71.4)

Total net income (loss)	Ps.	2,600	Ps.	(170,058)	Ps.	(265,543)	(6,640.7)	(56.1)

Note: Numbers may not total due to rounding.

(1)	Figures are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(2)	Includes intersegment eliminations.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

2014 Compared to 2013

Exploration and Production

As compared to 2013, Pemex-Exploration and Production’s sales of crude oil to the PMI Group in 2014 decreased by 13.3% in peso terms and decreased by 16.5% in U.S. dollar terms, primarily due to a decrease in the volume of crude oil exports. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $86.00 in 2014, as compared to U.S. $98.46 in 2013. Total intersegment sales, which include sales to Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the PMI Group, decreased by 9.3%, primarily due to the decrease in crude oil export prices. Net loss related to exploration and production activities increased by 264.5%, or Ps. 111,293 million, from a Ps. 42,084 million loss in 2013 to a Ps. 153,377 million loss in 2014, primarily due to a decrease in the average price of crude oil.

Refining

In 2014, trade sales related to refining activities (including services income) increased by 2.5%, from Ps. 744,497 million in 2013 to Ps. 763,005 million in 2014, primarily due to an increase in the average sales prices of petroleum products. Intersegment sales increased by Ps. 3,559 million, or 4.8%, from Ps. 74,894 million in 2013 to Ps. 78,453 million in 2014, primarily due to an increase in the prices of petroleum products sold. In 2014, our total loss related to refining activities was Ps. 113,826 million, 7.5% lower than the loss of Ps. 123,015 million in 2013. The decrease in loss was primarily due to higher prices of petroleum products during 2014, which was partially offset by a decrease in other revenues, net.

Gas and Basic Petrochemicals

In 2014, trade sales related to the natural gas and basic petrochemical business segment (including services income) increased by 9.8%, from Ps. 145,471 million in 2013 to Ps. 159,754 million in 2014. LPG sales increased by 9.7%, from Ps. 71,148 million in 2013 to Ps. 78,084 million in 2014, primarily due to an increase in LPG prices. Natural gas sales increased by 13.6%, from Ps. 68,490 million in 2013 to Ps. 77,813 million in 2014, primarily due to an increase in the volume and prices of natural gas. Net income related to natural gas and basic petrochemicals increased by 298.7%, from Ps. 3,909 million in 2013 to Ps. 15,584 million in 2014, primarily due to an increase in domestic sales.

Petrochemicals

In 2014, trade sales related to the petrochemicals business segment increased by 9.6%, from Ps. 26,525 million in 2013 to Ps. 29,074 million in 2014. Prices for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2014, the volume of petrochemical exports decreased by 12.9%, from 605.4 thousand tons in 2013 to 527.1 thousand tons in 2014. Losses related to petrochemical activities increased by 26.5%, from Ps. 14,936 million in 2013 to Ps. 18,895 million in 2014, primarily due to: (1) a 10.4% increase in the cost of sales in 2014; (2) an increase in the prices of raw materials; and (3) an increase in the volume of raw materials used in connection with the reopening of the aromatics plant at the Cangrejera petrochemical complex.

Trading Companies

In 2014, trade sales relating to the PMI Group’s exports of crude oil and petroleum products to third parties (including services income) decreased in peso terms, from Ps. 688,464 million in 2013 to Ps. 631,069 million in 2014, primarily as a result of a decrease in the prices and volume of crude oil exports. In 2014, net income related to the PMI Group increased by 37.4% from Ps. 2,973 million in 2013 to Ps. 4,085 million in 2014, primarily due to a decrease in its income tax and lower sales.

Corporate and Other Subsidiary Companies

In 2014, the trade sales relating to corporate and other subsidiary companies after inter-company eliminations decreased from Ps. 1,817,921 million in 2013 to Ps. 1,742,259 million in 2014, primarily due to higher revenues from services. Net income related to corporate and other subsidiary companies after inter-company eliminations decreased from Ps. 3,094 million in 2013 to Ps. 886 million in 2014, primarily due to the unfavorable results of the subsidiary companies as well as a loss on foreign exchange, net.

2013 Compared to 2012

Exploration and Production

In 2013, Pemex-Exploration and Production’s sales of crude oil to the PMI Group decreased by 11.3% in peso terms and decreased by 8.7% in U.S. dollar terms, each as compared to 2012, mainly due to a decrease in the volume of crude oil exports. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $98.46 in 2013, as compared to U.S. $101.86 in 2012. Total intersegment sales, which include sales to Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the PMI Group, decreased by 6.2%, principally as a result of the decrease in crude oil export prices. Net income related to exploration and production activities decreased by 144.8%, or Ps. 136,066 million, from Ps. 93,982 million in 2012 to a loss of Ps. 42,084 million in 2013, primarily as a result of a decrease in the average price of crude oil.

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

Item 6.	Directors, Senior Management and Employees

Under the Petróleos Mexicanos Law, Petróleos Mexicanos is governed by a ten-member Board of Directors composed as follows:

•	the Secretary of Energy, who serves as the Chairperson and has the right to cast a tie-breaking vote;

•	the Secretary of Finance and Public Credit;

•	three Mexican Government representatives, who are appointed by the President of Mexico; and

•	five independent members, who are appointed by the President of Mexico, subject to ratification by the Senate. Independent members perform their duties on a part-time basis, are not public officials (i.e., individuals holding federal, state or municipal government positions in Mexico) and have not been employed by Petróleos Mexicanos or any of the subsidiary entities during the two years prior to their appointment.

Prior to the enactment of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos consisted of 15 members—six of whom were Mexican Government representatives, including the Secretary of Energy, five of whom were selected by the Petroleum Workers’ Union, while the remaining four were professional members appointed by the President of Mexico and ratified by the Senate.

The Petróleos Mexicanos Law authorizes only the Secretary of Energy and the Secretary of Finance and Public Credit to designate an alternate to serve in his or her place, provided that the alternate is a public official at the undersecretary level, at minimum. This alternate may attend meetings of the Board of Directors of Petróleos Mexicanos and otherwise assume the duties of the director, except that the Chairperson’s designated alternate may not cast a tie-breaking vote. In addition, any ministry-level secretary serving as a member of the Board of Directors of Petróleos Mexicanos may designate an alternate to attend meetings on his or her behalf, provided that such alternate is a public official at the undersecretary level, at minimum.

Under the Petróleos Mexicanos Law, all public officials serving as members of the Board of Directors of Petróleos Mexicanos are required to act impartially and for the benefit and in the best interests of Petróleos Mexicanos, separating at all times the interests of the ministry or governmental entity for which they work from their duties as members of the Board of Directors.

Except in the case of the independent members first appointed under the Petróleos Mexicanos Law, the five independent members will be appointed to staggered five-year terms, and may be appointed for an additional term of the same length. The remaining members of the Board of Directors of Petróleos Mexicanos are not appointed for a specific term.

In 2014, the following individuals were appointed to serve as independent members of the Board of Directors of Petróleos Mexicanos for the initial terms set forth below:

•	Mr. Alberto Tiburcio Celorio, for two years;

•	Mr. Octavio Francisco Pastrana Pastrana, for three years;

•	Mr. Jorge José Borja Navarrete, for four years;

•	Mr. Jaime Lomelín Guillén, for five years; and

•	Mr. Carlos Elizondo Mayer-Serra, for six years.

On February 17, 2015, Mr. Jaime Lomelín Guillén resigned from his position as independent member of the Board of Directors of Petróleos Mexicanos. As of the date of this report, a new independent member has not yet been appointed to serve for the remainder of Mr. Lomelín Guillén’s term.

Each of the boards of directors of the existing subsidiary entities is composed of:

•	the Director General of Petróleos Mexicanos, who serves as the Chairperson;

•	Mexican Government representatives appointed by the President of Mexico; and

•	at least two professional members appointed by the President of Mexico, who are Mexican Government representatives.

Professional members of the boards of directors of the existing subsidiary entities are appointed to six-year terms and may be appointed for an additional term of the same length.

The Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos was published in the Official Gazette of the Federation on April 28, 2015. The Organic Statute of each of the existing subsidiary entities was published in the Official Gazette of the Federation on March 28, 2013 and has since been modified from time to time. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and each of the subsidiary entities, and also delineate the duties and internal regulations of their respective Board of Directors. As of the date of this report, the Organic Statute of each of the existing subsidiary entities remains in effect except as otherwise stated in the Petróleos Mexicanos Law.

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the existing subsidiary entities as of March 26, 2015.

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

Other board memberships: Chairman of the Federal Electricity Commission; Chairman of the National Center of Energy Control; Chairman of CENAGAS; Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo; Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; Comisión Nacional de Vivienda; Instituto Nacional de Ecología y Cambio Climático; Servicio Cozumel, S.A. de C.V.; Gasolinera y Servicios Juárez, S.A. de C.V.; Planta de Combustible Cozumel, S.A. de C.V.; Combustibles Caleta, S.A. de C.V.; Combustibles San Miguel, S.A. de C.V.; and Combustibles Tatich, S.A. de C.V.

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

2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Ms. María de Lourdes Melgar Palacios	Board Member of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1962 Business experience: Undersecretary of Electricity of the Ministry of Energy; Director of the Center for Sustainability of the Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C.; and Independent Consultant on energy matters and Professor of Cátedra Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. Other board memberships: CENAGAS.	2014

Mr. Luis Videgaray Caso

Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit

Born: 1968

Business experience: Coordinator of the Transition Team of the President-Elect of Mexico; President of the Budget and Public Account Commission of the LXIst Legislature; and Secretary of Finance of the Estado de México.

Other board memberships: Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos; Chairman of Casa de Moneda de México; Chairman of Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero; Fondo de Cultura Económica; Instituto del Fondo Nacional de la Vivienda para los Trabajadores; Instituto del Fondo Nacional para el Consumo de los Trabajadores; Instituto Mexicano de la Radio; Chairman of IPAB; Chairman of Lotería Nacional para la Asistencia Pública; Pronósticos para la Asistencia Pública; Servicio Postal Mexicano; Telecomunicaciones de México; Chairman of Agroasemex, S.A., Institución Nacional de Seguros; Chairman of Banco del Ahorro Nacional y Servicios Financieros, S.N.C., Institución de Banca de Desarrollo; Chairman of Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo; Chairman of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo; Chairman of Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C., Institución de Banca de Desarrollo; Chairman of Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; Chairman of Seguros de Crédito a la Vivienda SHF, S.A. de C.V.; Chairman of Sociedad Hipotecaria Federal, S.N.C., Institución de Banca de Desarrollo; Federal Electricity Commission; Fondo de Operación y Financiamiento Bancario a la Vivienda; Comisión Nacional Bancaria y de Valores; Comisión Nacional de Seguros y Fianzas; Chairman of Comisión de Cambios; Comisión Nacional de Inversiones Extranjeras; Banco Interamericano de Desarrollo y Corporación Interamericana de Inversiones; Banco Internacional de Reconstrucción y Fomento of the World Bank; Organismo Multilateral de Garantía de Inversiones of the World Bank; and Banco de Desarrollo del Caribe.

		2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Juan José Guerra Abud	Board Member of Petróleos Mexicanos and Secretary of Environment and Natural Resources Born: 1952 Business experience: Environmental Coordinator of the Transition Team of the President-Elect of Mexico; Federal Deputy of the LXI Legislature; and President of the Asociación Nacional de Productores de Autobuses, Camiones y Tractocamiones. Other board memberships: Centro Mario Molina para Estudios Estratégicos sobre Energía y Medio Ambiente.	2014

Mr. Carlos Elizondo Mayer-Serra	Independent Board Member of Petróleos Mexicanos Born: 1962 Business experience: Visiting Professor at the Escuela de Gobierno del Tecnológico de Monterrey, A.C., Santa Fe Campus; Professor-Researcher at the Centro de Investigación y Docencia Económicas, A.C.; Ambassador of Mexico for the Organización para la Cooperación y Desarrollo Económicos (OCDE). Other board memberships: Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (Independent).	2014

Mr. Octavio Francisco Pastrana Pastrana	Independent Board Member of Petróleos Mexicanos Born: 1952 Business experience: Principal partner of Ictineo Infrastructure Fund; President and Chief Executive Officer of Isolux Mexico and Isolux Colombia of Isolux Corsán, S.A.; and Business Development Director and Strategy Advisor of ARB Arendal. Other board memberships: Representaciones de Energía Renovables, S.A.P.I. de C.V.	2014

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Jorge José Borja Navarrete	Independent Board Member of Petróleos Mexicanos Born: 1943 Business experience: Professional Member of the Board of Directors of Petróleos Mexicanos; Universidad Nacional Autónoma de México; and Advisor of Grupo Xignux. Other board memberships: Chairman of Club Universidad Nacional, A.C.	2014

Mr. Alberto Tiburcio Celorio	Independent Board Member of Petróleos Mexicanos Born: 1951 Business experience: Chairman and Chief Executive Officer of Ernst & Young Mexico; Member of Ernst & Young´s Americas Executive Board and Global Advisory Committee; and Chairman of the Board of Mexican Financial Reporting Standards. Other board memberships: Grupo Nacional Provincial, S.A.B. de C.V.	2014

Vacant	Independent Board Member of Petróleos Mexicanos	—

Mr. Emilio Ricardo Lozoya Austin	Chief Executive Officer/Director General Born: 1974 Business experience: Manager of International Affairs of the Campaign Team and Transition Team of President Enrique Peña Nieto; Founder and Manager of various private equity funds; and Chief Director for Latin America of the World Economic Forum. Other board memberships: Chairman of Instituto Mexicano del Petróleo; and Corporación Mexicana de Investigaciones en Materiales, S.A. de C.V.	2012

Mr. Mario Alberto Beauregard Álvarez	Chief Financial Officer / Corporate Director of Finance Born: 1964 Business experience: Financial Director of OHL de México, S.A.B. de C.V.; Director of Administration and Finance of Hipotecaria Su Casita, S.A. de C.V.; and Director of Planning, Analysis and Comptrolling Area of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo.	2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Mario Govea Soria	Deputy Director of Programming and Budgeting Born: 1971 Business experience: Deputy Director General of Corporate Management of Banco del Ahorro Nacional y Servicios Financieros, S.N.C., Institución de Banca de Desarrollo; Treasury Director of Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; and Deputy Director of Treasury Strategies of Nacional Financiera, S.N.C., Institución de Banca de Desarrollo.	2013

Mr. Rodolfo Campos Villegas	Deputy Director of Treasury Born: 1973 Business experience: Deputy Director of Risks and Financial Strategy of Fiduciary Funds of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo; Director of Internal Credit of the SHCP; and Director of Finance of Canadian Resorts.	2013

Mr. Víctor M. Cámara Peón	Deputy Director of Accounting and Tax Born: 1943 Business experience: Advisor of the Chief Financial Officer of Petróleos Mexicanos; Director of Control and Operational Risk of Banco Nacional de México, S.A.; and Director General of Human Resources of Banco Nacional de México, S.A. Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003

Ms. Alma Rosa Moreno Razo	Deputy Director of Economic Planning Born: 1952 Business experience: Advisor of the Director General of Petróleos Mexicanos; Partner of ITG Consultants; and Managing General Director of Grupo Financiero Banorte, S.A.B. de C.V.	2013

Mr. David Ruelas Rodríguez	Deputy Director of Risk Management Born: 1977 Business experience: Associate Managing Director of Corporate Financial Management of Petróleos Mexicanos; Coordinator of Governmental Programs and Strategic Consolidation of Petróleos Mexicanos; and Advisor to the Corporate Director of Management of Petróleos Mexicanos.	2011

Mr. Víctor Díaz Solís	Corporate Director of Management Born: 1960 Business experience: Head of Specialized Services for Projects of Petróleos Mexicanos; Coordinator of Technical Advisory of Petróleos Mexicanos; and Assistant Director General of Liaison and Control of the SHCP.	2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Marco Antonio Murillo Soberanis	Deputy Director of Human Resources and Labor Relations Born: 1959 Business experience: Acting Corporate Director of Management of Petróleos Mexicanos; Deputy Director of Human Resources of Petróleos Mexicanos; and Corporate Associate Managing Director of Human Resources of Petróleos Mexicanos.	2005

Mr. Antonio Eduardo Carrillo Liceaga	Deputy Director of Corporate Services Born: 1965 Business experience: Executive Coordinator of Corporate Direction of Management of Petróleos Mexicanos; Advisor of the Corporate Direction of Operations of Petróleos Mexicanos; and Associate Managing Director of Public Work Agreements Standardization of Petróleos Mexicanos.	2013

Mr. Marco Antonio Navarrete Prida	Deputy Director of Health Services Born: 1967 Business experience: National Coordinator of Surrogated Medical Services of Petróleos Mexicanos; Medical Coordinator (Guadalajara Area) of Petróleos Mexicanos; and Medical Supervisor of Petróleos Mexicanos.	2014

Mr. José Antonio Negroe Ortega	Deputy Director of Equity Administration Born: 1957 Business experience: Associate Managing Director of Equity Administration and Services of Pemex-Refining; Independent Professional and Legal Representative of the Museo Tecnológico de la Comisión Federal de Electricidad, A.C.; and General Comptroller of Consorcio Aviaxsa, S.A. de C.V. Other board memberships: Mexicana de Lubricantes, S.A. de C.V.	2015

Mr. José Luis López Zamudio	Coordinator of Governmental Programs and Strategic Consolidation Born: 1963 Business experience: Executive Coordinator of the Corporate Office of Management and Services of Petróleos Mexicanos; Associate Managing Director of Budget of Pemex-Refining; and Associate Managing Director of Financial Assessment of Pemex-Gas and Basic Petrochemicals.	2013

Mr. Eduardo León Trauwitz	Deputy Director of Strategic Safeguarding Born: 1966 Business experience: Associate Managing Director of Physical Security of Petróleos Mexicanos; Coordinator of Security of President Enrique Peña Nieto; and Coordinator of Assistantships of the Governor of the Estado de México.	2014

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Carlos Rafael Murrieta Cummings	Corporate Director of Operations Born: 1965 Business experience: Partner Director of McKinsey & Company; Partner of McKinsey & Company; and Consultant of McKinsey & Company.	2009

Mr. Julián Castellanos Fernández	Acting Deputy Director of Project Development Born: 1945 Business experience: Associate Managing Director of Specialized Engineering, Quality and Risks of Petróleos Mexicanos; Associate Managing Director of Project Management and Control of Petróleos Mexicanos; and Acting Deputy Director of Project Operations of Petróleos Mexicanos.	2015

Ms. Guadalupe Merino Bañuelos	Acting Deputy Director of Strategy and Operative Planning Born: 1971 Business experience: Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Deputy Director of Programming and Budgeting of Petróleos Mexicanos; and Deputy Director of Corporate Services of Petróleos Mexicanos.	2014

Mr. Sergio Escoto Cortés	Acting Deputy Director of Operation and Strategy Execution Born: 1967 Business experience: Associate Managing Director of Evaluation and Monitoring of Petróleos Mexicanos; Associate Managing Director of Operations and Programming Analysis of Petróleos Mexicanos; and Deputy Manager of Reference Standards of Petróleos Mexicanos. Other board memberships: Frío Espacio Control, S.A.P.I. de C.V. (Alternate).	2014

Mr. Luis Fernando Betancourt Sánchez	Deputy Director of Operative Discipline, Safety, Health and Environmental Protection Born: 1967 Business experience: Associate Managing Director of Operative Discipline and Execution of SSPA System of Petróleos Mexicanos; Associate Managing Director of Environmental Protection of Pemex-Refining; and Associate Managing Director of Implementation of SSPA System of Petróleos Mexicanos.	2010

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Franklin Ulín Jiménez	Acting Deputy Director of Maintenance Coordination Born: 1957 Business experience: Associate Managing Director of Evaluation and Monitoring of Petróleos Mexicanos; Associate Managing Director of Coordination and Operative Monitoring of Petróleos Mexicanos; and Deputy Director of Operations and Strategy Execution of Petróleos Mexicanos.	2014

Mr. José Ignacio Aguilar Álvarez Greaves	Deputy Director of Hydrocarbons and Derivatives Logistics Born: 1970 Business experience: Executive Coordinator of Petróleos Mexicanos; Associate Managing Director of Capital Investment Analysis of Petróleos Mexicanos; and Deputy Manager of Strategic Planning of Petróleos Mexicanos.	2012

Mr. José Luis Luna Cárdenas	Chief Information Officer/Corporate Director of Information Technology and Business Processes Born: 1958 Business experience: Vice President of Business Process Transformation and Operations of Axtel, S.A.B. de C.V.; Senior Vice President of Innovation of Cemex, S.A.B. de C.V.; and Chief Information Officer of Cemex, S.A.B. de C.V.	2013

Mr. Hugo Carlos Berlanga Flores	Deputy Director of Technological Infrastructure Born: 1960 Business experience: Director General of Information Technologies and Communications of the State of Tamaulipas; Executive Director of Enter S.A. de C.V.; and Operations Director of Enter Group.	2013

Mr. César Andrés Conchello Brito	Deputy Director of Planning and Business Intelligence Born: 1969 Business experience: Advisor of the Director General of Petróleos Mexicanos; Deputy Manager of Business Development and Alliances of Pemex-Refining and Chief of the Economic Evaluation Area of Pemex-Refining.	2013

Mr. Omar Palomino Molina	Deputy Director of Solutions Integration and Business Processes Born: 1968 Business experience: Energy Industry Director of Everis; Associate Managing Director of Procurement Process Improvement of Petróleos Mexicanos; and Associate Managing Director (Northern Area) of SAP Mexico & Central America.	2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Marco Antonio de la Peña Sánchez	Legal Director Born: 1963 Business experience: Legal Director of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo; Legal and Fiduciary Director of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo; and Deputy Legal Director General of Lotería Nacional para la Asistencia Pública.	2011

Mr. Fermín Fernández Guerra Espinal	Deputy Legal Director of Processes and Project Control Born: 1976 Business experience: Deputy Legal Director of the Office of the General Counsel and Executive Coordinator of the Office of the General Counsel of Petróleos Mexicanos	2012

Mr. Francisco Arturo García Agraz Sánchez	Deputy Legal Director of Litigious Affairs Born: 1961 Business experience: Head of the Internal Legal Control Body of Pemex-Gas and Basic Petrochemicals; Comptroller Director of Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander; and Legal Deputy Director of Litigious Affairs of Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander.	2012

Ms. Silvia María Cristina Oropeza Querejeta	Deputy Director of Legal Consultancy Born: 1953 Business experience: Legal Associate Managing Director of Amendments and Agreements of Petróleos Mexicanos; Deputy Manager of Acquisitions, Leases and Services Agreements of Petróleos Mexicanos; and Chief of the Amendments, Agreements and Joint Groups Consulting Unit of Petróleos Mexicanos.	2012

Mr. Arturo Francisco Henríquez Autrey	Chief Procurement Officer / Corporate Director of Procurement and Supply Born: 1970 Business experience: President and Chief Executive Officer of PEMEX Procurement International, Inc.; Operative Partner, Founder and Consultant of PLA Ventures, LLC; and Chief Financial Officer and Secretary of the Board of Directors of Maxim Oil and Gas, Inc. Other board memberships: Automotriz Trébol Ermita, S.A. de C.V. (Alternate) and Automotriz Trébol Texcoco, S.A. de C.V. (Alternate).	2014

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. David Rodríguez Martínez	Deputy Director of Strategic Management and Business Model Support Born: 1953 Business experience: Acting Deputy Director of Supplies of Petróleos Mexicanos; Associate Managing Director of Supplies Procedure Improvement of Petróleos Mexicanos; and Vice President of Customer Service of Integrated Trade Systems, Inc.	2014

Mr. Raúl Mendoza Jiménez	Deputy Director of Development and Contractors Liaisons Born: 1973 Business experience: Vicepresent of Alliances with Suppliers of PEMEX Procurement International, Inc.; Associate Managing Director of International Trade of Manufactures Supply International; and Associate Managing Director of Implementation and Strategic Planning of Royal Dutch Shell Mexico & Houston.	2014

Mr. Gustavo Escobar Carré	Deputy Director of Procurement and Supply Born: 1970 Business experience: Deputy Director of Operations of PEMEX Procurement International, Inc.; Managing General Director of Business Development of PEMEX Procurement International, Inc.; and Managing General Director of Operations Support for Exploration and Production of Integrated Trade Systems, Inc.	2014

Mr. Tomás Ibarra Guerra	Head of the Institutional Internal Control Unit Born: 1970 Business experience: Head of the Regional Auditing Unit (Northern Zone) of Pemex-Refining; Deputy Director of Surveillance and Procedures of Banco Nacional de Obras y Servicios Públicos S.N.C., Institución de Banca de Desarrollo; and Head of the Internal Control Body of the Lotería Nacional para la Asistencia Pública.	2013

Mr. Daniel Ramírez Ruiz	Head of Internal Auditing Area Born: 1945 Business experience: Head of the Internal Control Body of Petróleos Mexicanos; Head of the Internal Control Body of Pemex-Exploration and Production; and Administrative Officer of the Sistema Nacional para el Desarrollo Integral de la Familia.	2014

Mr. Luis Martín Rosas Navarrete	Head of Liabilities Area Born: 1976 Business experience: Head of the Internal Control Body of Pemex-Exploration and Production; Head of Liabilities Area of Pemex-Exploration and Production; and Director of Research of the Tax Management Service.	2014

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. César Larriva Ruiz	Head of Complaints and Investigations Born: 1961 Business experience: Deputy Delegate and Public Commissioner of National Security of the SFP; Head of Complaints and Liabilities of the CONDUSEF; and litigation lawyer.	2014

Mr. Miguel Angel Hernández Castañeda	Head of Audit for Development and Improvement of Public Management Born: 1967 Business experience: Head of Audit for Development and Improvement of Public Management of Pemex-Exploration and Production; Head of the Auditing Unit (Central Zone) of Pemex-Gas and Basic Petrochemicals; and Director of Special Audits of the SFP.	2013

Mr. Carlos Nicolás Juárez Ávila	Deputy Director of Internal Audit for Internal Audit Born: 1948 Business experience: Head of Internal Control Body of Pemex-Exploration and Production; Coordinator of Portfolio Audits of the Internal Control Body of the Real Estate Management and Sales Administration; and Director of Delegations Audit of the Internal Control Body of the Attorney General.	2013

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez

Board Member of Pemex-Exploration and Production and Undersecretary of Planning and Energy Transition of the Ministry of Energy

Born: 1974

Business experience: Director General of Energy Information and Studies of the Ministry of Energy; Director of International Negotiations of the Ministry of Energy; and Consultant for the World Bank.

Other board memberships: Comité Intersecretarial para el Desarrollo de los Bioenergéticos; Sistema Nacional de Información Estadística y Geográfica; Fideicomiso Fondo Sectorial CONACYT-Secretaría de Energía-Sustentabilidad Energética; Comité Técnico del Fondo para la Transición Energética y el Aprovechamiento Sustentable de la Energía; Instituto Nacional de Ecología y Cambio Climático; Instituto de Investigaciones Eléctricas; Consejos de Cuenca de la Comisión Nacional del Agua; Federal Electricity Commission; Centro Nacional de Control de Energía; Instituto Mexicano del Petróleo; Grupo de Evaluación, Autorización, Promoción y Seguimiento de los Desarrollos Certificados de la Sociedad Hipotecaria Federal; Consejo Consultivo para las Energías Renovables; and Consejo Consultivo para el Aprovechamiento Sustentable de la Energía.

		2013

Mr. Miguel Messmacher Linartas

Board Member of Pemex-Exploration and Production and Undersecretary of Income of the SHCP

Born: 1972

Business experience: Head of the Economic Planning Unit of Public Finance of the SHCP; Economist of the IMF; and Economic Researcher of Banco de México.

Other board memberships: Federal Electricity Commission (Alternate); Lotería Nacional para la Asistencia Pública (Alternate); Pronósticos para la Asistencia Pública (Alternate); Servicio de Administración y Enajenación de Bienes (Alternate); Servicio de Administración Tributaria (Alternate); Comisión de Fomento de las Actividades de las Organizaciones de la Sociedad Civil; Comisión Intersecretarial para la Coordinación Operativa en los Puntos de Internación en Territorio Nacional (Alternate); Comisión Intersecretarial para el Desarrollo de los Bioenergéticos (Alternate); Comisión Intersecretarial de la Industria Automotriz; Comisión de Cambios; CENAGAS; Centro Nacional de Control de Energía; Mexican Petroleum Fund for Stabilization and Development (Alternate); Instituto Nacional para el Federalismo y el Desarrollo Municipal; Comisión de Comercio Exterior; Comisión Tripartita encargada de la Evaluación y Seguimiento de las Disposiciones establecidas en la Ley de Ayuda Alimentaria para los Trabajadores; Comisión Tripartita a que se refiere el artículo 15 de la Ley de Ayuda Alimentaria para los Trabajadores; Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Teatral Nacional; Comité Nacional de Productividad (Alternate); Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Cinematográfica Nacional; and Consejo Nacional de Armonización Contable (Alternate).

		2013

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2013

Ms. María de Lourdes Melgar Palacios	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2014

Mr. Héctor Moreira Rodríguez	Professional Member of the Board of Directors of Pemex-Exploration and Production Born: 1946 Business experience: Professional Member of the Board of Directors of Petróleos Mexicanos; Vice Chancellor of Academic Development and Research of the Instituto Tecnológico y de Estudios Superiores de Monterrey;and Undersecretary of Hydrocarbons of the Ministry of Energy.	2014

Mr. Jorge José Borja Navarrete	Professional Member of the Board of Directors of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2013

Mr. Gustavo Hernández García	Director General Born: 1958 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; and Associate Managing Director of Planning and Evaluation (Northeastern Marine region) of Pemex-Exploration and Production.	2014

Mr. Rodrigo Hernández Gómez	Acting Deputy Director of Project Services Born: 1961 Business experience: Associate Managing Director of Services and Projects (Marine Regions) of Pemex-Exploration and Production; Associate Managing Director of Maintenance and Logistics (Northern Region) of Pemex-Exploration and Production; and Coordinator of Infrastructure Development of the Holok Temoa Deep Waters Business Unit of Pemex-Exploration and Production.	2015

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Luis Ramos Martínez	Deputy Director of Planning and Evaluation Born: 1957 Business experience: Associate Managing Director of Strategy and Portfolio Evaluation of Pemex-Exploration and Production; Associate Managing Director of Hydrocarbons Reserves of Pemex-Exploration and Production; and Acting Deputy Director of Human Resources, Competition and Innovation of Pemex-Exploration and Production.	2014

Mr. Miguel Ángel Lozada Aguilar	Acting Deputy Director of Fields Development Born: 1961 Business experience: Manager of the Cantarell Business Unit of Pemex-Exploration and Production; Design Coordinator of the Integral Cantarell Business Unit of Pemex-Exploration and Production; and Strategic Group Leader of the Cantarell Business Unit of Pemex-Exploration and Production.	2014

Mr. Ricardo Villegas Vázquez	Acting Deputy Director of Production, Southwestern Marine region Born: 1963 Business experience: Associate Managing Director of the Tsimin-Xux Development Project of Pemex-Exploration and Production; Manager of the Integral Litoral de Tabasco Business Unit of Pemex-Exploration and Production; and Manager of the Integral Aceite Terciario del Golfo Business Unit of Pemex-Exploration and Production.	2014

Mr. Primo Luis Velasco Paz	Deputy Director of Distribution and Trading Born: 1959 Business experience: Regional Associate Managing Director of Pemex-Exploration and Production; Deputy Manager of Transportation and Distribution of Oil of Pemex-Exploration and Production; and Deputy Manager of Engineering Design of Pemex-Exploration and Production.	2011

Mr. Eduardo Zavala Nácer	Deputy Director of Industrial Safety and Environmental Protection Audit Born: 1964 Business experience: Associate Managing Director of Industrial Safety and Environmental Protection Auditing of Pemex-Exploration and Production; Associate Managing Director of Industrial Safety and Environmental Protection Processes of Pemex-Exploration and Production; and Deputy Manager of Auditing of Pemex-Exploration and Production.	2014

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. José Luis Fong Aguilar	Deputy Director of Production, Southern region Born: 1960 Business experience: Deputy Director of Production (Southwestern Marine region) of Pemex-Exploration and Production; Manager of the Integral Ku-Maloob-Zaap Business Unit (Northeastern Marine region) of Pemex-Exploration and Production; and Manager of the Integral Abkatún-Pol-Chuc Business Unit (Southwestern Marine region) of Pemex-Exploration and Production.	2012

Mr. José Guadalupe De la Garza Saldívar	Deputy Director of Maintenance and Logistics Born: 1958 Business experience: Associate Managing Director of Services for Projects (Southern region) of Pemex-Exploration and Production; Associate Managing Director of Engineering of Pemex-Exploration and Production; and Associate Managing Director of Engineering and Construction of Pemex-Exploration and Production.	2013

Mr. Luis Sergio Guaso Montoya	Acting Deputy Director of Management and Finance Born: 1963 Business experience: Deputy Director of Business Development of Pemex-Exploration and Production; Deputy Director of New Models of Execution of Pemex-Exploration and Production; and Executive Director of Multiple Services Contracts of Pemex-Exploration and Production.	2015

Mr. Miguel Ángel Maciel Torres	Acting Deputy Director of Business Development Born: 1960 Business experience: Deputy Director of Fields Development of Pemex-Exploration and Production; Associate Managing Director of Fields Development of Lakach Project of Pemex-Exploration and Production; and Manager of Integral Burgos Business Unit of Pemex-Exploration and Production.	2015

Dr. Pedro Silva López	Deputy Director of Technical Resources Administration Born: 1953 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; Deputy Director of Operations Coordination of Petróleos Mexicanos; and Executive Director of the Strategic Gas Program of Pemex-Exploration and Production.	2009

Mr. Félix Alvarado Arellano	Deputy Director of Production, Northeastern Marine Region Born: 1963 Business experience: Manager of the Integral Ku-Maloob-Zaap Business Unit of Pemex-Exploration and Production; Manager of the Integral Abkatún Pol Chuc Business Unit of Pemex-Exploration and Production; and Manager of the Integral Cinco Presidentes Business Unit of Pemex-Exploration and Production.	2013

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Plácido Gerardo Reyes Reza	Deputy Director of Production, Northern Region Born: 1964 Business experience: Manager of the Integral Aceite Terciario del Golfo Business Unit of Pemex-Exploration and Production; Manager of the Integral Burgos Business Unit of Pemex-Exploration and Production; and Deputy Manager of Engineering and Design of Pemex-Exploration and Production.	2014

Mr. José Antonio Escalera Alcocer	Deputy Director of Exploration Born: 1958 Business experience: Manager of the Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; Manager of the Integral Poza Rica-Altamira Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.	2007

Mr. José Refugio Serrano Lozano	Acting Deputy Director of Drilling Business Unit Born: 1956 Business experience: Deputy Director of Project Services of Pemex-Exploration and Production; Deputy Director of Production (Northeastern Marine region) of Pemex-Exploration and Production; and Deputy Director (Southern region) of Pemex-Exploration and Production.	2015

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2013

Ms. María de Lourdes Melgar Palacios	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2014

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2013

Mr. José Fortunato Álvarez Enríquez	Professional Member of the Board of Directors of Pemex-Refining Born: 1937 Business experience: Professional Member of the Board of Directors of Petróleos Mexicanos; Head of Governmental Audit Unit of the SFP; and Head of the Internal Control Body of Petróleos Mexicanos.	2010

Mr. Ricardo Samaniego Breach	Professional Member of the Board of Directors of Pemex-Refining Born: 1953 Business experience: Economics professor and researcher at the Instituto Tecnológico Autónomo de México; Chief of Staff of the Secretary of Energy; and Chief of the Energy Operations Unit of the Ministry of Energy.	2010

Mr. Miguel Tame Domínguez	Director General Born: 1946 Business experience: Director General of Pemex-Refining; Deputy Director of Production of Pemex-Refining; and Associate Managing Director of the “Miguel Hidalgo” Refinery of Pemex-Refining. Other board memberships: President of the Madero section of the Instituto Mexicano de Ingeniero Químicos and Fundación Politécnico, A.C.	2009

Mr. Marco Antonio Velasco Monroy	Deputy Director of Trading Born: 1964 Business experience: Advisor of the Director General of Petróleos Mexicanos; Undersecretary of Treasury of the Estado de México; and Director General of Treasury of the Estado of México. Other board memberships: Mexicana de Lubricantes, S.A. de C.V.	2014

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Francisco Fernández Lagos	Deputy Director of Distribution Born: 1955 Business experience: Deputy Director of Pipeline Transportation System Coordination of Petróleos Mexicanos; Associate Managing Director of Pipelines and Facilities Maintenance Management of Pemex-Exploration and Production; and Deputy Manager of Pipelines and Facilities Maintenance of Pemex-Exploration and Production.	2010

Mr. Leonardo Cornejo Serrano	Deputy Director of Projects Born: 1969 Business experience: Coordinator of Modernization and Capacity Expansion Projects of Pemex-Refining; Associate Managing Director of Modernization and Capacity Expansion Projects of Pemex Refining; and Deputy Director of Special Projects of Petróleos Mexicanos.	2014

Mr. Armando García Espinosa	Deputy Director of Management and Finance Born: 1967 Business experience: Associate Managing Director of Budgets of Pemex-Refining; Associate Managing Director of Financial Procedure Liaisons of Petróleos Mexicanos; and Associate Managing Director of Regulations, Evaluation, Control and Liaisons of Petróleos Mexicanos. Other board memberships: Mexicana de Lubricantes, S.A. de C.V.	2013

Mr. Jorge Itzal Martínez Herrera	Deputy Director of Planning, Coordination and Evaluation Born: 1966 Business experience: Deputy Director of Operation and Strategy Execution of Petróleos Mexicanos; Deputy Director of Strategy and Operative Planning of Petróleos Mexicanos; and Associate Managing Director of Strategic Planning of Petróleos Mexicanos.	2014

Mr. Antonio Álvarez Moreno	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1958 Business experience: Executive Coordinator of the Director General of Pemex-Refining; Deputy Director of Industrial Safety and Environmental Protection Auditing of Pemex-Refining; and Associate Managing Director of Industrial Safety and Occupational Health of Pemex-Refining.	2014

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Tomás Ávila González	Deputy Director of Production Born: 1960 Business experience: Associate Managing Director of the Cadereyta refinery of Pemex-Refining; Associate Managing Director of the Salamanca refinery of Pemex-Refining; and Associate Managing Director of the Minatitlán refinery of Pemex-Refining.	2014

Mr. Francisco Javier Fuentes Saldaña	Deputy Director of Storage and Allotment Born: 1964 Business experience: General Coordinator of the Operative Performance Improvement of the National Refining System of Pemex-Refining; Associate Managing Director of Business Development and Marketing of Pemex-Refining; and Associate Managing Director of Human Resources of Pemex-Refining.	2010

Mr. Luis Alberto Ramos Padilla	Head of Internal Control Body of Pemex-Refining Born: 1956 Business experience: Ministry of the Federal Audit; Visiting General Supervisor of the BMV; and Controller for Metropolitan Region of National Interior Commerce Bank.	2015

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed

Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2013

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2013

Ms. María de Lourdes Melgar Palacios	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2014

Ms. María de Lourdes Dieck Assad	Professional Member of the Board of Directors of Pemex-Gas and Basic Petrochemicals Born: 1954 Business experience: Professor and Dean of the Post-Graduate National Schools at the Instituto Tecnológico y de Estudios Superiores de Monterrey, Schools of Business and Public Policy; Director General of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Monterrey Santa Fe Campus; and Director of the Government, Social Sciences and Humanities Departments of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Monterrey Campus.	2010

Mr. Mario Gabriel Budebo	Professional Member of the Board of Directors of Pemex-Gas and Basic Petrochemicals Born: 1963 Business experience: Undersecretary of Hydrocarbons of the Ministry of Energy; President of the Comisión Nacional del Sistema de Ahorro para el Retiro; and Chief of Staff of the Secretary of Finance and Public Credit.	2012

Mr. Alejandro Martínez Sibaja	Director General of Pemex-Gas and Basic Petrochemicals Born: 1956 Business experience: Commercial Deputy Director of Natural Gas of Pemex-Gas and Basic Petrochemicals; Deputy Director of Operation and Strategy Execution of Petróleos Mexicanos; and Commercial Associate Managing Director of Transportation of Pemex-Gas and Basic Petrochemicals.	2011

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed

Mr. Roberto Jorge de la Huerta Moreno	Deputy Director of Natural Gas Born: 1972 Business experience: Associate Managing Director of Control and Analysis of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Business Development of Pemex-Gas and Basic Petrochemicals; and Coordinator of Natural Gas Regulation Area of Pemex-Gas and Basic Petrochemicals. Other board memberships: MGI Internacional, S.L.; MGI Gas Supply, S.L.; Chairman of MGI Trading, S.L.; MGI Enterprises, S.L.; MGC México, S.A. de C.V.; and MGI Asistencia Integral, S. de R.L. de C.V.	2012

Mr. Juan Marcelo Parizot Murillo	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1966 Business experience: Associate Managing Director of Operations of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Trading Coordination of Pemex-Refining; and Associate Managing Director of Service Station Sales of Pemex-Refining. Other board memberships: MGI Internacional, S.L.; Chairman of MGI Gas Supply, S.L.; MGI Trading, S.L.; MGI Enterprises, S.L.; MGI Asistencia Integral, S. de R.L. de C.V.; and MGC México, S.A. de C.V.	2012

Mr. Rodulfo Figueroa Alonso	Deputy Director of Planning Born: 1964 Business experience: Associate Managing Director of Planning of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Assessment and Information of Pemex-Gas and Basic Petrochemicals; and Deputy Manager of Information of Pemex-Gas and Basic Petrochemicals.	2013

Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Management and Finance Born: 1951 Business experience: Deputy Director of Finance and Management of Pemex-Refining; Director General of the Cámara de la Industria del Hierro y del Acero; and Deputy Director of Management of the Delegación Benito Juárez in Mexico City.	2011

Mr. José Manuel Alvarado Doria	Deputy Director of Production Born: 1957 Business experience: Associate Managing Director of Evaluation and Improvement of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Operative Control, Optimization and Security of Pemex-Gas and Basic Petrochemicals; Deputy Manager Director of Security and Work Health of Pemex-Gas and Basic Petrochemicals.	2014

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed

Mr. Luis Sánchez Graciano	Deputy Director of Pipelines Born: 1966 Business experience: Associate Managing Director of Measuring System of Pemex-Refining; Associate Managing Director of Pipeline Transportation of Pemex-Refining; and Acting Deputy Director of Distribution of Pemex-Refining. Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.	2014

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed

Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2013

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2013

Ms. María de Lourdes Melgar Palacios	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2014

Ms. María de Lourdes Dieck Assad	Professional Member of the Board of Directors of Pemex-Petrochemicals (refer to Pemex-Gas and Basic Petrochemicals)	2010

Mr. Fluvio César Ruíz Alarcón	Professional Member of the Board of Directors of Pemex-Petrochemicals Born: 1967 Business experience: Professional Member of the Board of Directors of Petróleos Mexicanos; Advisor on Energy Policy of the Chamber of Deputies (LIXth and LXth Legislatures); and Civil Protection Advisor to the Legislative Assembly of the Federal District.	2010

Mr. Manuel Sánchez Guzmán	Director General Born: 1949 Business experience: Deputy Director of Planning of Pemex-Petrochemicals; Associate Managing Director of Studies and Projects of Pemex-Petrochemicals; and Advisor to the Director General of Pemex-Petrochemicals. Other board memberships: Petroquímica Mexicana de Vinilo, S.A. de C.V.; and PMV Minera, S.A. de C.V.	2013

Mr. Jorge Collard de la Rocha	Deputy Director of Management and Finance Born: 1951 Business experience: Deputy Director of Management and Finance of Pemex-Exploration and Production; Acting Deputy Director of Supplies of Petróleos Mexicanos; and Chief Financial Officer of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo.	2011

Mr. Jaime Gabriel Toral y Garibay	Acting Deputy Director of Planning Born: 1948 Business experience: Associate Managing Director of Studies and Projects of Pemex-Petrochemicals; Deputy Manager of Primary Production Support of Pemex-Exploration and Production.	2014

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed

Mr. Carlos Xavier Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Head of the Fénix Project Executive Unit of Pemex-Petrochemicals; Deputy Director of Trading of Pemex-Refining; and Deputy Director of Trading of Pemex-Petrochemicals. Other board memberships: Asociación Petroquímica Latinoamericana; Industriales de la Bolsa Plástica; Asociación Nacional de la Industria del Plástico; Founders Club; and Centro de Investigación en Química Aplicada.	2007

Mr. Luis Rafael Montanaro Sánchez	Acting Deputy Director of Operations Born: 1969 Business experience: Deputy Director of Planning of Pemex-Petrochemicals; Associate Managing Director of Morelos PC of Pemex-Petrochemicals; and Associate Managing Director of Strategic Planning and Business Development of Pemex-Petrochemicals. Other board memberships: Petroquímica Mexicana de Vinilo, S.A. de C.V.; PMV Servicios Administrativos, S.A. de C.V.; and PMV Minera, S.A. de C.V.	2014

Compensation of Directors and Officers

For the year ended December 31, 2014, the aggregate compensation of executive officers of Petróleos Mexicanos and the existing subsidiary entities (78 persons) paid or accrued in that year for services in all capacities was approximately Ps. 173.9 million. Except in the case of the professional members, with respect to the previous Board of Directors of Petróleos Mexicanos and the boards of directors of the existing subsidiary entities, and the independent members, with respect to the new Board of Directors of Petróleos Mexicanos, the members of our boards of directors do not receive compensation for their services. The compensation paid or accrued during 2014 to the professional members of the previous Board of Directors of Petróleos Mexicanos and boards of directors of the existing subsidiary entities was approximately Ps. 12.6 million. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for information about the salary advances that we offer to our executive officers as an employee benefit.

Board Practices

Except in the case of the independent members, with respect to the Board of Directors of Petróleos Mexicanos, and the professional members, with respect to the existing subsidiary entities, neither the members of the boards of directors nor the executive officers of Petróleos Mexicanos or the existing subsidiary entities are appointed for a specific term. The length of the terms of the Secretary of Energy and the Secretary of Finance and Public Credit is, however, limited by the length of their respective positions in the Mexican Government. Except in the case of the independent members first appointed under the Petróleos Mexicanos Law, the five independent members of the Board of Directors of Petróleos Mexicanos will be appointed for five-year terms, and may be appointed for an additional term of the same length.

The Mexican Government representatives that serve as members of the boards of directors of Petróleos Mexicanos and each of the existing subsidiary entities may be removed at the discretion of the President of Mexico. The independent members of the Board of Directors of Petróleos Mexicanos may be removed for cause, including failure to carry out the duties and obligations set forth in the Petróleos Mexicanos Law, by the President of Mexico upon Senate approval.

On October 14, 2014, the Board of Directors of Petróleos Mexicanos appointed members to and convened the four committees established by the Petróleos Mexicanos Law to support its work. Unless otherwise specified in the Petróleos Mexicanos Law, the memberships of these committees must consist of at least three, but no more than five, members of the Board of Directors of Petróleos Mexicanos. Each of these committees must include two independent members of the Board of Directors of Petróleos Mexicanos, with the exception of the Audit Committee, which must include three independent members. Each of the Secretary of Energy, the Secretary of Finance and Public Credit and any ministry-level secretary serving as a member of the Board of Directors of Petróleos Mexicanos may designate one or more alternates to take his or her place at committee meetings, provided that these alternates are public officials whose positions are not more than two levels below such secretary’s position in the Mexican Government.

The committees may authorize a representative of the Director General to attend their meetings as a guest with the right to participate, but not vote, when deemed advisable for the performance of their duties.

Audit Committee

The Audit Committee of the Board of Directors of Petróleos Mexicanos is required to, among other duties, oversee our management, evaluate our financial and operational performance, monitor the status of our internal control systems, as well as nominate our external auditors, whose appointments are approved by the Board of Directors of Petróleos Mexicanos. See “Item 16C—Principal Accountant Fees and Services.”

Each of the three members of the Audit Committee is “independent” of Petróleos Mexicanos within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with the Petróleos Mexicanos Law, the Audit Committee consists of three independent members of the Board of Directors of Petróleos Mexicanos, each of whom will serve as the chair of the committee on a rotating, annual basis, as determined by the Board of Directors of Petróleos Mexicanos.

The Audit Committee consists of the following members:

•	Mr. Alberto Tiburcio Celorio, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Audit Committee;

•	Mr. Octavio Francisco Pastrana Pastrana, independent member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Jorge José Borja Navarrete, independent member of the Board of Directors of Petróleos Mexicanos.

A representative of the Director General, the Head of the Internal Auditing Area, the Legal Director or any other person may attend the Audit Committee’s meetings as a guest with the right to participate, but not vote, when deemed advisable and appropriate given the subject matter to be discussed.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is chaired by an independent member of the Board of Directors of Petróleos Mexicanos and includes the Secretary of Finance and Public Credit as a permanent member. The duties of the Human Resources and Compensation Committee include, among others, proposing the compensation of the Director General and other members of senior management of Petróleos Mexicanos within three levels of the Director General, as well as proposing hiring policies, performance management guidelines and the compensation of all other employees of Petróleos Mexicanos.

The Human Resources and Compensation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Carlos Elizondo Mayer-Serra, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Human Resources and Compensation Committee;

•	Mr. Octavio Francisco Pastrana Pastrana, independent member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Luis Videgaray Caso, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Ildefonso Guajardo Villarreal, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Juan José Guerra Abud, member of the Board of Directors of Petróleos Mexicanos.

Strategy and Investment Committee

The Strategy and Investment Committee is chaired by an independent member of the Board of Directors of Petróleos Mexicanos on a rotating annual basis and is required to, among other duties, analyze our business plan and assist the Board of Directors of Petróleos Mexicanos in the approval of guidelines, priorities and general policies related to investments made by Petróleos Mexicanos.

The Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Jorge José Borja Navarrete, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Strategy and Investment Committee;

•	Mr. Carlos Elizondo Mayer-Serra, independent member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Pedro Joaquín Coldwell, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Luis Videgaray Caso, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Ildefonso Guajardo Villarreal, member of the Board of Directors of Petróleos Mexicanos.

Acquisitions, Leasing, Public Works and Services Committee

The Acquisitions, Leasing, Public Works and Services Committee is chaired by an independent member of the Board of Directors of Petróleos Mexicanos on a rotating annual basis and, among other duties, reviews, evaluates, monitors and develops recommendations regarding the annual programs of Petróleos Mexicanos for acquisition, construction and services contracts, and determines whether an exception to the public bidding process is applicable in specific cases.

The Acquisitions, Leasing, Public Works and Services Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Jorge José Borja Navarrete, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Acquisitions, Leasing, Public Works and Services Committee;

•	Mr. Alberto Tiburcio Celorio, independent member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Pedro Joaquín Coldwell, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Luis Videgaray Caso, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Juan José Guerra Abud, member of the Board of Directors of Petróleos Mexicanos.

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2014, Petróleos Mexicanos and the existing subsidiary entities had 153,085 employees, as compared to 154,774 at December 31, 2013. During 2014, Petróleos Mexicanos and the existing subsidiary entities employed an average of 16,942 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the existing subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,					2014 % of Total
	2010	2011	2012	2013	2014

Pemex-Exploration and Production	49,802	51,713	51,998	53,404	52,403	34.2%
Pemex-Refining	45,306	46,909	46,236	47,980	47,576	31.0
Pemex-Petrochemicals	13,542	13,541	13,487	13,758	13,476	8.8
Pemex-Gas and Basic Petrochemicals	12,327	11,918	12,191	12,905	12,669	8.3
Petróleos Mexicanos	26,391	26,480	26,785	26,727	26,961	17.6

Subtotal	147,368	150,561	150,697	154,774	153,085	99.8

PMI Group	324	323	325	332	313	0.2

Total	147,692	150,884	151,022	155,106	153,398	100.0%

Source: Petróleos Mexicanos and the PMI Group.

As of December 31, 2014, the Petroleum Workers’ Union represented approximately 79.4% of the work force of Petróleos Mexicanos and the existing subsidiary entities. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. Our relationship with our employees is regulated by the Ley Federal de Trabajo (which we refer to as the Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union’s was officially established in 1938, we have not experienced labor strikes; we have experienced work stoppages for short periods of time, but none of these stoppages had a material adverse effect on our operations.

On July 29, 2014, Petróleos Mexicanos and the Petroleum Workers’ Union revised their collective bargaining agreement, and the revised agreement became effective on August 1, 2014. The revised agreement provides for a 3.99% increase in wages and a 1.91% increase in benefits. By its terms, the revised collective bargaining agreement is scheduled to expire on July 31, 2015.

In accordance with the collective bargaining agreement and the Federal Labor Law in effect as of December 31, 2014, Petróleos Mexicanos and the existing subsidiary entities are under an obligation to pay seniority premiums to retiring employees and pensions to retired employees, as well as death benefits and pensions to the survivors of retired employees. Retirees are entitled to receive increases in their pensions whenever salary increases are granted to current employees. We also provide health and medical benefits to employees, retired employees and their families and, subject to our overall budgetary constraints, we provide an interest-rate subsidy on employees’ mortgage loans. The terms of the collective bargaining agreement relating to retirement benefits may, however, be impacted by the renegotiations currently taking place between Petróleos Mexicanos and the Petroleum Workers’ Union. The Secondary Legislation provides that the Mexican Government may assume a portion of Petróleos Mexicanos’ unfunded reserve for retirement pensions and seniority premiums if Petróleos Mexicanos and the Petroleum Workers’ Union agree to certain modifications of the collective bargaining agreement. As of the date of this report, we continue to negotiate the necessary modifications. For more information regarding the potential impact of the Secondary Legislation on our pension liabilities, see “Item 4—History and Development—Energy Reform—Pension Liabilities.”

On November 5, 1997, the SHCP and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the plan assets for our retirement benefits totaled Ps. 33,210 million in 2013 and Ps. 38,041 million in 2014. As of December 31, 2013 and 2014, the balance of the Pemex Labor Fund was Ps. 4,318 million and Ps. 2,993 million, respectively.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Petróleos Mexicanos and the subsidiary entities have no shareholders because they are public entities of the Mexican Government. The Mexican Government controls us and incorporates the consolidated annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its budget, which must be approved by the Chamber of Deputies each year. Any adjustment proposed by the Board of Directors of Petróleos Mexicanos to change our annual financial balance goal or increase the limit on our wage and salary expenditures budget or our financing program must be approved by the Chamber of Deputies. See “Item 4—Information on the Company—General Regulatory Framework” for more information about the Mexican Government’s authority with respect to our budget. Our operations in the oil and gas sector are also regulated by the Mexican Government and its ministries.

Mexican Government officials hold five of the ten seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy is the Chairperson of the Board of Directors of Petróleos Mexicanos with the power to cast a tie-breaking vote. An additional five seats on the Board of Directors are held by independent members appointed by the President of Mexico and ratified by the Senate. The Director General of Petróleos Mexicanos is a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government.”

Related Party Transactions

Article 8, Section XI of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials), requires all public officials to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

The Board of Directors of Petróleos Mexicanos, including the independent members who are not public officials, are subject to the duties of loyalty and diligence. In accordance with the Petróleos Mexicanos Law, an independent member of the Board of Directors of Petróleos Mexicanos may be removed from his or her position for, among other causes: (1) utilizing for personal benefit or for the benefit of any third party the information made available to him or her in connection with the exercise of his or her duties as a board member; (2) disclosing such information in violation of applicable law; or (3) not recusing him or herself from discussion of and voting on matters in respect of which he or she has a conflict of interest. A member of the Board of Directors of Petróleos Mexicanos or of the board of directors of an existing subsidiary entity who acts in contravention of the Petróleos Mexicanos Law may be held liable for any damages that he or she caused to Petróleos Mexicanos or an existing subsidiary entity.

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities, respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2014 was Ps. 23.3 million. As of March 31, 2015, the aggregate amount of salary advances outstanding to our executive officers was Ps. 20.0 million.

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

For information on our negotiations with the Petroleum Workers’ Union and collective bargaining agreements, see “Item 6—Directors, Senior Management and Employees—Employees” and “Item 4—History and Development—Energy Reform—Pension Liabilities.”

Mexican Government Audits and Other Investigations

Certain rules have been enacted in order to promote a culture of ethics and prevent corruption in our daily operations. On November 11, 2014, the Board of Directors of Petróleos Mexicanos issued the Código de Ética para Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales (Code of Ethics for Petróleos Mexicanos, its productive subsidiary entities and affiliates, or the Code of Ethics), which applies to the members of the boards of directors of Petróleos Mexicanos and each of the subsidiary entities and all of our employees, including the Director General (chief executive officer) of Petróleos Mexicanos, the Chief Financial Officer of Petróleos Mexicanos, the chief accounting officer of Petróleos Mexicanos and all other employees performing similar functions. On February 12, 2015, in accordance with the Code of Ethics, our Ethics Committee was formed, which is responsible for monitoring the implementation and enforcement of the Code of Ethics. See “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Creation of Ethics Committee” for more information. This Code of Ethics repeals our code of ethics issued in 2004 and the Código de Conducta de los Miembros del Consejo de Administración de Petróleos Mexicanos (Code of Conduct of the Members of the Board of Directors of Petróleos Mexicanos) issued in 2011. See “Item 16B—Code of Ethics” for more information.

In addition, on February 9, 2015, we adopted the Código de Conducta de Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales (Code of Conduct of Petróleos Mexicanos, its productive subsidiary entities and affiliates, or the Code of Conduct) which repeals the code of conduct issued in 2013. This Code of Conduct delineates the code of conduct expected from all of our employees in the daily performance of their duties and is designed to promote transparency and prevent abuses.

In May 2005, the SFP announced that it had fined several former officers of Petróleos Mexicanos, alleging that these officers had illegally diverted Petróleos Mexicanos’ funds to members of the Petroleum Workers’ Union. In December 2009, the SFP announced that it had fined Mr. Montemayor, the former Director General of Petróleos Mexicanos, for Ps. 1,421.1 million, and banned him from holding public sector positions for 20 years. In April 2010, Mr. Montemayor filed an appeal against this penalty before the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Court of Fiscal and Administrative Justice). On January 24, 2013, a judgment was issued confirming Mr. Montemayor’s ban from holding public sector positions but declaring the economic penalty null and void due to the inadequacy of the process by which this penalty was calculated. As of the date of this report, a final resolution is still pending.

In July 2007, the SFP announced that it had fined, among others, Mr. Raúl Muñoz Leos, former Director General of Petróleos Mexicanos, for Ps. 862.2 million, and banned him from holding public sector positions for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04), dated August 1, 2004, between Petróleos Mexicanos and the Petroleum Workers’ Union. On August 25, 2005, Petróleos Mexicanos and the Petroleum Workers’ Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties were appealed by the former officer. On August 4, 2010, the Federal Court of Fiscal and Administrative Justice issued a resolution confirming Mr. Muñoz Leos’ liability for executing this side agreement, but declared the economic penalty null and void due to the fact that the side agreement had caused no economic damages. On September 6, 2012, the SFP issued a new resolution against Mr. Muñoz Leos confirming the decision to ban him from holding public sector positions for ten years. Mr. Muñoz Leos filed a motion against this resolution before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Federal Court of Fiscal and Administrative Justice, which was denied by the court on February 18, 2015, thereby confirming the resolution against Mr. Muñoz Leos.

In March and April 2010, the SFP filed seven criminal complaints against officers and employees of Pemex-Refining, in connection with a pipeline rupture in Nanchital, Veracruz. In August 2013, the Federal Attorney General’s Office notified the SFP that it was closing the investigation related to the criminal complaints against the officers and employees. The SFP filed a motion against this resolution, requesting the performance of additional procedures. As of the date of this report, this motion is still pending. In a concurrent proceeding, the SFP imposed administrative penalties against these officers and employees, as well as against contractors. As of the date of this report, 28 appeals have been filed by these public sector employees, 24 of which have concluded with the following results: 16 penalties were confirmed, six penalties were declared null and void and new resolutions were ordered with respect to two penalties. The contractors filed ten appeals against the administrative penalties, eight of which have concluded with the following results: six penalties were declared null and void and two penalties were confirmed. As of the date of this report, the final resolutions of the two other appeals against the administrative penalties are still pending.

In May 2010, the SFP filed two criminal complaints and initiated two administrative proceedings against María Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption pursuant to which PMI lost revenues of approximately U.S. $13 million. The alleged acts involved the unauthorized sale of ULSD for the economic benefit of foreign companies, including Blue Oil Trading Ltd. During November 2010, the first administrative proceedings concluded, resulting in Ms. Miyazaki Hara being fined Ps. 164.2 million and banned from holding public sector positions for 20 years. Ms. Miyazaki Hara filed a motion before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Federal Court of Fiscal and Administrative Justice seeking that this resolution be declared null and void. As of the date of this report, the Superior Court of the Federal Court of Fiscal and Administrative Justice is still reviewing Ms. Miyazaki Hara’s motion. In addition, on June 25, 2013, the second administrative proceeding concluded, and the SFP fined Ms. Miyazaki Hara for Ps. 59.3 million and banned her from holding public sector positions for 20 years. On September 23, 2013, Ms. Miyazaki Hara filed a motion against this resolution before the Octava Sala Regional Metropolitana (Eighth Regional Metropolitan Court) of the Federal Court of Fiscal and Administrative Justice seeking that this additional resolution also be declared null and void. As of the date of this report, several procedures are still pending the Superior Court’s resolution.

In December 2010, the SFP fined 15 public sector employees for irregularities in a bidding process related to the leasing of four vessels. These employees were barred from holding public sector positions for ten years and several monetary penalties were ordered. The public sector employees filed motions against these penalties. As of the date of this report, 13 of the motions were confirmed. As of the date of this report, two of the motions are still pending.

In July 2011, a criminal complaint was filed against Mario Blenda Ahumada, former Deputy Director of Trade and Refined Products of PMI, after a Ps. 11.0 million increase in his personal assets was detected. The Federal Attorney General´s Office concluded its investigation without filing a criminal complaint. The SFP filed a motion against this resolution. As of the date of this report, this motion is still pending.

On October 11, 2011, the SFP announced that it had fined three former officers of PMI an aggregate amount of Ps. 267.8 million and had dismissed and fined the Director General of PMI, Ms. María del Rocío Cárdenas Zubieta, for Ps. 238.9 million, for allegedly committing acts of corruption during the period from January 2008 to January 2009. The alleged acts involved the use of improper contracting practices in the purchase and/or sale of petroleum products, which allegedly benefited certain of PMI’s commercial counterparties and resulted in financial harm to PMI in the amount of U.S. $25.7 million. Ms. Cárdenas Zubieta and the implicated ex-officers of PMI were also barred from public sector employment for a period of ten years. These former officers appealed the penalties. On November 7, 2013, a judgment was issued confirming the resolution against Ms. Cárdenas Zubieta. Ms. Cárdenas Zubieta filed an amparo appealing this resolution, which was granted by the Primer Tribunal Colegiado en Materia Administrativa del Primer Circuito (First Joint Administrative Court of the First Circuit) on June 19, 2014. The First Joint Administrative Court ordered that a new judgment be issued by the Federal Court of Fiscal and Administrative Justice, which subsequently declared the SPF’s resolution against Ms. Cárdenas Zubieta null and void on July 10, 2014. On February 23, 2015, the SFP notified PMI of this resolution and ordered that appropriate measures be taken. On March 6, 2015, PMI informed the SFP that it had indemnified Ms. Cárdenas, thereby concluding this proceeding.

On February 10, 2014, the SFP announced in the Official Gazette of the Federation that it had fined Oceanografía, S.A. de C.V. (or Oceanografía), a Mexican oil-services firm, an aggregate amount of Ps. 24 million and banned it from bidding for and entering into government contracts, including contracts with us, for approximately one year and nine months following nine administrative proceedings initiated by the SFP, which were joined into one. The fine and related ban resulted from the failure of Oceanografía to issue performance guarantees in connection with certain contracts between Oceanografía and Pemex-Exploration and Production. In March 2014, Oceanografía filed an amparo (file No. 211/2014) before the Juzgado Décimo Cuarto de Distrito (Fourteenth District Court) in Coatzacoalcos, Veracruz against these penalties, which was granted on November 4, 2014. In December 2014 and March 2015, the SFP and the President of Mexico filed motions to review this resolution (file No. 153/2015) before the Tribunal Colegiado del Décimo Circuito (Tenth Circuit Joint Court) in Coatzacoalcos, Veracruz. As of the date of this report, a final resolution is still pending.

In a separate proceeding, Oceanografía filed a bankruptcy claim. On July 8, 2014, the Juez Tercero de Distrito en Materia Civil (Third District Civil Court) in the Federal District ordered that the penalties against Oceanografía be suspended in an order that was published in the Official Gazette of the Federation on July 30, 2014.

The SFP initiated administrative proceeding against several public sector employees in 2014. Four employees of Pemex-Exploration and Production were barred from public sector employment for six months to one year. The employees filed motions before the Federal Court of Fiscal and Administrative Justice requesting that the penalties be declared null and void. As of the date of this report, these motions are still pending resolution, except for one case in which a judgment declaring the penalty null and void was issued. The SFP is expected to file a motion to review this resolution.

On April 9, 2014, the SEC issued an order imposing sanctions against Hewlett-Packard Company (or HP) based on its findings that HP’s subsidiaries in Mexico, Russia and Poland made improper payments to certain public officials in order to obtain public contracts in violation of the U.S. Foreign Corrupt Practices Act. In the case related to Mexico, the sanctions related in part to allegations that Hewlett-Packard México, S. de R.L. de C.V., an HP subsidiary in Mexico, paid a Mexican information-technology and consulting company more than U.S. $1 million to win a software and licensing contract with Petróleos Mexicanos worth approximately U.S. $6 million. The SEC’s order alleged that a former officer of Petróleos Mexicanos received a portion of the HP subsidiary’s unlawful payment to the consulting company. The Internal Control Body of Petróleos Mexicanos concluded its internal investigation after finding no improper payment.

Actions Against the Illicit Market in Fuels

The illicit market in fuels in Mexico is based on the theft, adulteration and illegal transport and distribution of the hydrocarbons that we produce, and is primarily characterized by the following:

•	illegal tapping of our pipelines, which threatens the integrity of our pipeline system and increases the associated risks to personnel, facilities, the general population and the environment;

•	adulteration of our hydrocarbon products, which compromises product quality and adversely impacts consumers and our reputation; and

•	theft and illegal trade in fuels, which reduce our revenues by the amount that would have been generated from the sale of stolen products, and reduce our net income, because the production cost of stolen products is included in our cost of sales.

Given the sophistication and breadth of this network of criminal activity, preventative measures alone have proved insufficient to eliminate the threat of the illicit market in fuels. In response, we have implemented several initiatives with the aim of developing a sustainable operating model to safeguard the areas in which we operate, which comprise approximately 2.0 million square kilometers of onshore fields and 3.2 million square kilometers of Mexican territorial waters. These initiatives are intended to strengthen our ability to combat the illicit market in fuels, and include our U.S. $282.0 million investment between 2014 and 2016 in the supervisory control and data acquisition (SCADA) measurement system, which is designed to detect any drop in pipeline pressure in order to identify and prevent illegal pipeline taps. These measures form part of our comprehensive approach to reduce the risks described above, with the goal of optimizing our operations and protecting our personnel, facilities, the general population and the environment.

In particular, during 2014, we implemented the following strategic measures in order to decrease incidents of criminal activity at our facilities:

•	Increased pipeline surveillance by 10.0% as compared to 2013, in order to improve detection of illegal tapping in the national pipeline system.

•	Identified 3,187 vehicles involved in the illicit market in fuels, as compared to 1,567 vehicles in 2013, which represents a 103.4% increase, and increased the number of individuals brought before judicial authorities in connection with the illicit market in fuels to 1,381, as compared to 1,059 individuals brought before judicial authorities in 2013, which represents a 30.4% increase.

•	Inspected rights of way and facilities through a total of 64,379 patrols in 2014, at an average of 26,588 kilometers per day by vehicle and 593 kilometers per day by foot, as compared to 33,041 kilometers per day by vehicles and 584 kilometers per day by foot during 2013. These surveillance activities were carried out in coordination with the Secretaría de la Defensa Nacional (Ministry of National Defense), the Mexican Navy and other governmental authorities.

•	Strengthened our collaborations with governmental entities, including various state governments in Mexico, the Federal Attorney General’s Office, the federal police, the Procuraduría Federal del Consumidor (the Federal Consumer Commission), the Ministry of the Interior, the SHCP and the Servicio de Administración Tributaria (the Tax Management Service), among others, to share information and provide support to research teams focused on theft and illegal trade in fuels. We have also provided training for authorities responsible for the prevention, detection and prosecution of criminal activities in the illicit market in fuels in an effort to support intragovernmental coordination. During 2014, we filed 5,090 criminal complaints in connection with the illegal tapping of our pipelines, as compared to 3,551 criminal complaints during 2013, which represents a 43.3% increase. These complaints led to the arraignment of 637 individuals in 2014, as compared to 598 individuals arraigned in 2013.

•	As of the date of this report, we have integrated 155 isolation valve facilities into our SCADA measurement system as part of our project involving 47 pipelines. We aim to incorporate an additional 171 isolation valve facilities into the SCADA system by November 2016.

Together, these measures led to the recovery of 13.1 million liters of hydrocarbon product, as compared to 8.4 million liters in 2013, which represents a 56.0% increase.

These efforts also led to the identification and sealing of 4,404 illegal pipeline taps in 2014, as compared to the identification and sealing of 3,278 illegal pipeline taps during 2013, which represents a 34.4% increase. This increase resulted from both increased surveillance and an increase in the number of criminal attempts to divert our products. Our renewed focus on the detection of illegal pipeline taps in 2014 enabled us to gather more information and develop more effective strategies to combat fuel theft, which in turn improved our ability to deploy ground patrol for the immediate identification and sealing of pipeline taps and prevent additional extraction of our hydrocarbon products.

With the aim of strengthening the security of our fuel transportation infrastructure, we announced in February 2015 our plan to begin transporting only unfinished gasoline and diesel through our pipelines. By transporting fuels at a stage at which they are not yet suitable for use in automotive vehicles and industrial plants, we aim to minimize the incentive to illegally tap our pipelines. The final processing of these fuels is to take place at our storage facilities prior to their delivery for use in automotive vehicles and industrial activities.

On June 7, 2010, Pemex-Exploration and Production filed a civil claim (4:10-cv-01997) before the U.S. District Court for the Southern District of Texas against several companies and individuals seeking damages for the illegal acquisition, possession and sale of petroleum products stolen from Pemex-Exploration and Production facilities in the Burgos basin. This claim was subsequently amended to include additional defendants allegedly involved in the illegal purchase and resale of stolen petroleum products originating in Mexico. During the first half of 2014, the District Court issued a judgment against certain of the defendants and awarded Pemex-Exploration and Production U.S. $71.0 million in damages. The District Court held that the collection of damages was subject to a two-year statute of limitations with respect to certain of the defendants. On September 29, 2014, Pemex-Exploration and Production filed an appeal before the U.S. Court of Appeals for the Fifth Circuit challenging the application of this statute of limitations, which was denied on March 5, 2015. On March 19, 2015, Pemex-Exploration and Production filed a motion for reconsideration with the Court of Appeals. As of the date of this report, the Court of Appeals’ ruling on this motion is still pending.

The purpose of these legal proceedings is to inhibit the illicit market in our hydrocarbon products in Mexico and other countries. The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

Civil Actions

In the ordinary course of our business, we are a party to a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. At December 31, 2014, we had accrued a reserve of Ps. 19.8 billion for our contingent liabilities in connection with these lawsuits. Our material legal proceedings are described in Note 22 to our audited financial statements included in this report, and that description is incorporated by reference under this Item.

Dividends

Pursuant to the Petróleos Mexicanos Law, beginning on January 1, 2016, Petróleos Mexicanos and its new subsidiary entities will be subject to a new dividend policy that will require them to pay a state dividend to the Mexican Government on an annual basis. In connection with this dividend, Petróleos Mexicanos and its new subsidiary entities will be required to submit a report to the SHCP each year disclosing their financial results for the previous fiscal year, investment and financing plans for the following five years and an analysis of the profitability of these plans and projections. Together with a favorable opinion issued by the Technical Committee of the Mexican Petroleum Fund for Stabilization and Development, this report will be used by the SHCP to determine the amount of the state dividend to be paid by Petróleos Mexicanos and each of its new subsidiary entities. The Petróleos Mexicanos Law provides that the state dividend for 2016 will equal, at minimum, 30% of the revenues, after taxes, that we generate through activities subject to the Hydrocarbons Revenue Law during 2015. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX—Other Payments to the Mexican Government.”

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

Memorandum and Articles of Association

The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938, effective July 20, 1938. None of Petróleos Mexicanos or the existing subsidiary entities has bylaws or articles of association. In July 1992, the Mexican Congress created the existing subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four existing subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are public entities of the Mexican Government and each is a legal entity empowered to own property and carry on business in its own name.

The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Mexican Constitution, the Petróleos Mexicanos Law, Regulations to the Petróleos Mexicanos Law, the Hydrocarbons Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” Under the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos has the following committees: the Audit Committee, the Human Resources and Compensation Committee, the Strategy and Investment Committee and the Acquisitions, Leasing, Public Works and Services Committee. See “Item 6—Directors, Senior Management and Employees.”

Under the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law, our directors are obligated to abstain from voting on a proposal, arrangement or contract in which they have a personal, family or business interest. Our directors do not have the power to vote compensation to themselves or any other member of the board. Except in the case of the independent board members, with respect to the new Board of Directors of Petróleos Mexicanos, and the professional members, with respect to the boards of directors of the existing subsidiaries, our directors do not receive compensation for their services as members of the boards of directors of Petróleos Mexicanos and the existing subsidiary entities. Under the Petróleos Mexicanos Law, our directors must perform their duties without obtaining or attempting to obtain any benefits greater than those granted by law. Therefore, our directors do not have borrowing powers exercisable by themselves. There is no requirement for early retirement for our directors.

Material Contracts

As of December 31, 2013 and 2014, we have entered into contracts with various contractors for approximate amounts of Ps. 659,574 million and Ps. 670,870 million, respectively. These contracts are for the development of investment projects. See Note 21g. to our consolidated financial statements included herein.

On January 27, 2009, Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for the issuance by Petróleos Mexicanos from time to time of unsecured debt securities. On the same date, Petróleos Mexicanos entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Credit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which Petróleos Mexicanos established a U.S. $7.0 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, Petróleos Mexicanos’ obligations under all notes issued under this program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. In December 2010, Petróleos Mexicanos appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. In each of December 2010 and January 2010, Petróleos Mexicanos increased the size of this program to U.S. $12.0 billion and U.S. $22.0 billion, respectively. Petróleos Mexicanos issued U.S. $3.5 billion of notes and bonds under this program in 2011. In 2012, Petróleos Mexicanos issued U.S. $5.3 billion of notes and bonds under this program. In 2013, Petróleos Mexicanos increased the size of this program to U.S. $32.0 billion and issued U.S. $6.9 billion of notes and bonds under it. In 2014, Petróleos Mexicanos increased the size of this program to U.S. $42.0 billion and issued U.S. $7.9 billion of notes and bonds under it. During the first four months of 2015, Petróleos Mexicanos increased the size of this program to U.S. $52.0 billion and issued U.S. $8.4 billion of notes and bonds under it. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

Exchange Controls

Mexico has had a free market for foreign exchange since 1991, and the Mexican Government has allowed the peso to float freely against the U.S. dollar since December 1994. We have no control over or influence on this exchange rate policy. The Mexican Government has announced that it does not intend to change its floating exchange rate policy, but there is no guarantee that the Mexican Government will not change this policy. See “Item 3—Key Information—Exchange Rates.”

Taxation

The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities, the 2013 Securities and the 2014 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-7796), which was declared effective by the SEC on October 17, 1997, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $400,000,000 of 9.50% Global Guaranteed Bonds due 2027, which we refer to as the 1997 Securities. In December 2004 and February 2006, an aggregate amount of U.S. $376,250,000 of the 1997 Securities were exchanged for bonds issued by the Pemex Project Funding Master Trust (which we refer to as the Master Trust).

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

Pursuant to a registration statement on Form F-4 (File No. 333-103197), which was declared effective by the SEC on February 24, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $500,000,000 of 8.625% Bonds due 2022. Pursuant to a registration statement on Form F-4 (File No. 333-107905), which was declared effective by the SEC on August 21, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $510,154,000 of 8.625% Bonds due 2022. We refer to the securities registered in 2003 under these registration statements as the 2003 Securities.

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

Pursuant to a registration statement on Form F-4 (File No. 333-126941), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $324,220,000 of 9 1⁄4% Bonds due 2018, U.S. $228,735,000 of 8.625% Bonds due 2023, U.S. $354,477,000 of 9.50% Bonds due 2027, U.S. $403,746,000 of POMESSM due 2027 and U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2035. Pursuant to a registration statement on Form F-4 (File No. 333-126948), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $25,780,000 of 9 1⁄4% Bonds due 2018, U.S. $21,265,000 of 8.625% Bonds due 2023, U.S. $45,523,000 of 9.50% Bonds due 2027 and U.S. $96,254,000 of POMESSM due 2027. All outstanding POMES registered under these registration statements were, on March 15, 2006, mandatorily exchanged for 9.50% Bonds due 2027. Pursuant to a registration statement on Form F-4 (File No. 333-136674), which was declared effective by the SEC on November 3, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $751,995,000 of 6.625% Guaranteed Bonds due 2035. We refer to the securities registered in 2006 under these registration statements as the 2006 Securities.

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

Pursuant to a registration statement on Form F-4/A (File No. 333-189852), which was declared effective by the SEC on July 25, 2013, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $1,000,000,000 of 3.500% Notes due 2018, up to U.S. $500,000,000 of Floating Rate Notes due 2018, up to U.S. $2,100,000,000 of 3.500% Notes due 2023, up to U.S. $1,000,000,000 of 4.875% Notes due 2024, up to U.S. $500,000,000 of 6.500% Bonds due 2041 and up to U.S. $1,000,000,000 of 5.50% Bonds due 2044. We refer to the securities registered in 2013 as the 2013 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-198588), which was declared effective by the SEC on September 22, 2014, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $500,000,000 of 3.125% Notes due 2019, up to U.S. $500,000,000 of 4.875% Notes due 2024 and up to U.S. $3,000,000,000 of 6.375% Bonds due 2045. We refer to the securities registered in 2014 as the 2014 Securities, and together with the 1997 Securities, the 1998 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities and the 2013 Securities, as the Registered Securities.

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

Additional Amounts. Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

•	pay Additional Amounts (as defined in the indenture dated as of September 18, 1997, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the indenture dated as of August 7, 1998, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the indenture dated as of July 31, 2000, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2003 Securities and the 2004 Securities in respect of the Mexican withholding taxes described above;

•	pay Additional Amounts (as defined in the indenture dated as of December 30, 2004, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2006 Securities and the 2008 Securities in respect of the Mexican withholding taxes described above; and

•	pay Additional Amounts (as defined in the indenture dated as of January 27, 2009, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities, the 2013 Securities and the 2014 Securities in respect of the Mexican withholding taxes described above.

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

Risk Management and Financial Instruments

We face market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, we have approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of DFIs and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with our internal regulation.

One of our policies is to help minimize the impact that unfavorable changes in financial risk factors have on our financial results by promoting an adequate balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, and value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. P.M.I. Trading, Ltd. also has its own risk management subcommittee that supervises the trading of DFIs. See Note 13 to our consolidated financial statements incorporated in Item 18.

Market Risk

Interest Rate Risk

We are exposed to fluctuations in floating interest rate liabilities. We are exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2014, approximately 27.7% of our total net debt outstanding consisted of floating rate debt.

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

Our expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices, and the cost of hydrocarbon imports that we acquire for resale in Mexico or use in our facilities are indexed to international U.S. dollar-denominated prices. By contrast, our capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso relative to the U.S. dollar increases our financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. We manage this risk without the need for hedging instruments, because the impact on our revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on our obligations.

Cross-Currency Swaps

Most of our debt is denominated in U.S. dollars or pesos. Although we seek to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase our cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances we have, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, we swap this debt into pesos, depending on market conditions. As a result of this strategy, we hold a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Pound and Australian dollar, which are each swapped against the U.S. dollar and UDIs which are swapped against the peso.

During 2014, we entered into cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros, for an aggregate notional amount of U.S. $1,388.4 million. In 2013, we entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros and the inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of U.S. $2,028.7 million.

Most of our cross-currency swaps are plain vanilla except for one swap entered into in 2004 to hedge our exposure to euro, with a termination date in 2016. This swap is referred to as an “extinguishing swap” and was obtained in order to hedge long-term obligations. The main characteristic of extinguishing swaps is that these DFIs terminate upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation by either party. This swap has a notional amount of U.S. $1,146.4 million.

We recorded a total net foreign exchange loss of Ps. 76,999.2 million in 2014 (which includes an unrealized foreign exchange loss of Ps. 78,884.7 million), as compared to a total net foreign exchange loss of Ps. 3,951.5 million in 2013 (which includes an unrealized foreign exchange loss of 3,308.3 million) and to a total net foreign exchange gain of Ps. 44,845.7 million in 2012 (which includes an unrealized foreign exchange gain of Ps. 40,561.8 million). The depreciation of the peso caused a total net foreign exchange loss in 2014 because a significant portion of our debt (77.8% as of December 31, 2014) is denominated in foreign currency. Unrealized foreign exchange losses and gains do not impact our cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect our ability to meet U.S. dollar-denominated financial obligations and it improves our ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase our peso-denominated debt service costs on a U.S. dollar basis. Our foreign exchange loss in 2014 was due to the depreciation of the peso, from Ps. 13.0765 = U.S. $1.00 on December 31, 2013 to Ps. 14.7180 = U.S. $1.00 on December 31, 2014. Our foreign exchange loss in 2013 was due to the depreciation of the peso (from Ps. 13.0101 = U.S. $1.00 on December 31, 2012 to Ps. 13.0765 = U.S. $1.00 on December 31, 2013). Our foreign exchange gain in 2012 was due to the effect of a 7.0% appreciation of the peso, from Ps. 13.9904 = U.S. $1.00 on January 1, 2012 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company’s total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company’s functional currency.

As of December 31, 2013, PMI-HBV had outstanding euro-dollar exchange rate forwards which were executed in order to hedge its financing operations denominated in euros. These trades expired in 2014.

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

As of December 31, 2014, we were a party to two interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $1,250 million at a weighted average fixed interest rate of 2.41% and a weighted average term of 9.60 years. The market value of Petróleos Mexicanos’ cross-currency swaps and interest rate swaps was Ps. 285.3 million as of December 31, 2013 and Ps. (15,823.6) million as of December 31, 2014. See Note 13 to our consolidated financial statements incorporated in Item 18.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars for an outstanding aggregate notional amount of U.S. $115.1 million, at a weighted average fixed interest rate of 4.16% and a weighted average term of 7.4 years.

Hydrocarbon Price Risk

We periodically assess our revenues and expenditures structure in order to identify the main market risk factors that our cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, we monitor our exposure to the most significant risk factors and quantify their impact on our financial balance.

We continuously evaluate the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints. We did not hedge the price risk associated with any of our crude oil production for the period from 2007 to 2014.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

Pemex-Gas and Basic Petrochemicals’ domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where we sell imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps. During 2013 and 2014, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs of this type.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

Risks Relating to the Portfolio of Third-Party Shares

We held a synthetic long position on 67,969,767 shares of Repsol, with the objective of maintaining corporate and economic rights over these shares. This was accomplished by using a total return swap under which we paid variable amounts and received a total return on the Repsol shares. Under these DFIs, we were entitled to any capital gains associated with the Repsol shares and agreed to cover our counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate. On June 3, 2014, we made an early termination of our DFI, thereby ending our direct participation in Repsol.

Between July and September 2011, we acquired 57,204,240 shares of Repsol through our affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in each of 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. All of the corresponding DFIs expired in 2012, 2013 and 2014, so there were no DFIs relating to these shares as of December 31, 2014. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes. As of December 31, 2014, PMI HBV owned 19,557,003 Repsol shares. These shares have no related DFI.

Credit Risk

When the fair value of a DFI is favorable to us, we face the risk that the counterparty will not be able to meet its obligations. To reduce this risk, we monitor our counterparties’ creditworthiness and calculate the credit risk exposure for our DFIs. In addition, we only enter into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, we seek to maintain a diversified portfolio of counterparties.

Moreover, we have entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market value exceeds the relevant threshold specified in the swap), thereby limiting our exposure with our counterparties to a specific threshold amount. The specified thresholds were reached in four cross-currency swaps during 2013 and three cross-currency swaps during 2014. These swaps were used to hedge the exchange rate exposure to the euro and the Pound. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. In addition, during 2014 we entered into three cross-currency swaps in euros with these characteristics.

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

In addition, we have acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 3,500,000,000 and Ps. 20,000,000,000 with expiration dates in December 2015 and November 2019, respectively, and two others that each provides access to U.S. $1,250,000,000 with expiration dates in December 2016 and October 2017, respectively.

Finally, the investment strategies of our portfolios are structured by selecting horizons that consider each currency’s cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or “in-house bank,” which provides access to a syndicated credit line for up to U.S. $700,000,000 and cash surplus capacity in the custody of the centralized structure. In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions for up to U.S. $600,000,000.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company’s board of directors.

The following tables show our cash flow maturities as well as the fair value of our debt and DFI portfolios as of December 31, 2014. It should be noted that:

•	for debt obligations, these tables present principal cash flow and related weighted average interest rates for fixed rate debt;

•	for interest rate and cross-currency swaps, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates;

•	for natural gas DFIs, volumes are presented in millions of British thermal units (MMBtu), and average fixed and strike prices are presented in U.S. dollars per MMBtu;

•	weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date;

•	a DFI’s fair value includes CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform;

•	for PMI Trading, prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others;

•	fair value is calculated internally, by discounting cash flows with the corresponding zero coupon yield curve in the original currency;

•	for all instruments, the tables are based on the contract terms in order to determine the future cash flows that are categorized by expected maturity dates; and

•	this information is presented in thousands of pesos (except as noted).

Quantitative Disclosure of Debt Cash Flow’s Maturities as of December 31, 2014(1)

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2015	2016	2017	2018	2019	Thereafter
	(in thousands of nominal pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	16,728,447	9,754,046	8,932,318	66,056,363	43,283,777	399,972,649	544,727,601	597,587,661
Average Interest Rate (%)	—	—	—	—	—	—	5.4507%

Fixed rate (Japanese yen)	1,111,829	716,360	358,168	—	—	3,681,000	5,867,357	6,421,171
Average Interest Rate (%)	—	—	—	—	—	—	3.0135%

Fixed rate (pounds)	—	—	—	—	—	7,986,601	7,986,601	10,870,607
Average Interest Rate (%)	—	—	—	—	—	—	8.2500%

Fixed rate (pesos)	9,500,000	7,499,440	—	—	—	98,350,797	115,350,237	121,070,263
Average Interest Rate (%)	—	—	—	—	—	—	7.7995%

Fixed rate (UDIs)	—	—	—	—	16,409,158	24,523,446	40,932,604	38,334,284
Average Interest Rate (%)	—	—	—	—	—	—	3.6724%

Fixed rate (euros)	46	15,138,824	21,288,275	—	—	58,505,732	94,932,831	107,661,041
Average Interest Rate (%)	—	—	—	—	—	—	4.7485%

Fixed rate (Swiss francs)	—	—	—	—	4,435,390	—	4,435,390	4,761,383
Average Interest Rate (%)	—	—	—	—	—	—	2.5000%	—

Fixed rate (Australian dollars)	—	—	1,801,286	—	—	—	1,801,286	1,971,766
Average Interest Rate (%)	—	—	—	—	—	—	6.1250%	—

Total fixed rate debt	27,340,322	33,108,623	32,380,048	66,056,363	64,128,326	593,020,226	816,033,908	888,678,175

Variable rate (U.S. dollars)	67,764,296	45,481,570	18,479,304	16,551,669	7,677,480	14,169,627	170,123,946	169,384,354
Variable rate (Japanese yen)	—	—	—	—	—	7,852,800	7,852,800	8,201,784
Variable rate (euros)	—	—	—	—	—	—	—	—
Variable rate (pesos)	37,089,861	15,502,367	27,858,740	4,463,415	19,050,557	31,603,172	135,568,111	138,230,313

Total variable rate debt	104,854,156	60,983,937	46,338,044	21,015,084	26,728,037	53,625,599	313,544,857	315,816,451

Total debt	132,194,479	94,092,560	78,718,092	87,071,447	90,856,363	646,645,825	1,129,578,765	1,204,494,626

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2014 of: Ps. 14.7180 = U.S. $1.00; Ps. 0.1227 = 1.00 Japanese yen; Ps. 22.9483 = 1.00 Pound; Ps. 5.270368 = 1.00 UDI; Ps. 17.8103 = 1.00 euro; Ps. 14.8122 = 1.00 Swiss franc; and Ps. 12.0437 = 1.00 Australian dollar.

Source: PEMEX.

Quantitative Disclosure of Cash Flow’s Maturities from Derivative Financial Instruments Held or Issued for Purposes other than Trading as of December 31, 2014(1)(2)

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(3)
	2015	2016	2017	2018	2019	Thereafter
	(in thousands of nominal pesos, except as noted)
Hedging Instruments(2)(4)
Interest Rate DFIs
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	1,668,708	2,045,007	2,053,963	2,063,326	2,073,034	9,359,006	19,263,046	(257,303)
Average pay rate	1.28%	1.78%	2.51%	2.95%	3.11%	3.25%	n.a.	n.a.
Average receive rate	2.38%	2.39%	2.38%	2.38%	2.38%	2.39%	n.a.	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	—	—	—	—	—	—	—	—
Average pay rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Average receive rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Currency DFIs
Cross-Currency Swaps
Receive euros/Pay U.S. dollars	—	16,872,862	25,284,126	—	—	66,034,677	108,191,665	(11,254,375)
Receive Japanese yen/Pay U.S. dollars	1,211,734	758,874	379,428	—	—	16,157,337	18,507,373	(5,064,532)
Receive Pounds/Pay U.S. dollars	—	—	—	—	—	9,367,374	9,367,374	61,391
Receive UDI/Pay pesos	—	—	—	—	16,105,371	10,069,386	26,174,756	1,002,353
Receive Swiss francs/Pay U.S. dollars	—	—	—	—	4,835,719	—	4,835,719	(306,266)
Receive Australian dollars/Pay U.S. dollars	—	—	2,017,838	—	—	—	2,017,838	(82,070)
Exchange Rate Forward
Receive euros/Pay U.S. dollars	—	—	—	—	—	—	—	—

	(in thousands of shares)							(in nominal pesos)
Equity DFIs
Equity Options on Repsol shares	—	—	—	—	—	—	—	—

Non-Hedging Instruments
Equity DFIs
Equity Swaps on Repsol shares	—	—	—	—	—	—	—	—

Notes:	Numbers may not total due to rounding.
n.a. = not applicable.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2014 of Ps. 14.7180 = U.S. $1.00 and Ps. 17.8103 = 1.00 euro.
(2)	Our management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to us.
(4)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however, DFIs are not recorded as hedges for accounting purposes.

Source: PEMEX.

Quantitative Disclosure of Cash Flow’s Maturities from Derivative Financial Instruments (Natural Gas) Held or Issued for Purposes other than Trading as of December 31, 2014(1)(2)

	2015	2017	2017	2018	2019	Thereafter	Total Volume	Fair Value(2)
	(in MMBtu, except that average fixed and strike prices are in U.S. $ per MMBtu)							(in thousands of nominal pesos)
Derivatives entered into with Customers of Pemex-Gas and Basic Petrochemicals
Short
European Call Option	(2,018,500)	(401,950)	(134,000)	—	—	—	(2,554,450)	(1,823)
Average strike price	4.49	4.70	4.51	—	—	—	4.53
Variable to Fixed Swap(3)	(2,743,512)	(429,660)	—	—	—	—	(3,173,172)	40,450
Average fixed price	3.90	4.02	—	—	—	—	3.92
Long
European Call Option	—	—	—	—	—	—	—	—
Average strike price	—	—	—	—	—	—	—	n.a.

Derivatives entered into with Third Parties to Offset Transactions entered into with Customers
Short
European Call Option	—	—	—	—	—	—	—	—
Average strike price	—	—	—	—	—	—	—	n.a.
Long
European Call Option	2,018,500	401,950	134,000	—	—	—	2,554,450	1,843
Average strike price	4.49	4.70	4.51	—	—	—	4.53	n.a.
Variable to Fixed Swap(4)	2,743,512	429,660	—	—	—	—	3,173,172	(36,852)
Average fixed price	3.82	3.94	—	—	—	—	3.83	n.a.

Notes:	Numbers may not total due to rounding.
n.a. = not applicable.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2014 of Ps. 14.7180 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to us. These values include CVA.
(3)	Under short variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, we will pay a variable price and receive the fixed price specified in the contract.
(4)	Under long variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, we will pay the fixed price specified in the contract and receive a variable price.

Source: Pemex-Gas and Basic Petrochemicals.

Quantitative Disclosure of Cash Flows’ Maturities from Derivative Financial Instruments (Petroleum Products) Held or Issued for Purposes other than Trading as of December 31, 2014(1)

	2015	2016	2017	2018	2019	Thereafter	Total Volume	Fair Value(2)
		(in thousands of barrels)						(in thousands of nominal pesos)
Hedging Instruments
Exchange-traded futures(3) (5)	(1.7)	—	—	—	—	—	(1.7)	118,140
Exchange-traded swaps(4) (5)	(6.9)	—	—	—	—	—	(6.88)	1,831,963

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2014 of Ps. 14.7180 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to P.M.I. Trading, Ltd. These values include CVA.
(3)	Net position.
(4)	Swaps registered in CME Clearport are included in these figures.
(5)	The balance of these financial instruments is recognized as cash and cash equivalents. PMI Trading considered these financial assets to be fully liquid.

Source: P.M.I. Trading, Ltd.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

In June 2014, we completed a solicitation of consents from holders of each series of registered debt securities outstanding as of June 3, 2014. This consent solicitation was conducted in order to align the terms of the indentures governing these registered debt securities with certain changes resulting from the Energy Reform Decree and Secondary Legislation. Upon receiving the requisite number of consents from the holders of each series of registered debt securities, we amended an event of default provision relating to Petróleos Mexicanos’ former characterization as a decentralized public entity of the Mexican Government and our previously exclusive authority to participate on behalf of the Mexican Government in the oil and gas sector in Mexico. See “Item 4—Information on the Company—History and Development—Energy Reform” for more information regarding the changes resulting from the Energy Reform Decree and Secondary Legislation. The amendment and supplemental indentures executed on June 24, 2014 in respect of each series of registered debt securities are attached as Exhibits 2.16, 2.17, 2.18, 2.19, 2.20 and 2.21 to this report.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General (chief executive officer) and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2014 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Director General and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework and the Control Objectives for Information and Related Technology created by the IT Governance Institute, which were in effect as of December 31, 2014.

Management relied on Auditing Standards No. 2 and 5 of the PCAOB in order to create an appropriate framework to evaluate the effectiveness of the design and operation of our internal control over financial reporting.

Based on our assessment and those criteria, management concluded that we maintained effective internal control over financial reporting as of December 31, 2014.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Mr. Alberto Tiburcio Celorio, Chairperson of the Audit Committee of Petróleos Mexicanos, qualifies as an audit committee financial expert within the meaning of this Item 16A, and is independent, as defined in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

In accordance with the Petróleos Mexicanos Law, we adopted a new code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which took effect on November 11, 2014 and replaced the code of ethics that had been in place since 2004. Our Code of Ethics applies to the members of the Boards Directors of Petróleos Mexicanos and the subsidiary entities and all of our employees, including our Director General (chief executive officer), our Chief Financial Officer, our chief accounting officer and all other employees performing similar functions. The new Code of Ethics did not substantively alter any of its requirements as compared with the code of ethics that was in effect prior to the approval of the new Code of Ethics. Our Code of Ethics is available on our website at http://www.pemex.com. If we amend the provisions of our Code of Ethics that apply to our chief executive officer, our Chief Financial Officer, our chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

In its meeting held on October 8, 2013, and effective as of October 15, 2013, the former Audit and Performance Evaluation Committee appointed BDO Mexico as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal years 2013 and 2014, prepared in accordance with Normas de Información Financiera Gubernamental para el Sector Paraestatal (Mexican Standards for Governmental Financial Information for Public Sector Entities). The former Audit and Performance Evaluation Committee also appointed BDO Mexico as external auditor to audit the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for the fiscal years 2013 and 2014, prepared in accordance with IFRS, as well as to perform other services associated with the auditing of our financial statements. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

In its meeting held on October 31, 2014, the Board of Directors of Petróleos Mexicanos appointed BDO Mexico as external auditor of Petróleos Mexicanos and its subsidiary entities for the fiscal year 2014 based on the proposal of the Audit Committee.

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billable to us during the fiscal years 2014 and 2013 by BDO Mexico, our independent registered public accounting firm for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2013		2014
	(in thousands of nominal pesos)
Audit fees	Ps.	27,961	Ps.	30,547
Audit-related fees		—		12,149
Tax fees		—		—
All other fees		—		38

Total fees	Ps.	27,961	Ps.	42,734

Audit fees in the table above are the aggregate fees billable by BDO Mexico for services provided in connection with the audits of our annual financial statements in each year, statutory filings and statutory audits, as well as filings with financial regulators and services provided in accordance with the instructions of the former Audit and Performance Evaluation Committee.

Audit-related fees in the table above are the aggregate fees billable by BDO Mexico for services provided in 2014 in connection with regulatory filings, limited review of interim financial information, review of public filings of financial information and reviews of documents related to offerings of securities, as well as comfort and consent letters.

No tax fees were billed by BDO Mexico in 2013 or 2014 for tax opinions or tax compliance services.

Other fees in the table above are fees billable by BDO Mexico in 2014 related to an agreed-upon procedures report that was prepared in order to comply with a contract entered into by one of our subsidiary companies.

Audit Committee Approval Policies and Procedures

In accordance with the Petróleos Mexicanos Law, the Audit Committee nominates the external auditor for approval by the Board of Directors of Petróleos Mexicanos and issues an opinion regarding the external auditor’s report on our financial statements. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

On December 8, 2009, the former Audit and Performance Evaluation Committee issued criteria, which have been maintained by the new Audit Committee, for the performance of services by the external auditor. In accordance with these criteria, the external auditor may audit the financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for no more than four consecutive fiscal years as of the date these criteria were issued, except in special circumstances. An auditing firm that has performed such services may again be considered in the selection process for our external auditor after a period of at least two years since concluding such services.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-131, incorporated herein by reference.

Item 19.	Exhibits. Documents filed as exhibits to this Form 20-F:

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective October 7, 2014 (English translation).

1.2	Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) effective November 1, 2014 and as amended as of February 9, 2015 (English translation).

1.3	Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities), effective March 22, 2012 (English translation) (previously filed as Exhibit 1.3 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on April 30, 2012 and incorporated by reference herein).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-9310) on August 24, 1998 and incorporated by reference herein).

2.3	Indenture, dated as of July 31, 2000, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.4	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.4 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.5	Indenture, dated as of December 30, 2004, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.6	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 2.6 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.7	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.5 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 2.10 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 2.11 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Pemex Project Funding Master Trust (previously filed as Exhibit 3.2 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica, Pemex-Petroquímica, and the Pemex Project Funding Master Trust dated as of November 10, 1998 (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674-04) on October 27, 2006 and incorporated by reference herein).

2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.16	Amendment Agreement dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, amending the terms and conditions of the Petróleos Mexicanos 8.625% Bonds due 2023 issued pursuant to the Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company (as amended and restated) (previously filed as Exhibit 4.9 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.17	First supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of September 18, 1997 (previously filed as Exhibit 4.10 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.18	First supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of August 7, 1998 (previously filed as Exhibit 4.11 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.19	Second supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 4.12 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.20	Second supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 4.13 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.21	Fourth supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.14 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.22	Third supplemental indenture dated as of September 10, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000.

2.23	Fifth supplemental indenture dated as of October 15, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009.

The registrant agrees to furnish to the U.S. Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this report.

4.1	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

7.1	Computation of Ratio of Earnings to Fixed Charges.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 4.

10.1	Consent letter of Ryder Scott Company, L.P.

10.2	Report on Reserves Data by Ryder Scott Company, L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2014.

10.3	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.

10.4	Reports on Reserves Data by Netherland, Sewell International, S. de R.L. de C.V., Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2015.

10.5	Consent letter of DeGolyer and MacNaughton.

10.6	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2015.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350.

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

Date: April 30, 2015

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated statements of financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of PEMEX’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As discussed in Note 1 to these consolidated financial statements, on December 20, 2013, the “Energy Reform Decree” was published, which establishes, among other things, that the Mexican Government will carry out the exploration and extraction of hydrocarbons and will maintain ownership and control over productive state-owned companies that are formed. On August 11, 2014, the Leyes Secundarias (Secondary Legislation) to such Decree was published, which includes, among other dispositions, the Petróleos Mexicanos Law, which establishes that Petróleos Mexicanos will be transformed from a decentralized public entity to a productive state-owned company, with legal personality of its own. On November 18, 2014, the Board of Directors of Petróleos Mexicanos approved the proposal for PEMEX’s corporate reorganization, which sets forth the first stages of the transformation and creation of the productive state-owned subsidiaries described in Note 1, without any modification to the consolidated entity of Petróleos Mexicanos. As of the date of these consolidated financial statements, none of the new productive state-owned companies described in Note 1 has concluded the transformation and creation process.

As mentioned in paragraphs e) and f) of Note 10 to the consolidated financial statements, and as a result of the Energy Reform Decree, PEMEX will transfer the ownership of certain exploration and extraction rights, as well as transportation of natural gas assets, with a carrying value as of December 31, 2014 of 105.3 billion pesos. PEMEX will be compensated for these assets at fair value in accordance with the terms prescribed by the Secretaría de Energía (Ministry of Energy). At the date of these consolidated financial statements, no assets have been transferred, and, consequently, no adjustments have been made.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2014 and 2013, and the results of their operations and cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CASTILLO MIRANDA Y COMPAÑÍA, S. C.
/S/ BERNARDO SOTO PEÑAFIEL
C.P.C. Bernardo Soto Peñafiel Mexico City, Mexico April 29, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated statements of operations, changes in equity (deficit) and cash flows of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) for the year ended December 31, 2012. These consolidated financial statements are the responsibility of PEMEX’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Cárdenas Dosal, S.C.

/S/ PEDRO JAVIER MORALES RÍOS
Pedro Javier Morales Ríos
Mexico City, Mexico April 30, 2013

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

(Figures Stated in Thousands, Except as Noted)

	Note	December 31, 2014		December 31, 2014		December 31, 2013
		(Unaudited; U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	5	U.S. $	8,016,614	Ps.	117,988,528	Ps.	80,745,719
Accounts receivable and other	6		7,774,356		114,422,967		122,512,011
Inventories	7		3,393,033		49,938,656		56,914,500
Available-for-sale financial assets	8		367,888		5,414,574		17,728,571
Derivative financial instruments	13		106,166		1,562,556		6,741,640

Total current assets			19,658,057		289,327,281		284,642,441

Non-current assets
Permanent investments in associates	9		1,495,771		22,014,760		16,779,501
Wells, pipelines, properties, plant and equipment—net	10		121,169,598		1,783,374,138		1,721,578,741
Deferred taxes	17		281,466		4,142,618		2,493,162
Restricted cash	5		467,741		6,884,219		7,701,798
Other assets	11		1,537,252		22,625,264		14,194,710

Total non-current assets			124,951,828		1,839,040,999		1,762,747,912

Total assets		U.S. $	144,609,885	Ps.	2,128,368,280	Ps.	2,047,390,353

LIABILITIES
Current liabilities:
Current portion of long-term debt	12	U.S. $	9,910,736	Ps.	145,866,217	Ps.	90,676,943
Suppliers			7,893,620		116,178,295		106,745,193
Accounts and accrued expenses payable			831,295		12,235,005		14,194,719
Derivative financial instruments	13		1,186,285		17,459,740		6,284,482
Taxes and duties payable			2,882,191		42,420,090		41,289,495

Total current liabilities			22,704,127		334,159,347		259,190,832
Long-term liabilities
Long-term debt	12		67,766,292		997,384,286		750,563,471
Employee benefits	14		100,155,492		1,474,088,528		1,119,207,870
Provisions for sundry creditors	15		5,328,370		78,422,943		69,209,398
Other liabilities			524,398		7,718,088		7,405,724
Deferred taxes	17		293,242		4,315,942		27,059,698
Total long-term liabilities			174,067,794		2,561,929,787		1,973,446,161

Total liabilities			196,771,921		2,896,089,134		2,232,636,993

EQUITY (DEFICIT)	18
Controlling interest:
Certificates of Contribution “A”			9,145,593		134,604,835		114,604,835
Mexican Government contributions to Petróleos Mexicanos			2,971,232		43,730,591		115,313,691
Legal reserve			68,089		1,002,130		1,002,130
Accumulated other comprehensive result			(26,810,332)		(394,594,466)		(129,065,629)
Accumulated losses:
Deficit from prior years			(19,541,075)		(287,605,549)		(117,739,916)
Net loss for the year			(18,018,971)		(265,203,213)		(169,865,633)

Total controlling interest			(52,185,464)		(768,065,672)		(185,750,522)
Total non-controlling interest			23,428		344,818		503,882

Total equity (deficit)			(52,162,036)		(767,720,854)		(185,246,640)

Total liabilities and equity (deficit)		U.S. $	144,609,885	Ps.	2,128,368,280	Ps.	2,047,390,353

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures Stated in Thousands, Except as Noted)

	Note	2014		2014		2013		2012
		(Unaudited; U.S. dollars)
Net sales:
Domestic		U.S. $	64,206,956	Ps.	944,997,979	Ps.	910,187,634	Ps.	867,036,701
Export			42,824,522		630,291,313		687,677,634		772,699,053
Services income			777,183		11,438,582		10,339,357		7,176,286

			107,808,661		1,586,727,874		1,608,204,625		1,646,912,040
Cost of sales	3(g)		58,790,629		865,280,480		839,615,173		832,490,574

Gross income			49,018,032		721,447,394		768,589,452		814,421,466
Other revenues and expenses — net	19		2,551,461		37,552,397		90,135,685		209,018,963
General expenses:
Transportation, distribution and sale expenses			2,186,620		32,182,666		32,448,436		28,488,283
Administrative expenses			7,564,690		111,337,114		98,654,472		89,612,849

Operating income			41,818,183		615,480,011		727,622,229		905,339,297

Financing income			204,796		3,014,187		8,735,699		2,531,791
Financing cost			3,503,130		51,559,060		39,586,484		46,010,543
Derivative financial instruments (cost) income—net	13		(641,294)		(9,438,570)		1,310,973		(6,257,648)
Exchange (loss) gain — net	13		(5,231,632)		(76,999,161)		(3,951,492)		44,845,661

			(9,171,260)		(134,982,604)		(33,491,304)		(4,890,739)
Profit sharing in associates	9		2,335		34,368		706,710		4,797,607

Income before taxes, duties and other			32,649,258		480,531,775		694,837,635		905,246,165

Hydrocarbon extraction duties and others	17		51,699,422		760,912,095		857,356,289		898,397,659
Income tax	17(l),(m)		(1,008,108)		(14,837,331)		7,539,773		4,248,028

Total taxes, duties and other			50,691,314		746,074,764		864,896,062		902,645,687

Net (loss) income for the year		U.S. $	(18,042,056)		(265,542,989)		(170,058,427)		2,600,478

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets	8	U.S. $	(52,005)		(765,412)		4,453,495		(10,125,874)
Currency translation effect	16		773,180		11,379,657		2,440,643		(1,838,242)
Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses) gains — employee benefits			(18,749,991)		(275,962,370)		247,376,029		(364,878,859)

Total other comprehensive results			(18,028,816)		(265,348,125)		254,270,167		(376,842,975)

Comprehensive result for the year		U.S. $	(36,070,872)	Ps.	(530,891,114)	Ps.	84,211,740	Ps.	(374,242,497)

Net income (loss) for the year attributable to:
Controlling interest		U.S. $	(18,018,971)	Ps.	(265,203,213)	Ps.	(169,865,633)	Ps.	2,833,032
Non-controlling interest			(23,085)		(339,776)		(192,794)		(232,554)

Net (loss) income for the year		U.S. $	(18,042,056)	Ps.	(265,542,989)	Ps.	(170,058,427)	Ps.	2,600,478

Other comprehensive results attributable to:
Controlling interest		U.S. $	(18,041,095)	Ps.	(265,528,837)	Ps	254,271,944	Ps.	(376,775,350)
Non-controlling interest			12,279		180,712		(1,777)		(67,625)

Total other comprehensive results for the year		U.S. $	(18,028,816)	Ps.	(265,348,125)	Ps.	254,270,167	Ps.	(376,842,975)

Comprehensive income (loss) for the year:
Controlling interest		U.S. $	(36,060,066)	Ps.	(530,732,050)	Ps.	84,406,311	Ps.	(373,942,318)
Non-controlling interest			(10,806)		(159,064)		(194,571)		(300,179)

Total Comprehensive result for the year		U.S. $	(36,070,872)	Ps.	(530,891,114)	Ps.	84,211,740	Ps.	(374,242,497)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures Stated in Thousands, Except as Noted)

		Controlling Interest
								Accumulated other comprehensive income
														Accumulated income - losses
	Note	Certificates of contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Available- for-sale financial assets		Cumulative currency translation effect		Actuarial gains (losses) on employee benefits effect		For the year		From prior years		Total		Non-controlling interest		Total Equity
Balances as of December 31, 2012	18	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(6,253,714)	Ps.	2,685,060	Ps.	(379,768,919)	Ps.	2,833,032	Ps.	(120,572,948)	Ps.	(271,764,303)	Ps.	698,453	Ps.	(271,065,850)
Transfer to prior years’ accumulated losses approved by the Board of Directors			—		—		—		—		—		—		(2,833,032)		2,833,032		—		—		—
Increase in Certificates of Contribution “A”	18(a)		65,000,000		—		—		—		—		—		—		—		65,000,000		—		65,000,000
Decrease in Mexican Government Contributions to Petróleos Mexicanos	18(b)		—		(65,000,000)		—		—		—		—		—		—		(65,000,000)		—		(65,000,000)
Increase in Mexican Government contributions to Petróleos Mexicanos	18(b)		—		3,583,100		—		—		—		—		—		—		3,583,100		—		3,583,100
Decrease in Mexican Government Contributions to Petróleos Mexicanos –uncalled capital	18(b)		—		(2,000,000)		—		—		—		—		—		—		(2,000,000)		—		(2,000,000)
Increase in legal reserve	18(c)		—		—		24,370		—		—		—		—		—		24,370		—		24,370
Comprehensive income (loss) for the year			—		—		—		4,453,495		2,442,420		247,376,029		(169,865,633)		—		84,406,311		(194,571)		84,211,740

Balances as of December 31, 2013	18		114,604,835		115,313,691		1,002,130		(1,800,219)		5,127,480		(132,392,890)		(169,865,633)		(117,739,916)		(185,750,522)		503,882		(185,246,640)
Transfer to prior years’ accumulated losses approved by the Board of Directors			—		—		—		—		—		—		169,865,633		(169,865,633)		—		—		—
Increase in Certificates of Contribution “A”	18(a)		20,000,000		—		—		—		—		—		—		—		20,000,000		—		20,000,000
Increase in Mexican Government Contributions to Petróleos Mexicanos	18(b)		—		2,000,000		—		—		—		—		—		—		2,000,000		—		2,000,000
Decrease in Mexican Government Contributions to Petróleos Mexicanos	18(b)		—		(73,583,100)		—		—		—		—		—		—		(73,583,100)		—		(73,583,100)
Comprehensive income (loss) for the year			—		—		—		(765,412)		11,192,953		(275,956,378)		(265,203,213)		—		(530,732,050)		(159,064)		(530,891,114)

Balances as of December 31, 2014	18	Ps.	134,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(2,565,631)	Ps.	16,320,433	Ps.	(408,349,268)	Ps.	(265,203,213)	Ps.	(287,605,549)	Ps.	(768,065,672)	Ps.	344,818	Ps.	(767,720,854)

Balances as of December 31, 2014 (Unaudited U.S. dollars)		U.S. $	9,145,593	U.S. $	2,971,232	U.S. $	68,089	U.S. $	(174,319)	U.S. $	1,108,875	U.S. $	(27,744,888)	U.S. $	(18,018,971)	U.S. $	(19,541,075)	U.S. $	(52,185,464)	U.S. $	23,428	U.S. $	(52,162,036)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures Stated in Thousands, Except as Noted)

	2014		2014		2013		2012
	(Unaudited; U.S. dollars)
Operating activities:
Net (loss) income for the year	U.S. $	(18,042,056)	Ps.	(265,542,989)	Ps.	(170,058,427)	Ps.	2,600,478
Depreciation and amortization		9,721,075		143,074,787		148,491,704		140,537,720
Impairment of wells, pipelines, properties, plant and equipment		1,538,639		22,645,696		25,608,835		—
Unsuccessful wells		825,386		12,148,028		12,497,726		13,842,410
Disposal of wells, pipelines, properties, plant and equipment		432,867		6,370,937		14,699,620		733,521
Profit (loss) sharing in associates		(2,335)		(34,368)		(706,710)		(4,797,607)
Dividends		(50,027)		(736,302)		(914,116)		(685,704)
Effects of net present value of reserve for well abandonment		623,001		9,169,327		(5,240,305)		3,552,924
Gain on sale of properties, plant and equipment		—		—		(768,000)		—
Net loss (profit) on available-for-sale financial assets		14,616		215,119		(278,842)		—
Amortization expenses related to debt issuance		21,219		312,296		(1,890,710)		1,560,478
Unrealized foreign exchange loss (gain)		5,359,744		78,884,717		3,308,299		(40,561,801)
Interest expense		3,459,004		50,909,624		39,303,943		45,738,584

		3,901,133		57,416,872		64,053,017		162,521,003
Derivative financial instruments		1,111,180		16,354,342		1,840,184		1,919,393
Accounts receivable		629,231		9,261,025		5,401,035		22,597,978
Inventories		473,967		6,975,844		(66,930)		(11,829,418)
Other assets		(1,289,909)		(18,984,877)		(12,905,916)		(7,678,603)
Accounts payable and accrued expenses		(133,151)		(1,959,714)		4,879,180		1,362,781
Taxes paid		76,817		1,130,595		(2,691,348)		(21,789,616)
Suppliers		640,923		9,433,102		45,231,742		8,200,280
Provisions for sundry creditors		24,228		356,582		8,187,800		(2,696,770)
Employee benefits		5,365,539		78,970,008		78,043,140		61,583,267
Deferred taxes		(1,671,263)		(24,597,648)		(1,635,382)		(859,954)

Net cash flows from operating activities		9,128,695		134,356,131		190,336,522		213,330,341

Investing activities
Acquisition of wells, pipelines, properties, plant and equipment		(15,673,248)		(230,678,870)		(245,627,554)		(197,508,998)
Exploration costs		(108,283)		(1,593,706)		(1,438,685)		(1,828,043)
Received dividends		22,836		336,095		—		—
Investments in associates		(235,524)		(3,466,447)		—		—
Available-for-sale financial assets		865,290		12,735,337		2,869,883		—

Net cash flows from investing activities		(15,128,929)		(222,667,591)		(244,196,356)		(199,337,041)
Financing activities
Increase in equity due to Mexican Government contributions		1,494,768		22,000,000		66,583,100		—
Decrease in equity Mexican Government contributions		(4,999,531)		(73,583,100)		(65,000,000)		—
Loans obtained from financial institutions		28,767,460		423,399,475		236,955,033		377,896,149
Debt payments, principal only		(14,095,359)		(207,455,492)		(191,146,091)		(341,863,963)
Interest paid		(3,210,251)		(47,248,478)		(37,133,100)		(46,589,066)

Net cash flows from financing activities		7,957,087		117,112,405		10,258,942		(10,556,880)

Net increase (decrease) in cash and cash equivalents		1,956,853		28,800,945		(43,600,892)		3,436,420
Effects of change in cash value		573,573		8,441,864		5,111,720		821,924
Cash and cash equivalents at the beginning of the year		5,486,188		80,745,719		119,234,891		114,976,547

Cash and cash equivalents at the end of the year (Note 5)	U.S. $	8,016,614	Ps.	117,988,528	Ps.	80,745,719	Ps.	119,234,891

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on July 20, 1938 and took effect on that date.

On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and took effect on December 21, 2013 (the “Energy Reform Decree”). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States (“Mexico”) through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies in accordance with the applicable regulatory law.

The main aspects of the Energy Reform Decree related to Petróleos Mexicanos are:

•	The Mexican Government will retain ownership and control of productive state-owned companies, and legislation issued pursuant to the Energy Reform Decree will contain provisions regulating the management, organization, operation, contractual procedures and other legal actions to be undertaken by these productive state-owned companies. In the case of Petróleos Mexicanos, the relevant legislation is the new Ley de Petróleos Mexicanos (Petróleos Mexicanos Law).

•	The Comisión Reguladora de Energía (Energy Regulatory Commission) will have the authority to grant permits to PEMEX (as defined below) and other companies to engage in natural gas processing, oil refining and transportation, storage, distribution and first-hand sales of hydrocarbons and petrochemicals and their derivatives in Mexico.

•	Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) is to transfer certain assets related to the national gas pipeline system to the Centro Nacional de Control de Gas Natural (National Center of Natural Gas Control, or “CENAGAS”), a new decentralized public entity.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the new Petróleos Mexicanos Law was published in the Official Gazette of the Federation. Most of the provisions of the Petróleos Mexicanos Law became effective on October 7, 2014, once the Board of Directors of Petróleos Mexicanos was designated, except for certain provisions. On December 2, 2014, once the new Board of Directors of Petróleos Mexicanos and the supervision, transparency and accountability mechanisms for Petróleos Mexicanos began operating, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration specified in Transitional Article 10 of the Petróleos Mexicanos Law, pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect, with the exception of the provisions relating to acquisitions, leases, services and public works matters.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The Ley de Hidrocarburos (Hydrocarbons Law) was published on August 11, 2014 in the Official Gazette of the Federation and became effective the day following its publication. The Hydrocarbons Law repealed the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) that had been in effect prior to its publication.

Once the Petróleos Mexicanos Law took effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of developing business, economic, industrial and commercial activities in order to carry out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican nation, while adhering to principles of equity and social and environmental responsibility.

Before the secondary legislation took effect pursuant to the Energy Reform Decree, the activities of Petróleos Mexicanos and its Subsidiary Entities (as defined below) were regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008 and the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation, and control of the subsidiary entities, or the “Subsidiary Entities Decree”) published in the Official Gazette of the Federation on March 21, 2012.

In accordance with the special regime provided under the Petróleos Mexicanos Law, Petróleos Mexicanos is able to perform the activities, operations or services necessary to fulfill its purpose (i) by itself, (ii) with the support of the new productive state-owned subsidiaries and affiliates or (iii) by entering into agreements, alliances, partnerships or any other legal arrangement with Mexican or international entities in the private or public sectors.

The productive state-owned subsidiaries will be productive state-owned companies empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos.

As stated in Transitional Article Eight, Section A, VIII of the Petróleos Mexicanos Law, until the acuerdos de creación (creation resolutions) take effect, the existing Subsidiary Entities (as defined below) will continue to operate in accordance with the Subsidiary Entities Decree, unless otherwise stated in the Petróleos Mexicanos Law. The Subsidiary Entities Decree will be repealed once the creation resolutions take effect.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The Subsidiary Entities of Petróleos Mexicanos are decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by the Mexican Government, and they have been consolidated into and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities and their respective purposes are as follows:

•	Pemex-Exploración y Producción (Pemex-Exploration and Production): This entity explores for and extracts crude oil and natural gas and transports, stores and markets such products.

•	Pemex-Refinación (Pemex-Refining): This entity refines petroleum products and derivatives thereof that may be used as basic industrial raw materials and stores, transports, distributes and markets such products and derivatives.

•	Pemex-Gas and Basic Petrochemicals: This entity processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products. Additionally, this entity stores, transports, distributes and markets basic petrochemicals.

•	Pemex-Petroquímica (Pemex-Petrochemicals): This entity processes industrial petrochemicals and stores, distributes and markets such petrochemicals.

In accordance with Transitional Article 8 of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the corporate reorganization proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization plan, the four existing Subsidiary Entities are to be transformed into two new productive state-owned subsidiaries, which will assume the rights and obligations of the existing Subsidiary Entities. The first of these productive state-owned subsidiaries, Pemex Exploración y Producción (Pemex Exploration and Production), will subsume the existing Subsidiary Entity, Pemex-Exploration and Production. The second of these productive state-owned subsidiaries, Pemex Transformación Industrial (Pemex Industrial Transformation), will comprise the following existing Subsidiary Entities: Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

As part of this reorganization plan, the Board of Directors of Petróleos Mexicanos also approved the creation of the five new subsidiary entities described below, each of which may become an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

•	Pemex Perforación y Servicios (Pemex Drilling and Services): This entity will perform drilling services.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

•	Pemex Logística (Pemex Logistics): This entity will provide land, maritime and pipeline transportation to PEMEX and other companies.

•	Pemex Cogeneración y Servicios (Pemex Cogeneration and Services): This entity will aim to maximize energy use in PEMEX’s operations by utilizing the heat and steam generated in PEMEX’s industrial processes.

•	Pemex Fertilizantes (Pemex Fertilizers): This entity will integrate the ammonia production chain up to the point of sale of fertilizers.

•	Pemex Etileno (Pemex Ethylene): This entity will separate the ethylene business from Pemex-Petrochemicals in order to take advantage of the integration of the ethylene production chain.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos and the creation resolutions of each productive state-owned subsidiary, which were published in the Official Gazette of the Federation on April 28, 2015. This Organic Statute, with the exception of certain provisions, will take effect a day after its publication, and the creation resolutions will take effect once the required administrative procedures to start operations are in place and the Board of Directors of Petróleos Mexicanos issues a statement about it, which will have to be published in the Official Gazette of the Federation. This statement will have to be issued within 180 days from the day after the creation resolutions are published in the Official Gazette of the Federation.

As of the date of these consolidated financial statements, none of the productive state-owned subsidiaries has been formed.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The “Subsidiary Companies” are defined as those companies which are controlled by PEMEX (see Note 3(a)).

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

México, D.F. 11311

México

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 2. BASIS OF PREPARATION

(a) Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements and the notes hereto as of December 31, 2014 were approved by the Board of Petróleos Mexicanos on April 29, 2015, with prior approval from the Audit Committee, pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

(b) Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments (“DFIs”). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c) Functional and reporting currency and translation of foreign currency operations

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

•	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

•	PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX’s budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

•	benefits to employees were approximately 51% of PEMEX’s total liabilities as of December 31, 2014 and 50% of PEMEX’s total liabilities as of December 31, 2013. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

•	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

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

(e) Convenience translations

These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated statements of financial position, the consolidated statements of comprehensive income, the consolidated statements of changes in equity (deficit) and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”) at December 31, 2014 of Ps. 14.7180 per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

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

Below is a summary of the principal accounting policies, which have been consistently applied to each of the years presented and followed by PEMEX in the preparation of its consolidated financial statements:

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

As of December 31, 2014, the consolidated Subsidiary Entities were Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows:

•	P.M.I. Marine, Ltd. (“PMI Mar”)(i);

•	P.M.I. Services, B.V. (“PMI SHO”)(i);

•	P.M.I. Holdings, B.V. (“PMI HBV”)(i);

•	P.M.I. Trading, Ltd. (“PMI Trading”)(i);

•	PEMEX Internacional España, S.A. (“PMI SES”)(i);

•	P.M.I. Holdings Petróleos España, S.L. (“HPE”)(i);

•	P.M.I. Services North America, Inc. (“PMI SUS”)(i);

•	P.M.I. Holdings North America, Inc. (“PMI HNA”)(i);

•	P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(i);

•	P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)(i)(ii);

•	PMI Field Management Resources, S.L. (“FMR”)(i)(iii);

•	PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”)(i)(iii);

•	Pro-Agroindustria, S.A. de C.V. (“AGRO”)(i)(iv);

•	PMI Azufre Industrial, S.A. de C.V. (“PMI AZIND”)(i)(iv);

•	PMI Infraestructura de Desarrollo, S.A. de C.V. (“PMI ID”)(i)(iv);

•	PEMEX Procurement International, Inc. (“PPI”)(v);

•	PEMEX Services Europe, Ltd. (“PMI SUK”)(vi);

•	PPQ Cadena Productiva, S.L. (“PPQCP”)(iii);

•	III Servicios, S.A. de C.V. (“III Servicios”)(iii);

•	Hijos de J. Barreras, S.A. (“HJ BARRERAS”)(ii)(iii);

•	Instalaciones Inmobiliarias para Industrias, S.A. de C.V. (“III”)(iii);

•	PEMEX Finance, Ltd. (“FIN”)(ii);

•	Kot Insurance Company, AG. (“KOT”); and

•	Mex Gas Internacional, S.L. (“MGAS”)(vii).

(i)	Member Company of the “PMI Group”.
(ii)	Non-controlling interest company.
(iii)	As of 2013, these companies were included in the consolidated financial statements of PEMEX.
(iv)	As of 2014, these companies were included in the consolidated financial statements of PEMEX.
(v)	Formerly Integrated Trade Systems, Inc. (“ITS”).
(vi)	As of December 2013, PMI SUK was no longer included in the consolidated financial statements of PEMEX due to its liquidation.
(vii)	Formerly Mex Gas Internacional, Ltd.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos’ financial statements applying the same accounting policies.

Permanent investments in associates and joint ventures

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. There is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

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

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and/or joint ventures.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of financial position, the consolidated statements of changes in equity (deficit) as “non-controlling interests” and as “net income and comprehensive income for the year, attributable to non-controlling interests”, in the consolidated statements of comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

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

(c) Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans held to maturity; or (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the year. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate (“EIR”) method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

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

Impairment of financial assets measured at amortized cost

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f) Accounts receivable and other

Accounts, receivable and other are recognized at recoverable value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

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

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the year and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

(i) Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. As of the date of these consolidated financial statements, under the Petróleos Mexicanos Law, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X (“Rule 4-10(a)”) of the U.S. Securities and Exchange Commission (“SEC”) as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

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

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization of the relevant assets are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above (see Note 10(g)).

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

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the year in which they occur.

The costs of prior services are recognized within profit or loss for the year in which they are incurred.

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

Termination benefits are recognized in profit or loss for the year in which they are incurred.

(n) Taxes and federal duties

As of December 31, 2014, Petróleos Mexicanos and the Subsidiary Entities were primarily subject to the following special tax laws: Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty, or “DOSH”), Derecho sobre hidrocarburos para el fondo de estabilización (Hydrocarbons Duty for the Stabilization Fund) and Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax, or “IRP”), all of which are based mainly on petroleum production and revenues from oil, gas and refined products taking into account certain tax deductions. These taxes and federal duties are recognized within profit or loss for the year in which they are incurred.

As of December 31, 2014, Petróleos Mexicanos was not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) and the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”). Petróleos Mexicanos became subject to the Income Tax Law for fiscal year 2015, following the repeal of the IRP.

The Subsidiary Companies were subject to these taxes until 2014. The IETU was repealed effective as of January 1, 2014.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

(o) Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or “IEPS Tax”)

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX’s administrative personnel, which include personnel-related expenses.

Other revenues—net

Other revenues consists primarily of income received due to the “negative” IEPS Tax (see Note 17 (j)).

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income—net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the year associated with DFIs (see Note 3 (d)).

Exchange (loss) gain

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the year.

(s) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

(t) New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

a) IFRS 9, “Financial Instruments”

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 (“IFRS 9 (2014)”), replaces the previous versions of IFRS 9 and completes the IASB’s project to replace IAS 39, “Financial Instruments.”

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity’s business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity’s risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

b) Amendments to IAS 16 and IAS 38 “Intangible Assets” (“IAS 38”)

The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items of property, plant and equipment.

The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

c) Amendments to IFRS 11, “Joint Arrangements” (“IFRS 11”)

The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, “Business Combinations” (“IFRS 3”), and additionally requires certain related disclosures.

These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

d) IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”)

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

1.	identify customer contracts that fall within the scope of the new standard;

2.	identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;

3.	determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) any non-cash consideration; and d) the consideration payable to the customer;

4.	allocate the transaction price to each separate performance obligation; and

5.	Recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2017, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

e) Amendments to IAS 27, “Equity Method in Separate Financial Statements” (“IAS 27”)

In August 2014, the IASB issued amendments to IAS 27. These amendments to IAS 27 permit entities that use the equity method for recording investments in subsidiaries, joint ventures and associates to prepare separate financial statements.

The amendments are effective for periods beginning on or after January 1, 2016, with earlier application permitted.

f) IFRS 8, “Operating Segments” (“IFRS 8”)

As part of the annual improvements to IFRS 2010-2012, the IASB published “Amendments to IFRS 8, Operating Segments (IFRS 8).” Entities are required to apply these amendments for annual periods beginning from July 1, 2014, and early application is permitted.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

IFRS 8 has been amended to require disclosure of the judgments made by management in aggregating operating segments. Such disclosure includes a description of the segments that have been aggregated and the economic indicators that have been assessed in determining that the aggregated segments share similar economic characteristics. Additionally, an entity must provide reconciliations of the segment assets.

g) Amendments to IFRS 10 and IAS 28, “Investments in Associates and Joint Ventures” (“IAS 28 (2011)”)

The amendments to IFRS 10 address an identified inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the treatment of the sale or contribution of assets from an investor to an associate or joint venture.

The primary result of the amendments is that a gain or loss is recognized when such a transaction involves a business (whether or not it is a subsidiary). A gain or partial loss is recognized when the transaction involves assets that do not constitute a business, even if such assets are allocated to a subsidiary.

The amendment is effective for periods beginning on or after January 1, 2016, with earlier application permitted.

h) Amendments to IFRS 5, “Non-Current Assets Held-for-Sale and Discontinued Operations” (“IFRS 5”)

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for–distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

•	Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

•	Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

i) Amendments to IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”)

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, “First Time Adoption of International Financial Reporting Standards.”

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) and are effective for periods beginning on or after January 1, 2016.

j) Amendments to IAS 19, “Employee Benefits” (“IAS 19”)

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

k) Amendments to IAS 24, “Related Party Disclosures”

These amendments specify that the management entity providing key management personnel (“KMP”) services should be identified as a related party and payments made to a management entity in respect of KMP services should be separately disclosed.

The amendments are effective for annual periods beginning on or after July 1, 2014. Earlier application is permitted.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

l) Amendments to IAS 34, “Interim Financial Reporting” (“IAS 34”)

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented “elsewhere in the interim financial report” but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

m) Amendments to IAS 40, “Investment Property” (“IAS 40”)

The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. The guidance in IAS 40 assists preparers in distinguishing between investment property and owner-occupied property. The amendments clarify that preparers also need to refer to the guidance in IFRS 3 to determine whether the acquisition of an investment property is a business combination.

The amendments are effective for annual periods beginning on or after July 1, 2014. Earlier application is permitted.

(u) Reclassifications

The following amounts in the consolidated financial statements as of and for the year ended December 31, 2013 were reclassified to conform the presentation of the amounts in the consolidated financial statements as of and for the year ended December 31, 2014:

Line item	December 31, 2013 (as previously reported)		Reclassification		December 31, 2013 (following reclassification)
Cost of sales	Ps.	814,006,338	Ps.	25,608,835	Ps.	839,615,173
Other revenues and expenses—net	Ps.	64,526,850	Ps.	25,608,835	Ps.	90,135,685

These reclassifications had no impact on PEMEX’s consolidated net income.

In order to provide additional detail with respect to PEMEX’s financing income and financing cost in the statement of comprehensive income, costs and income associated with derivative financial instruments, previously included within financial income and financial cost for the years ended December 31, 2014, 2013 and 2012 are now presented as a separate line item in the consolidated financial statements as of and for the year ended December 31, 2014.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Amounts associated with these line items were reclassified as follows:

Line item	December 31, 2013 (as previously reported)		Reclassification		December 31, 2013 (following reclassification)
Financing income	Ps.	24,527,209	Ps.	(15,791,510)	Ps.	8,735,699
Financing cost	Ps.	54,067,021	Ps.	(14,480,537)	Ps.	39,586,484
Derivative financial instruments (cost) income—net	Ps.	—	Ps.	1,310,973	Ps.	1,310,973

Line item	December 31, 2012 (as previously reported)		Reclassification		December 31, 2012 (following reclassification)
Financing income	Ps.	23,214,838	Ps.	(20,683,047)	Ps.	2,531,791
Financing cost	Ps.	72,951,238	Ps.	(26,940,695)	Ps.	46,010,543
Derivative financial instruments (cost) income—net	Ps.	—	Ps.	(6,257,648)	Ps.	(6,257,648)

These reclassifications had no impact on PEMEX’s consolidated net income.

As of December 31, 2014, PEMEX recognized its interest in shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., “Repsol”) as available-for-sale financial assets, instead of as investments in equity instruments (see Note 9). Accordingly, amounts associated with PEMEX’s interest in Repsol were reclassified from non-current assets to current assets as of December 31, 2014 and 2013 as follows:

Line item	December 31, 2013 (as previously reported)		Reclassification		December 31, 2013 (following reclassification)
Total current assets	Ps.	266,913,870	Ps.	17,728,571	Ps.	284,642,441
Total non-current assets	Ps.	1,780,476,483	Ps.	17,728,571	Ps.	1,762,747,912

These reclassifications had no impact on PEMEX’s total assets or total liabilities.

NOTE 4. SEGMENT FINANCIAL INFORMATION

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The primary sources of revenue for the segments are as described below:

•	Pemex-Exploration and Production earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through the Trading Companies (as defined below). Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex-Refining.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and jet fuel to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). Pemex-Refining’s most important products are different types of gasoline.

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of naphtha, ethane, butane, natural gas and liquefied petroleum gas.

•	Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

•	The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

As of / for the year ended December 31, 2014	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps. 758,988,560	Ps. 157,715,607	Ps. 28,293,812	Ps. 630,291,313	Ps.	—	Ps.	—	Ps. 1,575,289,292
Intersegment		1,134,519,972	78,453,236	84,198,317	15,181,899	433,732,307		65,377,209		(1,811,462,940)	—
Services income		—	4,016,699	2,038,629	779,978	777,160		4,743,987		(917,871)	11,438,582
Cost of sales		357,576,627	916,867,969	238,920,142	47,661,733	1,059,616,060		3,730,490		(1,759,092,541)	865,280,480
Gross income (loss)		776,943,345	(75,409,474)	5,032,411	(3,406,044)	5,184,720		66,390,706		(53,288,270)	721,447,394
Other revenues and expenses— net		(3,190,604)	39,332,749	376,111	(361,504)	643,043		1,011,199		(258,597)	37,552,397
Transportation, distribution and sale expenses		—	31,071,231	3,024,325	1,061,157	493,651		468		(3,468,166)	32,182,666
Administrative expenses		43,131,979	31,941,961	11,038,955	14,107,044	1,806,000		59,442,914		(50,131,739)	111,337,114
Operating income (loss)		730,620,762	(99,089,917)	(8,654,758)	(18,935,749)	3,528,112		7,958,523		53,038	615,480,011
Financing income		14,784,998	258,069	2,653,747	142,115	1,157,820		87,371,829		(103,354,391)	3,014,187
Financing cost		74,492,786	9,917,204	346,660	72,354	1,068,869		69,026,534		(103,365,347)	51,559,060
Derivative financial instruments (cost) income—net		—	—	8,116	—	4,652,123		(14,098,809)		—	(9,438,570)
Exchange (loss) gain		(63,865,750)	(5,077,441)	(132,849)	(29,136)	(96,785)		(7,797,200)		—	(76,999,161)
Profit (loss) sharing in associates		203,285	—	284,080	—	(247,303)		(263,425,082)		263,219,388	34,368
Taxes, duties and other		760,627,534	—	(21,772,116)	—	3,839,908		3,379,438		—	746,074,764
Net (loss) income		(153,377,025)	(113,826,493)	15,583,792	(18,895,124)	4,085,190		(262,396,711)		263,283,382	(265,542,989)
Total current assets		579,201,519	255,407,423	105,121,847	68,242,701	83,345,895		505,949,689		(1,307,941,793)	289,327,281
Permanent investments in associates		1,392,737	488,499	5,059,612	—	8,483,563		67,164,220		(60,573,871)	22,014,760
Wells, pipelines, properties, plant and equipment— net		1,347,194,064	277,719,686	99,635,112	38,928,597	2,421,141		17,475,538		—	1,783,374,138
Total assets		1,953,828,467	535,094,903	210,625,967	108,444,584	102,955,361		1,580,484,899		(2,363,065,901)	2,128,368,280
Total current liabilities		206,711,128	330,308,600	31,965,537	8,229,852	57,265,930		1,000,368,240		(1,300,689,940)	334,159,347
Long-term debt		963,274,628	23,142,209	1,117,618	191,070	3,588,666		986,026,128		(979,956,033)	997,384,286
Employee benefits		448,887,587	463,143,546	110,913,462	139,554,046	641,279		310,948,608		—	1,474,088,528
Total liabilities		1,694,872,519	828,576,773	145,190,535	148,149,492	67,266,726		2,314,525,120		(2,302,492,031)	2,896,089,134
Equity (Deficit)		258,955,948	(293,481,870)	65,435,432	(39,704,908)	35,688,635		(734,040,221)		(60,573,870)	(767,720,854)
Depreciation and amortization		121,034,025	11,435,739	7,039,030	2,685,896	80,990		799,107		—	143,074,787
Net periodic cost of employee benefits		37,582,742	38,198,504	9,338,059	11,512,589	177,003		24,914,431		—	121,723,328
Acquisition of wells, pipelines, properties, plant and equipment		174,019,012	39,087,896	5,632,770	4,709,838	2,545,075		8,007,600		—	234,002,191

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

As of / for the year ended December 31, 2013	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps. 740,371,929	Ps. 143,290,615	Ps. 26,525,091	Ps. 687,677,633	Ps.	—	Ps.	—	Ps. 1,597,865,268
Intersegment		1,250,771,663	74,893,930	73,998,380	13,840,212	407,663,967		56,136,413		(1,877,304,565)	—
Services income		—	4,125,144	2,180,256	—	786,596		4,432,211		(1,184,850)	10,339,357
Cost of sales		364,914,720	963,816,046	205,190,171	42,372,594	1,079,513,935		5,288,105		(1,821,480,398)	839,615,173
Gross income (loss)		885,856,943	(144,425,043)	14,279,080	(2,007,291)	16,614,261		55,280,519		(57,009,017)	768,589,452
Other revenues and expenses— net		(842,289)	97,387,329	1,142,830	347,081	(6,525,139)		(1,082,910)		(291,217)	90,135,685
Transportation, distribution and sale expenses		—	28,989,721	2,623,144	880,839	395,725		(35)		(440,958)	32,448,436
Administrative expenses		42,809,551	32,927,261	11,352,890	12,706,033	1,789,969		54,012,586		(56,943,818)	98,654,472
Operating income (loss)		842,205,103	(108,954,696)	1,445,876	(15,247,082)	7,903,428		185,058		84,542	727,622,229
Financing income		24,936,100	289,978	3,403,910	382,930	1,092,642		68,541,251		(89,911,112)	8,735,699
Financing cost		48,381,896	15,049,203	246,075	67,170	1,237,519		64,390,791		(89,786,170)	39,586,484
Derivative financial instruments (cost) income—net		—	—	(33,305)	—	(232,801)		1,577,079		—	1,310,973
Exchange gain (loss)		(4,071,119)	699,215	(69,484)	17,082	(44,828)		(482,358)		—	(3,951,492)
Profit (loss) sharing in associates		207,132	—	933,927	—	(577,434)		(173,785,799)		173,928,884	706,710
Taxes, duties and other		856,978,971	—	1,525,410	21,349	3,930,748		2,439,584		—	864,896,062
Net (loss) income		(42,083,651)	(123,014,706)	3,909,439	(14,935,589)	2,972,740		(170,795,144)		173,888,484	(170,058,427)
Total current assets		502,902,664	274,764,785	115,251,777	72,066,407	106,410,426		515,460,241		(1,302,213,859)	284,642,441
Permanent investments in associates		1,189,451	488,319	4,294,023	—	7,018,985		419,817,118		(416,028,395)	16,779,501
Wells, pipelines, properties, plant and equipment— net		1,315,399,260	253,117,660	101,513,879	39,008,884	1,982,647		10,556,411		—	1,721,578,741
Total assets		1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141		1,688,293,303		(2,463,517,693)	2,047,390,353
Total current liabilities		213,952,321	352,932,603	35,977,158	6,145,414	81,810,182		863,145,326		(1,294,772,172)	259,190,832
Long-term debt		719,013,631	23,360,262	1,094,807	171,745	3,617,414		737,651,756		(734,346,144)	750,563,471
Employee benefits		342,612,970	354,166,740	83,372,338	107,202,896	1,222,116		230,630,810		—	1,119,207,870
Total liabilities		1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847		1,847,935,634		(2,047,361,968)	2,232,636,993
Equity (deficit)		494,067,978	(211,013,055)	77,613,946	(1,878,747)	31,761,294		(159,642,331)		(416,155,725)	(185,246,640)
Depreciation and amortization		127,029,321	10,780,711	7,060,955	2,563,482	9,321		1,050,068		(2,154)	148,491,704
Net periodic cost of employee benefits		36,532,518	37,401,828	8,837,963	11,112,176	204,268		21,250,936		—	115,339,689
Acquisition of wells, pipelines, properties, plant and equipment		205,579,644	31,587,666	5,170,234	5,237,725	1,907,105		2,162,441		—	251,644,815

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

For the year ended December 31, 2012	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps. 720,874,065	Ps. 118,402,283	Ps. 27,760,353	Ps. 772,699,053	Ps.	—	Ps.	—	Ps. 1,639,735,754
Intersegment		1,333,286,214	61,480,371	66,226,902	7,650,488	448,731,943		55,352,873		(1,972,728,791)	—
Services income		—	4,361,364	1,088,258	—	727,371		2,191,282		(1,191,989)	7,176,286
Cost of sales		302,840,887	1,025,958,672	175,765,662	31,826,657	1,211,608,953		2,900,312		(1,918,410,569)	832,490,574
Gross income (loss)		1,030,445,327	(239,242,872)	9,951,781	3,584,184	10,549,414		54,643,843		(55,510,211)	814,421,466
Other revenues and expenses— net		448,248	211,227,180	(1,008,016)	(814,161)	(138,712)		(326,438)		(369,138)	209,018,963
Transportation, distribution and sale expenses		—	25,162,163	2,461,140	809,784	325,402		54,760		(324,966)	28,488,283
Administrative expenses		40,979,675	32,751,142	10,678,233	12,414,605	1,330,361		47,321,046		(55,862,213)	89,612,849
Operating income (loss)		989,913,900	(85,928,997)	(4,195,608)	(10,454,366)	8,754,939		6,941,599		307,830	905,339,297
Financing income		17,336,197	589,603	3,080,864	16,447	1,047,037		67,672,871		(87,211,228)	2,531,791
Financing cost		50,578,659	20,179,519	271,808	816,496	986,232		44,803,745		(71,625,916)	46,010,543
Derivative financial instruments (cost) income—net		—	—	269,611	—	(1,296,207)		(20,513,507)		15,282,455	(6,257,648)
Exchange gain (loss)		35,186,096	3,421,271	368,507	840	16,773		5,852,174		—	44,845,661
Profit (loss) sharing in associates		189,227	—	2,140,344	—	1,389,441		(7,118,378)		8,196,973	4,797,607
Taxes, duties and other		898,064,551	—	(221,123)	16,774	1,817,453		2,968,032		—	902,645,687
Net income (loss)		93,982,210	(102,097,642)	1,613,033	(11,270,349)	7,108,298		5,062,982		8,201,946	2,600,478
Depreciation and amortization		118,246,402	11,071,793	7,769,141	2,725,017	7,983		717,384		—	140,537,720
Net periodic cost of employee benefits		31,045,021	31,221,665	7,331,348	9,121,565	101,143		17,781,595		—	96,602,337

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The following tables present accounting conciliations between individual and consolidated information.

As of / for the year ended December 31, 2014	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	1,134,519,972	Ps.	844,558,586	Ps.	243,972,757	Ps.	44,258,725	Ps.	1,064,800,780	Ps.	70,121,196
Less unrealized intersegment sales		—		(3,100,091)		(20,204)		(3,036)		(102,262)		—

Total consolidated sales	Ps.	1,134,519,972	Ps.	841,458,495	Ps.	243,952,553	Ps.	44,255,689	Ps.	1,068,800,780	Ps.	70,121,196

Operating income (loss):
By segment	Ps.	730,817,884		Ps. (101,970,712)	Ps.	(9,527,142)	Ps.	(19,066,287)	Ps.	5,844,320	Ps.	7,958,523
Less unrealized intersegment sales		—		(3,100,091)		(20,204)		(3,036)		(102,262)		—
Less unrealized gain due to production cost valuation of inventory		3,473,742		5,980,886		892,588		133,574		(2,213,946)		—
Less capitalized refined products		(3,789,845)		—		—		—		—		—
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	730,620,762	Ps.	(99,089,917)	Ps.	(8,654,758)	Ps.	(18,935,749)	Ps.	3,528,112	Ps.	7,958,523

Net income (loss):
By segment	Ps.	(153,150,787)	Ps.	(116,707,288)	Ps.	16,255,028	Ps.	(19,129,147)	Ps.	6,401,398	Ps.	(262,297,846)
Less unrealized intersegment sales		—		(3,100,091)		(20,204)		(3,036)		(102,262)		—
Less unrealized gain due to production cost valuation of inventory		3,473,742		5,980,886		892,588		133,574		(2,213,946)		—
Less capitalized refined products		(3,789,845)		—		—		—		—		—
Less equity method for unrealized profits		(29,116)		—		(1,543,620)		103,485		—		(98,865)
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated net income (loss)	Ps.	(153,377,025)	Ps.	(113,826,493)	Ps.	15,583,792	Ps.	(18,895,124)	Ps.	4,085,190	Ps.	(262,396,711)

Assets:
By segment	Ps.	1,973,640,697	Ps.	581,230,900	Ps.	215,690,484	Ps.	113,896,128	Ps.	107,000,991	Ps.	1,580,583,764
Less unrealized intersegment sales		1,132		(2,883,924)		(19,332)		(2,435)		(93,339)		—
Less unrealized gain due to production cost valuation of inventory		(15,776,956)		(43,252,073)		(1,623,055)		(2,071,000)		(3,952,291)		—
Less capitalized refined products		(3,789,845)		—		—		—		—		—
Less equity method for unrealized profits		(365,542)		—		(3,422,130)		(3,378,109)		—		(98,865)
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated assets	Ps.	1,953,828,467	Ps.	535,094,903	Ps.	210,625,967	Ps.	108,444,584	Ps.	102,955,361	Ps.	1,580,484,899

Liabilities:
By segment	Ps.	1,694,872,519	Ps.	828,576,773	Ps.	145,190,535	Ps.	148,149,492	Ps.	64,969,988	Ps.	2,314,525,120
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		2,296,738		—

Total consolidated liabilities	Ps.	1,694,872,519	Ps.	828,576,773	Ps	. 145,190,535	Ps.	148,149,492	Ps.	67,266,726	Ps.	2,314,525,120

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

As of / for the year ended December 31, 2013	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	1,250,785,620	Ps.	820,912,682	Ps.	219,332,517	Ps.	40,360,373	Ps.	1,096,302,859	Ps.	60,568,624
Less unrealized intersegment sales		(13,957)		(1,521,679)		136,734		4,930		(174,663)		—

Total consolidated sales	Ps.	1,250,771,663	Ps.	819,391,003	Ps.	219,469,251	Ps.	40,365,303	Ps.	1,096,128,196	Ps.	60,568,624

Operating income (loss):
By segment	Ps.	850,636,276	Ps.	(119,734,273)	Ps.	873,221	Ps.	(15,418,059)	Ps.	2,568,759	Ps.	185,058
Less unrealized intersegment sales		(12,826)		(1,521,678)		136,735		4,929		(174,663)		—
Less unrealized gain due to production cost valuation of inventory		17,747		12,301,255		435,920		166,048		5,509,332		—
Less capitalized refined products		(8,555,076)		—		—		—		—		—
Less amortization of capitalized interest		118,982		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	842,205,103	Ps.	(108,954,696)	Ps.	1,445,876	Ps.	(15,247,082)	Ps.	7,903,428	Ps.	185,058

Net income (loss):
By segment	Ps.	(33,648,136)	Ps.	(133,794,283)	Ps.	3,336,785	Ps.	(15,034,572)	Ps.	(2,361,929)	Ps.	(173,636,179)
Less unrealized intersegment sales		(12,826)		(1,521,678)		136,734		4,930		(174,663)		—
Less unrealized gain due to production cost valuation of inventory		17,747		12,301,255		435,920		166,048		5,509,332		—
Less capitalized refined products		(8,555,076)		—		—		—		—		—
Less equity method for unrealized profits		(4,342)		—		—		(71,995)		—		2,841,035
Less amortization of capitalized interest		118,982		—		—		—		—		—

Total consolidated net income (loss)	Ps.	(42,083,651)	Ps.	(123,014,706)	Ps.	3,909,439	Ps.	(14,935,589)	Ps.	2,972,740	Ps.	(170,795,144)

Assets:
By segment	Ps.	1,856,325,965	Ps.	575,246,559	Ps.	224,241,728	Ps.	114,087,313	Ps.	119,933,908	Ps.	1,685,452,269
Less unrealized intersegment sales		(9,479)		3,753,919		140,189		7,310		3,232,537		—
Less unrealized gain due to production cost valuation of inventory		(11,777)		(49,232,959)		(2,515,644)		(2,204,574)		(1,050,304)		—
Less capitalized refined products		(16,755,002)		—		—		—		—		—
Less equity method for unrealized profits		(4,344)		—		—		(71,994)		—		2,841,034
Less amortization of capitalized interest		(2,498,608)		—		—		—		—		—

Total consolidated assets	Ps.	1,837,046,755	Ps.	529,767,519	Ps.	221,866,273	Ps.	111,818,055	Ps.	122,116,141	Ps.	1,688,293,303

Liabilities:
By segment	Ps.	1,342,978,777	Ps.	740,780,574	Ps.	144,252,327	Ps.	113,696,802	Ps.	87,307,528	Ps.	1,847,935,634
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		3,047,319		—

Total consolidated liabilities	Ps.	1,342,978,777	Ps.	740,780,574	Ps.	144,252,327	Ps.	113,696,802	Ps.	90,354,847	Ps.	1,847,935,634

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

For the year ended December 31, 2012	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	1,333,276,930	Ps.	784,417,918	Ps.	184,985,084	Ps.	35,418,252	Ps.	1,221,655,507	Ps.	57,544,155
Less unrealized intersegment sales		9,284		2,297,882		732,359		(7,411)		502,860		—

Total consolidated sales	Ps.	1,333,286,214	Ps.	786,715,800	Ps.	185,717,443	Ps.	35,410,841	Ps.	1,222,158,367	Ps.	57,544,155

Operating income (loss):
By segment	Ps.	993,473,459	Ps.	(95,467,749)	Ps.	(4,379,626)	Ps.	(10,250,176)	Ps.	8,801,985	Ps.	6,941,599
Less unrealized intersegment sales		9,284		2,297,882		732,359		(7,411)		502,860		—
Less unrealized gain due to production cost valuation of inventory		(8,394)		7,240,870		(548,341)		(196,779)		(549,906)		—
Less capitalized refined products		(3,679,430)		—		—		—		—		—
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	989,913,900	Ps.	(85,928,997)	Ps.	(4,195,608)	Ps.	(10,454,366)	Ps.	8,754,939	Ps.	6,941,599

Net income (loss):
By segment	Ps.	97,536,450	Ps.	(111,636,394)	Ps.	1,429,015	Ps.	(11,066,159)	Ps.	7,155,344	Ps.	(854,312)
Less unrealized intersegment sales		9,284		2,297,882		732,359		(7,411)		502,860		—
Less unrealized gain due to production cost valuation of inventory		(8,394)		7,240,870		(548,341)		(196,779)		(549,906)		—
Less capitalized refined products		(3,679,430)		—		—		—		—		—
Less equity method for unrealized profits		5,319		—		—		—		—		5,917,294
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated net income (loss)	Ps.	93,982,210	Ps.	(102,097,642)	Ps.	1,613,033	Ps.	(11,270,349)	Ps.	7,108,298	Ps.	5,062,982

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Supplemental geographic information:

	For the years ended December 31,
	2014		2013		2012
Domestic sales	Ps.	944,997,979	Ps.	910,187,634	Ps.	867,036,701

Export sales:
United States		481,364,906		493,148,967		573,515,085
Canada, Central and South America		17,575,078		21,004,723		39,806,335
Europe		54,214,041		86,872,410		98,987,049
Other		77,137,288		86,651,534		60,390,584

Total export sales		630,291,313		687,677,634		772,699,053

Services income		11,438,582		10,339,357		7,176,286

Total sales	Ps.	1,586,727,874	Ps.	1,608,204,625	Ps.	1,646,912,040

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	For the years ended December 31,
	2014		2013		2012
Domestic sales
Refined petroleum products and derivatives (primarily gasolines)	Ps.	830,545,046	Ps.	805,460,402	Ps.	779,572,582
Gas		77,813,359		70,781,410		51,249,544
Petrochemical products		36,639,574		33,945,822		36,214,575

Total domestic sales	Ps.	944,997,979	Ps.	910,187,634	Ps.	867,036,701

Export sales
Crude oil	Ps.	475,056,981	Ps.	548,411,085	Ps.	618,104,685
Refined petroleum products and derivatives (primarily gasolines)		153,436,847		137,048,991		150,850,052
Gas		64,397		43,544		7,713
Petrochemical products		1,733,088		2,174,014		3,736,603

Total export sales	Ps.	630,291,313	Ps.	687,677,634	Ps.	772,699,053

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2014 and 2013, cash and cash equivalents were as follows:

	As of December 31,
	2014		2013
Cash on hand and in banks(i)	Ps.	68,330,390	Ps.	45,942,338
Marketable securities		49,658,138		34,803,381

	Ps.	117,988,528	Ps.	80,745,719

(i)	Cash on hand and in banks is primarily composed of cash in banks.

At December 31, 2014, and 2013, restricted cash was as follows:

	As of December 31,
	2014		2013
Restricted cash	Ps.	6,884,219	Ps.	7,701,798

Restricted cash in 2014 and 2013 primarily increased due to the deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”). At December 31, 2014, this deposit, including income interest, amounted to U.S. $465,303 (see Note 22(b)).

NOTE 6. ACCOUNTS RECEIVABLE AND OTHER

As of December 31, 2014 and 2013, accounts receivable and other receivables were as follows:

	As of December 31,
	2014		2013
Export customers	Ps.	20,960,915	Ps.	46,337,045
Domestic customers		38,168,467		38,648,470
Tax credits		30,554,928		15,416,955
Sundry debtors		13,357,348		7,818,554
Employees and officers		5,560,644		5,077,687
Negative IEPS Tax pending to be credit		—		4,293,619
Advances to suppliers		5,583,148		3,284,575
Insurance claims		212,069		1,618,828
Other accounts receivable		25,448		16,278

	Ps.	114,422,967	Ps.	122,512,011

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2014 and 2013:

	Export customers
	As of December 31,
	2014		2013
1 to 30 days	Ps.	577,047	Ps.	38,163
31 to 60 days		145,894		1,070
61 to 90 days		143		95
More than 91 days		218,570		385,887

Expired		941,654		425,215
Impaired (reserved)		(198,867)		—

Unimpaired		742,787		425,215
Unexpired		20,218,128		45,911,830

Total	Ps.	20,960,915	Ps.	46,337,045

	Domestic customers
	As of December 31,
	2014		2013
1 to 30 days	Ps.	814,629	Ps.	874,553
31 to 60 days		268,844		15,091
61 to 90 days		189,871		80,331
More than 91 days		1,197,583		223,009

Expired		2,470,927		1,192,984
Impaired (Reserved)		(598,624)		(697,284)

Unimpaired		1,872,303		495,700
Unexpired		36,296,164		38,152,770

Total	Ps.	38,168,467	Ps.	38,648,470

NOTE 7. INVENTORIES

As of December 31, 2014 and 2013, inventories were as follows:

	As of December 31,
	2014		2013
Crude oil, refined products, derivatives and petrochemicals products	Ps.	45,126,915	Ps.	51,638,624
Materials and products in stock		4,811,741		5,259,341
Materials and products in transit		—		16,535

	Ps.	49,938,656	Ps.	56,914,500

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 8. AVAILABLE—FOR—SALE FINANCIAL ASSETS

On January 1, 2013, PEMEX had a total of 59,804,431 shares of Repsol value at Ps. 15,771,202, which represented approximately 4.76% of Repsol’s share capital.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. Petróleos Mexicanos elected to receive cash dividends. On January 21 and July 16, 2013, PMI HBV received an in kind dividend in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

On August 9, 2013, PEMEX divested its direct interest in 9,289,968 shares of Repsol, which resulted in a net profit of Ps. 278,842. On the same date, PEMEX entered into an equity swap for the same number of shares with a notional amount of Ps. 2,869,882, pursuant to which PEMEX retains economic and voting rights in such shares.

On December 18, 2013, Repsol declared dividends to its shareholders, which would be paid in cash or in kind depending on the election of the shareholders. On January 17, 2014, PMI HBV received its dividends in the form of 1,451,455 new Repsol shares.

On May 28, 2014, Repsol declared an extraordinary dividend to be paid out in cash, equivalent to one euro per share. On June 6, 2014, PMI HBV recognized a dividend for a total amount of Ps. 381,900, which was computed based on the number of shares it held at the time of distribution.

On June 4, 2014, PMI HBV divested its direct interest in 36,087,290 shares of Repsol at a sale price of 20.10 euros per share following the approval of the Board of Directors of Petróleos Mexicanos. As a result of this operation, the remaining Repsol shares owned by PMI HBV were recognized as available-for-sale financial assets at December 31, 2014. The decision to divest PMI HBV’s position in Repsol was driven by the relatively low returns obtained from this investment and the lack of mutual benefits derived from PEMEX’s alliance with Repsol. As a result of the sale of these shares, PMI HBV recognized a loss of Ps. 215,119 in its statement of comprehensive income.

On June 16, 2014, Repsol approved the payment of a flexible dividend, from which PMI HBV received 488,923 new Repsol shares in July 2014, valued at Ps. 190,814.

On December 17, 2014, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 575,205 new Repsol shares as an in kind dividend in January 2015. This amount is recognized as an account receivable of Ps. 163,834 as of December 2014. As of December 31, 2014, PMI HBV holds 19,557,003 of Repsol shares.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

As of December 31, 2014 and December 31, 2013, the investments in 19,557,003 and 53,703,915 shares of Repsol held by PMI HBV were valued at Ps. 5,414,574 and Ps. 17,728,490, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a loss of Ps. 765,412 at December 31, 2014 and a gain of Ps. 4,453,495 at December 31, 2013. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 736,548, Ps. 914,116 and Ps. 685,704 in the statements of comprehensive income at December 31, 2014, 2013 and 2012, respectively.

On December 31, 2013, PEMEX held three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares of Repsol, which amounted to approximately 5.13% of Repsol’s total shares as of that date. In May 2014 Petróleos Mexicanos cancelled in advance the three equity swaps and converted them into one equity swap. On June 3, 2014, Petróleos Mexicanos cancelled the single equity swap.

As of December 31, 2014, PEMEX’s direct holdings of Repsol shares amounted to approximately 1.45% of Repsol’s total shares and at December 31, 2013, PEMEX’s direct holding of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, amounted to approximately 9.19% of Repsol’s total shares as of that date.

NOTE 9. PERMANENT INVESTMENTS IN ASSOCIATES

The permanent investments in associates as of December 31, 2014 and 2013 were as follows:

		Percentage of investment	December 31
			2014		2013
Deer Park Refining Limited		49.995%	Ps.	7,322,445	Ps.	6,710,317
Gasoductos de Chihuahua, S. de R.L. de C.V.		50.00%		4,778,939		4,051,682
Petroquímica Mexicana de Vinilo, S.A. de C.V.	(i)	44.09%		3,521,924		3,253,978
TAG Norte Holding, S. de R.L. de C.V.	(ii)	50.00%		2,071,825		—
Compañía Mexicana de Exploraciones, S.A. de C.V.	(iii)	60.00%		1,255,742		1,141,065
Sierrita Gas Pipeline LLC	(ii)	35.00%		885,792		—
Frontera Brownsville, LLC		50.00%		546,463		517,945
TAG Pipelines Sur, S. de R.L. de C.V.	(ii)	50.00%		544,201		—
Mexicana de Lubricantes, S.A. de C.V.		49.00%		488,499		488,321
Other—net		Various		598,930		616,193

Total			Ps.	22,014,760	Ps.	16,779,501

(i)	In September 2013, through a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in Petroquímica Mexicana de Vinilo, S.A. de C.V. by Ps. 2,993,531, allowing PEMEX to acquire a 44% interest in Petroquímica Mexicana de Vinilo, S.A. de C.V.
(ii)	New investment in 2014.
(iii)	Compañía Mexicana de Exploraciones, S. A. de C. V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Profit (loss) sharing in associates:

	December 31,
	2014		2013		2012
Deer Park Refining Limited	Ps.	(232,960)	Ps.	(591,472)	Ps.	1,320,180
Gasoductos de Chihuahua, S. de R.L. de C.V.		244,958		475,942		548,765
Sierrita Gas Pipeline LLC		6,478		—		—
Petroquímica Mexicana de Vinilo, S.A. de C.V.		(89,280)		93,853		—
TAG Norte Holding, S. de R.L. de C.V.		(108,126)		—		—
TAG Pipelines Sur, S. de R.L. de C.V.		(57,330)		—		—
Other—net		270,628		728,387		2,928,662

	Ps.	34,368	Ps.	706,710	Ps.	4,797,607

The following tables show condensed financial information of major investments recognized under the equity method:

Condensed Statements of Financial Position

	Deer Park Refining Limited				Gasoductos de Chihuahua, S. de R.L. de C.V.
	December 31,				December 31,
	2014		2013		2014		2013
Total assets	Ps.	27,134,381	Ps.	27,331,336	Ps.	20,877,785	Ps.	9,006,292

Total liabilities	Ps.	12,488,026	Ps.	13,910,702	Ps.	11,319,906	Ps.	902,928
Total equity		14,646,355		13,420,634		9,557,879		8,103,364

Total liabilities and equity	Ps.	27,134,381	Ps.	27,331,336	Ps.	20,877,785	Ps.	9,006,292

Condensed Statements of Comprehensive Income

	Deer Park Refining Limited						Gasoductos de Chihuahua, S. de R.L. de C.V.
	December 31,						December 31,
	2014		2013		2012		2014		2013		2012
Sales and other income	Ps.	11,996,951	Ps.	9,767,622	Ps.	12,240,553	Ps.	2,406,375	Ps.	2,124,812	Ps.	1,984,198
Costs and expenses		12,462,917		10,950,684		9,599,929		1,916,459		1,172,928		886,668

Net result	Ps.	(465,966)	Ps.	(1,183,062)	Ps.	2,640,624	Ps.	489,916	Ps.	951,884	Ps.	1,097,530

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 10. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT

As of December 31, 2014 and 2013 and January 1, 2013, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants		Drilling equipment		Pipelines		Wells		Buildings		Offshore platforms		Furniture and equipment		Transportation equipment		Construction in progress		Land		Unproductive fixed assets		Other fixed assets		Total fixed asset
Investment
Balances as of January 1, 2013	Ps.	709,748,214	Ps.	42,367,106	Ps.	547,236,619	Ps.	1,007,455,697	Ps.	53,439,009	Ps.	319,638,242	Ps.	49,788,285	Ps.	20,590,693	Ps.	105,303,277	Ps.	41,583,171	Ps.	11,148,414	Ps.	27,633	Ps.	2,908,326,360
Acquisitions		29,336,696		3,106,174		5,387,150		62,580,630		1,965,492		5,633,305		3,644,600		3,736,942		134,079,686		1,100,230		1,104,295		4,929		251,680,129
Reclassifications		(6,388,178)		(433,975)		(1,109,962)		(5,474)		3,718,027		—		(1,378,015)		(99,191)		—		(23,662)		264,810		—		(5,455,620)
Capitalization		16,562,679		—		8,985,161		56,891,321		2,043,342		1,115,273		305,668		—		(85,903,444)		—		—		—		—
Impairment		1,650,664		—		—		(26,364,717)		—		—		—		—		(894,782)		—		—		—		(25,608,835)
Disposals		(15,360,225)		—		(2,057,115)		—		(903,509)		(62,212)		(424,245)		(910,757)		(3,154,696)		(301,882)		(2,249,721)		—		(25,424,362)

Balances as of December 31, 2013		735,549,850		45,039,305		558,441,853		1,100,557,457		60,262,361		326,324,608		51,936,293		23,317,687		149,430,041		42,357,857		10,267,798		32,562		3,103,517,672
Acquisitions		23,713,976		1,713,819		4,604,246		47,206,226		955,327		5,867,427		3,602,912		2,200,877		141,566,631		889,450		79,715		1,486,211		233,886,817
Reclassifications		(4,413,133)		(623,772)		964,517		—		3,301,769		(59,381)		(385,362)		305,697		(127,229)		167,016		487,390		(303,270)		(685,758)
Capitalization		16,072,431		—		9,197,666		62,848,040		787,907		5,113,356		35,512		—		(94,183,427)		128,515		—		—		—
Impairment		(1,137,399)		—		(1,972,994)		(19,226,711)		(308,592)		—		—		—		—		—		—		—		(22,645,696)
Disposals		(10,820,292)		—		(136,259)		—		(595,503)		—		(369,649)		(1,822,247)		(868,767)		(729,831)		(9,197)		(631,750)		(15,983,495)

Balances as of December 31, 2014	Ps.	758,965,433	Ps.	46,129,352	Ps.	571,099,029	Ps.	1,191,385,012	Ps.	64,403,269	Ps.	337,246,010	Ps.	54,819,706	Ps.	24,002,014	Ps.	195,817,249	Ps.	42,813,007	Ps.	10,825,706	Ps.	583,753	Ps.	3,298,089,540

Accumulated depreciation and amortization
Balances as of January 1, 2013	Ps.	(284,287,710)	Ps.	(23,066,280)	Ps.	(202,092,704)	Ps.	(559,752,873)	Ps.	(33,723,880)	Ps.	(95,137,552)	Ps.	(32,563,194)	Ps.	(12,334,674)	Ps.	—	Ps.	—	Ps.	(6,633,408)	Ps.	—	Ps.	(1,249,592,275)
Depreciation		(36,154,914)		(2,790,948)		(16,457,891)		(71,831,243)		(1,779,543)		(14,669,152)		(3,468,615)		(1,339,398)		—		—		—		—		(148,491,704)
Reclassifications		2,513,262		358,288		1,290,514		1,153		(84,961)		—		1,230,624		146,740		—		—		—		—		5,455,620
Disposals		8,267,723		—		1,409,767		—		519,279		—		297,756		903,404		—		—		(708,501)		—		10,689,428

Balances as of December 31, 2013		(309,661,639)		(25,498,940)		(215,850,314)		(631,582,963)		(35,069,105)		(109,806,704)		(34,503,429)		(12,623,928)		—		—		(7,341,909)		—		(1,381,938,931)
Depreciation		(38,183,033)		(2,879,780)		(16,640,385)		(64,135,419)		(1,414,222)		(15,143,005)		(3,418,783)		(1,260,160)		—		—				—		(143,074,787)
Reclassifications		735,813		607,072		(179,524)		—		(1,073,720)		26,842		525,701		173,184		—		—		(129,792)		—		685,576
Disposals		7,816,567		—		12,172		—		412,737		—		345,065		899,753		—		—		126,446		—		9,612,740

Balances as of December 31, 2014		(339,292,292)		(27,771,648)		(232,658,051)		(695,718,382)		(37,144,310)		(124,922,867)		(37,051,446)		(12,811,151)		—		—		(7,345,255)		—		(1,514,715,402)

Wells, pipelines, properties, plant and equipment—net as of December 31, 2013	Ps.	425,888,211	Ps.	19,540,365	Ps.	342,591,539	Ps.	468,974,494	Ps.	25,193,256	Ps.	216,517,904	Ps.	17,432,864	Ps.	10,693,759	Ps.	149,430,041	Ps.	42,357,857	Ps.	2,925,889	Ps.	32,562	Ps.	1,721,578,741

Wells, pipelines, properties, plant and equipment—net as of December 31, 2014	Ps.	419,673,141	Ps.	18,357,704	Ps.	338,440,978	Ps.	495,666,630	Ps.	27,258,959	Ps.	212,323,143	Ps.	17,768,260	Ps.	11,190,863	Ps.	195,817,249	Ps.	42,813,007	Ps.	3,480,451	Ps.	583,753	Ps.	1,783,374,138

Depreciation rates		3 to 5%		5%		2 to 7%		—		3 to 7%		4%		3 to 10%		4 to 20%		—		—		—		—		—
Estimated useful lives		20 to 35 years		20 years		15 to 45 years		—		33 to 35 years		25 years		3 to 10 years		5 to 25 years		—		—		—		—		—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

a.	As of December 31, 2014, 2013 and 2012, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 3,997,121, Ps. 2,943,597 and Ps. 2,110,075, respectively.

b.	The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2014, 2013 and 2012, recognized mainly in operating costs, was Ps. 143,074,787, Ps. 148,491,704 and Ps. 140,537,720, respectively, which includes costs related to plugging and abandonment of wells for the years ended December 31, 2014, 2013 and 2012 of Ps. 2,011,027, Ps. 2,000,230 and Ps. 2,053,630, respectively.

c.	As of December 31, 2014 and 2013, provisions relating to future plugging and abandonment costs amounted to Ps. 52,460,749 and Ps. 46,118,080, respectively, and are presented in the “Provisions for sundry credits” line item (see Note 15).

d.	As of December 31, 2014 and 2013, the value in use of the Integral Burgos, Poza Rica and Macuspana projects was unfavorable due to the decline in gas prices in the international market as well as the condition of economic hydrocarbon reserves located at these projects, which resulted in aggregate impairment charges of Ps. (21,199,704) and Ps. (26,364,717), respectively, that were recognized in the consolidated statements of comprehensive income under the cost of sales line item. No impairment charges were recognized in connection with these projects as of December 31, 2012.

As of December 31, 2014 and 2013, Pemex-Petrochemicals recognized impairment charges totaling Ps. (1,445,992) and Ps. (894,782), respectively. As a result of the sale of certain properties and plants of the Pajaritos petrochemical complex by Pemex-Petrochemicals to Petroquímica Mexicana de Vinilo, S.A. de C.V., value in use for the complex was favorable, reducing the impairment charge for previous years by Ps. 1,650,664 as of December 31, 2013.

e.	As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and other hydrocarbons commonly referred to as Round Zero, Pemex-Exploration and Production received temporary assignments of certain asset blocks, some of which may be transferred to third parties in the future. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy. As of December 31, 2014, the aggregate value of the asset blocks that were assigned on a temporary basis to Petróleos Mexicanos as part of Round Zero totals approximately Ps. 71,270,273.

f.	As part of the implementation of the Energy Reform Decree, PEMEX is to transfer to CENAGAS assets and contracts valued at approximately Ps. 34,029,000 in the aggregate as of December 31, 2014. PEMEX will be compensated for these assets pursuant to terms set by the Energy Regulatory Commission.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The value of these assets and contracts is subject to change between the date of these consolidated financial statements and the time at which such assets and contracts are transferred, either due to additional adjustments in valuation or changes in the assets types of assets and contracts to be transferred. The transfer of assets and contracts to CENEGAS may take up to two years.

g.	PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates until 2018.

As of December 31, 2013, PEMEX had entered into certain capital lease arrangements for drilling equipment. These leases expire on various dates over the next 10 years.

As of December 31, 2014 and 2013, assets acquired through these capital leases were as follows:

	2014		2013
Investment in tankers and drilling equipment	Ps.	5,017,002	Ps.	5,017,002
Less accumulated depreciation		(953,152)		(636,276)

	Ps.	4,063,850	Ps.	4,380,726

The liabilities relating to the assets listed above are payable in the years following December 31, 2014 as presented below:

Year	Pesos		U.S. dollars
2015	Ps.	834,989	U.S. $	56,733
2016		834,989		56,733
2017		834,989		56,733
2018		767,210		52,127
2019		271,186		18,425
2020 and thereafter		1,084,743		73,702

		4,628,106		314,453
Less: short-term unaccrued interest		221,879		15,075
Less: long-term unaccrued interest		533,053		36,218

Total capital leases		3,873,174		263,160

Less: current portion of leases (excluding interest)		613,110		41,658

Total long-term capital leases	Ps.	3,260,064	U.S. $	221,502

The capitalized interest expense from financial leases for the years ended December 31, 2014, 2013 and 2012 was Ps. 242,436, Ps. 159,380 and Ps. 214,041, respectively.

The discount rates applied to the calculation of capitalized leases were as follows:

i.	7.96% rate in nominal terms (3.73% in real terms) as of December 31, 2014;

ii.	7.96% rate in nominal terms (3.83% in real terms) as of December 31, 2013; and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

iii.	9.39% rate in nominal terms (5.62% in real terms) as of December 31, 2012.

NOTE 11. OTHER ASSETS

At December 31, 2014 and 2013, the balance of other assets was as follows:

	As of December 31,
	2014		2013
Construction in progress (wells)	Ps.	14,970,904	Ps.	7,892,474
Payments in advance		2,959,819		2,244,450
Other		4,694,541		4,057,786

	Ps.	22,625,264	Ps.	14,194,710

	As of December 31,
	2014		2013
Construction in progress (wells):
Balance at the beginning of the year	Ps.	7,892,474	Ps.	5,306,333
Additions to construction in progress		24,185,826		21,813,041
Deductions against expenses		(9,793,246)		(9,244,399)
Deductions against fixed assets		(7,314,150)		(9,982,501)

Balance at the end of the year	Ps.	14,970,904	Ps.	7,892,474

NOTE 12. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During 2014, the significant financing activities of PEMEX were as follows:

a.	On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000 of its debt securities under its U.S. $32,000,000 Medium-Term Notes Program, Series C in three tranches: (i) U.S. $500,000 of its 3.125% Notes due 2019; (ii) U.S. $500,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (iii) U.S. $3,000,000 of its 6.375% Bonds due 2045.

b.	On January 23, 2014, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program Series C from U.S. $32,000,000 to U.S. $42,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

c.	On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,616,050 of Certificados Bursátiles in the form of global depositary notes (“GDNs”) and (ii) a concurrent offering to the public in Mexico of Ps. 4,883,950 of Certificados Bursátiles not represented by GDNs. The issuance represented the second reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate of Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, or “TIIE”) plus 3.8% for Ps. 2,000,000 due 2019, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for 588,435 UDIs equivalent to Ps. 3,000,000 due 2026. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or Unidades de Inversión (“UDI”) equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d.	On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000 from its revolving credit line, which bears interest at a floating rate linked to the London Interbank Offered Rate (“LIBOR”) plus 0.16%. This drawdown has been renewed on a monthly basis and was outstanding as of December 31, 2014.

e.	On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000 from an export credit agency, which bears interest at a rate of 1.08% and matures in March 2018.

f.	On April 16, 2014, Petróleos Mexicanos issued €1,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos’ U.S. $42,000,000 Medium-Term Notes Program, Series C.

g.	On May 30, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000 from its revolving credit line, which bore interest at a floating rate linked to TIIE and matured on July 2, 2014 and as a result did not affect net indebtedness for the year.

h.	On June 2, 2014, Petróleos Mexicanos obtained loans for U.S. $1,250,000 and U.S. $250,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matured in 2014.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

i.	On July 2, 2014, Petróleos Mexicanos issued Ps. 11,000,000 aggregate principal amount of its Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,353,100, of Certificados Bursátiles in the form of GDNs and (ii) a concurrent offering to the public in Mexico of Ps. 8,646,900 of Certificados Bursátiles not represented by GDNs. The issuance represented the third reopening of its Certificados Bursátiles due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Ps. 4,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: (i) the first at a floating rate due 2019 in an aggregate principal amount of Ps. 1,500,000, which was a reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014 and (ii) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to 487.2 million UDIs equivalent of Ps. 2,500,000, which was a reopening of the same series originally issued on January 30, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program.

j.	On July 25, 2014, Petróleos Mexicanos entered into a syndicated credit facility in the amount of Ps. 26,000,000; the facility bears interest at a floating rate linked to the TIIE plus 95 basis points and matures on July 25, 2024.

k.	On July 29, 2014, Petróleos Mexicanos amended the terms of its revolving credit facility entered into on December 22, 2011 in order to decrease the amount available thereunder from Ps. 10,000,000 to Ps. 3,500,000.

l.	On September 8, 2014, Petróleos Mexicanos amended the terms of its syndicated credit facility entered into on July 26, 2014 in a total amount of Ps. 4,000,000, in order to increase the amount available thereunder from Ps. 26,000,000 to Ps. 30,000,000. On September 10, 2014, Petróleos Mexicanos borrowed the full amount available under this credit facility.

m.	On September 11, 2014, Petróleos Mexicanos issued Ps. 19,999,269 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 3,418,200 of Certificados Bursátiles in the form of GDNs and (ii) a concurrent offering to the public in Mexico of Ps. 16,581,069 of Certificados Bursátiles not represented by GDNs. The issuance represented the fourth reopening of its Certificados Bursátiles due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Certificados Bursátiles in two tranches: (i) one at a floating rate of TIIE plus 0.01% due 2019 in an aggregate principal amount of Ps. 5,000,000, which was the fourth reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014 and (ii) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to 968,671 UDI equivalent of Ps. 5,000,731, which was the second reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

n.	On October 14, 2014, Petróleos Mexicanos issued U.S. $500,000 of notes due 2025, which bear interest at LIBOR for 3 months plus 0.35%. The notes are guaranteed by the Export-Import Bank of the United States.

o.	On October 15, 2014, Petróleos Mexicanos issued U.S. $2,500,000 of debt securities under its U.S. $42,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $1,000,000 of its 4.250% Notes due 2025, and (2) U.S. $1,500,000 of its 5.50% Bonds due 2044, which was the second reopening of its 5.50% Bonds due 2044 originally issued on June 26, 2012 and subsequently reopened on October 19, 2012.

p.	On October 20, 2014, Petróleos Mexicanos issued U.S. $500,000 of notes due 2025, which bear interest at a fixed rate of 2.378%. The notes are guaranteed by the Export-Import Bank of the United States.

q.	On November 14, 2014, Petróleos Mexicanos redeemed the entire outstanding principal amount of (i) U.S. $1,500,000 of its 4.875% Notes due 2015 and (ii) U.S. $234,915 of its 5.750% Notes due 2015. The resources used to redeem these debt securities were derived from the issuance dated October 15, 2014.

r.	On November 19, 2014, Petróleos Mexicanos entered into a revolving credit facility in the amount of Ps. 20,000,000; the facility bears interest at a floating rate linked to the TIIE and matures on November 19, 2019.

s.	On November 27, 2014, Petróleos Mexicanos issued in the Mexican market Ps. 15,000,000 aggregate principal amount of Certificados Bursátiles in three tranches: one at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 8,301,389; the second at a floating rate of TIIE plus 15 basis points due 2020 in an aggregate principal amount of Ps. 5,000,000; and the third at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 325,000,000 UDIs, equivalent to Ps. 1,698,611, which was the third reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014 and September 11, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program.

t.	On December 15, 2014, Petróleos Mexicanos obtained a loan for Ps. 3,500,000 bearing interest at a floating rate.

u.	On December 17, 2014, Petróleos Mexicanos entered into a credit facility in the amount of U.S. $700,000. On December 19, 2014, Petróleos Mexicanos borrowed U.S. $700,000 under this facility.

v.	On December 18, 2014, AGRO obtained a credit line of U.S. $390,000, withdrawals from which bear interest at LIBOR plus 1.40%, and on the same date AGRO withdrew U.S. $228,000, which matures on December 18, 2017.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

w.	On December 19, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000 in two installments, (1) the first for Ps. 5,000,000 and bearing interest at a floating rate of 91 days TIIE plus 125 basis points due 2025 and (2) the second for Ps. 5,000,000 and bearing interest at a floating rate of TIIE plus 95 basis points with quarterly installments due 2025.

x.	On December 23, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000 bearing interest at a floating rate of TIIE plus 85 basis points with quarterly installments due 2025, which matures on March 19, 2025.

y.	From January 1 to December 31, 2014, PMI HBV obtained U.S. $7,075,000 from its revolving credit line and repaid U.S. $7,125,000.

As of December 31, 2014, Petróleos Mexicanos had U.S. $2,500,000 and Ps. 23,500,000 in available lines of credit in order to ensure liquidity, which were fully drawn.

During 2013, the significant financing activities of PEMEX were as follows:

a.	On January 4 and 11, 2013, PMI Trading obtained and repaid, respectively, a loan for U.S. $150,000 bearing interest at 1.0412%.

b.	On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c.	On January 30, 2013, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023. The notes were issued under Petróleos Mexicanos’ U.S. $32,000,000 Medium-Term Notes Program, Series C.

d.	On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

e.	On March 6 and 8, 2013, PMI Trading obtained and repaid, respectively, a loan for U.S. $50,000 bearing interest at 1.4217%.

f.	On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of Certificados Bursátiles due 2017 at a floating rate, which was the first reopening of the securities originally issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or Unidades de Inversión (“UDI”) equivalent Certificados Bursátiles Dual Program.

g.	On April 26, 2013, PMI NASA obtained a loan for U.S. $33,830 bearing interest at 3.80%, which matures on February 22, 2023.

h.	On June 7, 2013, PMI NASA obtained a loan for U.S. $34,278 bearing interest at 3.80%, which matures on April 24, 2023.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

i.	On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of Certificados Bursátiles due 2017 at a floating rate, which was the second reopening of the securities originally issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program.

j.	On June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000 under its revolving credit facility, which was repaid on July 17, 2013.

k.	On July 18, 2013, Petróleos Mexicanos issued U.S. $3,000,000 of its debt securities under Petróleos Mexicanos’ U.S. $32,000,000 Medium-Term Notes Program, Series C in four tranches: (i) U.S. $1,000,000 of its 4.875% Notes due 2024; (ii) U.S. $1,000,000 of its 3.500% Notes due 2018; (iii) U.S. $500,000 of its Floating Rate Notes due 2018; and (iv) U.S. $500,000 of its 6.500% Bonds due 2041, which was the second reopening of its 6.500% Bonds due 2041 originally issued on June 2, 2011 and subsequently reopened on October 18, 2011.

l.	On September 19, 2013, Petróleos Mexicanos issued U.S. $400,000 of notes due 2024, which bear interest at a fixed rate of 2.830%. The notes are guaranteed by the Export-Import Bank of the United States.

m.	On September 19, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 of Certificados Bursátiles due 2019 at a floating rate. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program.

n.	On September 26, 2013, Petróleos Mexicanos issued Ps. 10,400,000 aggregate amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside Mexico of Ps. 1,075,000 of Certificados Bursátiles in the form of GDNs and (2) a concurrent offering to the public in Mexico of Ps. 9,325,000 of Certificados Bursátiles not represented by GDNs. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program.

o.	On September 30, 2013, Petróleos Mexicanos issued U.S. $750,000 of notes due 2024, which bear interest at LIBOR for 3 months plus 0.43%. The notes are guaranteed by the Export-Import Bank of the United States.

p.	On November 4, 2013, Petróleos Mexicanos issued U.S. $350,000 of notes due 2024, which bear interest at a fixed rate of 2.290%. The notes are guaranteed by the Export-Import Bank of the United States.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

q.	On November 27, 2013, Petróleos Mexicanos issued € 1,300,000 of its 3.125% Notes due 2020. These notes were issued under Petróleos Mexicanos’ U.S. $32,000,000 Medium-Term Notes Program, Series C.

r.	On December 11, 2013 Petróleos Mexicanos issued Ps. 8,500,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 1,165,550 of Certificados Bursátiles in the form of GDNs and (ii) a concurrent offering to the public in Mexico of Ps. 7,334,450 of Certificados Bursátiles not represented by GDNs. The issuance represented the first reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 1,100,000 of Certificados Bursátiles due 2019 at a floating rate, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program.

s.	On December 11, 2013, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2016.

t.	On December 19, 2013, Petróleos Mexicanos borrowed Ps. 10,000,000 from a revolving credit facility, which it repaid on December 30, 2013.

u.	On December 27, 2013, Petróleos Mexicanos borrowed U.S. $135,000 from its revolving credit facility, which it repaid on January 27, 2014.

v.	From January 1 to December 31, 2013, PMI HBV obtained U.S. $5,793,000 from its revolving credit line and repaid U.S. $6,143,000.

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

•	The sale of substantial assets essential for the continued operations of its business.

•	The incurrence of liens against its assets.

•	Transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of December 31, 2014 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

As of December 31, 2014, long-term debt was as follows:

			December 31, 2014
			Pesos		Foreign currency
	Rate of interest(1)	Maturity	(thousands)		(thousands)
U.S. dollars:
Bonds	Fixed from 1.7 % to 9.5% and LIBOR plus 0.43% to 2.02%	Various to 2045	Ps.	533,456,119	36,245,150
Purchasing loans	LIBOR plus 0.4% to 0.5%	Various to 2014		36,795,000	2,500,000
Project financing	Fixed from 2.45% to 5.45% and LIBOR plus .01% to 1.71%	Various to 2022		70,558,213	4,794,008
Direct loans	Fixed at 5.44% and LIBOR plus 1.0% to 1.20%	Various to 2018		24,959,247	1,695,831
Syndicated loans	LIBOR plus 0.8% and 1%	Various to 2016		29,436,000	2,000,000
Bank loans	Fixed from 3.5% to 5.28%	Various to 2022		4,076,281	276,959
Financial leases (Note 10(g))	Fixed from 0.37% to 1.99%	Various to 2023		3,873,174	263,159

Total financing in U.S. dollars			Ps.	703,154,034	47,775,107

Euros:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	Ps.	94,932,763	5,304,804
Secured loan	EURIBOR plus 5.37%	Various to 2014
Project financing	Fixed at 2%	Various to 2016		68	4

Total financing in Euros			Ps.	94,932,831	5,304,808

Japanese yen:
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	Ps.	11,533,800	94,500,615
Project financing	Fixed at 2.90% and Prime Rate yen plus 1% to 2%	Various to 2017		2,186,357	17,913,617

Total financing in yen			Ps.	13,720,157	112,414,232

Pesos:
Certificados bursátiles	Mexican Federal Treasury Certificates (“Cetes”) plus 0.57%, TIIE(1) less 0.07% to 0.7%, and fixed at 7.19% to 9.91%	Various to 2024	Ps.	174,226,161
Direct loans	Fixed at 6.55% and TIIE plus 0.55% to 2.4%	Various to 2022		24,186,813
Syndicated loans	TIIE plus 0.95	Various to 2024		29,005,374
Revolved loans	TIIE plus 0.55	To 2015		23,500,000

Total financing in pesos			Ps.	250,918,348

Unidades de Inversión Certificados bursátiles	Zero rate and Fixed at 3.02% to 4.2%	Various to 2028		40,932,604

Other currencies:
Bonds	Fixed from 2.5% to 8.25%	Various to 2022		14,223,278

Total principal in pesos(2)				1,117,881,252
Plus: accrued interest				13,671,738
Notes payable to contractors(3)				11,697,513

Total principal and interest				1,143,250,503
Less: short-term maturities				125,006,395
Current portion of notes payable to contractors(3)				7,188,084
Accrued interest				13,671,738

Total short-term debt				145,866,217

Long-term debt (Note 13(c))			Ps.	997,384,286

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

As of December 31, 2013, long-term debt was as follows:

			December 31, 2013
	Rate of interest(1)	Maturity	Pesos (thousands)		Foreign currency (thousands)
U.S. dollars:
Bonds	Fixed from 1.7 % to 9.5% and LIBOR plus 0.43% to 2.02%	Various to 2045	Ps.	407,719,934	31,179,592
Purchasing loans	LIBOR plus 0.4% to 0.5%	Various to 2014		12,520	957
Project financing	Fixed from 2.45% to 5.45% and LIBOR plus .01% to 1.71%	Various to 2022		75,603,945	5,781,665
Direct loans	Fixed 1.457% to 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018		10,981,118	839,760
Syndicated loans	LIBOR plus 0.8% and 1.0%	Various to 2016		27,918,337	2,135,001
Bank loans	Fixed from 3.5% to 5.28%	Various to 2022		4,032,468	308,375
Financial leases	Fixed from 0.38% to 1.99%	Various to 2023		3,949,905	302,061

Total financing in U.S. dollars			Ps.	530,218,227	40,547,411

Euros:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	Ps.	78,073,403	4,332,742
Secured loan	EURIBOR plus 5.37%	Various to 2014		4,779,802	265,259
Project financing	Fixed at 2%	Various to 2016		569	32

Total financing in Euros			Ps.	82,853,774	4,598,033

Japanese yen:
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023		11,703,000	94,000,000
Direct loans	LIBOR yen plus 0.71%	Various to 2014		2,608,275	20,950,000
Project financing	Fixed at 2.90% and Prime Rate yen plus 1% to 2%	Various to 2017		3,346,571	26,880,086

Total financing in yen			Ps.	17,657,846	141,830,086

Pesos:
Certificados bursátiles	Cetes 0.57%, TIIE(1) less 0.07% to 0.7%, and fixed at 7.65% and 9.91%	Various to 2024		132,159,337
Direct loans	Fixed from 5.04% and 6.55% and TIIE plus 0.55% to 2.4%	Various to 2022		6,479,741

Total financing in pesos			Ps.	138,639,078

Unidades de Inversión Certificados bursátiles	Zero rate and Fixed at 3.02% to 4.2%	Various to 2028		26,746,411

Other currencies
Bonds	Fixed from 2.5% to 8.25%	Various to 2022		21,031,855

Total principal in pesos(2)			Ps.	817,147,191
Plus: accrued interest				9,815,002
Notes payable to contractors(3)				14,278,221

Total principal and interest				841,240,414

Less: short-term maturities				72,450,283
Current portion of notes payable to contractors(3)				8,411,658
Accrued interest				9,815,002

Total short-term debt				90,676,943

Long-term debt (Note 13(c))			Ps.	750,563,471

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

	2015		2016		2017		2018		2019		2020 and thereafter		Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2014, for each of the years ending December 31,	Ps.	145,866,216	Ps.	94,092,560	Ps.	78,718,092	Ps.	87,071,447	Ps.	90,856,363	Ps.	646,645,825	Ps.	1,143,250,503

	2014(i)		2013(i)
Changes in total debt:
At the beginning of the year	Ps.	841,240,414	Ps.	786,858,600
Loans obtained		426,607,422		241,939,473
Debt payments		(207,455,492)		(191,146,091)
Interest paid		3,661,146		2,170,843
Foreign exchange		78,884,717		3,308,299
Expenses related to debt issuance		312,296		(1,890,710)

At the end of the year	Ps.	1,143,250,503	Ps.	841,240,414

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.

(1)	As of December 31, 2014 and 2013, the rates were as follows: 3 month LIBOR of 0.2556 % and 0.2461%, respectively; 6 month LIBOR of 0.3628% and 0.348%, respectively; the prime rate in Japanese yen, 1.475%, for the two years; TIIE rate of 3.3205% and 3.795%, respectively, for 28 days; TIIE rate of 3.3245% and 3.8045%, respectively, for 91 days; Cetes rate of 2.74% and 3.18%, respectively, for 28 days; Cetes rate of 2.94% and 3.45%, respectively, for 91 days; Cetes rate of 3.01% and 3.55%, respectively, for 182 days.

(2)	Includes financing from foreign banks of Ps. 798,484,400 and Ps. 631,954,650, as of December 31, 2014 and 2013, respectively.

(3)	The total amounts of notes payable to contractors as of December 31, 2014 and 2013, current and long-term, are as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

	December 31,
	2014		2013
Total notes payable to contractors(a)(b)	Ps.	11,697,513	Ps.	14,278,221
Less: current portion of notes payable to contractors		7,188,084		8,411,658

Notes payable to contractors (long-term)	Ps.	4,509,429	Ps.	5,866,563

(a)	PEMEX has entered into FPWCs pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2014 and 2013, PEMEX had an outstanding amount payable of Ps. 8,815,484 and Ps. 11,387,225, respectively.
(b)	During 2007, Pemex-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading (“FPSO”) vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2014 and 2013, the outstanding balances owing to the contractor were Ps. 2,882,029 (U.S. $195,817) and Ps. 2,890,996 (U.S. $221,084), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	U.S. $
2015	U.S. $	25,267
2016		25,267
2017		25,267
2018		25,267
2019		25,267
2020 and thereafter		69,482

Total	U.S. $	195,817

(4)	As of December 31, 2014 and 2013, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	December 31,
	2014		2013
U.S. dollar	Ps.	14.7180	Ps.	13.0765
Japanese yen		0.1227		0.1245
Pounds sterling		22.9483		21.6560
Euro		17.8103		18.0194
Swiss francs		14.8122		14.7058
Canadian dollar		12.7061		12.3076
Australian dollar		12.0437		11.6982

NOTE 13. FINANCIAL INSTRUMENTS

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

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

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report and value at risk (VaR) computation; and VaR limits, both at a global and business unit level, and the implementation of stop loss mechanisms. In addition, PMI-TRD also has its own risk management subcommittee which supervises the trading of DFIs.

(a) Risk Management

I.	Market Risk

Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2014, approximately 27.7% of PEMEX’s total net debt outstanding consisted of floating rate debt.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2014, PEMEX was a party to two interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $1,250,000 at a weighted average fixed interest rate of 2.41% and a weighted average term of 9.60 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI-NASA has executed interest rate swap agreements denominated in U.S. dollars for an outstanding aggregate notional amount of U.S. $115,059, at a weighted average fixed interest rate of 4.16% and a weighted average term of 7.4 years.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Moreover, PEMEX makes investments in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX’s obligations payable in pesos and U.S. dollars.

The investments made through PEMEX’s portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

Exchange Rate Risk

A significant amount of PEMEX’s revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX’s revenues from domestic sales of gasoline and diesel net of the IEPS Tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of liquefied petroleum gas (LPG), which are priced in pesos and represent less than 5% of PEMEX’s revenues.

PEMEX’s expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices, and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX’s capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX’s financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX’s revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX’s debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX’s cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos, subject to market conditions. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar, which are each swapped against the U.S. dollar, and UDIs, which are swapped against the peso.

During 2014, PEMEX entered into cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros, for an aggregate notional amount of U.S. $1,388,400. In 2013, PEMEX entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros and the inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of U.S. $2,028,701.

Most of PEMEX’s cross-currency swaps are plain vanilla except for one swap entered into in 2004 to hedge its exposure to euro, with termination date in 2016. This swap is referred to as an “extinguishing swap” and was obtained in order to hedge long-term obligations. The main characteristic of extinguishing swaps is that these DFIs terminate upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation by either party. This swap has a notional amount of U.S. $1,146,410.

PEMEX recorded a total net foreign exchange loss of Ps. 76,999,161 in 2014, as compared to a total net foreign exchange loss of Ps. 3,951,492 in 2013 and to a total net foreign exchange gain of Ps. 44,845,661 in 2012, which includes the unrealized foreign exchange (loss) gain associated with debt of Ps. (78,884,717), Ps. (3,308,299) and Ps. 40,561,861 for the years ended December 31, 2014, 2013 and 2012, respectively. The depreciation of the peso caused a total net foreign exchange loss because a significant part of PEMEX’s debt (77.8% as of December 31, 2014) is denominated in foreign currency. Unrealized foreign exchange (losses) and gains do not impact PEMEX’s cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect PEMEX’s ability to meet U.S. dollar-denominated financial obligations and improves PEMEX’s ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase PEMEX’s peso debt service costs on a U.S. dollar basis. PEMEX’s foreign exchange loss in 2014 was due to the depreciation of the peso, from Ps. 13.0765 = U.S. $1.00 on December 31, 2013 to Ps. 14.7180 = U.S. $1.00 on December 31, 2014. PEMEX’s foreign exchange loss in 2013 was due to the depreciation of the peso, from Ps. 13.0101 = U.S. $1.00 on December 31, 2012 to Ps. 13.0765 = U.S. $1.00 on December 31, 2013. PEMEX’s foreign exchange gain in 2012 was due to the effect of a 7.0% appreciation of the peso (from Ps. 13.9904 = U.S. $1.00 on January 1, 2012 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012).

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company’s total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company’s functional currency.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

As of December 31, 2013, PMI-HBV had outstanding euro-dollar exchange rate forwards which were executed in order to hedge its financing operations denominated in euros. These trades expired in 2014.

Finally, a significant amount of PMI Trading’s income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading’s exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

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

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to 2014.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Pemex-Gas and Basic Petrochemicals’ domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps. During 2013 and 2014, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs of this type.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

Risks Relating to the Portfolio of Third-Party Shares

PEMEX held a synthetic long position on 67,969,767 shares of Repsol, with the objective of maintaining corporate and economic rights over these shares. PEMEX accomplished this by using a total return swap under which PEMEX paid variable amounts and received a total return on the Repsol shares. Under these DFI, PEMEX was entitled to any capital gains associated with the Repsol shares and agreed to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate. On June 3, 2014, PEMEX made an early termination of its DFI. Following this termination, Petróleos Mexicanos no longer directly participates in Repsol, S.A.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in each of 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. All of the corresponding DFIs expired in 2012, 2013 and 2014; hence, no DFIs relating to these shares remain outstanding as of December 31, 2014. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

As of December 31, 2014, PMI HBV owned 19,557,003 Repsol, S.A. shares. These shares have no related DFI.

Market Risk Quantification

The quantification of market risk exposure in PEMEX’s financial instruments is presented below, in accordance with the applicable international risk management practices.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

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

As of December 31, 2014, the VaR of PEMEX’s investment portfolios was Ps. (67.4) for the Peso Treasury Portfolio, Ps. 0 for the Fondo Laboral Pemex Portfolio (“FOLAPE”), Ps. (47.5) for the Fideicomiso de Cobertura Laboral y de Vivienda Portfolio (“FICOLAVI”), and U.S. $0 for the U.S. Dollar Treasury Portfolio.

In addition to the exposure to interest rate fluctuations of the DFIs in which PEMEX is obligated to pay floating rates, PEMEX’s DFIs are exposed to mark-to-market (MtM) volatility as a result of changes in the interest rate curves used in their valuation.

Interest rate risk quantification was calculated for DFIs in conjunction with the interest rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX’s DFIs and debt portfolio to a parallel shift of 10 basis points (bp) over the zero coupon rate curves. For the debt portfolio, interest rate risk sensitivity was calculated taking into account both the DFI interbank market yield curves and the PEMEX curves (which were also used to estimate the debt portfolios’ fair value). These metrics were calculated solely for informational purposes and are not used for portfolio management purposes because PEMEX does not intend to prepay its debt or terminate its DFIs early. Therefore, there is no interest rate risk arising from fixed rate obligations.

INTEREST RATE and CURRENCY DFIs

Interest Rate Sensitivity to + 10 bp

	Interbank Yield Curves			PEMEX Curves Sensitivity Debt
Currency	Sensitivity Debt	Sensitivity DFIs	Sensitivity Net
AUD	296,021	(296,021)	—	287,190
CHF	1,423,683	(1,423,683)	—	1,315,506
Euro	46,702,364	(46,702,368)	(5)	38,443,088
Pound sterling	4,951,479	(4,951,479)	—	4,266,948
Yen	3,078,996	(3,078,996)	—	2,585,881
Peso	48,991,865	4,760,153	53,752,017	45,727,709
UDI	19,092,568	(10,801,196)	8,291,372	17,689,064
U.S. dollar	524,085,745	48,510,382	572,596,127	328,973,950
			*Amounts in U.S. dollars

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2014, 2013 and 2012, in which PEMEX assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

At December 31, 2014, 2013 and 2012, had market interest rates been 25 basis points higher, with all other variables remaining constant, net income for the year would have been Ps. 7,297,773, Ps. 4,993,915 and Ps. 5,319,309 lower for December 31, 2014, 2013 and 2012, respectively, primarily as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, net income for the year would have been Ps. 7,297,773, Ps. 4,993,915 and Ps. 5,319,309 greater at December 31, 2014, 2013 and 2012, respectively, primarily as a result of a decrease in interest expense.

Exchange rate risk quantification

The investments of PEMEX’s portfolios do not face foreign exchange risk because the funds of such portfolios are used to meet obligations in pesos and U.S. dollars.

Currency DFIs are entered into in order to hedge exchange rate risk arising from debt flows in currencies other than pesos and U.S. dollars or inflation risk arising from debt flows in UDIs. However, due to the accounting treatment, net income is exposed to mark-to-market volatility as a result of changes in the exchange rates used in their valuation.

Exchange rate risk quantification was calculated for DFIs in conjunction with the exchange rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX’s DFIs and debt portfolio to an increase of 1% to the exchange rates of currencies against the U.S. dollar. For the debt portfolio, exchange rate risk sensitivity was calculated taking into account both, interbank market yield curves and the PEMEX curves. In addition, the table shows the one-day horizon historical VaR of the remaining open position, with a confidence level of 95%, over a period of one year. These metrics were calculated solely for informational purposes. Nevertheless, in order to carry out management activities related to its debt portfolio, PEMEX periodically conducts quantitative analyses in order to estimate the exchange rate risk exposure generated by its debt issuances. Based on these analyses, PEMEX has elected to enter into DFIs as an exchange rate risk mitigation strategy.

INTEREST RATE and CURRENCY DFIs

	Interbank Yield Curves				PEMEX Curves 1% Debt
Currency	1% Debt	1% DFIs	1% Net	VaR 95% Net
AUD	(1,371,789)	1,371,789	—	—	(1,339,697)
CHF	(3,462,020)	3,462,020	—	—	(3,235,075)
Euro	(82,197,968)	82,197,921	(48)	(24)	(73,149,233)
Pound sterling	(8,304,635)	8,304,635	—	—	(7,385,927)
Yen	(10,492,781)	10,492,781	—	—	(9,935,423)
Peso	(180,007,826)	(17,502,802)	(197,510,628)	(105,540,719)	(176,179,220)
UDI	(27,529,285)	18,456,627	(9,072,658)	(5,135,248)	(26,045,851)

*Amounts in U.S. dollars

As shown in the table above, DFIs mitigate 100% of the exchange rate risk derived from debt denominated in currencies other than pesos and U.S. dollars.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2014, 2013 and 2012, in which PEMEX assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2014, 2013 and 2012, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps. 70,280,300, Ps. 55,137,410 and Ps. 59,026,725 lower, respectively, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, net income for the year would have increased by Ps. 70,280,300, Ps. 55,137,410 and Ps. 59,026,725, respectively, primarily as a result of the decrease in exchange rate losses.

Quantification of risks related to third-party shares

Shares are exposed to price risk and euro/U.S. dollar exchange rate risk. The quantification of these risks was carried out using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year, of Repsol’s share price in euros converted to U.S. dollars. In addition, the MtM sensitivity to an increase of 1% in the euro/U.S. dollar exchange rate is provided for informational purposes. These metrics are not considered for portfolio management purposes because the investment in shares of Repsol has a strategic, non-financial purpose.

EQUITY DFIs

		Equity Risk		FX Risk
Currency	Shares	Shares Value	VaR EQ	1%
Euro	19,557,003	367,887,867	(7,365,204)	367,795
			*Amounts in U.S. dollars

Hydrocarbon price risk quantification

Pemex-Gas and Basic Petrochemicals occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2014, Pemex-Gas and Basic Petrochemicals natural gas DFI portfolio had no market risk exposure.

Market risk exposure is measured using the 20-day Delta-Gamma VaR methodology, with a confidence level of 95%, based on 500 daily observations; VaR and Capital at Risk (CaR) are monitored and mitigated by pre-established limits.

It should be noted that sensitivity analyses were not carried out for other financial instruments, such as accounts receivable and payable (as defined in the financial reporting standards). Such accounts are cleared in short term, and therefore market risk is considered to be nonexistent. Most of these accounts are related to hydrocarbon prices.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

PMI Trading’s global average VaR associated with commodities market risk was U.S. $(15,007) as of December 31, 2014. This VaR was calculated using the historical method with a 99% confidence level, two-year history and a one-day horizon. The minimum VaR recorded on the year was U.S. $(4,554) (registered on December 12, 2014) and the maximum VaR recorded on the year was U.S. $(25,396) (registered on September 26, 2014). As of December 31, 2014, the global VaR was U.S. $(12,194).

II. Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and calculates the credit risk exposure for its DFIs. In addition, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in four cross-currency swaps during 2013 and three cross currency swaps during 2014. These swaps were used to hedge the exchange rate exposure to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. In addition, during 2014 PEMEX entered into three cross-currency swaps in euros with these characteristics.

According to IFRS 13, “Fair Value Measurement,” the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

In addition, in order to estimate the credit exposure to each financial counterparty, the potential future exposure was calculated by projecting the risk factors used in the valuation of each DFI in order to calculate the MtM for different periods, taking into account any credit risk mitigation provisions.

The current and potential exposures, aggregated by credit rating, are as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A+	0	0	0	0	102	0	0
A	0	1	25	27	19	17	0
A-	0	61	99	91	86	83	0
BBB+	37	123	235	250	141	21	25
BBB	0	233	534	691	420	376	393
					* In millions of U.S. dollars

Moreover, PEMEX faces credit risk derived from its investments. As of December 31, 2014, the notional amounts of investments in domestic currency, organized by the credit ratings of the issuances, were as follows:

Credit Rating of Issuances*	Notional Amount (In millions of pesos)
mxAAA	36.25

*	Minimum S&P, Moody’s and Fitch credit rating.
National Credit Rating Scale.
Does not include investments in Mexican Government bonds.

The table above does not include domestic currency Mexican Government bonds because these issuances are considered not to carry default risk in this currency.

As of December 31, 2014, PEMEX held an investment in a note linked to United Mexican States’ credit risk that was issued by a U.S. financial institution with a BBB credit rating. This note matures in June 2016 and has a face value of U.S. $108,000. PEMEX periodically monitors the issuer’s credit rating, as well as the credit rating of the underlying assets, in order to quantify its exposure to the note’s embedded credit risk.

Furthermore, by means of its credit guidelines for DFI operations, Pemex-Gas and Basic Petrochemicals has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals’ customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement. Since October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, rights to collateral are exercised and, if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made. The board of directors of Pemex-Gas and Basic Petrochemicals approves Pemex-Gas and Basic Petrochemicals’ credit regulatory framework.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

As of December 31, 2014, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of Pemex-Gas and Basic Petrochemicals.

As of December 31, 2014, Pemex-Gas and Basic Petrochemicals had open DFIs with 24 customers, of which 23 are industrial customers (96%), 0 are distributors (0%), and one is both an industrial customer and a distributor (4%). Of the total volume (in millions of British thermal units or MMBtu) of DFIs, industrial customers represented 98% and the customer belonging to both categories represented 2%.

As of December 31, 2014 and 2013, Pemex-Gas and Basic Petrochemicals, through its subsidiary Mex Gas Supply, S.L., had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices maintained levels below the strike price, which has kept the credit limits within the set limits; and (ii) when certain DFIs matured, Pemex-Gas and Basic Petrochemicals had used domestic customers’ payments to meet its international obligations.

The potential future exposure of Mex Gas Supply, S.L.’s DFI portfolio was calculated in a manner analogous to the analysis of Petróleos Mexicanos’ DFI positions. The current and potential exposure, aggregated by credit rating, is as follows:

Maximum Credit Exposure by term in Pemex-Gas and Basic Petrochemicals

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A	0.04	0.8	0.3	0.0	0.0	0.0	0.0
A-	0.07	0.3	0.3	0.0	0.0	0.0	0.0
BBB+	0.02	1.0	0.2	0.0	0.0	0.0	0.0
BBB	0.001	0.01	0.0	0.0	0.0	0.0	0.0
* In millions of U.S. dollars

PMI Trading’s credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-Clearport.

III. Liquidity Risk

Through its debt planning and U.S. dollar selling operations, PEMEX currently preserves cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations.

In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 3,500,000 and Ps. 20,000,000 with expiration dates in December 2015 and November 2019, respectively; and two others that each provide access to U.S. $1,250,000 with expiration dates in December 2016 and October 2017, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Finally, the investment strategies of PEMEX’s portfolios are structured by selecting horizons that consider each currency’s cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or “in-house bank,” which provides access to a syndicated credit line for up to U.S. $700,000 and cash surplus capacity in the custody of the centralized structure. In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions for up to U.S. $600,000.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company’s board of directors.

The following tables show the cash flow maturities as well as the fair value of PEMEX’s debt and DFI portfolios as of December 31, 2014 and 2013. It should be noted that:

•	For debt obligations, these tables present principal cash flow and related weighted average interest rates for fixed rate debt.

•	For interest rate and cross currency swaps, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.

•	Weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date.

•	For natural gas DFIs, volumes are presented in MMBtu, and fixed average and strike prices are presented in U.S. dollars per MMBtu.

•	A DFI’s fair value includes CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform.

•	For PMI Trading, prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others.

•	Fair value is calculated internally, by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency.

•	For all instruments, tables are based on the contract terms in order to determine the future cash flows that are categorized by expected maturity dates.

•	This information is presented in thousands of pesos (except as noted).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flow’s Maturities as of December 31, 2014(1)

	Year of expected maturity date
	2015	2016	2017	2018	2019	2020 and thereafter	Total carrying value	Fair value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	16,728,447	9,754,046	8,932,318	66,056,363	43,283,777	399,972,649	544,727,601	597,587,661
Average interest rate (%)							5.4507%
Fixed rate (Japanese yen)	1,111,829	716,360	358,168			3,681,000	5,867,357	6,421,171
Average interest rate (%)							3.0135%
Fixed rate (Pounds)	—	—	—	—	—	7,986,601	7,986,601	10,870,607
Average interest rate (%)							8.2500%
Fixed rate (pesos)	9,500,000	7,499,440	—	—	—	98,350,797	115,350,237	121,070,263
Average interest rate (%)							7.7995%
Fixed rate (UDIs)	—	—	—	—	16,409,158	24,523,446	40,932,604	38,334,284
Average interest rate (%)							3.6724%
Fixed rate (euros)	46	15,138,824	21,288,275	—	—	58,505,732	94,932,831	107,661,041
Average interest rate (%)							4.7485%
Fixed rate (Swiss Francs)	—	—	—	—	4,435,390	—	4,435,390	4,761,383
Average interest rate (%)							2.5000%
Fixed rate (Australian dollars)	—	—	1,801,286	—	—	—	1,801,286	1,971,766
Average interest rate (%)	—	—	—	—	—	—	6.1250%	—

Total fixed rate debt	27,340,322	33,108,623	32,380,048	66,056,363	64,128,326	593,020,226	816,033,908	888,678,175

Variable rate (U.S. dollars)	67,764,296	45,481,570	18,479,304	16,551,669	7,677,480	14,169,627	170,123,946	169,384,354
Variable rate (Japanese yen)	—	—	—	—	—	7,852,800	7,852,800	8,201,784
Variable rate (euros)	—	—	—	—	—	—	—	—
Variable rate (pesos)	37,089,861	15,502,367	27,858,740	4,463,415	19,050,557	31,603,172	135,568,111	138,230,313

Total variable rate debt	104,854,156	60,983,937	46,338,044	21,015,084	26,728,037	53,625,599	313,544,857	315,816,451

Total debt	132,194,479	94,092,560	78,718,092	87,071,447	90,856,363	646,645,825	1,129,578,765	1,204,494,626

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2014 of: Ps. 14.7180 = U.S. $1.00; Ps. 0.1227 = 1.00 Japanese yen; Ps. 22.9483 = 1.00 Pound sterling; Ps. 5.270368 = 1.00 UDI; Ps. 17.8103 = 1.00 euro; Ps. 14.8122 = 1.00 Swiss Franc; and Ps. 12.0437 = 1.00 Australian dollar.

Source: PEMEX

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flow’s Maturities as of December 31, 2013(1)

	Year of Expected Maturity Date
	2014	2015	2016	2017	2018	2019 and Thereafter	Total Carrying Value	Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	18,827,853	30,599,245	8,012,990	7,282,939	54,091,020	304,856,256	423,670,303	447,282,809
Average Interest Rate (%)	—	—	—	—	—	—	5.4470%
Fixed rate (Japanese yen)	1,128,140	1,128,140	726,869	363,422	—	3,735,000	7,081,571	7,714,998
Average Interest Rate (%)	—	—	—	—	—	—	2.9070%
Fixed rate (Pounds)	—	—	—	—	—	7,528,128	7,528,128	10,022,857
Average Interest Rate (%)	—	—	—	—	—	—	8.2500%
Fixed rate (pesos)	—	9,500,000	7,498,990	—	—	51,230,219	68,229,209	72,738,704
Average Interest Rate (%)	—	—	—	—	—	—	8.1873%
Fixed rate (UDIs)	—	—	—	—	—	26,746,411	26,746,411	25,295,383
Average Interest Rate (%)	—	—	—	—	—	—	3.6143%
Fixed rate (euros)	500	46	15,316,513	21,511,809	—	41,245,103	78,073,971	88,219,672
Average Interest Rate (%)	—	—	—	—	—	—	4.9780%
Fixed rate (Swiss Francs)	7,352,900	—	—	—	—	4,403,283	11,756,183	12,200,636
Average Interest Rate (%)	—	—	—	—	—	—	3.1255%
Fixed rate (Australian dollars)	—	—	—	1,747,544	—	—	1,747,544	1,917,297
Average Interest Rate (%)	—	—	—	—	—	—	6.1250%	—

Total fixed rate debt	27,309,393	41,227,431	31,555,362	30,905,714	54,091,020	439,744,400	624,833,320	665,392,357

Variable rate (U.S. dollars)	25,497,804	14,778,763	38,952,740	12,424,670	13,994,202	15,177,965	120,826,144	123,407,193
Variable rate (Japanese yen)	2,608,275	—	—	—	—	7,968,000	10,576,275	10,995,410
Variable rate (euros)	4,779,803	—	—	—	—	—	4,779,803	5,041,659
Variable rate (pesos)	20,666,667	9,118,368	11,094,119	23,442,426	—	6,088,290	70,409,870	71,159,977

Total variable rate debt	53,552,549	23,897,131	50,046,859	35,867,096	13,994,202	29,234,255	206,592,092	210,604,238

Total Debt	80,861,942	65,124,562	81,602,221	66,772,810	68,085,222	468,978,655	831,425,412	875,996,595

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2013 of: Ps. 13.0765 = U.S. $1.00; Ps. 0.1245 = 1.00 Japanese yen; Ps. 21.6560 = 1.00 Pound sterling; Ps. 5.058731 = 1.00 UDI; Ps. 18.0194 = 1.00 euro; Ps. 14.7058 = 1.00 Swiss Franc; and Ps. 11.6982 = 1.00 Australian dollar.

Source: PEMEX

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flow’s Maturities from Derivative Financial Instruments Held or Issued for Purposes

Other than Trading as of December 31, 2014(1)(2)

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(3)
	2015	2016	2017	2018	2019	Thereafter
Hedging Instruments(2)(4)
Interest Rate DFIs
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	1,668,708	2,045,007	2,053,963	2,063,326	2,073,034	9,359,006	19,263,046	(257,303)
Average pay rate	1.28%	1.78%	2.51%	2.95%	3.11%	3.25%	n.a.	n.a.
Average receive rate	2.38%	2.39%	2.38%	2.38%	2.38%	2.39%	n.a.	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	—	—	—	—	—	—	—	—
Average pay rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Average receive rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Currency DFIs
Cross-Currency Swaps
Receive euros/ Pay U.S. dollars	—	16,872,862	25,284,126	—	—	66,034,677	108,191,665	(11,254,375)
Receive Japanese yen/Pay U.S. dollars	1,211,734	758,874	379,428	—	—	16,157,337	18,507,373	(5,064,532)
Receive Pounds sterling/Pay U.S. dollars	—	—	—	—	—	9,367,374	9,367,374	61,391
Receive UDI/Pay pesos	—	—	—	—	16,105,371	10,069,386	26,174,756	1,002,353
Receive Swiss francs/Pay U.S. dollars	—	—	—	—	4,835,719	—	4,835,719	(306,266)
Receive Australian dollars/Pay U.S. dollars	—	—	2,017,838	—	—	—	2,017,838	(82,070)
Exchange Rate Forward
Receive euros/ Pay U.S. dollars	—	—	—	—	—	—	—	—

	(in thousands of shares)						(nominal pesos)
Equity DFIs
Equity Options on Repsol shares	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Non-Hedging Instruments	—	—	—	—	—	—	—	—
Equity DFIs	—	—	—	—	—	—	—	—
Equity Swaps on Repsol shares	—	—	—	—	—	—	—	—

Notes: n.a. = not applicable.

Numbers may not total due to rounding.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2014 of: Ps. 14.7180 = U.S. $1.00 and Ps. 17.8103 = 1.00 euro.
(2)	PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to PEMEX.
(4)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.
Source:	PEMEX

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flow’s Maturities from Derivative Financial Instruments Held or Issued for Purposes

Other than Trading as of December 31, 2013(1) (2)

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(3)
	2014	2015	2016	2017	2018	Thereafter
Hedging Instruments(2)(4)
Interest Rate DFIs
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	903,252	1,155,684	1,163,103	1,171,060	1,179,378	5,907,161	11,479,638	36,019
Average pay rate	4.31%	3.80%	3.88%	3.96%	4.04%	3.51%	n.a.	n.a.
Average receive rate	1.66%	1.46%	2.64%	4.17%	5.36%	6.03%	n.a.	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	—	—	—	—	—	—	—	—
Average pay rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Average receive rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Currency DFIs
Cross-Currency Swaps
Receive euros/ Pay U.S. dollars	—	—	13,449,180	22,464,185	—	41,205,171	77,118,535	1,153,442
Receive Japanese yen/Pay U.S. dollars	3,691,887	1,076,589	674,237	337,110	—	14,355,308	20,135,132	(3,016,981)
Receive Pounds sterling/Pay U.S. dollars	—	—	—	—	—	8,322,630	8,322,630	90,303
Receive UDI/Pay pesos	—	—	—	—	—	26,174,756	26,174,756	434,082
Receive Swiss francs/Pay U.S. dollars	6,257,431	—	—	—	—	4,296,391	10,553,822	1,132,123
Receive Australian dollars/Pay U.S. dollars	—	—	—	2,032,873	—	—	2,032,873	(178,770)
Exchange Rate Forward
Receive euros/ Pay U.S. dollars	4,800,666	—	—	—	—	—	4,800,666	158,144

	(in thousands of shares)						(nominal pesos)
Equity DFIs
Equity Options on Repsol shares	19,068	—	—	—	—	—	19,068	101,458
Non-Hedging Instruments
Equity DFIs
Equity Swaps on Repsol shares	67,970	—	—	—	—	—	67,970	545,379

Note: n.a. = not applicable.

Numbers may not total due to rounding.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2013 of: Ps. 13.0765 = U.S. $1.00 and Ps. 18.0194 = 1.00 euro.
(2)	PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to PEMEX. These values include CVA.
(4)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.
Source:	PEMEX

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Foreign currency embedded derivatives

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2014, 2013 and 2012, PEMEX did not recognize any foreign currency embedded derivatives.

Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39, “Financial Instruments Recognition and Measurement” (“IAS 39”) for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income—net” line item in the consolidated statement of comprehensive income.

As of December 31, 2014 and 2013, the net fair value of PEMEX’s DFIs was Ps. (15,897,184) and Ps. 457,158, respectively. As of December 31, 2014, and 2013, PEMEX did not have any DFIs designated as cash flow hedges.

The following table shows the fair values and notional amounts of PEMEX’s over-the-counter (“OTC”) DFIs that were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2014 and 2013. It should be noted that:

•	DFI’s fair value includes the CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform.

•	Fair value is calculated internally, by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency.

•	The information is presented in thousands of pesos (except as noted).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

		December 31, 2014		December 31, 2013
DFI	Position	Notional Amount	Fair Value	Notional Amount	Fair Value
Equity Swaps	PEMEX pays floating in U.S. dollar and receives total return on Repsol shares.	—	—	21,751,402	545,379
Interest Rate Swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar LIBOR + spread.	17,569,613	(180,074)	9,807,375	100,454
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI.	16,105,371	(52,769)	16,105,371	(195,500)
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	10,069,385	1,055,122	10,069,385	629,582
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Japanese yen.	5,902,248	(630,769)	6,320,558	3,519
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. dollar LIBOR + spread and receives floating in 3-month yen LIBOR + spread.	—	—	2,615,300	(14,337)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	12,605,125	(4,433,763)	11,199,274	(3,006,164)
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	108,191,665	(11,254,375)	77,118,535	1,153,442
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in Pound sterling.	9,367,374	61,391	8,322,630	90,303
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	4,835,719	(306,266)	10,553,822	1,132,123
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in AUD.	2,017,838	(82,070)	2,032,873	(178,770)
Natural Gas Swaps	PEMEX receives fixed.	(182,948)	40,450	(97,301)	5,731
Natural Gas Swaps	PEMEX receives floating.	179,087	(36,852)	95,493	(3,965)
Natural Gas Options	PEMEX Long Call.	170,182	1,843	415,243	23,928
Natural Gas Options	PEMEX Short Call.	(170,182)	(1,823)	(415,380)	(23,755)
Interest Rate Swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	1,693,433	(77,229)	1,672,263	(64,435)
Exchange Rate Forward	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	—	—	4,800,666	158,144
Stock Options	PEMEX Long Put, Short Call and Long Call.	—	—	19,068,080 shares	101,458

Subtotal			(15,897,184)		457,138

Note: Numbers may not total due to rounding.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

		December 31, 2014		December 31, 2013
DFI	Market	Volume (MMb)	Fair Value(1)	Volume (MMb)	Fair Value(1)
Futures	Exchange Traded	(1.7)	118,140	1.83	(117,525)
Petroleum Products Swaps	Exchange Traded	(6.88)	(1,831,963)	(3.95)	(58,229)

Notes: Numbers may not total due to rounding.

(1)	The fair value of the Futures and the Petroleum Products Swaps, was recognized as “Cash and cash equivalents” in the statement of financial position because PEMEX considered these financial assets to be fully liquid.

The exchange rate for U.S. dollars as of December 31, 2014 and 2013 was Ps. 14.7180 and Ps. 13.0765 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2014 and 2013 was Ps. 17.8103 and Ps. 18.0194 per euro, respectively.

For the years ended December 31, 2014, 2013 and 2012, PEMEX recognized a net gain (loss) of Ps. (9,438,570), Ps. 1,310,973 and Ps. (6,257,648), respectively, in the “Derivative financial instruments (cost) income—net” line item with respect to DFIs treated as instruments entered into for trading purposes.

The following table presents the location on the statement of financial position and the fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2014 and 2013:

	Derivatives Assets
		Fair Value
	Location in Statement of Financial Position	December 31, 2014		December 31, 2013
Derivatives not designated as hedging instruments
Embedded Derivatives	Derivative financial instruments	Ps.	—	Ps.	—
Forwards	Derivative financial instruments		—		158,156
Futures	Derivative financial instruments		—		—
Stock Options	Derivative financial instruments		—		119,367
Natural Gas Options	Derivative financial instruments		1,845		23,930
Equity Swaps	Derivative financial instruments		—		991,346
Cross-currency Swaps	Derivative financial instruments		1,520,167		5,342,656
Natural Gas Swaps	Derivative financial instruments		40,544		5,731
Petroleum Product Swaps	Derivative financial instruments		—		—
Propane Swaps	Derivative financial instruments		—		—
Interest Rate Swaps	Derivative financial instruments		—		100,454
Others	Derivative financial instruments		—		—

Total Derivatives not designated as hedging instruments			1,562,556		6,741,640

Total Assets		Ps.	1,562,556	Ps.	6,741,640

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

	Derivatives Liabilities
		Fair Value
	Location in Statement of Financial Position	December 31, 2014		December 31, 2013
Derivatives not designated as hedging instruments
Embedded Derivatives	Derivative financial instruments	Ps.	—	Ps.	—
Forwards	Derivative financial instruments		—		—
Futures	Derivative financial instruments		—		—
Stock Options	Derivative financial instruments		—		(17,901)
Natural Gas Options	Derivative financial instruments		(1,825)		(23,757)
Equity Swaps	Derivative financial instruments		—		(445,966)
Cross-currency Swaps	Derivative financial instruments		(17,163,666)		(5,728,458)
Natural Gas Swaps	Derivative financial instruments		(36,946)		(3,965)
Petroleum Product Swaps	Derivative financial instruments		—		—
Propane Swaps	Derivative financial instruments		—		—
Interest Rate Swaps	Derivative financial instruments		(257,303)		(64,435)
Others	Derivative financial instruments		—		—

Total Derivatives not designated as hedging instruments			(17,459,740)		(6,284,482)

Total Liabilities		Ps.	(17,459,740)	Ps.	(6,284,482)

Net Total		Ps.	(15,897,184)	Ps.	457,158

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The following table presents the gain (loss) recognized in income on PEMEX’s DFIs for the years ended December 31, 2014, 2013 and 2012, and the line location in the financial statements of such gains and losses.

Derivatives not designated as hedging instruments	Location of Gain (Loss) Recognized in Statement of Operations on Derivatives	Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives
		2014		2013		2012
Embedded Derivatives	Derivative financial instruments (cost) income—net	Ps.	—	Ps.	—	Ps.	—
Forwards	Derivative financial instruments (cost) income—net		(146,415)		186,857		(120,753)
Futures	Derivative financial instruments (cost) income—net		4,696,862		(129,329)		(1,098,645)
Stock Options	Derivative financial instruments (cost) income—net		(93,715)		(1,241,765)		1,418,503
Natural Gas Options	Derivative financial instruments (cost) income—net		4,535		3,587		6,402
Equity Swaps	Derivative financial instruments (cost) income—net		2,402,992		4,726,258		(7,211,961)
Cross-currency Swaps	Derivative financial instruments (cost) income—net		(15,815,498)		(2,166,762)		664,773
Natural Gas Swaps	Derivative financial instruments (cost) income—net		4,977		8,931		1,472
Petroleum Product Swaps	Derivative financial instruments (cost) income—net		—		(89,020)		(130,662)
Propane Swaps	Derivative financial instruments (cost) income—net		—		20		205,366
Interest Rate Swaps	Derivative financial instruments (cost) income—net		(492,308)		58,744		(103,123)
Others	Derivative financial instruments (cost) income—net		—		(46,548)		110,980

Total		Ps.	(9,438,570)	Ps.	1,310,973	Ps.	(6,257,648)

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

The following tables present information about PEMEX’s assets and liabilities measured at fair value, and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2014 and 2013.

	Fair value hierarchy						Total as of December 31, 2014
	Level 1		Level 2		Level 3
Assets:
Derivative financial instruments	Ps.	—	Ps.	1,562,556	Ps.	—	Ps.	1,562,556
Available-for-sale financial assets		5,414,574		—		—		5,414,574
Permanent investments in associates		—		22,014,760		—		22,014,760
Liabilities:
Derivative financial instruments		—		(17,459,740)		—		(17,459,740)

	Fair value hierarchy						Total as of December 31, 2013
	Level 1		Level 2		Level 3
Assets:
Derivative financial instruments	Ps.	—	Ps.	6,741,640	Ps.	—	Ps.	6,741,640
Available-for-sale financial assets		17,728,490		81		—		17,728,571
Permanent investments in associates		—		16,779,501		—		16,779,501
Liabilities:
Derivative financial instruments		—		(6,284,482)		—		(6,284,482)

Where directly comparable market quotes are not available to measure the fair value of PEMEX’s financial instruments, PEMEX uses Level 2 valuation to calculate fair value based on quotes from major market sources. These market quotes are then adjusted internally using standard market pricing models for interest rate, currency, equity and commodities derivatives.

The estimated fair value of the remaining financial assets and liabilities, as of December 31, 2014 and 2013 in nominal terms, was as follows:

	December 31, 2014				December 31, 2013
	Carrying value		Fair value		Carrying value		Fair value
Assets:
Cash and cash equivalents	Ps.	117,988,528	Ps.	117,988,528	Ps.	80,745,719	Ps.	80,745,719
Accounts receivable and other		114,422,967		114,422,967		122,512,011		122,512,011
Liabilities:
Suppliers		116,178,295		116,178,295		106,745,193		106,745,193
Accounts and accumulated expenses payable		12,235,005		12,235,005		14,194,719		14,194,719
Current portion of long-term debt		145,866,217		145,866,217		90,676,943		90,676,943
Long-term debt		997,384,286		1,072,299,323		750,563,471		795,134,654

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The fair values of the financial current assets and current liabilities presented in the table above are included for informational purposes.

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

The information related to “Cash and cash equivalents”, “Accounts receivable and other”, “Available-for-sale financial assets”, “Permanent investments in associates” and “Debt” is described in the following notes, respectively:

•	Note 5, Cash, Cash Equivalents and Restricted Cash;

•	Note 6, Accounts Receivable and Other;

•	Note 8, Available-for-Sale Financial Assets;

•	Note 9, Permanent Investments in Associates; and

•	Note 12, Debt.

NOTE 14.	EMPLOYEE BENEFITS

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

The reforms being implemented in connection with the Energy Reform Decree are not expected to affect the rights of PEMEX’s existing employees and retirees.

During 2014 there were no changes to the benefits of the plans, nor were there any reduction events or early extinguishment of employee benefit obligations.

The following table show the amounts associated with PEMEX’s labor obligations:

	December 31,
	2014		2013
Liability for defined benefits at retirement and post-employment at the end of the year	Ps.	1,455,240,835	Ps.	1,106,039,249
Liability for other long-term benefits		18,847,693		13,168,621

Total liability for defined benefits recognized in the consolidated statement of financial position at the end of the year	Ps.	1,474,088,528	Ps.	1,119,207,870

The following tables contain detailed information regarding PEMEX’s retirement and post-employment benefits:

	December 31,
	2014		2013
Changes in the Liability for Defined Benefits
Liability for defined benefits at the beginning of year	Ps.	1,106,039,249	Ps.	1,270,595,644
Current service cost		24,928,657		34,822,520
Net interest		91,115,596		85,332,169
Defined benefits paid by the fund		(4,706,804)		(3,965,258)
Actuarial (gains) losses in other comprehensive results due to:
Change in financial assumptions		264,534,833		(247,535,549)
Change in demographic assumptions		25,038,336		—
For experience during the year		(13,347,012)		—
In plan assets during the year		(321,499)		—
Contributions paid to the fund		(38,040,521)		(33,210,277)

Defined benefit liabilities at end of year	Ps.	1,455,240,835	Ps.	1,106,039,249

Actuarial losses related to retirement and post-employment benefits, as reflected in accumulated other comprehensive income, amounted to Ps. 408,349,268, Ps. 132,292,890 and Ps. 379,768,919 as of December 31, 2014, 2013 and 2012, respectively. These actuarial losses were primarily due to the changes in the applicable discount rates and expected return on plan assets during this period. These discount rates were 6.98%, 8.45% and 6.90%, in 2014, 2013 and 2012, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

	December31,
	2014		2013
Changes in Plan Assets
Plan assets at the beginning of year	Ps.	4,318,429	Ps.	5,049,225
Expected return on plan assets		289,053		975,488
Payments by the fund		(39,976,258)		(34,819,235)
Company contributions to the fund		38,040,521		33,210,277
Actuarial (gains) losses in plan assets		321,499		(97,326)

Plan assets at the end of the year	Ps.	2,993,244	Ps.	4,318,429

	December 31,
	2014		2013
Changes in Defined Benefit Obligations
Defined benefit obligations at the beginning of year	Ps.	1,110,357,679	Ps.	1,275,644,867
Service costs		24,928,657		34,677,009
Financing costs		91,404,649		86,393,563
Past service costs		(21,867)		(66,637)
Payments by the fund		(44,661,195)		(38,723,945)
Actuarial (gains) losses (remeasurements) in accumulated defined benefit obligations derived from changes in actuarial assumptions		276,226,156		(247,567,178)

Defined benefit obligations at the end of year	Ps.	1,458,234,079	Ps.	1,110,357,679

The asset ceiling test was not applied because there was a deficit of labor liabilities at the beginning and end of the year.

The effect of an increase or decrease of one percentage point in the assumed variation rate is a 14.63% decrease or a 18.98% increase in defined benefit obligations, respectively.

The effect of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services point is a 25.98% increase or a 19.40% decrease in defined benefit obligations, respectively.

Assumptions regarding future mortality are based on EMSSA2009 to Circular S 22.2 of the Comisión Nacional de Seguros y Fianzas (National Commission of Insurance and Bonds), with improvements to 2014. The SHCP also provides recommendations concerning actuarial valuations to entities of the Federal Public Administration.

The effects discussed above were determined using the projected unit credit method, which is the applied method in prior years.

The expected contribution to the fund for next year amounts to Ps. 42,855,475.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

PEMEX’s plan assets are held in two trusts, the FOLAPE and the FICOLAVI, which are managed by BBVA Bancomer, S. A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

As of December 31, 2014 and 2013, the amounts and types of plan assets are as follows:

	December 31,
	2014		2013
Cash and cash equivalents	Ps.	812,449	Ps.	1,622,166
Available—for—sale financial assets		1,437,384		541,262
Debt instruments		743,411		2,155,001

Total plan assets	Ps.	2,993,244	Ps.	4,318,429

The following tables present additional fair value disclosure about plan assets as of December 31, 2014 and 2013:

	Fair value measurements as of December 31, 2014
	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Asset category:
Cash and cash equivalents	Ps.	812,449	Ps.	—	Ps.	—	Ps.	812,449
Available—for—sale financial assets		1,437,384		—		—		1,437,384
Debt instruments		743,411		—		—		743,411
Total	Ps.	2,993,244	Ps.	—	Ps.	—	Ps.	2,993,244

	Fair value measurements as of December 31, 2013
Asset category:
Cash and cash equivalents	Ps.	1,622,166	Ps.	—	Ps.	—	Ps.	1,622,166
Available—for—sale financial assets		541,262		—		—		541,262
Debt instruments		2,155,001		—		—		2,155,001

Total	Ps.	4,318,429	Ps.	—	Ps.	—	Ps.	4,318,429

As of December 31, 2014 and 2013, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2014	2013
Rate of increase in salaries	5.00%	5.10%
Rate of increase in pensions	4.50%	4.60%
Rate of increase in medical services	7.65%	7.65%
Inflation assumption	4.00%	4.00%
Discount and expected return on plan assets rate	6.98%	8.45%

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

In accordance with IAS 19, the discount rate used is determined by reference to market yields at the end of the reporting period on high quality corporate bonds, or where there is no deep market in such bonds, by reference to market yields on government bonds.

Other long-term benefits

PEMEX has established other long-term benefit plans for its employees, to which employees do not contribute, which correspond to the same seniority premiums payable for disability, death and survivors benefits and medical services, gas, gasoline and the food basket for beneficiaries. Benefits under these plans are based on an employee’s salary and years of service completed at separation. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries. The regulatory framework does not set forth any minimum funding requirements.

During the year under review there were no changes to plan benefits, nor was any reduction events and early extinguishment of employee benefit obligations.

The amounts recognized for these obligations in the statements of comprehensive income for the years ended December 31, 2014 and 2013 are as follows:

	December 31,
	2014		2013
Changes in the Liability for Defined Benefits
Liabilities for defined benefits at the beginning of year	Ps.	13,168,621	Ps.	17,945,114
Current service cost		1,092,268		1,428,089
Net interest		1,102,763		1,230,033
Actuarial (gains) losses recognized in income due to:
Change in financial assumptions		4,927,046		(4,671,900)
Change in demographic assumptions		494,054		—
For experience during the year		(1,937,059)		(2,762,715)

Liabilities defined benefit at the end of year	Ps.	18,847,693	Ps.	13,168,621

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31
	2014	2013
Rate of increase in salaries	5.00%	5.10%
Inflation assumption	4.00%	4.00%
Discount and expected return on plan assets rate	6.98%	8.45%

In accordance with IAS 19, the discount rate used is determined by reference to market yields at the end of the reporting period on high quality corporate bonds, or where there is no deep market in such bonds, by reference to market yields on government bonds.

NOTE 15. PROVISIONS FOR SUNDRY CREDITORS

At December 31, 2014 and 2013, the provisions for sundry creditors and others is as follows:

	December 31,
	2014		2013
Provision for plugging of wells (Note 10)	Ps.	52,460,749	Ps.	46,118,080
Provision for trails in process (Note 22)		19,787,440		17,624,737
Provision for environmental costs (Note 22)		6,174,754		5,466,581

	Ps.	78,422,943	Ps.	69,209,398

The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells
	December 31,
	2014		2013
Balance at the beginning of the year	Ps.	46,118,080	Ps.	48,153,060
Additions capitalized in fixed assets		(2,698,564)		3,518,799
Discount rate against income		9,169,327		(5,240,305)
Deductions		(128,094)		(313,474)

Balance at the end of the year	Ps.	52,460,749	Ps.	46,118,080

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

	Trials in progress
	December 31,
	2014		2013
Balance at the beginning of the year	Ps.	17,624,737	Ps.	9,977,366
Additions against income		3,374,049		8,722,029
Discount rate against income		(1,145,623)		(324,607)
Deductions		(65,723)		(750,051)

Balance at the end of the year	Ps.	19,787,440	Ps.	17,624,737

	Environmental costs
	December 31,
	2014		2013
Balance at the beginning of the year	Ps.	5,466,581	Ps.	5,672,368
Additions against income		2,618,389		534,574
Reversals in provision		(1,054,310)		(208,307)
Deductions		(855,906)		(532,054)

Balance at the end of the year	Ps.	6,174,754	Ps.	5,466,581

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 16. DISCLOSURES OF CASH FLOW

The following items represent non-cash transactions and are presented for disclosure purposes:

	For the years ended December 31,
	2014		2013		2012
Available-for-sale financial assets	Ps.	(765,412)	Ps.	4,453,495	Ps.	(10,125,874)
Employee benefits equity effect		(275,962,370)		247,376,029		(364,878,859)
Net cost of the year for employee benefits		121,723,328		115,339,689		96,602,337
Financed Public Works Contracts		3,207,947		3,042,876		7,523,603
Currency translation effect		11,379,657		2,240,643		(1,838,242)
Accrued interest		3,856,736		817,261		389,773

NOTE 17. INCOME TAXES AND FEDERAL DUTIES

Pemex-Exploration and Production’s contribution scheme was governed by the Ley Federal de Derechos (Federal Duties Law), while the fiscal regime for PEMEX (other than Pemex-Exploration and Production) was determined by the Ley de Ingresos de la Federación (Federal Revenue Law).

The fiscal regime for Pemex-Exploration and Production contemplated the following duties:

(a) DOSH

During both 2014 and 2013, the applicable rate of this duty was 71.5%. The computation of this duty was based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

During 2014, Pemex-Exploration and Production made payments which were credited towards the annual payment of the DOSH in the amount of Ps. 643,383,550, and a pending payment of Ps. 11,356,201. During 2013, Pemex-Exploration and Production made payments, totaling Ps. 717,343,752, and complementary payments of Ps. 2,427,177.

(b) Hydrocarbons Duty for the Stabilization Fund

Pemex-Exploration and Production was subject to the payment of this duty when, during the applicable year, the weighted average Mexican crude oil export price exceeded U.S. $22.00. The applicable rate varied between 1% and 10%, depending on the weighted average price of crude oil exports, with the maximum rate of 10% applying when the price exceeded U.S. $31.00 per barrel. Collections of this duty are deposited in the Fondo de Estabilización de Ingresos Petroleros (Oil Revenues Stabilization Fund).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

(c)	Derecho Extraordinario Sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)

This duty was calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Revenue Law (U.S. $85.00 during 2014 and U.S. $86.00 during 2013), by (ii) the annual export volume. The duty actually paid could be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty were directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(d)	Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)

During both 2014 and 2013, this duty was applied at a rate of 0.65% to the value of the extracted production of crude oil and natural gas for the year. The proceeds of this tax were allocated to the following funds:

•	Fondo Sectorial CONACYT (CONACYT Sector Fund) of the Consejo Nacional de Ciencia y Tecnología (National Council of Science and Technology, or “CONACYT”) of the Ministry of Energy.

•	Fondo CONACYT (CONACYT Fund) of the Ministry of Energy.

•	Fondo de Investigación Científica y Desarrollo Tecnológico del Instituto Mexicano del Petróleo (Scientific Research and Technological Development Fund of the Mexican Petroleum Institute).

•	CONACYT Sector Fund of the Ministry of Energy.

(e)	Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)

This duty was applied at a rate of 0.003% for 2014 and 2013 to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are earmarked for the Auditoria Superior de la Federación (Supreme Federal Audit Office).

(f)	Extraction of Hydrocarbons Duty

During both 2014 and 2013, this duty was applied at a 15% rate to the value of the crude oil and natural gas extracted from the following fields:

i.	Fields in the Paleocanal de Chicontepec as a whole.

ii.	Fields in the Paleocanal de Chicontepec that have been segregated under the Federal Duties Law.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

iii.	The deep waters in the Gulf of Mexico (during 2014 and 2013, no crude oil or natural gas was produced from such fields).

iv.	In 2014 the SHCP authorized the inclusion of an additional two fields to the marginal fields inventory, totaling 103 fields.

Collections of this duty were deposited in the Oil Revenues Stabilization Fund.

(g)	Special Hydrocarbons Duty

During both 2014 and 2013, this duty was applied at a rate of 30% to the difference between the annual value of the crude oil and natural gas extracted from the fields covered in Note 17(f) above, and certain permitted deductions (including specific investments, certain expenses and costs, among others).

Production above a threshold of 240 million barrels of crude oil equivalent was taxed at a rate of 36% of the value that exceeded this threshold.

The permitted deductions for certain costs, expenses and investments could not exceed 60% of the value of the crude oil and natural gas extracted annually from these fields or U.S. $32.50. This amount was updated annually using the U.S. producer price index. At December 31, 2014 and 2013 the updated amounts were U.S. $36.86 and U.S. $36.77, respectively.

Fields referred to in this law were those set forth in Sections (i), (ii), (iii) and (iv) of subsection (f) of this Note.

(h)	Additional Duty on Hydrocarbons

This duty was applied when the accumulated annual average value of barrels of oil equivalent extracted was greater than U.S. $60.00. The accumulated annual average value of barrels of oil equivalent extracted in 2014 and 2013, respectively, were U.S. $68.04 and U.S. $67.88. Each year, the threshold price at which the duty takes effect was adjusted to take account of inflation, as measured by the change in the U.S. producer price index.

This duty was calculated by applying a rate of 52% to the value resulting from the multiplication of (i) the difference between the accumulated annual average value of barrels of oil equivalent extracted in the field in question and U.S. $60.00, by (ii) the volume of oil equivalent extracted in the field in question for the year.

Fields referred to in this law were those set forth in Sections (i), (ii), (iii) and (iv) of subsection (f) of this Note.

(i)	Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons)

This duty applied a fee of 0.03% on the annual value of crude oil and natural gas extracted during the year. The fee was assessed on an annual basis made in accordance with applicable rules. Collections of this duty were directed to the budget of the NHC.

(j)	IEPS Tax

The IEPS Tax is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collected on behalf of the Mexican Government. The IEPS Tax on the sale of gasoline and diesel was equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product (not including value added tax, the retailers’ margin and freight costs). Thus, the Mexican Government ensured that PEMEX retained an amount reflecting the international prices (adjusted as described above) of these products, while the Mexican Government collected the difference between the international prices and the prices at which these products were sold in Mexico.

In the past, some IEPS Tax rates were negative as a result of the rules to calculate this tax rate. The Federal Revenue Law for each of the fiscal years of 2006 to 2014 provided that the IEPS Tax amounts resulting from applying negative rates could be credited against the IEPS Tax liability and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes during 2014 were credited in accordance with such rules.

As a result of this credit, in 2014, 2013 and 2012, PEMEX recognized revenues of approximately Ps. 43,108,707, Ps. 94,466,039 and Ps. 214,102,498, respectively.

(k)	Value Added Tax (“VAT”)

For VAT purposes, final monthly payments are determined based on PEMEX’s cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Income taxes are described below:

(l)	IRP

This tax was applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and was calculated by applying a 30% rate to the excess of total revenues minus authorized deductions, in accordance with the Federal Income Law.

For the years ended December 31, 2014, 2013 and 2012, PEMEX generated an IRP as follows:

	December 31,
	2014		2013		2012
Current IRP	Ps.	5,086,841	Ps.	4,705,201	Ps.	3,176,510
Deferred IRP(1)		(23,822,142)		(917,658)		(783,591)

Total IRP	Ps.	(18,735,301)	Ps.	3,787,543	Ps.	2,392,919

(1)	At December 31, 2014, as a result of the repeal of the IRP, Petróleos Mexicanos canceled the Ps. (23,822,142) effect of the deferred IRP for 2014 for accounting purposes and recognized deferred income taxes of Ps. 124,002 in the statement of comprehensive income for the year ended December 31, 2014.

The IRP was repealed effective as of January 1, 2015. Beginning in fiscal year 2015, Petróleos Mexicanos will be subject to the Income Tax Law.

The principal factors generating the deferred IRP were the following:

		December 31,
		2013
Deferred IRP asset:
Advances from customers		50,895
Provision for contingencies and others(1)		103,282
Environmental reserve		178,830
Valuation of accounts receivable		67,317
Valuation of inventories		96,852

Total deferred IRP assets		497,176
Valuation allowance		(263,304)

Total deferred IRP asset-net		233,872

Deferred IRP liability:
Properties, plant and equipment		(23,903,298)

Total deferred IRP liability-net		(23,903,298)

Net long-term deferred IRP liability	Ps.	(23,669,426)

(1)	Includes deferred IRP from Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The expense (benefit) attributable to the profit (loss) from continuing operations before IRP was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	For the years ended December 31,
	2014		2013		2012
Expected IRP expense (benefit)	Ps.	(5,065,075)	Ps.	54,674,666	Ps.	5,945,580
Increase (decrease) resulting from:
Tax effect of inflation-net		4,182,641		2,736,501		(835,493)
Cancellation of deferred tax		(23,822,142)		—		—
Difference between accounting and tax depreciation		1,116,630		(1,360,929)		(813,093)
Non-taxable loss sharing in subsidiaries, associates and others		(3,129,801)		(52,276,542)		(3,070,490)
Non-deductible expenses		5,367,726		130,377		809,303
Other-net		2,614,720		(116,530)		357,112

IRP expense	Ps.	(18,735,301)	Ps.	3,787,543	Ps.	2,392,919

(m)	Income Tax

Prior to the repeal of the IETU, certain of the Subsidiary Companies were subject to the Income Tax Law and to the IETU and were therefore required to pay the greater of their IETU or income tax liability.

Accounting income differs from taxable income primarily due to the effects of inflation and differences between depreciation and other non-deductible expenses.

For the years ended December 31, 2014, 2013 and 2012, the Subsidiary Companies incurred the following income tax expense (benefit):

	For the years ended December 31,
	2014		2013		2012
Current income tax	Ps.	4,673,476	Ps.	4,641,531	Ps.	1,664,257
Deferred income tax		(775,506)		(889,301)		190,852

Total (1)	Ps.	3,897,970	Ps.	3,752,230	Ps.	1,855,109

(1)	As a result of the repeal of the IRP, Petróleos Mexicanos recognized these amounts in the statement of comprehensive income for the year ended December 31, 2014.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The principal factors generating the deferred income tax are the following:

	December 31,
	2014		2013
Deferred income tax asset:
Provisions	Ps.	17,240,794	Ps.	732,499
Employee benefits		125,443,124		183,009
Advance payments from clients		895,316		127,245
Losses from prior years		3,752,712		20,524
Non-recoverable accounts		215,618		24,666
Derivative financial instruments		—		102,131
Tax loss carryforwards(1)		2,043,202		1,069,216

Total deferred income tax asset		149,590,766		2,259,290
Valuation reserve(2)		(145,448,148)		—

Net deferred income tax asset		4,142,618		2,259,290

Deferred income tax liability:
Wells, pipelines, properties plant and equipment(3)		(2,233,275)		(2,077,648)
Other		(2,082,667)		(1,078,752)

Total deferred income tax liability		(4,315,942)		(3,156,400)

Net long-term deferred income tax liability	Ps.	(173,324)	Ps.	(897,110)

(1)	Tax loss carryforwards matures in 2024.
(2)	Due to PEMEX’s estimate that fiscal revenues will not be generated in future periods, a valuation reserve was recognized to account for deferred income tax.
(3)	Petróleos Mexicanos and its Subsidiary Entities use the book value of their fixed assets at December 31, 2014 to determine the tax value of such assets at December 31, 2014, in accordance with Transitional Article 9 of the Regulations to the Petróleos Mexicanos Law. Accordingly, there are no temporary differences in the calculation of PEMEX’s deferred income tax.

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	For the years ended December 31,
	2014		2013		2012
Expected income tax expense	Ps.	272,457	Ps.	4,445,349	Ps.	1,422,051
Increase (decrease) resulting from:
Tax effect of inflation-net		4,020,358		(106,974)		(30,714)
Difference between accounting and tax depreciation		1,116,630		(34,860)		278,347
Non-deductible expenses		2,437,778		72,841		2,107
Others-net(1)		(3,949,253)		(624,126)		183,318

Income tax expense	Ps.	3,897,970	Ps.	3,752,230	Ps.	1,855,109

(1)	The deferred tax effect of gains and losses from PMI CIM’s performance is presented in (loss) profit comprehensive income in the amount of Ps. (51,720), Ps. 159,518 and Ps. 267,215 in 2014, 2013 and 2012, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

(n)	New fiscal regime

The Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) and the Ley de Ingresos de la Federación (Federal Revenue Law) for fiscal year 2015 were published in the Official Gazette of the Federation on August 11, 2014 and November 13, 2014, respectively, in each case effective January 1, 2015.

The key features of the new fiscal regime applicable to PEMEX are:

•	The following nine duties were repealed: (i) the DOSH, (ii) the Duty for Scientific and Technological Research on Energy, (iii) the Duty for Oil Monitoring, (iv) the Hydrocarbons Duty for the Stabilization Fund, (v) the Extraordinary Duty on Crude Oil Exports, (vi) the Extraction of Hydrocarbons Duty, (vii) the Special Hydrocarbons Duty, (viii) the Additional Duty on Hydrocarbons and (ix) the Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons.

•	The following taxes and duties are now applicable to exploration and extraction assignments granted by the Mexican Government:

•	Derecho por la Utilidad Compartida (Profit-sharing Duty): As of January 1, 2015, this duty is equivalent to 70% of the value of hydrocarbons produced in the relevant area, less certain permitted deductions. Pursuant to the Hydrocarbons Revenue Law, this duty is to decrease on an annual basis. Effective January 1, 2019, it will be set at 65%.

•	Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty): This duty is to be determined based on a rate linked to the type of hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the relevant market price.

•

Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty): The Mexican Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this tax increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

•	The Hydrocarbons Revenue Law also establishes the following duties applicable to PEMEX in connection with assignments granted to it by the Mexican Government:

•	Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee): During the exploration phase of a project governed by a license, production-sharing contract or profit-sharing contract, the Mexican Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this fee increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the national consumer price index.

•	Regalías (Royalties): Royalty payments to the Mexican Government are determined based on the “contractual value” of the relevant hydrocarbons, which is based on a variety of factors, including the type of underlying hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price. Royalties are payable in connection with licenses, production-sharing contracts and profit-sharing contracts.

•	Pago del Valor Contractual (Contractual Value Payment): Licenses require a payment calculated as a percentage of the “contractual value” of the hydrocarbons produced, as determined by the SHCP on a contract-by-contract basis.

•	Porcentaje a la Utilidad Operativa (Operating Profit Payment): Production-sharing contracts and profit-sharing contracts require a payment equivalent to a specified percentage of operating profits. In the case of production-sharing contracts, this payment is to be made in-kind through delivery of the hydrocarbons produced. In the case of profit-sharing contracts, this payment is to be made in cash.

•	Bono a la Firma (Signing Bonus): Upon execution of a license, a signing bonus is to be paid to the Mexican Government in an amount specified by the SHCP in the relevant bidding terms and conditions or in the contracts resulting from a migration.

•	Impuesto por la Actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax): Contracts for exploration and extraction and assignments granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of Ps. 1,500 per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase, a monthly tax of Ps. 6,000 per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.

•	In addition, under the new tax regime, PEMEX will remain subject to IEPS Tax for the benefit of states, municipalities and territories and the IEPS Tax on fossil fuels.

•	Beginning in fiscal year 2015, Petróleos Mexicanos, its subsidiary entities and/or its productive state-owned subsidiaries will be subject to the applicable provisions of the Income Tax Law and the IRP is abrogated.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 18.EQUITY (DEFICIT)

(a)	Permanent equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board of Directors. In December 1997, the Board of Directors and the Mexican Government agreed to a reduction in equity in respect of the Certificates of Contribution “A” in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2012, the value of the Certificates of Contribution “A” was Ps. 49,604,835 (historical value of Ps. 10,216,145 plus (a) Ps. 6,318 relating to the Certificates of Contribution “A” existing before the capitalization in December 1990 and (b) an inflation restatement increase of Ps. 39,382,372).

On December 26, 2014, and December 24, 2013, the Mexican Government made an equity contribution of Ps. 20,000,000 and Ps. 65,000,000, respectively, to Petróleos Mexicanos in the form of Certificates of Contribution “A.”

The capitalization agreement between PEMEX and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

PEMEX’s permanent equity is as follows:

	Amount
Certificates of Contribution “A”	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		39,382,372

Certificates of Contribution “A” as of December 31, 2012		49,604,835
Increase in Certificates of Contribution “A” during 2013		65,000,000

Certificates of Contribution “A” as of December 31, 2013		114,604,835
Increase in Certificates of Contribution “A” during 2014		20,000,000

Certificates of Contribution “A” as of December 31, 2014	Ps.	134,604,835

(b) Mexican Government contributions

On December 16, 2013, the Mexican Government withdrew Ps. 65,000,000 from PEMEX’s equity. On December 19, 2013, the Board of Directors acknowledged the equity withdrawal made by the Mexican Government. This equity withdrawal was recognized as a decrease in the Mexican Government contributions to Petróleos Mexicanos line item in PEMEX’s consolidated statements of changes in equity (deficit).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

On September 12, 2014, the Mexican Government withdrew Ps. 3,583,100 from FEIPEMEX.

On December 23, 2014, the Mexican Government withdrew Ps. 70,000,000 from PEMEX’s equity. On December 19, 2014, the Board of Directors acknowledged the equity withdrawal made by the Mexican Government. This equity withdrawal was recognized as a decrease in the Mexican Government contributions to Petróleos Mexicanos line item in PEMEX’s consolidated statements of changes in equity (deficit).

(c)	Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock. In 2013, the legal reserve fund increased by Ps. 24,370 due to the consolidation of new companies.

(d)	Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico) is not applicable to Petróleos Mexicanos and the Subsidiary Entities, and the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX’s institutional strategy, including the approval of amendments to the Mexican Constitution published as the Energy Reform Decree on December 20, 2013, which permit it greater autonomy in decision making and enhanced operational viability (see Note 1). As of December 31, 2014, PEMEX’s negative equity totaled Ps. 767,720,854. As of the date of these consolidated financial statements, PEMEX is in the process of implementing a corporate reorganization that is intended to allow it to operate efficiently. PEMEX expects to gradually benefit from this corporate reorganization. In the immediate future, PEMEX plans to continue developing the reserves assigned to it through Round Zero and evaluating opportunities to participate in subsequent bidding rounds, both independently and through associations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

(e) Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd, which as of the date of these consolidated financial statements has not been exercised. As a result, the financial results of Pemex Finance, Ltd. are included in these consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. are presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest”, and as net income and comprehensive income for the year, attributable to non-controlling interest, in the consolidated statements of comprehensive income, due to the fact that PEMEX does not currently own any of the shares of Pemex Finance, Ltd.

Similarly, because PEMEX does not currently own all of the shares of PMI CIM and HJ BARRERAS, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

As of December 31, 2014 and 2013, non-controlling interest represented losses of Ps. 344,818 and Ps. 503,882, respectively, in PEMEX’s equity (deficit).

NOTE 19. OTHER REVENUES AND EXPENSES-NET

Other revenues and expenses—net for each of the years ended December 31, 2014, 2013 and 2012 was as follows:

	December 31
	2014		2013		2012
Revenues:
Negative IEPS (see Note 17(j))	Ps.	43,108,707	Ps.	94,466,039	Ps.	214,102,498
Other		7,722,388		8,184,140		6,284,045
Bidding terms, sanctions, penalties and other		3,031,159		2,159,847		2,052,818
Franchise fees		1,055,753		999,491		930,140

Total other revenues		54,918,007		105,809,517		223,369,501
Expenses:
Other		(11,479,781)		(13,634,477)		(13,190,572)
Claims		(5,885,829)		(2,039,355)		(1,159,966)

Total other expenses		(17,365,610)		(15,673,832)		(14,350,538)

Other revenues and expenses-net	Ps.	37,552,397	Ps.	90,135,685	Ps.	209,018,963

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 20. RELATED PARTIES

Balances and transactions with related parties are mainly due to: (i) sale and purchase of products, (ii) administrative services rendered and (iii) financial loans among related parties. The terms and conditions of transactions with related parties were no more favorable than those available to other parties on an arm’s length basis.

Under the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials), which applies to PEMEX’s directors and employees, PEMEX’s directors and employees are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

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

Company	Name	Ownership share
Servicio Cozumel, S. A. de C. V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell) Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	60 20 20	% % %
Planta de Combustible Cozumel, S. A. de C. V. (which operates as a wholesale distributor).	Mr. Pedro Joaquín Coldwell Mr. Fausto Nassim Joaquín Ibarra (father of Mr. Joaquín Coldwell)	40 60	% %
Gasolinera y Servicios Juárez, S. A. de C. V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell Mr. Fausto Nassim Joaquín Ibarra Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell)	40 40 20	% % %
Combustibles Caleta, S. A. de C. V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell Mr. Pedro Oscar Joaquín Delbouis Mr. Nassim Joaquín Delbouis Mr. Fausto Nassim Joaquín Ibarra Mr. Ignacio Nassim Ruiz Joaquín	20 20 20 20 20	% % % % %
Combustibles San Miguel, S. A. de C. V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell Mr. Pedro Oscar Joaquín Delbouis Mr. Nassim Joaquín Delbouis Mr. Ignacio Nassim Ruiz Joaquín	25 25 25 25	% % % %

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

(a) Compensation of Directors and Officers

For the years ended December 31, 2014, 2013 and 2012, the aggregate compensation of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 173,903, Ps. 174,800 and Ps. 167,800, respectively. Except in the case of the professional members, with respect to the previous Board of Directors of Petróleos Mexicanos and the boards of directors of the existing Subsidiary Entities, and the independent members, with respect to the new Board of Directors of Petróleos Mexicanos, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2014, 2013 and 2012 to the professional members of the previous Board of Directors of Petróleos Mexicanos and boards of directors of the existing subsidiary entities was approximately Ps. 12,599, Ps. 13,600 and Ps. 13,600, respectively.

(b) Salary Advances

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers’ Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2014 was Ps. 21,724 and at December 31, 2013 was Ps. 23,016. The amount of salary advances outstanding to executive officers at March 31, 2015 was Ps. 20,015.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 21. COMMITMENTS

a.	PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

b.	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2014 and 2013, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 9,381,047 and Ps. 9,844,001, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2015	Ps.	1,489,329
2016		969,946
2017		653,141
2018		653,391
2019		653,641
2020 and thereafter		4,961,599

Total	Ps.	9,381,047

c.	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern region. The term of this contract runs until 2017. As of December 31, 2014 and 2013, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 536,727 and Ps. 558,718, respectively. In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2015	Ps.	189,259
2016		174,697
2017		172,771

Total	Ps.	536,727

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

d.	As of December 31, 2014, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken.

As of December 31, 2014 and 2013, the estimated value of these contracts was as follows:

Maturity	2014		2013
Up to 1 year	Ps.	7,570,765	Ps.	12,844,758
1 to 3 years		2,588,114		4,393,704
4 to 5 years		2,539,472		4,315,245
More than 5 years		4,273,269		7,244,381

Total	Ps.	16,971,620	Ps.	28,798,088

e.	In 2014 and 2013, Pemex-Exploration and Production entered into integrated exploration and production contracts (“Integrated E&P Contracts”) for the development of mature fields in the Altamira, Ébano, Nejo, Pánuco and San Andrés blocks in the Northern region of Mexico and Magallanes, Santuario and Carrizo blocks in the Southern region of Mexico, respectively. Each contract has a term of up to 25 years. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX’s cash flow from the particular block subject to each contract. During 2014, PEMEX made payments pursuant to the Integrated E&P Contracts in the Northern region of Ps. 8,988,146 and the Southern region of Ps. 1,926,849. During 2013, PEMEX made payments pursuant to the Integrated E&P Contracts in the Northern region of Ps. 2,060,562 and the Southern region of Ps. 2,255,333.

f.	In 2012, Pemex-Exploration and Production contracted for the construction of two self-elevating offshore platforms for a total of approximately U.S. $509,116. Pemex-Exploration and Production has made an advance payment of U.S. $42,000 for each platform in order to initiate construction, which is estimated to take two years. The outstanding amount for the platforms will be paid through a financial lease for a period of 10 years, after which Pemex-Exploration and Production may exercise the option to purchase the platforms for a notional amount.

g.	As of December 31, 2014 and 2013, the estimated value of the contracts that PEMEX has entered into with several contractors for the development of various infrastructure and services works was as follows:

Maturity	2014		2013
Up to 1 year	Ps.	260,655,822	Ps.	299,748,160
1 to 3 years		243,044,188		227,308,800
4 to 5 years		74,743,512		63,394,872
More than 5 years		92,426,015		69,122,378

Total	Ps.	670,869,537	Ps.	659,574,210

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 22.CONTINGENCIES

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

a.	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of December 31, 2014 and 2013, the reserve for environmental remediation expenses totaled Ps. 6,174,754 and Ps. 5,466,581, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

b.	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2014 and 2013, PEMEX had accrued a reserve of Ps. 19,787,440 and Ps. 17,624,737, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

•	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA). On January 11, 2012, the ICA notified the parties of its final award. Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,038. On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012) before the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On November 12, 2013, the Court issued a judgment declaring the arbitration award valid without addressing the issue of expenses. Petróleos Mexicanos and Pemex-Refining each filed an amparo (No. D.C. 3/2014 and D.C. 4/2014, respectively)—these amparos were denied. The defendants subsequently filed a motion to review the denial of the amparos with the Suprema Corte de Justicia de la Nación (Supreme Court of Justice), which was admitted and is still pending as of the date of these consolidated financial statements. Previously, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York seeking the recognition of an arbitration award. On October 17, 2013 the Court stayed the proceeding pending the conclusion of the trial in Mexico. On September 12, 2014, CONPROCA filed a motion before the U.S. District Court requesting that the defendants post security in the amount of the full arbitration and accrued interest as a condition to continue to stay this proceeding. On December 12, 2014, the U.S. District Court ordered the defendants to post security of U.S. $592,926, which the defendants appealed on December 29, 2014. On March 6, 2015, CONPROCA and the defendants agreed that the defendants would post a stand-by letter of credit in the amount of U.S. $435,000 in satisfaction of the court’s order to post security. As of the date of these consolidated financial statements, a final resolution is still pending.

•	In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production’s U.S. $106,820 guarantee. Each party is to pay its value added taxes and interest relating to the award. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On November 20, 2014, a hearing was held. On February 6, 2015, the U.S. Department of Justice filed an amicus curiae brief before the U.S. Second Circuit Court of Appeals to present the views of the U.S. Government with respect to the case, which were favorable to Pemex-Exploration and Production’s position. As of the date of these consolidated financial statements, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions, which was granted. Pemex-Exploration and Production filed a motion before the Supreme Court of Luxembourg on November 15, 2013 and COMMISA filed another motion on January 15, 2014. On February 11, 2014, Pemex-Exploration and Production requested an extension to file its response to the execution process, which was granted on February 14, 2014. The Court ordered Pemex-Exploration and Production to file its pleadings on March 25, 2014 and August 5, 2014 and ordered COMMISA to file its pleadings on May 25, 2014 and October 5, 2014. On March 25, 2014, Pemex-Exploration and Production filed its response. On January 19, 2015, COMMISA filed an appeal before the Court of Appeals in Luxembourg. A hearing is scheduled to be held on May 7, 2015.

•	In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Primera Sección de la Sala Superior (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Exploration and Production filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of the date of these consolidated financial statements.

•	On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service’s assessment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

•	In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Refining filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of the date of these consolidated financial statements.

•	On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. A final judgment was issued in favor of Pemex-Gas and Basic Petrochemicals and required that each party cover its respective legal expenses, which the parties subsequently appealed. Pemex-Gas and Basic Petrochemicals’ appeal requested that the expenses related to these proceedings be paid by the plaintiff.

•	In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was admitted on January 8, 2015. As of the date of these consolidated financial statements, a final resolution is still pending.

In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. As of the date of these consolidated financial statements, the parties are waiting for the final judgment to be issued.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

•	On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimo Segundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. A judgment was issued ordering Pemex-Exploration and Production to pay Ps. 12,682 for contractual penalties. Pemex-Exploration and Production subsequently filed an appeal, which was granted to Pemex-Exploration and Production. Saboratto, S.A. de C.V. filed an amparo against this resolution in response. Pemex-Exploration and Production also filed an amparo requesting that the expenses related to these proceedings be paid by the plaintiff. As of the date of these consolidated financial statements, a final resolution is still pending with respect to both amparos.

•	On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,000. On April 2, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/1211023) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On August 20, 2014, these proceedings were sent to the Segunda Sección de la Sala Superior (Second Section of the Superior Court) of the Tax and Administrative Federal Court, which will issue a final judgment. On October 29, 2014, these proceedings were returned to the Second Regional Court to correct a procedural error. As of the date of these consolidated financial statements, a final judgment is still pending.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 23.SUBSEQUENT EVENTS

On January 19, 2015, the Mexican Government made an equity contribution of Ps. 10,000,000 to Petróleos Mexicanos in accordance with the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability), as amended. This payment was recognized as an increase in Certificates of Contribution “A.”

On April 29, 2015, the Mexican peso-U.S. dollar exchange rate was Ps. 15.3213 per U.S. dollar, which represents a 4.10% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2014, which was Ps. 14.7180 per U.S. dollar.

On April 29, 2015, the weighted average price of the crude oil exported by PEMEX was U.S. $56.01 per barrel. This represents a price increase of approximately 23.23% as compared to the average price as of December 31, 2014, which was U.S. $45.45 per barrel.

During the period from January 1 to April 29, 2015, PEMEX participated in the following financing activities:

•	On January 16, 2015, Petróleos Mexicanos obtained a direct loan for Ps 7,000,000 bearing interest at a floating rate linked to TIIE, which matures on January 16, 2016.

•	On January 22, 2015, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $42,000,000 to U.S. $52,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On January 23, 2015, Petróleos Mexicanos issued U.S. $6,000,000 of its debt securities under its U.S. $42,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $1,500,000 of its 3.500% Notes due 2020; (2) U.S. $1,500,000 of its 4.500% Notes due 2026; and (3) U.S. $3,000,000 of its 5.625% Bonds due 2046.

•	On January 30, 2015, Petróleos Mexicanos amended the terms of its revolving credit facility in order to increase the amount available thereunder from U.S. $1,250,000 to U.S. $3,250,000 and to extend the maturity date to February 5, 2020. On February 5, 2015, Petróleos Mexicanos borrowed U.S. $1,950,000 under this facility to prepay in full its U.S. $700,000 credit facility dated as of December 17, 2014.

•	On February 11, 2015, Petróleos Mexicanos issued Ps. 24,287,902 aggregate principal amount of Certificados Bursátiles in three tranches. The first tranche was issued at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 17,000,000, consisting of (1) an international offering outside of Mexico of Ps. 9,000,000 of “Euroclearable Certificados Bursátiles,” which are eligible for clearance through Euroclear Clearance System plc and Indeval, and (2) a concurrent offering to the public in Mexico of Ps. 8,000,000. This issuance was a reopening of the same series of Certificados Bursátiles due 2026 that was originally issued on November 27, 2014. The second tranche was issued at a floating rate due 2020 in an aggregate principal amount of Ps. 4,300,000. This issuance was a reopening of the same series of Certificados Bursátiles due 2020 that was originally issued on November 27, 2014. The third tranche was issued at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 565,886,800 UDIs, equivalent to Ps. 2,987,902. This issuance represented the fourth reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014, September 11, 2014 and November 27, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

•	On February 11, 2015, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $2,000,000. On February 17, 2015, Petróleos Mexicanos borrowed U.S. $2,000,000 under this facility to prepay in full its credit agreement dated as of November 18, 2010.

•	On March 24, 2015, the CNBV authorized Petróleos Mexicanos’ Short-Term Certificados Bursátiles Program for an aggregate revolving amount of Ps. 100,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	During the period from March 26, 2015 to April 27, 2015 Petróleos Mexicanos issued a total of Ps. 7,500,000 of short-term Certificados Bursátiles at a fixed and floating rates, under its Short-Term Certificados Bursátiles Program and repaid Ps. 2,500,000.

•	On April 21, 2015, Petróleos Mexicanos issued €2,250,000 of its debt securities under its U.S. $52,000,000 Medium-Term Notes Program, Series C in two tranches: (1) €1,250,000 of its 2.750% Notes due 2027; and (2) €1,000,000 of its 1.875% Notes due 2022.

•	Between January 1 and April 29, 2015, PMI HBV repaid U.S. $500,000 from its revolving credit line.

As of December 31, 2014, PEMEX has valued and recorded the 19,557,003 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 18.34%, from €15.54 per share as of December 31, 2014 to €18.39 per share as of April 29, 2015.

NOTE 24. SUBSIDIARY GUARANTOR INFORMATION

The following consolidating information presents: (i) condensed consolidating statements of financial position at December 31, 2014 and 2013 and condensed consolidating statements of comprehensive income and cash flows for the years ended December 31, 2014, 2013 and 2012 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (as defined below).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

These condensed consolidating statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance, Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”). The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full and unconditional and joint and several.

The Pemex Project Funding Master Trust (the “Master Trust”), which was a trust formed for the purpose of financing PEMEX’s projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of December 31, 2014, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary Obligor	Guarantors	Principal Amount Outstanding (U.S. $)
5.75% Guaranteed Notes due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,483,988
6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	1,750,000
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	491,175
8.625% Bonds due 2022	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	160,245
8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	106,507
9 1⁄4% Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	107,109
9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	219,217

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The following table sets forth, as of December 31, 2014, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal Amount Outstanding (U.S. $)
8.00% Notes due 2019	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	1,999,369
9 1⁄4% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	9,296
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	102,149
3.500% Notes due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	999,590
Floating Rate Notes due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	498,570
6.000% Notes due 2020	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	995,364
5.50% Notes due 2021	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,961,947
3.500% Notes due 2023	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,099,730
4.875% Notes due 2024	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	1,499,136
6.625% Notes due 2035	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	998,500
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	3,000,000
4.875% Bonds 2022	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,097,055
5.50% Bonds due 2044	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,745,000
3.125% Notes due 2019	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	497,278
6.375% Bonds due 2045	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,999,980

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2014 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2014

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	73,002,640	Ps.	5,407,420	Ps.	39,578,468	Ps.	—	Ps.	117,988,528
Accounts receivable and other, net, and derivative financial instruments		25,760,345		41,577,264		48,647,914		—		115,985,523
Accounts receivable—inter-company		349,727,804		856,239,256		101,974,733		(1,307,941,793)		—
Inventories		638,839		36,506,849		12,792,968		—		49,938,656
Available-for-sale financial assets		—		—		5,414,574		—		5,414,574

Total current assets		449,129,628		939,730,789		208,408,657		(1,307,941,793)		289,327,281
Long-term receivables—inter-company		985,135,404		3,626,448		5,788,386		(994,550,238)		—
Permanent investments in associates		60,586,885		6,940,848		15,060,898		(60,573,871)		22,014,760
Wells, pipelines, properties, plant and equipment-net		11,285,140		1,724,548,862		47,540,136		—		1,783,374,138
Deferred taxes		(124,002)		84,215		4,182,405		—		4,142,618
Restricted cash		35,887		6,848,332		—		—		6,884,219
Other assets		1,409,235		17,769,843		3,446,186		—		22,625,264

Total assets	Ps.	1,507,458,177	Ps.	2,699,549,337	Ps.	284,426,668	Ps.	(2,363,065,902)	Ps.	2,128,368,280

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	128,491,432	Ps.	7,801,195	Ps.	9,573,590	Ps.	—	Ps.	145,866,217
Accounts payable—inter company		823,273,747		421,946,125		55,470,068		(1,300,689,940)		—
Other current liabilities		29,430,111		139,237,945		19,625,074		—		188,293,130
Total current liabilities		981,195,290		568,985,265		84,668,732		(1,300,689,940)		334,159,347
Long-term debt		978,651,122		7,769,492		10,963,672		—		997,384,286
Long-term payables—inter company		3,626,448		991,800,516		6,375,128		(1,001,802,092)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		312,050,990		1,100,084,554		152,409,957		—		1,564,545,501
Total liabilities		2,275,523,850		2,668,639,827		254,417,489		(2,302,492,032)		2,896,089,134
EQUITY		(768,065,673)		30,909,510		30,009,179		(60,573,870)		(767,720,854)
Total liabilities and equity	Ps.	1,507,458,177	Ps.	2,699,549,337	Ps.	284,426,668	Ps.	(2,363,065,902)	Ps.	2,128,368,280

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2013

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	50,131,405	Ps.	5,331,901	Ps.	25,282,413	Ps.	—		Ps. 80,745,719
Accounts receivable and other, net, and derivative financial instruments		28,693,366		34,290,219		66,270,066		—		129,253,651
Accounts receivable—inter-company		383,510,275		821,836,275		96,867,309		(1,302,213,859)		—
Inventories		659,252		31,460,831		24,794,417		—		56,914,500
Available-for-sale financial assets		—		—		17,728,571		—		17,728,571

Total current assets		462,994,298		892,919,226		230,942,776		(1,302,213,859)		284,642,441
Long-term receivables—inter-company		737,649,602		2,938,490		4,687,346		(745,275,438)		—
Permanent investments in associates		416,044,158		5,971,793		10,791,945		(416,028,395)		16,779,501
Wells, pipelines, properties, plant and equipment-net		9,666,204		1,670,030,799		41,881,738		—		1,721,578,741
Deferred taxes		—		233,872		2,259,290		—		2,493,162
Restricted cash		1,620,091		6,081,707		—		—		7,701,798

Other assets		1,181,797		10,504,660		2,508,253		—		14,194,710
Total assets	Ps.	1,629,156,150	Ps.	2,588,680,547	Ps.	293,071,348	Ps.	(2,463,517,692)	Ps.	2,047,390,353

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	67,909,431	Ps.	8,933,827	Ps.	13,833,685	Ps.	—		Ps. 90,676,943
Accounts payable—inter-company		760,642,526		466,591,441		67,538,205		(1,294,772,172)		—
Other current liabilities		18,238,388		127,336,814		22,938,687		—		168,513,889

Total current liabilities		846,790,345		602,862,082		104,310,577		(1,294,772,172)		259,190,832
Long-term debt		732,584,613		9,294,300		8,684,558		—		750,563,471
Long-term payables—inter-company		2,938,487		744,839,772		4,811,537		(752,589,796)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		232,593,227		871,015,524		119,273,939		—		1,222,882,690

Total liabilities		1,814,906,672		2,228,011,678		237,080,611		(2,047,361,968)		2,232,636,993
EQUITY		(185,750,522)		360,668,869		55,990,737		(416,155,724)		(185,246,640)

Total liabilities and equity	Ps.	1,629,156,150	Ps.	2,588,680,547	Ps.	293,071,348	Ps.	(2,463,517,692)	Ps.	2,047,390,353

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2014

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	18,998	Ps.	2,213,875,692	Ps.	1,108,487,220	Ps.	(1,747,092,618)	Ps.	1,575,289,292
Services income		64,245,159		6,055,328		6,426,288		(65,288,193)		11,438,582

Total sales revenues		64,264,157		2,219,931,020		1,114,913,508		(1,812,380,811)		1,586,727,874
Cost of sales		2,663,293		1,513,364,738		1,108,344,990		(1,759,092,541)		865,280,480

Gross income		61,600,864		706,566,282		6,568,518		(53,288,270)		721,447,394

Other revenues and expenses-net		514,056		36,518,256		778,682		(258,597)		37,552,397
General expenses:
Transportation, distribution and sale expenses		—		34,095,556		1,555,276		(3,468,166)		32,182,666
Administrative expenses		57,654,464		86,112,895		17,701,494		(50,131,739)		111,337,114

Total general expenses		57,654,464		120,208,451		19,256,770		(53,599,905)		143,519,780

Operating income		4,460,456		622,876,087		(11,909,570)		53,038		615,480,011
Financing income		85,565,363		17,696,814		3,106,401		(103,354,391)		3,014,187
Financing cost		67,194,647		84,756,651		2,973,111		(103,365,349)		51,559,060
Derivative financial instruments (cost) income—net		(13,858,680)		8,116		4,411,994		—		(9,438,570)
Exchange (loss) gain—net		(7,859,495)		(69,076,040)		(63,626)		—		(76,999,161)
(Loss) profit sharing in associates		(263,219,388)		487,365		(452,997)		263,219,388		34,368

(Loss) income before taxes, duties and other		(262,106,391)		487,235,691		(7,880,909)		263,283,384		480,531,775
Total taxes, duties and other		3,160,818		738,855,418		4,058,528		—		746,074,764
Net (loss) income for the year		(265,267,209)		(251,619,727)		(11,939,437)		263,283,384		(265,542,989)

Total other comprehensive result		(62,426,587)		(189,804,290)		(13,117,248)		—		(265,348,125)

Total comprehensive result for the year	Ps.	(327,693,796)	Ps.	(441,424,017)	Ps.	(25,056,685)	Ps.	263,283,384	Ps.	(530,891,114)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2013

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	22,115	Ps.	2,283,326,517	Ps.	1,136,284,419	Ps.	(1,821,767,783)	Ps.	1,597,865,268
Services income		55,361,187		6,305,400		5,394,402		(56,721,632)		10,339,357

Total sales revenues		55,383,302		2,289,631,917		1,141,678,821		(1,878,489,415)		1,608,204,625
Cost of sales		1,478,302		1,533,920,937		1,125,696,332		(1,821,480,398)		839,615,173

Gross income		53,905,000		755,710,980		15,982,489		(57,009,017)		768,589,452

Other revenues and expenses-net		(1,629,063)		97,687,870		(5,631,905)		(291,217)		90,135,685
General expenses:
Transportation, distribution and sale expenses		—		31,612,865		1,276,529		(440,958)		32,448,436
Administrative expenses		52,176,527		87,089,702		16,332,061		(56,943,818)		98,654,472

Total general expenses		52,176,527		118,702,567		17,608,590		(57,384,776)		131,102,908
Operating income		99,410		734,696,283		(7,258,006)		84,542		727,622,229
Financing income		66,513,514		28,629,988		3,503,308		(89,911,111)		8,735,699
Financing cost		62,400,459		63,677,174		3,295,021		(89,786,170)		39,586,484
Derivative financial instruments (cost) income—net		2,631,986		(33,305)		(1,287,708)		—		1,310,973
Exchange gain (loss)—net		(305,581)		(3,441,388)		(204,523)		—		(3,951,492)
(Loss) profit sharing in associates		(173,928,884)		1,141,059		(434,349)		173,928,884		706,710

Income (loss) before taxes, duties and other		(167,390,014)		697,315,463		(8,976,299)		173,888,485		694,837,635
Total taxes, duties and other		2,475,621		858,504,381		3,916,060		—		864,896,062

Net (loss) income for the year		(169,865,635)		(161,188,918)		(12,892,359)		173,888,485		(170,058,427)
Total other comprehensive result		25,443,543		194,725,595		34,101,029		—		254,270,167
Total comprehensive result for the year	Ps.	(144,422,092)	Ps.	33,536,677	Ps.	21,208,670	Ps.	173,888,485	Ps.	84,211,740

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2012

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	16,009	Ps.	2,300,269,835	Ps.	1,257,236,879	Ps.	(1,917,786,969)	Ps.	1,639,735,754
Services income		54,963,056		5,449,622		2,897,419		(56,133,811)		7,176,286

Total sales revenues		54,979,065		2,305,719,457		1,260,134,298		(1,973,920,780)		1,646,912,040
Cost of sales		1,252,618		1,504,565,221		1,245,083,304		(1,918,410,569)		832,490,574

Gross income		53,726,447		801,154,236		15,050,994		(55,510,211)		814,421,466

Other revenues and expenses-net		(335,781)		210,667,412		(943,530)		(369,138)		209,018,963
General expenses:
Transportation, distribution and sale expenses		—		27,623,303		1,189,946		(324,966)		28,488,283
Administrative expenses		46,788,554		84,409,050		14,277,458		(55,862,213)		89,612,849

Total general expenses		46,788,554		112,032,353		15,467,404		(56,187,179)		118,101,132
Operating income		6,602,112		899,789,295		(1,359,940)		307,830		905,339,297
Financing income		65,665,503		21,006,665		3,070,851		(87,211,228)		2,531,791
Financing cost		42,288,729		71,029,986		4,317,744		(71,625,916)		46,010,543
Derivative financial instruments (cost) income—net		(21,883,836)		269,611		74,122		15,282,455		(6,257,648)
Exchange (loss) gain—net		5,720,540		38,975,874		149,247		—		44,845,661
(Loss) profit sharing in associates		(8,164,817)		2,329,571		2,435,880		8,196,973		4,797,607

(Loss) income before taxes, duties and other		5,650,773		891,341,030		52,416		8,201,946		905,246,165
Total taxes, duties and other		2,817,741		897,843,428		1,984,518		—		902,645,687

Net (loss) income for the year		2,833,032		(6,502,398)		(1,932,101)		8,201,945		2,600,478

Total comprehensive result		(60,588,295)		(265,515,874)		(50,738,806)		—		(376,842,975)

Total comprehensive result for the year	Ps.	(57,755,263)	Ps.	(272,018,272)	Ps.	(52,670,907)	Ps.	8,201,945	Ps.	(374,242,497)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL

INFORMATION STATEMENT OF CASH FLOWS

For the year ended December 31, 2014

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating Activities:
Net (loss) income for the year	Ps.	(265,267,209)	Ps.	(251,619,727)	Ps.	(11,939,437)	Ps.	263,283,384	Ps.	(265,542,989)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		744,081		139,522,310		2,808,396		—		143,074,787
Impairment of wells, pipelines, properties, plant and equipment		—		21,199,704		1,445,992		—		22,645,696
Unsuccessful wells		—		12,148,028		—		—		12,148,028
Disposal of wells, pipelines, properties, plant and equipment		211,414		3,499,602		2,659,921		—		6,370,937
Net loss (Profit) on available-for-sale financial assets		—		—		215,119		—		215,119
Profit (loss) sharing in associates		263,559,164		(487,365)		452,997		(263,559,164)		(34,368)
Dividends		—		—		(736,302)		—		(736,302)
Effects of net present value of reserve for well abandonment		—		9,169,327		—		—		9,169,327
Amortization expenses related to debt issuance		312,296		—		—		—		312,296
Unrealized foreign exchange loss (gain)		75,053,801		1,903,282		1,927,634		—		78,884,717
Interest expense		44,969,920		5,084,856		854,848		—		50,909,624
Funds provided by (used in) operating activities:
Accounts receivable, accounts payable and derivative financial instruments		14,951,048		(19,048,441)		14,075,677		—		9,978,284
Inventories		20,413		(5,046,019)		12,001,450		—		6,975,844
Other assets		(227,438)		(17,819,505)		(937,934)		—		(18,984,877)
Employee benefits		17,913,078		52,988,257		8,068,673		—		78,970,008
Inter-company charges and deductions		(274,747,392)		37,103,048		(13,393,984)		251,038,328		—

Cash flows provided by operating activities		(122,506,824)		(11,402,643)		17,503,050		250,762,548		134,356,131
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(2,574,431)		(215,531,732)		(12,572,707)		—		(230,678,870)
Available-for-sale financial assets		—		—		12,735,337		—		12,735,337
(Increase) decrease due to Inter-company investing		—		—		(3,466,447)		—		(3,466,447)
Exploration costs		—		(1,593,706)		—		—		(1,593,706)
Received dividends		—		—		336,095		—		336,095
Investments in associates		7,942,930		—		—		(7,942,930)		—

Cash flows used in investing activities		5,368,499		(217,125,438)		(2,967,722)		(7,942,930)		(222,667,591)
Financing activities:
Increase in equity of Subsidiary Entities		22,000,000		—		—		—		22,000,000
Withdrawal of Mexican Government contributions		(73,583,100)		—		—		—		(73,583,100)
Loans obtained from financial institutions		320,893,270		—		102,506,205		—		423,399,475
Debt payments, principal only		(93,488,805)		(7,748,079)		(106,218,608)		—		(207,455,492)
Interest paid		(41,091,971)		(5,105,446)		(1,051,061)		—		(47,248,478)
Inter-company increase (decrease) financing		687,961		240,568,067		1,563,590		(242,819,618)		—

Cash flows provided by financing activities:		135,417,355		227,714,542		(3,199,874)		(242,819,618)		117,112,405
Net (decrease) increase in cash and cash equivalents		18,279,030		(813,539)		11,335,454		—		28,800,945
Effects of change in cash value		4,592,205		889,057		2,960,602		—		8,441,864
Cash and cash equivalents at the beginning of the year		50,131,405		5,331,902		25,282,412		—		80,745,719

Cash and cash equivalents at the end of the year	Ps.	73,002,640	Ps.	5,407,420	Ps.	39,578,468	Ps.	—	Ps.	117,988,528

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL

INFORMATION STATEMENT OF CASH FLOWS

For the year ended December 31, 2013

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating Activities:
Net income (loss) for the year	Ps.	(169,865,634)	Ps.	(161,188,918)	Ps.	(12,892,360)	Ps.	173,888,485	Ps.	(170,058,427)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		686,088		145,329,809		2,475,807		—		148,491,704
Impairment of wells, pipelines, properties, plant and equipment		—		26,364,717		(755,882)		—		25,608,835
Unsuccessful wells		—		12,497,726		—		—		12,497,726
Disposal of wells, pipelines, properties, plant and equipment		24,668		7,744,792		6,930,160		—		14,699,620
Profit (loss) sharing in associates		173,258,510		(1,141,058)		434,349		(173,258,511)		(706,710)
Dividends		—		—		(914,116)		—		(914,116)
Effects of net present value of reserve for well abandonment		—		(5,240,305)		—		—		(5,240,305)
Gain on sale of properties, plant and equipment		—		—		(768,000)		—		(768,000)
Net (Profit) loss on available-for-sale financial assets		(278,842)		—		—		—		(278,842)
Amortization expenses related to debt issuance		(1,037,663)		(853,047)		—		—		(1,890,710)
Unrealized foreign exchange loss (gain)		2,836,523		(172,772)		644,548		—		3,308,299
Interest expense		36,108,777		2,077,850		1,117,316		—		39,303,943
Funds provided by (used in) operating activities:
Accounts receivable		(5,132,196)		16,451,312		(4,077,897)		—		7,241,219
Inventories		(125)		840,283		(907,088)		—		(66,930)
Other assets		667,515		(14,081,007)		507,576		—		(12,905,916)
Accounts payable and accrued expenses		1,695,525		57,495,890		(5,219,423)		—		53,971,992
Employee benefits		34,961,922		36,848,133		6,233,085		—		78,043,140
Inter-company charges and deductions		(89,826,553)		162,188,266		37,867,036		(110,228,749)		—

Cash flows provided by operating activities		(15,901,485)		285,161,671		30,675,111		(109,598,775)		190,336,522

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(916,477)		(233,834,924)		(10,876,153)		—		(245,627,554)
(Increase) decrease due to Inter-company investing		(71,142,378)		(111,826,436)		—		182,968,814		—
Available-for-sale financial assets		2,869,883		—		—		—		2,869,883
Exploration costs		—		(1,438,685)		—		—		(1,438,685)
Investments in associates		(2,066,366)		(244,823)		2,311,189		—		—

Cash flows used in investing activities		(71,255,338)		(347,344,868)		(8,564,964)		182,968,814		(244,196,356)

Financing activities:
Increase in equity due to Mexican Government contributions		66,583,100		206,288		231,705		(437,993)		66,583,100
Decrease in equity due to withdrawal of Mexican Government contributions		(65,000,000)		581,839		(231,704)		(350,135)		(65,000,000)
Loans obtained from financial institutions		155,545,511				81,409,522		—		236,955,033
Debt payments, principal only		(86,279,510)		(10,499,109)		(94,367,472)		—		(191,146,091)
Interest paid		(35,192,692)		(1,172,776)		(767,632)				(37,133,100)
Inter-company (decrease) increase financing		702,864		71,203,090		675,957		(72,581,911)		—

Cash flows provided by financing activities		36,359,273		60,319,332		(13,049,624)		(73,370,039)		10,258,942

Net increase (decrease) in cash and cash equivalents		(50,797,550)		(1,863,865)		9,060,523		—		(43,600,892)
Effects of change in cash value		4,141,601		—		970,119		—		5,111,720
Cash and cash equivalents at the beginning of the year		96,787,354		7,195,766		15,251,771		—		119,234,891

Cash and cash equivalents at the end of the year	Ps.	50,131,405	Ps.	5,331,901	Ps.	25,282,413	Ps.	—	Ps.	80,745,719

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL

INFORMATION STATEMENT OF CASH FLOWS

For the year ended December 31, 2012

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating Activities:
Net income (loss) for the year	Ps.	2,833,032	Ps.	(6,502,398)	Ps.	(1,932,101)	Ps.	8,201,945	Ps.	2,600,478
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		570,890		137,241,770		2,725,060		—		140,537,720
Unsuccessful wells		—		13,842,410		—		—		13,842,410
Disposal of wells, pipelines, properties, plant and equipment		68,329		(437,338)		1,102,530		—		733,521
Profit (loss) sharing in associates		8,434,500		(2,329,571)		(2,468,036)		(8,434,500)		(4,797,607)
Dividends		—		—		(685,704)		—		(685,704)
Effects of net present value of reserve for well abandonment		—		3,552,924		—		—		3,552,924
Amortization expenses related to debt issuance		1,560,478		—		—		—		1,560,478
Unrealized foreign exchange gain (loss)		(40,144,811)		(2,266,480)		1,849,490		—		(40,561,801)
Interest expense		42,020,754		12,160,731		1,804,544		(10,247,445)		45,738,584
Funds provided by (used in) operating activities:
Accounts receivable		6,288,911		2,944,581		13,364,486		—		22,597,978
Inventories		(167,346)		(12,228,746)		566,674		—		(11,829,418)
Other assets		(489,291)		(7,215,184)		25,872		—		(7,678,603)
Accounts payable and accrued liabilities		4,261,846		(20,566,075)		2,440,343		—		(13,863,886)
Employee benefits		8,432,015		46,744,724		6,406,528		—		61,583,267
Inter-company charges and deductions		(22,322,476)		156,037,261		(20,700,257)		(113,014,528)		—

Cash flows provided by operating activities		11,346,831		320,978,609		4,499,429		(123,494,528)		213,330,341

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(1,128,811)		(192,801,968)		(3,578,219)		—		(197,508,998)
(Increase) decrease due to inter-company investing		(9,667,629)		(103,341,908)		—		113,009,537		—
Exploration costs		—		(1,828,043)		—		—		(1,828,043)

Cash flows used in investing activities		(10,796,440)		(297,971,919)		(3,578,219)		113,009,537		(199,337,041)

Financing activities:
Loans obtained from financial institutions		118,081,331		—		259,814,818		—		377,896,149
Debt payments, principal only		(70,037,268)		(10,914,565)		(260,912,130)		—		(341,863,963)
Interest paid		(42,121,370)		(12,231,579)		(2,483,557)		10,247,440		(46,589,066)
(Decrease) increase due to inter-company financing		—		(8,226)		(53,367)		61,593		—

Cash flows provided by financing activities		5,922,693		(23,154,370)		(3,634,236)		10,309,033		(10,556,880)

Net increase (decrease) in cash and cash equivalents		6,473,084		(147,680)		(2,713,026)		(175,958)		3,436,420
Effects of change in cash value		(422,540)		1,278,252		(209,746)		175,958		821,924
Cash and cash equivalents at the beginning of the year		90,736,810		6,065,194		18,174,543		—		114,976,547

Cash and cash equivalents at the end of the year	Ps.	96,787,354	Ps.	7,195,766	Ps.	15,251,771	Ps.	—	Ps.	119,234,891

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

NOTE 25. SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

Under the Political Constitution of the United Mexican States, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In August 2014, through the Round Zero process, the Mexican Government granted PEMEX the right to extract, but not own, certain petroleum and other hydrocarbon reserves in Mexico through assignment deeds.

This note provides supplementary information on the oil and gas exploration, development and production activities of Pemex-Exploration and Production in compliance with the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932 10-5 “Extractive Activities — Oil and Gas” (“ASC Topic 932”) and Accounting Standards Update 2010-03 (see Note 3(i)).

As of the date of these consolidated financial statements, all exploration and production activities of Pemex-Exploration and Production are conducted in Mexico. The supplemental data presented herein reflect information for all of Pemex-Exploration and Production’s oil and gas producing activities.

(a) Capitalized costs for oil and gas producing activities (unaudited)

	As of December 31,
	2014		2013		2012
Proved reserves	Ps.	2,381,670,263	Ps.	2,254,784,515	Ps.	2,108,592,519
Construction in progress		111,812,137		83,764,607		46,908,049
Accumulated depreciation and amortization		(1,122,444,895)		(994,476,861)		(870,694,075)

Net capitalized costs	Ps.	1,371,037,505	Ps.	1,344,072,261	Ps.	1,284,806,493

(b) Costs incurred for oil and gas property exploration and development activities (unaudited)

	2014		2013
Exploration	Ps.	38,866,665	Ps.	36,552,489
Development		188,950,718		181,671,933

Total costs incurred	Ps.	227,817,383	Ps.	218,224,422

There are no property acquisition costs, because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 10,143,219 and Ps. 10,163,605 for 2014 and 2013, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

(c) Results of operations for oil and gas producing activities (unaudited):

	2014		2013		2012
Revenues from sale of oil and gas	Ps.	1,134,448,708	Ps.	1,250,737,299	Ps.	1,333,247,872

Hydrocarbon duties		760,627,534		856,978,971		898,064,551
Production costs (excluding taxes)		156,134,037		134,645,739		121,973,668
Other costs and expenses		35,978,232		40,599,327		30,828,632
Exploration expenses		22,291,247		22,661,332		25,820,942
Depreciation, depletion, amortization and accretion		144,384,138		119,161,541		122,356,141

		1,119,415,188		1,174,046,910		1,199,043,934

Results of operations for oil and gas producing activities	Ps.	15,033,520	Ps.	76,690,389	Ps.	134,203,938

Note: Numbers may not total due to rounding.

(d) Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars for each of the years ended December 31 (excluding production taxes):

	2014		2013		2012
Weighted average sales price per barrel of oil equivalent (boe)(1)	U.S.	$ 71.44	U.S.	$ 76.81	U.S.$	78.89
Crude oil, per barrel		90.37		99.92		102.36
Natural gas, per thousand cubic feet		5.71		4.93		4.03

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

(e) Crude oil and natural gas reserves (unaudited)

Under the Political Constitution of the United Mexican States, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2014 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit Pemex-Exploration and Production’s estimates of hydrocarbon reserves. In addition, pursuant to the Reglamento de la Ley de Hidrocarburos (Regulations to the Hydrocarbons Law), the NHC reviewed and approved the proved reserves reports estimates as of December 31, 2014 provided by Pemex-Exploration and Production on March 10, 2015. These reserves estimates were then registered and published by the Ministry of Energy on March 18, 2015.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Pemex-Exploration and Production estimated reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE’s publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2014, PEMEX did not record any material increase in PEMEX’s hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of PEMEX’s reserves estimation efforts, it has undertaken the internal certification of its estimates of reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production’s exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the Gerencia de Recursos y Reservas (Office of Resources and Reserves), the central hydrocarbon reserves management body of Pemex-Exploration and Production, review and certify such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Hydrocarbons Reserves and Resources Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX’s reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of PEMEX’s personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over ten years of professional experience.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

In addition to this internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of proved reserves as of December 31, 2014: Netherland Sewell International, S. de R.L. de C.V. (“Netherland Sewell”); DeGolyer and MacNaughton; and Ryder Scott Company, L.P. (“Ryder Scott,” and, together with Netherland Sewell and DeGolyer and MacNaughton, the “Independent Engineering Firms”). The reserves estimates reviewed by the Independent Engineering Firms totaled 97.8% of PEMEX’s estimated proved reserves. The remaining 2.2% of PEMEX’s estimated proved reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. Netherland Sewell audited the reserves in the Northeastern Marine region and Southern region, DeGolyer and MacNaughton audited the reserves in the Southwestern Marine region and Ryder Scott audited the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

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

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that PEMEX’s estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a), are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of ASC Topic 932.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

PEMEX’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 7.1% in 2014, from 11,079 million barrels at December 31, 2013 to 10,292 million barrels at December 31, 2014. PEMEX’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 3.0% in 2014, from 7,360 million barrels at December 31, 2013 to 7,141 million barrels at December 31, 2014. These decreases were principally due to the fact that PEMEX was assigned less than 100% of Mexico’s total proved reserves in connection with Round Zero, as well as a decrease in field development activities, as 265 fewer wells were completed in 2014 than in 2013. The amount of crude oil, condensate and liquefiable hydrocarbon reserves added in 2014 were insufficient to offset the level of production in 2014, which amounted to 1,001 million barrels of crude oil, condensates and liquefiable hydrocarbons.

PEMEX’s total proved developed and undeveloped dry gas reserves decreased by 11.5% in 2014, from 12,273 billion cubic feet at December 31, 2013 to 10,859 billion cubic feet at December 31, 2014. Pemex’s proved developed dry gas reserves decreased by 9.7% in 2014, from 7,461 billion cubic feet at December 31, 2013 to 6,740 billion cubic feet at December 31, 2014. PEMEX’s proved undeveloped dry gas reserves decreased by 14.4% in 2014, from 4,811 billion cubic feet at December 31, 2013 to 4,119 billion cubic feet at December 31, 2014. These decreases were principally due to the fact that PEMEX was assigned less than 100% of Mexico’s total proved reserves in connection with Round Zero, as well as a decrease in field development activities. The amount of dry gas reserves added in 2014 was insufficient to offset the level of production in 2014, which amounted to 1,511 billion cubic feet of dry gas.

During 2014, 986.9 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 188,951 million. Field development activities, including well drilling and completion, contributed most significantly to the reclassification of proved undeveloped, probable and possible reserves to proved developed reserves, accounting for 891.1 million barrels of oil equivalent, or 90.3%, of the total amount of reclassified reserves in 2014. The only fields containing material volumes of the proved reserves that have remained undeveloped for five years or more are the Ayatsil and Ayín fields, which are both located offshore. These fields remain undeveloped due to delays in construction related to certain unique field characteristics. In particular, the design of the development plan for the Ayatsil field, the larger of the two, has required additional time due to the complexity of this project, which is expected to be Pemex-Exploration and Production’s first offshore project producing extra-heavy crude oil. As of the date of these consolidated financial statements, three drilling platforms have been installed at the Ayatsil field and drilling activity is expected to begin in the near future. PEMEX also expects to continue developing the Ayín field during 2015. In addition, pursuant to Round Zero, PEMEX was assigned the right to produce 398 million barrels of oil equivalent of proved reserves through temporary assignments for a two-year period in order to ensure the continuity of operations at these producing fields until they are subject to a competitive bidding round.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of its proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2014

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,141	6,740
Proved undeveloped reserves	3,151	4,119

Total proved reserves	10,292	10,859

Note: Numbers may not total due to rounding.

(1)	PEMEX does not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2014	2013	2012
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	11,079	11,424	11,362
Revisions(2)	95	630	1,012
Extensions and discoveries	119	62	103
Production	(1,001)	(1,037)	(1,053)

At December 31	10,292	11,079	11,424

Proved developed reserves at December 31	7,141	7,360	7,790
Proved undeveloped reserves at December 31	3,151	3,719	3,634

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.

Source: Pemex-Exploration and Production.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Dry Gas Reserves

	2014	2013	2012
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	12,273	12,713	12,734
Revisions(1)	4	1,010	1,377
Extensions and discoveries	93	89	162
Production(2)	(1,511)	(1,539)	(1,560)

At December 31	10,859	12,273	12,713

Proved developed reserves at December 31	6,740	7,461	7,951
Proved undeveloped reserves at December 31	4,119	4,811	4,762

Note: Numbers may not total due to rounding.

(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Pemex-Exploration and Production’s reserves replacement rate (“RRR”) for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. In 2014, the RRR was 18.0%, which was 49.8 percentage points lower than the 2013 RRR of 67.8%. The fact that the RRR was less than 100% in 2014 represents a decline in proved reserves during this period. This significant decrease in the RRR in 2014 as compared to 2013 primarily reflects the one-time impact of Round Zero, through which PEMEX was assigned 95.9% of the proved reserves that it had the right to extract and sell in 2013. This decrease also resulted from a reduction in field development activities, as only 511 wells were completed in 2014, which represents a 34.1% decrease as compared to 2013. If PEMEX were to include in the calculation of the RRR in 2014 the 637.2 million barrels of oil equivalent of proved reserves that were not assigned to it as part of Round Zero, the RRR for this period would have totaled 67.4%, or 0.4 percentage points lower than the 2013 RRR.

PEMEX’s goal is to increase the RRR during 2015, in part by increasing its proved reserves over the coming years. PEMEX aims to accomplish this primarily through the development of the Ku-Maloob-Zaap, Crudo Ligero Marino and ATG projects, as well as through the performance of delineation activities. PEMEX has developed these objectives based on reserves estimates, which are subject to the uncertainty and risks associated with hydrocarbon exploration and production activities. Additionally, future decisions regarding authorized exploration and exploitation investment levels may lead to related changes.

PEMEX’s reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2014, this ratio was equal to 9.6 years for proved reserves, which represents a decrease of 4.9% as compared to the 2013 reserves production ratio of 10.1 years for proved reserves.

(f) Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2039. This measure is presented in accordance with ASC Topic 932.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Estimated future cash inflows from production are computed by applying average prices of oil and gas of the first day of each month of 2014. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2015 to the future pre-tax net cash flows related to PEMEX’s proved oil and gas reserves.

The estimated future payment of taxes was calculated based on fiscal regime applicable by decree to Pemex-Exploration and Production effective January 1, 2015.

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

Standardized measure of discounted future net cash flows as of December 31

	2014		2013		2012
	(in millions of dollars)
Future cash inflows	U.S.$	757,794	U.S.$	931,874	U.S.$	974,411
Future production costs (excluding taxes)		(112,421)		(135,211)		(124,485)
Future development costs		(37,019)		(46,339)		(46,146)
Future cash flows before tax		608,353		750,324		803,780
Future production and excess gains taxes		(543,743)		(634,371)		(664,343)
Future net cash flows		64,610		115,953		139,437
Effect of discounting net cash flows by 10%		(19,949)		(34,996)		(41,913)

Standardized measure of discounted future net cash flows	U.S.$	44,661	U.S.$	80,957	U.S.$	97,524

Note: Table amounts may not total due to rounding.

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands, except as noted)

Changes in standardized measure of discounted future net cash flows

	2014		2013		2012
	(in millions of dollars)
Sales of oil and gas produced, net of production costs	U.S.$	(69,582)	U.S.$	(82,802)	U.S.$	(87,609)
Net changes in prices and production costs		(79,617)		(61,268)		(58,215)
Extensions and discoveries		3,022		4,280		6,315
Development cost incurred during the year		14,215		14,224		11,431
Changes in estimated development costs		(7,086)		(12,625)		(17,466)
Reserves revisions and timing changes		(13,432)		49,091		58,150
Accretion of discount of pre-tax net cash flows		51,504		54,280		56,921
Net changes in production and excess gains taxes		64,678		18,253		(9,899)
Other		—		—		—

Aggregate change in standardized measure of discounted future net cash flows	U.S.$	(36,296)	U.S.$	(16,567)	U.S.$	(40,372)

Standardized measure
As of January 1		80,957		97,524		137,896
As of December 31		44,661		80,957		97,524

Change	U.S.$	(36,296)	U.S.$	(16,567)	U.S. $	(40,372)

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