Form 20-F
period 2017-12-31
MEXICAN PETROLEUM
filed 2018-04-30
CIK 932782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2017

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

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Each Class

3.500% Notes due 2018	Floating Rate Notes due 2018
3.125% Notes due 2019	5.500% Notes due 2019
8.00% Guaranteed Notes due 2019	3.500% Notes due 2020
6.000% Notes due 2020	6.375% Notes due 2021
5.50% Notes due 2021	4.875% Notes due 2022
5.375% Notes due 2022	Floating Rate Notes due 2022
8.625% Bonds due 2022	3.500% Notes due 2023
4.625% Notes due 2023	8.625% Guaranteed Bonds due 2023
4.875% Notes due 2024	4.250% Notes due 2025
4.500% Notes due 2026	6.875% Notes due 2026
9.50% Guaranteed Bonds due 2027	9.50% Global Guaranteed Bonds due 2027
6.500% Notes Due 2027	6.625% Guaranteed Bonds due 2035
6.625% Guaranteed Bonds due 2038	6.500% Bonds due 2041
5.50% Bonds due 2044	6.375% Bonds due 2045
5.625% Bonds due 2046	6.750% Bonds due 2047

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

References herein to “U.S. $,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the legal currency of Mexico. References herein to “euros” or “€” are to the legal currency of the European Economic and Monetary Union. References herein to “pounds” or “£” are to the legal currency of the United Kingdom. References herein to “Swiss francs” are to the legal currency of the Swiss Confederation. References herein to “Japanese yen” or “¥” are to the legal currency of Japan. References herein to “Australian dollars” are to the legal currency of Australia. The term “billion” as used herein means one thousand million.

Our consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We refer in this report to “International Financial Reporting Standards as issued by the International Accounting Standards Board” as IFRS. In addition, these financial statements were audited in accordance with the International Standards on Auditing, as required by the Ley del Mercado de Valores (Securities Market Law) and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (General Provisions applicable to issuers of securities and other participants in the securities market) in each case, of Mexico, for purposes of filing with the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or the CNBV) and the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange), and in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB, for purposes of filings with the U.S. Securities and Exchange Commission, or the SEC.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS to reconcile such financial statements to United States Generally Accepted Accounting Principles, which we refer to as U.S. GAAP. Accordingly, while we have in the past reconciled our consolidated financial statements prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards) to U.S. GAAP, those reconciliations are no longer presented in our filings with the SEC. We do, however, continue to provide the disclosure required under the U.S. Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 932 “Extractive Activities—Oil and Gas” (which we refer to as ASC Topic 932), as this is required regardless of the basis of accounting on which we prepare our financial statements.

We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 19.7867 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on December 31, 2017. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. Mexico has a free market for foreign exchange, and the Mexican Government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican Government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future. Due to the volatility of the peso/U.S. dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

PRESENTATION OF INFORMATION CONCERNING RESERVES

The proved hydrocarbon reserves included in this report for the year ended December 31, 2017 are those that we have the right to extract and sell based on assignments granted by the Mexican Government to us in August 2014 through the process commonly referred to as Round Zero and the assignments we have received in subsequent bidding rounds conducted by the Mexican Government. See “Item 4—Information on the Company—History and Development—Energy Reform” for a description of the Round Zero process.

The estimates of our proved reserves of crude oil and natural gas for the five years ended December 31, 2017 included in this report have been calculated according to the technical definitions required by the SEC. DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. (which we refer to as Netherland Sewell) and Ryder Scott Company, L.P. (which we refer to as Ryder Scott) conducted reserves audits of our estimates of our proved hydrocarbon reserves as of December 31, 2017 or January 1, 2018, as applicable. All reserves estimates involve some degree of uncertainty. For a description of the risks relating to reserves and reserves estimates, see “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government— Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions,” “—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our income, adjustments to our capital expenditures budget and our inability to obtain financing may limit our ability to make capital investments” and “—The Mexican nation, not us, owns the hydrocarbon reserves located in the subsoil in Mexico and our right to continue to extract these reserves is subject to the approval of the Ministry of Energy.”

FORWARD-LOOKING STATEMENTS

This Form 20-F contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	trends in international crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm-outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	our ability to successfully identify partners and enter into farm-outs, joint ventures and strategic alliances;

•	liberalization of hydrocarbon prices in Mexico;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

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

Board of Directors
Director General
Institutional Internal Control Unit
Corporate Office of Planing, Coordination and Perfomance
Corporate Office of Management and Services
Corporate Office of Alliances and New Business
Corporate Office of Information Technology
Corporate Finance Office
Legal Office
Internal Auditing Area
Pemex Exploration and Production
60.00% Compañía Mexicana de Exploraciones, S.A. de C.V. (3)
100.00% P.M.I. Marine DAC (1)
48.99% P.M.I. Campos Maduros SANMA, S. de R.L. de C.V. (3) 51.01%
Pemex Industrial Transformation
100.00% Mex Gas Internacional, S.L. (4)
99.00% PMX Cogeneración Internacional, S.L. (2)
100.00% PMX Cogeneración, S.A.P.I. de C.V. (3)
Pemex Drilling and Services
Pemex Ethylene
100.00% PPQ Cadena Productiva, S.L. (2)
Pemex Logistics
99.00% P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (3) 1.00%
Pemex Cogeneration and Services
Pemex Fertilizers
99.99% PMX Fertilizantes Holding, S.A. de C.V. (3) 0.01%
76.66% PMX Fertilizantes Pacífico, S.A. de C.V. (3) 23.34%
99.30% Grupo Fertinal, S.A. de C.V. (3) 0.70%
99.99% Pro-Agroindustria, S.A. de C.V. (3) 0.01%
98.33% P.M.I. Comercio Internacional, S.A. de C.V. (3)
100.00% P.M.I. Holdings Petróleos España, S.L. (4)
100.00% P.M.I. Services, B.V. (5)
100.00% P.M.I. Holdings, B.V. (5)
71.70% P.M.I. Norteamérica, S.A. de C.V. (3) 28.30%
59.02% P.M.I. Services North America, Inc. (6) 40.98%
100.00% P.M.I. Ducto de Juárez, S. de R.L. de C.V. (3)
48.51% 51.49% P.M.I. Trading, Ltd (1)
99.99% P.M.I. Trading México, S.A. de C.V. (3) 0.01%
0.01% 99.99% P.M.I. Infraestructura de Desarrollo, S.A. de C.V. (3)
1.00% P.M.I. Azufre Industrial, S.A. de C.V. (3) 99.00%
1.00% P.M.I. Cinturón Transoceánico Gas Natural, S.A. de C.V. (3) 99.00%
1.00% P.M.I. Transoceánico Gas LP, S.A. de C.V. (3) 99.00%
1.00% P.M.I. Midstream del Centro, S.A. de C.V. (3) 99.00%
51.00% Hijos de J. Barreras, S.A. (2)
100.00% Kot Insurance Co. AG (7)
100.00% Pemex Procurement International, Inc. (6)
Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V. (3) 99.98%
0.02% III Servicios, S.A. de C.V. (3)
100.00% Pemex Finance, Ltd. (8)
100.00% Holdings Holanda Services, B.V. (5)
Corporate Operations of Petróleos Mexicanos
Subsidiary Entities
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

SELECTED FINANCIAL DATA

The selected statement of comprehensive income (loss), statement of financial position and cash flows data set forth below as of and for the five years ended December 31, 2017 have been derived from, and should be read in conjunction with, our consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017, which are included in Item 18 of this report. Our consolidated financial statements for each of the fiscal years ended December 31, 2013, 2014, 2015, 2016 and 2017 were audited by Castillo Miranda y Compañía, S.C. (which we refer to as BDO Mexico), an independent registered public accounting firm. Certain amounts in the consolidated financial statements for the years ended December 31, 2013, 2014, 2015 and 2016 have been reclassified to conform the presentation of the amounts in the consolidated financial statements for the year ended December 31, 2017. These reclassifications are not significant to the consolidated financial statements and had no impact on our consolidated net income (loss).

As detailed below, for the years ended December 31, 2015, 2016 and 2017, we recognized a net loss of Ps. 712.6 billion, Ps. 191.1 billion and Ps. 280.9 billion, respectively. In addition, we had negative equity as of December 31, 2016 and 2017 of Ps. 1,233.0 billion and Ps. 1,502.4 billion, respectively, which resulted in a negative working capital of Ps. 68.4 billion and Ps. 25.6 billion, respectively; and cash flows from operating activities of Ps. 63.4 billion for the year ended December 31, 2017. This has led our independent auditors to state in their most recent audit report that there is material uncertainty that may cast significant doubt on our ability to continue as a going concern. Accordingly, we have prepared our consolidated financial statements on a going concern basis, which assumes that we can meet our payment obligations. For more information on the actions that we are taking to face these negative trends, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Selected Financial Data of PEMEX

	Year ended December 31,(1)
	2013	2014	2015	2016	2017	2017(2)
	(in millions of pesos, except ratios)					(in millions of U.S. dollars)
Statement of Comprehensive Income (Loss) Data
Net sales	Ps. 1,608,205	Ps. 1,586,728	Ps. 1,161,760	Ps. 1,074,093	Ps. 1,397,030	U.S.$	70,604
Operating income	727,622	615,480	(154,387)	424,350	104,725		5,293
Financing income	8,736	3,014	14,991	13,749	16,166		817
Financing cost	(39,586)	(51,559)	(67,774)	(98,844)	(117,645)		(5,946)
Derivative financial instruments (cost) income—Net	1,311	(9,439)	(21,450)	(14,000)	25,338		1,281
Exchange (loss) gain—Net	(3,951)	(76,999)	(154,766)	(254,012)	23,184		1,172
Net (loss) income for the period	(170,058)	(265,543)	(712,567)	(191,144)	(280,851)		(14,194)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	80,746	117,989	109,369	163,532	97,852		4,945
Total assets	2,047,390	2,128,368	1,775,654	2,329,886	2,132,002		107,749
Long-term debt	750,563	997,384	1,300,873	1,807,004	1,880,666		95,047
Total long-term liabilities	1,973,446	2,561,930	2,663,922	3,136,704	3,245,227		164,011
Total equity (deficit)	(185,247)	(767,721)	(1,331,676)	(1,233,008)	(1,502,352)		(75,927)
Statement of Cash Flows
Depreciation and amortization	148,492	143,075	167,951	150,439	156,705		7,920
Acquisition of wells, pipelines, properties, plant and equipment(3)	245,628	230,679	253,514	151,408	91,859		4,642
Other Financial Data
Ratio of earnings to fixed charges(4)(5)	—	—	—	—	—		—

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 4 to our consolidated financial statements included herein.
(2)	Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the Ministry of Finance and Public Credit for accounting purposes of Ps. 19.7867 = U.S. $1.00 at December 31, 2017. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(3)	Includes capitalized financing cost. See Note 12 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
(4)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest within rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.
(5)	Earnings for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 165,217 million, Ps. 283,640 million, Ps. 765,161 million, Ps. 209,148 million and Ps. 289,033 million for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 respectively.

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

Period	Exchange Rate
	High	Low	Average(1)	Period End
Year Ended December 31,
2013	13.433	11.976	12.857	13.098
2014	14.794	12.846	13.370	14.750
2015	17.358	14.564	15.873	17.195
2016	20.842	17.190	18.667	20.617
2017	21.891	17.478	18.884	19.640
November 2017	19.257	18.513	18.931	18.634
December 2017	19.733	18.620	19.176	19.640
2018
January 2018	19.484	18.488	18.912	18.622
February 2018	18.901	18.360	18.647	18.841
March 2018	18.864	18.168	18.590	18.168
April 2018(2)	18.615	17.971	18.208	18.615

(1)	Average of month-end rates, except for 2017 and 2018 monthly exchange rates.
(2)	For the period from April 1, 2018 to April 20, 2018.

Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve.

The noon buying rate for cable transfers in New York reported by the Federal Reserve on April 20, 2018 was Ps. 18.615 = U.S. $1.00.

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

When international crude oil, petroleum product and/or natural gas prices are low, we generally earn less revenue and, therefore, generate lower cash flows and earn less income before taxes and duties because our costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, we earn more revenue and our income before taxes and duties increases. Crude oil export prices, which had generally traded above U.S. $75.00 per barrel since October 2009 and traded above U.S. $100.00 per barrel as of July 30, 2014, began to fall in August 2014. After a gradual decline that resulted in per barrel prices falling to U.S. $91.16 at September 30, 2014, this decline sharply accelerated in October 2014 and prices fell to U.S. $53.27 per barrel at the end of 2014. The weighted average Mexican crude oil export price fell further in subsequent years, down to U.S. $26.54 per barrel by the end of December 2015 and to U.S. $18.90 per barrel on January 20, 2016, the lowest in twelve years, before rebounding to U.S. $46.53 per barrel on December 28, 2016. In 2017, crude oil export prices began to stabilize and during 2017 the weighted average Mexican crude oil export price was approximately U.S. $46.73 per barrel, rising to U.S. $56.19 per barrel on December 29, 2017. During the first three months of 2018, the weighted average Mexican crude oil price was U.S. $56.82 per barrel, an increase of U.S. $10.94 per barrel as compared to the 2017 weighted average Mexican crude oil export price. As of April 27, 2018, the weighted average Mexican crude oil export price was U.S. $60.89 per barrel. While prices have begun to stabilize or even trend upwards, they still remain significantly lower than 2014 levels. Any future decline in international crude oil and natural gas prices will have a similar negative impact on our results of operations and financial condition. These fluctuations may also affect estimates of the amount of Mexico’s hydrocarbon reserves that we have the right to extract and sell, which could affect our future production levels. See “—Risk Factors Related to our Relationship with the Mexican Government—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions” below and “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Changes in Exposure to Main Risks—Market Risk—Hydrocarbon Price Risk.”

We have a substantial amount of indebtedness and other liabilities and are exposed to liquidity constraints, which could make it difficult for us to obtain financing on favorable terms and could adversely affect our financial condition, results of operations and ability to repay our debt and, ultimately, our ability to operate as a going concern.

We have a substantial amount of debt, which we have incurred primarily to finance the capital expenditures needed to carry out our capital investment projects. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has decreased. The sharp decline in oil prices that began in late 2014 has had a negative impact on our ability to generate positive cash flows, which, together with our continued heavy tax burden and increased competition from the private sector, has further exacerbated our ability to fund our capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop our hydrocarbon reserves and amortize scheduled debt maturities, we will need to raise financing from a broad range of funding sources, in addition to implementing the efficiency and cost-cutting initiatives described in this annual report.

As of December 31, 2017, our total indebtedness, including accrued interest, was approximately Ps. 2,037.9 billion (U.S. $103.0 billion), in nominal terms, which represents a 2.8% increase compared to our total indebtedness, including accrued interest, of approximately Ps. 1,983.2 billion (U.S. $96.0 billion) as of December 31, 2016. 25.8% of our existing debt as of December 31, 2017, or Ps. 526.5 billion (U.S. $26.6 billion), is scheduled to mature in the next three years. As of December 31, 2017, we had a negative working capital of Ps. 25.6 billion (U.S. $1.3 billion). Our level of debt may increase further in the short or medium term as a result of new financing activities or depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flows provided by our operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness, including the refinancing of our existing indebtedness. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview—Changes to Our Business Plan.”

Certain rating agencies have expressed concerns regarding: (1) our heavy tax burden, (2) the total amount of our debt; (3) the significant increase in our indebtedness over the last several years; (4) our negative free cash flow during 2016, primarily resulting from our significant capital investment projects and the low price of oil; (5) the natural decline of certain of our oil fields and lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,258.4 billion (U.S. $63.6 billion) as of December 31, 2017; and (7) the resilience of our operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. On August 3, 2017, Fitch Ratings affirmed our credit rating of “BBB+” in both global local and global foreign currency and modified its outlook from negative to stable. On December 18, 2017, Standard & Poor’s affirmed the outlook for our credit ratings as stable and affirmed our global foreign currency credit rating as “BBB+”, but lowered our global local currency credit rating from “A” to “A-”, citing revisions to its methodology for calculating sovereign ratings. On April 12, 2018, Moody’s Investors Service announced the revision of its outlook for our credit ratings from negative to stable.

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

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations.

Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern. However, our independent auditors have stated in their most recent report that there is material uncertainty that may cast significant doubt on our ability to continue operating as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If the actions we are taking to improve our financial condition, which are described in detail under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview—Changes to Our Business Plan,” are not successful, we may not be able to continue operating as a going concern.

We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, cyber-attacks, failure in our information technology system, blockades to our facilities and criminal acts and deliberate acts of terror that could adversely affect our business, results of operations and financial condition.

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

Our operations depend on our information technology systems and therefore cybersecurity plays a key role in protecting our operations. Cyber-threats and cyber-attacks are becoming increasingly sophisticated, coordinated and costly, and could be targeted at our operations. Although we have established an information security program that helps us to prevent, detect and correct vulnerabilities, and we have not yet suffered a significant cyber-attack, if the integrity of our information technology system were to be compromised due to a cyber-attack, or due to the negligence or misconduct of our employees, our business operations could be disrupted or even paralyzed and our proprietary information could be lost or stolen. As a result of these risks, we could face, among other things, regulatory action, legal liability, damage to our reputation, a significant reduction in revenues, an increase in costs, a shutdown of operations, or loss of our investments in areas affected by such cyber-attacks, which in turn could have a material adverse effect on our reputation, results of operations and financial condition.

Our facilities are also subject to the risk of sabotage, terrorism and blockades. For example, in early 2017 we experienced widespread demonstrations, including blockades, as a result of the Mexican Government’s increase in fuel prices during 2017, which prevented us from accessing certain of our supply terminals and caused gasoline shortages at several retail service stations in Mexico. The occurrence of these incidents related to the production, processing and transportation of oil and gas products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean-up and repair expenses, equipment damage and damage to our facilities, which in turn could adversely affect our business, results of operations and financial condition.

We purchase comprehensive insurance policies covering most of these risks; however, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that significant incidents will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we we will not be held responsible for such incidents. The occurrence of a significant incident or unforeseen liability for which we are not fully insured or for which insurance recovery is significantly delayed could have a material adverse effect on our results of operations and financial condition. See “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Insurance.”

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

Changes in the economic, regulatory, business or political environment in Mexico or other markets where we operate, such as the liberalization of fuel prices pursuant to energy reform and the significant decline in international crude oil and gas prices in recent years, among other factors, may result in the recognition of impairment charges in certain of our assets. Due to the decline in oil prices, we have performed impairment tests of our non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2015 and 2016, we recognized an impairment charge of Ps. 477,945 million and a net reversal of impairment in the amount of Ps. 331,314 million, respectively. As of December 31, 2017, we recognized an impairment charge of Ps. 151,444 million. See Note 12(e) to our consolidated financial statements for further information about the impairment of certain of our assets. Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting our operating results and financial condition.

Increased competition in the energy sector due to the current legal framework in Mexico could adversely affect our business and financial performance.

The Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States or the “Mexican Constitution”) and the Ley de Hidrocarburos (Hydrocarbons Law) allows other oil and gas companies, in addition to us, to carry out certain activities related to the energy sector in Mexico, including exploration and production activities, and the import and sale of gasoline. As a result, we face competition for the right to explore and develop new oil and gas reserves in Mexico. We will also likely face competition in connection with certain refining, transportation and processing activities. In addition, increased competition could make it difficult for us to hire and retain skilled personnel. For more information, see “Item 4—Information on the Company—History and Development—Energy Reform.” While we have not yet experienced significant adverse effects from increased competition, we expect competition to increase further and there can be no assurances that we will not experience such adverse effects in the future. If we are unable to compete successfully with other oil and gas companies in the energy sector in Mexico, our results of operations and financial condition may be adversely affected.

We are increasingly participating in strategic alliances, joint ventures and other joint arrangements. These arrangements may not perform as expected, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

In response to the energy reform, we have entered into and may in the future enter into strategic alliances, joint ventures and other joint arrangements. These arrangements are intended to reduce risks in exploration and production, refining, transportation and processing activities. Our partners in such arrangements may, as a result of financial or other difficulties, be unable or unwilling to fulfill their financial or other obligations under our agreements, threatening the viability of the relevant project. In addition, our partners may have inconsistent or opposing economic or business interests and take action contrary to our policies or objectives, which could be to our overall detriment. If our strategic alliances, joint ventures and other joint arrangements do not perform as expected, our reputation may be harmed and our business, financial condition and results of operations could be adversely affected.

We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. See “Item 4—Information on the Company—General Regulatory Framework.” Although we maintain policies and processes intended to comply with these laws, including the review of our internal control over financial reporting, we are subject to the risk that our employees, contractors or any person doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal or business advantage to our detriment. We have in place a number of systems for identifying, monitoring and mitigating these risks, but our systems may not be effective and we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees. Any failure – real or perceived – by our officers or employees to comply with applicable governance or regulatory obligations could harm our reputation, limit our ability to obtain financing and otherwise have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, we and our officers and employees may be subject to criminal, administrative or civil penalties and other measures, which could have material adverse effects on our reputation, business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner and could adversely impact our reputation, ability to access financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our industry, which, in turn, could have adverse effects on our business, results of operations and financial condition.

Our compliance with environmental regulations in Mexico could result in material adverse effects on our results of operations.

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to our operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases our costs because it requires us to make significant capital expenditures and limits our ability to extract hydrocarbons, resulting in lower revenues. For an estimate of our accrued environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.” Growing international concern over greenhouse gas emissions and climate change could result in new laws and regulations that could adversely affect our results of operations and financial condition. International agreements, including the Paris Agreement approved by the Mexican Government, contemplate coordinated efforts to combat climate change. We may become subject to market changes, including carbon taxes, efficiency standards, cap-and-trade and emission allowances and credits. These measures could increase our operating and maintenance costs, increase the price of our hydrocarbon products and possibly shift consumer demand to lower-carbon sources. See “Item 4—Environmental Regulation —Climate Change” for more information on the Mexican Government’s current legal and regulatory framework for combatting climate change.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain new financing and service our debt. Additionally, the Mexican Government announced budget cuts in November 2015, February 2016 and September 2016 in response to declines in international crude oil prices, and it may cut spending in the future. See “—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us and it could limit our ability to satisfy our external debt obligations or could reorganize or transfer us or our assets” below. Any new budget cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

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

Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy and, in turn, PEMEX’s operations.

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

Presidential and federal congressional elections in Mexico will be held in July 2018. The Mexican presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. We cannot provide any assurances that political developments in Mexico will not have an adverse effect on the Mexican economy or oil and gas industry and, in turn, our business, results of operations and financial condition, including our ability to repay our debt.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to physical proximity and the high degree of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement (“NAFTA”). As a result, political developments in the United States, including changes in the administration and governmental policies, can have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets.

Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. During 2017, our export sales to the United States amounted to Ps. 302.9 billion, representing 21.7% of total sales and 59.6% of export sales for the year. In August 2017, Mexico, the United

States and Canada commenced renegotiation of NAFTA. As of the date of this annual report, the extent or outcome of the renegotiations, as well as the expected timing for their completion, is uncertain. Any increase of import tariffs resulting from re-negotiated NAFTA terms could make it economically unsustainable for U.S. companies to import our petrochemical, crude oil and petroleum products if they are unable to transfer those additional costs onto consumers, which would increase our expenses and decrease our revenues, even if domestic and international prices for our products remain constant. Higher tariffs on products that we export to the United States could also require us to renegotiate our contracts or lose business, resulting in a material adverse impact on our business and results of operations.

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

The adjustments to our annual budget mentioned above may compromise our ability to develop the reserves assigned to us by the Mexican Government and to successfully compete with other oil and gas companies that enter the Mexican energy sector. See “Item 4—General Regulatory Framework” for more information about the Mexican Government’s authority with respect to our budget. In addition, the Mexican Government’s control over us could adversely affect our ability to make payments under any securities issued by Petróleos Mexicanos. Although Petróleos Mexicanos is wholly owned by the Mexican Government, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

The Mexican Government’s agreements with international creditors may affect our external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos’ external indebtedness was treated on the same terms as the debt of the Mexican Government and other public-sector entities, and it may be treated on similar terms in any future debt restructuring. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public-sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Mexican Government has the power, if the Mexican Constitution and federal law were further amended, to further reorganize our corporate structure, including a transfer of all or a portion of our assets to an entity not controlled, directly or indirectly, by the Mexican Government. See “—Risk Factors Related to Mexico” above.

We pay significant taxes and duties to the Mexican Government, and, if certain conditions are met, we may be required to pay a state dividend, which may limit our capacity to expand our investment program or negatively impact our financial condition generally.

We are required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit our ability to make capital investments. In 2017, approximately 31.7% of our sales revenues was used for payments to the Mexican Government in the form of taxes and duties, which constituted a substantial portion of the Mexican Government’s revenues.

The Secondary Legislation includes changes to the fiscal regime applicable to us, particularly with respect to the exploration and production activities that we carry out in Mexico. As of 2016, we have the obligation, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend to the Mexican Government. We were not required to pay a state dividend in 2016 or 2017 and are not required to do so in 2018. See “Item 8—Financial Information—Dividends” for more information. Although the changes to the fiscal regime applicable to us are designed in part to reduce the Mexican Government’s reliance on payments made by us, we cannot provide assurances that we will not be required to continue to pay a large proportion of our sales revenue to the Mexican Government. See “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime.” In addition, the Mexican Government may change the applicable rules in the future.

The Mexican Government has historically imposed price controls in the domestic market on our products.

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. As a result of these price controls, we have not been able to pass on all of the increases in the prices of our product purchases to our customers in the domestic market when the peso depreciates in relation to the U.S. dollar. A depreciation of the peso increases our cost of imported oil and gas products, without a corresponding increase in our revenues unless we are able to increase the price at which we sell products in Mexico.

In accordance with the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017 (2017 Federal Revenue Law), during 2017 the Mexican Government gradually removed price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico. As of the date of this annual report, sales prices of gasoline and diesel have been fully liberalized and are determined by the free market. For more information, see “Item 4—Information on the Company—Business Overview—Industrial Transformation.” However, we do not control the Mexican Government’s domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect our results of operations. For more information, see “Item 4—Information on the Company—Business Overview—Refining—Pricing” and “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing.”

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

The Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission, or CNH) has the authority to review and approve our estimated hydrocarbon reserves estimates and may require us to make adjustments to these estimates. A request to adjust these reserves estimates could result in our inability to prepare our consolidated financial statements in a timely manner. This could adversely impact our ability to access financial markets, obtain contracts, assignments, permits and other government authorizations necessary to participate in the crude oil and natural gas industry, which, in turn, could have an adverse effect on our business, results of operations and financial condition.

We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our income, adjustments to our capital expenditures budget and our inability to obtain financing may limit our ability to make capital investments.

Because our ability to maintain, as well as increase, our oil production levels is highly dependent upon our ability to successfully develop existing hydrocarbon reserves and, in the long term, upon our ability to obtain the right to develop additional reserves, we continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. During 2017, our total proved reserves decreased by 868.1 million barrels of oil equivalent, or 10.1%, after accounting for discoveries, extensions, revisions, and delimitations, from 8,562.8 million barrels of crude oil equivalent as of December 31, 2016 to 7,694.7 million barrels of crude oil equivalent as of December 31, 2017. See “Item 4—Information on the Company—Business Overview––Exploration and Production––Reserves” for more information about the factors leading to this decline. Our crude oil production decreased by 1.0% from 2012 to 2013, by 3.7% from 2013 to 2014, by 6.7% from 2014 to 2015, by 5.0% from 2015 to 2016 and by 9.5% from 2016 to 2017, primarily as a result of the decline of the Cantarell, Crudo Ligero Marino, El Golpe-Puerto Ceiba, Bellota-Chinchorro, Antonio J. Bermúdez, Cactus-Sitio Grande, Ixtal-Manik, Chuc, Costero Terreste and Tsimín-Xux projects.

Pursuant to energy reform in Mexico, the Mexican Government outlined a process, commonly referred to as Round Zero, for the determination of our initial allocation of rights to continue to carry out exploration and production activities in Mexico. On August 13, 2014, the Ministry of Energy granted us the right to continue to explore and develop areas that together contain 95.9% of Mexico’s estimated proved reserves of crude oil and natural gas. The development of the reserves that were assigned to us pursuant to Round Zero and subsequent bidding rounds, particularly the reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. Our right to develop the reserves assigned to us is conditioned on our ability to develop such reserves in accordance with our development plans, which were based on our technical, financial and operational capabilities at the time. See “Item 4—History and Development—Energy Reform—Assignment of Exploration and Production Rights.” We cannot provide assurances that we will have or will be able to obtain, in the time frame that we expect, sufficient resources or the technical capacity necessary to explore and extract the reserves that the Mexican Government assigned to us, or that it may grant to us in the future. We have reduced our capital expenditures in prior years in response to declining oil prices, and unless we are able to increase our capital expenditures, we may not be able to develop the reserves assigned to us in accordance with our development plans. We would lose the right to continue to extract these reserves if we fail to develop them in accordance with our development plans, which could adversely affect our operating results and financial condition. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

Our ability to make capital expenditures is limited by the substantial taxes and duties that we pay to the Mexican Government, the ability of the Mexican Government to adjust certain aspects of our annual budget, cyclical decreases in our revenues primarily related to lower oil prices and any constraints on our liquidity. The availability of financing may limit our ability to make capital investments that are necessary to maintain current production levels and decrease the proved hydrocarbon reserves that we are entitled to extract. For more information on the liquidity constraints we are exposed to, see “—We have a substantial amount of indebtedness and other liabilities and are exposed to liquidity constraints, which could make it difficult for us to obtain financing on favorable terms and could adversely affect our financial condition, results of operations and ability to repay our debt and, ultimately, our ability to operate as a going concern” above.

The energy reform has provided us with opportunities to enter into strategic alliances and partnerships, which may reduce our capital commitments and allow us to participate in projects for which we are more competitive. We have since entered into, and continue to enter into, strategic alliances, joint ventures and other joint arrangements with third parties in order to develop our reserves. If we are unable to find partners for such joint arrangements, or if our partners were to significantly default on their obligations to us, we may be unable to maintain production levels or extract from our reserves. Moreover, we cannot assure you that these strategic alliances, joint ventures and other joint arrangements will be successful or reduce our capital commitments. For more information, see “—Risk Factors Related to Pemex’s Operations—We are increasingly participating in strategic alliances, joint ventures and other joint arrangements. These arrangements may not perform as expected, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition” above and “Item 4—Information on the Company—History and Development—Capital Expenditures” and “—Energy Reform.”

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

HISTORY AND DEVELOPMENT

We are the largest company in Mexico according to the June 2017 edition of Expansión magazine, and according to the November 20, 2017 issue of Petroleum Intelligence Weekly, we were the eighth largest crude oil producer and the eighteenth largest oil and gas company in the world based on data from the year 2016.

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

•	licenses, pursuant to which a license holder is entitled to the oil and gas that are extracted from the subsoil;

•	production-sharing contracts, pursuant to which a contractor is entitled to receive a percentage of production;

•	profit-sharing contracts, pursuant to which a contractor is entitled to receive a percentage of the profit from the sale of the extracted oil and gas; and

•	service contracts, pursuant to which a contractor would receive cash payments for services performed (service contracts, together with licenses, production-sharing contracts and profit-sharing contracts are known as the contracts for the exploration and production of oil and gas, collectively referred to as contracts for exploration and production).

For midstream and downstream activities, including oil refining and natural gas processing, the Hydrocarbons Law establishes a permit regime that is granted by the Ministry of Energy and the Comisión Reguladora de Energía (Energy Regulatory Commission, or CRE), as applicable. The Hydrocarbons Law also sets forth the process by which entities may apply for these permits. The CRE began issuing permits for the retail sale of gasoline and diesel fuel in 2016.

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

The principal lines of business of the new productive state-owned subsidiaries are as follows:

•	Pemex Exploration and Production, formed on June 1, 2015 as a successor to Pemex-Exploration and Production, explores for, extracts, transports, stores and markets crude oil and natural gas;

•	Pemex Cogeneration and Services, formed on June 1, 2015, generates, supplies and trades electric and thermal energy;

•	Pemex Drilling and Services, formed on August 1, 2015, performs drilling and well repair services;

•	Pemex Fertilizers, formed on August 1, 2015, integrates the ammonia production chain up to the point of sale of fertilizers;

•	Pemex Ethylene, formed on August 1, 2015, separates the ethylene business from our petrochemicals segment in order to take advantage of the integration of the ethylene production chain and distributes and trades other gases, including methane and propylene;

•	Pemex Logistics, formed on October 1, 2015, provides land, maritime and pipeline transportation, storage and distribution to us and third parties; and

•	Pemex Industrial Transformation, formed on November 1, 2015 as a successor of Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, refines petroleum products and derivatives; processes natural gas, natural gas liquids, artificial gas and derivatives and engages in industrial petrochemical processes.

Capital Expenditures

The following table shows our capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2017, and the budget for these expenditures for 2018. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS. The following table presents our capital expenditures by subsidiary. For the year ended December 31, 2015, we have included capital expenditures made by the subsidiary entities prior to our recent corporate reorganization, and for the new productive state-owned subsidiaries, capital expenditures made after their creation. For the year ended December 31, 2016 and 2017, and for the 2018 budget, we have included capital expenditures made by, or expected to be made by the productive state-owned subsidiaries.

Capital Expenditures and Budget by Subsidiary

	Year ended December 31,			Budget 2018(1)
	2015	2016	2017
	(in millions of pesos)(2)
Pemex-Exploration and Production(3)	Ps. 153,110	Ps. 137,242	Ps. 85,491	Ps. 81,765
Pemex Industrial Transformation(4)	4,952	33,947	18,576	18,360
Pemex Logistics(5)	631	7,015	4,917	4,449
Pemex Drilling and Services(6)	—	2,688	1,550	1,434
Pemex Ethylene(7)	426	746	618	1,786
Pemex Fertilizers(8)	205	379	264	444
Pemex-Refining	34,152	n.a.	n.a.	n.a.
Pemex-Gas and Basic Petrochemicals	5,070	n.a.	n.a.	n.a.
Pemex-Petrochemicals	2,604	n.a.	n.a.	n.a.
Pemex Cogeneration and Services	—	—	—	—
Petróleos Mexicanos	2,157	1,004	1,609	4,978

Total capital expenditures	Ps. 203,307	Ps. 183,021	Ps. 113,025	Ps. 113,216

Note: Numbers may not total due to rounding.

n.a.	Not available.
(1)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018.
(2)	Figures are stated in nominal pesos.
(3)	For the year ended December 31, 2015, this includes capital expenditures made by Pemex-Exploration and Production and the new productive state-owned subsidiary Pemex Exploration and Production.
(4)	Figures for the year ended December 31, 2015 include capital expenditures after November 1, 2015, when Pemex Industrial Transformation was formed.
(5)	Figures for the year ended December 31, 2015 include capital expenditures after October 1, 2015, when Pemex Logistics was formed.
(6)	For the year ended December 31, 2015, capital expenditures for Pemex Drilling and Services were allocated under Pemex Exploration and Production.
(7)	Figures for the year ended December 31, 2015 include capital expenditures after October 1, 2015, when Pemex Ethylene was formed.
(8)	Figures for the year ended December 31, 2015 include capital expenditures after October 1, 2015, when Pemex Fertilizers was formed.

Source: Petróleos Mexicanos.

The following table shows our capital expenditures, excluding non-capitalizable maintenance, by segment for the years ended December 31, 2016 and 2017 and the budget for these expenditures in 2018.

Capital Expenditures by Segment

	Year ended December 31,				Budget 2018(1)
	2016		2017
	(millions of pesos)
Exploration and Production	Ps.	137,242	Ps.	85,491	Ps.	81,765
Industrial Transformation
Refining		30,501		15,988		14,376
Gas and Aromatics		3,446		2,587		3,984

Total		33,947		18,576		18,360
Logistics		7,015		4,917		4,449
Drilling and Services		2,688		1,550		1,434
Ethylene		746		618		1,786
Fertilizers		379		264		444
Cogeneration and Services		—		—		—
Corporate and other Subsidiaries		1,004		1,609		4,978

Total Capital Expenditures	Ps.	183,021	Ps.	113,025	Ps.	113,216

Note: Numbers may not total due to rounding.

(1)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018.

Source: Petróleos Mexicanos.

Capital Expenditures Budget

Capital expenditures and budget by project are described under each segment below in this Item 4.

Since mid-2014, the international reference prices of crude oil have fluctuated significantly. After falling to a twelve-year low on January 20, 2016 of U.S. $18.90 per barrel, the Mexican crude oil export price rose to U.S. $46.53 at the end of 2016, and further to U.S. $56.19 per barrel on December 29, 2017. The weighted average Mexican crude oil export price for 2017 was U.S. $46.73 per barrel. Based on its estimate that the weighted average Mexican crude oil export price would be U.S. $48.50 per barrel, the Mexican Congress approved our Ps. 204.6 billion capital expenditures budget, including non-capitalizable maintenance, for 2018. Our capital expenditures budget net of non-capitalizable maintenance is Ps. 113.2 billion.

In light of the oil and gas market and global economic conditions, on November 9, 2017 the Chamber of Deputies approved a 2018 budget of Ps. 391.9 billion, including operational expenses and a financial balance goal (which we define as sales after deducting costs and expenses, investment expenses, taxes and duties, and financial debt service) of Ps. 79.4 billion. With this budget, our management expects that we will be able to maintain our medium- and long-term growth plans without the need to incur more indebtedness than the amount included in our approved financing program for 2018. The budget was based on the guiding principles of: maintaining the industrial safety and reliability of our facilities; taking advantage of the new contractual models provided by the energy reform in order to attract third-party investment; meeting our labor and financial obligations; and stabilizing our crude oil and gas production levels in the medium and long-term.

Our budget for 2018 includes a total of Ps. 113.2 billion for capital expenditures. We expect to direct Ps.81.8 billion (or 72.2% of our total capital expenditures) to exploration and production programs in 2018. This investment in exploration and production activities reflects our focus on maximizing the potential of hydrocarbon reserves and our most productive projects, the promotion of our farm-out program, which we believe will allow us to sustain and increase our production levels while decreasing our corresponding capital expenditures, and our intention to take advantage of the opportunities provided by the energy reform. The energy reform provides us with opportunities to form new strategic partnerships to enhance our financial, technical and operational capabilities along our entire value chain. See “—Energy Reform” above in this Item 4. We continuously review our capital expenditures portfolio in accordance with our current and future business plans and upcoming opportunities. In the upcoming years, we expect to receive financial resources from third parties who may partner with us on certain projects, a collaboration made possible following the implementation of the Secondary Legislation. See “—Energy Reform” above in this Item 4 for more information about these new opportunities.

Our main objectives for upstream investment are to maximize our long-term economic value, and to increase and improve the quality of the oil and gas reserves assigned to us, enhance Pemex Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and compliance with environmental regulations. Our 2018 budget objectives include maintaining crude oil production at levels sufficient to satisfy domestic demand and have a surplus available for export and maintaining natural gas production levels.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistics and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Our exploration and production segment operates through the productive state-owned subsidiary Pemex Exploration and Production and explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital expenditures in exploration and production activities decreased by 37.7% in 2017. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 999.3 million barrels of oil equivalent in 2017. Despite these investments, our crude oil production decreased by 9.5% from 2016 to 2017, averaging 1,948.3 thousand barrels per day in 2017, primarily as a result of the decline of the Cantarell, Crudo Ligero Marino, El Golpe-Puerto Ceiba, Bellota-Chinchorro, Antonio J. Bermúdez, Cactus-Sitio Grande, Ixtal-Manik, Chuc, Costero Terrestre, and Tsimín-Xux projects, which was partially offset by development of the Integral Yaxché project’s Xanab field and by repairs, stimulations and diversification of artificial systems at our onshore fields that helped maintain production levels.

Our natural gas production (excluding natural gas liquids) decreased by 12.5% from 2016 to 2017, averaging 5,068.0 million cubic feet per day in 2017. This decrease in natural gas production resulted primarily from decreased volumes in the Burgos, Crudo Ligero Marino, Ixtal-Manik, Integral Veracruz Basin, Cactus-Sitio Grande, Integral Macuspana Basin and Ogarrio-Sánchez Magallanes projects. Exploration drilling activity increased by 14.3% from 2016 to 2017, from 21 exploratory wells completed in 2016 to 24 exploratory wells completed in 2017. Development drilling activity decreased by 57.0% from 2016 to 2017, from 128 development wells completed in 2016 to 55 development wells completed in 2017. In 2017, we completed the drilling of 79 wells in total. Our drilling activity in 2017 was focused on increasing the production of crude oil and associated gas in the Ayatsil-Tekel, Chuc, Crudo Ligero Marino, El Golpe-Puerto Ceiba, Ku-Maloob-Zaap, Tsimín-Xux, Aceite Terciario del Golfo and Ogarrio-Sánchez Magallanes projects.

Our primary objectives in 2018 include: (i) maximizing profitability to ensure the sustainability of the company; (ii) increasingly taking advantage of the opportunities and flexibility provided by the energy reform; (iii) improving our performance in industrial safety and environmental protection; and (iv) increasing productivity and efficiency. We aim to meet these objectives through the following: (1) establishment of an exploration model that allows us to grow our proven, probable and possible reserves; (2) further development of business plans for the development of shale; (3) containment and reversal of production decline and increase of profitability of assignments migrated without third party participation; (4) entering into and developing existing strategic alliances, partnertships and other arrangements to attract additional investment and to expand exploration activities; (5) focus on maintenance to improve the safety of our operations; (6) improved operational efficiency and cost control; and (7) an increase in sales of our hydrocarbons. Our production goals for 2018 include producing crude oil at a level of approximately 1,930.4 thousand barrels per day and maintaining natural gas production above 4,656 million cubic feet per day. We aim to meet these production goals through exploration and development activities, increasing inventory reserves through new discoveries and reclassifications and managing the decline in field production by increasing our participation in future bidding rounds in order to enter into new partnerships and farm-outs.

Industrial Transformation

Our industrial transformation segment is comprised of two principal activities: (i) refining and (ii) gas and aromatics:

Refining

Pemex Industrial Transformation converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. We also distribute and market most of these products throughout Mexico. During 2017, atmospheric distillation refining increased to 1,627.0 thousand barrels per day, which represents an increase of 1.6% as compared to 1,602 thousand barrels per day during 2016. In 2017, we produced 786.2 thousand barrels per day of refined products as compared to 977.2 thousand barrels per day of refined products in 2016. This decrease in refined products production was mainly due to the effects of tropical storm “Calvin” and the earthquakes that occurred in Mexico, which affected our crude oil processing in the Salina Cruz refinery. See “—Health, Safety and Environmental Performance” in this Item 4. Refined products production also decreased as a result of the implementation of a general maintenance program at our Madero refinery, which began on August 23, 2017. As a result of operational problems and natural disasters, processing of crude oil by the National Refining System decreased 17.8%, from 933.1 million barrels per day in 2016 to 767.0 million barrels per day in 2017.

Our primary goal for 2018 is to become profitable by focusing on maximizing the value of our distillate production. We also intend to continue to take advantage of the opportunities provided by the energy reform to enter into new strategic alliances and partnerships to improve the operational performance of our plants. In addition, through an increased focus on the maintenance of our facilities, we are looking to achieve higher levels of crude oil processing and to increase the production of higher value refined products.

Gas and Aromatics

Our gas and aromatics business processes wet natural gas to produce dry natural gas, ethane, liquefied petroleum gas (LPG) and other natural gas liquids, along with aromatic derivatives chain products such as toluene, benzene and xylene. In 2017, our total sour natural gas processing capacity remained at 2016 levels of 4,523 cubic feet per day. We processed 3,237 million cubic feet of wet natural gas per day in 2017, an 11.8% decrease from the 3,672 million cubic feet per day of wet natural gas processed in 2016. We produced 280 thousand barrels per day of natural gas liquids in 2017, a 9.1% decrease from the 308 thousand barrels per day of natural gas liquids produced in 2016. We also produced 2,667 million cubic feet of dry gas (which is natural gas with a methane content of more than 90.0%) per day in 2017, 13.2% less than the 3,074 cubic feet of dry gas per day produced in 2016. We produced 622 thousand tons of aromatics and derivatives, a 33.8% decrease from 2016. The decreases in our gas and aromatics production was mainly due to a decrease in the supply of sour wet gas from our Marine and Southern regions, as well as the limited supply of sweet wet gas from the Burgos basin.

In 2018, we expect to have a lower supply of natural gas from our fields, which would require us to import higher volumes of natural gas to satisfy domestic demand. In addition, we are evaluating several alternatives for the use of our sour wet gas with high nitrogen content.

Fertilizers

Our fertilizers segment operates through the productive state-owned subsidiary Pemex Fertilizers and integrates the ammonia production chain up to the point of sale of fertilizers, including urea (produced at our Pajaritos petrochemical complex), agricultural and industrial nitrates, phosphate fertilizers and acids (produced by Fertinal).

Our strategies focus on: (1) increasing the economic value of our segment by generating diverse investment opportunities in the agricultural sector in Mexico and (2) ensuring a reliable supply of raw materials for our plants through a long-term contract that sustains operations at our four ammonia plants.

Ethylene

Our ethylene segment operates through the productive state-owned subsidiary Pemex Ethylene and takes advantage of the integration of the ethylene production chain. In 2017, we produced a total of 1,884.0 thousand tons of petrochemical products, a 25.5% decrease from the 2,528.7 thousand tons of petrochemical products produced in 2016.

The primary goals for our ethylene segment are to streamline our operations and improve our operational reliability, and to secure a steady and reliable supply of raw materials, which will allow us to improve margins and achieve profitability.

Drilling and Services

Our drilling and services segment operates through the productive state-owned subsidiary Pemex Drilling and Services and provides drilling, completion, work-over and other services for wells in offshore and onshore fields. In 2017, this segment mainly provided completion, work-over and other drilling services to Pemex Exploration and Production, but also provided services to external clients such as Comisión Nacional del Agua (CONAGUA), Marinsa de México S.A. de C.V. (“Marinsa”), Constructora y Perforadora Latina S.A. de C.V. (“Latina”), Fieldwood Energy LLC (“Fieldwood”) and Key Energy Services (“Key Energy”).

Our well drilling activities during 2017 led to onshore discoveries. Our main discoveries were of crude oil reserves located in the Southeastern and Veracruz basins, specifically in the Northern and Southern regions. Exploration activity in the Northern region also led to the discovery of additional non-associated gas reserves in the Burgos basin. We are currently working on development plans for these new reserves.

Logistics

Our logistics segment operates through the productive state-owned subsidiary Pemex Logistics and provides land, maritime and pipeline transportation, storage and distribution services to us and other companies, including the Comisión Federal de Electricidad (Federal Electricity Commission or CFE), Aeropuertos y Servicios Auxiliares, CENAGAS, local gas stations and distributors.

During 2017, we injected approximately 1,887 thousand barrels per day of crude oil and petroleum products into our pipelines, representing a 10.9% decrease as compared to 2016 when we injected approximately 2,117 thousand barrels per day, mainly due to a reduction in crude oil processed in the National Refining System and the illicit market in fuels that caused temporary closures of certain pipelines. Of the total amount of crude oil and petroleum products that we transported in 2017, 77.1% was transported by pipeline, 7.8% by tanker and the remaining 15.1% by land transport.

During 2017, we transported 137.9 thousand barrels per day of LPG, representing a 3.5% decrease as compared to the 142.9 thousand barrels per day transported in 2016. In addition, we transported 2.3 thousand barrels per day of petrochemicals, a decrease of 30.3% as compared to the 3.3 thousand barrels per day we transported in 2016. These decreases were mainly due to a decrease in the volume of LPG transported to Pemex Industrial Transformation, primarily due to the importation of LPG by private companies, as well as decreased production of natural gas by Pemex Exploration and Production.

As of 2016, natural gas transportation is carried out by CENAGAS, with the support of Pemex Logistics through an operation and maintenance contract. During 2017, we transported approximately 5,196 million cubic feet per day of natural gas, a 4.5% decrease compared to the 5,440 million cubic feet per day we transported in 2016, mainly due to a decrease in natural gas transported to CFE and Pemex Industrial Transformation.

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

As of the date of this annual report, we have transferred certain assets of our cogeneration and services segment to Pemex Industrial Transformation.

International Trading

The international trading segment, which operates through P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading, Ltd., P.M.I. Norteamérica, S.A. de C.V., (which, together with PMI, we collectively refer to as the “PMI Subsidiaries”) and Mex Gas International, Ltd., (which, together with the PMI Subsidiaries, we collectively refer to as the “Trading Companies”) provides us with international trading, distribution, risk management, insurance and transportation services. Certain of the Trading Companies sell, buy and transport crude oil, refined products and petrochemicals in world markets, and provide related risk management, insurance, transportation and storage services. The Trading Companies have offices in Mexico City, Houston, Amsterdam, Singapore and Madrid. Export sales are made through PMI to approximately 32 major customers in various foreign markets.

In 2017, our crude oil exports decreased in volume by 1.7%, from 1,194.3 thousand barrels per day in 2016 to 1,174.0 thousand barrels per day in 2017. Natural gas imports decreased by 8.7% in 2017, from 1,933.9 million cubic feet per day in 2016 to 1,766.0 million cubic feet per day in 2017. In 2017, exports of petrochemical products decreased 51.6%, from 124.7 thousand metric tons in 2016 to 60.4 thousand metric tons in 2017, while imports of petrochemical products increased 19.6%, from 278.2 thousand metric tons in 2016 to 332.8 thousand metric tons in 2017. In 2017, exports of other petroleum products decreased 14.8%, from 185.5 thousand barrels per day in 2016 to 158.0 thousand barrels per day in 2017, while imports of other petroleum products and liquefied petroleum gas increased 17.0%, from 800.4 thousand barrels per day in 2016 to 936.2 thousand barrels per day in 2017. As a major supplier of crude oil to the United States, our international trading segment’s crude oil exports to the United States totaled U.S. $10.5 billion in 2017, an increase of U.S. $3.0 billion from 2016.

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

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2017, we completed 13,229 exploration and development wells. During 2017, our average success rate for exploratory wells was 62.5%, an 18.5% increase as compared to 2016 and our average success rate for development wells was 92.9%, an 8.1% increase as compared to 2016. From 2013 to 2017, we discovered 15 new crude oil fields and 7 new natural gas fields, bringing the total number of our crude oil and natural gas producing fields to 397 at the end of 2017.

Our 2017 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters of the Gulf of Mexico. These exploratory activities yielded 246 million barrels of oil equivalent of proved reserves resulting from the discovery of one oil producing field and two gas and condensate producing fields. We continued our main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. In 2017, we acquired 14,276 square kilometers of three-dimensional seismic data in deep and shallow waters.

The following table summarizes our drilling activity for the five years ended December 31, 2017, all of which occurred in Mexican territory.

	Year ended December 31,
	2013	2014	2015	2016		2017
Wells initiated(1)	705	474	274	93		70
Exploratory wells initiated(1)	40	20	22	23		22
Development wells initiated(1)	665	454	252	70		48
Wells drilled(2)	817	535	312	149		79
Exploratory wells	38	24	26	21		24
Productive exploratory wells(3)	23	8	13	6		10
Dry exploratory wells	15	16	13	15		14
Success rate %	61	33	50	29		62.5
Development wells	779	511	286	128		55
Productive development wells	747	484	266	110		50
Dry development wells	32	26	20	18		4
Success rate %(4)	96	95	93	86		92.9
Producing wells (annual averages)	9,836	9,558	9,363	8,750		6,699
Marine region	559	581	544	539		443
Southern region	1,340	1,420	1,403	1,244		931
Northern region	7,937	7,557	7,416	6,966		5,325
Producing wells (at year end)(5)	9,379	9,077	8,826	8,073		8,208
Crude oil	6,164	5,598	5,374	4,912		4,956
Natural gas	3,215	3,479	3,452	3,161		3,238
Producing fields	454	428	434	405		398
Marine region	42	45	41	43		43
Southern region	102	97	97	88		91
Northern region	310	286	296	274		264
Drilling rigs	139	136	113	110		83
Kilometers drilled	1,627	1,413	815	330		280
Average depth by well (meters)	2,710	2,738	3,038	3,655		3,639
Discovered fields(6)	10	2	6	1		3
Crude oil	5	—	6	1		1
Natural gas	5	2	—	—		2
Crude oil and natural gas output by well (barrels of oil equivalent per day)	371	370	349	348		291
Total developed acreage (km2)(7)	8,706	8,339	8,654	7,017	(8)	6,886	(8)
Total undeveloped acreage (km2)(7)	977	1,278	1,000	712	(8)	620	(8)

Note: Numbers may not total due to rounding.

(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells.
(4)	Excludes injector wells.

(5)	For the years ended December 31, 2013, 2014 and 2015, all productive wells, and all other wells referred to in this table, are “net,” because we did not grant others any fractional working interests in any wells that we owned no acquired any fractional working interest in wells owned by others. Figures for the years ended December 31, 2016 and 2017 include fractional interests obtained pursuant to joint ventures and associations.
(6)	Includes only fields with proved reserves.
(7)	For the years ended December 31, 2013, 2014 and 2015, all acreage is net because we neither granted others fractional interests nor entered into other types of production sharing arrangements. Figures for the years ended December 31, 2016 and 2017 include fractional interests obtained pursuant to joint ventures and associations.
(8)	These values relate only to our current assignments.

Source: Pemex Exploration and Production.

Extensions and Discoveries

During 2017, our exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in new discoveries of light crude oil in the offshore Suuk field in June 2017 and gas and condensate discoveries in the onshore Valeriana and Ixachi fields in August and November of 2017, respectively. These discoveries led to the incorporation of approximately 246 million barrels of oil equivalent in three fields.

On November 3, 2017, we announced the discovery of onshore light crude oil and gas reservoirs at the Ixachi-1 well in the state of Veracruz, Mexico, which we believe may contain over 1.5 billion barrels of oil equivalent. We believe that this discovery represents our largest onshore discovery in 15 years and that production can be accelerated due to the proximity of the reservoirs to existing infrastructure and to the Sistema Nacional de Gasoductos (National Gas Pipeline System).

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

Proved reserves estimates as of December 31, 2017 were prepared by our exploration and production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of our oil and gas reserves. In addition, pursuant to the Reglamiento de la Ley de Hidrocarburos (Regulations under the Hydrocarbons Law), the CNH reviewed the proved reserves reports estimates as of December 31, 2017 and approved them on March 28, 2018. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government— Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.”

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

During 2017, we did not record any material increase in our proved oil and gas reserves as a result of the use of new technologies.

In order to ensure the reliability of our reserves estimation efforts, we have undertaken the internal certification of our estimates of reserves since 1996. We have established certain internal controls in connection with the preparation of our proved reserves estimates. Initially, teams of geoscientists from our exploration and production business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the Gerencia de Recursos y Certificación de Reservas (Office of Resources and Certification of Reserves), the central hydrocarbon reserves management body of Pemex Exploration and Production, review and certify such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Office of Resources and Certification of Reserves, which additionally oversees and conducts an internal audit of the process described above, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. Additionally, the engineers who participate in our reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) and analytical tools used in forecasting the performance of the various elements comprising the production system; and design strategies in petroleum field development. Furthermore, all of our personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over fifteen years of professional experience.

In addition to this internal review process, our exploration and production segment’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited our estimates of proved reserves as of December 31, 2017: Netherland Sewell; DeGolyer and MacNaughton; and Ryder Scott (we refer to these firms together as the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 97.0% of our estimated proved reserves. The remaining 3.0% of our estimated proved reserves consisted of reserves located in certain areas in which third parties provide us with drilling services. Netherland Sewell audited the reserves in the Aceite Terciario de Golfo, Poza Rica-Altamira and the Litoral de Tabasco business units. DeGolyer and MacNaughton audited reserves in the Burgos and Veracruz business units and Ryder Scott audited the reserves in the Bellota-Jujo, Cinco Presidentes, Macuspana-Muspac, Samaria-Luna, Abkatún-Pol-Chuc, Cantarell and Ku-Maloob-Zaap business units. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data that we have provided; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of some of our fields; (3) economic analysis of fields; and (4) review of our production forecasts and reserves estimates.

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

Our total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 11.0% in 2017, from 7,219 million barrels at December 31, 2016 to 6,427 million barrels at December 31, 2017. Our proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 14.7% in 2017, from 4,886 million barrels at December 31, 2016 to 4,166 million barrels at December 31, 2017. These decreases were principally due to a decrease in oil production in 2017, a decrease in field development and, following bidding rounds conducted by the Mexican Government, the transfer to third parties of rights to certain fields included in our 2016 reserves. The amount of crude oil, condensate and liquefiable hydrocarbon reserves added in 2017 was insufficient to offset the level of production in 2017, which amounted to 805 million barrels of crude oil, condensates and liquefiable hydrocarbons.

Our total proved developed and undeveloped dry gas reserves decreased by 5.6% in 2017, from 6,984 billion cubic feet at December 31, 2016 to 6,593 billion cubic feet at December 31, 2017. Our proved developed dry gas reserves decreased by 10.8% in 2017, from 4,513 billion cubic feet at December 31, 2016 to 4,026 billion cubic feet at December 31, 2017. These decreases were principally due to a decrease in oil production in 2017, a decrease in field development, the natural decline of fields and, following bidding rounds conducted by the Mexican Government, the transfer to third parties of rights to certain fields included in our 2016 reserves. The amount of dry gas reserves added in 2017 was insufficient to offset the level of production in 2017, which amounted to 999 billion cubic feet of dry gas. Our proved undeveloped dry gas reserves increased by 3.9% in 2017, from 2,471 billion cubic feet at December 31, 2016 to 2,567 billion cubic feet at December 31, 2017.

During 2017, our exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in new discoveries of light crude oil in the offshore Suuk field in June 2017 and gas and condensate discoveries in the onshore Valeriana and Ixachi fields in August and November of 2017, respectively. These discoveries led to the incorporation of approximately 246 million barrels of oil equivalent in three fields.

In 2017, our proved reserves increased by 174.2 million barrels of oil equivalent due to reclassifications, development, revisions and discoveries.

The following three tables of crude oil and dry gas reserves set forth our estimates of our proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2017 Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	4,166	4,026
Proved undeveloped reserves	2,261	2,567

Total proved reserves	6,427	6,593

Note:	Numbers may not total due to rounding
(1)	We do not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source:	Pemex Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2013	2014	2015	2016	2017
Proved developed and undeveloped reserves	(in millions of barrels)
At January 1	11,424	11,079	10,292	7,977	7,219
Revisions(2)	630	95	(1,491)	189	(95)
Extensions and discoveries	62	119	111	(55)	147
Production	(1,037)	(1,001)	(935)	(891)	(805)
Farm-outs and transfer of fields due to CNH bidding process	—	—	—	—	(38)

At December 31	11,079	10,292	7,977	7,219	6,427

Proved developed reserves at December 31	7,360	7,141	5,725	4,886	4,166
Proved undeveloped reserves at December 31	3,719	3,151	2,252	2,333	2,261

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and the effect of changes in hydrocarbon prices.

Source: Pemex Exploration and Production.

Dry Gas Reserves

	2013	2014	2015	2016	2017
Proved developed and undeveloped reserves	(in billions of cubic feet)
At January 1	12,713	12,273	10,859	8,610	6,984
Revisions(1)	1,010	4	(955)	(183)	169
Extensions and discoveries	89	93	47	(308)	468
Production(2)	(1,539)	(1,511)	(1,341)	1,134	(999)

Farm-outs and transfer of fields due to CNH bidding process	—	—	—	—	(29)

At December 31	12,273	10,859	8,610	6,984	6,593

Proved developed reserves at December 31	7,461	6,740	6,012	4,513	4,026

Proved undeveloped reserves at December 31	4,811	4,119	2,598	2,471	2,567

Note: Numbers may not total due to rounding.

(1)	Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and the effect of changes in hydrocarbon prices.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex Exploration and Production.

The following table sets forth, as of December 31, 2017, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 95.1% of our proved reserves.

	Reserves
Field	Proved(1)	Developed(1)	Undeveloped(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
Ku-Maloob-Zaap	2,225.1	1,845.6	379.5	168	28
Akal	707.5	707.5	—	79	—
Ayatsil	624.5	202.7	421.8	9	11
Aceite Terciario del Golfo(3)	620.1	125.5	494.6	1,984	3,204
Onel	200.1	140.8	59.3	8	7
Jujo-Tecominoacán	189.7	97.8	91.9	34	18
Antonio J. Bermudez(4)	184.1	118.5	65.6	230	25
Xikin	148.5	—	148.5	—	5
Xanab	114.9	90.7	24.2	14	4
Balam	114.4	65.7	48.7	9	4
Ixachi	97.9	21.3	76.6	—	6
Xux	95.8	74.1	21.7	13	3
Ek	82.6	16.6	66.0	11	7
Santuario	67.7	20.2	47.6	30	33
Lakach	63.5	—	63.5	—	3
Tekel	59.9	—	59.9	—	4
Arenque	57.6	23.9	33.7	14	9
Pokche	56.9	—	56.9	—	4
Homol	55.8	42.8	13.0	11	—
Tamaulipas Constituciones	55.6	23.6	32.0	242	136
Tsimín	52.7	52.7	—	15	—

	Reserves
Field	Proved(1)	Developed(1)	Undeveloped(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
Teotleco	49.1	25.6	23.6	12	3
Kab	48.8	14.7	34.1	5	4
Tizón	42.6	41.7	0.9	11	0
Utsil	42.1	0.0	42.1	—	4
Ayín	39.0	0.0	39.0	—	3
Kambesah	36.6	36.6	0.0	4	0
Sihil	36.5	36.5	0.0	13	0
Cárdenas	36.0	24.3	11.7	8	4
Ébano Chapacao	35.9	27.2	8.7	175	88
Costero	35.3	35.3	0.0	12	0
Suuk	35.0	0.0	35.0	—	3
Giraldas	33.1	24.6	8.5	9	1
Poza Rica	32.8	26.1	6.7	156	24
May	31.7	31.7	0.0	12	0
Ixtal	31.1	31.1	0.0	10	0
Ogarrio	31.0	30.1	1.0	77	2
Puerto Ceiba	30.8	19.5	11.2	13	5
Kuil	29.4	13.4	16.0	9	4
Chinchorro	27.3	20.7	6.7	5	2
Yaxché	26.6	7.4	19.2	6	5
Gasífero	26.3	21.7	4.6	23	7
Kax	26.3	26.3	0.0	2	0
Nejo	24.4	21.8	2.6	198	23
Chuc	23.5	20.4	3.1	11	0
Bellota	22.8	16.7	6.0	5	2
Rabasa	22.4	21.1	1.3	42	1
Terra	22.1	9.7	12.4	11	3
Lum	21.6	17.7	3.9	3	3
Sen	21.1	14.5	6.6	11	1
Valeriana	20.9	0.0	20.9	—	1
Madrefil	20.8	16.7	4.1	6	1
Etkal	20.2	3.7	16.5	1	2
Cuervito	19.9	7.6	12.2	84	52
Eltreinta	19.6	12.2	7.5	11	8
Jaatsul	19.1	0.0	19.1	—	3
Mora	17.9	9.4	8.5	4	4
Ixtoc	17.9	17.9	0.0	10	0
Bolontikú	17.8	17.8	0.0	5	0
Edén-Jolote	17.3	12.4	4.9	7	2
Tupilco	17.1	15.2	1.8	25	1
Sunuapa	16.1	13.4	2.7	4	2
Caparroso-Pijije-Escuintle	15.5	11.8	3.8	16	1
Cinco Presidentes	15.5	13.9	1.6	31	1
Los Soldados	15.4	14.1	1.3	21	3
Paredón	15.1	15.1	0.0	3	0
Cuitláhuac	15.1	11.2	3.9	185	10
Cacalilao	14.0	6.6	7.4	88	99

	Reserves
Field	Proved(1)	Developed(1)	Undeveloped(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
Esah	12.5	—	12.5	—	1
Sini	12.3	8.3	4.0	7	1
Och	12.3	12.3	—	5	—
Tintal	12.3	8.9	3.4	7	7
Manik	12.0	12.0	—	3	—
Bedel	11.5	5.1	6.4	6	7
Nohoch	11.4	11.4	—	7	—
Santa Anita	11.2	7.4	3.8	60	7
Takín	10.9	10.9	—	4	—
Pánuco	10.8	3.5	7.3	51	121
Cauchy	10.7	10.7	—	18	—
San Ramón	10.5	9.1	1.4	39	3
Sinán	10.4	10.4	—	6	—
Ayocote	10.2	7.9	2.4	13	1
Taratunich	10.1	10.1	—	7	—
Guaricho	10.1	9.6	0.5	15	1
Blasillo	9.1	6.9	2.2	22	6
Bacab	9.1	9.1	—	6	—
Uech	9.1	9.1	—	2	—

Total	7,317.8	4,648.1	2,670.0	4,493	4,048

Our proved reserves	7,694.7	4,940.3	2,754.4
Percentage	95.1%	94.1%	96.9%

Note: Numbers may not total due to rounding.

(1)	Proved reserves, developed reserves and undeveloped reserves are expressed in millions of barrels of oil equivalent. To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.
(2)	Undeveloped Locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
(3)	Includes extraction assignments and temporary assignments.
(4)	Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.

Source: Pemex Exploration and Production.

Our reserve-replacement ratio, or RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2017, we obtained 174.2 million barrels of oil equivalent of proved reserves, which represents an RRR of 17.5%, as compared to our RRR of 4.0% in 2016. We expect continued improvements in our RRR in subsequent years.

Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2017, this ratio stayed constant with 2016 levels and was equal to 7.7 years for proved reserves. For more information, see Note 29 to our consolidated financial statements included herein.

Sales Prices and Production Costs

The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 10% or more of our proved reserves.

Unit Sales Prices and Production Costs(1)

	Ku-Maloob- Zaap		Akal		Other Fields		All Fields
Year ended December 31, 2017		(in U.S. dollars)
Average sales prices
Crude oil, per barrel	U.S. $	41.70	U.S. $	48.75	U.S. $	52.90	U.S. $	48.71
Natural gas, per thousand cubic feet	U.S. $	5.07	U.S. $	4.25	U.S. $	4.12	U.S. $	4.32
Average production costs, per barrel of oil equivalent	U.S. $	7.53	U.S. $	23.25	U.S. $	11.53	U.S. $	10.90

Year ended December 31, 2016
Average sales prices
Crude oil, per barrel	U.S. $	30.11	U.S. $	36.67	U.S. $	40.21	U.S. $	36.55
Natural gas, per thousand cubic feet	U.S. $	3.40	U.S. $	2.86	U.S. $	3.16	U.S. $	3.01
Average production costs, per barrel of oil equivalent	U.S. $	5.34	U.S. $	16.53	U.S. $	8.08	U.S. $	7.78

Year ended December 31, 2015
Average sales prices
Crude oil, per barrel	U.S. $	41.21	U.S. $	47.79	U.S. $	51.51	U.S. $	48.22
Natural gas, per thousand cubic feet	U.S. $	4.59	U.S. $	3.59	U.S. $	3.79	U.S. $	3.78
Average production costs, per barrel of oil equivalent	U.S. $	6.93	U.S. $	15.97	U.S. $	9.69	U.S. $	9.40

(1)	Average of sales prices as of the last day of each month of the year.

Source: Pemex Exploration and Production.

In 2017, our average production cost was U.S. $10.90 per barrel of oil equivalent, and represented an increase of 40.1%, as compared to our average production cost of U.S. $7.78 per barrel in 2016. This increase resulted primarily from an increase in expenses for the maintenance of wells, equipment and production facilities and payments of non-income related taxes and duties.

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

Crude Oil and Natural Gas Production

In 2017, we produced an average of 1,948.3 thousand barrels per day of crude oil, 9.5% less than our average production in 2016 of 2,153.5 thousand barrels per day of crude oil. The decrease in 2017 resulted primarily from the decrease of production in the Cantarell, Crudo Ligero Marino, El Golpe-Puerto Ceiba, Bellota-Chinchorro, Complejo Antonio J. Bermúdez, Cactus Sitio Grande, Ixtal-Manik, Chuc, Costero Terrestre, and Tsimín-Xux projects. Accordingly, our average production of heavy crude oil decreased by 53.6 thousand barrels per day, or 4.9% less than the average daily production in 2016, primarily due to a decrease in our drilling activities, the natural decline in field production, an increase in fractional flow water production and an increase in the gas production cap of reservoirs, particularly for reservoirs past the saturation stage. In 2017, the average production of light crude oil decreased by 96.3 thousand barrels per day, or 12.3%, as compared to 2016. This decrease occurred mainly due to a natural decline in production in the Chuhuk, Caan, and Ixtal fields of the Abkatún-Pol-Chuc business unit; the Tsimín, Sinán, Bolontikú, and Yaxché fields of the Litoral de Tabasco business unit; the Costero, Sitio Grande, Teotleco fields of the Macuspana-Muspac business unit and the Samaria, Íride, Cunduacán and Sini fields of the Samaria-Luna business unit.

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

Most of our production consists of Isthmus and Maya crude oil. In 2017, 53.8% of our total production of crude oil consisted of heavy crude oil and 46.2% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (61.7% of these regions’ production in 2017), although significant volumes of light crude oil are also produced there (38.2% of these regions’ production in 2017). The Southern region yields mainly light and extra-light crude oil (together, 93.7% of this region’s production in 2017), and the Northern region yields both light and extra-light crude oil (44.7% of this region’s production in 2017) and heavy crude oil (55.3% of this region’s production in 2017).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Ku-Maloob-Zaap, Litoral de Tabasco, Abkatún-Pol-Chuc and Cantarell business units in the Marine regions and the Sarmaria Luna and Bellota-Jujo business units in the Southern region. In particular, the Ku-Maloob-Zaap business unit was the most important crude oil producer in 2017, producing an average of 858.0 thousand barrels of crude oil per day in 2017, or 44.0% of our total crude oil production for the year, and 552.3 million cubic feet per day of natural gas, or 10.9% of our total natural gas production for the year. Our second most important crude oil producer was Litoral de Tabasco which produced an average of 345.8 thousand barrels of crude oil per day in 2017, or 17.7% of our total crude oil production for the year, and an average of 882.3 million cubic feet per day of natural gas, or 17.4 % of our total natural gas production for the year.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2017.

Crude Oil Production

						2017 vs. 2016
	2013	2014	2015	2016	2017
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	1,258.3	1,160.1	1,054.9	1,018.3	978.0	(4.0)
Light crude oil(1)	638.1	691.3	705.4	682.7	605.6	(11.3)

Total	1,896.4	1,851.4	1,760.3	1,700.9	1,583.6	(6.9)
Southern region
Heavy crude oil	26.5	35.0	31.7	22.3	16.9	(24.2)
Light crude oil(1)	454.3	417.4	362.1	321.8	249.8	(22.4)

Total	480.8	452.4	393.8	344.1	266.7	(22.5)
Northern region
Heavy crude oil	80.2	70.4	65.7	62.0	54.2	(12.7)
Light crude oil(1)	64.7	54.6	47.0	46.5	43.8	(5.8)

Total	144.9	125.0	112.7	108.5	97.9	(9.8)

Total heavy crude oil	1,365.1	1,265.5	1,152.3	1,102.6	1,049.0	(4.9)
Total light crude oil(1)	1,157.1	1,163.3	1,114.5	1,050.9	899.2	(14.4)

Total crude oil	2,522.1	2,428.8	2,266.8	2,153.5	1,948.3	(9.5)

Note: Numbers may not total due to rounding.

(1)	Includes extra-light crude oil.

Source: Pemex Exploration and Production.

The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2017.

Crude Oil Production

						2017 vs. 2016
	2013	2014	2015	2016	2017
	(in thousands of barrels per day)					(%)
Marine regions
Ku-Maloob-Zaap	863.8	856.7	853.1	866.6	858.0	(1.0)
Cantarell	439.8	374.9	273.4	215.8	176.0	(18.1)
Litoral de Tabasco	299.2	320.4	347.2	359.9	345.8	(3.9)
Abkatún-Pol-Chuc	293.6	299.3	286.7	258.7	203.2	(21.4)

Total	1,896.4	1,851.4	1,760.3	1,700.9	1,583.6	(6.9)
Southern region
Samaria-Luna	172.5	161.4	145.4	127.0	99.9	(21.4)
Bellota-Jujo	134.3	124.8	101.7	90.3	72.4	(19.8)
Cinco Presidentes	93.1	89.1	87.6	80.0	63.1	(21.0)
Macuspana-Muspac	80.9	77.0	59.0	46.8	31.3	(33.1)

Total	480.8	452.4	393.8	344.1	266.7	(22.5)
Northern region
Aceite Terciario del Golfo	66.2	48.8	42.0	39.8	34.4	(13.5)
Poza Rica-Altamira	61.5	59.8	58.7	53.9	48.2	(10.6)
Burgos	8.0	5.0	—	—	—	—
Veracruz	9.3	11.4	12.1	14.8	15.3	3.5

Total	144.9	125.0	112.7	108.5	97.9	(9.7)

Total crude oil	2,522.1	2,428.8	2,266.8	2,153.5	1,948.3	(9.5)

Note: Numbers may not total due to rounding.

Source: Pemex Exploration and Production.

The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2017, the average crude oil production from the 43 fields located in these regions was 1,583.6 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2017, the average crude oil production from the 86 fields located in this region was 266.7 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2017, the average crude oil and natural gas production in the Northern region totaled 98.0 thousand barrels of crude oil per day and 1,169.4 million cubic feet of natural gas per day, respectively, from the 263 oil and gas fields in this region.

The following table sets forth our annual natural gas production by region and business unit for the five years ended December 31, 2017.

Natural Gas Production

						2017 vs. 2016
	2013	2014	2015	2016	2017
	(in millions of cubic feet per day)					(%)
Marine regions
Cantarell	1,007.1	1,120.9	1,277.1	1,184.9	1,133.4	(4.3)
Litoral de Tabasco	747.6	842.6	993.5	950.0	882.3	(7.1)
Abkatún-Pol-Chuc	579.4	553.4	455.9	390.5	319.5	(18.2)
Ku-Maloob-Zaap	405.1	571.0	556.5	589.3	552.3	(6.3)

Total	2,739.2	3,087.9	3,283.0	3,114.6	2,887.6	(7.3)
Southern region
Samaria-Luna	606.3	583.1	500.3	498.7	426.9	(14.4)
Macuspana-Muspac	515.1	490.5	455.3	382.2	291.6	(23.7)
Bellota-Jujo	319.7	288.9	264.5	231.5	183.3	(20.8)
Cinco Presidentes	129.4	152.8	160.1	137.7	109.1	(20.8)

Total	1,570.5	1,515.4	1,380.1	1,250.0	1,011.0	(19.1)
Northern region
Burgos	1,286.6	1,221.0	1,099.0	864.6	699.2	(19.1)
Veracruz	494.5	455.3	392.2	322.8	263.5	(18.4)
Aceite Terciario del
Golfo	167.0	149.5	145.2	142.5	118.5	(16.8)
Poza Rica-Altamira	112.4	102.8	101.5	97.9	88.2	(9.9)

Total	2,060.6	1,928.6	1,737.9	1,427.8	1,169.4	(18.1)

Total natural gas	6,370.3	6,531.9	6,401.0	5,792.5	5,068.0	(12.5)

Note: Numbers may not total due to rounding.

Source: Pemex Exploration and Production.

In 2017, the Marine regions produced 2,887.6 million cubic feet per day of natural gas, or 57.0% of our total natural gas production, a decrease of 7.3% as compared to the regions’ 2016 production of 3,114.6 million cubic feet per day. In 2017, the Southern region produced 1,011.0 million cubic feet per day of natural gas, or 19.9% of our total natural gas production, a decrease of 19.1% as compared to the region’s 2016 production of 1,250.0 million cubic feet per day. In 2017, the Northern region produced 1,169.4 million cubic feet per day of natural gas, or 23.1% of our total natural gas production, a decrease of 18.1% as compared to the region’s 2016 production of 1,427.8 million cubic feet per day.

Our average natural gas production decreased by 12.5% in 2017, from 5,792.5 million cubic feet per day in 2016 to 5,068.0 million cubic feet per day in 2017. Natural gas production associated with crude oil production accounted for 80.0% of total natural gas production in 2017, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. As of December 31, 2017, 170 of our 394 gas producing fields, or 43%, produced non-associated gas. These non-associated gas fields accounted for 20.0% of all natural gas production in 2017.

Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps. 85,491 million in 2017, as compared to Ps. 137,242 million in 2016, representing a decrease of 37.7% in nominal terms. Of our total capital expenditures, Ps. 20,454 million was directed to the Ku-Maloob-Zaap fields, Ps. 4,961 million was directed to the Tsimin-Xux project, Ps. 8,761 million was directed to the Chuc project, Ps. 3,119 million was directed to the Cantarell fields, Ps. 1,026 million was directed to the Crudo Ligero Marino project, Ps. 1,063 million was directed to the Ogarrio-Sánchez Magallanes project, Ps. 1,705 million was directed to the Delta del Gijalva fields, Ps. 1,306 million was directed to the Antonio J. Bermúdez fields, Ps. 606 million was used for development of the Burgos natural gas fields and Ps. 604 million was directed to the ATG project. During 2017, expenditures for these ten projects amounted to 28.3% of all our capital expenditures for exploration and production. The remaining 71.7% amounted to Ps. 61,282 million in nominal terms, which was directed to the 16 remaining projects, as well as to other exploratory projects, other development projects and administrative and technical support.

2018 Exploration and Production Capital Expenditures Budget

For 2018, our total capital expenditures budget is Ps. 81,765 million, as compared to Ps. 85,491 million of capital expenditures made in 2017, representing a decrease of 4.4%, largely due to our strategic focus on our most profitable projects. The 2018 budget includes all of the 24 ongoing strategic exploration and production projects, Ps. 18,266 million in other exploratory projects and Ps. 5 million in administrative and technical support. Approximately Ps. 57,092 million, or 69.8% of our 2018 capital expenditures budget, is to be allocated to projects relating to field development and pipelines. Approximately Ps. 24,674 million, or 30.2% of the total budget, will be allocated to exploration activities.

The 2018 exploration and production budget includes Ps. 17,071 million for investments in the Ku-Maloob-Zaap project, Ps. 5,086 million for the Integral Yaxché project, Ps. 13,311 million for the Chuc project, Ps. 1,077 million for the Tsimin-Xux project, Ps. 1,881 million for the Cantarell project, Ps. 675 million for the Delta del Grijalva project, Ps. 3,722 million for the Crudo Ligero Marino project, Ps. 1,522 million for the Antonio J. Bermúdez project, Ps. 1,375 million for the Ogarrio-Sánchez Magallanes project, Ps. 175 million for the Burgos project, Ps. 448 million for the Bellota Chinchorro project, and Ps. 35,423 million for the remaining projects, as well as for other exploratory and development projects and administrative and technical support.

Exploration and Production Investment Trends

In 2017, we invested Ps. 28,753 million in nominal terms, or 34% of the total capital expenditures of our exploration and production segment, in exploration activities, which represents an 11.3% decrease from the Ps. 32,441 million invested in exploration activities in 2016. In 2017, we invested Ps. 56,741 million in nominal terms, or 66.4% of our total capital expenditures in development activities, which represents a 45.8% decrease from the Ps. 104,801 million invested in development activities in 2016.

In 2018, we have budgeted Ps. 24,674 million, or 30.2% of total capital expenditures, for exploration activities of our exploration and production segment, which represents an 18.9% decrease in nominal terms from the amount invested in exploration activities in 2017. For development activities in 2018, we have budgeted Ps. 57,092 million, or 70% of total capital expenditures, which represents a 0.6% increase in nominal terms from the amount that we invested in development activities in 2017.

Our projected exploration and development capital expenditures correspond to the areas assigned to us through Round Zero, which represent the areas in which we are exploring, operating or have an interest in developing based on our operational capabilities. The Ministry of Energy granted us the right to explore and develop these areas with the aim of maintaining our production levels in the short term, while providing us with sufficient exploration opportunities to increase our production in the future. Given that a significant number of exploration areas were reserved by the Mexican Government for future competitive bidding rounds, we intend to carry out our strategy of increasing production and improving our RRR over time by entering into strategic joint ventures with other oil and gas companies. Through these joint ventures, we hope to gain access to new technology and international best practices, while sharing the costs associated with security, occupational health and environmental protection and minimizing our operational risks. Over time, the allocation of our capital expenditures budget may change according to the results of subsequent bidding rounds in which we participate. See “—Exploration and Production—New Exploration and Production Contracts and Farm-Outs” below in this Item 4.

The capital expenditures of our exploration and production segment have constituted 75.0% or more of our total capital expenditures in each of the last three years. In 2018, the budgeted capital expenditures of our exploration and production segment constitute 72.2% of our total.

The following table sets forth our capital expenditures related to exploration and development during the three years ended December 31, 2017 and our estimated capital expenditures budget for exploration and development for 2018.

Exploration and Development Capital Expenditures

	Year ended December 31,(1)			Budget 2018(2)
	2015	2016	2017
	(in millions of nominal pesos)
Exploration	Ps. 31,146	Ps. 32,441	Ps. 28,753	Ps. 24,674
Development	120,398	104,801	56,738	57,092

Total	Ps. 151,544	Ps. 137,242	Ps. 85,491	Ps. 81,765

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018.

Source: Pemex Exploration and Production

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our main projects are Ku-Maloob-Zaap, Tsimin-Xux, ATG, Cantarell, Crudo Ligero Marino, Burgos, Chuc, Antonio J. Bermúdez, Ogarrio-Sánchez Magallanes and Delta del Grijalva. These projects are described below.

Exploration and Production’s Capital Expenditures

	Year ended December 31,(1)						Budget 2018(2)
	2015		2016		2017
	(in millions of pesos)(3)
Exploration and Production
Ku-Maloob-Zaap	Ps.	23,507	Ps.	25,468	Ps.	20,454	Ps.	17,071
Tsimin-Xux		13,950		13,802		4,961		1,077
Integral Yaxché		6,649		10,116		7,984		5,086
Chuc		10,037		10,024		8,761		13,311
Cantarell		11,217		8,179		3,119		1,881
Lakach		3,079		5,683		1,058		751
Crudo Ligero Marino		9,275		4,931		1,026		3,722
Ogarrio-Sánchez Magallanes		4,626		3,543		1,063		1,375
Delta del Grijalva		4,687		2,859		1,705		675
Ek-Balam		2,722		2,687		737		6,080
Antonio J. Bermúdez		5,352		2,562		1,306		1,522
Burgos		5,855		2,032		606		175
Bellota-Chinchorro		4,070		1,978		400		448
Ixtal-Manik		1,439		1,740		368		989
Cactus-Sitio Grande		2,671		1,555		463		559
Aceite Terciario del Golfo		2,817		1,487		604		478
El Golpe-Puerto Ceiba		2,605		1,375		286		189
Jujo-Tecominoacán		847		997		565		776
Veracruz Basin		1,538		884		671		1,941
Integral Poza Rica		438		521		173		160
Tamaulipas-Constituciones		459		501		101		79
Ayín-Alux		1,161		443		1		—
Costero Terrestre		321		380		120		92
Cuenca de Macuspana		476		368		117		73
Lankahuasa		—		22		11		—
Arenque		26		16		6		11
Other Exploratory Projects		31,146		32,410		26,235		18,266
Other Development Projects		17		172		2,341		4,974
Administrative and Technical Support		557		507		249		5

Total	Ps.	151,546	Ps.	137,242	Ps.	85,491	Ps.	81,765

Notes: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018.
(3)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Ku-Maloob-Zaap Project. The Ku-Maloob-Zaap project was our most important producer of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Ayatsil, Bacab, Lum, Ku Maloob, Tekel, Utsil and Zaap fields, and extends over an area of 305.7 square kilometers. As of December 31, 2017, there was a total of 265 wells completed, 186 of which were producing. The project produced an average of 858.0 thousand barrels of crude oil per day, 44.0% of our total production, and 552.3 million cubic feet of natural gas per day in 2017. As of December 31, 2017, cumulative production was 5.4 billion barrels of crude oil and 2.7 trillion cubic feet of natural gas. As of December 31, 2017, proved hydrocarbon reserves totaled 2.7 billion barrels of crude oil and 1.3 trillion cubic feet of natural gas. Total proved reserves were 3.0 billion barrels of oil equivalent, of which 2.1 billion barrels of oil equivalent were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for this project were Ps. 23,507 million in 2015, Ps. 25,468 million in 2016 and Ps. 20,454 million in 2017. For 2018, we anticipate that our capital expenditures will be Ps. 17,071 million and that total accumulated capital expenditures for this project will reach approximately U.S. $360,884 million. In 2017, we paid approximately U.S. $38.3 million to acquire approximately 101.5 billion cubic feet of nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant, which began operations in November 2006. In 2018, we expect to spend approximately U.S. $38.8 million to acquire approximately 109.5 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Tsimin-Xux Project. This project consists of the Tsimin and Xux fields, which include volatile oil and gas condensate reservoirs in the shallow waters of the Gulf of Mexico. The Tsimin field is located 62 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, while the Xux field is located on the continental shelf of the Gulf of Mexico, approximately ten kilometers off the coast of Tabasco. During 2017, one new well was completed at the Xux field. During 2017, average daily production at the Tsimin-Xux project totaled 88.7 thousand barrels of crude oil and 497.3 million cubic feet of natural gas. During 2017, the sales prices of the light and extra-light crude oil produced at this field averaged approximately U.S. $59.25 per barrel, making this one of our most important projects in terms of revenue generation.

As of December 31, 2017, cumulative production totaled 0.1 billion barrels of crude oil and 0.8 trillion cubic feet of natural gas. Proved oil and gas reserves totaled 67.4 million barrels of crude oil and 368.0 billion cubic feet of natural gas. Total proved reserves were 148.6 million barrels of oil equivalent, of which 126.8 million barrels of oil equivalent were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Tsimin-Xux project were Ps. 4,961 million in 2017. In 2018, we expect capital expenditures for this project to total Ps. 1,077 million and that by the end of 2018 our total accumulated capital expenditures for this project will reach approximately U.S. $130.0 million.

Chuc Project. The Chuc project is the second largest producer of light crude oil in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. In 2013, the Ministry of Finance and Public Credit approved the integration of the Caan project into the Chuc project. This project covers an area of 213 square kilometers and has been exploited by our exploration and production segment since 1981. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, at a depth of between the 20- and 100-meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Abkatún, Batab, Caan, Ché, Chuc, Chuhuk, Etkal, Homol, Kanaab, Kuil, Onel, Pol, Taratunich and Tumut. In January 2007, the Pol and Batab projects were merged into the Chuc project. As of December 31, 2017, 117 wells had been completed, of which 79 were producing. During 2017, average production totaled 176.3 thousand barrels per day of crude oil and 276.6 million cubic feet per day of natural gas. As of December 31, 2017, cumulative production totaled 5.8 billion barrels of crude oil and 6.7 trillion cubic feet of natural gas. As of December 31, 2017, proved hydrocarbon reserves totaled 297.1 million barrels of oil and 518.7 billion cubic feet of natural gas, or 377.8 million barrels of oil equivalent. As of December 31, 2017, total proved developed reserves were 240.2 million barrels of oil equivalent.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Chuc project were Ps. 10,037 million in 2015, Ps. 10,024 million in 2016 and Ps. 8,761 million in 2017. In 2018, we expect our capital expenditures to be Ps. 13,311 million and anticipate that our total accumulated capital expenditures for this project will reach approximately U.S. $143,581 million.

Cantarell Project. The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kambesah, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 294.4 square kilometers. As of December 31, 2017, there was a total of 561 wells drilled in the Cantarell project, 125 of which were producing. During 2017, the Cantarell business unit, of which the Cantarell project is part, was the fourth most important producer of crude oil in Mexico, averaging 176.6 thousand barrels per day of crude oil. This was 18.1% less than 2016 production, which was 215.8 thousand barrels per day, as a result of the decline of crude oil reserves remaining in these fields. Natural gas production from the Cantarell business unit during 2017 averaged 1,133.4 million cubic feet per day. This was 4.3% less than the 2016 average natural gas production, which was 1,184.9 million cubic feet per day, due to the natural decline of field production and an increase in the fractional water flow of wells in highly fractured deposits.

As of December 31, 2017, cumulative production of the Cantarell project was 14.3 billion barrels of crude oil and 9.5 trillion cubic feet of natural gas. As of December 31, 2017, proved oil and gas reserves of the Cantarell project totaled 850.4 million barrels of crude oil and 941.8 billion cubic feet of natural gas. As of December 31, 2017, total proved reserves were 1,025.4 million barrels of oil equivalent, of which 910.7 million barrels were proved developed reserves.

The Akal field, which is the most important field in the Cantarell project, averaged 55.2 thousand barrels per day of crude oil production during 2017. This was 20.7% less than the average production in 2016, which was 69.5 thousand barrels per day.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Cantarell project totaled Ps. 11,217 million in 2015, Ps. 8,179 million in 2016 and Ps. 3,119 million in 2017. For 2018, we budgeted Ps. 1,881 million for capital expenditures for the Cantarell project. By the end of 2018, we expect our total accumulated capital expenditures to be approximately U.S. $43,296 million for this project.

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

During 2017, we paid approximately U.S. $190.8 million under this contract for an approximate total volume of 398.6 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2018, our exploration and production segment expects to pay approximately U.S. $205.7 million under this contract for an approximate total volume of 438.0 billion cubic feet of nitrogen to be injected into the fields.

Crudo Ligero Marino Project. In 2013, the Ministry of Finance and Public Credit approved the designation of the Crudo Ligero Marino project as a stand-alone project, thereby separating it from the Strategic Gas Program of which it formed part from 2001 through 2012. In 2013, the Och-Uech-Kax project was integrated into this project. The main objectives for the Crudo Ligero Marino project during the years 2018 to 2035 are to continue constructing one marine structure, in addition to the marine structure completed during 2014, drill additional wells, implement secondary recovery, as well as intervention, optimization and maintenance techniques to its facilities, particularly in the Sinan, Kab and Kax fields. As of December 31, 2017, a total of 99 wells had been completed at this project, of which 38 were producing. During 2017, average daily production totaled 80.9 thousand barrels of crude oil and 252.2 million cubic feet of natural gas. As of December 31, 2017, cumulative production was 874.2 million barrels of crude oil and 2,477.8 billion cubic feet of natural gas. Proved oil and gas reserves totaled 98.5 million barrels of crude oil and 278.7 billion cubic feet of natural gas. Total proved reserves were 156.5 million barrels of oil equivalent, of which 122.4 million barrels were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Crudo Ligero Marino project totaled Ps. 1,026 million in 2017. For 2018, we anticipate our capital expenditures to total Ps. 3,722 million and that total accumulated capital expenditures for this project will reach approximately U.S. $207.4 million.

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

As of December 31, 2017, the Ogarrio-Sánchez Magallanes project had 524 producing wells. No new wells were completed during 2017. Average daily production totaled 63.1 thousand barrels of crude oil and 109.1 million cubic feet of natural gas during 2017. As of December 31, 2017, cumulative production was 1.3 billion barrels of crude oil and 1.9 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 115.6 million barrels of crude oil and 212.7 billion cubic feet of natural gas. Total proved reserves were 154.8 million barrels of oil equivalent, of which 137.1 million barrels were proved developed reserves.

In nominal peso terms, our capital expenditures for the Ogarrio-Sánchez Magallanes project were Ps. 1,063 million in 2017. For 2018, we anticipate that our capital expenditures will total Ps. 1,375 million and that by the end of 2018 total accumulated capital expenditures for this project will reach approximately U.S. $82.0 million.

Delta del Grijalva Project. The Delta del Grijalva project is the most important project in the Southern region in terms of both oil and gas production. The project covers an area of 1,343 square kilometers and has been exploited by our exploration and production segment since 1982. As of December 31, 2017, there was a total of 199 wells drilled, of which 46 were producing. During 2017, the project produced an average of 63.0 thousand barrels per day of crude oil and 266.0 million cubic feet per day of natural gas. The most important fields are Terra, Tizón, Sen and Caparroso-Pijije-Escuintle.

•	Terra. This field covers an area of 13.7 square kilometers. As of December 31, 2017, a total of 16 wells had been completed, 11 of which were producing. During 2017, the field produced an average of 15.9 thousand barrels per day of crude oil and 60.9 million cubic feet per day of natural gas. As of December 31, 2017, cumulative production was 49.4 million barrels of crude oil and 159.7 billion cubic feet of natural gas. As of December 31, 2017, total proved reserves were 22.1 million barrels of oil equivalent, 9.7 million of which were proved developed reserves.

•	Sen. This field covers an area of 45.1 square kilometers. As of December 31, 2017, a total of 49 wells had been completed, 11 of which were producing. During 2017, the field produced an average of 4.4 thousand barrels per day of crude oil and 13.1 million cubic feet per day of natural gas. As of December 31, 2017, cumulative production was 314.4 million barrels of crude oil and 862.8 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 11.6 million barrels of crude oil and 39.8 billion cubic feet of natural gas. As of December 31, 2017, total proved reserves were 21.1 million barrels of oil equivalent, 14.5 million of which were proved developed reserves.

•	Caparroso-Pijije-Escuintle. This field covers an area of 28.2 square kilometers. As of December 31, 2017, a total of 53 wells had been completed, 16 of which were producing. During 2017, the field produced an average of 8.7 thousand barrels per day of crude oil and 27.9 million cubic feet per day of natural gas. As of December 31, 2017, cumulative production was 234.5 million barrels of crude oil and 659.0 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 8.8 million barrels of crude oil and 28.2 billion cubic feet of natural gas. As of December 31, 2017, total proved reserves were 15.5 million barrels of oil equivalent, 11.8 million of which were proved developed reserves.

•	Tizón. This field covers an area of 17.8 square kilometers. As of December 31, 2017, a total of 17 wells had been completed, 11 of which were producing. During 2017, the field produced an average of 23.5 thousand barrels per day of crude oil and 130.1 million cubic feet per day of natural gas. As of December 31, 2017, cumulative production was 85.0 million barrels of crude oil and 485.2 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 18.4 million barrels of crude oil and 101.7 billion cubic feet of natural gas. As of December 31, 2017, total proved reserves were 42.6 million barrels of oil equivalent, 41.7 million of which were proved developed reserves.

As of December 31, 2017, cumulative production in the Delta del Grijalva project was 0.8 billion barrels of crude oil and 3.0 trillion cubic feet of natural gas. Proved oil and gas reserves as of December 31, 2017 totaled 66.0 million barrels of crude oil and 299.2 billion cubic feet of natural gas. As of December 31, 2017, total proved reserves were 137.0 million barrels of oil equivalent, 88.3 million of which were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Delta del Grijalva project were Ps. 4,687 million in 2015, Ps. 2,859 million in 2016 and Ps. 1,705 million in 2017. In 2018, we expect our capital expenditures to be Ps. 675 million, bringing our total capital expenditures for the project to approximately U.S.$ 42,390 billion.

Antonio J. Bermúdez Project. In 2002, we began investing in the Antonio J. Bermúdez project, the main investment project in the Southern region and the fifth largest in Mexico. This project is designed to accelerate reserves recovery, as well as increase the recovery factor by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2017, a total of 845 wells had been completed, of which 230 were producing. During 2017, the project produced an average of 36.9 thousand barrels per day of crude oil and 160.1 million cubic feet per day of natural gas. As of December 31, 2017, cumulative production was 3.0 billion barrels of crude oil and 4.7 trillion cubic feet of natural gas. As of December 31, 2017, proved hydrocarbon reserves in this field totaled 125.8 million barrels of crude oil and 238.8 billion cubic feet of natural gas. As of December 31, 2017, total proved reserves were 184.1 million barrels of oil equivalent, of which 118.5 million were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Antonio J. Bermúdez project were Ps. 5,352 million in 2015, Ps. 2,562 million in 2016 and Ps. 1,306 million in 2017. For 2018, we anticipate that our capital expenditures for this project will be Ps. 1,522 million and that our total accumulated investments in the project will reach approximately U.S. $30,849 billion.

In March 2005, we entered into a contract with Praxair México, S. de R.L. de C.V. to build, own and operate a nitrogen cryogenic plant, which was completed in June 2008. After completing testing in July 2008, we began injecting 190 million cubic feet per day of nitrogen into the project. In 2017, we paid approximately Ps. 491.5 million to acquire nitrogen from this plant, which we used to inject approximately 25,097 million cubic feet per day until July 9, 2017, when the injection of nitrogen was suspended.

Burgos Project. The Burgos project is the largest producer of non-associated gas in Mexico. In 1997, our exploration and production segment, through Pemex-Exploration and Production, initiated a development program for the Burgos natural gas fields. The purpose of the Burgos project is to enable us to meet increasing domestic demand for natural gas. The fields in Burgos accounted for 13.8% of our total natural gas production in 2017. The project is located in northeastern Mexico.

During 2017, the Burgos project produced an average of 699.2 billion cubic feet per day of natural gas. As of December 31, 2017, the drilling of 7,977 wells had been completed, 2,982 of which were producing. The most important fields are the Nejo, Arcabuz-Culebra, Cuitláhuac, Cuervito, Velero and Santa Anita fields, which together produced 50.5% of the total production of the Burgos project in 2017.

Main Fields of the Burgos Project

(as of December 31, 2017)

	Nejo	Arcabuz- Culebra	Cuitláhuac	Velero	Cuervito	Santa Anita
Wells completed	407	968	443	219	135	79
Producing wells	198	516	185	137	84	60
2017 production of natural gas (million cubic feet per day)	134	87	53	32	23	26
Cumulative production of natural gas (billion cubic feet)	538.3	2,074.7	807.4	349.1	206.7	263.9
Proved reserves of natural gas (billion cubic feet)	112.0	72.7	85.0	34.3	95.6	55.5
Proved developed reserves	100.2	69.0	63.1	30.5	36.7	36.7
Proved undeveloped reserves	11.7	3.7	21.9	3.9	58.9	18.9

Source: Pemex Exploration and Production.

During 2017, proved reserves increased by 3.8 million barrels of oil equivalent, from 178.8 million barrels of oil equivalent in 2016 to 182.6 million barrels of oil equivalent in 2017, primarily due to a deceleration in the decline of the gas production rate in 2017.

In nominal peso terms, our exploration and production segment’s capital expenditures (including capital expenditures made pursuant to FPWCs) for the Burgos project were Ps. 5,855 million in 2015, Ps. 2,032 million in 2016 and Ps. 606 million in 2017. For 2018, we anticipate that our capital expenditures for this project will amount to Ps. 175 million and that our total accumulated capital expenditures will reach approximately U.S. $19,243 billion.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec). The ATG project is located in the Northern region and covers an area of 4,243 square kilometers. This project comprises 29 fields, which are divided among eight sectors. As of December 31, 2017, there was a total of 4,569 wells completed, of which 1,984 were producing. The project produced an average of 34.4 thousand barrels of crude oil per day in 2017 as compared to 39.8 thousand barrels of crude oil per day in 2016, which represents a 13.6% decrease, and

118.5 million cubic feet of natural gas per day in 2017 as compared to 142.5 million cubic feet of natural gas per day in 2016, which represents a 16.8% decrease. The decrease in crude oil and natural gas production was primarily due to the decline in pressure in certain reservoirs. As of December 31, 2017, cumulative production was 314.4 million barrels of crude oil and 688.2 billion cubic feet of natural gas. As of December 31, 2017, proved reserves totaled 441.8 million barrels of crude oil and 893.1 billion cubic feet of natural gas. Total proved hydrocarbon reserves were 620.1 million barrels of oil equivalent, of which 125.1 million barrels of oil equivalent were proved developed reserves.

During 2017, field development activities at the project included the drilling of 32 wells and the completion of 24 wells, all of which were classified as producing, reflecting a 100% success rate. As of December 31, 2017, 80% of the total producing wells were operating with artificial systems such as mechanical, pneumatic, hydraulic and electric pumping, while the remaining 20.0% were “flowing wells” that are classified accordingly because they did not require any means of artificial lift.

In nominal peso terms, our exploration and production segment’s capital expenditures for the ATG project were Ps. 2,817 million in 2015, Ps. 1,487 million in 2016 and Ps. 604 million in 2017. For 2018, we anticipate that our capital expenditures for this project will be Ps. 478 million and that total accumulated investments in this project will be approximately U.S. $51.9 billion.

Crude Oil Sales

During 2017, domestic consumption of crude oil amounted to approximately 769.0 thousand barrels per day, which represented 39.7% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. Maya crude oil accounted for 89.7% of exported crude oil volume sold by PMI in 2017. See “—Business Overview—International Trading” in this Item 4.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2017 vs. 2016
	2013	2014	2015	2016	2017
	(in thousands of barrels per day)					(%)
Production	2,522.1	2,428.8	2,266.8	2,153.5	1,948.3	(9.5)
Distribution
Refineries	1,229.1	1,161.1	1,064.0	935.0	769.0	(17.8)
Export terminals	1,190.4	1,148.6	1,177.7	1,198.7	1,167.8	(2.6)

Total	2,419.5	2,309.7	2,241.7	2,133.7	1,936.7	(9.2)

Statistical differences in stock measurements(1)	102.6	119.1	25.2	19.8	7.8	46.6

Note: Numbers may not total due to rounding.

(1)	Includes measurement inconsistencies, shrinkage and leakage, naphthas and condensates added to crude oil.

Source: Pemex Exploration and Production.

Differences between the volume of crude oil measured at the wellhead and the volume distributed reflect customary adjustments due to, among other things, shifting inventories, evaporation, shrinkage and product segregation. In August 2014, we identified increases in the difference between the volumes of crude oil production and distribution. Based on an analysis conducted in coordination with the CNH, we implemented various corrective measures to improve our measurement methodology and management system, including continuously monitoring our wells, calibrating our measurement equipment and installing additional crude oil dehydration systems. To this end, sediment tanks have also been installed at marine terminals in order to accelerate water evaporation and crude oil stabilization in accordance with industry standards. In addition, crude oil barrels undergo a stabilization process in preparation for export, which involves certification by us, the buyer and a third party to verify that the contents meet international standards and contain no more than 0.5% water.

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, usually occurs as a result of operational adjustments to carry out maintenance at production facilities, and in some cases is due to limitations in the ability to handle, process or transport natural gas. In addition, the flaring of produced gas is also used as a safety measure to relieve well pressure. Gas flaring is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2017, gas flaring represented 4.3% of total natural gas production, as compared to 8.8% of total natural gas production in 2016. The increased gas flaring in 2016 was primarily due to an explosion that occurred at the Abkatún-A platform in February 2016, management of oils with high gas-oil ratio and failures in gas compression equipment on offshore platforms. For more information on the explosion at the Abkatún-A platform, see “—Health, Safety and Environmental Performance” in this Item 4. We continue to implement programs to reduce gas flaring and improve gas extraction efficiency, including strategies to optimize the exploitation of wells with high associated gas content at the Cantarell project. In addition, in March 2017, we agreed to certain programs with the CNH, including five projects for U.S. $3.0 billion, which may allow us to improve our gas utilization rate to up to 98.0% at our Ku-Maloob-Zaap business unit by 2020. We began to take action steps under this program in 2017 and are continuing to work towards increasing our gas utilization rate.

Pipelines

The crude oil and natural gas pipeline network owned by our exploration and production segment connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2017, this pipeline network consisted of approximately 38,754 kilometers of pipelines, of which 2,058 kilometers were located in the Northeast Marine region, 1,173 kilometers were located in the Southeast Marine region, 9,331 kilometers were located in the Southern region, 25,076 kilometers were located in the Northern region and 1,116 kilometers are distribution and commercial pipelines. For a description of products transported by the pipeline network, see “—Business Overview—Logistics” in this Item 4.

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

We may amend our Integrated E&P Contracts and FPWCs in order to align these contracts with the new contractual framework established under the Hydrocarbons Law. According to the Energy Reform Decree and the new contractual framework established under the Hydrocarbons Law, an existing Integrated E&P Contract or FPWC may be migrated into a contract for exploration and production upon agreement by the contract parties to the technical guidelines established by the Ministry of Energy (after seeking our favorable opinion) and the financial terms determined by the Ministry of Finance and Public Credit. Upon approval by the contract parties, the existing Integrated E&P Contract or FPWC will be replaced by the new contract for exploration and production without the need for a bidding process. If the contract parties do not agree to the proposed technical guidelines and contractual and financial terms, the original Integrated E&P Contract or FPWC will remain in effect.

On December 19, 2014, we and the relevant counterparties requested that the Ministry of Energy migrate the Integrated E&P Contracts governing the Santuario, Magallanes, Altamira, Arenque, Ébano, Miquetla and Pánuco blocks, and the FPWC governing the Misión and Olmos blocks, into new contracts for exploration and production. Parties to the FPWC governing the Nejo block and parties to the Integrated E&P Contract governing the San Andrés block made similar requests on November 24, 2015 and December 1, 2015. As part of the migration process, the Ministry of Energy, Ministry of Finance and Public Credit and the CNH requested further information on the proposed fiscal and technical terms of the new contracts, which Pemex Exploration and Production provided. On December 7, 2015, January 29, 2016 and May 11, 2016, the parties to the Altamira, San Andrés and Nejo blocks, respectively, withdrew their request for migration. We continue to evaluate the business case for the Altamira and San Andrés blocks and in the future may re-submit our request for migration of the Integrated E&P Contracts for those blocks.

The migration of Integrated E&P Contracts and FPWCs into contracts for exploration and production has taken longer than expected. As of the date of this annual report, the Integrated E&P contract for the Santuario block in the Southern region of Mexico was migrated on December 18, 2017 and we expect the FPWC for the Misión block in the Burgos basin will be migrated into contracts for exploration and production in the first six months of 2018.

Among the FPWC works during 2017, maintenance activities were carried out in the Burgos project under the FPWC program. The work carried out in 2017 represented an investment of approximately U.S. $99.0 million. In 2017, natural gas production in the existing FPWC blocks reached 238.0 million cubic feet per day.

During 2017, contractors expended approximately U.S $251.4 million in connection with Integrated E&P Contracts. In 2017, production in the existing Integrated E&P blocks reached 34.1 thousand barrels per day of crude oil and 58.1 million cubic feet per day of natural gas, for a total of 45.7 thousand barrels of oil equivalent per day.

New Exploration and Production Contracts and Farm-Outs

As a result of the opportunities made available to us by the energy reform, we have pursued farm-outs and other partnerships in order to diversify and strengthen our exploration and production portfolio and to focus on the most profitable projects. Through farm-outs, we sell a partial interest in fields that have been granted to us and enter into agreements for the joint operation of such fields. This requires third parties to make financial contributions to the partnership and to provide field services, allowing us to recoup some of our previous investments in the fields and to share some of the risk associated with the further development of the fields, while maintaining an interest in the future profits.

Trión Farm-Out

On July 28, 2016, the CNH published the tender offer and bidding package to select a partner for Pemex Exploration and Production to carry out exploration and production activities in the Trión block field assignments located in the Perdido Fold Belt in the Gulf of Mexico. Since the Trión block has a depth greater than 2,500 meters, it requires a high level of technical expertise and financial investment to develop.

On December 5, 2016, the CNH announced that BHP Billiton Petróleo Operaciones de México, S. de R.L. de C.V., or BHP Billiton Mexico, an affiliate of BHP Billiton Limited and BHP Billiton Plc, had been selected as the partner for Pemex Exploration and Production in the Trión block farm-out. Pursuant to the terms of its bid, BHP Billiton Mexico will make a U.S. $789.6 million contribution to the partnership in exchange for a 60% participating interest in the Trión Block. BHP Billiton Mexico will be the operator of the Trión block, and must invest U.S. $1.9 billion in the Trión farm-out before we are required to invest in the project, which, depending on the timeline set by the consortium, will likely be in four to five years. The corresponding exploration and production contract, joint operating agreement and other relevant agreements were executed on March 3, 2017 and we are currently working on the development stages of this project.

Nobilis-Maximino Farm-Out

On April 27, 2017, our Board of Directors authorized the farm-out of the Nobilis-Maximino Block, which is located in ultra-deep waters in the area of the Perdido Fold Belt in the Gulf of Mexico and, on September 18, 2017, the CNH published the announcement for the international public bidding process corresponding to that block. On December 8, 2017, however, we announced that, due to the high geological complexity of this ultra-deep-water field, as well as prevailing market conditions affecting the oil industry, we are delaying the farm-out of the Nobilis-Maximino block. We continue to seek partners and evaluate opportunities for the Nobilis-Maximino farm-out, including through potential future bidding rounds.

Ogarrio, Cárdenas-Mora and Ayin-Batsil Farm-Outs

In addition to the Trión and Nobilis-Maximino farm-outs, on October 4, 2017, the CNH held a bidding round for farm-outs of the Ogarrio, Cárdenas-Mora and Ayin-Batsil blocks. No bids were received for the Ayin-Batsil block, which is located in the shallow waters of the Gulf of Mexico. However, multiple bids were received for the Ogarrio block, which currently produces approximately 6,000 barrels of crude oil per day and 21 million cubic feet of natural gas per day, and the Cárdenas-Mora block, which currently produces approximately 5,000 barrels of crude oil per day and 18 million cubic feet of natural gas per day. The Ogarrio and Cárdenas-Mora blocks, both onshore fields located in the state of Tabasco, were ultimately awarded to the German company Deutsche Erdoel AG (DEA) and the Egyptian company Cheiron Holdings Limited (Cheiron), respectively. DEA’s bid consisted of an initial cash payment of U.S. $190.0 million, a royalty rate of 13% and an additional cash payment of U.S. $213.9 million, which is the highest sign-up bonus submitted in a CNH bidding round as of the date of this annual report. Cheiron’s bid consisted of an initial cash payment of U.S. $ 125.0 million, a royalty rate of 13% and an additional cash payment of U.S. $41.5 million. The corresponding contracts were signed on March 6, 2018 and have a term of 25 years. We retain a 50% interest in both blocks.

Other Exploration and Production Contracts

In addition to the farm-outs described above, we have also pursued other types of partnerships for the exploration and production of fields that were not already granted to us.

On December 5, 2016, we participated in the bidding process referred to as Round 1.4, through which we, as part of a consortium consisting of Pemex Exploration and Production, Chevron Energía de Mexico, S. de R.L. de C.V., or Chevron Energía, a subsidiary of Chevron Corporation, and INPEX Corporation, were awarded an exploration contract for a field located in the Perdido Fold Belt in the Gulf of Mexico. The field covers an area of approximately 1,686.9 square kilometers and is located approximately 117 kilometers off the coast of Mexico in water depths ranging between 500 meters and 1,700 meters. Chevron Energía will be the operator and holds a 33.3334% interest in the consortium, while Pemex Exploration and Production and INPEX Corporation each hold a 33.3333% interest. The corresponding exploration and production contract, joint operating agreement and other relevant agreements were executed on February 28, 2017.

On May 2, 2017, Pemex Exploration and Production entered into a contract for crude oil extraction with the CNH to upgrade the assignments under the shared shallow water production scheme for the Ek and Balam project area located in Campeche Sound. This project is in line with our stragegy as contemplated by the 2017-2021 Business Plan to accelerate the development of fields, making it possible to reach the maximum recovery factor and significantly increase production. Under the contract, which has a term of twenty-two years with two possible five-year extensions, Pemex Exploration and Producion will pay the Mexican Government 70.5% of the operating profits and has provided a guarantee of U.S. $5.0 billion.

On May 30, 2017, we obtained approval from the CNH for the assignment of a new area that includes Chachiquin, located in the Cinturón Plegado Perdido region in the deep waters of the Gulf of Mexico south of the maritime border with the U.S., and an area southwest of the Nobilis field.

On June 19, 2017, we participated in another bidding round conducted by the CNH, referred to as Round 2.1. As a result of this bidding process, we won two blocks. We were awarded Block 2, which covers an area of 549 square kilometers and is located on the continental shelf of the Tampico-Misantla basin, to the west of the Gulf of Mexico, in partnership with DEA. We are the operating partner in this block and own a 70% interest. Additionally, we were awarded Block 8, which is located in the Southeastern Basins and covers an area of 586 square kilometers, in partnership with Colombia’s Ecopetrol. In Block 8, we are also the operating partner and own a 50% interest. The corresponding contracts for the exploration and extraction of hydrocarbons with DEA and Ecopetrol were signed on September 25, 2017.

On December 18, 2017, we executed contracts for an association with Petrofac México, S.A. de C.V., or Petrofac, under which we assigned to Petrofac the rights to certain fields that were part of the El Golpe-Puerto Ceiba project, including the onshore fields of Santuario, El Golpe and Caracolillo, located in the state of Tabasco. As of December 31, 2017, we still own 64% of the proved reserves in this project.

On January 31, 2018, we successfully participated in bidding Round 2.4, and were awarded the assignment of four blocks, all of which are located in deep waters in the Gulf of Mexico. Pemex Exploration and Production and Royal Dutch Shell PLC were awarded Block 2 of the Perdido area. The consortium formed by Pemex Exploration and Production, Chevron and INPEX was awarded area 22 of the Cuenca Salina province. Finally, we were assigned Block 5 in the Perdido area and area 18 of the Mexican Range province.

On March 27, 2018, we successfully participated in the first call of bidding Round 3 of the NCH, and were awarded seven contractual areas in shallow waters, six of them as part of a consortium and one on an individual basis. Pemex Exploration and Production won four blocks in the Southeast Basins: two in consortium with Total S.A., one with Shell Oil Company and one individually, as well as three blocks corresponding to the province of Tampico-Misantla-Veracruz: two in partnership with Compañía Española de Petróleos and one in partnership with DEA.

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

Pemex Exploration and Production did not enter into any collaboration agreements in 2017.

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

Refining

Refining Processes and Capacity

Our refining production processes include the following:

•	Atmospheric distillation. This process heats crude oil in a tube furnace at atmospheric pressure to distill refined products. The primary products produced are gasoline, jet fuel, diesel, atmospheric gas oil and atmospheric residual crude oil.

•	Vacuum distillation. This process heats crude oil or other feedstock in a vacuum distillation column, which is operated at low pressures. The objective of this process is to maximize production of heavy vacuum gas oil, which is produced by boiling crude oil.

•	Cracking. This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

•	Visbreaking. This is a thermal cracking process, which uses a horizontal-tube heater fired to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

•	Reforming processes. These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, we use reforming processes to convert low octane gasoline into higher octane stocks that are suitable for blending into finished gasoline and to convert naphthas into more volatile, higher octane products.

•	Hydrotreatment or residual hydrocracking. This process uses a catalyst and hydrogen at high temperature and pressure to remove sulfur, nitrogen and some aromatic compounds. Hydrotreatment also processes some lighter liquid product off-take.

•	Alkylation and isomerization. This polymerization process unites olefins and isoparaffins. Butylenes and isobutanes are combined with sulfuric acid or hydrofluoric acid to rearrange straight-chain hydrocarbon molecules into branched-chain products. Pentanes and hexanes, which are difficult to reform, are isomerized through the use of aluminum chloride and other precious-metal catalysts. Normal butane may be isomerized to provide a portion of the isobutane feed needed for the alkylation process. The process produces a high octane, low sensitivity blending agent for gasoline.

•	Coking. This process is a severe method of thermal cracking used to upgrade heavy residuals into lighter products or distillates. Coking produces straight-run gasoline (coker naphtha) and various middle-distillate fractions used as catalytic feedstock, thus generating a concentrated solid material.

These production processes together constitute our production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2013	2014	2015	2016	2017
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,690.0	1,602.0	1,640.0	1,602.0	1,627.0
Vacuum distillation	832.0	767.5	772.4	767.5	772.2
Cracking	422.5	422.5	422.5	422.5	422.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	279.3	279.3	279.3	279.3	279.3
Hydrotreatment	1,067.5	1,067.5	1,099.9	1,230.0	1,230.0
Alkylation and isomerization	155.3	154.3	154.8	154.3	154.3
Coking	155.8	155.8	155.8	155.8	155.8

Source: Base de Datos Institucional (Pemex Institutional Database, or Pemex BDI).

As of December 31, 2017, we owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries consist of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2017, our refineries processed 767.0 thousand barrels per day of crude oil (127.2 thousand barrels per day at Cadereyta, 44.6 thousand barrels per day at Madero, 86.4 thousand barrels per day at Minatitlán, 156.8 thousand barrels per day at Salamanca, 137.0 thousand barrels per day at Salina Cruz and 215.1 thousand barrels per day at Tula), which in total consisted of 456.4 thousand barrels per day of Olmeca and Isthmus crude oil and 310.4 thousand barrels per day of Maya crude oil. In recent years, we have been affected by operational difficulties at our auxiliary services facilities. In order to increase the processing of crude oil at our refineries and the production of petroleum products, we are implementing maintenance programs for critical equipment to improve the safety and reliability of our operating processes and to improve the performance levels of our refineries.

Since 1993, through our subsidiary company, P.M.I. Norteamérica, S.A. de C.V. (PMI-NASA), we have participated in a limited partnership with Shell Oil Company in a refinery located in Deer Park, Texas, which has the capacity to process 340 thousand barrels per day of crude oil. Under the Deer Park Limited Partnership agreement, PMI-NASA and Shell Oil Company each provide 50% of the refinery’s crude oil input and own 50% of the refinery’s output. This agreement is limited to the specific purpose of operating the Deer Park refinery.

Production

We produce a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. In 2017, we produced 786.2 thousand barrels per day of refined products (including dry gas by-products of the refining process), as compared to 977.2 thousand barrels per day in 2016, representing a decrease of 19.5%. This decrease in refined products production was mainly due to a decrease in crude oil production as a result of the implementation of major maintenance programs at the Madero and Minatitlán refineries in the second half of the year. In addition, our Salina Cruz refinery was affected by natural disasters: In June of 2017, the refinery was forced into an emergency shutdown as a result of flooding caused by tropical storm “Calvin”, and on September 7, 2017, an earthquake caused the refinery to go into an automatic safety shutdown. These natural disasters did not result in structural damage to our Salina Cruz refinery, although our electrical power generators were affected, and operations resumed during November of 2017.

The following table sets forth, by category, our production of petroleum products from 2013 through 2017.

Refining Production

	Year ended December 31,					2017 vs. 2016
	2013	2014	2015	2016	2017
	(in thousands of barrels per day)					(%)
Refinery Crude Oil Runs	1,224.1	1,155.1	1,064.5	933.1	767.0	(17.8)
Refined Products
Liquefied petroleum gas	25.2	26.4	21.4	17.2	15.8	(8.1)
Gasoline
Pemex Magna	360.5	290.9	272.5	150.6	11.0	(92.7)
Ultra-Low Sulfur Magna	56.7	99.1	88.4	165.5	238.7	44.2
Pemex Premium(1)	19.8	30.8	16.8	7.7	5.6	(27.3)
Base	0.2	0.8	3.6	1.6	1.8	12.5

Total	437.3	421.6	381.4	325.3	257.0	(21.0)
Kerosene (Jet fuel)	60.8	53.4	47.8	42.8	40.5	(5.4)
Diesel
Pemex Diesel(2)	217.7	186.9	191.5	130.1	87.4	(32.8)
Ultra-Low Sulfur Diesel	92.1	97.8	83.0	85.1	63.8	(25.0)
Others	3.7	1.9	0.2	1.0	2.4	140.0

Total	313.4	286.6	274.7	216.2	153.6	(29.0)
Fuel oil(3)	268.8	259.2	237.4	228.1	217.3	(4.7)
Other refined products
Asphalts	18.7	23.9	17.7	16.9	16.5	(2.4)
Lubricants	4.4	3.7	2.3	3.0	1.9	(36.7)
Paraffins	0.7	0.6	0.5	0.6	0.4	(33.3)
Still gas	70.7	63.9	62.2	61.9	47.9	(22.6)
Other refined products(4)	75.7	66.7	68.9	65.3	35.5	(45.6)

Total	170.2	158.8	151.6	147.6	102.1	(30.8)

Total refined products	1,275.8	1,206.1	1,114.3	977.2	786.2	(19.5)

Note: Numbers may not total due to rounding.

(1)	Pemex Premium is an ultra-low sulfur gasoline with 0.003% sulfur content.
(2)	Pemex Diesel is sold in the northern border market with 0.003% sulfur content.
(3)	Includes heavy fuel oil and intermediate 15.
(4)	Includes mainly coke, along with other products such as aeroflex, furfural extract, and light cyclic oil.

Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of our production. In 2017, gasoline represented 32.7%, fuel oil represented 27.6% and diesel fuel represented 19.5% of total petroleum products production. Jet fuel represented 5.2% and LPG represented 2.0% of total production of petroleum products in 2017. The remainder, 13.0%, of our production consisted of a variety of other refined products.

As a result of our strategy of investing in technology to improve the quality of our fuels, we have introduced new environmentally sound products such as ultra-low sulfur gasoline (or ULSG) and ultra-low sulfur diesel (or ULSD).

In recent years, our production has been affected by operational problems in our auxiliary services facilities. In order to improve production, our 2017-2021 Business Plan includes measures to ensure the supply of auxiliary services through partnerships with third parties. On September 1, 2017, we entered into long-term agreements with Air Liquide for the supply of hydrogen to our Tula refinery. Air Liquide will operate the existing hydrogen plant and will invest in the construction of a second plant at our Tula refinery. Air Liquide intends to provide the total supply of hydrogen required for both the existing and new plant.

Additionally, in October 2017, we began the process of selecting partners that will supply the hydrogen for our Madero and Cadereyta refineries, and in April of 2018, we entered into a long-term agreement with the German company Linde AG for the supply of hydrogen to our Madero refinery. We expect that by carefully selecting partners we will be able to reduce the cost and improve the reliability of the supply of hydrogen, which, in turn, we believe will improve the reliability of our crude oil refining and decrease unscheduled stoppages. We also expect that these projects will strengthen the operational performance of our Tula, Madero and Cadereyta refineries and increase the production of gasoline and diesel.

Variable Refining Margin

During 2017, the National Refining System recorded a variable refining margin of U.S. $5.43 per barrel, an increase of U.S. $0.95 per barrel as compared to U.S. $4.48 in 2016. This is broadly the result of the recovery in international prices for refined products in 2017.

The following table sets forth the variable refining margin for the five years ended December 31, 2017.

Variable Refining Margin

	Year ended December 31,					2017 vs. 2016
	2013	2014	2015	2016	2017
	(U.S dollars per barrel)					(%)
Variable margin	(1.84)	1.76	3.35	4.48	5.43	21.2

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

For the five years ended December 31, 2017, the value of our domestic sales of refined products and petrochemicals was as follows:

Value of Refining’s Domestic Sales(1)

	Year ended December 31,										2017 vs. 2016
	2013		2014		2015		2016		2017
	(in millions of pesos)(2)										(%)
Refined Products
Gasoline
Pemex Magna	Ps.	340,750.7	Ps.	347,952.4	Ps.	274,006.9	Ps.	248,595.2	Ps.	361,021.7	45.2
Pemex Premium		63,723.1		80,058.9		81,813.5		87,422.8		82,028.7	(6.2)
Aviation fuels (Others)		414.1		387.5		339.8		342.4		371.1	8.4
Total		404,887.9		428,398.8		356,160.2		336,360.4		443,421.5	31.8
Kerosene (Jet fuel)		35,417.9		36,449.3		27,077.2		28,945.2		39,024.5	34.8
Diesel
Pemex Diesel		178,929.4		194,545.6		139,796.2		117,556.3		181,854.4	54.7
Others		32,542.0		31,156.7		22,930.4		19,236.4		28,195.1	46.6

Total		211,471.4		225,702.4		162,726.7		136,792.7		210,049.5	53.6
Fuel oil
Total		78,001.8		46,838.3		25,906.0		16,436.3		35,622.9	116.7
Other refined products
Asphalts		7,865.4		10,788.0		7,575.5		5,468.7		$5,895.8	7.8
Lubricants		2,991.2		2,618.9		1,297.5		1,473.0		1,061.4	(27.9)
Paraffins		339.4		319.2		257.9		267.0		230.9	(13.5)
Coke		473.4		763.3		669.5		501.9		421.1	(16.1)
Citroline		2.3		0.4		0.9		4.6		3.6	(21.7)
Gas oil for domestic use		273.1		432.2		587.4		424.2		0.0	(100.0)
Total	Ps.	11,944.8	Ps.	14,921.9	Ps.	10,388.8	Ps.	8,139.4	Ps.	7,612.8	(6.5)

Total Refined Products	Ps.	741,723.8	Ps.	752,310.8	Ps.	582,258.9	Ps.	526,673.9	Ps.	735,731.2	39.7

Petrochemicals(3)	Ps.	6,882.8	Ps.	7,582.2	Ps.	3,930.9	Ps.	3,118.0	Ps.	3,905.6	25.3

Note: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes, Duties and Other Payments to the Mexican Government” in this Item 4.
(2)	Figures are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(3)	Petrochemical products produced at refineries operated by our industrial transformation segment (carbon black feedstocks and propylene).

Source: Pemex BDI.

In 2017, our domestic sales of refined products increased by Ps. 209,057 million, or 39.7% in value, as compared to 2016 levels (excluding IEPS tax and value added tax). This was primarily due to a 31.8% increase in the value of our gasolines sales, an increase of 53.6% in the value of diesel sales and a 116.7% increase in the value of fuel oil, in each case primarily as a result of higher average prices.

The volume of our domestic sales of refined products for the five-year period ended December 31, 2017 was distributed as follows:

Volume of Refining’s Domestic Sales

	Year ended December 31,					2017 vs. 2016
	2013	2014	2015	2016	2017
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Refined Products
Gasoline
Pemex Magna	667.6	639.1	638.0	637.5	660.5	3.6
Pemex Premium	119.2	137.1	154.8	185.1	136.6	(26.2)
Aviation fuels (Others)	0.5	0.5	0.5	0.5	0.5	—

Total	787.3	776.7	793.3	823.1	797.5	(3.1)
Kerosenes (jet fuel)	62.2	66.5	70.8	76.2	81.7	7.2
Diesel
Pemex Diesel	333.2	336.4	330.6	335.5	317.6	(5.3)
Others	58.5	53.0	54.2	51.8	47.9	(7.5)

Total	391.7	389.4	384.7	387.2	365.5	(5.6)
Fuel oil
Total	189.3	121.7	111.7	102.6	124.7	21.5
Other refined products
Asphalts	17.3	21.7	15.9	15.9	15.4	(3.1)
Lubricants	4.7	4.0	2.6	3.1	2.0	(35.5)
Paraffins	0.7	0.6	0.6	0.6	0.4	(33.3)
Coke	47.8	46.0	45.9	36.3	21.3	(41.3)
Citroline	—	—	—	0.01	0.01	—
Gas oil for domestic use	0.7	0.9	1.2	0.9	—	(100.0)

Total	71.2	73.3	66.2	56.9	39.1	(31.3)

Total refined products	1,501.8	1,427.6	1,426.7	1,446.0	1,408.4	(2.6)

Petrochemicals(1)(2)	738.8	703.8	620.9	543.5	464.5	(14.5)

Note: Numbers may not total due to rounding.

(1)	In thousands of metric tons.
(2)	Petrochemical products produced at refineries operated by our refining business (black feedstocks and propylene).

Source: Pemex BDI.

The volume of our domestic gasoline sales decreased by 3.1% in 2017, from 823.1 thousand barrels per day in 2016 to 797.5 thousand barrels per day in 2017. The volume of our diesel sales decreased by 5.6%, from 387.2 thousand barrels per day in 2016 to 365.5 thousand barrels per day in 2017. The decrease in the volume of our domestic gasoline and diesel sales is mainly due to lower demand in the first quarter of 2017, which in turn was primarily the result of an increase in average gasoline and diesel prices. The volume of our domestic sales of fuel oil increased by 21.5%, from 102.6 thousand barrels per day in 2016 to 124.7 thousand barrels per day in 2017, primarily due to an increase in CFE’s demand for fuel oil.

Sales of Pemex Premium gasoline decreased 26.2% in 2017, while those of Pemex Magna increased 3.6% from the previous year. This change in consumption patterns is the result of an increase in the price differential between the two kinds of gasolines.

We have also made concerted efforts to build and enhance our brands. As a result of energy reform, beginning in April 2016, the Mexican government has allowed private companies, including third-party franchises, to participate as retailers in the Mexican gasoline market and purchase gasoline products from us or import these same products from abroad. Pursuant to this regulatory change, on June 5, 2016, we announced that a joint branding program had been established with various entities that own and operate retail service stations in Mexico. The joint branding program allowed our franchisees to rename their retail service stations while continuing to sell our products under our brand. In addition, we continued to provide technical and operational assistance to such franchisees. We believe that this program strengthened our relationship with entities that own and operate retail service stations in Mexico, as we continue to adapt to the new competitive pressures in the Mexican fuel market. The joint branding program ended on February 28, 2018, but a large number of franchisees opted to continue the commercial practices developed as part of the program.

On November 15, 2017, we relaunched the “Pemex Franchise” image program with a new business model that includes new products and a variety of new association schemes. The goal of this program is to provide better service to end users and to strengthen the PEMEX brand, particularly in response to the current competitive environment in the Mexican fuel market. We have improved the quality of our fuel types by blending our Pemex Magna and Pemex Premium gasoline with high-end additives. This formula was developed exclusively for us and is made with components that maximize the fuel’s performance, cleanliness and quality. As part of the program, we also introduced three association schemes: (i) PEMEX Franchise, (ii) sublicensing of branded products, and (iii) the sale of generic, unbranded products. We also have two options for wholesale distribution: (i) independent retailers of unbranded products, and (ii) associate distributors of PEMEX-branded gasoline and diesel. In order to strengthen and protect the PEMEX brand, we have established various controls to ensure that all service stations comply with our demand for high quality and honest service. Furthermore, we plan to launch a new generation of performance additive for our gasoline towards the end of 2018, which will be supported by significant promotional and advertising efforts.

At the end of 2017, there were 11,586 retail service stations in Mexico, of which 11,540 were privately owned and operated as franchises, while the remaining 46 were owned by Pemex Industrial Transformation. This total number of retail service stations represents a decrease of 2.4% from the 11,876 service stations as of December 31, 2016. Additionally, as of December 31, 2017, we served as the supplier for 454 retail service stations that operated under a brand other than the PEMEX brand.

Pricing Decrees

The energy reform provides for fuel price liberalization, which began in early 2017 and was completed by the end of that year. Even though prices have been fully liberalized, the CRE reserves the right to intervene. Therefore, our sales prices continue to be subject to potential future regulations by the CRE, until the Comisión Federal de Competencia Económica (Federal Economic Competition Commission) determines that there is effective competition in the wholesale market.

Gasoline and Diesel

Historically, the Mexican Government has established periodic increases on the price of gasoline and diesel.

On January 1, 2014, pursuant to the Impuesto a los Combustibles Fósiles (IEPS Tax on Fossil Fuels) approved under the Ley del Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services Law, or the IEPS Law), unleaded gasoline and diesel became subject to one-time price increases of ten and thirteen Mexican cents per liter, respectively. See “—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government” in this Item 4.

During 2015, the Mexican Government imposed further one-time increases of approximately 26 Mexican cents per liter on Magna gasoline and diesel and 27 Mexican cents per liter on premium gasoline. As of

January 1, 2016 the Mexican Government established a new mechanism to determine the prices of gasoline and diesel, which took into account international market prices. This mechanism allowed gasoline and diesel prices to float within a fixed range determined by the Mexican Government, adding a flat IEPS tax. At the end of 2016, prices of gasoline were approximately 43 Mexican cents per liter higher, as compared to 2015, and prices of diesel were approximately 43 Mexican cents per liter higher in 2016, as compared to 2015.

In January 2017, as part of the energy reform, the Mexican Government began to liberalize the price of gasoline and diesel. As a result, on January 1, 2017, magna gasoline prices increased sharply by between Ps. 1.35 and Ps. 2.61 per liter, as compared to December 31, 2016. Similarly, diesel prices increased by between Ps. 1.78 and Ps. 3.05 per liter on January 1, 2017, as compared to December 31, 2016.

The liberalization of prices continued in 2017 and, as of December 31, 2017, sale prices of gasoline and diesel have been fully liberalized and are determined by the free market. For more information, see “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”

Discount

Since the early 1980s, the Mexican Government has also established a discount of 30% on the price at which we sell gas oil intended for domestic use to the state of Chihuahua during the months of January, February and December of each year. On January 1, 2014, pursuant to the IEPS Tax on Fossil Fuels, such gas oil became subject to a one-time price increase of 10.857 Mexican cents per liter. Gas oil became subject to a one-time price increase of 11.307 Mexican cents per liter in 2015, 11.558 Mexican cents per liter as of January 1, 2016, 11.94 Mexican cents per liter as of January 1, 2017 and 12.73 Mexican cents per liter as of January 1, 2018. Notably, the discount on the price of gas oil in the state of Chihuahua was suspended in December 2016. As of the date of this annual report, this discount remains suspended.

Fuel Oil

Since December 2008, the price at which we sell fuel oil to CFE has been linked to international market prices in accordance with a pricing methodology established by the Mexican Government. This methodology is based on the price of fuel oil in the U.S. Gulf of Mexico coastal region, and is then adjusted for quality as well as expenses related to distribution.

On January 1, 2015, the IEPS Tax on Fossil Fuels of 14.00 Mexican cents per liter of fuel oil became effective through the fiscal year ended December 31, 2015. As of January 1, 2016, fuel oil became subject to a premium of 14.31 Mexican cents per liter and as of January 1, 2017, the IEPS Tax on Fossil Fuels is 14.78 Mexican cents per liter. As of January 1, 2018, the IEPS Tax on Fossil Fuels is 15.76 Mexican cents per liters.

As of November 3, 2017, the CRE authorized new formulas to determine the price for fuel oil. As of December 31, 2017, there are first-hand sale prices for sales at refineries and market prices for sales at storage and distribution terminals. These prices are calculated weekly and apply to all customers, including the CFE.

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government has historically imposed price controls in the domestic market on our products.”

We withhold IEPS Tax. While it is included in the price to our customers, we pay this tax to the authorities upon collection of the sale of our products and it is not included in our revenues. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.”

Investments

Over the past several years, we have focused our investment program on enhancing the quality of the gasoline and diesel we produce to meet Mexico’s new environmental standards. Our aim is to improve our ability to process heavy crude oil in order to optimize the crude oil blend in our refineries and to increase production of unleaded gasoline and diesel to supply growing demand at a lower cost.

Our refining business invested Ps. 15,988 million in capital expenditures in 2017 and has budgeted Ps. 14,376 million in capital expenditures for 2018. We hope to complement our capital expenditures in 2018 through strategic alliances.

The following table sets forth our refining business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2017, and the budget for 2018. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Refining’s Capital Expenditures

	Year ended December 31,(1)						Budget 2018(2)
	2015		2016		2017
	(in millions of pesos)(3)
Refining
Fuel Quality Investments(4)	Ps.	9,045	Ps.	10,702	Ps.	5,196	Ps.	2,483
Reconfiguration of Miguel Hidalgo Refinery in Tula		4,674		8,610		1,912		303
New Refinery in Tula(5)		561		1,849		—		—
Minatitlán Refinery Energy Train		—		1,100		—		—
Cadereyta Refinery Energy Train		—		872		—		—
Residual Conversion from Salamanca Refinery		913		749		773		68
Tuxpan Pipeline and Storage and Distribution Terminals		100		15		67		71
Others		14,353		6,604		8,039		11,452

Total	Ps.	29,646	Ps.	30,501	Ps.	15,988	Ps.	14,376

Notes: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018.
(3)	Figures are stated in nominal pesos.
(4)	Includes clean fuels investments for gasoline and diesel in our six refineries.
(5)	Includes pre-investments studies, on-site preparation and other expenses related to this project.

Source: Petróleos Mexicanos.

During 2017, we imported approximately 570.2 thousand barrels per day of gasoline, which represented approximately 71.5% of total domestic demand for gasoline in that year.

Our projects, which will involve some private sector investments, aim to reduce greenhouse gas emissions by promoting cleaner fuels. Certain of these projects, including the Fuels Quality Project (formerly known as the Clean Fuels Project), the reconfiguration of the Miguel Hidalgo Refinery in Tula and the residual conversion of the Salamanca Refinery, are already part of ongoing projects developed by our industrial transformation segment. Our projects are described in further detail below.

Fuel Quality Project

Our Fuel Quality Project is being developed in our six refineries, with a first phase involving the installation of eight ULSG post-treatment units, the capacities of which are set forth below by refinery. The first phase of this project was divided into thee groups of refineries: Group 1: Tula and Salamanca (which are both 100% completed, and which began operations in June 2016); Group 2, Cadereyta and Madero (which are both 100% completed and which began operations in February 2014 and July 2015, respectively); and Group 3, Minatitlán and Salina Cruz (which are both 100% completed and which began operations in December 2015 and August 2016, respectively). As a result of these projects, and as of the date of this annual report, all gasoline produced in Mexico meets international environmental standards. The consumption of cleaner fuels will allow us to reduce emissions of greenhouse compounds.

Plant Capacity

	Cadereyta		Madero		Minatitlán		Salamanca		Salina Cruz		Tula
ULSG units (tbpd)	1	(42)	2	(20)	1	(25)	1	(25)	2	(25)	1	(30)

Note: tbpd = thousand barrels per day.

ULSG: Ultra Low Sulfur Gasoline.

Source: Pemex Industrial Transformation.

In addition to the ULSG post-treatment units, we entered into 15 additional contracts during phase 1 of our Fuel Quality Project, of which two are in progress, eight have been completed, four have been temporarily suspended and one was terminated early. The status of these contracts is as follows, by refinery:

•	Tula:
•	tanks and laboratory: 100% completed;

•	optimized automated integrated in-line mixing system (SIMLOA): 80% completed and temporarily suspended;

•	parasitic gasolines: 83% completed and temporarily suspended;

•	Salamanca:

•	tanks and laboratory: 100% completed;

•	parasitic gasolines: 100% completed;

•	steam condensation station: 91% completed and temporarily suspended;

•	Salina Cruz:

•	Tanks and laboratory: 100% completed;

•	Minatitlán:

•	Laboratory: 100% completed;

•	Cadereyta:

•	SIMLOA: 61% completed and in progress;

•	turbogenerator, 91% completed and temporarily suspended;

•	Madero:

•	laboratory: 55% completed and in progress; and

•	turbogenerator: termination expected.

The second phase of the Fuel Quality Project involves the construction of five ULSD facilities, five hydrogen plants, four sulfur recovery units, five sour water treatment plants and the reconfiguration of 17 existing units to produce ULSD. The strategy for phase II consists of the following three stages: (i) early production, (ii) Cadareyta diesel and (iii) a diesel stage for the five remaining refineries, as described below.

Early production. We executed projects to increase efficiency at certain of our existing processing plants and to produce ULSD through eight construction and services contracts totaling Ps. 130 billion. All of these projects have been completed and the respective plants are in operation.

Cadereyta diesel phase. Construction began in March 2013 and, as of the date of this annual report, is approximately 68% complete. Due to budgetary constraints, however, two of the four relevant contracts have been suspended since April 2016. We are currently evaluating funding alternatives through alliances and/or strategic partnerships in order to resume work under these two contracts and we anticipate that work may resume during the second quarter of 2018. The two other contracts have been completed.

Diesel phase for outstanding refineries. The Open Book Cost Estimation (OBCE) methodology is used in connection with the implementation of the diesel phase at the refineries other than Cadereyta and is divided into two stages:

Phase I: the development of detailed engineering plans and the placement of purchase orders for equipment requiring significant delivery time to determine a cost estimate for Phase II. Phase I was completed with the execution of the Final Works Agreement on December 17, 2015.

Phase II: the execution of detailed engineering, procurement and construction, which commenced in January 2016. Due to budgetary constraints, however, the project was suspended in October 2016 with only a small portion completed. We are currently evaluating funding alternatives through alliances and/or strategic partnerships in order to resume work under the contracts.

As of the date of this annual report, we also have 15 contracts for complementary facilities, which comprise the total scope of the Fuel Quality Project. Of those 15, five have been completed, eight are in development and two have been suspended as the result of budgetary constraints.

Reconfiguration of the Miguel Hidalgo Refinery in Tula

On August 12, 2009, we announced the construction of a new refinery in Tula on land that was donated by the state government of Hidalgo. Upon completion of our pre-investment studies relating to the new refinery in Tula, we determined that it would be more cost-effective to forgo construction of a new refinery and instead direct our investments to the reconfiguration of the existing Miguel Hidalgo refinery. Accordingly, on December 3, 2014, we announced the commencement of renovations to upgrade the refinery as part of the Aprovechamiento de Residuales en la Refinería de Tula Hidalgo (Residue Use at the Tula Hidalgo Refinery, which we refer to as the Tula refinery reconfiguration project). The reconfigured refinery is intended to (i) generally modernize crude oil processing; (ii) increase the efficiency with which vacuum residue is converted into high value fuels; (iii) produce higher value products; (iv) increase refining margins; and (v) reduce fuel oil handling problems.

Pemex Industrial Transformation plans to implement the reconfiguration project in two phases: (i) phase one for the development of engineering plans and (ii) phase two for detailed engineering, procurement and construction. In September 2013, ICA Fluor Daniel, S. de R.L. de C.V. (ICA Fluor) was awarded a U.S. $94.8 million contract to carry out studies and to provide engineering services for phase one. Site preparation work began in February 2014 and construction of the first processing unit began in October 2014.

By the end of 2016, the project was approximately 27% completed, but due to budgetary constraints certain tasks were delayed and rescheduled, including the construction of the coking plant. Construction of the new coking plant is part of the modernization of the refinery, which is intended to increase the production of various types of gasoline, diesel and jet fuel. We estimate that the modernization of the refinery will allow us to increase performance by over 40%, increasing production of refined oil products from 154 thousand barrels per day to 220 thousand barrels. The project is being carried out in two stages. The first stage, which is scheduled to be completed by 2020, includes the building and commissioning of the delayed coking plant and the facilities necessary for its operation. The second stage, which is scheduled to be completed in 2022, covers the remaining new facilities, the modernization of current facilities and their integration. As of March 31, 2018, construction of the coker plant was 60% completed and we are currently evaluating funding alternatives through alliances and/or strategic partnerships in order to complete construction.

Residual Conversion of the Salamanca Refinery

The reconfiguration of the “Ingeniero Antonio M. Amor” refinery in Salamanca, Guanajuato focuses on the conversion of residuals into high-value distillates (without a need for increased crude oil processing), as well as the modernization of the lubricants train to produce group II lubricants. As part of the reconfiguration, we will construct new plants and refurnish existing plants. This project also involves the construction of a perimeter wall surrounding the refinery with two security entrances, the relocation of CFE’s electric transmission lines and site improvements. Construction of the new plants includes a delayed coker unit, a catalytic cracking unit, a hydrogen plant, a coker naphthas hydro-desulfurization plant, a gasoil hydro-desulfurization plant, a new lubricants train, a naphtha reforming plant, a sulfur recovery unit, an amine regeneration unit and a sour water treatment facility. In addition, this project involves the construction of storage tanks, effluent treatment plants (at which industrial wastewater is treated for reuse) and infrastructure (including roads and street lights) in the areas surrounding the refinery, as well as services, electric power supply, high burner areas, buildings and other service and support facilities. Other units, including certain vacuum and atmospheric distillation units, will undergo renovations to enhance their ability to supply the coker plant and to increase the supply of gas oil to the new plants. Finally, the project includes the integration of pipelines, pumping equipment and electrical substations from existing facilities.

In accordance with the OBCE methodology, Pemex Industrial Transformation plans to implement the project in two phases as part of a strategy to increase efficiency, mitigate technical and economic risks, define the project’s scope and reduce uncertainty. Phase one includes the development of engineering plans, while phase two includes detailed engineering plans, together with procurement and construction. At the end of 2017, the project was approximately 12.8% complete and phase one was approximately 98% completed but has been suspended due to budgetary constraints. However, in light of the advanced engineering plans, site preparation and equipment design, this project is ready to commence procurement and construction and we are actively evaluating strategies and seeking partners to obtain funding to resume the project. See “—Investments” below for more information regarding capital expenditures by project.

Pemex Industrial Transformation, together with the Department of Corporate Alliances and New Business, is currently seeking partners to continue the project.

Tuxpan Maritime Terminal

The Tuxpan Maritime Terminal project is intended to help meet the increasing demand for refined products in the metropolitan area of the Mexico Valley. The total cost of the project is approximately Ps. 5,171.5 million, which includes the construction of a pipeline measuring 18 inches in diameter and 109 kilometers in length from Cima de Togo to Venta de Carpio, five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each, a research study to determine the best option for the discharge of refined products from tankers and pipelines into these storage tanks and auxiliary and integration services.

As of April 2018, two of the three phases of this project, the pre-investment studies and the transportation of the Tuxpan-Mexico pipelines, have been completed, and the pipeline is in operation. The third phase, the storage system, is 98.4% complete, and we have requested an extension from the SHCP for additional time within which to complete this final phase. Four of the five storage tanks have been delivered to the Tuxpan Maritime Terminal and are operational. The remaining tank is 99.7% complete and the overall Tuxpan-Mexico pipelines project is expected to be completed in 2018.

Maintenance at the Francisco I. Madero Refinery

On August 23, 2017, we commenced a scheduled gradual shutdown of our Francisco I. Madero refinery, located in Ciudad Madero, Tamaulipas in order to implement a comprehensive general maintenance program for the plants at this refinery. Operations at the plants were restarted in February 2018 and we are currently in the process of stabilizing operations. We expect that this program will lead to improved safety and reliability of our operating processes and, in turn, improved performance of this refinery.

Hydrogen Supply for Refineries

Pursuant to the energy reform and our 2017-2021 Business Plan, we aim to partner with third parties and to enter into strategic alliances and joint ventures for projects related to auxiliary services, such as the supply of hydrogen to refineries, which will permit us to specialize, maximize value, and focus on the processing of crude oil.

On September 1, 2017, we entered into long-term agreements with Air Liquide for the supply of hydrogen to the Tula refinery. Air Liquide will operate the existing hydrogen plant at the Tula refinery and will invest in the construction of a second plant. Air Liquide intends to provide the total supply of hydrogen required for both the existing plant and the refinery expansion projects. In December 2017, we executed the plant’s performance and stabilization tests.

Additionally, in October 2017, we began the process of selecting partners that will provide the hydrogen supply for our Madero and Cadereyta refineries. In April 2018, we entered into a long-term agreement with the German company Linde AG for the supply of hydrogen to our Madero refinery.

Gas and Aromatics

Natural Gas and Condensates

All wet natural gas production is directed to our gas processing facilities. At the end of 2017, we owned nine facilities.

The following facilities are located in the Southern region:

•	Nuevo Pemex. This facility contains 13 plants that together in 2017 produced 815.5 million cubic feet per day of dry gas, 34.7 thousand barrels per day of ethane, 39.7 thousand barrels per day of liquefied gas, 16.1 thousand barrels per day of naphtha and 55.0 thousand tons of sulfur.

•	Cactus. This facility contains 22 plants that together in 2017 produced 541.1 million cubic feet per day of dry gas, 26.9 thousand barrels per day of ethane, 33.8 thousand barrels per day of liquefied gas, 12.8 thousand barrels per day of naphtha and 216.1 thousand tons of sulfur.

•	Ciudad Pemex. This facility contains eight plants that together in 2017 produced 612.7 million cubic feet per day of dry gas and 140.6 thousand tons of sulfur.

•	La Venta. This facility contains one plant that in 2017 produced 118.1 million cubic feet of dry gas per day.

•	Matapionche. This facility contains five plants that together in 2017 produced 13.6 million cubic feet per day of dry gas, 0.6 thousand barrels per day of liquefied gas, 0.2 thousand barrels per day of naphtha and 3.1 thousand tons of sulfur.

•	The Morelos, Cangrejera and Pajaritos facilities form the Coatzacoalcos area gas processing complex (which we refer to as a GPC):

•	Morelos. This facility contains one plant that in 2017 produced 16.8 thousand barrels per day of ethane, 15.4 thousand barrels per day of liquefied gas and 5.6 thousand barrels per day of naphtha.

•	Cangrejera. This facility contains two plants that together in 2017 produced 15.7 thousand barrels per day of ethane, 15.6 thousand barrels per day of liquefied gas and 5.7 thousand barrels per day of naphtha.

•	Pajaritos. This facility contains one plant that produced 7.2 thousand barrels per day of ethane in 2017.

The following facilities are located in the Northern region:

•	Burgos. This facility contains nine plants that together in 2017 produced 435.8 million cubic feet per day of dry gas, 9.5 thousand barrels per day of liquefied gas and 10.3 thousand barrels per day of naphtha.

•	Poza Rica. This facility contains five plants that together in 2017 produced 106.3 million cubic feet per day of dry gas, 2.4 thousand barrels per day of liquefied gas, 0.9 thousand barrels per day of naphtha and 2.5 thousand tons of sulfur.

•	Arenque. This facility contains three plants that together in 2017 produced 19.7 million cubic feet per day of dry gas and 1.8 thousand tons of sulfur.

The following tables set forth our processing capacity, as well as our total natural gas processing and production, for the five years ended December 31, 2017.

Gas and Aromatics’ Processing and Production Capacity(1)

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)	144	144	144	144	144
Sour natural gas(2)(3)	4,503	4,523	4,523	4,523	4,523
Natural gas liquids recovery plants
Cryogenics	5,912	5,912	5,912	5,912	5,912
Natural gas liquids fractionating(2)(4)	569	569	569	569	569
Processing of hydrosulfuric acid	219	219	219	219	229
Aromatic compounds and derivates (Cangrejera and Independencia)(5)(6)	—	—	1,694	1,694	1,734

(1)	Production capacity refers to aromatic compounds and derivatives.
(2)	In thousands of barrels per day.
(3)	In 2014, following a review of the sour natural gas processing capacity of the Poza Rica Complex reflecting an increase in capacity from 230 to 250 million cubic feet per day, the total installed sour natural gas processing capacity of the Pemex-Gas and Basic Petrochemicals increased from 4,503 to 4,523 million cubic feet per day.
(4)	The figure for 2016 has been restated.
(5)	Thousand tons per year.
(6)	Since November 2015, the operation of the Methanol I and II plants, the CPQ Independencia petrochemical specialties plant and the CPQ Cangrejera aromatic compounds plants have been assigned to Pemex Industrial Transformation.

Source: Pemex BDI.

Natural Gas, Condensates and Aromatics’ Processing and Production(1)

	Year ended December 31,					2017 vs. 2016
	2013	2014	2015	2016	2017
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	4,404	4,343	4,073	3,672	3,237	(11.8)
Sour gas	3,330	3,356	3,225	2,997	2,688	(10.3)
Sweet gas(2)	1,074	986	847	675	550	(18.5)
Condensates(3)(6)	46	49	45	41	32	(22.0)
Gas to natural gas liquids extraction	4,381	4,303	3,904	3,450	3,199	(7.3)
Wet gas	4,234	4,172	3,745	3,394	3,086	(9.1)
Reprocessing streams(4)	147	131	159	56	113	101.8
Production
Dry gas(5)	3,755	3,699	3,454	3,074	2,667	(13.2)
Natural gas liquids(6)(7)	362	364	327	308	280	(9.1)
Liquefied petroleum gas(6)(8)	206	205	174	159	144	(9.4)
Ethane(6)	109	110	107	106	101	(4.7)
Naphtha(6)	73	77	69	62	52	(16.1)
Sulfur(9)(11)	1,029	962	858	673	551	(18.1)
Methanol(9)	157	168	161	145	116	(20.0)
Aromatic compounds and derivatives(9)(10)	799	1,017	1,022	940	622	(33.8)
Others(9)(12)	588	899	535	507	302	(40.4)

Note: Numbers may not total due to rounding.

GPC= Gas Processing Complex

(1)	Excludes operations of our exploration and production segment, which produced 5,068 million cubic feet per day in 2017.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	Reprocessing of pipeline dry gas at the Pajaritos cryogenic plant.
(5)	Includes ethane reinjected into the natural gas stream.
(6)	In thousands of barrels per day.
(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes production from GPC, refineries and transfers from Pemex Exploration and Production.
(9)	In thousands of tons.
(10)	Includes aromine 100, benzene, styrene, toluene, ethylbenzene, fluxoil, high octane hydrocarbon and xylenes.
(11)	Production of gas processing GPCs and refineries.
(12)	Includes butanes, petrochemical specialties, pentanes, hexane, hydrogen, BTX liquids, isopentanes and petroleum products, naphtha gas, petrol octane base and heavy naphtha.

Source: Pemex BDI.

Domestic consumption of dry gas totaled 2,623.0 million cubic feet per day in 2017, a 21.6% decrease from the 2016 domestic consumption of 3,347.3 million cubic feet per day.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. In 2017, we imported 1,766.0 million cubic feet per day of natural gas, a decrease of 8.7% from the 1,933.9 million cubic feet per day imported in 2016, mainly due to the fact the CFE is directly importing natural gas to supply its power generation plants. The total amount of natural gas imported per day in 2017 included 26.3 million cubic feet of liquefied natural gas imported through Manzanillo.

We process sour and sweet condensates from our exploration and production segment in order to obtain stabilized natural gas liquids and also recover liquid hydrocarbons obtained from the processing of sweet natural gas. In addition, we obtain natural gas liquids from internal streams and liquid hydrocarbons condensed in sour wet gas pipelines. Our production of natural gas liquids, including stabilized condensates, reprocessing and other fractionating streams, decreased by 9.1% from 308 thousand barrels per day in 2016 to 280 thousand barrels per day in 2017.

We process sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from our exploration and production segment and internal streams of our gas and aromatic compound sub-segment totaled 32 thousand barrels per day in 2017, a 21.9% decrease from the 41 thousand barrels per day processed in 2016. We also process sweet condensates at our Burgos facilities to produce light and heavy natural gasoline.

The production of aromatic compounds and derivatives decreased 33.8%, from 940.2 thousand tons in 2016 to 622.0 thousand tons in 2017 due to operational challenges in the continuous catalyst regeneration and styrene plants throughout the year.

Natural Gas Supply Strategy

On August 13, 2013, we and the Mexican Government prepared a strategy to address domestic natural gas shortages in the short-, medium- and long-term. On January 1, 2016, as part of the opening of the natural gas market, we transferred certain of our transportation assets to CENAGAS in a step towards that goal.

Over the five years ended December 31, 2017, the value of our domestic sales was distributed as follows:

Value of Gas and Aromatics’ Domestic Sales(1)

	Year ended December 31,										2017 vs. 2016
	2013		2014		2015		2016		2017
	(in millions of pesos)(2)										(%)

Natural gas	Ps.	68,128.7	Ps.	78,666.4	Ps.	53,037.3	Ps.	67,536.5	Ps.	74,287.7	10.0
Liquefied petroleum gas		71,728.9		78,258.9		78,194.0		50,179.8		49,137.3	(2.1)
Ethane(3)		32.3		283.6		310.7		1,284.7		2,989.7	132.7
Heptane		62.7		39.1		1.0		—		0.9	—
Propane		70.3		92.4		57.6		73.8		111.6	51.2
Light naphtha		—		2.8		39.7		84.5		158.8	87.9
Heavy naphtha		4.4		15.7		191.0		404.8		429.3	6.1
Sulfur		659.6		795.9		926.1		585.7		540.2	(7.8)
Methanol		733.9		775.5		748.4		625.1		806.9	29.1
Aromatic compounds and derivatives(4)		3,641.4		4,427.5		3,479.4		2,122.1		1,673.1	(21.2)
Others(5)		347.7		658.9		400.2		261.4		309.5	18.4

Total	Ps.	145,409.9	Ps.	164,016.7	Ps.	137,385.4	Ps	.123,158.5	Ps.	130,445.0	5.9

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.
(3)	Ethane sales to Petroquímica Mexicana de Vinilo S.A. de C.V. began in October 2013. In January 2016, we began the supply of ethane to Braskem IDESA.
(4)	Includes aromine 100, benzene, styrene, toluene, xylene.
(5)	Includes petrochemical specialties, hydrogen, isopropane, heptane, hexane, pentane and naphtha gas.

Source: Pemex BDI.

The volume of our domestic sales of gas and aromatics for the five-year period ended December 31, 2016 was distributed as follows:

Volume of Gas and Aromatics’ Domestic Sales

	Year ended December 31,					2017 vs. 2016
	2013	2014	2015	2016	2017
	(in thousands of barrels per day, except where otherwise indicated)					(%)

Natural gas(1)	3,463.5	3,451.2	3,246.8	3,347.3	2,623.0	(21.6)
Liquefied petroleum gas(2)	284.3	282.1	278.8	202.1	171.3	(15.2)
Ethane(3)	0.8	5.8	8.8	30.5	57.7	89.2
Heptane	3.9	3.0	0.1	—	0.1	—
Propane	9.3	9.7	10.1	11.3	11.3	—
Heavy naphtha(4)	0.4	1.5	29.9	64.3	56.2	(12.6)
Light naphtha(4)	—	0.3	6.2	13.3	19.9	49.6
Sulfur(4)	520.7	655.3	572.7	580.5	529.9	(8.7)
Methanol(4)	100.1	110.9	112.0	111.3	100.8	(9.4)
Aromatic compounds and derivatives(4)(5)	197.4	246.8	240.0	155.1	111.3	(28.2)
Others(4)(6)	25.9	51.3	40.6	29.6	28.2	(4.7)

Total	4,606.4	4,817.8	4,545.9	4,545.3	3,707.5	(18.4)

Note: Numbers may not total due to rounding.

(1)	In millions of cubic feet per day.
(2)	In thousands of barrels per day.
(3)	Ethane sales to Petroquímica Mexicana de Vinilo S.A. de C.V. began in October 2013.
(4)	In thousands of tons per year.
(5)	Includes aromine 100, benzene, styrene, toluene, ethylbenzene, fluxoil and xylene.
(6)	Includes petrochemical specialties, hydrogen, isopropane, heptane, hexane, pentane and naphtha gas.

Source: Pemex BDI.

In 2017, the value of our domestic sales increased by 5.9%, as compared to 2016, to Ps. 130,445.0 million, primarily due to an increase in the average price of natural gas.

Domestic sales of LPG decreased by 15.2%, as compared to 2016, to 171.3 thousand barrels per day, primarily due to part of market demand being filled by foreign imports of LPG by private companies.

Domestic sales of natural gas decreased by 21.6%, as compared to 2016, to 2,623.0 million cubic feet per day due to decreasing domestic demand in the electric sector. Demand in the electric sector decreased by 39.7% because the CFE, which uses electric power to supply its power generation plants, directly imported natural gas from abroad in order to supply its plants. Domestic sales of sulfur decreased by 8.7%, as compared to 2016, to 529.9 thousand tons due to a decrease in production in our refineries and complex gas processors. Domestic sales of aromatic compounds and derivatives decreased by 28.2%, as compared to 2016, to 111.3 thousand tons due to decreased production as a result of maintenance at our plants.

Subsidiaries of Pemex Industrial Transformation

Pemex Industrial Transformation conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists its subsidiaries, their principal operating activities and Pemex Industrial Transformation’s ownership interest as of December 31, 2017.

Subsidiaries of Pemex Industrial Transformation(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas Internacional, S.L.(2)	Holding company	100.00
Pasco International, Ltd.(3)	Holding company	100.00
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2017.
(2)	Mex Gas Internacional, S.L. is the only subsidiary of Pemex Industrial Transformation that is a consolidated subsidiary company. See Note 4 to our consolidated financial statements included herein.
(3)	Pasco International, Ltd. was liquidated on May 31, 2017.

Source: Pemex Industrial Transformation

The following table lists Pemex Industrial Transformation’s joint ventures, its principal operating activities and Pemex Industrial Transformation’s ownership interests as of December 31, 2017.

Joint Ventures of Pemex Industrial Transformation(1)

Subsidiary	Principal Activity	Ownership Interest (%)
CH4 Energía, S.A. de C.V(1)	Gas trading	50.00
Ductos y Energéticos del Norte, S. de R.L. de C.V.(2)	Holding company	50.00

(1)	In December 2017, CH4 Energía, S.A. de C.V., was transferred to Mex Gas Internacional, S.L., as a part of a restructuring of the Pemex Industrial Transformation subsidiary companies.
(2)	The share of Pemex Industrial Transformation in Ductos y Energéticos del Norte was ceded to IEnova Pipelines, S. de R.L. de C.V., on November 16, 2017. See “—Divestitures” below.

Source: Pemex Industrial Transformation

Divestitures

On July 31, 2015, we announced the divestiture of our 50% ownership interest in the Gasoductos de Chihuahua, S. de R.L. de C.V. (Gasoductos de Chihuahua) joint venture with Infraestructura Energética Nova, S.A.B. de C.V. (IEnova). IEnova shareholders approved the transaction in September 2015. On September 15, 2016, Mexico’s Comisión Federal de Competencia Económica (Federal Economic Competition Commission or COFECE) approved the proposed direct sale to IEnova as it was structured, which included a competitive bidding process with respect to Gasoducto San Fernando and LPG Ducto TDF. The initial divestiture did not include Gasoductos de Chihuahua’s subsidiary company, Ductos y Energéticos del Norte, S. de R.L. de C.V., so Pemex Industrial Transformation retained a 50% share participation. On September 28, 2016, we announced the divestiture of our interest in Gasoductos de Chihuahua. IEnova’s interest in the company increased from 50% to 100%. The transaction was valued at U.S. $1,143.8 million.

On October 6, 2017, we announced the divestiture of our 50% ownership interest in the Ductos y Energéticos del Norte, S. de R.L. de C.V., joint venture. This divestiture included our 25% ownership interest in the Ramones II Norte gas pipeline. On November 16, 2017, the divestiture took place in favor of IEnova Pipelines, S. de R.L. de C.V. The transaction was valued at U.S.$260 million, which is within the range of valuations of comparable companies and past transactions in the hydrocarbon transporation and storage sector and which we believe reflected the fair market value. We expect the proceeds from this divestiture will contribute to improving our financial profile and decrease our need to raise capital in the debt markets.

Pricing Decrees

The energy reform provides for fuel price liberalization, which began in early 2017 and was completed by the end of that year. Even though prices have been fully liberalized, the CRE reserves the right to intervene.

Therefore, our sales prices continue to be subject to potential future regulations by the CRE , until the Comisión Federal de Competencia Económica (Federal Economic Competition Commission) determines that there is effective competition in the wholesale market.

Prior to the energy reform, the Mexican Government determined natural gas prices for domestic sales, which were calculated in accordance with directives issued by the CRE on July 20, 2009 and the related Resolutions of December 20, 2010, March 3, 2011, December 20, 2012, January 17, 2013, March 21, 2013 and December 3, 2013, by which the CRE approved and issued a temporary methodology for determining the maximum prices of natural gas of first-hand sales. On February 15, 2016, the CRE issued a new methodology which, effective March 1, 2016, determined the maximum first-hand sales price of natural gas. These prices aimed to reflect natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

As of July 1, 2017, the CRE will permit third-party participants to enter the gasoline and diesel market and has authorized the permanent regime of first-hand sales of natural gas. This permanent regime allows us to sell natural gas under two separate pricing mechanisms: (1) the first hand sale price, wherein we may sell natural gas directly to customers without additional transportation or services and (2) the full marketing price, wherein we may charge a higher price that includes transportation and services costs associated with the commercialization of natural gas.

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

Beginning in August 2014, the methodology for calculating end-user prices was modified from weighted average prices to simple average prices.

On January 1, 2016, the Mexican Government issued a decree establishing a one-time price increase of 34 Mexican cents per kilogram, which was effective until August 16, 2016. In addition, the IEPS Tax on Fossil Fuels of 13 Mexican cents per kilogram was in effect until February 29, 2016, at which point the Mexican Government eliminated the periodic price increases. On August 17, 2016, the Mexican Government authorized an end user discount of 9.97%, which was effective until December 31, 2016.

Since January 1, 2017, we have sold natural gas in accordance with the new methodology authorized by CRE for determining the first hand sales price at the point of delivery, and all end user prices are freely determined by the market.

As of January 1, 2018, the IEPS Tax on Fossil Fuels is 14 Mexican cents per kilogram.

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

Gas and Aromatics Capital Expenditures

Our gas and aromatics business invested Ps. 2,587 million in capital expenditures in 2017 and has budgeted Ps. 3,984 million in capital expenditures for 2018.

The following table sets forth our gas and aromatics business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2017, and the budget for 2018. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Gas and Aromatics’ Capital Expenditures

	Year ended December 31,(1)						Budget 2018(2)
	2015		2016		2017
	(in millions of pesos)(3)
Gas and Aromatics
Modernization of Transportation Areas of GPCs	Ps.	534	Ps.	482	Ps.	239	Ps.	605
Modernization of Measuring, Control and Security Systems of GPCs		463		481		—		—
Refurbishment and Modernization of Natural Gas Turbocompressors of the Cryogenic Plants at Nuevo Pemex GPC		143		257		41		—
Modernization and Rehabilitation of Facilities of the Supply and Water Treatment System at Nuevo Pemex GPC		344		255		216		6
Integral Project of Electric Reliability at GPCs		474		177		22		—
Adaptation of Fractionation Plants and Conversion of the Liquids Sweetener at Nuevo Pemex GPC		320		174		271		23
Refurbishment of Refrigerating and Ethane Turbocompressors of Fractionating Plants at Nuevo Pemex GPC		199		119		—		—
Integral Maintenance of Gas Sweetening Plants 1, 2, 3 and 12 at Cactus GPC		109		116		64		97
Conservation and Modernization of the Storage Area at Coatzacoalcos Area GPC		208		88		32		134
Security Requirements for Improvement of Operational Reliability of the GPCs		211		87		31		39
Conditioning of the Venting Systems at Cactus GPC		109		75		147		131
Conservation of Processing Capacity at Nuevo Pemex GPC		180		70		—		—
Conservation of Operational Reliability at Ciudad Pemex GPC		196		31		6		—
Conditioning of Facilities for Ethane Supply at Cactus GPC		234		21		5		—
Integral Facilities Maintenance at Cactus GPC		137		21		—		—
Others		1,793		992		1,514		2,949

Total	Ps.	5,654	Ps.	3,446	Ps.	2,587	Ps.	3,984

Notes: Numbers may not total due to rounding.

          GPC = Gas Processing Complex.

          PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018.
(3)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Ethane Supply Contract

On February 19, 2010, we entered into a contract to supply 66,000 barrels per day of ethane to the Etileno XXI project, a petrochemical complex in Nanchital, Veracruz that will produce ethylene and polyethylene. The Etileno XXI project is being developed and will be owned and operated by Braskem-IDESA, a Brazilian-Mexican consortium. In order to meet the obligations of this contract, we made adjustments to the infrastructure of our gas processing plants in the Ciudad Pemex, Nuevo Pemex and Cactus. Additional ethane will be transported from the GPCs located in Tabasco, in southeastern Mexico, to Coatzacoalcos, Veracruz. This contract provides for “take or pay—delivery or pay” obligations for the parties, and thus, in case of breach of our supply obligation, we are subject to the payment of liquidated damages. In the event of termination as a consequence of our material default under the ethane supply contract, we may be obligated to pay to the other parties involved in the project an amount equal to the termination value of this project (the value of which is determined pursuant to the contract and takes into consideration, among other factors, the outstanding debt of the project and the amount invested in the project at such time). The Etileno XXI project commenced operations on March 18, 2016. By December 31, 2016, we had supplied 562.8 million cubic meters of ethane for a total of Ps. 1,426 million. Also as of December 31, 2016, construction of the pipeline to transport ethane from the gas processing plants located in Tabasco, in Southeastern Mexico, to Coatzacoalcos, Veracurz, was complete.

Fertilizers

Our fertilizers segment operates through the productive state-owned subsidiary Pemex Fertilizers, produces ammonia and carbon dioxide and integrates the ammonia production chain up to the point of sale of fertilizers. Our strategy for the fertilizers segment focuses on (1) increasing the economic value of the segment by generating diverse investment opportunities in the agricultural sector in Mexico and (2) ensuring a reliable supply of natural gas for our plants through a long-term contract that sustains operations for four ammonia plants.

Certain of the plants in Cosoleacaque are showing signs of deterioration due to a lack of proper maintenance. However, we expect to have three plants in operating condition by the second quarter of 2018.

Capacity

At the end of 2017, we owned four petrochemical plants, three of which are in operation, for the production of ammonia. We had a total production capacity of 1,440 thousand tons of ammonia per year in 2017.

The total production capacity of our operating plants for the last three years was distributed among our facilities as set forth below:

Fertilizers Segment’s Total Capacity

	Year ended December 31,
Petrochemical Complexes	2015	2016	2017
		(thousands of tons)
Cosoleacaque (ammonia)	1,440	1,440	1,440

Source: Pemex Fertilizers.

Production

The following table summarizes the annual production of our fertilizers segment for the three years ended December 31, 2017.

Fertilizers Segment’s Production

	Year ended December 31,
	2015	2016	2017	2017 vs. 2016
		(thousands of tons)		(%)
Methane Derivatives
Ammonia	575	533	500	(6.2)
Carbon dioxide	830	786	844	7.4

Total	1,406	1,319	1,343	1.8

Note: Numbers may not total due to rounding.

Source: Pemex BDI.

Total annual production of methane derivatives in 2017 increased 1.8% from 1,319 thousand tons in 2016 to 1,343 thousand tons in 2017, mainly due to increased production of carbon dioxide.

In 2017 we produced 500 thousand tons of ammonia, which represents a decrease of 6.2% as compared to 533 thousand tons produced in 2016. In 2017, we produced 844 thousand tons of carbon dioxide, a by-product of the production process, which represents a 7.4% increase as compared to 2016.

Sales of Fertilizers

The following table sets forth the value of our domestic sales for the three years ended December 31, 2017:

Value of Fertilizers Segment’s Domestic Sales(1)

	Year ended December 31,
	2015	2016	2017	2017 vs. 2016
	(in millions of pesos)(2)			(%)
Methane Derivatives
Ammonia	Ps. 4,414.6	Ps. 4,593.1	Ps. 4,676.5	1.8
Carbon dioxide	69.9	90.2	109.1	21.0
Urea (resale)	46.5	6.9	—	(100)

Total	Ps. 4,531.0	Ps. 4,690.1	Ps. 4,785.7	2.0

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.

Source: Pemex BDI.

In 2017 the value of domestic sales in our fertilizers segment increased by 2.0%, from Ps. 4,690.1 million in 2016 to Ps. 4,785.7 million in 2017, primarily due to an increase in the volume of sales of ammonia, as presented in more detail below.

Volume of sales

The following table sets forth the value of our domestic sales for the three years ended December 31, 2017:

Volume of Fertilizers Segment’s Domestic Sales

	Year ended December 31,
	2015	2016	2017	2017 vs. 2016
	(thousands of tons)			(%)
Methane Derivatives
Ammonia	643.4	752.8	760.4	1.0
Carbon dioxide	166.0	179.7	207.6	15.5
Urea (resale)	10.0	1.7	—	(100)

Total	819.5	934.3	968.0	3.6

Note: Numbers may not total due to rounding.

Source: Pemex BDI.

Fertilizers Capital Expenditures

Our fertilizers segment invested Ps. 264 million in capital expenditures in 2017 and has budgeted Ps. 444 million in capital expenditures for 2018. The following table sets forth our fertilizers segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 1, 2017, and the budget for 2018. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Fertilizers’ Capital Expenditures

	Year ended December 31,(1)						Budget
	2015		2016		2017		2018(2)
			(in millions of pesos)(3)
Fertilizers
Rehabilitation of Ammonia Plant IV and Integration and Auxiliary Services for Cosoleacaque PC	Ps.	791	Ps.	295	Ps.	102	Ps.	68
Efficiency in Storage and Distribution of Pemex-Petrochemicals		—		45		38		127
Maintaining the Production Capacity of Ammonia Plant VII and its Auxiliary Services at Cosoleacaque PC		101		18		5		3
Maintaining the Production Capacity of Ammonia Plant VI at Cosoleacaque PC		97		16		—		3
Safety and Environmental Protection, Derived from Observations and Regulations II in Cosoleacaque PC		43		5		—		—
Rehabilitation of Primary Reformers and Auxiliary Ammonia Plant VI and VII of Cosoleacaque PC		—		—		75		90
Others		12		—		45		154

Total	Ps.	1,044	Ps.	379	Ps.	264	Ps.	444

Notes: Numbers may not total due to rounding.

PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018.
(3)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos..

Pajaritos Petrochemical Complex

In 2014, we acquired a closed fertilizer production facility located in Pajaritos, Veracruz, Mexico, which we are currently renovating. The renovation of the facility involves restoring operations of our rotating, static and mechanical equipment, building a carbon dioxide compressor station, as well as other auxiliary projects and is expected to be finalized during the first quarter of 2018. By the second quarter of 2018, and assuming the sufficient supply of ammonia from Cosoleacaque, we expect to have a production capacity of 90 thousand tons of urea per month.

Acquisition of Fertinal

On January 28, 2016, PMX Fertilizantes Pacífico, S.A. de C.V., one of our subsidiaries, acquired 99.99% of the outstanding shares of Fertinal, for a total purchase price of Ps. 4,322.8 million. Before this acquisition, Fertinal experienced a prolonged period without any investment, as well as problems with its cash flows. In July 2016, we added U.S.$120 million for working capital needs and capital expenditures in order to improve Fertinal’s production capacity. By the fourth quarter of 2017, Fertinal’s financial position had improved significantly and it has seen improved performance on its production ratios as of the date of this annual report.

Fertinal’s total production capacity for the years ended December 31, 2016 and 2017 is as set forth below:

Fertinals Segment’s Total Capacity

	Year ended December 31,
	2016	2017
	(thousands of tons)
Nitrate and phosphates	1,299	1,420

Source: Fertinal Group

Fertinal’s total production for the years ended December 31, 2016 and 2017 is set forth below:

Fertinals Segment’s Production

	Year ended December 31,
	2016	2017	2017 vs. 2016
	(thousands of tons)%
Phosphates	682.0	763.9	12.0
Nitrate	187.3	220.8	18.0
Others	5.7	3.5	(38.6)

Total	875.0	988.2	13.0

Source: Fertinal Group

The following table sets forth the value of Fertinal’s domestic sales for the years ended December 31, 2016 and 2017:

Value of Fertinal’s Domestic Sales(1)

	Year ended December 31,
	2016	2017	2017 vs. 2016
	(in millions in pesos)(2)%
Phosphates	Ps. 1,430.9	Ps. 1,717.5	20.0
Nitrogenated	1,154.3	1,099.1	(4.8)
Others	61.4	148.8	142.3

Total	Ps. 2,646.6	Ps. 2,965.5	12.0

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.

Source: Fertinal Group.

We intend to incorporate Fertinal into the gas ammonia solid fertilizers value chain in order to offer a wide range of fertilizers and to cover approximately 50% of the domestic market. We are also assessing the possibility of selling this integrated business in the future.

On February 2, 2017, P.M.I. Holding B.V. (PMI-HBV) converted its long-term debt securities with Fertinal into 2,313,600,000 Fertinal shares, which represents 38.2% of the total shares. There was no effect on cash flow as a result of this transaction.

On June 14, 2017, PMI-NASA and P.M.I. Infraestructura de Desarrollo, S.A. de C.V. (PMI-ID) transferred 100% of their ownership interest in Pro-Agroindustria, S.A. de C.V. to PMX Fertilizantes Holding, S.A. de C.V. (PMX-H) and PMX Fertilizantes Pacífico, S.A. de C.V. (PMX-P) as follows: PMI-NASA transferred 1% of the shares to PMX-H and PMI-ID transferred 99% of the shares to PMX-P. On the same date, PMI-HBV transferred 100% of its stock in Fertinal to PMX-P. There was no effect on cash flow from these transfers, which were performed with the authorization and approval of the respective Boards of Directors and in accordance with the Ley de Petróleos Mexicanos.

Ethylene

Our ethylene segment operates through the productive state-owned subsidiary Pemex Ethylene and takes advantage of the integration of the ethylene production chain by manufacturing various petrochemical products. Our ethylene segment manufactures various petrochemical products, including:

•	ethane derivatives, such as ethylene, polyethylenes, ethylene oxide and glycols;

•	propylene and derivatives; and

•	others such as oxygen, nitrogen, hydrogen, butadiene and CPDI, among other products.

Capacity

Total production capacity of our operating plants for the last three years was distributed among our facilities as set forth below:

Ethylene Segment’s Production Capacity

	Year ended December 31,
	2015	2016	2017
	(in thousands of tons)
Petrochemical Facility
Cangrejera(1)	1,321.3	1,321.3	1,321.3
Morelos	2,277.2	2,277.2	2,277.2

Total	3,598.5	3,598.5	3,598.5

Notes: Numbers may not total due to rounding.

(1)	Our ethylene segment’s capacity in Cangrejera does not include products from the aromatics and derivatives chain. These products belong to Pemex Industrial Transformation.

Source: Pemex Ethylene.

Production

The following table sets forth our ethylene segment’s production for the three years ended December 31, 2017:

Ethylene Segment’s Production(1)

	Year ended December 31,
	2015	2016	2017	2017 vs. 2016
	(in thousands of tons)			(%)
Ethane derivatives	1,992.8	1,690.7	1,274.1	(24.6)
Propylene and derivatives	66.0	42.8	12.9	(69.9)
Others	910.9	795.2	597.0	(24.9)

Total(1)	2,969.7	2,528.7	1,884.0	(25.5)

Note: Numbers may not total due to rounding.

(1)	Figures include petrochemical products used as raw material to produce other petrochemicals.

Source: Pemex BDI.

In 2017, our total production in the ethylene segment decreased 25.5%, from 2,528.7 thousand tons in 2016 to 1,884.0 thousand tons in 2017, primarily due to a decrease in the production of ethylene and derivatives of ethylene (high and low density polyethylene, ethylene oxide and glycols), which was the result of a 28% decrease in the supply of raw materials, including ethane gas, during 2017, and the closure of our acrylonitrile plant.

Domestic Sales

The following table sets forth our ethylene segment’s domestic sales for the three years ended December 31, 2017.

Value of Ethylene Segment’s Domestic Sales(1)

	Year ended December 31,
	2015	2016	2017	2017 vs. 2016
	(in millions of pesos)(2)			(%)
Ethane derivatives	Ps.15,649.1	Ps. 14,539.4	Ps. 12,252,7	(15.7)
Propylene and derivatives	1,156.5	788.3	340.7	(56.8)
Others	104.0	64.8	28.3	(56.3)

Total	Ps.16,909.6	Ps. 15,392.5	Ps. 12,621.7	(18.0)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.

Source: Pemex BDI.

In 2017, our domestic sales decreased by 18.0% from Ps. 15,392.5 million in 2016 to Ps. 12,621.7 million in 2017. This decrease was primarily due to lower production of polyethylenes and ethylene oxid as a result of a decrease in the supply of raw materials, including ethane, and the closure of our acrylonitrile plant at the Morelos Petrochemical complex.

On July 7, 2017 Pemex Ethylene successfully concluded an electronic auction to allocate the supply of ethylene oxide. Ten domestic ethylene oxide companies participated in the auction, which resulted in all of the available volume being placed at a market price that was a higher than the historical price of ethylene oxide.

Sales to other Subsidiary Entities

The following table sets forth the intercompany sales of petrochemical products for the three years ended December 31, 2017.

Ethylene Segment’s Intercompany Sales(1)

	Year ended December 31,
	2015	2016	2017	2017 vs. 2016
		(in millions of pesos)(2)		(%)
Ethane and derivatives	Ps. 82.1	Ps.107.9	Ps. —	(100)
Others	86.9	373.7	284.2	(23.9)

Total	Ps.169.0	Ps. 481.6	Ps. 284.2	(41.0)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.

Source: Pemex Ethylene.

In 2017, our intercompany sales decreased by 41.0%, from Ps. 481.6 million in 2016 to Ps. 284.2 million in 2017. This decrease was primarily due to a decrease in the volume of sales of nitrogen, pyrolysis gasoline and ethylene in 2017, as compared to 2016, mainly due to a decrease in the supply of raw materials, including ethane gas.

Ethylene Capital Expenditures

Our ethylene segment invested Ps. 618 million in capital expenditures in 2017, and has budgeted Ps. 1,786 million for capital expenditures in 2018.

The following table sets forth our ethylene segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2015, 2016 and 2017, and the budget for 2018. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Ethylene’s Capital Expenditures

	Year ended December 31,(1)			Budget 2018(2)
	2015	2016	2017
		(in millions of pesos)(3)
Ethylene
Maintaining the Production Capacity of Ethylene Plant 2013-2015 at Morelos PC	Ps. 93	Ps. 122	Ps. —	Ps. —
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC	5	105	74	52
Modernization of Fire Protection Network at Cangrejera PC	102	71	68	146
Safety and Environmental Protection Based on Observations and Regulations IV at Morelos PC	114	43	1	11
Maintaining Production Capacity of the Low Density Polyethylene Plant	112	40	67	—
Maintaining the Production Capacity of Ethane Derivatives Chain II at Morelos PC	87	38	1	—
Maintaining the Production Capacity of Auxiliary Services II	78	27	16	—
Maintaining the production capacity of ethylene oxide plant 2015-2017 at Morelos PC	1	23	49	144
Maintaining the Production Capacity of Auxiliary Services III	59	17	8	35
Maintaining the Production Capacity of Auxiliary Services at Morelos PC	48	17	4	153
Maintaining the Production Capacity of the Ethane Derivatives Chain III at Morelos PC	54	8	1	—
Maintaining the Production Capacity of the Mitsui plant 2015-2017 at Morelos PC	4	8	14	15
Maintaining the Production Capacity of the Swing Plant 2015-2017 at Morelos PC	7	6	16	258
Modernization and Expansion of Production Capacity of Ethane Derivatives Chain I at Morelos PC	402	3	—	5
Others	426	219	299	968

Total	Ps. 1,869	Ps. 746	Ps. 618	Ps. 1,786

Notes: Numbers may not total due to rounding.

         PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018.
(3)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Joint Venture with Mexichem

On December 20, 2017, Mexichem, S.A.B. de C.V. (Mexichem) announced that the Board of Directors of its joint venture, Petroquímica Mexicana de Vinilo S.A. of C.V. (PMV), a co-investment with PPQ Cadena Productiva S.L., a subsidiary of Pemex Ethylene, and of Mexichem’s Vinyl Business Group, has decided not to rebuild its Vinyl Monochloride (VCM) production capacity. Therefore, the joint venture’s VCM production, and the assets and liabilities associated with ethylene production and auxiliary services associated with VCM and ethylene will be classified as discontinued operations.

This represents the exit of PMV from the VCM and ethylene businesses in Mexico. Mexichem and Pemex Ethylene will continue to evaluate the possibility of investing in the future, jointly or separately, through PMV or another vehicle, in businesses related to VMC and ethylene production or otherwise. Moreover, the chlorine-soda plant will continue to be operated by PMV, and therefore the alliance between Pemex Ethylene and Mexichem will remain in place.

Drilling and Services

Our drilling and services segment operates through the productive state-owned subsidiary Pemex Drilling and Services and provides drilling, completion, work-over and other services for wells in offshore and onshore fields. During 2017, this segment mainly provided drilling services to Pemex Exploration and Production, but also provided services to third-party clients such as CONAGUA, Marinsa, Latina, Fieldwood and Key Energy.

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

During 2017, we drilled 52 wells, 13 onshore and 39 offshore; completed 54 wells, 11 onshore and 43 offshore; and made 496 workovers, 393 onshore and 103 offshore. Of the wells completed, one was for CONAGUA. Those services were performed with an average of 47 drilling and workover rigs, 20 terrestrial and 27 marine, including both owned and leased equipment. Moreover, we conducted 20,658 well services in 2017, of which 48% were wireline operations, 30% were cementing jobs, 18% were logging operations and perforations and 4% were coiled tubing operations. In addition, we provided drilling and services to external customers such as CONAGUA, Marinsa, Latina, Fieldwood and Key Energy.

Given the current state of the oil and gas industry and relatively low global oil prices, the demand for well drilling and services decreased in 2017 by approximately 35% as compared to 2016. In 2018, we expect well interventions to increase by approximately 28% compared to 2017, and we expect to operate an average of 50 rigs—23 land and 27 marine—including both owned and leased equipment, which represents a 6% increase as compared to 2017. Of these, we expect that 21 land and 5 marine will be rigs we own, which is a 24% decrease as compared to 2017.

In 2017, in accordance with our “Programa de modernización de la infraestructura de perforación” (Drilling Infrastructure Modernization Program), we carried out the modernization of two drilling land rigs of 2000 HP for an amount of U.S. $16.6 million. In addition, we are evaluating the acquisition of two workover land rigs of 200-350 HP.

Drilling and Services Capital Expenditures

Our drilling and services segment invested Ps. 1,550 million on capital expenditures in 2017 and has budgeted Ps. 1,434 million for capital expenditures in 2018.

The following table sets forth our drilling and services segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2015, 2016 and 2017, and the budget for 2018. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Drilling and Services’ Capital Expenditures

	Year ended December 31,(1)						Budget 2018(3)
	2015(2)		2016		2017
			(in millions of pesos)(4)
Drilling and Services
Acquisition of Two Jack-Up Platforms	Ps.	553	Ps.	772	Ps.	794	Ps.	834
Acquisition of Nine Land-Based Drilling Rigs		288		340		352		386
Drilling Rig Equipment and Well Service Equipment Maintenance Program		—		74		96		24
Acquisition of Two Modular Drilling Rigs		723		—		3		—
Others		—		1,501		307		190

Total	Ps.	1,564	Ps.	2,688	Ps.	1,550	Ps.	1,434

Notes: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Figures for the drilling and services segment for the year ended December 31, 2015 refer to capital expenditures since August 1, 2015, when Pemex Drilling and Services was formed.
(3)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018
(4)	Figures are stated in nominal pesos.
Source:	Petróleos Mexicanos.

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

Transportation of Crude Oil and Refined Products

During 2017, we injected approximately 1,887 thousand barrels per day of crude oil and petroleum products into our pipelines, representing a 10.9% decrease as compared to 2016 when we injected 2,117 thousand barrels per day, mainly due to a reduction in the volume of crude oil processed in the National Refining System and the illicit market in fuels that caused temporary closures of certain pipelines. Of the total amount of crude oil and petroleum products that we transported in 2017, 77.1% was transported by pipeline, 7.8% by tanker and the remaining 15.1% by land transport.

During 2017, we transported 137.9 thousand barrels per day of LPG, representing a 3.5% decrease as compared to the 142.9 thousand barrels per day transported in 2016. In addition, we transported 2.3 thousand barrels per day of petrochemicals, a decrease of 30.3% as compared to the 3.3 thousand barrels per day we transported in 2016. These decreases were mainly due to a decrease in transportation services requested by Pemex Industrial Transformation, which is the result of importation of LPG by private companies, as well as decreased production of natural gas by Pemex Exploration and Production.

As of 2016, natural gas transportation is carried out by CENAGAS, with the support of Pemex Logistics through an operation and maintenance contract. During 2017, we transported approximately 5,196 million cubic feet per day of natural gas, a 4.5% decrease compared to the 5,440 million cubic feet per day we transported in 2016, mainly due to a decrease in the volume of natural gas requested by the CFE and Pemex Industrial Transformation, as well as decreased production of natural gas by Pemex Exploration and Production.

Treatment and Primary Logistic

We transported an average of 1,431 thousand barrels per day of crude oil in 2017 compared to 1,551 thousand barrels per day in 2016, which represents a decrease of 7.7%, mainly due to lower crude oil production. An average of 756 thousand barrels per day were delivered to the National Refining System and 675 thousand barrels per day were delivered to the export terminals.

During 2017, we transported an average of 3,424 million cubic feet per day of natural gas through the Altamira, Misión, Santuario and Gas Marino Mesozoico transportation systems compared to the 3,765 million cubic feet per day in 2016, which represents a 9.1% decrease, partially due to a decrease in natural gas production by Pemex Exploration and Production. In addition, we transported an average of 26 thousand barrels per day of condensate by the Misión and Condensado Terrestre Sur transportation systems compared to 33 thousand barrels per day in 2016, which represents a 21.2% decrease, partially due to a decrease in natural gas production by Pemex Exploration and Production.

During 2017, we had two leak and spill events, neither of which were significant.

Open Season

As a result of the energy reform, we may now offer pipeline transportation and storage services for refined petroleum products. During 2017, under the guidelines issued by the CRE, Pemex Logistics began participating in “Open Season” auctions, which are auctions intended to be transparent and competitive, wherein any participant can compete to offer its services. Pemex Industrial Transformation has received rights from the CRE to transport up to 59.9 thousand barrels per day and to store up to 1.27 million barrels, a volume sufficient to ensure that national supply is not affected. The remaining capacity will be offered through an Open Season auction conducted by the Aklara, the results of which will be published by the CRE.

On May 2, 2017, we announced the results of the first Open Season auction for the Baja California and Sonora systems. A total of twenty-two companies submitted bids and seven posted bonds. Andeavor (formerly Tesoro Corporation), a U.S. company, was awarded a three-year contract at the assigned capacity at rates above the minimums set by us. We believe that this auction set a foundation for open and free market access to our pipeline and storage infrastructure. We believe such Open Season auctions provide importers and sellers, as well as other actors in the logistical chain, with certainty in the petroleum market.

As a result of the successful first Open Season auction, on July 18, 2017, we executed the contracts with Andeavor, allowing it to use the duct transport and storage system owned by us in the states of Sonora and Baja California. These contracts included access to the Rosarito-Mexicali, Rosarito-Ensenada, Guaymas-Hermosillo and Guaymas-Ciudad Obregón pipelines, as well as the Rosarito, Mexicali and Ensenada storage terminals in Baja California; Guaymas, Ciudad Obregón, Hermosillo, Magdalena, Nogales and Navojoa in Sonora. These contracts provide us with additional resources by maximizing the use of our existing infrastructure capacity.

Also, in continuation of the Open Season auctions, on December 18, 2017, the CRE approved the auction procedures for the North Border Zone, Pacific Topolobampo Zone and North Zone Madero.

The execution of the Open Season auctions will be carried out sequentially. In March of 2018, we held an auction for the North Border Zone system, which consists of three terminals and two pipeline sections in the states of Coahuila and Tamaulipas. However, since no outside bids were received, the capacity for this sytem will be assigned to Pemex Industrial Information.

We are working with the CRE to review the Open Season auctions procedures in order to attract outside bids in subsequent transactions. We believe that the Open Season auctions provide the basis for fair and competitive bidding for access to our storage and pipeline transportation infrastructure.

Transport and distribution

Our pipelines connect crude oil and natural gas production centers with refineries and petrochemical plants, and our storage terminals with Mexico’s major cities. At the end of 2017, the pipeline network measured approximately 17,397 kilometers in length, of which 17,134 kilometers are currently in operation and 263 kilometers are temporarily out of operation. These pipelines may be temporarily out of operation because of a decline in the production of a field where the pipeline is located or because the transportation service is irregular, which makes its operation unprofitable. Once production is restored in that field, the pipelines become operational again. As of the date of this annual report, we are analyzing the 263 kilometers of pipelines that are temporarily out of operation to determine if and how they may be used in the future.

Approximately 5,216 kilometers of the pipelines currently in operation transport crude oil, 8,390 kilometers of pipelines transport refined petroleum products, 1,395 kilometers of pipelines transport LPG, 2,122 kilometers of pipelines transport basic and secondary petrochemical products, and 274 kilometers transport other products, including fuel oil, jet fuel and water.

We have implemented a pipeline integrity management plan, which requires us to keep detailed documentation on the condition of our pipelines in order to optimize our maintenance investments. The pipeline integrity management plan is based on NOM-027, as well as API RP 1160 for liquid hydrocarbons and ASME B31.8S standards for gas, and includes the following stages:

•	collection of detailed records and the development of a pipeline database;

•	categorization and identification of threats that could affect pipeline integrity, safety and operation;

•	identification of critical points in the pipeline;

•	risk assessment, reliability and pipeline integrity;

•	maintenance and risk mitigation planning and programming; and

•	ongoing monitoring throughout all stages.

We have made considerable progress towards satisfying the requirements of NOM-027 on risk assessment and pipeline integrity. Specifically, as of December 31, 2017, we have analyzed 89% of our overall logistics pipeline network. In addition, we have implemented several measures related to our pipeline integrity management plan, including by collecting information in order to create pipeline databases.

Notwithstanding the implementation of our pipeline integrity management plan, we experienced 32 leaks and spills in 2017. The total number of incidents in 2017 represented a decrease of 8.5% compared to the 35 incidents we experienced in 2016. Of the 32 incidents in our transportation pipelines, 25 were due to a failure in the mechanical integrity of the pipelines, one was due to third-party incidents and six were due to other factors.

The transportation of crude oil, natural gas and other products through the pipeline network is subject to several risks, including risk of leakage and spills, explosions and theft. In 2017, we spent a total of Ps. 707 million in expenditures for the rehabilitation and maintenance of our pipeline network and we have budgeted an additional Ps. 245 million for these expenditures in 2018. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Operations—We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, blockades to our facilities and criminal acts and deliberate acts of terror” above.

Fleet Developments

In July of 2013, as part of a plan to modernize the fleet, we signed an agreement with the Secretaría de Marina—Armada de México (Mexican Navy), valued at approximately Ps. 3,212.1 million (U.S.$250.0 million), for the construction of 22 marine vessels for our refining segment. This agreement initially included construction of 16 tugboats, three multipurpose vessels and three barges, but was modified in 2016 to remove the construction of the three barges and to extend the final delivery date to December 31, 2018. This transaction is now valued at approximately Ps. 4,346.4 million. As of December 31, 2017, the Mexican Navy has delivered seven tugboats.

As of December 31, 2017, we owned 16 refined product tankers and leased one. We also own 25 tugboats, 1,485 tank trucks and 511 train tank cars, as well as 76 storage and distribution terminals, ten liquefied gas terminals, five maritime terminals and ten dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute the hydrocarbons transportation and distribution infrastructure.

Our current fleet includes 17 vessels, of which we own 16 and lease one, and altogether we have a transportation capacity of 4,628 thousand barrels. 68% of our vessels are located on the Pacific coast and 32% are in the Gulf of Mexico. Of the capacity of the vessels located on the Pacific coast, 83.4% is used to transport distillates and 16.6% is used to transport fuel oil and heavy diesel. Of the capacity of the vessels located in the Gulf of Mexico, 82.5% is used for distillates and 17.5% is used for fuel oil and heavy diesel.

Our plan for the renewal and modernization of our fleet was concluded in 2014, but we may resume renewal and modernization efforts pursuant to future demand for petroleum products or the retirement of a vessel in accordance with current international regulations.

Logistics Capital Expenditures

Our logistics segment invested Ps. 4,917 million in capital expenditures in 2017 and has budgeted Ps. 4,449 million in capital expenditures for 2018.

The following table sets forth our logistics segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2015, 2016 and 2017, and the budget for 2018. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Logistics’ Capital Expenditures

	Year ended December 31,(1)						Budget 2018(2)
	2015		2016		2017
	(in millions of pesos)(3)
Logistics
Larger Fleet Modernization	Ps.	458	Ps.	583	Ps.	645	Ps.	429
Renewal of Tugs, Chalanes and Multipurpose Vessels of the Smaller Fleet		401		495		258		113
Refurbishment, Modification and Modernization of Pumping and Compression Stations Nationwide		221		476		95		—
Maintenance of Safety, Measurement, Control and Auto-mation Systems in Storage and Distribution Terminals		460		452		235		239
Acquisition of 5 Tankers Vessel by Cash and/or by Leasing		363		427		431		311
Evaluation and Rehabilitation of the Mechanical Integrity of the Pipeline’s Poza Rica-Salamanca and Nuevo Teapa- Tula-Salamanca		461		347		6		—
Replacement of Vessel Tanks Nuevo Pemex I, II, III and IV by Acquisition and/or Leasing		278		326		332		240
Implementation of the SCADA System in 47 Pipeline Transportation Systems		520		270		78		15
Evaluation and Rehabilitation of the Mechanical Integrity of the Pipelines in Northern and Pacific Zones		271		251		316		132
Evaluation and Rehabilitation of the Mechanical Integrity of the Pipelines Nuevo Teapa-Madero-Cadereyta		574		193		88		1
Integral Maintenance of Pipeline Systems for Natural Gas and LPG, Stage II		293		172		205		1
Modernization of the Instrumented Security and Basic Control Systems of the Pumping Stations and Product Receipt Northern Zone		278		110		6		8
Evaluation and Rehabilitation of the Mechanical Integrity of the Turbosine, Diesel, Gasoline and Fuel Oil Pipelines and Gas Pipelines in the Central Zone		464		109		80		204
Natural Gas Transportation from Jáltipan to Salina Cruz Refinery		403		31		12		—
Maintenance of Marine Facilities		316		28		11		—
Others		4,066		2,745		2,120		2,758

Total	Ps.	9,827	Ps.	7,015	Ps.	4,917	Ps.	4,449

Notes: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018.
(3)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

CENAGAS

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

In accordance with the Energy Reform Decree, we signed a transfer agreement with CENAGAS on October 29, 2015 for the transfer to CENAGAS of assets associated with the Integrated Natural Gas System and the distribution contract for the Naco-Hermosillo pipeline system. The National Gas Pipeline System has 87 pipelines with a total length of almost 9,000 kilometers and a transport capacity over 5,000 million cubic feet per day, while the Naco-Hermosillo system is a 300 kilometers long pipeline with a transport capacity of 90 million cubic feet per day. The approximate aggregate book value of these assets, which were transferred to CENAGAS on January 1, 2016, was Ps. 35.3 billion as of December 31, 2016.

On December 29, 2016, we entered into two agreements with CENAGAS pursuant to which we continued to provide operation and maintenance services and commercial operation services to CENAGAS during 2017. Both agreements, which have a total value of approximately Ps. 249 billion and Ps. 13 billion, respectively, were one-year agreements with automatic renewals unless either party gives advance notice to the contrary. As of the date of this annual report, CENAGAS has given us notice of termination for nine of the 21 pipeline subsystems.

During 2017 we obtained Ps. 3,268.2 million from our services provided to CENAGAS.

Cogeneration and Services

For the past three years, our cogeneration and services segment has operated through the productive state-owned subsidiary Pemex Cogeneration and Services to use thermal heat and steam from our industrial processes to produce the electricity required by us, as well as surplus electricity to sell to third parties in Mexico. Our cogeneration and services segment has also provided technical and management services associated with supplying electricity.

Partly in response to prolonged periods of low hydrocarbon prices, and as part of our broader strategy to enter into strategic alliances, we have transferred certain assets and functions of Pemex Cogeneration and Services to Pemex Industrial Transformation. The primary goal of these transfers is to focus our efforts on our core activities and to enter into alliances for the operation and maintenance of our cogeneration plants and the commercialization of surplus energy. We believe that this focus on core activities and strategic alliances will allow us to reduce unscheduled stoppages, improving reliability throughout our supply chain and reducing costs, which we expect will improve Pemex Industrial Transformation’s financial results. We estimate that, as a result of these transfers to Pemex Industrial Transformation, we will be able to achieve significant cost savings of U.S. $103 million. Moreover, we expect that the development of cogeneration projects in cooperation with our allies in our Tula and Cadereyta refineries will result in additional cost savings of U.S. $466 million.

During 2017, Pemex Cogeneration and Services generated Ps. 334.8 million in services income and had a net loss of Ps. 92.1 million.

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

Exports and Imports

PMI purchases crude oil from our exploration and production segment and then sells it to PMI’s customers. PMI sold an average of 1,174.0 thousand barrels of crude oil per day in 2017, which represented 60.3% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2013		2014		2015		2016		2017
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by Volume)
Olmeca (API gravity of 38°-39°)	99	8	91	8	124	11	108	9	19	2
Isthmus (API gravity of 32°-33°)	103	9	134	12	194	17	153	13	86	7
Maya (API gravity of 21°-22°)	968	81	887	78	743	63	865	72	1,054	90
Altamira (API gravity of 15.0°-16.5°)	20	2	27	2	28	2	24	2	15	1
Talam (API gravity of -15.8º)	—	—	3	0.3	83	7	45	4	—	—

Total	1,189	100	1,142	100	1,172	100	1,194	100	1,174	100

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
API gravity refers to the specific gravity or density of liquid petroleum products, measured in degrees on the American Petroleum Institute (API) scale. On the API scale, oil with the lowest specific gravity has the highest API gravity. In addition, holding all other factors constant, the higher the API gravity, the greater the value of the crude oil.

Source: PMI operating statistics as of January 9, 2018.

	Year ended December 31,
	2013		2014		2015		2016		2017
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S.$	107.92	U.S.$	93.54	U.S.$	51.46	U.S.$	39.71	U.S.$	51.79
Isthmus		104.69		93.39		49.28		37.72		50.75
Maya		96.89		83.75		41.12		35.30		46.41
Altamira		94.35		81.30		36.19		30.35		39.45
Talam		—		36.74		36.40		28.44		—

Weighted average realized price	U.S. $	98.44	U.S. $	85.48	U.S. $	43.12	U.S. $	35.65	U.S. $	46.73

Source: PMI operating statistics as of January 9, 2018.

Geographic Distribution of Export Sales

As of December 31, 2017, PMI had more than 30 customers in 12 countries. Since 2013, the proportion of our crude oil export sales to the United States has declined, while the proportion of our crude oil export sales to Europe and Asia has increased. In 2017, 53% of our crude oil export sales were to customers in the United States, which represents a 21% decrease as compared to 2013. Since 2013, primarily as a result of increased availability of light crude oil in the United States and other developing trends in international demand for imported crude oil, we have expanded the scope of our geographic distribution and adapted our strategy to diversify and strengthen the position of Mexican crude oil in the international market. As part of that strategy, in January 2014, PMI started exporting Olmeca crude oil to several European countries and in recent years PMI has expanded its export sales in Asia and continued to do so in 2017.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2017. The table also presents the distribution of exports among PMI’s crude oil types for those years:

Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2013		2014		2015		2016		2017
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)

PMI Crude Oil Export Sales to:
United States and Canada	879	74	813	71	690	59	572	48	617	53
Europe	179	15	215	18	248	21	273	23	219	19
Asia	116	10	100	9	219	19	319	27	317	27
Central and South America	15	1	15	1	15	1	34	3	20	2

Total	1,189	100	1,142	100	1,172	100	1,198	100	1,174	100

Olmeca (API gravity of 38°-39°)
United States and Canada	90	8	35	3	40	4	4	0.3	—	—
Others	8	1	56	5	84	7	104	9	19	2

Total	99	8	91	8	124	11	108	9	19	2

Isthmus (API gravity of 32°-33°)
United States and Canada	62	5	89	8	78	7	3	0.3	5	0.4
Others	41	3	45	4	116	10	150	13	81	7

Total	103	9	134	12	194	17	153	13	86	7

Maya (API gravity of 21°-22°)
United States and Canada	707	60	662	58	513	44	541	45	597	51
Others	260	22	225	20	230	20	326	27	457	39

Total	968	81	887	78	743	63	867	72	1,054	90

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	20	2	27	2	28	2	22	2	15	1
Others	—	—	0.4	0.04	—	—	2	0.2	—	—

Total	20	2	27	2	28	2	24	2	15	1

Talam (API gravity of 15.8º)
United States and Canada	—	—	—	—	31	3	1	0.1	—	—
Others	—	—	3	0.3	52	4	44	4	—	—

Total	—	—	3	0.3	83	7	45	4	—	—

Notes:	Numbers may not total due to rounding.

tbpd = thousand barrels per day.

API gravity refers to the specific gravity or density of liquid petroleum products, measured in degrees on the API scale. On the API scale, oil with the lowest specific gravity has the highest API gravity. In addition, holding all other factors constant, the higher the API gravity, the greater the value of the crude oil.

Source: PMI operating statistics as of April 2018.

In total, we exported 1,174.0 thousand barrels of crude oil per day in 2017, and in 2018 we expect to export approximately 1,100.0 thousand barrels of crude oil per day. We sell the crude oil produced by Pemex Exploration and Production under a variety of contractual arrangements. Of the 1,100.0 thousand barrels of crude oil per day we expect to export in 2018, we are contractually committed to deliver approximately 980.0 thousand barrels per day pursuant to existing supply commitments. We believe that our proved developed and proved undeveloped reserves will be sufficient to allow us to fulfill our supply commitments.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2017.

Volume of Exports and Imports

	Year ended December 31,					2017 vs. 2016
	2013	2014	2015	2016	2017
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	98.6	91.2	124.2	108.0	18.9	(82.5)
Isthmus	102.7	133.7	194.0	152.7	85.8	(43.8)
Maya	967.6	887.1	743.4	864.9	1,054.0	21.9
Altamira	19.9	27.2	27.8	23.6	15.3	(35.2)
Talam	—	3.0	83.1	45.2	—	(100)

Total crude oil	1,188.8	1,142.2	1,172.4	1,194.3	1,174.0	(1.7)
Natural gas(1)	3.1	4.1	2.7	2.2	1.7	(22.7)
Gasoline	66.8	66.0	62.9	52.7	45.0	(14.6)
Other petroleum products	109.6	133.3	130.8	132.9	113.1	(14.9)
Petrochemical products(2)(3)	614.3	406.1	333.8	124.7	60.4	(51.6)
Imports
Natural gas(1)	1,289.7	1,357.8	1,415.8	1,933.9	1,766.0	(8.7)
Gasoline	375.2	389.7	440.1	510.8	582.5	14.0
Other petroleum products and LPG(1)(4)	226.3	248.7	299.7	289.6	353.6	22.1
Petrochemical products(2)(5)	74.1	85.3	107.3	278.2	332.8	19.6

Note: Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.

(1)	Numbers expressed in millions of cubic feet per day.
(2)	Thousands of metric tons.
(3)	Includes propylene.
(4)	In 2013, we began importing liquefied natural gas through Manzanillo.
(5)	Includes isobutane, butane and N-butane.

Source: PMI operating statistics as of January 9, 2018, and Pemex Industrial Transformation.

Crude oil exports decreased by 1.7% in 2017, from 1,194.3 thousand barrels per day in 2016 to 1,174.0 thousand barrels per day in 2017, mainly due to an increase of exports of 21.9% of Maya crude oil, which was partially offset by a 43.8% decrease in exports of Isthmus crude oil and a decrease of 82.5% in Olmeca crude oil export during 2017.

Natural gas imports decreased by 8.7% in 2017, from 1,933.9 million cubic feet per day in 2016 to 1,766.0 million cubic feet per day in 2017, which includes imports of liquefied natural gas through Manzanillo. This decrease is primarily due to a decrease in the volume of sales required by the electricity sector.

In 2017, exports of petroleum products decreased by 14.8%, from 185.5 thousand barrels per day in 2016 to 158.0 thousand barrels per day in 2017, mainly due to a 74.2% decrease in the volume of exports of diluent, an 8.6% decrease in the volume of sales of oil fuel and a 14.6% decrease in the volume of sales of natural gasoline. Imports of petroleum products increased by 17.0% in 2017, from 800.4 thousand barrels per day in 2016 to 936.2 thousand barrels per day in 2017, primarily due to a decrease in domestic production of petroleum products.

P.M.I. Trading, Ltd. sells refined and petrochemical products on an FOB, Delivered Ex-ship and Cost and Freight basis and buys refined and petrochemical products on an FOB, Cost and Freight and Delivered Ex-ship or Delivery at Frontier basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2017.

Value of Exports and Imports(1)

	Year ended December 31,										2017 vs. 2016
	2013		2014		2015		2016		2017
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S.$	3,883.9	U.S.$	3,114.7	U.S.$	2,333.1	U.S.$	1,569.4	U.S.$	358.1	(77.2)
Isthmus		3,925.7		4,557.1		3,489.0		2,107.6		1,589.1	(24.6)
Altamira		683.7		806.8		366.6		262.4		219.8	(16.2)
Maya		34,217.9		27,119.4		11,158.8		11,172.7		17,856.4	60.0
Talam		—		40.4		1,103.6		470.1		—	(100)
Total crude oil(2)	U.S.$	42,711.2	U.S.$	35,638.4	U.S.$	18,451.1	U.S.$	15,582.2	U.S$	20,023.4	28.5
Natural gas		2.8		4.8		1.6		1.1		1.3	18.2
Gasoline		2,162.5		1,985.9		1,007.4		733.2		746.9	1.9
Other petroleum products		3,364.6		3,425.7		1,580.2		1,161.9		1,655.6	42.5
Petrochemical products		171.0		132.4		63.5		20.5		37.7	84.0

Total natural gas, petroleum and petrochemical products	U.S.$	5,700.8	U.S.$	5,548.8	U.S.$	2,652.7	U.S.$	1,916.7	U.S.$	2,441.4	27.4

Total exports	U.S.$	48,412.0	U.S.$	41,187.2	U.S.$	21,103.8	U.S.$	17,498.9	U.S.$	22,464.8	28.4

Imports
Natural gas	U.S.$	2,495.3	U.S.$	2,819.3	U.S.$	1,673.7	U.S.$	2,097.9	U.S.$	2,484.1	18.4
Gasoline		17,485.9		16,691.2		12,805.2		11,994.8		15,380.1	28.2
Other petroleum products and LPG		8,153.9		8,738.7		6,178.6		5,699.9		8,446.3	48.2
Petrochemical products		128.9		168.1		196.3		85.5		122.5	43.3

Total imports	U.S.$	28,264.0	U.S.$	28,417.3	U.S.$	20,853.7	U.S.$	19,878.1	U.S.$	26,433.0	33.0

Net exports (imports)	U.S.$	20,148.0	U.S.$	12,769.9	U.S.$	250.1	U.S.$	(2,379.2)	U.S.$	(3,968.2)	66.8

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or PMI-NASA from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained under the line item “Net Sales” in our financial statements because of differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Source: PMI operating statistics as of January 9, 2018, which are based on information in bills of lading, and Pemex Industrial Transformation.

Imports of natural gas increased in value by 18.4% during 2017, primarily as a result of an increase in the average sales price of natural gas. Imports of gasoline increased in value by 28.2% due to an increase in volume of domestic gasoline sales and in the average sales price of gasoline.

The following table describes the composition of our exports and imports of selected refined products in 2015, 2016 and 2017.

Exports and Imports of Selected Petroleum Products

	Year ended December 31,
	2015		2016		2017
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Exports
Liquefied petroleum gas(1)	—	—	4.5	2.4	5.7	3.6
Fuel oil	123.9	64.0	113.3	61.0	103.5	65.5
Gasoline	62.9	32.5	52.7	28.4	45.0	28.4
Others	6.8	3.5	15.1	8.2	3.9	2.5

Total	193.7	100.0%	185.5	100.0%	158.0	100.0%

Imports
Gasoline(3)	440.1	59.5	510.8	63.8	582.5	62.2
Fuel oil	17.0	2.3	10.7	1.3	24.4	2.6
Liquefied petroleum gas(2)	105.2	14.2	50.6	6.3	42.6	4.5
Diesel	145.3	19.6	187.8	23.5	237.5	25.4
Others	32.2	4.3	40.4	5.1	49.1	5.2

Total	739.8	100.0%	800.4	100.0%	936.2	100.0%

Notes:	Numbers may not total due to rounding.
tbpd	= thousand barrels per day.
(1)	Includes butanes and propane.
(2)	Includes methyl tert-butyl ether (MTBE).
(3)	Includes premium gasoline, regular gasoline, premium components and naphtas

Source: Pemex BDI.

Exports of petroleum products increased in value by 26.8% in 2017, primarily due to a 59.9% increase in sales of fuel oil and increases in the prices of petroleum products. In 2017, imports of petroleum products increased in value, by 34.7%, primarily due to a 17.0% increase in volume of imports due to increased domestic demand for regular gasoline and an increase in the average price of gasoline as compared to prior year. Our net imports of petroleum products for 2017 totaled U.S. $21,423.9 million, which represents a 35.6% increase from our net imports of petroleum products of U.S. $15,799.0 million in 2016.

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

Gas Stations in the United States

Between late 2015 and early 2016, we opened five gas stations in Houston, Texas that are owned and operated by franchisees. This is part of our strategy to expand our operations to the United States in order to fulfill the energy reform mandate to generate economic value in international markets. Further, it will allow us to measure the impact of our brand against others and identify business opportunities abroad. The gas stations’ fuel supply is derived from the United States wholesale market and selling prices are subject to local market conditions. As of December 31, 2017, we have seen an increase in fuel consumption of up to 150% as compared to 2016, primarily in areas with large Hispanic populations. We are looking to build on this strategy and expand our presence in the United States over the next several years.

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

Our insurance covers risks of sudden and accidental physical damage to or destruction of our properties, as well as risk of sudden and accidental physical loss, including as a consequence of purposeful terrorist acts. This insurance also provides coverage for the contents of pipelines and storage facilities, and any of our liabilities arising from such acts. Our insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnity insurance for our full marine fleet, in addition to life insurance, automobile and heavy equipment insurance, cargo and marine hull insurance, as well as insurance for deep water drilling activities and onshore and offshore construction on operating facilities.

In accordance with Mexican law, we have entered into all of our insurance contracts with Mexican insurance carriers. These policies have limits of U.S. $1.8 billion for onshore property, U.S. $1.9 billion for offshore property, U.S. $0.3 billion for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for marine-related liabilities, U.S. $1.1 billion for onshore and offshore liabilities, U.S. $0.5 billion for offshore terrorist acts and U.S. $0.5 billion for onshore terrorist acts. Limits of insurance policies purchased for each category of risk are determined using professional risk management assessment surveys conducted by international companies on an annual basis and the market capacity available per risk, and must be in compliance with local regulations enacted following the energy reform. In addition, in compliance with the regulations enacted in June of 2016 by the National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector (ASEA), we maintain insurance coverage with respect to third party liability, liability for environmental damage and control of well, works or drilling activities and extraction of hydrocarbons, the treatment and refining of crude oil and the processing of natural gas. We have also made the necessary endorsements to ensure that we maintain insurance coverage in connection with our new strategic alliances and other joint arrangements.

Since June 2003, we have not maintained business interruption insurance, which in the past compensated us for loss of revenues resulting from damages to our facilities. Instead, we purchase ad-hoc business interruption mitigation insurance coverage, which compensates us for the additional expenses necessary to recover our production capabilities in the shortest time possible.

During 2017 we continued to engage in deep water exploratory and drilling activities that were covered by our existing insurance program. In August 2012, we purchased a policy to increase the coverage available for potential property damage, third-party liability and control of well risks related to these activities. Under this policy, we maintain coverage for each deep water well drilled, and the limits are determined based on the risk profile of the corresponding well. This policy has a limit of U.S. $3.3 billion, including U.S. $1.3 billion for control of well risks, U.S. $1.1 billion for casualty and U.S. $0.9 billion for property damage. This policy also contemplates additional coverage for environmental liabilities and remediation activities relating to deep water exploration and drilling.

All of our insurance policies are in turn reinsured through Kot Insurance Company, AG (which we refer to as Kot AG). Kot AG is a wholly owned subsidiary company that was originally formed in 1993 under the laws of Bermuda as Kot Insurance Company, Ltd. and was subsequently organized under the laws of Switzerland in 2004. Kot AG is used as a risk management tool to structure and distribute risks across the international reinsurance markets. The purpose of Kot AG is to reinsure policies held through our local insurance carriers and to maintain control over the cost and quality of the insurance covering our risks. Kot AG reinsures over 90% of its reinsurance policies with unaffiliated third-party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and maintain its creditworthiness. Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. As of December 31, 2017, Kot AG’s net risk retention is capped at U.S. $327 million spread across different reinsurance coverages to mitigate potential aggregation factors.

Investment in Repsol

On October 26, 2017, PMI HBV sold all of its shares in Repsol, S.A. (formerly known as Repsol YPF, S.A., and which we refer to as Repsol)—21,333,870 shares in total – to Credit Agricole CIB. This sale resulted in a loss of Ps. 3.5 billion. As of the date of this annual report, we do not hold any shares in Repsol. See Note 10 to our consolidated financial statements included herein.

Ethics Committee

Our Ethics Committee consists of members from our management team, with the head of the Institutional Internal Control Unit at Petróleos Mexicanos serving as its chairman.

Our Ethics Committee is primarily responsible for:

•	promoting awareness and use of our code of ethics and code of conduct, including through online training available for our employees, in order to improve our culture of ethics;

•	establishing procedures that implement the principles found in our code of ethics in order to increase compliance and to detect behavior that adversely affects our activities;

•	analyzing and giving instructions to the appropriate areas on possible violations to our code of ethics and code of conduct that are reported through the Ethics Line; and

•	working with the Liabilities Unit at Petróleos Mexicanos and our Internal Auditing Area to exchange information regarding violations of our code of ethics and our code of conduct.

See “Item 16B—Code of Ethics” for more information regarding our code of ethics.

Collaboration and Other Agreements

On September 30, 2014, Petróleos Mexicanos and the Secretaria de Desarrollo Social (SEDESOL), signed a collaboration agreement with the objective of supporting community development in the zones of influence of oil industries by providing food and nutrition support as part of the Cruzada Nacional Contra el Hambre (National Cruzade Against Hunger). This collaboration agreement expired in November 2017.

On October 27, 2014, Petróleos Mexicanos and the Secretaria de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación (SAGARPA) signed a collaboration agreement to provide community and environmental support to communities within the zones of influence of the oil industries. This collaboration agreement is set to expire in November 2018.

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

The Mexican Government and its ministries regulate our operations in the oil and gas sector. The Ministry of Energy monitors our operations, and the Secretary of Energy acts as the chairperson of the Board of Directors of Petróleos Mexicanos. In addition, the Ley de los Órganos Reguladores Coordinados en Materia Energética (Coordinated Energy Regulatory Bodies Law related to the Energy Matters Law, which was enacted as part of the Secondary Legislation and took effect on August 12, 2014) establishes mechanisms for the coordination of these entities with the Ministry of Energy and other ministries of the Mexican Government. The CNH has the authority to award and execute contracts for exploration and production in connection with competitive bidding rounds. The CRE has the authority to grant permits for the storage, transportation and distribution of oil, gas, petroleum products and petrochemicals in Mexico, and to regulate the first-hand sale of these products. The regulatory powers of the CNH and the CRE extend to all oil and gas companies operating in Mexico, including Petróleos Mexicanos and our subsidiary entities.

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

Petróleos Mexicanos and the subsidiary entities, as public entities of the Mexican Government, are subject to the Ley General del Sistema Nacional Anticorrupción (General Law of the National Anti-corruption System), the Ley de Fiscalización y Rendición de Cuentas de la Federación (Federal Audit and Accountability Law), and the Ley General de Responsabilidades Administrativas (General Law of Administrative Liabilities), among others. These laws establish a national anti-corruption system to coordinate efforts among the Mexican Government, federal entities, states and municipalities to prevent, investigate and punish corrupt activities and oversee public resources, as well as determine administrative liabilities of public officials and the applicable penalties.

On July 14, 2017, the Board of Directors of Petróleos Mexicanos approved our “Compliance Program”, a series of procedures aimed to comply with legal, accounting, and financial provisions to prevent corruption and to promote ethical values. These procedures include a focus on internal controls, risk management, ethical principles and corporate integrity, policies promoting transparency and accountability.

On August 28, 2017, a new Código de Conducta de Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, empresas filiales (Code of Conduct of Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, or the Code of Conduct) was published in the Official Gazette of the Federation, replacing the code of conduct issued in February 2015. This Code of Conduct delineates behaviors expected of and banned for our employees, in accordance with the values established in the Code of Ethics, which was also published on that same day in the Official Gazette of the Federation, approved by the Board of the Directors of Petróleos Mexicanos in November 2016, such as: respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality and integrity, among others.

On September 11, 2017, the Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Anti-corruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) and the Políticas y Lineamientos para el desarrollo de la Debida Diligencia en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales, en Materia de Ética e Integridad Corporativa (Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity matters) became effective. The purpose of these regulations is to set up actions against acts of corruption as well as provide means to confront and fight them and mitigate our own risks as well as third-party risks that may affect the activities of PEMEX for acts of corruption, lack of ethics or corporate integrity or our involvement in illicit acts of any kind.

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

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to the environmental laws and regulations issued by the local and state governments where our facilities are located, including those associated with atmospheric emissions, water usage and wastewater discharge, as well as the management of hazardous and non-hazardous waste. In particular, we are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection, which we refer to as the Environmental Law) and related regulations, the Ley General de Cambio Climático (General Law on Climate Change) and other technical environmental standards issued by the Secretaría del Medio Ambiente y Recursos Naturales (Secretariat of the Environment and Natural Resources or SEMARNAT) and the Agencia de Seguridad, Energía y Ambiente (National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector or ASEA). We are also subject to the Ley General para la Prevención y Gestión Integral de los Residuos (General Law on Waste Prevention and Integral Management) and the Ley de Transición Energética (Law of the Energy Transition).

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

Before we carry out any activity that may have an adverse impact on the environment, we are required to obtain certain authorizations from ASEA, the SEMARNAT, the Ministry of Energy, the National Water Commission and the Mexican Navy, as applicable. In particular, specific environmental regulations apply to petrochemical, crude oil refining and extraction activities, as well as to the construction of crude oil and natural gas pipelines. Before authorizing a new project, ASEA requires the submission of an environmental impact and risk analysis.

ASEA is an administrative body of the SEMARNAT that operates with technical and administrative autonomy and has the authority to regulate and supervise companies participating in the hydrocarbon sector through its issuance of rules establishing safety standards, limits on greenhouse gas emissions and guidelines for the dismantling and abandonment of facilities, among other things. The Ley de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (Law of the Hydrocarbons Industrial Safety and Environmental Protection Agency of the Hydrocarbon Sector) provides that until the general administrative provisions and Official Mexican Standards proposed by the Hydrocarbons Industrial Safety and Environmental Protection Agency are in effect, obligations will continue under the guidelines, technical and administrative arrangements, agreements and Official Mexican Standards promulgated by the SEMARNAT, CNH and CRE.

The environmental regulations specify, among other matters, the maximum levels of emissions and waste water discharge that are permissible. These regulations also establish procedures for measuring pollution levels, the management of hazardous and non-hazardous waste and the treatment of sites affected by hydrocarbon production.

We are also subject to the NOM-001-SEMARNAT-1996 issued by CONAGUA in conjunction with the Procuraduría Federal de Protección al Ambiente (PROFEPA), which sets forth the maximum permissible levels of pollutants in wastewater that can be discharged into national bodies of water. In addition, we are subject to the NOM-052-SEMARNAT-2006, which regulates hazardous waste, the NOM-161-SEMARNAT-2011, which regulates special waste management procedures, as well as the NOM-138-SEMARNAT/SSA1-2012, which establishes the maximum permissible levels of hydrocarbons in the soil and sets forth guidelines with respect to soil testing and the treatment of sites affected by hydrocarbon production.

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

Mexico generally reviews and updates its environmental regulatory framework every five years , and we work with the Mexican Government to develop new environmental regulations of activities related to the oil and gas industry.

During 2016, the CNH updated the technical provisions for the use of natural gas in exploration and extraction activities and issued regulations for drilling, exploration and development.

Also in 2016, ASEA required that CONAGUA monitor water tables before we began drilling shale gas exploratory wells in the northern part of Veracruz and the southern part of Tamaulipas.

During 2016, ASEA issued further regulations that establish guidelines on, among others, implementing and authorizing industrial safety management systems, operational safety and environmental protection, as well as the reporting of incidents to the authorities. Moreover, in 2017 ASEA issued regulations for the external auditing of the performance of such safety systems.

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

Our Special Climate Change Program 2014-2018 aims to reduce greenhouse gas emissions, improve energy and operational efficiency, reduce gas flaring and promote the efficient use of gas, among other things. Pursuant to this program, in 2016, we began upgrading the Ing. Antonio Dovalí Jaime Refinery in Salina Cruz, Oaxaca to operate on cleaner natural gas. We also began the test period for a cogeneration project to increase energy efficiency at the Antonio M. Amor Refinery in Salamanca, Guanajuato, and to evaluate the reduction of greenhouse gas emissions. In addition, we continue to work on our PEMEX Environmental Strategy 2016-2020, which incorporates our former Plan de Acción Climática (Climate Action Plan), to identify action items, projects and best practices to mitigate the impact of our operations on climate change. These actions include the construction of infrastructure for transportation and gas management.

We also work with several national and international entities to develop and promote initiatives that mitigate the effects of climate change. For instance, we participate in the Climate and Clean Air Coalition (CCAC), with which we aim to identify emission sources in our key facilities and substantially reduce emissions of climate pollutants. In compliance with CCAC criteria, we carried out inspections in nine facilities, including Dos Bocas, Cactus and Atasta and have mitigated the emissions identified in those inspections.

In accordance with the actions carried out by the Mexican Government to mitigate global climate change, we are analyzing the implementation of carbon capture, use and storage (CCUS) techniques. In 2014, the “Technology Route Map of CCUS in Mexico” was developed in conjunction with SENER, SEMARNAT and

CFE. This led to the execution of integrated carbon dioxide capture projects at PEMEX and CFE facilities and enhanced oil recovery (EOR) initiatives. In 2016, several tools were developed to evaluate the first CCUS-EOR project in Mexico. This project included a plan to inject carbon dioxide produced at our Cosoleacaque Petrochemical Complex into the Brillante producing field at the Cinco Presidentes business unit. By the end of 2017, we had put in place the necessary environmental and social safeguards for the pilot projects, which in turn allows us to receive support from the World Bank.

During 2017, we recorded greenhouse gas emissions of approximately 40 million tons of carbon dioxide equivalent, which represented a 30 % decrease compared to 2016, mainly due to an increase in the use of associated gas from Kumaza, Cantarell, Abkatún Pol-Chuc and Litoral de Tabasco fields. Our gas usage level was approximately 97% during 2017, as compared to 91% in 2016, which increase was mainly due to field performance and our operational flexibility.

In 2017, we continued to develop several conservation and reforestation projects designed to increase carbon dioxide and water capture to preserve the ecosystems in which we operate. Our biodiversity conservation efforts and indirect mitigation measures have been carried out through the following projects:

•	Proyecto de Conservación, Manejo y Restauración de los Ecosistemas Naturales de la Cuenca Media del Río Usumacinta (Conservation, Management and Restoration Project of the Natural Ecosystems of the Rio Usumacinta Basin) in Chiapas;

•	Operación y manejo del corredor ecológico JATUSA (Operation and Management of the JATUSA Ecological Corridor) in the Jaguaroundi and Tuzandépetl ecologic parks, and the Santa Alejandrina swamp; and

•	Educación Ambiental y Operación de la Casa del Agua, en los Pantanos de Centla (Environmental Education and Operation of the Casa del Agua in Pantanos de Centla) in Tabasco.

We also continued to develop the JATUSA Ecological Corridor. This project is one of our most important conservation initiatives and its purpose is to merge natural or modified spaces, ecosystems and habitats to facilitate the conservation of biodiversity. During the months of April through June of 2017, we made improvements to the Jaguaroundi Park with the goal of attracting more visitors. Additionally, by the end of 2017 we developed a business plan that encourages the participation of nearby communities to maximize profits and facilitate the preservation of biodiversity. For 2018, we plan to establish a fund to guarantee the continuing operation of this project.

Clean Development Mechanism Projects

In 2000, Mexico ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change as a non-Annex B country. Accordingly, Mexico is not subject to emission parameters under the Kyoto Protocol, but Mexican companies, such as PEMEX, are allowed to develop projects known as Clean Development Mechanism (CDM) projects. These CDM projects generate carbon dioxide emission reduction certificates or credits that can be traded in international markets. We have registered two CDM projects under the United Nations Framework Convention on Climate Change: waste energy recovery at the Dos Bocas Maritime Terminal, which increases thermal efficiency by recovering wasted heat for the Maya oil dewatering process, and the Tres Hermanos oil field gas recovery and utilization project, which involves the recovery and transportation of gas from oil wells that used to be flared from oil batteries to a new carbon dioxide separation and gas conditioning plant, where dry gas and condensates are produced. The decrease in emissions resulting from these projects is expected to be verified by a third party recognized by the United Nations.

In addition, in November of 2017 we participated in a meeting of the Oil and Gas Climate Initiative (OGCI). This initiative is an effort by ten international oil companies, representing 20% of the total production of oil and gas in the world, to reduce emissions of greenhouse gases. The leadership of these companies endorse the Paris Agreement and the OGCI aims to reduce methane emissions, accelerate the deployment of carbon capture, use and sequestration, improve energy efficiency and contribute to transport efficiency. During this meeting, our CEO explained our strategy of reducing gas burning in the shallow water assets through the rehabilitation of compression modules and optimizing energy consumption in the refining processes.

HEALTH, SAFETY AND ENVIRONMENTAL PERFORMANCE

We believe that we are in substantial compliance with current federal and state environmental laws and that we maintain an organizational structure designed to identify and solve environmental risks. In addition, our subsidiary entities have specialized departments that implement their own internal environmental programs, audits and facilities inspections. When these internal audits reveal problems or deficiencies, the subsidiary entities take the necessary measures to eliminate them.

In addition to our internal monitoring structure, Petróleos Mexicanos and its subsidiary entities’ environmental audit program is subject to review by ASEA, which oversees reviewing compliance with environmental regulations for the oil and gas sector and establishes environmental remediation standards.

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

As of December 31, 2017, we have registered 290 of our facilities with NEAP with the objective of obtaining a “clean industry” certificate for each facility. During 2017, 123 of our facilities were re-certified and an additional 44 facilites were certified for the first time. The audits of the remaining 123 facilities are still under review. We will continue including new facilities under this program, as we expand our activities in the areas of exploration, exploitation, refining and distribution of hydrocarbons.

On February 7, 2016, a fire and explosion occurred at the Abkatun-A-Compression processing platform in the Gulf of Mexico, which activated the safety systems, procedures and protocols and the platform was evacuated. As a result of this accident, three offshore workers (two PEMEX employees and one contractor) lost their lives. The explosion was caused when the welding of an FA-4210 cap failed.

During 2017, we did not experience any major incident that had significant environmental consequences. We did, however, experience the following nine material blasts or hazardous events at our facilities, none of which had significant environmental consequences:

•	On January 12, 2017, during the cleaning of the hydrodesulphurizing plant exchangers of the intermediate distillates U-501 of the Francisco I. Madero Refinery, there was a leak of sulfuric acid that killed one worker.

•	On March 15, 2017, an explosion occurred at the Salamanca storage and dispatch terminal during work that was done to uncover a heavy fuel oil line. As a result of this accident three of our employees and five contractors lost their life.

•	On March 23, 2017, an incident occurred at the Independencia Petrochemical Complex during railroad maneuvers. As a result of this incident, which was caused by a miscommunication between the machinist and a rail transport worker, one employee of the railroad company lost his life.

•	On March 29, 2017, a fire occurred inside a barge tank located at the dock of Madero shipyards while employees were removing heating coils, resulting in minor injuries to 17 employees.

•	On March 31, 2017, while fixing an illegal tap of the Mendoza pipeline, a leak and fire occurred that resulted in three workers being injured, one of whom lost his life.

•	On June 14, 2017, as a result of flooding caused by tropical storms “Beatriz” and “Calvin”, there was an explosion at our Salina Cruz refinery and subsequent fire that lasted 43 hours. As a result of this incident, one employee lost his life, the pumping house at the location of the explosion and many pipelines were destroyed and operations at the Salina Cruz refinery were temporarily suspended.

•	On July 29, 2017, the driver of a fire protection unit at our Salina Cruz Maritime Storage Terminal lost control over the unit, resulting in an accident which caused two fatalities.

•	On December 12, 2017, during railroad maneuvers inside our Salamanca Refinery, an employee of the railroad company fell down the convoy, resulting in his death.

•	On December 14, 2017, during maintenance and cleaning activities at the alkylation plant at our Madero Refinery, there was a leak of hydrofluoric acid, causing the maintenance supervisor to suffer chemical burns and ultimately lose his life.

As part of our accident prevention strategy, we conduct root cause investigations of all incidents that occur during our operations. These investigations allow us to identify the causes and establish corrective measures to avoid the recurrence of such type of incident.

In 2017, our lost time injury rate decreased 5.6% from 0.36 in 2016 to 0.34 in 2017. The segment that contributed most to this decrease was the industrial transformation segment. Our lost days indicator due to injuries decreased 8.7% from 23 to 21 lost days per million man hours worked with risk exposure from 2016 to 2017. Lost days are those missed as a result of incapacitating injuries suffered at work or those on which compensation is paid for partial, total or permanent incapacity or death. From 2016 to 2017, our contractors’ lost time injury rate decreased 65.4% from 0.26 to 0.09 injuries per million man-hours worked with risk exposure.

In 2017, our primary initiatives in industrial safety, health and environmental protection included the following:

•	Weekly visits to subsidiary facilities to supervise the implementation of the PEMEX-SSPA System;

•	Review of compliance with our 12 zero tolerance EH&S guidelines;

•	Verification and advice in the application of the eight critical standards of process safety;

•	Evaluation of our Binomio project for the immediate verification and mitigation of risks;

•	EH&S campaigns, including the “Order and Cleaning”, “Prevention of Falls at the Same Level” and the “Up the Voice, All Safe, All Aboard” campaigns to ensure that platform workers are in optimal health;

•	Several EH&S campaigns aimed at creating awareness of the importance of, and reinforcing a commitment to, equipment protection; and

•	EH&S leadership evaluations at the three levels of the organization (strategic, tactical and operational).

On May 19, 2017, Pemex Exploration and Production received an award for high performance from ASEA for achieving the lowest lost time injury frequency rate in its history in 2016, with 0.25 injuries per million man-hours worked, 45% lower than 2015. In 2017, this index was 0.34 for PEMEX as a whole, which represents a decrease of 5.6% compared to 2016.

By the end of 2017, we finished the design of the new model of the PEMEX-SSPA System, which works to incorporate international best practices and includes the International Association of Oil and Gas Producers (IOGP) standards. The Pemex-SSPA System was approved by ASEA, which allows us to operate our facilities in accordance with the energy reform.

Environmental Liabilities

As of December 31, 2017, our estimated and accrued environmental liabilities totaled Ps. 17,482.4 million. Of this total, Ps. 755.9 million belong to Pemex Exploration and Production, Ps. 2,680.8 million to Pemex Industrial Transformation and Ps. 14,045.8 million to Pemex Logistics. The following tables detail our environmental liabilities by subsidiary entity and operating region at December 31, 2017.

Pemex Exploration and Production(1)

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	150.42	Ps.	359.0
Southern region	159.14		250.7

Total(2)	309.56	Ps.	609.6

Note:	Numbers may not total due to rounding.
(1)	Includes all liabilities of Pemex Exploration and Production that were assumed pursuant to our corporate reorganization.
(2)	During 2017, environmental remediation was completed on 66.36 hectares. There were 154.65 hectares of additional affected areas in 2016, as a result of spills from pipelines mainly.
Source:	PEMEX.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities(1)	Estimated Liability
		(in millions of pesos)
Southern region	11	Ps.	19.3
Northern region	69		127.0

Total	80	Ps.	146.2

Total estimated environmental liabilities of Pemex Exploration and Production		Ps.	755.9

Note:	Numbers may not total due to rounding.
(1)	In 2017, no new ponds were added, and no holding ponds were restored. As a result, as of December 31, 2017, 80 ponds remain to be reported.
Source:	Pemex Exploration and Production.

Pemex Industrial Transformation

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Refineries	285.49	Ps. 2,661.3
Reynosa Gas complex processor	11.52	19.5
Total estimated environmental liabilities of Pemex Industrial Transformation	297.01	Ps 2,680.8

Note:	Numbers may not total due to rounding.
Source:	Pemex Industrial Transformation.

Pemex Logistics

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Storage and Distribution Terminals	69.58	Ps.	919.0
Pipelines	989.59		13,126.8
Total estimated environmental liabilities of Pemex Logistics	1,059.17	Ps.	14,045.8

Note:	Numbers may not total due to rounding.
Source:	Pemex Logistics.

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

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such magnitude as to materially affect our estimates of environmental liabilities. At the end of 2017, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. See “—History and Development—Energy Reform” above in this Item 4 for more information regarding the participation of other companies in the Mexican energy sector. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

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

On August 1, 2017, we were granted a favorable judgment by the Supreme Court of Justice of the Nation, which determined that we are not liable for material and environmental damages caused by hydrocarbons spills related to illegal tapping of pipelines, since the environmental damage was caused by third party criminal behavior.

Environmental Projects and Expenditures

In 2017, we spent approximately Ps. 5,760 million on environmental projects and related expenditures, as compared to Ps. 11,424 million in 2016. For 2018, we have budgeted Ps. 3,473 million for environmental projects and expenditures, including modernization of installations, implementation of systems and mechanisms to monitor and control atmospheric pollution, acquisition of equipment to address contingencies related to oil and gas spills, the expansion of water effluent systems, restoration and reforestation of affected areas, studies for environmental investigation and environmental audits. In addition, we continue to conduct research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulfur content at our refineries in Mexico.

We do not believe that the cost of complying with environmental laws or environmental requirements related to the NAFTA among the governments of Mexico, the United States and Canada, the Vienna Convention for the Protection of the Ozone Layer, the Agreement on Environmental Cooperation between the Governments of Mexico and Canada or Mexico’s membership in the Organization for Economic Cooperation and Development, has caused or will cause a significant increase in our environmental expenditures.

Social Responsibility

We have implemented various corporate social responsibility initiatives, primarily with respect to the protection and preservation of the environment, relations with communities where we operate, ethical work practices, respect for labor rights and the general promotion of quality of life for communities and employees.

Our corporate and social responsibility goals are carried out through the following mechanisms:

•	cash donations;

•	product donations of fuels and asphalt;

•	donations of movable and immovable property;

•	environmental protection projects;

•	mutually beneficial public works, which are projects we carry out in collaboration with local authorities and communities to improve infrastructure that is beneficial both to us and to the community;

•	the Programa de apoyo a la comunidad y medio ambiente (Program to support communities and the environment, which we refer to as PACMA), which supports and implements social programs, actions and public works designed to promote the economic and social development of the communities in which we operate and to protect their environment; and

•	other instruments that provide a positive impact on communities, including integrated exploration and production contracts and the sustainable development annexes and clauses to our contracts, in which we and our contractors commit to improving the quality of life in communities where we operate.

In 2017, the total value of our donations and contributions amounted to Ps. 1,670.3 million. Our cash donations amounted to approximately Ps. 59.0 million, our asphalt and fuel donations amounted to approximately Ps. 1,247.0 million and our movable and immovable property donations amounted to approximately 17.0 million. Contributions made through provisions of our Integrated E&P Contracts, FPWCs, SD Annexes and RS KMZ sustainable development clause amounted to Ps. 90.5 million, and PACMA and mutual benefit project contributions amounted to Ps. 233.8 million and Ps. 23.0 million, respectively.

Approximately 92.4% of our donations and contributions were assigned to 12 states with greater activity in the oil and gas industry (Campeche, Chiapas, Coahuila, Guanajuato, Hidalgo, Nuevo León, Oaxaca, Puebla, San

Luis Potosí, Tabasco, Tamaulipas and Veracruz)); and the remaining 7.6% to the remaining states. Most importantly, we took the following specific actions in 2017:

•	contributed approximately Ps. 894.8 million in fuel for the operation of vehicles and machinery for various state and municipal governments, principally to provide assistance for emergencies, civil protection programs, services and public safety;

•	contributed approximately Ps. 326.5 million to the construction, improvement or pavement of roads and highway infrastructure in 23 states;

•	contributed approximately Ps. 98.9 million toward education and sports programs in oil and gas communities in 6 states, mainly for scholarships and the construction of schools and sports facilities;

•	contributed approximately Ps. 41.3 million for environmental education, restoration and conservation of protected natural areas through programs implemented in the states of Campeche, Chiapas, Tabasco and Veracruz;

•	contributed approximately Ps. 25.7 million in turbosine for the operation of state aircrafts in the states of Campeche, Chiapas, Hidalgo and Veracruz; and

•	contributed approximately Ps. 15.7 million towards sustainability projects and training programs primarily aimed at fishing communities in the states of Oaxaca and Tabasco.

In addition, we made the following donations under our PACMA program:

•	contributed approximately Ps. 82.4 million for the operation of mobile medical units and other medical services in the state of Tabasco;

•	contributed approximately Ps. 33.5 million for the installation of public lighting in communities in the states of Campeche, Guanajuata, Oaxaca and Veracruz;

•	contributed approximately Ps. 16.3 million for the construction and restoration of public parks and sports facilities in communities in the states of Campeche, Nuevo León, Tabasco and Veracruz; and

•	contributed approximately Ps. 7.0 million for the construction of community kitchens in eight municipalities in the states of Oaxaca and Veracruz.

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

TAXES, DUTIES AND OTHER PAYMENTS TO THE MEXICAN GOVERNMENT

General

Taxes and duties applicable to us are a significant source of revenues to the Mexican Government. We contributed approximately 8.6% of the Mexican Government’s revenues in 2016 and 11.3% in 2017. In 2017, we paid a number of special oil and gas taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The fiscal regime in effect for Petróleos Mexicanos and the subsidiary entities for 2017 (which we refer to as the fiscal regime) became effective in 2015 and can be subsequently modified from time to time. The Secondary Legislation published in August 2014 set forth a fiscal regime applicable to the new contractual arrangements that governs exploration and production activities conducted in Mexico beginning on January 1, 2015, as well as a new state dividend to be paid by Petróleos Mexicanos and the subsidiary entities beginning on January 1, 2016. See “—Fiscal Regime” and “—Other Payments to the Mexican Government” below.

Fiscal Regime for PEMEX

Fiscal Regime

The Hydrocarbons Revenue Law that was adopted as part of the Secondary Legislation sets forth, among other things, the following duties applicable to us in connection with our assignments granted by the Mexican Government:

•	Derecho por la Utilidad Compartida (Profit-Sharing Duty): As of January 1, 2015, this duty is equivalent to 70% of the value of oil and gas produced in the relevant area, less certain permitted deductions. Pursuant to the Hydrocarbons Revenue Law, this duty is to decrease on an annual basis until January 1, 2019, at which point it will be set at 65%. During 2017, we paid Ps. 373,728 million in connection with this duty, a 22.8% increase from Ps. 304,299 paid in 2016, primarily resulting from an increase in oil and gas prices. On August 18, 2017, a decree was published in the Official Gazette of the Federation that increased the amount we can deduct for investments, costs and expenses made pursuant to this duty and resulted in a benefit of Ps. 7,770 million. On November 30, 2017, the decree entitled Acuerdo por el que se reforman y adicionan diversas disposiciones de las Reglas de carácter general para definir los métodos de ajuste del valor de los hidrocarburos de los derechos sobre hidrocarburos (Agreement by which various provisions of the general rules are reformed and added to define the methods of adjusting the value of hydrocarbons and hydrocarbon rights) was published in the Official Gazette of the Federation, defining the method for adjusting the value of hydrocarbons, which resulted in an estimated tax benefit of Ps. 8,854 million. In addition, we received a benefit of Ps. 2,187 million in the payment of this duty as a result of adjustments to the fair economic value of certain exploration and production areas. See “Item 5—Critical Accounting Policies—Exploration and Production Taxes and Duties” below.

•	Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty): This duty is to be determined based on a rate linked to the type of hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the relevant market price. During 2017, we paid Ps. 58,523.1 million under this duty, a 32% increase from Ps. 43,517.4 million in 2016, mainly due to an increase in oil and gas prices.

•	Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty): The Mexican Government is entitled to collect a monthly payment of Ps. 1,214 per square kilometer of non-producing areas. After 60 months, this duty increases to Ps. 2,904 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index (NCPI). During 2017, we paid Ps. 981 million under this duty, a 1.8% decrease from Ps. 963 million in 2016.

•	In 2016, Mexican companies paid a corporate income tax at a rate of 30% applied to revenues, less certain deductions. Beginning in 2015, Petróleos Mexicanos and the subsidiary entities became subject to the Ley del Impuesto sobre la Renta, or Mexican Income Tax Law. During 2017, we did not pay any tax under this law, as compared to the Ps. 1,333 million we paid in 2016.

Under the 2017 fiscal regime, some of our products are subject to the following IEPS Taxes, which we withhold from our customers and pay to the tax authorities. The IEPS tax is no longer included in our sales or expenses.

•	IEPS sobre la venta de los combustibles automotrices (IEPS Tax on the Sale of Automotive Fuels): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel, that Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable fees for this tax are Ps. 4.30 per liter of Magna gasoline; Ps. 3.64 per liter of Premium gasoline and Ps. 4.73 per liter of diesel. The amount of the fee will depend on the class of fuel, and is fixed monthly by the Ministry of Finance and Public Credit. The fees apply to sales in Mexico and imports, and are not subject to VAT.

•	IEPS beneficio de entidades federativas, municipios y demarcaciones territoriales (IEPS Tax in Favor of States, Municipalities and Territories): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel, that Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable fees for this tax are 38 cents per liter of Magna gasoline, 46.37 cents per liter of Premium gasoline and 31.54 cents per liter of diesel. This fee changes yearly in accordance with inflation. Funds gathered by this fee are allocated to Mexican states and municipalities as provided for in the Ley de Coordinación Fiscal (Tax Coordination Law). The fees only apply to sales in Mexico and are not subject to VAT.

•	IEPS a los combustibles fósiles (IEPS Tax on Fossil Fuels): This tax is a fee on domestic sales of fossil fuels that Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable fees for this tax are 6.50 cents per liter for propane, 8.42 cents per liter for butane, 11.41 cents per liter for gasoline and aviation gasoline, 13.64 cents per liter for jet fuel and other kerosene, 13.84 cents per liter for diesel, 14.78 cents per liter for fuel oil and Ps. 17.15 per ton for petroleum coke. This fee changes yearly in accordance with inflation and applies to imports to Mexico.

The Hydrocarbons Revenue Law also establishes the fiscal terms to be applied to the contracts for exploration and production granted by the Mexican Government to us or to other companies in connection with future competitive bidding rounds. Specifically, these fiscal terms contemplate the following taxes, duties, royalties and other payments to the Mexican Government (in addition to any taxes owed pursuant to the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable year and other applicable tax laws):

•	Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee): During the exploration phase of a project governed by a license, production-sharing contract or profit-sharing contract, the Mexican Government is entitled to collect a monthly payment of Ps. 1,214 per square kilometer of non-producing areas. After 60 months, this fee increases to Ps. 2,904 per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the NCPI.

•	Regalías (Royalties): Royalty payments to the Mexican Government are determined based on the “contractual value” of the relevant hydrocarbons, which is based on a variety of factors, including the type of underlying hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price. Royalties are payable in connection with licenses, production-sharing contracts and profit-sharing contracts.

•	Pago del Valor Contractual (Contractual Value Payment): Licenses require a payment calculated as a percentage of the “contractual value” of the hydrocarbons produced, as determined by the Ministry of Finance and Public Credit on a contract-by-contract basis.

•	Porcentaje a la Utilidad Operativa (Operating Profit Payment): Production-sharing contracts and profit-sharing contracts require a payment equivalent to a specified percentage of operating profits. In the case of production-sharing contracts, this payment is to be made in-kind through delivery of the hydrocarbons produced. In the case of profit-sharing contracts, this payment is to be made in cash.

•	Bono a la Firma (Signing Bonus): Upon execution of a license or migration of an assignment, a signing bonus is to be paid to the Mexican Government in an amount specified by the Ministry of Finance and Public Credit.

•	Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax): Contracts for exploration and extraction and assignments granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of Ps. 1,584 per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax of Ps. 6,335 per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.

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

Other Payments to the Mexican Government

Pursuant to the Petróleos Mexicanos Law, as of January 1, 2016, Petróleos Mexicanos and the subsidiary entities are required to pay a state dividend to the Mexican Government on an annual basis. In July of each year, Petróleos Mexicanos and the subsidiary entities are required to provide the Ministry of Finance and Public Credit a report disclosing their financial results for the previous fiscal year and their investment and financing plans for the following five years, together with an analysis of the profitability of these investments and the relevant projections of their financial positions. The Ministry of Finance and Public Credit will rely on this report and a favorable opinion issued by a technical committee of the Mexican Petroleum Fund for Stabilization and Development to determine the amount of the state dividend to be paid by Petróleos Mexicanos and each of the subsidiary entities. The Petróleos Mexicanos Law provides that the aggregate amount of the state dividend to be paid in 2016 is to be equal to, at minimum, 30% of the total revenues of Petróleos Mexicanos and the subsidiary entities, after taxes, from the previous fiscal year. It further provides that that percentage will decrease in subsequent years, until reaching 15% in 2021 and 0% in 2026. In accordance with the Federal Revenue Law for 2016, the Federal Revenue Law for 2017 and the Federal Revenue Law for 2018, Petróleos Mexicanos was not required to pay a state dividend in 2016 and 2017 and will not be required to pay a state dividend in 2018.

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2015	2016	2017
	(in millions of pesos)(1)
Hydrocarbon extraction duties and others	Ps. 377,087	Ps. 277,162	Ps. 338,044
Income tax	(45,587)	(12,640)	(5,064)

Total	Ps. 331,500	Ps. 264,522	Ps. 332,980

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government.”Numbers may not total due to rounding.
(1)	Figures are stated in nominal pesos.
Source:	PEMEX’s audited financial statements, prepared in accordance with IFRS.

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

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 6,833.4 million in 2015, Ps. 7,200.9 million in 2016 and Ps. 2,536.3 million in 2017.

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

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been derived from publicly available information published by, or on the websites of, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission), Banco de México (the Mexican central bank), the Ministry of Finance and Public Credit and the Instituto Nacional de Estadística y Geografía (INEGI).

Form of Government

The President of Mexico (or the President) is the chief of the executive branch of the Mexican Government. The President is elected by the popular vote of Mexican citizens who are eighteen years of age or older. The Mexican Constitution limits the President to one six-year term; the President may not run for reelection. In accordance with Mexico’s electoral law, on August 31, 2012, the Tribunal Electoral del Poder Judicial de la Federación (Federal Electoral Court) officially validated the results of the presidential election held in Mexico on July 1, 2012, and declared Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), President-elect. Mr. Enrique Peña Nieto took office on December 1, 2012 and his term will expire on November 30, 2018.

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

Senators serve a six-year term and deputies serve a three-year term. Federal deputies are eligible for immediate reelection for up to four term periods and senators are eligible for immediate reelection for up to two term periods. Congressional elections for all 500 seats in the Chamber of Deputies were last held on June 7, 2015. The following table provides the distribution as of September 1, 2017 of Congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	55	43.0%	197	39.4%
National Action Party	38	29.7	109	21.8
Democratic Revolution Party	18	6.2	54	10.8
Ecological Green Party of Mexico	7	5.5	48	9.6
Social Encounter Party	0	0	9	1.8
Labor Party	15	11.7	0	0.0
Citizen Movement Party	0	0.0	21	4.2
New Alliance Party	0	0.0	12	2.4
Unaffiliated Independent	5 0	3.9 0	3 1	0.6 0.2

National Regeneration Movement (New)	0	0	46	9.2

Total	128	100.0%	500	100.0%

Note:	Numbers may not total due to rounding. According to official sources, there is one vacant seat in the Senate.
Source:	Senate and Chamber of Deputies.

The Economy

General

According to World Bank data, the Mexican economy, as measured by 2016 gross domestic product (GDP) (at current prices in U.S. dollars), is the 15th largest in the world. The Mexican economy had a real GDP of Ps. 1,046.0 billion in 2016 and a decrease in GDP of Ps. 141.0 billion between 2012 and 2016.

Gross Domestic Product

The following table sets forth the percentage change in Mexico’s real GDP by economic sector in percentage terms for the periods indicated.

Real GDP Growth by Sector

(% change against prior years)(1)

	2012	2013	2014	2015	2016	Third quarter (annualized) 2017(2)(3)
GDP	4.0%	1.4%	2.3%	2.6%	2.3%	2.2%
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	7.4	0.9	4.3	1.6	3.6	2.2
Secondary Activities:
Mining	0.9	(0.1)	(1.4)	(4.6)	(6.4)	(10.1)
Utilities	2.1	0.5	8.2	2.3	3.3	(0.3)
Construction	2.5	(4.8)	2.0	2.5	1.8	(1.2)
Manufacturing	4.1	1.2	4.2	2.6	1.3	3.4
Tertiary Activities:
Wholesale and retail trade	4.8	2.2	3.1	4.8	2.4	3.2
Transportation and warehousing	4.1	2.4	3.2	4.3	2.8	3.2
Information	16.3	5.0	0.2	7.8	10.1	6.9
Finance and insurance	7.7	10.4	(0.8)	4.3	7.7	9.0
Real estate, rental and leasing	2.5	1.0	2.1	2.5	1.9	2.4
Professional, scientific and technical services	1.1	1.2	1.7	4.2	7.0	1.5
Management of companies and enterprises	8.6	(1.8)	7.2	3.5	4.7	2.2
Administrative support, waste management and remediation services	4.4	4.3	(0.2)	1.2	4.1	5.4
Education services	2.2	0.8	0.1	0.0	1.0	(0.1)
Health care and social assistance	2.1	0.6	(0.6)	(2.3)	1.3	2.7
Arts, entertainment and recreation	2.9	3.4	(1.5)	3.8	5.7	3.1
Accommodation and food services	5.4	1.8	2.9	5.8	3.8	4.2
Other services (except public administration)	3.3	2.1	1.7	2.4	5.8	0.9
Public administration	3.7	(0.5)	1.9	2.7	0.0	0.4

Note:	Numbers may not total due to rounding.
(1)	For 2012, 2013, 2014, 2015 and 2016, figures based on GDP calculated in constant pesos with purchasing power as of December 31, 2008. For the third quarter of 2017, figures based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)	Annualized. Actual third quarter data has been annualized by multiplying it by four. It is provided for comparison purposes only and is not necessarily indicative of performance for the full fiscal year.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.
Source:	INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.2% in real terms during the first nine months of 2017, as compared to the same period of 2016. This increase reflects increases in both primary and tertiary activities which compensated for a decrease in secondary activities.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.6% as of September 30, 2017, a 0.1 percentage point increase from the rate registered on December 31, 2016. As of September 30, 2017, the economically active population in Mexico fifteen years of age and older consisted of 54.4 million individuals.

The new minimum wage of Ps. 88.36 per day, as set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission) on November 21, 2017, went into effect on December 1, 2017 and was applied uniformly across Mexico.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years)(1)

	2012	2013(2)	2014(2)	2015(2)	2016(2)	Third quarter of 2017(2)
Food	2.6%	0.9%	0.7%	1.7%	2.6%	1.9%
Beverage and tobacco products	2.6	(0.5)	3.1	4.9	5.2	1.9
Textile mills	3.1	(2.7)	(1.7)	3.9	(0.7)	0.1
Textile product mills	(0.1)	3.5	7.0	9.8	4.1	(14.1)
Apparel	(0.5)	3.3	(2.8)	7.2	(2.0)	0.3
Leather and allied products	3.5	(0.6)	(1.7)	2.4	(1.6)	(1.8)
Wood products	13.0	(2.2)	1.0	3.6	(4.8)	7.0
Paper	4.8	2.1	3.1	3.9	3.4	2.7
Printing and related support activities	(4.1)	(6.9)	(2.7)	1.7	(2.9)	(2.0)
Petroleum and coal products	1.1	3.3	(4.5)	(7.5)	(11.2)	(16.3)
Chemicals	(0.3)	0.8	(1.3)	(3.0)	(2.8)	(2.4)
Plastics and rubber products	9.0	(1.9)	6.5	3.4	3.2	4.3
Nonmetallic mineral products	2.3	(3.1)	2.8	4.9	2.8	(1.0)
Primary metals	3.8	2.3	8.1	(4.1)	3.3	1.0
Fabricated metal products	3.9	(3.3)	8.1	2.9	3.3	1.9
Machinery	5.5	0.2	1.7	(0.3)	3.3	9.4
Computers and electronic products	0.5	3.6	11.2	7.0	6.1	7.9
Electrical equipment, appliances and components	1.7	(2.0)	9.0	6.2	3.6	2.1
Transportation equipment	13.9	5.8	12.6	7.1	0.2	10.8
Furniture and related products	2.8	(5.8)	(1.8)	7.8	(3.4)	(5.7)
Miscellaneous	0.4	0.0	6.3	4.9	3.3	5.8

Total expansion/contraction	4.1	1.2	4.2	2.6	1.3	3.4

(1)	For 2012, 2013, 2014, 2015 and 2016, percent change against prior years. Percent change reflects differential in constant pesos with purchasing power as of December 31, 2008. For the third quarter of 2017, percent change against corresponding period of prior year. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.
Source:	INEGI.

Financial System

Monetary Policy, Inflation and Interest Rates

Banco de México’s M1 monetary aggregate consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency; (2) interest-bearing deposits denominated in pesos and operated by debit cards; and (3) savings and loan deposits. M2 consists of M1, plus: (1) bank deposits; (2) Government-issued securities; (3) securities issued by firms and non-bank financial intermediaries; and (4) Government and INFONAVIT liabilities related to the Retirement Savings System. M3 consists of M2, plus financial assets issued in Mexico and held by non-residents. M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated.

Money Supply

	December 31,					September 30
	2012	2013	2014	2015	2016	2017(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.734,034	Ps.792,928	Ps.928,777	Ps.1,088,106	Ps.1,262,735	Ps.1,227,837
Checking deposits
In domestic currency	979,413	1,082,702	1,170,381	1,301,904	1,475,811	1,448,144
In foreign currency	163,611	189,020	232,467	333,094	469,185	516,892
Interest-bearing peso deposits	393,231	438,012	534,973	614,312	647,414	651,458
Savings and loan deposits	9,760	11,097	12,598	14,560	17,332	18,908

Total M1	Ps.2,280,049	Ps.2,513,758	Ps.2,879,196	Ps.3,351,975	Ps.3,872,477	Ps.3,863,239

M4	Ps.10,684,898	Ps.11,658,729	Ps.13,107,550	Ps.13,858,271	Ps.14,970,234	Ps.15,830,848

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
Source:	Banco de México.

Consumer inflation for the first nine months of 2017 was 5.9%, which was above the 3.0% (+/- 1.0%) target inflation for the year and 3.1 percentage points higher than the 2.8% consumer inflation for 2016. This was mainly a combined result of the adjustment of energy prices, particularly the liberalization of gasoline prices, exchange rate changes, higher agricultural prices and the increase in the minimum wage.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated.

Changes in Price Indices

	National Producer Price Index(1)(2)(3)(4)	National Consumer Price Index(1)(5)	Increase in Minimum Wage
2012	1.8	3.6	4.6
2013	1.6	4.0	3.9
2014	3.3	4.1	3.9
2015	2.8	2.1	6.9
2016	8.5	3.4	4.2
2017
January	9.8	4.7	—
February	9.5	4.9	—
March	9.4	5.4	—
April	8.7	5.8	—
May	8.1	6.2	—
June	6.7	6.3	—
July	5.9	6.4	—
August	5.6	6.7	—
September	4.5	6.3	—
October	5.3	6.4	—
November	5.2	6.6	—
December(6)	—	—	10.4

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2016-2017.
(4)	National Producer Price Index takes June 2012 as a base date.
(5)	National Consumer Price Index takes the second half of December 2010 as a base date.
(6)	December 2017 National Producer Price Index and National Consumer Price Index figures not available.
Sources:	INEGI; Ministry of Labor.

During the first nine months of 2017, interest rates on 28-day Cetes averaged 6.6%, as compared to 3.8% during the same period of 2016. Interest rates on 91-day Cetes averaged 6.8%, as compared to 4.0% during the same period of 2016.

On December 28, 2017, the 28-day Cetes rate was 7.22% and the 91-day Cetes rate was 7.36%.

Exchange Controls and Foreign Exchange Rates

On December 29, 2017, the peso/dollar exchange rate closed at Ps. 19.6629 = U.S. $1.00, a 4.6% appreciation in dollar terms as compared to the rate on December 31, 2016. The peso/U.S. dollar exchange rate announced by Banco de México on December 29, 2017 (which took effect on the second business day thereafter) was Ps. 19.6595 = U.S. $1.00.

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

On December 28, 2017, the IPC stood at 48,862 points, representing a 7.1% increase from the level at December 30, 2016.

Foreign Trade and Balance of Payments

Foreign Trade

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Exports and Imports

	2012	2013	2014	2015	2016(1)	First nine months of 2017(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$52,956	$49,481	$42,369	$23,100	$18,818	$16,248.5
Crude oil	46,852	42,712	35,638	18,451	15,575	13,349.0
Other	6,103	6,770	6,731	4,648	3,243	2,899.5
Non-oil products	317,814	330,534	354,542	357,450	355,122	283,039.7
Agricultural	10,914	11,246	12,181	12,971	14,672	11,685.5
Mining	4,906	4,714	5,064	4,505	4,368	3,988.9
Manufactured goods(2)	301,993	314,573	337,297	339,975	336,081	267,365.3

Total merchandise exports	370,770	380,015	396,912	380,550	373,939	299,288.2
Merchandise imports (f.o.b.)
Consumer goods	54,272	57,329	58,299	56,279	51,950	41,064.3
Intermediate goods(2)	277,911	284,823	302,031	297,253	294,994	237,122.8
Capital goods	38,568	39,057	39,647	41,700	40,120	30,152.3

Total merchandise imports	370,752	381,210	399,977	395,232	387,064	308,339.4

Trade balance	$18	$(1,195)	$(3,066)	$(14,683)	$(13,125)	$(9,051.2)

Average price of Mexican oil mix(3)	$102.0	$98.4	$85.5	$43.1	$35.6	$44.3

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.
Source:	Banco de México / PEMEX.

During the first nine months of 2017, total merchandise exports increased by 9.3% as compared to the same period of 2016, while total merchandise imports increased by 7.8%. The trade balance for the first nine months of 2017 registered a deficit of U.S. $9.1 billion as compared to the U.S. $12.3 billion deficit registered in the same period in 2016. This deficit was a result of the combination of an increase in both merchandise exports and merchandise imports.

Balance of Payments and International Reserves

During the third quarter of 2017, Mexico’s current account registered a deficit of U.S. $5,528 million. The increase in the oil deficit was offset by a decrease in the non-oil trade balance deficit, caused by a strengthening of global economic activity which contributed to the recovery of Mexican manufactured exports, an increase in the Primary Income balance, as well as an increase in the surplus of the remittances account. The capital account registered a deficit of U.S.$4 million in the third quarter of 2017, while the financial account registered outflows of U.S. $9.2 billion, which was due to a net outflow of foreign direct investment and portfolio investment, offset by other investment.

During 2017, the Mexican Government removed price controls on gasoline and diesel and, as of December 31, 2017, gasoline and diesel prices are determined by the free market . Mexico cannot predict the effect of changes in gasoline and diesel prices, and any related political and social unrest, on the Mexican economy or whether the Mexican Government may alter its strategy with respect to fuel prices in the future.

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

International Reserves and Net International Assets(3)

Year	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets
	(in millions of dollars)
2012	$163,515	$167,082
2013	176,522	180,232
2014	193,239	195,714
2015	176,735	177,629
2016	176,542	178,057
2017(4)
January	174,791	176,657
February	175,145	181,847
March	174,931	178,735
April	175,011	176,779
May	175,138	177,045
June	174,246	175,425
July	173,360	175,713
August	173,032	174,482
September	173,031	174,920
October	172,820	177,208
November	172,672	174,474
December(5)	172,465	175,253

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.

(3)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.
(4)	Preliminary figures.
(5)	Figures as of December 22, 2017.

Source: Banco de México.

Public Finance

Fiscal Policy

The Programa Nacional de Financiamiento del Desarrollo 2013-2018 (National Program to Finance Development 2013-2018, or PRONAFIDE), which was approved and published in the Official Gazette of the Federation on May 20, 2013 and announced on December 16, 2013, establishes the Mexican Government’s fiscal policy goals. These goals include securing sufficient fiscal resources to strengthen social infrastructure and productivity. To this end, PRONAFIDE has outlined several specific objectives, including the promotion of economic development and macroeconomic stability on a federal and state level, as well as the improvement of the financial system to generate additional resources and to transform the financial system into a simpler, more progressive and more transparent system through spending efficiency and the facilitation of access to financial services.

2017 UMS Budget and Fiscal Results

On September 8, 2016, the President of Mexico submitted the proposed 2017 Federal Revenue Law and the proposed 2017 Federal Expenditure Budget to Congress for its approval. The 2017 Revenue Law was approved by the Senate on October 26, 2016, and the 2017 Expenditure Budget was approved by the Chamber of Deputies on November 11, 2016. They were published in the Official Gazette of the Federation on November 15, 2016 and November 30, 2016, respectively. We refer to these two bills together as Mexico’s 2017 budget (the 2017 UMS Budget).

The following table illustrates the composition of public sector budgetary revenues for the first nine months of 2016 and 2017.

2017 Public Sector Budgetary Revenues

	First nine months of 2016(1)	First nine months of 2017(1)	2017 Budget(2)	2018 Budget(2)
	(in billions of constant pesos)(3)
Budgetary revenues	3,501.2	3,773.0	4,360.9	4,778.3
Federal government	2,655.4	2,986.3	3,263.8	3,584.9
Taxes	2,041.5	2,182.7	2,739.4	2,957.5
Income tax	1,066.0	1,188.7	1,422.7	1,564.3
Value-added tax	586.0	637.6	797.7	876.9
Excise taxes	322.5	282.4	433.9	421.8
Import duties	37.2	38.5	45.8	47.3
Export duties	0.0	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0	0.0
Other	26.9	32.3	39.3	42.4
Non-tax revenue	613.9	809.2	524.4	627.4
Fees and tolls	46.1	51.9	50.7	46.4
Transfers from the Mexican Petroleum Fund for Stabilization and Development	238.3	335.3	386.9	456.8
Rents, interest and proceeds of assets sales	0.0	0.0	0.0	0.0
Fines and surcharges	322.8	416.4	86.7	117.8
Other	6.6	5.6	0.0	6.5
Public enterprises and agencies	845.8	786.7	1,097.2	1,193.3
PEMEX	382.6	255.1	400.4	423.3
Others	463.2	531.6	696.7	770.0

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2016. Budgetary estimates for 2017 were converted into constant pesos using the GDP deflator for 2017, estimated as of December 2016.
(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: Ministry of Finance and Public Credit.

2018 UMS Budget

On September 8, 2017, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018 (Federal Revenue Law for 2018, or the 2018 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2018 (Federal Expenditure Budget for 2018, the 2018 Expenditure Budget to the Mexican Congress for its approval. The 2018 Revenue Law was approved by the Cámara de Diputados (Chamber of Deputies) on October 19, 2017 and by the Senate on October 27, 2017. The 2018 Revenue Law was published in the Official Gazette of the Federation on November 15, 2017. The 2018 Expenditure Budget was approved by the Chamber of Deputies on November 9, 2017 and was published in the Official Gazette of the Federation on November 29, 2017. We refer to these two bills together as Mexico’s 2018 budget (the 2018 UMS Budget).

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

Internal Public Debt

The Mexican Government’s “net internal debt” includes only the internal portion of indebtedness incurred directly by the Mexican Government and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions) but does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). It also does not include debt by the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively-controlled agencies. At December 31, 2016, all of the Mexican Government’s internal debt was denominated in pesos or UDIs and was payable in pesos.

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

As a result of this policy, the average maturity of the Government’s internal debt increased from 7.6 years at December 31, 2011 to 8.0 years at December 31, 2016.

The following table summarizes the gross and net internal debt of the Mexican Government at each of the dates indicated.

Gross and Net Internal Debt of the Mexican Government(1)

	At December 31,										At September 30,
	2012		2013		2014		2015		2016		2017(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 3,257.8	91.1%	Ps. 3,734.1	91.9%	Ps. 4,223.3	92.9%	Ps. 4,701.2	92.7%	Ps. 4,915.3	87.5%	Ps. 5,407.3	90%
Cetes	531.3	14.9	635.6	15.6	678.7	14.9	655.8	12.9	634.7	11.3	678.9	11
Floating Rate Bonds	200.4	5.6	216.6	5.3	232.6	5.1	296.5	5.8	397.9	7.1	460.8	8
Inflation-Linked Bonds	747.2	20.9	888.7	21.9	1,011.1	22.2	1,196.6	23.6	1,223.5	21.8	1,434.6	24
Fixed Rate Bonds	1,777.9	49.7	1,989.6	49.0	2,295.8	50.5	2,546.2	50.2	2,652.1	47.2	2,825.5	47
STRIPS of Udibonos	1.0	0.0	3.6	0.1	5.1	0.1	6.1	0.1	7.2	0.1	7.5	0
Other(3)	317.6	8.9	329.1	8.1	323.3	7.1	372.8	7.3	705.0	12.5	591.5	10

Total Gross Debt	Ps. 3,575.3	100.0%	Ps. 4,063.2	100.0%	Ps. 4,546.6	100.0%	Ps. 5,074.0	100.0%	5,620.3	100.0%	Ps. 5,998.8	100.0%

Net Debt
Financial Assets(4)	(74.2)		(169.3)		(222.5)		(259.9)		(224.0)		594.7

Total Net Debt	Ps. 3,501.1		Ps. 3,893.9		Ps. 4,324.1		Ps. 4,814.1		Ps. 5,396.3		Ps. 5,404.1

Gross Internal Debt/GDP	22.1%		24.2%		25.3%		26.9%		27.8%		28.2%
Net Internal Debt/GDP	21.6%		23.2%		24.0%		25.5%		26.7%		25.4%

Note:	Numbers may not total due to rounding.
(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because the securities do not increase the Mexican Government’s overall level of internal debt. Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Mexican Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013, Ps. 161.5 billion for 2014, Ps. 153.8 billion for 2015, Ps. 147.5 billion for December 31, 2016 and Ps. 142.7 billion at September 30, 2017 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.
Source:	Ministry of Finance and Public Credit

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

According to preliminary figures, at September 30, 2017, outstanding gross public sector external debt totaled U.S. $193.7 billion, an approximate U.S. $12.7 billion increase from the U.S. $181.0 billion outstanding at December 31, 2016. Of this amount, U.S. $191.3 billion represented long-term debt and U.S. $2.5 billion represented short-term debt. Net external indebtedness also increased by U.S. $14.1 billion during the first nine months of 2017, mainly due to an increase in indebtedness issued on the capital markets. Overall, at December 31, 2016, total public debt (gross external debt plus net internal public sector debt) represented approximately 48.2% of nominal GDP, an increase of 5.4 percentage points from December 31, 2015.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Mexican Government’s gross external debt, the Mexican Government’s net external debt and the Mexican Government’s net debt.

Summary of External Public Debt

By Type (1)

	Long-Term Direct Debt of the Mexican Government	Long-Term Debt of Budget- Controlled Agencies	Other Long-Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2012	66,912	50,063	5,626	122,601	3,125	125,726
2013	71,817	53,358	5,734	130,909	3,527	134,436
2014	78,379	58,863	5,627	142,869	4,797	147,666
2015	82,493	69,621	6,943	159,057	3,152	162,209
2016	88,083	82,688	7,122	177,893	3,093	180,986
At September 30,
2017(3)	90,635	92,895	7,731	191,261	2,463	193,724

By Currency(4)

	At December 31,															At September 30,
	2012			2013			2014			2015			2016			2017(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	105,836	84.2%	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	131,702	81.2%	U.S.$	144,185	79.7%	U.S.$	149,496	77.2%
Japanese Yen		6,847	5.4		5,519	4.1		5,058	3.4		4,857	3.0		6,410	3.5		6,690	3.5
Swiss Francs		961	0.8		969	0.7		401	0.3		1,011	0.6		1,331	0.7		1,375	0.7
Pounds Sterling		1,993	1.6		1,369	1.0		2,848	1.9		2,694	1.7		2,257	1.3		2,450	1.3
Euro		9,530	7.6		11,489	8.5		13,986	9.5		18,834	11.6		24,409	13.5		31,085	16.0
Others		558	0.4		3,443	2.6		3,445	2.3		3,113	1.9		2,393	1.3		2,629	1.4

Total	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	162,209	100.0%	U.S.$	180,986	100.0%	U.S.$	193,724	100.0%

Net External Debt of the Public Sector

	At December 31,										At September 30,
	2012		2013		2014		2015		2016		2017(3)
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	161,609.5	U.S.$	177,692.5	U.S.$	191,825.3
Gross External Debt/GDP		10.1%		10.5%		12.0%		15.3%		19.2%		16.5%
Net External Debt/GDP		9.8%		10.2%		11.9%		15.2%		18.8%		16.3%

Gross External Debt of the Mexican Government

	At December 31,															At September 30,
	2012			2013			2014			2015			2016			2017(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	57,465	85.2%	U.S.$	62,285	86.3%	U.S.$	65,127	82.9%	U.S.$	66,298	80.3%	U.S.$	67,533	76.6%	U.S.$	68,082	75.1%
Japanese Yen		4,433	6.6		3,643	5.0		3,686	4.7		3,672	4.4		4,525	5.1		4,687	5.2
Swiss Francs		—	—		—	—		—	—		—	—		—	—		—	—
Pounds Sterling		774	1.1		789	1.1		2,302	2.9		2,177	2.6		1,825	2.1		1,981	2.2
Euros		4,771	7.1		5,447	7.6		7,437	9.5		10,422	12.6		14,256	16.2		15,868	17.5
Others		18	0.0		16	0.0		20	0.0		19	0.0		18	0.0		18	0.0

Total	U.S.$	67,461	100.0%	U.S.$	72,180	100.0%	U.S.$	78,573	100.0%	U.S.$	82,588	100.0%	U.S.$	88,157	100.0%	U.S.$	90,635	100.0%

Net External Debt of the Mexican Government

	At December 31,										At September 30,
	2012		2013		2014		2015		2016		2017
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	82,320.3	U.S.$	86,666.0	U.S.$	90,326.0
Gross External Debt/GDP		5.4%		5.6%		6.5%		7.8%		9.4%		7.7%
Net External Debt/GDP		5.3%		5.5%		6.4%		7.8%		9.2%		7.7%

Net Debt of the Mexican Government

	At December 31,					At September 30,
	2012	2013	2014	2015	2016	2017
External Debt	19.7%	19.0%	20.8%	22.7%	25.0%	76.7%
Internal Debt	80.3%	81.0%	79.2%	77.3%	75.0%	23.3%

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of September 30, 2017) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled. Banco de México’s reserves are not subtracted from gross debt.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.
Source:	Ministry of Finance and Public Credit.

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

On October 10, 2017, Mexico issued U.S.$1,880,000,000 4.600% Global Notes due 2048. Mexico used a portion of the proceeds from this offering to redeem its outstanding 5.125% Global Notes due 2020.

As of September 29, of 2017, Mexico had repurchased approximately U.S. $500 million in aggregate principal amount of outstanding debt securities in open market transactions.

Legal and Political Reforms

Anti-Corruption

On July 18, 2016, the Sistema Nacional Anticorrupción (National Anti-Corruption System or NAS) went into force. The NAS is an institutional framework that seeks to combat corruption and bribery in public administration and governmental accounting.

On December 21, 2016, the U.S. Department of Justice publicly disclosed that Odebrecht S.A. (or Odebrecht), a global construction conglomerate based in Brazil, pled guilty to charges of bribery and corruption in connection with, among other things, bribes paid for more than 100 projects in twelve countries. On December 22, 2016, authorities commenced administrative and criminal investigations into instances of bribery or corruption related to these allegations. On January 25, 2017, the Mexican Government filed a criminal complaint with the Federal Attorney General’s Office against any party for acts that may have been committed against it.

Access to Information and Government Transparency

On May 9, 2016 the Ley Federal de Transparencia y Acceso a la Información Pública (Federal Law for Transparency and Access to Public Information) was published in the Official Gazette of the Federation, abrogating the former law of the same name. This law continues to ensure the right to access to information held by governmental entities and, additionally, was expanded to include transparency obligations for the armed forces, the Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency for Industrial Safety and Environmental Protection on Hydrocarbons Sector), the CNH, the CRE, the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development) and the productive state-owned companies. The new law sets forth the authority of the Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Information Access and Protection of Private Data or INAI) to impose sanctions.

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

On May 15, 2017, the Disposiciones de Carácter General Aplicables a las Bolsas de Valores (General Provisions Applicable to Stock Exchanges) were published in the Official Gazette of the Federation. These General Provisions strengthen the regulatory framework applicable to stock exchanges, including, among other measures, enhanced internal controls of the stock market, rules covering the disclosure of market-moving information and the establishment of contingency plans for stock exchanges experiencing operational distress.

On August 29, 2017, the concession for a new stock exchange in Mexico was published in the Official Gazette of the Federation by the Ministry of Finance and Public Credit. The new Bolsa Institutional de Valores (Institutional Stock Exchange, or BIVA) will begin operations once it fulfills the requirements set forth in the Ley del Mercado de Valores (Stock Market Exchange Law). This new concession was granted as part of the Ministry of Finance and Public Credit’s program to develop the securities market based on four main pillars: (1) changing the configuration and regulation of securities; (2) providing for the participation of development banks to promote securities markets; (3) changing the regulation of retirement funds and insurance companies to encourage investment in new projects and creating reference portfolios to establish incentives to participate in the securities market; and (4) developing a national strategy for financial education to encourage participation in development instruments.

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

Overview

In 2017 we focused on further recovering our financial stability, taking concrete steps towards implementing and building on the opportunities presented to us by the energy reform and strengthening the relationship with our stakeholders, including with our more recent partners in farm-outs and other associations. These actions took place against a macroeconomic landscape that continues to be challenging for us. While the decline in crude oil prices that commenced in late 2014 began to stabilize in 2017 and prices even began to rise slowly, we remain in a low price environment. In 2017, the weighted average price of the Mexican crude oil export price increased from U.S. $35.63 per barrel in 2016 to U.S. $46.73 per barrel.

Going Concern

Our consolidated financial statements as of December 31, 2017 and 2016 have been prepared on a going concern basis, which assumes that we can meet our payment obligations. As we describe in Note 2 to our consolidated financial statements, we have experienced certain conditions that have generated material uncertainty that may cast significant doubt on our ability to continue operating as a going concern. We discuss below, and in Note 2 to our consolidated financial statements, the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating, and achieve revenue maximization and efficiencies in an economic environment which is showing recovery and some stability. We continue operating as a going concern, and our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Commencing in 2016, we have begun to take certain actions to increase our efficiency and competitiveness. Towards that end, we have continued with our implementation of the 2017-2021 Business Plan (described below), and have otherwise taken advantage of the opportunities provided by the energy reform in the following ways:

•	2017-2021 Business Plan: On November 3, 2016, we announced our business plan for the five-year period from 2017 through 2021 (which we refer to as the 2017-2021 Business Plan), which is designed to improve cash flows, reduce net indebtedness, strengthen our financial balance (which we define as sales after deducting costs and expenses, investment expenses, taxes and duties, and financial debt service), reduce financial losses in our National Refining System and plans for continued cost-cutting and administrative discipline, as well as the establishment of additional alliances, including an intensive farm-out program. We intend to continue to execute on our business plan in 2018, even while our management seeks to update it with a 2018 plan that is currently under evaluation.

•	Farm-outs and Other Associations: An important part of our business plan is the leveraging of resources and expertise of third parties. In 2017, we entered into our first farm-out in deep waters (Trión) and our first two onshore farm-outs (Cárdenas-Mora and Ogarrio) and we intend to continue our farm-out program in 2018. We expect that these farm-outs will allow us to recoup some of our previous investments in our fields, as well as share certain risks associated with further development of those fields, while maintaining an interest in future profits. In addition, we participated and won assignments in multiple bidding rounds in 2017 and we intend to participate in subsequent bidding rounds, either with partners or independently, in order to further diversify and strengthen our exploration and production portfolio.

•	Improved Financial Position: In addition to taking advantage of new business opportunities and arrangements provided by the energy reform, such as farm-outs, we also continue to take certain specific measures to improve our financial position, including the following:

•	Pension Reform: As of January 1, 2016, new employees receive a defined contribution plan, pursuant to which both we and our employees contribute to each employee’s individual account,

in contrast to the defined benefit pension plan, pursuant to which only we contribute. To further reduce our pension liabilities, we are inviting employees hired prior to 2016 to transfer from their existing defined benefit pension plan to a defined contribution plan. We expect that this will allow us to decrease our employee benefits service cost and employee benefits liability going forward.

•	Assets Sales: In November 2017, we completed the divestiture of Ductos y Energéticos del Norte, S. de R.L. de C.V. and we continue to evaluate the divestiture of other non-essential assets to obtain working capital, such as the divestiture of TAG Norte Holding, S. de R.L. C.V., which we expect will be concluded in the first half of 2018.

•	Decreased Debt Financing: We also intend to improve our financial position by relying less on debt financing. As part of that strategy, in 2017 we issued Ps. 72.4 billion in debt, which is significantly less than the Ps. 231.6 billion we issued in 2016. For the year 2018, we intend to continue this strategy and are authorized to incur additional internal net debt of Ps. 30 billion and an additional external net debt of U.S. $6.2 billion. We continue to evaluate market conditions for opportunities to execute liability management transactions, which we expect will allow us to improve the terms of our outstanding debt.

•	2018 Plans: Our 2018 plans set out certain objectives we expect to achieve with respect to our subsidiary entities as follows:

•	Pemex Exploration and Production. Pemex Exploration and Production will focus on maintaining production levels and developing farm-outs and associations with the aim of increasing its operations and, with time, the production of hydrocarbons in the mid-term. Pemex Exploration and Production will also accelerate the migration of Integrated E&P Contracts and FPWC to exploration and extraction contracts and will focus on the rehabilitation and reincorporation activities of wells with production possibilities. In 2018, Pemex Exploration and Production will continue to promote actions that encourage efficiency and optimize costs.

In order to continue to take advantage of the benefits of the energy reform and to ensure our economic sustainability, in 2018 and in the up-coming years, Pemex Exploration and Production will focus on the following strategies: (1) establishment of an exploration model that allows us to grow our proven, probably and possible reserves; (2) further development of business plans for the development of shale; (3) containment and reversal of production decline and increase of profitability of assignments migrated without third party participation; (4) entering into and developing existing strategic alliances, partnertships and other arrangements to attract additional investment and to expand exploration activities; (5) focus on maintenance to improve the safety of our operations; (6) improved operational efficiency and cost control; and (7) an increase in sales of our hydrocarbons.

•	Pemex Industrial Transformation. With respect to Pemex Industrial Transformation, we will continue to perform reconfiguration and auxiliary services for our refineries and we will focus on the following strategies in 2018: (1) keeping our facilities safe and reliable, (2) improving the financial balance, (3) maintaining a significant market share in Mexico and (4) eliminating debts, which will help to improve our refining margin.

•	Pemex Logistics. After holding its first successful Open Season Public Auction in 2017, Pemex Logistics will continue to evaluate opportunities for executing subsequent auctions for certain of its pipelines and storage systems with the goal of diversifying its customer base and improving profitability.

•	Pemex Fertilizers, Pemex Ethylene and Pemex Drilling and Services. With respect to Pemex Fertilizers, Pemex Ethylene and Pemex Drilling and Services, we continue to focus on efficiency and profitability by, among others, entering into service contracts and by seeking partnerships for the purpose of modernizing our facilities.

•	New Budget: On July 14, 2017, Petróleos Mexicanos’ Board of Directors approved a proposal for the consolidated annual budget of Petróleos Mexicanos and the subsidiary entities for 2018, which was subsequently approved by the Mexican Congress on November 9, 2017 and published in the Official Gazette of the Federation on November 15, 2017. The consolidated annual budget of Petróleos Mexicanos and the subsidiary entities for 2018 approved by the Mexican Chamber of Deputies is approximately Ps. 391.9 billion, as compared to the Ps. 385.2 billion consolidated annual budget for 2017.

In addition, while we remain in a low price environment, if prices and markets for hydrocarbons continue to stabilize, this may allow us to accelerate the development of our fields, through partnerships or alone, contain the decline in our production and increase our revenues through the initiatives described above. In July 2018, presidential and federal congressional elections will be held in Mexico, which could also have an impact on the political and economic environment of the oil and gas industry and, in turn, our strategy.

Results of operations and financial condition in 2017

For the year ended December 31, 2017, we increased our net loss by 47.0%, from a net loss of Ps. 191.1 billion (U.S. $9.3 billion) in 2016 to a net loss of Ps. 280.9 billion (U.S. $14.2 billion) in 2017. This increase in net loss was primarily due to:

•	a Ps. 482.8 billion increase in impairment of wells, pipelines, properties, plant and equipment;

•	a Ps. 138.4 billion increase in cost of sales, mainly due to an increase in total sales;

•	a Ps. 68.5 billion increase in taxes and other duties;

•	a Ps. 17.5 billion decrease in other revenues, net;

•	a Ps. 3.9 billion increase in general expenses; and

•	a Ps. 1.8 billion decrease in profit sharing in joint ventures, associates and other.

This increase was partially offset by:

•	a Ps. 322.9 billion increase in total sales, mainly due to an increase in the average price of crude oil and natural gas;

•	a Ps. 277.2 billion decrease in exchange loss, net; and

•	a Ps. 23.0 billion decrease in financing cost, net.

For more information on our results of operations, see “—Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016” below.

In 2017, our (deficit) equity increased by Ps. 269.3 billion from negative Ps. 1,233.0 billion as of December 31, 2016 to negative Ps. 1,502.4 billion as of December 31, 2017. For more information on our deficit increase, see “—Liquidity and Capital Resources—Equity Structure and Mexican Government Contributions” below. This increase was mainly due to (1) our net loss for the year of Ps. 280.9 billion; (2) a Ps. 12.0 billion increase in actuarial gains on employee benefits; and (3) Ps. 6.0 billion in accumulated loss from the foreign currency translation effect.

Although we continue to depend heavily on net cash flows from financing activities, in 2017 we were able to strengthen our liquidity. Our accounts receivable, net, increased 37.4% in 2017, from Ps. 133.2 billion as of December 31, 2016 to Ps. 170.6 billion as of December 31, 2017, mainly due to the following:

•	an increase in accounts receivables from sales to our international customers;

•	customer services reimbursements;

•	the current portion of the promissory notes issued by the Mexican Government in relation to our pension liabilities;

•	higher accounts receivable from gasoline distributors; and

•	an increase in tax credits associated with hydrocarbon extraction duties.

In addition to increasing our assets, during 2017 we continued to address one of the most critical problems we faced in 2015—our accounts payable to suppliers. As of December 31, 2017, we owed our suppliers approximately Ps. 140.0 billion as compared to Ps. 151.6 billion as of December 31, 2016. As of December 31, 2017, we have paid the total outstanding balance due to suppliers and contractors as of December 31, 2016 and, as of March 31, 2018, we have paid approximately 75.0% of the total outstanding balance due to suppliers and contractors as of December 31, 2017.

Operating Challenges

During 2017 our crude oil production totaled 1,948.3 thousand barrels per day, which, while slightly surpassing our target of 1,944 thousand barrels per day for 2017, represented a decrease of 205.2 thousand barrels per day, or 9.5%, as compared to 2016. This decline was primarily a result of the natural decline of certain of our fields. We describe the reasons for this decline under “Item 4—Information on the Company—Business Overview—Exploration and Production—Crude Oil and Natural Gas Production.” For 2018, we have set a crude oil production target of 1,951 thousand barrels per day.

In 2017, the total crude oil we processed decreased by 17.8% to 767.0 thousand barrels per day, primarily due to unscheduled shutdowns at our Salina Cruz refinery as a result of natural disasters and the implementation of general maintenance programs at our Madero and Minatitlán refineries. As a result, usage of our primary distillation capacity decreased by 11.1% to 47.1% in 2017. Although we had a decrease in crude oil processing, our variable refining margin increased by U.S. $0.95 per barrel to U.S. $5.43 per barrel in 2017, primarily as a result of the increase in average sales prices for refined products.

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

As of December 31, 2017, we have carried out an impairment test to assess the carrying amount of non-financial assets, other than inventories and deferred taxes. The impairment test has resulted in a net impairment of Ps. 151.4 billion, primarily resulting from a Ps. 129.3 billion impairment for Pemex Exploration and Production due to (1) the deferral of the development investments in the first five years of the economic horizon in the proved reserves, (2) insufficient cash flows to make up for costs recovery at the Burgos and Lakach projects resulting from the 4.3% appreciation of the Mexican peso against the U.S. dollar from a peso–U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso–U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017, due to the fact that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at end of the period; (3) a 0.3% increase in the discount rate; (4) a 7.2% decrease in crude oil forward prices and (5) the natural decline in production in the Macuspana project. For more information on the impairment of our non-financial assets, see Note 12 to our consolidated financial statements included herein.

Income Taxes

As described under “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government” above and in Note 3(n) and Note 20 to our consolidated financial statements included herein, the fiscal regime applicable to Petróleos Mexicanos and the subsidiary entities and certain subsidiary companies as of December 31, 2017 became effective on January 1, 2015. Effective as of this date, the Hydrocarbons Revenue Law and the Federal Revenue Law of the applicable year comprise the fiscal regime applicable to us.

As of December 31, 2017, Petróleos Mexicanos and the subsidiary entities are required to estimate taxable income according to IAS 12, “Income Taxes.” This process involves an estimation of our actual current tax and an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred assets will be recovered from future taxable income.

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

Exploration and Production Taxes and Duties

The fiscal regime applicable to the exploration and production assignments granted to us by the Mexican Government includes the following taxes and duties:

•	Profit-Sharing Duty. The Profit-Sharing Duty is calculated based on the value of hydrocarbons produced in the relevant area minus certain permitted deductions. As of January 1, 2017, the applicable rate of this duty was 67.50%. Pursuant to the Hydrocarbons Revenue Law, the Profit-Sharing Duty decreases on an annual basis and as of January 1, 2019, it is expected to be set at 65%.

•	Hydrocarbons Extraction Duty. The Hydrocarbons Extraction Duty is calculated based on a rate that varies according to (i) the type of hydrocarbon (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), (ii) the volume of production and (iii) the relevant market price.

•	Exploration Hydrocarbons Duty. The Exploration Hydrocarbons Duty is calculated by applying a quote per square kilometer for each assigned phase of production and extraction phase. Pemex Exploration and Production must make monthly payments of this duty. The Mexican Government is entitled to collect a monthly payment of Ps. 1,214 per square kilometer of non-producing areas. After 60 months, this tax increases to Ps. 2,903.54 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national price index.

For more information on the taxes and duties applicable to and paid by Pemex Exploration and Production, see Note 20 to our consolidated financial statements included herein.

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

Employee Benefits

As described under “Item 6—Directors, Senior Management and Employees—Employees” below and in Note 2(m) and Note 17 to our consolidated financial statements included herein, as of January 1, 2016, we are operating both a defined contribution plan and defined benefit pension plan. Until December 31, 2015, we only operated a defined benefit pension plan.

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

Benefits to employees were approximately 34.6% and 34.3% of our total liabilities as of December 31, 2017 and 2016, respectively, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period.

Recently Issued Accounting Standards

New accounting interpretations and revisions under IFRS that apply to annual periods beginning on or after January 1, 2018, as well as additional standards, amendments or interpretations that, even though not yet effective, could have a material impact on our consolidated financial statements, and a breakdown of the effect of such new accounting interpretations and revisions are disclosed in Note 3(v) to our consolidated financial statements included herein.

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

The following table sets forth the weighted average market price per barrel of crude oil that PMI received from exports and the average price of its benchmark, West Texas Intermediate (or WTI) crude oil, for the years indicated. In 2013, the average prices of crude oil that we exported were higher than the average prices of WTI crude oil. As of December 31, 2014, 2015, 2016 and 2017 however, the average price of crude oil that we exported fell below the average price of WTI crude oil, primarily due to the strengthening of the WTI crude oil against the prices of certain benchmark crudes, such as West Texas Sour, Light Louisiana Sweet and Brent Dated, and against the price of high sulfur fuel oil, upon which the pricing formulas for our crude oil are based.    See “Item 4—Information on the Company—Business Overview—International Trading.”

	Year ended December 31,
	2013		2014		2015		2016		2017
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $	97.99	U.S. $	93.28	U.S. $	48.71	U.S. $	43.34	U.S. $	50.79
PEMEX crude oil weighted average export price		98.44		85.48		43.12		35.65		46.73

Note:	The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On April 27, 2018, the spot price for West Texas Intermediate crude oil was U.S. $68.10 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $60.89 per barrel.

Sources: PMI operating statistics and Platt’s U.S. Marketscan (McGraw-Hill Company).

Domestic Prices

Until December 31, 2017, the formulas used to determine prices for petroleum products and petrochemical products sold in the Mexican market were determined by the Ministry of Finance and Public Credit and the CRE, in accordance with the Federal Public Administration Organic Law, as amended, the Ley de Planeación (Planning Law), the Reglamento Interior (Internal Regulations) of the Ministry of Finance and Public Credit and the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law). The Ministry of Finance and Public Credit and the CRE received input from us and other governmental ministries through committees composed of officers of Petróleos Mexicanos, the subsidiary entities, some of the subsidiary companies, and representatives of various government ministries, including, among others, the Ministry of Finance and Public Credit, the Ministry of Energy, the Secretaría de la Función Pública (Ministry of Public Function, or the SFP) and the Secretaría de Economía (Ministry of Economy). The Ministry of Finance and Public Credit and the CRE determined wholesale and first-hand sale prices based on opportunity cost, which considers international prices, and makes adjustments to reflect transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price was determined based on the wholesale price plus the value added tax, the retailer’s margin and freight costs. The Ministry of Finance and Public Credit adjusted prices for petroleum and petrochemical products sold in the Mexican market, so that they are consistent with the Mexican Government’s macroeconomic targets.

As a part of the energy reform, the Mexican Government began to liberalize prices for petroleum and petrochemical products in 2017 and, as of the date of this annual report, domestic fuel prices have been fully liberalized, are now determined according to market forces and may vary without regard to any specific range determined by the Mexican Government. For further information on domestic prices see “Item 4—Business Overview—Industrial Transformation—Refining—Pricing Decrees” and “Item 4—Business Overview—Industrial Transformation—Gas and Aromatics—Pricing Decrees” above.

The following table compares the average prices in nominal terms of selected petroleum and petrochemical products in Mexico for the years indicated:

	2013	2014	2015	2016	2017
Petroleum Products
Unleaded regular gasoline(1)	Ps. 1,398.03	Ps. 1,460.45	Ps. 1,463.02	Ps. 1,460.19	Ps. 1,413.27
Premium gasoline(1)	1,464.83	1,272.73	1,127.40	931.81	1,277.53
Diesel(1)	1,471.28	1,457.16	1,482.90	1,457.27	1,543.52
Jet fuel(1)	1,558.08	1,458.34	1,370.67	1,268.38	1,187.40
Natural Gas(2)	5.57	5.44	6.18	5.81	6.99
Liquified Petroleum(2)	21.57	21.77	22.18	30.43	36.13
Selected Petrochemicals
Ammonia(3)	6,242.51	6,125.17	6,275.83	6,083.33	6,433.61
Polyethylene(3)	17,931.24	20,300.29	19,798.58	23,402.82	22,300.62

(1)	Pesos per barrel.
(2)	Pesos per hundred cubic feet.
(3)	Pesos per ton.

Source: Petróleos Mexicanos.

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2015	2016	2017
	(in millions of pesos)(1)
Hydrocarbon extraction duties and others	Ps. 377,087	Ps. 277,162	Ps. 338,044
Income tax	(45,587)	(12,640)	(5,064)

Total	Ps. 331,500	Ps. 264,522	Ps. 332,980

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government.”Numbers may not total due to rounding.
(1)	Figures are stated in nominal pesos.

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

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, along with turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was, 4.0% in 2013, 4.1% in 2014, 2.1% in 2015, 3.4% in 2016 and 6.8% in 2017.

We do not use inflation accounting, unless the economic environment in which we operate qualifies as “hyperinflationary,” as defined by IFRS. In accordance with IFRS, the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is 100% or more. Because the economic environment in the three-year periods ended December 31, 2015, 2016 and 2017 did not qualify as hyperinflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2015, 2016 and 2017 included herein.

Consolidation

Our financial statements consolidate the results of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Certain non-material subsidiary companies are not consolidated and are accounted for under either the cost method or the equity method. For a list of the consolidated subsidiary companies, see Note 3(a) and Note 4 to our consolidated financial statements included herein.

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

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Total Sales

Total sales increased by 30.1%, or Ps. 322.9 billion, in 2017, from Ps. 1,074.1 billion in 2016 to Ps. 1,397.0 billion in 2017, primarily due to an increase in the volume of our domestic and export sales, mainly due to an increase in the average sales prices of our petroleum products for the reasons explained in further detail below.

Domestic Sales

Domestic sales increased by 30.9% in 2017, from Ps. 670.0 billion in 2016 to Ps. 877.4 billion in 2017, primarily due to an increase in the average prices of fuel oil, diesel, gasoline and liquefied natural gas. Domestic sales of petroleum products increased by 39.6% in 2017, from Ps. 529.3 billion in 2016 to Ps. 738.9 billion in 2017, primarily due to a 34.1% increase in the average price of gasoline, a 60.7% increase in the average price of diesel, a 26.2% increase in the average price of jet fuel and a 78.9% increase in the average price of fuel oil. These price increases were partially offset by a 27.1% decrease in the volume of sales of premium gasoline, primarily due to a decrease in demand from retail service stations and a 15.8% decrease in the volume of sales of liquefied natural gas. Domestic sales of natural gas increased by 19.0% in 2017, from Ps. 59.6 billion in 2016 to Ps. 70.9 billion in 2017, primarily due to a 43.0% increase in the average sales price of natural gas, partially offset by a 16.8% decrease in the volume of sales of natural gas. Domestic sales of liquefied natural gas decreased by 3.7% in 2017, from Ps. 50.9 billion in 2016 to Ps. 49.0 billion in 2017, primarily as a result of a 15.8% decrease in the volume of sales of liquefied natural gas due to the market share loss that resulted from increased competition due to the liberalization of imports that began in 2016, which was partially offset by a 14.4% increase in the average sales price of liquefied natural gas. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 47.0%, from Ps. 30.2 billion in 2016 to Ps. 16.0 billion in 2017, primarily as a result of a decrease in the volume of sales of polyethylene.

Export Sales

Export sales increased by 28.7% in peso terms in 2017 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 395.1 billion in 2016 to Ps. 508.5 billion in 2017. This increase was primarily due to a 33.9% increase in the weighted average Mexican crude oil export price, a 63.4% increase in the export sales of fuel oil, mainly due to an increase in the average sales price of fuel oil, a 4.5% increase in the export sales of naphthas and a Ps. 1,087.8 million increase in the export sales of petrochemical products. This increase in export sales was partially offset by a 2.7% decrease in the volume of export sales of petroleum products.

Excluding the trading activities of the Trading Companies (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the Trading Companies and third parties increased by 31.4% in peso terms, from Ps. 327.8 billion in 2016 to Ps. 430.6 billion in 2017. In U.S. dollar terms, excluding the trading activities of the Trading Companies, total export sales (which are U.S. dollar-denominated) increased by 29.7% in 2017, from U.S. $17.5 billion in 2016 to U.S. $22.7 billion in 2017. This was primarily due to the 33.9% increase in the weighted average Mexican crude oil export price. The trading and export activities of the Trading Companies generated additional marginal revenues of Ps. 77.9 billion in 2017, 15.6% higher in peso terms than the Ps. 67.4 billion of additional revenues generated in 2016, mainly due to an increase in the average prices of diesel and gasoline. Export sales of PMI-NASA, one of our principal Trading Companies, increased by 13.6% in 2017, from Ps. 57.9 billion in 2016 to Ps. 65.8 billion in 2017. The weighted average price per barrel of crude oil that PMI sold to third parties in 2017 was U.S. $47.73, or 33.9%, higher than the weighted average price of U.S. $35.63 in 2016.

Crude oil and condensate export sales to PMI accounted for 88.4% of total export sales (excluding the trading activities of the Trading Companies) in 2017, as compared to 88.1% in 2016. These crude oil and condensate sales increased in peso terms by 31.8% in 2017, from Ps. 288.6 billion in 2016 to Ps. 380.5 billion in 2017, and increased in U.S. dollar terms by 29.7 % in 2017, from U.S. $15.5 billion in 2016 to U.S. $20.1 billion in 2017. The weighted average price per barrel of crude oil that Pemex Exploration and Production sold to PMI for export in 2017 was U.S. $47.26, 34.4% higher than the weighted average price of U.S. $35.17 in 2016.

Export sales of petroleum products, including natural gas and natural gas liquids, by our industrial transformation segment to the Trading Companies and third parties decreased from 10.9% of total export sales (excluding the trading activities of the Trading Companies) in 2016 to 10.7% of those export sales in 2017. Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 29.2%, from Ps. 35.6 billion in 2016 to Ps. 46.0 billion in 2017, primarily due to an increase in the average sales prices of fuel oil and naphthas. In U.S. dollar terms, export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 26.3%, from U.S. $1.9 billion in 2016 to U.S. $2.4 billion in 2017. Export sales of natural gas increased by 3.3%, from Ps. 21.0 million in 2016 to Ps. 21.7 million in 2017, primarily due to an increase in the average sales price of natural gas.

Petrochemical products accounted for the remainder of export sales in 2016 and 2017. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by Ps. 1,087.8 million in 2017, from Ps. 3,537.5 million in 2016 to Ps. 4,625.3 million in 2017, primarily due to an increase in export sales of Grupo Fertinal in 2017. In U.S. dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 2.7% in 2017, from U.S. $218.7 million in 2016 to U.S. $212.8 million in 2017.

Services Income

Services income increased by 24.0% in 2017, from Ps. 9.0 billion in 2016 to Ps. 11.1 billion in 2017, primarily as a result of an increase in transportation services provided by Pemex Logistics to CENAGAS and an increase in freight services provided by Pemex Industrial Transformation to third parties.

Cost of Sales

Cost of sales increased by 16.0%, from Ps. 865.8 billion in 2016 to Ps. 1,004.2 billion in 2017. This increase was mainly due to: (1) an increase of Ps. 131.2 billion in purchases of imports, primarily Magna gasoline, diesel and natural gas, mainly due to an increase in the price of imports and an increase in the volume of imports required to meet domestic demand; (2) a Ps. 15.5 billion increase in hydrocarbon exploration and extraction duties and taxes due to higher average sales prices in 2017; (3) a Ps. 9.5 billion increase in operating expenses, mainly due to an increase in expenses for materials and spare parts; and (4) a Ps. 6.2 billion increase in depreciation of fixed assets and amortization of wells, primarily due to the increased value of assets to be depreciated as a result of the partial reversal of the impairment recorded in 2016. This increase was partially offset by a Ps. 26.0 billion decrease in the cost of unsuccessful wells, primarily due to a decrease in investment.

Impairment of Wells, Pipelines, Properties, Plant and Equipment

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 482.7 billion in 2017, from a net reversal of impairment of Ps. 331.3 billion in 2016 to a net impairment of Ps. 151.4 billion in 2017, mainly due to: (1) the deferral of the development investments in the first five years of the economic horizon in the proved reserves, (2) insufficient cash flows to make up for costs recovery at the Burgos and Lakach projects resulting from the 4.3% appreciation of the Mexican peso against the U.S. dollar from a peso–U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso–U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017, due to the fact that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the end of the period; (3) a 0.3% increase in the discount rate; (4) a 7.2% decrease in crude oil forward prices, and (5) the natural decline in production in the Macuspana project.

General Expenses

General expenses increased by Ps. 3.9 billion, from Ps. 137.9 billion in 2016 to Ps. 141.8 billion in 2017, mainly due to an increase in administrative expenses relating to the contributions to the defined contribution pension plan and incentives to encourage employees to migrate from the defined benefit pension plan to the defined contribution plan.

Other Revenues/Expenses, Net

Other revenues, net, decreased by Ps. 17.5 billion in 2017, from other revenues, net, of Ps. 22.7 billion in 2016 to other revenues, net, of Ps. 5.2 billion in 2017. This decrease was primarily due to the recognition of a Ps. 8.4 billion loss in the disposal of wells, pipelines, properties, plant and equipment and a Ps. 3.3 billion loss in the sale of our shares in Repsol. The decrease in other revenues, net, was partially offset by a Ps. 3.1 billion gain from the sale of our 50% interest in Ductos y Energéticos del Norte and the recovery of a Ps. 13.6 million insurance payment relating to an accident that occurred on our Abkatún-A platform in April 2015. For more information on the explosion at the Abkatún-A platform, see “Item 4—Health, Safety and Environmental Performance”.

Financing Income

Financing income increased by Ps. 2.4 billion in 2017, from Ps. 13.8 billion in 2016 to Ps. 16.2 billion in 2017, primarily due to interest on the promissory notes issued by the Mexican Government in relation to our pension liabilities.

Financing Cost

Financing cost increased by 18.8% in 2017, from Ps. 98.8 billion in 2016 to Ps. 117.6 billion in 2017, primarily due to an increase in interest expense in 2017 following higher levels of indebtedness and the 4.3% appreciation of the peso relative to the U.S. dollar in 2017 as compared to 2016.

Derivative Financial Instruments Income (Cost)

Derivative financial instruments income (cost), net, increased by Ps. 39.3 billion, from a net cost of Ps. 14.0 billion in 2016 to a net income of Ps. 25.3 billion in 2017, primarily due to the depreciation of the U.S. dollar relative to other foreign currencies we hedge and the restructuring of certain of our derivative financial instruments.

Exchange Gain, Net

A substantial portion of our indebtedness, 86.6% as of December 31, 2017, is denominated in foreign currencies. Our exchange gain, net, increased by Ps. 277.2 billion in 2017, from an exchange loss of Ps. 254.0 billion in 2016 to an exchange gain of Ps. 23.2 billion in 2017, primarily as a result of a 4.3% appreciation of the peso relative to the U.S. dollar in 2017. Due to the fact that 100.0% of our revenues from are referenced to prices denominated in U.S. dollars, and only 74.0% of our expenses, including financing costs, are linked to U.S. dollar prices, the appreciation of the peso relative to the U.S. dollar had an unfavorable effect on our ability to meet peso-denominated obligations. The value of the peso in U.S. dollar terms appreciated by 4.3% in 2017, from Ps. 20.6640 = U.S. $1.00 on December 31, 2016 to Ps. 19.7867 = U.S. $1.00 on December 31, 2017, as compared to a 20.1% depreciation of the peso in U.S. dollar terms in 2016.

Taxes, Duties and Other

Hydrocarbon extraction duties and other duties and taxes paid increased by 25.9% in 2017, from Ps. 264.5 billion in 2016 to Ps. 333.0 billion in 2017, primarily due to the 34.4% increase in the weighted average price of the Mexican crude oil export price, from U.S. $35.63 per barrel in 2016 to U.S. $47.26 per barrel in 2017. Income related duties and taxes represented 23.8% of total sales in 2017, as compared to 24.6 % of total sales in 2016.

Net Income/Loss

In 2017, we had a net loss of Ps. 280.9 billion from Ps. 1,397.0 billion in total sales revenues, as compared to a net loss of Ps. 191.1 billion from Ps. 1,074.1 billion in total sales revenues in 2016. This increase in net loss was primarily explained by:

•	a Ps. 482.7 billion increase in the impairment of fixed assets;

•	a Ps. 68.5 billion increase in taxes and other duties, mainly due to the increase in the weighted average price of the Mexican crude oil export price; and

•	a Ps. 17.5 billion decrease in other revenues, net.

This increase was partially offset by:

•	a Ps. 322.9 billion increase in total sales, mainly due to the increase in average sales prices of our domestic refined petroleum products and export crude oil;

•	a Ps. 277.2 billion increase in exchange gain, net; and

•	a Ps. 39.3 billion increase in derivative financial instruments income, net.

Other Comprehensive Results

In 2017, we had a net gain of Ps. 11.5 billion in other comprehensive results, as compared to a net gain of Ps. 127.9 billion in 2016, primarily due to an increase in the reserve for employee benefits that resulted from the decrease in the discount rate and expected rate of return on plan assets used in the actuarial computation method from 8.2% in 2016 to 7.9% in 2017, as well as the effect of employees migrating from the defined benefits pension plan to the defined contribution plan.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Total Sales

Total sales decreased by 7.5%, or Ps. 87.7 billion, in 2016, from Ps. 1,161.8 billion in 2015 to Ps. 1,074.1 billion in 2016, primarily due to a decrease in our domestic sales following the decrease in average sales prices of our petroleum products and the decrease in volume of sales of liquefied natural gas in Mexico, in each case, for the reasons explained in further detail below. This decrease in total sales was partially offset by a 8.0% increase in services income.

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

Excluding the trading activities of the Trading Companies (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the Trading Companies and third parties decreased by 0.5% in peso terms, from Ps. 329.6 billion in 2015 to Ps. 327.8 billion in 2016. In U.S. dollar terms, excluding the trading activities of the Trading Companies, total export sales (which are U.S. dollar-denominated) decreased by 16.2% in 2016, from U.S. $20.9 billion in 2015 to U.S. $17.5 billion in 2016. This was primarily due to the 17.4% decrease in the weighted average Mexican crude oil export price and a 2.1% increase in the volume of crude oil exports. The trading and export activities of the Trading Companies generated additional marginal revenues of Ps. 67.4 billion in 2016, 13.2% lower in peso terms than the Ps. 77.5 billion of additional revenues generated in 2015, mainly due to a decrease in the average prices of diesel and gasoline. Export sales of PMI-NASA, one of our principal Trading Companies, decreased by 9.4% in 2016, from Ps. 63.9 billion in 2015 to Ps. 57.9 billion in 2016. The weighted average price per barrel of crude oil that PMI sold to third parties in 2016 was U.S. $35.63, or 17.4%, lower than the weighted average price of U.S. $43.12 in 2015.

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

Services Income

Services income increased by 8.0% in 2016, from Ps. 8.3 billion in 2015 to Ps. 9.0 billion in 2016, primarily as a result of an increase in transportation services supplied by Pemex Logistics to CENAGAS and an increase in freight services provided by Pemex Industrial Transformation to third parties.

Cost of Sales

Cost of sales decreased by 2.9%, from Ps. 892.0 billion in 2015 to Ps. 865.8 billion in 2016. This decrease was mainly due to: (1) a Ps. 23.4 billion decrease in operating expenses, primarily due to cost saving measures; (2) a Ps. 25.0 billion decrease in cost of employee benefits, mainly due to the ongoing benefits resulting from the modifications made to our pension regime in 2015; (3) a Ps. 16.9 billion decrease in the amortization of wells as a result of the net effect of the impairment recorded in 2015 of new investments made in 2016; and (4) a Ps. 5.5 billion decrease in hydrocarbon extraction and exploration duties and taxes due to decreased production and lower average sales prices in 2016 as compared to 2015. This decrease was partially offset by (1) a Ps. 46.9 billion increase in the purchases of imports, primarily gasoline and diesel, due to an increase in the price of imports owing to the 20.1% appreciation of the U.S. dollar relative to the peso in 2016 and a 9.3% increase in the volume of imports; and (2) a Ps. 5.9 billion increase in the cost of unsuccessful wells.

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

Other Revenues/Expenses, Net

Other revenues, net, increased by Ps. 23.5 billion in 2016, from other expenses, net, of Ps. 0.9 billion in 2015 to other revenues, net, of Ps. 22.6 billion in 2016. This increase was primarily due to a Ps. 28.4 billion fiscal support from the Ministry of Finance and Public Credit in connection with the Profit-Sharing Duty, due to the decrease in average prices and production of crude oil, and a Ps. 15.2 billion profit from the sale of our 50% interest in Gasoductos de Chihuahua. This increase in other revenues, net was partially offset by an expense of

Ps. 27.7 billion that was recognized following our transfer of pipelines and other assets to CENAGAS, due to the difference between the book value of these assets and the amount paid by CENAGAS for these assets.

Financing Income

Financing income decreased by Ps. 1.2 billion in 2016, from Ps.15.0 billion in 2015 to Ps. 13.8 billion in 2016, primarily due to a decrease in the amount we were able to invest during the year, which was partially offset by yield derived from the promissory notes issued by the Mexican Government in connection with our pension liabilities.

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

Exchange Loss, Net

A substantial portion of our indebtedness, 83.2% as of December 31, 2016, is denominated in foreign currencies. Our exchange loss increased by Ps. 99.2 billion, from an exchange loss of Ps. 154.8 billion in 2015 to an exchange loss of Ps. 254.0 billion in 2016, primarily as a result of the 5.3% increase in our indebtedness that is denominated in other currencies and the higher rate of depreciation of the peso against the U.S. dollar, which depreciated by 20.1% in 2016 as compared to 16.9% in 2015. However, due to the fact that over 95.7% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, and only 71.0% of our expenses, including financing costs, are linked to U.S. dollar prices, the depreciation of the peso relative to the U.S. dollar did have a significant effect on our ability to meet U.S. dollar-denominated financial obligations and improved our ability to meet peso-denominated financial obligations in 2016. The value of the peso in U.S. dollar terms depreciated by 20.1% in 2016, from Ps. 17.2065 = U.S. $1.00 on December 31, 2015 to Ps. 20.6640 = U.S. $1.00 on December 31, 2016, as compared to a 16.9% depreciation of the peso in U.S. dollar terms in 2015.

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

Net Income/Loss

In 2016, we had a net loss of Ps. 191.1 billion from Ps. 1,079.5 billion in total sales revenues, as compared to a net loss of Ps. 712.6 billion from Ps. 1,166.4 billion in total sales revenues in 2015. This decrease in net loss was primarily explained by:

•	a Ps. 809.2 billion decrease in the impairment of fixed assets;

•	a Ps. 67.0 billion decrease in taxes and other duties, mainly due to the decrease in the weighted average price of the Mexican crude oil export price; and

•	a Ps. 23.5 billion increase in other revenues, net.

This decrease was partially offset by

•	a Ps. 172.3 billion increase in the net periodic cost of employee benefits, mainly due to the one-time Ps. 196.1 billion decrease in pension liabilities recorded in 2015 as a result of modifications made to our pension regime;

•	a Ps. 99.2 billion increase in exchange loss, net;

•	a Ps. 86.8 billion decrease in total sales, mainly due to the decrease in average sales prices of our petroleum products and the decrease in volume of sales of liquefied natural gas in Mexico; and

•	a Ps. 24.9 billion increase in financing costs, net.

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

Changes in Statement of Financial Position of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—from December 31, 2016 to December 31, 2017

Assets

Cash and cash equivalents decreased by Ps. 65.7 billion, or 40.2%, in 2017, from Ps. 163.5 billion as of December 31, 2016 to Ps. 97.8 billion as of December 31, 2017. This decrease was mainly due to an increase in payments to suppliers and contractors, payments on our debt instruments and taxes.

Accounts receivable, net, increased by Ps. 37.4 billion, or 28.1%, in 2016, from Ps. 133.2 billion as of December 31, 2016 to Ps. 170.6 billion as of December 31, 2017, primarily due to: (1) a Ps. 19.6 billion increase in accounts receivable, net, from sales to our international customers, mainly due to the 34.4% increase in the weighted average market price per barrel of crude oil during 2017, from U.S. $35.17 per barrel in 2016 to U.S. $46.27 per barrel in 2017; (2) a Ps. 20.5 billion increase in accounts receivable, net, from sales to domestic customers, mainly due to an increase in the sales price of gasoline and fuel oil to the CFE; and (3) a Ps. 3.6 billion increase in accounts receivable from sundry debtors, mainly due to Ps. 2.5 billion as the current portion of the promissory notes issued by the Mexican Government in relation to our pension liabilities. This increase was partially offset by a Ps. 6.3 billion decrease in accounts receivable from tax credits.

Inventories increased by Ps. 17.8 billion, or 39.2%, in 2017, from Ps. 45.9 billion as of December 31, 2016, to Ps. 63.9 billion as of December 31, 2017, mainly due to an increase in the volume of imports of petroleum products to meet domestic demand.

Derivative financial instruments increased by Ps. 25.3 billion in 2017, from Ps. 4.8 billion as of December 31, 2016 to Ps. 30.1 billion as of December 31, 2017. This increase was mainly due to the increase in the fair value of cross-currency swaps as a result of the depreciation of the U.S. dollar relative to the other relevant currencies.

Wells, pipelines, properties, plant and equipment decreased by Ps. 231.2 billion in 2017, primarily due to a net impairment in the amount of Ps. 151.4 billion. See “—Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016—Impairment of Wells, Pipelines, Properties, Plant and Equipment” above in this Item 5 for more information.

Deferred taxes increased by Ps. 45.9 billion, or 45.7%, in 2017, from Ps. 100.3 billion as of December 31, 2016 to Ps. 146.2 billion as of December 31, 2017, mainly due to the Ps. 37.2 billion in deferred profit-sharing duty assets and Ps. 7.1 billion of tax-loss carryforwards.

During 2017, restricted cash decreased by Ps. 10.5 due to the disbursement of previously deposited funds following a settlement agreement with COMMISA. As a result, we no longer have any restricted cash.

Liabilities

Total debt, including accrued interest, increased by Ps. 54.7 billion, or 2.8%, in 2017, from Ps. 1,983.2 billion as of December 31, 2016 to Ps. 2,037.9 billion as of December 31, 2017, mainly due to higher levels of indebtedness.

Line items related to suppliers and contractors decreased by Ps. 11.7 billion, or 7.7%, in 2017, from Ps. 151.6 billion as of December 31, 2016 to Ps. 140.0 billion as of December 31, 2017, primarily due to the continued execution of payment programs established during 2016 to address the total outstanding balance of payments due to suppliers and contractors at year end.

Taxes and duties payable increased by Ps. 2.2 billion, or 4.5%, in 2017, from Ps. 48.8 billion as of December 31, 2016 to Ps. 51.0 billion as of December 31, 2017, primarily due to (1) a Ps. 4.6 billion increase in hydrocarbon extraction duties and (2) a Ps. 2.9 billion decrease in the Profit-Sharing Duty and other taxes.

Derivative financial instruments liabilities decreased by Ps. 13.1 billion, or 42.5%, in 2017, from Ps. 30.9 billion as of December 31, 2016 to Ps. 17.8 billion as of December 31, 2017. This decrease was mainly due to a decrease in the fair value of our cross-currency swaps, partially as a result of the depreciation of the U.S. dollar against the other relevant currencies, as well as changes in the maturity and settlement of certain cross-currency swaps.

Employee benefits liabilities increased by Ps. 38.0 billion, or 3.1%, in 2017, from Ps. 1,220.4 billion as of December 31, 2016 to Ps. 1,258.4 billion as of December 31, 2017. This increase was primarily due to (1) recognition of the net periodic cost of employee benefits and active employee transfers; (2) actuarial gains and contributions made to the Fondo Laboral Pemex (Pemex Labor Fund) trust; and (3) payments made for medical and hospital services and post-mortem benefits provided to retired employees and certain of their beneficiaries.

Equity (Deficit), Net

Equity (deficit), net, increased by Ps. 269.3 billion, or 21.8%, in 2017, from negative Ps. 1,233.0 billion as of December 31, 2016 to negative Ps. 1,502.4 billion as of December 31, 2017. This increase was mainly due to (1) our net loss for the year of Ps. 280.9 billion; (2) a Ps. 12.0 billion increase in actuarial gains on employee benefits; and (3) Ps. 6.0 billion in accumulated loss from the foreign currency translation effect.

Liquidity and Capital Resources

Overview

During 2017, we were able to strengthen our liquidity position by increasing our accounts receivable, decreasing our accounts payable to suppliers and managing our liquidity risk through derivative financial instruments.

Our principal uses of funds in 2017 were primarily the repayment of debt, strengthening our cash flow through the actions listed below, and, to a lesser extent, the acquisition of wells, pipelines, properties, plant and equipment, sale of financial assets and shares, which collectively amounted to Ps. 80.7 billion. We met this requirement primarily with cash provided by cash flows from borrowings, which amounted to Ps. 704.7 billion. During 2017, our net cash flow from operating activities, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. See “—Overview— Redefinition of Petróleos Mexicanos as a State-Owned Productive Company” above for more information and a discussion of actions being taken in response to this imbalance of resources.

For 2017, our capital expenditures decreased by approximately 38.2% from 2016, primarily due to the expected price levels of our products in 2017 and our expected borrowing capacity. Additionally, one of the most critical problems we faced in 2015 and continued to address in 2017 was our accounts payable to suppliers. As of December 31, 2017, we owed our suppliers approximately Ps. 140.0 billion as compared to Ps. 151.6 billion as of December 31, 2016. As of December 31, 2017, we have paid the total outstanding balance due to suppliers and contractors as of December 31, 2016. The average number of days outstanding of our accounts payable decreased from 82 days as of December 31, 2016 to 62 days as of December 31, 2017. Despite these obligations, we believe net cash flows from our operating and financing activities, together with available cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in 2018 because, since early 2015, we and the Mexican Government have adjusted investment, taxation and financing plans to address declining oil prices and maintain our financial strength and flexibility as described above under “Redefinition of Petróleos Mexicanos as a State-Owned Productive Company” and as further described below:

•	Changes to Our Business Plan. We have implemented certain measures intended to improve our financial situation, including the reduction of our budget in February 2016, the implementation of a plan to reduce costs and the establishment of lines of credit with Mexican development banks.

•	Modifying Our Funding Strategy. We have adjusted our financing strategy to diversify our sources of funding.

•	Changes to Employee Benefits Plans. We have incentivized our existing employees to migrate from the defined benefits pension plan to the defined contribution plan. For more information, see “—Critical Accounting Policies—Employee Benefits” above.

•	Asset Sales. We have sold certain of our non-essential assets to obtain working capital, including the divestiture of our participation in the Ramones II Norte gas pipeline through the sale of our interest in Ductos y Energéticos del Norte, S. de R.L. de C.V., which is expected to be concluded in the first half of 2018.

•	Reduction in Outstanding Accounts Payable. As described above, as of December 31, 2017, we have paid the total outstanding balance due to suppliers and contractors as of December 31, 2016.

•	No Payment of Dividend. The Mexican Government announced that Petróleos Mexicanos was not required to pay a state dividend in 2017 and will not be required to pay one in 2018. See “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX—Other Payments to the Mexican Government” above for more information.

The Federal Income Law applicable to us as of January 1, 2017, provides for the incurrence of up to U.S. $8.1 billion in net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt, which we have incurred primarily to finance the capital expenditures needed to carry out our capital investment projects. The sharp decline in oil prices that began in late 2014 had a negative impact on our ability to generate positive cash flows, which, together with our continued heavy tax burden, further exacerbated our ability to fund our capital expenditures and other expenses from cash flow from operations. Despite the continuing low price environment and our heavy tax burden, our cash flow from operations in 2017 together with our funds from financing activities were sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for 2018.

As of December 31, 2017, our total indebtedness, including accrued interest, was approximately Ps. 2,037.9 billion (U.S. $103.0 billion), in nominal terms, which represents a 2.8% increase compared to our total indebtedness, including accrued interest, of approximately Ps. 1,983.2 billion (U.S. $96.0 billion) as of December 31, 2016. Approximately 25.8% of our existing debt as of December 31, 2017, or Ps. 526.5 billion (U.S. $26.6 billion), is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps. 68.4 billion (U.S. $3.3 billion) as of December 31, 2016 to a negative working capital of Ps. 25.6 billion (U.S. $1.3 billion) as of December 31, 2017. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness (including refinancings of existing indebtedness). In addition, we are taking actions to improve our financial position, such as those discussed above, particularly through our 2017-2021 Business Plan.

Certain rating agencies have expressed concerns regarding: (1) the total amount of our debt; (2) the increase in our indebtedness over the last several years; (3) our negative free cash flow during 2016, primarily resulting from our significant capital investment projects and the declining price of oil; (4) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,258.4 billion (U.S. $63.6 billion) as of December 31, 2017, and (5) the resilience of our operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. On March 31, 2016, Moody’s Investors Service announced the revision of our global foreign currency and local currency credit ratings from “Baa1” to “Baa3” and changed the outlook for its credit ratings to negative. On August 3, 2017, Fitch Ratings affirmed our credit rating of “BBB+” in both global local and global foreign currency and modified its outlook from negative to stable. On December 18, 2017, Standard & Poor’s affirmed the outlook for our credit ratings as stable and affirmed our global foreign currency credit rating as “BBB+”, but lowered our global local currency credit rating from “A” to “A-”, citing revisions to its methodology for calculating sovereign ratings. On April 12, 2018, Moody’s Investors Service announced the revision of its outlook for our credit ratings from negative to stable.

Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms or at all, this could hamper our ability to obtain further financing on favorable terms as well as investment in projects financed through debt and impair our ability to meet our principal and interest payment obligations with our creditors. As a result, we may be exposed to liquidity constraints and may not be able to service our debt, which may adversely affect our financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources needed to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to reduce our planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern. As we describe in Note 2 to our consolidated financial statements, we have experienced certain conditions that have generated material uncertainty that may cast significant doubt on our ability to continue operating as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in “Operating and Financial Review and Prospects—Overview” above in this Item 5 and Note 2 to our consolidated financial statements included herein. We continue operating as a going concern, and our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Equity Structure and Mexican Government Contributions

Our total equity as of December 31, 2017 was negative Ps. 1,502.4 billion, and our total capitalization (long-term debt plus equity) totaled Ps. 378.3 billion. During 2017, our total equity decreased by Ps. 269.3 billion from negative Ps 1,233.0 billion as of December 31, 2016, primarily due to (1) our net loss for the year of Ps. 280.9 billion; (2) a Ps. 12.0 billion increase in actuarial gains on employee benefits; and (3) Ps. 6.0 billion in accumulated loss from the foreign currency translation effect.. Under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico), Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

In 2017, we did not receive any capital contribution from the Mexican Government.

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

As of December 31, 2016 and 2017, the balance of Mexican Government contributions to Petróleos Mexicanos was Ps. 140.6 billion. As of December 31, 2016 and 2017, the total amount of contributions in the form of Certificates of Contribution “A” was Ps. 356.5 billion.

Cash Flows from Operating, Financing and Investing Activities

During 2017, net funds provided by operating activities totaled Ps. 63.4 billion, as compared to negative Ps. 41.9 billion in 2016, due to an increase in sales and a lower corresponding increase in cost of sales resulting from improvements in our operations. Net loss was Ps. 280.9 billion in 2017, as compared to net loss of Ps. 191.1 billion in 2016. For more information on the reasons for this increase in net loss, see “ —Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016” above. Our net cash flows used in financing activities totaled Ps. 46.3 billion in 2017, as compared to net cash flows from financing activities of Ps. 211.7 billion in 2016, primarily due to lower financing requirments in 2017 and an increase in interest paid in 2017, as compared to 2016. During 2017, we applied net cash flows of Ps. 80.7 billion for net investments at cost in fixed assets, as compared to our application of cash flows of Ps. 132.5 billion in 2016 for net investments at cost in fixed assets, primarily due to a 38.2% decrease in our capital expenditures in 2017, as compared to 2016.

At December 31, 2017, our cash and cash equivalents totaled Ps. 97.9 billion, as compared to Ps. 163.5 billion at December 31, 2016.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of December 31, 2016 and 2017.

	As of December 31,
	2017	2016
	(millions of pesos)
Borrowing base under lines of credit	Ps. 130,348	Ps. 99,174
Cash and cash equivalents	97,852	163,533

Liquidity	Ps. 228,200	Ps. 262,707

The following table summarizes our sources and uses of cash for the years ended December 31, 2016 and 2017:

	For the years ended December 31,
	2017	2016
	(millions of pesos)
Net cash flows (used in) from operating activities	Ps. 63,397	Ps. (41,898)
Net cash flows used in investing activities	(80,691)	(132,493)
Net cash flows from financing activities	(46,255)	211,750
Effect of change in cash value	(2,133)	16,804

Net increase (decrease) in cash and cash equivalents	Ps. (65,682)	Ps. 54,143

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

Investments of Mexican Pesos

In connection with investments in Mexican pesos, we are obligated, during the structuring and development phase of our financial transactions, to observe and comply with the investment guidelines for resources in pesos that were approved by our Financial Resources Committee on December 21, 2006, as modified from time to time. We may only invest in the following:

(a)	securities issued or guaranteed by the Mexican Government;

(b)	securities issued by Sociedades Nacionales de Crédito (National Credit Societies), the balance of which may not exceed 50% of our cash and cash equivalents;

(c)	repurchase agreements that use securities issued or guaranteed by the Mexican Government;

(d)	time deposits with major financial institutions, the balance of which may not exceed 30% of our cash and cash equivalents; and

(e)	shares of mutual funds whose investments are limited to securities issued or guaranteed by the Mexican Government.

In addition to the above limits, demand deposit accounts must be traded with financial institutions that maintain, at a minimum, the following credit ratings as issued by the applicable rating agency:

Domestic scale	Fitch Ratings	S&P	Moody’s
Long term	AA(mex)	mxAA	Aa2.mx
Short term	F1(mex)	A-1	Mx-1

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

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures for 2018 total approximately Ps. 113.2 billion. For a general description of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures.” The amount of our aggregate capital expenditures commitments for 2018 remains subject to adjustment by the Mexican Government. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us and it could limit our ability to satisfy our external debt obligations or could reorganize or transfer us or our assets.”

The following table sets forth our total capital expenditures by segment for the year ended December 31, 2017, and the budget for these expenditures for 2018. For more information see “Item 4—History and Development—Capital Expenditures.”

	Year ended December 31, 2017	Budget 2018(1)
	(millions of pesos)
Exploration and Production	Ps. 85,491	Ps. 81,765
Industrial Transformation(2)	18,576	18,360
Drilling and Services	1,550	1,434
Logistics	4,917	4,449
Fertilizers	264	444
Ethylene	618	1,786
Cogeneration and Services	—	—
Corporate and other Subsidiaries	1,609	4,978

Total	Ps. 113,025	Ps. 113,216

Note: Numbers may not total due to rounding.

(1)	Budget presented to the Board of Directors of Petróleos Mexicanos on March 5, 2018.

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

Financing Activities

2018 Financing Activity. During the period from January 1 to April 27, 2018, we participated in the following activity:

•	On February 12, 2018, Petróleos Mexicanos issued U.S. $4,000,000,000 of debt securities under its U.S. $92,000,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $2,500,000,000 5.35% Notes due 2028 and (2) U.S. $1,500,000,000 6.35% Bonds due 2048. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On February 12, 2018, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $952,454,000 aggregate principal amount of its outstanding 5.500% Bonds due 2044 for U.S. $881,899,000 aggregate principal amount of its new 6.350% Bonds due 2048 and (2) U.S. $1,021,065,000 aggregate principal amount of its outstanding 5.6250% Bonds due 2046 for U.S. $946,764,000 aggregate principal amount of its 6.350% Bonds due 2048.

•	On March 5, 2018, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $138,598,000 aggregate principal amount of its outstanding 3.125% Notes due 2019, U.S. $558,644,000 aggregate principal amount of its outstanding 5.500% Notes due 2019, U.S. $91,843,000 aggregate principal amount of its outstanding 8.000% Notes due 2019, U.S. $183,017,000 aggregate principal amount of its outstanding 6.000% Notes due 2020 and U.S. $817,303,000 aggregate principal amount of its outstanding 3.500% Notes due 2020.

•	On March 27, 2018, Petróleos Mexicanos entered into a loan agreement with Atriadius DSB in the amount of U.S. $181,101,291, which bears interest at a floating rate linked to LIBOR and matures in February 2025.

•	On April 17, 2018, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $92,000,000,000 to U.S. $102,000,000,000.

2017 Financing Activities. During 2017 we participated in the following activities:

•	On February 14, 2017, Petróleos Mexicanos issued €4,250,000,000 of debt securities under its U.S. $72,000,000,000 Medium-Term Notes Program, Series C, in three tranches: (1) €1,750,000,000 of its 2.5% Notes due 2021; (2) €1,250,000,000 of its 3.75% Notes due 2024; and (3) €1,250,000,000 of its 4.875% Notes due 2028. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On April 6, 2017, Petróleos Mexicanos obtained a a loan from a line of credit for U.S. $132,000,000, which bears interest at a fixed rate of 5.25% and matures on April 6, 2024. The line of credit is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On May 15, 2017, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $400,000,000, which bears interest at a floating rate linked to LIBOR (plus 165 basis points) and matures on May 15, 2020. The term loan is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On June 16, 2017, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $72,000,000,000 to U.S. $92,000,000,000.

•	On July 17, 2017, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,950,000,000, which matures in 2020.

•	On July 18, 2017, Petróleos Mexicanos issued U.S. $5,000,000,000 of debt securities under its U.S. $92,000,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $2,500,000,000 of its 6.50% Notes due 2027 and (2) U.S. $2,500,000,000 of its 6.75% Bonds due 2047. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On July 21, 2017, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $922,485,000 aggregate principal amount of its outstanding 5.750% Notes due 2018, U.S. $644,374,000 aggregate principal amount of its outstanding 3.500% Notes due 2018 and U.S. $172,591,000 aggregate principal amount of its outstanding 3.125% Notes due 2019.

•	On November 16, 2017, Petróleos Mexicanos issued £450,000,000 of its 3.750% Notes due 2025 under its U.S.$92,000,000,000 Medium-Term Notes Program, Series C. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On December 15, 2017, one of our subsidiary companies, Pro-Agroindustria, S.A. de C.V., refinanced a credit line for U.S. $390,000,000, prepaying U.S. $140,000,000 and entering into a new credit line for the outstanding U.S. $250,000,000, which bears interest at a floating rate linked to LIBOR plus 250 basis points on a quarterly basis and matures on June 29, 2018.

•	On December 18, 2017, Petróleos Mexicanos entered into a credit line facility in the amount of U.S. $200,000,000, which bears interest at a floating rate linked to LIBOR plus 165 basis points and matures on December 18, 2020.

•	On December 21, 2017, Petróleos Mexicanos borrowed U.S. $300,000,000 from a bilateral credit line which bears interest at a floating rate linked to LIBOR plus 175 basis points and matures on December 21, 2022.

As of December 31, 2017, Petróleos Mexicanos had U.S. $6,700,000,000 and Ps. 23,500,000,000 in available revolving credit lines in order to ensure liquidity, with U.S. $5,400,000,000 and Ps. 23,500,000,000 remaining available.

2016 Financing Activities. During 2016 we participated in the following activities:

•	On January 25, 2016, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $52,000,000,000 to U.S. $62,000,000,000 pursuant to an authorization by the Board of Directors of Petróleos Mexicanos on August 18, 2015.

•	On January 28, 2016, subsidiaries of Pemex Fertilizers obtained loans for an aggregate amount of U.S. $635,000,000 in connection with the acquisition of Grupo Fertinal, S.A.

•	On February 4, 2016, Petróleos Mexicanos issued U.S. $5,000,000,000 of debt securities under its U.S. $62,000,000,000 Medium-Term Notes Program, Series C, in three tranches: (1) U.S. $750,000,000 of its 5.500% Notes due 2019; (2) U.S. $1,250,000,000 of its 6.375% Notes due 2021; and (3) U.S. $3,000,000,000 of its 6.875% Notes due 2026. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services as of the date of this annual report.

•	On February 5, 2016, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 7,000,000,000 bearing interest at a floating rate linked to the TIIE, plus 0.55%, which was repaid in full on January 27, 2017.

•	On March 15, 2016, Petróleos Mexicanos issued €2,250,000,000 of debt securities under its U.S. $62,000,000,000 Medium-Term Notes Program, Series C in two tranches: (1) €1,350,000,000 of its 3.750% Notes due 2019 and (2) €900,000,000 of its 5.125% Notes due 2023. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On March 17, 2016, Petróleos Mexicanos received a disbursement of Ps. 2,000,000,000 from its revolving credit lines at a floating rate linked to the TIIE, which was repaid in full on March 17, 2017.

•	On March 17, 2016, Petróleos Mexicanos received a disbursement of Ps. 3,300,000,000 from its revolving credit lines at a floating rate linked to the TIIE, which was repaid in full on March 17, 2017.

•	On March 23, 2016, Petróleos Mexicanos issued in the Mexican market Ps. 5,000,000,000 of Certificados Bursátiles under its Ps. 200,000,000,000 Unidades de Inversión (or UDI) equivalent Certificados Bursátiles Program, at a floating rate linked to the TIIE due 2019. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services as of the date of this annual report.

•	On March 28, 2016, Petróleos Mexicanos borrowed Ps. 9,700,000,000 from a credit line at a floating rate linked to the TIIE, which was repaid in full on March 28, 2017.

•	On April 19, 2016, Petróleos Mexicanos borrowed €500,000,000 from a credit line at a fixed rate of 5.11%, which matures on March 15, 2023.

•	On May 31, 2016, Petróleos Mexicanos borrowed U.S. $300,000,000 from a bilateral credit line which bears interest at a floating rate linked to the LIBOR, which matures on May 31, 2021.

•	On June 14, 2016, Petróleos Mexicanos issued CFH 375,000,000 aggregate principal amount of Notes under its U.S. $62,000,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) CFH 225,000,000 of its 1.500% Notes due 2018 and (2) CFH 150,000,000 of its 2.375% Notes due 2021. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services as of the date of this annual report.

•	On June 17, 2016, Pemex Exploration and Production obtained approximately U.S. $1.1 billion in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities. As part of this transaction, Pemex Exploration and Production entered into a 15-year financial lease agreement pursuant to which Pemex Exploration and Production will retain the operation of these assets and the title and ownership of such assets will revert to Pemex Exploration and Production at the end of this period following payment of an agreed price.

•	On July 8, 2016, Pemex Industrial Transformation obtained approximately U.S. $600,000,000 in connection with the sale and leaseback of a plant located in the Madero Refinery. As part of this transaction, Pemex Industrial Transformation entered into a 20-year financial lease agreement pursuant to which Pemex Industrial Transformation will retain the operation of this plant and the title and ownership will revert to Pemex Industrial Transformation at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that we retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

•	On July 26, 2016, Petróleos Mexicanos issued ¥80,000,000,000 of its 0.54% Bonds due 2026. The Bonds are guaranteed by the Japan Bank for International Cooperation.

•	On September 21, 2016, Petróleos Mexicanos issued U.S. $4,000,000,000 of its debt securities under its U.S. $62,000,000,000 Medium-Term Notes Program, Series C, in two tranches: (i) U.S. $2,000,000,000 of its 4.625% Notes due 2023 and (ii) U.S. $2,000,000,000 of its 6.750% Bonds due 2047. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services as of the date of this annual report.

•	On October 3, 2016, Petróleos Mexicanos consummated a tender and exchange offer pursuant to which it (i) purchased U.S. $687,725,000 aggregate principal amount of its outstanding 8.000% Notes due 2019 and U.S. $657,050,000 aggregate principal amount of its outstanding 5.750% Notes due 2018 and (ii) exchanged (a) U.S. $73,288,000 aggregate principal amount of its outstanding 5.750% Notes due 2018 for U.S. $69,302,000 aggregate principal amount of its 4.625% Notes due 2023 and U.S. $8,059,000 aggregate principal amount of its 6.750% Bonds due 2047 and (b) U.S. $1,591,961,000 aggregate principal amount of its outstanding 5.500% Bonds due 2044 for U.S. $1,491,941,000 aggregate principal amount of its 6.750% Bonds due 2047. The 4.625% Notes due 2023 and 6.750% Bonds due 2047 are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services and represent reopenings of the 4.625% Notes due 2023 and 6.750% Bonds due 2047, respectively, originally issued on September 21, 2016.

•	On December 6, 2016, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $62,000,000,000 to U.S. $72,000,000,000.

•	On December 13, 2016, Petróleos Mexicanos issued U.S. $5,500,000,000 of its debt securities under its U.S. $72,000,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $3,000,000,000 at a fixed rate of 6.50% due 2027, (2) U.S. $1,500,000,000 at a fixed rate of 5.375% due 2022, and (3) U.S. $1,000,000,000 at a floating rate linked to LIBOR plus 365 basis points, due 2022. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services as of the date of this annual report.

•	On December 14, 2016, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $300,000,000 at a floating rate linked to LIBOR plus 165 basis points, which matures on December 6, 2019.

•	Between January 1 and December 31, 2016, P.M.I. Holdings B.V. obtained U.S. $11,369,800 in financing from its revolving credit lines, which was repaid in full. As of December 31, 2016, there was no outstanding amount under this revolving credit line.

As of December 31, 2016, Petróleos Mexicanos had U.S. $4,750,000,000 and Ps. 23,500,000,000 in available revolving credit lines in order to ensure liquidity, with U.S. $4,630,000,000 and Ps. 3,500,000,000 remaining available.

Indebtedness

During 2017, our total debt increased by 2.8%, from Ps. 1,983.2 billion at December 31, 2016 to Ps. 2,037.9 billion at December 31, 2017, primarily due to the financing activities undertaken during this period, as described in Note 15 to our consolidated financial statements included herein.

As of December 31, 2017 and as of the date of this annual report, we were not in default on any of our financing agreements.

The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2017 based on short- and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S. $	693
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		2,698
Lines of credit with fixed interest rates		2,933

Total short-term debt(1)	U.S. $	6,324

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 0.5% to 9.5% and maturities ranging from 2019 to 2047 and perpetual bonds with no maturity date	U.S. $	83,239
Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2019 to 2030		8,038
Floating rate notes with maturities ranging from 2019 to 2025		3,770

Total variable rate instruments		11,808

Total long-term debt		95,047

Total indebtedness(1)	U.S. $	101,371

Note: Numbers may not total due to rounding.

(1)	Excludes U.S. $1,620.5 million of accrued interest and includes notes payable to contractors.

The table below sets forth our total indebtedness as of December 31 for each of the three years from 2015 to 2017.

Total Indebtedness of PEMEX

	As of December 31,(1)
	2015		2016		2017
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S. $	19,415	U.S. $	16,651	U.S. $	13,595
External debt in various currencies(3)
Bonds(4)		52,981		67,523		76,007
Direct loans		7,486		3,808		6,244
Project financing(5)		4,816		4,125		3,284
Financial leases		536		2,181		2,036
Notes payable to contractors		483		338		205

Total external debt	U.S. $	66,302	U.S. $	77,975	U.S. $	87,776

Total indebtedness	U.S. $	85,717	U.S. $	94,626	U.S. $	101,371

Note: Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was U.S. $1,074.5 million, U.S. $1,346.1 million and U.S. $1,602.5 million at December 31, 2015, 2016 and 2017, respectively.
(2)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 17.2065 = U.S. $1.00 for 2015, Ps.20.6640 = U.S. $1.00 for 2016 and Ps. 19.7867 = $1.00 for 2017. See Notes 3 and 15 to our consolidated financial statements included herein.

(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside of Mexico and payable outside the territory of Mexico.
(4)	Includes, as of December 31, 2015 , 2016 and 2017, U.S. $0.28 billion, U.S. $0.16 billion and U.S. $0.06 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “—Financing Activities of Pemex Finance, Ltd.” below.
(5)	All credits included in this line are insured or guaranteed by export credit agencies.

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

As of December 31, 2017, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $62.5 million aggregate principal amount of fixed rate notes with maturities in 2018 and interest rates between 9.15% and 10.61% and accrued interest of U.S. $3.5 million.

2018 Financing Activities. During the first four months of 2018, Pemex Finance, Ltd. made payments of U.S. $15.6 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during the first four months of 2018.

2017 Financing Activities. During 2017, Pemex Finance, Ltd. made payments of U.S. $100.0 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2017.

2016 Financing Activities. During 2016, Pemex Finance, Ltd. made payments of U.S. $28.1 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2016.

Contractual Obligations and Off-Balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding as of December 31, 2017 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2017(1)

		Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of U.S. dollars)
Contractual obligations recognized in balance sheet:
Debt(2)	U.S. $100,751	U.S. $7,679	U.S. $18,353	U.S. $17,059	U.S. $57,660
Notes payable to contractors(3)	205	110	53	42	—
Capital lease obligations(4)	2,036	156	260	287	1,333
Other long-term liabilities:
Dismantlement and abandonment costs obligations(5)	3,477	13	478	543	2,443
Employee benefits plan(6)	63,600	3,150	6,542	7,311	46,597

Total contractual obligations recognized in balance sheet	170,069	11,108	25,686	25,242	108,033

Other contractual obligations not recognized in liabilities:
Infrastructure works contracts(7)	35,322	11,611	9,923	6,224	7,564
Financed Public Works Contracts (FPWC)(8)	627	280	96	94	157
Nitrogen supply contracts(9)	379	39	79	79	182

Total contractual obligations not recognized in liabilities(10)	36,328	11,930	10,098	6,397	7,903

Total contractual obligations	U.S. $206,397	U.S. $23,038	U.S. $35,784	U.S. $31,639	U.S. $115,936

Note: Numbers may not total due to rounding.

(1)	All amounts calculated in accordance with IFRS.
(2)	See Note 15 to our consolidated financial statements included herein. Figures in this line item do not include notes payable to contractors and capital lease obligations, which are presented in separate line items, but do include accrued interest as of December 31, 2017.
(3)	See Note 15 to our consolidated financial statements included herein.
(4)	See Note 15 to our consolidated financial statements included herein.
(5)	See Notes 3(l) and 12(c) to our consolidated financial statements included herein.
(6)	See Note 17 to our consolidated financial statements included herein.
(7)	See Note 24(e) to our consolidated financial statements included herein.
(8)	The amounts presented for Financed Public Works Contracts in this table correspond to works the performance and delivery of which by the relevant contractors are pending. For more information on the FPWC program, see “Item 4—Information on the Company—Business Overview—Pemex Exploration and Production—Integrated Exploration and Production Contracts and Financed Public Works Contracts” and Note 24(c) to our consolidated financial statements included herein.
(9)	See Notes 24(b) to our consolidated financial statements included herein.
(10)	No amounts have been included for Integrated E&P Contracts in this table, since payments for these contracts will be made on a per-barrel basis and performance and delivery by the relevant contractors is pending. For more information on the Integrated E&P Contracts program, see “Item 4—Information on the Company—Business Overview—Pemex Exploration and Production—Integrated Exploration and Production Contracts and Financed Public Works Contracts” and Note 24(d) to our consolidated financial statements included herein.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

As of December 31, 2017, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Results of Operations by Business Segment

This section presents the results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

As further described under “Item 4— Information on the Company—History and Development—Energy Reform—Corporate Reorganization” and in Note 1 and Note 5 to our consolidated financial statements included herein, as a result of the energy reform, we have undergone a corporate reorganization that created new business segments and redistributed the operation of certain business units to different business segments. Accordingly, the results for the business segments presented as of and for the years ended December 31, 2017 and 2016 reflect different business segments from those presented as of and for the year ended December 31, 2015. Further, as of 2016, the results for refining, gas and basic petrochemicals and petrochemicals, which were previously presented separately, are presented as part of the industrial transformation segment. For comparison purposes, we have consolidated 2015 results for these prior segments under “Total industrial transformation.”

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the fiscal years ended December 31, 2015, 2016 and 2017 as well as the percentage change in sales revenues for those years.

	Year Ended December 31,			2016	2017
	2015	2016	2017	vs. 2015	vs. 2016
	(in millions of pesos)(1)			(%)	(%)
Exploration and Production(4)
Trade sales(2)	—	—	—	—	—
Intersegment sales	Ps.690,642	Ps.616,381	Ps. 762,637	(10.8)	23.7

Total net sales	690,642	616,381	762,637	(10.8)	23.7
Industrial Transformation(5)
Refining(6)
Trade sales(2)(3)	589,548	n.a.	n.a.	n.a.	n.a.
Intersegment sales	54,876	n.a.	n.a.	n.a.	n.a.

Total net sales	644,424	n.a.	n.a.	n.a.	n.a.
Gas and Basic Petrochemicals(7)
Trade sales(2)(3)	137,456	n.a.	n.a.	n.a.	n.a.
Intersegment sales	55,594	n.a.	n.a.	n.a.	n.a.

Total net sales	193,050	n.a.	n.a.	n.a.	n.a.
Petrochemicals(8)
Trade sales(2)	20,735	n.a.	n.a.	n.a.	n.a.
Intersegment sales	15,824	n.a.	n.a.	n.a.	n.a.

Total net sales	36,559	n.a.	n.a.	n.a.	n.a.
Total Industrial Transformation
Total trade sales	747,739	653,654	863,573	(12.6)	32.1
Total intersegment sales	126,264	117,096	150,360	(7.3)	28.4

Total net sales	874,033	770,750	1,013,933	(11.8)	31.6
Drilling and Services(9)
Trade sales(2)	n.a	70	42	100.0	(40.0)
Intersegment sales	1,512	1,982	3,400	31.1	71.5

Total net sales	1,512	2,052	3,442	35.7	67.7
Logistics(10)
Trade sales(2)	10,356	2,814	3,715	(72.8)	32.0
Intersegment sales	599	68,317	70,672	11,305.2	3.4

Total net sales	10,955	71,131	74,387	549.3	4.6

	Year Ended December 31,			2016	2017
	2015	2016	2017	vs. 2015	vs. 2016
	(in millions of pesos)(1)			(%)	(%)
Cogeneration and Services(11)
Trade sales(2)	0	133	335	100.0	151.9
Intersegment sales	0	52	114	100.0	119.2

Total net sales	0	184	449	100.0	142.7
Fertilizers(12)
Trade sales(2)	1,496	3,875	4,125	159.0	6.5
Intersegment sales	209	900	643	330.8	(28.6)

Total net sales	1,705	4,776	4,768	180.1	(0.1)
Ethylene(13)
Trade sales(2)	4,569	15,453	12,648	238.2	(18.2)
Intersegment sales	474	1,764	1,566	272.2	(11.2)

Total net sales	5,043	17,217	14,214	241.4	(17.4)
Trading Companies
Trade sales(2)(3)	407,876	395,354	508,606	(3.1)	28.6
Intersegment sales	353,137	405,293	539,193	14.8	33.0

Total net sales	761,013	800,648	1,047,799	5.2	30.9
Corporate and other subsidiary companies
Trade sales(2)(3)	(10,275)	2,740	3,985	(126.7)	45.4
Intersegment sales and eliminations	(1,172,868)	(1,211,785)	(1,528,585)	3.3	26.1

Total net sales	(1,183,143)	(1,209,045)	(1,524,600)	2.2	26.1

Total net sales	Ps. 1,161,760	Ps. 1,074,093	Ps. 1,397,029	(7.5)	30.1

Note: Numbers may not total due to rounding.

n.a.	Not available.
(1)	Figures for 2015, 2016 and 2017 are stated in nominal pesos.
(2)	Trade sales represent sales to external customers. See “Item 3—Key Information—Selected Financial Data.”
(3)	Includes services income.
(4)	Figures for the exploration and production segment for the year ended December 31, 2015 include net sales revenue related to the drilling and services segment until the formation of Pemex Drilling and Services on August 1, 2015 and to the logistics segment until the formation of Pemex Logistics on October 1, 2015.
(5)	Figures for the industrial transformation segment for the year ended December 31, 2015 include net sales revenue related to refining, gas and basic petrochemicals and petrochemicals.
(6)	Net sales revenue for refining for the years ended December 31, 2016 and 2017 has been included under the industrial transformation segment.
(7)	Net sales revenue for gas and basic petrochemicals for the years ended December 31, 2016 and 2017 has been included under the industrial transformation segment.
(8)	Figures for petrochemicals for the year ended December 31, 2015 include net sales revenue related to the ethylene segment until the formation of Pemex Ethylene on October 1, 2015 and to the fertilizers segment until the formation of Pemex Fertilizers on October 1, 2015. Net sales revenue for petrochemicals for the year ended December 31, 2016 has been included under the industrial transformation segment.
(9)	Figures for the drilling and services segment for the year ended December 31, 2015 refer to net sales revenue since August 1, 2015 when Pemex Drilling and Services was formed.
(10)	Figures for the logistics segment for the year ended December 31, 2015 refer to net sales revenue since October 1, 2015 when Pemex Logistics was formed.
(11)	Figures for the cogeneration and services segment year ended December 31, 2015 refer to net sales revenue since June 1, 2015 when Pemex Cogeneration and Services was formed.
(12)	Figures for the fertilizers segment for the year ended December 31, 2015 refer to net sales revenue since October 1, 2015 when Pemex Fertilizers was formed.
(13)	Figures for the ethylene segment for the year ended December 31, 2015 refer to net sales revenue since October 1, 2015 when Pemex Ethylene was formed.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the three-year period ended December 31, 2017, as well as the percentage change in income for the years 2015 to 2017.

	Year Ended December 31,			2016 vs. 2015	2017 vs. 2016
	2015	2016	2017	(%)	(%)
	(in millions of pesos)(1)
Business Segment
Exploration and Production(2)	Ps.(667,394)	Ps.(45,879)	Ps. (151,037)	(93.1)	229.2
Industrial Transformation(3)
Refining(4)	(113,147)	n.a.	n.a.	n.a.	n.a.
Gas and Basic Petrochemicals(5)	18,126	n.a.	n.a.	n.a.	n.a.
Petrochemicals(6)	7,812	n.a.	n.a.	n.a.	n.a.

Total Industrial Transformation	(87,209)	(69,865)	(55,787)	(19.9)	(20.2)
Drilling and Services(7)	455	(142)	1,266	(131.3)	(988.7)
Logistics(8)	(3,685)	(10,018)	(834)	171.8	(91.7)
Cogeneration and Services(9)	(57)	(35)	(92)	(39.5)	165.4
Fertilizers(10)	(145)	(1,659)	(4,270)	1,043.7	157.3
Ethylene(11)	(1,755)	2,097	(1,442)	(219.5)	(168.8)
Trading Companies	8,697	11,167	12,045	28.4	7.9
Corporate and other subsidiary companies(12)	38,526	(76,809)	(80,699)	(299.4)	5.1

Total net income (loss)	Ps. (712,567)	Ps. (191,144)	Ps. 280,851	(73.2)	46.9

Note: Numbers may not total due to rounding.

n.a.	not available.
(1)	Figures are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(2)	Figures for the exploration and production segment for the year ended December 31, 2015 include net income (loss) related to the drilling and services segment until the formation of Pemex Drilling and Services on August 1, 2015 and to the logistics segment until the formation of Pemex Logistics on October 1, 2015.
(3)	Figures for the industrial transformation segment for the year ended December 31, 2015 include net income (loss) related to refining, gas and basic petrochemicals and petrochemicals.
(4)	Net income (loss) for refining for the years ended December 31, 2016 and 2017 has been included under the industrial transformation segment.
(5)	Net income (loss) for gas and basic petrochemicals for the years ended December 31, 2016 and 2017 has been included under the industrial transformation segment.
(6)	Figures for petrochemicals for the year ended December 31, 2015 include net income (loss) related to the ethylene segment until the formation of Pemex Ethylene on October 1, 2015 and to the fertilizers segment until the formation of Pemex Fertilizers on October 1, 2015. Net income (loss) for petrochemicals for the years ended December 31, 2016 and 2017 has been included under the industrial transformation segment.
(7)	Figures for the drilling and services segment for the year ended December 31, 2015 refer to net income (loss) since August 1, 2015 when Pemex Drilling and Services was formed.
(8)	Figures for the logistics segment for the year ended December 31, 2015 refer to net income (loss) since October 1, 2015 when Pemex Logistics was formed.
(9)	Figures for the cogeneration and services segment year ended December 31, 2015 refer to net income (loss) since June 1, 2015 when Pemex Cogeneration and Services was formed.
(10)	Figures for the fertilizers segment for the year ended December 31, 2015 refer to net income (loss) since October 1, 2015 when Pemex Fertilizers was formed.
(11)	Figures for the ethylene segment for the year ended December 31, 2015 refer to net income (loss) since October 1, 2015 when Pemex Ethylene was formed.
(12)	Includes intersegment eliminations.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

2017 compared to 2016

We present below the results of our operations by business segment. For more information on our operating segments, see “Item 4— Information on the Company—History and Development—Energy Reform—Corporate Reorganization” and Note 1 to our consolidated financial statements included herein. For a detailed description of the financial results of each segment, see Note 1 and Note 5 to our consolidated financial statements included herein.

Exploration and Production

In 2017, total intersegment sales, which include sales to our industrial transformation segment and the Trading Companies, increased by 23.7%, primarily due to the increase in crude oil export prices. As compared to 2016, our exploration and production segment’s sales of crude oil to the Trading Companies in 2017 increased by 40.0% in U.S. dollar terms, primarily due to an increase in exports to the United States and an increase in crude oil export prices. The weighted average price of crude oil sold by our exploration and production segment to the Trading Companies for export was U.S. $47.26 in 2017, as compared to U.S. $35.17 in 2016. Net loss related to exploration and production activities increased by 229.2%, or Ps. 105,158 million, from a Ps. 45,879 million loss in 2016 to a Ps. 151,037 million loss in 2017, primarily due to net impairment of our fixed assets in this segment.

Industrial Transformation

In 2017, trade sales related to industrial transformation activities increased by 32.1%, from Ps. 653,654 million in 2016 to Ps. 863,573 million in 2017, primarily due to an increase in the average sales prices of petroleum products. Intersegment sales increased by 28.4%, from Ps. 117,096 million in 2016 to Ps. 150,360 million in 2017, primarily due to an increase in the prices of petroleum products sold. In 2017, our net loss related to industrial transformation activities was Ps. 55,787 million, 20.2% lower than the loss of Ps. 69,865 million in 2016. The decrease in loss was primarily due to a decrease in cost and operating expenses.

Drilling and Services

In 2017, total sales related to the drilling and services segment increased by 67.7%, from Ps. 2,052 million in 2016 to Ps. 3,442 million in 2017. This increase was primarily due to an increase in services provided to Pemex Exploration and Production. Net income related to drilling and services increased by Ps. 1,408 million, from a loss of Ps. 142 million in 2016 to a net income of Ps. 1,266 million in 2017, primarily due to an increase in foreign exchange income.

Logistics

In 2017, total sales related to the logistics segment increased by Ps. 3,256 million, from Ps. 71,131 million in 2016 to Ps. 74,387 million in 2017, primarily due to an increase in the services provided to Pemex Industrial Transformation. In 2017, our net loss related to logistics activities was Ps. 834 million, a 91.7% decrease as compared to the loss of Ps. 10,018 million in 2016. The decrease in net loss was primarily due to our foreign exchange income.

Cogeneration and Services

In 2017, total sales related to our cogeneration and services segment increased by Ps. 264 million from Ps. 185 million in 2016 to Ps. 449 million in 2017, primarily due to an increase in the services provided to Pemex Industrial Transformation. In 2017, our net loss related to our cogeneration and services activities increased by Ps. 57 million, from a net loss of Ps. 35 million in 2016 to a net loss of Ps. 92 million in 2017. This increase in loss was primarily due to an increase in costs and operating expenses as well as increased financing costs.

Fertilizers

In 2017, total sales related to the fertilizers segment decreased by Ps. 7 million, from Ps. 4,775 million in 2016 to Ps. 4,768 million in 2017. This decrease was primarily due to a decrease in the trade sales of ammonia. In 2017, our net loss related to our fertilizers activities increased by Ps. 2,611 million, from a net loss of Ps. 1,659 million in 2016 to a net loss of Ps. 4,270 million in 2017, primarily due to the net impairment of our fixed assets in this segment.

Ethylene

In 2017, total sales related to our ethylene segment decreased by Ps. 3,003 million, from Ps. 17,217 million in 2016 to Ps. 14,214 in 2017, primarily due to a decrease in sales of polyethylene, ethylene oxides, acrylonitrile and monoethylenglecol products. In 2017, our net income related to our ethylene activities decreased by Ps. 3,538 million, from a net income of Ps. 2,097 million in 2016 to a net loss of Ps. 1,442 in 2017. This decrease in income was primarily due a decrease in total sales.

Trading Companies

In 2017, total sales relating to the Trading Companies’ exports of crude oil and petroleum products to third parties (including services income) increased in peso terms, from Ps. 395,354 million in 2016 to Ps. 508,606 in 2017, primarily as a result of an increase in the prices of crude oil exports. In 2017, net income related to the Trading Companies increased by 7.9%, from Ps. 11,167 million in 2016 to Ps. 12,045 million in 2017, primarily due to an increase in the permanent investment in associates that was recognized at fair value.

Corporate and Other Subsidiary Companies

In 2017, the total sales relating to corporate and other subsidiary companies after inter-company eliminations increased from Ps. 1,209,045 million in 2016 to Ps. 1,524,600 million in 2017, primarily due to an increase in total intercompany sales as a result of an increase in the import of products. Net loss related to corporate and other subsidiary companies after inter-company eliminations decreased by Ps. 3,890 million, from a net loss of Ps. 76,809 million in 2016 to a net loss of Ps. 80,699 million in 2017, primarily due to unfavorable results from subsidiary companies and a loss in joint ventures and associates.

2016 Compared to 2015

Certain business units and assets that were operated by the refining, gas and basic petrochemicals and petrochemicals segments were transferred to our industrial transformation segment as a part of Pemex Industrial Transformation, on November 1, 2015. In order to provide investors with comparative information, we have consolidated 2015 results for these prior segments. Accordingly, in the case of our industrial transformation segment below, we present consolidated results for 2015 for the refining, gas and basic petrochemicals and petrochemicals segments under the heading “Industrial Transformation.” For more information on our corporate restructuring and our operating segments, see “Item 4— Information on the Company—History and Development—Energy Reform—Corporate Reorganization” and Note 1 to our consolidated financial statements included herein. For a detailed description of the financial results of each segment, see Note 5 to our consolidated financial statements included herein.

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

Ethylene

In 2016, total sales related to our ethylene segment increased by Ps. 12,174 million, from Ps. 5,043 million in 2015 to Ps. 17,217 million in 2016, primarily due to an increase in the sales of polyethylene, ethylene oxides and monoethylenglecol products. In 2016, our net income related to our ethylene activities increased by Ps. 3,852 million, from a net loss of Ps. 1,755 million in 2015 to a net income of Ps. 2,097 million in 2016. This increase in income was primarily due to a net reversal of impairment of our plants and an increase in sales.

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

Corporate and Other Subsidiary Companies

In 2016, the total sales relating to corporate and other subsidiary companies after inter-company eliminations increased from Ps. 1,183,143 million in 2015 to Ps. 1,209,045 million in 2016, primarily due to an increase in total intercompany sales as a result of an increase in the import of products. Net loss related to corporate and other subsidiary companies after inter-company eliminations increased by Ps. 115,335 million, from a net income of Ps. 38,526 million in 2015 to a net loss of Ps. 76,809 million in 2016, primarily due to unfavorable results from subsidiary companies, an increase in foreign exchange loss and an increase in financing costs.

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

On November 17, 2017, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos, which was published in the Official Gazette of the Federation on December 5, 2017 and became effective the following day. This Organic Statute establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and also delineates the duties and internal regulations of its Board of Directors.

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of April 30, 2018.

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
Other board memberships: Chairman of CFE; Chairman of the Centro Nacional de Control de Energía; Chairman of CENAGAS; Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo; Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; Comisión Nacional de Vivienda; and Instituto Nacional de Ecología y Cambio Climático.

2012

Mr. Fernando Zendejas Reyes

Alternate Board Member of Petróleos Mexicanos and Undersecretary of Electricity of the Ministry of Energy

Born: 1986

Business experience: Chief of the Legal Affairs Unit of the Ministry of Energy: Director General of Coordination of the Secretary of Energy´s Office; and Technical Secretary of the National Executive Committee of PRI.

Other board memberships: Centro Nacional de Control de Energía; CENAGAS (Alternate); Comisión Nacional de Vivienda (Alternate); Comité de Estrategias e Inversiones of CFE (Alternate); Comité Ejecutivo de Crédito of Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; Comité Ejecutivo de Crédito of Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo; Instituto Nacional de Investigaciones Nucleares; Entidad Mexicana de Acreditación; Comisión Nacional de Zonas Áridas; and Centro Nacional de Metrología.

2017

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Ildefonso Guajardo Villarreal

Board Member of Petróleos Mexicanos and Secretary of Economy

Born: 1957

Business experience: Deputy Coordinator of Political Economy for the President Elect’s Transition Team; Transition Coordinator to the PRI Candidate’s Presidential Campaign; and Federal Deputy of the LXIst Legislature.

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

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
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

Mr. José Rogelio Garza Garza	Alternate Board Member of Petróleos Mexicanos and Undersecretary of Industry and Trade of the Ministry of Economy Born: 1971 Business experience: Cámara Nacional de la Industria Electrónica de Telecomunicaciones y Tecnologías de la Información; Secretary of the Ministry of Trade and Industrial Promotion; and Quality Coordinator of ISO-9002 Program of the Ministry of Trade and Industrial Promotion. Other board memberships: Instituto del Fondo Nacional de la Vivienda para los Trabajadores (Alternate).	2014

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Aldo Ricardo Flores Quiroga	Board Member of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1967 Business experience: Secretary-General of the International Energy Forum; Director General of International Affairs of the Ministry of Energy; and Director General of Bilateral Economic Relations of the Ministry of Foreign Affairs. Other board memberships: CENAGAS; Consejo de Coordinación del Sector Energético; and Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Alternate).	2016

Mr. José Antonio González Anaya

Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit

Born: 1967

Business experience: Chief Executive Officer of Petróleos Mexicanos; Chief Executive Officer of the Instituto Mexicano del Seguro Social; and Undersecretary of Income of the Ministry of Finance and Public Credit.

Other board memberships: Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos; Chairman of Casa de Moneda de México; Chairman of Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero;

Fondo de Cultura Económica; Instituto del Fondo Nacional de la Vivienda para los Trabajadores; Instituto del Fondo Nacional para el Consumo de los Trabajadores; Instituto Mexicano de la Radio; Chairman of the Instituto para la Protección al Ahorro Bancario; Chairman of Lotería Nacional para la Asistencia Pública; Chairman of Pronósticos para la Asistencia Pública; Servicio Postal Mexicano; Telecomunicaciones de México; Chairman of Servicio de Administración y Enajenación de Bienes; ; Chairman of Agroasemex, S.A., Institución Nacional de Seguros; Chairman of Banco del Ahorro Nacional y Servicios Financieros, S.N.C., Institución de Banca de Desarrollo; Chairman of Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo; Chairman of Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo; Chairman of Banco Nacional del Ejército, Fuerza

		2017

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	Aérea y Armada, S.N.C., Institución de Banca de Desarrollo; Chairman of Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; Chairman of Seguros de Crédito a la Vivienda SHF, S.A. de C.V.; Chairman of Sociedad Hipotecaria Federal, S.N.C., Institución de Banca de Desarrollo; CFE; Comisión de Estrategja e Inversiones of CFE; Comisión de Recursos Humanos y Remuneraciones of CFE; Fondo de Operación y Financiamiento Bancario a la Vivienda; CNBV; Comisión Nacional de Seguros y Fianzas; Chairman of the Comisión de Cambios; Comisión Nacional de Inversiones Extranjeras; Banco Interamericano de Desarrollo y Corporación Interamericana de Inversiones; Banco Internacional de Reconstrucción y Fomento del Banco Mundial; Organismo Multilateral de Garantía de Inversiones del Banco Mundial; and Banco de Desarrollo del Caribe.

Mr. Alberto Torres García

Alternate Board Member of Petróleos Mexicanos and Undersecretary of Income of the Ministry of Finance and Public Credit

Born: 1971

Business experience: Head of the Public Credit Unit of the Ministry of Finance and Public Credit; Director General of Economic Research of Banco de México; and Director of Economic Studies of Banco de México.

Other board memberships: Comisión Intersecretarial para el Desarrollo de los Bioenergéticos (Alternate); Comisión de Comercio Exterior; Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Teatral Nacional; Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Cinematográfica Nacional.

		2018

Mr. Rafael Pacchiano Alamán	Board Member of Petróleos Mexicanos and Secretary of the Environmental and Natural Resources Born: 1975 Business experience: Undersecretary of Environmental Protection Management of the Ministry of Environment and Natural Resources; Youth Program Coordinator of the Transition	2015

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Team for the President-Elect of Mexico; and Federal Deputy in the LXI Legislature.

Other board memberships: CFE; Salubridad General; Consejo Consultivo para las Energías Renovables; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Comité Intersectorial para la Innovación; and Consejo Técnico de Servicio de Información Agroalimentaria y Pesquera.

Mr. Rodolfo Lacy Tamayo	Alternate Board Member of Petróleos Mexicanos and Undersecretary of Planning and Environmental Policies of the Ministry of the Environmental and Natural Resources Born: 1958 Business experience: Programs and Projects Coordinator of Centro Mario Molina para Estudios Estratégicos en Energía y Medio Ambiente; Executive Director of Special Projects of Colegio de Ingenieros Ambientales de México; and Chief of Staff of the Secretary of the Environmental and Natural Resources. Other board memberships: CFE (Alternate)	2015

Mr. Carlos Elizondo Mayer-Serra	Independent Board Member of Petróleos Mexicanos Born: 1962 Business experience: Assistant Professor at the Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C.; Professor and Researcher at the Centro de Investigación y Docencia Económicas, A.C.; and Ambassador of Mexico to the Organización para la Cooperación y Desarrollo Económicos. Other board memberships: Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (Independent) and Consejo Nacional de Ciencia y Tecnología.	2014

Mr. Octavio Francisco Pastrana Pastrana	Independent Board Member of Petróleos Mexicanos Born: 1952 Business experience: Partner of Administradora Ictineo Infraestructura, S.A.P.I. de C.V.; President and Chief Executive Officer of Isolux Mexico of Isolux Corsán, S.A.; and Director of Strategy and Business Development of ARB Arendal.	2014

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	Other board memberships: COREMAR Empresa de Servicios Portuarios, S.A. and Grupo Aeroportuario de la Ciudad de México, S.A. de C.V. (Independent).

Mr. Jorge José Borja Navarrete	Independent Board Member of Petróleos Mexicanos Born: 1943 Business experience: Professional Member of the Board of Directors of Petróleos Mexicanos; Member of the Directive Board of the Universidad Nacional Autónoma de México; and Advisor to Grupo Xignux. Other board memberships: Grupo Aluminio, Vidrio y Construcción, S.A. de C.V	2014

Ms. María Teresa Fernández Labardini	Independent Board Member of Petróleos Mexicanos Born: 1967 Business experience: Partner of White & Case, S.C.; Executive Secretary-General Director of the Instituto para la Protección al Ahorro Bancario; General Technical Director of the CNBV; and Vice President of Regulation of the CNBV.	2017

Mr. Felipe Duarte Olvera	Independent Board Member of Petróleos Mexicanos Born: 1974 Business experience: Assistant Director General of Infrastructure and Energy of Grupo Financiero Banorte, S.A.B. de C.V.; Assistant Director General of Client Experience of Grupo Financiero Banorte, S.A.B. de C.V.; and Undersecretary of Transportation of the Ministry of Communications and Transportation. Other board memberships: Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (Independent)	2016

Mr. Carlos Alberto Treviño Medina	Chief Executive Officer/Director General Born: 1970 Business experience: Corporate Director of Management and Services of Petróleos Mexicanos; Chief Financial Officer of the Instituto Mexicano del Seguro Social; and Chief Executive Officer of Financiera Rural.	2017

Mr. David Ruelas Rodríguez	Chief Financial Officer / Corporate Director of Finance Born: 1977 Business experience: Deputy Director of Risk Management and Reinsurance of Petróleos	2018

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	Mexicanos; Associate Managing Director of Corporate Financial Management of Petróleos Mexicanos; and Coordinator of Governmental Programs of Petróleos Mexicanos.

Mr. Marco Antonio Murillo Soberanis	Corporate Director of Management and Services Born: 1959 Business experience: Deputy Director of Labor Relations and Services for Personnel of Petróleos Mexicanos; Acting Corporate Director of Management of Petróleos Mexicanos; and Deputy Director of Human Resources of Petróleos Mexicanos.	2017

Mr. Rodulfo Figueroa Alonso	Corporate Director of Planning, Coordination and Performance Born: 1964 Business experience: Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Planning of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Assessment and Information of Pemex-Gas and Basic Petrochemicals.	2015

Mr. Rodrigo Becerra Mizuno	Chief Information Officer/Corporate Director of Information Technology Born: 1975 Business experience: Director General of Public Sector (Asia Region) of Microsoft Corporation; Executive Director of Global Government of Microsoft Corporation; and Global Manager of Public Sector of Marketing Microsoft Corporation.	2016

Mr. Jorge Guillermo Lomelín Delgadillo	Acting Corporate Director of Alliances and New Businesses Born: 1975 Family Relationship: Married to Ms. Didier del Valle Toledo, Acting Director of Management of P.M.I. Comercio Internacional, S.A. de C.V. Business experience: Deputy Director of Industrial Transformation Business Development of Petróleos Mexicanos; Chief of Staff of the Corporate Director of Alliances and New Business of Petróleos Mexicanos; and Associate Managing Director of Administration Control of Petróleos Mexicanos.	2018

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Jorge Eduardo Kim Villatoro	Legal Director Born: 1979 Business experience: Legal Director of the Instituto Mexicano del Seguro Social; Head of the Legislative Tax Unit of the Ministry of Finance and Public Credit; and Director General of Protection against Administrative Acts of the Procuraduría Fiscal de la Federación.	2016
Mr. José Salvador de la Mora Real	Head of the Institutional Internal Control Unit Born: 1959 Business experience: Operative Secretary of Information Technologies and Communications of the Tribunal Federal de Justicia Administrativa; Head of the Internal Control Body in Financiera Nacional para el Desarrollo Agropecuario, Rural, Forestal y Pesquero; and Associate Managing Director of Planning and Project Management of Petróleos Mexicanos.	2018

Mr. Luis Bartolini Esparza	Head of Internal Auditing Born: 1970 Business experience: Head of the Internal Control Unit of Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; Director General of Career Services of Procuraduría General de la República; and Executive Director of Movable Assets of the Servicio de Administración y Enajenación de Bienes. Other board memberships: La Universidad La Salle Nezahualcóyotl.	2017

Pemex Exploration and Production—Directors and Executive Officers

Name	Position with Pemex Exploration and Production	Year Appointed

Mr. Carlos Alberto Treviño Medina	Chairman of the Board of Pemex Exploration and Production (refer to Petróleos Mexicanos)	2017

Mr. Claudio César de la Cerda Negrete	Board Member of Pemex Exploration and Production and Director General of Exploration and Extraction of Hydrocarbons of the Ministry of Energy Born: 1974 Business experience: Assistant General Director of Investment Promotion and Liaison of the Ministry of Energy; Vice-president of Operations and Business Development of Jaguar Exploración y Producción de Hidrocarburos, S.A.P.I de C.V.; and Vice-president of Geosciences and	2017

Pemex Exploration and Production—Directors and Executive Officers

Name	Position with Pemex Exploration and Production	Year Appointed
	Engineering and Director of Technology of Dowell Schlumberger de México, S.A. de C.V.

Mr. Alberto Torres García	Board Member of Pemex Exploration and Production (refer to Petróleos Mexicanos)	2018

Mr. David Ruelas Rodríguez	Board Member of Pemex Exploration and Production (refer to Petróleos Mexicanos)	2018

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex Exploration and Production and Director General of Pemex Industrial Transformation Born: 1965 Business experience: Independent Business Consultant of Sendero; Corporate Director of Operations of Petroleos Mexicanos and Director of McKinsey & Co.	2016

Mr. Miguel Ángel Servín Diago	Board Member of Pemex Exploration and Production and Operative Director of Procurement and Supply of Petroleos Mexicanos Born: 1969 Business experience: Head of the Administrative Unit of the Instituto Mexicano del Seguro Social; Director General of Material Resources of the Ministry of Communications and Transportation; and Advisor of the Secretary of Communications and Transportation.	2016

Mr. J. Javier Hinojosa Puebla	Board Member of Pemex Exploration and Production and Director General of Pemex Exploration and Production Born: 1958 Business experience: Executive Director of Pemex Exploration and Production; Director of Development and Production of Pemex Exploration and Production; and Chief of Staff of the Director General of Pemex-Exploration and Production.	2015

Pemex Industrial Transformation—Directors and Executive Officers

Name	Position with Pemex Industrial Transformation	Year Appointed
Mr. Carlos Alberto Treviño Medina	Chairman of the Board of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2017

Mr. Marco Antonio Murillo Soberanis	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2017

Mr. David Eduardo Rosales Hernández	Board Member of Pemex Industrial Transformation and Director General of Natural Gas and Petrochemicals of the Ministry of Energy Born: 1981 Business experience: Associate Managing Director of Regulations and Permits of Infraestructura Energética Nova, S.A.B. de C.V.; Deputy Director of Energy Projects of Banco Nacional de Obras y Servicios Públicos, S.N.C.; and Director of Transportation of the Regulatory Energy Commission.	2017

Mr. Alberto Torres García	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2018

Mr. David Ruelas Rodríguez	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2018

Mr. J. Javier Hinojosa Puebla	Board Member of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2015

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex Industrial Transformation and Director General of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2016

Pemex Cogeneration and Services—Directors and Executive Officers

Name	Position with Cogeneration and Services	Year Appointed
Mr. Carlos Alberto Treviño Medina	Chairman of the Board of Pemex Cogeneration and Services (refer to Petróleos Mexicanos)	2017

Mr. Rodulfo Figueroa Alonso	Board Member of Pemex Cogeneration and Services (refer to Petróleos Mexicanos)	2015

Mr. Leonardo Cornejo Serrano	Board Member of Pemex Cogeneration and Services and Deputy Director of Industrial Projects of Pemex Industrial Transformation Born: 1969 Business experience: Director of Projects of Pemex Industrial Transformation; Deputy Director of Projects of Pemex-Refining; and Coordinator of Modernization and Capacity Expansion Projects of Pemex-Refining.	2016

Mr. David Ruelas Rodríguez	Board Member of Pemex Cogeneration and Services (refer to Petróleos Mexicanos)	2018

Mr. José Salvador de la Mora Real	Board Member of Pemex Cogeneration and Services (refer to Petróleos Mexicanos)	2018

Mr. Jorge Lomelín Delgadillo	Board Member of Pemex Cogeneration and Services (refer to Petróleos Mexicanos)	2018

Ms. Raquel Buenrostro Sánchez .	Acting Director General of Pemex Cogeneration and Services and Associate Managing Director of Planning and Development of Pemex Cogeneration and Services Born: 1970 Business experience: Associate Managing Director of Planning of Grupo Adya Select, S. de R.L. de C.V.; Advisor to the Director of Management and Finance of PMI; and Director General of Management of Secretaría de Turismo.	2017

Pemex Drilling and Services—Directors and Executive Officers

Name	Position with Pemex Drilling and Services	Year Appointed
Mr. Carlos Alberto Treviño Medina	Chairman of the Board of Pemex Drilling and Services (refer to Petróleos Mexicanos)	2017

Mr. Rodulfo Figueroa Alonso	Board Member of Pemex Drilling and Services (refer to Petróleos Mexicanos)	2016

Mr. Marco Antonio Murillo Soberanis	Board Member of Pemex Drilling and Services (refer to Petróleos Mexicanos)	2017

Mr. Rodrigo Becerra Mizuno	Board Member of Pemex Drilling and Services (refer to Petróleos Mexicanos)	2016

Mr. J. Javier Hinojosa Puebla	Board Member of Pemex Drilling and Services (refer to Pemex Exploration and Production)	2015

Mr. Jorge Valadez Montoya	Board Member of Pemex Drilling and Services and Acting Deputy Director of Businesses Development of Exploration and Production of Petróleos Mexicanos Born: 1973 Business experience: Associate Managing Director of Alliances and New Businesses for Production Support of Petróleos Mexicanos; Deputy Director of Project Analysis of PMI; and Project Leader of Petróleos Mexicanos.	2017

Mr. Miguel Ángel Lugo Valdez	Board Member of Pemex Drilling and Services and Coordinator of Procurement and Supply for Exploration and Production of Petróleos Mexicanos Born: 1967 Business experience: Acting Deputy Director of Strategy Management and Business Model Support of Petróleos Mexicanos; Acting Associate Managing Director of Contract Planning, Evaluation and Consolidation of Petróleos Mexicanos; and Acting Associate Managing Director of Exploration and Production Contracts of Petróleos Mexicanos.	2016

Mr. Guillermo Edmundo Bernal Miranda	Director General of Pemex Drilling and Services Born: 1957 Business experience: Secretary of Finance and Management of the Government of the State of Puebla; Political and Educational Affairs Minister of the Consulate of Mexico in San Francisco, California in the United States of America; General Coordinator of Popular Finances of Instituto Nacional para la Economía Social.	2017

Pemex Logistics—Directors and Executive Officers

Name	Position with Pemex Logistics	Year Appointed
Mr. Carlos Alberto Treviño Medina	Chairman of the Board of Pemex Logistics (refer to Petróleos Mexicanos)	2017

Mr. Marco Antonio Murillo Soberanis	Board Member of Pemex Logistics (refer to Petróleos Mexicanos)	2017

Mr. Rodrigo Becerra Mizuno	Board Member of Pemex Logistics (refer to Petróleos Mexicanos)	2016

Ms. Guadalupe Merino Bañuelos	Board Member of Pemex Logistics and Deputy Director of Strategic Planning and Regulatory Analysis of Petróleos Mexicanos Born: 1971 Business experience: Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Deputy Director of Programming and Budgeting of Petróleos Mexicanos; and Deputy Director of Corporate Services of Petroóleos Mexicanos.	2016

Mr. Enrique Cházaro Acosta	Board Member of Pemex Logistics and Deputy Director of Budget of Petróleos Mexicanos Born: 1988 Business experience: Executive Coordinator of the Director of Management and Services of Petróleos Mexicanos; Regulatory Coordinator of the Economic and Social Benefits Director of the Instituto Mexicano del Seguro Socia; and Advisor to the Director General of Instituto Mexicano del Seguro Social.	2017

Mr. José Luis Antonio Gómez Góngora	Board Member of Pemex Logistics and Coordinator of Procurement and Supply for Industrial Transformation of Petroleos Mexicanos Born: 1957 Business experience: Associate Managing Director of Contracts for Gas and Basic Petrochemicals of Petróleos Mexicanos; Associate Managing Director of Material Resources of Pemex-Gas and Basic Petrochemicals; and Head of the Management Unit of Petróleos Mexicanos.	2015

Pemex Logistics—Directors and Executive Officers

Name	Position with Pemex Logistics	Year Appointed

Mr. Antonio Lopez Velarde Loera	Board Member of Pemex Logistics and Deputy Director of Risk Management and Reinsurance of Petróleos Mexicanos Born: 1976 Business experience: Associate Managing Director of Financial Risk Management of Petróleos Mexicanos; Deputy Manager of Capital Markets and Derivatives of Petróleos Mexicanos; and Deputy Manager of Derivative Transactions of Petróleos Mexicanos.	2018

Mr. Armando David Palacios Hernández	Director General Born: 1973 Business experience: Corporate Director of Alliances and New Businesses of Petróleos Mexicanos; Director of Management of Instituto Mexicano del Seguro Social; and Director of Economic and Social Benefits of Instituto Mexicano del Seguro Social. Other board memberships: Deer Park Refining Limited Partnership.	2018

Pemex Fertilizers—Directors and Executive Officers

Name	Position with Pemex Fertilizers	Year Appointed
Mr. Carlos Alberto Treviño Medina	Chairman of the Board of Pemex Fertilizers (refer to Petróleos Mexicanos)	2017

Mr. Luis Rodolfo Capitanachi Dagdug	Board Member of Pemex Fertilizers and Associate Managing Director of Finance, Industrial Processes and Logistics of Petróleos Mexicanos Born: 1971 Business experience: Associate Managing Director of Accounting for Productive State-Owned Subsidiaries and Other Businesses of Petróleos Mexicanos; Acting Deputy Director of Management and Finance of Pemex-Petrochemicals; and Associate Managing Director of Financial Resources of Pemex-Petrochemicals.	2015

Ms. Alma Rosa Moreno Razo	Board Member of Pemex Fertilizers and Deputy Director of Economic-Financial Performance of Petróleos Mexicanos. Born: 1952 Business experience: Advisor to the Director General of Petróleos Mexicanos; Partner of ITG Consultores; and General Director of Management of Grupo Financiero Banorte, S.A.B. de C.V.	2015

Mr. Marco Antonio Murillo Soberanis	Board Member of Pemex Fertilizers (refer to Petróleos Mexicanos)	2017

Mr. Armando David Palacios Hernández	Board Member of Pemex Fertilizers (refer to Pemex Logistics)	2018

Mr. Jorge Collard de la Rocha	Board Member of Pemex Fertilizers Deputy Director of Business Performance of Petróleos Mexicanos Born: 1951 Business experience: Deputy Director of Management and Finance of Pemex-Petrochemicals; Deputy Director of Management and Finance of Pemex-Exploration and Production; and Acting Deputy Director of Supplies of Petróleos Mexicanos	2015

Mr. Juan Alfredo Lozano Tovar	Director General of Pemex Fertilizers Born: 1968 Business experience: Director of Economic and Social Benefits of the Instituto Mexicano del Seguro Social; General Secretary of the Conferencia Interamericana de Seguridad Social; and Head of the Liaisons of the Instituto Mexicano del Seguro Social.	2016

Pemex Ethylene—Directors and Executive Officers

Name	Position with Pemex Ethylene	Year Appointed
Mr. Carlos Alberto Treviño Medina	Chairman of the Board of Pemex Ethylene (refer to Petróleos Mexicanos)	2017

Mr. Enrique Cházaro Acosta	Board Member of Pemex Ethylene (refer to Pemex Logistics)	2017

Mr. Jorge Valadez Montoya	Board Member of Pemex Ethylene (refer to Pemex Drilling and Services)	2015

Mr. Jorge Collard de la Rocha	Board Member of Pemex Ethylene (refer to Petróleos Mexicanos)	2015

Mr. José Luis Antonio Gómez Góngora	Board Member of Pemex Ethylene (refer to Pemex Logistics)	2015

Mr. Juan Alfredo Lozano Tovar	Board Member of Pemex Ethylene (refer to Pemex Fertilizers)	2016

Mr. José Manuel Alvarado Doria	Board Member of Pemex Ethylene and Deputy Director of Gas and Petrochemicals Process of Pemex Industrial Transformation Born: 1957 Business experience: Deputy Director of Production of Pemex-Gas and Basic Petrochemicals; Acting Associate Managing Director of Evaluation and Improvement of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Operative Control, Optimization and Safety of Pemex-Gas and Basic Petrochemicals.	2016

Mr. Luis Rafael Montanaro Sánchez	Director General Born: 1969 Business experience: Deputy Director of Planning of Pemex Petrochemicals, Acting Deputy Director of Operations of Pemex Petrochemicals; and Associate Managing Director of Morelos PC of Pemex-Petrochemicals;. Other board memberships: Petroquímica Mexicana de Vinilo, S.A. de C.V.; PMV Minera, S.A. de C.V.; and PMV Servicios Administrativas, S.A. de C.V.	2016

Compensation of Directors and Officers

For the year ended December 31, 2017, the aggregate compensation of executive officers of Petróleos Mexicanos and the existing subsidiary entities (17 people) paid or accrued in that year for services in all capacities was approximately Ps. 50.7 million. Except in the case of the independent members, with respect to the previous Board of Directors of Petróleos Mexicanos and the boards of directors of the existing subsidiary entities, and the independent members, with respect to the new Board of Directors of Petróleos Mexicanos, the members of our boards of directors do not receive compensation for their services. The compensation paid or accrued during 2017 to the professional members of the previous Board of Directors of Petróleos Mexicanos and boards of directors of the existing subsidiary entities was approximately Ps. 7.5 million. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for information about the salary advances that we offer to our executive officers as an employee benefit.

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

The Audit Committee consists of the following members:

•	Ms. María Teresa Fernández Labardini, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Audit Committee;

•	Mr. Jorge José Borja Navarrete, independent member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Felipe Duarte Olvera, independent member of the Board of Directors of Petróleos Mexicanos.

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

Employees

Excluding employees employed by us on a temporary basis, at December 31, 2017, Petróleos Mexicanos, its subsidiary entities and subsidiary companies had 127,941 employees, as compared to 130,333 at December 31, 2016. During 2017, Petróleos Mexicanos and the productive state-owned subsidiaries employed an average of 7,298 temporary employees.

The following table sets forth our employee numbers for the five years ended December 31, 2017:

Year	Petróleos Mexicanos and Subsidiary Entities	Subsidiary Companies	Total
2013	154,474	764	155,538
2014	153,085	804	153,889
2015	138,397	786	139,183
2016	126,940	3,393	130,333
2017	124,660	3,281	127,941

Source: Petróleos Mexicanos and the subsidiary companies.

As of December 31, 2017, the Petroleum Workers’ Union represented approximately 81.2% of the work force of Petróleos Mexicanos and the productive state-owned subsidiaries. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. Our relationship with our employees is regulated by the Ley Federal de Trabajo (which we refer to as the Federal Labor Law), a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union and the Employment Regulation for White Collar Employees of PEMEX and Subsidiary Entities. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union’s was officially established in 1938, we have not experienced labor strikes; we have experienced work stoppages for short periods of time, but none of these stoppages had a material adverse effect on our operations.

On July 11, 2017, Petróleos Mexicanos and the Petroleum Workers’ Union executed a new collective bargaining agreement that will regulate their labor relations until July 31, 2019. The new collective bargaining agreement provided for a 3.12% increase in wages.

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

On November 5, 1997, the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the plan assets for our retirement benefits totaled Ps. 55,693 million in 2016 and Ps. 51,952 million in 2017. As of December 31, 2016 and 2017, the balance of the Pemex Labor Fund was Ps. 9,490 million and Ps. 8,485 million, respectively.

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

Related Party Transactions

Directors and employees of Petróleos Mexicanos and the Subsidiary Entities are subject to regulations addressing conflicts of interest, including the Petróleos Mexicanos Law, Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials) and the Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus Empresas Productivas Subsidiarias y, en su caso, Empresas Filiales (Anticorruption Policies and Guidelines for Petróleos Mexicanos, its Subsidiary Productive Companies and, where applicable, Subsidiary Companies). Under these provisions, directors and employees of Petróleos Mexicanos are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

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

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities, respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2017 was Ps. 4.5 million. As of March 31, 2018, the aggregate amount of salary advances outstanding to our executive officers was Ps. 2.4 million.

Secretary of Energy, Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos since December 2012, as well as certain members of his family, have held ownership interests since prior to Mr. Pedro Joaquín Coldwell’s appointment to the Board of Directors and through October of 2017 in companies that have entered into agreements with Pemex-Refining, now held by Pemex Industrial Transformation, for the sale and purchase of gasoline and other products by certain retail service stations and a wholesale distributor, as well as the performance of other related activities, as provided below:

Company	Name	Ownership Share
Servicio Cozumel, S.A. de C.V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell(1) Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell) Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	60% 20% 20%

Planta de Combustible Cozumel, S.A. de C.V. (which operates as a wholesale distributor)	Testamentary Trust(2) Mr. Pedro Joaquín Coldwell(1)	57% 40%

Gasolinera y Servicios Juárez, S.A. de C.V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell(1) Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell) Testamentary Trust(3)	40% 20% 40%

Combustibles Caleta, S.A. de C.V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell(1) Mr. Pedro Oscar Joaquín Delbouis Mr. Nassim Joaquín Delbouis Mr. Ignacio Nassim Ruiz Joaquín Testamentary Trust(4)	20% 20% 20% 20% 20%

Combustibles San Miguel, S.A. de C.V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell(1) Mr. Pedro Oscar Joaquín Delbouis Mr. Nassim Joaquín Delbouis Mr. Ignacio Nassim Ruiz Joaquín	25% 25% 25% 25%

(1)	In Novermber 2017, Mr. Pedro Joaquín Coldwell transmitted all of his shares in these companies to a management and investment trust held at the Banco Mercantil del Norte, S.A, Institución de Banca Múltiple, Grupo Financiero Banorte.
(2)	60% of these shares were owned by Fausto Nassim Joaquín Ibarra (father of Pedro Joaquín Coldwell), until his death in June of 2016, after which 57% of these shares became property of an investment, management and testamentary revocable trust, which we refer to as the Testamentary Trust. 50% of the voting rights of these shares are currently exercised by Mr. Pedro Oscar Joaquín Delbouis, and 50% are exercised by Mr. Nassim Joaquín Delbouis.
(3)	40% of these shares were owned by Fausto Nassim Joaquín Ibarra until his death in June of 2016, after which these shares became property of the Testamentary Trust. 100% of the voting rights of these shares are currently exercised by Mr. Pedro Joaquín Coldwell.
(4)	20% of these shares were owned by Fausto Nassim Joaquín Ibarra until his death in June of 2016, after which these shares became property of the Testamentary Trust. 50% of the voting rights of these shares are currently exercised by Mr. Pedro Oscar Joaquín Delbouis, and 50% are exercised by Mr. Nassim Joaquín Delbouis.

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

Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements”.

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

Audits and Other Investigations by the Mexican Government

The Auditoría Superior de la Federación (Superior Audit Office of the Federation, or the ASF), annually reviews the Cuenta Pública (Public Account) of Mexican Government entities, including Petróleos Mexicanos and our subsidiary entities. This review focuses mainly on the entities’ compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances, any observed issues are clarified and disposed of.

The Liabilities Unit at Petróleos Mexicanos, which is part of the SFP, is responsible for receiving complaints and investigating violations of the Federal Law of Administrative Responsibilities of Public Officials and the General Law of Administrative Liabilities, as well as imposing administrative penalties in accordance with the law. The SFP, through the Liabilities Unit, provided us with the information below regarding the main investigations and administrative proceedings against our employees and former employees.

In March and April 2010, the SFP imposed administrative penalties against several officers of Pemex-Refining in connection with a pipeline rupture in Nanchital, Veracruz. As of the date of this report, the final outstanding appeal was denied, the penalties were confirmed and all legal proceedings related to these matters have concluded.

In May 2010, the SFP filed a criminal complaint and initiated two administrative proceedings against María Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption pursuant to which PMI lost revenues of approximately U.S. $13 million. The alleged acts involved the unauthorized sale of ULSD for the economic benefit of foreign companies, including Blue Oil Trading Ltd. On November 25, 2015, the SFP was notified by the Federal Attorney General that there would be no criminal prosecution based on a resolution issued on October 6, 2015. As of the date of this annual report, the criminal complaint has been concluded. In November 2010, the first administrative proceedings concluded, resulting in Ms. Miyazaki Hara being fined Ps. 164.2 million and banned from holding public sector positions for 20 years. Ms. Miyazaki Hara filed a motion before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Federal Court of Tax and Administrative Justice seeking that this resolution be declared null and void. On December 6, 2016, the Segunda Sección de la Sala Superior (Second Section of the Superior Court) of the Tax and Administrative Federal Court issued a judgment declaring the resolution null and void. On January 27, 2017, the SFP filed a motion to review this judgment, which was granted (file R.F.-66/2017-V) by the Octavo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Eighth Administrative Joint Court of the First Circuit). The plantiff also filed a motion to review the resolution and an amparo, which was considered untimely and was denied on April 10, 2017 (D.A.-257/2017-V). The plaintiff filed a complaint against this resolution (No. 9/2017), which was denied on May 10, 2017. As of the date of this report, this proceeding has concluded. In addition, on June 25, 2013, the second administrative proceeding concluded, and the SFP fined Ms. Miyazaki Hara for Ps. 59.3 million and banned her from holding public sector positions for 20 years. On September 23, 2013, Ms. Miyazaki Hara filed a motion against this resolution before the Octava Sala Regional Metropolitana (Eighth Regional Metropolitan Court) of the Federal Court of Tax and Administrative Justice seeking that this additional resolution also be declared null and void, which was granted on February 20, 2017 (file No. 66/2017-V). On January 30, 2017, the SFP filed a motion to review this judgment, which was admitted (file R.F.-77/2017-II) by the Eighth Administrative Joint Court of the First Circuit. The plaintiff also filed a motion to review the resolution and an amparo, which was considered untimely and was denied on April 11, 2017 (D.A.-261/2017-II). The plaintiff filed a complaint against this resolution (No. 11/2017), which was denied on May 12, 2017. As of the date of this annual report, this proceeding has concluded.

In December 2010, the SFP issued a resolution imposing penalties against 15 public sector employees for being involved in irregularities related to the leasing procedures for four vessels. The employees were fined and barred from public sector employment for a period of ten years. The employees appealed the penalties. The penalties imposed by the resolution issued by the SFP were declared null and void in ten cases and valid in four cases. In the final pending case, Mr. Zermeño Díaz filed an amparo, which was denied on July 10, 2014, by the el Cuarto Tribunal Colegiado en Materia Administrativa del Primer Circuito (Fourth Administrative Joint Court of the First Circuit). As of the date of this annual report, this proceeding has concluded.

On October 11, 2011, the SFP announced that it had fined three former officers of PMI an aggregate amount of Ps. 267.8 million, for allegedly improper contracting practices in the purchase and/or sale of petroleum products, which allegedly benefited certain of PMI’s commercial counterparties. The implicated former officers of PMI were also barred from public sector employment for a period of ten years. These former officers appealed the penalties. Two motions were granted and the resolutions declared null and void. On February 8, 2017, a judgment was issued by the Sala Superior (Higher Court) of the Tribunal Federal de Justicia Administrativa (Federal Court of Administrative Justice) declaring the third resolution null and void. On April 3, 2017, the SFP filed a motion to review this resolution and the former officer filed an amparo (file No. D.A. 198/2017) before the Quinto Tribunal Colegiado en Materia Administrativa del Primer Circuito (Fifth Joint Administrative Court of the First Circuit). On February 15, 2018, a judgment was issued declaring the judgment issued in February 2017 valid. As of the date of this annual report, this matter has concluded.

In July 2011, a criminal complaint was filed against Mario Blenda Ahumada, former Deputy Director of Trade and Refined Products of PMI, after a Ps. 11.0 million increase in his personal assets was detected. The Federal Attorney General’s Office concluded its investigation without filing a criminal complaint. The SFP filed a motion against this resolution, which was granted. As of the date of this annual report, the investigation is ongoing to determine whether criminal charges will be brought.

On April 24, 2014, the SFP issued a resolution imposing penalties against several public sector employees in connection with operations executed with Oceanografía, S.A. de C.V. Four employees of Pemex-Exploration and Production were barred from public sector employment for six months to one year. The employees filed motions (files No. 14/8891-19-01-02-08-OT; 10781/14-17-10-5; 16172/14-17-04-7; and 15972/14-17-11-4) before the Regional Court of Chiapas-Tabasco and the Décima Sala Regional Metropolitana (Tenth Regional Metropolitan Court), the Cuarta Sala Regional Metropolitana (Fourth Regional Metropolitan Court) and the Décima Primera Sala Regional Metropolitana (Eleventh Regional Metropolitan Court) of the Federal Court of Tax and Administrative Justice, respectively, requesting that the penalties be declared null and void. The following sets forth the status of these proceedings:

•	On April 4, 2015, a judgment was issued (file No. 14/8891-19-01-02-08-OT) declaring the resolution null and void and requesting that a new judgment be issued. On September 29, 2016, a new resolution was issued and the employee filed a new administrative claim (file No. 518/16-26-01-2) before the Sala Regional de Tabasco del Tribunal de Justicia Administrativa (Regional Court of Tabasco of the Administrative Justice Court). On June 29, 2017, a judgment was issued declaring the resolution null and void. The SFP filed a motion to review this resolution before the Joint Administrative and Labor Court of the Tenth Circuit (file No. R.F. 32/2017). As of the date of this report, a final resolution is still pending.

•	On May 9, 2015, a judgment was issued (file No. 10781/14-17-10-5) declaring the resolution valid. On December 14, 2016, the employee filed an amparo requesting that a new judgment be issued, which was granted. On June 27, 2017, a new resolution was issued declaring the resolution against the employee valid. The employee subsequently filed an amparo before the Eighth Administrative Joint Court of the First Circuit (file D.A. 638/2017). As of the date of this report, a new judgment is still pending.

•	On February 15, 2015, a judgment was issued (file No. 16172/14-17-04-7) declaring the resolution null and void. On August 11, 2016, the Tribunal Colegiado de Circuito (Circuit Court) dismissed the judgment and remanded for issuance of a new resolution. On March 1, 2017, a new judgment was issued declaring the resolution null and void, which was confirmed by the Joint Circuit Court on October 23, 2017.

•	On March 19, 2015, a judgment was issued (file No. 15972/14-17-11-4) declaring the resolution null and void, which was sustained by the Circuit Court on October 16, 2015.

Key Energy Services

On August 11, 2016, the SEC announced that Key Energy Services, Inc. agreed to pay U.S. $5 million to settle SEC charges that it violated the internal controls and books-and-records provisions of the Foreign Corrupt Practices Act. These violations arose from payments allegedly made by its subsidiary, Key Mexico, to one of our employees to induce him to provide advice, assistance and inside information that was used by Key Energy and Key Mexico in negotiating contracts with us. The Liabilities Unit at Petróleos Mexicanos started an investigation and, as of the date of this annual report, the investigation is ongoing.

Odebrecht

On December 21, 2016, the U.S. Department of Justice publicly disclosed that Odebrecht, a global construction conglomerate based in Brazil, pled guilty to charges of bribery and corruption in connection with, among other things, bribes paid for more than 100 projects in twelve countries. The report further disclosed that, between 2010 and 2014, Odebrecht had bribed officials of the Mexican government for an amount equal to U.S. $10.5 million, including the payment to a high-level official of a Mexican state-owned and state-controlled company of a bribe of U.S. $6 million.

On December 22, 2016, the Liabilities Unit commenced an investigation into instances of bribery or corruption related to these allegations. On January 25, 2017, we filed a criminal complaint with the Federal Attorney General’s Office against any party for acts that may have been committed against PEMEX.

As a result investigations being conducted by the Liabilities Unit, SFP and Federal Attorney General’s Office, agreements executed by Odebrecht and its affiliates with various public entities of the Mexican Government have been and are continuing to be reviewed. As of the date of this annual report, the SFP has initiated eight administrative sanctioning procedures: four against Odebrecht and its affiliates, two against their legal representatives and two against employees of PEMEX. The results of these investigations have resulted in the following actions:

•	On June 14, 2017, the Ministry of the Public Function, through the Liabilities Unit, initiated four administrative sanctioning procedures against two affiliates of Odebrecht and its representatives for probable wrongful payments related to a public work contract in our Miguel Hidalgo refinery.

•	On June 16, 2017, we notified Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V. (“ODM”) of the termination of the engineering, procurement and construction contract between ODM and Pemex Industrial Transformation dated November 12, 2015. This contract was valued at Ps. 1.8 billion and covered works related to the construction of access ways and external works for the residual exploitation project for the Miguel Hidalgo refinery. We terminated this contract due to ODM’s failure to comply with its obligations.

•	On September 11, 2017 and October 8, 2017, the SFP, through the Liabilities Unit, announced that it had identified additional irregularities in connection with payments of Ps. 119 million and Ps. 2.5 million, respectively, related to the execution of public work contracts in our Miguel Hidalgo refinery involving an affiliate of Odebrecht and a public officer of Pemex Industrial Transformation.

•	On December 11, 2017, the SFP announced it has banned Constructora Norberto Odebrecht, S.A. from bidding for and entering into Mexican Government contracts and contracts with PEMEX, for four years and two years, respectively, as a result of having wrongfully received Ps. 119 million pesos in connection with one of the public work contracts executed for our Miguel Hidalgo refinery.

•	On December 15, 2017, the SFP announced that it had fined an officer of Pemex Industrial Transformation in the amounts of Ps. 119 million and Ps. 2.5 million and also barred such officer from public sector employment for a period of ten years.

•	On April 17, 2018, the Liabilities Unit announced that it has banned each of ODM and Constructora Norberto Odebrecht, S.A for two years and six months from bidding for and entering into Mexican government contracts, including contracts with PEMEX, and fined each of them in an aggregate amount of Ps. 543.5 million for wrongful acts committed in connection with, and failure to comply with the requirements of, the contract executed with Pemex Industrial Transformation for the Miguel Hidalgo refinery. The SFP also announced it has banned each of the Director General, Mr. Luis Alberto de Meneses Weyll, and the Director of Management and Finance, Mr. Gleiber José de Faria, of ODM, for two years and three months and fined each of them in an aggregate amount of Ps. 1.26 million for wrongful acts committed in connection with, and failure to comply with the requirements of, the contract executed with Pemex Industrial Transformation for the Miguel Hidalgo refinery.

The administrative sanctions imposed by the SFP are independent of any criminal charges that may be brought as a result of the criminal investigation that is being carried out by the Attorney General’s Office, which, as of the date of this annual report, is still ongoing.

We are collaborating with the SFP, the Liabilities Unit, and the Federal Attorney General’s Office in order to hold those responsible for these acts accountable and ensure that we recover any damages to which we are entitled.

Actions Against the Illicit Market in Fuels

In order to counteract the illicit fuel market, we have implemented a security strategy throughout our facilities that seeks to:

•	integrate a strategic safeguard system, allowing us to respond in a timely manner to risks of illegal activity;

•	strengthen coordination and collaboration between Petróleos Mexicanos and our subsidiary entities, as well as with authorities in the three orders of government, including the Federal Attorney General’s Office, Federal Consumer’s Office, Tax Administration System, federal, state and municipal police, the Secretaría de la Defensa Nacional (Ministry of National Defense) and the Mexican navy;

•	optimize our human capital and modernize our technology;

•	modernize our information systems to improve our strategic decision making and our response time; and

•	revise our security strategy to incorporate innovations from the fields of industrial safety, civil protection, and environmental preservation.

Our initiatives aim to develop a sustainable operating model to safeguard the areas in which we operate, which comprise approximately 2.0 million square kilometers of onshore fields and 3.2 million square kilometers of Mexican territorial waters.

These initiatives are intended to strengthen our ability to combat the illicit market in fuels, and include our increased investments in surveillance technology for our facilities and pipelines, as well as the reinforcement of equipment and resources available to protect our personnel, facilities, the general population and the environment. In particular, during 2017, we continued the following strategic measures in order to decrease incidents of criminal activity at our facilities:

•	Worked with the judicial and ministerial authorities to identify 6,660 vehicles involved in the illicit market in fuels, as compared to 2,695 vehicles in 2016, which represents a 147.1% increase. The number of individuals brought before judicial authorities in connection with the illicit market in fuels increased to 976, as compared to 583 individuals brought before judicial authorities in 2016, which represents a 67.4% increase, mainly due to implementation of the Sistema de Justicia Penal Acusatorio (Adversarial System in Criminal Justice), which requires that law enforcement, not our personnel, act as first responders to any suspected participation in hydrocarbon related crime, irrespective of whether we, or any other group initially discovered the illegal activity.

•	Inspected the rights of way and facilities through a total of 19,587,523 kilometers patrolled in 2017, at an average of 52,058 kilometers per day by vehicle and 1,606 kilometers per day by foot, as compared to 305 kilometers per day by foot and 28,693 kilometers per day by vehicles during 2016, which represents an increase of 87.03% in total kilometers patrolled. These surveillance activities were carried out in coordination with the Ministry of National Defense, the Mexican Navy and other governmental authorities.

•	Strengthened our collaborations with governmental entities, the Federal Attorney General’s Office, the federal police and the Ministry of the Interior, among others, to share information and provide support to investigative teams focused on theft and illegal trade in fuels. We have also provided training for authorities responsible for the prevention, detection and prosecution of criminal activities in the illicit market in fuels, particularly in the inspection of automobile tanks and the documentation needed to be able to transport fuel, in an effort to support intragovernmental coordination.

•	Created territorial divisions to best use monitoring technologies along with our ground patrol, which has allowed us to detect a higher number of illegal drillings and to prevent the illegal extraction of fuels.

These measures led to the recovery of 22.6 million liters of hydrocarbon product in 2017, which represents an increase of approximately 72.5% as compared to the 13.1 million liters recovered in 2016.

These efforts also led to the identification and sealing of 10,316 illegal pipeline taps in 2017, as compared to the identification and sealing of 6,873 illegal pipeline taps during 2016, which represents a 50.1% increase. This increase resulted from both increased surveillance and an increase in the number of criminal attempts to divert our products. Our renewed focus on the detection of illegal pipeline taps in 2017 enabled us to collect more information and develop more effective strategies to combat fuel theft, which in turn improved our ability to deploy ground patrol for the immediate identification and sealing of pipeline taps and prevent additional extraction of our hydrocarbon products.

On June 1, 2017, we announced the cancellation of the franchise contracts of seven gas stations located in the state of Puebla, which allegedly committed irregularities in their fuel trade procedures and had tax inconsistencies. The announcement was the result of an operation involving PEMEX, the Secretaría de Hacienda

y Crédito Público (Ministry of Finance and Public Credit) through the Tax Administration Service and its Financial Intelligence Unit, as well as the Procuraduría General de la República (Attorney General’s Office), the Secretaría de la Defensa Nacional (Ministry of National Defense) and the Comisión Nacional de Seguridad (National Security Commission), through the federal and state police. Through measures like these, we seek to provide certainty to our customers, as well as to combat the illicit market in fuels, tax evasion, money laundering and commercial fraud.

On February 14, 2018, the Liabilities Unit at Petróleos Mexicanos imposed penalties on eight employees from the storage and distribution terminal of Pemex Logistics in the state of Chihuahua for operating technological devices to alter the measurement parameters to fill fuel tankers and for deviating from expected routes. Three of these employees were dismissed and barred from holding public sector positions for one year and five employees were suspended. On March 14, 2018, the Liabilities Unit at Petróleos Mexicanos dismissed another three employees from Sector Pipelines Bajío of Pemex Logistics and barred them from holding public sector positions for ten years for the tapping of diesel in the Tula-Salamanca pipeline in Celaya, Guanajuato.

On March 27, 2018, the Liabilities Unit at Petróleos Mexicanos suspended an employee from Sector Pipelines Minatitlán of Pemex Logistics. This employee allegedly belongs to an organized network that repeatedly manipulated and altered the valves of the Minatitlán-México pipeline in Acayucan, Veracruz.

Civil Actions

In the ordinary course of our business, we are a party to a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. At December 31, 2016 and 2017, we had accrued a reserve of Ps. 15.1 billion and Ps. 7.8 billion, respectively, for our contingent liabilities in connection with these lawsuits. Our material legal proceedings are described in Note 25 and Note 27 to our audited financial statements included in this report, and those descriptions are incorporated by reference under this Item.

Dividends

Pursuant to the Petróleos Mexicanos Law, as of January 1, 2016, Petróleos Mexicanos and its subsidiary entities are subject to a new dividend policy that will require them to pay a state dividend to the Mexican Government on an annual basis. In accordance with the Federal Revenue Law of 2017 and the Federal Revenue Law of 2018, Petróleos Mexicanos was not required to pay a state dividend in 2017 and will not be required to pay a state dividend in 2018. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX—Other Payments to the Mexican Government.”

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

Material Contracts

As of December 31, 2016 and 2017, we have entered into contracts with various contractors for approximate amounts of Ps. 817,994 million and Ps. 698,905 million, respectively. These contracts are for the development of investment projects. See Note 24(e) to our consolidated financial statements included herein.

On January 27, 2009, Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for the issuance by Petróleos Mexicanos from time to time of unsecured debt securities. On the same date, Petróleos Mexicanos entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Credit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which Petróleos Mexicanos established a U.S. $7.0 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, Petróleos Mexicanos’ obligations under all notes issued under this program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. In December 2010, Petróleos Mexicanos appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. In each of December 2010 and January 2010, Petróleos Mexicanos increased the size of this program to U.S. $12.0 billion and U.S. $22.0 billion, respectively. Petróleos Mexicanos issued U.S. $3.5 billion of notes and bonds under this program in 2011. In 2012, Petróleos Mexicanos issued U.S. $5.3 billion of notes and bonds under this program. In 2013, Petróleos Mexicanos increased the size of this program to U.S. $32.0 billion and issued U.S. $6.9 billion of notes and bonds under it. In 2014, Petróleos Mexicanos increased the size of this program to U.S. $42.0 billion and issued U.S. $7.9 billion of notes and bonds under it. In 2017, Petróleos Mexicanos increased the size of this program to U.S. $92.0 billion and issued €4.3 billion, U.S. $5.0 billion and £450.0 million of notes and bonds under it. During the first three months of 2018, Petróleos Mexicanos increased the size of this program to U.S. $102.0 billion and issued U.S. $4.0 billion of notes and bonds under it. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

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

Taxation

The 1997 Securities, the 1999 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities, the 2013 Securities, the 2014 Securities, 2016 and the 2017 Securities.

As of the date of this annual report, we have registered the following securities (the “Registered Securities”) with the Securities and Exchange Commission.

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

Pursuant to a registration statement on Form F-4 (File No. 333-205763), which was declared effective by the SEC on February 22, 2016, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services registered pursuant to the Securities Act up to U.S. $1,500,000,000 of 3.500% Notes due 2020, up to U.S. $1,000,000,000 of 4.250% Notes due 2025, $1,500,000,000 of 4.500% Notes due 2026, up to U.S. $1,500,000,000 of 5.50% Bonds due 2044 and up to U.S. $3,000,000,000 of 5.625% Bonds due 2046. Pursuant to a registration statement on Form F-4 (File No. 333-213351), which was declared effective by the SEC on November 11, 2016, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services registered pursuant to the Securities Act up to U.S. $750,000,000 of 5.500% Notes due 2019, up to U.S. $1,250,000,000 of 6.375% Notes due 2021, up to U.S. $2,069,302,000 of 4.625% Notes due 2023, up to U.S $3,000,000,000 of 6.875% Notes due 2026, and up to U.S.$3,500,000,000 of 6.750% Notes due 2047. We refer to the securities registered in 2016 as the 2016 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-220721), which was declared effective by the SEC on February 22, 2018, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services registered pursuant to the Securities Act up to U.S. $1,500,000,000 5.375% Notes due 2022, up to U.S. $1,000,000,000 Floating Rate Notes due 2022, up to U.S. $5,500,000,000 6.500% Notes due 2027 and up to U.S. $2,500,000,000 6.750% Bonds due 2047. We refer to the securities registered in 2018 as the 2018 Securities and together with the 1997 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities, the 2013 Securities, the 2014 Securities and the 2016 Securities as the Registered Securities.

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

United States Holders that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below, although it is not clear to what types of income the book/tax conformity rule applies. This rule generally is effective for tax years beginning after December 31, 2017 or, for debt securities issued with original issue discount, for tax years beginning after December 31, 2018. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

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

This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with our current internal regulation. We have a Financial Risk Working Group (FRWG) which is a specialized working group with decision-making authority on financial risk exposure, financial risk mitigation schemes, and DFIs trading of Petróleos Mexicanos, the subsidiary entities, and where applicable, subsidiary companies.

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

As part of the regulatory framework for financial risk management, we have limited and specified the counterparties with which we may trade DFIs and other financial instruments.

Given that the outstanding DFIs of Petróleos Mexicanos have been entered into for risk mitigation purposes, particularly with economic hedging purposes, there is no need to establish and monitor market risk limits.

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

DFIs held with financial counterparties do not require collateral exchange clauses. Notwithstanding, our regulatory framework promotes credit risk mitigation strategies such as collateral exchange.

We do not have an independent third party to verify the compliance with these internal standards; however, we have internal control procedures that certify our compliance with existing policies and guidelines.

Description about Valuation Techniques

Fair Value of DFIs

We periodically evaluate our exposure to international hydrocarbon prices, interest rates and foreign currencies, and we use derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

We monitor the fair value of our DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

Our DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors and contains no exotic instruments that require numerical approximations for their valuation.

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

Fair value hierarchy

Our fair-value assumptions fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

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

Liquidity Sources

Liquidity Risk

Our main internal source of liquidity comes from our operations. Additionally, through our debt planning and the purchase and sale of U.S. dollars, we currently preserve a cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover our investment and operating expenses, as well as other payment obligations, such as those related to DFI’s. In order to preserve a cash balance at a suitable level, during the fourth quarter of 2017, we entered into ten FX swaps of the peso against U.S. dollar for an aggregate amount of U.S. $3.0 billion.

In addition, we have acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 3,500 million and Ps. 20,000 million with expiration dates in June and November 2019, respectively, and three others that provide access to U.S. $1.5 billion, U.S. $3.3 billion and U.S. $2.0 billion with expiration dates in December 2019, February 2020 and January 2021, respectively. Finally, the investment strategies of our portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.

Certain PMI subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury or “in-house bank,” which provides access to a syndicated credit line for up to U.S. $700 million and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI subsidiaries have access to bilateral credit lines from financial institutions for up to U.S. $650 million.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company’s board of directors.

Changes in Exposure to Main Risks

Market Risk

(i)	Interest Rate Risk

We are exposed to fluctuations in floating interest rate liabilities. We are exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2017, approximately 15.6 % of our total net debt outstanding consisted of floating rate debt.

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

As of December 31, 2017, we were a party to four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $ 1,623.75 million at a weighted average fixed interest rate of 2.35% and a weighted average term of 7.3 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars for an outstanding aggregate notional amount of U.S. $ 71.94 million, at a weighted average fixed interest rate of 4.17% and a weighted average term of 4.41 years.

(ii)	Exchange Rate Risk

Most of our revenues are denominated in U.S. dollars, a significant amount of which is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues from domestic sales of gasoline and diesel, net of IEPS Tax, tax duties, incentives, and other related taxes, as well as domestic sales of natural gas, LPG, petrochemicals and our byproducts are referenced to international U.S. dollar-denominated prices.

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

Cross-Currency Swaps

We prioritize debt issuances denominated in U.S. dollars; nonetheless, this is not always achievable and hence non-U.S. dollar-denominated debt issued in international currencies is hedged through DFIs, either with swaps to convert the debt into U.S. dollars or through other DFIs to mitigate our exchange rate risk exposure. The rest of the debt is denominated in pesos or in UDIs, for which most of the debt denominated in UDIs has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, our debt issued in international currencies other than U.S. dollars has exchange rate risk mitigation strategies. Through these strategies, we have further sought to reduce our cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed appropriate.

The underlying currencies of our DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar against the U.S. dollar and UDIs against the peso.

In 2017, we entered into various cross-currency swaps to hedge inflation risk arising from debt obligations denominated in UDIs for an aggregate notional amount of Ps. 6,291.97 million. During 2016, we entered into the same kind of instruments to hedge currency risk arising from debt obligations denominated in euros and Swiss francs, for an aggregate notional amount of U.S. $3,459.2 million and the inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of Ps. 1,077.1 million.

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

Moreover, in 2017 we entered into, without cost, three options structures called “Seagull Option” to hedge the notional risk of three debt issues in euros for an aggregate notional amount of € 4,250 million. These structures protect the short exposure in euros against an appreciation of the euro versus the U.S. dollar in a specific range, and recognize a benefit if the euro depreciates up to a certain exchange rate, for each debt issue. In order to mitigate the exchange rate risk caused by the coupons of these issues we entered into only coupon swaps.

Additionally, we entered into, without cost, a structure which is composed of a cross-currency swap and the sale of a call option, in order to hedge the notional risk of a debt issue in Pounds sterling for £450 million, guaranteeing complete protection up to a certain exchange rate and partial protection above that level.

In 2016, we entered into, without cost, an options structure called “Seagull Option” in order to cover the notional risk of a debt issue in Japanese yen for ¥80,000 million, keeping the coupons in the original currency (0.5% annual coupon rate). This structure protects the short exposure in Japanese yen against an appreciation of the Japanese yen versus the U.S. dollar in a specific range, and recognizes a benefit if the Japanese yen depreciates up to a certain exchange rate.

We recorded a total net foreign exchange gain of Ps. 23,184.1 million for the year ended December 31, 2017 and a total net foreign exchange loss of Ps. 254,012.7 million and Ps. 154,765.6 million for the years ended December 31, 2016 and 2015, respectively. These gains and losses include unrealized foreign exchange gains associated with debt of Ps. 16,685.4 million for the year ended December 31, 2017 and unrealized foreign exchange loss associated with debt of Ps. 243,182.8 million and Ps. 152,554.5 million for the years ended December 31, 2016 and 2015, respectively. The appreciation of the peso caused a total net foreign exchange gain in 2017 because a significant portion of our debt, 89.4% (principal only) as of December 31, 2017, is denominated in foreign currency. Unrealized foreign exchange gains and losses do not impact our cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect our ability to meet U.S. dollar-denominated financial obligations and it improves our ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase our peso-denominated debt service costs on a U.S. dollar basis. Our foreign exchange gain in 2017 was due to the appreciation of the peso, from Ps. 20.6640 = U.S. $1.00 on December 31, 2016 to Ps. 19.7867 = U.S. $1.00 on December 31, 2017. Our foreign exchange loss in 2016 was due to the depreciation of the peso, from Ps. 17.2065 = U.S. $1.00 on December 31, 2015 to Ps. 20.6640 = U.S. $1.00 on December 31, 2016. Our foreign exchange loss in 2015 was due to the depreciation of the peso, from Ps. 14.7180 = U.S. $1.00 on December 31, 2014 to Ps. 17.20650 = U.S. $1.00 on December 31, 2015.

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

Finally, a significant amount of PMI Trading’s income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to our subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading’s exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency, as well as from certain related sales costs denominated in domestic currency.

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

Our exposure to hydrocarbon prices is partly mitigated by natural hedges between our inflows and outflows.

Since 2016, as a result of the changes in our fiscal regime, our sensitivity to crude oil prices has decreased. Nonetheless, we worked on hedging strategies for the following years in order to reduce our exposure to potential drops in the crude oil price.

Commodity Derivatives

In April 2017, we entered into a crude oil hedge to partially protect our cash flows from a decrease in the Mexican crude oil basket price below that established in the Federal Revenue Law. We hedged 409 thousand barrels per day from May to December 2017 for U.S. $133.5 million. As a result of this strategy, we had an income of U.S. $205.7 million.

During the fourth quarter of 2017, we entered into a crude oil hedge to partially protect our cash flows for the fiscal year 2018, from a decrease in the Mexican crude oil basket price below that established in the 2018 Federal Revenue Law. We hedged 440 thousand barrels per day from January to December 2018 for U.S. $449.9 million.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Until 2016, Pemex Industrial Transformation entered into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transferred the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. As of 2017, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers, thereby replacing Mex Gas Supply, S.L. However, as of December 31, 2017, no DFIs had been carried out under this mechanism. Through these mechanisms, Pemex Industrial Transformation maintains a negligible or even null exposure to market risk. These portfolios have VaR and CaR limits in order to limit market risk exposure.

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

(iv)	Risks Related to the Portfolio of Third-Party Shares

During 2017, PMI subsidiaries liquidated the total shareholding in Repsol, S.A. (Repsol), which was 23,416,219 shares. As a result, as of December 31, 2017, we do not hold any third-party shares of companies that do not report on the financial markets and, therefore, we do not hold any related DFIs.

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

Moreover, we have entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting our exposure with our counterparties to a specific threshold amount. The specified thresholds were reached in three cross-currency swaps from the first to the fourth quarter of 2017, which were used to hedge the exchange rate exposure to the euro and in five cross-currency swaps during 2016, which were used to hedge the exchange rate exposure to the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. During 2017, we did not enter into any cross-currency swap with these characteristics.

In addition, during 2016 we entered into long-term DFIs with mandatory early termination clauses (pursuant to which, at a given date, and irrespective of the then current MtM, the DFI will terminate and settle at the corresponding MtM, and we can either enter into a new DFI with the same counterparty or a new counterparty) which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of December 31, 2017, we have entered into three euro swaps and two Japanese yen Seagull Option structures, with termination clauses in 2018 and 2021, respectively.

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

As of December 31, 2017 and 2016, the net fair value of our DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in our consolidated statement of financial position, was Ps. 12,367.5 million and Ps. (26,010.5) million, respectively. As of December 31, 2017 and 2016, we did not have any DFIs designated as hedges. See Note 16 to our consolidated financial statements included herein.

For the year ended December 31, 2017, we recognized a net gain of Ps. 25,338.3 million and for the years ended December 31, 2016 and 2015, we recognized a net loss of Ps. 14,001.0 million and Ps. 21,449.9 million, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

According to established accounting policies, we have analyzed the different contracts that we have entered into and have determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2017 and 2016, we did not recognize any embedded derivatives (foreign currency or index).

QUANTITATIVE DISCLOSURE

Fair Value

The following tables show our cash flow maturities as well as the fair value of our debt and DFI portfolios as of December 31, 2017. It should be noted that:

•	For debt obligations, these tables present principal cash flow and the weighted average interest rates for fixed rate debt.

•	For interest rate swaps, cross-currency swaps, currency options and currency forwards, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.

•	Weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date.

•	For natural gas DFIs, volumes are presented in millions of British thermal units (MMBtu), and fixed average and strike prices are presented in U.S. dollars per MMBtu.

•	For crude oil, volumes are presented in millions of barrels, and fixed average and strike prices are presented in U.S. dollars per barrel.

•	A DFI’s fair value includes CVA and is calculated based on market quotes obtained from market sources such as Bloomberg. Forward curves and implied volatilities for natural gas and crude oil are supplied by the Kiodex Risk Workbench platform.

•	For PMI Trading, the prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others.

•	Fair value is calculated internally, either by discounting cash flows with the corresponding zero-coupon yield curve in the original currency, or through other standard methodologies commonly used in financial markets for specific instruments.

•	For all instruments, the tables are based on the contract terms in order to determine the future cash flows that are categorized by expected maturity dates.

This information is presented in thousands of pesos (except as noted).

Quantitative Disclosure of Debt Cash Flow’s Maturities as of December 31, 2017(1)

	Year of expected maturity date					2023 thereafter	Total carrying value	Fair value
	2018	2019	2020	2021	2022
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps 53,465,817	Ps 59,498,256	Ps 60,290,621	Ps 95,232,448	Ps 84,076,050	Ps 808,836,547	Ps 1,161,399,739	1,213,404,769
Average interest rate (%)							5.7747%

Fixed rate (Japanese yen)	—	—	—	—	—	19,296,607	19,296,607	18,040,398
Average interest rate (%)							1.3485%

Fixed rate (Pounds)	—	—	—	—	9,345,839	11,952,816	21,298,655	24,381,394
Average interest rate (%)							5.7246%

Fixed rate (pesos)	—	—	10,033,017	20,376,655	1,999,098	88,349,072	120,757,842	171,683,692
Average interest rate (%)							7.4876%

Fixed rate (UDIs)	—	18,477,076	4,764,175	3,874,313	—	30,081,647	57,197,211	56,536,905
Average interest rate (%)							2.7458%

Fixed rate (euros)	1,043	32,042,196	30,801,894	41,508,857	23,655,950	171,255,634	299,265,574	330,573,998
Average interest rate (%)							3.6736%

Fixed rate (Swiss Francs)	4,565,075	6,088,686	12,149,953	3,046,567	—	—	25,850,281	26,957,785
Average interest rate (%)							1.8387%

Fixed rate (Australian dollars)	—	—	—	—	—	—	—	—
Average interest rate (%)	—	—	—	—	—	—	—	—

Total fixed rate debt	58,031,935	116,106,214	118,039,660	164,038,840	119,076,937	1,129,772,323	1,705,065,909	1,841,578,940

Variable rate (U.S. dollars)	58,364,536	15,302,101	62,289,546	12,809,666	31,289,725	18,379,557	198,435,131	206,254,219
Variable rate (Japanese yen)	—	—	11,244,800	—	—	—	11,244,800	11,361,079
Variable rate (pesos)	8,734,371	27,995,083	18,341,742	8,459,163	8,394,483	19,125,764	91,050,606	94,188,981

Total variable rate debt	67,098,907	43,297,184	91,876,088	21,268,829	39,684,208	37,505,321	300,730,537	311,804,280

Total debt	125,130,842	159,403,398	209,915,748	185,307,669	158,761,145	1,167,277,644	2,005,796,446	2,153,383,220

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2017 of: Ps. 19.7867 = U.S. $1.00; Ps. 0.1757 = 1.00 Japanese yen; Ps. 26.7724 = 1.00 Pound sterling; Ps. $ 5.934551 = 1.00 UDI; Ps. 23.7549 = 1.00 euro; Ps. 20.2992 = 1.00 Swiss Franc; and Ps. 15.4752 = 1.00 Australian dollar.

Source: PEMEX

Quantitative Disclosure of Cash Flow’s Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2017(1)(2)

	Year of expected maturity date						Total Notional Amount	Fair Value(3)
	2018	2019	2020	2021	2022	2023 Thereafter
Hedging instruments(2)(4)
Interest rate DFIs
Interest rate swaps (U.S. dollars)
Variable to fixed	Ps. 4,704,170	Ps. 4,717,321	Ps. 4,730,857	Ps. 4,686,396	Ps 4,570,070	Ps 10,143,209	Ps. 33,552,022	Ps. 388,851
Average pay rate	3.16%	3.18%	3.20%	3.22%	3.26%	3.48%	N.A.	N.A.
Average receive rate	3.19%	3.44%	3.69%	3.81%	3.95%	4.48%	N.A.	N.A.
Interest rate swaps (pesos)
Variable to fixed	—	—	—	—	—	—	—	—
Average pay rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Average receive rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Currency DFIs
Cross-currency swaps
Receive euros/Pay U.S. dollars	—	29,898,198	28,719,208	36,902,690	21,302,856	161,617,172	278,440,124	19,065,727
Receive Japanese yen/Pay U.S. dollars	—	—	13,039,563	—	—	4,775,551	17,815,114	(1,670,533)
Receive Pounds sterling/Pay U.S. dollars	—	—	—	—	10,310,216	11,706,999	22,017,215	1,151,096
Receive UDI/ Pay pesos	—	23,740,341	7,292,520	3,000,000	—	20,605,166	54,638,028	(4,720,592)
Receive Swiss francs/Pay U.S. dollars	4,535,474	6,501,082	11,548,658	2,994,374	—	—	25,579,588	400,316
Receive Australian dollars/Pay U.S. dollars	—	—	—	—	—	—	—	—
Currency Options
Buy Put, Sell Put and sell Call on Japanese yen	—	—	—	—	—	14,046,320	14,046,320	48,715
Buy call, Sell call and Sell put on euros	—	—	—	—	41,567,998	59,382,855	100,950,853	4,919,444
Sell Call on Pound sterling	—	—	—	—	—	12,031,728	12,031,728	(239,626)
Curency Forward
Receive U.S. dollars / Pay pesos	59,360,100	—	—	—	—	—	59,360,100	(2,006,461)

N.A. = not applicable.

Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2017 of: Ps. 19.7867 = U.S. $1.00 and Ps. 23.7549 = 1.00 euro.
(2)	Our management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to us.
(4)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.

Source: PEMEX

Quantitative Disclosure of Cash Flow’s Maturities from Derivative Financial Instruments (Natural Gas) Held or Issued for Purposes other than Trading as of December 31, 2017(1)(2)

	2018	2019	2020	2021	2022	2023 Thereafter	Total Volume	Fair Value(2)
	(in MMBtu, except that average fixed and strike prices are in U.S. $ per MMBtu)							(in thousands of nominal pesos)
Derivatives entered into with Customers of Pemex Industrial Transformation
Short
European Call Option	(270,200)	(13,750)	—	—	—	—	(283,950)	(396.97)
Average strike price	3.29	3.81	—	—	—	—	3.31
Variable to Fixed Swap(3)	(721,896)	(101,864)	—	—	—	—	(823,760)	6,934.34
Average fixed price	3.19	3.08	—	—	—	—	3.17
Long
European Call Option	—	—	—	—	—	—	—	—
Average strike price	—	—	—	—	—	—	—	—

Derivatives entered into with Third Parties to Offset Transactions entered into with Customers
Short
European Call Option	—	—	—	—	—	—	—	—
Average strike price	—	—	—	—	—	—	—	—
Long
European Call Option	270,200	13,750	—	—	—	—	283,950	397.56
Average strike price	3.29	3.81	—	—	—	—	3.31
Variable to Fixed Swap(4)	721,896	101,864	—	—	—	—	823,760	(6,113.56)
Average fixed price	3.13	3.03	—	—	—	—	3.12

Notes:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2017 of: Ps. 19.7867 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to us.
(3)	Under short variable to fixed swaps entered into with customers of Pemex Industrial Transformation, we will pay a variable price and receive the fixed price specified in the contract.
(4)	Under long variable to fixed swaps entered into with customers of Pemex Industrial Transformation, we will pay the fixed price specified in the contract and receive a variable price.

Source: Pemex Industrial Transformation

Quantitative Disclosure of Cash Flows’ Maturities from Derivative Financial Instruments (Petroleum Products) Held or Issued for Purposes other than Trading as of December 31, 2017(1)

	2018	2019	2020	2021	2022	2023 Thereafter	Total Volume	Fair Value(2)
		(in thousands of barrels)						(in thousands of nominal pesos)
Hedging Instruments
Exchange-traded futures(3) (5)	2.1	—	—	—	—	—	2.1	(141,693)
Exchange-traded swaps(4) (5)	1.3	—	—	—	—	—	1.3	(99,680)

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2017 of: Ps. 19.7867 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to PMI Trading.
(3)	Net position.
(4)	Swaps registered in CME ClearPort are included in these figures.
(5)	The balance of these financial instruments is recognized as cash and cash equivalents. PMI Trading considered these financial assets to be fully liquid.

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

As discussed above, because our hedges are cash flow hedges, their effectiveness is maintained regardless of variations in the underlying assets or reference variables since, through time, asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedge effectiveness.

Natural gas DFIs that Pemex Industrial Transformation offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated by the operations entered into with their financial counterparts through Petróleos Mexicanos, which replaced Mex Gas Supply, S.L. as of 2017. Through this mechanism (back-to-back), Pemex Industrial Transformation maintains a negligible or even null market risk exposure, so we do not consider it necessary to conduct either a sensitivity analysis or to measure or monitor the hedge effectiveness.

Other DFIs seek to hedge the changes in the price of the commercialized products, such that the DFIs’ underlying assets have correlations with the prices of the products involved in commercialization. PMI Trading estimates the Value at Risk (VaR) of these DFIs. Notably, DFIs of PMI Trading (all of them related to petroleum derivatives), are classified under cash and cash equivalents for accounting purposes due to their liquidity.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General (Chief Executive Officer or CEO) and our Director Corporativo de Finanzas (Chief Financial Officer or CFO), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, and because of the material weakness in internal control over financial reporting described below, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2017 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

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

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and with Item 18 of Form 20-F, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors of the relevant entity; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that the related controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set for in the “Internal Control—

Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, supplemented for information technologies with the guidelines suggested by IT Control Objectives for Sarbanes-Oxley (3rd Edition), published by the Information Systems Audit and Control Association, in effect as of December 31, 2015. Management relied on Auditing Standard No. 2201 of the PCAOB in order to create an appropriate framework to evaluate the effectiveness of the design and operation of our internal control over financial reporting.

Management concluded that our internal control over financial reporting was not effective as of December 31, 2017. Based on our assessment and criteria, management concluded that a material weakness existed in connection with our internal control over financial reporting as of December 31, 2017 that affected our calculation of recognized deferred taxes at the time that we filed our unaudited consolidated financial statements with the Mexican Stock Exchange. Due to the lack of consistency in the reporting of, and the failure to timely determine, the amounts of the variables used in the calculation of deferred taxes, and the ineffectiveness of controls to review and authorize such calculation, we were unable to ascertain with reasonable assurance the amount of deferred taxes for the fiscal year ended December 31, 2017. In addition, the calculation of deferred taxes included in our unaudited consolidated financial statements did not take into account new regulations issued by the Ministry of Finance and Public Credit. On August 18, 2017, the Ministry of Finance and Public Credit published a decree that increased the amount that could be deducted for investments, costs and expenses when calculating the Derecho por la Utilidad Compartida (“Profit-Sharing Duty”). On November 30, 2017, the Ministry of Finance and Public Credit issued an additional decree that revised the methodology for calculating the value of hydrocarbons, which has an effect on the determination of the volumes and prices of crude oil, gas and condensates used to calculate the Profit-Sharing Duty. These new regulations, which we did not reflect at the time that we presented our unaudited consolidated financial statements to the Mexican Stock Exchange, had an impact on the calculation of deferred taxes.

As a result, our unaudited consolidated financial statements as of and for the year ended December 31, 2017 reflected a net loss in the amount of Ps. 333.4 billion. In connection with the preparation of our audited consolidated financial statements, we were able to determine the definitive amounts of the variables used in the calculation of deferred taxes and performed the calculation in accordance with the new regulations. As a result, we reported a net loss of Ps. 280.9 billion, or Ps. 52.5 billion less than the Ps. 333.4 billion we reported in our unaudited consolidated financial statements. This favorable effect was primarily due to the Ps. 37.2 billion increase in deferred taxes resulting from the implementation of the new regulations issued by the Ministry of Finance and Public Credit.

Although the effect is favorable, the difference between the deferred taxes disclosed in our unaudited consolidated financial statements and our audited consolidated financial statements as of and for the year ended December 31, 2017—an amount equal to Ps. 54.3 billion—is material and reflects a failure of our internal controls to include a mechanism to ensure that our calculation of deferred taxes is accurate and that the disclosure of our unaudited financial results in respect of deferred taxes is consistent with the disclosure of our audited results.

In response to the material weakness described above, we are in the process of executing a remediation plan that includes the following actions:

1. Comprehensive review of the process for consolidating, reviewing and finalizing the financial statements of Petróleos Mexicanos and its subsidiary entities.

2. Automation of our information systems used to calculate deferred taxes, formalization of access control roles and segregation of the relevant duties, and the preparation, supervision and authorization of deferred tax calculations.

3. Implementation of periodic, rather than annual, calculations of the amount of deferred taxes to be recognized in the financial statements of Petróleos Mexicanos and its subsidiary entities.

4. Update of the relevant internal procedures to ensure the responsibility and oversight of the specific operational areas involved in reporting the underlying information necessary to calculate deferred taxes.

5. Strengthening and periodic monitoring of the existing internal controls in order to ensure the timely and accurate calculation of deferred taxes and to provide our internal control unit time to correct any failure in the internal controls.

We did report a material weakness in internal control over financial reporting in our annual report on Form 20-F for the years ended December 31, 2015 and 2016, both of which related to the calculation of impairment of our wells, pipelines, properties, plant and equipment.

For the year ended December 31, 2015, we had not, at the relevant time, established an effective design of processes and procedures to effectively respond to the nature and magnitude of the changes in the economic landscape at such time. In particular, the sharp decline in the price of crude oil in the fourth quarter of 2015 triggered the need to test carrying amounts of our wells, pipelines, properties, plant and equipment for impairment. In performing the tests, the discount rates used were lower than those required by IFRS and those used by peers in the sector and categorized our entire refinery system as a single cash generating unit instead of viewing each refinery as an independent cash-generating unit in order to determine impairment charges with respect to our wells, pipelines, properties, plant and equipment, as required by IFRS. That resulted in an estimation of recoverable amounts of assets that did not accurately reflect operating and economic conditions as of the date of our consolidated financial statements. For the reasons set forth above, those unaudited financial statements reflected only a Ps. 229.1 billion impairment of wells, pipelines, properties, plant and equipment in 2015, Ps. 248.8 billion less than the actual impairment of Ps. 477.9 billion. In addition, at that time, our internal controls did not provide a mechanism that enabled us to ensure that our disclosure regarding our impairment evaluation and our liquidity condition complied with IFRS. In our unaudited financial statements as of and for the fiscal year ended December 31, 2015, we did not appropriately disclose the assumptions for the computation of the impairment, the uncertainties about the estimates used to calculate impairment and the relevant assets impacted by the impairment and issues related to significant doubt about our ability to continue operating as a going concern in accordance with IFRS.

For the year ended December 31, 2016, we incorrectly assumed, for purposes of the impairment analysis of our exploration and production cash generating units, the economic landscape related to the two-year life-of-field for those fields assigned to Petróleos Mexicanos on temporary basis pursuant to Round Zero rather than 25-year life-of-field allowed by the CNH. As a result, our unaudited consolidated financial statements as of and for the year ended December 31, 2016 only reflected a net reversal of impairment in the amount of Ps. 246.3 billion. In connection with the preparation of our audited consolidated financial statements as of and for the year ended December 31, 2016, we applied the 25-year life-of-field assumption allowed by the CNH which, combined with the certified reserves data, resulted in a net reversal of impairment in the amount of Ps. 331.3 billion, a difference, while favorable, of Ps. 85.0 billion.

In response to the material weaknesses described above, we executed remediation plans, with oversight of our audit committee that took, among others, the following actions:

1. We strengthened our controls focused on generating adequate and timely policies related to updated regulatory criteria that may affect our financial reporting.

2. We strengthened our procedures relating to compliance with general policies and designed procedures to ensure that regulatory criteria, legal aspects and business rules are disseminated and implemented in a timely manner.

3. We improved our internal procedures to appropriately prepare documentation that keeps track of the process for impairment calculations.

4. We improved our procedures for the definition of the criteria involved in calculating the impairment of assets in the oil and gas industry, such as, among others, the identification of cash generating units, discount rates, hydrocarbon prices and exchange rates in order to accurately reflect the operating and economic conditions at the time of our calculations.

5. We updated our oversight and monitoring program, as part of which we submit quarterly reports to our audit committee to keep track of the progress of the implemented actions.

We submitted the “General Policies and Procedures for the Determination of the Impairment Value of Assets in Petróleos Mexicanos and its Subsidiary Productive Enterprises” to the Regulatory Improvement Committee (COMERI), which describes our policy proposals to comply with the International Accounting Standard (NIC) 36. The proposal is currently under review by COMERI.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

As discussed above, during 2017, we completed the design, update and strengthening of controls, procedures and assessment methodology in order to appropriately calculate the impairment of our assets and to ensure that we respond promptly to changes in regulatory criteria and business rules. We also continued to execute on the changes made to our internal controls in 2016 in order to ensure that we effectively respond to the nature and magnitude of the changes in the economic landscape.

Except for these changes, there has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Ms. Maria Teresa Fernández Labardini, member of the Audit Committee of Petróleos Mexicanos, qualifies as an “audit committee financial expert” within the meaning of this Item 16A, and is independent, as defined in Rule 10A-3 under the Exchange Act.

Item 16B.	Code of Ethics

In accordance with the Petróleos Mexicanos Law, on November 2016, we issued the Código de Ética para Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales (Code of Ethics for Petróleos Mexicanos, its productive subsidiary entities and affiliates, or the Code of Ethics), a code of ethics as defined in Item 16B of Form 20-F under the Exchange Act. Our Code of Ethics applies to the members of the Boards Directors of Petróleos Mexicanos and the subsidiary entities and all of our employees, including our Director General, our Chief Financial Officer, our chief accounting officer and all other employees performing similar functions, as well as other individuals and companies whose actions may affect our reputation. The Code of Ethics defines values such as respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality and integrity, among others, that we expect will help us achieve our goals and which should be reflected in the daily behavior of employees of Petróleos Mexicanos.

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

On August 28, 2017, the new Código de Conducta de Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, empresas filiales (Code of Conduct of Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, or the Code of Conduct) was published in the Official Gazette of the Federation. This Code of Conduct delineates behaviors expected of and banned for our employees, in accordance with the values established in the Code of Ethics approved by the Board of the Directors of Petróleos Mexicanos in November 2016.

On September 11, 2017, the Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Anticorruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) and the Políticas y Lineamientos para el desarrollo de la Debida Diligencia en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales, en Materia de Ética e Integridad Corporativa (Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity matters) became effective.

Additionally, we have now established an Ethics Line and made a telephone number available on our website, as a mechanism to provide advice to address questions on ethics and integrity issues within PEMEX and to facilitate receipt of complaints about possible violations to our Code of Ethics or our Code of Conduct. The information received will be channeled to the Ethics Committee and the appropriate areas authorized to investigate and, if applicable, pursue cases in accordance with the applicable laws.

We believe that the new regulations and mechanisms mentioned above, along with the legal framework applicable to PEMEX, will allow us to improve our ability to mitigate our exposure to bribery and corruption risks in our relationships with third parties. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation, prevent us from obtaining governmental authorizations needed to carry out our operations and have an adverse effect on our business, results of operations and financial condition.”

Item 16C.	Principal Accountant Fees and Services

In its meeting held on October 5, 2017, the Board of Directors of Petróleos Mexicanos appointed BDO Mexico as external auditor of Petróleos Mexicanos, its productive state-owned subsidiaries and subsidiary companies for the fiscal year 2017 based on the proposal of the Audit Committee. The Board of Directors of Petróleos Mexicanos also appointed KPMG Cárdenas Dosal, S.C. as external auditor of Petróleos Mexicanos, its productive state-owned subsidiaries and subsidiary companies for the fiscal year 2018 based on the proposal of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billed to us for the fiscal years 2016 and 2017 by BDO Mexico, our independent registered public accounting firm for the years ended December 31, 2017 and 2016.

Year ended December 31,
	2016	2017
(in thousands of nominal pesos)
Audit fees	Ps. 46,587	Ps. 44,564
Audit-related fees	—	—
Tax Fees	—	—
All other fees	—	—

Total fees	Ps. 46,587	Ps. 44,564

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

On September 27, 2016, the Audit Committee issued criteria for the hiring of an external auditor for activities not related to its audit services in accordance with the Petróleos Mexicanos Law.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-151, incorporated herein by reference.

Item 19.	Exhibits. Documents filed as exhibits to this Form 20-F:

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective October 7, 2014 (English translation) (previously filed as Exhibit 1.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

1.2	Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), effective November 1, 2014 and as amended as of February 9, 2015 (English translation) (previously filed as Exhibit 1.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

1.3	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective June 1, 2015 (English translation) (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on July 21, 2015 and incorporated by reference herein).

1.4	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Cogeneración y Servicios (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Cogeneration and Services), effective June 1, 2015 (English translation) (previously filed as Exhibit 3.5 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on July 21, 2015 and incorporated by reference herein).

1.5	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Perforación y Servicios (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Drilling and Services), effective August 1, 2015 (English translation) (previously filed as Exhibit 3.5 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

1.6	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Logística (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Logistics), effective October 1, 2015 (English translation) (previously filed as Exhibit 3.6 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

1.7	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Transformación Industrial (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Industrial Transformation), effective November 1, 2015 (English translation) (previously filed as Exhibit 3.7 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

1.8	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective December 29, 2015 (English Translation) (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-220721) on September 29, 2017 and incorporated by reference herein)

1.9	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective May 12, 2016 (English translation) (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-213351) on November 30, 2016 and incorporated by reference herein)

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).(P)

2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-9310) on August 24, 1998 and incorporated by reference herein).(P)

2.3	Indenture, dated as of July 31, 2000, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).(P)

2.4	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.4 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.5	Indenture, dated as of December 30, 2004, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.6	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 2.6 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.7	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.5 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).(P)

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).(P)

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 2.10 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 2.11 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Pemex Project Funding Master Trust (previously filed as Exhibit 3.2 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).(P)

2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica, Pemex-Petroquímica, and the Pemex Project Funding Master Trust dated as of November 10, 1998 (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674-04) on October 27, 2006 and incorporated by reference herein).

2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).(P)

2.16	Amendment Agreement dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, amending the terms and conditions of the Petróleos Mexicanos 8.625% Bonds due 2023 issued pursuant to the Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company (as amended and restated) (previously filed as Exhibit 4.9 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.17	First supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of September 18, 1997 (previously filed as Exhibit 4.10 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.18	First supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of August 7, 1998 (previously filed as Exhibit 4.11 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.19	Second supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 4.12 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.20	Second supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 4.13 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.21	Fourth supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.14 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.22	Third supplemental indenture dated as of September 10, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.22 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

2.23	Fifth supplemental indenture dated as of October 15, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 previously filed as Exhibit 2.23 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

2.24	Sixth supplemental indenture dated as of December 8, 2015 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.17 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

2.25	Seventh supplemental indenture dated as of June 14, 2016 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.18 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-213351) on August 26, 2016 and incorporated by reference herein).

2.26	Eighth supplemental indenture dated as of February 16, 2018 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009.

The registrant agrees to furnish to the U.S. Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this report.

4.1	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).(P)

7.1	Computation of Ratio of Earnings to Fixed Charges.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 4.

10.1	Consent letters of Ryder Scott Company, L.P.

10.2	Reports on Reserves Data by Ryder Scott Company, L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2017.

10.3	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.

10.4	Reports on Reserves Data by Netherland, Sewell International, S. de R.L. de C.V., Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2018.

10.5	Consent letters of DeGolyer and MacNaughton.

10.6	Reports on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2018.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(P)	Filed via paper.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ DAVID RUELAS RODRÍGUEZ
Name: David Ruelas Rodríguez Title: Chief Financial Officer

Date: April 30, 2018

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated statements of financial position of Petróleos Mexicanos, Productive State-Owned Subsidiaries and Subsidiary Companies (“PEMEX”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2017. These consolidated financial statements are the responsibility of PEMEX’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, Productive State-Owned Subsidiaries and Subsidiary Companies as of December 31, 2017 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that PEMEX will continue as a going concern. As described in Note 2-b to the consolidated financial statements, PEMEX has suffered recurring losses from operations, has a working capital deficiency and a net equity deficit. As stated in Note 2-b, these events or conditions, along with other matters as set forth in such Note, indicate that a material uncertainty exists that may cast significant doubt on the PEMEX’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2-b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CASTILLO MIRANDA Y COMPAÑÍA, S. C.

/S/ JOSE LUIS VILLALOBOS ZUAZUA
C.P.C. Jose Luis Villalobos Zuazua

Mexico City,

April 30, 2018

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

	Note	December 31, 2017		December 31, 2017		December 31, 2016
		(Unaudited; U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	6	U.S. $	4,945,330	Ps.	97,851,754	Ps.	163,532,513
Accounts receivable, net	7		8,624,239		170,645,234		133,220,527
Inventories, net	8		3,227,366		63,858,930		45,892,060
Held-for-sale current non-financial assets	9		—		—		7,460,674
Available-for-sale financial assets	10-b.		53,416		1,056,918		2,852,679
Derivative financial instruments	16		1,521,904		30,113,454		4,857,470

Total current assets			18,372,255		363,526,290		357,815,923
Non-current assets:
Available-for-sale financial assets	10		—		—		6,027,540
Investments in joint ventures and associates	11		844,373		16,707,364		20,737,509
Wells, pipelines, properties, plant and equipment, net	12		72,599,743		1,436,509,326		1,667,742,248
Long-term notes receivable	14		7,504,683		148,492,909		148,607,602
Deferred taxes	20		7,388,422		146,192,485		100,324,689
Restricted cash	6		—		—		10,478,626
Intangible assets	13		459,327		9,088,563		8,639,242
Other assets	14		580,449		11,485,177		9,512,645

Total non-current assets			89,376,997		1,768,475,824		1,972,070,101

Total assets		U.S. $	107,749,252	Ps.	2,132,002,114	Ps.	2,329,886,024

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	15	U.S. $	7,945,209	Ps.	157,209,467	Ps.	176,166,188
Suppliers			7,073,205		139,955,378		151,649,540
Taxes and duties payable	20		2,577,740		51,004,960		48,839,595
Accounts and accrued expenses payable			1,173,081		23,211,401		18,666,607
Derivative financial instruments	16		896,864		17,745,979		30,867,956

Total current liabilities			19,666,099		389,127,185		426,189,886
Long-term liabilities:
Long-term debt	15		95,046,956		1,880,665,604		1,807,004,542
Employee benefits	17		63,600,101		1,258,436,122		1,220,409,436
Provisions for sundry creditors	18		4,431,129		87,677,423		88,317,878
Other liabilities			717,363		14,194,237		16,837,893
Deferred taxes	20		214,988		4,253,928		4,134,536

Total long-term liabilities			164,010,537		3,245,227,314		3,136,704,285

Total liabilities		U.S. $	183,676,636	Ps.	3,634,354,499	Ps.	3,562,894,171

EQUITY (DEFICIT), NET	21
Controlling interest:
Certificates of Contribution “A”		U.S. $	18,019,399	Ps.	356,544,447	Ps.	356,544,447
Mexican Government contributions			2,210,100		43,730,591		43,730,591
Legal reserve			50,647		1,002,130		1,002,130
Accumulated other comprehensive result			(7,676,226)		(151,887,182)		(163,399,441)
Accumulated deficit:
From prior years			(74,386,461)		(1,471,862,579)		(1,280,216,973)
Net loss for the year			(14,193,620)		(280,844,899)		(191,645,606)

Total controlling interest			(75,976,160)		(1,503,317,492)		(1,233,984,852)
Total non-controlling interest			48,776		965,107		976,705

Total equity (deficit), net		U.S. $	(75,927,384)	Ps.	(1,502,352,385)	Ps.	(1,233,008,147)

Total liabilities and equity (deficit), net		U.S. $	107,749,252	Ps.	2,132,002,114	Ps.	2,329,886,024

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Figures stated in thousands, except as noted)

	Note	2017		2017		2016		2015
		(Unaudited; U.S. dollars)
Net sales:
Domestic	5	U.S. $	44,340,898	Ps.	877,360,038	Ps.	670,000,473	Ps.	746,235,912
Export	5		25,701,057		508,539,112		395,118,117		407,214,445
Services income	3-w,5		562,528		11,130,569		8,974,642		8,310,035

Total of sales			70,604,483		1,397,029,719		1,074,093,232		1,161,760,392
Impairment (reversal) of wells, pipelines, properties, plant and equipment, net	12-e		7,653,856		151,444,560		(331,314,343)		477,944,690
Benefit from change in pension plan			—		—		—		(92,177,089)
Cost of sales			50,751,509		1,004,204,880		865,822,221		891,964,606

Gross income (loss)			12,199,118		241,380,279		539,585,354		(115,971,815)
Other revenues (expenses), net	22		261,493		5,174,076		22,649,606		(875,487)
General expenses:
Distribution, transportation and sale expenses			1,106,282		21,889,670		25,231,240		28,928,639
Administrative expenses			6,061,620		119,939,454		112,653,533		112,472,095
Benefit from change in pension plan			—		—		—		(103,860,955)

Operating income (loss)			5,292,708		104,725,231		424,350,187		(154,387,081)

Financing income[1]			817,006		16,165,853		13,749,255		14,990,859
Financing cost[2]			(5,945,638)		(117,644,548)		(98,844,464)		(67,773,593)
Derivative financial instruments income (cost), net	16		1,280,574		25,338,324		(14,000,987)		(21,449,877)
Foreign exchange income (loss), net	16		1,171,702		23,184,122		(254,012,743)		(154,765,574)

			(2,676,356)		(52,956,249)		(353,108,939)		(228,998,185)
Profit sharing in joint ventures and associates	11		18,216		360,440		2,135,845		2,318,115

Income(loss) before duties, taxes and other			2,634,569		52,129,422		73,377,093		(381,067,151)

Profit sharing duty, net	20		17,084,416		338,044,209		277,161,804		377,087,514
Income tax	20		(255,938)		(5,064,168)		(12,640,369)		(45,587,267)

Total duties, taxes and other			16,828,478		332,980,041		264,521,435		331,500,247

Net loss			(14,193,909)		(280,850,619)		(191,144,342)		(712,567,398)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets	10		281,206		5,564,130		207,817		(3,206,316)
Currency translation effect	19		(308,109)		(6,096,459)		21,386,903		13,262,101
Items that will not be reclassified subsequently to profit or loss:
Actuarial gains—employee benefits	17		608,424		12,038,710		106,277,761		78,556,569

Total other comprehensive results			581,521		11,506,381		127,872,481		88,612,354

Total comprehensive loss		U.S. $	(13,612,388)	Ps.	(269,344,238)	Ps.	(63,271,861)	Ps.	(623,955,044)

Net loss attributable to:
Controlling interest		U.S. $	(14,193,620)	Ps.	(280,844,899)	Ps.	(191,645,606)	Ps.	(712,434,997)
Non-controlling interest			(289)		(5,720)		501,264		(132,401)

Net loss		U.S. $	(14,193,909)	Ps.	(280,850,619)	Ps.	(191,144,342)	Ps.	(712,567,398)

Other comprehensive results attributable to:
Controlling interest		U.S. $	581,818	Ps.	11,512,259	Ps.	127,650,318	Ps.	88,571,493
Non-controlling interest			(297)		(5,878)		222,163		40,861

Total other comprehensive results		U.S. $	581,521	Ps.	11,506,381	Ps.	127,872,481	Ps.	88,612,354

Comprehensive (loss) income:
Controlling interest		U.S. $	(13,611,802)	Ps.	(269,332,640)	Ps.	(63,995,288)	Ps.	(623,863,504)
Non-controlling interest			(586)		(11,598)		723,427		(91,540)

Total comprehensive loss		U.S. $	(13,612,388)	Ps.	(269,344,238)	Ps.	(63,271,861)	Ps.	(623,955,044)

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Includes financing income from investments and gain on discount rate of plugging of wells in 2017, 2016 and 2015.
[2]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Figures stated in thousands, except as noted)

(See Note 21)

	Controlling interest
							Accumulated other comprehensive income (loss)						Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions		Legal reserve		Available- for sale financial assets		Cumulative currency translation effect		Actuarial (losses) gains on employee benefits effect		For the year		From prior years		Total		Non controlling interest		Total Equity (deficit), net
Balances as of January 1, 2015	Ps.	134,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(2,565,631)	Ps.	16,320,433	Ps.	(408,349,268)	Ps.	—	Ps.	(552,808,762)	Ps.	(768,065,672)	Ps.	344,818	Ps.	(767,720,854)
Increase in Certificates of Contribution “A”		60,000,000		—		—		—		—		—		—		—		60,000,000		—		60,000,000
Total comprehensive (loss) income		—		—		—		(3,206,316)		13,229,927		78,547,882		(712,434,997)		—		(623,863,504)		(91,540)		(623,955,044)

Balances as of January 1, 2016	Ps.	194,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(5,771,947)	Ps.	29,550,360	Ps.	(329,801,386)	Ps.	(712,434,997)	Ps.	(552,808,762)	Ps.	(1,331,929,176)	Ps.	253,278	Ps.	(1,331,675,898)

Transfer to accumulated deficit		—		—		—		—		—		—		712,434,997		(712,434,997)		—		—		—
Increase in Certificates of Contribution “A”		161,939,612		—		—		—		—		—		—		—		161,939,612		—		161,939,612
Reclassification of other comprehensive income		—		—		—		—		—		14,973,214		—		(14,973,214)		—		—		—
Total comprehensive (loss) income		—		—		—		207,817		21,169,662		106,272,839		(191,645,606)		—		(63,995,288)		723,427		(63,271,861)

Balances as of December 31, 2016	Ps.	356,544,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	(5,564,130)	Ps.	50,720,022	Ps.	(208,555,333)	Ps.	(191,645,606)	Ps.	(1,280,216,973)	Ps.	(1,233,984,852)	Ps.	976,705	Ps.	(1,233,008,147)

Transfer to accumulated deficit		—		—		—		—		—		—		191,645,606		(191,645,606)		—		—		—
Total comprehensive income (loss)		—		—		—		5,564,130		(6,087,010)		12,035,139		(280,844,899)		—		(269,332,640)		(11,598)		(269,344,238)

Balances as of December 31, 2017	Ps.	356,544,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	—	Ps.	44,633,012	Ps.	(196,520,194)	Ps.	(280,844,899)	Ps.	(1,471,862,579)	Ps.	(1,503,317,492)	Ps.	965,107	Ps.	(1,502,352,385)

Balances as of December 31, 2017 (Unaudited U.S. dollars)	U.S.$	18,019,399	U.S.$	2,210,100	U.S $	50,647	U.S.	—	U.S.$	2,255,708	U.S.$	(9,931,934)	U.S.$	(14,193,620)	U.S.$	(74,386,461)	U.S.$	(75,976,160)	U.S.$	48,776	U.S.$	(75,927,384)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Figures stated in thousands, except as noted)

	2017		2017	2016	2015
	(Unaudited; U.S. dollars)
Operating activities
Net (loss)	U.S. $	(14,193,909)	Ps. (280,850,619)	Ps. (191,144,342)	Ps. (712,567,398)
Depreciation and amortization		7,919,689	156,704,513	150,439,491	167,951,250
(Reversal) impairment of wells, pipelines, properties, plant and equipment		7,653,856	151,444,560	(331,314,343)	477,944,690
Unsuccessful wells		311,554	6,164,624	29,106,084	23,213,519
Exploration costs		(73,168)	(1,447,761)	(2,022,826)	(5,698,511)
Disposal of wells, pipelines, properties, plant and equipment		862,381	17,063,671	3,771,287	24,638,537
Loss in sale of fixed assets		—	—	27,882,480	—
Gain on sale of share in joint ventures and associates		(158,647)	(3,139,103)	(15,211,039)	(680,630)
Profit share in joint ventures and associates		(18,216)	(360,440)	(2,135,845)	(2,318,115)
Decrease on available—for-sale financial assets		68,743	1,360,205	—	—
Impairment of goodwill		—	—	4,007,018	—
Disposal of held—for—sale current non—financial assets		141,932	2,808,360	—	—
Dividends		(9,131)	(180,675)	(293,397)	(359,941)
Effects of net present value of reserve for well abandonment		392,890	7,774,000	11,968,966	(608,160)
Net loss on available-for-sale financial assets		178,087	3,523,748	—	—
Unrealized foreign exchange (income) loss		(843,265)	(16,685,439)	243,182,764	152,676,256
Interest expense		5,945,638	117,644,548	98,844,464	67,773,593

		8,178,434	161,824,192	27,080,762	191,965,090
Derivative financial instruments		(1,939,584)	(38,377,961)	310,905	9,802,397
Accounts receivable		(1,370,831)	(27,124,228)	(55,104,439)	33,003,083
Inventories		(908,028)	(17,966,870)	(1,358,879)	6,167,728
Long-term receivables		5,796	114,693	(3,277,724)	—
Intangible assets		(261,094)	(5,166,184)	(19,745,821)	—
Other assets		(99,690)	(1,972,532)	(2,104,985)	(16,602,365)
Accounts payable and accrued expenses		229,689	4,544,794	3,097,660	1,002,403
Taxes and duties payable		19,144,463	378,805,745	311,015,217	384,109,597
Taxes and duties paid		(19,062,925)	(377,192,377)	(301,050,325)	(351,370,004)
Suppliers		(591,011)	(11,694,162)	(15,664,703)	51,135,948
Provisions for sundry creditors		(339,351)	(6,714,632)	(11,413,361)	(41,239,700)
Employee benefits		2,530,255	50,065,396	47,293,069	(116,022,232)
Deferred taxes		(2,312,079)	(45,748,404)	(43,802,181)	(53,014,159)

Net cash flows from (used in) operating activities		3,204,044	63,397,470	(41,898,083)	98,937,786

Investing activities
Acquisition of wells, pipelines, properties, plant and equipment		(4,642,485)	(91,859,465)	(151,408,480)	(253,514,001)
Proceeds from available-for-sale financial assets		405,668	8,026,836	—	—
Proceeds from the sale of associates		158,779	3,141,710	22,684,736	4,417,138
Proceeds from the sale of fixed assets		—	—	560,665	—
Investments in associates		—	—	—	(36,214)
Business acquisition		—	—	(4,329,769)	—

Net cash flows used in investing activities		(4,078,038)	(80,690,919)	(132,492,848)	(249,133,077)

Financing activities
Increase in equity due to Certificates of Contributions “A”		—	—	73,500,000	10,000,000
Loans obtained from financial institutions		35,615,614	704,715,468	841,991,767	378,971,078
Debt payments, principal only		(32,342,434)	(642,059,819)	(614,987,329)	(193,618,498)
Interest paid		(5,504,223)	(108,910,417)	(88,754,141)	(62,737,150)

Net cash flows from financing activities		(2,231,043)	(46,254,768)	211,750,297	132,615,430

Net (decrease) increase in cash and cash equivalents		(3,211,663)	(63,548,217)	37,359,366	(17,579,861)
Effects of foreign exchange on cash balances		(107,776)	(2,132,542)	16,804,267	8,960,213
Cash and cash equivalents at the beginning of the year		8,264,769	163,532,513	109,368,880	117,988,528

Cash and cash equivalents at the end of the year (Note 6)	U.S. $	4,945,330	Ps. 97,851,754	Ps. 163,532,513	Ps. 109,368,880

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date.

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

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and to increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Pursuant to the corporate reorganization, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations of the existing Subsidiary Entities (the “Corporate Reorganization”). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation.

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

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos) and the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities, and their primary purposes, are as follows:

•	Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

•	Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons.

•	Pemex Drilling and Services: This entity performs drilling services and repair and services of wells.

•	Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

•	Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly.

•	Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

•	Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015. On December 29, 2015 and May 12, 2016, modifications to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production were published in the Official Gazette of the Federation and became effective that same date, respectively.

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

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3 a).

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

NOTE 2. BASIS OF PREPARATION

a.	Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

On April 27, 2018, these consolidated financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Carlos Alberto Treviño Medina, Chief Executive Officer, Mr. David Ruelas Rodríguez, Chief Financial Officer, Mr. Manuel Salvador Cruz Flores, Deputy Director of Accounting and Tax Matters, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

These consolidated financial statements and the notes hereto as of December 31, 2017 were approved by the Board of Petróleos Mexicanos on April 17, 2018 with prior approval from the Audit Committee of the report of the Independent Registered Public Accountant, pursuant to the terms of Article 13 Fraction VI of the Petróleos Mexicanos Law, Article 104 Fraction III, paragraph a, of the Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (General provisions applicable to securities´ issuers and other participants of the securities market).

b.	Basis of measurement and going concern

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

For the years ended December 31, 2017 and 2016, PEMEX recognized a net loss of Ps. 280,850,619 and Ps. 191,144,342, respectively, caused mainly by sustained low international oil prices, the high tax burden applicable to the industry, the depreciation of the peso relative to the U.S. dollar and an impairment of non-financial assets. In addition, as of December 31, 2017 and 2016, PEMEX had a negative equity of Ps. 1,502,352,385 and Ps. 1,233,008,147, respectively; a negative working capital of Ps. 25,600,895 and Ps. 68,373,963, respectively; and net cash flows used in operating activities of Ps. 41,898,083 for the year ended December 31, 2016. However, net cash flows from operating activities were Ps. 63,397,470, for the year ended December 31, 2017.

PEMEX believes net cash flows from its operating and financing activities, including its availability of lines of credit with certain banks, will be sufficient to meet its working capital needs, debt service and capital expenditure requirements and maintain its financial strength and flexibility in the twelve months following the date of issuance of these consolidated financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

PEMEX continues to implement actions and business strategies that enable it to operate competitively and efficiently and take advantage of benefits of the Energy Reform Decree, as further described below:

•	2017-2021 Business Plan: On November 3, 2016, PEMEX announced its business plan for the five-year period from 2017 through 2021, which is designed to improve cash flows, reduce net indebtedness, strengthen its financial balance, reduce financial losses in its national refining system and plan for continued cost-cutting and administrative discipline, as well as the establishment of additional strategic alliances and partnerships, including an intensive farm-out program. The business plan was prepared conservatively and does not include additional income from the disposal of assets.

•	Plan for 2017: The 2017 actions under the business plan established certain objectives with respect to its Subsidiary Entities that were implemented as follows:

•	Pemex Exploration and Production’s investments focused on the most profitable projects, as well as on farm-outs and other partnerships aimed at increasing hydrocarbon production.

•	On March 3, 2017, Pemex Exploration and Production signed the first farm-out project with BHP-Billiton for the Trion project and entered into a partnership with Chevron Energía de Mexico, S. de R.L. de C.V. (“Chevron”) and INPEX Corporation (“INPEX”) for the rights to block 3 North of the Cinturón Plegado Perdido in the Gulf of Mexico, both in deep waters.

•	On May 2, 2017, Pemex Exploration and Production entered into an agreement with the Comisión Nacional de Hidrocarburos, (National Hydrocarbon Commission, or “NHC”) for crude oil drilling under the shared shallow-water production scheme for Ek-Balam field in the Campeche Basin.

•	On May 30, 2017, Petróleos Mexicanos obtained approval from the NHC for the assignment of a new area that includes Chachiquin, located in the Cinturón Plegado Perdido region in the deep waters of the Gulf of Mexico south of the maritime border with the U.S., and an area southwest of the Nobilis field.

•	Similarly, on June 19, 2017, Pemex Exploration and Production was awarded exploration and production fields bidding process (“Rounds”) in Round 2.1 the rights to develop two blocks in shallow waters: Block 2, in partnership DEA Deutsche Erdoel Ag (“DEA”) and Block B in partnership with Ecopetrol Global Energy, S.L.U. (“Ecopetrol”). On September 25, 2017, Pemex Exploration and Production signed the corresponding contracts for the exploration and extraction of hydrocarbons with DEA and Ecopetrol.

•	On October 4, 2017, Pemex Exploration and Production finalized two farm-outs for the optimization of the development of the onshore fields of Cárdenas-Mora and Ogarrio, with Cheiron Holdings Limited (“Cheiron”) and DEA companies, respectively.

•	On November 3, 2017, Petróleos Mexicanos announced the discovery of onshore light crude oil and gas reservoirs at the Ixachi-1 well in the state of Veracruz, Mexico, which PEMEX believes may contain over 1,500 million barrels of oil equivalent in place, representing 3P reserves of around 350 million barrels of oil equivalent. PEMEX believes that this discovery represents its largest onshore discovery in 15 years and that production can be accelerated due to the proximity of the reservoirs to existing infrastructure and to the Sistema Nacional de Gasoductos (National Gas Pipeline System.)

•	On December 18, 2017, Pemex Exploration and Production and Petrofac México, S.A. de C.V., together with the NHC, signed the exploration and extraction contract for the onshore fields Santuario and El Golpe, which are located in the state of Tabasco.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

•	Pemex Industrial Transformation worked in partnerships for auxiliary services and the reconfiguration of certain refineries. On September 1, 2017, Pemex Industrial Transformation executed the auxiliary services contract with Air Liquide México. S.A. de R.L. de C.V. for ensuring and efficient hydrogen supply for the Miguel Hidalgo Refinery in Tula, Hidalgo.

•	In September, 2017, Pemex Industrial Transformation began the selection process for partners for the hydrogen supply projects for the Héctor R. Lara Sosa Refinery in Cadereyta, Nuevo León and the Francisco I. Madero Refinery in Ciudad Madero, Tamaulipas. In April 2018, Pemex Industrial Transformation entered into a long-term agreement with the German company Linde AG for the supply of hydrogen to its Madero refinery.

•	Pemex Logistics is being transformed from a company designed to ensure that Petróleos Mexicanos and its subsidiaries are properly supplied to one that provides profitable and competitive services to multiple customers. On May 2, 2017, PEMEX announced the results of the first Open Season Public Auction held by Pemex Logistics whereby, on July 18, 2017, PEMEX signed the contracts with Andeavor (formerly Tesoro Corporation). Under the contracts, Andeavor may use PEMEX’s pipeline transportation and storage system in the northwest of Mexico. On December 18, 2017, the Comisión Reguladora de Energía (the Energy Regulatory Commission, or “ERC”) approved Phase 2 of the Open Season.

•	PEMEX’s business plan also describes its goal to increase the profitability of Pemex Fertilizers, Pemex Ethylene and Pemex Drilling and Services through service contracts and partnerships for the modernization of their facilities. On July 6, 2017, Pemex Ethylene, successfully concluded an e-auction to allocate quantities of ethylene oxide, in which 100% of the volume available was placed at a market price and was higher than the historical price.

•	Plan for 2018: The 2018 actions under the business plan also set out certain objectives that PEMEX expects to achieve with respect to its Subsidiary Entities as follows:

•	On January 31, 2018, PEMEX successfully participated in bidding Round 2.4, and was awarded the assignment of four blocks, all of which are located in deep waters in the Gulf of Mexico. Pemex Exploration and Production and Royal Dutch Shell PLC (“Shell”) were awarded Block 2 of the Perdido area. The consortium formed by Pemex Exploration and Production, Chevron and INPEX was awarded area 22 of the Cuenca Salina province. Finally, PEMEX was assigned on an individual basis, Block 5 in the Perdido area and area 18 of the Mexican Range province.

•	On March 27, 2018, Petróleos Mexicanos successfully participated in bidding Round 3.1 of the NHC tenders, and was awarded seven contractual areas in shallow waters, six of them in a consortium and one on an individual basis. Pemex Exploration and Production won four blocks in the Southeast Basins: two in consortium with French Total S.A., one with Shell and one on an individual basis, as well as three blocks corresponding to the province of Tampico-Misantla-Veracruz: two in partnership with Compañía Española de Petróleos (“CEPSA”) and DEA and one more in partnership with CEPSA.

These contracts are intended to contribute to increase the reserves and hydrocarbon production with the respective economic benefits.

•	Pemex Exploration and Production will focus on maintaining production levels and developing farm-outs and associations with the aim of increasing its operations and, with

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

time, the production of hydrocarbons in the mid-term. Pemex Exploration and Production will also accelerate the migration of integrated E&P contracts and financed public works contracts to Exploration and Extraction Contracts (“EEC”) and will focus on the rehabilitation and reincorporation activities of wells with production possibilities. In 2018, Pemex Exploration and Production will continue to promote actions that encourage efficiency and optimize costs.

•	In order to continue to take advantage of the benefits of the Energy Reform and to ensure the economic sustainability of PEMEX, in 2018 and in the up-coming years, Pemex Exploration and Production will be focusing its efforts on the following strategies: (1) establishing a model of exploration that allows it to achieve the objective of incorporating and increasing proved reserves; (2) developing a master plan for the development of shales; (3) containing and reversing declines in the production of wells through reactivation and maintenance activities performed on closed wells through integrated services; (4) continuing with farm-outs to develop complex fields and leverage third-party resources; (5) establishing schemes, including strategic partnerships and alliances, to attract additional investment; (6) increasing revenues from hydrocarbons trading; and (7) strengthening operational efficiency and cost control.

•	Pemex Industrial Transformation will continue to perform reconfiguration and auxiliary services for its refineries and to focus on the following strategies: (1) keeping its facilities safe and reliable, (2) improving the financial balance, (3) maintaining a market share in Mexico of over 65%; and (4) eliminating debts, which will help to improve its refining margin.

In addition to taking advantage of new business opportunities and arrangements provided by the Energy Reform, such as farm-outs, PEMEX also continues to take certain specific measures to improve its financial position, including the following:

•	2016 Budget Adjustment: In 2017, PEMEX developed actions from its Plan de Ajuste Presupuestal 2016 (“2016 Budget Adjustment Plan”) to reduce expenses which were included in its 2017-2021 Business Plan.

•	Pension Reform. As of January 1, 2016, new employees are entitled to receive a defined contribution pension plan, pursuant to which both PEMEX and its employees contribute to each employee’s individual account, in contrast to the existing defined benefit pension plan, pursuant to which only PEMEX contributes. Additionally, in August 2017, PEMEX began the process of inviting existing employees to migrate from a defined benefit plan to a defined contribution plan, which will allow Pemex to decrease its employee benefits service cost and its employee benefits liability.

•	Asset Sales. PEMEX continues to evaluate the divestiture of non-essential assets to obtain working capital and to focus on those activities considered as the most profitable. These projects include:

•

On October 5, 2017, PEMEX announced the divestiture of its participation in the Ramones II Norte gas pipeline (50% interest of Pemex Industrial Transformation in Ductos y Energéticos del Norte, S. de R.L. de C.V., and 5% indirect interest of Pemex Industrial Transformation TAG Norte Holding, S. de R.L. de C.V.). On November 10, 2017, the Comisión Federal de Competencia Económica (the Federal Commission for Financial Competence) authorized the divestiture in Ductos y Energéticos del Norte, S. de R.L. de C.V., closing the operation on

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

November 16, 2017. PEMEX estimates that TAG Norte Holding, S. de R.L. de C.V. divestiture will conclude in the first semester of 2018.

•	Decreased Debt Financing: PEMEX decreased its financing during 2017 from Ps. 231,618,067 of net indebtedness in 2016 to a net indebtedness of Ps. 72,412,672 in 2017. In addition, PEMEX developed liability management transactions in accordance with market conditions and in order to improve its financial profile, with longer due dates and better interest rates, as described in Note 15 to these consolidated financial statements. As a result of this strategy, Standard & Poor’s and Fitch increased PEMEX’s ratings outlook from negative to stable. For the fiscal year of 2018, the Federal Income Law applicable to PEMEX authorized for Petróleos Mexicanos and its Subsidiary Entities an internal net debt up to Ps. 30,000,000 and an external net debt up to U.S.$ 6,182,800. In addition, PEMEX will continue to assess opportunities for liability management in accordance with market conditions. In addition, as of December 31, 2017, PEMEX has five syndicated lines of credit to manage its liquidity for U.S.$6,700,000 and Ps.23,500,000.

•	New Budget: On July 14, 2017, the Board of Directors of Petróleos Mexicanos approved a proposal for the annual consolidated budget of Petróleos Mexicanos and its Subsidiaries Entities for 2018, which was subsequently approved by the Chamber of Deputies on November 9, 2017.

The consolidated annual budget of Petróleos Mexicanos and its Subsidiary Entities for 2018 is approximately Ps. 391,946,000, a 1.7% increase as compared to the Ps. 385,211,257 consolidated annual adjusted budget for 2017.

•	The structural changes arising from the Energy Reform, and the actions taken by management are aimed at ensuring the continuity of PEMEX’s operations, reducing costs, generating more revenue and operating more efficiently.

•	In 2017, PEMEX entered into a crude oil hedge program to partially protect its cash flows from decreases in the price of Mexican crude oil.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX’s existing financing agreements include any clause that could lead to the demand for immediate payment of the respective debt due to having negative equity.

PEMEX prepared its consolidated financial statements as of December 31, 2017 and 2016 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

c.	Functional and reporting currency and translation of foreign currency operations

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX’s functional and reporting currency, due to the following:

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii.	Employee benefits provision was approximately 35% and 34% of PEMEX’s total liabilities as of December 31, 2017 and 2016, respectively. This provision is computed, denominated and payable in Mexican pesos; and

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

Translation of financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the consolidated statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the year for income and expenses reported in the statement of comprehensive income.

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

These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated statements of financial position, the consolidated statements of comprehensive income, the consolidated statements of changes in equity (deficit) and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and SHCP at December 31, 2017 of Ps. 19.7867 per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the years in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are described in the following notes:

•	Note 3(e) Financial instruments—determination of fair values

•	Note 3(h) Wells, pipelines, properties, plant and equipment, including the successful efforts method—economic feasibility determining to capitalize assets

•	Note 3(j) Impairment of non-financial assets—cash flow estimates and discount rates determination

•	Note 3(l) Provisions—environmental liabilities and retirement of assets

•	Note 3(m) Employee benefits—actuarial assumptions and hypothesis

•	Note 3(n) Income taxes and duties—assessment of deferred income tax asset recovery

•	Note 3(p) Contingencies—assessment of likelihood of contingency

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

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of PEMEX’s participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment of the investment. If such evidence exists, PEMEX recognizes it in its consolidated financial statements.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The equity interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of financial position, the consolidated statements of changes in equity (deficit) as “non-controlling interests” and as “net income and comprehensive income for the period, attributable to non-controlling interests,” in the consolidated statements of comprehensive income.

Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

Goodwill, which is initially measured at cost, is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net asset acquired is greater than the aggregate consideration transferred (bargain purchase), before recognizing a gain, PEMEX reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive results and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

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

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the consolidated statements of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statements of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

as and that qualify for hedging, changes in fair value are recorded in the consolidated statements of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

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

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in profit or loss.

Impairment in available—for—sale financial assets

In addition to the above-mentioned, a significant or prolonged decline in the fair value of an investment in an available—for—sale equity instrument is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

If, in a subsequent period, the impairment loss decreases, the reversal shall be reflected as a reversal in other comprehensive income.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value of the net future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves, in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization are recognized. Impairment losses may not be

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other investments are recognized as profit (loss) sharing in associates.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Beginning January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities have operated both a defined contribution plan and a defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution pension plan

In this plan, both Petróleos Mexicanos and the Subsidiary Entities and their respective employees contribute to the worker’s individual account. PEMEX’s contributions are recognized on an accrual basis as cost, expense or asset, and are credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services will be discounted using the defined benefit plan discount rate.

Defined benefit plan

Under the defined benefit plan, Petróleos Mexicanos and the Subsidiary Entities are the only parties that contribute to a trust, which is managed separately. Petróleos Mexicanos and the Subsidiary Entities recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

Current income taxes related with items that are recognized as equity are presented in the other comprehensive income of the year. Periodically, PEMEX evaluates the positions taken in its tax returns for those regulations that are subject to interpretation and books corresponding provisions, if it is deemed necessary.

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

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

Deferred tax assets and deferred tax liabilities are offset if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

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

o.	Impuesto Especial sobre Producción y Servicios

(Special Tax on Production and Services, or “IEPS Tax”)

The IEPS Tax charged to customers is a withholding tax on domestic sales of gasoline, diesel and fossil fuels. The applicable quotas depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold. The withholding tax does not affect the results of PEMEX.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income and expenses that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection with the storage, sale and delivery of products, such as the depreciation and operating expenses associated with these activities.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to PEMEX’s financing operations less any portion of the financing cost that is capitalized.

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

t.	Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current assets held for sale

PEMEX classifies a non-current asset, or a disposal group of assets, as held for sale if (a) its carrying amount will be recovered principally through a sale transaction rather than through continuing use; (b) the asset or group of assets is available in its present condition for immediate sale and (c) the sale is expected to be completed within one year from the date of classification, or more, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value less cost of sales and presented in a separate line item in the consolidated statements of financial position. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and are presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX agrees to distribute a non-current asset, or a disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) a non-current asset or disposal group of assets is available for immediate distribution in its present condition and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Non-current assets classified as held for distribution are measured at the lower of their carrying amount and fair value less cost of distribution and are presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

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

The revenues or expenses from discontinued operations, including profits or losses from previous years, are presented in a specific line item in the consolidated statements of comprehensive income.

u.	Accounting changes

The IASB issued new amendments to the IFRS mentioned below, which are applicable to PEMEX and are effective for annual periods beginning January 1, 2017:

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The amendments are to be applied retrospectively and are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

These amendments had no impact on these consolidated financial statements.

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

Impacts on this amendments are disclosed in Note 15.

c) IFRS 12 “Disclosure of Interest in Other Entities” (“IFRS 12”)—Annual Improvements to IFRS 2014—2016 Cycle.

As of December 2016, the IASB published Annual Improvements to IFRS 2014—2016 Cycle, which clarified the scope of IFRS 12, by specifying that the disclosure requirements apply to all subsidiaries, joint arrangements, associates and unconsolidated structured entities classified as held for sale, held for distribution or as discontinued operations in accordance with IFRS 5, with certain exceptions.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The amendments are going to be applied restrospectively and are effective for annual periods beginning on or after January 1, 2017.

These improvements had no impact on these consolidated financial statements.

v.	New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of December 31, 2017 but that could have an impact on subsequent PEMEX financial statements.

Amendments effective for periods beginning in 2018:

a) IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”)

The core principle of the new IFRS 15 is that an entity should recognize revenue as the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

•	identify customer contracts that fall within the scope of the new standard;

•	identify the separate performance obligations in the contract based on the following criteria: (i) sales of goods or services, separately, (ii) sales that are dependent or interrelated with other products or services; and (iii) homogeneous and consistent sales pattern;

•	determine the price of the transaction by applying the following considerations: (i) variable consideration and constraining estimates of variable consideration; (ii) the existence of a significant financing component in the contract; (iii) any non-cash consideration; and (iv) the consideration payable to the customer;

•	allocate the transaction price to each separate performance obligation; and

•	recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX will adopt IFRS 15 retrospectively with the cumulative effect of applying the new standard recognized at the date of initial adoption (January 1, 2018) as an adjustment to the opening balance of retained earnings or other component of equity, as applicable. Under this transition method, PEMEX elected to apply this standard retrospectively only to contracts that were not completed contracts at January 1, 2018. For contracts that have been completed before December 31, 2017, with revenues not fully recognized as of that date, the current accounting policies under IAS 18 will continue to apply when recognizing revenue of those contracts during 2018. For contracts that take effect from January 1, 2018, revenue will be recognized in accordance with IFRS 15.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As part of the implementation of IFRS 15, different types of revenue from contracts with customers have been identified, evaluated and documented, as well as the main changes in accounting policies that will be reflected as of January 1, 2018 with respect to new contracts. The main changes in accounting policies are as follows:

i.	Sale of products with other services:

The adoption of IFRS 15 will affect the manner in which PEMEX records the sale of products including oil, refined products, gas, petrochemicals, fertilizers and other sales. Until December 31, 2017, freight and other services, for example were recognized separately from products sold. Under IFRS 15, revenue is recognized with respect to the performance obligation under the contract, and so certain services that are currently accounted for separately, will now be presented as a single performance obligation together with the sale of the product.

ii.	Services:

Services include transportation and storage of hydrocarbons, petroleum, petrochemicals, refined products, gas, petrochemical derivatives and others.

Rental services and some transportation services are currently presented in the revenues from services line item in the income statement. In many cases of services with components of leases are less than one year operating leases. Revenues corresponding to leasing have not been presented separately from revenues from services.

Under IFRS 15, leases cannot be presented in the same line item as revenues from service. The main change in accounting policy will be the separation and presentation of service and lease components.

iii.	Determination of the transaction price:

Refunds, discounts, quantity and quality claims (in favor or against) and penalties (to customers or PEMEX) or breaches related to the sale of certain products were previously recognized as revenues. However, under IFRS 15, revenues will only be recognized if it is highly probable that there will not be a significant reversal in the revenue received. As a result, PEMEX will put in place mechanisms to approximate the refunds, discounts, quantity and quality claims and penalties at the time that the control of the product is transferred.

Revenue recognition

Revenues are currently recognized when the risks and benefits of the product are transferred, which occurs when the customer picks up or receives the product at PEMEX´s facilities or at a specific point of sale, accepts the products and assumes the risks and benefits related to the transfer of ownership.

Under IFRS 15, revenues from sale of products are recognized when the contractual obligation is satisfied, and control of the products is transferred to the customer. There will be changes in the revenue recognition of gas sale and certain services from “one point in time” to “over time”. However, a significant change is not expected because in some cases the practical expedient “right to invoice” will be applied to measure progress towards completion of the transaction.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of December 31, 2017, PEMEX did not identify any significant uncompleted contracts. As a result, PEMEX has determined that the changes to amounts in prior years will not be significant. Nonetheless, there will be important changes in accounting policies for contracts issued as of January 1, 2018.

b) IFRS 9, “Financial Instruments” (“IFRS 9”(2014))

In July 2014, the IASB finalized the accounting reform of financial instruments and issued IFRS 9 (revised in 2014), which contains the requirements for, a) the classification and measurement of financial assets and liabilities, b) impairment methodology, and c) general information about hedge accounting. IFRS 9 (revised in 2014) replaces IAS 39 Financial Instruments: Recognition and Measurement as of its effective date.

These requirements should be applied retrospectively and, as permitted by IFRS 9 transitional provisions, it is not necessary for companies to restate comparative figures. Any adjustment in the carrying amounts of the financial assets and liabilities at the transition date is recognized by affecting the cumulative effect in the initial opening period.

The classification criteria depends on a combination of two important factors:

i.	the business model within the financial asses is held (the business model test); and

ii.	the contractual cashflow of the financial asset (the SPPI test). Based on these two tests, the asset can be measured as follows:

•	Amortized cost: Financial Instruments under a business model whose objective is only the collection of contractual cash flows which are composed of principal and interest payments and where there are no significant sales unjustified and fair value is not a key factor in the management of these financial assets and the characteristics of cash flows represent substantially a “basic loan agreement” or SPPI. Unjustified sales are different from sales related to an increase in the credit risk of an asset or unexpected financing needs.

•	Fair value with changes through other comprehensive income (“FVOCI”): Financial Instruments in a business model whose objective is to obtain cash flows and the sale of those assets, where fair value is a key factor in its management. In addition, the characteristics of the contractual cash flows represent substantially a “basic loan agreement”.

•	Fair value with changes through profit or loss (“FVPL”): Financial instruments in a business model whose objective is not the aforementioned models, where fair value is a key factor in the management of these assets, and the financial instruments whose contractual cash flow characteristics do not substantially represent a “basic loan agreement”.

IFRS also replaces the impairment model of IAS 39 (the “loss incurred model”) with a new impairment model called the “expected credit loss” model. This impairment model will be applicable to financial assets that are not measured at FVPL. Changes in fair value of financial assets through FVOCI to the point of disposal are recorded in OCI.

The expected credit loss recognized for impairment purposes under IFRS 9 will be equivalent to a 12-month reserve, except when the financial instrument presents a “significant increase in credit risk” or presents objective evidence of impairment, recognizing a reserve equivalent to the remaining life of the financial instrument, based on the definition of general approach under IFRS 9.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

IFRS 9 Implementation and government strategy

PEMEX has established a multidisciplinary working group with the objective to adapt its processes to the new standard in relation to the classification and measurement of financial instruments and the impairment estimation of credit risk, ensuring that these processes have been applied and adopted in accordance with IFRS 9.

Regarding classification and measurement, PEMEX carried out an analysis of its financial assets in order to identify those that could trigger a change in the accounting methodology, due to the definition of the business model and a failure to satisfy the SPPI test.

IFRS 9 Implementation analysis

PEMEX has defined January 1, 2018 as the initial date of adoption of IFRS 9 “Financial Instruments” and according to the transitional standard in IFRS 9, PEMEX will not restate previous periods for comparison purposes and any difference that may arise as a result of the adoption of IFRS 9 between the previous carrying amount and the carrying amount at the beginning of the reporting period shall be recognized in accumulated results over the opening initial period.

PEMEX has concluded that most of its financial assets will continue to be classified in the same way:

Classification
Assets	IAS 39	IFRS 9	Change
Cash and cash equivalents	FVPL	FVPL	No
Available—for—sale financial assets	FVOCI	FVOCI	No
Derivative financial instruments	FVPL	FVPL	No
Long—term notes receivable	Amortized Cost	Amortized Cost	No

Capital or debt instruments classified as available-for-sale financial assets will continue to be measured at FVOCI.

PEMEX has concluded that the financial assets most affected by the impairment estimate under the expected credit loss model will be its accounts receivables, in relation to PEMEX’s holding of the long-term notes issued by the Mexican Government. The evaluation of the possible impairment of the notes will be made using the general approach for calculating impairment of the notes will be made using the general approach for calculating impairment contemplated under IFRS 9.

PEMEX considers it probable that impairment losses increase and present more volatility for instruments under the new methodology of expected credit losses. Furthermore, PEMEX considers that most of its accounts receivable are short-term without a significant financial component, so the simplified approach will be applied.

The preliminary evaluation of PEMEX indicates that the application of the new impairment requirements of IFRS 9 as of December 31, 2017 will impact the accounts receivable reserves as of January 1, 2018. An increase between 39.0% and 51.1% is expected in the accounts receivable reserves as compared to impairment losses incurred in accordance with IAS 39.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Hedge accounting

PEMEX, as part of the initial adoption, elected to continue applying the hedge accounting requirements of IAS 39 instead of IFRS 9. PEMEX uses DFI’s to cover the exposure of foreign currency risk, interest rate risk and fluctuations in the price of its products, but these contracts are not accounted for as designated hedges. DFI’s are initially recognized at fair value on the date the derivative contract is entered into and after initial recognition are measured again at fair value.

As a result, PEMEX has determined that the changes to amounts in prior years will not be significant.

c) Interpretation of IFRIC 22 “Foreign Currency Transactions and Advance Considerations” (IFRIC 22)

As of December 2016, IASB published an interpretation of IFRIC 22 developed by the International Financial Reporting Standards Interpretations Committee (the Interpretations Committee). The interpretation clarified when to recognize payments and collections of foreign currency transactions paid in advance.

According to the interpretations, an entity must recognize foreign currency transactions when:

i.	there is consideration that is denominated or priced in a foreign currency;

ii.	the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and

iii.	the prepayment asset or deferred income liability is non-monetary.

The Interpretations Committee concluded that:

•	The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non- monetary prepayment asset or deferred income liability.

•	If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Entities may apply the rule retrospectively, or prospectively, in accordance with IAS 8 with certain exemptions.

PEMEX believes that these standards will not have an impact on its consolidated financial statements.

Standards effective for periods beginning in 2019

a) IFRS 16, “Leases” (“IFRS 16”)

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

PEMEX has established a multidisciplinary working group with the objective to adapt its processes to the new standard in the following phases: (i) training, (ii) obtaining information, (iii) diagnostic, (iv) determination of initial adjustments and (v) integration of change. As of the date of these consolidated financial statements, the training phase for the accounting staff is complete and PEMEX is in the process of analyzing leasing contracts in order to determine necessary changes to its procedures and reports. PEMEX has not determined the impact of IFRS 16 on its net income (loss) for the year. PEMEX estimates that it will conclude the implementation of IFRS 16 in February 2019.

b) Annual improvements—2015-2017 Cycle

In December 2017, the IASB published “the Annual Improvements to the IFRS of the 2015-2017 Cycle” through which it clarifies the following IFRS:

•	IFRS 3 Business Combinations and IFRS 11 Joint Arrangements

IFRS 3 Business Combinations clarifies how an entity should recognize an increase of its interest in a joint operation:

•	When a party to a joint arrangement obtains control of a business that was a part of that joint arrangement, and where that party had assumed a portion of the rights to the assets and obligations to the liabilities of that business prior to the acquisition date, the acquisition will be considered a business combination that is achieved in stages. The acquiriting entity must therefore apply the requirements for a business combination achieved in stages, including by measuring its previously held interest in the joint arrangement.

•	When a party participates in, but does not share in the control of a joint operation, and subsequently takes joint control of that joint operation, this will constitute the acquisition of a business and previously held interest in the joint operation are not measured.

•	IAS 12 Income Tax

All income tax consequence of dividends (including payments on financial instruments classified as equity) are recognized consistently with the transactions that generated the distributable profits (i. e. in profit or loss, other comprehensive income or equity basis).

•	IAS 23 Borrowing Costs

With respect to the treatment of costs for loans subject to capitalization, the amendments clarify that:

•	To the extent that an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, that entity shall determine the amount of borrowing costs eligible for

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to all borrowings of the entity that are outstanding during the period.

•	However, an entity shall exclude from this calculation borrowing cost applicable to borrowing made specifically for the purpose of obtaining a qualifying asset until substantially all the activities necessary to prepare that asset for its intended used or sale are complete.

The amount of borrowing costs that an entity capitalizes during a period shall not exceed the amount of borrowing costs it incurred during that period.

The amendments are effective for annual periods beginning on or after January 1, 2019.

PEMEX is in the process of evaluating the impact that these amendments will have on its consolidated financial statements.

c) IFRIC 23—Uncertainty over Income Tax Treatments

In June 2017, the IASB published a new accounting interpretation to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, where there is uncertainty over income tax treatments under IAS 12.

In order to make these tax assessments, an entity must consider whether it is probable that the relevant taxing authority will accept each tax treatment, or group of tax treatments, that the entity has used or plans to use in its next income tax filing:

•	If the entity concludes that it is probable that a particular tax treatment will be accepted by the relevant taxing authority, that entity must determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

•	If the entity concludes that it is not probable that a particular tax treatment is accepted by the relevant taxing authority, the entity must use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. That calculation should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. PEMEX does not anticipate being impacted by IFRIC 23 because all tax positions are discussed and agreed with the SHCP prior to releasing quarterly or annual financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

w.	Reclassifications

Due to a significant loss of control over TAG Norte Holdings, S. de R.L. de C.V. and TAG Pipelines Sur, S. de R.L. de C.V., whose investment in these companies was presented in investments in joint ventures and associates in the past was reclassified to available-for-sale financial assets as of December 31, 2017. Accordingly the balance as of these investments as of December 31, 2016 was reclassified for purposes of improving its presentation the consolidated statements of financial position as follows:

	2016
Line item	As previously (reported)	Reclassification	Following reclassification
Available—for—sale financial assets	Ps. 435,556	Ps. 2,417,123	Ps. 2,852,679
Total current assets	355,398,800	2,417,123	357,815,923
Investments in joint ventures and associates	23,154,632	(2,417,123)	20,737,509
Total non-current assets	1,974,487,224	(2,417,123)	1,972,070,101

These reclassifications had no impact on PEMEX’s total assets.

Due to the fact that reinsurance premiums from KOT Insurance Company, AG., from which PEMEX derives revenue, are not part of the core services provided by PEMEX, they are included in other income (expenses), net. Therefore, for comparison purposes, the consolidated statements of comprehensive income for the years ended December 31, 2016 and 2015 were reclassified as follow:

	2016
Line item	As previously (reported)	Reclassification	Following reclassification
Services income	Ps. 14,427,081	Ps. (5,452,439)	Ps. 8,974,642
Total of sales	1,079,545,671	(5,452,439)	1,074,093,232
Cost of sales	867,580,634	(1,758,413)	865,822,221
Gross income (loss)	543,279,380	(3,694,026)	539,585,354
Other income (expenses), net	18,955,580	3,694,026	22,649,606

	2015
Line item	As previously (reported)	Reclassification	Following reclassification
Services income	Ps. 12,912,112	Ps. (4,602,077)	Ps. 8,310,035
Total of sales	1,166,362,469	(4,602,077)	1,161,760,392
Cost of sales	895,068,904	(3,104,298)	891,964,606
Gross income (loss)	(114,474,036)	(1,497,779)	(115,971,815)
Other income (expenses), net	(2,373,266)	1,497,779	(875,487)

These reclassifications had no impact on PEMEX’s net income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

In order to provide a better presentation in Duties, taxes and other, certain amounts in Income Tax line item, were reclassified to Hydrocarbon extraction duties and others line item, as follows:

	2016
Line item	As previously (reported)	Reclassification	Following reclassification
Hydrocarbon extraction duties and others	Ps. 304,813,375	Ps. (27,651,571)	Ps. 277,161,804
Income tax	(40,291,940)	27,651,571	(12,640,369)

These reclassifications had no impact on PEMEX’s net income.

NOTE 4. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of December 31, 2017, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

•	P.M.I. Marine, DAC. (PMI Mar) (i)

•	P.M.I. Services, B.V. (PMI SHO) (i)

•	P.M.I. Holdings, B.V. (PMI HBV) (i)(x)

•	P.M.I. Trading, Ltd. (PMI Trading) (i)

•	PEMEX Internacional España, S. A. (PMI SES) (i)(viii)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)

•	P.M.I. Holdings North America, Inc. (PMI HNA) (i)(ix)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)

•	PMI Field Management Resources, S. L. (FMR) (i)(xi)

•	PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)

•	Pro-Agroindustria, S. A. de C. V. (AGRO)

•	PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)

•	PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)

•	PMI Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)

•	PMI Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)

•	PMI Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP)

•	PMI Midstream del Centro, S. A. de C. V. (PMI MC) (i)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

•	PEMEX Procurement International, Inc. (PPI)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)

•	PEMEX Finance, Ltd. (FIN) (ii)

•	Mex Gas Internacional, S. L. (MGAS)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII)

•	Kot Insurance Company, AG. (KOT)

•	PPQ Cadena Productiva, S.L. (PPQCP)

•	III Servicios, S. A. de C. V. (III Servicios)

•	PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ)(i)(iii)

•	PMX Cogeneración Internacional, S.L. (MG COG) (iv)(vi)(xii)

•	PMX Cogeneración S.A.P.I. de C.V. (PMX COG)(iv) (xii)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (iv)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (iv)

•	Grupo Fertinal (GP FER) (iv)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA)(v)

•	P.M.I Trading Mexico, S.A. de C.V. (TRDMX) (vii)

•	Holdings Holanda Services, B.V. (HHS) (x)

i.	Member Company of the “PMI Subsidiaries”.
ii.	Non-controlling Interest Company.
iii.	As of January 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
iv.	As of June 2016, this company was included in the consolidated financial statements of PEMEX.
v.	As of July 2016, this company was included in the consolidated financial statements of PEMEX.
vi.	Until October 2016, formerly Mex Gas Cogeneración S.L.
vii.	As of January 2017, this company started operations and was included in the consolidated financial statements of PEMEX
viii.	As of February 2017, this company merged with HPE.
ix.	As of June 2017, this company merged with SUS.
x.	As of October 2017, PMI HBV was divided and HHS was created and included in the consolidated financial statements of PEMEX.
xi.	This Company was liquidated.
xii.	As of December 2017, PEMEX acquired shares in these companies and they were included in the consolidated financial statements of PEMEX.

NOTE 5. Segment financial information

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization, PEMEX’s operations have been conducted through nine business segments: exploration and production, industrial transformation, cogeneration and services, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and corporate and other operating subsidiary companies. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The primary sources of revenue for PEMEX’s business segments are as described below:

•	The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 32 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•	The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and a significant portion of jet fuel produced to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

•	The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•	The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy and also provides technical and management activities associated with these services.

•	The drilling segment receives income from drilling services, and servicing and repairing wells.

•	The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•	The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

•	The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•	The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s entities and companies.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making.

As of/for the year ended December 31, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services(1)		Drilling and Services		Logistics		Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps. 857,456,146	Ps.	—	Ps.	—	Ps.	—	Ps. 4,123,006	Ps. 12,621,648	Ps. 508,539,112	Ps. 3,159,238	Ps.	—	Ps. 1,385,899,150
Intersegment		762,637,362	150,360,283		114,233		3,400,456		70,671,871	642,965	1,565,757	539,193,190	79,031,944		(1,607,618,061)	—
Services income		—	6,116,937		334,755		41,741		3,714,941	2,339	26,733	66,621	826,502		—	11,130,569
(Reversal) impairment of wells pipelines, properties, plant and equipment, net		129,350,315	15,952,092		—		—		—	1,935,500	—	—	4,206,653		—	151,444,560
Cost of sales		391,089,410	1,004,683,554		472,732		468,171		50,926,263	6,001,259	14,272,340	1,031,997,901	33,033,923		(1,528,740,673)	1,004,204,880

Gross income (loss)		242,197,637	(6,702,280)		(23,744)		2,974,026		23,460,549	(3,168,449)	(58,202)	15,801,022	45,777,108		(78,877,388)	241,380,279
Other revenues (expenses), net		10,204,045	1,515,538		2,646		(31,454)		(24,134,436)	9,013	23,030	307,212	(5,344,872)		22,623,354	5,174,076
Distribution, transportation and sales expenses		—	26,049,566		13,581		—		73,526	528,370	334,663	375,482	59,043		(5,544,561)	21,889,670
Administrative expenses		58,539,119	38,994,887		37,679		888,776		7,459,928	352,537	1,105,554	1,564,859	62,001,641		(51,005,526)	119,939,454

Operating income (loss)		193,862,563	(70,231,195)		(72,358)		2,053,796		(8,207,341)	(4,040,343)	(1,475,389)	14,167,893	(21,628,448)		296,053	104,725,231
Financing income		121,293,404	11,427,907		147		57,313		1,622,827	2,248	46,113	905,405	145,907,795		(265,097,306)	16,165,853
Financing cost		(136,378,338)	(2,398,643)		(19,882)		(795,947)		(2,307,427)	(211,004)	(1,964)	(1,328,827)	(239,003,771)		264,801,255	(117,644,548)
Derivative financial instruments (cost) income, net		(1,613,874)	5,835		—		—		—	—	—	(772,143)	27,718,506		—	25,338,324
Foreign exchange (loss) income, net		10,043,316	4,924,209		—		227,365		613,099	(20,925)	(10,486)	(4,318)	7,411,862		—	23,184,122
Profit (loss) sharing in joint ventures and associates		(75,195)	485,224		—		—		(74)	—	—	1,049,809	(212,666,494)		211,567,170	360,440
Taxes, duties and other		338,169,260	—		—		276,967		(7,444,967)	—	—	1,972,718	6,063		—	332,980,041

Net (loss) income		(151,037,384)	(55,786,663)		(92,093)		1,265,560		(833,949)	(4,270,024)	(1,441,726)	12,045,101	(292,266,613)		211,567,172	(280,850,619)

Total current assets		1,036,063,541	570,380,888		179,807		6,871,148		49,391,784	3,155,476	3,994,381	158,414,445	506,187,594		(1,971,112,774)	363,526,290
Investments in joint ventures and associates		64,328	4		—		—		18,336	—	—	15,805,506	(465,026,224)		465,845,414	16,707,364
Wells, pipelines, properties, plant and equipment, net		945,945,889	286,423,735		—		18,956,882		119,647,553	5,713,998	19,008,822	6,739,231	34,073,216		—	1,436,509,326
Total assets		2,058,036,405	857,196,306		179,807		26,220,748		191,895,993	8,923,456	23,142,045	186,808,899	2,111,740,735		(3,332,142,280)	2,132,002,114
Total current liabilities		284,656,058	459,130,165		531,580		2,201,936		44,521,371	6,455,246	2,183,654	112,046,527	1,439,097,882		(1,961,697,234)	389,127,185
Long-term debt		1,826,843,268	25,437,147		—		11,258,734		2,814,640	—	—	2,712,654	1,837,690,559		(1,826,091,398)	1,880,665,604
Employee benefits		372,032,958	588,573,518		—		333,212		1,842,892	98,361	105,033	(966,238)	296,416,386		—	1,258,436,122
Total liabilities		2,570,412,398	1,077,108,748		531,580		13,886,424		56,706,251	6,556,050	2,308,890	116,842,881	3,587,988,972		(3,797,987,695)	3,634,354,499
Equity (deficit), net		(512,375,993)	(219,912,442)		(351,773)		12,334,324		135,189,742	2,367,406	20,833,155	69,966,018	(1,476,248,237)		465,845,415	(1,502,352,385)
Depreciation and amortization		127,742,568	17,935,112		—		2,368,123		4,562,140	422,930	1,688,493	(19,798)	2,004,945		—	156,704,513
Net periodic cost of employee benefits		32,794,386	52,538,989		—		39,697		(4,954)	(1,999)	(12,561)	16,166	22,703,351		—	108,073,075
Acquisition of wells, pipelines, properties, plant and equipment		67,845,989	14,678,182		—		418,283		5,189,409	219,152	475,196	321,145	4,832,461		—	93,979,817

(1)	Certain of the assets of Pemex Cogeneration and Services have been transferred to Pemex Industrial Transformation.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of/for the year ended December 31, 2016	Exploration and Production		Industrial Transformation		Cogeneration and Services		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps.	648,088,013	Ps.	—	Ps.	—	Ps.	—	Ps.	3,873,403	Ps.	15,392,552	Ps.	395,118,117	Ps.	2,646,505	Ps.	—	Ps.	1,065,118,590
Intersegment		616,380,615		117,096,378		51,913		1,981,754		68,316,958		900,464		1,764,438		405,293,283		50,683,175		(1,262,468,978)		—
Services income		—		5,565,604		132,521		70,112		2,813,887		1,908		60,141		236,230		473,415		(379,176)		8,974,642
(Reversal) impairment of wells pipelines, properties, plant and equipment, net		(271,709,433)		(52,498,881)		—		—		(5,829,520)		—		(1,276,509)		—		—		—		(331,314,343)
Cost of sales		359,064,884		823,763,927		166,721		143,956		61,248,584		5,506,198		13,936,213		783,691,245		7,260,043		(1,188,959,550)		865,822,221

Gross income (loss)		529,025,164		(515,051)		17,713		1,907,910		15,711,781		(730,423)		4,557,427		16,956,385		46,543,052		(73,888,604)		539,585,354
Other revenues (expenses), net		27,346,794		19,964,654		—		591,704		(27,189,969)		32,710		63,989		3,412,711		(906,183)		(666,804)		22,649,606
Distribution, transportation and sales expenses		—		50,792,317		8,232		6		148,215		185,168		481,727		229,432		49,162		(26,663,019)		25,231,240
Administrative expenses		54,509,047		34,183,846		32,126		983,560		7,175,451		731,479		2,101,834		1,157,182		60,497,232		(48,718,224)		112,653,533

Operating income (loss)		501,862,911		(65,526,560)		(22,645)		1,516,048		(18,801,854)		(1,614,360)		2,037,855		18,982,482		(14,909,525)		825,835		424,350,187
Financing income		56,040,129		11,056,345		—		72,995		373,301		4,358		64,582		1,098,079		125,964,466		(180,925,000)		13,749,255
Financing cost		(109,946,363)		(3,188,892)		(12,055)		(642,711)		(481,741)		(20,217)		(2,980)		(1,342,351)		(163,400,779)		180,193,625		(98,844,464)
Derivative financial instruments (cost) income, net		—		3,172		—		—		—		—		—		(1,951,959)		(12,052,200)		—		(14,000,987)
Foreign exchange (loss) income, net		(217,166,718)		(12,858,875)		—		(1,570,317)		(1,118,537)		(29,263)		(2,843)		174,866		(21,441,056)		—		(254,012,743)
Profit (loss) sharing in joint ventures and associates		(21,164)		649,520		—		—		—		—		—		1,586,503		(117,426,818)		117,347,804		2,135,845
Taxes, duties and other		276,647,448		—		—		(481,581)		(10,010,686)		—		—		7,380,870		(9,014,616)		—		264,521,435

Net (loss) income		(45,878,653)		(69,865,290)		(34,700)		(142,404)		(10,018,145)		(1,659,482)		2,096,614		11,166,750		(194,251,296)		117,442,264		(191,144,342)

Total current assets		983,260,710		795,237,287		388,422		6,032,213		22,087,801		1,724,967		5,817,262		125,081,531		613,881,578		(2,195,695,848)		357,815,923
Investments in joint ventures and associates		139,523		257,159		—		—		—		—		—		17,568,893		(247,349,711)		250,121,645		20,737,509
Wells, pipelines, properties, plant and equipment, net		1,176,504,263		311,432,174		—		21,023,629		86,695,514		7,771,634		20,086,650		6,691,813		37,536,571		—		1,667,742,248
Total assets		2,206,418,541		1,107,094,580		388,423		27,673,598		130,824,921		9,556,469		26,007,319		155,376,864		2,359,024,145		(3,692,478,836)		2,329,886,024
Total current liabilities		340,011,451		666,467,674		472,236		3,894,121		19,824,792		2,995,088		3,879,828		78,894,485		1,497,612,971		(2,187,862,760)		426,189,886
Long-term debt		1,737,109,328		31,495,027		—		12,489,423		4,382,109		—		—		3,597,938		1,757,315,685		(1,739,384,968)		1,807,004,542
Employee benefits		362,312,386		575,277,374		191,876		441,127		571,702		20,362		21,893		(749,034)		282,321,750		—		1,220,409,436
Total liabilities		2,533,221,665		1,278,138,290		664,829		16,853,202		29,336,417		3,015,450		3,901,722		86,885,889		3,553,477,189		(3,942,600,482)		3,562,894,171
Equity (deficit), net		(326,803,124)		(171,043,710)		(276,406)		10,820,396		101,488,504		6,541,019		22,105,597		68,490,975		(1,194,453,044)		250,121,646		(1,233,008,147)
Depreciation and amortization		124,329,921		17,425,472		—		2,559,357		2,230,557		481,241		1,395,232		86,707		1,931,004		—		150,439,491
Net periodic cost of employee benefits		32,617,215		52,886,397		5,860		31,491		30,340		(1,178)		1,424		(552,735)		24,719,602		—		109,738,416
Acquisition of wells, pipelines, properties, plant and equipment		70,418,370		32,254,531		—		2,053,139		26,344,495		889,420		1,724,690		1,019,484		21,031,214		—		155,735,343

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of/for the year ended December 31, 2015	Exploration and Production		Industrial Transformation		Cogeneration and Services		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps.	740,190,020	Ps.	—	Ps.	—	Ps.	—	Ps.	1,494,478	Ps.	4,551,413	Ps.	407,214,446	Ps.	—	Ps.	—	Ps.	1,153,450,357
Intersegment		690,642,133		126,294,195		—		1,511,970		598,853		209,970		473,990		353,137,149		18,296,515		(1,191,164,775)		—
Services income		—		7,549,061		—		—		10,355,988		236		17,893		661,683		505,032		(10,779,858)		8,310,035
Impairment of wells, pipelines, properties, plant and equipment		394,396,580		76,442,079		—		—		5,829,519		—		1,276,512		—		—		—		477,944,690
Benefit from change in pension plan		(46,368,308)		(45,808,781)		—		—		—		—		—		—		—		—		(92,177,089)
Cost of sales		427,158,621		876,531,944		2,793		706,896		10,727,462		1,707,548		4,965,414		749,655,199		2,791,350		(1,182,282,621)		891,964,606

Gross income (loss)		(84,544,760)		(33,131,966)		(2,793)		805,074		(5,602,140)		(2,864)		(1,198,630)		11,358,079		16,010,197		(19,662,012)		(115,971,815)
Other revenues (expenses), net		(7,957,202)		1,243,040		—		38		26,941		14,680		19,909		1,666,783		2,219,539		1,890,785		(875,487)
Distribution, transportation and sales expenses		—		35,292,527		1,448		—		3,009		4,416		62,071		428,613		254		(6,863,699)		28,928,639
Administrative expenses		18,454,281		40,529,587		47,670		8,553		104,794		152,404		519,351		1,967,581		61,609,813		(10,921,939)		112,472,095
Benefit from change in pension plan		(17,853,725)		(39,975,450)		—		—		—		—		—		—		(46,031,780)		—		(103,860,955)

Operating income (loss)		(93,102,518)		(67,735,590)		(51,911)		796,559		(5,683,002)		(145,004)		(1,760,143)		10,628,668		2,651,449		14,411		(154,387,081)
Financing income		25,852,078		2,789,535		—		43,690		37		3,503		7,728		1,147,870		110,816,691		(125,670,273)		14,990,859
Financing cost		(90,822,360)		(13,738,104)		2,110		(95,280)		(61,153)		—		—		(1,299,580)		(87,289,616)		125,530,390		(67,773,593)
Derivative financial instruments (cost) income, net		—		6,463		—		—		—		—		—		1,347,323		(22,803,663)		—		(21,449,877)
Foreign exchange (loss), net		(132,165,427)		(7,364,486)		(7,509)		(92,046)		(11,090)		(3,600)		(2,802)		(49,190)		(15,069,424)		—		(154,765,574)
(Loss) profit sharing in joint ventures and associates		(473,082)		671,868		—		—		—		—		—		2,056,259		(749,900,890)		749,963,960		2,318,115
Taxes, duties and other		376,682,705		1,839,021		—		197,491		(2,069,848)		—		—		5,134,176		(50,283,298)		—		331,500,247

Net (loss) income		(667,394,014)		(87,209,335)		(57,310)		455,432		(3,685,360)		(145,101)		(1,755,217)		8,697,174		(711,312,155)		749,838,488		(712,567,398)

Total current assets		709,252,019		313,801,630		655,239		2,171,717		49,162,929		1,594,643		4,988,511		73,116,155		275,582,816		(1,163,125,162)		267,200,497
Investments in joint ventures and associates		919,654		6,687,977		—		—		—		8,500		—		11,845,489		(242,233,405)		246,937,384		24,165,599
Wells, pipelines, properties, plant and equipment, net		966,144,619		246,463,069		—		22,647,454		58,078,603		7,405,969		18,480,684		3,045,704		22,217,529		—		1,344,483,631
Total assets		1,698,909,240		567,486,579		655,240		24,917,981		111,307,038		9,034,376		23,705,118		93,266,620		1,443,189,885		(2,196,817,877)		1,775,654,200
Total current liabilities		278,507,394		104,569,842		469,524		1,981,652		14,698,159		1,486,468		4,534,980		34,749,438		1,157,183,570		(1,154,773,306)		443,407,721
Long-term debt		1,252,239,594		16,707,005		—		12,031,849		4,850,905		—		—		3,607,840		1,285,676,066		(1,274,240,092)		1,300,873,167
Employee benefits		379,150,943		609,492,623		61,171		417,817		368,036		12,533		3,611		(59,581)		289,938,288		—		1,279,385,441
Total liabilities		1,985,557,185		735,280,560		530,696		14,431,318		19,917,100		1,499,001		4,538,591		41,420,792		2,747,910,113		(2,443,755,258)		3,107,330,098
Equity (deficit), net		(286,647,945)		(167,793,981)		124,544		10,486,663		91,389,938		7,535,375		19,166,527		51,845,828		(1,304,720,228)		246,937,381		(1,331,675,898)
Depreciation and amortization		144,567,149		20,916,796		—		612,741		337,364		158,505		442,504		84,493		831,698		—		167,951,250
Net periodic cost of employee benefits		23,608,485		21,392,600		(298)		—		(310)		—		—		(119,819)		17,668,484		—		62,549,142
Acquisition of wells, pipelines, properties, plant and equipment		184,786,051		68,935,841		—		—		1,544,224		320,762		1,882,108		677,314		6,711,511		—		264,857,811

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

PEMEX’s management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment on the consolidated financial statements. For certain of the items in these consolidated financial statements to conform with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

The following tables present accounting reconciliations between individual and consolidated information.

As of/for the year ended December 31, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps. 762,637,362	1,015,157,118	448,988	6,679,132	74,386,812	4,795,196	14,214,138	1,047,874,453	83,017,684
Less unrealized intersegment sales	—	(1,223,752)	—	(3,236,935)	—	(26,886)	—	(75,530)	—

Total consolidated sales	Ps. 762,637,362	1,013,933,366	448,988	3,442,197	74,386,812	4,768,310	14,214,138	1,047,798,923	83,017,684

Operating income (loss):
By segment	Ps. 194,814,292	(59,989,652)	(72,358)	882,692	(61,696,313)	(7,148,431)	(4,698,838)	14,490,017	(21,628,448)
Less unrealized intersegment sales	—	(1,223,752)	—	(3,236,935)	—	(26,886)	—	(75,530)	—
Less unrealized gain due to production cost valuation of inventory	(496,329)	(9,017,791)	—	2,932,663	—	—	—	(246,594)	—
Less capitalized refined products	(574,381)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest	118,981	—	—	—	—	—	—	—	—
Less depreciation and impairment of revaluated transferred assets	—	—	—	1,475,376	53,488,972	3,134,974	3,223,449	—	—

Total consolidated operating income (loss)	Ps. 193,862,563	(70,231,195)	(72,358)	2,053,796	(8,207,341)	(4,040,343)	(1,475,389)	14,167,893	(21,628,448)

Net income (loss):
By segment	Ps. (150,388,699)	(44,599,751)	(358,862)	345,913	(40,300,942)	(8,616,130)	(5,866,542)	5,200,268	(292,266,613)
Less unrealized intersegment sales	—	(1,223,752)	—	(3,236,935)	—	(26,886)	—	(75,530)	—
Less unrealized gain due to production cost valuation of inventory	(496,329)	(9,017,791)	—	2,932,663	—	—	—	(246,594)	—
Less capitalized refined products	(574,381)	—	—	—	—	—	—	—	—
Less equity method elimination	303,044	(945,369)	266,769	—	333	1,238,018	1,201,367	7,166,957	—
Less amortization of capitalized interest	118,981	—	—	—	—	—	—	—	—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes	—	—	—	1,223,919	39,466,660	3,134,974	3,223,449	—	—

Total consolidated net (loss) income	Ps. (151,037,384)	(55,786,663)	(92,093)	1,265,560	(833,949)	(4,270,024)	(1,441,726)	12,045,101	(292,266,613)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of/for the year ended December 31, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Assets:
By segment	Ps. 2,084,553,745	912,770,881	179,807	28,256,876	276,537,764	17,689,305	35,498,783	195,538,239	2,111,740,735
Less unrealized intersegment sales	858,094	(5,389,977)	—	—	7,183	—	(5,303)	(408,059)	—
Less unrealized gain due to production cost valuation of inventory	(3,657,242)	(42,379,229)	—	—	—	(26,886)	—	(7,163,664)	—
Less capitalized refined products	(574,381)	—	—	—	—	—	—	—	—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes	(22,503,168)	—	—	(2,036,128)	(84,557,831)	(2,165,068)	(9,522,686)	(424,849)	—
Less equity method for unrealized profits	(759,624)	(7,813,492)	—	—	(91,123)	(6,573,895)	(2,828,749)	(732,768)	—
Less amortization of capitalized interest	118,981	8,123	—	—	—	—	—	—	—

Total consolidated assets	Ps. 2,058,036,405	857,196,306	179,807	26,220,748	191,895,993	8,923,456	23,142,045	186,808,899	2,111,740,735

Liabilities:
By segment	Ps. 2,570,412,398	1,081,528,677	531,580	13,186,297	56,706,251	6,556,050	2,308,890	116,648,398	3,587,988,972
Less unrealized intersegment sales	—	(4,419,929)	—	700,127	—	—	—	194,483	—

Total consolidated liabilities	Ps. 2,570,412,398	1,077,108,748	531,580	13,886,424	56,706,251	6,556,050	2,308,890	116,842,881	3,587,988,972

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of/for the year ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps. 616,380,615	771,597,427	184,434	6,263,093	71,130,845	4,775,775	17,217,131	800,979,076	53,803,095
Less unrealized intersegment sales	—	(847,432)	—	(4,211,227)	—	—	—	(331,446)	—

Total consolidated sales	Ps. 616,380,615	770,749,995	184,434	2,051,866	71,130,845	4,775,775	17,217,131	800,647,630	53,803,095

Operating income (loss):
By segment	Ps. 503,679,153	(60,347,367)	(22,645)	1,271,202	(25,701,065)	(2,877,725)	(3,504,812)	19,526,997	(14,909,525)
Less unrealized intersegment sales	—	(847,432)	—	(4,211,227)	—	—	—	(331,446)	—
Less unrealized gain due to production cost valuation of inventory	(273,237)	3,572,498	—	3,815,371	—	905,910	(2,163)	(213,069)	—
Less capitalized refined products	(1,661,986)	(7,904,259)	—	—	—	—	—	—	—
Less amortization of capitalized interest	118,981	—	—	—	—	—	—	—	—
Less depreciation and impairment of revaluated assets	—	—	—	640,702	6,899,211	357,455	5,544,830	—	—

Total consolidated operating income (loss)	Ps. 501,862,911	(65,526,560)	(22,645)	1,516,048	(18,801,854)	(1,614,360)	2,037,855	18,982,482	(14,909,525)

Net income (loss):
By segment	Ps. (44,069,001)	(61,639,067)	(381,214)	(387,250)	(16,917,356)	(7,820,835)	(3,780,706)	11,711,265	(194,251,296)
Less unrealized intersegment sales	—	(847,432)	—	(4,211,227)	—	—	—	(331,446)	—
Less unrealized gain due to production cost valuation of inventory	(273,237)	3,572,498	—	3,815,371	—	905,910	(2,163)	(213,069)	—
Less capitalized refined products	(1,661,986)	(7,904,259)	—	—	—	—	—	—	—
Less equity method elimination	6,590	(3,047,030)	346,514	—	—	4,897,988	334,653	—	—
Less amortization of capitalized interest	118,981	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets	—	—	—	640,702	6,899,211	357,455	5,544,830	—	—

Total consolidated net (loss) income	Ps. (45,878,653)	(69,865,290)	(34,700)	(142,404)	(10,018,145)	(1,659,482)	2,096,614	11,166,750	(194,251,296)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of/for the year ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Assets: By segment	Ps.2,232,052,453	1,151,907,566	425,141	30,990,147	254,615,026	10,421,225	43,067,636	170,782,928	2,359,024,145
Less unrealized intersegment sales	483,230	(4,158,101)	—	—	—	—	(5,304)	(332,529)	—
Less unrealized gain due to production cost valuation of inventory	(3,246,782)	(33,361,438)	—	—	—	—	—	(5,688,341)	—
Less capitalized refined products	(1,661,986)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets	(20,585,300)	—	—	(3,316,549)	(123,790,105)	(5,300,044)	(12,746,136)	(652)	—
Less equity method for unrealized profits	(742,055)	(7,293,447)	(36,718)	—	—	4,435,288	(4,308,877)	(8,960,344)	—
Less amortization of capitalized interest	118,981	—	—	—	—	—	—	(424,198)	—

Total consolidated assets	Ps.2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145

Liabilities:
By segment	Ps.2,533,221,665	1,282,558,220	664,829	16,457,347	29,336,417	3,015,450	3,901,722	85,392,123	3,553,477,189
Less unrealized intersegment sales	—	(4,419,930)	—	395,855	—	—	—	1,493,766	—

Total consolidated liabilities	Ps.2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of/for the year ended December 31, 2015	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	690,642,133	874,630,488	—	1,511,970	10,954,841	1,704,684	5,048,600	761,213,475	18,801,547
Less unrealized intersegment sales		—	(597,212)	—	—	—	—	(5,304)	(200,197)	—

Total consolidated sales	Ps.	690,642,133	874,033,276	—	1,511,970	10,954,841	1,704,684	5,043,296	761,013,278	18,801,547

Operating income (loss):
By segment	Ps.	(89,473,302)	(88,819,558)	(51,911)	700,748	(6,875,252)	(262,145)	(2,288,747)	10,334,138	2,651,449
Less unrealized intersegment sales		—	(597,212)	—	—	—	—	(5,304)	(200,197)	—
Less unrealized gain due to production cost valuation of inventory		(251,995)	21,681,180	—	—	—	—	2,163	494,727	—
Less capitalized refined products		(3,496,201)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		118,980	—	—	—	—	—	—	—	—
Less depreciation and impairment of revaluated assets		—	—	—	95,811	1,192,250	117,141	531,745	—	—

Total consolidated operating (loss) income	Ps.	(93,102,518)	(67,735,590)	(51,911)	796,559	(5,683,002)	(145,004)	(1,760,143)	10,628,668	2,651,449

Net income (loss):
By segment	Ps.	(663,719,119)	(107,164,261)	(57,310)	359,621	(4,877,610)	(262,242)	(2,314,774)	8,402,644	(711,312,155)
Less unrealized intersegment sales		—	(597,212)	—	—	—	—	(5,304)	(200,197)	—
Less unrealized gain due to production cost valuation of inventory		(251,995)	21,681,180	—	—	—	—	2,163	494,727	—
Less capitalized refined products		(3,496,201)	—	—	—	—	—	—	—
Less equity method elimination		(45,679)	(1,129,042)	—	—	—	—	30,953	—	—
Less amortization of capitalized interest		118,980	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	95,811	1,192,250	117,141	531,745	—	—

Total consolidated net (loss) income	Ps.	(667,394,014)	(87,209,335)	(57,310)	455,432	(3,685,360)	(145,101)	(1,755,217)	8,697,174	(711,312,155)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Supplemental geographic information:

	For the years ended December 31,
	2017		2016		2015
Domestic sales	Ps.	877,360,038	Ps.	670,000,473	Ps.	746,235,912

Export sales:
United States		302,912,999		221,954,461		266,826,499
Canada, Central and South America		13,943,080		14,058,897		11,027,813
Europe		71,470,613		64,348,997		58,707,787
Other		120,212,420		94,755,762		70,652,346

Total export sales		508,539,112		395,118,117		407,214,445

Services income		11,130,569		8,974,642		8,310,035

Total sales	Ps.	1,397,029,719	Ps.	1,074,093,232	Ps.	1,161,760,392

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	For the years ended December 31,
	2017	2016	2015
Domestic sales
Refined petroleum products and derivatives (primarily gasolines)	Ps. 784,048,048	Ps. 578,718,674	Ps. 660,573,780
Gas	70,930,855	59,648,576	54,497,824
Petrochemical products	22,381,135	31,633,223	31,164,308

Total domestic sales	Ps. 877,360,038	Ps. 670,000,473	Ps. 746,235,912

Export sales
Crude oil	Ps. 380,461,147	Ps. 288,625,794	Ps. 288,170,451
Refined petroleum products and derivatives (primarily gasolines)	109,615,457	92,705,248	118,129,615
Gas	21,675	20,995	27,283
Petrochemical products	18,440,833	13,766,080	887,096

Total export sales	Ps. 508,539,112	Ps. 395,118,117	Ps. 407,214,445

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

NOTE 6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

a. As of December 31, 2017 and 2016, cash and cash equivalents were as follows:

	2017		2016
Cash on hand and in banks(i)	Ps.	55,871,127	Ps.	71,430,427
Highly liquid investments(ii)		41,980,627		92,102,086

	Ps.	97,851,754	Ps.	163,532,513

(i)	Cash on hand and in banks is primarily composed of cash in banks.
(ii)	Mainly composed of short-term Mexican Government investments.

b. At December 31, 2017 and 2016, restricted cash was as follows:

	2017	2016
Restricted cash	Ps. —	Ps.	10,478,626

Restricted cash as of December 31, 2016 was primarily composed of the deposit made by Pemex Exploration and Production in the amount of U.S. $465,060, plus interests as a result of an arbitration claim filed by Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”). On April 6, 2017, Pemex Exploration and Production and Petróleos Mexicanos executed a settlement agreement with COMMISA and agreed to pay COMMISA U.S. $435,000, plus the applicable VAT with the funds deposited by Pemex Exploration and Production in a bank account as a guarantee before the U.S. District Court for the Southern District of New York and through a wire transfer.

During 2016, PMI HBV made deposits of U.S. $41,319, in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement required that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. (“Repsol”) shares owned by PMI HBV. Due to the increase in the value of Repsol shares, the deposit was reimbursed to PMI HBV; therefore, beginning June 30, 2017, no restricted cash was held. On October 20, 2017, PMI HBV prepaid the balance of the credit agreement in order to sell all of its shares in Repsol.

NOTE 7. ACCOUNTS RECEIVABLE, NET

As of December 31, 2017 and 2016, accounts receivable and other receivables were as follows:

	2017		2016
Domestic customers, net	Ps.	60,057,141	Ps.	41,884,579
Export customers, net		54,428,883		34,859,341
Sundry debtors		26,105,703		18,736,922
Taxes to be recovered and prepaid taxes		23,039,023		29,361,303
Employees and officers		5,681,478		6,054,251
Advances to suppliers		1,250,846		2,246,437
Other accounts receivable		82,160		77,694

	Ps.	170,645,234	Ps.	133,220,527

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2017 and 2016:

	Domestic customers
	2017		2016
1 to 30 days	Ps.	10,188,070	Ps.1,767,718
31 to 60 days		4,081,862	658,456
61 to 90 days		777,409	263,447
More than 90 days(i)		11,345,933	1,016,553

Past due		26,393,274	3,706,174
Impaired (reserved)		(951,932)	(458,428)

Unimpaired		25,441,342	3,247,746
Current		34,615,799	38,636,833

Total	Ps.	60,057,141	Ps.41,884,579

(i)	The increase in 2017 in accounts receivable invoices more than 90 days old is primarily due to the termination of the outstanding balances compensation system in place between Mexican Government owned companies.

	Export customers
	2017		2016
1 to 30 days	Ps.	334,155	Ps.	341,184
31 to 60 days		—		6,824
61 to 90 days		—		35,372
More than 90 days		315,888		624,157

Past due		650,043		1,007,537
Impaired (reserved)		(272,813)		(374,699)

Unimpaired		377,230		632,838
Current		54,051,653		34,226,503

Total	Ps.	54,428,883	Ps.	34,859,341

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Additionally, the reconciliation for impaired accounts receivable is as follows:

	Domestic customers

	2017	2016
Balance at the beginning of the year	Ps. (458,428)	Ps. (667,883)
Additions against income	(493,514)	(218,836)
Amount used	10	428,291

Balance at the end of the year	Ps. (951,932)	Ps. (458,428)

	Export customers
	2017	2016
Balance at the beginning of the year	Ps. (374,699)	Ps. (312,004)
Additions against income	(204,713)	(25,931)
Amount used	297,047	—
Translation effects	9,552	(36,764)

Balance at the end of the year	Ps. (272,813)	Ps. (374,699)

NOTE 8. INVENTORIES, NET

As of December 31, 2017 and 2016, inventories were as follows:

	2017	2016
Refined and petrochemicals products	Ps. 27,862,384	Ps. 21,534,846
Products in transit	19,112,606	7,735,163
Crude oil	11,445,780	11,391,310
Materials and products in stock	5,172,779	4,721,834
Materials in transit	180,711	419,547
Gas and condensate products	84,670	89,360

	Ps. 63,858,930	Ps. 45,892,060

NOTE 9. HELD—FOR—SALE NON-FINANCIAL ASSETS

Pursuant to Round Zero, PEMEX was provisionally assigned titles to certain blocks in escrow. The ownership of the fixed assets located in those blocks is transferred when the blocks are awarded to third parties in subsequent rounds.

As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons addressed in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican Government were affected. The Mexican Government will compensate PEMEX for these investments at fair value pursuant to the terms determined by the Ministry of Energy.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

In 2016, pursuant to Round 1.3, the Ministry of Energy awarded certain contractual areas for the exploration and extraction of oil and solid hydrocarbons to third parties and their respective fixed assets have been transferred from PEMEX to such third parties. During 2016, PEMEX submitted the application for compensation from the Ministry of Energy for the fixed assets located in those areas, receiving resolution in 2017.

All the assets that are part of unassigned areas to PEMEX as part of Round Zero continue to be classified as long-lived assets, subject to all regulations applicable to such assets, provided PEMEX (1) obtains the economic benefits derived from the use thereof and (2) at the same time exercises control over them and assumes the benefits and risks associated with such assets.

Assets that are part of the areas that were not assigned to PEMEX as part of Round Zero, and from which PEMEX does not obtain economic benefits derived from use of such assets, are written down, affecting the results for that year.

As a result, of the Ps. 7,460,674 held-for-sale, the non-financial assets at December 31, 2016, Ps.4,652,314 were reclassified to fixed assets and the remaining Ps. 2,808,360, were transferred to the results of the year.

NOTE 10. AVAILABLE—FOR—SALE—FINANCIAL ASSETS

a.	On January 1, 2016, PEMEX had a total of 20,724,331 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol’s share capital.

On January 15, 2016, PMI HBV received 942,015 new Repsol shares valued at Ps. 188,490 as an in-kind dividend that was declared on December 31, 2015.

On June 13, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 555,547 new Repsol shares as an in-kind dividend on July 18, 2016, valued at Ps. 128,051.

Since the 1,497,562 new Repsol shares were received as an in-kind dividend during 2016, they were not included in the loan agreement obtained by PMI HBV in August 2015 and these shares are presented as short-term available-for-sale financial assets amounting to Ps. 435,556. These shares were sold in January 2017.

On December 14, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 584,786 new Repsol shares as an in-kind dividend in January 23, 2017. This amount was recognized as an account receivable of Ps.165,346 as of December 31, 2016.

As of December 31, 2016, the investment in 20,724,331 shares of Repsol held by PMI HBV was valued at Ps. 6,027,540. These shares are presented under non-current assets. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the consolidated statement of changes in equity (deficit) as a profit of Ps. 207,817 at December 31, 2016.

On January 24, 2017 and January 25, 2017, PMI HBV sold a total of 2,082,348 Repsol shares at an average price of € 14.17 per share, for a total amount of Ps. 684,029. These shares were not included as collateral on the loan agreement.

On June 7, 2017, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 609,539 new Repsol shares as an in-kind dividend on July 13, 2017. This amount was recognized as an account receivable of Ps. 180,729.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

On October 26, 2017, PMI HBV sold 21,333,870 Repsol shares for a total amount of Ps. 7,342,807 pursuant to a share forward transaction with Credit Agricole CIB. This sale, together with the sale on January 24 and 25, 2017, resulted in a total loss of Ps. 3,523,748.

As a result of the above, PEMEX does not have an equity interest in Repsol as of December 31, 2017. The 2016 balance allocated in other comprehensive income for Ps. 5,564,130 was transferred to the results of the year.

b.	As of December 31, 2016, due to the loss of significant influence in TAG Norte Holding, S. de R. L. de C. V. and TAG Pipelines Sur, S. de R. L. de C. V., these companies were valued at fair value and are presented as short-term available-for-sale financial assets in the amount of Ps.2,417,123.

As of December 31, 2017, PEMEX is in the process of selling its shares of TAG Norte Holding, S. de R.L. de C.V. and TAG Pipeline Sur, S. de R.L. de C.V. These shares have been classified as available-for-sale-financial-assets and have been valued at their net realizable value, which as of December 31, 2017 has resulted in a negative value that has been recognized in the profit or loss at the end of the year. As of the date of these consolidated financial statements, PEMEX is in the process of selling these shares. As of December 31, 2017, available-for-sale current non-financial assets amounted Ps. 1,056,918.

NOTE 11. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of December 31, 2017 and 2016, were as follows:

		Percentage of investment	December 31,
			2017	2016
Deer Park Refining Limited		49.99%	Ps.14,405,542	Ps.14,039,384
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(i)	44.09%	—	4,309,050
Sierrita Gas Pipeline LLC		35.00%	1,084,169	1,112,338
Frontera Brownsville, LLC.		50.00%	471,085	478,414
CH4 Energía, S. A.		50.00%	315,713	194,868
Texas Frontera, LLC.		50.00%	239,782	260,828
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		40.00%	64,328	139,523
PMV Minera, S.A. de C.V.		44.09%	45,133	61,779
Ductos el peninsular, S.A.P.I de C. V.		50.00%	18,336	18,626
Other-net		Various	63,276	122,699

			Ps.16,707,364	Ps.20,737,509

i.	On April 20, 2016, an explosion occurred in the “Planta de Clorados 3” (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, resulting in approximately U.S. $ 461,000 in damages. Chorinated Plant 3 incurred the greatest amount of damage, including the loss of certain assets and the closure of the plant for an undefined amount of time. The Chlorine-Soda plants and the ethylene plants did not register any damage. On December 20, 2017, Petroquímica Mexicana de Vinilo permanently closed the plant, and -the full book value was written-off impacting the value of this investment.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Profit (loss) sharing in joint ventures and associates:

	2017	2016	2015
Deer Park Refining Limited	Ps. 920,409	Ps. 1,437,850	Ps. 1,913,835
Ductos y Energéticos del Norte, S.A. de C.V.(i)	360,092	—	—
CH4 Energía S.A. de C.V.	125,132	—	—
Sierrita Gas Pipeline LLC	129,401	105,825	152,445
PMV Minera, S.A. de C.V.	6,253	—	—
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(1,223,640)	(190,468)	(61,952)
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	(75,195)	—	—
Gasoductos de Chihuahua, S. de R. L. de C. V. (ii)	—	638,126	666,779
Compañía Mexicana de Exploraciones, S. A. de C. V.(iii)	—	—	(496,774)
Other, net	117,988	144,512	143,782

Profit sharing in joint ventures and associates, net	Ps. 360,440	Ps. 2,135,845	Ps. 2,318,115

i.	In November 2017, PEMEX sold its 50% interest in Ductos y Energéticos del Norte, S. de R.L. de C. V., to Infraestructura Energética Nova, S.A.B. of C.V. for a total of U.S. $ 3,141,710, yielding a profit of Ps. 3,139,103.
ii.	On September 28, 2016, PEMEX completed the divestiture of its 50% ownership interest in the Gasoductos de Chihuahua S. de R.L. de C.V. joint venture with Infraestructura Energética Nova, S.A.B. de C.V. The stock was sold for Ps. 22,684,736, yielding a profit of Ps. 15,211,039.
iii.	Beginning July 1, 2016 this company was included in the consolidated financial statements of PEMEX. Until June 30, 2016 this Company was accounted for as an investment in an associate under the equity method (see Note 3-a).

The following tables show condensed financial information of major investments recognized under the equity method during 2017 and 2016:

Condensed statements of financial position
	Deer Park Refining Limited		Sierrita Gas Pipeline, LLC
	2017	2016	2017	2016
Total assets	Ps. 41,075,547	Ps. 42,428,275	Ps.3,518,036	Ps.3,244,811

Total liabilities	Ps. 12,261,581	Ps. 14,346,643	Ps. 420,410	Ps. 66,703
Total equity	28,813,966	28,081,632	3,097,626	3,178,108

Total liabilities and equity	Ps.41,075,547	Ps. 42,428,275	Ps.3,518,036	Ps.3,244,811

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Condensed statements of comprehensive income
	Deer Park Refining Limited			Sierrita Gas Pipeline, LLC		Gasoductos de Chihuahua, S. de R. L. de C. V.
	December 31,			December 31,		August 31,	December 31,
	2017	2016	2015	2017	2016	2016	2015
Sales and other income	Ps.16,427,064	Ps.16,750,155	Ps.16,658,705	Ps. 840,414	Ps. 717,351	Ps.3,798,666	Ps.4,617,982
Costs and expenses	14,586,061	13,874,172	12,830,653	470,697	414,994	2,522,415	3,284,424

Net result	Ps. 1,841,003	Ps. 2,875,983	Ps. 3,828,052	Ps. 369,717	Ps. 302,357	Ps.1,276,251	Ps.1,333,558

Additional information about the significant investments in joint ventures and associates is presented below:

•	Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to contribute in equal amounts. Deer Park returns to PMI NASA and Shell products in the same amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

•	Petroquímica Mexicana de Vinilo, S.A. de C.V. On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (Mexicana de Vinilo). The principal activity of Petroquímica Mexicana de Vinilo, S.A. de C.V. is the production and sale of chemicals. Mexicana de Vinilo’s main products are chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem has been responsible for operational and financial decisions for Petroquímica Mexicana de Vinilo. This investment is recorded under the equity method. Due to the damage caused by an accident that occurred in April 2016, Petroquímica Mexicana de Vinilo decided to permanently close the plant.

•	Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•	Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•	Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. As of December 31, 2016, the company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

•	CH4 Energía, S.A. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

•	Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is adminitrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

•	PMV Minera, S.A. de C.V. This company was constituted on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

•	Gasoductos de Chihuahua, S. de R.L. de C.V. On February 6, 1997, Pemex Industrial Transformation (formerly Pemex-Refining) entered into a joint venture with IEnova Gasoductos Holding, S. de R.L de C.V. to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua, S. de R.L. de C.V. Decision-making requires the consent of both partners. The participation of each of the partners was 50% of the share capital. This investment was recorded under the equity method until August 2016, when PEMEX completed the divestiture of this company as described in footnote (ii) to the table above.

•	Compañía Mexicana de Exploraciones S.A. de C.V., (“COMESA”). COMESA was founded on November 12, 1968 to support PEMEX’s exploration programs. The operations of COMESA are focused on designing integral solutions for the energy sector, along the value chain for exploration and production, refining, petrochemicals, geothermal energy and other energy areas all over the energy sector in Mexico, South America and the United States. COMESA’s principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine Seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical Seismic Profile (VSP) 2D and 3D, reservoir characterization and visualization, conceptualization and definition for the exploration process. Until June 30, 2016 this company was accounted under the equity method. As of July 1, 2016 this company is included in the consolidated results.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment
Balances as of January 1, 2016	Ps. 648,412,014	21,680,343	419,979,508	1,066,515,651	66,284,466	260,328,096	52,966,194	15,329,095	211,675,597	43,347,802	—	630,878	2,807,149,644
Acquisitions	20,406,464	1,629,710	1,265,011	8,239,480	2,541,802	9,866,984	545,271	2,063,519	107,682,868	1,487,434	6,800	—	155,735,343
Reclassifications	150,817	—	(1,268,887)	8,649,686	(6,610,184)	—	(561,569)	(325,778)	(282,044)	50,709	2,039	(137,246)	(332,457)
Capitalization	15,943,630	—	11,851,378	40,825,973	1,085,323	17,318,279	2,769	2,918,621	(89,945,973)	—	—	—	—
Impairment	81,135,967	—	31,967,407	198,974,994	—	35,640,491	438,979	8,743	(16,852,238)	—	—	—	331,314,343
Disposals	(7,602,782)	(40,937)	(3,648,989)	(4,382,867)	(558,374)	(449,645)	(2,644,957)	(551,355)	(4,864,062)	(314,327)	(8,839)	(2,126)	(25,069,260)

Balances as of December 31, 2016	758,446,110	23,269,116	460,145,428	1,318,822,917	62,743,033	322,704,205	50,746,687	19,442,845	207,414,148	44,571,618	—	491,506	3,268,797,613
Acquisitions	10,018,030	418,283	7,054,793	14,937,882	802,300	7,811,374	1,183,679	284,445	51,410,469	58,563	—	—	93,979,818
Reclassifications	3,146,955	—	(53,349)	—	98,245	(10,199,213)	(96,899)	(75,674)	(812,943)	(560)	—	4,072,464	(3,920,974)
Capitalization	43,033,864	—	21,357,074	36,564,811	1,265,246	8,677,765	30,879	3,746,395	(114,700,828)	29,248	—	(4,454)	—
Impairment	(48,020,616)	—	2,226,771	(83,236,991)	—	(15,564,190)	—	—	(6,849,534)	—	—	—	(151,444,560)
Disposals	(10,598,983)	(244,283)	(8,862,541)	(19,340,709)	(208,353)	—	(806,694)	(226,375)	(6,724,930)	(112,170)	—	(4,440,865)	(51,565,902)

Balances as of December 31, 2017	Ps. 756,025,360	23,443,116	481,868,176	1,267,747,910	64,700,471	313,429,941	51,057,652	23,171,636	129,736,382	44,546,699	—	118,651	3,155,845,995

Accumulated depreciation and amortization
Balances as of January 1, 2016	Ps.(321,283,906)	(578,015)	(139,331,407)	(780,443,639)	(37,712,087)	(140,908,960)	(36,513,479)	(5,894,520)	—	—	—	—	(1,462,666,013)
Depreciation and amortization	(44,549,443)	(2,364,560)	(15,153,879)	(70,090,038)	(1,796,383)	(12,252,810)	(3,205,089)	(1,027,289)	—	—	—	—	(150,439,491)
Reclassifications	(10,521)	—	(166,632)	(3,077)	(108,718)	—	166,914	454,492	—	—	—	—	332,458
Disposals	5,826,891	—	2,286,691	—	492,557	—	2,560,988	550,554	—	—	—	—	11,717,681

Balances as of December 31, 2016	(360,016,979)	(2,942,575)	(152,365,227)	(850,536,754)	(39,124,631)	(153,161,770)	(36,990,666)	(5,916,763)	—	—	—	—	(1,601,055,365)
Depreciation and amortization	(45,709,123)	(2,198,867)	(15,095,115)	(74,673,473)	(1,906,164)	(13,192,369)	(2,890,563)	(1,038,839)	—	—	—	—	(156,704,513)
Reclassifications	2,799,244	—	(72,841)	—	(69,236)	1,146,904	102,375	14,532	—	—	—	—	3,920,978
Disposals	8,902,711	127,458	7,573,769	16,810,591	59,022	—	805,916	222,764	—	—	—	—	34,502,231

Balances as of December 31, 2017	Ps.(394,024,147)	(5,013,984)	(159,959,414)	(908,399,636)	(41,041,009)	(165,207,235)	(38,972,938)	(6,718,306)	—	—	—	—	(1,719,336,669)

Wells, pipelines, properties, plant and equipment—net as of December 31, 2016	Ps. 398,429,131	20,326,541	307,780,201	468,286,163	23,618,402	169,542,435	13,756,021	13,526,082	207,414,148	44,571,618	—	491,506	1,667,742,248

Wells, pipelines, properties, plant and equipment—net as of December 31, 2017	Ps. 362,001,214	18,429,132	321,908,762	359,348,274	23,659,462	148,222,706	12,084,714	16,453,330	129,736,382	44,546,699	—	118,651	1,436,509,326

Depreciation rates	3 to 5%	5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—	—	—
Estimated useful lives	20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—	—	—

a.	As of December 31, 2017, 2016 and 2015, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 3,060,963, Ps. 3,667,752 and Ps. 5,258,854, respectively.

b.	The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2017, 2016 and 2015, recognized in operating costs and expenses, was Ps.156,704,513, Ps. 150,439,491 and Ps. 167,951,250, respectively, which includes costs related to plugging and abandonment of wells for the years ended December 31, 2017, 2016 and 2015 of Ps. 850,015, Ps. 1,698,312, and Ps. 1,401,870, respectively.

c.	As of December 31, 2017 and 2016, provisions relating to future plugging of wells costs amounted to Ps. 68,797,600 and Ps. 64,967,710, respectively, and are presented in the “Provisions for plugging of wells” (see Note 18).

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

d.	As of December 31, 2017 and 2016, acquisitions of property, plant and equipment include transfers from wells unassigned to a reserve for Ps. 16,440,645 and Ps. 16,393,773, respectively (see Note 13) and Ps. 4,652,314 from available-for-sale non-financial assets as of December 31, 2017 (see Note 9).

e.	As of December 31, 2017 and 2016, PEMEX recognized a net impairment of Ps. 151,444,560 and a net reversal of impairment of Ps. 331,314,343, respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

i.	As of December 31, 2017, the net impairment was as follows:

	Impairment		Reversal of impairment		Net Impairment
Pemex Exploration and Production	Ps.	(129,350,315)	Ps.	—	Ps.	(129,350,315)
Pemex Industrial Transformation		(19,751,882)		3,799,790		(15,952,092)
AGRO		(4,206,653)		—		(4,206,653)
Pemex Fertilizers		(1,935,500)		—		(1,935,500)

Total	Ps.	(155,244,350)	Ps.	3,799,790	Ps.	(151,444,560)

Cash Generating Unit of Pemex Exploration and Production

Pemex Exploration and Production recognized an impairment in the amount of Ps. 129,350,315 as of December 31, 2017, arising from: (i) the deferral of the development investments in the first 5 years of the economic horizon in the proved reserves, which caused a decrease in production and consequently in income, as well as the re-categorization of part of the proved reserves as probable reserve, as a consequence of budget adjustments in the strategic investments in the Cantarell, Aceite terciario del Golfo, Crudo Ligero Marino, Antonio J. Bermúdez and Tzimin Xux projects, (ii) insufficient cash flows to make up for costs recovery at the Burgos and Lakach projects as a resulting from the appreciation of the Mexican peso against the U.S. dollar by 4.3%, from a peso—U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso—U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the date of report; (iii) a 0.3% increase in the discount rate; (iv) a 7.2% decrease in crude oil forward prices from 60.24 usd/bl in 2016 to 55.89 usd/bl in 2017 and (v) the natural decline in production in the Macuspana project.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

To determine the value in use of long-lived assets associated with hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	55.89 U.S. dollars/bl
Average gas price	4.92 U.S. dollars /mpc
Average condensates price	38.33 U.S. dollars /bl
Discount rate	14.40% annually

The total forecast production, calculated with a horizon of 25 years is 7,091 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of December 31, 2017, Pemex Industrial Transformation recognized a net impairment of Ps. (15,952,092).

The impairment was in the following cash generating units:

Minatitlán Refinery	Ps.	(5,691,005)
Madero Refinery		(8,480,880)
Salina Cruz Refinery		(5,579,997)

Total impairment of assets		(19,751,882)
Cangrejera Petrochemical Center		3,565,355
Independencia Petrochemical Center		112,292
Arenque gas processor complex		57,039
Matapionche gas processor complex		65,104

Reversal of impairment		3,799,790

Net impairment	Ps.	(15,952,092)

The impairment was mainly due to (i) an increase in capitalizable maintenance expenses in refining; (ii) the appreciation of the Mexican peso against the U.S. dollar, from a peso—U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso—U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017; partially offset by (i) an increase in the transportation fees; (ii) an increase in the processing of wet gas due to higher imports of this product and redistribution by Pemex Exploration and Production; (iii) an increase in prices arising from the price liberalization in 2017; and (iv) a decrease in the discount rate of cash generating units of refined products, gas and petrochemicals of 4.4%, 4.5%, and 5.6%, respectively.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Pemex Industrial Transformation

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and various statistical models that consider historical information of processes and the capacity of the various processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	Refining	Gas	Petrochemicals
Average crude oil Price	51.30 U.S. dollars	N.A.	N.A.
Processed volume	767 mbd	3,085 mmpcd or sour gas	Variable because the load inputs are diverse
Rate of U.S. dollar	Ps.19.7867 mxp/usd	Ps.19.7867 mxp/usd	Ps.19.7867 mxp/usd
Useful lives of the cash generating units	Average of 16 years	Average of 9 years	Average of 6 years
Discount rate	11.53% annually	10.24% annually	9.71% annually
Period	2018-2034	2018-2029	2016-2024

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of December 31, 2017, the value in use for the impairment or reversal of impairment of fixed assets was as follows:

Minatitlán Refinery	Ps. 32,531,925
Madero Refinery	11,420,952
Salina Cruz Refinery	12,051,597
Cangrejera Petrochemical Center	17,544,825
Independencia Petrochemical Center	3,146,413
Arenque gas processor complex	1,283,201
Matapionche gas processor complex	1,074,729

Total value in use	Ps. 79,053,642

Pro-Agroindustria, S.A. de C.V.

Pro-Agroindustria, S.A. de C.V. recognized an impairment for Ps. (4,206,653) related to its nitric acid, amonium nitrate and UAN 32 acquired plants, the rehabilitation of which has not yet commenced. The company will not be able to develop an alternate plan for the rehabilitation of these plants in the following five years due to its financing commitments.

Cash Generating Units of Pemex Fertilizers

Cash generating units are plants used in the ammonia process.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Pemex Fertilizers recognized an impairment of Ps. (1,935,500) for the year ended December 31, 2017 resulting from (i) a decrease in the production capacity in fertilizers plants due to a shortage of raw material; (ii) an increase in raw material prices; and (iii) a decrease in ammonia sale prices.

The recoverable amount of assets is based on each asset’s value in use. To determine cash flows, volumes to be produced and sales to be carried out were taken into consideration. The value in use for the impairment of fixed assets was Ps. 2,744,600. The discount rate used was 9.71%.

ii.	As of December 31, 2016, the net reversal of impairment was as follows:

	Impairment	Reversal of impairment	Reversal of impairment
Pemex Exploration and Production	Ps. (16,872,238)	Ps. 288,581,670	Ps. 271,709,432
Pemex Industrial Transformation	(2,768,267)	55,267,148	52,498,881
Pemex Logistics	—	5,829,520	5,829,520
Pemex Ethylene	—	1,276,510	1,276,510

Total	Ps. (19,640,505)	Ps. 350,954,848	Ps. 331,314,343

Cash Generating Unit of Pemex Exploration and Production

Pemex Exploration and Production recognized a net reversal of impairment in the amount of Ps. 271,709,432 as of December 31, 2016, arising from (1) a reversal of Ps. 288,581,670 mainly due to the reallocation of resources towards oil fields with highest profitability and net cash flows arising from relatively greater efficiency in oil extraction and lower production costs, which fields are located primarily in the Aceite Terciario del Golfo, Crudo Ligero Marino, Burgos, Cantarell and Antonio J. Bermudez crude oil projects, (ii) the appreciation of the U.S. dollar against the Mexican peso by 20.1%, from a peso—U.S. dollar exchange rate of Ps. 17.2065 to U.S. $1.00 as of December 31, 2015 to a peso—U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the end of the period, (iii) the change in the period used to estimate long-term prices of proved reserves and the recoverable amount of fixed assets from 20 years to 25 years in accordance with the amendment to the Lineamientos que regulan el procedimiento de cuantificación y certificación de reservas de la nación y el informe de los recursos contingentes relacionados (Guidelines regulating the quantification and certification procedures of the nation’s reserves and the related contingent resources report), (iv) the authorization, with respect to the assignments that are to be safeguarded for two years, to consider such assignments for an undetermined time until they are bidded and assigned to a contract and (v) the decrease in the discount rate; (2) an impairment of fixed assets of Ps. (16,872,238), mainly due to the fact that cash flows were not sufficient to cover the recovery value of the Lakach project as a result of the increase in investments in this strategic gas project.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

Cash Generating Unit of Pemex Industrial Transformation

As of December 31, 2016, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 52,498,881.

The net reversal of impairment was in the following cash generating units:

Minatitlán Refinery	Ps. 33,165,095
Madero Refinery	21,833,892
Arenque gas processor complex	268,161

Reversal of impairment	55,267,148
Cangrejera Petrochemical Center	(2,590,870)
Independencia Petrochemical Center	(112,292)
Matapionche gas processor complex	(65,105)

Total impairment of assets	(2,768,267)

Net reversal of impairment	Ps. 52,498,881

As of December 31, 2016, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 52,498,881 mainly due to (1) a reversal of impairment of Ps. 55,267,148 corresponding to the Madero and Minatitlán refineries due to higher prices than were forecasted in 2015 during the market decline, a decrease in the discount rate in the National Refinery System from 13.72% to 12.06%, and the appreciation of the U.S. dollar against the Mexican peso by 20.1%, from a peso—U.S. dollar exchange rate of Ps. 17.2065 to U.S. $1.00 as of December 31, 2015 to a peso—U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016; (2) a reversal of impairment of the cash generating units of the Arenque gas processor complex of Ps. 268,161 due to an increase in the prices, the appreciation of the U.S. dollar against the Mexican peso and, improved efficiency in operating expenses and (3) impairment of three additional cash generating units, including Ps. (65,105) in the Matapionche gas processor complex, Ps. (2,590,870) in the Cangrejera Petrochemical Center and Ps. (112,292) for the Independencia Petrochemical Center, due to a decrease in the methanol price produced in these petrochemical centers.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

Cash flows determination is made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and various statistical models that consider historical information of processes and the capacity of the various processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	Refining	Gas	Petrochemicals
Average crude oil price	52.30 U.S. dollars	N.A.	N.A.
Processed volume	1,100 mbd	3,085 mmpcd or sour gas	Variable because the load inputs are diverse
Rate of U.S. dollar	Ps.20.6640 mxp/usd	Ps.20.6640 mxp/usd	Ps.20.6640 mxp/usd
Useful lives of the cash generating units	Average of 14 years	Average of 10 years	Average of 4 years
Discount rate	12.06% annually	10.72% annually	10.29% annually
Period	2018-2034	2018-2029	2016-2024

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of December 31, 2017, the value in use for the impairment or reversal of impairment of fixed assets was as follows:

Minatitlán Refinery	Ps. 43,856,284
Madero Refinery	33,961,120
Salina Cruz Refinery	36,057,410
Cangrejera Petrochemical Center	2,441,686
Independencia Petrochemical Center	1,706,687
Arenque gas processor complex	473,499
Matapionche gas processor complex	572,909

Total value in use	Ps. 119,069,595

Cash generating unit of logistics

The cash generating units of PEMEX’s logistics segments are pipelines, tankers, storage terminals and transportation equipment used for service, transport and storage of oil, oil products and petrochemicals.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Pemex Logistics calculates the recoverable amount of assets based on the value in use. The value in use for each asset is calculated based on cash flows, taking into consideration services income. As of December 31, 2016, the value in use amounted to Ps. 139,436,715. Until December 31, 2016, the projection of cash flows was calculated based on a period of 5 years. During 2016 the discount rate used was 12.63%.

As of December 31, 2016, reversal of impairment amounted Ps. 5,829,520, mainly due to improvements in operating costs.

Cash generating unit of ethylene

Pemex Ethylene calculates the recoverable amount of assets based on the value in use. The value in use for each asset is calculated based on cash flows, taking into consideration services income. As of December 31, 2016 reversal of impairment amounted to Ps.1,276,510. During 2016 the discount rate used was 10.29%.

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

As of December 31, 2017 and 2016, assets acquired through these capital leases were as follows:

	2017		2016
Investment in tankers and drilling equipment	Ps.	11,142,197	Ps.	11,142,197
Less accumulated depreciation		(1,696,089)		(1,274,314)

	Ps.	9,446,108	Ps.	9,867,883

The liabilities relating to the assets listed above are payable in the years following December 31, 2017 as presented below:

Year	Pesos	U.S. dollars
2018	Ps. 1,867,411		94,377
2019	1,192,496		60,268
2020	1,192,496		60,268
2021	1,192,496		60,268
2022	1,192,496		60,268
2023 and thereafter	2,158,559		109,091

	8,795,954		444,540
Less: short-term unaccrued interest	331,412		16,749
Less: long-term unaccrued interest	843,480		42,630

Total capital leases	7,621,062		385,161
Less: current portion of leases (excluding interest)	1,543,881		78,026

Total long-term capital leases	Ps. 6,077,181	U.S. $	307,135

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The interest expense from capital leases for the years ended December 31, 2017, 2016 and 2015 was Ps. 418,883, Ps. 500,654 and Ps. 450,760, respectively.

The discount rates applied to the calculation of capital leases were as follows:

i.	7.96 % rate in nominal terms (1.11% in real terms) as of December 31, 2017.

ii.	7.96 % rate in nominal terms (4.45% in real terms) as of December 31, 2016.

iii.	7.96 % rate in nominal terms (5.71% in real terms) as of December 31, 2015.

g.	Certain infrastructure assets used for oil and gas activities are guarantees for the U.S. $1,100,000 and U.S. $600,000 sale and lease back agreements dated as of June 17, 2016 and July 8, 2016 (see Note 15).

h.	PEMEX can conduct exploration and extraction activities through Exploration and Extraction Contracts (EEC). The EECs are awarded individually, through associations or joint ventures based on guidelines approved by the NHC and are classified into:

a.	Production-sharing contracts;

b.	Profit-sharing contracts;

c.	License agreements; and

d.	Service contracts.

Certain of the EECs are operated though joint arrangements, for which PEMEX recognizes in its financial statements, both the rights to the assets and the obligations for the liabilities, as well as profits and losses relating to the arrangements.

EECs as of December 31, 2017 are:

a.	Production-sharing contracts

i.	Hydrocarbon Extraction Contract (Shallow Water), Ek-Balam contractual area.

The object of the contract is the execution of oil activities, under shared production contracts, between, Mexico through the Mexican Government via the NHC and Pemex Exploration and Production, as a contractor, for the contractual area and all the costs, risks, terms and conditions involved in the contract and in accordance with the applicable regulations and best practices of the Industry receiving, in exchange, benefits in favor of the contractor.

Pemex Exploration and Production got the 100% of this contractual area.

ii.	Exploration and Extraction Contract related to Area 2 Tampico Misantla, with the association formed by Pemex Exploration and Production and DEA.

The object of the contract is the realization of oil activities, under shared production contracts, by the contractor for the contractual area and all the costs, risks, terms and conditions involved in the contract and in accordance with the applicable regulations and best practices of the Industry receiving, in exchange, benefits in favor of the contractor.

Pemex Exploration and Production owns 70% of this contractual area, while DEA has the 30% of this contractual area, respectively. The condition of operator will be in charge of Pemex Exploration and Production.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

This contract requires a total investment of U.S. $ 45,230 million, of which U.S. $ 36,520 million correspond to exploratory activities to be carried out in the period of 2017-2021.

iii.	Exploration and Extraction Contract, related to Area 8 Cuencas del Sureste, pursuant to consortium formed by Pemex Exploration and Production and EPC Hidrocarburos México, S. A. de C. V. company (EPC).

Pemex Exploration and Production was designated by all the participating companies and with the approval of the NHC as the operator of this contract and all operational aspects of the petroleum activities will be carried out only by the operator on behalf of all participating companies.

Pemex Exploration and Production and EPC each have a 50% interest in this contractual area.

b.	License contracts

i.	A licensing contract with BHP Billiton Petróleo Operaciones de México, S. de R.L. (BHP Billiton) for the Trión block, under which BHP Billiton has the right to explore and extract hydrocarbons owned by Mexico in the contractual area and bears the costs and risks associated with such exploration and extraction activities.

BHP Billiton owns 60% of the contractual area, while Pemex Exploration and Production owns 40%.

ii.	Hydrocarbons Exploration and Extraction Contract for the contractual area 3 “Plegado Perdido”, in deep waters, formed by Inpex, Chevron and Pemex Exploration and Production.

A licensing contract that permits the exploration and extraction of hydrocarbons owned by Mexico in the contractual area. Chevron was appointed by the participating companies, with the approval of the NHC, as the operator of this contract on behalf of each of the participating companies.

Chevron, Pemex Exploration and Production and Inpex have a 33.3334%, 33.3333% and 33.3333% interest in this project, respectively.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

See below for a condensed statement of comprehensive income and condensed statement of financial position, summarizing the projects listed above:

	Profit-sharing						License
As of /For the year ended December 31, 2017	EK / Balam		Block 2		Block 8		Trion		Block 3		Total
Sales:
Net sales	Ps.	7,009,464	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	7,009,464
Cost of sales		5,447,955		5,953		4,845		—		511		5,459,264

Gross income (loss)		1,561,509		(5,953)		(4,845)		—		(511)		1,550,200
Other income (loss), net		4,852		—		—		—		—		4,852
Administrative expenses		34,338		—		—		—		—		34,338

Operating income (loss)		1,532,023		(5,953)		(4,845)		—		(511)		1,520,714
Taxes, duties and other		158,347		—		—		—		—		158,347

Net income (loss)	Ps.	1,373,676	Ps.	(5,953)	Ps.	(4,845)	Ps.	—	Ps.	(511)	Ps.	1,362,367

Cash and cash equivalents	Ps.	—	Ps.	20	Ps.	25	Ps.	—	Ps.	—	Ps.	45
Accounts receivable		—		1,013		1,804		—		327		3,144

Total current assets		—		1,033		1,829		—		327		3,189

Wells, pipelines, properties, plant and equipment, net		14,869,906		—		—		4,498,234		1,107,311		20,475,451

Total assets		14,869,906		1,033		1,829		4,498,234		1,107,638		20,478,640

Suppliers		796,300		—		—		—		—		796,300
Taxes and duties payable		973		—		—		—		—		973
Other current liabilities		4,391		1,809		2,369		—		—		8,569

Total current liabilities		801,664		1,809		2,369		—		—		805,842

Total liabilities	Ps.	801,664	Ps.	1,809	Ps.	2,369	Ps.	—	Ps.	—	Ps.	805,842

Equity (deficit), net	Ps.	14,068,242	Ps.	(776)	Ps.	(540)	Ps.	4,498,234	Ps.	1,107,638	Ps.	19,672,798

NOTE 13. INTANGIBLE ASSETS

At December 31, 2017 and 2016, intangible assets are wells unassigned to a reserve, which amounted Ps. 9,088,563 and Ps. 8,639,242, respectively as follows:

	2017		2016
Wells unassigned to a reserve:
Balance at the beginning of period	Ps.	8,639,242	Ps.	14,304,961
Additions to construction in progress		20,553,952		20,526,300
Transfers against expenses		(3,663,986)		(9,798,246)
Transfers against fixed assets		(16,440,645)		(16,393,773)

Balance at the end of period	Ps.	9,088,563	Ps.	8,639,242

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

In addition, as of December 31, 2017 and 2016, PEMEX recognized expenses related to unsuccessful wells of Ps. 2,500,638 and Ps. 19,307,838, respectively, directly in its statement of comprehensive income.

NOTE 14. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

a.	Long-term notes receivable

As of December 31, 2017 and 2016, the balance of long-term notes receivable was as follows:

	2017		2016
Promissory notes issued by the Mexican Government	Ps	. 147,274,076	Ps	.140,578,871
Other long-term notes receivable(1)		1,218,833		8,028,731

Total long-term notes receivable	Ps	. 148,492,909	Ps	.148,607,602

(1)	For 2016, primarily CENAGAS.

Promissory notes issued by the Mexican Government

	2017		2016
Total promissory notes	Ps	.149,796,282	Ps	.142,124,620
Less: current portion of notes receivable(1)		2,522,206		1,545,749

Long-term promissory notes	Ps	.147,274,076	Ps	.140,578,871

(1)	The current portion of the promissory notes and the total yield payments are allocated under sundry debtors in accounts receivable, net (see Note 7).

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

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a value of Ps. 184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016, Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Mexican Government or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184, 230,586 of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes (see Note 21).

As of December 31, 2017 and 2016, these promissory notes amounted to Ps. 147,274,076 and Ps. 140,578,871, respectively. PEMEX intends is to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2018 to 2042 and annual rates ranging from 4.65% to 7.03% with annual maturity dates in 2017 and ranging from 2017 to 2042 and annual rates ranging from 4.35% to 7.04% in 2016, as follows:

As of December 31, 2017
Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount
1	2018	4.65%	Ps.	2,522,206
1	2019	5.14%		3,580,302
1	2020	5.39%		4,421,320
1	2021	5.57%		5,238,081
1	2022	5.74%		5,804,485
5	2023 to 2027	5.87% to 6.32%		34,196,434
5	2028 to 2032	6.47% to 6.81%		35,338,617
5	2033 to 2037	6.85% to 7.03%		32,789,697
5	2038 to 2042	7.02% to 6.94%		25,905,140

	Total promissory notes			149,796,282
	Less: current portion		Ps.	2,522,206

	Long-term notes receivable		Ps.	147,274,076

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of December 31, 2016
Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount
1	2017	4.35%	Ps.	1,545,749
1	2018	4.65%		2,408,634
1	2019	5.14%		3,402,849
1	2020	5.39%		4,192,132
1	2021	5.57%		4,957,840
5	2022 to 2026	4.74% a 6.11%		30,986,252
5	2027 to 2031	6.32% a 6.77%		33,280,216
5	2032 to 2036	6.81% a 7.00%		31,370,504
6	2037 to 2042	6.94% a 7.04%		29,980,444

	Total promissory notes		Ps.	142,124,620
	Less: current portion			1,545,749

	Long-term notes receivable		Ps.	140,578,871

During 2017 and 2016, PEMEX received Ps. 9,233,950 and Ps. 3,597,654, respectively, in accrued yields from these promissory notes, which was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are pre-determined and fixed all throughout their lifespans and up to their maturities. Accordingly, fixed rates may not reflect market interest rate conditions as of the due date of each promissory note. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos.

As of December 31, 2017, the remaining Ps. 22,217,300 corresponding to Ps. 47,000,000 of the Mexican Government contribution was transferred to the Fondo Laboral PEMEX (Pemex Labour Trust or “FOLAPE”), for the period from January 2017 to June 2017 in accordance with the authorized expenditure budget framework for the fiscal year 2017.

In addition, the promissory note maturing in 2017 was contributed to the FOLAPE in June 2017 in the amount of Ps. 1,562,288.

b.	Other assets

At December 31, 2017 and 2016, the balance of other assets was as follows:

	2017		2016
Payments in advance	Ps.	4,683,117	Ps.	2,558,767
License		2,162,151		1,813,605
Rights-of-way		1,967,304		1,940,157
Other		2,672,605		3,200,116

Total other assets	Ps.	11,485,177	Ps.	9,512,645

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

NOTE 15. DEBT

The Federal Income Law applicable to PEMEX as of January 1, 2017, published in the Official Gazette of the Federation on November 17, 2016, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 28,000,000 and an external net debt up to U.S. $7,100,000. PEMEX can incur additional internal or external debt, as long as the total amount of net debt (Ps. 150,000,000 equivalent to U.S. $8,055,900) does not exceed the ceiling established by the Federal Income Law.

On July 8, 2016, the Board of Directors of Petróleos Mexicanos approved policies and general requirements for obligations that constitute public debt of Petróleos Mexicanos and Subsidiary Entities, in accordance with Article 106 section I of the Petroleos Mexicanos Law.

Subsequently, the Board of Directors of PEMEX, approved the debt program for fiscal year 2017 in accordance with Article 13 section XXVI of the Petróleos Mexicanos Law.

During the period from January 1 to December 31, 2017, PEMEX participated in the following financing activities:

a.	On February 14, 2017, Petróleos Mexicanos issued € 4,250,000 of debt securities under its Medium-Term Notes Program, Series C in three tranches: (i) € 1,750,000 of its 2.50% Notes due August 2021;(ii) € 1,250,000 of its 3.75% Notes due February 2024; and (iii) € 1,250,000 of its 4.875% Notes due February 2028.

b.	On April 6, 2017, Petróleos Mexicanos executed a U.S. $132,000, non-revolving bilateral credit line from Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, due on April 6, 2024, which bears a fixed interest rate of 5.25%.

c.	On May 15, 2017, Petróleos Mexicanos entered into a simple credit line in the amount of U.S. $400,000 at a floating interest rate linked to LIBOR plus 165 basis points, due May 2020 and was used in two tranches of U.S. $200,000 (on May 24, 2017 and July 14, 2017, respectively).

d.	On June 16, 2017, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $72,000,000 to U.S. $92,000,000.

e.	On July 17, 2017, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,950,000 and matures in 2020.

f.	On July 18, 2017, Petróleos Mexicanos issued under its U.S.$92,000,000 Medium-Term Notes Program, Series C: (i) U.S. $2,500,000 of its 6.500% Notes due 2027; and (ii) U.S. $2,500,000 of its 6.75% Bonds due 2047.

g.	On July 21, 2017, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $922,485 aggregate principal amount of its outstanding 5.750% Notes due 2018, U.S. $644,374 aggregate principal amount of its outstanding 3.500% Notes due 2018 and U.S. $172,591 aggregate principal amount of its outstanding 3.125% Notes due 2019.

h.	On November 16, 2017, Petróleos Mexicanos issued £ 450,000 at a rate interest of its 3.750% Notes due 2025 under its U.S.$92,000,000 Medium-Term Notes Program, Series C.

i.	On December 15, 2017, AGRO refinanced a credit line for U.S. $390,000, prepaying U.S. $140,000 and entering into a new credit line for the outstanding U.S. $250,000, which bears interest at a floating rate linked to LIBOR plus 250 basis points on a quarterly basis and matures on June 29, 2018.

j.	On December 18, 2017, Petróleos Mexicanos entered into a bilateral credit line facility in the amount of U.S. $200,000, which bears interest at a floating rate linked to LIBOR plus 165 basis points and matures on December 18, 2020.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

k.	On December 21, 2017, Petróleos Mexicanos borrowed U.S. $300,000 from a bilateral credit line which bears interest at a floating rate linked to LIBOR plus 175 basis points, which matures on December 21, 2022.

All the financing activities were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

From January 1 to December 31, 2017, PMI HBV obtained U.S. $15,141,500 in financing from its revolving credit line and repaid U.S. $14,914,000. As of December 31, 2017, the outstanding amount under this revolving credit line was U.S. $227,500.

As of December 31, 2017, Petróleos Mexicanos had U.S. $6,700,000 and Ps. 23,500,000 in available credit lines in order to ensure liquidity. The available amounts are U.S. $5,400,000 and Ps. 23,500,000, respectively.

The Federal Income Law that was applicable to PEMEX as of January 1, 2016, published in the Official Gazette of the Federation on November 18, 2015, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 110,500,000 and an external net debt up to U.S. $8,500,000. PEMEX was entitled to incur additional internal or external debt, as long as the total amount of net debt (Ps.240,550,000 equivalent to U.S. $15,722,000) did not exceed the ceiling established by the Federal Income Law.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

f.	On March 17, 2016, Petróleos Mexicanos borrowed Ps. 3,300,000 from a credit line at a floating rate linked to TIIE and matured on March 2017.

g.	On March 23, 2016, Petróleos Mexicanos issued Ps. 5,000,000 of Certificados Bursátiles due to October 2019 at a floating rate linked to TIIE. As of December 31, 2016, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

h.	On March 28, 2016, Petróleos Mexicanos borrowed Ps. 9,700,000 from a credit line at a floating rate linked to TIIE, and matured on March 2017.

i.	On April 19, 2016, Petróleos Mexicanos borrowed €500,000 from a credit line at fixed rate of 5.11%, which matures on March 2023.

j.	On May 31, 2016, Petróleos Mexicanos obtained a U.S. $300,000 bilateral credit line from Export Development Canada (EDC), due on May 2021, which bears interest at a floating rate linked to LIBOR.

k.	On June 14, 2016, Petróleos Mexicanos issued CHF 375,000 of debt securities under its Medium-Term Notes Program, Series C, in two tranches: (1) CHF 225,000 of its 1.50% Notes due to June 2018 and (2) CHF 150,000 of its 2.35% Notes due to December 2021. The Notes are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

l.	On June 17, 2016, Pemex Exploration and Production obtained approximately U.S. $1,100,000 in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities (see Note 12-g). As part of this transaction, Pemex Exploration and Production entered into a 15-year financial lease agreement, which will last for the greater part of the economic life of the asset, at a fixed rate of 8.38%, pursuant to which Pemex Exploration and Production will retain the operation of these assets and the title and ownership of such assets will revert to Pemex Exploration and Production at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

m.	On July 8, 2016, Pemex Industrial Transformation obtained approximately U.S. $600,000 in connection with the sale and leaseback of a plant located in the Madero Refinery. As part of this transaction, Pemex Industrial Transformation entered into a 20-year financial lease agreement pursuant to which Pemex Industrial Transformation will retain the operation of the plant and title and ownership will revert to Pemex Industrial Transformation at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that Pemex Industrial Transformation retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

n.	On July 26, 2016, Petróleos Mexicanos issued ¥80,000,000 Bonds at 0.54% due July 2026. The Bonds are guaranteed by the Japan Bank for International Cooperation.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

As of December 31, 2017 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of December 31, 2017, long-term debt was as follows:

			Pesos	Foreign currency
	Rate of interest(1)	Maturity	(thousands)	(thousands)
U.S. dollars
Bonds	Fixed from 1.7% to 9.5% and LIBOR plus 0.35% to 3.65%	Various to 2047	Ps. 1,138,845,231	US$	57,556,097
Purchasing loans	LIBOR plus 0.85%	Various to 2018	25,722,710		1,300,000
Project financing	Fixed from 2.35% to 3.81% and LIBOR plus 0.24% to 1.75%	Various to 2025	64,974,389		3,283,741
Direct loans	Fixed from 5.25% to 5.44% and LIBOR plus 1.65%	Various to 2020	43,141,231		2,180,315
Syndicated loans	LIBOR plus 0.85%	Various to 2020	39,347,774		1,988,597
Bank loans	Fixed from 3.5% to 5.28%	Various to 2023	3,451,629		174,442
Financial leases	Fixed from 0.38% to 1.99%	Various to 2025	7,621,062		385,161
Lease-back (See Financing activities for 2016 l) and m))(4)	Fixed from 0.45% to 0.7%	Various to 2036	32,677,268		1,651,476

Total financing in U.S. dollars			1,355,781,294	US$	68,519,829

Euros
Bonds	Fixed from 1.875% to 5.5%	Various to 2030	287,386,195		€12,097,975
Project financing	Fixed from 2.1% to 5.11%	Various to 2023	11,879,379		500,081

Total financing in Euros			299,265,574		€12,598,056

Japanese yen:
Bonds	Fixed from 0.54% to 3.5% and LIBOR yen plus 0.75%	Various to 2026	30,541,407		¥173,827,018

Pesos
Certificados bursátiles	Mexican Government Treasury Certificates (“Cetes”) , TIIE(1) less 0.06% to 1.35%, and fixed at 7.19% to 9.1%	Various to 2026	Ps. 149,564,918
Direct loans	Fixed at 6.55% and TIIE plus 0.85% to 1.25%	Various to 2025	28,597,423
Syndicated loans	TIIE plus 0.95	Various to 2025	33,646,107

Total financing in pesos			Ps. 211,808,448
Unidades de Inversión Certificados bursátiles
Certificados bursátiles	Zero rate and Fixed at 3.02% to 5.23%	Various to 2035	57,197,211

Other currencies:
Bonds	Fixed from 1.5% to 8.25%	Various to 2025	47,148,936

Total principal in pesos(2)			2,001,742,870
Plus: accrued interest			32,078,624
Notes payable to contractors(3)			4,053,577

Total principal and interest			2,037,875,071
Less: short-term maturities			122,957,558
Current portion of notes payable to contractors(3)			2,173,285
Accrued interest			32,078,624

Total short-term debt and current portion of long-term debt			157,209,467

Long-term debt (Note 16(c))			Ps. 1,880,665,604

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of December 31, 2016, long-term debt was as follows:

	Rate of interest(1)	Maturity	Pesos (thousands)		Foreign currency (thousands)
U.S. dollars
Bonds	Fixed from 3.125% to 9.5% and LIBOR plus 0.35% to 2.02%	Various to 2046		Ps. 1,131,389,914	U.S. $	54,751,738
Purchasing loans	LIBOR plus 0.8% to 0.85%	Various to 2016		2,479,680		120,000
Project financing	Fixed from 2.35% to 5.45% and LIBOR plus 0.01% to 1.71%	Various to 2021		84,711,684		4,099,481
Direct loans	Fixed at 5.44% and LIBOR plus 1.0%	Various to 2018		33,100,587		1,601,848
Syndicated loans	LIBOR plus 0.85%	Various to 2020		41,056,571		1,986,865
Bank loans	Fixed from 3.5% to 5.28%	Various to 2023		4,339,826		210,019
Financial leases	Fixed from 0.38% to 1.99%	Various to 2025		9,559,060		462,595
Lease-back (See Financing activities for 2016 l) and m))(4)	Fixed from 0.45% to 0.7%	Various to 2036		35,513,114		1,718,598

Total financing in U.S. dollars				1,342,150,436	U.S. $	64,951,144

Euros
Bonds	Fixed from 3.125% to 6.375%	Various to 2030		196,317,016		€9,058,388
Project financing	Fixed at 2%	Various to 2016		10,836,200		500,000

Total financing in Euros				207,153,216		€9,558,388

Japanese yen:
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023		30,800,746		¥173,809,300
Project financing	Fixed at 1.56% and Prime Rate yen plus 2.56%	Various to 2017		517,286		2,919,056

Total financing in yen				31,318,032		¥176,728,356

Pesos
Certificados bursátiles	Mexican Government Treasury Certificates (“Cetes”) , TIIE(1) less 0.06% to 0.35%, and fixed at 7.19% to 9.15%	Various to 2026	Ps.	173,151,985
Direct loans	Fixed at 6.55% and TIIE plus 0.55% to 1.25%	Various to 2025		45,563,848
Syndicated loans	TIIE plus 0.95	Various to 2025		38,538,961
Revolved loans	TIIE plus 0.55	To 2016		20,000,000

Total financing in pesos			Ps.	277,254,794
Unidades de Inversión Certificados bursátiles

Certificados bursátiles	Zero rate and Fixed at 3.02% to 5.23%	Various to 2035		53,703,421

Other currencies:
Bonds	Fixed from 2.5% to 8.25%	Various to 2022		36,786,665

Total principal in pesos(2)				1,948,366,564
Plus: accrued interest				27,815,467
Notes payable to contractors(3)				6,988,699

Total principal and interest				1,983,170,730
Less: short-term maturities				144,169,619
Current portion of notes payable to contractors(3)				4,181,102
Accrued interest				27,815,467

Total short-term debt and current portion of long-term debt				176,166,188

Long-term debt (Note 16(c))			Ps.	1,807,004,542

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

(1)	As of December 31, 2017 and 2016, interest rates were as follows: 3 month LIBOR of 1.69428% and 0.99789%, respectively; 6 month LIBOR of 1.83707% and 1.31767%, respectively; TIIE rate of 7.6241% and 6.1066%, respectively, for 28 days; TIIE rate of 7.6556% and 6.1875%, respectively, for 91 days; Cetes rate of 7.22% and 5.69%, respectively, for 28 days; Cetes rate of 7.36% and 5.96%, respectively, for 91 days; Cetes rate of 7.53% and 6.09%, respectively, for 182 days.
(2)	Includes financing from foreign banks of Ps. 1,701,363,406 and Ps. 1,600,968,832, as of December 31, 2017 and 2016, respectively.
(3)	The total amounts of notes payable to contractors as of December 31, 2017 and 2016, current and long-term, are as follows:

	2017	2016
Total notes payable to contractors(a)(b)	Ps.4,053,577	Ps.6,988,699
Less: current portion of notes payable to contractors	2,173,285	4,181,102

Notes payable to contractors (long-term)	Ps.1,880,292	Ps.2,807,597

(a)	PEMEX has entered into FPWCs pursuant to which the hydrocarbons and construction in progress are property of Pemex Exploration and Production. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2017 and 2016, PEMEX had an outstanding amount payable of Ps. 1,678,843 and Ps. 3,986,565, respectively.
(b)	During 2007, Pemex-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading (“FPSO”) vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2017 and 2016, the outstanding balances owed to the contractor were Ps. 2,374,734 (U.S. $120,017) and Ps. 3,002,134 (U.S. $145,283), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	Amount
2018	U.S.$	25,267
2019		25,267
2020		25,267
2021		25,267
2022		18,949

Total	U.S $	120,017

(4)	PEMEX obtained financing through the sale and leaseback of certain infrastructure assets and a plant, which will require periodic payments through 2036.

This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights to the assets.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The outstanding liability for this transaction is payable as follows:

Years	Pesos	U.S. dollars
2018	Ps. 3,957,317	U.S. $	199,999
2019	3,886,037		196,396
2020	3,886,037		196,396
2021	3,886,037		196,396
2022	3,886,037		196,396
2023 and thereafter	39,450,325		1,993,781

	58,951,790		2,979,364
Less: short-term unaccrued interest	2,399,475		121,267
Less: long-term unaccrued interest	23,875,047		1,206,621

Total financing	32,677,268		1,651,476
Less: short-term portion of financing (excluding interest)	1,557,842		78,732

Total long term financing	Ps. 31,119,426	U.S.$	1,572,744

(5)	As of December 31, 2017 and 2016, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	2017	2016
U.S. dollar	Ps. 19.7867	Ps. 20.6640
Japanese yen	0.1757	0.1772
Pounds sterling	26.7724	25.3051
Euro	23.7549	21.6724
Swiss francs	20.2992	20.1974
Canadian dollar	15.7858	15.2896
Australian dollar	15.4752	14.8842

	2018	2019	2020	2021	2022	2023 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2017, for each of the years ending December 31.	Ps.157,209,467	Ps.159,403,397	Ps,209,915,748	Ps.185,307,669	Ps.158,761,145	Ps.1,167,277,645	Ps.2,037,875,071

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The following table presents the roll-forward of total debt of PEMEX for each of the year ended December 31, 2017 and 2016, which includes short and long-term debt:

	2017(i)	2016(i)
Changes in total debt:
At the beginning of the year	Ps.1,983,170,730	Ps.1,493,381,835
Cash flows:
Loans obtained—financing institutions	704,715,468	829,579,084
Loans obtained—financing lease	—	21,924,053
Debt payments	(642,059,819)	(614,987,329)
Interest paid	(108,910,417)	(88,757,428)
Non-cash flows:
Foreign exchange	(16,685,439)	243,182,764
Accrued interest	117,644,548	98,847,751

At the end of the year	Ps.2,037,875,071	Ps.1,983,170,730

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

Approved DFIs are mainly traded on the OTC (Over the Counter) market. However exchange traded instruments may also be used. In the case of PMI Trading, DFIs are traded on CME-ClearPort.

One of PEMEX’s policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outgoing cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX has established in its internal procedures the eligible counterparties to trade DFIs and other financial instruments.

In addition, certain PMI subsidiaries have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: 1) the use of DFIs for financial risk mitigation purposes; 2) the segregation of duties; 3) valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and 4) VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI Trading also has its own risk management subcommittee that supervises the trading of DFIs.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Given that PEMEX’s outstanding DFIs have been entered into for risk mitigation purposes, particularly with economic hedging purposes, it is unnecessary to establish and monitor market risk limits.

For those portfolios with an open market risk exposure, PEMEX’s financial risk management regulatory framework establishes the implementation and monitoring of market risk limits such as VaR and capital at risk (an aggregation of fair value or mark-to-market (“MtM”) and profit and loss, or CaR).

PEMEX has also established credit guidelines for DFIs that Pemex Industrial Transformation offers to its domestic customers, which include the use of guarantees and credit lines. For exchange traded DFIs, PEMEX trades under the margin requirements of the corresponding exchange market, and therefore does not have internal policies for these DFIs.

DFIs held with financial counterparties do not include collateral exchange clauses. Notwithstanding, PEMEX’s regulatory framework promotes credit risk mitigation strategies such as collateral exchange

A.	Risk Management

I.	Market Risk

i. Interest rate risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2017, approximately 15.6% of PEMEX’s total net debt outstanding consisted of floating rate debt.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2017, PEMEX was a party to four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $1,623,750 at a weighted average fixed interest rate of 2.35% and a weighted average term of 7.3 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $71,936, at a weighted average fixed interest rate of 4.17% and a weighted average term of 4.41 years.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

ii. Exchange rate risk

Most of PEMEX’s revenues are denominated in U.S. dollars, a significant amount of which is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Additionally, PEMEX’s revenues from domestic sales of gasoline and diesel net of IEPS Tax, tax duties, incentives, and other related taxes, as well as domestic sales of natural gas and its byproducts, LPG and petrochemicals, are referenced to international U.S. dollar-denominated prices.

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

Therefore, PEMEX prioritizes debt issuances denominated in U.S. dollars; nonetheless, this is not always achievable, hence non-U.S. dollar debt issued in international currencies are hedged through DFIs to mitigate their exchange rate exposure, either by swapping them into U.S. dollars or through other derivative structures. The rest of the debt is denominated in pesos or in UDIs, for which most of the debt denominated in UDIs has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, PEMEX’s debt issued in international currencies other than U.S. dollars has exchange rate risk mitigation strategies. PEMEX has selected strategies that further seek to reduce its cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed appropriate.

The underlying currencies of PEMEX’s DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar versus the U.S. dollar and UDIs versus the peso.

In 2017, PEMEX entered into various cross-currency swaps to hedge inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of Ps. 6,291,969. During 2016, PEMEX entered into the same kind of instruments to hedge currency risk arising from debt obligations denominated in euros and Swiss francs for an aggregate notional amount of U.S. $3,459,236 and the inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of Ps. 1,077,101.

Most of PEMEX’s cross-currency swaps are plain vanilla except for one swap entered into in 2004 to hedge its exposure to the euro, which expired in 2016. This swap was referred to as an “extinguishing swap” and was obtained in order to hedge long-term obligations. The main characteristic of extinguishing swaps was that these DFIs terminate upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation for either party. This swap had a notional amount of U.S. $1,146,410.

In 2016, PEMEX entered into, without cost, an options structure called “Seagull Option” in order to cover the notional risk of a debt issue in Japanese yen for ¥80,000,000, keeping the coupons in the original currency

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

(0.5% annual coupon rate). This structure protects the short exposure in Japanese yen against an appreciation of the Japanese yen versus the U.S. dollar from JPY 83.70 and up to JPY 75.00 and recognizes a benefit if the Japanese yen depreciates to an average of 117.39 JPY/USD.

Moreover, in 2017 PEMEX entered into, without cost, three more Seagull Options to hedge the notional risk of three debt issues in euros for an aggregate notional amount of € 4,250,000. These structures protect the short exposure in euros against an appreciation of the euro versus the U.S. dollar in a specific range, and PEMEX recognizes a benefit if the euro depreciates up to a certain exchange rate, for each debt issue. Whereas, in order to mitigate the exchange rate risk caused by the coupons of these issues PEMEX entered into coupon-only swaps.

Additionally, PEMEX entered into, without cost, a structure which is composed of a cross-currency swap and the sale of a call option, in order to hedge the notional risk of a debt issue in Pound sterling for £450,000, guaranteeing complete protection up to a certain exchange rate and partial protection above that level.

PEMEX recorded a total net foreign exchange gain (loss) of Ps. 23,184,122, Ps. (254,012,743) and Ps. (154,765,574), for the years ended December 31, 2017, 2016 and 2015, respectively; these amounts include the unrealized foreign exchange gain (loss) associated with debt of Ps. 16,685,439, Ps. (243,182,764) and Ps. (152,554,454) for the years ended December 31, 2017, 2016 and 2015, respectively. The appreciation of the peso caused a total net foreign exchange gain because a significant part of PEMEX’s debt, 89.4% (principal only), as of December 31, 2017 is denominated in foreign currency. Unrealized foreign exchange gains and losses do not impact PEMEX’s cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect PEMEX’s ability to meet U.S. dollar-denominated financial obligations and improves PEMEX’s ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase PEMEX’s peso debt service costs on a U.S. dollar basis. PEMEX’s foreign exchange gain in 2017 was due to the appreciation of the peso, from Ps. 20.6640 = U.S. $1.00 on December 31, 2016 to Ps. 19.7867 = U.S. $1.00 on December 31, 2017. PEMEX’s foreign exchange loss in 2016 was due to the depreciation of the peso, from Ps. 17.2065 = U.S. $1.00 on December 31, 2015 to Ps. 20.6640 = U.S. $1.00 on December 31, 2016. PEMEX’s foreign exchange loss in 2015 was due to the depreciation of the peso, from Ps. 14.7180 = U.S. $1.00 on December 31, 2014 to Ps.17.2065 = U.S. $1.00 on December 31, 2015.

Certain of the PMI subsidiaries face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that no more than 5% of a company’s total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, certain PMI subsidiaries will, from time to time, enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than their respective functional currency.

Finally, a significant amount of PMI Trading’s income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading’s exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

PEMEX’s exposure to hydrocarbon prices is partly mitigated by natural hedges between its inflows and outflows.

Since 2016, as a result of the changes in the PEMEX’s fiscal regime, its sensitivity to crude oil prices decreased. Nonetheless, PEMEX worked on a hedging strategy for the following years in order to reduce its exposure to drops in crude oil price.

In April 2017, PEMEX entered into a crude oil hedge to partially protect its cash flows from decreases in the Mexican crude oil basket price below that established in the Ley de Ingresos de la Federación (“Federal Revenue Law”). PEMEX hedged 409 thousand barrels per day from May to December 2017 for U.S. $133,503. As a result of this strategy PEMEX had an income of U.S. $205,705.

During the fourth quarter of 2017, PEMEX entered into a crude oil hedge to partially protect cash flows for the fiscal year 2018 from decreases in the Mexican crude oil basket price below the one established in the 2018 Federal Revenue Law. PEMEX hedged 440 thousand barrels per day from January to December 2018 for U.S. $449,898.

In 2015, PEMEX entered into various swaps in order to hedge the risk arising from the variations of the propane price of its imports. These DFIs were held over a percentage of the total imports volume with maturity dates in 2015. During 2017 and 2016, PEMEX did not enter into any propane import price swaps.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Until 2016, Pemex Industrial Transformation entered into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transferred the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. As of 2017, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

opposite position to those DFIs offered to its customers, thereby replacing Mex Gas Supply, S.L. However, as of December 31, 2017, no DFIs have been entered into under this mechanism. Due to the above, Pemex Industrial Transformation maintains a negligible or even null exposure to market risk. These portfolios have VaR and Capital at Risk limits in order to limit market risk exposure.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

iv. Risks relating to the portfolio of third-party shares

As of December 31, 2017, Petróleos Mexicanos does not hold any third-party shares of companies that do not participate in financial markets and, therefore, does not hold any related DFIs.

During 2017, PMI HBV liquidated the total shareholding in Repsol, S.A. (Repsol), which was 23,416,219 shares. Therefore, as of December 31, 2017, PEMEX does not hold any third-party shares and does not hold any related DFIs.

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

As of December 31, 2017, the VaR of PEMEX’s investment portfolios was Ps. (10.82) for the Peso Treasury Portfolio, Ps. (44.95) for the Fondo Laboral Pemex Portfolio (“FOLAPE”), Ps. (7.17) for the Fideicomiso de Cobertura Laboral y de Vivienda Portfolio (“FICOLAVI”), Ps. (544.32) for the Mexican Peso Treasury Portfolio managed by Operadora de Fondos Nafinsa, S.A. de C.V. (“OFINSA”), and U.S. $0 for the U.S. Dollar Treasury Portfolio.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

INTEREST RATE and CURRENCY DFIs

Interest rate sensitivity to + 10 bp
	Interbank Yield Curves			PEMEX Curves Sensitivity debt
Currency	Sensitivity debt	Sensitivity DFIs	Sensitivity net
in thousands U.S. dollars
CHF	3,144	(3,144)	—	3,030
Euro	100,081	(84,962)	15,119	82,839
Pound Sterling	7,691	(7,073)	618	6,587
Yen	8,542	(3,972)	4,570	6,877
Peso	43,774	2,039	45,813	42,012
UDI	16,496	(11,586)	4,910	15,453
U.S. dollar	785,508	89,880	875,388	416,052

FX swaps were included in the calculation of the figures in the previous table, which were not traded as debt hedging.

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2017, 2016 and 2015, in which PEMEX assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.

At December 31, 2017, 2016 and 2015, had market interest rates been 25 basis points higher, with all other variables remaining constant, net income for the year would have been Ps. 704,011, Ps. 841,024 and Ps. 922,268 lower for December 31, 2017, 2016 and 2015, respectively, primarily as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, net income for the year would have been Ps. 704,011, Ps. 841,024 and Ps. 922,268 greater at December 31, 2017, 2016 and 2015, respectively, primarily as a result of a decrease in interest expense.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

INTEREST RATE and CURRENCY DFIs

	Interbank Yield Curves				PEMEX Curves 1% Debt
Currency	1% Debt	1% DFIs	1% Net	VaR 95% Net
in thousands U.S. dollars
CHF	(13,943)	13,943	—	—	(13,624)
Euro	(187,988)	165,894	(22,094)	(19,744)	(167,068)
Pound Sterling	(13,822)	13,042	(780)	(666)	(12,322)
Yen	(16,914)	11,470	(5,444)	(4,398)	(14,859)
Peso	(135,974)	1,409	(134,565)	(162,336)	(133,525)
UDI	(29,485)	25,358	(4,127)	(5,038)	(28,573)

As shown in the table above, exchange rate risk derived from debt denominated in currencies other than pesos and U.S. dollars is almost fully hedged by DFIs.

The exchange rate risk exposure to the euro, Pound sterling and Japanese yen is result of the delta of the structures described above (Seagull Options and Calls).

FX swaps which were not traded as part of debt hedging were included in the calculation of the figures in the table above.

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2017, 2016 and 2015, in which PEMEX assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2017, 2016 and 2015, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps.149,669, Ps.124,512 and Ps.105,915 lower, respectively, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, net income for the period would have increased by Ps.149,669, Ps.124,512 and Ps.105,915, respectively, primarily as a result of the decrease in exchange rate losses.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Hydrocarbon price risk quantification

Pemex Industrial Transformation occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2017, Pemex Industrial Transformation’s natural gas DFI portfolio had no market risk exposure.

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

PMI Trading’s global VaR associated with commodities market risk was U.S. $(8,789) as of December 31, 2017. This VaR was calculated using the historical method with a 99% confidence level, two-year history and a one-day horizon. The minimum VaR recorded on the year was U.S. $(4,720) (registered on October 17, 2017) and the maximum VaR recorded on the year was U.S. $(19,695) (registered on January 4, 2017). As of December 31, 2016, the global VaR was U.S. $(23,198).

The quantification of crude oil price risk is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. As of December 31, 2017, this was U.S. $0 as a result of the rise in the price of crude oil.

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

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in three cross-currency swaps from the first to the fourth quarter of 2017, which were used to hedge the exchange rate exposure to the euro and in five cross-currency swaps during 2016, which were used to hedge the exchange rate exposure to the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. During 2017, PEMEX did not enter into any cross-currency swap with these characteristics.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

In addition, during 2016 PEMEX entered into long-term DFIs with mandatory early termination clauses (pursuant to which, at a given date and irrespective of the current MtM, the DFI will terminate and settle at the corresponding MtM, and PEMEX can either enter into a new DFI with the same counterparty or a new counterparty), which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of December 31, 2017, PEMEX has entered into three euro swaps and two Japanese yen Seagull Option structures, with termination clauses in 2018 and 2021, respectively.

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

The current and potential exposures, aggregated by credit rating, are as follows:

Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
in thousands U.S. dollars
A	257,424	976,230	1,298,110	1,314,296	578,548	482,959	—
A-	138,850	235,594	191,681	228,801	223,751	257,465	—
BBB+	310,705	1,010,356	1,540,015	1,349,311	1,243,898	1,115,559	78,831
BBB	2,183	18,626	20,064	18,092	—	—	—

PEMEX also faces credit risk derived from its investments. As of December 31, 2017, the notional amounts of investments in domestic currency, organized by the credit ratings of the issuances, were as follows:

Credit rating of issuances*	Notional amount
mxAAA	Ps. 811,548
mxAA	200,876
mxA	271,275
* Minimum S&P, Moody’s and Fitch credit rating.
National Credit Rating Scale.
Does not include investments in Mexican Government bonds.

The table above does not include domestic currency Mexican Government bonds because these issuances are considered not to carry default risk in this currency.

PEMEX held an investment in a note linked to United Mexican States’ credit risk that was issued by a U.S. financial institution with a BBB+ credit rating. This note matured in June 2016 and had a face value of U.S. $108,000. As of December 31, 2017, PEMEX does not hold an investment in structured notes.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

As of December 31, 2017, Pemex Industrial Transformation’s DFIs had a fair value of U.S. $1,464 (deferred premiums included) for clients with exempted credit lines and U.S. $8,183 for clients with guaranteed credit lines. The total amount of exempt credit lines rose to U.S. $117,956, representing 1% usage of available exempt credit lines, while the total amount of guaranteed credit lines rose to U.S. $930,199, representing a 1% usage of available guaranteed credit lines.

As of December 31, 2017, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of Pemex Industrial Transformation.

As of December 31, 2017, Pemex Industrial Transformation had open DFIs with 8 customers. Of the total volume (in millions of British thermal units or MMBtu) of DFIs, industrial customers represented 100%.

As of December 31, 2017 and 2016, Pemex Industrial Transformation had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices maintained levels below the strike price, which has kept the credit limits within the set limits; and (ii) when certain DFIs matured, Pemex-Gas and Basic Petrochemicals, and now Pemex Industrial Transformation, had used domestic customers’ payments to meet its international obligations.

The potential future exposure of Mex Gas Supply, S.L.’s DFI portfolio was calculated in an analogous manner to the analysis of Petróleos Mexicanos’ DFI positions. The current and potential exposure, aggregated by credit rating, is as follows:

Maximum Credit Exposure by term in Pemex Industrial Transformation

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
in thousands U.S. dollars
A	27	27	—	—	—	—	—
A-	541	541	306	—	—	—	—
BBB+	25	25	1	—	—	—	—

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

PMI Trading’s credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-ClearPort.

III.	Liquidity Risk

Through its debt planning and the purchase and sale of U.S. dollars, PEMEX currently preserves a cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations. In order to preserve a cash balance at a suitable level, in December of 2017, PEMEX entered into ten FX swaps of the peso against U.S. dollar for an aggregate amount of U.S. $3,000,000.

In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 3,500,000 and Ps. 20,000,000 with expiration dates in June and November 2019, respectively; and three others that each provide access to U.S. $1,500,000, U.S. $3,250,000 and U.S. $1,950,000 with expiration dates in December 2019, February 2020 and January 2021, respectively.

Finally, the investment strategies of PEMEX’s portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.

Certain PMI subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury or “in-house bank,” which provides access to a syndicated credit line for up to U.S. $700,000 and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI subsidiaries have access to bilateral credit lines from financial institutions for up to U.S. $650,000.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company’s board of directors.

The following tables show the cash flow maturities as well as the fair value of PEMEX’s debt and DFI portfolios as of December 31, 2017 and 2016. It should be noted that:

•	For debt obligations, these tables present principal cash flow and the weighted average interest rates for fixed rate debt.

•	For interest rate swaps, cross currency swaps, currency options and currency forwards, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.

•	Weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date.

•	For natural gas DFIs, volumes are presented in millions of British thermal unit (MMBtu), and fixed average and strike prices are presented in U.S. dollars per MMBtu.

•	For crude oil, volumes are presented in millions of barrels, and fixed average and strike prices are presented in U.S. dollars per barrel.

•	A DFI’s fair value includes CVA and is calculated based on market quotes obtained from market sources such as Bloomberg. Forward curves and implied volatilities for natural gas and crude oil are supplied by the Kiodex Risk Workbench platform.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Quantitative Disclosure of Debt Cash Flow’s Maturities as of December 31, 2017(1)

	Year of expected maturity date
	2018		2019		2020		2021		2022		2023 thereafter		Total carrying value		Fair value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps	53,465,817	Ps	59,498,256	Ps	60,290,621	Ps	95,232,448	Ps	84,076,050	Ps	808,836,547	Ps	1,161,399,739	Ps	. 1,213,404,769
Average interest rate (%)														5.7747%
Fixed rate (Japanese yen)		—		—		—		—		—		19,296,607		19,296,607		18,040,398
Average interest rate (%)														1.3485%
Fixed rate (Pounds)		—		—		—		—		9,345,839		11,952,816		21,298,655		24,381,394
Average interest rate (%)														5.7246%
Fixed rate (pesos)		—		—		10,033,017		20,376,655		1,999,098		88,349,072		120,757,842		171,683,692
Average interest rate (%)														7.4876%
Fixed rate (UDIs)		—		18,477,076		4,764,175		3,874,313		—		30,081,647		57,197,211		56,536,905
Average interest rate (%)														2.7458%
Fixed rate (euros)		1,043		32,042,196		30,801,894		41,508,857		23,655,950		171,255,634		299,265,574		330,573,998
Average interest rate (%)														3.6736%
Fixed rate (Swiss Francs)		4,565,075		6,088,686		12,149,953		3,046,567		—		—		25,850,281		26,957,785
Average interest rate (%)														1.8387%
Fixed rate (Australian dollars)		—		—		—		—		—		—		—		—
Average interest rate (%)		—		—		—		—		—		—		—		—

Total fixed rate debt		58,031,935		116,106,214		118,039,660		164,038,840		119,076,937		1,129,772,323		1,705,065,909		1,841,578,940

Variable rate (U.S. dollars)		58,364,536		15,302,101		62,289,546		12,809,666		31,289,725		18,379,557		198,435,131		206,254,219
Variable rate (Japanese yen)		—		—		11,244,800		—		—		—		11,244,800		11,361,079
Variable rate (pesos)		8,734,371		27,995,083		18,341,742		8,459,163		8,394,483		19,125,764		91,050,606		94,188,981

Total variable rate debt		67,098,907		43,297,184		91,876,088		21,268,829		39,684,208		37,505,321		300,730,537		311,804,280

Total debt	Ps	. 125,130,842	Ps	. 159,403,398	Ps	. 209,915,748	Ps	. 185,307,669	Ps	. 158,761,145	Ps	.1,167,277,644	Ps	. 2,005,796,446	Ps	.2,153,383,220

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2017 of: Ps. 19.7867 = U.S. $1.00; Ps. 0.1757 = 1.00 Japanese yen; Ps. 26.7724 = 1.00 Pound sterling; Ps. $ 5.934551 = 1.00 UDI; Ps. 23.7549 = 1.00 euro; Ps. 20.2992 = 1.00 Swiss Franc; and Ps. 15.4752 = 1.00 Australian dollar.

Source: PEMEX

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Quantitative Disclosure of Debt Cash Flow’s Maturities as of December 31, 2016(1)

	Year of expected maturity date
	2017		2018		2019		2020		2021		2022 thereafter		Total carrying value		Fair value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)		Ps 15,759,027	Ps	86,161,096	Ps	65,642,616	Ps	62,440,943	Ps	98,858,992	Ps	826,093,574	Ps	1,154,956,248	Ps	1,137,936,275
Average interest rate (%)														5.6541%
Fixed rate (Japanese yen)		517,286		—		—		—		—		19,459,306		19,976,592		17,336,203
Average interest rate (%)														1.3665%
Fixed rate (Pounds)		—		—		—		—		—		8,825,434		8,825,434		11,373,345
Average interest rate (%)														8.2500%
Fixed rate (pesos)		—		—		—		10,048,950		20,457,671		90,393,507		120,900,128		160,930,040
Average interest rate (%)														7.4878%
Fixed rate (UDIs)		—		—		17,319,897		4,464,787		3,630,557		28,288,180		53,703,421		50,809,979
Average interest rate (%)														4.0559%
Fixed rate (euros)		26,006,880		—		29,198,138		28,061,554		—		123,886,644		207,153,216		216,100,006
Average interest rate (%)														3.9581%
Fixed rate (Swiss Francs)		—		4,539,022		6,056,338		12,102,748		3,031,480		—		25,729,588		26,469,543
Average interest rate (%)														1.8385%
Fixed rate (Australian dollars)		2,232,195		—		—		—		—		—		2,232,195		2,346,390
Average interest rate (%)		—		—		—		—		—		—		6.1250%		—

Total fixed rate debt		44,515,388		90,700,118		118,216,989		117,118,982		125,978,700		1,096,946,645		1,593,476,822		1,623,301,781

Variable rate (U.S. dollars)		38,811,320		27,907,661		15,984,547		52,726,647		13,366,336		45,385,885		194,182,396		195,838,382
Variable rate (Japanese yen)		—		—		—		11,341,440		—		—		11,341,440		11,025,531
Variable rate (euros)		—		—		—		—		—		—		—		—
Variable rate (pesos)		65,024,075		8,742,191		28,007,709		18,347,822		8,468,176		27,764,693		156,354,666		158,109,920

Total variable rate debt		103,835,395		36,649,852		43,992,256		82,415,909		21,834,512		73,150,578		361,878,502		364,973,833

Total debt	Ps.	148,350,783	Ps.	127,349,970	Ps.	162,209,245	Ps.	199,534,891	Ps.	147,813,212	Ps.	1,170,097,223	Ps.	1,955,355,324	Ps.	1,988,275,614

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2016 of: Ps. 20.664 = U.S. $1.00; Ps. 0.17721 = 1.00 Japanese yen; Ps. 25.30513 = 1.00 Pound sterling; Ps. $ 5.562883 = 1.00 UDI; Ps. 21.6724 = 1.00 euro; Ps. 20.19744= 1.00 Swiss Franc; and Ps. 14.88428 = 1.00 Australian dollar.

Source: PEMEX

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Quantitative Disclosure of Cash Flow’s Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2017(1)(2)

	Year of expected maturity date						Total Notional Amount	Fair Value(3)
	2018	2019	2020	2021	2022	2023 Thereafter
Hedging instruments(2)(4)
Interest rate DFIs
Interest rate swaps (U.S. dollars)
Variable to fixed	Ps. 4,704,170	Ps. 4,717,321	Ps. 4,730,857	Ps. 4,686,396	Ps 4,570,070	Ps 10,143,209	Ps. 33,552,022	Ps. 388,851
Average pay rate	3.16%	3.18%	3.20%	3.22%	3.26%	3.48%	N.A.	N.A.
Average receive rate	3.19%	3.44%	3.69%	3.81%	3.95%	4.48%	N.A.	N.A.
Interest rate swaps (pesos)
Variable to fixed	—	—	—	—	—	—	—	—
Average pay rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Average receive rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Currency DFIs
Cross-currency swaps
Receive euros/Pay U.S. dollars	—	29,898,198	28,719,208	36,902,690	21,302,856	161,617,172	278,440,124	19,065,727
Receive Japanese yen/ Pay U.S. dollars	—	—	13,039,563	—	—	4,775,551	17,815,114	(1,670,533)
Receive Pounds sterling/ Pay U.S. dollars	—	—	—	—	10,310,216	11,706,999	22,017,215	1,151,096
Receive UDI/ Pay pesos	—	23,740,341	7,292,520	3,000,000	—	20,605,166	54,638,028	(4,720,592)
Receive Swiss francs/ Pay U.S. dollars	4,535,474	6,501,082	11,548,658	2,994,374	—	—	25,579,588	400,316
Receive Australian dollars/ Pay U.S. dollars	—	—	—	—	—	—	—	—
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	—	—	—	—	—	14,046,320	14,046,320	48,715
Buy call, Sell call and Sell Put on euros	—	—	—	41,567,998	—	59,382,855	100,950,853	4,919,444
Sell Call on Pound sterling	—	—	—	—	—	12,031,728	12,031,728	(239,626)
Currency Forwards
Receive U.S. dollars / Pay pesos	59,360,100	—	—	—	—	—	59,360,100	(2,006,461)

N.A. = not applicable.

Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2017 of: Ps. 19.7867 = U.S. $1.00 and Ps. 23.7549 = 1.00 euro.
(2)	PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to PEMEX.
(4)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.

Source: PEMEX

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Quantitative Disclosure of Cash Flow’s Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2016(1)(2)

	Year of expected maturity date						Total Notional Amount	Fair Value(3)
	2017	2018	2019	2020	2021	2022 Thereafter
Hedging instruments(2)(4)
Interest rate DFIs
Interest rate swaps (U.S. dollars)
Variable to fixed	Ps. 4,899,645	Ps. 4,912,743	Ps. 4,926,477	Ps. 4,940,613	Ps 4,894,180	Ps 15,365,634	Ps. 39,939,292	Ps. 164,716
Average pay rate	2.76%	2.66%	3.35%	3.83%	4.04%	4.57%	N.A.	N.A.
Average receive rate	2.95%	2.99%	3.03%	3.06%	3.11%	3.33%	N.A.	N.A.
Interest rate swaps (pesos)
Variable to fixed	—	—	—	—	—	—	—	—
Average pay rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Average receive rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Currency DFIs
Cross-currency swaps
Receive euros/Pay U.S. dollars	34,775,198	—	31,223,821	29,992,556	—	133,024,913	229,016,488	(16,484,533)
Receive Japanese yen/ Pay U.S. dollars	532,711	—	—	17,697,534	—	4,987,289	23,217,534	(6,132,633)
Receive Pounds sterling/ Pay U.S. dollars	—	—	—	—	—	10,767,349	10,767,349	(211,207)
Receive UDI/ Pay pesos	—	—	23,740,341	3,540,220	3,000,000	14,313,198	44,593,759	(2,132,236)
Receive Swiss francs/ Pay U.S. dollars	—	4,736,567	6,789,326	12,060,700	3,127,139	—	26,713,732	(789,449)
Receive Australian dollars/ Pay U.S. dollars	2,459,429	—	—	—	—	—	2,459,429	(126,796)
Currency Options
Buy Put, Sell Put and sell Call on yen	—	—	—	—	—	14,133,580	14,133,580	(301,131)

N.A. = not applicable.

Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2016 of: Ps. 20.664 = U.S. $1.00 and Ps. 21.6724 = 1.00 euro.
(2)	PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to PEMEX.
(4)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.

Source: PEMEX

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

B.	Fair value of derivative financial instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. As a result of this monitoring, PEMEX does not employ an independent third party to perform the valuation.

PEMEX’s DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors and contains no exotic instruments that require numerical approximations for their valuation.

Embedded derivatives

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2017 and 2016, PEMEX did not recognize any embedded derivatives (foreign currency or index).

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

As of December 31, 2017 and 2016, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 12,367,475 and Ps. (26,010,486), respectively. As of December 31, 2017 and 2016, PEMEX did not have any DFIs designated as hedges.

The following table shows the fair values and notional amounts of PEMEX’s OTC DFIs that were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2017 and 2016. It should be noted that:

•	A DFI’s fair value includes CVA and is calculated based on market quotes obtained from market sources such as Bloomberg. Forward curves and implied volatilities for natural gas and crude oil are supplied by the Kiodex Risk Workbench platform.

•	Fair value is calculated internally, either by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency, or through other standard methodologies commonly applied in the financial markets for certain specific instruments.

•	The information is presented in thousands of pesos (except as noted).

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

		December 31, 2017		December 31, 2016
DFI	POSITION	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar LIBOR + spread.	Ps.16,695,028	Ps. 79,448	Ps.20,018,250	Ps.	(90,451)
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 6-month U.S. dollar LIBOR + spread.	15,433,626	332,273	18,132,660		312,210
Cross-currency swaps	PEMEX pays fixed in pesos and receives notional in UDI.	23,740,341	(4,504,151)	23,740,341		(4,815,373)
Cross-currency swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	30,897,687	(216,441)	20,853,418		2,683,138
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Japanese yen.	4,775,551	134,461	5,520,000		(116,507)
Cross-currency swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	13,039,563	(1,804,993)	17,697,534		(6,016,126)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	278,440,124	19,065,727	229,016,488		(16,484,533)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Pound sterling.	11,706,999	590,113	—		—
Cross-currency swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in Pound sterling.	10,310,216	560,982	10,767,349		(211,207)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	25,579,588	400,316	26,713,732		(789,449)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in AUD.	—	—	2,459,429		(126,796)
Currency Options	PEMEX Buy Put, Sell Put and Sell Call on Japanese yen.	14,046,320	48,715	14,133,580		(301,131)
Currency Options	PEMEX Buy call, Sell call and Sell Put on euros.	100,950,853	4,919,444	—		—
Currency Options	PEMEX Sell Call on Pound sterling	12,031,728	(239,626)	—		—
Currency Forward	PEMEX pays Pesos and receives U.S. dollar.	59,360,100	(2,006,461)	—		—
Natural gas swaps	PEMEX receives fixed.	(51,724)	6,934	(160,214)		(25,145)
Natural gas swaps	PEMEX receives floating.	50,846	(6,114)	157,545		27,869
Natural gas options	PEMEX Long Call.	18,625	398	73,653		11,548
Natural gas options	PEMEX Short Call.	(18,625)	(397)	(73,653)		(11,488)
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	1,423,368	(22,870)	1,788,382		(57,043)

			Ps.17,337,760		Ps.	(26,010,486)

	December 31, 2017			December 31, 2016
DFI	Volume (MMb)	Fair Value		Volume (MMb)	Fair Value
Crude Oil Options	153.56	Ps.	(5,010,187)	—	—

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

		December 31, 2017			December 31, 2016
DFI	Market	Volume (MMb)	Fair value		Volume (MMb)	Fair value
Futures	Exchange traded	2.1	Ps	. (141,693)	—	Ps.	—
Petroleum Products Swaps	Exchange traded	1.3	Ps	. (99,680)	4.1	Ps.	(688,016)

Notes: Numbers may not total due to rounding.

(1)	The fair value of the Futures and the Petroleum Products Swaps, was recognized as “Cash and cash equivalents” in the statement of financial position because PEMEX considered these financial assets to be fully liquid.

The exchange rate for U.S. dollars as of December 31, 2017 and 2016 was Ps. 19.7867 and Ps. 20.6640 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2017 and 2016 was Ps. 23.7549 and Ps. 21.6724 per euro, respectively.

For the years ended December 31, 2017, 2016 and 2015, PEMEX recognized a net gain (loss) of Ps. 25,338,324, Ps. (14,000,987) and Ps. (21,449,877), respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

The following table presents the fair value of PEMEX’s DFIs that are showed on the consolidated statement of financial position in derivative financial instruments (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2017 and 2016:

	Derivatives assets Fair value
	2017		2016
Derivatives not designated as hedging instruments
Crude oil options	Ps.	397,630	Ps.	—
Currency options		4,968,159		—
Natural gas options		398		11,548
Cross-currency swaps		24,126,452		4,503,550
Natural gas swaps		7,003		30,162
Propane swaps		—		—
Interest rate swaps		411,721		312,210
Others		202,091		—

Total derivatives not designated as hedging instruments		30,113,454		4,857,470

Total assets	Ps.	30,113,454	Ps.	4,857,470

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

	Derivatives liabilities Fair value
	2017		2016
Derivatives not designated as hedging instruments
Forwards	Ps.	(2,006,461)	Ps.	—
Futures		—		—
Crude oil options		(5,407,817)		—
Currency options		—		(301,131)
Natural gas options		(397)		(11,488)
Cross-currency swaps		(10,301,983)		(30,380,405)
Natural gas swaps		(6,182)		(27,438)
Propane swaps		—		—
Interest rate swaps		(22,870)		(147,494)
Others		(269)		—

Total derivatives not designated as hedging instruments		(17,745,979)		(30,867,956)

Total liabilities	Ps.	(17,745,979)	Ps.	(30,867,956)

Net total	Ps.	12,367,475	Ps.	(26,010,486)

The following tables present the net gain (loss) recognized in income on PEMEX’s DFIs for the years ended December 31, 2017, 2016 and 2015, in the consolidated statement of comprehensive income which is presented in the line “Derivative financial instruments (cost) income, net”:

Derivatives not designated as hedging instruments	Amount of gain (loss) recognized in the Statement of comprehensive income
	2017		2016		2015
Forwards	Ps.	(1,976,241)	Ps.	—	Ps.	—
Futures		(779,950)		(1,925,969)		1,387,177
Crude oil options		(3,771,604)		—		—
Currency options		5,255,931		(298,789)		—
Natural gas options		673		(671)		4,786
Cross-currency swaps		27,747,290		(11,633,605)		(21,358,898)
Natural gas swaps		1,780		831		4,355
Propane swaps		—		(3,805)		(1,136,188)
Interest rate swaps		(34,306)		(138,979)		(351,109)
Others		(1,105,249)		—		—

Total	Ps.	25,338,324	Ps.	(14,000,987)	Ps.	(21,449,877)

C.	Fair value hierarchy

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

The following tables present information about PEMEX’s financial assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2017 and 2016.

	Fair value hierarchy						Total as of 2017
	Level 1		Level 2		Level 3
Assets:
Derivative financial instruments	Ps.	—	Ps.	30,113,454	Ps.	—	Ps.	30,113,454
Available-for-sale financial assets		—		1,056,918		—		1,056,918

Liabilities:
Derivative financial instruments		—		(17,745,979)		—		(17,745,979)

	Fair value hierarchy						Total as of 2016
	Level 1		Level 2		Level 3
Assets:
Derivative financial instruments	Ps.	—	Ps.	4,857,470	Ps.	—	Ps.	4,857,470
Available-for-sale financial assets		6,463,096		2,417,123		—		8,880,219

Liabilities:
Derivative financial instruments		—		(30,867,956)		—		(30,867,956)

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The following table shows the carrying value and the estimated fair value of the remaining financial assets and liabilities, which are not valued at fair value, as of December 31, 2017 and 2016:

	2017				2016
	Carrying value		Fair value		Carrying value		Fair value
Assets:
Cash and cash equivalents	Ps.	97,851,754	Ps.	97,851,754	Ps.	163,532,513	Ps.	163,532,513
Accounts receivable, net		170,645,234		170,645,234		133,220,527		133,220,527
Long-term notes receivable		148,492,909		148,492,909		148,607,602		148,607,602

Liabilities:
Suppliers		139,955,378		139,955,378		151,649,540		151,649,540
Accounts and accrued expenses payable		23,211,401		23,211,401		18,666,607		18,666,607
Short-term debt and current portion of long-term debt		157,209,467		157,209,467		176,166,188		176,166,188
Long-term debt		1,880,665,604		1,996,173,753		1,807,004,542		1,812,109,426

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

The information related to “Cash and cash equivalents”, “Accounts receivable, net”, “Available-for-sale financial assets”, “Long-term notes receivable” and “Debt” is described in the following notes, respectively:

•	Note 6, Cash, cash equivalents and restricted cash;

•	Note 7, Accounts receivable, net;

•	Note 10, Available-for-sale financial assets;

•	Note 14, Long-term notes receivable and other; and

•	Note 15, Debt.

NOTE 17. EMPLOYEE BENEFITS

Until December 31, 2015, Petróleos Mexicanos and Subsidiary Entities only had defined benefit pension plans for the retirement of its employees, to which only Petróleos Mexicanos and the Subsidiary Entities contribute. Benefits under these plans are based on an employee’s salary and years of service completed at retirement. As of January 1, 2016, Petróleos Mexicanos and Subsidiary Entities also has a defined contribution pension plan, in which both Petróleos Mexicanos and Subsidiary Entities and the employee contribute to an employee’s individual account.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Benefits under the defined benefit plan are mainly based on the years of service completed by the employee, and their remuneration at the date of retirement. The obligations and costs of these plans are recognized based on an actuarial valuation prepared by independent experts. Within the regulatory framework of plan assets, there are no minimum funding requirements. Petróleos Mexicanos and the Subsidiary Entities have established additional plans to cover post-employment benefits, which are based on actuarial studies prepared by independent experts and which include disability, post-mortem pension and the death of retired employees.

As of December 31, 2017, Petróleos Mexicanos and Subsidiary Entities funded its employees benefits through Mexican trusts, the resources of which come from the retirement line item of PEMEX’s annual budget (an operating expense), or any other line item that substitutes or relates to this line item, or that is associated to the same line item and the interests, dividends or capital gains obtained from the investments of the trusts.

The following table show the amounts associated with PEMEX’s labor obligations:

	December 31,
Defined Benefits Liabilities	2017	2016
Liability for defined benefits at retirement and post-employment at the end of the year	Ps. 1,241,072,307	Ps. 1,202,624,665
Liability for other long-term benefits	17,363,815	17,784,771

Total liability for defined benefits recognized in the consolidated statement of financial position at the end of the year	Ps. 1,258,436,122	Ps. 1,220,409,436

The following tables contain detailed information regarding PEMEX’s retirement and post-employment benefits:

	December 31,
Changes in the liability for defined benefits	2017	2016
Liability for defined benefits at the beginning of the year	Ps. 1,202,624,665	Ps. 1,258,480,019
Recognition of the modifications in pensions plan	8,327	(571,713)
Current Service cost	13,079,341	23,111,918
Net interest	95,402,917	90,527,624
Past service costs	—	(33,244)
Defined benefits paid by the fund	(5,105,669)	(4,892,767)
Actuarial (gains) losses in other comprehensive results due to:
Change in financial assumptions	47,182,448	(149,533,263)
Change in demographic assumptions	(70,012,604)	4,842,109
For experience during the year	10,272,231	36,103,857
In plan assets during the year	(453,206)	285,123
Remeasurements	26,417	(1,742)
Contributions paid to the fund	(51,952,560)	(55,693,256)

Defined benefit liabilities at end of year	Ps. 1,241,072,307	Ps. 1,202,624,665

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

In 2017 and 2016, the net actuarial gains recognized in other comprehensive income (loss) net of income deferred tax were Ps. 12,038,710 and Ps. 106,387,640, respectively, related to retirement and post-employment benefits, not including the normal year to year increase in obligations based on changes in population, age, seniority, wages, pensions and benefits. The decrease in losses in 2017 was mainly due to the decrease in the discount and return on plan assets rates, from 8.17% in 2016 to 7.89% in 2017.

	December 31,
Changes in pension plan assets	2017		2016
Plan assets at the beginning of year	Ps.	9,489,666	Ps.	5,228,909
Return on plan assets		902,550		742,477
Payments by the pension fund		(54,312,270)		(51,889,821)
Company contributions to the fund(1)		51,952,559		55,693,256
Actuarial (gains) losses in plan assets		453,187		(285,155)

Pension plan assets at the end of year	Ps.	8,485,692	Ps.	9,489,666

(1)	Includes proceeds from the collected amounts of the Promissory Notes, contributed by the Mexican Government (See Note 14).

PEMEX’s plan assets are held in two trusts, the FOLAPE and the Fideicomiso de Cobertura Laboral y de Vivienda (FICOLAVI), which are managed by BBVA Bancomer, S. A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

The expected contribution to the fund for 2018 amounts to Ps. 63,500,000 and the expected payments for 2018 is Ps. 62,337,560.

As of December 31, 2017 and 2016, the amounts and types of plan assets are as follows:

	December 31,
Plan Assets	2017		2016
Cash and cash equivalents	Ps.	135,757	Ps.	5,906,660
Equity instruments		1,034,178		2,694,291
Debt instruments		7,315,757		888,715

Total plan assets	Ps.	8,485,692	Ps.	9,489,666

	December 31,
Changes in Defined Benefit Obligations (DBO)	2017		2016
Defined benefit obligations at the beginning of the year	Ps.	1,212,114,331	Ps.	1,263,708,928
Service costs		19,762,661		23,107,851
Financing costs		96,331,015		91,270,383
Past service costs				(33,244)
Payments by the fund		(59,417,940)		(56,778,359)
Amount of (gains) and losses recognized through other comprehensive income:		(12,594,541)		(108,589,515)
Modifications to the pension plan		(6,609,657)		(571,713)
Remeasurements		(1,471)		—
Reductions		(26,399)		—

Defined benefit obligations at the end of year	Ps.	1,249,557,999	Ps.	1,212,114,331

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The asset ceiling test was not applied because there was a deficit of labor liabilities at the beginning and end of the year.

The effect of an increase or decrease of one percentage point in the discount rate is a -12.46% increase or a 15.72% decrease in defined benefit obligations.

The effect of an increase or decrease of one percentage point in the increase rate in medical services with respect to the cost and obligations related to medical services point is a 21.93% increase or a -16.80% decrease in defined benefit obligations.

Assumptions regarding future mortality are based on EMSSA2009 to Unique Circular of the Comisión Nacional de Seguros y Fianzas (National Commission of Insurance and Bonds) and include changes to the mortality rate established in 2017.

The following tables present additional fair value disclosure about plan assets and indicate their rank, in accordance with IFRS 13, as of December 31, 2017 and 2016:

	Fair value measurements as of December 31, 2017
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Cash and cash equivalents	Ps.	135,757	Ps.	—	Ps.	—	Ps.	135,757
Equity instruments		1,034,178		—		—		1,034,178
Debt instruments		7,315,757		—		—		7,315,757

Total	Ps.	8,485,692	Ps.	—	Ps.	—	Ps.	8,485,692

	Fair value measurements as of December 31, 2016
Plan assets:	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Cash and cash equivalents	Ps.	5,906,660	Ps.	—	Ps.	—	Ps.	5,906,660
Equity instruments		2,694,291		—		—		2,694,291
Debt instruments		888,715		—		—		888,715

Total	Ps.	9,489,666	Ps.	—	Ps.	—	Ps.	9,489,666

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

As of December 31, 2017 and 2016, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2017	2016
Rate of increase in salaries	4.77%	4.77%
Rate of increase in pensions	3.75%	3.75%
Rate of increase in medical services	7.65%	7.65%
Inflation assumption	3.75%	3.75%
Discount and return on plan assets rate	7.89%	8.17%
Average length of obligation (years)	18.40	17.67

In accordance with IAS 19, the discount rate used is determined by considering the government zero coupon curve generated from the fixed rate bonds issued by the Mexican Government (“Bonds M”) and Cetes, as well as the flow of payments expected to cover contingent liabilities.

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

The amounts recognized for long-term obligations for the years ended December 31, 2017 and 2016 are as follows:

	December 31,
Change in the liability for defined benefits	2017		2016
Liabilities defined benefit at the beginning of year	Ps.	17,784,771	Ps.	20,905,422
Charge to income for the year		3,277,847		3,420,158
Actuarial (gains) losses recognized in income due to:
Change in financial assumptions		878,516		(3,028,211)
Change in demographic assumptions		(1,015,274)		(119,982)
For experience during the year		(3,558,599)		(3,390,396)
Benefits paid		(3,446)		(2,220)

Liabilities defined benefit at the end of year	Ps.	17,363,815	Ps.	17,784,771

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2017	2016
Rate of increase in salaries	4.77%	4.77%
Inflation assumption	3.75%	3.75%
Discount and return on plan assets rate	7.89%	8.17%
Average length of obligation (years)	18.40	17.67

In accordance with IAS 19, the discount rate used is determined by considering the government zero coupon curve generated from Bonds M and Cetes, as well as the flow of payments expected to cover contingent liabilities.

NOTE 18. PROVISIONS FOR SUNDRY CREDITORS

At December 31, 2017 and 2016, the provisions for sundry creditors and others is as follows:

	2017		2016
Provision for plugging of wells (Note 12)	Ps.	68,797,600	Ps.	64,967,710
Provision for trails in process (Note 25)		7,812,689		15,119,692
Provision for environmental costs		11,067,134		8,230,476

	Ps.	87,677,423	Ps.	88,317,878

The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells
	2017		2016
Balance at the beginning of the year	Ps.	64,967,710	Ps.	56,894,695
Decrease capitalized in fixed assets		(3,791,482)		(3,878,503)
Unwinding of discount against income		7,774,000		11,968,966
Amount used		(152,628)		(17,448)

Balance at the end of the year	Ps.	68,797,600	Ps.	64,967,710

	Trials in progress
	2017		2016
Balance at the beginning of the year	Ps.	15,119,692	Ps.	12,775,263
Additions against income		2,835,357		3,049,202
Provision cancellation		(1,973,153)		(632,806)
Amount used		(8,169,207)		(71,967)

Balance at the end of the year	Ps.	7,812,689	Ps.	15,119,692

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

	Environmental costs
	2017		2016
Balance at the beginning of the year	Ps.	8,230,476	Ps.	3,521,838
Additions against income		3,203,982		6,118,454
Provision cancellation		(312,937)		(1,347,285)
Amount used		(54,387)		(62,531)

Balance at the end of the year(1)	Ps.	11,067,134	Ps.	8,230,476

(1)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

Provision for plugging of wells

PEMEX records a provision at present value for the future plugging cost of an oil production facility or pipeline at the time that it is built. Present value is determined based on discount rates ranging from 4.0% to 10.5% in 2017.

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

NOTE 19. DISCLOSURES OF CASH FLOW

The following items represent non-cash transactions and are presented for disclosure purposes:

	For the years ended December 31,
	2017	2016	2015
Operating activities
Employee benefits equity effect(i)	Ps. 12,038,710	Ps. 106,277,761	Ps. 78,556,569
Net (benefits) cost of the year for employee benefits(i)	108,073,074	109,738,416	(62,549,142)
Investing activities(ii)
Available-for-sale financial assets	5,564,130	207,817	(3,206,316)
Financing activities
Financed Public Works Contracts	—	146,217,292	2,001,093
Currency translation effect	(7,597,283)	21,386,902	13,262,101
Accrued interest	8,734,131	9,326,945	4,816,784

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

(i)	Items that do not impact cash flows but that reflect the actuarial valuation at the end of the year.
(ii)	Non-cash investing transactions are included in Note 12-d.

Material changes in liabilities from financing activities are disclosed in Note 15.

NOTE 20. INCOME TAXES AND FEDERAL DUTIES

The Ley de Ingresos sobre Hidrocarburos (“Hydrocarbons Revenue Law”) was published in the Official Gazette of the Federation on August 11, 2014, and came into effect, on January 1, 2015. The Hydrocarbons Revenue Law sets forth the new fiscal regime for Petróleos Mexicanos applicable to the assignments and the contracts that were established on such date. Likewise, every year the Federal Revenue Law is published in the Official Gazette of the Federation and includes specific regulations for Petroleos Mexicanos and the Subsidiary Entities.

Tax regime applicable to Assignments

The tax regime applicable to the exploration and production for the assignments granted to PEMEX by the Mexican Government includes the following taxes and duties:

a.	Derecho por la Utilidad Compartida “DUC” (Profit-sharing Duty).

As of January 1, 2015, Pemex Exploration and Production is obligated to pay a Profit-sharing Duty.

As of January 1, 2017 and 2016, the applicable rate of this duty was 67.50% and 68.75% respectively. The computation of this duty is based on the excess of the value of hydrocarbons produced during the fiscal year (including self-consumption, shrinkage and burning), minus certain permitted deductions by the Hydrocarbons Revenue Law, including part of the investments and some costs, expenses and duties. Pursuant to the Hydrocarbons Revenue Law, this duty decreases on an annual basis. As of January 1, 2019, this duty will be set at 65%.

During 2017, this duty totaled Ps. 372,902,629 from annual payments presented on March 31, 2018 paid as follows: Ps. 377,192,377, in monthly installment payments and a favorable balance amounting to Ps. 4,289,748, presented in accounts receivable, net line item in the statement of financial position.

During 2016, this duty totaled Ps. 304,299,019 from annual payments presented on April 3, 2017 paid as follows: Ps. 301,050,325, in monthly installment payments and a payable balance amounting to Ps. 3,248,694.

The accounting result differs from the tax result mainly due to differences in depreciation, non-deductible expenses and others. Such differences generate a deferred DUC.

Total DUC and other as of December 31, 2017 and 2016 are integrated as follows:

	2017		2016
DUC	Ps.	372,902,629	Ps.	304,299,019
DUC from prior years		2,095,429		—
Other		260,775		514,356
Deferred DUC benefit		(37,214,624)		(27,651,571)

Total DUC and other	Ps.	338,044,209	Ps.	277,161,804

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The principal factors generating the deferred DUC are the following:

	2017		2016
Deferred DUC asset:
Provisions	Ps.	541,360,940	Ps.	570,544,863

Total deferred DUC asset		541,360,940		570,544,863

Deferred Profit-sharing duty liability:
Wells, pipelines, properties, plant and equipment		(455,697,786)		(473,406,721)

Deferred DUC liability		(455,697,786)		(473,406,721)

Deferred asset net		85,663,154		97,138,142
Valuation reserve(1)		(20,796,959)		(69,486,571)

Net, deferred DUC asset	Ps.	64,866,195	Ps.	27,651,571

(1) PEMEX added to its valuation reserve since it estimates that some allowed deductions will not materialize in future years.

The expected expense for DUC is different from that which would result from applying the 65% rate to the tax base, as a result of the items mentioned below:

	2017	2016
Expected expense:	Ps. 127,436,912	Ps. 159,897,683
Increase (decrease) resulting from:
Non-cumulative profit	(514,780,219)	(423,761,673)
Non-deductible expenses	387,343,306	263,863,990
Production value	518,433,469	441,655,000
Deductible duties	(39,503,110)	(29,918,201)
Deferred DUC reserve	(48,689,612)	69,486,571
Deductions cap	(94,552,741)	(204,575,922)
DUC from prior years	2,095,429	—
Other	260,775	514,356

DUC-Profit-sharing duty expense	Ps. 338,044,209	Ps. 277,161,804

On August 18, 2017, the Official Gazette of the Federation published a decree, granting tax benefits for extraction activities in assignments with mature and / or marginal fields, substantially increasing the percentage of costs, expenses and investments that PEMEX could deduct for purposes of calculating the DUC. As a result, PEMEX received a tax benefit of Ps. 7,769,915.

On November 30, 2017, the Acuerdo por el que se reforman y adicionan diversas disposiciones de las Reglas de carácter general para definir los métodos de ajuste del valor de los hidrocarburos de los derechos sobre hidrocarburos (Agreement by which various provisions of the general rules are reformed and added to define the methods of adjusting the value of hydrocarbons and hydrocarbon rights)was published in the Official

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Gazette of the Federation, resulting in new calibrations and adjustments of existing formulas of calculating the value of hydrocarbons and hydrocarbon rights. As a result, PEMEX received an estimated tax benefit of Ps. 8,854,391.

The compensation of Ps. 2,186,963 was also authorized for the recognition of the fair economic value of the investments affected as a result of the allocation process for assignments to carry out hydrocarbon exploration and extraction activities, in accordance with the provisions of Transitory Article 21 of the Federation Income Law of 2017.

On April 18, 2016, a decree granting a fiscal benefit to Pemex Exploration and Production (assignee) was published in the Official Gazette of the Federation and increases the limit on the amount Pemex Exploration and Production can deduct for costs, expenses and investments in the calculation of its DUC, for onshore areas or in offshore areas with water depths lower than 500 meters. The benefit was granted to further the Mexican Government’s strategic hydrocarbon exploration and extraction activities through assignments, in light of historically low international hydrocarbons prices in late 2015 and early 2016 combined with historically low oil production in Mexico, thereby, together with other actions avoiding that the worldwide economic conditions had affected the national economy. The benefit obtained was Ps. 40,213,913. Additionally, the Mexican Government granted PEMEX a fiscal support on November 16, 2016 of Ps. 28,439,379. This benefit consisted of a tax credit against the DUC as a measure to mitigate the impact generated by the financial environment of the Mexican hydrocarbons exploration and extraction companies (assignees), as international energy prices continued to be depressed, which impacted the economies of several countries, including Mexico.

b.	Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty).

This duty is to be calculated using a rate based on a formula applicable to each type of hydrocarbon, the volume of production and utilizing the relevant market price for hydrocarbons in U.S. Dollars.

During 2017 Pemex Exploration and Production made payments of Ps. 58,523,125, which are included in the cost of sales line item.

c.	Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty).

The Mexican Government is entitled to collect a monthly payment of Ps. 1,214.21 per square kilometer of non-producing areas. After 60 months, this tax increases to Ps. 2,903.54 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index.

During 2017, Pemex Exploration and Production made payments under this duty, totaling Ps. 980,843, which are included in the cost of sales line item.

d.	Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Exploration and Extraction Hydrocarbons Duty).

The assignments granted by the Mexican Government create a tax on the exploration and extraction activities carried out in the corresponding area. The monthly tax paid during the exploration phase and until the extraction phase begins is Ps. 1,583.74 per square kilometer. During the extraction phase, the monthly tax from the start of the extraction phase and until the assignment ends is Ps. 6,334.98 per square kilometer. During 2017 payments for this tax amounted Ps. 3,986,112, which are included in the cost of sales line item.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

Licensing contracts require a payment to the Mexican Government calculated as a percentage of the “contractual value” of the hydrocarbons produced, as determined by the SHCP on a contract-by-contract basis.

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

Contracts for exploration and extraction granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of Ps. 1,583.74 per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax of Ps. 6,334.98 per square kilometer is payable from the starting date until the relevant contract for exploration and extraction is terminated.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Other applicable taxes

Beginning with the creation of the Subsidiary Entities during 2015, they became subject to the Income Tax Law and the Value Added Tax Law. Pemex Industrial Transformation is also subject to the Special Tax on Production and Services (IEPS Tax).

2017 indirect taxes are as listed below:

a.	IEPS Tax

IEPS Tax on the sale of automotive fuels: This is a tax imposed on domestic sales of automotive fuels, including gasoline and diesel, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2017 were: 4.30 pesos per liter of Magna gasoline; 3.64 pesos per liter of Premium gasoline and 4.73 pesos per liter of diesel. This fee is updated annually according to inflation and adjusted monthly by the tax authorities.

IEPS Tax to benefit Mexican states and municipalities: This tax is a quota on domestic sales of automotive fuels, including gasoline and diesel, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2017 were 38.00 cents per liter of Magna gasoline, 46.37 cents per liter of premium gasoline and 31.54 cents per liter of diesel. This rate is updated annually with inflation. The funds raised by this quota are allocated to the states and municipalities as provided in the Tax Coordination Law.

IEPS Tax on Fossil Fuels: This tax is a quota on the internal sales of fossil fuels, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2017 were 6.50 cents per liter for propane, 8.42 cents per liter for butane, 11.41 cents per liter for jet and other fuel, 13.64 cents per liter for turbosine and other kerosene, 13.84 cents per liter for diesel, 14.78 cents per liter for fuel oil and Ps. 17.15 per ton for petroleum coke. This rate is updated annually according to inflation.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

This tax is calculated by applying a rate of 30% to the tax result. Tax result is the excess of total revenues over the allowed deductions and tax losses from previous years.

Accounting income differs from taxable income primarily due to the effects of inflation and differences between depreciation and other non-deductible expenses.

For the years ended December 31, 2017, 2016 and 2015, Petroleos Mexicanos and its Subsidiary Companies incurred the following income tax expense (benefit):

	2017		2016		2015
Current income tax	Ps.	3,546,912	Ps.	6,201,842	Ps.	7,426,892
Deferred income tax		(9,334,064)		(18,842,211)		(53,014,159)

Total	Ps.	(5,787,152)	Ps.	(12,640,369)	Ps.	(45,587,267)

Income tax REFIPRE (Preferent Fiscal Regime)	Ps.	722,984	Ps.	—	Ps.	—

The principal factors generating the deferred income tax are the following:

	2016		Recognized in profit and loss		Recognized in OCI		2017

Deferred income tax asset:
Provisions	Ps.	5,906,581	Ps.	2,393,237	Ps.	—	Ps.	8,299,818
Employee benefits provision		125,973,332		4,902,275		(800,284)		130,075,323
Advance payments from clients		1,046,010		1,728,296		—		2,774,306
Accrued liabilities		2,269,561		(1,897,574)		—		371,987
Non-recoverable accounts receivable		778,179		(38,431)		—		739,748
Derivative financial instruments		223,518		(144,263)		—		79,255
Wells, pipelines, properties and equipment		458,273,897		(52,834,079)		—		405,439,818
Tax loss carryforwards(1)		43,327,737		(9,216,777)		—		34,110,960

Total deferred income tax asset		637,798,815		(55,107,316)		(800,284)		581,891,215
Valuation reserve(2)		(565,125,697)		64,560,772		—		(500,564,925)

Net deferred income tax asset		72,673,118		9,453,456		(800,284)		81,326,290

Deferred income tax liability:
Wells, pipelines, properties, plant and equipment		(3,632,294)		188,676		—		(3,443,618)
Other		(502,242)		(308,068)		—		(810,310)

Total deferred income tax liability		(4,134,536)		(119,392)		—		(4,253,928)

Net long-term deferred income tax liability	Ps.	68,538,582	Ps.	9,334,064	Ps.	(800,284)	Ps.	77,072,362

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

	2015		Recognized in profit and loss		Recognized in OCI and equity (3)		2016

Deferred income tax asset:
Provisions	Ps.	25,414,822	Ps.	(19,508,241)	Ps.	—	Ps.	5,906,581
Employee benefits provision		247,834,882		(119,837,137)		(2,024,413)		125,973,332
Advance payments from clients		1,015,357		30,653		—		1,046,010
Accrued liabilities		1,514		2,268,047		—		2,269,561
Non-recoverable accounts receivable		104,346		673,833		—		778,179
Derivative financial instruments		22,506		201,012		—		223,518
Wells, pipelines, properties and equipment		446,970,333		11,303,564		—		458,273,897
Tax loss carryforwards(1)		14,894,231		28,433,506		—		43,327,737

Total deferred income tax asset		736,257,991		(96,434,763)		(2,024,413)		637,798,815
Valuation reserve(2)		(681,357,607)		116,231,910		—		(565,125,697)

Net deferred income tax asset		54,900,384		19,797,147		(2,024,413)		72,673,118

Deferred income tax liability:
Wells, pipelines, properties, plant and equipment		(1,909,529)		(726,999)		(995,766)		(3,632,294)
Other		(274,305)		(227,937)		—		(502,242)

Total deferred income tax liability		(2,183,834)		(954,936)		(995,766)		(4,134,536)

Net long-term deferred income tax liability	Ps.	52,716,550	Ps.	18,842,211	Ps.	(3,020,179)	Ps.	68,538,582

(1)	Tax loss carryforwards expire in 2027.
(2)	Due to PEMEX’s estimate that not enough taxable income will be generated in future periods, a valuation reserve was recognized to account for the deferred income tax asset.
(3)	Includes effects from business combination in equity of Ps. (995,766).

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Expense attributable to the profit (loss) from continuing operations before income taxes was different from that which would result from applying the 30% rate to profit, as a result of the items listed below:

	For the years ended December 31,
	2017		2016		2015
Expected income tax expense	Ps.	(20,055,588)	Ps.	(14,901,324)	Ps.	(3,089,241)
Increase (decrease) resulting from:
Tax effect of inflation-net		14,302,118		8,098,213		(1,618,327)
Difference between accounting and tax depreciation		(3,713,920)		(1,765,183)		(107,231)
Non-deductible expenses		1,954,659		1,558,120		(1,921,515)
Others-net		(1,725,579)		(5,630,195)		(38,850,953)

Income tax expense	Ps.	(5,787,152)	Ps.	(12,640,369)	Ps.	(45,587,267)

As of December 31, 2017 and 2016, the net accumulated effect of actuarial gains and losses on deferred tax was Ps. 17,688,032 and Ps. 16,887,748, respectively. In addition, as of December 31, 2017 and 2016, the deferred tax effect of actuarial gains and losses from Petróleos Mexicanos and PMI CIM are presented in comprehensive (loss) income in the amounts of Ps. (800,284) and Ps. (2,024,413), respectively. As of December 31, 2015, the deferred tax effect of PMI CIM’s performance was Ps. (124,285).

NOTE 21. EQUITY (DEFICIT), NET

a.	Certificates of Contribution “A”

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

On August 3, 2016, the Mexican Government issued Ps. 184,230,586 in exchange for the Ps. 50,000,000 non-negotiable promissory note issued to Petróleos Mexicanos on December 24, 2015, which was recognized as a Ps. 135,439,612 increase in equity. The Ps. 135,439,612 increase in equity was the result of the Ps. 184,230,586 value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which Petróleos Mexicanos received the promissory notes (see Note 14).

PEMEX’s permanent equity is as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2015	Ps.	194,604,835
Increase in Certificates of Contribution “A” during 2016		161,939,612

Certificates of Contribution “A” as of December 31, 2016		356,544,447
Increase in Certificates of Contribution “A” during 2017		—

Certificates of Contribution “A” as of December 31, 2017	Ps.	356,544,447

b.	Mexican Government contributions

As of December 31, 2017 and 2016 there were no Mexican Government contributions.

c.	Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

As of December 31, 2017 and 2016, there were no changes to the legal reserve.

d.	Accumulated deficit from prior years

PEMEX has recorded negative earnings in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity (see Note 2-b). The Mexican Government has focused its recent efforts on consolidating PEMEX’s institutional strategy, including the approval of amendments to the Mexican Constitution published as the Energy Reform Decree on December 20, 2013, which permit it greater autonomy in decision-making and enhanced operational viability (see Note 1).

e.	Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Private Bank & Trust Cayman Limited; the option was not exercised and was terminated on July 20, 2015. On July 1, 2015, PEMEX also entered into a new option agreement with SML Trustees Limited to acquire 100% of the shares of Pemex Finance, Ltd, which allows PEMEX to have control over Pemex Finance Ltd. because of the potential voting rights. As of the date of these consolidated financial statements the option agreement has not been exercised. As a result, the financial results of Pemex Finance, Ltd. are included in these consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. are presented in the

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

consolidated statements of changes in equity (deficit), net as “non-controlling interest,” and as net income and comprehensive income for the year, attributable to non-controlling interest, in the consolidated statements of comprehensive income, due to the fact that PEMEX does not currently own any of the shares of Pemex Finance, Ltd.

Similarly, because PEMEX does not currently own all of the shares of PMI CIM, HJ BARRERAS and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

As of December 31, 2017 and 2016, non-controlling interest represented gains of Ps. 965,107 and Ps. 976,705, respectively, in PEMEX’s equity (deficit).

NOTE 22. OTHER REVENUES AND EXPENSES-NET

Other revenues and expenses-net for each of the years ended December 31, 2017, 2016 and 2015, was as follows:

	2017		2016		2015
Revenues:
Claims recovery	Ps.	16,386,250	Ps.	3,695,217	Ps.	1,975,281
Fiscal support (Profit-sharing duty) (see Note 20a.)		—		28,439,379		—
Other income for services		4,720,546		4,266,854		3,953,888
Price of sale share (see Note 11-iii)		3,139,103		22,684,736		—
Other		4,277,207		14,228,801		6,992,954
Revenues from reinsurance premiums		1,986,568		3,694,026		1,497,779
Franchise fees		917,934		1,059,333		1,148,528
Bidding terms, sanctions, penalties and other		825,956		3,223,437		1,262,458
Gain on sale of fixed assets		—		2,687,652		—
Assets value transferred to CENAGAS		—		7,450,931		—
Negative IEPS		—		—		2,519,126

Total other revenues		32,253,564		91,430,366		19,350,014

Expenses:
Loss in the Assets value transferred to CENAGAS		—		(35,333,411)		—
Disposal of assets		(8,447,031)		(2,140,943)		(3,364,063)
Transportation and distribution of natural gas		(6,652,878)		(8,830,967)		(369,317)
Other		(7,927,150)		(3,581,036)		(726,589)
Claims		(3,640,036)		(4,757,116)		(12,527,548)
Loss in the sale of associates		(412,393)		(7,473,698)		—
Impairment of goodwill		—		(4,007,018)		—
Services provided		—		(2,656,571)		(3,237,984)

Total other expenses		(27,079,488)		(68,780,760)		(20,225,501)

Other revenues and expenses-net	Ps.	5,174,076	Ps.	22,649,606	Ps.	(875,487)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

NOTE 23. RELATED PARTIES

Directors and employees of Petróleos Mexicanos and the Subsidiary Entities are subject to regulations related conflict of interest such as the Petróleos Mexicanos Law, Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials) and the Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus Empresas Productivas Subsidiarias y, en su caso, Empresas Filiales (Anticorruption Policies and Guidelines for Petróleos Mexicanos, its Subsidiary Productive Companies and, where applicable, Subsidiary Companies). Under these provisions, PEMEX’s directors and employees are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Secretary of Energy, Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos since December 2012, as well as certain members of his family, have held ownership interests since prior to Mr. Pedro Joaquín Coldwell’s appointment to the Board of Directors and through October of 2017 in companies that have entered into agreements with Pemex-Refining, which are now obligations of Pemex Industrial Transformation, for the sale and purchase of gasoline and other products by certain retail service stations and a wholesale distributor, as well as the performance of other related activities, as provided below:

Company	Name	Ownership share
Servicio Cozumel, S. A. de C. V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell(1)	60%
	Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
	Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
Planta de Combustible Cozumel, S. A. de C. V. (which operates as a wholesale distributor)	Fideicomiso Testamentario(2)	57%
	Mr. Pedro Joaquín Coldwell(1)	40%
Gasolinera y Servicios Juárez, S. A. de C. V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell(1)	40%
	Fideicomiso Testamentario(3)	40%
	Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell)	20%
Combustibles Caleta, S. A. de C. V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell(1)	20%
	Mr. Pedro Oscar Joaquín Delbouis	20%
	Mr. Nassim Joaquín Delbouis	20%
	Fideicomiso Testamentario(4)	20%
	Mr. Ignacio Nassim Ruiz Joaquín	20%
Combustibles San Miguel, S. A. de C. V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell(1)	25%
	Mr. Pedro Oscar Joaquín Delbouis	25%
	Mr. Nassim Joaquín Delbouis	25%
	Mr. Ignacio Nassim Ruiz Joaquín	25%

(1)	In November, 2017, Mr. Pedro Joaquín Coldwell transmitted all of his shares in these companies to a management and investment trust held at Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte.
(2)	60% of these shares were owned by Fausto Nassim Joaquín Ibarra (father of Pedro Joaquín Coldwell), until his death in June of 2016, after which 57% of these shares became property of an investment, management and testamentary revocable trust, which is referred to as the Testamentary Trust. 50% of the voting rights of these shares are currently exercised by Mr. Pedro Oscar Joaquín Delbouis, and 50% are exercised by Mr. Nassim Joaquín Delbouis.
(3)	40% of these shares were owned by Fausto Nassim Joaquín Ibarra until his death in June of 2016, after which these shares became property of the Testamentary Trust. 100% of the voting rights of these shares are currently exercised by Mr. Pedro Joaquín Coldwell.
(4)	20% of these shares were owned by Fausto Nassim Joaquín Ibarra until his death in June of 2016, after which these shares became property of the Testamentary Trust. 50% of the voting rights of these shares are currently exercised by Mr. Pedro Oscar Joaquín Delbouis, and 50% are exercised by Mr. Nassim Joaquín Delbouis.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

For the years ended December 31, 2017, 2016 and 2015, the aggregate compensation of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 50,749, Ps. 49,165 and Ps. 116,930, respectively. Retirement and former employee benefits are granted as described in Note 17. Except in the case of the professional members, with respect to the previous Board of Directors of Petróleos Mexicanos and the boards of directors of the existing Subsidiary Entities, and the independent members, with respect to the new Board of Directors of Petróleos Mexicanos, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2017, 2016 and 2015 to the professional members of the previous Board of Directors of Petróleos Mexicanos and boards of directors of the existing Subsidiary Entities was approximately Ps. 7,525, Ps. 8,339, and Ps. 17,899, respectively.

b.	Salary Advances

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers’ Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Empresas Productivas Subsidiarias (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2017 was Ps. 3,466 and at December 31, 2016 was Ps. 2,415. The amount of salary advances outstanding to executive officers at March 31, 2018 was Ps. 2,363.

NOTE 24. COMMITMENTS

a.	PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

b.

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2016 and 2015, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 7,506,619 and Ps. 8,646,726, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right or the obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2018	Ps.	773,047
2019		783,197
2020		785,670
2021		786,323
2022		782,584
2023 and thereafter		3,595,798

Total	Ps.	7,506,619

c.	As of December 31, 2017, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken.

As of December 31, 2017 and 2016, the estimated value of these contracts was as follows:

Maturity	2017		2016
Up to 1 year	Ps.	5,533,174	Ps.	7,366,247
1 to 3 years		1,891,557		2,518,207
4 to 5 years		1,856,006		2,470,878
More than 5 years		3,123,173		4,157,843

Total	Ps.	12,403,910	Ps.	16,513,175

d.	As of December 31, 2017 and 2016, Pemex Exploration and Production, has in operation certain integrated exploration and production contracts (“Integrated E&P Contracts”) for the development of mature fields in the Altamira, Ébano, Nejo, Pánuco and San Andrés blocks in the Northern region of Mexico and Magallanes, Santuario and Carrizo blocks in the Southern region of Mexico, respectively. Each contract has a term of up to 25 years. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX’s cash flow from the particular block subject to each contract. During 2017, PEMEX made payments pursuant to the Integrated E&P Contracts in the Northern region of Ps. 6,594,486 and in the Southern region of Ps. 727,331. During 2016, PEMEX made payments pursuant to the Integrated E&P Contracts in the Northern region of Ps. 7,026,822 and in the Southern region of Ps. 524,475. As of December 31, 2017 there is no outstanding liability due to the fact that the available cash flow has an annual maturity and has not yet matured. Additionally, these contracts are in the process of being migrated to a new EEC.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

e.	As of December 31, 2017 and 2016, the estimated value of the contracts that PEMEX has entered into with several contractors for the development of various infrastructure and services works was as follows:

Maturity	2017		2016
Up to 1 year	Ps.	229,738,368	Ps.	347,606,848
1 to 3 years		196,335,411		281,563,607
4 to 5 years		123,159,215		69,541,826
More than 5 years		149,672,236		119,281,849

Total	Ps.	698,905,230	Ps.	817,994,130

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

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2017 and 2016, PEMEX had accrued a reserve of Ps. 7,812,689 and Ps. 15,119,692, respectively, for these contingent liabilities. As of December 31, 2017, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•	On April 4, 2011, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/1117071) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. On May 3, 2017, the proceeding was closed for a judgment to be issued. As of the date of these financial statements, a resolution from the Second Section of the Superior Court of the Tax and Administrative Federal Court is still pending.

•	In June 2016, Pemex Exploration and Production was summoned before the Juzgado Octavo de Distrito en Materia Civil (“Eighth Civil District Court”) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II), seeking approximately U.S.$120,856 related to expenses and damages, in connection with a public work agreement executed between them. On November 9, 2017, a judgment was issued finding the Eighth Civil District Court lacked jurisdiction over this case. Both parties filed appeals against this resolution. As of the date of these financial statements, a final resolution is still pending.

•	On June 11, 2015, the Segunda Sala Regional del Noreste (“Second Regional Northeast Court”) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbon spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this resolution and responded to the amended claim on February 17, 2017. The trial is in the evidentiary stage. The appointment of an independent expert related to environmental issues is still pending. A final judgment is still pending.

•	On July 8, 2011, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Chief Executive Officer of Petróleos Mexicanos and the Chief Executive Officer of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (“Hidalgo-Mexico Second Regional Court”) of the Tax Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation for the cancellation of its alleged petroleum rights concessions and damages for up to Ps.1,552,730. On August 20, 2014, the proceeding was sent to the Segunda Sección de la Sala Superior (“Second Section of The Superior Court”) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-s2-07-04). On October 29, 2014, the proceeding was returned to the Second Regional Court to correct a procedural error. A new term to file pleas was approved. On September 7, 2017, a motion was filed questioning a signature’s authenticity. In December 2017, a documentary expert’s opinion was filed by the plaintiff and a new expert was designated by Pemex Exploration and Production. The acceptance of this designation is still pending. As of the date of these financial statements, a final resolution is still pending.

•	On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (“SUBSEA 7”) seeking U.S.$153,000 related to additional expenses in connection with a pipelines construction contract. A response by the defendant is still pending as of the date of these financial statements.

•	On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S.$ 12.82 and to have the settlement certificate dated March 22, 2017 related to services agreement declared null and void. On September 25, 2017 Pemex Exploration and Production filed a response to this claim. As of the date of these financial statements, a final resolution is still pending.

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

Pursuant to an ordinary session held by the Board of Directors on August 23, 2013, Petróleos Mexicanos established policies for the granting of mutual guarantees, loans or any type of credit in favor of the Subsidiary Entities and Subsidiary Companies; in accordance with these policies, the Corporate Finance Department issues an opinion with its risk analysis, financial valuation, budget sufficiency, accounting treatment and conclusions.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Additionally, Pemex Logistics has granted the following corporate guarantees in connection with the exploration and extraction contracts entered into Pemex Exploration and Production, as required by the NHC:

•	Exploration and extraction of hydrocarbons under the deep-water license modality, Trión field (Tender CNH-A1-TRION / 2016), of US $4,000,000.

•	Exploration and extraction of the contract area 3 Cinturón plegado perdido (Tender CNHR01- L04 / 2015), of US $3,333,000.

•	Extraction of hydrocarbons under shared production contract of the Ek-Balam fields, of U.S. $5,000,000.

•	Extraction of hydrocarbons in contractual area Santuario and El Golpe 3 field, of U.S. $320,000.

•	Exploration and extraction of hydrocarbons under shared production contract, contractual area 2 Tampico-Misantla, of U.S. $1,750,000.

•	Exploration and extraction of hydrocarbons under shared production contract, contractual area 8 Cuencas del Sureste, of U.S. $1,250,000.

•	Exploration and extraction of hydrocarbons shared production contract, assignment AE-0398-Mission of U.S. $255,000.

•	Extraction of hydrocarbons under license agreement, Ogarrio field of U.S. $250,000.

•	Extraction of hydrocarbons under license agreement, Cárdenas and Mora fields, of U.S. $250,000.

Certain other Subsidiary Entities have also granted guarantees and other contingencies.

PEMEX considers the probability it needs to make a disbursement of cash, for the guarantees granted and in effect as of December 31, 2017 remote.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

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

PMX FP carried out the purchase price allocation (PPA) of the Fertinal acquisition in accordance with International Financial Reporting Standard 3 “Business Combination”. It was determined that net assets acquired amounted to Ps. 315,808 and a goodwill of Ps. 4,007,018. As of December 31, 2016, a calculation of the impairment of goodwill resulted in the complete cancellation of that amount. The impairment of goodwill is recognized in the consolidated statement of comprehensive income in other income (expenses), net. See Note 22.

PEMEX intends to incorporate Fertinal into the gas-ammonia solid fertilizers value chain in order to strengthen its ability to offer a wide range of fertilizers and to cover approximately 50% of the domestic market, and is also assessing the possibility of selling the integrated business in the future.

NOTE 27. SUBSEQUENT EVENTS

During the period from January 1 to April 27, 2018, PEMEX participated in the following financing activities:

•	On February, 12, 2018, Petróleos Mexicanos issued U.S. $4,000,000 of debt securities under its U.S. $92,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $2,500,000,000 5.35% Notes due 2028 and (2) U.S. $1,500,000,000 6.35% Bonds due 2048. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On February 12, 2018, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $952,454, aggregate principal amount of its outstanding 5.500% Bonds due 2044 for U.S. $881,899, aggregate principal amount of its new 6.350% Bonds due 2048 and (2) U.S. $1,021,065, aggregate principal amount of its outstanding 5.6250% Bonds due 2046 for U.S. $946,764, aggregate principal amount of its 6.350% Bonds due 2048.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

•	On March 5, 2018, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $138,598, aggregate principal amount of its outstanding 3.125% Notes due 2019, U.S. $558,644 aggregate principal amount of its outstanding 5.500% Notes due 2019, U.S. $91,843 aggregate principal amount of its outstanding 8.000% Notes due 2019, U.S. $183,017 aggregate principal amount of its outstanding 6.000% Notes due 2020 and U.S. $817,303 aggregate principal amount of its outstanding 3.500% Notes due 2020.

Between January 1 to April 27, 2018, PMI HBV obtained U.S. $7,126,000 and repaid U.S. $6,126,000 in financing from its revolving credit lines. As of April 27, 2018, the outstanding amount under these revolving credit lines was U.S. $1,227,500.

As of April 27, 2018, the Mexican peso-U.S. dollar exchange rate was Ps. 19.0530 per U.S. dollar, which represents a 3.7% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2017, which was Ps. 19.7867 per U.S. dollar.

As of April 27, 2018, the weighted average price of the crude oil exported by PEMEX was U.S. $60.89 per barrel. This represents a price increase of approximately 8.3% as compared to the average price as of December 31, 2017, which was U.S. $56.19 per barrel.

In March 2018, Pemex Exploration and Production was summoned before the International Centre for Dispute Resolution of the American Arbitration Association in connection with an arbitration claim (No. 01-18-0001-1499) filed by Loadmaster Universal Rigs, Inc., Loadmaster Drilling Technologies, LLC, Ulterra Drilling Technologies Mexico, S.A. de C.V. and Kennedy Fabricating, LLC seeking U.S. $139,870 in connection with the construction and acquisition of modular drilling equipment. Pemex Exploration and Production is currently analyzing the legal actions available to it in response to this claim.

NOTE 28. SUBSIDIARY GUARANTOR INFORMATION

The following consolidating information presents: (i) condensed consolidated statements of financial position at December 31, 2017 and 2016 and condensed consolidated statements of comprehensive income and cash flows for the years ended December 31, 2017, 2016 and 2015 of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).

These condensed consolidated statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services (collectively, the “Subsidiary Guarantors”) and Pemex Ethylene and Pemex Fertilizers are 100%-owned subsidiaries of the Mexican Government. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full, unconditional, joint and several. Pemex Ethylene, Pemex Fertilizers, Pemex Finance, Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”).

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The following table sets forth, as of December 31, 2017, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S. $)
5.75% Guaranteed Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	834,688

6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,750,000

6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	491,175

8.625% Bonds due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	160,245

8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	106,507

9 1⁄4% Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	107,109

9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	219,217

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

The following table sets forth, as of December 31, 2017, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
8.00% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,312,015

9 1⁄4% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	9,296

9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	102,149

3.500% Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	355,356

Floating Rate Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	498,570

6.000% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	995,364

5.50% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,962,047

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
3.500% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,099,730

4.875% Notes due 2024	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,499,136

6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	999,000

6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	3,000,000

4.875% Bonds 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,097,055

3.125% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	325,778

3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,465,367

5.50% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,657,962

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.375% Bonds due en 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,999,980

5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,996,226

4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,489,718

4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	998,435

5.500% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	740,851

6.375% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,247,668

6.875% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,970,334

4.625% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,055,498

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)

6.750% Notes due 2047	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	3,671,628

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2017 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2017

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	46,959,103	Ps.	18,815,345	Ps.	32,077,306	Ps.	—	Ps.	97,851,754
Accounts receivable and other, net, and derivative financial instruments		83,119,394		38,105,354		79,533,940		—		200,758,688
Accounts receivable—inter-company		311,148,593		1,380,100,592		86,354,837		(1,777,604,022)		—
Inventories		509,375		32,357,125		30,992,430		—		63,858,930
Available-for-sale financial assets		—		—		1,056,918		—		1,056,918

Total current assets		441,736,465		1,469,378,416		230,015,431		(1,777,604,022)		363,526,290
Long-term receivables—intercompany		1,823,276,758		285		3,597,880		(1,826,874,923)		—
Investments in joint ventures and associates		(465,832,399)		82,668		16,611,681		465,845,414		16,707,364
Wells, pipelines, properties, plant and equipment-net		12,444,376		1,370,974,060		53,090,890		—		1,436,509,326
Long-term notes receivables		147,286,367		1,206,542		—		—		148,492,909
Deferred taxes		59,691,528		84,443,897		2,057,060		—		146,192,485
Intangible assets		—		9,088,563		—		—		9,088,563
Other assets		2,209,579		4,846,078		4,429,520		—		11,485,177

Total assets	Ps.	2,020,812,674	Ps.	2,940,020,509	Ps.	309,802,462	Ps.	(3,138,633,531)	Ps.	2,132,002,114

Liabilities
Current liabilities
Current portion of long-term debt	Ps.	137,947,110	Ps.	5,386,564	Ps.	13,875,793	Ps.	—	Ps.	157,209,467
Accounts payable—inter-company		1,240,490,891		434,556,688		93,140,905		(1,768,188,484)		—
Other current liabilities		23,435,614		157,589,107		50,892,997		—		231,917,718

Total current liabilities		1,401,873,615		597,532,359		157,909,695		(1,768,188,484)		389,127,185
Long-term debt		1,824,829,579		40,262,391		15,573,634		—		1,880,665,604
Long-term payables—inter-company		—		1,830,150,615		6,139,845		(1,836,290,460)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		297,028,436		1,057,191,286		10,341,988		—		1,364,561,710

Total liabilities		3,523,731,630		3,525,136,651		189,965,162		(3,604,478,944)		3,634,354,499
Equity (deficit), net		(1,502,918,956)		(585,116,142)		119,837,300		465,845,413		(1,502,352,385)

Total liabilities and equity	Ps.	2,020,812,674	Ps.	2,940,020,509	Ps.	309,802,462	Ps.	(3,138,633,531)	Ps.	2,132,002,114

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2016

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	92,503,607	Ps.	9,732,503	Ps.	61,296,403	Ps.	—	Ps.	163,532,513
Accounts receivable and other, net, and derivative financial instruments		6,604,595		75,760,079		55,713,323		—		138,077,997
Accounts receivable—inter-company		440,645,367		1,684,782,235		70,268,246		(2,195,695,848)		—
Inventories		446,954		29,270,943		16,174,163		—		45,892,060
Available-for-sale financial assets		—		—		2,852,679		—		2,852,679
Held-for-sale non-financial assets		—		7,460,674		—		—		7,460,674

Total current assets		540,200,523		1,807,006,434		206,304,814		(2,195,695,848)		357,815,923
Available-for-sale financial assets		—		—		6,027,540		—		6,027,540
Long-term receivables—intercompany		1,740,519,399		289		6,384,944		(1,746,904,632)		—
Investments in joint ventures and associates		(250,108,630)		396,681		20,327,813		250,121,645		20,737,509
Wells, pipelines, properties, plant and equipment-net		12,596,722		1,595,655,580		59,489,946		—		1,667,742,248
Long-term notes receivables		140,579,974		8,027,628		—		—		148,607,602
Deferred taxes		59,162,878		40,341,615		820,196		—		100,324,689
Restricted cash		—		9,624,804		853,822		—		10,478,626
Intangible assets		—		8,639,242		—		—		8,639,242
Other assets		1,824,104		2,707,788		4,980,753		—		9,512,645

Total assets	Ps.	2,244,774,970	Ps.	3,472,400,061	Ps.	305,189,828	Ps.	(3,692,478,835)	Ps.	2,329,886,024

Liabilities
Current liabilities
Current portion of long-term debt		157,937,631		7,381,095		10,847,462		—		176,166,188
Accounts payable—inter-company		1,265,244,986		854,106,939		68,510,835		(2,187,862,760)		—
Other current liabilities		34,913,773		169,182,239		45,927,686		—		250,023,698

Total current liabilities		1,458,096,390		1,030,670,273		125,285,983		(2,187,862,760)		426,189,886
Long-term debt		1,737,332,174		46,090,919		23,581,449		—		1,807,004,542
Long-term payables—inter-company		—		1,746,433,870		8,303,850		(1,754,737,720)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		282,902,667		1,035,019,339		11,777,737		—		1,329,699,743

Total liabilities		3,478,331,231		3,858,214,401		168,949,019		(3,942,600,480)		3,562,894,171
Equity (deficit), net		(1,233,556,261)		(385,814,340)		136,240,809		250,121,645		(1,233,008,147)

Total liabilities and equity	Ps.	2,244,774,970	Ps.	3,472,400,061	Ps.	305,189,828	Ps.	(3,692,478,835)	Ps.	2,329,886,024

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2017

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	—	Ps.	1,713,914,703	Ps.	1,096,752,930	Ps.	(1,424,768,483)	Ps.	1,385,899,150
Services income		50,399,983		140,934,022		2,646,144		(182,849,580)		11,130,569

Total sales revenues		50,399,983		1,854,848,725		1,099,399,074		(1,607,618,063)		1,397,029,719
Impairment of wells, pipelines, properties, plant and equipment		—		145,302,407		6,142,153		—		151,444,560
Cost of sales		2,007,814		1,447,640,131		1,083,297,610		(1,528,740,675)		1,004,204,880

Gross income		48,392,169		261,906,187		9,959,311		(78,877,388)		241,380,279
Other revenues (expenses), net		(341,521)		(12,443,660)		(4,664,096)		22,623,353		5,174,076

General expenses:
Transportation, distribution and sale expenses		—		26,136,674		1,297,558		(5,544,562)		21,889,670
Administrative expenses		59,141,391		105,920,390		5,883,200		(51,005,527)		119,939,454

Total general expenses		59,141,391		132,057,064		7,180,758		(56,550,089)		141,829,124

Operating income		(11,090,743)		117,405,463		(1,885,543)		296,054		104,725,231
Financing income		143,676,367		134,401,598		3,185,195		(265,097,307)		16,165,853
Financing cost		(236,929,035)		(141,900,236)		(3,616,530)		264,801,253		(117,644,548)
Derivative financial instruments income (cost), net		27,670,991		(1,608,039)		(724,628)		—		25,338,324
Foreign exchange income , net		6,837,171		15,807,988		538,963		—		23,184,122
Profit (loss) sharing in joint ventures and associates		(211,567,169)		409,955		(49,515)		211,567,169		360,440

Income (loss) before taxes, duties and other		(281,402,418)		124,516,729		(2,552,058)		211,567,169		52,129,422
Total taxes, duties and other		(557,520)		331,001,261		2,536,300		—		332,980,041

Net (loss) income for the year		(280,844,898)		(206,484,532)		(5,088,358)		211,567,169		(280,850,619)
Total other comprehensive result		4,728,640		6,841,586		(63,845)		—		11,506,381

Total comprehensive result for the year	Ps.	(276,116,258)	Ps.	(199,642,946)	Ps.	(5,152,203)	Ps.	211,567,169	Ps.	(269,344,238)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2016

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	—	Ps.	1,361,538,624	Ps.	828,143,332	Ps.	(1,124,563,366)	Ps.	1,065,118,590
Services income		46,330,245		98,959,131		1,970,055		(138,284,789)		8,974,642

Total sales revenues		46,330,245		1,460,497,755		830,113,387		(1,262,848,155)		1,074,093,232
(Reversal) impairment of wells, pipelines, properties, plant and equipment		—		(330,037,834)		(1,276,509)		—		(331,314,343)
Cost of sales		1,236,921		1,244,388,072		809,156,778		(1,188,959,550)		865,822,221

Gross income		45,093,324		546,147,517		22,233,118		(73,888,605)		539,585,354
Other revenues (expenses), net		(312,611)		20,713,184		2,915,837		(666,804)		22,649,606

General expenses:
Transportation, distribution and sale expenses		—		50,948,771		945,489		(26,663,020)		25,231,240
Administrative expenses		57,437,455		96,884,031		7,050,271		(48,718,224)		112,653,533

Total general expenses		57,437,455		147,832,802		7,995,760		(75,381,244)		137,884,773

Operating income		(12,656,742)		419,027,899		17,153,195		825,835		424,350,187
Financing income		123,266,281		67,542,768		3,526,378		(180,586,172)		13,749,255
Financing cost		(160,824,632)		(114,271,762)		(3,602,868)		179,854,798		(98,844,464)
Derivative financial instruments (cost) income, net		(12,052,200)		3,172		(1,951,959)		—		(14,000,987)
Foreign exchange loss, net		(20,531,005)		(232,714,446)		(767,292)		—		(254,012,743)
Profit (loss) sharing in joint ventures and associates		(117,347,803)		628,357		1,507,488		117,347,803		2,135,845

Income (loss) before taxes, duties and other		(200,146,101)		140,215,988		15,864,942		117,442,264		73,377,093
Total taxes, duties and other		(8,834,626)		266,155,181		7,200,880		—		264,521,435

Net (loss) income for the year		(191,311,475)		(125,939,193)		8,664,062		117,442,264		(191,144,342)
Total other comprehensive result		10,126,560		96,032,433		21,713,488		—		127,872,481

Total comprehensive result for the year	Ps.	(181,184,915)	Ps.	(29,906,760)	Ps.	30,377,550	Ps.	117,442,264	Ps.	(63,271,861)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2015

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	15,556	Ps.	1,523,767,800	Ps.	803,623,324	Ps.	(1,173,956,323)	Ps.	1,153,450,357
Services income		16,897,139		16,815,589		2,585,617		(27,988,310)		8,310,035

Total sales revenues		16,912,695		1,540,583,389		806,208,941		(1,201,944,633)		1,161,760,392
Impairment of wells, pipelines, properties, plant and equipment		—		476,276,159		1,668,531		—		477,944,690
Benefit from change in pension plan				(83,657,496)		(8,519,593)		—		(92,177,089)
Cost of sales		2,695,423		1,280,404,059		791,147,745		(1,182,282,621)		891,964,606

Gross income		14,217,272		(132,439,333)		21,912,258		(19,662,012)		(115,971,815)
Other (expenses) revenues, net		(19,805)		(6,073,003)		3,326,421		1,890,900		(875,487)

General expenses:
Transportation, distribution and sale expenses		—		32,870,908		2,921,430		(6,863,699)		28,928,639
Administrative expenses		59,923,878		52,832,029		10,638,127		(10,921,939)		112,472,095
Benefit from change in pension plan		(46,031,780)		(50,394,477)		(7,434,698)		—		(103,860,955)
Total general expenses		13,892,098		35,308,460		6,124,859		(17,785,638)		37,539,779

Operating income		305,369		(173,820,796)		19,113,820		14,526		(154,387,081)
Financing income		108,543,665		28,639,034		3,478,434		(125,670,274)		14,990,859
Financing cost		(85,544,060)		(104,453,148)		(3,306,776)		125,530,391		(67,773,593)
Derivative financial instruments (cost) income, net		(22,803,663)		6,463		1,347,323		—		(21,449,877)
Foreign exchange loss, net		(14,829,436)		(139,623,910)		(312,228)		—		(154,765,574)
(Loss) profit sharing in joint ventures and associates		(749,963,960)		198,786		2,119,329		749,963,960		2,318,115

(Loss) income before taxes, duties and other		(764,292,085)		(389,053,571)		22,439,902		749,838,603		(381,067,151)
Total taxes, duties and other		(51,982,560)		376,649,369		6,833,438		—		331,500,247

Net (loss) income for the year		(712,309,525)		(765,702,940)		15,606,464		749,838,603		(712,567,398)
Total other comprehensive result		10,980,787		56,585,790		21,045,777		—		88,612,354

Total comprehensive result for the year	Ps.	(701,328,738)	Ps.	(709,117,150)	Ps.	36,652,241	Ps.	749,838,603	Ps.	(623,955,044)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2017

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income for the year	Ps.	(280,844,898)	Ps.	(206,484,532)	Ps.	(5,082,639)	Ps.	211,561,450	Ps.	(280,850,619)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		1,155,881		152,607,943		2,940,689		—		156,704,513
Impairment of wells, pipelines, properties, plant and equipment		—		145,302,407		6,142,153		—		151,444,560
Unsuccessful wells		—		6,164,624		—		—		6,164,624
Exploration costs		—		(1,447,761)		—		—		(1,447,761)
Disposal of wells, pipelines, properties, plant and equipment		433,391		14,687,229		1,943,051		—		17,063,671
Gain on sale of share in joint ventures and associates		—		(3,139,103)		—		—		(3,139,103)
Disposal of held—for—sale current non—financial assets		—		2,808,360		—		—		2,808,360
Dividends		—		—		(180,675)		—		(180,675)
Effects of net present value of reserve for well abandonment		—		7,774,000		—		—		7,774,000
Profit (loss) sharing in investments		211,567,169		(409,955)		49,515		(211,567,169)		(360,440)
Decrease on available—for-sale financial assets		—		—		1,360,205		—		1,360,205
Net loss on available-for-sale financial assets		—		—		3,523,748		—		3,523,748
Unrealized foreign exchange loss (gain)		(13,526,153)		(1,585,910)		(1,573,376)		—		(16,685,439)
Interest expense		100,545,114		15,736,420		1,363,014		—		117,644,548
Funds (used in) from operating activities:
Accounts receivable, accounts payable and derivative financial instruments		(88,496,967)		(14,214,566)		(20,789,692)		—		(123,501,225)
Inventories		(62,421)		(3,086,181)		(14,818,268)		—		(17,966,870)
Other assets		(7,091,867)		(483,389)		551,233		—		(7,024,023)
Employee benefits		18,829,768		31,489,785		(254,157)		—		50,065,396
Inter-company charges and deductions		7,284,124		(114,968,213)		514,270		107,169,819		—

Cash flows (used in) from operating activities		(50,206,859)		30,751,158		(24,310,929)		107,164,100		63,397,470
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(1,436,926)		(87,274,561)		(3,147,978)		—		(91,859,465)
Resources from sale available-for-sale financial assets		—		—		8,026,836		—		8,026,836
Resources from sale of shares in associates		—		3,863,072		(721,362)		—		3,141,710
(Increase) decrease due to Inter-company investing		25,611,359		—		—		(25,611,359)		—

Cash flows used in investing activities		24,174,433		(83,411,489)		4,157,496		(25,611,359)		(80,690,919)
Financing activities:
Loans obtained from financial institutions		401,947,349		—		302,768,119		—		704,715,468
Debt payments, principal only		(327,703,729)		(7,981,937)		(306,374,153)		—		(642,059,819)
Interest paid		(93,755,698)		(13,991,633)		(1,163,086)		—		(108,910,417)
Inter-company increase (decrease) financing		—		83,716,743		(2,164,002)		(81,552,741)		—

Cash flows provided by financing activities:		(19,512,078)		61,743,173		(6,933,122)		(81,552,741)		(46,254,768)

Net (decrease) increase in cash and cash equivalents		(45,544,504)		9,082,842		(27,086,555)		—		(63,548,217)
Effects of change in cash value		—		—		(2,132,542)		—		(2,132,542)
Cash and cash equivalents at the beginning of the year		92,503,607		9,732,503		61,296,403		—		163,532,513

Cash and cash equivalents at the end of the year	Ps.	46,959,103	Ps.	18,815,345	Ps.	32,077,306	Ps.	—	Ps.	97,851,754

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2016

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income for the year	Ps.	(191,311,476)	Ps.	(139,410,398)	Ps.	22,160,755	Ps.	117,416,777	Ps.	(191,144,342)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		1,066,033		146,545,307		2,828,151		—		150,439,491
(Reversal) impairment of wells, pipelines, properties, plant and equipment		—		(330,037,834)		(1,276,509)		—		(331,314,343)
Unsuccessful wells		—		29,106,084		—		—		29,106,084
Exploration costs		—		(2,022,826)		—		—		(2,022,826)
Disposal of wells, pipelines, properties, plant and equipment		320,599		2,658,625		792,063		—		3,771,287
Loss in sale of fixed assets		—		27,882,480		—		—		27,882,480
Gain on sale of share in joint ventures and associates		—		(15,211,039)		—		—		(15,211,039)
Profit (loss) sharing in joint ventures and associates		117,249,643		(628,356)		(1,507,489)		(117,249,643)		(2,135,845)
Impairment of goodwill		—		—		4,007,018		—		4,007,018
Dividends		—		—		(293,397)		—		(293,397)
Effects of net present value of reserve for well abandonment		—		11,968,966		—		—		11,968,966
Unrealized foreign exchange loss (gain)		231,191,646		6,754,046		5,237,072		—		243,182,764
Interest expense		91,044,541		5,687,502		2,112,421		—		98,844,464
Funds (used in) from operating activities:
Accounts receivable, accounts payable and derivative financial instruments		23,636,331		(158,449,370)		45,028,534		—		(89,784,505)
Inventories		83,317		3,508,494		(4,950,690)		—		(1,358,879)
Other assets		(2,405,412)		(22,600,504)		(122,614)		—		(25,128,530)
Employee benefits		2,591,000		136,354,337		(91,652,268)		—		47,293,069
Inter-company charges and deductions		(393,835,932)		(83,049,125)		48,435,633		428,449,424		—

Cash flows (used in) from operating activities		(120,369,710)		(380,943,611)		30,798,680		428,616,558		(41,898,083)
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(2,172,586)		(147,786,686)		(1,449,208)		—		(151,408,480)
Resources from sale on share in associates		—		23,050,344		(365,608)		—		22,684,736
Proceeds from the sale of fixed assets		—		560,665		—		—		560,665
Business acquisition		—		—		(4,329,769)		—		(4,329,769)
(Increase) decrease due to Inter-company investing		(39,612,699)		—		—		39,612,699		—

Cash flows used in investing activities		(41,785,285)		(124,175,677)		(6,144,585)		39,612,699		(132,492,848)
Financing activities:
Increase in equity due to Certificates of Contributions “A”		73,500,000		—		—		—		73,500,000
Loans obtained from financial institutions		571,944,209		34,483,348		235,564,210		—		841,991,767
Debt payments, principal only		(372,809,166)		(6,414,441)		(235,763,722)		—		(614,987,329)
Interest paid		(82,008,347)		(4,706,946)		(2,038,848)		—		(88,754,141)
Inter-company increase (decrease) financing		—		464,488,030		3,741227		(468,229,257)		—

Cash flows provided by financing activities:		190,626,696		487,849,991		1,502,867		(468,229,257)		211,750,297

Net (decrease) increase in cash and cash equivalents		28,471,701		(17,269,297)		26,156,962		—		37,359,366
Effects of change in cash value		5,570,892		20,371,126		(9,137,751)		—		16,804,267
Cash and cash equivalents at the beginning of the year		58,461,014		6,630,674		44,277,192		—		109,368,880

Cash and cash equivalents at the end of the year	Ps.	92,503,607	Ps.	9,732,503	Ps.	61,296,403	Ps.	—	Ps.	163,532,513

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2015

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income for the year	Ps.	(712,177,124)	Ps.	(765,702,826)	Ps.	15,738,868	Ps.	749,573,684	Ps.	(712,567,398)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		789,657		164,221,429		2,940,164		—		167,951,250
Impairment of wells, pipelines, properties, plant and equipment		—		476,276,159		1,668,531		—		477,944,690
Unsuccessful wells		—		23,213,519		—		—		23,213,519
Exploration costs		—		(5,698,511)		—		—		(5,698,511)
Disposal of wells, pipelines, properties, plant and equipment		180,992		21,945,266		2,512,279		—		24,638,537
Profit (loss) sharing in joint ventures and associates		749,963,958		(198,786)		(2,119,329)		(749,963,958)		(2,318,115)
Gain on sale of share in joint ventures and associates		—		(337,675)		(342,955)		—		(680,630)
Dividends		—		—		(359,941)		—		(359,941)
Effects of net present value of reserve for well abandonment		—		(608,160)		—		—		(608,160)
Unrealized foreign exchange loss (gain)		145,971,158		2,996,219		3,708,879		—		152,676,256
Interest expense		63,460,443		3,414,430		898,720		—		67,773,593
Funds provided by (used in) operating activities:
Accounts receivable, accounts payable and derivative financial instruments		(58,554,144)		119,761,648		(27,777,939)		—		33,429,565
Inventories		108,568		4,547,843		1,511,317		—		6,167,728
Other assets		(149,819)		(16,578,827)		126,281		—		(16,602,365)
Employee benefits		(10,037,444)		(94,183,192)		(11,801,596)		—		(116,022,232)
Inter-company charges and deductions		(310,384,820)		30,044,041		31,975,215		248,365,564		—

Cash flows provided by operating activities		(130,828,575)		(36,887,423)		18,678,494		247,975,290		98,937,786
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(1,496,277)		(239,315,507)		(12,702,217)		—		(253,514,001)
Investments in associates		—		—		(36,214)		—		(36,214)
Resources from the sales on share in associates		—		(130,323)		4,547,461		—		4,417,138
(Increase) decrease due to Inter-company investing		(39,108,879)		—		—		39,108,879		—

Cash flows used in investing activities		(40,605,156)		(239,445,830)		(8,190,970)		39,108,879		(249,133,077)
Financing activities:
Increase in equity due to Certificates of Contributions “A”		10,000,000		(1,915,922)		1,844,394		71,528		10,000,000
Loans obtained from financial institutions		345,383,990		—		33,587,088		—		378,971,078
Debt payments, principal only		(147,927,857)		(8,081,177)		(37,609,464)		—		(193,618,498)
Interest paid		(58,123,368)		(3,443,923)		(1,169,859)		—		(62,737,150)
Inter-company increase (decrease) financing		(3,626,448)		289,859,173		922,972		(287,155,697)		—

Cash flows provided by financing activities:		145,706,317		276,418,151		(2,424,869)		(287,084,169)		132,615,430

Net (decrease) increase in cash and cash equivalents		(25,727,414)		84,898		8,062,655		—		(17,579,861)
Effects of change in cash value		11,185,788		1,138,356		(3,363,931)		—		8,960,213
Cash and cash equivalents at the beginning of the year		73,002,640		5,407,420		39,578,468		—		117,988,528

Cash and cash equivalents at the end of the year	Ps.	58,461,014	Ps.	6,630,674	Ps.	44,277,192	Ps.	—	Ps.	109,368,880

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

a.	Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,
	2017		2016		2015
Proved reserves	Ps.	2,363,336,481	Ps.	2,476,535,503	Ps.	2,102,971,025
Construction in progress		35,381,089		60,720,261		88,706,330
Accumulated depreciation and amortization		(1,444,962,317)		(1,355,402,150)		(1,224,690,867)

Net capitalized costs	Ps.	953,755,253	Ps.	1,181,853,614	Ps.	966,986,487

b.	Costs incurred for oil and gas property exploration and development activities (unaudited):

	As of December 31,
	2017		2016
Exploration	Ps.	32,480,801	Ps.	41,661,666
Development		53,460,364		113,895,246

Total costs incurred	Ps.	85,941,165	Ps.	155,556,912

There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs for geological and geophysical studies of fields amounting to Ps. 8,828,809 and Ps. 6,804,341, for 2017 and 2016, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

c.	Results of operations for oil and gas producing activities (unaudited):

	2017		2016		2015
Revenues from sale of oil and gas	Ps.	762,637,362	Ps.	616,380,608	Ps.	690,591,455

Hydrocarbon duties		375,156,405		304,299,019		376,682,705
Production costs (excluding taxes)		248,957,950		171,194,337		177,774,082
Other costs and expenses		(3,954,222)		61,359,271		20,360,540
Exploration expenses		14,993,433		39,693,273		31,244,564
Depreciation, depletion, amortization and accretion		240,672,906		(150,891,739)		527,014,056

		875,826,472		425,654,161		1,133,075,947

Results of operations for oil and gas producing activities	Ps.	(113,189,111)	Ps.	190,726,447	Ps.	(442,484,491)

Note: Numbers may not total due to rounding.

d.	Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars for each of the years ended December 31 (excluding production taxes):

	2017		2016		2015
Weighted average sales price per barrel of oil equivalent (boe)(1)	US$	38.63	US$	29.18	US$	37.17
Crude oil, per barrel		48.71		36.55		48.22
Natural gas, per thousand cubic feet		4.32		3.01		3.78

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

e.	Crude oil and natural gas reserves (unaudited)

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

Proved reserves estimates as of December 31, 2017 were prepared by the exploration and production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of its hydrocarbon reserves. In addition, pursuant to the Reglamento de la Ley de Hidrocarburos (Regulations to the Hydrocarbons Law), on March 23, 2018 the NHC reviewed and approved the proved reserves estimates as of December 31, 2017.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Pemex Exploration and Production estimates reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE’s publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

•	Experience in the area

•	Stage of development

•	Quality and completeness of basic data

•	Production and pressure histories

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

During 2017, PEMEX did not record any material increase in PEMEX’s hydrocarbons reserves as a result of the use of new technologies.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

In addition to this internal review process, Pemex Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex Exploration and Production’s estimates of proved reserves as of December 31, 2017: Netherland Sewell International, S. de R. L. de C. V. (“Netherland Sewell”); DeGolyer and MacNaughton (“DeGolyer”); and Ryder Scott Company, L.P. (“Ryder Scott,”) and, together with Netherland Sewell and DeGolyer and MacNaughton, the “Independent Engineering Firms”. The reserves estimates reviewed by the Independent Engineering Firms totaled 97.0% of PEMEX’s estimated proved reserves. The remaining 3.0% of PEMEX’s estimated proved reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex Exploration and Production. Under such agreements, the corresponding third party is responsible of assessing the volume of reserves.

Netherland Sewell audited the reserves in the Poza Rica-Altamira, Aceite Terciario del Golfo and Litoral de Tabasco assets. DeGolyer in Burgos and Veracruz Assets and Ryder Scott audited the reserves in the Bellota-Jujo, Cinco Presidentes, Macuspana-Muspac, Samaria-Luna, Abkatún-Pol-Chuc, Cantarell and Ku-Maloob-Zaap Assets. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of some of the fields; (3) economic analysis of the fields; and (4) review of Pemex Exploration and Production’s production forecasts and reserves estimates.

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

PEMEX’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 11.0% in 2017, from 7,219 million barrels at December 31, 2016 to 6,427 million barrels at December 31, 2017. PEMEX’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 14.7% in 2017, from 4,866 million barrels at December 31, 2016 to 4,166 million barrels at December 31, 2017. These decreases were principally due to oil production in 2017, a decrease in field development activities and field behavior and the transfer to third parties, who were awarded with contracts in the bidding rounds, of certain

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

fields that had been temporarily assigned to PEMEX and associations and alliances such as Santuario and El Golpe fields, of which PEMEX is assigned a 64% of their proved reserves . The amount of crude oil, condensate and liquefiable hydrocarbon reserves added in 2017 was insufficient to offset the level of production in 2017, which amounted to 805.5 million barrels of crude oil, condensates and liquefiable hydrocarbons.

PEMEX’s proved developed and undeveloped dry gas reserves decreased by 5.6% in 2017, from 6,984 billion cubic feet at December 31, 2016 to 6,593 billion cubic feet at December 31, 2017. PEMEX’s proved developed dry gas reserves decreased by 10.8% in 2017, from 4,513 billion cubic feet at December 31, 2016 to 4,026 billion cubic feet at December 31, 2017. These decreases were principally due to oil production in 2017, a decrease in field development activities and field behavior and the transfer to third parties, who were awarded with contracts in the bidding rounds, of certain fields that had been temporarily assigned to PEMEX and associations and alliances such as Santuario and El Golpe fields, of which PEMEX is assigned a 64% of their proved reserves. The amount of dry gas reserves added in 2017 was insufficient to offset the level of production in 2017, which amounted to 999 billion cubic feet of dry gas. PEMEX’s proved undeveloped dry gas reserves increased by 3.9% in 2017, from 2,471 billion cubic feet at December 31, 2016 to 2,567 billion cubic feet at December 31, 2017.

During 2017, our exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in new discoveries of light crude oil in the offshore Suuk field in June 2017 and gas and condensate discoveries in the onshore Valeriana and lxachi fields in August and November of 2017, respectively. These discoveries led to the incorporation of approximately 246 million barrels of oil equivalent in three fields.

The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of its proved reserves determined in accordance with Rule 4-10(a).

Summary of oil and gas(1) proved reserves as of December 31, 2017 based on average fiscal year prices

	Crude oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and un-developed reserves:
Proved developed reserves	4,166	4,026
Proved undeveloped reserves	2,261	2,567

Total proved reserves	6,427	6,593

Note: Numbers may not total due to rounding.

(1)	PEMEX does not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex Exploration and Production.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Crude oil and condensate reserves

(including natural gas liquids)(1)

	2017	2016	2015
	(in millions of barrels)
Proved developed and undeveloped reserves:
At December 31	7,219	7,977	10,292
Revisions(2)	(95)	189	(1,491)
Extensions and discoveries	147	(55)	111
Production	(805)	(891)	(935)
Farm outs & transfer of fields due to NHC bidding process	(38)	—	—

At December 31	6,427	7,219	7,977

Proved developed reserves at December 31	4,166	4,886	5,725
Proved undeveloped reserves at December 31	2,261	2,333	2,252

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and changes in hydrocarbon prices.

Source: Pemex Exploration and Production.

Dry gas reserves

	2017	2016	2015
	(in billions of cubic feet)
Proved developed and undeveloped reserves:
At December 31	6,984	8,610	10,859
Revisions(1)	169	(183)	(955)
Extensions and discoveries	468	(308)	47
Production(2)	(999)	(1,134)	(1,341)
Farm outs & transfer of fields due to NHC bidding process	(29)	—	—

At December 31	6,593	6,984	8,610
Proved developed reserves at December 31	4,026	4,513	6,012
Proved undeveloped reserves at December 31	2,567	2,471	2,598

Note: Numbers may not total due to rounding.

(1)	Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and changes in hydrocarbon prices.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex Exploration and Production.

Pemex Exploration and Production’s reserve-replacement ratio, or RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2017, we obtained an increase of 174.2 million barrels of oil equivalent of

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

proved reserves as aggregated from discoveries, revisions, delimitations and development and production, which represents a RRR of 17.5%. PEMEX’s 2017 RRR is an improvement as compared to 2016, when the RRR was 4.0%. PEMEX expects continued improvements in its RRR in subsequent years.

PEMEX’s reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2017, this ratio stayed constant with 2016 levels and was equal to 7.7 years for proved reserves.

f.	Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2042. This measure is presented in accordance with ASC Topic 932.

Estimated future cash inflows from production are computed by applying average prices of oil and gas on the first day of each month of 2017. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex Exploration and Production already legislated for 2017 to the future pre-tax net cash flows related to PEMEX’s proved oil and gas reserves.

The estimated future payment of taxes was calculated based on fiscal regime applicable by decree to Pemex-Exploration and Production effective January 1, 2015 and by the tax benefits published in the Official Gazette of the Federation on April 18, 2016.

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

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(FIGURES STATED IN THOUSANDS, EXCEPT AS NOTED)

Standardized measure of discounted future net cash flows as of December 31

	2017		2016		2015
	(in millions of U.S. dollars)
Future cash inflows	US$	269,489	US$	228,196	US$	325,052
Future production costs (excluding profit taxes)		(114,369)		(87,942)		(99,948)
Future development costs		(26,229)		(25,515)		(32,560)

Future cash flows before tax		128,891		114,738		192,544
Future production and excess gains taxes		(129,377)		(108,960)		(167,056)

Future net cash flows		(487)		5,779		25,488
Effect of discounting net cash flows by 10%		(4,600)		(937)		(9,946)

Standardized measure of discounted future net cash flows	US$	4,113	US$	4,841	US$	15,541

Note: Table amounts may not total due to rounding.

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2017		2016		2015
	(in millions of U.S. dollars)
Sales of oil and gas produced, net of production costs	US$	(25,076)	US$	(19,411)	US$	(28,371)
Net changes in prices and production costs		26,355		(53,278)		(327,865)
Extensions and discoveries		3,639		1,105		3,086
Development cost incurred during the year		2,699		4,124		10,172
Changes in estimated development costs		2,744		1,763		(2,171)
Reserves revisions and timing changes		(1,353)		6,366		(22,801)
Accretion of discount of pre-tax net cash flows		5,891		11,094		43,394
Net changes in production and excess gains taxes		(15,628)		37,537		295,437

Aggregate change in standardized measure of discounted future net cash flows	US$	(728)	US$	(10,700)	US$	(29,119)

Standardized measure:
As of January 1	US$	4,841	US$	15,541	US$	44,661
As of December 31		4,113		4,841		15,541

Change	US$	(728)	US$	(10,700)	US$	(29,119)

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