Form 20-F
period 2019-12-31
MEXICAN PETROLEUM
filed 2020-05-08
CIK 932782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2019

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México, México

(Address of principal executive offices)

Lucero Angélica Medina González

(5255) 9126-2940

ri@pemex.com

Avenida Marina Nacional No. 329

Torre Ejecutiva, Piso 38 Colonia Verónica Anzures

11300 Ciudad de México, México

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Each Class

6.000% Notes due 2020	3.500% Notes due 2020
5.50% Notes due 2021	6.375% Notes due 2021
5.375% Notes due 2022	4.875% Notes due 2022
8.625% Bonds due 2022	Floating Rate Notes due 2022
4.625% Notes due 2023	3.500% Notes due 2023
4.875% Notes due 2024	8.625% Guaranteed Bonds due 2023
4.500% Notes due 2026	4.250% Notes due 2025
9.50% Guaranteed Bonds due 2027	6.875% Notes due 2026
6.500% Notes due 2027	9.50% Global Guaranteed Bonds due 2027
6.500% Notes due 2029	5.350% Notes due 2028
6.625% Guaranteed Bonds due 2038	6.625% Guaranteed Bonds due 2035
5.50% Bonds due 2044	6.500% Bonds due 2041
5.625% Bonds due 2046	6.375% Bonds due 2045
6.350% Bonds due 2048	6.750% Bonds due 2047

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

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

EXPLANATORY NOTE

As previously reported by Petróleos Mexicanos in its current report on Form 6-K as filed with the U.S. Securities and Exchange Commission on April 30, 2020, the filing of this annual report on Form 20-F for the period ended December 31, 2019 was delayed due to circumstances related to COVID-19. As a result of the COVID-19 pandemic, PEMEX and the Mexican Government have adopted a range of measures intended to help mitigate the spread of COVID-19, such as the Acuerdo por el que se establecen acciones extraordinarias para atender la emergencia sanitaria generada por el virus SARS-CoV2 (Agreement establishing extraordinary actions to attend the health emergency caused by the SARS-CoV2 virus) adopted on March 31, 2020. These measures include, among others, restrictions on the movement and gathering of people, as well as restrictions and limitations on the ability of PEMEX’s workforce to access our facilities. Such measures, including the limited access to PEMEX’s facilities, hampered the ability of Petróleos Mexicanos to prepare and file this annual report on a timely basis. Petróleos Mexicanos is relying on the U.S. Securities and Exchange Commission Order Under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended, on March 25, 2020 (SEC Release No. 34-88465) to file this annual report on the date hereof.

i

Petróleos Mexicanos and its four subsidiary entities, which we refer to as the subsidiary entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics) and Pemex Fertilizantes (Pemex Fertilizers), comprise the state oil and gas company of the United Mexican States, which we refer to as Mexico. Petróleos Mexicanos is a productive state-owned company of the Federal Government of Mexico, which we refer to as the Mexican Government, and each of the subsidiary entities is a productive state-owned subsidiary of Mexico. Each of Petróleos Mexicanos and the subsidiary entities is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 1 and listed in Note 5 to our consolidated financial statements incorporated in Item 18, which we refer to as our subsidiary companies, are incorporated into the consolidated financial statements; these subsidiary companies are also identified with their corresponding ownership percentages in “––Consolidated Structure of PEMEX” on page 4. Petróleos Mexicanos, the subsidiary entities and the subsidiary companies are collectively referred to as “PEMEX” or “we.” See “Item 4—Information on the Company—History and Development—Corporate Structure” for more details.

References herein to “U.S. $,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the legal currency of Mexico. References herein to “euros” or “€” are to the legal currency of the European Economic and Monetary Union. References herein to “pounds sterling” or “£” are to the legal currency of the United Kingdom. References herein to “Swiss francs” are to the legal currency of the Swiss Confederation. References herein to “Japanese yen” or “¥” are to the legal currency of Japan. References herein to “Australian dollars” are to the legal currency of Australia. The term “billion” as used herein means one thousand million.

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

We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 18.8452 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on December 31, 2019. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. Mexico has a free market for foreign exchange, and the Mexican Government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican Government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future. Due to the volatility of the peso/U.S. dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.

PRESENTATION OF INFORMATION CONCERNING RESERVES

The proved hydrocarbon reserves included in this report for the year ended December 31, 2019 are those that we have the right to extract and sell based on assignments granted to us by the Mexican Government.

The estimates of our proved reserves of crude oil and natural gas for the five years ended December 31, 2019 included in this report have been calculated according to the technical definitions required by the SEC. DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. (which we refer to as Netherland Sewell) and GLJ Petroleum Consultants Ltd. (which we refer to as GLJ) conducted reserves audits of our estimates of our proved hydrocarbon reserves as of December 31, 2019 or January 1, 2020, as applicable. All reserves estimates involve some degree of uncertainty. For a description of the risks relating to reserves and reserves estimates, see “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government— Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions,” “—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our income, adjustments to our capital expenditures budget and our inability to obtain financing may limit our ability to make capital investments” and “—The Mexican nation, not us, owns the hydrocarbon reserves located in the subsoil in Mexico and our right to continue to extract these reserves is subject to the approval of the Secretaría de Energía (Ministry of Energy or SENER).”

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

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19, commonly known as coronavirus, pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

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

CONSOLIDATED STRUCTURE OF PEMEX

Consejo de Administración
Director General
Institutional Internal Control Unit
Corporate Office of Planing, Coordination and Perfomance
Corporate Office of Management and Services
Corporate Office of Alliances and New Business and Information Technology
Corporate Finance Office
Legal Office
Internal Auditing Area
Pemex Exploration and Production
60.00%
Compañía Mexicana de Exploraciones, S.A. de C.V. (3)
100.00%
PEP Marine DAC (1)
48.99%
P.M.I. Campos Maduros SANMA, S. de R.L. de C.V. (3)
51.01%
Pemex Industrial Transformation
100.00%
Mex Gas Internacional, S.L. (4)
100.00%
PTI Infraestructura de Desarrollo, S.A. de C.V. (3)
100.00%
PPQ Cadena Productiva, S.L. (2)
Pemex Fertilizers
99.99%
PMX Fertilizantes Holding, S.A. de C.V. (3)
00.01%
61.02%
PMX Fertilizantes Pacífico, S.A. de C.V. (3)
38.98%
99.99%
Grupo Fertinal, S.A. de C.V. (3)
00.01%
99.35%
Pro-Agroindustria, S.A. de C.V. (3)
00.65%
Pemex Logistics
99.00%
P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (3)
01.00%
100.00%
Kot Insurance Co. AG (7)
100.00%
Pemex Procurement International, Inc. (6)
100.00%
Pemex Finance, Ltd. (8)
98.33%
P.M.I. Comercio Internacional, S.A. de C.V. (3)
100.00%
P.M.I. Holdings Petróleos España, S.L. (4)
100.00%
P.M.I. Holdings, B.V. (5)
51.00%
Hijos de J. Barreras, S.A. (2)
100.00%
Holdings Holanda Services, B.V. (5)
71.70%
P.M.I. Norteamérica, S.A. de C.V. (3)
28.30%
59.02%
P.M.I. Services North America, Inc. (6)
40.98%
100.00%
P.M.I. Ductos de Juárez, S. de R.L. de C.V. (3)
48.51%
51.49%
P.M.I. Trading Designated Activity Company (1)
99.00%
P.M.I. Trading México, S.A. de C.V. (3)
01.00%
99.99%
P.M.I. Cinturón Transoceánico Gas Natural, S.A. de C.V. (3)
00.01%
99.99%
P.M.I. Transoceánico Gas LP, S.A. de C.V. (3)
00.01%
99.00%
P.M.I. Midstream del Centro, S.A. de C.V. (3)
01.00%
100.00%
Pemex Desarrollo de Inversión Inmobiliaria, S.A. de C.V. (3)
00.02%
III Servicios, S.A. de C.V. (3)
99.98%
The Subsidiary Entities and their Subsidary Companies
Other Subsidiary Companiel
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

SELECTED FINANCIAL DATA

The selected statement of comprehensive income (loss), statement of financial position and cash flows data set forth below as of and for the five years ended December 31, 2019 have been derived from, and should be read in conjunction with, our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, which are included in Item 18 of this report. Our consolidated financial statements for each of the fiscal years ended December 31, 2015, 2016 and 2017 were audited by Castillo Miranda y Compañía, S.C. (which we refer to as BDO Mexico), an independent registered public accounting firm. Our consolidated financial statements for the fiscal year ended December 31, 2018 and 2019 were audited by KPMG Cárdenas Dosal, S.C. (which we refer to as KPMG Mexico), an independent registered public accounting firm. Certain amounts in the consolidated financial statements for the years ended December 31, 2015, 2016, 2017 and 2018 have been reclassified to conform the presentation of the amounts in the consolidated financial statements for the year ended December 31, 2019. These reclassifications are not significant to the consolidated financial statements and had no impact on our consolidated net income (loss). As of January 1, 2019, we adopted IFRS 16 “Leases,” without modifying financial information as of December 31, 2018 and 2017. See impacts from the adoption of IFRS 16 in Notes 4 and 17 to our consolidated financial statements included herein.

As detailed below, for the years ended December 31, 2017, 2018 and 2019, we recognized a net loss of Ps. 280.9 billion, Ps. 180.4 billion and Ps. 347.9 billion, respectively. In addition, we had negative equity as of December 31, 2018 and 2019 of Ps. 1,459.4 billion and Ps. 1,997.2 billion, respectively. This has led us to state in our consolidated financial statements that there exists significant doubt about our ability to continue as a going concern. However, we have concluded that we continue to operate as a going concern. Accordingly, we have prepared our consolidated financial statements on a going concern basis, which assumes that we can meet our payment obligations. For more information on the actions that we are taking to face these negative trends, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5 — Operating and Financial Review and Prospects —Liquidity and Capital Resources.”

Selected Financial Data of PEMEX

	Year ended December 31,(1)
	2015	2016	2017	2018	2019	2019(2)
	(in millions of pesos, except ratios)					(in millions of U.S. dollars)
Statement of Comprehensive Income (Loss) Data
Net sales	Ps.1,161,760	Ps.1,074,093	Ps.1,397,030	Ps.1,681,119	Ps.1,401,971	U.S. $	74,394
Operating income	(154,387)	424,350	104,725	367,400	37,030		1,965
Financing income	14,991	13,749	16,166	31,557	24,484		1,299
Financing cost	(67,774)	(98,844)	(117,645)	(120,727)	(132,861)		(7,050)
Derivative financial instruments (cost) income—Net	(21,450)	(14,000)	25,338	(22,259)	(18,512)		(982)
Exchange (loss) gain—Net	(154,766)	(254,012)	23,184	23,659	86,930		4,613
Net (loss) for the period	(712,567)	(191,144)	(280,851)	(180,420)	(347,911)		(18,462)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	109,369	163,532	97,852	81,912	60,622		3,217
Total assets	1,775,654	2,329,886	2,132,002	2,075,197	1,918,448		101,800
Long-term debt	1,300,873	1,807,004	1,880,666	1,890,490	1,738,250		92,238
Total long-term liabilities	2,663,922	3,136,704	3,245,227	3,086,826	3,363,453		178,478
Total equity (deficit)	(1,331,676)	(1,233,008)	(1,502,352)	(1,459,405)	(1,997,208)		(105,980)
Statement of Cash Flows
Depreciation and amortization	167,951	150,439	156,705	153,382	137,187		7,280
Acquisition of wells, pipelines, properties, plant and equipment(3)	253,514	151,408	91,859	(94,004)	(109,654)		(5,819)

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our consolidated financial statements included herein.
(2)

Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the Ministry of Finance and Public Credit for accounting purposes of Ps. 18.8452 = U.S. $1.00 at December 31, 2019. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(3)	Includes capitalized financing cost. See Note 13 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

We have a substantial amount of debt, which we have incurred primarily to finance the capital expenditures needed to carry out our capital investment projects. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has decreased. Relatively low oil prices since 2014 and the rapid decline in early 2020, as well as declining production have also had a negative impact on our ability to generate positive cash flows, which, together with our continued heavy tax burden and increased competition from the private sector, has further strained our ability to fund our capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop our hydrocarbon reserves and amortize scheduled debt maturities, we will need to obtain funds from a broad range of sources, in addition to implementing the efficiency and cost-cutting initiatives described in this annual report.

As of December 31, 2019, our total indebtedness, including accrued interest, was Ps. 1,983.2 billion (U.S. $105.2 billion), which represented a 4.8% decrease compared to our total indebtedness, including accrued interest, of Ps. 2,082.3 billion (U.S. $105.8 billion) as of December 31, 2018. As of December 31, 2019, 24.3% of our existing debt, or Ps. 481.0 billion (U.S. $25.5 billion), is scheduled to mature in the next three years, including Ps. 244.9 billion (U.S. $13.0 billion) scheduled to mature in 2020. As of December 31, 2019, we had a negative working capital of Ps. 211.7 billion (U.S. $10.6 billion). Our level of debt may increase further in the short or medium term as a result of new financing activities or depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flows provided by our operations, drawdowns under our available credit facilities and refinancing our existing indebtedness. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview—Changes to Our Business Plan.”

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

Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern. However, there is material uncertainty that may cast significant doubt about our ability to continue operating as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If the actions we are taking to improve our financial condition, which are described in detail under “Item 5 — Operating and Financial Review and Prospects —Liquidity and Capital Resources — Overview—Changes to Our Business Plan,” are not successful, we may not be able to continue operating as a going concern.

Downgrades in our credit ratings could negatively impact our access to the financial markets and cost of financing.

We rely on access to the financial markets to fund our operations and finance the capital expenditures needed to carry out our capital investment projects. Accordingly, credit ratings are important to our business and financial condition, as credit ratings affect the cost and other terms upon which we are able to obtain funding. Certain rating agencies have expressed concerns regarding: (1) our heavy tax burden; (2) the total amount of our debt and the ratio of our debt to our proven reserves; (3) the significant increase in our indebtedness over the last several years; (4) our negative free cash flow; (5) the natural decline of certain of our oil fields and lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,456.8 billion (U.S. $77.3 billion) as of December 31, 2019; (7) the persistence of our operating expenses notwithstanding declines in oil prices; (8) our rising per barrel lifting costs; (9) the possibility that our budget for capital expenditures will be insufficient to maintain and exploit reserves, particularly given our high investment needs to maintain production and replenish reserves; (10) the possibility that the Mexican Government will not be able to continue providing the support it has provided in recent years; and (11) the involvement of the Mexican Government in our strategy, financing and management. In particular, in light of the recent downturn seen in the oil and gas industry beginning in the first quarter of 2020, certain ratings agencies have expressed concern that we lack flexibility to navigate the downturn and to finance our capital investment needs in the face of low cash flow generation and adverse financing conditions.

Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently downgraded Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

We currently have a “split rating,” with a non-investment grade credit rating from two rating agencies but investment grade credit ratings from other rating agencies. For information regarding our current credit ratings, please see “Item 5—Liquidity and Capital Resources—Overview.” While these downgrades do not constitute a default or event of default under our debt instruments, they have increased our cost of financing. Any further lowering of our credit ratings may have material adverse consequences on our ability to access the financial markets and the terms on which we may obtain financing, including our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our financial and operational flexibility may be reduced as a result of more restrictive covenants, requirements for security and other terms that may be imposed on split rated entities. Our split rating and any further credit rating downgrades could also negatively impact the prices of our debt securities and reduce our potential pool of investors and funding sources, among other consequences. There can be no assurance that we will be able to maintain or improve our current credit ratings or outlook.

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

When international crude oil, petroleum product and/or natural gas prices are low, we generally earn less revenue and, therefore, generate lower cash flows and earn less income before taxes and duties because our costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, we earn more revenue and our income before taxes and duties increases. Crude oil export prices, which had generally traded above U.S. $75.00 per barrel since October 2009 and traded above U.S. $100.00 per barrel as of July 30, 2014, began to fall in August 2014. The weighted average Mexican crude oil export price fell further in subsequent years, reaching U.S. $18.90 per barrel on January 20, 2016. In subsequent years, while prices have remained significantly below 2014 levels, average crude oil export prices stabilized, with the Mexican crude oil export price averaging of U.S. $62.29 per barrel in 2018 and U.S. $55.60 per barrel in 2019.

However, beginning in early March of 2020, the market experienced a precipitous decline in oil prices. This decline occurred in response to a substantial decline in demand for oil due to the economic impacts of the pandemic caused by the highly transmissible and pathogenic coronavirus known as COVID-19, which caused an oversupply and in turn insufficient global storage capacity. The Mexican crude oil export price averaged U.S. $40.91 per barrel for the three month period ended March 31, 2020 and reached an unprecedented low of negative U.S. $7.33 per barrel on April 28, 2020 Prices continue to display significant volatility both in reaction to the COVID-19 pandemic and actions taken by other oil producing countries.

On April 12, 2020, OPEC and other non-OPEC oil exporting countries, including, among others, Mexico and Russia, reached an agreement to reduce world crude oil supply. Pursuant to this agreement, these countries, which are known as OPEC+, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico has agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020.

Any further or future production cuts or decline in international crude oil and natural gas prices will likely have a negative impact on our results of operations and financial condition. In addition, significant fluctuations may affect estimates of the amount of Mexico’s hydrocarbon reserves that we have the right to extract and sell, which could affect our future production levels. See “—Risk Factors Related to our Relationship with the Mexican Government—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions” below and “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Changes in Exposure to Main Risks—Market Risk—Hydrocarbon Price Risk.”

The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition.

Since December 2019, a novel strain of coronavirus (2019-nCov, referred to as COVID-19) has spread throughout the world. On March 11, 2020, COVID-19 was categorized as a pandemic by the World Health Organization. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Mexico. Many countries around the world, including Mexico, are suffering significant economic and social crises as a result of the ongoing COVID-19 pandemic and measures taken to contain or mitigate it, which have had dramatic adverse consequences on demand, operations, supply chains and financial markets, as well as contributed to significant oil price volatility. While the nature and scope of the consequences to date are difficult to evaluate precisely, and their future course is impossible to predict with confidence, these events may continue for a sustained period of time.

As of the date of this annual report, the Mexican Government has adopted certain measures intended to help mitigate the spread of COVID-19 in Mexico, including the suspension of all non-essential activities. However, we cannot predict the range of future policies that may be enacted by the Mexican Government, or any other government, or the impact these policies will have on our business and operations. Our business operation is generally considered a strategic area as defined in Articles 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States or the Mexican Constitution). Certain of our operations therefore remain active as of the date of this annual report – however, in accordance with our business continuity plan, we have limited our workforce’s access to our facilities, implemented alternating shifts and allowed a portion of our workforce to work remotely. In addition, we have implemented sanitizing measures to disinfect our facilities and the use of thermal cameras and other special equipment to monitor infection risks. Despite these precautions, the COVID-19 pandemic, or any future pandemic or epidemic, has and may further impact the places where we operate or our workforce. In turn, this could significantly disrupt our operations and cause health restrictions to our workforce and, therefore, impact the operation of our facilities, including our platforms, refineries and terminals, among others. These conditions could adversely affect our business, results of operations and financial condition.

In addition to the operational impacts of the COVID-19 pandemic, international prices for oil, oil products and natural gas are volatile and strongly influenced by conditions and expectations of world supply and demand. The COVID-19 pandemic has significantly decreased and is likely to continue to decrease worldwide oil demand in 2020, has led to significantly decreased oil prices and, consequently, has significantly adversely affected our business, results of operations and financial condition. See “—Risk Factors Related to Our Operations—Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell” above, “Item 5—Overview” and Note 28 to our consolidated financial statements for further information about the impact on us of COVID-19 pandemic.

If the impact of the COVID-19 pandemic continues for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. Further, it could have accounting consequences, such as decreases in our revenues and the value of our inventories, foreign exchange losses, impairments of fixed assets, and affect our ability to operate effective internal control over financial reporting.

The extent to which COVID-19 or other health pandemics or epidemics may continue to impact Mexico, the Mexican economy and the global economy and, in turn, our business, results of operations and financial condition is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to:

•	the duration, scope, and severity of the COVID-19 pandemic;

•	ongoing reduced oil demand and oil price volatility;

•	the impact of travel bans, work-from-home policies, or shelter-in-place orders;

•	staffing shortages;

•	general economic, financial, and industry conditions, particularly conditions relating to liquidity, financial performance, which may be amplified by the effects of COVID-19; and

•

the long-term effects of COVID-19 on the national and global economy, including on consumer confidence and spending, financial markets and the availability of credit for us, our suppliers and our customers.

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

In 2019, we discovered 10,316 illegal pipeline taps. We are also subject to the risk that some of our employees may, or may be perceived to, be participating in the illicit market in fuels. In addition, our facilities are subject to the risk of sabotage, terrorism and blockades. For example, in early 2017 we experienced widespread demonstrations, including blockades, as a result of the Mexican Government’s increase in fuel prices during 2017, which prevented us from accessing certain of our supply terminals and caused gasoline shortages at several retail service stations in Mexico. The occurrence of incidents such as these related to the production, processing and transportation of oil and gas products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean-up and repair expenses, equipment damage and damage to our facilities, which in turn could adversely affect our business, results of operations and financial condition.

Our operations are supported by our information technology systems and therefore, cybersecurity plays a key role in protecting our operations. Cyber-threats and cyber-attacks are becoming increasingly sophisticated, coordinated and costly, and could be targeted at our operations or information systems. Accordingly, we have established an information security policy in order to help us to prevent, detect and correct vulnerabilities. On November 10, 2019, we detected a ransomware cyber-attack that targeted certain computer software applications. The cyber-attack did not affect the operational continuity of our business. Following the cyber-attack and in accordance with our protocols, we implemented remedial measures intended to contain the extent of the attack and preserve the integrity of our proprietary information. We have also undertaken an investigation to identify the source and nature of the cyber-attack and identify the full extent of its impact.

Although we have established an information security program that helps us to prevent, detect and correct vulnerabilities, if the integrity of our information technology system were to be compromised due to another cyber-attack, or due to the negligence or misconduct of our employees, our business operations could be disrupted or even paralyzed and our proprietary information could be lost or stolen. As a result of these risks, we could face, among other things, regulatory action, legal liability, damage to our reputation, a significant reduction in revenues, an increase in costs, a shutdown of operations, or loss of our investments in areas affected by such cyber-attacks, which in turn could have a material adverse effect on our reputation, results of operations and financial condition.

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

Some of our existing oil and gas producing fields are mature and, as a result, our reserves and production may decline as reserves are depleted. In prior years the replacement rate for our proved hydrocarbon reserves has been insufficient to prevent a decline in our proved reserves. However, during 2019, our total proved reserves increased by 171.7 million barrels of crude oil equivalent, or 2.4%, after accounting for discoveries, extensions, revisions, and delimitations, from 7,010.3 million barrels of crude oil equivalent as of December 31, 2018 to 7,182.0 million barrels of crude oil equivalent as of December 31, 2019. See “Item 4—Information on the Company—Business Overview––Exploration and Production—Reserves” for more information about the factors leading to this increase. Our reserve-replacement ratio, or RRR, in 2019 was 120.1%, as compared to our RRR of 34.7% in 2018. Nevertheless, our crude oil production continued to decrease by 9.5% in 2017, by 6.4% in 2018 and by 7.6% in 2019, primarily as a result of the decline of the Cantarell, Yaxché-Xanab, Crudo Ligero Marino, El Golpe-Puerto Ceiba, Bellota-Chinchorro, Antonio J. Bermúdez, Cactus-Sitio Grande, Ixtal-Manik, Chuc, Costero Terreste and Tsimín-Xux projects. There can be no assurance that we will be able to stop or reverse the decline in our proved reserves and production, which could have an adverse effect on our business, results of operations and financial condition.

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

Changes in the economic, regulatory, business or political environment in Mexico or other markets where we operate, such as the liberalization of fuel prices or a significant decline in international crude oil and gas prices, among other factors, may result in the recognition of impairment charges in certain of our assets. Due to the decline in oil prices, we have performed impairment tests of our non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2017 and 2018, we recognized a net reversal of impairment of Ps. 151,444.6 million and an impairment charge of Ps. (21,419.0) million, respectively. As of December 31, 2019, we recognized an impairment in the amount of Ps. (97,082.2) million. See Note 13 to our consolidated financial statements for further information about the impairment of certain of our assets. Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting our operating results and financial condition.

Increased competition in the energy sector could adversely affect our business and financial performance.

The Mexican Constitution and the Ley de Hidrocarburos (Hydrocarbons Law) allow other oil and gas companies, in addition to us, to carry out certain activities related to the energy sector in Mexico, including exploration and production activities, and the import and sale of gasoline. As a result, we face competition for the right to explore and develop new oil and gas reserves in Mexico. We also face competition in connection with certain refining, transportation and processing activities. Increased competition could make it difficult for us to hire and retain skilled personnel. While we have not yet experienced significant adverse effects from increased competition, there can be no assurances that we will not experience such adverse effects in the future. If we are unable to compete successfully with other oil and gas companies in the energy sector in Mexico, our results of operations and financial condition may be adversely affected.

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

We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. See “Item 4—Information on the Company—General Regulatory Framework.” Although we maintain a corporate compliance program that includes policies and procedures intended to monitor our compliance with these laws, including the review of our internal control over financial reporting, we are subject to the risk that our management, employees, contractors or any person doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal benefit or of third parties to our detriment. This risk is heightened by the fact that we have a large number of complex, valuable contracts with local and foreign third parties. Although we have systems in place for identifying, monitoring and mitigating these risks, our systems may not be effective and we cannot ensure that these compliance policies and procedures will prevent intentional, reckless or negligent acts committed by our management, employees, contractors or any person doing business with us. Any failure—real or perceived—by our management, employees, contractors or any person doing business with us to comply with applicable governance or regulatory obligations could harm our reputation, limit our ability to obtain financing and otherwise have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, we and our management, employees, contractors or any person doing business with us may be subject to criminal, administrative or civil penalties and other measures, which could have material adverse effects on our reputation, business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner and could adversely impact our reputation, ability to access financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our industry, which, in turn, could have adverse effects on our business, results of operations and financial condition.

Our management has identified material weaknesses in our internal control over financial reporting in each of the four years ended December 31, 2018. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2019, if we fail to establish and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, which may have a material adverse result on our results of operation and financial condition.

Our management identified material weaknesses in our internal control over financial reporting in connection with the preparation of our consolidated financial statements as of and for each of the years ended December 31, 2015, 2016, 2017 and 2018. In light of the identified material weaknesses, our management concluded that our internal control over financial reporting was not effective at December 31 of each of those years. We disclosed the circumstances giving rise to these material weaknesses—which were generally different from one year to the next—in our annual reports on Form 20-F for the years 2015, 2016, 2017 and 2018, respectively. As of the date of this annual report, we believe that each of these material weaknesses has been remediated.

We cannot be certain that additional material weaknesses will not develop or be discovered in the future. If other material weaknesses exist, we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. There is also a risk that there could be accounting errors in our financial reporting, and we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered. Any of these occurrences could adversely affect our results of operation and financial condition.

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

Discontinuation, reform or replacement of the London Interbank Offered Rate (or LIBOR) or other benchmark interest rates, or uncertainty related to the potential for any of the foregoing, may impact our business.

As of December 31, 2019, we had Ps. 151.6 billion (U.S. $8.0 billion) of variable rate indebtedness linked to LIBOR or other benchmark rates. In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced its intention to phase out the use of LIBOR by the end of 2021. In addition, other regulators have suggested reforming or replacing other benchmark rates. As there is not yet definitive information regarding the phase-out of LIBOR, we cannot currently predict the effect of the discontinuation, reform or replacement of LIBOR. However, the phase out of LIBOR and the discontinuation, reform or replacement of other benchmark rates may have an unpredictable impact on, or cause disruption to, the broader financial markets or borrowing costs to borrowers. These developments may in turn increase the cost of our variable rate indebtedness or otherwise have an adverse effect on our results of operations and financial condition.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain new financing and service our debt. Additionally, the Mexican Government in November 2015, February 2016 and September 2016 announced budget cuts in response to declines in international crude oil prices, and, while the Mexican Government did not reduce our budget in 2017 and announced a budget increase in each of December of 2018 and 2019, it may reduce our budget in the future. See “—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us and it could limit our ability to satisfy our external debt obligations or could reorganize or transfer us or our assets” below. Any new budget cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

In addition, many countries around the world, including Mexico, are suffering significant economic and social crises as a result of the ongoing COVID-19 pandemic as well as oil price volatility, and these events may continue for a sustained period of time. In addition to these economic effects, if the COVID-19 pandemic, or any future pandemic or epidemic, were to impact the places where we operate or our workforce, it could significantly disrupt our operations. If the impact of the COVID-19 pandemic continues for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. The extent to which COVID-19 or other health pandemics or epidemics may impact Mexico and the Mexican economy and, in turn, our results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

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

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. Presidential and federal congressional elections in Mexico were held on July 1, 2018. Mr. Andrés Manuel López Obrador, a member of the Movimiento Regeneración Nacional (National Regeneration Movement, or MORENA), was elected President of Mexico and took office on December 1, 2018, replacing Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). The current President’s term will expire on September 30, 2024. The elected members of the Mexican Congress took office on September 1, 2018. As of the date of this annual report, the MORENA party holds an absolute majority in the Cámara de Diputados (Chamber of Deputies).

The current administration and the Mexican Congress have the power to revise the legal framework that governs us, and the current administration and the Mexican Congress are discussing a number of reforms that could affect economic conditions or the oil and gas industry in Mexico. Until any reform has been adopted and implemented, we cannot predict how these policies could impact our results of operation and financial position. We cannot provide any assurances that political developments in Mexico will not have an adverse effect on the Mexican economy or oil and gas industry and, in turn, our business, results of operations and financial condition, including our ability to repay our debt.

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

Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. During 2019, our export sales to the United States amounted to Ps. 372.1 billion, representing 26.5% of total sales and 63.5% of export sales for the year. On November 30, 2018, the presidents of Mexico, the United States and Canada signed the United States-Mexico-Canada Agreement, or the USMCA. As of the date of this annual report, the legislatures of the three countries have ratified the USMCA. Therefore, pending notification by all three countries that all internal procedures have been completed and a three month waiting period, the USMCA is expected to effectively replace NAFTA. While the USMCA provides that exports of petrochemical products from Mexico to the United States will continue to enjoy a zero-tariff rate, any shift in the trade relationships between Mexico and the United States and Canada as a result of the implementation of the USMCA could require us to renegotiate our contracts or lose business, resulting in a material adverse impact on our business and results of operations.

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

We are controlled by the Mexican Government and our annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company on October 7, 2014. The Petróleos Mexicanos Law establishes a special regime governing, among other things, our budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy and, subject to certain restrictions, with additional autonomy with respect to our budget. Notwithstanding this increased autonomy, the Mexican Government still controls us and has the power to adjust our financial balance goal, which represents our targeted net cash flow for the fiscal year based on our projected revenues and expenses, and our annual wage and salary expenditures, subject to the approval of the Chamber of Deputies.

The adjustments to our annual budget mentioned above may compromise our ability to develop the reserves assigned to us by the Mexican Government and to successfully compete with other oil and gas companies that may enter the Mexican energy sector. See “Item 4—General Regulatory Framework” for more information about the Mexican Government’s authority with respect to our budget. In addition, the Mexican Government’s control over us could adversely affect our ability to make payments under any securities issued by Petróleos Mexicanos. Although we are wholly owned by the Mexican Government, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. See “—Risk Factors Related to the Relationship with the Mexican Government—Our financing obligations are not guaranteed by the Mexican Government” below.

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

We are required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit our ability to make capital investments. For the year ended December 31, 2019, our total taxes and duties were Ps. 412.0 billion, or 29.4% of our sales revenues in the form of taxes and duties, which constituted a substantial portion of the Mexican Government’s revenues.

In addition, we are generally required, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend to the Mexican Government. We were not required to pay a state dividend in 2016, 2017, 2018 and 2019, and we will not be required to pay a state dividend in 2020. See “Item 8—Financial Information—Dividends” for more information. Although the Mexican Government has on occasion indicated a willingness to reduce its reliance on payments made by us and recent changes to the fiscal regime applicable to us are designed in part to reduce such reliance by the Mexican Government, we cannot provide assurances that we will not be required to continue to pay a large proportion of our sales revenue to the Mexican Government. See “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime.” In addition, the Mexican Government may change the applicable rules in the future.

The Mexican Government has entered into agreements with other nations to limit production.

Although Mexico is not a member of OPEC, from time to time it enters into agreements with OPEC and non-OPEC countries to reduce global crude oil supply. Most recently, on April 12, 2020, Mexico entered into an agreement with OPEC+ pursuant to which it has agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. We do not control the Mexican Government’s international affairs and the Mexican Government could enter into further agreements with OPEC, OPEC+ or other countries to reduce our crude oil production or exports in the future. A reduction in our oil production or exports may have an adverse effect on our business, results of operations and financial condition. For more information, see “Item 4—Trade Regulation, Export Agreements and Production Agreements.”

The Mexican nation, not us, owns the hydrocarbon reserves located in Mexico and our right to continue to extract these reserves is subject to the approval of the SENER.

The Mexican Constitution provides that the Mexican nation, not us, owns all petroleum and other hydrocarbon reserves located in the subsoil in Mexico. Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and production activities through agreements with third parties and through assignments to and agreements with us. We and other oil and gas companies are allowed to explore and extract the petroleum and other hydrocarbon reserves located in Mexico, subject to assignment of rights by the SENER and entry into agreements pursuant to a competitive bidding process.

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

In addition, we have entered into and continue to enter into, strategic alliances, joint ventures and other joint arrangements with third parties in order to develop our reserves. If we were unable to find partners for such joint arrangements, or if our partners were to significantly default on their obligations to us, we may be unable to maintain production levels or extract from our reserves. Moreover, we cannot assure you that these strategic alliances, joint ventures and other joint arrangements will be successful or reduce our capital commitments. For more information, see “—Risk Factors Related to Pemex’s Operations—We participate in strategic alliances, joint ventures and other joint arrangements. These types of arrangements may not perform as expected, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition” above and “Item 4—Information on the Company—History and Development—Capital Expenditures.”

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

HISTORY AND DEVELOPMENT

We are the largest company in Mexico according to the June 2019 edition of Expansión magazine, and according to the November 22, 2019 issue of Petroleum Intelligence Weekly, we were the tenth largest crude oil producer and the twentieth largest oil and gas company in the world based on data from the year 2018.

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

Together, the Hydrocarbons Law and the Hydrocarbons Revenue Law establish the legal framework for the exploration and production of oil and gas through assignments and contracts, as well as the fiscal regime through which the Mexican Government collects revenues from participants in the Mexican oil and gas industry. The Hydrocarbons Law empowers the SENER to determine the appropriate contract model for each area that is subject to a competitive bidding process, while the Ministry of Finance and Public Credit is responsible for determining the economic and fiscal terms of each contract. See “—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime” below in this Item 4. The following arrangements comprise the contractual regime established by the current legal framework for upstream activities:

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

For midstream and downstream activities, including oil refining and natural gas processing, the Hydrocarbons Law establishes a permit regime that is granted by the SENER and the Comisión Reguladora de Energía (Energy Regulatory Commission, or CRE), as applicable. The Hydrocarbons Law also sets forth the process by which entities may apply for these permits. The CRE has issued permits for the retail sale of gasoline and diesel fuel since 2016.

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

Corporate Structure

The principal lines of business of the productive state-owned subsidiaries are as follows:

•

Pemex Exploration and Production, formed on June 1, 2015 as a successor to Pemex-Exploración y Producción (Pemex-Exploration and Production), explores for, extracts, transports, stores and markets crude oil and natural gas, as well as performs drilling and well repair services.

•	Pemex Fertilizers, formed on August 1, 2015, produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services;

•

Pemex Logistics, formed on October 1, 2015, provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to us and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services;

•

Pemex Industrial Transformation, formed on November 1, 2015 as a successor of Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), refines petroleum products and derivatives; processes natural gas, natural gas liquids, artificial gas and derivatives; engages in industrial petrochemical processes; generates, supplies and trades electric and thermal energy; and commercializes, distributes and trades in methane, ethane and propylene.

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

Prior to July 1, 2019, Pemex Perforación y Servicios (Pemex Drilling and Services) and Pemex Etileno (Pemex Ethylene) operated as additional productive state-owned subsidiaries. On July 25, 2019, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Extinción de Pemex Perforación y Servicios (Declaration of Extinction of Pemex Drilling and Services) and the Declaratoria de Extinción de Pemex Etileno (Declaration of Extinction of Pemex Ethylene), both of which were published in the Official Gazette of the Federation on July 30, 2019 and became effective on July 1, 2019. As of July 1, 2019, all of the assets, liabilities, rights and obligations of Pemex Drilling and Services were assumed by, and transferred to, Pemex Exploration and Production, and Pemex Exploration and Production became, as a matter of Mexican law, the successor to Pemex Drilling and Services. As of July 1, 2019, all of the assets, liabilities, rights and obligations of Pemex Ethylene were assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Ethylene. Pemex Drilling and Services and Pemex Ethylene were in turn dissolved effective as of July 1, 2019.

Capital Expenditures

The following table shows our capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2019, as well as the budget for these expenditures for 2020. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS. The following table presents our capital expenditures made or expected to be made by each productive state-owned subsidiary.

Capital Expenditures and Budget by Subsidiary

	Year ended December 31,				Budget 2020(1)
	2017	2018	2019
	(in millions of pesos)(2)
Pemex Exploration and Production	Ps. 85,491	Ps. 71,107	Ps. 98,763		Ps. 175,743
Pemex Industrial Transformation	18,576	17,026	8,953	(5)	16,952
Pemex Logistics	4,917	5,042	2,118		3,135
Pemex Drilling and Services(3)	1,550	1,388	738		n.a.
Pemex Ethylene(4)	618	975	164		n.a.
Pemex Fertilizers	264	331	203		1,069
Petróleos Mexicanos	1,609	893	189		332

Total capital expenditures	Ps. 113,025	Ps. 96,762	Ps. 111,127		Ps. 197,232

Note:	Numbers may not total due to rounding.
n.a.	Not applicable.
(1)	Original budget published in the Official Gazette of the Federation on December 11, 2019.
(2)	Figures are stated in nominal pesos.
(3)

Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production.

(4)	Prior to July 1, 2019, Pemex Ethylene operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Ethylene was merged into Pemex Industrial Transformation.
(5)

Figures reflect a decrease caused by a budget adjustment authorized by the Board of Directors of Petróleos Mexicanos in accordance with resolution CA-050/2019 in special meeting 942. This budget adjustment reclassified the capital expenditures of the new Dos Bocas refinery from investment in property, plant and equipment to financial investment.

Source: Petróleos Mexicanos.

The following table shows our capital expenditures, excluding non-capitalizable maintenance, by segment for the years ended December 31, 2018 and 2019 and the budget for these expenditures in 2020.

Capital Expenditures by Segment

	Year ended December 31,			Budget 2020(1)
	2018	2019
	(millions of pesos)(2)
Exploration and Production	Ps. 71,107	Ps. 98,763		Ps. 175,743
Industrial Transformation
Refining	14,119	8,409	(5)	12,500
Gas and Aromatics	2,907	489		2,000
Ethylene (3)	n.a.	55		2,452

Total	17,026	8,953		16,952
Logistics	5,042	2,118		3,135
Drilling and Services (4)	1,388	738		n.a.
Ethylene (3)	975	164		n.a.
Fertilizers	331	203		1,069
Corporate and other Subsidiaries	893	189		332

Total Capital Expenditures	Ps. 96,762	Ps. 111,127		Ps. 197,232

Note:	Numbers may not total due to rounding.
n.a.:	Not applicable.
(1)	Original budget published in the Official Gazette of the Federation on December 11, 2019.
(2)	Figures are stated in nominal pesos.
(3)	Prior to July 1, 2019, Pemex Ethylene operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Ethylene was merged into Pemex Industrial Transformation.
(4)

Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production.

(5)

Figures reflect a decrease caused by a budget adjustment authorized by the Board of Directors of Petróleos Mexicanos in accordance with resolution CA-050/2019 in special meeting 942. This budget adjustment reclassified the capital expenditures of the new Dos Bocas refinery from investment in property, plant and equipment to financial investment.

Source: Petróleos Mexicanos.

Capital Expenditures Budget

Capital expenditures and budget by project are described under each segment below in this Item 4.

The weighted average Mexican crude oil export price for 2019 was U.S. $55.63 per barrel. Based on its estimate that the weighted average Mexican crude oil export price would be U.S. $49.00 per barrel, the Mexican Congress approved a 2020 budget of Ps. 523.4 billion, including operational expenses and a financial balance goal (which we define as sales after deducting costs and expenses, capital expenditures, taxes and duties, and cost of debt) of Ps. 62.6 billion. With this budget, our management expects that we will be able to maintain our medium- and long-term growth plans without the need to incur more indebtedness than the amount included in our approved financing program for 2020 of Ps. 35.0 billion. The budget was based on the guiding principles of: stabilizing our crude oil and gas production levels in the medium and long-term; maintaining the industrial safety and reliability of our facilities; taking advantage of our ongoing contracts with third parties; and meeting our labor and financial obligations.

Our budget for 2020 includes a total of Ps. 332.6 billion for capital expenditures, including 94.1 billion for non-capitalizable maintenance and 41.3 billion for the construction of our new Dos Bocas refinery, led by PTI Infraestructura de Desarrollo, S.A. de C.V.). Our net capital expenditures budget is Ps. 197.2 billion. We expect to direct Ps. 175.7 billion (or 89.1%) to exploration and production programs in 2020. This investment in exploration and production activities reflects our focus on maximizing the potential of our hydrocarbon reserves and our most productive projects. In addition, in 2020 we expect to direct Ps. 17.0 billion (or 8.6%) to our industrial transformation segment. We continuously review our capital expenditures portfolio in accordance with our current and future business plans.

Our main objectives for upstream investment are to maximize our long-term economic value, and to increase and improve the quality of the oil and gas reserves assigned to us, enhance Pemex Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and compliance with environmental regulations. Our 2020 budget objectives include maintaining crude oil production at levels sufficient to satisfy domestic demand and have a surplus available for export and maintaining natural gas production levels.

Our downstream investment program seeks to increase our refining capacity, to improve the quality of our product selection and the reliability of our logistics and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

Given the recent and ongoing impact of the COVID-19 pandemic on our business and the global economy, our management expects to propose amendments to our 2020 budget to our Board of Directors. These amendments are expected to reflect the anticipated impact on our cash flows of the following developments: decreases in the prices and production of crude oil and derivatives, additional support from the Mexican Government in the form of contributions and tax benefits and changes to the U.S. dollar-peso exchange rate. The amendments are expected to represent an approximately Ps. 5.0 billion reduction in operating expenses and a Ps. 40.5 billion reduction in production capital expenditures (including non-capitalizable maintenance expenses). Once the Board of Directors approves the amendment budget, it will be required to be submitted to the Ministry of Finance and Public Credit for approval as part of its authority over our financial balance goal for the fiscal year. However, the budget information included in this report does not reflect any potential amendments as these remain subject to final approval by our Board of Directors as of the date of this report. For more information regarding the impact of the COVID-19 pandemic to our budget, See “Item 5—Overview”.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Our exploration and production segment operates through the productive state-owned subsidiary Pemex Exploration and Production and explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital expenditures in exploration and production activities increased by 38.9% in 2019. As a result of these investments, our total hydrocarbon production reached a level of approximately 884.0 million barrels of oil equivalent in 2019. Despite these investments, our crude oil production decreased by 7.6% from 2018 to 2019, averaging 1,684 thousand barrels per day in 2019, primarily as a result of the decline of the Cantarell, Yaxché-Xanab, Crudo Ligero Marino, El Golpe-Puerto Ceiba, Bellota-Chinchorro, Antonio J. Bermúdez, Cactus-Sitio Grande, Ixtal-Manik, Chuc, Costero Terrestre, Tsimín-Xux projects, which was partially offset by development of the Integral Tekel project’s Ayatsil field and by repairs, improvements and diversification of artificial systems at our onshore fields that helped maintain production levels.

Our natural gas production (excluding natural gas liquids) increased 0.3% from 2018 to 2019, averaging 4,816 million cubic feet per day in 2019. This increase in natural gas production resulted primarily from the increased volumes in the Burgos, Crudo Ligero Marino, Ixtal-Manik, Integral Veracruz Basin, Cactus-Sitio Grande, Integral Macuspana Basin and Ogarrio Sánchez Magallanes projects. Exploration drilling activity increased by 21.1% from 2018 to 2019, from 19 exploratory wells completed in 2018 to 23 exploratory wells completed in 2019. Development drilling activity increased by 38.5% from 2018 to 2019, from 143 development wells completed in 2018 to 198 development wells completed in 2019. In 2019, we completed the drilling of 221 wells in total. In 2019, our exploration drilling activity was focused on the shallow waters of the Gulf of Mexico and onshore regions and the development drilling activity was focused on increasing the production of crude oil and associated gas in the Ayatsil-Tekel, Crudo Ligero Marino, El Golpe-Puerto Ceiba, Ku-Maloob-Zaap, Yaxché-Xanab, Antonio J. Bermúdez, Aceite Terciario del Golfo and Ogarrio-Sánchez Magallanes projects.

In advance of 2019, we planned to invest in 20 new developments: 16 in shallow water and four onshore fields. During 2019, we incorporated the Onel and Yaxché shallow water fields into our development plan, bringing our total investment in new developments to 22 fields, 18 in shallow water and four onshore fields. As of December 31, 2019, we had begun production in five of these 22 fields. These five fields had an average production of 6.4 thousand barrels per day of crude oil and 42.2 million cubic feet per day of natural gas in 2019.

Our primary objectives for 2020 include: (i) strengthening our financial condition; (ii) ensuring our sustainability by accelerating the incorporation of hydrocarbon reserves; and (iii) adapting and modernizing our production infrastructure. We aim to meet these objectives through the following strategies: (1) accelerating the incorporation of hydrocarbon reserves by prioritizing our exploration activities onshore, in conventional shallow waters and in adjacent blocks; (2) accelerating secondary and enhanced recovery processes to increase the recovery factor for hydrocarbon reserves in our mature fields; (3) expediting the development of newly discovered fields; (4) prioritizing and developing activities that improve the reclassification of possible and probable reserves into proved reserves; (5) increasing our production of non-associated gas and (6) enhancing our operations efficiency and optimizing our exploration and production costs.

Entering 2020, our production goals for 2020 include producing crude oil at a level of approximately 1,866.5 thousand barrels per day and maintaining natural gas production above 5,331.9 million cubic feet per day. However, as a result of the OPEC+ production agreement entered into by Mexico on April 12, 2020, we are revising our crude oil production goals for 2020 taking into account the amendments in progress to our annual budget. For more information regarding this OPEC+ production agreement, see “Item 4—Trade Regulation, Export Agreements and Production Agreements.” We aim to meet these production goals through exploration and development activities, increasing inventory reserves through new discoveries and reclassifications and managing the decline in field production by focusing our exploration and production activities in areas where we have greater experience and higher historical success rates, such as secondary and tertiary recovery systems. In addition, we intend to re-allocate resources away from deep-water projects, which tend to be expensive and long-term activities, and towards shallow-water and onshore projects, which have the potential for near-term results. We plan to continue the development of 22 new fields in 2020, 18 of which are in shallow waters and four of which are onshore. We expect that these 22 fields will be able to produce an aggregate of up to 144.6 thousand barrels per day of crude oil during 2020. Despite these production reductions as a result of the current circumstances of the market and the global economic conditions, we continue to prepare our infrastructure for an increase in our crude oil and gas production once the market conditions are favorable.

Drilling and Services

Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, as a result of corporate reorganization, Pemex Drilling and Services was merged into Pemex Exploration and Production. Therefore, our drilling and services segment operated through the productive state-owned subsidiary Pemex Drilling and Services until July 1, 2019 and through the productive state-owned subsidiary Pemex Exploration and Production as a line of business after July 1, 2019. Prior to July 1, 2019, Pemex Drilling and Services mainly provided services to Pemex Exploration and Production.

In 2019, our drilling and services business provided drilling, completion, workover and well services in onshore and offshore fields both to us and to our external client Marinsa de México S.A. de C.V. (Marinsa). Beginning July 1, 2019, such services were provided through Pemex Exploracion and Production.

Industrial Transformation

Our industrial transformation segment is comprised of three principal activities: (i) refining, (ii) gas and aromatics and (iii) since July 1, 2019, ethylene and derivatives:

Refining

Pemex Industrial Transformation converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. We also distribute and market most of these products throughout Mexico. During 2019, atmospheric distillation refining capacity remained stable at 1,640.0 thousand barrels per day, following a capacity increase of 0.8% in 2018.

In the first nine months of 2019, our crude oil processing and production levels increased as a result of maintenance carried out in our refineries beginning in March 2019. Such maintenance was financed with operating cash flow. However, in the last quarter of the year, crude oil processing decreased due to increased refinery maintenance activities that temporarily reduced our refining capacity. Therefore, in 2019, processing of crude oil by the National Refining System decreased by 3.2%, from 611.9 thousand barrels per day in 2018 to 592.0 thousand barrels per day in 2019. In 2019, Pemex Industrial Transformation produced 625.6 thousand barrels per day of refined products, a 0.5% decrease as compared to 628.5 thousand barrels per day in 2018.

Our primary goals for 2020 include: prioritizing attention to critical risks, implementing steps to counteract low availability of ethane and wet gas for process in our petrochemical complexes and gas processing complexes and reaching the goals of the National Refining System Rehabilitation Program.

Gas and Aromatics

Our gas and aromatics business processes wet natural gas to produce dry natural gas, ethane, liquefied petroleum gas (LPG) and other natural gas liquids, along with aromatic derivatives chain products such as toluene, benzene and xylene. In 2019, our total sour natural gas processing capacity remained at 4,523.0 cubic feet per day.

In 2019, our supply of sour wet gas from Pemex Exploration and Production stabilized, particularly towards the end of the year. Despite this trend, we processed 2,826.3 million cubic feet of wet natural gas per day in 2019, a 4.3% decrease as compared to 2,951.9 million cubic feet per day in 2018. In 2019, we produced 221.3 thousand barrels per day of natural gas liquids, a 7.8% decrease as compared to 240.1 thousand barrels per day in 2018. In 2019, we also produced 2,305.0 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90.0%), a 4.8% decrease as compared 2,421.7 million cubic feet per day in 2018. Our highest dry gas production level for 2019 was 2,369.0 million cubic feet per day, which we reached during the third quarter of 2019. In 2019, we produced 919.6 thousand tons of aromatics and derivatives, a 61.5% increase as compared to 570.0 thousand tons in 2018. This increase was primarily due to stable operations of aromatics production.

Our primary goal for 2020 is to improve the utilization of our complex gas processors.

Ethylene and Derivatives

Prior to July 1, 2019, Pemex Ethylene operated as an additional productive state-owned subsidiary. As of July 1, 2019, as a result of corporate reorganization, Pemex Ethylene was merged into Pemex Industrial Transformation. Therefore, our ethylene segment operated through the productive state-owned subsidiary Pemex Ethylene until July 1, 2019 and through the productive state-owned subsidiary Pemex Industrial Transformation as a line of business after July 1, 2019.

This line of business’s main objectives include the production, distribution and marketing of ethane and propylene derivatives. In 2019, we produced a total of 1,610.8 thousand tons of petrochemical products, a 12.0% decrease from the 1,830.3 thousand tons of petrochemical products produced in 2018. This decrease was mainly due to a decrease in the national supply of ethane, which impacted the production of ethylene and its derivatives, including ethylene oxide, glycols and high-density polyethylene.

Our ethylene line of business manufactures several petrochemical products, including:

•	ethane derivatives, such as ethylene, polyethylene, ethylene oxide and glycols;

•	propylene and derivatives; and

•	others such as oxygen, nitrogen, hydrogen and butadiene, among other products.

The primary goal for our ethylene line of business in 2020 is to enable our ethane derivatives production by adapting our infrastructure at the Pajaritos refrigerated ethylene shipping terminal in order to increase our shipping, vaporization and storage capacity for imported ethane.

Fertilizers

Our fertilizers segment operates through the productive state-owned subsidiary Pemex Fertilizers and integrates the ammonia production chain up to the point of sale of fertilizers, including agricultural and industrial nitrates, phosphate fertilizers and acids (produced by Grupo Fertinal, S.A. de C.V., which we refer to as Fertinal). We also expect that our subsidiary Pro-Agroindustria, S.A. de C.V., which we refer to as Pro-Agroindustria, will be able to begin producing urea in the second quarter of 2020.

In 2020, we intend to focus our strategy on: (1) increasing the national production of fertilizers at competitive prices; (2) contributing to the strengthening of the agricultural sector in Mexico through the supply of fertilizers; (3) ensuring a reliable supply of natural gas for the operation of our plants; and (4) continuing to make capital expenditure investments to improve the operational reliability of our four ammonia plants.

Logistics

Our logistics segment operates through the productive state-owned subsidiary Pemex Logistics and provides land, maritime and pipeline transportation, storage and distribution services to some of our subsidiary entities and other companies, including Tesoro Mexico Supply & Marketing, S. de R.L. de C.V. (an affiliate of Marathon Petroleum Corporation), which we refer to as Tesoro, CENAGAS, local gas stations and distributors.

During 2019, we injected approximately 1,299.4 thousand barrels per day of crude oil and petroleum products into our pipelines, representing a 17.8% decrease as compared to 2018 when we injected approximately 1,581.5 thousand barrels per day, mainly due to a reduction in crude oil processed in the National Refining System and to controlled operations aimed at reducing losses from fuel subtractions in pipelines transportation systems in accordance with our strategy to combat fuel theft.

During 2019, we injected 132.7 thousand barrels per day of LPG, representing a 4.6% decrease as compared to the 139.1 thousand barrels per day of LPG injected in 2018, due to a decrease in Pemex Industrial Transformation’s sales. In addition, we injected 4.3 thousand barrels per day of petrochemicals in 2019, an increase of 79.2% as compared to the 2.4 thousand barrels per day we injected in 2018. This increase was mainly due to an increase in imports of isobutane as a result of a higher gasoline production at the Minatitlán and Salina Cruz refineries.

In 2019, we transported a total of 2,069.3 thousand barrels per day of petroleum products: 1,436.4 thousand barrels per day (69.4%) were injected by pipeline systems, 431.8 thousand barrels per day (20.9%) were transported by land transport and the remaining 201.1 thousand barrels per day (9.7%) were transported by tankers.

As of 2016, natural gas transportation is carried out by CENAGAS, with the support of Pemex Logistics through an operation and maintenance contract. During 2019, we transported approximately 5,059.1 million cubic feet per day of natural gas, a 0.2% decrease as compared to 5,070.9 million cubic feet per day we transported in 2018.

International Trading

The international trading segment provides us with international trading, distribution, risk management, insurance and transportation services. This segment operates through P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) and Mex Gas International, S.L. (which, together with the PMI Subsidiaries, we collectively refer to as the Trading Companies). Certain of the Trading Companies sell, buy and transport crude oil, refined products and petrochemicals in world markets, and provide related risk management, insurance, transportation and storage services. The Trading Companies have offices in Mexico City, Houston and Singapore. Export sales are made through PMI to 23 major customers in various foreign markets.

In 2019, our crude oil exports decreased in volume by 6.8%, from 1,184.0 thousand barrels per day in 2018 to 1,103.7 thousand barrels per day in 2019. Natural gas imports decreased by 26.6% in 2019, from 1,316.5 million cubic feet per day in 2018 to 965.9 million cubic feet per day in 2019. In 2019, our exports of petrochemical products increased by 24.5%, from 57.8 thousand metric tons in 2018 to 71.9 thousand metric tons in 2019, and our imports of petrochemical products increased 5.5%, from 831.8 thousand metric tons in 2018 to 877.3 thousand metric tons in 2019. In 2019, our exports of other petroleum products decreased 12.7%, from 132.8 thousand barrels per day in 2018 to 116.0 thousand barrels per day in 2019, and our imports of other petroleum products and liquefied petroleum gas decreased 14.1%, from 985.9 thousand barrels per day in 2018 to 846.9 thousand barrels per day in 2019. As a major supplier of crude oil to the United States, our international trading segment’s crude oil exports to the United States totaled U.S. $22.4 billion in 2019, a decrease of U.S. $4.1 billion.

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

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2019, we completed 13,612 exploration and development wells. During 2019, our average success rate for exploratory wells was 52.2%, a 22.9% increase as compared to 2018 and our average success rate for development wells was 93.9%, a 1.9% decrease as compared to 2018. From 2015 to 2019, we discovered 12 new crude oil fields, two new natural gas fields and three new gas and condensate fields, bringing the total number of our producing fields to 319 at the end of 2019.

Our 2019 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters of the Gulf of Mexico. These exploratory activities yielded 104.9 million barrels of oil equivalent of proved reserves resulting from the discovery of three gas and condensate producing fields, as well as from the drilling of one appraisal well in one existing field. In addition, in 2019 we acquired licensing for three-dimensional seismic multi-client data for 5,080 square kilometers in shallow waters.

The following table summarizes our drilling activity for the five years ended December 31, 2019, all of which occurred in Mexican territory.

	Year ended December 31,
	2015	2016		2017		2018		2019
Wells initiated(1)	274	93		70		166		182
Exploratory wells initiated(1)	22	23		22		28		32
Development wells initiated(1)	252	70		48		138		150
Wells drilled(2)	312	149		79		162		221
Exploratory wells	26	21		24		19		23
Productive exploratory wells(3)	13	6		10		5		12
Dry exploratory wells	13	15		14		14		11
Success rate %	50	29		42		26		52
Development wells	286	128		54		143		198
Productive development wells	266	110		50		137		186
Dry development wells	20	18		4		6		12
Success rate %(4)	93	86		93		96		94
Producing wells (annual averages)	9,363	8,749		6,699		7,671		7,400
Marine region	544	539		443		519		520
Southern region	1,403	1,244		931		1,029		1,012
Northern region	7,416	6,966		5,325		6,123		5,868
Producing wells (at year end)(5)	8,826	8,073		8,194		6,946		6,945
Crude oil	5,374	4,912		4,956		4,321		4,323
Natural gas	3,452	3,161		3,238		2,625		2,622
Producing fields	434	405		398		356		319
Marine region	41	43		43		43		43
Southern region	97	88		91		83		76
Northern region	296	274		264		230		200
Drilling rigs	113	110		83		84		84
Kilometers drilled	815	330		280		455		646
Average depth by well (meters)	3,038	3,655		3,639		2,808		2,870
Discovered fields (6)	6	1		3		4		3
Crude oil	6	1		1		4		—
Natural gas	—	—		2		—		—
Gas and condensate	—	—		—		—		3
Average crude oil and natural gas output by well (barrels of oil equivalent per day)	349	348		291		329		327
Total developed acreage (km2)(7)	8,654	7,017	(8)	6,886	(8)	6,923	(8)	7,077	(8)

Total undeveloped acreage (km2)(7)	1,000	712	(8)	620	(8)	607	(8)	603	(8)

Note:	Numbers may not total due to rounding.
(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells.
(4)	Excludes injector wells.
(5)

For the year ended December 31, 2015, all productive wells, and all other wells referred to in this table, are “net,” because we did not grant others any fractional working interests in any wells that we owned no acquired any fractional working interest in wells owned by others. Figures for the years ended December 31, 2016, 2017, 2018 and 2019 include fractional interests obtained pursuant to joint ventures and associations.

(6)	Includes only fields with proved reserves (Koban, Quesqui and Vinik).
(7)

For the year ended December 31, 2015, all acreage is net because we neither granted others fractional interests nor entered into other types of production sharing arrangements. Figures for the years ended December 31, 2016, 2017, 2018 and 2019 include fractional interests obtained pursuant to joint ventures and associations.

(8)	These values relate only to our current assignments.

Source: Pemex Exploration and Production.

Extensions and Discoveries

During 2019, our exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of six new fields: two onshore fields (the Quesqui and Vinik gas and condensate fields) and four offshore fields (the Koban gas and condensate field and the Itta, Tema and Tlamatini crude oil fields). In addition, extension activities in our Nobilis and Teca fields led to the incorporation of additional reserves. Together, these extensions and discoveries led to the incorporation approximately 115.6 million barrels of oil equivalent.

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

Proved reserves estimates as of December 31, 2019 were prepared by our exploration and production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of our oil and gas reserves. In addition, pursuant to the Lineamientos que Regulan los Procedimientos de Cuantificación y Certificación de Reservas de la Nación (Guidelines for Regulating the Nation’s Reserves Quantification and Certification Procedures), the CNH was required to review and approve the proved reserves estimates as of December 31, 2019 by the second week of April. However, due to the COVID-19 pandemic, the CNH has suspended the deadlines and, as of the date of this annual report, has not issued the resolution in connection with the reports of Pemex fields. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government— Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.”

We estimate reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the Society of Petroleum Engineers’ (which we refer to as the SPE) publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, as amended, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2019, we did not record any material increase in our proved oil and gas reserves as a result of the use of new technologies.

In order to ensure the reliability of our reserves estimation efforts, we have undertaken the internal certification of our estimates of reserves since 1996. We have established certain internal controls in connection with the preparation of our proved reserves estimates. Initially, teams of geoscientists from our exploration and production business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the Gerencia de Certificación de Reservas de Hidrocarburos (Office of Certification of Hydrocarbon Reserves), the central hydrocarbon reserves management body of Pemex Exploration and Production, review and certify such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Office of Certification of Hydrocarbon Reserves, which additionally oversees and conducts an internal audit of the process described above, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. Additionally, the engineers who participate in our reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) and analytical tools used in forecasting the performance of the various elements comprising the production system; and design strategies in petroleum field development. Furthermore, all of our personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over fifteen years of professional experience.

In addition to this internal review process, our exploration and production segment’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited our estimates of proved reserves as of December 31, 2019 or January 1, 2020, as applicable. Netherland Sewell, DeGolyer and MacNaughton and GLJ (we refer to these firms together as the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 96.7 % of our estimated proved reserves. The remaining 3.3 % of our estimated proved reserves consisted mainly of reserves located in certain areas that have been shared with third parties. Netherland Sewell audited the reserves in the Cantarell, Ku-Maloob-Zaap, Cinco Presidentes and Macuspana-Muspac business units, DeGolyer and MacNaughton audited the reserves in the Poza Rica-Altamira, Abkatún-Pol-Chuc and Litoral de Tabasco business units and GLJ audited the reserves in the Burgos, Veracruz, Bellota-Jujo and Samaria-Luna business units. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data that we have provided; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of some of our fields; (3) economic analysis of fields; and (4) review of our production forecasts and reserves estimates.

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

Our total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants increased by 3.0% in 2019, from 5,786.0 million barrels in 2018 to 5,960.6 million barrels in 2019. This increase was due to discoveries, developments, delineations and revisions of our proved reserves, in particular the development of the Ayatsil and Balam fields and the discovery of the Koban, Quesqui and Vinik gas and condensate fields. Our proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 0.1% in 2019, from 3,587.6 million barrels in 2018 to 3,585.0 million barrels in 2019. The amount of our proved reserves of crude oil, condensate and liquefiable hydrocarbon reserves added in 2019 was sufficient to offset the level of production in 2019, which amounted to 687.6 million barrels of crude oil, condensates and liquefiable hydrocarbons.

Our total proved developed and undeveloped dry gas reserves decreased by 0.3% in 2019, from 6,370 billion cubic feet at December 31, 2018 to 6,351.7 billion cubic feet at December 31, 2019. Our proved developed dry gas reserves increased by 6.8% in 2019, from 3,380 billion cubic feet at December 31, 2018 to 3,608.5 billion cubic feet at December 31, 2019. This increase was principally due to an increase in proved developed dry gas reserves of the Poza Rica and Burgos fields. The amount of dry gas reserves added in 2019 was insufficient to offset the level of production in 2019, which amounted to 870.4 billion cubic feet of dry gas. Our proved undeveloped dry gas reserves decreased by 8.3% in 2019, from 2,990.0 billion cubic feet at December 31, 2018 to 2,743.1 billion cubic feet at December 31, 2019. This decrease was primarily due to certain reserves of the Poza Rica and Burgos fields that were previously classified as undeveloped reserves being reclassified as proved developed reserves.

During 2019, our exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of six new fields: two onshore fields (the Quesqui and Vinik gas and condensate fields) and four offshore fields (the Koban gas and condensate field and the Itta, Tema and Tlamatini crude oil fields). In addition, extension activities in our Teca and Nobilis fields led to the incorporation of additional proved reserves. Together, these extensions and discoveries led to the incorporation of approximately 115.6 million barrels of oil equivalent.

In 2019, our proved reserves increased by 1,026.5 million barrels of oil equivalent due to reclassifications, development, revisions and discoveries.

The following three tables of crude oil and dry gas reserves set forth our estimates of our proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2019

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	3,585.0	3,608.5
Proved undeveloped reserves	2,375.6	2,743.1

Total proved reserves	5,960.6	6,351.7

Note:	Numbers may not total due to rounding
(1)	We do not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)

Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2015	2016	2017	2018	2019
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	10,292	7,977	7,219	6,427	5,786
Revisions(2)	(1,491)	189	(95)	22	784
Extensions and discoveries	111	(55)	147	140	78
Production	(935)	(891)	(805)	(743)	(688)
Farm-outs and transfer of fields due to CNH bidding process	—	—	(38)	(59)	—

At December 31	7,977	7,220	6,428	5,786	5,961

Proved developed reserves at December 31	5,725	4,886	4,166	3,588	3,585
Proved undeveloped reserves at December 31	2,252	2,333	2,261	2,198	2,376

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)

Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and the effect of changes in hydrocarbon prices.

Source: Pemex Exploration and Production.

Dry Gas Reserves

	2015	2016	2017	2018	2019
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	10,859	8,610	6,984	6,593	6,370
Revisions(1)	(955)	(183)	169	3	656
Extensions and discoveries	47	(308)	468	809	196
Production(2)	(1,341)	(1,134)	(999)	(887)	(870)
Farm-outs and transfer of fields due to CNH bidding process	—	—	(29)	(148)	—

At December 31	8,610	6,984	6,593	6,370	6,352

Proved developed and undeveloped reserves
Proved developed reserves at December 31	6,012	4,513	4,026	3,380	3,609
Proved undeveloped reserves at December 31	2,598	2,471	2,567	2,990	2,743

Note:	Numbers may not total due to rounding.
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

Source: Pemex Exploration and Production.

The following table sets forth, as of December 31, 2019, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 95.4% of our proved reserves.

	Reserves			Number of Producing Wells	Number of Undeveloped Locations(2)
Field	Proved(1)	Developed(1)	Undeveloped(1)
	(in millions of barrels of oil equivalent)
Ku-Maloob-Zaap	1,564.4	1,255.1	309.4	208	44
Ayatsil	1,172.8	426.3	746.5	21	36
Akal	633.0	633.0	0.0	77	0
Aceite Terciario del Golfo (3)	565.6	85.6	480.0	3,288	3,446
Ixachi	359.9	82.3	277.7	2	14
Balam	196.4	158.7	37.7	16	3
Antonio J. Bermudez (4)	144.1	94.9	49.2	222	24
Jujo-Tecominoacán	102.0	67.4	34.6	28	9
Ek	95.6	31.3	64.3	13	5
Onel	93.5	77.7	15.8	15	3
Xikin	86.2	11.7	74.5	1	4
Quesqui	80.0	42.3	37.7	1	1
Yaxché	71.1	28.9	42.2	9	12
Tamaulipas Constituciones	67.3	46.7	20.6	279	96
Santuario	64.3	16.7	47.6	29	ND
Teotleco	63.5	44.5	19.0	8	3
Tekel	60.8	0.0	60.8	0	8
Lakach	60.2	0.0	60.2	0	3
Pokche	55.3	0.0	55.3	0	6
Nejo	44.7	28.4	16.3	209	63
Xux	44.2	44.2	0.0	12	0
Arenque	43.7	37.7	6.0	13	2
Utsil	41.8	0.0	41.8	0	8
Xanab	40.6	40.6	0.0	9	1
Etkal	40.4	14.9	25.5	2	4
Sihil	37.6	21.2	16.4	18	0
Suuk	34.0	0.0	34.0	0	3
Ixtal	32.3	32.3	0.0	14	0
Poza Rica	31.3	23.3	8.0	193	23
Puerto Ceiba	31.2	29.8	1.3	16	1
Tizón	29.8	26.1	3.7	9	1
Giraldas	28.7	28.7	0.0	8	0
Ayín	28.5	0.0	28.5	0	3
Homol	27.4	19.6	7.9	8	0
Rabasa	27.3	17.3	10.1	40	17
Gasífero	27.1	26.2	0.9	29	1
Kambesah	24.6	24.6	0.0	4	0
Cuitláhuac	22.7	19.1	3.6	189	6
Eltreinta	22.5	20.1	2.4	16	3
Cárdenas-Mora	20.2	13.4	6.8	9	ND
Bellota	20.2	15.2	5.0	7	2

	Reserves			Number of Producing Wells	Number of Undeveloped Locations(2)
Field	Proved(1)	Developed(1)	Undeveloped(1)
	(in millions of barrels of oil equivalent)
Costero	20.0	20.0	0.0	10	0
Valeriana	19.9	9.7	10.2	1	1
Tsimín	19.1	19.1	0.0	8	0
Ogarrio	18.9	4.5	14.4	87	10
Jaatsul	18.8	0.0	18.8	0	3
Esah	18.1	0.0	18.1	0	2
Lum	18.0	14.3	3.7	3	3
Cibix	17.7	3.8	13.9	1	5
Koban	17.6	0.0	17.6	0	2
Sini	17.6	14.1	3.6	7	0
Takín	17.3	17.3	0.0	4	0
Terra	17.2	17.2	0.0	13	0
Sen	16.3	16.3	0.0	12	0
Kax	15.8	15.8	0.0	3	0
Chinchorro	15.4	12.7	2.7	4	1
Madrefil	15.3	15.3	0.0	6	0
Caparroso-Pijije-Escuintle	14.7	9.4	5.3	16	1
Paredón	14.6	14.6	0.0	3	0
Ébano Chapacao	14.2	10.2	3.9	150	ND
Edén-Jolote	14.1	12.3	1.8	5	1
Bedel	13.4	12.3	1.1	13	1
Kuil	13.2	7.7	5.4	3	1
Sunuapa	13.0	10.2	2.8	10	2
Mulach	12.7	0.0	12.7	0	1
Tupilco	12.6	12.6	0.0	19	0
Cinco Presidentes	12.6	11.4	1.1	36	3
Ixtoc	11.9	11.9	0.0	8	0
May	11.6	11.6	0.0	10	0
Cacalilao	11.5	4.1	7.4	87	99
Cuervito	11.0	4.2	6.8	90	16
Teca	11.0	0.0	11.0	0	2
Bolontikú	10.8	10.8	0.0	3	0
Och	10.2	10.2	0.0	5	0
Pánuco	9.9	2.6	7.3	60	121
Tetl	9.3	0.0	9.3	0	3
Blasillo	9.3	5.4	3.8	14	6
Taratunich	8.8	8.8	0.0	3	0
Uech	8.7	8.7	0.0	2	0
Manik	8.2	8.2	0.0	3	0
Rodador	8.1	8.1	0.0	25	0
San Ramón	7.7	6.4	1.3	29	4
Cheek	7.4	0.0	7.4	0	2
Chuc	7.3	7.3	0.0	9	0
Batsil	7.3	0.0	7.3	0	0
Cactus	7.2	7.2	0.0	15	0
Jacinto	7.1	7.1	0.0	4	0
Bacab	7.0	7.0	0.0	6	0
Vinik	7.0	0.0	7.0	0	1

Total	6,853.2	3,996.3	2,856.8	5,809	4,146

Our proved reserves	7,181.9	4,278.9	2,902.9
Percentage	95.4%	93.4%	98.4%

Note:	Numbers may not total due to rounding.
(1)

Proved reserves, developed reserves and undeveloped reserves are expressed in millions of barrels of oil equivalent. To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

(2)	Undeveloped Locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
(3)	Includes extraction assignments and temporary assignments.
(4)	Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.
ND:	No data available as undeveloped reserves are located in areas shared with third parties.

Source: Pemex Exploration and Production.

Our reserve-replacement ratio, or RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2019, we obtained 1,026.5 million barrels of oil equivalent of proved reserves, which represents an RRR of 120.1%, as compared to our RRR of 34.7% in 2018. We expect continued improvements in our RRR in subsequent years.

Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2019, this ratio was 8.4 years for proved reserves. For more information, see Note 31 to our consolidated financial statements included herein.

Sales Prices and Production Costs

The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 10% or more of our proved reserves.

Unit Sales Prices and Production Costs(1)

	Ku-Maloob-Zaap		Akal		Other Fields		All Fields
	(in U.S. dollars)
Year ended December 31, 2019
Average sales prices
Crude oil, per barrel	U.S. $	53.34	U.S. $	59.68	U.S. $	61.73	U.S. $	57.13
Natural gas, per thousand cubic feet		3.63		1.57		3.54		3.55
Average production costs, per barrel of oil equivalent		10.37		17.27		16.32		14.06
Year ended December 31, 2018
Average sales prices
Crude oil, per barrel		58.71		61.41		66.34		66.13
Natural gas, per thousand cubic feet		4.37		1.62		4.21		4.21
Average production costs, per barrel of oil equivalent		10.03		38.94		14.78		13.73
Year ended December 31, 2017
Average sales prices
Crude oil, per barrel		41.70		48.75		52.90		48.71
Natural gas, per thousand cubic feet		5.07		4.25		4.12		4.32
Average production costs, per barrel of oil equivalent		7.53		23.25		11.53		10.90

(1)	Average of sales prices as of the last day of each month of the year.

Source: Pemex Exploration and Production.

In 2019, our average production cost was U.S. $14.06 per barrel of oil equivalent, which represented an increase of 2.4%, as compared to our average production cost of U.S. $13.73 per barrel of oil equivalent in 2018. This increase resulted primarily from an increase in purchases between PEMEX entities and associated expenses and payments under Integrated Exploration and Production Contracts.

We calculate and disclose our production costs pursuant to international practices, which are based on U.S. GAAP under ASC Topic 932. In accordance with ASC Topic 932, the production cost per barrel of oil equivalent is calculated by dividing total production expenses (in U.S. dollars) by total production of oil and gas (in barrels of oil equivalent) for the relevant period.

Our total production cost consists of all direct and indirect costs incurred to produce crude oil and gas, including costs associated with the operation and maintenance of wells and related equipment and facilities. In addition, it includes costs of labor to operate the wells and facilities, the costs of materials, supplies and fuel consumed, including gas used for gas lifting, nitrogen and other chemicals, repair and non-capitalized maintenance costs, and other costs, such as fees for general services, a labor fund for active personnel, corporate services, indirect overhead and applicable taxes and duties. However, it excludes non-cash expenses such as amortization of capitalized well expenses, the depreciation of fixed assets, expenses associated with the distribution and handling of oil and gas and other expenses that are related to exploration, development and drilling activities.

Crude Oil and Natural Gas Production

In 2019, we produced an average of 1,683.8 thousand barrels per day of crude oil, a decrease of 7.6% as compared to our average production of 1,822.5 thousand barrels per day of crude oil in 2018. The decrease in 2019 resulted primarily from the decrease of production in the Cantarell, Yaxché-Xanab, Crudo Ligero Marino, El Golpe-Puerto Ceiba, Bellota-Chinchorro, Complejo Antonio J. Bermúdez, Cactus-Sitio Grande, Ixtal-Manik, Chuc, Costero Terrestre and Tsimín-Xux projects. Notwithstanding this overall decrease, our average production of heavy crude oil increased by 3.3 thousand barrels per day, or 0.3% more than the average daily production in 2018, primarily due to an increase in our drilling activities and a deceleration in the decline in field production, primarily in the Ayatsil-Tekel project. In 2019, the average production of light crude oil decreased by 142.1 thousand barrels per day, or 18.9%, as compared to 2018. This decrease occurred mainly due to a natural decline in production in the Chuhuk, Caan, and Ixtal fields of the Abkatún-Pol-Chuc business unit; the Xanab, Tsimín, Sinán, Bolontikú and Yaxché fields of the Litoral de Tabasco business unit; the Costero and Sitio Grande fields of the Macuspana-Muspac business unit; and the Samaria, Íride and Sini fields of the Samaria-Luna business unit.

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

Most of our production consists of Isthmus and Maya crude oil. In 2019, 63.8% of our total production of crude oil consisted of heavy crude oil and 36.2% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (71.0% of these regions’ production in 2019), although significant volumes of light crude oil are also produced there (29.0% of these regions’ production in 2019). The Southern region yields mainly light and extra-light crude oil (together, 82.6% of this region’s production in 2019), and the Northern region yields both light and extra-light crude oil (38.5% of this region’s production in 2019) and heavy crude oil (61.5% of this region’s production in 2019).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Ku-Maloob-Zaap, Litoral de Tabasco, Abkatún-Pol-Chuc and Cantarell business units in the Marine regions and the Samaria Luna and Bellota-Jujo business units in the Southern region. In particular, the Ku-Maloob-Zaap business unit was our most important crude oil producer in 2019, producing an average of 842.7 thousand barrels per day of crude oil in 2019, or 50.0% of our total crude oil production for the year, and 785.8 million cubic feet per day of natural gas, or 16.3% of our total natural gas production for the year. Our second most important crude oil producer was Litoral de Tabasco which produced an average of 198.8 thousand barrels per day of crude oil in 2019, or 11.8% of our total crude oil production for the year, and an average of 713.1 million cubic feet per day of natural gas, or 14.8% of our total natural gas production for the year.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2019.

Crude Oil Production

	Year ended December 31,					2019 vs. 2018
	2015	2016	2017	2018	2019
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	1,054.9	1,018.3	978.0	996.1	982.7	(1.3)
Light crude oil(1)	705.4	682.7	605.6	514.8	402.2	(21.9)
Total	1,760.3	1,700.9	1,583.6	1,510.9	1,384.8	(8.3)
Southern region
Heavy crude oil	31.7	22.3	16.9	25.8	36.2	40.2
Light crude oil(1)	362.1	321.8	249.8	193.6	172.2	(11.0)

Total	393.8	344.1	266.7	219.4	208.4	(5.0)
Northern region
Heavy crude oil	65.7	62.0	54.2	49.3	55.6	12.9
Light crude oil(1)	47.0	46.5	43.8	43.0	34.9	(18.8)

Total	112.7	108.5	97.9	92.3	90.6	(1.9)
Total heavy crude oil	1,152.3	1,102.6	1,049.1	1,071.2	1,074.5	0.3
Total light crude oil(1)	1,114.5	1,051.0	899.2	751.4	609.3	(18.9)

Total crude oil	2,266.8	2,153.6	1,948.3	1,822.5	1,683.8	(7.6)

Note:	Numbers may not total due to rounding.
(1)	Includes extra-light crude oil.

Source: Pemex Exploration and Production.

The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2019.

Crude Oil Production

	Year ended December 31,					2019 vs. 2018
	2015	2016	2017	2018	2019
	(in thousands of barrels per day)					(%)
Marine regions
Ku-Maloob-Zaap	853.1	866.6	858.0	874.7	842.7	(3.7)
Litoral de Tabasco	347.2	359.9	345.8	291.1	198.8	(31.7)
Abkatún-Pol-Chuc	286.7	258.7	203.2	183.8	184.0	0.1
Cantarell	273.4	215.8	176.0	161.2	159.3	(1.1)

Total	1,760.4	1,700.9	1,583.6	1,510.9	1,384.8	(8.3)
Southern region
Samaria-Luna	145.4	127.0	99.9	86.5	82.1	(5.1)
Bellota-Jujo	101.7	90.3	72.4	58.6	58.2	(0.7)
Cinco Presidentes	87.6	80.0	63.1	50.7	41.5	(18.1)
Macuspana-Muspac	59.0	46.8	31.3	23.6	26.4	11.9

Total	393.7	344.1	266.7	219.4	208.3	(5.1)
Northern region
Poza Rica-Altamira	58.7	53.9	48.2	43.7	41.0	(6.1)
Aceite Terciario del Golfo	42.0	39.8	34.4	28.4	24.3	(14.5)
Veracruz	12.1	14.8	15.3	17.6	22.3	26.7
Burgos	—	—	—	2.6	3.0	15.4

Total	112.7	108.5	97.9	92.3	90.6	(1.8)

Total crude oil	2,266.9	2,153.6	1,948.3	1,822.5	1,683.8	(7.6)

Note:	Numbers may not total due to rounding.

Source: Pemex Exploration and Production.

The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2019, the average crude oil production from the 43 fields located in these regions was 1,384.8 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2019, the average crude oil production from the 76 fields located in this region was 208.3 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2019, the average crude oil and natural gas production in the Northern region totaled 90.6 thousand barrels per day of crude oil and 927.6 million cubic feet per day of natural gas, respectively, from the 200 oil and gas fields in this region.

The following table sets forth our annual natural gas production by region and business unit for the five years ended December 31, 2019.

Natural Gas Production

	Year ended December 31,					2019
	2015	2016	2017	2018	2019	vs. 2018
	(in millions of cubic feet per day)					(%)
Marine regions
Cantarell	1,277.1	1,184.9	1,133.4	1,151.1	1,245.7	8.2
Ku-Maloob-Zaap	556.5	589.3	552.3	693.5	785.8	13.3
Litoral de Tabasco	993.5	950.0	882.3	798.0	713.1	(10.6)
Abkatún-Pol-Chuc	455.9	390.5	319.5	288.2	300.5	4.3

Total	3,283.0	3,114.6	2,887.6	2,930.8	3,045.2	3.9
Southern region
Samaria-Luna	500.3	498.7	426.9	381.0	371.7	(2.4)
Macuspana-Muspac	455.3	382.2	291.6	249.2	269.3	8.1
Bellota-Jujo	264.5	231.5	183.3	147.4	128.1	(13.0)
Cinco Presidentes	160.1	137.7	109.1	90.9	74.3	(18.2)

Total	1,380.1	1,250.0	1,011.0	868.5	843.4	(2.9)
Northern region
Burgos	1,099.0	864.6	699.2	603.9	567.6	(5.9)
Veracruz	392.2	322.8	263.5	217.3	208.1	(4.2)
Aceite Terciario del Golfo	145.2	142.5	118.5	92.2	69.4	(24.8)
Poza Rica-Altamira	101.5	97.9	88.2	90.3	82.5	(8.7)

Total	1,737.9	1,427.8	1,169.4	1,003.7	927.6	(7.6)

Total natural gas	6,401.1	5,792.5	5,068.0	4,803.0	4,816.2	0.3

Note:	Numbers may not total due to rounding.

Source: Pemex Exploration and Production.

In 2019, the Marine regions produced 3,045.2 million cubic feet per day of natural gas, or 63.2% of our total natural gas production, an increase of 3.9% as compared to the regions’ 2018 production of 2,930.8 million cubic feet per day. In 2019, the Southern region produced 843.4 million cubic feet per day of natural gas, or 17.5% of our total natural gas production, a decrease of 2.9% as compared to the region’s 2018 production of 868.5 million cubic feet per day. In 2019, the Northern region produced 927.6 million cubic feet per day of natural gas, or 19.3% of our total natural gas production, a decrease of 7.6% as compared to the region’s 2018 production of 1,003.7 million cubic feet per day.

Our average natural gas production increase by 0.3% in 2019, from 4,803.0 million cubic feet per day in 2018 to 4,816.2 million cubic feet per day in 2019. Natural gas production associated with crude oil production accounted for 83.2% of total natural gas production in 2019, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. As of December 31, 2019, 124 of our 319 gas producing fields, or 38.9%, produced non-associated gas. These non-associated gas fields accounted for 16.8% of all of our natural gas production in 2019.

Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps. 98,763 million in 2019, as compared to Ps. 71,107 million in 2018, representing an increase of 38.9% in nominal terms. Of our total capital expenditures, Ps. 17,560 million was directed to the Ku-Maloob-Zaap fields, Ps. 803 million was directed to the Tsimin-Xux project, Ps. 10,711 million was directed to the Chuc project, Ps. 2,342 million was directed to the Cantarell fields, Ps. 3,715 million was directed to the Crudo Ligero Marino project, Ps. 1,092 million was directed to the Ogarrio-Sánchez Magallanes project, Ps. 958 million was directed to the Delta del Gijalva fields, Ps. 3,166 million was directed to the Antonio J. Bermúdez fields, Ps. 243 million was used for development of the Burgos natural gas fields and Ps. 758 million was directed to the Aceite Terciario del Golfo (ATG) project. During 2019, expenditures for these ten projects amounted to 41.9% of all our capital expenditures for exploration and production. The remaining 58.1% amounted to Ps. 57,415 million in nominal terms, which was directed to the 28 remaining projects, as well as to other exploratory projects, other development projects and administrative and technical support.

2020 Exploration and Production Capital Expenditures Budget

For 2020, our total capital expenditures budget is Ps. 175,743 million, as compared to Ps. 98,763 million of capital expenditures made in 2019, representing an increase of 77.9%, largely with a view of reaching our objectives of stopping and reversing the decline in our reserves and production, and accelerating the development of discovered fields. The 2020 budget includes all of the 26 ongoing strategic exploration and production projects, an additional Ps. 41,249 million to be allocated to other exploratory projects and Ps. 45,458 million to be allocated to other development projects. Ps. 131,307 million, or 74.7% of our 2020 capital expenditures budget is to be allocated to projects relating to field development and pipelines. Ps. 44,436 million, or 25.3% of the total budget, will be allocated to exploration activities.

The 2020 exploration and production budget includes Ps. 21,590 million for investments in the Ku-Maloob-Zaap project, Ps. 6,556 million for the Integral Yaxché project, Ps. 5,178 million for the Chuc project, Ps. 331 million for the Tsimín-Xux project, Ps. 7,737 million for the Cantarell project, Ps. 1,228 million for the Delta del Grijalva project, Ps. 10,723 million for the Crudo Ligero Marino project, Ps. 5,346 million for the Antonio J. Bermúdez project, Ps. 4,767 million for the Ogarrio Sánchez Magallanes project, Ps. 1,500 million for the Burgos project, Ps. 908 million for the Bellota-Chinchorro project, and Ps. 109,879 million for the remaining projects, as well as for other exploratory and development projects and administrative and technical support.

Given the recent and ongoing impact of the COVID-19 pandemic on our business and the global economy, we anticipate adjustments to Pemex Exploration and Production’s investment budget for 2020, which may include reductions to our capital expenditures and non-capitalizable maintenance expenses. For more information regarding the impact of the COVID-19 pandemic to our investment budget, See “Item 5—Overview”.

Exploration and Production Investment Trends

In 2019, we invested Ps. 21,992 million in nominal terms, or 22.3% of the total capital expenditures of our exploration and production segment, in exploration activities, which represented an 8.0% decrease from the Ps. 23,892 million invested in exploration activities in 2018. In 2019, we invested Ps. 76,771 million in nominal terms, or 77.7% of our total capital expenditures in development activities, which represents a 62.6% increase from the Ps. 47,214 million invested in development activities in 2018.

In 2020, we have budgeted Ps. 44,436 million, or 25.3% of total capital expenditures, for exploration activities of our exploration and production segment, which represents a 102.1% increase in nominal terms from the amount invested in exploration activities in 2019. For development activities in 2020, we have budgeted Ps. 131,307 million, or 74.7% of total capital expenditures, which represents a 71.0% increase in nominal terms from the amount that we invested in development activities in 2019.

Our projected exploration and development capital expenditures correspond to the areas assigned to us through bidding rounds, which represent the areas in which we are exploring, operating or have an interest in developing based on our operational capabilities. The SENER granted us the right to explore and develop these areas with the aim of maintaining our production levels in the short term, while providing us with sufficient exploration opportunities to increase our production in the future. Given that a significant number of exploration areas are reserved by the Mexican Government for potential future competitive bidding rounds, we intend to carry out our strategy of increasing production and improving our RRR over time by entering into strategic joint ventures with other oil and gas companies. Through these joint ventures, we hope to gain access to new technology and international best practices, while sharing the costs associated with security, occupational health and environmental protection and minimizing our operational risks. Over time, the allocation of our capital expenditures budget may change due to a number of factors, including the results of potential subsequent bidding rounds in which we participate.

The capital expenditures of our exploration and production segment have constituted 73.5% or more of our total capital expenditures in each of the last three years. In 2020, the budgeted capital expenditures of our exploration and production segment constitute 89.1% of our total capital expenditures.

The following tables sets forth our capital expenditures, excluding non-capitalizable maintenance, related to exploration and development for each of the three years ended December 31, 2019, and the budget for 2020. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Exploration and Development Capital Expenditures

	Year ended December 31,(1)						Budget
	2017		2018		2019(2)		2020(2)(3)
	(in millions of pesos) (4)
Exploration	Ps.	28,753	Ps.	23,892	Ps.	21,992	Ps.	44,436
Development		56,738		47,214		76,771		131,307
Total	Ps.	85,491	Ps.	71,107	Ps.	98,763	Ps.	175,743

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)

Figures include our drilling and services line of business beginning July 1, 2019. Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production.

(3)	Original budget published in the Official Gazette of the Federation on December 11, 2019.
(4)	Figures are stated in nominal pesos.

Source: Pemex Exploration and Production

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our main projects are Ku-Maloob-Zaap, Tsimín-Xux, ATG, Cantarell, Crudo Ligero Marino, Burgos, Chuc, Antonio J. Bermúdez, Ogarrio-Sánchez Magallanes and Delta del Grijalva. These projects are described below.

Exploration and Production’s Capital Expenditures

	Year ended December 31,(1)						Budget
	2017		2018		2019		2020(2)
	(in millions of pesos)(3)
Exploration and Production
Ku-Maloob-Zaap	Ps.	20,454	Ps.	10,879	Ps.	17,560	Ps.	21,590
Chuc		8,761		13,178		10,711		5,178
Ek-Balam		737		2,918		8,888		8,237
Integral Yaxché		7,984		3,686		5,592		6,556
Crudo Ligero Marino		1,026		3,535		3,715		10,723
Antonio J. Bermúdez		1,306		1,148		3,166		5,346
Cantarell		3,119		2,228		2,342		7,737
Cuenca de Veracruz		671		2,018		2,110		4,935
Ixtal-Manik		368		807		1,922		201
Bellota-Chinchorro		400		1,187		1,646		908
Cactus-Sitio Grande		463		412		1,377		687
Tamaulipas-Constituciones		101		339		1,232		2,220
Ogarrio-Sánchez Magallanes		1,063		1,227		1,092		4,767
Delta del Grijalva		1,705		879		958		1,228
El Golpe-Puerto Ceiba		286		365		902		945
Tsimín-Xux		4,961		1,065		803		331
Aceite Terciario del Golfo		604		511		758		2,311
Integral Poza Rica		173		324		491		1,354
Jujo-Tecominoacán		565		492		405		1,460
Burgos		606		162		243		1,500
Cuenca de Macuspana		117		96		125		212
Costero Terrestre		120		114		83		78
Lakach		1,058		1,083		56		—
Arenque		6		61		40		38
Ayín-Alux		1		—		—		—
Lankahuasa		11		—		—		—
Other Exploratory Projects		26,235		22,388		20,550		41,249
Other Development Projects		2,341		—		11,324		45,458
Xikin		—		—		6,210		5,898
Esah		—		—		1,675		1,795
Tetl		—		—		728		1,367
Suuk		—		—		637		2,603
Teekit Profundo		—		—		566		1,675
Octli		—		—		505		1,769
Ixachi		—		—		436		20,079
Koban		—		—		174		2,639
Manik NW		—		—		149		729
Cahua		—		—		66		478
Mulach		—		—		64		2,473
Cheek		—		—		44		366
Hok		—		—		40		1,609
Tlacame		—		—		30		1,304
Cibix		—		—		—		339
Chocol		—		—		—		335
Others		2,341		—		—		—
Administrative and Technical Support		249		5		—		—
Drilling and Services(4)		—		—		672		494

Total	Ps.	85,491	Ps.	71,107	Ps.	98,763	Ps.	175,743

Notes: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Original budget published in the Official Gazette of the Federation on December 11, 2019.
(3)	Figures are stated in nominal pesos.
(4)

Figures include our drilling and services line of business beginning July 1, 2019. Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production.

Source: Petróleos Mexicanos.

Ku-Maloob-Zaap Project. The Ku-Maloob-Zaap project was our most important producer of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Ayatsil, Bacab, Lum, Ku Maloob, Tekel, Utsil and Zaap fields, and extends over an area of 305.7 square kilometers. As of December 31, 2019, there were a total of 294 wells completed, 208 of which were producing. The project produced an average of 842.7 thousand barrels per day of crude oil, 50.0% of our total production, and 785.8 million cubic feet per day of natural gas in 2019. As of December 31, 2019, cumulative production was 6.0 billion barrels of crude oil and 3.2 trillion cubic feet of natural gas. As of December 31, 2019, proved hydrocarbon reserves totaled 2.7 billion barrels of crude oil and 0.953 trillion cubic feet of natural gas. Total proved reserves were 2.9 billion barrels of oil equivalent, of which 1.7 billion barrels of oil equivalent were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for this project were Ps. 10,879 million in 2018 and Ps. 17,560 million in 2019. For 2020, we anticipate that our capital expenditures will be Ps. 21,590 million and that total accumulated capital expenditures for this project will reach approximately U.S. $26.7 billion. In 2019, we paid approximately U.S. $39.3 million to acquire approximately 106.6 billion cubic feet of nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant. In 2020, we expect to spend approximately U.S. $38.5 million to acquire approximately 105.4 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Tsimín-Xux Project. This project consists of the Tsimín and Xux fields, which include volatile oil and gas condensate reservoirs in the shallow waters of the Gulf of Mexico. The Tsimín field is located 62 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, while the Xux field is located on the continental shelf of the Gulf of Mexico, approximately ten kilometers off the coast of Tabasco. During 2019, no new wells were completed at the Xux or Tsimín fields. During 2019, average daily production at the Tsimín-Xux project totaled 69.5 thousand barrels of crude oil and 435.4 million cubic feet of natural gas. During 2019, the sales prices of the light and extra-light crude oil produced at these fields averaged approximately U.S. $65.40 per barrel, making this one of our most important projects in terms of revenue generation.

As of December 31, 2019, cumulative production totaled 0.1 billion barrels of crude oil and 1.1 trillion cubic feet of natural gas. Total proved reserves were 63.3 million barrels of oil equivalent, of which all were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Tsimín-Xux project were Ps. 1,065 million in 2018 and Ps. 803 million in 2019. In 2020, we expect capital expenditures for this project to total Ps. 331 million and that, by the end of 2020, our total accumulated capital expenditures for this project will reach approximately U.S. $226.7 million.

Chuc Project. The Chuc project is the second largest producer of light crude oil in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. This project covers an area of 213 square kilometers. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, at a depth of between the 20- and 100-meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Abkatún, Batab, Caan, Ché, Chuc, Chuhuk, Etkal, Homol, Kanaab, Kuil, Onel, Pol, Taratunich and Tumut. As of December 31, 2019, 125 wells had been completed, of which 72 were producing. During 2019, average production totaled 159.8 thousand barrels per day of crude oil and 256.2 million cubic feet per day of natural gas. As of December 31, 2019, cumulative production totaled 6.0 billion barrels of crude oil and 6.9 trillion cubic feet of natural gas. As of December 31, 2019, proved hydrocarbon reserves totaled 135.3 million barrels of oil and 389.5 billion cubic feet of natural gas, or 214.4 million barrels of oil equivalent. As of December 31, 2019, total proved developed reserves were 159.8 million barrels of oil equivalent.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Chuc project were Ps. 13,178 million in 2018 and Ps. 10,711 million in 2019. In 2020, we expect our capital expenditures to be Ps. 5,178 million and anticipate that our total accumulated capital expenditures for this project will reach approximately U.S. $7.8 billion.

Cantarell Project. The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kambesah, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 294.4 square kilometers. As of December 31, 2019, there was a total of 568 wells drilled in the Cantarell project, 127 of which were producing. During 2019, the Cantarell business unit, of which the Cantarell project is part, was the fourth most important producer of crude oil in Mexico, averaging 159.3 thousand barrels per day of crude oil. This was 1.1% less than 2018 production, which was 161.2 thousand barrels per day, as a result of the decline of crude oil reserves remaining in these fields. Natural gas production from the Cantarell business unit during 2019 averaged 1,245.7 million cubic feet per day. This was 8.2% more than the 2018 average natural gas production, which was 1,151.1 million cubic feet per day.

As of December 31, 2019, cumulative production of the Cantarell project was 14.3 billion barrels of crude oil and 10.6 trillion cubic feet of natural gas. As of December 31, 2019, proved oil and gas reserves of the Cantarell project totaled 607.4 million barrels of crude oil and 749.4 billion cubic feet of natural gas. As of December 31, 2019, total proved reserves were 738.2 million barrels of oil equivalent, of which 721.8 million barrels were proved developed reserves.

The Akal field, which is the most important field in the Cantarell project, averaged 42.8 thousand barrels per day of crude oil production during 2019. This was 14.1% less than the average production in 2018, which was 49.8 thousand barrels per day.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Cantarell project totaled Ps. 2,228 million in 2018 and Ps. 2,342 million in 2019. For 2020, we budgeted Ps. 7,737 million for capital expenditures for the Cantarell project. By the end of 2020, we expect our total accumulated capital expenditures to be approximately U.S. $41.6 billion for this project.

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

During 2019, we paid U.S. $203.5 million under this contract for an approximate total volume of 418.5 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2020, our exploration and production segment expects to pay U.S. $197.4 million under this contract for an approximate total volume of 414.3 billion cubic feet of nitrogen to be injected into the fields.

Crudo Ligero Marino Project. The Crudo Ligero Marino Project is located on the continental shelf in the Gulf of Mexico, across the coasts of the states of Tabasco and Campeche, about 75 kilometers from the Dos Bocas Marine Terminal in Paraíso and 89 kilometers northwest from Ciudad del Carmen, Campeche. The main objectives for the Crudo Ligero Marino project during the years 2019 to 2035 are to continue constructing one marine structure, in addition to the marine structure completed during 2014, drill additional wells, implement secondary recovery, as well as intervention, optimization and maintenance techniques to its facilities, particularly in the Sinan, Kab and Kax fields. As of December 31, 2019, a total of 102 wells had been completed at this project, of which 34 were producing. During 2019, average daily production totaled 70.2 thousand barrels of crude oil and 231.3 million cubic feet of natural gas. As of December 31, 2019, cumulative production was 923.7 million barrels of crude oil and 2,662.2 billion cubic feet of natural gas. Proved oil and gas reserves totaled 39.2 million barrels of crude oil and 130.6 billion cubic feet of natural gas. Total proved reserves were 65.6 million barrels of oil equivalent, of which 65.6 million barrels were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Crudo Ligero Marino project totaled Ps. 3,535 million in 2018 and Ps. 3,715 million in 2019. For 2020, we anticipate our capital expenditures to total Ps. 10,723 million and that total accumulated capital expenditures for this project will reach approximately U.S. $656.0 million.

Ogarrio-Sánchez Magallanes Project. The Ogarrio-Sánchez Magallanes project is composed of 18 crude oil and natural gas producing fields and forms part of the Cinco Presidentes business unit. This project is located between the state borders of Veracruz and Tabasco and covers an area of 10,820 square kilometers. From a geological standpoint, this project pertains to the Isthmus Saline basin, specifically the southeastern basins at the Tertiary level. The Ogarrio-Sánchez Magallanes project is geographically bounded by the Gulf of Mexico to the north, the geological folds of the Sierra Madre of Chiapas to the south, the Tertiary basin of Veracruz to the west and the Comalcalco Tertiary basin to the east. The primary objective of this project is to increase production levels through the drilling of development wells and infill wells, which are drilled between producing wells to more efficiently recover oil and gas reserves, the execution of workovers of wells and the implementation of secondary and enhanced oil recovery processes. In addition, we aim to optimize the infrastructure of this project in order to counteract the decreases in production levels that result from the natural depletion of its reservoirs.

As of December 31, 2019, the Ogarrio-Sánchez Magallanes project had 539 producing wells. Six new wells were completed during 2019. Average daily production totaled 41.5 thousand barrels of crude oil and 74.3 million cubic feet of natural gas during 2019. As of December 31, 2019, cumulative production was 1.3 billion barrels of crude oil and 1.9 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 92.6 million barrels of crude oil and 198.1 billion cubic feet of natural gas. Total proved reserves were 119.2 million barrels of oil equivalent, of which 80.0 million barrels were proved developed reserves.

In nominal peso terms, our capital expenditures for the Ogarrio-Sánchez Magallanes project were Ps. 1,227 million in 2018 and Ps. 1,092 million in 2019. For 2020, we anticipate that our capital expenditures will total Ps. 4,767 million and that by the end of 2020 total accumulated capital expenditures for this project will reach approximately U.S. $201.5 million.

Delta del Grijalva Project. The Delta del Grijalva project is the most important project in the Southern region in terms of both oil and gas production. The project covers an area of 1,343 square kilometers. As of December 31, 2019, there was a total of 200 wells drilled, of which 62 were producing. During 2019, the project produced an average of 48.3 thousand barrels per day of crude oil and 217.6 million cubic feet per day of natural gas.

As of December 31, 2019, cumulative production in the Delta del Grijalva project was 0.8 billion barrels of crude oil and 3.2 trillion cubic feet of natural gas. Proved oil and gas reserves as of December 31, 2019 totaled 56.4 million barrels of crude oil and 259.5 billion cubic feet of natural gas. As of December 31, 2019, total proved reserves were 117.0 million barrels of oil equivalent, 94.2 million of which were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Delta del Grijalva project were Ps. 879 million in 2018 and Ps. 958 million in 2019. In 2020, we expect our capital expenditures to be Ps. 1,228 million, bringing our total capital expenditures for the project to approximately U.S. $4.0 billion.

Antonio J. Bermúdez Project. The Antonio J. Bermúdez project is designed to accelerate reserves recovery, as well as increase the recovery factor, by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2019, a total of 882 wells had been completed, of which 222 were producing. During 2019, the project produced an average of 33.8 thousand barrels per day of crude oil and 154.1 million cubic feet per day of natural gas. As of December 31, 2019, cumulative production was 3.0 billion barrels of crude oil and 4.9 trillion cubic feet of natural gas. As of December 31, 2019, proved hydrocarbon reserves in these fields totaled 107.7 million barrels of crude oil and 152.4 billion cubic feet of natural gas. As of December 31, 2019, total proved reserves were 144.1 million barrels of oil equivalent, of which 94.9 million were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Antonio J. Bermúdez project were Ps. 1,148 million in 2018 and Ps. 3,166 million in 2019. For 2020, we anticipate that our capital expenditures for this project will be Ps. 5,346 million and that our total accumulated investments in the project will reach approximately U.S. $9.5 billion.

Burgos Project. The Burgos project is the largest producer of non-associated gas in Mexico. The purpose of the Burgos project is to enable us to meet increasing domestic demand for natural gas. The fields in Burgos accounted for 11.8% of our total natural gas production in 2019. The project is located in northeastern Mexico.

During 2019, the Burgos project produced an average of 567.6 million cubic feet per day of natural gas. In 2019, we drilled 16 additional wells at the Burgos project, bringing our total completed wells drilled to 8,004, 2,626 of which were producing. The most important fields are the Nejo, Arcabuz-Culebra, Cuitláhuac, Cuervito, Velero and Santa Anita fields, which together produced 56.8% of the total production of the Burgos project in 2019.

Main Fields of the Burgos Project

(as of December 31, 2019)

	Nejo	Arcabuz- Culebra	Cuitláhuac	Velero	Cuervito	Santa Anita
Wells completed	436	974	448	221	138	81
Producing wells	209	472	189	136	90	56
2019 production of natural gas (million cubic feet per day)	120.4	81.1	43.3	28.5	15.6	33.7
Cumulative production of natural gas (billion cubic feet)	621.4	2,133.5	841.7	371.4	219.2	286.0
Proved reserves of natural gas (billion cubic feet)	248.4	34.6	121.0	37.7	58.6	19.5
Proved developed reserves	164.1	33.2	101.9	37.7	22.2	9.9
Proved undeveloped reserves	84.3	1.4	19.2	0.0	36.3	9.6

Source: Pemex Exploration and Production.

During 2019, proved reserves increased by 5.9 million barrels of oil equivalent, from 169.7 million barrels of oil equivalent in 2018 to 175.6 million barrels of oil equivalent in 2019, primarily due to the maintenance of production of certain fields in the Burgos project.

In nominal peso terms, our exploration and production segment’s capital expenditures (including capital expenditures made pursuant to Financed Public Works Contracts, or FPWCs) for the Burgos project were Ps. 162 million in 2018 and Ps. 243 million in 2019. For 2020, we anticipate that our capital expenditures for this project will amount to Ps. 1,500 million and that our total accumulated capital expenditures will reach approximately U.S. $20.5 billion.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec). The ATG project, is located in the Northern region and covers an area of 4,243 square kilometers. This project comprises 29 fields, which are divided among eight sectors. As of December 31, 2019, there was a total of 4,659 wells completed, of which 1,912 were producing. The project produced an average of 24.3 thousand barrels per day of crude oil in 2019 as compared to 28.4 thousand barrels per day of crude oil in 2018, which represents a 14.4% decrease, and 69.4 million cubic feet per day of natural gas in 2019 as compared to 92.2 million cubic feet of natural gas per day in 2018, which represents a 24.7% decrease. The decrease in crude oil and natural gas production was primarily due to the decline in pressure in certain reservoirs. As of December 31, 2019, cumulative production was 333.7 million barrels of crude oil and 727.2 billion cubic feet of natural gas. As of December 31, 2019, proved reserves totaled 434.9 million barrels of crude oil and 854.6 billion cubic feet of natural gas. Total proved hydrocarbon reserves were 565.6 million barrels of oil equivalent, of which 85.6 million barrels of oil equivalent were proved developed reserves.

During 2019, field development activities at the project included the drilling of 11 new wells and the completion of 13 wells, all 13 of which were classified as producing, reflecting a 100% success rate. As of December 31, 2019, 83.0% of the total producing wells were operating with artificial systems such as mechanical, pneumatic, hydraulic and electric pumping, while the remaining 17.0% were “flowing wells” that are classified accordingly because they did not require any means of artificial lift.

In nominal peso terms, our exploration and production segment’s capital expenditures for the ATG project were Ps. 511 million in 2018 and Ps. 758 million in 2019. For 2020, we anticipate that our capital expenditures for this project will be Ps. 2,311 million and that total accumulated investments in this project will be approximately U.S. $13.2 billion.

Crude Oil Sales

During 2019, domestic consumption of crude oil amounted to approximately 576.8 thousand barrels per day, which represented 34.2% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. Maya crude oil accounted for 89.2% of exported crude oil volume sold by PMI in 2019. See “—Business Overview—International Trading” in this Item 4.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2019
	2015	2016	2017	2018	2019	vs. 2018
	(in thousands of barrels per day)					(%)
Production	2,266.8	2,153.5	1,948.3	1,822.5	1,683.8	(7.6)
Distribution
Refineries	1,064.0	935.0	769.0	606.4	576.8	(4.9)
Export terminals	1,177.7	1,198.7	1,167.8	1,186.9	1,102.5	(7.1)

Total	2,241.7	2,133.7	1,936.7	1,793.3	1,679.3	(6.4)

Statistical differences in stock measurements(1)	25.2	19.8	11.6	29.2	20.0	(31.5)

Note: Numbers may not total due to rounding.

(1)	Includes measurement inconsistencies, shrinkage and leakage, naphthas and condensates added to crude oil.
Source:	Pemex Exploration and Production.

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

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, usually occurs as a result of operational adjustments to carry out maintenance at production facilities, and in some cases is due to limitations in the ability to handle, process or transport natural gas. In addition, the flaring of produced gas is also used as a safety measure to relieve well pressure. Gas flaring is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2019, gas flaring represented 4.8% of total natural gas production, as compared to 3.7% of total natural gas production in 2018. The increased gas flaring in 2019 was primarily due to the maintenance carried out in a gas sweetening plant at the Akal field and in the floating production storage and offloading production system, as well as failures in the processing plants at the Ciudad Pemex facility. As a result, we are carrying out maintenance of our compression modules in order to increase the use of produced gas.

Pipelines

The crude oil and natural gas pipeline network owned by our exploration and production segment connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2019, this pipeline network consisted of approximately 37,469 kilometers of pipelines, of which 2,060 kilometers were located in the Northeast Marine region, 1,421 kilometers were located in the Southeast Marine region, 9,540 kilometers were located in the Southern region, 24,448 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Logistics” in this Item 4.

Integrated Exploration and Production Contracts, Financed Public Works Contracts and CSIEEs

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

We may amend our Integrated E&P Contracts and FPWCs in order to align these contracts with the contractual framework established under the Hydrocarbons Law and existing Integrated E&P Contracts or FPWCs may be migrated into a contract for exploration and production upon agreement by the contract parties to the technical guidelines established by the SENER (after seeking our favorable opinion) and the financial terms determined by the Ministry of Finance and Public Credit. Upon approval by the contract parties, the existing Integrated E&P Contract or FPWC will terminate and be replaced by the new contract for exploration and production without the need for a bidding process. If the contract parties do not agree to the proposed technical guidelines and contractual and financial terms, the original Integrated E&P Contract or FPWC remain in effect.

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

As of the date of this annual report, we are pursuing integration of the technical and economic components of our Integrated E&P Contracts and FPWCs in order to execute extraction activities under the long-term service contracts for oil production (contratos de servicios de largo plazo para la producción del petróleo or CSIEEs) business model. The implementation of CSIEEs is part of our 2019-2023 Business Plan, see “Item 5— Operating and Financial Review and Prospects— 2019-2023 Business Plan and Recent Initiatives.” The bidding process began in late 2019 and is expected to continue through to 2021. All of these contracts relate to relatively low risk proven and probable reserves, and some also have an exploration component.

Additionally, we are negotiating with third-party contractors the potential migration from our current contracts to contracts conforming to CSIEE-type terms, or otherwise preferable for us and for the third-party contractors. These negotiations include the FPWCs that govern the Pánuco, Altamira, Pitepec, Miahuapan and Magallanes blocks, all of which were previously evaluated in 2018 to be migrated to contracts for exploration and production under the Hydrocarbons Law.

The goal of these contract migration strategies is to increase our hydrocarbon production and to meet our reserve replacement goals at competitive costs. As of the date of this annual report, we have not migrated any existing FPWCs or Integrated E&P Contracts to CSIEEs or similar contracts.

Among the FPWC works during 2019, maintenance and development activities were carried out in the Burgos project under the FPWC program. The work carried out in 2019 represented an investment of U.S. $197.1 million. In 2019, natural gas production in the existing FPWC blocks reached 120.8 million cubic feet per day and condensate production reached 3.0 thousand barrels per day.

During 2019, contractors expended U.S. $196.4 million in connection with Integrated E&P Contracts. In 2019, production in the existing Integrated E&P blocks reached 16.2 thousand barrels per day of crude oil and 49.2 million cubic feet per day of natural gas, for a total of 26.0 thousand barrels of oil equivalent per day.

Farm-Outs and CSIEEs

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

On December 11, 2018, the Mexican Government announced the suspension of bidding rounds for exploration and extraction of hydrocarbons contracts in order to evaluate the results and progress of the existing contracts. On June 13, 2019, the Mexican Government announced the suspension of bidding rounds for new farm-outs to provide an opportunity to evaluate the performance of existing farm-outs. The existing farm-outs will continue to operate in accordance with the terms and conditions of their respective contracts. We understand the Mexican Government will use the results of such evaluation to determine whether to pursue farm-outs in the future.

During 2019, in accordance with our 2019-2023 Business Plan, we evaluated the use of CSIEEs as a replacement for farm-outs to encourage the participation of the private sector in our operations. The CSIEE model seeks to increase production by guaranteeing incentive-based remuneration based on production received and the risk involved in the field in question pursuant to the terms of each contract. Each CSIEE contract is to have a term between 15 and 25 years. CSIEE contracts are expected to replace farm-outs as a vehicle for private sector involvement, although existing farm-out arrangements will be maintained for the duration of their respective terms. However, as of December 31, 2019, no CSIEE was in effect.

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

On December 5, 2016, the CNH announced that BHP Billiton Petróleo Operaciones de México, S. de R.L. de C.V., or BHP Billiton Mexico, an affiliate of BHP Group Limited and BHP Group Plc, had been selected as the partner for Pemex Exploration and Production in the Trión block farm-out. Pursuant to the terms of its bid, BHP Billiton Mexico made a U.S. $789.6 million contribution to the partnership in exchange for a 60% participating interest in the Trión Block. BHP Billiton Mexico will be the operator of the Trión block, and must invest U.S. $1.9 billion in the Trión farm-out before we are required to invest in the project, which will likely not occur until 2022. The corresponding exploration and production contract, joint operating agreement and other relevant agreements were executed on March 3, 2017, and the CNH approved the exploration plan in February 2018. As of December 31, 2019, this farm-out is in the exploration and evaluation stages.

Ogarrio, Cárdenas-Mora and Ayin-Batsil Farm-Outs

In addition to the Trión farm-out, on October 4, 2017, the CNH held a bidding round for farm-outs of the Ogarrio, Cárdenas-Mora and Ayin-Batsil blocks. No bids were received for the Ayin-Batsil block, which is located in the shallow waters of the Gulf of Mexico. However, multiple bids were received for the Ogarrio block. The Ogarrio and Cárdenas-Mora blocks, both onshore fields located in the state of Tabasco, were ultimately awarded to the German company Deutsche Erdoel AG (DEA) and the Egyptian company Cheiron Holdings Limited (Cheiron), respectively. DEA’s bid consisted of an initial cash payment of U.S. $190.0 million, a royalty rate of 13% and an additional cash payment of U.S. $213.9 million, which is the highest sign-up bonus submitted in a CNH bidding round as of the date of this annual report. Cheiron’s bid consisted of an initial cash payment of U.S. $125.0 million, a royalty rate of 13% and an additional cash payment of U.S. $41.5 million. The corresponding contracts were signed on March 6, 2018 and have a term of 25 years. We retain a 50% interest in both blocks. The Ogarrio and Cárdenas-Mora fields are currently in the development stage following the approval of the development plan by the CNH in March of 2019. In 2019, the Ogarrio field produced approximately 5.8 thousand barrels of crude oil per day and 16.7 million cubic feet per day of natural gas. In 2019, the Cárdenas-Mora block produced approximately 5.4 thousand barrels per day of crude oil and 14.5 million cubic feet per day of natural gas.

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

On May 2, 2017, Pemex Exploration and Production entered into a contract for crude oil extraction with the CNH to upgrade the assignments under the shared shallow water production structure for the Ek and Balam project area located in Campeche Sound. Under the contract, which has a term of 22 years with two possible five-year extensions, the Mexican Government will retain 70.5% of the operating profits and will pay Pemex Exploration and Production the remaining 29.5%. Pemex Exploration and Production has provided a guarantee of U.S. $5.0 billion. During 2019, we produced an average of 46.3 thousand barrels per day of crude oil and 10.7 million cubic feet per day of natural gas pursuant to this contract.

On June 19, 2017, we participated in another bidding round conducted by the CNH, referred to as Round 2.1. As a result of this bidding process, we won two blocks. We were awarded Block 2, which covers an area of 549 square kilometers and is located on the continental shelf of the Tampico-Misantla basin, to the west of the Gulf of Mexico, in partnership with DEA. We are the operating partner in this block and own a 70% interest. Additionally, we were awarded Block 8, which is in the Southeastern Basins and covers an area of 586 square kilometers, in partnership with Colombia’s Ecopetrol. In Block 8, we are also the operating partner and own a 50% interest. The corresponding contracts for the exploration and extraction of hydrocarbons with DEA and Ecopetrol were signed on September 25, 2017. Both blocks are in the exploration phase following approval of the exploration plans by the CNH in November and October of 2018, respectively.

On December 18, 2017, we executed contracts for an association with Petrofac México, S.A. de C.V., or Petrofac, under which we assigned to Petrofac the rights to certain fields that were part of the El Golpe-Puerto Ceiba project, including the onshore fields of Santuario, El Golpe and Caracolillo located in the state of Tabasco. We have a 64% share in this project. During 2019 we had an average production of 10.8 thousand barrels per day of crude oil and 8.1 million cubic feet per day of gas. These fields are currently in the development stage following approval of the development plan by the CNH in December of 2018.

On March 2, 2018, we completed the first migration of an FPWC. The FPWC governing the Misión block was migrated to a shared production contract with Servicios Múltiples de Burgos, S.A. de C.V. and the CNH. The Misión block is in the states of Nuevo León and Tamaulipas. We have a 51% interest in the contractual area and the average production under this contract in 2019 amounted to 101.6 million cubic feet per day of natural gas. The FPWC governing the Misión block allows exploration and extraction activities. The CNH approved the development plan in December 2018 and the exploration plan in January 2019. The Misión block is currently in both the exploration and extraction phases.

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

On May 7, 2018, we signed four exploration and extraction contracts covering several deep-water blocks in the Gulf of Mexico, the rights to which were auctioned off pursuant to the bidding round referred to as Round 2.4:

•

Block 2 with Shell Exploración y Extracción de México, S.A. de C.V., as operator. We have a 50% interest in the contractual area, which spans 2,146 square kilometers and is in the Plegado Perdido Belt.

•

Block 22 with Chevron Energía de Mexico, S. de R.L. de C.V., as operator, and Inpex E&P México, S.A. de C.V. We have a 27.5% interest in the contractual area, which spans 2,879 square kilometers and is in the Cuenca Salina region.

•	Block 5. We are the operator of and have a 100% interest in the contractual area, which spans 2,733 square kilometers and is in the Plegado Perdido Belt.

•	Block 18. We are the operator of and have a 100% interest in the contractual area, which spans 2,917 square kilometers and is in the Cordilleras Mexicanas region.

The CNH approved the exploration plans for Blocks 5 and 22 in May 2019, Block 2 in June 2019 and Block 18 in July 2019. These blocks are currently in the exploration phase.

On June 27, 2018, we signed seven exploration and extraction contracts covering shallow water blocks in the Gulf of Mexico, the rights to which were auctioned off pursuant to the bidding round referred to as Round 3.1:

•

Block 16 and Block 17 with DEM, S. de R. de C.V, as operator, and Cepsa E.P. Mexico, S. de R.L. de C.V. We have a 40% interest in the contractual area, which spans 785 square kilometers and is in the Tampico-Misantla-Veracruz area.

•	Block 18 with Cepsa E.P. Mexico, S. de R.L. de C.V. We operate the block with an 80% interest in the contractual area, which spans 813 square kilometers and is in the Tampico-Misantla-Veracruz area.

•	Block 29. We are the operator of and have a 100% interest in the contractual area, which spans 471 square kilometers and is in the Cuencas del Sureste area.

•	Block 32 with Total E&P México, S. A. de C.V. We operate the block with a 50% interest in the contractual area, which spans 1,027 square kilometers and is in the Cuencas del Sureste area.

•	Block 33 with Total E.P. Mexico, S. de R.L. de C. as operator. We have a 50% interest in the contractual area, which spans 581 square kilometers and is in the Cuencas del Sureste area.

•

Block 35 with Shell Exploración y Extracción de México, S.A. de C.V. as operator. We have a 50% interest in the contractual area, which spans 798 square kilometers and is in the Cuencas del Sureste area.

The CNH approved the exploration plans for Block 18 in July 2019 and for the other six blocks in September 2019. These blocks are currently in the exploration phase.

On August 3, 2018, we migrated the Integrated E&P Contract for the Ébano block to a shared production contract with DS Servicios Petroleros, S.A. de C.V. (DIAVAZ), as operator, and D&S Petroleum, S.A. de C.V. The Ébano block spans an area of 1,569.1 square kilometers and is located in the states of Veracruz, San Luis Potosí and Tamaulipas. In 2019, average production under this contract was 6.1 thousand barrels per day of crude oil and 1.7 million cubic feet per day of gas. We and DIAVAZ contributed to a corporate guarantee delivered to the Mexican Government in accordance with our respective interests in the partnership. The corporate guarantee totaled U.S. $500 million, 55% of which was contributed by us and 45% of which was contributed by DIAVAZ.

Our shared production contract for the Ébano block allows for exploration and extraction activities. The CNH approved the development plan in May 2019 and the exploration plan in October 2019. This block is currently in both the exploration and extraction phases.

On September 18, 2018, we signed a pre-unitization agreement related to certain tracts of the Yaxché fields and the shared production contract for Block 7 with a consortium of Talos Energy Inc., as operator, Sierra Oil & Gas and Premier Oil plc. Both areas are located in the offshore regions of Mexico’s Southeast basin. This pre-unitization agreement is a two-year contract that enables information sharing relating to the Zama discovery, which spans Block 7 and a neighboring block assigned to us.

On December 9, 2019, the Talos-led consortium submitted to SENER a shared reservoir notice for the Zama field. On March 5, 2020, SENER resolved to continue with the unitization process.

On November 21, 2018, we migrated the Integrated E&P Contract for the Miquetla block to a license contract with Operadora de Campos DWF, S.A. de C.V., as operator. The Miquetla block spans 139.7 square kilometers and is located in the states of Puebla and Veracruz. In 2019, average production under this contract was 1.3 thousand barrels per day of crude oil and 4.2 million cubic feet per day of natural gas. We have a 49% interest in the contractual area and the contract has a term of 30 years. Our license contract for the Miquetla block allows for exploration and extraction activities. The CNH approved the development and exploration plans in November 2019. This block is currently in both the exploration and extraction phases.

Expediting the development of newly discovered fields

In 2019, we began the development of 22 new fields discovered in the last four years, 18 in shallow water and four onshore. We designed a strategy for these developments, considering both the manner of contracting and in the formation of integrated services.

In order to improve the contracting process, we established the following four strategies:

•	regulatory, contractual and constructive simplification;

•	establishment of reference detail type engineering;

•	homologation of technical bases for design, and

•

encouragement of the formation of consortiums of companies to develop more efficiently the infrastructure necessary for the production and transportation of hydrocarbons, such as platforms, pipelines and interconnections, among others.

In 2019, we contracted three infrastructure development packages, which together entailed the development of 15 platforms and 17 pipelines. During 2019, the construction of marine infrastructure progressed 79.6% and the construction of land infrastructure (land platforms, pipelines, process) progressed 45.1%.

In 2019, we also contracted five integrated drilling packages, including the drilling of 128 wells in 22 fields. As of December 31, 2019, we had begun production in five fields of these 22 fields. These five fields had an average production of 6.4 thousand barrels per day of crude oil and 42.2 million cubic feet per day of natural gas in 2019.

Collaboration and Other Agreements

Pemex Exploration and Production, or its predecessor Pemex-Exploration and Production, have entered into non-commercial scientific and technology agreements with the following parties, which, except as noted, remain in effect as of the date of this annual report:

•	Pan American Oil, Plc (PAO), during 2015;

•	Hokchi Energy, S.A. de C.V., during 2016;

•	Kinder Morgan Texas LLC, during 2016;

•	ENI México, S. de R.L. de C.V., during 2016 (expired in May 2019);

•	Ministerio de Energía y Minas de Nicaragua, Pan American Oil PLC and the Empresa Nicaragüense del Petróleo (Petronic), during 2017;

•	3M México, S.A. DE C.V., during 2017; and

•	Sun God Energía de México, S.A. de C.V., during 2018.

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

Drilling and Services

Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, as a result of corporate reorganization, Pemex Drilling and Services was merged into Pemex Exploration and Production. Therefore, our drilling and services segment operated through the productive state-owned subsidiary Pemex Drilling and Services until July 1, 2019 and through the productive state-owned subsidiary Pemex Exploration and Production as a line of business after July 1, 2019. Prior to July 1, 2019, Pemex Drilling and Services mainly provided services to Pemex Exploration and Production.

In 2019, our drilling and services business provided drilling, completion, workover and well services in onshore and offshore fields both to us and to our external client Marinsa. Beginning July 1, 2019, such services were provided through Pemex Exploration and Production.

During 2019, we carried out the following activities: drilling of 74 wells, 54 of which were onshore and 20 offshore, completion of 48 wells, 25 of which were onshore and 23 offshore and 328 workovers, 263 of which were onshore and 65 offshore. These services were performed with an average of 99 rigs, 61 of which were onshore and 38 offshore, including both owned and leased rigs.

In addition, during 2019 we carried out 10,460 well services for our own infrastructure, 48% of which were wirelines, 32% cementings, 17% registrations and perforations and 3% coiled tubing operations. We also provided well services to our external client Marinsa.

Drilling and Services Capital Expenditures

Our drilling and services segment invested Ps. 738 million on capital expenditures in 2019. The 2020 budget for drilling and services capital expenditures is included in the budget for Pemex Exploration and Production capital expenditures.

The following table sets forth our drilling and services segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2019. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Drilling and Services’ Capital Expenditures

	Year ended December 31,(1)						Budget
	2017		2018		2019(2)		2020(3)(4)
	(in millions of pesos)(5)
Drilling and Services
Acquisition of Two Jack-Up Platforms	Ps.	794	Ps.	804	Ps.	403	n.a.
Acquisition of Nine Land-Based Drilling Rigs		352		353		178	n.a.
Drilling Rig Equipment and Well Service Equipment Maintenance Program		96		83		60	n.a.
Acquisition of Two Modular Drilling Rigs		3		2		7	n.a.
Others		307		146		90	n.a.

Total	Ps.	1,550	Ps.	1,388	Ps.	738	n.a

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)

Figures include our drilling and services segment’s capital expenditures for the six-month period ended June 30, 2019. Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production.

(3)

As a result the merger of Pemex Drilling and Services into Pemex Exploration and Production on July 1, 2019, our drilling and services segment ceased to operate as a separate segment, but rather was consolidated as a line of business within our exploration and development segment. 2020 budget figures for our drilling and services line of business are included within our capital expenditures for our exploration and development segment. See “Item 4—Business Overview—Exploration and Development Capital Expenditures.”.

(4)	Original budget published in the Official Gazette of the Federation on December 11, 2019.
(5)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Industrial Transformation

Our industrial transformation segment is comprised of three principal activities: (i) refining, (ii) gas and aromatics and (iii) since July 1, 2019, ethylene and derivatives:

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

•

Alkylation and isomerization. This polymerization process unites olefins and isoparaffins. Butylenes and isobutanes are combined with sulfuric acid or hydrofluoric acid to rearrange straight-chain hydrocarbon molecules into branched-chain products. Pentanes and hexanes, which are difficult to reform, are isomerized through the use of aluminum chloride and other precious-metal catalysts. Normal butane may be isomerized to provide a portion of the isobutene feed needed for the alkylation process. The process produces a high octane, low sensitivity blending agent for gasoline.

•

Coking. This process is a severe method of thermal cracking used to upgrade heavy residuals into lighter products or distillates. Coking produces straight-run gasoline (coker naphtha) and various middle-distillate fractions used as catalytic feedstock, thus generating a concentrated solid material.

These production processes together constitute our production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2015	2016	2017	2018	2019
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,640.0	1,602.0	1,627.0	1,640.0	1,640.0
Vacuum distillation	772.4	767.5	772.2	772.2	772.2
Cracking	422.5	422.5	422.5	422.5	422.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	279.3	279.3	279.3	279.3	279.3
Hydrotreatment	1,099.9	1,230.0	1,230.0	1,230.0	1,230.0
Alkylation and isomerization	154.8	154.3	154.3	154.3	154.3
Coking	155.8	155.8	155.8	155.8	155.8

Source: Base de Datos Institucional (Pemex Institutional Database, or Pemex BDI).

As of December 31, 2019, we owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries consist of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating.

During 2019, our refineries processed 592.0 thousand barrels per day of crude oil (103.2 thousand barrels per day at Cadereyta, 58.0 thousand barrels per day at Madero, 91.6 thousand barrels per day at Minatitlán, 92.9 thousand barrels per day at Salamanca, 125.1 thousand barrels per day at Salina Cruz and 121.2 thousand barrels per day at Tula), which in total consisted of 299.9 thousand barrels per day of Olmeca and Isthmus crude oil and 292.1 thousand barrels per day of Maya crude oil.

In the first nine months of 2019, we processed 151.7 thousand barrels per day of crude oil above the 504.9 thousand barrels per day we processed during the fourth quarter of 2018. This recovery was mainly due to improved levels of processing and production that resulted from the maintenance carried out in our refineries since March 2019. Such maintenance was financed with operating cash flow. Specific factors that contributed to this recovery include: the stabilization of process levels at our Minatitlan refinery, the restart of operations of the Mayan distilling unit at our Madero refinery in June 2019, the stabilization of operations at our Cadereyta refinery during the first nine months of 2019, with an average production level of 107.9 thousand barrels per day, and the stabilization of operations at our Salamanca refinery through August 2019 due to the restart of two distilling units.

In the last quarter of 2019, we processed 557.1 thousand barrels per day of crude oil. This decrease, which began at the end of the third quarter, was due to increased refinery maintenance activities that temporarily reduced our refining capacity since September 2019. During 2019, we processed 592.0 thousand barrels per day of crude oil, a decrease of 3.2% compared to 2018.

We began maintenance of our refineries pursuant to our refinery rehabilitation program in 2019, which emphasizes addressing critical risks of our facilities, improving efficiency and stabilizing our crude oil processing. We anticipate that this rehabilitation program will conclude in 2020. Among others, our refinery rehabilitation program has included maintenance of the following equipment: a crude distilling unit, a distilling unit, a visbreaker, a delayed coking unit, a fluid catalytic unit, a solvent desalphalting unit, a catalytic reformer unit, a methyl tert-butyl ether (MTBE) unit, an alkylation unit, an isomerization unit, hydrotreaters and sulfur recovery units.

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

Production

We produce a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. In 2019, we produced 625.6 thousand barrels per day of refined products (including dry gas by-products of the refining process), as compared to 628.5 thousand barrels per day in 2018, representing a decrease of 0.5%. Despite the overall decrease in refined products, the production of distillates (gasoline, diesel and jet fuel) increased during the fourth quarter of 2019, mainly due to increased performance as a result of the maintenance carried out in our refineries.

The following table sets forth, by category, our production of petroleum products for the five years ended December 31, 2019.

Refining Production

	Year ended December31,					2019
	2015	2016	2017	2018	2019	vs. 2018
	(in thousands of barrels per day)					(%)
Refinery Crude Oil Runs	1,064.5	933.1	767.0	611.9	592.0	(3.2)
Refined Products
Liquefied petroleum gas	21.4	17.2	15.8	10.1	7.2	(28.7)
Gasoline
Pemex Magna	272.5	150.6	11.0	8.8	13.9	57.6
Ultra-Low Sulfur Magna	88.4	165.5	238.7	196.4	187.1	(4.7)
Pemex Premium(1)	16.8	7.7	5.6	1.9	1.7	(9.4)
Base	3.6	1.6	1.8	—	0.8	—

Total	381.4	325.3	257.0	207.1	203.5	(1.7)
Kerosene (Jet fuel)	47.8	42.8	40.5	34.7	29.0	(16.3)
Diesel
Pemex Diesel(2)	191.5	130.1	87.4	67.8	54.8	(19.1)
Ultra-Low Sulfur Diesel	83.0	85.1	63.8	48.9	74.1	51.7
Others	0.2	1.0	2.4	0.1	1.3	871.1

Total	274.7	216.2	153.6	116.8	130.3	11.5
Fuel oil(3)	237.4	228.1	217.3	185.1	149.8	(19.1)
Other refined products
Asphalts	17.7	16.9	16.5	13.8	10.0	(27.3)
Lubricants	2.3	3.0	1.9	1.9	0.9	(52.0)
Paraffins	0.5	0.6	0.4	0.5	0.2	(57.2)
Still gas	62.2	61.9	47.9	34.8	45.4	30.4
Other refined products(4)	68.9	65.3	35.5	23.7	49.3	107.6

Total	151.6	147.6	102.1	74.7	105.8	41.6
Total refined products	1,114.3	977.2	786.2	628.5	625.6	(0.5)

Note: Numbers may not total due to rounding.

(1)	Pemex Premium is an ultra-low sulfur gasoline with 0.003% sulfur content.
(2)	Pemex Diesel is sold in the northern border market with 0.003% sulfur content.
(3)	Includes heavy fuel oil and intermediate 15.
(4)	Includes mainly coke, along with other products such as aeroflex, furfural extract, and light cyclic oil

Source: Pemex BDI.

Our refining production mostly consist of gasoline, diesel and fuel oil. In 2019, gasoline represented 32.5%, fuel oil represented 23.9%, diesel fuel represented 20.8%, jet fuel represented 4.6% and LPG represented 1.2% of total petroleum products production. The remainder, 16.9% of our production, consisted of a variety of other refined products.

Variable Refining Margin

During 2019, the National Refining System recorded a variable refining margin of U.S. $0.80 per barrel, a decrease of U.S. $0.16 per barrel as compared to U.S. $0.96 in 2018. This decrease was primarily a result of a decline in prices and weak refining margins in the north coast of the Gulf of Mexico, which were caused by decreased demand for gasoline and heightened levels of refinery production. The decrease was partially offset by increased operational performance of the National Refining System due to an increase in the yield of distillates.

The following table sets forth the variable refining margin for the five years ended December 31, 2019.

Variable Refining Margin

	Year ended December 31,					2019
	2015	2016	2017	2018	2019	vs. 2018
	(U.S. dollars per barrel)					(%)
Variable margin	3.35	4.48	5.43	0.96	0.80	(16.6)

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

For the five years ended December 31, 2019, the value of our domestic sales of refined products and petrochemicals was as follows.

Value of Refining’s Domestic Sales(1)

	Year ended December 31,										2019
	2015		2016		2017		2018		2019		vs. 2018
	(in millions of pesos)(2)										(%)
Refined Products
Gasoline
Pemex Magna	Ps.	274,006.9	Ps.	248,595.2	Ps.	361,021.7	Ps.	428,838.0	Ps.	374,020.2	(12.8)
Pemex Premium		81,813.5		87,422.8		82,028.7		83,837.1		75,538.0	(9.9)
Aviation fuels (Others)		339.8		342.4		371.1		433.1		404.7	(6.6)

Total	Ps.	356,160.2	Ps.	336,360.4	Ps.	443,421.5	Ps.	513,108.2	Ps.	449,962.9	(12.3)
Kerosene (Jet fuel)		27,077.2		28,945.2		39,024.5		56,793.9		55,716.4	(1.9)
Diesel
Pemex Diesel		139,796.2		117,556.3		181,854.4		207,499.4		171,405.9	(17.4)
Others		22,930.4		19,236.4		28,195.1		26,669.3		23,659.7	(11.3)

Total	Ps.	162,726.7	Ps.	136,792.7	Ps.	210,049.5	Ps.	234,168.6	Ps.	195,065.6	(16.7)

Fuel oil
Total		25,906.0		16,436.3		35,622.9		43,779.1		28,789.8	(34.2)
Other refined products
Asphalts		7,575.5		5,468.7		5,895.8		7,062.0		6,058.3	(14.2)
Lubricants		1,297.5		1,473.0		1,061.4		1,277.4		673.3	(47.3)
Paraffins		257.9		267.0		230.9		291.4		135.8	(53.4)
Coke		669.5		501.9		421.1		200.5		666.0	232.3
Citroline		0.9		4.6		3.6		—		—	—
Gas oil for domestic use		587.4		424.2		—		—		—	—

Total	Ps.	10,388.8	Ps.	8,139.4	Ps.	7,612.8	Ps.	8,831.2	Ps.	7,533.5	(14.7)

Total Refined Products	Ps.	582,258.9	Ps.	526,673.9	Ps.	735,731.2	Ps.	856,681.0	Ps.	737,068.2	(14.0)
Petrochemicals(3)	Ps.	3,930.9	Ps.	3,118.0	Ps.	3,905.6	Ps.	3,795.9	Ps.	2,422.4	(36.2)

Note: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes, Duties and Other Payments to the Mexican Government” in this Item 4.
(2)	Figures are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(3)	Petrochemical products produced at refineries operated by our industrial transformation segment (carbon black feedstocks and propylene).

Source: Pemex BDI.

In 2019, our domestic sales of refined products decreased by Ps. 119,612.8 million, or 14.0% in value as compared to 2018 levels (excluding IEPS tax and value added tax). This was primarily due to a 12.3% decrease in the value of our gasolines sales, a decrease of 16.7% in the value of our diesel sales and a 34.2% decrease in the value of our fuel oil sales, in each case primarily as a result of decreased average prices.

The volume of our domestic sales of refined products for the five-year period ended December 31, 2019 was distributed as follows.

Volume of Refining’s Domestic Sales

	Year ended December 31,					2019 vs. 2018
	2015	2016	2017	2018	2019
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Refined Products
Gasoline
Pemex Magna	638.0	637.5	660.5	646.2	607.5	(6.0)
Pemex Premium	154.8	185.1	136.6	117.5	112.7	(4.1)
Aviation fuels (Others)	0.5	0.5	0.5	0.5	0.5	(1.5)

Total	793.3	823.1	797.5	764.2	720.6	(5.7)
Kerosenes (jet fuel)	70.8	76.2	81.7	85.6	83.3	(2.7)
Diesel
Pemex Diesel	330.6	335.5	317.6	292.8	256.9	(12.3)
Others	54.2	51.8	47.9	38.5	36.1	(6.0)

Total	384.7	387.2	365.5	331.3	293.0	(11.6)

Fuel oil
Total	111.7	102.6	124.7	105.1	76.5	(27.2)
Other refined products
Asphalts	15.9	15.9	15.4	12.9	9.5	(26.3)
Lubricants	2.6	3.1	2.0	2.0	1.0	(51.6)
Paraffins	0.6	0.6	0.4	0.5	0.2	(57.2)
Coke	45.9	36.3	21.3	13.2	27.4	107.8
Citroline	—	0.01	0.01	—	—	—
Gas oil for domestic use	1.2	0.9	—	—	—	—

Total	66.2	56.9	39.1	28.5	38.1	33.3

Total refined products	1,426.7	1,446.0	1,408.4	1,314.8	1,211.5	(7.9)

Petrochemicals(1)	620.9	543.5	464.5	411.1	362.8	(11.8)

Note: Numbers may not total due to rounding.

(1)	In thousands of metric tons. These are petrochemical products produced in our refineries (raw material for black carbon and propylene).

Source: Pemex BDI.

The volume of our domestic gasoline sales decreased by 5.7% in 2019, from 764.2 thousand barrels per day in 2018 to 720.6 thousand barrels per day in 2019. The volume of our diesel sales decreased by 11.6%, from 331.3 thousand barrels per day in 2018 to 293.0 thousand barrels per day in 2019. The decrease in the volume of our domestic gasoline and diesel sales was mainly due to increased competition in the supply of products in the open market. The volume of our domestic sales of fuel oil decreased by 27.2%, from 105.1 thousand barrels per day in 2018 to 76.5 thousand barrels per day in 2019, primarily due to a decrease in CFE’s demand for fuel oil.

In 2019, sales of Pemex Premium gasoline decreased 4.1% as compared to 2018, to 112.7 thousand barrels per day, while those of Pemex Magna decreased 6.0% as compared to 2018, to 607.5 thousand barrels per day.

We have also made concerted efforts to build and enhance our brands. Pursuant to these efforts, on June 5, 2016, Pemex Industrial Transformation announced the establishment of a joint branding program between us and various entities that own and operate retail service stations in Mexico. The joint branding program allowed our franchisees to rename their retail service stations while continuing to sell our products under our brand. In addition, we continued to provide technical and operational assistance to such franchisees. We believe that this program has strengthened our relationship with entities that own and operate retail service stations in Mexico, and we plan to continue our commercial branding strategy.

On November 15, 2017, we relaunched the “Pemex Franchise” image program with a new business model that includes new products and a variety of association structures. The goal of this program, which consists of nearly 10,000 service stations throughout Mexico, is to provide better service to end users and to strengthen the PEMEX brand.

On October 11, 2018, we launched the seventh generation of our high-end performance additive that blends with our Pemex Magna and Pemex Premium gasolines. This additive is promoted as Pemex Aditec. Pemex Aditec is a multifunctional additive and is formulated to help obtain optimum performance, cleanliness and protection of the engine. We believe that Pemex Aditec technology may provide a competitive advantage for the Pemex Franchise scheme.

At the end of 2018 and during the first quarter of 2019, we implemented an advertising campaign in digital media to publicize the benefits and characteristics of gasoline with Pemex Aditec technology.

During the last quarter of 2019, we began the development of the eighth generation of the performance additive for Pemex gasolines in conjunction with the Instituto Mexicano del Petróleo (Mexican Petroleum Institute or IMP). The development of this additive includes innovations such a molecular tracer, new high-spectrum detergent molecules and corrosion and oxidation inhibition.

As part of the Pemex Franchise program, we operate three association structures: (i) PEMEX Franchise, (ii) sublicensing of branded products and (iii) the sale of generic, unbranded products. We also have two options for wholesale distribution: (i) independent retailers of unbranded products and (ii) associate distributors of PEMEX-branded gasoline and diesel. In order to strengthen the PEMEX brand, in 2018 we introduced an optional redesign for service stations. As of December 31, 2019, 345 service stations have been redesigned and more than 665 are in the process of being redesigned.

As of December 31, 2019, there were 8,593 retail service stations in Mexico, of which 8,548 were privately owned and operated as franchises, while the remaining 45 were owned by Pemex Industrial Transformation. This total number of retail service stations represents a decrease of 13.5% from the 9,930 service stations as of December 31, 2018. This decrease was mainly due to increased competition in the open market. As of December 31, 2019, we had 6,432 marketing contracts, a decrease of 3,501 marketing contracts as compared to 9,933 marketing contracts as of December 31, 2018. The decrease in the number of marketing contracts is mainly due to the higher concentration of customer volume in each contract as a result of new commercial contract models. These 6,432 contracts include 20 of the largest volume trading and distribution customers nationwide. In addition, Pemex Industrial Transformation supplies oil products to 2,992 service stations outside the Pemex Franchise program. Of these service stations, 568 operate under a sublicense of PEMEX brands and 2,424 use third-party brands.

In order to gain market presence, competitors often transfer well-established Pemex gas stations to third-party brands. As a result, we are working to counteract this by opening new gas stations under our franchise model and strengthening the Pemex brand among our existing gas stations. During December 2019, 593 Pemex gas stations were undergoing transformation to our Pemex franchise model. Additionally, we received 126 requests for gas stations to register under the Pemex franchise model.

Despite the aggressive competitive environment and our relatively limited marketing investment, we maintained approximately 77% of market share with our franchised and sub-licensed Pemex gas stations by the end of December 2019.

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

On January 1, 2019, in accordance with reports issued by the CRE, average national regular retail gasoline prices decreased by Ps. 0.29 per liter, as compared to December 31, 2018. Similarly, average national retail diesel prices decreased by Ps. 0.08 per liter on January 1, 2019, as compared to December 31, 2018.

On December 16, 2019, the CRE issued agreement A/043/2019, which terminated agreement A/057/2018 and allowed Pemex to set the prices for its gasoline and diesel.

Fuel Oil

We determine the fuel oil price methodology based on the guidelines issued by the CRE in resolution RES/047/2016. Prices using this methodology are calculated weekly and apply to all customers, including the CFE.

We withhold IEPS tax. While it is included in the price to our customers, we pay this tax to the authorities upon collection of the sale of our products and it is not included in our revenues. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.”

As of January 1, 2018, the IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels) was 15.76 Mexican cents per liter, as of January 1, 2019, the IEPS Tax on Fossil Fuels was 16.50 Mexican cents per liter and as of January 1, 2020, the IEPS Tax on Fossil Fuels was 16.99 Mexican cents per liter.

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government has historically imposed price controls in the domestic market on our products.”

Refining’s Capital Expenditures

Investments

Over the past several years, we have focused our investment program on enhancing the quality of the gasoline and diesel we produce to meet Mexico’s environmental standards. In 2019, we shifted our focus to the maintenance of our existing refineries and the expansion of our refinery system in order to increase our hydrocarbon production. Our continued objective is to stabilize and improve our ability to process heavy crude oil in order to optimize our refinery production and increase our production of other hydrocarbons in order to supply the growing national demand.

Our refining business invested Ps. 8,409 million in capital expenditures in 2019 and has budgeted Ps. 12,500 million in capital expenditures for 2020.

This increase in our capital expenditures budget for 2020 as compared to 2019 is because in 2020, our entire capital expenditures budget is to be used for the rehabilitation of our six refineries that form the National Refining System. Pursuant to this rehabilitation program, we have evaluated each of our six existing refineries and have identified specific maintenance requirements for each plant. Our rehabilitation program focuses on addressing critical risks of the facilities such as mechanical integrity and safety, and improving the efficiency and the stabilization of our crude oil processing.

The following table sets forth our refining business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2019, and the budget for 2020. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Refining’s Capital Expenditures

	Year ended December 31,(1)						Budget
	2017		2018		2019		2020(2)
	(in millions of pesos)(3)
Refining
Maintenance of the Production Capacity at the Madero Refinery	Ps.	766	Ps.	1,933	Ps.	1,717	Ps.	—
Fuel Quality Investments(4)		5,196		2,639		1,374		—
National Refining System Rehabilitation Program		—		—		1,196		12,500
Maintaining the Production Capacity at the Cadereyta Refinery		733		1,139		1,140		—
Residual Use at the Miguel Hidalgo Refinery in Tula (Formerly Reconfiguration of Miguel Hidalgo Refinery in Tula)		1,912		306		948		—
Rehabilitation of Electrical Substations Miguel Hidalgo Refinery		391		1,281		843		—
Maintenance of the Production Capacity at the Minatitlán Refinery		3,673		1,884		519		—
Maintenance of the Production Capacity at the Salina Cruz Refinery		1,338		2,429		296		—
Installation of a 250 T/hr. Steam Boiler at the Minatitlan Refinery		19		—		115		—
Adequacy of the Burner System and Installation of an Elevated Burner at the Francisco I. Madero Refinery		—		163		62		—
Maintenance of the Production Capacity at the Salamanca Refinery		762		406		33		—
Integral Maintenance Program and Process Compressor Technology Update at the Miguel Hidalgo Refinery		—		1		25		—
Residual Conversion from Salamanca Refinery		773		101		17		—
Cadereyta Refinery Energy Train		—		—		15		—
Acquisition of Capitalizable Catalysts for the Hydrotreatment Process in the Tula Refinery		5		112		12		—
Supervision and Administration Work for the Use of Waste at the Salina Cruz Refinery		22		16		8		—
Tuxpan Pipeline and Storage and Distribution Terminals		67		342		3		—
Project Refinery in Tula(5)		—		18		—		—
Others		330		1,351		87		—
Total	Ps.	15,988	Ps.	14,119	Ps.	8,409	Ps.	12,500

Notes: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Original budget published in the Official Gazette of the Federation on December 11, 2019.
(3)	Figures are stated in nominal pesos.
(4)	Includes clean fuels investments for gasoline and diesel in our six refineries.
(5)	Includes pre-investments studies, on-site preparation and other expenses related to this project. This project concluded in 2018.
(6)

2019 figures reflect the decrease caused by budget adjustment authorized by the Board of Directors of Petróleos Mexicanos in accordance with resolution CA-050/2019 in special meeting 942. This budget adjustment reclassified the capital expenditures of the new Dos Bocas refinery from investment in property, plant and equipment to financial investment.

Source: Petróleos Mexicanos.

In 2019, we imported approximately 544.3 thousand barrels per day of gasoline, which represented approximately 75.5% of total domestic demand for gasoline in that year. Our priority in 2020 is to increase our production of oil products by focusing on the maintenance of our existing refineries and the development of the new Dos Bocas refinery in order to increase our production capacity.

Additionally, we are exploring alternative investment projects, including our fuel quality project, the reconfiguration of the Miguel Hidalgo refinery in Tula and the residual conversion at the Salamanca refinery.

Our projects are described in further detail below.

Fuel Quality Project, Gasolines Phase (ULSG)

This project consisted of the installation of ULSG post-treatment units in our six refineries in order to improve the quality of our gasoline. As of the date of this annual report, all gasoline produced in Mexico meets international environmental standards and the plants are operating, pending the completion of various complementary projects suspended due to budgetary restrictions.

Fuel Quality Project, Diesel Phase (ULSD)

This project consists of the construction of five ULSD facilities, five hydrogen plants, four sulfur recovery units, five sour water treatment plants and the reconfiguration of 17 existing units to produce ULSD. However, as of December 31, 2019, this project has been suspended and our capital expenditures budget is focused on other areas of priority. We continue to evaluate funding alternatives for the completion of this project, which would aid our compliance with environmental regulations. However, the CRE has approved extending the deadline for our compliance with the relevant regulation, NOM-016-2016, which governs sulfur content in commercial diesel.

Residual Use at the Miguel Hidalgo Refinery in Tula (formerly Reconfiguration of the Miguel Hidalgo Refinery in Tula)

The Miguel Hidalgo refinery in Tula has been undergoing renovations since 2014. This project consists of the construction of nine plants. The main ongoing project at this refinery is to complete the coking plant. The project is expected to increase production of refined oil products from 315 thousand barrels per day to 340 thousand barrels per day, as well as improve the production of gasoline and distillates. As of December 31, 2019, construction of the coking plant, which was 63% complete, has been suspended due to budgetary constraints. We are currently evaluating funding alternatives in order to complete construction.

Residual Conversion of the Salamanca Refinery

The reconfiguration of the Ing. Antonio M. Amor refinery in Salamanca, Guanajuato has focused on the conversion of low-value residuals into high-steam high-value distillates (without a need for increased crude oil processing), as well as the modernization of the lubricants train to produce lubricants of greater value and quality. As of December 31, 2019, however, this project was approximately 12.9% complete and has been suspended due to budgetary constraints. We are currently evaluating funding alternatives in order to resume this reconfiguration.

Tuxpan Maritime Terminal

This project is intended to help meet the increase in the demand for refined products in the metropolitan area of the Mexico Valley. The total cost of the project is Ps. 5,637.9 million, which includes the construction of a pipeline measuring 18-inches in diameter and 109 kilometers in length from Cima de Togo to Venta de Carpio, five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each, a research study to determine the best option for the discharge of refined products from tankers and pipelines into these storage tanks and auxiliary services.

As of April 2018, two of the three key phases of this project were completed: the pre-investment studies and construction of the Tuxpan-Mexico pipeline, which is currently operating. The third phase, the storage system, is 97.2% complete. We have arranged an extension with the Ministry of Finance and Public Credit to allow for additional time in which this final phase may be completed. Four of the five storage tanks have been delivered to the Tuxpan Maritime Terminal and are in operation. The fifth and remaining tank is 99.9% complete. Completion of this project is contingent upon budget availability to continue site works.

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

In January 2019, we restarted our Mayan plant and U-901 reformer after performing maintenance at these plants. In June 2019, we restarted the operations of its process plants, including the Mayan distilling unit. In September 2019, we began the rehabilitation of the Madero refinery pursuant to our National Refining System Rehabilitation Program, and increased the levels of crude oil process in this refinery as well as the reliability of its operational processes.

Hydrogen Supply for Refineries

In order to permit us to specialize, maximize value, and focus on the processing of crude oil, in the past we have partnered with third parties for projects related to auxiliary services, such as the supply of hydrogen to our refineries.

On September 1, 2017, we entered into long-term agreements with Air Liquide for the supply of hydrogen to the Miguel Hidalgo refinery in Tula. Air Liquide operates the existing hydrogen plant at the Miguel Hidalgo refinery. In February 2018, we executed the plant’s performance and stabilization tests, which was an important milestone under the contract with Air Liquide. In addition, in April 2018 we entered into a long-term agreement with Linde AG for the supply of hydrogen to our Madero refinery. In July 2018, we signed several agreements related to the supply of hydrogen to our Cadereyta refinery. However, some of the conditions precedent required by these agreements were not met, and these agreements were subsequently terminated.

Rehabilitation of the National Refining System

As part of our efforts to stabilize the operations of our refineries, we adopted a program for the rehabilitation of the National Refining System. Pursuant to this program, we allocated additional resources for the repair and maintenance of our six existing refineries. Our rehabilitation program focuses on addressing critical risks of the facilities, such as mechanical integrity and safety, and improving the efficiency and stabilization of our crude oil processing. These activities began in September 2019 and increased in the last quarter of the year. Since the launched of our rehabilitation program, we have provided maintenance to 39 process plants,13 auxiliary services facilities and 21 storage tanks.

The budget for the Programa de Rehabilitación del Sistema Nacional de Refinación (National Refining System Rehabilitation Program) for 2020 is Ps. 12,500 million. We have evaluated each of our six existing refineries and have identified specific maintenance requirements for each plant.

Dos Bocas Refinery

On December 7, 2018, the Board of Directors of Petróleos Mexicanos, in accordance with resolution CA-161/2018, authorized the construction of a new refinery in Dos Bocas in the state of Tabasco as part of our institutional strategy plan. The project is estimated to add 340 million barrels per day of refined Maya oil, which we expect would, in turn, increase our production of gasoline and diesel by at least 290 million barrels per day. This project is supported by the Mexican Government, which has announced that a goal of constructing this refinery is to decrease Mexico’s reliance on imported energy resources by increasing our refining capacity and distillates production.

By December 31, 2019, we had made significant progress with respect to studies, site preparation, license contracting, phase I engineering and procurement of equipment with long delivery time. We are in the process of requesting authorization from Pemex’s Board of Directors to begin the FEL II (Front-End Loading II) phase of this project. The FEL methodology is applied in investment projects management by using the following three stages: FEL I (visualization), FEL II (conceptualization) and FEL III (definition).

Gas and Aromatics

Natural Gas and Condensates

All wet natural gas production is directed to our gas processing facilities. At the end of 2019, we owned nine facilities.

The following facilities are located in the Southern region:

•

Nuevo Pemex. This facility contains 13 plants that together in 2019 produced 673.4 million cubic feet per day of dry gas, 28.4 thousand barrels per day of ethane, 33.3 thousand barrels per day of liquefied gas, 13.3 thousand barrels per day of naphtha and 55.6 thousand tons of sulfur.

•

Cactus. This facility contains 22 plants that together in 2019 produced 449.4 million cubic feet per day of dry gas, 23.7 thousand barrels per day of ethane, 26.3 thousand barrels per day of liquefied gas, 26.3 thousand barrels per day of naphtha and 64.8 thousand tons of sulfur.

•	Ciudad Pemex. This facility contains eight plants that together in 2019 produced 609.7 million cubic feet per day of dry gas and 180.3 thousand tons of sulfur.

•	La Venta. This facility contains one plant that in 2019 produced 86.7 million cubic feet of dry gas per day.

•

Matapionche. This facility contains five plants that together in 2019 produced 11.2 million cubic feet per day of dry gas, 0.5 thousand barrels per day of liquefied gas, 0.2 thousand barrels per day of naphtha and 2.5 thousand tons of sulfur.

•	The Morelos, Cangrejera and Pajaritos facilities form the Coatzacoalcos area gas processing complex (which we refer to as a GPC):

•	Morelos. This facility contains one plant that in 2019 produced 12.5 thousand barrels per day of ethane, 14.5 thousand barrels per day of liquefied gas and 4.0 thousand barrels per day of naphtha.

•

Cangrejera. This facility contains two plants that together in 2019 produced 12.2 thousand barrels per day of ethane, 15.8 thousand barrels per day of liquefied gas and 5.1 thousand barrels per day of naphtha.

•	Pajaritos. This facility contains one plant, which was non-operational as of the date of this annual report.
The following facilities are located in the Northern region:

•

Burgos. This facility contains nine plants that together in 2019 produced 375.5 million cubic feet per day of dry gas, 8.0 thousand barrels per day of liquefied gas and 8.8 thousand barrels per day of naphtha.

•

Poza Rica. This facility contains five plants that together in 2019 produced 81.8 million cubic feet per day of dry gas, 1.7 thousand barrels per day of liquefied gas and 0.7 thousand barrels per day of naphtha.

•	Arenque. This facility contains three plants that together in 2019 produced 15.9 million cubic feet per day of dry gas.

Petrochemical Complexes

In addition to our gas processing facilities, we also own the following two petrochemical complexes:

•

Independencia. The Independencia petrochemical complex consists of three plants and is located in the Central region. In 2019, this complex produced 141.5 thousand tons of methanol and 27.8 thousand tons of petrochemical specialties.

•

Cangrejera. The Cangrejera petrochemical complex consists of five plants and an aromatics line and is located in the Southern region. In 2019, this complex produced 919.6 thousand tons of aromatics and derivatives and 437.1 thousand tons of other petrochemical products (butanes, hexane, hydrogen, pentanes, BTX liquids, petroleum products, naphtha gas and heavy naphtha).

The following tables set forth our processing capacity, as well as our total natural gas processing and production, for the five years ended December 31, 2019.

Gas and Aromatics’ Processing and Production Capacity(1)

	Year ended December 31,
	2015	2016	2017(5)	2018	2019
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(2)	144	144	144	144	144
Sour natural gas	4,523	4,523	4,523	4,523	4,523
Natural gas liquids recovery plants
Cryogenics	5,912	5,912	5,912	5,912	5,912
Natural gas liquids fractionating(2)	569	569	569	569	569
Processing of hydrosulfuric acid	219	219	229	229	229
Aromatic compounds and derivatives (Cangrejera and Independencia)(3)(4)	1,694	1,694	1,734	1,734	1,734

(1)	Production capacity refers to aromatic compounds and derivatives.
(2)	In thousands of barrels per day.
(3)	Thousand tons per year
(4)

Since November 2015, the operation of Methanol I and II plants, the CPQ Independencia petrochemical specialties plant and the CPQ Cangrejera aromatic compounds plants have been assigned to Pemex Industrial Transformation.

(5)	Values of our CCR reforming plant were updated in 2017.

Source: Pemex BDI.

Natural Gas, Condensates and Aromatics’ Processing and Production(1)

	Year ended December 31,					2019
	2015	2016	2017	2018	2019	vs. 2018
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	4,073	3,672	3,237	2,952	2,826	(4.3)
Sour gas	3,225	2,997	2,688	2,492	2,396	(3.9)
Sweet gas(2)	847	675	550	459	431	(6.3)
Condensates(3)(6)	45	41	32	27	22	(18.2)
Gas to natural gas liquids extraction	3,904	3,450	3,199	2,782	2,651	(4.7)
Wet gas	3,745	3,394	3,086	2,782	2,651	(4.7)
Reprocessing streams(4)	159	56	113	—	—	—
Production
Dry gas(5)	3,454	3,074	2,667	2,422	2,305	(4.8)
Natural gas liquids(6)(7)	327	308	280	240	221	(7.8)
Liquefied petroleum gas(6)(8)	174	159	144	122	108	(12.0)
Ethane(6)	107	106	101	85	77	(9.5)
Naphtha(6)	69	62	52	43	43	(0.9)
Sulfur(9)(11)	858	673	551	443	377	(14.9)
Methanol(9)	161	145	116	148	141	(4.6)
Aromatic compounds and derivatives(9)(10)	1,022	940	622	570	920	61.5
Others(9)(12)	535	507	302	269	465	73.0

Note: Numbers may not total due to rounding.

GPC = Gas Processing Complex

(1)	Excludes operations of our exploration and production segment, which produced 4,816.2 million cubic feet per day in 2019.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	Reprocessing of pipeline dry gas at the Pajaritos cryogenic plant.
(5)	Includes ethane reinjected into the natural gas stream.
(6)	In thousands of barrels per day.
(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes production from GPC, refineries and transfers from Pemex Exploration and Production.
(9)	In thousands of tons.
(10)	Includes aromine 100, benzene, styrene, ethylbenzene, fluxoil, high octane hydrocarbon, toluene and xylenes.
(11)	Production of gas processing GPCs and refineries. In 2019, our Poza Rica and Arenque facilities ceased producing sulfur due to operational difficulties of the condenser units.
(12)	Includes butanes, petrochemical specialties, pentanes, hexane, hydrogen, BTX liquids, isopentanes and petroleum products, naphtha gas, petrol octane base and heavy naphtha.

Source: Pemex BDI.

We process sour and sweet condensates from our exploration and production segment in order to obtain stabilized natural gas liquids and also recover liquid hydrocarbons obtained from the processing of sweet natural gas. In addition, we obtain liquids from internal streams and hydrocarbons condensed in sour wet gas pipelines. Our production of natural gas liquids, including stabilized condensates, reprocessing and other fractionating streams, decreased by 7.8% from 240 thousand barrels per day in 2018 to 221 thousand barrels per day in 2019.

We process sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed and internal streams of our gas and aromatic compound sub-segment totaled 22.4 thousand barrels per day in 2019, a 18.2% decrease from the 27.0 thousand barrels per day processed in 2018. We also process sweet condensates at our Burgos facilities to produce light and heavy natural gasoline.

The production of sulfur totaled 377 thousand tons in 2019, a 14.9% decrease from 443 thousand tons in 2018. This decrease was due to the fact that our Poza Rica and Arenque facilities ceased producing sulfur, primarily due to operational difficulties of the condenser units.

The production of aromatic compounds and derivatives totaled 919.6 thousand tons in 2019, a 61.5% increase from 569.5 thousand tons in 2018. This increase was due to the fact that the aromatic production operated steadily throughout the year, whereas in 2018 our naptha reforming plant (CCR) operated only intermittently due to equipment failure and we experienced shortages in auxiliary services and raw materials from our Minatitlán refinery.

Over the five years ended December 31, 2019, the value of our domestic sales was distributed as follows:

Value of Gas and Aromatics’ Domestic Sales(1)

	Year ended December 31,										2019 vs. 2018
	2015		2016		2017		2018		2019
	(in millions of pesos)(2)										(%)
Natural gas	Ps.	53,037.3	Ps.	67,536.5	Ps.	74,287.7	Ps.	62,355.4	Ps.	41,735.5	(33.1)
Liquefied petroleum gas		78,194.0		50,179.8		49,137.3		52,053.6		32,161.8	(38.2)
Ethane(3)		310.7		1,284.7		2,989.7		3,203.4		2,365.0	(26.2)
Heptane		1.0		—		0.9		9.5		26.8	181.9
Propane		57.6		73.8		111.6		148.2		91.7	(38.1)
Light naphtha		39.7		84.5		158.8		221.4		212.7	(3.9)
Heavy naphtha		191.0		404.8		429.3		708.6		833.2	17.6
Sulfur		926.1		585.7		540.2		766.0		534.3	(30.2)
Methanol		748.4		625.1		806.9		1,089.9		818.7	(24.9)
Aromatic compounds and derivatives(4)		3,479.4		2,122.1		1,673.1		1,759.8		1,802.0	2.4
Others(5)		399.1		261.4		308.5		296.1		258.9	(12.6)

Total	Ps.	137,384.3	Ps.	123,158.4	Ps.	130,444.0	Ps.	122,611.9	Ps.	80,840.6	(34.1)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.
(3)	In January 2016, we began the supply of ethane to Braskem IDESA.
(4)	Includes aromine 100, benzene, styrene, toluene, xylene.
(5)	Includes petrochemical specialties, hydrogen, isopropanol, hexane, pentane and naphtha gas.

Source: Pemex BDI.

The volume of our domestic sales of gas and aromatics for the five-year period ended December 31, 2019 was distributed as follows:

Volume of Gas and Aromatics’ Domestic Sales

	Year ended December 31,					2019
	2015	2016	2017	2018	2019	vs. 2018
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Natural gas(1)	3,246.6	3,347.3	2,623.0	2,064.3	1,604.4	(22.3)
Liquefied petroleum gas(2)	278.8	202.1	171.3	165.1	151.0	(8.6)
Ethane	8.8	30.5	57.7	48.9	51.5	5.3
Heptane	0.1	—	0.1	0.5	1.9	306.9
Propane	10.1	11.3	11.3	11.8	11.5	(3.1)
Heavy naphtha(3)	29.9	64.3	56.2	69.5	95.2	37.0
Light naphtha(3)	6.2	13.3	19.9	21.3	27.4	28.7
Sulfur(3)	572.7	580.5	529.9	450.5	382.5	(15.1)
Methanol(3)	112.0	111.3	100.8	106.0	107.1	1.1
Aromatic compounds and derivatives(3)(4)	240.0	155.1	111.3	101.6	120.0	18.1
Others(3)(5)	40.5	29.6	28.2	22.8	26.7	17.2

Note:	Numbers may not total due to rounding.
(1)	In millions of cubic feet per day.
(2)	In thousands of barrels per day.
(3)	In thousands of tons.
(4)	Includes aromine 100, benzene, styrene, toluene, ethylbenzene, fluxoil and xylene.
(5)	Includes petrochemical specialties, hydrogen, isopropanol, hexane, pentane and naphtha gas.

Source: Pemex BDI.

In 2019, the value of our domestic sales in gas and aromatics decreased by 34.1% as compared to 2018, reaching Ps. 80,840.6 million. This decrease was mainly due to a reduction in domestic sales volume of natural gas and liquefied petroleum gas.

Domestic sales of natural gas decreased by 22.3%, as compared to 2018, from 2,064.3 million cubic feet per day in 2018 to 1,604.4 million cubic feet per day in 2019. This decrease was mainly due to increased competition from private companies importing foreign natural gas.

Domestic sales of gas LP decreased by 8.6%, as compared to 2018, from 165.1 thousand barrels per day in 2018 to 151.0 thousand barrels per day. This decrease was mainly due to continued increased competition from private companies importing foreign gas LP since 2016.

Internal sales of sulfur decreased by 15.1%, as compared to 2018, from 450.5 thousand tons in 2018 to 382.5 thousand tons in 2019. This decrease was mainly due to a lower supply of gas for our processing complexes, particularly the Cactus facility, as a result of maintenance.

Internal sales of aromatics increased by 18.1%, as compared to 2018, from 101.6 thousand tons in 2018 to 120.0 thousand tons in 2019. This increase was mainly due to a greater supply of these products.

Subsidiaries of Pemex Industrial Transformation

Pemex Industrial Transformation conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists its subsidiaries, their principal operating activities and Pemex Industrial Transformation’s ownership interest as of December 31, 2019.

Subsidiaries of Pemex Industrial Transformation(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas Internacional, S.L.(2)	Holding company	100.00
Terrenos para Industrias, S.A.	Real estate holding company	100.00
PTI Infraestructura de Desarrollo, S.A. de C.V.	Dos Bocas refinery project development company	99.99

(1)	As of December 31, 2019.
(2)	Mex Gas Internacional, S.L. is the only subsidiary of Pemex Industrial Transformation that is a consolidated subsidiary company. See Note 5 to our consolidated financial statements included herein.

Source: Pemex Industrial Transformation Divestitures

On July 14, 2018, the Board of Directors of Petróleos Mexicanos authorized the divestiture of our 5% indirect participation in TAG Pipelines Sur, S. de R. L. de C. V. As of December 31, 2019, this operation was still in progress.

Pricing Decrees

As of December 31, 2017, fuel prices in Mexico are fully liberalized. However, the CRE reserves the right to intervene. Therefore, until the Federal Economic Competition Commission determines that there is effective competition in the wholesale market, our sales prices continue to be subject to potential future regulations by the CRE.

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

Since 2003, price control mechanisms for LPG have been implemented through governmental decrees. Since January 1, 2017, we have sold LPG in accordance with the methodology authorized by CRE for determining the first-hand sales price at the point of delivery, and all end user prices are freely determined by the market.

Since December 16, 2019, PEMEX determines the marketing list prices according to the pricing mechanism authorized by our Comité de Precios y Aspectos Económicos de la Política Comercial de Petróleos Mexicanos y Empresas Productivas Subsidiarias (Committee on Prices and Economic Aspects of the Commercial Policy of Petróleos Mexicanos and its Productive Subsidiary Entities). This change is in compliance with Resolution 1008/2019 of the CRE, which considers the participation of PEMEX in first-hand sales and the marketing of LPG within a free market. Additionally, on December 16, 2019, the CRE issued resolution RES/1755/2019, which approved the commercialization contract agreement model addendum to the contract agreement.

As of January 1, 2017 the IEPS Tax on Fossil Fuels was 13 Mexican cents per kilogram. As of January 1, 2018, this tax was 14 Mexican cents per kilogram, and, as of January 1, 2019, this tax was 15 Mexican cents per kilogram. We withhold IEPS tax. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.”

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government has historically imposed price controls in the domestic market on our products.”

Natural Gas Hedging Operations

We offer, as a value-added service, hedging contracts to our domestic customers to protect them against fluctuations in the prices of natural gas. For information on hedging contracts offered to natural gas domestic customers, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Gas and Aromatics Capital Expenditures

Our gas and aromatics business invested Ps. 489 million in capital expenditures in 2019 and has budgeted Ps. 2,000 million in capital expenditures for 2020.

The following table sets forth our gas and aromatics business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2019, and the budget for 2020. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Gas and Aromatics’ Capital Expenditures

	Year ended December 31,(1)						Budget 2020(2)
	2017		2018		2019
	(in millions of pesos)(3)
Gas and Aromatics
Adaptation of Fractionation Plants and Conversion of the Liquids Sweetener at Nuevo Pemex GPC	Ps.	271	Ps.	136	Ps.	61	Ps.	—
Cryogenic Maintenance III Nuevo Pemex GPC		39		92		26		258
Conservation of the Main Services		—		49		22		199
Modernization of Systems and Processing Equipment of GPC La Venta		20		18		18		111
Maintenance of the Fractionation Plant I of the GPC Nuevo Pemex		2		9		14		131
Maintenance of Plants and Auxiliary Services of GPC Burgos		9		31		7		114
Maintenance of the Gas and Petrochemical Process Center Coatzacoalcos		—		—		—		128
Modernization of the Product Movement Areas of the GPCs		239		644		—		—
Modernization and Rehabilitation of Facilities of the Supply and Water Treatment System at Nuevo Pemex GPC		216		241		—		—
Conditioning of the Venting Systems at Cactus GPC		147		131		—		—
Integral Maintenance of Gas Sweetening Plants 1, 2, 3 and 12 at Cactus GPC		64		53		—		—
Security Requirements for Improvement of Operational Reliability of the GPCs		31		41		—		—
Conservation and Modernization of the Storage Area at Coatzacoalcos Area GPC		32		22		—		—
Rehabilitation and Modernization of Natural Gas Turbochargers of Cryogenic Plants of GPC Nuevo Pemex		41		—		—		—
Rehabilitation of Cooling Towers of GPC Cactus		29		12		—		107
Integral Project of Electric Reliability at GPCs		22		—		—		—
Conservation of the Operational Reliability of the GPC Ciudad Pemex		6		—		—		—
Facilities Conditioning in the GPC Cactus for Ethane Supply		5		—		—		—
Integral maintenance of the Modular Cryogenic Plant 5 of the GPC Cactus		—		—		—		155
Others		1,414		1,428		341		797

Total	Ps.	2,587	Ps.	2,907	Ps.	489	Ps.	2,000

Notes:	Numbers may not total due to rounding.

GPC = Gas Processing Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	Original budget published in the Official Gazette of the Federation on December 11, 2019.
(3)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Ethane Supply Contract

On February 19, 2010, we entered into a contract to supply 66,000 barrels per day of ethane to the Etileno XXI project, a petrochemical complex in Nanchital, Veracruz that produces ethylene and polyethylene. The Etileno XXI project commenced operations on March 18, 2016. The Etileno XXI project is owned and operated by Braskem IDESA, S.A.P.I., or Baskem IDESA.

During 2019, we supplied 808.9 million cubic meters of ethane for a total of Ps. 2,365.0 million under this contract. We are currently in negotiations with Braskem IDESA regarding this contract.

Ethylene and Derivatives

Prior to July 1, 2019, Pemex Ethylene operated as an additional productive state-owned subsidiary. As of July 1, 2019, as a result of corporate reorganization, Pemex Ethylene was merged into Pemex Industrial Transformation. Therefore, our ethylene segment operated through the productive state-owned subsidiary Pemex Ethylene until July 1, 2019 and through the productive state-owned subsidiary Pemex Industrial Transformation as a line of business after July 1, 2019.

This line of business’ main objectives include the production, distribution and marketing of ethane and propylene derivatives. In 2019, we produced a total of 1,610.8 thousand tons of petrochemical products, a 12.0% decrease from the 1,830.3 thousand tons of petrochemical products produced in 2018. This decrease was mainly due to a decrease in the national supply of ethane, which impacted the production of ethylene and its derivatives, including ethylene oxide, glycols and high-density polyethylene.

Our ethylene line of business manufactures several petrochemical products, including:

•	ethane derivatives, such as ethylene, polyethylene, ethylene oxide and glycols;

•	propylene and derivatives; and

•	others such as oxygen, nitrogen, hydrogen and butadiene, among other products.

The primary goal for our ethylene line of business in 2020 is to enable our ethane derivatives production by adapting our infrastructure at the Pajaritos refrigerated ethylene shipping terminal in order to increase our shipping, vaporization and storage capacity for imported ethane.

Capacity

•	Cangrejera Petrochemical Complex: This complex is located in the southern region of the country and has five plants and a line of aromatics.

•	Morelos Petrochemical Complex: This complex is located in the southern region of the country and has six plants and auxiliary services.

•	Pajaritos Petrochemical Complex: This complex is located in the Southern region of the country, has an ethylene plant and has not operated since 2016.

In 2019, the Cangrejera and Morelos complexes together produced 1,104.9 thousand tons of ethane derivatives, 11.8 thousand tons of propylene and derivatives, and 494.2 thousand tons of other products.

•

Refrigerated Terminal for Ethylene and Shipping at Pajaritos: This terminal is currently used to import ethane due to a decrease in national ethane production. In 2019, we imported 164.5 thousand tons of ethane through this terminal.

Total production capacity of our operating plants for the five years ended December 31, 2019 was distributed among our facilities as set forth below.

Ethylene and Derivatives’ Production Capacity

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of tons)
Petrochemical Facility
Cangrejera(1)	1,321.3	1,321.3	1,321.3	1,321.3	1,321.3
Morelos	2,277.2	2,277.2	2,277.2	2,277.2	2,277.2
Pajaritos	—	—	—	207.0	207.0

Total	3,598.5	3,598.5	3,598.5	3,805.5	3,805.5

Notes: Numbers may not total due to rounding.

(1)	Our ethylene line of business’s capacity in Cangrejera does not include the production capacity of aromatics and derivatives.
(2)	At the end of 2018, the assets of the Pajaritos Petrochemical Complex were transferred to Pemex because the alliance with Petroquímica Mexicana de Vinilo (PMV) was dissolved.

Source: Pemex Ethylene.

Production

The following table sets forth our ethylene production for the five years ended December 31, 2019.

Ethylene’s Production(1)

	Year ended December 31,					2019
	2015	2016	2017	2018	2019	vs. 2018
	(in thousands of tons)					(%)
Ethane derivatives	1,992.8	1,690.7	1,274.1	1,304.8	1,104.9	(15.3)
Propylene and derivatives	66.0	42.8	12.9	16.5	11.8	(28.6)
Others	910.9	795.2	597.0	509.0	494.2	(2.9)

Total(1)	2,969.7	2,528.7	1,884.0	1,830.3	1,610.8	(12.0)

Note: Numbers may not total due to rounding.

(1)	Figures include petrochemical products used as raw material to produce other petrochemicals.

Source: Pemex BDI.

In 2019, our total production of our ethylene business decreased 12.0%, as compared to 2018, from 1,830.3 thousand tons in 2018 to 1,610.8 thousand tons in 2019. This decrease was primarily due to a decrease in the national supply of ethane, which impacted the production of ethylene and its derivatives, in particular ethylene oxide, glycols and high-density polyethylene.

During 2018, Pemex Ethylene reengineered its refrigerated terminal to provide ethane refrigeration rather than ethylene refrigeration, which allows us to import ethane, a raw material necessarily for our operations of which we have had a domestic shortage in recent years. We began to import ethane in January 2018. At the end of 2019, we installed a new vaporization system in our Pajaritos petrochemical complex, which allowed us to increase the vaporization of liquid ethane and the supply to our Cangrejera and Morelos complexes.

In addition, we are developing a vaporizer installation project for our ethane and ethylene refrigerated terminal. This project consists of the supply and installation of vaporizer, pumps, pipes and other accessories needed in order to increase our capacity to vaporize liquid ethane at this facility by 1,200 tons per day. We anticipate that this project will increase the capacity in our ethylene chain and is intended to offset the decrease in the domestic ethane supply.

Domestic Sales

The following table sets forth our ethylene domestic sales for the five years ended December 31, 2019.

Value of Ethylene’s Domestic Sales(1)

	Year ended December 31,										2019
	2015		2016		2017		2018		2019		vs. 2018
	(in millions of pesos)(2)										(%)
Ethane derivatives	Ps.	15,649.1	Ps.	14,539.4	Ps.	12,252.7	Ps.	12,472.8	Ps.	8,951.4	(28.2)
Propylene and derivatives		1,156.5		788.3		340.7		314.4		114.8	(63.5)
Others		104.0		64.8		28.3		45.9		56.5	23.1

Total	Ps.	16,909.6	Ps.	15,392.5	Ps.	12,621.7	Ps.	12,833.2	Ps.	9,122.7	(28.9)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.

Source: Pemex BDI.

In 2019, the value of our domestic sales decreased by 28.9% as compared to 2018, from Ps. 12,833.2 million in 2018 to Ps. 9,122.7 million in 2019. This decrease was primarily due to a decrease in revenues from the sale of glycols, low-density polyethylene and low-density linear polyethylene. This decrease was also due to the decline in ethylene prices around the world.

Sales to other Subsidiary Entities

The following table sets forth the intercompany sales of petrochemical products for the five years ended December 31, 2019.

Ethylene’s Intercompany Sales(1)

	Year ended December 31,										2019
	2015		2016		2017		2018		2019		vs. 2018
	(in millions of pesos)(2)										(%)
Ethane and derivatives	Ps.	82.1	Ps.	109.8	Ps.	1.1	Ps.	2.5	Ps.	3.8	52.0
Others(3)		86.9		457.8		284.2		62.0		59.2	(4.5)

Total	Ps.	169.0	Ps.	567.6	Ps.	285.3	Ps.	64.5	Ps.	63.0	(2.3)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.
(3)	Includes diethylene glycol, ethylene, hydrogen, ethylene pyrolysis liquids, monoethyleneglycol and nitrogen.

Source: Pemex BDI.

In 2019, our intercompany sales decreased by 2.3% as compared to 2018, from Ps. 64.5 million in 2018 to Ps. 63.0 million in 2019. This decrease was mainly due to a reduction in the sales volume of ethylene hydrogen.

Ethylene Capital Expenditures

Our ethylene business invested Ps. 55 million in capital expenditures in 2019, and has budgeted Ps. 2,452 million for capital expenditures in 2020.

The following table sets forth our ethylene business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2019, and the budget for 2020. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Ethylene’s Capital Expenditures

	Year ended December 31,(1)						Budget 2020(2)
	2017		2018		2019
	(in millions of pesos)(3)
Ethylene(4)
Modernization of Fire Protection Network at Cangrejera PC	Ps.	68	Ps.	171	Ps.	16	Ps.	43
Modernization and Expansion of Production Capacity of Ethane Derivatives Chain I at Morelos PC		—		168		—		—
Maintaining the Production Capacity of the Swing Plant 2015-2017 at Morelos PC		16		78		22		40
Sustainability of the Production Capacity of the Ethylene Plant at Morelos PC		43		75		26		658
Acquisition of Catalysts for Pemex Ethylene Plants		—		72		—		7
Maintaining the Production Capacity of Ethylene Oxide Plant 2015-2017 at Morelos PC		49		69		62		79
Maintenance Program of the Capacity of the Low Density Polyethylene Plant at Cangrejera PC		64		48		63		451
Maintenance Program of the Ethylene Plant at Cangrejera PC		39		48		4		455
Rehabilitation of Maintenance Areas to Support Production at Cangrejera PC		82		47		—		—
Modernization and Optimization of Infrastructure and Auxiliary Services I at Cangrejera PC		74		43		—		6
Maintenance of the Production Capacity of the Asahi Plant 2015-2017 at Morelos PC		13		26		14		3
Maintenance Program for the Production Capacity of the Ethylene Oxide Plant at Cangrejera PC		2		20		2		300
Maintaining the Production Capacity of Auxiliary Services at Morelos PC		4		18		—		108
Maintaining the Production Capacity of the Mitsui Plant 2015-2017 at Morelos PC		14		8		8		17
Maintenance of the Production Capacity of the Ethylene Oxide Plant at Cangrejera PC		38		3		—		—
Safety and Environmental Protection Based on Observations and Regulations IV at Morelos PC		1		—		—		—
Maintaining Production Capacity of the Low Density Polyethylene Plant		67		—		—		—
Maintaining the Production Capacity of Ethane Derivatives Chain II at Morelos PC		1		—		—		—
Maintaining the Production Capacity of Auxiliary Services II		16		—		—		—
Maintaining the Production Capacity of Auxiliary Services III		8		—		—		—
Maintaining the Production Capacity of the Ethane Derivatives Chain III at Morelos PC		1		—		—		—
Steam Generation Plant Maintenance Program		—		—		—		24
Maintenance Program for the Electric Generation Plant		—		—		—		253
Maintenance and Sustaining Operations of the Refrigerated Terminal of Ethane Shipments at Pajaritos (TREEP)		—		—		—		7
Others		18		81		1		1

Total	Ps.	618	Ps.	975	Ps.	219	Ps.	2,452

Notes: Numbers may not total due to rounding.

PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	Original budget published in the Official Gazette of the Federation on December 11, 2019.
(3)	Figures are stated in nominal pesos.
(4)	Capital expenditures were made for certain projects in years following the original term indicated in the project title.

Source: Petróleos Mexicanos.

Fertilizers

Our fertilizers segment operates through the productive state-owned subsidiary Pemex Fertilizers and integrates the ammonia production chain up to the point of sale of fertilizers, including agricultural and industrial nitrates, phosphate fertilizers and acids (produced by Fertinal). We also expect that our subsidiary Pro-Agroindustria will begin producing urea in the second quarter of 2020.

In 2020, we intend to focus our strategy on: (1) increasing the national production of fertilizers at competitive prices; (2) contributing to the strengthening of the agricultural sector in Mexico through the supply of fertilizers; (3) ensuring a reliable supply of natural gas for the operation of our plants; and (4) continuing to make capital expenditure investments to improve the operational reliability of our four ammonia plants.

In addition, as part of our strategy we intend to integrate our Fertinal and Pro-Agroindustria segments into the production chain of natural gas to ammonia to fertilizers. We expect that this integration will help us offer a wide range of fertilizers, nitrogen and phosphates at competitive prices. Furthermore, we expect that establishing new commercial channels will allow us to bring the supply of ammonia and fertilizers closer to industrial and agricultural producers throughout the country. Likewise, Pemex Fertilizers is in negotiations with the Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development, or SADER), to fulfill the urea and diammonium phosphate demand of small agriculture producers through the Mexican Government program Sembrando Vida.

Capacity

As of December 31, 2019, we owned four ammonia plants, one of which resumed operations in December 2019 after undergoing major maintenance. Two of our plants are scheduled to undergo major maintenance during 2020 and 2021. Finally, our remaining plant likewise requires further rehabilitation, and this rehabilitation will be scheduled based on the availability of budgetary resources.

The total ammonia production capacity of our operating plants for the last three years was distributed among our facilities as set forth below:

Fertilizers’ Total Capacity

	Year ended December 31,
	2017	2018	2019
	(thousands of tons)
Petrochemical Complexes
Cosoleacaque (ammonia)	1,440	1,440	1,440

Source: Pemex Fertilizers.

Production

The following table summarizes the annual production of our fertilizers segment for the three years ended December 31, 2019.

Fertilizers’ Production

	Year ended December 31,			2019
	2017	2018	2019	vs. 2018
	(thousands of tons)			(%)
Methane Derivatives
Ammonia	500	151	—	(100.0)
Carbon dioxide	844	372	7	(98.1)

Total	1,343	523	7	(98.7)

Note: Numbers may not total due to rounding.

Source: Pemex BDI.

Total annual production of methane derivatives in 2019 decreased 98.7% from 523 thousand tons in 2018 to 7 thousand tons in 2019. This decrease was mainly due to shortages in the supply of raw material that have kept our Cosoleacaque plant out of operation since mid-August of 2018.

Sales of Fertilizers

The following table sets forth the value of our domestic sales of our fertilizers segment for the three years ended December 31, 2019.

Value of Fertilizers’ Domestic Sales(1)

	Year ended December 31,						2019
	2017		2018		2019		vs. 2018
	(in millions of pesos)(2)						(%)
Methane Derivatives
Ammonia	Ps.	4,676.5	Ps.	5,544.3	Ps.	3,642.8	(34.3)
Carbon dioxide		109.1		56.8		—	(100.0)

Total	Ps.	4,785.7	Ps.	5,601.1	Ps.	3,642.8	(35.0)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.

Source: Pemex BDI.

In 2019 the value of domestic sales in our fertilizers segment decreased by 35.0%, from Ps. 5,601.1 million in 2018 to Ps. 3,642.8 million in 2019, primarily due to production stoppages due to a shortage of natural gas for use as raw material and a decrease in the resale of ammonia imports.

Volume of sales

The following table sets forth the value of our domestic sales for the three years ended December 31, 2019.

Volume of Fertilizers’ Domestic Sales

	Year ended December 31,			2019
	2017	2018	2019	vs. 2018
	(thousands of tons)			(%)
Methane Derivatives
Ammonia	760.4	771.7	581.9	(24.6)
Carbon dioxide	207.6	151.3	0.1	(99.9)

Total	968.0	923.0	582.0	(36.9)

Note:	Numbers may not total due to rounding.

Source: Pemex BDI.

Fertilizers Capital Expenditures

Our fertilizers segment invested Ps. 203 million in capital expenditures in 2019 and has budgeted Ps. 1,069 million in capital expenditures for 2020. The following table sets forth our fertilizers segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2019, and the budget for 2020. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Fertilizers’ Capital Expenditures

	Year ended December 31,(1)						Budget
	2017		2018		2019		2020(2)
	(in millions of pesos)(3)
Fertilizers
Rehabilitation of Primary Reformers and Auxiliary Ammonia Plant VI and VII at Cosoleacaque PC	Ps.	75	Ps.	138	Ps.	23	Ps.	—
Maintenance to Storage and Distribution Areas at Cosoleacaque PC		38		72		—		71
Rehabilitation of the ammonia plant No. V, at Cosoleacaque PC		—		38		5		—
Maintenance of refrigeration and ammonia storage plant No. 2 of the Pajaritos Refrigerated Terminal		—		30		4		50
Maintaining the Production Capacity of Ammonia Plant VII and its Auxiliary Services at Cosoleacaque PC		5		22		5		—
Maintaining the Production Capacity of Ammonia Plant VI at Cosoleacaque PC		—		18		—		—
Rehabilitation of Ammonia Plant IV and Integration and Auxiliary Services for Cosoleacaque PC		102		11		—		—
Maintenance to Cryogenic Ammonia Storage Plant No. 1 at Pajaritos Refrigerated Terminal		—		—		1		90
Maintenance to Transportation, Handling and Storage Areas at Cosoleacaque PC		—		—		111		415
Maintenance to Receipt, Storage and Distribution Areas at Salina Cruz Refrigerated Ammonia Terminal		—		—		54		443
Others		45		2		—		—

Total	Ps.	264	Ps.	331	Ps.	203	Ps.	1,069

Notes: Numbers may not total due to rounding.

PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	Original budget published in the Official Gazette of the Federation on December 11, 2019.
(3)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Pajaritos Petrochemical Complex

In 2014, we acquired a non-operating nitrogen fertilizer production facility located in Pajaritos, Veracruz. After the acquisition, we initiated a major rehabilitation project that involved the restoration of our rotating, static and mechanical equipment and the rehabilitation of a carbon dioxide compression station and a pipeline. The Pajaritos complex rehabilitation was completed in the second quarter of 2018. While tests were started at that time, production could not be stabilized due to the discontinuous operation of our Cosoleacaque petrochemical complex due to a shortage of natural gas for use as raw material, which led to an insufficient supply of ammonia and carbon dioxide. We expect that we will be able to start operations at this facility during the second quarter of 2020, and, once the production stabilizes, we expect to have a production capacity of 36 thousand tons of urea per month (80% of its designed capacity).

Fertinal

Fertinal produces fertilizers, primarily phosphates, as well as acids and other agricultural and industrial nitrates, and operates an industrial complex located in Lázaro Cárdenas, Michoacán. Fertinal’s total production capacity for the three years ended December 31, 2019 is as set forth below.

Fertinal Segment’s Total Capacity

	Year ended December 31,
	2017	2018	2019
	(thousands of tons)
Nitrate and phosphates	1,420	1,225	1,178

Source: Fertinal Group

Fertinal’s total production for the three years ended December 31, 2019 is set forth below.

Fertinal Segment’s Production

	Year ended December 31,			2019
	2017	2018	2019	vs. 2018
	(thousands of tons)%
Phosphates	763.9	880.7	783.9	(11.0)
Nitrate	220.8	225.1	200.7	(10.8)
Others	3.5	23.3	1.4	(94.0)

Total	988.2	1,129.1	986.0	(12.7)

Source: Fertinal Group

The following table sets forth the value of Fertinal’s domestic sales for the three years ended December 31, 2019.

Value of Fertinal’s Domestic Sales(1)

	Year ended December 31,					2019
	2017		2018		2019	vs. 2018
	(in millions in pesos)(2)%
Phosphates	Ps.	1,717.5	Ps.	1,576.1	Ps. 2,177.2	38.1
Nitrates		1,099.1		1,316.9	1,076.7	(18.2)
Ammonia		108.6		1,168.2	1,002.5	(14.2)
Sulfur		11.1		158.7	124.1	(21.8)
Sulfuric Acid		4.5		2.5	2.1	(16.0)
Others		24.7		32.6	27.8	(14.7)

Total	Ps.	2,965.5	Ps.	4,255.0	Ps. 4,410.4	3.7

Note:	Numbers may not total due to rounding.
(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.

Source: Fertinal Group.

The increase in our sales in 2019 was mainly due to higher volume in domestic phosphates sales despite the significant drop in the international prices of phosphate fertilizers during 2019 (approximately 36%). This led to a significant decrease in financial margins, as well as a restriction in cash flow towards the end of the 2019.

In 2019, we operated at average of 83.7% of our total production capacity. Due to the cash flow restrictions, we were not able to make the capital expenditure required to meet our operational needs for our facilities located in Lazaro Cardenas, Michoacán and our mining unit located in San Juan de la Costa, Baja California Sur.

In 2019, together with SADER, Fertinal was a direct participant in the Mexican Government program Sembrando Vida, to provide fertilizers to small agriculture producers. The pilot program was implemented in the state of Guerrero, and represents a change in Fertinal’s distribution and commercialization paradigm in the Mexican fertilizers market.

Logistics

Our logistics segment operates through the productive state-owned subsidiary Pemex Logistics and provides land, maritime and pipeline transportation, storage and distribution services to some of our subsidiary entities and to other companies, including Tesoro, CENAGAS, local gas stations and distributors.

Transportation of Crude Oil and Refined Products

During 2019, we injected approximately 1,299.4 thousand barrels per day of crude oil and petroleum products into our pipelines, representing a 17.8% decrease as compared to 2018 when we injected approximately 1,581.5 thousand barrels per day, mainly due to a reduction in crude oil processed in the National Refining System and to controlled operations aimed at reducing losses from fuel subtractions in pipelines transportation systems in accordance with our strategy to combat fuel theft.

During 2019, we injected 132.7 thousand barrels per day of LPG, representing a 4.6% decrease as compared to the 139.1 thousand barrels per day injected in 2018, due to a decrease in Pemex Industrial Transformation’s sales. In addition, we injected 4.3 thousand barrels per day of petrochemicals in 2019, an increase of 79.2% as compared to the 2.4 thousand barrels per day we injected in 2018. This increase was mainly due to an increase in imports of isobutane as a result of a higher gasoline production at the Minatitlán and Salina Cruz refineries.

In 2019, we transported a total of 2,069.3 thousand barrels per day of LPG: 1,436.4 thousand barrels per day (69.4%) by pipeline systems, 431.8 thousand barrels per day (20.9%) by land transport and the remaining 201.1 thousand barrels per day (9.7%) by tankers. As of 2016, natural gas transportation is carried out by CENAGAS, with the support of Pemex Logistics through an operation and maintenance contract. During 2019, we transported approximately 5,059.1 million cubic feet per day of natural gas, a 0.2% decrease as compared to 5,070.9 million cubic feet per day we transported in 2018.

Treatment and Primary Logistic

In 2019, we received an average of 1,309.2 thousand barrels per day of crude oil for treatment, which consists of dehydration and desalination, representing a decrease of 0.5% as compared to 1,315.2 thousand barrels per day in 2018. This decrease was mainly due to lower crude oil production by Pemex Exploration and Production. During 2019, we delivered an average of 834.5 thousand barrels of crude oil per day to the National Refining System and 478.5 thousand barrels of crude oil per day to the export terminals.

During 2019, we transported an average of 3,388.3 million cubic feet per day of natural gas through the Altamira, Misión, Santuario and Gas Marino Mesozoico transportation systems, as compared to the 3,096.9 million cubic feet per day in 2018, which represents a 9.4% increase, partially due to an increase in natural gas production by Pemex Exploration and Production. In addition, we transported an average of 19.8 thousand barrels per day of condensate by the Misión and Condensado Terrestre Sur transportation systems compared to 23.9 thousand barrels per day in 2018, which represents a 17.2% decrease, partially due to a processing reduction in the gas sweetening plants of Pemex Industrial Transformation.

During 2019, we had 18 leak and spill events, none of which were significant.

Open Season

During 2017, under the guidelines issued by the CRE, Pemex Logistics began participating in “Open Season” auctions, which are intended to be transparent and competitive auctions for access to our pipelines and storage infrastructure, wherein any participant can compete to offer its services.

As a result of the Open Season stages 1.1 and 3.1 assigned in 2017 and 2018 respectively, Pemex Logistics provides services to Tesoro, using our pipeline transport systems and storage terminals in the states of Sonora, Sinaloa and Baja California. These contracts include access to the Rosarito-Mexicali, Rosarito-Ensenada, Guaymas-Hermosillo and Guaymas-Ciudad Obregón pipelines transportation systems, as well as the Rosarito, Mexicali, La Paz and Ensenada storage terminals in Baja California; the Guaymas, Ciudad Obregón, Hermosillo, Magdalena, Nogales and Navojoa storage terminals in Sonora and the Mazatlán, Topolobampo and Guamúchil storage terminals in Sinaloa.

On July 10, 2019, the CRE granted Pemex Logistics an extension to present the Open Season proposal regarding the available capacity of the remaining storage and pipelines transportation systems.

On September 26, 2019, Pemex Logistics presented to the CRE the Open Season proposal for all storage and transportation systems of petroleum products whose capacity has not been offered and, therefore, is not reserved under a capacity contract, or reserved by Pemex Logistics for its own use. This available capacity was grouped in five systems: the Veracruz, Centro, Salamanca, Madero and Progreso zones.

Transport and Distribution

Our pipelines connect crude oil and natural gas production centers with refineries and petrochemical plants, and our storage terminals with Mexico’s major cities. At the end of 2019, the pipeline network measured approximately 15,909.1 kilometers in length, of which 14,458.0 kilometers are currently in operation and 1,451.1 kilometers are temporarily out of operation. These pipelines may be temporarily out of operation because of a decline in the production of a field where the pipeline is located or because the transportation service is irregular, which makes its operation unprofitable. Once such circumstances are more favorable, the pipelines may become operational again. As of the date of this annual report, we are analyzing the 1,451.1 kilometers of pipelines that are temporarily out of operation to determine if and how they may be used in the future.

As of December 31, 2019, the pipeline network of Pemex Logistics was distributed as follows:

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

We have made considerable progress towards satisfying the requirements of NOM-027 on risk assessment and pipeline integrity. As of December 31, 2019, we have analyzed 100% of our overall logistics pipeline network. In addition, we have implemented several measures related to our pipeline integrity management plan, including by collecting information in order to create pipeline databases.

The results of our risk evaluation are as follows:

•	High Risk: 0.0 kilometers

•	Medium Risk: 3,623.9 kilometers

•	Low Risk: 12,286.0 kilometers

Notwithstanding the implementation of our pipeline integrity management plan, we experienced 25 leaks and spills in 2019. The total number of incidents in 2019 represented an increase of 47.1%, as compared to the 17 incidents we experienced in 2018. Of the 25 incidents in our transportation pipelines, 16 were due to a failure in the mechanical integrity of the pipelines, six were due to third-party incidents and four were due to other factors.

The transportation of crude oil, natural gas and other products through the pipeline network is subject to several risks, including risk of leakage and spills, explosions and fuel theft. In 2019, we spent a total of Ps. 338.1 million in expenditures for the rehabilitation and maintenance of our pipeline network and we have budgeted Ps. 1,000.6 million for these expenditures in 2020. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Operations—We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, blockades to our facilities and criminal acts and deliberate acts of terror” above.

Fleet Developments

In July of 2013, as part of a plan to modernize the fleet, we signed an agreement with the Secretaría de Marina - Armada de México (Mexican Navy, or SEMAR), valued at Ps. 3,212.1 million (U.S. $250.0 million), for the construction of 22 marine vessels for our refining business. This agreement initially included construction of 16 tugboats, three multipurpose vessels and three barges, but was modified in 2016 to remove the construction of the three barges and to extend the final delivery date to December 2021. This transaction is now valued at Ps. 4,705.0 million. As of December 31, 2019, the Mexican Navy has delivered 11 tugboats. The remaining eight vessels are expected to be available during 2020.

As of December 31, 2019, we owned 16 refined product tankers. We also own 24 tugboats, 1,444 tank trucks and 511 train tank cars, as well as 76 storage and distribution terminals, ten liquefied gas terminals, five maritime terminals and ten dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute the hydrocarbons transportation and distribution infrastructure.

Our current fleet of refined product tankers includes 16 vessels, all of which are owned by Pemex Logistics, with a total transportation capacity of 5,035.6 thousand barrels. 50% of our vessels are located on the Pacific coast and the other 50% are in the Gulf of Mexico. Of the capacity of the vessels located on the Pacific coast, 82.4% is used to transport distillates and 17.6% is used to transport fuel oil and heavy diesel. Of the capacity of the vessels located in the Gulf of Mexico, 87.7% is used for distillates and 12.3% is used for fuel oil and heavy diesel.

Logistics Capital Expenditures

Our logistics segment invested Ps. 2,118 million in capital expenditures in 2019 and has budgeted Ps. 3,135 million in capital expenditures for 2020.

The following table sets forth our logistics segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2019, and the budget for 2020. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Logistics’ Capital Expenditures

	Year ended December 31,(1)						Budget
	2017		2018		2019		2020(2)
	(in millions of pesos)(3)
Logistics
Larger Fleet Modernization	Ps.	645	Ps.	604	Ps.	—	Ps.	—
Acquisition of 5 Tankers Vessel by Cash and/or by Leasing		431		435		437		452
Replacement of Vessel Tanks Nuevo Pemex I, II, III and IV by Acquisition and/or Leasing		332		334		336		350
Evaluation and Rehabilitation of the Mechanical Integrity of the Turbosine, Diesel, Gasoline and Fuel Oil Pipelines and Gas Pipelines in the Central Zone		80		204		1		—
Evaluation and Rehabilitation of the Mechanical Integrity of the Pipelines in Northern and Pacific Zones		316		105		2		—
Maintenance of Safety, Measurement, Control and Automation Systems in Storage and Distribution Terminals		235		91		10		98
Renewal of Tugs, Chalanes and Multipurpose Vessels of the Smaller Fleet		258		68		46		122
Evaluation and Rehabilitation of the Mechanical Integrity of the Pipelines Nuevo Teapa-Madero-Cadereyta		88		65		—		—
Implementation of the SCADA System in 47 Pipeline Transportation Systems		78		45		13		—
Refurbishment, Modification and Modernization of Pumping and Compression Stations Nationwide		95		7		—		—
Modernization of the Instrumented Security and Basic Control Systems of the Pumping Stations and Product Receipt Northern Zone		6		7		—		—
Evaluation and Rehabilitation of the Mechanical Integrity of the Pipeline’s Poza Rica-Salamanca and Nuevo Teapa- Tula-Salamanca		6		6		—		—
Integral Maintenance of Pipeline Systems for Natural Gas and LPG, Stage II		205		—		—		—
Natural Gas Transportation from Jáltipan to Salina Cruz Refinery		12		—		—		—
Maintenance of Marine Facilities		11		—		—		—
T. M. Dos Bocas- CCC Palomas Corridor		—		—		—		255
Integrity Diagnostics and Adequacy of the Instrumented Safety Systems and the Basic Control of the Southeast Pumping Stations		—		—		—		207
Gas Marino-Mesozoico Transportation Systems		—		—		—		205
Rehabilitations for the Maintenance of Vessels of the Major Fleet Attached to Pemex Logística		—		—		—		204
Maintenance of T.M Dos Bocas		—		—		—		177
Maintenance of Pipeline Transportation Systems Permission 7 Oleos		—		—		—		160
Altamira Integral System Maintenance Case		—		—		—		140
Maintenance of Pipelines Monitoring, Control Systems and Flow Measurement Systems of the National Distribution Network of Pemex Refineries		—		—		—		138
Maintenance of Pipelines Transportation Systems Permission 5 South, Gulf, Central and West Zones		—		—		—		118
Others		2,120		3,072		1,273		509

Total	Ps.	4,917	Ps.	5,042	Ps.	2,118	Ps.	3,135

Notes: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Original budget published in the Official Gazette of the Federation on December 11, 2019.
(3)	Figures are stated in nominal pesos.

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

On October 29, 2015, we signed a transfer agreement with CENAGAS for the transfer to CENAGAS of assets associated with the Integrated Natural Gas System and the distribution contract for the Naco-Hermosillo pipeline system. The National Gas Pipeline System has 87 pipelines with a total length of almost 9,000 kilometers and a transport capacity over 5,000 million cubic feet per day, while the Naco-Hermosillo system is a 300 kilometers long pipeline with a transport capacity of 90 million cubic feet per day. The approximate aggregate book value of these assets, which were transferred to CENAGAS on January 1, 2016, was Ps. 7,450.1 million.

On December 29, 2016, we entered into two agreements with CENAGAS pursuant to which we continued to provide operation and maintenance services and commercial operation services to CENAGAS during 2017. Both agreements, which have a total value of Ps. 3,045.0 million and Ps. 116.3 million, respectively, initially had a term of one year and are automatically renewed for one year unless either party gives advance notice to the contrary. The agreements for nine of the 21 pipeline subsystems have been terminated as a result of a new services bidding strategy implemented by CENAGAS. However, Pemex Logistics subsequently won bids for three of these nine pipeline subsystems with an estimated contract value of Ps. 78.8 million and, as a result, continues to provide services to CENAGAS for 15 of the 21 pipeline subsystems.

During 2019 we obtained Ps. 3,171.0 million from our services provided to CENAGAS.

International Trading

PMI and the PMI Subsidiaries conduct international commercial activities for our crude oil, refined and petrochemical products, with the exception of natural gas, which is marketed directly by our industrial transformation segment. The PMI Subsidiaries’ main objectives are to assist in maximizing our profitability and optimizing our operations through international trade, facilitating our link with the international markets and pursuing new business opportunities marketing our products internationally. PMI and the PMI Subsidiaries manage the international sales of our crude oil and petroleum products and acquire in the international markets those petroleum products that we import to satisfy domestic demand. Sales of our crude oil are carried out through PMI. Trading of petroleum products in the international markets are carried out through P.M.I. Trading DAC, which also performs third-party trading, transportation and risk management activities in alternative markets (customers and suppliers other than us).

Exports and Imports

PMI purchases crude oil from our exploration and production segment and then sells it to PMI’s customers. PMI sold an average of 1,103.7 thousand barrels of crude oil per day in 2019, which represented 65.5% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2015		2016		2017		2018		2019
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by Volume)
Olmeca(1) (API gravity of 38°-39°)	124.2	10.6	108.3	9.0	18.9	1.6	—	—	—	—
Isthmus (API gravity of 32°-33°)	194.0	16.5	153.1	12.8	85.8	7.3	30.7	2.6	4.1	0.4
Maya (API gravity of 21°-22°)	743.4	63.4	867.2	72.4	1,053.9	89.8	1,090.0	92.1	985.0	89.3
Altamira (API gravity of 15.0°-16.5°)	27.7	2.4	23.7	2.0	15.3	1.3	19.9	1.7	20.7	1.9
Talam (API gravity of -15.8º)	83.1	7.1	45.3	3.8	—	—	43.5	3.7	93.9	8.5

Total	1,172.4	100.0	1,197.6	100.0	1,173.9	100.0	1,184.0	100.0	1,103.7	100.0

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

(1)	During 2018 and 2019 we used Olmeca crude oil for processing in our refineries and did not export Olmeca crude oil.

Source: PMI operating statistics as of January 7, 2020.

	Year ended December 31,
	2015		2016		2017		2018		2019
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S. $	51.46	U.S. $	39.71	U.S. $	51.79	U.S. $	—	U.S. $	—
Isthmus		49.28		37.72		50.75		64.54		60.43
Maya		41.12		35.30		46.48		61.47		55.83
Altamira		36.19		30.35		39.45		57.81		53.69
Talam		36.40		28.44		—		59.47		53.72
Weighted average realized price	U.S. $	43.12	U.S. $	35.65	U.S. $	46.79	U.S. $	61.41	U.S. $	55.63

Source: PMI operating statistics as of January 7, 2020.

Geographic Distribution of Export Sales

As of December 31, 2019, PMI had 23 customers in eight countries. In 2019, 55.2% of our crude oil export sales were to customers in the United States and Canada, which represents a 9.0% decrease as compared to 2018. Since 2014, primarily as a result of increased availability of light crude oil in the United States and other developing trends in international demand for imported crude oil, we have expanded the scope of our geographic distribution and adapted our strategy to diversify and strengthen the position of Mexican crude oil in the international market.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2019. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2015		2016		2017		2018		2019
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	689.6	58.8	571.8	47.7	617.2	52.6	669.8	56.6	609.2	55.2
Europe	257.4	22.0	294.1	24.6	219.1	18.7	199.1	16.8	181.8	16.5
Asia	219.2	18.7	319.1	26.6	317.2	27.0	311.4	26.3	312.6	28.3
Central and South America	6.2	0.5	12.5	1.0	20.4	1.7	3.8	0.3	—	—

Total	1,172.4	100	1,197.6	100	1,173.9	100	1,184.0	100	1,103.7	100

Olmeca (API gravity of 38°-39°)(1)
United States and Canada	39.8	3.4	4.1	0.3	—	—	—	—	—	—
Others	84.4	7.2	104.2	8.7	18.9	1.6	—	—	—	—

Total	124.2	10.6	108.3	9.0	18.9	1.6	—	—	—	—

Isthmus (API gravity of 32°-33°)
United States and Canada	78.1	6.7	3.2	0.3	4.7	0.4	—	—	2.7	0.3
Others	115.9	9.9	149.9	12.5	81.1	6.9	30.7	2.6	1.4	0.1

Total	194.0	16.5	153.1	12.8	85.8	7.3	30.7	2.6	4.1	0.4

Maya (API gravity of 21°-22°)
United States and Canada	513.2	43.8	541.3	45.2	597.2	50.9	623.9	52.7	506.1	45.9
Others	230.2	19.6	325.9	27.2	456.7	38.9	466.1	39.4	478.9	43.4

Total	743.4	63.4	867.2	72.4	1,053.9	89.8	1,090.0	92.1	985.0	89.3

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	27.7	2.4	21.9	1.8	15.3	1.3	19.9	1.7	20.7	1.9
Others	—	—	1.8	0.1	—	—	—	—	—	—

Total	27.7	2.4	23.7	2.0	15.3	1.3	19.9	1.7	20.7	1.9

Talam (API gravity of 15.8°)
United States and Canada	30.7	2.6	1.3	0.1	—	—	25.8	2.2	79.7	7.2
Others	52.4	4.5	44.0	3.7	—	—	17.6	1.5	14.2	1.3

Total	83.1	7.1	45.3	3.8	—	—	43.5	3.7	93.9	8.5

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

(1)	During 2019 we used Olmeca crude oil for processing in our refineries and did not export Olmeca crude oil.

Source: PMI operating statistics as of January 7, 2020.

In total, we exported 1,103.7 thousand barrels of crude oil per day in 2019, and in 2020 we expect to export approximately 1,086.0 thousand barrels of crude oil per day. We sell the crude oil produced by Pemex Exploration and Production under a variety of contractual arrangements. Of the 1,086.0 thousand barrels of crude oil per day we expect to export in 2020, we are contractually committed to deliver approximately 1,056.0 thousand barrels per day pursuant to existing supply commitments. We believe that our proved developed and proved undeveloped reserves will be sufficient to allow us to fulfill our supply commitments.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2019.

Volume of Exports and Imports

	Year ended December 31,					2019
	2015	2016	2017	2018	2019	vs. 2018
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	124.2	108.3	18.9	—	—	—
Isthmus	194.0	153.1	85.8	30.7	4.1	(86.6)
Maya	743.4	867.2	1,053.9	1,090.0	985.0	(9.6)
Altamira	27.7	23.7	15.3	19.9	20.7	4.0
Talam	83.1	45.3	—	43.5	93.9	115.9

Total crude oil	1,172.4	1,197.6	1,173.9	1,184.0	1,103.7	(6.8)
Natural gas(1)	2.7	2.2	1.7	1.4	1.3	(5.8)
Gasoline	62.9	52.7	45.0	37.7	33.6	(10.9)
Other petroleum products	130.8	132.9	113.1	95.1	82.3	(13.4)
Petrochemical products(2)	333.8	124.7	60.5	57.8	71.9	24.5
Imports
Natural gas(1)	1,415.8	1,933.9	1,766.0	1,316.5	965.9	(26.6)
Gasoline	440.1	510.9	583.7	607.3	544.3	(10.4)
Other petroleum products and LPG(1)	299.7	289.6	354.1	378.7	302.7	(20.1)
Petrochemical products(2)	107.3	278.2	332.8	831.8	877.3	5.5

Note: Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.

(1)	Numbers expressed in millions of cubic feet per day.
(2)	Thousands of metric tons.

Source: PMI operating statistics as of January 7, 2020, and Pemex Industrial Transformation.

Crude oil exports decreased by 6.8% in 2019, from 1,184.0 thousand barrels per day in 2018 to 1,103.7 thousand barrels per day in 2019, mainly due to an 86.6% decrease in light crude oil Istmo exports and a 9.6% decrease in heavy crude oil Maya exports, which was partially offset by a 115.9% increase in Talam crude oil exports and a 4.0% increase in Altamira crude oil exports in 2019. We did not export Olmeca crude oil in 2018 and 2019 due to a lack of availability of Olmeca crude oil for export.

We import dry gas, a variety of natural gas, to satisfy shortfalls in our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. Domestic sales of dry gas decreased by 22.3%, as compared to 2018, from 2,064.3 million cubic feet per day in 2018 to 1,604.4 million cubic feet per day in 2019, mainly due to competition from third-party supply in the national market. Natural gas imports decreased by 26.6% in 2019, from 1,316.5 million cubic feet per day in 2018 to 965.9 million cubic feet per day in 2019. This decrease in natural gas imports was primarily due to decreased demand in the domestic market due to competition from third party suppliers.

P.M.I. Trading DAC sells refined products on an FOB, Delivered Ex-ship and Cost and Freight basis and buys refined and petrochemical products on an FOB, Cost and Freight and Delivered Ex-ship, Delivery at Frontier and Delivered at Place basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2019.

Value of Exports and Imports(1)

	Year ended December 31, 2019										2019
	2015		2016		2017		2018		2019		vs. 2018
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S. $	2,333.1	U.S. $	1,569.3	U.S. $	358.1	U.S. $	—	U.S. $	—	—
Isthmus		3,489.0		2,107.6		1,588.7		722.2		90.1	(87.5)
Altamira		366.6		262.4		219.8		419.5		405.5	(3.3)
Maya		11,158.9		11,172.6		17,880.6		24,455.6		20,072.90	(17.9)
Talam		1,103.6		470.1		—		943.4		1,840.80	95.1

Total crude oil(2)	U.S. $	18,451.2	U.S. $	15,582.0	U.S $	20,047.2	U.S. $	26,540.7	U.S. $	22,409.3	(15.6)

Natural gas		1.6		1.1		1.3		1.0		0.8	(20.0)
Gasoline		1,007.4		733.2		746.9		813.9		626.6	(23.0)
Other petroleum products		1,580.2		1,161.9		1,655.6		1,938.1		1,429.70	(26.2)
Petrochemical products		63.5		20.5		37.8		39.2		39.6	1.0

Total natural gas, petroleum and petrochemical products	U.S. $	2,652.7	U.S. $	1,916.7	U.S. $	2,441.5	U.S. $	2,792.3	U.S. $	2,096.7	(24.9)

Total exports	U.S. $	21,103.9	U.S. $	17,498.7	U.S. $	22,488.8	U.S. $	29,333.0	U.S. $	24,506.0	(16.5)

Imports
Natural gas	U.S. $	1,673.7	U.S. $	2,097.9	U.S. $	2,484.1	U.S. $	2,043.2	U.S. $	1,072.5	(47.5)
Gasoline		12,805.2		11,994.8		15,380.1		18,867.5		15,353.90	(18.6)
Other petroleum products and LPG		6,178.6		5,699.9		8,466.3		11,103.3		7,983.90	(28.1)
Petrochemical products		196.3		85.5		122.5		588.8		657.2	11.6

Total imports	U.S. $	20,853.7	U.S. $	19,878.1	U.S. $	26,433.3	U.S. $	32,602.8	U.S. $	25,067.6	(23.1)

Net exports (imports)	U.S. $	250.1	U.S. $	(2,379.4)	U.S. $	(3,944.2)	U.S. $	(3,269.8)	U.S. $	(561.6)	(82.8)

Note: Numbers may not total due to rounding.

(1)

Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading DAC, or PMI-NASA from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained under the line item “Net Sales” in our financial statements because of differences in methodology associated with the calculation of the exchange rates and other minor adjustments.

(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Source: PMI operating statistics as of January 7, 2020, which are based on information in bills of lading, and Pemex Industrial Transformation.

In 2019, imports of natural gas decreased in value by 47.5% as compared to 2018, primarily as a result of a decrease in the volume of natural gas imports. Imports of gasoline decreased in value by 18.6% over the same period due to a decrease in the volume of gasoline imported resulting from higher domestic production of gasoline.

The following table describes the composition of our exports and imports of selected refined products for the three years ended December 31, 2019.

Exports and Imports of Selected Petroleum Products

	Year ended December 31,
	2017		2018		2019
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Exports
Liquefied petroleum gas(1)	5.7	3.6	1.2	0.9	0.7	0.6
Fuel oil	103.5	65.5	89.8	67.6	69.3	59.7
Gasoline	45.0	28.5	37.7	28.4	33.6	29.0
Others	3.9	2.5	4.0	3.0	12.4	10.7

Total	158.0	100.0	132.8	100	116.0	100.0

Imports
Gasoline(2)	582.5	62.2	607.3	61.6	544.3	64.3
Fuel oil	24.4	2.6	16.5	1.7	11.8	1.4
Liquefied petroleum gas	42.6	4.5	61.8	6.3	53.9	6.4
Diesel	237.5	25.4	240.6	24.4	178.4	21.1
Others	49.1	5.2	59.8	6.1	58.7	6.9

Total	936.2	100.0	985.9	100	846.9	100.0

Notes: Numbers may not total due to rounding.

tbpd = thousand barrels per day.

(1)	Includes butanes and propane.
(2)	Includes premium gasoline, regular gasoline, premium components and naphthas

Source: Pemex BDI.

In 2019, exports of petroleum products decreased by 12.7%, from 132.8 thousand barrels per day in 2018 to 116.0 thousand barrels per day in 2019, mainly due to decreases in the export volumes of fuel oil and natural gas of 22.8% and 10.9%, respectively. Imports of petroleum products decreased by 14.1% in 2019, from 985.9 thousand barrels per day in 2018 to 846.9 thousand barrels per day in 2019, primarily due to an increase in domestic production of petroleum products.

Exports of petroleum products decreased in value by 25.3% in 2019, primarily due to a 16.8% decrease in the average price of fuel oil and decreases in the average prices of other petroleum products. In 2019, imports of petroleum products decreased in value, by 22.1%, primarily due to a 12.8 % decrease in volume of imports caused by lower domestic gasoline sales and a decrease in the average price of gasoline as compared to the previous year. Our net imports of petroleum products for 2019 totaled U.S. $561.6 million, which represents an 82.8% decrease from our net imports of petroleum products of U.S. $3,269.8 million in 2018.

The Secretary of Energy has entered into certain agreements to reduce or increase crude oil exports and production. See “Item 4—Information on the Company—Trade Regulation, Export Agreement and Production Agreements” below in this Item 4.

Hedging Operations

P.M.I. Trading DAC engages in hedging operations to cover its price exposure in the trading of petroleum products. The internal policies and procedures of P.M.I. Trading DAC establish: (1) that DFIs are used exclusively to mitigate the volatility of oil and gas prices; (2) limits on the maximum amount of capital at risk and on the daily and accumulated annual losses for each business unit; and (3) the segregation of risk-taking and risk measurement. Capital at risk is calculated on a daily basis in order to compare the actual figures with the aforementioned limit. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Changes in Exposure to Main Risks—Hydrocarbon Price Risk.”

Gas Stations in the United States

In 2019, additional Pemex brand gas stations in the United States opened, for a combined total of 13 locations in areas with different demographic characteristics (nine in Texas and four in California) as of December 31, 2019. The fuel supply at these gas stations is derived from the United States wholesale market and the selling prices are subject to the local market conditions. We believe that all these Pemex brand gas stations will allow Pemex to evaluate in detail the market response to the Pemex brand and to establish a brand experience in accordance to the demand of the subset market segments. Additionally, we expect that the information gathered from all our gas stations in the United States will help to develop a market penetration strategy to maximize the value of the Pemex brand through major U.S. fuel marketers.

PEMEX Corporate Matters

In addition to the operating activities that we undertake through the activities of our subsidiary entities and subsidiary companies, we have certain centralized corporate operations that coordinate general labor, safety, insurance and legal matters.

Industrial Safety and Environmental Protection

Our Corporate Office of Planning, Coordination and Performance is responsible for planning, conducting and coordinating programs to:

•	foster a company culture of safety, environmental protection and efficient and rational use of energy;

•	improve the safety of our workers and facilities;

•	reduce risks to residents of the areas surrounding our facilities; and

•	reduce greenhouse gas emissions and identify the risks associated with climate change in Mexico in order to develop strategies to minimize the impact of climate change on our operations.

We intend to further develop industrial safety and environmental programs for each subsidiary entity. The environmental and safety division of each subsidiary entity coordinates closely with the Corporate Office of Planning, Coordination and Performance to promote sustainable performance focused on continuous improvement.

Insurance

We maintain a comprehensive property and general liability insurance program for onshore and offshore properties and liabilities. All onshore properties, such as refineries, processing plants, pipelines and storage facilities are covered, as are all of our offshore assets, such as drilling platforms, rigs, gas gathering systems, maritime terminals and production facilities.

Our insurance covers risks of sudden and accidental physical damage to or destruction of our properties, as well as risk of sudden and accidental physical loss, including as a consequence of purposeful terrorist acts. This insurance also provides coverage for the contents of pipelines and storage facilities, and any of our liabilities arising from such acts. Our insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnity insurance for our full marine fleet, in addition to life insurance, aircraft, automobile and heavy equipment insurance, cargo and marine hull insurance, as well as insurance for deep water drilling activities and onshore and offshore minor construction projects on operating facilities.

In accordance with Mexican law, we have entered into all of our insurance contracts with Mexican insurance carriers. These policies have limits of U.S. $1.8 billion for onshore property, U.S. $1.9 billion for offshore property, U.S. $0.3 billion for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for marine-related liabilities, U.S. $1.1 billion for onshore and offshore liabilities, U.S. $0.5 billion for offshore terrorist acts and U.S. $0.5 billion for onshore terrorist acts. Limits of insurance policies purchased for each category of risk are determined using professional risk management assessment surveys conducted by international companies on an annual basis and the market capacity available per risk and must be in compliance with local regulations enacted following the energy reform. In addition, in compliance with the regulations enacted in June of 2016 by the Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector or ASEA), we maintain insurance coverage with respect to third party liability, liability for environmental damage and control of well, works or drilling activities and extraction of hydrocarbons, the treatment and refining of crude oil and the processing of natural gas. We have also ensured that we maintain insurance coverage in connection with our strategic alliances and other joint arrangements.

Since June 2003, we have not maintained business interruption insurance, which in the past compensated us for loss of revenues resulting from damages to our facilities. Instead, we purchase ad hoc business interruption mitigation insurance coverage, which compensates us for the additional expenses necessary to recover our production capabilities in the shortest time possible.

During 2019 we continued to engage in deep water exploratory and drilling activities that were covered by our existing insurance program until December 31, 2019. In August 2012, we purchased a policy to increase the coverage available for potential property damage, third party liability and control of well risks related to these activities. Under this policy, we maintained coverage for each deep water well drilled, and the limits are determined based on the risk profile of the corresponding well. This policy had a limit of U.S. $3.3 billion, including U.S. $1.3 billion for control of well risks, U.S. $1.1 billion for liability and U.S. $0.9 billion for property damage. This policy also included contemplates additional coverage for environmental liabilities and remediation activities relating to deep water exploration and drilling.

All of our insurance policies are in turn reinsured through Kot Insurance Company, AG (which we refer to as Kot AG). Kot AG is a wholly owned subsidiary company that was originally formed in 1993 under the laws of Bermuda as Kot Insurance Company, Ltd. and was subsequently organized under the laws of Switzerland in 2004. Kot AG is used as a risk management tool to structure and distribute risks across the international reinsurance markets. The purpose of Kot AG is to reinsure policies held through our local insurance carriers and to maintain control over the cost and quality of the insurance covering our risks. Kot AG reinsures over 80% of its reinsurance policies with unaffiliated third-party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and maintain its creditworthiness. Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. As of December 31, 2019, Kot AG’s net risk retention is about U.S. $425 million spread across different reinsurance coverages to mitigate potential aggregation factors.

Compliance at Pemex

Our new corporate compliance program Pemex Cumple was authorized by the Board of Directors of Petróleos Mexicanos in November 2019. This program amends and supplements our existing compliance program, which was approved by the Board of Directors of Petróleos Mexicanos in July 2017.

As part of this new program, we implemented a compliance hub with different lines of attention: ethics and integrity, anticorruption and due diligence, legal compliance, and data protection and transparency. The program is aimed to strengthen our compliance culture with respect to national anticorruption strategy and international laws, international treaties, specific regulations for the oil and gas sector, economic competition and internal policies.

Ethics Committee

Our Ethics Committee consists of members from our management team, with the head of the Institutional Internal Control Unit at Petróleos Mexicanos serving as its chairman.

Our Ethics Committee is primarily responsible for:

•	promoting awareness and use of our code of ethics and code of conduct, including through online training available for our employees, in order to improve our culture of ethics;

•	establishing procedures that implement the principles found in our code of ethics in order to increase compliance and to detect behavior that adversely affects our activities;

•	analyzing and giving instructions to the appropriate areas on possible violations to our code of ethics and code of conduct that are reported through the ethics tip line; and

•	working with the Liabilities Unit at Petróleos Mexicanos and our Internal Auditing Area to exchange information regarding violations of our code of ethics and our code of conduct.

See “Item 16B—Code of Ethics” for more information regarding our code of ethics.

Collaboration and Other Agreements

On October 27, 2014, Petróleos Mexicanos and the Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación (SAGARPA), now SADER, entered into a collaboration agreement to carry out concurrent actions to support the well-being of the communities in which we operate under the Programa de Apoyo a la Comunidad y Medio Ambiente (Program to Support Communities and the Environment, which we refer to as PACMA).

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

On May 29, 2015, Petróleos Mexicanos and the U.S. based global asset manager BlackRock Financial Management Inc. signed a memorandum of understanding with the aim of accelerating the development and financing of energy-related infrastructure projects that are of strategic importance to Petróleos Mexicanos.

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

On April 1, 2018, Petróleos Mexicanos, the SENER, the CNH and Natural Resources Canada subscribed to a memorandum of understanding and collaboration in order for Mexico and Canada to share demonstrations of technology and practices for the conservation of hydrocarbons and the measurement and reduction of emissions.

On March 6, 2019, Petróleos Mexicanos and the JBIC signed a memorandum of understanding with the purpose of exchanging experiences and promoting development in the energy sector.

On November 15, 2019, Petróleos Mexicanos and China Export & Credit Insurance Corporation (Sinosure) signed a memorandum of understanding with the purpose of strengthening the cooperative relationship between these two entities.

Through these agreements, we seek to increase our technical and scientific knowledge in areas that include exploration and drilling. These broad agreements of technological and scientific collaboration are strictly non-commercial, i.e., there is no transfer of resources among the parties.

Property, Plants and Equipment

General

Substantially all of our property, consisting of refineries, storage, production, manufacturing and transportation facilities and certain retail outlets, is located in Mexico, including Mexican waters in the Gulf of Mexico. The location, character, utilization and productive capacity of our exploration, drilling, refining, petrochemical production, transportation and storage facilities are described above. See “—Exploration and Production,” “—Drilling and Services,” “Industrial Transformation,” “—Ethylene,” “—Fertilizers” and “—Logistics”. The insurance program covering all of our properties is also described above. See “—Insurance.”

Reserves

Under Mexican law, all crude oil and other oil and gas reserves located in the subsoil of Mexico are owned by the Mexican nation and not by us. The Mexican Government has granted us the right to exploit the petroleum and other oil and gas reserves assigned to us in connection with the process that occurred in August 2014 and is commonly referred to as Round Zero, as well as the right to explore for and exploit petroleum and other oil and gas reserves in areas that have been granted to us in various subsequent rounds. Productive state-owned companies and other companies participating in the Mexican oil and gas industry may report assignments or contracts and the corresponding expected benefits for accounting and financial purposes. See “Information on the Company—History and Development—Legal Regime” above in this Item 4. Our estimates of hydrocarbons reserves are described under “—Exploration and Production—Reserves” above.

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

The Mexican Government and its ministries regulate our operations in the oil and gas sector. The SENER monitors our operations, and the Secretary of Energy acts as the chairperson of the Board of Directors of Petróleos Mexicanos. In addition, the Ley de los Órganos Reguladores Coordinados en Materia Energética (Coordinated Energy Regulatory Bodies related to the Energy Matters Law), which took effect on August 12, 2014, establishes mechanisms for the coordination of these entities with the SENER and other ministries of the Mexican Government. The CNH has the authority to award and execute contracts for exploration and production in connection with competitive bidding rounds. The CRE has the authority to grant permits for the storage, transportation and distribution of oil, gas, petroleum products and petrochemicals in Mexico, and to regulate the first-hand sale of these products. The regulatory powers of the CNH and the CRE extend to all oil and gas companies operating in Mexico, including Petróleos Mexicanos and our subsidiary entities.

On December 2, 2014, the SENER published in the Official Gazette of the Federation a statement declaring that the new Board of Directors of Petróleos Mexicanos was performing its duties and the mechanisms for our oversight, transparency and accountability had been implemented in accordance with the Petróleos Mexicanos Law. As a result, the special regime that governs Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, budget, debt levels and the state dividend took effect. On June 10, 2015 the General Provisions for Contracting with Petróleos Mexicanos and its Productive State-Owned Subsidiaries were published in the Official Gazette of the Federation, and on June 11, 2015, the special regime for acquisitions, leases, services and public became effective. On May 18, 2018, new General Provisions for Contracting with Petróleos Mexicanos and its Productive State-Owned Subsidiaries were published in the Official Gazette of the Federation, repealing the previous general provisions published in June 2015 and their subsequent amendments. These General Provisions regulate the legal process for acquisitions, leases, works and services needed for our projects and require that our suppliers, contractors and other participants with whom we have or intend to have a commercial relationship recognize and adopt our Compliance Program (as defined below) and establish prevention and compliance systems in accordance with applicable law. New amendments to these General Provisions were published in the Official Gazette of the Federation on August 1, 2018.

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

On July 14, 2017, the Board of Directors of Petróleos Mexicanos approved our compliance program, which is a series of procedures intended to aid our compliance with legal, accounting and financial provisions in order to prevent corruption and to promote ethical values. These procedures include a focus on internal controls, risk management, ethical principles and corporate integrity, as well as policies promoting transparency and accountability.

This compliance program was superseded by our new corporate compliance program, Pemex Cumple, which was authorized by the Board of Directors of Petróleos Mexicanos in November 2019. As part of this new program, we have implemented a compliance hub with different lines of attention: ethics and integrity, anticorruption and due diligence, legal compliance, and data protection and transparency.

The program is aimed to strengthen our compliance culture, with respect to national anticorruption strategy and international laws, international treaties, specific regulations for the oil and gas sector, economic competition and internal policies.

On November 11, 2019, Código de Conducta de Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, empresas filiales (Code of Conduct of Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, or the Code of Conduct), was published in the Official Gazette of the Federation, replacing the code of conduct issued on August 28, 2017. This Code of Conduct delineates behaviors expected of and banned for our employees, in accordance with the values established in our Code of Ethics, and includes data protection and transparency related matters.

Our new Código de Ética para Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales (Code of Ethics for Petróleos Mexicanos, its productive subsidiary entities and affiliates, or the Code of Ethics) was also published in the Official Gazette of the Federation on December 24, 2019. This new Code of Ethics was approved by the Board of the Directors of Petróleos Mexicanos on November 26, 2019. Our new Code of Ethics includes respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality and integrity, human rights protection and inclusion practices, among others.

On September 11, 2017, the Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Anti-corruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) and the Políticas y Lineamientos para el desarrollo de la Debida Diligencia en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales, en Materia de Ética e Integridad Corporativa (Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity Matters) became effective. The purpose of these regulations is to set up actions to prevent acts of corruption as well as provide means to confront and fight them and mitigate our own risks as well as third-party risks that may affect the activities of PEMEX for acts of corruption, lack of ethics or corporate integrity or our involvement in illicit acts of any kind.

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

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to environmental laws and regulations where our facilities are located, including those associated with atmospheric emissions, water usage and wastewater discharge, as well as waste management and care for affected sites. In particular, we are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection, which we refer to as the Environmental Law) and related regulations, the Ley General para la Prevención y Gestión Integral de los Residuos (General Law on Waste Prevention and Integral Management), the Ley General de Cambio Climático (General Law on Climate Change) and other technical environmental standards issued by the Secretaría del Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources, or SEMARNAT) and the ASEA.

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

Before we carry out any activity that may have an adverse impact on the environment, we are required to obtain certain authorizations from ASEA, the SEMARNAT, the SENER, the Comisión Nacional del Agua (National Water Commission, or CONAGUA) and the SEMAR, as applicable. In particular, specific environmental regulations apply to petrochemical, crude oil refining and extraction activities, as well as to the construction of crude oil and natural gas pipelines. Before authorizing a new project, ASEA requires the submission of an environmental impact and risk analysis.

ASEA is an administrative body of the SEMARNAT that operates with technical and administrative autonomy and has the authority to regulate and supervise companies participating in the hydrocarbon sector through its issuance of rules establishing safety standards and guidelines for the dismantling and abandonment of facilities, among other things. The Ley de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (Law of the Hydrocarbons Industrial Safety and Environmental Protection Agency of the Hydrocarbon Sector) provides that until the general administrative provisions and Official Mexican Standards proposed by the ASEA are in effect, obligations will continue under the guidelines, technical and administrative arrangements, agreements and Official Mexican Standards promulgated by the SEMARNAT, CNH and CRE.

We are also subject to the NOM-001-SEMARNAT-1996 issued by CONAGUA in conjunction with the Procuraduría Federal de Protección al Ambiente (PROFEPA), which sets forth the maximum permissible levels of pollutants in wastewater that can be discharged into national bodies of water. In addition, we are subject to the NOM-052-SEMARNAT-2006 and the NOM-001-ASEA-2019, which regulate hazardous waste and its special handling, respectively, as well as the NOM-138-SEMARNAT/SSA1-2012, which establishes the maximum permissible levels of hydrocarbons in the soil and sets forth guidelines with respect to soil testing and the treatment of sites affected by hydrocarbon production. We are also subject to the NOM-006-ASEA-2017, which provides technical guidelines and criteria for industrial safety, operational safety and environmental protection for each of the phases of the design, construction, pre-start, operation, maintenance, closing and, finally, the dismantling of land installations for the storage of petroleum and petroleum products, except liquefied petroleum gas.

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

The Mexican Government regularly participates in multilateral negotiations on climate change to promote a sustainable and low-carbon economy. In September 2016, the Mexican Government ratified the Paris Agreement and endorsed its Nationally Determined Contribution (NDC) by unconditionally committing Mexico to the reduction of 22% of its greenhouse gas emissions and 51% of its black carbon emissions by 2030. This commitment adopts 2013 metrics as a baseline. This commitment may also be increased by an additional reduction of up to 36% of Mexico’s greenhouse gas emissions and 70% of its black carbon emissions, on a conditional basis and subject to the adoption of a global market agreement, which would promote international carbon pricing, as well as financial and technical cooperation. In order to satisfy this comment, the Mexican Government has indicated that it intends to strengthen the adaptation capacities of at least 50% of the most vulnerable municipalities in the national territory, to establish early warning systems and risk management at all levels of its government, and to promote ecosystem-based adaptation intended to achieve a deforestation rate of zero by 2030.

Mexico’s NDC commitment envisions participation of all social and economic segments of the country, especially the energy and industrial sectors. As a result, in July 2018, the second transitory article of the General Law on Climate Change was amended to include the commitments made by the government. Pursuant to the General Law on Climate Change, greenhouse gas emissions from the oil and gas sector are required to decrease by 14% by the year 2030, as compared to the sector’s baseline.

Additionally, Article 94 of the General Law on Climate Change was supplemented to indicate that the SEMARNAT must gradually and progressively establish a national emissions trading system, designed to promote emission reduction actions at the lowest possible cost. Pursuant to this law, emissions reductions must be measurable, reportable and verifiable. In order to ease the transition for the system participants, the Programa de Prueba del Sistema de Comercio de Emisiones (Pilot Program for the Emissions Trading System) is to operate from 2020 to 2022. Between 2020 and 2022, we are required to participate actively and increase the evaluation of initiatives and projects that could reduce our emissions, taking into consideration the additional cost that such initiatives will have once emissions caps are defined for each participant.

Mexico generally reviews and updates its environmental regulatory framework every five years, and we work with the Mexican Government to develop new environmental regulations of activities related to the hydrocarbon industry.

Climate Change

Our 2019-2023 Business Plan includes goals such as the reduction of the environmental impact of our industrial activities and the improvement of our energy management systems. The implementation of these goals requires a set of projects and initiatives to be developed in the coming years. We are likewise working to develop projects and initiatives related to our emissions intensity goals for our main productive activities. Furthermore, the methodologies used for calculating Mexico’s greenhouse gas emissions were updated in 2019 in order to increase the certainty levels of the values being reported and to adjust to the recent legal requirements in the country. In 2019, our operations generated 48 million tons of carbon dioxide, which represented a 3.3% increase, as compared to our total carbon dioxide emissions in 2018. This increase was mainly due to the expansion of our exploration and drilling activities, as well as the operational failures of some compressors, which led to a higher usage of the flaring systems.

In 2019, given Pemex’s commitment to mitigating climate change, we carried out the following actions and investments, many of which are still ongoing. We expect these actions and investments to have an impact on our emissions inventories beginning in 2020, once installation is concluded and the operation of these initiatives begin:

•

We continue with the execution of our integral strategic gas exploitation plan in shallow waters. This plan has led to a higher gas usage index and reduced our methane emissions. In 2019, our main investment under this plan was the Ca-Ku-Al compression platform, which is expected to increase operational flexibility and to increase usage of natural gas with either high or low nitrogen content.

•	We continue with the refurbishment of failing compressors in our gas processing centers in order to achieve a higher productive usage of natural gas.

•

We continue to monitor the implementation of the actions outlined in our 2019-2023 Business Plan every quarter in order to ensure the fulfillment of objectives related to the use of associated gas in the extraction of hydrocarbons, our methane emission reduction program for vents and other escapeways and the update of our emissions inventory and vulnerability map regarding the effects of climate change.

•

We concluded the third phase of the verification inventory of greenhouse gas emission levels for all the sites that recorded emissions between 25,000 and 100,000 tons of carbon dioxide equivalent per year.

•	We carried out the external cogeneration project between CFE and our Salamanca refinery, which is operating on a stable basis.

•

Our personnel have been participating in the Leak Detection and Repair protocol, which is based on general administrative provisions that establish the guidelines for the prevention and comprehensive control of methane emissions from the hydrocarbon sector and in our emissions trading system trainings.

•

We participated in workshops on the Pilot Program for the Emissions Trading System. The implementation of this Pilot Program is mandatory due to our activities related to the exploration and production of crude oil, transport of hydrocarbons and production of petroleum products, oil and petrochemicals and the consequent cost emissions of such activities. We believe that this Pilot Program should strengthen our implementation of our mitigation projects. For more information regarding the Pilot Program for the Emissions Trading System, see “Item 4—United Mexican States—Legal and Political Reforms—Environment”.

Biodiversity

During 2019, we continued operating the Jaguaroundi Ecological Park, located in Coatzacoalcos, Veracruz. This park is certified as an Área Destinada Voluntariamente a la Conservación (Voluntary Area for Conversation). This park is the first Voluntary Area for Conservation and has an extension of 960 hectares of rain forest, natural grassland, tropical oak and 57 hectares of water bodies that was registered before the Comisión Nacional de Áreas Naturales Protegidas (National Commission for Protected Natural Areas). The park is open to the public and environmental education activities are carried out for nearby communities, schools and industries.

We also maintain the Tuzandépetl Ecological Park, located in the Municipality of Ixhuatlán del Sureste, Veracruz. With an area of 1,104 hectares, the Tuzandépetl Ecological Park is also certified as a Voluntary Area for Conservation. Interesting and rich extensions of mangrove, popal and tular live here. This wetland of about 600 hectares is important for its role as a flood regulator in the area and as a receiver of migratory birds in the winter. The property also has important extensions of groves of corozo palms, yucatecan palms and evergreen rainforest. Troops of howler monkeys and spider monkeys live in the park, which are the only two Mexican primates considered as fauna in protected status under the NOM 059 SEMARNAT-2018. The conservation value of Tuzandépetl Ecological Park lies in the fact that is located in one of the states with the greatest change in land use that preserves only 3% of its native vegetation. By keeping these wet land and rain forest remnants in a good state of conservation, it allows the community and Pemex to enjoy the environmental services that nature provides, such as a favorable habitat for pollinators or the capture of water and carbon dioxide.

Until August 2019, we continued supporting La Casa del Agua (the Water House), in the Pantanos de Centla biosphere reserve, which is the only environmental interpretation center of wetlands in the Gulf of Mexico.

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

Since 1993, we have participated in the National Environmental Audit Program (NEAP), a voluntary alternative to the traditional system of inspections and penalties, with PROFEPA and now with ASEA (for the hydrocarbons sector). This program was created by PROFEPA in 1992 as a regulatory incentive for companies to voluntarily correct any environmental irregularities in their operations.

In general terms, voluntary environmental auditing consists of three stages: (i) an audit and compliance diagnosis; (ii) development of an action plan to correct irregularities; and (iii) the implementation of the action plan. If a company satisfactorily completes these three stages, ASEA or PROFEPA grants the audited company a clean industry certificate, which means that it complies with the applicable environmental legislation of their industry.

As of December 31, 2019, we have registered 11 of our facilities with NEAP with the objective of obtaining a “clean industry” certificate for each facility. During 2019, five of our facilities were re-certified and an additional six facilities were certified for the first time.

As part of our accident prevention strategy, we conduct root cause investigations of all incidents that occur during our operations. These investigations allow us to identify the causes and establish corrective measures to avoid the recurrence of such type of incident.

During 2019, we did not experience any major incident that had significant environmental consequences. We did, however, experience the following ten material blasts or hazardous events at our facilities, none of which had significant environmental consequences:

•

On January 5, 2019, an employee lost his life due to inhaling hydrogen sulfide without respiratory protection equipment while opening a drain from the TH-903 exhaust tank in the burner area at the Tula refinery.

•	On January 22, 2019, a contractor lost his life due to a fire that began when operators reignited an extinguished candle burner at the Ayocote 7 oil well.

•	On March 1, 2019, a contractor lost his life due to an accident that occurred while transporting PM-5550 equipment cargo at the Furbero 1190 oil well.

•	On May 24, 2019, a contractor lost his life due to an accident that occurred while interconnecting electric cables of a welding machine at the Fénix crane ship.

•	On August 15, 2019, a contractor lost his life due to a fall into the sea while working on repairs at the Chac-A platform.

•

On August 25, 2019, a contractor lost his life and two others were injured due to an accident during the installation of guardrails for drilling equipment when a helical screw fell at the Ixachi-2 oil well.

•	On August 29, 2019, an employee lost his life due to impact from a water jet while manipulating a fire truck intake quick opening valve at the Minatitlan refinery.

•	On October 4, 2019, a contractor lost his life due to the explosion of a pressurized hopper at the Dos Bocas Maritime Terminal.

•	On October 9, 2019, an employee lost his life due to inhaling hydrogen sulfide without respiratory protection equipment while taking measurements within the TV-56 dome at the Salina Cruz refinery.

•	On October 31, 2019, an employee lost his life due to being crushed by the mechanisms of a fan at the machine tools workshop in Catalina, Puebla.

In 2019, our lost time injury rate decreased 4.0% from 0.25 in 2018 to 0.24 in 2019. The line of business that contributed most to this decrease was our drilling business. Our lost days indicator due to injuries increased 13.3% from 15 to 17 lost days per million man-hours worked with risk exposure from 2018 to 2019. Lost days are those missed as a result of incapacitating injuries suffered at work or those on which compensation is paid for partial, total or permanent incapacity or death. From 2018 to 2019, our contractors’ lost time injury rate remained the same, registering 0.14 injuries per million man-hours worked with risk exposure in both 2018 and 2019.

In 2019, our primary initiatives in industrial safety, health and environmental protection (or EH&S) included the following:

•	Designed a program focused on the critical elements of process safety as to prevent industrial accidents;

•	Designed a program to implement critical standards related to personal safety and health in the workplace;

•	Implemented a roadmap for attention to type A1 critical risks;

•	Communicated best practices standards through safety alerts;

•	Implemented a risk management campaign for our employees and contractors, with emphasis on our strategic projects;

•	Monitored compliance with the Zero Tolerance Guidelines and New Mandate Guidelines for our EH&S professionals;

•	Monitored the performance of our “Layers of Protection,” “Order and Cleaning” and “Planning and Safe Work Execution” campaigns, which we implemented in 2018; and

•	Continued our emphasis on accountability for EH&S leadership teams in our productive subsidiary entities and other businesses.

Environmental Liabilities

As of December 31, 2019, our estimated and accrued environmental liabilities totaled Ps. 9,087.0 million. Of this total, Ps. 3,150.1 million pertain to Pemex Exploration and Production, Ps. 3,592.7 million to Pemex Industrial Transformation and Ps. 2,344.2 million to Pemex Logistics.

The following tables detail our environmental liabilities by productive subsidiary entity and operating region at December 31, 2019.

Pemex Exploration and Production	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	431.2	Ps.	1,627.8
Southern region	376.4		1,287.0

Total	807.6	Ps.	2,914.8

Note: Numbers may not total due to rounding.

Source: Pemex Exploration and Production.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities	Estimated Liability
		(in millions of pesos)
Southern region	10	Ps.	58.6
Northern region	62		176.6

Total	72	Ps.	235.2

Total estimated environmental liabilities of Pemex Exploration and Production		Ps	3,150.1

Note: Numbers may not total due to rounding.

Source: Pemex Exploration and Production.

Pemex Industrial Transformation	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Refineries	285.5	Ps.	3,479.0
Complex gas processors	6.1		113.7

Total estimated environmental liabilities of Pemex Industrial Transformation	291.6	Ps.	3,592.7

Note: Numbers may not total due to rounding

Source: Pemex Industrial Transformation.

Pemex Logistics	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Storage and Distribution Terminals	67.6	Ps.	1,109.1
Pipelines	64.6		1,209.8
Treatment and Logistics	1.3		25.3

Total estimated environmental liabilities of Pemex Logistics	133.5	Ps.	2,344.2

Note: Numbers may not total due to rounding.

Source: Pemex Logistics.

Our estimates of environmental liabilities include cost estimates based on characteristics and the corresponding remediation. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual based on information received periodically from field managers regarding probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount may be reasonably estimated, in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” for IFRS purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gathered during the remediation process. For a further discussion of our environmental liabilities, see Note 3-J and Note 20 to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. At the end of 2019, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

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

Environmental Projects and Expenditures

In 2019, we spent Ps. 1,846.4 million on environmental projects and related expenditures, as compared to Ps. 3,219.1 million in 2018. For 2020, we have budgeted Ps. 612.5 million for environmental projects and expenditures, including modernization of installations, implementation of systems and mechanisms to monitor and control atmospheric pollution, acquisition of equipment to address contingencies related to oil and gas spills, the expansion of water effluent systems, restoration and reforestation of affected areas, studies for environmental investigation and environmental audits. In addition, we continue to conduct research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulfur content at our refineries in Mexico.

We do not believe that the cost of complying with environmental laws or environmental requirements related to the NAFTA and the USMCA among the governments of Mexico, the United States and Canada, the Vienna Convention for the Protection of the Ozone Layer, the Agreement on Environmental Cooperation between the Governments of Mexico and Canada or Mexico’s membership in the Organization for Economic Cooperation and Development, has caused or will cause a significant increase in our environmental expenditures.

Social Responsibility

During 2019, we implemented and continued various corporate social responsibility initiatives, primarily intended to maintain and strengthen our relationships with communities where we operate and to promote quality of life for these communities.

Our corporate and social responsibility goals are carried out through the following mechanisms:

•	product donations of fuels and asphalt;

•	mutually beneficial public works or projects, which we carry out in collaboration with local authorities and communities to improve infrastructure that is beneficial both to us and to the community;

•

the PACMA, which supports and implements and supports social programs, actions and public works designed to promote the economic and social development of the communities in which we operate and to protect their environment; and

•

other instruments that provide a positive impact on communities such as Integrated E&P Contracts, through which we and our contractors commit to improving the quality of life in communities where we operate, directly or indirectly.

In 2019, the total value of our social responsibility donations and contributions amounted to Ps. 2,321.3 million. Our asphalt and fuel donations amounted to Ps. 1,438.2 million. PACMA contributions amounted to Ps. 824.9 million, contributions made through provisions of our Integrated E&P Contracts amounted to Ps. 51.3 million and mutual benefit project contributions amounted to Ps. 6.9 million.

Approximately 92.5% of our donations and contributions were assigned to twelve states with greater activity in the oil and gas industry (Campeche, Chiapas, Coahuila, Guanajuato, Hidalgo, Nuevo León, Oaxaca, Puebla, San Luis Potosí, Tabasco, Tamaulipas and Veracruz); and the remaining 7.5% to the remaining states.

Notably, we took the following specific actions in 2019:

•	contributed Ps. 950.5 million in asphalt and fuel donations. Of our 2019 asphalt and fuel donations, 66.1% was concentrated in the states of Tabasco, Campeche, Veracruz and Tamaulipas;

•

contributed a total of Ps. 6.9 million via our mutual benefit projects, Ps. 3.3 million of which was directed towards the state of Tabasco and Ps. 3.6 million towards the state of Chiapas. These projects were mainly in infrastructure, such as the pavement of roads; and

•

carried out 29 projects related to Integrated E&P Contracts in the states of Veracruz, Tamaulipas and Puebla for a total amount of Ps. 51.3 million. In Veracruz, we contributed Ps. 22.0 million; in Puebla we contributed Ps. 17.3 million and Tamaulipas we contributed Ps. 12.0 million. These projects were mainly in the areas of infrastructure, education and sports.

In addition, in 2019 we made several donations under our PACMA program, approximately 39.6% of which were allocated to Tabasco, approximately 29.3% to Veracruz and 14.2% to Campeche. The remainder, or approximately 16.9% was allocated to Tamaulipas, Oaxaca, Hidalgo, Guanajuato, Puebla, Nuevo León and Coahuila, among others.

In sum, we contributed Ps. 1,189.8 million to public safety and civil protection, Ps. 817.6 million to infrastructure, Ps. 152.5 million to community health, Ps. 99.5 million to productive projects, Ps. 29.6 million to environmental protection, Ps. 22.4 million to community equity and Ps. 9.9 million to education and sports.

TRADE REGULATION, EXPORT AGREEMENTS AND PRODUCTION AGREEMENTS

Though Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries and entered into agreements with OPEC and non-OPEC members to reduce its oil exports, in order to contribute to crude oil prices stabilization.

On April 12, 2020, Mexico entered into an agreement with OPEC and non-OPEC countries to reduce world crude oil production. Pursuant to this agreement, the OPEC+ countries agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico has agreed to reduce its, and in turn our, crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. This agreement is intended to help mitigate the decrease in oil prices and demand that has taken place as a result of the COVID-19 pandemic.

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

On November 30, 2018, the presidents of Mexico, the United States and Canada signed the USMCA. As of March 13, 2020, the USMCA has been ratified by the legislatures of the three countries. Therefore, pending notification by all three countries that all internal procedures have been completed and a three month waiting period, the USMCA is expected to effectively replace NAFTA. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Mexico— Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy and, in turn, PEMEX’s operations.”

TAXES, DUTIES AND OTHER PAYMENTS TO THE MEXICAN GOVERNMENT

General

Taxes and duties applicable to us are a significant source of revenues to the Mexican Government. We contributed approximately 10.5% of the Mexican Government’s revenues in 2018 and 7.7% in 2019. In 2019, we paid a number of special oil and gas taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The fiscal regime in effect for Petróleos Mexicanos and the subsidiary entities for 2019 (which we refer to as the fiscal regime) became effective in 2015 and can be subsequently modified from time to time. The implementing legislation published in August 2014 set forth a fiscal regime applicable to the new contractual arrangements that governs exploration and production activities conducted in Mexico beginning on January 1, 2015, as well as a state dividend to be paid by Petróleos Mexicanos and the subsidiary entities beginning on January 1, 2016. See “—Fiscal Regime” and “—Other Payments to the Mexican Government” below.

Fiscal Regime for PEMEX

Fiscal Regime

The Hydrocarbons Revenue Law sets forth, among other things, the following duties applicable to us in connection with our assignments granted by the Mexican Government:

•

Derecho por la Utilidad Compartida (Profit-Sharing Duty): As of January 1, 2015, this duty was equivalent to 70.0% of the value of oil and gas produced in the relevant area, less certain permitted deductions. Pursuant to the Hydrocarbons Revenue Law, this duty decreases on an annual basis. As of January 1, 2019, this duty was set at 65.0%. During 2019, we accrued Ps. 343,242 million in connection with this duty, a 22.57% decrease from Ps. 443,294 million paid in 2018, primarily resulting from a reduction in oil and gas prices and the application of a new decree published in the Official Gazette of the Federation on May 24, 2019, which increased the amount we can deduct for investments. On August 18, 2017, a decree was published in the Official Gazette of the Federation that increased the amount we can deduct for investments, costs and expenses made pursuant to this duty. In total, both the May 24, 2019 decree and the August 18, 2017 decree resulted in a benefit to us of Ps. 25,788 million.

•

Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty): This duty is to be determined based on a rate linked to the type of hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the relevant market price. During 2019, we paid Ps. 61,371 million under this duty, a 26.1% decrease from Ps. 83,027 million in 2018, mainly due to a reduction in oil and gas prices.

•

Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty): The Mexican Government is entitled to collect a monthly payment of Ps. 1,355.82 per square kilometer of non-producing areas. After 60 months, this duty increases to Ps. 3,242.17 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index (NCPI). During 2019, we paid Ps. 1,050 million under this duty, a 2.2% increase from Ps. 1,027 million in 2018.

•

In 2019, Mexican companies paid a corporate income tax at a rate of 30.0% applied to revenues, less certain deductions. Beginning in 2015, Petróleos Mexicanos and the subsidiary entities became subject to the Ley del Impuesto sobre la Renta, or Mexican Income Tax Law. During 2019, 2018 and 2017, we did not pay any tax under this law.

Under the 2019 fiscal regime, some of our products are subject to the following IEPS taxes, which we withhold from our customers and pay to the tax authorities. The IEPS tax is not included in our sales or expenses.

•

IEPS Sobre la Venta de los Combustibles Automotrices (IEPS Tax on the Sale of Automotive Fuels): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel, that Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable fees for this tax are Ps. 4.81 per liter of Magna gasoline; Ps. 4.06 per liter of Premium gasoline and Ps. 5.28 per liter of diesel. The amount of the fee will depend on the class of fuel, and is fixed yearly and adjusted on a weekly basis by the Ministry of Finance and Public Credit. The fees apply to sales in Mexico and imports.

•

IEPS Beneficio de Entidades Federativas, Municipios y Demarcaciones Territoriales (IEPS Tax in Favor of States, Municipalities and Territories): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel, that Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable fees for this tax are 42.43 cents per liter of Magna gasoline, 51.77 cents per liter of Premium gasoline and 35.21 cents per liter of diesel. This fee changes yearly in accordance with inflation. Funds gathered by this fee are allocated to Mexican states and municipalities as provided for in the Ley de Coordinación Fiscal (Tax Coordination Law). The fees only apply to sales in Mexico and are not subject to VAT.

•

IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels): This tax is a fee on domestic sales of fossil fuels that Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable fees for this tax are 7.26 cents per liter for propane, 9.40 cents per liter for butane, 12.74 cents per liter for gasoline and aviation gasoline, 15.22 cents per liter for jet fuel and other kerosene, 15.46 cents per liter for diesel, 16.50 cents per liter for fuel oil, Ps. 19.15 per ton for petroleum coke, Ps. 44.90 per ton for coal coke, Ps. 33.81 per ton for mineral carbon and Ps. 48.87 per ton for carbon from other fossil fuels. This fee changes yearly in accordance with inflation and applies to imports to Mexico.

The Hydrocarbons Revenue Law also establishes the fiscal terms to be applied to the contracts for exploration and production granted by the Mexican Government to us or to other companies in connection with potential future competitive bidding rounds. Specifically, these fiscal terms contemplate the following taxes, duties, royalties and other payments to the Mexican Government (in addition to any taxes owed pursuant to the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable year and other applicable tax laws):

•

Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee): During the exploration phase of a project governed by a license, production-sharing contract or profit-sharing contract, the Mexican Government is entitled to collect a monthly payment of Ps. 1,355.82 per square kilometer of non-producing areas. After 60 months, this fee increases to Ps. 3,242.17 per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the NCPI.

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

•

Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax): Contracts for exploration and extraction and assignments granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of Ps. 1,768.45 per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax of Ps. 7,073.83 per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.

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

Other Payments to the Mexican Government

Pursuant to the Petróleos Mexicanos Law, as of January 1, 2016, Petróleos Mexicanos and the subsidiary entities are required to pay a state dividend to the Mexican Government on an annual basis. In July of each year, Petróleos Mexicanos and the subsidiary entities are required to provide the Ministry of Finance and Public Credit a report disclosing their financial results for the previous fiscal year and their investment and financing plans for the following five years, together with an analysis of the profitability of these investments and the relevant projections of their financial positions. The Ministry of Finance and Public Credit will rely on this report and a favorable opinion issued by a technical committee of the Mexican Petroleum Fund for Stabilization and Development to determine the amount of the state dividend to be paid by Petróleos Mexicanos and each of the subsidiary entities. The Petróleos Mexicanos Law provides that the aggregate amount of the state dividend to be paid in 2016 was to be equal to, at minimum, 30.0% of the total revenues of Petróleos Mexicanos and the subsidiary entities, after taxes, from the previous fiscal year. It further provides that that percentage will decrease in subsequent years, until reaching 15% in 2021 and 0% in 2026. In accordance with the Federal Revenue Law for 2016, the Federal Revenue Law for 2017, the Federal Revenue Law for 2018 and the Federal Revenue Law for 2019, Petróleos Mexicanos was not required to pay a state dividend in 2017, 2018 and 2019 and will not be required to pay a state dividend in 2020.

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2017		2018		2019
	(in millions of pesos)(1)
Hydrocarbon extraction duties and others	Ps.	338,044	Ps.	469,934	Ps.	372,812
Income tax		(5,064)		(8,355)		(28,989)

Total	Ps.	332,980	Ps.	461,579	Ps.	343,823

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

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 2,536.3 million in 2017, Ps. 1,616.7 million in 2018 and Ps. 3,090.2 million in 2019.

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

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been derived from publicly available information published by, or on the websites of, the National Banking and Securities Commission, Banco de México (Mexican Central Bank), the Ministry of Finance and Public Credit and the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

Form of Government

Mexico is a nation consisting of thirty-two states, including Mexico City. The Mexican Constitution, effective May 1, 1917, establishes Mexico’s current form of government as a federal republic, consisting of both the Mexican Government and state governments.

The President of Mexico (or the President) is the chief of the executive branch of the Mexican Government. The President is elected by the popular vote of Mexican citizens who are 18 years of age or older. The Mexican Constitution limits the President to one six-year term. Anyone who has held the office of the President, by popular vote or in an interim, substitute or provisional capacity, may never hold such office again.

General elections were last held in Mexico on July 1, 2018. Mr. Andrés Manuel López Obrador, the candidate from the MORENA party, won the presidential election. President López Obrador took office on December 1, 2018, replacing President Enrique Peña Nieto, a member of the Institutional Revolutionary Party.

On December 20, 2019, the Mexican Government established a regulatory framework that will allow the Instituto Nacional Electoral (National Electoral Institute, or INE) to convene a recall referendum of the presidency at the request of citizens equivalent to at least three percent of those registered on the nominal list of voters. The recall referendum can only be requested once per presidential term and must be during the three months after the third year of the President’s term. For the recall referendum to be valid, at least forty percent of the people registered on the nominal list of voters must participate, and it must be approved by an absolute majority.

Mexico’s federal judicial branch (the Federal Judiciary) consists of the Suprema Corte de Justicia de la Nación (Supreme Court), the Tribunales Colegiados de Circuito (Circuit Courts), the Juzgados de Distrito (District Courts) and the Consejo de la Judicatura Federal (Council of the Federal Judiciary). The Supreme Court is composed of eleven justices who serve fifteen-year staggered terms. Each Supreme Court justice is appointed by a two-thirds majority vote of the Senate from a pool of three candidates nominated by the President. Every four years, the members of the Supreme Court elect a Chief Justice from among themselves, who cannot be reelected for the immediately following term. The Council of the Federal Judiciary is in charge of administration, oversight and discipline of the Federal Judiciary’s personnel. It is composed of seven members. It is presided over by one of its members, the Chief Justice of the Supreme Court.

Legislative authority is vested in the Mexican Congress, which is composed of the Senado de la República (Senate) and the Chamber of Deputies. Under the Mexican Constitution, the President of Mexico may veto bills and Congress may override such vetoes with a two-thirds majority vote of each chamber.

Members of the Mexican Congress are elected either directly by the popular vote of Mexican citizens who are 18 years of age or older or through a proportional representation system. Under that system, a political party will nominate candidates to serve as federal deputies or senators on ordered nomination lists. Legislative seats are allocated to a political party, in the order specified in its nomination lists, based on the proportion of the votes cast for that political party during the relevant election, so long as that party receives at least three percent of the national vote, among other requirements. The Chamber of Deputies is composed of 500 members, of whom 300 are elected directly by voters in national congressional districts and the other 200 are elected through the proportional representation system.

The Senate is composed of 128 members, of whom ninety-six are elected directly and the other thirty-two are elected through the proportional representation system. Once elected, senators serve a six-year term and are eligible for immediate reelection for up to one additional six-year term. Federal deputies serve a three-year term and are eligible for immediate reelection for up to three additional terms. Congressional elections for all 128 Senate seats and all 500 Chamber of Deputies seats were last held on July 1, 2018. The next election for the Chamber of Deputies will be held on June 6, 2021. The next election for the Senate, which will coincide with an election for the Chamber of Deputies, will be held on June 2, 2024.

The following table provides the distribution, as of January 3, 2020, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Party Representation in the Mexican Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA Party	60	46.9%	257	51.4%
National Action Party	24	18.8	78	15.6
Institutional Revolutionary Party	14	10.9	46	9.2
Citizen Movement Party	9	7.0	27	5.4
Labor Party	6	4.7	36	7.2
Ecological Green Party of Mexico	7	5.5	13	2.6
Social Encounter Party	4	3.1	27	5.4
Democratic Revolution Party	3	2.3	11	2.2
Unaffiliated	1	0.8	5	1.0

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of April 21, 2020. Individual members of Congress may change party affiliations.

Source: Senate and Chamber of Deputies.

On July 12, 2019, the Mexican Government published the Plan Nacional de Desarrollo 2019-2024 (National Development Plan, or Plan) in the Official Gazette of the Federation, a five-year plan that establishes the main goals and objectives of President López Obrador during his term. The National Development Plan includes, among other goals, the eradication of corruption in public administration, the promotion of economic welfare for the population with attention to the poorest and most vulnerable groups, the reduction of insecurity, delinquency and violence through a prevention-focused strategy, the promotion of participatory democracy and the establishment of foreign policy based on non-intervention, self-determination, cooperation for development, peaceful resolution of conflicts through dialogue and rejection of violence and war and respect for human rights. Overall, the Plan prioritizes a policy of “republican” austerity with strict compliance with the legal order and the separation of powers.

The Economy

Gross Domestic Product

The following tables set forth the percentage change in Mexico’s real GDP by economic sector, in pesos and in percentage terms, for the periods indicated.

Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	2015	2016	2017	2018(2)	2019(2)
GDP (constant 2013 prices)	3.3%	2.9%	2.1%	2.1%	(0.2)%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	2.1	3.5	3.4	2.4	1.9
Secondary Activities:
Mining	(4.4)	(4.3)	(8.3)	(5.7)	(5.1)
Utilities	1.7	0.1	(0.4)	7.5	2.3
Construction	2.4	1.9	(0.9)	0.5	(5.0)
Manufacturing	3.0	1.6	3.0	1.8	0.2
Tertiary Activities:
Wholesale and retail trade	4.4	2.9	3.6	3.0	(0.2)
Transportation and warehousing	4.2	2.9	4.1	3.2	0.8
Information	16.9	19.5	8.4	5.4	1.4
Finance and insurance	14.8	12.2	5.8	5.0	(0.2)
Real estate, rental and leasing	2.5	2.0	1.6	1.7	1.2
Professional, scientific and technical services	4.2	7.5	(0.4)	1.9	1.3
Management of companies and enterprises	4.3	(0.2)	1.5	6.1	(3.7)
Administrative support, waste management and remediation services	1.3	4.3	5.9	4.5	4.9
Education services	(0.1)	1.0	1.2	0.5	(1.1)
Health care and social assistance	(1.8)	2.8	1.4	3.0	0.3
Arts, entertainment and recreation	4.1	3.9	2.0	3.2	(1.0)
Accommodation and food services	7.5	3.6	4.2	2.1	1.0
Other services (except public administration)	2.5	2.4	(0.2)	1.3	1.1
Public administration	2.2	0.1	0.2	3.3	(2.4)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP decreased by 0.2% in real terms during 2019. This reflects the moderate persistent downward trajectory that economic activity in Mexico has been showing for several quarters. In particular, the economic performance during the last quarter of 2019 was the result of the unfavorable development of gross fixed investment, the quarterly decline exhibited in manufacturing exports and some loss of dynamism of private consumption.

Projections for Mexico’s economic growth in 2020 and beyond will likely be further adjusted downwards to account for the disruptive economic impact of the COVID-19 outbreak.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (Open Unemployment Rate) figures, Mexico’s unemployment rate was 3.6% as of February 29, 2020, a 0.2 percentage point increase from the rate on December 31, 2018. As of December 31, 2019, the economically active population in Mexico fifteen years of age and older consisted of 57.6 million individuals. As of April 21, 2020, the minimum wage was Ps. 185.56 per day for the Northern Border Free Trade Zone (which includes municipalities located on the border with the United States) and Ps. 123.22 per day for the rest of Mexico, which has been in effect since January 1, 2020.

On January 6, 2020, in compliance with the February 24, 2017 constitutional reform relating to labor matters, the Ley Orgánica del Centro Federal de Conciliación y Registro Laboral (Organic Law of the Federal Center for Labor Conciliation and Registration) was published. The law is intended to outline the organization and responsibilities of the Centro Federal de Conciliación y Registro Laboral (Federal Center for Labor Conciliation and Registration), which responsibilities include incorporating gender and human rights perspectives into management, promotion, and compensation mechanisms in the public sector.

The COVID-19 pandemic will likely have adverse effects on employment in Mexico. Under Article 427 of Mexico’s Ley Federal del Trabajo (Federal Labor Law), in the event that work is suspended, the employment relationship is suspended and employers are required to pay employees the minimum wage for each day of the suspension for up to one month.

Principal Sectors of the Economy

Beginning in March 2020, the economic slowdown attributable to the COVID-19 outbreak has affected various sectors and the overall performance of Mexico’s economy. The economic impact will likely be felt across all sectors, but it is too early to determine the magnitude of its impact.

Manufacturing

The following table shows the value of industrial manufacturing output by sector in billions of constant 2013 pesos and the percentage change in total output against the prior year.

Industrial Manufacturing Output Differential by Sector(1)

	2015	2016(2)	2017(2)	2018(2)	2019(2)
Food	2.2%	3.2%	2.0%	3.0%	1.7%
Beverage and tobacco products	5.3	7.5	1.8	5.5	2.4
Textile mills	5.0	(0.4)	(1.5)	1.7	(4.0)
Textile product mills	6.9	3.0	(10.6)	6.4	(4.0)
Apparel	4.1	(1.5)	0.6	1.2	(4.7)
Leather and allied products	1.9	(1.0)	(1.2)	(1.4)	(2.1)
Wood products	3.8	(4.5)	5.6	(1.9)	0.3
Paper	3.5	4.1	2.1	1.5	(0.5)
Printing and related support activities	4.1	0.0	(2.1)	8.3	(10.7)
Petroleum and coal products	(7.1)	(13.1)	(18.3)	(16.9)	(2.7)
Chemicals	(3.6)	(3.0)	(1.4)	(2.7)	(1.5)
Plastics and rubber products	5.8	(0.8)	2.9	2.6	(2.1)
Nonmetallic mineral products	6.6	0.2	2.5	(1.9)	(2.5)
Primary metals	(3.6)	1.9	1.1	(1.9)	(1.7)
Fabricated metal products	4.6	1.0	0.7	1.0	(5.6)
Machinery	1.0	0.2	8.8	1.9	(1.3)
Computers and electronic products	8.2	6.6	6.3	2.2	4.8
Electrical equipment, appliances and components	5.8	4.0	1.0	1.5	(0.9)
Transportation equipment	7.3	0.5	9.3	4.5	1.3
Furniture and related products	7.2	(3.7)	(4.8)	6.4	(3.6)
Miscellaneous	3.3	11.0	6.1	2.3	0.2

Total expansion/contraction	3.0	1.6	3.0	1.8%	0.2%

(1)	Percent change against the corresponding period of the prior year. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

In March 2020, the price of crude oil experienced its deepest monthly drop since the global financial crisis in 2008. The Organization of the Petroleum Exporting Countries (OPEC) Reference Basket (ORB) dropped by U.S. $22, or 38.9% month-over-month, to U.S. $34 per barrel, its lowest monthly value since September 2003. The spread of COVID-19 infections worldwide led numerous governments to isolate cities affected by the epidemic and implement travel restrictions. The cancellation of commercial flights, the full or partial closing of many borders for travel and the constraints on the supply of goods and services resulted in a sharp reduction in the consumption of oil products. The ramifications of the COVID-19 pandemic resulted in unprecedented worldwide oil demand shock and massive sell-offs in the global markets, amid a significant crude surplus.

OPEC published a report on April 16, 2020 in which it downwardly revised its outlook for global oil demand growth to 6.8 million barrels per day in 2020, a reduction of 6.9 million barrels per day from the previous month’s estimate, reflecting both the negative impact on transportation and fossil fuels and slow global economic growth associated with the wider spread of COVID-19 beyond China. In addition, non-OPEC oil supply is forecast to decline by 1.5 million barrels per day, a downward revision of 3.3 million barrels per day from the previous projection.

Tourism

On April 2, 2020, the Secretaría de Salud (Ministry of Health) officials instructed hotels to stop making new reservations, reschedule existing ones and close for non-essential business.

Financial System

Monetary Policy, Inflation and Interest Rates

The Mexican Central Bank’s M1 monetary aggregate consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency;(2) interest-bearing deposits denominated in pesos and operated by debit cards; and (3) savings and loan deposits. M2 consists of M1, plus: (1) bank deposits; (2) Mexican Government-issued securities; (3) securities issued by firms and non-bank financial intermediaries; and (4) Mexican Government and INFONAVIT liabilities related to the Retirement Savings System. M3 consists of M2, plus financial assets issued in Mexico and held by non-residents. M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

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

Money Supply

	2015		2016		December 31, 2017		2018(1)		2019(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,087,271	Ps.	1,261,697	Ps.	1,372,884	Ps.	1,494,949	Ps.	1,548,852
Checking deposits
In domestic currency		1,299,508		1,472,683		1,630,910		1,710,671		1,734,707
In foreign currency		333,094		469,185		537,826		505,663		468,212
Interest-bearing peso deposits		614,312		647,414		702,744		757,136		925,791
Savings and loan deposits		14,560		17,332		19,635		23,797		24,473

Total M1	Ps.	3,348,743	Ps.	3,868,311	Ps.	4,264,018	Ps.	4,492,216	Ps.	4,702,035

M4	Ps.	10,127,696	Ps.	10,818,147	Ps.	11,705,820	Ps.	12,262,977	Ps.	13,190,039

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

During 2019, consumer inflation was 2.8%, which was below Mexican Central Bank’s 3.0% (+/- 1.0%) target inflation for the year, 2.0 percentage points lower than the 4.8% consumer inflation for 2018 and 3.9 percentage points lower than the 6.8% consumer inflation for 2017. This trend was mainly due to the reduction of non-core inflation due to lower annual growth rates of agriculture and livestock and energy product prices. The average annual level of non-core inflation in the fourth quarter of 2019 was the lowest for a quarter on record since 1969, the year the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) began reporting data. In contrast, annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 3.6%, 0.1 percentage point lower than the 3.7% core inflation for 2018.

The following table shows, in percentage terms, the changes in price indices for the periods indicated.

Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)
2015	2.1	2.8
2016	3.4	8.5
2017	6.8	4.7
2018	4.8	6.4
2019	2.8	0.8
2020:
January	3.2	1.1
February	3.7	1.5
March	3.3	3.7

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Consumer Price Index takes the second half of July 2018 as a base date.
(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	Preliminary figures for 2019 and 2020.
(5)	National Producer Price Index takes July 2019 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

During 2019, interest rates on 28-day Cetes averaged 7.8%, as compared to 7.6% in 2018. Interest rates on 91-day Cetes averaged 7.9% in 2019, as compared to 7.8% in 2018.

On April 16, 2020, the 28-day Cetes rate was 6.0% and the 91-day Cetes rate was 6.0%.

On February 13, 2020, the Mexican Central Bank held its first monetary policy meeting of 2020 and reduced the Tasa de Fondeo Bancario (overnight interbank funding rate) by twenty-five basis points, bringing the rate to 7.00%. This decision considered external risks, such as COVID-19, that could affect the performance of Mexico’s financial and energy markets and the generally stagnant economic activity in Mexico over the past few quarters, with the goal of strengthening Mexico’s future long-term growth.

On March 20, 2020, the Mexican Central Bank advanced its monetary policy decision scheduled for March 26, 2020 and reduced the overnight interbank funding rate by fifty basis points to 6.50%. It also reduced the monetary regulation deposit required for private banks by U.S. $2.1 billion and lowered the rate on its additional ordinary liquidity facility. These decisions took into account the complex global economic situation and the rapid spread of COVID-19, which has severely affected the growth prospects of the world economy and has led to a significant deterioration in global financial conditions. The Mexican Central Bank also pointed to a marked decrease in the prices of raw materials, especially crude oil.

Exchange Controls and Foreign Exchange Rates

On March 19, 2020, the Mexican Central Bank and the U.S. Federal Reserve established a temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S. $60 billion as a liquidity backstop to mitigate strains in the global funding markets.

The peso appreciated against the dollar during 2019. Factors contributing to this appreciation included: (i) the greater risk appetite among investors as a result of a more accommodative monetary policy stance in the United States in October 2019; (ii) the signing of “Phase 1” of the trade agreement between the United States and China; and (iii) the ratification of the United States-Mexico-Canada Agreement (USMCA) by the United States.

On April 20, 2020, the peso/dollar exchange rate closed at Ps. 24.0077 = U.S. $1.00, a 27.3% depreciation in dollar terms as compared to the rate on December 31, 2019. The peso/U.S. dollar exchange rate published by the Mexican Central Bank on April 20, 2020 (which took effect on the second business day thereafter) was Ps. 23.9250 = U.S. $1.00.

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

On August 29, 2017, as part of its program to develop the Mexican securities market, the Ministry of Finance and Public Credit published a concession for a new stock exchange. The new Bolsa Institucional de Valores (Institutional Stock Exchange, or BIVA) began operations on July 25, 2018. The Institutional Stock Exchange is a sociedad anónima de capital variable (private company). As of December 2018, the Institutional Stock Exchange reported 7.8% market participation and Ps. 24,004.3 million in listed securities.

On April 20, 2020, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 34,477 points, representing a 20.8% decrease from the level at December 31, 2019.

Foreign Trade and Balance of Payments

Foreign Trade

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Exports and Imports

	2015		2016		2017		2018(1)		2019(1)
	(in millions of U.S. dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S. $	23,100	U.S. $	18,825	U.S. $	23,725	U.S. $	30,601	U.S. $	25,985
Crude oil		18,451		15,582		20,047		26,512		22,552
Other		4,648		3,243		3,678		4,089		3,433
Non-oil products		357,451		355,123		385,707		420,083		435,131
Agricultural		13,126		14,845		16,000		16,508		18,106
Mining		4,505		4,368		5,427		6,232		6,189
Manufactured goods(2)		339,821		335,911		364,280		397,344		410,836

Total merchandise exports		380,550		373,948		409,433		450,685		461,116
Merchandise imports (f.o.b.)
Consumer goods		56,280		51,951		57,338		63,118		61,168
Intermediate goods(2)		297,714		295,400		322,039		355,297		352,340
Capital goods		41,240		39,719		41,017		45,887		41,787

Total merchandise imports		395,234		387,070		420,395		464,302		455,295

Trade balance	U.S. $	(14,684)	U.S. $	(13,122)	U.S. $	(10,962)	U.S. $	(13,618)	U.S. $	5,820

Average price of Mexican oil mix(3)	U.S. $	43.12	U.S. $	35.65	U.S. $	46.79	U.S. $	61.52	U.S. $	55.55

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

The global economic slowdown and disruptions in global supply chains, especially with respect to manufactured goods, attributable to the COVID-19 outbreak are likely to have an adverse effect on Mexico’s foreign trade performance.

Foreign Trade Relations and Agreements

On December 10, 2019, representatives of Mexico, the United States and Canada signed the Protocolo Modificatorio del Tratado entre México, Estados Unidos y Canadá (Protocol Modifying the Treaty between Mexico, the United States and Canada, or T-MEC). The Modifying Protocol includes changes to provisions in the USMCA related to labor, the environment and dispute resolution. The USMCA, as modified by the Modifying Protocol, has now been ratified by the legislatures of the three countries. NAFTA remains in effect pending notification by all three countries that all internal procedures have been completed and a three month waiting period.

On January 16, 2020, the U.S. Senate ratified the USMCA. On March 13, 2020 Canada’s House of Commons and Senate unanimously approved ratification of the USMCA and the Governor General of Canada signed the Royal Consent, thereby concluding the Canadian approval process.

As of March 20, 2020, the U.S. and Mexico agreed to temporarily close the border to non-essential travel to curb the spread of the coronavirus.

Balance of Payments and International Reserves

In 2019, Mexico’s current account registered a deficit of 0.2% of GDP, or U.S. $2.4 billion, a decrease from the current account deficit in 2018 of 1.9% of GDP, or U.S. $23.0 billion. The decrease in the current account deficit, as compared to 2018, was principally due to a significant expansion of income from goods other than oil, as well as higher income from travel and remittances.

The following table sets forth the Mexican Central Bank’s international reserves and net international assets at the end of each period indicated.

International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2015	U.S. $	176,735	U.S. $	177,629
2016		176,542		178,057
2017		172,802		175,479
2018		174,609		176,096
2019(4)		180,750		184,212
2020(4)
January		182,796		189,186
February		184,250		188,438
March		185,509		189,347

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of the Mexican Central Bank with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Public Finance

2020 United Mexican States Budget

The 2020 Revenue Law was approved by the Chamber of Deputies on October 18, 2019, and by the Senate on October 25, 2019 and was published in the Official Gazette on November 25, 2019. The 2020 Expenditure Budget was approved by the Chamber of Deputies on November 21, 2019 and was published in the Official Gazette on December 11, 2019.

2019 United Mexican States Budget

On December 15, 2018, the Ministry of Finance and Public Credit submitted to Congress (i) the proposed Federal Revenue Law for 2019 and (ii) the proposed Federal Expenditure Budget for 2019 (and together with the Federal Revenue Law for 2019, the 2019 Budget). The Federal Revenue Law for 2019 was approved by the Chamber of Deputies on December 18, 2018, and by the Senate on December 20, 2018 and was published in the Official Gazette on December 28, 2018. The Federal Expenditure Budget for 2019 was approved by the Chamber of Deputies on December 23, 2018 and was published in the Official Gazette on December 28, 2018.

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos.

Public Sector Budgetary Revenues

	2015	2016	2017	2018	2019(2)	2019 Budget(3)	2020 Budget(3)
	(in billions of pesos)(1)
Budgetary revenues	4,267.0	4,845.5	4,947.6	5,115.1	5,384.3	5,298.2	5,523.3
Federal Government	3,180.1	3,571.3	3,838.1	3,871.6	4,006.1	3,952.4	4,084.1
Taxes	2,366.5	2,716.2	2,849.5	3,062.3	3,202.7	3,311.4	3,505.8
Income tax	1,222.5	1,420.7	1,565.9	1,664.2	1,686.6	1,751.8	1,852.6
Value-added tax	707.2	791.7	816.0	922.2	933.3	995.2	1,007.5
Excise taxes	354.3	411.4	367.8	347.4	460.5	437.9	515.7
Import duties	44.1	50.6	52.3	65.5	64.7	70.3	71.0
Tax on the exploration and exploitation of hydrocarbons	—	—	—	5.5	5.8	4.5	6.9
Export duties	0.0	0.0	0.0	0.0	0.0	—	—
Luxury goods and services	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	34.6	41.9	43.1	57.4	51.6	51.7	52.1
Non-tax revenue	813.6	855.1	988.5	809.3	803.4	641.0	578.3
Fees and tolls	58.6	55.6	61.3	64.3	83.0	46.3	51.7
Transfers from the Mexican Petroleum Fund for Stabilization and Development(4)	398.8	307.9	442.9	541.7	431.9	520.7	412.8
Fines and surcharges	350.7	483.8	476.5	193.4	278.1	67.2	103.7
Other	5.5	7.8	7.9	9.9	10.5	6.8	10.1
Public enterprises and agencies	1,086.9	1,274.2	1,109.5	1,243.5	1,378.2	1,345.8	1.439.2
PEMEX	429.0	481.0	389.8	436.6	523.1	524.3	574.5
Others	657.9	793.2	719.7	806.9	855.1	821.5	864.6

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

2019 and 2020 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019 and 2020. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 and 2020 economic results.

Source: Ministry of Finance and Public Credit.

Taxation and Tax Revenues

On December 9, 2019, a fiscal reform decree was published in the Official Gazette, amending and supplementing certain Mexican tax laws.

On December 9, 2019, certain amendments were made to the Hydrocarbons Revenue Law to introduce an incremental reduction of the Profit-Sharing Duty to 58% beginning on January 1, 2020, prior to its reduction to 54% by the end of 2021.

Public Debt

Internal Public Debt

The Mexican Government’s net internal debt represents the internal debt directly incurred by the Mexican Government, including the Mexican Central Bank’s General Account Balance and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Mexican Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to the Mexican Central Bank for its use in the Regulación Monetaria (Monetary Regulation). This is because the Mexican Central Bank’s sales of debt pursuant to the Monetary Regulation do not increase the Mexican Government’s overall level of internal debt. The Mexican Central Bank must reimburse the Mexican Government for any allocated debt that the Mexican Central Bank sells in the secondary market and that is presented to the Mexican Government for payment. However, if the Mexican Central Bank carries out a high volume of sales of allocated debt in the secondary market, this can result in the Mexican Government’s outstanding internal debt being higher than its outstanding net internal debt.

As of April 21, 2020, no debt issued by states and municipalities has been guaranteed by the Mexican Government.

The following table summarizes the gross and net internal debt of the Mexican Government at each of the dates indicated.

Gross and Net Internal Debt of the Mexican Government(1)

	At December 31
	2015		2016		2017		2018(2)		2019(2)
	(in billions of pesos, except percentages)
Gross Debt
Mexican Government Securities	Ps.4,701.2	92.7%	Ps. 4,915.3	87.5%	Ps. 5,326.0	90%	Ps. 5,837.0	90.8%	Ps. 6,399.6	92.0%
Cetes	655.8	12.9	634.7	11.3	701.6	11.9	734.5	11.4	802.6	11.5
Floating Rate Bonds	296.5	5.8	397.9	7.1	471.3	8.0	548.2	8.5	642.1	9.2
Inflation-Linked Bonds	1,196.6	23.6	1,223.5	21.8	1,397.7	23.6	1,656.0	25.8	1,737.8	25.0
Fixed Rate Bonds	2,546.2	50.2	2,652.1	47.2	2,747.9	46.4	2,890.3	45.0	3,209.1	46.1
STRIPS of Udibonos	6.1	0.1	7.2	0.1	7.6	0.1	7.9	0.1	8.0	0.1
Other(3)	372.8	7.3	705.0	12.5	594.1	10.0	592.4	9.2	555.8	8.0
Total Gross Debt	Ps.5,074.0	100.0%	Ps.5,620.3	100.0%	Ps.5,920.2	100.0%	Ps.6,429.3	100.0%	Ps.6,955.4	100.0%

Net Debt
Financial Assets(4)	(259.9)		(224.0)		(205.9)		(225.7)		(292.6)
Total Net Debt	Ps.4,814.1		Ps.5,396.3		Ps.5,714.3		Ps.6,203.6		Ps.6,662.8

Gross Internal Debt/GDP	30.4%		30.7%		29.4%		27.4%		28.7%
Net Internal Debt/GDP	29.0%		29.9%		28.7%		26.4%		27.5%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by the Mexican Central Bank in open-market operations to manage liquidity levels pursuant to the Monetary Regulation. This is because this does not increase the Mexican Government’s overall level of internal debt. The Mexican Central Bank must reimburse the Mexican Government for any allocated debt that the Mexican Central Bank sells into the secondary market and that is presented to the Mexican Government for payment. If the Mexican Central Bank undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Mexican Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 141.8 billion at December 31, 2018 and Ps. 134.3 billion at December 31, 2019 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Cuenta General de la Tesorería de la Federación (Federal Treasury’s General Account) in the Mexican Central Bank.

Source: Ministry of Finance and Public Credit.

External Public Debt

Mexico’s external public debt goals are intended to provide the Mexican Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also seeks to maintain costs and keep risks at stable levels. Mexico primarily seeks debt financing through local markets, supplemented by external financing from the U.S., Europe and Japan. Mexico’s principal objectives in connection with its external financing include improving the terms and conditions of Mexico’s external liabilities, as well as strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets. Objectives also include strengthening Mexico’s benchmark bonds and maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

According to preliminary figures, as of December 31, 2019, outstanding gross external public sector debt totaled U.S. $204.7 billion, an approximate U.S. $2.3 billion increase from the U.S. $202.4 billion outstanding on December 31, 2018. Of this amount, U.S. $201.0 billion represented long-term debt and U.S. $3.7 billion represented short-term debt. Net external indebtedness increased by U.S. $2.4 billion during 2019.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Summary of External Public Sector Debt by Type(1)

	At December 31,
	2015	2016	2017	2018(3)	2019(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Mexican Government	U.S. $ 82,493	U.S. $ 88,083	U.S. $ 91,072	U.S. $ 95,846	U.S. $ 99,574
Long-Term Debt of Budget Controlled Agencies	69,621	82,688	91,780	94,391	93,036
Other Long-Term Public Debt(2)	6,943	7,122	7,877	7,968	8,361

Total Long-Term Debt	U.S. $159,057	U.S. $177,893	U.S. $190,729	U.S. $198,205	U.S. $200,970

Total Short-Term Debt	3,152	3,093	3,253	4,151	3,714

Total Long- and Short-Term Debt	U.S. $162,209	U.S. $180,986	U.S.$193,981	U.S.$202,355	U.S.$204,684

Summary of External Public Sector Debt by Currency

	At December 31
	2015		2016		2017		2018(3)		2019(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S. $131,702	81.2%	U.S. $144,185	79.7%	U.S. $148,694	76.7%	U.S. $152,597	75.4%	U.S. $147,115	71.9%
Japanese Yen	4,857	3.0	6,410	3.5	6,810	3.5	8,064	4.0	9,737	4.8
Swiss Francs	1,011	0.6	1,331	0.7	1,354	0.7	1,453	0.7	3,101	1.5
Pounds Sterling	2,694	1.7	2,257	1.3	3,080	1.6	2,902	1.4	3,015	1.5
Euros	18,834	11.6	24,409	13.5	31,542	16.3	34,841	17.2	39,249	19.2
Others	3,113	1.9	2,393	1.3	2,501	1.3	2,499	1.2	2,467	1.2
Total	U.S. $162,209	100.0%	U.S. $180,986	100.0%	U.S. $193,981	100.0%	U.S. $202,355	100.0%	U.S. $204,684	100.0%

Net External Debt of the Public Sector

	At December 31,
	2015	2016	2017	2018(3)	2019(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S. $ 161,609.5	U.S. $ 177,692.5	U.S. $ 192,344.0	U.S. $ 201,307.3	U.S. $ 203,708.2
Gross External Debt/GDP	15.0%	18.7%	17.5%	17.0%	15.9%
Net External Debt/GDP	15.0%	18.3%	17.4%	16.9%	15.8%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of the Mexican Central Bank with the IMF (none of which was outstanding as of December 31, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

The following tables set forth a summary of Mexico’s external Mexican Government debt, including the gross external Mexican Government debt, net external Mexican Government debt and net Mexican Government debt at the dates indicated.

Gross External Debt of the Mexican Government by Currency

	At December 31,
	2015		2016		2017		2018		2019
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S. $66,298	80.3%	U.S. $67,533	76.6%	U.S. $68,045	74.7%	U.S. $70,829	73.9%	U.S. $65,080	65.4%
Japanese Yen	3,672	4.4	4,525	5.1	4,680	5.1	5,894	6.1	7,559	7.6
Swiss Francs	—	—	—	—	—	—	—	—	1,948	2.0
Pounds Sterling	2,177	2.6	1,825	2.1	1,998	2.2	1,882	2.0	1,956	2.0
Euros	10,422	12.6	14,256	16.2	16,331	17.9	17,221	18.0	23,015	23.1
Others	19	0.0	18	0.0	19	0.0	20	0.0	17	0.0
Total	U.S. $82,588	100.0%	U.S. $88,157	100.0%	U.S. $91,072	100.0%	U.S. $95,846	100.0%	U.S. $99,574	100.0%

Net External Debt of the Mexican Government

	At December 31,
	2015	2016	2017	2018	2019
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S. $ 82,320.3	U.S. $ 86,666.0	U.S. $ 90,625.2	U.S. $ 95,698.5	U.S. $ 99,369.9
Gross External Debt/GDP	7.7%	9.1%	8.2%	8.0%	7.7%
Net External Debt/GDP	7.6%	8.9%	8.2%	8.0%	7.7%

Net Debt of the Mexican Government

	At December 31,
	2015	2016	2017	2018	2019
Internal Debt	77.3%	75.0%	76.1%	76.7%	78.1%
External Debt(1)	22.7%	25.0%	23.9%	23.3%	21.9%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of the Mexican Central Bank with the IMF (none of which was outstanding as of December 31, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 22, 2019 the IMF completed its review of Mexico’s qualification for its contingent credit line program, the Flexible Credit Line (FCL). The IMF reaffirmed Mexico’s continued eligibility to access FCL resources in the amount of U.S. $61 billion, a reduction from the approximately U.S. $74 billion FCL access granted in 2018. Consistent with the reduction in FCL access in 2018, this reduced amount was granted by the IMF upon Mexico’s request, due to improved outlook with respect to some of the risks facing Mexico, improved stability in Mexico’s trade relations and strong buffers against external shocks to Mexico’s economy. In the future, if the external risks affecting Mexico’s economy continue to decline, Mexico intends to continue to request further reductions, including at its mid-term review, and gradually decrease Mexico’s use of this resource.

External Securities Offerings and Liability Management Transactions During 2019 and 2020

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions, including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt.

On January 22, 2019, Mexico issued U.S. $2,000,000,000 of its 4.500% Global Notes due 2029.

On April 8, 2019, Mexico issued €1,500,000,000 of its 1.625% Global Notes due 2026 and €1,000,000,000 of its 2.875% Global Notes due 2039.

On July 31, 2019, Mexico issued U.S. $1,455,664,000 of its 4.500% Global Notes due 2029 and U.S. $2,103,527,000 of its 4.500% Global Notes due 2050. Concurrently, the Mexican Government conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated July 23, 2019.

On January 16, 2020, Mexico issued U.S. $3,069,068,000 of its 3.250% Global Notes due 2030 and U.S. $800,000,000 of its 4.500% Global Notes due 2050. Concurrently, the Mexican Government conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 6, 2020, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
3.625% Global Bonds due 2022	U.S. $	141,050,000.00	U.S. $	1,762,486,000.00
4.000% Global Bonds due 2023	U.S. $	144,448,000.00	U.S. $	2,973,230,000.00
3.600% Global Bonds due 2025	U.S. $	206,716,000.00	U.S. $	1,946,974,000.00
4.125% Global Bonds due 2026	U.S. $	62,361,000.00	U.S. $	2,167,698,000.00
4.150% Global Bonds due 2027	U.S. $	425,475,000.00	U.S. $	2,724,940,000.00
3.750% Global Bonds due 2028	U.S. $	491,323,000.00	U.S. $	2,063,873,000.00

On January 17, 2020, Mexico issued €1,250,000,000 of its 1.125% Global Notes due 2030 and €500,000,000 of its 2.875% Global Notes due 2039. Mexico used a portion of the proceeds from this offering to redeem in full €1,000,000,000 of its outstanding 2.375% Global Notes due 2021.

Legal and Political Reforms

Criminal Justice

On November 8, 2019, reforms to the Ley Federal Contra la Delincuencia Organizada (Federal Law Against Organized Crime), the Ley de Seguridad Nacional (National Security Law), the Código Nacional de Procedimientos Penales (National Criminal Procedure Code), the Código Fiscal de la Federación (Federal Fiscal Code) and the Federal Criminal Code were published in the Official Gazette. As a result of these reforms, under certain conditions, specific tax offenses: (i) equate to organized crime; (ii) merit pretrial detention ex officio; (iii) are no longer eligible for conditional suspension; and (iv) are no longer eligible for reparatory agreements. These reforms are intended to prevent, prosecute and more severely punish tax evasion and money laundering.

Judicial Review

In its first ever general declaration of unconstitutionality, on February 14, 2019, the Suprema Corte de Justicia de la Nación (Supreme Court) struck down as excessive a provision of the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Law) that provided for a minimum fine of 1% of a radio and television concessionaires’ and licensees’ taxable income for any violation of the regulatory framework not specifically provided for in the law.

On November 6, 2018, the Ley Federal de Remuneraciones de los Servidores Públicos (Federal Public Servants Salary Law) was enacted with the purpose of regulating the salaries, defined broadly, of federal public officials, which subject to certain limitations shall not exceed (i) the salary received by the President of Mexico, or (ii) the salary received by such public official’s hierarchical superior. After its enactment, several constitutional claims were filed before the Supreme Court challenging the Federal Public Servants Salary Law, including on the basis that it created uncertainty about how the salaries of public officials of certain autonomous constitutional agencies should be regulated. On May 20, 2019, the Supreme Court invalidated certain provisions of the Federal Public Servants Salary Law and two related articles of the Federal Criminal Code and ordered Congress to revisit the invalidated provisions during the next ordinary legislative period.

Anti-Money Laundering

On March 1, 2019, the Unidad de Inteligencia Financiera (Financial Intelligence Unit, or FIU) of the Ministry of Finance and Public Credit and the mayor of Mexico City signed an agreement to exchange information to combat money laundering and the financing of terrorism. This agreement will allow for greater coordination to prevent and detect assistance of any kind given to aid crime with resources of illegal origin.

Anti-Corruption

The reform to Articles 22 and 73 of the Mexican Constitution and the Ley Nacional de Extinción de Dominio (National Seizure of Ownership Law), published in the Official Gazette on March 14, 2019 and August 9, 2019, respectively, are intended, among other things, to extend the scope of Mexican Government extinciones de dominio (seizures), which will now be permitted over assets related to a broader list of offenses now including acts of corruption, crimes committed by public officials, organized crime, kidnapping, extortion, human trafficking and crimes related to hydrocarbons, among others, and for which there is no proof that they were obtained legally.

On April 26, 2019, the Ministry of Public Administration banned for three years Constructora Norberto Odebrecht, S.A. and Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V., subsidiaries of Odebrecht S.A., from participating in any procurement process or entering into any contract with agencies and entities of the Administración Pública Federal (Federal Public Administration) and the Fiscalía General de la República (Office of the Federal Attorney General), as well as any agencies or entities of the states where federal resources are used. The April 26, 2019 action on Constructora Norberto Odebrecht, S.A. was in addition to previous actions taken by the Ministry of Public Administration in 2018 banning it from participating in any procurement process or entering into any contract with agencies and entities of the Federal Public Administration and the Office of the Federal Attorney General, as well as any agencies or entities of the states where federal resources are used.

On August 30, 2019, the Programa Nacional de Combate a la Corrupción y a la Impunidad, y de Mejora de la Gestión Pública 2019-2024 (National Program to Combat Corruption and Impunity, and Improvement of Public Management 2019-2024, or the Program) was published in the Official Gazette. The Program sets out five priority objectives, specific actions for compliance and goals and measurement parameters. The Program is mandatory for all government agencies, units and entities of the Federal Public Administration.

On November 14, 2019, the INEGI approved the creation of a Comité Técnico Especializado de Información Sobre la Corrupción (Specialized Technical Committee on Information About Corruption). This committee is intended to generate accurate and reliable information regarding Mexico’s institutional capacities to: (i) understand and combat corruption; (ii) make decisions based on effective, concrete and verifiable evidence; (iii) promote the use and knowledge of information produced by INEGI; and (iv) coordinate the generation, integration and dissemination of indicators to monitor and evaluate public policies.

On December 9, 2019, the Mexican Government announced Mexico’s intended adherence to the Principios de Transparencia para la Divulgación del Beneficiario Final (Principles of Transparency for the Disclosure of Final Beneficiaries). Mexico will become one of seven countries that comprise the Grupo de Liderazgo Sobre Transparencia de Beneficiario Final (Beneficial Ownership Leadership Group, or BOLG). By adhering to these principles, the members of BOLG are committed to promoting the publication of data on final beneficiaries, which will (i) help prevent the use of companies or certain legal and financial instruments to further acts of corruption; (ii) expedite investigations of corruption; and (iii) prevent and combat money laundering and terrorist financing. The Mexican Government announced that Mexico intends to have a public registry of final beneficiaries by no later than 2023.

On January 29, 2020, the Coordinating Committee of the Sistema Nacional Anticorrupción (National Anti-Corruption System, or SNA) approved the Política Nacional Anticorrupción (National Anticorruption Policy, or PNA) that establishes the Mexican Government’s strategy for fighting corruption and articulates around forty public policy priorities that guide the actions of all public institutions related to anti-corruption.

Foreign Affairs, International Organizations and International Economic Cooperation

In response to the May 30, 2019 announcement by the U.S. president of a series of proposed measures, including tariffs on Mexican exports to the United States, Mexican and U.S. officials agreed in June 2019 to implement a series of actions to reduce the amount of trafficking and human smuggling across their shared border. The parties also agreed that asylum seekers will remain in Mexico pending the resolution of their cases in the United States and be provided with protection, employment opportunities, healthcare and education. The National Guard has been deployed to Mexico’s southern border.

Representatives of Mexico and the United States met on July 21, 2019 and September 10, 2019 to analyze the progress of the June 2019 agreement on immigration.

In connection with the commitments undertaken by signing the USMCA and the ratification of the International Labor Organization Convention 98, on May 1, 2019, the Mexican Government reformed the Ley Federal del Trabajo (Federal Labor Law) with the aim to end discrimination and workplace harassment, ensure workers’ rights to vote for union representation and contracts, promote more representative and transparent procedures for the negotiation of collective bargaining agreements and provide effective judicial protections for workers. On November 7, 2019, the Mexican Government published the International Labor Organization Convention 98 in the Official Gazette; the decree took effect on November 23, 2019.

On August 8, 2019, the Mexican Minister of Foreign Affairs and the Foreign Secretary of the United Kingdom signed an agreement aimed to boost sustainable and inclusive economic growth in the United Kingdom and in Mexico. The agreement promotes investment in areas such as advanced manufacturing, energy efficiency and renewable energy, agri-tech, health, education, financial services and green finance and technology with the aim of addressing climate change and economic and social inequality.

On January 16, 2020, Mexico, represented by the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs) and the Secretaría de Seguridad y Protección Ciudadana (Ministry of Citizen Security and Protection), and the United States agreed to a bilateral program to reduce trafficking in arms, drugs and financial resources by transnational crime networks, to reduce drug consumption and combat addiction, and to treat fentanyl as a common problem.

Environment

In connection with the international commitments undertaken with respect to the Paris Agreement, the Mexican Government published the preliminary bases of the Programa de Prueba del Sistema de Comercio de Emisiones (Pilot Program for the Emissions Trading System) in the Official Gazette on October 1, 2019. The Pilot Program will begin on January 1, 2020 and continue for three years. It will regulate companies in the energy and industrial sectors, including, among others, electricity generation; cement, iron and steel production; and refinement.

On February 7, 2020, the Mexican Government updated the Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios (Transition Strategy to Promote the Use of Cleaner Technologies and Fuels). The strategy contains three main objectives based on a medium-term planning component for a period of fifteen years and a long-term planning component for a period of thirty years: (i) to establish set goals and a roadmap to implementing a cleaner and more sustainable energy sector in Mexico; (ii) to promote the reduction of pollutant emissions from the electrical industry; and (iii) to reduce, under conditions of economic viability, Mexico’s dependence on fossil fuels as a primary source of energy.

Geography and Population

COVID-19 Crisis

Since December 2019, a novel strain of coronavirus (SARS-CoV2, commonly referred to as COVID-19) has spread rapidly around the world, with at least 150 countries and territories with confirmed cases, and, on March 11, 2020, the outbreak of COVID-19 was characterized as a pandemic by the World Health Organization (WHO). On February 28, 2020, Mexico confirmed its first case of coronavirus. The coronavirus pandemic has negatively influenced Mexico’s growth projections due to, among other reasons, its potential impact on the circulation of people and products worldwide. A continued rise in the number of COVID-19 infections or a prolongation of the outbreak, could increase the adverse economic effects.

As of March 20, 2020, Mexico and the U.S. agreed to temporarily close the border to non-essential travel to curb the spread of the coronavirus.

The WHO declared on March 23, 2020 that Mexico had entered phase two, referred to as community contagion, of the pandemic. Also on March 24, 2020, the Mexican Government imposed restrictions on non-essential activities in the public, private, and social sectors, which were extended to May 30 as of April 16, including suspending gatherings of more than 100 people, closing all schools and encouraging the private sector to allow employees to work remotely. Essential activities include medical services and supplies, public safety, fundamental economic functions, government social programs and critical infrastructure. On March 30, 2020, the Mexican Government declared a national health emergency.

On April 5, 2020, the President presented the Programa Emergente para el Bienestar y el Empleo (Emerging Program for Well-Being and Employment) to reinforce the measures provided for in the National Development Plan. Some of the relevant actions, which will be supported by savings in the Fondo de Estabilización de Ingresos Presupuestarios (Budgetary Revenue Stabilization Fund), resources held in certain public trusts that will be transferred to the Tesorería de la Federación (Treasury of the Federation) and deployment of funds by national development banks, include: (i) utilizing resources from the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Social Services of Government Workers, or ISSSTE), the Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Housing Fund for Social Security and Social Services of Government Workers, or FOVISSSTE) and the Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or INFONAVIT) to grant personal and housing loans to workers, with the additional aim of generating 970,000 new jobs; (ii) allowing for anticipated access to Ps. 42 billion in pension payments for eight million adults aged sixty-five or older who qualify for the Mexican Government’s pension plan; (iii) providing resources to hire 45,000 doctors and nurses in the upcoming nine months; (iv) reducing the tax burden on PEMEX to provide it with additional resources of up to Ps. 65 billion; and (v) announcing an upcoming program that will provide Ps. 339 billion to the energy sector.

The Mexican Government is monitoring the spread of COVID-19 and is likely to continue issuing updated guidance and regulations. The impact of the COVID-19 outbreak on Mexico’s economic performance is highly uncertain. There are likely to be adverse impacts on economic activity (including a decrease in GDP), employment, foreign investment and international trade, among other areas, and these could adversely affect the balance of payments, international reserves and public finance. While the duration of these effects remains highly uncertain, the nature and magnitude of these effects are likely to be material.

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

Overview

In 2019, we experienced significant operational challenges as a result of the continued decline in our proved hydrocarbon reserves and production. We continued to focus on stabilizing our operations and our financial position, however, prices remain significantly below 2014 levels and fluctuated greatly in 2019. The weighted average Mexican crude oil export price decreased from U.S. $61.34 per barrel in 2018 to U.S. $55.63 per barrel in 2019 and our total crude oil and condensates production in 2019 amounted to 1,703 thousand barrels per day, below our target of 1,707 thousand barrels per day. During 2019 we also began to take certain actions to increase our efficiency and competitiveness. Towards that end, we have initiated our implementation of our 2019-2023 Business Plan, see “Item 5—Operating and Financial Review and Prospects—2019-2023 Business Plan and Recent Initiatives.”

However, beginning in early 2020, we experienced a rapid decline in oil prices. This decline occurred as a result of the substantial decline in demand for oil due to the economic impacts of the COVID-19 pandemic, as well as a disagreement between Russia and OPEC, particularly Saudi Arabia, regarding production cuts in response to the COVID-19 pandemic. This reduced demand lead to an oversupply and in turn insufficient global storage capacity. The decreased demand for oil that began in the first quarter of 2020 is expected to continue. As a result of these factors, the weighted average Mexican crude oil export price averaged U.S. $40.91 per barrel for the three month period ended March 31, 2020 and reached negative U.S. $7.33 per barrel on April 28, 2020. As of May 6, 2020, the weighted average Mexican crude oil export price was U.S. $21.10 per barrel. In addition, the Mexican peso has depreciated in relation to the U.S. dollar from Ps. 18.8452 per dollar as of December 31, 2019 to Ps. 24.3812 per dollar as of May 6, 2020. Our business, results of operation and financial condition have already been negatively affected by this drop in oil prices, and we anticipate that these negative effects will continue. In response to this situation, the Mexican Government announced that it would reduce our 2020 tax burden by Ps. 65.0 billion in order to provide us with additional resources to support our operations. See Note 28 to our consolidated financial statements included herein.

Additionally, on April 12, 2020, the OPEC+ countries, which include Mexico, reached an agreement to reduce their overall crude oil production in an attempt to stabilize oil prices. Pursuant to this agreement, Mexico has agreed to reduce its, and in turn our, crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. For more information regarding this OPEC+ production agreement, see “Item 4—Trade Regulation, Export Agreements and Production Agreements.” As a result of this agreement, we are revising our crude oil production goal for 2020 of 1,866.5 thousand barrels per day taking into consideration our ongoing budget revision.

Going Concern

Our consolidated financial statements as of December 31, 2019 and 2018 have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Note 22-f to our consolidated financial statements, there exists significant doubt about our ability to continue as a going concern. We discuss below, and in Note 22-f to our consolidated financial statements, the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies. We continue operating as a going concern, and our consolidated financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

We have recognized continuous net losses during 2019, 2018 and 2017 of Ps. 347,911.1 million, Ps. 180,419.8 million, and Ps. 280,850.6 million, respectively. In addition, we had a negative equity of Ps. 1,997,208.4 and Ps. 1,459,405.4 million as of December 31, 2019 and 2018, respectively, mainly due to continuous net losses. We had a negative working capital of Ps. 211,651 million and Ps. 54,666.3 million, as of December 31, 2019 and 2018, respectively.

We also have significant debt. This debt was incurred mainly to finance necessary operational investments. Due to our heavy fiscal burden resulting from the payment of hydrocarbons extraction duties and other taxes that we are required to pay to the Mexican Government, in recent years the cash flow derived from our operations has not been sufficient to fund our operating and investment costs and other expenses. In turn, our indebtedness has increased significantly. Our working capital has also decreased in part as a result of the drop in oil prices that began at the end of 2014 and the subsequent ongoing oil price fluctuations. Despite the OPEC+ agreement entered into by Mexico on April 12, 2020 to reduce world crude oil production intended to mitigate the drop in oil prices and demand, crude oil prices have remained volatile. See “—Risk Factors Related to our Operations—The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition.”

In addition, in 2019 and in the beginning of 2020, certain rating agencies downgraded our credit rating, which could have an impact on the cost and terms of our new debt, as well as our contract renegotiations during 2020. See “Item 5—Liquidity and Capital Resources—Overview” below.

We believe we have the capacity to comply with our payment obligations and our operating continuity, however, our future cash flows are uncertain due to circumstances outside of our control. Any adverse impact from sustained decrease in crude oil prices below the budgeted average price for 2020 and from the slow-down of the economy would have an adverse impact in our results of operation, cash flows and may require us to consider additional actions to address these shortfalls. The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern.

For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see Note 22-f to our consolidated financial statements included herein.

2019-2023 Business Plan and Related Initiatives

On July 16, 2019, our Board of Directors unanimously approved our Business Plan for the five-year period from 2019 through 2023 (which we refer to as the 2019-2023 Business Plan). The 2019-2023 Business Plan describes, among other things, the proposed foundations for our modernization, which are intended to increase our competitiveness and improve our long-term financial viability, while addressing structural issues related to our fiscal burden and level of indebtedness.

The 2019-2023 Business Plan sets forth certain objectives we hope to achieve with respect to our operations. We intend to accelerate and increase the development of oil and gas reserves and to increase hydrocarbons production both in newly discovered reservoirs and fields currently in operation. For newly discovered reservoirs, we plan to increase production by focusing on easy-to-access shallow waters and terrestrial areas, as well as working to reduce the time between discovery and first production. For fields currently in operation, we intend to increase production by developing new wells and undertaking major repairs. The 2019-2023 Business Plan also contemplates the gradual expansion of our refining capacity for fuel and petrochemical production through, among other things, increased investment in the rehabilitation of the National Refining System and the construction of a new refinery in Dos Bocas, Tabasco. We believe that this increase in investment supports the gradual recovery of domestic crude oil processing in the coming years. Furthermore, we plan to develop our transportation, storage and distribution infrastructure with the aim of accommodating our planned production growth, to update measuring, monitoring and quality control systems relating to pipeline transport and storage terminals and to continue our work to reduce product loss and infrastructure damages relating to fuel theft. Finally, the 2019-2023 Business Plan proposes to encourage the participation of the private sector in our operations through long-term service contracts for oil production or CSIEEs, which will be incentive-based and have terms between 15 and 25 years. CSIEE contracts are expected to replace farm-outs as a vehicle for private sector involvement, although existing farm-out arrangements will be maintained for the duration of their respective terms.

The 2019-2023 Business Plan also sets forth certain objectives relating to our financial position. It describes our intent not to increase our net indebtedness over the period covered by the plan by relying on revenues generated from increased production throughout the value chain and reducing our reliance on external sources of financing. We continuously monitor and update our 2019-2023 Business Plan. We are currently reviewing this plan to assess the impact that the March 2020 drop in crude oil prices and the COVID-19 pandemic will have on our business plan. For more information on our financial balance goal, see “Item 4—Information on the Company— Capital Expenditures Budget.”

The Mexican Government has announced it plans to support the objectives set forth in the 2019-2023 Business Plan by reducing our tax burden and providing capital contributions. In order to help relieve our tax burden, the Mexican Government modified the Hydrocarbons Revenue Law to gradually reduce the Profit-Sharing Duty from 65% to 58% by 2020. We anticipate that our savings from this reduction in the rate of the Profit-Sharing Duty will, in turn, allow us to finance investments in exploration and extraction, and, in turn, to increase our future hydrocarbon production. In addition, the Mexican Government has announced it plans to make capital contributions to us, and, on April 5, 2020, announced its intention to reduce our tax burden by an additional Ps. 65.0 billion in reaction to the impact of the COVID-19 pandemic on us. See “Item 5—Liquidity and Capital Resources—Overview” and “Item 5—Overview—Impact of the COVID-19 Pandemic” below.

The following sets forth a summary of some of our key objectives based on our 2019-2023 Business Plan:

•

Exploration and Production: We intend to increase hydrocarbon production levels in order to support the sustainability of the company. While pursuant to the OPEC+ agreement to reduce crude oil production entered into by Mexico on April 12, 2020, we do not plan to increase our crude oil production levels in 2020, it remains our goal to increase production levels in the future when market conditions are favorable to us. The main actions we plan to take to achieve this objective are: (1) accelerate the incorporation of reserves, (2) accelerate development of recently discovered fields and (3) develop new methods to attract external investment.

•

Industrial Transformation: Our goal is to increase the profitability of our industrial transformation segment. We plan to implement the following strategies to work towards this goal: (1) rehabilitate our processing facilities in order to increase our refining capacity and accommodate the production of higher value products, (2) combat raw material shortages by expanding the availability and diversifying our sources of raw materials used to produce ethylene, ethylene derivatives and the aromatics chain, (3) improve production and marketing for our fertilizer products and (4) supply our customers with petroleum products in an efficient and timely manner, while also offering quality services.

•

Strengthen Our Financial Position: We plan to improve our financial position by (1) maintaining our current level of net indebtedness, (2) implementing enhanced monitoring and control procedures for our revenues and expenditures, (3) consolidating coordination among Petróleos Mexicanos and its subsidiary entities and subsidiary companies in order to achieve annual financial balance targets, (4) maintaining financial discipline via austerity and efficiency in our operating and investment budgets and (5) designing and implementing plans to attract private sector investment.

•

2020 Budget: On July 15, 2019, the Board of Directors of Petróleos Mexicanos approved a proposal for the consolidated annual budget of Petróleos Mexicanos and the subsidiary entities for 2020, which was subsequently approved by the Chamber of Deputies on November 22, 2019 and published in the Official Gazette of the Federation on December 11, 2019. The consolidated annual budget of Petróleos Mexicanos and the subsidiary entities for 2020 approved by the Chamber of Deputies is Ps. 523.4 billion, representing an increase of approximately 12.6% as compared to the Ps. 464.6 billion consolidated annual budget for 2019. This 2020 budget includes the following financial assistance from the government: (1) Ps. 41.0 billion designated for the construction of the new Dos Bocas refinery in Tabasco and (2) Ps. 25.0 billion to improve our financial balance. However, as a result of the decrease in crude oil prices and the global economic conditions arising from the COVID-19 pandemic, we revised our budget, see “Item 5––Overview––Reduction in our budget” for more information.

Impact and Response to the COVID-19 Pandemic

Since December 2019, a novel strain of COVID-19 has spread throughout the world. The resulting pandemic has had an adverse effect on our business, results of operations and financial condition.

Decline in international crude oil prices: Governments across the world have instituted measures to address the COVID-19 outbreak—which the World Health Organization declared a pandemic on March 11, 2020—including mandatory quarantines, social distancing guidelines, travel restrictions and declaration of health emergencies. The effects of the COVID-19 virus have led to a worldwide economic slowdown, and as a result there has been a decrease in global demand for crude oil and derivatives.

On March 6, 2020, OPEC, led by Saudi Arabia, and another group of petroleum producing nations, led by Russia, did not reach an agreement to reduce crude oil production in order to support crude oil prices, which resulted in a significant drop in global crude oil prices.

On April 12, 2020, the OPEC+ countries, including Mexico, reached an agreement to reduce their overall crude oil production. This agreement is expected to help mitigate the decrease in oil prices and demand that has taken place as a result of the COVID-19 pandemic. For more information regarding this OPEC+ production agreement, see “Item 4—Trade Regulation, Export Agreements and Production Agreements.” However, prices continue to display significant volatility.

On April 20, 2020, Mexican crude oil experienced an unprecedented drop below U.S. $0.00 to negative U.S. $7.33. This drastic drop in price was due to low oil demand as a result of COVID-19 and the lack of oil storage. As of May 6, 2020, the price of Mexican crude oil was at U.S. $21.10 per barrel. For more information regarding the impact of the decline in international crude oil prices on us, see Note 28 to our consolidated financial statements included herein.

Decrease in the demand for petroleum products: As a result of the COVID-19 pandemic, on March 24, 2020 the Mexican Government, through the Mexican Ministry of Health, implemented actions to protect against COVID-19. Some of these actions consist of, among others, issuing directives to avoid places of work, crowded public areas, public buildings or unnecessary social activities during this time. These preventative measures have caused a decrease in demand of certain goods and services, including petroleum products. As of the date of this annual report, we cannot predict what effect these measures will have on our operations or financial position.

As a result of the worldwide economic slowdown and, in particular, the decrease in fuel demand, we have experienced a decrease in its domestic sales of petroleum products.

The impact on our sales of our petroleum products (gasoline, diesel, jet fuel and others) was a 34% reduction in the period from January 1 to May 6, 2020, in comparison with the same period in 2019.

Mexican Government support: On April 21, 2020, the Mexican Government, through a Presidential decree, granted us a reduction in our tax burden equal to Ps. 65.0 million for 2020, which consists of a fiscal credit applicable to the profit sharing duty up to such amount. This decrease in the profit sharing duty is incremental to the one resulting from the decrease of the rate from 65% to 58% in 2020 in accordance with amendments to the 2020 Revenue Law.

Reduction in our budget: As a result of the decrease in crude oil prices and the global economic conditions arising from the COVID-19 pandemic, our management will propose to our Board of Directors an amendment to our budget which will reflect the impacts in our cash flows of the following assumptions: a decrease in crude oil prices and derivatives and production volumes, Mexican Government´s supports through contributions and tax benefits to us, increase of U.S. dollar exchange rate and adjustments to operating expenses by Ps. 5.0 billion and in exploration and production capital expenditures, including non-capitalizable maintenance for Ps. 40.5 billion, which combined, will determine a new budget financial balance to be approved by the Ministry of Finance.

PEMEX’s response: Our operations are generally considered strategic within the meaning of Articles 27 and 28 of the Mexican Constitution. Certain of our operations therefore remain active as of the date of this annual report – however, in accordance with our business continuity plan, we have reduced our workforce, implemented alternating shifts and allowed a portion of our workforce to work remotely. In addition, we have implemented sanitizing measures to disinfect our facilities and the use of thermal cameras and other special equipment to monitor infection risks.

We prepared our budget for 2020 based on a Mexican crude oil basket price of U.S. $49.00 per barrel and contracted derivative financial instruments to hedge our risk exposure to declines in the price of Mexican crude oil price. Such derivative financial instruments are intended to partially hedge the price of Mexican crude oil when it falls below the average price of U.S. $49.00 per barrel, up to a floor of U.S. $44.00 per barrel.

Taking into consideration conditions described above, our budget deficit for the year 2020 may increase by Ps. 30.0 billion. We are taking certain actions to face this deficit, such as reducing our capital expenditures by Ps. 40.5 billion, decreasing operating expenses that do not hazard our operating capabilities by Ps. 5.0 billion, decreasing non-strategic projects and focusing instead on more profitable ones, as well as the implementation and development of alternative financing mechanisms that do not constitute public debt.

Results of operations and financial condition in 2019

For the year ended December 31, 2019, our income decreased, from a net loss of Ps. 180.4 billion (U.S. $9.2 billion) in 2018 to a net loss of Ps. 347.9 billion (U.S. $18.5 billion) in 2019. This increase in net loss was primarily due to:

•	a Ps. 279.2 billion decrease in total sales, mainly due to a decrease in the average price of crude oil and natural gas;

•	a Ps. 118.5 billion increase in impairment of wells, pipelines, properties, plant and equipment;

•	a Ps. 15.3 billion decrease in other revenues, net;

•	a Ps. 15.5 billion increase in financing cost, net; and

•	a Ps. 2.7 billion decrease in profit sharing in joint ventures, associates and other.

These effects were partially offset by:

•	a Ps. 76.6 billion decrease in cost of sales, mainly due to a decrease in purchases of products;

•	a Ps. 6.0 billion decrease in general expenses;

•	a Ps. 63.2 billion increase in exchange gain, net; and

•	a Ps. 117.7 billion decrease in taxes and other duties.

For more information on our results of operations, see “—Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018” below.

In 2019, our total equity (deficit) decreased by Ps. 537.8 billion from negative Ps. 1,459.4 billion as of December 31, 2018 to negative Ps. 1,997.2 billion as of December 31, 2019. For more information on the decrease of our total equity (deficit) see “—Liquidity and Capital Resources—Equity Structure and Mexican Government Contributions” below. This decrease was mainly due to our net loss for the year of Ps. 347.9 billion; a Ps. 309.3 billion increase in actuarial losses on employee benefits and a Ps. 2.7 billion accumulated income from the foreign currency translation effect.

Our accounts receivable increased 8.0% in 2019, from Ps. 167.1 billion as of December 31, 2018 to Ps. 180.1 billion as of December 31, 2019, mainly due to an increase in our accounts receivable from sundry debtors (mainly IEPS tax) from larger gasoline imports at the end of the year.

As of December 31, 2019, we owed our suppliers Ps. 208.0 billion as compared to Ps. 149.8 billion as of December 31, 2018. As of December 31, 2019, we have paid the total outstanding balance due to suppliers and contractors as of December 31, 2018 and, as of March 31, 2020, we have paid approximately 79.1% of the total outstanding balance due to suppliers and contractors as of December 31, 2019.

Operating Challenges

In 2019, we continued to experience significant operating challenges. Our crude oil and condensates production totaled 1,703.5 thousand barrels per day, which was below our crude oil and condensates production target of 1,707 thousand barrels per day and represented a decrease of 143 thousand barrels per day, or 7.7%, as compared to our 2018 production of 1,842.7 thousand barrels per day. This decrease was primarily due to the natural decline of certain mature fields and an increase in fractional water flow wells at certain fields in the Southern region, Northern region and the Southwestern Marine region. We describe the reasons for the natural decline of our fields under “Item 4—Information on the Company—Business Overview—Exploration and Production—Crude Oil and Natural Gas Production.” At December 2019, we set an initial crude oil and condensates production target for 2020 of 1,866 thousand barrels per day and a natural gas production target, excluding nitrogen, of 4,512.6 million cubic feet per day. However, we are revising these targets due to our planned budget revision.

In 2019, we processed a total of 592 thousand barrels of crude oil per day, a 3.2% decrease as compared to 2018, mainly as a result of production interference caused by our refineries rehabilitation program, which we expect to conclude during 2020. As a result, we used 36.1% of our primary distillation capacity in 2019, a 1.5% decrease as compared to 2018. In 2019, our variable refining margin decreased by U.S. $ 0.16 per barrel to U.S. $0.80 per barrel, a 16.7% decrease as compared to 2018. This decrease was primarily a result of a decrease in prices and weak refining margins in the U.S. Gulf Coast region, which were caused by decreased demand for gasoline and heightened levels of refinery production, partially offset by an increase in our distillates yield.

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

Reserves estimates are determined in accordance with earth science and petroleum engineering principles and practices pursuant to Rule 4-10(a) and, where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the SPE as of February 19, 2007, as amended. These procedures are consistent with international reserves reporting practices. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance and developments in oil field technology. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

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

We enter into derivatives transactions with the sole purpose of hedging financial risks related to our operations. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39, “Financial Instruments Recognition and Measurement” for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the financing cost. See Note 3, Note 8 and Note 18 to our consolidated financial statements included herein.

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

These estimated future net cash flows are discounted at present value using cash-generating unit specific discount rates determined as a function of the currency in which their respective cash flows are denominated and the risks associated with these cash flows. The discount rates are intended to reflect current market assessments of the time value of money and the risks specific to the asset. Accordingly, the various discount rates used take into consideration country risk. To ensure that the calculations are consistent and avoid double counting, the cash flow projections do not factor in risks that have already been built into the discount rates used. The discount rates used reflect current market conditions and specific risks related to those fixed assets. See Note 3-H and Note 13 to our consolidated financial statements included herein.

As of December 31, 2019, we have carried out an impairment test to assess the carrying amount of non-financial assets, other than inventories and deferred taxes. The impairment test has resulted in a net impairment of Ps. 97.1 billion, primarily resulting from a Ps. 169.8 billion impairment for Pemex Exploration and Production, mainly due to a decrease in production profiles volume in the barrel of crude oil equivalent, a decrease in crude oil and gas prices and a decrease in exchange rate from Ps. 19.6829 per U.S. $1.00 as of December 31, 2018 to Ps. 18.8452 per U.S. $1.00 of December 31, 2019, which was partially offset by a decrease in the discount rate and a benefit from income taxes due to lower income production profiles. The impairment of Pemex Exploration and Production was offset by a reversal of impairment of Pemex Industrial Transformation of Ps. 42.2 billion due to significant maintenance to recover assets use levels and a greater supply of light crude oil from Pemex Exploration and Production used to generate the quality of refined products. Pemex Logistics also contributed to the offset, with a reversal of impairment of Ps. 34.1, primarily due to a decrease in the projections of costs of losses derived from fuels subtraction. For more information on the impairment of our non-financial assets, see Note 13-E to our consolidated financial statements included herein.

Income Taxes

As described under “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government” above and in Note 3-M and Note 21 to our consolidated financial statements included herein, the fiscal regime applicable to Petróleos Mexicanos and the subsidiary entities and certain subsidiary companies as of December 31, 2019 became effective on January 1, 2015. Effective as of this date, the Hydrocarbons Revenue Law and the Federal Revenue Law of the applicable year comprise the fiscal regime applicable to us.

As of December 31, 2019, Petróleos Mexicanos and the subsidiary entities are required to estimate taxable income according to IAS 12, “Income Taxes.” This process involves an estimation of our actual current tax and an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred assets will be recovered from future taxable income.

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

Exploration and Production Taxes and Duties

The fiscal regime applicable to the exploration and production assignments granted to us by the Mexican Government includes the following taxes and duties:

•

Profit-Sharing Duty. The Profit-Sharing Duty is calculated based on the value of hydrocarbons produced in the relevant area minus certain permitted deductions. As of January 1, 2019, the applicable rate of this duty was 65.0%. Pursuant to the Hydrocarbons Revenue Law, the Profit-Sharing Duty decreases on an annual basis. As of January 1, 2020, this duty was set at 58.0%.

•

Hydrocarbons Extraction Duty. The Hydrocarbons Extraction Duty is calculated based on a rate that varies according to (i) the type of hydrocarbon (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), (ii) the volume of production and (iii) the relevant market price.

•

Exploration Hydrocarbons Duty. The Exploration Hydrocarbons Duty is calculated by applying a quote per square kilometer for each assigned phase of production and extraction phase. Pemex Exploration and Production must make monthly payments of this duty. For 2019, the Mexican Government was entitled to collect a monthly payment of 1,355.82 pesos per square kilometer of non-producing areas. After 60 months, this tax increases to 3,242.17 pesos per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the NCPI. During 2019, we paid Ps. 1,050 million under this duty, a 2.2% increase from Ps. 1,027 million in 2018.

For more information on the taxes and duties applicable to and paid by Pemex Exploration and Production, see Note 21 to our consolidated financial statements included herein.

Contingencies

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome. Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. We do not recognize contingent revenues, earnings or assets until their realization is assured. We have not recorded provisions related to ongoing legal proceedings whenever we do not expect an unfavorable resolution in such proceedings, except as disclosed in “Item 8—Financial Information—Legal Proceedings—Civil Actions” and Notes 20 and 27 to our consolidated financial statements included herein.

Employee Benefits

As described under “Item 6—Directors, Senior Management and Employees—Employees” below and in Note 3-K and Note 19 to our consolidated financial statements included herein, as of January 1, 2016, we are operating both a defined contribution plan and defined benefit pension plan. Until December 31, 2015, we only operated a defined benefit pension plan.

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

Benefits to employees were 37.2% and 30.6% of our total liabilities as of December 31, 2019 and 2018, respectively, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period.

New Accounting Standards

IFRS 16

On January 1, 2019, we adopted the new accounting standard IFRS 16 “Leases”, issued by the International Accounting Standards Board. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet. We applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately. For more information on the requirements and impacts of IFRS 16, see Notes 4-A and 17 to our consolidated financial statements included herein.

Recently Issued Accounting Standards

Some of the new accounting standards went into effect for annual periods beginning January 1, 2019 and earlier application is permitted. However, we have not early adopted the new or amended standards in preparing these consolidated financial statements (see Note 29 to our consolidated financial statements included herein). The following amended standards and interpretations are not expected to have a significant impact on our consolidated financial statements.

•	Amendments to References to Conceptual Framework in IFRS Standards.

•	Definition of a Business (Amendments to IFRS 3).

•	Definition of Material (Amendments to IAS 1 and IAS 8).

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

The following table sets forth the weighted average market price per barrel of crude oil that PMI received from exports and the average price of the United States benchmark, West Texas Intermediate (or WTI) crude oil, for the years indicated. The average price differential between WTI and the crude oil that we exported in the last five years fluctuated between U.S. $5.60 in 2015 and U.S. $1.40 in 2019, which is mainly the result of fluctuations in the price of other benchmarks on which our pricing formulas for crude oil are based. See “Item 4—Information on the Company—Business Overview—International Trading.”

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $48.71	U.S. $43.34	U.S. $50.79	U.S. $65.20	U.S. $57.03
PEMEX crude oil weighted average export price	43.12	35.65	46.73	61.41	55.63

Note:

The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On May 6, 2020, the spot price for West Texas Intermediate crude oil was U.S. $23.99 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $21.10 per barrel.

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

The following table compares the average prices in nominal terms of selected petroleum and petrochemical products in Mexico for the years indicated:

	Year ended December 31,
	2015	2016	2017	2018	2019
Petroleum Products
Unleaded regular gasoline(1)	Ps. 1,463.02	Ps. 1,460.19	Ps. 1,413.27	Ps. 1,813.33	Ps. 1,671.92
Premium gasoline(1)	1,127.40	931.81	1,277.53	1,948.66	1,821.32
Diesel(1)	1,482.90	1,457.27	1,543.52	1,935.54	1,813.10
Jet fuel(1)	1,370.67	1,268.38	1,187.40	1,815.91	1,824.23
Natural Gas(2)	6.18	5.81	6.99	5.57	5.01
Liquified Petroleum(2)	22.18	30.43	36.13	39.24	18.60
Selected Petrochemicals
Ammonia(3)	6,275.83	6,083.33	6,433.61	7,905.97	7,556.74
Polyethylene(3)	19,798.58	23,402.82	22,300.62	22,945.27	18,207.28

(1)	Pesos per barrel.
(2)	Pesos per hundred cubic feet.
(3)	Pesos per ton.

Source: Petróleos Mexicanos.

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2017	2018	2019
	(in millions of pesos)(1)
Hydrocarbon extraction duties and others	Ps. 338,044	Ps. 469,934	Ps. 372,812
Income tax	(5,064)	(8,355)	(28,989)

Total	Ps. 332,980	Ps. 461,579	Ps. 343,823

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government.” Numbers may not total due to rounding.
(1)	Figures are stated in nominal pesos.
Source:	PEMEX’s audited financial statements, prepared in accordance with IFRS.

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

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, along with turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was 2.1% in 2015, 3.4% in 2016, 6.8% in 2017, 4.8% in 2018 and 2.8% in 2019.

We do not use inflation accounting, unless the economic environment in which we operate qualifies as “hyperinflationary,” as defined by IFRS. In accordance with IFRS, the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is 100% or more. Because the economic environment in the three-year periods ended December 31, 2017, 2018 and 2019 did not qualify as hyperinflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2017, 2018 and 2019 included herein.

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

Export Agreements and Production Agreements

Though Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries and entered into agreements with OPEC and non-OPEC members to reduce its oil exports, in order to contribute to crude oil prices stabilization.

On April 12, 2020, the OPEC+ countries, including Mexico, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. Pursuant to this agreement, Mexico has agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Total Sales

Total sales decreased by 16.6% or Ps. 279.2 billion in 2019, from Ps. 1,681.1 billion in 2018 to Ps. 1,402.0 billion in 2019, primarily due to decreases in the average sales prices of our petroleum products and the weighted average price of Mexican crude oil.

Domestic Sales

Domestic sales decreased by 17.7% in 2019, from Ps. 980.6 billion in 2018 to Ps. 807.0 billion in 2019, mainly due to decreases in the sales prices of gasoline, diesel, fuel oil and LPG. Domestic sales of petroleum products decreased by 15.2% in 2019, from Ps. 847.5 billion in 2018 to Ps. 718.7 billion in 2019, mainly due to a 7.1% decrease in the average price of gasoline, a 6.9% decrease in the average price of diesel and 10.8% decrease in the average price of fuel oil. The sales volume of gasoline, diesel and fuel oil decreased 5.8%, 11.5% and 26.3%, respectively, in 2019 as compared to 2018, as a result of decreased demand, which in turn was primarily the result of market share loss due to the entry of new competitors. Domestic sales of natural gas decreased by 44.1% in 2019, from Ps. 50.9 billion in 2018 to Ps. 28.5 billion in 2019, primarily due to a 10.0% decrease in the average sales price and 37.9% decrease in the volume of sales of natural gas, mainly due to market competition. Domestic sales of LPG decreased by 38.2% in 2019, from Ps. 52.1 billion in 2018 to Ps. 32.2 billion in 2019, mainly as a result of a 52.6% decrease in its average sales price.

Export Sales

Export sales decreased by 15.3% in peso terms in 2019 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 691.9 billion in 2018 to Ps. 585.8 billion in 2019. This decrease was mainly due to a 10.7% decrease in the weighted average Mexican crude oil export price in 2019, from U.S. $62.29 per barrel in 2018 to U.S. $55.60 per barrel in 2019.

Excluding the trading activities of the Trading Companies (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to third parties decreased by 17.1% in peso terms, from Ps. 571.8 billion in 2018 to Ps. 474.0 billion in 2019. In U.S. dollar terms, excluding the trading activities of the Trading Companies, total export sales (which are U.S. dollar denominated) decreased by 17.2% in 2019, from U.S. $29.7 billion in 2018 to U.S. $24.6 billion in 2019. This was primarily due to the 10.7% decrease in the weighted average Mexican crude oil export price. The trading and export activities of the Trading Companies generated additional marginal revenues of Ps. 111.8 billion in 2019, 6.8% lower in peso terms than the Ps. 120.0 billion of additional revenues generated in 2018, mainly due to a decrease in the average prices of diesel and gasoline. Export sales of PMI-NASA, one of our principal Trading Companies, decreased by 16.7% in 2019, from Ps. 89.2 billion in 2018 to Ps. 74.3 billion in 2019.

Crude oil and condensate export sales accounted for 90.8% of total export sales (excluding the trading activities of the Trading Companies) in 2019, as compared to 89.7% in 2018. These crude oil and condensate sales decreased in peso terms by 16.1% in 2019, from Ps. 513.2 billion in 2018 to Ps. 430.4 billion in 2019, and in U.S. dollar terms by 16.2%, from U.S. $26.6 billion in 2018 to U.S. $22.3 billion in 2019. The weighted average Mexican crude oil export price in 2019 was U.S. $55.60 per barrel, 10.7% lower than the weighted average price of U.S. $62.29 per barrel in 2018.

Export sales of petroleum products, including natural gas and natural gas liquids, by our industrial transformation segment decreased from 9.2% of total export sales (excluding the trading activities of the Trading Companies) in 2018 to 8.2% of those export sales in 2019. Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 15.2%, from Ps. 53.0 billion in 2018 to Ps. 38.9 billion in 2019, primarily due to a decrease in the average sales price of fuel oil and naphthas.

Export sales of petrochemical products (including certain byproducts of the petrochemical process) decreased by Ps. 963.4 million in 2019, from Ps. 5,668.7 million in 2018 to Ps. 4,705.3 million in 2019, primarily due to a decrease in export sales by Fertinal in 2019.

Services Income

Services income increased by 5.0% in 2019, from Ps. 8.7 billion in 2018 to Ps. 9.1 billion in 2019, primarily as a result of an increase in transportation services provided by Pemex Industrial Transformation in 2019 and Pemex Logistics in 2018 to third parties.

Cost of Sales

Cost of sales decreased by 6.4%, from Ps. 1,199.5 billion in 2018 to Ps. 1,122.9 billion in 2019. This decrease was mainly due to: (1) a decrease of Ps. 146.2 billion in purchases of import products, primarily those related to Magna gasoline, Premium gasoline diesel and natural gas, mainly due to a decrease in the price of imports, (2) a Ps. 21.0 billion decrease in hydrocarbon exploration and extraction duties and taxes due to lower average sales prices in 2019, (3) a Ps. 34.7 billion decrease in fuels subtraction resulting from our actions against the illicit market in fuels and (4) a Ps. 18.7 decrease in amortization of other assets. This decrease was partially offset by (1) a Ps. 65.3 billion increase in the cost of unsuccessful wells and exploration expenses, (2) a Ps. 16.8 increase in maintenance and (3) a Ps. 63.2 increase resulting from a decrease in the cost valuation of the inventory.

Impairment of Wells, Pipelines, Properties, Plant and Equipment

Impairment of wells, pipelines, properties, plant and equipment decreased by Ps. 118.5 billion in 2019, from a net reversal of impairment of Ps. 21.4 billion in 2018 to a net impairment of Ps. (97.1) billion in 2019. This net impairment was primarily due to an impairment of Ps. (169.8) billion in the cash generating units of Pemex Exploration and Production mainly, due to a decrease in volumes of production of crude oil, offset by a (1) net reversal of impairment of Ps. 42.2 in the cash generating unit of Pemex Industrial Transformation, mainly due to an increase in the process of crude oil in the refineries and (2) net reversal of impairment of Ps. 34.1 in the cash generating unit of Pemex Logistics mainly due to a decrease in fuel subtraction.

General Expenses

General expenses decreased by Ps. 6.0 billion in 2019, from Ps. 158.7 billion in 2018 to Ps. 152.7 billion in 2019, mainly due to a decrease in operating expenses related to personnel services.

Other Revenues / Expenses, Net

Other revenues, net, decreased by Ps. 15.3 billion in 2019, from net revenues of Ps. 23.0 billion in 2018 to net revenues of Ps. 7.7 billion in 2019. This decrease was mainly due to the recognition in 2018 of income from contracts for participation rights in the Cárdenas-Mora, Misión, Santuario and Ogarrio blocks that was not present in the same period in 2019.

Financing Income

Financing income decreased by Ps. 7.1 billion in 2019, from Ps. 31.6 billion in 2018 to Ps. 24.5 billion in 2019. This decrease was mainly due to: (1) the recognition of the premium from notes exchanged in February 2018 and (2) lower interest income on the promissory notes issued by the Mexican Government in relation to our pension liabilities in 2019.

Financing Costs

Financing costs increased by Ps. 12.1 billion in 2019, from Ps. 120.7 billion in 2018 to Ps. 132.9 billion in 2019, mainly due to an increase in interest expenses, premium paid and amortized cost in 2019 as a result of the effects from the liability management transactions conducted in September 2019 and the recognition of interest on leases in 2019.

Derivative Financial Instruments (Cost), Net

Derivative financial instruments (cost), net, decreased by Ps. 3.8 billion, from a derivative financial instruments cost of Ps. 22.3 billion in 2018 to a derivative financial instruments cost of Ps. 18.5 billion in 2019, mainly as a result of the lower appreciation of the U.S. dollar relative to other foreign currencies we hedge, such as euros, Japanese yen and pounds sterling.

Exchange Gain, Net

A substantial portion of our indebtedness, 86.8% as of December 31, 2019, is denominated in foreign currencies. Our exchange gain, net, increased by Ps. 63.2 billion in 2019, from an exchange gain of Ps. 23.7 billion in 2018 to an exchange gain of Ps. 86.9 billion in 2019, primarily as a result of a 4.3% appreciation of the peso relative to the U.S. dollar in 2019. Due to the fact that 100.0% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, and only 71% of our expenses, including financing costs, are linked to U.S. dollar prices, the appreciation of the peso relative to the U.S. dollar had a favorable effect on our ability to meet peso-denominated obligations. The value of the peso in U.S. dollar terms appreciated by 4.3% in 2019, from Ps. 19.6829 per U.S. $1.00 on December 31, 2018 to Ps. 18.8452 per U.S. $1.00 on December 31, 2019, as compared to a 0.5% appreciation of the peso in U.S. dollar terms in 2018.

Taxes, Duties and Other

The Profit-Sharing Duty and other duties and taxes paid decreased by 25.5% in 2019, from Ps. 461.6 billion in 2018 to Ps. 343.8 billion in 2019, mainly due to the 10.7% decrease in the weighted average export price of Mexican crude oil, from U.S. $ 62.29 per barrel in 2018 to U.S. $55.60 per barrel in 2019. Duties and taxes represented 24.5% and 27.5% of total sales in 2019 and 2018, respectively.

Net Income/Loss

In 2019, we had a net loss of Ps. 347.9 billion from Ps. 1,402.0 billion in total sales revenues, as compared to a net loss of Ps. 180.4 billion from Ps. 1,681.1 billion in total sales revenues in 2018. This increase in net loss relative to 2018 was primarily explained by:

•	a Ps. 279.2 billion decrease in total sales, mainly due to a decrease in the average price of gasoline, diesel, fuel oil, liquefied petroleum gas and crude oil;

•	a Ps. 118.5 billion increase in impairment of wells, pipelines, properties, plant and equipment;

•	a Ps. 15.3 billion decrease in other revenues, net;

•	a Ps. 12.1 billion increase in financing cost;

•	a Ps. 7.1 billion decrease in financing income; and

•	a Ps. 2.7 billion decrease in profit sharing in joint ventures, associates and other.

These effects were partially offset by:

•	a Ps. 76.6 billion decrease in cost of sales, mainly due to a decrease in purchases of import products;

•	a Ps. 6.0 billion decrease in general expenses;

•	a Ps. 3.7 billion decrease in derivative financial instruments cost, net;

•	a Ps. 63.2 billion increase in exchange gain, net; and

•	a Ps. 117.8 billion decrease in taxes and other duties.

Other Comprehensive Results

In 2019, we had a net loss of Ps. 312.0 billion in other comprehensive results, as compared to a net gain of Ps. 223.4 billion in 2018, primarily due to an increase in the reserve for employee benefits that resulted from the decrease in the discount rate and expected rate of return on plan assets used in the actuarial computation method from 9.3% in 2018 to 7.5% in 2019.

Changes in Statement of Financial Position of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—from December 31, 2018 to December 31, 2019

Assets

Cash and cash equivalents decreased by Ps. 21.3 billion, or 26.0%, in 2019, from Ps. 81.9 billion as of December 31, 2018 to Ps. 60.6 billion as of December 31, 2019. This decrease was mainly due to an increase in payments to suppliers and contractors and payments on our debt instruments and taxes.

Accounts receivable, net, increased by Ps. 13.4 billion, or 8.0%, in 2019, from Ps. 167.1 billion as of December 31, 2018 to Ps. 180.5 billion as of December 31, 2019, mainly due to a Ps. 13.4 billion increase in others receivables from taxes to be recovered at the end of the year.

The current portion of our promissory notes decreased by Ps. 33.3 billion, or 87.4% in 2019, from, Ps. 38.2 billion as of December 31, 2018 to Ps. 4.9 billion as of December 31, 2019, mainly due to payment of the current portion of seven promissory notes (one maturing in 2019 and six in advance) with original maturities ranging from 2037 to 2042.

Derivative financial instruments decreased by Ps. 10.9 billion, or 48.7% in 2019, from Ps. 22.4 billion as of December 31, 2018 to Ps. 11.5 billion as of December 31, 2019, mainly due to the decrease in the value of favorable cross-currency swaps by the appreciation of the U.S. dollar against most of the currencies for which we are covered, as well as a decrease in the value of crude oil options and currency options.

Wells, pipelines, properties, plant and equipment, net, decreased by Ps. 190.8 billion, or 13.6%, in 2019, from Ps. 1,402.5 billion as of December 31, 2018 to Ps. 1,211.7 billion as of December 31, 2019. This decrease was mainly due to (1) Ps. 137.2 billion in depreciation and amortization, (2) Ps. 2.5 billion of disposals of wells, pipelines, properties, plant and equipment, (3) the recognition of impairment of Ps. 97.1 billion and (4) the recognition of right-of-use assets in the amount of Ps. 6.1 billion pursuant to the implementation of the new accounting standard IFRS 16 and (5) the recognition of unsuccessful wells of Ps. 77.2 billion. This decrease was partially offset by Ps. 129.3 billion of acquisitions of wells, pipelines, properties, plant and equipment. See Note 13 to our consolidated financial statements included herein.

As of January 1, 2019, we applied IFRS 16. As a result of the initial adoption of this standard, we recognized Ps. 70.8 billion of right-of-use assets as of December 31, 2019. See Note 17 to our consolidated financial statements included herein.

Deferred taxes increased by Ps. 13.4 billion, or 10.9%, in 2019, from Ps. 122.8 billion as of December 31, 2018 to Ps. 136.2 billion as of December 31, 2019, mainly due to an increase in the employee benefits provision and tax loss carry-forwards.

Liabilities

Total debt, including accrued interest, decreased by Ps. 99.1 billion, or 4.8%, from Ps. 2,082.3 billion as of December 31, 2018 to Ps. 1,983.2 billion as of December 31, 2019, mainly due to the impact of the 4.3% appreciation of the peso against the U.S. dollar in 2019 and the effects from the liability management transactions.

Liabilities to suppliers and contractors increased by Ps. 58.2 billion, or 38.8%, in 2019, from Ps. 149.8 billion as of December 31, 2018 to Ps. 208.0 billion as of December 31, 2019, mainly due to an increase in our operations towards the end of 2019.

Taxes and duties payable decreased by Ps. 14.6 billion, or 22.4%, in 2019, from Ps. 65.3 billion as of December 31, 2018 to Ps. 50.7 billion as of December 31, 2019, mainly due to a Ps. 10.2 billion decrease in the hydrocarbon exploration and extraction duties and taxes and a Ps. 6.1 billion decrease in the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or IEPS Tax) on the sale of automotive fuels due to a decrease in automotive fuel sales.

Derivative financial instruments liabilities increased by Ps. 0.7 billion, or 4.7%, in 2019, from Ps. 15.9 billion as of December 31, 2018 to Ps. 16.6 billion as of December 31, 2019. This increase was mainly due to the negative fair value of crude oil options.

Employee benefits liabilities increased by Ps. 376.3 billion, or 34.8%, in 2019, from Ps. 1,080.5 billion as of December 31, 2018 to Ps. 1,456.8 billion as of December 31, 2019. This increase was mainly due to the decrease in the discount rate and expected rate of return on plan assets used in the actuarial computation method from 9.3% in 2018 to 7.5% in 2019.

As of January 1, 2019, we applied IFRS 16 and recognized leases in the amount of Ps. 68.1 billion as of December 31, 2019. See Notes 4 and 17 to our consolidated financial statements included herein.

Equity (Deficit), Net

Our equity (deficit), net, increased by Ps. 537.8 billion, or 36.9%, in 2019, from a deficit of Ps. 1,459.4 billion as of December 31, 2018 to a deficit of Ps. 1,997.2 billion as of December 31, 2019. This increase in deficit was mainly due to our net loss of Ps. 347.9 billion and Ps. 312.0 billion in other comprehensive loss, including employee benefits actuarial losses of Ps. 309.3 billion and currency translation effect loss of Ps. 2.7 billion, partially offset by a Ps. 122.1 billion increase in Certificates of Contribution “A” from the Mexican Government as of December 31, 2019.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Total Sales

Total sales increased by 20.3%, or Ps. 284.1 billion, in 2018, from Ps. 1,397.0 billion in 2017 to Ps. 1,681.1 billion in 2018, primarily due to increases in the average sales prices of our petroleum products and the weighted average price of Mexican crude oil.

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

Cost of Sales

Cost of sales increased by 19.4%, from Ps. 1,004.2 billion in 2017 to Ps. 1,199.5 billion in 2018. This increase was mainly due to: (1) an increase of Ps. 175.0 billion in product purchases, mainly a Ps. 123.0 billion increase in the value of imports, primarily Magna gasoline, diesel and jet fuel, mainly due to an increase in the price of imports, (2) a Ps. 24.2 billion increase in hydrocarbon exploration and extraction duties and taxes due to higher average sales prices in 2018, (3) a Ps. 16.5 billion increase in fuels subtraction resulting from the illicit market in fuels and (4) a Ps. 15.8 billion increase in the cost of unsuccessful wells and exploration expenses. This increase was partially offset by a Ps. 3.3 billion decrease in depreciation of fixed assets and amortization of wells, primarily due to the decreased value of assets to be depreciated as a result of the impairment recorded in 2017.

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

Derivative Financial Instruments Income (Cost)

Derivative financial instruments income, net, decreased by Ps. 47.6 billion, from a net income of Ps. 25.3 billion in 2017 to a net cost of Ps. 22.3 billion in 2018, primarily due to the appreciation of the U.S. dollar relative to other foreign currencies we hedge, such as euros, Japanese yen and pounds sterling.

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

Net Income/Loss

In 2018, we had a net loss of Ps. 180.4 billion from Ps. 1,681.1 billion in total sales revenues, as compared to a net loss of Ps. 280.9 billion from Ps. 1,397.0 billion in total sales revenues in 2017. This decrease in net loss relative to 2017 was primarily explained by:

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

The current portion of our promissory notes increased by Ps. 35.7 billion in 2018, mainly due to recognition of the current portion of six promissory notes with original maturities for those paid in advance ranging from 2032 to 2047.

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

Liquidity and Capital Resources

Overview

During 2019, our liquidity position was adversely affected mainly due to an increase in our short-term liabilities, as well as an increase in the balance of accounts payable to suppliers. This negative impact to our liquidity position was partially offset by an increase in the balance of our accounts receivable, the capital contributions and tax reductions we have received from the Mexican Government and our completion of a liability management transaction in September and October 2019.

Our principal use of funds in 2019 was the repayment of debt, primarily with cash provided by cash flows from borrowings, which amounted to Ps. 1,167.8 billion. During 2019, our net cash flow from operating activities, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. See “—Overview—2019-2023 Business Plan and Recent Initiatives” above for more information and a discussion of actions being taken in response to the imbalance of our resources.

For 2019, our capital expenditures increased by 15.6% from 2018. As of December 31, 2019, we owed our suppliers Ps. 208.0 billion as compared to Ps. 149.8 billion as of December 31, 2018 and, as of March 31, 2020, we have paid approximately 79.1% of the total outstanding balance due to suppliers and contractors as of December 31, 2019. As of December 31, 2019, we have paid the total outstanding balance due to suppliers and contractors as of December 31, 2018. The average number of days outstanding of our accounts payable increased from 53 days as of December 31, 2018 to 61 days as of December 31, 2019. Despite these obligations, we believe net cash flows from our operating and financing activities, together with available cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in 2020 because, in collaboration with the Mexican Government, we have begun to implement initiatives intended to help us meet our working capital needs, continue to service our debt as it comes due and improve our capital expenditure programs and we are in the process of developing and refining our new long-term business plan, as described above under “—Overview—2019-2023 Business Plan and Recent Initiatives” and as further described below:

Our 2019-2023 Business Plan. On July 16, 2019, we announced our 2019-2023 Business Plan, which is intended to increase our competitiveness and improve our financial position. See Note 22-f to our consolidated financial statements included herein for more information about our 2019-2023 Business Plan.

•

Government Support. The Mexican Government has announced that, as part of its Programa de Fortalecimiento de Petróleos Mexicanos (Strengthening Program for Petróleos Mexicanos), it would provide a support program to help improve our financial position and increase our production and, in turn, our profitability.

•

Modified Financing Strategy. We intend to continue our strategy of decreased reliance on debt financing and we expect further liability management transactions in 2020 will allow us to improve the terms of our outstanding debt, in line with our objective of reducing our net debt.

•	Crude Oil Hedge Program. We continue to carry out our crude oil hedge program in order to partially protect our cash flows from decreases in the price of Mexican crude oil.

•

No Payment of Dividend. The Mexican Government announced that Petróleos Mexicanos was not required to pay a state dividend in 2016, 2017, 2018 and 2019 and will not be required to pay one in 2020. See “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX—Other Payments to the Mexican Government” above for more information.

The Federal Revenue Law applicable to us as of January 1, 2020, provides for the incurrence of up to Ps. 34.9 billion in net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has deteriorated. Relatively low oil prices and declining production have also had a negative impact on our ability to generate positive cash flows, which, together with our heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses. Despite the relatively low and fluctuating oil prices and our heavy tax burden, our cash flow from operations in 2019, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for 2020.

As of December 31, 2019, our total indebtedness, including accrued interest, was Ps. 1,983.2 billion (U.S. $105.2 billion), in nominal terms, which represents a 4.8% decrease compared to our total indebtedness, including accrued interest, of Ps. 2,082.3 billion (U.S. $105.8 billion) as of December 31, 2018. 24.3% of our existing debt as of December 31, 2019, or Ps. 481.0 billion (U.S. $25.0 billion), is scheduled to mature in the next three years. Our working capital decreased from a negative working capital of Ps. 54.7 billion (U.S. $2.8 billion) as of December 31, 2018 to a negative working capital of Ps. 211.7 billion (U.S. $11.2 billion) as of December 31, 2019. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and refinancing our existing indebtedness. In addition, we are taking actions to improve our financial position, as discussed above.

Certain rating agencies have expressed concerns regarding: (1) our heavy tax burden; (2) the total amount of our debt and the ratio of our debt to our proven reserves; (3) the significant increase in our indebtedness over the last several years; (4) our negative free cash flow; (5) the natural decline of certain of our oil fields and lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,456.8 billion (U.S. $77.3 billion) as of December 31, 2019; (7) the persistence of our operating expenses notwithstanding declines in oil prices; (8) our rising per barrel lifting costs; (9) the possibility that our budget for capital expenditures will be insufficient to maintain and exploit reserves, particularly given our high investment needs to maintain production and replenish reserves; (10) the possibility that the Mexican Government will not be able to continue providing the support it has provided in recent years; and (11) the involvement of the Mexican Government in our strategy, financing and management. In particular, in light of the recent downturn seen in the oil and gas industry beginning in the first quarter of 2020, certain ratings agencies have expressed concern that we lack flexibility to navigate the downturn and to finance our capital investment needs in the face of low cash flow generation and adverse financing conditions.

Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently lowered Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

Ratings actions related to us that occurred in 2019 and 2020 include the following:

•	On January 29, 2019, Fitch Ratings lowered our credit rating from BBB+ to BBB- in both global local and global foreign currency and affirmed the outlook for our credit ratings as negative.

•	On June 6, 2019, Fitch Ratings lowered our credit rating from BBB- to BB+ in both global local and global foreign currency and affirmed the outlook for our credit ratings as negative.

•

On June 6, 2019, Moody’s Investors Service announced the revision of the outlook for our credit ratings from stable to negative and revised our long term national scale ratings as Aa3 and our global scale ratings as Baa3. Moody’s also affirmed our short-term national scale as MX-1 rating.

•

On March 26, 2020, Standard & Poor’s lowered our credit ratings for foreign currency long term issues and for local currency long term issues from BBB+ and A- to BBB and BBB+, respectively, maintaining a negative credit outlook on a global scale.

•	On April 1, 2020, HR Ratings affirmed our local credit rating at HR AAA with a stable outlook and lowered our global credit ratings to HR BBB+(G) with a negative outlook.

•	On April 3, 2020, Fitch Ratings lowered our credit rating from BB+ to BB in both global local and global foreign currency with a negative outlook.

•	On April 17, 2020, Fitch Ratings lowered our international foreign and local currency long-term ratings from BB to BB-. Fitch Ratings also revised the outlook from negative to stable.

•	On April 17, 2020, Moody’s lowered our credit ratings from Baa3 to Ba2, maintaining a negative credit outlook.

•

On April 21, 2020, Moody’s lowered our credit ratings of our outstanding notes, as well as credit ratings based on our guarantee to A2.mx/Ba2 from Aa3.mx/Baa3. Moody’s also downgraded our short-term local scale rating to MX-2 from MX-1.

These downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations. As we describe in Note 22-f to our consolidated financial statements, there exists significant doubt about our ability to continue as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in “Operating and Financial Review and Prospects—Overview” above in this Item 5 and Note 22-f to our consolidated financial statements included herein. We are currently evaluating our new business plan in light of the recent announcements by the Mexican Government in connection with the energy sector in Mexico, and we intend to continue taking actions to improve our results of operation, capital expenditures plans and financial condition. We continue operating as a going concern, and our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Equity Structure and Mexican Government Contributions

Our total equity (deficit) as of December 31, 2019 was negative Ps. 1,997.2 billion, and our total capitalization (long-term debt plus equity) totaled Ps. 259.0 billion. During 2019, our total equity (deficit) increased from negative Ps. 1,459.4 billion as of December 31, 2018 to negative Ps. 1,997.2 billion as of December 31, 2019, primarily due to our net loss for the year of Ps. 347.9 billion, a Ps. 309.3 billion increase in actuarial losses on employee benefits and a Ps. 2.7 billion accumulated gain from foreign currency translation effects. Under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico), Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

On September 11, 2019, Petróleos Mexicanos received Ps. 122.1 billion from the Mexican Government to help improve our financial position.

In 2018 we did not receive any capital contribution from the Mexican Government.

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

As of December 31, 2018 and 2019, the balance of Mexican Government contributions to Petróleos Mexicanos was Ps. 43.8 billion. As of December 31, 2018 and 2019, the total amount of contributions in the form of Certificates of Contribution “A” was Ps. 356.5 billion and Ps. 478.7 billion, respectively.

On January 31, 2019, the Mexican Government notified the Board of Directors of Petróleos Mexicanos that the Mexican Government would make payments to us through the SENER in a total amount of Ps. 25.0 billion. On March 8, 2019, we received a payment for Ps. 10.0 billion and on April 11, 2019, we received a payment for Ps. 5.0 billion. These payments are part of the Mexican Government’s Strengthening Program for Petróleos Mexicanos.

Cash Flows from Operating, Financing and Investing Activities

During 2019, net funds provided by operating activities totaled Ps. 85.2 billion, as compared to Ps. 141.8 billion in 2018, mainly due to a decrease in sales and the net effect of impairment of wells, pipelines, properties, plant and equipment in 2019. During 2019, our net cash flows used in investing activities totaled Ps. 111.3 billion, as compared to net cash flows used in investing activities of Ps. 101.1 billion in 2018. Our net cash flows from financing activities totaled Ps. 5.0 billion in 2019, as compared to net cash flows used in financing activities of Ps. 56.6 billion in 2018.

At December 31, 2019, our cash and cash equivalents totaled Ps. 60.6 billion, as compared to Ps. 81.9 billion at December 31, 2018. See Note 9 to our consolidated financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of December 31, 2018 and 2019.

	As of December 31,
	2018	2019
	(millions of pesos)
Borrowing base under lines of credit	Ps. 152,170	Ps. 177,397
Cash and cash equivalents	81,912	60,622

Liquidity	Ps. 234,082	Ps. 238,019

The following table summarizes our sources and uses of cash for the years ended December 31, 2018 and 2019.

	For the years ended December 31,
	2018	2019
	(millions of pesos)
Net cash flows (used in) from operating activities	Ps. 141,787	Ps. 85,220
Net cash flows used in investing activities	(101,084)	(111,299)
Net cash flows (used in) financing activities	(56,554)	4,974
Effect of change in cash value	(88)	(186)

Net increase (decrease) in cash and cash equivalents	Ps. (15,939)	Ps. (21,290)

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

(a)

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

Commitments for Capital Expenditures and Sources of Funding

Our aggregate commitments for capital expenditures for 2020 were Ps. 197.2 billion, however, given the recent developments as a result of the COVID-19 pandemic, we expect to reduce our investment budget for 2020 by up to Ps. 45,500 million, which may include both capital expenditures and non-capitalizable maintenance. For more information regarding the impact of the COVID-19 pandemic to our investment budget, see “Item 4—Information on the Company—History and Development—Capital Expenditures.” The amount of our aggregate capital expenditures commitments for 2020 remains subject to adjustment by the Mexican Government. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us and it could limit our ability to satisfy our external debt obligations or could reorganize or transfer us or our assets.”

The following table sets forth our total capital expenditures, excluding non-capitalizable maintenance, by segment for the year ended December 31, 2019, and the budget for these expenditures for 2020. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS. For more information, see “Item 4—History and Development—Capital Expenditures.”

	Budget Year ended December 31,
	2019	2020(1)
	(millions of pesos)
Exploration and Production	Ps. 98,763	Ps. 175,743
Industrial Transformation	8,953	16,952
Drilling and Services	738	—
Logistics	2,118	3,135
Ethylene	164	—
Fertilizers	203	1,069
Corporate and other Subsidiaries	189	332

Total	Ps. 111,127	Ps. 197,232

Note: Numbers may not total due to rounding.

(1)	Original budget published in the Official Gazette of the Federation on December 11, 2019.

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

The securities that we issue may vary in tenor, amount, currency and type of interest rate. We may issue debt securities in U.S. dollars, Japanese yen, euros, pounds sterling, pesos or Swiss francs, among others; these securities may be issued with fixed or floating rates and with maturities of one or more years, including perpetual debt securities, depending on market conditions and funding requirements. We may issue securities in the international capital markets or in the Mexican domestic market, or in both markets. Commercial bank syndicated loans may be established with single or multiple tranches with varying maturities. Bilateral loans may vary in tenor and range, which may be of one year or more. See also “—Financing Activities” below.

Financing Activities

2020 Financing Activities. During the period from January 1 to May 6, 2020, we participated in the following activities:

•	On January 21, 2020 Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $102,000,000,000 to U.S. $112,000,000,000.

•

On January 28, 2020, Petróleos Mexicanos issued U.S. $5,000,000,000 of debt securities under its U.S. $112,000,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $2,500,000,000 5.95% Notes due 2031 and (2) U.S. $2,500,000,000 6.95% Notes due 2060. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, and Pemex Logistics and their respective successors and assignees.

•

On January 30, 2020, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased (1) U.S. $17,065,000 aggregate principal amount of its outstanding 6.000% Notes due 2020 and (2) U.S. $44,927,000 aggregate principal amount of its outstanding 3.500% Notes due 2020.

•

On February 6, 2020, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $264,752,000 aggregate principal amount of its outstanding 5.500% Notes due 2021 for U.S. $273,335,000 aggregate principal amount of its new 5.950% Notes due 2031,

(2) U.S. $171,662,000 aggregate principal amount of its outstanding 6.375% Notes due 2021 for U.S. $178,908,000 aggregate principal amount of its new 5.950% Notes due 2031,

(3) U.S. $148,535,000 aggregate principal amount of its outstanding 4.875% Notes due 2022 for U.S. $155,125,000 aggregate principal amount of its new 5.950% Notes due 2031,

(4) U.S. $63,854,000 aggregate principal amount of its floating rate Notes due 2022 for U.S. $67,012,000 aggregate principal amount of its new 5.950% Notes due 2031,

(5) U.S. $157,487,000 aggregate principal amount of its outstanding 5.375% Notes due 2022 for U.S. $166,335,000 aggregate principal amount of its new 5.950% Notes due 2031,

(6) U.S. $216,727,000 aggregate principal amount of its outstanding 3.500% Notes due 2023 for U.S. $220,999,000 aggregate principal amount of its new 5.950% Notes due 2031,

(7) U.S. $117,333,000 aggregate principal amount of its outstanding 4.625% Notes due 2023 for U.S. $124,116,000 aggregate principal amount of its new 5.950% Notes due 2031 and

(8) U.S. $111,953,000 aggregate principal amount of its outstanding 4.500% Notes due 2026 for U.S. $114,170,000 aggregate principal amount of its new 5.950% Notes due 2031.

The 5.950% Notes due 2031 are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees and represent a reopening of the 5.950% Notes due 2031 originally issued on January 28, 2020.

•

On February 6, 2020, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $179,332,000 aggregate principal amount of its outstanding 5.500% Notes due 2044 for U.S. $165,830,000 aggregate principal amount of its new 6.950% Bonds due 2060,

(2) U.S. $750,969,000 aggregated principal amount of its outstanding 5.625% Notes due 2046 for U.S. $695,799,000 aggregate principal amount of its new 6.950% Bonds due 2060 and

(3) U.S. $444,125,000 aggregated principal amount of its outstanding 6.350% Notes due 2048 for U.S. $438,371,000 aggregate principal amount of its new 6.950% Bonds due 2060.

The 6.950% Bonds due 2060 are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees and represent a reopening of the 6.950% Bonds due 2060 originally issued on January 28, 2020.

As of May 6, 2020, Petróleos Mexicanos had U.S. $7,450 million and Ps. 37,000 million in available revolving credit lines in order to ensure liquidity, with U.S. $5,800 million and Ps. 0 remaining available.

2019 Financing Activities. During 2019, we participated in the following activities:

•	On June 28, 2019, Petróleos Mexicanos entered into a U.S. $5,500,000,000 revolving credit facility due 2024 and a U.S. $2,500,000,000 term loan facility due 2024.

•	On July 29, 2019, Petróleos Mexicanos entered into a credit line in the amount of U.S. $206,900,910 due 2028.

•	On September 23, 2019, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased

(1) U.S. $491,803,000 aggregate principal amount of its outstanding 6.000% Bonds due 2020,

(2) U.S. $242,511,000 aggregate principal amount of its outstanding 3.500% Notes due 2020,

(3) U.S. $1,897,615,000 aggregate principal amount of its outstanding 5.500% Notes due 2021,

(4) U.S. $883,977,000 aggregate principal amount of its outstanding 6.375% Notes due 2021,

(5) U.S. $17,316,000 aggregate principal amount of its outstanding 8.625% Bonds due 2022,

(6) U.S. $96,970,000 aggregate principal amount of its outstanding Floating Rate Notes due 2022,

(7) U.S. $235,177,000 aggregate principal amount of its outstanding 5.375% Notes due 2022,

(8) U.S. $361,601,000 aggregate principal amount of its outstanding 4.875% Notes due 2022,

(9) U.S. $344,853,000 aggregate principal amount of its outstanding 3.500% Notes due 2023, and

(10) U.S. $433,946,000 aggregate principal amount of its outstanding 4.625% Notes due 2023.

•

On September 23, 2019, Petróleos Mexicanos issued $7,500,000,000 of debt securities under its U.S. $102,000,000,000 Medium-Term Notes Program, Series C, in three tranches: (1) U.S. $1,250,000,000 6.490% Notes due 2027, (2) U.S. $3,250,000,000 6.840% Notes due 2030 and (3) U.S. $3,000,000,000 7.690% Bonds due 2050. All debt securities under this program are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

•

On September 27, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $429,159,000 aggregate principal amount of its outstanding 4.875% Notes due 2022 for U.S. $445,153,000 aggregate principal amount of its new 6.490% Notes due 2027,

(2) U.S. $40,380,000 aggregate principal amount of its outstanding 8.625% Bonds due 2022 for U.S. $44,819,000 aggregate principal amount of its new 6.490% Notes due 2027,

(3) U.S. $142,303,000 aggregate principal amount of its floating rate Notes due 2022 for U.S. $147,436,000 aggregate principal amount of its new 6.490% Notes due 2027 and

(4) U.S. $443,288,000 aggregate principal amount of its outstanding 5.375% Notes due 2022 for U.S. $464,824,000 aggregate principal amount of the new 6.490% Notes due 2027.

The 6.490% Notes due 2027 are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees and represent a reopening of the 6.490% Notes due 2027 originally issued on September 23, 2019.

•

On September 27, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $255,577,000 aggregate principal amount of its outstanding 3.500% Notes due 2023 for U.S. $254,527,000 aggregate principal amount of its new 6.840% Notes due 2030,

(2) U.S. $373,662,000 aggregate principal amount of its outstanding 4.625% Notes due 2023 for U.S. $383,416,000 aggregate principal amount of its new 6.840% Notes due 2030,

(3) U.S. $35,385,000 aggregate principal amount of its outstanding 8.625% Guaranteed Bonds due 2023 for U.S. $39,359,000 aggregate principal amount of its new 6.840% Notes due 2030,

(4) U.S. $373,509,000 aggregate principal amount of its outstanding 4.875% Notes due 2024 for U.S. $382,245,000 aggregate principal amount of its new 6.840% Notes due 2030 and

(5) U.S. $106,913,000 aggregate principal amount of its outstanding 4.250% Notes due 2025 for U.S. $104,039,000 aggregate principal amount of its new 6.840% Notes due 2030.

The 6.840% Notes due 2030 are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees and represent a reopening of the 6.840% Notes due 2030 originally issued on September 23, 2019.

•	On September 27, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged

(1) U.S. $511,459,000 aggregate principal amount of its outstanding 4.875% Notes due 2022 for U.S. $530,604,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(2) U.S. $12,930,000 aggregate principal amount of its outstanding 8.625% Guaranteed Bonds due 2022 for U.S. $14,351,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(3) U.S. $192,139,000 aggregate principal amount of its floating rate Notes due 2022 for U.S. $199,089,000 aggregated principal amount of its new 7.690% Bonds due 2050,

(4) U.S. $211,380,000 aggregate principal amount of its outstanding 5.375% Notes due 2022 for U.S. $221,661,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(5) U.S. $134,408,000 aggregated principal amount of its outstanding 3.500% Notes due 2023 for U.S. $133,881,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(6) U.S. $239,073,000 aggregate principal amount of its outstanding 4.625% Notes due 2023 for U.S. $245,321,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(7) U.S. $23,597,000 aggregate principal amount of its outstanding 8.625% Guaranteed Bonds due 2023 for U.S. $26,246,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(8) U.S. $93,278,000 aggregate principal amount of its outstanding 4.875% Notes due 2024 for U.S. $95,472,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(9) U.S. $101,856,000 aggregate principal amount of its outstanding 4.250% Notes due 2025 for U.S. $99,163,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(10) U.S. $1,439,479,000 aggregate principal amount of its outstanding 6.500% Bonds due 2041 for U.S. $1,338,540,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(11) U.S. $730,486,000 aggregate principal amount of its outstanding 5.500% Bonds due 2044 for U.S. $618,908,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(12) U.S. $1,439,519,000 aggregate principal amount of its outstanding 6.375% Bonds due 2045 for U.S. $1,307,786,000 aggregate principal amount of its new 7.690% Bonds due 2050 and

(13) U.S. $277,215,000 aggregate principal amount of its outstanding 5.625% Notes due 2046 for U.S. $234,766,000 aggregate principal amount of the new 7.690% Bonds due 2050.

The 7.690% Bonds due 2050 are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees and represent a reopening of the 7.690% Bonds due 2050 originally issued on September 23, 2019.

•	On October 11, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged

(1) U.S. $7,674,000 aggregate principal amount of its outstanding 4.875% Notes due 2022 for U.S. $7,574,000 aggregate principal amount of its new 6.490% Notes due 2027,

(2) U.S. $10,000 aggregate principal amount of its outstanding 8.625% Bonds due 2022 for U.S. $10,000 aggregate principal amount of its new 6.490% Notes due 2027,

(3) U.S. $120,000 aggregate principal amount of its floating rate Notes due 2022 for U.S. $118,000 aggregate principal amount of its new 6.490% Notes due 2027 and

(4) U.S. $500,000 aggregate principal amount of its outstanding 5.375% Notes due 2022 for U.S. $496,000 aggregate principal amount of its new 6.490% Notes due 2027.

The 6.490% Notes due 2027 are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees and represent a reopening of the 6.490% Notes due 2027 originally issued on September 23, 2019.

•	On October 11, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged

(1) U.S. $4,247,000 aggregate principal amount of its outstanding 3.500% Notes due 2023 for U.S. $4,015,000 aggregate principal amount of its new 6.840% Notes due 2030,

(2) U.S. $3,030,000 aggregate principal amount of its outstanding 4.625% Notes due 2023 for U.S. $2,957,000 aggregate principal amount of its new 6.840% Notes due 2030,

(3) U.S. $25,000 aggregate principal amount of its outstanding 4.875% Notes due 2024 for U.S. $24,000 aggregate principal amount of its new 6.840% Notes due 2030 and

(4) U.S. $273,000 aggregate principal amount of its outstanding 4.250% Notes due 2025 for U.S. $249,000 aggregated principal amount of its new 6.840% Notes due 2030.

The 6.840% Notes due 2030 are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees and represent a reopening of the 6.840% Notes due 2030 originally issued on September 23, 2019.

•	On October 11, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged

(1) U.S. $24,000 aggregate principal amount of its outstanding 4.875% Notes due 2022 for U.S. $23,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(2) U.S. $20,000 aggregate principal amount of its outstanding 4.625% Notes due 2023 for U.S. $19,000 aggregate principal amount of its new 7.690% Bonds due 2050,

(3) U.S. $20,000 aggregate principal amount of its outstanding 8.625% Bonds due 2023 for U.S. $21,000 aggregate principal amount of its new 7.690% Bonds due 2050 and

(4) U.S. $570,000 aggregate principal amount of its outstanding 4.875% Notes due 2024 for U.S. $554,000 aggregate principal amount of its new 7.690% Bonds due 2050. The 7.690% Bonds due 2050 are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees and represent a reopening of the 7.690% Bonds due 2050 originally issued on September 23, 2019.

•	On November 14, 2019, Petróleos Mexicanos entered into a revolving credit facility for the amount of Ps. 28,000,000,000 due in 2022.

•

On December 23, 2019, Petróleos Mexicanos issued Ps. 5,100,368,000 its Certificados Bursátiles due 2024 at a rate linked to the 28-day TIIE plus 100 basis points under its Ps. 100,000,000,000 or Unidades de Inversión (or UDI) equivalent Certificados Bursátiles program. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

As of December 31, 2019, Petróleos Mexicanos had U.S. $7,450,000,000 and Ps. 37,000,000,000 in available revolving credit lines in order to ensure liquidity, with U.S. $6,780,000,000 and Ps. 16,000,000,000 remaining available.

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

•

On February 12, 2018, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $2,052,000 aggregate principal amount of its outstanding 5.500% Bonds due 2044 and U.S. $2,488,000 aggregate principal amount of its outstanding 5.625% Bonds due 2046.

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

•	On March 27, 2018, Petróleos Mexicanos entered into a loan agreement in the amount of U.S. $181,101,291, which bears interest at a floating rate linked to LIBOR and matures in 2025.

•	On April 16, 2018, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $92,000,000,000 to U.S. $102,000,000,000.

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

•

On June 26, 2018, one of our subsidiary companies, Pro-Agroindustria, refinanced a credit line for U.S. $250,000,000 by entering into a new credit line for the same amount, which bears interest at a floating rate linked to LIBOR and matures in 2025. This credit agreement is guaranteed by Petróleos Mexicanos.

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

As of December 31, 2018, Petróleos Mexicanos had U.S. $6,700,000,000 and Ps. 32,500,000,000 in available revolving credit lines in order to ensure liquidity, with U.S. $6,400,000,000 and Ps. 26,200,000,000 remaining available as of December 31, 2018.

Indebtedness

During 2019, our total debt decreased by 4.8%, from Ps. 2,082.3 billion at December 31, 2018 to Ps. 1,983.2 billion at December 31, 2019, primarily due to the financing activities undertaken during this period, as described in Note 16 to our consolidated financial statements included herein.

As of December 31, 2019 and as of the date of this annual report, we were not in default on any of our financing agreements.

The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2019 based on short- and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S. $	1,241
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		4,309
Lines of credit with fixed interest rates		5,688

Total short-term debt(1)	U.S. $	11,238

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 0.54% to 9.5% and maturities ranging from 2021 to 2050 and perpetual bonds with no maturity date	U.S. $	83,148
Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2021 to 2031		7,059
Floating rate notes with maturities ranging from 2021 to 2025		2,031

Total variable rate instruments		9,090

Total long-term debt		92,238

Total indebtedness(1)	U.S. $	103,476

Note:	Numbers may not total due to rounding.
(1)	Excludes U.S. $1,758.9 million of accrued interest and includes notes payable to contractors.

The table below sets forth our total indebtedness as of December 31 for each of the three years from 2017 to 2019.

Total Indebtedness of PEMEX

	As of December 31,(1)
	2017		2018		2019
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S. $	13,595	U.S. $	13,669	U.S. $	13,724
External debt in various currencies(3)
Bonds		76,007		80,134		78,758
Direct loans		6,244		5,609		7,209
Project financing(4)		3,284		2,650		2,184
Capital lease and Financing of infrastructure assets(5)		2,036		1,878		1,493
Notes payable to contractors		205		153		108

Total external debt	U.S. $	87,776	U.S. $	90,424	U.S. $	89,752

Total indebtedness	U.S. $	101,371	U.S. $	104,093	U.S. $	103,476

Note: Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was U.S. $1,602.5 million, U.S. $1,698.7 million and U.S. $1,758.9 million at December 31, 2017, 2018 and 2019, respectively.
(2)

Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 19.7867 = $1.00 for 2017, Ps. 19.6829 = $1.00 for 2018 and Ps. 18.8452 = $1.00 for 2019. See Note 16 to our consolidated financial statements included herein.

(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside of Mexico and payable outside the territory of Mexico.
(4)	All credits included in this line are insured or guaranteed by export credit agencies.
(5)	Beginning in 2019, this only includes Financing of infrastructure assets and does not include financial leases due to the adoption of IFRS. Financial leases were reclassified to lease liabilities.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.See “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Contractual Obligations

Information about our long-term contractual obligations as of December 31, 2019 is set forth below. This information is important in understanding our financial position.

Contractual Obligations as of December 31, 2019(1)

			Payments due by period
	Total		Less than 1 year		1 – 3 years		4 – 5 years		After 5 years
	(in millions of U.S. dollars)
Contractual obligations recognized in balance sheet:
Debt(2)	U.S. $	105,127	U.S. $	12,930	U.S. $	12,485	U.S. $	15,775	U.S. $	63,937
Notes payable to contractors(3)		108		66		42		—		—
Leases		3,616		310		807		617		1,882
Other long-term liabilities:
Dismantlement and abandonment costs obligations(4)		4,290		165		557		516		3,052
Employee benefits plan(5)		77,304		3,860		8,072		9,014		56,358

Total contractual obligations recognized in balance sheet		190,445		17,331		21,963		25,922		125,229

Other contractual obligations not recognized in liabilities:
Infrastructure works contracts(6)		32,992		5,550		17,282		2,334		7,826
Financed Public Works Contracts (FPWC)(7)		175		67		85		23		—
Nitrogen supply contracts(8)		1,895		237		507		512		639

Total contractual obligations not recognized in liabilities(10)		35,062		5,854		17,874		2,869		8,465

Total contractual obligations	U.S. $	225,507	U.S. $	23,185	U.S. $	39,837	U.S. $	28,791	U.S. $	133,694

Note: Numbers may not total due to rounding.

(1)	All amounts calculated in accordance with IFRS.
(2)

See Note 16 to our consolidated financial statements included herein. Figures in this line item do not include notes payable to contractors obligations, which are presented in separate line items, but do include accrued interest as of December 31, 2019.

(3)	See Note 16 to our consolidated financial statements included herein.
(4)	See Notes 3-L and 13-C to our consolidated financial statements included herein.
(5)	See Note 19 to our consolidated financial statements included herein.
(6)	See Note 26-D to our consolidated financial statements included herein.
(7)

The amounts presented for FPWC in this table correspond to works the performance and delivery of which by the relevant contractors are pending. For more information on the FPWC program, see “Item 4—Information on the Company—Business Overview—Pemex Exploration and Production—Integrated Exploration and Production Contracts and Financed Public Works Contracts” and Note 26-c to our consolidated financial statements included herein.

(8)	See Note 26-B to our consolidated financial statements included herein.
(9)

No amounts have been included for Integrated E&P Contracts in this table, since payments for these contracts will be made on a per-barrel basis and performance and delivery by the relevant contractors is pending. For more information on the Integrated E&P Contracts program, see “Item 4—Information on the Company—Business Overview—Pemex Exploration and Production—Integrated Exploration and Production Contracts and Financed Public Works Contracts” and Note 26-d to our consolidated financial statements included herein.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

Results of Operations by Business Segment

This section presents the results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the fiscal years ended December 31, 2017, 2018 and 2019 as well as the percentage change in sales revenues for those years.

	Year Ended December 31,
	2017		2018		2019		2018 vs. 2017	2019 vs. 2018
	(in millions of pesos)(1)						(%)	(%)
Exploration and Production
Trade sales(2)	Ps.	—	Ps.	482,286	Ps.	409,512	100	(15.1)
Intersegment sales		762,637		397,200		330,977	(47.9)	(16.7)

Total net sales		762,637		879,486		740,489	15.3	(15.8)
Industrial Transformation
Total trade sales		863,573		961,104		793,998	11.3	(17.4)
Total intersegment sales		150,360		141,997		127,165	(5.6)	(10.4)

Total net sales		1,013,933		1,103,101		921,163	8.8	(16.5)
Drilling and Services(3)
Trade sales(2)		42		199		21	373.8	(89.4)
Intersegment sales		3,400		3,414		2,758	0.4	(19.2)

Total net sales		3,442		3,613		2,779	5.0	(23.1)
Logistics
Trade sales(2)		3,715		4,708		4,664	26.7	(0.9)
Intersegment sales		70,672		63,673		88,605	(9.9)	39.2

Total net sales		74,387		68,381		93,269	(8.1)	36.4
Cogeneration and Services(4)
Trade sales(2)		335		—		—	n.a.	n.a.
Intersegment sales		114		—		—	n.a.	n.a.

Total net sales		449		—		—	n.a.	n.a.
Fertilizers
Trade sales(2)		4,125		2,938		1,635	(28.8)	(44.3)
Intersegment sales		643		66		561	(89.7)	750.0

Total net sales		4,768		3,004		2,196	(37.0)	(26.9)
Ethylene(5)
Trade sales(2)		12,648		12,822		5,258	1.4	(59.0)
Intersegment sales		1,566		1,635		723	4.4	(55.8)

Total net sales		14,214		14,457		5,981	1.7	(58.6)
Trading Companies
Trade sales(2)		508,606		204,168		175,577	(59.9)	(14.0)
Intersegment sales		539,193		640,382		484,139	18.8	(24.4)

Total net sales		1,047,799		844,550		659,716	(19.4)	(21.9)
Corporate and other subsidiary companies
Trade sales(2)		3,985		12,893		11,306	223.5	(12.3)
Intersegment sales and eliminations		(1,528,585)		(1,248,367)		(1,034,928)	(18.3)	(17.1)

Total net sales		(1,524,600)		(1,235,474)		(1,023,622)	(19.0)	(17.1)

Total net sales	Ps.	1,397,029	Ps.	1,681,118	Ps.	1,401,971	20.3	(16.6)

Note: Numbers may not total due to rounding.

n.a.	Not available.
(1)	Figures for 2017, 2018 and 2019 are stated in nominal pesos.
(2)	Trade sales represent sales to external customers. See “Item 3—Key Information—Selected Financial Data.”
(3)

Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production. See “Item 4—Information on the Company—History and Development”.

(4)	This company was liquidated in 2018. See “Item 4—Information on the Company—History and Development”.
(5)

Prior to July 1, 2019, Pemex Ethylene operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Ethylene was merged into Pemex Industrial Transformation. See “Item 4—Information on the Company—History and Development”.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the three-year period ended December 31, 2019, as well as the percentage change in income for the years 2017 to 2019.

	Year Ended December 31,			2018 vs. 2017	2019 vs. 2018
	2017	2018	2019
	(in millions of pesos)(1)			(%)	(%)
Business Segment
Exploration and Production	Ps.(151,037)	Ps.(8,147)	Ps.(309,502)	94.6	3,699.0
Industrial Transformation	(55,787)	(57,049)	(71,037)	(2.3)	24.5
Drilling and Services(2)	1,266	217	2,860	82.9	1,218.0
Logistics	(834)	(62,576)	87,815	(7,403.1)	(240.3)
Cogeneration and Services(3)	(92)	—	n.a.	n.a.	n.a.
Fertilizers	(4,270)	(5,330)	(7,344)	(24.8)	37.8
Ethylene(4)	(1,442)	(4,986)	(1,391)	(245.8)	(72.1)
Trading Companies	12,045	4,778	5,186	60.3	8.5
Corporate and other subsidiary companies(5)	(80,699)	(47,330)	(54,498)	41.3	15.1

Total net income (loss)	Ps.(280,851)	Ps.(180,422)	Ps.(347,911)	164.2	92.8

Note: Numbers may not total due to rounding.

n.a.	not available.
(1)	Figures are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(2)

Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production. See “Item 4—Information on the Company—History and Development”.

(3)	This company was liquidated in 2018. See “Item 4—Information on the Company—History and Development”.
(4)

Prior to July 1, 2019, Pemex Ethylene operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Ethylene was merged into Pemex Industrial Transformation. See “Item 4—Information on the Company—History and Development”.

(5)	Includes intersegment eliminations.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

2019 compared to 2018

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

Exploration and Production

In 2019, total sales decreased by 15.8%, primarily due to the decrease in crude oil export prices. The weighted average price of crude oil sold by our exploration and production segment for export was U.S. $55.60 in 2019, as compared to U.S. $62.29 in 2018. Net loss related to exploration and production activities increased by Ps. 301,335 million, from a Ps. 8,147 million loss in 2018 to a Ps. 309,502 million loss in 2019, primarily due to net impairment of our fixed assets in this segment.

Industrial Transformation

In 2019, trade sales related to industrial transformation activities decreased by 17.4%, from Ps. 961,104 million in 2018 to Ps. 793,988 million in 2019, primarily due to a decrease in the average sales prices of petroleum products. Intersegment sales decreased by 10.4%, from Ps. 141,997 million in 2018 to Ps. 127,165 million in 2019, primarily due to a decrease in sales of natural gas. In 2019, our net loss related to industrial transformation activities was Ps. 71,037 million, a 24.5% greater loss than the loss of Ps. 57,049 million in 2018. The increase in loss was primarily due to lower sales.

Drilling and Services

In 2019, total sales related to the drilling and services segment decreased by 23.1%, from Ps. 3,613 million resulting from 12 months of operations in 2018 to Ps. 2,779 million resulting from six months of operations in 2019. This decrease was primarily due to the merger of this segment at the end of the second quarter of 2019 into our exploration and production segment. Net income related to drilling and services increased by Ps. 2,643 million, from a net income of Ps. 217 million resulting from 12 months of operations in 2018 to net income of Ps. 2,860 million resulting from six months of operations in 2019, primarily due to a decrease in other expenses.

Logistics

In 2019, total sales related to the logistics segment increased by 36.4%, from Ps. 68,381 million in 2018 to Ps. 93,269 million in 2019, primarily due to an increase in the services provided to Pemex Industrial Transformation. In 2019, our net income related to logistics activities was Ps. 87,815 million, a variation of Ps. 150,391 million in comparison to our net loss of Ps. 62,576 million in 2018. This net income was primarily due to the net reversal of impairment of our fixed assets in this segment.

Fertilizers

In 2019, total sales related to the fertilizers segment decreased by 26.9%, from Ps. 3,004 million in 2018 to Ps. 2,196 million in 2019. This decrease was primarily due to a decrease in the trade sales of ammonia. In 2019 our net loss related to our fertilizer activities increased by 37.8%, from a net loss of Ps. 5,330 million in 2018 to a net loss of Ps. 7,344 million in 2019, primarily due to a decrease in profit sharing in joint ventures and associates.

Ethylene

In 2019, total sales related to our ethylene business decreased by 58.6%, from Ps. 14,457 million resulting from 12 months of operations in 2018 to Ps. 5,981 million resulting from six months of operations in 2019, primarily due to the merger of this segment at the end of the second quarter of 2019 into our industrial transformation segment. In 2019, our net loss related to our ethylene activities decreased by Ps. 3,595 million, from a net loss of Ps. 4,986 million resulting from 12 months of operations in 2018 to a net loss of Ps. 1,391 million resulting from six months of operations in 2019. This decrease in loss was primarily because the segment was only operating for a portion of the year in 2019 as compared to the full year of 2018.

Trading Companies

In 2019, total sales relating to the Trading Companies’ exports of crude oil and petroleum products to third parties (including services income) decreased in peso terms, from Ps. 204,168 million in 2018 to Ps. 175,577 million in 2019, primarily as a result of a decrease in crude oil export prices. In 2019, net income related to the Trading Companies increased by 8.5%, from Ps. 4,778 million in 2018 to Ps. 5,186 million in 2019, primarily as a result of lower costs of operation.

Corporate and Other Subsidiary Companies

In 2019, the total sales relating to corporate and other subsidiary companies after inter-company eliminations decreased from Ps. 1,235,474 million in 2018 to Ps. 1,023,622 million in 2019, primarily due to a decrease in total intercompany sales. Net loss related to corporate and other subsidiary companies after inter-company eliminations increased 15.1%, from a net loss of Ps. 47,330 million in 2018 to a net loss of Ps. 54,496 million in 2019, primarily due to unfavorable results from subsidiary companies.

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

Exploration and Production

In 2018, total sales increased by 15.3%, primarily due to the increase in crude oil export prices. In 2017, sales of crude oil to the Trading Companies were presented as intersegment sales but, as a result of our implementation of accounting standard IFRS 15 in 2018 and the determination that PMI is considered an agent of Pemex Exploration and Production, all of Pemex Exploration and Production’s crude oil export sales are recognized as sales to third parties in 2018. The weighted average price of crude oil sold by our exploration and production segment for export was U.S. $62.29 in 2018, as compared to U.S. $47.26 in 2017. Net loss related to exploration and production activities decreased by Ps. 142,890 million, from a Ps. 151,037 million loss in 2017 to a Ps. 8,147 million loss in 2018, primarily due to net reversal of impairment of our fixed assets in this segment.

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

Ethylene

In 2018, total sales related to our ethylene business increased by 1.7%, from Ps. 14,214 million in 2017 to Ps. 14,457 million in 2018, primarily due to an increase in sales of monoethylenglecol. In 2018, our net loss related to our ethylene activities increased by Ps. 3,544 million, from a net loss of Ps. 1,442 million in 2017 to a net loss of Ps. 4,986 million in 2018. This increase in loss was primarily due an increase in cost of sales and taxes.

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

The Mexican Petroleum Institute is a public research organization under the SENER. The objective of the IMP is to develop the Mexican petroleum, petrochemical and chemical industries and assist us in the development of the Mexican energy sector. We work closely with the IMP on many of our research and development initiatives.

For example, we collaborate with the IMP through their Centro de Tecnología para Aguas Profundas (Deep-Water Technology Center or CTAP). The CTAP is equipped with various laboratories to research drilling of wells, characterization of natural and operational risks and qualification and design of production tools, equipment and systems for use by the petroleum sector in deep water. The center is located in Boca del Río, Veracruz.

We also coordinate with other entities outside of Mexico. On March 6, 2019, we signed a memorandum of understanding with the JBIC with the purpose of exchanging experiences and promoting development in the energy sector.

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

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of March 30, 2020.

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Ms. Norma Rocío Nahle García	Chairperson of the Board of Directors of Petróleos Mexicanos and Secretary of Energy Born: 1964 Business experience: Senator of the LXIV Legislature; Federal Deputy of the LXIII Legislature; and Advisor to the Energy Commission of the Chamber of Deputies of the LIX Legislature and of the Senate of the LXII Legislature. Other board memberships: CFE (Chairperson); Centro Nacional de Control de Energía (Chairperson); CENAGAS (Chairperson); Instituto Nacional de Investigaciones Nucleares (Chairperson); IMP (Chairperson); and Fondo Mexicano del Petróleo.	2018

Mr. Miguel Ángel Maciel Torres

Alternate Board Member of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy

Born: 1960

Business experience: Deputy Director of Businesses Development for Exploration and Production of Petróleos Mexicanos; Deputy Director of Alliances Management of Pemex Exploration and Production; and Deputy Director of Field Development of Pemex Exploration and Production.

Other board memberships: CENAGAS; Centro Nacional de Metrología; Comisión Nacional de Inversiones Extranjeras; Fondo Sectorial del Consejo Nacional de Ciencia y Tecnología (CONACYT); and Comisión Nacional de Vivienda (CONAVI).

		2019

Mr. Arturo Herrera Gutiérrez

Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit

Born: 1966

Business experience: Undersecretary of Finance and Public Credit of the Ministry of Finance and Public Credit; Member of Transition Team for the Ministry of Finance and Public Credit; Practice Manager for East Asia at the World Bank; and Practice Manager for Latin America and the Caribbean at the World Bank.

Other board memberships: Centro de Investigación y Seguridad Nacional; Casa de Moneda de México (Chairperson); Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (CONDUSEF) (Chairperson); Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (Chairperson); Instituto para la Protección al Ahorro Bancario (Chairperson); Lotería Nacional para la Asistencia Pública (Chairperson); Pronósticos para la Asistencia Pública (Chairperson); Servicio de

		2019

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Administración y Enajenación de Bienes (SAE) (Chairperson); Agroasemex, S.A. (Chairperson); Banco del Bienestar, S.N.C. (Chairperson); Banco Nacional de Comercio Exterior, S.N.C. (BANCOMEXT) (Chairperson); Banco Nacional de Obras y Servicios Públicos, S.N.C. (BANOBRAS) (Chairperson); Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C. (BANJERCITO) (Chairperson); Nacional Financiera, S.N.C. (NAFIN) (Chairperson); Seguros de Crédito a la Vivienda SHF, S.A. de C.V. (SCV) (Chairperson); Sociedad Hipotecaria Federal, S.N.C. (SHF) (Chairperson); Fondo de Operación y Financiamiento Bancario a la Vivienda; CNBV; Comisión Nacional de Seguros y Fianzas (CNSF); Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) (Chairperson); Servicio de Administración Tributaria (Tax Administration Service, or the SAT) (Chairperson); Instituto Nacional de las Personas Adultas Mayores; Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad; Coordinación Nacional de PROSPERA, Programa de Inclusión Social; Comisión Nacional Forestal; Instituto Mexicano de Tecnología del Agua; Instituto Nacional de Ecología y Cambio Climático (INECC); CONAGUA; ASEA; Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos (CAPUFE); Servicio Postal Mexicano (SEPOMEX); Telecomunicaciones de México (TELECOMM); Consejo Nacional de Fomento Educativo; Fondo de Cultura Económica; Instituto Mexicano de la Radio; Instituto Nacional para la Educación de los Adultos; Fideicomiso de los Sistemas Normalizado de Competencia Laboral y de Certificación de Competencia Laboral; Instituto del Fondo Nacional para el Consumo de los Trabajadores (INFONACOT); Instituto Nacional de Ciencias Penales; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE); Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT); Instituto Mexicano del Seguro Social (IMSS); Instituto Nacional de las Mujeres (INMUJERES); CFE; Comisión de Política Gubernamental en materia de Derechos Humanos; Comisión Intersecretarial de Cambio Climático; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Intersecretarial para el Conocimiento y Uso de la Biodiversidad; Comisión Intersecretarial para el Otorgamiento de Concesiones y Permisos previstos en la Ley de Aeropuertos; Comisión Intersecretarial para la Instrumentación del Programa de Integración del Registro Nacional de Población; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Consejo Nacional de Educación para la Vida y el Trabajo; Consejo Nacional para las Comunidades Mexicanas en el Exterior; Comisión Coordinadora para la Negociación de Precios de Medicamentos y Otros Insumos para la Salud; Comisión Intersecretarial de Compras y Obras de la Administración Pública Federal a la Micro, Pequeña y Mediana Empresa; Comisión Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Comisión Intersecretarial de Desarrollo Social; Comisión Intersecretarial para el Desarrollo de los Bioenergéticos; Comisión Intersecretarialpara la Atención deSequías e Inundaciones; Comisión Intersecretarial para la Instrumentación de la Cruzada contra el Hambre; Comisión Intersecretarial para la Prevención Social de la Violencia y la Delincuencia; Comisión de Cambios (Chairperson); Comisión Nacional de Inversiones Extranjeras; Comisión Nacional de Inversiones Extranjeras; Comisión Ambiental Metropolitana; Consejo de Estabilidad del Sistema Financiero; Consejo de Seguridad Nacional; Technical Committee of the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional para la Prevención y Control de las Enfermedades Crónicas No Transmisibles; Comité Técnico Especializado en Información sobre Discapacidad del Sistema Nacional de Información Estadística y Geográfica; Comité Nacional de Productividad; Comité Nacional de Seguridad Aeroportuaria; and Consejo Nacional de Protección Civil.

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Gabriel Yorio González

Alternate Board Member of Petróleos Mexicanos and Undersecretary of Finance and Public Credit of the Ministry of Finance and Public Credit

Born: 1976

Business experience: Head of the Public Credit Unit of the Ministry of Finance and Public Credit; Public Sector Specialist at the World Bank; and Financial Management Specialist at the World Bank.

Other board memberships: Agencia Mexicana de Cooperación Internacional para el Desarrollo; Casa de Moneda de México; CONDUSEF (Alternate); Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero; Instituto para la Protección al Ahorro Bancario (Alternate); Lotería Nacional para la Asistencia Pública (Alternate); Pronósticos para la Asistencia Pública (Alternate); SAE; Agroasemex, S.A.; Banco del Bienestar, S.N.C.; BANCOMEXT; BANOBRAS; BANJERCITO; NAFIN; SCV; SHF; Fondo de Capitalización e Inversión del Sector Rural; Fondo de Garantía y Fomento para la Agricultura, Ganadería y Avicultura; Fondo de Garantía y Fomento para Actividades Pesqueras; Fondo de Operación y Financiamiento Bancario a la Vivienda; CNBV; CNSF; CONSAR; SAT (Alternate); CENAGAS; Centro Nacional de Control de la Energía; ISSSTE; CFE (Alternate); Comisión de Fomento del as Actividades de las Organizaciones de la Sociedad Civil; Comisión Intersecretarial para el Desarrollo de los Bioenergéticos; Comisión Intersecretarial para la Transición Digital; Comisión de Cambios; Comisión Permanente de Servicios de Salud a la Comunidad; Comisión de Comercio Exterior; Comisión Tripartita encargada de la Evaluación y Seguimiento de las Disposiciones establecidas en la Ley de Ayuda Alimentaria para los Trabajadores; Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Teatral Nacional; Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Cinematográfica Nacional; Comisión Nacional de Inversiones Extranjeras (Alternate); Consejo de Estabilidad del Sistema Financiero; Consejo de Salubridad General; Consejo Nacional de Armonización Contable; Technical Committee of the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Alternate); Consejo Consultivo Nacional del Sistema Nacional de Información Estadística y Geográfica; Comité Nacional de Productividad (Alternate); and Comisión to which Article 15 of the Ley de Ayuda Alimentaria para los Trabajadores (Law of Food Assistance for Workers).

2019

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

Ms. Graciela Márquez Colín

Board Member of Petróleos Mexicanos and Secretary of Economy

Born: 1965

Business experience: Visiting Professor of the University of California at San Diego; Academic Coordinator of the Center of Historical Studies of El Colegio de México; and Visiting Professor of the University of Chicago.

Other board memberships: Aeropuertos y Servicios Auxiliares; Banco del Bienestar, S.N.C.; BANCOMEXT; CAPUFE; Centro de lnvestigación y Docencia Económicas, A.C.; Centro Nacional de Metrología; CFE; Comisión Nacional de Mejora Regulatoria (President); Comisión Intersecretarial de Bioseguridad de los Organismos Geneticamente Modificados; Comisión lntersecretarial de Cambio Climático; Comisión lntersecretarial de Gasto Publico, Financiamiento y Desincorporación; Comisión lntersecretarial de Vivienda; Comisión lntersecretarial de Zonas Económicas Especiales; Comisión lntersecretarial para el Desarrollo del Gobierno Electrónico; Comisión lntersecretarial para el Desarrollo Rural Sustentable; Comisión lntersecretarial para el Manejo Sustentable de Mares y Costas; Comisión lntersecretarial para la Atención de Sequias e lnundaciones; Comisión lntersecretarial para la Instrumentación de la Cruzada contra el Hambre; Comisión lntersecretarial para la Prevención y Combate a la Economía Ilegal; Comisión lntersecretarial para la Prevención y Erradicación del Trabajo lnfantil y la Protección de Adolescentes Trabajadores en Edad Permitida en Mexico; Comisión lntersecretarial para la Prevención Social de la Violencia y la Delincuencia; Comisión lntersecretarial para la Ventanilla Digital Mexicana de Comercio Exterior; Comisión lntersecretarial para la Reinserción Social y Servicios Postpenales; Comisión Nacional de Inversiones Extranjeras (Chairperson); CONAVI; Comisión Nacional del Agua; Comisión Nacional Forestal; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Comité de Control y Desempeño Institucional (Chairperson); Comité lntersectorial para la lnnovación (Chairperson); Comité Nacional de Productividad; Comité Nacional para el Desarrollo Sustentable de la Caña de Azucar; Consejo Nacional de Normalización y Certificación de Competencias Laborales; Consejo Nacional de Ordenamiento Territorial y Desarrollo Urbano; Consejo Nacional contra las Adicciones; CONACYT; Consejo Mexicano para el Desarrollo Rural Sustentable; Consejo Nacional de Protección Civil; Consejo de Salubridad General; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa (Chairperson); Coordinación Nacional de PROSPERA, Programa de Inclusión Social; El Colegio de la Frontera Norte, A.C.; Fideicomiso de Fomento Minero (Chairperson); Fideicomiso e-México; Fideicomiso para Promover el Acceso al Financiamiento de MIPYMES y Emprendedores (President); INFONAVIT; INFONACOT; IMJUVE; Instituto Mexicano de la Propiedad Industrial (President); INMUJERES; Fondo Nacional del Emprendedor; NAFIN; Fideicomiso Público ProMéxico (Chairperson); Seguridad Alimentaria Mexicana; Servicio Geológico Mexicano; Servicio Nacional de Capacitación y Asistencia Técnica Rural; SEPOMEX; TELECOMM; Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.; DICONSA, S.A. de C.V.; and LICONSA, S.A. de C.V.

2018

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Francisco José Quiroga Fernández	Alternate Board Member of Petróleos Mexicanos and Undersecretary of Mining of the Ministry of Economy Born: 1973 Business experience: Director of Trading of Steel and Commodities, S.A.M.; Director of Operations of Coutinho & Ferrostaal GmbH; and Director of Human Resources and Chief of Staff of the CEO of ArcelorMittal Mexico, S.A. de C.V. Other board memberships: CFE (Alternate); CONAGUA (Alternate); Chairperson of Exportadora de Sal, S.A. de C.V.; Fideicomiso de Fomento Minero (Alternate); and Servicio Geológico Mexicano (Alternate).	2019

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Víctor Manuel Toledo Manzur	Board Member of Petróleos Mexicanos and Secretary of Environment and Natural Resources Born: 1945 Business experience: Researcher at the Instituto de Investigaciones en Ecosistemas y Sustentabilidad of the Universidad Nacional Autónoma de México; Researcher at the Instituto de Ecología of the Universidad Nacional Autónoma de México; and Researcher at the Instituto de Biología of the Universidad Nacional Autónoma de México.	2019

Mr. Julio César Jesús Trujillo Segura

Alternate Board Member of Petróleos Mexicanos and Undersecretary of Promotion and Environmental Regulation of the Ministry of Environment and Natural Resources

Born: 1975

Business experience: Deputy General Director of Improvement of Normative, Regulatory and Promotion Instruments at the Ministry of Environment and Natural Resources; and Area Director at the Ministry of Environment and Natural Resources.

Other board memberships: Grupo Aeroportuario de la Ciudad de México (Alternate); Comité de Evaluación para la Dictaminación de las Zonas de Desarrollo Turístico Sustentable; ISSSTE (Alternate); IMP; National Advising Committee of Normalization of ASEA.

		2019

Mr. Manuel Bartlett Díaz

Board Member of Petróleos Mexicanos and Director General of CFE

Born: 1936

Business experience: Senator of the LXIII and LXII Legislatures; and Governor of the State of Puebla.

Other board memberships: CFE Generación I (Chairperson); CFE Generación II (Chairperson); CFE Generación III (Chairperson); CFE Generación IV (Chairperson); CFE Generación V (Chairperson); CFE Generación VI (Chairperson); CFE Transmisión (Chairperson); CFE Distribución (Chairperson); Suministrador de Servicios Básico (Chairperson); CFE Telecomunicaciones e Internet Para Todos (Chairperson); CFE Calificados (Chairperson); CFEnergía (Chairperson); and CFE Internacional (Chairperson).

		2018

Mr. Juan José Paullada Figueroa	Independent Board Member of Petróleos Mexicanos Born: 1951 Business experience: Partner Director of Paullada, Guevara y Asociados, S.C.; Fiscal Attorney Officer of the Federation; Director General of the Fideicomiso Liquidador de Instituciones y Organizaciones Auxiliares de Crédito; and Director of Economic Analysis of the Ministry of Finance and Public Credit. Other board memberships: Consultant on fiscal matters to the boards of various companies.	2019

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Mr. José Eduardo Beltrán Hernández	Independent Board Member of Petróleos Mexicanos Born: 1942 Business experience: President of the Political and Social Sciences of the Academia Mexicana de Ciencias, Tecnologías y Humanidades; Federal Deputy; President of the Energy Commission of the LIII Legislature of the Chamber of Deputies; and General Secretary of Government of the State of Tabasco.	2019

Mr. Francisco José Garaicochea y Petrirena

Independent Board Member of Petróleos Mexicanos

Born: 1931

Business experience: Chief of the Department of Petroleum Exploitation in the Engineering Division of Earth Sciences at Universidad Nacional Autónoma de México; Practices and Degrees Coordinator at Universidad Nacional Autónoma de México; Member of the Expertise Commission of the Universidad Nacional Autónoma de México; Chief of the Department of Oil Fields at Petróleos Mexicanos; Chief of the Production Division at Petróleos Mexicanos; and Professor at the Universidad de Oriente de Venezuela.

Other board memberships: Grupo de Ingenieros PEMEX Constitución del 17 (Chairperson); and Observatorio Ciudadano Métrica (Vicepresident).

		2019

Mr. Rafael Espino de la Peña

Independent Board Member of Petróleos Mexicanos

Born: 1963

Business experience: Partner Founder of Fernández, Espino y Asociados México S.C.; Director General and Board Member of Hospital Amerimed Cancún, S.A. de C.V.; and Director General of Hospital Amerimed Playa del Carmen, S.A. de C.V..

Other board memberships: Distribuidora Medisur, S.A. de C.V.; Medisur, S.A. de C.V.; lnmobiliaria Medisur, S.A. de C.V.; Operadora Medisur S.A. de C.V.; Promotora Variante S.A. de C.V.; Inmobiliaria Corbeta S.A. de C.V.; Autotransportes del Real S.A. de C.V. (Secretary); RAG Capital Partners S.A.P.I. de C.V.; RAG Capital Sports, S.A.P.I. de C.V.; Concentradora de Recursos Amerimed, S.A. de C.V.; Club de Futbol Atlante, S.A. de C.V.; Hospital Amerimed Cozumel Islamed, S.A. de C.V.; Hospital Amerimed Playa del Carmen, S.A. de C.V.; Hospital Amerimed Cancún, S.A. de C.V.; and Espino y Borunda Abogados, S.C. (Chairperson).

		2019

Mr. Humberto Domingo Mayans Canabal	Independent Board Member of Petróleos Mexicanos Born: 1949 Business experience: Senator of the LXII and LXIII Legislatures; Coordinator for Migration Affairs in the Southern Border of the Ministry of the Interior; and General Secretary of Government of the State of Tabasco.	2019

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Octavio Romero Oropeza	Chief Executive Officer/Director General Born: 1959 Business experience: President of the MORENA Political State Council of Tabasco; Head Official of the Federal District Government; and Federal Deputy of the LVI Legislature. Other board memberships: CFE	2018

Mr. Alberto Velázquez García	Chief Financial Officer / Corporate Director of Finance Born: 1970 Business experience: Director of Projects and Public Finance of Grupo Financiero Banorte, S.A.B. de C.V; Independent Consultant for Financing Structuring and Investment Projects; and Director of Public Policy Analysis of Consultora EF&I, Grupo Financiero Interacciones.	2018

Mr. Marcos Manuel Herrería Alamina	Corporate Director of Management and Services Born: 1967 Business experience: Director General of Management of the Ministry of Finance of Mexico City; Private Secretary of the Head Official of the Federal District Government; and Administrative Coordinator of the Procuraduría General de Justicia of the Federal District.	2019

Mr. Víctor Manuel Navarro Cervantes	Corporate Director of Planning, Coordination and Performance Born: 1963 Business experience: Managing Director of Urvian Servicios de Consultoría para la Administración Pública; General Coordinator of Administrative Modernization of the Administrative Office of the Government of the Federal District; and Director General of Management and Finance of the Sistema de Transporte Colectivo of the Federal District.	2018

Ms. Luz María Zarza Delgado	Legal Director Born: 1968 Business experience: Deputy Director of Legal Counsel of Petróleos Mexicanos; General Counsel of the Universidad Autónoma del Estado de México; Legal Counsel of the State of Mexico; and Magistrate of the Electoral Court of the State of Mexico.	2018

Mr. Francisco Javier Vega Rodríguez	Head of Internal Auditing Born: 1955 Business experience: Advisor “A” of Internal Auditing of Petróleos Mexicanos; and Analysis Director of Superior Audit of the ASF.	2019

Pemex Exploration and Production—Directors and Executive Officers
Name	Position with Pemex Exploration and Production	Year Appointed
Mr. Octavio Romero Oropeza	Chairperson of the Board of Pemex Exploration and Production (refer to Petróleos Mexicanos)	2018

Mr. Miguel Gerardo Breceda Lapeyre	Board Member of Pemex Exploration and Production and Director General of Pemex Industrial Transformation Born: 1949 Business experience: General Coordinator of Green Growth of the Instituto Nacional de Ecología y Cambio Climático; Professor Researcher of the Universidad Autónoma de la Ciudad de México; and Professor Researcher of the Universidad Politécnica de Sinaloa. Other board memberships: Administración Portuaria Integral Dos Bocas; and IMP.	2018

Mr. Javier Núñez López	Board Member of Pemex Exploration and Production and Acting Operative Director of Procurement and Supply of Petróleos Mexicanos Born: 1965 Business experience: Director of Management of Xalapa, Veracruz; Chief of Staff of the LXII Legislature of the State of Tabasco Congress; and Director of Management of the Secretaría de Salud of the State of Tabasco. Other board memberships: None.	2018

Mr. Alberto Velázquez García	Board Member of Pemex Exploration and Production (refer to Petróleos Mexicanos)	2018

Mr. Jorge Alberto Arévalo Villagrán	Board Member of Pemex Exploration and Production and Director General of Exploration and Extraction of Hydrocarbons of the Ministry of Energy Born: 1961 Business experience: Visiting Professor in Petroleum Engineering of Universidad Nacional Autónoma de México; Technical Director of Special Projects of Soluciones en Software Especializado Némesis, S.A. de C.V.; and Associate Managing Director of Strategies and Plans of Pemex Exploration and Production. Other board memberships: Fondos Sectoriales CONACYT-Secretaría de Energía-Hidrocarburos.	2018

Mr. Gabriel Yorio González	Board Member of Pemex Exploration and Production and Undersecretary of Income of the Ministry of Finance and Public Credit (refer to Petróleos Mexicanos)	2019

Mr. Francisco Javier Flamenco López	Board Member of Pemex Exploration and Production, Acting Director General of Pemex Exploration and Production and Technical Deputy Director of Exploration and Production of Pemex Exploration and Production Born: 1965 Business experience: Acting Deputy Director of Technical Specialty of Explotation of Pemex Exploration and Production; Manager of Activo Integral de Producción Bloques Norte 02 of Pemex Exploration and Production; and Acting Deputy Director of Fields Development of Pemex Exploration and Production.	2019

Pemex Industrial Transformation—Directors and Executive Officers
Name	Position with Pemex Industrial Transformation	Year Appointed
Mr. Octavio Romero Oropeza	Chairperson of the Board of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2018

Mr. Marcos Manuel Herrería Alamina	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2019

Mr. Víctor David Palacios Gutiérrez	Board Member of Pemex Industrial Transformation and Director General of Natural Gas and Petrochemicals of the Ministry of Energy Born: 1954 Business experience: Member of group participating in the rescue of PEMEX in the areas of refining and petrochemicals from 2016 to 2018. Other board memberships: Centro Nacional de Metrología (Alternate); Fideicomiso Público de Administración y Pago CENAGAS – BANCOMEXT No. 0637; and Committee of Control and Institutional Performance of CENAGAS.	2019

Mr. Alberto Velázquez García	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2018

Mr. Francisco Javier Flamenco López	Board Member of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2019

Mr. Gabriel Yorio González	Board Member of Pemex Industrial Transformation and Undersecretary of Income of the Ministry of Finance and Public Credit (refer to Petróleos Mexicanos)	2019

Mr. Miguel Gerardo Breceda Lapeyre	Board Member of Pemex Industrial Transformation and Director General of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2018

Pemex Logistics—Directors and Executive Officers
Name	Position with Pemex Logistics	Year Appointed
Mr. Octavio Romero Oropeza	Chairperson of the Board of Pemex Logistics (refer to Petróleos Mexicanos)	2018

Mr. Marcos Manuel Herrería Alamina	Board Member of Pemex Logistics (refer to Petróleos Mexicanos)	2019

Ms. Brenda Fierro Cervantes	Board Member of Pemex Logistics and Deputy Director of Information Technology of Petróleos Mexicanos Born: 1974 Business experience: Acting Chief Information Officer/Acting Corporate Director of Information Technology and Deputy Director of Technologic Alliance of Petróleos Mexicanos; and Project Leader of Lingo Systems, S.A. de C.V.	2018

Mr. Guillermo Alejandro Perabeles Garza	Board Member of Pemex Logistics and Deputy Director of Strategic Planning and Regulatory Analysis of Petróleos Mexicanos Born: 1948 Business experience: Deputy Manager of Strategy Optimization at Petróleos Mexicanos; Executive Director of Regulations Proposal of the Government of the Federal District; and Director of Administrative Regulation of the Government of the Federal District.	2019

Mr. Carlos Fernando Cortez González	Board Member of Pemex Logistics and Deputy Director of Budget and Accounting of Petróleos Mexicanos Born: 1971 Business experience: Acting Manager Director of Budget of Petróleos Mexicanos; Associate Managing Director of Programming and Financial Analysis of Petróleos Mexicanos; and Deputy Manager of Income and Operational Outcomes of Petróleos Mexicanos.	2019

Ms. Reyna María Basilio Ortiz	Board Member of Pemex Logistics and Coordinator of Procurement and Supply for Pemex Industrial Transformation Born: 1961 Business experience: Executive Director of Operations of the Metro Project of the Federal District; and Advisor and Director of Management of Contracts of the Metro Project of the Federal District.	2018

Mr. Antonio López Velarde Loera	Board Member of Pemex Logistics and Deputy Director of Risk Management and Reinsurance of Petróleos Mexicanos Born: 1976Business experience: Associate Managing Director of Financial Risk Management of Petróleos Mexicanos; Deputy Manager of Capital Markets and Derivatives of Petróleos Mexicanos; and Deputy Manager of Derivative Transactions of Petróleos Mexicanos.	2018

Mr. Javier Emiliano González del Villar	Director General of Pemex Logistics Born: 1972 Business experience: General Inspector of the Federal Police; and Advisor of the National Commissioner of the Comisión Nacional contra las Adicciones.	2018

Pemex Fertilizers—Directors and Executive Officers
Name	Position with Pemex Fertilizers	Year Appointed
Mr. Octavio Romero Oropeza	Chairperson of the Board of Pemex Fertilizers (refer to Petróleos Mexicanos)	2018

Mr. Marcos Manuel Herrería Alamina	Board Member of Pemex Fertilizers (refer to Petróleos Mexicanos)	2019

Mr. Javier Emiliano González del Villar	Board Member of Pemex Fertilizers (refer to Pemex Logistics)	2018

Mr. Ángel Rossette Rodríguez	Board Member of Pemex Fertilizers and Deputy Director of Gas and Petrochemicals Process of Pemex Industrial Transformation Born: 1960 Business experience: Acting Associate Managing Director of Salina Cruz Refinery of Pemex Industrial Transformation; and Managing Director of Nuevo Pemex GPC of Pemex Industrial Transformation.	2018

Mr. Carlos Fernando Cortez González	Board Member of Pemex Fertilizers (refer to Pemex Logistics)	2019

Mr. Valentín Matías Soto Pérez	Board Member of Pemex Fertilizers and Deputy Director of Performance Evaluation and Continuous Improvement of Petróleos Mexicanos. Born: 1956 Business experience: Deputy Director of the Secretaría de Educación Pública; Chief of Services of the ISSSTE; and Director of the Secretaría de Seguridad Pública.	2019

Mr. Juan Carlos Turpin Arce	Board Member of Pemex Fertilizers and Acting Coordinator of Budget Operation for Pemex Fertilizers Born: 1976 Business experience: Superintendent of Formulation and Operation for Other Businesses of Petróleos Mexicanos; General Superintendent of Budget Control of Pemex Refining; and Budget Coordinator of Pemex Refining.	2019

Mr. Francisco González Ortega	Director General of Pemex Fertilizers Born: 1963 Business experience: Area Director of the Mexican Presidency Office; General Director of the Laboratory of Public Works Revisions at the Secretaría de la Contraloría General of Mexico City; and Internal Comptroller at the Secretaría de Obras y Servicios of Mexico City.	2019

Compensation of Directors and Officers

For the year ended December 31, 2019, the aggregate compensation of executive officers of Petróleos Mexicanos and the existing subsidiary entities (14 people) paid or accrued in that year for services in all capacities was Ps. 30.9 million. Except in the case of the independent members, with respect to the previous Board of Directors of Petróleos Mexicanos and the boards of directors of the existing subsidiary entities, and the independent members, with respect to the new Board of Directors of Petróleos Mexicanos, the members of our boards of directors do not receive compensation for their services. The compensation paid or accrued during 2019 to the professional members of the previous Board of Directors of Petróleos Mexicanos and boards of directors of the existing subsidiary entities was Ps. 5.9 million. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for information about the salary advances that we offer to our executive officers as an employee benefit.

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

The Board of Directors of Petróleos Mexicanos appoints members to and convened the four committees established by the Petróleos Mexicanos Law to support its work. Unless otherwise specified in the Petróleos Mexicanos Law, the memberships of these committees must consist of at least three, but no more than five, members of the Board of Directors of Petróleos Mexicanos. Each of these committees must include two independent members of the Board of Directors of Petróleos Mexicanos, with the exception of the Audit Committee, which must include three independent members. Each of the Secretary of Energy, the Secretary of Finance and Public Credit and any ministry-level secretary serving as a member of the Board of Directors of Petróleos Mexicanos may designate one or more alternates to take his or her place at committee meetings, provided that these alternates are public officials whose positions are not more than two levels below such secretary’s position in the Mexican Government.

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

The Audit Committee consists of the following members:

•	Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Audit Committee;

•	Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Francisco José Garaicochea y Petrirena, independent member of the Board of Directors of Petróleos Mexicanos.

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

The Human Resources and Compensation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Rafael Espino de la Peña, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Human Resources and Compensation Committee;

•	Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Arturo Herrera Gutiérrez, member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Graciela Márquez Colín, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Víctor Manuel Toledo Manzur, member of the Board of Directors of Petróleos Mexicanos.

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

The Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

•	Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Strategy and Investment Committee;

•	Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Norma Rocío Nahle García, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Arturo Herrera Gutiérrez, member of the Board of Directors of Petróleos Mexicanos; and

•	Ms. Graciela Márquez Colín, member of the Board of Directors of Petróleos Mexicanos.

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

The Acquisitions, Leasing, Public Works and Services Committee of Petróleos Mexicanos consists of the following members:

•	Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Acquisitions, Leasing, Public Works and Services Committee;

•	Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Norma Rocío Nahle García, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Arturo Herrera Gutiérrez, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Víctor Manuel Toledo Manzur, member of the Board of Directors of Petróleos Mexicanos.

Employees

Excluding employees employed by us on a temporary basis, at December 31, 2019, Petróleos Mexicanos, its subsidiary entities and subsidiary companies had 125,735 employees, as compared to 128,021 at December 31, 2018. During 2019, Petróleos Mexicanos and the productive state-owned subsidiaries employed an average of 5,561 temporary employees.

The following table sets forth our employee numbers for the five years ended December 31, 2019:

Year	Petróleos Mexicanos and Subsidiary Entities	Subsidiary Companies	Total
2015	138,397	786	139,183
2016	126,940	3,393	130,333
2017	124,660	3,281	127,941
2018	124,818	3,203	128,021
2019	122,646	3,089	125,735

Source: Petróleos Mexicanos and the subsidiary companies.

As of December 31, 2019, the Petroleum Workers’ Union represented approximately 81.5% of the work force of Petróleos Mexicanos and the productive state-owned subsidiaries. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. Our relationship with our employees is regulated by the Ley Federal de Trabajo (which we refer to as the Federal Labor Law), a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union and the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation for White Collar Employees of PEMEX and Subsidiary Entities). The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union’s was officially established in 1938, we have not experienced labor strikes; we have experienced work stoppages for short periods of time, but none of these stoppages had a material adverse effect on our operations.

On July 31, 2019, Petróleos Mexicanos and the Petroleum Workers’ Union amended their collective bargaining agreement, which amendment became effective on August 1, 2019. The amended agreement provides for a 3.37% increase in wages, and will regulate their labor relations until July 31, 2021.

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

On December 24, 2015, the Ministry of Finance and Public Credit published in the Official Gazette of the Federation the General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries. On August 3, 2016, the Ministry of Finance and Public Credit informed us that the Mexican Government would assume Ps. 184.2 billion in payment liabilities related to our pensions and retirement plans, and accordingly replaced the Ps. 50.0 billion promissory note issued to us on December 24, 2015 with Ps. 184.2 billion in promissory notes. As of December 31, 2019, these promissory notes amounted to Ps. 126.5 billion.

On January 25, 2019, the Mexican Government prepaid promissory notes receivable 25 and 26A with original maturity dates of 2041 and 2042, respectively, for a total amount of Ps. 9.4 billion. On February 24, 2019, the Mexican Government prepaid promissory note receivable 24 with original maturity date of 2040, for a total amount of Ps. 5.9 billion. On March 20, 2019, the Mexican Government prepaid promissory note receivable 23 with an original maturity date of 2039, for a total amount of Ps. 6.2 billion. On April 17, 2019, the Mexican Government prepaid promissory note receivable 22 with an original maturity date of 2038, for a total amount of Ps. 6.5 billion. On May 20, 2019, the Mexican Government prepaid promissory note receivable 21 with an original maturity date of 2037, for a total amount of Ps. 6.8 billion. These prepayments were part of the Mexican Government’s Strengthening Program for Petróleos Mexicanos. These amounts were transferred to the Pemex Labor Fund for the obligation payment related to its pension and retirement plan obligation.

In accordance with the Federal Labor Law and collective bargaining agreement in effect as of December 31, 2019, Petróleos Mexicanos and the productive state-owned subsidiaries are under an obligation to pay seniority premiums to retiring employees and pensions to retired employees, as well as death benefits and pensions to certain survivors of retired employees. Retirees are entitled to receive increases in their pensions, of at least the increase in NCPI, whenever salary increases are granted to current employees. We also provide health and medical benefits to employees, retired employees and their beneficiaries and, subject to our overall budgetary constraints, we provide an interest-rate subsidy on employees’ mortgage loans.

On November 5, 1997, the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the plan assets for our retirement benefits totaled Ps. 54,396 million in 2019 and Ps. 55,654 million in 2018. As of December 31, 2019 and 2018, the balance of the Pemex Labor Fund was Ps. 138 million and Ps. 4,974 million, respectively.

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

Related Party Transactions

Directors and employees of Petróleos Mexicanos and the Subsidiary Entities are subject to regulations addressing conflicts of interest, including the Petróleos Mexicanos Law, Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials) and the Anti-corruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies. Under these provisions, directors and employees of Petróleos Mexicanos are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

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

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities, respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2019 was Ps. 0.3 million. As of March 31, 2020, the aggregate amount of salary advances outstanding to our executive officers was Ps. 0.5 million.

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

Governmental Investigations and Other Monitoring Activities

The Auditoría Superior de la Federación (Superior Audit Office of the Federation, or the ASF), pursuant to the Petróleos Mexicanos Law, has the authority to annually review Petróleos Mexicanos and its subsidiary entities. In its review, the ASF takes into consideration the legal framework and operations of Petróleos Mexicanos and its subsidiary entities, as well as the results of the reviews conducted by the relevant audit and oversight bodies under the Petróleos Mexicanos Law. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances, any observed issues are clarified and disposed of.

The Liabilities Unit at Petróleos Mexicanos, which is part of the Secretaría de la Función Pública (Ministry of Public Function, or the SFP), is responsible for receiving complaints and investigating violations of the General Law of Administrative Liabilities, as well as imposing administrative penalties in accordance with the law.

Although we have adopted a corporate compliance program that establishes measures to identify, monitor, mitigate and remediate irregular or illicit actions, we are subject to the risk that our management, employees, contractors or any person doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal benefit or of third parties to our detriment. This risk is heightened by the fact that we have a large number of complex, valuable contracts with local and foreign third parties. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.”

We are involved in investigations by Mexican, U.S. and other government authorities from time to time, including recent investigations relating to Odebrecht, S.A., Grupo Fertinal, S.A. de C.V. and Agro Nitrogenados, S.A. de C.V. As a policy, we cooperate with government authorities in connection with such investigations. In addition, we periodically monitor our compliance with applicable laws and regulations to enhance our compliance program. Further, the SFP conducts administrative reviews and, in the past, it and other government entities have brought proceedings against our senior managers and employees for activities detrimental to our business. We are committed to collaborating with competent authorities to pursue and combat illicit activity and to protect our interests and reputation.

Actions Against the Illicit Market in Fuels

The illicit market in fuels in Mexico involves the theft, adulteration and illegal transport, storage, distribution and commercialization of the hydrocarbons that we and other companies produce. This criminal activity mainly consists of the following:

•

Illegal tapping of our pipelines threatens the integrity of our pipeline system, thereby increasing the associated risks for personnel, facilities, the general population and the environment. Illegal tapping of our pipelines has caused volumetric deviations of products, explosions, loss of life, injuries and environmental damages, some of which have been material.

•

Theft and illegal trade in fuels, which reduces our revenues by the amount that would have been generated from the sale of the stolen products and reduces our net income because the production cost of stolen product is included in our cost of sales. The increase in surveillance as well as the actions taken against illegal trade in fuels, have allowed us to protect 12.2 million liters of hydrocarbons in 2019.

•	Tampering with the product quality, which negatively impacts consumers and our reputation.

In recent years we have experienced an increase in theft of and illegal trade in the fuels that we produce. We estimate that the average theft of fuel amounted to approximately 2.6 thousand barrels per day in 2019, a decrease of 84.7% as compared to 20.7 thousand barrels per day in 2018. For the years ended December 31, 2019 and 2018, losses resulting from fuel theft amounted to Ps. 4,644.8 million and Ps. 39,388.1 million, respectively.

Given the sophistication and breadth of illegal networks, in recent years we have implemented several initiatives to develop a sustainable operating model to safeguard our workers, facilities, assets and values. These initiatives have sought to:

•

Strengthen our Salvaguardia Estratégica (Strategic Safeguard) strategy, which allows us to respond in a timely manner to risks of illegal activity. This strategy likewise relies on federal laws and regulations designed to prevent and punish crimes relating to fuel theft.

•

Strengthen coordination and collaboration between Petróleos Mexicanos and our subsidiary entities, as well as government authorities, which include, among others, the Office of the Federal Attorney General, Procuraduría Federal del Consumidor (Federal Consumer’s Office), Servicio de Administración Tributaria (Tax Administration Service, or the SAT), federal, state and municipal police, the Secretaría de la Defensa Nacional (Ministry of National Defense) and the Mexican Navy, the Secretaría de Seguridad Pública y Protección Ciudadana (Ministry of Public Security and Citizen Protection), and the Ministry of Energy.

•	Increase safety in and around pipelines, ground transportation and company facilities.

•	Indoor and outdoor measurements, such as the verification of system measurements in our facilities and the verification by the SAT of volumetric control in our service stations.

•	Incorporate best practices for industrial safety, civil protection and environmental preservation in Strategic Safeguard works.

•	Optimize our human capital and modernize our technology.

•	Modernize our information systems to improve our strategic decisions making and our response time.

The Nuevo Plan Conjunto de Atención a Instalaciones Estratégicas de Pemex (New Joint Plan for Attention to Strategic Facilities of Pemex), implemented in December 2019, is aimed at further preventing and eliminating the illicit market in fuels. The New Joint Plan for Attention to Strategic Facilities of Pemex was instated to safeguard strategic facilities of Petróleos Mexicanos and as a result, during 2019, we observed a significant decrease in the volumetric deviation of hydrocarbon products from an average of 56.1 thousand barrels per day in 2018 to 5.3 thousand barrels per day in 2019.

The principal measures of this plan are:

•

Support of fifteen government institutions and agencies, including the Consejería Jurídica del Ejecutivo Federal (Legal Counsel to the President), the Secretaría de Gobernación (Ministry of the Interior), the Ministry of National Defense, the Mexican Navy, the Ministry of Public Security and Citizen Protection, the Secretaría de la Función Pública (Ministry of Public Issues), the Ministry of Finance and Public Credit, the Ministry of Energy, the Secretaría del Trabajo y Previsión Social (Ministry of Labor and Public Welfare), the Federal Consumer’s Office as well as the participation of the Office of the Federal Attorney General;

•	Removal of personnel involved in the illicit market for fuels;

•	Improved monitoring of our pipeline systems and strengthened our security, supported by the Ministry of National Defense, the Mexican Navy and the Policía Federal (Federal Police);

•

Special attention to 58 facilities identified as requiring priority, including 39 storage and dispatch terminals, one of which is located in a maritime terminal, 12 repumping stations, six refineries and one control center;

•	Increase fuel distribution by ground transport;

•	Identify and take control of access points to vehicle entrances and exits of priority facilities, as well as control rooms and vertical tank areas; and

•	Closure of certain pipelines and increased use of trucks for the transportation of fuel.

These efforts also led to the identification and sealing of 13,137 illegal pipeline taps in 2019, as compared to 14,910 illegal pipeline taps in 2018, a decrease of 11.9%. This decrease resulted from increased surveillance of pipelines transportation systems, in coordination with the Ministry of National Defense, the Mexican Navy and the Federal Police.

Our continued focus on the detection of illegal pipeline taps in 2019, together with the strict application of ground transportation protocols, enabled us to collect more information and develop more effective strategies to combat fuel theft, which in turn improved our ability to deploy ground patrol for the immediate identification and sealing of pipeline taps and prevent additional extraction of our hydrocarbon products.

Additionally, some of our personnel have been implicated for their involvement in organized fuel theft and trade. It is our policy to inform the Liabilities Unit at Petróleos Mexicanos when we are aware of information related to the illicit market in fuels that involves Pemex personnel. The Liabilities Unit has the authority to investigate, undertake administrative proceedings and impose penalties against employees or former employees in connection with this issue.

Civil Actions

In the ordinary course of our business, we are a party to a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. At December 31, 2018 and 2019, we had accrued a reserve of Ps. 6.5 billion and Ps. 8.1 billion, respectively, for our contingent liabilities in connection with these lawsuits. Our material legal proceedings are described in Note 20 and Note 27 to our audited financial statements included in this report, and those descriptions are incorporated by reference under this Item.

Dividends

Pursuant to the Petróleos Mexicanos Law, as of January 1, 2016, Petróleos Mexicanos and its subsidiary entities are subject to a dividend policy that requires them to pay a state dividend to the Mexican Government on an annual basis. In accordance with the Federal Revenue Law of 2016, the Federal Revenue Law of 2017, the Federal Revenue Law of 2018 and the Federal Revenue Law of 2019, Petróleos Mexicanos was not required to pay a state dividend in 2016, 2017, 2018 and 2019 and will not be required to pay a state dividend in 2020. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX—Other Payments to the Mexican Government.”

Item 9.	The Offer and Listing

Trading in the debt securities issued by Petróleos Mexicanos takes place primarily in the over-the-counter (OTC) market. All the debt securities issued by Petróleos Mexicanos that are registered pursuant to the U.S. Securities Act of 1933 (which we refer to as the Securities Act) are also listed on the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange.

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

Material Contracts

As of December 31, 2019 and 2018, we have entered into contracts with various contractors for approximate amounts of Ps. 621,732 million and Ps. 379,585 million, respectively. These contracts are for the development of investment projects. See Note 26 to our consolidated financial statements included herein.

On January 27, 2009, Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for the issuance by Petróleos Mexicanos from time to time of unsecured debt securities. On the same date, Petróleos Mexicanos entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Credit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which Petróleos Mexicanos established a U.S. $7.0 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, Petróleos Mexicanos’ obligations under all notes issued under this program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. In December 2010, Petróleos Mexicanos appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. In each of December 2010 and January 2010, Petróleos Mexicanos increased the size of this program to U.S. $12.0 billion and U.S. $22.0 billion, respectively. Petróleos Mexicanos issued U.S. $3.5 billion of notes and bonds under this program in 2011. In 2012, Petróleos Mexicanos issued U.S. $5.3 billion of notes and bonds under this program. In 2013, Petróleos Mexicanos increased the size of this program to U.S. $32.0 billion and issued U.S. $6.9 billion of notes and bonds under it. In 2014, Petróleos Mexicanos increased the size of this program to U.S. $42.0 billion and issued U.S. $7.9 billion of notes and bonds under it. In 2017, Petróleos Mexicanos increased the size of this program to U.S. $92.0 billion and issued €4.3 billion, U.S. $5.0 billion and £450.0 million of notes and bonds under it. In 2018, Petróleos Mexicanos increased the size of this program to U.S. $102.0 billion and issued U.S. $6.0 billion, €3.15 billion and Swiss francs 365.0 million of notes and bonds under it. In 2019, Petróleos Mexicanos issued U.S. $14.8 billion of notes and bonds under this program. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

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

Pursuant to a registration statement on Form F-4 (File No. 333-205763), which was declared effective by the SEC on February 22, 2016, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics registered pursuant to the Securities Act up to U.S. $1,500,000,000 of 3.500% Notes due 2020, up to U.S. $1,000,000,000 of 4.250% Notes due 2025, $1,500,000,000 of 4.500% Notes due 2026, up to U.S. $1,500,000,000 of 5.50% Bonds due 2044 and up to U.S. $3,000,000,000 of 5.625% Bonds due 2046. Pursuant to a registration statement on Form F-4 (File No. 333-213351), which was declared effective by the SEC on November 11, 2016, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics registered pursuant to the Securities Act up to U.S. $1,250,000,000 of 6.375% Notes due 2021, up to U.S. $2,069,302,000 of 4.625% Notes due 2023, up to U.S $3,000,000,000 of 6.875% Notes due 2026, and up to U.S. $3,500,000,000 of 6.750% Notes due 2047. We refer to the securities registered in 2016 as the 2016 Securities.

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

Other Mexican Tax Considerations. Under the Mexican Income Tax Law, any discount received by a non-resident upon purchase of the notes or bonds from a Mexican resident or a non-resident with a permanent establishment in Mexico is deemed interest income, and therefore, subject to taxes in Mexico. Such interest income results from the difference between the face value (plus accrued interest not subject to withholding) and the purchase price of such notes or bonds.

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

In addition, this summary does not discuss the application of state, local, or foreign tax laws, U.S. federal estate or gift tax laws, the Medicare contribution tax on net investment income or the alternative minimum tax. United States Holders should consult their own tax advisers concerning the U.S. federal, state, local, foreign and other tax consequences of purchasing, owning, and disposing of a Registered Security in their particular circumstances.

United States Holders that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not entirely clear to what types of income the book/tax conformity rule applies, or in some cases, how the rule is to be applied if it is applicable. However, recently released proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

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

Taxation of Dispositions. Upon the sale, exchange or retirement of a Registered Security, a United States Holder will generally recognize a gain or loss equal to the difference between the amount realized (less any amounts attributable to accrued and unpaid interest not previously includible in gross income, which will be taxable as ordinary income) and the holder’s tax basis in such security, which is generally equal to the cost of the Registered Security to the United States Holder. Gain or loss recognized by a United States Holder on the sale, redemption or other disposition of the Registered Securities generally will be long-term capital gain or loss if, at the time of disposition, the securities have been held for more than one year. Long-term capital gain realized by an individual United States Holder is generally taxed at lower rates than short-term capital gains or ordinary income. The deduction of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Information returns may be filed with the Internal Revenue Service with respect to payments made to certain United States Holders of the Registered Securities. In addition, certain United States Holders may be subject to a backup withholding tax in respect of such payments, unless they (1) provide their accurate taxpayer identification numbers to the principal paying agent and certify that they are not subject to backup withholding or (2) otherwise establish an exemption from the backup withholding tax. Backup withholding is not an additional tax. Non-United States Holders may be required to comply with applicable certification procedures to establish that they are not United States Holders in order to avoid the application of such information reporting requirements and backup withholding tax. The amount of any backup withholding from a payment to a United States Holder or Non-United States Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Specified Foreign Financial Assets. Certain United States Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 on the last day of the taxable year or U.S. $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Registered Securities) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Registered Securities, including the application of the rules to their particular circumstances.

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

QUALITATIVE DISCLOSURE

Policies for Risk Management and the Use of Derivative Financial Instruments

We face market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, we have approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of Derivative Financial Instruments (DFIs), and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with our current internal regulation. We have a Financial Risk Working Group (FRWG) which is a specialized working group with decision-making authority on financial risk exposure, financial risk mitigation schemes, and DFIs trading of Petróleos Mexicanos, the subsidiary entities, and where applicable, the subsidiary companies.

Approved DFIs are mainly traded on the over-the-counter (OTC) market; however, exchange traded instruments may also be used. In the case of P.M.I. Trading, DFIs are traded on CME Clearport.

The different types of DFIs that we trade are described below in the subsections corresponding to each risk type and as related to the applicable trading markets. See Note 18 to our consolidated financial statements included herein.

One of our policies is to contribute to minimizing the impact that unfavorable changes in financial risk factors have on our financial results by promoting an adequate balance between incoming cash flows from operations and outgoing cash flows related to our liabilities.

As part of the regulatory framework for financial risk management, we have established the eligible counterparties with which we may trade DFIs and other financial instruments.

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

For those portfolios with an open market risk exposure, our financial risk management regulatory framework establishes the implementation and monitoring of market risk metrics and limits (such as VaR, among others).

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

Description about Valuation Techniques

Fair Value of DFIs

We periodically evaluate our exposure to international hydrocarbon prices, interest rates and foreign currencies and we use derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

We monitor the fair value of our DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, we do not have an independent third party to value our DFIs.

We calculate the fair value of our DFIs through the tools developed by our market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of our business areas and accounting, such as SAP (System Applications Products). We do not have policies to designate a calculation or valuation agent.

Our DFI portfolio is composed primarily of swaps, for which fair value or Mark-to-Market (MtM) is estimated by projecting future cash flows and discounting them by the corresponding discount factor; for currency options, this is done through the Black and Scholes model, and for crude oil options, through the Levy model for Asian options.

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

In addition, as of December 31, 2019, we have acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 28,000 million and Ps. 9,000 million with expiration dates in November 2022 and November 2023, respectively; and two others that each provide access to U.S. $1,950 million and U.S. $5,500 million with expiration dates in January 2021 and June 2024, respectively.

Finally, the investment strategies of our portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.

Certain PMI Subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury, which provides access to a syndicated credit line for up to U.S. $700 million and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI Subsidiaries have access to bilateral credit lines from financial institutions for up to U.S. $743 million.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company’s board of directors.

Changes in Exposure to Main Risks

Market Risk

(i)	Interest Rate Risk

We are exposed to fluctuations in floating interest rate liabilities. We are exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2019, 15.3% of our total net debt outstanding (including DFIs) consisted of floating rate debt.

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

As of December 31, 2019, we were a party to four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $1,178.8 million at a weighted average fixed interest rate of 2.35% and a weighted average term of 5.3 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI-NASA has executed also four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $40.8 million, at a weighted average fixed interest rate of 4.17% and a weighted average term of 2.4 years.

IBOR reference rates transition

As of 2022, as a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars or the EURIBOR in euros, will cease to be published and are expected to be replaced by alternative reference rates based on risk-free rates obtained from market operations.

Therefore, we have identified and are reviewing contracts expiring after December 31, 2021, that could have an impact derived from the change in the aforementioned rates. To the date, we are monitoring the evolution of the IBORs transition in the market, to anticipate any negative impact that these changes could have.

We have a reduced number of financial instruments (debt instruments and DFIs) referenced to floating rates in U.S. dollars and euros with maturity after December 2021.

Once the alternative reference rates are defined, and therefore the new discount curves, we will be able to estimate the impact that such changes will have on financial instruments’ market value and financial cost.

(ii)	Exchange Rate Risk

Most of our revenues are denominated in U.S. dollars, a significant amount of which is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Additionally, our revenues from domestic sales of gasoline and diesel net of IEPS Tax, tax duties, incentives, and other related taxes, as well as domestic sales of natural gas and its byproducts, LPG and petrochemicals, are referenced to international U.S. dollar-denominated prices.

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

Cross-Currency Swaps

We prioritize debt issuances denominated in U.S. dollars; nonetheless, this is not always achievable, hence non-U.S. dollar denominated debt issued in international currencies is hedged through DFIs to mitigate its exchange rate exposure, either by swapping it into U.S. dollars or through other derivative structures. The rest of the debt is denominated in pesos or in UDIs, and for the debt denominated in UDIs, it has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, our debt issued in international currencies other than U.S. dollars has exchange rate risk mitigation strategies. We have selected strategies that further seek to reduce our cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed as appropriate.

The underlying currencies of our DFIs are the euro, Swiss franc, Japanese yen and pounds sterling against the U.S. dollar and UDIs against the peso.

As of December 31, 2019, we did not enter into any DFIs, as no debt in currencies other than U.S. dollars or pesos was issued.

Nonetheless, during 2019 we carried out the restructure of a cross-currency swap which had a recouponing provision. This DFI hedged the exchange rate exposure of a €725 million debt maturing in 2025. For this restructure we entered into, without cost, three options structures called “Seagull Options” to hedge the same notional risk as the original swap. These structures protect the short exposure in euros against an appreciation of the euro versus the U.S. dollar in a specific range and result in a benefit if the euro depreciates up to a certain exchange rate. Additionally, in order to mitigate the exchange rate risk derived from the coupons, we entered into only coupon swaps for the same notional amount. These allowed to eliminate the recouponing provision without cost.

During 2018, we entered into various cross-currency swaps to hedge inflation risk arising from debt obligations denominated in UDIs for an aggregate notional amount of Ps. 6,844.9 million.

Additionally, in 2018, we entered into, without cost, structures composed of a cross-currency swap and the sale of a call option, in order to hedge the notional risk of four debt issues in euros for an aggregate notional amount of € 3,150 million, and an issue of debt in Swiss francs for Fr. 365 million, guaranteeing complete protection up to a certain exchange rate and partial protection above that level.

We recorded a total net foreign exchange gain of Ps. 86,930.4 million for the year ended December 31, 2019, a total net foreign exchange gain of Ps. 23,659.5 million for the year ended December 31, 2018 and a total net foreign exchange gain of Ps. 23,184.1 million for the year ended December 31, 2017. These gains include unrealized foreign exchange gains associated with debt of Ps. 75,967.4 million for the year ended December 31, 2018, Ps. 19,762.2 million for the year ended December 31, 2018 and Ps. 16,685.4 million for the year ended December 31, 2017. The appreciation of the peso caused a total net foreign exchange gain in 2019 because a significant portion of our debt, 88.9% (principal only) as of December 31, 2019, is denominated in foreign currency. Unrealized foreign exchange gains and losses do not impact our cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect our ability to meet U.S. dollar-denominated financial obligations and it improves our ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase our peso-denominated debt service costs on a U.S. dollar basis.

Certain of the PMI Subsidiaries face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that no more than 5% of a company’s total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, some PMI Subsidiaries will, from time to time, enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than its respective functional currency.

Finally, a significant amount of P.M.I. Trading’s income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to our subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. P.M.I. Trading’s exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency, as well as from certain related sales costs denominated in domestic currency.

P.M.I. Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, P.M.I. Trading may implement risk mitigation measures by entering into DFIs.

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

During the second half of 2017, we entered into a crude oil hedge for fiscal year 2018, pursuant to which we hedged 440 thousand barrels per day from January to December of fiscal year 2018, for U.S. $449.9 million.

Afterwards, during 2018, we entered into a crude oil hedge for fiscal year 2019, pursuant to which we hedged 320 thousand barrels per day for the period between December 2018 and December 2019, for U.S. $149.6 million.

Finally, during 2019 we entered into a crude oil hedge for fiscal year 2020, pursuant to which we hedged 243 thousand barrels per day for the period between December 2019 and December 2020, for U.S. $178.3 million.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Until 2016, Pemex Industrial Transformation entered into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transferred the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. As of 2017, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers, thereby replacing Mex Gas Supply, S.L. However, as of December 31, 2019, no DFIs have been carried out under this mechanism.

As of December 31, 2019, Pemex Industrial Transformation did not have any DFIs to report since all the DFIs of its portfolios expired on December 2, 2019. During 2017, 2018 and 2019 Pemex Industrial Transformation maintained a negligible or even null exposure to market risk due to the mechanism explained above. DFI portfolios have VaR and CaR limits in order to limit market risk exposure in case of entering into new trades.

P.M.I. Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

In accordance with the risk management regulatory framework that P.M.I. Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

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

Moreover, we have entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting our exposure with our counterparties to a specific threshold amount, as well as the counterparties’ exposure to us. The specified thresholds were reached in three cross-currency swaps during 2019, which were used to hedge the exchange rate exposure to the euro and to the pounds sterling, and in seven cross-currency swaps during 2018, which were used to hedge the exchange rate exposure to the euro and to the pounds sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. During 2019, we did not enter into any cross-currency swap with these characteristics.

In addition, we have entered into long-term DFIs with mandatory early termination clauses (pursuant to which, at a given date and irrespective of the current MtM, the DFI will terminate and settle at the corresponding MtM, and we can either enter into a new DFI with the same counterparty or a new counterparty), which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of December 31, 2019, we have entered into two Japanese yen Seagull Option structures, with early termination clauses in 2021.

According to IFRS 13 “Fair Value Measurement,” the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, we apply the credit value adjustment (CVA) method to calculate the fair value of our DFIs.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both our and the counterparty’s credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation has significantly reduced its credit risk exposure related to the DFIs.

In order to qualify for these DFIs, Pemex Industrial Transformation’s customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client would be terminated, rights to collateral are exercised and, if the collateral was insufficient to cover the fair value, natural gas supply would be suspended until the payment is made.

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

As of December 31, 2019, Pemex Industrial Transformation had no DFIs since all the DFIs of its portfolios expired on December 2, 2019. As such, once the total settlement of the operations was carried out, the exempt credit lines expired and the guarantees deposited by the clients were entirely returned.

P.M.I. Trading’s credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME Clearport.

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

As of December 31, 2019 and 2018, the net fair value of our DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in our consolidated statement of financial position, was Ps. (5,153.8) million and Ps. 6,487.0 million, respectively. As of December 31, 2019 and 2018, we did not have any DFIs designated as hedges. See Note 18 to our consolidated financial statements included herein.

For the year ended December 31, 2019, we recognized a net loss of Ps. 23,263.9 million, and for the year ended December 31, 2018, we recognized a net loss of Ps. 22,258.6 million, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

According to established accounting policies, we have analyzed the different contracts that we have entered into and have determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2019 and 2018, we did not recognize any embedded derivatives (foreign currency or index).

As of December13, 2019 and 2018, we recognized a gain (loss) of Ps. 4,751.9 million and Ps. (3,142.7) million, respectively, in the “Derivative financial instruments (cost) income, net” line item which resulted from changes in the fair value of accounts receivable from the sale of hydrocarbons whose performance obligations have been met and whose determination of the final price is indexed to future prices of the hydrocarbons.

QUANTITATIVE DISCLOSURE

Fair Value

The following tables show our cash flow maturities as well as the fair value of our debt and DFI portfolios as of December 31, 2019. It should be noted that:

•	For debt obligations, these tables present principal cash flow and the weighted average interest rates for fixed rate debt.

•	For interest rate swaps, cross-currency swaps and currency options, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.

•	Weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date.

•	For natural gas DFIs, volumes are presented in millions of British thermal units (MMBtu), and fixed average and strike prices are presented in U.S. dollars per MMBtu.

•	For crude oil, volumes are presented in millions of barrels, and fixed average and strike prices are presented in U.S. dollars per barrel.

•	DFI’s fair value includes CVA and is calculated based on market quotes obtained from market sources such as Bloomberg and Proveedor Integral de Precios, S.A. de C.V. (PIP).

•

For P.M.I. Trading, the prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others.

•

Fair value is calculated internally, either by discounting cash flows with the corresponding zero-coupon yield curve in the original currency, or through other standard methodologies commonly used in financial markets for specific instruments.

•	For all instruments, the tables are based on the contract terms in order to determine the future cash flows that are categorized by expected maturity dates.

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2019(1)

	Year of expected maturity date
	2020	2021	2022	2023	2024	2025 Thereafter	Total Carrying Value	Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps. 52,874,594	Ps. 36,474,941	Ps. 36,288,484	Ps. 51,814,555	Ps. 24,377,105	Ps. 959,097,000	Ps.1,160,926,679	Ps.1,233,260,685
Average interest rate (%)							6.2535%
Fixed rate (Japanese yen)	—	—	—	5,202,000	—	13,848,692	19,050,692.00	17,812,094
Average interest rate (%)							1.3483%
Fixed rate (pounds sterling)	—	—	8,725,102	—	—	11,157,892	19,882,994.00	21,733,929
Average interest rate (%)							5.7247%
Fixed rate (pesos)	10,009,595	20,004,204	1,999,293	—	57,381,081	30,985,764	120,379,937.00	114,148,170
Average interest rate (%)							7.4867%
Fixed rate (UDIs)	5,137,194	4,183,481	—	—	—	32,067,846	41,388,521.00	37,209,163
Average interest rate (%)							4.0514%
Fixed rate (euros)	27,490,652	36,993,461	33,752,122	29,564,507	26,321,684	136,705,664	290,828,090.00	314,159,720
Average interest rate (%)							3.7095%
Fixed rate (Swiss Francs)	11,669,169	2,920,578	—	7,081,249	—	—	21,670,996.00	22,167,273
Average interest rate (%)							1.6996%

Total fixed rate debt	107,181,204	100,576,665	80,765,001	93,662,311	108,079,870	1,183,862,858	1,674,127,909	1,760,491,034

Variable rate (U.S. dollars)	37,129,938	14,165,499	23,671,360	10,931,702	53,275,137	14,051,426	153,225,062	153,747,749
Variable rate (Japanese yen)	11,097,600	—	—	—	—	—	11,097,600	11,112,957
Variable rate (euros)	983,647	—	—	13,734,663	—	—	14,718,310	14,969,735
Variable rate (pesos)	55,384,990	8,456,465	8,435,081	6,991,763	10,600,586	6,989,516	96,858,401	96,135,647

Total variable rate debt	104,596,175	22,621,964	32,106,441	31,658,128	63,875,723	21,040,942	275,899,373	275,966,088

Total debt	Ps.211,777,379	Ps.123,198,629	Ps.112,871,442	Ps.125,320,439	Ps.171,955,593	Ps.1,204,903,800	Ps.1,950,027,282	Ps.2,036,457,122

Note: Numbers may not total due to rounding.

(1)

The information in this table has been calculated using exchange rates at December 31, 2019 of: Ps. 18.8452 = U.S. $1.00; Ps. 0.1734 = 1.00 Japanese yen; Ps. 24.9586 = 1.00 pounds sterling; Ps. 6.399018 = 1.00 UDI; Ps. 21.1537 = 1.00 euro; and Ps. 19.4596 = 1.00 Swiss Franc.

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes

Other than Trading as of December 31, 2019(1) (2)

	Year of expected maturity date
	2020	2021	2022	2023	2024	2025 Thereafter	Total Notional Amount	Fair Value(3)
Hedging instruments(2) (4)
Interest rate DFIs
Interest rate swaps (U.S. dollars)
Variable to fixed	Ps.4,505,751	Ps.4,463,405	Ps.4,352,614	Ps.4,219,019	Ps.3,133,015	Ps.2,308,537	Ps.22,982,341	Ps.(99,231)
Average pay rate	3.20%	3.22%	3.25%	3.37%	3.68%	4.13%	n.a.	n.a.
Average receive rate	3.00%	2.80%	2.94%	3.17%	3.67%	4.36%	n.a.	n.a.
Currency DFIs
Cross-currency swaps
Receive euros/Pay U.S. dollars	27,352,677	35,146,769	33,626,604	43,975,261	25,095,682	141,792,559	306,989,551	(6,129,828)
Receive Japanese yen / Pay U.S. dollars	12,419,108	—	—	4,548,319	—	—	16,967,427	(1,087,602)
Receive Pounds sterling / Pay U.S. dollars	—	—	9,204,373	—	—	11,149,951	20,354,324	516,780
Receive UDI/ Pay pesos	7,292,520	3,000,000	—	—	—	27,450,032	37,742,553	3,116,439
Receive Swiss francs/
Pay U.S. dollars	10,999,144	2,851,895	—	6,878,498	—	—	20,729,537	797,159
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	—	—	—	—	—	13,881,133	13,881,133	123,244
Buy Call, Sell Call and Sell Put on euros	—	36,978,146	—	—	26,412,961	41,732,479	105,123,586	360,731
Sell Call on pounds sterling	—	—	—	—	—	11,242,387	11,242,387	(81,137)
Sell Call on Swiss Francs	—	—	—	7,116,252	—	—	7,116,252	(74,535)
Sell Call on Euros	—	—	12,678,221	13,734,740	—	40,147,701	66,560,662	(1,223,283)

N.A. = not applicable.

Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2019 of: Ps. 18.8452 = U.S. $1.00 and Ps. 21.1537 = 1.00 euro.
(2)	We use these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to us.
(4)	The PMI Subsidiaries’ risk management policies and procedures establish that DFIs should be used only for hedging purposes; however, DFIs are not recorded as hedges for accounting purposes.

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments (Petroleum Products) Held

or Issued for Purposes other than Trading as of December 31, 2019(1)

	2020	2021	2022	2023	2024	2025 Thereafter	Total Volume	Fair Value (2)
	(in thousands of barrels)							(in thousands of nominal pesos)
Hedging Instruments
Exchange-traded futures(3) (5)	2.4	—	—	—	—	—	2.4	(124,835)
Exchange-traded swaps(4) (5)	4.3	—	—	—	—	—	4.3	(318,410)

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2019 of: Ps. 18.8452 = U.S. $1.00
(2)	Positive numbers represent a favorable fair value to P.M.I. Trading.
(3)	Net position.
(4)	Swaps registered in CME Clearport are included in these figures.
(5)	The balance of these financial instruments is recognized as cash and cash equivalents. P.M.I. Trading considered these financial assets to be fully liquid.

Sensitivity Analysis

We have entered into DFIs with the purpose to completely mitigate the market risk for specific flows or predetermined volumes associated with our operations. Our DFIs have the same characteristics (e.g. underlying assets, payment dates, amounts, or volumes) as the hedged position, but with the opposite exposure to the market risk factors. As a result of these mitigation strategies, we have a negligible sensitivity to the hedged market risk factors. See Note 18 from our consolidated financial statements included herein.

Given that our hedges are cash flow hedges, their effectiveness is maintained regardless of variations in the underlying assets or reference variables since, through time, asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedge effectiveness.

Natural gas DFIs that Pemex Industrial Transformation offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated by the operations entered into with their financial counterparts through Petróleos Mexicanos, which replaced Mex Gas Supply, S.L. as of 2017. During 2019, Pemex Industrial Transformation maintained a negligible or even null exposure to market risk due to this mechanism (back-to-back). As of December 31, 2019, Pemex Industrial Transformation did not have any DFIs to report since all the DFIs of its portfolios expired on December 2, 2019. As such, it is not necessary to conduct either a sensitivity analysis or to measure or monitor the hedge effectiveness.

Other DFIs seek to hedge the changes in the price of the commercialized products, such that the DFIs’ underlying assets have correlations with the prices of the products involved in commercialization. P.M.I. Trading estimates the VaR of these DFIs. Notably, DFIs of P.M.I. Trading (all of them related to petroleum derivatives), are classified under cash and cash equivalents for accounting purposes due to their liquidity.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General (Chief Executive Officer or CEO) and our Director Corporativo de Finanzas (Chief Financial Officer or CFO), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2019 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

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

We conducted an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set for in the “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, supplemented for information technologies with the guidelines suggested by IT Control Objectives for Sarbanes-Oxley (3rd Edition), published by the Information Systems Audit and Control Association (ISACA) in 2014. Management relied on Auditing Standard No. 2201 of the PCAOB in order to create an appropriate framework to evaluate the effectiveness of the design and operation of our internal control over financial reporting.

Management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Remediation

We previously reported two material weaknesses in internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2018. As described further below, our management has concluded that these material weaknesses were remediated.

Remediation Plan Relating to Fuel Loss and Illicit Fuel Market

Our management concluded that, as of December 31, 2018, a material weakness existed in our internal control over financial reporting due to the ineffectiveness of the design and implementation of controls providing reasonable assurances regarding prevention of unauthorized disposition of assets by having certain employees involved in the illicit market in fuels, which could have a material effect on our financial statements. During 2018, we experienced a significant increase in fuel subtraction losses from the illicit fuel market due in part to the ineffectiveness of our internal controls. Although formal governmental procedures exist for reporting illegal activity to the authorities, we did not have in place internal procedures to detect and investigate such matters. For the year ended December 31, 2018, we recognized losses in the amount of Ps. 39.4 billion resulting from the illicit market in fuels.

In response to the material weakness described above, we executed a remediation plan that included, among others:

Prevention of unauthorized disposition of assets: The Board of Directors of Petróleos Mexicanos approved in November 2019 our new corporate compliance program, Pemex Cumple, which supersedes our prior corporate compliance program. Pemex Cumple is based on international best practices.

We have a zero tolerance policy for acts of bribery and corruption and Pemex Cumple aims, among other aspects, to mitigate risks, to implement employee training campaigns, to produce ethical chains with suppliers, contractors, service providers, clients, investors and in general any third party with which we hold commercial and business relations and thus to improve society’s confidence in us through the following objectives:

(1)	Strengthen the ethical behavior of the corporate body and our personnel;

(2)	Prevent and mitigate risks and sanction the acts of bribery and corruption;

(3)	Promote a culture of compliance with the applicable laws and regulations, assess the soundness of the controls and/or perform periodic audits to verify that the controls are efficient; and

(4)	Promote transparency and accountability, safekeeping the rights of the data owners to the privacy of their information.

To this effect, the Board of Directors of Petróleos Mexicanos instructed the management to coordinate quarterly reports to the Board.

Specific actions of that program include: operation of an ethics tip line, which can be accessed via telephone or online at the Pemex website, which allows any of our employees or third parties to file reports or ask for counsel regarding any conduct that may relate to or constitute a violation of our Code of Ethics, Code of Conduct, anticorruption policy or other Pemex policies. Anonymous reporting is allowed, and we have a no retaliation policy. Reports filed are revised and studied by a multidisciplinary body and taken per the operations rules to our Ethics Committee.

Per the rules for the operation of the Ethics Committee, the analyst group is composed of officers from different areas including our legal department, human resources department and the Liabilities Unit at Petróleos Mexicanos (part of the SFP). Said group studies and investigates the cases reported and, in case any violation to the codes and policies is found, sanctions are imposed.

In case of any administrative faults, they are reported to the Liabilities Unit at Petróleos Mexicanos for its own investigation. The Liabilities Unit at Petróleos Mexicanos imposes sanctions and any illicit activity that has been committed is reported to the relevant prosecutor’s office.

In addition to alerting the authorities of any known facts that may constitute illegal actions, we entrust ad hoc independent internal investigations to evaluate compliance with applicable laws and regulations regarding specific matters that may impair business from the commercial or financial standpoints or bring reputational risks. Upon the conclusion of the investigations, findings are made known to our Board of Directors and, if any illicit activity is found, the authorities are informed. The investigations’ findings are used to enhance our corporate compliance program and to collaborate with relevant authorities to fight against acts of bribery and corruption and protect our interests and reputation.

In addition to the actions we have taken to prevent the unauthorized disposition of assets referred to above, our remediation plan has also included, among other actions:

(1)	The design and implementation of formal internal procedures to detect and investigate incidents related to the illicit fuel market.

(2)	The update of the “Procedure to apply the criteria to be followed when there are variations in the operation of pipeline transportation systems.”

(3)	The implementation of policies and procedures for handling events related to clandestine takings and the illicit fuel market.

(4)	The strengthening of measurement controls and balances, through the dissemination and implementation of policies and guidelines on measurement and balances, as well as their instructions.

(5)

Updating the Guidelines to implement the exercise of the Institutional Legal Function, Policies and Procedures for dealing with events related to clandestine takings and the illicit fuel market in Petróleos Mexicanos and its subsidiary entities.

As further described above, we also have a special tip line for the reporting of complaints and established additional mechanisms dedicated to monitoring and investigating these incidents, and we allocated additional capital and human resources to these remediation plans.

In addition, the Mexican Government adopted additional measures aimed at further preventing and eliminating the illicit fuel market. See “Item 8—Financial Information—Legal Proceedings—Actions Against the Illicit Market in Fuels.”

All of these actions led us to a significant decrease in fuel losses resulting from the illicit fuel market, from Ps. 39.4 billion in 2018 to Ps. 4.6 billion in 2019. However, we continue our efforts to prevent unauthorized disposal of assets in all areas involved in this process.

Remediation relating to Asset Impairment

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

In response to the material weakness described above, we executed a remediation plan that included the following actions:

(1)

Strengthening the process to consolidate, review and finalize the financial statements of Petróleos Mexicanos and its subsidiaries, incorporating the new “SAP Business Planning and Consolidation” consolidation system.

(2)

Updating of relevant internal procedures to help guarantee the responsibility and supervision of the specific operating areas involved in the calculation, registration and disclosure of financial information regarding the impairment of assets, as well as in the generation of underlying information necessary to generate the calculation, by issuing the normative document “General policies and procedures for determining the impairment of assets in Petróleos Mexicanos and its EPS,” which includes the “Guide for preparing the Long-Term Price Forecast” and the “Guide for the calculation of the discount rate.”

(3)

Carrying out a walkthrough of the Asset Impairment Calculation process and updating the control matrix, which incorporated the control activities that are carried out in determining inputs for the calculation of impairment (including prices forecast, discount rate and cash flows). Such control matrix will be the periodic monitoring tool of the internal controls existing in that process to help ensure that our actions are being implemented effectively.

(4)

Updating the regulations regarding the calculation of the impairment rate of long-lived assets, including the criteria for the selection of comparable companies, depending on the case of each subsidiary entity.

As a result of the above actions, in the preparation of our audited consolidated financial statements as of and for the year ended December 31, 2019, we were able to determine on a timely basis the amounts of the variables used in the calculation of the impairment of assets and, in turn, deferred taxes computation.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

Except for the remediation actions described above, and the implementation of internal controls to identify, value and monitor leases and their accounting treatment resulting from the adoption of IFRS 16 “Leases”, there has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Mr. Juan José Paullada Figueroa and Mr. Jose Eduardo Beltrán Hernández, members of the Audit Committee of Petróleos Mexicanos, qualify as “audit committee financial expert” within the meaning of this Item 16A, and are independent, as defined in Rule 10A-3 under the Exchange Act.

Item 16B.	Code of Ethics

In accordance with the Petróleos Mexicanos Law, on November 2016, we issued our Code of Ethics for Petróleos Mexicanos, its productive subsidiary entities and affiliates, a code of ethics as defined in Item 16B of Form 20-F under the Exchange Act.

On November 26, 2019, the Board of Directors of Petróleos Mexicanos approved and issued our updated Code of Ethics. Our updated Code of Ethics was published in the Official Gazette of the Federation on December 24, 2019.

Our Code of Ethics applies to the members of the Boards Directors of Petróleos Mexicanos and the subsidiary entities and all of our employees, including our Director General, our Chief Financial Officer, our chief accounting officer and all other employees performing similar functions, as well as other individuals and companies whose actions may affect our reputation. The Code of Ethics is an important component of our ethics and integrity program, which is aimed at eradicating corruption. The Code of Ethics defines values such as respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality, integrity, inclusivity and human rights, among others, that we expect will help us achieve our goals and which should be reflected in the daily behavior of our employees.

Our Code of Ethics is available on our website at http://www.pemex.com. We cannot grant waivers to the provisions of this Code. If we amend the provisions of our Code of Ethics, we will disclose such amendment on our website at the same address.

On December 7, 2016, our Ethics Committee was formed to monitor the implementation and enforcement of the Code of Ethics. See “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Ethics Committee” for more information.

In addition, on November 11, 2019 the new Code of Conduct for Petróleos Mexicanos, its productive subsidiary entities and in due case, affiliates the Code of Conduct of Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, was published into the official Gazette of the Federation. This Code of Conduct delineates behaviors expected of and banned for our employees, in accordance with the values established in the Code of Ethics approved by the Board of the Directors of Petróleos Mexicanos and contemplates data protection and transparency related matters.

On September 11, 2017, the Anti-corruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies and the Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity Matters became effective.

Additionally, we have an ethics tip line and a telephone number available on our website, as a mechanism to provide advice to address questions on ethics and integrity issues within PEMEX and to facilitate receipt of complaints about possible violations to our Code of Ethics or our Code of Conduct. The information received is channeled to the Ethics Committee and the appropriate areas authorized to investigate and, if applicable, pursue cases in accordance with the applicable laws.

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

In its meeting held on July 15, 2019, the Board of Directors of Petróleos Mexicanos appointed KPMG Mexico as external auditor of Petróleos Mexicanos, its productive state-owned subsidiaries and subsidiary companies for the fiscal year 2019 based on the proposal of the audit committee. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billed to us for the fiscal years 2018 and 2019 by KPMG Mexico, our independent registered public accounting firm for the years ended December 31, 2018, and 2019.

	Year ended December 31,
	2018	2019
	(in thousands of nominal pesos)
Audit fees	Ps. 75,511	Ps. 111,431
Audit-related fees	10,167	6,345
Tax Fees	5,409	2,042
All other fees	—	—

Total fees	Ps. 91,087	Ps. 119,818

Audit fees in the table above are the aggregate fees billed by KPMG Mexico, in each case for services provided in connection with the audits of our annual financial statements, statutory filings and statutory audits, filings with financial regulators, regulatory filings, limited review of interim financial information, review of public filings of financial information and reviews of documents related to offerings of securities, as well as comfort and consent letters, and services provided in accordance with the instructions of the audit committee.

Audit Committee Approval Policies and Procedures

In accordance with the Petróleos Mexicanos Law, the audit committee nominates the external auditor for approval by the Board of Directors of Petróleos Mexicanos and issues an opinion regarding the external auditor’s report on our financial statements. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-172, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this Form 20-F:

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective October 7, 2014 (English translation) (previously filed as Exhibit 1.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

1.2	Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), effective November 1, 2014 and as amended as of February 9, 2015 (English translation) (previously filed as Exhibit 1.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

1.3	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective June 1, 2015 (English translation) (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on July 21, 2015 and incorporated by reference herein).

1.4	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Cogeneración y Servicios (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Cogeneration and Services), effective June 1, 2015 (English translation) (previously filed as Exhibit 3.5 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on July 21, 2015 and incorporated by reference herein).

1.5	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Perforación y Servicios (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Drilling and Services), effective August 1, 2015 (English translation) (previously filed as Exhibit 3.5 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

1.6	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Logística (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Logistics), effective October 1, 2015 (English translation) (previously filed as Exhibit 3.6 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

1.7	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Transformación Industrial (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Industrial Transformation), effective November 1, 2015 (English translation) (previously filed as Exhibit 3.7 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

1.8	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective December 29, 2015 (English Translation) (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-220721) on September 29, 2017 and incorporated by reference herein).

1.9	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective May 12, 2016 (English translation) (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-213351) on November 30, 2016 and incorporated by reference herein).

1.10	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective July 1, 2019 (English translation).

1.11	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Logística (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Logistics), effective July 1, 2019 (English translation).

1.12	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Transformación Industrial (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Industrial Transformation), effective July 1, 2019 (English translation).

1.13	Declaratoria de Liquidación y Extinción de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), effective July 27, 2018 (English translation) (previously filed as Exhibit 1.10 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on April 30, 2019 and incorporated by reference herein).

1.14	Declaratoria de Extinción de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Perforación y Servicios (Declaration of Extinction of Pemex Drilling and Services), effective July 1, 2019 (English translation).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein). (P)

2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-9310) on August 24, 1998 and incorporated by reference herein). (P)

2.3	Indenture, dated as of July 31, 2000, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein). (P)

2.4	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.4 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.5	Indenture, dated as of December 30, 2004, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.6	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 2.6 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.7	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.5 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein). (P)

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein). (P)

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 2.10 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 2.11 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Pemex Project Funding Master Trust (previously filed as Exhibit 3.2 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein). (P)

2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica, Pemex-Petroquímica, and the Pemex Project Funding Master Trust dated as of November 10, 1998 (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674-04) on October 27, 2006 and incorporated by reference herein).

2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein). (P)

2.16	Amendment Agreement dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, amending the terms and conditions of the Petróleos Mexicanos 8.625% Bonds due 2023 issued pursuant to the Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company (as amended and restated) (previously filed as Exhibit 4.9 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.17	First supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of September 18, 1997 (previously filed as Exhibit 4.10 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.18	First supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of August 7, 1998 (previously filed as Exhibit 4.11 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.19	Second supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 4.12 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.20	Second supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 4.13 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.21	Fourth supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.14 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.22	Third supplemental indenture dated as of September 10, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.22 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

2.23	Fifth supplemental indenture dated as of October 15, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 previously filed as Exhibit 2.23 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

2.24	Sixth supplemental indenture dated as of December 8, 2015 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.17 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

2.25	Seventh supplemental indenture dated as of June 14, 2016 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.18 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-213351) on August 26, 2016 and incorporated by reference herein).

2.26	Eighth supplemental indenture dated as of February 16, 2018 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009.

2.27	Ninth Supplemental Indenture dated as of June 4, 2018 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009.

The registrant agrees to furnish to the U.S. Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this report.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 4.

10.1	Consent letters of GLJ Petroleum Consultants Ltd.

10.2	Reports on Reserves Data by GLJ Petroleum Consultants Ltd., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2019.

10.3	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.

10.4	Reports on Reserves Data by Netherland, Sewell International, S. de R.L. de C.V., Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2020.

10.5	Consent letter of DeGolyer and MacNaughton.

10.6	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2020.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(P)	Filed via paper.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Alberto Velázquez García
	Name:	Alberto Velázquez García
	Title:	Chief Financial Officer/Corporate Director of Finance

Date: May 8, 2020

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 AND 2017

(WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 AND 2017

Reports of Independent Registered Public Accounting Firms

To the Board of Directors of

Petróleos Mexicanos

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Petróleos Mexicanos, Productive State-Owned Subsidiaries and Subsidiary Companies (PEMEX) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PEMEX as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standard (IFRS) as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that PEMEX will continue as a going concern. As discussed in Note 22 to the consolidated financial statements, PEMEX has suffered recurring losses from operations, has a net capital deficiency and net equity deficit. Additionally, the recent economic disruption and the decline in crude oil prices resulted in a decrease in demand for petroleum products. These conditions together with recent downgrades in credit ratings, the fiscal burden, the financial leverage, and the reduction of its working capital, have had an adverse impact on PEMEX and raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 22. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the PEMEX’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PEMEX in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. PEMEX is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of PEMEX’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG CÁRDENAS DOSAL, S.C.

We have served as PEMEX’s auditor since 2018

Mexico City, Mexico

May 7, 2020

The Board of Directors

Petróleos Mexicanos

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in equity (deficit), and cash flows of Petroleos Mexicanos, Productive State-Owned Subsidiaries and Subsidiary Companies (“PEMEX”) for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated results of their operations and their cash flows of PEMEX for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Going concern

The accompanying consolidated financial statements have been prepared assuming that PEMEX will continue as a going concern. As described in the consolidated financial statements, PEMEX has suffered recurring losses from operations, has a working capital deficiency and a net equity deficit. These events or conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on the PEMEX’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

C.P.C. Jose Luis Villalobos Zuazua

Mexico City,

April 30, 2018

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(Figures stated in thousands, except as noted)

	Note	December 31, 2019		December 31, 2019	December 31, 2018
		(Unaudited;
		U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	8,9	U.S. $	3,216,821	60,621,631	81,912,409
Customers	4-b,7,8,10-a		4,736,690	89,263,870	87,740,515
Other receivables	4-b,7,8,10-b		4,841,647	91,241,811	79,399,263
Inventories	11		4,386,910	82,672,196	82,022,568
Current portion of notes receivable	8,15-a		260,542	4,909,970	38,153,851
Derivative financial instruments	8,18		610,040	11,496,330	22,382,277
Other current assets	4-b, 8		18,390	346,563	1,499,078

Total current assets	6		18,071,040	340,552,371	393,109,961

Non-current assets:
Investments in joint ventures and associates	8,12		789,303	14,874,579	16,841,545
Wells, pipelines, properties, plant and equipment, net	13		64,300,167	1,211,749,502	1,402,486,084
Rights of use	17		3,757,897	70,818,314	—
Long-term notes receivable, net of current portion and other	8,15-a		6,503,794	122,565,306	119,828,598
Deferred income taxes and duties	21		7,225,540	136,166,747	122,784,730
Intangible assets, net	14		773,912	14,584,524	13,720,540
Other assets	15-b		378,700	7,136,677	6,425,810

Total non-current assets	6		83,729,313	1,577,895,649	1,682,087,307

Total assets		U.S. $	101,800,353	1,918,448,020	2,075,197,268

	Note	December 31, 2019		December 31, 2019	December 31, 2018
		(Unaudited;
		U.S. dollars)
LIABILITIES
Short-term debt and current portion of long - term debt	8,16	U.S. $	12,996,635	244,924,185	191,795,709
Short-term leases	8,17		310,269	5,847,085	—
Suppliers	8		11,039,119	208,034,407	149,842,712
Income taxes and duties payable	21		2,689,949	50,692,629	65,324,959
Accounts and accrued expenses payable	8		1,382,588	26,055,151	24,917,669
Derivative financial instruments	8,18		883,523	16,650,171	15,895,245

Total current liabilities	6		29,302,083	552,203,628	447,776,294

Long-term liabilities:
Long-term debt, net of current portion	8,16		92,238,337	1,738,249,903	1,890,490,407
Long-term leases	8,17		3,305,963	62,301,542	—
Employee benefits	19		77,304,320	1,456,815,367	1,080,542,046
Provisions for sundry creditors	20		5,200,895	98,011,908	101,753,256
Other liabilities			233,339	4,397,299	9,528,385
Deferred taxes	21		195,102	3,676,735	4,512,312

Total long-term liabilities	6		178,477,956	3,363,452,754	3,086,826,406

Total liabilities			207,780,039	3,915,656,382	3,534,602,700

EQUITY (DEFICIT)	6,22
Controlling interest:
Certificates of Contribution “A”			25,400,391	478,675,447	356,544,447
Mexican Government contributions			2,320,516	43,730,591	43,730,591
Legal reserve			53,177	1,002,130	1,002,130
Accumulated other comprehensive result			(12,739,509)	(240,078,590)	71,947,067
Accumulated deficit:
From prior years			(102,578,205)	(1,933,106,785)	(1,752,732,435)
Net loss for the year			(18,428,532)	(347,289,362)	(180,374,350)

Total controlling interest			(105,972,162)	(1,997,066,569)	(1,459,882,550)

Total non-controlling interest			(7,524)	(141,793)	477,118

Total equity (deficit)			(105,979,686)	(1,997,208,362)	(1,459,405,432)

Total liabilities and equity (deficit)		U.S. $	101,800,353	1,918,448,020	2,075,197,268

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Figures stated in thousands, except as noted)

	Note	2019		2019	2018	2017
		(Unaudited;
		U.S. dollars)
Net sales:
Domestic	6,7	U.S. $	42,823,648	807,020,214	980,559,538	877,360,038
Export	6,7		31,087,083	585,842,291	691,886,610	508,539,112
Services income	6,7		483,342	9,108,680	8,673,002	11,130,569

Total of sales			74,394,073	1,401,971,185	1,681,119,150	1,397,029,719
Impairment (reversal of impairment) of wells, pipelines, properties, plant and equipment, net	6,13-e		5,151,562	97,082,214	(21,418,997)	151,444,560
Cost of sales:	6,23		59,587,238	1,122,933,424	1,199,511,561	1,004,204,880

Gross income	6		9,655,273	181,955,547	503,026,586	241,380,279

Other revenues (expenses):
Other revenues	6,24-a		792,799	14,940,447	41,517,631	32,253,564
Other expenses	6,24-b		(382,681)	(7,211,691)	(18,465,120)	(27,079,488)
General expenses:
Distribution, transportation and sale expenses	6,23		1,161,352	21,885,911	24,357,209	21,889,670
Administrative expenses	6,23		6,939,105	130,768,822	134,321,481	119,939,454

Operating income	6		1,964,934	37,029,570	367,400,407	104,725,231

Financing income [1]	6		1,299,201	24,483,706	31,557,122	16,165,853
Financing cost [2]	6		(7,050,142)	(132,861,340)	(120,727,022)	(117,644,548)
Derivative financial instruments (cost) income, net	6		(982,320)	(18,512,026)	(22,258,613)	25,338,324
Foreign exchange gain, net	6		4,612,866	86,930,388	23,659,480	23,184,122

Sum of financing (costs) net, derivative instruments (cost) and foreign exchange gains, net			(2,120,395)	(39,959,272)	(87,769,033)	(52,956,249)
(Loss) profit sharing in joint ventures and associates	6,12		(61,442)	(1,157,893)	1,527,012	360,440
(Loss) income before duties, taxes and other			(216,903)	(4,087,595)	281,158,386	52,129,422

Profit sharing duty, net	21		19,782,889	372,812,500	469,933,595	338,044,209
Income tax benefit	21		(1,538,270)	(28,989,011)	(8,355,372)	(5,064,168)

Total duties, taxes and other	6		18,244,619	343,823,489	461,578,223	332,980,041

Net loss	6	U.S. $	(18,461,522)	(347,911,084)	(180,419,837)	(280,850,619)

Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect			(143,035)	(2,695,532)	846,191	(6,096,459)
Available-for-sale financial assets			—		—	5,564,130
Items that will not be reclassified Items that will not be reclassified:
Actuarial (losses) gains - employee benefits, net of taxes			(16,414,117)	(309,327,314)	222,545,556	12,038,710

Total other comprehensive results			(16,557,152)	(312,022,846)	223,391,747	11,506,381

Total comprehensive (loss) income		U.S. $	(35,018,674)	(659,933,930)	42,971,910	(269,344,238)

Net loss attributable to:
Controlling interest		U.S. $	(18,428,532)	(347,289,362)	(180,374,350)	(280,844,899)
Non-controlling interest			(32,992)	(621,722)	(45,487)	(5,720)

Net loss		U.S. $	(18,461,524)	(347,911,084)	(180,419,837)	(280,850,619)

Other comprehensive results attributable to:
Controlling interest		U.S. $	(16,557,301)	(312,025,657)	223,834,249	11,512,259
Non-controlling interest			150	2,811	(442,502)	(5,878)

Total other comprehensive results		U.S. $	(16,557,151)	(312,022,846)	223,391,747	11,506,381

Comprehensive (loss) income:
Controlling interest		U.S. $	(34,985,833)	(659,315,019)	43,459,899	(269,332,640)
Non-controlling interest			(32,842)	(618,911)	(487,989)	(11,598)

Total comprehensive (loss) income		U.S. $	(35,018,675)	(659,933,930)	42,971,910	(269,344,238)

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Includes financing income from investments and gain on discount rate of plugging of wells in 2019, 2018 and 2017.
[2]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Figures stated in thousands, except as noted)

(See Note 22)

	Controlling interest
					Accumulated other comprehensive income (loss)		Accumulated deficit
					Cumulative	Actuarial
	Certificates of		Mexican		currency	(losses) gains				Non
	Contribution		Government	Legal	translation	on employee	For	From		controlling	Total Equity
	“A”		contributions	reserve	effect	benefits effect	the year	prior years	Total	interest	(deficit)
Balances as of December 31, 2017		356,544,447	43,730,591	1,002,130	44,633,012	(196,520,194)	(280,844,899)	(1,471,862,579)	(1,503,317,492)	965,107	(1,502,352,385)
Initial effect by the adoption of IFRS 9		—	—	—	—	—	—	(24,957)	(24,957)	—	(24,957)

Balances adjusted as of January 1, 2018		356,544,447	43,730,591	1,002,130	44,633,012	(196,520,194)	(280,844,899)	(1,471,887,536)	(1,503,342,449)	965,107	(1,502,377,342)
Transfer to accumulated deficit		—	—	—	—	—	280,844,899	(280,844,899)	—	—	—
Total comprehensive income (loss)		—	—	—	1,287,215	222,547,034	(180,374,350)	—	43,459,899	(487,989)	42,971,910

Balances as of December 31, 2018	U.S. $	356,544,447	43,730,591	1,002,130	45,920,227	26,026,840	(180,374,350)	(1,752,732,435)	(1,459,882,550)	477,118	(1,459,405,432)

Transfer to accumulated deficit							180,374,350	(180,374,350)	—		—
Increase in Certificates of Contribution “A”		122,131,000							122,131,000		122,131,000
Total comprehensive loss					(2,691,157)	(309,334,500)	(347,289,362)		(659,315,019)	(618,911)	(659,933,930)

Balances as of December 31, 2019	U.S. $	478,675,447	43,730,591	1,002,130	43,229,070	(283,307,660)	(347,289,362)	(1,933,106,785)	(1,997,066,569)	(141,793)	(1,997,208,362)

Balances as of December 31, 2019
(Unaudited US.S. dollars)	U.S. $	25,400,391	2,320,516	53,177	2,293,903	(15,033,412)	(18,428,532)	(102,578,205)	(105,972,162)	(7,524)	(105,979,686)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Figures stated in thousands, except as noted)

	2019		2019	2018	2017
	(Unaudited;
	U.S. dollars)
Operating activities:
Net loss	U.S. $	(18,461,523)	(347,911,084)	(180,419,837)	(280,850,619)
Items related to investment activities:
Income taxes and duties		18,244,619	343,823,489	446,612,429	375,258,833
Depreciation and amortization		7,279,679	137,187,010	153,382,040	156,704,513
Amortization of intangible assets		28,833	543,372	2,643,326	—
(Reversal of impairment) Impairment of wells, pipelines, properties, plant and equipment		5,151,562	97,082,214	(21,418,997)	151,444,560
Unsuccessful wells		3,799,605	71,604,308	15,443,086	6,164,624
Exploration costs		424,027	7,990,877	(2,171,218)	(1,447,761)
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment		134,865	2,541,558	16,885,264	17,063,671
Disposal of held-for-sale current non - financial assets		—	—	—	2,808,360
Depreciation of rights of use		394,226	7,429,275	—	—
Net loss on available-for-sale financial assets		—	—	—	3,523,748
Decrease on available–for-sale financial assets		—	—	—	1,360,205
(Gain) on sale of share in joint ventures and associates		—	—	(701,171)	(3,139,103)
Unrealized foreign exchange (income) loss of reserve for well abandonment		(13,734)	(258,816)	(6,953,200)	7,774,000
Profit sharing in joint ventures and associates		61,442	1,157,893	(1,527,012)	(360,440)
Dividends		—	—	—	(180,675)
Items related to financing activities		—
Unrealized foreign exchange income		(4,151,984)	(78,244,974)	(19,762,208)	(16,685,439)
Interest expense		7,050,142	132,861,340	120,727,022	117,644,548
Interest income		(1,299,201)	(24,483,706)	(9,520,962)	—

Funds from operating activities		18,642,558	351,322,756	513,218,562	537,083,025
Income taxes and duties paid		(18,440,528)	(347,515,447)	(443,785,240)	(372,240,560)
Derivative financial instruments		617,710	11,640,873	5,880,442	(38,377,961)
Accounts receivable		(705,003)	(13,285,925)	(286,509)	(27,124,228)
Long-term accounts receivable		—	—	—	114,693
Intangible assets		—	—	—	(5,166,184)
Inventories		(34,472)	(649,629)	(18,163,638)	(17,966,870)
Other assets		—	—	(530,711)	(1,972,532)
Accounts payable and accrued expenses		60,359	1,137,483	1,706,268	4,544,794
Suppliers		2,470,724	46,561,282	9,887,334	(11,694,162)
Provisions for sundry creditors		(307,113)	(5,787,614)	(5,950,348)	(7,266,629)
Employee benefits		3,552,878	66,954,701	53,604,884	50,065,396
Other taxes and duties		(1,334,980)	(25,157,966)	26,205,546	(46,601,312)

Net cash flows from operating activities		4,522,133	85,220,514	141,786,590	63,397,470
Investing activities:
Long-term receivables from the Mexican Government		—	—	2,364,053	—
Resources from the sale of available-for-sale financial assets		—	—	—	8,026,836
Interest received for long-term receivable from the Mexican Government		—	—	187,615	—
Other notes receivable		3,654	68,863	1,246,763	—
Proceeds from the sale of associates		—	—	4,078,344	3,141,710
Interest received		860,544	16,217,132	—	—
Other assets		(37,721)	(710,867)	—	—
Acquisition of wells, pipelines, properties, plant and equipment		(5,818,654)	(109,653,693)	(94,003,596)	(91,859,465)
Intangible assets		(913,773)	(17,220,238)	(14,957,093)	—

Net cash flows used in investing activities		(5,905,950)	(111,298,803)	(101,083,914)	(80,690,919)
Excess cash to apply in financing activities		(1,383,817)	(26,078,289)	40,702,676	(17,293,449)
Financing activities:
Increase in equity due to Certificates of Contribution “A”		6,480,748	122,131,000	—	—
Long-term receivables from the Mexican Government		1,724,241	32,493,666	—	—
Interest received for long-term receivable from the Mexican Government		329,591	6,211,217	—	—
Lease payments		(568,284)	(10,709,421)	—	—
Loans obtained from financial institutions		61,969,889	1,167,834,946	899,769,012	704,715,468
Debt payments, principal only		(62,882,977)	(1,185,042,283)	(841,033,392)	(642,059,819)
Interest paid		(6,789,273)	(127,945,203)	(115,289,389)	(108,910,417)

Net cash flows from (used in) financing activities		263,935	4,973,922	(56,553,769)	(46,254,768)

Net decrease in cash and cash equivalents		(1,119,882)	(21,104,367)	(15,851,093)	(63,548,217)
Effects of foreign exchange on cash balances		(9,889)	(186,411)	(88,252)	(2,132,542)
Cash and cash equivalents at the beginning of the period		4,346,593	81,912,409	97,851,754	163,532,513

Cash and cash equivalents at the end of the period (Note 9)	U.S. $	3,216,822	60,621,631	81,912,409	97,851,754

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands, except as noted)

NOTE 1.	STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

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

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics) and Pemex Fertilizantes (Pemex Fertilizers) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

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

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization proposed by the Director General of Petróleos Mexicanos. Pursuant to the corporate reorganization, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations of the existing Subsidiary Entities. Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation. The Board of Directors of Petróleos Mexicanos also approved the creation of the following Subsidiary Entities: Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logistics, Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizers and Pemex Etileno (Pemex Ethylene) (the “Corporate Reorganization”).

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

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which was published in the Official Gazette of the Federation and became effective on July 27, 2018. Pemex Industrial Transformation is subrogated in any obligation contracted or right acquired previously, in Mexico and abroad, by Pemex Cogeneration and Services that was in force on July 27, 2018.

On June 24, 2019, the Board of Directors of Petróleos Mexicanos approved the merger of Pemex Exploration and Production and Pemex Drilling and Services, as well as the merger of Pemex Industrial Transformation and Pemex Ethylene, both became effective on July 1, 2019. Pemex Exploration and Production and Pemex Industrial Transformation will remain as merging companies and Pemex Drilling and Services and Pemex Ethylene will become extinct as merged companies.

On June 28, 2019, modifications to the Creation Resolutions of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Pemex Fertilizers, which came into effect on July 1, 2019, were published in the Official Gazette of the Federation.

On July 30, 2019, the Declarations of Extinction of Pemex Drilling and Services and Pemex Ethylene, respectively, resulting from their merger with Pemex Exploration and Production and Pemex Industrial Transformation, respectively, were issued by the Board of Directors of Petróleos Mexicanos and effective on July 1, 2019, were published in the Official Gazette of the Federation.

The Subsidiary Entities, and their primary purposes, are as follows:

•

Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells

•

Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others.

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

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX.”

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.

NOTE 2.	AUTHORIZATION AND BASIS OF PREPARATION

Authorization –

On May 6, 2020, these consolidated financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Alberto Velázquez García, Chief Financial Officer, Mr. Carlos Fernando Cortez González, Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

These consolidated financial statements and the notes hereto are issued pursuant to the terms of Article 13 Fraction VI of the Petróleos Mexicanos Law, Article 104 Fraction III, paragraph a, of the Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (“General provisions applicable to securities’ issuers and other participants of the securities market”).

Audit appraisal matters are reported to the Audit Committee. The entire Board of Directors of Petróleos Mexicanos is currently acting as the Audit Committee.

These consolidated financial statements are PEMEX’s first annual consolidated financial statements in which IFRS 16, Leases (“IFRS 16”) has been applied. Changes to significant accounting policies are described in Note 4.

Basis of accounting –

A.	Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

B.	Basis of accounting

These consolidated financial statements have been prepared using the historical cost basis method, with the exception of the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value
Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)

C.	Going concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period. (See Note 22-F).

D.	Functional and reporting currency

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.

The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos.

iii.

Employee benefits provision was approximately 37% and 31% of PEMEX’s total liabilities as of December 31, 2019 and 2018, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Terms definition –

References in these consolidated financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

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

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are described in the following notes:

i.	Judgments, assumptions and estimation uncertainties

•	Note 3-C Financial instruments – Fair Value and expected credit losses

•	Note 3-E Wells, pipelines, properties, plant and equipment – Value in use

•	Note 3-F Intangible assets and oil and natural gas exploration and license, appraisal and development expenditure – successful efforts method

•	Note 3-H Impairment of non-financial assets – Cash flow estimates and discount rates determination

•	Note 3-I Leases – Early cancellation or renewal options

•	Note 3-K Provisions – Environmental liabilities and retirement of assets

•	Note 3-L Employee benefits – Actuarial assumptions

•	Note 3-M Income taxes, duties and royalties – Recoverably assesment of deferred tax assets

•	Note 3-N Contingencies – Probability assessment

ii.	Measurement of fair values

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

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

F.	Convenience translations

These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated statements of financial position, the consolidated statements of comprehensive income, the consolidated statements of changes in equity (deficit) and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and SHCP at December 31, 2019 of Ps. 18.8452 per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

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

For more information about joint ventures and associates, see Note 12.

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

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the consolidated statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the exchange rate at the date of the transaction for income and expenses reported in the consolidated statement of comprehensive income.

Foreign currency differences are recognized in OCI and accumulated in the currency translation effect, except to the extent that the translation difference is allocated to NCI.

When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to the consolidated statement of comprehensive income as part of the gain or loss on disposal. If PEMEX disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When PEMEX disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

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

ii.	Classification and subsequent measurement

Financial Assets –

On initial recognition, a financial asset is classified as measured at: Amortized Cost; Fair Value Through Other Comprehensive Income (“FVTOCI”)-debt investment; FVTOCI–equity investment; or Fair Value Through Profit or Loss (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless PEMEX changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

FINANCIAL ASSETS	MEASUREMENT
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

All financial assets not classified as measured at amortized cost or FVTOCI (as described above) are measured at FVTPL. This includes all derivative financial assets (see Note 18). On initial recognition, PEMEX may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets: Business model assessment –

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

Financial Asset: Assessment whether contractual cash flows are solely payments of principal and interest –

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

Financial assets: Subsequent measurement and gain and losses –

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

Financial liabilities: Classification, subsequent measurement and gains and losses –

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

Financial assets –

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

Financial liabilities –

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

These contracts are not accounted as designated hedging instruments. DFIs are accounted for as financial assets when the fair value is positive and as a financial liability when the fair value is negative.

vi.	Impairment

Financial instruments and contract assets –

PEMEX recognizes loss allowances for Estimated Credit Losses (“ECLs”) on:

•	financial assets measured at amortized cost;

•	debt investments measured at FVOCI; and

•	contract assets.

PEMEX measures loss allowances at an amount equal to lifetime ECL, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

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

PEMEX considers that a debt instrument has a low credit risk, when its credit rating is classified as “investment grade”. The investment grade classification is based on minimum credit ratings of Baa3 (Moody’s) and BBB- (S&P and Fitch), as well as its equivalent in other rating agencies.

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

Measurement of ECLs –

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (for example, the difference between the cash flows due to the entity in accordance with the contract and the cash flows that PEMEX expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets –

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

Presentation of allowance for ECL in the statement of financial position –

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write-off –

The gross carrying amount of a financial asset is written off when PEMEX has no reasonable expectation of recovering a financial asset in its entirety or a portion thereof. In the case of individual customers, PEMEX’s policy is to cancel the gross carrying amount when the financial asset has met the uncollectibility report as established in the Políticas Generales y Procedimientos para Cancelar Adeudos (Procedure to write-off financial assets). For corporate customers, PEMEX individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the PEMEX’s procedures for recovery of amounts due

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

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases, the cost also includes costs of plugging of wells and removal at present value.

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

Until December 2018, the capitalized value of financial leases was presented in the item of wells, pipes, properties, plant and equipment, net. As of January 1, 2019 they are presented as part of the rights of use line item.

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

Until December 2018, properties, plant and equipment acquired through financial leases were depreciated over the shorter of the lease term or the useful life of the asset.

The estimated useful lives of wells, pipelines, properties, plant and equipment for current and comparative periods are described in Note 13.

Estimated useful lives of items of properties, plant and equipment are reviewed and updated prospectively if expectations differ from previous estimates.

F.	Intangible assets and oil and natural gas exploration and license, appraisal and development expenditure

i.	Intangible assets

Intangible assets acquired separately are measured at initial recognition at their acquisition cost. After the initial recognition, intangible assets are valued at their acquisition cost, less: (i) accumulated amortization, under the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment losses.

Rights-of-way and software licenses are amortized over the lesser of their contract period or the remaining life of the asset to which they are associated. As of December 31, 2019, the rights of way were recognized as right of use, due to the adoption of IFRS 16.

The estimated useful lives of elements of intangible assets for current and comparative periods are described in Note 14.

The estimated useful lives and residual values of intangible assets are reviewed at each reporting date and adjusted if appropriate.

ii.	Wells not assigned to a reserve, oil and natural gas exploration, appraisal and development expenditure

a.	Wells not assigned to a reserve

Wells not assigned to a reserve mainly include drilling, evaluation and development costs for oil and natural gas, and rights-of-way.

b.	Oil and natural gas exploration, appraisal and development expenditures

Oil and natural gas exploration, evaluation and development expenses are accounted for using the principles of the successful efforts method of accounting, as described below:

Successful Efforts Method –

Pemex Exploration and Production applies IFRS 6 - Exploration and Evaluation of Mineral Resources, which allows an entity to develop an accounting policy for exploration and evaluation assets. Therefore, Pemex Exploration and Production uses the method of successful efforts, which requires a cause and effect relationship between the costs incurred and the recognition of specific reserves. Generally, if a cost is incurred without an identifiable future benefit, it is charged to expenses.

Before PEMEX is able to determine the accounting treatment of a cost, it must be classified as a property acquisition, exploration, development or production cost.

Exploration and appraisal expenditure –

Geological and geophysical exploration costs including topographic costs, geological studies, property access rights, remuneration and expenses of geologists and geophysicists are charged to expenses as incurred.

Costs directly associated with an exploration well, other than the costs mentioned in the preceding paragraph, are initially capitalized as an intangible asset (wells not assigned to a reserve) until the drilling of the well is complete and the results have been evaluated. These costs include employee compensation, materials and fuel used, platform costs and payments made to contractors.

If potentially commercial quantities of hydrocarbons are not found, the exploration well costs are written off against profit or loss. If hydrocarbons are found and, subject to additional assessment activity, are likely to be capable of commercial development, the costs continue to be carried as an asset. If it is determined that development will not occur, then the costs are expensed against profit or loss.

Costs directly associated with the evaluation activity performed to determine the size, characteristics and commercial potential of a reserve after the initial hydrocarbon discovery, including the costs of evaluation of wells where no hydrocarbons were found, are initially capitalized as an intangible asset (wells not assigned to a reserve). When proved reserves of oil and natural gas are determined and development is approved by management, the relevant expenditure is transferred to wells, pipelines, properties, plant and equipment.

Exploration wells more than 12 months old are recognized as an expense unless: (a)(i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that, either drilling or additional exploration wells are underway or firmly planned for the near future or (b) proved reserves are recorded within 12 months of completion of the exploratory drilling.

PEMEX periodically assesses the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in the preceding paragraph no longer apply.

Development expenditure –

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

Acquisition of property –

Acquisition of properties establishes that they must be capitalized when the costs related to the acquisition of properties are incurred, with proven or unproven reserves, which include the fees for the possession or lease, concession, or other form that represents the right to extract oil or gas.

Exploration –

Exploration includes all expenses related to the search for oil and / or gas reserves, including depreciation and applicable costs of supporting equipment and facilities, and the costs of drilling exploratory wells and exploratory stratigraphic wells. Some exploration costs are charged directly to expenses when they occur, such as the costs of maintaining unexploited properties, since such costs do not increase the possibilities that said lands contain proven reserves. The costs of geologists, topographers and geophysicists, including wages and other related expenses, are also charged directly to expenses when they occur because they do not represent the acquisition of an identifiable asset since these studies represent research expenses.

All costs for drilling exploratory wells are capitalized and classified as wells, pipelines, property, plant and equipment, not associated with a reserve, until it is determined whether or not a well has proven reserves. Once the exploratory wells are completed, the future treatment of these costs is determined.

Development –

Development costs are associated with previously discovered proven reserves, with previously known future benefits. Therefore, all costs incurred in development activities must be capitalized.

Development includes all costs incurred in creating a system of productive wells, related equipment, and facilities in proven reserves so that oil and / or gas can be extracted. Developmental costs are related to specific proven reserves. The cost of building roads to gain access to proven reserves is a development cost, as is the cost of providing facilities for the extraction, treatment, collection and storage of oil and / or gas. Developmental costs also include depreciation and operating costs of equipment and facilities used in developmental activities. Likewise, non-productive development wells (dry holes) are capitalized, since they are considered as a cost of creating the total production system for proven reserves.

Production –

Production includes the costs incurred to raise oil and / or gas to the surface, its collection, treatment, processing and field storage.

The production function ends in the storage tank of the production field or, in exceptional circumstances, at the first point of delivery of the oil and / or gas to the main line, refinery, marine terminal or common transport.

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

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in profit or loss.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value of the net future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or Cash Generating Unit (“CGU”), assuming that such participants were acting in their best economic interest.

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

PEMEX has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

Policy applicable after January 1, 2019

At inception of a contract, PEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, PEMEX uses the definition of a lease in IFRS 16.

This policy is applied to contracts entered into or modified, on or after January 1, 2019.

As a lessee –

At commencement or on modification of a contract that contains a lease component, PEMEX allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, PEMEX has elected for some leases not to separate non-lease components and to account for the lease and non-lease components as a single lease component.

PEMEX recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to PEMEX by the end of the lease term or the cost of the right-of-use asset reflects that PEMEX will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. Useful lives are shown in Note 17.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, PEMEX’s incremental borrowing rate. Generally, PEMEX uses its incremental borrowing rate as the discount rate.

PEMEX determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that PEMEX is reasonably certain to exercise, lease payments in an optional renewal period if PEMEX is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless PEMEX is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in PEMEX’s estimate of the amount expected to be payable under a residual value guarantee, if PEMEX changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

PEMEX presents separately the right-of-use assets and lease liabilities in the statement of financial position.

Short-term leases and leases of low-value assets –

PEMEX has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. PEMEX recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy applicable before January 1, 2019 –

For contracts entered into before January 1, 2019, PEMEX determined whether the arrangement was or contained a lease based on the assessment of whether:

•	fulfilment of the arrangement was dependent on the use of a specific asset or assets; and

•	the arrangement had conveyed a right to use the asset. An arrangement conveyed the right to use the asset if one of the following was met:

•	the purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

•	the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

•

facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

As a lessee –

In the comparative period, as a lessee PEMEX classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in PEMEX’s statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

J.	Provisions

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

Environmental liabilities –

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

Retirement of assets –

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

K.	Employee benefits

i.	Short-term employee benefits

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

New remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. PEMEX determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at such time, taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. PEMEX recognizes gains and losses from the settlement of a defined benefit plan when the settlement occurs.

iv.	Other long-term employee benefits

PEMEX’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. New remeasurements are recognized in profit or loss in the period in which they arise.

v.	Termination benefits

Termination benefits are expensed at the earlier of when PEMEX can no longer withdraw its offer of those benefits and when PEMEX recognizes costs for a restructuring. If benefits are not expected to be settled in full within 12 months of the reporting date, then they are discounted.

L.	Income taxes, duties and royalties

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

Duties –

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, “Income Taxes” (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined based on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria are recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized in costs and expenses relating to the transactions that gave rise to them.

Royalties and considerations –

Royalties and considerations are payable pursuant to license agreements. These royalties are recognized as liabilities and affect the items of costs and expenses related to the operations that gave rise to them (see Note 13).

M.	Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

N.	Fair value

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

O.	Revenue from contracts with customers

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer (see Note 7).

P.	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

Q.	Presentation of consolidated statements of comprehensive income

Costs and expenses shown in PEMEX’s consolidated statements of income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

i.	Operating profit

Operating profit is the result generated from the continuing principal revenue-producing activities of PEMEX as well as other income and expenses related to operating activities. Operating profit excludes net finance costs, share of profit of equity-accounted investees and income taxes and duties.

Revenues –

Represents revenues from sale or products or services.

Cost of sales –

Cost of sales represents the acquisition and production costs of inventories, depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process, production taxes and duties, exploration costs, non-operating costs, among others.

Other revenues and other expenses –

Other revenues and other expenses consist primarily of income and expenses that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses –

Transportation, distribution and sale expenses are costs in connection with the storage, sale and delivery of products, such as the depreciation and operating expenses associated with these activities.

Administrative expenses –

Administrative expenses are costs related to PEMEX’s areas that provide administrative support.

ii.	Financing income and financing cost and derivative financial instruments income (cost), net

Financing income –

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost –

Financing cost is comprised of interest expenses, commissions and other expenses related to PEMEX’s financing operations less any portion of the financing cost that is capitalized.

When calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset has no credit impairment), to the amortized cost of the liability or to the present value lease liabilities. However, for financial assets with credit impairment after initial recognition, interest income is calculated by applying the effective interest rate at the amortized cost of the financial asset. If the asset ceases to be impaired, the interest income calculation returns to the gross base.

Derivative financial instruments income (cost), net –

Includes the result of changes in the fair value of derivative financial instruments.

NOTE 4.	ACCOUNTING CHANGES AND RECLASSIFICATIONS

A.	Accounting changes

a.	IFRS 16 “Leases” (“IFRS 16”)

In January 2016, the IASB published IFRS 16, which replaced IAS 17, “Leases” and related interpretations, including IFRIC 4 “Determining whether an Arrangement contains a Lease” (“IFRIC 4”).

From January 1, 2019, PEMEX applied IFRS 16 for the first time. Several other amendments and interpretations apply for the first time in 2019, but do not have a material impact on the consolidated financial statements of PEMEX.

IFRS 16 introduces a single, on balance sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value assets. Lessor accounting remains similar to previous accounting policies.

PEMEX applied IFRS 16 initially on January 1, 2019 using the modified retrospective approach. There was no impact against retained earnings because as of January 1, 2019 the rights of use and the lease liability were for the same amount (in addition to a reclassification of the previously recognized finance leases). Accordingly, the comparative information presented for 2018 has not been restated and it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below.

i.	Definition of a lease

Previously, PEMEX determined at contract inception whether an arrangement was or contained a lease under IFRIC 4. PEMEX now assesses whether a contract is or contains a lease based on the new definition of a lease under IFRS 16. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, PEMEX elected to apply the practical expedient to adopt the definition of lease at the time of transition. This means it applied IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4. The definition of a lease under IFRS 16 has been applied only to contracts entered into or modified on or after January 1, 2019.

ii.	As a lessee

PEMEX recognizes assets and liabilities for its operating leases, which primarily consist of transportation and railway equipment, docks, hydrogen supply plants, electric power and steam gas storage facilities.

As a lessee, PEMEX previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, PEMEX recognizes right-of-use assets and lease liabilities for most leases, and these leases are on-balance sheet.

PEMEX has elected not to recognize right-of-use and lease liabilities for some leases of short-term leases. PEMEX recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Significant accounting policy –

PEMEX recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, PEMEX’s incremental borrowing rate. PEMEX uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured as increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, changes in the assessment of whether a purchase or extension option or reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

PEMEX has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether PEMEX is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Transition –

Previously, PEMEX classified a number of leases as operating leases under IAS 17. These leases include transportation and railway equipment, docks, hydrogen supply plants, electric power and steam gas storage facilities. The leases typically run for a period of up to 20 years. Some leases include an option to renew the lease for an additional 5 years or without defined term after the end of the non-cancellable period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at PEMEX’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments. PEMEX applied this approach to all operating leases.

PEMEX used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

PEMEX leases certain production equipment that were classified as finance leases under IAS 17. For these leases, the carrying amount of the right-of use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

PEMEX reclassified intangible assets to rights of use of the rights of way that they had registered in that concept until December 31, 2018.

iii.	Impacts on financial statements

Impact in the transition –

On transition to IFRS 16 (effective as of January 1, 2019), PEMEX’s recognized additional right-of-use assets and additional lease liabilities. The impact on transition is summarized below.

	Total
Right of use assets	Ps.	72,760,580	*
Lease liability	Ps.	70,651,797

*	Includes the reclassification of rights of way that were presented as intangible assets. The liability is not recognized due to prepayments made.

When measuring lease liabilities for leases that were classified as operating leases, PEMEX discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 7.7%.

	2019
Operating lease commitment at December 31, 2018	Ps.	62,723,909
Undisclosed leases in 2018 Financial statements		40,186,551

Operating lease commitment		102,910,460

Operating lease commitment discounted using the incremental borrowing rate at January 1, 2019	Ps.	65,608,174
Lease liabilities from financial leases previously recognized up to December 31, 2018		6,053,280
Recognition exemption for:
Short-term leases		(1,009,657)

Lease liabilities recognized at January 1, 2019	Ps.	70,651,797

Some other accounting standards were effective as January 1, 2019 but did not have a significant impact on PEMEX’s financial statements.

B.	Reclassifications

Some non-material amounts as of December 31, 2018 were regrouped to conform their presentation to the statement of financial position for 2019.

NOTE 5.	SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of December 31, 2019 and 2018, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Pemex Fertilizers. Former Subsidiary Entities Pemex Drilling and Services and Pemex Ethylene were also consolidated in these financial statements until June 30, 2019 and Pemex Cogeneration and Services was also consolidated in these financial statements until July 27, 2018 (see Note 1).

As of December 31, 2019 and 2018, the consolidated Subsidiary Companies are as follows:

•	PEP Marine, DAC. (PEP DAC) (v)

•	P.M.I. Services, B.V. (PMI SHO) (i)(viii)

•	P.M.I. Holdings, B.V. (PMI HBV) (i)

•	P.M.I. Trading DAC (PMI Trading) (i)(vi)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)

•	P.M.I. Campos Maduros SANMA, S. de R. L. de C. V. (SANMA)

•	Pro-Agroindustria, S. A. de C. V. (AGRO)

•	P.M.I. Azufre Industrial, S. A. de C. V. (PMI AZIND) (iii)

•	P.T.I. Infraestructura de Desarrollo, S. A. de C. V. (PTI ID) (vii)

•	P.M.I. Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)

•	P.M.I. Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)

•	P.M.I. Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP) (i)

•	P.M.I. Midstream del Centro, S. A. de C. V. (PMI MC) (i)

•	PEMEX Procurement International, Inc. (PPI)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)

•	PEMEX Finance, Ltd. (FIN) (iv)

•	Mex Gas Internacional, S. L. (MGAS)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII)

•	Kot Insurance Company, AG. (KOT)

•	PPQ Cadena Productiva, S.L. (PPQCP)

•	III Servicios, S. A. de C. V. (III Servicios)

•	PM.I. Ducto de Juárez, S. de R.L. de C.V. (PMI DJ)(i)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP)

•	Grupo Fertinal (GP FER)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA)(ii)

•	P.M.I. Trading Mexico, S.A. de C.V. (TRDMX) (i)

•	Holdings Holanda Services, B.V. (HHS)

i.	Member Company of the “PMI Subsidiaries”.

ii.	Non-controlling interest company.

iii.	As of August 2018, this company was consolidated by MGAS, through the acquisition of its shares.

iv.	On December 17, 2018 PEMEX acquired the total shares in this company and as of December 31, 2018 this company is no longer part of the non-controlling interest.

v.	Formerly P.M.I. Marine DAC until August 2018

vi.	Formerly P.M.I. Trading Ltd until August 2018.

vii.	Formerly PMI Infraestructura de Desarrollo, S.A. de C.V. until March 2019. On May 30, 2019 these shares were transferred to Pemex Industrial Transformation.

viii.	This company was liquidated in 2019.

NOTE 6.	SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. During 2019, PEMEX’s operations were conducted through eight business segments: Exploration and Production, Industrial Transformation, Drilling and Services (merged into Pemex Exploration and Production as of July 1, 2019, see Note 1), Logistics, Ethylene (merged into Pemex Industrial Transformation as of July 1, 2019, see Note 1), Fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX that are intended to reflect international market prices. Prior to July 27, 2018, PEMEX’s operations were also conducted through the Cogeneration and Services business segment (liquidated company as of July 27, 2018, see Note 1).

The primary sources of revenue for PEMEX’s business segments are as described below:

•

The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to 23 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•

The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (“Airports and Auxiliary Services Agency”). The refining segment’s most important products are different types of gasoline and diesel.

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

•	The drilling segment receives income from drilling services, and servicing and repairing wells. This entity was merged into Pemex Exploration and Production on July 1, 2019 (see Note 1).

•

The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•

The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market. This entity was merged into Pemex Industrial Transformation on July 1, 2019 (see Note 1).

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

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the year ended December 31, 2019	Exploration and Production		Industrial Transformation		Drilling and Services(1)		Logistics		Fertilizers		Ethylene(2)		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	409,059,838	Ps.	791,912,881	Ps.		Ps.	—	Ps.	1,634,300	Ps.	5,254,234	Ps.	175,509,189	Ps.	9,492,063	Ps.	—	Ps.	1,392,862,505
Intersegment		330,977,190		127,164,644		2,758,454		88,604,529		560,987		722,992		484,139,042		100,021,336		(1,134,949,174)		—
Services income		452,569		2,085,081		20,755		4,663,770		853		3,690		67,982		1,813,980		—		9,108,680
(Impairment) reversal of wells pipelines, properties, plant and equipment, net		(169,834,947)		42,243,942		—		34,119,240		(2,298,775)		—		(1,311,674)		—		—		(97,082,214)
Cost of sales		474,407,431		962,544,415		(1,918,085)		51,298,858		3,380,826		7,977,771		646,671,417		49,979,372		(1,071,408,581)		1,122,933,424

Gross income (loss)		96,247,219		862,133		4,697,294		76,088,681		(3,483,461)		(1,996,855)		11,733,122		61,348,007		(63,540,593)		181,955,547
Other revenue		6,765,641		3,032,601		30,949		202,800		22,575		77,625		444,289		4,363,967		—		14,940,447
Other expenses		(6,088,330)		(551,926)		(45,784)		(311,878)		(7,147)				—		(130,791)		(75,835)		(7,211,691)
Distribution, transportation and sales expenses		262,642		23,881,788		—		22,467		288,347		126,064		1,323,007		31,323		(4,049,727)		21,885,911
Administrative expenses		58,889,451		50,067,272		282,524		8,504,381		615,830		585,069		2,575,536		68,791,707		(59,542,948)		130,768,822

Operating income (loss)		37,772,437		(70,606,252)		4,399,935		67,452,755		(4,372,210)		(2,630,363)		8,278,868		(3,241,847)		(23,753)		37,029,570
Financing income		82,736,593		1,924,073		248,966		697,130		65,049		14,090		801,046		156,297,750		(218,300,991)		24,483,706
Financing cost		(133,855,016)		(6,161,047)		(386,894)		(434,392)		(770,869)		(185,433)		(971,573)		(208,419,002)		218,322,886		(132,861,340)
Derivative financial instruments (cost) income, net		(2,262,632)		(9,231)		—		—		—		—		(1,471,566)		(14,768,593)		(4)		(18,512,026)
Foreign exchange (loss) income, net		78,219,349		3,710,324		95,658		214,157		48,226		(35,843)		(212,619)		4,891,136		—		86,930,388
Profit (loss) sharing in joint ventures and associates		28,770		105,447		—		(17,682)		(2,314,587)		—		1,195,058		(295,764,002)		295,609,103		(1,157,893)
Taxes, duties and other		372,141,985		—		1,498,122		(19,902,667)		—		(1,446,202)		2,433,349		(10,901,098)		—		343,823,489

Net (loss) income		(309,502,484)		(71,036,686)		2,859,543		87,814,635		(7,344,391)		(1,391,347)		5,185,865		(350,103,460)		295,607,241		(347,911,084)
Total current assets		985,938,224		220,597,465		—		111,583,417		7,773,098		—		161,300,389		718,345,361		(1,864,985,583)		340,552,371
Total non-current assets		769,244,352		385,462,326		—		160,374,484		1,720,770		—		43,127,474		1,001,402,395		(783,436,153)		1,577,895,648
Total current liabilities		393,129,182		290,128,797		—		28,995,291		12,648,563		—		125,341,872		1,564,317,345		(1,862,357,422)		552,203,628
Total non-current liabilities		2,210,050,053		682,521,743		—		78,111,581		6,121,684		—		3,382,236		2,080,349,970		(1,697,084,513)		3,363,452,754
Equity (deficit), net		(847,996,658)		(366,590,749)		—		164,851,029		(9,276,379)		—		75,703,755		(1,924,919,559)		911,020,199		(1,997,208,362)
Depreciation and amortization		102,959,025		24,653,730		369,636		6,521,380		(323,902)		607,016		93,193		2,306,932		—		137,187,010
Net periodic cost of employee benefits		34,522,749		54,339,969		12,056		243,330		(6,361)		7,860		37,512		27,019,834		—		116,176,949

(1)

This company was merged on June 30, 2019. All operations for periods subsequent to the merger were transferred to Pemex Exploration and Production (See Note 1). Therefore, these amounts are not comparable with 2018 figures.

(2)

This company was merged on June 30, 2019. All operations for periods subsequent to the merger were transferred to Pemex Industrial Transformation (See Note 1). Therefore, these amounts are not comparable with 2018 figures.

As of/for the year ended December 31, 2018	Exploration and Production		Industrial Transformation		Cogeneration and Services(1)		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	482,262,631	Ps.	960,558,229	Ps.	—	Ps.	—	Ps.	—	Ps.	2,933,424	Ps.	12,809,114	Ps.	204,103,954	Ps.	9,778,796	Ps.	—	Ps.	1,672,446,148
Intersegment		397,199,590		141,997,392		—		3,414,033		63,672,574		65,802		1,635,050		640,382,216		119,762,378		(1,368,129,035)		—
Services income		23,110		546,136		—		198,775		4,708,217		4,742		13,379		64,038		3,114,605		—		8,673,002
Reversal (Impairment) of wells pipelines, properties, plant and equipment, net		65,013,616		659,610		—		—		(40,288,338)		(2,246,264)		—		(1,719,627)		—		—		21,418,997
Cost of sales		402,979,694		1,091,796,331		—		(1,350,678)		42,694,683		4,509,881		15,952,951		837,820,025		54,148,722		(1,249,040,048)		1,199,511,561
Gross income (loss)		541,519,253		11,965,036		—		4,963,486		(14,602,230)		(3,752,177)		(1,495,408)		5,010,556		78,507,057		(119,088,987)		503,026,586

Other income		23,672,128		6,633,510		1,788		62,488		178,431		81,808		149,035		1,703,304		7,683,041		1,352,098		41,517,631
Other expenses		(11,196,845)		(1,263,080)		—		(3,860,217)		(40,248,271)		(10,389)		(7)		87,697		(911,091)		38,937,083		(18,465,120)
Distribution, transportation and sales expenses		106,510		26,616,527		—		63		82,755		387,397		251,459		280,407		94,457		(3,462,366)		24,357,209
Administrative expenses		67,988,247		51,613,434		—		965,397		11,592,604		785,883		1,860,759		1,541,092		74,525,804		(76,551,739)		134,321,481

Operating income		485,899,779		(60,894,495)		1,788		200,297		(66,347,429)		(4,854,038)		(3,458,598)		4,980,058		10,658,746		1,214,299		367,400,407
Financing income		94,009,399		7,475,509		1		350,326		1,351,514		4,916		26,565		702,471		142,481,311		(214,844,890)		31,557,122
Financing cost		(127,343,514)		(1,910,666)		—		(771,639)		(220,721)		(478,044)		(79,335)		(1,379,583)		(202,865,030)		214,321,510		(120,727,022)
Derivative financial instruments (cost) income, net		(19,132,060)		(11,304)		—		—		—		—		—		382,568		(3,497,812)		(5)		(22,258,613)
Foreign exchange (loss) income, net		28,035,087		(1,707,558)		—		31,051		167,982		(2,577)		(28,542)		920,488		(3,756,451)		—		23,659,480
Profit (loss) sharing in joint ventures and associates		54,149		—		—		—		(1,092)		—		—		1,012,490		(124,094,148)		124,555,613		1,527,012
Taxes, duties and other		469,669,529		—		—		(407,217)		(2,474,189)		—		1,446,202		1,840,409		(8,496,511)		—		461,578,223

Net (loss) income		(8,146,689)		(57,048,514)		1,789		217,252		(62,575,557)		(5,329,743)		(4,986,112)		4,778,083		(172,576,873)		125,246,527		(180,419,837)
Total current assets		1,109,407,361		238,486,786		—		11,478,067		15,343,841		2,772,995		8,337,752		137,727,664		723,490,973		(1,853,935,478)		393,109,961
Total non-current assets		1,023,144,103		283,521,897		—		15,267,696		100,097,224		4,187,744		17,771,292		28,939,309		1,624,995,944		(1,415,837,902)		1,682,087,307
Total current liabilities		334,709,929		155,402,987		—		2,962,370		31,418,555		9,682,768		6,710,315		98,007,805		1,662,808,360		(1,853,926,795)		447,776,294
Total non-current liabilities		2,254,024,319		529,484,079		—		10,739,495		10,332,359		108,467		149,750		4,272,341		2,116,660,861		(1,838,945,265)		3,086,826,406
Equity (deficit), net		(456,182,784)		(162,878,383)		—		13,043,898		73,690,151		(2,830,496)		19,248,979		64,386,827		(1,430,982,304)		423,098,680		(1,459,405,432)
Depreciation and amortization		124,671,118		19,183,640		—		1,483,248		4,409,226		(246,697)		1,385,445		403,122		2,092,938		—		153,382,040
Net periodic cost of employee benefits		33,688,888		51,239,055		—		27,105		191,132		9,162		8,839		(321,683)		26,861,666		2,917,450		114,621,614

(1)	This company was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all operations were transferred to Pemex Industrial Transformation (See Note 1).

As of/for the year ended December 31, 2017	Exploration and Production		Industrial Transformation		Cogeneration and Services (1)		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps.	857,456,146	Ps.	—	Ps.	—	Ps.	—	Ps.	4,123,006	Ps.	12,621,648	Ps.	508,539,112	Ps.	3,159,238	Ps.	—	Ps.	1,385,899,150
Intersegment		762,637,362		150,360,283		114,233		3,400,456		70,671,871		642,965		1,565,757		539,193,190		79,031,944		(1,607,618,061)		—
Services income		—		6,116,937		334,755		41,741		3,714,941		2,339		26,733		66,621		826,502		—		11,130,569
(Impairment) reversal of wells pipelines, properties, plant and equipment, net		(129,350,315)		(15,952,092)		—		—		—		(1,935,500)		—		—		(4,206,653)		—		(151,444,560)
Cost of sales		391,089,410		1,004,683,554		472,732		468,171		50,926,263		6,001,259		14,272,340		1,031,997,901		33,033,923		(1,528,740,673)		1,004,204,880

Gross income (loss)		242,197,637		(6,702,280)		(23,744)		2,974,026		23,460,549		(3,168,449)		(58,202)		15,801,022		45,777,108		(78,877,388)		241,380,279
Other income		21,602,100		10,119,278		2,646		125,591		584,686		11,456		202,211		1,330,172		(974,856)		(749,721)		32,253,563
Other expenses		(11,398,055)		(8,603,740)		—		(157,045)		(24,719,122)		(2,443)		(179,181)		(1,022,960		(4,370,016)		23,373,074		(27,079,488)
Distribution, transportation and sales expenses		—		26,049,566		13,581				73,526		528,370		334,663		375,482		59,043		(5,544,561)		21,889,670
Administrative expenses		58,539,119		38,994,887		37,679		888,776		7,459,928		352,537		1,105,554		1,564,859		62,001,641		(51,005,526)		119,939,454

Operating income (loss)		193,862,563		(70,231,195)		(72,358)		2,053,796		(8,207,341)		(4,040,343)		(1,475,389)		14,167,893		(21,628,448)		296,053		104,725,231
Financing income		121,293,404		11,427,907		147		57,313		1,622,827		2,248		46,113		905,405		145,907,795		(265,097,306)		16,165,853
Financing cost		(136,378,338)		(2,398,643)		(19,882)		(795,947)		(2,307,427)		(211,004)		(1,964)		(1,328,827)		(239,003,771)		264,801,255		(117,644,548)
Derivative financial instruments (cost) income, net		(1,613,874)		5,835		—		—		—		—		—		(772,143)		27,718,506		—		25,338,324
Foreign exchange (loss) income, net		10,043,316		4,924,209		—		227,365		613,099		(20,925)		(10,486)		(4,318)		7,411,862		—		23,184,122
Profit (loss) sharing in joint ventures and associates		(75,195)		485,224		—		—		(74)		—		—		1,049,809		(212,666,494)		211,567,170		360,440
Taxes, duties and other		338,169,260		—		—		276,967		(7,444,967)		—		—		1,972,718		6,063		—		332,980,041

Net (loss) income		(151,037,384)		(55,786,663)		(92,093)		1,265,560		(833,949)		(4,270,024)		(1,441,726)		12,045,101		(292,266,613)		211,567,172		(280,850,619)

Depreciation and amortization		127,742,568		17,935,112		—		2,368,123		4,562,140		422,930		1,688,493		(19,798)		2,004,945		—		156,704,513
Net periodic cost of employee benefits		32,794,386		52,538,989		—		39,697		(4,954)		(1,999)		(12,561)		16,166		22,703,351		—		108,073,075

Supplemental geographic information –

	For the years ended December 31,
	2019		2018		2017
Domestic sales	Ps.	807,020,214	Ps.	980,559,538	Ps.	877,360,038

Export sales:
United States		372,134,617		434,838,159		302,912,999
Canada, Central and South America		3,102,066		11,274,714		13,943,080
Europe		131,498,445		158,900,339		71,470,613
Other		79,107,163		86,873,398		120,212,420

Total export sales		585,842,291		691,886,610		508,539,112

Services income*		9,108,680		8,673,002		11,130,569

Total sales	Ps.	1,401,971,185	Ps.	1,681,119,150	Ps.	1,397,029,719

*	Services income as of December 31, 2019, 2018 and 2017 represent approximately 80%, 63% and 92%, from domestic sales, respectively.

PEMEX does not have significant long-lived assets outside of Mexico.

Income by product –

	For the years ended December 31,
	2019		2018		2017
Domestic sales
Refined petroleum products and derivatives (primarily gasolines)	Ps.	725,759,040	Ps.	850,342,124	Ps.	738,943,017
Gas		66,303,063		110,219,691		116,021,269
Petrochemical products		14,958,111		19,997,723		22,395,752

Total domestic sales	Ps.	807,020,214	Ps.	980,559,538	Ps.	877,360,038

Export sales
Crude oil	Ps.	408,771,392	Ps.	482,259,045	Ps.	356,623,114
Refined petroleum products and derivatives (primarily gasolines)		118,495,443		167,796 ,526		124,644,353
Gas		53,353,075		34,446,277		22,253,493
Petrochemical products		5,222,382		7,384,762		5,018,152

Total export sales	Ps.	585,842,291	Ps.	691,886,610	Ps.	508,539,112

NOTE 7.	REVENUE

As of December 31, 2019, 2018 and 2017, the revenues were as follows:

A.	Revenue disaggregation

For the year ended December 31,	Exploration and Production		Industrial Transformation	Cogeneration and Services(1)	Drilling and Services(2)	Logistics	Fertilizers	Ethylene(3)	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2019
United States		226,689,583	—	—	—	—	—	—	144,578,641	866,393		372,134,617
Other		57,106,954	—	—	—	—	—	—	21,001,222	4,101,054		82,209,230
Europe		124,974,855	—	—	—	—	—	—	6,409,388	1,903,942		133,288,185
Local		741,015	793,997,962	—	20,755	4,663,770	1,635,153	5,257,924	3,587,920	4,434,654		814,339,153

Total	Ps.	409,512,407	793,997,962		20,755	4,663,770	1,635,153	5,257,924	175,577,171	11,306,043	Ps.	1,401,971,185

2018*
United States		276,785,650	—	—	—	—	—	—	158,713,210	—		435,498,860
Other		51,708,232	—	—	—	—	—	—	40,743,480	5,660,310		98,112,022
Europe		153,765,163	—	—	—	—	—	—	4,647,265	2,905,858		161,318,286
Local		26,696	961,104,365	—	198,775	4,708,217	2,938,166	12,822,493	64,037	4,327,233		986,189,982

Total	Ps.	482,285,741	961,104,365	—	198,775	4,708,217	2,938,166	12,822,493	204,167,992	12,893,401	Ps.	1,681,119,150

2017*
United States		—	—	—	—	—	—	—	320,069,332	—		320,069,332
Other		—	—	—	—	—	—	—	71,209,448	—		71,209,448
Europe		—	—	—	—	—	—	—	117,260,334	1,062,795		118,323,129
Local		—	863,573,083	334,755	41,741	3,714,941	4,125,345	12,648,381	66,619	2,922,945		887,427,810

Total	Ps.	—	863,573,083	334,755	41,741	3,714,941	4,125,345	12,648,381	508,605,733	3,985,740	Ps.	1,397,029,719

Major products and services 2019
Crude oil		408,771,392	—	—	—	—	—	—	—	—		408,771,392
Gas		288,446	66,014,617	—	—	—	—	—	53,353,075	—		119,656,138
Refined petroleum products		—	722,239,101	—	—	—	—	—	121,028,417	986,965		844,254,483
Oher		—	3,659,163		—	—	1,634,300	5,254,234	1,127,697	8,505,098		20,180,492
Services		452,569	2,085,081	—	20,755	4,663,770	853	3,690	67,982	1,813,980		9,108,680

Total	Ps.	409,512,407	793,997,962	—	20,755	4,663,770	1,635,153	5,257,924	175,577,171	11,306,043	Ps.	1,401,971,185

For the period ended December 31, 2018*	Exploration and Production		Industrial Transformation		Cogeneration and Services(1)		Drilling and Services(2)		Logistics		Fertilizers		Ethylene(3)		Trading Companies		Corporate and Other Operating Subsidiary Companies		Total
Crude oil		482,259,045		—		—		—		—		—		—		—		—		482,259,045
Gas		3,586		110,216,105		—		—		—		—		—		34,446,277		—		144,665,968
Refined petroleum products		—		850,342,124		—		—		—		—		—		167,796,526		—		1,018,138,650
Oher		—		—		—		—		—		2,933,424		12,809,114		1,861,151		9,778,796		27,382,485
Services		23,110		546,136		—		198,775		4,708,217		4,742		13,379		64,038		3,114,605		8,673,002

Total	Ps.	482,285,741		961,104,365		—		198,775		4,708,217		2,938,166		12,822,493		204,167,992		12,893,400	Ps.	1,681,119,150

2017*
Crude oil		—		—		—		—		—		—		—		356,623,113		—		356,623,113
Gas		—		116,021,269		—		—		—		—		—		22,253,493		—		138,274,762
Refined petroleum products		—		738,943,017		—		—		—		—		—		124,644,353		—		863,587,370
Oher		—		2,491,860		—		—		—		4,123,006		12,621,648		5,018,153		3,159,238		27,413,905
Services		—		6,116,937		334,755		41,741		3,714,941		2,339		26,733		66,621		826,502		11,130,569

Total	Ps.	—		863,573,083		334,755		41,741		3,714,941		4,125,345		12,648,381		508,605,733		3,985,740	Ps.	1,397,029,719

Timing of revenue recognition 2019
Products transferred at a point in time		409,059,838		791,912,881		—		—		—		1,634,300		5,254,234		175,509,189		9,492,063		1,392,862,505
Products and services transferred over the time		452,569		2,085,081		—		20,755		4,663,770		853		3,690		67,982		1,813,980		9,108,680

Total	Ps.	409,512,407		793,997,962		—		20,755		4,663,770		1,635,153		5,257,924		175,577,171		11,306,043	Ps.	1,401,971,185

2018
Products transferred at a point in time		482,262,631		960,558,229		—		—		—		2,933,424		12,809,114		204,103,954		9,778,796		1,672,446,148
Products and services transferred over the time		23,110		546,136		—		198,775		4,708,217		4,742		13,379		64,038		3,114,605		8,673,002

Total	Ps.	482,285,741		961,104,365		—		198,775		4,708,217		2,938,166		12,822,493		204,167,992		12,893,401	Ps.	1,681,119,150

2017*
Products transferred at a point in time		—		857,456,146		—		—		—		4,123,006		12,621,648		508,539,111		3,159,239		1,385,899,150
Products and services transferred over the time		—		6,116,937		334,755		41,741		3,714,941		2,339		26,733		66,622		826,501		11,130,569

Total	Ps.	—	Ps.	863,573,083	Ps.	334,755	Ps.	41,741	Ps.	3,714,941	Ps.	4,125,345	Ps.	12,648,381	Ps.	508,605,733	Ps.	3,985,740	Ps.	1,397,029,719

* PEMEX applied the modified retrospective transition method to the implementation of IFRS 15. Under this method the comparative financial information is not re-established.
(1)	This company was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all the operations were transferred to Pemex Industrial Transformation (see Note 1).
(2)

This company was merged on June 30, 2019. All the operations for periods subsequent to the merger were transferred to Pemex Exploration and Production (see Note 1). Therefore these amounts are not comparable with 2018 figures.

(3)

This company was merged on June 30, 2019. All the operations for periods subsequent to the merger were transferred to Pemex Industrial Transformation (see Note 1). Therefore these amounts are not comparable with 2018 figures.

Nature, performance obligations and timing of revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales

Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).

Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9

The price of the product is determined based on a market components formula and, with respect to crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders.

For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to 2 months in determining the final sale price, such as in the case of sales to some regions.

Revenue is measured initially estimating the variable compensations such as quality and volume claims, delays in boarding etc.

Sale of petroleum products

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

Sales of natural gas

There is only one performance obligation that includes transport and handling services to the point of delivery.

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

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

Services

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

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.

Income is recognized over time as the service is rendered.

Other products

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

B.	Accounts receivable in the statement of financial position

As of December 31, 2019 and 2018, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 89,263,870 and Ps. 87,740,515 , respectively (see Note 10).

C.	Practical expedients

i.	Expiration of contracts

PEMEX has no outstanding performance obligations to disclose as of December 31, 2018 due to the nature of its operations.

ii.	Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

iii.	Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

NOTE 8.	FINANCIAL INSTRUMENTS

A.	Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of December 31, 2019 and 2018. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Further, for the current year, the fair value of disclosure of lease liabilities is also not required.

	Carrying amount									Fair value hierarchy
As of December 31, 2019	FVTPL		FVOCI –debt instruments	FVOCI –equity instruments	Financial assets at amortized cost		Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	11,496,330	—	—		—	—		11,496,330	—	11,496,330	—	11,496,330
Equity instruments (i)		—	—	346,563		—	—		346,563	—	346,563	—	346,563

Total	Ps.	11,496,330	—	346,563		—	—		11,842,893

Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—		60,621,631	—		60,621,631	—	—	—	—
Customers, net		—	—	—		89,263,870	—		89,263,870	—	—	—	—
Employees and officers		—	—	—	.	3,667,242	—	.	3,667,242	—	—	—	—
Sundry debtors		—	—	—		27,748,849	—		27,748,849	—	—	—	—
Investments in joint ventures, associates and other		—	—	—		14,874,579	—		14,874,579	—	—	—	—
Long-term notes receivable		—	—	—		127,475,276	—		127,475,276	—	—	—	—
Other assets		—	—	—		3,451,096	—		3,451,096	—	—	—	—

Total	Ps.	—	—	—		327,102,543	—		327,102,543

Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(16,650,171)	—	—		—	—		(16,650,171)	—	(16,650,171)	—	(16,650,171)
Total	Ps.	(16,650,171)	—	—		—	—		(16,650,171)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—		—	(208,034,407)		(208,034,407)	—	—	—	—
Accounts and accrued expenses payable		—	—	—		—	(26,055,151)		(26,055,151)	—	—	—	—
Leases		—	—	—		—	(68,148,627)		(68,148,627)	—	—	—	—
Debt		—	—	—		—	(1,983,174,088)		(1,983,174,088)	—	(2,035,079,540)	—	(2,035,079,540)

Total	Ps.	—	—	—		—	(2,285,412,273)		(2,285,412,273)	—

(i)	Related to our participation in TAG Pipeline Sur, S. de R.L. de C.V.

	Carrying amount								Fair value hierarchy
As of December 31, 2018	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	22,382,277	—	—	—	—	Ps.	22,382,277	—	22,382,277	—	22,382,277
Equity instruments		—	—	245,440	—	—		245,440	—	245,440	—	245,440

Total	Ps.	22,382,277	—	245,440	—	—	Ps.	22,627,717

Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	81,912,409	—	Ps.	81,912,409	—	—	—	—
Customers, net		—	—	—	87,740,515	—		87,740,515	—	—	—	—
Sundry debtors		—	—	—	26,323,568	—		26,323,568
Employees and officers		—	—	—	6,333,216	—		6,333,216
Investments in joint ventures, associates and other		—	—	—	16,841,545	—		16,841,545	—	—	—	—
Long-term notes receivable		—	—	—	157,982,449	—		157,982,449	—	—	—	—
Total	Ps.	—	—	—	377,133,702	—	Ps.	377,133,702
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(15,895,245)	—	—	—	—	Ps.	(15,895,245)	—	(15,895,245)	—	(15,895,245)

Total	Ps.	(15,895,245)	—	—	—	—	Ps.	(15,895,245)

Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(149,842,712)	Ps.	(149,842,712)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(24,917,669)		(24,917,669)	—	—	—	—
Debt		—	—	—	—	(2,082,286,116)		(2,082,286,116)	—	(1,913,377,218)	—	(1,913,377,218)

Total	Ps.	—	—	—	—	(2,257,046,497)		Ps. (2,257,046,497)

Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

As of December 31, 2019 and 2018, PEMEX had monetary assets and liabilities denominated in foreign currency as indicated below:

As of December 31, 2019
Foreign currency
	Asset	Liability	Net Asset (Liability)	Exchange rate		Equivalent in Mexican Pesos
U.S. dollar	11,817,320	76,053,967	(64,236,647)	18.	8452		$(1,210,552,454)
Euro	1,974	27,932,908	(27,930,934)	21.	1537		(590,842,588)
Pounds sterling	29	1,575,918	(1,575,889)	24.	9586		(39,331,978)
Japanese yen	—	221,975,145	(221,975,145)	0.	1734		(38,490,490)
Swiss francs	—	1,666,864	(1,666,864)	19.	4596		(32,436,504)

Total						Ps.	(1,911,654,014)

As of December 31, 2018
Foreign currency
	Asset	Liability	Net Asset (Liability)	Exchange rate		Equivalent in Mexican Pesos
U.S. dollar	8,458,532	80,583,838	(72,125,306)	19.	6829		(1,419,635,185)
Euro	14,459	15,714,542	(15,700,083)	22.	5054		(353,336,648)
Pounds sterling	—	816,469	(816,469)	25.	0878		(20,483,411)
Japanese yen	—	467,077,295	(467,077,295)	0.	1793		(83,746,959)
Swiss francs	—	2,843,298	(2,843,298)	19.	9762		(56,798,290)

Total						Ps.	(1,934,000,493)

The information related to “Cash and cash equivalents”, “Accounts receivable”, “Investment in joint ventures and associates”, “Long-term notes receivable and other assets”, “Debt”, “Leases” and “Derivative Financial Instruments” is described in the following notes, respectively:

•	Note 9, Cash and cash equivalents.

•	Note 10, Customers and other accounts receivable.

•	Note 12, Investment in joint ventures and associates.

•	Note 15, Long-term notes receivable and other assets.

•	Note 16, Debt.

•	Note 17, Leases.

•	Note 8, Derivative financial instruments.

B.	Fair value hierarchy

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

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

NOTE 9.	CASH AND CASH EQUIVALENTS

As of December 31, 2019 and 2018, cash and cash equivalents were as follows:

	2019		2018
Cash on hand and in banks(i)	Ps.	27,502,675	Ps.	41,974,735
Highly liquid investments (ii)		33,118,956		39,937,674

	Ps.	60,621,631	Ps.	81,912,409

(i)	Cash on hand and in banks is primarily composed of cash in banks.
(ii)	Mainly composed of short-term Mexican Government investments.

NOTE 10.	CUSTOMERS AND OTHER ACCOUNTS RECEIVABLE

As of December 31, 2019 and 2018, accounts receivable and other receivables were as follows:

A.	Customers

	2019		2018
Domestic customers, net	Ps.	46,792,824	Ps.	48,520,478
Export customers, net		42,471,046		39,220,037

Total customers	Ps.	89,263,870	Ps.	87,740,515

Beginning in 2019, customers and other accounts receivable are presented separately in the statement of financial position. Presentation for prior periods has been split to conform to the current period.

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2019 and 2018, as well as the relation between the breakdown and the impaired amount:

	Domestic customers
	2019		2018
Current	Ps.	44,898,986	Ps.	47,662,317
1 to 30 days		801,299		1,172,961
31 to 60 days		302,817		133,538
61 to 90 days		604,025		375,790
More than 90 days		1,285,883		584,886

Total		47,893,010		49,929,492
Impaired (reserved) (1)		(1,100,186)		(1,409,014)

Total	Ps.	46,792,824	Ps.	48,520,478

	Export customers
	2019		2018
Current	Ps.	36,037,725	Ps.	39,169,790
1 to 30 days		5,895,862		34,839
31 to 60 days		11,120		3,313
61 to 90 days		31,182		26,444
More than 90 days		677,980		307,089

Total		42,653,869		39,541,475
Impaired (reserved)		(182,823)		(321,438)

Total	Ps.	42,471,046	Ps.	39,220,037

As of December 31, 2019 and 2018, PEMEX has exposure to credit risk related to accounts receivable with an average payment term of 46 and 36 days, respectively.

Additionally, the reconciliation for impaired accounts receivable is as follows:

	Domestic customers
	2019		2018
Balance at the beginning of the year	Ps.	(1,409,014)	Ps.	(951,932)
Adjustment on initial application of IFRS9		—		44,590

Balance at January 1 under IFRS 9		(1,409,014)		(907,342)
Impairment accounts receivable		308,828		(501,672)

Balance at the end of the year	Ps.	(1,100,186)	Ps.	(1,409,014)

	Export customers
	2019		2018
Balance at the beginning of the year	Ps.	(321,438)	Ps.	(272,813)
Adjustment on initial application of IFRS9		—		(69,639)

Balance at January 1 under IFRS 9		(321,438)		(342,452)
Amount used		345,354		—
Translation effects		26,941		—
Impairment accounts receivable		(233,680)		21,014

Balance at the end of the year	Ps.	(182,823)	Ps.	(321,438)

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

As of December 31, 2019, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 1.72% for Pemex Fertilizers, 1.06% for Pemex Industrial Transformation, 1.53% for Pemex Corporate, 1.20% for Pemex Logistics, 0.07% for PMI CIM and 0.47% for PMI TRD. As of December 31, 2018, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 0.72% for Pemex Fertilizers, 2.70% for Pemex Industrial Transformation, 3.15% for Corporate, 0.69% for Pemex Ethylene, 10.80% for Pemex Logistics, 21.71% for Pemex Drilling and Services, 0.06% for PMI CIM and 4.65% for PMI TRD.

The amount of (impairment) reversal of impairment of accounts receivable recognized in the income statement for 2019 and 2018 was Ps. (447,441) and Ps. 582,855, respectively.

B.	Other accounts receivable

	2019		2018
Financial assets:
Sundry debtors	Ps.	27,748,849	Ps.	26,323,568
Employees and officers		3,667,242		6,333,216

Total financial assets		31,416,091		32,656,784
Non-financial assets:
Special Tax on Production and Services		31,587,018		32,601,541
Taxes to be recovered and prepaid taxes		26,162,225		12,870,094
Advances to suppliers		565,817		597,000
Other accounts receivable		1,510,661		673,845

Total non-financial assets:		59,825,721		46,742,480

Total other account receivable	Ps.	91,241,811	Ps.	79,399,263

NOTE 11.	INVENTORIES

As of December 31, 2019 and 2018, inventories were as follows:

	2019		2018
Refined and petrochemicals products	Ps.	41,211,837	Ps.	43,134,519
Products in transit		22,719,635		16,260,213
Crude oil		14,087,218		16,708,606
Materials and products in stock		4,381,628		5,292,796
Materials in transit		127,594		490,403
Gas and condensate products		144,284		136,031

	Ps.	82,672,196	Ps.	82,022,568

NOTE 12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of December 31, 2019 and 2018, were as follows:

	Percentage	December 31,
	of investment	2019		2018
Deer Park Refining Limited	49.99%	Ps.	12,652,599	Ps.	14,731,030
Sierrita Gas Pipeline LLC	35.00%		1,171,593		1,068,995
Frontera Brownsville, LLC.	50.00%		446,202		472,898
Texas Frontera, LLC.	50.00%		199,923		228,564
CH 4 Energía, S. A.	50.00%		192,614		155,878
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.00%		165,370		118,478
Ductos el Peninsular, S. A. P. I. de C. V.	30.00%		—		17,244
Other-net	Various		46,278		48,458

		Ps.	14,874,579	Ps.	16,841,545

Profit (loss) sharing in joint ventures and associates:

	December 31,
	2019		2018		2017
Deer Park Refining Limited	Ps.	(1,438,308)	Ps.	872,885	Ps.	920,409
Sierrita Gas Pipeline LLC		118,959		124,209		129,401
Frontera Brownsville, LLC.		47,719		59,973		66,798
Texas Frontera, LLC.		47,585		55,316		51,412
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		46,893		54,149		(75,195)
CH4 Energía S.A. de C.V.		36,864		15,395		125,132
PMV Minera, S.A. de C.V. (i)		—		6,863		6,253
Ductos el Peninsular, S. A. P. I. de C. V.		(17,605)		(1,092)		74
Petroquímica Mexicana de Vinilo, S. A. de C. V. (i)		—		352,816		(1,223,640)
Ductos y Energéticos del Norte, S.A. de C.V.(ii)		—		—		360,092
Other, net		—		(13,502)		(296)

Profit sharing in joint ventures and associates, net	Ps.	(1,157,893)	Ps.	1,527,012	Ps.	360,440

(i)

On November 30, 2018, PEMEX received the payment for the sale of its total 44.09% interest in Petroquímica Mexicana de Vinilo, S.A. de C.V. and 44.09% interest in PMV Minera, S.A. de C.V. which were recorded as investments in joint ventures and associates. The sale price was Ps. 3,198,597 and Ps. 53,701, respectively, for a gain of Ps. 689,268 and Ps. 1,646, respectively.

(ii)

On November 16, 2017, PEMEX sold its 50% interest in Ductos y Energéticos del Norte, S. de R.L. de C. V., to Infraestructura Energética Nova, S.A.B. of C.V. for a total of U.S. $ 3,141,710, yielding a gain of Ps. 3,139,103.

The following tables show condensed financial information of major investments recognized under the equity method as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017:

	Condensed statements of financial position
	Deer Park Refining Limited				Sierrita Gas Pipeline, LLC
	2019		2018		2019		2018
Total assets	Ps.	43,959,482	Ps.	41,119,684	Ps.	3,554,650	Ps.	3,140,289

Total liabilities		18,651,754	Ps.	11,654,678		207,241	Ps.	86,014
Total equity		25,307,728		29,465,006		3,347,409		3,054,275

Total liabilities and equity	Ps.	43,959,482	Ps.	41,119,684	Ps.	3,554,650	Ps.	3,140,289

	Condensed statements of comprehensive income
	Deer Park Refining Limited						Sierrita Gas Pipeline, LLC
	December 31,						December 31,
	2019(1)		2018		2017		2019		2018		2017
Sales and other income	Ps.	13,560,847	Ps.	17,519,219	Ps.	16,427,064	Ps.	669,579	Ps.	615,150	Ps.	840,414
Costs and expenses		16,437,750		15,773,274		14,586,061		329,695		260,272		470,697

Net result	Ps.	(2,876,903)	Ps.	1,745,945	Ps.	1,841,003	Ps.	339,884	Ps.	354,878	Ps.	369,717

(1)	2019 net loss was due to the major maintenance of the Refinery that produced a decrease in the processing of crude oil in refined products.

Additional information about the significant investments in joint ventures and associates is presented below:

•

Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 49.99% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery (installed capacity of approximately 340,000 barrels per day of crude oil). Management decisions are made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants have the rights to the net assets in the proportion of their participation.This joint venture is recorded under the equity method.

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

•

Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

•

Ductos el Peninsular S.A.P.I. de C.V. This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

•

Petroquímica Mexicana de Vinilo, S.A. de C.V. On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem, S.A.B. de C.V. (“Mexichem”) founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (“Mexicana de Vinilo”). The principal activity of Mexicana de Vinilo is the production and sale of chemicals. Mexicana de Vinilo’s main products are chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem has been responsible for operational and financial decisions for Mexicana de Vinilo. On December 20, 2017, Petroquímica Mexicana de Vinilo permanently closed the plant. In November 2018, PEMEX sold its total ownership interest in this company.

•

PMV Minera, S.A. de C.V. This company was constituted on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method. In November 2018, PEMEX sold its total ownership interest in PMV Minera, S.A. de C.V.

NOTE 13.	WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment Balances as of January 1, 2018		756,025,360	23,443,116	481,868,176	1,267,747,910	64,700,471	313,429,941	51,057,652	23,171,636	129,736,382	44,546,699	—	118,651	3,155,845,995
Acquisitions		13,362,218	1,059,027	852,308	38,829,246	329,969	4,958,299	473,812	117,632	54,407,962	434,698	(106)	—	114,825,065
Reclassifications		1,400,531	45,268	(1,603,022)	—	37,343	(4,039,499)	3,015,144	101,424	32,280	(6,620)	2,780,266	(869)	1,762,246
Capitalization		25,752,538	—	2,456,977	21,269,614	991,061	—	163,000	227,334	(50,828,761)	—	—	(31,763)	—
Reversal of impairment (Impairment)		20,226,139-	—	(59,632,531)	59,774,797	(831,561)	12,133,524	—	(6,981,561)	(3,269,810)	—	—	—	21,418,997
Disposals		(5,496,395)	(4,466,446)	(2,705,958)	(8,297,844)	(382,120)	—	(2,689,566)	(1,476,513)	(725,540)	(623,152)	(2,780,160)	(53,361)	(29,697,055)

Balances as of December 31, 2018	Ps.	811,270,391	20,080,965	421,235,950	1,379,323,723	64,845,163	326,482,265	52,020,042	15,159,952	129,352,513	44,351,625	—	32,659	3,264,155,248

Transfers to rights of use		—	(7,005,141)	—	—	—	—	—	—	—	—	—	—	(7,005,141)
Acquisitions		8,337,019	252,382	1,251,488	29,072,723	316,499	5,436,425	184,863	1,735,581	82,520,111	182,563	—	—	129,289,654
Reclassifications		(1,381,310)	—	428,738	—	(51,885)	(614,430)	(234,643)	47,110	(106,429)	(16,161)	35,403	—	(1,893,607)
Unsuccessful wells		—	—	—	(69,231,587)	—	—	—	—	(7,922,365)	—	—	—	(77,153,952)
Capitalization		6,830,064	—	6,538,540	35,251,706	143,312	13,013,199	2,566	955,134	(62,722,409)	(12,112)	—	—	—
(Impairment) reversal of impairment		24,464,081	—	(4,008,680)	(83,730,351)	(499,722)	(31,991,592)	—	(1,430,077)	114,127	—	—	—	(97,082,214)
Disposals		(3,396,366)	(235,382)	(301,359)	(151,405)	(1,435,140)	—	(1,565,266)	(112,482)	(1,310,108)	(356,379)	(35,403)	(32,659)	(8,931,949)

Balances as of December 31, 2019	Ps.	846,123,879	13,092,824	425,144,677	1,290,534,809	63,318,227	312,325,867	50,407,562	16,355,218	139,925,440	44,149,536	—	—	3,201,378,039

Accumulated depreciation and amortization Balances as of January 1, 2018		(394,024,147)	(5,013,984)	(159,959,414)	(908,399,636)	(41,041,009)	(165,207,235)	(38,972,938)	(6,718,306)	—	—	—	—	(1,719,336,669)
Depreciation and amortization		(44,925,549)	(1,347,046)	(14,799,664)	(70,255,577)	(2,026,403)	(15,968,324)	(2,827,887)	(1,231,590)	—	—	—	—	(153,382,040)
Reclassifications		(212,207)	(45,953)	232,680	—	17,387	1,344,469	(3,003,850)	(94,772)	—	—	—	—	(1,762,246)
Disposals		2,558,780	408,502	1,262,358	5,187,467	125,769	—	2,643,297	625,618	—	—	—	—	12,811,791

Balances as of December 31, 2018	Ps.	(436,603,123)	(5,998,481)	(173,264,040)	(973,467,746)	(42,924,256)	(179,831,090)	(42,161,378)	(7,419,050)	—	—	—	—	(1,861,669,164)

Transfers to rights of use		—	943,639	—	—	—	—	—	—	—	—	—	—	943,639
Depreciation and amortization		(49,473,592)	(591,168)	(16,380,653)	(51,574,532)	(2,131,913)	(13,820,275)	(2,556,539)	(658,338)	—	—	—	—	(137,187,010)
Reclassifications		1,303,186	—	41,225	—	205,661	116,278	220,301	6,956	—	—	—	—	1,893,607
Disposals		3,308,366	128,561	184,172	817	1,226,345	—	1,449,659	92,471	—	—	—	—	6,390,391

Balances as of December 31, 2019	Ps.	(481,465,163)	(5,517,449)	(189,419,296)	(1,025,041,461)	(43,624,163)	(193,535,087)	(43,047,957)	(7,977,961)	—	—	—	—	(1,989,628,537)

Wells, pipelines, properties, plant and equipment—net as of December 31, 2018	Ps.	374,667,268	14,082,484	247,971,910	405,855,977	21,920,907	146,651,175	9,858,664	7,740,902	129,352,513	44,351,625	—	32,659	1,402,486,084

Wells, pipelines, properties, plant and equipment—net as of December 31, 2019	Ps.	364,658,716	7,575,375	235,725,381	265,493,348	19,694,064	118,790,780	7,359,605	8,377,257	139,925,440	44,149,536	—	—	1,211,749,502

Depreciation rates		3 to 5%	5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—	—	—
Estimated useful lives		20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—	—	—

(1)	Mainly wells, pipelines and plants.

A.

As of December 31, 2019, 2018 and 2017, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,959,025, Ps. 2,198,191 and Ps. 3,060,963, respectively. Financing cost rates during 2019, 2018 and 2017 were 5.27% to 6.84%, 4.94% to 6.07% and 6.40% to 12.20%, respectively.

B.

The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2019, 2018 and 2017, recognized in operating costs and expenses, was Ps. 137,187,010, Ps. 153,382,040 and Ps. 156,704,513, respectively, which includes costs related to plugging and abandonment of wells for the years ended December 31, 2019, 2018 and 2017 of Ps. 4,700,151, Ps. 983,438 and Ps. 850,015, respectively.

C.

As of December 31, 2019 and 2018, provisions relating to future plugging of wells costs amounted to Ps. 80,849,900and Ps. 84,050,900, respectively, and are presented in the “Provisions for plugging of wells” (see Note 20).

D.

As of December 31, 2019 and 2018, acquisitions of property, plant and equipment include transfers from wells unassigned to a reserve for Ps. 5,986,055 and Ps. 6,726,769, respectively (see Note 14) and Ps. 1,072,537 from available-for-sale non-financial assets as of December 31, 2019.

E.

As of December 31, 2019, 2018 and 2017, PEMEX recognized a net impairment of Ps. (97,082,214), a net reversal of impairment of Ps. 21,418,997 and a net impairment of Ps. (151,444,560), respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	2019						2018						2017
	(Impairment)		Reversal of impairment		(Impairment) / Reversal of impairment, net		(Impairment)		Reversal of impairment		Reversal of impairment / (Impairment) , net		(Impairment)		Reversal of impairment		(Impairment) / Reversal of impairment, net
Pemex Exploration and Production	Ps.	(307,913,947)	Ps.	138,079,000	Ps.	(169,834,947)	Ps.	(63,252,635)	Ps.	128,266,251	Ps.	65,013,616	Ps.	(129,350,315)	Ps.	-	Ps.	(129,350,315)
Pemex Industrial Transformation		(1,275,480)		43,519,422		42,243,942		(13,788,470)		14,448,080		659,610		(19,751,882)		3,799,790		(15,952,092)
Pemex Logistics		—		34,119,240		34,119,240		(40,288,338)		—		(40,288,338)		—		—		—
Pemex Fertilizers		(2,298,775)		—		(2,298,775)		(2,246,264)		—		(2,246,264)		(1,935,500)		—		(1,935,500)
AGRO		—		—		—		—		—		—		(4,206,653)		—		(4,206,653)
PMI Azufre Industrial		(796,263)		—		(796,263)		—		—		—		—		—		—
PMI NASA		(1,162,014)		646,603		(515,411)		(1,719,627)		—		(1,719,627)		—		—		—

Total	Ps.	(313,446,479)	Ps.	216,364,265	Ps.	(97,082,214)	Ps.	(121,295,334)	Ps.	142,714,331	Ps.	21,418,997	Ps.	(155,244,350)	Ps.	3,799,790	Ps.	(151,444,560)

Cash Generating Unit of Pemex Exploration and Production

As of December 31, 2019, Pemex Exploration and Production recognized a net impairment of Ps. (169,834,947) mainly due to: (i) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps. (225,019,093), mainly in the Aceite Terciario del Golfo (“ATG”), Cantarell Chuc and Crudo Ligero Marino CGU. There were increases in the volume production profiles of new fields located in the UGE Yaxche (Xikin, Tetl, Teekit, Suuk, Pokche and Mulach fields) and Cuenca the Veracruz UGE (Ixachi field); however, these effects were only offset by those UGE’s that presented a decrease in their production profiles; (ii) a decrease in crude oil and gas prices, generating a negative effect of Ps. (58,110,000) mainly in Cantarell, ATG, Chuc and Tsimin Xux ; (iii) a decrease in exchange rate from Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 18.8452 = U.S. $1.00 of December 31, 2019 resulting in a negative effect of Ps. (15,307,000) mainly in Cantarell, Yaxché, Chuc and Tsimin Xux CGU’s; (iv) derived from the application of the Energy Reform in 2013, which defined that the exploratory wells of Round 1.3 will not contribute resources to Pemex Exploration and Production, and for that reason, an impairment of Ps. (9,477,854) was recognized.

These effects were offset by (i) a decrease in discount rate of Ps. 120,821,000 due to the updating of comparable companies taken as reference to the determination of the discount rate with the same risk profile, mainly in the ATG, Cantarell and Chuc; and (ii) a net benefit from lower income in production profile of Ps. 17,258,000, mainly in ATG, Cantarell and Chuc as a result of lower income in their production profiles.

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

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

	2019	2018	2017
Average crude oil price	48.69 USD/bl	58.02 USD/bl	55.89 USD/bl
Average gas price	5.07 USD/mpc	4.89 USD/mpc	4.92 USD/mpc
Average condensates price	57.67 USD/bl	43.21 USD/bl	38.33 USD/bl
Discount rate	6.18% annual	7.03% annual	14.40% annual

For 2019, 2018 and 2017 the total forecast production, calculated with a horizon of 25 years was 7,123, 6,192 and 7,091 million barrels per day of crude oil equivalent, respectively.

Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes.

Cash Generating Units of Pemex Industrial Transformation

As of December 31, 2019, 2018 and 2017, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 42,243,942, Ps. 659,610 and a net impairment of Ps. (15,952,092), respectively.

The net reversal of impairment was in the following cash generating units:

	2019		2018		2017
Salina Cruz Refinery	Ps.	13,535,526	Ps.	-	Ps.	(5,579,997)
Minatitlán Refinery		9,391,433		14,448,080		(5,691,005)
Madero Refinery		7,721,233		—		(8,480,880)
Morelos Petrochemical Complex		7,547,233		—		—
Tula Refinery		2,180,074		—		—
Cangrejera Petrochemical Center		3,143,924		—		—

Reversal of impairment		43,519,423		14,440,080		(19,751,882)

Pajaritos Petrochemical Complex		(1,275,480)		—		3,565,355
Independencia Petrochemical Center		—		—		112,292
Arenque Gas Processor Complex		—		—		57,039
Matapionche Gas Processor Complex		—		—		65,104
Salina Cruz Refinery		—		(7,955,528)		—
Tula Refinery		—		(5,099,635)		—
Madero Refinery		—		(733,307)		—

Impairment		(1,275,480)		(13,788,470)		3,799,790

Net reversal of impairment	Ps.	42,243,943	Ps.	659,610	Ps.	(15,952,092)

In 2019, the net reversal of impairment was mainly due to (i) important maintenance plans to recover assets use levels; (ii) a greater supply of light crude oil by Pemex Exploration and Production improving the quality of refined products such as gasoline, turbosines and decreasing residual products such as fuel oil; (iii) an increase in the discount rate of cash generating units of refined products, gas, petrochemicals and a decrease in ethylene by 0.03%, 0.09%, 0.06%, and 0.5% respectively, due to the effect of weighting of elements with which the references are determined; and (iv) the appreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 18.8452 = U.S. $1.00 as of December 31, 2019, which are used as cash flows when U.S. dollars are taken as reference.

In 2018, the net reversal of impairment was mainly due to (i) an increase in processing of refined products due to higher imports of crude oil and humid gas resulting in an increase in income related to transportation fees; (ii) the appreciation of the U.S. dollar against the peso, from a peso-U.S. dollar exchange rate of Ps.19.7867 to U.S. $1.00 as of December 31, 2017 to a peso-U.S. dollar exchange rate of Ps. 19.6829 to U.S. $1.00 as of December 31, 2018; (iii) a decrease in the discount rate of cash generating units of refined products and gas and petrochemicals by 0.1% and 8.1%, respectively; and (iv) an increase in maintenance of the refineries and a decrease in gas production.

The impairment for 2017, was mainly due to (i) an increase in capitalizable maintenance expenses in refining; (ii) the appreciation of the Mexican peso against the U.S. dollar, from a peso–U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso–U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017; partially offset by (i) an increase in the transportation fees; (ii) an increase in the processing of wet gas due to higher imports of this product and redistribution by Pemex Exploration and Production; (iii) an increase in prices arising from the price liberalization in 2017; and (iv)a decrease in the discount rate of cash generating units of refined products, gas and petrochemicals of 4.4%, 4.5%, and 5.6%, respectively.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of December 31,
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019
	Refining			Gas			Petrochemicals			Ethylene**
Average crude oil Price	54.13 usd	53.98 usd	51.30 usd	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Processed volume	723 mbd	680 mbd	767mbd	2,056 mmpcd of humid gas	2,717 mmpcd of humid gas	3,085 mmpcd of humid gas	Variable because the load inputs are diverse
Rate of U.S. dollar	$18.8452	$19.6829	$19.7867	$18.8452	$19.68	$19.7867	$18.8452	$19.6829	$19.7867	$18.8452
Useful lives of the cash generating units (year average)	12	14	16	7	8	9	7	7	6	6
Discount rate	11.47%	11.52%	11.523	10.22%	10.22%	10.24%	8.61%	8. 92%	9.71	8.03%
Period *	2020 - 2032	2019-2034	2014- 2034	2020 - 2027	2019- 2027	2018-2029	2020 - 2027	2019-2026	2016-2024	2020 - 2026

*	The first 5 years are projected and stabilize at year 6.
**	This entity was merged into Pemex Industrial Transformation on July 1, 2019 (see Note 1).

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of December 31, 2018 and 2017, the value in use for the impairment of fixed assets was as follows:

	2018		2017
Minatitlán Refinery	Ps.	54,846,565	Ps.	32,531,925
Madero Refinery		21,083,328		11,420,952
Salina Cruz Refinery		9,428,152		12,051,597
Cangrejera Petrochemical Center		—		17,544,825
Independencia Petrochemical Center		—		3,146,413
Arenque Gas Processor Complex		—		1,283,201
Matapionche Gas Processor Complex		—		1,074,729
Tula Refinery		39,429,897		—

Total value in use	Ps.	124,787,942	Ps.	79,053,642

Cash Generating Units of Pemex Logistics

Cash Generating Units of Pipelines

The recoverable amount of assets is based on each asset’s value in use. As of December 31, 2019, Pemex Logistics recognized a reversal of impairment in the CGU of pipelines for Ps. 34,119,240 mainly due to (i) a decrease in the projections cost of losses from fuels subtraction from Ps. 39,388,055 as of December 31, 2018 to Ps. 4,644,846 as of December 31, 2019, which led to an improvement in future cash flows. Furthermore, the CRE established a mechanism that allowed Pemex Logistics to recover, through the pipeline transportation fee, a significant amount of the losses derived from fuel subtraction. Finally, a decrease in the discount rate from 13.55% at the end of 2018 to 11.94% at the end of 2019 due to the differences in curves used in reference rates between Mexican pesos and U.S. dollars.

As of December 31, 2018, Pemex Logistics recognized an impairment in the CGU of pipelines for Ps. (40,288,338), mainly due to a decrease in projected cash inflows of 46%, from an annual average of Ps. 47,219,903 at the end of 2017 to Ps. 25,271,404 at the end of 2018, in addition to an increase in the cost of losses from fuels subtraction of 40%. This increase was partially offset by a decrease in direct operating costs of 58%, from annual average costs at the end of 2017 of Ps. 16,485,969 to Ps. 6,880,967 at the end of December 2018, as well as a decrease in the discount rate, from 15.41% at the end of 2017 to 13.55% at the end of 2018.

The recoverable amounts of the assets as of December 31, 2019 and 2018, corresponding to the discounted cash flows at the rate of11.94% and 13.55%, respectively, as follows:

	2019		2018
TAD, TDGL, TOMS (Storage terminals)	Ps.	147,249,859	Ps.	92,772,003
Land Transport (white pipes)		—		445,377
Pipelines		104,719,495		—
Primary logistics		73,821,371		111,941,265

Total	Ps.	325,790,725	Ps.	205,158,645

Cash Generating Units of Pemex Fertilizers

Cash generating units are plants used in the ammonia process.

The recoverable amount of assets is based on each asset’s value in use. To determine cash flows, volumes to be produced and sales to be carried out were taken into consideration. The discount rates used as of December 31, 2019, 2018 and 2017 were 10.15%, 8.92% and 9.71%, respectively, due to the updating of comparable companies taken as reference to the determination of the discount rate.

As of December 31, 2019, 2018 and 2017, Pemex Fertilizers recognized an impairment of Ps. (2,298,775), Ps. (2,246,264) and Ps. (1,935,500), respectively in cash generating units mentioned above. The impairment was mainly caused from the decrease in projected production due to the lack of raw material.

Cash Generating Units of PMI NASA

As of December 31, 2019, PMI NASA recognized an impairment of Ps. (515,411), due to (i) an impairment in the Flotel Reforma Pemex of Ps. (1,146,278) as a result of rate adjustments; and (ii) a reversal of impairment of Ps. 630,866 in the Cerro de la Pez Flotel, as a consequence of the recovery in the development of projects.

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

Cash Generating Unit of Pemex Azufre Industrial

PMI AZIND, a 99% subsidiary of MGAS, has, as a principal asset, a sulfur solidifying plant, located in the maritime sulfur storage terminal in the integral port administration of Coatzacoalcos, Veracruz; this plant is considered the cash generating unit of this company.

As of December 31, 2019, PMI AZIND recognized an impairment of Ps. (796,203), due to an appraisal on the sulfur solidifying plant which resulted in a decrease of its value.

Pro-Agroindustria, S.A. de C.V.

As of December 31, 2017, Pro-Agroindustria, S.A. de C.V. recognized an impairment for Ps. (4,206,653) related to its nitric acid, ammonium nitrate and UAN 32 acquired plants, the rehabilitation of which has not yet commenced. The company will not be able to develop an alternate plan for the rehabilitation of these plants in the following five years due to its financing commitments.

F.	As of December 31, 2019, drilling equipment that was acquired through capital lease arrangements were classified as rights of use that amounted to Ps. 6,223,655 (see Note 17).

G.

PEMEX can conduct exploration and extraction activities through Exploration and Extraction Contracts (“EECs”). The EECs are awarded individually, through associations or joint ventures based on guidelines approved by the NHC and are classified into:

a.	Production-sharing contracts;

b.	Profit-sharing contracts;

c.	License agreements; and

d.	Service contracts.

Certain of the EECs are operated though joint arrangements, for which PEMEX recognizes in its financial statements both the rights to the assets and the obligations for the liabilities, as well as profits and losses relating to the arrangements.

EECs as of December 31, 2019 are:

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

I.	Production contracts without a partner

•	Hydrocarbons Exploration and Extraction Contract for Block 29, Cuenca del Sureste, in which Pemex Exploration and Production owns 100% of the project.

•	Hydrocarbon Extraction Contract for the Ek-Balam (shallow water) Block. Pemex Exploration and Production owns 100% of this contractual area.

II.	Production contracts in consortium

•

Exploration and Extraction Contract related to Block 2 Tampico Misantla, pursuant to a consortium formed by Pemex Exploration and Production and Deutsche Erdoel AG (“DEA”) and Compañía Española de Petróleos, S. A. U., (jointly liable). The object of the contract is the realization of oil activities, under shared production contracts, by the contractor for the contractual area and the sharing of costs, risks, terms and conditions involved in the contract and in accordance with the applicable regulations and best practices of the industry, receiving in exchange, benefits in favor of the contractor. Pemex Exploration and Production and DEA each have a 50% interest in this contractual area. Pemex Exploration and Production is the operator under this contract.

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

•

Exploration and Extraction Contract, related to Ébano Block, pursuant to a consortium formed by Pemex Exploration and Production (as partner), DS Servicios Petroleros, S.A. de C.V. (as operator) and D&S Petroleum S.A. de C.V. (as partner). Pemex Exploration and Production owns 45% of this contractual area, Servicios Múltiples de Burgos owns 54.99%, while D&S Petroleum S.A. de C.V. owns 0.01%.

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

I.	License contracts without association

•	Hydrocarbons Exploration and Extraction Contract for Block 5, Plegado Perdido, in which Pemex Exploration and Production owns 100% of the project.

•	Hydrocarbons Exploration and Extraction Contract for Block 18, Cordilleras Mexicanas, in which Pemex Exploration and Production owns 100% of the project.

II.	License contracts in association

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

•

Hydrocarbons Exploration and Extraction Contract for the Cárdenas Mora Block, for onshore fields, formed by Pemex Exploration and Production (as partner), Petrolera Cárdenas Mora, S. A. P. I. de C. V. (as operator) and Cheiron Holding Limited (jointly liable). Pemex Exploration and Production and Petrolera Cárdenas Mora, S. A. P. I. de C. V. each have a 50% of interest in this project.

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

See below for a condensed statement of comprehensive income and condensed statement of financial position, summarizing the projects listed above:

						Production-sharing contracts
As of /For the year ended December 31, 2019	EK / Balam	Block 2	Block 8	Block 16	Block 17	Block 18	Block 29	Block 32	Block 33	Santuario El Golpe	Misión	Ébano

Sales:
Net sales	12,341,712	—	—	—	—	—	—	—	—	1,690,908	972,780	709,705
Cost of sales	5,283,643	87,696	130,234	12,937	18,047	58,199	20,660	39,546	64,447	914,498	931,658	313,765

Gross income (loss)	7,058,069	(87,696)	(130,234)	(12,937)	(18,047)	(58,199)	(20,660)	(39,546)	(64,447)	776,410	41,122	395,939
Other income (loss), net	(272,589)	—	—	—	—	—	—	—	—	—	—	—
Administrative expenses	105,341	—	—	—	—	—	—	—	—	—	—	—

Operating income (loss)	6,680,139	(87,696)	(130,234)	(12,937)	(18,047)	(58,199)	(20,660)	(39,546)	(64,447)	776,410	41,122	395,939
Taxes, duties and other	—	—	—	—	—	—	—	—	—	—	—	—

Net income (loss)	6,680,139	(87,696)	(130,234)	(12,937)	(18,047)	(58,199)	(20,660)	(39,546)	(64,447)	776,410	41,122	395,939

Cash and cash equivalents	9	7,685	7,690	—	—	35,721	1	20,632	—	5	5	—
Accounts receivable	12,341,723	127,107	26,521	28,954	11,886	11,787	—	25,262	32,640	1,912,671	1,332,374	709,705

Total current assets	12,341,732	134,792	34,211	28,954	11,886	47,508	1	45,894	32,640	1,912,676	1,332,379	709,705
Wells, pipelines, properties, plant and equipment, net	24,944,217	—	—	—	—	—	—	—	—	1,222,964	1,460,005	1,352,301

Total assets	37,285,949	134,792	34,211	28,954	11,886	47,508	1	45,894	32,640	3,135,640	2,792,384	2,062,005

Suppliers	793,743	—	—	12,937	18,047	273	162	162	64,447	981,659	607,862	242,625
Taxes and duties payable	4,930	12,613	16,286	—	—	24,450	14,147	30,887	—	—	—	—
Other current liabilities	2,658,298	209,875	148,159	28,954	11,886	80,984	6,352	54,391	32,640	221,768	359,598	—

Total liabilities	3,456,971	222,488	164,445	41,891	29,933	105,707	20,661	85,440	97,087	1,203,427	967,461	242,625

Equity (deficit), net	33,878,978	(87,696)	(130,234)	(12,937)	(18,047)	(58,199)	(20,660)	(39,546)	(64,447)	1,932,212	1,824,923	1,819,380

Production-sharing contracts
As of /For the year ended December 31, 2018	EK / Balam	Block 2	Block 8	Block 16	Block 17	Block 18	Block 29	Block 32	Block 33	Block 35	Santuario El Golpe	Misión	Ébano
Sales:
Net sales	10,374,061	—	—	—	—	—	—	—	—	—	1,268,482	644,768	421,591
Cost of sales	4,204,499	57,197	67,481	12,485	10,332	60,624	8,072	5,871	8,337	20,142	305,733	306,110	97,643

Gross income (loss)	6,169,562	(57,197)	(67,481)	(12,485)	(10,332)	(60,624)	(8,072)	(5,871)	(8,337)	(20,142)	962,749	338,658	323,948
Other income (loss), net	157,876	—	—	—	—	—	—	—	—	—	—	—	—
Administrative expenses	129,451	—	—	—	—	—	—	—	—	—	—	—	—

Operating income (loss)	6,197,987	(57,197)	(67,481)	(12,485)	(10,332)	(60,624)	(8,072)	(5,871)	(8,337)	(20,142)	962,749	338,658	323,948
Taxes, duties and other	3,980	—	—	—	—	—	—	—	—	—	—	—	—

Net income (loss)	6,194,007	(57,197)	(67,481)	(12,485)	(10,332)	(60,624)	(8,072)	(5,871)	(8,337)	(20,142)	962,749	338,658	323,948

Cash and cash equivalents	—	54,617	112,592	—	—	—	—	10,578	—	—	—	—	—
Accounts receivable	11,698,071	27,376	27,189	874	927	—	—	—	35,454	3,701	1,308,008	669,805	335,434

Total current assets	11,698,071	81,993	139,780	874	927	—	—	10,578	35,454	3,701	1,308,008	669,805	335,434
Wells, pipelines, properties, plant and equipment, net	20,344,054	—	—	—	—	—	—	—	—	—	1,022,923	2,210,968	406,075

Total assets	32,042,125	81,993	139,780	874	927	—	—	10,578	35,454	3,701	2,330,931	2,880,773	741,509

Suppliers	1,466,286	—	—	—	—	—	—	—	—	—	—	35,984	—
Taxes and duties payable	3,980	—	—	—	—	—	—	—	—	—	—	—	—
Other current liabilities	2,436,996	139,190	207,261	13,359	11,259	60,624	8,072	16,449	43,791	23,843	301,619	207,387	—

Total current liabilities	3,907,262	139,190	207,261	13,359	11,259	60,624	8,072	16,449	43,791	23,843	301,619	243,371	—
Other liabilities	69,195	—	—	—	—	—	—	—	—	—	—	—	—

Total liabilities	3,976,457	139,190	207,261	13,359	11,259	60,624	8,072	16,449	43,791	23,843	301,619	243,371	—

Equity (deficit), net	28,605,668	(57,197)	(67,481)	(12,485)	(10,332)	(60,624)	(8,072)	(5,871)	(8,837)	(20,142)	2,029,312	2,637,402	741,509

	License contracts
As of /For the year ended December 31, 2019	Block 3	Block 2	Block 5	Block 18	Block 22	Cárdenas Mora	Ogarrio	Miquetla
Sales:
Net sales	—	—	—	—	—	1,359,678	1,503,287	291,271
Cost of sales	38,963	138,970	119,687	127,344	80,626	1,393,579	927,624	140,277

Gross income (loss)	(38,963)	(138,970)	(119,687)	(127,344)	(80,626)	(33,901)	575,662	150,994
Other income (loss), net	—	—	—	—	—	—	—	—
Administrative expenses	—	—	—	—	—	—	—	—

Operating income (loss)	(38,963)	(138,970)	(119,687)	(127,344)	(80,626)	(33,901)	575,662	150,994
Taxes, duties and other	—	—	—	—	—	—	—	—

Net income (loss)	(38,963)	(138,970)	(119,687)	(127,344)	(80,626)	(33,901)	575,662	150,994

Cash and cash equivalents	—	—	—	—	—	14	493	—
Accounts receivable	—	10,867	—	—	16,811	1,784,730	1,796,868	291,271

Total current assets	—	10,867	—	—	16,811	1,784,744	1,797,362	291,271
Wells, pipelines, properties, plant and equipment, net	—	—	—	—		1,781,796	1,188,771	105,499

Total assets	—	10,867	—	—	16,811	3,566,540	2,986,133	396,769

Suppliers	38,963	138,970	648	273	80,626	1,816,599	1,026,189	132,325
Taxes and duties payable	—	—	82,155	87,698	—	—	—	—
Other current liabilities	—	10,867	36,884	39,373	16,811	—	294,075	—

Total liabilities	38,963	149,836	119,687	127,344	97,438	1,816,599	1,320,264	132,325

Equity (deficit), net	(38,963)	(138,970)	(119,687)	(127,344)	(80,626)	1,749,941	1,665,869	264,444

				License contracts
As of /For the year ended December 31, 2018	Block 3	Block 2	Block 5	Block 18	Block 22	Cárdenas Mora	Ogarrio	Miquetla
Sales:
Net sales	—	—	—	—	—	1,586,080	1,265,620
Cost of sales	58,261	41,156	52,555	9,390	186,693	714,233	604,373	2,713

Gross income (loss)	(58,261)	(41,156)	(52,555)	(9,390)	(186,693)	871,847	661,247	(2,713)
Other income (loss), net	—	—	—	—	—	—	—	—
Administrative expenses	—	—	—	—	—	—	—	—

Operating income (loss)	(58,261)	(41,156)	(52,555)	(9,390)	(186,693)	871,847	661,247	(2,713)
Taxes, duties and other	—	—	—	—	—	—	—	—

Net income (loss)	(58,261)	(41,156)	(52,555)	(9,390)	(186,693)	871,847	661,247	(2,713)

Cash and cash equivalents	—	—	—	3,362	—	—	—	—
Accounts receivable	14,888	6,151	—	—	23,555	1,820,428	1,300,773	406

Total current assets	14,888	6,151	—	3,362	23,555	1,820,428	1,300,774	406
Wells, pipelines, properties, plant and equipment, net	—	—	—	—	—	2,528,860	2,122,341	26,206

Total assets	14,888	6,151	—	3,362	23,555	4,349,288	3,423,115	26,612

Suppliers	—	—	—	—	—	—	—	—
Taxes and duties payable	—	—	—	—	—	—	—	—
Other current liabilities	73,149	47,307	52,555	12,752	210,248	860,137	564,565	2,943

Total current liabilities	73,149	47,307	52,555	12,752	210,248	860,137	564,565	2,943

Other liabilities
Total liabilities	73,149	47,307	52,555	12,752	210,248	860,137	564,565	2,943

Equity (deficit), net	(58,261)	(41,156)	(52,555)	(9,390)	(186,693)	3,489,151	2,858,550	26,669

NOTE 14.	INTANGIBLE ASSETS, NET

At December 31, 2019 and 2018, intangible assets, net are mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps.14,584,524 and Ps.13,720,540, respectively as follows:

A.	Wells unassigned to a reserve

	2019		2018
Wells unassigned to a reserve:
Balance at the beginning of period	Ps.	9,779,239	Ps.	9,088,563
Additions to construction in progress		17,028,974		20,352,351
Transfers against expenses		(7,990,877)		(12,934,906)
Transfers against fixed assets		(5,986,055)		(6,726,769)

Balance at the end of period	Ps.	12,831,281	Ps.	9,779,239

In addition, as of December 31, 2019 and 2018, PEMEX recognized expenses related to unsuccessful wells of Ps. 79,595,185 and Ps. 13,271,868, respectively, directly in its statement of comprehensive income.

B.	Other intangible assets

As of December 31, 2019	Licenses	Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance at the beginning of the year	4,391,069	2,255,551	Ps.	6,646,620
Additions	201,853	28,850		230,703
Effects of foreign exchange	(13,436)	(96,724)		(110,160)

	4,579,486	2,187,677		6,767,163
Amortization accumulated
Balance at the beginning of the year	(3,871,442)	(743,865)	Ps.	(4,615,307)
Amortization	(386,414)	(70,617)		(457,031)
Effects of foreign exchange	25,553	32,865		58,418

	(4,232,303)	(781,617)		(5,013,920)
Balance at the end of the year	347,183	1,406,060	Ps.	1,753,243

Useful lives	1 to 3 years	Up to 36 years

As of December 31, 2019, the rights of way were recognized as right of use, due to the adoption of IFRS 16.

As of December 31, 2018	Rights of way		Licenses	Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance at the beginning of the year	Ps.	2,311,743	3,586,553	1,940,583	Ps.	7,838,879
Additions		40,323	638,479	325,471		1,004,273
Effects of foreign exchange		—	(10,397)	(10,503)		(20,900)

		2,352,066	4,214,635	2,255,551		8,822,252
Amortization accumulated
Balance at the beginning of the year	Ps.	(179,312)	(1,401,443)	(668,047)	Ps.	(2,248,802)
Amortization		(86,332)	(2,480,760)	(76,234)		(2,643,326)
Effects of foreign exchange		—	10,761	416		11,177

		(265,644)	(3,871,442)	(743,865)		(4,880,951)
Balance at the end of the year	Ps.	2,086,422	343,193	1,511,686	Ps.	3,941,301

Useful lives		23 years	1 to 3 years	Up to 36 years

Amortization of rights of way (until 2018), exploration expenses, evaluation of assets and concessions are recognized in cost of sales. Amortization of licenses is recognized in administrative expenses.

NOTE 15.	LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

A.	Long-term notes receivable

As of December 31, 2019 and 2018, the balance of long-term notes receivable was as follows:

	2019		2018
Promissory notes issued by the Mexican Government	Ps.	121,624,852	Ps.	118,827,894
Other long-term notes receivable (1)		940,454		1,000,704

Total long-term notes receivable	Ps.	122,565,306	Ps.	119,828,598

(1)	Mainly collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.

Promissory notes issued by the Mexican Government

	2019		2018
Total promissory notes issued by the Mexican Government	Ps.	126,534,822		Ps 156,981,745
Less: current portion of notes receivable issued by the Mexican Government, net of expected credit losses (2)		4,909,970		38,153,851

Long-term promissory notes	Ps.	121,624,852	Ps.	118,827,894

(2)

The amount reflects the principal and interest from promissory note 4 in 2019 and promissory notes 3 and 21 to 26A in 2018 ,as well as promissory notes matured on March 31, 2020 and 2019, respectively.

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

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184,230,586 of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of December 31, 2019 and 2018, these promissory notes amounted to Ps. 126,534,822 and Ps. 156,981,745, respectively. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2020 to 2036 and yielding rates ranging from 5.39% to 7.00%, as follows:

As of December 31, 2019
Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount
1	2020	5.39%	Ps.	4,909,970	(1)
1	2021	5.57%		5,846,979
1	2022	5.74%		6,500,329
1	2023	5.88%		7,112,804
1	2024	5.99%		7,534,758
5	2025 to 2029	6.06% to 6.62%		40,018,603
5	2030 to 2034	6.70% to 6.90%		39,692,547
2	2035 to 2036	6.95% to 7.00%		14,918,832

	Total promissory notes		Ps.	126,534,822
	Less: current portion			4,909,970

	Long-term notes receivable		Ps.	121,624,852

(1)	The amount of the promissory note is Ps. 4,917,970, less an impairment of Ps. 8,000.

From January 1 to December 31, 2019 and 2018 PEMEX recognized Ps. 8,266,574 and Ps. 9,737,131, respectively in accrued interests from these promissory notes. This amount was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are fixed all throughout their lifespans and up to their maturities. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos. The expected credit losses as of December 31, 2019 were Ps. 8,000 which are presented net from the current portion of notes receivable.

As of December 31, 2019, as part of the Mexican Government’s strategy to finance PEMEX, Petróleos Mexicanos received the prepayment of 7 promissory notes (one maturing in 2019 and 6 in anticipated form) in the amount of Ps. 38,704,883 (Ps. 32,493,666 of principal and Ps. 6,211,217 of interest), which was transferred to the Fideicomiso Fondo Laboral Pemex (“Pemex Labor Fund” or “FOLAPE”) for the obligation payment related to its pension and retirement plan obligation. The monetization of 2 promissory notes took place after the document’s expiration date, resulting in additional interest of Ps. 614.

As of December 31, 2018 two promissory notes have expired: the first with maturity on March 31, 2017 in the amount of Ps. 1,562,288 (Ps. 1,518,932 of principal and Ps. 43,356 of interest), and the second with maturity on March 31, 2018 in the amount of Ps. 2,551,024 (Ps. 2,364,053 of principal and Ps. 186,971 of interest), which were transferred to the FOLAPE, for the payment obligations related to pensions and retirement plans. The payment of the second promissory note was carried out two days after the expiration date, which generated additional interest of Ps. 644. The monetized amount of the second promissory note was Ps. 2,551,668 (Ps. 2,364,053 of principal and Ps. 187,615 of interest).

B.	Other assets

At December 31, 2019 and 2018, the balance of other assets was as follows:

	2019		2018
Insurance	Ps.	2,967,625	Ps.	3,591,079
Payments in advance		2,650,251		1,114,513
Other		1,518,801		1,720,218

Total other assets	Ps.	7,136,677	Ps.	6,425,810

NOTE 16.	DEBT

The Federal Income Law applicable to PEMEX as of January 1, 2019, published in the Official Gazette of the Federation on December 28, 2018, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 4,350,000 and an external net debt up to U.S. $5,422,500. PEMEX can incur additional internal or external debt, as long as the total amount of net debt (Ps. 112,000,000 equivalent to U.S. $5,640,000) does not exceed the ceiling established by the Federal Income Law.

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

During the period from January 1 to December 31, 2019, PEMEX participated in the following financing activities:

•	On June 28, 2019, Petróleos Mexicanos entered into a U.S. $5,500,000 revolving credit facility due 2024 and a U.S. $2,500,000 term loan facility due 2024.

•	On July 29, 2019, Petróleos Mexicanos entered into a credit line by Export Credit Agency in the amount of U.S. $206,901 which bears interest at a rate linked to six-month LIBOR due 2028.

•	From September to October 2019, Petróleos Mexicanos conducted financing and liability management transactions pursuant to which

•

On September 23, 2019, Petróleos Mexicanos issued the following debt securities under its U.S. $102,000,000 Medium-Term Notes Program, Series C: (1) U.S. $1,250,000 6.490% Notes due 2027; (2) U.S. $3,250,000 6.840% Notes due 2030; and (3) U.S. $3,000,000 7.690% Bonds due 2050. All debt securities under this program are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

•

On September 23, 2019, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased (1) U.S. $491,803 aggregate principal amount of its outstanding 6.000% Notes due 2020; (2) U.S. $242,511 aggregate principal amount of its outstanding 3.500% Notes due 2020; (3) U.S. $1,897,615 aggregate principal amount of its outstanding 5.500% Notes due 2021; (4) U.S. $883,977 aggregate principal amount of its outstanding 6.375% Notes due 2021; (5) U.S. $17,316 aggregate principal amount of its outstanding 8.625% Bonds due 2022; (6) U.S. $96,970 aggregate principal amount of its outstanding Floating Rate Notes due 2022; (7) U.S. $235,177 aggregate principal amount of its outstanding 5.375% Notes due 2022; (8) U.S. $361,601 aggregate principal amount of its outstanding 4.875% Notes due 2022; (9) U.S. $344,853 aggregate principal amount of its outstanding 3.500% Notes due 2023; and (10) U.S. $433,946 aggregate principal amount of its outstanding 4.625% Notes due 2023.

•

On September 27, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $940,618 aggregate principal amount of its outstanding 4.875% Notes due 2022, (2) U.S. $53,310 aggregate principal amount of its outstanding 8.625% Bonds due 2022, (3) U.S. $334,442 aggregate principal amount of its outstanding Floating Rate Notes due 2022, (4) U.S. $654,668 aggregate principal amount of its outstanding 5.375% Notes due 2022, (5) U.S. $389,985 aggregate principal amount of its outstanding 3.500% Notes due 2023, (6) U.S. $612,735 aggregate principal amount of its outstanding 4.625% Notes due 2023, (7) U.S. $58,982 aggregate principal amount of its outstanding 8.625% Guaranteed Bonds due 2023, (8) U.S. $466,787 aggregate principal amount of its outstanding 4.875% Notes due 2024, (9) U.S. $208,769 aggregate principal amount of its outstanding 4.250% Notes due 2025, (10) U.S. $1,439,479 aggregate principal amount of its outstanding 6.500% Bonds due 2041, (11) U.S. $730,486 aggregate principal amount of its outstanding 5.500% Bonds due 2044, (12) U.S. $1,439,519 aggregate principal amount of its outstanding 6.375% Bonds due 2045 and (13) U.S. $277,215 aggregate principal amount of its outstanding 5.625% Bonds due 2046 for U.S. $1,102,232 aggregate principal amount of its new 6.490% Notes due 2027, U.S. $1,163,586 aggregate principal amount of its new 6.840% Notes due 2030 and U.S. $5,065,788 aggregate principal amount of its new 7.690% Bonds due 2050.

•

On October 11, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $7,698 aggregate principal amount of its outstanding 4.875% Notes due 2022, (2) U.S. $10 aggregate principal amount of its outstanding 8.625% Bonds due 2022, (3) U.S. $120 aggregate principal amount of its outstanding Floating Rate Notes due 2022, (4) U.S. $500 aggregate principal amount of its outstanding 5.375% Notes due 2022, (5) U.S. $4,247 aggregate principal amount of its outstanding 3.500% Notes due 2023, (6) U.S. $3,050 aggregate principal amount of its outstanding 4.625% Notes due 2023, (7) U.S. $20 aggregate principal amount of its outstanding 8.625% Guaranteed Bonds due 2023, (8) U.S. $595 aggregate principal amount of its outstanding 4.875% Notes due 2024 and (9) U.S. $273 aggregate principal amount of its outstanding 4.250% Notes due 2025 for U.S. $8,198 aggregate principal amount of its new 6.490% Notes due 2027, U.S. $7,245 aggregate principal amount of its new 6.840% Notes due 2030 and U.S. $617 aggregate principal amount of its new 7.690% Bonds due 2050.

•	On November 14, 2019, Petróleos Mexicanos entered into a Ps. 28,000,000 syndicated revolving credit line due in 2022.

•

On December 23, 2019, Petróleos Mexicanos issued Ps. 5,100,368 aggregate principal amount of Certificados Bursatiles due 2024 at a rate linked to the TIIE plus 1%. These Certificados Bursatiles were issued under Petróleos Mexicanos’ Ps. 100,000,000 or UDI equivalent Certificados Bursátiles Program.

As of December 31, 2019, Petróleos Mexicanos had U.S. $7,450,000 and Ps. 37,000,000 in available credit lines in order to ensure liquidity, of which U.S. $6,780,000 and Ps. 16,000,000 are available.

All the financing activities were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services (until July 1, when merged, see Note 1) and Pemex Logistics.

From January 1 to December 31, 2019, HHS obtained U.S. $22,456,000 from its revolving credit line and repaid U.S. $21,600,000. As of December 31, 2018, the outstanding amount under this revolving credit line was U.S. $700,000. As of December 31, 2019, the outstanding amount under this revolving credit line was U.S. $1,556,000.

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

•

On May 24, 2018, Petróleos Mexicanos issued €3,150,000 of debt securities under its U.S. $102,000,000 Medium Term Notes Program, Series C in four tranches: (i) €600,000 of its 2.500% Notes due on November 24, 2022; (ii) €650,000 of its Floating Rate Notes due on August 24, 2023; (iii) €650,000 of its 3.625% Notes due on November 24, 2025; and (iv) €1,250,000 of its 4.750% Notes due on February 26, 2029. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services and their respective successors and assignees.

•	On June 4, 2018, Petróleos Mexicanos issued CHF365,000 of its 1.750% Notes due 2023 under its U.S. $102,000,000 Medium Term Notes Program, Series C.

•

On June 26, 2018, Pro-Agroindustrias, refinanced a credit line for U.S. $250,000 by entering into a new credit line for the same amount, which bears interest at a floating rate linked to LIBOR plus 300 basis points on a quarterly basis and matures on December 26, 2025. This credit agreement is guaranteed by Petróleos Mexicanos.

•	On August 23, 2018, Petróleos Mexicanos entered into a loan agreement in the amount of U.S. $200,000, which bears interest at a floating rate linked to LIBOR and matures in 2023.

•	On October 23, 2018 Petróleos Mexicanos issued U.S. $2,000,000, of debt securities under U.S. $102,000,000 of its 6.500%, Medium-Term Notes Program, Series C, due 2029.

•	On November 9, 2018, Petróleos Mexicanos entered into a revolving credit facility in the amount of Ps. 9,000,000, which matures in 2023.

•	On November 30, 2018, Petróleos Mexicanos borrowed U.S. $250,000 from a bilateral credit line, which bears interest at a floating rate linked to LIBOR plus 80 basis points and matures in 2028.

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

From January 1 to December 31, 2018, PMI HBV (until July 31, 2018) and P.M.I. Holdings Holland Services, B.V., obtained U.S. $21,449,200 from its revolving credit line and repaid U.S. $21,099,000. As of December 31, 2017, the outstanding amount under this revolving credit line was U.S. $350,000. As of December 31, 2018, the outstanding amount under this revolving credit line was U.S. $700,000.

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

As of December 31, 2019 and 2018 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

As of December 31, 2019, long-term debt was as follows:

	Rate of interest (1)	Maturity	Pesos	Foreign currency
U.S. dollars
Bonds	Fixed from 1.7% to 9.5% and LIBOR plus 0.35% to 3.65%	Various to 2050	1,118,518,559	U.S. $	59,352,968
Project financing	Fixed from 2.45% and LIBOR plus 0.24% to 1.75%	Various to 2028	41,154,129		2,183,799
Direct loans	Fixed from 2.50% to 5.25% and LIBOR plus 1.65% to 3.50%	Various to 2031	62,698,930		3,327,050
Syndicated loans	LIBOR plus 2.35%	Various to 2024	47,107,647		2,499,716
Bank loans	LIBOR plus 1.19% to 3.50%	Various to 2023	1,862,411		98,827
Revolving credit lines	LIBOR plus 1.85%	2020	12,626,284		670,000
Financing of Infrastructure asset	Fixed from 5.4% and 8.4%	Various to 2036	28,143,335		1,493,395
Total financing in U.S. dollars			1,312,111,295	U.S. $	69,625,755

Euros
Bonds	Fixed from 1.875% to 5.5% and EURIBOR plus 2.4%	Various to 2030	293,984,741		€13,897,557
Direct loans	Fixed to 5.11% and EURIBOR plus 2.5%	Various to 2023	11,561,660		546,554

Total financing in Euros			305,546,401		€14,444,111

Japanese yen:
Bonds	Fixed from 0.54% to 3.5% and LIBOR yen plus 0.75%	Various to 2026	30,148,292		¥173,865,582

	Rate of interest (1)	Maturity	Pesos	Foreign currency
Pesos
Certificados bursátiles	Mexican Government Treasury Certificates (“Cetes”) , TIIE(1) plus 0.15% to 1.00%, and fixed at 7.19% to 9.1%	Various to 2026	133,409,581
Direct loans	Fixed at 6.55% and 7.01% and TIIE plus 0.85% to 4.01%	Various to 2029	38,558,166
Syndicated loans	TIIE plus 0.95%	Various to 2025	24,270,589

Revolving credit lines	TIIE plus 1.50% and 1.95%	Various to 2020	21,000,000

Total financing in pesos			217,238,336
Unidades de Inversión Certificados bursátiles
Certificados bursátiles	Zero rate and Fixed at 3.02% to 5.23%	Various to 2035	41,388,521

Other currencies:
Bonds	Fixed from 1.5% to 8.25%	Various to 2025	41,553,990

Total principal in pesos(2)			1,947,986,835
Plus: accrued interest			33,146,807
Notes payable to contractors(3)			2,040,446

Total principal and interest			1,983,174,088
Less: short-term maturities			210,530,524
Current portion of notes payable to contractors(3)			1,246,854
Accrued interest			33,146,807

Total short-term debt and current portion of long-term debt			244,924,185

Long-term debt			1,738,249,903

As of December 31, 2018, long-term debt was as follows:

	Rate of interest (1)	Maturity	Pesos		Foreign currency
U.S. dollars
Bonds	Fixed from 1.7% to 9.5% and LIBOR plus 0.35% to 3.65%	Various to 2048	Ps.	1,163,861,026	U.S. $	59,130,566
Purchasing loans	LIBOR plus 0.85%	Various to 2019		5,904,870		300,000
Project financing	Fixed from 2.45% to 3.81% and LIBOR plus 0.24% to 1.75%	Various to 2028		52,159,977		2,650,015
Direct loans	Fixed from 3.31% to 5.25% and LIBOR plus 1.65% to 1.75%	Various to 2031		51,365,998		2,609,676
Syndicated loans	LIBOR plus 0.85%	Various to 2020		39,164,611		1,989,778
Bank loans	LIBOR plus 1.19% to 3.50%	Various to 2023		2,704,412		137,399
Financial leases	Fixed from 4.44% to 4.54%	Various to 2025		6,053,280		307,540
Project financing	Fixed from 5.4% to 8.4%	Various to 2036		30,903,650		1,570,076

Total financing in U.S. dollars				1,352,117,824	U.S. $	68,695,050

Euros
Bonds	Fixed from 1.875% to 5.5%	Various to 2030		334,044,298		€14,842,851
Financial leases	Fixed to 11.26%	Various to 2022		222		10

Direct loans	Fixed to 5.11%	Various to 2023		11,255,352		500,118
Total financing in Euros				345,299,872		€15,342,979

Japanese yen:
Bonds	Fixed from 0.54% to 3.5% and LIBOR yen plus 0.75%	Various to 2026		31,171,326		¥173,850,117

	Rate of interest (1)	Maturity	Pesos		Foreign currency
Pesos
Certificados bursátiles	Mexican Government Treasury Certificates (“Cetes”) , TIIE(1) less 0.06% to 1.35%, and fixed at 7.19% to 9.1%	Various to 2026	Ps.	148,090,688
Direct loans	Fixed at 6.55% and TIIE plus 0.50% to 4.0%	Various to 2029		32,309,858
Syndicated loans	TIIE plus 0.95%	Various to 2025		28,925,329

Total financing in pesos			Ps.	209,325,875
Unidades de Inversión Certificados bursátiles
Certificados bursátiles	Zero rate and Fixed at 3.02% to 5.23%	Various to 2035		59,727,769

Other currencies:
Bonds	Fixed from 1.5% to 8.25%	Various to 2025		48,192,756

Total principal in pesos(2)				2,045,835,422
Plus: accrued interest				33,432,631
Notes payable to contractors(3)				3,018,063

Total principal and interest				2,082,286,116
Less: short-term maturities				154,191,754
Short-term portion of financing lease				2,490,963
Current portion of notes payable to contractors(3)				1,680,361
Accrued interest				33,432,631

Total short-term debt and current portion of long-term debt				191,795,709

Long-term debt			Ps.	1,890,490,407

The following table presents the roll-forward of total debt of PEMEX for each of the year ended December 31, 2019 and 2018, which includes short and long-term debt:

	2019 (i)		2018 (i)
Changes in total debt:
At the beginning of the year	Ps.	2,082,286,116	Ps.	2,037,875,071
Transfers to lease liabilities		(6,053,280)		—
Loans obtained - financing institutions		1,167,834,946		899,769,012
Debt payments		(1,185,042,283)		(841,033,392)
Accrued interest		128,061,187		120,727,022
Interest paid		(127,945,203)		(115,289,389)
Foreign exchange		(75,967,395)		(19,762,208)

At the end of the year	Ps.	1,983,174,088	Ps.	2,082,286,116

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.

	2020		2021	2022	2023	2024	2025 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2019, for each of the years ending December 31.	Ps.	244,924,185	123,198,628	112,871,443	125,320,439	171,955,593	1,204,903,800	Ps.	1,983,174,088

(1)

As of December 31, 2019 and 2018, interest rates were as follows: 3 month LIBOR of 1.90838% and 2.80763%, respectively; 6 month LIBOR of 1.91213% and 2.875630%, respectively; TIIE rate of 7.5555% and 8.5897%, respectively, for 28 days; TIIE rate of 7.4465% and 8.6375%, respectively, for 91 days.

(2)	Includes financing from foreign banks of Ps. 1,648,779,936 and Ps. 1,746,196,819, as of December 31, 2019 and 2018, respectively.
(3)	The total amounts of notes payable to contractors as of December 31, 2019 and 2018, current and long-term, are as follows:

	2019		2018
Total notes payable to contractors (a) (b)	Ps.	2,040,446	Ps.	3,018,063
Less: current portion of notes payable to contractors		1,246,854		1,680,361

Notes payable to contractors (long-term)	Ps.	793,592	Ps.	1,337,702

(a)

PEMEX has entered into FPWCs pursuant to which the hydrocarbons and construction in progress are property of Pemex Exploration and Production. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2019 and 2018, PEMEX had an outstanding amount payable of Ps. 755,860 and Ps. 1,153,108, respectively.

(b)

During 2007, PemexExploration and Production contracted for the purchase of a Floating Production Storage and Offloading (“FPSO”) vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2019 and 2018, the outstanding balances owed to the contractor were Ps. 1,284,587 (U.S. $68,165) and Ps. 1,864,955 (U.S. $94,751), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	Amount
2020	U.	S. $ 29,478
2021		25,267
2022		16,844
Total		71,589

Less accrued interest		3,424
		68,165

(4)	As of December 31, 2019 and 2018, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	2019		2018
U.S. dollar	Ps.	18.8452	Ps.	19.6829
Japanese yen		0.1734		0.1793
Pounds sterling		24.9586		25.0878
Euro		21.1537		22.5054
Swiss francs		19.4596		19.9762
Canadian dollar		14.5315		14.4138
Australian dollar		13.2435		13.8617

NOTE 17.	LEASES

PEMEX leases plants, transportation and storage equipment, port facilities, buildings and land. Leases generally run for a period of 1 to 20 years, in some cases with an option to renew the lease after that date. Some lease payments are renegotiated every five years to reflect that the rent payments are market compliant. Some of the leases provide for additional rental payments that are based on changes in local price indexes. For certain leases, PEMEX has restrictions to enter into a sublease agreement.

Plants, transport and storage equipment, port facilities, buildings and land leases were entered into in previous years as service, transportation and building leases. Previously, these leases were classified as operating leases under IAS 17.

PEMEX has rights of use assets for equipment whose contractual terms are from one to three years. These leases are short-term and / or low-value item leases. PEMEX has decided not to recognize the right-of-use assets and lease liabilities for these leases.

Lease information where PEMEX is a lessee is presented as follows:

i.	Rights of use assets are as follow:

	Transport and storage equipment		Plants	Drilling equipment(1)	Rights of way	Port facilities	Buildings	Lands	Total
Balance at the beginning of the year	Ps.	40,029,595	24,099,662	6,223,655	1,922,291	371,348	75,771	38,258	72,760,580
Depreciation for the year		(5,377,668)	(1,854,894)	(162,153)	(86,343)	(33,949)	(16,015)	(3,029)	(7,534,050)
Additions		895,291	3,448,691	—	—	1,286,054	5,456	—	5,635,492
Foreign Exchange effects		(43,709)	—	—	—	—	—	—	(43,709)
Balance at the end of the year	Ps.	35,503,509	25,693,459	6,061,502	1,835,949	1,623,453	65,212	35,229	70,818,313

Estimated useful life		3 to 10 years	20 years	20 years	23 years	20 years	1 to 5 years	5 years

(1)	Note 13.F.

ii.	Leases liabilities are as follows:

	Total
Lease liabilities recognized at January 1, 2019	Ps.	70,651,797
- New leases		5,683,676
- Payments of principal and interests from leases		(10,709,421)
- Accrued interest		4,800,153
- Foreign exchange		(2,277,578)

Lease liabilities at December 31, 2019	Ps.	68,148,627

The obligation recognized as of December 31, 2019, amounted to Ps. 68,148,627, of which Ps. 5,847,085 was recognized in current liabilities and Ps. 62,301,542 in non-current liabilities.

iii.	Amounts recognized in the statement of comprehensive Income

	2019 Total
Depreciation of rights of use	Ps.	7,429,274
Interests from financial lease liabilities		5,360,072
Expenses related to short-term leases		58,701

Total
2018 Operating leases under IAS 17
Lease expenses	Ps.	7,780,691

iv.	2018 Capital Leases

As of December 31, 2018, assets acquired through these capital leases were as follows:

	2018
Investment in drilling equipment	Ps.	7,963,262
Less accumulated depreciation		(886,946)

	Ps.	7,076,316

The liabilities relating to the assets listed above are payable in the years following December 31, 2018 as presented below:

Year	Pesos		U.S. dollars
2019	Ps.	1,255,105	U.S. $	63,766
2020		1,186,253		60,268
2021		1,186,253		60,268
2022		1,186,253		60,268
2023		1,186,253		60,268
2024 and thereafter		892,218		45,330

		6,892,335		350,168
Less: short-term unaccrued interest		251,768		12,791
Less: long-term unaccrued interest		587,287		29,837

Total capital leases		6,053,280		307,540
Less: current portion of leases (excluding interest)		934,546		47,480

Total long-term capital leases	Ps.	5,118,734	U.S. $	260,060

The interest expense from capital leases for the year ended December 31, 2018, was Ps. 301,449.

Due to the adoption of IFRS 16, as of January 1, 2019, PEMEX recognizes the capital lease as rights of use and lease liability.

NOTE 18.	DERIVATIVE FINANCIAL INSTRUMENTS

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

This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX’s current internal regulation. PEMEX has a Financial Risk Working Group (FRWG) which is a specialized working group with decision-making authority on financial risk exposure, financial risk mitigation schemes, and DFIs trading of Petróleos Mexicanos, the subsidiary entities, and where applicable, the subsidiary companies.

Approved DFIs are mainly traded on the OTC (Over the Counter) market; however, exchange traded instruments may also be used. In the case of PMI Trading, DFIs are traded on CME-Clearport.

The different types of DFIs that PEMEX trades are described below in the subsections corresponding to each risk type and as related to the applicable trading markets.

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

For those portfolios with an open market risk exposure, PEMEX’s financial risk management regulatory framework establishes the implementation and monitoring of market risk metrics and limits (such as VaR, among others).

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

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2019, approximately 15.3% of PEMEX’s total net debt outstanding (including DFIs) consisted of floating rate debt.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2019, Petróleos Mexicanos was a party to four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $1,178,750 at a weighted average fixed interest rate of 2.35% and a weighted average term of 5.3 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has also executed four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $40,783, at a weighted average fixed interest rate of 4.17% and a weighted average term of 2.4 years.

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

IBOR reference rates transition

As of 2022, as a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars or the EURIBOR in euros, will cease to be published and are expected to be replaced by alternative reference rates based on risk-free rates obtained from market operations.

Therefore, PEMEX has identified and is reviewing contracts expiring after December 31, 2021, that could have an impact derived from the change in the aforementioned rates. To the date, PEMEX is monitoring the evolution of the IBORs transition in the market, to anticipate any negative impact that these changes could have.

PEMEX has a reduced number of financial instruments referenced to floating rates in U.S. dollars and euros with maturity after December 2021. This portfolio is composed of debt instruments and DFI as shown below:

Notional Amounts	Euros	U.S. $
(in thousands of each Currency)
Debt	(650,000)	(5,424,910)
DFI
Interest Rate Swaps		733,750
Cross-currency Swaps	650,000	(1,254,259)
figures not audited

Once the alternative reference rates are defined, and therefore the new discount curves, PEMEX will be able to estimate the impact that such changes will have on financial instruments’ market value and financial cost.

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

PEMEX prioritizes debt issuances denominated in U.S. dollars; nonetheless, this is not always achievable, hence non-U.S. dollar denominated debt issued in international currencies is hedged through DFIs to mitigate their exchange rate exposure, either by swapping it into U.S. dollars or through other derivative structures. The rest of the debt is denominated in pesos or in UDIs, and for the debt denominated in UDIs, it has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, PEMEX’s debt issued in international currencies other than U.S. dollars has exchange rate risk mitigation strategies. PEMEX has selected strategies that further seek to reduce its cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed as appropriate.

The underlying currencies of PEMEX’s DFIs are the euro, Swiss franc, Japanese yen and pounds sterling against the U.S. dollar and UDIs against the peso.

As of December 31, 2019, PEMEX did not enter into any DFIs, since no debt in currencies other than U.S. dollars or pesos was issued.

Nonetheless, during 2019 PEMEX carried out the restructure of a cross-currency swap which had a recouponing provision. This DFI hedged the exchange rate exposure of a €725,000 debt with maturity in 2025. For this restructure PEMEX entered into, without cost, three options structures called “Seagull Options” to hedge the same notional risk as the original swap. These structures protect the short exposure in euros against an appreciation of the euro versus the U.S. dollar in a specific range and result in a benefit if the euro depreciates up to a certain exchange rate. Additionally, in order to mitigate the exchange rate risk derived from the coupons, PEMEX entered into only coupon swaps for the same notional amount. These allowed to eliminate the recouponing provision without cost.

During 2018, PEMEX entered into various cross-currency swaps to hedge inflation risk arising from debt obligations denominated in UDIs for an aggregate notional amount of Ps. 6,844,866.

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

PEMEX recorded a total net foreign exchange gain of Ps. 86,930,388, Ps. 23,659,480 and Ps. 23,184,122, for the years ended December 31, 2019, 2018 and 2017, respectively; these amounts include the unrealized foreign exchange gain associated with debt of Ps. 75,967,395, Ps. 19,762,208 and Ps. 16,685,439 for the years ended December 31, 2019, 2018 and 2017, respectively. The appreciation of the peso during 2019, 2018 and 2017 caused a total net foreign exchange gain because a significant part of PEMEX’s debt, 88.87% (principal only) as of December 31, 2019 is denominated in foreign currency. Unrealized foreign exchange gains and losses do not impact PEMEX’s cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect PEMEX’s ability to meet U.S. dollar-denominated financial obligations and improves PEMEX’s ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase PEMEX’s peso debt service costs on a U.S. dollar basis.

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

In 2017, the Board of Directors of Petróleos Mexicanos approved the establishment of an Annual Oil Hedging Program. Since then, PEMEX has implemented hedging strategies to partially protect its cash flows from falls in the Mexican crude oil basket price below the one established in the Federal Revenue Law.

During the second half of 2017, PEMEX entered into a crude oil hedge for fiscal year 2018, pursuant to which PEMEX hedged 440 thousand barrels per day from January to December of fiscal year 2018, for U.S. $449,898.

Afterwards, during 2018, PEMEX entered into a crude oil hedge for fiscal year 2019, pursuant to which PEMEX hedged 320 thousand barrels per day for the period between December 2018 and December 2019, for U.S. $149,588.

Finally, during 2019 PEMEX entered into a crude oil hedge for fiscal year 2020, pursuant to which PEMEX hedged 243 thousand barrels per day for the period between December 2019 and December 2020, for U.S. $178,268.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Until 2016, Pemex Industrial Transformation entered into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transferred the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. As of 2017, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers, thereby replacing Mex Gas Supply, S.L. However, as of December 31, 2019, no DFIs have been carried out under this mechanism.

As of December 31, 2019, Pemex Industrial Transformation did not have any DFIs to report since all the DFIs of its portfolios expired on December 2, 2019. During 2017, 2018 and 2019 Pemex Industrial Transformation maintained a negligible or even null exposure to market risk due to the mechanism explained above. DFI portfolios have VaR and CaR limits in order to limit market risk exposure in case of entering into new trades.

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

As of December 31, 2019, the VaRs of PEMEX’s investment portfolios were Ps. (17.90) for the Peso Treasury Portfolio, Ps. 0.00 for FOLAPE, and U.S. $ 0.00 for the U.S. Dollar Treasury Portfolio.

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

Interest rate and currency DFIs

Interest rate sensitivity to + 10 bp

	Interbank Yield Curves			PEMEX Curves
Currency	Sensitivity debt	Sensitivity DFIs	Sensitivity net	Sensitivity debt
CHF	2,539	(2,348)	192	2,404
Euro	86,317	(72,484)	13,833	69,048
Pound Sterling	5,059	(4,752)	307	4,426
Yen	6,488	(2,784)	3,704	5,404
Peso	24,523	743	25,266	20,770
UDI	16,463	(13,326)	3,137	12,754
U.S. dollar	1,113,697	239,182	1,352,879	497,419
		figures not audited

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2019, 2018 and 2017, in which PEMEX assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.

At December 31, 2019, 2018 and 2017, had market interest rates been 25 basis points higher, with all other variables remaining constant, net loss for the year would have been Ps. 644,506, Ps. 649,339 and Ps. 704,011 higher for December 31, 2019, 2018 and 2017, respectively, primarily as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, net loss for the year would have been Ps. 644,506, Ps. 649,339 and Ps. 704,011 lower at December 31, 2019, 2018 and 2017, respectively, primarily as a result of a decrease in interest expense.

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

Interest rate and currency DFIs

Exchange rate sensitivity +1% and VaR 95%

	Interbank Yield Curves				PEMEX Curves
	Sensitivity	Sensitivity	Sensitivity	VaR 95%	Sensitivity
Currency	Debt	DFIs	Net	Net	Debt
CHF	(12,121)	12,082	(39)	(24)	(11,763)
Euro	(198,642)	140,860	(57,782)	(29,721)	(174,649)
Pound Sterling	(12,636)	12,586	(50)	(50)	(11,533)
Yen	(16,990)	9,021	(7,969)	(4,756)	(15,349)
Peso	(119,360)	(21,478)	(140,838)	(113,622)	(111,585)
UDI	(23,230)	23,230	0	0	(19,745)
figures not audited

As shown in the table above, exchange rate risk derived from debt denominated in currencies other than pesos and U.S. dollars is almost fully hedged by DFIs. The exchange rate risk exposure to the Swiss franc, euro, pound sterling and Japanese yen is a result of the delta of the structures described above (Seagull Options and Calls), and considering the current exchange rate levels, represents a lower funding cost than the hedging strategies carried out through swaps.

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2019, 2018 and 2017, in which PEMEX assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2019, 2018 and 2017, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps.180,408, Ps.192,025 and Ps. 149,669 lower, respectively, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, net income for the period would have increased by Ps.180,408, Ps. 192,025 and Ps. 149,669, respectively, primarily as a result of the decrease in exchange rate losses.

Hydrocarbon price risk quantification

Pemex Industrial Transformation occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2019, Pemex Industrial Transformation’s natural gas DFI portfolios had no market risk exposure.

Open market risk exposure would be measured using the 20-day Delta-Gamma VaR methodology, with a confidence level of 95%, based on 500 daily observations; VaR and CaR would be monitored and mitigated by pre-established limits.

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

PMI Trading’s global VaR associated with commodities market risk was U.S. $(15,016) as of December 31, 2019. This VaR was calculated using the historical method with a 99% confidence level, two-year history and a one-day horizon. The minimum VaR recorded on the year was U.S. $(4,177) (registered on January 29, 2019) and the maximum VaR recorded on the year was U.S. $(20,821) (registered on August 2, 2019). As of December 31, 2018, the global VaR was U.S. $(8,687).

The quantification of crude oil price risk is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. As of December 31, 2019, this was U.S.$ (11,361).

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

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure to its counterparties to a specific threshold amount, as well as the counterparties’ exposure to PEMEX. The specified thresholds were reached in three cross-currency swaps during 2019, which were used to hedge the exchange rate exposure to the euro and to the pounds sterling, and in seven cross-currency swaps during 2018, which were used to hedge the exchange rate exposure to the euro and to the pounds sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. During 2019, PEMEX did not enter into any cross-currency swap with these characteristics.

In addition, PEMEX has entered into long-term DFIs with mandatory early termination clauses (pursuant to which, at a given date and irrespective of the current MtM, the DFI will terminate and settle at the corresponding MtM, and PEMEX can either enter into a new DFI with the same counterparty or a new counterparty), which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of December 31, 2019, PEMEX has entered into two Japanese yen Seagull Option structures, with early termination clauses in 2021.

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

The current and potential exposures, aggregated by credit rating, are as follows:

Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A+	(72,209)	742,962	854,567	475,113	339,170	131,657	—
A	(130,249)	522,461	612,378	578,755	178,066	165,637	—
A-	(27,245)	136,227	8,981	—	—	—	—
BBB+	30,782	1,466,768	2,061,585	2,182,363	2,260,625	1,163,814	628,498
BBB	11,789	17,647	17,870	—	—	—	—
BBB-	(96,518)	132,334	290,902	266,888	228,173	164,372	—
						Figures not audited

PEMEX also faces credit risk derived from its investments. As of December 31, 2019, the notional amounts of investments in domestic currency, organized by the credit ratings of the issuances, were as follows:

Credit rating of issuances*	Notional amount
mxAAA	Ps.	100,368
Figures not audited

*	Minimum S&P, Moody’s and Fitch credit rating in National Credit Rating Scale.

The table above does not include domestic currency Mexican Government bonds since, given the current credit rating, the default probability in this currency is zero according to the default’s frequency matrices from rating agencies.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation significantly reduces its credit risk exposure related to the DFIs.

In order to qualify for these DFIs, Pemex Industrial Transformation’s customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client would be terminated, rights to collateral are exercised and, if the collateral was insufficient to cover the fair value, natural gas supply would be suspended until the payment is made.

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

As of December 31, 2019, Pemex Industrial Transformation had no DFIs since all the DFIs of its portfolios expired on December 2, 2019. As such, once the total settlement of the operations was carried out, the exempt credit lines expired and the guarantees deposited by the clients were entirely returned.

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

In addition, as of December 31, 2019, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 28,000,000 and Ps. 9,000,000 with expiration dates in November 2022 and November 2023, respectively; and two others that each provide access to U.S. $1,950,000 and U.S. $5,500,000 with expiration dates in January 2021 and June 2024, respectively.

Finally, the investment strategies of PEMEX’s portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.

Certain PMI companies mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury, which provides access to a syndicated credit line for up to U.S. $700,000 and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI companies have access to bilateral credit lines from financial institutions for up to U.S. $743,000.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company’s board of directors.

The following tables show the cash flow maturities as well as the fair value of PEMEX’s debt and DFI portfolios as of December 31, 2019 and 2018. It should be noted that:

•	For debt obligations, these tables present principal cash flow and the weighted average interest rates for fixed rate debt.

•	For interest rate swaps, cross-currency swaps and currency options, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.

•	Weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date.

•	For natural gas DFIs, volumes are presented in millions of British thermal unit (MMBtu), and fixed average and strike prices are presented in U.S. dollars per MMBtu.

•	For crude oil, volumes are presented in millions of barrels, and fixed average and strike prices are presented in U.S. dollars per barrel.

•	DFIs’ fair value includes CVA and is calculated based on market quotes obtained from market sources such as Bloomberg and Proveedor Integral de Precios, S.A. de C.V. (“PIP”).

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

•	For all instruments, the tables are based on the contract terms in order to determine the future cash flows that are categorized by expected maturity dates.

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2019(1)

	Year of expected maturity date
	2020		2021		2022		2023		2024		2025 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	52,874,594	Ps.	36,474,941	Ps.	36,288,484	Ps.	51,814,555	Ps.	24,377,105	Ps.	959,097,000	Ps.	1,160,926,679	Ps.	1,233,260,685
Average interest rate (%)														6.2535%
Fixed rate (Japanese yen)		—		—		—		5,202,000		—		13,848,692		19,050,692		17,812,094
Average interest rate (%)														1.3483%
Fixed rate (pound sterling)		—		—		8,725,102		—		—		11,157,892		19,882,994		21,733,929
Average interest rate (%)														5.7247%
Fixed rate (pesos)		10,009,595		20,004,204		1,999,293		—		57,381,081		30,985,764		120,379,937		114,148,170
Average interest rate (%)														7.4867%
Fixed rate (UDIs)		5,137,194		4,183,481		—		—		—		32,067,846		41,388,521		37,209,163
Average interest rate (%)														4.0514%
Fixed rate (euros)		27,490,652		36,993,461		33,752,122		29,564,507		26,321,684		136,705,664		290,828,090		314,159,720
Average interest rate (%)														3.7095%
Fixed rate (Swiss francs)		11,669,169		2,920,578		—		7,081,249		—		—		21,670,996		22,167,273
Average interest rate (%)														1.6996%

Total fixed rate debt		107,181,204		100,576,665		80,765,001		93,662,311		108,079,870		1,183,862,858		1,674,127,909		1,760,491,034

Variable rate (U.S. dollars)		37,129,938		14,165,499		23,671,360		10,931,702		53,275,137		14,051,426		153,225,062		153,747,749
Variable rate (Japanese yen)		11,097,600		—		—		—		—		—		11,097,600		11,112,957
Variable rate (euros)		983,647		—		—		13,734,663		—		—		14,718,310		14,969,735
Variable rate (pesos)		55,384,990		8,456,465		8,435,081		6,991,763		10,600,586		6,989,516		96,858,401		96,135,647

Total variable rate debt		104,596,175		22,621,964		32,106,441		31,658,128		63,875,723		21,040,942		275,899,373		275,966,088

Total debt	Ps.	211,777,379	Ps.	123,198,629	Ps.	112,871,442	Ps.	125,320,439	Ps.	171,955,593	Ps.	1,204,903,800	Ps.	1,950,027,282	Ps.	2,036,457,122

Note: Numbers may not total due to rounding.

(1)

The information in this table has been calculated using exchange rates at December 31, 2019 of: Ps. 18.8452 = U.S. $1.00; Ps. 0.1734 = 1.00 Japanese yen; Ps. 24.9586= 1.00 pound sterling; Ps. 6.399018 = 1.00 UDI; Ps. 21.1537 = 1.00 euro; and Ps. 19.4596= 1.00 Swiss franc.

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2018(1)

	Year of expected maturity date
	2019		2020		2021		2022		2023		2024 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps	53,962,520	Ps	40,098,959	Ps	94,686,304	Ps	83,674,076	Ps	91,790,092	Ps	827,719,134	Ps	1,191,931,085	Ps.	1,084,252,622
Average interest rate (%)														5.8927%
Fixed rate (Japanese yen)		—		—		—		—		5,379,000		14,317,126		19,696,126		16,603,524
Average interest rate (%)														1.3484%
Fixed rate (pound sterling)		—		—		—		8,763,410		—		11,205,575		19,968,985		20,257,139
Average interest rate (%)														5.7248%
Fixed rate (pesos)		—		10,017,084		20,257,747		1,999,192		—		88,324,131		120,598,154		101,639,764
Average interest rate (%)														7.4872%
Fixed rate (UDIs)		19,386,459		4,999,710		4,066,182		—		—		31,275,418		59,727,769		51,079,974
Average interest rate (%)														2.7362%
Fixed rate (euros)		21,466,509		29,215,492		39,343,306		35,884,701		31,437,421		173,348,554		330,695,983		325,772,611
Average interest rate (%)														3.7123%
Fixed rate (Swiss francs)		5,991,035		11,966,770		3,001,116		—		7,264,850		—		28,223,771		27,916,889
Average interest rate (%)														1.8697%

Total fixed rate debt		100,806,523		96,298,015		161,354,655		130,321,379		135,871,363		1,146,189,938		1,770,841,873		1,627,522,522

Variable rate (U.S. dollars)		23,231,281		63,823,350		14,517,807		32,878,778		11,136,784		17,616,801		163,204,801		169,873,202
Variable rate (Japanese yen)		—		11,475,200		—		—		—		—		11,475,200		11,264,120
Variable rate (euros)		—		—		—		—		14,601,014		—		14,601,014		16,093,157
Variable rate (pesos)		34,322,574		18,352,215		8,456,465		8,407,405		6,968,237		12,220,826		88,727,722		88,624,217

Total variable rate debt		57,553,855		93,650,765		22,974,272		41,286,183		32,706,035		29,837,627		278,008,737		285,854,697

Total debt	Ps.	158,360,378	Ps.	189,948,780	Ps.	184,328,927	Ps.	171,607,562	Ps.	168,577,398	Ps.	1,176,027,565	Ps.	2,048,850,610	Ps.	1,913,377,218

Note: Numbers may not total due to rounding.

(1)

The information in this table has been calculated using exchange rates at December 31, 2018 of: Ps. 19.6829 = U.S. $1.00; Ps. 0.17930 = 1.00 Japanese yen; Ps. 25.0878 = 1.00 pound sterling; Ps. 6.226631 = 1.00 UDI; Ps. 22.5054 = 1.00 euro; and Ps. 19.9762 = 1.00 Swiss franc.

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for

Purposes Other than Trading as of December 31, 2019(1) (2)

	Year of expected maturity date
	2020		2021		2022		2023		2024		2025 Thereafter		Total Notional Amount		Fair Value (3)
Hedging instruments (2) (4)
Interest rate DFIs
Interest rate swaps (U.S. dollars)
Variable to fixed	Ps.	4,505,751	Ps.	4,463,405	Ps.	4,352,614	Ps.	4,219,019	Ps.	3,133,015	Ps.	2,308,537	Ps.	22,982,341	Ps.	(99,231)
Average pay rate		3.20%		3.22%		3.25%		3.37%		3.68%		4.13%		n.a.		n.a.
Average receive rate		3.00%		2.80%		2.94%		3.17%		3.67%		4.36%		n.a.		n.a.
Currency DFIs
Cross-currency swaps
Receive euros/Pay U.S. dollars		27,352,677		35,146,769		33,626,604		43,975,261		25,095,682		141,792,559		306,989,551		(6,129,828)
Receive Japanese yen / Pay U.S. dollars		12,419,108		—		—		4,548,319		—		—		16,967,427		(1,087,602)
Receive pounds sterling / Pay U.S. dollars		—		—		9,204,373		—		—		11,149,951		20,354,324		516,780
Receive UDI/ Pay pesos		7,292,520		3,000,000		—		—		—		27,450,032		37,742,553		3,116,439
Receive Swiss francs/ Pay U.S. dollars		10,999,144		2,851,895		—		6,878,498		—		—		20,729,537		797,159
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen		—		—		—		—		—		13,881,133		13,881,133		123,244
Buy Call, Sell Call and Sell Put on euros		—		36,978,146		—		—		26,412,961		41,732,479		105,123,586		360,731
Sell Call on pound sterling		—		—		—		—		—		11,242,387		11,242,387		(81,137)
Sell Call on Swiss francs		—		—		—		7,116,252		—		—		7,116,252		(74,535)
Sell Call on Euros		—		—		12,678,221		13,734,740		—		40,147,701		66,560,662		(1,223,283)

N.A. = not applicable.

Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2019 of: Ps. 18.8452= U.S. $1.00 and Ps. 21.1537 = 1.00 euro.
(2)

PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.

(3)	Positive numbers represent a favorable fair value to PEMEX.
(4)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however, DFIs are not recorded as hedges for accounting purposes.

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for

Purposes Other than Trading as of December 31, 2018(1) (2)

	Year of expected maturity date
	2019		2020		2021		2022		2023		2024 Thereafter		Total Notional Amount		Fair Value(3)
Hedging instruments(2)(4)
Interest rate DFIs
Interest rate swaps (U.S. dollars)
Variable to fixed	Ps.	4,692,574	Ps.	4,706,039	Ps.	4,661,811	Ps.	4,546,095	Ps.	4,406,561	Ps.	5,683,437	PS.	28,696,517	Ps.	644,746
Average pay rate		3.18%		3.20%		3.22%		3.25%		3.37%		3.74%		N.A.		N.A.
Average receive rate		4.22%		4.07%		3.94%		4.08%		4.40%		5.25%		N.A.		N.A.
Currency DFIs
Cross-currency swaps
Receive euros/Pay U.S. dollars		20,782,857		28,568,548		36,709,101		35,121,361		45,930,033		175,091,781		342,203,681		5,495,541
Receive Japanese yen/ Pay U.S. dollars		—		12,971,158		—		—		4,750,499		—		17,721,657		(1,112,629)
Receive pounds sterling/ Pay U.S. dollars		—		—		—		9,819,995		—		11,645,585		21,465,580		(297,318)
Receive UDI/ Pay pesos		23,740,341		7,292,520		3,000,000		—		—		27,450,032		61,482,893		(4,392,093)
Receive Swiss francs/ Pay U.S. dollars		6,466,978		11,488,074		2,978,666		—		7,184,259		—		28,117,977		486,310
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen		—		—		—		—		—		14,355,685		14,355,685		222,491
Buy Call, Sell Call and Sell Put on euros		—		—		39,497,823		13,542,111		14,670,620		99,308,812		167,019,366		165,458
Sell Call on pound sterling		—		—		—		—		—		11,296,695		11,296,695		(232,636)
Sell Call on Swiss francs		—		—		—		—		7,315,424		—		7,315,424		(183,093)

N.A. = not applicable.

Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2018 of: Ps. 19.6829 = U.S. $1.00 and Ps. 22.5054 = 1.00 euro.
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

The following tables show the estimated amount of principal and interest cash flow maturities of PEMEX’s financial liabilities as of December 31, 2019 and 2018 (DFIs are not included):

Financial Liabilities Interest and Principal Cash Flow Maturities as of December 31, 2019(1)

			Year of expected maturity date
	Total Carrying Value		2020		2021		2022		2023		2024		2025 Thereafter		Total
Financial Liabilities
Suppliers		208,034,407		208,034,407		—		—		—		—		—		208,034,407
Accounts and accrued expenses Payable		26,055,151		26,055,151		—		—		—		—		—		26,055,151
Leases		68,148,627		11,424,336		9,982,471		9,507,408		9,493,269		9,361,805		62,776,808		112,546,097
Debt		1,983,174,088		312,757,186		222,227,670		205,355,068		213,879,603		254,613,606		2,104,560,030		3,313,393,163

Total	Ps.	2,285,412,273	Ps.	558,271,080	Ps.	232,210,141	Ps.	214,862,476	Ps.	223,372,872	Ps.	263,975,411	Ps.	2,167,336,838	Ps.	3,660,028,818

Note: Numbers may not total due to rounding.

(1)

The information in this table has been calculated using exchange rates at December 31, 2019 of: Ps. 18.8452 = U.S. $1.00; Ps. 0.1734 = 1.00 Japanese yen; Ps. 24.9586= 1.00 pound sterling; Ps. 6.399018 = 1.00 UDI; Ps. 21.1537 = 1.00 euro; and Ps. 19.4596= 1.00 Swiss franc.

Financial Liabilities Interest and Principal Cash Flow Maturities as of December 31, 2018(1)

			Year of expected maturity date
	Total Carrying Value		2019		2020		2021		2022		2023		2024 Thereafter		Total
Financial Liabilities
Suppliers		149,842,712		149,842,712		—		—		—		—		—		149,842,712
Accounts and accrued expenses Payable		24,917,669		24,917,669		—		—		—		—		—		24,917,669
Debt		2,082,286,116		263,380,210		290,101,037		275,601,994		253,943,698		244,198,663		1,918,608,927		3,245,834,529

Total	Ps.	2,257,046,497	Ps.	438,140,591	Ps.	290,101,037	Ps.	275,601,994	Ps.	253,943,698	Ps.	244,198,663	Ps.	1,918,608,927	Ps.	3,420,594,910

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

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency options, this is done through the Black and Scholes model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, through time, asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

PEMEX’s assumptions and inputs considered in the calculation of the fair value of its DFIs fall under Level 2 of the fair value hierarchy for market participant assumptions.

Embedded derivatives

In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2019 and 2018, PEMEX did not recognize any embedded derivatives (foreign currency or index).

As of December 31, 2019 and 2018, PEMEX recognized a gain (loss) of Ps. 4,751,897 and Ps. (3,142,662), respectively, in the “Derivative financial instruments (cost) income, net” line item which resulted from changes in the fair value of the accounts receivable from the sale of hydrocarbons whose performance obligations have been met and whose determination of the final price is indexed to future prices of the hydrocarbons.

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

As of December 31, 2019 and 2018, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (5,153,841) and Ps. 6,487,032, respectively. As of December 31, 2019 and 2018, PEMEX did not have any DFIs designated as hedges.

The following table shows the fair values and notional amounts of PEMEX’s DFIs, including those with an open position and those that have matured but that have not been settled, which were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2019 and 2018. It should be noted that:

•	DFI’s fair value includes CVA and is calculated based on market quotes obtained from market sources such as Bloomberg and PIP.

•

Fair value is calculated internally, either by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency, or through other standard methodologies commonly used in the financial markets for certain specific instruments.

		December 31, 2019		December 31, 2018
		Notional	Fair	Notional	Fair
DFI	POSITION	Amount	Value	Amount	Value
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar LIBOR + spread.	11,189,338	(79,096)	14,147,084	228,909
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 6-month U.S. dollar LIBOR + spread.	11,024,442	(9,181)	13,433,579	420,029
Cross-currency swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	37,742,553	3,116,439	37,742,553	(237,428)
Cross-currency swaps	PEMEX pays fixed in pesos and receives notional in UDI.	—	—	23,740,341	(4,154,665)
Cross-currency swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	12,419,108	(1,403,975)	12,971,158	(1,532,612)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Japanese yen.	4,548,319	316,373	4,750,499	419,983
Cross-currency swaps	PEMEX pays floating in 3-month U.S. dollar LIBOR + spread and receives floating in 3-month euro LIBOR + spread.	14,432,394	(523,552)	15,073,938	(122,974)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	292,557,157	(5,606,276)	327,129,743	5,618,515
Cross-currency swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in pound sterling.	9,204,373	526,632	9,819,995	(2,573)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in pound sterling.	11,149,951	(9,852)	11,645,585	(294,745)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	20,729,537	797,159	28,117,976	486,310
Currency Options	PEMEX Buy Put, Sell Put and Sell Call on Japanese yen	13,881,133	123,244	14,355,685	222,491
Currency Options	PEMEX Buy Call, Sell Call and Sell Put on euro	105,123,586	360,731	95,923,285	2,708,534
Currency Options	PEMEX Sell Call on pound sterling	11,242,387	(81,137)	11,296,695	(232,636)
Currency Options	PEMEX Sell Call on CHF	7,116,252	(74,535)	7,315,424	(183,093)
Currency Options	PEMEX Sell Call on euro	66,560,662	(1,223,283)	71,096,081	(2,543,075)
Natural gas swaps	PEMEX receives fixed.	—	—	(3,669)	136
Natural gas swaps	PEMEX receives floating.	—	—	3,622	(94)
Natural gas options	PEMEX Long Call.	—	—	989	4
Natural gas options	PEMEX Short Call.	—	—	(989)	(4)
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	768,561	(10,954)	1,115,854	(4,192)
Subtotal			(3,781,263)		796,821

	December 31, 2019		December 31, 2018
DFI	Volume (MMb)	Fair Value	Volume (MMb)	Fair Value
Crude Oil Options	85.05	(1,372,577)	111.68	5,690,212

		December 31, 2019		December 31, 2018
DFI	Market	Volume (MMb)	Fair value	Volume (MMb)	Fair value
Futures	Exchange traded	2.4	Ps.(124,835)	2.6	Ps. 441,954
Petroleum Products Swaps	Exchange traded	4.3	Ps.(318,410)	4.9	Ps. 760,603

Notes: Amounts may not total due to rounding.

(1)

The fair value of the Futures and the Petroleum Products Swaps was recognized as “Cash and cash equivalents” in the statement of financial position because PEMEX considered these financial assets to be fully liquid.

The exchange rate for U.S. dollars as of December 31, 2019 and 2018 was Ps. 18.8452 and Ps. 19.6829 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2019 and 2018 was Ps. 21.1537 and Ps. 22.5054 per euro, respectively.

For the years ended December 31, 2019, 2018 and 2017, PEMEX recognized a net (loss) gain of Ps. (23,263,923), Ps. (22,258,613) and Ps. 25,338,324, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

The following table presents the fair value of PEMEX’s DFIs that are included in the consolidated statement of financial position in Derivative financial instruments (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2019 and 2018:

	Derivatives assets Fair value
	December 31, 2019		December 31, 2018
Derivatives not designated as hedging instruments
Crude oil options	Ps.	—	Ps.	5,690,212
Currency options		559,751		2,931,025
Natural gas options		—		4
Cross-currency swaps		10,936,579		13,111,838
Natural gas swaps		—		260
Interest rate swaps		—		648,938
Others		—		—

Total derivatives not designated as hedging instruments		11,496,330		22,382,277

Total assets	Ps.	11,496,330	Ps.	22,382,277

	Derivatives liabilities Fair value
	December 31, 2019		December 31, 2018
Derivatives not designated as hedging instruments
Forwards	Ps.	—	Ps.	—
Crude oil options		(1,372,577)		—
Currency options		(75,776)		—
Natural gas options		—		(4)
Cross-currency swaps		(15,102,586)		(15,890,830)
Natural gas swaps		—		(218)
Interest rate swaps		(99,232)		(4,193)
Others		—		—

Total derivatives not designated as hedging instruments		(16,650,171)		(15,895,245)

Total liabilities	Ps.	(16,650,171)	Ps.	(15,895,245)

Net total	Ps.	(5,153,841)	Ps.	6,487,032

The following tables presents the net gain (loss) recognized in income on PEMEX’s DFIs for the years ended December 31, 2019, 2018 and 2017, in the consolidated statement of comprehensive income which is presented in the “Derivative financial instruments (cost) income, net” line item:

Derivatives not designated as hedging instruments	Amount of gain (loss) recognized in the Statement of operations on derivatives
	December 31, 2019		December 31, 2018		December 31, 2017
Embedded derivatives	Ps.	4,751,897	Ps.	(3,142,662)	Ps.	—
Forwards		—		2,007,393		(1,976,241)
Futures		(1,460,990)		374,112		(779,950)
Crude oil options		(2,762,358)		2,329,051		(3,771,604)
Currency options		(2,447,050)		(2,210,301)		5,255,931
Natural gas options		49		185		673
Cross-currency swaps		(16,019,238)		(21,902,567)		27,747,290
Natural gas swaps		2		117		1,780
Interest rate swaps		(574,338)		286,059		(34,306)
Others		—		—		(1,105,249)

Total	Ps.	(18,512,026)	Ps.	(22,258,613)	Ps.	25,338,324

NOTE 19.	EMPLOYEE BENEFITS

Until December 31, 2015, Petróleos Mexicanos and Subsidiary Entities only had defined benefit pension plans for the retirement of its employees, to which only Petróleos Mexicanos and the Subsidiary Entities contribute. Benefits under these plans are based on an employee’s salary and years of service completed at retirement. As of January 1, 2016, Petróleos Mexicanos and Subsidiary Entities also have a defined contribution pension plan, in which both Petróleos Mexicanos and Subsidiary Entities and the employee contribute to an employee’s individual account.

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

As of December 31, 2019, Petróleos Mexicanos and Subsidiary Entities funded its employees benefits through Mexican trusts, the resources of which come from the retirement line item of PEMEX’s annual budget (an operating expense), or any other line item that substitutes or relates to this line item, or that is associated to the same line item and the interests, dividends or capital gains obtained from the investments of the trusts.

In 2019, the Board of Directors of Petróleos Mexicanos approved modifications to the organic structure of the Company. As a result of this, the Subsidiary Entities and the Corporate transferred and / or received active personnel through the figure of Employer Substitution, with which the Subsidiary Entities and the Corporate recognized the Retirement Obligations of the transferred Personnel whose impact was calculated in the actuarial study carried out by the independent experts.

The following table show the amounts associated with PEMEX’s labor obligations:

	December 31,
	2019		2018
Liability for defined benefits at retirement and post-employment at the end of the year	Ps.	1,438,849,732	Ps.	1,067,317,120
Liability for other long-term benefits		17,965,635		13,224,926

Total liability for defined benefits recognized in the consolidated statement of financial position at the end of the year	Ps.	1,456,815,367	Ps.	1,080,542,046

The amount reflected in the Employee Benefit Reserve at the end of the year includes both the defined benefit plan (DB) and the defined contribution plan (DC). As for the defined contribution scheme, the Assets (liabilities) recognized in the balance sheet (DC-warranty) of Ps. 2,023,220 and the Expense in the Income Statement for the period from January to December 2019 (Net Cost of the Period, DC-warranty) of Ps. 316,915. PEMEX’s contribution to the Defined contribution plan during year 2019 amounts to Ps. 523,482.

The following tables contain detailed information regarding PEMEX’s retirement and post-employment benefits:

	December 31,
Changes in the liability for defined benefits	2019		2018
Liability for defined benefits at the beginning of the year	Ps.	1,067,317,120	Ps.	1,241,072,307
Current Service cost		15,871,004		20,819,804
Net interest		95,643,572		97,571,478
Defined benefits paid by the fund		(5,759,721)		(5,547,170)
Actuarial losses (gains) in other comprehensive results due to:
Change in financial assumptions(1)		304,527,285		(214,105,342)
Change in demographic assumptions (1)		(9,012,031)		(71,958,462)
For experience during the year		25,228,095		53,779,484
Assets of the plan during the year		(43,628)		646,318
Effect of the liability ceiling *		(127,137)		279,674
Transfer to Long-term Benefits*		—		410,775
Real interest, excluding earned interests *		(363,873)		—
Adjustment to the Defined Contribution Plan *		61,583		—
Remeasurements		(96,828)		2,146
Contributions paid to the fund		(54,395,709)		(55,653,892)

Defined benefit liabilities at end of year	Ps.	1,438,849,732	Ps.	1,067,317,120

*	The concepts come from the valuation of PMI CIM´s liabilities.

(1)

The amount of the actuarial losses and (gains) corresponding to the retirement and post-employment benefits of Ps. (309,327,314) generated in the period from January to December 2019, correspond mainly to the decrease in the discount rate from 9.29% to 7.53%, as well as the gradual increase in the mortality table for non-disabled retirees. Other influencing factors were the change in the obligations due to movements in the population, age, seniority, salary, pensions and benefits.

	December 31,
	2019		2018
Changes in pension plan assets
Plan assets at the beginning of year	Ps.	7,200,471	Ps.	8,485,692
Return on plan assets		833,638		862,175
Payments by the pension fund		(59,967,278)		(56,834,688)
Company contributions to the fund		54,395,709		55,653,892
Actuarial (gains) losses in plan assets		43,683		(653,583)
Effect of the liability ceiling		157,774		(313,017)

Adjustment to the Defined Contribution Plan *		(61,582)		—
Clearance Price*		(17,408)		—

Pension plan assets at the end of year	Ps.	2,585,007	Ps.	7,200,471

*	The concepts come from the valuation of PMI CIM´s liabilities.

The Labor Fund reduction was due to budgetary requirements derived from the need to meet a financial balance goal in cash flow. In this sense, during 2019 PEMEX’s administration implemented a strategy whereby the contributions to the Fund are scheduled and executed taking into account the initial balance plus the cost of payrolls and retirements for the year, maintaining a minimum operating balance without the operational continuity risk or payment to personnel.

Contributions from PEMEX to the Pemex Labor Fund include the payments in advance of the promissory notes matured from January to May 2019 in the amount of Ps. 38,704,883 (Ps. 32,493,666 of principal and Ps. 6,211,217 of interest), for the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its Subsidiary Entities (see Note 15-A).

The expected contribution to the Pemex Labor Fund for 2020 amounts to Ps. 63,485,625 and the expected payments are Ps. 72,405,842.

As of December 31, 2019 and 2018, the amounts and types of plan assets are as follows:

	December 31,
Plan Assets	2019		2018
Cash and cash equivalents	Ps.	138,795	Ps.	4,976,125
Debt instruments		2,446,212		2,224,346

Total plan assets	Ps.	2,585,007	Ps.	7,200,471

	December 31,
Changes in Defined Benefit Obligations (DBO)	2019		2018
Defined benefit obligations at the beginning of the year	Ps.	1,074,233,038	Ps.	1,249,557,999
Service costs		14,516,102		18,365,156
Financing costs		96,350,258		98,759,209
Past service costs		77,045		(103,845)
Payments by the fund		(65,727,000)		(62,388,283)
Change in financial assumptions		304,527,285		(214,105,342)
Change in demographic assumptions		(9,012,031)		(71,958,462)
For experience during the year		25,228,095		53,779,484
Obligations settled		(14,237)		(457,168)
Remeasurements		—		2,139
Reductions		(129,909)		—
Modifications to the pension plan		1,307,769		2,782,151

Defined benefit obligations at the end of year	Ps.	1,441,356,415	Ps.	1,074,233,038

The effects on the Defined Benefits Liability upon retirement and post employment at the end of the period are:

The effect of an increase or decrease of one percentage point in the discount rate is a -12.33% increase or a 15.57% decrease in defined benefit obligations.

The effect of an increase or decrease of one percentage point in the increase rate in medical services with respect to the cost and obligations related to medical services point is a 3.76% increase or a -2.86% decrease in defined benefit obligations.

The effect of an increase or decrease of one percentage point in the inflation is 9.36% and -7.92%, respectively in defined benefit obligations.

The effect of an increase or decrease of one percentage point in the wage is a 1.39% and -1.21%, respectively in defined benefit obligations.

The effects previously mentioned were determined using the projected unit credit method which was the same method used in the prior valuation.

Assumptions regarding future mortality are based on EMSSA2009 to Unique Circular of the Comisión Nacional de Seguros y Fianzas (National Commission of Insurance and Bonds) and include improvements to the mortality rate established in 2019. For the December valuation, the mortality table for retired personnel was updated using an actuarial proposal based on the experience of Petróleos Mexicanos and its Subsidiary Entities. The mortality table for the incapacitated personnel is the EMSSInc-IMSS2012 and for the disabled personnel the EMSSInv-IMSS2012.

PEMEX’s plan assets is held in the FOLAPE trust, which are managed by BBVA Bancomer, S. A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

The following tables present additional fair value disclosure about plan assets and indicate their rank, in accordance with IFRS 13, as of December 31, 2019 and 2018:

	Fair value measurements as of December 31, 2019
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Cash and cash equivalents	Ps.	138,795	Ps.	—	Ps.	—	Ps.	138,795
Debt instruments		2,446,212		—		—		2,446,212

Total	Ps.	2,585,007	Ps.	—	Ps.	—	Ps.	2,585,007

	Fair value measurements as of December 31, 2018
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Cash and cash equivalents	Ps.	4,976,125	Ps.	—	Ps.	—	Ps.	4,976,125
Debt instruments		2,224,346		—		—		2,224,346

Total	Ps.	7,200,471	Ps.	—	Ps.	—	Ps.	7,200,471

As of December 31, 2019 and 2018, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2019	2018
Rate of increase in salaries	5.02%	5.02%
Rate of increase in pensions	4.00%	4.00%
Rate of increase in medical services	7.65%	7.65%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate (1)	7.53%	9.29%
Average length of obligation (years)	17.52	15.04

(1)

In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds denominated in pesos (Cetes and M bonds), as well as the flow of payments expected to cover contingent obligations.

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

The amounts recognized for long-term obligations for the years ended December 31, 2019 and 2018 are as follows:

	December 31,
Change in the liability for defined benefits	2019		2018
Liabilities defined benefit at the beginning of year	Ps.	13,224,926	Ps.	17,363,815
Present cost services		—		(18,085)
Charge to income for the year		2,164,866		2,885,875
Actuarial losses (gains) recognized in income due to:
Change in financial assumptions		5,007,261		(3,741,132)
Change in demographic assumptions		(245,829)		(751,052)
For experience during the year		(2,418,954)		(2,259,569)
Real interest, excluding earned interests *		264,917		125,485
Effect of the liability ceiling *		(30,638)		33,344
Adjustment to the Defined Contribution Plan *		(914)		—
Benefits paid		—		(2,980)
Transfer to the post-employment benefit fund recognized in other comprehensive income		—		(410,775)

Liabilities defined benefit at the end of year	Ps.	17,965,635	Ps.	13,224,926

*The concepts come from the valuation of PMI CIM´s liabilities.

The expected long-term benefit payments amount to Ps. 336,526.

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are:

•	The effect of an increase or decrease of one percentage point in the discount rate is a -17.02% increase or a 21.66% decrease, respectively, in defined benefit obligations.

•

The effect of an increase or decrease of one percentage point in the increase rate in medical services with respect to the cost and obligations related to medical services is a 8.52% increase or a -5.89% decrease, respectively, in defined benefit obligations.

•	The effect of an increase or decrease of one percentage point in the inflation is 0% in defined benefit obligations.

•	The effect of an increase or decrease of one percentage point in the wage is a 4.57% increase or a -4.04% decrease, respectively in defined benefit obligations.

The effects previously mentioned, were determined using the projected unit credit method which was the same used in the prior valuation.

	December 31,
	2019	2018
Rate of increase in salaries	5.02%	5.02%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate	7.53%	9.29%
Average length of obligation (years)	17.52	15.04

In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds denominated in pesos (Cetes and M bonds), as well as the flow of payments expected to cover contingent obligations.

NOTE 20.	PROVISIONS FOR SUNDRY CREDITORS

At December 31, 2019 and 2018, the provisions for sundry creditors and others is as follows:

	2019		2018
Provision for plugging of wells (Note 13)	Ps.	80,849,900	Ps.	84,050,900
Provision for trails in process (Note 27)		8,075,031		6,483,078
Provision for environmental costs		9,086,977		11,219,278

	Ps.	98,011,908	Ps.	101,753,256

The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells
	2019		2018
Balance at the beginning of the year	Ps.	84,050,900	Ps.	68,797,600
(Decrease) Increase capitalized in fixed assets		(2,826,003)		22,313,529
Unwinding of discount against income		3,318,384		(6,770,200)
Unrealized foreign exchange loss		(3,577,200)		(183,000)
Amount used		(116,181)		(107,029)

Balance at the end of the year	Ps.	80,849,900	Ps.	84,050,900

	Trials in progress
	2019		2018
Balance at the beginning of the year	Ps.	6,483,078	Ps.	7,812,689
Additions against income		1,901,930		1,194,547
Provision cancellation		(309,977)		(2,502,807)
Amount used		—		(21,351)

Balance at the end of the year	Ps.	8,075,031	Ps.	6,483,078

	Environmental costs
	2019		2018
Balance at the beginning of the year	Ps.	11,219,278	Ps.	11,067,134
Additions against income		4,745,835		1,390,838
Provision cancellation		(6,873,905)		(1,106,693)
Amount used		(4,231)		(132,001)

Balance at the end of the year(1)	Ps.	9,086,977	Ps.	11,219,278

(1)

PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. The period of execution of these works is not defined, as they are subject to the budgets that may be granted to PEMEX.

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

The decrease in the provision against fixed assets in 2019 corresponds to a decrease in the direct costs reported by the current contracts for the plugging of wells. For 2018, the discount rates used in 2018 compared to 2017 rates showed an increase in the national rate by an average of 12% and 11% on average for the U.S. dollar rate, resulting in a decrease in provision at the end of 2018 by Ps. 6,770,200.

Moreover, the time of plugging depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas. Well plugging of works will be carried out as follows:

Year	Amount
2020	Ps.	3,102,131
2021		4,252,905
2022		6,247,100
2023		4,031,808
2024		5,687,936
More than 5 years		57,528,020

Total	Ps.	80,849,900

NOTE 21.	INCOME TAXES AND DUTIES

The Ley de Ingresos sobre Hidrocarburos (“Hydrocarbons Revenue Law”) was published in the Official Gazette of the Federation on August 11, 2014, and came into effect, on January 1, 2015. The Hydrocarbons Revenue Law sets forth the fiscal regime for Petróleos Mexicanos applicable to the assignments and the contracts that were established on such date. Likewise, every year the Federal Revenue Law is published in the Official Gazette of the Federation and includes specific regulations for Petróleos Mexicanos and the Subsidiary Entities.

Tax regime applicable to Assignments

The tax regime applicable to the exploration and production for the assignments granted to PEMEX by the Mexican Government includes the following taxes and duties:

a.	Derecho por la Utilidad Compartida “DUC” (Profit-sharing Duty).

As of January 1, 2015, Pemex Exploration and Production is obligated to pay a Profit-sharing Duty.

As of January 1, 2019 and 2018, the applicable rate of this duty was 65.00% and 66.25% respectively. The computation of this duty is based on the excess of the value of hydrocarbons produced during the fiscal year (including self-consumption, shrinkage and burning), minus certain permitted deductions by the Hydrocarbons Revenue Law, including part of the investments and some costs, expenses and duties. Pursuant to the Hydrocarbons Revenue Law, this duty has been decreased on an annual basis. As of January 1, 2020, this duty was set at 58.00%.

During 2019, this duty was Ps. 343,242,476 from annual payments presented on March 10, 2020 paid as follows: Ps. 347,515,447, in monthly installment payments, resulting in a favorable balance of Ps. 4,272,971, presented in accounts receivable, net line item in the statement of financial position.

During 2018, this duty totaled Ps. 443,294,170 from annual payments presented on March 25, 2019 paid as follows: Ps. 443,785,240, in monthly installment payments and a favorable balance amounting to Ps. 491,070, presented in accounts receivable, net line item in the statement of financial position.

The accounting result differs from the tax result mainly due to differences in depreciation, non-deductible expenses and others. Such differences generate a deferred DUC.

Total DUC and other as of December 31, 2019, 2018 and 2017 are integrated as follows:

	2019		2018		2017
DUC	Ps.	343,242,476	Ps.	443,294,170	Ps.	372,902,629
DUC from prior years		(39)		14,883		2,095,429
Other		—		446,464		260,775
Deferred DUC expense (benefit)		29,570,063		26,178,078		(37,214,624)

Total DUC and other	Ps.	372,812,500	Ps.	469,933,595	Ps.	338,044,209

The principal factors generating the deferred DUC are the following:

	2019		2018
Deferred DUC asset:
Tax credits	Ps.	546,317,620	Ps.	577,278,473

Deferred Profit-sharing duty liability:
Wells, pipelines, properties, plant and equipment		(151,479,977)		(288,913,978)

Deferred DUC asset net		394,837,643		288,364,495
Unrecognized Deferred DUC		(385,719,590)		(249,676,378)

Net, deferred DUC asset	Ps.	9,118,054	Ps.	38,688,117

Deferred income taxes not recognized

The expected expense for DUC is different from that which would result from applying the 65.00% rate to the tax base, as a result of the items mentioned below:

	2019		2018		2017
Expected expense:	Ps.	43,432,712	Ps.	307,269,035	Ps.	127,436,912
Increase (decrease) resulting from:
Expected benefit contract		(4,948,542)		(5,797,144)		—
Duties from prior year		(26)		9,860		—
Non-cumulative profit(1)		(1,130,442,995)		(593,158,584)		(514,780,219)
Non-deductible expenses(1)		1,091,958,851		291,676,831		387,343,306
Production value		495,394,906		610,206,103		518,433,469
Deductible duties		(39,891,325)		(55,005,397)		(39,503,110)
Deferred DUC reserve		—		—		(48,689,612)
Deferred DUC expense		29,570,063		26,178,078		—
Deductions cap		(112,261,105)		(111,906,534)		(94,552,741)
DUC from prior years		(39)		14,883		2,095,429
Other		—		446,464		260,775

DUC-Profit-sharing duty expense	Ps.	372,812,500	Ps.	469,933,595	Ps.	338,044,209

(1)	For 2019, fluctuations changes are included which have no effect on the determination of the DUC.

On August 18, 2017, the Official Gazette of the Federation published a decree, granting tax benefits for extraction activities in assignments with mature and / or marginal fields, substantially increasing the percentage of costs, expenses and investments that PEMEX could deduct for purposes of calculating the DUC. As a result, PEMEX received a tax benefit of Ps. 8,677,891, Ps. 11,110,177 and Ps. 7,769,915, as of December 31, 2019, 2018 and 2017, respectively.

On May 24, 2019, the Official Gazette of the Federation published a decree, granting tax benefits through the application of higher deduction limits on concepts such as costs, expenses and investments stated in the Hydrocarbons Revenue Law on the DUC assessment in assignments other than those applied in the previous paragraph. As a result, PEMEX received a tax benefit of Ps. 17,110,177 as of December 31, 2019.

b.	Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty).

This duty is to be calculated using a rate based on a formula applicable to each type of hydrocarbon, the volume of production and utilizing the relevant market price for hydrocarbons in U.S. Dollars.

During 2019 Pemex Exploration and Production made payments of Ps. 61,371,269, which are included in the cost of sales line item.

c.	Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty).

Pemex Exploration and Production as “assignee” must make monthly payments for this duty, which rates for 2019 were 1,355.82 pesos per square kilometer of non-producing areas. After 60 months, this tax increases to 3,242.17 pesos per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index.

During 2019, Pemex Exploration and Production made payments under this duty, totaling Ps. 1,049,713, which are included in the cost of sales line item.

d.	Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Exploration and Extraction Hydrocarbons Duty).

The assignments granted by the Mexican Government create a tax on the exploration and extraction activities carried out in the corresponding area. The monthly tax paid during the exploration phase and until the extraction phase begins is 1,768.45 pesos per square kilometer. During the extraction phase, the monthly tax from the start of the extraction phase and until the assignment ends is 7,073.83 pesos per square kilometer. During 2019 payments for this tax amounted Ps. 4,421,537, which are included in the cost of sales line item.

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

During the exploration phase of an exploration and extraction contract, the Mexican Government is entitled to collect a monthly payment of 1,355.82 pesos per square kilometer of non-producing areas. After 60 months, this fee increases to 3,242.17 pesos per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the national consumer price index.

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

Contracts for exploration and extraction granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of 1,768.45 pesos per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax 7,073.83 pesos per square kilometer is payable from the starting date until the relevant contract for exploration and extraction is terminated.

Other applicable taxes

The Subsidiary Entities are subject to the Income Tax Law and the Value Added Tax Law. Pemex Industrial Transformation is also subject to the Special Tax on Production and Services (IEPS Tax).

2019 indirect taxes are as listed below:

a.	IEPS Tax

IEPS Tax on the sale of automotive fuels: This is a tax imposed on domestic sales of automotive fuels, including gasoline and diesel, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2018 were: 4.81 pesos per liter of Magna gasoline; 4.06 pesos per liter of Premium gasoline and 5.28 pesos per liter of diesel. This fee is updated annually according to inflation and adjusted monthly by the tax authorities.

IEPS Tax to benefit Mexican states and municipalities: This tax is a quota on domestic sales of automotive fuels, including gasoline and diesel, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2019 were 42.43 cents per liter of Magna gasoline, 51.77 cents per liter of premium gasoline and 35.21 cents per liter of diesel. This rate is updated annually with inflation. The funds raised by this quota are allocated to the states and municipalities as provided in the Tax Coordination Law.

IEPS Tax on Fossil Fuels: This tax is a quota on the internal sales of fossil fuels, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2019 were 7.26 cents per liter for propane, 9.40 cents per liter for butane, 12.74 cents per liter for jet and other fuel, 15.22 cents per liter for turbosine and other kerosene, 15.46 cents per liter for diesel, 16.50 cents per liter for fuel oil and Ps. 19.15 per ton for petroleum coke. This rate is updated annually according to inflation.

b.	Value Added Tax (“VAT”)

For VAT purposes, final monthly payments are determined based on PEMEX’s cash flow, in accordance with the provisions of the Value Added Tax Law, applicable to payers of this tax. The general rate to be applied is 16%. Certain activities with incentives will have the rate of 0%.

Beginning on January 1, 2019, a new Decree of fiscal incentives applies to the northern border region, which consists of a credit equivalent to 50% of the general rate, applicable directly at the time of the sale or service. This incentive is applicable in 6 states in the northern border region and includes 43 municipalities in those states.

Petróleos Mexicanos and its Subsidiary Entities apply this tax benefit for the operations they carry out within the municipalities of the States included in the Decree.

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

For the years ended December 31, 2019, 2018 and 2017, Petróleos Mexicanos and its Subsidiary Companies incurred the following income tax expense (benefit):

	2019		2018		2017
Current income tax	Ps.	4,247,998	Ps.	3,109,971	Ps.	3,546,912
Deferred income tax		(33,237,010)		(11,465,343)		(9,334,064)

Total	Ps.	(28,989,012)	Ps.	(8,355,372)	Ps.	(5,787,152)

Income tax REFIPRE (Preferent Fiscal Regime) from PMH HBV dividends	Ps.	—	Ps.	—	Ps.	722,984

As of December 31, 2019 and 2018, the deferred income tax asset net of Pemex Industrial Transformation and Pemex Exploration and Production has not been recognized because it is estimated that not enough taxable income will be generated in future periods.

Income taxes non-recognized

	Tax effect
	2019		2018
Assets
Provisions	Ps.	181,119,082	Ps.	161,103,132
Properties, plant and equipment		6,736,006		17,825,338
Tax loss carryforwards		588,208,624		489,166,032

Total assets	Ps.	776,063,712	Ps.	668,094,502
Liabilities
Well, pipelines, properties, plant and equipment	Ps.	127,849,064	Ps.	159,942,782
Other		584,711		1,072,383

Total liabilities		128,433,775		161,015,165

Total assets, net	Ps.	647,629,937	Ps.	507,079,337

The principal factors generating the deferred income tax are the following:

	2018		Recognized in profit and loss		Recognized in OCI		2019
Deferred income tax asset:
Provisions	Ps.	8,836,693	Ps.	43,491	Ps.	—	Ps.	8,880,184
Employee benefits provision		40,314,749		17,362,550		10,613,057		68,290,356
Advance payments from clients		35,807		269,193				305,000
Accrued liabilities		611,652		1,489,359				2,101,011
Reserve due to depreciation of inventories		982,228		(792,477)				189,751
Non-recoverable accounts receivable		763,924		(54,596)				709,328
Derivative financial instruments		29,674		106,586				136,260
Wells, pipelines, properties and equipment		11,862,776		(3,791,206)				8,071,570
Tax loss carry-forwards(1)		20,659,110		17,768,533				38,427,643

Total deferred income tax asset		84,096,613		32,401,433		10,613,057		127,111,103
Deferred income tax liability:
Wells, pipelines, properties, plant and equipment		(2,630,597)		1,015,893				(1,614,704)
Other		(1,881,715)		(180,316)				(2,062,031)

Total deferred income tax liability		(4,512,312)		835,577				(3,676,735)
Net long-term deferred income tax asset	Ps.	79,584,301	Ps.	33,237,010	Ps.	10,613,057	Ps.	123,434,368

	2017		Recognized in profit and loss		Recognized in OCI		2018
Deferred income tax asset:
Provisions	Ps.	7,110,665	Ps.	1,726,028	Ps.	—	Ps.	8,836,693
Employee benefits provision		47,086,457		2,181,696		(8,953,404)		40,314,749
Advance payments from clients		42,208		(6,401)		—		35,807
Accrued liabilities		744,865		(133,213)		—		611,652
Reserve due to depreciation of inventories		—		982,228		—		982,228
Non-recoverable accounts receivable		739,748		24,176		—		763,924
Derivative financial instruments		79,255		(49,581)		—		29,674
Wells, pipelines, properties and equipment		3,990,113		7,872,663		—		11,862,776
Tax loss carry-forwards(1)		21,532,979		(873,869)		—		20,659,110

Total deferred income tax asset		81,326,290		11,723,727		(8,953,404)		84,096,613
Deferred income tax liability:
Wells, pipelines, properties, plant and equipment		(3,443,618)		813,021		—		(2,630,597)
Other		(810,310)		(1,071,405)		—		(1,881,715)

Total deferred income tax liability		(4,253,928)		(258,384)		—		(4,512,312)

Net long-term deferred income tax liability	Ps.	77,072,362	Ps.	11,465,343	Ps.	(8,953,404)	Ps.	79,584,301

(1)	Tax loss carryforwards expire in 2029.

Expense attributable to the profit (loss) from continuing operations before income taxes was different from that which would result from applying the 30% rate to profit, as a result of the items listed below:

	For the years ended December 31,
	2019		2018		2017
Expected income tax expense	Ps.	3,707,023	Ps.	(41,316,168)	Ps.	(20,055,588)
Increase (decrease) resulting from:
Tax effect of inflation-net		6,487,844		11,742,346		14,302,118
Difference between accounting and tax depreciation		(5,290,734)		(3,359,548)		(3,713,920)
Unrecognized Deferred tax asset(1)		—		21,885,731		—
Impairment reserve for deferred taxes		(24,189,922)		—		—
Retirement benefits		(10,698,848)		—		—
Non-deductible expenses		4,826,745		1,781,012		1,954,659
Others-net		(3,831,120)		911,255		1,725,579

Income tax benefit	Ps.	(28,989,012)	Ps.	(8,355,372)	Ps.	(5,787,152)

(1)	Due to the fact that the circumstances to evaluate the recovery of the tax benefit from pending tax losses to be amortized in Pemex Logistics improved in 2019, a deferred asset was recognized.

As of December 31, 2019 and 2018, the net accumulated effect of actuarial gains and losses on deferred tax was Ps. 19,347,685 and Ps. 8,734,628, respectively. In addition, as of December 31, 2019 and 2018, the deferred tax effect of actuarial gains and losses is presented in comprehensive (loss) income in the amounts of Ps.10,613,057 and Ps. (8,953,404), respectively.

NOTE 22.	EQUITY (DEFICIT)

a.	Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

On August 3, 2016, the Mexican Government issued Ps. 184,230,586 in exchange for a Ps. 50,000,000 non-negotiable promissory note in favor of Petróleos Mexicanos on December 24, 2015, for the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its Subsidiary Entities which was recognized as a Ps. 135,439,612 increase in equity. The Ps. 135,439,612 increase in equity was the result of the Ps. 184,230,586 value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which Petróleos Mexicanos received the promissory notes (see Note 15-A).

On September 11, 2019, Petróleos Mexicanos received Ps. 122,131,000 in Certificates of Contribution “A” from the Mexican Government to help improve PEMEX’s financial position.

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2017	Ps.	356,544,447
Increase in Certificates of Contribution “A” during 2018		—

Certificates of Contribution “A” as of December 31, 2018		356,544,447
Increase in Certificates of Contribution “A” during 2019		122,131,000

Certificates of Contribution “A” as of December 31, 2019	Ps.	478,675,447

b.	Mexican Government contributions

During 2019 and 2018 there were no Mexican Government contributions apart from Certificates of Contribution “A” as of December 31, 2019.

c.	Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

During 2019 and 2018, there were no changes to the legal reserve.

d.	Accumulated other comprehensive income (loss)

As a result of the discount rate analysis related to employee benefits liability, for the period ended December 31, 2019, PEMEX recognized net actuarial losses in other comprehensive income (loss) net of deferred income tax for Ps. 309,334,500, related to retirement and post-employment benefits as a result of a decrease in the discount rates. Furthermore, for the period ended December 31, 2018, PEMEX recognized net actuarial gains in other comprehensive income (loss) net of deferred income tax for Ps. 222,545,556, related to retirement and post-employment benefits as a result of an increase in the discount rates.

e.	Accumulated deficit from prior years

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

f.	Uncertainty related to Going concern

The consolidated financial statements have been prepared on a going concern basis.

Facts and conditions

During 2019, 2018 and 2017, PEMEX recognized a net loss of Ps. 347,911,084, Ps. 180,419,837 and Ps. 280,850,619, respectively. In addition, as of December 31, 2019 PEMEX had a negative equity of Ps. 1,997,208,362, mainly due to continuous net losses, and a negative working capital of Ps. 211,651,257 as of December 31, 2019.

PEMEX also has substantial debt, incurred mainly to finance investments needed to carry out its operations. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fund its operations and investment programs. As a result, PEMEX’s indebtedness has increased significantly, and its working capital has decreased. Additionally, the recent significant crude oil price drop, which started in March 2020 and the negative economic impact as a result of the current global health crisis caused by the Covid-19 pandemic have negatively impacted PEMEX’s financial performance (see Note 28).

PEMEX’s revenues have decreased both from the decline in crude oil prices and from a decrease in the demand of petroleum products.

In March and April 2020, certain ratings agencies downgraded PEMEX’s credit rating. Most recent credit downgrades have been mainly driven by the effects of Covid-19 and the associated reduced economic activity, as well the low crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating. These downgrades could have an impact on PEMEX’s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2020 (see Note 28).

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2020 authorized PEMEX to have a negative financial balance budget of Ps. 62,623,500. This shortfall does not consider payments of principal of PEMEX’s debt due in 2020.

In addition, PEMEX estimates that the drop in crude oil prices, the lower economic activity caused by the Covid-19 pandemic and the volatility of the foreign exchange rates, will increase the negative financial balance for 2020. This additional negative financial balance reflects efforts to mitigate the impact of the adverse conditions through a reduction of PEMEX’s capital expenditures for exploration and productions activities by approximately Ps. 40,500,000, its operating expenses by approximately Ps. 5,000,000, and a Ps. 65,000,000 tax benefit granted by the Mexican Government, by offsetting DUC payments up to such amount.

PEMEX has short- term debt principal maturities of Ps. 211,491,554, as of December 31, 2019.

PEMEX is carrying out the following actions, among others, to preserve liquidity:

In order to satisfy its short-term debt obligations, in January 2020 PEMEX issued notes and bonds in the international markets for a total of U.S.$ 5,000,000 and conducted a liability management program (debt restructuring plan). Additionally, PEMEX has the capacity to refinance its short-term debt maturities through direct and revolving bank credit facilities and loans guaranteed by export credit agencies.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020 (“Revenue Law for 2020”) also authorized PEMEX a net additional indebtedness up to Ps. 34,875,000, which is considered as public debt by the Mexican Government and may be used to partially cover its negative financial balance. This indebtedness may arise from available credit lines and other financing sources. If necessary, PEMEX has Ps. 177,396,740 (U.S. $7,450,000 and Ps. 37,000,000) in available credit lines in order to provide liquidity, subject to the authorized net indebtedness.

PEMEX is currently working on a strategy for savings from better negotiation of current and future contracts, for obtaining revenues from its crude price oil hedge program of its Mexican crude oil production and alternative financing mechanisms that do not constitute public debt, in order to improve its financial condition.

PEMEX believes it has the capacity to comply with its payments obligations and its operating continuity, however, PEMEX’s future cash flows are uncertain, and certain events are outside of its control. Any adverse impact from sustained decrease in crude oil prices below the budgeted average price for 2020 and from the slow-down of the economy would have an adverse impact on PEMEX’s results of operation, cash flows and may require it to consider additional actions to address the shortfalls. The combined effect of the above-mentioned events indicates the existence of significant doubt about PEMEX’s ability to continue as a going concern.

On July 15, 2019, the Board of Directors of Petróleos Mexicanos approved PEMEX’s business plan for 2019 through 2023 (the “2019-2023 Business Plan”). The 2019-2023 Business Plan describes goals such as modernizing the company, improving its competitiveness and guaranteeing its financial viability in the short, medium and long-term.

The 2019-2023 Business Plan describes measures intended to address the main structural problems of the company: its high tax burden, its debt and low investment.

PEMEX continuously monitors and updates its 2019-2023 Business Plan. PEMEX is currently reviewing this plan to assess the impact that the March 2020 drop in crude oil prices and the Covid-19 pandemic will have on the business plan. Even though these events will impact PEMEX’s 2020 results of operations and investment activity (see Note 28), PEMEX is committed to the above detailed actions of its 2019-2023 Business Plan.

On the other hand, PEMEX conducted liability management programs (debt restructuring plan) during 2019 and at the beginning of 2020 that improved its debt profile, from U.S. $8,700,000 to U.S. $6,300,000 and improved PEMEX’s liquidity for 2020 and future years.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

PEMEX prepared its consolidated financial statements as of December 31, 2019 and 2018 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

g.	Non-controlling interest

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

On December 17, 2018, PEMEX exercised its option to purchase all shares of Pemex Finance Ltd., and as of December 31, 2019 and 2018, this company is no longer presented as a “non-controlling interest”.

Similarly, because PEMEX does not currently own all of the shares of PMI CIM, HJ BARRERAS and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

As of December 31, 2019 and 2018, non-controlling interest represented losses of Ps. 141,793 and gains of Ps. 477,118 , respectively, in PEMEX’s equity (deficit).

NOTE 23.	COST AND EXPENSES BY NATURE

Cost and expenses by nature for each of the years ended December 31, 2019, 2018 and 2017, was as follows:

	2019		2018		2017
Purchases	Ps.	600,657,759	Ps.	756,867,203	Ps.	581,355,161
Depreciation of wells, pipelines, properties, plant and equipment, depreciation of rights of use and amortization of intangible assets		145,159,657		153,382,040		156,704,513
Net periodic cost of employee benefits		116,176,949		114,621,614		108,073,075
Personnel services		101,252,318		104,284,007		94,470,130
Unsuccessful wells		76,279,192		15,443,086		6,164,624
Exploration and Extraction Hydrocarbons Duty and taxes		67,106,181		88,145,519		63,900,374
Maintenance		65,640,388		48,562,536		48,011,036
Raw materials and spare parts		22,729,422		16,850,075		19,165,103
Auxiliary services with third-parties		19,492,638		23,675,019		21,924,327
Exploration expenses		12,764,473		13,048,078		6,562,463
Other operation taxes and duties		10,942,558		12,248,474		9,900,726
Other operating costs and expenses		12,711,674		16,672,534		1,755,170
Integrated Contracts		9,947,983		8,015,606		15,378,544
Insurance		5,821,020		5,647,101		4,948,610
Losses from fuels subtraction (1)		4,644,846		39,439,107		22,945,447
Freight		3,197,421		3,525,843		10,317,132
Inventory variations		1,063,678		(62,237,591)		(25,542,431)

Total cost of sales and general expenses	Ps.	1,275,588,157	Ps.	1,358,190,251	Ps.	1,146,034,004

(1)

In accordance with Resolution RES / 179/2017, issued by the ERC, losses from fuels subtraction are losses outside the scope of the contemplated operating costs as a result of various illicit actions, including the theft of and illicit market in fuels.

Pemex Logistics is responsible for distributing hydrocarbons through the pipelines, preserving their quality and delivering them from the point of reception to the user at the point of destination. Pemex Logistics determines the volume of missing hydrocarbons through monthly calculations.

NOTE 24.	OTHER REVENUES AND OTHER EXPENSES

Other revenues and expenses-net for each of the years ended December 31, 2019, 2018 and 2017, was as follows:

a)	Other revenues

	2019		2018		2017
Revenues from reinsurance premiums	Ps.	4,869,266	Ps.	3,615,907	Ps.	1,986,568
Other income for services		1,994,572		3,786,253		4,720,546
Claims recovery		2,687,258		3,979,698		16,386,250
Other		3,418,551		7,525,714		4,277,207
Bidding terms, sanctions, penalties and other		1,503,437		630,365		825,956
Franchise fees		389,730		1,125,339		917,934
Gain on sale of fixed assets		77,633		1,850,052
Participation rights(1)		—		14,165,042		—
Sale of fixed assets by bidding(2)		—		3,301,653		—
Price of sale share		—		1,262,987		3,139,103
Cash distributions		—		274,621		—

Total other revenues	Ps.	14,940,447	Ps.	41,517,631	Ps.	32,253,564

b)	Other expenses

	2019		2018		2017
Transportation and distribution of natural gas	Ps.	(5,735,145)	Ps.	(12,600,191)	Ps.	(8,447,031)
Other		(1,280,841)		(5,348,666)		(7,927,150)
Claims		(173,414)		(474,299)		(3,640,036)
Transportation and distribution of natural gas		(22,291)		(41,964)		(6,652,878)
Loss in the sale of associates		—		—		(412,393)

Total other expenses	Ps.	(7,211,691)	Ps.	(18,465,120)	Ps.	(27,079,488)

(1)	Relates to rights receivable of EECs, for which the operators of the EECs guarantee their participation in such contracts.
(2)	Relates mainly to exploration and production fixed assets.

NOTE 25.	RELATED PARTIES

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

Main operations identified by PEMEX with this kind of directors and officers are as follows:

Mr. Manuel Bartlett Díaz, Chief Executive Officer of CFE, was appointed member of the Board of Directors of Petróleos Mexicanos in December 2018. CFE has executed several purchase agreements with Pemex Industrial Transformation. During 2019, CFE acquired the following products from Pemex Industrial Transformation:

Product	2019
Heavy fuel oil	Ps.	(23,028,554)
Industrial diesel		(7,248,091)
Freights		(11,772)
Natural Gas		(1,135,644)
Fuel oil		(562,289)
Transport of natural gas		(483,579)

Total	Ps.	(32,469,929)

As of December 31, 2019, CFE owed Pemex Industrial Transformation a total amount of Ps. 870,147.

A.	Compensation of Directors and Officers

For the years ended December 31, 2019, 2018 and 2017, the aggregate compensation of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 30,988, Ps. 51,188 and Ps. 50,749, respectively. Retirement and former employee benefits are granted as described in Note 19. Except in the case of the professional members, with respect to the previous Board of Directors of Petróleos Mexicanos and the boards of directors of the existing Subsidiary Entities, and the independent members, with respect to the new Board of Directors of Petróleos Mexicanos, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2019, 2018 and 2017 to the professional members of the previous Board of Directors of Petróleos Mexicanos and boards of directors of the existing Subsidiary Entities was approximately Ps. 5,985, Ps. 8,878, and Ps. 7,525, respectively.

B.	Salary Advances

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers’ Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Empresas Productivas Subsidiarias (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. As of December 31, 2019, there was no outstanding amount of salary advances to executive officers. The amount of salary advances outstanding to executive officers at December 31, 2018 was Ps. 2,069. The amount of salary advances outstanding to executive officers at March 31, 2020 was Ps. 453.

NOTE 26.	COMMITMENTS

A.

PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

B.

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2019 and 2018, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 35,718,401 and Ps. 42,295,796, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right or the obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2020	Ps.	4,465,691
2021		4,767,534
2022		4,786,926
2023		4,804,471
2024		4,836,432
2025 and thereafter		12,057,347

Total	Ps.	35,718,401

C.	As of December 31, 2019, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken.

As of December 31, 2019 and 2018, the estimated value of these contracts was as follows:

Maturity	2019		2018
Up to 1 year	Ps.	1,251,543	Ps.	4,461,048
1 to 3 years		1,610,152		1,525,043
4 to 5 years		426,886		1,496,380
More than 5 years		—		2,518,017

Total	Ps.	3,288,581	Ps.	10,000,488

D.

As of December 31, 2019 and 2018, the estimated value of the contracts that PEMEX has entered into with several contractors for the development of various infrastructure and services works was as follows:

Maturity	2019		2018
Up to 1 year	Ps.	104,584,602	Ps.	105,856,669
1 to 3 years		325,674,623		192,105,937
4 to 5 years		43,984,437		15,811,930
More than 5 years		147,488,082		65,810,305

Total	Ps.	621,731,744	Ps.	379,584,841

NOTE 27.	CONTINGENCIES

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

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2019, and December 31, 2018, PEMEX had accrued a reserve of Ps. 8,075,031, and Ps.6,483,078, respectively, for these contingent liabilities.

As of December 31, 2019, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•

On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019 a judgment was issued by the Second Section of the Superior Court in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (Third Administrative Joint Court of the First Circuit). As of the date of these financial statements, a final resolution is still pending.

•

On July 8, 2011, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Chief Executive Officer of Petróleos Mexicanos and the Chief Executive Officer of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (“Hidalgo-Mexico Second Regional Court”) of the Tax Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation for the cancellation of its alleged petroleum rights concessions and damages for up to Ps.1,552,730. On August 20, 2014, the proceeding was sent to the Segunda Sección de la Sala Superior (“Second Section of the Superior Court”) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04). On September 20, 2018, the Superior Court ruled that the plaintiff did not provide evidence to support its claim. The plaintiff filed an amparo (D.A. 731/2018) against this resolution and Pemex Exploration and Production filed its response. On May 17, 2019, the Décimo Noveno Tribunal Colegiado en Materia Administrativa del Primer Circuito (Nineteenth Administrative Joint Court of the First Circuit) issued a judgment requesting the Supreme Court to attract this claim, which was denied on September 4, 2019 and the claim was sent back to the Joint Court. On December 12, 2019, the amparo was denied. As of the date of these financial statements, a final resolution is still pending.

•

On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (“SUBSEA 7”) seeking U.S. $153,000 related to additional expenses in connection with pipelines construction contracts (No. 420832856 and 420833820). On January 5, 2018 Pemex Exploration and Production filed a response to the arbitration request and its counterclaim. On September 14, 2018, the defendant received the claim briefs including documentation and related evidence and the amount sought under this claim was increased to U.S. $310,484. On January 4, 2019, Pemex Exploration and Production file a response to the claim. On February 14, 2019, SUBSEA 7 filed its reply. In June 2019, a hearing was held and on October 4, 2019 the parties filed their pleadings. As of the date of these financial statements a final resolution is still pending.

•

On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S. $12.82 and to have the settlement certificate dated March 22, 2017 related to services agreement declared null and void. On May 16, 2019, the Second Section of the Superior Court issued a judgment in favor of Pemex Exploration and Production. On July 1, 2019, the Décimo Primer Tribunal Colegiado en Materia Administrativa (Eleventh Administrative Joint Court) admitted an amparo (no. 399/2019) filed by the plaintiffs. On August 8, 2019, the defendant filed its pleadings. As of the date of these financial statements, a final resolution is still pending.

•

In March 2018, Pemex Drilling and Services (now Pemex Exploration and Production) was summoned before the International Centre for Dispute Resolution of the American Arbitration Association in connection with an arbitration claim (No. 01-18-0001-1499) filed by Loadmaster Universal Rigs, Inc., Loadmaster Drilling Technologies, LLC, Ulterra Drilling Technologies Mexico, S.A. de C.V. and Kennedy Fabricating, LLC seeking U.S. $139,870 in connection with the construction and acquisition of two modular drilling equipment for approximately U.S. $139,870. On June 6, 2018, the plaintiffs responded to the counterclaim filed by Pemex Drilling and Services. On September 28, 2018, Pemex Drilling and Services filed a motion rejecting the arbitration jurisdiction. On December 19, 2018, the parties exchanged documentation. On February 11, 2019 the plaintiffs filed their first brief. On March 29, 2019 the defendants filed its response. On April 29, 2019 the plaintiffs filed their second brief. On June 17, 2019, the defendants filed their rejoinders. A hearing was held in September in Mexico City. On October 23, 2019, the parties filed their final pleadings. As of the date of these financial statements, a final resolution is still pending.

•

On February 6, 2019, the Sala Regional del Golfo Norte (North Gulf Regional Court) of Federal Court of Justice for Tax and Administrative Matters summoned Pemex Drilling and Services (now Pemex Exploration and Production) in connection with a claim (752/17-18-01-7) filed by Micro Smart System of Mexico, S. de R.L. de C.V., challenging a settlement statement dated March 14, 2017 related to a works contract number 424049831 dated December 9, 2009, seeking the payment of: U.S. $240,448 for work performed and U.S. $284 for work estimates. On May 18, 2019, a response to this claim was admitted and evidence was filed by the defendant (Pemex Exploration and Production), which were rejected by the plaintiff on May 24, 2019. On July 1, 2019, the Superior Court was instructed to review the claim. On September 24, 2019, the plaintiff flied its pleadings. On October 22, 2019, the complete file of this claim was sent to the Superior Court for its review. As of the date of these financial statements, a final resolution is still pending.

•

On October 18, 2019, the Sala Regional Peninsular (Regional Peninsular Court) of the Tribunal Federal de Justicia Administrativa (Federal Justice Administrative Court) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim (91/19-16-01-9) filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void and seeking U.S. $137.3 for among others, expenses and related damages. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. As of the date of these financial statements, a resolution from the Court admitting this response is still pending.

•

Tech Man Group, S.A. de C.V. filed an administrative claim (7804/18-17-09-8) against Pemex Industrial Transformation seeking Ps. 2,009,598 for, among other things, payment of expenses and penalties in connection with a public works contract (CO-OF-019-4008699-11) before the Federal Justice Administrative Court. On June 25, 2019, a response was filed by the defendant (Pemex Industrial Transformation) as well as a motion against the admission of the claim, which was accepted. On October 2, 2019, the opinion of the accounting and construction experts submitted by the defendant was filed. As of the date of these financial statements, an accounting opinion to be issued by an independent expert, requested on December 11, 2019, is still pending.

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

Additionally, Pemex Logistics has granted the following corporate guarantees in connection with the exploration and extraction contracts entered into Pemex Exploration and Production, as required by the NHC:

•	Exploration and extraction of hydrocarbons under the deep-water license modality, Trión field (Tender CNH-A1-TRION / 2016), of U.S. $4,000,000.

•	Exploration and extraction of the contract area 3 Cinturón plegado perdido (Tender CNHR01- L04 / 2015), of U.S. $3,333,000.

•	Extraction of hydrocarbons under shared production contract of the Ek-Balam fields, of U.S. $5,000,000.

•	Extraction of hydrocarbons in contractual area Santuario and El Golpe 3 field, of U.S. $320,000.

•	Exploration and extraction of hydrocarbons under shared production contract, contractual area 2 Tampico-Misantla, of U.S. $1,250,000.

•	Exploration and extraction of hydrocarbons under shared production contract, contractual area 8 Cuencas del Sureste, of U.S. $1,250,000.

Exploration and extraction of hydrocarbons shared production contract, assignment AE-0398-Mission of U.S. $255,000.

•	Extraction of hydrocarbons under license agreement, Ogarrio field of U.S. $250,000.

•	Extraction of hydrocarbons under license agreement, Cárdenas and Mora fields, of U.S. $250,000.

•	Exploration and extraction of hydrocarbons under the deep-water license modality, contractual area 2 Perdido, of U.S. $2,500,000.

•	Exploration and extraction of hydrocarbons under the deep-water license modality, contractual area 5 Perdido, of U.S. $5,000,000.

•	Exploration and extraction of hydrocarbons under the deep-water license modality, contractual area 18 Cordilleras Mexicanas, of U.S. $5,000,000.

•	Exploration and extraction of hydrocarbons under shared production contract contractual area 22 Cuenca Salina, of U.S. $1,375,000.

•	Contractual area 16 Tampico-Misantla, Veracruz, of U.S. $1,000,000.

•	Contractual area 17 Tampico-Misantla, Veracruz, of U.S. $1,000,000.

•	Contractual area 18 Tampico-Misantla, Veracruz, of U.S. $2,000,000.

•	Contractual area 29 Cuencas del Sureste, of U.S. $2,500,000.

•	Contractual area 32 Cuencas del Sureste, of U.S. $1,250,000.

•	Contractual area 33 Cuencas del Sureste, of U.S. $1,250,000.

•	Contractual area 35 Cuencas del Sureste, of U.S. $1,250,000.

•	Contractual area Ébano, of U.S. $225,000.

•	Contractual area AE-0388-M-Miquetla (for conventional and non-conventional on-shore license en zonas) of U.S. $245,000.

Certain other Subsidiary Entities have also granted guarantees and other contingencies.

Total guarantees granted to Pemex Exploration and Production amounted to U.S. $40,503,000, equivalent to Ps. 763,287,136 as of December 31, 2019.

PEMEX considers the probability it needs to make a disbursement of cash, for the guarantees granted and in effect as of December 31, 2019 remote.

NOTE 28. SUBSEQUENT EVENTS

During the period from January 1 to May 6, 2020, the following subsequent events have occurred.

A.	Decline in international crude oil prices

On March 6, 2020, The Organization of the Petroleum Exporting Countries (“OPEC”), led by Saudi Arabia, Russia and other group of petroleum producers, did not come to an agreement to reduce crude oil production in order to support crude oil prices, which resulted in a significant drop in global crude oil prices.

On March 11, 2020, the World Health Organization declared the Covid-19 outbreak a pandemic. Governments across the world have instituted measures to address the pandemic, including mandatory quarantines, social distancing guidelines, travel restrictions and declaration of health emergencies. The effects of the Covid-19 virus have led to a worldwide economic slowdown, and as a result there has been a decrease in global demand for crude oil and derivatives.

On April 12, 2020, OPEC and other non-OPEC oil exporting countries, including, among others, Mexico and Russia, reached an agreement to reduce world crude oil supply. Pursuant to this agreement, these countries, which are known as OPEC+, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico has agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020.

PEMEX prepared its budget for 2020 based on a Mexican crude oil basket price of U.S. $49.00 per barrel and contracted financial derivative instruments to hedge PEMEX’s risk exposure to declines in the price of Mexican crude oil price, when it falls below the average price of U.S. $49.00, up to a floor of U.S. $44.00 per barrel.

Taking into consideration the conditions described above, PEMEX’s budget deficit may increase for the year 2020. PEMEX is taking certain actions to face this deficit, such as reducing its capital expenditures by Ps. 40,500,000, decreasing operating expenses that do not hazard its operating capabilities by Ps. 5,000,000, decreasing non-strategic projects and focusing instead on more profitable ones, as well as the implementation and development of alternative financing mechanisms that do not constitute public debt.

On April 21, 2020, the Mexican Government granted through a President’s decree a tax benefit for PEMEX equal to Ps. 65,000,000 for 2020, consistent on a fiscal credit applicable to the DUC up to such amount.

B.	Decrease in the demand of petroleum products

As a result of the Covid-19 pandemic, on March 24, 2020 the Mexican Government, through the Secretaría de Salud (Mexican Ministry of Health), implemented actions to protect against Covid-19. Some of these actions consist of, among others, issuing directives to avoid places of work, crowded areas, public places or unnecessary social activities during this time. These preventative measures have caused a decrease in demand of certain goods and services, including petroleum products. As of the date of issuance of these financial statements, PEMEX cannot predict what effect these measures will have on PEMEX’s operations or financial position.

As a result of the worldwide economic slowdown and, in particular, the decrease in fuel demand, PEMEX estimates a 34% decrease in its domestic sales of petroleum products in the period from January 1 to April 28, 2020.

C.	Depreciation of Mexican peso against U.S. dollar

As a consequence of the economic situation described above, beginning in March 2020, the Mexican peso has experienced a significant depreciation with respect to the U.S. dollar. As of May 6, 2020, the Mexican peso-U.S. dollar exchange rate was Ps. 24.3812 per U.S. dollar, which represents a 29.4% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2019, which was Ps. 18.8452 per U.S. dollar.

A substantial portion of PEMEX’s indebtedness is denominated in foreign currencies. PEMEX estimates a foreign currency exchange rate loss of Ps. 550,526,000 for the period from January 1, to May 6, 2020, of which 95% relates to unrealized exchange loss, which is a non-cash item and 5% relates to realized exchange loss, since PEMEX’s debt profile is mostly long-term. This exchange rate loss is partially offset by Ps. 75,000,000 in revenue from PEMEX’s currency swaps which hedge variations between U.S. dollars and other currencies.

D.	Impairment of assets

PEMEX estimates that factors described above may impact impairment and/or reversal of long-lived assets during and at year end 2020, upon the behavior of the markets and the several economic and financial variables. A long period of low crude oil prices may greatly impact PEMEX´s impairment of long-lived assets, depending on changes in the remaining assumptions and economic and financial conditions.

E.	Inventories

Reduction in hydrocarbon prices has had a 35% decrease in the value of PEMEX´s inventories as of March 31, 2020, as compared to book value as of December 31, 2019.

F.	Ratings agencies’ downgrade of PEMEX’s credit rating

On March 26, 2020, Standard & Poor’s (“S&P”) downgraded PEMEX’s credit ratings for foreign currency long term issues and for local currency long term issues from BBB+ and A- to BBB and BBB+, respectively, maintaining a negative credit outlook on global scale. This ratings action followed a similar ratings action taken by S&P in relation to the United Mexican States.

In accordance with S&P ratings, BBB+ and BBB are still considered investment grade ratings; however, a decrease of the rating to BB+ would indicate a speculative rating.

On April 1, 2020, HR Ratings affirmed PEMEX’s local credit rating at HR AAA with a stable outlook and downgraded PEMEX’s global credit ratings to HR BBB+(G) with a negative outlook. This ratings action followed a similar ratings action taken by S&P in relation to the United Mexican States.

On April 3, 2020, Fitch Ratings downgraded PEMEX’s ratings of its bonds from BB+ to BB with a negative outlook amid fears that PEMEX’s stand-alone credit profile may deteriorate further due to low oil prices. The downgrade reflects PEMEX’s limited flexibility to navigate the downturn in the oil and gas industry, given PEMEX’s elevated tax burden, high leverage, rising per barrel lifting costs and high investment needs to maintain production and replenish reserves.

On April 17, 2020, Fitch Ratings further downgraded PEMEX’s international foreign and local currency long-term ratings from BB to BB-, as a consequence of the downgrades of the Mexican Government ratings. Fitch Ratings also revised the outlook from negative to stable. The downgrade of PEMEX’s credit rating reflects the direct link to the credit rating of the sovereign United Mexican States, in accordance with Fitch Rating´s methodology,

On April 17, 2020, Moody’s downgraded PEMEX’s credit ratings from Baa3 to Ba2, maintaining a negative credit outlook, citing PEMEX’s higher liquidity and business risk. This ratings action followed a similar ratings action taken by Moddy’s in relation to the United Mexican States.

According to Fitch and Moody’s credit rating scales, the BB- and Ba2 ratings, respectively are considered non-investment grade. Therefore, PEMEX’s debt instruments are considered speculative, pursuant to these credit rating scales.

On April 21, 2020, Moody’s downgraded PEMEX’s senior unsecured credit ratings of its outstanding notes, as well as credit ratings based on Petróleos Mexicanos’ guarantee to A2.mx/Ba2 from Aa3.mx/Baa3. Moody’s also downgraded Petróleos Mexicanos´ short-term local scale rating to MX-2 from MX-1. This rating action followed a similar ratings action taken by Moody’s Investors Services of withdrawing Petróleos Mexicanos investor rating from Baa3 and assigning it a corporate family rating of Ba2 and maintaining negative credit outlook.

The rapid and growing spread of the Covid-19 virus, combined with the impairment of world economic outlook, the drop in crude oil prices and the decrease in asset prices is creating a severe and extensive credit crisis in several sectors, regions and markets. The effect on credit is without any precedent. The oil and gas sector has been one of the most affected sectors, due to its sensitivity to demand and consumers´ confidence.

These downgrades in PEMEX’s ratings could hinder or make PEMEX’s access to financial markets more difficult.

G.	Recent financing activities

During the period from January 1 to May 6, 2020, Petróleos Mexicanos participated in the following activities:

•	On January 21, 2020 Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $102,000,000 to U.S. $112,000,000.

•

On January 30, 2020, Petróleos Mexicanos issued U.S. $ 5,000,000 of debt securities under its U.S. $112,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $2,500,000 5.950% Notes due 2031, (2) U.S. $2,500,000 6.950% Notes due 2060. All debt securities under this program are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

•	On January 30, 2020, Petróleos Mexicanos repurchased a total of U.S. $61,922 notes due 2020.

•	On February 6, 2020, Petróleos Mexicanos consummated the early settlement of its waterfall exchange offer pursuant to which it exchanged:

A) a total of U.S. $1,252,303 of notes and bonds with maturity dates between 2021 and 2026 as follows:

(1) U.S. $264,752 aggregate principal amount of its outstanding 5.500% Notes due 2021,

(2) U.S. $171,662 aggregate principal amount of its outstanding 6.375% Bonds due 2021,

(3) U.S. $148,535 aggregate principal amount of its outstanding 4.875% Notes due 2022, U.S. $63,854 aggregate principal amount of its outstanding Floating Rate Notes due 2022,

(4) U.S. $157,487 aggregate principal amount of its outstanding 5.375% Notes due 2022,

(5) U.S. $216,727 aggregate principal amount of its outstanding 3.500% Notes due 2023,

(6) U.S. $117,333 aggregate principal amount of its outstanding 4.625% Notes due 2023 and

(7) U.S. $111,953 aggregate principal amount of its outstanding 4.500 % Notes due 2026, for U.S. $1,300,000 aggregate principal amount of its new 5.950% Notes due 2031,

B) a total of U.S. $1,374,426 of notes and bonds with maturity dates between 2044 and 2048 as follows:

(8) U.S. $179,332 aggregate principal amount of its outstanding 5.500% Notes due 2044,

(9) U.S. $750,969 aggregate principal amount of its outstanding 5.625% Bonds due 2046 and

(10) U.S. $444,125 aggregate principal amount of its outstanding 6.350% Notes due 2048, for U.S. $1,300,000 aggregate principal amount of its new 6.950% Bonds due 2060.

The 5.950% Notes due 2031 and 6.950% Bonds due 2060 are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees and represent reopenings of the 5.950% Notes due 2031 and 6.950% Bonds due 2060, respectively, originally issued on January 29, 2020.

Between January 1 to May 6, 2020, PMI HHS obtained U.S. $7,762,000 and repaid U.S. $8,953,000 in financing from its revolving credit lines. As of January 1, 2020, the outstanding amount was U.S. $1,556,000. As of May 6, 2020, the outstanding amount under these revolving credit lines was U.S. $365,000.

As of May 6, 2020, Petróleos Mexicanos had U.S. $7,450,000 and Ps. 37,000,000 in available revolving credit lines in order to ensure liquidity, with U.S. $5,800,000 and Ps. 0 remaining available.

H.	Government contributions to PEMEX

The Federal Budget for 2020, considers an equity contribution for Ps. 46,256,000 that the Mexican Government would make to PEMEX through the Ministry of Energy.

On April 2, 2020, Petróleos Mexicanos received in advance the payment of the promissory Note No. 4, which was issued by the Mexican Government and matured on March 31, 2020 in the amount of Ps. 4,983,670.

Between January 1, and May 6, 2020, PEMEX received a payment of Ps. 16,063,000, corresponding to this contribution.

I.	Exchange rates and crude oil prices

As of May 6, 2020, the Mexican peso-U.S. dollar exchange rate was Ps. 24.3812 per U.S. dollar, which represents a 29.4% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2019, which was Ps. 18.8452 per U.S. dollar.

As of May 6, 2020, the weighted average price of the crude oil exported by PEMEX was U.S. $21.10 per barrel. This represents a price decrease of approximately 63.4% as compared to the average price as of December 31, 2019, which was U.S. $57.68 per barrel.

NOTE 29. NEW STANDARDS RECENTLY ISSUED

A number of new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these consolidated financial statements. The following amended standards and interpretations are not expected to have a significant impact on the PEMEX’s consolidated financial statements.

•	Amendments to References to Conceptual Framework in IFRS Standards.

•	Definition of a Business (Amendments to IFRS 3).

•	Definition of Material (Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors).

NOTE 30. SUBSIDIARY GUARANTOR INFORMATION

The following consolidating information presents: (i) condensed consolidated statements of financial position at December 31, 2019 and 2018 and condensed consolidated statements of comprehensive income and cash flows for the years ended December 31, 2019, 2018 and 2017 of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).

These condensed consolidated statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services (in the case of Pemex Drilling and Services, until June 30, 2019 (see Note 1), Pemex Logistics and Pemex Cogeneration and Services (in the case of Pemex Cogeneration and Services, until July 27, 2018, see Note 1) (collectively, the “Subsidiary Guarantors”) and Pemex Ethylene (in the case of Pemex Ethylene, until June 30, 2019, see Note 1) and Pemex Fertilizers are 100%-owned subsidiaries of the Mexican Government. The guarantees by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full, unconditional, joint and several. Pemex Ethylene, Pemex Fertilizers, Pemex Finance, Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”).

The Pemex Project Funding Master Trust (the “Master Trust”), which was a trust formed for the purpose of financing PEMEX’s projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of December 31, 2019, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S. $)
6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,750,000
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	491,175

8.625% Bonds due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	89,609
8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	63,705
9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	219,217

The following table sets forth, as of December 31, 2019, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
Floating Rate Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	563,702
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	102,149
6.000% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	322,564
5.50% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,071,292
3.500% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,360,645
4.875% Notes due 2024	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,031,954
6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	999,000

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,560,521
4.875% Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	787,806
5.375% Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	604,657
3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	437,022
5.50% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	972,970

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.375% Bonds due en 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,560,461
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,698,214
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,497,918
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	790,153
6.375% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	364,288

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.875% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,970,334
4.625% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,012,142
6.750% Bonds due 2047	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	5,997,558
5.350% Notes due 2028	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,482,368

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.350% Bonds due 2048	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,326,497
6.500% Notes due 2029	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,982,163
6.500% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	5,478,497

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2019 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2019

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	28,234,857	Ps.	4,826,057	Ps.	27,560,717	Ps.	—	Ps.	60,621,631
Trade and other accounts receivable, derivative financial instruments and other current assets		21,264,604		119,380,143		56,613,797		—		197,258,544
Accounts receivable—inter-company		592,503,940		1,134,820,799		129,911,984		(1,857,236,723)		—
Inventories		459,131		51,833,240		30,379,825		—		82,672,196

Total current assets		642,462,532		1,310,860,239		244,466,323		(1,857,236,723)		340,552,371
Long-term receivables—intercompany		1,692,840,909		—		1,615,441		(1,694,456,350)		—
Investments in joint ventures and associates		(980,054,315)		10,757,092		73,151,606		911,020,196		14,874,579
Wells, pipelines, properties, plant and equipment-net		9,706,301		1,169,112,584		32,930,617		—		1,211,749,502
Long-term notes receivables		121,626,851		938,455		—		—		122,565,306
Right of use		1,385,617		67,564,544		1,868,152		—		70,818,314
Deferred taxes		81,127,820		50,735,224		4,303,703		—		136,166,747
Intangible assets		130,535		13,018,022		1,435,967		—		14,584,524
Other assets		21,986		2,955,242		4,159,450		—		7,136,677

Total assets		1,569,248,236		2,625,941,402		363,931,259		(2,640,672,877)		1,918,448,020

Liabilities
Current liabilities
Current portion of long-term debt		209,291,307		2,942,757		32,690,121		—		244,924,185
Accounts payable—inter-company		1,275,967,793		471,706,488		106,934,283		(1,854,608,564)		—
Other current liabilities		23,694,401		230,345,159		53,239,883		—		307,279,443

Total current liabilities		1,508,953,501		704,994,404		192,864,287		(1,854,608,564)		552,203,628
Long-term debt		1,694,319,842		28,300,551		15,629,510		—		1,738,249,903
Long-term payables—inter-company		—		1,694,801,416		2,283,093		(1,697,084,509)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		363,041,463		1,247,581,410		14,579,978		—		1,625,202,851

Total liabilities		3,566,314,806		3,675,677,781		225,356,868		(3,551,693,073)		3,915,656,382

Equity (deficit), net		(1,997,066,570)		(1,049,736,379)		138,574,391		911,020,196		(1,997,208,362)

Total liabilities and equity	Ps.	1,569,248,236	Ps.	2,625,941,402	Ps.	363,931,259	Ps.	(2,640,672,877)	Ps.	1,918,448,020

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2018

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	25,187,488	Ps.	16,471,298	Ps.	40,253,622	Ps.	—	Ps.	81,912,409
Trade and other accounts receivable, derivative financial instruments and other current assets		63,513,279		112,579,068		53,082,638		—		229,174,985
Accounts receivable—inter-company		573,128,107		1,190,513,209		90,294,160		(1,853,935,476)		—
Inventories		418,497		55,152,479		26,451,592		—		82,022,568

Total current assets		662,247,371		1,374,716,054		210,082,012		(1,853,935,476)		393,109,961
Long-term receivables—intercompany		1,833,526,496		285		5,409,802		(1,838,936,583)		—
Investments in joint ventures and associates		(423,086,576)		135,726		16,693,715		423,098,680		16,841,545
Wells, pipelines, properties, plant and equipment-net		10,857,719		1,344,851,372		46,776,993		—		1,402,486,084
Long-term notes receivables		118,834,477		994,121		—		—		119,828,598
Deferred taxes		59,010,975		61,009,660		2,764,095		—		122,784,730
Intangible assets		318,342		11,865,660		1,536,538		—		13,720,540
Other assets		54,272		3,174,097		3,197,441		—		6,425,810

Total assets	Ps.	2,261,763,076	Ps.	2,796,746,975	Ps.	286,460,596	Ps.	(3,269,773,379)	Ps.	2,075,197,268

Liabilities
Current liabilities
Current portion of long-term debt	Ps.	171,880,315	Ps.	4,289,361	Ps.	15,626,033	Ps.	—	Ps.	191,795,709
Accounts payable—inter-company		1,439,442,811		325,901,335		88,582,648		(1,853,926,794)		—
Other current liabilities		20,837,163		194,303,145		40,840,277		—		255,980,585

Total current liabilities		1,632,160,289		524,493,841		145,048,958		(1,853,926,794)		447,776,294
Long-term debt		1,835,071,170		36,863,242		18,555,994		—		1,890,490,407
Long-term payables—inter-company		—		1,838,285,585		659,680		(1,838,945,265)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		254,041,839		929,431,425		12,862,735		—		1,196,335,999

Total liabilities		3,721,273,298		3,329,074,093		177,127,368		(3,692,872,059)		3,534,602,700
Equity (deficit), net		(1,459,510,222)		(532,327,118)		109,333,228		423,098,680		(1,459,405,432)

Total liabilities and equity	Ps.	2,261,763,076	Ps.	2,796,746,975	Ps.	286,460,596	Ps.	(3,269,773,379)	Ps.	2,075,197,268

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2019

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales		—		1,623,118,346		712,266,064		(942,521,905)		1,392,862,505
Services income		59,915,165		131,935,732		9,683,190		(192,425,407)		9,108,680

Total sales revenues		59,915,165		1,755,054,078		721,949,254		(1,134,947,312)		1,401,971,185
Impairment of wells, pipelines, properties, plant and equipment		—		93,471,764		3,610,450		—		97,082,214
Cost of sales		989,308		1,488,250,706		705,101,991		(1,071,408,581)		1,122,933,424

Gross income		58,925,857		173,331,608		13,236,813		(63,538,731)		181,955,547
Other revenues (expenses), net		139,412		3,048,907		4,616,272		(75,835)		7,728,756

Total general expenses		62,645,185		141,628,000		11,974,223		(63,592,675)		152,654,733

Operating income		(3,579,916)		34,752,515		5,878,862		(21,891)		37,029,570
Financing cost, net		(66,593,657)		(57,364,522)		(2,953,372)		21,891		(126,889,660)
Foreign exchange income, net		3,912,176		82,143,830		874,382		—		86,930,388
Profit (loss) sharing in joint ventures and associates		(292,585,923)		116,536		(4,297,609)		295,609,103		(1,157,893)

Income (loss) before taxes, duties and other		(358,847,320)		59,648,359		(497,737)		295,609,103		(4,087,595)
Total taxes, duties and other		(11,557,958)		352,239,317		3,142,129		—		343,823,488

Net (loss) income for the year		(347,289,362)		(292,590,958)		(3,639,866)		295,609,103		(347,911,083)
Total other comprehensive result		(55,495,859)		(253,482,329)		(375,252)		(2,669,406)		(312,022,846)

Total comprehensive result for the year	Ps.	(402,785,221)	Ps.	(546,073,287)	Ps.	(4,015,118)	Ps.	292,939,697	Ps.	(659,933,929)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2018

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	—	Ps.	1,941,467,663	Ps.	912,726,857	Ps.	(1,181,748,372)	Ps.	1,672,446,148
Services income		75,979,835		113,113,024		5,960,807		(186,380,664)		8,673,002

Total sales revenues		75,979,835		2,054,580,687		918,687,664		(1,368,129,036)		1,681,119,150
(Reversal) impairment of wells, pipelines, properties, plant and equipment		—		(25,384,888)		3,965,891		—		(21,418,997)
Cost of sales		1,905,865		1,536,120,030		910,525,715		(1,249,040,049)		1,199,511,561

Gross income		74,073,970		543,845,545		4,196,058		(119,088,987)		503,026,586
Other revenues (expenses), net		73,183		(26,020,067)		8,710,216		40,289,179		23,052,511

Total general expenses		69,479,218		158,965,537		10,248,039		(80,014,104)		158,678,690

Operating income		4,667,935		358,859,941		2,658,235		1,214,296		367,400,407
Financing cost, net		(64,226,376)		(46,203,154)		(475,599)		(523,384)		(111,428,513)
Foreign exchange income, net		(3,832,933)		26,526,563		965,850		—		23,659,480
Profit (loss) sharing in joint ventures and associates		(125,246,527)		53,058		2,164,868		124,555,613		1,527,012

Income (loss) before taxes, duties and other		(188,637,901)		339,236,408		5,313,354		125,246,525		281,158,386
Total taxes, duties and other		(8,272,851)		466,788,123		3,062,951		—		461,578,223

Net (loss) income for the year		(180,365,050)		(127,551,715)		2,250,403		125,246,525		(180,419,837)
Total other comprehensive result		47,357,316		176,174,564		(140,133)		—		223,391,747

Total comprehensive result for the year	Ps.	(133,007,734)	Ps.	48,622,849	Ps.	2,110,270	Ps.	125,246,525	Ps.	42,971,910

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2017

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	—	Ps.	1,713,914,703	Ps.	1,096,752,930	Ps.	(1,424,768,483)	Ps.	1,385,899,150
Services income		50,399,983		140,934,022		2,646,144		(182,849,580)		11,130,569

Total sales revenues		50,399,983		1,854,848,725		1,099,399,074		(1,607,618,063)		1,397,029,719
Impairment of wells, pipelines, properties, plant and equipment		—		145,302,407		6,142,153		—		151,444,560
Cost of sales		2,007,814		1,447,640,131		1,083,297,610		(1,528,740,675)		1,004,204,880

Gross income		48,392,169		261,906,187		9,959,311		(78,877,388)		241,380,279
Other revenues (expenses), net		(341,521)		(12,443,660)		(4,664,096)		22,623,353		5,174,076

Total general expenses		59,141,391		132,057,064		7,180,758		(56,550,089)		141,829,124

Operating income		(11,090,743)		117,405,463		(1,885,543)		296,054		104,725,231
Financing cost, net		(65,581,677)		(9,106,677)		(1,155,963)		(296,054)		(76,140,371)
Foreign exchange income , net		6,837,171		15,807,988		538,963		—		23,184,122
Profit (loss) sharing in joint ventures and associates		(211,567,169)		409,955		(49,515)		211,567,169		360,440

Income (loss) before taxes, duties and other		(281,402,418)		124,516,729		(2,552,058)		211,567,169		52,129,422
Total taxes, duties and other		(557,520)		331,001,261		2,536,300		—		332,980,041

Net (loss) income for the year		(280,844,898)		(206,484,532)		(5,088,358)		211,567,169		(280,850,619)
Total other comprehensive result		4,728,640		6,841,586		(63,845)		—		11,506,381

Total comprehensive result for the year	Ps.	(276,116,258)	Ps.	(199,642,946)	Ps.	(5,152,203)	Ps.	211,567,169	Ps.	(269,344,238)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2019

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income for the year	Ps.	(347,289,363)	Ps.	(291,256,339)	Ps.	(4,974,486)	Ps.	295,609,104	Ps.	(347,911,084)
Income tax and duties		(11,557,958)		352,291,238		3,090,209		—		343,823,489
Depreciation and amortization		1,183,741		134,134,135		1,869,134		—		137,187,010
Amortization of intangible assets		373,961		86,342		83,069		—		543,372
Impairment of wells, pipelines, properties, plant and equipment		—		93,471,765		3,610,449		—		97,082,214
Unsuccessful wells		—		71,604,308		—		—		71,604,308
Exploration costs		—		7,990,877		—		—		7,990,877
Disposal of wells, pipelines, properties, plant and equipment		14,115		1,492,916		1,034,527		—		2,541,558
Amortization of rights of use		639,877		5,439,642		1,349,756		—		7,429,275
Effects of net present value of reserve for well abandonment		—		(258,816)		—		—		(258,816)
Profit (loss) sharing in investments		296,230,824		(538,281)		(1,473,955)		(293,060,695)		1,157,893
Unrealized foreign exchange loss (gain)		(74,439,514)		(2,867,091)		(938,369)		—		(78,244,974)
Interest expense		118,543,971		12,446,222		1,871,147		—		132,861,340
Interest income		(22,964,784)		(658,748)		(860,174)		—		(24,483,706)
Funds (used in) from operating activities:
Accounts receivable, accounts payable, derivative financial instruments and accrued liabilities		11,279,402		27,661,723		675,345		—		39,616,470
Taxes		(10,682,007)		(356,254,147)		(5,737,259)		—		(372,673,413)
Employee benefits		52,052,212		9,322,327		5,580,162		—		66,954,701
Inter-company charges and deductions		(439,039,267)		176,676,691		5,349,241		257,013,335		—

Cash flows (used in) from operating activities		(425,654,790)		240,784,764		10,528,796		259,561,744		85,220,514
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets		(232,592)		(132,206,201)		5,564,862		—		(126,873,931)
Other assets and other receivables		14,743,694		933,269		(101,835)		—		15,575,128
(Increase) decrease due to Inter-company investing		401,422,502		—		—		(401,422,502)		—

Cash flows used in investing activities		415,933,604		(131,272,932)		5,463,027		(401,422,502)		(111,298,803)
Financing activities:
Increase in equity due to Certificates of Contribution “A”		122,131,000		41,956,917		(41,956,917)		—		122,131,000
Long-terms and interest received from the Mexican Government		38,704,883		—		—		—		38,704,883
Lease payments		(588,463)		(8,745,025)		(1,375,933)		—		(10,709,421)
Loans obtained from financial institutions		824,049,426		46,297		343,739,223		—		1,167,834,946
Debt payments, principal only		(851,077,341)		(4,826,936)		(329,138,006)		—		(1,185,042,283)
Interest paid		(120,450,950)		(6,104,160)		(1,390,093)		—		(127,945,203)
Inter-company increase (decrease) financing		—		(143,484,166)		1,623,408		141,860,758		—

Cash flows provided by financing activities:		12,768,555		(121,157,073)		(28,498,318)		141,860,758		4,973,922
Net (decrease) increase in cash and cash equivalents		3,047,369		(11,645,241)		(12,506,495)		—		(21,104,367)
Effects of change in cash value		—		—		(186,411)		—		(186,411)
Cash and cash equivalents at the beginning of the year		25,187,488		16,471,298		40,253,623		—		81,912,409

Cash and cash equivalents at the end of the year	Ps.	28,234,857	Ps.	4,826,057	Ps.	27,560,717	Ps.	—	Ps.	60,621,631

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2018

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income for the year	Ps.	(180,365,050)	Ps.	(127,551,718)	Ps.	2,305,189	Ps.	125,191,742	Ps.	(180,419,837)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		1,274,179		149,747,232		2,360,629		—		153,382,040
Amortization of intangible assets		2,446,445		86,332		110,549		—		2,643,326
Impairment of wells, pipelines, properties, plant and equipment		—		(25,384,888)		3,965,891		—		(21,418,997)
Unsuccessful wells		—		15,443,086		—		—		15,443,086
Exploration costs		—		(2,171,218)		—		—		(2,171,218)
Disposal of wells, pipelines, properties, plant and equipment		872,527		12,226,128		3,786,609		—		16,885,264
Gain on sale of share in joint ventures and associates		—		(10,257)		(690,914)		—		(701,171)
Effects of net present value of reserve for well abandonment		—		(6,953,200)		—		—		(6,953,200)
Profit (loss) sharing in investments		125,246,527		(538,281)		(1,473,955)		(124,761,303)		(1,527,012)
Unrealized foreign exchange loss (gain)		(19,726,271)		446,523		(482,460)		—		(19,762,208)
Interest expense		109,697,028		9,577,370		1,452,624		—		120,727,022
Interest income		(9,520,962)		—		—		—		(9,520,962)
Funds (used in) from operating activities:
Accounts receivable, accounts payable, derivative financial instruments and accrued liabilities		51,460,407		(70,278,499)		26,118,293		—		7,300,201
Taxes		(8,881,300)		38,071,896		(157,861)		—		29,032,735
Other assets and other liabilities		559,449		(12,071,857)		(3,244,955)		—		(14,757,363)
Employee benefits		10,519,603		44,858,697		(1,773,416)		—		53,604,884
Inter-company charges and deductions		(14,527,177)		81,240,429		(21,516,287)		(45,196,965)		—

Cash flows (used in) from operating activities		69,055,405		106,737,775		10,759,936		(44,766,526)		141,786,590
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets		(1,162,685)		(103,408,759)		(4,389,245)		—		(108,960,689)
Proceeds from sale of assets		—		14,568		4,063,776		—		4,078,344
Other assets		3,586,010		212,421		—		—		3,798,431
(Increase) decrease due to Inter-company investing		(47,454,385)		—		—		47,454,385		—

Cash flows used in investing activities		(45,031,060)		(103,181,770)		(325,469)		47,454,385		(101,083,914)
Financing activities:
Loans obtained from financial institutions		510,871,366		—		388,897,646		—		899,769,012
Debt payments, principal only		(450,353,531)		(6,662,318)		(384,017,543)		—		(841,033,392)
Interest paid		(106,313,795)		(7,857,926)		(1,117,668)		—		(115,289,389)
Inter-company increase (decrease) financing		—		8,620,192		(5,932,333)		(2,687,859)		—

Cash flows provided by financing activities:		(45,795,960)		(5,900,052)		(2,169,898)		(2,687,859)		(56,553,769)
Net (decrease) increase in cash and cash equivalents		(21,771,615)		(2,344,047)		8,264,569		—		(15,851,093)
Effects of change in cash value		—		—		(88,252)		—		(88,252)
Cash and cash equivalents at the beginning of the year		46,959,103		18,815,345		32,077,306		—		97,851,754

Cash and cash equivalents at the end of the year	Ps.	25,187,488	Ps.	16,471,298	Ps.	40,253,623	Ps.	—	Ps.	81,912,409

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2017

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income for the year	Ps.	(280,844,898)	Ps.	(206,484,532)	Ps.	(5,082,639)	Ps.	211,561,450	Ps.	(280,850,619)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		1,155,881		152,607,943		2,940,689		—		156,704,513
Impairment of wells, pipelines, properties, plant and equipment		—		145,302,407		6,142,153		—		151,444,560
Unsuccessful wells		—		6,164,624		—		—		6,164,624
Exploration costs		—		(1,447,761)		—		—		(1,447,761)
Disposal of wells, pipelines, properties, plant and equipment		433,391		14,687,229		1,943,051		—		17,063,671
Gain on sale of share in joint ventures and associates		—		(3,139,103)		—		—		(3,139,103)
Disposal of held-for-sale current non-financial assets		—		2,808,360		—		—		2,808,360
Dividends		—		—		(180,675)		—		(180,675)
Effects of net present value of reserve for well abandonment		—		7,774,000		—		—		7,774,000
Profit (loss) sharing in investments		211,567,169		(409,955)		49,515		(211,567,169)		(360,440)
Decrease on available-for-sale financial assets		—		—		1,360,205		—		1,360,205
Net loss on available-for-sale financial assets		—		—		3,523,748		—		3,523,748
Unrealized foreign exchange loss (gain)		(13,526,153)		(1,585,910)		(1,573,376)		—		(16,685,439)
Interest expense		100,545,114		15,736,420		1,363,014		—		117,644,548
Funds (used in) from operating activities:
Accounts receivable, accounts payable and derivative financial instruments		(88,496,967)		(14,214,566)		(20,789,692)		—		(123,501,225)
Inventories		(62,421)		(3,086,181)		(14,818,268)		—		(17,966,870)
Other assets		(7,091,867)		(483,389)		551,233		—		(7,024,023)
Employee benefits		18,829,768		31,489,785		(254,157)		—		50,065,396
Inter-company charges and deductions		7,284,124		(114,968,213)		514,270		107,169,819		—

Cash flows (used in) from operating activities		(50,206,859)		30,751,158		(24,310,929)		107,164,100		63,397,470
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(1,436,926)		(87,274,561)		(3,147,978)		—		(91,859,465)
Resources from sale available-for-sale financial assets		—		—		8,026,836		—		8,026,836
Proceeds from the sale of assets		—		3,863,072		(721,362)		—		3,141,710
(Increase) decrease due to Inter-company investing		25,611,359		—		—		(25,611,359)		—

Cash flows used in investing activities		24,174,433		(83,411,489)		4,157,496		(25,611,359)		(80,690,919)
Financing activities:
Loans obtained from financial institutions		401,947,349		—		302,768,119		—		704,715,468
Debt payments, principal only		(327,703,729)		(7,981,937)		(306,374,153)		—		(642,059,819)
Interest paid		(93,755,698)		(13,991,633)		(1,163,086)		—		(108,910,417)
Inter-company increase (decrease) financing		—		83,716,743		(2,164,002)		(81,552,741)		—

Cash flows provided by financing activities:		(19,512,078)		61,743,173		(6,933,122)		(81,552,741)		(46,254,768)
Net (decrease) increase in cash and cash equivalents		(45,544,504)		9,082,842		(27,086,555)		—		(63,548,217)
Effects of change in cash value		—		—		(2,132,542)		—		(2,132,542)
Cash and cash equivalents at the beginning of the year		92,503,607		9,732,503		61,296,403		—		163,532,513

Cash and cash equivalents at the end of the year	Ps.	46,959,103	Ps.	18,815,345	Ps.	32,077,306	Ps.	—	Ps.	97,851,754

NOTE 31. SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

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

A.	Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,
	2019		2018		2017
Proved reserves	Ps.	2,306,255,209	Ps.	2,505,307,260	Ps.	2,363,336,481
Construction in progress		50,951,279		51,033,968		35,381,089
Accumulated depreciation and amortization		(1,675,843,298)		(1,572,649,381)		(1,444,962,317)

Total costs incurred	Ps.	681,363,190	Ps.	983,691,846	Ps.	953,755,253

B.	Costs incurred for oil and gas property exploration and development activities (unaudited):

	As of December 31,
	2019		2018
Exploration	Ps.	31,222,023	Ps.	36,208,481
Development		82,135,240		56,040,685

Total costs incurred	Ps.	113,357,263	Ps.	92,249,166

There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs for geological and geophysical studies of fields amounting to Ps. 10,663,334 and Ps. 15,510,327, for 2019 and 2018, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

C.	Results of operations for oil and gas producing activities (unaudited):

	2019		2018		2017
Revenues from sale of oil and gas	Ps.	762,102,939	Ps.	910,433,244	Ps.	762,637,362

Hydrocarbon duties		343,242,436		443,491,451		375,156,405
Production costs (excluding taxes)		275,090,795		273,695,691		248,957,950
Other revenues and expenses		(6,910,320)		(10,109,114)		(3,954,222)
Exploration expenses		90,258,519		30,953,413		14,993,433
Depreciation, depletion, amortization and accretion		222,651,461		28,845,604		240,672,906

		924,332,890		766,877,047		875,826,472

Results of operations for oil and gas producing activities	Ps.	(162,229,951)	Ps.	143,556,198	Ps.	(113,189,111)

Note: Numbers may not total due to rounding.

D.	Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars for each of the years ended December 31 (excluding production taxes):

	2019		2018		2017
Weighted average sales price per barrel of oil equivalent (boe)(1)	U.S. $	43.52	U.S. $	50.89	U.S. $	38.63
Crude oil, per barrel		57.13		62.99		48.71
Natural gas, per thousand cubic feet		3.55		5.57		4.32

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

E.	Crude oil and natural gas reserves (unaudited)

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

Proved reserves estimates as of December 31, 2019 were prepared by the exploration and production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of its hydrocarbon reserves. As of the date of these consolidated financial statements, the proved reserves estimates as of December 31, 2019 have not been approved by the NHC.

Pemex Exploration and Production estimates reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE’s publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007, as amended and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2019, PEMEX did not record any material increase in PEMEX’s hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of PEMEX’s reserves estimation efforts, it has undertaken the internal certification of its estimates of reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from Pemex Exploration and Production’s exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the Gerencia de Certificación de Reservas de Hidrocarburos, (Office of Resources and Reserves Certification), the central hydrocarbon reserves management body of Pemex Exploration and Production, review and certify such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying hydrocarbon reserves, which are based on the SEC’s rules and definitions. The Office of Resources and Reserves Certification, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX’s reserves estimation process are experienced in the following areas: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; analytical tools used in forecasting the performance of the various elements comprising the production system; and design strategies in petroleum field development. Furthermore, all of PEMEX’s personnel have been certified by the Secretaría de Educación Pública (“Ministry of Public Education”), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over fifteen years of professional experience.

In addition to this internal review process, Pemex Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex Exploration and Production’s estimates of proved reserves as of December 31, 2019: DeGolyer and MacNaughton (“DeGolyer”), Netherland, Sewell International, S. de R.L. de C.V. (“Netherland Sewell”) and GLJ Petroleum Consultants LTD. (“GLJ”), the “Independent Engineering Firms”. The reserves estimates reviewed by the Independent Engineering Firms totaled 96.5% of PEMEX’s estimated proved reserves. The remaining 3.5% of PEMEX’s estimated proved reserves consisted of reserves located mainly in certain areas which have been shared with third parties. Under such agreements, the corresponding third party is responsible of assessing the volume of reserves.

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

PEMEX´s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants increased by 3.0% in 2019, from 5,786.0 million barrels at December 31, 2018 to 5,960.6 million barrels at December 31, 2019. PEMEX’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 0.1% in 2019, from 3,588 million barrels at December 31, 2018 to 3,585.0 million barrels at December 31, 2019. The amount of our proved reserves of crude oil, condensate and liquefiable hydrocarbon reserves added in 2019 was enough to offset the level of production in 2019, which amounted to 687.6 million barrels of crude oil, condensates and liquefiable hydrocarbons.

PEMEX’s total proved developed and undeveloped dry gas reserves decreased by 0.3% in 2019, from 6,370 billion cubic feet at December 31, 2018 to 6,351.7 billion cubic feet at December 31, 2019. PEMEX’s proved developed dry gas reserves increased by 6.8% in 2019, from 3,380 billion cubic feet on December 31, 2018 to 3,608.5 billion cubic feet at December 31, 2019. These increases were principally due to higher proved developed dry gas reserves on fields of Poza Rica and Burgos Assets. The amount of dry gas reserves added in 2019 was close to offset the level of production in 2019, which amounted to 870.4 billion cubic feet of dry gas. PEMEX’s proved undeveloped dry gas reserves decreased by 8.3% in 2019, from 2,990.0 billion cubic feet at December 31, 2018 to 2,743.1 billion cubic feet on December 31, 2019. This decrease was primarily due to movement of undeveloped reserves to proved developed reserves on fields of Poza Rica and Burgos Assets.

During 2019, our exploratory activity in the deep and shallow waters of the Gulf of Mexico and onshore regions resulted in three new discoveries of gas and condensate in the shallow waters. These discoveries, together with the successful extension activities in our Teca and Nobilis fields, led to the incorporation of 115.6 million barrels of oil equivalent of proved reserves.

The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of its proved reserves determined in accordance with Rule 4-10(a).

Summary of oil and gas (1) proved reserves as of December 31, 2018 based on average fiscal year prices

	Crude oil and
	Condensates (2)	Dry Gas (3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and un-developed reserves:
Proved developed reserves	3,585.0	3,608.5
Proved undeveloped reserves	2,375.6	2,743.1

Total proved reserves	5,960.6	6,351.7

Note: Numbers may not total due to rounding.

(1)	PEMEX does not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)

Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex Exploration and Production.

Crude oil and condensate reserves

(including natural gas liquids) (1)

	2019	2018	2017
	(in millions of barrels)
Proved developed and undeveloped reserves:
At December 31	5,786	6,427	7,219
Revisions (2)	784	22	(95)
Extensions and discoveries	78	140	147
Production	(688)	(743)	(805)
Farm outs & transfer of fields due to NHC bidding process	—	(59)	(38)

At December 31	5,961	5,787	6,427

Proved developed reserves at December 31	3,585	3,488	4,166
Proved undeveloped reserves at December 31	2,376	2,198	2,261

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)

Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and changes in hydrocarbon prices.

Source: Pemex Exploration and Production.

Dry gas reserves

	2019	2018	2017
	(in billions of cubic feet)
Proved developed and undeveloped reserves:
At December 31	6,370	6,593	6,984
Revisions (1)	656	3	169
Extensions and discoveries	196	809	468
Production (2)	(870)	(887)	(999)
Farm outs & transfer of fields due to NHC bidding process	—	(148)	(29)

At December 31	6,352	6,370	6,593

Proved developed reserves at December 31	3,609	3,380	4,026
Proved undeveloped reserves at December 31	2,743	2,990	2,567

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

Source: Pemex Exploration and Production.

Pemex Exploration and Production’s reserve-replacement ratio, or RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2019, we obtained an increase of 1,026.5million barrels of oil equivalent of proved reserves as aggregated from discoveries, revisions, delimitations and development and production, which represents a RRR of 120.1%. PEMEX’s 2019 RRR is an improvement as compared to 2018, when the RRR was 34.7%. PEMEX expects continued improvements in its RRR in subsequent years.

PEMEX’s reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2019, this ratio is 8.4 years for proved reserves which is higher than RPR of 2018.

F.	Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2045. This measure is presented in accordance with ASC Topic 932.

Estimated future cash inflows from production are computed by applying average prices of oil and gas on the first day of each month of 2019. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex Exploration and Production already legislated for 2019 to the future pre-tax net cash flows related to PEMEX’s proved oil and gas reserves.

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

Standardized measure of discounted future net cash flows as of December 31

	2019		2018		2017
	(in millions of U.S. dollars)
Future cash inflows	U.S. $	330,286	U.S. $	321,065	U.S. $	269,489
Future production costs (excluding profit taxes)		(114,782)		(103,498)		(114,369)
Future development costs		(37,540)		(22,224)		(26,229)

Future cash flows before tax		177,964		195,343		128,891
Future production and excess gains taxes		(134,175)		(156,691)		(129,377)

Future net cash flows		43,790		38,652		(487)
Effect of discounting net cash flows by 10%		(18,807)		(12,434)		(4,600)

Standardized measure of discounted future net cash flows	U.S. $	24,983	U.S. $	26,218	U.S. $	4,113

Note: Table amounts may not total due to rounding.

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2019		2018		2017
	(in millions of U.S. dollars)
Sales of oil and gas produced, net of production costs	U.S. $	(29,530)	U.S. $	(31,279)	U.S. $	(25,076)
Net changes in prices and production costs		73,278		62,902		26,355
Extensions and discoveries		1,658		4,323		3,639
Development cost incurred during the year		4,281		2,984		2,699
Changes in estimated development costs		3,341		(2,146)		2,744
Reserves revisions and timing changes		(19,615)		1,511		(1,353)
Accretion of discount of pre-tax net cash flows		(9,305)		6,628		5,891
Net changes in production and excess gains taxes		(25,343)		(22,817)		(15,628)

Aggregate change in standardized measure of discounted future net cash flows	U.S. $	(1,235)	U.S. $	22,106	U.S. $	(729)

	2019		2018		2017
	(in millions of U.S. dollars)
Standardized measure:
As of January 1	U.S. $	26,218	U.S. $	4,113	U.S. $	4,841
As of December 31		24,983		26,218		4,113

Change	U.S. $	(1,235)	U.S. $	22,105	U.S. $	(728)

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