Form 20-F
period 2020-12-31
MEXICAN PETROLEUM
filed 2021-05-17
CIK 932782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2020

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

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Each Class

5.50% Notes due 2021	6.375% Notes due 2021
5.375% Notes due 2022	4.875% Notes due 2022
8.625% Bonds due 2022	Floating Rate Notes due 2022
4.625% Notes due 2023	3.500% Notes due 2023
4.875% Notes due 2024	8.625% Guaranteed Bonds due 2023
4.500% Notes due 2026	4.250% Notes due 2025
6.490% Notes due 2027	6.875% Notes due 2026
9.50% Guaranteed Bonds due 2027	5.350% Notes due 2028
6.500% Notes due 2027	6.840% Notes due 2030
6.500% Notes due 2029	6.625% Guaranteed Bonds due 2035
5.950% Notes due 2031	6.500% Bonds due 2041
6.625% Guaranteed Bonds due 2038	6.375% Bonds due 2045
5.50% Bonds due 2044	5.625% Bonds due 2046
6.750% Bonds due 2047	6.350% Bonds due 2048
7.690% Bonds due 2050	6.950% Bonds due 2060

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes  ☐    No  ☒

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

Yes  ☐    No  ☒

EXPLANATORY NOTE

In the process of the preparation of the consolidated financial statements for the year ended December 31, 2020, we identified errors in certain costs and expenses used for the determination of the value in use of some cash generating units of Pemex Exploration and Production for the assessment of the impairment of long-term assets as of December 31, 2019. This resulted in a different value in use in some cash generating units and thus, an increase in the value of wells, pipelines, plants and platforms as of December 31, 2019 in the amount of Ps. 65.8 billion and a favorable impact on our results of operation for 2019, for the same amount. Accordingly, we adjusted our consolidated financial statements for the year ended December 31, 2019 to correct this error. See Note 4-B to our consolidated financial statements included herein.

Petróleos Mexicanos and its three subsidiary entities, which we refer to as the subsidiary entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation) and Pemex Logística (Pemex Logistics), comprise the state oil and gas company of the United Mexican States, which we refer to as Mexico. Petróleos Mexicanos is a productive state-owned company of the Federal Government of Mexico, which we refer to as the Mexican Government, and each of the subsidiary entities is a productive state-owned subsidiary of Mexico. Each of Petróleos Mexicanos and the subsidiary entities is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 3-a and listed in Note 5 to our consolidated financial statements incorporated in Item 18, which we refer to as our subsidiary companies, are incorporated into the consolidated financial statements; these subsidiary companies are also identified with their corresponding ownership percentages in “––Consolidated Structure of PEMEX” on page 8. Petróleos Mexicanos, the subsidiary entities and the subsidiary companies are collectively referred to as “PEMEX” or “we.” See “Item 4—Information on the Company—History and Development—Corporate Structure” for more details.

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

We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 19.9487 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on December 31, 2020. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. Mexico has a free market for foreign exchange, and the Mexican Government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican Government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future. Due to the volatility of the peso/U.S. dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.

PRESENTATION OF INFORMATION CONCERNING RESERVES

The proved hydrocarbon reserves included in this report for the year ended December 31, 2020 are those that we have the right to extract and sell based on assignments granted to us by the Mexican Government.

The estimates of our proved reserves of crude oil and natural gas for the five years ended December 31, 2020 included in this report have been calculated according to the technical definitions required by the SEC. DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. (which we refer to as Netherland Sewell), GLJ Petroleum Consultants Ltd. (which we refer to as GLJ) and Sproule International Limited and Sproule México, S.A. de C.V. (which we refer to as Sproule) conducted reserves audits of our estimates of our proved hydrocarbon reserves as of December 31, 2020 or January 1, 2021, as applicable. All reserves estimates involve some degree of uncertainty. For a description of the risks relating to reserves and reserves estimates, see “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government— Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions,” “—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our income, adjustments to our capital expenditures budget and our inability to obtain financing may limit our potential to make capital investments” and “—The Mexican nation, not us, owns the hydrocarbon reserves located in Mexico and our right to continue to extract these reserves is subject to the approval of the Secretaría de Energía (Ministry of Energy or SENER).”

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

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

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

The following chart presents the consolidated structure of PEMEX as of December 31, 2020.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.      Selected Financial Data

Not applicable.

B.      Capitalization and Indebtedness

Not applicable.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Risk Factors Related to Our Operations

We have a substantial amount of indebtedness and other liabilities and are exposed to liquidity constraints, which could make it difficult for us to obtain financing on favorable terms and could adversely affect our financial condition, results of operations and ability to repay our debt.

We have a substantial amount of debt, which we have incurred primarily to finance the capital expenditures needed to carry out our capital investment projects and to fund our operating expenses. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has deteriorated. In recent years, our level of indebtedness relative to our oil reserves has increased substantially. Relatively low oil prices since 2014 and the further decline in 2020, as well as declining production, have also had a negative impact on our ability to generate positive cash flows, which, together with our continued heavy tax burden and increased competition from the private sector, has further strained our ability to fund our capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop our hydrocarbon reserves, service our indebtedness and amortize scheduled debt maturities, we will need to obtain funds from a broad range of sources, in addition to successfully implementing efficiency and cost-cutting initiatives. There can be no assurance that we will continue to have access to capital on favorable terms or any terms at all.

As of December 31, 2020, our total indebtedness, including accrued interest, was Ps. 2,258.7 billion (U.S. $113.2 billion), in nominal terms, which represented a 13.9% increase in peso terms compared to our total indebtedness, including accrued interest, of Ps. 1,983.2 billion (U.S. $105.2 billion) as of December 31, 2019. As of December 31, 2020, 28.3% of our existing debt, or Ps. 640.2 billion (U.S. $32.1 billion), including accrued interest, is scheduled to mature in the next three years. Our working capital deteriorated from a negative working capital of Ps. 209.2 billion (U.S. $11.1 billion) as of December 31, 2019 to a negative working capital of Ps. 442.6 billion (U.S. $22.2 billion) as of December 31, 2020. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flows from our operations, drawdowns under our available credit facilities and incurrence of additional indebtedness (including refinancing of existing indebtedness). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview.”

If we were unable to obtain financing, this could hamper our ability to invest in projects and meet our principal and interest payment obligations with our creditors. As a result, we may be exposed to liquidity constraints and may not be able to pay our suppliers, service our debt or make the capital expenditures required to maintain our current production levels and to maintain, and increase, the proved hydrocarbon reserves assigned to us by the Mexican Government, which may adversely affect our financial condition and results of operations. See “—Risk Factors Related to our Relationship with the Mexican Government—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our income, adjustments to our capital expenditures budget and our inability to obtain financing may limit our potential to make capital investments” below.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures and implement further austerity measures. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations.

Our financial statements have been prepared on the assumption that we will continue as a going concern.

Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern. However, there is material uncertainty that raises significant doubt about our ability to continue operating as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If the actions we are taking to improve our financial condition, which are described in detail under “Item 5 — Operating and Financial Review and Prospects —Liquidity and Capital Resources — Overview,” are not successful, we may not be able to continue operating as a going concern.

Downgrades in our credit ratings could negatively impact our access to the financial markets and cost of financing.

We rely on access to the financial markets to fund our operations and finance the capital expenditures needed to carry out our capital investment projects. Accordingly, credit ratings are important to our business and financial condition, as credit ratings affect the cost and other terms upon which we are able to obtain funding. In light of our high leverage, the downturn in the oil and gas industry, as well as the ongoing economic and public health crises posed by the COVID-19 pandemic, certain ratings agencies have expressed concern that we lack flexibility to navigate the downturn and to finance our capital investment needs in the face of low cash flow generation and adverse financing conditions. Partially as a result of these external pressures, various rating agencies have downgraded our ratings during March and April of 2020. See “Item 5—Liquidity and Capital Resources—Overview” below for some of the concerns expressed by certain ratings agencies.

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

Crude oil, natural gas and petroleum products prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell.

International crude oil, natural gas and petroleum products prices are subject to global supply and demand and fluctuate due to many factors beyond our control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign laws and government regulations, political and other events in major oil and natural gas producing and consuming nations and actions taken by Organization of the Petroleum Exporting Countries (OPEC) members and other oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments (which we refer to as DFIs) related to oil and gas.

When international crude oil, petroleum product and/or natural gas prices are low, we generally earn less revenue and, therefore, generate lower cash flows and earn less income before taxes and duties because our costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, we earn more revenue and our income before taxes and duties increases. Crude oil export prices, which had generally traded above U.S. $75.00 per barrel since October 2009 and traded above U.S. $100.00 per barrel as of July 30, 2014, began to fall in August 2014. The weighted average Mexican crude oil export price fell further in subsequent years, reaching U.S. $18.90 per barrel on January 20, 2016. In subsequent years, while prices have remained significantly below 2014 levels, average crude oil export prices stabilized, with the Mexican crude oil export price averaging U.S. $62.29 per barrel in 2018 and U.S. $55.53 per barrel in 2019.

During 2020, the weighted average Mexican crude oil price was U.S. $35.82 per barrel, a decrease of U.S. $19.71 per barrel as compared to the 2019 weighted average Mexican crude oil export price. While prices have begun to stabilize, they still remain significantly lower than 2014 levels. Any future decline in international crude oil and natural gas prices will have a similar negative impact on our results of operations and financial condition. These fluctuations may also affect estimates of the amount of Mexico’s hydrocarbon reserves that we have the right to extract and sell, which could affect our future production levels. See “—Risk Factors Related to our Relationship with the Mexican Government—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Changes in Exposure to Main Risks—Market Risk—Hydrocarbon Price Risk” below.

However, beginning in early March of 2020, the market experienced a precipitous decline in oil prices. This decline occurred in response to a substantial decline in demand for oil due to the economic impacts of the COVID-19 pandemic, which caused an oversupply and in turn insufficient global storage capacity. The Mexican crude oil export price averaged U.S. $40.91 per barrel for the three month period ended March 31, 2020 and reached an unprecedented low of negative U.S. $7.33 per barrel on April 28, 2020. Prices continue to display significant volatility both in reaction to the COVID-19 pandemic and actions taken by other oil producing countries.

On April 12, 2020, OPEC and other non-OPEC oil exporting countries, including, among others, Mexico and Russia, reached an agreement to reduce world crude oil supply. Pursuant to this agreement, these countries, which are known as OPEC+, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. During May, June, July, August, September, October and November 2020, we decreased our crude oil production to 1,676.6, 1,654.7, 1,647.3, 1,687.9, 1,697.8, 1,680.2 and 1,688.8 thousand barrels per day, respectively. In December 2020, we increased our crude oil production to 1,711.5 thousand barrels per day. Furthermore, as a result of the reduction in the demand and prices of oil and fuel caused by the COVID-19 pandemic, we revised our production target for 2021 from approximately 2.03 million barrels per day to 1.88 million barrels per day.

Any further or future production cuts or declines in international crude oil and natural gas prices will likely have a negative impact on our results of operations and financial condition. In addition, significant fluctuations may affect estimates of the amount of Mexico’s hydrocarbon reserves that we have the right to extract and sell, which could affect our future production levels. See “—Risk Factors Related to our Relationship with the Mexican Government—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions” below and “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Changes in Exposure to Main Risks—Market Risk—Hydrocarbon Price Risk.”

The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition.

Since December 2019, a novel strain of coronavirus (referred to as COVID-19) has spread throughout the world. On March 11, 2020, COVID-19 was categorized as a pandemic by the World Health Organization. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Mexico. Many countries around the world, including Mexico, are suffering significant economic and social crises as a result of the ongoing COVID-19 pandemic and measures taken to contain or mitigate it, which have had dramatic adverse consequences on demand, operations, supply chains and financial markets, as well as contributed to significant oil price volatility. While the nature and scope of the consequences to date are difficult to evaluate precisely, and their future course is impossible to predict with confidence, these events may continue for a sustained period of time.

The Mexican Government has adopted certain measures intended to help mitigate the spread of COVID-19 in Mexico, including the introduction of a color-coded system that ranges from red to green and clarifies what level of activities are permitted depending on the percentage of local hospitalizations and the trend in positive COVID-19 cases. In the case of a red color, only essential activities are permitted. We cannot predict the range of future policies that may be enacted by the Mexican Government, or any other government, or the impact these policies will have on our business and operations. Our business operation is generally considered a strategic area as defined in Articles 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States or the Mexican Constitution). Certain of our operations have remained active during the pandemic – however, in accordance with our business continuity plan, we have limited our workforce’s access to our facilities, implemented alternating shifts and allowed a portion of our workforce to work remotely. In addition, we have implemented sanitizing measures to disinfect our facilities and the use of thermal cameras and other special equipment to monitor infection risks. Despite these precautions, a significant portion of our workforce has contracted COVID-19 and regrettably some of our employees have died. The COVID-19 pandemic, or any future pandemic or epidemic, has and may further impact the places where we operate or our workforce. In turn, this could significantly disrupt our operations and cause health restrictions to our workforce and, therefore, impact the operation of our facilities, including our platforms, refineries and terminals, among others. These conditions may adversely affect our business, results of operations and financial condition.

In addition to the operational impacts of the COVID-19 pandemic, international oil prices, oil products and natural gas are volatile and strongly influenced by conditions and expectations of world supply and demand. The COVID-19 pandemic has and will likely continue to cause a significant decrease in worldwide oil demand in 2021. The decrease in oil demand has led to significantly lower oil prices and, consequently, has significantly adversely affected our business, results of operations and financial condition. See “—Risk Factors Related to Our Operations—Crude oil, natural gas and petroleum products prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell” above, “Item 5—Overview” for further information about the impact on us of COVID-19 pandemic.

Given that the impact of the COVID-19 pandemic will likely continue for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. Further, it has had, and could continue to have accounting consequences, such as decreases in our revenues and the value of our inventories, foreign exchange losses, impairments of fixed assets, and affect our ability to operate effective internal control over financial reporting.

The extent to which COVID-19 or other health pandemics or epidemics may continue to impact Mexico, the Mexican economy and the global economy and, in turn, our business, results of operations and financial condition is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to:

•	the duration, scope, and severity of the COVID-19 pandemic;

•	ongoing reduced oil demand and oil price volatility;

•	the impact of travel bans, work-from-home policies, or shelter-in-place orders;

•	staffing shortages;

•	interest rate and inflation rate volatility;

•	general economic, financial, and industry conditions, particularly conditions relating to liquidity, financial performance, which may be amplified by the effects of COVID-19; and

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

In 2020, we discovered 11,022 illegal pipeline taps, as compared to 13,137 in 2019. In 2020, we estimate fuel theft averaged about 4,800 barrels per day. We are also subject to the risk that some of our employees may, or may be perceived to, be participating in the illicit market in fuels. In addition, our facilities are subject to the risk of sabotage, terrorism and blockades. The occurrence of incidents such as these related to the production, processing and transportation of oil and gas products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean-up and repair expenses, equipment damage and damage to our facilities, which in turn could adversely affect our business, results of operations and financial condition.

Our operations are supported by our information technology systems and therefore, cybersecurity plays a key role in protecting our operations. Cyber-threats and cyber-attacks are becoming increasingly sophisticated, coordinated and costly, and could be targeted at our operations or information systems. Consequently, we have established information security policies, in order to help us prevent, detect and correct vulnerabilities, contain and mitigate threats, reduce the possibilities of attacks and where appropriate, mitigate their impacts. On November 10, 2019, we detected a ransomware cyber-attack that targeted certain computer software applications. The cyber-attack did not affect the operational continuity of our business. Following the cyber-attack and in accordance with our protocols, we implemented remedial measures intended to contain the extent of the attack and preserve the integrity of our proprietary information. Additionally, we made complaints to the competent authority to investigate the causes and nature of the cyber-attack.

Although we have established an information security program, if the integrity of our information technology systems were to be compromised due to another cyber-attack, or due to the negligence or misconduct of our employees, our business operations could be disrupted or even paralyzed and our proprietary information could be lost or stolen. As a result of these risks, we could face, among other things, regulatory action, legal liability, damage to our reputation, a significant reduction in revenues, an increase in costs, a shutdown of operations, or loss of our investments in areas affected by such cyber-attacks, which in turn could have a material adverse effect on our reputation, results of operations and financial condition.

We purchase comprehensive insurance policies covering most of these risks; however, these policies may not cover all liabilities, and insurance may not be available in the market for some of the consequential risks. There can be no assurance that significant incidents will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we will not be held responsible for such incidents. The occurrence of a significant incident or unforeseen liability for us for which we are not fully insured or for which insurance recovery is significantly delayed could have a material adverse effect on our results of operations and financial condition. See “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Insurance.”

A continued decline in our proved hydrocarbon reserves and production could adversely affect our operating results and financial condition.

Some of our existing oil and gas producing fields are mature and, as a result, our reserves and production may decline as reserves are depleted. In years prior to 2019, the replacement rate for our proved hydrocarbon reserves has been insufficient to prevent a decline in our proved reserves. However, during 2020, our total proved reserves increased by 201.9 million barrels of crude oil equivalent, or 2.8%, after accounting for discoveries, extensions, revisions, and delimitations, from 7,182.0 million barrels of crude oil equivalent as of December 31, 2019 to 7,383.9 million barrels of crude oil equivalent as of December 31, 2020. See “Item 4—Information on the Company—Business Overview–– Exploration and Production––Reserves” for more information about the factors leading to this increase. Our reserve replacement ratio, or RRR, in 2020 was 119.7%, a small decrease from our RRR of 120.1% in 2019. However, while in 2019, our crude oil production decreased by 7.6%, in 2020, our crude oil production increased by 0.1%, primarily as a result of the increase in the new offshore fields Cahua, Cheek, Chejekbal, Hok, Mulach, Manik NW, Octli, Tlacame and in the onshore fields Teotleco, Sini, Tokal, Quesqui, Cibix and Ixachi. There can be no assurance however, that we will be able to stop or reverse the decline in our proved reserves and production, which at any moment could have an adverse effect on our business, results of operations and financial condition.

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

Changes in the economic, regulatory, business or political environment in Mexico or other markets where we operate, such as the liberalization of fuel prices or a significant decline in international crude oil and gas prices, among other factors, may result in the recognition of impairment charges in certain of our assets. Due to the decline in oil prices, we have performed impairment tests of our non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2018 and 2019, we recognized a net reversal of impairment of Ps. (21,419.0) million and an impairment of Ps. 31,283 million, respectively. As of December 31, 2020, we recognized an impairment in the amount of Ps. 36,354 million. See Note 13 to our consolidated financial statements for further information about the impairment of certain of our assets. Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting our operating results and financial condition.

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

We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. See “Item 4—Information on the Company—General Regulatory Framework.” Although we maintain policies and processes intended to comply with these laws, including the review of our internal control over financial reporting, we are subject to the risk that our management, employees, contractors or any person doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal benefit or of third parties to our detriment. This risk is heightened by the fact that we have a large number of complex, valuable contracts with local and foreign third parties. Although we have systems in place for identifying, monitoring and mitigating these risks, our systems may not be effective and we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our management, employees, contractors or any person doing business with us. Any failure—real or perceived—by our management, employees, contractors or any person doing business with us to comply with applicable governance or regulatory obligations could harm our reputation, limit our ability to obtain financing and otherwise have a material adverse effect on our business, financial condition and results of operations.

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

Our management has identified material weaknesses in our internal control over financial reporting for each of the last five years and has concluded that our internal control over financial reporting was not effective at December 31, 2020, which may have a material adverse result on our results of operation and financial condition.

Our management identified one material weaknesses in our internal control over financial reporting in 2020. For further information on the material weakness identified by our management in 2020, see “Item 15—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In light of the identified material weakness, our management concluded that our internal control over financial reporting was not effective at December 31, 2020. Although we are developing and implementing several measures to remedy these material weaknesses, we cannot be certain that there will be no other material weaknesses in our internal control over financial reporting in the future.

In addition, our management identified material weaknesses in our internal control over financial reporting in connection with the preparation of our consolidated financial statements as of and for each of the years ended December 31, 2015, 2016, 2017, 2018, 2019 and 2020. In light of the identified material weaknesses, our management concluded that our internal control over financial reporting was not effective at December 31 of each of those years. We disclosed the circumstances giving rise to these material weaknesses—which were generally different from one year to the next—in our annual reports on Form 20-F corresponding to each of those years. As of the date of this annual report, we believe that each of these material weaknesses has been remediated, except for those in 2019 and 2020 for which we are in the process of implementing the corresponding remediation actions. For more information, see “Item 15––Controls and Procedures––Management’s Annual Report on Internal Control over Financial Reporting”.

If our efforts to remediate the material weaknesses identified in 2020 are unsuccessful, we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. We cannot be certain that additional material weaknesses will not develop or be discovered in the future. There is also a risk that there could be accounting errors in our financial reporting, and we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered. Any of these occurrences could adversely affect our results of operation and financial condition.

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

As of December 31, 2019 and 2020, we had Ps. 151.6 billion (U.S. $8.0 billion) and Ps. 158.8 billion (U.S. $7.9 billion), respectively of variable rate indebtedness linked to LIBOR or other benchmark rates. In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced its intention to phase out the use of LIBOR by the end of 2023. In addition, other regulators have suggested reforming or replacing other benchmark rates. As there is not yet definitive information regarding the phase-out of LIBOR, we cannot currently predict the effect of the discontinuation, reform or replacement of LIBOR. However, the phase out of LIBOR and the discontinuation, reform or replacement of other benchmark rates may have an unpredictable impact on, or cause disruption to, the broader financial markets or borrowing costs to borrowers. These developments may in turn increase the cost of our variable rate indebtedness or otherwise have an adverse effect on our results of operations and financial condition.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain new financing and service our debt. Additionally, the Mexican Government in November 2015, February 2016 and September 2016 announced budget cuts in response to declines in international crude oil prices. Although the Mexican Government did not reduce our budget in 2017 and announced a budget increase in each of December of 2018 and 2019, given the ongoing impact of the COVID-19 pandemic on our business and the global economy, on July 14, 2020, the Board of Directors of Petróleos Mexicanos authorized the amendment of the 2020 budget for Petróleos Mexicanos and the subsidiary entities. This amendment decreased our budget revenue of Ps. 4.5 billion, which was offset by a net decrease in expenses by Ps. 21.0 billion, consisting of (1) a decrease in investment expenditure by Ps. 28.0 billion (including non-capitalizable maintenance), (2) an increase in operating expense of Ps. 7.0 billion and (3) an increase in financing cost of Ps. 16.5 billion. Further, the Mexican Government may reduce our budget in the future. Any new budget cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. See “—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us and it could limit our ability to satisfy our external debt obligations or could reorganize or transfer us or our assets” below.

In addition, many countries around the world, including Mexico, are suffering significant economic and social crises as a result of the ongoing COVID-19 pandemic as well as oil price volatility, and these events may continue for a sustained period of time. In addition to these economic effects, the COVID-19 pandemic has, and continues to adversely impact the places in which we operate and our workforce, and could significantly disrupt our operations. Given that the impact of the COVID-19 pandemic will likely continue for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. The extent to which COVID-19 or other health pandemics or epidemics may impact Mexico and the Mexican economy and, in turn, our results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

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

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. Presidential and federal congressional elections in Mexico were held on July 1, 2018. Mr. Andrés Manuel López Obrador, a member of the Movimiento Regeneración Nacional (National Regeneration Movement, or MORENA), was elected President of Mexico and took office on December 1, 2018, replacing Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). The current President’s term will expire on September 30, 2024. As of the date of this annual report, the MORENA party holds an absolute majority in the Cámara de Diputados (Chamber of Deputies). On June 6, 2021, intermediate elections will be held in Mexico to elect 500 members of the Chamber of Deputies. The newly elected members of the Chamber of Deputies will take office on September 1, 2021.

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

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the physical proximity and the high degree of economic activity between the two countries generally, including the trade facilitated by the United States-Mexico-Canada Agreement, or the USMCA, which was signed by the presidents of Mexico, the United States and Canada on November 30, 2018 and subsequently ratified by the legislatures of the three countries. As a result, political developments in the United States, including changes in the administration and governmental policies, can also have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets.

During 2020, our export sales to the United States amounted to Ps. 303.8 billion, representing 31.9% of total sales and 68.2% of export sales for the year. While the USMCA provides that exports of petrochemical products from Mexico to the United States will continue to enjoy a zero-tariff rate, any shift in the trade relationships between Mexico and the United States and Canada as a result of the implementation of the USMCA could require us to renegotiate our contracts or lose business, resulting in a material adverse impact on our business and results of operations.

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

The adjustments to our annual budget mentioned above may compromise our ability to develop the reserves assigned to us by the Mexican Government and to successfully compete with other oil and gas companies that may enter the Mexican energy sector. See “Item 4—General Regulatory Framework” for more information about the Mexican Government’s authority with respect to our budget. In addition, the Mexican Government’s control over us could adversely affect our ability to make payments under any securities issued by Petróleos Mexicanos. Although we are wholly owned by the Mexican Government, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. See “—Risk Factors Related to our Relationship with the Mexican Government—Our financing obligations are not guaranteed by the Mexican Government” below.

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

We are required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit our ability to make capital investments. For the year ended December 31, 2020, our total taxes and duties were Ps. 185.6 billion, or 19.5% of our sales revenues in the form of taxes and duties, which constituted a substantial portion of the Mexican Government’s revenues. On April 21, 2020, the Mexican Government, through a presidential decree, granted us a reduction in our tax burden equal to Ps. 65.0 billion for 2020 via a tax credit applicable to the Derecho por la Utilidad Compartida (Profit-sharing Duty or “DUC”). During 2020, we applied this tax credit in the amount of Ps. 65.0 billion. On February 19, 2021, the Mexican Government, through a presidential decree, granted us a reduction in our tax burden equal to Ps. 73.3 billion for 2021 via a tax credit applicable to the Profit-sharing Duty.

In addition, we are generally required, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend to the Mexican Government. We were not required to pay a state dividend in 2016, 2017, 2018, 2019 and 2020, and we will not be required to pay a state dividend in 2021. See “Item 8—Financial Information—Dividends” for more information. Although the Mexican Government has on occasion indicated a willingness to reduce its reliance on payments made by us and recent changes to the fiscal regime applicable to us are designed in part to reduce such reliance by the Mexican Government, we cannot provide assurances that we will not be required to continue to pay a large proportion of our sales revenue to the Mexican Government. See “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime.” In addition, the Mexican Government may change the applicable rules in the future.

The Mexican Government has entered into agreements with other nations to limit production.

Although Mexico is not a member of OPEC, from time to time it enters into agreements with OPEC and non-OPEC countries to reduce global crude oil supply. On April 12, 2020, Mexico entered into an agreement with OPEC+ whereby it agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. During 2020, the average crude oil production (including condensates and not including production from partners) for January through April 2020 reached 1,736 thousand barrels per day. Crude oil production from May through December 2020 averaged 1,662 thousand barrels per day. We do not control the Mexican Government’s international affairs and the Mexican Government could enter into further agreements with OPEC, OPEC+ or other countries to reduce our crude oil production or exports in the future. A reduction in our oil production or exports may have an adverse effect on our business, results of operations and financial condition. For more information, see “Item 4—Trade Regulation, Export Agreements and Production Agreements.”

The Mexican nation, not us, owns the hydrocarbon reserves located in Mexico and our right to continue to extract these reserves is subject to the approval of the Secretaría de Energía (Ministry of Energy or SENER).

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

Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. For more information, see “—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our income, adjustments to our capital expenditures budget and our inability to obtain financing may limit our potential to make capital investments” below.

Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves set forth in this annual report is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. Downward revisions in our reserve estimates could lead to lower future production, which could have an adverse effect on our results of operations and financial condition. See “—Risk Factors Related to Our Operations—Crude oil, natural gas and petroleum products prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell” above. We revise annually our estimates of hydrocarbon reserves that we are entitled to extract and sell, which may result in material revisions to these estimates. Our ability to maintain our long-term growth objectives for oil production depends on our ability to successfully develop our reserves, and failure to do so could prevent us from achieving our long-term goals for growth in production.

The Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission, or “CNH”) has the authority to review and approve our estimated hydrocarbon reserves estimates and may require us to adjust these estimates. A request to adjust these reserves estimates could result in our inability to prepare our consolidated financial statements in a timely manner. This could adversely impact our ability to access financial markets, obtain contracts, assignments, permits and other government authorizations necessary to participate in the crude oil and natural gas industry, which, in turn, could have an adverse effect on our business, results of operations and financial condition.

We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our income, adjustments to our capital expenditures budget and our inability to obtain financing may limit our potential to make capital investments.

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

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. As a result of these price controls, we have not been able to pass on all of the increases in the prices of our product purchases to our customers in the domestic market when the peso depreciates in relation to the U.S. dollar. A depreciation of the peso increases our cost of oil and gas products, without a corresponding increase in our revenues unless we are able to increase the price at which we sell products in Mexico.

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

HISTORY AND DEVELOPMENT

We are the largest company in Mexico according to the July 2020 edition of Expansión magazine, and according to the November 13, 2020 issue of Petroleum Intelligence Weekly, we were the eleventh largest crude oil producer and the twentieth largest oil and gas company in the world based on data from the year 2019.

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

Corporate Structure

As of December 31, 2020, the principal lines of business of the subsidiary entities are as follows:

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

Each of these subsidiary entities is a legal entity empowered to own property and carry on business in its own name and has technical and operational autonomy, subject to the central coordination and strategic direction of Petróleos Mexicanos.

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

Prior to January 1, 2021, Pemex Fertilizantes (Pemex Fertilizers) operated as additional productive state-owned subsidiary. On January 12, 2021, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Extinción de Pemex Fertilizantes (Declaration of Extinction of Pemex Fertilizers), which was published in the Official Gazette of the Federation on January 27, 2021 and became effective on January 1, 2021. As of January 1, 2021, all of the assets, liabilities, rights and obligations of Pemex Fertilizers were assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Fertilizers. Pemex Fertilizers was in turn dissolved effective as of January 1, 2021.

Capital Expenditures

The following table shows our capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2020, as well as the budget for these expenditures for 2021. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS. The following table presents our capital expenditures made or expected to be made by each productive state-owned subsidiary.

Capital Expenditures and Budget by Subsidiary

	Year ended December 31,						Budget
	2018		2019		2020		2021(1)
	(in millions of pesos)(2)
Pemex Exploration and Production	Ps.	71,107	Ps.	98,763	Ps.	107,149	Ps.	179,275
Pemex Industrial Transformation(3)		17,026		8,953		11,991		11,652
Pemex Logistics		5,042		2,118		2,955		3,193
Pemex Drilling and Services(4)		1,388		738		n.a.		n.a.
Pemex Ethylene(5)		975		164		n.a.		n.a.
Pemex Fertilizers(6)		331		203		175		n.a.
Petróleos Mexicanos		893		189		205		375

Total capital expenditures	Ps.	96,762	Ps.	111,127	Ps.	122,476	Ps.	194,495

Note: Numbers may not total due to rounding.

n.a.: Not applicable.

(1)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.
(2)	Figures are stated in nominal pesos.
(3)

Figures reflect a decrease caused by a budget adjustment authorized by the Board of Directors of Petróleos Mexicanos in accordance with resolution CA-050/2019 in special meeting 942. This budget adjustment reclassified the capital expenditures of the new Dos Bocas refinery from investment in property, plant and equipment to financial investment corresponding to Ps. 4,560 million in 2019 and Ps. 34,941 million in 2020 and a budget of Ps. 45,050 million in 2021.

(4)

Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production.

(5)	Prior to July 1, 2019, Pemex Ethylene operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Ethylene was merged into Pemex Industrial Transformation.
(6)	Prior to January 1, 2021, Pemex Fertilizers operated as an additional productive state-owned subsidiary. As of January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation.

Source: Petróleos Mexicanos.

The following table shows our capital expenditures, excluding non-capitalizable maintenance, by segment for the years ended December 31, 2019 and 2020 and the budget for these expenditures in 2021.

Capital Expenditures by Segment

	Year ended December 31,				Budget
	2019		2020		2021(1)
	(millions of pesos)(2)
Exploration and Production	Ps.	98,763	Ps.	107,149	Ps.	179,275
Industrial Transformation
Refining(3)		8,409		10,878		7,000
Gas and Aromatics		489		976		2,072
Ethylene (4)		55		137		2,380
Fertilizers (5)		n.a.		n.a.		200

Total		8,953		11,991		11,652
Logistics		2,118		2,955		3,193
Drilling and Services (6)		738		n.a.		n.a.
Ethylene (4)		164		n.a.		n.a.
Fertilizers (5)		203		175		n.a.
Corporate and other Subsidiaries		189		205		375

Total Capital Expenditures	Ps.	111,127	Ps.	122,476	Ps.	194,495

Note: Numbers may not total due to rounding.

n.a.: Not applicable.

(1)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.
(2)	Figures are stated in nominal pesos.
(3)

Figures reflect a decrease caused by a budget adjustment authorized by the Board of Directors of Petróleos Mexicanos in accordance with resolution CA-050/2019 in special meeting 942. This budget adjustment reclassified the capital expenditures of the new Dos Bocas refinery from investment in property, plant and equipment to financial investment corresponding Ps. 4,560 million in 2019 and Ps. 34,941 million in 2020 and a budget of Ps. 45,050 million in 2021.

(4)	Prior to July 1, 2019, Pemex Ethylene operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Ethylene was merged into Pemex Industrial Transformation.
(5)	Prior to January 1, 2021, Pemex Fertilizers operated as an additional productive state-owned subsidiary. As of January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation.
(6)

Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production.

Source: Petróleos Mexicanos.

Capital Expenditures Budget

Capital expenditures and budget by project are described under each segment below in this Item 4.

The weighted average Mexican crude oil export price for 2020 was U.S. $35.82 per barrel. Based on its estimate that the weighted average Mexican crude oil export price would be U.S. $42.10 per barrel, the Mexican Congress approved a 2021 budget of Ps. 544.6 billion, including operational expenses, which would represent a budget shortfall of Ps. 92.7 billion for the year of 2021. Despite this budget shortfall, our management expects that we will be able to maintain our medium- and long-term growth plans without the need to incur indebtedness beyond the amount included in our approved financing program for 2021 of Ps. 44.9 billion because our financial balance projections consider additional actions, such as implementation of optimization measures and further investment in new projects that we expect will contribute to the generation of increased revenues. The budget was based on the guiding principles of: stabilizing our crude oil and gas production levels in the medium and long-term; maintaining the industrial safety and reliability of our facilities; taking advantage of our ongoing contracts with third parties; and meeting our labor and financial obligations.

Our budget for 2021 includes a total of Ps. 352.7 billion for capital expenditures, including Ps. 110.6 billion for non-capitalizable maintenance and Ps. 47.6 billion for financial investment. The financial investment budget includes Ps. 45.1 billion in capital contributions to our subsidiary company PTI Infraestructura de Desarrollo, S.A. de C.V. for the construction of our new refinery in Dos Bocas, Paraíso, Tabasco and Ps. 2.5 billion in capital contributions to the subsidiaries of our fertilizers business line. Our net capital expenditures budget is Ps. 194.5 billion. We expect to direct Ps. 179.3 billion (or 92.2%) to exploration and production programs in 2021. This investment in exploration and production activities reflects our focus on maximizing the potential of our hydrocarbon reserves and our most productive projects. In addition, in 2021 we expect to direct Ps. 11.7 billion (or 6.0%) to our industrial transformation segment. We continuously review our capital expenditures portfolio in accordance with our current and future business plans.

Our main objectives for upstream investment are to maximize our long-term economic value, and to increase and improve the quality of the oil and gas reserves assigned to us, enhance Pemex Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and compliance with environmental regulations. Our 2021 budget objectives include maintaining crude oil production at levels sufficient to satisfy domestic demand and have a surplus available for export and maintaining natural gas production levels.

Our downstream investment program seeks to increase our refining capacity, to improve the quality of our product selection and the reliability of our logistics and distribution services, to achieve a level of efficiency comparable to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Our exploration and production segment operates through the productive state-owned subsidiary Pemex Exploration and Production and explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital expenditures in exploration and production activities increased by 8.5% in 2020. As a result of these investments, our total hydrocarbon production reached a level of approximately 883.8 million barrels of oil equivalent in 2020. Further, our crude oil production increase by 0.1% from 2019 to 2020, averaging 1,686.3 thousand barrels per day in 2020, primarily as a result of the development of our new offshore fields Cahua, Cheek, Chejekbal, Hok, Mulach, Manik NW, Octli and Tlacame, the development of our onshore fields Teotleco, Sini, Tokal, Quesqui, Cibix and Ixachi and workovers, improvements and diversification of artificial systems at our other onshore fields that helped maintain production levels.

Our natural gas production (excluding natural gas liquids) decreased 1.1% from 2019 to 2020, averaging 4,761.6 million cubic feet per day in 2020. This decrease in natural gas production resulted primarily from the decreased volumes in the Burgos, Crudo Ligero Marino, Ixtal-Manik, Integral Veracruz Basin, Cactus-Sitio Grande, Integral Macuspana Basin and Ogarrio-Sánchez Magallanes projects. Exploration drilling activity decreased by 26.1% from 2019 to 2020, from 23 exploratory wells completed in 2019 to 17 exploratory wells completed in 2020. Development drilling activity decreased by 16.2% from 2019 to 2020, from 198 development wells completed in 2019 to 166 development wells completed in 2020. In 2020, we completed the drilling of 183 wells in total. In 2020, our exploration drilling activity was focused on the shallow waters of the Gulf of Mexico and onshore regions and the development drilling activity was focused on increasing the production of crude oil and associated gas at new offshore fields (including Cahua, Cheek, Chejekbal, Hok, Mulach, Manik NW, Octli and Tlacame) and at onshore fields (including Teotleco, Sini, Tokal, Quesqui, Cibix and Ixachi).

In advance of 2020, we planned to invest in four new developments, all of them in shallow water, and continue with the development of the other 22 fields we have been developing since 2019. During 2020, we incorporated the Teca, Tlamatini, Itta, and Xolotl shallow water fields into our development plan, bringing our total investment in new developments to 26 fields, 22 in shallow water and four onshore fields. As of December 31, 2020, we had begun production in 13 of these 26 fields. These 13 fields had an average production of 77.8 thousand barrels per day of crude oil and 200.7 million cubic feet per day of natural gas in 2020.

Our primary objectives for 2021 include: (i) strengthening our financial condition; (ii) ensuring our sustainability by accelerating the incorporation of hydrocarbon reserves; and (iii) adapting and modernizing our production infrastructure. We aim to meet these objectives through the following strategies: (1) accelerating the incorporation of hydrocarbon reserves by prioritizing our exploration activities onshore, in conventional shallow waters and in adjacent blocks; (2) accelerating secondary and enhanced recovery processes to increase the recovery factor for hydrocarbon reserves in our mature fields; (3) expediting the development of newly discovered fields; (4) prioritizing and developing activities that improve the reclassification of possible and probable reserves into proved reserves; (5) increasing our production of non-associated gas and (6) enhancing our operations efficiency and optimizing our exploration and production costs.

Entering 2021, our production goals include producing crude oil at a level of approximately 1,876.7 thousand barrels per day and maintaining natural gas production above 5,335.1 million cubic feet per day. We aim to meet these production goals through exploration and development activities, increasing inventory reserves through new discoveries and reclassifications and managing the decline in field production by focusing our exploration and production activities in areas where we have greater experience and higher historical success rates, such as secondary and tertiary recovery systems. In addition, we intend to reallocate resources away from deep-water projects, which tend to be expensive and long-term activities, and towards shallow water and onshore projects, which have the potential for near-term results. We plan to continue the development of 26 new fields in 2021. 22 of which are in shallow waters, 18 of which are the original fields we began to develop in 2019 and 4 were added in 2020. Four of these fields are onshore and have been in development since 2019. We expect that these 26 fields will be able to produce an aggregate of up to 320.9 thousand barrels per day of crude oil during 2021.

Industrial Transformation

Our industrial transformation segment is comprised of four principal activities: (i) refining, (ii) gas and aromatics, (iii) ethylene and derivatives and (iv) fertilizers, since January 1, 2021:

Refining

Pemex Industrial Transformation converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. We also distribute and market most of these products throughout Mexico. During 2020, atmospheric distillation refining capacity remained stable at 1,640.0 thousand barrels per day.

In 2020, crude oil processing by the National Refining System registered a slight of decrease 0.2%, from 592.0 thousand barrels per day in 2019 to 590.6 thousand barrels per day in 2020. Pemex Industrial Transformation produced 596.4 thousand barrels per day of refined products in 2020, a 4.7% decrease as compared to 625.6 thousand barrels per day in 2019. These decreases were mainly due to the fact that we carried out repairs beyond those originally scheduled under the National Refining System rehabilitation program, together with operational and reliability in our units.

Our primary goals for 2021 include: (i) continuing maintenance and repair activities pursuant to the National Refining System rehabilitation program, (ii) restoring the reliability of our assets, (iii) improving the efficiency and stabilization of crude oil process and (iv) increasing the production of high-value fuels.

Gas and Aromatics

Pemex Industrial Transformation processes wet natural gas to produce dry natural gas, ethane, liquefied petroleum gas (LPG) and other natural gas liquids, along with aromatic derivatives chain products such as toluene, benzene and xylene. In 2020, our total sour natural gas processing capacity remained at 4,523.0 cubic feet per day.

In 2020, as a result of reduced availability of wet gas from Pemex Exploration and Production, we processed 2,765.4 million cubic feet of wet natural gas per day, a 2.2 % decrease as compared to 2,826.3 million cubic feet per day in 2019. In 2020, we produced 207.4 thousand barrels per day of natural gas liquids, a 6.3% decrease as compared to 221.3 thousand barrels per day in 2019. In 2020, we also produced 2,245.2 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90.0%), a 2.6% decrease as compared 2,305.0 million cubic feet per day in 2019. In 2020, we produced 336.4 thousand tons of aromatics and derivatives, a 63.4% decrease as compared to 919.6 thousand tons in 2019. This decrease in aromatics and derivatives production was mainly due to the shutdown of our Ciclo de Reformado Catalítico (Catalytic Reforming Cycle) plant, due to operational difficulties in the delivery of steam and electricity to the plant.

Our primary goal for 2021 is to improve the utilization of our complex gas processors.

Ethylene and Derivatives

Pemex Industrial Transformation produces, distributes and markets ethane and propylene derivatives. In 2020, we produced a total of 1,146.8 thousand tons of petrochemical products, a 28.8% decrease from the 1,610.8 thousand tons of petrochemical products produced in 2019. This decrease was mainly due to limited operating capacity at our units because of problems with auxiliary services, operational failures and an unscheduled reduction in the commercialization of monoethylene glycol caused by a decrease in the prices of monoethylene glycol as the result of an oversupply in the international market, due to which we elected to reduce production.

Our ethylene segment leverages the integration of the ethane production chain to manufacture several petrochemical products, including:

•	ethane derivatives, such as ethylene, polyethylene, ethylene oxide and glycols;

•	propylene and derivatives; and

•	other products, including, but not limited to, oxygen, nitrogen, hydrogen and butadiene.

The primary goals for our ethylene and derivatives segment in 2021 are to increase the usage of our installed capacity of ethylene and derivatives units through rehabilitation and technological improvements and to increase the availability of raw material.

Fertilizers

Prior to January 1, 2021, Pemex Fertilizers operated as an additional productive state-owned subsidiary. As of January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. Therefore, our fertilizers segment operated through the productive state-owned subsidiary Pemex Fertilizers until December 31, 2020, and operates through the productive state-owned subsidiary Pemex Industrial Transformation as of January 1, 2021 as a line of business.

Our fertilizers business integrates the ammonia production chain up to the point of sale of fertilizers, including agricultural and industrial nitrates, phosphate fertilizers and acids, which are produced by Grupo Fertinal, S.A. de C.V. Our subsidiary Pro-Agroindustria, S.A. de C.V. began to intermittently produce urea beginning in April 2020. Pro-Agroindustria, S.A. de C.V. ceased operations in the second half of December 2020 due to interruption in the supply of raw materials.

Our primary goal for 2021 is to leverage the synergies created by our merger into Pemex Industrial Transformation to reduce costs and reactivate our ammonia production. In particular, we aim to maintain reliable fertilizer production and strengthen our fertilizer business through maintenance to our ammonia VI plant, our storage units and our distribution terminals, as well as to address certain critical risks related to our operations.

Logistics

Our logistics segment operates through the productive state-owned subsidiary Pemex Logistics and provides land, maritime and pipeline transportation, storage and distribution services to some of our subsidiaries and other companies, including Tesoro México Supply & Marketing, S. de R.L. de C.V. (a subsidiary of Marathon Petroleum Corporation), which we refer to as Tesoro, local gas stations and distributors.

During 2020, we injected 1,140.6 thousand barrels per day of crude oil and petroleum products into our pipelines, representing a 12.2% decrease as compared to 2019 when we injected approximately 1,299.4 thousand barrels per day, mainly due to controlled operations aimed at reducing fuel theft in our pipeline transportation systems in accordance with our strategy to combat fuel theft and the decrease in sales as a result of the COVID-19 pandemic.

During 2020, we injected 134.2 thousand barrels per day of LPG, representing a 1.1% increase as compared to the 132.7 thousand barrels per day of LPG injected in 2019, due to an increase in the transportation of liquid gas by pipelines. Additionally, we injected 3.8 thousand barrels per day of petrochemicals in 2020, a decrease of 11.6% as compared to the 4.3 thousand barrels per day we injected in 2019. This decrease was mainly due to decreased requirements for isobutane at the Minatitlán and Salina Cruz refineries.

In 2020, we transported a total of 1,804.3 thousand barrels per day of petroleum products: 1,278.7 thousand barrels per day (70.9%) were injected by pipeline systems, 361.4 thousand barrels per day (20.0%) were transported by land transport and the remaining 164.2 thousand barrels per day (9.1%) were transported by tankers.

International Trading

The international trading segment provides us with international trading, distribution, risk management, insurance and transportation services. This segment operates through P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) and Mex Gas International, S.L. (which, together with the PMI Subsidiaries, we collectively refer to as the Trading Companies). Certain of the Trading Companies sell, buy and transport crude oil, refined products and petrochemicals in world markets, and provide related risk management, insurance, transportation and storage services. The Trading Companies have offices in Mexico City, Houston and Singapore. Export sales are made through PMI to major customers in various foreign markets.

In 2020, our crude oil exports increased in volume by 1.5%, from 1,103.3 thousand barrels per day in 2019 to 1,119.9 thousand barrels per day in 2020. Natural gas imports decreased by 11.7% in 2020, from 965.9 million cubic feet per day in 2019 to 853.1 million cubic feet per day in 2020. In 2020, our exports of petrochemical products decreased by 44.1%, from 71.9 thousand metric tons in 2019 to 40.2 thousand metric tons in 2020, and our imports of petrochemical products decreased by 56.0%, from 877.3 thousand metric tons in 2019 to 386.0 thousand metric tons in 2020. In 2020, our exports of other petroleum products and liquefied petroleum gas increased by 54.4%, from 82.3 thousand barrels per day in 2019 to 127.1 thousand barrels per day in 2020, and our imports of other petroleum products and liquefied petroleum gas decreased by 34.7%, from 302.5 thousand barrels per day in 2019 to 197.4 thousand barrels per day in 2020. As a major supplier of crude oil to the United States, our international trading segment’s crude oil exports to the United States totaled U.S.$8.7 billion in 2020, a decrease of U.S. $3.9 billion with respect to 2019.

Infrastructure of PEMEX

Exploration and Production

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2020, we completed 13,795 exploration and development wells. During 2020, our average success rate for exploratory wells was 35.3%, a 16.9% decrease as compared to 2019 and our average success rate for development wells was 95.2%, a 1.3% increase as compared to 2019. From 2016 to 2020, we discovered 20 new crude oil fields. We discovered three of these new crude oil fields during 2020, bringing the total number of our producing fields to 313 at the end of 2020.

Our 2020 exploration program was comprised of exploration in both onshore regions and offshore regions in the waters of the Gulf of Mexico. These exploratory activities yielded 130.6 million barrels of oil equivalent of proved reserves resulting from the discovery of three oil producing fields and three reservoirs in existing fields, as well as from the drilling of three appraisal wells in existing fields. In addition, we discovered a new reservoir at one of the fields.

The following table summarizes our drilling activity for the five years ended December 31, 2020, all of which occurred in Mexican territory.

	Year ended December 31,
	2016		2017		2018		2019		2020
Wells initiated(1)	93		70		166		182		157
Exploratory wells initiated(1)	23		22		28		32		28
Development wells initiated(1)	70		48		138		150		129
Wells drilled(2)	149		79		162		221		183
Exploratory wells	21		24		19		23		17
Productive exploratory wells(3)	6		10		5		12		6
Dry exploratory wells	15		14		14		11		11
Success rate %	29		42		26		52		35
Development wells	128		54		143		198		166
Productive development wells	110		50		137		186		158
Dry development wells	18		4		6		12		8
Success rate % (4)	86		93		96		94		95
Producing wells (annual averages)	8,749		6,699		7,671		7,400		6,326
Marine region	539		443		519		520		517
Southern region	1,244		931		1,029		1,012		855
Northern region	6,966		5,325		6,123		5,868		4,954
Producing wells (at year end)(5)	8,073		8,194		6,946		6,945		6,303
Crude oil	4,912		4,956		4,321		4,323		3,949
Natural gas	3,161		3,238		2,625		2,622		2,354
Producing fields	405		398		356		319		313
Marine region	43		43		43		43		49
Southern region	88		91		83		76		76
Northern region	274		264		230		200		188
Drilling rigs	110		83		84		84		84
Kilometers drilled	330		280		455		646		638
Average depth by well (meters)	3,655		3,639		2,808		2,870		3,486
Discovered fields(6)	1		3		4		3		2
Crude oil	1		1		4		—		2
Natural gas	—		2		—		—		—
Gas and condensate	—		—		—		3		—
Average crude oil and natural gas output by well (barrels of oil equivalent per day)	348		291		329		327		382
Total developed acreage (km2)(7)	7,017	(8)	6,886	(8)	6,923	(8)	7,077	(8)	7,419	(8)

Total undeveloped acreage (km2)(7)	712	(8)	620	(8)	607	(8)	603	(8)	616	(8)

Note: Numbers may not total due to rounding.

(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes wells abandoned due to mechanical failure.
(4)	Excludes injector wells.
(5)	Figures include fractional interests obtained pursuant to joint ventures and associations.
(6)

Includes: (i) new fields with proved reserves (Paki and Xolotl); (ii) one new field without proved reserves (Camatl); and (iii) three new reservoirs discovered in the existing fields (Cibix, Terra and Pokche).

(7)	Figures include fractional interests obtained pursuant to joint ventures and associations.
(8)	These values relate only to our current assignments.

Source: Pemex Exploration and Production.

Extensions and Discoveries

During 2020, our exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of three new fields (Camatl, Paki and Xolotl). Additionally, three new reservoirs were discovered in the existing fields Cibix, Terra and Pokche. In addition, extension activities in our Pokche, Ixachi and Quesqui fields led to the incorporation of additional reserves. Together, these extensions and discoveries led to the incorporation approximately 130.6 million barrels of oil equivalent.

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

Proved reserves estimates as of December 31, 2020 were prepared by our exploration and production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of our oil and gas reserves. In addition, pursuant to the Lineamientos que Regulan los Procedimientos de Cuantificación y Certificación de Reservas de la Nación (Guidelines for Regulating the Nation’s Reserves Quantification and Certification Procedures), the CNH reviewed the proved reserves reports estimates as of December 31, 2020 and approved them on April 20, 2021. However, as of the date of this report, the CNH has not published the resolution. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government— Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.”

We estimate reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the Society of Petroleum Engineers’ (which we refer to as the SPE) publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated June 25, 2019 and other SPE publications, as amended, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

•	experience in the area;

•	stage of development;

•	quality and completeness of basic data; and

•	production and pressure histories.

Reserves data set forth herein represent only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate. See “Item 3—Key Information—Risk Factors”

During 2020, we did not record any material increase in our proved oil and gas reserves as a result of the use of new technologies.

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

In addition to this internal review process, our exploration and production segment’s final reserves estimates are audited by independent engineering firms. Four independent engineering firms audited our estimates of proved reserves as of December 31, 2020 or January 1, 2021, as applicable. Netherland Sewell, DeGolyer and MacNaughton, GLJ and Sproule (we refer to these firms together as the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 97.8 % of our estimated proved reserves. The remaining 2.2% of our estimated proved reserves consisted mainly of reserves located in certain areas that have been shared with third parties. Netherland Sewell audited the reserves in the Cantarell, Ku-Maloob-Zaap, Cinco Presidentes and Macuspana-Muspac business units, DeGolyer and MacNaughton audited the reserves in the Poza Rica-Altamira, Abkatún-Pol-Chuc and Litoral de Tabasco business units, GLJ audited the reserves in the Burgos, Veracruz, Bellota-Jujo and Samaria-Luna business units and Sproule audited the reserves of fields recently added to our inventory registry. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data that we have provided; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of some of our fields; (3) economic analysis of fields; and (4) review of our production forecasts and reserves estimates.

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

Our total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants increased by 1.3% in 2020, from 5,960.6 million barrels in 2019 to 6,041.0 million barrels in 2020. This increase was due to discoveries, developments, delineations and revisions of our proved reserves, in particular the addition of the Kayab and Pit assignments to our inventory of reserves, as well as variations in the Akal and Suuk fields and the discovery of the Camatl, Paki and Xolotl oil fields. Our proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants increased by 0.5% in 2020, from 3,585.0 million barrels in 2019 to 3,603.4 million barrels in 2020. The amount of our proved reserves of crude oil, condensate and liquefiable hydrocarbon reserves added in 2020 was sufficient to offset the level of production in 2020, which amounted to 694.8 million barrels of crude oil, condensates and liquefiable hydrocarbons.

Our total proved developed and undeveloped dry gas reserves increased by 10.0% in 2020, from 6,351.7 billion cubic feet at December 31, 2019 to 6,984.2 billion cubic feet at December 31, 2020. Our proved developed dry gas reserves increased by 8.7% in 2020, from 3,608.5 billion cubic feet at December 31, 2019 to 3,922.3 billion cubic feet at December 31, 2020. This increase was principally due to an increase in proved developed dry gas reserves of the Poza Rica, Burgos and Abkatún-Pol-Chuc fields. The amount of dry gas reserves added in 2020 was sufficient to offset the level of production in 2020, which amounted to 818.7 billion cubic feet of dry gas. Our proved undeveloped dry gas reserves increased by 11.6% in 2020, from 2,743.1 billion cubic feet at December 31, 2019 to 3,061.9 billion cubic feet at December 31, 2020. This increase was principally due to an increase in proved undeveloped dry gas reserves of the Poza Rica, Burgos and Abkatún-Pol-Chuc fields.

During 2020, our exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of three new fields: the Camatl, Paki and Xolotl crude oil fields. Three new reservoirs were also discovered in our existing fields: Cibix, Terra and Pokche. In addition, extension activities in our Pokche, Ixachi and Quesqui fields led to the incorporation of additional proved reserves. Together, these extensions and discoveries led to the incorporation of approximately 130.6 million barrels of oil equivalent.

In 2020, our proved reserves increased by 1,019.9 million barrels of oil equivalent due to reclassifications, development, revisions and discoveries.

The following three tables of crude oil and dry gas reserves set forth our estimates of our proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2020

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	3,603.4	3,922.3
Proved undeveloped reserves	2,437.6	3,061.9

Total proved reserves	6,041.0	6,984.2

Note: Numbers may not total due to rounding

(1)	We do not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)

Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2016	2017	2018	2019	2020
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	7,977	7,219	6,427	5,786	5,961
Revisions(2)	189	(95)	22	784	651
Extensions and discoveries	(55)	147	140	78	97
Production	(891)	(805)	(743)	(688)	(695)
Farm-outs and transfer of E&P contracts and fields due to CNH bidding process	—	(38)	(59)	—	27

At December 31	7,220	6,428	5,786	5,961	6,041

Proved developed reserves at December 31	4,886	4,166	3,588	3,585	3,603
Proved undeveloped reserves at December 31	2,333	2,261	2,198	2,376	2,438

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)

Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and the effect of changes in hydrocarbon prices.

Source: Pemex Exploration and Production.

Dry Gas Reserves

	2016	2017	2018	2019	2020
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	8,610	6,984	6,593	6,370	6,352
Revisions(1)	(183)	169	3	656	1,240
Extensions and discoveries	(308)	468	809	196	176
Production(2)	(1,134)	(999)	(887)	(870)	(819)
Farm-outs and transfer of E&P contracts and fields due to CNH bidding process	—	(29)	(148)	—	35

At December 31	6,984	6,593	6,370	6,352	6,984

Proved developed reserves at December 31	4,513	4,026	3,380	3,609	3,922
Proved undeveloped reserves at December 31	2,471	2,567	2,990	2,743	3,062

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

Source: Pemex Exploration and Production.

The following table sets forth, as of December 31, 2020, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 95.0% of our proved reserves.

	Reserves			Number of Producing Wells	Number of Undeveloped Locations(2)
Field	Proved(1)	Developed(1)	Undeveloped(1)
	(in millions of barrels of oil equivalent)
Ku-Maloob-Zaap	1,256.8	999.6	257.2	173	31
Ayatsil	1,028.3	521.4	506.9	26	21
Akal	659.3	659.3	0.0	67	0
Ixachi	633.9	210.8	423.1	8	18
Aceite Terciario del Golfo (3)	630.8	108.8	522.0	1,328	3,160
Balam (5)	185.5	153.7	31.8	16	5
Kayab	178.7	0.0	178.7	0	26
Pit	152.3	0.0	152.3	0	13
Quesqui	151.9	29.8	122.1	2	11
Antonio J. Bermudez (4)	123.8	79.0	44.8	179	24
Onel	107.6	107.6	0.0	19	0
Ek (5)	94.5	43.7	50.8	15	6
Pokche	78.6	8.2	70.4	0	8
Suuk	70.7	0.0	70.7	0	6
Santuario-El Golpe	67.5	24.4	43.1	30	n.a.
Tekel	60.9	0.0	60.9	0	8
Lakach	60.3	0.0	60.3	0	3
Teotleco	57.4	51.6	5.8	11	1
Tamaulipas Constituciones	54.1	33.6	20.5	256	87
Jujo-Tecominoacán	53.8	46.4	7.4	19	5
Xanab	51.0	51.0	0.0	3	0
Tizón	48.7	48.7	0.0	9	0
Yaxché	47.7	34.4	13.3	0	4
Arenque	42.7	34.2	8.5	15	2
Utsil	41.9	0.0	41.9	0	8
Ébano	38.5	13.3	25.2	103	n.a.
Etkal	37.6	19.1	18.6	2	2
Nejo	36.8	25.7	11.1	30	61
Xux	35.7	35.7	0.0	10	0
Sihil	29.1	29.1	0.0	16	0

	Reserves			Number of Producing Wells	Number of Undeveloped Locations(2)
Field	Proved(1)	Developed(1)	Undeveloped(1)
	(in millions of barrels of oil equivalent)
Ayín	28.5	0.0	28.5	0	4
Sini	25.4	25.4	0.0	7	0
Giraldas	25.2	25.2	0.0	8	0
Poza Rica	25.1	17.3	7.7	192	23
Eltreinta	25.1	21.6	3.5	16	3
Madrefil	25.1	19.7	5.4	7	2
Tlacame	24.1	22.7	1.4	3	2
Caparroso-Pijije-Escuintle	23.3	17.9	5.5	14	1
Gasífero	23.2	22.0	1.2	28	2
Cárdenas-Mora	21.8	16.6	5.1	12	n.a.
Kambesah	21.4	21.4	0.0	5	0
Costero	20.4	20.4	0.0	11	0
Terra	19.9	19.9	0.0	10	0
Homol	19.6	19.6	0.0	7	0
Mulach	19.6	13.7	5.9	5	2
May	19.4	19.4	0.0	9	0
Jaatsul	18.9	0.0	18.9	0	3
Puerto Ceiba	18.8	15.8	3.0	17	1
Rabasa	18.7	11.8	6.9	37	12
Ixtal	18.6	18.6	0.0	13	0
Bellota	18.6	13.6	5.0	6	2
Valeriana	17.6	0.7	16.8	1	0
Cuitláhuac	17.4	16.3	1.2	191	43
Takín	17.4	17.4	0.0	3	0
Ixtoc	17.3	17.3	0.0	9	0
Esah	17.2	0.0	17.2	0	2
Tsimín	16.9	16.9	0.0	7	0
Cibix	16.9	6.7	10.1	3	4
Lum	16.2	12.9	3.3	3	3
Koban	16.0	0.0	16.0	0	4
Edén-Jolote	16.0	14.2	1.8	5	1
Bedel	15.6	11.3	4.3	13	6
Xikin	15.5	15.5	0.0	2	0
Paredón	15.3	15.3	0.0	3	0
Chinchorro	14.7	12.0	2.7	4	1
Cinco Presidentes	13.5	11.5	2.0	37	2
Ogarrio	13.4	1.8	11.6	71	n.a.
Tupilco	13.2	13.2	0.0	13	0
Abkatún	13.2	13.2	0.0	13	0
Cuervito	13.1	3.6	9.5	91	45
Bolontikú	13.0	13.0	0.0	3	0
Sunuapa	12.2	9.6	2.6	8	2
Sen	10.7	10.7	0.0	12	0
Och	10.7	10.7	0.0	5	0
Misión	10.4	7.4	3.0	9	n.a.
Blasillo	10.3	6.0	4.4	11	6
Uech	10.1	10.1	0.0	2	0
Chac	10.0	10.0	0.0	6	0
Culebra	9.6	8.9	0.7	296	2
Pánuco	9.3	1.9	7.4	38	121
Chuc	9.3	9.3	0.0	9	0
Cacalilao	9.2	1.8	7.4	47	97
Nohoch	9.1	9.1	0.0	7	0
Tintal	9.0	9.0	0.0	9	0
Total	7,016.4	4,049.0	2,967.4	3,675	3,906

Our proved reserves	7,383.9	4,357.6	3,026.3
Percentage	95.0	92.9	98.1

Note: Numbers may not total due to rounding.

n.a.: No data available as undeveloped reserves are located in areas shared with third-parties.

(1)

Proved reserves, developed reserves and undeveloped reserves are expressed in millions of barrels of oil equivalent. To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

(2)	Undeveloped Locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
(3)	Includes extraction assignments and temporary assignments.
(4)	Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.
(5)	These fields are part of Pemex Exploration and Production’s first exploitation contract without partner, Ek-Balam.

Source: Pemex Exploration and Production.

Our RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2020, we obtained 1,019.9 million barrels of oil equivalent of proved reserves, which represents an RRR of 119.7%, as compared to our RRR of 120.1% in 2019. We expect to continue to obtain an RRR in excess of 100%, as in the last two years.

Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2020, this ratio was 8.7 years for proved reserves. For more information, see Note 32 to our consolidated financial statements included herein.

Sales Prices and Production Costs

The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 10% or more of our proved reserves.

Unit Sales Prices and Production Costs(1)

	Ku-Maloob-Zaap		Akal(2)		Other Fields		All Fields
	(in U.S. dollars)
Year ended December 31, 2020
Average sales prices
Crude oil, per barrel	U.S. $	31.37	U.S. $	40.16	U.S. $	40.08	U.S. $	35.47
Natural gas, per thousand cubic feet		2.91		1.21		2.52		2.54
Average production costs, per barrel of oil equivalent		9.05		16.79		11.98		11.15
Year ended December 31, 2019
Average sales prices
Crude oil, per barrel		53.34		59.68		61.73		57.13
Natural gas, per thousand cubic feet		3.63		1.57		3.54		3.55
Average production costs, per barrel of oil equivalent		10.37		17.27		16.32		14.06
Year ended December 31, 2018
Average sales prices
Crude oil, per barrel		58.71		61.41		66.34		66.13
Natural gas, per thousand cubic feet		4.37		1.62		4.21		4.21
Average production costs, per barrel of oil equivalent		10.03		38.94		14.78		13.73

(1)	Average of sales prices as of the last day of each month of the year.
(2)	As of December 2020, the Akal field represented less than 10% of Pemex Exploration and Production’s total proved reserves

Source: Pemex Exploration and Production.

In 2020, our average production cost was U.S. $11.15 per barrel of oil equivalent, which represented a decrease of 20.7%, as compared to our average production cost of U.S. $14.06 per barrel of oil equivalent in 2019. This decrease resulted primarily from a reduction in the estimated price per barrel of crude oil, resulting in decreased royalty payments, and the implementation of cost reduction strategies consistent with our 2019-2023 Business Plan.

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

Crude Oil and Natural Gas Production

In 2020, we produced an average of 1,686.3 thousand barrels per day of crude oil, an increase of 0.1% as compared to our average production of 1,683.8 thousand barrels per day of crude oil in 2019. The increase in 2020 resulted primarily from new fields in the offshore region (Cahua, Cheek, Chejekbal, Hok, Mulach, Manik NW, Octli and Tlacame) and in the onshore regions (Teotleco, Sini, Tokal, Quesqui, Cibix and Ixachi). Our average production of heavy crude oil remained the same, at 1,074.5 thousand barrels per day, primarily due to an increase in our drilling and maintenance activities and a decline in production at our fields, primarily at the Ayatsil field. In 2020, the average production of light crude oil increase by 2.5 thousand barrels per day, or 0.4%, as compared to 2019. The increase in light crude oil production was mainly because of an increase in production at new offshore fields (Cahua, Cheek, Chejekbal, Hok, Mulach, Manik NW, Octli, and Tlacame) and in the Teotleco, Sini, Tokal, Quesqui, Cibix and Ixachi onshore regions.

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

Most of our production consists of Isthmus and Maya crude oil. In 2020, 63.7% of our total production of crude oil consisted of heavy crude oil and 36.3% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (71.1% of these regions’ production in 2020), although significant volumes of light and extra light crude oil are also produced there (28.9% of these regions’ production in 2020). The Southern region yields mainly light and extra-light crude oil (together, 85.6% of this region’s production in 2020), as well as lesser amounts of heavy crude oil (14.4% of this region’s production in 2020) and the Northern region yields both light and extra-light crude oil (23.2% of this region’s production in 2020) and heavy crude oil (76.8% of this region’s production in 2020).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Ku-Maloob-Zaap, Litoral de Tabasco, Abkatún-Pol-Chuc and Cantarell business units in the Marine regions and the Samaria Luna and Bellota-Jujo business units in the Southern region. In particular, the Ku-Maloob-Zaap business unit was our most important crude oil producer in 2020, producing an average of 784.3 thousand barrels per day of crude oil in 2020, or 46.5% of our total crude oil production for the year, and 871.4 million cubic feet per day of natural gas, or 18.3% of our total natural gas production for the year. Our second most important crude oil producer was Litoral de Tabasco which produced an average of 258.2 thousand barrels per day of crude oil in 2020, or 15.3% of our total crude oil production for the year, and an average of 626.4 million cubic feet per day of natural gas, or 13.2% of our total natural gas production for the year.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2020.

Crude Oil Production

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	1,018.3	978.0	996.1	982.7	976.1	(0.7)
Light crude oil(1)	682.7	605.6	514.8	402.2	397.1	(1.3)
Total	1,700.9	1,583.6	1,510.9	1,384.8	1,373.2	(0.8)
Southern region
Heavy crude oil	22.3	16.9	25.8	36.2	32.8	(9.4)
Light crude oil(1)	321.8	249.8	193.6	172.2	194.9	13.2

Total	344.1	266.7	219.4	208.4	227.8	9.3
Northern region
Heavy crude oil	62.0	54.2	49.3	55.6	65.5	17.8
Light crude oil(1)	46.5	43.8	43.0	34.9	19.8	(43.3)

Total	108.5	97.9	92.3	90.6	85.3	(5.8)
Total heavy crude oil	1,102.6	1,049.1	1,071.2	1,074.5	1,074.5	0.0
Total light crude oil(1)	1,051.0	899.2	751.4	609.3	611.8	0.4

Total crude oil	2,153.6	1,948.3	1,822.5	1,683.8	1,686.3	0.1

Note:	Numbers may not total due to rounding.
(1)	Includes extra-light crude oil.

Source: Pemex Exploration and Production.

The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2020.

Crude Oil Production

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in thousands of barrels per day)					(%)
Marine regions
Ku-Maloob-Zaap	866.6	858.0	874.7	842.7	784.3	(6.9)
Litoral de Tabasco	359.9	345.8	291.1	198.8	258.2	29.9
Abkatún-Pol-Chuc	258.7	203.2	183.8	184.0	169.4	(7.9)
Cantarell	215.8	176.0	161.2	159.3	161.2	1.2

Total	1,700.9	1,583.6	1,510.9	1,384.8	1,373.2	(0.8)
Southern region
Samaria-Luna	127.0	99.9	86.5	82.1	86.3	5.1
Bellota-Jujo	90.3	72.4	58.6	58.2	71.8	23.4
Cinco Presidentes	80.0	63.1	50.7	41.5	36.5	(12.0)
Macuspana-Muspac	46.8	31.3	23.6	26.4	33.2	25.8

Total	344.1	266.7	219.4	208.3	227.8	9.4

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in thousands of barrels per day)					(%)
Northern region
Poza Rica-Altamira	53.9	48.2	43.7	41.0	55.5	(15.0)
Aceite Terciario del Golfo(1)	39.8	34.4	28.4	24.3	n.a.	n.a.
Veracruz	14.8	15.3	17.6	22.3	28.4	27.4
Burgos	—	—	2.6	3.0	1.6	(46.7)

Total	108.5	97.9	92.3	90.6	85.4	(5.7)

Total crude oil	2,153.6	1,948.3	1,822.5	1,683.8	1,686.3	0.1

Note:	Numbers may not total due to rounding.
n.a.	No data available due to the merger of the Aceite Terciario del Golfo business unit with the Poza Rica-Altamira business unit in 2019.
(1)	Prior to July 1, 2019, Pemex Exploration and Production, as a result of organizational changes, merged the Aceite Terciario del Golfo business unit into the Poza Rica-Altamira business unit.

Source: Pemex Exploration and Production.

The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2020, the average crude oil production from the 49 fields located in these regions was 1,373.2 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2020, the average crude oil production from the 76 fields located in this region was 227.8 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2020, the average crude oil and natural gas production in the Northern region totaled 85.4 thousand barrels per day of crude oil, from the 188 oil fields in this region.

The following table sets forth our annual natural gas production by region and business unit for the five years ended December 31, 2020.

Natural Gas Production

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in millions of cubic feet per day)					(%)
Marine regions
Cantarell	1,184.9	1,133.4	1,151.1	1,245.7	1,163.6	(6.6)
Ku-Maloob-Zaap	589.3	552.3	693.5	785.8	871.4	10.9
Litoral de Tabasco	950.0	882.3	798.0	713.1	626.4	(12.2)
Abkatún-Pol-Chuc	390.5	319.5	288.2	300.5	362.3	20.6

Total	3,114.6	2,887.6	2,930.8	3,045.2	3,023.7	(0.7)
Southern region
Samaria-Luna	498.7	426.9	381.0	371.7	331.6	(10.8)
Macuspana-Muspac	382.2	291.6	249.2	269.3	309.6	15.0
Bellota-Jujo	231.5	183.3	147.4	128.1	162.9	27.2
Cinco Presidentes	137.7	109.1	90.9	74.3	59.6	(19.8)

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in millions of cubic feet per day)					(%)
Total	1,250.0	1,011.0	868.5	843.4	863.7	2.4
Northern region
Burgos	864.6	699.2	603.9	567.6	522.2	(8.0)
Veracruz	322.8	263.5	217.3	208.1	224.4	7.8
Aceite Terciario del Golfo (1)	142.5	118.5	92.2	69.4	n.a.	n.a.
Poza Rica-Altamira	97.9	88.2	90.3	82.5	127.6	(16.0)

Total	1,427.8	1,169.4	1,003.7	927.6	874.1	(5.8)

Total natural gas	5,792.5	5,068.0	4,803.0	4,816.2	4,761.6	(1.1)

Note:	Numbers may not total due to rounding.
n.a.	No data available due to the merger of the Aceite Terciario del Golfo business unit with the Poza Rica-Altamira business unit in 2019.
(1)	Prior to July 1, 2019, Pemex Exploration and Production, as a result of organizational changes, merged the Aceite Terciario del Golfo business unit into the Poza Rica-Altamira business unit.

Source: Pemex Exploration and Production.

In 2020, the Marine regions produced 3,023.7 million cubic feet per day of natural gas, or 63.5% of our total natural gas production, a decrease of 0.7% as compared to the regions’ 2019 production of 3,045.2 million cubic feet per day. In 2020, the Southern region produced 863.7 million cubic feet per day of natural gas, or 18.1% of our total natural gas production, an increase of 2.4% as compared to the region’s 2019 production of 843.4 million cubic feet per day. In 2020, the Northern region produced 874.1 million cubic feet per day of natural gas, or 18.4% of our total natural gas production, a decrease of 5.8% as compared to the region’s 2019 production of 927.6 million cubic feet per day.

Our average natural gas production decreased by 1.1% in 2020, from 4,816.2 million cubic feet per day in 2019 to 4,761.6 million cubic feet per day in 2020. Natural gas production associated with crude oil production accounted for 79.5% of total natural gas production in 2020, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. As of December 31, 2020, 127 of our 313 gas producing fields, or 40.6%, produced non-associated gas. These non-associated gas fields accounted for 20.5% of all of our natural gas production in 2020.

Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps. 107,149 million in 2020, as compared to Ps. 98,763 million in 2019, representing an increase of 8.5%. Of our total capital expenditures, (i) Ps.18,541 million was directed to the Ku-Maloob-Zaap fields, (ii) Ps. 8,045 million was directed to the Ek-Balam, (iii) Ps. 6,239 million was directed to the Integral Yaxché, (iv) Ps. 5,833 million was directed to the Chuc, (v) Ps. 3,112 million was directed to the Cuenca de Veracruz, (vi) Ps. 2,637 million was directed to the Cantarell, (vii) Ps. 2,600 million was directed to the Tamaulipas-Constituciones, (viii) Ps. 2,434 million was directed to the Antonio J. Bermúdez, (ix) Ps. 1,661 million was directed to the El Golpe-Puerto Ceiba, (x) Ps. 1,605 million was directed to the Cactus-Sitio Grande. During 2020, expenditures for these ten projects represented 49.2% of our capital expenditures in exploration and production. The remaining 50.8% amounted to Ps. 54,443 million in nominal terms, which was directed to the 14 remaining projects, as well as to other exploratory projects, 19 new development projects and drilling and services projects.

Exploration and Production Capital Expenditures and Budget

For 2021, our total capital expenditures budget is Ps. 179,275 million, as compared to Ps. 107,149 million of capital expenditures made in 2020, representing an increase of 67.3%, largely with a view of reaching our objectives of stopping and reversing the decline in our reserves and production, and accelerating the development of discovered fields. The 2021 budget includes Ps. 71,221 for all of the 25 ongoing strategic exploration and production projects, an additional Ps. 39,767 million to be allocated to other exploratory projects, Ps. 66,924 million to be allocated to other development projects and Ps. 1,363 million for other drilling and services activities. Of our 2021 capital expenditures budget, Ps. 134,719 million, or 75.1%, is to be allocated to projects relating to field development and pipelines and Ps. 44,556 million, or 24.9%, of the total budget, to exploration activities.

The 2021 exploration and production budget includes (i) Ps. 24,523 million for investments in the Ku-Maloob-Zaap project, (ii) Ps. 9,146 million for the Integral Yaxché project, (iii) Ps. 7,659 million for the Ek-Balam project, (iv) Ps. 5,912 million for the Chuc project, (v) Ps. 5,170 million for the Cuenca de Veracruz project, (vi) Ps. 3,050 million for the Cantarell project, (vii) Ps. 2,828 million for the Ogarrio-Sánchez Magallanes project, (viii) Ps. 1,784 million for Cactus-Sitio Grande project, (ix) Ps. 1,774 million for the Golpe-Puerto Ceiba proyect, (x) Ps.1,309 million for the Antonio J. Bermúdez project and Ps. 116,120 million for the remaining projects, as well as for other exploratory and development projects and drilling activities.

Exploration and Production Investment Trends

In 2020, we invested Ps. 22,298 million in nominal terms, or 20.8% of the total capital expenditures of our exploration and production segment, in exploration activities. This represented a 1.4% increase from the Ps. 21,992 million invested in exploration activities in 2019. In 2020, we invested Ps. 84,851 million in nominal terms, or 79.2% of our total capital expenditures in development activities. This represented a 10.5% increase from the Ps. 76,771 million invested in development activities in 2019.

In 2021, we have budgeted Ps. 44,556 million, or 24.9% of our total capital expenditures budget for the exploration activities of our exploration and production segment. This represents a 99.8% increase in nominal terms from the amount invested in exploration activities in 2020. This increase is mainly due to our strategy to increase the incorporation of reserves, as well as our commitment to pay accrued amounts in 2020.    For development activities in 2021, we have budgeted Ps. 134,719 million, or 75.1% of our total capital expenditures. This represents a 58.8 % increase in nominal terms as compared to the amount that we invested in development activities in 2020.

Our projected exploration and development capital expenditures correspond to the areas assigned to us through bidding rounds, which represent the areas in which we are exploring, operating or have an interest in developing based on our operational capabilities. The SENER granted us the right to explore and develop these areas with the aim of maintaining our production levels in the short term, while providing us with sufficient exploration opportunities to increase our production in the future. Given that a significant number of exploration areas are reserved by the Mexican Government for potential future competitive bidding rounds, we intend to carry out our strategy of increasing production and improving our RRR over time by entering into strategic joint ventures with other oil and gas companies, including pursuant to long-term service contracts for oil production (contratos de servicios integrales de exploración y extracción, or CSIEEs). For more information regarding CSIEEs, see “Item 4 – Exploration and Production – Crude Oil Distribution – Farm-outs and CSIEEs.” Over time, the allocation of our capital expenditures budget may change due to several factors, including the results of potential subsequent bidding rounds in which we participate.

The capital expenditures of our exploration and production segment have constituted 73.5% or more of our total capital expenditures in each of the last three years. In 2021, the budgeted capital expenditures for our exploration and production segment constitute 92.2% of our total capital expenditures.

The following tables sets forth our capital expenditures, excluding non-capitalizable maintenance, related to exploration and development for each of the three years ended December 31, 2020, and the budget for 2021. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Exploration and Development Capital Expenditures

	Year ended December 31,(1)						Budget
	2018		2019(2)		2020(2)		2021(2)(3)
	(in millions of pesos) (4)
Exploration	Ps.	23,892	Ps.	21,992	Ps.	22,298	Ps.	44,556
Development		47,214		76,771		84,851		134,719

Total	Ps.	71,107	Ps.	98,763	Ps.	107,149	Ps.	179,275

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)

Figures include our drilling and services line of business beginning July 1, 2019. Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production.

(3)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.
(4)	Figures are stated in nominal pesos.

Source: Pemex Exploration and Production

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our ten main projects are Ku-Maloob-Zaap, Integral Yaxché, Ek-Balam, Chuc, Cuenca de Veracruz, Cantarell, Ogarrio-Sánchez Magallanes, Cactus-Sitio Grande, El Golpe-Puerto Ceiba and Antonio J. Bermúdez. These projects are described below.

Exploration and Production’s Capital Expenditures

	Year ended December 31,(1)			Budget
	2018	2019	2020	2021(2)
	(in millions of pesos)(3)
Exploration and Production
Ku-Maloob-Zaap	Ps. 10,879	Ps. 17,560	Ps. 18,541	Ps. 24,523
Ek-Balam	2,918	8,888	8,045	7,659
Integral Yaxché	3,686	5,592	6,239	9,146
Chuc	13,178	10,711	5,833	5,912
Cuenca de Veracruz	2,018	2,110	3,112	5,170
Cantarell	2,228	2,342	2,637	3,050
Tamaulipas-Constituciones	339	1,232	2,600	584
Antonio J. Bermúdez	1,148	3,166	2,434	1,309
El Golpe-Puerto Ceiba	365	902	1,661	1,774
Cactus-Sitio Grande	412	1,377	1,605	1,784
Tsimin-Xux	1,065	803	1,352	557
Ogarrio-Sánchez Magallanes	1,227	1,092	1,235	2,828
Delta del Grijalva	879	958	1,235	1,022
Crudo Ligero Marino	3,535	3,715	1,002	433
Bellota-Chinchorro	1,187	1,646	918	780
Ixtal-Manik	807	1,922	730	776
Aceite Terciario del Golfo	511	758	681	921
Burgos	162	243	535	614
Integral Poza Rica	324	491	437	884
Jujo-Tecominoacán	492	405	241	1,118
Cuenca de Macuspana	96	125	93	51
Costero Terrestre	114	83	57	19
Lakach	1,083	56	51	304
Arenque	61	40	2	1
Ayín-Alux	—	—	—	1
Other Exploratory Projects	22,388	20,550	19,779	39,767
Other Development Projects:	—	11,324	24,827	66,924
Cahua	—	66	3,447	874
Mulach	—	64	2,952	2,403
Xikin	—	6,210	2,857	1,214
Tlacame	—	30	2,736	2,181
Cheek	—	44	2,182	2,216
Octli	—	505	1,763	2,660
Ixachi	—	436	1,592	14,020
Hok	—	40	1,563	2,673
Koban	—	174	1,208	2,130
Tetl	—	728	1,206	2,340
Manik NW	—	149	932	1,805
Suuk	—	637	808	1,327
Esah	—	1,675	591	2,999
Tlamatini	—	—	260	2,905
Teekit Profundo	—	566	245	1,766
Quesqui	—	—	229	14,277
Itta	—	—	127	3,139
Uchbal	—	—	90	1,555
Cibix	—	—	38	1,457
Teca	—	—	—	2,982
Administrative and Technical Support	5	—	—	—
Drilling and Services(4)	—	672	1,270	1,363

Total	Ps.71,107	Ps.98,763	Ps.107,149	Ps.179,275

Notes:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.
(3)	Figures are stated in nominal pesos.
(4)

Figures include our drilling and services line of business beginning July 1, 2019. Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production.

Source: Petróleos Mexicanos.

Ku-Maloob-Zaap Project. The Ku-Maloob-Zaap project was our most important producer of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Ayatsil, Bacab, Lum, Ku Maloob, Tekel, Utsil and Zaap fields, and extends over an area of 305.7 square kilometers. As of December 31, 2020, there were a total of 302 wells completed, 207 of which were producing. The project produced an average of 784.3 thousand barrels per day of crude oil, 46.5% of our total production, and 871.4 million cubic feet per day of natural gas in 2020. As of December 31, 2020, cumulative production was 6.3 billion barrels of crude oil and 3.5 trillion cubic feet of natural gas. As of December 31, 2020, proved hydrocarbon reserves totaled 2.3 billion barrels of crude oil and 0.642 trillion cubic feet of natural gas. Total proved reserves were 2.4 billion barrels of oil equivalent, of which 1.5 billion barrels of oil equivalent were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for this project were Ps. 17,560 million in 2019 and Ps. 18,541 million in 2020. Our total accumulated capital expenditures for the Ku-Maloob-Zaap project were approximately U.S. $27.6 billion as of December 31, 2020. In 2020, we paid approximately U.S. $38.5 million to acquire approximately 105.6 billion cubic feet of nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant. For 2021, we anticipate that our capital expenditures will be Ps. 24,523 million, including approximately U.S. $39.4 million to acquire approximately 104.6 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Tsimín-Xux Project. This project consists of the Tsimín and Xux fields, which include volatile oil and gas condensate reservoirs in the shallow waters of the Gulf of Mexico. The Tsimín field is located 62 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, while the Xux field is located on the continental shelf of the Gulf of Mexico, approximately ten kilometers off the coast of Tabasco. During 2020, no new wells were completed at the Xux or Tsimín fields. During 2020, average daily production at the Tsimín-Xux project totaled 54.1 thousand barrels of crude oil and 346.2 million cubic feet of natural gas. During 2020, the sales prices of the light and extra-light crude oil produced at these fields averaged approximately U.S. $43.32 per barrel, making this one of our most important projects in terms of revenue generation.

As of December 31, 2020, cumulative production totaled 0.1 billion barrels of crude oil and 1.2 trillion cubic feet of natural gas. Total proved reserves were 52.6 million barrels of oil equivalent, of which all were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Tsimín-Xux project were Ps. 803 million in 2019 and Ps. 1,352 million in 2020. Our total accumulated capital expenditures for the Tsimín-Xux project were approximately U.S. $289.6 million as of December 31, 2020. In 2021, we expect capital expenditures for this project to total Ps. 557 million.

Chuc Project. The Chuc project is the second largest producer of light crude oil in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. This project covers an area of 213 square kilometers. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, at a depth of between the 20- and 100-meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Abkatún, Batab, Caan, Ché, Chuc, Chuhuk, Etkal, Homol, Kanaab, Kuil, Onel, Pol, Taratunich and Tumut. As of December 31, 2020, 130 wells had been completed, of which 75 were producing. During 2020, average production totaled 142.8 thousand barrels per day of crude oil and 326.9 million cubic feet per day of natural gas. As of December 31, 2020, cumulative production totaled 6.0 billion barrels of crude oil and 7.0 trillion cubic feet of natural gas. As of December 31, 2020, proved hydrocarbon reserves totaled 117.9 million barrels of oil and 492.2 billion cubic feet of natural gas, or 218.2 million barrels of oil equivalent. As of December 31, 2020, total proved developed reserves were 199.7 million barrels of oil equivalent.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Chuc project were Ps. 10,711 million in 2019 and Ps. 5,833 million in 2020. Our total accumulated capital expenditures for the Chuc project were approximately U.S. $8.0 billion as of December 31, 2020. In 2021, we expect our capital expenditures to be Ps. 5,912 million.

Cantarell Project. The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kambesah, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 294.4 square kilometers. As of December 31, 2020, there was a total of 569 wells drilled in the Cantarell project, 114 of which were producing. During 2020, the Cantarell project, was the fourth most important producer of crude oil in Mexico, averaging 97.3 thousand barrels per day of crude oil. This was 13.9% less than 2019 production, as a result of the decline of crude oil reserves remaining in these fields. Natural gas production from the Cantarell project during 2020 averaged 1,148.2 million cubic feet per day. This was 7.0% less than the 2019 average natural gas production.

As of December 31, 2020, cumulative production of the Cantarell project was 14.4 billion barrels of crude oil and 11.0 trillion cubic feet of natural gas. As of December 31, 2020, proved oil and gas reserves of the Cantarell project totaled 635.5 million barrels of crude oil and 742.4 billion cubic feet of natural gas. As of December 31, 2020, total proved reserves were 768.0 million barrels of oil equivalent, of which 768.0 million barrels were proved developed reserves.

The Akal field, which is the most important field in the Cantarell project, averaged 41.0 thousand barrels per day of crude oil production during 2020. This was 4.3% less than the average production in 2019, which was 42.8 thousand barrels per day.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Cantarell project totaled Ps. 2,342 million in 2019 and Ps. 2,637 million in 2020. Our total accumulated capital expenditures for the Cantarell project were approximately U.S. $41.7 billion as of December 31, 2020. For 2021, we budgeted Ps. 3,050 million for capital expenditures for the Cantarell project.

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

During 2020, we paid U.S. 195.5 million under this contract for an approximate total volume of 414.4 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2021, our exploration and production segment expects to pay U.S. $196.0 million under this contract for an approximate total volume of 411.2 billion cubic feet of nitrogen to be injected into the fields.

Crudo Ligero Marino Project. The Crudo Ligero Marino Project is located on the continental shelf in the Gulf of Mexico, across the coasts of the states of Tabasco and Campeche, about 75 kilometers from the Dos Bocas Marine Terminal in Paraíso and 89 kilometers northwest from Ciudad del Carmen, Campeche. The main objectives for the Crudo Ligero Marino project during the years 2019 to 2035 are to continue constructing one marine structure, in addition to the marine structure completed during 2014, drill additional wells, implement secondary recovery, as well as intervention, optimization and maintenance techniques to its facilities, particularly in the Sinan, Kab and Kax fields. As of December 31, 2020, a total of 102 wells had been completed at this project, of which 30 were producing. During 2020, average daily production totaled 47.2 thousand barrels of crude oil and 156.3 million cubic feet of natural gas. As of December 31, 2020, cumulative production was 941.0 million barrels of crude oil and 2,719.4 billion cubic feet of natural gas. Proved oil and gas reserves totaled 36.9 million barrels of crude oil and 140.4 billion cubic feet of natural gas. Total proved reserves were 66.0 million barrels of oil equivalent, of which 66.0 million barrels were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Crudo Ligero Marino project totaled Ps. 3,715 million in 2019 and Ps. 1,002 million in 2020. Our total accumulated capital expenditures for the Crudo Ligero Marino project were approximately U.S. $702.6 million as of December 31, 2020. For 2021, we anticipate our capital expenditures to total Ps. 433 million.

Integral Yaxché Project. The Integral Yaxché project is located in shallow waters over the continental shelf in the Gulf of Mexico, off the coasts of the states of Tabasco and Campeche. The project is at a depth of between the 10- and 50-meter isobaths, approximately 14 km from the Dos Bocas Maritime Terminal in Paraíso, Tabasco and 154 km to the southwest of Ciudad del Carmen, Campeche. During 2020, average daily production at the Integral Yaxché project totaled 111.5 thousand barrels per day of crude oil and 82.6 million cubic feet per day of natural gas. We expect this project to experience an increase in certificated reserves for 2020 due to the maintenance of proper well pressure and improved production results.

As of December 31, 2020, cumulative production totaled 452.9 billion barrels of crude oil and 306.7 trillion cubic feet of natural gas. Proved oil and gas reserves totaled 90.6 million barrels of crude oil and 50.4 billion cubic feet of natural gas. Total proved reserves were 98.7 million barrels of oil equivalent, of which 85.4 million barrels of oil equivalent were proved developed reserves.

In nominal peso terms, our capital expenditures for the Integral Yaxché project were Ps. 5,592 million in 2019 and Ps. 6,239 million in 2020. Our total accumulated capital expenditures for the Integral Yaxché project were approximately U.S. $5.0 billion as of December 31, 2020. For 2021, we expect capital expenditures for this project will total Ps. 9,146 million.

Ogarrio-Sánchez Magallanes Project. The Ogarrio-Sánchez Magallanes project is composed of 16 crude oil and natural gas producing fields and forms part of the Cinco Presidentes business unit. This project is located between the state borders of Veracruz and Tabasco and covers an area of 10,820 square kilometers. From a geological standpoint, this project pertains to the Isthmus Saline basin, specifically the southeastern basins at the Tertiary level. The Ogarrio-Sánchez Magallanes project is geographically bounded by the Gulf of Mexico to the north, the geological folds of the Sierra Madre of Chiapas to the south, the Tertiary basin of Veracruz to the west and the Comalcalco Tertiary basin to the east. The primary objective of this project is to increase production levels through the drilling of development wells and infill wells, which are drilled between producing wells to more efficiently recover oil and gas reserves, the execution of workovers of wells and the implementation of secondary and enhanced oil recovery processes. In addition, we aim to optimize the infrastructure of this project in order to counteract the decreases in production levels that result from the natural depletion of its reservoirs.

As of December 31, 2020, the Ogarrio-Sánchez Magallanes project had 251 producing wells, 15 new wells were completed during 2020. Average daily production totaled 33.3 thousand barrels of crude oil and 50.0 million cubic feet of natural gas during 2020. As of December 31, 2020, cumulative production was 1.3 billion barrels of crude oil and 1.9 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 74.6 million barrels of crude oil and 157.1 billion cubic feet of natural gas. Total proved reserves were 96.6 million barrels of oil equivalent, of which 62.8 million barrels were proved developed reserves.

In nominal peso terms, our capital expenditures for the Ogarrio-Sánchez Magallanes project were Ps. 1,092 million in 2019 and Ps. 1,235 million in 2020. Our total accumulated capital expenditures for the Ogarrio-Sánchez Magallanes project were approximately U.S. $259.0 million as of December 31, 2020. For 2021, we anticipate that our capital expenditures will total Ps. 2,828 million.

Antonio J. Bermúdez Project. The Antonio J. Bermúdez project is designed to accelerate reserves recovery, as well as increase the recovery factor, by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2020, a total of 882 wells had been completed, of which 179 were producing. During 2020, the project produced an average of 30.3 thousand barrels per day of crude oil and 111.7 million cubic feet per day of natural gas. As of December 31, 2020, cumulative production was 3.0 billion barrels of crude oil and 4.9 trillion cubic feet of natural gas. As of December 31, 2020, proved hydrocarbon reserves in these fields totaled 95.6 million barrels of crude oil and 118.2 billion cubic feet of natural gas. As of December 31, 2020, total proved reserves were 122.9 million barrels of oil equivalent, of which 78.1 million were proved developed reserves.

In nominal peso terms, our exploration and production segment’s capital expenditures for the Antonio J. Bermúdez project were Ps. 3,166 million in 2019 and Ps. 2,434 million in 2020. Our total accumulated capital expenditures for the Antonio J. Bermúdez project were approximately U.S. $9.6 billion as of December 31, 2020. For 2021, we anticipate that our capital expenditures for this project will be Ps. 1,309 million.

Burgos Project. The Burgos project is the largest producer of non-associated gas in Mexico. The purpose of the Burgos project is to enable us to meet increasing domestic demand for natural gas. The fields in Burgos accounted for 9.8% of our total natural gas production in 2020. The project is located in northeastern Mexico.

During 2020, the Burgos project produced an average of 466.5 million cubic feet per day of natural gas. In 2020, we did not drill additional wells at the Burgos project, bringing our total completed wells drilled to 8,004, 2,113 of which were producing. The most important fields are the Nejo, Arcabuz-Culebra, Cuitláhuac, Cuervito, Velero and Santa Anita fields, which together produced 48.5% of the total production of the Burgos project in 2020.

Main Fields of the Burgos Project(1)

(as of December 31, 2020)

	Nejo	Arcabuz- Culebra	Cuitláhuac	Velero	Cuervito	Santa Anita
Wells completed	436	974	448	221	138	81
Producing wells	30	457	191	132	91	60
2020 production of natural gas (million cubic feet per day)	73.1	60.6	48.4	21.7	18.7	3.9
Cumulative production of natural gas (billion cubic feet)	648.1	2,155.6	859.4	379.3	226.0	287.4
Proved reserves of natural gas (billion cubic feet)	216.2	73.0	93.8	29.0	77.8	5.0
Proved developed reserves	160.6	69.2	87.5	29.0	21.4	4.0
Proved undeveloped reserves	55.6	3.8	6.2	0.0	56.4	1.0

(1)	This table considers natural gas production and reserves corresponding exclusively to Pemex Exploration and Production.

Source: Pemex Exploration and Production.

During 2020, proved reserves decreased by 4.0 million barrels of oil equivalent, from 175.6 million barrels of oil equivalent in 2019 to 171.6 million barrels of oil equivalent in 2020, primarily due to the descrease in production of certain fields in the Burgos project.

In nominal peso terms, our exploration and production segment’s capital expenditures (including capital expenditures made pursuant to Financed Public Works Contracts, or FPWCs) for the Burgos project were Ps. 243 million in 2019 and Ps. 535 million in 2020. Our total accumulated capital expenditures for the Burgos project were approximately U.S. $20.5 billion as of December 31, 2020. For 2021, we anticipate that our capital expenditures for this project will amount to Ps. 614 million.

Aceite Terciario del Golfo Project (ATG Project, formerly Paleocanal de Chicontepec). The ATG project, is located in the Northern region and covers an area of 4,243 square kilometers. This project comprises 29 fields, which are divided among eight sectors. As of December 31, 2020, there was a total of 4,688 wells completed, of which 1,328 were producing. The project produced an average of 20.6 thousand barrels per day of crude oil in 2020 as compared to 24.3 thousand barrels per day of crude oil in 2019, which represents a 15.4 decrease, and 56.6 million cubic feet per day of natural gas in 2020 as compared to 69.4 million cubic feet of natural gas per day in 2019, which represents a 18.4% decrease. The decrease in crude oil and natural gas production was primarily due to the decline in pressure in certain reservoirs. As of December 31, 2020, cumulative production was 341.2 million barrels of crude oil and 747.9 billion cubic feet of natural gas. As of December 31, 2020, proved reserves totaled 493.5 million barrels of crude oil and 880.9 billion cubic feet of natural gas. Total proved hydrocarbon reserves were 630.8 million barrels of oil equivalent, of which 108.8 million barrels of oil equivalent were proved developed reserves.

During 2020, field development activities at the project included the drilling of 29 new wells and the completion of 29 wells, all 29 of which were classified as producing, reflecting a 100% success rate. As of December 31, 2020, 90.8% of the total producing wells were operating with artificial systems such as mechanical, pneumatic, hydraulic and electric pumping, while the remaining 9.2% were “flowing wells” that are classified accordingly because they did not require any means of artificial lift.

In nominal peso terms, our exploration and production segment’s capital expenditures for the ATG project were Ps. 758 million in 2019 and Ps. 681 million in 2020. Our total accumulated capital expenditures for the ATG project were approximately U.S. $13.3 billion as of December 31, 2020. For 2021, we anticipate that our capital expenditures for this project will be Ps. 921 million.

Crude Oil Sales

During 2020, domestic consumption of crude oil amounted to approximately 601.7 thousand barrels per day, which represented 35.7% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. Maya crude oil accounted for 81.2% of exported crude oil volume sold by PMI in 2020. See “—Business Overview—International Trading” in this Item 4.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in thousands of barrels per day)					(%)
Production	2,153.5	1,948.3	1,822.5	1,683.8	1,686.3	0.1
Distribution
Refineries	935.0	769.0	606.4	576.8	601.7	4.3
Export terminals	1,198.7	1,167.8	1,186.9	1,102.5	1,124.4	2.0

Total	2,133.7	1,936.7	1,793.3	1,679.3	1,726.1	2.8

Statistical differences in stock measurements(1)	19.8	11.6	29.2	4.5	(39.8)	(984.4)

Note:	Numbers may not total due to rounding.
(1)	Includes measurement inconsistencies, shrinkage and leakage, naphthas and condensates added to crude oil.

Source: Pemex Exploration and Production.

Differences between the volume of crude oil measured at the wellhead and the volume distributed reflect customary adjustments due to, among other things, the conditioning process and decreases due to evaporation and dehydration. In the past, we identified increases in the difference between oil production and volumes of crude oil distribution. Therefore, based on an analysis carried out in coordination with the CNH, we implemented several corrective actions to improve our measurement methodology, balance sheets and management system, including continuous well monitoring, calibration of measurement systems and installation of additional dehydration systems. Additionally, crude oil barrels undergo a stabilization process in preparation for export, which involves certification by us, the buyer and a third party to verify that the contents meet international standards, assuring that barrels do not contain more than 0.5% water.

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, usually occurs as a result of operational adjustments to carry out maintenance of production facilities, and in some cases is due to limited capacity to handle, process or transport natural gas. In addition, the flaring of produced gas is usually used as a safety measure to relieve high gas pressure, as a result of the interruption of processing due to separation, handling and transportation. The flaring of gas is considered one of the most significant sources of air emissions from offshore oil and gas installations. In 2020, the flaring of natural gas represented 10.8% of total natural gas production, compared to 4.8% of total natural gas production in 2019. The increase in gas flaring in 2020 was primarily due to an event which occured at Akal-C6, causing damage to the compression equipment and a decrease in the transportation and handling capacity of natural gas. Aditionally, we experienced failures in respect of the separation, handling and transportation of natural gas equipment at our offshore and onshore facilities. Currently, the Akal-C6 high and low compression equipment is being rehabilitated. We expect our natural gas flaring to reach optimal levels once operations at these facilities restart.

Pipelines

The crude oil and natural gas pipeline network owned by our exploration and production segment connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2020, this pipeline network consisted of approximately 36,272 kilometers of pipelines, of which 2,060 kilometers were located in the Northeast Marine region, 1,403 kilometers were located in the Southeast Marine region, 8,271 kilometers were located in the Southern region, 24,538 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Logistics” in this Item 4.

Integrated Exploration and Production Contracts, Financed Public Works Contracts (FPWCs) and CSIEEs

Our FPWC program, previously known as the Multiple Services Contracts program, was first announced in December 2001. The objective of the program was to provide a contractual framework that promotes efficient execution of public works in order to increase Mexico’s oil and gas production. The FPWC were public works contracts based on unit prices that aggregate a number of different services into a single contract. Under the FPWC framework, Pemex Exploration and Production retains the rights and title to all oil and gas produced as well as works performed under each FPWC.

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

We may amend our Integrated E&P Contracts and FPWCs in order to align these contracts with the contractual framework established under the Hydrocarbons Law. As part of this reform, existing Integrated E&P Contracts or FPWCs may be migrated into a contract for exploration and extraction upon agreement by the contract parties to the technical guidelines established by the SENER (after seeking our favorable opinion) and the financial terms determined by the Ministry of Finance and Public Credit. Upon approval by the contract parties, the existing Integrated E&P Contract or FPWC will terminate and be replaced by the new contract for exploration and extraction without the need for a bidding process. If the contract parties do not agree to the proposed technical guidelines and contractual and financial terms, the original Integrated E&P Contract or FPWC remains in effect.

As of the date of this annual report, we have migrated three Integrated E&P Contracts to contracts for exploration and extraction:

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

As of the date of this annual report, we are pursuing integration of the technical and economic components of our Integrated E&P Contracts and FPWCs in order to execute extraction activities under the CSIEEs. The implementation of CSIEEs was part of our 2019-2023 Business Plan, see “Item 5— Overview— Business Plan,” which was replaced on March 22, 2021, when our Board of Directors approved the business plan of Petróleos Mexicanos and its Subsidiary Productive Companies for 2021-2025. The bidding process began in late 2019 and is expected to continue through to 2022. All of these contracts are relatively low risk for proven and probable reserves, and some also have an exploration component.

Additionally, we are negotiating with third-party contractors the potential migration from our current contracts to contracts conforming to CSIEE-type terms, or otherwise preferable for us and for the third-party contractors. Examples of these negotiations include the FPWCs that govern the Nejo, Soledad, San Andres, Arenque and Magallanes blocks, all of which were previously evaluated to be migrated to contracts for exploration and extraction under the Hydrocarbons Law.

The goal of these contract migration strategies is to increase our hydrocarbon production and to meet our reserve replacement objectives at competitive costs. As of the date of this annual report, we have not migrated any existing FPWCs or Integrated E&P Contracts to CSIEEs or similar contracts.

In 2020, natural gas production in the current FPWC blocks reached 74.4 million cubic feet per day and condensate production reached 1.6 thousand barrels per day, for a total of 16.4 thousand barrels of oil equivalent per day

During 2020, contractors expended U.S. $105.8 million in connection with Integrated E&P Contracts. In 2020, production in the existing Integrated E&P blocks reached 13.4 thousand barrels per day of crude oil and 42.7 million cubic feet per day of natural gas, for a total of 21.9 thousand barrels of oil equivalent per day.

Farm-outs and CSIEEs

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

On December 11, 2018, the Mexican Government announced the suspension of bidding rounds for exploration and extraction of hydrocarbons contracts for a three year period in order to evaluate the results and progress of the existing contracts. On June 13, 2019, the Mexican Government announced the suspension of bidding rounds for new farm-outs to provide an opportunity to evaluate the performance of existing farm-outs. The existing farm-outs will continue to operate in accordance with the terms and conditions of their respective contracts. We understand the Mexican Government will use the results of such evaluation to determine whether to pursue farm-outs in the future.

During 2019, in accordance with our 2019-2023 Business Plan, we evaluated the use of CSIEEs as a replacement for farm-outs to encourage the participation of the private sector in our operations. The CSIEE model seeks to increase production by providing for incentive based remuneration dependent on the production received and sharing the operating risks according to the terms of each contract. Each CSIEE contract has a term between 15 and 25 years. It is expected that CSIEEs will replace farm-outs as a vehicle for private sector participation, although existing farm-out arrangements will be maintained for the duration of their respective terms. However, as of December 31, 2020, we have not signed any CSIEEs.

Trión Farm-out

On July 28, 2016, the CNH published the tender offer and bidding package to select a partner for Pemex Exploration and Production to carry out exploration and production activities in the Trión block, which is located in the Perdido Fold Belt in the Gulf of Mexico. Considering that Trión block has a depth greater than 2,500 meters, it requires a high level of technical expertise and financial investment to develop the block.

On December 5, 2016, the CNH announced that BHP Billiton Petróleo Operaciones de México, S. de R.L. de C.V., or BHP Billiton Mexico, an affiliate of BHP Group Limited and BHP Group Plc, had been selected as the partner for Pemex Exploration and Production in the Trión block farm-out. Pursuant to the terms of its bid, BHP Billiton Mexico made a U.S. $789.6 million contribution to the partnership in exchange for a 60% participating interest in the Trión Block. BHP Billiton Mexico is the actual operator of the Trión block, and must invest U.S. $1.9 billion in the Trión farm-out before we are required to invest in the project, which will likely not occur until 2023. The corresponding exploration and extraction contract, joint operating agreement and other relevant agreements were executed on March 3, 2017, and the CNH approved both the exploration and evaluation plans in February 2018. As of December 31, 2020, this farm-out is in the exploration and evaluation stages.

Ogarrio, Cárdenas-Mora and Ayin-Batsil Farm-outs

In addition to the Trión farm-out, on October 4, 2017, the CNH held a bidding round for farm-outs of the Ogarrio, Cárdenas-Mora and Ayin-Batsil blocks. No bids were received for the Ayin-Batsil block, which is located in the shallow waters of the Gulf of Mexico. However, multiple bids were received for the Ogarrio block. The Ogarrio and Cárdenas-Mora blocks, both onshore fields located in the state of Tabasco, were awarded to the German company Deutsche Erdoel AG (DEA), which later formally changed its name to Wintershall DEA, S. de R.L. de C.V. (WSDM), and the Egyptian company Cheiron Holdings Limited (Cheiron), respectively. DEA’s bid consisted of an initial cash payment of U.S. $190.0 million, a royalty rate of 13% and an additional cash payment of U.S. $213.9 million, which is the highest sign-up bonus submitted in a CNH bidding round as of the date of this annual report. Cheiron’s bid consisted of an initial cash payment of U.S. $125.0 million, a royalty rate of 13% and an additional cash payment of U.S. $41.5 million. The contracts were signed on March 6, 2018 and have a term of 25 years. We retained a 50% interest in both blocks. The Ogarrio and Cárdenas-Mora fields are currently in the development stage following the approval of the development plan by the CNH in March of 2019. In 2020, the Ogarrio field produced approximately 6.4 thousand barrels of crude oil per day and 19.4 million cubic feet per day of natural gas. In 2020, the Cárdenas-Mora block produced approximately 5.9 thousand barrels per day of crude oil and 13.8 million cubic feet per day of natural gas.

Other Exploration and Extraction Contracts

In addition to the farm-outs described above, we have also pursued other types of partnerships for the exploration and production of fields that were not granted to us.

On December 5, 2016, we participated in the bidding process referred to as Round 1.4, through which we, as part of a consortium consisting of Pemex Exploration and Production, Chevron Energía de Mexico, S. de R.L. de C.V., or Chevron Energía, a subsidiary of Chevron Corporation, and INPEX Corporation, were awarded an exploration contract for block 3 located in the Perdido Fold Belt in the Gulf of Mexico. The block covers an area of approximately 1,686.9 square kilometers and is located approximately 117 kilometers off the coast of Mexico in water depths ranging between 500 meters and 1,700 meters. Chevron Energía is the operator and holds a 33.334% interest in the consortium, while Pemex Exploration and Production and INPEX Corporation each hold a 33.333% interest. The corresponding exploration and extraction contract, joint operating agreement and other relevant agreements were executed on February 28, 2017. This project is currently in the exploration phase. The exploration plan was approved by the CNH in March of 2018.

On May 2, 2017, Pemex Exploration and Production entered into a contract for crude oil extraction with the CNH to upgrade the assignments under the shared shallow water production concession structure for the Ek and Balam project area located in Campeche Basin. Within the framework of the contract, which has a term of 22 years with two possible five-year extensions, the Mexican Government will retain 70.5% of the operating profits and Pemex Exploration and Production will retain 29.5% of the operating profits, as long as there is a cost recovery carry forward. Pemex Exploration and Production has provided a guarantee of U.S. $5.0 billion. During 2020, we produced an average of 63.9 thousand barrels per day of crude oil and 15.4 million cubic feet per day of natural gas pursuant to this contract.

On June 19, 2017, we participated in another bidding round conducted by the CNH, referred to as Round 2.1. As a result of this bidding process, we won two blocks. We were awarded Block 2, which covers an area of 549 square kilometers and is located on the continental shelf of the Tampico-Misantla basin, to the west of the Gulf of Mexico, in partnership with WSDM (f/k/a). We are the operating partner in this block and own a 70% interest. Additionally, we were awarded Block 8, which is in the Southeastern Basins and covers an area of 586 square kilometers, in partnership with Colombia’s Ecopetrol. In Block 8, we are also the operating partner and own a 50% interest. The corresponding contracts for the exploration and extraction of hydrocarbons with DEA and Ecopetrol were signed on September 25, 2017. Both blocks are in the exploration phase following approval of the exploration plans by the CNH in November and October of 2018, respectively.

On December 18, 2017, we executed contracts in association with Petrofac México, S.A. de C.V., or Petrofac, under which we assigned to Petrofac the rights to certain fields that were part of the El Golpe-Puerto Ceiba project, including the onshore fields of Santuario and El Golpe located in the state of Tabasco. We have a 64% share in this project. During 2020 we had an average production of 14.7 thousand barrels per day of crude oil and 13.4 million cubic feet per day of gas. These fields are currently in the development stage following approval of the development plan by the CNH in December of 2018.

On March 2, 2018, we completed the first migration of an FPWC. The FPWC governing the Misión block was migrated to a shared production contract with Servicios Múltiples de Burgos, S.A. de C.V. and the CNH. The Misión block is in the states of Nuevo León and Tamaulipas. We have a 51% interest in the contractual area and the average production under this contract in 2020 amounted to 117.8 million cubic feet per day of natural gas. The FPWC governing the Misión block allows exploration and extraction activities. The CNH approved the development plan in January 2019 and the exploration plan in April 2019. The Misión block is currently in both the exploration and extraction phases.

On March 27, 2018, we successfully participated in the first call of bidding Round 3 of the CNH, and were awarded seven contractual areas in shallow waters, six of them as part of a consortium and one on an individual basis. Pemex Exploration and Production won four blocks in the Southeast Basins: two in consortium with Total S.A., one with Shell Oil Company and one individually, as well as three blocks corresponding to the province of Tampico-Misantla-Veracruz: two in partnership with Compañía Española de Petróleos and one in partnership with WSDM (f/k/a DEA).

We participated in another bidding round conducted by the CNH, referred to as Round 2.4, obtaining four exploration blocks. On May 7, 2018, we signed four exploration and extraction contracts covering several deep-water blocks in the Gulf of Mexico, the rights to which were auctioned off pursuant to the bidding process:

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

The CNH approved the exploration plans for Blocks 5 and 22 in June and May 2019, respectively. Exploration plans were also approved by CNH for Block 2 in June 2019 and Block 18 in August 2019. These blocks are currently in the exploration phase.

On June 27, 2018, we signed seven exploration and extraction contracts covering shallow water blocks in the Gulf of Mexico, the rights to which were auctioned off pursuant to the bidding round referred to as Round 3.1:

•

Block 16 with WSDM (f/k/a DEA) as operator, and Cepsa E.P. Mexico, S. de R.L. de C.V. We have a 40% interest in the contractual area, which spans 785 square kilometers and is in the Tampico-Misantla-Veracruz area.

•

Block 17 with WSDM (f/k/a DEA) as operator, and Cepsa E.P. Mexico, S. de R.L. de C.V. We have a 40% interest in the contractual area, which spans 842 square kilometers and is in the Tampico-Misantla-Veracruz area.

•	Block 18 with Cepsa E.P. Mexico, S. de R.L. de C.V. We operate the block with an 80% interest in the contractual area, which spans 813 square kilometers and is in the Tampico-Misantla-Veracruz area.

•	Block 29. We are the operator of and have a 100% interest in the contractual area, which spans 471 square kilometers and is in the Cuencas del Sureste area.

•	Block 32 with Total E&P México, S. A. de C.V. We operate the block with a 50% interest in the contractual area, which spans 1,027 square kilometers and is in the Cuencas del Sureste area.

•	Block 33 with Total E&P Mexico, S. de R.L. de C.V. as operator. We have a 50% interest in the contractual area, which spans 581 square kilometers and is in the Cuencas del Sureste area.

•

Block 35 with Shell Exploración y Extracción de México, S.A. de C.V. as operator. We have a 50% interest in the contractual area, which spans 798 square kilometers and is in the Cuencas del Sureste area.

The CNH approved the exploration plans for Block 18 in August 2019, for Blocks 16 and 17 in September 2019 and for Blocks 29, 32, 33, 35 in October 2019. These blocks are currently in the exploration phase.

On August 3, 2018, we migrated the Integrated E&P Contract for the Ébano block to a shared production contract with DS Servicios Petroleros, S.A. de C.V. (DIAVAZ), as operator, and D&S Petroleum, S.A. de C.V. The Ébano block spans an area of 1,569.1 square kilometers and is located in the states of Veracruz, San Luis Potosí and Tamaulipas. In 2020, average production under this contract was 5.0 thousand barrels per day of crude oil and 1.6 million cubic feet per day of gas. We and DIAVAZ contributed to a corporate guarantee delivered to the Mexican Government in accordance with our respective interests in the partnership. The corporate guarantee totaled U.S. $500 million, 55% of which was contributed by us and 45% of which was contributed by DIAVAZ.

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

On May 21, 2020, based on the technical opinion of the CNH, the Ministry of Energy determined that Zama is a shared field. Therefore, in accordance with current legislation, in July 2020, the Ministry of Energy instructed us and the “Block 7 Consortium” (Talos Energy Offshore Mexico 7, S. de R.L. de C.V., Sierra O&G Exploración y Producción, S. de R.L. de C.V. (now a WSDM company) and Premier Oil Exploration and Production Mexico, S.A. de C.V.) to carry out the unification of the Zama field, with the aim of maximizing the exploitation of this field for the benefit of Mexico. In response to said instruction, we and the Block 7 Consortium continued with our discussions in order to jointly submit a proposed unification agreement to SENER. In September 2020, we and the Block 7 Consortium decided to activate the expert’s procedure outlined in the preliminary unification agreement. On April 22, 2021, we and the Block 7 Consortium received the final expert report that defined the initial tract participation in the zama reservoir for each contract. The final expert report determined that we own 50.43% of the Zama reservoir whereas the Block 7 Consortium own the other 49.57%.

We and the Block 7 Consortium were unable to reach an agreement with respect to the unification of the Zama field and the unification agreement to be submitted to SENER by March 26, 2021. In accordance with current legislation, SENER will now determine the terms and conditions of the unification agreement within the following year.

On November 21, 2018, we migrated the Integrated E&P Contract for the Miquetla block to a license contract with Operadora de Campos DWF, S.A. de C.V., as operator. The Miquetla block spans 139.7 square kilometers and is located in the states of Puebla and Veracruz. In 2020, average production under this contract was 1.1 thousand barrels per day of crude oil and 3.8 million cubic feet per day of natural gas. We have a 49% interest in the contractual area and the contract has a term of 30 years. Our license contract for the Miquetla block allows for exploration and extraction activities. The CNH approved the development and exploration plans in November 2019. This block is currently in both the exploration and extraction phases.

Expediting the development of newly discovered fields

In 2020, worked to develop 26 new fields, 22 in shallow water and four onshore. We had previously begun work on 22 of these fields in 2019. We designed a strategy for these developments, considering both the manner of contracting and in the formation of integrated services.

To improve the contracting process, we established the following four strategies:

•	regulatory, contractual and constructive simplification;

•	establishment of reference detail type engineering;

•	homologation of technical bases for design; and

•

encouragement of the formation of consortiums of companies to develop more efficiently the infrastructure necessary for the production and transportation of hydrocarbons, such as platforms, pipelines and interconnections, among others.

Further, we established two policies for the execution of our new developments:

•	leverage already installed infrastructure and equipment to interconnect to new facilities and handle new field production; and

•

adopt an early production philosophy with respect to exploration and infrastructure teams, and work to produce exploratory wells for a double purpose: obtaining cash flow as soon as possible and obtaining data from the well and reservoir.

In 2020, we contracted two infrastructure development packages, which together entailed the development of eight platforms and 11 pipelines. During 2020, the construction of marine infrastructure progressed 76.5% and the construction of marine infrastructure contracted in 2019 was concluded, pending the installation of only one platform. The construction of land infrastructure (land platforms, pipelines, process) progressed 57.7%.

In 2020, we also contracted three integrated drilling packages, besides the five already in progress since 2019, including the drilling of 140 wells in 26 fields. As of December 31, 2020, we had begun production in 13 of these 26 fields. These fields had an average production of 77.8 thousand barrels per day of crude oil and 200.7 million cubic feet per day of natural gas in 2020.

Drilling Activities

In 2020, our drilling and services line of business provided drilling, completion, workover and well services in onshore and offshore fields.

In 2020, we drilled 17 exploratory wells, six of which were productive and 11 of which were dry. In addition, we drilled 166 development wells, 158 of which were productive and eight of which were dry.

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

Through these agreements, we have sought to increase our technical and scientific knowledge in areas including deep-water subsalt exploration and drilling; enhanced oil recovery processes, such as air injection; and reservoir characterization of complex structures. These broad agreements of technological and scientific collaboration are strictly non-commercial, i.e., there is no transfer of resources and they do not establish a binding relationship among the parties.

Industrial Transformation

Our industrial transformation segment is comprised of four principal activities: (i) refining, (ii) gas and aromatics (iii) ethylene and derivatives and (iv) fertilizers, since January 1, 2021:

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

•	Cracking. This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

•	Visbreaking. This is a thermal cracking process, which uses a horizontal-tube heater brought to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

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

These production processes together constitute our production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2016	2017	2018	2019	2020
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,602.0	1,627.0	1,640.0	1,640.0	1,640.0
Vacuum distillation	767.5	772.2	772.2	772.2	772.2
Cracking	422.5	422.5	422.5	422.5	422.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	279.3	279.3	279.3	279.3	279.3
Hydrotreatment	1,230.0	1,230.0	1,230.0	1,230.0	1,230.0
Alkylation and isomerization	154.3	154.3	154.3	154.3	154.3
Coking	155.8	155.8	155.8	155.8	155.8

Source: Base de Datos Institucional (Pemex Institutional Database, or Pemex BDI).

As of December 31, 2020, we owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries consist of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating.

During 2020, our refineries processed 590.6 thousand barrels per day of crude oil (102.7 thousand barrels per day at Cadereyta, 89.8 thousand barrels per day at Madero, 78.5 thousand barrels per day at Minatitlán, 96.5 thousand barrels per day at Salamanca, 125.4 thousand barrels per day at Salina Cruz and 97.7 thousand barrels per day at Tula), which in total consisted of 300.8 thousand barrels per day of Olmeca and Isthmus crude oil and 289.9 thousand barrels per day of Maya crude oil.

In the first quarter of 2020, processing of crude oil continued to be limited due to the execution of the National Refining System rehabilitation program, which was implemented at the end of 2019. In the second quarter of 2020, processing of crude oil reached 631.4 thousand barrels per day. This represented an increase of 89.6 thousand barrels per day compared to the previous quarter, and was mainly due to the improved operating performance of our refineries. By December 2020, we reached a processing level of 652.7 thousand barrels per day.

The National Refining System rehabilitation program emphasizes addressing critical risks to our facilities, restoring assets reliability, improving efficiency and stabilizing our crude oil processing. To this end, in 2020, major and minor repairs were carried out at various facilities of the National Refining System. The majority of repairs were made to our crude oil distilling units, combines, viscosity reducers, cokers, catalytic reformers, solvent desalphalting units, catalytic reformers, methyl tert-butyl ether (MTBE) units, alkylation units, isomerization units, hydrotreaters and sulfur recovery units, as well as facilities at the main service area and storage tanks. The National Refining System rehabilitation program will continue throughout 2021.

Since 1993, through our subsidiary company, PMI-NASA, we have participated in a limited partnership with Shell Oil Company in a refinery located in Deer Park, Texas, which has the capacity to process 340 thousand barrels per day of crude oil. Under the Deer Park Limited Partnership agreement, the Shell Oil Company, as operator, is responsible for determining feedstock requirements. The Shell Oil Company and PMI-NASA each provide 50% of the refinery’s crude oil input and own 50% of the refinery’s output. This agreement is limited to the specific purpose of operating the Deer Park refinery.

Production

We produce a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. In 2020, we produced 596.4 thousand barrels per day of refined products (including dry gas by-products of the refining process), a decrease of 4.7% as compared to 625.6 thousand barrels per day in 2019. However, by December 2020, we reached a production level of 669.6 thousand barrels per day.

The following table sets forth, by category, our production of petroleum products for the five years ended December 31, 2020.

Refining Production

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in thousands of barrels per day)
Refinery Crude Oil Runs	933.1	767.0	611.9	592.0	590.6	(0.2)
Refined Products
Liquefied petroleum gas	17.2	15.8	10.1	7.2	5.5	(23.6)
Gasoline
Pemex Magna	150.6	11.0	8.8	13.9	5.0	(64.0)
Ultra-Low Sulfur Magna	165.5	238.7	196.4	187.1	177.2	(5.3)
Pemex Premium(1)	7.7	5.6	1.9	1.7	2.7	58.8
Base	1.6	1.8	—	0.8	0.6	(25.0)

Total	325.3	257.0	207.1	203.5	185.5	(8.8)
Kerosene (Jet fuel)	42.8	40.5	34.7	29.0	17.5	(39.7)
Diesel
Pemex Diesel(2)	130.1	87.4	67.8	54.8	55.6	1.5
Ultra-Low Sulfur Diesel	85.1	63.8	48.9	74.1	57.2	(22.8)
Others	1.0	2.4	0.1	1.3	0.8	(38.5)

Total	216.2	153.6	116.8	130.3	113.6	(12.8)
Fuel oil(3)	228.1	217.3	185.1	149.8	176.0	17.5
Other refined products
Asphalts	16.9	16.5	13.8	10.0	8.9	(11.0)
Lubricants	3.0	1.9	1.9	0.9	0.2	(77.8)
Paraffins	0.6	0.4	0.5	0.2	0.0	(100.0)
Still gas	61.9	47.9	34.8	45.4	41.9	(7.7)
Other refined products(4)	65.3	35.5	23.7	49.3	47.1	(4.5)

Total	147.6	102.1	74.7	105.8	98.2	(7.2)
Total refined products	977.2	786.2	628.5	625.6	596.4	(4.7)

Note: Numbers may not total due to rounding.

(1)	Pemex Premium is an ultra-low sulfur gasoline with 0.003% sulfur content.
(2)	Pemex Diesel is sold in the northern border market with 0.003% sulfur content.
(3)	Includes heavy fuel oil and intermediate 15.
(4)	Includes mainly coke, along with other products such as aeroflex, furfural extract, light cyclic oil and gas oil.

Source: Pemex BDI.

Our refining production mostly consists of gasoline, diesel and fuel oil. In 2020, gasoline represented 31.1%, fuel oil represented 29.5%, diesel fuel represented 19.0%, jet fuel represented 2.9% and LPG represented 0.9% of total petroleum products production. The remainder, 16.5% of our production, consisted of a variety of other refined products.

Variable Refining Margin

During 2020, the National Refining System recorded a variable refining margin of U.S. $0.76 per barrel, a decrease of U.S. $0.04 per barrel as compared to U.S. $0.80 in 2019. This decrease was partially due to deteriorating oil prices during the first half of the year. In December 2020, gasoline prices reached their highest levels in nine months, mainly due to the recovery in demand for refined products.

The following table sets forth the variable refining margin for the five years ended December 31, 2020.

Variable Refining Margin

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(U.S. dollars per barrel)
Variable margin	4.48	5.43	0.96	0.80	0.76	(5.0)

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

For the five years ended December 31, 2020, the value of our domestic sales of refined products and petrochemicals was as follows.

Value of Refining’s Domestic Sales(1)

	Year ended December 31,
	2016		2017		2018		2019		2020		2020 vs. 2019
	(in millions of pesos)(2)										(%)
Refined Products
Gasoline
Pemex Magna	Ps.	248,595.2	Ps.	361,021.7	Ps.	428,838.0	Ps.	374,020.2	Ps.	212,256.8	(43.2)
Pemex Premium		87,422.8		82,028.7		83,837.1		75,538.0		72,658.1	(3.8)
Aviation fuels (Others)		342.4		371.1		433.1		404.7		312.9	(22.7)

Total	Ps.	336,360.4	Ps.	443,421.5	Ps.	513,108.2	Ps.	449,962.8	Ps.	285,227.7	(36.6)
Kerosene (Jet fuel)		28,945.2		39,024.5		56,793.9		55,716.4		20,156.5	(63.8)
Diesel
Pemex Diesel		117,556.3		181,854.4		207,499.4		171,405.9		98,160.8	(42.7)
Others		19,236.4		28,195.1		26,669.3		23,659.7		12,455.1	(47.4)

Total	Ps.	136,792.7	Ps.	210,049.5	Ps.	234,168.6	Ps.	195,065.6	Ps.	110,615.9	(43.3)
Fuel oil

Total		16,436.3		35,622.9		43,779.1		28,789.8		9,139.5	(68.3)
Other refined products
Asphalts		5,468.7		5,895.8		7,062.0		6,058.3		4,569.9	(24.6)
Lubricants		1,473.0		1,061.4		1,277.4		673.3		186.8	(72.3)
Paraffins		267.0		230.9		291.4		135.8		—	(100.0)
Coke		501.9		421.1		200.5		666.0		440.4	(33.9)
Citroline		4.6		3.6		—		—		—	—
Gas oil for domestic use		424.2		—		—		—		—	—

Total	Ps.	8,139.4	Ps.	7,612.8	Ps.	8,831.2	Ps.	7,533.5	Ps.	5,197.2	(31.0)

Total Refined Products	Ps.	526,673.9	Ps.	735,731.2	Ps.	856,681.0	Ps.	737,068.1	Ps.	430,336.8	(41.6)

Petrochemicals(3)	Ps.	3,118.0	Ps.	3,905.6	Ps.	3,795.9	Ps.	2,422.4	Ps.	1,432.2	(40.9)

Note: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes, Duties and Other Payments to the Mexican Government” in this Item 4.
(2)	Figures are stated in nominal pesos.
(3)	Petrochemical products produced at refineries operated by our industrial transformation segment (carbon black feedstocks and propylene).

Source: Pemex BDI.

In 2020, our domestic sales of refined products decreased by Ps. 306,731.3 million, or 41.6% in value as compared to 2019 levels (excluding IEPS tax and value added tax). This was primarily due to a 36.6% decrease in the value of our gasolines sales, a decrease of 43.3% in the value of our diesel sales and a decrease of 68.3% in the value of our fuel oil sales, in each case, primarily as a result of decreased average prices.

The volume of our domestic sales of refined products for the five-year period ended December 31, 2020 was distributed as follows.

Volume of Refining’s Domestic Sales

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Refined Products
Gasoline
Pemex Magna	637.5	660.5	646.2	607.5	435.0	(28.4)
Pemex Premium	185.1	136.6	117.5	112.7	136.2	20.9
Aviation fuels (Others)	0.5	0.5	0.5	0.5	0.4	(20.0)

Total	823.1	797.5	764.2	720.6	571.6	(20.7)
Kerosenes (jet fuel)	76.2	81.7	85.6	83.3	39.4	(52.7)
Diesel
Pemex Diesel	335.5	317.6	292.8	256.9	192.7	(25.0)
Others	51.8	47.9	38.5	36.3	24.8	(31.7)

Total	387.2	365.5	331.3	293.2	217.5	(25.8)

Fuel oil
Total	102.6	124.7	105.1	76.5	55.2	(27.8)
Other refined products
Asphalts	15.9	15.4	12.9	9.5	8.5	(10.5)
Lubricants	3.1	2.0	2.0	1.0	0.3	(70.0)
Paraffins	0.6	0.4	0.5	0.2	0.0	(100.0)
Coke	36.3	21.3	13.2	27.4	26.2	(4.4)
Citroline	0.01	0.01	—	—	—	—
Gas oil for domestic use	0.9	—	—	—	—	—

Total	56.9	39.1	28.5	38.1	35.0	(8.1)

Total refined products	1,446.0	1,408.4	1,314.8	1,211.7	918.6	(24.2)

Petrochemicals(1)	543.5	464.5	411.1	363.2	302.4	(16.7)

Note: Numbers may not total due to rounding.

(1)	In thousands of metric tons. These are petrochemical products produced in our refineries (raw material for black carbon and propylene).

Source: Pemex BDI.

The volume of our domestic gasoline sales decreased by 20.7% in 2020, from 720.6 thousand barrels per day in 2019 to 571.6 thousand barrels per day in 2020. The volume of our diesel sales decreased by 25.8%, from 293.2 thousand barrels per day in 2019 to 217.5 thousand barrels per day in 2020. The decrease in the volume of our domestic gasoline and diesel sales was mainly due to increased competition in the supply of products in the open market. Additionally, the reduction in economic activity caused by measures taken to combat the spread of COVID-19, which peaked in April 2020, contributed to the decrease in sales volume. As of May 2020, there was an increase in domestic sales of these products, due to the gradual recovery of economic activity. The volume of our domestic sales of fuel oil decreased by 27.8%, from 76.5 thousand barrels per day in 2019 to 55.2 thousand barrels per day in 2020, primarily due to a decrease in CFE’s demand for fuel oil.

In 2020, sales of Pemex Premium gasoline increased by 20.9% as compared to 2019, from 112.7 thousand barrels per day in 2019 to 136.2 thousand barrels per day in 2020. Sales of Pemex Magna in 2020 decreased by 28.4% as compared to 2019, from 607.5 thousand barrels per day in 2019 to 435.0 thousand barrels per day in 2020. This decrease was mainly due to decreased economic activity as a result of the COVID-19 pandemic, the effect of which was greatest during March and April of 2020, and increased competition from private companies in the domestic gasoline market.

On November 15, 2017, we relaunched the “Pemex Franchise” image program with a new business model that includes new products and a variety of association structures. The goal of this program, which consists of nearly 10,000 service stations throughout Mexico, is to provide better service to end users and to strengthen the PEMEX brand.

On October 11, 2018, we launched the seventh generation of our high-end performance additive, Pemex Aditec, that blends with our Pemex Magna and Pemex Premium gasolines. Pemex Aditec is a multifunctional additive and is formulated to help obtain optimum performance, cleanliness and protection of the engine.

During the last quarter of 2019, we began the development of the eighth generation of the performance additive for Pemex gasolines in conjunction with the Instituto Mexicano del Petróleo (Mexican Petroleum Institute or IMP). The development of this additive includes innovations such as a molecular tracer, new high-spectrum detergent molecules and corrosion and oxidation inhibition.

To reinforce the value of the Pemex brand and the Pemex Franchise, during the second half of 2020, we launched two new formats of service stations: nano stations and low consumption stations. Nano stations have innovative and differentiated designs, capable of adapting to reduced land surfaces in urban areas with high traffic concentration. Low consumption stations leverage low-cost technologies and quick installation to meet the demands of rural populations.

As part of our commercial strategy, we operate wholesale and retail service stations, some of which are PEMEX-branded and others of which are unbranded. The unbranded stations buy products through marketing contracts and, when appropriate, have access to discounts and credit. In the case of our PEMEX-branded stations, both Pemex marketers and associate distributors can sell products with the Pemex brand. Retailers to the public may only buy products through marketing contracts, just as they may only sell Pemex brand products through a franchise agreement or a brand sublicensing agreement. As of December 31, 2020, 1,765 redesigned service stations were operating and 91 additional services stations have requested redesigns.

As of December 31, 2020, there were 7,468 Pemex retail service stations associated with Pemex in Mexico, of which 7,423 were privately owned and operated as franchises, while the remaining 45 were owned by Pemex Industrial Transformation. This total number of retail service stations represents a decrease of 13.1% from the 8,593 service stations as of December 31, 2019. This decrease was mainly due to increased competition in the open market. As of December 31, 2020, we had 2,333 marketing contracts, a decrease of 4,099 marketing contracts as compared to 6,432 marketing contracts as of December 31, 2019. The decrease in the number of marketing contracts was mainly due to the higher concentration of customer volume in each contract as a result of new commercial contract models. These 2,333 contracts include 143 of the largest volume trading and distribution customers nationwide. In addition, Pemex Industrial Transformation supplies oil products to 3,995 service stations outside the Pemex Franchise program. Of these service stations, 883 operate under a sublicense of PEMEX brands and 3,112 use third-party brands.

In order to gain market presence, competitors often transfer well-established Pemex gas stations to third-party brands. As a result, we are working to counteract this by opening new gas stations under our franchise model and strengthening the Pemex brand among our existing gas stations.

Despite the aggressive competitive environment and our relatively limited marketing investment, we maintained approximately 64% of market share with our franchised and sub-licensed Pemex gas stations by the end of December 2020.

Pricing Decrees

As of December 31, 2017, fuel prices in Mexico are fully liberalized. However, the CRE reserves the right to intervene. Therefore, our sales prices continue to be subject to potential future regulations by the CRE, until the Comisión Federal de Competencia Económica (Federal Economic Competition Commission) determines that there is effective competition in the wholesale market.

Through agreements A/030/2018 and A/022/2019, the CRE abrogated the asymmetric regulation of Pemex Industrial Transformation with respect to the commercialization of natural gas.

Both the first-hand sale price and the full market price are determined by the full marketing price.

LPG retail prices are determined by the free market. As of January 1, 2017, we sell LPG according to the methodology approved by the CRE for first-hand sales at the point of delivery.

Gasoline and Diesel

As of November 30, 2017, sale prices of gasoline and diesel have been fully liberalized and are determined by the free market. For more information, see “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”

On January 1, 2020, in accordance with reports issued by the CRE, average national regular retail gasoline prices decreased by Ps. 1.53 per liter, as compared to December 31, 2019. Similarly, average national retail diesel prices decreased by Ps. 2.06 per liter on January 1, 2020, as compared to December 31, 2019.

Fuel Oil

On November 3, 2017, the CRE authorized new formulas to determine the price of fuel oil. Currently, there are first-hand sale prices for sales at refineries and market prices for sales at storage and distribution terminals. These prices are calculated weekly and apply to all customers, including the CFE.

We withhold IEPS tax. While it is included in the price to our customers, we pay this tax to the authorities upon collection of the sale of our products and it is not included in our revenues. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.”

As of January 1, 2019, the IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels) was 16.50 Mexican cents per liter, as of January 1, 2020, the IEPS Tax on Fossil Fuels was 16.99 Mexican cents per liter and as of January 1, 2021, the IEPS Tax on Fossil Fuels was is 17.56 Mexican cents per liter.

Natural Gas

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

Liquefied Petroleum Gas (LPG)

Since 2003, price control mechanisms for LPG have been implemented through governmental decrees. Since January 1, 2017, we have sold LPG in accordance with the methodology authorized by CRE for determining the first-hand sales price at the point of delivery, and all end user prices are freely determined by the market.

Since December 16, 2019, we have determined market list prices according to the pricing mechanisms approved by the Comité de Precios y Aspectos Económicos de la Política Comercial de Petróleos Mexicanos y Empresas Productivas Subsidiarias (Committee on Prices and Economic Aspects of the Commercial Policy of Petróleos Mexicanos and its Productive Subsidiary Entities). This change is in compliance with Resolution 1008/2019 of the CRE, which considers our participation in first-hand sales and the marketing of LPG within a free market. Additionally, on December 16, 2019, the CRE issued Resolution 1755/2019, in which it approved the commercialization contract agreement model.

As of January 1, 2019 the IEPS Tax on Fossil Fuels was 15 Mexican cents per kilogram. As of January 1, 2020, this tax was 15 Mexican cents per kilogram, and, as of January 1, 2021, this tax was 16 Mexican cents per kilogram. We withhold IEPS tax. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.”

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government has historically imposed price controls in the domestic market on our products.”

Refining’s Capital Expenditures and Budget

Investments

Over the past several years, we have focused our investment program on enhancing the quality of the gasoline and diesel we produce to meet Mexico’s environmental standards. In 2019, we shifted our focus to the maintenance of our existing refineries and the expansion of the National Refining System in order to increase our hydrocarbon production. We continue to aim to stabilize and improve our ability to process heavy crude oil in order to optimize our refinery production and increase our production of other hydrocarbons in order to supply the growing national demand.

Our refining business invested Ps. 10,878 million in capital expenditures in 2020 and has budgeted Ps. 7,000 million in capital expenditures for 2021.

A focus of our refining capital expenditures program is the rehabilitation of the National Refining System. Pursuant to the rehabilitation program, we have evaluated each of our six existing refineries and have identified specific maintenance requirements for each unit. Our rehabilitation program focuses on addressing critical risks to the facilities such as mechanical integrity and safety and improving the efficiency and the stabilization of our crude oil processing.

The following table sets forth our refining business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2020, and the budget for 2021. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to the capital expenditure amounts in our consolidated financial statements prepared in accordance with IFRS.

Refining’s Capital Expenditures

	Year ended December 31,(1)						Budget
	2018		2019(2)		2020		2021(3)
	(in millions of pesos)(4)
Refining
National Refining System Rehabilitation Program	Ps.	—	Ps.	1,196	Ps.	10,638	Ps.	7,000
Fuel Quality Investments(5)		2,639		1,374		66		—
Residual Use at the Miguel Hidalgo Refinery in Tula (Formerly Reconfiguration of Miguel Hidalgo Refinery in Tula)		306		948		48		—
Maintenance of the Production Capacity of the Minatitlán Refinery 2013-2017		1,884		519		42		—
Installation of a 250 T/hr. Steam Boiler in the Minatitlan Refinery		—		115		34		—
Maintenance of the Production Capacity of the Salina Cruz Refinery 2013-2017		2,429		296		25		—
Cadereyta Refinery Energy Train		—		15		14		—
Residual Conversion of the Salamanca Refinery		101		17		7		—
Supervision and Administration Work for the use of Waste in the Salina Cruz Refinery		16		8		3		—
Rehabilitation of Electrical Substations Miguel Hidalgo Refinery		1,281		843		1		—
Maintenance of the Production Capacity of the Madero Refinery 2014-2017		1,933		1,717		—		—
Maintaining the Production Capacity of the Cadereyta Refinery 2013-2015		1,139		1,140		—		—
Adequacy of the Burner System and Installation of an Elevated Burner at the Francisco I. Madero Refinery		163		62		—		—
Maintenance of the Production Capacity of the Salamanca Refinery 2014-2018		406		33		—		—
Integral Maintenance Program and Process Compressor Technology Update at the Miguel Hidalgo Refinery		1		25		—		—
Acquisition of Capitalizable Catalysts for the Hydrotreatment Process in the Tula Refinery		112		12		—		—
Tuxpan Pipeline and Storage and Distribution Terminals		342		3		—		—
Project Refinery in Tula (6)		18		—		—		—
Others		1,351		87		—		—

Total	Ps.	14,119	Ps.	8,409	Ps.	10,878	Ps.	7,000

Notes: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)

2019 figures reflect the decrease caused by budget adjustment authorized by the Board of Directors of Petróleos Mexicanos in accordance with resolution CA-050/2019 in special meeting 942. This budget adjustment reclassified the capital expenditures of the new Dos Bocas refinery from investment in property, plant and equipment to financial investment.

(3)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.
(4)	Figures are stated in nominal pesos.
(5)	Includes clean fuels investments for gasoline and diesel in our six refineries.
(6)	Includes pre-investments studies, on-site preparation and other expenses related to this project. This project concluded in 2018.

Source: Petróleos Mexicanos.

In 2020, we imported approximately 387.9 thousand barrels per day of gasoline, which represented 56.4% of total domestic demand for gasoline for the year. In 2021, our priority is to increase the production of our oil products by focusing on the maintenance of our existing refineries and the development of the new Dos Bocas refinery.

In addition, we are exploring alternative investment projects, including the fuel quality project, the reconfiguration of the Miguel Hidalgo refinery in Tula and the residual conversion at the Salamanca refinery. We are considering funding alternatives for these projects because they are currently suspended due to budgetary restrictions.

Fuel Quality Project, Gasolines Phase (ULSG)

This project consists of the installation of ULSG post-treatment units in the six refineries, in order to improve the quality of gasoline produced. As of December 31, 2020, all gasoline produced in Mexico met international environmental standards. Operations at the units have been paused, pending the completion of various complementary works, which are currently suspended due to budgetary restrictions.

Fuel Quality Project, Diesel Phase (ULSD)

This project consists of the construction of five ULSD plants with services facilities, including: five hydrogen plants, four sulfur recovery units, five sour water treatment plants and the reconfiguration of 17 existing units to produce ULSD. As of December 31, 2020, the project remained suspended. We continue to evaluate funding alternatives in order to complete this project, which would aid our compliance with environmental regulations. The CRE approved extending the deadline to comply with Mexican Official Standard NOM-016-2016 to December 2024. Mexican Official Standard NOM-016-2016 governs sulfur content in commercial diesel.

Residual Use at the Miguel Hidalgo Refinery in Tula (Formerly Reconfiguration of the Miguel Hidalgo Refinery in Tula)

This project consists of the construction of nine units, with the coking plant as the priority. The project is expected to increase production of refined oil products from 315 thousand to 340 thousand barrels per day, as well as to improve the production of gasoline and distillates. As of December 31, 2020, construction of the coking plant was 63% complete. Construction is currently suspended due to budgetary constraints. We are considering funding alternatives in order to complete the project.

Residual Conversion of the Salamanca Refinery

The reconfiguration of the Ing. Antonio M. Amor refinery in Salamanca, Guanajuato, is focused on the conversion of low-value residuals into high-value distillates. Likewise, it includes the modernization of the lubricants train to produce lubricants of greater value and quality. As of December 31, 2020, the project was 13% complete. The project is currently suspended due to budgetary constraints. We are considering funding alternatives in order to resume the reconfiguration.

Tuxpan Maritime Terminal

This project is intended to help meet the increase in demand for refined products in the metropolitan area of the Mexico Valley. The total cost of the project is Ps. 5,637.9 million, which includes the construction of a pipeline 18-inches in diameter and 109 kilometers long, from Cima de Togo to Venta de Carpio. It also includes five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each, a research study to determine the best option for the discharge of refined products from tankers and pipelines into these storage tanks and auxiliary services and integration.

As of April 2018, two of the three key phases of this project were completed, the pre-investment studies and construction of the Tuxpan-Mexico pipeline, which is currently operating. The third phase, the storage system, is 97.2% complete. We arranged an extension with the Ministry of Finance and Public Credit to postpone the date by which this final phase may be completed. The five storage tanks have been delivered to the Tuxpan storage and port services terminal and are in operation. Additionally, the booster pumps, firefighting system (including a 55,000-barrel water storage tank and the electrical substation 3), the heating, ventilation, and air conditioning system for the variator room and the measuring skids have been delivered. The integrations, anilines, telecommunication equipment, perimeter wall and control room adjustments were partially delivered.

Rehabilitation of the National Refining System

As part of our efforts to stabilize the operations of our refineries, we initiated a program to rehabilitate the National Refining System. This program aims to contribute to the stabilization of our operations and to repair and maintain our six existing refineries. The rehabilitation program seeks to achieve its objective by addressing critical risks to the facilities, restoring the reliability of the assets and improving the efficiency and stabilization of the crude oil process. These activities began in September 2019 and accelerated in the last quarter of 2020. We have completed 39 major repairs and 110 minor repairs to our process plants since the launch of the National Refining System rehabilitation program through January 15, 2021. We made six major repairs and 47 minor repairs to main services, such as the facilities that provide water, steam, air or energy used in the operation of the refinery process units. We made 16 major repairs and 30 minor repairs to storage tanks.

The budget for the National Refining System rehabilitation program for 2021 is Ps. 7,000 million. We intend to use this budget to complete repairs that started in 2020 and begin repairs to process plants, main services and storage tanks, subject to budget allocation.

New Dos Bocas Refinery

On December 7, 2018, the Board of Directors of Petróleos Mexicanos, in accordance with resolution CA-161/2018, authorized the construction of a new refinery in Dos Bocas in Paraiso, Tabasco, as part of our institutional strategy plan.

On July 2, 2020, the Board of Directors of Petróleos Mexicanos, in accordance with resolution CA-053/2020, authorized the revised business strategy, including FEL II (Front-End Loading II) phase of this project. The FEL methodology is applied to investment project management by using the following three stages: FEL I (visualization), FEL II (conceptualization) and FEL III (definition). As of July 2, 2020, the Class IV (+30% to -25%) cost estimate for the project is U.S. $8,918.5 million. Class IV estimates correspond to the FEL method and include all projected costs excluding external works, cost escalation, contingency costs and administrative expenses, versus Class V (+50% to -35%) cost estimates.

Pemex Industrial Transformation is developing the deliverables for the definition phase of the project (FEL III), in order to obtain the necessary corporate approvals from the Board of Directors of Petróleos Mexicanos and other relevant bodies. During August and September 2020, twelve deliverables were submitted, two of which have been approved.

The project has progressed with respect to site preparation, soil improvement, detailed engineering (Phase I) and long lead procurement. Studies and basic engineering services for the 17 process plants have been completed. The fabrication of vertical and spherical tanks has begun in order to satisfy the storage needs of the project.

Gas and Aromatics

Natural Gas and Condensates

All wet natural gas production is directed to our gas processing facilities. As of December 31, 2020, we owned nine facilities.

The following facilities are located in the Southern region:

•

Nuevo Pemex. This facility contains 13 units that together in 2020 produced 742.6 million cubic feet per day of dry gas, 30.7 thousand barrels per day of ethane, 38.0 thousand barrels per day of liquefied gas, 15.7 thousand barrels per day of naphtha and 9.8 thousand tons of sulfur.

•

Cactus. This facility contains 22 units that together in 2020 produced 308.5 million cubic feet per day of dry gas, 19.8 thousand barrels per day of ethane, 21.5 thousand barrels per day of liquefied gas, 9.4 thousand barrels per day of naphtha and 15.9 thousand tons of sulfur.

•	Ciudad Pemex. This facility contains eight units that together in 2020 produced 633.8 million cubic feet per day of dry gas and 180.3 thousand tons of sulfur.

•	La Venta. This facility contains one unit that in 2020 produced 68.6 million cubic feet per day of dry gas.

•

Matapionche. This facility contains five units that together in 2020 produced 9.8 million cubic feet per day of dry gas, 0.4 thousand barrels per day of liquefied gas, 0.2 thousand barrels per day of naphtha and 2.2 thousand tons of sulfur.

•	The Morelos, Cangrejera and Pajaritos facilities form the Coatzacoalcos gas processing complex (which we refer to as a GPC):

•	Morelos. This facility contains one unit that in 2020 produced 9.7 thousand barrels per day of ethane, 11.6 thousand barrels per day of liquefied gas and 3.1 thousand barrels per day of naphtha.

•

Cangrejera. This facility contains two units that together in 2020 produced 10.6 thousand barrels per day of ethane, 14.2 thousand barrels per day of liquefied gas and 3.9 thousand barrels per day of naphtha.

•	Pajaritos. This facility contains one unit, which was non-operational as of the date of this annual report.

The following facilities are located in the Northern region:

•

Burgos. This facility contains nine units that together in 2020 produced 376.1 million cubic feet per day of dry gas, 8.1 thousand barrels per day of liquefied gas and 7.6 thousand barrels per day of naphtha.

•

Poza Rica. This facility contains five units that together in 2020 produced 73.3 million cubic feet per day of dry gas, 1.2 thousand barrels per day of liquefied gas and 0.5 thousand barrels per day of naphtha.

•	Arenque. This facility contains three units that together in 2020 produced 24.0 million cubic feet per day of dry gas and 0.1 thousand tons of sulphur.

Petrochemical Complexes

In addition to our gas processing facilities, we also own the following two petrochemical complexes:

•

Independencia. The Independencia petrochemical complex consists of two units and is located in the Central region. In 2020, this complex produced 138.1 thousand tons of methanol in its first unit and 28.9 thousand tons of petrochemical specialties in its second unit.

•

Cangrejera. The Cangrejera petrochemical complex consists of five units and an aromatics line and is located in the Southern region. In 2020, this complex produced 336.4 thousand tons of aromatics and derivatives and 205.0 thousand tons of other petrochemical products (butanes, hexane, hydrogen, pentanes, BTX liquids, petroleum products, naphtha gas, octane-based gasoline and heavy naphtha).

The following tables set forth our processing capacity, as well as our total natural gas processing and production, for the five years ended December 31, 2020.

Gas and Aromatics’ Processing and Production Capacity(1)

	Year ended December 31,
	2016	2017(4)	2018	2019	2020
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(2)	144	144	144	144	144
Sour natural gas	4,523	4,523	4,523	4,523	4,523
Natural gas liquids recovery plants
Cryogenics	5,912	5,912	5,912	5,912	5,912
Natural gas liquids fractionating(2)	569	569	569	569	569
Processing of hydrosulfuric acid	219	229	229	229	229
Aromatic compounds and derivatives (Cangrejera and Independencia)(3)	1,694	1,734	1,734	1,734	1,734

(1)	Production capacity refers to aromatic compounds and derivatives.
(2)	In thousands of barrels per day.
(3)	In thousands of metric tons per year.
(4)	Values of our CCR reforming plant were updated in 2017.

Source: Pemex BDI.

Natural Gas, Condensates and Aromatics’ Processing and Production(1)

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	3,671.5	3,237.3	2,951.9	2,826.3	2,765.4	(2.2)
Sour gas	2,996.9	2,687.7	2,492.5	2,395.6	2,327.6	(2.8)
Sweet gas(2)	674.6	549.6	459.5	430.7	437.8	1.6
Condensates(3)(4)	41.1	32.4	27.4	22.4	22.6	0.9
Gas to natural gas liquids extraction	3,449.8	3,199.5	2,781.7	2,651.2	2,497.4	(5.8)
Wet gas	3,394.1	3,086.3	2,781.7	2,651.2	2,497.4	(5.8)
Reprocessing streams(5)	55.7	113.2	—	—	—	—
Production
Dry gas(6)	3,074.2	2,666.7	2,421.7	2,305.0	2,245.2	(2.6)
Natural gas liquids(4)(7)	307.7	280.3	240.1	221.3	207.4	(6.3)
Liquefied petroleum gas(4)(8)	159.2	144.3	122.2	107.6	100.5	(6.6)
Ethane(4)	106.4	101.3	84.8	76.8	70.8	(7.8)
Naphtha(4)	61.9	51.8	43.3	42.9	40.5	(5.6)
Sulfur(9)(10)	673.3	551.3	442.6	376.6	265.1	(29.6)
Methanol(9)	145.1	115.8	148.4	141.5	138.1	(2.4)
Aromatic compounds and derivatives(9)(11)	940.2	622.0	569.5	919.6	336.4	(63.4)
Others(9)(12)	410.6	225.5	216.5	496.5	233.5	(53.0)

Note: Numbers may not total due to rounding.

GPC= Gas Processing Complex

(1)	Excludes operations of our exploration and production segment, which produced 4,761.6 million cubic feet per day in 2020.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	In thousands of barrels per day.
(5)	Reprocessing of pipeline dry gas at the Pajaritos cryogenic plant
(6)	Includes ethane reinjected into the natural gas stream.
(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes production from GPC, refineries and transfers from Pemex Exploration and Production.
(9)	In thousands of metric tons.
(10)	Production of gas processing GPCs and refineries. In 2019, our Poza Rica and Arenque facilities ceased producing sulfur due to operational difficulties with the condenser units.
(11)	Includes aromine 100, benzene, styrene, ethylbenzene, fluxoil, high octane hydrocarbon, toluene and xylene.
(12)	Includes butanes, petrochemical specialties, pentanes, hexane, hydrogen, BTX liquids, isopentanes and petroleum products, naphtha gas, petrol octane base and heavy naphtha.

Source: Pemex BDI.

We process sour and sweet condensates from our exploration and production segment in order to obtain stabilized natural gas liquids and also to recover liquid hydrocarbons obtained from the processing of sweet natural gas. In addition, we obtain liquids from internal streams and hydrocarbons condensed in sour wet gas pipelines. Our production of natural gas liquids, including stabilized condensates, reprocessing and other fractionating streams, decreased by 6.3% from 221.3 thousand barrels per day in 2019 to 207.4 thousand barrels per day in 2020.

We process sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed and internal streams of our gas and aromatic compound sub-segment totaled 22.6 thousand barrels per day in 2020, a 0.9% increase from the 22.4 thousand barrels per day processed in 2019. We also process sweet condensates at our Burgos facilities to produce light and heavy natural gasoline.

The production of sulfur totaled 265.1 thousand tons in 2020, a 29.6% decrease from 376.6 thousand tons in 2019. This decrease was partially due to lower production at our Cactus and Nuevo Pemex gas processing complexes, due to the shutdown of their sulfur recovery plants for maintenance.

The production of aromatic compounds and derivatives totaled 336.4 thousand tons in 2020, a 63.4% decrease from 919.6 thousand tons in 2019. This decrease was mainly due to problems with the main services at the Cangrejera petrochemical complex, including operational difficulties in the delivery of steam and electricity to the plant. These issues occurred between April and December 2020.

Over the five years ended December 31, 2020, the value of our domestic sales was distributed as follows:

Value of Gas and Aromatics’ Domestic Sales(1)

	Year ended December 31,
	2016		2017		2018		2019		2020		2020 vs. 2019
	(in millions of pesos)(2)										(%)
Natural gas	Ps.	67,536.5	Ps.	74,287.7	Ps.	62,355.4	Ps.	41,735.5	Ps.	31,815.2	(23.8)
Liquefied petroleum gas		50,179.8		49,137.3		52,053.6		32,161.8		30,819.9	(4.2)
Ethane(3)		1,284.7		2,989.7		3,203.4		2,365.0		1,854.6	(21.6)
Heptane		—		0.9		9.5		26.8		2.4	(91.0)
Propane		73.8		111.6		148.2		91.7		81.0	(11.7)
Light naphtha		84.5		158.8		221.4		212.7		117.0	(45.0)
Heavy naphtha		404.8		429.3		708.6		833.2		666.7	(20.0)
Sulfur		585.7		540.2		766.0		534.3		334.7	(37.4)
Methanol		625.1		806.9		1,089.9		818.7		797.6	(2.6)
Aromatic compounds and derivatives(4)		2,122.1		1,673.1		1,759.8		1,802.0		1,156.2	(35.8)
Others(5)		261.4		308.5		296.1		258.9		303.0	17.0

Total	Ps.	123,158.4	Ps.	130,444.0	Ps.	122,611.9	Ps.	80,840.6	Ps.	67,948.3	(15.9)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.
(3)	In January 2016, we began the supply of ethane to Braskem IDESA.
(4)	Includes aromine 100, benzene, styrene, toluene and xylene.
(5)	Includes petrochemical specialties, hydrogen, isopropanol, hexane, pentane and naphtha gas.

Source: Pemex BDI.

The volume of our domestic sales of gas and aromatics for the five-year period ended December 31, 2020 was distributed as follows:

Volume of Gas and Aromatics’ Domestic Sales

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs 2019
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Natural gas(1)	3,347.3	2,623.0	2,064.3	1,604.4	1,313.6	(18.1)
Liquefied petroleum gas	200.7	169.8	163.6	149.5	143.9	(3.7)
Ethane	36.6	59.9	51.0	51.5	45.6	(11.5)
Heptane	—	0.1	0.5	1.9	0.2	(89.5)
Propane	11.3	11.3	11.8	11.5	11.2	(2.6)
Heavy naphtha(2)	64.3	56.2	69.5	95.2	97.2	2.1
Light naphtha(2)	13.3	19.9	21.3	27.4	20.0	(27.0)
Sulfur(2)	580.5	529.9	450.5	382.5	270.3	(29.3)
Methanol(2)	111.3	100.8	106.0	107.1	120.5	12.5
Aromatic compounds and derivatives(2)(3)	155.1	111.3	101.6	120.0	94.3	(21.4)
Others(2)(4)	29.6	28.2	22.8	26.7	29.1	9.0

Note: Numbers may not total due to rounding.

(1)	In millions of cubic feet per day.
(2)	In thousands of metric tons.
(3)	Includes aromine 100, benzene, styrene, toluene and xylene.
(4)	Includes petrochemical specialties, hydrogen, isopropanol, hexane, pentane and naphtha gas.

Source: Pemex BDI.

In 2020, the value of our domestic sales in gas and aromatics decreased by 15.9% as compared to 2019, reaching Ps. 67,948.3 million. This decrease was mainly due to a reduction in domestic sales volume of natural gas and liquefied petroleum gas as a result of the COVID-19 pandemic and increased competition from private companies in the domestic market.

Domestic sales of natural gas decreased by 18.1%, as compared to 2019, from 1,604.4 million cubic feet per day in 2019 to 1,313.6 million cubic feet per day in 2020. This decrease was mainly due to increased competition from private companies importing foreign natural gas and to the reduction in economic activity during 2020 due to the COVID-19 pandemic.

In 2020, domestic sales of liquefied petroleum gas decreased by 3.7% compared to 2019, from 149.5 thousand barrels per day in 2019 to 143.9 thousand barrels per day in 2020. Beginning in September 2020, we implemented a strategy to improve prices for our highest consuming customers. The strategy aimed to increase product displacement.

Internal sales of sulfur decreased by 29.3%, as compared to 2019, from 382.5 thousand tons in 2019 to 270.3 thousand tons in 2020. This decrease was mainly due to a lower supply of sulfur from our gas processing facilities.

Internal sales of aromatics decreased by 21.4%, compared to 2019, from 120.0 thousand tons in 2019 to 94.3 thousand tons in 2020. The decrease in sales of aromatics and derivatives was due to a reduction in toluene and xylene sales.

Subsidiaries of Pemex Industrial Transformation

Pemex Industrial Transformation conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists its subsidiaries, their principal operating activities and Pemex Industrial Transformation’s ownership interest as of December 31, 2020.

Subsidiaries of Pemex Industrial Transformation(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas Internacional, S.L.(2)	Holding company	100.00
Terrenos para Industrias, S.A.	Real estate holding company	100.00
PTI Infraestructura de Desarrollo, S.A. de C.V.	Dos Bocas refinery project development company	99.99
PPQ Cadena Productiva, S.L.(3)	No staff, no operations	100.00

(1)	As of December 31, 2020.
(2)	Mex Gas Internacional, S.L. is the only subsidiary of Pemex Industrial Transformation that is a consolidated subsidiary company. See Note 5 to our consolidated financial statements included herein.
(3)	Formed in order to reorganize Pemex’s subsidiaries.

Source: Pemex Industrial Transformation Divestitures

On July 14, 2018, the Board of Directors of Petróleos Mexicanos authorized the divestiture of our 5% indirect participation in TAG Pipelines Sur, S. de R. L. de C. V. As of December 31, 2020, this operation was still in progress. The subsidiary holding company continues to evaluate fiscal, financial and corporate matters relevant to the divestment. The divestment has yet to be completed.

Natural Gas Hedging Operations

We offer, as a value-added service, hedging contracts to our domestic customers to protect them against fluctuations in the prices of natural gas. For information on hedging contracts offered to our domestic natural gas customers, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Gas and Aromatics Capital Expenditures and Budget

Our gas and aromatics business invested Ps. 976 million in capital expenditures in 2020 and has budgeted Ps. 2,072 million in capital expenditures for 2021.

The following table sets forth our gas and aromatics business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2020, and the budget for 2021. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Gas and Aromatics’ Capital Expenditures

	Year ended December 31,(1)						Budget
	2018		2019		2020		2021(2)
	(in millions of pesos)(3)
Gas and Aromatics
Maintenance of the New Pemex GPC 2018-2022	Ps.	—	Ps.	—	Ps.	418	Ps.	547
Maintenance of the Gas and Petrochemical Process Center Coatzacoalcos 2018-2022		—		—		146		220
Maintenance to the Cactus GPC 2018-2022		—		—		124		293
Adaptation of Fractionation Plants and Conversion of the Liquids Sweetener at Nuevo Pemex GPC		136		61		5		—
Maintenance of the Fractionation Plant I of the GPC Nuevo Pemex		9		14		3		65
Maintenance of the Ciudad Pemex GPC 2019-2023		—		—		3		81
Modernization of Equipment of Cryogenic Plant 1 of the Ciudad Pemex GPC		28		76		—		77
Cryogenic Maintenance III Nuevo Pemex		92		26		—		18
Conservation of the Main Services of the GPC Cactus		49		22		—		35
Modernization of Systems and Processing Equipment of GPC La Venta		18		18		—		—
Maintenance of Plants and Auxiliary Services of GPC Burgos		31		7		—		40
Modernization of the Product Movement Areas of the GPCs		644		—		—		—
Modernization and Rehabilitation of Facilities of the Supply and Water Treatment System at Nuevo Pemex GPC		241		—		—		—
Conditioning of the Venting Systems at Cactus GPC		131		—		—		—
Integral Maintenance of Gas Sweetening Plants 1, 2, 3 and 12 at Cactus GPC		53		—		—		—
Security Requirements for Improvement of Operational Reliability of the GPCs		41		—		—		—
Conservation and Modernization of the Storage Area at Coatzacoalcos Area GPC		22		—		—		—
Rehabilitation of Cooling Towers of GPC Cactus		12		—		—		—
Acquisition of Equipment and Rehabilitation of Process Plants and Main Services of La Venta GPC		—		—		—		101
Revamps and Annual Maintenance to Turbochargers and Turbogenerators of Burgos GPC		—		—		—		82
Modernization of Measurement Systems, Control and Security Systems of GPC´s		—		—		—		79
Integral Maintenance for Analyzers of the GPC		—		—		—		77
Others		1,400		265		278		356

Total	Ps.	2,907	Ps.	489	Ps.	976	Ps.	2,072

Notes: Numbers may not total due to rounding.

GPC = Gas Processing Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.
(3)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Ethane Supply Contract

On February 19, 2010, we entered into a contract to supply 66,000 barrels per day of ethane to the Etileno XXI project, a petrochemical complex in Nanchital, Veracruz that produces ethylene and polyethylene. The Etileno XXI project commenced operations on March 18, 2016. The Etileno XXI project is owned and operated by Braskem IDESA, S.A.P.I. (Braskem IDESA). We have entered into a memorandum of understanding with Braskem IDESA that provides guidelines for further negotiations.

During 2020, we supplied 711.9 million cubic meters of ethane for a total of Ps. 1,854.6 million under this contract.

Ethylene and Derivatives

Our ethylene and derivatives line of business’ main objectives include the production, distribution and marketing of ethane and propylene derivatives. In 2020, we produced a total of 1,146.8 thousand tons of petrochemical products, a 28.8% decrease from the 1,610.8 thousand tons of petrochemical products produced in 2019. This decrease was mainly due to the fact that derivatives plants operated at low capacity due to problems in auxiliary services, operational failures and a reduction in the commercialization of monoethylene glycol as the result of an oversupply in the international market.

Our ethylene line of business manufactures several petrochemical products, including:

•	ethane derivatives, such as ethylene, polyethylene, ethylene oxide and glycols;

•	propylene and derivatives; and

•	others such as oxygen, nitrogen, hydrogen and butadiene, among other products.

Capacity

•	Cangrejera Petrochemical Complex: This complex is located in the Southern region of the country and has five units and a line of aromatics.

•	Morelos Petrochemical Complex: This complex is located in the Southern region of the country and has six units and auxiliary services.

•	Pajaritos Petrochemical Complex: This complex is located in the Southern region of the country, has an ethylene plant and has not operated since 2016.

In 2020, the Cangrejera and Morelos complexes together produced 718.1 thousand tons of ethane derivatives, 7.9 thousand tons of propylene and derivatives, and 420.8 thousand tons of other products.

•	Pajaritos Refrigerated Ethylene Shipping Terminal: We imported ethane through this terminal until mid-November 2020. In 2020, we imported 94.2 thousand tons of ethane through this terminal.

Total production capacity of our operating plants for the five years ended December 31, 2020 was distributed among our facilities as set forth below.

Ethylene and Derivatives’ Production Capacity

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of tons)
Petrochemical Facility
Cangrejera(1)	1,321.3	1,321.3	1,321.3	1,321.3	1,321.3
Morelos	2,277.2	2,277.2	2,277.2	2,277.2	2,277.2
Pajaritos(2)	—	—	207.0	207.0	207.0

Total	3,598.5	3,598.5	3,805.5	3,805.5	3,805.5

Notes: Numbers may not total due to rounding.

(1)	Our ethylene and derivatives line of business’ capacity in Cangrejera does not include the production capacity of aromatics and derivatives.
(2)	At the end of 2018, the assets of the Pajaritos petrochemical complex were transferred to Pemex because the alliance with Petroquímica Mexicana de Vinilo (PMV) was dissolved.

Source: Pemex Ethylene.

Production

The following table sets forth our ethylene production for the five years ended December 31, 2020.

Ethylene’s Production(1)

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in thousands of tons)
Ethane derivatives	1,690.7	1,274.1	1,304.8	1,104.9	718.1	(35.0)
Propylene and derivatives	42.8	12.9	16.5	11.8	7.9	(33.1)
Others	795.2	597.0	509.0	494.2	420.8	(14.9)

Total(1)	2,528.7	1,884.0	1,830.3	1,610.8	1,146.8	(28.8)

Note: Numbers may not total due to rounding.

(1)	Figures include petrochemical products used as raw material to produce other petrochemicals.

Source: Pemex BDI.

In 2020, the total production of our ethylene business decreased by 28.8%, as compared to 2019, from 1,610.8 thousand tons in 2019 to 1,146.8 thousand tons in 2020. This decrease was primarily due to our derivatives plants operating at low capacity because of problems with auxiliary services, operational failures and a reduction in the commercialization of monoethylene glycol as the result of an oversupply and lowered prices in the international market.

From January 2018 until November 19, 2020, we imported ethane for use as a raw material in our operations. At the end of 2019, we installed a new vaporization system at our Pajaritos petrochemical complex. This new vaporization system allowed us to increase the vaporization of imported liquid ethane and supplied our Cangrejera and Morelos complexes until approximately mid-November 2020.

On November 17, 2020, we announced we will prioritize the shipment of national ethane to ethylene and derivatives processing plants. As of November 19, 2020, Pemex has only used national ethane and has terminated all consumption of imported ethane.

Domestic Sales

The following table sets forth our ethylene domestic sales for the five years ended December 31, 2020.

Value of Ethylene’s Domestic Sales(1)

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in millions of pesos)(2)					(%)
Ethane derivatives	Ps.14,539.4	Ps.12,252.7	Ps.12,472.8	Ps.8,951.4	Ps.6,042.6	(32.5)
Propylene and derivatives	788.3	340.7	314.4	114.8	32.9	(71.3)
Others	64.8	28.3	45.9	56.5	30.4	(46.2)

Total	Ps.15,392.5	Ps.12,621.7	Ps.12,833.2	Ps.9,122.7	Ps.6,105.9	(33.1)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.

Source: Pemex BDI.

In 2020, the value of our domestic sales decreased by 33.1% as compared to 2019, from Ps. 9,122.7 million in 2019 to Ps. 6,105.9 million in 2020. This decrease was primarily due to a decrease in revenues from the sale of glycols and polyethylene resins due to the impacts of the COVID-19 pandemic.

Sales to other Subsidiary Entities

The following table sets forth the intercompany sales of petrochemical products for the five years ended December 31, 2020.

Ethylene’s Intercompany Sales(1)

	Year ended December 31,
	2016		2017		2018		2019		2020		2020 vs. 2019
	(in millions of pesos)(2)										(%)
Ethane and derivatives	Ps.	2.9	Ps.	1.1	Ps.	2.5	Ps.	3.8	Ps.	0.5	(86.8)
Others(3)(4)		480.6		284.2		62.0		—		—	—

Total	Ps.	483.5	Ps.	285.3	Ps.	64.5	Ps.	3.8	Ps.	0.5	(86.8)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.
(3)	Includes diethylene glycol, ethylene, hydrogen, ethylene pyrolysis liquids, monoethylene glycol, nitrogen and anhydrous ammonia.
(4)	Figures do not consider sales to Pemex Industrial Transformation as of July 1, 2019.

Source: Pemex BDI.

In 2020, our intercompany sales decreased by 86.8% as compared to 2019, from Ps. 3.8 million in 2019 to Ps. 0.5 million in 2020. This decrease was mainly due to a reduction in the sales volume of triethylene glycol to Pemex Exploration and Production.

Ethylene Capital Expenditures and Budget

Our ethylene business invested Ps.137 million in capital expenditures in 2020 and has budgeted Ps.2,380 million for capital expenditures in 2021.

The following table sets forth our ethylene business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31,2020, and the budget for 2021. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Ethylene’s Capital Expenditures

	Year ended December 31(1)						Budget 2021(2)
	2018		2019		2020
	(in millions of pesos)(3)
Ethylene(4)
Maintenance Program of the Capacity of the Low Density Polyethylene Plant at Cangrejera PC	Ps.	48	Ps.	63	Ps.	47	Ps.	259
Maintaining the Production Capacity of Auxiliary Services at Morelos PC		18		—		47		115
Maintaining the Production Capacity of Ethylene Oxide Plant 2015-2017 at Morelos PC		69		62		12		—
Maintenance to the PC Independencia 2019-2023		—		—		5		26
Maintaining the Production Capacity of the Swing Plant 2015-2017 at Morelos PC		78		22		4		—
Maintenance Program of the Ethylene Plant at Cangrejera PC		48		4		3		78
Modernization of Fire Protection Network at Cangrejera PC		171		16		2		—
Sustainability of the Production Capacity of the Ethylene Plant at Morelos PC		75		26		—		—
Maintenance of the Production Capacity of the Asahi Plant 2015-2017 at Morelos PC		26		14		—		—
Maintaining the Production Capacity of the Mitsui Plant 2015-2017 at Morelos PC		8		8		—		—
Maintenance Program for the Production Capacity of the Ethylene Oxide Plant at Cangrejera PC		20		2		—		270
Modernization and Expansion of Production Capacity of Ethane Derivatives Chain I at Morelos PC		168		—		—		—
Acquisition of Catalysts for Pemex Ethylene Plants		72		—		—		—
Rehabilitation of Maintenance Areas to Support Production at Cangrejera PC		47		—		—		9
Modernization and Optimization of Infrastructure and Auxiliary Services I at Cangrejera PC		43		—		—		—
Maintenance of the Production Capacity of the Ethylene Oxide Plant at Cangrejera PC		3		—		—		—
Maintenance for the Sustaining of the Operational Capacity of the Process Plants of the PC Morelos 2020		—		—		—		1,385
Maintenance for the Sustaining of the Operational Capacity of the Auxiliary Services Plants of the PC Cangrejera		—		—		—		141
Others		81		1		17		97

Total	Ps.	975	Ps.	219	Ps.	137	Ps.	2,380

Notes: Numbers may not total due to rounding.

PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.

(2)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.

(3)	Figures are stated in nominal pesos.

(4)	Capital expenditures were made for certain projects in years following the original term indicated in the project title.

Source: Petróleos Mexicanos.

Fertilizers

Prior to January 1, 2021, Pemex Fertilizers operated as an additional productive state-owned subsidiary. As of January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. Therefore, our fertilizers segment operated through the productive state-owned subsidiary Pemex Fertilizers until December 31, 2020, and operates through the productive state-owned subsidiary Pemex Industrial Transformation as of January 1, 2021 as a line of business.

Our fertilizers business integrates the ammonia production chain up to the point of sale of fertilizers, including agricultural and industrial nitrates, phosphate fertilizers and acids, which are produced by Grupo Fertinal, S.A. de C.V. Our subsidiary Pro-Agroindustria, S.A. de C.V. began to intermittently produce urea beginning in April 2020. Pro-Agroindustria, S.A. de C.V. ceased operations in the second half of December 2020 due to interruption in the supply of raw materials.

As part of the merger between Pemex Fertilizers and Pemex Industrial Transformation, we intend to integrate the production chain from natural gas to ammonia to fertilizers through the integration of our Cosoleacaque petrochemical complex. We believe this integration will allow us to offer a wide range of fertilizers, nitrogen and phosphates at competitive prices. We expect the development of new distribution channels to bring the supply of ammonia and fertilizers closer to industrial and agricultural producers throughout the country. In order to satisfy small agricultural producers demand for urea and diammonium phosphate (DAP), distribution is realized in coordination with the Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development, or SADER) under the framework of the Mexican Government’s Fertilizantes para el Bienestar (Fertilizers for Welfare) program.

Capacity

As of December 31, 2020, we owned four ammonia plants, one of which resumed operations in December 2019 after undergoing major maintenance. Two other plants are scheduled to undergo major maintenance from 2022 to 2025. Additionally, our remaining plant likewise requires further rehabilitation. The scheduling of this rehabilitation depends on the availability of budgetary resources.

The total ammonia production capacity of our operating plants for the years ended December 31, 2020 was distributed among our facilities as set forth below:

Fertilizers’ Total Capacity

	Year ended December 31,
Petrochemical Complexes	2018	2019	2020
	(thousands of tons)
Cosoleacaque (ammonia)	1,440	1,440	1,440

Source: Pemex Fertilizers.

Production

The following table summarizes the annual production of our fertilizers segment for the three years ended December 31, 2020.

Fertilizers’ Production

	Year ended December 31,
	2018	2019	2020	2020 vs. 2019
	(thousands of tons)			(%)
Methane Derivatives
Ammonia	151	–	136	100.0
Carbon dioxide	372	7	283	3,942.9

Total	523	7	419	5,885.7

Note: Numbers may not total due to rounding.

Source: Pemex BDI.

Total annual production of methane derivatives in 2020 increased by more than 100%, from 7 thousand tons in 2019 to 419 thousand tons in 2020. This increase was mainly due to the renewed production of ammonia and carbon dioxide as of February 2020, due to a natural gas supply agreement signed with CFEnergía S.A. de C.V., an affiliate of CFE, in December 2019.

Sales of Fertilizers

The following table sets forth the value of our domestic sales of our fertilizers segment for the three years ended December 31, 2020.

Value of Fertilizers’ Domestic Sales(1)

	Year ended December 31,
	2018	2019	2020	2020 vs. 2019
	(in millions of pesos)(2)			(%)
Methane Derivatives
Ammonia	Ps.5,544.3	Ps.3,642.8	Ps.1,890.3	(48.1)
Carbon dioxide	56.8	—	29.4	100.0

Total	Ps. 5,601.1	Ps. 3,642.8	Ps. 1,919.8	(47.3)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.

Source: Pemex BDI.

In 2020 the value of domestic sales in our fertilizers segment decreased by 47.3%, from Ps. 3,642.8 million in 2019 to Ps. 1,919.8 million in 2020. This decrease was mainly due to reduced demand for ammonia because of the COVID-19 pandemic’s impact on industrial activities, as well as market losses due to production shortages of ammonia, which lasted for more than 17 months.

Volume of sales

The following table sets forth the value of our domestic sales for the three years ended December 31, 2020.

Volume of Fertilizers’ Domestic Sales

	Year ended December 31,
	2018	2019	2020	2020 vs. 2019
	(thousands of tons)			(%)
Methane Derivatives
Ammonia	771.7	581.9	284.3	(51.1)
Carbon dioxide	151.3	0.1	150.3	150,200.0

Total	923.0	582.0	434.6	(25.3)

Note: Numbers may not total due to rounding.

Source: Pemex BDI.

Fertilizers Capital Expenditures

Our fertilizers segment invested Ps. 175 million in capital expenditures in 2020. The fertilizers budget for 2021 is included in the budget of Pemex Industrial Transformation due to the merger of Pemex Fertilizers into Pemex Industrial Transformation, which took place on January 1, 2021.

The following table sets forth our fertilizers segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2020. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Fertilizers’ Capital Expenditures

	Year ended December 31,(1)						Budget 2021(2)(3)
	2018		2019		2020
	(in millions of pesos)(4)
Fertilizers
Maintenance to Transportation, Handling and Storage Areas at Cosoleacaque PC	Ps.	—	Ps.	111	Ps.	100	n.a.
Maintenance to Receipt, Storage and Distribution Areas at Salina Cruz Refrigerated Ammonia Terminal		—		54		20	n.a.
Maintaining the Production Capacity of Ammonia Plant VII and its Auxiliary Services at Cosoleacaque PC		22		5		17	n.a.
Maintenance of Refrigeration and Ammonia Storage Plant No. 2 of the Pajaritos Refrigerated Terminal		30		4		12	n.a.
Rehabilitation of Ammonia Plant IV and Integration and Auxiliary Services for Cosoleacaque PC		11		0		11	n.a.
Maintaining the Production Capacity of Ammonia Plant VI at Cosoleacaque PC		18		0		8	n.a.
Maintenance to Cryogenic Ammonia Storage Plant No. 1 at Pajaritos Refrigerated Terminal		—		1		5	n.a.
Maintenance to Storage and Distribution Areas at Cosoleacaque PC		72		—		2	n.a.
Rehabilitation of Ammonia Plant No. V, at Cosoleacaque PC		38		5		—	n.a.
Rehabilitation of Primary Reformers and Auxiliary Ammonia Plant VI and VII at Cosoleacaque PC		138		23		—	n.a.
Others		2		—		—	n.a.

Total	Ps.	331	Ps.	203	Ps.	175	n.a.

Notes: Numbers may not total due to rounding.

PC = Petrochemical Complex.

n.a. = Not applicable.

(1)	Amounts based on cash basis method of accounting.

(2)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.

(3)

As a result the merger of Pemex Fertilizers into Pemex Industrial Transformation on January 1, 2021, our fertilizers segment ceased to operate as a separate segment, but rather was consolidated as a line of business within our industrial transformation segment. 2020 budget figures for our fertilizers line of business are included within our capital expenditures for our industrial transformation segment. See “Item 4—History and Development—Capital Expenditures.”

(4)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Fertilizers Budget

Our fertilizers line of business budgeted Ps. 200 million in capital expenditures for 2021.

As of January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. As a result, the capital expenditures for our fertilizers business are presented as a separate segment for the years 2018, 2019 and 2020 (See “Item 4—Fertilizers—Fertilizers Capital Expenditures”) and as a line of business within our industrial transformation segment for 2021.

Fertilizers’ Budget

	Year Ended December 31,(1)
	2021(2)
(in millions of pesos)(3)
Fertilizers
Maintenance to Transportation, Handling and Storage Areas at Cosoleacaque PC	Ps.	97
Maintaining the Production Capacity of Ammonia Plant VII and its Auxiliary Services at Cosoleacaque PC		25
Maintenance to Storage and Distribution Areas at Cosoleacaque PC		23
Maintenance of Refrigeration and Ammonia Storage plant No. 2 of the Pajaritos Refrigerated Terminal		21
Rehabilitation of Ammonia Plant No. V, at Cosoleacaque PC		18
Maintenance to Cryogenic Ammonia Storage Plant No. 1 at Pajaritos Refrigerated Terminal		16
Others		—

Total	Ps.	200

Notes: Numbers may not total due to rounding.

PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.

(2)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.

(3)	Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Pro-Agroindustria, S.A. de C.V. Complex

In 2014, we acquired a non-operating nitrogen fertilizer production facility located in Pajaritos, Veracruz. After the acquisition, we initiated a major rehabilitation project that involved the restoration of our rotating, static and mechanical equipment and the rehabilitation of a carbon dioxide compression station and a pipeline. The Pro-Agroindustria, S.A. de C.V. complex rehabilitation was completed in the second quarter of 2018. While tests were started at that time, production could not be stabilized because of the discontinuous operation of our Cosoleacaque petrochemical complex due to a shortage of natural gas for use as raw material, which led to an insufficient supply of ammonia and carbon dioxide. The Pro-Agroindustria, S.A. de C.V. complex began to intermittently produce urea beginning in April 2020. The complex ceased operations in the second half of December 2020 due to interruption in the supply of raw materials. We resumed operations at the Urea I plant in April 2021.

Grupo Fertinal, S.A. de C.V.

Grupo Fertinal, S.A. de C.V. produces fertilizers, primarily phosphates, as well as acids and other agricultural and industrial nitrates, and operates an industrial complex located in Lázaro Cárdenas, Michoacán. Grupo Fertinal, S.A. de C.V.’s total production capacity for the three years ended December 31, 2020 is as set forth below.

Grupo Fertinal, S.A. de C.V.’s Total Capacity

	Year ended December 31,
	2018	2019	2020
	(thousands of tons)
Nitrate and phosphates	1,225	1,178	1,109

Source: Grupo Fertinal, S.A. de C.V. Group

Grupo Fertinal, S.A. de C.V.’s total production for the three years ended December 31, 2020 is set forth below.

Grupo Fertinal, S.A. de C.V.’s Production

	Year ended December 31,
	2018	2019	2020	2020 vs. 2019
	(thousands of tons)			(%)
Phosphates	880.7	783.9	730.4	(6.8)
Nitrate	225.1	200.7	164.9	(17.8)
Others	23.3	1.4	11.7	735.7

Total	1,129.1	986.0	907.0	(8.0)

Source: Grupo Fertinal, S.A. de C.V. Group

The following table sets forth the value of Grupo Fertinal, S.A. de C.V.’s domestic sales for the three years ended December 31, 2020.

Value of Grupo Fertinal, S.A. de C.V.’s Domestic Sales(1)

	Year ended December 31,
	2018	2019	2020	2020 vs. 2019
	(in millions of pesos)(2)			(%)
Phosphates	Ps.1,576.1	Ps.2,177.2	Ps.2,437.0	11.9
Nitrates	1,316.9	1,076.7	2,013.7	87.0
Ammonia	1,168.2	1,002.5	783.7	(21.8)
Sulfur	158.7	124.1	72.2	(41.8)
Sulfuric Acid	2.5	2.1	10.1	381.0
Others	32.6	27.8	37.4	34.5

Total	Ps.4,255.0	Ps.4,410.4	Ps.5,354.1	21.4

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.

(2)	Figures are stated in nominal pesos.

Source: Grupo Fertinal, S.A. de C.V. Group.

The increase in our sales in 2020 was mainly due to higher volume in domestic phosphates sales and higher margins due to the appreciation of fertilizer prices in the global market beginning in the last quarter of 2020. Nevertheless, the average reference price for DAP in 2020 was 6.5% lower than the reference price in 2019.

In 2020, our average operating capacity was 81.8% of our total production capacity. Due to cash flow restrictions, we were not able to make the capital expenditures required to fulfill the operational needs of our facilities located in Lázaro Cárdenas, Michoacán and our mining unit located in San Juan de la Costa, Baja California Sur.

Since 2019, together with SADER, Grupo Fertinal, S.A. de C.V. has been a direct participant in the Mexican Government’s Fertilizers for Welfare program, providing fertilizers to small agriculture producers. The pilot program launched in 2019 and was implemented in the state of Guerrero. The program represents a change in Grupo Fertinal, S.A. de C.V.’s distribution and commercialization paradigm in the Mexican fertilizers market. We expanded the program in 2020, reaching not only the state of Guerrero, but Morelos, Puebla and Tlaxcala, as well. In total, we distributed 178,736 metric tons of fertilizer to these communities.

Collaboration and Other Agreements

On March 24, 2020, we entered into a collaboration agreement with SADER to carry out activities to support the acquisition, supply and distribution of fertilizers and the provision of technical, legal and human resources within the Fertilizers for Welfare program until September 30, 2024. This broad agreement of technological and scientific collaboration is strictly non-commercial, i.e., there is no transfer of resources among the parties.

Logistics

Our logistics segment operates through the productive state-owned subsidiary Pemex Logistics and provides land, maritime and pipeline transportation, storage and distribution services to some of our subsidiaries and to other companies, including Tesoro, local gas stations and distributors.

Transportation of Crude Oil and Refined Products

During 2020, we injected 1,140.6 thousand barrels per day of crude oil and petroleum products into our pipelines, a 12.2% decrease as compared to 2019 when we injected approximately 1,299.4 thousand barrels per day, mainly due to controlled operations aimed at reducing fuel theft in our pipeline transportation systems in accordance with our strategy to combat fuel theft, in addition to the decrease in sales as a result of the the COVID-19 pandemic.

During 2020, we injected 134.2 thousand barrels per day of LPG, representing a 1.1% increase as compared to the 132.7 thousand barrels per day of LPG injected in 2019, due to the increase in transportation of liquefied gas by pipeline. In addition, we injected 3.8 thousand barrels per day of petrochemicals in 2020, a decrease of 11.6% as compared to the 4.3 thousand barrels per day we injected in 2019. This decrease was mainly due to the decreased demand for isobutane at the Minatitlán and Salina Cruz refineries.

In 2020, we transported a total of 1,804.3 thousand barrels per day of petroleum products: 1,278.7 thousand barrels per day (70.9%) were transported by the pipeline systems, 361.4 thousand barrels per day (20%) were transported by land and the remaining 164.2 thousand barrels per day (9.1%) were transported by tankers

Treatment and Primary Logistic

In 2020, we received an average of 1,233.0 thousand barrels per day of crude oil for treatment, which consists of dehydration and desalination, representing a decrease of 5.8% as compared to 1,309.2 thousand barrels per day in 2019.This decrease was due to reduced crude oil production by Pemex Exploration and Production. During 2020, we delivered an average of 593.5 thousand barrels of crude oil per day to the National Refining System and 1,088.4 thousand barrels of crude oil per day to the export terminals.

During 2020, we transported an average of 3,250.0 million cubic feet per day of natural gas through the Altamira, Misión, Santuario and Gas Marino Mesozoico transportation systems, as compared to the 3,388.3 million cubic feet per day in 2019, representing a 4.1% decrease, partially due to a decrease in natural gas production by Pemex Exploration and Production. In addition, we transported an average of 19.8 thousand barrels per day of condensate by the Misión and Condensado Terrestre Sur transportation systems compared to 19.8 thousand barrels per day in 2019, which did not represent any variation.

During 2020, we had 14 leak and spill events, none of which were significant.

Open Season

During 2017, under the guidelines issued by the CRE, Pemex Logistics began participating in “Open Season” auctions, which are intended to be transparent and competitive auctions for access to our pipelines and storage infrastructure, wherein any participant can compete to offer its services.

As a result of the Open Season stages 1.1 and 3.1 assigned in 2017 and 2018 respectively, Pemex Logistics provides services to Tesoro, using our pipeline transport systems and storage terminals in the states of Sonora, Sinaloa and Baja California. These contracts include access to the Rosarito-Mexicali, Rosarito-Ensenada, Guaymas-Hermosillo and Guaymas-Ciudad Obregón polyducts, and the Rosarito, Mexicali, La Paz and Ensenada storage terminals in Baja California; the Guaymas, Ciudad Obregón, Hermosillo, Magdalena, Nogales and Navojoa storage terminals in Sonora; and the Mazatlán, Topolobampo and Guamúchil storage terminals in Sinaloa.

On July 10, 2019, the CRE granted Pemex Logistics an extension to present the Open Season proposal regarding the available capacity of the remaining storage and pipeline transportation systems.

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

As a result of the Open Season, Pemex Logistics provides services to Tesoro through services allocated in Stage 1.1 and 3.1, in 2017 and 2018, respectively:

•

In Stage 1.1, Pemex Logistics entered into nine storage contracts and two oil pipeline contracts (gasoline and diesel) with Tesoro México in 2017. The contracts were for a period of three years and have all expired at this time.

•

The contracts for the provision of three storage terminals (Rosarito, Mexicali and Ensenada) and a system of polyducts from the Rosarito area expired on November 4, 2020. The remaining contracts for six storage terminals (Guaymas-Hermosillo, Cd. Obregón, Magdalena, Nogales and Navojoa) and the Guaymas area polyduct system expired on December 14, 2020.

•

We ented into a storage service contract with the Tesoro México in the Rosarito due to the presence of surplus inventories at the completion of operations in the Rosarito area. The contract allowed for Tesoro México to access the surplus inventories until the end of November 2020.

•	The Open Season stage 3.1 storage and dispatch terminal contracts are in force until January 2022.

Agreements with Pemex Industrial Transformation.

•

Agreements were signed to extend the duration of Open season stage 1.1 for three more years in the three storage terminals (Rosarito, Mexicali and Ensenada) and a system of polyducts of the Rosarito area, which are now expected to be completed on October 5, 2023. The remaining contracts for six storage terminals (Guaymas-Hermosillo, Cd. Obregón, Magdalena, Nogales and Navojoa, and a system of polyducts from the Guaymas area, are all expected to be completed on November 14, 2023.

Transport and Distribution

Our pipelines connect crude oil and natural gas production centers with refineries and petrochemical plants, and our storage terminals with Mexico’s major cities. At the end of 2020, the pipeline network measured approximately 15,909.1 kilometers in length, of which 11,423.1 kilometers are currently in operation, 2,946.0 kilometers are temporarily out of operation and 1,540.0 kilometers are permanently out of operation. These pipelines may be temporarily out of operation because of a decrease in the production of a field where the pipeline is located or because the transportation service is irregular, which makes its operation unprofitable. Once such circumstances are more favorable, the pipelines may become operational again. As of the date of this annual report, we are analyzing the 2,946.0 kilometers of pipelines that are temporarily out of operation to determine whether and how they may be used in the future.

As of December 31, 2020, the pipeline network of Pemex Logistics was distributed as follows:

Transported Product	Length (km)
Petroleum products	8,427.9
Crude Oil	5,216.5
LP Gas	1,394.6
Chemicals	392.2
Petrochemicals	246.0
Fuel Oil	142.6
Jet Fuel	81.2
Water	8.1

Total	15,909.1

We have implemented a pipeline integrity management plan, which requires us to maintain detailed documentation on the condition of our pipelines in order to optimize our maintenance investments. The pipeline integrity management plan is based on NOM-027, as well as API RP 1160 for liquid hydrocarbons and ASME B31.8S standards for gas, and includes the following stages:

•	collection of detailed logs and the development of a pipeline database;

•	categorization and identification of threats that could affect integrity, safety and operation of pipelines;

•	identification of critical points in the pipeline;

•	risk assessment of the reliability and integrity of pipelines;

•	planning and scheduling of maintenance and risk mitigation; and

•	continuous monitoring throughout all stages.

We have made considerable progress towards meeting NOM-027 requirements on risk assessment and pipeline integrity. As of December 31, 2020, we have analyzed 100% of our network of logistics pipelines. In addition, we have implemented several measures related to our pipeline integrity management plan, including by collecting information to create pipeline databases.

The results of our risk evaluation are as follows:

• High Risk:	0.0 kilometers

• Medium Risk:	3,453.0 kilometers

• Low Risk:	12,456.1 kilometers

Despite the implementation of our pipeline integrity management plan, we experienced 27 leaks and spills in 2020. The total number of incidents in 2020 represented an increase of 8.0%, as compared to the 25 incidents we experienced in 2019. Of the 27 incidents in our transportation pipelines, 27 were due to a failure in the mechanical integrity of the pipelines, one due to lack of an attachment and 26 were due to corrosion.

The transportation of crude oil, natural gas and other products through the pipeline network is subject to various risks, including risk of leakage and spills, explosions and fuel theft. In 2020, we spent a total of Ps. 192.1 million for the rehabilitation and maintenance of our pipeline network and we have budgeted Ps. 301.5 million for these expenditures in 2021. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Operations—We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, blockades to our facilities and criminal acts and deliberate acts of terror” above.

Fleet Developments

In July of 2013, as part of a plan to modernize the fleet, we signed an agreement with the Secretaría de Marina—Armada de México (Mexican Navy, or SEMAR), valued at Ps. 3,212.1 million (U.S. $250.0 million), for the construction of 22 marine vessels for our refining business. This agreement initially included construction of 16 tugboats, three multipurpose vessels and three barges, but was amended in 2016 to remove the construction of the three barges and to extend the final delivery date to January 2022. This transaction is now valued at Ps. 5,061.4 million. As of December 31, 2020, the Mexican Navy has delivered 11 tugboats. The remaining eight vessels are expected to be available January 2022.

As of December 31, 2020, we owned 16 refined product tankers. We also have 17 tugboats, three suppliers, 1,444 tanker trucks and 511 tanker cars, as well as 74 storage and distribution terminals, 10 liquefied gas terminals, five maritime terminals and 10 dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute the hydrocarbons transportation and distribution infrastructure.

Our current fleet of refined product tankers includes 16 vessels, six of which are owned by Pemex Logistics and ten of which are leased under financial leases, with a total transportation capacity of 5,035.5 thousand barrels. 62.5% of our ships are located on the Pacific coast and the other 37.5% are in the Gulf of Mexico. Of the capacity of the ships located on the Pacific coast, 80.0% is used to transport distillates and 20.0% is used to transport fuel oil and heavy diesel. Of the capacity of the ships located in the Gulf of Mexico, 83.3% is used for distillates and 16.7% is used for fuel oil and heavy diesel.

Logistics Capital Expenditures and Budget

Our logistics segment invested Ps. 2,955 million in capital expenditures in 2020 and has budgeted Ps. 3,193 million in capital expenditures for 2021.

The following table sets forth our logistics segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2020, and the budget for 2021. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Logistics’ Capital Expenditures

	Year ended December 31,(1)			Budget 2021(2)
	2018	2019	2020
	(in millions of pesos)(3)
Logistics
Maintenance of TM Dos Bocas	Ps. 917	Ps. 442	Ps. 553	Ps. 29
Acquisition of 5 Tankers Vessel by Cash and/or by Leasing	435	437	478	322
Replacement of Vessel Tanks Nuevo Pemex I, II, III and IV by Acquisition and/or Leasing	334	336	370	219
Integrity Diagnostics and Adequacy of the Instrumented Safety Systems and the Basic Control of the Southeast Pumping Stations	364	147	348	83
Renewal of Tugs, Chalanes and Multipurpose Vessels of the Smaller Fleet	68	46	253	0
Acquisition of 1 Tanker in Cash and/or by Financial Lease	83	87	97	43
Altamira Integral System Maintenance Case	85	43	92	124
T M Dos Bocas – CCC Palomas Corridor	276	76	91	355
Maintenance of Pipeline Transportation Systems Permission 7 Oleos	95	93	90	257
Operational Reliability in the Assets of the Pipeline Sub-Directorate	85	87	77	15
Gas Marino-Mesozoico Transportation Systems	64	6	76	285
Maintenance of Pipeline Monitoring, Control Systems and Flow Measurement Systems of the National Distribution Network of Pemex Refineries	185	54	66	20
Maintenance of Pipelines Transportation Systems Permission 5 South, Gulf, Central and West Zones	48	43	65	75
Restoration, Standardization and Adaptation of the Docks of the TOMP Salina Cruz	50	—	64	107
Maintenance of Safety, Measurement, Control and Automation Systems in Storage and Distribution Terminals	91	10	57	—
Maintenance of the Mission System	55	61	31	68
Major Rehabilitations for the Sustaining of the Vessels of the Major Fleet Assigned to Pemex Logistics	—	—	30	94
Restoration, Standardization and Adaptation of the Docks of the TOMP Pajaritos	—	—	9	88
Evaluation and Rehabilitation of the Mechanical Integrity of the Poza Rica-Salamanca and Nuevo Teapa- Tula-Salamanca Pipelines	6	—	5	—
Rehabilitations of Support Vessels for the Nautical Operation Assigned to Pemex Logistics	—	—	2	21
Implementation of the SCADA System in 47 Pipeline Transportation Systems	45	13	—	—
Evaluation and Rehabilitation of the Mechanical Integrity of the Pipelines in Northern and Pacific Zones	105	2	—	—
Evaluation and Rehabilitation of the Mechanical Integrity of the Turbosine, Diesel, Gasoline and Fuel Oil Pipelines and Gas Pipelines in the Central Zone	204	1	—	—
Larger Fleet Modernization	604	—	—	—
Evaluation and Rehabilitation of the Mechanical Integrity of the Nuevo Teapa-Madero-Cadereyta Pipelines	65	—	—	—
Refurbishment, Modification and Modernization of Pumping and Compression Stations Nationwide	7	—	—	—
Modernization of the Instrumented Security and Basic Control Systems of the Pumping Stations and Product Receipt Northern Zone	7	—	—	—
Capitalized Maintenance for the Pajaritos Storage and Port Services Terminal and Pajaritos Storage and Dispatch Terminal	—	—	—	495
Natural Gas Transportation from Jáltipan to Salina Cruz Refinery	—	—	—	177
Maintenance of 7 Storage Terminals under Pacific Regional Logistics Management: TAD Obregón, Guaymas, Hermosillo, La Paz, Magdalena, Navojoa and Nogales and 2 Storage and Port Services Terminals (TASP) Guaymas and La Paz	—	—	—	86

	Year ended December 31,(1)						Budget 2021(2)
	2018		2019		2020
	(in millions of pesos)(3)
Maintenance of 5 Terminals: TAD Poza Rica, Tierra Blanca, Jalapa, Perote and Veracruz		—		—		—		82
Capitalized Maintenance to 7 Storage Terminals under North Regional Logistics Management: TAD Santa Catarina, Chihuahua, Cd. Juárez, Parral, Saltillo, Gómez Palacio Durango		—		—		—		66
Capitalized Maintenance to 7 Storage Terminals under Pacific Regional Logistics Management: TAD Rosarito, Ensenada, Mexicali, Topolobampo, Mazatlán, Culiacán and Guamúchil		—		—		—		38
Others		764		134		101		44

Total	Ps.	5,042	Ps.	2,118	Ps.	2,955	Ps.	3,193

Notes:	Numbers may not total due to rounding.

TM = Terminal Marítima (Marine Terminal).

TOMP = Terminal de Operación Marítima y Portuaria (Maritime and Port Operation Terminal).

TAD = Terminal de Almacenamiento y Distribución (Storage and Distribution Terminal).

(1)	Amounts based on cash basis method of accounting.
(2)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.
(3)	Figures are stated in nominal pesos.

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

We provide operation and maintenance services and commercial operation services to CENAGAS for 15 of its 21 pipeline subsystems.

During 2020 we obtained Ps. 2,682.4 million from our services provided to CENAGAS.

International Trading

PMI and the PMI Subsidiaries conduct international commercial activities for our crude oil, refined and petrochemical products, with the exception of natural gas, which is marketed directly by Pemex Industrial Transformation. The PMI Subsidiaries’ main objectives are to assist in maximizing our profitability and optimizing our operations through international trade. The PMI Subsidiaries facilitate our link with international markets and pursue new business opportunities by marketing our products internationally. PMI and the PMI Subsidiaries manage the international sales of our crude oil and petroleum products and acquire in the international markets the petroleum products required to satisfy domestic demand. Sales of our crude oil are carried out through PMI. Trading of petroleum products in the international markets is carried out through P.M.I. Trading DAC, which also performs third-party trading, transportation and risk management activities in alternative markets (customers and suppliers other than us).

Exports and Imports

PMI purchases crude oil from Pemex Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,119.9 thousand barrels of crude oil per day in 2020, which represented 65.6% of our total crude oil production, inclusive of condensed crude oil production and exclusive of amounts produced in conjunction with other partners.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2016		2017		2018		2019		2020
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by Volume)
Olmeca(1) (API gravity of 38°-39°)	108.0	9.0	18.9	1.6	—	—	—	—	—	—
Isthmus (API gravity of 32°-33°)	152.7	12.8	85.8	7.3	30.7	2.6	4.1	0.4	139.6	12.5
Maya (API gravity of 21°-22°)	864.9	72.4	1,053.9	89.8	1,090.0	92.1	985.0	89.3	908.7	81.1
Altamira (API gravity of 15.0°-16.5°)	23.6	2.0	15.3	1.3	19.9	1.7	20.7	1.9	18.4	1.6

Talam (API gravity of -15.8º)	45.2	3.8	—	—	43.5	3.7	93.5	8.5	53.2	4.7

Total	1,194.3	100.0	1,173.9	100.0	1,184.0	100.0	1,103.3	100.0	1,119.9	100.0

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

(1)	During 2018, 2019 and 2020 we did not export Olmeca crude oil. However, it was used for processing in our refineries.

Source: PMI operating statistics as of January 7, 2021.

	Year ended December 31,
	2016		2017		2018		2019		2020
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S. $	39.71	U.S. $	51.79	U.S. $	—	U.S. $	—	U.S. $	—
Isthmus		37.72		50.75		64.54		57.12		37.37
Maya		35.30		46.48		61.47		55.75		36.14
Altamira		30.35		39.45		57.81		53.69		32.05
Talam		28.44		—		59.47		53.50		27.60
Weighted average realized price	U.S. $	35.65	U.S. $	46.79	U.S. $	61.41	U.S. $	55.53	U.S. $	35.82

Source: PMI operating statistics as of January 7, 2021.

Geographic Distribution of Export Sales

As of December 31, 2020, PMI had 19 customers in five countries. In 2020, 58.9 % of our crude oil export sales were to customers in the United States and Canada, which represents a 3.7% increase as compared to 2019. Since 2014, primarily as a result of increased availability of light crude oil in the United States and other developing trends in international demand for imported crude oil, we have expanded the scope of our geographic distribution and adapted our strategy to diversify and strengthen the position of Mexican crude oil in the international market. As part of PMI’s strategy, in January 2014, we began to export Olmeca crude oil to several European and Asian countries. PMI has not exported Olmeca crude oil since 2018. However, exports of Isthmus crude oil resumed at the end of 2019.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2020. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2016		2017		2018		2019		2020
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	570.3	47.8	617.2	52.6	669.8	56.6	609.2	55.2	659.6	58.9
Europe	272.2	22.8	219.1	18.7	199.1	16.8	181.8	16.5	162.8	14.5
Asia	318.3	26.7	317.2	27.0	311.4	26.3	312.3	28.3	297.5	26.6
Central and South America	33.6	2.8	20.4	1.7	3.8	0.3	—	—	—	—

Total	1,194.3	100	1,173.9	100	1,184.0	100	1,103.3	100	1,119.9	100

Olmeca (API gravity of 38°-39°)(1)
United States and Canada	4.1	0.3	—	—	—	—	—	—	—	—

	Year ended December 31,
	2016		2017		2018		2019		2020
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Others	103.9	8.7	18.9	1.6	—	—	—	—	—	—

Total	108.0	9.0	18.9	1.6	—	—	—	—	—	—

Isthmus (API gravity of 32°-33°)
United States and Canada	3.2	0.3	4.7	0.4	—	—	2.7	0.2	124.6	11.1
Others	149.9	12.5	81.1	6.9	30.7	2.6	1.4	0.1	15.0	1.3

Total	152.7	12.8	85.8	7.3	30.7	2.6	4.1	0.4	139.6	12.5

Maya (API gravity of 21°-22°)
United States and Canada	539.9	45.2	597.2	50.9	623.9	52.7	506.1	45.9	474.8	42.4
Others	325.0	27.2	456.7	38.9	466.1	39.4	478.9	43.4	433.8	38.7

Total	864.9	72.4	1,053.9	89.8	1,090.0	93.1	985.0	89.3	908.7	81.1

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	21.9	1.8	15.3	1.3	19.9	1.7	20.7	1.9	18.4	1.6
Others	1.8	0.2	—	—	—	—	—	—	—	—

Total	23.6	2.0	15.3	1.3	19.9	1.7	20.7	1.9	18.4	1.6

Talam (API gravity of 15.8°)
United States and Canada	1.3	0.1	—	—	25.8	2.2	79.7	7.2	41.7	3.7
Others	43.9	3.7	—	—	17.6	1.5	13.8	1.3	11.4	1.0

Total	45.2	3.8	—	—	43.5	3.7	93.5	8.5	53.2	4.7

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

(1)	During 2020, we used Olmeca crude oil for processing in our refineries and did not export Olmeca crude oil.

Source: PMI operating statistics as of January 7, 2021.

In total, we exported 1,119.9 thousand barrels of crude oil per day in 2020 and we expect to export approximately 1,110.0 thousand barrels of crude oil per day in 2021. We sell crude oil produced by Pemex Exploration and Production under a variety of contractual arrangements. We believe that our proved developed and proved undeveloped reserves will be sufficient to allow us to fulfill our supply commitments.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2020.

Volume of Exports and Imports

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	108.0	18.9	—	—	—	—
Isthmus	152.7	85.8	30.7	4.1	139.6	3,304.9
Maya	864.9	1,053.9	1,090.0	985.0	908.7	(7.7)
Altamira	23.6	15.3	19.9	20.7	18.4	(11.1)
Talam	45.2	—	43.5	93.5	53.2	(43.1)

Total crude oil	1,194.3	1,173.9	1,184.0	1,103.3	1,119.9	1.5
Natural gas(1)	2.2	1.7	1.4	1.3	1.0	(23.1)
Gasoline	52.7	45.0	37.7	33.6	12.2	(63.7)

	Year ended December 31,
	2016	2017	2018	2019	2020	2020 vs. 2019
	(in thousands of barrels per day, except as noted)					(%)
Other petroleum products	132.9	113.1	95.1	82.3	127.1	54.4
Petrochemical products(2)	124.7	60.5	57.8	71.9	40.2	(44.1)
Imports
Natural gas(1)	1,933.9	1,766.0	1,316.5	965.9	853.1	(11.7)
Gasoline	510.9	583.7	607.0	544.6	396.0	(27.3)
Other petroleum products and LPG(1)	289.6	354.1	378.7	302.5	197.4	(34.7)
Petrochemical products(2)	278.2	332.8	831.8	877.3	386.0	(56.0)

Note: Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.

Numbers may not total due to rounding.

(1)	Numbers expressed in millions of cubic feet per day.
(2)	In thousands of tons.

Source: PMI operating statistics as of January 7, 2021, and Pemex Industrial Transformation.

Crude oil exports increased by 1.5% in 2020, from 1,103.3 thousand barrels per day in 2019 to 1,119.9 thousand barrels per day in 2020, mainly due to an increase in exports of Isthmus light crude oil. We did not export Olmeca crude oil in 2019 and 2020 due to a lack of availability of Olmeca crude oil for export.

We import dry gas, a variety of natural gas, to satisfy shortfalls in our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. Domestic sales of dry gas decreased by 18.1%, as compared to 2019, from 1,604.4 million cubic feet per day in 2019 to 1,313.6 million cubic feet per day in 2020, mainly due to private companies importing natural gas directly to satisfy their requirements and because of the reduction in economic activity during 2020 due to the COVID-19 pandemic, including public health measures taken to combat it. Natural gas imports decreased by 11.7 % in 2020, from 965.9 million cubic feet per day in 2019 to 853.1 million cubic feet per day in 2020. This decrease in natural gas imports was primarily due to decreased demand in the domestic market as a result of competition from third party suppliers.

P.M.I. Trading DAC sells and buys refined and petrochemical products on a Free on Board, Delivered Ex-ship, Cost and Freight, Delivery at Frontier and Delivered at Place basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2020.

Value of Exports and Imports(1)

	Year ended December 31,
	2016		2017		2018		2019		2020		2020 vs. 2019
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S. $	1,569.3	U.S. $	358.1	U.S. $	—	U.S. $	—	U.S. $	—	—
Isthmus		2,107.6		1,588.7		722.2		85.2		1,910.1	2,141.9
Altamira		262.4		219.8		419.5		405.5		216.1	(46.7)
Maya		11,172.6		17,880.6		24,455.6		20,043.9		12,020.0	(40.0)
Talam		470.1		—		943.4		1,826.6		537.4	(70.6)

Total crude oil(2)	U.S. $	15,582.0	U.S $	20,047.2	U.S. $	26,540.7	U.S. $	22,361.2	U.S. $	14,683.6	(34.3)

Natural gas		1.1		1.3		1.0		0.8		0.4	(50.0)
Gasoline		733.2		746.9		813.9		626.6		154.9	(75.3)
Other petroleum products		1,161.9		1,655.6		1,938.1		1,429.7		1,308.5	(8.5)
Petrochemical products		20.5		37.8		39.2		39.6		12.7	(67.9)

Total natural gas, petroleum and petrochemical products	U.S. $	1,916.7	U.S. $	2,441.5	U.S. $	2,792.3	U.S. $	2,096.7	U.S. $	1,476.6	(29.6)

Total exports	U.S. $	17,498.7	U.S. $	22,488.8	U.S. $	29,333.0	U.S $	24,457.9	U.S. $	16,160.2	34.0

Imports
Natural gas	U.S. $	2,097.9	U.S. $	2,484.1	U.S. $	2,043.2	U.S. $	1,072.5	U.S. $	774.1	(27.8)
Gasoline		12,005.4		15,418.2		18,957.9		15,354.2		8,110.1	(47.2)

	Year ended December 31,
	2016		2017		2018		2019		2020		2020 vs. 2019
	(in millions of U.S. dollars)										(%)
Other petroleum products and LPG		5,697.4		8,463.2		11,159.1		7,991.1		3,617.3	(54.7)
Petrochemical products		85.5		122.5		588.8		657.2		633.0	(3.7)

Total imports	U.S.$	19,886.1	U.S.$	26,488.1	U.S.$	32,749.0	U.S.$	25,075.0	U.S.$	13,134.4	(47.6)

Net exports (imports)	U.S.$	(2,387.4)	U.S.$	(3,999.3)	U.S.$	(3,416.0)	U.S.$	(617.1)	U.S.$	3,025.8	(590.3)

Note: Numbers may not total due to rounding.

(1)

Does not include operations with third parties carried out by P.M.I. Trading DAC and PMI-NASA of crude oil, refined products, petrochemicals and liquefied petroleum gas outside of Mexico and resold in international markets. Figures expressed in this table differ from the amounts contained in the Audited Consolidated Financial Statements under “Net Sales” due to differences in the methodology related to the calculation of exchange rates and other minor adjustments.

(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Source: PMI operating statistics as of January 7, 2021, which are based on information in bills of lading, and Pemex Industrial Transformation.

In 2020, imports of natural gas decreased in value by 27.8% as compared to 2019, primarily as a result of a decrease in the volume of natural gas imports. Imports of gasoline decreased in value by 47.2%, due to a lower volume of gasoline imports, as well as the significant growth in imports by private companies and the reduction in economic activity mainly in April and May of 2020 due to the impact of the COVID-19 pandemic.

The following table describes the composition of our exports and imports of selected refined products for the three years ended December 31, 2020.

Exports and Imports of Selected Petroleum Products

	Year ended December 31,
	2018		2019		2020
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Exports
Liquefied petroleum gas(1)
Fuel oil	1.2	0.9	0.7	0.6	0.8	0.6
Gasoline	89.8	67.7	69.3	59.7	109.6	78.7
Others	37.7	28.4	33.6	29.0	12.2	8.7

Total	4.0	3.0	12.4	10.7	16.7	12.0

Imports	132.7	100.0	116.0	100.0	139.3	100.0
Gasoline(2)
Fuel oil	607.0	61.6	544.6	64.3	396.0	66.7
Liquefied petroleum gas (1)	16.5	1.7	11.8	1.4	4.3	0.7
Diesel	61.8	6.3	53.9	6.4	53.1	8.9
Others	240.6	24.4	178.2	21.0	114.3	19.3

Total	59.8	6.1	58.6	6.9	25.8	4.3

	985.7	100.0	847.1	100.0	593.4	100.0

Notes: Numbers may not total due to rounding.

tbpd = thousand barrels per day.

(1)	Includes butanes and propane.
(2)	Includes premium gasoline, regular gasoline, premium components and naphthas

Source: Pemex BDI.

In 2020, exports of petroleum products increased by 20.1%, from 116.0 thousand barrels per day in 2019 to 139.3 thousand barrels per day in 2020, mainly due to an increase in the export volumes of fuel oil of 58.2%. Imports of petroleum products decreased by 30.0% in 2020, from 847.1 thousand barrels per day in 2019 to 593.4 thousand barrels per day in 2020, mainly due to reduced gasoline imports because of the increase in volume imported by private companies.

Exports of petroleum products decreased in value by 29.6 % in 2020, primarily due to a 34.3% decrease in the price of fuel oil and decreases in the prices of other petroleum products. In 2020, imports of petroleum products decreased in value, by 47.6%, primarily due to a 47.2 % decrease in volume of imports and a decrease in the average price of gasoline as compared to the previous year. Our net exports of petroleum products for 2020 totaled U.S. 3,025.8 million, which represents a 590.3% increase from our net imports of petroleum products of U.S. $617.1 million in 2019.

The Secretary of Energy has entered into certain agreements to reduce or increase crude oil exports and production. See “Item 4—Information on the Company—Trade Regulation, Export Agreement and Production Agreements” below.

Hedging Operations

P.M.I. Trading DAC engages in hedging operations to cover its price exposure in the trading of petroleum products. The internal policies and procedures of P.M.I. Trading DAC establish: (1) that derivative financial instruments (DFIs) are used exclusively to mitigate the volatility of oil and gas prices; (2) limits on the maximum amount of capital at risk and on the daily and accumulated annual losses for each business unit; and (3) the segregation of risk-taking and risk measurement. Capital at risk is calculated on a daily basis in order to compare the actual figures with the aforementioned limits. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Changes in Exposure to Main Risks—Hydrocarbon Price Risk.”

Gas Stations in the United States

In 2020, additional PEMEX brand gas stations opened in the United States, for a combined total of 15 locations in areas with different demographic characteristics (nine in Texas and six in California) as of December 31, 2020. The fuel supply at these gas stations is derived from the United States wholesale market and the selling prices are subject to local market conditions. We believe that the information provided by the operating PEMEX branded gas stations will allow us to assess the market response to the PEMEX brand, establish a brand experience in accordance with the demand of the subset market segments and assess the impact of the COVID-19 pandemic on our service stations, generally. Additionally, we expect that the information gathered from our gas stations in the United States will help to develop a market penetration strategy to maximize the value of the PEMEX brand through major U.S. fuel marketers.

PEMEX Corporate Matters

In addition to our operating activities that we undertake through the activities of our subsidiary entities and subsidiary companies, we have certain centralized corporate operations that coordinate general labor, safety, insurance and legal matters.

Industrial Safety and Environmental Protection

Our Corporate Office of Planning, Coordination and Performance is responsible for planning, conducting and coordinating programs to:

•	foster a company culture of safety, environmental protection and efficient and rational use of energy;

•	improve the safety of our workers and facilities;

•	reduce risks to residents of the areas surrounding our facilities; and

•	reduce the environmental impacts generated by our operations and greenhouse gas emissions.

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

In accordance with Mexican law, we have entered into all of our insurance contracts with Mexican insurance carriers. These policies have limits of U.S. $1.8 billion for onshore property, U.S. $1.9 billion for offshore property, U.S. $0.3 billion for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for marine related liabilities, U.S. $1.1 billion for onshore and offshore liabilities, U.S. $0.5 billion for offshore terrorist acts and U.S. $0.5 billion for onshore terrorist acts. Limits of insurance policies purchased for each category of risk are determined using professional risk management assessment surveys conducted by international companies on an annual basis and the market capacity available per risk and must be in compliance with local regulations enacted following the energy reform. In addition, in compliance with the regulations enacted in June 2016 by the Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector, or ASEA), we maintain insurance coverage with respect to third party liability, liability for environmental damage and control of wells, works or drilling activities, extraction of hydrocarbons, the treatment and refining of crude oil and the processing of natural gas. We have also ensured that we maintain insurance coverage in connection with our strategic alliances and other joint arrangements.

Since 2003, we purchase ad hoc business interruption mitigation insurance coverage, which compensates us for the additional expenses necessary to recover our production capabilities in the shortest time possible.

All of our insurance policies are reinsured through Kot Insurance Company, AG (which we refer to as Kot AG). Kot AG is a wholly owned subsidiary company that was originally formed in 1993 under the laws of Bermuda as Kot Insurance Company, Ltd. and was subsequently organized under the laws of Switzerland in 2004. Kot AG is used as a risk management tool to structure and distribute risks across the international reinsurance markets. Kot AG reinsures policies held through our local insurance carriers and maintains control over the cost and quality of the insurance covering our risks. Kot AG reinsures over 80% of its reinsurance policies with unaffiliated third party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and creditworthiness. Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. As of December 31, 2020, Kot AG’s net risk retention is circa U.S. $550 million spread across different reinsurance coverages to mitigate potential aggregation factors.

Compliance at Pemex

Our current corporate compliance program Pemex Cumple (Pemex Complies) was authorized by the Board of Directors of Petróleos Mexicanos in November 2019. This program amended and supplemented our previous compliance program, which was approved by the Board of Directors of Petróleos Mexicanos in July 2017. See “Item 4 – General Regulatory Framework” for more information regarding Pemex Complies.

As part of this new program, we implemented a compliance hub with different lines of attention: ethics and integrity, anticorruption and due diligence, legal compliance, and data protection and transparency. The program is aimed at strengthening our compliance culture as well as preventing financial and legal risks, with respect to the national anticorruption strategy, international laws, international treaties, specific regulations for the oil and gas sector, economic competition and internal policies. The General Counsel of Petróleos Mexicanos provides quarterly progress reports to the Board of Directors of Petróleos Mexicanos with respect to the implementation of Pemex Complies.

Ethics Committee

Our Ethics Committee consists of members from our management team, with the General Counsel of Petróleos Mexicanos serving as its chairperson.

Our Ethics Committee is primarily responsible for:

•	promoting awareness and use of our code of ethics and code of conduct, including through online training available for our employees, in order to improve our culture of ethics;

•	establishing procedures that implement the principles found in our code of ethics in order to increase compliance and to detect behavior that adversely affects our activities;

•	analyzing and giving counsel to the appropriate areas on possible violations to our code of ethics and code of conduct that are reported through the ethics tip line; and

•	working with our Internal Auditing Area to provide information regarding violations of our code of ethics and our code of conduct.

See “Item 16B—Code of Ethics” for more information regarding our code of ethics.

Collaboration and Other Agreements

On October 10, 2015, we reaffirmed our commitment with the United Nations Development Programme in Mexico to use best practices in terms of inclusion, equality and non-discrimination in the workplace.

On January 19, 2016, we signed a memorandum of understanding with Mubadala Petroleum agreeing to joint projects to explore the Mexican energy sector, including upstream activities, primary midstream activities and infrastructure projects for a total investment of U.S. $4.0 billion. Among these projects is a commercial logistic infrastructure system in the Salina Cruz, Oaxaca area, for an approximate investment in excess of U.S. $3.0 billion.

On January 19, 2016, we signed a memorandum of understanding with the Abu Dhabi National Oil Company with the aim to share each company’s best practices with respect to different upstream activities, including exploration, development and production in oil fields; improved recovery, handling and processing of liquefied natural gas; as well as human resources training, sustainability, internal controls, transparency, process development and cyber-security.

On January 19, 2016, we signed a memorandum of understanding with Saudi Aramco renewing and strengthening the relationship between both companies and establishing an exchange of ideas surrounding operational excellence, sustainability and energy efficiency and innovation and technological development.

On April 1, 2018, we subscribed to a memorandum of understanding and collaboration with the SENER, the CNH and Natural Resources Canada in order for Mexico and Canada to share demonstrations of technology and practices for the conservation of hydrocarbons and the measurement and reduction of emissions.

On March 6, 2019, we signed a memorandum of understanding with the Japan Bank for International Cooperation with the purpose of exchanging experiences and promoting development in the energy sector.

On November 15, 2019, we signed a memorandum of understanding with China Export & Credit Insurance Corporation (Sinosure) with the purpose of strengthening our cooperative relationship.

On April 3, 2020, we signed a general coordination agreement for the exchange of services with the Instituto Mexicano de Seguro Social (IMSS), Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE) and the Secretaría de Salud (Mexican Ministry of Health) with the aim of joining the federal universal healthcare system. The agreement establishes general guidelines and operational, administrative, financing and legal criteria for the provision of universal healthcare and for the exchange or unilateral provision of health care services between our medical providers and those of the other signatories, as well Mexican government health service providers, national health institutes, specialty regional hospitals, federal hospitals and other institutions of the national health system, once we join the universal healthcare program.

On April 24, 2020, we signed a Convenio Marco para el Intercambio y Atención de Pacientes Graves con COVID-19 (Framework Agreement for the Exchange and Care of Serious Patients with COVID-19) with the Mexican Ministry of Health, the Secretaría de la Defensa Nacional (Ministry of National Defense), the Mexican Navy, IMSS, ISSSTE and the Instituto de Salud para el Bienestar (Institute of Health for Welfare). The agreement establishes the guidelines for the care of critically ill COVID-19 patients at the medical facilities of each of the parties. The agreement aims to control the health emergency through the coordination of the parties’ respective medical personnel and medical infrastructure, in accordance with the applicable legal provisions. The agreement is in force and will remain in force until the Consejo de Salubridad General (General Health Council) declares the end of the health emergency caused by the COVID-19 pandemic.

Through these agreements and health services, we seek to increase our technical and scientific knowledge in areas that include exploration and drilling. These broad agreements of technological and scientific collaboration are strictly non-commercial, i.e., there is no transfer of resources among the parties.

Property, Plants and Equipment

General

Substantially all of our property, consisting of refineries, storage, production, manufacturing and transportation facilities and certain retail outlets, is located in Mexico, including Mexican waters in the Gulf of Mexico. The location, character, utilization and productive capacity of our exploration, drilling, refining, petrochemical production, transportation and storage facilities are described above. See “—Exploration and Production,” “Industrial Transformation,”, “—Fertilizers” and “—Logistics”. The insurance program covering all of our properties is also described above. See “—Insurance.”

Reserves

Under Mexican law, all crude oil and other oil and gas reserves located in the subsoil of Mexico are owned by Mexico and not by us. The Mexican Government has granted us the right to exploit the petroleum and other oil and gas reserves assigned to us in connection with the process that occurred in August 2014 and is commonly referred to as round zero, as well as the right to explore for and exploit petroleum and other oil and gas reserves in areas that have been granted to us in various subsequent rounds. Productive state-owned companies and other companies participating in the Mexican oil and gas industry may report assignments or contracts and the corresponding expected benefits for accounting and financial purposes. See “Information on the Company—History and Development—Legal Regime” above in this Item 4. Our estimates of hydrocarbons reserves are described under “—Exploration and Production—Reserves” above.

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

On December 2, 2014, the SENER published in the Official Gazette of the Federation a statement declaring that the new Board of Directors of Petróleos Mexicanos was performing its duties and the mechanisms for our oversight, transparency and accountability had been implemented in accordance with the Petróleos Mexicanos Law. As a result, the special regime that governs Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, budget, debt levels and the state dividend took effect. On June 10, 2015 the General Provisions for Contracting with Petróleos Mexicanos and its Productive State-Owned Subsidiaries were published in the Official Gazette of the Federation, and on June 11, 2015, the special regime for acquisitions, leases, services and public became effective. On May 18, 2018, new General Provisions for Contracting with Petróleos Mexicanos and its Productive State-Owned Subsidiaries were published in the Official Gazette of the Federation, repealing the previous general provisions published in June 2015 and their subsequent amendments. These General Provisions regulate the legal process for acquisitions, leases, works and services needed for our projects and require that our suppliers, contractors and other participants with whom we have or intend to have a commercial relationship recognize and adopt our compliance program, Pemex Complies, and establish prevention and compliance systems in accordance with applicable law. New amendments to these General Provisions were published in the Official Gazette of the Federation on August 1, 2018 and August 19, 2019.

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

Our previous compliance program was superseded by our current corporate compliance program, Pemex Complies, which was authorized by the Board of Directors of Petróleos Mexicanos in November 2019. As part of this new program, we implemented a compliance hub with different lines of attention: ethics and integrity, anticorruption and due diligence, legal compliance, and data protection and transparency.

The program is aimed at strengthening our compliance culture as well as preventing financial and legal risks. with respect to national anticorruption strategy and national and international laws, international treaties, specific regulations for the oil and gas sector, economic competition and internal policies.

On November 11, 2019, the Código de Conducta de Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, empresas filiales (Code of Conduct of Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, or the Code of Conduct), was published in the Official Gazette of the Federation, replacing the code of conduct issued on August 28, 2017. This Code of Conduct delineates behaviors expected of and banned for our executives and employees, in accordance with the values established in our Code of Ethics, and includes data protection and transparency related matters. See “Item 16B—Code of Ethics” for more information regarding our code of ethics.

Our new Código de Ética para Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales (Code of Ethics for Petróleos Mexicanos, its productive subsidiary entities and affiliates, or the Code of Ethics) was also published in the Official Gazette of the Federation on December 24, 2019. This new Code of Ethics was approved by the Board of the Directors of Petróleos Mexicanos on November 26, 2019. Our new Code of Ethics includes the following principles and values: respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality and integrity. See “Item 16B—Code of Ethics” for more information regarding our code of ethics.

On September 11, 2017, the Políticas y Lineamientos AnticorrupcioÌn para Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Anti-corruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) and the Políticas y Lineamientos para el desarrollo de la Debida Diligencia en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales, en Materia de Ética e Integridad Corporativa (Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity Matters) became effective. The due diligence policy was revised in November 2018. The purpose of these regulations is to set up actions to prevent acts of corruption, as well as provide means for executives and employees to identify, manage, mitigate and confront our own risks as well as-third party risks that may affect the attainment of our objectives with respect to corruption, corporate integrity or our involvement in illicit acts of any kind.

On June 15, 2020 and January 1, 2021, the Políticas y Lineamientos para la Protección de Datos Personales en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Data Privacy Protection Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) and the Políticas y Lineamientos para el Cumplimiento de Obligaciones de Transparencia y Acceso a la Información Pública en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Policies and Guidelines to comply Transparency and Public Access Information duties in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) became effective, respectively. These regulations aim to create a framework for data privacy protection and promote transparency and public access in respect of our operations. In addition, the regultions seek to provide a means by which our executives and employees may identify, manage, mitigate and confront risks related to corruption, corporate integrity, transparency or our involvement in illicit acts of any kind.

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

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to environmental laws and regulations associated with atmospheric emissions, water usage and wastewater discharge, as well as waste management and care for affected sites. In particular, we are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection, which we refer to as the Environmental Law) and related regulations, the Ley General para la Prevención y Gestión Integral de los Residuos (General Law on Waste Prevention and Integral Management), the Ley General de Cambio Climático (General Law on Climate Change) and other environmental standards issued by the Secretaría del Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources, or SEMARNAT), the Comisión Nacional del Agua (National Water Commission, or CONAGUA), the SEMAR, the CNH and the ASEA.

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

Before we carry out any activity that may have an adverse impact on the environment, we are required to obtain certain authorizations from the ASEA, the SEMARNAT, the SEMAR, the SENER and the CONAGUA, as applicable. In particular, specific environmental regulations apply to petrochemicals, crude oil refining and extraction activities, as well as to the construction of crude oil and natural gas pipelines. Before authorizing a new project, the ASEA requires the submission of an environmental impact and risk analysis.

ASEA is an administrative body of the SEMARNAT that operates with technical and administrative autonomy and has the authority to regulate and supervise companies participating in the hydrocarbon sector through its issuance of rules establishing safety standards and guidelines for the dismantling and abandonment of facilities, among other things. The Ley de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (Law of the Hydrocarbons Industrial Safety and Environmental Protection Agency of the Hydrocarbon Sector) provides that until the general administrative provisions and Official Mexican Standards proposed by the ASEA are in effect, obligations will continue under the guidelines, technical and administrative arrangements, agreements and Official Mexican Standards promulgated by the SEMARNAT, the CNH and the CRE.

We are also subject to the NOM-001-SEMARNAT-1996 issued by SEMARNAT in conjunction with the Procuraduría Federal de Protección al Ambiente (PROFEPA), which sets forth the maximum permissible levels of pollutants in wastewater that can be discharged into national bodies of water. In addition, we are subject to the NOM-052-SEMARNAT-2006 and the NOM-001-ASEA-2019, which regulate hazardous waste and its special handling, respectively, as well as the NOM-138-SEMARNAT/SSA1-2012, which establishes the maximum permissible levels of hydrocarbons in the soil and sets forth guidelines with respect to soil testing and the treatment of sites affected by hydrocarbon production, among other forms of contamination. We are also subject to the NOM-006-ASEA-2017, which provides technical guidelines and criteria for industrial safety, operational safety and environmental protection for each of the phases of the design, construction, pre-start, operation, maintenance, closing and, finally, the dismantling of land installations for the storage of petroleum and petroleum products, except liquefied petroleum gas.

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

Mexico participates in multilateral negotiations on climate change to promote a sustainable and low-carbon economy. In September 2016, the Mexican Government ratified the Paris Agreement and endorsed its Nationally Determined Contribution (NDC) by unconditionally committing Mexico to the reduction of 22% of its greenhouse gas emissions and 51% of its black carbon emissions by 2030. This commitment adopts 2013 metrics as a baseline. This commitment may also be increased by an additional reduction of up to 36% of Mexico’s greenhouse gas emissions and 70% of its black carbon emissions, on a conditional basis and subject to the adoption of a global market agreement, which would promote international carbon pricing, as well as financial and technical cooperation.

Mexico’s NDC commitment envisions the participation of all social and economic segments of the country, especially the energy and industrial sectors. As a result, in July 2018, the second transitory article of the General Law on Climate Change was amended to include the commitments made by the government. Pursuant to the General Law on Climate Change, greenhouse gas emissions from the oil and gas sector are required to decrease by 14% by the year 2030, as compared to the sector’s baseline.

Additionally, Article 94 of the General Law on Climate Change was supplemented to indicate that the SEMARNAT must gradually and progressively establish a national emissions trading system, designed to promote the reduction of emissions at the lowest possible cost. Pursuant to this law, the reduction of emissions must be measurable, reportable and verifiable. In order to ease the transition for system participants, the Programa de Prueba del Sistema de Comercio de Emisiones (Pilot Program for the Emissions Trading System) will operate from 2020 to 2022. During this time period, we are required to actively participate in the program by evaluating or increasing initiatives and projects that may reduce our emissions, taking into consideration the additional cost that such initiatives will have once emissions caps are defined for each participant.

Mexico generally reviews and updates its environmental regulatory framework every five years, and we work with the Mexican Government to develop new environmental regulations of activities related to the hydrocarbon industry.

Climate Change

We are working to develop projects and initiatives related to our emissions goals for our main productive activities. In 2020, our operations generated 54.0 million tons of carbon dioxide equivalent, which represented a 12.5% increase, as compared to our total carbon dioxide equivalent emissions in 2019. The increase was primarily due to (i) exploration and production activities, (ii) maintenance and unscheduled shutdowns, resulting in an increase in gas flaring, (iii) the inability to use gas recovered in the production process due to failures in our compression systems and (iv) the need for maintenance to our productive refining equipment.

In 2020, in support of our efforts to mitigate climate change, we carried out the following actions and investments:

•	The operation and maintenance continuity of installed gas infrastructure used by Pemex Exploration and Production.

•	The acquisition, repair and overhaul of compressors to increase Pemex Exploration and Production’s gas handling and utilization.

•	The improvement of operational flexibility through the interconnection of projects associated with the gas transportation system.

•	The refurbishment of failing compressors in our gas processing complexes (GPCs) in order to achieve a higher productive usage of natural gas.

•

The monitoring of our actions every quarter in order to ensure the fulfillment of objectives related to the use of associated gas in the extraction of hydrocarbons, our methane emission reduction program for vents and other escapeways and the update of our emissions inventory and vulnerability map regarding the effects of climate change.

•	The verification of greenhouse gas emission levels at sites that recorded emissions of more than one million tons of carbon dioxide equivalent per year.

•	The development of the necessary infrastructure to participate in the Pilot Program for the Emissions Trading System and trained key personnel.

•

The definition of key metrics for the Programas de Prevención y Control de Emisiones de Metano (Methane Emission Prevention and Control Programs) in Pemex Exploration and Production, as well as in Pemex Logistics. We continue to identify the main sources of methane emissions and establish our baseline emissions levels. We plan to implement the Programas de Detección y Reparación de Fugas (Leak Detection and Repair Programs) to reduce our methane emissions.

Biodiversity

During 2020, we continued operating the Jaguaroundi Ecological Park, located in Coatzacoalcos, Veracruz. This park is certified as an Área Destinada Voluntariamente a la Conservación (Voluntary Area for Conversation). This park is the first Voluntary Area for Conservation and has an extension of 960 hectares of rain forest, natural grassland, tropical oak and 57 hectares of water bodies that are registered with the Comisión Nacional de Áreas Naturales Protegidas (National Commission for Protected Natural Areas). The park is open to the public and environmental education activities are carried out for nearby communities, schools and industries. In 2020, we organized virtual workshops, talks and tours through the park’s social networks.

We also maintain the Tuzandépetl Ecological Park, located in the Municipality of Ixhuatlán del Sureste, Veracruz. With an area of 1,104 hectares, the Tuzandépetl Ecological Park is also certified as a Voluntary Area for Conservation. Interesting and rich extensions of mangrove, popal and tular are found here. This wetland of about 600 hectares is important for its role as a flood regulator in the area and as a receiver of migratory birds in the winter. The property also has important groves of corozo palms, yucatecan palms and evergreen rainforest. Troops of howler monkeys and spider monkeys live in the park, which are the only two Mexican primates considered as fauna in protected status under the NOM-059-SEMARNAT-2018. The conservation value of Tuzandépetl Ecological Park lies in the fact that is located in one of the states with the greatest change in land use that preserves only 3% of its native vegetation. By keeping these wet land and rain forest remnants in a good state of conservation, it allows the community and Pemex to enjoy the environmental services that nature provides, such as a favorable habitat for pollinators or the capture of water and carbon dioxide.

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

Since 1993, we have participated in the National Environmental Audit Program (NEAP), a voluntary alternative to the traditional system of inspections and penalties. This program was created by PROFEPA in 1992 as a regulatory incentive for companies to voluntarily correct any environmental irregularities in their operations and is now carried out instead by ASEA for the hydrocarbons sector.

In general terms, voluntary environmental auditing consists of three stages: (i) an audit and compliance diagnosis; (ii) the development of an action plan to correct irregularities; and (iii) the implementation of the action plan. If a company satisfactorily completes these three stages, ASEA or PROFEPA grants the audited company a clean industry certificate, indicating the company’s compliance with the applicable environmental legislation for its industry.

As of December 31, 2020, we have registered 16 of our facilities with NEAP with the objective of obtaining a “clean industry” certificate for each facility. During 2020, six of our facilities were re-certified and four of our facilities were certified for the first time. Six more facilities are currently in the process of obtaining certification.

As part of our accident prevention strategy, we conduct root cause investigations of all incidents that occur during our operations. These investigations allow us to identify the causes of accidents and establish corrective measures to avoid the recurrence of similar incidents.

During 2020, we did not register any major incident that had significant environmental consequences. We did, however, experience the following 8 hazardous events at our facilities.

•	On January 1, 2020, an employee lost his life due to inhaling hydrogen sulfide while taking measurements in the MJA-T-91 Primary Gasoline Tank at the Madero Refinery.

•	On February 10, 2020, a contractor los his life due to inhaling gases while checking the level of a tank at the well head in the Constituciones 1294 well of the Macropera Constituciones 313.

•	On March 7, 2020, three contractors lost their lives due to the collapse of a wall during manual excavation work carried out in response to a leak at the Cadereyta-Satellite pipeline.

•	On May 7, 2020, a contractor lost his life due to electrocution when the crane he was operating made contact with power cables at the Tintal 51D well.

•	On July 17, 2020, two employees lost their lives and one employee was injured when the PEMEX-365 boat sank in the vicinity of pier no. 7 of the Pajaritos storage and port services terminal.

•	On September 11, 2020, an employee lost her life due to inhaling fumes without respiratory protection equipment while taking oxidation samples at the Cactus GPC.

•

On October 14, 2020, an employee lost his life due to a fall when he leaned backwards to a railing without realizing that there was an inspection opening in the railing at such point at walkway one of the control tower of the Cadereyta storage and dispatch terminal.

•	On December 31, 2020, an employee lost his life due to an accident where he was struck by a reversing tank truck at the automotive workshop.

In 2020, our lost time injury rate remained the same, registering 0.24 accidents per million man-hours worked with exposure to risk, both in 2019 and 2020. Pemex Exploration and Production and Pemex Corporate had the highest lost time injury rates during the year. Our lost days indicator due to injuries decreased 23.5%, from 17 to 13 lost days per million man-hours worked with risk exposure from 2019 to 2020. Lost days are those missed as a result of incapacitating injuries suffered at work or those for which compensation is paid for partial, total or permanent incapacity or death. From 2019 to 2020, our contractors’ lost time injury rate increased 14.3%, from 0.14 to 0.16 injuries per million man-hours worked with risk exposure, respectively.

In 2020, our primary initiatives in industrial safety, health and environmental protection (EH&S) included the following:

•

Monitored our Programa de Atención a los Riesgos Críticos A1 (A1 Critical Risks Attention Program). 98% of the authorized risks occurred at facilities which are not part of the National Refining System, as compared to 77.2% in 2019. In 2020, 81 out of 240 authorized risks were addressed. We are currently performing the critical risk assessment for 2021.

•	Our Verification Unit accredited 198 vessels subject to pressure in accordance with NOM-020 of the Secretaría de Trabajo y Previsión Social (Ministry of Labor and Social Welfare).

•	Implemented safety priorities for facilities and personnel, including the verification of compliance by each of our subsidiaries.

•	Issued seven security alerts to coordinate security personnel at similar facilities.

•

Implemented institutional programs to reinforce EH&S practices, such as: layers of protection, planning, scheduling and execution of jobs with risk, prevention of falls, contractors safety and order and cleaning.

•	Implemented the Revisión de Seguridad de Pre-Arranque (Pre-Start Safety Review) at Akal C6 (Pajaritos) to verify the safe operation of strategic facilities.

•	Reinforced and communicated sanitary measures to avoid the spread of COVID-19 in our facilities.

We plan to continue to carry out such trainings in 2021 in order to reduce the lost time injury rate and meet our goal established for the year.

Environmental Liabilities

As of December 31, 2020, our estimated and accrued environmental liabilities totaled Ps. 9,178.6 million. Of this total, Ps. 3,612.3 million pertained to Pemex Exploration and Production, Ps. 3,426.8 million to Pemex Industrial Transformation and Ps. 2,139.5 million to Pemex Logistics.

The following tables detail our environmental liabilities by productive subsidiary entity and operating region at December 31, 2020.

Pemex Exploration and Production	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	437.5	Ps.	1,651.8
Southern region	523.0		1,757.8

Total	960.5	Ps.	3,409.6

Note: Numbers may not total due to rounding.

Source: Pemex Exploration and Production.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities	Estimated Liability
		(in millions of pesos)
Southern region	9	Ps.	77.7
Northern region	44		125.0

Total	53	Ps.	202.7

Total estimated environmental liabilities of Pemex Exploration and Production			Ps 3,612.3

Note: Numbers may not total due to rounding.

Source: Pemex Exploration and Production.

Pemex Industrial Transformation	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Refineries	285.5	Ps.	3,316.0
Complex gas processors	6.1		110.8
Total estimated environmental liabilities of Pemex Industrial Transformation	291.6	Ps.	3,426.8

Note: Numbers may not total due to rounding

Source: Pemex Industrial Transformation.

Pemex Logistics	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Storage and Distribution Terminals	61.0	Ps.	990.7
Pipelines	61.4		1,124.1
Treatment and Logistics	1.3		24.6
Total estimated environmental liabilities of Pemex Logistics	123.7	Ps.	2,139.5

Note: Numbers may not total due to rounding.

Source: Pemex Logistics.

Our estimates of environmental liabilities include cost estimates based on the characteristics of the claim and the corresponding remediation. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. We accrue environmental liabilities, in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” for IFRS purposes. Estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth and type of contamination. There is a possibility that the actual scope of remediation could vary depending upon information gathered during the initial evaluation and the remediation process. For a further discussion of our environmental liabilities, see Note 3-J and Note 20 to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. As of December 31, 2020, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

Pemex Exploration and Production remains responsible for handling existing environmental liabilities—these responsibilities are not part of the Integrated E&P Contracts. Nevertheless, the Integrated E&P Contracts include environmental clauses related to the contractors’ and Pemex Exploration and Production’s responsibility to ensure an adequate environmental performance, and also establish the terms for compensation and repair of any new environmental impacts.

The initial evaluation and remediation of environmental liability sites are dependent upon the annual budget approved by the Mexican Congress.

On August 1, 2017, we were granted a favorable judgment by the Supreme Court of Justice of the Nation, which determined that we are not liable for material and environmental damages caused by hydrocarbons spills related to illegal tapping of pipelines, since the environmental damage was caused by third party criminal behavior.

Environmental Projects and Expenditures

In 2020, we spent Ps. 468.7 million on environmental projects and related expenditures, as compared to Ps. 1,846.4 million in 2019. For 2021, we have budgeted Ps 1,344.5 million for environmental projects and expenditures, including modernizing of installations, implementing systems and mechanisms to monitor and control atmospheric pollution, acquiring equipment to address contingencies related to oil and gas spills, expanding water effluent systems, restorating, and reforesting affected areas, engaging in environmental investigations and environmental audits. In addition, we continue to conduct research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulfur content at our refineries in Mexico.

We do not believe that the cost of complying with environmental laws or environmental requirements related to the USMCA among the governments of Mexico, the United States and Canada, the Vienna Convention for the Protection of the Ozone Layer, the Agreement on Environmental Cooperation between the Governments of Mexico and Canada or Mexico’s membership in the Organization for Economic Cooperation and Development, has caused or will cause a significant increase in our environmental expenditures.

Social Responsibility

During 2020, we implemented and continued various corporate social responsibility initiatives in communities where we engage in substantial operations.

Our corporate and social responsibility goals are carried out through the following mechanisms:

•	product donations of fuels and asphalt;

•	mutually beneficial public works or projects, which we carry out in collaboration with local authorities and communities to improve infrastructure that is beneficial both to us and to the community;

•	the PACMA, which supports and implements social programs, designed to improve the social conditions of the communities in which we operate; and

•

other instruments that provide a positive impact on communities such as Integrated E&P Contracts, through which we and our contractors commit to improving the quality of life in communities where we operate, directly or indirectly.

In 2020, the total value of our social responsibility donations and contributions amounted to Ps. 1,764.8 million. Our asphalt and fuel donations amounted to Ps. 959.6 million. PACMA contributions amounted to Ps. 727.2 million, contributions made through provisions of our Integrated E&P Contracts amounted to Ps. 47.0 million and mutual benefit project contributions amounted to Ps. 31.0 million.

Approximately 97.7% of our donations and contributions were assigned to eleven states with greater activity in the oil and gas industry (Campeche, Chiapas, Coahuila, Guanajuato, Hidalgo, Nuevo León, Oaxaca, Puebla, Tabasco, Tamaulipas and Veracruz); and the remaining 2.3% to the remaining states.

Notably, we took the following specific actions in 2020:

•	contributed Ps. 959.6 million in asphalt and fuel donations. Of our 2020 asphalt and fuel donations, 76.4% was concentrated in the states of Tabasco, Campeche, Veracruz and Tamaulipas;

•

contributed a total of Ps. 31.0 million via our mutual benefit projects, Ps. 29.0 million of which was directed towards the state of Tabasco and Ps. 2.0 million towards the state of Veracruz. These projects were mainly infrastructure projects, such as the paving of roads; and

•

carried out 35 projects related to Integrated E&P Contracts in the states of Veracruz, Tamaulipas and Puebla for a total amount of Ps. 47.0 million. We contributed Ps. 34.0 million in Veracruz and Ps. 13.0 million in Tamaulipas. These projects were mainly infrastructure projects, education projects and sports projects.

In addition, in 2020 we made several donations under our PACMA program. Approximately 41.5% of donations were allocated to Tabasco, approximately 23.1% to Veracruz and approximately 10.5% to Campeche. The remainder, or approximately 24.9%, was allocated to Tamaulipas, Oaxaca, Hidalgo, Guanajuato, Puebla, Chiapas, Nuevo León and Coahuila, among others.

In sum, we contributed Ps. 766.4 million to public safety and civil protection, Ps. 591.6 million to infrastructure, Ps. 246.8 million to community health, Ps. 45.8 million to education and sports, Ps. 43.9 million to productive projects, Ps. 32.3 million to environmental protection and Ps. 38.0 million to community equity projects.

TRADE REGULATION, EXPORT AGREEMENTS AND PRODUCTION AGREEMENTS

Though Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries and entered into agreements with OPEC and non-OPEC members to reduce its oil exports, in order to contribute to crude oil prices stabilization.

On April 12, 2020, Mexico entered into an agreement with OPEC and non-OPEC countries to reduce world crude oil production. Pursuant to this agreement, the OPEC+ countries agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico agreed to reduce its, and in turn our, crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. This agreement was intended to help mitigate the decrease in oil prices and demand that has taken place as a result of the COVID-19 pandemic. Mexico has not agreed to additional production cuts since the April 12, 2020 agreement.

On July 1, 2020, the USMCA entered into force, replacing NAFTA. The USMCA has not affected Mexico’s rights, through PEMEX or other companies, to explore and exploit crude oil and natural gas in Mexico, to refine and process crude oil and natural gas and to produce petrochemicals in Mexico. The USMCA continues the zero-tariff rate on the export of petrochemical products from Mexico to the United States that existed under NAFTA. However, any change in trade relations between Mexico, the United States and Canada as a result of the implementation of the USMCA could require us to renegotiate our contracts, limit our ability to explore and exploit crude oil or natural gas in Mexico, increase the tariff rate and/or lose business, resulting in an adverse impact on our business and the results of our operations. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Mexico— Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy and, in turn, PEMEX’s operations.”

TAXES, DUTIES AND OTHER PAYMENTS TO THE MEXICAN GOVERNMENT

General

Taxes and duties applicable to us are a significant source of revenues to the Mexican Government. We contributed approximately 7.7% of the Mexican Government’s revenues in 2019 and 3.7 in 2020. In 2020, we paid a number of special oil and gas taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The fiscal regime in effect for Petróleos Mexicanos and the subsidiary entities for 2020 (which we refer to as the fiscal regime) became effective in 2015 and can be subsequently modified from time to time. The implementing legislation published in August 2014 set forth a fiscal regime applicable to the new contractual arrangements that governs exploration and production activities conducted in Mexico beginning on January 1, 2015, as well as a state dividend to be paid by Petróleos Mexicanos and the subsidiary entities beginning on January 1, 2016. See “—Fiscal Regime” and “—Other Payments to the Mexican Government” below.

Fiscal Regime for PEMEX

Fiscal Regime

The Hydrocarbons Revenue Law sets forth, among other things, the following duties applicable to us in connection with our assignments granted by the Mexican Government:

•

Derecho por la Utilidad Compartida (Profit-Sharing Duty): As of January 1, 2015, this duty was equivalent to 70.0% of the value of oil and gas produced in the relevant area, less certain permitted deductions. Pursuant to the Hydrocarbons Revenue Law, this duty decreases on an annual basis. As of January 1, 2019, the rate of this duty was set at 65%. During 2020, we accrued expenses of Ps. 218,913 million in connection with this duty, a 36.22% decrease as compared to the Ps. 343,242 million accrued in 2019, primarily resulting from a reduction in oil and gas prices and a decrease in the rate of the duty to 58%. In addition, the application of the decree published in the Official Gazette of the Federation on April 21, 2020 decreased the duty by Ps. 65,000 million. As a result, the final amount due by Pemex under this duty was Ps. 153,913 million for the fiscal year ended December 31, 2020.

•

Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty): This duty is determined based on a rate linked to the type of hydrocarbon (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price of such hydrocarbon. During 2020, we paid Ps. 37,674 million under this duty, a 38.61% decrease as compared to the Ps. 61,371 million paid in 2019, mainly due to a reduction in oil and gas prices.

•

Derecho de Exploración de Hidrocarburos (Hydrocarbons Exploration Duty): For the year ended December 31 2021, the Mexican Government is entitled to collect a monthly payment of Ps. 1,396.09 per square kilometer of non-producing areas. After 60 months, this duty increases to Ps. 3,338.46 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index (NCPI). During 2020, we paid Ps. 1,069 million under this duty, a 1.81% increase as compared to the Ps. 1,050 million paid in 2019.

•

In 2020, Mexican companies paid a corporate income tax at a rate of 30.0% applied to revenues, less certain deductions. Beginning in 2015, Petróleos Mexicanos and the subsidiary entities became subject to the Ley del Impuesto sobre la Renta, or Mexican Income Tax Law. During, 2019 and 2020, we did not pay any tax under this law.

Under the 2020 fiscal regime, some of our products are subject to the following IEPS taxes, which we withhold from our customers and pay to the tax authorities. The IEPS tax is not included in our sales or expenses.

•

IEPS Sobre la Venta de los Combustibles Automotrices (IEPS Tax on the Sale of Automotive Fuels): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel. Pemex Industrial Transformation collects the tax on behalf of the Mexican Government. The applicable fees for this tax are Ps. 4.95 per liter of Magna gasoline, Ps. 4.18 per liter of Premium gasoline and Ps. 5.44 per liter of diesel. The amount of the fee depends on the class of fuel. It is fixed yearly and adjusted on a weekly basis by the Ministry of Finance and Public Credit. The fees apply to sales in Mexico and imports.

•

IEPS Beneficio de Entidades Federativas, Municipios y Demarcaciones Territoriales (IEPS Tax in Favor of States, Municipalities and Territories): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel. Pemex Industrial Transformation collects the tax on behalf of the Mexican Government. The applicable fees for this tax are 43.69 cents per liter of gasoline with an octane level less than 91, 53.31 cents per liter of gasoline with an octane level of 91 or greater and 36.26 cents per liter of diesel. This fee changes yearly in accordance with inflation. Funds collected from this tax are allocated to Mexican states and municipalities as provided for in the Ley de Coordinación Fiscal (Tax Coordination Law). The fees only apply to sales in Mexico and are not subject to VAT.

•

IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels): This tax is a fee on domestic sales of fossil fuels. Pemex Industrial Transformation collects the tax on behalf of the Mexican Government. The applicable fees for this tax are 7.48 cents per liter of propane, 9.68 cents per liter of butane, 13.12 cents per liter of gasoline and aviation gasoline, 15.67 cents per liter of jet fuel and other kerosene, 15.92 cents per liter of diesel, 16.99 cents per liter of fuel oil, Ps. 19.72 per ton of petroleum coke, Ps. 46.23 per ton of coal coke, Ps. 34.81 per ton of mineral carbon and Ps. 50.32 per ton of carbon from other fossil fuels. These fees change yearly in accordance with inflation and apply to imports to Mexico.

The Hydrocarbons Revenue Law also establishes the fiscal terms to be applied to the contracts for exploration and production granted by the Mexican Government to us or to other companies in connection with potential future competitive bidding rounds. Specifically, these fiscal terms contemplate the following taxes, duties, royalties and other payments to the Mexican Government (in addition to any taxes payable pursuant to applicable tax laws):

•

Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee): During the exploration phase of a project governed by a license, production-sharing contract or profit-sharing contract, the Mexican Government is entitled to collect a monthly payment of Ps. 3,338.46 per square kilometer for each month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the NCPI.

•

Regalías (Royalties): Royalty payments to the Mexican Government are determined based on the “contractual value” of the relevant hydrocarbons. The contractual value is determined based on a variety of factors, including the types of underlying hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price. Royalties are payable in connection with licenses, production-sharing contracts and profit-sharing contracts.

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

•

Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax): Contracts for exploration and extraction and assignments granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of Ps. 1,820.97 per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax of Ps. 7,283.92 per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.

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

Other Payments to the Mexican Government

Pursuant to the Petróleos Mexicanos Law, as of January 1, 2016, Petróleos Mexicanos and the subsidiary entities are required to pay a state dividend to the Mexican Government on an annual basis. In July of each year, Petróleos Mexicanos and the subsidiary entities are required to provide the Ministry of Finance and Public Credit a report disclosing their financial results for the previous fiscal year and their investment and financing plans for the following five years, together with an analysis of the profitability of these investments and the relevant projections of their financial positions. The Ministry of Finance and Public Credit will rely on this report and a favorable opinion issued by a technical committee of the Mexican Petroleum Fund for Stabilization and Development to determine the amount of the state dividend to be paid by Petróleos Mexicanos and each of the subsidiary entities. The Petróleos Mexicanos Law provides that the aggregate amount of the state dividend to be paid in 2016 was to be equal to, at minimum, 30.0% of the total revenues of Petróleos Mexicanos and the subsidiary entities, after taxes, from the previous fiscal year. It further provides that that percentage will decrease in subsequent years, until reaching 15% in 2021 and 0% in 2026. In accordance with the Federal Revenue Law for 2018, 2019 and 2020, Petróleos Mexicanos was not required to pay a state dividend in 2018, 2019 and 2020 and will not be required to pay a state dividend in 2021.

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2018		2019		2020
	(in millions of pesos)(1)
Hydrocarbon extraction duties	Ps.	469,934	Ps.	372,813	Ps.	154,609
Income tax (benefit) expense		(8,355)		(28,989)		30,963

Total	Ps.	461,579	Ps.	343,824	Ps.	185,572

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government.” Numbers may not total due to rounding.
(1)	Figures are stated in nominal pesos.

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

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 1,616.7 million in 2018, Ps. 3,090.2 million in 2019 and Ps. 2,298.8 million in 2020.

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

Overview

In 2020, we experienced one of the most challenging years yet, not only for PEMEX but for the entire oil and gas industry, due to the economic impacts of the COVID-19 pandemic and the disagreement between Russia and Saudi Arabia regarding production cuts. These factors had a considerable adverse impact on the global oil and gas market. The average price of the Mexican export mix decreased from U.S. $55.53 per barrel in 2019 to U.S. $35.82 per barrel in 2020. Total crude oil plus condensates production (excluding partners) was 1,686 Mbd in 2020, a slight 0.1% increase as compared to 1,684 Mbd in 2019.

During 2020, we implemented various measures to address the impacts of the COVID-19 pandemic, including: (1) a decrease of our capital investment; (2) a reduction of non-strategic projects coupled with a focus on the more profitable ones; and (3) the development of alternative financing mechanisms that do not constitute public debt. Moreover, the Mexican Government announced that it would reduce our tax burden for 2020 by U.S. $65.0 billion to provide additional resources to support our operations.

Additionally, on April 12, 2020, the OPEC+ countries, which include Mexico, reached an agreement to reduce their overall crude oil production in an attempt to stabilize oil prices. Pursuant to this agreement, Mexico agreed to reduce its, and in turn our crude oil production by 100,000 barrels per day for a two-month period beginning May 1, 2020. During May, June, July, August, September, October and November 2020, we decreased our crude oil production to 1,676.6, 1,654.7, 1,647.3, 1,687.9, 1,697.8, 1,680.2 and 1,688.8 thousand barrels per day, respectively. In December 2020, we increased our crude oil production to 1,711.5 thousand barrels per day.

Going Concern

Our consolidated financial statements as of December 31, 2020 and 2019 have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Note 22-F to our consolidated financial statements, there exists significant doubt about our ability to continue as a going concern. We discuss below, and in Note 22-F to our consolidated financial statements, the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies. We continue operating as a going concern, and our consolidated financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

We have recognized continuous net losses during 2020, 2019 and 2018 of Ps. 509,052.1 million, Ps. 282,112.0 million, and Ps. 180,419.8 million, respectively. In addition, we had a negative equity of Ps. 2,404,727.0 million and Ps. 1,931,409.3 million as of December 31, 2020 and 2019, respectively, mainly due to continuous net losses. We had a negative working capital of Ps. 442,550.3 million and Ps. 209,168.6 million, as of December 31, 2020 and 2019, respectively.

We also have substantial debt, including substantial short-term debt. Due to our heavy fiscal burden resulting from the payment of hydrocarbons extraction duties and other taxes that we are required to pay to the Mexican Government, the cash flows derived from our operations in recent years have not been sufficient to fund our operations and investment programs. As a result, our indebtedness has increased significantly, and our working capital has deteriorated. In addition, the significant crude oil price drop, which started in March 2020, and the negative economic impact as a result of the current global health crisis caused by the COVID-19 pandemic, have negatively impacted our financial performance. During 2020, the weighted average Mexican crude oil price was U.S. $35.82 per barrel, a decrease of U.S. $19.71 per barrel as compared to the 2019 weighted average Mexican crude oil export price of U.S. $55.53 per barrel. As of May 3, 2021, the weighted average Mexican crude oil export price was U.S. $61.60 per barrel. While prices have begun to stabilize, any future decline in international crude oil and natural gas prices will have a similar negative impact on our results of operations and financial condition. Despite the OPEC+ agreement entered into by Mexico on April 12, 2020, to reduce world crude oil production intended to mitigate the drop in oil prices and demand, crude oil prices have remained volatile. See “—Risk Factors Related to our Operations—The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition.”

We believe we have the capacity to comply with our payment obligations and our operating continuity, including our ability to refinance debt. However, our future cash flows, including the ability to refinance debt, are uncertain due to circumstances outside of our control. Any adverse impact from sustained decrease in crude oil prices below the budgeted average price for 2021 and from the slow-down of the economy would have an adverse impact on our results of operation, cash flows and may require us to consider additional actions to address these shortfalls. The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see Note 22-F to our consolidated financial statements included herein.

Business Plan

On March 22, 2021, our Board of Directors approved the business plan of Petróleos Mexicanos and its Subsidiary Productive Companies for 2021-2025 (the “2021-2025 Business Plan), which effectively replaced our 2019-2023 business plan (the “2019-2023 Business Plan”). The 2019-2023 Business Plan was approved on July 16, 2019 and focused mainly on limiting our indebtedness and the recovery of the productive capacity of the value chain to increase hydrocarbon petroleum products production, as well as strengthen our commercial strategy. However, due to the economic pressures at the end of the first quarter of 2020 resulting from the COVID-19 pandemic, including the decrease in oil demand and historically low prices, we decided to update our strategy and reassess our expectations of economic recovery in a way that is more aligned with the current situation.

The 2021-2025 Business Plan updates certain objectives we hope to achieve with respect to our operations. For 2021, we intend to consolidate our financial and operating strategy. We are expected to transfer Ps. 897 billion in direct and indirect contributions to the Mexican Government in 2021. This reaffirms our strategic position for Mexico, being the largest taxpayer in the country as well as a main generator of funding for various development projects.

The following sets forth a summary of some of the key objectives of our 2021-2025 Business Plan:

•

Strengthen our financial position: Given the particularly challenging macroeconomic environment that we are facing, we are focusing our attention on investing our financial resources in projects based on their profitability and their alignment with Mexico’s strategic vision. We are working to efficiently manage our cash flows so as to meet our financial obligations. We plan to implement a series of measures to administer our debt more efficiently. During 2019 and 2020, we carried out a variety of refinancing operations, which allowed us to decrease our total debt for the first time in 11 years.

•

Exploration and Production: We intend to increase hydrocarbon production levels. In order to achieve this objective, we intend to focus on accelerating the development of newly discovered wells as well as optimizing our current wells.

•

Sustainability: We believe that the long-term value and viability of any petroleum company is linked to its reserves. We are working to sustainably develop and maintain our reserve levels, given their importance to our long-term financial strength. We plan to do so by seeking a balance between the use and development of natural resources, while also aiming to reduce the environmental impact of our operations.

•

Efficiency and Competition: We seek to strengthen our operational efficiency as to reach operating conditions that maximize value and create opportunities for further economic growth. We are working to minimize unexpected stoppages in operations as to strengthen our operational performance.

•

Investment in projects with the participation of third-parties: We intend to continue our efforts to seek opportunities to attract capital as to develop new projects in order to overcome some of the operational and infrastructural challenges we have been facing. We seek to implement business strategies with third-party participation, including private parties. However, we plan to maintain limits on such strategic agreements by not creating public debt, by sharing the economic risks and benefits and by making sure that the assets remain our property.

Impact and Response to the COVID-19 Pandemic

The COVID-19 pandemic has had an adverse effect on our business, results of operations and financial condition.

Decline in international crude oil prices: The COVID-19 pandemic has led to a worldwide economic slowdown and a decrease in global demand for crude oil and derivatives. For more information related to the decline in international crude oil prices and the decrease in the demand of petroleum products, see Note 7-D to our consolidated financial statements included herein.

On March 6, 2020, OPEC, led by Saudi Arabia, and another group of petroleum producing nations, led by Russia, did not reach an agreement to reduce crude oil production in order to support crude oil prices, which resulted in a significant drop in global crude oil prices. On April 12, 2020, the OPEC+ countries, including Mexico, reached an agreement to reduce their overall crude oil production. Pursuant to this agreement, these countries, which are known as OPEC+, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. This agreement is expected to help mitigate the decrease in oil prices and demand that has taken place as a result of the COVID-19 pandemic. For more information regarding this OPEC+ production agreement, see “Item 3––Risk Factors–– Risk Factors Related to Our Operations––Crude oil, natural gas and petroleum products prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell” and “Item 4—Trade Regulation, Export Agreements and Production Agreements”. However, prices continue to display significant volatility.

On April 20, 2020, Mexican crude oil experienced an unprecedented drop below U.S. $0.00 per barrel to negative U.S. $2.37 per barrel. This drastic drop in price was due to low oil demand as a result of COVID-19 and the lack of oil storage. As of December 31, 2020, the weighted average Mexican crude oil export price was U.S. $47.16 per barrel. While prices have begun to stabilize, they remain significantly lower than 2014 levels. For more information regarding the impact of the decline in international crude oil prices on us, see Note 7-D to our consolidated financial statements included herein.

Decrease in the demand for petroleum products: The Mexican Government, through the Mexican Ministry of Health, has implemented actions to protect against COVID-19. Some of these actions consist of, among others, directives to avoid places of work, crowded public areas, public buildings or unnecessary social activities during this time. These preventative measures caused a decrease in demand of certain goods and services, including petroleum products. As of the date of this annual report, the Mexican Government has lifted some restrictions, including the closure of the Mexico-U.S. Border, and nation-wide restrictions on non-essential activities.

As a result of the worldwide economic slowdown and, in particular, the decrease in fuel demand, we have experienced a decrease in its domestic sales of petroleum products.

Mexican Government support: On April 21, 2020, the Mexican Government, through a Presidential decree, granted us a reduction in our tax burden equal to Ps. 65.0 million for 2020, which consists of a fiscal credit applicable to the profit sharing duty up to such amount. This decrease in the profit-sharing duty is incremental to the one resulting from the decrease of the rate from 65% to 58% in 2020 in accordance with amendments to the 2020 Hydrocarbons Revenue Law. On February 19, 2021, the Mexican Government, through a presidential decree, granted us a reduction in our tax burden equal to Ps. 73.3 billion for 2021 via a tax credit applicable to the Derecho por la Utilidad Compartida (Profit-sharing Duty). This tax incentive is in addition to the measures announced in December 2019 that adjusted our tax regime to reduce our Profit-Sharing Duty by 11 percentage points to 54% by 2021 in two incremental steps. On February 24, 2021, the Ministry of Finance and Public Credit provided us with a capital injection of U.S. $1.6 billion to cover debt amortizations coming due in 2021. The Ministry of Finance and Public Credit plans to provide an additional U.S. $3.4 billion throughout 2021 to cover amortizations this year.

Reduction in our budget: As a result of the decrease in crude oil prices and the global economic conditions arising from the COVID-19 pandemic, our management proposed to our Board of Directors an amendment to our budget intended to reflect the impacts in our cash flows of the following assumptions: a decrease in crude oil prices and derivatives and production volumes, Mexican Government’s supports through contributions and tax benefits to us, increase of U.S. dollar exchange rate and adjustments to operating expenses by Ps. 5.0 billion and in exploration and production capital expenditures, including non-capitalizable maintenance for Ps. 40.5 billion. On July 14, 2020, our Board of Directors authorized the amendment to the 2020 budget for us and our Subsidiary Productive Entities, which considers a decrease in budgeted income of Ps. 4,471,000 that is offset by a net decrease in expenses by Ps. 20,980,000, consisting of a (1) a decrease in investment expenditure by Ps. 27,979,000 and (2) an increase in operating expense of Ps. 6,999,000 and an increase in the financial cost of Ps. 16,510,000, so that our budget balance sheet target for the 2020 financial year did not change.

Reduction in budget and response: Our operations are generally considered strategic within the meaning of Articles 27 and 28 of the Mexican Constitution. All of our operations therefore remain active as of the date of this annual report – however, in accordance with our business continuity plan, we have reduced our workforce, implemented alternating shifts and allowed a portion of our workforce to work remotely. In addition, we have implemented sanitizing measures to disinfect our facilities and the use of thermal cameras and other special equipment to monitor infection risks.

We prepared our budget for 2021 based on a Mexican crude oil basket price of U.S. $42.12 per barrel. As a result, we entered into derivative financial instruments to hedge our risk exposure to drops in prices below this level. These derivative financial instruments are intended to hedge a proportion of our exposure of up to five U.S. dollars below the budgeted price. In addition, in accordance with the Federal Revenue Law for 2021, crude oil revenues between U.S. $42.12 and U.S. $44.12 per barrel will be used to attempt to improve our financial balance goal for 2021. Revenues above U.S. $44.12 per barrel may be used for operating expenses and capital expenditures.

The Federal Budget for 2021 authorized us to have a budget deficit of Ps. 92,687,000. This deficit does not consider payments of principal of our debt which is due in 2021.

Taking into consideration the conditions described above and the level of prices as of the date of this report, we hope to increase our revenues, improve our budget deficit and potentially increase our capital expenditures during the year.

Results of operations and financial condition in 2020

For the year ended December 31, 2020, our income decreased, from a net loss of Ps. 282.1 billion (U.S. $15.0 billion) in 2019 to a net loss of Ps. 509.1 billion (U.S. $25.5 billion) in 2020. This higher net loss was primarily due to:

•	a Ps. 448.3 billion decrease in total sales, mainly due to a decrease in the average price of crude oil and natural gas;

•	a Ps. 5.1 billion increase in impairment of wells, pipelines, properties, plant and equipment;

•	a Ps. 2.8 billion decrease in other revenues, net;

•	a Ps. 5.7 billion increase in general expenses;

•	a Ps. 1.0 billion increase in financing cost, net;

•	a Ps. 215.9 billion increases in exchange loss, net; and

•	a Ps. 2.4 billion decrease in profit sharing in joint ventures, associates and other.

These effects were partially offset by:

•	a Ps. 290.3 billion decrease in cost of sales, mainly due to a decrease in purchases of products; and

•	a Ps. 158.2 billion decrease in taxes and other duties.

For more information on our results of operations, see “—Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” below.

In 2020, our total equity (deficit) deteriorated by Ps. 473.3 billion from negative Ps. 1,931.4 billion as of December 31, 2019 to negative Ps. 2,404.7 billion as of December 31, 2020. For more information on the decrease of our total equity (deficit) see “—Liquidity and Capital Resources—Equity Structure and Mexican Government Contributions” below. This decrease was mainly due to our net loss for the year of Ps. 509.1 billion; a Ps. 19.2 billion increase in actuarial losses on employee benefits and a Ps. 7.9 billion accumulated income from the foreign currency translation effect.

Our accounts receivables increased 5.1% in 2020, from Ps. 180.5 billion as of December 31, 2019 to Ps. 189.8 billion as of December 31, 2020, mainly due to an increase in our accounts receivable from sundry debtors (mainly IEPS tax) from larger gasoline imports at the end of the year.

As of December 31, 2020, we owed our suppliers Ps. 282.0 billion as compared to Ps. 208.0 billion as of December 31, 2019. As of December 31, 2020, we have paid the total outstanding balance due to suppliers and contractors as of December 31, 2019 and, as of March 31, 2021, we have paid approximately 51.5% of the total outstanding balance due to suppliers and contractors as of December 31, 2020.

Operating Challenges

In 2020, we continued to experience significant operating challenges. Our crude oil and condensates production totaled 1,686 thousand barrels per day, as compared to the average production of 1,684 thousand barrels per day in 2019. This marginal increase was mainly due to the addition of wells in new fields: Mulach 10, Tlacame 3, Hok 44, Mulach 5, Ixachi 10, Xikin 24, Manik NW 4, Cheek 1, Ixachi 2, Ixachi 20, Cibix 12, Cahua 2, Octli 2, Xikin 32, Mulach 9, Tlacame 9, Tlacame 13, Cheek 45, Cahua 3, Hok 4, Octli 3, Mulach 4, Ixachi 11, Ixachi 24, Cibix 14, Cheek 22, Manik NW 3 and Octli 4. This slight increase when compared to 2019 was due to our strategic attempts to incorporate production from wells in new fields, as well as our attempts to continue production in our fields despite the reduction production agreement between Mexico and OPEC+, operating issues, such as inventory surplus, minor incidents in our crude oil export facilities, weather conditions and the decrease in production due to the impact of the COVID-19 pandemic on lower global demand of crude oil, which caused partial shutdowns in our operations and thus, a lower production. We further describe the increase in production under “Item 4—Information on the Company—Business Overview—Exploration and Production—Crude Oil and Natural Gas Production.”

Additionally, our production targets were affected by the agreement on April 12, 2020, between OPEC+ countries including Mexico. For more information regarding this OPEC+ production agreement, see “Item 3––Risk Factors–– Risk Factors Related to Our Operations––Crude oil, natural gas and petroleum products prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell”. Our Business Plan 2021-2025 set a crude oil and condensates production target for 2021 of 1,944 thousand barrels per day and a natural gas production target, excluding nitrogen, of 4,186 million cubic feet per day.

In 2020, we processed a total of 590.6 thousand barrels of crude oil per day, a 0.2% decrease as compared to 2019, mainly due to the fact that we carried out repairs beyond those originally scheduled under the National Refining System rehabilitation program, together with operational and reliability in our units. As a result, we used 36% of our primary distillation capacity in 2020, preserving the level observed in 2019. In 2020, our variable refining margin decreased by U.S. $0.04 per barrel to U.S. $0.76 per barrel, a 5.0% decrease as compared to 2019. This decrease was primarily a result of a decrease in prices and weak refining margins in the U.S. Gulf Coast region, which were caused by decreased demand for gasoline and heightened levels of refinery production.

New Accounting Standards

The following new accounting standards were effective from January 1, 2020, but they did not have a material effect on our consolidated financial statements:

•	Amendments to References to Conceptual Framework in IFRS Standards;

•	Definition of a Business (Amendments to IFRS 3);

•	Definition of Material (Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors); and

•	The interest rate benchmark reform amendments retrospectively to hedging relationships.

In addition, IFRS 16 Leases was effective from January 1, 2019 and was adopted by us. See Notes 3 and 4 to our consolidated financial statements as of December 31, 2020 included herein.

Recently Issued Accounting Standards

Some of the new accounting standards went into effect for annual periods beginning January 1, 2020 and earlier application is permitted. However, we have not early adopted the new or amended standards in preparing these consolidated financial statements (see Note 29 to our consolidated financial statements included herein). The following amended standards and interpretations are not expected to have a significant impact on our consolidated financial statements.

•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16);

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37);

•	COVID-19-Related Rent Concessions (Amendment to IFRS 16);

•	Property, Plant and Equipment – Proceeds Before Intended Use (Amendments to IAS 16);

•	Reference to Conceptual Framework (Amendments to IFRS 3);

•	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1); and

•	Insurance Contracts (Amendments to IFRS 17).

For more information about recently issued accounting standards see Note 29 to our consolidated financial statements included herein.

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

The following table sets forth the weighted average market price per barrel of crude oil that PMI received from exports and the average price of the United States benchmark, West Texas Intermediate (or WTI) crude oil, for the years indicated. The average price differential between WTI and the crude oil that we exported in the last three years fluctuated between U.S. $3.79 in 2018 to U.S. $3.43 in 2020, which is mainly the result of fluctuations in the price of other benchmarks on which our pricing formulas for crude oil are based. See “Item 4—Information on the Company—Business Overview—International Trading.”

	Year ended December 31,
	2018		2019		2020
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $	65.20	U.S. $	57.03	U.S. $	39.25
PEMEX crude oil weighted average export price		61.41		55.53		35.82

Note:

The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On May 11, 2021, the spot price for West Texas Intermediate crude oil was U.S. $65.28 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $62.43 per barrel.

Sources: PEMEX’s	oil statistics and Platt’s U.S. Marketscan (S&P Global Inc.).

Domestic Prices

As of December 31, 2017, domestic fuel prices are fully liberalized and are determined according to market forces and may vary without regard to any specific range determined by the Mexican Government. For further information on domestic prices, see “Item 4—Business Overview—Industrial Transformation—Refining—Pricing Decrees”.

The following table compares the average prices in nominal terms of selected petroleum and petrochemical products in Mexico for the years indicated:

	Year ended December 31,
	2018		2019		2020
Petroleum Products
Unleaded regular gasoline(1)	Ps.	1,813.33	Ps.	1,671.92	Ps.	1,391.19
Premium gasoline(1)		1,948.66		1,821.32		1,501.62
Diesel(1)		1,935.54		1,813.10		1,438.57
Jet fuel(1)		1,815.91		1,824.23		1,415.72
Natural Gas(2)		5.57		5.01		4.61
Liquified Petroleum(2)		39.24		18.60		18.41
Selected Petrochemicals
Ammonia(3)		7,905.97		7,556.74		6,317.20
Polyethylene(3)		22,945.27		17,601.39		17,720.23

(1)	Pesos per barrel.
(2)	Pesos per hundred cubic feet.
(3)	Pesos per ton.

Source:	Petróleos Mexicanos.

Hydrocarbon Duties and Income Taxes

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2018		2019		2020
	(in millions of pesos)(1)
Hydrocarbon extraction duties	Ps.	469,934	Ps.	372,812	Ps.	154,609
Income tax (benefit)		(8,355)		(28,989)		30,963

Total	Ps.	461,579	Ps.	343,823	Ps.	185,572

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government.” Numbers may not total due to rounding.
(1)	Figures are stated in nominal pesos.

Source: PEMEX’s audited financial statements, prepared in accordance with IFRS.

Relation to the Mexican Government

Petróleos Mexicanos and our subsidiary entities are public entities of the Mexican Government, rather than Mexican corporations. Therefore, we do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders. However, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. The President of Mexico appoints five of the ten members of the Board of Directors of Petróleos Mexicanos as representatives of the Mexican Government, including the Secretary of Energy, who serves as the Chairperson of the Board of Directors of Petróleos Mexicanos, and the Secretary of Finance and Public Credit. The President of Mexico also appoints five independent members to the Board of Directors of Petróleos Mexicanos, whose appointments are ratified by the Senate.

Pursuant to the Petróleos Mexicanos Law, our consolidated annual budget, including our financing program, must be submitted to the Ministry of Finance and Public Credit, which has the authority to adjust our financial balance goal and the ceiling on our wage and salary expenditures for the fiscal year. The Mexican Government incorporates our consolidated annual budget and financing program into its budget, which the Chamber of Deputies must approve each year. The Mexican Congress has the authority to adjust our annual financial balance goal at any time by amending the applicable law. In addition, any adjustment proposed by the Board of Directors of Petróleos Mexicanos to change our annual financial balance goal or increase the limit on our wage and salary expenditures or our financing program must be approved by the Chamber of Deputies.

Consolidation

Our financial statements consolidate the results of Petróleos Mexicanos, our subsidiary entities and the subsidiary companies. Certain non-material subsidiary companies are not consolidated and are accounted for under either the cost method or the equity method. For a list of the consolidated subsidiary companies, see Note 3-A and Note 5 to our consolidated financial statements included herein.

Export Agreements and Production Agreements

Though Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries and entered into agreements with OPEC and non-OPEC members to reduce its oil exports, in order to contribute to crude oil prices stabilization.

On April 12, 2020, the OPEC+ countries, including Mexico, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. Pursuant to this agreement, Mexico agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020.

Immaterial Correction of 2019 Information

During 2020, we detected errors in certain costs and expenses used for the determination of the value in use of certain cash generating units of the exploration and production segment as of December 31, 2019. This resulted in a different value in use in some cash generating units and thus, an increase in the value of wells, pipelines, plants and platforms as of December 31, 2019 in the amount of Ps. 65,799,060. The increase in value has led to a favorable impact in our results of operation for 2019 for the same amount. Our financial results for 2019 included herein reflect an adjustment for these errors. For further information about the corrections resulting from the errors, see Note 4-B to our consolidated financial statements included herein.

Selected Financial Data

The selected statement of comprehensive income (loss), statement of financial position and cash flows data set forth below have been derived from, and should be read in conjunction with, our consolidated financial statements. Certain amounts in the consolidated financial statements for 2019 and 2018 have been reclassified to conform with the presentation of the amounts in the consolidated financial statements for 2020. These reclassifications are not significant to the consolidated financial statements.

	Year ended December 31,(1)
	2018	2019(2)	2020	2020(3)
	(in millions of pesos)			(in millions of U.S. dollars)
Statement of Comprehensive Income (Loss) Data
Net sales	1,681,119	1,401,971	953,662	47,806
Operating income	367,400	102,829	(63,063)	(3,161)
Financing income	31,557	29,236	16,742	839
Financing cost	(123,870)	(132,861)	(161,765)	(8,109)
Derivative financial instruments (cost) income—Net	(19,116)	(23,264)	17,096	857
Exchange (loss) gain—Net	23,659	86,930	(128,949)	(6,464)
Net (loss) for the period	(180,420)	(282,112)	(509,052)	(25,518)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	81,912	60,622	39,990	2,005
Total assets	2,075,197	1,984,247	1,928,488	96,672
Short-term debt	191,796	244,924	391,097	19,605
Long-term debt	1,890,490	1,738,250	1,867,630	93,622
Total long-term liabilities	3,086,826	3,363,453	3,560,805	178,498
Total equity (deficit)	(1,459,405)	(1,931,409)	(2,404,727)	(120,546)
Statement of Cash Flows
Depreciation and amortization	153,382	137,187	129,632	6,498
Acquisition of wells, pipelines, properties, plant and equipment(4)	(94,004)	(109,654)	(114,977)	(5,264)

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our consolidated financial statements included herein.
(2)

During 2020, we detected errors in certain costs and expenses used for the determination of the value in use of certain cash generating units in the exploration and production segment as of December 31, 2019. This resulted in a different value in use in some cash generating units and thus, an increase in the value of wells, pipelines, plants and platforms as of December 31, 2019 in the amount of Ps. 65,799,060 and a favorable impact in our results of operation for 2019 for the same amount. For further information about the corrections resulting from the errors, see Note 4-B to our consolidated financial statements included herein.

(3)

Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the Ministry of Finance and Public Credit for accounting purposes of Ps. 19.9487 = U.S. $1.00 at December 31, 2020. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(4)	Includes capitalized financing cost. See Note 13-A to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Source:

PEMEX’s consolidated financial statements, prepared in accordance with IFRS, as it relates to the selected statements of comprehensive income, statement of financial position and statement of cash flows data; and Petróleos Mexicanos, as it relates to other financial data.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Total Sales

Total sales decreased by 32.0% or 448.3 billion in 2020, from Ps. 1,402.0 billion in 2019 to Ps. 953.7 billion in 2020, primarily due to a decrease in the sales volume of petroleum products and the weighted average price of Mexican crude oil.

Domestic Sales

Domestic sales decreased by 37.6% or 303.3 billion in 2020, from Ps. 807.0 billion in 2019 to Ps. 503.7 in 2020, mainly due to decreases in the sales volume of gasoline, diesel, fuel oil and jet fuel. Domestic sales of petroleum products decreased by 43.1% in 2020, from Ps. 718.7 billion in 2019 to Ps. 409.1 billion in 2020, mainly due to a 26.1% decrease in the sales volume of gasoline, a 29.0% decrease in the sales volume of diesel, 27.6% decrease in the sales volume of fuel oil and 53.4% decrease in the sales volume of jet fuel. The average sales price of gasoline, diesel, fuel oil and jet fuel decreased 38.2%, 44.8%, 69.8% and 63.8%, respectively, in 2020 as compared to 2019, as a result of decreased demand. The decreased demand was primarily the result of lower economic activity caused by the COVID-19 pandemic and a drop in the international hydrocarbons and refined products prices.

Domestic sales of natural gas decreased by 20.7% in 2020, from Ps. 28.5 billion in 2019 to Ps. 22.6 billion in 2020, primarily due to a 20.6% decrease in the average sales price and 13.6% decrease in the sales volume of natural gas. Domestic sales of LPG decreased by 4.3% in 2020, from Ps. 32.2 billion in 2019 to Ps. 30.8 billion in 2020. This decrease was primarily due to a 4.3% decrease in the average sales price and 3.4% decrease in the sales volume, mainly due to lower economic activity caused by the COVID-19 pandemic.

Export Sales

Export sales decreased by 24.0% in peso terms in 2020 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 585.8 billion in 2019 to Ps. 445.2 billion in 2020. This decrease was mainly due to a 36.2% decrease in the weighted average Mexican export crude oil price in 2020, from U.S. $55.60 per barrel in 2019 to U.S. $35.47 per barrel in 2020.

Excluding the trading activities of the Trading Companies (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to third parties decreased by 26.4% in peso terms, from Ps. 474.0 billion in 2019 to Ps. 349.1 billion in 2020. In U.S. dollar terms, excluding the trading activities of the Trading Companies, total export sales (which are U.S. dollar denominated) decreased by 34.5% in 2020, from U.S. $24.6 billion in 2019 to U.S. $16.1 billion in 2020. This was primarily due to the 36.2% decrease in the weighted average Mexican crude oil export price. The trading and export activities of the Trading Companies generated additional marginal revenues of Ps. 96.1 billion in 2020, 14.0% lower in peso terms than the Ps. 111.8 billion of additional revenues generated in 2019. This decrease was mainly due to a decrease in the average prices of diesel and gasoline. Export sales of PMI-NASA, one of our principal Trading Companies, decreased by 26.4% in 2020, from Ps. 74.3 billion in 2019 to Ps. 54.7 billion in 2020.

Crude oil and condensate export sales accounted for 90.3% of total export sales (excluding the trading activities of the Trading Companies) in 2020, as compared to 90.8% in 2019. These crude oil and condensate sales decreased in peso terms by 26.8% in 2020, from Ps. 430.4 billion in 2019 to Ps. 315.1 billion in 2020, and in U.S. dollar terms by 34.5%, from U.S. $22.3 billion in 2019 to U.S. $14.6 billion in 2020. The weighted average Mexican crude oil export price in 2020 was 36.2% lower than the weighted average price of U.S. $55.60 per barrel in 2019.

Export sales of petroleum products, including natural gas and natural gas liquids, by our industrial transformation segment decreased from 8.2% of total export sales (excluding the trading activities of the Trading Companies) in 2019 to 8.7% of those export sales in 2020. Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 21.6%, from Ps. 38.9 billion in 2019 to Ps. 30.5 billion in 2020, primarily due to a decrease in the sales volume of naphtha.

Export sales of petrochemical products (including certain byproducts of the petrochemical process) decreased by Ps. 1,255.4 million in 2020, from Ps. 4,705.3 million in 2019 to Ps. 3,449.9 million in 2020, primarily due to a decrease in export sales by Grupo Fertinal, S.A. de C.V. in 2020.

Services Income

Services income decreased by 48.4% in 2020, from Ps. 9.1 billion in 2019 to Ps. 4.7 billion in 2020, primarily as a result of a decrease in transportation services provided by Pemex Industrial Transformation and Pemex Logistics to third parties.

Cost of Sales

Cost of sales decreased by 25.9%, from Ps. 1,122.9 billion in 2019 to Ps. 832.6 billion in 2020. This decrease was mainly due to: (1) a Ps. 206.4 billion decrease in import purchases, primarily Magna gasoline, diesel and jet fuel, due to decreased demand. The decreased demand was primarily the result of the lower economic activity caused by the COVID-19 pandemic and a drop in the international hydrocarbons and refined products prices; (2) a Ps. 23.5 billion decrease in taxes and duties on exploration and extraction of hydrocarbons resulting from lower average sales prices and (3) a decrease of Ps. 54.0 billion in unsuccessful wells.

Impairment of Wells, Pipelines, Properties, Plant and Equipment

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. (5.1) billion in 2020, from a net impairment of Ps. (31.3) billion in 2019 to a net impairment of Ps. (36.4) billion in 2020. This net impairment was primarily due to Ps. (71.8) billion in the cash generating units of Pemex Industrial Transformation, mainly due to lower production levels, at the Madero, Minatitlan, and Salamanca Refineries. These lower production levels were primarily the result of a lower crude oil processing rate than previously projected and a decrease in prices of refined products. The lower production levels were partially offset by a net reversal of impairment of Ps. 35.0 billion in the cash generating units of Pemex Exploration and Production, mainly due to an increase in the effect of exchange rates and an increase in projected crude and oil prices and volume.

General Expenses

General expenses increased by Ps. 5.6 billion in 2020, from Ps. 152.7 billion in 2019 to Ps. 158.3 in 2020, mainly due to an increase relating to the periodic cost of employee benefits.

Other Revenues

Other revenues decreased by Ps. 3.1 billion in 2020, from Ps. 14.9 billion in 2019 to Ps. 11.8 billion in 2020. This decrease was mainly due to a Ps. 2.3 billion decrease in income from insurance recovery.

Other Expenses

Other expenses decreased by Ps. 6.0 billion in 2020, from Ps. 7.2 billion in 2019 to Ps. 1.2 billion in 2020. This decrease was mainly due to a decrease of Ps. 5.4 billion in disposal of wells, pipelines, properties, plant and equipment.

Financing Income

Financing income decreased by Ps. 12.5 billion in 2020, from Ps. 29.2 billion in 2019 to Ps. 16.7 billion in 2020. This decrease was mainly due to effects from the liability management transactions conducted in September 2019.

Financing Costs

Financing costs increased by Ps. 28.9 billion in 2020, from Ps. 132.9 billion in 2019 to Ps. 161.8 billion in 2020, mainly due to an increase in interest expenses as a result of the effects of depreciation of the peso against the U.S. dollar and the effects of variations in sales prices and volume of exports.

Derivative Financial Instruments Income, Net

Derivative financial instruments income, net, increased by Ps. 40.3 billion, from a derivative financial instruments cost of Ps. 23.3 billion in 2019 to an income of Ps. 17.0 billion in 2020, mainly as a result of (1) the increase in the fair value of our favorable cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated; (2) the gains from our crude oil options, as a result of the decrease in crude oil prices and (3) a net increase in other derivative financial instruments, such as currency options.

Exchange Loss, Net

A substantial portion of our indebtedness, 87.1% as of December 31, 2020, is denominated in foreign currencies. Our exchange loss, net, increased by Ps. 215.8 billion in 2020, from an exchange gain of Ps. 86.9 billion in 2019 to an exchange loss of Ps. 128.9 billion in 2020, primarily as a result of a 5.9% depreciation of the peso relative to the U.S. dollar in 2020. Due to the fact that 100% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, and only 72% of our expenses, including financing costs, are linked to U.S. dollar prices, the depreciation of the peso relative to the U.S. dollar had a negative effect on our ability to meet peso-denominated obligations. The value of the peso in U.S. dollar terms depreciated by 5.9% in 2020, from Ps. 18.8452 per U.S. $1.00 on December 31, 2019 to Ps. 19.9487 per U.S. $1.00 on December 31, 2020, as compared to a 4.3% appreciation of the peso in U.S. dollar terms in 2019.

Taxes, Duties and Other

The Profit-Sharing Duty and other duties and taxes paid decreased by 46.0% in 2020, from Ps. 343.8 billion in 2019 to Ps. 185.6 billion in 2020, mainly due to (1) the 36.2% decrease in the weighted average export price of Mexican crude oil, from U.S. $55.60 in 2019 to U.S. $35.47 per barrel in 2020; (2) a decrease in the applicable tax rate for 2020, which is 58% for 2020 as compared to 65% for 2019 and (3) the application of a tax credit to the DUC in the amount of Ps. 65.0 billion, which was granted to us by the Mexican Government through a presidential decree dated April 21, 2020. Duties and taxes represented 19.5% and 24.5% of total sales in 2020 and 2019, respectively.

Net Income/Loss

In 2020, we had a net loss of Ps. 509.1 billion from Ps. 953.7 billion in total sales revenues, as compared to a net loss of Ps. 282.1 billion from Ps. 1,402.0 billion in total sales revenues in 2019. This increase in net loss relative to 2019 was primarily explained by:

•

a Ps. 448.3 billion decrease in total sales, mainly due to a decrease in the weighted average Mexican export crude oil price, as well as a decrease in the sales volume and average price of gasoline, diesel, fuel oil and jet fuel;

•	a Ps. 5.1 billion increase in impairment of wells, pipelines, properties, plant and equipment;

•	a Ps. 3.1 billion decrease in other revenues, net;

•	a Ps. 5.6 billion increase in general expenses,

•	a Ps. 28.9 billion increase in financing cost;

•	a Ps. 12.5 billion decrease in financing income;

•	a Ps. 215.8 billion increase in exchange loss, net; and

•	a Ps. 2.4 billion decrease in profit sharing in joint ventures, associates and other.

These effects were partially offset by:

•	a Ps. 290.3 billion decrease in cost of sales, mainly due to a decrease in purchases of import products;

•	a Ps. 6.0 billion decrease in other expenses

•	a Ps. 40.3 billion decrease in derivative financial instruments cost, net; and

•	a Ps. 158.2 billion decrease in taxes and other duties.

Other Comprehensive Results

In 2020, we had a net loss of Ps. 520.4 billion in other comprehensive results, as compared to a net loss of Ps. 594.1 billion in 2019, primarily due to an increase in the reserve for employee benefits that resulted from the decrease in the discount rate and expected rate of return on plan assets used in the actuarial computation method from 7.5% in 2019 to 7.1% in 2020.

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

Export sales of petrochemical products (including certain byproducts of the petrochemical process) decreased by Ps. 1.0 billion in 2019, from Ps. 5.7 billion in 2018 to Ps. 4.7 billion in 2019, primarily due to a decrease in export sales by Grupo Fertinal, S.A. de C.V. in 2019.

Services Income

Services income increased by 5.0% in 2019, from Ps. 8.7 billion in 2018 to Ps. 9.1 billion in 2019, primarily as a result of an increase in transportation services provided by Pemex Industrial Transformation in 2019 and Pemex Logistics in 2018 to third parties.

Cost of Sales

Cost of sales decreased by 6.4%, from Ps. 1,199.5 billion in 2018 to Ps. 1,122.9 billion in 2019. This decrease was mainly due to: (1) a decrease of Ps. 146.2 billion in purchases of import products, primarily those related to Magna gasoline, Premium gasoline diesel and natural gas, mainly due to a decrease in the price of imports, (2) a Ps. 21.0 billion decrease in hydrocarbon exploration and extraction duties and taxes due to lower average sales prices in 2019, (3) a Ps. 34.7 billion decrease in fuels subtraction resulting from our actions against the illicit market in fuels and (4) a Ps. 18.7 billion decrease in amortization of other assets. This decrease was partially offset by (1) a Ps. 65.3 billion increase in the cost of unsuccessful wells and exploration expenses, (2) a Ps. 16.8 billion increase in maintenance and (3) a Ps. 63.2 billion increase resulting from a decrease in the cost valuation of the inventory.

Impairment of Wells, Pipelines, Properties, Plant and Equipment

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. (52.7) billion in 2019, from a net reversal of impairment of Ps. 21.4 billion in 2018 to a net impairment of Ps. (31.3) billion in 2019. This net impairment was primarily due to an impairment of Ps. (104.0) billion in the cash generating units of Pemex Exploration and Production mainly, due to a decrease in volumes of production of crude oil, offset by a (1) net reversal of impairment of Ps. 42.2 billion in the cash generating unit of Pemex Industrial Transformation, mainly due to an increase in the process of crude oil in the refineries and (2) net reversal of impairment of Ps. 34.1 billion in the cash generating unit of Pemex Logistics mainly due to a decrease in fuel subtraction.

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

Financing Income

Financing income decreased by Ps. 2.4 billion in 2019, from Ps. 31.6 billion in 2018 to Ps. 29.2 billion in 2019. This decrease was mainly due to: (1) the recognition of the premium from notes exchanged in February 2018 and (2) lower interest income on the promissory notes issued by the Mexican Government in relation to our pension liabilities in 2019.

Financing Costs

Financing costs increased by Ps. 9.0 billion in 2019, from Ps. 123.9 billion in 2018 to Ps. 132.9 billion in 2019, mainly due to an increase in interest expenses, premium paid and amortized cost in 2019 as a result of the effects from the liability management transactions conducted in September 2019 and the recognition of interest on leases in 2019.

Derivative Financial Instruments (Cost), Net

Derivative financial instruments (cost), net, increased by Ps. 4.2 billion, from a derivative financial instruments cost of Ps. 19.1 billion in 2018 to a derivative financial instruments cost of Ps. 23.3 billion in 2019, mainly as a result of the appreciation of the U.S. dollar relative to other foreign currencies we hedge, such as euros, Japanese yen and pounds sterling.

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

Net Income/Loss

In 2019, we had a net loss of Ps. 282.1 billion from Ps. 1,402.0 billion in total sales revenues, as compared to a net loss of Ps. 180.4 billion from Ps. 1,681.1 billion in total sales revenues in 2018. This increase in net loss relative to 2018 was primarily explained by:

•	a Ps. 279.2 billion decrease in total sales, mainly due to a decrease in the average price of gasoline, diesel, fuel oil, liquefied petroleum gas and crude oil;

•	a Ps. 52.7 billion increase in impairment of wells, pipelines, properties, plant and equipment;

•	a Ps. 15.3 billion decrease in other revenues, net;

•	a Ps. 9.0 billion increase in financing cost;

•	a Ps. 2.4 billion decrease in financing income;

•	a Ps. 2.7 billion decrease in profit sharing in joint ventures, associates and other; and

•	a Ps. 4.2 billion increase in cost of derivative financial instruments cost, net.

These effects were partially offset by:

•	a Ps. 76.6 billion decrease in cost of sales, mainly due to a decrease in purchases of import products;

•	a Ps. 6.0 billion decrease in general expenses;

•	a Ps. 63.2 billion increase in exchange gain, net; and

•	a Ps. 117.8 billion decrease in taxes and other duties.

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

Liquidity and Capital Resources

Overview

During 2020, our liquidity position was adversely affected mainly due to (1) the increase in short-term debt caused by the depreciation of the peso against the U.S. dollar; (2) the reduction in the value of the inventories derived from the decrease in oil prices in 2020 compared to oil prices in 2019 and (3) the increase in other accounts receivable, mainly sundry debtors. This negative impact to our liquidity position was partially offset by payments made by customers.

Our principal use of funds in 2020 was the repayment of debt, primarily with cash provided by cash flows from borrowings, which amounted to Ps. 1,288.1 billion. See “—Overview—Business Plan” above for more information and a discussion of actions being taken in response to the imbalance of our resources.

For 2020, our capital expenditures decreased by 37.0% from 2019. As of December 31, 2020, we owed our suppliers Ps. 282.0 billion as compared to Ps. 208.0 billion as of December 31, 2019. As of December 31, 2020, we have paid the total outstanding balance due to suppliers and contractors as of December 31, 2019 and, as of March 31, 2021, we have paid approximately 51.5% of the total outstanding balance due to suppliers and contractors as of December 31, 2020. The average number of days outstanding of our accounts payable increased from 125 days as of December 31, 2019 to 263 days as of December 31, 2020. Despite these obligations, we believe net cash flows from our operating and financing activities, together with available cash from our available credit lines and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in 2021 because, in collaboration with the Mexican Government, we have begun to implement initiatives intended to help us meet our working capital needs, continue to service our debt as it comes due and improve our capital expenditure programs and we are in the process of developing and refining our new long-term business plan, as described above under “—Overview—Business Plan” and as further described below:

The Federal Revenue Law applicable to us as of January 1, 2020, provides for our incurrence of a net additional indebtedness up to Ps. 42,100 million (Ps. 22,000,000 and U.S. $1,000 million), which is considered public debt by the Mexican Government and may be used to partially cover a negative financial balance. In addition, in accordance with the Federal Revenue Law for 2021, crude oil revenues between U.S. $42.12 and U.S. $44.12 per barrel will be used to attempt to improve our financial balance goal for 2021. Revenues above U.S. $44.12 per barrel may be used for operating expenses and capital expenditures.

We have a substantial amount of debt, including a substantial amount of short-term debt. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has deteriorated. Relatively low oil prices and declining production have also had a negative impact on our ability to generate positive cash flows, which, together with our heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses. Despite the relatively low and fluctuating oil prices and our heavy tax burden, our cash flow from operations in 2020, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for 2021. We continue to evaluate our capital expenditures needs and opportunities in light of the ongoing COVID-19 pandemic.

As of December 31, 2020, our total indebtedness, including accrued interest, was Ps. 2,258.7 billion (U.S. $113.2 billion), in nominal terms, which represents a 13.9% increase compared to our total indebtedness, including accrued interest, of Ps. 1,983.2 billion (U.S. $105.2 billion) as of December 31, 2019. 28.3% of our existing debt as of December 31, 2020, or Ps. 640.2 billion (U.S. $32.1 billion), is scheduled to mature in the next three years. Our working capital decreased from a negative working capital of Ps. 209.2 billion (U.S. $11.1 billion) as of December 31, 2019 to a negative working capital of Ps. 442.5 billion (U.S. $22.2 billion) as of December 31, 2020. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and refinancing our existing indebtedness. In addition, we are taking actions to improve our financial position, as discussed above.

Certain rating agencies have expressed concerns regarding: (1) our heavy tax burden; (2) the total amount of our debt and the ratio of our debt to our proven reserves; (3) the significant increase in our indebtedness over the last several years; (4) our negative free cash flow; (5) the natural decline of certain of our oil fields and lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,535 billion (U.S. $76.9 billion) as of December 31, 2020; (7) the persistence of our operating expenses notwithstanding declines in oil prices; (8) our rising per barrel lifting costs; (9) the possibility that our budget for capital expenditures will be insufficient to maintain and exploit reserves, particularly given our high investment needs to maintain production and replenish reserves; (10) the possibility that the Mexican Government will not be able to continue providing the support it has provided in recent years; and (11) the involvement of the Mexican Government in our strategy, financing and management.

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

Ratings actions related to us that occurred in 2020 and 2021 include the following:

•

On March 26, 2020, Standard & Poor’s lowered our credit ratings for foreign currency long term issues and for local currency long term issues from BBB+ and A- to BBB and BBB+, respectively, maintaining a negative credit outlook on a global scale.

•	On April 1, 2020, HR Ratings affirmed our local credit rating at HR AAA with a stable outlook and lowered our global credit ratings to HRBBB+(G) with a negative outlook.

•	On April 3, 2020, Fitch Ratings lowered our credit rating from BB+ to BB in both global local and global foreign currency with a negative outlook.

•	On April 17, 2020, Fitch Ratings lowered our international foreign and local currency long-term ratings from BB to BB-. Fitch Ratings also revised the outlook from negative to stable.

•	On April 17, 2020, Moody’s lowered our credit ratings from Baa3 to Ba2, maintaining a negative credit outlook.

•

On April 21, 2020, Moody’s lowered our credit ratings of our outstanding notes, as well as credit ratings based on our guarantee to A2.mx/Ba2 from Aa3.mx/Baa3. Moody’s also downgraded our short-term local scale rating to MX-2 from MX-1.

•	On December 4, 2020, Standard & Poor’s affirmed our foreign currency rating on BBB in line with affirmation of sovereign rating; the outlook remains negative.

•

On March 31, 2021, Fitch Ratings affirmed our long-term foreign and local currency ratings at BB-. The rating outlook is stable. In addition, Fitch simultaneously affirmed our national long-term ratings at A(mex) and national short-term ratings at F1(mex), and has withdrawn all national scale ratings for commercial reasons.

•	On April 30, 2021, HR Ratings affirmed our global credit ratings to HRBBB+(G) with a negative outlook and affirmed our local credit rating at HR AAA with a stable outlook.

These credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.

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

Equity Structure and Mexican Government Contributions

Our total equity (deficit) as of December 31, 2020 was negative Ps. 2,404.7 billion, and our total capitalization (long-term debt plus equity) totaled (Ps. 537.1) billion. During 2020, our total deficit increased from negative Ps. 1,931.4 billion as of December 31, 2019 to negative Ps. 2,404.7 billion as of December 31, 2020, primarily due to our net loss for the year of Ps. 509.1 billion, a Ps. 19.2 billion increase in actuarial losses on employee benefits and a Ps. 7.9 billion accumulated gain from foreign currency translation effects. Under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico), Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

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

From January 10, 2020 to July 21, 2020, we received Ps. 46.3 billion in capital contributions from the Mexican Government.

On September 11, 2019, we received Ps. 122.1 billion from the Mexican Government to help improve our financial position.

As of December 31, 2020 and 2019, the total amount of contributions in the form of Certificates of Contribution “A” was Ps. 46.3 billion and Ps. 122.1 billion, respectively. As of December 31, 2020 and 2019, the balance of Mexican Government contributions to Petróleos Mexicanos was Ps. 524.9 billion and Ps. 478.7 billion, respectively.

Cash Flows from Operating, Financing and Investing Activities

During 2020, net funds provided by operating activities totaled Ps. 65.3 billion, as compared to Ps. 85.2 billion in 2019, mainly due to a decrease in sales, the net effect of impairment of wells, pipelines, properties, plant and equipment and the foreign exchange loss in 2020. During 2020, our net cash flows used in investing activities totaled Ps. 141.1 billion, as compared to net cash flows used in investing activities of Ps. 111.3 billion in 2019. Our net cash flows from financing activities totaled Ps. 47.2 billion in 2020, as compared to net cash flows used in financing activities of Ps. 5.0 billion in 2019.

At December 31, 2020, our cash and cash equivalents totaled Ps. 40.0 billion, as compared to Ps. 60.6 billion at December 31, 2019.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of December 31, 2019 and 2020.

	As of December 31,
	2019		2020
	(millions of pesos)
Borrowing base under lines of credit	Ps.	177,397	Ps.	74,903
Cash and cash equivalents		60,622		39,990

Liquidity	Ps.	238,019	Ps.	114,893

The following table summarizes our sources and uses of cash for the years ended December 31, 2019 and 2020.

	For the years ended December 31,
	2019		2020
	(millions of pesos)
Net cash flows from operating activities	Ps.	85,221	Ps.	65,294
Net cash flows used in investing activities		(111,299)		(141,140)
Net cash flows from financing activities		4,974		47,225
Effect of change in cash value		(186)		7,989

Net decrease in cash and cash equivalents	Ps.	(21,291)	Ps.	(20,632)

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

Commitments for Capital Expenditures and Sources of Funding

Our capital expenditures for 2020 were Ps. 122,476 million, however, we expect to increase our capital expenditures budget for 2021 up to Ps. 194,495 million. Both figures exclude amounts for non-capitalizable maintenance. For more information regarding the impact of the COVID-19 pandemic on our investment budget, see “Item 4—Information on the Company—History and Development—Capital Expenditures.” For an overview of current capital expenditure commitments, see “Item 4—Information on the Company—History and Development—Capital Expenditures” and the “Capital Expenditures and Budget” sections for each business segment in Item 4. The amount of our aggregate capital expenditures commitments for 2021 remains subject to adjustment by the Mexican Government. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us and it could limit our ability to satisfy our external debt obligations or could reorganize or transfer us or our assets.”

The following table sets forth our total capital expenditures, excluding non-capitalizable maintenance, by segment for the year ended December 31, 2020, and the budget for these expenditures for 2021. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS. For more information, see “Item 4—History and Development—Capital Expenditures.”

	Budget Year ended December 31,
	2020	2021(1)
	(millions of pesos)(2)
Exploration and Production	Ps. 107,149	Ps. 179,275
Industrial Transformation	11,991	11,652
Logistics	2,955	3,193
Fertilizers(3)	175	n.a.
Corporate and other Subsidiaries	205	375

Total	Ps. 122,476	Ps. 194,495

Note: Numbers may not total due to rounding.

n.a. = Not applicable

(1)	An adjustment to the original budget was authorized on January 28, 2021. The original budget was published in the Official Gazette of the Federation on November 30, 2020.
(2)	Figures are stated in nominal pesos.
(3)	Prior to January 1, 2021, Pemex Fertilizers operated as an additional productive state-owned subsidiary. As of January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation.

Source: Petróleos Mexicanos.

Our current commitments for capital expenditures have fluctuated in recent years as compared to previous years. Based on past experience, we expect to generate sufficient funds for our working capital, capital expenditures and investments through:

•	cash flow generated by operations;

•	support from the Federal Government;

•	the renewal of existing lines of credit and the entering into of new lines of credit from international and local commercial banks;

•	the issuance of certificados bursátiles (peso-denominated publicly traded notes) in the Mexican market; and

•	other financing activities that do not constitute public debt.

We are not anticipating the issuance of debt securities in the international capital markets for the year 2021, however, if we deem it necessary, we may issue debt securities in U.S. dollars, Japanese yen, euros, pounds sterling or Swiss francs, among others; these securities may be issued with fixed or floating rates and with maturities of one or more years, including perpetual debt securities, depending on market conditions and funding requirements. We may issue securities in the Mexican domestic market; these securities may vary in tenor, amount and type of interest rate. Commercial bank syndicated loans may be established with single or multiple tranches with varying maturities. Bilateral loans may vary in tenor and range, which may be of one year or more. Finally, we may consider the implementation and development of alternative financing mechanisms that do not constitute public debt. See also “—Financing Activities” below.

Financing Activities

2021 Financing Activities. During the period from January 1 to May 11, 2021, we participated in the following activities:

•	On January 22, 2021, we issued Ps. 2,500,000,000 promissory notes due July 2021 at a rate linked to the 28-day Interbank Equilibrium Interest Rate (“TIIE”) plus 240 basis points.

•	On January 22, 2021, we issued Ps. 4,000,000,000 promissory notes due in July 2021 at a rate linked to the TIIE plus 248 basis points.

•	On January 22, 2021, we entered into a credit line for the amount of U.S. $152,237,234.94 due 2031.

•	On March 23, 2021, we issued Ps. 2,000,000,000 promissory notes due in June 2021, at a rate linked to the TIIE plus 238 basis points.

•	On April 13, 2021, we issued Ps. 1,500,000,000 promissory notes due in July 2021, at a rate linked to the TIIE plus 215 basis points.

•	On April 22, 2021, we issued Ps. 4,000,000,000 promissory notes due in October 2021, at a rate linked to the TIIE plus 248 basis points.

As of May 11, 2021, we had U.S. $5,500 million and Ps. 37,000 million in available revolving credit lines in order to provide liquidity, with U.S. $70 million and Ps. 24,500 million remaining available. For further discussion of our financing activities undertaken in 2020 and 2019, please see Note 16 to our consolidated financial statements included herein.

Indebtedness

During 2020, our total debt increased by 13.9%, from Ps. 1,983.2 billion at December 31, 2019 to Ps. 2,258.7 billion at December 31, 2020, primarily due to the financing activities undertaken during this period, as described in Note 16 to our consolidated financial statements included herein.

As of December 31, 2020 and as of the date of this annual report, we were not in default on any of our financing agreements.

The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2020 based on short- and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S. $	125
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		6,634
Lines of credit with fixed interest rates		10,708

Total short-term debt(1)	U.S. $	17,467

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 0.54% to 9.5% and maturities ranging from 2022 to 2060 and perpetual bonds with no maturity date	U.S. $	85,678
Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2022 to 2031		6,041
Floating rate notes with maturities ranging from 2022 to 2025		1,903

Total variable rate instruments		7,944

Total long-term debt		93,622

Total indebtedness(1)	U.S. $	111,089

Note: Numbers may not total due to rounding.

(1)	Excludes U.S. $2,138.3 million of accrued interest and includes notes payable to contractors.

The table below sets forth our total indebtedness as of December 31 for each of the three years from 2018 to 2020.

Total Indebtedness

	As of December 31,(1)
	2018		2019		2020
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S. $	13,669	U.S. $	13,724	U.S. $	14,490
External debt in various currencies(3)
Bonds
Direct loans		80,134		78,758		82,856
Project financing(4)		5,609		7,209		10,559
Capital lease and financing of infrastructure assets(5)		2,650		2,184		1,722

Notes payable to contractors		1,878		1,493		1,410

Total external debt		153		108		51

Total indebtedness	U.S. $	90,424	U.S. $	89,752	U.S. $	96,598

	U.S. $	104,093	U.S. $	103,476	U.S. $	111,088

Note: Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was UU.S. $1,698.7 million, U.S. $1,758.9 million and U.S.$2,138.3 at December 31, 2018, 2019 and 2020, respectively.
(2)

Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 19.6829 = $1.00 for 2018, Ps. 18.8452 = $1.00 for 2019 and Ps. 19.9487 = $1.00 for 2020. See Note 16 to our consolidated financial statements included herein.

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

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the fiscal years ended December 31, 2018, 2019 and 2020 as well as the percentage change in sales revenues for those years.

	Year Ended December 31,
	2018		2019		2020		2019 vs. 2018	2020 vs. 2019
	(in millions of pesos)(1)						(%)	(%)
Exploration and Production(2)
Trade sales(3)	Ps.	482,485	Ps.	409,533	Ps.	301,527	(15.1)	(26.4)
Intersegment sales		400,614		333,736		242,455	(16.7)	(27.4)

Total net sales		883,099		743,269		543,982	(15.8)	(26.8)
Industrial Transformation(4)(5)
Total trade sales		973,927		799,256		477,920	(17.9)	(40.2)
Total intersegment sales		143,632		127,888		97,303	(11.0)	(23.9)

Total net sales		1,117,559		927,144		575,223	(17.0)	(38.0)
Logistics
Trade sales(3)		4,708		4,664		4,099	(0.9)	(12.1)
Intersegment sales		63,673		88,605		80,575	39.2	(9.1)

Total net sales		68,381		93,269		84,674	36.4	(9.2)
Fertilizers
Trade sales(3)		2,938		1,635		1,516	(44.3)	(7.3)
Intersegment sales		66		561		425	750.0	(24.2)

Total net sales		3,004		2,196		1,941	(26.9)	(11.6)
Trading Companies
Trade sales(3)		204,168		175,577		160,016	(14.0)	(8.9)
Intersegment sales		640,382		484,139		280,924	(24.4)	(42.0)

Total net sales		844,550		659,716		440,940	(21.9)	(33.2)
Corporate and other subsidiary companies
Trade sales(3)		12,893		11,306		8,584	(12.3)	(24.1)
Intersegment sales and eliminations		(1,248,367)		(1,034,929)		(701,682)	(17.1)	(32.2)

Total net sales		(1,235,474)		(1,023,623)		(693,098)	(17.1)	(32.3)

Total net sales	Ps.	1,681,119		Ps.1,401,971	Ps.	953,662	(16.6)	(32.0)

Note: Numbers may not total due to rounding.

(1)	Figures for 2018, 2019 and 2020 are stated in nominal pesos.
(2)

Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Exploration and Production segment. See “Item 4—Information on the Company—History and Development”.

(3)	Trade sales represent sales to external customers. See “Item 5—Operating and Financial Review and Prospects—Selected Financial Data.”
(4)

Prior to July 1, 2019, Pemex Ethylene operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Ethylene was merged into Pemex Industrial Transformation. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment. See “Item 4—Information on the Company—History and Development”.

(5)

Pemex Cogeneration and Services was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all operations were transferred to Pemex Industrial Transformation. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment. See “Item 4—Information on the Company—History and Development”.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the three-year period ended December 31, 2020, as well as the percentage change in income for the years 2018 to 2020.

	Year Ended December 31,						2019 vs. 2018	2020 vs. 2019
	2018		2019		2020
	(in millions of pesos)(1)						(%)	(%)
Business Segment
Exploration and Production (2)	Ps.	(7,929)	Ps.	(240,844)	Ps.	(216,922)	2,937.5	(9.9)
Industrial Transformation (3)(4)		(62,033)		(72,428)		(232,426)	16.8	220.9
Logistics		(62,576)		87,815		23,731	240.3	(72.9)
Fertilizers		(5,330)		(7,344)		(5,661)	37.8	(22.9)
Trading Companies		4,778		5,186		(682)	8.5	(113.2)
Corporate and other subsidiary companies(5)		(47,330)		(54,496)		(77,092)	15.1	41.5

Total net income (loss)	Ps.	(180,420)	Ps.	(282,112)	Ps.	(509,052)	56.4	80.4

Note: Numbers may not total due to rounding.

n.a. not available.

(1)	Figures are stated in nominal pesos. See “Item 5—Operating and Financial Review and Prospects—Selected Financial Data.”
(2)

Prior to July 1, 2019, Pemex Drilling and Services operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Drilling and Services was merged into Pemex Exploration and Production. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Exploration and Production segment. See “Item 4—Information on the Company—History and Development”.

(3)

Prior to July 1, 2019, Pemex Ethylene operated as an additional productive state-owned subsidiary. As of July 1, 2019, Pemex Ethylene was merged into Pemex Industrial Transformation. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment. See “Item 4—Information on the Company—History and Development”.

(4)

Pemex Cogeneration and Services was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all operations were transferred to Pemex Industrial Transformation. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment. See “Item 4—Information on the Company—History and Development”.

(5)	Includes intersegment eliminations.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

2020 compared to 2019

We present below the results of our operations by business segment. For more information on our operating segments, see “Item 4— Information on the Company—History and Development—Corporate Structure” and Note 1 to our consolidated financial statements included herein. For a detailed description of the financial results of each segment, see Note 6 to our consolidated financial statements included herein.

Exploration and Production

In 2020, total sales decreased by 26.8%, primarily due to the decrease in crude oil export prices. The weighted average price of crude oil sold by our exploration and production segment for export was U.S. $35.47 in 2019, as compared to U.S. $55.60 in 2020. Net loss related to exploration and production activities decreased by Ps. 23,922 million, from a Ps. 240,844 million loss in 2019 to a Ps. 216,922 million loss in 2020 primarily due to the net reversal of impairment of our fixed assets in this segment and lower cost of operation partially offset by the foreign exchange loss of the year.

Industrial Transformation

In 2020, trade sales related to industrial transformation activities decreased by 40.2%, from Ps. 799,256 million in 2019 to Ps. 477,920 million in 2020, primarily due to a decrease in the average sales prices of petroleum products. Intersegment sales decreased by 23.9%, from Ps. 127,888 million in 2019 to Ps. 97,303 million in 2020, primarily due to a decrease in sales of natural gas. In 2020, our net loss related to industrial transformation activities was Ps. 232,426 million, an increase in net loss of Ps. 159,998 million as compared to the Ps. 72,428 million net loss recognized in 2019. The increase in loss was due to a net impairment of our fixed assets in this segment.

Logistics

In 2020, total sales related to the logistics segment decreased by 9.2%, from Ps. 93,269 million in 2019 to Ps. 84,674 million in 2020, primarily due to a decrease in the services provided to Pemex Industrial Transformation. In 2020, our net income related to logistics activities was Ps. 23,731 million, a decrease of Ps. 64,084 million in comparison to our net income of Ps. 87,815 million in 2019. This reduction in net income was primarily the result of lower reversal of impairment of our fixed assets in this segment as compared to 2019 and an increase in administrative expenses.

Fertilizers

In 2020, total sales related to the fertilizers segment decreased by 11.6%, from Ps. 2,196 million in 2019 to Ps. 1,941 million in 2020. This decrease was primarily due to lower trade sales of ammonia. In 2020, our net loss related to our fertilizer activities decreased by 22.9%, from a net loss of Ps. 7,344 million in 2019 to a net loss of Ps. 5,661 million in 2020, primarily due to lower costs of operation and the decrease in profit sharing loss in joint ventures and associates.

Trading Companies

In 2020, total sales relating to the Trading Companies’ exports of crude oil and petroleum products to third parties (including services income) decreased by 8.9%, from Ps. 175,577 million in 2019 to Ps. 160,016 million in 2020, primarily as a result of a decrease in average crude oil export prices from U.S. $55.60 in 2019, to U.S. $35.47 in 2020. In 2020, net income related to the Trading Companies decreased Ps. 5,868, from a net income of Ps. 5,186 million in 2019 to a net loss of Ps. 682 million in 2020, primarily as a result of a net impairment of our fixed assets in this segment and the decrease in profit sharing in joint ventures and associates.

Corporate and Other Subsidiary Companies

In 2020, the total sales relating to corporate and other subsidiary companies after inter-company eliminations decreased from Ps. 1,023,622 million in 2019 to Ps. 693,098 million in 2020, primarily due to a decrease in total intercompany sales. Net loss related to corporate and other subsidiary companies after inter-company eliminations increased 41.5%, from a net loss of net loss of Ps. 54,497 million in 2019 to a net loss of Ps. 77,092 million in 2020, primarily due to unfavorable results from subsidiary companies.

2019 compared to 2018

We present below the results of our operations by business segment. For more information on our operating segments, see “Item 4— Information on the Company—History and Development—Corporate Structure” and Note 1 to our consolidated financial statements included herein. For a detailed description of the financial results of each segment, see Note 6 to our consolidated financial statements included herein.

Exploration and Production

In 2019, total sales decreased by 15.8%, primarily due to the decrease in crude oil export prices. The weighted average price of crude oil sold by our exploration and production segment for export was U.S. $55.60 in 2019, as compared to U.S. $62.29 in 2018. Net loss related to exploration and production activities increased by Ps. 232,915 million, from a Ps. 7,929 million loss in 2018 to a Ps. 240,844 million loss in 2019, primarily due to net impairment of our fixed assets in this segment. For comparison purposes, this discussion of Pemex Exploration and Production presents information of Pemex Drilling and Services, which was merged into Pemex Exploration and Production on July 1, 2019.

Industrial Transformation

In 2019, trade sales related to industrial transformation activities decreased by 17.9%, from Ps. 973,927 million in 2018 to Ps. 799,256 million in 2019, primarily due to a decrease in the average sales prices of petroleum products. Intersegment sales decreased by 11.0%, from Ps. 143,632 million in 2018 to Ps. 127,888 million in 2019, primarily due to a decrease in sales of natural gas. In 2019, our net loss related to industrial transformation activities was Ps. 72,428 million, a 16.8% greater loss than the loss of Ps. 62,033 million in 2018. The increase in loss was primarily due to lower sales. For comparison purposes, this discussion of Pemex Industrial Transformation presents information of Pemex Ethylene, which was merged into Pemex Industrial Transformation on July 1, 2019.

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

Corporate and Other Subsidiary Companies

In 2019, the total sales relating to corporate and other subsidiary companies after inter-company eliminations decreased from Ps. 1,235,474 million in 2018 to Ps. 1,023,622 million in 2019, primarily due to a decrease in total intercompany sales. Net loss related to corporate and other subsidiary companies after inter-company eliminations increased 15.1%, from a net loss of Ps. 47,330 million in 2018 to a net loss of Ps. 54,497 million in 2019, primarily due to unfavorable results from subsidiary companies.

Research and Development

Our research and development activities are focused on developing the Mexican energy sector through advancing products and solutions that are intended to be high quality, high performance and technologically efficient.

The Mexican Petroleum Institute (“IMP”) is a public research organization under SENER that is administered by the Mexican Government and has its own legal entity and resources, as well as technical, operative and administrative autonomy with respect to its decisions. The objective of the IMP is to develop the Mexican petroleum, petrochemical and chemical industries and assist us in the development of the Mexican energy sector. We work closely with the IMP on many of our research and development initiatives.

We continue to support different research projects. One of these projects is the implementation of networks of oceanographic observations (physical, geochemical, ecological) for the generation of scenarios in the event of possible contingencies related to the exploration and production of hydrocarbons in deep waters of the Gulf of Mexico with Centro de Investigación Científica y de Educación Superior de Ensenada (Ensenada Center for Scientific Research and Higher Education).

We also coordinate with other entities outside of Mexico. For example, we have begun discussions with Sinopec and Ecopetrol regarding a potential collaboration.

Item 6.	Directors, Senior Management and Employees

Under the Petróleos Mexicanos Law, we are governed by a ten-member Board of Directors composed as follows:

•	the Secretary of Energy, who serves as the Chairperson and has the right to cast a tie-breaking vote;

•	the Secretary of Finance and Public Credit;

•	three Mexican Government representatives, who are appointed by the President of Mexico; and

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

The five independent members are appointed to staggered five-year terms, and may be appointed for an additional term of the same length. The remaining members of our Board of Directors are not appointed for a specific term.

Under the Petróleos Mexicanos Law, each of the boards of directors of our subsidiary entities will consist of not less than five and no more than seven members. The majority of the members of each of the board of directors shall be appointed by and represent the Board of Directors of Petróleos Mexicanos. The Ministry of Energy and the Ministry of Finance and Public Credit may also appoint members to each board of directors of the subsidiary entities, subject to approval by the Board of Directors of Petróleos Mexicanos.

The structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and each of the subsidiary entities are established in the Estatuto Orgánico (Organic Statute) approved by the Board of Directors of each entity.

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of May 12, 2021.

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Ms. Norma Rocío Nahle García	Chairperson of the Board of Directors of Petróleos Mexicanos and Secretary of Energy Born: 1964 Business experience: Senator of the LXIV Legislature; Federal Deputy of the LXIII Legislature; Advisor to the Energy Commission of the Chamber of Deputies of the LIX; and LXI Legislatures and of the Senate of the LXII Legislature. Other board memberships: CFE (Chairperson); Centro Nacional de Control de Energía (Chairperson); CENAGAS (Chairperson); Instituto Nacional de Investigaciones Nucleares (Chairperson); IMP (Chairperson); and Fondo Mexicano del Petróleo. Family relations: None.	2018

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

Other board memberships: CFE (Alternate); Centro Nacional de Control de Energía (Alternate); CENAGAS (Alternate); Instituto Nacional de Electricidad y Energías Limpias (Chairperson); and Instituto Nacional de Investigaciones Nucleares (Alternate); and IMP (Alternate).

Family relations: None.

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

Other board memberships: Centro de Investigación y Seguridad Nacional; Casa de Moneda de México (Chairperson); Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (CONDUSEF) (Chairperson); Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (Chairperson); Instituto para la Protección al Ahorro Bancario (Chairperson); Lotería Nacional para la Asistencia Pública (Chairperson); Pronósticos para la Asistencia Pública (Chairperson); Servicio de Administración y Enajenación de Bienes (SAE) (Chairperson); Agroasemex, S.A. (Chairperson); Banco del Bienestar, S.N.C. (Chairperson); Banco Nacional de Comercio Exterior, S.N.C. (BANCOMEXT) (Chairperson); Banco Nacional de Obras y Servicios Públicos, S.N.C. (BANOBRAS) (Chairperson); Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C. (BANJERCITO) (Chairperson); Nacional Financiera, S.N.C. (NAFIN) (Chairperson); Seguros de Crédito a la Vivienda SHF, S.A. de C.V. (SCV) (Chairperson); Sociedad Hipotecaria Federal, S.N.C. (SHF) (Chairperson); Fondo de Operación y Financiamiento Bancario a la Vivienda; CNBV; Comisión Nacional de Seguros y Fianzas (CNSF); Comisión Nacional del

		2019

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

Sistema de Ahorro para el Retiro (CONSAR) (Chairperson); Servicio de Administración Tributaria (Tax Administration Service, or the SAT) (Chairperson); Instituto Nacional de las Personas Adultas Mayores; Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad; Coordinación Nacional de PROSPERA, Programa de Inclusión Social; Comisión Nacional Forestal; Instituto Mexicano de Tecnología del Agua; Instituto Nacional de Ecología y Cambio Climático (INECC); CONAGUA; ASEA; Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos (CAPUFE); Servicio Postal Mexicano (SEPOMEX); Telecomunicaciones de México (TELECOMM); Consejo Nacional de Fomento Educativo; Fondo de Cultura Económica; Instituto Mexicano de la Radio; Instituto Nacional para la Educación de los Adultos; Fideicomiso de los Sistemas Normalizado de Competencia Laboral y de Certificación de Competencia Laboral; Instituto del Fondo Nacional para el Consumo de los Trabajadores (INFONACOT); Instituto Nacional de Ciencias Penales; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE); Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT); Instituto Mexicano del Seguro Social (IMSS); Instituto Nacional de las Mujeres (INMUJERES); CFE; Comisión de Política Gubernamental en materia de Derechos Humanos; Comisión Intersecretarial de Cambio Climático; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Intersecretarial para el Conocimiento y Uso de la Biodiversidad; Comisión Intersecretarial para el Otorgamiento de Concesiones y Permisos previstos en la Ley de Aeropuertos; Comisión Intersecretarial para la Instrumentación del Programa de Integración del Registro Nacional de Población; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Consejo Nacional de Educación para la Vida y el Trabajo; Consejo Nacional para las Comunidades Mexicanas en el Exterior; Comisión Coordinadora para la Negociación de Precios de Medicamentos y Otros Insumos para la Salud; Comisión Intersecretarial de Compras y Obras de la Administración Pública Federal a la Micro, Pequeña y Mediana Empresa; Comisión Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Comisión Intersecretarial de Desarrollo Social; Comisión Intersecretarial para el Desarrollo de los Bioenergéticos; Comisión Intersecretarial para la Atención de Sequías e Inundaciones; Comisión Intersecretarial para la Instrumentación de la Cruzada contra el Hambre; Comisión Intersecretarial para la Prevención Social de la Violencia y la Delincuencia; Comisión de Cambios (Chairperson); Comisión Nacional de Inversiones Extranjeras; Comisión Nacional de Inversiones Extranjeras; Comisión Ambiental Metropolitana; Consejo de Estabilidad del Sistema Financiero; Consejo de Seguridad Nacional; Technical Committee of the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional para la Prevención y Control de las Enfermedades Crónicas No Transmisibles; Comité Técnico Especializado en Información sobre Discapacidad del Sistema Nacional de Información Estadística y Geográfica; Comité Nacional de Productividad; Comité Nacional de Seguridad Aeroportuaria; and Consejo Nacional de Protección Civil.

Family relations: Arturo Herrera Gutiérrez is the brother of Tonatiuh Herrera Gutiérrez, who is also a member of Pemex’s Board of Directors.

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

2019

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

Family relations: None.

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

Ms. María Luisa Albores González	Board Member of Petróleos Mexicanos and Secretary of Environment and Natural Resources Born: 1974 Business experience: Secretary of Welfare; and Advisor of Regional Agricultural and Livestock Cooperative Company Tosepan Titataniske. Family relations: None.	2020

Mr. Tonatiuh Herrera Gutiérrez	Alternate Board Member of Petróleos Mexicanos and Undersecretary of Promotion and Environmental Regulation of the Ministry of Environment and Natural Resources Born: 1968	2020

Business experience: Director of Technical Planning and Coordination at Fideicomiso de Fomento Minero; General Coordinator at Fundación Arturo Herrera Cabañas; and General Coordinator at Centro Histórico Pachuca.

Other board memberships: Grupo Aeroportuario de la Ciudad de México (Alternate); Comité de Evaluación para Dictaminación de las Zonas de Desarrollo Turístico Sustentable; ISSSTE (Alternate); IMP; and Comité Consultivo Nacional de Normalización de Seguridad Industrial y Operativa y Protección al Medio Ambiente del Sector Hidrocarburos.

Family relations: Tonatiuh Herrera Gutiérrez is the brother of Arturo Herrera Gutiérrez, who is also a member of Pemex’s Board of Directors.

Mr. Manuel Bartlett Díaz

Board Member of Petróleos Mexicanos and Director General of CFE

Born: 1936

Business experience: Senator of the LXIII and LXII Legislatures; and Governor of the State of Puebla.

Other board memberships: CFE Generación I (Chairperson); CFE Generación II (Chairperson); CFE Generación III (Chairperson); CFE Generación IV (Chairperson); CFE Generación V (Chairperson); CFE Generación VI (Chairperson); CFE Transmisión (Chairperson); CFE Distribución (Chairperson); CFE Suministrador de Servicios Básicos (Chairperson); CFE Telecomunicaciones e Internet Para Todos (Chairperson); CFE Calificados, S.A. de C.V. (Chairperson); CFEnergía, S.A. de C.V. (Chairperson); and CFE International, LLC. (Chairperson).

Family relations: None.

		2018

Mr. Juan José Paullada Figueroa	Independent Board Member of Petróleos Mexicanos Born: 1951 Business experience: Partner Director of Paullada, Guevara y Asociados, S.C.; Fiscal Attorney Officer of the Federation; and Director General of the Fideicomiso Liquidador de Instituciones y Organizaciones Auxiliares de Crédito. Other board memberships: Grupo Machado (Independent Board Member). Family relations: None.	2019
Mr. José Eduardo Beltrán Hernández	Independent Board Member of Petróleos Mexicanos Born: 1942 Business experience: President of the Political and Social Sciences of the Academia Mexicana de Ciencias, Tecnologías y Humanidades; Federal Deputy; President of the Energy Commission of the LIII Legislature of the Chamber of Deputies; and General Secretary of Government of the State of Tabasco. Family relations: None.	2019

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Ms. Laura Itzel Castillo Juárez	Independent Board Member of Petróleos Mexicanos Born: 1957 Business experience: Director General of Sistema de Movilidad 1 of the Government of Mexico City; Federal Deputy of the LXI Legislature; and Secretary of Urban Development and Housing. Other board memberships: Director of Fundación Heberto Castillo Martínez, A.C. Family relations: None.	2020
Mr. Rafael Espino de la Peña

Independent Board Member of Petróleos Mexicanos

Born: 1963

Business experience: Partner Founder of Fernández, Espino y Asociados México S.C.; Director General and Board Member of Hospital Amerimed Cancún, S.A. de C.V.; and Director General of Hospital Amerimed Playa del Carmen, S.A. de C.V.

Other board memberships: Distribuidora Medisur, S.A. de C.V.; Medisur, S.A. de C.V.; lnmobiliaria Medisur, S.A. de C.V.; Operadora Medisur S.A. de C.V.; Promotora Variante S.A. de C.V.; Inmobiliaria Corbeta S.A. de C.V.; Autotransportes del Real S.A. de C.V. (Secretary); RAG Capital Partners S.A.P.I. de C.V.; RAG Capital Sports, S.A.P.I. de C.V.; Concentradora de Recursos Amerimed, S.A. de C.V.; Club de Futbol Atlante, S.A. de C.V.; Hospital Amerimed Cozumel Islamed, S.A. de C.V.; Hospital Amerimed Playa del Carmen, S.A. de C.V.; Hospital Amerimed Cancún, S.A. de C.V.; Espino y Borunda Abogados, S.C. (Sole Manager); and Fernández, Espino y Asociados México, S.C.

Family relations: None.

		2019

Mr. Humberto Domingo Mayans Canabal	Independent Board Member of Petróleos Mexicanos Born: 1949 Business experience: Senator of the LXII and LXIII Legislatures; Coordinator for Migration Affairs in the Southern Border of the Ministry of the Interior; and General Secretary of Government of the State of Tabasco. Family relations: None.	2019

Mr. Octavio Romero Oropeza	Chief Executive Officer/Director General Born: 1959 Business experience: President of the MORENA Political State Council of Tabasco; Head Official of the Government of the Federal District; and Federal Deputy of the LVI Legislature. Other board memberships: CFE. Family relations: None.	2018
Mr. Alberto Velázquez García	Chief Financial Officer / Corporate Director of Finance Born: 1970 Business experience: Director of Projects and Public Finance of Grupo Financiero Banorte, S.A.B. de C.V; Independent Consultant for Financing Structuring and Investment Projects; and Director of Public Policy Analysis of Consultora EF&I, Grupo Financiero Interacciones. Family relations: None.	2018

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Marcos Manuel Herrería Alamina	Corporate Director of Management and Services Born: 1967 Business experience: Director General of Management of the Ministry of Finance of Mexico City; Private Secretary of the Head Official of the Government of the Federal District; and Administrative Coordinator of the Procuraduría General de Justicia of the Federal District. Family relations: None.	2019

Mr. Víctor Manuel Navarro Cervantes	Corporate Director of Planning, Coordination and Performance Born: 1963 Business experience: Managing Director of Urvian Servicios de Consultoría para la Administración Pública; General Coordinator of Administrative Modernization of the Administrative Office of the Government of the Federal District; and Director General of Management and Finance of the Sistema de Transporte Colectivo of the Federal District. Family relations: None.	2018

Ms. Luz María Zarza Delgado	Legal Director Born: 1968 Business experience: Deputy Director of Legal Consulting of Petróleos Mexicanos; General Counsel of the Universidad Autónoma del Estado de México; Legal Counsel of the State of Mexico; and Magistrate of the Electoral Court of the State of Mexico. Family relations: None.	2019

Mr. Francisco Javier Vega Rodríguez	Internal Auditor Born: 1955 Business experience: Advisor “A” of Internal Auditing of Petróleos Mexicanos; and Analysis Director of Superior Audit of the ASF. Family relations: None.	2019

One position on our Board of Directors is currently vacant.

Pemex Exploration and Production—Directors and Executive Officers
Name	Position with Pemex Exploration and Production	Year Appointed
Mr. Octavio Romero Oropeza	Chairperson of the Board of Pemex Exploration and Production (refer to Petróleos Mexicanos)	2018

Mr. Jorge Luis Basaldúa Ramos	Board Member of Pemex Exploration and Production and Director General of Pemex Industrial Transformation Born: 1964 Business experience: Undersecretary of Human Capital and Management in the Government of Mexico City; General Manager in the Social Security Fund of the Preventive Police of Mexico City; and General Director of the Social Security Fund of the Auxiliary Police of Mexico City. Other board memberships: Administración Portuaria Integral Dos Bocas; and IMP (Alternate). Family relations: None.	2020

Pemex Exploration and Production—Directors and Executive Officers
Name	Position with Pemex Exploration and Production	Year Appointed
Mr. Javier Núñez López	Board Member of Pemex Exploration and Production and Deputy Director of Supply of Petróleos Mexicanos Born: 1965 Business experience: Acting Operative Director of Procurement and Supply of Petróleos Mexicanos; Director of Management of Xalapa, Veracruz; Chief of Staff of the LXII Legislature of the State of Tabasco Congress; and Director of Management of the Secretaría de Salud of the State of Tabasco. Family relations: None.	2019

Mr. Alberto Velázquez García	Board Member of Pemex Exploration and Production (refer to Petróleos Mexicanos)	2018

Mr. Jorge Alberto Arévalo Villagrán

Board Member of Pemex Exploration and Production and Director General of Exploration and Extraction of Hydrocarbons of the Ministry of Energy

Born: 1961

Business experience: Professor in Engineering of Universidad Nacional Autónoma de México; Technical Director of Special Projects of Soluciones en Software Especializado Némesis, S.A. de C.V.; and Associate Managing Director of Strategies and Plans of Pemex Exploration and Production.

Other board memberships: Fondos Sectoriales CONACYT-Secretaría de Energía-Hidrocarburos; and Instituto Nacional de Investigaciones Nucleares (Alternate).

Family relations: None.

		2018

Mr. Gabriel Yorio González	Board Member of Pemex Exploration and Production and Undersecretary of Income of the Ministry of Finance and Public Credit (refer to Petróleos Mexicanos)	2019
Mr. Ángel Cid Munguía	Board Member of Pemex Exploration and Production and Director General of Pemex Exploration and Production Born: 1961 Business experience: Executive Coordinator of the Director General’s Office of Pemex Exploration and Production; Manager of Specialized Technical Resources of Pemex Exploration and Production; and Administrator of Activo Integral de Producción Bloque S03 of Pemex Exploration and Production. Family relations: None.	2021

Pemex Industrial Transformation—Directors and Executive Officers
Name	Position with Pemex Industrial Transformation	Year Appointed
Mr. Octavio Romero Oropeza	Chairperson of the Board of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2018
Mr. Marcos Manuel Herrería Alamina	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2019

Mr. Víctor David Palacios Gutiérrez	Board Member of Pemex Industrial Transformation and Director General of Natural Gas and Petrochemicals of the Ministry of Energy Born: 1954 Business experience: Acting Associate Managing Director of Gas Processing Complex La Cangrejera of Pemex Gas and Basic Petrochemicals; Deputy Manager of Production of Pemex Gas and Basic Petrochemicals; and Project Leader for Maximizing the Impact of Technology in Gas Processing Complex La Cangrejera of Pemex Petrochemicals. Other board memberships: CENAGAS (Alternate); and Centro Nacional de Metrología. Family relations: None.	2019

Mr. Alberto Velázquez García	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2018

Mr. Ángel Cid Munguía.	Board Member of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2021

Mr. Gabriel Yorio González	Board Member of Pemex Industrial Transformation and Undersecretary of Income of the Ministry of Finance and Public Credit (refer to Petróleos Mexicanos)	2019

Mr. Jorge Luis Basaldúa Ramos	Board Member of Pemex Industrial Transformation and Acting Director General of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2020

Pemex Logistics—Directors and Executive Officers
Name	Position with Pemex Logistics	Year Appointed
Mr. Octavio Romero Oropeza	Chairperson of the Board of Pemex Logistics (refer to Petróleos Mexicanos)	2018

Mr. Marcos Manuel Herrería Alamina	Board Member of Pemex Logistics (refer to Petróleos Mexicanos)	2019

Ms. Brenda Fierro Cervantes	Board Member of Pemex Logistics and Deputy Director of Information Technology of Petróleos Mexicanos Born: 1974 Business experience: Acting Chief Information Officer/Acting Corporate Director of Information Technology and Deputy Director of Technologic Alliance of Petróleos Mexicanos; Project Leader of Lingo Systems, S.A. de C.V.; Director of New Technologies of the Government of the Federal District; and Deputy Director of Programming and Design of the Government of the Federal District. Family relations: None.	2019

Mr. Guillermo Alejandro Perabeles Garza	Board Member of Pemex Logistics and Deputy Director of Strategic Planning and Regulatory Analysis of Petróleos Mexicanos Born: 1948 Business experience: Deputy Manager of Strategy Optimization at Petróleos Mexicanos; Executive Director of Regulations Proposal of the Government of the Federal District; and Director of Administrative Regulation of the Government of the Federal District. Family relations: None.	2019

Pemex Logistics—Directors and Executive Officers
Name	Position with Pemex Logistics	Year Appointed
Mr. Carlos Fernando Cortez González	Board Member of Pemex Logistics and Deputy Director of Budget and Accounting of Petróleos Mexicanos Born: 1971 Business experience: Acting Manager Director of Budget of Petróleos Mexicanos; Associate Managing Director of Programming and Financial Analysis of Petróleos Mexicanos; and Deputy Manager of Income and Operational Outcomes of Petróleos Mexicanos. Family relations: None.	2019

Ms. Francisca Lucía González Gaytán	Board Member of Pemex Logistics and Coordinator of Procurement and Supply for Pemex Industrial Transformation Born: 1972 Business experience: Associate Managing Director of Management and Control of Consumer Goods Warehouses of Petróleos Mexicanos; Strategy Coordinator of Procurement and Supply of Petróleos Mexicanos; and Acting Director of Management of the Council of Xalapa, Veracruz. Family relations: None.	2020
Mr. Antonio López Velarde Loera	Board Member of Pemex Logistics and Deputy Director of Risk Management and Reinsurance of Petróleos Mexicanos Born: 1976 Business experience: Associate Managing Director of Financial Risk Management of Petróleos Mexicanos; Deputy Manager of Capital Markets and Derivatives of Petróleos Mexicanos; and Deputy Manager of Derivative Transactions of Petróleos Mexicanos. Family relations: None.	2018

Mr. Javier Emiliano González del Villar	Director General of Pemex Logistics Born: 1972 Business experience: Associate Managing Director of Pipelines Transportation, Maintenance and Services of Petróleos Mexicanos; General Inspector of the Federal Police; and Advisor of the National Commissioner of the Comisión Nacional contra las Adicciones. Family relations: None.	2018

Compensation of Directors and Officers

For the year ended December 31, 2020, the aggregate compensation of executive officers of Petróleos Mexicanos and the existing subsidiary entities (14 people) paid or accrued in that year for services in all capacities was Ps. 30.9 million. Except in the case of the independent members, with respect to the previous Board of Directors of Petróleos Mexicanos and the boards of directors of the existing subsidiary entities, and the independent members, with respect to the new Board of Directors of Petróleos Mexicanos, the members of our boards of directors do not receive compensation for their services. The compensation paid or accrued during 2020 to the professional members of the previous Board of Directors of Petróleos Mexicanos and boards of directors of the existing subsidiary entities was Ps. 6.0 million. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for information about the salary advances that we offer to our executive officers as an employee benefit.

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

The Board of Directors of Petróleos Mexicanos appoints members to and convened the five committees established in accordance with the Petróleos Mexicanos Law to support its work. Unless otherwise specified in the Petróleos Mexicanos Law, the memberships of these committees must consist of at least three, but no more than five, members of the Board of Directors of Petróleos Mexicanos. Each of these committees must include two independent members of the Board of Directors of Petróleos Mexicanos, with the exception of the Audit Committee, which must include three independent members. Each of the Secretary of Energy, the Secretary of Finance and Public Credit and any ministry-level secretary serving as a member of the Board of Directors of Petróleos Mexicanos may designate one or more alternates to take his or her place at committee meetings, provided that these alternates are public officials whose positions are not more than two levels below such secretary’s position in the Mexican Government.

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

The Audit Committee consists of the following members:

•	Mr. Rafael Espino de la Peña, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Audit Committee;

•	Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos.

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

The Human Resources and Compensation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Humberto Domingo Mayans Canabal, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Human Resources and Compensation Committee;

•	Mr. Rafael Espino de la Peña, independent member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Arturo Herrera Gutiérrez, member of the Board of Directors of Petróleos Mexicanos; and

•	Ms. María Luisa Albores González, member of the Board of Directors of Petróleos Mexicanos.

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

The Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Strategy and Investment Committee;

•	Mr. Rafael Espino de la Peña, independent member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Norma Rocío Nahle García, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Arturo Herrera Gutiérrez, member of the Board of Directors of Petróleos Mexicanos.

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

The Acquisitions, Leasing, Public Works and Services Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Acquisitions, Leasing, Public Works and Services Committee;

•	Mr. Humberto Domingo Mayans Canabal, independent member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Norma Rocío Nahle García, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Arturo Herrera Gutiérrez, member of the Board of Directors of Petróleos Mexicanos; and

•	Ms. María Luisa Albores González, member of the Board of Directors of Petróleos Mexicanos.

External Businesses Committee

The External Businesses Committee was created by the Board of Directors of Petróleos Mexicanos on June 23, 2020 and, among other duties, assists the Board of Directors of Petróleos Mexicanos in issuing policies, guidelines, procedures and other provisions related to the operation, surveillance, performance evaluation and monitoring of the operating and business results of our affiliates.

The External Businesses Committee of Petróleos Mexicanos consists of the following members:

•	Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the External Businesses Committee;

•	Mr. Rafael Espino de la Peña, independent member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Norma Rocío Nahle García, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Arturo Herrera Gutiérrez, member of the Board of Directors of Petróleos Mexicanos.

Employees

Excluding employees employed by us on a temporary basis, at December 31, 2020, Petróleos Mexicanos, its subsidiary entities and subsidiary companies had 123,899 employees, as compared to 125,735 at December 31, 2019. During 2020, Petróleos Mexicanos and the productive state-owned subsidiaries employed an average of 5,921 temporary employees.

The following table sets forth our employee numbers for the five years ended December 31, 2020:

Year	Petróleos Mexicanos and Subsidiary Entities	Subsidiary Companies	Total
2016	126,940	3,393	130,333
2017	124,660	3,281	127,941
2018	124,818	3,203	128,021
2019	122,646	3,089	125,735
2020	120,936	2,963	123,899

Source: Petróleos	Mexicanos and the subsidiary companies.

As of December 31, 2020, the Petroleum Workers’ Union represented approximately 81.6% of the work force of Petróleos Mexicanos and the productive state-owned subsidiaries. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. Our relationship with our employees is regulated by the Ley Federal de Trabajo (which we refer to as the Federal Labor Law), a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union and the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Empresas Subsidiarias (Employment Regulation for White Collar Employees of PEMEX and Subsidiary Entities). The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union was officially established in 1938, we have not experienced labor strikes; we have experienced work stoppages for short periods of time, but none of these stoppages had a material adverse effect on our operations.

On July 20, 2020, Petróleos Mexicanos and the Petroleum Workers’ Union amended their collective bargaining agreement. The amendment became effective on August 1, 2020. The amended agreement provides for a 3.37% increase in wages and a 1.80% increase in benefits, and will regulate their labor relations until July 31, 2021.

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

On November 19, 2020, we, along with the Ministry of Finance and Public Credit, agreed to exchange 16 promissory notes in favor of Petróleos Mexicanos (notes 5 to 20) in a total amount of Ps. 128.7 billion. for 18 series of Mexican Government local bonds (the “Government Bonds”). The resources from the Government Bonds will be exclusively transferred to the Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) for the obligation payment related to its pension and retirement plan obligation. For further information about Government Bonds, see Note 15-A and 15-B to our consolidated financial statements included herein.

In accordance with the Federal Labor Law and collective bargaining agreement in effect as of December 31, 2020. Petróleos Mexicanos and the productive state-owned subsidiaries are under an obligation to pay seniority premiums to retiring employees and pensions to retired employees, as well as death benefits and pensions to certain survivors of retired employees. Retirees are entitled to receive increases in their pensions, of at least the increase in NCPI, whenever salary increases are granted to current employees. We also provide health and medical benefits to employees, retired employees and their beneficiaries and, subject to our overall budgetary constraints, we provide an interest-rate subsidy on employees’ mortgage loans.

On November 5, 1997, the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the plan assets for our retirement benefits totaled Ps. 62,929 million in 2020 and Ps. 54,396 million in 2019. As of December 31, 2020 and 2019, the balance of the Pemex Labor Fund was Ps. 9.4 million and Ps. 138.7 million, respectively.

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

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities, respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2020 was Ps. 0.9 million. As of April 30, 2021, the aggregate amount of salary advances outstanding to our executive officers was Ps. 0.7 million. For further information about compensation of Directors and Officers, see Note 25 to our consolidated financial statements included herein.

Additionally, Mr. Manuel Bartlett Díaz, one of the members of the Board of Directors of Petróleos Mexicanos, is also the Chief Executive Officer of CFE and due to the several purchase agreements that CFE has entered with our subsidiary, Pemex Industrial Transformation, we consider this a related party transaction. For further information about this related party transaction, see Note 25 to our consolidated financial statements included herein.

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

Governmental Investigations and Other Monitoring Activities

The Auditoría Superior de la Federación (Superior Audit Office of the Federation, or the “ASF”), pursuant to the Petróleos Mexicanos Law, has the authority to annually review Petróleos Mexicanos and its subsidiary entities. The ASF reports directly to the Mexican Congress. The ASF prepares reports of its observations based on its review. These reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials, as public servants, to legal sanctions. However, in most instances, any observed issues are clarified and disposed of.

The Liabilities Unit at Petróleos Mexicanos, which is part of the Secretaría de la Función Pública (Ministry of Public Function, or the “SFP”), is responsible for receiving complaints and investigating violations of the General Law of Administrative Liabilities, as well as imposing administrative penalties in accordance with the law. The General Law of Administrative Liabilities applies to all Mexican public officials, including public officers of Petróleos Mexicanos and its subsidiary entities and makes reference to the offenses and applicable sanctions that will be applied to individuals who are linked to serious administrative offenses, as determined under the law.

We have adopted a corporate compliance program that is designed to promote compliance with applicable laws, including an internal control system that aims to prevent risks, foster the exchange of information and communication and anticipate and address operational weaknesses. While we have established measures to identify, monitor, mitigate and remediate irregular or illicit actions, we are subject to the risk that our management, employees, contractors or any person doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal benefit or of third parties to our detriment. This risk is heightened by the fact that we have a large number of complex, valuable contracts with local and foreign third parties. We have implemented a risk management model and internal policies intended to identify, monitor and mitigate those risks. However, our controls may not be effective in all cases. Further, we are subject to the risk that these compliance policies and procedures may not be effective in preventing intentional misconduct, reckless or negligent actions of our executives or employees, our contractors or any other individual doing business with us. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.”

We cooperate with investigations by Mexican, U.S. and other government authorities from time to time, including investigations relating to Odebrecht, S.A., Grupo Fertinal, S.A. de C.V., Agro Nitrogenados, S.A. de C.V. and Vitol, Inc. As a policy, we cooperate with government authorities in connection with such investigations. In addition, we periodically monitor our compliance with applicable laws and regulations to enhance our compliance program. Further, the SFP conducts administrative reviews and, in the past, it and other government entities have brought proceedings against our senior managers and employees for activities detrimental to our business. We are committed to collaborating with competent authorities to pursue and combat illicit activities and to protect our interests and reputation. We have a zero tolerance policy regarding acts of bribery and corruption.

Actions Against the Illicit Market in Fuels

The illicit market in fuels in Mexico primarily involves the theft, adulteration and illegal transport, storage, distribution and commercialization of the hydrocarbons that we and other companies produce. This criminal activity mainly consists of the following:

•

Illegal tapping of our pipelines threatens the integrity of our pipeline system, thereby increasing the associated risks for personnel, facilities, the general population and the environment. Illegal tapping of our pipelines has caused volumetric deviations of products, explosions, loss of life, injuries and environmental damages, some of which have been material.

•

Theft and illegal trade in fuels, which reduces our revenues by the amount that would have been generated from the sale of the stolen products and reduces our net income because the production cost of stolen product is included in our cost of sales. The increase in surveillance as well as the actions taken against illegal trade in fuels, have allowed us to protect 15.6 million liters of hydrocarbons in 2020.

•	Tampering with the product quality, which negatively impacts consumers and our reputation.

While in recent years we experienced an increase in theft of and illegal trade in the fuels that we produce, during 2019 and 2020 we reduced these illicit activities. We estimate that the average theft of fuel amounted to approximately 4.8 thousand barrels per day in 2020, a decrease of 25.0% as compared to 6.4 thousand barrels per day in 2019. For the years ended December 31, 2020 and 2019, losses resulting from fuel theft amounted to Ps. 4,279.5 million and Ps. 4,644.8 million, respectively.

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

•

Strengthen coordination and collaboration between Petróleos Mexicanos and our subsidiary entities, as well as government authorities, which include, among others, the Fiscalía General de la República (Office of the Federal Attorney General), Procuraduría Federal del Consumidor (Federal Consumer’s Office), Servicio de Administración Tributaria (Tax Administration Service, or the “SAT”), federal, state and municipal police, the Secretaría de la Defensa Nacional (Ministry of National Defense) and the Mexican Navy, the Secretaría de Seguridad Pública y Protección Ciudadana (Ministry of Public Security and Citizen Protection), the Ministry of Energy and the Ministry of Finance and Public Credit.

•	Increase safety in and around pipelines, ground transportation and company facilities.

•	Indoor and outdoor measurements at our facilities.

•	Incorporate best practices for industrial safety, civil protection and environmental preservation in Strategic Safeguard works.

•	Optimize our human capital and modernize our technology.

•	Modernize our information systems to improve our strategic decisions making and our response time.

The Plan Conjunto de Atención a Instalaciones Estratégicas de Pemex (Joint Plan for Attention to Strategic Facilities of Pemex), implemented in December 2019, is aimed at further preventing and decreasing the illicit market in fuels. The Joint Plan for Attention to Strategic Facilities of Pemex was instated to safeguard strategic facilities of Petróleos Mexicanos. As a result, during 2019 and 2020 we observed a significant decrease in the volumetric deviation of hydrocarbon products, from an average of 56.1 thousand barrels per day in 2018 to 6.4 thousand barrels per day in 2019, and a further decrease to 4.8 thousand barrels per day in 2020. These efforts also led to the identification and sealing of 11,022 illegal pipeline taps in 2020, as compared to 13,137 illegal pipeline taps in 2019, a decrease of 16.1%.

The principal measures of this plan are:

•

Strengthen our Strategic Safeguard strategy through the implementation of four principal measures related to hydrocarbon theft, transport, storage and marketing, together with an ancillary measure focused on prosecution and enforcement. We work with many different authorities on these measures, including: the Secretaría de Bienestar (Welfare Ministry), the Ministry of National Defense, the Mexican Navy, the Guardia Nacional (National Guard), the Centro Nacional de Información (National Information Center), the Ministry of Public Security and Citizen Protection, the Office of the Federal Attorney General, the Policía Estatal (State Police), the Agencia de Seguridad, Energía y Ambiente (Security, Energy and Environmental Agency), the CRE, the SAT, the Federal Consumer’s Office and relevant judicial authorities;

•

Increase the security of our pipelines, land transport and facilities by increasing the strength of our department focused on the Strategic Safeguard program, as well as by establishing collaboration agreements with the Fuerzas Armadas de México (Mexican Armed Forces), the National Guard and the Servicio de Protección Federal (Federal Protective Service);

•	Removal of personnel involved in the illicit market for fuels;

•

Special attention to 56 facilities identified as requiring priority, including 37 storage and dispatch terminals, one of which is located in a maritime terminal, 12 repumping stations, six refineries and one control center;

•	Control access points to vehicle entrances and exits of priority facilities and monitor control rooms and vertical tank areas; and

•	Strengthen fuel distribution capacity through alternative means of transport to the pipeline.

Our continued focus on the detection of illegal pipeline taps in 2020, together with the strict application of ground transportation protocols, enabled us to collect more information and develop more effective strategies to combat fuel theft, which in turn improved our ability to deploy ground patrol for the immediate identification and sealing of pipeline taps and avoid additional extraction of our hydrocarbon products.

Additionally, some of our personnel have been implicated for their involvement in organized fuel theft and trade. It is our policy to inform the Liabilities Unit at Petróleos Mexicanos when we are aware of information related to the illicit market in fuels that involves our personnel. The Liabilities Unit has the authority to investigate, undertake administrative proceedings, impose penalties against employees or former employees in connection with this issue and file criminal complaints through legal representation.

Civil Actions

In the ordinary course of our business, we are a party to a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. As of December 31, 2019 and 2020, we had accrued a reserve of Ps. 8.1 billion and Ps. 8.3 billion, respectively, for our contingent liabilities in connection with these lawsuits. Our material legal proceedings are described in Note 27 to our audited financial statements included in this report, and those descriptions are incorporated by reference under this Item.

Dividends

Pursuant to the Petróleos Mexicanos Law, as of January 1, 2016, Petróleos Mexicanos and its subsidiary entities are subject to a dividend policy that requires them to pay a state dividend to the Mexican Government on an annual basis. In accordance with the Federal Revenue Law for the applicable year, we were not required to pay a state dividend in 2016 through 2020, and we will not be required to pay a state dividend in 2021. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX—Other Payments to the Mexican Government.”

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

Material Contracts

As of December 31, 2020 and 2019, we have entered into contracts with various contractors for approximate amounts of Ps. 374,157 million and Ps. 621,732 million, respectively. These contracts are for the development of investment projects. See Note 26 to our consolidated financial statements included herein.

On January 27, 2009, we entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for our issuance from time to time of unsecured debt securities. On the same date, we entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Credit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which we established a U.S. $7.0 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, our obligations under all notes issued under this program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. In December 2010, we appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. In each of December 2010 and January 2010, we increased the size of this program to U.S. $12.0 billion and U.S. $22.0 billion, respectively. We issued U.S. $3.5 billion of notes and bonds under this program in 2011. In 2012, we issued U.S. $5.3 billion of notes and bonds under this program. In 2013, we increased the size of this program to U.S. $32.0 billion and issued U.S. $6.9 billion of notes and bonds under it. In 2014, we increased the size of this program to U.S. $42.0 billion and issued U.S. $7.9 billion of notes and bonds under it. In 2017, we increased the size of this program to U.S. $92.0 billion and issued €4.3 billion, U.S. $5.0 billion and £450.0 million of notes and bonds under it. In 2018, we increased the size of this program to U.S. $102.0 billion and issued U.S. $6.0 billion, €3.15 billion and Swiss francs 365.0 million of notes and bonds under it. In 2019, we issued U.S. $14.8 billion of notes and bonds under this program. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.” In 2020, we issued U.S. $6.5 billion of notes and bonds under this program.

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

Taxation

The 1997 Securities, the 1999 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities, the 2013 Securities, the 2014 Securities, the 2016 Securities, the 2018 Securities and the 2020 Securities.

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

Pursuant to a registration statement on Form F-4 (File No. 333-239722), which was declared effective by the SEC on September 11, 2020, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics registered pursuant to the Securities Act up to U.S. $2,360,430,000 6.490% Notes due 2027, U.S. $4,420,831,000 6.840% Notes due 2030, US $3,800,000,000 5.950% Notes due 2031, U.S. $8,066,405,000 7.690% Bonds due 2050 and U.S. $3,800,000,000 6.950% Bonds due 2060. We refer to the securities registered in 2020 as the 2020 Securities and together with the 1997 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities, the 2013 Securities, the 2014 Securities, the 2016 Securities and the 2018 Securities, as the Registered Securities.

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

In addition, this summary does not discuss the application of state, local, or foreign tax laws, U.S. federal estate or gift tax laws, the Medicare contribution tax on net investment income, the alternative minimum tax or special timing rules prescribed under section 451(b) of the United States Internal Revenue Code of 1986, as amended (the “Code”). United States Holders should consult their own tax advisers concerning the U.S. federal, state, local, foreign and other tax consequences of purchasing, owning, and disposing of a Registered Security in their particular circumstances.

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

This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with our current internal regulation. We have a Financial Risk Working Group (“FRWG”) which is a specialized working group with decision-making authority on financial risk exposure, financial risk mitigation schemes, and DFIs trading of Petróleos Mexicanos, the subsidiary entities, and where applicable, the subsidiary companies.

Approved DFIs are mainly traded on the over-the-counter (“OTC”) market; however, exchange traded instruments may also be used. In the case of P.M.I. Trading DAC, DFIs are traded on CME Clearport.

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

We calculate the fair value of our DFIs through the tools developed by our market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of our business areas and accounting, such as System Applications Products (“SAP”). We do not have policies to designate a calculation or valuation agent.

Our DFI portfolio is composed primarily of swaps, for which fair value or Mark-to-Market (“MtM”) is estimated by projecting future cash flows and discounting them by the corresponding discount factor; for currency and interest rate options, this is done through the Black and Scholes model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, we apply the credit value adjustment (“CVA”) method to calculate the fair value of our DFIs

Given that our hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, since over time asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

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

In addition, as of December 31, 2020, we have acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 28,000 million and Ps. 9,000 million with expiration dates in November 2022 and November 2023, respectively; and another that provides access to U.S. $5,500 million with an expiration date in June 2024.

Finally, the investment strategies of our portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.

Certain PMI Subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury, which provides access to two syndicated credit lines for up to U.S. $700 million and U.S. $1,500 million (the latter was transferred from Petróleos Mexicanos to PMI during December 2020) and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI Subsidiaries have access to bilateral credit lines from financial institutions for up to U.S. $250 million.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring certain financial ratios as set forth in the policies approved by each company’s board of directors.

Changes in Exposure to Main Risks

Market Risk

(i)	Interest Rate Risk

We are exposed to fluctuations in floating interest rate liabilities. We are exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2020, 14.3% of our total net debt outstanding (including DFIs) consisted of floating rate debt.

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

Interest Rate Swaps

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, we have entered into interest rate swaps and options. Through the swap agreements, we are obligated to make payments based on a fixed interest rate in exchange for receiving payments referenced to a floating interest rate. On the other hand, through the option agreements, we acquire protection against possible increases in the floating interest rates of some of our liabilities.

As of December 31, 2020, we were a party to four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $ 956.25 million at a weighted average fixed interest rate of 2.35% and a weighted average term of 4.3 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of its financing operations, PMI-NASA has executed also four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $24.19 million, at a weighted average fixed interest rate of 4.17% and a weighted average term of 1.41 years.

IBOR reference rates transition

As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars, are expected to cease to be published in 2022, and are expected to be replaced by alternative reference rates, based on risk-free rates obtained from market operations.

The cease of publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (“ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars.

Therefore, we have identified and are reviewing contracts expiring after the applicable cessation dates that could have an impact derived from the change in the aforementioned rates. We plan to continue working on any amendments to the contracts which may be required as a result of the transition.

We have a reduced number of financial instruments (debt instruments and DFIs) referenced to floating rates in U.S. dollars with maturity and interest rate fixation after June 2023.

To the date, we are monitoring the evolution of the IBORs transition in the market, to anticipate any negative impact that these changes could have.

Once the alternative reference rates are defined, as well as the new discount curves and any other valuation parameters, we will be able to estimate the impact that such changes will have on financial instruments’ market value and financial cost.

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

Cross-Currency Swaps

We prioritize debt issuances denominated in U.S. dollars; nonetheless, this is not always achievable. Hence, non-U.S. dollar denominated debt issued in international currencies is hedged through DFIs to mitigate its exchange rate exposure, either by swapping it into U.S. dollars or through other derivative structures. The rest of the debt is denominated in pesos or in UDIs, and for the debt denominated in UDIs, it has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

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

As of December 31, 2020, we did not enter into any DFIs, as no debt in currencies other than U.S. dollars or pesos was issued.

Nonetheless, during 2020 we carried out the restructure of three cross-currency swaps, one of which had a recouponing provision. These DFI hedged the exchange rate exposure of a €1,250 million debt with maturity in 2027. For this restructure, we entered into, without cost, structures which are composed of a cross-currency swap and the sale of a call option, guaranteeing complete protection up to a certain exchange rate and partial protection above that level. This allowed us to eliminate the recouponing provision without cost. Once this restructure had been carried out, 10% of this issue remained hedged with a cross-currency swap.

Additionally, during 2019 we carried out the restructure of a cross-currency swap which had a recouponing provision. This DFI hedged the exchange rate exposure of a €725 million debt maturing in 2025. For this restructure we entered into, without cost, three options structures called “Seagull Options” to hedge the same notional risk as the original swap. These structures protect the short exposure in euros against an appreciation of the euro versus the U.S. dollar in a specific range and result in a benefit if the euro depreciates up to a certain exchange rate. Additionally, in order to mitigate the exchange rate risk derived from the coupons, we entered into only coupon swaps for the same notional amount. These allowed to eliminate the recouponing provision without cost.

For the years ended December 31, 2020, 2019 and 2018, we recorded a total net foreign exchange gain (loss) of Ps. (128,949.3) million, Ps. 86,930.4 million and Ps. 23,659.5 million, respectively. These gains (loss) include unrealized foreign exchange gains (loss) associated with debt of Ps. (122,099.1) million for the year ended December 31, 2020, Ps. 75,967.4 million for the year ended December 31, 2019, and Ps. 19,762.2 million for the year ended December 31, 2018. The depreciation of the peso caused a total net foreign exchange loss in 2020 because a significant portion of our debt, 88.64% (principal only) as of December 31, 2020, is denominated in foreign currency. Unrealized foreign exchange gains and losses do not impact our cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect our ability to meet U.S. dollar-denominated financial obligations and it improves our ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase our peso-denominated debt service costs on a U.S. dollar basis.

Certain of the PMI Subsidiaries face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that financial assets must be denominated in their functional currency, unless the company owes a duty or expected payment in a currency other than its functional one.

Finally, a significant amount of P.M.I. Trading DAC’s income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to our subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. P.M.I. Trading DAC’s exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency, as well as from certain related sales costs denominated in domestic currency.

P.M.I. Trading DAC believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, P.M.I. Trading DAC may implement risk mitigation measures by entering into DFIs.

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

Commodity Derivatives

In 2017, the Board of Directors of Petróleos Mexicanos approved the establishment of the Programa Anual de Coberturas Petroleras (Annual Oil Hedging Program). Since then, we have implemented hedging strategies to partially protect our cash flows from falls in the Mexican crude oil basket price below the one established in the Federal Revenue Law.

During 2018, we entered into a crude oil hedge for fiscal year 2019, pursuant to which we hedged 320 thousand barrels per day for the period between December 2018 and December 2019, for U.S. $149.6 million.

Afterwards, during 2019 we entered into a crude oil hedge for fiscal year 2020, pursuant to which we hedged 243 thousand barrels per day for the period between December 2019 and December 2020, for U.S. $178.3 million.

Finally, during 2020 we entered into a crude oil hedge for fiscal year 2021, pursuant to which we hedged 332.5 thousand barrels per day for the period between December 2020 and June 2021, for U.S. $ 119.92 million.

In addition to supplying natural gas, Pemex Industrial Transformation can offer DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices.

Since 2017, when this service is offered, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it would bear under such offered DFIs. Petróleos Mexicanos then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to financial counterparties by entering into these opposite position DFIs with such parties. As of December 31, 2020, there were no DFIs since all the DFIs of its portfolios expired in 2019. In case of entering into new trades, Pemex Industrial Transformation DFI portfolios have VaR and CaR limits in order to limit market risk exposure.

P.M.I. Trading DAC faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

In accordance with the risk management regulatory framework that P.M.I. Trading DAC has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

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

Moreover, we have entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting our exposure with our counterparties to a specific threshold amount, as well as the counterparties’ exposure to us. The specified thresholds were reached in five cross-currency swaps during 2020, which were used to hedge the exchange rate exposure to the euro and to the pounds sterling, and in three cross-currency swaps during 2019, which were used to hedge the exchange rate exposure to the euro and to the pounds sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their MtM value to zero. During 2020, we did not enter into any cross-currency swap with these characteristics.

In addition, we have entered into long-term DFIs with mandatory early termination clauses (pursuant to which, at a given date and irrespective of the current MtM, the DFI will terminate and settle at the corresponding MtM, and we can either enter into a new DFI with the same counterparty or a new counterparty), which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of December 31, 2020, we have entered into two Japanese yen Seagull Option structures, with early termination clauses in July 2021, and we intend to renew these trades in order to maintain the hedge.

According to IFRS 13 “Fair Value Measurement,” the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, we apply the CVA method to calculate the fair value of our DFIs.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: (a) the MtM projection for each payment date based on forward yield curves; (b) the implied default probability obtained from both our and the counterparty’s credit default swaps, at each payment date; and (c) the default recovery rates of each counterparty.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation has significantly reduced its credit risk exposure related to the DFIs.

In order to qualify for these DFIs, Pemex Industrial Transformation’s customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, according to the credit guidelines, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. The credit guidelines indicate that Pemex Industrial Transformation may offer DFIs with an exemption from collateral requirements up to certain amount, through a credit line approved by the credit committee, based on an internal financial and credit assessment. Moreover, if the credit line is insufficient to cover each client’s exposure, the client is obligated to deposit collateral.

In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client would be terminated, rights to any available collateral would be exercised and, if the collateral were insufficient to cover the fair value, or in the absence of collateral, natural gas supply would be suspended until the payment is made.

As of December 31, 2020, Pemex Industrial Transformation had no DFIs since all the DFIs of its portfolios expired in 2019. As such, once the total settlement of the operations was carried out, the exempt credit lines expired and the guarantees deposited by the clients were entirely returned.

P.M.I. Trading DAC’s credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME Clearport.

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

As of December 31, 2020 and 2019, the net fair value of our DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in our consolidated statement of financial position, was Ps. 16,630.0 million and Ps. (5,153.8) million, respectively. As of December 31, 2020 and 2019, we did not have any DFIs designated as hedges. See Note 18 to our consolidated financial statements included herein.

For the years ended December 31, 2020, 2019 and 2018, we recognized a net gain (loss) of Ps. 17,096.1 million, Ps. (23,263.9) million and Ps. (19,116.0) million, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

According to established accounting policies, we have analyzed the different contracts that we have entered into and have determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2020 and 2019, we did not recognize any embedded derivatives (foreign currency or index).

QUANTITATIVE DISCLOSURE

Fair Value

The following tables show our cash flow maturities as well as the fair value of our debt and DFI portfolios as of December 31, 2020. It should be noted that:

•	For debt obligations, these tables present principal cash flow and the weighted average interest rates for fixed rate debt.

•

For interest rate swaps, interest rate options, cross-currency swaps and currency options, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.

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

•

For P.M.I. Trading DAC, the prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others.

•

Fair value is calculated internally, either by discounting cash flows with the corresponding zero-coupon yield curve in the original currency, or through other standard methodologies commonly used in financial markets for specific instruments.

•	For all instruments, the tables are based on the contract terms in order to determine the future cash flows that are categorized by expected maturity dates.

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2020(1) (2)

	Year of expected maturity date
	2021	2022	2023	2024	2025	2026 Thereafter	Total Carrying Value	Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps. 47,898,708	Ps. 32,956,060	Ps. 48,471,704	Ps. 25,996,376	Ps. 49,333,976	Ps. 1,116,179,110	Ps. 1,320,835,934	Ps. 1,347,156,276
Average interest rate (%)							6.37%
Fixed rate (Japanese yen)	—	—	5,799,000	—	—	15,444,790	21,243,790	18,797,463
Average interest rate (%)							1.35%
Fixed rate (pounds sterling)	—	9,537,663	—	—	12,204,125	—	21,741,788	23,010,709
Average interest rate (%)							5.72%
Fixed rate (pesos)	115,284,491	1,999,401	—	57,433,886	—	31,029,696	205,747,474	199,047,983
Average interest rate (%)							7.91%
Fixed rate (UDIs)	4,314,460	—	—	—	—	33,031,555	37,346,014	30,673,537
Average interest rate (%)							4.03%
Fixed rate (euros)	42,716,224	38,987,905	34,137,539	30,418,586	40,230,700	117,736,691	304,227,645	315,417,306
Average interest rate (%)							3.77%
Fixed rate (Swiss francs)	3,385,165	—	8,228,615	—	—	—	11,613,780	11,650,958
Average interest rate (%)							1.93%

Total fixed rate debt	213,599,047	83,481,030	96,636,858	113,848,848	101,768,801	1,313,421,841	1,922,756,425	1,945,754,232

Variable rate (U.S. dollars)	122,317,252	25,979,932	11,649,479	56,443,974	5,602,565	9,506,180	231,499,382	228,630,238
Variable rate (Japanese yen)							—	—
Variable rate (euros)	—	—	15,842,049	—	—	—	15,842,049	15,375,645
Variable rate (pesos)	12,524,115	8,471,904	7,026,631	10,768,263	6,856,660	325,035	45,972,609	42,934,001

Total variable rate debt	134,841,368	34,451,836	34,518,160	67,212,237	12,459,225	9,831,215	293,314,040	286,939,885

Total debt	Ps. 348,440,415	Ps. 117,932,866	Ps. 131,155,018	Ps. 181,061,085	Ps. 114,228,026	Ps. 1,323,253,056	Ps. 2,216,070,465	Ps. 2,232,694,117

Note: Numbers may not total due to rounding.

(1)

The information in this table has been calculated using exchange rates at December 31, 2020 of: Ps. 19.9487 = U.S. $1.00; Ps. 0.1933 = 1.00 Japanese yen; Ps. 27.2579 = 1.00 pounds sterling; Ps. 6.605597 = 1.00 UDI; Ps. 24.4052 = 1.00 euro; and Ps. 22.5720 = 1.00 Swiss Franc.

(2)	Amounts in thousands of pesos.

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2020(1) (2) (3)

	Year of expected maturity date
	2021	2022	2023	2024	2025	2026 Thereafter	Total Carrying Value	Fair Value (5)
Hedging Instruments (2)(4)
Interest Rate DFI
Interest Rate Swaps (U.S. dollars)
Variable to fixed	4,724,765	4,607,486	4,466,068	3,316,471	2,443,716	—	19,558,505	(712,107)
Average pay rate	3.22%	3.25%	3.37%	3.68%	4.13%	0.00%	n.a.	n.a.
Average receive rate	0.90%	0.91%	1.12%	1.67%	2.38%	0.00%	n.a.	n.a.
Interest Rate Options
Buy Cap, Sell Floor on floating in U.S. dollar LIBOR 1M	—	—	—	49,871,750	—	—	49,871,750	(1,331,188)
Currency DFI
Cross-currency Swaps
Receive euros/Pay U.S. dollars	37,204,824	35,595,644	46,550,277	26,565,185	39,334,093	107,601,624	292,851,648	9,939,110
Receive Japanese yen / Pay U.S. dollars	—	—	4,814,650	—	—	—	4,814,650	505,772
Receive pounds sterling / Pay U.S. dollars	—	9,781,187	—	—	11,802,848	—	21,584,035	839,037
Receive UDI/ Pay pesos	3,000,000	—	—	—	3,063,181	27,450,032	33,513,214	6,834,051
Receive Swiss francs/ Pay U.S. dollars	3,018,890	—	7,281,276	—	—	—	10,300,166	913,809
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	—	—	—	—	—	15,456,770	15,456,770	14,918
Buy Call, Sell Call and Sell Put on euros	42,647,378	—	—	30,462,413	17,668,200	30,462,413	121,240,404	3,167,805
Sell Call on pounds sterling	—	—	—	—	12,271,443	—	12,271,443	(85,994)
Sell Call on Swiss francs	—	—	8,225,571	—	—	—	8,225,571	(70,196)
Sell Call on Euros	—	14,621,958	15,840,455	—	15,840,455	57,878,585	104,181,452	(2,118,100)

N.A. = not applicable.

Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2020 of: Ps. 19.9487 = U.S. $1.00 and Ps. 24.4052 = 1.00 euro.
(2)	We use these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	Amounts in thousands of pesos.
(4)	The PMI Subsidiaries’ risk management policies and procedures establish that DFIs should be used only for hedging purposes; however, DFIs are not recorded as hedges for accounting purposes.
(5)	Positive numbers represent a favorable fair value to us.

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments (Petroleum Products) Held or Issued for Purposes other than Trading as of December 31, 2020(1)

	2021	2022	2023	2024	2025	2026 Thereafter	Total Volume	Fair Value (2)
	(in thousands of barrels)							(in thousands of nominal pesos)
Hedging Instruments
Exchange-traded futures(3) (5)	0.64	—	—	—	—	—	0.64	(32,340)
Exchange-traded swaps(4) (5)	(1.48)	—	—	—	—	—	(1.48)	(95,572)

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2020 of: Ps. 19.9487 = U.S. $1.00
(2)	Positive numbers represent a favorable fair value to P.M.I. Trading DAC.
(3)	Net position.
(4)	Swaps registered in CME Clearport are included in these figures.
(5)	The balance of these financial instruments is recognized as cash and cash equivalents. P.M.I. Trading DAC considered these financial assets to be fully liquid.

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

Natural gas DFIs that Pemex Industrial Transformation has offered to its domestic customers have been reported as transactions with trading purposes. However, such operations were fully compensated by the operations entered into with financial counterparties, maintaining a negligible or even null exposure to market risk ( due to this back-to-back mechanism). As of December 31, 2020, Pemex Industrial Transformation did not have any DFIs to report since all the DFIs of its portfolios expired in 2019. As such, it is not necessary to conduct either a sensitivity analysis or to measure or monitor the hedge effectiveness.

Other DFIs seek to hedge the changes in the price of the commercialized products, such that the DFIs’ underlying assets have correlations with the prices of the products involved in commercialization. P.M.I. Trading DAC estimates the VaR of these DFIs. Notably, DFIs of P.M.I. Trading DAC (all of them related to petroleum derivatives), are classified under cash and cash equivalents for accounting purposes due to their liquidity.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General (Chief Executive Officer or CEO) and our Director Corporativo de Finanzas (Chief Financial Officer or CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act) as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, and due to the material weakness in internal control over financial reporting as described below, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2020 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

1.	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

2.

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and with Item 18 of Form 20-F, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors of the relevant entity; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that the related controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management, with participation of the CEO and CFO, under the oversight of our Board of Directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 using the framework in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the material weakness in internal control over financial reporting, described below.

Our management concluded that, as of December 31, 2020, there was a material weakness in our internal control over financial reporting related to the estimation of impairment of long-lived assets. Specifically, the review controls over the application of key inputs used in measuring impairment were not designed with a sufficient degree of precision, and there were no adequate controls earlier in the process, to effectively identify errors in the impairment assessment and determine that the value-in-use calculations for the cash-generating units comply with IAS-36. This was due to insufficient knowledge and experience of our personnel responsible for the impairment assessment and the fact that we did not perform an effective risk assessment to identify and evaluate relevant risks of material misstatement associated with long-lived asset impairments in accordance with IAS-36. Our monitoring controls were also not effective at identifying these deficiencies on a timely basis.

The control deficiencies resulted in immaterial misstatements to impairment and Wells, pipelines, properties, plant and equipment, net. Furthermore, the control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore, we concluded that the deficiencies represent a material weakness in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2020.

In response to the material weakness described above, we are in the process of executing a remediation plan that includes the following actions:

1.	Reinforce training on IAS-36 to the personnel involved in the process of calculating the impairment of long-lived assets;

2.

Enhance risk assessment and prioritize remediation activities that most significantly reduce the risk that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis;

3.	Update the internal procedures related to the calculations of value-in-use that are aligned with the approach and requirements of the corresponding regulations;

4.	Design and implement controls that ensure that the cost figures for operating distributions to be considered in the discounted cash flow calculations correspond to those provided by Cost Management;

5.	Reinforce the process of periodic evaluation of the controls designed and implemented;

6.	Update the corresponding internal procedures in which we identify the variables to be considered in the determination of the cash flows for the impairment calculation; and

7.	Report regularly to the audit committee on the progress and results of the remediation plan, including the identification, status, and resolution of internal control deficiencies.

We believe that the above actions, and the improvements we expect to achieve as a result, will effectively remediate the material weakness. However, the material weakness in our internal control over financial reporting will not be considered remediated until the operation of the remediated control is sufficiently tested.

(c) Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Mr. Jose Eduardo Beltrán Hernández, member of the Audit Committee of Petróleos Mexicanos, qualifies as “audit committee financial expert” within the meaning of this Item 16A, and is independent, as defined in Rule 10A-3 under the Exchange Act.

Item 16B.	Code of Ethics

In accordance with the Petróleos Mexicanos Law, in November 2016, we issued the Code of Ethics for Petróleos Mexicanos, its productive subsidiary entities and affiliates, a code of ethics as defined in Item 16B of Form 20-F under the Exchange Act.

On November 26, 2019, the Board of Directors of Petróleos Mexicanos approved and issued an updated Code of Ethics. An updated Code of Ethics was published in the Official Gazette of the Federation on December 24, 2019.

Our Code of Ethics applies to the members of the Boards Directors of Petróleos Mexicanos and the subsidiary entities and all of our employees, including our Director General, Chief Financial Officer, Chief Accounting Officer and all other employees performing similar functions, as well as other individuals and companies whose actions may affect our reputation. The Code of Ethics is an important component of our ethics and integrity program, which is aimed at eradicating corruption. The Code of Ethics defines values such as respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality, integrity, inclusivity and human rights, among others, that we expect will help us achieve our goals and which should be reflected in the daily behavior of our employees.

Our Code of Ethics is available on our website at http://www.pemex.com. Waivers cannot be granted to the provisions of this Code. Any amendment to the provisions of the Code of Ethics, will be disclosed on our website at the same address.

On December 7, 2016, our Ethics Committee was formed to monitor the implementation and enforcement of the Code of Ethics. See “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Ethics Committee” for more information.

In addition, on November 11, 2019 the new Code of Conduct for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, was published into the official Gazette of the Federation. This Code of Conduct delineates behaviors expected of and banned for our employees, in accordance with the values established in the Code of Ethics approved by the Board of the Directors of Petróleos Mexicanos and contemplates data protection and transparency related matters.

On September 11, 2017, the Anti-corruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies and the Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity Matters became effective. The Due Diligence policy was revised on November 2018.

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

We believe that the regulations and mechanisms mentioned above, along with the legal framework applicable to us, will allow us to improve our ability to mitigate our exposure to bribery and corruption risks in our relationships with third parties. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.”

Item 16C.	Principal Accountant Fees and Services

In its meeting held on September 2, 2020, the Board of Directors of Petróleos Mexicanos appointed KPMG Mexico as external auditor of Petróleos Mexicanos, its productive state-owned subsidiaries and subsidiary companies for the fiscal year 2020 based on the proposal of the audit committee. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billed to us for the fiscal years 2019 and 2020 by KPMG Mexico, our independent registered public accounting firm for the years ended December 31, 2019 and 2020.

	Year ended December 31,
	2019		2020
	(in thousands of nominal pesos)
Audit fees	Ps.	111,431	Ps.	105,434
Audit-related fees		6,345		16,003
Tax Fees		2,042		8,750
All other fees		—		—

Total fees	Ps.	119,818	Ps.	130,187

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-169, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this Form 20-F:

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective October 7, 2014 (English translation) (previously filed as Exhibit 1.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

1.2	Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), effective November 1, 2014 and, as amended, as of February 9, 2015 (English translation) (previously filed as Exhibit 1.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

1.3	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective June 1, 2015 (English translation) (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on July 21, 2015 and incorporated by reference herein).

1.4	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Cogeneración y Servicios (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Cogeneration and Services), effective June 1, 2015 (English translation) (previously filed as Exhibit 3.5 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on July 21, 2015 and incorporated by reference herein).

1.5	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Perforación y Servicios (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Drilling and Services), effective August 1, 2015 (English translation) (previously filed as Exhibit 3.5 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

1.6	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Logística (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Logistics), effective October 1, 2015 (English translation) (previously filed as Exhibit 3.6 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

1.7	Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Transformación Industrial (Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Industrial Transformation), effective November 1, 2015 (English translation) (previously filed as Exhibit 3.7 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

1.8	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective December 29, 2015 (English Translation) (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-220721) on September 29, 2017 and incorporated by reference herein).

1.9	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective May 12, 2016 (English translation) (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-213351) on November 30, 2016 and incorporated by reference herein).

1.10	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Exploración y Producción (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Exploration and Production), effective July 1, 2019 (English translation).

1.11	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Logística (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Logistics), effective July 1, 2019 (English translation).

1.12	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Transformación Industrial (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Industrial Transformation), effective July 1, 2019 (English translation).

1.13	Adecuación al Acuerdo de Creación de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Transformación Industrial (Amendment to Creation Resolution of the Productive State-Owned Subsidiary of Petróleos Mexicanos, denominated Pemex Industrial Transformation), effective January 1, 2021 (English translation).

1.14	Declaratoria de Liquidación y Extinción de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), effective July 27, 2018 (English translation) (previously filed as Exhibit 1.10 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on April 30, 2019 and incorporated by reference herein).

1.15	Declaratoria de Extinción de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Perforación y Servicios (Declaration of Extinction of Pemex Drilling and Services), effective July 1, 2019 (English translation).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein). (P)

2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-9310) on August 24, 1998 and incorporated by reference herein). (P)

2.3	Indenture, dated as of July 31, 2000, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein). (P)

2.4	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.4 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.5	Indenture, dated as of December 30, 2004, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.6	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 2.6 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.7	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.5 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein). (P)

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein). (P)

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 2.10 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 2.11 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos dated as of November 10, 1998 (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Pemex Project Funding Master Trust (previously filed as Exhibit 3.2 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein). (P)

2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica, Pemex-Petroquímica, and the Pemex Project Funding Master Trust dated as of November 10, 1998 (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674-04) on October 27, 2006 and incorporated by reference herein).

2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein). (P)

2.16	Amendment Agreement dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, amending the terms and conditions of the Petróleos Mexicanos 8.625% Bonds due 2023 issued pursuant to the Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company (as amended and restated) (previously filed as Exhibit 4.9 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.17	First supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of September 18, 1997 (previously filed as Exhibit 4.10 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.18	First supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of August 7, 1998 (previously filed as Exhibit 4.11 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.19	Second supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 4.12 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.20	Second supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 4.13 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.21	Fourth supplemental indenture dated as of June 24, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.14 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-198588) on September 5, 2014 and incorporated by reference herein).

2.22	Third supplemental indenture dated as of September 10, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.22 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

2.23	Fifth supplemental indenture dated as of October 15, 2014, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 previously filed as Exhibit 2.23 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on April 30, 2015 and incorporated by reference herein).

2.24	Sixth supplemental indenture dated as of December 8, 2015 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.17 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-205763) on February 8, 2016 and incorporated by reference herein).

2.25	Seventh supplemental indenture dated as of June 14, 2016 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.18 to Amendment No. 1 to the Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-213351) on August 26, 2016 and incorporated by reference herein).

2.26	Eighth supplemental indenture dated as of February 16, 2018 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009.

2.27	Ninth Supplemental Indenture dated as of June 4, 2018 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009.

The registrant agrees to furnish to the U.S. Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this report.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 4.

10.1	Consent letters of GLJ Petroleum Consultants Ltd.

10.2	Reports on Reserves Data by GLJ Petroleum Consultants Ltd., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2020.

10.3	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.

10.4	Reports on Reserves Data by Netherland, Sewell International, S. de R.L. de C.V., Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2021.

10.5	Consent letter of DeGolyer and MacNaughton.

10.6	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2021.

10.7	Consent letters of Sproule International Ltd.

10.8	Reports on Reserves Data by Sproule International Ltd., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2020.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(P)	Filed via paper.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Alberto Velázquez García
Name:	Alberto Velázquez García
Title:	Chief Financial Officer/Corporate
Director of Finance

Date: May 17, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Petróleos Mexicanos

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Petróleos Mexicanos, Productive State-Owned Subsidiaries and Subsidiary Companies (PEMEX) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PEMEX as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standard as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that PEMEX will continue as a going concern. As discussed in Note 22F to the consolidated financial statements, PEMEX has suffered recurring losses from operations, has a net capital deficiency and an accumulated equity deficit; that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 22F. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the impact of estimated oil and gas reserves on amortization expense related to proved oil and gas properties (000’s mxp)

As discussed in notes 3E iii) and 13 to the consolidated financial statements, PEMEX reported depreciation and amortization expenses related to producing oil and gas properties of $101,339,417 for the year ended December 31, 2020. PEMEX calculates depreciation and amortization expenses related to producing oil and gas properties using the unit of production method. Under this method, capitalized cost of producing oil and gas properties, along with support equipment and facilities, are depreciated or amortized to expense in proportion to the production of proved oil and gas reserves. On an annual basis PEMEX’s internal petroleum reservoir engineers use geological and engineering data as well as commercial and market information and estimates of development and production costs to estimate the proved oil and gas reserves. PEMEX engages external petroleum reservoir engineering specialists to independently evaluate these estimates.

We identified the impact of estimated proved oil and gas reserves on the depreciation and amortization expenses related to producing oil and gas properties as a critical audit matter. Complex auditor judgement was required to evaluate PEMEX’s estimate of proved oil and gas reserves, which is the most significant judgmental input to the depreciation and amortization expenses calculation. The process for evaluating the proved oil and gas reserves is highly complex, involves a number of subjective assumptions and requires specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the determination of the estimate of proved oil and gas reserves, including controls related to the forecasted production of proved oil and gas reserves. We assessed the methodology used by PEMEX’s internal petroleum reservoir engineers to estimate proved oil and gas reserves. We evaluated the professional qualifications and the knowledge, skills, and ability of PEMEX’S internal petroleum reservoir engineers and the external petroleum reservoir engineering specialists engaged by PEMEX. We obtained the proved oil and gas reserves reports from the external petroleum reservoir engineering specialists and compared the information with that used by the internal petroleum reservoir engineers. We read the findings of the external petroleum reservoir engineering specialist’s review of the methods and procedures used by PEMEX in estimating the proved reserves to assess compliance with industry and regulatory standards.

Impairment of exploration and production and industrial transformation cash generating units (000’s mxp)

As discussed in notes 3H and 13 to the consolidated financial statements, PEMEX recognized a net impairment expense of $ 36,730,030 on the exploration and production and industrial transformation (“upstream”) cash generating units (CGUs) for the year ended December 31, 2020. The carrying amounts of PEMEX’s upstream CGUs are assessed for indicators of impairment at the end of each reporting period. When the carrying amount of a CGU exceeds its recoverable value, PEMEX records an impairment charge in profit or loss. Impairments are reversed in subsequent periods if there has been an increase in the recoverable value since the recognition of the impairment expense. The recoverable amount of a CGU is defined as the higher of its fair value minus the cost of disposal and its value in use. The value in use is the present value of the estimated future net cash flows expected to arise from the continuing use of a CGU and from its disposal at the end of its useful life; discounted by applying a pre-tax discount rate. For the upstream CGUs, the recoverable amount was determined as the value in use and required the use of a number of assumptions, including the forecasted production of oil and gas proved and probable reserves, future operating and development cost, future commodity prices, and a discount rate.

We identified the assessment of certain assumptions used to determine the recoverable amount of the upstream CGUs as a critical audit matter. The estimation of the recoverable amount of these CGUs requires the use of highly subjective, significant assumptions in relation to the forecasted production of oil and gas proved and probable reserves, future operating and development costs, future commodity prices and the discount rate. It required a high degree of subjective auditor judgment to evaluate these significant, judgmental assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the impairment assessment process, including controls related to the forecasted production of oil and gas proved and probable reserves, future operating and development costs, future commodity prices and the discount rate. We evaluated the competence, capabilities and objectivity of PEMEX’s internal petroleum reservoir engineers, who forecast the production of oil and gas proved and probable reserves. We compared the future production quantities forecast by PEMEX’s internal petroleum reservoir engineers to the production used in the estimate of future net cash flows. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the future commodity prices, by comparing them against prices developed independently using available market data, and PEMEX’s discount rate, by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

/s/ KPMG CÁRDENAS DOSAL, S.C.

We have served as PEMEX’s auditor since 2018

Mexico City, Mexico

May 17, 2021

Petróleos Mexicanos,

Productive State-Owned Subsidiaries and Subsidiary Companies

Consolidated statements of financial position

As of December 31, 2020 and 2019

(Figures stated in thousands, except as noted)

Assets	Note	2020	2020	2019
		(Unaudited; U.S. dollars)
Current assets:
Cash and cash equivalents	8,9	2,004,631	39,989,781	60,621,631
Customers	7,8,10-a	3,427,913	68,382,413	89,263,870
Other financing receivables	7,8,10-b	1,584,846	31,615,623	31,416,091
Other non-financing receivables	7,8,10-b	4,501,017	89,789,428	59,825,720
Inventories	11	2,637,047	52,605,661	82,672,196
Current portion of the Government Bonds	15-b	904,147	18,036,557	—
Current portion of notes receivable	8,15-a	—	—	4,909,970
Derivative financial instruments	8,18	1,300,736	25,947,993	11,496,330
Other current assets	8	175,063	3,492,283	2,829,233

Total current assets	6	16,535,400	329,859,739	343,035,041

Non-current assets:
Investments in joint ventures and associates	8,12	602,301	12,015,129	14,874,579
Wells, pipelines, properties, plant and equipment, net	13	63,970,561	1,276,129,521	1,277,548,562
Rights of use	17	2,967,374	59,195,257	70,818,314
Long-term notes receivable, net of current portion and other	8,15-a	44,455	886,827	122,565,306
Long-term of the Government Bonds	15-b	5,589,986	111,512,962	—
Deferred income taxes and duties	21	5,440,415	108,529,199	136,166,747
Intangible assets, net	14	1,141,718	22,775,784	14,584,524
Other assets	15-b	380,151	7,583,510	4,654,007

Total non-current assets	6	80,136,961	1,598,628,189	1,641,212,039

Total assets		96,672,361	1,928,487,928	1,984,247,080

Liabilities	Note	2020	2020	2019
		(Unaudited; U.S. dollars)
Short-term debt and current portion of long-term debt	8,16	19,605,151	391,097,267	244,924,185
Short-term leases	8,17	406,389	8,106,937	5,847,085
Suppliers	8	14,135,159	281,978,041	208,034,407
Income taxes and duties payable	21	2,566,599	51,200,314	50,692,629
Accounts and accrued expenses payable	8,18	1,539,423	30,709,497	26,055,151
Derivative financial instruments	8,18	467,099	9,318,015	16,650,171

Total current liabilities	6	38,719,820	772,410,071	552,203,628

Long-term liabilities:
Long-term debt, net of current portion	8,16	93,621,642	1,867,630,050	1,738,249,903
Long-term leases	8,17	2,760,941	55,077,191	62,301,542
Employee benefits	19	76,955,796	1,535,168,086	1,456,815,367
Provisions for sundry creditors	20	4,743,461	94,625,884	98,011,908
Other liabilities		245,209	4,891,562	4,397,299
Deferred income taxes	21	171,044	3,412,114	3,676,735

Total long-term liabilities	6	178,498,093	3,560,804,887	3,363,452,754

Total liabilities		217,217,913	4,333,214,958	3,915,656,382

Equity (deficit)	6,22
Controlling interest:
Certificates of Contribution “A”		26,314,068	524,931,447	478,675,447
Mexican Government contributions		2,192,152	43,730,591	43,730,591
Legal reserve		50,235	1,002,130	1,002,130
Accumulated other comprehensive result		(12,596,560)	(251,284,990)	(240,078,590)
Accumulated deficit:
From prior years		(111,014,607)	(2,214,597,087)	(1,933,106,785)
Net loss for the year		(25,509,372)	(508,878,813)	(281,490,302)

Total controlling interest		(120,564,084)	(2,405,096,722)	(1,931,267,509)

Total non-controlling interest		18,532	369,692	(141,793)

Total equity (deficit)		(120,545,552)	(2,404,727,030)	(1,931,409,302)

Commitments and contingencies	26,27
Subsequent events	28
Total liabilities and equity (deficit)		96,672,361	1,928,487,928	1,984,247,080

The accompanying notes are an integral part of these consolidated financial statements.

Petróleos Mexicanos,

Productive State-Owned Subsidiaries and Subsidiary Companies

Consolidated statements of comprehensive income

For the years periods ended December 31, 2020, 2019 and 2018

(Figures stated in thousands, except as noted)

	Note		2020	2020	2019	2018
			(Unaudited; U.S. dollars)

Net sales
Domestic	6,7		25,250,369	503,712,031	807,020,214	980,559,538
Export	6,7		22,318,965	445,234,329	585,842,291	691,886,610
Services income	6,7		236,381	4,715,484	9,108,680	8,673,002

Total of sales			47,805,715	953,661,844	1,401,971,185	1,681,119,150
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	6,13 e)		(1,822,359)	(36,353,700)	(31,283,154)	21,418,997
Cost of sales	6,23		41,737,792	832,614,690	1,122,933,424	1,199,511,561

Gross income	6		4,245,564	84,693,454	247,754,607	503,026,586

Other revenues	6,24-a		589,956	11,768,846	14,940,447	41,517,631
Other expenses	6,24-b		(59,889)	(1,194,714)	(7,211,691)	(18,465,120)
Distribution, transportation and sale expenses	6,23		623,411	12,436,242	21,885,911	24,357,209
Administrative expenses	6,23		7,313,481	145,894,444	130,768,822	134,321,481

Operating income	6		(3,161,261)	(63,063,100)	102,828,630	367,400,407

Financing income [1]	6		839,255	16,742,048	29,235,603	31,557,122
Financing cost [2]	6		(8,109,062)	(161,765,242)	(132,861,340)	(123,869,684)
Derivative financial instruments (cost) income, net	6,18		857,005	17,096,141	(23,263,923)	(19,115,951)
Foreign exchange (loss) gain, net	6,18		(6,464,045)	(128,949,304)	86,930,388	23,659,480

Sum of financing (costs) net, derivative instruments (cost) and foreign exchange gains, net			(12,876,847)	(256,876,357)	(39,959,272)	(87,769,033)
(Loss) profit sharing in joint ventures and associates	6,12		(177,482)	(3,540,533)	(1,157,893)	1,527,012

(Loss) income before duties, taxes and other			(16,215,590)	(323,479,990)	61,711,465	281,158,386

Profit sharing duty, net	21		7,750,336	154,609,136	372,812,500	469,933,595
Income tax expense (benefit), net	21		1,552,128	30,962,939	(28,989,011)	(8,355,372)

Total duties, taxes and other	6		9,302,464	185,572,075	343,823,489	461,578,223

Net loss	6		(25,518,054)	(509,052,065)	(282,112,024)	(180,419,837)

Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect			394,861	7,876,961	(2,695,532)	846,191
Items that will not be reclassified
Actuarial (losses) gains - employee benefits, net of taxes			(961,585)	(19,182,373)	(309,327,314)	222,545,556

Total other comprehensive results			(566,724)	(11,305,412)	(312,022,846)	223,391,747

Total comprehensive (loss) income		U.S. $	(26,084,778)	(520,357,477)	(594,134,870)	42,971,910

Net loss attributable to:
Controlling interest		U.S. $	(25,509,372)	(508,878,813)	(281,490,302)	(180,374,350)
Non-controlling interest			(8,682)	(173,252)	(621,722)	(45,487)

Net loss		U.S. $	(25,518,054)	(509,052,065)	(282,112,024)	(180,419,837)

Other comprehensive results attributable to:
Controlling interest		U.S. $	(561,761)	(11,206,400)	(312,025,657)	223,834,249
Non-controlling interest			(4,963)	(99,012)	2,811	(442,502)

Total other comprehensive results		U.S. $	(566,724)	(11,305,412)	(312,022,846)	223,391,747

Comprehensive (loss) income:
Controlling interest		U.S. $	(26,071,133)	(520,085,213)	(593,515,959)	43,459,899
Non-controlling interest			(13,645)	(272,264)	(618,911)	(487,989)

Total comprehensive (loss) income		U.S. $	(26,084,778)	(520,357,477)	(594,134,870)	42,971,910

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Includes financing income from investments and gain on discount rate of plugging of wells in 2020, 2019 and 2018.
[2]	Mainly interest on debt.

Petróleos Mexicanos,

Productive State-Owned Subsidiaries and Subsidiary Companies

Consolidated statements of changes in equity (deficit)

For the years ended December 31, 2020, 2019 and 2018

(Figures stated in thousands, except as noted)

(See Note 22)

		Controlling interest
		Accumulated other comprehensive income (loss)					Accumulated deficit
		Certificates of Contribution “A”	Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year	From prior years	Total	Non controlling interest	Total Equity (deficit)
Balances January 1, 2018		356,544,447	43,730,591	1,002,130	44,633,012	(196,520,194)	—	(1,752,732,435)	(1,503,342,449)	965,107	(1,502,377,342)
Total comprehensive income (loss)		—	—	—	1,287,215	222,547,034	(180,374,350)	—	43,459,899	(487,989)	42,971,910

Balances as of December 31, 2018	Ps.	356,544,447	43,730,591	1,002,130	45,920,227	26,026,840	(180,374,350)	(1,752,732,435)	(1,459,882,550)	477,118	(1,459,405,432)

Transfer to accumulated deficit							180,374,350	(180,374,350)	—		—
Increase in Certificates of Contribution “A”		122,131,000							122,131,000		122,131,000
Total comprehensive loss					(2,691,157)	(309,334,500)	(347,289,362)		(659,315,019)	(618,911)	(659,933,930)

Balances as of December 31, 2019	Ps.	478,675,447	43,730,591	1,002,130	43,229,070	(283,307,660)	(347,289,362)	(1,933,106,785)	(1,997,066,569)	(141,793)	(1,997,208,362)

Non-material adjustment (Notes 4-B and 13-F)							65,799,060		65,799,060		65,799,060

Balance as of December 31, 2019 adjusted		478,675,447	43,730,591	1,002,130	43,229,070	(283,307,660)	(281,490,302)	(1,933,106,785)	(1,931,267,509)	(141,793)	(1,931,409,302)

Transfer to accumulated deficit							281,490,302	(281,490,302)	—		—
Increase in Certificates of Contribution “A”		46,256,000							46,256,000		46,256,000
Non-controlling divestment									—	783,749	783,749
Total comprehensive loss					7,972,187	(19,178,587)	(508,878,813)		(520,085,213)	(272,264)	(520,357,477)

Balances as of December 31, 2020		524,931,447	43,730,591	1,002,130	51,201,257	(302,486,247)	(508,878,813)	(2,214,597,087)	(2,405,096,722)	369,692	(2,404,727,030)

Balances as of December 31, 2020 (Unaudited U.S. dollars)		$26,314,068	2,192,152	50,235	2,566,646	(15,163,206)	(25,509,372)	(111,014,607)	(120,564,084)	18,532	(120,545,552)

The accompanying notes are an integral part of these consolidated financial statements.

Petróleos Mexicanos,

Productive State-Owned Subsidiaries and Subsidiary Companies

Consolidated statements of cash flows

For the years ended December 31, 2020, 2019 and 2018

(Figures stated in thousands, except as noted)

	2020		2020	2019	2018
	(Unaudited; U.S. dollars)
Operating activities:
Net loss	U.S. $	(25,518,054)	(509,052,065)	(282,112,024)	(180,419,837)
Items related to investment activities:
Income taxes and duties		9,302,465	185,572,075	343,823,489	446,612,429
Depreciation and amortization of Wells, pipelines, properties, plant and equipment		6,498,259	129,631,820	137,187,010	153,382,040
Amortization of intangible assets		24,011	478,988	543,372	2,643,326
Impairment (Reversal of impairment) of wells, pipelines, properties, plant and equipment		1,822,359	36,353,700	31,283,154	(21,418,997)
Unsuccessful wells from intangible assets
Exploration costs		421,295	8,404,284	7,990,877	(2,171,218)
Capitalized unsuccessful wells		548,793	10,947,702	71,604,308	15,443,086
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment		265,559	5,297,562	2,541,558	16,885,264
Loss from derecognition of intangible assets		19,857	396,118	—	—
Depreciation of rights of use		362,391	7,229,231	7,429,275	—
Cancellation of leases		(55,241)	(1,101,987)	—
Gains on disposal of subsidiary companies		(35,468)	(707,533)	—	(701,171)
Unrealized foreign exchange (income) loss of reserve for well abandonment		228,370	4,555,692	(258,816)	(6,953,200)
Profit sharing in joint ventures and associates		177,482	3,540,533	1,157,893	(1,527,012)
Items related to financing activities
Unrealized foreign exchange income		6,640,345	132,466,243	(78,244,974)	(19,762,208)
Interest expense		8,109,062	161,765,242	132,861,340	123,869,684
Interest income		(839,255)	(16,742,048)	(29,235,603)	(9,520,962)

Funds from operating activities		7,972,230	159,035,557	346,570,859	516,361,224
Profit-sharing duty and income tax paid		(8,640,639)	(172,369,522)	(347,515,447)	(443,785,240)
Derivative financial instruments		(1,091,992)	(21,783,819)	11,640,873	5,880,442
Accounts receivable		(1,020,287)	(20,353,395)	(8,534,028)	(3,429,171)
Inventories		852,664	17,009,543	(649,629)	(18,163,638)
Other assets		—	—	—	(530,711)
Accounts payable and accrued expenses		233,316	4,654,346	1,137,483	1,706,268
Suppliers		1,154,464	23,030,055	46,561,282	9,887,334
Provisions for sundry creditors		111,410	2,222,492	(5,787,614)	(5,950,348)
Employee benefits		2,966,125	59,170,346	66,954,701	53,604,884
Other taxes and duties		735,790	14,678,059	(25,157,966)	26,205,546

Net cash flows from operating activities		3,273,081	65,293,662	85,220,514	141,786,590
Investing activities:
Long-term receivables from the Mexican Government		—	—	—	2,364,053
Interest received for long-term receivable from the Mexican Government		—	—	—	187,615
Other receivables		—	—	68,863	1,246,763
Resources from the sale of subsidiary companies		6,753	134,716	—	4,078,344
Other assets		(180,090)	(3,592,553)	(710,867)	—
Acquisition of wells, pipelines, properties, plant and equipment		(5,763,636)	(114,977,051)	(109,653,693)	(94,003,596)
Interests collected		46,938	936,350	16,217,132	—
Intangible assets		(1,185,095)	(23,641,105)	(17,220,238)	(14,957,093)

Net cash flows used in investing activities		(7,075,130)	(141,139,643)	(111,298,803)	(101,083,914)
Excess cash to apply in financing activities		(3,802,049)	(75,845,981)	(26,078,289)	40,702,676
Financing activities:
Increase in equity due to Certificates of Contribution “A”		2,318,748	46,256,000	122,131,000	—
Long-term receivables from the Mexican Government		205,659	4,102,622	32,493,666	—
Interest received for long-term receivable from the Mexican Government		85,134	1,698,318	6,211,217	—
Lease payments		(400,025)	(7,979,972)	(10,709,421)	—
Interest of lease paid		(101,803)	(2,030,829)	—	—
Loans obtained from financial institutions		64,572,121	1,288,129,868	1,167,834,946	899,769,012
Debt payments, principal only		(57,746,226)	(1,151,962,147)	(1,185,042,283)	(841,033,392)
Interest paid		(6,566,300)	(130,989,150)	(127,945,203)	(115,289,389)

Net cash flows from (used in) financing activities		2,367,308	47,224,710	4,973,922	(56,553,769)

Net decrease in cash and cash equivalents		(1,434,741)	(28,621,271)	(21,104,367)	(15,851,093)
Effects of foreign exchange on cash balances		400,496	7,989,421	(186,411)	(88,252)
Cash and cash equivalents at the beginning of the period		3,038,876	60,621,631	81,912,409	97,851,754

Cash and cash equivalents at the end of the period (Note 9)	U.S. $	2,004,631	39,989,781	60,621,631	81,912,409

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

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.

The Subsidiary Entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”), Pemex Logística (“Pemex Logistics”) and, until January 1, 2021, Pemex Fertilizantes (“Pemex Fertilizers”) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

As of December 31, 2020, the Subsidiary Entities and their primary purposes, are as follows:

•

Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;

•

Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others;

•

Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services; and

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

•

Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services. (see Note 28 “Subsequent events” in connection with the Declaratoria de Extinción de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Fertilizantes (Declaration of Extinction of Pemex Fertilizers) effective as of January 1, 2021).

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 2.	AUTHORIZATION AND BASIS OF PREPARATION

Authorization –

On May 14, 2021, these consolidated financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Alberto Velázquez García, Chief Financial Officer, Mr. Carlos Fernando Cortez González, Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

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

Basis of preparation –

A.	Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

iii.

Employee benefits provision was approximately 35% and 37% of PEMEX’s total liabilities as of December 31, 2020 and 2019, respectively. This provision is computed, denominated and payable in Mexican pesos; and

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

Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

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

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are described in the following notes:

i.	Judgments, assumptions and estimation uncertainties

•	Note 3-C Financial instruments – Fair Value and expected credit losses

•	Note 3-E Wells, pipelines, properties, plant and equipment – Useful lifes

•	Note 3-F Intangible assets, wells not assigned to a reserve and oil and natural gas exploration and license, appraisal and development expenditure – successful efforts method

•	Note 3-H Impairment of non-financial assets – fair values, cash flow estimates and discount rates determination

•	Note 3-I Leases – Early cancellation or renewal options

•	Note 3-J Provisions – Environmental liabilities and retirement of assets

•	Note 3-K Employee benefits – Actuarial assumptions

•	Note 3-L Income taxes, duties and royalties – Recoverability assessment of deferred tax assets

•	Note 3-M Contingencies – Probability assessment

ii.	Measurement of fair values

Some of PEMEX’ s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities.

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

These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated statements of financial position, the consolidated statements of comprehensive income, the consolidated statements of changes in equity (deficit) and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by the Mexican Central Bank and the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) at December 31, 2020 of Ps. 19.9487 per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

NOTE 3.	SIGNIFICANT ACCOUNTING POLICIES

PEMEX has consistently applied the following accounting policies to each of the periods presented in the preparation of its consolidated financial statements, except for what is mentioned in Note 4, Accounting changes, splits, adjustments, reclassifications and corrections of non-material errors.

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

Financial assets and financial liabilities (unless it is an account receivable or account payable without a significant financing component) are measured and initially recognized at fair value, in the case of financial assets or liabilities not measured at fair value with changes through OCI, plus the transaction costs directly attributable to acquisition or issuance, when subsequently measured at amortized cost. An account receivable or account payable without a significant financing component is initially measured at the transaction price. If PEMEX determines that the fair value at the initial recognition differs from the transaction price, PEMEX shall recognize the difference between the fair value at initial the recognition and the transaction price in the consolidated statements of comprehensive income.

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

PEMEX considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to PEMEX in full, without recourse by PEMEX to actions such as guarantee redemption (if any is held).

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

Write-off –

The gross carrying amount of a financial asset is written off when PEMEX has no reasonable expectation of recovering a financial asset in its entirety or a portion thereof. In the case of individual customers, PEMEX’s policy is to cancel the gross carrying amount when the financial asset has met the uncollectibility report as established in the Políticas Generales y Procedimientos para Cancelar Adeudos (Procedure to write-off financial assets). For corporate customers, PEMEX individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the PEMEX’s procedures for recovery of amounts due.

D.	Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

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

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

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

Development includes all costs incurred in creating a system of productive wells, related equipment, and facilities in proven reserves so that oil and / or gas can be extracted. Developmental costs are related to specific proven reserves. The cost of building roads to gain access to proven reserves is a development cost, as is the cost of providing facilities for the extraction, treatment, collection and storage of oil and / or gas. Developmental costs also include depreciation and operating costs of equipment and facilities used in developmental activities. Likewise, non-productive development wells are capitalized, since they are considered as a cost of creating the total production system for proven reserves.

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

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these consolidated financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX’s property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X (“Rule 4-10(a)”) of the U.S. Securities and Exchange Commission (“SEC”), as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

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

The recoverable amount of an asset or a Cash-Generating Unit (“CGU”) is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value of the net future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or CGU, assuming that such participants were acting in their best economic interest.

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

PEMEX has applied IFRS 16 using the modified retrospective approach and therefore the comparative information for 2018 has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

Policy applicable after January 1, 2019

At the inception of a contract, PEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, PEMEX uses the definition of a lease in IFRS 16.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As a lessee –

As a lessee, PEMEX classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

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

i.	Current income tax

Current income tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

ii.	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

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

These taxes and duties are recognized in accordance with IAS 12, “Income Taxes” (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined based on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet these criteria are recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet these criteria are recognized in costs and expenses relating to the transactions that gave rise to them.

Royalties and considerations –

Royalties and considerations are payable pursuant to license agreements. These royalties are recognized as liabilities and affect the items of costs and expenses related to the operations that gave rise to them.

M.	Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent assets are not recognized until realization is assured.

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

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received in a third-party transaction). If PEMEX determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is fully supported by observable market data or the transaction is closed out.

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

Revenues –

Represents revenues from the sale of products or services.

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

Derivative financial instruments income (cost), net –

Includes the result of changes in the fair value of derivative financial instruments.

NOTE 4.	ACCOUNTING CHANGES, SPLITS, ADJUSTMENTS, RECLASSIFICATIONS AND CORRECTIONS OF NON-MATERIAL ERRORS-

A.	Accounting changes

Accounting changes as of January 1, 2020

The following new standards were effective as of January 1, 2020, but they did not have a material effect on PEMEX’s consolidated financial statements:

•	Amendments to References to Conceptual Framework in IFRS Standards.

•	Definition of a Business (Amendments to IFRS 3).

•	Definition of Material (Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors).

•	The interest rate benchmark reform amendments retrospectively to hedging relationships.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Accounting changes as of January 1, 2019

a.	IFRS 16 “Leases” (“IFRS 16”)

In January 2016, the IASB published IFRS 16, which replaced IAS 17, “Leases” and related interpretations, including IFRIC 4 “Determining whether an Arrangement contains a Lease” (“IFRIC 4”).

From January 1, 2019, PEMEX applied IFRS 16 for the first time. Several other amendments and interpretations began to apply for the first time in 2019, but do not have a material impact on the consolidated financial statements of PEMEX.

IFRS 16 introduces a single, on balance sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value assets. Lessor accounting remains similar to previous accounting policies.

PEMEX applied IFRS 16 initially on January 1, 2019 using the modified retrospective approach. There was no impact on retained earnings because as of January 1, 2019 the rights of use and the lease liability were for the same amount (in addition to a reclassification of the previously recognized finance leases). Accordingly, the comparative information presented for 2018 has not been restated and it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below.

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

Transition –

Previously, PEMEX classified a number of leases as operating leases under IAS 17. These leases included transportation and railway equipment, docks, hydrogen supply plants, electric power and steam gas storage facilities. The leases typically ran for a period of up to 20 years. Some leases included an option to renew the lease for an additional 5 years or an undefined term after the end of the non-cancellable period.

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

PEMEX used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs when measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

iii. Impacts on financial statements

Impact in the transition –

On transition to IFRS 16 (effective as of January 1, 2019), PEMEX recognized additional right-of-use assets and additional lease liabilities. The impact on transition is summarized below.

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

Some other accounting standards were effective as of January 1, 2019 but did not have a significant impact on PEMEX’s consolidated financial statements.

B.	Reclassifications and correction of non-material errors

PEMEX reclassified certain non-material amounts reported in the statement of financial position and statement of comprehensive income for the years ended December 31, 2019 and 2018 to conform their presentation to the statement of financial position and statement of comprehensive income for 2020.

The reclassifications were as follows:

i.	To report other accounts receivable in two separate line items, other financing receivables and other non-financing receivables.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

ii.	To reclassify insurance, from other non-current assets to other current assets.

iii.	To reclassify derivative financial instruments (cost) income, net to finance income and finance cost.

The correction of non-material error was the following:

iv.

During 2020, PEMEX detected errors in certain costs and expenses used for the determination of the value in use of certain CGUs in the exploration and production segment as of December 31, 2019. This resulted in a different value in use in some CGUs and thus, an increase in the value of wells, pipelines, plants and platforms as of December 31, 2019 in the amount of Ps. 65,799,060 and a favorable impact in the results of operation of PEMEX for 2019, for the same amount.

Consolidated Statement of Financial Position

Line item	Note		2019 Previously Reported	Reclassification	Adjustment of non-material error	2019 Updated
Other accounts receivable (i)		Ps.	91,241,811	(91,241,811)	—	—
Other financing receivables	10-B		—	31,416,091	—	31,416,091
Other non-financing receivables	10-B		—	59,825,720	—	59,825,720
Other current assets (ii)			346,563	2,482,670	—	2,829,233

Total current assets			340,552,371	2,482,670	—	343,035,041

Wells, pipelines, properties, plant and equipment, net			1,211,749,502	—	65,799,060	1,277,548,562
Other assets(ii)			7,136,677	(2,482,670)	—	4,654,007

Total non-current assets			1,577,895,649	(2,482,670)	65,799,060	1,641,212,039

Accumulated deficit from prior years			(1,933,106,785)	—	—	(1,933,106,785)
Net loss for the year			(347,289,362)	—	65,799,060	(281,490,302)

Total equity (deficit)			(1,997,208,362)	—	65,799,060	(1,931,409,302)

Consolidated Statement of Comprehensive income

Line item		2019 Previously Reported	Reclassification	Adjustment of non-material correction	2019 Updated

Cost of sales	Ps.	1,122,933,424	—	—	1,122,933,424
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net		(97,082,214)	—	65,799,060	(31,283,154)

Total cost of sales, net		1,220,015,638	—	65,799,060	1,154,216,578

Finance income		24,483,706	4,751,897	—	29,235,603

Derivative financial instruments (cost) income, net		(18,512,026)	(4,751,897)	—	(23,263,923)

Sum of financing (costs) net, derivative instruments (cost) and foreign exchange gains, net		(39,959,272)	—	—	(39,959,272)

Net loss		(347,911,084)	—	65,799,060	(282,112,024)

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Consolidated Statement of Comprehensive income

Line item		2018 Previously Reported	Reclassification	2018 Updated

Finance cost	Ps.	(120,727,022)	(3,142,662)	(123,869,684)
Derivative financial instruments (cost) income, net		22,258,613	3,142,662	(19,115,951)

Sum of financing (costs) net, derivative instruments (cost) and foreign exchange gains, net		(87,769,033)	—	(87,769,033)

Net loss		(180,419,837)	—	(180,419,837)

Consolidated Statement of cash flows

Line item		2019 Previously Reported	Reclassification	Adjustment of non-material correction	2019 Updated

Net loss	Ps.	(347,911,084)	—	65,799,060	(282,112,024)
(Impairment) reversal of impairment) deterioration of wells, pipelines, properties, plant and equipment, net		97,082,214	—	(65,799,060)	31,283,154
Interest income		(24,483,706)	(4,751,897)	—	(29,235,603)

Funds from operating activities		351,322,756	(4,751,897)	—	346,570,859

Accounts receivable		(13,285,925)	4,751,897	—	(8,534,028)

Net cash flows from operating activities		85,220,514	—	—	85,220,514

Consolidated Statement of cash flows

Line item	2018 Previously Reported	Reclassification	2018 Updated
Interest expense	120,727,022	3,142,662	123,869,684
Funds from operating activities	513,218,562	3,142,662	516,361,224

Accounts receivable	(286,509)	(3,142,662)	(3,429,171)

Net cash flows from operating activities	141,786,590	—	141,786,590

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 5.	SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of December 31, 2020 and 2019, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Pemex Fertilizers. Former Subsidiary Entities Pemex Drilling and Services and Pemex Ethylene were also consolidated in these financial statements until June 30, 2019 and Pemex Cogeneration and Services was also consolidated in these financial statements until July 27, 2018.

As of December 31, 2020 and 2019, the consolidated Subsidiary Companies are as follows:

•	PEP Marine DAC (PEP DAC) (vii)(x)

•	P.M.I. Services B.V. (PMI SHO) (i)(iv)

•	P.M.I. Holdings B.V. (PMI HBV) (i)(ix)(xiv)

•	P.M.I. Trading DAC (PMI Trading) (i)(ix)(xiii)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)(ix)(x)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)(ix)(xii)

•	P.M.I. Norteamérica, S.A. de C.V. (PMI NASA) (i)(ix) (x)

•	P.M.I. Comercio Internacional, S.A. de C.V. (PMI CIM) (i)(ii) (x)

•	PMI Campos Maduros SANMA, S. de R.L. de C.V. (SANMA) (ix) (x)

•	Pro-Agroindustria, S.A. de C.V. (AGRO) (ix) (x)

•	PTI Infraestructura de Desarrollo, S.A. de C.V. (PTI ID) (iii) (ix) (x)

•	PMI Cinturón Transoceánico Gas Natural, S.A. de C.V. (PMI CT) (i)(v)

•	PMI Transoceánico Gas LP, S.A. de C.V. (PMI TG) (i)(v)

•	P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (PMI SP) (i)(ix) (x)

•	P.M.I. Midstream del Centro, S.A. de C.V. (PMI MC) (i)(viii)

•	Pemex Procurement International, Inc. (PPI) (ix)(xii)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii) (vi)

•	Pemex Finance Limited (FIN) (ix)(xvi)

•	Mex Gas Internacional, S.L. (MGAS) (ix) (x)

•	Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V. (PDII) (ix) (x)

•	Kot Insurance Company AG. (KOT) (ix)(xv)

•	PPQ Cadena Productiva, S.L. (PPQCP) (ix) (x)

•	III Servicios, S.A. de C.V. (III Servicios) (ix) (x)

•	PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i) (ix) (x)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (ix) (x)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (ix) (x)

•	Grupo Fertinal, S.A. de C.V. (GP FER) (ix) (x)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA) (ii) (x)

•	P.M.I Trading México, S.A. de C.V. (TRDMX) (i) (ix) (x)

•	Holdings Holanda Services, B.V. (HHS) (ix)(xiv)

i.	Member Company of the “PMI Subsidiaries”.
ii.	Non-controlling interest company (98.33% in PMI CIM and 60.0% in COMESA).
iii.	Formerly P.M.I. Infraestructura de Desarrollo, S.A. de C.V. until March 5, 2019. On May 30, 2019 these shares were transferred to Pemex Industrial Transformation.
iv.	This company was liquidated in December 2019.
v.	These companies were merged into PMI NASA in 2020.
vi.	As of May 2020, this company is not included in the consolidation (see Note 22-G).
vii.	This company was liquidated in August 2020.
viii.	This company was liquidated in April 2020.
ix.	PEMEX owns 100.0% of the interests in this Subsidiary Company
x.	Operates in México
xi.	Operates in Spain
xii.	Operates in United States of America
xiii.	Operates in Ireland
xiv.	Operates in Netherlands
xv.	Operates in Switzerland
xvi.	Operates in Cayman Islands

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 6.	SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of December 31, 2020, PEMEX’s operations were conducted through six business segments: Exploration and Production, Industrial Transformation, Logistics, Fertilizers, the Trading Companies and Corporate and other operating Subsidiary Companies. Until June 30, 2019, PEMEX’s operations were also conducted through the additional two business segments: Drilling and Services (merged into Pemex Exploration and Production as of July 1, 2019) and Ethylene (merged into Pemex Industrial Transformation as of July 1, 2019). Prior to July 27, 2018, PEMEX’s operations were also conducted through the Cogeneration and Services business segment (liquidated company as of July 27, 2018). Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at market prices.

The primary sources of revenue for PEMEX’s business segments are as described below:

•

The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 19 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•

The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

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

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market (merged as of January 1, 2021, see Note 28-E).

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

•

The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•

The segment related to corporate and the Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary entities and companies.

•	The drilling segment receives income from drilling services, and servicing and repairing wells. This entity was merged into Pemex Exploration and Production on July 1, 2019.

•

The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market. This entity was merged into Pemex Industrial Transformation on July 1, 2019.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of/ for the year ended December 31, 2020	Exploration and Production	Industrial Transformation	Logistics	Fertilizers (1)	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total

Sales:
Trade	301,393,451	477,729,504	—	1,515,464	159,786,736	8,521,205	—	948,946,360
Intersegment	242,454,754	97,303,328	80,575,471	425,374	280,924,383	98,451,594	(800,134,904)	—
Services income	133,315	190,748	4,099,000	919	229,140	62,362	—	4,715,484
(Impairment) reversal of wells, pipelines, properties, plant and equipment, net	35,031,541	(71,761,571)	426,560	(92,444)	42,214	—	—	(36,353,700)
Cost of sales	391,513,815	655,617,229	43,614,768	3,070,962	430,672,407	27,536,221	(719,410,712)	832,614,690

Gross income (loss)	187,499,246	(152,155,220)	41,486,263	(1,221,649)	10,310,066	79,498,940	(80,724,192)	84,693,454
Other revenue	2,162,510	4,092,943	513,076	13,355	874,412	4,112,550	—	11,768,846
Other expenses	(896,526)	(130,926)	(7,445)	6,204	(86,960)	(113,590)	34,529	(1,194,714)
Distribution, transportation and sales expenses	251,625	14,423,570	107,691	400,170	1,277,980	209,676	(4,234,470)	12,436,242
Administrative expenses	72,457,241	51,017,304	15,762,946	1,099,456	2,106,780	79,922,661	(76,471,944)	145,894,444

Operating income (loss)	116,056,364	(213,634,077)	26,121,257	(2,701,716)	7,712,758	3,365,563	16,751	(63,063,100)
Financing income	77,700,999	223,712	3,340,622	245,510	307,229	162,801,375	(227,877,399)	16,742,048
Financing cost	(164,419,519)	(11,491,708)	(450,802)	(674,869)	(812,552)	(211,776,436)	227,860,644	(161,765,242)
Derivative financial instruments (cost) income, net	24,939,748	22,862	—	—	(1,794,243)	(6,072,226)	—	17,096,141
Foreign exchange (loss), net	(116,528,387)	(8,893,829)	(442,139)	(166,971)	(750,041)	(2,167,937)	—	(128,949,304)
(Loss) profit sharing in joint ventures and associates	(61,956)	1,346,829	3,813	(2,362,891)	(1,931,323)	(441,711,566)	441,176,561	(3,540,533)
Taxes, duties and other	154,609,136	—	4,842,171	—	3,413,999	22,706,769	—	185,572,075

Net (loss) income	(216,921,887)	(232,426,211)	23,730,580	(5,660,937)	(682,171)	(518,267,996)	441,176,557	(509,052,065)

Total current assets	937,017,021	152,553,067	166,202,857	2,960,958	168,261,357	906,149,787	(2,003,285,308)	329,859,739
Total non-current assets	884,741,960	328,449,091	167,498,268	3,404,696	40,084,813	750,322,623	(575,873,262)	1,598,628,189
Total current liabilities	464,163,895	388,367,873	39,568,364	17,328,604	129,161,357	1,734,633,918	(2,000,813,940)	772,410,071
Total non-current liabilities	2,363,252,154	714,289,669	90,624,955	453,465	1,121,488	2,218,921,311	(1,827,858,155)	3,560,804,887
Equity (deficit), net	(1,005,657,068)	(621,655,384)	203,507,806	(11,416,415)	78,063,325	(2,297,082,819)	1,249,513,525	(2,404,727,030)
Depreciation and amortization	101,126,295	19,734,723	5,917,668	10,137	317,241	2,525,756	—	129,631,820
Depreciation of rights of use	313,008	4,679,723	460,957	35,515	992,148	747,880	—	7,229,231
Net periodic cost of employee benefits excluding items recognized in other comprehensive income	35,356,366	51,176,601	8,927,651	669,076	(1,156)	32,680,002	—	128,808,540

(1)	Merged as of January 1, 2021, see Note 28-E.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of/ for the year ended December 31, 2019	Exploration and Production (1)	Industrial Transformation (2)	Logistics	Fertilizers	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total

Sales:
Trade	409,059,838	797,167,115	—	1,634,300	175,509,189	9,492,063	—	1,392,862,505
Intersegment	333,735,644	127,887,636	88,604,529	560,987	484,139,042	100,021,336	(1,134,949,174)	—
Services income	473,324	2,088,771	4,663,770	853	67,982	1,813,980	—	9,108,680
(Impairment) reversal of wells, pipelines, properties, plant and equipment, net (3)	(104,035,887)	42,243,942	34,119,240	(2,298,775)	(1,311,674)	—	—	(31,283,154)
Cost of sales	472,489,346	970,522,186	51,298,858	3,380,826	646,671,417	49,979,372	(1,071,408,581)	1,122,933,424

Gross income (loss)	166,743,573	(1,134,722)	76,088,681	(3,483,461)	11,733,122	61,348,007	(63,540,593)	247,754,607
Other revenue	6,796,590	3,110,226	202,800	22,575	444,289	4,363,967	—	14,940,447
Other expenses	(6,134,114)	(551,926)	(311,878)	(7,147)	—	(130,791)	(75,835)	(7,211,691)
Distribution, transportation and sales expenses	262,642	24,007,852	22,467	288,347	1,323,007	31,323	(4,049,727)	21,885,911
Administrative expenses	59,171,975	50,652,341	8,504,381	615,830	2,575,536	68,791,707	(59,542,948)	130,768,822

Operating income (loss)	107,971,432	(73,236,615)	67,452,755	(4,372,210)	8,278,868	(3,241,847)	(23,753)	102,828,630
Financing income (3)	87,737,456	1,938,163	697,130	65,049	801,046	156,297,750	(218,300,991)	29,235,603
Financing cost	(134,241,910)	(6,346,480)	(434,392)	(770,869)	(971,573)	(208,419,002)	218,322,886	(132,861,340)
Derivative financial instruments (cost) income, net (3)	(7,014,529)	(9,231)	—	—	(1,471,566)	(14,768,593)	(4)	(23,263,923)
Foreign exchange (loss) income, net	78,315,007	3,674,481	214,157	48,226	(212,619)	4,891,136	—	86,930,388
Profit (loss) sharing in joint ventures and associates	28,770	105,447	(17,682)	(2,314,587)	1,195,058	(295,764,002)	295,609,103	(1,157,893)
Taxes, duties and other	373,640,107	(1,446,202)	(19,902,667)	—	2,433,349	(10,901,098)	—	343,823,489

Net (loss) income	(240,843,881)	(72,428,033)	87,814,635	(7,344,391)	5,185,865	(350,103,460)	295,607,241	(282,112,024)

Total current assets (3)	987,717,368	220,885,024	111,906,985	7,783,507	161,329,297	718,398,444	(1,864,985,584)	343,035,041
Total non-current assets (3)	833,264,268	385,174,767	160,050,916	1,710,361	43,098,566	1,001,349,312	(783,436,151)	1,641,212,039
Total current liabilities	393,129,182	290,128,797	28,995,291	12,648,563	125,341,872	1,564,317,345	(1,862,357,422)	552,203,628
Total non-current liabilities	2,210,050,053	682,521,743	78,111,581	6,121,684	3,382,236	2,080,349,970	(1,697,084,513)	3,363,452,754
Equity (deficit), net (3)	(782,197,599)	(366,590,749)	164,851,029	(9,276,379)	75,703,755	(1,924,919,559)	911,020,200	(1,931,409,302)
Depreciation and amortization	103,328,661	25,260,746	6,521,380	(323,902)	93,193	2,306,932	—	137,187,010
Depreciation of rights of use	352,286	4,858,427	228,929	35,515	1,288,306	665,812	—	7,429,275
Net periodic cost of employee benefits excluding items recognized in other comprehensive income	34,534,805	54,347,829	243,330	(6,361)	37,512	27,019,834	—	116,176,949

(1)

On July 1, 2019 Pemex Drilling and Services was merged into Pemex Exploration and Production. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Exploration and Production segment.

(2)

On July 1, 2019 Pemex Ethylene was merged into Pemex Industrial Transformation. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

(3)	See Note 4.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

For the year ended December 31, 2018	Exploration and Production (1)	Industrial Transformation (2) (3)	Logistics	Fertilizers	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total

Sales:
Trade	482,262,631	973,367,343	—	2,933,424	204,103,954	9,778,796	—	1,672,446,148
Intersegment	400,613,623	143,632,442	63,672,574	65,802	640,382,216	119,762,378	(1,368,129,035)	—
Services income	221,885	559,515	4,708,217	4,742	64,038	3,114,605	—	8,673,002
Reversal (impairment) of wells, pipelines, properties, plant and equipment, net	65,013,616	659,610	(40,288,338)	(2,246,264)	(1,719,627)	—	—	21,418,997
Cost of sales	401,629,016	1,107,749,282	42,694,683	4,509,881	837,820,025	54,148,722	(1,249,040,048)	1,199,511,561

Gross income (loss)	546,482,739	10,469,628	(14,602,230)	(3,752,177)	5,010,556	78,507,057	(119,088,987)	503,026,586
Other income	23,734,616	6,784,333	178,431	81,808	1,703,304	7,683,041	1,352,098	41,517,631
Other expenses	(15,057,062)	(1,263,087)	(40,248,271)	(10,389)	87,697	(911,091)	38,937,083	(18,465,120)
Distribution, transportation and sales expenses	106,573	26,867,986	82,755	387,397	280,407	94,457	(3,462,366)	24,357,209
Administrative expenses	68,953,644	53,474,193	11,592,604	785,883	1,541,092	74,525,804	(76,551,739)	134,321,481

Operating income (loss)	486,100,076	(64,351,305)	(66,347,429)	(4,854,038)	4,980,058	10,658,746	1,214,299	367,400,407
Financing income	94,359,725	7,502,075	1,351,514	4,916	702,471	142,481,311	(214,844,890)	31,557,122
Financing cost (4)	(131,257,815)	(1,990,001)	(220,721)	(478,044)	(1,379,583)	(202,865,030)	214,321,510	(123,869,684)
Derivative financial instruments (cost) income, net (4)	(15,989,398)	(11,304)	—	—	382,568	(3,497,812)	(5)	(19,115,951)
Foreign exchange income (loss), net	28,066,138	(1,736,100)	167,982	(2,577)	920,488	(3,756,451)	—	23,659,480
Profit (loss) sharing in joint ventures and associates	54,149	—	(1,092)	—	1,012,490	(124,094,148)	124,555,613	1,527,012
Taxes, duties and other	469,262,312	1,446,202	(2,474,189)	—	1,840,409	(8,496,511)	—	461,578,223

Net (loss) income	(7,929,437)	(62,032,837)	(62,575,557)	(5,329,743)	4,778,083	(172,576,873)	125,246,527	(180,419,837)

Depreciation and amortization	126,154,366	20,569,085	4,409,226	(246,697)	403,122	2,092,938	—	153,382,040
Net periodic cost of employee benefits excluding items recognized in other comprehensive income	33,715,993	51,247,894	191,132	9,162	(321,683)	26,861,666	2,917,450	114,621,614

(1)

On July 1, 2019 Pemex Drilling and Services was merged into Pemex Exploration and Production. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Exploration and Production segment.

(2)

On July 1, 2019 Pemex Ethylene was merged into Pemex Industrial Transformation. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

(3)

Pemex Cogeneration and Services was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all operations were transferred to Pemex Industrial Transformation. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

(4)	See Note 4.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Supplemental geographic information –

	For the years ended December 31,
	2020		2019		2018

Domestic sales	Ps.	503,712,031	Ps.	807,020,214	Ps.	980,559,538

Export sales:
United States		304,344,028		372,134,617		434,838,159
Canada, Central and South America		2,105,703		3,102,066		11,274,714
Europe		45,254,008		131,498,445		158,900,339
Other		93,530,590		79,107,163		86,873,398
Total export sales		445,234,329		585,842,291		691,886,610

Services income*		4,715,484		9,108,680		8,673,002

Total sales	Ps.	953,661,844	Ps.	1,401,971,185	Ps.	1,681,119,150

*	Services income as of December 31, 2020, 2019 and 2018 represent approximately 97%, 80% and 63%, from domestic sales, respectively.

PEMEX does not have significant long-lived assets outside of Mexico.

Income by product –

	For the years ended December 31,
	2020		2019		2018
Domestic sales
Refined petroleum products and derivatives (primarily gasolines)	Ps.	409,240,569	Ps.	725,759,040	Ps.	850,342,124
Gas		79,176,837		66,303,063		110,219,691
Petrochemical products		15,294,625		14,958,111		19,997,723
Total domestic sales	Ps.	503,712,031	Ps.	807,020,214	Ps.	980,559,538

Export sales
Crude oil	Ps.	301,199,114	Ps.	408,771,392	Ps.	482,259,045
Refined petroleum products and derivatives (primarily gasolines)		107,391,773		118,495,443		167,796,526
Gas		32,192,334		53,353,075		34,446,277
Petrochemical products		4,451,108		5,222,381		7,384,762

Total export sales	Ps.	445,234,329	Ps.	585,842,291	Ps.	691,886,610

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 7. REVENUE

As of December 31, 2020, 2019 and 2018, the revenues were as follows:

A.	Revenue disaggregation

For the year ended December 31,	Exploration and Production(1)	Industrial Transformation (2)(3)	Logistics	Fertilizers (4)	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total

Geographical market 2020
United States	171,640,991	—	—	—	131,653,920	1,049,117	304,344,028
Other	85,271,096	—	—	—	8,259,494	2,124,601	95,655,191
Europe	44,287,027	—	—	—	966,982	—	45,254,009
Local	327,652	477,920,252	4,099,000	1,516,383	19,135,480	5,409,849	508,408,616

Total	301,526,766	477,920,252	4,099,000	1,516,383	160,015,876	8,583,567	953,661,844

2019
United States	226,689,583	—	—	—	144,578,641	866,393	372,134,617
Other	57,106,954	—	—	—	21,001,222	4,101,054	82,209,230
Europe	124,974,855	—	—	—	6,409,388	1,903,942	133,288,185
Local	761,770	799,255,886	4,663,770	1,635,153	3,587,920	4,434,654	814,339,153

Total	409,533,162	799,255,886	4,663,770	1,635,153	175,577,171	11,306,043	1,401,971,185

2018
United States	276,785,650	—	—	—	158,713,210	—	435,498,860
Other	51,708,232	—	—	—	40,743,480	5,660,310	98,112,022
Europe	153,765,163	—	—	—	4,647,265	2,905,858	161,318,286
Local	225,471	973,926,858	4,708,217	2,938,166	64,037	4,327,233	986,189,982

Total	482,484,516	973,926,858	4,708,217	2,938,166	204,167,992	12,893,401	1,681,119,150

Major products and services 2020
Crude oil	301,199,114	—	—	—	—	—	301,199,114
Gas	194,337	60,076,159	—	—	51,098,675	—	111,369,171
Refined petroleum products	—	409,240,569	—	—	107,391,773	—	516,632,342
Other	—	8,412,776	—	1,515,464	1,296,288	8,521,205	19,745,733

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Services	133,315	190,748	4,099,000	919	229,140	62,362	4,715,484

Total	301,526,766	477,920,252	4,099,000	1,516,383	160,015,876	8,583,567	953,661,844

2019
Crude oil	408,771,392	—	—	—	—	—	408,771,392
Gas	288,446	66,014,617	—	—	53,353,075	—	119,656,138
Refined petroleum products	—	722,239,101	—	—	121,028,417	986,965	844,254,483
Other	—	8,913,397	—	1,634,300	1,127,697	8,505,098	20,180,492
Services	473,324	2,088,771	4,663,770	853	67,982	1,813,980	9,108,680

Total	409,533,162	799,255,886	4,663,770	1,635,153	175,577,171	11,306,043	1,401,971,185

2018
Crude oil	482,259,045	—	—	—	—	—	482,259,045
Gas	3,586	110,216,105	—	—	34,446,277	—	144,665,968
Refined petroleum products	—	850,342,124	—	—	167,796,526	—	1,018,138,650
Other	—	12,809,114	—	2,933,424	1,861,151	9,778,796	27,382,485
Services	221,885	559,515	4,708,217	4,742	64,038	3,114,605	8,673,002

Total	482,484,516	973,926,858	4,708,217	2,938,166	204,167,992	12,893,401	1,681,119,150

Timing of revenue recognition 2020
Products transferred at a point in time	301,526,766	477,729,504	4,099,000	1,515,464	159,786,736	8,521,205	953,178,675
Products and services transferred over the time	—	190,748	—	919	229,140	62,362	483,169

Total	301,526,766	477,920,252	4,099,000	1,516,383	160,015,876	8,583,567	953,661,844

2019
Products transferred at a point in time	409,059,838	797,167,115	4,663,770	1,634,300	175,509,189	9,492,063	1,397,526,275
Products and services transferred over the time	473,324	2,088,771	—	853	67,982	1,813,980	4,444,910

Total	409,533,162	799,255,886	4,663,770	1,635,153	175,577,171	11,306,043	1,401,971,185

2018
Products transferred at a point in time	482,262,631	973,367,343	4,708,217	2,933,424	204,103,954	9,778,796	1,677,154,365
Products and services transferred over the time	221,885	559,515	—	4,742	64,038	3,114,605	3,964,785

Total	482,484,516	973,926,858	4,708,217	2,938,166	204,167,992	12,893,401	1,681,119,150

(1)

On July 1, 2019 Pemex Drilling and Services was merged into Pemex Exploration and Production. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Exploration and Production segment.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

(2)

On July 1, 2019 Pemex Ethylene was merged into Pemex Industrial Transformation. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

(3)

Pemex Cogeneration and Services was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all operations were transferred to Pemex Industrial Transformation. For comparison purposes all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

(4)	Merged as of January 1, 2021, see Note 28-E.

Nature, performance obligations and timing of revenue recognition-

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

Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.

The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.

For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to 2 months in determining the final sale price, such as in the case of sales to some regions.

Revenue is measured initially estimating variables such as quality and volume claims, delays in boarding etc.

Sale of petroleum products

For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.

The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”). There are penalties for delivery failures and/or payment obligations, as well as quality and volume claims, which are known days after the transaction.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.

Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

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

Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

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

Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.
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

The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

B.	Accounts receivable in the statement of financial position

As of December 31, 2020 and 2019, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 68,382,413 and Ps. 89,263,870, respectively (see Note 10). As of December 31, 2020 and 2019, advance of customers was Ps. 8,548,260 and Ps. 6,627,033, respectively. The amount of Ps. 6,627,033 and Ps. 6,154,333 included in advance from customers as of December 31, 2019 and 2018, were recognized as revenue in 2020 and 2019, respectively.

C.	Practical expedients

i.	Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii.	Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

D.	COVID-19 pandemic impacts

Decline in international crude oil prices and other impacts of the Covid-19 pandemic

On March 6, 2020, the Organization of the Petroleum Exporting Countries (“OPEC”), led by Saudi Arabia, Russia and other groups of petroleum producers, did not come to an agreement to reduce crude oil production in order to support crude oil prices, which resulted in a significant drop in global crude oil prices.

On March 11, 2020, the World Health Organization declared the Covid-19 outbreak a pandemic. The Covid-19 pandemic has resulted in numerous deaths and governments across the world have instituted measures to address the pandemic, including mandatory quarantines, social distancing guidelines, travel restrictions and declaration of health emergencies. The effects of the Covid-19 pandemic have led to a worldwide economic slowdown, and as a result a decrease in global demand for crude oil and derivatives.

In order to address the drop in crude oil prices that began in March 2020, on April 12, 2020, OPEC and other non-OPEC oil exporting countries, including, among others, Mexico and Russia, reached an agreement to reduce world crude oil supply. Pursuant to this agreement, these countries, which are known as OPEC+, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. During May, June, July, August, September, October and November 2020, PEMEX decreased its crude oil production to 1,676.6, 1,654.7, 1,647.3, 1,687.9, 1,697.8, 1,680.2 and 1,688.8 thousand barrels per day, respectively.

On April 20, 2020, Mexican crude oil experienced an unprecedented drop below U.S. $0.00 to negative U.S. $2.37 per barrel. This drastic drop in price was due to low oil demand as a result of Covid-19 and the lack of oil storage. As of December 31, 2020, the weighted average Mexican crude oil price was U.S. $47.16 per barrel, a decrease of U.S. $10.52 per barrel as compared to the 2019 weighted average Mexican crude oil export price. Any future decline in international crude oil and natural gas prices will have a similar negative impact on PEMEX’s results of operations and financial condition.

PEMEX has been affected by these developments and in order to address these adverse effects on its budget results to comply with its budget financial goal established in the approved budget, PEMEX is taking actions to offset the expected decrease in revenue for the year (see Notes 22 and 28).

PEMEX prepared its budget for 2020 based on a Mexican crude oil basket price of U.S. $49.00 per barrel and contracted financial derivative instruments to hedge PEMEX’s risk exposure to declines in the price of Mexican crude oil price, when it falls below the average price of U.S. $49.00 per barrel, up to a floor of U.S. $44.00 per barrel (see Note 18).

Despite the presence of Covid-19 in Mexico, PEMEX has continued to develop its hydrocarbon exploration, production and trading activities. In some cases, PEMEX has allowed its personnel to work remotely. The greatest economic impact for PEMEX has been the decline in its domestic sales of petroleum products due to the stoppage of economic activities and the confinement of the population in their homes.

Decrease in demand for refined products

As a result of the Covid-19 pandemic, the Mexican Government, through the Secretaría de Salud (Mexican Ministry of Health), has implemented actions to protect against Covid-19. Some of these actions consist of, among others, directives to avoid places of work, crowded public areas, public buildings or unnecessary social activities during this time. These preventative measures caused a decrease in demand of certain goods and services, including petroleum products.

Primarily as a result of the worldwide economic slowdown and, in particular, the decrease in fuel demand, PEMEX had a 32% decrease in its domestic sales of petroleum products as of December 31, 2020 as compared to 2019.

NOTE 8. FINANCIAL INSTRUMENTS

A.	Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of December 31, 2020 and 2019. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Additionally, as of December 31, 2020 and 2019, the disclosure of the fair value of lease liabilities is also not required.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2020	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Derivative financial instruments	25,947,993	—	—	—	—	25,947,993	—	25,947,993	—	25,947,993
Equity instruments(i)	—	—	384,665	—	—	384,665	—	384,665	—	384,665

Total	25,947,993	—	384,665	—	—	26,332,658

Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	39,989,781	—	39,989,781	—	—	—	—
Customers	—	—	—	68,382,413	—	68,382,413	—	—	—	—
Other non-financing accounts receivable	—	—	—	1,944,413	—	1,944,413	—	—	—	—
Officials and employees	—	—	—	3,539,505	—	3,539,505	—	—	—	—
Sundry debtors	—	—	—	28,076,118	—	28,076,118	—	—	—	—
Investments in joint ventures and associates	—	—	—	12,015,129	—	12,015,129	—	—	—	—
Notes receivable	—	—	—	886,827	—	886,827	—	—	—	—
Government Bonds	—	—	—	129,549,519	—	129,549,519	129,320,536	—	—	129,320,536
Other assets	—	—	—	3,824,923	—	3,824,923	—	—	—	—

Total	—	—	—	288,208,618	—	288,208,618

Financial liabilities measured at fair value
Derivative financial instruments	(9,318,015)	—	—	—	—	(9,318,015)	—	(9,318,015)	—	(9,318,015)

Total	(9,318,015)	—	—	—	—	(9,318,015)

Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(281,978,041)	(281,978,041)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(30,709,497)	(30,709,497)	—	—	—	—
Leases	—	—	—	—	(63,184,128)	(63,184,128)	—	—	—	—
Debt	—	—	—	—	(2,258,727,317)	(2,258,727,317)	—	(2,232,694,117)	—	(2,232,694,117)

Total	—	—	—	—	(2,634,598,983)	(2,634,598,983)

(i)	Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2019	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	11,496,330	—	—	—	—	11,496,330	—	11,496,330	—	11,496,330
Equity instruments (i)	—	—	346,563	—	—	346,563	—	346,563	—	346,563

Total	11,496,330	—	346,563	—	—	11,842,893

Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	60,621,631	—	60,621,631	—	—	—	—
Customers	—	—	—	89,263,870	—	89,263,870	—	—	—	—
Officials and employees	—	—	—	3,667,242	—	3,667,242	—	—	—	—
Sundry debtors	—	—	—	27,748,849	—	27,748,849	—	—	—	—
Investments in joint ventures and associates	—	—	—	14,874,579	—	14,874,579	—	—	—	—
Notes receivable	—	—	—	127,475,276	—	127,475,276	—	—	—	—
Other assets	—	—	—	3,451,096	—	3,451,096	—	—	—	—

Total	—	—	—	327,102,543	—	327,102,543

Financial liabilities measured at fair value
Derivative financial instruments	(16,650,171)	—	—	—	—	(16,650,171)	—	(16,650,171)	—	(16,650,171)

Total	(16,650,171)	—	—	—	—	(16,650,171)

Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(208,034,407)	(208,034,407)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(26,055,151)	(26,055,151)	—	—	—	—
Leases	—	—	—	—	(68,148,627)	(68,148,627)	—	—	—	—
Debt	—	—	—	—	(1,983,174,088)	(1,983,174,088)	—	(2,035,079,540)	—	(2,035,079,540)

Total	—	—	—	—	(2,285,412,273)	(2,285,412,273)

(i)	Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

As of December 31, 2020 and 2019, PEMEX has monetary assets and liabilities denominated in foreign currency as indicated below:

	As of December 31, 2020
	Foreign currency
	Assets	Liabilities	Net position Asset/(Liability)	Exchange rate	Equivalent to Mexican peso
U.S. dollar	7,293,404	87,866,609	(80,573,205)	19.9487	Ps.	(1,607,330,695)
Euro	2,564	13,501,943	(13,499,379)	24.4052		(329,455,044)
Pounds sterling	30	819,590	(819,560)	27.2579		(22,339,485)
Japanese yen	—	110,165,166	(110,165,166)	0.1933		(21,294,927)
Swiss francs	—	515,348	(515,348)	22.5720		(11,632,435)

Total					Ps.	(1,992,052,586)

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

	As of December 31, 2019
	Foreign currency
	Assets	Liabilities	Net position Asset /(Liability)	Exchange rate	Equivalent to Mexican peso
U.S. dollar	11,817,320	76,053,967	(64,236,647)	18.8452	Ps. (1,210,552,460)
Euro	1,974	27,932,908	(27,930,934)	21.1537	(590,842,599)
Pounds sterling	29	1,575,918	(1,575,889)	24.9586	(39,331,983)
Japanese yen	—	221,975,145	(221,975,145)	0.1734	(38,490,490)
Swiss francs	—	1,666,864	(1,666,864)	19.4596	(32,436,507)

Total					Ps. (1,911,654,039)

Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

The information related to “Cash and cash equivalents”, “Customers and other accounts receivable”, “Investments in joint ventures and associates”, “Long-term notes receivable, government bonds and other assets”, “Debt”, “Leases” and “Derivative financial instruments” is described in the following notes, respectively:

•	Note 9, Cash and cash equivalents.

•	Note 10, Customers and other financing and non-financing accounts receivable.

•	Note 12, Investments in joint ventures and associates.

•	Note 15, Long-term notes receivable, government bonds and other assets.

•	Note 16, Debt.

•	Note 17, Leases.

•	Note 18, Derivative financial instruments.

B.	Fair value hierarchy-

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

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and financial liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 9. CASH AND CASH EQUIVALENTS

As of December 31, 2020 and 2019, cash and cash equivalents were as follows:

	2020	2019
Cash on hand and in banks(i)	Ps. 20,211,875	Ps. 27,502,675
Highly liquid investments (ii)	19,777,906	33,118,956

	Ps. 39,989,781	Ps. 60,621,631

(i)	Cash on hand and in banks is primarily composed of cash in banks.
(ii)	Mainly composed of short-term Mexican Government investments.

NOTE 10. CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, accounts receivable and other receivables were as follows:

A.	Customers

	2020	2019
Domestic customers, net	Ps. 35,049,717	Ps. 46,792,824
Export customers, net	33,332,696	42,471,046

Total customers	Ps. 68,382,413	Ps. 89,263,870

Customers and other accounts receivable are presented separately in the statement of financial position to conform the financial position more clearly.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2020 and 2019, as well as the relation between the breakdown and the impaired amount:

	Domestic customers
	2020	2019
Current	Ps. 34,034,116	Ps. 44,898,986
1 to 30 days	535,938	801,299
31 to 60 days	110,911	302,817
61 to 90 days	19,614	604,025
More than 90 days	1,531,867	1,285,883

Total	36,232,446	47,893,010
Impaired (reserved)	(1,182,729)	(1,100,186)

Total	Ps. 35,049,717	Ps. 46,792,824

	Export customers
	2020	2019
Current	Ps. 30,346,622	Ps. 36,037,725
1 to 30 days	2,925,807	5,895,862
31 to 60 days	73,026	11,120
61 to 90 days	8,063	31,182
More than 90 days	190,541	677,980

Total	33,544,059	42,653,869
Impaired (reserved)	(211,363)	(182,823)

Total	Ps. 33,332,696	Ps. 42,471,046

As of December 31, 2020 and 2019, PEMEX has exposure to credit risk related to accounts receivable, see contractual payment terms in Note 7.

Additionally, the reconciliation for impaired accounts receivable is as follows:

	Domestic customers
	2020		2019
Balance at the beginning of the year	Ps.	(1,100,186)	Ps.	(1,409,014)
Impairment accounts receivable		(82,543)		308,828

Balance at the end of the year	Ps.	(1,182,729)	Ps.	(1,100,186)

	Export customers
	2020		2019
Balance at the beginning of the year	Ps.	(182,823)	Ps.	(321,438)
Impairment accounts receivable		(20,353)		111,674
Translation effects		(8,187)		26,941

Balance at the end of the year	Ps.	(211,363)	Ps.	(182,823)

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

As of December 31, 2020, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 0.02% for Pemex Fertilizers, 2.42% for Pemex Industrial Transformation, 4.79% for Pemex Corporate, 1.44% for Pemex Logistics, 0.17% for PMI CIM and 0.63% for PMI TRD. As of December 31, 2019, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 1.72% for Pemex Fertilizers, 1.06% for Pemex Industrial Transformation, 1.53% for Corporate, 1.20% for Pemex Logistics, 0.07% for PMI CIM and 0.47% for PMI TRD.

The amount of (impairment) of domestic and export customers recognized in the income statement for 2020 and 2019 was Ps. (102,896) and Ps. (447,441), respectively.

B. Other financial and non-financial accounts receivable

	2020	2019
Financial assets:
Sundry debtors(1)	Ps. 28,076,118	Ps. 27,748,849
Employees and officers	3,539,505	3,667,242

Total financial assets	Ps. 31,615,623	Ps. 31,416,091
Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps. 55,187,272	Ps. 26,162,225
Special Tax on Production and Services	32,657,743	31,587,018
Advances to suppliers	—	565,817
Other accounts receivable	1,944,413	1,510,660

Total non-financial assets:	Ps. 89,789,428	Ps. 59,825,720

(1)	Includes Ps. (197,215) and Ps. (37,139) of impairment, as of December 31, 2020 and 2019, respectively.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 11. INVENTORIES

As of December 31, 2020 and 2019, inventories were as follows:

	2020	2019
Refined and petrochemicals products	Ps. 32,175,910	Ps. 41,211,837
Crude oil	11,997,570	14,087,218
Materials and products in stock	4,736,659	4,381,628
Products in transit	3,476,807	22,719,635
Gas and condensate products	142,136	144,284
Materials in transit	76,579	127,594

	Ps. 52,605,661	Ps. 82,672,196

NOTE 12. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of December 31, 2020 and 2019, were as follows:

	Percentage of investment		December 31,
			2020		2019
Deer Park Refining Limited	49.	99%	Ps.	9,635,176	Ps.	12,652,599
Sierrita Gas Pipeline LLC	35.	00%		1,232,464		1,171,593
Frontera Brownsville, LLC.	50.	00%		479,520		446,202
Texas Frontera, LLC.	50.	00%		197,708		199,923
CH 4 Energía, S. A. de C.V.	50.	00%		141,339		192,614
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.	00%		208,152		165,370
Other-net		Various		120,770		46,278

			Ps.	12,015,129	Ps.	14,874,579

Profit (loss) sharing in joint ventures and associates:

	December 31,
	2020		2019		2018
Deer Park Refining Limited	Ps.	(4,056,037)	Ps.	(1,438,308)	Ps.	872,885
Sierrita Gas Pipeline LLC		182,805		118,959		124,209
Frontera Brownsville, LLC.		55,738		47,719		59,973
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		42,782		46,893		54,149
Texas Frontera, LLC.		34,486		47,585		55,316
CH4 Energía S.A. de C.V.		21,224		36,864		15,395
Ductos el Peninsular, S. A. P. I. de C. V.		(1,097)		(17,605)		(1,092)
PMV Minera, S.A. de C.V. (i)		—		—		6,863
Petroquímica Mexicana de Vinilo, S. A. de C. V. (i)		—		—		352,816
Other, net		179,566		—		(13,502)

(Loss) profit sharing in joint ventures and associates, net	Ps.	(3,540,533)	Ps.	(1,157,893)	Ps.	1,527,012

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The following tables show condensed financial information of major investments recognized under the equity method as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018:

i.	Joint venture

Condensed statements of financial position
Deer Park Refining Limited
	December 31,
	2020	2019
Cash and cash equivalents	Ps. 29,504	Ps. 24,536
Other current assets	294,742	1,476,541

Current assets	324,246	1,501,077
Non-current assets	43,348,665	42,458,405
Total assets	43,672,911	43,959,482

Current financial liabilities	11,617,624	8,008,343
Other current liabilities	523,354	410,524

Current liabilities	12,140,978	8,418,867
Non-current financial liabilities	11,158,305	8,373,280
Other liabilities	1,101,348	1,859,607

Non-current liabilities	12,259,653	10,232,887

Total liabilities	24,400,631	18,651,754
Total equity	19,272,280	25,307,728

Total liabilities and equity	Ps. 43,672,911	Ps. 43,959,482

Condensed statements of comprehensive income
Deer Park Refining Limited
	December 31,
	2020(1)	2019(2)	2018
Sales and other income	Ps. 8,114,474	Ps. 13,560,847	Ps. 17,519,219
Costs and expenses	10,770,248	11,775,836	11,159,617
Depreciation and amortization	4,776,575	4,088,972	4,094,308
Interest paid	674,504	565,392	503,978
Income tax	6,028	7,551	15,371

Net result	Ps. (8,112,881)	Ps. (2,876,904)	Ps. 1,745,945

(1)	The net loss in 2020, was the result of the economic slowdown and the decline in consumption of refined products caused by Covid-19.
(2)	2019 net loss was due to the major maintenance of the Refinery that produced a decrease in the processing of crude oil in refined products.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

ii.	Associates

Condensed statements of financial position
Sierrita Gas Pipeline, LLC

	December 31,
	2020		2019
Current assets	Ps.	186,919	Ps.	331,694
Non-current assets		3,417,052		3,222,956

Total assets		3,603,971		3,554,650

Current liabilities		82,648		207,241

Total liabilities		82,648		207,241
Total equity		3,521,324		3,347,409

Total liabilities and equity	Ps.	3,603,971	Ps.	3,554,650

Condensed statements of comprehensive income
Sierrita Gas Pipeline, LLC

	December 31,
	2020		2019		2018
Sales and other income	Ps.	942,024	Ps.	669,579	Ps.	615,150
Costs and expenses		419,729		329,695		260,272

Net result	Ps.	522,295	Ps.	339,884	Ps.	354,878

Additional information about the significant investments in joint ventures and associates is presented below:

•

Deer Park Refining Limited (Joint venture). On March 31, 1993, PMI NASA acquired 49.99% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery (installed capacity of approximately 340,000 barrels per day of crude oil).Management decisions are made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants have the rights to the net assets in the proportion of their participation. This joint venture is recorded under the equity method.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Associates

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

•

CH4 Energía, S.A. de C.V. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 13. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment
Balances as of January 1, 2019	Ps.811,270,391	20,080,965	421,235,950	1,379,323,723	64,845,163	326,482,265	52,020,042	15,159,952	129,352,513	44,351,625	—	32,659	3,264,155,248

Transfers to rights of use	—	(7,005,141)	—	—	—	—	—	—	—	—	—	—	(7,005,141)
Acquisitions	8,337,019	252,382	1,251,488	29,072,723	316,499	5,436,425	184,863	1,735,581	82,520,111	182,563	—	—	129,289,654
Reclassifications	(1,381,310)	—	428,738	—	(51,885)	(614,430)	(234,643)	47,110	(106,429)	(16,161)	35,403	—	(1,893,607)
Unsuccessful wells	—	—	—	(69,231,587)	—	—	—	—	(7,922,365)	—	—	—	(77,153,952)
Capitalization	6,830,064	—	6,538,540	35,251,706	143,312	13,013,199	2,566	955,134	(62,722,409)	(12,112)	—	—	—
(Impairment)	(21,207,717)	—	(53,718,547)	(101,683,066)	(500,745)	(43,001,652)	—	(2,076,680)	(2,249,951)	—	—	—	(224,438,358)
Reversal of impairment	48,389,246	—	85,500,267	31,086,852	1,023	25,167,135	—	646,603	2,364,078	—	—	—	193,155,204
Disposals	(3,396,366)	(235,382)	(301,359)	(151,405)	(1,435,140)	—	(1,565,266)	(112,482)	(1,310,108)	(356,379)	(35,403)	(32,659)	(8,931,949)

Balances as of December 31, 2019	Ps.848,841,327	13,092,824	460,935,077	1,303,668,946	63,318,227	326,482,942	50,407,562	16,355,218	139,925,440	44,149,536	—	—	3,267,177,099

Acquisitions	13,934,129	246,351	1,911,502	15,602,539	1,118,794	3,696,726	294,329	552,865	131,963,334	543,472	—	—	169,864,041
Reclassifications	(1,446,201)	—	228,056	—	361,131	—	410,240	7,586	(1,234,963)	115,107	24,601	—	(1,534,443)
Capitalization	9,906,725	—	19,022,425	42,183,243	616,006	15,695,486	8,835	1,532	(87,150,784)	(283,468)	—	—	—
(Impairment)	(66,031,126)	—	(9,392,862)	(48,028,474)	(65,964)	(16,210,995)	—	—	(20,210,911)	—	—	—	(159,940,332)
Reversal of impairment	9,797,281	153,456	11,943,047	73,801,995	1,563,299	25,872,979	8,159	426,560	19,856	—	—	—	123,586,632
Disposals	(3,297,113)	—	(2,855,580)	—	(6,599,754)	(1,184,109)	(2,300,115)	(514,229)	(1,441,548)	(298,828)	(24,601)	—	(18,515,877)
Balances as of December 31, 2020	Ps.811,705,022	13,492,631	481,791,665	1,387,228,249	60,311,739	354,353,029	48,829,010	16,829,532	161,870,424	44,225,819	—	—	3,380,637,120

Accumulated depreciation and amortization
Balances as of January 1, 2019	(436,603,123)	(5,998,481)	(173,264,040)	(973,467,746)	(42,924,256)	(179,831,090)	(42,161,378)	(7,419,050)	—	—	—	—	(1,861,669,164)

Transfers to rights of use	—	943,639	—	—	—	—	—	—	—	—	—	—	943,639
Depreciation and amortization	(49,473,592)	(591,168)	(16,380,653)	(51,574,532)	(2,131,913)	(13,820,275)	(2,556,539)	(658,338)	—	—	—	—	(137,187,010)
Reclassifications	1,303,186	—	41,225	—	205,661	116,278	220,301	6,956	—	—	—	—	1,893,607
Disposals	3,308,366	128,561	184,172	817	1,226,345	—	1,449,659	92,471	—	—	—	—	6,390,391

Balances as of December 31, 2019	Ps.(481,465,163)	(5,517,449)	(189,419,296)	(1,025,041,461)	(43,624,163)	(193,535,087)	(43,047,957)	(7,977,961)	—	—	—	—	(1,989,628,537)

Depreciation and amortization	(42,071,837)	(384,993)	(14,042,861)	(56,325,342)	(1,989,834)	(11,671,929)	(2,249,987)	(895,037)	—	—	—	—	(129,631,820)
Reclassifications	1,782,525	—	(90,590)	—	(103,562)	—	(203,053)	149,123	—	—	—	—	1,534,443
Disposals	1,172,277	—	2,576,418	—	5,824,019	968,552	2,164,127	512,922	—	—	—	—	13,218,315

Balances as of December 31, 2020	Ps.(520,582,198)	(5,902,442)	(200,976,329)	(1,081,366,803)	(39,893,540)	(204,238,464)	(43,336,870)	(8,210,953)	—	—	—	—	(2,104,507,599)

Wells, pipelines, proper0ties, plant and equipment—net as of December 31,2019	Ps.367,376,164	7,575,375	271,515,781	278,627,485	19,694,064	132,947,855	7,359,605	8,377,257	139,925,440	44,149,536	—	—	1,277,548,562

Wells, pipelines, properties, plant and equipment—net as of December 31,2020	Ps.291,122,824	7,590,189	280,815,336	305,861,446	20,418,199	150,114,565	5,492,140	8,618,579	161,870,424	44,225,819	—	—	1,276,129,521

Depreciation rates	3 to 5%	5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—	—	—
Estimated useful lives	20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—	—	—

(1)	Mainly wells, pipelines and plants.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

During 2020, PEMEX detected errors in certain costs and expenses used for the determination of the value in use of certain cash-generating units in the exploration and production segment as of December 31, 2019. This resulted in a different value in use in some cash-generating units and thus, an increase in the value of wells, pipelines, plants and platforms1 as of December 31, 2019 in the amount of Ps. 65,799,060 and a favorable impact in the results of operation of PEMEX for 2019, for the same amount (see Note 4-B).

A.

As of December 31, 2020, 2019 and 2018, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 3,893,248, Ps. 2,959,025 and Ps. 2,198,191, respectively. Financing cost rates during 2020, 2019 and 2018 were 5.75% to 7.08%, 5.27% to 6.84% and 4.94% to 6.07%, respectively.

B.

The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2020, 2019 and 2018, recognized in operating costs and expenses, was Ps. 129,631,820, Ps. 137,187,010 and Ps. 153,382,040, respectively. These figures include Ps. 101,339,417, Ps. 103,173,593 and Ps. 124,790,099 for oil and gas production assets and costs related to the plugging and abandonment of wells in the amounts of Ps. 2,731,317, Ps. 4,700,151 and Ps. 983,438, for the years ended December 31, 2020, 2019 and 2018, respectively.

C.

As of December 31, 2020 and 2019, provisions relating to future plugging of wells costs amounted to Ps. 77,125,513 and Ps. 80,849,900, respectively, and are presented in the “Provisions for plugging of wells” (see Note 20).

D.

As of December 31, 2020, 2019 and 2018, acquisitions of property, plant and equipment include transfers from wells unassigned to a reserve for Ps. 6,229,356, Ps. 5,986,055 and Ps. 6,726,769 respectively (see Note 14) and Ps. 1,072,537 from available-for-sale non-financial assets as of December 31, 2019.

E.

As of December 31, 2020, 2019 and 2018, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. 490,203, Ps. (1,776,684) and Ps. (238,422), respectively, which was mainly plant.

F.	At the end of December 2020, PEMEX had impairment impacts mainly due to the long reduction in crude oil prices and the decrease in demand for products, resulting from the Covid-19 pandemic.

As of December 31, 2020, 2019 and 2018, PEMEX recognized a net impairment of Ps. (36,353,700), Ps. (31,283,154) and a net reversal of impairment of Ps. 21,418,997, respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	2020			2019			2018
	(Impairment)	Reversal of impairment	(Impairment) / Reversal of impairment, net	(Impairment)	Reversal of impairment	(Impairment) / Reversal of impairment, net	(Impairment)	Reversal of impairment	Reversal of impairment / (Impairment) , net
Pemex Industrial Transformation	(71,761,571)	—	(71,761,571)	(1,275,480)	43,519,422	42,243,942	(13,788,470)	14,448,080	659,610
Pemex Exploration and Production(1)	(31,882,681)	66,914,222	35,031,541	(133,523,711)	29,487,824	(104,035,887)	(63,252,635)	128,266,251	65,013,616
Pemex Logistics	—	426,560	426,560	—	34,119,240	34,119,240	(40,288,338)	—	(40,288,338)
Pemex Fertilizers	(92,444)	—	(92,444)	(2,298,775)	—	(2,298,775)	(2,246,264)	—	(2,246,264)
PMI Azufre Industrial	—	42,214	42,214	(796,263)	—	(796,263)	—	—	—
PMI NASA	—	—	—	(1,162,014)	646,603	(515,411)	(1,719,627)	—	(1,719,627)

Total	(103,736,696)	67,382,996	(36,353,700)	(139,056,243)	107,773,089	(31,283,154)	(121,295,334)	142,714,331	21,418,997

(1)	See Note 4 for the correction of error in the impairment of Pemex- Exploration and Production CGUs for 65,799,060.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Cash-Generating Units of Pemex Industrial Transformation

As of December 31, 2020, 2019 and 2018, Pemex Industrial Transformation recognized a net impairment, a net reversal of impairment and a net reversal of impairment of Ps. (71,761,571), Ps. 42,243,942 and Ps. 659,610, respectively.

The net reversal of impairment was in the following CGUs:

	2020		2019	2018
Minatitlán Refinery	Ps.	(37,432,703)	—	—
Madero Refinery		(18,412,687)	—	(733,307)
Salamanca Refinery		(5,386,525)	—	—
Tula Refinery		(2,820,750)	—	(5,099,635)
Cadereita Refinery		(2,083,755)		—
Morelos Petrochemical Complex		(2,048,039)	—	—
New Pemex Gas Processor Complex		(1,080,831)	—	—
Cangrejera Petrochemical Complex		(1,484,489)	—	—
Ciudad Pemex Gas Processing Complex		(709,127)	—	—
Morelos Ethylene Processor Complex		(302,665)	—	—
Pajaritos Petrochemical Complex		—	(1,275,480)	—
Salina Cruz Refinery		—	—	(7,955,528)

Impairment		(71,761,571)	(1,275,480)	(13,788,470)

Salina Cruz Refinery	Ps.	—	13,535,526	—
Minatitlán Refinery		—	9,391,433	14,448,080
Madero Refinery		—	7,721,233	—
Morelos Petrochemical Complex		—	7,547,233	—
Cangrejera Petrochemical Complex		—	3,143,924	—
Tula Refinery		—	2,180,073	—

Reversal of impairment		—	43,519,422	14,448,080

Net (impairment) reversal of impairment	Ps.	(71,761,571)	42,243,942	659,610

As of December 31, 2020, the impairment of Ps. (71,761,571) was mainly due to (i) lower production levels, mainly at the Madero, Minatitlan and Tula Refineries due to a lower crude oil processing rate than previously projected; (ii) decrease in the price of products; (iii) a decrease in the discount rate of CGUs of refined products and gas by 0.64% and 0.46% respectively, and increase in petrochemicals by 1.15% and ethylene by 0.26%; and (iv) the depreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 18.8452 = U.S. $1.00 as of December 31, 2019 to Ps. 19.9487 = U.S. $1.00 as of December 31, 2020, which are used as cash flows when U.S. dollars are taken as reference.

In 2019, the net reversal of impairment was mainly due to (i) important maintenance plans to recover assets use levels; (ii) a greater supply of light crude oil by Pemex Exploration and Production improving the quality of refined products such as gasoline, turbosines and decreasing residual products such as fuel oil; (iii) an increase in the discount rate of CGUs of refined products, gas, petrochemicals and a decrease in ethylene by 0.03%, 0.09%, 0.06%, and 0.5% respectively, due to the effect of weighting of elements with which the references are determined; and (iv) the appreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 18.8452 = U.S. $1.00 as of December 31, 2019, which are used as cash flows when U.S. dollars are taken as reference.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

In 2018, the net reversal of impairment was mainly due to (i) an increase in processing of refined products due to higher imports of crude oil and humid gas resulting in an increase in income related to transportation fees; (ii) the appreciation of the U.S. dollar against the peso, from a peso/U.S. dollar exchange rate of Ps.19.7867 = U.S. $1.00 as of December 31, 2017 to Ps. 19.6829 = U.S. $1.00 as of December 31, 2018; (iii) a decrease in the discount rate of CGUs of refined products and gas and petrochemicals by 0.1% and 8.1%, respectively; and (iv) an increase in maintenance of the refineries and a decrease in gas production.

To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of December 31,
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2019
	Refining			Gas			Petrochemicals			Ethylene**
Average crude oil Price	48.89 usd	54.13 usd	53.98 usd	N.A.			N.A.			N.A.
Processed volume	920 mbd	723 mbd	680 mbd	2,134 mmpcd of humid gas	2,056 mmpcd of humid gas	2,717mmpcd of humid gas	Variable because the load inputs are diverse
Rate of U.S. dollar	$19.9487	$18.8452	$19.6829	$19.9487	$18.8452	$19.68	19.9487	$18.8452	$19.6829	$18.8452
Useful lives of the cash-generating units (year average)	12	12	14	7	7	8	7	7	7	6
Discount rate	10.83%	11.47%	11.52%	9.76%	10.22%	10.22%	9.76%	8.61%	8. 92%	8.03%
Period*	2020-2032	2020-2032	2019-2034	2020-2027	2020-2027	2019-2027	2020-2027	2020-2027	2019-2026	2020-2026

*	The first 5 years are projected and stabilize at year 6.
**	This entity was merged into Pemex Industrial Transformation on July 1, 2019.

CGUs in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of December 31, 2020, 2019 and 2018, the value in use for the impairment of fixed assets was as follows:

	2020		2019	2018
Salamanca Refinery	Ps.	44,777,784	—	—
Cadereyta Refinery		40,793,541	—	—
Salina Cruz Refinery		30,422,588	—	9,428,152
Minatitlán Refinery		18,819,247	61,673,158	54,846,565
Cangrejera Ethylene Processor Complex		11,493,567
Tula Refinery		34,829,922	40,450,717	39,429,897
Madero Refinery		6,799,072	27,840,687	21,083,328
Morelos Complex (Ethylene)		9,396,765	13,731,548	—
Pajaritos Complex (Ethylene)		—	1,275,480	—

Total value in use	Ps.	197,332,486	144,971,590	124,787,942

Cash-Generating Unit of Pemex Exploration and Production

As of December 31, 2020, 2019 and 2018, Pemex Exploration and Production recognized a net reversal of impairment, and net impairment and a net reversal of impairment of Ps. 35,031,541, Ps. (104,035,887), and Ps. 65,013,616, respectively. See Note 4 for correction of non-material error in 2019 figures.

The net reversal of impairment was in the following CGUs:

	2020		2019	2018
Aceite Terciario del Golfo	Ps.	29,954,188	—	29,592,864
Cantarell		23,218,889	—	98,673,388
Burgos		9,084,982	7,929,552	—
Tsimin Xux		3,920,244	—	627,426
Cuenca de Macuspana		735,919	—	—
Crudo Ligero Marino		—	949,645	—
Yaxche		—	20,608,627	—
Antonio J. Bermúdez		—	—	6,811,344
Tamaulipas Constituciones		—	—	140,125

Reversal of impairment		66,914,222	29,487,824	135,845,147

Chuc		(11,321,001)	(25,431,950)	(6,608,047)
Antonio J. Bermúdez		(9,705,730)	(3,562,021)	—
Ayín Alux		(3,269,173)	(2,220,696)	—
Tamaulipas Constituciones		(2,819,337)	—	—
Crudo Ligero Marino		(2,213,428)	—	(31,004,065)
Lakach		(1,269,083)	(56,119)	(841,718)
Arenque		(803,256)	—	—
Ixtal – Manik		(481,673)	(5,047,793)	—
Aceite Terciario del Golfo		—	(46,284,407)	—
Cantarell		—	(48,664,886)	—
Tsimin Xux		—	(1,062,635)	—
Cuenca de Macuspana		—	(166,013)	(1,343,836)
Poza Rica		—	(1,027,191)	—
Yaxche		—	—	(20,491,627)
Burgos		—	—	(10,542,238)

(Impairment)		(31,882,681)	(133,523,711)	(70,831,531)

Reversal of impairment (Impairment), net	Ps.	35,031,541	(104,035,887)	65,013,616

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of December 31, 2020, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 35,031,541 mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps. 50,763,557 mainly in the Cantarell and Aceite Terciario del Golfo (ATG) CGUs (ii) an increase in the volume of barrels of crude oil equivalent, generating an effect of Ps. 33,784,306 mainly in the ATG, Burgos and Crudo Ligero Marino CGUs. Additionally, there were increases in proven reserves in new fields, including Ixachi, Xikin, Jaatsul, Cheek, Uchbal, Tetl, Teekit, Suuk, Pokche and Mulach; (iii) the positive effect due to an exchange rate of Ps. 21,067,337, mainly in Cantarell, ATG and Burgos CGUs, from Ps. 18.8452 = U.S. $1.00 as of December 31, 2019 to Ps. 19.9487 = U.S. $1.00 as of December 31, 2020; (iv) an increase in taxes of Ps. 3,844,410 was recognized due to a lower income in the production and price profiles as compared to December 31, 2019, impacting Antonio J. Bermúdez, Chuc and Tsimin Xux CGUs, among others. These effects were partially offset by an increase in the discount rate of Ps. 74,428,069, or in percentage terms, from 6.18% in 2019 to 6.23% in 2020, which motivated the CGUs with higher revenues, sales volume, price and exchange rates to recognize this effect.

As of December 31, 2019, Pemex Exploration and Production recognized a net impairment of Ps. (104,035,887) mainly due to: (i) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps. (225,019,093), mainly in the Aceite Terciario del Golfo (“ATG”), Cantarell Chuc and Crudo Ligero Marino CGU. There were increases in the volume production profiles of new fields located in the CGU Yaxche (Xikin, Tetl, Teekit, Suuk, Pokche and Mulach fields) and Cuenca the Veracruz CGU (Ixachi field); however, these effects were only offset by those CGUs that presented a decrease in their production profiles; (ii) a decrease in crude oil and gas prices, generating a negative effect of Ps. (58,110,000) mainly in Cantarell, ATG, Chuc and Tsimin Xux ; (iii) a decrease in exchange rate from Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 18.8452 = U.S. $1.00 of December 31, 2019 resulting in a negative effect of Ps. (15,307,000) mainly in Cantarell, Yaxché, Chuc and Tsimin Xux CGUs; (iv) derived from the application of the Energy Reform in 2013, which defined that the exploratory wells of Round 1.3 will not contribute resources to Pemex Exploration and Production, and for that reason, an impairment of Ps. (9,477,854) was recognized. These effects were offset by (i) an increase in discount rate of Ps. 120,821,000 due to the updating of comparable companies taken as reference to the determination of the discount rate with the same risk profile, mainly in the ATG, Cantarell and Chuc; (ii) a net benefit from lower income in production profile of Ps. 17,258,000, mainly in ATG, Cantarell and Chuc as a result of lower income in their production profiles; and (iii) during 2020 Pemex Exploration and Production carried out an analysis of the distribution of costs used for the determination of the value in use of some of the CGUs, resulting in changes associated with the distribution of costs of internal services, as well as an improvement in the determination of cost-sharing factors, resulting in Ps. 65,799,060 of reversal of impairment.

As of December 31, 2018, Pemex Exploration and Production recognized a net reversal of impairment in the amount of Ps. 65,013,616 mainly due to (i) an advance of production in Cantarell for rethinking physical goals for the period from 2024 to 2029 with a recovery of Ps. 98,673,388. This computation was projected using a discount rate of 7.03% and a tax rate of 30% (observable market) on the operating profit with an economic horizon of 25 years, compared to a discount rate of 14.40% that includes the cost of financing and the pyramiding of taxes and observable rights in similar companies, including the Profit-sharing Duty; (ii) application in the fourth quarter of the relevant discount rate and tax rate (observable market), a net benefit was generated in most of the projects with respect to the previous year, mainly in the Aceite Terciario del Golfo project in the amount of Ps. 29,592,863. The foregoing was partially offset by an impairment of Ps. (63,252,635), mainly in (i) the Aguas Someras 2 projects in the amount of Ps. (58,318,030), (ii) the Crudo Ligero Marino projects, mainly due to higher water and salt content in the hydrocarbons reserves, (iii) the Yaxche Project, due to operating impacts in the fields directly related to production, and (iv) the Tsimin Xux and Chuc projects, mainly due to the natural decline of proved hydrocarbon reserves.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

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

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

	2020	2019	2018
Average crude oil price	52.96 USD/bl	48.69 USD/bl	58.02 USD/bl
Average gas price	5.21 USD/mpc	5.07 USD/mpc	4.89 USD/mpc
Average condensates price	61.09 USD/bl	57.67 USD/bl	43.21 USD/bl
Discount rate	6.23% annual	6.18% annual	7.03% annual

For 2020, 2019 and 2018 the total forecast production, calculated with a horizon of 25 years was 6,731 million, 7,123 million and 6,192 million barrels per day of crude oil equivalent, respectively.

Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

As of December 31, 2020, 2019 and 2018, values in use for CGU with impairment or reversal of impairment are:

	2020		2019	2018
Cantarell	Ps.	125,953,979	101,446,620	157,526,000
Chuc		63,880,611	72,301,156	97,970,000
Aceite Terciario del Golfo		39,947,448	12,667,016	80,713,000
Tsimin Xux		25,910,556	28,116,300	38,152,000
Crudo Ligero Marino		24,233,795	18,935,146	23,540,000
Antonio J. Bermúdez		24,027,588	39,195,252	—
Burgos		17,487,412	10,731,645	2,124,000
Ixtal – Manik		12,647,284	19,024,166	—
Ayín Alux		6,213,753	2,705,441	—
Tamaulipas Constituciones		5,416,487	—	—
Arenque		4,908,009	—	—
Cuenca de Macuspana		1,096,972	432,365	680,000
Lakach		(169,119)	(2,426,036)	(1,658,000)
Yaxche		—	93,677,507	516,000
Poza Rica		—	15,029,941	—

Total	Ps.	351,554,775	411,836,519	399,563,000

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Cash-Generating Units of Pemex Logistics

As of December 31, 2020, 2019 and 2018, Pemex Logistics recognized a reversal of impairment and impairment for Ps. 426,560, Ps. 34,119,240 and Ps. (40,288,338), respectively.

The net reversal of impairment and impairment were in the following CGUs:

	2020		2019	2018
Vessel	Ps.	303,516	—	—
Land transport (white pipelines)		123,044	—	—
Pipelines		—	34,119,240	—

Reversal of impairment		426,560	34,119,240	—

Pipelines		—	—	(40,288,338)

(Impairment)		—	—	(40,288,388)

Reversal (impairment) net	Ps.	426,560	34,119,240	(40,288,388)

	As of December 31,
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	Pipelines			Landing transport			Vessel
Discount rate	11.97%	11.94%	13.55%	11.97%	11.94%	13.55%	11.97%	11.94%	13.55%
Useful life	22	23	26	5	5	6	19	19	21

As of December 31, 2020, Pemex Logistics recognized a reversal of impairment in land transport and vessel CGUs for Ps. 426,560, mainly due to an increase in projected cash inflows.

The recoverable amount of assets is based on each asset’s value in use. As of December 31, 2019, Pemex Logistics recognized a reversal of impairment in the CGU of pipelines for Ps. 34,119,240 mainly due to (i) a decrease in the projected cost of losses from fuels subtraction from Ps. 39,388,055 as of December 31, 2018 to Ps. 4,644,846 as of December 31, 2019, which led to an improvement in future cash flows. Furthermore, the CRE established a mechanism that allowed Pemex Logistics to recover, through the pipeline transportation fee, a significant amount of the losses derived from fuel subtraction. Finally, a decrease in the discount rate from 13.55% at the end of 2018 to 11.94% at the end of 2019 due to the differences in curves used in reference rates between Mexican pesos and U.S. dollars.

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

CGU in Pemex Logistics are pipelines and transport equipment.

The recoverable amounts of the assets as of December 31, 2019 and 2018, corresponding to the discounted cash flows at the rate of 11.97%, 11.94% and 13.55%, respectively, as follows:

	2020		2019		2018

TAD, TDGL, TOMS (Storage terminals)	Ps.	95,169,597	Ps.	147,249,859	Ps.	92,772,003
Pipelines		88,740,662		105,319,693		—
Primary logistics		108,036,325		73,821,371		111,941,265
Land Transport (white pipes)		—		—		445,377

Total	Ps.	291,946,584	Ps.	326,390,923	Ps.	205,158,645

Cash-Generating Units of Pemex Fertilizers

CGU is a plant used in the ammonia process.

The recoverable amount of assets is based on each asset’s value in use. To determine cash flows, volumes to be produced and sales to be carried out were taken into consideration.

Discount rate

The discount rates used as of December 31, 2020, 2019 and 2018 were 9.51%, 10.15% and 8.92%, respectively, due to the updating of comparable companies taken as reference to the determination of the discount rate.

As of December 31, 2020, 2019 and 2018, Pemex Fertilizers recognized an impairment of Ps. (92,444), Ps. (2,298,775) and Ps. (2,246,264), respectively in CGUs mentioned above. The impairment was mainly caused from (i) the decrease in projected production due to the lack of raw material, (ii) increase in raw material prices, and (iii) decrease in ammonia prices.

	As of December 31,
	2020	2019	2018
	Plant
Exchange rate	19.9487	18.8452	19.6829
Discount rate	9.51%	10.15%	8.92%
Useful life	22	23	26

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Cash-Generating Unit of Pemex Azufre Industrial (PMI AZIND)

PMI AZIND, a 99% subsidiary of MGAS, has, as a principal asset, a sulfur solidifying plant, located in the maritime sulfur storage terminal in the integral port administration of Coatzacoalcos, Veracruz; this plant is considered the CGU of this company.

As of December 31, 2020, PMI AZIND recognized a net reversal of impairment of Ps. 42,214, due to an appraisal on the sulfur solidifying plant which resulted in an increase of its value.

As of December 31, 2019, PMI AZIND recognized an impairment of Ps. (796,263), due to an appraisal on the sulfur solidifying plant which resulted in a decrease of its value.

The recoverable amount is the fair value less costs of disposition. As of December 31, 2020 and 2019, the recoverable amounts were Ps. 528,577 and Ps. 513,882, respectively. The estimated useful life was 9 years in 2020 and 10 years in 2019.

Cash-Generating Units of PMI NASA

As of December 31, 2020, PMI NASA did not recognize any impairment change.

Cash-Generating Unit are flotating hotels (“Flotels”) “Reforma Pemex” and “Cerro de la Pez” which provide food and hospitality services.

As of December 31, 2019, PMI NASA recognized an impairment of Ps. (515,411), due to (i) an impairment in the Flotel Reforma Pemex of Ps. (1,146,278) as a result of rate adjustments; and (ii) a reversal of impairment of Ps. 630,866 in the Cerro de la Pez Flotel, as a consequence of the recovery in the development of projects. The cash flow methodology was used to determine the value in use of the flotels, applying discount rates of 15.81% and 16.94% with an average useful life of 17 years. The recoverable amount of the flotels is the value in use which amounted Ps. 3,747,142.

As of December 31, 2018, PMI NASA recognized an impairment of Ps. (1,719,627), due to the disuse of the Cerro de la Pez Flotel, as a consequence of the reduction in the development of projects in recent months. This impairment was calculated by comparing the amount that would have been required to acquire a flotel with similar characteristics to the replacement cost of a similar flotel constructed by a specialized company. The replacement cost as of December 31, 2018 was Ps. 1,476,218.

G.	As of December 31, 2019, drilling equipment that was acquired through capital lease arrangements were classified as rights of use that amounted to Ps. 6,223,655 (see Note 17).

H.

PEMEX can conduct exploration and extraction activities through Exploration and Extraction Contracts (“EECs”). The EECs are awarded individually, through associations or joint ventures based on guidelines approved by the Comisión Nacional de Hidrocarburos (“National Hydrocarbons Commission” or “CNH”) and are classified into:

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

EECs as of December 31, 2020 are:

a.	Production-sharing contracts:

The object of the production-sharing contracts is the execution of oil activities under shared production contracts among Mexico through the Mexican Government via the CNH and Pemex Exploration and Production (as contractor), for the contractual area and the sharing of costs, risks, and terms and conditions involved in the contract and in accordance with the applicable regulations and best practices of the industry receiving, in exchange, benefits in favor of the contractor.

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

•

Exploration and Extraction Contract, related to Block 8 Cuencas del Sureste, pursuant to a consortium formed by Pemex Exploration and Production, EPC Hidrocarburos México, S. A. de C. V. (EPC). and Ecopetrol Global Energy, S. L. U. (jointly liable). Pemex Exploration and Production was designated by all the participating companies and with the approval of the CNH as the operator of this contract and all operational aspects of the petroleum activities will be carried out only by the operator on behalf of all participating companies. Pemex Exploration and Production and EPC each have a 50% interest in this contractual area.

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

•

Hydrocarbons Exploration and Extraction Contract for Block 35, Cuenca del Sureste, by Shell Exploración y Extracción de México, S.A. de C.V (as operator) and Pemex Exploration and Production. Shell Exploración y Extracción de México, S.A. de C.V. and Pemex Exploration each have a 50% interest in this contractual area.

•

Exploration and Extraction Contract, related to the Santuario El Golpe Block, pursuant to a consortium formed by Pemex Exploration and Production (as partner) and Petrofac México, S.A. de C.V. (PETROFAC), as operator. Pemex Exploration and Production owns 64% of this contractual area and PETROFAC owns 36%.

•

Exploration and Extraction Contract, related to the Misión Block, pursuant to a consortium formed by Pemex Exploration and Production (as partner) and Servicios Múltiples de Burgos, S.A. de C.V. (as operator). Pemex Exploration and Production owns 51% of this contractual area and Servicios Múltiples de Burgos, S.A. de C.V. owns 49%.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

See below for a condensed statement of comprehensive income and condensed statement of financial position, summarizing the projects listed above:

			Production-sharing contracts
As of /For the year ended December 31, 2020	EK-Balam	Block 2	Block 8	Block 16	Block 17	Block 18	Block 29	Block 32	Block 33	Block 35	Santuario El Golpe	Misión	Ébano

Sales:
Net sales	11,838,057	—	—	—	—	—	—	—	—	—	1,559,644	942,514	374,118
Cost of sales	10,893,808	50,159	45,229	18,443	19,522	65,343	17,783	51,238	107,548	274,445	673,887	1,273,269	637,905

Gross income (loss)	944,249	(50,159)	(45,229)	(18,443)	(19,522)	(65,343)	(17,783)	(51,238)	(107,548)	(274,445)	885,757	(330,755)	(263,787)
Other income (loss), net	(128,602)	—	—	—	—	—	—	—	—	—	—	—	—
Administrative expenses	62,964	—	—	—	—	—	—	—	—	—	—	—	—

Operating income (loss)	752,683	(50,159)	(45,229)	(18,443)	(19,522)	(65,343)	(17,783)	(51,238)	(107,548)	(274,445)	885,757	(330,755)	(263,787)
Taxes, duties and other	—	—	—	—	—	—	—	—	—	—	—	—	—

Net income (loss)	752,683	(50,159)	(45,229)	(18,443)	(19,522)	(65,343)	(17,783)	(51,238)	(107,548)	(274,445)	885,757	(330,755)	(263,787)

Cash and cash equivalents	9	22,852	17,089	—	—	5,431	16	13,868	—	—	15,213	5	—
Accounts receivable	11,838,057	161,079	7,848	17,040	(907)	—	—	—	(31,348)	(21,559)	1,640,681	1,290,282	374,118

Total current assets	11,838,066	183,931	24,937	17,040	(907)	5,431	16	13,868	(31,348)	(21,559)	1,655,894	1,290,287	374,118
Wells, pipelines, properties, plant and equipment, net	39,477,424	—	—	—	—	—	—	—	—	—	1,344,617	802,194	1,317,055

Total assets	51,315,490	183,931	24,937	17,040	(907)	5,431	16	13,868	(31,348)	(21,559)	3,000,511	2,092,481	1,691,173

Suppliers	4,340,715	—	—	18,443	19,522	—	670	—	107,548	274,445	930,246	615,457	602,659
Taxes and duties payable	462	999	1,067	—	—	1,481	857	1,871	—	—	—	—	—
Other current liabilities	474,670	233,091	69,099	17,040	(907)	69,293	16,272	63,235	(31,348)	(21,559)	96,251	347,774	—

Total liabilities	4,815,847	234,090	70,166	35,483	18,615	70,774	17,799	65,106	76,200	252,886	1,026,497	963,231	602,659

Equity (deficit), net	46,499,643	(50,159)	(45,229)	(18,443)	(19,522)	(65,343)	(17,783)	(51,238)	(107,548)	(274,445)	1,974,014	1,129,250	1,088,514

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

		License contracts
As of /For the year ended December 31, 2020	Trion	Block 3	Block 2	Block 5	Block 18	Block 22	Cárdenas Mora	Ogarrio	Miquetla

Sales:
Net sales	—	—	—	—	—	—	1,005,967	1,184,356	167,504
Cost of sales	9,360	32,908	89,762	100,050	106,755	92,633	606,463	674,421	189,557

Gross income (loss)	(9,360)	(32,908)	(89,762)	(100,050)	(106,755)	(92,633)	399,504	509,935	(22,053)
Other income (loss), net	—	—	—	—	—	—	—	—	—
Administrative expenses	—	—	—	—	—	—	—	—	—

Operating income (loss)	(9,360)	(32,908)	(89,762)	(100,050)	(106,755)	(92,633)	399,504	509,935	(22,053)
Taxes, duties and other	—	—	—	—	—	—	—	—	—

Net income (loss)	(9,360)	(32,908)	(89,762)	(100,050)	(106,755)	(92,633)	399,504	509,935	(22,053)

Cash and cash equivalents	—	—	—	20	20	—	146	512	—
Accounts receivable	—	(32,908)	(36,216)	—	—	(48,872)	1,892,736	1,648,777	167,505

Total current assets	—	(32,908)	(36,216)	20	20	(48,872)	1,892,882	1,649,289	167,505
Wells, pipelines, properties, plant and equipment, net	—	—	—	—	—	—	1,774,845	1,345,902	97,546

Total assets	—	(32,908)	(36,216)	20	20	(48,872)	3,667,727	2,995,191	265,051

Suppliers	9,360	—	85,698	670	—	92,633	690,174	980,727	181,605
Taxes and duties payable	—	—	—	4,976	5,312	—	—	—	—
Other current liabilities	—	—	(32,152)	94,424	101,463	(48,872)	886,914	464,933	—

Total liabilities	9,360	—	53,546	100,070	106,775	43,761	1,577,088	1,445,660	181,605

Equity (deficit), net	(9,360)	(32,908)	(89,762)	(100,050)	(106,755)	(92,633)	2,090,639	1,549,531	83,446

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 14.	INTANGIBLE ASSETS, NET

At December 31, 2020 and 2019, intangible assets, net are mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 22,775,784 and Ps.14,584,524, respectively as follows:

A. Wells unassigned to a reserve

	2020		2019
Wells unassigned to a reserve:
Balance at the beginning of period	Ps.	12,831,281	Ps.	9,779,239
Additions to construction in progress		23,237,519		17,028,974
Transfers against expenses		(8,404,284)		(7,990,877)
Transfers against fixed assets		(6,229,356)		(5,986,055)

Balance at the end of period	Ps.	21,435,160	Ps.	12,831,281

In addition, as of December 31, 2020 and 2019, PEMEX recognized expenses related to unsuccessful wells of Ps. 19,351,986 and Ps. 79,595,185, respectively, directly in its statement of comprehensive income.

B. Other intangible assets

As of December 31, 2020	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance at the beginning of the year	Ps.	4,593,100	2,174,063	6,767,163
Additions		375,801	27,785	403,586
Disposals		(139,663)	(527,489)	(667,152)
Effects of foreign exchange		56,067	94,741	150,808

	Ps.	4,885,305	1,769,100	6,654,405

Amortization accumulated
Balance at the beginning of the year	Ps.	(4,232,303)	(781,617)	(5,013,920)
Disposals		138,099	132,935	271,034
Amortization		(441,229)	(37,759)	(478,988)
Effects of foreign exchange		(56,681)	(35,226)	(91,907)

		(4,592,114)	(721,667)	(5,313,781)

Balance at the end of the year	Ps.	293,191	1,047,433	1,340,624

Useful lives		1 to 3 years	Up to 36 years

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of December 31, 2019	Licenses	Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance at the beginning of the year	4,391,069	2,255,551	Ps. 6,646,620
Additions	201,853	28,850	230,703
Effects of foreign exchange	(13,436)	(96,724)	(110,160)

	4,579,486	2,187,677	6,767,163
Amortization accumulated
Balance at the beginning of the year	(3,871,442)	(743,865)	Ps. (4,615,307)
Amortization	(386,414)	(70,617)	(457,031)
Effects of foreign exchange	25,553	32,865	58,418

	(4,232,303)	(781,617)	(5,013,920)
Balance at the end of the year	347,183	1,406,060	Ps. 1,753,243

Useful lives	1 to 3 years	Up to 36 years

NOTE 15.	LONG-TERM NOTES RECEIVABLE, GOVERNMENT BONDS AND OTHER ASSETS

As of December 31, 2020 and 2019, the balance of long-term notes receivable was as follows:

A.	Long-term notes receivable

	2020	2019
Promissory notes issued by the Mexican Government	Ps. —	Ps. 121,624,852
Other long-term notes receivable (1)	886,827	940,454

Total long-term notes receivable	Ps. 886,827	Ps. 122,565,306

(1)	Mainly collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Promissory notes issued by the Mexican Government

	2020	2019
Total promissory notes issued by the Mexican Government	Ps. —	Ps. 126,534,822
Less: current portion of notes receivable issued by the Mexican Government, net of expected credit losses (2)	—	4,909,970
Long-term promissory notes	Ps. —	Ps. 121,624,852

(2)	The amount reflects the principal and interest from promissory note 4 in 2019 matured on March 31, 2020.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of December 31, 2019, PEMEX held promissory notes with a discounted value of Ps. 126,534,822. These promissory notes had annual maturity dates ranging from 2020 to 2036 and yielding rates ranging from 5.39% to 7.00%, as follows:

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

From January 1 to November 19, 2020 PEMEX recognized Ps. 7,097,040 in interest from these promissory notes. This amount was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes were fixed all throughout their lifespans and up to their maturities.

As of December 31, 2019, as part of the Mexican Government’s strategy to finance PEMEX, Petróleos Mexicanos received the prepayment of 7 promissory notes (one maturing in 2019 and 6 in anticipated form) in the amount of Ps. 38,705,497 (Ps. 32,493,666 of principal and Ps. 6,211,831 of interest), which was transferred to the Fideicomiso Fondo Laboral Pemex (“Pemex Labor Fund” or “FOLAPE”) for the obligation payment related to its pension and retirement plan obligation. The monetization of 2 promissory notes took place after the document’s expiration date, resulting in additional interest of Ps. 614.

On March 31, 2020, Petróleos Mexicanos received the payment of promissory note No. 4 in the amount of Ps. 4,983,670 (Ps. 4,102,622 of principal and Ps. 881,048 of interest), which was transferred to the FOLAPE.

On November 19, 2020, Petróleos Mexicanos and the SHCP agreed to exchange 16 promissory notes in favor of Petróleos Mexicanos (notes 5 to 20) in a total amount of Ps. 128,656,192 for 18 series of Mexican Government local bonds (the “Government Bonds”). The resources from the Government Bonds will be exclusively transferred to the FOLAPE for the payments related to its pension and retirement plan obligations.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The roll-forward related to the promissory notes is as follows:

	December 31,
	2020(i)		2019
Balance at the beginning of the year	Ps.	126,534,822	156,981,745
Long-term receivable from the Mexican Government		(4,102,622)	(32,493,666)
Accrued interests		7,097,040	8,266,574
Interests received from promissory notes		(881,048)	(6,211,831)
Reversal of (impairment) of the promissory notes		8,000	(8,000)
Exchange from promissory notes to Bonds		(128,656,192)	—

Balance at the end of the year	Ps.	—	126,534,822

(i)	Until November 19, 2020.

B. Government bonds

As of December 31, 2020, the balance of Government Bonds (see Note 15-A), includes Government Bonds valued at amortized cost as follows:

	2020
Government bonds	Ps.	129,549,519
Less: current portion of Government Bonds, net of expected credit losses (1)		18,036,557

Total long-term notes receivable	Ps.	111,512,962

(1)	Includes an expected credit loss of Ps. 17,581.

As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.

On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds will be transferred to the FOLAPE for payments related to its pension and retirement plan obligations.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Income interest generated by the Government Bonds amounted Ps. 2,103,099 during 2020, which were recognized as financial income in the consolidated statement of comprehensive income and of which Petróleos Mexicanos received the payment of Ps. 817,270.

The Government Bonds consist of 18 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the SHCP with maturities between 2021 and 2026, with a notional amount of Ps. 118,280,727 and Ps. 913,482 in UDIs.

As of December 31, 2020, the fair value of the transferred assets is Ps. 129,320,536, and the fair value of the associated liabilities is Ps. 95,630,214, resulting in a net position of Ps. 33,690,322.

As of December 31, 2020, the recorded liability is Ps 95,597,610 (see Note 16).

The roll-forward of the Mexican Bonds is as follows:

	2020
Promissory notes value at the beginning of the exchange as of November 19, 2020	Ps.	128,656,192
Financial income from the Exchange of promissory notes to Bonds		130,419

Initial value of Mexican Bonds as of November 19, 2020		128,786,611
Accrued interests		2,103,099
Interests received from bonds		(817,270)
Impact of the valuation of bonds in UDIS		(505,339)
(Impairment) of bonds		(17,582)

Balance at the end of the year	Ps.	129,549,519

C.	Other assets

At December 31, 2020 and 2019, the balance of other assets was as follows:

	December 31,
	2020		2019
Payments in advance	Ps.	5,223,679	2,650,251
Other(1)		1,680,934	1,518,801
Insurance		678,897	484,955

Total other assets	Ps.	7,583,510	4,654,007

(1)

Includes restricted cash for Ps. 50,661 as of December 31, 2020, as a result of a cash retention ordered by the court in a commercial judgement promoted by OPCO Soluciones, S.A. de C.V. against PEMEX’s subsidiary company AGRO, due to lack of payment by this subsidiary company.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 16.	DEBT

The Ley de Ingresos de la Federación (“Federal Income Law”) applicable to PEMEX as of January 1, 2020, published in the Official Gazette of the Federation on November 25, 2019, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 10,000,000 and an external net debt up to U.S. $1,250,000. PEMEX can incur additional internal or external debt, as long as the total amount of net debt (Ps. 34,875,000, equivalent to U.S. $1,851,000) does not exceed the ceiling established by the Federal Income Law.

The Board of Directors approves the global financing proposal of public debt of Petróleos Mexicanos in order to incorporate it into the Federal Income Law for the fiscal year 2020, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law).

During the period from January 1 to December 31, 2020, PEMEX participated in the following financing activities:

•	On January 21, 2020 Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $102,000,000 to U.S. $112,000,000.

•	On January 28, 2020, Petróleos Mexicanos issued U.S. $5,000,000 of debt securities under its U.S. $112,000,000 Medium-Term Notes Program, Series C, in two tranches:

•	(1) U.S. $2,500,000 5.950% Notes due 2031

•	(2) U.S. $2,500,000 6.950% Notes due 2060

All debt securities under this program are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

•	On January 30, 2020, Petróleos Mexicanos repurchased a total of U.S. $61,992 notes due 2020.

•	On February 6, 2020, Petróleos Mexicanos consummated the early settlement of its waterfall exchange offer pursuant to which it exchanged:

A)	a total of U.S. $1,252,303 of notes and bonds with maturity dates between 2021 and 2026 as follows:

•	(1) U.S. $264,752 aggregate principal amount of its outstanding 5.500% Notes due 2021,

•	(2) U.S. $171,662 aggregate principal amount of its outstanding 6.375% Bonds due 2021,

•	(3) U.S. $148,535 aggregate principal amount of its outstanding 4.875% Notes due 2022,

•	(4) U.S. $63,854 aggregate principal amount of its outstanding Floating Rate Notes due 2022,

•	(5) U.S. $157,487 aggregate principal amount of its outstanding 5.375% Notes due 2022,

•	(6) U.S. $216,727 aggregate principal amount of its outstanding 3.500% Notes due 2023,

•	(7) U.S. $117,333 aggregate principal amount of its outstanding 4.625% Notes due 2023 and

•	(8) U.S. $111,953 aggregate principal amount of its outstanding 4.500 % Notes due 2026,

for U.S. $1,300,000 aggregate principal amount of its new 5.950% Notes due 2031.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

B)	a total of U.S. $1,374,426 of notes and bonds with maturity dates between 2044 and 2048 as follows:

•	(1) U.S. $179,332 aggregate principal amount of its outstanding 5.500% Notes due 2044,

•	(2) U.S. $750,969 aggregate principal amount of its outstanding 5.625% Bonds due 2046 and

•	(3) U.S. $444,125 aggregate principal amount of its outstanding 6.350% Notes due 2048,

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

•	On May 26, 2020, Petróleos Mexicanos partially renewed a credit line of U.S. $400,000 maturing on May 2020 for U.S. $200,000 maturing in 2021 linked to three-month LIBOR plus 350 basis points.

•	On August 24, 2020, Petróleos Mexicanos entered into a U.S. $150,000 term loan due August 2022, which bears interest at a floating rate linked to three-month LIBOR plus 425 basis points.

•	On October 16, 2020, Petróleos Mexicanos issued U.S. $1,500,000 of its 6.875% Notes due October 2025 under its U.S. $112,000,000 Medium Term Notes Program, Series C.

•

On November 20, 2020, Petróleos Mexicanos monetized the Government Bonds by entering into a three-year financial arrangement to raise Ps. 95,597,610 at a rate of 8.56275% per annum, with a maturity of November 24, 2023. Petróleos Mexicanos retains the economic rights of the New Government Bonds, accordingly Petróleos Mexicanos accounts for them as restricted assets and recognizes debt for this transaction. (See Note 15-B)

•

On December 7, 2020, PMI Trading, as borrower, and Petróleos Mexicanos, as guarantor, entered into a U.S. $1,500,000 revolving credit facility maturing in 2023, which bears interest at a floating rate linked to LIBOR plus 300 to 475 basis points.

•

On December 15, 2020, PEMEX implemented a financial factoring transaction to support its suppliers for an amount of Ps. 4,067,650 for 180 days at the Tasa de Interés Interbancaria de Equilibrio (“TIIE”) or for 91 days at a rate of 172 to 247 basis points.

Petróleos Mexicanos renewed and restructured one of its liquidity management lines for which it entered into a new revolving credit contract with a banking union. This new line was made available to PMI Trading, with Petróleos Mexicanos’ corporate guarantee to meet its financial needs and strengthen PEMEX’s liquidity.

As of December 31, 2020, Petróleos Mexicanos and PMI Trading (previously managed by HHS) had U.S. $7,700,000 and Ps. 37,000,000 in available credit lines in order to provide liquidity, of which U.S. $1,900,000 and Ps. 37,000,000 are available.

All of the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective sucessors and assignees.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

On December 1, 2020, credit lines operated by HHS were transferred to PMI Trading. From January 1 to December 31, 2020, PMI Trading obtained U.S. $28,489,000 from its revolving credit line and repaid U.S. $27,657,935. As of December 31, 2019, the outstanding amount under this revolving credit line was U.S. $1,556,000. As of December 31, 2020, the outstanding amount under this revolving credit line was U.S. $2,387,065.

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

The Board of Directors approves the global financing proposal of public debt of Petróleos Mexicanos in order to incorporate it into the Federal Income Law for the fiscal year 2019, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law).

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

•

On December 23, 2019, Petróleos Mexicanos issued Ps. 5,100,368 aggregate principal amount of Certificados Bursatiles due 2024 at a rate linked to the TIIE plus 1%. These Certificados Bursatiles were issued under Petróleos Mexicanos’ Ps. 100,000,000 or Unidades de Inversión (“UDI”) equivalent Certificados Bursátiles Program.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of December 31, 2019, Petróleos Mexicanos had U.S. $7,450,000 and Ps. 37,000,000 in available credit lines in order to provide liquidity, of which U.S. $6,780,000 and Ps. 16,000,000 are available.

All the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services (until July 1, when merged, see Note 1) and Pemex Logistics.

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

As of December 31, 2020 and 2019 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

As of December 31, 2020 and 2019, debt was as follows:

2020
	Rate of interest (1)	Maturity	Pesos	Foreign currency
U.S. dollars
Bonds	Fixed from 1.7% to 9.5% and LIBOR plus 0.35% to 3.65%	Various to 2060	1,290,409,906	U.S. $	64,686,416
Project financing	Fixed from 2.45% and LIBOR plus 0.24% to 1.75%	Various to 2028	34,345,097		1,721,671
Direct loans	Fixed to 5.25% and LIBOR plus 1.75% to 4.25%	Various to 2031	28,275,087		1,417,390
Syndicated loans	LIBOR plus 2.35%	Various to 2024	49,871,676		2,499,996
Bank loans	LIBOR plus 3.50% to 5.28%	Various to 2023	1,170,542		58,678
Revolving credit lines	LIBOR plus 2.00% to 3.75% and Fed effective plus 1.30%	2021	119,110,538		5,970,842
Financing of Infrastructure asset	Fixed from 5.4% and 8.4%	Various to 2036	28,131,267		1,410,180
Total financing in U.S. dollars			1,551,314,113	U.S. $	77,765,173

Euros
Bonds	Fixed from 1.875% to 5.5% and EURIBOR plus 2.4%	Various to 2030	307,867,094		€12,614,815
Direct loans	Fixed to 5.11%	Various to 2023	12,202,600		500,000

Total financing in Euros			320,069,694		€13,114,815

Japanese yen:
Bonds	Fixed from 0.54% to 3.5%	Various to 2026	21,243,790		¥109,900,621

Pesos

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

2020
	Rate of interest (1)	Maturity	Pesos	Foreign currency
Certificados bursátiles	TIIE plus 1.00%, and fixed at 7.19% to 7.65%	Various to 2026	113,253,512
Direct loans	Fixed at 6.55% and TIIE plus 0.85% to 4.1%	Various to 2029	19,061,275
Plus Factoring	TIIE plus 1.25% to 2.0%	In 2021	4,067,650
Syndicated loans	TIIE plus 0.95%	Various to 2025	19,740,035
Monetization of Mexican Government Bonds	Fixed at 8.56275%	Various to 2023	95,597,610
Total financing in pesos			251,720,082
UDIs
Certificados bursátiles	Zero rate and Fixed at 3.02% to 5.23%	Various to 2035	37,346,014
Other currencies:
Bonds	Fixed from 1.75% to 8.25%	Various to 2025	33,355,569
Total principal in pesos(2)			2,215,049,262
Plus: accrued interest			42,656,852
Notes payable to contractors(3)			1,021,203

Total principal and interest			2,258,727,317
Less: short-term maturities			347,755,237
Current portion of notes payable to contractors(3)			685,178
Accrued interest			42,656,852

Total short-term debt and current portion of long-term debt			391,097,267

Long-term debt			1,867,630,050

2019
	Rate of interest (1)	Maturity	Pesos	Foreign currency
U.S. dollars
Bonds	Fixed from 1.7% to 9.5% and LIBOR plus 0.35% to 3.65%	Various to 2050	1,118,518,559	U.S. $	59,352,968
Project financing	Fixed from 2.45% and LIBOR plus 0.24% to 1.75%	Various to 2028	41,154,129		2,183,799
Direct loans	Fixed from 2.50% to 5.25% and LIBOR plus 1.65% to 3.50%	Various to 2031	62,698,930		3,327,050
Syndicated loans	LIBOR plus 2.35%	Various to 2024	47,107,647		2,499,716
Bank loans	LIBOR plus 1.19% to 3.50%	Various to 2023	1,862,411		98,827
Revolving credit lines	LIBOR plus 1.85%	2020	12,626,284		670,000
Financing of Infrastructure asset	Fixed from 5.4% and 8.4%	Various to 2036	28,143,335		1,493,395
Total financing in U.S. dollars			1,312,111,295	U.S. $	69,625,755

Euros
Bonds	Fixed from 1.875% to 5.5% and EURIBOR plus 2.4%	Various to 2030	293,984,741		€13,897,557
Direct loans	Fixed to 5.11% and EURIBOR plus 2.5%	Various to 2023	11,561,660		546,554

Total financing in Euros			305,546,401		€14,444,111

Japanese yen:

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

2019
	Rate of interest (1)	Maturity	Pesos	Foreign currency
Bonds	Fixed from 0.54% to 3.5% and LIBOR yen plus 0.75%	Various to 2026	30,148,292	¥173,865,582

Pesos
Certificados bursátiles	Mexican Government Treasury Certificates (“Cetes”) , TIIE(1) plus 0.15% to 1.00%, and fixed at 7.19% to 9.1%	Various to 2026	133,409,581
Direct loans	Fixed at 6.55% and 7.01% and TIIE plus 0.85% to 4.01%	Various to 2029	38,558,166
Syndicated loans	TIIE plus 0.95%	Various to 2025	24,270,589
Revolving credit lines	TIIE plus 1.50% and 1.95%	Various to 2020	21,000,000

Total financing in pesos			217,238,336
UDIs
Certificados bursátiles	Zero rate and Fixed at 3.02% to 5.23%	Various to 2035	41,388,521

Other currencies:
Bonds	Fixed from 1.5% to 8.25%	Various to 2025	41,553,990

Total principal in pesos(2)			1,947,986,835
Plus: accrued interest			33,146,807
Notes payable to contractors(3)			2,040,446

Total principal and interest			1,983,174,088
Less: short-term maturities			210,530,524
Current portion of notes payable to contractors(3)			1,246,854
Accrued interest			33,146,807

Total short-term debt and current portion of long-term debt			244,924,185

Long-term debt			1,738,249,903

The following table presents the roll-forward of total debt of PEMEX for each of the year ended December 31, 2020 and 2019, which includes short and long-term debt:

	2020 (i)		2019 (i)
Changes in total debt:
At the beginning of the year	Ps.	1,983,174,088	Ps.	2,082,286,116
Transfers to lease liabilities		—		(6,053,280)
Loans obtained - financing institutions		1,292,197,518		1,167,834,946
Debt payments		(1,151,962,147)		(1,185,042,283)
Accrued interest(ii)		144,207,950		128,061,187
Interest paid		(130,989,150)		(127,945,203)
Foreign exchange		122,099,058		(75,967,395)

At the end of the year	Ps.	2,258,727,317	Ps.	1,983,174,088

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.
(ii)

For 2020 and 2019, includes Ps. 1,555,266 and Ps. (1,476,826), respectively, of income (expenses) consisting of Ps. 1,868,501 and Ps. (958,142), respectively, of expenses and discounts related to issuance of debt and Ps. (313,275) and Ps. (518,684), respectively, of fees to the issuance of debt.

	2021	2022	2023	2024	2025	2026 and thereafter	Total

Maturity of the total principal outstanding and accrued interest as of December 31, 2020, for each of the years ending December 31.	391,097,267	117,932,866	131,155,018	181,061,085	114,228,026	1,323,253,055	2,258,727,317

(1)

As of December 31, 2020 and 2019, interest rates were as follows: 3 month LIBOR of 0.23838% and 1.90838%, respectively; 6 month LIBOR of 0.25763% and 1.91213%, respectively; TIIE rate of 4.4842% and 7.5555%, respectively, for 28 days; TIIE rate of 4.4660% and 7.4465%, respectively, for 91 days.

(2)	Includes financing from foreign banks of Ps. 1,992,963,415 and Ps. 1,648,779,936, as of December 31, 2020 and 2019, respectively.
(3)	The total amounts of notes payable to contractors as of December 31, 2020 and 2019, current and long-term, are as follows:

	2020		2019

Total notes payable to contractors (a) (b)	Ps.	1,021,204	Ps.	2,040,446
Less: current portion of notes payable to contractors		685,179		1,246,854

Notes payable to contractors (long-term)	Ps.	336,025	Ps.	793,592

(a)

PEMEX has entered into FPWCs pursuant to which the hydrocarbons and construction in progress are property of Pemex Exploration and Production. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2020 and 2019, PEMEX had an outstanding amount payable of Ps. 81,364 and Ps. 755,860, respectively.

(b)

During 2007, Pemex Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading (“FPSO”) vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2020 and 2019, the outstanding balances owed to the contractor were Ps. 939,839 (U.S. $47,112) and Ps. 1,284,587 (U.S. $68,165), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	Amount

2021	33,005
2022	17,265

Less accrued interest	3,158
Total	47,112

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

(4)	As of December 31, 2020 and 2019, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	2020		2019

U.S. dollar	Ps.	19.9487	Ps.	18.8452
Japanese yen		0.1933		0.1734
Pounds sterling		27.2579		24.9586
Euro		24.4052		21.1537
Swiss francs		22.5720		19.4596

NOTE 17.	LEASES

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

Lease information where PEMEX is a lessee is presented as follows:

i.	Rights of use assets are as follow:

	Rights of use assets
	Transportation and storage equipment		Plants	Drilling equipment (1)	Rights of use	Port facilities	Buildings	Lands	Total
Balance as of January 1, 2019	U.S. $	40,029,595	24,099,662	6,223,655	1,922,291	371,348	75,771	38,258	72,760,580
Depreciation of the year		(5,377,668)	(1,854,894)	(162,153)	(86,342)	(33,949)	(16,015)	(3,028)	(7,534,049)
Additions		895,291	3,448,691	—	—	1,286,054	5,456	—	5,635,492
Currency translation effect		(43,709)	—	—	—	—	—	—	(43,709)

Balance as of December 31, 2019		35,503,509	25,693,459	6,061,502	1,835,949	1,623,453	65,212	35,230	70,818,314
Depreciation of the year		(4,868,961)	(1,869,775)	(122,874)	(84,399)	355,505	(17,567)	(2,951)	(6,611,022)
Cancellations		(5,476,350)	—	—	—	—	—	—	(5,476,350)
Additions		97,891	—	—	—	438,951	—	579	537,421
Currency translation effect		12,292	—	—	—	—	1,116	511	13,919
Impairment		—	—	—	(87,025)	—	—	—	(87,025)

Balance as of December 31, 2020		25,268,381	23,823,684	5,938,628	1,664,525	2,417,909	48,761	33,369	59,195,257

Estimated useful life		1 to 10 years	14 years	10 years	23 years	20 years	1to 5 years	5 years

(1)	Note 13-F.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

ii.	Leases liabilities are as follows:

	2020		2019
Lease liabilities recognized at January 1, 2020	Ps.	68,148,627	70,651,797
Additions		625,410	5,683,676
Cancellations		(6,578,337)	—
Payments of principal		(7,979,972)	(10,709,421)
Accrued interest		5,398,964	4,800,153
Interests paid		(2,030,829)	—
Foreign exchange		5,600,265	(2,277,578)

Lease liabilities at December 31, 2020	Ps.	63,184,128	68,148,627

The obligation recognized as of December 31, 2020 and 2019, amounted to Ps. 63,184,128 and Ps. 68,148,627, of which Ps. 8,106,937 and Ps. 5,847,085 were recognized in current liabilities and Ps. 55,077,191 and Ps. 62,301,542 in non-current liabilities, respectively.

iii.	Amounts recognized in the statement of comprehensive Income

	Total
	2020		2019
Depreciation of rights of use	Ps.	7,229,231	7,429,275
Interests from lease liabilities		5,784,476	5,360,072
Expenses related to short-term leases		7,631	58,701

iv.	Amounts recognized in the statement of cash flows

	Total
	2020		2019
Lease payments (principal and interests)	Ps.	(10,010,801)	(10,709,421)

NOTE 18.	DERIVATIVE FINANCIAL INSTRUMENTS

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

One of PEMEX’s policies is to contribute to minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between incoming cash flows from operations and outgoing cash flows related to its liabilities.

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

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2020, approximately 14.3% of PEMEX’s total net debt outstanding (including DFIs) consisted of floating rate debt.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps and options. Through the swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate in exchange for receiving payments referenced to a floating interest rate. On the other hand, under the option agreements, PEMEX acquires protection against possible raises in the floating interest rates of some of its liabilities.

As of December 31, 2020, Petróleos Mexicanos was a party to four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $956,250 at a weighted average fixed interest rate of 2.35% and a weighted average term of 4.3 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of financing operations, PMI NASA has also executed four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $24,190, at a weighted average fixed interest rate of 4.17% and a weighted average term of 1.41 years.

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

IBOR reference rates transition

As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars, will cease to be published in 2022, and are expected to be replaced by alternative reference rates, based on risk-free rates obtained from market operations.

The discontinuation of the publication of these rates was scheduled for December 2021, nevertheless, on November 2020 the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars.

Therefore, PEMEX has identified and is reviewing contracts expiring after the applicable cessation dates, which could have an impact derived from the change in the aforementioned rates. PEMEX will continue working on amendments to any contracts which may be required as a result of the transition.

PEMEX has a reduced number of financial instruments referenced to floating rates in U.S. dollars with maturity and interest rate fixation after June 2023. This portfolio is composed of debt instruments and DFIs as shown below:

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Notional Amounts (in thousands of each Currency)	U.S. $
Debt	(3,972,777)
DFIs
Interest Rate Swaps	400,000
Interest Rate Options	(2,500,000)

figures not audited

To the date, PEMEX is monitoring the evolution of the IBORs transition in the market, to anticipate any negative impact that these changes could have.

Once the alternative reference rates are defined, as well as the new discount curves and any other valuation parameters, PEMEX will be able to estimate the impact that such changes will have on financial instruments’ market value and financial cost.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of December 31, 2020, PEMEX did not enter into any DFIs, since no debt in currencies other than U.S. dollars or pesos was issued.

Nonetheless, during 2020, PEMEX carried out the restructure three cross-currency swaps, one of which had a recouponing provision. These DFIs hedged the exchange rate exposure of a €1,250,000 debt with maturity in 2027. For this restructuring PEMEX entered into, without cost, structures which are composed of a cross-currency swap and the sale of a call option, guaranteeing complete protection up to a certain exchange rate and partial protection above that level. This allowed PEMEX to eliminate the recouponing provision without cost. Once this restructure had been carried out, 10% of this debt remains hedged with a cross-currency swap.

Additionally, during 2019 PEMEX restructured a cross-currency swap which had a recouponing provision. This DFI hedged the exchange rate exposure of a €725,000 debt with maturity in 2025. For this restructure PEMEX entered into, without cost, three options structures called “Seagull Options” to hedge the same notional risk as the original swap. These structures protect the short exposure in euros against an appreciation of the euro versus the U.S. dollar in a specific range and result in a benefit if the euro depreciates up to a certain exchange rate. In addition, in order to mitigate the exchange rate risk derived from the coupons, PEMEX entered into only coupon swaps for the same notional amount. These eliminated the recouponing provision without cost.

PEMEX recorded a total net foreign exchange (loss) gain of Ps. (128,949,304), Ps. 86,930,388 and Ps. 23,659,480, for the years ended December 31, 2020, 2019 and 2018, respectively; these amounts include the unrealized foreign exchange gain (loss) associated with debt of Ps. 122,099,058, Ps. 75,967,395 and Ps. 19,762,208 for the years ended December 31, 2020, 2019 and 2018, respectively. Unrealized foreign exchange gains and losses do not impact PEMEX’s cash flows. The depreciation of the peso during 2020 caused a total net foreign exchange loss because a significant part of PEMEX’s debt, 88.64% (principal only) as of December 31, 2020 is denominated in foreign currency. Unrealized foreign exchange losses and gains do not impact PEMEX’s cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect PEMEX’s ability to meet U.S. dollar-denominated financial obligations and improves PEMEX’s ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase PEMEX’s peso debt service costs on a U.S. dollar basis.

Certain of the PMI Subsidiaries face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that financial assets must be denominated in its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one.

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

Afterwards, during 2019 PEMEX entered into a crude oil hedge for fiscal year 2020, pursuant to which PEMEX hedged 243 thousand barrels per day for the period between December 2019 and December 2020, for U.S. $178,268.

Finally, during 2020 PEMEX entered into a crude oil hedge for fiscal year 2021, pursuant to which PEMEX hedged 332.5 thousand barrels per day for the period between December 2020 and June 2021, for U.S. $119,920.

In addition to supplying natural gas, Pemex Industrial Transformation can offer DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices.

Since 2017, when this service began to be offered, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it would bear under such offered DFIs. Petróleos Mexicanos then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to financial counterparties by entering into the opposite position of such DFI with the counterparty. As of December 31, 2020, there were no DFIs since all the DFIs in its portfolio expired in 2019. In the event that Pemex Industrial Transformation enters into new trades, its DFI portfolio has VaR and CaR limits in order to limit market risk exposure.

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

As of December 31, 2020, the VaRs of PEMEX’s investment portfolios were Ps. (7.81) for the Peso Treasury Portfolio, Ps. 0.00 for FOLAPE, and U.S. $0.00 for the U.S. Dollar Treasury Portfolio.

Additionally, PEMEX has a portfolio of Mexican Government bonds. These securities are classified for accounting purposes as restricted assets. These securities are considered not to be exposed to market risk, unlike the investment portfolios’ securities. Therefore, there is no need to calculate a VaR.

In addition to the exposure to interest rate fluctuations of the DFIs in which PEMEX is obligated to make payments referenced to floating rates, PEMEX’s DFIs are exposed to mark-to-market (“MtM”) volatility as a result of changes in the interest rate curves used in their valuation.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

INTEREST RATE and CURRENCY DFIs Interest rate sensitivity to + 10 bp
	Interbank Yield Curves			PEMEX Curves
Currency	Sensitivity debt	Sensitivity DFIs	Sensitivity net	Sensitivity debt
CHF	1,472	(1,318)	154	1,352
Euro	75,107	(59,653)	15,454	56,790
Pound Sterling	4,123	(3,845)	278	3,469
Yen	5,478	(2,202)	3,276	4,314
Peso	32,446	731	33,177	25,855
UDI	12,935	(12,935)	0	7,093
U.S. dollar	1,425,168	198,150	1,623,318	482,311
			Figures not audited

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2020, 2019 and 2018, in which PEMEX assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.

At December 31, 2020, 2019 and 2018, had market interest rates been 25 basis points higher, with all other variables remaining constant, net loss for the year would have been Ps. 606,839, Ps. 644,506 and Ps. 649,339 higher for December 31, 2020, 2019 and 2018, respectively, primarily as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, net loss for the year would have been Ps. 606,839, Ps. 644,506 and Ps. 649,339 lower at December 31, 2020, 2019 and 2018, respectively, primarily as a result of a decrease in interest expense.

Exchange rate risk quantification

The investments of PEMEX’s portfolios do not face foreign exchange rate risk because the funds of such portfolios are used to meet obligations in pesos and U.S. dollars.

Currency DFIs are entered into in order to hedge exchange rate risk arising from debt flows in currencies other than pesos and U.S. dollars or inflation risk arising from debt flows in UDIs. However, due to the accounting treatment, net income is exposed to MtM volatility, mainly as a result of changes in the exchange rates used in their valuation.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

INTEREST RATE and CURRENCY DFIs Exchange rate sensitivity +1% and VaR 95%
	Interbank Yield Curves				PEMEX Curves
Currency	Sensitivity Debt	Sensitivity DFIs	Sensitivity Net	VaR 95% Net	Sensitivity Debt
CHF	(6,206)	6,168	(38)	(29)	(5,840)
Euro	(195,594)	133,604	(61,990)	(47,729)	(165,822)
Pound Sterling	(12,857)	12,804	(54)	(53)	(11,535)
Yen	(11,453)	3,123	(8,330)	(6,304)	(9,423)
Peso	(138,257)	(18,326)	(156,583)	(247,424)	(121,302)
UDI	(21,795)	21,795	(0)	(0)	(15,376)
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

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2020, 2019 and 2018, in which PEMEX assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2020, 2019 and 2018, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps. 168,334, Ps.180,408 and Ps.192,025 lower, respectively, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, net income for the period would have increased by Ps. 168,334, Ps.180,408 and Ps. 192,025, respectively, primarily as a result of the decrease in exchange rate losses.

Hydrocarbon price risk quantification

Pemex Industrial Transformation occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2020, Pemex Industrial Transformation’s natural gas DFI portfolios had no market risk exposure, as all the DFIs in its portfolios expired in 2019.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

PMI Trading’s global VaR associated with commodities market risk was U.S. $(17,102) as of December 31, 2020. This VaR was calculated using the historical method with a 99% confidence level, two-year history and a one-day horizon. The minimum VaR recorded on the year was U.S. $(7,055) (registered on November 12, 2020) and the maximum VaR recorded on the year was U.S. $(28,196) (registered on August 21, 2020). As of December 31, 2019, the global VaR was U.S. $(15,016).

The quantification of crude oil price risk is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. As of December 31, 2020, this was U.S. $(18,921).

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

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure to its counterparties to a specific threshold amount, as well as the counterparties’ exposure to PEMEX. The specified thresholds were reached in five cross-currency swaps during 2020, which were used to hedge the exchange rate exposure to the euro and to the pounds sterling, and in three cross-currency swaps during 2019, which were used to hedge the exchange rate exposure to the euro and to the pounds sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their MtM value to zero. During 2020, PEMEX did not enter into any cross-currency swap with these characteristics.

In addition, PEMEX has entered into long-term DFIs with mandatory early termination clauses (pursuant to which, at a given date and irrespective of the current MtM, the DFI will terminate and settle at the corresponding MtM, and PEMEX can either enter into a new DFI with the same counterparty or a new counterparty), which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of December 31, 2020, PEMEX has entered into two Japanese yen Seagull Option structures, with early termination clauses in July 2021. PEMEX intends to renew these trades in order to maintain the hedge.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The current and potential exposures, aggregated by credit rating, are as follows:

Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A+	159,107	688,392	558,981	306,952	117,716	119,358	—
A	18,079	248,971	338,829	301,736	167,414	100,000	—
A-	(19,996)	365,910	294,322	131,104	122,823	—	—
BBB+	397,989	546,936	720,605	613,680	556,650	261,542	174,457
BBB	211,862	466,967	767,225	867,931	648,179	438,457	320,565
BBB-	(10,213)	99,334	178,698	175,904	136,312	139,725	—
					Figures not audited

PEMEX also faces credit risk derived from its investments. As of December 31, 2020, all the positions in domestic currency were in Mexican Government bonds in pesos. Given the current credit rating, the default probability in this currency is zero according to the default’s frequency matrices from rating agencies, therefore no quantification or disclosure of this exposure is made.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation significantly has reduced its credit risk exposure related to the DFIs.

In order to qualify for these DFIs, Pemex Industrial Transformation’s customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, according to the credit guidelines, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. The credit guidelines indicate that Pemex Industrial Transformation may offer DFIs with an exemption from collateral requirements up to certain amounts through a credit line approved by the credit committee, based on an internal financial and credit assessment. Moreover, if the credit line is insufficient to cover each client’s exposure, the client is obligated to deposit collateral.

In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client would be terminated, rights to any available collateral would be exercised and, if the collateral were insufficient to cover the fair value, or in the absence of collateral, natural gas supply would be suspended until the payment is made.

As of December 31, 2020, Pemex Industrial Transformation had no DFIs since all the DFIs of its portfolios expired in 2019. As such, once the total settlement of the operations was carried out, the exempt credit lines expired and the guarantees deposited by the clients were entirely returned.

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

In addition, as of December 31, 2020, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 28,000,000 and Ps. 9,000,000 with expiration dates in November 2022 and November 2023, respectively; another revolving credit line provides access to U.S. $5,500,000 with expiration date in June 2024.

Finally, the investment strategies of PEMEX’s portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.

Certain PMI Subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury, which provides access to two syndicated credit lines for up to U.S. $700,000 and U.S. $1,500,000 (this last credit line was transferred from Petróleos Mexicanos to PMI during December 2020) and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI Subsidiaries have access to bilateral credit lines from financial institutions for up to U.S. $250,000.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring certain financial ratios as set forth in the policies approved by each company’s board of directors.

The following tables show the cash flow maturities as well as the fair value of PEMEX’s debt and DFI portfolios as of December 31, 2020 and 2019. It should be noted that:

•	For debt obligations, these tables present principal cash flow and the weighted average interest rates for fixed rate debt.

•

For interest rate swaps, interest rate options, cross-currency swaps and currency options, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2020(1)

	Year of expected maturity date
	2021		2022		2023		2024		2025		2026 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	47,898,708	Ps.	32,956,060	Ps.	48,471,704	Ps.	25,996,376	Ps.	49,333,976	Ps.	1,116,179,110	Ps.	1,320,835,934	Ps.	1,347,156,276
Average interest rate (%)														6.37%
Fixed rate (Japanese yen)		—		—		5,799,000		—		—		15,444,790		21,243,790		18,797,463
Average interest rate (%)														1.35%
Fixed rate (pounds sterling)		—		9,537,663		—		—		12,204,125		—		21,741,788		23,010,709
Average interest rate (%)														5.72%
Fixed rate (pesos)		115,284,491		1,999,401		—		57,433,886		—		31,029,696		205,747,474		199,047,983
Average interest rate (%)														7.91%
Fixed rate (UDIs)		4,314,460		—		—		—		—		33,031,555		37,346,014		30,673,537
Average interest rate (%)														4.03%
Fixed rate (euros)		42,716,224		38,987,905		34,137,539		30,418,586		40,230,700		117,736,691		304,227,645		315,417,306
Average interest rate (%)														3.77%
Fixed rate (Swiss francs)		3,385,165		—		8,228,615		—		—		—		11,613,780		11,650,958
Average interest rate (%)														1.93%

Total fixed rate debt		213,599,047		83,481,030		96,636,858		113,848,848		101,768,801		1,313,421,841		1,922,756,425		1,945,754,232
Variable rate (U.S. dollars)		122,317,252		25,979,932		11,649,479		56,443,974		5,602,565		9,506,180		231,499,382		228,630,238
Variable rate (Japanese yen)														—		—
Variable rate (euros)		—		—		15,842,049		—		—		—		15,842,049		15,375,645
Variable rate (pesos)		12,524,115		8,471,904		7,026,631		10,768,263		6,856,660		325,035		45,972,609		42,934,001

Total variable rate debt		134,841,368		34,451,836		34,518,160		67,212,237		12,459,225		9,831,215		293,314,040		286,939,885
Total debt	Ps.	348,440,415	Ps.	117,932,866	Ps.	131,155,018	Ps.	181,061,085	Ps.	114,228,026	Ps.	1,323,253,056	Ps.	2,216,070,465	Ps.	2,232,694,117

Note: Numbers may not total due to rounding.

(1)

The information in this table has been calculated using exchange rates at December 31, 2020 of: Ps. 19.9487 = U.S. $1.00; Ps. 0.1933 = 1.00 Japanese yen; Ps. 27.2579 = 1.00 pound sterling; Ps. 6.605597 = 1.00 UDI; Ps. 24.4052 = 1.00 euro; and Ps. 22.5720 = 1.00 Swiss franc.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2019(1)

	Year of expected maturity date
	2020	2021	2022	2023	2024	2025 Thereafter	Total Carrying Value	Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps. 52,874,594	Ps. 36,474,941	Ps. 36,288,484	Ps. 51,814,555	Ps. 24,377,105	Ps. 959,097,000	Ps. 1,160,926,679	Ps. 1,233,260,685
Average interest rate (%)							6.2535%
Fixed rate (Japanese yen)	—	—	—	5,202,000	—	13,848,692	19,050,692	17,812,094
Average interest rate (%)							1.3483%
Fixed rate (pounds sterling)	—	—	8,725,102	—	—	11,157,892	19,882,994	21,733,929
Average interest rate (%)							5.7247%
Fixed rate (pesos)	10,009,595	20,004,204	1,999,293	—	57,381,081	30,985,764	120,379,937	114,148,170
Average interest rate (%)							7.4867%
Fixed rate (UDIs)	5,137,194	4,183,481	—	—	—	32,067,846	41,388,521	37,209,163
Average interest rate (%)							4.0514%
Fixed rate (euros)	27,490,652	36,993,461	33,752,122	29,564,507	26,321,684	136,705,664	290,828,090	314,159,720
Average interest rate (%)							3.7095%
Fixed rate (Swiss francs)	11,669,169	2,920,578	—	7,081,249	—	—	21,670,996	22,167,273
Average interest rate (%)							1.6996%

Total fixed rate debt	107,181,204	100,576,665	80,765,001	93,662,311	108,079,870	1,183,862,858	1,674,127,909	1,760,491,034

Variable rate (U.S. dollars)	37,129,938	14,165,499	23,671,360	10,931,702	53,275,137	14,051,426	153,225,062	153,747,749

Variable rate (Japanese yen)	11,097,600	—	—	—	—	—	11,097,600	11,112,957

Variable rate (euros)	983,647	—	—	13,734,663	—	—	14,718,310	14,969,735

Variable rate (pesos)	55,384,990	8,456,465	8,435,081	6,991,763	10,600,586	6,989,516	96,858,401	96,135,647

Total variable rate debt	104,596,175	22,621,964	32,106,441	31,658,128	63,875,723	21,040,942	275,899,373	275,966,088

Total debt	Ps. 211,777,379	Ps. 123,198,629	Ps. 112,871,442	Ps. 125,320,439	Ps. 171,955,593	Ps. 1,204,903,800	Ps. 1,950,027,282	Ps. 2,036,457,122

Note: Numbers may not total due to rounding.

(1)

The information in this table has been calculated using exchange rates at December 31, 2019 of: Ps. 18.8452 = U.S. $1.00; Ps. 0.1734 = 1.00 Japanese yen; Ps. 24.9586 = 1.00 pound sterling; Ps. 6.399018 = 1.00 UDI; Ps. 21.1537 = 1.00 euro; and Ps. 19.4596 = 1.00 Swiss franc.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes

Other than Trading as of December 31, 2020(1) (2)

	Year of expected Maturity Date
	2021	2022	2023	2024	2025	2026 Thereafter	Total Carrying Value	Fair Value (3)

Hedging Instruments
Interest Rate DFI (2) (4)
Interest Rate Swaps (U.S. dollars)
Variable to fixed	Ps. 4,724,765	Ps. 4,607,486	Ps. 4,466,068	Ps. 3,316,471	Ps. 2,443,716	Ps. —	Ps. 19,558,505	Ps. (712,107)
Average pay rate	3.22%	3.25%	3.37%	3.68%	4.13%	0.00%	n.a.	n.a.
Average receive rate	0.90%	0.91%	1.12%	1.67%	2.38%	0.00%	n.a.	n.a.
Interest Rate Options
Buy Cap, Sell Floor on floating in U.S. dollar LIBOR 1M	—	—	—	49,871,750	—	—	49,871,750	(1,331,188)

Currency DFI
Cross-currency swaps
Receive euros/Pay U.S. dollars	37,204,824	35,595,644	46,550,277	26,565,185	39,334,093	107,601,624	292,851,648	9,939,110
Receive Japanese yen / Pay U.S. dollars	—	—	4,814,650	—	—	—	4,814,650	505,772
Receive pounds sterling / Pay U.S. dollars	—	9,781,187	—	—	11,802,848	—	21,584,035	839,037
Receive UDI/ Pay pesos	3,000,000	—	—	—	3,063,181	27,450,032	33,513,214	6,834,051
Receive Swiss francs/ Pay U.S. dollars	3,018,890	—	7,281,276	—	—	—	10,300,166	913,809
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	—	—	—	—	—	15,456,770	15,456,770	14,918
Buy Call, Sell Call and Sell Put on euros	42,647,378	—	—	30,462,413	17,668,200	30,462,413	121,240,404	3,167,805
Sell Call on pounds sterling	—	—	—	—	12,271,443	—	12,271,443	(85,994)
Sell Call on Swiss francs	—	—	8,225,571	—	—	—	8,225,571	(70,196)
Sell Call on Euros	—	14,621,958	15,840,455	—	15,840,455	57,878,585	104,181,452	(2,118,100)

N.A. = not applicable.

Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2020 of: Ps. 19.9487 = U.S. $1.00 and Ps. 24.4052 = 1.00 euro.
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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The following tables show the estimated amount of principal and interest cash flow maturities of PEMEX’s financial liabilities as of December 31, 2020 and 2019 (DFIs are not included):

Financial Liabilities Interest and Principal Cash Flow Maturities as of December 31, 2020(1)

	Year of expected maturity date
	Total Carrying Value	2021	2022	2023	2024	2025	2026 Thereafter	Total

Financial Liabilities
Suppliers	281,978,041	281,978,041	—	—	—	—	—	281,978,041
Accounts and accrued expenses Payable	30,709,497	30,709,497	—	—	—	—	—	30,709,497
Leases	63,184,128	12,899,935	8,695,992	8,660,013	8,151,473	7,392,278	54,962,972	100,762,663
Debt	2,258,727,317	386,573,778	230,702,075	322,593,741	277,735,672	203,016,590	2,243,851,381	3,664,473,237

Total	Ps.2,634,598,983	Ps.712,161,251	Ps.239,398,067	Ps.331,253,754	Ps.285,887,145	Ps.210,408,868	Ps.2,298,814,353	Ps.4,077,923,438

Note: Numbers may not total due to rounding.

(1)

The information in this table has been calculated using exchange rates on December 31, 2020 of: Ps. 19.9487 = U.S. $1.00; Ps. 0.1933 = 1.00 Japanese yen; Ps. 27.2579 = 1.00 pound sterling; Ps. 6.605597 = 1.00 UDI; Ps. 24.4052 = 1.00 euro; and Ps. 22.5720 = 1.00 Swiss franc.

Financial Liabilities Interest and Principal Cash Flow Maturities as of December 31, 2019(1)

	Year of expected maturity date
	Total Carrying Value	2020	2021	2022	2023	2024	2025 Thereafter	Total

Financial Liabilities
Suppliers	208,034,407	208,034,407	—	—	—	—	—	208,034,407
Accounts and accrued expenses Payable	26,055,151	26,055,151	—	—	—	—	—	26,055,151
Leases	68,148,628	11,424,336	9,982,471	9,507,408	9,493,269	9,361,805	62,776,808	112,546,097
Debt	1,983,174,088	312,757,186	222,227,670	205,355,068	213,879,603	254,613,606	2,104,560,030	3,313,393,163

Total	Ps.2,285,412,274	Ps.558,271,080	Ps.232,210,141	Ps.214,862,476	Ps.223,372,872	Ps.263,975,411	Ps.2,167,336,838	Ps.3,660,028,818

Note: Numbers may not total due to rounding.

(1)

The information in this table has been calculated using exchange rates at December 31, 2019 of: Ps. 18.8452 = U.S. $1.00; Ps. 0.1734 = 1.00 Japanese yen; Ps. 24.9586 = 1.00 pound sterling; Ps. 6.399018 = 1.00 UDI; Ps. 21.1537 = 1.00 euro; and Ps. 19.4596 = 1.00 Swiss franc.

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

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black and Scholes model, and for crude oil options, through the Levy model for Asian options.

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

Embedded derivatives

In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2020 and 2019, PEMEX did not recognize any embedded derivatives (foreign currency or index).

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of December 31, 2020 and 2019, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 16,629,978 and Ps. (5,153,841), respectively. As of December 31, 2020 and 2019, PEMEX did not have any DFIs designated as hedges.

The following table shows the fair values and notional amounts of PEMEX’s DFIs, including those with an open position and those that have matured but that have not been settled, which were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2020 and 2019. It should be noted that:

•	DFI’s fair value includes CVA and is calculated based on market quotes obtained from market sources such as Bloomberg and PIP.

•

Fair value is calculated internally, either by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency, or through other standard methodologies commonly used in the financial markets for certain specific instruments.

		December 31, 2020.		December 31, 2019
DFI	Position	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar LIBOR + spread.	9,350,953	(330,814)	11,189,338	(79,096)
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 6-month U.S. dollar LIBOR + spread.	9,724,991	(370,094)	11,024,442	(9,181)
Cross-currency swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	33,513,214	6,834,051	37,742,553	3,116,439
Cross-currency swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	—	—	12,419,108	(1,403,975)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Japanese yen.	4,814,650	505,772	4,548,319	316,373
Cross-currency swaps	PEMEX pays floating in 3-month U.S. dollar LIBOR + spread and receives floating in 3-month euro LIBOR + spread.	15,277,498	761,958	14,432,394	(523,552)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	277,574,150	9,177,152	292,557,157	(5,606,276)
Cross-currency swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in pound sterling.	9,781,187	712,072	9,204,373	526,632

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

		December 31, 2020.		December 31, 2019
DFI	Position	Notional Amount	Fair Value	Notional Amount	Fair Value
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in pound sterling.	11,802,848	126,965	11,149,951	(9,852)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	10,300,166	913,809	20,729,537	797,159
Interest Rate Options	PEMEX Buy Cap, Sell Floor on floating in U.S. dollar LIBOR 1M.	49,871,750	(1,331,187)	—	—
Currency Options	PEMEX Buy Put, Sell Put and Sell Call on Japanese yen	15,456,770	14,918	13,881,133	123,244
Currency Options	PEMEX Buy call, Sell Call and Sell Put on euro	121,240,404	3,167,805	105,123,586	360,731
Currency Options	PEMEX Sell Call on pound sterling	12,271,443	(85,994)	11,242,387	(81,137)
Currency Options	PEMEX Sell Call on CHF	8,225,571	(70,196)	7,116,252	(74,535)
Currency Options	PEMEX Sell Call on euro	104,181,452	(2,118,100)	66,560,662	(1,223,283)
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	482,561	(11,199)	768,561	(10,954)

Subtotal			17,896,918		(3,781,263)

		December 31, 2020		December 31, 2019
IFD		Volume (MMb)	Fair Value	Volume (MMb)	Fair Value

Crude oil Options	PEMEX buys Put and sells Put	55.20	(1,266,940)	85.05	(1,372,577)

		December 31, 2020		December 31, 2019
DFI	Market	Volume (MMb)	Fair value	Volume (MMb)	Fair value

Futures	Exchange traded	0.64	Ps.(32,340)	2.4	Ps.(124,835)

Petroleum Products Swaps	Exchange traded	(1.48)	Ps.(95,572)	4.3	Ps.(318,410)

Notes: Amounts may not total due to rounding.

(1)

The fair value of the Futures and the Petroleum Products Swaps was recognized as “Cash and cash equivalents” in the statement of financial position because PEMEX considered these financial assets to be fully liquid.

The exchange rate for U.S. dollars as of December 31, 2020 and 2019 was Ps. 19.9487 and Ps. 18.8452 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2020 and 2019 was Ps. 24.4052 and Ps. 21.1537 per euro, respectively.

For the years ended December 31, 2020, 2019 and 2018, PEMEX recognized a net gain (loss) of Ps. 17,096,141, Ps. (23,263,923) and Ps. (19,115,951), respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The following table presents the fair value of PEMEX’s DFIs that are included in the consolidated statement of financial position in Derivative financial instruments (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2020 and 2019:

Derivatives assets Fair value
	December 31, 2020	December 31, 2019

Derivatives not designated as hedging instruments
Crude oil options	Ps. —	Ps. —
Currency options	3,184,942	559,751
Natural gas options	—	—
Cross-currency swaps	22,763,051	10,936,579
Natural gas swaps	—	—
Interest rate swaps	—	—
Others	—	—

Total derivatives not designated as hedging instruments	25,947,993	11,496,330

Total assets	Ps. 25,947,993	Ps. 11,496,330

	Derivatives liabilities Fair value
	December 31, 2020	December 31, 2019

Derivatives not designated as hedging instruments
Crude oil options	Ps.(1,266,940)	Ps.(1,372,577)
Currency options	(2,219)	(75,776)
Natural gas options	—	—
Interest rate options	(1,331,187)	—
Cross-currency swaps	(6,005,562)	(15,102,586)
Natural gas swaps	—	—
Interest rate swaps	(712,107)	(99,232)
Others	—	—

Total derivatives not designated as hedging instruments	(9,318,015)	(16,650,171)

Total liabilities	Ps. (9,318,015)	Ps. (16,650,171)

Net total	Ps. 16,629,978	Ps. (5,153,841)

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The following tables presents the net gain (loss) recognized in income on PEMEX’s DFIs for the years ended December 31, 2020, 2019 and 2018, in the consolidated statement of comprehensive income which is presented in the “Derivative financial instruments (cost) income, net” line item:

Derivatives not designated as hedging instruments	Amount of gain (loss) recognized in the Statement of operations on derivatives
	December 31, 2020		December 31, 2019		December 31, 2018
Forwards	Ps.	—	Ps.	—	Ps.	2,007,393
Futures		(1,612,650)		(1,460,990)		374,112
Crude oil options		4,996,014		(2,762,358)		2,329,051
Currency options		2,698,749		(2,447,050)		(2,210,301)
Natural gas options		—		49		185
Interest rate options		(1,802,514)		—		—
Cross-currency swaps		13,770,848		(16,019,238)		(21,902,567)
Crude oil futures swaps		(176,341)		—		—
Natural gas swaps		—		2		117
Interest rate swaps		(777,965)		(574,338)		286,059
Others		—		—		—

Total	Ps.	17,096,141	Ps.	(23,263,923)	Ps.	(19,115,951)

NOTE 19.	EMPLOYEE BENEFITS

Until December 31, 2015, Petróleos Mexicanos and Subsidiary Entities only had defined benefit pension plans for the retirement of its employees, to which only Petróleos Mexicanos and the Subsidiary Entities contribute. Benefits under these plans are based on an employee’s salary and years of service completed at retirement. As of January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities also have a defined contribution pension plan, in which both Petróleos Mexicanos and the Subsidiary Entities and the employee contribute to an employee’s individual account.

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

As of December 31, 2019, Petróleos Mexicanos and Subsidiary Entities funded its employees benefits through Mexican trusts, the resources of which come from the retirement line item of PEMEX’s annual budget (an operating expense), or any other line item that substitutes or relates to this line item, or that is associated with the same line item and the interests, dividends or capital gains obtained from the investments of the trusts.

In 2019, the Board of Directors of Petróleos Mexicanos approved modifications to the organic structure of PEMEX. As a result of this, the Subsidiary Entities and Petróleos Mexicanos transferred and / or received active personnel through the figure of employer substitution, with which the Subsidiary Entities and Petróleos Mexicanos recognized the retirement obligations of the transferred personnel whose impact was calculated in the actuarial study carried out by the independent experts.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The following table show the amounts associated with PEMEX’s labor obligations:

	December 31,
	2020		2019
Liability for defined benefits at retirement and post-employment at the end of the year	Ps.	1,516,671,029	Ps.	1,438,849,732
Liability for other long-term benefits		18,497,057		17,965,635

Total liability for defined benefits recognized in the consolidated statement of financial position at the end of the year	Ps.	1,535,168,086	Ps.	1,456,815,367

The amount reflected in the Employee Benefit Reserve at the end of the year includes both the defined benefit plan (DB) and the defined contribution plan (DC). As for the defined contribution scheme, the Assets (liabilities) recognized in the balance sheet (DC-warranty) went from Ps. 2,023,220 in 2019 to Ps. 3,051,044 in 2020. The expense in the Income Statement (net cost for the period, DC-guarantee) was Ps. 356,880 and Ps. 316,915 for the year December 31, 2020 and 2019, respectively.

The following tables contain detailed information regarding PEMEX’s retirement and post-employment benefits:

	December 31,
Changes in the liability for defined benefits	2020		2019
Liability for defined benefits at the beginning of the year	Ps.	1,438,849,732	Ps.	1,067,317,120
Current Service cost		22,742,631		15,871,004
Net interest		105,699,575		95,643,572
Defined benefits paid by the fund		(5,168,608)		(5,759,721)
Actuarial losses (gains) in other comprehensive results due to:
Change in financial assumptions(1)		77,094,827		304,527,285
Change in demographic assumptions (1)		(18,581,935)		(9,012,031)
For experience during the year (1)		(41,069,054)		25,228,095
Assets of the plan during the year (1)		32,531		(43,628)
Effect of the liability ceiling *		—		(127,137)
Real interest, excluding earned interests *		—		(363,873)
Adjustment to the Defined Contribution Plan *		—		61,583
Remeasurements		—		(96,828)
Contributions paid to the fund		(62,928,670)		(54,395,709)

Defined benefit liabilities at end of year	Ps.	1,516,671,029	Ps.	1,438,849,732

*	The concepts come from the valuation of PMI CIM´s liabilities.
(1)

The amount of actuarial losses corresponding to retirement and post-employment benefits recognized in other comprehensive income net of deferred income tax for Ps. (19,182,373) in the year ended December 31, 2020, corresponded mainly to the decrease in the discount rate, from 7.53% in 2019 to 7.08% in 2020, as well as the decrease in the salary increase rate, from 5.02% in 2019 to 4.47% in 2020, and the gradual increase in the rate of mortality for non-disabled retirees. Other factors included changes in the population, age, seniority, salary, pensions and employee benefits.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

	December 31,
Changes in pension plan assets	2020		2019
Plan assets at the beginning of year	Ps.	2,585,007	Ps.	7,200,471
Return on plan assets		262,273		833,638
Payments by the pension fund		(63,204,515)		(59,967,278)
Company contributions to the fund		62,928,670		54,395,709
Actuarial (gains) losses in plan assets		(32,531)		43,683
Effect of the liability ceiling		—		157,774
Adjustment to the Defined Contribution Plan *		(100,180)		(61,582)
Clearance Price*		—		(17,408)

Pension plan assets at the end of year	Ps.	2,438,724	Ps.	2,585,007

*	The concepts come from the valuation of PMI CIM´s liabilities.

The Labor Fund reduction was due to budgetary requirements derived from the need to meet a financial balance goal in cash flow. In this sense, during 2020 PEMEX’s administration implemented a strategy and the contributions to the Fund are scheduled and executed taking into account the initial balance plus the cost of payrolls and retirements for the year, maintaining a minimum operating balance without the operational continuity risk or payment to personnel.

Contributions from PEMEX to FOLAPE include a promissory note for Ps. 4,983,670 (Ps. 4,102,622 of principal and Ps. 881,048 of interest) in the month of April derived from the Federal Government Contribution due to the Modification of the Pension Plan of Petróleos Mexicanos and its Subsidiary Entities. Interest income generated by the Government Bonds amounted Ps. 2,103,099 during 2020 of which Petróleos Mexicanos received the payment of Ps. 817,270. (see Note 15-A and B).

Expected payments for fiscal year 2021 are Ps. 75,776,059.

As of December 31, 2020 and 2019, the amounts and types of plan assets are as follows:

	December 31,
Plan Assets	2020		2019

Cash and cash equivalents	Ps.	10,845	Ps.	138,795
Debt instruments		2,427,879		2,446,212

Total plan assets	Ps.	2,438,724	Ps.	2,585,007

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

	December 31,
Changes in Defined Benefit Obligations (DBO)	2020		2019
Defined benefit obligations at the beginning of the year	Ps.	1,441,356,415	Ps.	1,074,233,038
Service costs		20,793,204		14,516,102
Financing costs		105,802,122		96,350,258
Past service costs		—		77,045
Payments by the fund		(68,295,593)		(65,727,000)
Actuarial (losses) gains due to:
Change in financial assumptions		77,094,827		304,527,285
Change in demographic assumptions		(18,581,935)		(9,012,031)
For experience during the year		(41,069,054)		25,228,095
Obligations settled		—		(14,237)
Reductions		34,789		(129,909)
Modifications to the pension plan		1,949,427		1,307,769

Defined benefit obligations at the end of year	Ps.	1,519,084,202	Ps.	1,441,356,415

The effects on the Defined Benefits Liability upon retirement and post-employment at the end of the period are:

•	The effect of an increase or decrease of one percentage point in the discount rate is a -12.25% increase or a 15.42% decrease in defined benefit obligations.

•

The effect of an increase or decrease of one percentage point in the increase rate in medical services with respect to the cost and obligations related to medical services point is a 3.23% increase or a -2.47% decrease in defined benefit obligations.

•	The effect of an increase or decrease of one percentage point in the inflation is 9.58% and -8.08%, respectively in defined benefit obligations.

•	The effect of an increase or decrease of one percentage point in the wage is a 1.37% and -1.20%, respectively in defined benefit obligations.

The effects previously mentioned were determined using the projected unit credit method which was the same method used in the prior valuation.

Assumptions regarding future mortality are based on EMSSA2009 to Unique Circular of the Comisión Nacional de Seguros y Fianzas (National Commission of Insurance and Bonds) and include improvements to the mortality rate established in 2020. For the December valuation, the mortality table for retired personnel was updated using an actuarial proposal based on the experience of Petróleos Mexicanos and its Subsidiary Entities. The mortality table for the incapacitated personnel is the EMSSInc-IMSS2012 and for the disabled personnel the EMSSInv-IMSS2012.

PEMEX’s plan assets are held in the FOLAPE trusts, which are managed by BBVA Bancomer, S. A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts. As of December 31, 2020, FOLAPE has a balance of Ps. 9,382, the remaining Ps. 2,429,342 belong to affiliate companies that are in charge of managing their own funds.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The following tables present additional fair value disclosure about plan assets and indicate their rank, in accordance with IFRS 13, as of December 31, 2020 and 2019:

	Fair value measurements as of December 31, 2020
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total

Cash and cash equivalents	Ps.	10,845	Ps.	—	Ps.	—	Ps.	10,845
Debt instruments		2,427,879		—		—		2,427,879

Total	Ps.	2,438,724	Ps.	—	Ps.	—	Ps.	2,438,724

	Fair value measurements as of December 31, 2019
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total

Cash and cash equivalents	Ps.	138,795	Ps.	—	Ps.	—	Ps.	138,795
Debt instruments		2,446,212		—		—		2,446,212

Total	Ps.	2,585,007	Ps.	—	Ps.	—	Ps.	2,585,007

As of December 31, 2020 and 2019, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2020	2019

Rate of increase in salaries	4.47%	5.02%
Rate of increase in pensions	4.00%	4.00%
Rate of increase in post-mortem pensions	0.00%	0.00%
Rate of increase in medical services	7.65%	7.65%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate (1)	7.08%	7.53%
Average length of obligation (years)	17.52	17.52

(1)

In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds denominated in pesos (Cetes and M bonds), as well as the flow of payments expected to cover contingent obligations. As a result of the performance in financial instruments mentioned above, the discount rate for 2020 had a decrease in respect to discount rate of 2019.

Other long-term benefits

Petróleos Mexicanos and the Subsidiary Entities have established other long-term benefit plans for their employees, to which employees do not contribute, which correspond to the seniority premiums payable for disability, death and survivor benefits (payable to the widow and beneficiaries of worker), medical service, gas and basic basket for beneficiaries. Benefits under these plans are based on an employee’s salary and years of service completed at separation date. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The amounts recognized for long-term obligations for the years ended December 31, 2020 and 2019 are as follows:

	December 31,
Change in the liability for defined benefits	2020		2019
Liabilities defined benefit at the beginning of year	Ps.	17,965,635	Ps.	13,224,926
Charge to income for the year		2,865,809		2,164,866
Actuarial losses (gains) recognized in income due to:
Change in financial assumptions		912,673		5,007,261
Change in demographic assumptions		(439,969)		(245,829)
For experience during the year		(2,806,112)		(2,418,954)
Real interest, excluding earned interests *		—		264,917
Effect of the liability ceiling *		—		(30,638)
Adjustment to the Defined Contribution Plan *		—		(914)
Benefits paid		(979)		—

Liabilities defined benefit at the end of year	Ps.	18,497,057	Ps.	17,965,635

*	The concepts come from the valuation of PMI CIM´s liabilities.

The expected long-term benefit payments amount to Ps. 359,746.

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are:

•	The effect of an increase or decrease of one percentage point in the discount rate is a -17.30% increase or a 23.25% decrease, respectively, in defined benefit obligations.

•

The effect of an increase or decrease of one percentage point in the increase rate in medical services with respect to the cost and obligations related to medical services is a 8.53% increase or a -5.90%, decrease, respectively, in defined benefit obligations.

•	The effect of an increase or decrease of one percentage point in the inflation is a 0.40% increase or a -0.35% decrease, in defined benefit obligations.

•	The effect of an increase or decrease of one percentage point in the wage is a 4.51% increase or a -3.99% decrease, respectively in defined benefit obligations.

The effects previously mentioned, were determined using the projected unit credit method which was the same used in the prior valuation.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

	December 31,
	2020	2019
Rate of increase in salaries	4.47%	5.02%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate	7.08%	7.53%
Average length of obligation (years)	17.52	17.52

In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds denominated in pesos (Cetes and M bonds), as well as the flow of payments expected to cover contingent obligations. As a result of the performance in financial instruments mentioned above, the discount rate for 2020 had a decrease in respect to discount rate of 2019.

NOTE 20.	PROVISIONS FOR SUNDRY CREDITORS

At December 31, 2020 and 2019, the provisions for sundry creditors and others is as follows:

	2020		2019
Provision for plugging of wells (Note 13)	Ps.	77,125,513	Ps.	80,849,900
Provision for trails in process (Note 27)		8,321,816		8,075,031
Provision for environmental costs		9,178,555		9,086,977

	Ps.	94,625,884	Ps.	98,011,908

The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells
	2020		2019
Balance at the beginning of the year	Ps.	80,849,900	Ps.	84,050,900
(Decrease) Increase capitalized in fixed assets		(12,816,336)		(2,826,003)
Unwinding of discount against income		4,555,692		3,318,384
Unrealized foreign exchange loss (gains)		4,766,921		(3,577,200)
Amount used		(230,664)		(116,181)

Balance at the end of the year	Ps.	77,125,513	Ps.	80,849,900

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

	Trials in progress
	2020		2019
Balance at the beginning of the year	Ps.	8,075,031	Ps.	6,483,078
Additions against expenses		972,692		1,901,930
Provision cancellation		(724,026)		(309,977)
Amount used		(1,881)		—

Balance at the end of the year	Ps.	8,321,816	Ps.	8,075,031

	Environmental costs
	2020		2019
Balance at the beginning of the year	Ps.	9,086,977	Ps.	11,219,278
Additions against expenses		1,669,063		4,745,835
Cancellation against expenses		(1,574,810)		(6,873,905)
Amount used		(2,675)		(4,231)

Balance at the end of the year(1)	Ps.	9,178,555	Ps.	9,086,977

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

The calculation of this provision considers the year-end exchange rate, the projected inflation rate for the United States, interpolated discount rates based on the maturity date of long-term debt instruments in U.S. markets, as well as unit costs obtained from current contracts as of the valuation date, the current status of PEMEX’s wells and the limit of proved and developed reserves as of January 1, 2021.

The decrease in the provision in 2020 and 2019 against fixed assets corresponded to a decrease in the foreign exchange effect of direct costs reported (due to foreign exchange rates) in the current contracts for the plugging of wells, as well as decreases in the reserve limits and adjustments to the discount rate. This includes the effect of the discount rate over time of Ps. 4,555,692 and Ps. 3,318,348 for 2020 and 2019, respectively. The discount rate ranges used during 2020 and 2019 were from 3.268% to 7.799% and 3.279% to 6.960% for U.S. dollar denominated assets, respectively, and from 9.517% to 15.051% and 9.178% to 11.834% for peso denominated assets, respectively.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Moreover, the time of plugging depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas. Well plugging of works will be carried out as follows:

Year	Amount
2021	Ps.	2,858,989
2022		2,197,972
2023		3,167,257
2024		3,456,396
2025		6,110,317
More than 5 years		59,334,582

Total	Ps.	77,125,513

Provision for environmental costs

PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements to implement environmental remediation and improve environmental plans. Such plans will be sent to the Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector or “ASEA”). The period of execution of these works is not defined, as they are subject to the budgets that may be granted to PEMEX.

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

As of January 1, 2015, Pemex Exploration and Production is obligated to pay a Profit-sharing Duty.

As of January 1, 2020 and 2019, the applicable rate of this duty was 58% and 65%, respectively. The computation of this duty is based on the excess of the value of hydrocarbons produced during the fiscal year (including self-consumption, shrinkage and burning), minus certain permitted deductions by the Hydrocarbons Revenue Law, including part of the investments and some costs, expenses and duties. Pursuant to the Hydrocarbons Revenue Law, this duty has been decreased on an annual basis. As of January 1, 2021, this duty was set at 54%.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

During 2020, this duty was Ps. 218,912,687 from annual payments presented on March 31, 2021 paid as follows: Ps. 153,292,899, in monthly installment payment and a tax credit of Ps. 65,000,000 and offset by a favorable balance of Ps. 149,715; resulting in a balance of Ps. 470,073 as of December 31, 2020.

During 2019, this duty was Ps. 343,242,476 from annual payments presented on March 10, 2020 paid as follows: Ps. 347,515,447, in monthly installment payments, resulting in a favorable balance of Ps. 4,272,971, presented in accounts receivable, net line item in the statement of financial position.

Duties and income tax paid as of December 31, 2020, 2019 and 2018 were Ps. 172,369,522, Ps. 347,515,447 and Ps. 443,785,240, respectively.

The accounting result differs from the tax result mainly due to differences in depreciation, non-deductible expenses and others. Such differences generate a deferred DUC.

Total DUC and other as of December 31, 2020, 2019 and 2018 are integrated as follows:

	2020		2019		2018
DUC	Ps.	218,912,687	Ps.	343,242,476	Ps.	443,294,170
Fiscal credit		(65,000,000)		—		—
DUC from prior years		—		(39)		14,883
Other		—		—		446,464
Deferred DUC expense		696,449		29,570,063		26,178,078

Total DUC and other	Ps.	154,609,136	Ps.	372,812,500	Ps.	469,933,595

The principal factors generating the deferred DUC are the following:

	2020		2019
Deferred DUC asset:
Tax credits	Ps.	572,796,156	Ps.	546,317,620

Deferred Profit-sharing duty liability:
Wells, pipelines, properties, plant and equipment		(208,999,954)		(151,479,977)

Deferred DUC asset net		363,796,202		394,837,643
Unrecognized Deferred DUC		(355,374,599)		(385,719,589)

Net, deferred DUC asset	Ps.	8,421,603	Ps.	9,118,054

The expected expense for DUC in 2020 was different from that which would result from applying the 58.0% rate to the tax base, as a result of the line items mentioned in the tables below.

The expected expense for DUC in 2019 was different from that which would result from applying the 65.0% rate to the tax base, as a result of the line items mentioned in the next table.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

	2020		2019		2018
Expected (benefit) expense:	Ps.	(20,837,768)	Ps.	43,432,712	Ps.	307,269,035
Increase (decrease) resulting from:
Expected benefit contract		(496,643)		(4,948,542)		(5,797,144)
Duties from prior year		—		(26)		9,860
Non-cumulative profit(1)		(2,291,937,519)		(1,130,442,995)		(593,158,584)
Non-deductible expenses(1)		2,313,271,930		1,091,958,851		291,676,831
Production value		321,353,133		495,394,906		610,206,103
Deductible duties		(21,850,672)		(39,891,325)		(55,005,397)
DUC tax credit(2)		(65,000,000)		—		—
Deferred DUC expense		696,449		29,570,063		26,178,078
Deductions cap		(80,589,774)		(112,261,105)		(111,906,534)
DUC from prior years		—		(39)		14,883
Other		—		—		446,464

DUC-Profit-sharing duty expense	Ps.	154,609,136	Ps.	372,812,500	Ps.	469,933,595

(1)	For 2020, fluctuations changes are included which have no effect on the determination of the DUC.
(2)	Corresponds to the tax credit granted by the Mexican Government on April 21, 2020.

On August 18, 2017, the Official Gazette of the Federation published a decree, granting tax benefits for extraction activities in assignments with mature and / or marginal fields, substantially increasing the percentage of costs, expenses and investments that PEMEX could deduct for purposes of calculating the DUC. As a result, PEMEX received a tax benefit of Ps. 8,677,891 and Ps. 11,110,177, as of December 31, 2019 and 2018, respectively. Beginning January 1, 2020, this decree was derogated.

On May 24, 2019, the Official Gazette of the Federation published a decree, granting tax benefits through the application of higher deduction limits on concepts such as costs, expenses and investments stated in the Hydrocarbons Revenue Law on the DUC assessment in assignments other than those applied in the previous paragraph. As a result, PEMEX received a tax benefit of Ps. 17,110,177 as of December 31, 2019. Beginning January 1, 2020, this decree was derogated.

On April 21, 2020, the Mexican Government published a decree in the Official Gazette of the Federation, granting a tax benefit for the amount of Ps. 65,000,000 to PEMEX, which resulted in a decrease of PEMEX’s DUC payments. The tax benefit was granted due to the weakened financial environment due to changes in economic and business conditions resulting from geopolitical and economic events and the global health emergency caused by the Covid-19 pandemic.

This decrease in the Profit-sharing Duty is incremental to the one resulting from the decrease of the rate from 65% to 58% in 2020 in accordance with amendments to the 2020 Hydrocarbons Revenue Law.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

B.	Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty).

SHCP considers the effects of variations in the U.S. producer price index, or another alternative index, when it determines the rate to be published in the Official Gazette of the Federation.

This duty is to be calculated using a rate based on a formula applicable to each type of hydrocarbon, the volume of production and utilizing the relevant market price for hydrocarbons in U.S. Dollars.

During 2020 Pemex Exploration and Production made payments of Ps. 37,673,573, which are included in the cost of sales line item.

C.	Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty).

Pemex Exploration and Production as “assignee” must make monthly payments for this duty. The rates for 2020 were 1,396.09 pesos per square kilometer of non-producing areas. After 60 months, this tax increases to 3,338.46 pesos per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index.

During 2020, Pemex Exploration and Production made payments under this duty, totaling Ps. 1,068,598, which are included in the cost of sales line item.

D.	Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Exploration and Extraction Hydrocarbons Duty).

The assignments granted by the Mexican Government create a tax on the exploration and extraction activities carried out in the corresponding area. The monthly tax paid during the exploration phase and until the extraction phase begins is 1,820.97 pesos per square kilometer. During the extraction phase of a project, a monthly tax of 7,283.92 pesos per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.

During 2020 payments for this tax amounted Ps. 4,288,716, which are included in the cost of sales line item.

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

During the exploration phase of an exploration and extraction contract, the Mexican Government is entitled to collect a monthly payment of 1,396.09 pesos per square kilometer of non-producing areas. After 60 months, this fee increases to 3,338.47 pesos per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the national consumer price index.

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

Contracts for exploration and extraction granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. The monthly tax paid during the exploration phase and until the extraction phase begins is 1,820.97 pesos per square kilometer. During the extraction phase of a project, a monthly tax of 7,283.92 pesos per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated. During 2020 payments for this tax amounted Ps. 204,293.

Other applicable taxes

The Subsidiary Entities are subject to the Income Tax Law and the Value Added Tax Law. Pemex Industrial Transformation is also subject to the Special Tax on Production and Services (IEPS Tax).

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

2020 indirect taxes are as listed below:

A.	IEPS Tax

IEPS Sobre la Venta de los Combustibles Automotrices (IEPS Tax on the Sale of Automotive Fuels): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel. Pemex Industrial Transformation collects the fee on behalf of the Mexican Government. The applicable fees for this tax are Ps. 4.95 per liter of gasoline with an octane rating lower than 91; 4.18 pesos per liter of gasoline with an octane rating greater than or equal to 91 and 5.44 pesos per liter of diesel. The amount of the fee will depend on the class of fuel. The fee is fixed yearly and adjusted on a weekly basis by the SHCP. The fees apply to sales in Mexico and imports.

IEPS Beneficio de Entidades Federativas, Municipios y Demarcaciones Territoriales (IEPS Tax in Favor of States, Municipalities and Territories): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel. Pemex Industrial Transformation collects the fee on behalf of the Mexican Government. The applicable fees for this tax are 43.69 cents per liter of gasoline with an octane rating of less than 91, 53.31 cents per liter of gasoline with an octane rating greater than or equal to 91 and 36.26 cents per liter of diesel. These fees change yearly in accordance with inflation. Funds gathered by this fee are allocated to Mexican states and municipalities as provided for in the Ley de Coordinación Fiscal (Tax Coordination Law). The fees only apply to sales in Mexico and are not subject to VAT.

IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels): This tax is a fee on domestic sales of fossil fuels. Pemex Industrial Transformation collects the fee on behalf of the Mexican Government. The applicable fees for this tax are 7.48 cents per liter of propane, 9.68 cents per liter of butane, 13.12 cents per liter of gasoline and aviation fuel, 15.67 cents per liter of jet fuel and other kerosene, 15.92 cents per liter of diesel, 16.99 cents per liter of fuel oil, Ps. 19.72 per ton of petroleum coke, Ps. 46.23 per ton of coal coke, Ps. 34.81 per ton of mineral carbon and Ps. 50.32 per ton of carbon from other fossil fuels. These fees change yearly in accordance with inflation and apply to imports to Mexico.

B.	Value-Added Tax (“VAT”)

For VAT purposes, final monthly payments are determined based on PEMEX’s cash flow, in accordance with the provisions of the Value Added Tax Law, applicable to payers of this tax. The general rate to be applied is 16%. Certain activities with incentives will have the rate of 0%.

Beginning on January 1, 2019, a new Decree of fiscal incentives began to apply to the northern border region, which consisted of a credit equivalent to 50% of the general rate, applicable directly at the time of the sale or service. This incentive is applicable in 6 states in the northern border region and includes 43 municipalities in those states.

Petróleos Mexicanos and its Subsidiary Entities apply this tax benefit to the operations they carry out within the municipalities of the States included in the Decree.

VAT is applied to the sale of goods, the rendering of services, the granting of the temporary use of goods in the national territory and the importation of goods and services to the national territory. VAT taxpayers transfer VAT to their customers and are entitled to credit the VAT paid to their suppliers and on their imports. The net balance between VAT transferred to customers and paid to suppliers and on imports results each month in the VAT to be paid to the tax authorities or in an amount in favor of the taxpayer. The taxpayer has the right to credit VAT in favor against VAT payable in future months, to request a refund or to offset it against other payable federal taxes.

Taxes on Income are described below:

C.	Income Tax

As of January 1, 2015, Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies residing in Mexico for tax purposes are subject to the Income Tax Law.

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

For the years ended December 31, 2020, 2019 and 2018, Petróleos Mexicanos and its Subsidiary Companies incurred the following income tax expense (benefit):

	2020		2019		2018
Current income tax	Ps.	5,370,822	Ps.	4,247,998	Ps.	3,109,971
Deferred income tax		25,592,117		(33,237,009)		(11,465,343)

Total expense (benefit) income tax, net	Ps.	30,962,939	Ps.	(28,989,011)	Ps.	(8,355,372)

As of December 31, 2020 and 2019, Pemex Exploration and Production and Pemex Industrial Transformation did not recognize deferred income assets of Ps. 743,263,723 and Ps. 647,629,937, respectively, due to their expectation that future tax income will not correspond to such benefits. These amounts are mainly from fiscal losses to be amortized amounting with an expiration year from 2026 to 2031.

The principal factors generating the deferred income tax are the following:

		2019	Recognized in profit and loss	Recognized in OCI	2020
Deferred income tax asset:
Provisions	Ps.	8,880,184	39,371	—	8,919,555
Employee benefits provision		68,290,356	4,451,358	(1,100,733)	71,640,981
Advance payments from clients		305,000	(116,717)	—	188,283
Accrued liabilities		2,101,011	(419,649)	—	1,681,362
Reserve due to depreciation of inventories		189,751	(189,751)	—	—
Non-recoverable accounts receivable		709,328	(606,893)	—	102,435
Derivative financial instruments		136,260	(94,525)	—	41,735
Wells, pipelines, properties and equipment		8,071,570	(2,919,947)	—	5,151,623
Tax loss carry-forwards(1)		38,427,643	(25,999,985)	—	12,427,658

Total deferred income tax asset		127,111,103	(25,856,738)	(1,100,733)	100,153,632
Deferred income tax liability:
Wells, pipelines, properties, plant and equipment		(1,614,704)	512,872	—	(1,101,832)
Other		(2,062,031)	(248,251)	—	(2,310,282)

Total deferred income tax liability		(3,676,735)	264,621	—	(3,412,114)

Net long-term deferred income tax asset	Ps.	123,434,368	(25,592,117)	(1,100,733)	96,741,518

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

	2018		Recognized in profit and loss		Recognized in OCI		2019
Deferred income tax asset:
Provisions	Ps.	8,836,693	Ps.	43,491	Ps.	—	Ps.	8,880,184
Employee benefits provision		40,314,749		17,362,550		10,613,057		68,290,356
Advance payments from clients		35,807		269,193		—		305,000
Accrued liabilities		611,652		1,489,359		—		2,101,011
Reserve due to depreciation of inventories		982,228		(792,477)		—		189,751
Non-recoverable accounts receivable		763,924		(54,596)		—		709,328
Derivative financial instruments		29,674		106,586		—		136,260
Wells, pipelines, properties and equipment		11,862,776		(3,791,206)		—		8,071,570
Tax loss carry-forwards(1)		20,659,110		17,768,533		—		38,427,643

Total deferred income tax asset		84,096,613		32,401,433		10,613,057		127,111,103
Deferred income tax liability:
Wells, pipelines, properties, plant and equipment		(2,630,597)		1,015,893		—		(1,614,704)
Other		(1,881,715)		(180,316)		—		(2,062,031)

Total deferred income tax liability		(4,512,312)		835,577		—		(3,676,735)

Net long-term deferred income tax asset	Ps.	79,584,301	Ps.	33,237,010	Ps.	10,613,057	Ps.	123,434,368

(1)	Tax loss carryforwards expire in 2030.

Expense attributable to the profit (loss) from continuing operations before income taxes was different from that which would result from applying the 30% rate to profit, as a result of the items listed below:

	For the years ended December 31,
	2020		2019		2018
Expected income tax expense	Ps.	28,835,256	Ps.	3,707,023	Ps.	(41,316,168)
Increase (decrease) resulting from:
Tax effect of inflation-net		5,694,637		6,487,844		11,742,346
Fiscal updating of pipelines, properties and equipment		(161,883)		(5,290,734)		(3,359,548)

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Unrecognized Deferred tax asset(1)		—		—		21,885,731
Cancellation of tax credits		—		(24,189,922)		—
Retirement benefits		(8,206,693)		(10,698,848)		—
Non-deductible expenses		2,405,635		4,826,745		1,781,012
Others-net		2,395,987		(3,831,120)		911,255

Income tax expense (benefit), net	Ps.	30,962,939	Ps.	(28,989,012)	Ps.	(8,355,372)

(1)	Due to the fact that the circumstances to evaluate the recovery of the tax benefit from pending tax losses to be amortized in Pemex Logistics improved in 2019, a deferred asset was recognized.

As of December 31, 2020 and 2019, the net accumulated effect of actuarial gains and losses on deferred tax was Ps. 18,246,952 and Ps. 19,347,685, respectively. In addition, as of December 31, 2020 and 2019, the deferred tax effect of actuarial gains and losses is presented in comprehensive (loss) income in the amounts of Ps. (1,100,733) and Ps.10,613,057, respectively.

NOTE 22.	EQUITY (DEFICIT)

A.	Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

On August 5, 2016, the Mexican Government issued Ps. 184,230,586 in exchange for a Ps. 50,000,000 non-negotiable promissory note in favor of Petróleos Mexicanos on December 24, 2015, for the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its Subsidiary Entities which was recognized as a Ps. 135,439,612 increase in equity. The Ps. 135,439,612 increase in equity was the result of the Ps. 184,230,586 value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which Petróleos Mexicanos received the promissory notes (see Note 15-A).

On September 11, 2019, Petróleos Mexicanos received Ps. 122,131,000 in Certificates of Contribution “A” from the Mexican Government to help improve PEMEX’s financial position.

During 2020, Petróleos Mexicanos received Ps. 46,256,000 in Certificates of Contribution “A” from the Mexican Government to help improve PEMEX’s financial position.

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2018	Ps.	356,544,447
Increase in Certificates of Contribution “A” during 2019		122,131,000

Certificates of Contribution “A” as of December 31, 2019	Ps.	478,675,447
Increase in Certificates of Contribution “A” during 2020		46,256,000
Certificates of Contribution “A” as of December 31, 2020	Ps.	524,931,447

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

B.	Mexican Government contributions

During 2020 and 2019 there were no Mexican Government contributions apart from Certificates of Contribution “A”.

C.	Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

During 2020 and 2019, there were no changes to the legal reserve.

D.	Accumulated other comprehensive income (loss)

As a result of the discount rate analysis related to employee benefits liability, for the periods ended December 31, 2020 and 2019 PEMEX recognized net actuarial losses in other comprehensive income (loss) net of deferred income tax for Ps. (19,178,587) and Ps (309,334,500), respectively, related to retirement and post-employment benefits as a result of a decrease in the discount rates. The variation related to retirement and post-employment benefits was the result of a decrease in the discount and return on plan assets rates from 7.53% as of December 31, 2019 to 7.08% as of December 31, 2020.

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

Facts and conditions

PEMEX also has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fund its operations and capital expenditure programs. As a result, PEMEX’s indebtedness has increased significantly, and its working capital has deteriorated. In recent years, PEMEX’s level of indebtedness relative to its oil reserves has increased substantially. Additionally, the significant crude oil price drop, which started in March 2020, PEMEX’s continued heavy tax burden, increased competition from the private sector and the negative economic impact as a result of the current global health crisis caused by the Covid-19 pandemic have negatively impacted PEMEX´s financial performance (see Note 28). PEMEX’s 2020 revenues decreased both from the decline in crude oil prices and from the decrease in the demand of petroleum products.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

In March and April 2020, certain ratings agencies downgraded PEMEX’s credit rating. Most recent credit downgrades have been mainly driven by the effects of Covid-19 and the associated reduced economic activity, as well the low crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating. These downgrades could have an impact on PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2021 and 2022. (see Note 16).

During 2020, 2019 and 2018, PEMEX recognized a net loss of Ps. 509,052,065, Ps. 282,112,024 and Ps. 180,419,837, respectively. In addition, as of December 31, 2020 and 2019, PEMEX had a negative equity of Ps. 2,404,727,030 and Ps. 1,931,409,302, respectively, mainly due to continuous net losses, and a negative working capital of Ps. 442,550,332 and Ps. 209,168,587, as of December 31, 2020 and 2019, respectively.

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Cámara de Diputados (“Chamber of Deputies”). The Federal Budget for 2021 authorized PEMEX to have a budget deficit of Ps. 92,687,000. This shortfall does not consider payments of principal of PEMEX´s debt due in 2021.

PEMEX has short-term debt principal maturities (including interest payable) of Ps. 391,097,267, as of December 31, 2020.

The combined effect of the above-mentioned events indicates the existence of significant doubt about PEMEX’s ability to continue as a going concern.

Actions-

PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity:

PEMEX was granted a tax credit applicable to the Profit-sharing Duty of up to Ps. 73,280,000 pursuant to the presidential decree of the Mexican Government of February 19, 2021 (see note 28). As of March 31, 2020, PEMEX has applied Ps. 18,320,000 of this tax credit.

It is expected that PEMEX will receive scheduled equity contributions from the Mexican Government during 2021, through the Ministry of Energy for Ps. 96,720,000, of which as of May 7, 2021 Ps. 64,124,000, have been received. The resources from these contributions will be used for short-term maturities of long-term debt will not affect PEMEX’s compliance with its financial balance goal established for 2021 (see Note 28).

It is expected that PEMEX will be subject to a lower tax burden in 2021, since the share-profit duty decreased to 54% in 2021 from 58% in 2020.

PEMEX has Ps. 190,604,990 (U.S. $7,700,000 and Ps. 37,000,000) in available credit lines in order to provide liquidity, if necessary. As of December 31, 2020, PEMEX had used Ps. 71,815,320 (U.S. $3,600,000 of its lines of credit denominated in U.S. dollars) and had a total availability of Ps. 74,902,530 (U.S. $1,900,000 and Ps. 37,000,000) remaining under its credit lines.

Revenues from alternative financing mechanisms that do not constitute public debt.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

In addition, PEMEX may raise funds from the markets in accordance with prevailing conditions, to refinance its debt. Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities and loans guaranteed by export credit agencies. PEMEX also established in conjunction with development and commercial banks Cadenas Productivas PEMEX Plus (Productive Chains Plus Program) to aid for the payment to suppliers and contractors.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 (“Revenue Law for 2021”) also authorized PEMEX a net additional indebtedness up to Ps. 42,100,000 (Ps. 22,000,000 and U.S. 1,000,000), which is considered as public debt by the Mexican Government and may be used to partially cover its negative financial balance. In accordance with the Revenue Law for 2021, crude oil revenues between 42.12 and up to 44.12 U.S. dollars per barrel will be directed to improve PEMEX´s financial balance goal for 2021 and revenues above 44.12 U.S. dollars per barrel may be used for operating expenses and capital expenditures.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

Further, on March 22, 2021, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2021-2025 (the “2021-2025 Business Plan”). For further information about the 2021-2025 Business Plan, see Note 28-G.

Prices of crude oil, natural gas and petroleum products have begun to recover in the first months of 2021, and economic activity has begun to increase.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

PEMEX prepared its consolidated financial statements as of December 31, 2020 and 2019 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

G.	Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Until April 2020, the non-controlling interest in HJ BARRERAS was also presented. In May 2020, PMI HBV, a majority shareholder of HJ BARRERAS, transferred to Cruise Yacht Yard Co, Ltd, a company belonging to the acquirer of the vessel under construction by HJ BARRERAS, the corporate and economic rights derived from its 51.0 % of shareholding in HJ BARRERAS, through the conclusion of various contracts (i) of usufruct of shares, and (ii) shares purchase and share sale options, in exchange for a net amount of € 5,100 (Ps. 134,716). To ensure that PMI HBV did not pay the penalty arising from a guarantee granted by HJ BARRERAS shareholders, Cruise Yacht Yard Co, Ltd, assumed payment of the latter and its value was included in the total price of the assets (advance amounts) amounting to € 8,400.

PMI HBV’s payment of the guarantee gave a right of recovery that becomes a participatory loan for HJ BARRERAS. As of the payment, the expiration period of the options for the purchase and sale of the shares between the two parties may take place on January 1, 2022, or earlier when the construction of that vessel is completed.

Therefore, as of May 2020, PMI HBV. does not maintain control over HJ BARRERAS and Petróleos Mexicanos does not consolidate HJ BARRERAS’ financial information in its financial statements.

As of April 30, 2020, HJ BARRERAS’ total assets amounted to Ps.1,558,000; total liabilities amounted to Ps. 2,945,300, respectively; and negative capital (of which 49.0% corresponded to non-controlling interest) amounted to Ps. 1,387,300. The negative capital amount as of April 30, 2020 included Ps. 224,500 of losses generated by HJ BARRERAS during the period from January 1 to April 30, 2020 (of which 49.0% corresponded to the non-controlling interest). This operation resulted in a profit in the consolidated income statement of Ps. 833,038.

On July 31, 2020, Cruise Yacht Yard Co, Ltd exercised its purchase and sale option.

As of December 31, 2020 and 2019, non-controlling interest represented losses of Ps. 369,692 and Ps. 141,793, respectively, in PEMEX’s equity (deficit).

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 23.	COST AND EXPENSES BY NATURE

Cost and expenses by nature for each of the years ended December 31, 2020, 2019 and 2018, was as follows:

	2020		2019		2018
Purchases	Ps.	386,040,047		Ps. 600,657,759		Ps. 756,867,203
Depreciation of wells, pipelines, properties, plant and equipment, depreciation of rights of use and amortization of intangible assets		137,398,830		145,159,657		153,382,040
Net periodic cost of employee benefits		128,808,540		116,176,949		114,621,614
Personnel services		103,044,657		101,252,318		104,284,007
Conservation and maintenance		69,939,632		65,640,388		48,562,536
Exploration and Extraction Hydrocarbons Duty and taxes		43,593,642		67,106,181		88,145,519
Other operation costs and expenses		25,031,177		12,711,674		16,672,534
Unsuccessful wells		22,269,583		79,595,185		15,443,086
Raw materials and spare parts		18,381,313		22,729,422		16,850,075
Auxiliary services with third-parties		15,901,982		19,492,638		23,675,019
Other operation taxes and duties		12,180,579		12,764,473		12,248,474
Exploration expenses		6,732,689		10,942,558		13,048,078
Insurance		6,068,497		5,821,020		5,647,101
Integrated Contracts		5,275,946		9,947,983		8,015,606
Losses from fuels subtraction (1)		4,279,542		4,644,846		39,439,107
Freight		3,426,079		3,197,421		3,525,843
Inventory variations		2,572,641		1,063,678		(62,237,591)

Total cost of sales and general expenses	Ps.	990,945,376	Ps.	1,275,588,157	Ps.	1,358,190,251

(1)

In accordance with Resolution RES / 179/2017, issued by the CRE, losses from fuels subtraction are losses outside the scope of the contemplated operating costs as a result of various illicit actions, including the theft of and illicit market in fuels.

Pemex Logistics is responsible for distributing hydrocarbons through the pipelines and for the received products, preserving their quality and delivering them from the point of reception to the user at the point of destination. Pemex Logistics determines the volume of missing hydrocarbons through monthly calculations.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 24.	OTHER REVENUES AND OTHER EXPENSES

Other revenues and expenses-net for each of the years ended December 31, 2020, 2019 and 2018, was as follows:

a)	Other revenues

	2020		2019		2018
Other	Ps.	3,551,636	Ps.	3,418,551	Ps.	7,525,714
Revenues from reinsurance premiums		2,534,466		4,869,266		3,615,907
Other income for services		2,420,939		1,994,572		3,786,253
Claims recovery		1,515,295		2,687,258		3,979,698
Bidding terms, sanctions, penalties and other		1,170,632		1,503,437		630,365
Franchise fees		494,785		389,730		1,125,339
Gain on sale of fixed assets		50,215		77,633		1,850,052
Participation rights(1)		30,878		—		14,165,042
Sale of fixed assets by bidding(2)		—		—		3,301,653
Price of sale share		—		—		1,262,987
Cash distributions		—		—		274,621

Total other revenues	Ps.	11,768,846	Ps.	14,940,447	Ps.	41,517,631

b)	Other expenses

	2020		2019		2018
Other	Ps.	(436,723)	Ps.	(4,602,210)	Ps.	(5,348,666)
Claims		(376,697)		(173,414)		(474,299)
Disposal of assets		(351,010)		(2,413,776)		(12,600,191)
Transportation and distribution of natural gas		(30,284)		(22,291)		(41,964)

Total other expenses	Ps.	(1,194,714)	Ps.	(7,211,691)	Ps.	(18,465,120)

(1)	Relates to rights participate of EECs, for which the operators of the EECs guarantee their participation in such contracts.
(2)	Relates mainly to exploration and production fixed assets.

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

Directors and employees of Petróleos Mexicanos and the Subsidiary Entities are subject to regulations related to conflict of interest such as the Petróleos Mexicanos Law, Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials) and the Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus Empresas Productivas Subsidiarias y, en su caso, Empresas Filiales (Anticorruption Policies and Guidelines for Petróleos Mexicanos, its Subsidiary Productive Companies and, where applicable, Subsidiary Companies). Under these provisions, PEMEX’s directors and employees are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

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

Main operations identified by PEMEX with this kind of directors and officers are as follows:

Mr. Manuel Bartlett Díaz, Chief Executive Officer of CFE, was appointed member of the Board of Directors of Petróleos Mexicanos in December 2018. CFE has executed several purchase agreements with Pemex Industrial Transformation. During 2020, CFE acquired the following products from Pemex Industrial Transformation:

Product	2020
Heavy fuel oil	Ps.	6,258,996
Industrial diesel		3,426,200
Fuel oil		456,960
Transport of Natural Gas		364,512
Other		303,278
Natural Gas		263,993
Freights		189,983

Total	Ps.	11,263,922

As of December 31, 2020, CFE owed Pemex Industrial Transformation a total amount of Ps. 1,509,057. Invoices are payable between 30 and 60 days.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

A.	Compensation of Directors and Officers

For the years ended December 31, 2020, 2019 and 2018, short-term benefits of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 30,988, Ps. 30,988 and Ps. 51,188, respectively. Retirement, post-employment and long-term employee benefits are granted as follows:

	As of December 31,
	2020		2019	2018
Retirement	Ps.	7,233	15,549	12,403
Post-employment		354	349	782
Long-term		3,702	2,698	3,312

	Ps.	11,289	18,596	16,497

Except in the case of the professional members, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2020, 2019 and 2018, to the professional members of the Board of Directors of Petróleos Mexicanos and boards of directors of the existing Subsidiary Entities was approximately Ps. 6,008, Ps. 5,985 and Ps. 8,878, respectively.

B.	Compensation and benefits

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers’ Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Empresas Productivas Subsidiarias (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2020 was Ps. 893. As of December 31, 2019, there were no outstanding amounts of salary advances to executive officers. The amount of salary advances outstanding to executive officers at April 30, 2021 was Ps. 689.

NOTE 26.	COMMITMENTS

A.

PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

B.

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2020 and 2019, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 32,260,379 and Ps. 35,718,401, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right or the obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Estimated future payments under this contract for upcoming fiscal years are as follows:

2021	Ps.	4,774,522
2022		4,863,254
2023		5,008,700
2024		5,042,333
2025		5,039,959
2026 and thereafter		7,531,611

Total	Ps.	32,260,379

C.	As of December 31, 2020, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken.

As of December 31, 2020 and 2019, the estimated value of these contracts was as follows:

Maturity	2020		2019
Up to 1 year	Ps.	1,046,436	Ps.	1,251,543
1 to 3 years		1,339,040		1,610,152
4 to 5 years		376,916		426,886

Total	Ps.	2,762,392	Ps.	3,288,581

D.

As of December 31, 2020 and 2019, the estimated value of the contracts that PEMEX has entered into with several contractors for the development of various infrastructure and services works was as follows:

Maturity	2020		2019
Up to 1 year	Ps.	39,162,033	Ps.	104,584,602
1 to 3 years		274,421,535		325,674,623
4 to 5 years		23,055,268		43,984,437
More than 5 years		37,518,571		147,488,082

Total	Ps.	374,157,407	Ps.	621,731,744

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

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2020, and December 31, 2019, PEMEX had accrued a reserve of Ps. 8,321,816 and Ps. 8,075,031, respectively, for these contingent liabilities.

As of December 31, 2020, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•

On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Second Section of the Superior Court in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, among others. Pemex Exploration and Production filed an amparo which was admitted. As of the date of these financial statements, a final resolution is still pending.

•

On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (“SUBSEA 7”) seeking U.S. $153,000 related to additional expenses in connection with pipelines construction contracts (No. 420832856 and 420833820). On January 5, 2018, Pemex Exploration and Production filed a response to the arbitration request and its counterclaim. On September 14, 2018, the defendant received the claim briefs including documentation and related evidence and the amount sought under this claim was increased to U.S. $310,484. On January 4, 2019, Pemex Exploration and Production filed a response to the claim. On February 14, 2019, SUBSEA 7 filed its reply. In June 2019, a hearing was held and on October 4, 2019 the parties filed their pleadings. The final award was issued on July 28, 2020, and notice was provided on July 30, 2020. Pemex Exploration and Production was ordered to pay U.S. $34,576 and Ps. 70,668. As of the date of these financial statements, the execution of this resolution is still pending.

•

On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S. $12.82 and to have the settlement certificate dated March 22, 2017 related to a services agreement declared null and void. On May 16, 2019, the Segunda Sección de la Sala Superior (“Second Section of the Superior Court”) issued a judgment in favor of Pemex Exploration and Production. On July 1, 2019, the Décimo Primer Tribunal Colegiado en Materia Administrativa (“Eleventh Administrative Joint Court”) admitted an amparo (no. 399/2019) filed by the plaintiff. On August 8, 2019, the defendant filed its pleadings. As of the date of these financial statements, a final resolution is still pending.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

•

On February 6, 2019, the Sala Regional del Golfo Norte (“North Gulf Regional Court”) of the Tax and Administrative Federal Court summoned Pemex Drilling and Services (now Pemex Exploration and Production) in connection with a claim (752/17-18-01-7) filed by Micro Smart System de Mexico, S. de R.L. de C.V., challenging a settlement statement dated March 14, 2017, related to a works contract number 424049831 dated December 9, 2009, seeking the payment of: U.S. $240,448 for work performed and U.S. $284 for work estimates. On May 8, 2019, a response to this claim was admitted and evidence was filed by Pemex Exploration and Production. On July 1, 2019, the Second Section of the Superior Court was instructed to review the claim. On September 24, 2019, the plaintiff filed its pleadings. On February 13, 2020, the Second Section of the Superior Court declared that the plaintiff partially proved its claim and no payments shall be made by the defendant. On September 8, 2020, the judgment was published in the Gaceta Judicial (“Jurisdictional Gazette”). On September 29, 2020, Pemex Exploration and Production filed a motion to clarify this judgment, which was granted on November 24, 2020 and notified on December 10, 2020. On October 2, 2020 the plaintiff filed an amparo against this judgment. As of the date of these financial statements, a final resolution is still pending.

•

On October 18, 2019, the Sala Regional Peninsular (“Regional Peninsular Court”) of the Tribunal Federal de Justicia Administrativa (“Federal Justice Administrative Court”) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim (91/19-16-01-9) filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract (no. 428814828) be declared null and void and seeking U.S. $137.3 for expenses and related damages, among other claims. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. On March 28, 2020, a notification dated February 10, 2020 was received in which the extended claim was admitted. On February 10, 2020 the expert appointed by the plaintiff was accepted. On February 18, 2020 an extension requested by the accounting expert appointed by Pemex Exploration and Production was accepted and his opinion was filed and ratified on August 11, 2020. As of the date of these financial statements, a resolution admitting the response to the claim and the opinion filed is still pending.

•

Tech Man Group, S.A. de C.V. filed an administrative claim (7804/18-17-09-8) against Pemex Industrial Transformation seeking Ps. 2,009,598 for, among other things, payment of expenses and penalties in connection with a public works contract (CO-OF-019-4008699-11) before the Federal Justice Administrative Court. On June 25, 2019, a response was filed by Pemex Industrial Transformation as well as a motion against the admission of the claim, which was accepted. On October 2, 2019, the opinion of the accounting and construction experts submitted by the defendant was filed. On February 17, 2020, Pemex Industrial Transformation requested the Federal Justice Administrative Court to appoint a new accounting expert since the previous appointed expert rejected his designation. On March 2, 2020, the independent construction expert filed his opinion. As of the date of these financial statements, a final resolution is still pending.

•

Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S. $113,582 and Ps. 14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019 issued by Pemex Industrial Transformation, which awarded U.S. $51,454 in favor of the defendant. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. As of the date of these financial statements, a final resolution is still pending.

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

Additionally, Pemex Logistics has granted the following corporate guarantees in connection with the exploration and extraction contracts entered into by Pemex Exploration and Production, as required by the CNH:

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

•	Contractual area 16 Tampico-Misantla, Veracruz, of U.S. $1,000,000.

•	Contractual area 17 Tampico-Misantla, Veracruz, of U.S. $1,000,000.

•	Contractual area 18 Tampico-Misantla, Veracruz, of U.S. $2,000,000.

•	Contractual area 29 Cuencas del Sureste, of U.S. $2,500,000.

•	Contractual area 32 Cuencas del Sureste, of U.S. $1,250,000.

•	Contractual area 33 Cuencas del Sureste, of U.S. $1,250,000.

•	Contractual area 35 Cuencas del Sureste, of U.S. $1,250,000.

•	Contractual area Ébano, of U.S. $225,000.

•	Contractual area AE-0388-M-Miquetla (for conventional and non-conventional on-shore licenses) of U.S. $245,000.

Certain other Subsidiary Entities have also granted guarantees and other contingencies.

Total guarantees granted to Pemex Exploration and Production amounted to U.S. $40,503,000, equivalent to Ps. 807,982,196, as of December 31, 2020.

As of December 31, 2020, Pemex Logistics granted to Pemex Industrial Transformation the obligations from a lease contract for U.S. $150,000, equivalent to Ps. 2,992,305 at the closing exchange rate on December 31, 2020, of Ps. 19.9487 = U.S. $1.00, to J. Aron & Company LLC, a subsidiary of Goldman Sachs Group Inc.

PEMEX considers the probability it needs to make a disbursement of cash, for the guarantees granted and in effect as of December 31, 2020 remote.

NOTE 28.	SUBSEQUENT EVENTS

A.	Indebtedness for 2021

The Revenue Law for 2021, which will be applicable to PEMEX as of January 1, 2021, permits the incurrence of up to Ps. 42,100,000 (Ps. 22,000,000 and U.S. $1,000,000) of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

B.	Recent financing activities

As of December 31, 2020, the outstanding amount in PMI Trading revolving credit lines was U.S. $2,387,065. Between January 1, 2021 to May 11, 2021, PMI Trading obtained U.S. $19,259,325 and repaid U.S. $19,367,412 in financing from its revolving credit lines. As of May 1, 2021, the outstanding amount under these revolving credit lines was U.S. $2,278,978.

As of May 11, 2021, Petróleos Mexicanos had U.S. $5,500,000 and Ps. 37,000,000 in available revolving credit lines in order to provide liquidity, with U.S. $70,000 and Ps. 24,500,000 remaining available.

During the period from January 1 to May 11, 2021, we participated in the following activities:

•	On January 22, 2021, Petróleos Mexicanos issued Ps. 2,500,000 of promissory notes due 2021 at a rate linked to the six-months TIIE + 2.40%, maturing in July 2021.

•	On January 22, 2021, Petróleos Mexicanos issued Ps. 4,000,000 of promissory notes due 2021 at a rate linked to the six-months TIIE + 2.48%, maturing in July 2021.

•	On January 22, 2021, Petróleos Mexicanos entered into a credit line for the amount of U.S. $152,237 due January 2031, linked to one-year LIBOR + 1.38%, and adjusted every six-months.

•	On March 23, 2021, we issued Ps. 2,000,000 promissory notes due in June 2021, at a rate linked to the TIIE plus 238 basis points. The original maturity of the promissory notes was May 2021.

•	On April 13, 2021, we issued Ps. 1,500,000 promissory notes due in July 2021, at a rate linked to the TIIE plus 215 basis points.

•	On April 22, 2021, we issued Ps. 4,000,000 promissory notes due in October 2021, at a rate linked to the TIIE plus 248 basis points. The original maturity of the promissory notes was July 2021.

C.	Decrease in the price of refined products

As a result of the economic slowdown and the consumption of refiners (gasolines, turbosins, diesel and others), a 13.7% decrease in sales is estimated during the period from January 1 to May 11, 2021, compared to the same period of 2020.

D.	Exchange rates and crude oil prices

As of May 11, 2021, the Mexican peso-U.S. dollar exchange rate was Ps. 19.9223 per U.S. dollar, which represents a 0.13% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2020, which was Ps. 19.9487 per U.S. dollar. This decrease in U.S. dollar exchange rate has led to an estimate of Ps. 2,602,088 in PEMEX’s foreign exchange gains as of May 11, 2021.

As of May 11, 2021, the weighted average price of the crude oil exported by PEMEX was U.S. $62.43 per barrel. This represents a price increase of approximately 32% as compared to the average price as of December 31, 2020, which was U.S. $47.16 per barrel.

E.	Merger of Pemex Fertilizers

On December 2, 2020, the Board of Directors of Petróleos Mexicanos approved the merger of Pemex Industrial Transformation and Pemex Fertilizers. Effective as of January 1, 2021 Pemex Industrial Transformation will remain as merging company and Pemex Fertilizers became extinct as a merged company.

On January 27, 2021, the Declaration of Extinction of Pemex Fertilizers, as a result of its merger with Pemex Industrial Transformation, was published in the Official Gazette of the Federation, effective January 1, 2021.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The Declaration of Extinction of Pemex Fertilizers will not affect any payment obligations previously executed by Pemex Fertilizers, in Mexico and abroad, in which Pemex Industrial Transformation is subrogated due to the above-mentioned merger.

F.	Contributions from the Mexican Government

On February 19, 2021, the Mexican Government published in the Official Gazzete of the Federation a presidential decree, granting the application of a tax credit applicable to the Profit-sharing Duty in the amount of Ps. 73,280,000.

During 2021, the Mexican Government made the following contributions to Petróleos Mexicanos through the Ministry of Energy in order to support PEMEX’s finances:

	Amount
January 22, 2021 (i)	Ps.	12,000,000
February 11, 2021 (i)		10,000,000
February 24, 2021 (ii)		32,062,000
March 5, 2021 (i)		7,000,000
March 26, 2021 (i)		2,000,000
April 5, 2021 (i)		5,000,000
April 26, 2021 (i)		2,050,000
May 3, 2021 (i)		7,000,000
May 4, 2021 (ii)		32,062,000

Total	Ps.	109,174,000

(i)	Capital contributions to the construction of the Dos Bocas Refinery.
(ii)	Capital contributions to debt’s payments.

G.	Business Plan 2021-2025

On March 22, 2021, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2021-2025 (the “2021-2025 Business Plan”), which effectively replaced its 2019-2023 business plan (the “2019-2023 Business Plan”). The 2021-2025 Business Plan considers adjustments for the changes and challenges arising from the health and economic crisis caused by the Covid-19 pandemic, taking into consideration PEMEX’s expectations with regards to economic recovery and the domestic fuel market.

The 2021-2025 Business Plan continues to focus on initiatives emphasized in the 2019-2023 Business Plan, including recovering crude oil and natural gas production, focusing exploration and production activities on land basins and shallow waters and, with respect to oil and petrochemical production, constructing the new refinery in Dos Bocas, Tabasco. In addition, the 2021-2025 Business Plan continues to focus on the rehabilitation of the National Refining System and the strengthening of PEMEX’s ethylene production, its derivatives production and its fertilizer business.

The 2021-2025 Business Plan reaffirms the strategic vision of the previous 2019-2023 Business Plan regarding the recovery of PEMEX’s financial capacity and the productivity of its value chain but makes adjustments to its strategies in light of the challenges of the current global environment. While the 2019-2023 Business Plan adjusts PEMEX’s strategies and goals and extends the time period contemplated, it reinforces PEMEX’s focus on financial discipline and cost reduction measures, including as related to its investments and maintenance of its portfolio.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The 2021-2025 Business Plan has three main objectives:

•	Financial optimization

•	Sustainability

•	Efficiency and competitiveness

PEMEX’s main objectives in the 2021-2025 Business Plan is to strengthen its finances and ensure the availability of financial resources for investment projects. PEMEX aims to identify the financial resources available for investments and to work to efficiently allocate resources to projects according to their profitability and the priorities of the Mexican Government.

H.	MEXICAN GOVERNMENT BONDS

Income interest generated by the Government Bonds amounted Ps. 2,311,338 from January 1 to April 30, 2021, of which Petróleos Mexicanos received the payment of Ps. 2,492,147.

I.	LEGAL PROCEEDINGS

On January 29, 2021, Petróleos Mexicanos and its Subsidiary Entities filed an amparo (124/2021) before the Twelfth District Court in Ciudad Victoria, Tamaulipas against the Congress of the state of Tamaulipas and nine other authorities in response to a request for rights to payments related to atmospheric emissions in the amount of Ps. 2,863,050. On February 4, 2021, the amparo was admitted and a provisional suspension was granted. On March 2, 2021, a constitutional hearing was scheduled. On February 18, 2021, a definitive suspension was granted. On February 22, 2021, the partial gas emission test offered by Petróleos Mexicanos and its Subsidiary Entities was reserved. On February 24, 2021, the governor and the secretary general of government of the state of Tamaulipas filed a justified report. On March 2, 2021, the constitutional hearing was postponed to March 30, 2021. On March 17, 2021, the president of the state congress filed a justified report. On March 29, 2021, evidence was offered by Petróleos Mexicanos and its Subsidiary Entities. On March 31, 2021, the constitutional hearing was postponed to April 29, 2021. As of the date of these financial statements, the final resolution is pending.

NOTE 29.	NEW STANDARDS RECENTLY ISSUED

A number of new standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these consolidated financial statements. The following amended standards and interpretations are not expected to have a significant impact on the PEMEX’s consolidated financial statements.

A. Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments address issues that might affect financial reporting as a result of reforms to IBOR interest rate benchmarks, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of IBOR interest rate benchmarks with alternative benchmark rates. The amendments provide practical relief from certain requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 relating to:

•	changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and

•	hedge accounting

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

i. Change in basis for determining cash flows

The amendments will require an entity to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability

ii. Hedge accounting

The amendments provide exceptions to the hedge accounting requirements in the following areas.

•	Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform.

•

When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

•

When a group of items is designated as a hedged item and an item in the group is amended to reflect the changes that are required by the reform, the hedged items are allocated to sub- groups based on the benchmark rates being hedged.

•

If an entity reasonably expects that an alternative benchmark rate will be separately identifiable within a period of 24 months, it is not prohibited from designating the rate as a non-contractually specified risk component if it is not separately identifiable at the designation date.

iii. Disclosure

The amendments will require PEMEX to disclose additional information about its exposure to risks arising from interest rate benchmark reform and related risk management activities.

iv. Transition

As of December 31, 2020, PEMEX is evaluating the possible impacts on the application of these new standards.

B. Other standards.

The following amended standards and interpretations are not expected to have a significant impact on the PEMEX’s consolidated financial statements.

•	Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

•	Covid-19-Related Rent Concessions (Amendment to IFRS 16).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

•	Reference to Conceptual Framework (Amendments to IFRS 3).

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

•	Insurance Contracts (Amendments to IFRS 17).

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 30.	SUBSIDIARY GUARANTOR INFORMATION

The following consolidating information presents: (i) condensed consolidated statements of financial position at December 31, 2020 and 2019 and condensed consolidated statements of comprehensive income and cash flows for the years ended December 31, 2020, 2019 and 2018 of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).

These condensed consolidated statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services (merged with Pemex Exploration and Production as of June 30, 2019), Pemex Logistics (collectively, the “Subsidiary Guarantors”) and Pemex Ethylene (merged with Pemex Industrial Transformation as of June 30, 2019) and Pemex Fertilizers are 100%-owned subsidiaries of the Mexican Government. The guarantees by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full, unconditional, joint and several. Pemex Ethylene, Pemex Fertilizers, Pemex Finance Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”).

The Pemex Project Funding Master Trust (the “Master Trust”), which was a trust formed for the purpose of financing PEMEX’s projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of December 31, 2020, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S. $)
6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,749,000

6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	491,175

8.625% Bonds due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	89,609

8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	63,705

9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	219,217

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The following table sets forth, as of December 31, 2020, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
Floating Rate Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	500,448

9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	102,149

5.50% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	806,540

3.500% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,143,938

4.875% Notes due 2024	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,031,954

6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,749,000

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,560,521

4.875% Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	639,371

5.375% Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	447,340

5.50% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	793,638

6.375% Bonds due en 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,560,461

5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	947,279
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,386,032

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)

4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	790,153

6.375% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	192,826

6.875% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,970,334

4.625% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	895,444

6.750% Bonds due 2047	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	5,997,558

5.350% Notes due 2028	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,482,468

6.350% Bonds due 2048	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,882,540

6.500% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	5,478,577

5.950% Notes due 2031	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,777,381

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.490% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,341,377

6.840% Notes due 2030	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	4,387,135

6.950% Bonds due 2060	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,796,812

7.690% Bonds due 2050	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	8,047,831

6.500% Notes due 2029	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,986,963

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2020 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2020

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps. 9,394,220	Ps. 4,970,074	Ps. 25,625,487	Ps. —	Ps. 39,989,781
Trade and other accounts receivable, derivative financial instruments and other current assets	46,962,377	139,800,991	50,500,929	—	237,264,297
Accounts receivable—inter-company	800,429,251	1,061,537,492	131,931,674	(1,993,898,417)	—
Inventories	889,543	41,946,007	9,770,111	—	52,605,661

Total current assets	857,675,391	1,248,254,564	217,828,201	(1,993,898,417)	329,859,739
Long-term receivables—intercompany	1,824,398,719	—	988,069	(1,825,386,788)	—
Investments in joint ventures and associates	(1,358,455,811)	45,295,025	75,662,389	1,249,513,526	12,015,129
Wells, pipelines, properties, plant and equipment-net	8,548,022	1,209,708,979	57,872,520	—	1,276,129,521
Long-term notes receivables	1,999	884,828	—	—	886,827
Right of use	759,133	56,949,499	1,486,625	—	59,195,257
Deferred taxes	59,277,027	45,431,025	3,821,147	—	108,529,199
Intangible assets	25,650	21,639,537	1,110,597	—	22,775,784
Mexican Government Bonds	111,512,962	—	—	—	111,512,962
Other assets	—	780,426	6,803,084	—	7,583,510

Total assets	1,503,743,092	2,628,943,883	365,572,632	(2,569,771,679)	1,928,487,928

Liabilities
Current liabilities
Current portion of long-term debt	334,770,935	6,642,039	49,684,293	—	391,097,267
Accounts payable—inter-company	1,360,720,755	552,292,445	78,413,852	(1,991,427,052)	—
Other current liabilities	18,629,284	325,647,266	37,036,254	—	381,312,804

Total current liabilities	1,714,120,974	884,581,750	165,134,399	(1,991,427,052)	772,410,071
Long-term debt	1,825,964,253	27,513,661	14,152,136	—	1,867,630,050
Long-term payables—inter-company	—	1,825,630,931	2,227,221	(1,827,858,152)	—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	368,754,587	1,315,022,188	9,398,062	—	1,693,174,837

Total liabilities	3,908,839,814	4,052,748,530	190,911,818	(3,819,285,204)	4,333,214,958

Equity (deficit), net	(2,405,096,722)	(1,423,804,647)	174,660,814	1,249,513,525	(2,404,727,030)

Total liabilities and equity	Ps.1,503,743,092	Ps.2,628,943,883	Ps.365,572,632	Ps.(2,569,771,679)	Ps.1,928,487,928

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2019

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	28,234,857	Ps.	4,826,057	Ps.	27,560,717	Ps.	—	Ps.	60,621,631
Trade and other accounts receivable, derivative financial instruments and other current assets		21,286,590		121,770,414		56,684,210		—		199,741,214
Accounts receivable—inter-company		592,503,940		1,134,820,799		129,911,984		(1,857,236,723)		—
Inventories		459,131		51,833,240		30,379,825		—		82,672,196

Total current assets		642,484,518		1,313,250,510		244,536,736		(1,857,236,723)		343,035,041
Long-term receivables—intercompany		1,692,840,909		—		1,615,441		(1,694,456,350)		—
Investments in joint ventures and associates		(980,054,315)		10,757,092		73,151,606		911,020,196		14,874,579
Wells, pipelines, properties, plant and equipment-net		9,706,301		1,234,911,644		32,930,617		—		1,277,548,562
Long-term notes receivables		121,626,851		938,455		—		—		122,565,306
Right of use		1,385,617		67,564,544		1,868,153		—		70,818,314
Deferred taxes		81,127,820		50,735,224		4,303,703		—		136,166,747
Intangible assets		130,535		13,018,022		1,435,967		—		14,584,524
Other assets		—		564,971		4,089,036		—		4,654,007

Total assets		1,569,248,236		2,691,740,462		363,931,259		(2,640,672,877)		1,984,247,080
Liabilities
Current liabilities
Current portion of long-term debt		209,291,307		2,942,757		32,690,121		—		244,924,185
Accounts payable—inter-company		1,275,967,793		471,706,488		106,934,283		(1,854,608,564)		—
Other current liabilities		23,694,401		230,345,159		53,239,883		—		307,279,443

Total current liabilities		1,508,953,501		704,994,404		192,864,287		(1,854,608,564)		552,203,628
Long-term debt		1,694,319,842		28,300,551		15,629,510		—		1,738,249,903
Long-term payables—inter-company		—		1,694,801,416		2,283,093		(1,697,084,509)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		363,041,463		1,247,581,410		14,579,978		—		1,625,202,851

Total liabilities		3,566,314,806		3,675,677,781		225,356,868		(3,551,693,073)		3,915,656,382

Equity (deficit), net		(1,997,066,570)		(983,937,319)		138,574,391		911,020,196		(1,931,409,302)

Total liabilities and equity	Ps.	1,569,248,236	Ps.	2,691,740,462	Ps.	363,931,259	Ps.	(2,640,672,877)	Ps.	1,984,247,080

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2020

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Net sales	—	1,115,845,485	459,202,040	(626,101,165)	948,946,360
Services income	78,461,654	88,034,087	12,253,482	(174,033,739)	4,715,484

Total sales revenues	78,461,654	1,203,879,572	471,455,522	(800,134,904)	953,661,844
(Impairment) of wells, pipelines, properties, plant and equipment	—	(36,303,470)	(50,230)	—	(36,353,700)
Cost of sales	982,896	1,090,745,812	460,296,695	(719,410,713)	832,614,690

Gross income	77,478,758	76,830,290	11,108,597	(80,724,191)	84,693,454
Other revenues (expenses), net	170,887	5,733,633	4,635,082	34,530	10,574,132

Total general expenses	75,817,961	154,020,378	9,198,761	(80,706,414)	158,330,686

Operating income	1,831,684	(71,456,455)	6,544,918	16,753	(63,063,100)
Financing cost, net	(54,710,062)	(70,134,087)	(3,066,150)	(16,754)	(127,927,053)
Foreign exchange income, net	(1,778,917)	(125,864,355)	(1,306,032)	—	(128,949,304)
Profit (loss) sharing in joint ventures and associates	(433,417,288)	1,288,687	(12,588,491)	441,176,559	(3,540,533)

(Loss) income before taxes, duties and other	(488,074,583)	(266,166,210)	(10,415,755)	441,176,558	(323,479,990)
Total taxes, duties and other	20,804,230	159,451,307	5,316,538	—	185,572,075

Net (loss) income for the year	(508,878,813)	(425,617,517)	(15,732,293)	441,176,558	(509,052,065)
Total other comprehensive result	(6,062,096)	(12,844,301)	7,600,985	—	(11,305,412)

Total comprehensive result for the year	(514,940,909)	(438,461,818)	(8,131,308)	441,176,558	(520,357,477)

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2019

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	—	Ps.	1,623,118,346	Ps.	712,266,064	Ps.	(942,521,905)	Ps.	1,392,862,505
Services income		59,915,165		131,935,732		9,683,190		(192,425,407)		9,108,680

Total sales revenues		59,915,165		1,755,054,078		721,949,254		(1,134,947,312)		1,401,971,185
(Impairment) of wells, pipelines, properties, plant and equipment		—		(27,672,704)		(3,610,450)		—		(31,283,154)
Cost of sales		989,308		1,488,250,706		705,101,991		(1,071,408,581)		1,122,933,424

Gross income		58,925,857		239,130,668		13,236,813		(63,538,731)		247,754,607
Other revenues (expenses), net		139,412		3,048,907		4,616,272		(75,835)		7,728,756

Total general expenses		62,645,185		141,628,000		11,974,223		(63,592,675)		152,654,733

Operating income		(3,579,916)		100,551,575		5,878,862		(21,891)		102,828,630
Financing cost, net		(66,593,657)		(57,364,522)		(2,953,372)		21,891		(126,889,660)
Foreign exchange income, net		3,912,176		82,143,830		874,382		—		86,930,388
Profit (loss) sharing in joint ventures and associates		(292,585,923)		116,536		(4,297,609)		295,609,103		(1,157,893)

(loss) income before taxes, duties and other		(358,847,320)		125,447,419		(497,737)		295,609,103		61,711,465
Total taxes, duties and other		(11,557,958)		352,239,318		3,142,129		—		343,823,489

Net (loss) income for the year		(347,289,362)		(226,791,899)		(3,639,866)		295,609,103		(282,112,024)
Total other comprehensive result		(55,495,859)		(253,482,329)		(375,252)		(2,669,406)		(312,022,846)

Total comprehensive result for the year	Ps.	(402,785,221)	Ps.	(480,274,228)	Ps.	(4,015,118)	Ps.	292,939,697	Ps.	(594,134,870)

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2018

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	—	Ps.	1,941,467,663	Ps.	912,726,857	Ps.	(1,181,748,372)	Ps.	1,672,446,148
Services income		75,979,835		113,113,024		5,960,807		(186,380,664)		8,673,002

Total sales revenues		75,979,835		2,054,580,687		918,687,664		(1,368,129,036)		1,681,119,150
Reversal (impairment) of wells, pipelines, properties, plant and equipment		—		25,384,888		(3,965,891)		—		21,418,997
Cost of sales		1,905,865		1,536,120,030		910,525,715		(1,249,040,049)		1,199,511,561

Gross income		74,073,970		543,845,545		4,196,058		(119,088,987)		503,026,586
Other revenues (expenses), net		73,183		(26,020,067)		8,710,216		40,289,179		23,052,511

Total general expenses		69,479,218		158,965,537		10,248,039		(80,014,104)		158,678,690

Operating income		4,667,935		358,859,941		2,658,235		1,214,296		367,400,407
Financing cost, net		(64,226,376)		(46,203,154)		(475,599)		(523,384)		(111,428,513)
Foreign exchange income, net		(3,832,933)		26,526,563		965,850		—		23,659,480
Profit (loss) sharing in joint ventures and associates		(125,246,527)		53,058		2,164,868		124,555,613		1,527,012

Income (loss) before taxes, duties and other		(188,637,901)		339,236,408		5,313,354		125,246,525		281,158,386
Total taxes, duties and other		(8,272,851)		466,788,123		3,062,951		—		461,578,223

Net (loss) income for the year		(180,365,050)		(127,551,715)		2,250,403		125,246,525		(180,419,837)
Total other comprehensive result		47,357,316		176,174,564		(140,133)		—		223,391,747

Total comprehensive result for the year	Ps.	(133,007,734)	Ps.	48,622,849	Ps.	2,110,270	Ps.	125,246,525	Ps.	42,971,910

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2020

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Operating activities:
Net (loss) income for the year	(508,878,813)	(425,617,517)	(15,507,766)	440,952,031	(509,052,065)
Income tax and duties	20,804,230	159,451,307	5,316,538	—	185,572,075
Depreciation and amortization	1,066,176	126,778,686	1,786,958	—	129,631,820
Amortization of intangible assets	453,081	(30,155)	56,062	—	478,988
Impairment of wells, pipelines, properties, plant and equipment	—	36,303,471	50,229	—	36,353,700
Capitalized unsuccesful wells	—	10,947,702	—	—	10,947,702
Unsuccesful wells from intangible assets	—	8,404,284	—	—	8,404,284
Disposal of wells, pipelines, properties, plant and equipment	94,065	3,004,053	2,199,444	—	5,297,562
Disposal of intangible asset			396,118		396,118
Amortization of rights of use	644,838	5,453,688	1,130,705	—	7,229,231
Cancellation of rights of use	—	(1,101,987)	—	—	(1,101,987)
Gain on sale of subsidiary entity	—	—	(707,533)	—	(707,533)
Effects of net present value of reserve for well abandonment	—	4,555,692	—	—	4,555,692
Profit (loss) sharing in investments	441,125,283	(41,685)	3,582,218	(441,125,283)	3,540,533
Unrealized foreign exchange loss (gain)	117,158,102	12,040,638	3,267,503	—	132,466,243
Interest expense	134,335,289	25,908,927	1,521,026	—	161,765,242
Interest income	(11,617,299)	(5,124,749)	—	—	(16,742,048)
Funds (used in) from operating activities:
Taxes	1,349,021	(155,315,035)	(3,725,449)	—	(157,691,463)
Accounts receivable, accounts payable, derivative financial instruments and accrued liabilities	(16,644,218)	(692,255)	22,115,695	—	4,779,222
Employee benefits	(355,666)	64,873,037	(5,347,025)	—	59,170,346
Inter-company charges and deductions	(147,308,477)	37,878,271	35,319,045	74,111,161	—

Cash flows (used in) from operating activities	32,225,612	(92,323,627)	51,453,768	73,937,909	65,293,662
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(349,555)	(97,841,648)	(40,426,953)	—	(138,618,156)
Other assets and other receivables	930,596	(812,028)	(2,640,055)	—	(2,521,487)
(Increase) decrease due to Inter-company investing	(194,281,597)	—	627,372	193,654,225	—

Cash flows used in investing activities	(193,700,556)	(98,653,676)	(42,439,636)	193,654,225	(141,139,643)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	46,256,000	—	—	—	46,256,000
Long-terms and interest received from the Mexican Government	5,800,940	—	—	—	5,800,940
Lease payments of principal and interest	(396,917)	(8,266,969)	(1,346,915)	—	(10,010,801)
Loans obtained from financial institutions	730,222,863	1,046	557,905,959	—	1,288,129,868
Debt payments, principal only	(601,448,338)	(4,828,154)	(545,685,655)	—	(1,151,962,147)
Interest paid	(122,553,204)	(7,200,077)	(1,235,869)	—	(130,989,150)
Inter-company increase (decrease) financing	84,752,963	211,415,474	(28,576,303)	(267,592,134)	—

Cash flows provided by financing activities:	142,634,307	191,121,320	(18,938,783)	(267,592,134)	47,224,710
Net (decrease) increase in cash and cash equivalents	(18,840,637)	144,017	(9,924,651)	—	(28,621,271)
Effects of change in cash value	—	—	7,989,421	—	7,989,421
Cash and cash equivalents at the beginning of the year	28,234,857	4,826,057	27,560,717	—	60,621,631

Cash and cash equivalents at the end of the year	9,394,220	4,970,074	25,625,487	—	39,989,781

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2019

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income for the year	Ps.	(347,289,363)	Ps.	(225,457,279)	Ps.	(4,974,486)	Ps.	295,609,104	Ps.	(282,112,024)
Income tax and duties		(11,557,958)		352,291,238		3,090,209		—		343,823,489
Depreciation and amortization		1,183,741		134,134,135		1,869,134		—		137,187,010
Amortization of intangible assets		373,961		86,342		83,069		—		543,372
Impairment of wells, pipelines, properties, plant and equipment		—		27,672,705		3,610,449		—		31,283,154
Capitalized unsuccesful wells		—		71,604,308		—		—		71,604,308
Unsuccesful wells from intangible assets		—		7,990,877		—		—		7,990,877
Disposal of wells, pipelines, properties, plant and equipment		14,115		1,492,916		1,034,527		—		2,541,558
Amortization of rights of use		639,877		5,439,642		1,349,756		—		7,429,275
Effects of net present value of reserve for well abandonment		—		(258,816)		—		—		(258,816)
Profit (loss) sharing in investments		296,230,824		(538,281)		(1,473,955)		(293,060,695)		1,157,893
Unrealized foreign exchange loss (gain)		(74,439,514)		(2,867,091)		(938,369)		—		(78,244,974)
Interest expense		118,543,971		12,446,222		1,871,147		—		132,861,340
Interest income		(22,964,784)		(5,410,645)		(860,174)		—		(29,235,603)
Funds (used in) from operating activities:
Accounts receivable, accounts payable, derivative financial instruments and accrued liabilities		11,279,402		32,413,620		675,345		—		44,368,367
Taxes		(10,682,007)		(356,254,147)		(5,737,259)		—		(372,673,413)
Employee benefits		52,052,212		9,322,327		5,580,162		—		66,954,701
Inter-company charges and deductions		(439,039,267)		176,676,691		5,349,241		257,013,335		—

Cash flows (used in) from operating activities		(425,654,790)		240,784,764		10,528,796		259,561,744		85,220,514
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets		(232,592)		(132,206,201)		5,564,862		—		(126,873,931)
Other assets and other receivables		14,743,694		933,269		(101,835)		—		15,575,128
(Increase) decrease due to Inter-company investing		401,422,502		—		—		(401,422,502)		—

Cash flows used in investing activities		415,933,604		(131,272,932)		5,463,027		(401,422,502)		(111,298,803)
Financing activities:
Increase in equity due to Certificates of Contribution “A”		122,131,000		41,956,917		(41,956,917)		—		122,131,000
Long-terms and interest received from the Mexican Government		38,704,883		—		—		—		38,704,883
Lease payments		(588,463)		(8,745,025)		(1,375,933)		—		(10,709,421)
Loans obtained from financial institutions		824,049,426		46,297		343,739,223		—		1,167,834,946
Debt payments, principal only		(851,077,341)		(4,826,936)		(329,138,006)		—		(1,185,042,283)
Interest paid		(120,450,950)		(6,104,160)		(1,390,093)		—		(127,945,203)
Inter-company increase (decrease) financing		—		(143,484,166)		1,623,408		141,860,758		—

Cash flows provided by financing activities:		12,768,555		(121,157,073)		(28,498,318)		141,860,758		4,973,922
Net (decrease) increase in cash and cash equivalents		3,047,369		(11,645,241)		(12,506,495)		—		(21,104,367)
Effects of change in cash value		—		—		(186,411)		—		(186,411)
Cash and cash equivalents at the beginning of the year		25,187,488		16,471,298		40,253,623		—		81,912,409

Cash and cash equivalents at the end of the year	Ps.	28,234,857	Ps.	4,826,057	Ps.	27,560,717	Ps.	—	Ps.	60,621,631

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2018

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income for the year	Ps.	(180,365,050)	Ps.	(127,551,718)	Ps.	2,305,189	Ps.	125,191,742	Ps.	(180,419,837)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		1,274,179		149,747,232		2,360,629		—		153,382,040
Amortization of intangible assets		2,446,445		86,332		110,549		—		2,643,326
Impairment of wells, pipelines, properties, plant and equipment		—		(25,384,888)		3,965,891		—		(21,418,997)
Capitalized unsuccesful wells		—		15,443,086		—		—		15,443,086
Unsuccesful wells from intangible assets		—		(2,171,218)		—		—		(2,171,218)
Disposal of wells, pipelines, properties, plant and equipment		872,527		12,226,128		3,786,609		—		16,885,264
Gain on sale of share in joint ventures and associates		—		(10,257)		(690,914)		—		(701,171)
Effects of net present value of reserve for well abandonment		—		(6,953,200)		—		—		(6,953,200)
Profit (loss) sharing in investments		125,246,527		(538,281)		(1,473,955)		(124,761,303)		(1,527,012)
Unrealized foreign exchange loss (gain)		(19,726,271)		446,523		(482,460)		—		(19,762,208)
Interest expense		109,697,028		12,720,032		1,452,624		—		123,869,684
Interest income		(9,520,962)		—		—		—		(9,520,962)
Funds (used in) from operating activities:
Accounts receivable, accounts payable, derivative financial instruments and accrued liabilities		51,460,407		(73,421,161)		26,118,293		—		4,157,539
Taxes		(8,881,300)		38,071,896		(157,861)		—		29,032,735
Other assets and other liabilities		559,449		(12,071,857)		(3,244,955)		—		(14,757,363)
Employee benefits		10,519,603		44,858,697		(1,773,416)		—		53,604,884
Inter-company charges and deductions		(14,527,177)		81,240,429		(21,516,287)		(45,196,965)		—

Cash flows (used in) from operating activities		69,055,405		106,737,775		10,759,936		(44,766,526)		141,786,590
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets		(1,162,685)		(103,408,759)		(4,389,245)		—		(108,960,689)
Proceeds from sale of assets		—		14,568		4,063,776		—		4,078,344
Other assets		3,586,010		212,421		—		—		3,798,431
(Increase) decrease due to Inter-company investing		(47,454,385)		—		—		47,454,385		—

Cash flows used in investing activities		(45,031,060)		(103,181,770)		(325,469)		47,454,385		(101,083,914)
Financing activities:
Loans obtained from financial institutions		510,871,366		—		388,897,646		—		899,769,012
Debt payments, principal only		(450,353,531)		(6,662,318)		(384,017,543)		—		(841,033,392)
Interest paid		(106,313,795)		(7,857,926)		(1,117,668)		—		(115,289,389)
Inter-company increase (decrease) financing		—		8,620,192		(5,932,333)		(2,687,859)		—

Cash flows provided by financing activities:		(45,795,960)		(5,900,052)		(2,169,898)		(2,687,859)		(56,553,769)
Net (decrease) increase in cash and cash equivalents		(21,771,615)		(2,344,047)		8,264,569		—		(15,851,093)
Effects of change in cash value		—		—		(88,252)		—		(88,252)
Cash and cash equivalents at the beginning of the year		46,959,103		18,815,345		32,077,306		—		97,851,754

Cash and cash equivalents at the end of the year	Ps.	25,187,488	Ps.	16,471,298	Ps.	40,253,623	Ps.	—	Ps.	81,912,409

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

A.	Capitalized costs for oil and gas producing activities (unaudited):

		2020	2019	2018
Proved Properties	Ps.	2,483,134,177	2,306,255,209	2,505,307,260
Construction in progress		64,911,619	50,951,279	51,033,968
Accumulated depreciation and amortization		(1,775,163,736)	(1,675,843,298)	(1,572,649,381)

Net capitalized costs	Ps.	772,882,060	681,363,190	983,691,847

B.	Costs incurred for oil and gas property exploration and development activities (unaudited):

		2020	2019
Exploration	Ps.	33,986,110	31,222,023
Development		97,041,516	82,135,240

Total costs incurred	Ps.	131,027,626	113,357,263

PEMEX does not have property acquisition costs because the oil reserves it exploits are owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields in the amount of Ps. 9,599,274 and Ps. 10,663,334, for 2020 and 2019, respectively. These costs are accounted for as geological and geophysical exploration expenses, in accordance with the successful efforts method of accounting.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

C.	Results of operations for oil and gas producing activities (unaudited):

		2020	2019	2018
Revenues from sale of oil and gas	Ps.	558,051,547	762,102,939	910,433,244

Hydrocarbon duties		154,609,136	343,242,436	443,491,451
Production costs (excluding taxes)		257,571,641	275,090,795	273,695,691
Other costs and expenses		(7,024,695)	(6,910,321)	(10,109,114)
Exploration expenses		31,868,857	90,258,519	30,953,413
Depreciation, depletion, amortization and accretion		845,380	222,651,461	28,845,604

		437,870,319	924,332,890	766,877,047

Results of operations for oil and gas producing activities	Ps.	120,181,228	(162,229,951)	143,556,198

D.	Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars for each of the years ended December 31 (excluding production taxes):

Description	2020		2019		2018
Weighted average sales price per barrel of oil equivalent (boe)(1)	U.S. $	27.86	U.S. $	43.52	U.S. $	50.89
Crude oil, per barrel		35.47		57.13		62.99
Natural gas, per thousand cubic feet		2.54		3.55		5.57

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

E.	Crude oil and natural gas reserves (unaudited)

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

Proved reserves estimates as of December 31, 2020 were prepared by the exploration and production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of its hydrocarbon reserves. According to the Lineamientos que Regulan los Procedimientos de Cuantificación y Certificación de Reservas de la Nación (Guidelines for Regulating the Nation’s Reserves Quantification and Certification Procedures), CNH should review and approve of hydrocarbons reserves reports of Mexico’s operators in the month of April. The CNH reviewed the proved reserves reports estimates as of December 31, 2020 and approved them on April 20, 2021. However, as of the date of these consolidated financial statements, the CNH has not published the resolution.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Pemex Exploration and Production estimates proved reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE’s publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated June 25, 2019, and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2020, PEMEX did not record any material increase in PEMEX’s hydrocarbons reserves as a result of the use of new technologies.

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

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

In addition to this internal review process, Pemex Exploration and Production’s final reserves estimates are audited by independent engineering firms. Four independent engineering firms audited Pemex Exploration and Production’s estimates of proved reserves as of December 31, 2020 or January 1, 2021: DeGolyer and MacNaughton (“DeGolyer”), Netherland, Sewell International, S. de R.L. de C.V. (“Netherland Sewell”), GLJ LTD. (“GLJ”) and Sproule International Limited (“Sproule”), the “Independent Engineering Firms”. The reserves estimate reviewed by the Independent Engineering Firms totaled 97.8% of PEMEX’s estimated proved reserves. The remaining 2.2% of PEMEX’s estimated proved reserves consisted of reserves located mainly in certain areas which have been shared with third parties. Under such agreements, the corresponding third party is responsible of assessing the volume of reserves.

Netherland Sewell audited the reserves in the Cantarell, Ku-Maloob-Zaap, Cinco Presidentes and Macuspana-Muspac business units, DeGolyer audited the reserves in the Poza Rica-Altamira, Abkatún-Pol-Chuc and Litoral de Tabasco business units and GLJ audited the reserves in the Burgos, Veracruz, Bellota-Jujo and Samaria-Luna business units and Sproule audited the reserves in the fields recently added to Pemex´s inventory reserves. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of some of the fields; (3) economic analysis of the fields; and (4) review of Pemex Exploration and Production’s production forecasts and reserves estimates.

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

PEMEX’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants increased by 1.3% in 2020, from 5,960.6 million barrels at December 31, 2019 to 6,041.0 million barrels at December 31, 2020. PEMEX’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants increased by 0.5 % in 2020, from 3,585.0 million barrels at December 31, 2019 to 3,603.4 million barrels at December 31, 2020. The amount of our proved reserves of crude oil, condensate and liquefiable hydrocarbon reserves added in 2020 was enough to offset the level of production in 2020, which amounted to 694.8 million barrels of crude oil, condensates and liquefiable hydrocarbons.

PEMEX’s total proved developed and undeveloped dry gas reserves increased by 10.0% in 2020, from 6,351.7 billion cubic feet at December 31, 2019 to 6,984.2 billion cubic feet at December 31, 2020. PEMEX’s proved developed dry gas reserves increased by 8.7% in 2020, from 3,608.5 billion cubic feet at December 31, 2019 to 3,922.3 billion cubic feet at December 31, 2020. These increases were principally due to higher proved developed dry gas reserves in the fields of Poza Rica, Burgos and Abkatún-Pol-Chuc business units. The amount of dry gas reserves added in 2020 was enough to offset the level of production in 2020, which amounted to 818.7 billion cubic feet of dry gas. PEMEX’s proved undeveloped dry gas reserves increased by 11.6% in 2020, from 2,743.1 billion cubic feet at December 31, 2019 to 3,061.9 billion cubic feet at December 31, 2020. This increase was principally due to an increase in proved undeveloped dry gas reserves in the fields of Poza Rica, Burgos and Abkatún-Pol-Chuc business units.

During 2020, PEMEX’s exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in three new discoveries of oil fields (Camatl, Paki and Xolotl). In addition, PEMEX discovered three new reservoirs in the existing fields Cibix, Terra and Pokche. Further, extension activities in our Pokche, Ixachi and Quesqui fields led to the incorporation of additional reserves. Together, these extensions and discoveries led to the incorporation approximately 130.6 million barrels of oil equivalent.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of its proved reserves determined in accordance with Rule 4-10(a).

Summary of oil and gas (1) proved reserves as of December 31, 2020 based on average fiscal year prices

	Crude oil and Condensates (2)	Dry Gas (3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and un-developed reserves:
Proved developed reserves	3,603.4	3,922.3
Proved undeveloped reserves	2,437.6	3,061.9

Total proved reserves	6,041.0	6,984.2

Note: Numbers may not total due to rounding.

(1)	PEMEX does not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)

Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex Exploration and Production.

Crude oil and condensate reserves

(including natural gas liquids) (1)

	2020	2019	2018
	(in millions of barrels)
Proved developed and undeveloped reserves:
At December 31	5,961	5,786	6,427
Revisions (2)	651	784	22
Extensions and discoveries	97	78	140
Production	(695)	(687)	(744)
Farm-outs and transfers to E&P contracts (CEE) and transfers of fields due to CNH bidding process	27	—	(59)

At December 31	6,041	5,961	5,786

Proved developed reserves at December 31	3,603	3,585	3,588
Proved undeveloped reserves at December 31	2,438	2,376	2,198

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)

Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and changes in hydrocarbon prices.

Source: Pemex Exploration and Production.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Dry gas reserves

	2020	2019	2018
	(in billions of cubic feet)
Proved developed and undeveloped reserves:
At December 31	6,352	6,370	6,593
Revisions (1)	1,240	656	3
Extensions and discoveries	176	196	809
Production (2)	(819)	(870)	(887)
Farm outs and transfer to E&P contracts (CEE) and transfers of fields due to CNH bidding process	35	—	(148)

At December 31	6,984	6,352	6,370

Proved developed reserves at December 31	3,922	3,609	3,380
Proved undeveloped reserves at December 31	3,062	2,743	2,990

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

Source: Pemex Exploration and Production.

Pemex Exploration and Production’s reserve-replacement ratio, or “RRR”, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2020, we obtained an increase of 1,019.9 million barrels of oil equivalent of proved reserves as aggregated from discoveries, revisions, delimitations and development and production, which represents a RRR of 119.7%. PEMEX’s 2020 RRR is similar to its 2019 RRR, which was 120.1%. PEMEX expects to continue to obtain an RRR greater than 100%, consistent with the last two years.

PEMEX’s reserves production ratio (“RRP”), which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2020, this ratio is 8.7 years for proved reserves which is similar to the RRP of 2019.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

F.	Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2046. This measure is presented in accordance with ASC Topic 932.

Estimated future cash inflows from production are computed by applying average prices of oil and gas on the first day of each month of 2020. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex Exploration and Production already legislated for 2020 to the future pre-tax net cash flows related to PEMEX’s proved oil and gas reserves.

The estimated future payment of taxes was calculated based on the latest fiscal regime applicable by decree to Pemex Exploration and Production, published in the Official Gazette of the Federation on December 9, 2019.

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

Standardized measure of discounted future net cash flows as of December 31

	2020	2019	2018
	(in millions of U.S. dollars)
Future cash inflows	201,777	330,286	321,065
Future production costs (excluding profit taxes)	(109,064)	(114,782)	(103,498)
Future development costs	(23,631)	(37,540)	(22,224)

Future cash flows before tax	69,082	177,964	195,343
Future production and excess gains taxes	(73,122)	(134,174)	(156,691)

Future net cash flows	(4,040)	43,790	38,652
Effect of discounting net cash flows by 10%	3,359	(18,807)	(12,434)

Standardized measure of discounted future net cash flows	(681)	24,983	26,218

Note: Table amounts may not total due to rounding.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2020	2019	2018
	(in millions of U.S. dollars)
Sales of oil and gas produced, net of production costs	(16,968)	(29,530)	(31,279)
Net changes in prices and production costs	(39,509)	73,278	62,902
Extensions and discoveries	1,426	1,658	4,323
Development cost incurred during the year	4,654	4,281	2,984
Changes in estimated development costs	(10,019)	3,341	(2,146)
Reserves revisions and timing changes	5,808	(19,615)	1,511
Accretion of discount of pre-tax net cash flows	5,929	(9,305)	6,628
Net changes in production and excess gains taxes	23,015	(25,343)	(22,818)

Aggregate change in standardized measure of discounted future net cash flows	(25,664)	(1,235)	22,105

	2020	2019	2018
	(in millions of U.S. dollars)
Standardized measure:
As of January 1	24,983	26,218	4,113
As of December 31	(681)	24,983	26,218

Change	(25,664)	(1,235)	22,105

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