Form 20-F
period 2023-12-31
MEXICAN PETROLEUM
filed 2024-04-30
CIK 932782

As filed with the Securities and Exchange Commission on April 30, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 20-F
__________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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
11300 Ciudad de México, México
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
__________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of Each Class

4.875% Notes due 2024	4.250% Notes due 2025
6.875% Notes due 2025	6.875% Notes due 2026
4.500% Notes due 2026	6.500% Notes due 2027
6.490% Notes due 2027	5.350% Notes due 2028
9.500% Guaranteed Bonds due 2027	8.750% Notes due 2029
6.500% Notes due 2029	6.840% Notes due 2030
5.950% Notes due 2031	10.000% Notes due 2033
6.700% Notes due 2032	6.625% Guaranteed Bonds due 2035
6.625% Notes due 2035	6.625% Guaranteed Bonds due 2038
6.500% Bonds due 2041	5.500% Bonds due 2044
6.375% Bonds due 2045	5.625% Bonds due 2046
6.750% Bonds due 2047	6.350% Bonds due 2048
7.690% Bonds due 2050	6.950% Bonds due 2060
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
Our consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, these consolidated financial statements were audited in accordance with the International Standards on Auditing, as required by the Ley del Mercado de Valores (Securities Market Law) and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (General Provisions applicable to issuers of securities and other participants in the securities market) in each case, of Mexico, for purposes of filing with the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or the CNBV) and the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange), and in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB, for purposes of filings with the U.S. Securities and Exchange Commission, or the SEC.
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
We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 16.9220 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on December 31, 2023. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. Mexico has a free market for foreign exchange, and the Mexican Government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican Government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future. Due to the volatility of the peso/U.S. dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.

PRESENTATION OF INFORMATION CONCERNING RESERVES
The proved hydrocarbon reserves included in this report for the year ended December 31, 2023, are those that we have the right to extract and sell based on assignments granted to us by the Mexican Government.
The estimates of our proved reserves of crude oil and natural gas for the five years ended December 31, 2023 included in this report have been calculated according to the technical definitions required by the SEC. DeGolyer and MacNaughton Corp. (which we refer to as "DeGolyer and MacNaughton"), GLJ Ltd. (which we refer to as "GLJ"), Ryder Scott Company L.P. (which we refer to as "Ryder Scott") and Sproule International Limited and Sproule México, S.A. de C.V. (which we refer to as "Sproule") conducted reserves audits of our estimates of our proved hydrocarbon reserves as of December 31, 2023 or January 1, 2024, as applicable. All reserves estimates involve some degree of uncertainty. For a description of the risks relating to reserves and reserves estimates, see “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—Hydrocarbon reserves are based on estimates, which are uncertain and subject to revisions,” “—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our income, adjustments to our capital expenditures budget or an inability to obtain financing may limit our ability to make capital investments” and “—The Mexican nation, not us, owns the hydrocarbon reserves located in Mexico and our right to continue to extract these reserves is subject to the approval of the Ministry of Energy.”
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
•national or international public health events, including the outbreak of pandemic or contagious disease;
•the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflict in Gaza and disruptions to shipping operations in the Red Sea;
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
CONSOLIDATED STRUCTURE OF PEMEX
The following chart presents the consolidated structure of PEMEX as of December 31, 2023.

Board of Directors
Internal Auditing Area
Director General
Corporate Office of Planing, Coordination and Perfomance
Corporate Office of Management and Services
Institutional Internal Control Unit
Corporate Finance Office
Legal Office
The Subsidiary Entities and their Subsidary Companies:
Pemex Exploration and Production
Other Subsidiary Companies:
60.00%
Compañía Mexicana de Exploraciones, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
100.00%
P.M.I. Campos Maduros SANMA, S. de R.L. de C.V.
Incorporated in Mexico
The Subsidiary Entities and their Subsidary Companies:
Pemex Industrial Transformation
Other Subsidiary Companies:
100.00%
Mex Gas Internacional, S.L.
Redomiciled in Spain
Other Subsidiary Companies:
100.00%
PTI Infraestructura de Desarrollo, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
100.00%
PPQ Cadena Productiva, S.L.U.
Incorporated in Spain
Other Subsidiary Companies:
99.99%
0.01%
PMX Fertilizantes Holding, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
26.87%
73.13%
PMX Fertilizantes Pacífico, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
99.99%
0.01%
Grupo Fertinal, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
99.66%
0.34%
Pro-Agroindustria, S.A. de C.V.
Incorporated in Mexico
The Subsidiary Entities and their Subsidary Companies:
Pemex Logistics
Other Subsidiary Companies:
99.00%
1.00%
P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
100.00%
Kot Insurance Co. AG
Redomiciled in Switzerland
Other Subsidiary Companies:
100.00%
Pemex Procurement International, Inc.
Incorporated in United States
Other Subsidiary Companies:
100.00%
Pemex Finance, Ltd.
Incorporated in Cayman Islands
Other Subsidiary Companies:
99.99%
0.01%
Gasolinas Bienestar, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
98.33%
P.M.I. Comercio Internacional, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
100.00%
P.M.I. Holdings Petróleos España, S.L.
Redomiciled in Spain
Other Subsidiary Companies:
100.00%
Holdings Holanda Services, B.V.
Incorporated in Netherlands
Other Subsidiary Companies:
90.00%
10.00%
P.M.I. Norteamérica, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
59.00%
41.00%
P.M.I. Services North America, Inc.
Incorporated in United States
Other Subsidiary Companies:
99.99%
0.01%
P.M.I. Ducto Juárez, S. de R.L. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
49.99%
50.01%
Deer Park Refining Limited Partnership
Incorporated in United States
Other Subsidiary Companies:
99.99%
0.01%
P.M.I. Trading Designated Activity Company
Incorporated in Ireland
Other Subsidiary Companies:
99.00%
1.00%
P.M.I. Trading México, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
99.99%
0.01%
P.M.I. Midstream del Centro, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
100.00%
Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V.
Incorporated in Mexico
Other Subsidiary Companies:
0.02%
99.98%
III Servicios, S.A. de C.V.
Incorporated in Mexico

Item 1.    Identity of Directors, Senior Management and Advisers
Not applicable.

PART I
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
We have a substantial amount of debt, which we have incurred primarily to fund operating expenses and finance our capital investment projects. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, we face significant indebtedness. Therefore, in order to develop our assigned hydrocarbon reserves, service our indebtedness and amortize scheduled debt maturities, we will need to obtain funds from a broad range of sources, in addition to continuing efficiency and cost-cutting initiatives. There can be no assurances that we will continue to have access to capital on favorable terms or any terms at all. During 2023, we received support from the Mexican Government for debt repayments and to strengthen our financial condition, and such additional support may not be available in upcoming years.
As of December 31, 2023, our total indebtedness, including accrued interest, was Ps. 1,794.5 billion (U.S. $106.0 billion), in nominal terms, which represented a 14.2% decrease in peso terms compared to our total indebtedness, including accrued interest, of Ps. 2,091.5 billion (U.S. $123.6 billion) as of December 31, 2022. As of December 31, 2023, 42.9% of our existing debt, or Ps. 770.5 billion (U.S. $45.5 billion), including accrued interest, is scheduled to mature in the next three years, including Ps. 477.2 billion (U.S. $28.2 billion) scheduled to mature in 2024. Our working capital deteriorated from a negative working capital of Ps. 401.8 billion (U.S. $23.7 billion) as of December 31, 2022 to a negative working capital of Ps. 585.2 billion (U.S. $34.6 billion) as of December 31, 2023. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flows from our operations, drawdowns under our available credit facilities, capital contributions from the Mexican Government and the incurrence of additional indebtedness (including refinancing of existing indebtedness). During 2023, we received Ps. 166.6 billion (U.S. $9.8 billion) in capital contributions from the Mexican Government, including Ps. 127.7 billion to support our debt repayments. These contributions represented an important source for the payment of our debt during 2023.
If we were unable to obtain financing on favorable terms or any terms at all, this could hamper our ability to obtain further financing, to invest in projects, exploit hydrocarbon reserves, and meet our principal and interest payment obligations with our creditors. This risk would be further magnified if we also were unable to receive support from the

Mexican Government. As a result, we may be exposed to significant liquidity constraints and may not be able to service our debt, pay our suppliers or make the capital expenditures required to maintain our current production levels and to maintain, and increase, the proved hydrocarbon reserves assigned to us by the Mexican Government, which may adversely affect our financial condition and results of operations. See “—Risk Factors Related to our Relationship with the Mexican Government—We must make significant capital expenditures to maintain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our income, adjustments to our capital expenditures budget or an inability to obtain financing may limit our ability to make capital investments” below.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, which was the case for the year ended December 31, 2023, we could be forced to further reduce our planned capital expenditures and implement further austerity measures in order to provide additional liquidity to our operations. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient for us to meet our obligations.
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

Certain rating agencies downgraded Mexico’s credit ratings in July 2022 and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings. Further, certain rating agencies recently downgraded our credit rating and ratings outlook during July 2023 and February 2024. See “Item 5—Liquidity and Capital Resources—Overview” below for some of the concerns expressed by certain rating agencies. We currently have a “split rating” among the rating agencies that formally rate our credit profile. Two of such rating agencies have assigned us a non-investment grade rating and the other agency assigned us an investment grade rating. For information regarding our current credit ratings, please see “Item 5—Liquidity and Capital Resources—Overview” below.
While these downgrades do not constitute a default or an event of default under our debt instruments, they have increased our cost of financing. Further downgrades may have material adverse consequences on our ability to access the financial markets and the terms on which we may obtain financing, including our cost of financing. In turn, this could significantly harm our financial condition, results of operations and ability to meet existing obligations. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our financial and operational flexibility may be impaired as a result of more restrictive covenants, requirements for security and other terms that may be imposed on “split-rated” entities. Our “split rating” and any further credit rating downgrades could also negatively impact the prices of our debt securities, reduce our potential pool of investors and limit our funding sources, among other consequences. There can be no assurance that we will be able to maintain or improve our current credit ratings or outlook.
Crude oil, natural gas and petroleum products prices are volatile, and low crude oil and natural gas prices adversely affect our income and cash flows and the value of the hydrocarbon reserves that we have the right to extract and sell.

Most of our cash flow derives from sales of crude oil, petroleum products and natural gas. International prices of crude oil, petroleum products and natural gas are subject to global supply and demand and fluctuate due to many factors beyond our control. These factors include (i) competition within the oil and natural gas industry, (ii) the existence and development of alternative sources of energy, (iii) prices of alternative sources of energy, (iv) the cost of exploration and exploitation of oil fields, (v) international economic trends, (vi) exchange rate fluctuations, (vii) expectations of inflation, (viii) domestic and foreign laws and government regulations, (ix) political, social and other events (including public health events and armed conflict) in major oil- and natural gas-producing and consuming nations, (x) actions taken by Organization of the Petroleum Exporting Countries (“OPEC”) members and other oil exporting countries, (xi) trading activity in oil and natural gas and (xii) transactions in derivative financial instruments (“DFIs”) related to oil and gas.

When international prices of crude oil, petroleum products and/or natural gas are low, we earn less revenue and, therefore, generate lower cash flows and earn less income before taxes and duties because our costs remain roughly constant. Conversely, when prices of crude oil, petroleum products and/or natural gas are high, we earn more revenue and our income before taxes and duties increases.
The Mexican crude oil export price has been extremely volatile in recent years, reaching an unprecedented low of negative U.S. $7.33 per barrel on April 28, 2020 in reaction to the COVID-19 pandemic and actions taken by other oil-producing countries. During 2023, the weighted average Mexican crude oil price remained volatile due to market conditions, averaging U.S. $70.98 per barrel, as compared to U.S. $89.24 per barrel during 2022.
Any future decline in international crude oil and natural gas prices will have a negative impact on our results of operations and financial condition. Price fluctuations may also affect estimates of the amount and value of Mexico’s hydrocarbon reserves that we have the right to extract and sell, which could affect our future production levels. See “—Risk Factors Related to our Relationship with the Mexican Government—Hydrocarbon reserves are based on estimates, which are uncertain and subject to revisions” below and “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Changes in Exposure to Main Risks—Market Risk—Hydrocarbon Price Risk.”
Our business could be negatively impacted by hydrocarbon price volatility as the result of actual or threatened global military or paramilitary activity and any related destabilization of the world energy markets.
Our income and cash flows depend on the prices of crude oil, petroleum products and natural gas. Oil prices are highly sensitive to actual and perceived threats to global geopolitical stability and to changes in production from OPEC and OPEC+ member states and other oil-producing nations. An increase, or the threat of an increase, in military or paramilitary activities, including Russian military activities in Ukraine, the conflict in Gaza and disruptions to shipping operations in the Red Sea, could lead to increased volatility in global oil, natural gas and petroleum products prices. The destabilization of or increased volatility in global hydrocarbon prices could reduce the price we receive from our sales and adversely affect our profitability. Increases in oil, gas and petroleum products prices may not persist and could be followed by price decreases based on factors beyond our control, including geopolitical events.

Our business may be materially and adversely affected by the emergence of epidemics or pandemics.

Public health events, including epidemics and pandemics caused by infectious agents and diseases, such as the COVID-19 pandemic, may adversely impact the health of our workforce, the operations of our partners and suppliers and demand the redesign of routines and procedures. Public health events can also significantly affect the operation of our facilities, including our oil platforms, refineries and terminals, as well as adversely impact the proper functioning of our supply chain. In addition, public health events may impact Mexico, the Mexican and/or the global economy and the international prices of, and/or demand for, crude oil, petroleum products and/or natural gas, which may in turn affect our business, results of operations and financial condition. See “—Risk Factors Related to our Operations—Crude oil, natural gas and petroleum products prices are volatile, and low crude oil and natural gas prices adversely affect our income and cash flows and the value of the hydrocarbon reserves that we have the right to extract and sell” above for further information.
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
Our operations are also exposed to risks arising from criminal acts to steal, divert or tamper with our crude oil, natural gas and refined products from our pipeline network, as well as risks arising from materials and equipment theft. In recent years, we have experienced an increase in the illegal “tapping” of our pipelines and the illegal trade in the fuels that we produce. Such criminal activity has led to explosions, property and environmental damage, injuries and loss of life, as well as loss of revenue from the stolen products.
The actions we have taken in conjunction with the Mexican Government to reduce the illicit market of fuels have not produced sustained improvement in recent years. In 2023 and 2022, we discovered 14,890 and 13,946 illegal pipeline taps, respectively. We are also subject to the risk that some of our employees may, or may be perceived to, be participating in the illicit market in fuels. In addition, our facilities are exposed to intentional acts of sabotage, terrorism, blockades, theft and piracy. The occurrence of incidents such as these related to the production, processing and transportation of oil and gas products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean up and repair expenses, equipment damage and damage to our facilities, which in turn could adversely affect our business, results of operations and financial condition.

We are exposed to cybersecurity incidents, failures and attacks that could adversely affect our business, results of operations and financial condition.

Our operations are highly dependent on information technology systems and services. Cyber-threats and cyber-attacks are becoming increasingly sophisticated, coordinated and costly, and could and have been targeted at our operations or information technology systems. If the integrity of our information technology systems were to be compromised due to cyber-attacks, or due to the negligence or misconduct of our employees, our business operations could be disrupted or even paralyzed, and our proprietary information could be stolen or lost. If such information security failures occur, we could face, among other things, (i) disruptions to our operations and critical infrastructure, (ii) regulatory action, (iii) legal liability, (iv) damage to our reputation, (v) a significant reduction in revenues, (vi) an increase in costs (including costs associated with the recovery of information and assets) and (vii) a loss of our investments in areas affected by such cyber-attacks, which in turn could have a material adverse effect on our reputation, results of operations and financial condition.

A continued decline in our proved hydrocarbon reserves and production could adversely affect our operating results and financial condition.
Some of our existing oil and gas-producing fields are mature and, as a result, our reserves and production may decline as reserves are depleted. In 2023, our total proven reserves had a small increase of 29.6 million barrels of crude oil equivalent, or 0.4%, after accounting for discoveries, extensions, revisions, and delimitations, from 7,450.8 million barrels of crude oil equivalent as of December 31, 2022 to 7,480.4 million barrels of crude oil equivalent as of December 31, 2023. See “Item 4—Information on the Company—Business Overview––Exploration and Production––Reserves” for more information about the factors leading to this increase.

Based on these numbers, our reserve replacement ratio (“RRR”) in 2023 was 103.2%, an increase as compared to a RRR of 102.8% in 2022. Our proven reserves increased from 7,450.8 million barrels of crude oil equivalent as of December 31, 2022 to 7,480.4 million barrels of crude oil equivalent as of December 31, 2023, due to discoveries, developments, delineations and revisions of our proved reserves, in particular to the recategorization of reserves due to drilling of development wells. Our crude oil production increased by 5.1% in 2023, primarily as a result of the increase in production in our new offshore field projects Maloob, Balam, Esah, Itta, Pokche, Teca, Tlalkivak, Tekel and Ayatsil and onshore field projects Quesqui, Tupilco Profundo, Cibix, Racemosa and Ixachi. There can be no assurance, however, that we will be able to continue to increase, or otherwise stop or reverse the trend of decline in, our proved reserves and production, which at any time could have an adverse effect on our business, results of operations and financial condition.

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
Changes in the economic, regulatory, business or political environment in Mexico or other markets where we operate, such as the liberalization of fuel prices or a significant decline in international crude oil and gas prices, among other factors, may result in the recognition of impairment charges in certain of our assets. Due to fluctuations in the price of crude oil and annual variations in the discount rates, among others, we have performed impairment tests of our non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2023, 2022 and 2021 we recognized an impairment charge in the amount of Ps. 28.8 billion, Ps. 83.5 billion and Ps. 1.2 billion, respectively. See Note 13 to our consolidated financial statements for further information about the impairment of certain of our assets. Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting our operating results and financial condition.

Increased competition in the energy sector could adversely affect our business and financial performance.
The Mexican Constitution and the Ley de Hidrocarburos (the “Hydrocarbons Law”) allow other oil and gas companies, in addition to us, to carry out certain activities related to the energy sector in Mexico, including exploration and production activities, and the import and sale of gasoline. As a result, we face competition for the right to explore and develop new oil and gas reserves in Mexico. We also face competition in connection with certain refining, transportation and processing activities, as well as the distribution and sale of gasoline and other fuels. Increased competition could make it difficult for us to hire and retain skilled personnel, especially for the sale of gasoline. If we are unable to compete successfully with other oil and gas companies in the energy sector in Mexico, our results of operations and financial condition may be adversely affected.
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

Our management has identified material weaknesses in our internal control over financial reporting for seven of the last nine years and has concluded that our internal control over financial reporting was not effective at December 31, 2023, which may have a material adverse effect on our results of operation and financial condition.

Our management identified one material weakness in our internal control over financial reporting for 2023, related to our authorization process for manual journal entries in our financial recording systems. For further information on the material weakness identified by our management for 2023, see “Item 15––Controls and Procedures––Management’s Annual Report on Internal Control over Financial Reporting.” In light of the identified material weakness, our management concluded that our internal control over financial reporting was not effective at December 31, 2023. Although we are developing several measures to remedy this material weakness, we cannot be certain that these measures will be successfully implemented or that there will be no other material weaknesses in our internal control over financial reporting in the future. In addition, our management identified material weaknesses in our internal control over financial reporting in connection with the preparation of our consolidated financial statements as of and for each of the years ended December 31, 2015, 2016, 2017, 2018, 2020 and 2021. In light of the identified material weaknesses, our management concluded that our internal control over financial reporting was not effective at December 31 of each of those years. We disclosed the circumstances giving rise to these material weaknesses—which were generally different from one year to the next—in our annual reports on Form 20-F corresponding to each of those years. As of the date of this annual report, we believe that each of these material weaknesses has been remediated, except for the 2023 material weakness for which we are in the process of developing the corresponding remediation actions. For more information, see “Item 15––Controls and Procedures––Management’s Annual Report on Internal Control over Financial Reporting” below.

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
We have not entered into any strategic alliances, joint ventures or other joint arrangements since 2018. However, we continue to participate in arrangements entered into before 2018 and currently enter into contratos de servicios integrales de exploración y extracción (long-term service contracts for oil production, or “CSIEEs”). CSIEEs are intended to reduce or reallocate risks in oil and gas exploration and production, refining, transportation and processing activities. Our partners in such arrangements may, as a result of financial or other difficulties, be unable or unwilling to fulfill their financial or other obligations under our agreements, threatening the viability of the relevant project. In addition, our partners may have inconsistent or opposing interests and may act contrary to our policies or objectives, which could be to our overall detriment. If our strategic alliances, joint ventures or other joint arrangements do not perform as expected, our reputation may be harmed and our business, financial condition and results of operations could be adversely affected.

Our brand and reputation are key assets, and our business may be materially affected by how we are perceived in the media and by investors and rating agencies.

Our reputation is a key asset, and perceptions surrounding our commitment to and compliance with environmental, corporate governance and social goals could have a material impact on us, our ability to obtain financing and the value of our debt securities. We are exposed to significant publicity due to our relationship with the Mexican Government and our importance to the Mexican economy. Political and public sentiment regarding the Mexican Government, Mexico, the oil and gas industry and us has resulted and may result in adverse publicity affecting us, which may expose us to reputational harm, regardless of the accuracy of information being publicized. Our exposure to potentially adverse publicity is heightened by the growing role of social media and the increasing sophistication and availability of generative artificial intelligence, which can facilitate the creation of false or misleading information and increase the velocity with which such information is distributed. In addition to the general risk that negative publicity poses to us and our reputation, rating agencies and third party ESG certification agencies may consider publicly available data and information as part of their analysis and methodology. Any such information that adversely affects our reputation could be considered in the assessments by these agencies, which could have a negative impact on us and, in turn, increase our cost of financing. See “—Risk Factors Related to Climate Issues—Deficient performance related to environmental, social and governance (ESG) criteria may adversely impact our reputation and could make it difficult for us to access financing, increase the cost of financing, reduce insurance options or increase the cost of insurance” below.
Risk Factors Related to our Relationship with the Mexican Government
The Mexican Government controls us, could transfer or reorganize our assets, or may otherwise limit our ability to satisfy our external debt obligations.
We are controlled by the Mexican Government and our annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law (as defined below), Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company on October 7, 2014. The Petróleos Mexicanos Law establishes a special regime governing, among other things, our budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy and, subject to certain restrictions, with additional autonomy with respect to our budget. Notwithstanding this increased autonomy, the Mexican Government still controls us and, subject to the approval of the Chamber of Deputies, has the power to adjust our targeted net cash flow for the fiscal year based on our projected revenues and expenses, as well as our annual wage and salary expenditures.
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

The Mexican Government may cease to support us.
The Mexican Government made capital contributions to us of Ps.127.7 billion (U.S.$ 7.5 billion) in 2023 to support our debt service obligations. Given that the Mexican Government is not legally or contractually obligated to make such capital contributions to us or assist us in repaying our debt, it may cease to provide such support at any time. Any change in the Mexican Government’s support of us, including as a result of liquidity constraints or a change in policy objectives, would likely have a material adverse effect on our financial condition and ability to repay our indebtedness, as well as on the market value of our debt securities.
We pay significant taxes and duties to the Mexican Government and, if certain conditions are met, we may be required to pay a state dividend, which may limit our capacity to expand our investment program or negatively impact our financial condition generally.
We are required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit our ability to make capital investments. For the year ended December 31, 2023, our total taxes and duties were Ps. 274.8 billion, or 16.0% of our sales revenues in the form of taxes and duties, which constituted a substantial portion of the Mexican Government’s revenues. Although in the past the Mexican Government has from time to time granted PEMEX a reduction in its tax burden via a tax credit applicable to the Derecho por la Utilidad Compartida (Profit-Sharing Duty or “DUC”), there can be no assurance that it will do so in the future. For more information, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime.” As of January 1, 2024, 2023, and 2022, the applicable rate of the DUC was 30.0%, 40.0% and 54.0%, respectively.
In addition, we are generally required, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend to the Mexican Government. We were not required to pay a state dividend from 2016 through 2023, and we will not be required to pay a state dividend in 2024. See “Item 8—Financial Information—Dividends” for more information. Although the Mexican Government has on occasion indicated a willingness to reduce its reliance on payments made by us, and recent changes to the fiscal regime applicable to us are designed in part to reduce such reliance by the Mexican Government, we cannot provide any assurances that we will not be required to continue to pay a large proportion of our sales revenue to the Mexican Government. See “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime.” In addition, the Mexican Government may change the applicable rules in the future.
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
The Mexican Constitution provides that the Mexican nation, not us, owns all petroleum and other hydrocarbon reserves located in Mexican territory. Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and production activities through agreements with third parties and through assignments to and agreements with us. We and other oil and gas companies are allowed to explore and extract the petroleum and other hydrocarbon reserves located in Mexico, subject to assignment of rights by the Secretaría de Energía (Ministry of Energy) and entry into agreements pursuant to a competitive bidding process.
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
The Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or “CNH”) has the authority to review and approve our hydrocarbon reserves estimates and may require us to adjust these estimates. A request to adjust these hydrocarbon reserves estimates could result in our inability to prepare our consolidated financial statements in a timely manner. This could adversely impact our ability to access financial markets and obtain contracts, assignments, permits and other government authorizations necessary to participate in the crude oil and natural gas industry, which, in turn, could have an adverse effect on our business, results of operations and financial condition.
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

In addition, we have entered into strategic alliances, joint ventures and other joint arrangements with third parties in order to develop our reserves. If our partners were to significantly default on their obligations to us, we may be unable to maintain production levels or extract from our reserves. Moreover, we cannot assure you that these strategic alliances, joint ventures and other joint arrangements will be successful or reduce our capital commitments. For more information, see “—Risk Factors Related to Our Operations—We participate in strategic alliances, joint ventures and other joint arrangements, which may not perform as expected, could harm our reputation and could have an adverse effect on our business, results of operations and financial condition” above and “Item 4—Information on the Company—History and Development—Capital Expenditures” below.
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

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Such events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain new financing on favorable terms or at all and service our debt. In the past, the Mexican Government has implemented budget cuts in response to declines in international crude oil prices and global economic conditions and it may reduce our budget in the future. Any new budget cuts could adversely affect the Mexican economy and, consequently, our business, results of operations and financial condition and ability to service our debt. See “Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us, could transfer or reorganize our assets, or may otherwise limit our ability to satisfy our external debt obligations” above.

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

In recent years, Mexico has experienced a period of heightened criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to heightened theft and illegal trade in the fuels that we produce. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces, and we have established various strategic measures aimed at decreasing incidents of theft and other criminal activity directed at our facilities and products. See “Item 8—Financial Information—Legal Proceedings—Actions Against the Illicit Market in Fuels.” Criminal activity continues to exist in Mexico and is likely to continue. Criminal activities and the damage to human life and property associated with them may negatively impact our business continuity, financial condition and results of operations.

Economic and political developments in Mexico may adversely affect Mexican economic policy and, in turn, our operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. The current administration and the Mexican Congress have the power to revise the legal framework that governs us. We cannot predict how any future policies could impact our results of operations and financial position, nor can we provide any assurances that political developments in Mexico will not have an adverse effect on the Mexican economy, the Mexican oil and gas industry or on our business, results of operations, financial condition and ability to service our debt.

Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy and, in turn, our operations.

Presidential and federal congressional elections will be held in Mexico and the United States in June 2024 and November 2024, respectively. The Mexican presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. The presidential election in the United States may result in a change in administration. We cannot predict the impact that political developments in Mexico and the United States may have on the Mexican economy or the oil and gas industry, nor can we provide any assurances that these events, over which we have no control, will not have a material adverse effect on our business, results of operations and financial condition, including our ability to repay our debt.

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

During 2023, our export sales to the United States amounted to Ps. 607,924 million, representing 35.3% of total sales and 79.2% of export sales for the year. Beginning in 2003 under the North American Free Trade Agreement (“NAFTA”), exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. On November 30, 2018, the Presidents of Mexico and the United States and the Prime Minister of Canada signed the United States-Mexico-Canada Agreement (the “USMCA”). The USMCA came into force on July 1, 2020 and replaced NAFTA. While the USMCA provides that exports of petrochemical products from Mexico to the United States will continue to enjoy a zero-tariff rate, any future shift in the trade relationships between Mexico, the United States and Canada could require us to renegotiate our contracts or lose business, resulting in a material adverse impact on our business and results of operations.

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

We are exposed to severe natural and weather conditions, which may be exacerbated by global climate change.

Our facilities and operations are exposed to physical risks from natural catastrophes such as floods, hurricanes, wildfires and droughts, as well as long-term hazards such as sea level rise, changes in precipitation patterns and increases in average temperatures. Global climate change may exacerbate the incidence and intensity of adverse weather conditions and could increase physical damages to our facilities and disrupt our operations and, in turn, generate economic losses. Adapting and protecting our assets from these risks increases our costs and expenses and, in turn, adversely affects our financial condition.

Growing international concern over climate change could adversely impact our strategies and results of operations.

As a result of a transition to a decarbonized economy, we may become subject to climate change mitigation policies, such as carbon taxes and cap-and-trade schemes, which may increase our costs and expenses associated with mitigation strategy implementation and, in turn, adversely affect our financial condition.

International agreements, such as the Paris Agreement adopted by the Mexican Government, include commitments to combat climate change and adapt to its effects. Measures taken in response to these commitments could increase our costs and expenses. Additionally, such measures may boost a shift in consumer demand from petroleum-based fuel to lower-carbon alternatives, adversely affecting our operations and financial results. See “Item 4—Environmental Regulation—Climate Change” below for more information on the Mexican Government’s current legal and regulatory framework to combat climate change.

Our failure to implement a successful transition plan may have several negative impacts, including damage to our reputation and a reduction in our ability to contract with third parties and access capital on favorable terms or at all. In addition, the path to addressing climate change involves global decarbonization, which could impact our business due to technological changes, such as cheaper renewables making oil-based energy less economical in comparison, reputational risk from bottom-up consumer pressure for sustainable products and market disruptions, such as sharp drops in hydrocarbon product prices. All of these factors may have an adverse effect on our business, results of operations and financial condition.

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

ESG considerations encompass: (i) social challenges such as improving our practices regarding human rights, worker health and protection, fair employment practices and culture of gender equality; (ii) environmental challenges such as reducing our greenhouse gas and air pollutant emissions, improving our effluent treatment systems, hazardous waste management and complying with admissible water discharge parameters; and (iii) corporate governance practices to integrate senior management decision-making, risk management and internal control processes.

Our failure or inability to meet evolving stakeholder expectations for ESG practices, or the perception of such failure or inability, may harm our reputation and adversely affect our access to financing and insurance on favorable terms or at all.
Item 4.    Information on the Company

HISTORY AND DEVELOPMENT
We are the largest company in Mexico by revenue according to the June 2023 edition of Expansión magazine. According to the January 11, 2024 issue of Petroleum Intelligence Weekly, we are the twentieth largest oil and gas company in the world based on data from the year 2022.
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
Corporate Structure
As of December 31, 2023, the principal lines of business of the subsidiary entities are as follows:
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
Capital Expenditures
The following table shows our capital expenditures made by each productive state-owned subsidiary, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2023, 2022 and 2021 as well as the budget for these expenditures for 2024. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Capital Expenditures and Budget by Subsidiary(1)

	Year ended December 31,						Budget 2024(2)
	2023		2022		2021
	(millions of pesos)(3)
Pemex Exploration and Production	Ps.	165,905	Ps.	161,838	Ps.	134,369	Ps.	180,723
Pemex Industrial Transformation(4)	33,898		37,814		22,416		21,727
Pemex Logistics	7,755		6,274		4,468		3,786
Petróleos Mexicanos(4)	1,146		885		239		1,468
Total capital expenditures	Ps.	208,704	Ps.	206,811	Ps.	161,492	Ps.	207,704
_______________
Note: Numbers may not total due to rounding.
(1) Figures do not include capital expenditures of  Deer Park for Ps.3,164.4 million (U.S.$187.0 million) in 2023, nor capital expenditures for 2024 of Ps.4,365.9 million (U.S.$258.0 million).
(2) Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
(3) Figures are stated in nominal pesos.
(4) Does not include financial investments in the form of equity contributions of (i) Pemex Industrial Transformation to PTI Infraestructura de Desarrollo, S.A. de C.V., for construction of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco (2020 to 2023); (ii) Pemex Industrial Transformation (2021 to 2023) to Pemex Fertilizantes Pacífico, S.A. de C.V., Pro-Agroindustria, S.A. de C.V. and Grupo Fertinal, S.A. de C.V., intended to support and strengthen the fertilizers business; (iii) Pemex Industrial Transformation (2023) to Gas Bienestar, S.A. de C.V.; (iv) Petróleos Mexicanos to Holdings Holanda Services, B.V. and P.M.I. Holdings Petróleos España, S.L., for the acquisition of the Deer Park refinery in 2022; and (v) Gasolinas Bienestar, S.A. de C.V.

Source: Petróleos Mexicanos

The following table shows our capital expenditures, excluding non-capitalizable maintenance, by segment for the years ended December 31, 2023 and 2022 and the budget for these expenditures in 2024.
Capital Expenditures by Segment(1)

	Year ended December 31,				Budget 2024(2)
	2023		2022
	(millions of pesos)(3)
Exploration and Production	Ps.	165,905	Ps.	161,838	Ps.	180,723
Industrial Transformation
Refining(4)	29,120		35,672		15,786
Gas and Aromatics	2,729		1,607		2,153
Ethylene	1,259		460		1,134
Fertilizers	790		75		2,654
Total	33,898		37,814		21,727
Logistics	7,755		6,274		3,786
Petróleos Mexicanos(4)	1,146		885		1,468
Total Capital Expenditures	Ps.	208,704	Ps.	206,811	Ps.	207,704
_______________
Note: Numbers may not total due to rounding.
(1) Figures do not include capital expenditures of  Deer Park for Ps.3,164.4 million (U.S.$187.0 million) in 2023, nor capital expenditures for 2024 of Ps.4,365.9 million (U.S.$258.0 million).
(2) Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
(3) Figures are stated in nominal pesos.
(4) Does not include financial investments in the form of equity contributions of (i) Pemex Industrial Transformation to PTI Infraestructura de Desarrollo, S.A. de C.V., for construction of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco (2020 to 2023);(ii) Pemex Industrial Transformation (2021 to 2023) to Pemex Fertilizantes Pacífico, S.A. de C.V., Pro-Agroindustria, S.A. de C.V. and Grupo Fertinal, S.A. de C.V., intended to support and strengthen the fertilizers business; (iii) Pemex Industrial Transformation (2023) to Gas Bienestar, S.A. de C.V.; (iv) Petróleos Mexicanos to Holdings Holanda Services, B.V. and P.M.I. Holdings Petróleos España, S.L., for the acquisition of the Deer Park refinery in 2022; and (v) Gasolinas Bienestar, S.A. de C.V.
Source: Petróleos Mexicanos.

In addition to the capital expenditures budget, the financial investment budget includes equity contributions from the Mexican Government, which are used for the construction of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco by our subsidiary company PTI Infraestructura de Desarrollo, S.A. de C.V. Equity contributions from the Mexican Government for the construction of the Olmeca refinery reached Ps.25,535 million during 2023. The budget for the construction of the Olmeca refinery during 2024 may be subject to further equity contributions from the Mexican Government.
Capital Expenditures Budget
Capital expenditures and budget by project, excluding non-capitalized maintenance are described under each segment below in this Item 4.

Our amended budget for 2024 totals Ps.547 billion, including operational expenses, based on an estimate that the weighted average Mexican crude oil export price would be U.S.$65.00 per barrel. Our 2024 budget contemplates a financial balance of Ps.145.0 billion for 2024. Our management expects that we will be able to maintain our medium- and long-term growth plans without the need to incur indebtedness beyond the amount included in our approved financing program for 2024 of Ps.203.7 billion because our financial balance projections consider additional actions, such as implementation of optimization measures and further investment in projects that we expect will contribute to the generation of increased revenues. Our budget was based on the guiding principles of (i) maintaining the industrial safety and reliability of our facilities; (ii) consolidating the stabilization of crude oil and gas production levels, increasing these production levels towards the end of the year and sustaining such growth in the medium and long term; (iii) increasing the crude processing capacity in the Sistema Nacional de Refinación (National Refining System); and (iv) meeting our labor and financial obligations.

On January 31, 2024, the administration authorized an amendment to our original 2024 budget, which considers a total investment budget of Ps.317.7 billion for capital expenditures. Our amended budget for 2024 includes Ps.107.3 billion for non-capitalizable maintenance and Ps.2.8 billion for financial investment as capital contributions to our fertilizers line of business. The net capital investment in the amended budget for 2024 is Ps.207.7 billion. We expect to allocate Ps.180.7 billion (or 87.0%) of such budget to exploration and production programs and Ps.21.7 billion (or 10.5%) to our industrial transformation segment. We continuously review our capital expenditures portfolio in accordance with our current and future business plans, as well as business opportunities.

Our main objectives for upstream investment are to maximize our long-term economic value, increase and improve the quality of the oil and gas reserves assigned to us, enhance Pemex Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue emphasizing industrial safety and compliance with environmental regulations. Our amended 2024 budget objectives include maintaining crude oil production at levels sufficient to satisfy domestic demand and have a surplus available for export and maintaining natural gas production levels.

Our downstream investment program seeks to increase our refining capacity, improve the quality of our product selection and the reliability of our logistics and distribution services, achieve a level of efficiency comparable to that of our international competitors and continue emphasizing industrial safety and environmental compliance.
BUSINESS OVERVIEW

Overview by Business Segment
Exploration and Production
Our exploration and production segment operates through the productive state-owned subsidiary Pemex Exploration and Production and explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital expenditures in exploration and production activities increased by 2.5% in 2023. As a result of these investments, our total hydrocarbon production reached a level of approximately 968.5 million barrels of oil equivalent in 2023. Further, our crude oil production increased by 5.1% from 2022 to 2023, averaging 1,854.8 thousand barrels per day in 2023, primarily as a result of the development of our offshore fields Maloob, Balam, Esah, Itta, Pokche, Teca, Tlalkivak, Tekel, Ayatsil and onshore field projects Quesqui, Tupilco Profundo, Cibix, Racemosa and Ixachi and workovers, improvements and diversification of artificial systems at our other onshore fields that helped maintain production levels.

Our natural gas production (excluding natural gas liquids) increased 4.4% from 2022 to 2023, averaging 4,899.4 million cubic feet per day in 2023. This increase in natural gas production is primarily due to the development of our new offshore fields Koban, Pokche, Tlalkivak, Teca and onshore field projects Quesqui, Tupilco Profundo, Racemosa, Sini and Ixachi. Exploration drilling activity increased by 56.4% from 2022 to 2023, from 39 exploratory wells completed in 2022 to 61 exploratory wells completed in 2023. Development drilling activity decreased by 3.7% from 2022 to 2023, from 162 development wells completed in 2022 to 156 development wells completed in 2023. In 2023, we completed the drilling of 217 wells in total. In 2023, our exploration drilling activity was focused on the shallow waters of the Gulf of Mexico and onshore regions and the development drilling activity was focused on increasing the production of crude oil and associated gas at new offshore fields Etkal-NE, Macuil-SE, Tentok, Platao, Obba, Bakte, Techiaktli and Yawa.

In 2023, we invested in 12 new developments, six of them in offshore shallow water fields and six in onshore fields. We will continue with the development of the other 37 of the 39 fields we have been developing during 2021, 2022 and 2023, since Jaatsul and Hok are no longer included in our development plan. In 2023, we incorporated the Actul, Atoyatl, Chucox, Cibix-401Exp, Platao, Pokche NE, Tentok, Tlakati, Valeriana, Xanab SE, Xinich and Zama fields into our development plan, bringing our total investment in new developments to 37 fields, 26 in shallow water, and 11 onshore fields. As of December 31, 2023, we had begun production in 33 of these 37 fields. These 33 fields had an average production of 561 thousand barrels per day of crude oil and 1,519 million cubic feet per day of natural gas in 2023.

Our primary objectives for 2024 include: (i) to have hydrocarbon reserves incorporation rates aligned with the production targets; (ii) optimize the portfolio of exploration and production and (iii) increase the reliability and operational efficiency of the facilities through efficient use of resources and development of productive projects. We aim to meet these objectives through the following strategies: (1) increase and accelerate the incorporation of hydrocarbon reserves by prioritizing our exploration activities onshore, in conventional shallow waters and in adjacent blocks; (2) accelerating secondary and enhanced recovery processes to increase the recovery factor for hydrocarbon reserves in our mature and new fields; (3) expediting the development of newly discovered fields; (4) prioritizing and developing activities that improve the restitution rate of proved reserves and strengthen the hydrocarbon exploitation portfolio; (5) mitigating the production decline of the oil and gas fields and (6) reducing costs and increasing the efficiency of operations in exploration, production and industrial transformation.

Entering 2024, our production goals include producing crude oil at a level of approximately 1,859.5 thousand barrels per day and maintaining natural gas production above 4,937.5 million cubic feet per day. We aim to meet these production goals through (a) exploration and development activities, (b) increasing inventory reserves through new discoveries and reclassifications and (c) managing the decline in field production by focusing our exploration and production activities in areas where we have greater experience and higher historical success rates, such as secondary and tertiary recovery systems. In addition, we intend to reallocate resources away from deep-water projects, which tend to be expensive and long-term activities, and towards shallow water and onshore projects, which have the potential for near-term results. We plan to continue the development of 40 fields in 2024; (i) 20 of which are shallow water fields that we began to develop in 2019-2023; (ii) five shallow water fields that we will begin to develop in 2024; (iii) 11 onshore fields that have been developed since 2019, and (iv) four onshore fields that we will add to our master plan by 2024. We expect that 32 of these 40 fields will produce an aggregate of 570 thousand barrels per day of crude oil and 1,681 million cubic feet per day of natural gas in 2024.

Industrial Transformation
Our industrial transformation segment is comprised of four principal activities: (i) refining, (ii) gas and aromatics, (iii) ethylene and derivatives and (iv) fertilizers.
Refining
Pemex Industrial Transformation converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. We also distribute and market most of these products throughout Mexico. During 2023, atmospheric distillation refining capacity remained stable at 1,640.0 thousand barrels per day.

In 2023, crude oil processing by the National Refining System registered a decrease of 2.9%, from 815.8 thousand barrels per day in 2022 to 792.0 thousand barrels per day in 2023. This decrease is explained by lower crude oil processing levels of the Madero and Salamanca refineries. Pemex Industrial Transformation produced 808.3 thousand barrels per day of refined products in 2023, a 3.0% decrease as compared to 833.5 thousand barrels per day in 2022. During 2023, Tula, Salina Cruz and Minatitlán were our best-performing refineries, and produced 190.9 thousand barrels per day, 178.2 thousand barrels per day, and 115.9 thousand barrels per day, respectively.

Gas and Aromatics

Pemex Industrial Transformation processes wet natural gas to produce dry natural gas, ethane, liquefied petroleum gas (LPG) and other natural gas liquids, along with aromatic derivatives chain products such as toluene, benzene and xylene. In 2023, our total sour natural gas processing capacity remained at 4,523.0 million cubic feet per day.

In 2023, we processed 2,632.8 million cubic feet per day of wet natural gas, of which 2,289.0 million cubic feet per day were sour wet gas and 343.8 million cubic feet per day were sweet wet gas. This is 5.0% lower than the 2,770.2 million cubic feet per day we processed in 2022. This decrease is due to a reduction in sour wet gas production in the southeast region of Pemex Exploration and Production.

In 2023, we produced 165.8 thousand barrels per day of natural gas liquids, a 3.1% increase compared to the 160.8 thousand barrels produced per day in 2022. This increase is explained by greater efficiency in liquids recovery as a result of the repair and start-up of dynamic equipment in cryogenic units and the constant supply of propane refrigerant in gas processing complexes during 2023, as opposed to 2022 when problems with the supply of refrigerant deteriorated this indicator. In 2023, we also produced 2,073.0 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90.0%), a decrease of 9.1% compared to the 2,279.8 million cubic feet per day produced in 2022. This decrease is primarily due to disruptions in the Nohoch-Alpha platform, which affected the intake of sour wet gas and impacted production of dry gas. This decrease was partially offset by a 14.8% increase in production in the Cactus gas processing complex.

In 2023, we produced 412.5 thousand tons of aromatics and derivatives, a decrease of 7.6% or 33.8 thousand tons, compared to 446.3 thousand tons in 2022. This decrease is explained by maintenance and rehabilitation work at the catalytic reforming cycle unit at La Cangrejera petrochemical complex, which resulted in intermittent operations.
Our primary goal for 2024 for this business line will be to address critical risks in the production stages of the gas processing complexes, including the maintenance and rehabilitation of the production stages to recover dry gas production and increase the recovery of liquefiable products that will allow greater production of LPG, ethane and natural gasoline.
Ethylene and Derivatives
Pemex Industrial Transformation produces, distributes and markets ethane and propylene derivatives. In 2023, we produced a total of 703.5 thousand tons of petrochemical products, a 7.3% increase from the 655.7 thousand tons of petrochemical products produced in 2022. This increase is explained by higher production levels of ethylene, linear low-density polyethylene (LLDPE) and other products, enabled by greater availability of raw materials for the ethylene and derivatives units and the longer operating time of the LLDPE plant at the Morelos petrochemical complex.
Our ethylene segment leverages the integration of the ethane production chain to manufacture several petrochemical products, including:
•ethane derivatives, such as ethylene, polyethylene, ethylene oxide and glycols;
•propylene and derivatives; and
•other products, including, but not limited to, oxygen, nitrogen, hydrogen and butadiene.
The primary goal for our ethylene and derivatives segment in 2024 is to continue to take advantage of the installed capacity of its secondary petrochemical units, ensuring their operational reliability to capture the value generated by these chains.
Fertilizers
Our fertilizers business integrates the ammonia production chain. In 2023, the ammonia VI unit in the Cosoleacaque petrochemical complex reached a production of 605.1 thousand tons, of which 206.4 thousand tons were ammonia, which represents a decrease of 140.0 thousand tons compared to 2022. Carbon dioxide production was 398.7 thousand tons, which represents a decrease of 68.6 thousand tons compared to 2022. These decreases in production levels of ammonia and carbon dioxide were mainly due to a scheduled shutdown at the ammonia VI plant of the Cosoleacaque petrochemical complex for maintenance and repairs as well as a work stoppage due to an electrical release at the request of the Centro de Control de Energía (National Energy Control Center or “CENACE”) and the Comisión Federal de Electricidad (Federal Electricity Commission or “CFE”).
For the fertilizer business line in 2024, we will continue to take advantage of the installed capacity of the secondary petrochemical units, focusing on their operational reliability to capture the value generated by these chains.
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
During 2023, we injected 1,584.5 thousand barrels per day of crude oil and petroleum products into our pipelines, representing a 7.6% increase as compared to 2022 when we injected 1,472.2 thousand barrels per day, mainly due to higher fuel sales and an increase in crude oil process in refineries.
During 2023, we injected 128.0 thousand barrels per day of LPG, representing a 10.3% increase as compared to the 116.0 thousand barrels per day of LPG injected in 2022, due to an increase in the requirements of Pemex Industrial Transformation in the terminals and interconnections associated with the pipeline transport system for liquefied petroleum gas. Additionally, we injected 3.6 thousand barrels per day of petrochemicals in 2023, a decrease of 32.1% as compared to the 5.3 thousand barrels per day we injected in 2022. This decrease was mainly due to a decreased demand for isobutane at the Minatitlán and Salina Cruz refineries.

In 2023, we transported a total of 2,323.7 thousand barrels per day of petroleum products: 1,716.1 thousand barrels per day (73.9%) were injected by pipeline systems, 442.1 thousand barrels per day (19.0%) were transported by land and the remaining 165.5 thousand barrels per day (7.1%) were transported by tankers.
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
In 2023, our crude oil exports increased in volume by 8.4%, from 953.2 thousand barrels per day in 2022 to 1,032.8 thousand barrels per day in 2023. Natural gas imports decreased by 12.9% in 2023, from 532.1 million cubic feet per day in 2022 to 463.4 million cubic feet per day in 2023. In 2023, our exports of petrochemical products decreased by 59.0%, from 18.3 thousand metric tons in 2022 to 7.5 thousand metric tons in 2023, and our imports of petrochemical products increased by 21.1%, from 373.9 thousand metric tons in 2022 to 452.7 thousand metric tons in 2023. In 2023, our exports of other petroleum products and liquefied petroleum gas decreased by 2.3%, from 190.6 thousand barrels per day in 2022 to 186.3 thousand barrels per day in 2023, and our imports of other petroleum products and liquefied petroleum gas decreased by 1.0%, from 312.5 thousand barrels per day in 2022 to 309.4 thousand barrels per day in 2023. As a major supplier of crude oil to the United States, our international trading segment’s crude oil exports to the United States amounted to U.S.$ 18.6 billion in 2023, a decrease of U.S.$2.2 billion with respect to 2022.

PETRÓLEOS MEXICANOS

Producing zone
Refinery
Petrochemical complex
Gas processing complex
Maritime and Port Operation Terminal
Maritime Terminal
Floating Production, Storage and Offloading Vessel
Wholesale center
Residense of operations and port
Pipeline
Maritime route
Deer Park
Houston, TX
Rosarito
Mexicali
Ensenada
Nogales
Ciudad Juárez
Magdalena
Hermosillo
Camargo
Chihuahua
Guaymas
Cd. Obregón
Navojoa
Hidalgo del Parral
Sabinas
Nuevo Laredo
Monclova
Burgos
Reynosa
Topolobampo
Guamúchil
Gómez Palacio
Santa Catarina
Cadereyta
Saltillo
La Paz
Culiacán
Durango
Mazatlán
Ciudad Victoria
Matehuala
Zacatecas
Ciudad Mante
Arenque
Ciudad Madero
Azcapotzalco
Añil
Barranca del Muerto
San Luis Potosí
Ciudad Valles
Tepic
Aguascalientes
Progreso
Mérida
Tuxpan
Irapuato
Guadalajara Sat.
León
Querétaro
Tula
El Castillo
Salamanca
Poza Rica
Pachuca
FPSO Yuum Kak Naab
FSO Ta Kuntah
Jalapa
Celaya
Campeche
Lerma
Zamora
Perote
Veracruz
Colima
Morelia
Toluca
Escamela
Matapionche
Coatzacoalcos Area*
Pajaritos
Uruapan
Manzanillo C.F.E.
Ciudad de México
Cuernavaca
Independencia
Tierra Blanca
Dos Bocas
Villahermosa
Lázaro Cárdenas
Iguala
Cuautla
Tehuacán
Cosoleacaque
La Venta
Minatitlán
Morelos
Cangrejera
Nuevo Pemex
Ciudad Pemex
Cactus
Oaxaca
Coatzacoalcos Area
Gas Processing and Petrochemical Complex.
Includes facilities of Cangrejera, Morelos and Pajaritos
Acapulco
Tuxtla Gutiérrez
Tapachula
Salina Cruz

Exploration and Production
Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2023, we completed 14,552 exploration and development wells. During 2023, our average success rate for exploratory wells was 27.9%, a decrease of 23.4 percentage points as compared to a success rate of 51.3% in 2022. Our average success rate for development wells was 94.2%, a decrease of 5.2 percentage points as compared to 99.4% for 2022. We discovered seven new fields during 2023 (Bakte, Etkal-NE, Platao, Macuil-SE, Obba, Techiaktli and Yawa) and three new reservoirs in two existing fields (Macuil and Tentok). However, only five of these fields have proved reserves (Etkal-NE, Macuil-SE, Platao, Obba and Yawa), bringing the total number of our producing fields to 317.

Our 2023 exploration program was comprised of exploration in both the onshore and the offshore regions of the Gulf of Mexico. Our exploratory activities yielded 18.3 million barrels of oil equivalent of proved reserves resulting from the discovery of the five oil-producing fields.

The following table summarizes our drilling activity for the five years ended December 31, 2023, all of which occurred in Mexican territory.

	Year ended December 31,
	2023	2022	2021	2020	2019
Wells initiated(1)	217	201	159	157	182
Exploratory wells initiated(1)	61	39	32	28	32
Development wells initiated(1)	156	162	127	129	150
Wells drilled(2)	217	201	159	183	221
Exploratory wells	61	39	32	17	23
Productive exploratory wells(3)	17	20	17	6	12
Dry exploratory wells	44	19	15	11	11
Success rate %	28	51	53	35	52
Development wells	156	162	127	166	198
Productive development wells	147	161	126	158	186
Dry development wells	9	1	1	8	12
Success rate %(4)	94	99	99	95	94
Producing wells (annual averages)	6,265	6,501	7,767	6,326	7,400
Marine region	571	575	647	517	520
Southern region	851	760	1,150	855	1,012
Northern region	4,843	5,166	5,970	4,954	5,868
Producing wells (at year end)(5)	6,265	6,501	6,515	6,303	6,945
Crude oil	3,936	4,039	3,977	3,949	4,323
Natural gas	2,329	2,462	2,538	2,354	2,622
Producing fields	317	326	323	313	319
Marine region	60	61	58	49	43
Southern region	68	74	74	76	76
Northern region	189	191	191	188	200
Drilling rigs	94	82	80	84	84
Kilometers drilled	808	730	503	638	646
Average depth by well (meters)	3,656	3,535	3,525	3,486	2,870
Discovered fields(6)	5	11	7	2	3
Crude oil	5	11	6	2	—
Natural gas	—	—	—	—	—
Gas and condensate	—	—	1	—	3
Average crude oil and natural gas output by well (barrels of oil equivalent per day)	424	386	379	382	327
Total developed acreage (km2)(7) (8)	7,470	7,616	7,391	7,419	7,077
Total undeveloped acreage (km2)(7) (8)	592	518	695	616	603
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
(6)Includes: new fields with proved reserves (Etkal-NE, Macuil-SE, Platao, Obba and Yawa).
(7)Figures include fractional interests obtained pursuant to joint ventures and associations.
(8)These values relate only to our current assignments.
Source: Pemex Exploration and Production.
Extensions and Discoveries

During 2023, our exploration activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of seven new crude oil fields (Bakte, Etkal-NE, Platao, Macuil-SE, Obba, Techiaktli and Yawa), two new reservoirs in an existing field (Macuil), one new reservoir in an existing field (Tentok) and an extension from the drilling of one appraisal well in an existing field (Tlalkivak). Together, these discoveries and extension amounted to 18.3 million barrels of oil equivalent of proved reserves.
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

Proved reserves estimates as of December 31, 2023 were prepared by our exploration and production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit the estimates of our oil and gas reserves. Pursuant to the Lineamientos que Regulan los Procedimientos de Cuantificación y Certificación de Reservas de la Nación (Guidelines for Regulating the Nation’s Reserves Quantification and Certification Procedures), the National Hydrocarbons Commission must review the proved reserves reports estimates every year and issue a resolution no later than the second week of April of the following year. However, as of the date of this annual report, the National Hydrocarbons Commission has not yet issued a resolution with respect to the reserves report as of December 31, 2023. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—Hydrocarbon reserves are based on estimates, which are uncertain and subject to revisions.”
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
During 2023, we did not record any material increase in our proved oil and gas reserves as a result of the use of new technologies.
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
In addition to this internal review process, our exploration and production segment’s final reserves estimates are audited by independent engineering firms. Four independent engineering firms audited our estimates of proved reserves as of December 31, 2023, or January 1, 2024, as applicable. DeGolyer and MacNaughton, GLJ, Ryder Scott and Sproule (we refer to these firms together as the "Independent Engineering Firms"). The reserves estimates reviewed by the Independent Engineering Firms represented 88.9% of our estimated proved reserves. The remaining 11.1% of our estimated proved reserves consisted mainly of reserves located in certain areas that have been shared with third parties. DeGolyer and MacNaughton audited the reserves in the Cantarell, Ku-Maloob-Zaap, Bellota-Jujo and Samaria-Luna business units, GLJ audited the reserves in the Poza Rica-Altamira, Abkatún-Pol-Chuc and Litoral de Tabasco business units, Sproule audited the reserves in the Cinco Presidentes and Macuspana-Muspac business units and Ryder Scott audited the reserves in the Reynosa and Veracruz business units and fields recently added to our inventory registry. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data that we have provided; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of some of our fields; (3) economic analysis of fields; and (4) review of our production forecasts and reserves estimates.
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
Our total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 3.2% in 2023, from 6,089.6 million barrels in 2022 to 5,894.0 million barrels in 2023. This decrease was the result of a slightly lower variation in proved reserves due to discoveries, developments, delineations and revisions. The fields that were categorized as proved reserves due to drilling of development wells, revisions or new discoveries were Ayatsil, Maloob, Tupilco Profundo, Tekel, Ixachi, Trión, Zaap, May, Pokche, Xanab, Etkal-NE, Macuil-SE, Platao, Obba and Yawa. Our proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 5.4% in 2023, from 3,698.3 million barrels in 2022 to 3,500.3 million barrels in 2023. The amount of our proved reserves of crude oil, condensate and liquefiable hydrocarbon reserves added in 2023 was slightly lower than the level of production in 2023, which amounted to 744.2 million barrels of crude oil, condensates and liquefiable hydrocarbons.

Our total proved developed and undeveloped dry gas reserves increased by 16.5% in 2023, from 7,079.6 billion cubic feet at December 31, 2022 to 8,250.3 billion cubic feet at December 31, 2023. Our proved developed dry gas reserves decreased by 1.2% in 2023, from 4,368.5 billion cubic feet at December 31, 2022 to 4,314.0 billion cubic feet at December 31, 2023. This decrease was principally due to a decrease in proved developed dry gas reserves of Ku and Teca fields. The amount of dry gas reserves added in 2023 was sufficient to offset the level of production in 2023, which amounted to 917.2 billion cubic feet of dry gas. Our proved undeveloped dry gas reserves increased by 45.2% in 2023, from 2,711.1 billion cubic feet at December 31, 2022 to 3,936.3 billion cubic feet at December 31, 2023. This increase in proved undeveloped reserves was due to the development of the Ixachi and Akal fields, mainly due to the drilling of development wells and revisions, which allowed these reserves to be classified as proven developed reserves.

During 2023, our exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of seven new crude oil fields: Bakte, Etkal-NE, Platao, Macuil-SE, Obba, Techiaktli and Yawa, two new reservoirs in the existing field Macuil, one new reservoir in the existing field Tentok and an extension from the drilling of one appraisal well in the existing field Tlalkivak. Together, these discoveries and extension led to the incorporation of 18.3 million barrels of oil equivalent of proved reserves.
In 2023, our proved reserves increased by 29.6 million barrels of oil equivalent due to reclassifications, development, revisions and discoveries.
The following three tables of crude oil and dry gas reserves set forth our estimates of our proved reserves determined in accordance with Rule 4-10(a).
Summary of Oil and Gas(1) Proved Reserves as of December 31, 2023
Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	3,500.3	4,314.0
Proved undeveloped reserves	2,393.7	3,936.3
Total proved reserves	5,894.0	8,250.3

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
Source: Pemex Exploration and Production.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2023	2022	2021	2020	2019
Proved developed and undeveloped reserves	(in millions of barrels)
At January 1	6,089	6,073	6,041	5,961	5,787
Revisions(2)	529	647	565	651	784
Extensions and discoveries	16	78	115	97	78
Production	(744)	(710)	(697)	(695)	(688)
Farm-outs and transfer of E&P contracts and fields due to CNH bidding process	4	1	49	27	—
At December 31	5,894	6,089	6,073	6,041	5,961
Proved developed reserves at December 31	3,500	3,698	3,649	3,603	3,585
Proved undeveloped reserves at December 31	2,394	2,391	2,424	2,438	2,376
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
Source: Pemex Exploration and Production.
Dry Gas Reserves

	2023	2022	2021	2020	2019
Proved developed and undeveloped reserves	(in billions of cubic feet)
At January 1	7,080	7,040	6,984	6,352	6,370
Revisions(1)	2,069	847	195	1,240	656
Extensions and discoveries	12	43	590	176	196
Production(2)	(917)	(854)	(751)	(819)	(870)
Farm-outs and transfer of E&P contracts and fields due to CNH bidding process	7	4	22	35	—
At December 31	8,251	7,080	7,040	6,984	6,352
Proved developed reserves at Proved developed and undeveloped reserves December 31	4,314	4,368	3,934	3,922	3,609
Proved undeveloped reserves at December 31	3,936	2,711	3,106	3,062	2,743
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
Source: Pemex Exploration and Production.

The following table sets forth, as of December 31, 2023, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 97.5% of our proved reserves.

	Reserves			Number of Producing Wells	Number of Undeveloped Locations(2)
Field	Proved(1)	Developed(1)	Undeveloped(1)
	(in millions of barrels of oil equivalent)
Ayatsil	955.4	764.3	191.2	29	4
Ixachi	842.7	291.7	551.0	15	38
Ku-Maloob-Zaap	811.5	658.6	152.9	213	14
Aceite Terciario del Golfo(3)	601.2	113.3	474.4	1,272	3,011
Akal	561.1	290.4	270.7	46	5
Quesqui	481.9	410.2	71.7	33	7
Yaxché	229.1	85.8	143.4	25	—
Kayab	208.9	—	208.9	—	26
Pit	151.6	—	151.6	—	13
Trión	137.6	—	137.6	—	n.a.
Balam(4)	124.9	124.9	—	21	—
Mulach	119.6	6.6	113.0	11	1
Tupilco Profundo	116.0	102.3	13.8	11	3
Lakach	101.8	—	101.8	—	5
Antonio J. Bermudez(5)	76.5	58.3	18.2	191	8
Ek(4)	76.5	76.5	—	21	—
Tamaulipas Constituciones	66.7	45.4	21.3	227	87
Onel	65.2	54.4	10.9	17	—
Tekel	59.3	12.3	47.0	2	6
May	46.4	46.4	—	9	—
Arenque	42.2	33.6	8.6	13	2
Utsil	41.8	—	41.8	—	8
Teotleco	40.3	38.8	1.6	15	—
Madrefil	38.2	36.5	1.7	6	—
Santuario-El Golpe-Caracolillo	38.2	37.4	0.8	23	n.a.
CNH-M4-ÉBANO/2018	32.9	11.2	21.7	174	n.a.
Xanab	31.2	31.2	—	9	—
Valeriana	30.8	0.9	29.8	2	5
Sihil	28.6	28.6	—	20	—
Poza Rica	28.6	21.1	7.5	168	21
Ayín	28.3	—	28.3	—	3
Etkal	25.1	13.1	12.0	2	2
Eltreinta	24.7	18.3	6.5	18	8
Cheek	24.4	15.0	9.4	4	1
Cibix	23.9	12.4	11.5	11	6
Homol	23.8	16.7	7.1	3	1
Xux	23.8	23.8	—	9	—
Cárdenas-Mora	22.6	15.2	7.4	12	n.a
Abkatún	22.4	18.3	4.1	13	1
Sini	21.3	18.5	2.9	9	1
Ixtal	21.2	21.2	—	14	—
Teca	21.1	14.5	6.6	5	—
Gasífero	20.4	19.2	1.2	26	2
Pokche	20.0	20.0	—	6	—
Costero	19.3	19.3	—	—	—
Tlalkivak	18.9	9.5	9.4	2	4
Zama	18.5	—	18.5	—	4
Giraldas	18.4	18.4	—	7	—
Tlamatini	18.3	5.8	12.5	3	—
Cuitláhuac	18.2	17.7	0.5	192	22
Och	17.6	15.7	2.0	5	—
Tlacame	17.4	2.0	15.4	5	—
Tsimín	17.2	17.2	—	6	—
Itta	17.0	2.6	14.3	7	—
Teekit Profundo	16.9	3.5	13.4	3	—
Akal NW	16.7	4.6	12.1	3	3
Rabasa	16.2	16.2	—	42	—
Tizón	16.0	16.0	—	6	—
Nejo	15.9	8.0	7.8	120	47
Jujo-Tecominoacán	15.8	15.8	—	9	—
Lum	14.9	10.0	4.8	2	3
Racemosa	14.6	12.3	2.3	3	2
Takín	14.1	14.1	—	3	—
Cacalilao	14.0	3.9	10.1	77	97
Tetl	14.0	0.4	13.6	2	—
Ogarrio	13.2	12.8	0.4	82	n.a.
Pánuco	13.1	3.2	9.9	59	120
Ixtoc	12.9	12.9	—	8	—
Koban	12.8	12.8	—	4	—
Castarrical	12.4	12.4	—	3	—
Suuk	12.4	—	12.4	—	2
Bedel	12.2	11.8	0.5	24	1
Puerto Ceiba	12.1	12.1	—	16	—
Cuervito	11.5	5.3	6.2	103	38
Caparroso-Pijije-Escuintle	11.5	11.5	—	13	—
Chuc	11.4	11.4	—	7	—
Bolontikú	11.0	11.0	—	2	—
Bellota	10.8	5.3	5.5	5	2
Uech	10.1	10.1	—	2	—
San Ramón	10.1	10.1	—	30	—
Cibix-401Exp	9.5	4.3	5.1	3	2
Taratunich	9.4	6.1	3.3	3	1
Sen	9.2	9.2	—	15	—
Terra	8.9	8.9	—	11	—
Niquita	8.8	—	8.8	—	6
Cactus	8.4	8.4	—	14	—
Chac	8.4	8.4	—	2	—
Etkal-NE	8.3	—	8.3	—	2
Nohoch	7.7	7.7	—	7	—
Tintal	7.4	7.4	—	8	—
Chinchorro	7.3	7.3	—	3	—
Batsil	7.2	—	7.2	—	—
CNH-M3-MISIÓN/2018	7.1	5.2	2.0	112	n.a
Chucox NW	6.9	2.4	4.5	—	2
Batab	6.9	6.9	—	—	—
Sunuapa	6.9	6.9	—	8	—
Tentok	6.5	—	6.5	—	1
Culebra	6.5	6.5	—	299	—
Camatl	6.4	6.4	—	1	—
Bagre	6.4	6.4	—	—	—
Manik NW	6.4	6.4	—	3	—
Platao	6.3	5.4	0.9	1	1
Cinco Presidentes	6.0	5.4	0.6	26	—
Esah	5.8	5.8	—	3	—
Vinik	5.7	—	5.7	—	2
Xikin	5.7	5.7	—	2	—
Chiapas-Copanó	5.7	5.7	—	7	—
Sinán	5.6	5.6	—	3	—
Paredón	5.6	5.6	—	2	—
Kambesah	5.6	5.6	—	4	—
Tokal	5.4	4.6	0.9	2	—
Jacinto	5.4	5.4	—	4	—
Kab	5.3	5.3	—	3	—
Arcos	5.2	5.2	—	108	—
Guaricho	5.1	5.1	—	9	—
Marsopa	5.1	5.1	—	—	—
Atún	5.0	5.0	—	—	—
Edén-Jolote	5.0	5.0	—	4	—
Total	7,291.0	4,162.5	3,115.0	4,227	3,651
Our proved reserves	7,480.4	4,329.8	3,150.6
Percentage	97.5%	96.1%	98.9%
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
(5)Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.
Source: Pemex Exploration and Production.

Our RRR for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2023, we obtained 950.1 million barrels of oil equivalent of proved reserves, which represents an RRR of 103.2%, as compared to our RRR of 102.8% in 2022. While our RRR has trended downwards in recent years, we expect to continue obtaining an RRR of around 100%, as in recent years.
Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2023, this ratio was 8.1 years for proved reserves.
For more information, see Note 30 to our consolidated financial statements included herein.
Sales Prices and Production Costs
The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 10% or more of our proved reserves.
Unit Sales Prices and Production Costs(1)

	Ku-Maloob-Zaap	Ayatsil	Other Fields	All Fields
	(in U.S. dollars)
Year ended December 31, 2023
Average sales prices
Crude oil, per barrel	$52.38	$44.36	$72.95	$65.89
Natural gas, per thousand cubic feet	$4.21	$3.51	$3.86	$3.87
Average production costs, per barrel of oil equivalent	$15.49	$17.34	$14.07	$14.50
Year ended December 31, 2022
Average sales prices
Crude oil, per barrel	$75.09	$62.78	$100.99	$89.84
Natural gas, per thousand cubic feet	$7.36	$6.17	$7.17	$7.17
Average production costs, per barrel of oil equivalent(2)	$21.06	$20.13	$16.54	$17.80
Year ended December 31, 2021
Average sales prices
Crude oil, per barrel	$61.06	$54.60	$71.37	$66.06
Natural gas, per thousand cubic feet	$4.74	$4.03	$5.19	$5.16
Average production costs, per barrel of oil equivalent	$16.16	$16.33	$15.67	$15.84
(1)Average of sales prices.
(2)Modified to reflect accounting adjustment in 2022.
Source: Pemex Exploration and Production

In 2023, our average production cost was U.S.$14.50 per barrel of oil equivalent, which represented a decrease of 18.5%, as compared to our average production cost of U.S.$17.80 per barrel of oil equivalent in 2022. This decrease was mainly due to a decrease in royalty payments for the price of crude oil and the lower cost of gas.
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
Crude Oil and Natural Gas Production

In 2023, we produced an average of 1,854.8 thousand barrels per day of crude oil, an increase of 5.1% as compared to our average production of 1,764.2 thousand barrels per day of crude oil in 2022. The increase in 2023 is mainly due to new fields Esah, Itta, Pokche, Teca, Tlalkivak, Tekel, Quesqui, Tupilco Profundo, Cibix, Racemosa and Ixachi. Our average production of heavy crude oil increased by 36.1 thousand barrels per day, or 3.9% more than the average daily production in 2022, mainly due to an increase in our drilling and maintenance activities at our fields, primarily at the Balam, Maloob, Tekel and Samaria fields. In 2023, the average production of light crude oil increased by
54.5 thousand barrels per day, or 6.5%, as compared to 2022. The increase in light crude oil production was mainly due to an increase in production at new offshore field projects Esah, Itta, Pokche, Teca, Tlalkivak, and onshore field projects Quesqui, Tupilco Profundo, Cibix, Racemosa and Ixachi.
Crude oil can be classified by its sulfur content. “Sour” or heavy crude oil contains 3.4% or greater sulfur content by weight and “sweet” or light crude oil contains less than 1.0% sulfur content by weight. Most of our production is classified as sour or heavy crude oil.
Our exploration and production segment primarily produces five types of crude oil:
1.Altamira, a heavy crude oil;
2.Maya, a heavy crude oil;
3.Zapoteco, a light crude oil;
4.Istmo, a light crude oil; and
5.Olmeca, an extra-light crude oil.

Most of our production consists of Istmo and Maya crude oil. In 2023, 52.1% of our total production of crude oil consisted of heavy crude oil and 47.9% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (73.3% of these regions’ production in 2023), although significant volumes of light and extra light crude oil are also produced there (26.7% of these regions’ production in 2023). The Southern region yields mainly light and extra-light crude oil (together, 96.5% of this region’s production in 2023, as well as lesser amounts of heavy crude oil (3.5% of this region’s production in 2023) and the Northern region yields both light and extra-light crude oil (56.8% of this region’s production in 2023) and heavy crude oil (43.2% of this region’s production in 2023).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Ku-Maloob-Zaap, Litoral de Tabasco, Abkatún-Pol-Chuc and Cantarell business units in the Marine regions and the Samaria Luna and Bellota-Jujo business units in the Southern region. In particular, the Ku-Maloob-Zaap business unit remained our most important crude oil producer in 2023, producing an average of 615.9 thousand barrels per day of crude oil in 2023, or 33.2% of our total crude oil production for the year, and 768.7 million cubic feet per day of natural gas, or 15.7% of our total natural gas production for the year. Our second most important crude oil producer was Bellota-Jujo which produced an average of 364.0 thousand barrels per day of crude oil in 2023, or 19.6% of our total crude oil production for the year, and an average of 909.4 million cubic feet per day of natural gas, or 18.6% of our total natural gas production for the year.
The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2023.
Crude Oil Production

	Year ended December 31,
	2023	2022	2021	2020	2019	2023 vs. 2022
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	902.8	873.1	937.2	976.1	982.7	3.4
Light crude oil(1)	329.2	412.2	431.8	397.1	402.2	(20.1)
Total	1,232.0	1,285.3	1,369.0	1,373.2	1,384.8	(4.1)
Southern region
Heavy crude oil	17.9	7.5	19.5	32.8	36.2	138.3
Light crude oil(1)	498.6	372.0	251.3	194.9	172.2	34.0
Total	516.4	379.4	270.8	227.8	208.4	36.1
Northern region
Heavy crude oil	45.9	49.9	50.7	65.5	55.6	(7.9)
Light crude oil(1)	60.4	49.5	45.2	19.8	34.9	22.0
Total	106.3	99.4	95.9	85.3	90.6	7.0
Total heavy crude oil	966.6	930.5	1,007.3	1,074.5	1,074.5	3.9
Total light crude oil(1)	888.2	833.7	728.3	611.8	609.3	6.5
Total crude oil	1,854.8	1,764.2	1,735.7	1,686.3	1,683.8	5.1

_______________
Note: Numbers may not total due to rounding.
(1)Includes extra-light crude oil.
Source: Pemex Exploration and Production.
The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2023.
Crude Oil Production

	Year ended December 31,
	2023	2022	2021	2020	2019	2023 vs. 2022
	(in thousands of barrels per day)					(%)
Marine regions
Ku-Maloob-Zaap	615.9	639.3	718.1	784.3	842.7	(3.7)
Litoral de Tabasco	326.6	349.4	325.4	258.2	198.8	(6.5)
Cantarell	163.8	158.3	160.9	161.2	159.3	3.5
Abkatún-Pol-Chuc	125.8	138.3	164.6	169.4	184.0	(9.0)
Total	1,232.0	1,285.3	1,369.0	1,373.2	1,384.8	(4.1)
Southern region
Bellota-Jujo	364.0	221.5	114.0	71.8	58.2	64.3
Samaria-Luna	84.4	85.8	87.5	86.3	82.1	(1.6)
Macuspana-Muspac	35.4	39.6	36.3	33.2	26.4	(10.6)
Cinco Presidentes	32.7	32.5	33.1	36.5	41.5	0.6
Total	516.4	379.4	270.8	227.8	208.3	36.1
Northern region
Veracruz	55.4	48.4	41.9	28.4	22.3	14.5
Poza Rica-Altamira	49.5	49.9	53.0	55.5	41.0	(0.8)
Burgos	1.4	1.1	1.0	1.6	3.0	27.3
Aceite Terciario del Golfo (1)	n.a.	n.a.	n.a.	n.a.	24.3	n.a.
Total	106.3	99.4	95.9	85.4	90.6	6.9
Total crude oil	1,854.8	1,764.2	1,735.7	1,686.3	1,683.8	5.1
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
Source: Pemex Exploration and Production.

The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2023, the average crude oil production from the 60 fields located in these regions was 1,232.0 thousand barrels per day.
The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2023, the average crude oil production from the 68 fields located in this region was 516.4 thousand barrels per day.
The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2023, the average crude oil production in the Northern region totaled 106.3 thousand barrels per day of crude oil, from the 189 oil fields in this region.
The following table sets forth our annual natural gas production by region and business unit for the five years ended December 31, 2023.
Natural Gas Production

	Year ended December 31,
	2023	2022	2021	2020	2019	2023 vs. 2022
	(in millions of cubic feet per day)					(%)
Marine regions
Cantarell	888.2	860.4	1,055.0	1,163.6	1,245.7	3.2
Ku-Maloob-Zaap	768.7	788.6	834.9	871.4	785.8	(2.5)
Litoral de Tabasco	576.1	576.5	555.8	626.4	713.1	(0.1)
Abkatún-Pol-Chuc	345.4	375.6	402.5	362.3	300.5	(8.1)
Total	2,578.3	2,601.1	2,848.2	3,023.7	3,045.2	(0.9)
Southern region
Bellota-Jujo	909.4	645.2	325.1	162.9	128.1	40.9
Samaria-Luna	270.6	283.5	298.7	331.6	371.7	(4.6)
Macuspana-Muspac	145.3	198.2	268.9	309.6	269.3	(26.7)
Cinco Presidentes	38.7	47.3	43.9	59.6	74.3	(18.1)
Total	1,364.0	1,174.3	936.6	863.7	843.4	16.2
Northern region
Veracruz	448.4	398.7	332.2	224.4	208.1	12.5
Burgos	417.8	419.3	445.2	522.2	567.6	(0.4)
Poza Rica-Altamira	90.9	99.4	108.2	127.6	82.5	(8.5)
Aceite Terciario del Golfo (1)	n.a.	n.a.	n.a.	n.a.	69.4	n.a.
Total	957.1	917.4	885.7	874.1	927.6	4.3
Total natural gas	4,899.4	4,692.8	4,670.5	4,761.6	4,816.2	4.4
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
Source: Pemex Exploration and Production.

In 2023, the Marine regions produced 2,578.3 million cubic feet per day of natural gas, or 52.6% of our total natural gas production, a decrease of 0.9% as compared to the regions’ 2022 production of 2,601.1 million cubic feet per day. In 2023, the Southern region produced 1,364.0 million cubic feet per day of natural gas, or 27.8% of our total natural gas production, an increase of 16.2% as compared to the region’s 2022 production of 1,174.3 million cubic feet per day. In 2023, the Northern region produced 957.1 million cubic feet per day of natural gas, or 19.5% of our total natural gas production, an increase of 4.3% as compared to the region’s 2022 production of 917.4 million cubic feet per day.

Our average natural gas production increased by 4.4% in 2023, from 4,692.8 million cubic feet per day in 2022 to 4,899.4 million cubic feet per day in 2023. Natural gas production associated with crude oil production accounted for 62.8% of total natural gas production in 2023, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. As of December 31, 2023, 198 of our 317 gas producing fields, or 44.3%, produced non-associated gas. These non-associated gas fields accounted for 37.2% of all of our natural gas production in 2023.
Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps.165,905 million in 2023, as compared to Ps.161,838 million in 2022, representing an increase of 2.5%. Of our total capital expenditures, (i) Ps.20,958 million was allocated to Ku-Maloob-Zaap, (ii) Ps.6,229 million was allocated to Ek-Balam, (iii) Ps.4,693 million was allocated to Integral Yaxché, (iv) Ps.4,624 million was allocated to Cuenca de Veracruz, (v) Ps.2,273 million was allocated to Ogarrio-Sánchez Magallanes, (vi) Ps.2,136 million was allocated to Cantarell, (vii) Ps.2,050 million was allocated to Chuc, (viii) Ps.1,680 million was allocated to Antonio J. Bermúdez, (ix) Ps.1,615 million was allocated to Crudo Ligero Marino and (x) Ps.1,315 million was allocated to Jujo-Tecominoacán. The expenditures for these ten projects amounted Ps.47,573 million, which represented 28.7% of our capital expenditures in exploration and production. In addition, we invested Ps.71,855 million in new fields under construction and development (43.3% of the total). The remaining 28.0 % amounted to Ps.46,477 million in nominal terms, which was directed to the 13 remaining projects, as well as to other exploration, drilling and services projects.
Exploration and Production Capital Expenditures and Budget

For 2024, our total capital expenditures budget is Ps.180,723 million, as compared to Ps.165,905 million of capital expenditures made in 2023, representing an increase of 8.9%. This increase reflects our commitment to stop and reverse the decline in our reserves and production, as well as to accelerate development of new fields. Our 2024 budget includes Ps.75,156 million allocated to all 22 ongoing strategic exploration and production projects, Ps.79,064 million allocated to new fields under development, Ps.25,737 million allocated to other exploration projects, and Ps.766 million allocated to drilling activities and services. Of our total exploration and production investment budget for 2024, Ps.152,051 million, or 84.1% of the total, is allocated to investments in fields and development projects. The remaining Ps.28,672 million, or 15.9% of the total, is allocated to exploration activities.

The 2024 exploration and production budget includes (i) Ps.24,075 million for investments in Ku-Maloob-Zaap, (ii) Ps.8,165 million for investments in Integral Yaxché (iii) Ps.7,212 million for investments in Ek-Balam, (iv) Ps.5,216 million for investments in Cuenca de Veracruz, (v) Ps.4,585 million for investments in Crudo Ligero Marino, (vi) Ps.3,552 million for investments in Aceite Terciario del Golfo, (vii) Ps.3,017 million for investments in Antonio J. Bermúdez, (viii) Ps.2,635 million for investments in Ogarrio-Sanchez Magallanes, (ix) Ps.2,600 million for investments in Delta del Grijalva and (x) Ps.2,527 million for investments in Bellota Chinchorro. These 10 projects totaled Ps.63,584 million, Ps.79,064 million of which were allocated to development of new fields and Ps.38,075 million were allocated to the remaining projects, including other strategic and exploration projects and those with drilling and services purposes for development activities.

Exploration and Production Investment Trends

In nominal terms, we invested Ps.42,449 million in exploration activities during 2023, which represented 25.6% of the total capital expenditures of our exploration and production business segment. This represented a 1.3% decrease from the Ps. 43,028 million invested in exploration activities in 2022. In 2023, we invested Ps.123,456 million in nominal terms, or 74.4% of our total capital expenditures in development activities. This represented a 3.9% increase from the Ps.118,810 million invested in development activities in 2022.

For 2024, we have budgeted Ps.28,672 million, or 15.9% of our total capital expenditures budget, for exploration activities of our exploration and production segment. This represents a 32.5% decrease from the amount we invested in exploration activities in 2023. For development activities in 2024, we have budgeted Ps.152,051 million, or 84.1% of total capital expenditures. This represents a 23.2% increase compared to the amount that we invested in development activities in 2023.

Our projected exploration and development capital expenditures correspond to the areas assigned to us through bidding rounds, which represent the areas in which we are exploring, operating or have an interest in developing based on our operational capabilities. The Ministry of Energy granted us the right to explore and develop these areas with the objective of maintaining our production levels in the short term, while providing us with sufficient exploration opportunities to increase our production in the future. Given that a significant number of exploration areas are reserved by the Mexican Government for potential future competitive bidding rounds, we intend to carry out our strategy of increasing production and improving our RRR over time by entering into strategic joint ventures with other oil and gas companies. During 2023, we continued evaluating the use of CSIEEs as a replacement for farm-outs to foster private sector participation in our operations. The CSIEE model seeks to increase production by offering an incentive based on the production received and sharing the risk involved in operations according to the terms of each contract. Each CSIEE contract has a term of between 15 and 25 years. CSIEE contracts are expected to replace farm-outs as a vehicle for private sector participation, although existing farm-outs will remain for the duration of their respective terms. Therefore, as of December 31, 2023, Pemex Exploration and Production signed the CSIEE Cuitláhuac. This CSIEE was signed on July 25, 2023, with Consorcio Petrolero 5M del Golfo S.A.P.I de C.V. and QMAX México, S.A. de C.V. in partnership as contractors, establishing the respective rights and obligations of the parties concerning the development, extraction and production of hydrocarbons in the contractual area. Exploration works may also be included, subject to governmental approval.

Over time, the allocation of our capital expenditures budget may change due to several factors, including the results of potential subsequent bidding rounds in which we participate. For more information regarding CSIEEs, see “Item 4—Exploration and Production—Crude Oil Distribution—Farm-outs and CSIEEs.”
The capital expenditures of our exploration and production segment have comprised 78.3% or more of our total capital expenditures in each of the last three years. In 2024, the capital expenditures budget for our exploration and production segment comprised 87.0% of our total capital expenditures.
The following tables sets forth our capital expenditures, excluding non-capitalizable maintenance, related to exploration and development for each of the three years ended December 31, 2023, and the budget for 2024. Capital expenditure amounts derive from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Exploration and Development Capital Expenditures

	Year ended December 31,(1)						Budget 2024(2)
	2023		2022		2021
	(in millions of pesos) (3)
Exploration	Ps.	42,449	Ps.	43,028	Ps.	32,241	Ps.	28,672
Development	123,456		118,810		102,128		152,051
Total	Ps.	165,905	Ps.	161,838	Ps.	134,369	Ps.	180,723
_______________
Note: Numbers may not total due to rounding.
(1)Amounts based on cash basis method of accounting.
(2)Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
(3)Figures are stated in nominal pesos.
Source: Pemex Exploration and Production

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our ten projects of 2023 with the most capital expenditures were: Ku-Maloob-Zaap, Ek-Balam, Integral Yaxché, Cuenca de Veracruz, Ogarrio-Sánchez Magallanes, Cantarell, Chuc, Antonio J. Bermúdez, Crudo Ligero Marino and Jujo-Tecominoacán.

Exploration and Production’s Capital Expenditures

	Year ended December 31,(1)						Budget 2024(2)
	2023		2022		2021
	(in millions of pesos)(3)
Exploration and Production
Ku-Maloob-Zaap	20,958		24,238		17,753		24,075
Ek-Balam	6,229		7,509		8,498		7,212
Integral Yaxché	4,693		4,692		10,595		8,165
Cuenca de Veracruz	4,624		5,691		3,882		5,216
Ogarrio-Sánchez Magallanes	2,273		1,741		1,887		2,635
Cantarell	2,136		3,239		4,866		1,541
Chuc	2,050		2,155		5,316		1,774
Antonio J. Bermúdez	1,680		2,156		1,267		3,017
Crudo Ligero Marino	1,615		1,854		387		4,585
Jujo-Tecominoacán	1,315		2,772		776		535
Burgos	1,301		435		587		2,092
El Golpe-Puerto Ceiba	1,070		1,277		1,550		1,402
Aceite Terciario del Golfo	1,035		1,140		780		3,552
Bellota-Chinchorro	985		1,134		1,186		2,527
Cactus-Sitio Grande	687		1,983		1,606		1,696
Delta del Grijalva	677		1,148		1,310		2,600
Integral Poza Rica	391		255		723		1,144
Lakach	277		664		347		—
Tsimin-Xux	125		465		707		524
Tamaulipas-Constituciones	111		170		692		174
Ixtal-Manik	31		471		988		602
Cuenca de Macuspana	13		16		51		85
Costero Terrestre	1		3		13		3
Arenque	—		—		1		—
Other Exploratory Projects	38,696		38,005		28,652		25,737
Other Development Projects	71,855		57,405		38,729		79,064
Quesqui	24,368		12,907		4,138		16,219
Tupilco Profundo	8,027		1,991		—		6,101
Mulach	6,072		3,379		1,937		5,165
Pokche	5,819		9,895		245		2,107
Ixachi	5,114		5,017		5,379		18,020
Pokche NE	4,131		—		—		2,359
Teca	4,081		5,124		1,140		1,290
Itta	3,187		1,833		2,219		1,154
Esah	1,913		610		233		725
Tlalkivak	1,582		—		—		1,324
Tlacame	1,200		918		2,259		975
Tlamatini	1,175		1,706		2,433		976
Teekit Profundo	778		3,173		1,165		480
Xanab SE	763		—		—		443
Racemosa	757		20		—		1,034
Cibix	560		745		458		5,171
Akal NW	494		—		—		2,149
Camatl	441		—		—		1,441
Suuk	332		2,519		831		698
Uchbal	316		2,550		1,471		21
Paki	262		—		—		—
Tentok	195		—		—		1,954
Koban	151		2,615		3,361		212
Octli	45		404		2,384		209
Xikin	25		48		534		52
Tetl	14		1,129		2,590		282
Platao	14		—		—		2,052
Cahua	11		50		974		—
Atoyatl	9		—		—		2,115
Actul	7		—		—		470
Hok	4		28		1,351		5
Kayab	3		—		—		—
Pit	3		—		—		—
Cheek	2		48		1,242		138
Manik NW	—		696		2,384		150
Chocol	—		—		1		—
Valeriana	—		—		—		1,905
Tlakati	—		—		—		786
Xinich	—		—		—		430
Cibix-401EXP	—		—		—		305
Chucox	—		—		—		147
Drilling and Services	1,077		1,220		1,220		766
Total	Ps.	165,905	Ps.	161,838	Ps.	134,369	Ps.	180,723
_______________
Notes: Numbers may not total due to rounding.
(1)Amounts based on cash basis method of accounting.
(2)Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
(3)Figures are stated in nominal pesos.
Source: Petróleos Mexicanos.

Ku-Maloob-Zaap Project. Project Ku-Maloob-Zaap was our most important producer of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Ayatsil, Bacab, Lum, Ku, Maloob, Tekel, Utsil and Zaap fields, and extends over an area of 305.7 square kilometers. As of December 31, 2023, a total of 375 wells were completed, 213 of which were producing. The project produced an average of 615.9 thousand barrels per day of crude oil, which represented 33.2% of our total production, and 768.7 million cubic feet per day of natural gas in 2023. As of December 31, 2023, cumulative production amounted to 7.0 billion barrels of crude oil and 4.4 trillion cubic feet of natural gas. As of December 31, 2023, proved hydrocarbon reserves totaled 1.8 billion barrels of crude oil and 0.533 trillion cubic feet of natural gas. Total proved reserves were 1.9 billion barrels of oil equivalent, of which 1.4 billion barrels of oil equivalent were proved developed reserves.
In nominal peso terms, our exploration and production segment’s capital expenditures for this project amounted to Ps.24,238 million in 2022 and Ps.20,958 million in 2023. Our total accumulated capital expenditures for this project were U.S.$30.8 billion as of December 31, 2023. We expect that our capital expenditures for this project will total Ps.24,075 million in 2024.
In 2023, we paid U.S.$41.4 million to acquire 104.9 billion cubic feet of nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant. For 2024, we expect to spend U.S.$43.9 million to acquire 109.6 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Tsimín-Xux Project. This project consists of the Tsimín and Xux fields, which include volatile oil and gas condensate reservoirs in the shallow waters of the Gulf of Mexico. The Tsimín field is located 62 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, while the Xux field is located on the continental shelf of the Gulf of Mexico, approximately ten kilometers off the coast of Tabasco. During 2023, no new wells were completed at the Xux or Tsimín fields. During 2023, average daily production at TsimínXux totaled 28.2 thousand barrels of crude oil and 132.5 million cubic feet of natural gas. During 2023, the sales prices of the light and extra-light crude oil produced at these fields averaged U.S.$80.83 per barrel, making this one of our most important projects in terms of revenue generation.
As of December 31, 2023, cumulative production totaled 0.2 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves amounted to 41.0 million barrels of oil equivalent, all of which were proved developed reserves.
In nominal peso terms, our exploration and production segment’s capital expenditures for this project were Ps.465 million in 2022 and Ps.125 million in 2023. Our total accumulated capital expenditures for this project were U.S.$354.6 million as of December 31, 2023. We expect that our capital expenditures for this project will total Ps.524 million in 2024.

Chuc Project. Project Chuc is the third largest producer of light crude oil in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. This project covers an area of 213 square kilometers. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, at a depth of between the 20 and 100 meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Abkatún, Batab, Caan, Ché, Chuc, Chuhuk, Etkal, Homol, Kanaab, Kuil, Onel, Pol, Taratunich and Tumut. As of December 31, 2023, 130 wells were completed, of which 56 were producing. During 2023, average production totaled 75.1 thousand barrels per day of crude oil and 286.4 million cubic feet per day of natural gas. As of December 31, 2023, cumulative production totaled 6.1 billion barrels of crude oil and 7.4 trillion cubic feet of natural gas. As of December 31, 2023, proved hydrocarbon reserves totaled 107.0 million barrels of oil and 452.6 billion cubic feet of natural gas, or 174.3 million barrels of oil equivalent. As of December 31, 2023, total proved developed reserves amounted to 137.0 million barrels of oil equivalent.
In nominal peso terms, our exploration and production segment’s capital expenditures for this project amounted to Ps.2,155 million in 2022 and Ps.2,050 million in 2023. Our total accumulated capital expenditures for this project were U.S.$8.45 billion as of December 31, 2023. We expect that our capital expenditures for this project will total Ps.1,774 million in 2024.

Cantarell Project. Project Cantarell is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kambesah, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 294.4 square kilometers. As of December 31, 2023, there were a total of 573 wells drilled in the Cantarell project, 94 of which were producing. During 2023, Cantarell was the fourth most important producer of crude oil in Mexico, averaging 63.5 thousand barrels per day of crude oil. This represented a decrease of 18.4% from 2022 due to the decline of the remaining crude oil reserves in these fields. Natural gas production from Cantarell during 2023 averaged 862.8 million cubic feet per day. This was 2.5% higher than the 2022 average natural gas production.

As of December 31, 2023, the cumulative production of Cantarell amounted to 14.5 billion barrels of crude oil and 12.0 trillion cubic feet of natural gas. As of December 31, 2023, Cantarell's proved oil and gas reserves amounted to 219.0 million barrels of crude oil and 1,454.4 billion cubic feet of natural gas. As of December 31, 2023, total proved reserves amounted to 639.0 million barrels of oil equivalent, 368.3 million of which were proved developed reserves.

The Akal field, which is the most important field in Cantarell, averaged 21.7 thousand barrels per day of crude oil production during 2023. This was 25.9% less than the average production in 2022, which amounted to 29.3 thousand barrels per day.
In nominal peso terms, our exploration and production segment’s capital expenditures for Cantarell amounted to Ps.3,239 million in 2022 and Ps.2,136 million in 2023. Our total accumulated capital expenditures for this project were U.S.$42.31 billion as of December 31, 2023. We expect that our capital expenditures for this project will total Ps.1,541 million in 2024.
On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at Cantarell to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant began operations in 2000 and cost Ps.10,131 million. Pursuant to the terms of the agreement, Pemex Exploration and Production has the right to acquire the nitrogen plant in the case of a default by the consortium. Pemex Exploration and Production has the obligation to acquire the nitrogen plant if it defaults under the contract. Under the terms of the contract, Pemex Exploration and Production committed to purchasing 1.2 billion cubic feet per day of nitrogen from the consortium and to continue to supply service through June 2027.

During 2023, we paid U.S.$188.5 million under this contract for an approximate total volume of 412.0 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2024, our exploration and production segment expects to pay U.S.$201.4 million under this contract for an approximate total volume of 430.4 billion cubic feet of nitrogen to be injected into the fields.

Crudo Ligero Marino Project. Project Crudo Ligero Marino is located on the continental shelf in the Gulf of Mexico, across the coasts of the states of Tabasco and Campeche, about 75 kilometers from the Dos Bocas Marine Terminal in Paraíso and 89 kilometers northwest from Ciudad del Carmen, Campeche. The project's main objectives through 2035 are to construct one marine structure, drill additional wells and implement secondary recovery, intervention, optimization and maintenance techniques to its facilities, particularly in the Sinan, Kab and Kax fields. As of December 31, 2023, a total of 102 wells had been completed at this project, of which 26 were producing. During 2023, average daily production amounted to 35.3 thousand barrels of crude oil and 115.2 million cubic feet of natural gas. As of December 31, 2023, cumulative production amounted to 981.6 million barrels of crude oil and 2,848.2 billion cubic feet of natural gas. Proved oil and gas reserves amounted to 60.3 million barrels of crude oil and 214.1 billion cubic feet of natural gas. Total proved reserves amounted to 97.8 million barrels of oil equivalent, 95.9 million of which were proved developed reserves.
In nominal peso terms, our exploration and production segment’s capital expenditures for Crudo Ligero Marino amounted to Ps.1,854 million in 2022 and Ps.1,615 million in 2023. As of December 31, 2023, our total accumulated capital expenditures for this project were U.S.$904,7 million. We expect our capital expenditures for this project will total Ps.4,585 million in 2024.

Integral Yaxché Project. Project Integral Yaxché is located in shallow waters over the continental shelf in the Gulf of Mexico, off the coasts of the states of Tabasco and Campeche. The project is at a depth between 10- and 50-meter isobaths, approximately 14 kilometers from the Dos Bocas Maritime Terminal in Paraíso, Tabasco and 154 kilometers to the southwest of Ciudad del Carmen, Campeche. During 2023, average daily production at Integral Yaxché amounted to 103.3 thousand barrels per day of crude oil and 64.1 million cubic feet per day of natural gas.

As of December 31, 2023, cumulative production totaled 588.4 million barrels of crude oil and 400.1 billion cubic feet of natural gas. Proved oil and gas reserves totaled 246.8 million barrels of crude oil and 110.2 billion cubic feet of natural gas. Total proved reserves amounted to 260.3 million barrels of oil equivalent, of which 116.9 million barrels of oil equivalent were proved developed reserves.
In nominal peso terms, our capital expenditures for Integral Yaxché amounted to Ps.4,692 million in 2022 and Ps.4,693 million in 2023. As of December 31, 2023, our total accumulated capital expenditures for this project were U.S.$6.0 billion. We expect that our capital expenditures for this project will total Ps.8,165 million in 2024.
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

As of December 31, 2023, Ogarrio-Sánchez Magallanes had 229 producing wells, with four new wells completed during 2023. Average daily production amounted to 30.3 thousand barrels of crude oil and 33.6 million cubic feet of natural gas during 2023. As of December 31, 2023, cumulative production amounted to 1.4 billion barrels of crude oil and 2.0 trillion cubic feet of natural gas. Proved hydrocarbon reserves amounted to 59.2 million barrels of crude oil and 92.5 billion cubic feet of natural gas. Total proved reserves amounted to 74.4 million barrels of oil equivalent, of which 67.4 million barrels were proved developed reserves.
In nominal peso terms, our capital expenditures for Ogarrio-Sánchez Magallanes amounted to Ps.1,741 million in 2022 and Ps.2,273 million in 2023. As of December 31, 2023, our total accumulated capital expenditures for this project were U.S.$566.5 million. We expect that our capital expenditures for this project will total Ps.2,635 million in 2024.

Antonio J. Bermúdez Project. Project Antonio J. Bermúdez is designed to accelerate reserves recovery, as well as increase the recovery factor, by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2023, a total of 904 wells had been completed, of which 201 were producing. During 2023, the project produced an average of 30.0 thousand barrels per day of crude oil and 61.7 million cubic feet per day of natural gas. As of December 31, 2023, cumulative production was 3.1 billion barrels of crude oil and 5.0 trillion cubic feet of natural gas. As of December 31, 2023, proved hydrocarbon reserves in these fields amounted to 64.5 million barrels of crude oil and 53.7 billion cubic feet of natural gas. As of December 31, 2023, total proved reserves amounted to 76.5 million barrels of oil equivalent, of which 58.3 million were proved developed reserves.
In nominal peso terms, our exploration and production segment’s capital expenditures for Antonio J. Bermúdez amounted to Ps.2,156 million in 2022 and Ps.1,680 million in 2023. As of December 31, 2023, our total accumulated capital expenditures for this project were U.S.$9.8 billion. We expect that our capital expenditures for this project will total Ps.3,017 million in 2024.
Burgos Project. Project Burgos is the largest producer of non-associated gas in Mexico. The purpose of this project is to enable us to meet increasing domestic demand for natural gas. The fields in Burgos accounted for 8.5% of our total natural gas production in 2023. The project is located in northeastern Mexico.

During 2023, Burgos produced an average of 416.6 million cubic feet per day of natural gas. In 2023, 35 new wells were completed at this project, bringing our total completed wells drilled to 8,091 of which 2,302 were producing. The most important fields are Nejo, Arcabuz, Culebra, Cuitláhuac, Cuervito, Velero and Santa Anita, which together produced 51.2% of the total production of Burgos in 2023.
Main Fields of Project Burgos(1)
(as of December 31, 2023)

	Nejo	Arcabuz- Culebra	Cuitláhuac	Velero	Cuervito	Santa Anita
Wells completed	453	985	448	224	154	86
Producing wells	120	456	192	129	103	48
2023 production of natural gas (million cubic feet per day)	37.8	60.4	48.8	19.6	28.8	17.9
Cumulative production of natural gas (billion cubic feet)	685.1	2,224.5	913.9	404.7	252.9	302.6
Proved reserves of natural gas (billion cubic feet)	82.6	49.5	112.4	23.5	85.7	11.9
Proved developed reserves	44.7	49.5	109.6	23.5	39.7	11.9
Proved undeveloped reserves	37.9	—	2.8	—	46.0	—
(1)This table considers natural gas production and reserves corresponding exclusively to Pemex Exploration and Production.
Source: Pemex Exploration and Production.

During 2023, proved reserves decreased by 18.8 million barrels of oil equivalent, from 124.8 million barrels of oil equivalent in 2022 to 106.0 million barrels of oil equivalent in 2023. This decrease was primarily due to our reduced ability to cover measurement costs due to lower revenues caused by a decrease in gas prices.
In nominal peso terms, our exploration and production segment’s capital expenditures (including capital expenditures made pursuant to Financed Public Works Contracts, or “FPWCs”) for Burgos amounted to Ps.435 million in
2022 and Ps.1,301 million in 2023. As of December 31, 2023, our total accumulated capital expenditures for this project were U.S.$20.7 billion. We expect that our capital expenditures for this project will total Ps.2,092 million in 2024.

Aceite Terciario del Golfo Project (Project ATG, formerly Paleocanal de Chicontepec). Project ATG is located in the Northern region and covers an area of 4,243 square kilometers. This project comprises 29 fields, which are divided among eight sectors. As of December 31, 2023, there was a total of 4,773 wells completed, of which 1,149 were producing. The project produced an average of 17.3 thousand barrels per day of crude oil in 2023 as compared to 16.9 thousand barrels per day of crude oil in 2022, which represents a 2.4% increase. Additionally, Project ATG produced an average of 35.5 million cubic feet per day of natural gas in 2023, as compared to 37.3 million cubic feet of natural gas per day in 2022, which represents a 4.8% decrease. The decrease in natural gas production was primarily due to the decline in pressure in certain reservoirs. As of December 31, 2023, cumulative production was 360.7 million barrels of crude oil and 793.0 billion cubic feet of natural gas. As of December 31, 2023, proved reserves totaled 482.0 million barrels of crude oil and 852.1 billion cubic feet of natural gas. Total proved hydrocarbon reserves were 601.2 million barrels of oil equivalent, of which 111.4 million barrels of oil equivalent were proved developed reserves.

During 2023, field development activities at the project included drilling 18 new wells and the completion of 18 wells, all of which were classified as producing. As of December 31, 2023, 95.8% of the total producing wells were operating with artificial systems such as mechanical, pneumatic, hydraulic and electric pumping, while the remaining 4.2% were “flowing wells” that are classified accordingly because they did not require any means of artificial lift.
In nominal peso terms, our exploration and production segment’s capital expenditures for Project ATG amounted to Ps.1,140 million in 2022 and Ps.1,035 million in 2023. As of December 31, 2023, our total accumulated capital expenditures for this project were U.S.$13.4 billion. We expect that our capital expenditures for this project will total Ps.3,552 million in 2024.
Crude Oil Sales
During 2023, domestic consumption of crude oil amounted to 819.6 thousand barrels per day, which represented 44.4% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. Maya crude oil accounted for 58.3% of exported crude oil volume sold by PMI in 2023. See “—Business Overview—International Trading” in this Item 4.
The following table sets forth crude oil distribution for the past five years.
Crude Oil Distribution

	At December 31,
	2023	2022	2021	2020	2019	2023 vs. 2022
	(in thousands of barrels per day)					(%)
Production	1,854.8	1,764.2	1,735.7	1,686.3	1,683.8	5.1
Distribution
Refineries	819.6	826.8	716.9	601.7	576.8	(0.9)
Export terminals	1,024.7	953.1	1,017.0	1,124.4	1,102.5	7.5
Total	1,844.3	1,779.9	1,733.9	1,726.1	1,679.3	3.6
Statistical differences in stock measurements(1)	10.5	-15.7	1.8	-39.8	4.5	(166.9)
_______________
Note: Numbers may not total due to rounding.
(1)Includes measurement inconsistencies, shrinkage and leakage, naphthas and condensates added to crude oil.
Source: Pemex Exploration and Production.
The differences between the volume of crude oil measured at the wellhead and the volume distributed reflect customary adjustments due to, among other things, the stabilization process of the crude oil and decreases caused by evaporation and conditioning. In the past, we identified increases in the difference between oil production and crude oil distribution volumes that have remained within established limits. Therefore, based on an analysis carried out in coordination with the National Hydrocarbons Commission, we have implemented corrective actions to improve our measurement methodology, balance sheets and measurement management system, including permanent monitoring of wells, periodic verifications of measurement systems with maintenance and improvement programs, calibration of measurement equipment, and installation of additional dehydration systems, to increase the reliability of volume measurement. Additionally, the volume of crude oil measured in barrels goes through a stabilization process in preparation for export, which involves a triple certification by us, the buyer and a third party to verify that the content meets international standards, ensuring that the volume of crude oil measured in barrels does not contain more than 0.5% of water and 50 lbs/1,000 barrels of salt.
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
The burning of gases is considered the most significant atmospheric emission from offshore oil and gas facilities into the atmosphere. In 2023 this represented 7.0% of total gas production, down from 7.8% of gas production in 2022. The decrease in gas flaring was mainly due to operations beginning at the sour wet gas conditioning plant of the Papan facility, which made it possible to comply with applicable regulations.
Pipelines
The crude oil and natural gas pipeline network owned by our exploration and production segment connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2023, this pipeline network consisted of approximately 36,360 kilometers of pipelines, of which 2,060 kilometers were located in the Northeast Marine region, 1,549 kilometers were located in the Southeast Marine region, 8,198 kilometers were located in the Southern region and 24,552 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Logistics” in this Item 4.
Integrated Exploration and Production (E&P) Contracts, Financed Public Works Contracts (FPWCs) and Integrated Exploration and Extraction Services Contracts (CSIEEs)

Our FPWC program, previously known as the Multiple Services Contracts program, was first announced in December 2001. The objective of the program was to provide a contractual framework that promotes efficient execution of public works in order to increase Mexico’s oil and gas production. These were contracts based on unit prices that aggregate a number of different services into a single contract. Under the FPWC framework, Pemex Exploration and Production retains entitlements for all oil and gas produced as well as works performed under each FPWC.
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
In 2023, natural gas production in the current FPWC blocks reached 38.4 million cubic feet per day and condensate production reached 1.4 thousand barrels per day, for a total of 9.1 thousand barrels of oil equivalent per day.
During 2023, contractors expended U.S.$167.6 million in connection with Integrated E&P Contracts. In 2023, production in the existing Integrated E&P blocks reached 8.5 thousand barrels per day of crude oil and 16.5 million cubic feet per day of natural gas, for a total of 13.3 thousand barrels of oil equivalent per day.
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
The CSIEE model seeks to increase production by providing for incentive-based remuneration dependent on the production received and sharing the operating risks according to the terms of each contract. Since 2019, two CSIEE have been subscribed to, even though just one is currently operating.
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
On December 5, 2016, the National Hydrocarbons Commission announced that BHP Billiton Petróleo Operaciones de México, S. de R.L. de C.V., or BHP Billiton Mexico, an affiliate of BHP Group Limited and BHP Group Plc, had been selected as the partner for Pemex Exploration and Production in the Trión block farm-out. Pursuant to the terms of its bid, BHP Billiton Mexico made a U.S.$624 million contribution to the partnership in exchange for a 60% participating interest in the Trión Block. BHP Billiton Mexico is the actual operator of the Trión block and must invest U.S.$1.9 billion in the Trión farm-out before we are required to invest in the project, which will likely not occur until 2025. The corresponding exploration and extraction contract, joint operating agreement and other relevant agreements were executed on March 3, 2017, and the National Hydrocarbons Commission approved both the exploration and evaluation plans in February 2018.
The final evaluation report was approved by the National Hydrocarbons Commission on February 18, 2022. On March 8, 2022, the National Hydrocarbons Commission approved the Declaration of Commerciality of the Trión Field, granting two years to file the Development Plan for Extraction. On June 1, 2022, BHP’s oil and gas portfolio merged with Woodside to create a global top 10 independent energy company by production, the merged business was owned approximately 52% by existing Woodside shareholders and 48% by existing BHP shareholders.
The first exploration period ended on September 29, 2022. On December 16, 2022, the National Hydrocarbons Commission accredited 201,167 work units carried out by the contractor of the 186,150 work units of the evaluation program and the exploration plan. The development plan for extraction was delivered to the National Hydrocarbons Commission on June 29, 2023. On August 29, 2023, the National Hydrocarbons Commission approved the development plan for extraction. Production is scheduled to start in August 2028.
Ogarrio, Cárdenas-Mora and Ayin-Batsil Farm-outs
In addition to the Trión farm-out, on October 4, 2017, the National Hydrocarbons Commission held a bidding round for farm-outs of the Ogarrio, Cárdenas-Mora and Ayin-Batsil blocks. No bids were received for the Ayin-Batsil block, which is located in the shallow waters of the Gulf of Mexico. However, multiple bids were received for the Ogarrio block. The Ogarrio and Cárdenas-Mora blocks, both onshore fields located in the state of Tabasco, were awarded to the German company Deutsche Erdoel AG (DEA), which later formally changed its name to Wintershall Dea México, S. de R.L. de C.V., and the Egyptian company Cheiron Holdings Limited (Cheiron), respectively. DEA’s bid consisted of an initial cash payment of U.S.$190.0 million, a royalty rate of 13% and an additional cash payment of U.S.$213.9 million, which is the highest sign-up bonus submitted in a National Hydrocarbons Commission bidding round as of the date of this annual report. Cheiron’s bid consisted of an initial cash payment of U.S.$125.0 million, a royalty rate of 13% and an additional cash payment of U.S.$41.5 million. The contracts were signed on March 6, 2018 and have a term of 25 years. We retained a 50% interest in both blocks. The Ogarrio and Cárdenas-Mora fields are currently in the development stage following the approval of the development plan by the National Hydrocarbons Commission. In 2023, the Ogarrio field produced 4.7 thousand barrels of crude oil per day and 9.9 million cubic feet per day of natural gas. In 2023, the Cárdenas-Mora block produced 5.5 thousand barrels per day of crude oil and 11.6 million cubic feet per day of natural gas.
Other Exploration and Extraction Contracts
In addition to the farm-outs described above, we have also pursued other types of partnerships for the exploration and production of fields that were not granted to us.
On December 5, 2016, we participated in the bidding process referred to as Round 1.4, through which we, as part of a consortium consisting of Pemex Exploration and Production, Chevron Energía de Mexico, S. de R.L. de C.V., or Chevron Energía, a subsidiary of Chevron Corporation, and INPEX Corporation, were awarded an exploration contract for block 3 located in the Perdido Fold Belt in the Gulf of Mexico. The block covers an area of approximately 1,686.9 square kilometers and is located approximately 117 kilometers off the coast of Mexico in water depths ranging between 500 meters and 1,700 meters. Chevron Energía is the operator and holds a 33.334% interest in the consortium, while Pemex Exploration and Production and INPEX Corporation each hold a 33.333% interest. The corresponding exploration and extraction contract and joint operating agreement were executed in February 2017. The exploration plan was approved by the National Hydrocarbon Commission in March 2018. As of the date of this annual report, the consortium is in the process of relinquishing its interest in the block.
The Ek-Balam project area is in the Campeche Basin. Its production comes from Ek and Balam fields, specifically from the Upper Oxfordian sands and the Upper Cretaceous fractured carbonates.
On May 2, 2017, Pemex Exploration and Production entered into a production-sharing contract with the National Hydrocarbons Commission to upgrade the assignments under the shared shallow water production concession structure for the Ek and Balam project area located in Campeche Basin. Within the framework of the contract, which has a term of 22 years with two possible five-year extensions, the Mexican Government will retain 70.5% of the operating profits and Pemex Exploration and Production will retain 29.5% of the operating profits, as long as there is a cost recovery carry forward. Pemex Exploration and Production provided a guarantee of U.S.$5.0 billion in connection with this contract. During 2023, we produced an average of 98.6 thousand barrels per day of crude oil and 24.6 million cubic feet per day of natural gas pursuant to such contract.
On June 19, 2017, we participated in another bidding round conducted by the National Hydrocarbons Commission, referred to as Round 2.1. As a result of this bidding process, we won two blocks. We were awarded Block 2, which covers an area of 549 square kilometers and is located on the continental shelf of the Tampico-Misantla basin, to the west of the Gulf of Mexico, in partnership with Wintershall Dea México, S. de R.L. de C.V. We are the operating partner in this block and own a 70% interest. Additionally, we were awarded Block 8, which is in the Southeastern Basins and covers an area of 586 square kilometers, in partnership with Colombia’s Ecopetrol. In Block 8, we are also the operating partner and own a 50% interest. As part of its strategy to optimize its portfolio of exploration projects, Ecopetrol assigned its participation interest to us and on November 22, 2022, the National Hydrocarbons Commission approved the exit of Ecopetrol in this project. The corresponding contracts for the exploration and extraction of hydrocarbons with Wintershall Dea México, S. de R.L. de C.V. and Ecopetrol were signed on September 25, 2017. The documentation reflecting Ecopetrol's exit from Block 8 is currently being finalized with the National Hydrocarbons Commission. Both blocks are in the exploration phase following approval of the exploration plans by the National Hydrocarbons Commission in November and October of 2018, respectively.
On December 18, 2017, we executed contracts in association with Petrofac México, S.A. de C.V., or Petrofac, under which we assigned to Petrofac the rights to certain fields that were part of the El Golpe-Puerto Ceiba project, including the onshore fields of Santuario and El Golpe located in the state of Tabasco. We have a 64% interest in this project. During 2023 we had an average production of 18.5 thousand barrels per day of crude oil and 17.0 million cubic feet per day of gas. These fields are currently in the development stage following approval of the development plan by the National Hydrocarbons Commission on April 28, 2022.
On March 2, 2018, we completed the first migration of an FPWC. The FPWC governing the Misión block was migrated to a shared production contract with Servicios Múltiples de Burgos, S.A. de C.V. and the National Hydrocarbons Commission. The Misión block is in the states of Nuevo León and Tamaulipas. We have a 51% interest in the contractual area and the average production under this contract in 2023 amounted to 77.3 million cubic feet per day of natural gas. The FPWC governing the Misión block allows exploration and extraction activities. The development and exploration plans approved by the National Hydrocarbons Commission were carried out December 2022 and April 2023, respectively. The Misión block is currently in both the exploration and extraction phases.
On March 27, 2018, we successfully participated in the first call of bidding Round 3 of the National Hydrocarbons Commission, and were awarded seven contractual areas in shallow waters, six of them as part of a consortium and one on an individual basis. Pemex Exploration and Production won four blocks in the Southeast Basins: two in consortium with Total S.A., one with Shell Oil Company and one individually, as well as three blocks corresponding to the province of Tampico-Misantla-Veracruz: two in partnership with Compañía Española de Petróleos and one in partnership with Wintershall Dea México, S. de R.L. de C.V.
We participated in another bidding round conducted by the National Hydrocarbons Commission, referred to as Round 2.4, obtaining four exploration blocks. On May 7, 2018, we signed four exploration and extraction contracts covering several deep-water blocks in the Gulf of Mexico, the rights to which were auctioned off pursuant to the bidding process:
1.Block 2 with Shell Exploración y Extracción de México, S.A. de C.V., as operator. We have a 50% interest in the contractual area, which spans 2,146 square kilometers and is in the Plegado Perdido Belt. As of the date of this annual report, the consortium is in the process of relinquishing its interest in the contractual area.
2.Block 5. We are the operator of and have a 100% interest in the contractual area, which spans 2,733 square kilometers and is in the Perdido Foldbelt.
3.Block 18. We are the operator of and have a 100% interest in the contractual area, which spans 2,917 square kilometers and is in the Mexican Ridges Foldbelt region.
4.Block 22 with Chevron Energía de Mexico, S. de R.L. de C.V., as operator, and Inpex E&P México, S.A. de C.V. We have a 27.5% interest in the contractual area, which spans 2,879 square kilometers and is in the Cuenca Salina region. As of the date of this annual report, the consortium is in the process of relinquishing its interest in the contractual area.
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
1.Block 16 with Wintershall Dea México, S. de R.L. de C.V. as operator with 50%. We have a 50% interest in the contractual area, which spans 785 square kilometers and is in the Tampico-Misantla-Veracruz area.
2.Block 17 with Wintershall Dea México, S. de R.L. de C.V. as operator with 50%. We have a 50% interest in the contractual area, which spans 842 square kilometers and is in the Tampico-Misantla-Veracruz area.
3.Block 18 We are the operator of and have a 100% interest in the contractual area, which spans 813 square kilometers and is in the Tampico-Misantla-Veracruz area. Cepsa E.P. Mexico, S. de R.L. de C.V. assigned its participation interest to us and on December 5, 2023, the National Hydrocarbons Commission approved their exit of Cepsa in this project.
4.Block 29. We are the operator of and have a 100% interest in the contractual area, which spans 471 square kilometers and is in the Cuencas del Sureste area. As of the end of 2023, two exploration wells were drilled in this block, resulting in a gas and condensate discovery and dry hole.
5.Block 32 with Total E&P México, S. A. de C.V. We operate the block with a 50% interest in the contractual area, which spans 1,027 square kilometers and is in the Cuencas del Sureste area. As part of the exploratory process and after conducting geological studies, the consortium decided to and is in the process of relinquishing its interest in the contractual area.
6.Block 33 with Total E&P Mexico, S. de R.L. de C.V. as operator. We have a 50% interest in the contractual area, which spans 581 square kilometers and is in the Cuencas del Sureste area.
7.Block 35 with Shell Exploración y Extracción de México, S.A. de C.V. as operator. We have a 50% interest in the contractual area, which spans 798 square kilometers and is in the Cuencas del Sureste area. As part of the exploratory process and after conducting geological studies, the consortium decided to and is in the process of relinquishing its interest in the contractual area.
The National Hydrocarbons Commission approved the exploration plans for Block 18 in August 2019, for Blocks 16 and 17 in September 2019 and for Blocks 29, 32, 33, 35 in October 2019. As of the date of this annual report these blocks are currently in the exploration phase.
On August 3, 2018, we migrated the Integrated E&P Contract for the Ébano block to a shared production contract with DS Servicios Petroleros, S.A. de C.V. (DIAVAZ), as operator, and D&S Petroleum, S.A. de C.V. The Ébano block spans an area of 1,569.1 square kilometers and is located in the states of Veracruz, San Luis Potosí and Tamaulipas. In 2023, average production under this contract amounted to 5.4 thousand barrels per day of crude oil and 1.9 million cubic feet per day of gas. We and DIAVAZ contributed to a corporate guarantee delivered to the Mexican Government in accordance with our respective interests in the partnership. The corporate guarantee amounted to U.S.$500 million, 45% of which was contributed by us and 55% of which was contributed by DIAVAZ.
Our shared production contract for the Ébano block allows for exploration and extraction activities. The National Hydrocarbons Commission approved the development plan in March 2023 and the exploration plan in October 2019. As of the date of this annual report, Ébano block is currently in both the exploration and extraction phases.
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
On November 21, 2018, we migrated the Integrated E&P Contract for the Miquetla block to a license contract with Operadora de Campos DWF, S.A. de C.V., as operator. The Miquetla block spans 139.7 square kilometers and is located in the states of Puebla and Veracruz. In 2023, average production under this contract was 1.1 thousand barrels per day of crude oil and 4.0 million cubic feet per day of natural gas. We have a 49% interest in the contractual area and the contract has a term of 30 years. Our license contract for the Miquetla block allows for exploration and extraction activities. The National Hydrocarbons Commission approved the development and exploration plans in November 2023. As of the date of this annual report, Miquetla block is currently in both the exploration and extraction phases.
On December 9, 2019, the Talos-led consortium submitted to Ministry of Energy a shared reservoir notice for the Zama field. On March 5, 2020, Ministry of Energy resolved to continue with the unitization process.
On May 21, 2020, based on the technical opinion of the National Hydrocarbons Commission, the Ministry of Energy determined that Zama is a shared field. Therefore, in accordance with current legislation, in July 2020, the Ministry of Energy instructed us and the “Block 7 Consortium” (Talos Energy Offshore Mexico 7, S. de R.L. de C.V., Sierra O&G
Exploración y Producción, S. de R.L. de C.V. (now a Wintershall Dea company) and Premier Oil Exploration and Production Mexico, S.A. de C.V.) to carry out the unification of the Zama field, with the aim of maximizing the exploitation of this field for the benefit of Mexico. In response, we and the Block 7 Consortium continued with our discussions in order to jointly submit a proposed unitization agreement to the Ministry of Energy. In September 2020, we and the Block 7 Consortium decided to activate the expert’s procedure outlined in the preliminary unitization agreement. On April 22, 2021, we and the Block 7 Consortium received the final expert report that defined the initial tract participation in the Zama reservoir. The final expert report determined that we hold 50.43% of the Zama reservoir whereas the Block 7 Consortium holds the other 49.57%.

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
In accordance with the Unitization Resolution, on May 4, 2022, Pemex Exploration and Production submitted to the National Hydrocarbons Commission the Evaluation Report and the Declaration of Commercial Discovery for the Zama Field.
The field development plan for the Zama Unit was authorized by the National Hydrocarbons Commission on June 1st, 2023. The plan contemplates the installation of two production platforms, the drilling and completion of 29 development wells and 17 injector wells, as well as infrastructure for conditioning and distribution of the oil and gas to be produced.
On September 26, 2023, our Board of Directors approved the business case for the Zama field, which contemplates an aggregate of Ps.92 billion in investments over the 2023-2054 time period.
During 2023, several technical studies were carried and diverse activities aimed to prepare the environmental impact statement at a regional level were done. Some meetings with the Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector, or "ASEA") were undertaken to define the requirements that the Sistema de Administración de Seguridad Industrial, Seguridad Operativa y Protección al Medio Ambiente (Industrial Safety, Operational Safety and Environmental Protection Administration System or “SASISOPA”) must meet. Once the detailed engineering is available, we will file and present the official request for implementing the SASISOPA into the Zama Unit. We held several meetings with the Ministry of Energy for the purpose of defining the scope of the Social Impact Assessment (EVIS) study.
Expediting the development of newly discovered fields
In 2023, we worked to develop 12 fields, six offshore and six onshore. We designed a strategy for these developments, considering integrated services contract schemes and a simplified contract process.
To improve the contracting process, we established the following four strategies:
•regulatory, contractual and constructive simplification;
•establishing reference engineering;
•homologation of technical bases for design; and
•promotion of the formation of a consortium of companies with greater financial and technical capacity to develop the required infrastructure for the production and transportation of hydrocarbons, such as platforms, pipelines, process plant and equipment.
During these years we adopted an early production philosophy with respect to exploration to produce exploratory wells with a dual purpose: to obtain cash flow as soon as possible and to obtain well and reservoir data.
To accelerate the development of the fields, in recent years, we:
• standardized the construction of offshore facilities to adjust them in less time when there is already a well-defined development;
• contracted the supply of pipes directly with manufacturers;
• purchased our own drilling equipment according to our priorities; and
• allocated work to multiple contractors to avoid relying on a single contractor.
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
These production processes together constitute our production capacity as set forth in the table below.
Refining Capacity by Production Process

	At December 31,
	2023	2022	2021	2020	2019
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,640.0	1,640.0	1,640.0	1,640.0	1,640.0
Vacuum distillation	772.2	772.2	772.2	772.2	772.2
Cracking	422.5	422.5	422.5	422.5	422.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	279.3	279.3	279.3	279.3	279.3
Hydrotreatment	1,230.0	1,230.0	1,230.0	1,230.0	1,230.0
Alkylation and isomerization	154.3	154.3	154.3	154.3	154.3
Coking	155.8	155.8	155.8	155.8	155.8

Source: Base de Datos Institucional (Pemex Institutional Database, or "Pemex BDI") and Infraestructura de Petróleos Mexicanos (Instalaciones Petroleras Pertenecientes a Pemex Transformación Industrial).
As of December 31, 2023, we owned and operated six refineries in Mexico: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. As of December 31, 2023, P.M.I. Services North America, Inc. owned and operated one refinery in the United States: Deer Park. Our refineries consist of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating.

During 2023, the National Refining System, which includes the six refineries located in Mexico, processed an average of 792.0 thousand barrels of crude oil per day, 23.8 thousand barrels per day lower than in 2022. This decrease is explained by decreases of 22.4 thousand barrels per day and 16.9 thousand barrels per day at the Madero and Salamanca refineries, respectively. In the case of the Madero refinery, the decrease is mainly explained by the fact that the scheduled rehabilitation works in distilling units were extended, while in the case of the Salamanca refinery it was due to operational problems in its primary and distillation units. In contrast the Tula, Salina Cruz and Minatitlán refineries were the refineries with the best operating performance, recording crude oil processing of 190.9 thousand barrels per day, 178.2 thousand barrels per day and 115.9 thousand barrels per day, respectively. Of the total crude oil processed, 411.4 thousand barrels per day were Olmeca and Isthmus crude oil and 380.6 thousand barrels per day were Maya crude oil.
We are working on the rehabilitation of the six National Refining System refineries. The National Refining System rehabilitation program emphasizes addressing critical risks to our facilities, restoring reliability of assets, improving efficiency and stabilizing our crude oil processing. To this end, from September 2019 to December 2023, major and minor repairs were carried out at various facilities of the National Refining System. Most repairs were made to our crude oil distilling units, combines, viscosity reducers, coker unit, catalytic reformers, solvent desalphalting units, catalytic reformers, methyl tert-butyl ether (MTBE) units, alkylation units, isomerization units, gasoline and middle distillates hydrotreaters and sulfur recovery units, as well as facilities at the main service area and storage tanks. The National Refining System rehabilitation program will continue throughout 2024.

Production
We produce a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. In 2023, we produced 808.3 thousand barrels per day of refined products (including dry gas by-products of the refining process), a decrease of 3.0% as compared to 833.5 thousand barrels per day in 2022.
The following table sets forth, by category, our production of petroleum products for the five years ended December 31, 2023.
Refining Production

	Year ended December 31,
	2023	2022	2021	2020	2019	2023 vs. 2022
	(in thousands of barrels per day)					(%)
Refinery Crude Oil Runs	792.0	815.8	711.6	590.6	592.0	(2.9)
Refined Products
Liquefied petroleum gas	14.1	10.6	8.5	5.5	7.2	33.0
Gasoline
Pemex Magna	8.0	9.5	7.3	5.0	13.9	(15.8)
Ultra-Low Sulfur Magna	237.8	249.6	216.9	177.2	187.1	(4.7)
Pemex Premium(1)	5.3	7.7	5.2	2.7	1.7	(31.2)
Base	1.1	4.2	3.4	0.6	0.8	(73.8)
Total	252.2	271.0	232.8	185.5	203.5	(6.9)
Kerosene (Jet fuel)	36.3	33.1	28.4	17.5	29.0	9.7
Diesel
Pemex Diesel(2)	39.4	50.3	50.5	55.6	54.8	(21.7)
Ultra-Low Sulfur Diesel	95.4	96.1	67.2	57.2	74.1	(0.7)
Others	—	—	—	0.8	1.3	—
Total	134.8	146.4	117.7	113.6	130.2	(7.9)
Fuel oil(3)	260.3	258.3	244.3	176.0	149.8	0.8
Other refined products
Asphalts	12.9	11.4	10.0	8.9	10.0	13.2
Lubricants	0.1	0.2	0.1	0.2	0.9	(50.0)
Paraffins	0.1	0.1	—	—	0.2	—
Still gas	56.2	57.8	53.0	41.9	45.4	(2.8)
Other products(4)	41.3	44.6	27.7	47.1	49.3	(7.4)
Total	110.6	114.1	90.8	98.1	105.8	(3.1)
Total refined products	808.3	833.5	722.5	596.2	625.5	(3.0)

Note: Numbers may not total due to rounding.
(1)Pemex Premium is an ultra-low sulfur gasoline with 0.003% sulfur content.
(2)Pemex Diesel is sold in the northern border market with 0.003% sulfur content.
(3)Includes heavy fuel oil and intermediate.
(4)Includes coke, light cyclic oil and aeroflex.
Source: Pemex BDI.
Our refining production mostly consists of gasoline, diesel and fuel oil. In 2023, gasoline represented 31.2%, diesel fuel represented 16.7%, jet fuel represented 4.5%, LPG represented 1.7% and fuel oil represented 32.2% of total petroleum products production. The remainder, 13.7% of our production consisted of a variety of other refined products.
Variable Refining Margin

During 2023, the National Refining System recorded a variable refining margin of U.S.$11.04 per barrel, an increase of U.S.$3.70 per barrel as compared to U.S.$7.34 in 2022. This increase is explained by the price levels of refined products in the Northern Gulf Coast of Mexico.
The following table sets forth the variable refining margin for the five years ended December 31, 2023.
Variable Refining Margin (National Refining System)

	Year ended December 31,
	2023	2022	2021	2020	2019	2023 vs. 2022
	(U.S. dollars per barrel)%
Variable margin	11.04	7.34	2.92	0.76	0.80	50.4
Domestic Sales
We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.
For the five years ended December 31, 2023, the value of our domestic sales of refined products and petrochemicals was as follows.
Value of Refining’s Domestic Sales(1)

	Year ended December 31,
	2023		2022		2021		2020		2019		2023 vs. 2022
	(in millions of pesos)(2)										(%)
Refined Products
Gasoline
Pemex Magna	Ps.	391,388.0	Ps.	488,685.1	Ps.	319,238.9	Ps.	212,256.8	Ps.	374,020.2	(19.9)
Pemex Premium	98,712.1		116,923.0		91,758.1		72,658.1		75,538.0		(15.6)
Aviation fuels (Others)	423.3		577.1		453.8		312.9		404.7		(26.7)
Total	490,523.4		606,185.2		411,450.8		285,227.8		449,962.9		(19.1)
Kerosene (Jet fuel)	74,183.1		96,985.2		41,478.4		20,156.5		55,716.4		(23.5)
Diesel
Pemex Diesel	196,801.7		263,616.5		121,604.6		98,160.8		171,405.9		(25.3)
Others	30,266.0		37,655.8		18,797.9		12,455.1		23,659.7		(19.6)
Total	227,067.7		301,272.3		140,402.5		110,615.9		195,065.6		(24.6)
Fuel oil	22,457.0		21,207.7		19,348.2		9,139.5		28,789.8		5.9
Other refined products
Asphalts	6,587.9		7,949.6		5,447.6		4,569.9		6,058.3		(17.1)
Lubricants	269.4		124.1		120.0		186.8		673.3		117.1
Paraffins(3)	6.6		36.3		15.0		—		135.8		(81.8)
Coke	2,362.1		1,390.2		813.7		440.4		666.0		69.9
Total(3)	9,226.0		9,500.2		6,396.3		5,197.1		7,533.4		(2.9)
Total Refined Products	Ps.	823,457.2	Ps.	1,035,150.6	Ps.	619,076.2	Ps.	430,336.8	Ps.	737,068.1	(20.5)
Petrochemicals(4)	Ps.	1,703.9	Ps.	3,739.3	Ps.	3,692.6	Ps.	1,432.2	Ps.	2,422.4	(54.4)

Note: Numbers may not total due to rounding.
(1)Excludes Impuesto Especial sobre Producción y Servicios, (Special Taxes over Production and Services "IEPS tax") and value added tax. See “—Taxes, Duties and Other Payments to the Mexican Government” in this Item 4.
(2)Figures are stated in nominal pesos.
(3)Reflects adjustments made to Pemex BDI in the year ended December 31, 2022.
(4)Petrochemical products produced at refineries (carbon black feedstocks and propylene).
Source: Pemex BDI.
In 2023, our domestic sales of refined products decreased by Ps.211,693.4 million, or 20.5% in value as compared to 2022 levels (excluding IEPS tax and value added tax). This was primarily due to a 19.1% or Ps.115,661.8 million decrease in the value of our gasolines sales, a decrease of 24.6% or Ps.74,204.6 million in the value of our diesel sales and a decrease of 23.5% or Ps.22,802.1 million in the value of our jet fuel sales, due to the price effect of these fuels.
The volume of our domestic sales of refined products for the five-year period ended December 31, 2023 was distributed as follows.
Volume of Refining’s Domestic Sales

	Year ended December 31,
	2023	2022	2021	2020	2019	2023 vs. 2022
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Refined Products
Gasoline
Pemex Magna	531.4	549.5	451.6	435.0	607.5	(3.3)
Pemex Premium	121.9	121.0	123.3	136.2	112.7	0.7
Aviation fuels (Others)	0.4	0.4	0.5	0.4	0.5	—
Total(1)	653.7	670.9	575.4	571.6	720.7	(2.6)
Kerosenes (jet fuel)	90.7	87.6	62.0	39.4	83.3	3.5
Diesel
Pemex Diesel	249.9	266.2	178.3	192.7	256.9	(6.1)
Others	38.2	38.0	27.8	24.8	36.3	0.5
Total	288.1	304.2	206.1	217.5	293.2	(5.3)
Fuel oil	74.8	68.3	78.1	55.2	76.5	9.5
Other refined products
Asphalts	12.2	10.7	9.6	8.5	9.5	14.0
Lubricants	0.1	0.2	0.2	0.3	1.0	(50.0)
Paraffins	0.1	0.1	—	—	0.2	—
Coke	24.6	21.3	21.3	26.2	27.4	15.5
Total(1)	37.0	32.3	31.1	35.0	38.1	14.6
Total refined products (1)	1,144.3	1,163.3	952.7	918.7	1,211.8	(1.6)
Petrochemicals(2)	181.6	283.4	289.4	302.4	363.2	(35.9)

Note: Numbers may not total due to rounding.
(1)Reflects adjustments made to Pemex BDI in the years ended December 31, 2021, 2020 and 2019.
(2)In thousands of metric tons. These are petrochemical products produced in our refineries (raw material for black carbon and propylene).
Source: Pemex BDI.

The volume of our domestic gasoline sales decreased by 2.6% in 2023, from 670.9 thousand barrels per day in 2022 to 653.7 thousand barrels per day in 2023. Of our domestic gasoline sales, Pemex Magna sales were 531.4 thousand barrels per day, a decrease of 3.3% compared to 549.5 thousand barrels per day in 2022, and Pemex Premium sales were 121.9 thousand barrels per day, a slight increase of 0.7% compared to 121.0 thousand barrels per day in 2022.

The volume of our domestic diesel sales decreased by 5.3%, from 304.2 thousand barrels per day in 2022 to 288.1 thousand barrels per day in 2023. The decreases in gasoline and diesel sales are a consequence of higher imports of these fuels by third parties.
The volume of our domestic sales of fuel oil increased by 9.5%, from 68.3 thousand barrels per day in 2022 to 74.8 thousand barrels per day in 2023, primarily due to higher sales of fuel oil to the CFE.
Since 2021, the following actions have been carried out to recover the volume of petroleum product sales: competitive terminal prices, strengthening Pemex’s commercial presence through branded commercial schemes suitable for customers, product availability throughout the national territory, market contractual relationships (unregulated contract with and without brand), attractive discounts, bonuses and incentives, creation of value for customers and establishing loyalty programs.
These efforts, coupled with increased mobility as pandemic restrictions loosened during the last quarter of 2022, resulted in a recovery of sales due to greater demand for fuels.
During the last quarter of 2023, we launched the 7S generation of the "Aditec" performance additive in conjunction with the Instituto Mexicano del Petróleo (Mexican Petroleum Institute or "IMP"). The new 7S generation includes advancements such as a molecular tracer. As of the date of this annual report, our new 7S generation additive is available in 100% of our terminals.
As part of our commercial strategy, we operate wholesale and retail service stations, some of which are Pemex-branded and others that are unbranded. The unbranded stations buy products through marketing contracts and, when appropriate, have access to discounts and credit. In the case of our Pemex-branded stations, both Pemex marketers and associate distributors can sell products with the Pemex brand. Retailers to the public may only buy products through marketing contracts, just as they may only sell Pemex brand products through a franchise agreement or a Pemex brand sublicensing agreement. As of December 31, 2023, 4,268 redesigned Pemex service stations were in operation.
As of December 31, 2023, there were 7,201 Pemex retail service stations associated with Pemex in Mexico, of which 7,156 were privately owned and operated as franchises, while the remaining 45 were owned by Pemex Industrial Transformation. This total number of retail service stations represents an increase of 3.1% compared to the 6,987 service stations as of December 31, 2022. This increase was due to expansion of our operations. As of December 31, 2023, we had 589 marketing contracts, a decrease of 236 marketing contracts, or 28%, as compared to 825 marketing contracts as of December 31, 2022. The decrease in the number of marketing contracts was mainly due to the higher concentration of customer volume in each contract as a result of new commercial contract models. From the 589 contracts signed at the end of 2023, we have 373 contracts signed under the new contract model, which include 95% of the most important marketing customers and distributors in terms of volume at the national level. In addition, Pemex Industrial Transformation supplies oil products to 4,928 service stations outside the Pemex Franchise. Of these service stations, 1,117 operate under a sublicense of Pemex brands and 3,811 use third-party brands.
In order to gain market presence, competitors often transfer well-established Pemex gas stations to third-party brands. As a result, we are working to counteract this by opening new gas stations under our franchise model and strengthening the Pemex brand among our existing gas stations.
Despite the aggressive competitive environment and our limited marketing investment, we maintained approximately 58.8% of market share with our franchised and sub-licensed Pemex gas stations by the end of December 2023.

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
Gasoline and Diesel
Sale prices of gasoline and diesel are liberalized and are determined by the free market. For more information, see “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”
On January 1, 2023, in accordance with reports issued by the CRE, average national regular retail gasoline prices increased by Ps.0.23 per liter, as compared to December 2022. Similarly, the average national retail price of diesel increased by Ps.0.26 per liter on January 1, 2023, as compared to December 2022.
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
As of January 1, 2023, the IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels) was 20.32 Mexican cents per liter and as of January 1, 2024, the IEPS Tax on Fossil Fuels was 21.20 Mexican cents per liter.
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
As of January 1, 2023 the IEPS Tax on Fossil Fuels was 18.00 Mexican cents per kilogram. As of January 1, 2024, the IEPS Tax on Fossil Fuels was 19.00 Mexican cents per kilogram.
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
Since July 29, 2021, the LPG retail sales price (final user’s price) is regulated by the CRE, pursuant to the Directriz de emergencia para el bienestar del consumidor de gas licuado de petróleo (Emergency directive for the welfare of the liquified petroleum gas consumer) issued by the Ministry of Energy, with the purpose of protecting the end users.

Refining’s Capital Expenditures and Budget
Investments

Over the past several years, we have focused our investment program on enhancing the quality of the gasoline and diesel we produce to meet Mexico’s environmental standards. Also, we shifted our focus to the maintenance of our existing refineries and the expansion of the National Refining System to increase our hydrocarbon production. We continue to aim to stabilize and improve our ability to process heavy crude oil in order to optimize our refinery production and increase our production of other hydrocarbons to supply the growing national demand.

Our refining business invested Ps.29,120 million in capital expenditures in 2023 and has budgeted Ps.15,786 million in capital expenditures for 2024.

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

The following table sets forth the capital expenditures of our refining business, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2023, and the budget for 2024. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to the capital expenditure amounts in our consolidated financial statements prepared in accordance with IFRS.
Refining’s Capital Expenditures

	Year ended December 31,(1)						Budget 2024(2)
Refining	2023		2022		2021
	(in millions of pesos)(3)
National Refining System Rehabilitation Program	Ps.	9,541	Ps.	12,232	Ps.	15,591	Ps.	14,372
Madero	1,881		1,831		2,278		2,554
Minatitlán	1,714		3,070		2,525		2,687
Salina Cruz	1,656		1,685		2,232		2,317
Cadereyta	1,496		2,562		2,723		2,278
Tula	1,416		1,777		3,282		2,361
Salamanca	1,378		1,307		2,551		2,175
Residual Use at the Miguel Hidalgo Refinery in Tula (Formerly Reconfiguration of Miguel Hidalgo Refinery in Tula)	16,051		21,539		4,400		60
Implementation and/or Improvement of the Six Refineries Measuring System of Pemex Transformación Industrial	1,508		39		—		1,064
Maintenance of the Production Capacity of the Minatitlán Refinery 2013-2017	1,101		155		—		—
Maintenance of the Production Capacity of the Madero Refinery 2014-2017	358		28		—		—
Madero Refinery Energy Train	277		—		—		—
Maintenance of the Additive Injection System installed on 72 Storage and Dispatch Terminals	173		4		—		84
Supervision and Administration Work for the use of Waste in the Salina Cruz Refinery	99		—		—		55
Maintenance of the Production Capacity of the Salamanca Refinery 2014-2018	11		17		38		—
Purchase of the U-801 Hydrogen Generating Plant in Madero Refinery	—		770		—		—
Fuel Quality Investments (4)	—		390		5		115
Maintenance of the Minatitlán Refinery 2019-2023	—		253		497		—
Maintenance of the Production Capacity of the Miguel Hidalgo Refinery 2013-2017 (5)	—		245		—		—
Cadereyta Refinery Energy Train	—		—		52		—
Maintenance of the Production Capacity of the Salina Cruz Refinery 2013-2017	—		—		3		—
Installation of a 250 T/hr. Steam Boiler in the Minatitlan Refinery	—		—		2		—
Others	1		—		6		36
Total	Ps.	29,120	Ps.	35,672	Ps.	20,594	Ps.	15,786

Notes: Numbers may not total due to rounding.
(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.

(3) Figures are stated in nominal pesos.
(4) Includes clean fuels investments for gasoline and diesel in our six refineries.
(5) Includes the project for the Rehabilitation of Electrical Substations Miguel Hidalgo Refinery reported in previous years.
Source: Petróleos Mexicanos.
Residual Use at the Salina Cruz Refinery in Oaxaca
This project is expected to process 75 thousand barrels per day of catalytic and vacuum residuals through the construction of new industrial units and the revamp of existing units to produce light and heavy naphtha, ultra-low sulphur diesel and hydrotreated heavy diesel oil.

On April 6, 2022, our Board of Directors, in accordance with resolution CA-045/2022 appointed PTI Infraestructura de Desarrollo, S.A. de C.V. to develop the project. As part of the development, PTI Infraestructura de Desarrollo, S.A. de C.V. entered into a U.S.$600 million plus VAT bridge loan with Banca de Desarrollo (National Development Bank) and a term loan credit facility with Banco Nacional de Comercio Exterior (BANCOMEXT), Nacional Financiera (NAFIN) and Banco Nacional de Obras y Servicios (BANOBRAS) with Petróleos Mexicanos as co-obligor. On October 27, 2023, the Board of Directors of Petróleos Mexicanos, through resolution CA-109/2023, authorized the expansion of the bridge loan up to Ps.18,000 million with the National Development Bank. As part of the expansion, PTI Infraestructura de Desarrollo, S.A. de C.V. entered into a new term loan credit facility with BANCOMEXT, NAFIN and BANOBRAS, with Petróleos Mexicanos as co-obligor, to continue development of the project. As of December 31, 2023, the project is approximately 28.6% complete.
Fuel Quality Project, Gasolines Phase (ULSG)
This project comprises the six refineries of the National Refining System and includes the installation of ultra-low-sulfur gasoline ("ULSG") post-treatment units. As of December 31, 2023, all gasoline produced in Mexico meets international environmental standards of American Society for Testing and Materials (ASTM) of 15ppm (parts per million) of sulphur content. Units are operating, but still pending completion of complementary works, which are currently suspended due to budgetary restrictions. The complementary works include the construction of steam condensing unit in
Salamanca refinery, laboratory for chemistry analysis in Madero refinery, infrastructure for management of residual gasolines in Tula refinery, integrated optimized gasoline mixing system in Tula refinery, integrated optimized gasoline mixing system in Cadereyta refinery and two turbogenerators, one in Cadereyta refinery and the other in Madero refinery.
Fuel Quality Project, Diesel Phase (ULSD)
This project consists of the construction of five ultra-low-sulfur diesel ("ULSD") units with services facilities, including: five hydrogen units, four sulfur recovery units, five sour water treatment units and the reconfiguration of 17 existing units to produce ULSD. As of December 31, 2023, the project remained suspended and capital expenditures are directed at other priorities.

With regards to our ULSD units at Tula and Salina Cruz, their infrastructure will be constructed under the scope of the "Residuals utilization" projects. Financing of the "Residuals utilization" projects will be provided by the Mexican Government as established in the Federal Expenditure Budget. As to the other refineries, funding alternatives are under evaluation to complete the project in order to facilitate compliance with environmental regulations. The CRE approved extending the deadline to December 31, 2026 to comply with Mexican Official Standard NOM-016-2016, which governs sulfur content in commercial diesel.
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
The project comprises a processing scheme of delayed coking, which maximizes raw material usage, producing gasoline and diesel without asphalt or fuel oil. The scope includes the construction of three process units and four new service units, upgrade and renovation of seven existing units, auxiliary services, storage infrastructure and integration. The project is currently under construction and 79.4% has been completed.
Residual Conversion of the Salamanca Refinery
Our business plan for the 2023-2027 period does not contemplate the residual conversion project in the Salamanca refinery because within the scope of the project "Use of residuals in the Miguel Hidalgo refinery," a processing capacity of 240 thousand barrels per day of crude oil is currently contemplated, which would include approximately 40 thousand barrels per day of residuals from the Salamanca refinery.
Tuxpan Maritime Terminal
This project is intended to help meet the increase in demand for refined products in the metropolitan area of the Valley of Mexico. Currently, the total cost of the project is Ps.6,575 million, which includes the construction of a pipeline 18-inches in diameter and 109 kilometers long, from Cima de Togo to Venta de Carpio. It also includes five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each, a research study to determine the best option for the discharge of refined products from tankers and pipelines into these storage tanks and auxiliary services and integration.
As of December 2023, the three key phases of this project have been completed: the pre-investment studies phase, the transportation phase of the Tuxpan-Mexico pipeline, which is fully operational, and the storage system phase. The five storage tanks under the storage system phase have been delivered to the Tuxpan storage and port services terminal and are in operation as of the date of this annual report.

Rehabilitation of the National Refining System

The Rehabilitation Program of the National Refining System is focused on addressing the critical risks of the facilities, restoring the reliability of the assets and contributing to improve the efficiency and stabilization of crude oil process. In this regard, from September 2019 to December 2023, major and minor repairs have been carried out in various facilities of the National Refining System, mainly in primary distillation units, combined, viscosity reducer, coker, catalytic disintegration, deasphalting, catalytic reforming units, Methyl Tertiary Butyl Ether (MTBE), alkylation, isomerizer, gasoline and intermediate distillates hydrodesulfurization, and sulfur, as well as in facilities of the main services area and storage tanks. The Rehabilitation Program of the National Refining System will continue to be executed during 2024.
In 2019, we established a rehabilitation program to modernize and stabilize the National Refining System. The rehabilitation program is implemented by Pemex Industrial Transformation and seeks to address critical risks in our facilities, restore asset reliability and contribute to improvements in efficiency and stabilization in crude oil processes. The rehabilitation program seeks to address the critical risks of the facilities, restore the reliability of the assets and contribute to the improvement of the efficiency and stabilization of the crude oil process. Since the inception of this program in September 2019 through December 31, 2023, 77 major repairs and 306 minor repairs were completed in process units; 33 major repairs and 199 minor repairs in main services; and 35 major repairs and 60 minor repairs in storage tanks.
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

The Olmeca refinery began start-up work during 2023. As of December 31, 2023, the refinery is being supplied with oil barrels from Terminal Marítima Dos Bocas. The Olmeca refinery will enter its stabilization stage in 2024.

The current authorized budget for the project is U.S.$15,963.0 million including VAT, plus U.S.$853.3 million for start-up, including VAT.

Hydrogen Fuel Supply for Refineries

On December 29, 2023, an executive decree was published in the Official Gazette of the Federation designating the supply of hydrogen from the U-3400 hydrogen plant at the Miguel Hidalgo refinery in Tula to be in the public interest. Pursuant to the decree, Pemex Industrial Transformation took temporary charge of the plant’s operations and was responsible for the compensation to be paid to the plant’s former operators in connection with the public interest declaration and as required by applicable law.

On February 8, 2024, an executive decree was published in the Official Gazette of the Federation designating the U-3400 hydrogen plant as a public utility to be transferred to Pemex Industrial Transformation.

On April 18, 2024, an executive decree was published in the Official Gazette of the Federation leaving the December decree without effect and transferring the U-3400 hydrogen plant to Pemex Industrial Transformation. Pursuant to the April decree, Pemex Industrial Transformation took permanent charge of the plant’s property, assets and operations and will be responsible for covering the indemnification owed to the plant’s former operators in an amount to be determined pursuant to an assessment to be carried out by Mexico’s Instituto de Administración y Avalúos de Bienes Nacionales (INDAABIN).

On April 25, 2024, in accordance with applicable law, an executive decree was published in the Official Gazette of the Federation giving legal notice to the plant’s former owners that any claims to be made must be brought to the corresponding government ministry within fifteen business days.

As of the date of this annual report, the transfer of the U-3400 hydrogen plant to Pemex Industrial Transformation is complete. The transfer has not resulted and is not expected to result in a material increase in our assets.

Deer Park Refining Limited Partnership

On March 31, 1993, PMI NASA acquired 49.995% of the Deer Park Refining Limited Partnership ("Deer Park" or "DPRLP"). In its capacity as general partner of DPRLP, Shell was responsible for the operation and management of the Deer Park Refinery (installed capacity of approximately 340,000 barrels per day of crude oil).
The investment in Deer Park as of December 31, 2021 was Ps.6.7 billion, which represented the 49.995% of interest of PMI NASA in Deer Park.
Indications of impairment were identified, and at the end of 2021, impairment tests were carried out on the amount of the investment recognized in Deer Park, and the result was the recognition of a total impairment in the book value of the investment as of December 31, 2021 of Ps.6.7 billion, which is presented as a separate line item in the statement of comprehensive income.

In the acquisition of Deer Park, the value of the debt was agreed upon as the fair value of Deer Park up to an amount of Ps.1.2 billion, that is Ps 0.596 billion, equivalent to 50.005%.

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

These production processes together constitute our production capacity as set forth in the table below.

Deer Park Capacity by Production Process

	At December 31,
	2023	2022
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	340	340
Vacuum distillation	180	180
Cracking	75	75
Reforming	69	69
Hydrotreatment	366	366
Alkylation	21	21
Coking	96	96

Source:Deer Park's statistical and accounting information systems

Production
We produce a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, aromatics and other refined products. In 2023, we produced 301.1 thousand barrels of refined products per day.
The following table sets forth, by category, our production of petroleum products for the years ended December 31, 2023 and 2022.

Deer Park Production

	At December 31,
	2023	2022
	(in thousands of barrels per day)
Refinery Crude Oil Runs	259.0	276.5

Refined Products
Liquefied petroleum gas	6.1	8.1
Gasoline
RUL	94.3	90.1
PUL	19.0	16.7
Gasoline Components	12.6	19.3
Total	125.9	126.1
Jet fuel	22.5	24.9
Diesel
Ultra-Low Sulfur Diesel	90.1	100.3
Heavy Oils and Residuals	9.8	9.7
Coke	23.2	20.1
Aromatics	10.5	10.8
Process Gases	13.0	11.1
Total refined products	301.1	311.1

Note: Numbers may not total due to rounding.
Source: Deer Park's statistical and accounting information systems

Our refining production mostly consists of gasoline, diesel and heavy oils. In 2023, gasoline represented 41.8%, diesel fuel represented 29.9%, jet fuel represented 7.5%, LPG represented 2.0% and heavy oils represented 3.3% of total petroleum products production. The remainder, 15.5% of our production, consisted of a variety of other refined products.

Variable Refining Margin

During 2023, Deer Park Refining Limited Partnership recorded a variable refining margin of U.S.$ 15.0 per barrel.

Deer Park Sales

The following table sets forth Deer Park's sales volumes:

Value of Deer Park’s Sales

	At December 31,
	2023			2022
	(in thousands of barrels per day)	(in millons of U.S. dollars)		(in thousands of barrels per day)	(in millons of U.S. dollars)
Refined Products
Gasoline
RUL	93.7	U.S.$	3,331.9	90.6	U.S.$	3,891.2
PUL	19.6	744.4		16.2	717.1
Components	16.1	428.5		17.7	563.9
Total	129.4	U.S.$	4,504.8	124.5	U.S.$	5,172.2

LPG	15.0	U.S.$	162.9	15.2	U.S.$	289.0
Jet Fuel	22.1	895.6		25.1	1,272.6
Diesel
Ultra-Low Sulfur Diesel	89.3	U.S.$	3,628.6	100.3	U.S.$	5,124.7
Heavy oils and Resids	13.0	377.3		9.5	319.0
Coke	20.0	115.1		19.7	184.6
Aromatics	17.9	695.8		18.0	859.7
Process Gases	13.6	88.6		10.4	163.0
Total Refined Products	320.3	U.S.$	10,468.7	322.8	U.S.$	13,384.8

Note: Numbers may not total due to rounding.
Source: Deer Park's statistical and accounting information systems

Deer Park's Capital Expenditures and Budget

Investments
Deer Park’s Capital Expenditures

(in million of U.S. Dollars)
	Year ended December 31, (1)				Forecast 2024
	2023		2022
Capital Projects	U.S.$	104.6	U.S.$	135.6
Catalyst	20.9		27.8
Turnaround	61.5		148.2
Total Capital Expenditures 2023	U.S.$	187.0	U.S.$	311.6
Forecast Capital Expenditures 2024					U.S.$	258.0

Source: Deer Park's statistical and accounting information systems

Gas and Aromatics
Natural Gas and Condensates
All wet natural gas production is directed to our gas processing facilities. As of December 31, 2023, we owned nine facilities.
The following facilities are located in the Southern region:
•Nuevo Pemex. This facility contains 13 units that together in 2023 produced 620.0 million cubic feet per day of dry gas, 20.8 thousand barrels per day of ethane, 35.1 thousand barrels per day of liquefied gas, and 14.3 thousand barrels per day of naphtha.
•Cactus. This facility contains 22 units that together in 2023 produced 568.3 million cubic feet per day of dry gas, 12.9 thousand barrels per day of ethane, 22.2 thousand barrels per day of liquefied gas, 7.1 thousand barrels per day of naphtha.
•Ciudad Pemex. This facility contains eight units that together in 2023 produced 453.6 million cubic feet per day of dry gas and 115.4 thousand tons of sulfur.
•La Venta. This facility contains one unit that in 2023 produced 84.8 million cubic feet per day of dry gas.
•Matapionche. This facility contains five units that together in 2023 produced 6.2 million cubic feet per day of dry gas, 0.1 thousand barrels per day of liquefied gas, 0.1 thousand barrels per day of naphtha.
•The Morelos, Cangrejera and Pajaritos facilities from the Coatzacoalcos gas processing complex (which we refer to as a "GPC"):
•Morelos. This facility contains one unit that in 2023 produced 13.2 thousand barrels per day of ethane, 20.9 thousand barrels per day of liquefied gas and 7.0 thousand barrels per day of naphtha.
•Cangrejera. This facility contains two units capable of producing ethane, liquefied gas and naphtha. During 2023, this facility did not process gas because the fractionator unit was out of operation.
•Pajaritos. This facility contains one unit, which is non-operational as of the date of this annual report.
The following facilities are located in the Northern region:
•Burgos. This facility contains nine units that together in 2023 produced 281.8 million cubic feet per day of dry gas, 6.0 thousand barrels per day of liquefied gas and 4.4 thousand barrels per day of naphtha.
•Poza Rica. This facility contains five units that together in 2023 produced 24.5 million cubic feet per day of dry gas and 0.2 thousand barrels per day of naphtha.
•Arenque. This facility contains three units that together in 2023 produced 21.9 million cubic feet per day of dry gas.
Petrochemical Complexes
In addition to our gas processing facilities, we also own the following two petrochemical complexes:
•Independencia. The Independencia petrochemical complex consists of two units and is located in the Central region. In 2023, this complex produced 115.7 thousand tons of methanol in its first unit and 5.9 thousand tons of petrochemical specialties in its second unit.
•Cangrejera. The Cangrejera petrochemical complex consists of five units and an aromatics line and is located in the Southern region. In 2023, this complex produced 412.5 thousand tons of aromatics and derivatives and 262.5 thousand tons of other petrochemical products (butanes, petrochemical specialties, BTX liquids, hydrogen, pentanes, carbon dioxide and petroleum products: naphtha gas and heavy naphtha).
The following tables set forth our processing capacity, as well as our total natural gas processing and production, for the five years ended December 31, 2023.
Gas and Aromatics’ Processing and Production Capacity(1)

	Year ended December 31,
	2023	2022	2021	2020	2019
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(2)	144	144	144	144	144
Sour natural gas	4,523	4,523	4,523	4,523	4,523
Natural gas liquids recovery plants
Cryogenics	5,912	5,912	5,912	5,912	5,912
Natural gas liquids fractionating(2)	569	569	569	569	569
Processing of hydrosulfuric acid	229	229	229	229	229
Aromatic compounds and derivatives (Cangrejera and Independencia)(3)	1,675	1,675	1,675	1,734	1,734

(1)Production capacity refers to aromatic compounds and derivatives.
(2)In thousands of barrels per day.
(3)In thousands of metric tons per year.

Source: Pemex BDI.

The following table sets forth our production of natural gas, condensates and aromatics for the five years ended December 31, 2023.

Natural Gas, Condensates and Aromatics’ Processing and Production(1)

	Year ended December 31,
	2023	2022	2021	2020	2019	2023 vs. 2022
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	2,632.8	2,770.2	2,628.2	2,765.4	2,826.3	(5.0)
Sour gas	2,289.0	2,392.0	2,224.6	2,327.6	2,395.6	(4.3)
Sweet gas(2)	343.8	378.2	403.6	437.8	430.7	(9.1)
Condensates(3)(4)	10.7	12.8	14.0	22.6	22.4	(16.4)
Gas to natural gas liquids extraction	2,379.1	2,456.5	2,306.0	2,497.4	2,651.2	(3.2)
Wet gas	2,379.1	2,456.5	2,306.0	2,497.4	2,651.2	(3.2)
Production
Dry gas(5)	2,073.0	2,279.8	2,080.3	2,245.2	2,305.0	(9.1)
Natural gas liquids(4) (6)	165.8	160.8	171.1	207.4	221.3	3.1
Liquefied petroleum gas(4) (7)	102.3	92.2	92.2	100.5	107.6	11.0
Ethane(4)	46.9	45.8	54.8	70.8	76.8	2.4
Naphtha(4)	33.1	32.5	32.7	40.5	42.9	1.8
Sulfur(8)(9)	216.9	290.1	203.4	265.1	376.6	(25.2)
Methanol(8)	115.7	137.5	148.5	138.1	141.5	(15.9)
Aromatic compounds and derivatives(8)(10)	412.5	446.3	474.6	336.4	919.6	(7.6)
Others(8)(11)	268.3	302.1	319.7	266.4	499.8	(11.2)

Note: Numbers may not total due to rounding.
GPC= Gas Processing Complex
(1)Excludes operations of our exploration and production segment, which produced 4,899.4 million cubic feet per day in 2023.
(2)Includes sweet vapor from condensates.
(3)Includes internal streams.
(4)In thousands of barrels per day.
(5)Includes ethane reinjected into the natural gas stream.
(6)Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(7)Production of gas processing GPCs and refineries as well as transfers from Pemex Exploration and Production.
(8)In thousands tons.
(9)Production of gas processing GPCs and refineries.
(10)Includes aromine 100, benzene, high octane hydrocarbon, toluene and xylene.
(11)Includes butanes, petrochemical specialties, pentanes, hexane, hydrogen, BTX liquids, isopentanes and petroleum products: naphtha gas, petrol octane base and heavy naphtha.

Source: Pemex BDI.

In 2023, we processed 2,632.8 million cubic feet per day of wet natural gas, of which 2,289.0 million cubic feet per day was wet sour gas and 343.8 million cubic feet per day was wet sweet gas. This figure is 5.0% lower than the 2,770.2 million cubic feet per day of wet natural gas processed during 2022. This decrease was due to a reduced production in the southeastern region of Pemex Exploration and Production, where sour wet gas output decreased by approximately 107 million cubic feet per day compared to the previous year. This decrease was partially offset by higher production levels in our Quesqui field compared to 2022.

We process sour and sweet condensates from our exploration and production segment in order to obtain stabilized natural gas liquids and also to recover liquid hydrocarbons obtained from the processing of sweet natural gas. In addition, we obtain liquids from internal streams and hydrocarbons condensed in sour wet gas pipelines. Our production of natural gas liquids, including stabilized condensates, reprocessing and other fractionating streams, increased by 3.1% from 160.8 thousand barrels per day in 2022 to 165.8 thousand barrels per day in 2023. This is explained by greater efficiency in the recovery of liquids as a result of the repair and start-up of dynamic equipment in cryogenic units and the constant supply of refrigerant propane in the gas processing complexes. This situation is opposite to that presented in 2022, when problems with the refrigerant supply deteriorated the indicator.
We process sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed, and the internal streams of the gas and aromatics segment totaled 10.7 thousand barrels per day in 2023, a 16.4% decrease compared to the 12.8 thousand barrels per day processed in 2022. We also process sweet condensates at our Burgos facilities to produce light and heavy natural gasoline. In 2023, we processed 2.4 thousand barrels per day of sweet condensates at this facility, a decrease of 11.1% compared to the 2.7 thousand barrels per day processed in 2022. This decrease is mainly attributed to a lower delivery of both sour and sweet condensates by Pemex Exploration and Production.
The production of sulfur totaled 216.9 thousand tons in 2023, which represented a 25.2% decrease from the 290.1 thousand tons produced in 2022. This decrease was mainly influenced by lower sulfur production at the Ciudad Pemex gas processing complex and the Madero refinery.
In 2023, we produced 412.5 thousand tons of aromatics and derivatives, a decrease of 7.6% compared to 446.3 thousand tons in 2022. This decrease is explained by maintenance and rehabilitation work at the catalytic reforming cycle unit at La Cangrejera petrochemical complex, which resulted in intermittent operations.
Over the five years ended December 31, 2023, the value of our domestic sales was distributed as follows:
Value of Gas and Aromatics’ Domestic Sales(1) (2)

	Year ended December 31,
	2023		2022		2021		2020		2019		2023 vs. 2022
	(in millions of pesos)(3)										(%)
Natural gas(2)	Ps.	27,887.8	Ps.	61,130.6	Ps.	58,188.3	Ps.	31,854.3	Ps.	41,735.5	(54.4)
Liquefied petroleum gas	43,723.6		67,372.6		59,786.0		30,819.9		32,161.8		(35.1)
Ethane(4)	2,845.1		4,443.5		2,179.8		1,854.6		2,365.0		(36.0)
Butane	257.9		548.0		536.8		309.2		304.3		(52.9)
Propane	65.0		84.8		119.9		81.0		91.7		(23.3)
Light naphtha	591.0		434.0		154.8		117.0		212.7		36.2
Heavy naphtha	413.0		563.9		918.7		666.7		833.2		(26.8)
Sulfur	402.2		1,826.7		715.7		339.4		534.3		(78.0)
Methanol	560.9		811.8		1,171.5		797.6		818.7		(30.9)
Aromatic compounds and derivatives(2)(5)	1,754.5		2,181.9		1,611.5		1,156.2		1,802.0		(19.6)
Others(2)(6)	382.7		510.8		612.0		310.8		289.4		(25.1)
Total(2)	Ps.	78,883.7	Ps.	139,908.6	Ps.	125,995.0	Ps.	68,306.7	Ps.	81,148.6	(43.6)

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Reflects adjustments made to Pemex BDI for the year ended December 31, 2022.
(3)Figures are stated in nominal pesos.
(4)In January 2016, ethane supply to Braskem-IDESA began.
(5)Includes aromine 100, benzene, toluene and xylene.
(6)Includes petrochemical specialties, naptha gas, hydrogen, isopropanol, heptane, hexane, pentane and waste oil.
Source: Pemex BDI.
The volume of our domestic sales of gas and aromatics for the five-year period ended December 31, 2023 was distributed as follows:
Volume of Gas and Aromatics’ Domestic Sales

	Year ended December 31,
	2023	2022	2021	2020	2019	2023 vs. 2022
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Natural gas(1)	1,190.8	1,125.5	1,170.5	1,312.6	1,604.4	5.8
Liquefied petroleum gas	165.4	158.6	151.2	143.9	149.5	4.3
Ethane(2)	29.9	28.4	30.3	45.6	51.5	5.3
Butane	27.9	35.5	41.9	41.1	37.7	(21.4)
Propane	7.5	5.4	9.2	11.2	11.5	38.9
Heavy naphtha(3)	37.5	39.6	86.1	97.2	95.2	(5.3)
Light naphtha(3)	57.6	31.2	13.6	20.0	27.4	84.6
Sulfur(3)	219.5	294.7	209.5	273.8	382.5	(25.5)
Methanol(3)	80.4	68.9	109.7	120.5	107.1	16.7
Aromatic compounds and derivatives(3)(4)	79.5	77.8	93.1	94.3	120.0	2.2
Others (3)(5)	27.9	26.7	35.4	33.6	29.9	4.5

Note: Numbers may not total due to rounding.
(1)In millions of cubic feet per day.
(2)Reflects adjustments made to Pemex BDI for the year ended December 31, 2022.
(3)In thousands of tons.
(4)Includes aromine 100, benzene, toluene and xylene.
(5)Includes petrochemical specialties, naphtha gas, hydrogen, isopropanol, heptane, hexane, pentane and waste oil.

Source: Pemex BDI.
In 2023, the value of our domestic sales in gas and aromatics decreased by 43.6% as compared to 2022, reaching Ps.78,883.7 million. This decrease was a result of the decrease in international reference prices.
Domestic sales of natural gas increased by 5.8%, as compared to 2022, from 1,125.5 million cubic feet per day in 2022 to 1,190.8 million cubic feet per day in 2023. This increase is explained by higher sales under the first-hand sales, commercial and independent energy producers schemes, which had increases of 53.5 million cubic feet per day (27.7%), 6.5 million cubic feet per day (1.5%) and 5.3 million cubic feet per day (1%), respectively.
In 2023, domestic sales of liquefied petroleum gas increased by 4.3% compared to 2022, from 158.6 thousand barrels per day in 2022 to 165.4 thousand barrels per day in 2023. This increase is mainly the result of our ability to offer competitive prices as a result of new commercial strategies implemented during 2023.
Internal sales of sulfur decreased by 25.5%, as compared to 2022, from 294.7 thousand tons in 2022 to 219.5 thousand tons in 2023. This decrease is mainly due to lower supply from our gas processing centers due to lower supply from gas processing centers.
Internal sales of aromatics increased by 2.2%, compared to 2022, from 77.8 thousand tons in 2022 to 79.5 thousand tons in 2023. The demand was met by imported products.
Subsidiaries of Pemex Industrial Transformation
Pemex Industrial Transformation conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists its subsidiaries, their principal operating activities and Pemex Industrial Transformation’s ownership interest as of December 31, 2023.
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

(1)As of December 31, 2023.
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
Source: Pemex Industrial Transformation

Divestitures
On July 14, 2018, the Board of Directors of Petróleos Mexicanos authorized the divestiture of our 5% indirect participation in TAG Pipelines Sur, S. de R. L. de C. V. As of December 31, 2023, this operation was still in progress. The subsidiary holding company continues to evaluate fiscal, financial and corporate matters relevant to the divestment.
Natural Gas Hedging Operations
We can offer, as a value-added service, hedging contracts to our domestic customers to protect them against fluctuations in the prices of natural gas. As of December 31, 2023, there were no DFIs since all the DFIs of its portfolios expired in 2019. For information on hedging contracts offered to our domestic natural gas customers, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Gas and Aromatics Capital Expenditures and Budget

Our gas and aromatics business invested Ps.2,729 million in capital expenditures in 2023 and has budgeted Ps.2,153 million in capital expenditures for 2024.
The following table sets forth our gas and aromatics business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2023, and the budget for 2024. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Gas and Aromatics’ Capital Expenditures

	Year ended December 31,(1)						Budget
	2023		2022		2021		2024(2)
	(in millions of pesos)(3)
Gas and Aromatics
Maintenance of the Gas and Petrochemical Process Center Coatzacoalcos 2018-2022	Ps.	729	Ps.	156	Ps.	62	Ps.	—
Maintenance of the New Pemex GPC 2018-2022	545		590		547		229
Maintenance to the Cactus GPC 2018-2022	461		349		276		594
Maintenance to La Venta GPC 2021 (4)	268		79		—		246
Maintenance of the Ciudad Pemex GPC 2019-2023	247		77		19		230
Project of pit Burners, Elevated and Integration, of the Ciudad Pemex GPC	174		79		—		—
Maintenance of the Security, Control, and Energy back-up Systems at the GPC	116		94		8		4
Maintenance of the Poza Rica GPC 2018-2022	114		23		37		10
Integral Maintenance for the Operational Continuity of the Burgos GPC 2022-2026	47		—		—		223
Integral Maintenance for the Operational Continuity of the Matapionche GPC 2021	8		19		—		254
Maintenance of Plants and Auxiliary Services of GPC Burgos	—		—		3		—
Conservation of the Main Services of the GPC Cactus	—		117		12		—
Cryogenic Maintenance III Nuevo Pemex	—		6		22		—
Maintenance of the Fractionation Plant I of the GPC Nuevo Pemex	—		—		80		—
Modernization of Equipment of Cryogenic Plant 1 of the Ciudad Pemex GPC	—		—		23		—
Maintenance of the Coatzacoalcos GPC 2023-2027	—		—		—		288
Others	20		18		139		75
Total	Ps.	2,729	Ps.	1,607	Ps.	1,228	Ps.	2,153

Notes: Numbers may not total due to rounding.
GPC = Gas Processing Complex.
(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
(3) Figures are stated in nominal pesos.
(4) Includes the project Modernization of Systems and Processing Equipment of GPC La Venta reported in previous years.
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
During 2023, we supplied 29,917.3 barrels per day of ethane for a total of Ps.2,845.1 million under this contract.

Ethylene and Derivatives
The objectives of our ethylene and derivatives line of business include the production, distribution and marketing of ethane and propylene derivatives. In 2023, we produced a total of 703.5 thousand tons of petrochemical products, a 7.3% increase from the 655.7 thousand tons produced in 2022. This increase is explained by the increases in production of ethylene, linear low-density polyethylene (LLDPE) and other products, which is explained by the greater availability of raw materials for ethylene units and derivatives and a longer operation time of the LLDPE Swing plant in the Morelos petrochemical complex.
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
•Pajaritos Petrochemical Complex: This complex is located in the Southern region of Mexico and has an ethylene unit that has not operated since 2016.
In 2023, the Cangrejera and Morelos complexes together produced 292.0 thousand tons of ethane derivatives, 3.9 thousand tons of propylene and derivatives, and 407.6 thousand tons of other products.
•Pajaritos Refrigerated Ethylene Shipping Terminal: In 2023, we imported 5.8 thousand tons of ethane through this terminal. We did not import ethane in 2022 or 2021.
Total production capacity of our operating plants for the five years ended December 31, 2023 was distributed among our facilities as set forth below.
Ethylene and Derivatives’ Production Capacity

	Year ended December 31,
	2023	2022	2021	2020	2019
	(in thousands of tons)
Petrochemical Facility
Cangrejera(1)	1,326.3	1,326.3	1,321.3	1,321.3	1,321.3
Morelos	2,277.2	2,277.2	2,277.2	2,277.2	2,277.2
Pajaritos(2)	207.0	207.0	207.0	207.0	207.0
Total	3,810.6	3,810.6	3,805.6	3,805.6	3,805.6

Notes: Numbers may not total due to rounding.
(1)Our ethylene and derivatives line of business’ capacity in Cangrejera does not include the production capacity of aromatics and derivatives.
(2)At the end of 2018, the assets of the Pajaritos petrochemical complex were transferred to Pemex because the alliance with Petroquímica Mexicana de Vinilo (PMV) was dissolved.
Source: Pemex BDI.

Production
The following table sets forth our ethylene production for the five years ended December 31, 2023.
Ethylene’s Production(1)

	Year ended December 31,
	2023	2022	2021	2020	2019	2023 vs 2022
	(in thousands of tons)					(%)
Ethane derivatives	292.0	279.8	516.3	724.0	1,104.9	4.4
Propylene and derivatives	3.9	2.5	5.2	7.9	11.8	56.0
Others(2)	407.6	373.4	367.1	453.8	539.4	9.2
Total	703.5	655.7	888.6	1,185.7	1,656.1	7.3

Note: Numbers may not total due to rounding.
(1)Figures include petrochemical products used as raw material to produce other petrochemicals.
(2)Includes carbon dioxide, butadienes, polyethylene waxes, gross hydrogen production (including residual gas), ethylene pyrolysis liquids, nitrogen, oxygen and polyethylene by-products.
Source: Pemex BDI.

In 2023, the total production of our ethylene business increased by 7.3%, as compared to 2022, from 655.7 thousand tons in 2022 to 703.5 thousand tons in 2023. This increase was mainly due to greater availability of raw materials for the ethylene and derivative plants, along with an extended operating time of the low-density linear polyethylene swing plant at the Morelos petrochemical complex.

Domestic Sales
The following table sets forth our ethylene domestic sales for the five years ended December 31, 2023.
Value of Ethylene’s Domestic Sales(1)

	Year ended December 31,
	2023		2022		2021		2020		2019		2023 vs 2022 (%)
	(in millions of pesos)(2)										(%)
Ethane derivatives(3)	Ps.	2,046.2	Ps.	2,954.6	Ps.	6,310.7	Ps.	6,042.6	Ps.	8,951.4	(30.7)
Propylene and derivatives	—		—		39.4		32.9		114.8		—
Others(3)(4)	19.9		34.4		30.4		30.4		56.5		(42.2)
Total(3)	Ps.	2,066.1	Ps.	2,989.0	Ps.	6,380.5	Ps.	6,105.9	Ps.	9,122.7	(30.9)

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Figures are stated in nominal pesos.
(3)Reflects adjustments made to Pemex BDI in the year ended December 31, 2022.
(4)Includes carbon dioxide, polyethylene waxes, nitrogen and oxygen.
Source: Pemex BDI.
In 2023, the value of our domestic sales decreased by 30.9% as compared to 2022, from Ps.2,989.0 million in 2022 to Ps.2,066.1 million in 2023. This performance is mainly due to lower reference prices.
Sales to other Subsidiary Entities
The following table sets forth the intercompany sales of petrochemical products for the five years ended December 31, 2023.
Ethylene’s Intercompany Sales(1)

	Year ended December 31,
	2023		2022		2021		2020		2019		2023 vs 2022
	(in millions of pesos)(2)										(%)
Ethane and derivatives	Ps.	—	Ps.	—	Ps.	—	Ps.	0.5	Ps.	3.8	—
Others(3)(4)	—		—		—		—		—		—
Total	Ps.	—	Ps.	—	Ps.	—	Ps.	0.5	Ps.	3.8	—

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Figures are stated in nominal pesos.
(3)Includes hydrogen, ethylene pyrolysis liquids, monoethylene glycol pure, nitrogen and anhydrous ammonia.
(4)Figures do not consider sales to Pemex Industrial Transformation as of July 1, 2019.
Source: Pemex BDI.
In 2023, as in 2022, there were no intercompany sales of ethylene and derivatives because there were no sales of triethylene glycol to Pemex Exploration and Production.

Ethylene Capital Expenditures and Budget

Our ethylene business invested Ps.1,259 million in capital expenditures in 2023 and has budgeted Ps.1,134 million for capital expenditures in 2024.

The following table sets forth our ethylene business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2023, and the budget for 2024. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Ethylene’s Capital Expenditures

	Year ended December 31(1)						Budget 2024(2)
	2023		2022		2021
	(in millions of pesos)(3)
Ethylene(4)
Maintenance for the Sustaining of the Operational Capacity of the Auxiliary Services Plants of the PC Cangrejera	Ps.	360	Ps.	126	Ps.	36	Ps.	287
Maintenance for the Sustaining of the Operational Capacity of the Process Plants of the PC Morelos 2020	265		39		74		110
Rehabilitation of Maintenance Areas to Support Production at Cangrejera PC	235		153		40		229
Maintenance for the Sustaining of the Operational Capacity of Services and Support Areas at Morelos PC (5)	190		21		61		169
Maintenance and Sustaining of the Operation of the Refrigerated Terminal of Ethane and Shipments in Pajaritos	124		2		—		—
Modernization of Fire Protection Network at Cangrejera PC	39		69		1		—
Maintenance to the PC Independencia 2019-2023	29		17		6		54
Sustainability of the Auxiliary Services Production Capacity II	13		—		60		161
Maintenance Program for the Production Capacity of the Ethylene Oxide Plant at Cangrejera PC	—		17		5		—
Maintenance Program of the Capacity of the Low-Density Polyethylene Plant at Cangrejera PC	—		13		63		—
Maintenance Program of the Ethylene Plant at Cangrejera PC	—		2		20		—
Acquisition of Catalysts for Pemex Ethylene Plants 2017-2019	—		—		81		78
Maintaining the Production Capacity of Ethylene Oxide Plant 2015 2017 at Morelos PC	—		—		30		—
Maintaining the Production Capacity of the Swing Plant 2015 2017 at Morelos PC	—		—		19		—
Maintenance of the Production Capacity of the Asahi Plant 2015 2017 at Morelos PC	—		—		1		—
Others	4		1		1		46
Total	Ps.	1,259	Ps.	460	Ps.	498	Ps.	1,134

Notes: Numbers may not total due to rounding.
PC = Petrochemical Complex.
(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
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
Capacity
We own four ammonia plants as of December 31, 2023, one of which resumed operations in December 2019 after a major maintenance process. The remaining three units are under maintenance and will return to operation in a staggered manner in 2024. It should be noted that these initiatives will be executed subject to availability of budgetary resources.
The total ammonia production capacity of our operating units for the last three years was distributed among our facilities as set forth below:
Fertilizers’ Total Capacity

	Year ended December 31,
Petrochemical Complexes	2023	2022	2021
	(thousands of tons)
Cosoleacaque (ammonia)	1,440	1,440	1,440

Source: Pemex Industrial Transformation.

Production
The following table summarizes the annual production of our fertilizers segment for the three years ended December 31, 2023.
Fertilizers’ Production

		Year ended December 31,
	2023	2022	2021	2023 vs. 2022
		(thousands of tons)		(%)
Methane Derivatives
Ammonia	206.4	277.8	243.9	(25.7)
Carbon dioxide	398.7	467.3	402.6	(14.7)
Total	605.1	745.1	646.5	(18.8)

Note: Numbers may not total due to rounding. Source: Pemex BDI.

Total annual production of methane derivatives in 2023 decreased by 18.8%, from 745.1 thousand tons in 2022 to 605.1 thousand tons in 2023. This decrease was mainly due to a scheduled shutdown of at the ammonia VI plant of the Cosoleacaque petrochemical complex for maintenance and repairs as well as an additional work stoppage due to an electrical release at the request of the CENACE and the CFE. As of December 31, 2023, the ammonia VI plant is in continuous and stable operation.
Sales of Fertilizers
The following table sets forth the value of our domestic sales of our fertilizers segment for the three years ended December 31, 2023.
Value of Fertilizers’ Domestic Sales(1)

	Year ended December 31,
	2023		2022		2021		2023 vs. 2022
	(in millions of pesos)(2)						(%)
Methane Derivatives
Ammonia	Ps.	5,067.6	Ps.	9,701.7	Ps.	4,910.0	(47.8)
Carbon dioxide	38.3		43.9		46.8		(12.8)
Total	Ps.	5,105.9	Ps.	9,745.6	Ps.	4,956.8	(47.6)

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Figures are stated in nominal pesos.
Source: Pemex BDI.

In 2023 the value of domestic sales in our fertilizers segment decreased by 47.6%, from Ps.9,745.6 million in 2022 to Ps.5,105.9 million in 2023. This decrease is explained by two factors, the first is the decrease in the volume of sales and the second is related to the ammonia reference prices, which were lower in 2023 compared to 2022, the year in which they reached a historical peak.
Volume of sales
The following table sets forth the value of our domestic sales for the three years ended December 31, 2023.
Volume of Fertilizers’ Domestic Sales

	Year ended December 31,
	2023	2022	2021	2023 vs. 2022
	(thousands of tons)			(%)
Methane Derivatives
Ammonia	372.1	401.3	341.7	(7.3)
Carbon dioxide	278.4	315.9	226.1	(11.9)
Total	650.5	717.2	567.8	(9.3)

Note: Numbers may not total due to rounding.
Source: Pemex BDI.

Fertilizers Capital Expenditures

Our fertilizers segment invested Ps.790 million in capital expenditures in 2023 and has budgeted Ps.2,654 million for capital expenditures in 2024.

The following table sets forth our fertilizers segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2023, and the budget for 2024. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Fertilizers’ Capital Expenditures

Year ended December 31,(1)	Budget
2023	2022	2021	2024(2)
(in millions of pesos)(3)
Fertilizers(4)
Sustainability of the Production Capacity of Ammonia Plant VI at Cosoleacaque PC	Ps.	382	Ps.	5	Ps.	—	Ps.	773
Sustainability of the IV, V Ammonia Plants and Auxiliary Services Production Capacity at Cosoleacaque Petrochemical Complex	175	—	—	1,784
Maintaining the Production Capacity of Ammonia Plant VII and its Auxiliary Services at Cosoleacaque PC	84	8	48	27
Maintenance to Transportation, Handling and Storage Areas at Cosoleacaque PC	54	9	45	—
Maintenance to Cryogenic Ammonia Storage Plant No. 1 at Pajaritos Refrigerated Terminal	31	36	—	—
Maintenance to Receipt, Storage and Distribution Areas at Salina Cruz Refrigerated Ammonia Terminal	25	—	1	21
Recovery of ammonia production capacity at Camargo Petrochemical Unit	16	—	—	—
Rehabilitation of Ammonia Plant IV and Integration and Auxiliary Services for Cosoleacaque PC	15	—	—	45
Maintenance of Refrigeration and Ammonia Storage Plant No. 2 of the Pajaritos Refrigerated Terminal	—	16	—	—
Rehabilitation of the Ammonia Plant No. V, at Cosoleacaque PC	—	—	3	—
Maintenance to Storage and Distribution Areas at Cosoleacaque PC	—	—	—	1
Others	8	1	—	3
Total	Ps.	790	Ps.	75	Ps.	97	Ps.	2,654

Notes: Numbers may not total due to rounding.
PC = Petrochemical Complex.
(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
(3) Figures are stated in nominal pesos.
(4) Prior to January 1, 2021, Pemex Fertilizers operated as an additional productive state-owned subsidiary. As of January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation.
Source: Petróleos Mexicanos.

Pro-Agroindustria, S.A. de C.V. Complex

In 2014, we acquired a non-operating nitrogen fertilizer production facility located in Pajaritos, Veracruz. After the acquisition, we initiated a major rehabilitation project that involved the restoration of our rotating, static and mechanical equipment and the rehabilitation of a carbon dioxide compression station and pipelines for its transportation. The rehabilitation was focused on the urea plants and was completed in 2018. Urea production started in November 2020, and although it was stopped for different reasons during 2021, at the end of this period our Urea 1 plant had produced 117,387 tons of urea.

In 2023, we produced a total of 192,017 tons of urea, a 4.0% decrease from the 200,139 tons of urea produced in 2022. This decrease was mainly due to a scheduled shutdown of the Urea 1 plant for inspection and maintenance. We expect to start up production of the Urea 2 plant in the first half of 2024.

By 2024, the two urea plants are forecasted to produce more than 700,000 tons of urea, supported by investments to improve the current operating conditions of the plants. Our Urea 1 and Urea 2 plants will have a combined production capacity of up to 990,000 tons of urea per year once they are operating at full capacity.
Grupo Fertinal, S.A. de C.V.
Grupo Fertinal, S.A. de C.V. produces fertilizers, primarily phosphates, as well as acids and other agricultural and industrial nitrates, and operates an industrial complex located in Lázaro Cárdenas, Michoacán.
Grupo Fertinal, S.A. de C.V.’s total installed and production capacity for the three years ended December 31, 2023 is as set forth below.
Grupo Fertinal, S.A. de C.V.’s Total Capacity

	Year ended December 31,
	2023	2022	2021
	(thousands of tons)
Installed capacity nitrate and phosphates	1,551.2	1,551.2	1,551.2
Production capacity nitrate and phosphates	1,275.0	1,219.0	1,252.5

Source: Grupo Fertinal, S.A. de C.V. Group

Grupo Fertinal, S.A. de C.V.’s total production for the three years ended December 31, 2023 is set forth below.
Grupo Fertinal, S.A. de C.V.’s Production

	Year ended December 31,
	2023	2022	2021	2023 vs 2022
	(thousands of tons)			(%)
Phosphates	535.0	434.4	711.8	23.2
Nitrates	128.8	181.1	190.2	(28.9)
Others	12.1	7.6	24.5	59.2
Total	675.9	623.1	926.5	8.5

Source: Grupo Fertinal, S.A. de C.V. Group

The following table sets forth the value of Grupo Fertinal, S.A. de C.V.’s domestic sales for the three years ended December 31, 2023.
Value of Grupo Fertinal, S.A. de C.V.’s Domestic Sales

	Year ended December 31, (1)
	2023		2022		2021		2023 vs 2022
	(in millions of pesos) (2)						(%)
Phosphates	Ps.	7,770.1	Ps.	5,598.3	Ps.	2,838.6	38.8
Nitrates	8,430.2		5,904.6		3,091.4		42.8
Ammonia	217.7		556.2		1,113.3		(60.9)
Sulfur	—		175.3		247.6		(100.0)
Sulfuric Acid	41.6		0.6		10.6		6,833.3
Others	—		20.0		31.1		(100.0)
Total	Ps.	16,459.6	Ps.	12,254.9	Ps.	7,332.5	34.3

Note: Numbers may not total due to rounding.
(1) Excludes value added tax.
(2) Figures are stated in nominal pesos.
Source: Grupo Fertinal, S.A. de C.V. Group.

There was an 23.2% increase in the production of phosphate products in 2023 compared to 2022. The increase in national sales resulted from an increase in the sales volume assigned to the Mexican Government's Fertilizantes para el Bienestar (Fertilizers for Welfare) program. The distribution of sales in the national market has increased significantly, reaching 87.2% of total sales in the domestic market and 12.8% in the foreign market for the year 2023, with the distribution of sales in the national market being 34.3% higher in 2023 versus 2022. Regarding sales of nitrogen products, there was a 42.8% increase during 2023 compared to 2022 mainly due to higher sales of urea. It is important to mention that there was an increase in income despite the decrease reference in prices during this year, such as in the case of diammonium phosphate (DAP), which decreased by 35.4% in its average annual price from 2023 versus 2022.

Sales Distribution of Grupo Fertinal, S.A. de C.V.’s

	Year ended December 31 (in millions of pesos)
Market	2023		% in sales	2022		% in sales	2021		% in sales	% of variation in sales share 2023-2022
Export	Ps.	2,412.9	12.8	Ps.	5,228.7	29.9	Ps.	5,743.9	43.9	(53.9)
Domestic	16,459.6		87.2	12,254.9		70.1	7,332.5		56.1	34.3
Total	Ps.	18,872.5	100.0	Ps.	17,483.6	100.0	Ps.	13,076.4	100.0	7.9

Note: Numbers may not total due to rounding.
Excludes value added tax.
Figures are stated in nominal pesos.
Source: Grupo Fertinal, S.A. de C.V. Group.

In 2023, our global average operating production capacity was 55.8%, an increase compared to the 53.8% production capacity registered in 2022. This increase was mainly due to investments in production centers and higher productivity. Various initiatives and projects have been developed with capitalization by Pemex Industrial Transformation in Grupo Fertinal S.A. de C.V. in order to recover the productive capacity of Grupo Fertinal S.A. de C.V., increase production volumes and reduce costs of production in the coming years.

Since 2019, Grupo Fertinal, S.A. de C.V. participates in the Mexican Government’s Fertilizers for Welfare program pursuant to which it distributes DAP and urea fertilizers to rural communities in Mexico without a cost. In 2023, Grupo Fertinal, S.A. de C.V. distributed 970 thousand metric tons of fertilizer under this program.
Collaboration and Other Agreements
On March 24, 2020, we entered into a collaboration agreement with the Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development or "SADER") to carry out activities to support the acquisition, supply and distribution of fertilizers and the provision of technical, legal and human resources within the Fertilizers for Welfare program until September 30, 2024. This broad agreement of technological and scientific collaboration is strictly non-commercial and there is no transfer of resources among the parties.
Logistics
Our logistics segment operates through the productive state-owned subsidiary Pemex Logistics and provides land, maritime and pipeline transportation, storage and distribution services to some of our subsidiaries and to other companies, including Tesoro, local gas stations and distributors, see “—Business Overview—Transport and Distribution” in this Item 4.
Transportation of Crude Oil and Refined Products
During 2023, we injected 1,584.5 thousand barrels per day of crude oil and petroleum products into our pipelines, a 7.6% increase as compared to 2022 when we injected 1,472.2 thousand barrels per day, mainly due to higher fuel sales and increased crude oil processing at refineries.
During 2023, we injected 128.0 thousand barrels per day of LPG, representing a 10.3% increase as compared to the 116.0 thousand barrels per day of LPG injected in 2022, due to an increase in the requirements of Pemex Industrial Transformation in the terminals and interconnections associated with the pipeline transport system for liquefied petroleum gas. In addition, we injected 3.6 thousand barrels per day of petrochemicals in 2023, a decrease of 32.1% as compared to the 5.3 thousand barrels per day we injected in 2022. This decrease was mainly due to lower demand for isobutane at the Minatitlán and Salina Cruz refineries.
In 2023, we transported a total of 2,323.7 thousand barrels per day of petroleum products: 1,716.1 thousand barrels per day (73.9%) were injected by the pipeline systems, 442.1 thousand barrels per day (19.0%) were transported by land and the remaining 165.5 thousand barrels per day (7.1%) were transported by tankers.
Treatment and Primary Logistic
In 2023, we received an average of 1,173.0 thousand barrels per day of crude oil for treatment, which consists of dehydration and desalination, representing a decrease of 3.3% as compared to 1,213.0 thousand barrels per day in 2022. This decrease was due to a decrease in crude oil production by Pemex Exploration and Production. During 2023, we delivered an average of 830.0 thousand barrels of crude oil per day to the National Refining System and 303.0 thousand barrels of crude oil per day to the export terminals. .
During 2023, we transported an average of 3,051.0 million cubic feet per day of non-processed natural gas through the Altamira, Misión, Santuario and Gas Marino Mesozoico transportation systems, as compared to the 3,348.0 million cubic feet per day in 2022, representing a decrease of 8.9% due to lower availability of raw natural gas shipments from Pemex Exploration and Production. In addition, we transported an average of 14.0 thousand barrels per day of condensate by the Misión and Condensado Terrestre Sur transportation systems compared to 16.0 thousand barrels per day in 2022, representing a decrease of 12.5% due to lower product availability from Pemex Exploration and Production.
During 2023, we had 57 leak and spill events, none of which were significant.
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
On September 26, 2019, Pemex Logistics presented to the CRE the Open Season proposal for the remaining storage and transportation systems of petroleum products, whose capacity has not been offered and, therefore, is not reserved under a capacity contract, or reserved by Pemex Logistics for its own use. This available capacity was grouped into five systems: the Centro, Madero, Progreso, Salamanca and Veracruz zones. As of the date of this annual report, the CRE has not issued a response.
As a result of Stage 1.1 of the Open Season:
•the agreements for the three storage terminals in Rosarito, Mexicali and Ensenada, as well as the system of polyducts in the Rosarito area, were extended three years until October 5, 2023. The remaining contracts for six storage terminals (Guaymas-Hermosillo, Cd. Obregón, Magdalena, Nogales, Navojoa and a system of polyducts from the Guaymas area), expired on November 14, 2023.

During 2023, no open seasons were held for capacity allocation in any of the Pemex Logistics systems.
Transport and Distribution
Our pipelines connect crude oil and natural gas production centers with refineries and petrochemical plants, and our storage terminals with Mexico’s major cities. At the end of 2023, the pipeline network measured approximately 17,446.0 kilometers in length, of which 12,534.4 kilometers are currently in operation and 4,911.6 kilometers are temporarily out of service due to lower production of a field where the pipeline is located or because the transportation service is irregular, which makes its use unprofitable. Once circumstances are more favorable, the pipeline's status is changed to operational. As of the date of this annual report, we are analyzing 4,522.4 kilometers of the 4,911.6 kilometers of pipelines that are temporarily out of operation to determine how they will be used in the future.
As of December 31, 2023, the pipeline network of Pemex Logistics was distributed as follows:

Transported Product	Length (km)
Petroleum products	8,501.0
Crude Oil	5,216.0
LP Gas	1,406.5
Chemicals	394.1
Petrochemicals	1,696.5
Fuel Oil	139.4
Jet Fuel	81.5
Water	11.0
Total	17,446.0

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

1.collection of detailed logs and the development of a pipeline database;
2.categorization and identification of threats that could affect integrity, safety and operation of pipelines;
3.identification of critical points in the pipeline;
4.risk assessment of the reliability and integrity of pipelines;
5.planning and scheduling of maintenance and risk mitigation; and
6.continuous monitoring throughout all stages.

We have made considerable progress towards meeting the General Administrative Provisions that establish the guidelines on the DAGs requirements on risk assessment and pipeline integrity described in Chapter VI of the DAGs. As of December 31, 2023, we have analyzed 100% of our network of logistics pipelines. The risk and integrity analyses are conducted on a yearly basis, in order to keep all the integrity management plans updated. In addition, we have implemented several measures related to our pipeline integrity management plan, including by collecting information to create pipeline databases.
The results of our risk evaluation are as follows:

High Risk	0.0	kilometers
Medium Risk	8,711.0	kilometers
Low Risk	8,735.0	kilometers
Despite the implementation of our pipeline integrity management plan, we experienced 92 leaks and spills in 2023. The total number of incidents in 2023 remained the same compared to 2022, a year in which there were also a total of 92 incidents.
The transportation of crude oil, natural gas and other products through the pipeline network is subject to various risks, including risk of leakage and spills, explosions and fuel theft. In 2023, we spent a total of Ps.396.4 million for the rehabilitation and maintenance of our pipeline network and we have budgeted Ps.1,263.91 million for these expenditures in 2024. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Operations—We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, criminal acts, blockades to our facilities and deliberate acts of terror that could adversely affect our business, results of operations and financial condition” and “—Business Overview—Environmental Liabilities” above.
Fleet Developments
In July of 2013, as part of a plan to modernize our fleet, we signed an agreement with the Secretaría de Marina Armada de México (Mexican Navy, or "SEMAR"), valued at Ps.3,212.1 million (U.S.$250.0 million), for the construction of 22 vessels for Pemex Industrial Transformation, which formally operated through Pemex Refining. This agreement initially included construction of 16 tugboats, three multipurpose vessels and three barges, but was amended in 2016 to remove the construction of the three barges and to extend the final delivery date to January 2022. On March 26, 2021, the Mexican Navy and Petróleos Mexicanos agreed to reduce of the scope of the this agreement in two supply orders. This transaction is now valued at Ps.5,235 million. As of December 31, 2023, the Mexican Navy has delivered 15 of 17 tugboats, keeping two of payment of debt for services from the Mexican Navy Secretariat to the Strategic safeguard subdirectorate. The remaining two tugboats are scheduled for delivery during 2024.
As of December 31, 2023, we owned 16 refined product tankers. We also have 17 tugboats, three suppliers, 1,800 tanker trucks and 525 tanker cars, as well as 73 storage and distribution terminals, 11 liquefied gas terminals, five maritime terminals and 10 dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute the hydrocarbons transportation and distribution infrastructure.
Our current fleet of refined product tankers includes 16 vessels, 13 of which are owned by Pemex Logistics and three of which are leased under financial leases, with a total transportation capacity of 4,103.8 thousand barrels. 55.6% of our ships are located on the Pacific coast and the other 44.4% are in the Gulf of Mexico. Of the capacity of the ships located on the Pacific coast, 85.7 % is used to transport distillates and 14.3% is used to transport fuel oil and heavy diesel. Of the capacity of the ships located in the Gulf of Mexico, 68.0% is used for distillates and 32.0% is used for fuel oil and heavy diesel.

Logistics Capital Expenditures and Budget

Our logistics segment invested Ps.7,755 million in capital expenditures in 2023 and has budgeted Ps.3,786 million in capital expenditures for 2024.

The following table sets forth our logistics segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2023, and the budget for 2024. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Logistics’ Capital Expenditures

	Year ended December 31,(1)						Budget 2024(2)
	2023		2022		2021
	(in millions of pesos)(3)
Logistics
Gas Marino-Mesozoico Transportation Systems	Ps.	1,060	Ps.	447	Ps.	333	Ps.	765
Maintenance of Pipeline Transportation Systems Permit 5 Oil Pipeline Transportation for the Southern Zone System Gulf Midwest	1,041		119		—		370
TM Dos Bocas – CCC Palomas Corridor	904		1,170		519		635
Integrity Diagnostics and Adequacy of the Instrumented Safety Systems and the Basic Control of the Southeast Pumping Stations	764		121		208		—
Capitalized Maintenance for the Pajaritos Storage and Port Services Terminal and Pajaritos Storage and Dispatch Terminal	614		399		224		119
Maintenance of Pipeline Transportation Systems Permission 7 Crudos	364		517		370		—
Maintenance of the Altamira Pipeline Transportation Systems: Raw Oil and Gas	349		90		—		286
Maintenance to the Pipeline Transportation Systems Permission 4 North	311		79		—		98
Maintenance of the North Ground Oil Treatment System	241		27		—		189
Capitalized Maintenance to 7 Storage Terminals under Pacific Regional Logistics Management: TAD Rosarito, Ensenada, Mexicali, Topolobampo, Mazatlán, Culiacán and Guamúchil	203		2		53		—
Maintenance of TM Dos Bocas	155		744		415		37
Maintenance of Mission Pipeline Transportation Systems: Gas and Condensates	154		37		—		184
Major Rehabilitations for the Sustaining of the Vessels of the Major Fleet Assigned to Pemex Logistics	146		97		104		48
Maintenance of Pipeline Monitoring, Control Systems and Flow Measurement Systems of the National Distribution Network of Pemex Refineries	141		84		52		74
Maintenance of the Navy Repair Center (CERENAV)	109		—		—		—
Operational Reliability in the Assets of the Pipeline Sub-Directorate	105		113		112		31
Sustainability of the TARs Security, Measurement, Control and Automation systems	89		—		—		—
Capitalizable Maintenance of the Storage Terminal and Port Services in Tuxpan, Veracruz	84		41		20		110
Maintenance of Pipeline Transportation Systems LPG (Liquefied Petroleum Gas) Permit	82		20		—		41
Evaluation and Rehabilitation of the Mechanical Integrity on Poza Rica-Salamanca, and Nuevo-Teapa-Tula Salamanca.	80		—		—		—
Capitalized Maintenance to 5 TAD under Center Regional Logistics Management: TAD 18 de Marzo, Añil, Barranca del Muerto, San Juan Ixhuatepec and Toluca	79		290		51		—
Maintenance of the pipeline transportation system, permission no. 7 Pipelines 2023-2027	76		—		—		471
Maintenance and Safety at Liquefied Gas Terminals	74		13		—		—
Replacement of Vessel Tanks Nuevo Pemex I, II, III and IV by Acquisition and/or Leasing	70		355		354		—
Maintenance of the southern ground oil transportation system	60		—		—		262
Restoration, Standardization and Adaptation of the Docks of the TOMP Salina Cruz	50		62		91		—
Altamira Integral System Maintenance Case	47		227		263		—
Restoration, Standardization and Adaptation of the Docks of the TOMP Pajaritos	31		71		120		—
Rehabilitations of Support Vessels for the Nautical Operation Assigned to Pemex Logistics	20		42		25		1
Maintenance of 7 Storage Terminals of the Pacific Regional Logistics Management: TAD Acapulco, Colima, El Castillo, Lázaro Cárdenas, Manzanillo, Tepic, Zapopan	8		234		106		—
Maintenance of 5 Terminals: TAD Poza Rica, Tierra Blanca, Jalapa, Perote and Veracruz	6		157		13		—
Capitalized Maintenance to 7 Storage Terminals under North Regional Logistics Management: TAD Santa Catarina, Chihuahua, Cd. Juárez, Parral, Saltillo, Gómez Palacio Durango	2		49		77		—
Maintenance of 7 Storage Terminals under Pacific Regional Logistics Management: TAD Obregón, Guaymas, Hermosillo, La Paz, Magdalena, Navojoa and Nogales and 2 Storage and Port Services Terminals (TASP) Guaymas and La Paz	1		23		25		—
Integral Maintenance for the Reliability of the Liquefied Petroleum Gas Distribution Terminals	—		160		20		—
Maintenance of Mission System	—		140		54		—
Implementation of the SCADA System in 47 Pipeline Transportation Systems	—		18		—		—
Capitalizable Maintenance to the Storage and Port Services Terminal (TASP): Salina Cruz and marine pipelines of Storage and Port Services Management	—		17		9		—
Maintenance of Transportation System by Pipeline, Permission Number 3 Topolobampo	—		12		18		—
Acquisition of 5 Tankers Vessel by Cash and/or by Leasing	—		8		460		—
Maintenance of Pipelines Transportation Systems Permission 5 South, Gulf, Central and West Zones	—		6		80		—
Natural Gas Transportation from Jáltipan to Salina Cruz Refinery	—		—		185		—
Acquisition of 1 Tanker in Cash and/or by Financial Lease	—		—		42		—
Capitalizable Maintenance to 5 Storage Terminals of Gulf Regional Logistics Management: TAD Minatitlan, Tapachula, Tuxtla Gutierrez, Villahermosa, and Campeche	—		—		28		—
Others	235		283		38		65
Total	Ps.	7,755	Ps.	6,274	Ps.	4,468	Ps.	3,786
_______________
Notes: Numbers may not total due to rounding.
TM = Terminal Marítima (Marine Terminal).
TOMP = Terminal de Operación Marítima y Portuaria (Maritime and Port Operation Terminal).
TAD = Terminal de Almacenamiento y Distribución (Storage and Distribution Terminal).
CERENAV = Centro de Reparaciones Navales (Naval Repair Center).
(1)Amounts based on cash basis method of accounting.
(2)Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
(3)Figures are stated in nominal pesos.
Source: Petróleos Mexicanos.

Centro Nacional de Control del Gas Natural (CENAGAS)
Pursuant to the Hydrocarbons Law, on August 11, 2014, CENAGAS was created as a decentralized public entity of the Mexican Government to act as the independent administrator of the Integrated Natural Gas System. This system interconnects the infrastructure for the storage and transportation of natural gas across the nation, with the aim of expanding coverage, strengthening security measures and improving the continuity, quality and efficiency in transportation service.
We provide operation and maintenance services and commercial operation services to CENAGAS for six of its 21 pipeline subsystems.
During 2023 we did not obtain income from our services provided to CENAGAS.
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
Exports and Imports
PMI purchases crude oil from Pemex Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,032.8 thousand barrels of crude oil per day in 2023, which represented 55.7% of our total crude oil production, inclusive of condensed crude oil production and exclusive of amounts produced in conjunction with other partners.
The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2023		2022		2021		2020		2019
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by Volume)
Olmeca(1) (API gravity of 38.0°-39.0°)	15.4	1.5	—	—	—	—	—	—	—	—
Isthmus(2) (API gravity of 32.0°-33.0°)	420.5	40.7	289.5	30.4	181.4	17.8	139.7	12.5	4.1	0.4
Zapoteco(3) (API gravity of 29.0°-29.9°)	8.1	0.8	—	—	—	—	—	—	—	—
Maya (API gravity of 21.0°-22.0°)	571.9	55.4	639.5	67.1	796.8	78.2	908.6	81.1	985.0	89.3
Altamira (API gravity of 16.0°-17.5°)	16.9	1.6	17.5	1.8	18.5	1.8	18.4	1.6	20.7	1.9
Talam(4) (API gravity of 15.8º-16.0°)	—	—	6.7	0.7	21.6	2.1	53.2	4.8	93.5	8.4
Total	1,032.8	100%	953.2	100%	1,018.3	100%	1,119.9	100%	1,103.3	100%

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
(1)After being suspended in 2017, exports of Olmeca crude oil resumed in 2023.
(2)Includes Mexican Blend Salina Cruz (MXB SC) crude oil. Due to the increase in light and super light crude oil production, and the need expressed by Pemex Exploration and Production, MXB SC crude oil began to be exported in March 2023.
(3)As of September 2023, MXB SC crude oil became known as "Zapoteco" crude oil, by its own price formula approved by the Board of Directors.
(4)During 2023, we did not export Talam crude oil.
Source: PMI operating statistics as of December 31, 2023.

	Year ended December 31,
	2023		2022		2021		2020		2019
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S.$	81.19	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	—
Isthmus(1)	72.88		92.04		67.44		37.60		57.12
Zapoteco(2)	75.19		—		—		—		—
Maya	69.58		88.10		65.51		36.63		55.75
Altamira	67.32		86.47		61.61		32.06		53.69
Talam	—		83.93		65.23		27.60		53.50
Weighted average realized price	U.S.$	70.98	U.S.$	89.24	U.S.$	65.78	U.S.$	36.24	U.S.$	55.53

(1)Does not include MXB SC crude oil.
(2)As of September 2023, MXB SC crude oil became known as "Zapoteco" crude oil, by its own price formula approved by the Board of Directors.
Source: PMI operating statistics as of December 31, 2023.

Geographic Distribution of Export Sales
As of December 31, 2023, PMI had 19 customers in seven countries. In 2023, 69.6% of our crude oil export sales were to customers in the United States, which represented a 2.7% increase as compared to 2022.
The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2023. The table also presents the distribution of exports among PMI’s crude oil types for those years.
Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2023		2022		2021		2020		2019
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	719.5	69.6	637.9	66.9	578.8	56.8	659.6	58.9	609.2	55.2
Europe	140.1	13.6	113.0	11.9	141.9	13.9	162.8	14.5	181.8	16.5
Asia	173.2	16.8	202.3	21.2	297.6	29.3	297.5	26.6	312.3	28.3
Central and South America	—	—	—	—	—	—	—	—	—	—
Total	1,032.8	100.0	953.2	100.0	1,018.3	100.0	1,119.9	100.0	1,103.3	100.0
Olmeca (API gravity of 38.0°-39.0°)(1)
United States and Canada	5.5	0.5	—	—	—	—	—	—	—	—
Others	9.9	1.0	—	—	—	—	—	—	—	—
Total	15.4	1.5	—	—	—	—	—	—	—	—
Isthmus (API gravity of 32.0°-33.0°)
United States and Canada	284.6	27.5	197.4	20.7	146.6	14.4	124.6	11.2	2.7	0.3
Others	135.9	13.2	92.1	9.7	34.8	3.4	15.0	1.4	1.4	0.1
Total	420.5	40.7	289.5	30.4	181.4	17.8	139.6	12.6	4.1	0.4
Zapoteco (API gravity of 29.0° - 29.9°)
United States and Canada	2.7	0.3	—	—	—	—	—	—	—	—
Others	5.4	0.5	—	—	—	—	—	—	—	—
Total	8.1	0.8	—	—	—	—	—	—	—	—
Maya (API gravity of 21.0°-22.0°)
United States and Canada	409.8	39.7	417.6	43.8	398.9	39.2	474.8	42.4	506.1	45.9
Others	162.1	15.7	221.9	23.3	397.9	39.1	433.8	38.7	478.9	43.4
Total	571.9	55.4	639.5	67.1	796.8	78.3	908.6	81.1	985.0	89.3
Altamira (API gravity of 16.0°-17.5°)
United States and Canada	16.9	1.6	17.5	1.8	18.5	1.8	18.4	1.6	20.7	1.9
Others	—	—	—	—	—	—	—	—	—	—
Total	16.9	1.6	17.5	1.8	18.5	1.8	18.4	1.6	20.7	1.9
Talam (API gravity of 15.8° - 16.0 °)
United States and Canada	—	—	5.4	0.6	14.8	1.4	41.7	3.7	79.7	7.1
Others	—	—	1.3	0.1	6.8	0.7	11.4	1.0	13.8	1.3
Total	—	—	6.7	0.7	21.6	2.1	53.2	4.7	93.5	8.4

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
(1)After being suspended in 2017, exports of Olmeca crude oil resumed in 2023.
Source: PMI operating statistics as of December 31, 2023.
In total, we exported 1,032.8 thousand barrels of crude oil per day in 2023 and, pursuant to Pemex Exploration and Production’s request, we expect to export 703 thousand barrels of crude oil per day in 2024 (including Maya, Istmo, Altamira, Olmeca and Zapoteco crude oil). We sell crude oil produced by Pemex Exploration and Production under a variety of contractual arrangements. We believe that our proved developed and proved undeveloped reserves will be sufficient to allow us to fulfill our supply commitments.
The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2023.
Volume of Exports and Imports

	Year ended December 31,
	2023	2022	2021	2020	2019	2023 vs. 2022
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca(1)	15.4	—	—	—	—	100.0
Isthmus(2)	420.5	289.5	181.4	139.7	4.1	45.3
Zapoteco(3)	8.1	—	—	—	—	100.0
Maya	571.9	639.5	796.8	908.6	985.0	(10.6)
Altamira	16.9	17.5	18.5	18.4	20.7	(3.4)
Talam(4)	—	6.7	21.6	53.2	93.5	(100.0)
Total crude oil	1,032.8	953.2	1,018.3	1,119.9	1,103.3	8.4
Natural gas(5)	0.7	0.7	0.8	1.0	1.3	—
Gasoline	5.6	8.0	6.8	12.2	33.6	(30.0)
Other petroleum products and LPG(6)	186.3	190.6	160.3	127.1	82.8	(2.3)
Petrochemical products(6)(7)	7.5	18.3	107.4	37.8	71.9	(59.0)
Imports
Natural gas(5) (8)	463.4	532.1	904.6	853.1	966.6	(12.9)
Gasoline(7)	426.6	431.0	349.3	396.5	543.8	(1.0)
Other petroleum products and LPG(5)(6)	309.4	312.5	208.0	197.3	302.8	(1.0)
Petrochemical products(7)	452.7	373.9	349.2	386.0	881.3	21.1

Note: Numbers subject to adjustment because crude oil exports may be adjusted.
Numbers may not total due to rounding.
(1) After being suspended in 2017, exports of Olmeca crude oil resumed in 2023.
(2) Includes Mexican Blend Salina Cruz (MXB SC) crude oil. Due to the increase in light and super light crude oil production, and the need expressed by Pemex Exploration and Production, MXB SC crude oil began to be exported in March 2023.
(3) As of September 2023, MXB SC crude oil became known as "Zapoteco" crude oil, by its own price formula approved by the Board of Directors.
(4) During 2023, we did not export Talam crude oil.
(5) Numbers expressed in millions of cubic feet per day.
(6) Reflects adjustments made to Pemex BDI for the years 2020, 2021 and 2022.
(7) In thousands of tons
(8) Includes the import of liquefied natural gas through Manzanillo.

Source: PMI operating statistics as of December 31, 2023, and Pemex Industrial Transformation.

Crude oil exports increased by 8.4% in 2023, from 953.2 thousand barrels per day in 2022 to 1,032.8 thousand barrels per day in 2023 mainly due to a greater availability of crude oil by Pemex Exploration and Production. We did not export Olmeca crude oil during 2018, 2019, 2020, 2021 and 2022, due to a lack of availability of Olmeca crude oil for export. However, in July 2023, the exportation of this type of crude in the international market resumed. In March 2023, the Mexican Blend Salina Cruz (MXB SC) crude began to be exported and, as of September 2023, it became known as "Zapoteco" crude oil, with its own price formula approved by the Board of Directors.
We import dry gas, a variety of natural gas, to complement our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. Domestic sales of natural gas were 1,190.8 million cubic feet in 2023, an increase of 5.8%, compared to 2022. This behavior is explained by higher sales under the first-hand sales, commercial schemes and independent energy producers schemes, which had increases of 53.5 million cubic feet (27.7%), 6.5 million cubic feet (1.5%) and 5.3 million cubic feet (1%), respectively.
In 2023, we imported 463.4 million cubic feet per day of natural gas, a 12.9% decrease from the 532.1 million cubic feet per day of natural gas that we imported in 2022. This decrease is mainly due to an increase in the volume of natural gas imported by third parties.
P.M.I. Trading sells and buys refined and petrochemical products on a Free on Board, Delivered Ex-ship, Cost and Freight, Delivery at Frontier and Delivered at Place basis.
The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2023.
Value of Exports and Imports(1)

	Year ended December 31,
	2023		2022		2021		2020		2019		2023 vs. 2022
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S.$	456.4	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	—	100.0
Isthmus(2)	11,137.3		9,724.6		4,464.8		1,921.5		85.2		14.5
Zapoteco(3)	223.5		—		—		—		—		100.0
Altamira	415.9		550.9		416.8		216.2		405.7		(24.5)
Maya	14,525.0		20,565.1		19,052.5		12,179.9		20,043.9		(29.4)
Talam	—		206.9		514.2		537.4		1,826.6		(100.0)
Total crude oil(4)	U.S.$	26,758.0	U.S.$	31,047.5	U.S.$	24,448.3	U.S.$	14,855.0	U.S.$	22,361.4	(13.8)
Natural gas	0.4		1.5		0.9		0.4		0.8		(73.3)
Gasoline	129.9		219.2		154.9		154.9		626.6		(40.7)
Other petroleum products and LPG(5)	4,036.0		4,896.7		3,285.8		1,321.3		1,400.3		(17.6)
Petrochemical products(5)	2.5		13.0		68.5		13.7		39.6		(80.8)
Total natural gas, petroleum and petrochemical products (5)	U.S.$	4,168.8	U.S.$	5,130.4	U.S.$	3,510.1	U.S.$	1,490.3	U.S.$	2,067.3	(18.7)
Total exports	U.S.$	30,926.8	U.S.$	36,177.9	U.S.$	27,958.4	U.S.$	16,345.3	U.S.$	24,428.7	(14.5)
Imports
Natural gas	546.3		1,360.0		2,196.4		774.1		1,071.9		(59.8)
Gasoline(5)	17,587.7		20,666.9		10,848.7		8,120.1		15,336.6		(14.9)
Other petroleum products and LPG(5)	11,193.2		14,238.8		5,445.0		3,614.0		7,983.7		(21.4)
Petrochemical products	2,137.5		1,714.4		881.0		633.0		658.4		24.7
Total imports(5)	U.S.$	31,464.7	U.S.$	37,980.1	U.S.$	19,371.1	U.S.$	13,141.2	U.S.$	25,050.6	(17.2)
Net exports (imports)	U.S.$	(537.9)	U.S.$	(1,802.2)	U.S.$	8,587.3	U.S.$	3,204.1	U.S.$	(621.9)	(70.2)

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
(2)Includes Mexican Blend Salina Cruz (MXB SC) crude oil. Due to the increase in light and super light crude oil production, and the need expressed by Pemex Exploration and Production, MXB SC crude oil began to be exported in March 2023.
(3)As of September 2023, MXB SC crude oil became known as "Zapoteco" crude oil, by its own price formula approved by the Board of Directors.
(4)Crude oil exports are subject to further adjustment.
(5)Reflects adjustments made to Pemex BDI by the years 2020, 2021 and 2022.

Source: PMI operating statistics as of December 31, 2023, which are based on information in bills of lading, and Pemex Industrial Transformation.
In 2023, imports of natural gas decreased in value by 59.8% as compared to 2022, primarily as a result of a decrease in the volume of natural gas imports. Imports of gasoline decreased in value by 14.9%, mainly due to lower prices of refined products in the Gulf of Mexico.
The following table describes the composition of our exports and imports of selected refined products for the three years ended December 31, 2023.
Exports and Imports of Selected Petroleum Products

	Year ended December 31,
	2023		2022		2021
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Exports
Fuel oil(1)	170.7	89.0	174.5	87.9	157.5	94.3
Gasoline	5.6	2.9	8.0	4.0	6.8	4.1
Others	15.6	8.1	16.0	8.1	2.8	1.7
Total(1)	191.9	100.0	198.5	100.0	167.1	100.0
Imports
Gasoline(1)(2)	426.6	58.0	431.0	58.0	349.3	62.7	(3)
Liquefied petroleum gas(3)	76.2	10.4	77.2	10.4	66.9	12.0
Diesel(1)	173.3	23.5	175.1	23.6	102.6	18.4	(3)
Others(1)	59.9	8.1	60.2	8.1	38.5	6.9	(3)
Total(1)	736.0	100.0	743.5	100.0	557.3	100.0	(3)

Notes: Numbers may not total due to rounding.
tbpd = thousand barrels per day.
(1)Reflects adjustments made to Pemex BDI in the year ended December 31, 2022.
(2)Includes premium gasoline, regular gasoline, premium components and naphthas
(3)Includes butanes and propane.
Source: Pemex BDI.
In 2023, exports of petroleum products decreased by 3.3%, from 198.5 thousand barrels per day in 2022 to 191.9 thousand barrels per day in 2023, mainly due to a decrease in the export volumes of fuel oil of 2.2%. Imports of petroleum products decreased by 1.0% from 743.5 thousand barrels per day in 2022 to 736.0 thousand barrels per day in 2023, mainly due to a decrease in imports of gasoline and diesel.
Exports of petroleum products decreased in value by 18.7% in 2023, in comparison with 2022, primarily due to the decrease in the price of petroleum products. In 2023, imports of petroleum products decreased in value by 17.2%, which is also explained by lower reference prices for refined products. Our net exports of petroleum products for 2023 totaled negative U.S.$(537.9) million, which represents a 70.2% increase from our net exports of petroleum products of negative U.S.$(1,802.2) million in 2022.
The Secretary of Energy did not enter into any further agreements to reduce or increase crude oil exports and production, during 2022 and 2023. See “Item 4—Information on the Company—Trade Regulation, Export Agreement and Production Agreements” below.
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
Gas Stations in the United States
In 2023, there were a total of 19 service stations operating under the PEMEX licensing agreement program in the United States (five in the state of Texas and 14 in the state of California). The fuel supply at these gas stations is derived from the United States wholesale market, and the retail selling prices are subject to the local market conditions in the locations of each service station.
Current market conditions, including fuel demand, brand positioning and recognition, are analyzed continually to evaluate our commercial strategy, respond to consumers’ needs in each region, align with our strategic objectives, and maximize market penetration in subset markets.

Gasolinas Bienestar, S.A. de C.V.
Since July 2023, Gasolinas Bienestar, S.A. de C.V., our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba. Since the month of July 2023 and up to December 30, 2023, Gasolinas Bienestar, S.A. de C.V. exported 16.8 thousand barrels of crude oil per day and 3.3 thousand barrels of petroleum products in the aggregate amount of Ps. 6.3 billion (U.S. $0.4 billion). Such sales represented 1.0% of total exports of crude oil and 0.6% of total sales of petroleum products, respectively. Sales by Gasolinas Bienestar, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.
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
•improve occupational safety and health;
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
In accordance with Mexican law, we have entered into all of our insurance contracts with Mexican insurance carriers. These policies have limits of U.S.$1.8 billion for onshore property, which includes insurance for the entire Deer Park acquisition, U.S.$1.9 billion for offshore property, U.S.$0.3 billion for extraordinary costs related to the operation of offshore wells, U.S.$1.1 billion for onshore and offshore liabilities, U.S.$0.5 billion for offshore terrorist acts and U.S.$0.5 billion for onshore terrorist acts, plus U.S.$1.0 billion for liabilities associated with the operation of vessels.
Limits of insurance policies purchased for each category of risk are determined using professional risk management assessment surveys conducted by international companies on an annual basis and the market capacity available per risk. In addition, in compliance with the regulations enacted in June 2016 by the ASEA, we maintain insurance coverage with respect to third party liability, liability for environmental damage and control of wells, works or drilling activities, extraction of hydrocarbons, the treatment and refining of crude oil and the processing of natural gas. We have also ensured that we maintain insurance coverage in connection with our strategic alliances and other joint arrangements.
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
Kot AG reinsures over 82% of its reinsurance policies with unaffiliated third party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and creditworthiness. Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. As of December 31, 2023, Kot AG’s net risk retention is circa U.S.$600 million spread across different reinsurance coverages to mitigate potential aggregation factors.
Compliance at Pemex
Our current corporate compliance program Pemex Cumple (Pemex Complies) was authorized by the Board of Directors of Petróleos Mexicanos in June 2023. This program amended and supplemented our previous compliance program, which the Board of Directors of Petróleos Mexicanos approved on November 16, 2019. See “Item 4 – General Regulatory Framework” for more information regarding Pemex Complies.
This amendment of the program aims to reinforce the strategies and lines of attention: ethics and integrity, anticorruption and due diligence, legal compliance, data protection and transparency. The program is aimed at strengthening our compliance culture concerning the applicable legal provisions as well as preventing corruption and financial, reputational and legal risks, among others, regarding the national anticorruption strategy, international laws, international treaties, specific regulations for the oil and gas sector, economic competition and internal policies. The General Counsel of Petróleos Mexicanos provides annual progress reports to the Board of Directors of Petróleos Mexicanos and semiannual reports to the Sustainability Committee and Boards of Directors of the subsidiary entities concerning the implementation of Pemex Complies.
The Board of Directors approved modifications to the Organic Statute of Petróleos Mexicanos on April 27, 2021, to strengthen Pemex Complies, published in the Official Gazette of the Federation on May 7, 2021. These modifications aimed to reinforce some activities and new functions are added to the Legal Department of Petróleos Mexicanos to conform them to those carried out by a compliance officer following the best international practices such as implementing the Pemex Complies program, monitoring its compliance and, where appropriate, issuing recommendations.

With the above modifications, the Pemex Complies program is continuously being improved, thus strengthening the measures aimed at preventing, reducing and mitigating acts of theft, fraud and corruption, and maintaining adequate and effective control and surveillance systems, which constantly and periodically monitor compliance with our integrity standards and with the regulatory and legal provisions that are applicable to us.
Ethics Committee
Our Ethics Committee comprises members from our management team and specializes in corporate ethics, which regulates and promotes the implementation and compliance with our Code of Ethics and Code of Conduct.
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
•detecting behaviors that may affect the healthy development of our activities and implementing, when appropriate, strategies that strengthen compliance with the Code of Ethics and Code of Conduct;
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
Sustainability Committee
On December 13, 2022, our Board of Directors established our Sustainability Committee through Resolution CA-134/2022.
Our Sustainability Committee is responsible for making recommendations on best practices related to environmental, social and governance matters, as well as any other matter related to sustainability. Other responsibilities include:
•defining and overseeing our strategy to improve our performance on sustainability matters;
•proposing guidelines and priorities on ESG matters relating to our operations.
•identifying and analyzing risks and opportunities associated with sustainability matters;
•reviewing and opining on our institutional reports regarding environmental, social and governance matters; and
•promoting transparency and information on our sustainability performance.

On March 1, 2024, our Board of Directors approved our Sustainability Plan through Resolution CA-10-2024, which includes medium- and long-term objectives to improve our environmental performance. Our sustainability plan and our corporate sustainability reports can be consulted at https://www.pemex.com/en/about-pemex/Documents
/pemex_sustainability_plan.pdf and https://www.pemex.com/etica_y_transparencia/transparencia/informes. The contents of our website, our Sustainability Plan and our sustainability reports are not part of this annual report.

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
In January 2023, Pemex signed a collaboration agreement with the Unidad de Inteligencia Financiera (Financial Intelligence Unit or "UIF") for the exchange of information in order to increase transparency in the fight against corruption and money laundering.
Property, Plants and Equipment
General
Substantially all of our property, consisting of refineries, storage, production, manufacturing and transportation facilities and certain retail outlets, is located in Mexico, including Mexican waters in the Gulf of Mexico, except for facilities related to Deer Park refinery, which are located in the state of Texas in the United States of America. The location, character, utilization and productive capacity of our exploration, drilling, refining, petrochemical production, transportation and storage facilities are described above. See “—Exploration and Production,” “—Industrial Transformation” and “—Logistics” in this Item 4. The insurance program covering all of our properties is also described above under “—Insurance.”
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
On June 27, 2023, the Board of Directors of Petróleos Mexicanos amended our Pemex Complies program to reinforce existing strategies and lines of attention. The program aims to strengthen our compliance culture and prevent corruption and financial, reputational and legal risks, among others, with respect to Mexico's national anti-corruption strategy and applicable law. See "—Compliance at Pemex" in this Item 4 for more information.
On November 11, 2019, our Code of Conduct, was published in the Official Gazette of the Federation, replacing the Code of Conduct issued on August 28, 2017. Our Code of Conduct delineates behaviors expected of and banned for our executives officers and employees, in accordance with the values established in our Code of Ethics, and includes data protection, transparency, environmental conservation and social responsibility related matters. See “Item 16B—Code of Ethics” for more information regarding our code of ethics.
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
On July 21, 2021, the Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Anti-corruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) and the Políticas y Lineamientos para el desarrollo de la Debida Diligencia en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales, en Materia de Ética e Integridad Corporativa (Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity Matters) were updated and published in the Official Gazette of the Federation. The Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity Matters were updated three times and the most recent update was published in the Official Gazette of the Federation on May 17, 2023. The purpose of these regulations is to set up actions to prevent acts of corruption, as well as provide means for executives’ officers and employees to identify, manage, and mitigate corruption risks that may affect the attainment of our objectives or our involvement in illicit acts of any kind.
On June 15, 2020 and January 1, 2021, the Políticas y Lineamientos para la Protección de Datos Personales en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Data Privacy Protection Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) and the Políticas y Lineamientos para el Cumplimiento de Obligaciones de Transparencia y Acceso a la Información Pública en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Policies and Guidelines to comply Transparency and Public Access Information duties in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) became effective, respectively. These regulations aim to create a framework for data privacy protection and promote transparency and public access in respect of our operations. In addition, the policies seek to provide resources for executives and employees to identify, manage, mitigate and address risks related to corruption, corporate integrity, transparency or the effects of any type of illicit activity.
As an issuer of debt securities that are registered under the Securities Act and in connection with certain representations and covenants included in our financing agreements, we must comply with the U.S. Foreign Corrupt Practices Act, or the FCPA. The FCPA generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to government officials to obtain or keep business. In addition, we are subject to other international laws and regulations related to anti-corruption, anti-bribery and anti-money laundering. These include the U.S. Foreign Extortion Prevention Act, which makes it a crime for foreign government officials to demand or accept anything of value or for another person to influence the performance of an official act or otherwise confer an improper advantage, as well as the U.K. Bribery Act 2010, which prohibits the solicitation of, the agreement to receive and the acceptance of bribes.

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
We are also subject to the NOM-001-SEMARNAT-2021, published in March 2022 and in effect as of March 2023, which establishes the permissible limits of pollutants in wastewater discharges into public waters, the NOM-052-SEMARNAT-2005, which regulates hazardous waste, as well as the NOM-138-SEMARNAT/SSA1-2012, which establishes the maximum permissible levels of hydrocarbons in the soil and sets forth guidelines with respect to soil testing and the treatment of sites affected by hydrocarbon production, among other regulations.
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
In order to achieve the goals committed in Mexico’s NDC commitment, the participation of all social and economic segments of the country is implicated, especially the energy and industrial sectors. As a result, in July 2018, the second transitory article of the General Law on Climate Change was amended to include the commitments made by the government. Pursuant to the General Law on Climate Change, greenhouse gas emissions from the oil and gas sector are required to decrease by 14.0% by the year 2030, as compared to the sector’s baseline projection from 2013. In November
2022, Mexico increased its unconditional commitment, raising its proposed Greenhouse Gas ("GHG") emissions reduction from 22.0% to 35.0% by 2030, compared to the initial scenario, and with a conditional target by up to 40.0% GHG reduction subject to further global agreements. For the oil and gas sector, the 14.0% reduction target remains, as set in the General Law on Climate Change.
As a result of the COP26, Mexico joined the Global Methane Pledge in order to participate in the efforts aimed at reducing the emissions that contribute to global warming and setting a 30% reduction commitment of its anthropogenic methane emissions by 2030, compared to those registered in 2020.
Additionally, Article 94 of the General Law on Climate Change was supplemented to indicate that SEMARNAT must gradually and progressively establish a national emissions trading system, designed to promote the reduction of emissions at the lowest possible cost. Pursuant to this law, the reduction of emissions must be measurable, reportable and verifiable. In order to ease the transition for system participants, the Programa de Prueba del Sistema de Comercio de Emisiones (Pilot Program for the Emissions Trading System) operated from 2020 to 2023. During this phase, we evaluated and actively participated in initiatives to reduce our emissions, taking into consideration the additional benefit that its implementation will have once emissions caps are defined for each participant.
In Mexico, regulations are generally reviewed every five years, and we work with the Mexican Government to update and develop new environmental regulations of activities related to the hydrocarbon industry through the National Consultative Committee for Environmental and Natural Resources Standardization.
Climate Change

    We are working to develop and implement a series of projects and initiatives to advance the fulfillment of our emissions goals for our main productive activities. In 2023, our operations in Mexico generated approximately 60.4 million tons of carbon dioxide equivalent, and our operations in Deer Park generated approximately 3.2 million tons. This represented a reduction of 12.0%, as compared to our total carbon dioxide equivalent emissions in 2022 (as measured by Scope 1 GHG emissions). The main cause of this reduction was the implementation of gas compressing projects in gas processing complexes, a greater use of associated gas and non-associated gas in the exploration and production processes, due to the initiation of hydrocarbon transportation projects and operational flexibility which involves the availability of equipment replacements, as well as the productive improvements implemented for our refining infrastructure. The values reported for 2022 were updated as a result of our inventory verification exercise, reporting a total of approximately 69.0 million tons of carbon dioxide equivalent from our operations in Mexico and approximately 3.2 million of CO2 equivalent for Deer Park.
In 2023, considering the relevance of climate change and our commitment to this issue, we took the following actions and made the following investments in this area, which we intend will have an impact on our emissions mitigation, resilience and capacity to adapt:
•The refurbishment of natural gas sweetening and sulfur recovery units at our refineries.
•The continuation of the strategy for the management and use of gas by Pemex Exploration and Production, which included the closure of wells with high gas and oil ratios, reestablishment of boosters, overhaul of compressors, development of surface infrastructure for the management of production and operational flexibility for the development of new and existing fields.
•Entry into operation of gas compressing systems in gas processing complexes.
•Advancements in compliance with the Programas de Prevención y Control de Emisiones de Metano (Methane Emission Prevention and Control Programs) in our facilities.
•The verification of GHG emissions inventories at work centers participating in the Emissions Trading System Test Program and the National Emissions Registry Regulations.
•The work centers participating in the Emissions Trading System Test Program exercised their allowances rights corresponding to the third year of operations of the Pilot Phase and implemented controls to monitor their processes that generate the highest generation of GHG emissions.
•The Advisory Committee of the Emissions Trading System, of which Pemex is part, generates proposals applicable to the operational phase of the System.
•Technical collaboration agreement with the U.S. Environmental Protection Agency (EPA) to work jointly on a short-term implementation and investment plan to reduce methane emissions in onshore oil and natural gas operations.
•Regarding the progress of the climate risk analysis of our strategic facilities, the preparation of the analyzes began in the Salamanca and Minanitlán refineries and in the Matapionche, Arenque and Burgos gas processing complexes. We estimate that these analyzes containing identification, prioritization, monitoring and evaluation of adaptation measures to climate change will be completed in 2024, helping to reduce or avoid damage and losses caused to oil facilities due to the adverse impact of meteorological events and extreme weather.
•Five in-person workshops, based on the technical guide to prepare terrestrial analyses of climate risk in PEMEX, were held in the Salamanca and Minanitlán refineries and in the Matapionche, Arenque and Burgos gas processing complexes for the personnel designated to prepare risk analyses of those facilities.
Biodiversity
During 2023, we continued operating the Jaguaroundi Ecological Park, located in Coatzacoalcos, Veracruz. This park is certified as an Área Destinada Voluntariamente a la Conservación (Voluntary Area for Conversation by the Comisión Nacional de Áreas Naturales Protegidas (National Commission for Protected Natural Areas). The park has an area of 960 hectares jungle, natural grassland, tropical oak forest and 57 hectares of bodies of water. Guided tours and workshops are held in this park, among other environmental education activities, and are carried out for nearby communities, schools and industries. It functions as a refuge and feeding area for the animals and as a buffer and safeguard zone for the Cangrejera, Morelos and Pajaritos petrochemical complexes.
We also maintain the Tuzandépetl Ecological Park (TEP), located in the Municipality of Ixhuatlán del Sureste, Veracruz. With an area of 1,104 hectares, the TEP includes 600 hectares of wetlands and surrounds the infrastructure that is dedicated to the storage of hydrocarbons inside caverns in salt domes. The TEP has been certified as a Voluntary Area for Conservation since 2011, and is currently being renovated. Located on the property are extensions of aquatic vegetation such as popal, tular and hydroflotantes, as well as other types of vegetation such as mangroves, acahuales, palm groves, riparian forests and high jungles. There are various protected species of fauna, including the howler monkeys and spider monkey, in addition to at least 105 other species of birds and bats. In addition to the environmental protection it provides, TEP functions as an intermediate safeguard zone for the Tuzandepetl strategic storage center and protects surrounding populations from possible industrial risks.
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
In general terms, voluntary environmental auditing consists of three stages: (i) an audit and compliance diagnosis; (ii) the development of an action plan to correct irregularities; and (iii) the implementation of the action plan. If a company satisfactorily completes these three stages, ASEA or PROFEPA grants the audited company a clean industry certificate or an environmental quality certificate, indicating compliance with the applicable environmental legislation for its industry.
As of December 31, 2023, we have registered seven of our facilities with NEAP with the objective of obtaining a “environmental quality” certificate for each facility. Five of our facilities were re-certified during 2023. As of the date of this annual report, two more facilities are in the process of obtaining certification. In recent years, for industrial facilities, the authority has privileged the verification of compliance with the Sistema de Administración de Seguridad Industrial, Seguridad Operativa y Protección al Medio Ambiente (Industrial Safety, Operational Safety and Environmental Protection
Administration System or "SASISOPA"), therefore, with respect to the NEAP, we have the commitment to maintain environmental quality certificates in non-industrial facilities.
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
During 2023, we experienced the following ten hazardous events at our facilities:
•On February 22, 2023, two Pemex workers lost their lives when a dump truck collided with a railway convoy.
•On February 23, 2023, five Pemex workers lost their lives when a fire broke out in the PM-119 drilling rig during repair work in the TUZ-331 Cavity.
•On February 23, 2023, three Pemex workers lost their lives when a fire occurred in equipment E-10040 A of the Maya Combined Plant during work to open flanges.
•On March 1, 2023, a contractor lost his life when an explosion occurred while recharging an accumulator tank inside a collection station.
•On March 21, 2023, a contractor lost his life when an earth slope collapsed while conducting a pipeline inspection work.
•On April 19, 2023, a contractor lost his life after being hit by a backhoe during excavation, dredging and desilting work.
•On May 22, 2023, a Pemex worker lost his life when an explosion occurred in the mechanical pumping unit of the Coyotes 467 well.
•On June 29, 2023, a contractor lost his life when a fire broke out during pipe cutting work to abandon a well.
•On July 7, 2023, three contractor workers lost their lives when a fire broke out at the Nohoch-A processing center during work to install the blind joint.
•On November 9, 2023, a contractor lost his life when a fire broke out during pipeline dismantling work.
In 2023, our lost time injury frequency rate decreased by 16.3%, going from 0.49 accidents per million man-hours worked with exposure to risk in 2022 to 0.41 in 2023. Pemex Industrial Transformation had the highest lost time injury rates during the year. Our lost days indicator due to injuries increased 3.4%, from 29 to 30 lost days per million man-hours worked with risk exposure from 2022 to 2023. Lost days are those missed as a result of incapacitating injuries suffered at work or those for which compensation is paid for death. For 2022 and 2023, the lost time injury frequency rate of contractor personnel accidents remained the same result at 0.12 accidents per million man-hours worked with exposure to risk.
In 2023, our primary initiatives in industrial safety, health and environmental protection ("EH&S") included the following:
•Publication of the 2022 sustainability report based on the oil and gas industry guidance on voluntary sustainability reporting by IPIECA/API/IOGP, verified and translated by KPMG Cárdenas Dosal, S.C.
•Update of PEMEX's environmental risk inventory, with a total of 235 risks, for an estimated amount of 11,987.0 million pesos. During 2023, we began attending to 40 environmental risks, of which 10 are designated as priority 1.
•Conducting a diagnosis of water usage at the Salamanca Refinery facilities to identify improvement opportunities for reducing water usage.
•Completed 12 audits of the environmental management subsystem in priority facilities and carried out compliance verifications as part of the corrective and preventive action programs in order to address the findings identified during the audits.
•Update of the environmental modules which are part of the environmental information system (SISPA) to provide support in the preparation of the company's environmental and energy information reports.
•Training for PEMEX personnel trough the online course "ISO 14001 Environmental Management System 2015 version" with the aim of enhancing environmental competence and awareness among Pemex's employees.
•Beginning preparation of five climate risk analyses, holding in-person training workshops and dissemination of internal campaigns focused on environmental, energy and adaptation on climate change matters.
•Following up on the A1 critical risk attention program, there is the following level of attention:
◦Year 2019: 100% of the risks authorized for facilities of the subsidiary entities and 99% of the risks of the National Refining System have been addressed.
◦Year 2020: 92% of the risks authorized for facilities of the subsidiary entities and 96.9% of the risks of the National Refining System have been addressed.
◦Year 2021: 81.2% of the risks authorized for facilities of the subsidiary entities and 96.4% of the risks of the National Refining System have been addressed.
◦Year 2022: 82% of the risks authorized for facilities of the subsidiary entities and 78% of the risks of the National Refining System have been addressed.
◦Year 2023: 13.3% of the risks authorized for facilities of the subsidiary entities and 54.8% of the risks of the National Refining System have been addressed.
•Coordinating, supporting and evaluating the execution of Strategy S.1 from our 2023-2027 Business Plan, including managing the report on the execution of the Institutional Strategy, for which preventive technical inspections and performance audits are carried out and a quarterly progress report on the institutional strategy execution program is managed and prepared.
•Evaluating and managing risks inherent to the operational and support processes of the value chain through audits in accordance with the annual program established for year in EH&S and advice work centers that receive the reinsurance audits, with the following progress:
◦11 second-party audits of EH&S performance in risk management were conducted: Cadereyta Refinery, TASP Tuxpan, Ku-A Platform, PM-335 Drilling Rig, Salina Cruz Pipeline Sector, EC Torrecillas 1, TAD 18 de marzo, CPG Cactus, Salina Cruz Refinery, AP Macuspana-Muspac and Poza Rica Operations Superintendency.
•Risk inspection visits to Km-19 Measurement Station and Madero Refinery.
•The continued update of the policies and guidelines of our Anexo de Seguridad, Salud y Protección Ambiental (Safety, Health and Environmental Protection System or “SSPA System”), as well as the technical regulations of our safety, health at work and best practices subsystems.
•Accountability meetings held at a strategic and tactical level with Pemex Exploration and Production, Pemex Logistics and Pemex Industrial Transformation to follow up on the strategies implemented to reduce frequency and severity indicators.
•Follow-up visits carried out to comply with the recommendations originated in the evaluation visits and aimed at accident prevention and risk reduction, according to the reinforcement program in work centers with low performance in Pemex Logistics, Pemex Industrial Transformation and Pemex Exploration and Production.
•The issuance of 222 technical reports during 2023 within the program of compliance evaluation of the official Mexican standard NOM-020-STPS-2011, "Containers subject to pressure, cryogenic containers and steam generators or boilers - Operation - Safety conditions."
•The Mexican Petroleum Inspection Unit's participation in the preparation of the draft modification of the NOM-020-STPS-2023 standard, within the framework of the program to update the regulations issued by the National Standardization Advisory Committee for Safety and Health at work.
•A theoretical-practical workshop for the integration of technical files on pressure vessels in accordance with NOM-020-STPS-2011 by the Inspection Unit.
•Monitoring and evaluation to address recommendations derived from: root cause analysis, insurance companies and government agencies (Ministry of Labor and ASEA).
•Participation in the root cause analysis of relevant events such as fires in the Cactus-Cangrejera and Cactus-Pajaritos ethane pipelines, and also on the Nohoch-A-Enlace platform.
We expect to carry out the following activities during 2024, which are intended to reverse the trend of our accident rates:
1.Create the following working groups of the elements of our SSPA System, which were identified as areas of opportunity in the root cause analysis of the accident rate and process safety events registered in 2023:
a.Mechanical Integrity: Implement the strategy to reduce process safety events due to loss of containment.
b.Emergency Response: Reinforcement of attention to protection layers, including our fire-fighting network, and operation of regional groups of attention and emergency management.
c.Operational Discipline: Reduce the frequency rate and process safety events caused by lack of compliance with operating procedures and safe practices.
d.Process Risk Analysis: Adequately identify Type A risks for management, strengthen the involvement of subject-matter experts in our operations and provide timely attention to identified risks.
e.Health at Work: Strengthen the culture of health at work in our facilities through the involvement of our Health Services Subdirectorate and our Human Capital Subdirectorate.
2.Strengthen compliance with the activity programs of the 2023-2027 Business Plan, divided into the following sections:
a.Identify, evaluate, prevent and manage process risks.
i.Follow-up evaluation and compliance of first, second and third party audits.
ii.Implementation of follow-up audits and closure of Type A findings resulting from audits.
iii.Attention and mitigation of type A risks.
b.Identify, evaluate, prevent and manage health at work risks.
i.Update health risk atlas.
ii.Monitoring the compliance of our health at work program.
iii.Communication of risks to workers.
c.Update of the Pemex SSPA system.
d.Strengthen accountability processes and the culture of prevention.
i.Evaluate and advise the EH&S leadership teams.
ii.Periodic corporate accountability monitoring.
e.Establish and monitor work programs in work centers with low performance, considering:
i.Critical procedures involved in accidents and loss of containment events.
ii.Operational discipline.
iii.Layers of protection and mechanical integrity.
Environmental Liabilities
As of December 31, 2023, our net estimated and accrued environmental liabilities totaled Ps.9,757.4 million. Of this total, Ps.1,621.0 million pertained to Pemex Exploration and Production, Ps.4,167.4 million to Pemex Industrial Transformation and Ps.2,793.4 million to Pemex Logistics and Ps.1,175.5 million to Deer Park.
The following tables detail our environmental liabilities by productive subsidiary entity and operating region at December 31, 2023.

Pemex Exploration and Production	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	417.4	Ps.	1,560.9
Southern region	351.2	1,855.3
Total	768.6	Ps.	3,416.2
Note: Numbers may not total due to rounding.
Source: Pemex Exploration and Production.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities	Estimated Liability
		(in millions of pesos)
Southern region	8	Ps.	74.9
Northern region	24	34.2
Total	32	Ps.	109.1
Total estimated environmental liabilities of Pemex Exploration and Production(1)		Ps.	3,525.3
Note: Numbers may not total due to rounding.
(1) Includes liabilities to contractors for estimates in the authorization process for Ps.77.0 million and Ps. 1,827.4 million due to the application of the discount rate for the presentation of provision at net present value.
Source: Pemex Exploration and Production.

Pemex Industrial Transformation	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Refineries	233.9	Ps.	4,035.1
Complex gas processors	6.1	132.3
Total estimated environmental liabilities of Pemex Industrial Transformation	240.0	Ps.	4,167.4
Note: Numbers may not total due to rounding
Source: Pemex Industrial Transformation.

Pemex Logistics	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Storage and Distribution Terminals	61.0	Ps.	1,189.3
Pipelines	66.7	1,573.8
Treatment and Logistics	2.0	30.3
Total estimated environmental liabilities of Pemex Logistics	129.7	Ps.	2,793.4
Note: Numbers may not total due to rounding.
Source: Pemex Logistics.
In 2023, Deer Park´s renewable fuels obligations totaled Ps.1,175.5 million, an 11.9% decrease from the Ps.1,334.2 million in renewable fuel obligations in 2022. For more information on Deer Park's environmental obligations, see Note 3-T to our consolidated financial statements included herein.
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
Unasserted or additional claims are not reflected in our identified liabilities. As of December 31, 2023, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.
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
Environmental Projects and Expenditures

In 2023, we spent Ps.3,368.7 million on environmental projects and related expenditures, as compared to Ps. 1,607.2 million in 2022, an increase of 109.6%. For 2024, we have budgeted Ps. 6,723.0 million mainly for the reduction of gas flaring in Pemex Exploration and Production activities, as well as for the integrated management of hazardous and non-hazardous waste, connate and residual water treatment, environmental risks management, soil sanitation and restoration, ecological protection services, environmental studies, air quality monitoring, greenhouse gas emissions reports, preventive maintenance of environmental protection equipment and acquisitions of equipment to address contingencies related to oil and gas spills.

We believe that the cost of complying with international environmental requirements related to the USMCA among the governments of Mexico, the United States and Canada, and Mexico's accession to the Organization for Economic Cooperation and Development, the Paris Agreement, the International Convention for the Prevention of Pollution from Ships, the Vienna Convention for the Protection of the Ozone Layer, the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal, the Stockholm Convention on Persistent Organic Pollutants, and the Rotterdam Convention on the Prior Informed Consent Procedure for Certain Hazardous Chemicals and Pesticides in International Trade, among others, could cause a significant increase in our environmental expenditures.
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
During 2023, we implemented and continued various corporate social responsibility initiatives in communities where we carried out substantial activities to our value chain.
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
In 2023, the total value of our social responsibility donations and contributions amounted to Ps.2,675.0 million. Our asphalt and fuel donations amounted to Ps.1,406.2 million. PACMA contributions amounted to Ps.1,162.0 million, contributions made through provisions of our Integrated E&P Contracts amounted to Ps.30.3 million and mutual benefit project contributions amounted to Ps.76.5 million.
Approximately 95.6% of our donations and contributions were assigned to ten states with greater activity in the oil and gas industry (Campeche, Chiapas, Guanajuato, Hidalgo, Nuevo León, Oaxaca, Puebla, Tabasco, Tamaulipas and Veracruz); and the remaining 4.4% to the remaining states.
Notably, we took the following specific actions in 2023:
•contributed Ps.1,406.2 million in asphalt and fuel donations. Of our 2023 asphalt and fuel donations, 60.4% was concentrated in the states of Campeche, Veracruz and Tabasco;
•made several social responsibility actions under our PACMA program. Approximately 45.6% of these actions were allocated to Tabasco, approximately 16.0% to Veracruz and approximately 12.8% to Hidalgo. The remainder, or approximately 25.6%, was allocated to Campeche, Oaxaca, Chiapas, Tamaulipas, Puebla, Guanajuato and Nuevo León;
•carried out 25 projects related to Integrated E&P Contracts in the states of Veracruz and Tamaulipas for a total amount of Ps.30.3 million. We contributed Ps.23.6 million in Veracruz and Ps.6.7 million in Tamaulipas. These projects were mainly in education, sports, health, infrastructure and production; and
•contributed a total of Ps.76.5 million via mutual benefit projects, which were directed towards the state of Tabasco, Chiapas and Veracruz. These projects were for infrastructure, such as the paving of roads.
In sum, we contributed Ps.1,268.8 million through programs, works and/or actions as follows: Ps.434.0 to health, Ps.431.7 million to infrastructure, Ps.153.0 million to public safety and civil, Ps.115.9 million to education and sports, Ps.92.0 million to environmental protection, Ps.42.2 million to productive projects and Ps.1,406.2 million in asphalt and fuel donations.
TRADE REGULATION, EXPORT AGREEMENTS AND PRODUCTION AGREEMENTS
Although Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries and entered into agreements with OPEC and non-OPEC members to reduce its oil exports, in order to contribute to crude oil prices stabilization.
On April 12, 2020, Mexico entered into an agreement with OPEC and non-OPEC countries to reduce world crude oil production. Pursuant to this agreement, the OPEC+ countries agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico agreed to reduce its, and in turn our, crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. While OPEC+ countries have since entered into further production agreements, including a reduction of oil production announced on April 2, 2023, no further agreements have been made between Mexico and OPEC and non-OPEC members as of December 31, 2023, and as of the date of this annual report.
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

TAXES, DUTIES AND OTHER PAYMENTS TO THE MEXICAN GOVERNMENT
General
Taxes and duties applicable to us are a significant source of revenues to the Mexican Government. We contributed approximately 8.2% of the Mexican Government’s revenues in 2022 and 3.8% in 2023. In 2023, we paid a number of special oil and gas taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The fiscal regime in effect for Petróleos Mexicanos and the subsidiary entities for 2023 (which we refer to as the fiscal regime) became effective in 2015 and can be subsequently modified from time to time. The implementing legislation published in August 2014 set forth a fiscal regime applicable to the new contractual arrangements that governs exploration and production activities conducted in Mexico beginning on January 1, 2015, as well as a state dividend to be paid by Petróleos Mexicanos and the subsidiary entities beginning on January 1, 2016. For more information, see Note 21 to our consolidated financial statements included herein.
Fiscal Regime for PEMEX
For a description of the taxes and duties to which we are subject, see Note 21 to our consolidated financial statements included herein.

Other Payments to the Mexican Government
Pursuant to the Petróleos Mexicanos Law, as of January 1, 2016, Petróleos Mexicanos and the subsidiary entities are required to pay a state dividend to the Mexican Government on an annual basis. In July of each year, Petróleos Mexicanos and the subsidiary entities are required to provide the Ministry of Finance and Public Credit a report disclosing their financial results for the previous fiscal year and their investment and financing plans for the following five years, together with an analysis of the profitability of these investments and the relevant projections of their financial positions. The Ministry of Finance and Public Credit will rely on this report and a favorable opinion issued by a technical committee of the Mexican Petroleum Fund for Stabilization and Development to determine the amount of the state dividend to be paid by Petróleos Mexicanos and each of the subsidiary entities. The Petróleos Mexicanos Law provides that the aggregate amount of the state dividend to be paid in 2016 was to be equal to, at minimum, 30.0% of the total revenues of Petróleos Mexicanos and the subsidiary entities, after taxes, from the previous fiscal year. It further provides that this percentage will decrease in subsequent years, until reaching 15% in 2021 and 0% in 2026. In accordance with the Federal Revenue Law for 2021, 2022 and 2023, Petróleos Mexicanos was not required to pay a state dividend in 2021, 2022 and 2023. In addition, we will not be required to pay a state dividend in 2024.

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
In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate accrued income taxes related to the subsidiary companies were Ps.3,212.9 million in 2023, Ps.3,334.1 million in 2022 and Ps.1,413.4 million in 2021.
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
Overview
In 2023, we remained focused on stabilizing our operations and strengthening our financial position despite ongoing operational challenges. We benefited from an appreciation of the peso against the U.S. dollar and received Ps.166.4 billion in equity contributions from the Mexican Government, an increase of 266.5% over the Ps. 45.4 billion we received in 2022. These factors allowed us to reduce our outstanding debt by 14.2%, from Ps. 2,091 billion (U.S.$123.5 billion) as of December 31, 2022, to Ps. 1,794.5 billion (U.S.$106.0 billion) as of December 31, 2023. Notwithstanding this debt reduction, Ps.770.5 billion (U.S.$39.7 billion), or 42.9% of our existing indebtedness, is scheduled to mature in the years ended December 31, 2024, 2025 and 2026, including Ps.477.2 billion (U.S.$28.2 billion) coming due in 2024. Oil prices remained volatile in 2023, primarily as a result of ongoing armed conflict. The weighted average price of Mexican crude oil exports decreased from $89.24 per barrel in 2022 to $70.98 per barrel in 2023. Although our total crude oil and condensates production increased 6.8% in 2023, our production of 1,855 thousand barrels per day remained below our target of 1,884 thousand barrels per day.
Going Concern
Our consolidated financial statements as of December 31, 2023 and 2022 have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. We discuss below, and in Notes 2-C and 22-F to our consolidated financial statements, the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies. We continue operating as a going concern, and our consolidated financial statements do not contain any adjustments that might result from the outcome of this uncertainty.
We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. Due to our heavy fiscal burden resulting from the payment of hydrocarbons extraction duties and other taxes that we are required to pay the Mexican Government, the cash flow derived from our operations in recent years has not been sufficient to fund our operations and capital expenditure programs, which have been partially supported by equity contributions from the Mexican Government. As a result, our indebtedness has increased significantly and we had a negative working capital for the years ended December 31, 2023 and 2022 and the Mexican Government has had to financially support us.
During 2023, 2022 and 2021 we recognized a net income of Ps. 8.2 billion, a net income of Ps. 100.0 billion and a net loss of Ps. 294.8 billion, respectively. In addition, as of December 31, 2023 and 2022, we had negative equity of Ps. 1,653.0 billion and Ps. 1,768.8 billion, respectively, mainly due to continuous net losses. In addition, we had a negative working capital of Ps. 585.2 billion and Ps. 401.8 billion, as of December 31, 2023 and 2022, respectively. See “Item 3—Risk Factors—Risk Factors Related to Our Operations—We have a substantial amount of indebtedness and other liabilities and are exposed to significant liquidity constraints, which could make it difficult for us to obtain financing on favorable terms and could adversely affect our financial condition, results of operations and ability to repay our debt and, ultimately, our ability to operate as a going concern without additional support from the Mexican Government, which we may not receive” for more information.

Our future cash flows, including the ability to refinance debt, are uncertain due to the circumstances outside our control. A sustained decrease in crude oil prices below the budget average price for 2024, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.
In recent years, certain ratings agencies downgraded our credit rating, citing the volatility of the crude oil prices, a downgrade of the Mexican Government’s sovereign debt rating and our reliance on capital contributions from the Mexican Government. Credit downgrades impact our access to the financial markets and the financial cost and terms of our new debt and contract renegotiations that we engaged during 2023 and may engage during 2024. These conditions have negatively impacted our financial performance and liquidity position. See “Item 3—Risk Factors—Risk Factors Related to Our Operations—Downgrades in our credit ratings could negatively impact our access to the financial markets and cost of financing” for more information.

We have budget autonomy and, in public finance terms, are subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between our gross revenues (inflows) and our total budgeted expenditures (outflows) including the financial cost of our debt, which is proposed by the Ministry of Finance and Public Credit and approved by the Chamber of Deputies. The Federal Budget for 2024 authorized us to have a financial balance budget of Ps.145.0 billion and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps.203.7 billion and other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2024, which we expect to cover with equity contributions from the Mexican Government. We have short-term debt principal maturities (including interest payable) of Ps.477.2 billion as of December 31, 2023.
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

The Business Plan is our main planning instrument and is aligned with both the Plan Nacional de Desarrollo 2019-2024 (National Development Plan 2019-2024) and the Política Energética Nacional (National Energy Policy) adopted by the Mexican Government. Our Business Plan defines eight strategic objectives to establish our vision and includes the mechanisms and projects we are implementing in pursuit of our goals. The following sets forth a summary of each institutional strategic objective as described in our new Business Plan:
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
Mexican Government Support

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation on March 4, 2022, is effective for 2023 and will remain in effect through 2024. This decree allows us to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation. See "Item 5—Results of Operations—Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022—Total Revenues.”
In October 2023, the Mexican Government adjusted our tax regime and set our Profit-Sharing Duty at 30.0% for
2024, a reduction of 10 percentage points from the 40.0% rate applicable in 2023. On February 13, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of our Profit-Sharing Duty for the months of October, November and December 2023 and January 2024. The suspension granted us a reduction in our tax burden of Ps. 91.3 billion for the corresponding period in 2023 and Ps. 20.6 billion in January 2024. See Note 28-E to our consolidated financial statements included herein.

During 2023, we received equity contributions from the Mexican Government of Ps.166.6 billion of which Ps.127.7 billion were to continue strengthening our financial position, Ps.25.5 billion were for the construction of the Refinery Olmeca in Dos Bocas, Ps.10.5 billion were for the rehabilitation Plan of the refineries and Ps.2.9 billion were for the strengthening of fertilizers chain.

The Mexican Government's Federal Budget for 2024 includes Ps. 145.0 billion (U.S.$8.6 billion) in capital contributions for us during 2024. As of the date of this annual report, we have received Ps. 82.9 billion in capital contributions from the Mexican Government.

In addition, we plan to raise funds from the markets in accordance with prevailing conditions and to refinance our debt. See Notes 22-F and 28 to our consolidated financial statements included herein.
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

In the Federal Budget of 2024, we were authorized to maintain a financial balance budget of Ps. 145.0 billion. This budget will finance activities that do not result in a net debt exceeding Ps. 203.7 billion in terms of public debt or other financing activities that do not result in a net debt. As of December 31, 2023, we have short-term debt principal maturities of Ps.477.2 billion, including interest payable.

Taking into account the conditions mentioned above and the price level observed at the date of this annual report, we plan to increase our budget revenues, improve our budget deficit and potentially increase our investment spending during the year.

Results of Operations and Financial Condition in 2023
For the year ended December 31, 2023, our results of operations deteriorated, from a net income of Ps. 100.0 billion in 2022 to a net income of Ps. 8.2 billion in 2023. This deterioration was primarily due to:

•a Ps. 663.5 billion decrease in total revenue, mainly due to a decrease in the average price of crude oil and natural gas;
•a Ps. 24.3 billion decrease in other income;
•a Ps. 9.0 billion decrease in financing income; and
•a Ps. 15.7 billion increase in administrative expenses and distribution, transportation and sale expenses.

These effects were partially offset by:

•a Ps. 317.9 billion decrease in cost of sales, mainly due to a decrease in purchases of products;
•a Ps. 108.4 billion increase in exchange gains due to the appreciation of the peso against the U.S. dollar;
•a Ps. 100.2 billion decrease in taxes and other duties;
•a Ps. 54.7 billion decrease in impairment of wells, pipelines, properties, plant and equipment;
•a Ps. 23.5 billion decrease in cost of derivative financial instruments, net;
•a Ps. 8.3 billion decrease in other expenses; and
•a Ps. 7.5 billion decrease in financing cost, which was facilitated by contributions from the Mexican Government.

For more information on our results of operations, see “—Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022” below.
In 2023, our total equity (deficit) improved by Ps. 115.8 billion from negative Ps. 1,768.8 billion as of December 31, 2022, to negative Ps. 1,653.0 billion as of December 31, 2023. For more information on the improvement in our total equity (deficit) see “—Liquidity and Capital Resources—Equity Structure and Mexican Government Contributions” below. This improvement was mainly due to contributions of Ps. 166.6 billion from the Mexican Government and our net income for the year of Ps. 8.2 billion. This amount was offset by negative currency translation effects of Ps. 54.0 billion and actuarial losses on employee benefits of Ps. 4.9 billion.
Our accounts receivable increased by 14.7% in 2023, from Ps. 274.9 billion as of December 31, 2022, to Ps. 315.4 billion as of December 31, 2023, mainly due to an increase in taxes to be recovered and prepaid taxes.
As of December 31, 2023, we owed our suppliers Ps. 368.3 billion, a 30.5% increase as compared to the Ps. 282.2 billion owed as of December 31, 2022. As of December 31, 2023 we have paid the total outstanding balance due to suppliers and contractors as of December 31, 2022 and, as of March 31, 2024, we have paid approximately 34.1% of the total outstanding balance due to suppliers and contractors as of December 31, 2023.
Operating Information

In 2023, our crude oil and condensates production totaled 1,875 thousand barrels per day, a 5.1% increase as compared to the average production of 1,785 thousand barrels per day in 2022. Annual liquids production recorded sustained growth, mainly due to the contribution of the development strategies of new fields whose production amounted to 568 thousand barrels as of December 31, 2023.

Hydrocarbon gas production, excluding nitrogen, averaged 4,060 million cubic feet per day during 2023, which was 3.0% higher than the 3,941 million cubic feet per day we averaged in 2022. As in crude oil production, the downward trend in hydrocarbon gas production has been reversed, mainly due to the contribution of wells with a high gas-oil ratio from the Quesqui field in the Southern Region and the Ixachi field in the Northern Region.

In 2023, we completed 161 development wells with an associated daily production of 184 thousand barrels per day of liquids and 284 million cubic feet of gas. Of these wells, 110 are onshore and 51 are offshore. In terms of classification, 115 wells were oil and gas producers, eight wet gas producers, 16 gas and condensate producers, eight dry gas producers, five water injectors, four non-commercial oil and gas producers, and five non-productive wells. The success rate for these wells under development in 2023 was 94.5%. Additionally, 2,670 well interventions were carried out in order to mitigate the drop in base production, recording an average daily production associated with these activities of 178 thousand barrels of liquids per day and 229 million cubic feet of gas per day. For more information about our increase in production, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Crude Oil and Natural Gas Production.”

In 2023, we processed an average of 792 thousand barrels of crude oil per day, which represented a 2.9% decrease when compared to the 816 thousand barrels of crude oil per day processed in 2022. This performance is explained by the scheduled rehabilitation works in the Madero refinery during the second half of the year and operational issues in the primary and distillation units of the Salamanca refinery. The Tula, Salina Cruz and Minatitlán refineries were the refineries with the best operating performance, with crude oil processing levels of 190.9 thousand barrels per day, 178.2 thousand barrels per day and 115.9 thousand barrels per day, respectively. As a result, we used 48.3% of our distillation capacity in 2023, which represents a decrease compared to the 49.7% used in 2022.

Our refineries with above-average utilization rates in 2023 were Tula and Salina Cruz, which recorded utilization rates of 60.6% and 54.0%, respectively. In 2023, our variable refining margin was U.S.$ 11.04 per barrel, or U.S.$3.69 higher than the U.S.$7.34 in 2022. This increase was primarily due to higher prices of refined products in the Gulf Coast.

Armed conflict and related destabilization of world energy markets

The prices of oil and natural gas remain extremely volatile as a result of ongoing armed conflicts, including the military conflict involving Russia and Ukraine, the conflict in Gaza and disruptions to shipping operations in the Red Sea. Our revenues and profitability are heavily dependent on the prices we receive from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC and OPEC+ member states and other oil-producing nations. Destabilization of global oil and gas prices could reduce our sales and adversely affect our results and profitability. Oil and gas prices have, on average, decreased and may continue to decrease based on factors beyond our control, including geopolitical events.

During 2023, the price of the Mexican crude oil export mix decreased by U.S.$20.8 or 23.5%, from U.S.$88.41 per barrel in 2022 to U.S.$67.65 per barrel in 2023, which was reflected in the decrease in the value of our revenues.

Total sales decreased by 27.8% or Ps.663.5 billion in 2023, from Ps.2,383.4 billion in 2022 to Ps.1,719.9 billion in 2023, mainly due to decreases in the sales prices of gasoline, diesel, fuel oil, jet fuel, natural gas and natural gas liquids.
Sales Volumes and Prices
The profitability of our operations in any particular accounting period is directly related to the sales volume of, and average realized prices for, the crude oil and natural gas that we sell. These average realized prices for crude oil and natural gas fluctuate from one period to another due to world market conditions and other factors.
Export Volumes and Prices
Pemex Exploration and Production sells crude oil to PMI, which then sells it to international clients. The volume of crude oil that we export is the volume delivered to international clients. PMI bases crude oil export price formulas on a basket of international reference prices and a constant set according to specific market conditions. We determine export prices of refined products, petrochemicals and natural gas by reference to market conditions and direct negotiations with our clients.

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
The following table sets forth the weighted average market price per barrel of crude oil that PMI received from exports and the average price of the United States benchmark (as the main market for Mexican crude oil), West Texas Intermediate (WTI) crude oil, for the years indicated. The average price differential between WTI and the crude oil that we exported in the last three years fluctuated between U.S.$2.32 in 2021 to U.S.$6.69 in 2023, which is mainly the result of fluctuations in the price of other benchmarks on which our pricing formulas for crude oil are based. See “Item 4—Information on the Company—Business Overview—International Trading.”

	Year ended December 31,
	2023		2022		2021
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $	77.67	U.S. $	94.58	U.S. $	68.10
PEMEX crude oil weighted average export price	70.98		89.24		65.78
________________
Note:    The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On April 26, 2024, the spot price for West Texas Intermediate crude oil was U.S. $83.85 per barrel and the reference price for the Mexican crude oil basket was an estimated U.S. $77.81 per barrel.
Sources: PEMEX’s oil statistics and Platt’s U.S. Marketscan (S&P Global Inc.).
Domestic Prices
Domestic gasoline prices are liberalized and determined by market conditions. For more information on domestic prices, see “Item 4—Business Overview—Industrial Transformation—Refining—Price Regulations."

The following table compares the average prices in nominal terms of selected petroleum and petrochemical products in Mexico for the years indicated:

	Year ended December 31,
	2023		2022	2021
Petroleum Products
Unleaded regular gasoline(1)...........................	Ps.	1,427.29	2,433.60	1,995.23
Premium gasoline(1)..........................................	1,554.83		2,636.63	2,086.49
Diesel(1)...............................................................	1,545.47		2,708.67	1,922.21
Jet fuel(1).............................................................	1,382.89		2,946.60	1,832.08
Natural Gas(2).....................................................	3.90		13.96	13.16
Liquified Petroleum(2)......................................	22.58		36.89	34.16
Selected Petrochemicals
Ammonia(3)........................................................	15,413.95		28,206.00	18,334.19
Polyethylene(3)...................................................	16,209.26		26,827.44	30,215.87

(1) Pesos per barrel.
(2) Pesos per hundred cubic feet.
(3) Pesos per ton.
Source: Petróleos Mexicanos.

Hydrocarbon Duties and Income Taxes
The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2023		2022		2021
	(in millions of pesos)
Hydrocarbon extraction duties	Ps.	214,076	Ps.	391,420	Ps.	306,827
Income tax (benefit)	5,923		Ps.	(71,239)	Ps.	521
Total	Ps.	219,999	Ps.	320,181	Ps.	307,348
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
On April 12, 2020, the OPEC+ countries, including Mexico, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020, through June 30, 2020, by 7.7 million barrels per day from July 1, 2020, through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. Pursuant to this agreement, Mexico agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. While OPEC+ has since entered into further production agreements, including a reduction of oil production announced on April 2, 2023, no further agreements have been made between Mexico and OPEC and non-OPEC members as of December 31, 2023, and as of the date of this annual report.
Selected Financial Data
The selected statement of comprehensive income (loss), statement of financial position and statement of cash flows data set forth below have been derived from, and should be read in conjunction with, our consolidated financial statements.

	Year ended December 31,(1)
	2023	2022	2021	2023(2)
	(in millions of pesos)			(in millions of U.S. dollars)
Statement of Comprehensive Income (Loss) Data
Total revenues	1,719,938	2,383,388	1,495,629	101,639
Operating income	122,951	445,459	228,928	7,266
Financing income	18,210	27,228	28,907	1,076
Financing cost	152,171	159,684	164,572	8,993
Derivative financial instruments income (cost), net	672	(22,863)	(25,224)	40
Foreign exchange income (loss), net	238,079	129,690	(45,675)	14,069
Net income (loss)	8,152	99,998	(294,776)	482
Statement of Financial Position Data (end of period)
Cash and cash equivalents	68,747	64,415	76,506	4,063
Total assets	2,303,475	2,245,558	2,052,098	136,123
Short-term debt and current portion of long-term debt	477,222	465,948	492,284	28,201
Long-term debt, net of current portion	1,317,249	1,625,516	1,757,412	77,842
Total long-term liabilities	2,832,736	3,084,643	3,299,451	167,400
Total equity (deficit)	(1,652,979)	(1,768,822)	(2,170,001)	(97,682)
Statement of Cash Flows
Depreciation and amortization of wells, pipelines, properties, plant and equipment	137,555	139,772	133,431	8,129
Acquisition of wells, pipelines, properties, plant and equipment(3)	(256,863)	(305,335)	(209,592)	(15,179)
(1)Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our consolidated financial statements included herein.
(2)Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the Ministry of Finance and Public Credit for accounting purposes of Ps.16.9220 = U.S. $1.00 at December 31, 2023. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
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
Results of Operations
A.Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022
Total Revenues

Total revenues decreased by 27.8% or Ps. 663.5 billion in 2023, from Ps. 2,383.4 billion in 2022 to Ps. 1,719.9 billion in 2023, primarily due to decreases in domestic sales prices of gasoline, diesel, jet fuel, natural gas and natural gas liquids and a 20.2% decrease in the weighted average price of Mexican crude oil for export sales. The decrease in total revenues resulted from decreased sales prices (Ps. 909.7 billion), a decrease in foreign currency variations (Ps. 110.6 billion) and decrease in the recognition of a tax incentive (Ps. 111.9 billion) in the form of a tax credit for the Impuesto Especial Sobre Producción y Servicios published on March 4, 2022 (the “IEPS Tax Decree”), on the sale of automotive fuels. This decrease was partially offset by an increase in the domestic sales volume of gasoline, diesel, jet fuel and natural gas (Ps. 470.4 billion) which in turn was primarily due to an increase in our domestic market share for these products.

From January 1 to December 31, 2023, the weighted average Mexican export crude oil price was U.S. $70.59 per barrel, as compared to U.S. $88.41 per barrel for the same period in 2022.
Domestic Sales
Domestic sales decreased by 20.5% or Ps. 244.0 billion in 2023, from Ps. 1,192.7 billion in 2022 to Ps. 948.7 billion in 2023, mainly due to decreases in the sales prices of gasoline, diesel, jet fuel, natural gas and natural gas liquids. This decrease was partially offset by an increase in the sales volume of gasoline, diesel, jet fuel and natural gas. Domestic sales of petroleum products decreased by 28.9% in 2023, from Ps. 954.4 billion in 2022 to Ps. 678.9 billion in 2023, mainly due to a 29.5% decrease in the sales price of gasoline, a 38.2% decrease in the sales price of diesel, a 53.1% decrease in the sales price of jet fuel and a 72.1% decrease in the sales price of natural gas. This decrease in domestic sales of petroleum products was partially offset by an increase in sales volume, mainly due to a 29.6% increase in the sales volume of gasoline, a 23.5% increase in the sales volume of diesel, a 55.1% increase in the sales volume of jet fuel and a 46.7% increase in the sales volume of natural gas.

Domestic sales of natural gas decreased by 59.0% in 2023, from Ps. 57.3 billion in 2022 to Ps. 23.5 billion in 2023, primarily due to a 72.1% decrease in its average sales price.

Domestic sales of LPG decreased by 39.0% in 2023, from Ps. 65.7 billion in 2022 to Ps. 40.1 billion in 2023. This increase was primarily due to an 38.8% decrease in its average sales price.

Incentive for Automotive Fuels

The incentive for automotive fuels related to the IEPS Tax Decree decreased by Ps.111.9 billion in 2022 to Ps. 0.02 billion in 2023. This decrease resulted primarily from lower international prices of fuels and crude oil, as well as an appreciation of the peso against the U.S. dollar in 2023, which resulted in a low application of the incentive in the period.
Export Sales

Export sales decreased by 28.5% in peso terms in 2023 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 1,073.4 billion in 2022 to Ps. 767.6 billion in 2023. This decrease was mainly due to a 20.2% decrease in the weighted average Mexican export crude oil price in 2023, compared to 2022. From January 1 to December 31, 2023, the weighted average Mexican export crude oil price was U.S. $70.59 per barrel, as compared to U.S. $88.41 per barrel for the same period in 2022. Export sales of Deer Park decreased by 27.4% in 2023, from Ps. 238.5 billion in 2022 to Ps. 173.2 billion in 2023. This decrease was mainly due to a 35.5% decrease in the sales price of petroleum distillates and gasoline.

Excluding the trading activities of the Trading Companies and Deer Park (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to third parties decreased by 24.7% in peso terms, from Ps. 741.3 billion in 2022 to Ps. 558.2 billion in 2023. In U.S. dollar terms, excluding the trading activities of the Trading Companies, total export sales (which are U.S. dollar denominated) decreased by 16.3% in 2023, from U.S. $36.7 billion in 2022 to U.S. $30.7 billion in 2023. This was primarily due to the 20.2% decrease in the weighted average Mexican crude oil export price. The trading and export activities of the Trading Companies and Deer Park generated additional revenues of Ps. 209.3 billion in 2023, 37.0% lower in peso terms than the Ps. 332.1 billion generated in 2022. This decrease was mainly due to export sales of Deer Park by decreases in the average prices of distillates and gasoline.

Crude oil and condensate export sales accounted for 61.3% of total export sales in 2023, as compared to 58.6% in 2022. These crude oil and condensate sales decreased in peso terms by 25.2% in 2023, from Ps. 628.7 billion in 2022 to Ps. 470.5 billion in 2023 and in U.S. dollar terms by 15.0%, from U.S. $31.3 billion in 2022 to U.S. $26.6 billion in 2023. The weighted average Mexican crude oil export price in 2023 was 20.2% lower than the weighted average price of U.S. $88.41 per barrel in 2022.

Export sales of petroleum products, including natural gas and natural gas liquids, by our industrial transformation segment decreased from 9.7% of total export sales in 2022 to 9.6% of those export sales in 2023. Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 28.8%, from Ps. 103.9 billion in 2022 to Ps. 74.0 billion in 2023, primarily due to a decrease in the sales prices of fuel oil.

Export sales of petrochemical products (including certain byproducts of the petrochemical process) decreased by Ps. 3.0 billion in 2023, from Ps. 5.5 billion in 2022 to Ps. 2.5 billion in 2023, primarily due to a decrease in volume of sales by Grupo Fertinal, S.A. de C.V. and Pemex Industrial Transformation in 2023.
Services Income
Services income decreased by 31.4% in 2023, from Ps. 5.4 billion in 2022 to Ps. 3.7 billion in 2023, primarily as a result of a decrease in transportation services provided by Pemex Industrial Transformation and Pemex Logistics to third parties.
Cost of Sales

Cost of sales decreased by 18.7%, from Ps. 1,698.6 billion in 2022 to Ps. 1,380.7 billion in 2023. This decrease was mainly due to: (1) a Ps. 318.8 billion decrease in import purchases, primarily of Premium and Magna gasoline, diesel, jet fuel, natural gas and natural gas liquids, due to a decrease in the purchase price of these products, (2) a Ps. 82.2 billion decrease in exploration and extraction taxes and duties, mainly due to the reduction of hydrocarbon prices in 2023 and the suspension of the Profit-Sharing Duty for the months of October, November and December 2023, and (3) a decrease of Ps. 28.2 billion in purchases of crude oil from third parties who hold contracts with National Hydrocarbons Commission due to decreases of crude oil price. This decrease was partially offset by (1) an increase of Ps. 62.2 billion in operating expenses and (2) a Ps.16.2 billion increase in exploration costs and expenses related to unsuccessful wells.
Impairment of Wells, Pipelines, Properties, Plant and Equipment

Impairment of wells, pipelines, properties, plant and equipment decreased by Ps. 54.7 billion in 2023, from a net impairment of Ps. 83.5 billion in 2022 to a net impairment of Ps. 28.8 billion in 2023. This net impairment was primarily due to Ps. 25.6 billion in the cash generating units of Pemex Industrial Transformation, mainly due to a negative effect of exchange rate from Ps. 19.4143 = U.S. $1.00 as of December 31, 2022, to Ps. 16.9220 = U.S. $1.00 as of December 31, 2023; and Ps. 2.4 billion in the cash generating units of Pemex Exploration and Production, mainly due to an increase in costs and expenses in the Aceite Terciario del Golfo, Burgos, Tsimin Xux and Ogarrio Sánchez CGUs.
Administrative Expenses and Distribution, Transportation and Sale Expenses
Administrative expenses and distribution, transportation and sale expenses increased by Ps. 15.7 billion in 2023, from Ps. 170.2 billion in 2022 to Ps. 185.9 billion in 2023, mainly due to increases in net periodic cost of employee benefits and personnel services.
Other Revenues

Other revenues decreased by Ps. 24.3 billion in 2023, from Ps. 39.9 billion in 2022 to Ps. 15.6 billion in 2023. This effect was mainly due to Ps. 10.4 billion attributable to the currency exchange effect resulting from the investment in Deer Park which was only recognized in 2022, Ps. 1.3 billion in gain on bargain purchase of business acquisition recognized only in 2022 and a decrease of Ps. 10.9 billion in sundry income, which was mainly due to the cancellation of provisions by Ps. 9.1 billion in 2022.
Other Expenses

Other expenses decreased by Ps. 8.4 billion in 2023, from Ps. 25.6 billion in 2022 to Ps. 17.2 billion in 2023. This decrease was mainly due to a Ps. 11.4 billion reduction in disposal of fixed assets without development plans in Pemex Exploration and Production.

Financing Income

Financing income decreased by Ps. 9.0 billion in 2023, from Ps. 27.2 billion in 2022 to Ps. 18.2 billion in 2023. This decrease was mainly due to the effect of the depreciation of the U.S. dollar against the peso on our accounts receivable related to the sale of hydrocarbons to Asia.
Financing Costs

Financing costs decreased by Ps. 7.5 billion in 2023, from Ps. 159.7 billion in 2022 to Ps. 152.2 billion in 2023, mainly due to the effect of the 12.8% appreciation of the peso against the U.S. dollar as of December 31, 2023, as compared to a 5.7% appreciation of the peso against the U.S. dollar for the same period in 2022.
Derivative Financial Instruments Income (Cost), Net
Derivative financial instruments cost decreased by Ps. 23.6 billion in 2023, from a derivative financial instruments cost of Ps. 22.9 billion in 2022 to a derivative financial instruments income of Ps. 0.7 billion in 2023, mainly as a result of (1) an increase in the fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net increase in other derivative financial instruments, such as currency options.
Foreign Exchange Income (Loss), Net

A substantial portion of our indebtedness, 80.5% as of December 31, 2023, is denominated in foreign currencies. Our exchange income, net, increased by Ps. 108.4 billion in 2023, from an exchange income of Ps. 129.7 billion in 2022 to an exchange income of Ps. 238.1 billion in 2023, primarily as a result of a 12.8% appreciation of the peso relative to the U.S. dollar in 2023. Due to the fact that 100% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, and only 68% of our expenses, including financing costs, are linked to U.S. dollar prices, the appreciation of the peso relative to the U.S. dollar benefits our ability to meet peso-denominated obligations. The value of the peso in U.S. dollar terms appreciated by 12.8% in 2023, from Ps. 19.4143 per U.S. $1.00 at December 31, 2022, to Ps. 16.9220 per U.S. $1.00 at December 31, 2023, as compared to a 5.7% depreciation of the peso in U.S. dollar terms in 2022.

Profits (loss) sharing in joint ventures and associates

The profit sharing in joint ventures and associates increased by 33.3% in 2023, from a profit sharing of Ps. 0.3 billion in 2022, to a profit sharing of Ps. 0.4 billion in 2023.
Taxes, Duties and Other

The Profit-Sharing Duty and other duties and taxes paid decreased by 31.3% in 2023, from Ps. 320.2 billion in 2022, to Ps. 220.0 billion in 2023, mainly due to (1) a decrease in the Profit-sharing Duty of Ps. 177.3 billion, principally driven by the 20.2% decrease in the weighted average export price of Mexican crude oil, from U.S. $88.41 per barrel in 2022 to U.S. $70.59 per barrel in 2023 and the suspension of the Profit-Sharing Duty for the months of October, November and December 2023 and (2) the unfavorable effect of deferred income tax of Ps. 71.0 billion mainly due to the increase in tax loss carry-forwards in 2022. Duties and taxes represented 13.4% and 12.8% of total sales in 2022 and 2023, respectively.

Net Income/Loss

In 2023, we had a net income of Ps.8.2 billion from Ps. 1,719.9 billion in total revenues, as compared to a net income of Ps. 100.0 billion from Ps. 2,383.4 billion in total revenues in 2022. This decrease in net income relative to 2022 was primarily explained by:

•a Ps. 663.5 billion decrease in total revenues, mainly due to a decrease in the average price of crude oil, decrease in prices of gasoline, diesel, jet fuel, natural gas and natural gas liquids and increase in volume of gasoline, diesel and jet fuel and natural gas;
•a Ps. 24.3 billion decrease in other income;
•a Ps. 9.0 billion decrease in financing income; and
•a Ps. 15.7 billion increase in administrative expenses and distribution, transportation and sale expenses.

These effects were partially offset by:

•a Ps.317.9 billion decrease in cost of sales, mainly due to an decrease in purchases of products;
•a Ps. 35.7 billion decrease in impairment of wells, pipelines, properties, plant and equipment;
•a Ps. 100.2 billion decrease in taxes and other duties.
•a Ps. 7.5 billion decrease in financing cost;
•a Ps. 23.5 billion decrease in derivative financial instruments costs;
•a Ps. 8.3 billion decrease in other expenses; and
•a Ps. 108.4 billion increase in exchange gain.

Other Comprehensive Results

In 2023, we had a total comprehensive loss of Ps. 50.8 billion as compared to Ps. 189.9 billion of comprehensive income in 2022, primarily due to actuarial losses recognized in 2023 related to retirement and post-employment benefits, mainly due to increase in the discount and return on plan assets rate from 9.39% as of December 31, 2022 to 9.42% as of December 31, 2023.

B. Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021
Total Revenues

Total revenues increased by 59.4% or Ps. 887.8 billion in 2022, from Ps. 1,495.6 billion in 2021 to Ps. 2,383.4 billion in 2022, primarily due to increases in domestic sales prices of gasoline, diesel, fuel oil, jet fuel, natural gas and natural gas liquids, an increase in volume of gasoline, diesel and jet fuel, and a 35.7% increase in the weighted average price of Mexican crude oil for export sales. This increase in total revenues was due to price increases of 40.4%, increases in volume of 19.5%, the recognition of product sales by Deer Park of 26.9%, foreign currency variations of 0.6% and the recognition of a tax incentive of 12.6% in the form of the IEPS Tax Decree, on the sale of automotive fuels.

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
Foreign Exchange Income (Loss), Net
A substantial portion of our indebtedness, 83.3% as of December 31, 2022, is denominated in foreign currencies. Our exchange loss, net, decreased by Ps. 175.4 billion in 2022, from an exchange loss of Ps. 45.7 billion in 2021 to an exchange income of Ps. 129.7 billion in 2022, primarily as a result of a 5.7% appreciation of the peso relative to the U.S. dollar in 2022. Due to the fact that 100% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, and only 71% of our expenses, including financing costs, are linked to U.S. dollar prices, the appreciation of the peso relative to the U.S. dollar benefits our ability to meet peso-denominated obligations. The value of the peso in U.S. dollar terms appreciated by 5.7% in 2022, from Ps. 20.5835 per U.S. $1.00 at December 31, 2021, to Ps. 19.4143 per U.S. $1.00 at December 31, 2022, as compared to a 3.2% depreciation of the peso in U.S. dollar terms in 2021.

Profits (loss) sharing in joint ventures and associates.
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

Liquidity and Capital Resources

Overview

During 2023, our liquidity position increased 12.3% due to higher cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position was Ps. 73.7 billion as of December 31, 2023, which represented an increase of Ps.8.1 billion from our Ps.65.6 billion position as of December 31, 2022.

Our principal use of funds in 2023 was the payment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.881.4 billion from borrowings and with Ps.127.7 billion of the total Ps.166.6 billion received in equity contributions from the Mexican Government.

Our 2023 budget included Ps. 25.5 billion related to capital contributions for our subsidiary company PTI Infraestructura de Desarrollo, S.A. de C.V., for the construction of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco. For budgetary purposes, these capital contributions were classified as a financial investment, rather than a capital expenditure. During 2023, works in progress for the construction of the Olmeca refinery, including payments made in advance to contractors, decreased by Ps. 20.6 billion from Ps.26.5 billion as of December 31, 2022, to Ps.5.9 billion as of December 31, 2023.

As of December 31, 2023, we owed our suppliers Ps. 368.3 billion, a 30.5% increase as compared to the Ps. 282.2 billion owed as of December 31, 2022. As of December 31, 2023, we have paid the total outstanding balance due to suppliers and contractors as of December 31, 2022, and, as of March 31, 2024, we have paid approximately 34.1% of the total outstanding balance due to suppliers and contractors as of December 31, 2023. The average number of days outstanding of our accounts payable increased by 88.9%, from 90 days as of December 31, 2022, to 170 days as of December 31, 2023.

Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines, equity contributions and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in 2024. Our ability to raise cash from financing activities and contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.
The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2024, provides for our incurrence of up to Ps. 203.7 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions. The Federal Revenue Law applicable to us from January 1 to December 31, 2023, provided for our incurrence of up to Ps. 29.9 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.
As of December 31, 2023, our total indebtedness, including accrued interest, was Ps. 1,794.5 billion (U.S. $106.0 billion) in nominal terms, which represented a 14.2% decrease compared to our total indebtedness, including accrued interest, of Ps. 2,091.5 billion (U.S. $123.6 billion) as of December 31, 2022. Ps. 770.5 billion (U.S. $45.5 billion) of our existing debt as of December 31, 2023, or 42.9%, is scheduled to mature in the next three years. Our working capital decreased from a negative working capital of Ps. 401.8 billion (U.S. $23.7 billion) as of December 31, 2022, to a negative working capital of Ps. 585.2 billion (U.S. $34.6 billion) as of December 31, 2023. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 22-F to our consolidated financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 34.7% of our total liabilities as of December 31, 2023 and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of December 31, 2023, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps. 1,372.5 billion. For more information on our Employee Benefits and Benefit Pension Plan, see Note 19 to our consolidated financial statements included herein.
Credit ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico.
Adverse ratings actions related to us that occurred in 2023 and as of the date of this annual report include the following:

•On July 14, 2023, Fitch Ratings (“Fitch”) downgraded our credit rating from BB- to B+ citing concerns around our operating performance and the Mexican Government’s willingness to provide us with additional liquidity.

•On July 21, 2023, Moody’s Investor Service (“Moody’s”) affirmed our rating of B1 but downgraded our outlook from stable to negative citing increased credit risks resulting from our inability to increase capital investments, improve our financial and operating performance, and address risks associated with environmental, social and governance matters.

•On December 20, 2023, Fitch affirmed our long-term foreign and local currency issuer default ratings at B+. However, Fitch removed our credit ratings from its negative watch list, citing the inclusion and approval of financial support for us in the Mexican Government's Federal Budget for 2024.

•On February 9, 2024, Moody's downgraded our credit rating from B1 to B3 and affirmed its negative outlook citing our weakening standalone credit quality and uncertainty over the support we may receive from the next Mexican Government administration.
Further downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations. See "Item 3—Risk Factors—Risk Factors Related to Our Operations—Downgrades in our credit ratings could negatively impact our access to the financial markets and cost of financing” above.

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
Equity Structure and Mexican Government Contributions
Our total equity (deficit) as of December 31, 2023, was negative Ps.1,653.0 billion, and our total capitalization (long-term debt plus equity) totaled negative Ps.335.7 billion. During 2023, our total deficit decreased from negative Ps. 1,768.8 billion as of December 31, 2022, to negative Ps.1,653.0 billion as of December 31, 2023, primarily due to Mexican Government contributions by Ps.166.6 billion. This amount was offset by our net loss for the year of Ps.8.2 billion, Ps. 54.0 billion of negative currency translation effects and Ps. 4.9 billion in actuarial losses on employee benefits. Under the Ley de Concursos Mercantiles (the Commercial Bankruptcy Law), Petróleos Mexicanos and the subsidiary entities cannot be subject to bankruptcy proceedings. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.
During 2023 and 2022, we received Ps.166.6 billion and Ps.211.3 billion, respectively in capital contributions from the Mexican Government. See Note 22 to our consolidated financial statements included herein for more information.
As of December 31, 2023 and 2022, the total amount of contributions in the form of Certificates of Contribution “A” was Ps.166.6 billion and Ps.188.3 billion, respectively. As of December 31, 2023 and 2022, the balance of the form of Certificates of Contribution “A” was Ps.1,196.2 billion and Ps. 1,029.6 billion, respectively.

During the first quarter of 2024, we received equity contributions from the Mexican Government of P.s 82.9 billion.
Cash Flows from Operating, Financing and Investing Activities

During 2023, net cash flows from operating activities totaled Ps. 311.9 billion, as compared to Ps. 356.6 billion in 2022. During 2023, our net cash flows used in investing activities totaled Ps. (267.0) billion, as compared to net cash flows used in investing activities of Ps. (372.9) billion in 2022. Our net cash flows used in financing activities totaled Ps. (28.8) billion in 2023, as compared to net cash flows from financing activities of Ps. 11.2 billion in 2022.

On December 31, 2023, our cash and cash equivalents totaled Ps. 68.7 billion, as compared to Ps. 64.4 billion at December 31, 2022. See Note 9 to our consolidated financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of December 31, 2023 and 2022.

	As of December 31,
	2023		2022
	(millions of pesos)
Borrowing base under lines of credit	Ps.	4,971	Ps.	1,206
Cash and cash equivalents	68,747		64,415
Liquidity	Ps.	73,719	Ps.	65,621
The following table summarizes our sources and uses of cash for the years ended December 31, 2023 and 2022.

	For the years ended December 31,
	2023		2022
	(millions of pesos)
Net cash flows from operating activities	Ps.	311,946	Ps.	356,638
Net cash flows (used in) investing activities	(266,972)		(372,935)
Net cash flows (used in) from financing activities	(28,762)		11,189
Net increase (decrease) in cash and cash equivalents	Ps.	16,211	Ps.	(5,108)
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

Commitments for Capital Expenditures and Sources of Funding

Our capital expenditures for 2023 were Ps. 208,704 million, however, we expect to increase our capital expenditures budget for 2024 up to Ps. 207,704 million. Both figures exclude amounts for non-capitalizable maintenance. For an overview of current capital expenditure commitments, see “Item 4—Information on the Company—History and Development—Capital Expenditures” and the “Capital Expenditures and Budget” sections for each business segment in Item 4. The amount of our aggregate capital expenditures commitments for 2024 remains subject to adjustment by the Mexican Government. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us, could transfer or reorganize our assets, or may otherwise limit our ability to satisfy our external debt obligations.”

The following table sets forth our total capital expenditures, excluding non-capitalizable maintenance, by segment for the year ended December 31, 2023 and the budget for these expenditures for 2024. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS. For more information, see “Item 4—History and Development —Capital Expenditures.”

	Year ended December 31,		Budget
	2023		2024(1)
	(millions of pesos)(2)
Exploration and Production	Ps.	165,905	Ps.	180,723
Industrial Transformation	33,898		21,727
Logistics	7,755		3,786
Corporate and other Subsidiaries	1,146		1,468
Total	Ps.	208,704	Ps.	207,704
________________
Note: Numbers may not total due to rounding.
(1) Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
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
2023 Financing Activities

Financing activities as of December 31, 2023 and 2022, as well as those between January 1, 2024 and the date of this annual report are disclosed in Notes 16 and 28 to our consolidated financial statements included herein.

Indebtedness
During 2023, our total debt decreased by 14.2%, from Ps. 2,091.5 billion on December 31, 2022, to Ps. 1,794.5 billion at December 31, 2023, primarily due to the appreciation of the peso against the U.S. dollar and the payments made during the year . See Note 16 to our consolidated financial statements included herein for more information.
As of December 31, 2023 and as of the date of this annual report, we were not in default on any of our financing agreements.

The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2023, based on short- and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S.$	370
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks	15,662
Lines of credit with fixed interest rates	9,949
Total short-term debt(1)	U.S.$	25,981
Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 0.54% to 10.37% and maturities ranging from 2024 to 2060 and perpetual bonds with no maturity date	72,694
Variable rate instruments
Drawings under lines of credit based on SOFR and other variable rates with maturities ranging from 2024 to 2031	5,124
Floating rate notes with maturities ranging from 2024 to 2025	25
Total variable rate instruments	U.S.$	5,149
Total long-term debt	U.S.$	77,843
Total indebtedness(1)	U.S.$	103,824
________________
Note: Numbers may not total due to rounding.
(1) Excludes U.S. $2,220.0 million (Ps. 37,566.0 million) of accrued interest and includes notes payable to contractors.
The table below sets forth our total indebtedness as of December 31 for each of the three years from 2021 to 2023.
Total Indebtedness

	As of December 31,(1)
	2023		2022		2021
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S.$	20,268	U.S.$	17,733	U.S.$	15,484
External debt in various currencies(3)
Bonds	69,183		71,653		75,188
Direct loans	12,577		13,861		13,834
Project financing(4)	605		1,118		1,632
Capital lease and financing of infrastructure assets(5)	1,133		1,231		1,323
Notes payable to contractors	58		105		21
Total external debt	U.S.$	83,556	U.S.$	87,967	U.S.$	91,998
Total indebtedness	U.S.$	103,824	U.S.$	105,700	U.S.$	107,482
________________
Note: Numbers may not total due to rounding.
(1)Figures do not include accrued interest. Accrued interest was U.S.$ 2,220.0 million, U.S. $2,027.5 million and U.S. $1,814.0 million at December 31, 2023, 2022 and 2021, respectively.
(2)Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps.16.9220 = $1.00 for 2023, Ps.19.4143 = $1.00 for 2022 and Ps.20.5835 = $1.00 for 2021 See Note 16 to our consolidated financial statements included herein.
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
Revenue by Business Segment
The following table sets forth our trade and intersegment total revenues by business segment for the fiscal years ended December 31, 2023, 2022 and 2021 as well as the percentage change in sales revenues for those years.

	Year Ended December 31,
	2023		2022		2021		2023 vs. 2022	2022 vs. 2021
	(in millions of pesos)(1)						(% )	(%)
Exploration and Production
Trade sales(2)	Ps.	439,671	Ps.	580,809	Ps.	468,595	(24.3)	23.9
Intersegment sales	460,699		717,367		460,573		(35.8)	55.8
Total net revenues	900,370		1,298,176		929,168		(30.6)	39.7
Industrial Transformation (3)
Trade sales(2)	Ps.	751,381	Ps.	1,208,012	Ps.	705,135	(37.8)	71.3
Intersegment sales	283,789		302,191		186,494		(6.1)	62.0
Total net revenues	1,035,170		1,510,203		891,629		(31.5)	69.4
Logistics
Trade sales(2)	Ps.	1,381	Ps.	1,583	Ps.	2,949	(12.8)	(46.3)
Intersegment sales	96,564		89,622		84,953		7.7	5.5
Total net revenues	97,945		91,205		87,902		7.4	3.8
DPRLP (3)
Trade sales(2)	Ps.	173,220	Ps.	238,941	n.a.		(27.5)	n.a.
Intersegment sales	12,949		29,194		n.a.		(55.6)	n.a.
Total net revenues	186,169		268,135		—		(30.6)	n.a.
Trading Companies
Trade sales(2)	Ps.	335,305	Ps.	336,538	Ps.	305,851	(0.4)	10.0
Intersegment sales	604,815		819,994		400,866		(26.2)	104.6
Total net revenues	940,120		1,156,532		706,717		(18.7)	63.6
Corporate
Trade sales(2)	Ps.	1	Ps.	1	Ps.	2	—	(50.0)
Intersegment sales	96,620		80,180		83,781		20.5	(4.3)
Total net revenues	96,621		80,181		83,783		20.5	(4.3)
Other operating subsidiary companies
Trade sales(2)	Ps.	18,979	Ps.	17,505	Ps.	13,097	8.4	33.7
Intersegment sales and total eliminations	(1,555,436)		(2,038,549)		(1,216,667)		(23.7)	67.6
Total net revenues	(1,536,457)		(2,021,044)		(1,203,570)		(24.0)	67.9
Total revenues	Ps.	1,719,938	Ps.	2,383,388	Ps.	1,495,629	(27.8)	59.4
________________
Note: Numbers may not total due to rounding.
(1)Figures for 2023, 2022 and 2021 are stated in nominal pesos.
(2)Trade sales represent sales to external customers. See “Item 5—Operating and Financial Review and Prospects—Selected Financial Data.”
(3)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.
Income by Business Segment
The following table sets forth our net income (loss) by business segment for each year in the fiscal years ended December 31, 2023, 2022 and 2021, as well as the percentage change in income for those years.

	Year Ended December 31,						2023 vs. 2022	2022 vs. 2021
	2023		2022		2021
	(in millions of pesos)(1)						(%)	(%)
Business Segment
Exploration and Production	Ps.	153,299	Ps.	261,241	Ps.	(39,898)	(41.3)	(754.8)
Industrial Transformation	(114,365)		(168,723)		(219,842)		(32.2)	(23.3)
Logistics	7,300		16,572		15,474		(55.9)	7.1
DPRLP (2)	11,967		20,905		n.a.		(42.8)	n.a.
Trading Companies	25,260		36,071		829		(30.0)	4251.9
Corporate	8,107		100,412		(294,532)		(91.9)	(134.1)
Other operating subsidiary companies	20,113		47,507		(13,594)		(57.7)	(449.5)
Eliminations	(103,527)		(213,987)		256,787		(51.6)	(183.3)
Total net income (loss)	Ps.	8,154	Ps.	99,998	Ps.	(294,776)	(91.8)	(133.9)
________________
Note: Numbers may not total due to rounding.
(1)Figures are stated in nominal pesos. See “Item 5—Operating and Financial Review and Prospects—Selected Financial Data.”
(2)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.
Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

2023 compared to 2022
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
Exploration and Production
In 2023, total revenue related to exploration and production activities decreased by 30.6%, primarily due to the decrease in crude oil export prices. The weighted average price of crude oil sold by our exploration and production segment for export was U.S. $88.41 in 2022 compared to U.S. $70.59 in 2023. Net income related to exploration and production activities decreased by Ps. 107,942 million, from a net income of Ps. 261,241 million in 2022 to a Ps. 153,299 million income in 2023, primarily due to a decrease in sales.
Industrial Transformation
In 2023, total revenue related to industrial transformation activities decreased by 31.5%, from Ps. 1,510,203 million in 2022 to Ps. 1,035,170 million in 2023, primarily due to a decrease in the average sales prices of petroleum products. In 2023, our net loss related to industrial transformation activities was Ps. 114,365 million, an increase of Ps. 54,358 million as compared to the Ps. 168,723 million net loss recognized in 2022. The decrease in net loss was due to a positive translation effect resulting from an appreciation of the Mexican peso against the U.S. dollar in 2023.
Logistics
In 2023, total revenue related to the logistics segment increased by 7.4%, from Ps. 91,205 million in 2022 to Ps. 97,945 million in 2023, primarily due to an increase in the services provided to Pemex Industrial Transformation. In 2023, our net income related to logistics activities was Ps. 7,300 million, a decrease of Ps. 9,272 million in comparison to our net income of Ps. 16,572 million in 2022. This decrease in net income was primarily the result of an increase in administrative expenses.

Deer Park Refining Limited Partnership
During 2023, total revenue of Deer Park was Ps. 186,169 million, a decrease of 30.6%, from a total revenue of Ps.268,135 million in 2022. Net income related to the Deer Park segment was Ps. 11,967 million in 2023, as compared to Ps. 20,905 in 2022. This decrease in net income was mainly due to lower sales.
Trading Companies
In 2023, total revenue relating to the Trading Companies’ exports of crude oil and petroleum products (including services income) decreased by 18.7%, from Ps. 1,156,532 million in 2022 to Ps. 940,120 million in 2023, primarily as a result of a decrease in average crude oil export prices from U.S. $88.41 in 2022 to U.S. $70.59 in 2023. In 2023, net income related to the Trading Companies decreased Ps. 10,811 million, from a net income of Ps. 36,071 million in 2022 to a net income of Ps. 25,260 million in 2023, primarily as a result of a decrease in sales.
Corporate
In 2023, total revenue relating to the corporate segment increased by 20.5%, from Ps. 80,181 million in 2022 to Ps. 96,621 million in 2023, primarily as a result of higher services income. In 2023, net income related to the corporate segment decreased Ps. 92,305 million, from a net income of Ps. 100,412 million in 2022 to a net loss of Ps. 8,107 million in 2023, primarily as a result of the recognition of losses from the equity method from subsidiary entities.
Other Operating Subsidiary Companies
In 2023, total revenues relating to other subsidiary companies increased from Ps. 17,505 million in 2022 to Ps. 18,979 million in 2023, primarily due to an increase in total revenues. Net loss related to other subsidiary companies after inter-company eliminations decreased 57.7%, from a net income of Ps. 47,507 million in 2022 to a net income of Ps. 20,113 million in 2023, primarily due to a decrease in total sales, an increase in financing cost and a decrease in profit sharing of associates.
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

Exploration and Production

In 2022, total revenue related to exploration and production activities increased by 39.7%, primarily due to the increase in crude oil export prices. The weighted average price of crude oil sold by our exploration and production segment for export was U.S. $65.85 in 2021 compared to U.S. $88.41 in 2022. Net losses related to exploration and production activities decreased by Ps. 301,139 million, from a loss of Ps. 39,898 million in 2021 to a net income of Ps. 261,241 million in 2022, primarily due to an increase in sales.

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

Deer Park Refining Limited Partnership
Beginning January 20, 2022, information for Deer Park is now included as a separate business segment. During 2022 total revenue of Deer Park was Ps. 268,135 million. Net income related to Deer Park segment was Ps. 20,905 million in 2022. Until December 31, 2021, this segment was part of the subsidiary companies.
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

Other Operating Subsidiary Companies

In 2022, total revenues relating to other subsidiary companies increased from Ps. 13,097 million in 2021 to Ps. 17,505 million in 2022, primarily due to an increase in total revenues. Net loss related to other subsidiary companies after inter-company eliminations decreased 449.5%, from a net loss of Ps. 13,594 million in 2021 to a net income of Ps. 47,507 million in 2022, primarily due to an increase in total sales and a decrease in operating costs.

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
Finally, we coordinate with other entities outside of Mexico. For example, we are currently arranging Memorandum of Understandings with entities including SINOPEC, ECOPETROL, INPEX and JOGMEC.
New Accounting Standards

The following accounting standards were effective from January 1, 2023, but they did not have a material effect on our consolidated financial statements:
•Insurance Contracts (Amendments to IFRS 17)
•Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
•Definition of Accounting Estimates (Amendments to IAS 8)
•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

Recently Issued Accounting Standards

Certain of new accounting standards for which earlier application is permitted went into effect for annual periods beginning January 1, 2024. As of the date of this annual report, we have not adopted such new or amended standards in our consolidated financial statements included herein. The following amended standards and interpretations are not expected to have a significant impact on our consolidated financial statements:

i.Applicable as of January 1, 2024
•Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•Lack of Exchangeability (Amendments to IAS 21)

ii.     Applicable as of January 1, 2027

•Presentation and Disclosure in Financial Statements (IFRS 18) we are in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

On March 6, 2024, the SEC adopted final rules mandating registrants to disclose specific climate-related information. We are currently evaluating the potential impact of these regulations on its reporting practices.
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
The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of April 30, 2024:

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Miguel Ángel Maciel Torres
Chairperson of the Board of Directors of Petróleos Mexicanos and Secretary of Energy

Born: 1960

Business experience: Undersecretary of Hydrocarbons of the Ministry of Energy; Deputy Director of Businesses Development for Exploration and Extraction of Petróleos Mexicanos; Deputy Director of Alliances Management of Pemex Exploration and Production; and Deputy Director of Field Development of Pemex Exploration and Production

Other board memberships: CFE (Chairperson); Centro Nacional de Control de Energía (Chairperson); CENAGAS (Chairperson); Instituto Nacional de Electricidad y Energías Limpias (Chairperson); Instituto Nacional de Investigaciones Nucleares (Chairperson); IMP (Chairperson); Litio para México (Chairperson); and Comision Intersecretarial de Gasto Publico, Financiamiento y Desincorporacion (Alternate).

Family relations: None.
		2023
Mr. Víctor David Palacios Gutiérrez	Alternate Board Member of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1954 Business experience: General Director of Natural Gas and Petrochemicals of the Ministry of Energy; Acting Manager of PGPB's La Cangrejera Gas Processing Complex; Assistant Production Manager of PGPB; Project Leader of Maximizing Technology Impact at PPQ's Petroquímica Cangrejera. Other board memberships: CENAGAS (Alternate); and Centro Nacional de Metrología (Alternate). Family relations: None.	2024
Mr. Rogelio Eduardo Ramírez de la O	Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit Born: 1948 Business experience: Board Member of Peña Verde, S.A.B.; Independent Board Member of Reaseguradora Patria, S.A.; and Independent Board Member of Grupo Modelo, S.A. de C.V.	2021

Other board memberships: Centro Nacional de Inteligencia; Casa de Moneda de México (Chairperson); Pronósticos para la Asistencia Pública (Chairperson); Instituto para Devolver al Pueblo lo Robado; (Chairperson) Banco del Bienestar, S.N.C. (Chairperson); Banco Nacional de Comercio Exterior, S.N.C. (BANCOMEXT) (Chairperson); Banco Nacional de Obras y Servicios Públicos, S.N.C. (BANOBRAS) (Chairperson); Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C. (BANJERCITO) (Chairperson); Nacional Financiera, S.N.C. (NAFIN) (Chairperson); Seguros de Crédito a la Vivienda SHF, S.A. de C.V. (SCV) (Chairperson); Sociedad Hipotecaria Federal, S.N.C. (SHF) (Chairperson); Fondo de Operación y Financiamiento Bancario a la Vivienda (FOVI); CNBV; Comisión Nacional de Seguros y Fianzas (CNSF); Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) (Chairperson); Servicio de Administración Tributaria (Tax Administration Service, or the SAT) (Chairperson); Instituto Nacional de las Personas Adultas Mayores; Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad;; Comisión Nacional Forestal; Instituto Mexicano de Tecnología del Agua; Instituto Nacional de Ecología y Cambio Climático (INECC); Comisión Nacional del Agua; ASEA; Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos (CAPUFE); Servicio Postal Mexicano (SEPOMEX);Financiera para el Bienestar; Fondo de Cultura Económica; Instituto Nacional para la Educación de los Adultos; Fideicomiso de los Sistemas Normalizado de Competencia Laboral y de Certificación de Competencia Laboral; Instituto del Fondo Nacional para el Consumo de los Trabajadores (INFONACOT); Instituto Nacional de Ciencias Penales; Instituto Nacional de los Pueblos Indígenas; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE); Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT); Instituto Mexicano del Seguro Social (IMSS); Instituto Nacional de las Mujeres (INMUJERES); CFE; Comisión Intersecretarial de Cambio Climático; Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Intersecretarial para el Conocimiento y Uso de la Biodiversidad; Comisión Intersecretarial para el Otorgamiento de Concesiones y Permisos previstos en la Ley de Aeropuertos; Comisión Intersecretarial para la Instrumentación del Programa de Integración del Registro Nacional de Población; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Consejo Nacional de Educación para la Vida y el Trabajo; Consejo Nacional para las Comunidades Mexicanas en el Exterior; Comisión

Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Comisión Intersecretarial de Desarrollo Social; Comisión Intersecretarial para el Desarrollo de los Bioenergéticos; Comisión Intersecretarial para la Atención de Sequías e Inundaciones; Comisión Intersecretarial para la Instrumentación de la Cruzada contra el Hambre; Comisión Intersecretarial para la Prevención Social de la Violencia y la Delincuencia; Comisión de Cambios (Chairperson); Consejo de Estabilidad del Sistema Financiero; Consejo de Seguridad Nacional; Technical Committee of the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional para la Prevención y Control de las Enfermedades Crónicas No Transmisibles; Comité Técnico Especializado en Información sobre Discapacidad del Sistema Nacional de Información Estadística y Geográfica; Comité Nacional de Productividad; y Litio para México.

Family relations: None.

Mr. Gabriel Yorio González	Alternate Board Member of Petróleos Mexicanos and Undersecretary of Finance and Public Credit of the Ministry of Finance and Public Credit Born: 1976 Business experience: Head of the Public Credit Unit of the Ministry of Finance and Public Credit; Public Sector Specialist at the World Bank; and Financial Management Specialist at the World Bank.	2019

Other board memberships: Agencia Mexicana de Cooperación Internacional para el Desarrollo; Casa de Moneda de México; CONDUSEF; Instituto para la Protección al Ahorro Bancario (Alternate); Instituto para Devolver al Pueblo lo Robado; Pronósticos para la Asistencia Pública (Alternate); Banco del Bienestar, S.N.C.; BANCOMEXT; BANOBRAS; BANJERCITO; NAFIN; SCV; SHF; Fondo de Capitalización e Inversión del Sector Rural; Fondo de Garantía y Fomento para la Agricultura, Ganadería y Avicultura; Fondo de Garantía y Fomento para Actividades Pesqueras; Fondo de Garantía y Fomento para la Agricultura, Ganadería y Avicultura; FOVI; CNBV; CNSF; CONSAR; SAT (Alternate); CENAGAS; Centro Nacional de Control de la Energía; CFE (Alternate); Comisión de Cambios; Comisión de Comercio Exterior; Comisión Tripartita encargada de la Evaluación y Seguimiento de las Disposiciones establecidas en la Ley de Ayuda Alimentaria para los Trabajadores; Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Teatral Nacional; Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Cinematográfica Nacional; Comisión Nacional de Inversiones Extranjeras (Alternate); Consejo de Estabilidad del Sistema Financiero; Consejo de Salubridad General (Alternate); Consejo Nacional de Armonización Contable; Technical Committee of the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Alternate); Consejo Consultivo Nacional del Sistema Nacional de Información Estadística y Geográfica; Comité Nacional de Productividad (Alternate); and Comisión to which Article 15 of the Ley de Ayuda Alimentaria para los Trabajadores (Law of Food Assistance for Workers).

Family relations: None.
Ms. Raquel Buenrostro Sánchez
Board Member of Petróleos Mexicanos and Secretary of Economy.

Born: 1970

Business experience: Head of the Tax Administration Service; Head Official at the Ministry of Finance and Public Credit; and Manager Responsible for the Liquidation Process of Pemex Cogeneration and Services.

Other board memberships: CFE Telecomunicaciones e Internet para Todos; Fideicomiso de Fomento Minero (Chairperson); Exportadora de Sal, S.A. de C.V. (Chairperson); Grupo Aeroportuario Turístico Mexicano, S.A. de C.V.; Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.; Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.; Servicios Aeroportuarios de la Ciudad de México, S.A. de C.V.; DICONSA, S.A. de C.V.; LICONSA, S.A. de C.V.; Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; and Banco del Bienestar, S.N.C.

Family relations: None

2022

Mr. Othón Francisco Valverde Yáñez	Alternate Board Member of Petróleos Mexicanos and Undersecretary for Industry and Commerce of the Secretary of Economy Born: 1969 Business experience: Head of Productive Development Unit and General Director of Heavy Industries and High Technology at the Ministry of Economy. Other board memberships: CENAM (Alternate) and Banco del Bienestar S.N.C. (Alternate). Family relations: None.	2024
Ms. María Luisa Albores González	Board Member of Petróleos Mexicanos and Secretary of Environment and Natural Resources Born: 1976 Business experience: Secretary of Welfare; and Advisor of Regional Agricultural and Livestock Cooperative Company Tosepan Titataniske. Family relations: None.	2020

Mr. Alonso Jiménez Reyes
Alternate Board Member of Petróleos Mexicanos and Undersecretary of Environmental Regulations of the Secretary of Environment and Natural Resources

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

Family relations: None.
		2018

Mr. Juan José Paullada Figueroa	Independent Board Member of Petróleos Mexicanos Born: 1951 Business experience: Partner Director of Paullada, Guevara y Asociados, S.C.; Fiscal Attorney Officer of the Federation; General Director of the Fideicomiso Liquidador de Instituciones y Organizaciones Auxiliares de Crédito; Federal Tax Attorney and General Director of FIDELIQ. Other board memberships: Grupo Machado (Independent Board Member). Family relations: None.	2019

Mr. José Eduardo Beltrán Hernández	Independent Board Member of Petróleos Mexicanos Born: 1942 Business experience: President of the Political and Social Sciences of the Academia Mexicana de Ciencias, Tecnologías y Humanidades; Federal Deputy; President of the Energy Commission of the LIII Legislature of the Chamber of Deputies; and General Secretary of Government of the State of Tabasco. Family relations: None.	2019

Vacant

Mr. Humberto Domingo Mayans Canabal	Independent Board Member of Petróleos Mexicanos Born: 1949 Business experience: Senator of the LXII and LXIII Legislatures; Coordinator for Migration Affairs in the Southern Border of the Ministry of the Interior; and General Secretary of Government of the State of Tabasco. Family relations: None.	2022

Mr. Lorenzo Mauricio Meyer Falcón	Independent Board Member of Petróleos Mexicanos Born: 1978 Business experience: Founding member for Mexico and Latin America of the United Nations: International Centers of Excellence on Sustainable Resource Management; Director General of PRODENER MX, S.A.P.I. de C.V.; and General Director of Liaison of CRE. Family relations: None	2022

Mr. Octavio Romero Oropeza	Chief Executive Officer/General Director Born: 1959 Business experience: President of the Movimiento de Regeneración Nacional (MORENA); Political State Council of Tabasco; Head Official of the Government of Mexico City; and Federal Deputy of the LVI Legislature. Other board memberships: CFE. Family relations: None.	2018

Mr. Carlos Fernando Cortez González	Acting Chief Financial Officer /Acting Corporate Director of Finance and Deputy Director of Treasury Born: 1971 Business experience:Deputy Director of Budget and Accounting of Petróleos Mexicanos; Associate Managing Director of Programming and Financial Analysis of Petróleos Mexicanos; and Deputy Manager of Income and Operation Results of Petróleos Mexicanos. Family relations: None.	2022

Mr. Marcos Manuel Herrería Alamina	Corporate Director of Management and Services Born: 1967 Business experience: General Director of Management of the Ministry of Finance of Mexico City; Private Secretary of the Head Official of the Government of Mexico City; and Administrative Coordinator of the Procuraduría General de Justicia of Mexico City. Family relations: None.	2019

Mr. Víctor Manuel Navarro Cervantes	Corporate Director of Planning, Coordination and Performance Born: 1963 Business experience: Managing Director of Urvian Servicios de Consultoría para la Administración Pública; General Coordinator of Administrative Modernization of the Administrative Office of the Government of Mexico City; and Chief of Administration and Finance of the Sistema de Transporte Colectivo of Mexico City. Family relations: None.	2018

Ms. Luz María Zarza Delgado	Legal Director Born: 1968 Business experience: Deputy Director of Legal Consulting and Substitute in the Absence of the Head of Legal Director of Petróleos Mexicanos; General Counsel of the Universidad Autónoma del Estado de México; Legal Counsel of the State of Mexico; and Magistrate of the Electoral Court of the State of Mexico. Family relations: None.	2019

Mr. Juan Torres Gurrola	Head of Internal Auditing Born: 1957 Business experience: Head of the Internal Control Body of the Presidency of Mexico; Advisor of the Finance Secretary of the National Executive Committee of the Movimiento de Regeneración Nacional (MORENA); and Advisor of the Human Resources Deputy Office of the Ministry of Social Development of the Mexico City Government. Family relations: None.	2022

Pemex Exploration and Production—Directors and Executive Officers
Name	Position with Pemex Exploration and Production	Year Appointed

Mr. Octavio Romero Oropeza	Chairperson of the Board of Pemex Exploration and Production (refer to Petróleos Mexicanos)	2018

Mr. Jorge Luis Basaldúa Ramos	Board Member of Pemex Exploration and Production and General Director of Pemex Industrial Transformation Born: 1964 Business experience: Undersecretary of Human Capital and Management in the Government of Mexico City; General Manager in the Social Security Fund of the Preventive Police of Mexico City; and General Director of the Social Security Fund of the Auxiliary Police of Mexico City. Other board memberships: Administración Portuaria Integral Dos Bocas; Deer Park and IMP (Alternate). Family relations: None.	2020

Mr. Javier Núñez López	Board Member of Pemex Exploration and Production and Deputy Director of Supply of Petróleos Mexicanos Born: 1965 Business experience: Acting Operative Director of Procurement and Supply of Petróleos Mexicanos; Director of Management of Xalapa, Veracruz; Chief of Staff of the LXII Legislature of the State of Tabasco Congress; and Director of Management of the Secretaría de Salud of the State of Tabasco. Family relations: None.	2019

Mr. Carlos Fernando Cortez González	Board Member of Pemex Exploration and Production (refer to Petróleos Mexicanos)	2022

Mr. Jorge Alberto Arévalo Villagrán	Board Member of Pemex Exploration and Production and General Director of Exploration and Extraction of Hydrocarbons of the Ministry of Energy Born: 1961 Business experience: Professor in Engineering of Universidad Nacional Autónoma de México; Technical Director of Special Projects of Soluciones en Software Especializado Némesis, S.A. de C.V.; and Associate Managing Director of Strategies and Plans of Pemex Exploration and Production. Other board memberships: Instituto Nacional de Investigaciones Nucleares (Alternate). Family relations: None.	2018

Mr. Gabriel Yorio González	Board Member of Pemex Exploration and Production and Undersecretary of Finance and Public Credit of the Ministry of Finance and Public Credit (refer to Petróleos Mexicanos).	2019

Mr. Ángel Cid Munguía	Board Member of Pemex Exploration and Production and General Director of Pemex Exploration and Production Born: 1961 Business experience: Executive Coordinator of the General Director’s Office of Pemex Exploration and Production; Manager of Specialized Technical Resources of Pemex Exploration and Production; and Administrator of Activo Integral de Producción Bloque S03 of Pemex Exploration and Production. Family relations: None.	2021

Pemex Industrial Transformation—Directors and Executive Officers
Name	Position with Pemex Industrial Transformation	Year Appointed
Mr. Octavio Romero Oropeza	Chairperson of the Board of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2018

Mr. Marcos Manuel Herrería Alamina	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2019

Mr. Víctor David Palacios Gutiérrez	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos).	2019

Mr. Carlos Fernando Cortez González	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2022

Mr. Ángel Cid Munguía.	Board Member of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2021

Mr. Gabriel Yorio González	Board Member of Pemex Industrial Transformation and Undersecretary of Finance of the Ministry of Finance and Public Credit (refer to Petróleos Mexicanos).	2019

Mr. Jorge Luis Basaldúa Ramos	Board Member of Pemex Industrial Transformation and General Director of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2020

Pemex Logistics—Directors and Executive Officers
Name	Position with Pemex Logistics	Year Appointed
Mr. Octavio Romero Oropeza	Chairperson of the Board of Pemex Logistics (refer to Petróleos Mexicanos)	2018

Mr. Marcos Manuel Herrería Alamina	Board Member of Pemex Logistics (refer to Petróleos Mexicanos)	2019

Ms. Brenda Fierro Cervantes	Board Member of Pemex Logistics and Deputy Director of Information Technology of Petróleos Mexicanos Born: 1974 Business experience: Deputy Director of Technologic Alliance of Petróleos Mexicanos; Project Leader of Lingo Systems, S.A. de C.V.; Director of New Technologies of the Government of Mexico City; and Deputy Director of Programming and Design of the Government of Mexico City. Family relations: None.	2019
Mr. Guillermo Alejandro Perabeles Garza	Board Member of Pemex Logistics and Deputy Director of Strategic Planning and subsidiary entities Regulatory Analysis of Petróleos Mexicanos Born: 1948 Business experience: Deputy Manager of Strategy Optimization at Petróleos Mexicanos; Executive Director of Regulations Proposal of the Government of Mexico City; and Director of Administrative Regulation of the Government of Mexico City. Family relations: None.	2019
Mr. Javier Emiliano González del Villar	General Director of Pemex Logistics. Born: 1972 Business experience: Manager of Land Transport, Maintenance and Pipeline Services. Family relations: None.	2018
Mr. Antonio López Velarde Loera	Board Member of Pemex Logistics and Deputy Director of Risk Management and Reinsurance of Petróleos Mexicanos Born: 1976 Business experience: Acting Chief Financial Officer /Acting Corporate Director of Finance of Petróleos Mexicanos; Associate Managing Director of Financial Risk Management of Petróleos Mexicanos; Deputy Manager of Capital Markets and Derivatives of Petróleos Mexicanos; and Deputy Manager of Derivative Transactions of Petróleos Mexicanos. Family relations: None.	2018

Mr. José María del Olmo Blanco	Board Member of Pemex Logistics and Acting Deputy Director of Budget and Accounting of Petróleos Mexicanos Born: 1971 Business experience: Acting Director of Budget Control of Petróleos Mexicanos;Associate Managing Director of Budget Control of Petróleos Mexicanos; Deputy Manager of Budget Regulations of Petróleos Mexicanos; and Deputy Manager of Liaison and Supervisory Control of Petróleos Mexicanos. Family relations: None.	2022
Ms. Leticia del Carmen Gómez García	Board Member of Pemex Logistics and Coordinator of Supply for Pemex Industrial Transformation Born: 1970 Business experience: Administrative Deputy Director of the Regional Hospital of High Specialization “Dr. Gustavo Rovirosa Perez”; Assistant Manager of Technical Cases Monitoring, Collegiate Bodies and Control of Petróleos Mexicanos; Manager of Process Improvement, Liaison and Planning of Petróleos Mexicanos. Family relations: None.	2022
Compensation of Directors and Officers
For the year ended December 31, 2023, the aggregate compensation of executive officers of Petróleos Mexicanos and the existing subsidiary entities (15 people) paid or accrued in that year for services in all capacities was Ps. 38.1 million. Except in the case of the independent members, the members of the Board of Directors of Petróleos Mexicanos and the boards of directors of the existing subsidiary entities do not receive compensation for their services. The compensation paid or accrued during 2023 to the independent members of the Board of Directors of Petróleos Mexicanos was Ps. 8.2 million. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for information about the salary advances that we offer to our executive officers as an employee benefit.
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
The Board of Directors of Petróleos Mexicanos appoints members to and convened the six committees established in accordance with the Petróleos Mexicanos Law to support its work. Unless otherwise specified in the Petróleos Mexicanos Law, the memberships of these committees must consist of at least three, but no more than five, members of the Board of Directors of Petróleos Mexicanos. Each of these committees must include two independent members of the Board of Directors of Petróleos Mexicanos, with the exception of the Audit Committee, which must include three independent members. Each of the Secretary of Energy, the Secretary of Finance and Public Credit and any ministry-level secretary serving as a member of the Board of Directors of Petróleos Mexicanos may designate one or more alternates to take his or her place at committee meetings, provided that these alternates are public officials whose positions are not more than two levels below such secretary’s position in the Mexican Government.
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
• Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos;
• Mr. Lorenzo Mauricio Meyer Falcón, independent member of the Board of Directors of Petróleos Mexicanos;
• Mr. Miguel Ángel Maciel Torres, member of the Board of Directors of Petróleos Mexicanos; and
• Mr. Rogelio Eduardo Ramírez de la O, member of the Board of Directors of Petróleos Mexicanos.
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
The Acquisitions, Leasing, Public Works and Services Committee of Petróleos Mexicanos consists of the following members:
•Mr. Juan José Paullada Figueroa , independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Acquisitions, Leasing, Public Works and Services Committee;
•Mr. Humberto Domingo Mayans Canabal, independent member of the Board of Directors of Petróleos Mexicanos;
•Mr. Lorenzo Mauricio Meyer Falcón, independent member of the Board of Directors of Petróleos Mexicanos;
• Mr. Miguel Ángel Maciel Torres, member of the Board of Directors of Petróleos Mexicanos; and
• Mr. Rogelio Eduardo Ramírez de la O, member of the Board of Directors of Petróleos Mexicanos.
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
•Mr. Lorenzo Mauricio Meyer Falcón, independent member of the Board of Directors of Petróleos Mexicanos;
•Mr. Humberto Domingo Mayans Canabal, independent member of the Board of Directors of Petróleos Mexicanos;
•Mr. Miguel Ángel Maciel Torres, member of the Board of Directors of Petróleos Mexicanos; and
•Mr. Rogelio Eduardo Ramírez de la O, member of the Board of Directors of Petróleos Mexicanos.
Sustainability Committee
On December 3, 2022, the Board of Directors of Petróleos Mexicanos approved the creation of the Sustainability Committee. This Committee, among other duties, make recommendations to the Board of Directors to implement the best practices and standards related to environmental, social and governance matters, and any other matter related to sustainability.
The Sustainability Committee of Petróleos Mexicanos consists of the following members:
• Mr. Lorenzo Mauricio Meyer Falcón, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Sustainability Committee.

• Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos
• Mr. Humberto Domingo Mayans Canabals, independent member of the Board of Directors of Petróleos Mexicanos; and
• Ms. María Luisa Albores González; member of the Board of Directors of Petróleos Mexicanos; and
• Mr. Rogelio Eduardo Ramírez de la O, member of the Board of Directors of Petróleos Mexicanos.
Employees
Excluding employees employed by us on a temporary basis, at December 31, 2023, Petróleos Mexicanos, its subsidiary entities and subsidiary companies had 128,616 employees, as compared to 120,054 at December 31, 2022. During 2023, Petróleos Mexicanos and the productive state-owned subsidiaries employed an average of 11,875 temporary employees.
The following table sets forth our employee numbers for the five years ended December 31, 2023:

Year	Petróleos Mexicanos and Subsidiary Entities	Subsidiary Companies	Total
2019	122,646	3,089	125,735
2020	120,936	2,963	123,899
2021	120,798	3,044	123,842
2022	116,063	3,991	120,054
2023	122,550	6,066	128,616
________________
Source: Petróleos Mexicanos and the subsidiary companies.
As of December 31, 2023, the Petroleum Workers’ Union represented 78.3% of the work force of Petróleos Mexicanos and the productive state-owned subsidiaries. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. Our relationship with our employees is regulated by the Ley Federal de Trabajo (which we refer to as the Federal Labor Law), a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union and the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Empresas Subsidiarias (Employment Regulation for White Collar Employees of PEMEX and Subsidiary Entities). The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union was officially established in 1938, we have not experienced labor strikes; we have experienced work stoppages for short periods of time, but none of these stoppages had a material adverse effect on our operations.
On October 6, 2023, Petróleos Mexicanos and the Petroleum Workers’ Union amended their collective bargaining agreement. The amendment became effective on August 1, 2023. The amended agreement provides for a 4.16% increase in wages and a 2.28% increase in benefits and will regulate their labor relations until July 31, 2024.
In accordance with the Federal Labor Law and collective bargaining agreement in effect as of December 31, 2023, Petróleos Mexicanos and the productive state-owned subsidiaries are under an obligation to pay seniority premiums to retiring employees and pensions to retired employees, as well as death benefits and pensions to certain survivors of retired employees. Retirees are entitled to receive increases in their pensions, of at least the increase in NCPI from August 2023 to July 2024 and up to a maximum of the increase granted to salaries, whenever salary increases are granted to current employees. We also provide health and medical benefits to employees, retired employees and their beneficiaries and, subject to our overall budgetary constraints, we provide an interest-rate subsidy on employees’ mortgage loans.

As of December 31, 2023, the Mexican Government local bonds (the "Government Bonds") consist of 12 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the Ministry of Finance and Public Credit with maturities between 2024 and 2026, at nominal value of Ps. 63,875,778. AThe resources from the Government Bonds will be exclusively transferred to the Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) for the obligation payment related to its pension and retirement plan obligation. For further information about Government Bonds, see Note 15-B to our consolidated financial statements included herein.
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
On November 5, 1997, the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue paying labor liabilities and pensions. Our contributions to the plan assets for our retirement benefits totaled Ps. Ps. 74,077 million in 2023 and Ps. 68,475 million in 2022. As of December 31, 2023 and 2022, the balance of the Pemex Labor Fund was Ps. 145.3 million and Ps. 167.0 million, respectively.
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
As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities, respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2023 was Ps. 0.7 million. As of March 31, 2024, the aggregate amount of salary advances outstanding to our executive officers was Ps. 0.9 million. For further information about compensation of Directors and Officers, see Note 25 to our consolidated financial statements included herein.
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
•Illegal tapping of our pipelines, which threatens the integrity of our pipeline system, thereby increasing the associated risks for personnel, facilities, the general population and the environment. The illegal tapping of our pipelines has caused volumetric deviations of products, explosions, loss of life, injuries, environmental damages and, in the past, material damages.
•Theft and illegal trade in fuels, which reduces our revenues by the amount that would have been generated from the sale of the stolen products and reduces our net income because the production cost of stolen product is included in our cost of sales. The increase in surveillance, as well as the actions taken against illegal trade in fuels, allowed us to protect 19.7 million liters of hydrocarbons in 2023.
•Tampering with the quality of the products we produce and transport, which negatively impacts consumers and our reputation.
During 2023, we experienced an increase in theft of and illegal trade in the fuels that we produce. We estimate that the average theft of fuel amounted to approximately 15.4 thousand barrels per day in 2023, a 22.2% increase as compared to 12.6 thousand barrels per day in 2022. For the years ended December 31, 2023 and 2022, losses resulting from fuel theft amounted to Ps.20,168.8 million and Ps.19,891.2 million, respectively.
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
•Strengthen coordination and collaboration between Petróleos Mexicanos and our subsidiary entities, as well as government authorities, which include, among others, the Fiscalía General de la República (Office of the Federal Attorney General), Procuraduría Federal del Consumidor (Federal Consumer’s Office), Servicio de Administración Tributaria (Tax Administration Service, or the “SAT”), state and municipal police, the Secretaría de la Defensa Nacional (Ministry of National Defense) and the Mexican Navy, the Secretaría de Seguridad y Protección Ciudadana (Ministry of Security and Citizen Protection), the Ministry of Energy, the Ministry of Finance and Public Credit and the Guardia Nacional (National Guard).

•Incorporate technological solutions to support pipeline patrols and locate clandestine collection centers.

•Improve citizen complaint channels.

•Strengthen our leak detection and pipeline monitoring systems.
•Increase safety in and around pipelines, ground transportation and company facilities.
•Incorporate best practices for industrial safety, civil protection and environmental preservation in Strategic Safeguard works.
•Optimize our human capital and modernize our technology.
•Modernize our information systems to improve our strategic decision making and our response time.

The Plan Conjunto de Atención a Instalaciones Estratégicas de Pemex (Joint Plan for Attention to Strategic Facilities of Pemex), implemented in January 2019, is aimed at preventing and decreasing the illicit fuel market, through the strategy to combat the illicit hydrocarbon market which is part of the National Public Security Strategy implemented in this Joint Plan. This Joint Plan contemplates governmental actions channeled through general and special crime prevention. We observed 14,890 illegal pipeline taps in 2023, compared to 13,946 illegal pipeline taps in 2022, representing an increase of 6.8%. During 2023, we observed a decrease in the volumetric deviation of hydrocarbon products, from an average of 6.1 thousand barrels per day in 2022, to 4.7 thousand barrels per day in 2023, while in 2022, we observed an increase from an average of 3.6 thousand barrels per day in 2021 to 6.1 thousand barrels per day in 2022.
The principal actions of this plan are:
•Strengthen the security of our pipelines, land transport and facilities by establishing collaboration agreements with the Fuerzas Armadas de México (Mexican Armed Forces) and the Guardia Nacional (National Guard).

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

•Attention to facilities identified as priority such as refineries, petrochemical complexes, storage and dispatch terminals, maritime terminals and pumping and repumping stations.

•Strengthen fuel distribution capacity through alternative means of transportation to the pipeline.
•Coordinate with the Secretaría de la Defensa Nacional (Ministry of Defense or "SEDENA"), to increase the deployment of troops for the surveillance and patrolling of our reactivated pipeline transport systems.

•Evaluate 177 strategic facilities, seven of which are classified as “AAA," 26 as “AA” and 144 as “A.” This classification is based on the importance of the facility and its impact on the production chain, the environment and the population.

•Adjust deployments to reinforce the safeguarding of pipelines located in areas with the highest incidence of crime in terms of the illicit hydrocarbons market.
Our continued focus on the detection of illegal pipeline taps in 2023, together with the strict application of ground transportation protocols, enabled us to collect more information and develop more effective strategies to combat fuel theft, which in turn improved our ability to deploy ground patrol for the immediate identification and sealing of pipeline taps and avoid additional extraction of our hydrocarbon products.
Our policy is to inform the Liabilities Unit at Petróleos Mexicanos when we become aware of information related to the illicit market in fuels that involves our personnel. The Liabilities Unit has the authority to investigate, undertake administrative proceedings, impose penalties against employees or former employees in connection with this issue and file criminal complaints.

Civil Actions
In the ordinary course of our business, we are a party to a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. As of December 31, 2023 and 2022, we had accrued a reserve of Ps. 12.4 billion and Ps. 10.5 billion, respectively, for our contingent liabilities in connection with these lawsuits. Our material legal proceedings are described in Note 20 to our consolidated financial statements included in this report, and those descriptions are incorporated by reference under this Item 8.
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
Dividends
Pursuant to the Petróleos Mexicanos Law, effective January 1, 2016, we and our subsidiary entities are subject to a dividend policy that requires us to pay a state dividend to the Mexican Government on an annual basis. In accordance with the Federal Revenue Law for the applicable year, we were not required to pay a state dividend in 2018 through 2023. Our Board of Directors must send in the month of July a report to the Ministry of Finance and Public Credit about our financial condition, plans and perspectives on investment and financing, among others. Based on the information provided, the Ministry of Finance and Public Credit determines if a state dividend will be paid and includes its determination in the following year's proposal of the Federal Revenue Law. We will not be required to pay a state dividend in 2024. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX—Other Payments to the Mexican Government.”
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
The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Mexican Constitution, the Petróleos Mexicanos Law, Regulations to the Petróleos Mexicanos Law, the Hydrocarbons Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” In accordance with the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos has the following committees: the Audit Committee, the Human Resources and Compensation Committee, the Strategy and Investment Committee, the Acquisitions, Leasing, Public Works and Services Committee, the External Businesses Committee and the Sustainability Committee. See “Item 6—Directors, Senior Management and Employees.”
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
Material Contracts
As of December 31, 2023 and 2022, we have entered into contracts with various contractors for Ps.91,466 million and Ps.156,425 million, respectively. These contracts are for the development of investment projects. See Note 26 to our consolidated financial statements included herein.
On January 27, 2009, we entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for our issuance from time to time of unsecured debt securities. On the same date, we entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Crédit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which we established a U.S.$7.0 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, our obligations under all notes issued under this program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. In December 2010, we appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. In each of December 2010 and January 2010, we increased the size of this program to U.S.$12.0 billion and U.S.$22.0 billion, respectively. We issued U.S.$3.5 billion of notes and bonds under this program in 2011. In 2012, we issued U.S.$5.3 billion of notes and bonds under this program. In 2013, we increased the size of this program to U.S.$32.0 billion and issued U.S.$6.9 billion of notes and bonds under it. In 2014, we increased the size of this program to U.S.$42.0 billion and issued U.S.$7.9 billion of notes and bonds under it. In 2017, we increased the size of this program to U.S.$92.0 billion and issued €4.3 billion, U.S.$5.0 billion and £450.0 million of notes and bonds under it. In 2018, we increased the size of this program to U.S.$102.0 billion and issued U.S.$6.0 billion, €3.15 billion and Swiss francs 365.0 million of notes and bonds under it. In 2019, we issued U.S.$14.8 billion of notes and bonds under this program. In 2020, we issued U.S.$6.5 billion of notes and bonds under this program. In 2021, we issued U.S.$6.8 billion of notes and bonds under this program and we increased the size of this program to U.S.$125.0 billion. In 2022, we issued U.S.$2.0 billion of notes and bonds under this program. In 2023, we increased the size of this program to U.S.$130.0 billion and issued U.S.$2.0 billion of notes and bonds under it. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”
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
Taxation
The 1997 Securities, the 1999 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities, the 2013 Securities, the 2014 Securities, the 2016 Securities, the 2018 Securities, the 2020 Securities, the 2022 Securities and the 2023 Securities.
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

Pursuant to a registration statement on Form F-4 (File No. 333-10706), which was declared effective by the SEC on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S.$500,000,000 of 9.50% Puttable or Mandatorily Exchangeable Securities (POMESSM) due 2027, which we refer to as the 1999 Securities. In December 2004 and February 2006, an aggregate amount of U.S.$421,522,000 of the 1999 Securities were exchanged for POMESSM issued by the Master Trust. All outstanding 1999 Securities of Petróleos Mexicanos were, on March 16, 2006, mandatorily exchanged for 9.50% Global Guaranteed Bonds due 2027 issued by Petróleos Mexicanos, thereby increasing the outstanding amount of the 1997 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-126941), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S.$228,735,000 of 8.625% Bonds due 2023, U.S.$354,477,000 of 9.500% Bonds due 2027, U.S. $403,746,000 of POMESSM due 2027 and U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2035. Pursuant to a registration statement on Form F-4 (File No. 333-126948), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S.$21,265,000 of 8.625% Bonds due 2023, U.S.$45,523,000 of 9.500% Bonds due 2027 and U.S. $96,254,000 of POMESSM due 2027. All outstanding POMES registered under these registration statements were, on March 15, 2006, mandatorily exchanged for 9.500% Bonds due 2027. Pursuant to a registration statement on Form F-4 (File No. 333-136674), which was declared effective by the SEC on November 3, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S.$751,995,000 of 6.625% Guaranteed Bonds due 2035. We refer to the securities registered in 2006 under these registration statements as the 2006 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-152486), which was declared effective by the SEC on December 18, 2008, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S.$501,000,000 of 6.625% Guaranteed Bonds due 2035 and up to U.S.$500,000,000 of 6.625% Guaranteed Bonds due 2038. We refer to the securities registered in 2008 as the 2008 Securities.
Effective as of September 30, 2009, Petróleos Mexicanos assumed, as primary obligor, all of the Master Trust’s obligations as issuer of the 2001 Securities, the 2006 Securities and the 2008 Securities. As a result, effective as of September 30, 2009, Petróleos Mexicanos is the issuer of all Registered Securities (as defined below).
Pursuant to a registration statement on Form F-4 (File No. 333-168326), which was declared effective by the SEC on August 31, 2010, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S.$63,314,000 of 8.00% Notes due 2019, up to U.S. $1,000,000,000 of 6.000% Notes due 2020, up to U.S.$2,000,000,000 of 5.500% Notes due 2021 and up to U.S. $1,000,000,000 of 6.625% Bonds due 2035. We refer to the securities registered in 2010 as the 2010 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-175821), which was declared effective by the SEC on August 31, 2011, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S.$1,000,000,000 of 5.500% Notes due 2021 and up to U.S.$1,250,000,000 of 6.500% Bonds due 2041. We refer to the securities registered in 2011 as the 2011 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-182553), which was declared effective by the SEC on July 23, 2012, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S.$2,100,000,000 of 4.875% Notes due 2022 and up to U.S.$1,750,000,000 of 5.500% Bonds due 2044. We refer to the securities registered in 2012 as the 2012 Securities.
Pursuant to a registration statement on Form F-4/A (File No. 333-189852), which was declared effective by the SEC on July 25, 2013, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $2,100,000,000 of 3.500% Notes due 2023, up to U.S.$1,000,000,000 of 4.875% Notes due 2024, up to U.S.$500,000,000 of 6.500% Bonds due 2041 and up to U.S.$1,000,000,000 of 5.50% Bonds due 2044. We refer to the securities registered in 2013 as the 2013 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-198588), which was declared effective by the SEC on September 22, 2014, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and

Basic Petrochemicals registered pursuant to the Securities Act up to U.S.$500,000,000 of 4.875% Notes due 2024 and up to U.S.$3,000,000,000 of 6.375% Bonds due 2045. We refer to the securities registered in 2014 as the 2014 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-205763), which was declared effective by the SEC on February 22, 2016, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics registered pursuant to the Securities Act up to U.S.$1,500,000,000 of 3.500% Notes due 2020, up to U.S.$1,000,000,000 of 4.250% Notes due 2025, $1,500,000,000 of 4.500% Notes due 2026, up to U.S.$1,500,000,000 of 5.50% Bonds due 2044 and up to U.S.$3,000,000,000 of 5.625% Bonds due 2046. Pursuant to a registration statement on Form F-4 (File No. 333-213351), which was declared effective by the SEC on November 11, 2016, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics registered pursuant to the Securities Act up to U.S.$1,250,000,000 of 6.375% Notes due 2021, up to U.S.$2,069,302,000 of 4.625% Notes due 2023, up to U.S.$3,000,000,000 of 6.875% Notes due 2026, and up to U.S.$3,500,000,000 of 6.750% Notes due 2047. We refer to the securities registered in 2016 as the 2016 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-220721), which was declared effective by the SEC on February 22, 2018, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics registered pursuant to the Securities Act up to U.S.$1,500,000,000 5.375% Notes due 2022, up to U.S.$1,000,000,000 Floating Rate Notes due 2022, up to U.S.$5,500,000,000 6.500% Notes due 2027 and up to U.S.$2,500,000,000 6.750% Bonds due 2047. Pursuant to a registration statement on Form F-4/A (File No. 333-227508), which was declared effective by the SEC on November 16, 2018, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics registered pursuant to the Securities Act up to U.S.$2,500,000,000 5.350% Notes due 2028, up to U.S.$2,000,000,000 6.500% Notes due 2029 and up to U.S.$3,328,663,000 6.350% Bonds due 2048. We refer to the securities registered in 2018 as the 2018 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-239722), which was declared effective by the SEC on September 11, 2020, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics registered pursuant to the Securities Act up to U.S. $2,360,430,000 6.490% Notes due 2027, U.S.$4,420,831,000 6.840% Notes due 2030, U.S.$3,800,000,000 5.950% Notes due 2031, U.S.$8,066,405,000 7.690% Bonds due 2050 and U.S.$3,800,000,000 6.950% Bonds due 2060. We refer to the securities registered in 2020 as the 2020 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-259870), which was declared effective by the SEC on February 28, 2022, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics registered pursuant to the Securities Act up to U.S.$1,500,000,000 6.875% Notes due 2025 and U.S. $6,813,567,000 6.700% Notes due 2032.
Pursuant to a registration statement on Form F-4 (File No. 333-267299), which was declared effective by the SEC on September 21, 2022, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics registered pursuant to the Securities Act up to $1,984,688,699 8.750% Notes due 2029. We refer to the securities registered in 2022 as the 2022 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-274605), which was declared effective by the SEC on September 29, 2023, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics registered pursuant to the Securities Act up to $2,000,000,000 10.000% Notes due 2033. We refer to the securities registered in 2023 as the 2023 Securities and, together with the 1997 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities, the 2013 Securities, the 2014 Securities, the 2016 Securities, the 2018 Securities, the 2020 Securities and the 2022 Securities as the Registered Securities.
Taxation Generally
The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the ownership and disposition of the Registered Securities, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to invest in, or dispose of, the Registered Securities.
This summary is based on the federal tax laws of Mexico and the United States in force on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico together with related protocols (the “Tax Treaty”) (which are subject to change), and does not describe any tax consequences arising under the laws of any state or municipality in Mexico, the United States or any other jurisdiction, or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States.
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
Payments of interest made by Petróleos Mexicanos or the subsidiary entities, in respect of the Registered Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that:
•such fund is duly organized pursuant to the laws of its country of origin and is the effective beneficiary of the interest payment;
•the income from such interest payment is exempt from income tax in its country of residence; and
•such fund delivers certain information as per rules issued by the Ministry of Finance and Public Credit.

Additional Amounts. Petróleos Mexicanos and the subsidiary entities, have agreed, subject to specified exceptions and limitations, to:
•pay Additional Amounts (as defined in the indenture dated as of September 18, 1997, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;
•pay Additional Amounts (as defined in the indenture dated as of December 30, 2004, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2006 Securities and the 2008 Securities in respect of the Mexican withholding taxes described above; and
•pay Additional Amounts (as defined in the indenture dated as of January 27, 2009, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2009 Securities, the 2010 Securities, the 2011 Securities, the 2012 Securities, the 2013 Securities, the 2014 Securities, the 2016 Securities, the 2018 Securities, the 2020 Securities, the 2022 Securities and the 2023 Securities in respect of the Mexican withholding taxes described above.
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
Subject to generally applicable limitations and conditions, Mexican interest withholding tax paid at the appropriate rate applicable to the United States Holder may be eligible for credit against such United States Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted in December 2021 by the Internal Revenue Service (“IRS”) and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a United States Holder. In the case of a United States Holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on interest will generally be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other United States Holder, the application of these requirements to the Mexican tax on interest is uncertain and we have not determined whether these requirements have been met. If the Mexican interest tax is not a creditable tax for a United States Holder or the United States Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the United States Holder may be able to deduct the Mexican tax in computing such United States Holder's taxable income for U.S. federal income tax purposes. Interest and Additional Amounts will constitute income from sources without the United States and, for United States Holder that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a United States Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. United States Holders should consult their own tax advisors regarding the application of these rules to their particular situations.
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
Under the new foreign tax credit requirements adopted by the IRS in regulations promulgated in December 2021, a United States Holder generally will not be entitled to a foreign tax credit for any Mexican tax imposed on the sale or other taxable disposition of the Registered Securities, except in the case of either (i) a United States Holder that is eligible for, and properly elects to claim, the benefits of the Tax Treaty or (ii) a United States Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules under recently issued temporary guidance, and complies with specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a United States Holder on the sale or other taxable disposition of the Registered Securities generally will be U.S. source gain or loss for U.S. foreign tax credit purposes (except to the extent that the United States Holder establishes the right to treat any gain as foreign source income under the Tax Treaty). Consequently, even if a Mexican tax qualifies as a creditable tax, a United States Holder who is not able to treat any gain (upon which the tax is imposed) as foreign source income under the Tax Treaty may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would generally reduce the amount realized on the sale or other taxable disposition of the Registered Securities even if the United States Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. United States Holder should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other taxable disposition of the Registered Securities and any Mexican tax imposed on such sale or other taxable disposition.
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
Specified Foreign Financial Assets. Certain United States Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Registered Securities) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Registered Securities, including the application of the rules to their particular circumstances.

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
Most of the DFIs held with financial counterparties do not require collateral exchange clauses. Notwithstanding, our regulatory framework promotes credit risk mitigation strategies, such as collateral exchange.

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
According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation, considering the counterparties probability of default. Due to the above, we apply the credit value adjustment (“CVA”) method to calculate the fair value of our DFIs.
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
In addition, as of December 31, 2023, we have acquired committed revolving credit lines in order to mitigate liquidity risk, one of which provides access to Ps. 20,500 million with an expiration date in November 2025, and another that provides access to U.S. $4,572.4 million, divided as follows: U.S. $1,064.4 million with an expiration date in June 2024, and U.S. $3,508 million with an expiration date in November 2026. As of December 31, 2023, these credit lines are fully used. For more information, see Note 16 to our consolidated financial statements included herein.
During 2022 and 2023, we entered into FX Forwards MXN/ U.S.$ in order to preserve an adequate level of liquidity in U.S. dollars. As of December 31, 2023, none of these DFIs were outstanding.
Additionally, as a liquidity risk mitigation strategy, we entered into two prepaid swaps MXN/U.S.$, the first one has a notional amount of U.S.$ 1,000 million and an expiration date in 2025, and the second one has a notional amount of U.S.$ 2,000 million and an expiration date in 2026.We entered into a discretionary synthetic recouponing, which involved the restructuring of five UDI/MXN DFIs and six EUR/U.S.$ DFIs.
Finally, the investment strategies of our portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.
Certain PMI Subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is our centralized treasury, which provides access to two syndicated credit facilities for up to U.S. $664 million and U.S.$ 1,500 million, respectively, and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI Subsidiaries have access to bilateral credit lines from financial institutions for up to U.S. $650 million.
These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring certain financial ratios as set forth in the policies approved by each company’s board of directors.
Changes in Exposure to Main Risks
Market Risk
(i)Interest Rate Risk
We are exposed to fluctuations in floating interest rate liabilities. We are exposed to U.S. dollar Secured Overnight Financing Rate (SOFR) and to Mexican peso Interbank Interest rate (TIIE). As of December 31, 2023, 18.9% of our total net debt outstanding (including DFIs) consisted of floating rate debt.
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
Interest Rate Swaps
Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, we have entered into interest rate swaps and options. Through the swap agreements, we acquire the obligation to make payments based on a fixed interest rate in exchange for receiving payments referenced to a floating interest rate. On the other hand, under the option agreements, we acquire protection against possible raises in the floating interest rates of some of our liabilities.

As of December 31, 2023, we were a party to four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S.$288.75 million at a weighted average fixed interest rate of 2.33% and a weighted average term of 1.7 years.
Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA had two interest rate swap agreements denominated in U.S. dollars that expired in February 2023.
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
Therefore, we reviewed contracts expiring after the applicable discontinuation dates that could be impacted by the change in the aforementioned rates and have carried out all the relevant negotiations with our counterparts to establish the new rates in our contracts.
As of December 31, 2023, we have amended the whole set of financial instruments referenced to IBOR variable rates and established the corresponding financial instruments referenced to risk-free rates (“RFR”).
Furthermore, because of the reference rate transition based on RFR, we have adopted the policy of not entering into new DFIs referenced to IBOR rates. Additionally, the construction of the discount curves that we use to calculate the fair value of our DFIs, already includes financial instruments referenced to the corresponding currency RFR now applied.
As a result of this policy, since 2021 to the end of 2023, we contracted financing operations in U.S. dollars at floating rates linked to the new RFR rates.
In the event that TIIE ceases to be published, the portfolio of financial instruments referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amount As of December 31, 2023 (in millions of each currency)
Debt	TIIE 28D MXN	117,888
	TIIE 91D MXN	16,433
DFI	TIIE 28D MXN	31,734
*Note: Notional amounts with maturity after December 31, 2023.
Regarding this matter, the Mexican Central Bank has announced that the 28-day TIIE will cease to be a reference for new contracts starting from January 1, 2025. Similarly, the 91-day and 182-day TIIE will cease to be references for new contracts starting from January 1, 2024.
Our portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the table above since our fixed rate portfolio will not be impacted by the IBOR transition.
According to the general market practice, PMI Trading credit agreements include the new language to use the Secured Overnight Funding Rate (SOFR) as the benchmark rate.

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
As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases our financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. We manage this risk without hedging instruments because the impact of exchange rate fluctuations between the U.S. dollar and the peso on our revenues is partially offset by its impact on our obligations.
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
The underlying currencies of our DFIs are the euro, Japanese yen and pounds sterling against the U.S. dollar and UDIs against the peso.
As of December 31, 2023, we did not enter into any DFIs, as no debt in currencies other than U.S. dollars or pesos was issued.
During 2023, we carried out the partial restructuring of one and the whole restructure of another cross-currency swap, entering into three similar DFIs with better financial conditions for us. The main objective of these restructured swaps was to reduce the financing cost of our debt. These restructured swaps hedge the exchange rate risk of debt issued by €650 million, with maturity in 2025.
Additionally, we accomplished the whole restructure of ten cross-currency capped swaps that had the purpose of hedging the exchange rate risk of debt issued by €1,250 million, with maturity in 2027. The restructuring consisted of entering into ten similar DFIs, with better conditions for us, with the main objective of reducing the financing cost of debt.
During 2021, we restructured five cross-currency swaps, two of which included a recouponing clause. These swaps were used to hedge the exchange rate exposure of our debts, which included a €1,000 million debt maturing in 2026, a €100 million debt maturing in 2030, and 10% of a €1,250 million debt maturing in 2027. As part of this restructuring, we entered into structures consisting of a cross-currency swap and the sale of a call option, providing complete protection up to a certain exchange rate and partial protection above that level, all at no cost. We maintained the original contractual clauses, but with a reduced interest rate. After the restructuring, 25% of the 2026 maturity debt remained hedged with two cross-currency swaps.
We recorded a total net foreign exchange gain (loss) of Ps. 238,079.0 million, Ps. 129,690.1 million, and Ps. (45,675.0) million for the years ended December 31, 2023, 2022 and 2021, respectively. These amounts include the unrealized foreign exchange gain (loss) associated with debt of Ps. 208,865.3 million, Ps. 121,255.1 million, and Ps. (40,751.3) million for the years ended December 31, 2023, 2022 and 2021, respectively. Unrealized foreign exchange gains and losses do not impact our cash flows.

The appreciation of the peso during 2023 caused a total net foreign exchange gain because a significant portion of our debt, 82.74% (principal only) as of December 31, 2023, is denominated in currencies other than the Mexican peso. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect our ability to meet U.S. dollar-denominated financial obligations and improves our ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase our peso-denominated debt service costs on a U.S. dollar basis.
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
Commodity Derivatives
In 2017, the Board of Directors of Petróleos Mexicanos approved the establishment of our Programa Anual de Coberturas Petroleras (Annual Oil Hedging Program). Since then, we have implemented hedging strategies to partially protect our cash flows from falls in the Mexican crude oil basket price below the one established in the Federal Revenue Law.
During the second half of 2021 and the first half of 2022, we entered into a crude oil hedge for the fiscal year 2022, pursuant to which we hedged 309 thousand barrels per day on average, for the period between January 2022 and December 2022, for U.S.$159.0 million.
During the second half of 2022 and the first quarter of 2023, we entered into the crude oil hedge for the fiscal year 2023, pursuant to which we hedged 320 thousand barrels per day on average for the period between January 2023 and December 2023, for U.S.$199.9 million.
During the second half of 2023, we entered into the crude oil hedge for the fiscal year 2024, pursuant to which we hedged 148 thousand barrels per day on average, for the period between December 2023 and December 2024, for U.S.$105.8 million.

Additionally, our cash flows are exposed to crack spread movements as these determine the refining margin.
During the second half of 2022 and during 2023, we implemented a hedging strategy to protect our cash flows exposed to diesel crack spread against drops below the level established in the Federal Revenue Law for the fiscal year 2023. This is a zero-cost hedging strategy and hedged 5,750,000 barrels for the period between January 2023 and November 2023.
In addition to supplying natural gas, Pemex Industrial Transformation can offer DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices.
Since 2017, when this service is offered, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to our customers in order to mitigate the market risk it would bear under such offered DFIs. Petróleos Mexicanos then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to financial counterparties by entering into these opposite position DFIs with such parties. As of December 31, 2023, there were no DFIs since all the DFIs of its portfolios expired in 2019. In case of entering into new trades, Pemex Industrial Transformation DFI portfolios have VaR and Capital at Risk (CaR) limits in order to limit market risk exposure.
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
Moreover, we have entered into various long-term cross-currency swap agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure to our counterparties to a specific threshold amount, as well as the counterparties’ exposure to us. The specified thresholds were reached in one cross-currency swap during 2023, which was used to hedge the exchange rate exposure to the euro, as well as in four cross-currency swaps during 2022, which were also used to hedge the exchange rate exposure to the euro.
This resulted in the cash settlement of such swaps and the resetting of swap terms to return their MtM value to zero. During 2023, we did not enter into any new cross-currency swap with these characteristics. Nevertheless, as part of the synthetic recouponing realized in 2023, a recouponing clause was incorporated into to two cross currency capped swaps.
Additionally, during 2022 we carried out a voluntary recouponing of a MXN/UDI cross-currency swap, which hedges an UDIs 722 million debt with maturity in 2028.
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
As of December 31, 2023, Pemex Industrial Transformation had no DFIs since all the DFIs of its portfolios expired in 2019. As such, once the total settlement of the operations was carried out, the exempt credit lines expired, and the collateral deposited by the clients was returned in full.
PMI Trading’s credit risk associated with DFI transactions is mitigated by the use of futures and standardized instruments that are cleared through CME-ClearPort.
Accounting Standards Applied and the Impact on Results
We enter into derivatives transactions with the sole purpose of hedging financial risks related to our operations, firm commitments, planned transactions and assets and liabilities recorded on our statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments income (cost), net” line item in the consolidated statement of comprehensive income.
As of December 31, 2023, and 2022, the net fair value of our DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in our consolidated statement of financial position, was Ps. (26,762.8) million and Ps. (9,486.5) million, respectively. As of December 31, 2023 and 2022, we did not have any DFIs designated as hedges. See Note 18 to our consolidated financial statements included herein.
All of our DFIs are treated, for accounting purposes, as instruments entered into for trading purposes. Therefore, any change in their fair value caused by any act or event directly impacts the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.
For the years ended December 31, 2023, 2022 and 2021, we recognized a net gain (loss) of Ps. 478.0 million, Ps. (22,863.0) million and Ps. (25,224.2) million, respectively, in the “Derivative financial instruments income (cost), net” line item with respect to DFIs treated as instruments entered into for trading purposes.
As of December 31, 2023, we recognized a net gain generated by the embedded forward for an amount of Ps. 194.2 million.
Embedded derivatives

In accordance with established accounting policies, we have analyzed the different non-financial contracts that we have entered into and have determined that, according to the terms thereof, none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2023, and 2022, we did not recognize any embedded derivatives, either foreign currency or index.
As of December 31, 2023, we recognized a favorable embedded forward in an FX Single Cross Currency Swap contract for Ps.194.2 million. The FX Single Cross Currency Swap contract expires in February 2024.
QUANTITATIVE DISCLOSURE
Fair Value
The following tables show our cash flow maturities, as well as the fair value of our debt and DFI portfolios as of December 31, 2023. It should be noted that:
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
Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2023(1) (2) (3)

	Year of expected maturity date
	2024		2025		2026		2027		2028		2029 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	18,853,937	Ps.	29,389,312	Ps.	63,734,146	Ps.	101,457,904	Ps.	52,680,639	Ps.	771,334,587	Ps.	1,037,450,525	Ps.	914,924,609
Average interest rate (%)	—		—		—		—		—		—		6.86%
Fixed rate (Japanese yen)	—		—		9,590,744		—		—		—		9,590,744		8,844,377
Average interest rate (%)	—		—		—		—		—		—		0.54%
Fixed rate (pound sterling)	—		9,680,517		—		—		—		—		9,680,517		9,092,410
Average interest rate (%)	—		—		—		—		—		—		3.75%
Fixed rate (pesos)	126,137,419		—		31,278,595		—		—		—		157,416,014		155,178,104
Average interest rate (%)	—		—		—		—		—		—		8.33%
Fixed rate (UDIs)	—		—		25,037,795		—		5,756,414		9,076,920		39,871,129		36,611,421
Average interest rate (%)	—		—		—		—		—		—		4.10%
Fixed rate (euros)	23,366,012		30,831,092		18,678,830		23,295,171		23,245,497		25,057,638		144,474,240		135,380,508
Average interest rate (%)	—		—		—		—		—		—		4.16%
Fixed rate (Swiss francs)	—		—		—		—		—		—		—		—
Average interest rate (%)	—		—		—		—		—		—		—
Total fixed rate debt	Ps.	168,357,368	Ps.	69,900,921	Ps.	148,320,110	Ps.	124,753,075	Ps.	81,682,550	Ps.	805,469,145	Ps.	1,398,483,169	Ps.	1,260,031,429
Variable rate (U.S. dollars)	169,465,997		8,272,478		27,476,033		2,170,400		2,041,838		3,307,370		212,734,116		168,316,129
Variable rate (euros)	—		—		—		—		—		—		—		—
Variable rate (pesos)	101,832,259		37,741,944		1,583,917		1,629,795		1,851,404		1,047,783		145,687,102		149,162,238
Total variable rate debt	Ps.	271,298,256	Ps.	46,014,422	Ps.	29,059,950	Ps.	3,800,195	Ps.	3,893,242	Ps.	4,355,153	Ps.	358,421,218	Ps.	317,478,367
Total debt	Ps.	439,655,624	Ps.	115,915,343	Ps.	177,380,060	Ps.	128,553,270	Ps.	85,575,792	Ps.	809,824,298	Ps.	1,756,904,387	Ps.	1,577,509,796

Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2023, of Ps. 16.9220 = U.S. $1.00; Ps. 0.1200 = 1.00 Japanese yen; Ps. 21.5646 = 1.00 pound sterling; Ps. 7.981602 = 1.00 UDI and Ps. 18.6963 = 1.00 euro.
(2)The amounts shown do not include accrued interest.
(3)Amounts in thousands of Mexican pesos.
Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2023(1)(2)(5)

	Year of expected maturity date
	2024		2025		2026		2027		2028		2029 Thereafter		Total Carrying Value		Fair Value (3)
Hedging Instruments
Interest Rate DFI (2)(4)
Interest Rate Swaps (U.S. dollars)
Variable to fixed	Ps.	2,813,283	Ps.	2,072,945	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,886,228	Ps.	161,540
Average pay rate	2.35%		2.31%		—%		—%		0.00%		0.00%		N.A.		N.A.
Average receive rate	5.84%		4.55%		—%		—%		0.00%		0.00%		N.A.		N.A.
Interest Rate Options
Buy Cap, Sell Floor on floating in U.S. dollar SOFR 1M	Ps.	—	Ps.	42,305,000	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	42,305,000	Ps.	824,040
Currency DFI
Cross-currency swaps
Receive euros/Pay U.S. dollars	Ps.	22,534,604	Ps.	32,866,454	Ps.	18,530,120	Ps.	22,727,515	Ps.	22,588,755	Ps.	26,772,726	Ps.	146,020,174	Ps.	(3,430,313)
Receive Japanese yen/Pay U.S. dollars	—		—		—		—		—		—		—		—
Receive pounds sterling/Pay U.S. dollars	—		10,012,071		—		—		—		—		10,012,071		(469,549)
Receive UDI/Pay pesos	—		3,063,181		17,076,001		—		4,749,625		6,844,866		31,733,673		4,364,789
Receive Swiss francs/Pay U.S. dollars	—		—		—		—		—		—		—		—
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	Ps.	—	Ps.	—	Ps.	9,598,412	Ps.	—	Ps.	—	Ps.	—	Ps.	9,598,412	Ps.	(941,833)
Buy Call, Sell Call and Sell Put on euros	23,350,245		13,543,142		—		—		23,350,245		—		60,243,632		(3,141,165)
Sell Call on pounds sterling	—		9,694,529		—		—		—		—		9,694,529		(91)
Sell Call on Swiss francs	—		—		—		—		—		—		—		—
Sell Call on Euros	—		12,142,127		14,010,147		23,350,245		—		25,218,264		74,720,783		(442,326)
FX Forwards
Receive U.S. dollars and pesos / Pay U.S. dollars and pesos	Ps.	21,266,286	Ps.	17,494,819	Ps.	6,984,701	Ps.	—	Ps.	—	Ps.	—	Ps.	45,745,806	Ps.	(24,124,384)
n.a. = not applicable.
Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2023, of Ps. 16.9220 = U.S. $1.00 and Ps. 18.6963 = 1.00 euro.
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
(5)Amounts in thousands of Mexican pesos.

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments (Petroleum Products) Held or Issued for Purposes Other than Trading as of December 31, 2023(1) (2)

	Year of maturity
	2024	2025	2026	2027	2028	2029 Thereafter	Total Volume	Fair Value (2)
	(in millions of barrels)							(in thousands of nominal pesos)
Hedging Instruments
Exchange-traded futures(3) (5)	(1.18)	—	—	—	—	—	(1.18)	11,460
Exchange-traded swaps(4) (5)	(0.49)	—	—	—	—	—	(0.49)	(4,636)
______________
Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using the exchange rate at December 31, 2023, of: Ps. 16.9220 = U.S. $1.00.
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
The natural gas DFIs that Pemex Industrial Transformation has offered to its domestic customers have been reported as transactions with trading purposes. However, such operations were fully compensated by the operations entered into with financial counterparties, maintaining a negligible or even null exposure to market risk (due to this back-to-back mechanism). As of December 31, 2023, Pemex Industrial Transformation did not have any DFI to report, since all the DFIs of our portfolios expired in 2019. As such, it is not necessary to conduct either a sensitivity analysis or to measure or monitor the hedge effectiveness.
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
PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.    Controls and Procedures
(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General (Chief Executive Officer or CEO) and our Director Corporativo de Finanzas (Chief Financial Officer or CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on our evaluation, and due to the material weakness in internal control over financial reporting as described below, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2023 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

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

2.Provide reasonable assurance that transactions are recorded as necessary to allow preparation of financial statements in accordance with IFRS and with Item 18 of Form 20-F, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors of the relevant entity; and

3.Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that the related controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management, with participation of the CEO and CFO, under the oversight of our Board of Directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, using the framework in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to the material weakness in internal control over financial reporting described below.

Our management concluded that, as of December 31, 2023, there was a material weakness in our internal control over financial reporting related to our authorization process for manual journal entries in our financial recording systems, including SAP. Specifically, our control environment was not designed with the appropriate precision to segregate duties related to creating and recording manual journal entries in our financial recording systems for the year ended December 31, 2023.

As of the date of this annual report, we have not identified any errors or misstatements resulting from the control deficiencies described above. The configuration of our billing and payment system does not allow the execution of processes originating from manual journal entries, and we carry out reconciliation processes for the main processes involving the manual registration of journal entries. However, there is a risk that some manual journal entries have not been subjected to the approval or review process that all other manual journal entries undergo, and the financial information in our system could be inaccurate. Ultimately, such control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements for the year ended December 31, 2023 would not be prevented or detected on a timely basis.

In response to the material weakness described above, we are in the process of preparing a remediation plan, including:

1.the redesign of manual controls for reviewing manual journal entries and the improvement of the segregation of duties in connection therewith; and
2.the design and implementation of automated controls.

We believe that these actions, once designed and implemented, and the improvements we expect to achieve as a result, will effectively remedy the material weakness described above. However, the material weakness in our internal control over financial reporting will not be considered remediated until the operation of the remediated control is sufficiently tested.

(c) Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C.    Principal Accountant Fees and Services
On its meetings held on June 21, 2022 and June 24, 2022, the Board of Directors of Petróleos Mexicanos appointed KPMG Cárdenas Dosal, S.C. as external auditor of Petróleos Mexicanos, its productive state-owned subsidiaries and subsidiary companies for the fiscal years 2022 and 2023 based on the proposal of the Audit Committee. On its meeting held on November 29, 2023, the Board of Directors of Petróleos Mexicanos appointed KPMG Cárdenas Dosal, S.C. as external auditor of Petróleos Mexicanos, its productive state-owned subsidiaries and subsidiary companies for the fiscal year 2024 based on the proposal of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”
Audit and Non-Audit Fees
The following table sets forth the aggregate fees paid by us and billed to us for the fiscal years 2023 and 2022 by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023		2022
	(in thousands of nominal pesos)
Audit fees	Ps.	138,488	Ps.	141,341
Audit-related fees	21,191		5,435
Tax Fees	1,165		6,239
All Other Fees	15,600		0
Total fees	Ps.	176,444	Ps.	153,015

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

All other fees in the table above are the aggregate fees billed by KPMG Cárdenas Dosal, S.C., in each case for assistance provided in connection with internal investigations and the language translation of the Sustainability Plan of Petróleos Mexicanos.

Total fees generated from PEMEX do not create a fee dependency to KPMG Cárdenas Dosal, S.C., as described by the Code of the International Ethics Standards Board for Accountants® (IESBA).
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
Item 16F.    Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.    Corporate Governance
Not applicable.
Item 16H.    Mine Safety Disclosure
Not applicable.

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.
Item 16J.    Insider Trading Policies
Not applicable.
Item 16K.    Cybersecurity

Risk Management and Strategy

We have developed and implemented processes for assessing, identifying and managing material risks from cybersecurity threats. Our cybersecurity processes leverage international best practices and standards issued by the U.S. National Institute of Standards and Technology (NIST), the International Organization for Standardizations (ISO), the International Society of Automation (ISA), the International Electrotechnical Commission (IEC), the American Institute of CPAs (AICPA), the Cloud Security Alliance (CSA) and the Center for Internet Security (CIS), among others. Key elements of our cybersecurity risk management framework include:

•risk assessments designed to identify, evaluate and prioritize cybersecurity risks to our critical infrastructure and our broader enterprise IT environment;
•implementation of strategy on identity management, authentication and digital access controls;
•preparation of technical analyses and proposals regarding cybersecurity
•a security team principally responsible for designing, managing, monitoring and improving our cybersecurity risk assessment processes, architecture, security controls and responses to cybersecurity incidents;
•cybersecurity training for our employees, incident response personnel, and senior management; and
•our Centro de Respuesta a Incidentes de Ciberseguridad (Cybersecurity Incident Response Center), which is responsible for cybersecurity incident prevention, monitoring, identification, containment, eradication, recovery and improvement efforts, including prevention and reporting of cyber fraud and extortion.

Our cybersecurity processes are integrated into our overall risk management system. We utilize our comprehensive Marco de Administración de Riesgos Empresariales (Enterprise Risk Management Framework or “MARE”) for assessing, identifying and managing material risks, including risks relating to cybersecurity threats or breaches, business disruption, financial reporting, industrial systems, intellectual property theft, fraud, extortion, employee or customer harm, system hacking, malware, cyberterrorism, misuse of information technology assets, internal control failures, information leakage, litigation, and legal risk and reputational risks.

We engage third parties in connection with our cybersecurity processes. This includes working with external experts to validate and test our security architecture, identify vulnerabilities, train our personnel and address emerging threats. Our cybersecurity Incident Response Center also collaborates with other specialized cybersecurity centers in Mexico, such as the Centro de Respuesta a Incidentes Cibernéticos managed by the National Guard, and receives specialized information from reliable international sources to coordinate responses to cybersecurity events and incidents with specialized entities.

As elements to mitigate risk factors associated with our third-party service providers, we routinely include confidentiality clauses, intellectual property protection and personal data protection clauses in our contracts, conduct due diligence of third parties, including evaluations of their information security strategies, policies and controls, and require operational technology service providers to comply with applicable cybersecurity standards and controls.

On November 10, 2019, we detected a ransomware cyber-attack that targeted certain computer software applications. Although the cyber-attack did not interrupt the operational continuity of our business, we implemented remedial measures in accordance with our protocols that were intended to contain the extent of the attack and preserve the integrity of our proprietary information. Since that incident, we have not identified material risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are exposed to cybersecurity incidents, failures and attacks that could adversely affect our business, results of operations and financial condition” for more information.

Governance

Board of Directors

The Audit Committee of our Board of Directors is responsible for the oversight of our overall risk management systems and processes and is primarily responsible for verifying compliance with our strategic objectives pursuant to our Business Plan. This includes preparing comparative analyses between the goals and commitments established in our Business Plan and the results achieved, as well as proposing adjustments and actions to our Board of Directors to correct any identified deficiencies.

Our Audit Committee and our Board of Directors receive monthly and annual reports on information technology issues from our Unidad de Control Interno Institucional (Institutional Internal Control Unit) and our Office of Internal Audit. When applicable, these reports summarize our cybersecurity activity and incidents and include observations and recommendations to improve our procedural and operational management. Additionally our Deputy Director of Information Technologies, who monitors the daily status of cybersecurity at Petróleos Mexicanos, reports periodically to the Corporate Director of Administration and Services.

Management

The cybersecurity risk management processes described above are implemented through our Information Technology Sub-directorate and our Information Security Office. Alongside the Risk Committee of our General Directorate, they are responsible for implementing initiatives to strengthen cybersecurity management processes, issuing internal policies and regulations regarding cybersecurity, identity management, user access controls and the protection of information. It also considers solutions, tools and services contracted through specialized suppliers.

Our Information Technology Sub-directorate is composed of the Deputy Director, coordinators and managers. The Deputy Director has more than 25 years of experience in directing technological projects, serves on the Boards of Directors of Pemex Logistics and PMI NASA, and acts as our representative in the Mexican Government’s Comisión Intersecretarial de Tecnologías de la Información y Comunicación, y de la Seguridad de la Información (Intersecretariat Commission for Information, Communication Technologies and Information Security). The coordinators supervise the managers to ensure their functions are carried out in accordance with our cybersecurity strategy. The managers collaborate with specialists in the different technological domains to operate cybersecurity controls in accordance with our cybersecurity strategy.

Our Information Security Office is led by the Head of the Information Security Management and is composed of 24 professionals. The Head of the Information Security Management is an expert in cybersecurity management who specializes in national security and has certifications in CISM, CRISC, CISA, ISO 22301. The 24 professionals are experts and specialists in different cybersecurity matters and are continuously trained. Collectively, they have certifications in CISM, CISSP, CRISC, CISA, GIAC-GPN, GIAC-GCFA, E|CES, E|CIH, C|HFI, and CSSLP.

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

1.15
Declaratoria de Extinción de la Empresa Productiva del Estado Subsidiaria de Petróleos Mexicanos, denominada Pemex Perforación y Servicios (Declaration of Extinction of Pemex Drilling and Services), effective July 1, 2019 (English translation) (previously filed as Exhibit 1.14 to the Petróleos Mexicanos Annual Report on Form 20-F (File No. 0-99) on May 8, 2020 and incorporated by reference herein).

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

2.27
Ninth Supplemental Indenture dated as of June 4, 2018 between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009 (previously filed as Exhibit 4.20 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-227508) on September 25, 2018 and incorporated by reference herein).

2.28	Tenth Supplemental Indenture, dated as of April 18, 2024, among Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of January 27, 2009.
The registrant agrees to furnish to the U.S. Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this report.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350.

15.1	Consent letters of GLJ Ltd.

15.2	Reports on Reserves Data by GLJ Ltd., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2023.

15.3	Consent letter of DeGolyer and MacNaughton.

15.4	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2024.

15.5	Consent letter of Sproule International Ltd.

15.6	Reports on Reserves Data by Sproule International Ltd., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2023.

15.7	Consent letters of Ryder Scott Company L.P.

15.8	Reports on Reserves Data by Ryder Scott Company L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2023.

17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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
Date: April 30, 2024

Report of Independent Registered Public
Accounting Firm

To the Board of Directors of Petróleos Mexicanos:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Petróleos Mexicanos, Productive State‐Owned Subsidiaries and Subsidiary Companies (PEMEX) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity (deficit), and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PEMEX as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with International Financial Reporting Standard (IFRS) as issued by the International Accounting Standards Board.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that PEMEX will continue as a going concern. As discussed in Note 22 F to the consolidated financial statements, PEMEX has suffered recurring losses from operations and has a net equity deficiency. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 22 F. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

(Continued)

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

Impairment of certain exploration and production and industrial transformation cash generating units. (000’s mxp). As discussed in notes 3 H) and 13 to the consolidated financial statements, PEMEX recognized a net impairment expense of $27,921,790 in certain of the exploration and production and industrial transformation (“upstream”) cash generating units (CGUs) for the year ended December 31, 2023. At the end of each reporting period PEMEX assesses each of its CGUs for indicators of impairment and also assesses whether there is an indication that previously recognized impairment losses, except those related to goodwill, have reversed. When there is an indication of impairment and the carrying amount of a CGU exceeds its recoverable amount, PEMEX records an impairment charge in profit or loss. Impairment losses are reversed in subsequent periods if there is an indication that the impairment loss no longer exists or may have decreased and there has been an increase in the recoverable amount since the recognition of the impairment expense. The recoverable amount of a CGU is defined as the higher of its fair value minus the cost of disposal, and its value in use. The value in use is the present value of the estimated future net cash flows expected to arise from the continuing use of a CGU and from its disposal at the end of its useful life; discounted by applying a pre-tax discount rate. For the upstream CGUs, the recoverable amount was determined as the value in use and required the use of a number of assumptions, including the forecasted production of oil and gas proved and probable reserves, estimate of future operating and development costs for the exploration and production CGUs and the discount rate for all upstream CGUs.

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

(Continued)

assisted in evaluating PEMEX’s discount rate, by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.
(Continued)

The impact of estimated proved oil and gas reserves on depreciation and amortization expenses related to producing oil and gas properties.

As discussed in notes 3 E iii) and 13 to the consolidated financial statements, PEMEX reported depreciation and amortization expenses related to producing oil and gas properties of $137,555,276 for the year ended December 31, 2023. PEMEX calculates depreciation and amortization expenses related to producing oil and gas properties using the unit of production method. Under this method, the capitalized costs of producing oil and gas properties, along with support equipment and facilities, are depreciated or amortized to profit or loss in proportion to the production of the proved oil and gas reserves. On an annual basis PEMEX’s internal petroleum reservoir engineers use geological and engineering data as well as commercial and market information and estimates of development and production costs to estimate the proved oil and gas reserves. PEMEX engages external petroleum reservoir engineering specialists to evaluate these estimates.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the determination of the estimate of proved oil and gas reserves, including controls related to the forecasted production of proved oil and gas reserves. We assessed the methodology used by PEMEX’s internal petroleum reservoir engineers to estimate proved oil and gas reserves. We evaluated the professional qualifications and the knowledge, skills and ability of PEMEX’S internal petroleum reservoir engineers and the external petroleum reservoir engineering specialists engaged by PEMEX. We obtained the proved oil and gas reserves reports from the external petroleum reservoir engineering specialists and compared the information with that used by the internal petroleum reservoir engineers. We read the findings of the external petroleum reservoir engineering specialist’s review of the methods and procedures used by PEMEX in estimating the proved reserves to assess compliance with industry and regulatory standards.

/s/ KPMG Cárdenas Dosal, S.C.

We have served as PEMEX’s auditor since 2018.
Mexico City, México April 30, 2024

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Consolidated statements of financial position
As of December 31, 2023 and December 31, 2022
(Figures stated in thousands, except as noted)

Assets	Note	2023	2023		2022
		(Unaudited; U.S. dollars)
Current assets:
Cash and cash equivalents	8,9	$4,062,603	Ps.	68,747,376	64,414,511
Customers, net	7,8,10-A	6,582,817	111,394,431		107,117,145
Other financing receivables	7,8,10-B	2,416,211	40,887,127		45,040,403
Other non-financing receivables	7,8,10-B	9,637,140	163,079,678		122,722,019
Inventories	11	6,620,730	112,035,992		126,018,397
Government Bonds	15-B	1,692,313	28,637,314		46,526,257
Derivative financial instruments	8,18	586,596	9,926,384		12,755,568
Other current assets	8	226,477	3,832,444		3,300,478
Total current assets	6	31,824,887	538,540,746		527,894,778
Non-current assets:
Investments in joint ventures and associates	8,12	109,609	1,854,803		2,043,966
Wells, pipelines, properties, plant and equipment, net	13	87,597,339	1,482,322,166		1,368,750,850
Rights of use assets	17	2,553,078	43,203,180		49,520,847
Long-term notes receivable, net of current portion	8,15-C	69,714	1,179,706		1,334,126
Government Bonds	15-B	2,097,571	35,495,104		63,653,260
Deferred income taxes and duties	21	10,041,054	169,914,720		171,632,558
Intangible assets, net	14	1,202,625	20,350,819		30,024,934
Other assets	15-D	627,236	10,614,092		30,702,725
Total non-current assets	6	104,298,226	1,764,934,590		1,717,663,266
Total assets		$136,123,113	Ps.	2,303,475,336	2,245,558,044
The accompanying notes are an integral part of these consolidated financial statements.

Liabilities	Note	2023	2023		2022
		(Unaudited; U.S. dollars)
Short-term debt and current portion of long-term debt	8,16	$28,201,252	Ps.	477,221,594	465,947,683
Short-term leases	8,17	472,979	8,003,743		6,680,488
Suppliers	8	21,767,276	368,345,849		282,245,250
Income taxes and duties payable	21	8,864,481	150,004,749		70,813,355
Accounts and accrued expenses payable	8,18	4,943,078	83,646,764		81,808,426
Derivative financial instruments	8,18	2,156,658	36,494,962		22,242,056
Total current liabilities	6	66,405,724	1,123,717,661		929,737,258
Long-term liabilities:
Long-term debt, net of current portion	8,16	77,842,381	1,317,248,763		1,625,516,313
Long-term leases, net of current portion	8,17	2,000,035	33,844,590		44,451,087
Employee benefits	19	81,105,024	1,372,459,213		1,306,886,675
Provisions for sundry creditors	20	4,923,210	83,310,554		89,146,685
Other liabilities		772,673	13,075,178		11,777,226
Deferred income taxes	21	756,305	12,798,187		6,865,025
Total long-term liabilities	6	167,399,628	2,832,736,485		3,084,643,011
Total liabilities		$233,805,352	Ps.	3,956,454,146	4,014,380,269
Equity (deficit)	6,22
Controlling interest:
Certificates of Contribution “A”		70,689,482	1,196,207,416		1,029,592,293
Mexican Government contributions		3,943,422	66,730,591		66,730,591
Legal reserve		59,221	1,002,130		1,002,130
Accumulated other comprehensive result		(432,160)	(7,313,005)		51,737,388
Accumulated deficit:
From prior years		(172,414,374)	(2,917,596,017)		(3,018,008,068)
Net income (loss) for the year		479,063	8,106,714		100,412,051
Total controlling interest		(97,675,346)	(1,652,862,171)		(1,768,533,615)
Total non-controlling interest		(6,893)	(116,639)		(288,610)
Total equity (deficit)		(97,682,239)	(1,652,978,810)		(1,768,822,225)
Total liabilities and equity (deficit)		$136,123,113	Ps.	2,303,475,336	2,245,558,044
The accompanying notes are an integral part of these consolidated financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Consolidated statements of comprehensive income
For the years ended December 31, 2023, 2022 and 2021
(Figures stated in thousands, except as noted)

	Note	2023	2023		2022	2021
		(Unaudited; U.S. dollars)
Net revenues
Domestic	6,7	$56,061,148	Ps.	948,666,739	1,192,714,214	762,114,551
Incentive for automotive fuels	7-E	1,384	23,421		111,863,956	—
Export	6,7	45,358,203	767,551,517		1,073,424,789	728,540,828
Services income	6,7	218,410	3,695,941		5,385,350	4,973,241
Total revenues		101,639,145	1,719,937,618		2,383,388,309	1,495,628,620
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,13-E	(1,701,780)	(28,797,518)		(83,538,021)	(1,210,595)
Cost of sales	6,23	81,590,461	1,380,673,789		1,698,563,022	1,066,650,702
Gross income	6	18,346,904	310,466,311		601,287,266	427,767,323
Distribution, transportation and sale expenses	6,23	933,237	15,792,233		16,305,036	15,038,550
Administrative expenses	6,23	10,052,980	170,116,531		153,879,066	150,432,311
Other revenues	6,24-A	924,002	15,635,955		39,941,073	17,600,466
Other expenses	6,24-B	1,018,918	17,242,136		25,585,553	50,969,096
Operating income	6	7,265,771	122,951,366		445,458,684	228,927,832
Financing income (1)	6	1,076,136	18,210,377		27,227,965	28,906,784
Financing cost (2)	6	8,992,517	152,171,381		159,683,880	164,571,647
Derivative financial instruments income (cost), net	6,18	39,725	672,226		(22,862,951)	(25,224,243)
Foreign exchange income (loss), net	6,18	14,069,202	238,079,042		129,690,090	(45,675,050)
Sum of financing income, financing cost, derivative financial instruments income (cost), net and foreign exchange income (loss), net		6,192,546	104,790,264		(25,628,776)	(206,564,156)
Profit (loss) sharing in joint ventures and associates	6,12	24,188	409,315		349,401	(3,088,107)
(Impairment) in joint ventures	6,12	—	—		—	(6,703,324)
Income before duties, taxes and other		13,482,505	228,150,945		420,179,309	12,572,245
Profit sharing duty, net	21	12,650,746	214,075,924		391,420,083	306,827,282
Income tax expense (benefit)	21	350,040	5,923,357		(71,239,244)	520,840
Total duties, taxes and other	6	13,000,786	219,999,281		320,180,839	307,348,122
Net income (loss)	6	$481,719	Ps.	8,151,664	99,998,470	(294,775,877)
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(3,190,653)	(53,992,236)		(33,510,936)	7,740,186
Items that will not be reclassified:
Actuarial (losses) gains - employee benefits, net of taxes		(291,404)	(4,931,136)		123,384,307	205,407,809
Total other comprehensive results		(3,482,057)	(58,923,372)		89,873,371	213,147,995
Total comprehensive (loss) income		$(3,000,338)	Ps.	(50,771,708)	189,871,841	(81,627,882)
Net income (loss) attributable to:
Controlling interest		479,063	8,106,714		100,412,051	(294,532,168)
Non-controlling interest		2,656	44,950		(413,581)	(243,709)
Net income (loss)		481,719	8,151,664		99,998,470	(294,775,877)
Other comprehensive results attributable to:
Controlling interest		(3,489,563)	(59,050,393)		89,876,902	213,145,476
Non-controlling interest		7,506	127,021		(3,531)	2,519
Total other comprehensive results		(3,482,057)	(58,923,372)		89,873,371	213,147,995
Comprehensive (loss) income:
Controlling interest		(3,010,500)	(50,943,679)		190,288,953	(81,386,692)
Non-controlling interest		10,162	171,971		(417,112)	(241,190)
Total comprehensive (loss) income		$(3,000,338)	Ps.	(50,771,708)	189,871,841	(81,627,882)
The accompanying notes are an integral part of these consolidated financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2023, 2022 and 2021.
(2)Mainly interest on debt.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Consolidated statements of changes in equity (deficit)
For the years ended December 31, 2023, 2022 and 2021
(Figures stated in thousands, except as noted) (See Note 22)

	Controlling interest
				Accumulated other comprehensive result		Accumulated deficit
	Certificates of Contribution “A”	Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year	From prior years	Total	Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2020	524,931,447	43,730,591	1,002,130	51,201,257	(302,486,247)	(508,878,813)	(2,214,597,087)	(2,405,096,722)	369,692	(2,404,727,030)
Transfer to accumulated deficit	—	—	—	—	—	508,878,813	(508,878,813)	—	—	—
Increase in Certificates of Contribution "A"	316,354,129	—	—	—	—	—	—	316,354,129	—	316,354,129
Total comprehensive loss	—	—	—	7,744,468	205,401,008	(294,532,168)	—	(81,386,692)	(241,190)	(81,627,882)
Balances as of December 31, 2021	841,285,576	43,730,591	1,002,130	58,945,725	(97,085,239)	(294,532,168)	(2,723,475,900)	(2,170,129,285)	128,502	(2,170,000,783)
Transfer to accumulated deficit	—	—	—	—	—	294,532,168	(294,532,168)	—	—	—
Increase in Certificates of Contribution "A"	188,306,717	—	—	—	—	—	—	188,306,717	—	188,306,717
Proceeds from the Fondo Nacional de Infraestructura (FONADIN) grants	—	23,000,000	—	—	—	—	—	23,000,000	—	23,000,000
Total comprehensive (loss) income	—	—	—	(33,508,515)	123,385,417	100,412,051	—	190,288,953	(417,112)	189,871,841
Balances as of December 31, 2022	1,029,592,293	66,730,591	1,002,130	25,437,210	26,300,178	100,412,051	(3,018,008,068)	(1,768,533,615)	(288,610)	(1,768,822,225)
Transfer to accumulated deficit	—	—	—	—	—	(100,412,051)	100,412,051	—	—	—
Increase in Certificates of Contribution "A"	166,615,123	—	—	—	—	—	—	166,615,123	—	166,615,123
Total comprehensive (loss) income	—	—	—	(54,116,620)	(4,933,773)	8,106,714	—	(50,943,679)	171,971	(50,771,708)
Balances as of December 31, 2023	1,196,207,416	66,730,591	1,002,130	(28,679,410)	21,366,405	8,106,714	(2,917,596,017)	(1,652,862,171)	(116,639)	(1,652,978,810)
(Unaudited: U.S. Dollars)	70,689,482	3,943,422	59,221	(1,694,801)	1,262,641	479,063	(172,414,374)	(97,675,346)	(6,893)	(97,682,239)
The accompanying notes are an integral part of these consolidated financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Consolidated statements of cash flows
For the years ended December 31, 2023, 2022 and 2021
(Figures stated in thousands, except as noted)

	2023	2023		2022	2021
	(Unaudited; U.S. dollars)
Operating activities:
Net income (loss)	$481,719	Ps.	8,151,664	99,998,470	(294,775,877)

Income taxes and duties	13,000,786	219,999,281		320,180,839	307,348,122
Depreciation and amortization of wells, pipelines, properties, plant and equipment	8,128,784	137,555,276		139,771,815	133,431,365
Amortization of intangible assets	35,435	599,627		516,342	403,295
Impairment of wells, pipelines, properties, plant and equipment	1,701,780	28,797,518		83,538,021	1,210,595
Capitalized unsuccessful wells	1,745,026	29,529,330		7,110,169	9,730,391
Unsuccessful wells from intangible assets	262,202	4,436,985		13,911,491	12,565,711
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	443,835	7,510,572		23,723,321	47,299,622
Depreciation of rights of use	347,881	5,886,840		5,963,778	6,407,871
Reversal of impairment of rights of use	—	—		—	(87,025)
Impairment of joint ventures	—	—		—	6,703,324
Cancellation of leases	(7,605)	(128,698)		(807,396)	(432,906)
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	274,117	4,638,600		4,647,200	4,454,106
Reclassification of translation effect	—	—		(10,383,296)	—
(Gains) on bargain purchase of business acquisition	—	—		(1,271,188)	—
(Profit) loss sharing in joint ventures and associates, net	(24,188)	(409,315)		(349,401)	3,088,107
Unrealized foreign exchange (income) loss	(13,105,535)	(221,771,870)		(128,545,369)	44,485,347
Interest expense	8,992,517	152,171,381		159,683,880	164,571,647
Interest income	(1,076,136)	(18,210,377)		(27,227,965)	(28,906,784)
Funds from operating activities	21,200,618	358,756,814		690,460,711	417,496,911
Profit-sharing duty and income tax paid	(13,886,204)	(234,982,338)		(431,444,989)	(265,883,549)
Derivative financial instruments	1,009,460	17,082,089		8,324,369	17,792,097
Customers and accounts receivable	(2,117,988)	(35,840,592)		(62,089,654)	(48,408,683)
Inventories	(4,368)	(73,915)		(35,219,475)	(7,960,924)
Accounts payable and accrued expenses	108,636	1,838,338		49,792,617	1,306,311
Suppliers	2,510,291	42,479,138		16,789,777	(5,614,192)
Provisions for sundry creditors	12,951	219,161		977,512	6,184,831
Employee benefits	3,549,018	60,056,484		54,275,187	67,886,654
Other taxes and duties	6,051,907	102,410,367		64,771,737	6,435,856
Net cash flows from operating activities	18,434,321	311,945,546		356,637,792	189,235,312
Investing activities
Business acquisition, net of cash acquired	—	—		(30,012,487)	—
Interest collected	320,451	5,422,674		2,045,526	458,536
Proceeds from FONADIN - grants deferred income	—	—		—	4,399,765
Other assets	1,155,695	19,556,667		(4,496,986)	(31,687,825)
Acquisition of wells, pipelines, properties, plant and equipment	(15,179,234)	(256,862,996)		(305,335,318)	(209,591,816)
Acquisition of intangible assets	(2,073,514)	(35,088,002)		(35,135,611)	(25,814,218)
Net cash flows (used in) investing activities	(15,776,602)	(266,971,657)		(372,934,876)	(262,235,558)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	9,846,066	166,615,123		188,306,717	316,354,129
Proceeds from FONADIN grants	—	—		23,000,000	—
Collections from the Mexican Government	2,709,474	45,849,715		—	15,788,696
Interest collected from the Mexican Government	475,868	8,052,642		7,455,715	7,126,559
Lease payments	(324,112)	(5,484,624)		(7,362,686)	(7,622,403)
Interest of lease paid	(135,407)	(2,291,356)		(3,274,137)	(3,646,028)
Loans obtained from financial institutions	52,086,104	881,401,059		1,064,179,416	1,636,216,843
Debt payments, principal only	(57,845,091)	(978,854,627)		(1,107,159,280)	(1,707,581,580)
Interest paid	(8,512,607)	(144,050,336)		(153,956,690)	(157,256,625)
Net cash flows (used in) from financing activities	(1,699,705)	(28,762,404)		11,189,055	99,379,591
Net increase (decrease) in cash and cash equivalents	958,014	16,211,485		(5,108,029)	26,379,345
Effects of foreign exchange on cash balances	(701,965)	(11,878,620)		(6,983,907)	10,137,321
Cash and cash equivalents at the beginning of the year	3,806,554	64,414,511		76,506,447	39,989,781
Cash and cash equivalents at the end of the year (Note 9)	$4,062,603	Ps.	68,747,376	64,414,511	76,506,447
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
NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION
Authorization
On April 29, 2024, these consolidated financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Lic. Carlos Fernando Cortez González, Acting Chief Financial Officer, Mr. José María del Olmo Blanco, Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.
These consolidated financial statements and the notes hereto are issued pursuant to the terms of Article 13 Fraction VI of the Petróleos Mexicanos Law, Article 104 Fraction III, paragraph a, of the Ley del Mercado de Valores (“Securities Market Law”), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (“General provisions applicable to securities’ issuers and other participants of the securities market”).
Basis of preparation
A.    Statement of compliance
PEMEX prepared its consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
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
iii.    Employee benefits provision was 35% and 33% of PEMEX’s total liabilities as of December 31, 2023 and 2022, respectively. This provision is computed, denominated and payable in Mexican pesos; and
iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
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
Information about estimates, assumptions and accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are described in the following notes:
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
F.    Convenience translations
These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated statements of financial position, the consolidated statements of comprehensive income, the consolidated statements of changes in equity (deficit) and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by the Mexican Central Bank and the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) at December 31, 2023 of Ps.16.9220 per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 3.    MATERIAL ACCOUNTING POLICIES
PEMEX has consistently applied the following accounting policies to each of the periods presented in the preparation of its consolidated financial statements.
Additionally, PEMEX adopted accounting policy disclosure (amendments to IAS 1 and IFRS 2) on 1 January 2023. The amendments require disclosure of "material", rather than "significant", accounting policies.
Below is a summary of the material accounting policies:
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

iii. Non-controlling interests
Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
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
PEMEX considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to PEMEX in full, without recourse by PEMEX to actions such as guarantee redemption (if any is held). PEMEX considers that a debt instrument has a low credit risk when its credit rating is classified as “investment grade.”
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

NOTE 4.    NEW ACCOUNTING STANDARDS AND RECENTLY ISSUED ACCOUNTING STANDARDS

New Accounting Standards
The following accounting standards were effective from January 1, 2023, but they did not have a material effect on our consolidated financial statements:
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

Recently Issued Accounting Standards

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these consolidated financial statements.
The following amended standards and interpretations are not expected to have a significant impact on PEMEX’s consolidated financial statements:
i. Applicable as of January 1, 2024
•Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•Lack of Exchangeability (Amendments to IAS 21)

ii. Applicable as of January 1, 2027

•Presentation and Disclosure in Financial Statements (IFRS 18) PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

On March 6, 2024, the SEC adopted final rules mandating registrants to disclose specific climate-related information. PEMEX is currently evaluating the potential impact of these regulations on its reporting practices.
NOTE 5.    SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
As of December 31, 2023 and 2022, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.
As of December 31, 2023 and 2022, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited (“FIN”) (iii)(ix)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)(xii)
•KOT Insurance Company, AG. (“KOT”) (iii)(viii)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (vi)(xi)
•Gasolinas Bienestar, S.A. de C.V. (“GASOB”) (iii)(xiii)
(i)Member Company of the “PMI Subsidiaries”.
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.00% in COMESA).
(iii)Petróleos Mexicanos owns 100.00% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Cayman Islands.
(x)Operates in the Netherlands.
(xi)Consolidated as of January 2022.
(xii)Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V., until April 20, 2023.
(xiii)Consolidated as of July 2023.
NOTE 6.    SEGMENT FINANCIAL INFORMATION
PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of December 31, 2023 and 2022, PEMEX’s operations were conducted through seven business segments: Exploration and Production, Industrial Transformation, Logistics, DPRLP (beginning in January 2022), the Trading Companies, Corporate and Other operating Subsidiary Companies. Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at market prices.
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
•The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading, MGAS and GASOB (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.
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

As of/for the year ended December 31, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	439,640,623	751,060,122	—	173,219,485	333,396,095	—	18,925,352	—	1,716,241,677
Intersegment	460,698,652		283,789,335	96,564,079	12,949,407	604,815,421	96,619,612	55,447,803	(1,610,884,309)	—
Services income	30,725		321,260	1,380,704	251	1,908,488	856	53,657	—	3,695,941
(Impairment) of wells, pipelines, properties, plant and equipment, net	(2,353,077)		(25,568,713)	(612,906)	—	(191,786)	—	(71,036)	—	(28,797,518)
Cost of sales	492,999,594		1,148,635,601	84,973,463	173,140,717	922,943,882	1,269,012	66,504,967	(1,509,793,447)	1,380,673,789
Gross income	405,017,329		(139,033,597)	12,358,414	13,028,426	16,984,336	95,351,456	7,850,809	(101,090,862)	310,466,311
Distribution, transportation and sale expenses	705,144		25,236,722	329,579	—	144,785	59,304	74,042	(10,757,343)	15,792,233
Administrative expenses	78,844,955		62,852,084	22,085,461	1,650,684	3,435,669	83,534,109	7,995,431	(90,281,862)	170,116,531
Other revenue	2,953,135		9,149,545	932,509	44,657	698,967	758,097	1,099,045	—	15,635,955
Other expenses	10,101,486		5,666,808	590,957	24,893	145,621	987	766,407	(55,023)	17,242,136
Operating income (loss)	318,318,879		(223,639,666)	(9,715,074)	11,397,506	13,957,228	12,515,153	113,974	3,366	122,951,366
Financing income	61,784,027		1,835,968	18,720,533	853,723	640,628	152,838,231	1,727,347	(220,190,080)	18,210,377
Financing cost	126,967,447		25,908,568	387,557	161,067	5,561,753	210,105,849	3,265,856	(220,186,716)	152,171,381
Derivative financial instruments income (cost) , net	7,314,615		570,701	—	—	(116,640)	(7,096,450)	—	—	672,226
Foreign exchange income (loss), net	111,796,250		132,739,126	221,212	—	105,319	(11,196,911)	4,414,046	—	238,079,042
Profit (loss) sharing in joint ventures and associates	35,221		37,688	28	—	18,149,561	68,641,910	17,074,729	(103,529,822)	409,315
Total duties, taxes and other	218,982,795		—	1,539,042	122,806	1,914,357	(2,510,630)	(49,089)	—	219,999,281
Net income (loss)	Ps.	153,298,750	(114,364,751)	7,300,100	11,967,356	25,259,986	8,106,714	20,113,329	(103,529,820)	8,151,664
Total current assets	909,819,796		218,747,813	274,384,409	34,058,111	235,899,424	1,850,711,295	111,621,072	(3,096,701,174)	538,540,746
Total non-current assets	910,837,120		521,938,961	162,309,993	27,058,584	101,729,105	158,576,028	448,587,744	(566,102,945)	1,764,934,590
Total current liabilities	629,264,289		1,161,203,831	89,855,544	10,696,459	182,349,198	2,071,859,608	75,119,615	(3,096,630,883)	1,123,717,661
Total long-term liabilities	1,727,159,904		625,142,251	83,574,554	3,191,749	1,247,810	1,590,289,886	58,281,618	(1,256,151,287)	2,832,736,485
Total equity (deficit)	(535,767,277)		(1,045,659,308)	263,264,304	47,228,487	154,031,521	(1,652,862,171)	426,807,583	689,978,051	(1,652,978,810)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	115,208,527		11,087,095	5,999,033	2,259,734	285,737	565,065	2,150,085	—	137,555,276
Depreciation of rights of use	313,017		3,140,172	392,810	548,953	772,779	602,527	116,582	—	5,886,840
Net periodic cost of employee benefits	39,404,972		56,498,324	9,755,635	—	20,491	35,701,990	34,293	—	141,415,705
Interest income (1)	183,459		832,721	40,720	423,942	172,028	11,109,036	1,269,666	—	14,031,572
Interest cost (2)	(721,838)		3,351,937	387,052	161,067	4,509,516	130,686,827	2,606,129	—	140,980,690
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of/for the year ended December 31, 2022	Exploration and Production		Industrial Transformation	Logistics	DPRLP (3)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	580,722,599	1,206,916,270	—	238,510,433	334,364,847	—	17,488,810	—	2,378,002,959
Intersegment	717,367,392		302,190,952	89,622,240	29,193,820	819,994,494	80,179,770	73,050,303	(2,111,598,971)	—
Services income	86,348		1,096,095	1,582,712	430,512	2,173,075	867	15,741	—	5,385,350
(Impairment) of wells, pipelines, properties, plant and equipment, net	(60,438,070)		(25,615,351)	2,121,045	—	394,355	—	—	—	(83,538,021)
Cost of sales	599,574,788		1,577,012,772	78,006,637	243,355,903	1,146,203,099	1,188,124	83,905,905	(2,030,684,206)	1,698,563,022
Gross income (loss)	638,163,481		(92,424,806)	15,319,360	24,778,862	10,723,672	78,992,513	6,648,949	(80,914,765)	601,287,266
Distribution, transportation and sales expenses	413,551		20,000,274	284,725	—	693,982	51,637	91,625	(5,230,758)	16,305,036
Administrative expenses	64,390,637		60,136,092	18,374,788	1,000,038	2,768,334	75,097,855	7,613,971	(75,502,649)	153,879,066
Other revenue	10,630,959		9,632,988	333,558	29,832	11,538,185	906,823	6,868,728	—	39,941,073
Other expenses	21,104,328		665,656	(554,533)	1,550,862	925,859	770,526	1,409,589	(286,734)	25,585,553
Operating income (loss)	562,885,924		(163,593,840)	(2,452,062)	22,257,794	17,873,682	3,979,318	4,402,492	105,376	445,458,684
Financing income	86,983,763		448,537	12,494,966	241,369	454,991	177,776,910	561,083	(251,733,654)	27,227,965
Financing cost	150,663,974		31,341,752	545,053	1,381,250	3,389,376	222,446,318	1,544,435	(251,628,278)	159,683,880
Derivative financial instruments (cost) income, net	(12,618,664)		(27,846)	—	—	(1,870,306)	(8,346,135)	—	—	(22,862,951)
Foreign exchange income (loss), net	104,112,481		27,124,384	112,618	—	(258,955)	(2,577,191)	1,176,753	—	129,690,090
Income (loss) profit sharing in joint ventures and associates	(649,968)		(1,332,437)	(254)	—	22,757,389	149,613,112	43,949,040	(213,987,481)	349,401
Taxes, duties and other	328,808,439		—	(6,962,217)	212,621	(504,023)	(2,412,355)	1,038,374	—	320,180,839
Net income (loss)	Ps.	261,241,123	(168,722,954)	16,572,432	20,905,292	36,071,448	100,412,051	47,506,559	(213,987,481)	99,998,470
Total current assets	915,532,623		296,527,986	251,070,455	31,935,985	208,042,447	1,548,257,534	101,716,681	(2,825,188,933)	527,894,778
Total non-current assets	886,317,756		502,433,210	160,667,832	32,675,568	104,756,605	431,460,970	407,146,635	(807,795,310)	1,717,663,266
Total current liabilities	519,212,766		1,078,322,279	79,817,063	10,287,103	163,897,630	1,856,611,334	46,619,334	(2,825,030,251)	929,737,258
Total non-current liabilities	1,968,555,771		614,563,455	75,200,326	4,153,387	513,730	1,891,640,785	42,864,055	(1,512,848,498)	3,084,643,011
Equity (deficit), net	(685,918,158)		(893,924,538)	256,720,899	50,171,062	148,387,691	(1,768,533,615)	419,379,927	704,894,507	(1,768,822,225)
Depreciation and amortization	113,656,994		15,173,731	5,938,265	2,457,584	350,789	554,672	1,639,780	—	139,771,815
Depreciation of rights of use	390,857		3,845,374	539,608	—	694,369	402,661	90,909	—	5,963,778
Net periodic cost of employee benefits	36,284,710		52,521,311	8,387,099	—	8,504	32,090,167	42,021	—	129,333,812
Interest income (1)	190,684		399,495	61,685	110,031	56,852	10,107,959	288,783	—	11,215,489
Interest cost (2)	(96,942)		4,083,467	532,791	1,362,760	2,978,799	129,328,297	1,338,907	—	139,528,079

(1)Included in financing income.
(2)Included in financing cost.
(3)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of/for the year ended December 31, 2021	Exploration and Production		Industrial Transformation	Logistics	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	468,417,239	704,624,236	—	304,536,717	—	13,077,187	—	1,490,655,379
Intersegment	460,572,660		186,494,071	84,952,786	400,866,433	83,781,482	29,314,136	(1,245,981,568)	—
Services income	177,607		510,999	2,949,047	1,314,183	1,700	19,705	—	4,973,241
(Impairment) of wells, pipelines, properties, plant and equipment, net	34,562,831		(32,153,192)	(3,161,108)	(459,126)	—	—	—	(1,210,595)
Cost of sales	461,811,648		984,150,631	56,139,574	690,088,452	939,331	38,237,316	(1,164,716,250)	1,066,650,702
Gross income (loss)	501,918,689		(124,674,517)	28,601,151	16,169,755	82,843,851	4,173,712	(81,265,318)	427,767,323
Distribution, transportation and sales expenses	308,466		16,967,684	121,109	1,349,800	(43,465)	155,920	(3,820,964)	15,038,550
Administrative expenses	68,609,035		55,094,836	18,926,235	2,102,321	77,099,162	6,014,313	(77,413,591)	150,432,311
Other revenue	8,374,912		4,547,927	238,613	649,315	3,152,076	637,623	—	17,600,466
Other expenses	48,624,108		1,518,540	363,276	42,633	166,638	234,410	19,491	50,969,096
Operating income (loss)	392,751,992		(193,707,650)	9,429,144	13,324,316	8,773,592	(1,593,308)	(50,254)	228,927,832
Financing income	74,733,941		294,144	6,285,126	389,888	168,666,374	234,490	(221,697,179)	28,906,784
Financing cost	143,814,194		18,879,599	308,502	2,050,801	220,409,508	856,474	(221,747,431)	164,571,647
Derivative financial instruments (cost) income, net	(21,076,343)		(20,346)	—	(1,624,762)	(2,502,792)	—	—	(25,224,243)
Foreign exchange (loss), net	(33,902,009)		(5,627,711)	99	(21,490)	(5,185,616)	(938,323)	—	(45,675,050)
(Loss) profit sharing in joint ventures and associates	(452,617)		(1,900,487)	(118)	(423,658)	(246,891,433)	(10,206,963)	256,787,169	(3,088,107)
(Impairment) of joint ventures	—		—	—	(6,703,324)	—	—	—	(6,703,324)
Taxes, duties and other	308,139,256		—	(68,168)	2,061,302	(3,017,215)	232,947	—	307,348,122
Net (loss) income	Ps.	(39,898,486)	(219,841,649)	15,473,917	828,867	(294,532,168)	(13,593,525)	256,787,167	(294,775,877)
Depreciation and amortization	108,323,352		16,271,506	5,867,292	266,764	926,413	1,776,038	—	133,431,365
Depreciation of rights of use	386,412		4,235,223	268,824	884,797	518,108	114,507	—	6,407,871
Net periodic cost of employee benefits	38,215,687		54,997,753	11,661,937	48,093	35,102,165	189,769	—	140,215,404
Interest income (1)	175,149		245,596	46,414	105,464	14,060,450	83,330	—	14,716,403
Interest cost (2)	2,643,655		4,924,651	267,546	1,839,455	141,368,154	669,607	—	151,713,068
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Supplemental geographic information

	For the years ended December 31,
	2023		2022		2021
Revenues:
Domestic sales	Ps.	948,666,739	Ps.	1,192,714,214	Ps.	762,114,551
Incentive for automotive fuels (see Notes 3-S and 7-E)	23,421		111,863,956		—
Total domestic sales	948,690,160		1,304,578,170		762,114,551
Export sales:
United States	607,923,932		847,736,491		503,358,963
Canada, Central and South America	1,093,586		3,946,692		2,888,992
Europe	67,857,986		77,239,046		69,011,487
Other countries	90,676,013		144,502,560		153,281,386
Total export sales	767,551,517		1,073,424,789		728,540,828
Services income (1)	3,695,941		5,385,350		4,973,241
Total revenues	Ps.	1,719,937,618	Ps.	2,383,388,309	Ps.	1,495,628,620
(1)Services income as of December 31, 2023, 2022 and 2021 represent approximately 99%, 85% and 99%, from domestic sales, respectively.
As of December 31, 2023 and 2022, PEMEX had Ps. 24,807,695 and Ps.29,840,282, respectively, of significant long-lived assets outside of Mexico, related to the DPRLP segment (see Note 12-B).
Revenue by product

	For the years ended December 31,
	2023		2022		2021
Domestic sales:
Refined petroleum products and derivatives (primarily gasolines)	Ps.	855,627,607	Ps.	1,155,023,948	Ps.	622,091,842
Gas	67,445,129		123,754,373		113,103,547
Petrochemical products	25,617,424		25,799,849		26,919,162
Total domestic sales	Ps.	948,690,160	Ps.	1,304,578,170	Ps.	762,114,551
Export sales:
Crude oil	Ps.	449,141,116	Ps.	583,740,941	Ps.	468,219,964
Refined petroleum products and derivatives (primarily gasolines)	116,419,672		445,703,884		172,389,717
Gas	31,786,691		17,429,517		76,144,006
Petrochemical products	170,204,038		26,550,447		11,787,141
Total export sales	Ps.	767,551,517	Ps.	1,073,424,789	Ps.	728,540,828

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 7.    REVENUE
As of December 31, 2023, 2022 and 2021, the revenues were as follows:
A.    Revenue disaggregation

For the year ended December 31,	Exploration and Production		Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2023
United States	Ps.	296,391,618	—	—	173,219,736	134,750,470	—	2,266,722	606,628,546
Other	79,526,182		—	—	—	12,068,575	—	174,843	91,769,600
Europe	63,582,520		—	—	—	5,571,102	—	—	69,153,622
Local	171,028		751,357,961	1,380,704	—	182,914,436	856	16,537,444	952,362,429
Incentive for automotive fuels (2)	—		23,421	—	—	—	—	—	23,421
Total	Ps.	439,671,348	751,381,382	1,380,704	173,219,736	335,304,583	856	18,979,009	1,719,937,618
2022
United States	Ps.	370,279,490	—	—	238,940,945	237,373,418	—	1,573,151	848,167,004
Other	137,931,414		—	—	—	6,861,495	—	3,656,343	148,449,252
Europe	72,285,406		—	—	—	4,953,641	—	—	77,239,047
Local	312,637		1,096,148,409	1,582,712	—	87,349,368	867	12,275,057	1,197,669,050
Incentive for automotive fuels (2)	—		111,863,956	—	—	—	—	—	111,863,956
Total	Ps.	580,808,947	1,208,012,365	1,582,712	238,940,945	336,537,922	867	17,504,551	2,383,388,309
2021
United States	Ps.	258,726,545	—	—	—	240,012,752	—	4,619,666	503,358,963
Other	141,904,248		—	—	—	13,141,852	—	1,124,425	156,170,525
Europe	67,589,171		—	—	—	1,422,317	—	—	69,011,488
Local	374,882		705,135,235	2,949,047	—	51,273,979	1,700	7,352,801	767,087,644
Total	Ps.	468,594,846	705,135,235	2,949,047	—	305,850,900	1,700	13,096,892	1,495,628,620
Major products and services
2023
Crude oil	Ps.	439,500,320	—	—	—	9,640,797	—	—	449,141,117
Gas	140,303		63,518,907	—	4,170,270	31,402,341	—	—	99,231,821
Refined petroleum products	—		678,384,156	—	1,350,729	292,288,972	—	—	972,023,857
Incentive for automotive fuels (2)	—		23,421	—	—	—	—	—	23,421
Other	—		9,133,638	—	167,698,486	63,985	—	18,925,352	195,821,461
Services	30,725		321,260	1,380,704	251	1,908,488	856	53,657	3,695,941
Total	Ps.	439,671,348	751,381,382	1,380,704	173,219,736	335,304,583	856	18,979,009	1,719,937,618
2022
Crude oil	Ps.	580,496,310	—	—	—	3,244,632	—	—	583,740,942
Gas	226,289		122,981,393	—	12,419,661	104,994,293	—	—	240,621,636
Refined petroleum products	—		959,816,508	—	210,402,816	225,508,913	—	—	1,395,728,237
Incentive for automotive fuels (2)	—		111,863,956	—	—	—	—	—	111,863,956
Other	—		12,254,413	—	15,687,956	617,009	—	17,488,810	46,048,188
Services	86,348		1,096,095	1,582,712	430,512	2,173,075	867	15,741	5,385,350
Total	Ps.	580,808,947	1,208,012,365	1,582,712	238,940,945	336,537,922	867	17,504,551	2,383,388,309
2021
Crude oil	Ps.	468,219,964	—	—	—	—	—	—	468,219,964
Gas	197,275		112,906,272	—	—	76,144,006	—	—	189,247,553
Refined petroleum products	—		572,490,831	—	—	221,990,729	—	—	794,481,560
Other	—		19,227,133	—	—	6,401,982	—	13,077,187	38,706,302
Services	177,607		510,999	2,949,047	—	1,314,183	1,700	19,705	4,973,241
Total	Ps.	468,594,846	705,135,235	2,949,047	—	305,850,900	1,700	13,096,892	1,495,628,620
Timing of revenue recognition
2023
Products transferred at a point in time	Ps.	439,640,623	727,928,413	1,380,704	173,219,486	333,396,095	—	18,925,352	1,694,490,673
Products and services transferred over the time	30,725		23,452,969	—	250	1,908,488	856	53,657	25,446,945
Total	Ps.	439,671,348	751,381,382	1,380,704	173,219,736	335,304,583	856	18,979,009	1,719,937,618
2022
Products transferred at a point in time	Ps.	580,722,599	1,150,738,488	1,582,712	238,510,433	334,364,846	—	17,488,810	2,323,407,888
Products and services transferred over the time	86,348		57,273,877	—	430,512	2,173,076	867	15,741	59,980,421
Total	Ps.	580,808,947	1,208,012,365	1,582,712	238,940,945	336,537,922	867	17,504,551	2,383,388,309
2021
Products transferred at a point in time	Ps.	468,417,239	651,854,339	2,949,047	—	304,536,717	—	13,077,187	1,440,834,529
Products and services transferred over the time	177,607		53,280,896	—	—	1,314,183	1,700	19,705	54,794,091
Total	Ps.	468,594,846	705,135,235	2,949,047	—	305,850,900	1,700	13,096,892	1,495,628,620

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

(1)Beginning January 20, 2022 DPRLP information is now included as a separate business segment.
(2)For more information on the incentive for automotive fuels, see Note 3-S and Note 7-E below.

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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Products / services	Nature, performance obligations	Timing of revenue recognition
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

B.    Accounts receivable in the statement of financial position
As of December 31, 2023 and 2022, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 111,394,431 and Ps. 107,117,145, respectively (see Note 10). As of December 31, 2023 and 2022, advance of customers was Ps. 34,114,306 and Ps. 39,465,014, respectively of which Ps. 1,671,631 and Ps. 4,530,614, respectively, were recognized as revenue.
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
D.    Notable External Events
Armed conflict and related destabilization of world energy markets

The prices of oil and natural gas remain extremely volatile as a result of ongoing armed conflicts, including the military conflict involving Russia and Ukraine, the conflict in Gaza and disruptions to shipping operations in the Red Sea. PEMEX’s revenues and profitability are heavily dependent on the prices it receives from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC and OPEC+ member states and other oil-producing nations. Destabilization of global oil and gas prices could reduce PEMEX’s sales and adversely affect its results and profitability. Oil and gas prices have, on average, decreased and may continue to decrease based on factors beyond PEMEX’s control, including geopolitical events.

During 2023, the price of the Mexican crude oil export mix decreased by U.S.$20.76 or 23.5%, from U.S.$88.41 per barrel in 2022 to U.S.$67.65 per barrel in 2023, which was reflected in the decrease in the value of PEMEX’s revenues.

Total revenues decreased by 27.8% or Ps. 663,450,691 in 2023, from Ps. 2,383,388,309 in 2022 to Ps. 1,719,937,618 in 2023, mainly due to decreases in the sales prices of gasoline, diesel, fuel oil, jet fuel, natural gas and natural gas liquids.

During 2022, the price of the Mexican crude oil export mix increased by U.S.$22.56 or 34.3%, from U.S.$65.85 per barrel in 2021 to U.S.$88.41 per barrel in 2022, which was reflected in the increase in the value of PEMEX’s revenues.
E. The Automotive Incentive

On March 4, 2022, the Mexican Government published a decree in the Official Gazette of the Federation establishing a tax incentive pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which gasoline is traded in the domestic market, effective until December 31, 2024. For the years ended December 31, 2023 and 2022, this complementary incentive amounted Ps. 23,421 and 111,863,956 respectively, which is included as a separate line item in total sales in the Statement of Comprehensive Income (see Note 3-S).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 8.    FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments-
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of December 31, 2023 and 2022. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Additionally, as of December 31, 2023 and 2022, the disclosure of the fair value for the lease obligations is not required.

	Carrying amount						Fair value hierarchy
As of December 31, 2023	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	9,926,384	—	—	—	—	9,926,384	—	9,926,384	—	9,926,384
Equity instruments (1)	—	—	552,355	—	—	552,355	—	552,355	—	552,355
Total	9,926,384	—	552,355	—	—	10,478,739
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	68,747,376	—	68,747,376	—	—	—	—
Customers	—	—	—	111,394,431	—	111,394,431	—	—	—	—
Officials and employees	—	—	—	5,633,492	—	5,633,492	—	—	—	—
Sundry debtors	—	—	—	35,253,635	—	35,253,635	—	—	—	—
Investments in joint ventures and associates	—	—	—	1,854,803	—	1,854,803	—	—	—	—
Notes receivable	—	—	—	1,179,706	—	1,179,706	—	—	—	—
Mexican Government Bonds	—	—	—	64,132,418	—	64,132,418	62,731,992	—	—	62,731,992
Other assets	—	—	—	6,109,398	—	6,109,398	—	—	—	—
Total	—	—	—	294,305,259	—	294,305,259
Financial liabilities measured at fair value
Derivative financial instruments	(36,494,962)	—	—	—	—	(36,494,962)	—	(36,494,962)	—	(36,494,962)
Total	(36,494,962)	—	—	—	—	(36,494,962)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(368,345,849)	(368,345,849)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(83,646,764)	(83,646,764)	—	—	—	—
Leases	—	—	—	—	(41,848,333)	(41,848,333)	—	—	—	—
Debt	—	—	—	—	(1,794,470,357)	(1,794,470,357)	—	(1,577,509,797)	—	(1,577,509,797)
Total	—	—	—	—	(2,288,311,303)	(2,288,311,303)
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
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.
As of December 31, 2023 and 2022, PEMEX has monetary assets and liabilities denominated in foreign currency as indicated below:

	As of December 31, 2023
	Foreign currency
	Assets	Liabilities	Net position Asset/(Liability)	Exchange rate	Equivalent to Mexican peso
U.S. dollar	11,165,312	144,817,311	(133,651,999)	16.9220	Ps.	(2,261,659,127)
Euro	4,472	8,068,957	(8,064,485)	18.6963	(150,776,031)
Pounds sterling	4,684	453,213	(448,529)	21.5646	(9,672,348)
Japanese yen	—	80,102,726	(80,102,726)	0.1200	(9,612,327)
Swiss francs	—	245	(245)	20.1101	(4,927)
Total					Ps.	(2,431,724,760)

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
The information related to “Cash and cash equivalents”, “Customers and other accounts receivable”, “Investments in joint ventures and associates”, "Government bonds, long-term notes receivable and other assets”, “Debt”, “Leases” and “Derivative financial instruments” is described in the following notes, respectively:
•Note 9, Cash and cash equivalents.
•Note 10, Customers and other financing and non-financing accounts receivable.
•Note 12, Investments in joint ventures and associates.
•Note 15, Government bonds, long-term notes receivable and other assets.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 9.    CASH AND CASH EQUIVALENTS
As of December 31, 2023 and 2022, cash and cash equivalents were as follows:

	2023		2022
Cash on hand and in banks (1)	Ps.	45,728,321	Ps.	41,316,304
Highly liquid investments (2)	23,019,055		23,098,207
Total of cash and cash equivalents	Ps.	68,747,376	Ps.	64,414,511
(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term Mexican Government investments.
NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE
As of December 31, 2023 and 2022, accounts receivable and other receivables were as follows:
A.    Customers

	2023		2022
Domestic customers	Ps.	79,069,658	Ps.	69,979,713
Export customers	32,324,773		37,137,432
Total customers, net	Ps.	111,394,431	Ps.	107,117,145
Customers and other accounts receivable, net are presented separately in the statement of financial position to conform the financial position more clearly.
The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2023 and 2022, as well as the relation between the breakdown and the impaired amount:

	Domestic customers
	2023		2022
Current	Ps.	77,163,100	Ps.	68,957,994
1 to 30 days	2,951,072		1,386,538
31 to 60 days	222,775		876,493
61 to 90 days	268,165		527,907
More than 90 days	7,216,946		3,868,537
Total	87,822,058		75,617,469
Impaired (reserved)	(8,752,400)		(5,637,756)
Total	Ps.	79,069,658	Ps.	69,979,713

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	Export customers
	2023		2022
Current	Ps.	27,530,400	Ps.	34,697,823
1 to 30 days	3,470,255		1,186,553
31 to 60 days	615,237		15,010
61 to 90 days	12,267		6,117
More than 90 days	864,160		1,422,708
Total	32,492,319		37,328,211
Impaired (reserved)	(167,546)		(190,779)
Total	Ps.	32,324,773	Ps.	37,137,432
As of December 31, 2023 and 2022, PEMEX has exposure to credit risk related to accounts receivable, see contractual payment terms in Note 7.
Additionally, the reconciliation for impaired accounts receivable is as follows:

	Domestic customers
	2023		2022		2021
Balance at the beginning of the year	Ps.	(5,637,756)	Ps.	(3,459,063)	Ps.	(1,182,729)
Impairment of accounts receivable	(3,114,644)		(2,178,693)		(2,276,334)
Balance at the end of the year	Ps.	(8,752,400)	Ps.	(5,637,756)	Ps.	(3,459,063)

	Export customers
	2023		2022		2021
Balance at the beginning of the year	Ps.	(190,779)	Ps.	(282,917)	Ps.	(211,363)
(Increase) cancellation	1,320		143,689		(72,761)
Translation effects	21,913		(51,551)		1,207
Balance at the end of the year	Ps.	(167,546)	Ps.	(190,779)	Ps.	(282,917)
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
As of December 31, 2023, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 5.75% for Pemex Industrial Transformation, 4.60% for Pemex Corporate, 1.30% for Pemex Logistics, 0.16% for PMI CIM and 0.07% for PMI TRD. As of December 31, 2022, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 7.36% for Pemex Industrial Transformation, 3.87% for Pemex Corporate, 0.88% for Pemex Logistics, 0.16% for PMI CIM and 0.13% for PMI TRD.
The amount of (impairment) of domestic and export customers recognized in the statement of comprehensive income for 2023, 2022 and 2021 was Ps. (3,113,324), Ps. (2,035,004) and Ps. (2,349,095), respectively.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

B.    Other financial and non-financial accounts receivable

	2023		2022
Financial assets:
Sundry debtors (1)	Ps.	35,253,635	Ps.	40,074,758
Employees and officers	5,633,492		4,965,645
Total financial assets	Ps.	40,887,127	Ps.	45,040,403
Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps.	155,336,028	Ps.	44,597,094
Special Tax on Production and Services	2,603,657		75,213,134
Other accounts receivable	5,139,993		2,911,791
Total non-financial assets:	Ps.	163,079,678	Ps.	122,722,019
(1)Includes Ps. (827,739) and Ps. (251,086) of impairment, as of December 31, 2023 and 2022, respectively.
NOTE 11.    INVENTORIES
As of December 31, 2023 and 2022, inventories were as follows:

	2023		2022
Refined and petrochemicals products	Ps.	51,455,826	Ps.	60,838,241
Products in transit	25,510,618		25,345,696
Crude oil	28,428,427		32,971,427
Materials and products in stock	5,870,013		6,171,040
Materials in transit	610,928		393,964
Gas and condensate products	160,180		298,029
	Ps.	112,035,992	Ps.	126,018,397
Ps. 765,038,494, Ps. 1,115,363,647 and Ps. 500,000,961 of PEMEX’s inventories were recognized as cost of sales as of December 31, 2023, 2022 and 2021, respectively.
NOTE 12.    INVESTMENTS IN JOINT VENTURES AND ASSOCIATES
A. The investments in joint ventures and associates as of December 31, 2023 and 2022 were as follows:

	Percentage of investment	December 31,
		2023		2022
Sierrita Gas Pipeline LLC	35.00%	Ps.	879,616	Ps.	1,051,626
Frontera Brownsville, LLC.	50.00%	354,691		410,097
Texas Frontera, LLC.	50.00%	178,421		185,967
CH4 Energía, S. A. de C.V.	50.00%	183,648		170,188
Administración del Sistema Portuario Nacional Dos Bocas, S. A. de C.V.	40.00%	74,529		91,537
Other, net	Various	183,898		134,551
Total		Ps.	1,854,803	Ps.	2,043,966

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Profit (loss) sharing in joint ventures and associates:

	December 31,
	2023		2022		2021
Deer Park Refining Limited Partnership (1)(2)	Ps.	—	Ps.	—	Ps.	(3,374,314)
Administración del Sistema Portuario Nacional Dos Bocas, S.A. de C.V.	(17,008)		(18,807)		(97,809)
Sierrita Gas Pipeline LLC	185,027		188,329		200,260
Frontera Brownsville, LLC.	3,369		18,632		34,670
CH4 Energía S.A. de C.V.	44,960		39,367		32,983
Texas Frontera, LLC.	32,956		19,321		20,892
Other, net	160,011		102,559		95,211
Profit (loss) sharing in joint ventures and associates, net	Ps.	409,315	Ps.	349,401	Ps.	(3,088,107)
(1)As of December 31, 2021, PEMEX recognized an impairment in Deer Park of Ps. (6,703,324) (see Note 12-B).
(2)DPRLP's activity before business combination was recognized as a commission fee between the joint venture parties and now, the core business activity is the sale of refined products to third parties.

The following tables show condensed financial information of major investments recognized under the equity method as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021:
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
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Condensed statements of comprehensive income
Deer Park Refining Limited
	December 31,
	2021 (1)
Sales and other income	Ps.	10,706,417
Costs and expenses	12,539,324
Depreciation and amortization	4,223,056
Interest paid	684,673
Income tax	8,660
Net result	Ps.	(6,749,296)
(1)The net loss was due unexpected repairs in the main distillation and coking unit of the refinery and heavy snowfalls in the Texas area, which caused a decrease in the processing of crude oil in refined products.

ii. Associates

Condensed statements of financial position
Sierrita Gas Pipeline, LLC
	December 31,
	2023		2022
Current assets	Ps.	109,299	Ps.	144,229
Non-current assets	2,465,298		2,992,861
Total assets	2,574,597		3,137,090
Current liabilities	61,410		132,444
Total liabilities	61,410		132,444
Total equity	2,513,188		3,004,646
Total liabilities and equity	Ps.	2,574,598	Ps.	3,137,090

Condensed statements of comprehensive income
Sierrita Gas Pipeline, LLC
	December 31,
	2023		2022		2021
Income	Ps.	832,108	Ps.	949,075	Ps.	957,549
Costs and expenses	303,460		410,993		385,376
Net result	Ps.	528,648	Ps.	538,082	Ps.	572,173

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
•Administración del Sistema Portuario Nacional Dos Bocas S.A. de C.V (previously Administración Portuaria Integral de Dos Bocas, S.A. de C.V.). This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 13.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET
As of December 31, 2023 and 2022, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2022	951,486,189		13,548,596	495,475,879	1,487,962,570	70,711,580	415,885,213	49,310,555	28,534,437	253,435,510	44,765,993	3,811,116,522
Acquisitions	40,285,196		1,541,647	5,773,938	32,895,095	1,011,404	3,070,302	1,625,384	5,174,068	256,362,994	8,494,138	356,234,166
Reclassifications	44,338,725		—	2,137,001	1,972,298	410,847	2,859,195	(2,483,052)	(4,580,377)	4,805,227	—	49,459,864
Capitalization	30,301,243		—	13,363,116	71,078,360	2,330,895	3,353,495	3,449,069	1,136,196	(125,429,126)	416,752	—
Disposals	(6,351,833)		(249,248)	(22,967,437)	(7,500,609)	(71,787)	(4,804,995)	(560,452)	(706,237)	(3,646,240)	(402,694)	(47,261,532)
Translation effect	(6,222,641)		—	(98,865)	—	(527,227)	—	(531,847)	(260,670)	(11,502,781)	(148,894)	(19,292,925)
Balances as of December 31, 2022	Ps.	1,053,836,879	14,840,995	493,683,632	1,586,407,714	73,865,712	420,363,210	50,809,657	29,297,417	374,025,584	53,125,295	4,150,256,095
Acquisitions (2)	24,218,720		5,271,100	4,266,300	36,368,940	24,280	2,164,860	2,564,910	3,447,500	249,698,512	140,930	328,166,052
Reclassifications	3,396,480		—	103,670	2,967,760	(197,220)	(2,648,540)	(246,280)	1,000	3,855,890	—	7,232,760
Capitalization	15,580,570		—	15,121,590	71,789,810	1,739,570	7,966,840	1,119,100	883,390	(114,200,870)	—	—
Disposals	(8,316,930)		(1,198,300)	(21,457,210)	(2,321,630)	(52,680)	(2,587,350)	(611,940)	(78,490)	(1,360,990)	(37,300)	(38,022,820)
Translation effect	(17,728,270)		—	(273,420)	—	(1,423,660)	—	(90,310)	(562,380)	(31,513,360)	(340,630)	(51,932,030)
Balances as of December 31, 2023	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	4,395,700,057
Accumulated depreciation and amortization
Balances as of January 1, 2022	(682,489,735)		(6,281,568)	(236,437,335)	(1,182,871,028)	(45,856,045)	(264,074,556)	(44,695,207)	(15,059,962)	(58,818,479)	—	(2,536,583,915)
Depreciation and amortization	(37,384,421)		(547,660)	(15,409,615)	(65,167,740)	(1,830,509)	(15,680,102)	(2,852,884)	(898,884)	—	—	(139,771,815)
Reclassifications	(42,182,309)		—	(2,841,608)	(760,459)	(410,767)	(3,870,692)	734,738	(150,676)	21,909	—	(49,459,864)
(Impairment)	(108,615,658)		—	(31,883,718)	(41,479,729)	(23,573)	(33,606,850)	(18,121)	(4,244)	(1,937,358)	—	(217,569,251)
Reversal of impairment	73,048,067		—	11,943,309	25,541,788	—	20,099,267	—	—	3,398,799	—	134,031,230
Disposals	4,535,971		235,584	10,140,565	4,631,085	67,940	2,940,843	549,592	436,631	—	—	23,538,211
Translation effect	3,644,232		—	46,887	—	256,458	—	349,479	13,103	—	—	4,310,159
Balances as of December 31, 2022	Ps.	(789,443,853)	(6,593,644)	(264,441,515)	(1,260,106,083)	(47,796,496)	(294,192,090)	(45,932,403)	(15,664,032)	(57,335,129)	—	(2,781,505,245)
Depreciation and amortization	(33,219,850)		(714,350)	(12,824,020)	(73,618,580)	(1,858,330)	(12,164,310)	(1,645,720)	(1,510,116)	—	—	(137,555,276)
Reclassifications	45,407,770		—	(46,118,320)	(6,926,040)	327,930	109,160	(12,330)	74,390	(95,320)	—	(7,232,760)
(Impairment)	(45,202,986)		—	(22,452,490)	(55,380,990)	—	(26,134,930)	—	—	(4,808,840)	—	(153,980,236)
Reversal of impairment	19,244,900		—	18,153,170	52,926,380	23,570	29,485,650	10,100	33,078	5,305,870	—	125,182,718
Disposals	7,510,670		411,410	18,624,270	1,216,350	41,730	2,064,410	587,800	55,608	—	—	30,512,248
Translation effect	10,150,720		—	196,130	—	693,390	—	57,640	102,780	—	—	11,200,660
Balances as of December 31, 2023	Ps.	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	(2,913,377,891)
Wells, pipelines, properties, plant and equipment—net as of December 31, 2022	Ps.	264,393,026	8,247,351	229,242,117	326,301,631	26,069,216	126,171,120	4,877,254	13,633,385	316,690,455	53,125,295	1,368,750,850
Wells, pipelines, properties, plant and equipment—net as of December 31, 2023	Ps.	285,434,820	12,017,211	182,581,787	353,323,631	25,387,796	124,426,910	6,610,224	16,080,145	423,571,347	52,888,295	1,482,322,166
Depreciation rates	3 to 5%		5%	2 to7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

(1)Mainly wells, pipelines and plants.
(2)On January 20, 2022, PEMEX acquired assets with a cost of Ps. 29,669,961, consisting mainly of plants. This amount includes assets acquired through a business combination (see Note 12).
A.As of December 31, 2023, 2022 and 2021, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 4,676,577, Ps. 4,580,836 and Ps. 3,106,007, respectively. Financing cost rates during 2023, 2022 and 2021 were 6.47% to 7.62%, 5.40% to 7.80% and 6.10% to 7.05%, respectively.
B.The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2023, 2022 and 2021, recognized in operating costs and expenses, was Ps. 137,555,276, Ps. 139,771,815 and Ps. 133,431,365, respectively. These figures include Ps. 115,208,527, Ps. 113,656,994 and Ps.108,509,633 for oil and gas production assets and costs related to plugging and abandonment of wells for the years ended December 31, 2023, 2022 and 2021 of Ps. 137,685, Ps. 224,327 and Ps. 143,779, respectively.
C.As of December 31, 2023 and 2022, provisions relating to future plugging of wells costs amounted to Ps. 61,117,106 and Ps. 66,699,388, respectively, and are presented in the “Provisions for plugging of wells” (see Note 20).
D.As of December 31, 2023, 2022 and 2021, acquisitions of property, plant and equipment include transfers from wells unassigned to a reserve for Ps. 14,306,298, Ps. 10,630,314 and Ps. 15,608,296, respectively (see Note 14).
E.As of December 31, 2023, 2022 and 2021, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. (40,731,370), Ps. (14,982,766) and Ps. 2,477,528, respectively, which was mainly plant.
F.As of December 31, 2023, 2022 and 2021, PEMEX recognized a net impairment of Ps. (28,797,518), Ps. (83,538,021) and Ps. (1,210,595), respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	2023		2022		2021
	(Impairment) / Reversal of impairment, net
Pemex Industrial Transformation	Ps.	(25,568,713)	Ps.	(25,615,351)	Ps.	(32,153,192)
Pemex Exploration and Production	(2,353,077)		(60,438,070)		34,562,831
Pemex Logistics	(612,906)		2,121,045		(3,161,108)
MGAS	(191,786)		394,355		(176,674)
SUS	(71,036)		—		—
Gas Bienestar	—		—		(282,452)
(Impairment) reversal of impairment, net	Ps.	(28,797,518)	Ps.	(83,538,021)	Ps.	(1,210,595)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Cash-Generating Unit of Pemex Exploration and Production
As of December 31, 2023, 2022 and 2021, Pemex Exploration and Production recognized a net impairment, net impairment and net reversal of impairment of Ps. (2,353,077), Ps. (60,438,070), and Ps. 34,562,831, respectively, shown by GCUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2023		2022		2021
Aceite Terciario del Golfo	(16,192,262)		(2,870,820)		13,493,508
Burgos	(10,631,921)		10,447,135		(12,517,196)
Tsimin Xux	(9,532,221)		2,268,459		(4,600,480)
Ogarrio Magallanes	(6,973,649)		530,061		(530,061)
Arenque	(1,705,447)		—		803,257
Misión (CEE)	(458,354)		200,830		(908,043)
Lakach	(423,347)		(648,846)		(705,781)
Poza Rica	(397,084)		—		—
Ébano (CEE)	—		1,298,911		(1,281,396)
Cuenca de Macuspana	837,460		(281,770)		38,939
Cárdenas-Mora	1,150,448		(1,150,448)		—
Crudo Ligero Marino	1,420,120		—		20,238,977
Santuario El Golpe	1,454,789		(1,454,789)		—
Tamaulipas Constituciones	1,710,627		(2,333,354)		684,766
Ixtal - Manik	6,042,806		(6,042,806)		481,673
Chuc	6,445,006		(6,517,953)		26,962,488
Antonio J. Bermúdez	9,724,991		(5,510,789)		(1,815,596)
Cantarell	15,174,961		(48,371,891)		(5,782,224)
Total	Ps.	(2,353,077)	Ps.	(60,438,070)	Ps.	34,562,831

As of December 31, 2023, Pemex Exploration and Production recognized a net impairment of Ps. (2,353,077) mainly due to:(i) the negative effect of Ps.64,145,752 due to increase in cost and expenses mainly in the Aceite Terciario del Golfo, Burgos, Tsimin Xux and Ogarrio Sánchez CGUs, (ii) the negative effect due to an exchange rate of Ps. 47,149,878, from Ps. 19.4143 = U.S.$1.00 as of December 31, 2022, to Ps. 16.9220 = U.S.$1.00 as of December 31, 2023; and (iii) an increase in the discount rate of Ps. 23,731,588, from 9.31% in December 31, 2022 to 9.93% in December 31, 2023. These effects were partially offset by (i) an increase in crude oil prices and condensate products, generating a positive effect of Ps. 73,989,335 mainly in the Cantarell, Tamaulipas Constituciones and Crudo Ligero Marino CGUs; (ii) an increase in production profiles volume in the barrel of crude oil equivalent generating a positive effect of 45,517,214, mainly in the Antonio J. Bermúdez, Crudo Ligero Marino, Chuc, Ogarrio Sánchez, Ixtal Manik and Tamaulipas Constituciones CGUs; and (iii) a positive tax effect of Ps. 13,167,592, due to a lower tax base motivated by increases in cost and expenses at the Aceite Terciario del Golfo, Burgos and Tsimin Xux CGUs.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2022, Pemex Exploration and Production recognized a net impairment of Ps. (60,438,070) mainly due to: (i) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps. 258,263,054, of which Ps. 160,892,540 are from the Cantarell CGU, Aceite Terciario del Golfo (“ATG”), Ixtal Manik, Antonio J. Bermúdez and Chuc CGUs; and (ii) the negative effect due to an exchange rate of Ps. 17,568,491, from Ps. 20.5835 = U.S.$1.00 as of December 31, 2021, to Ps. 19.4143 = U.S.$1.00 as of December 31, 2022. These effects were partially offset by (i) an increase in crude oil prices, generating a positive effect of Ps. 157,896,123 mainly Burgos, Ogarrio Magallanes and Crudo Ligero Marino CGUs; (ii) an increase in the discount rate of Ps. 52,553,703, from 6.89% in 2021 to 9.31% in 2022, due to the increase in the debt component in the Weighted Average Cost of Capital ("WAAC") derived from the rise in global interest rates, which impacted PEMEX's benchmark rates that oil and gas industry uses to determine these discount rates, mainly in the Cantarell CGU due to the 30.5% reduction in proved reserves as of January 31, 2023, from 683.83 MMBPCE as of December 31, 2021 to 474.96 MMBPCE as of December 31, 2022; and (iii) a positive tax effect of Ps. 4,943,649, due to lower income in proved reserves as of January 1, 2023 mainly in the Cantarell, ATG and Ixtal Maniak CGUs.
As of December 31, 2021, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 34,562,831 mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps. 143,823,094 mainly in ATG, Chuc, Crudo Ligero Marino and Ixtal Manik CGUs; (ii) the positive effect due to an exchange rate of Ps. 13,361,080, from Ps. 19.9478 = U.S.$1.00 as of December 31, 2020, to Ps. 20.5835 = U.S.$1.00 as of December 31, 2021; and (iii) a slight positive effect in the discount rate of Ps. 624,875, or in percentage terms, from 6.23% in 2020 to 6.89% in 2021. These effects were partially offset by (i) a decrease in production profiles volume in the barrel of crude oil equivalent of Ps. 34,944,968 and higher transportation and distribution costs of Ps. 67,992,525 mainly in Cantarell, Burgos, Antonio J. Bermúdez and Macuspana, CGUs; (ii) an increase in proven reserves in the new Ixachi, Quesqui, Xikin, Jaatsul, Cheek, Uchbal, TetL, Teekit, Suuk, Pokche and Mulach fields; (iii) a negative tax effect of Ps. 18,119,284, due to higher income as a result of an increase in hydrocarbon prices, exchange rate and an increase in the discount rate with respect to December 31, 2020 mainly in ATG, Chuc, Crudo Ligero Marino and Tsimin Xux CGUs; and (iv) an impairment of Ps. 2,189,440 in Exploration and Extraction Contracts for Misión and Ébano CGUs.
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
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

	2023	2022	2021
Average crude oil price	64.08 U.S.$/bl	59.37 U.S.$/bl	56.60 U.S.$/bl
Average gas price	4.79 U.S.$/mpc	4.98 U.S.$/mpc	4.66 U.S.$/mpc
Average condensates price	73.00 U.S.$/bl	64.95 U.S.$/bl	65.50 U.S.$/bl
After-tax discount rate	9.93% annual	9.31% annual	6.89% annual
Pre-tax discount rate	15.10% annual	14.27% annual	10.68% annual
For 2023, 2022 and 2021 the total forecast production, calculated with a horizon of 25 years, was 7,082 Billion barrels per day (Bbd), 7,078 Bbd and 7,341 Bbd per day of crude oil equivalent, respectively.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2023, 2022 and 2021, values in use for CGU are:

	2023		2022		2021
Chuc	58,954,530		58,826,338		86,217,289
Crudo Ligero Marino	34,288,720		27,993,723		34,424,670
Ogarrio Magallanes	27,794,137		29,222,531		25,089,823
Aceite Terciario del Golfo	27,318,209		44,910,967		75,544,451
Tsimin Xux	26,234,797		42,487,962		29,336,464
Antonio J. Bermúdez	23,434,323		10,090,851		18,666,302
Cantarell	19,852,385		—		54,669,897
Ixtal - Manik	14,311,152		10,377,668		23,071,621
Poza Rica	6,089,496		8,212,280		—
Tamaulipas Constituciones	4,799,796		3,000,177		5,878,883
Ébano (CEE)	4,690,690		4,857,880		—
Santuario El Golpe	3,640,552		—		17,225,366
Cárdenas-Mora	3,105,129		—		4,893,697
Arenque	2,629,121		5,307,805		5,920,659
Burgos	2,611,157		13,254,788		4,403,791
Cuenca de Macuspana	612,773		82,209		722,874
Total	Ps.	260,366,967	Ps.	258,625,179	Ps.	386,065,787
Cash-Generating Units of Pemex Industrial Transformation
As of December 31, 2023, 2022 and 2021, Pemex Industrial Transformation recognized a net impairment of Ps. (25,568,713), Ps. (25,615,351) and Ps. (32,153,192), respectively, shown by CGUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2023		2022		2021
Salamanca Refinery	5,750,279		(5,819,013)		(2,187,781)
Minatitlán Refinery	4,615,400		(17,502,044)		(4,678,358)
Madero Refinery	(10,125,589)		5,244,262		(13,216,073)
Nuevo Pemex Gas Processor Complex	(8,282,116)		—		—
Cosoleacaque Petrochemical Complex	(5,096,027)		630,486		(726,631)
Cactus Gas Processor Complex	(4,592,823)		—		—
Morelos Petrochemical Complex	(3,093,360)		(7,512,584)		365,522
Coatzacoalcos Gas Processor Complex	(2,051,842)		—		—
Cangrejera Ethylene Complex	(771,161)		—		—
Poza Rica Gas Processor Complex	(646,813)		(3,656,338)		—
La Venta Gas Processor Complex	(541,766)		—		—
Matapionche Gas Processor Complex	(498,212)		—		—
Arenque Gas Processor Complex	(159,571)		(199,943)		—
Cangrejera Petrochemical Complex	(61,296)		(6,419,084)		(1,115)
Tula Refinery	(13,816)		9,757,714		(6,446,357)
Pajaritos Petrochemical Complex	—		31,596		195,834
Salina Cruz Refinery	—		(101,943)		(3,263,118)
Cadereyta Refinery	—		(68,460)		(2,195,115)
Total	Ps.	(25,568,713)	Ps.	(25,615,351)	Ps.	(32,153,192)
As of December 31, 2023, the net impairment of Ps.(25,568,713) was due to a decrease in the exchange rate used in the projected cash-flows from Ps. 19.4143 = U.S.$1.00 as of December 31, 2022 to Ps. 16.9220 = U.S. $1.00 as of December 31, 2023. These effects were partially offset by a slight decrease in the discount rate of CGUs of refined products from 14.16% as of December 31, 2022 to 13.68% as of December 31, 2023.
As of December 31, 2022, the net impairment of Ps.(25,615,351) was mainly due to: (i) the negative effect due to an exchange rate, from Ps. 20.5835 = U.S.$1.00 as of December 31, 2021, to Ps. 19.4143 = U.S.$1.00 as of December 31, 2022, and (ii) a negative effect in the discount rate, from 9.45% in 2021 to 14.16% in 2022; and (iii) a projected decrease in revenues.
As of December 31, 2021, the net impairment of Ps.(32,153,192) was mainly the result of the following factors: (i) the inability to achieve the projected production rate due to operational issues; (ii) the Ultra-Low Sulfur Gasoline (ULSG) and Ultra-Low Sulfur Diesel (ULSD) projects have not received any resources for their

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

continuation and no provision is made for the continuation of these works within the approved budget for 2022; and (iii) the total impairment in the Madero Refinery due to high operating costs and expenses. These effects were partially offset by (i) a projected increase in revenues due to the increase in sales prices for secondary petrochemical CGUs; (ii) an increase in the exchange rate of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 19.9487 = U.S.$1.00 as of December 31, 2020, to Ps. 20.5835 = U.S.$1.00 as of December 31, 2021; and (iii) a decrease in the discount rate from 10.83% in 2020 to 9.45% in 2021.
To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of December 31,
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022
	Refining			Gas			Petrochemicals			Ethylene			Fertilizers
Average crude oil Price (U.S.$)	105.5	68.79	60.4	N.A.			N.A.			N.A.			N.A
Processed volume (1)	993 mbd	909 mbd	891 mbd	3,201 mmpcd of humid gas	2,061 mmpcd of humid gas	2,148 mmpcd of humid gas	Variable because the load inputs are diverse
Rate of U.S.$	$16.9220	$19.4143	$20.5835	$16.9220	$19.4143	$20.5835	$16.9220	19.4143	$20.5835	$16.9220	19.4143	$20.5835	$16.9220	$19.4143
Useful lives of the cash-generating units (year average)	12	12	11	6	7	7	5	5	6	5	5	5	5	4
Pre-tax discount rate	13.68%	14.16%	9.45%	12.25%	13.20%	10.15%	10.31%	10.73%	8.63%	10.31%	10.73%	8.63%	13.25%	13.25%
Period (2)	2024-2035	2024 - 2035	2022 - 2033	2024 - 2029	2024 - 2029	2022 - 2028	2024-2027	2024 - 2027	2022 - 2027	2024-2028	2023 - 2027	2020 - 2026	2024-2028	2024 - 2028

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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of December 31, 2023, 2022 and 2021, the value in use for the impairment of fixed assets was as follows:

	2023		2022		2021
Salamanca Refinery	52,973,936		17,799,786		51,998,803
Salina Cruz Refinery	51,877,280		49,725,087		31,909,325
Cadereyta Refinery	49,608,678		48,191,707		39,432,148
Tula Refinery	46,202,340		48,695,398		39,815,742
Madero Refinery	14,453,809		10,279,749		—
Ciudad Pemex Gas Processor Complex	13,566,516		—		—
Cangrejera Ethylene Processor Complex	8,758,887		—		—
Nuevo Pemex Gas Processor Complex	8,412,828		31,708,026		—
Cactus Gas Processor Complex	7,412,437		—		—
Independencia Petrochemical Complex	4,382,873		—		—
Minatitlán Refinery	4,184,019		4,061,210		20,545,810
Burgos Gas Processor Complex	1,972,249
Coatzacoalcos Gas Processor Complex	1,764,690		—		—
Cosoleacaque Petrochemical Complex	1,502,395		1,974,484		625,255
La Venta Gas Processor Complex	1,471,999		—		—
Morelos Ethylene Processor Complex	923,623		—		7,903,064
Arenque Gas Processor Complex	—		105,610		—
Total	Ps.	269,468,559	Ps.	212,541,057	Ps.	192,230,147
Cash-Generating Units of Pemex Logistics
As of December 31, 2023, 2022 and 2021, Pemex Logistics recognized a net impairment, a net reversal of impairment and a net impairment of Ps. (612,906), Ps. 2,121,045 and Ps. (3,161,108), respectively show by CGU as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The net (impairment), reversal of impairment was in the following CGUs:

	2023		2022		2021
Storage terminals	Ps.	(582,923)	Ps.	—	Ps.	—
Construction in progress	(58,816)		2,121,045		(2,927,035)
Land and transport (white pipelines)	28,833		—		(234,073)
(Impairment) reversal of impairment , net	Ps.	(612,906)	Ps.	2,121,045	Ps.	(3,161,108)

	As of December 31,
	2023	2022	2021	2023	2022	2021	2023	2022	2021
	Pipelines			Landing transport			Vessel
Discount rate	14.80%	12.73%	12.57%	14.80%	12.73%	12.57%	14.80%	12.73%	12.57%
Useful life	19	19	20	0	2	3	15	16	17

As of December 31, 2023, Pemex Logistics recognized an impairment of Ps. (612,906) due to: (i) a decrease in the projected revenue in the cash flows of the storage terminals CGU, resulting from an expected increase in expenses and (ii) an increase in the discount rate to project future cash flows from 12.73% in 2022 to 14.80% in 2023.
As of December 31, 2022, Pemex Logistics recognized a net reversal of impairment of Ps. 2,121,045 due to: (i) the capitalization of some work in progress, and (ii) an increase in the discount rate to project future cash flows from 12.57% in 2021 to 12.73% in 2022.
As of December 31, 2021, Pemex Logistics recognized a net impairment of Ps. (3,161,108), due to: (i) an impairment in some works in progress, for which a reservation was estimated due to the economic adjustments that PEMEX presents for these projects and (ii) an increase in the discount rate to project future cash flows from 11.97% in 2020 to 12.57% in 2021.
CGU in Pemex Logistics are pipelines and transport equipment.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The recoverable amounts of the assets as of December 31, 2023, 2022 and 2021, corresponding to the discounted cash flows at the rate of 14.80%, 12.73% and 12.57%, respectively, as follows:

	2023		2022	2021
TAD, TDGL, TOMS (Storage terminals)	Ps.	69,078,019	66,431,256	76,522,522
Pipelines	—		43,707,101	113,847,249
Primary logistics	111,366,873		74,294,282	72,281,553
Total	Ps.	180,444,892	184,432,639	262,651,324

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
EECs as of December 31, 2023 are:
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
•Exploration and Extraction Contract, related to Block 18, Tampico Misantla, in which Pemex Exploration and Production owns 100% of this contractual area.
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
•Hydrocarbons Exploration and Extraction Contract for Block 2, “Plegado Perdido”, formed by Pemex Exploration and Production (as partner) and Shell Exploración y Extracción de México, S.A. de C.V. (as operator). Pemex Exploration and Production and Shell Exploración y Extracción de México, S.A. de C.V. each have a 50% interest in this project.
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
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

See below for a condensed statement of comprehensive income and condensed statement of financial position, summarizing the exploration and extraction contracts listed above (presentation non-audited):

	Production-sharing contracts
As of /For the year ended December 31, 2023	EK-Balam	Block 2	Block 8	Block 16	Block 17	Block 18	Block 29	Block 32	Block 33	Block 35	Santuario El Golpe	Misión	Ébano
Sales:
Net sales	14,527,269	—	—	—	—	—	—	—	—	—	1,517,251	612,224	708,905
Cost of sales	8,100,254	168,742	32,471	31,866	33,984	72,132	25,677	(26,446)	248,226	19,115	(566,046)	891,044	(1,344,846)
Gross income (loss)	6,427,015	(168,742)	(32,471)	(31,866)	(33,984)	(72,132)	(25,677)	26,446	(248,226)	(19,115)	2,083,297	(278,820)	2,053,751
Other income (loss), net	(92,791)	(30,188)	(11,655)	(46)	9	18		8,071	5,601	(21)	(50,641)	(59,806)	(72,402)
Administrative expenses	(4)	—	—	—	—	—	—	—	—	—	8,661	—	468,782
Operating income (loss)	6,334,228	(198,930)	(44,126)	(31,912)	(33,975)	(72,114)	(25,677)	34,517	(242,625)	(19,136)	2,023,995	(338,626)	1,512,567
Taxes, duties and other	6,007,509	(50,562)	(8,138)	(7,940)	(8,422)	(18,013)	13,646	13,585	(67,055)	(110)	208,777	78,594	529,911
Net income (loss)	326,719	(148,368)	(35,988)	(23,972)	(25,553)	(54,101)	(39,323)	20,932	(175,570)	(19,026)	1,815,218	(417,220)	982,656
Cash and cash equivalents	—	325,300	81,864	—	—	162,346	90,353	227,407	—	—	—	—	—
Accounts receivable	64,087,461	361,813	54,813	3,255	(14,367)	53,522	1,424,886	109,728	(192,275)	298,005	12,675,947	8,643,467	4,515,617
Total current assets	64,087,461	687,113	136,677	3,255	(14,367)	215,868	1,515,239	337,135	(192,275)	298,005	12,675,947	8,643,467	4,515,617
Wells, pipelines, properties, plant and equipment, net	44,905,927	—	—	—	—	—	—	—	—	—	1,786,701	1,422,099	604,300
Other assets	—	12,111	—	—	—	—	—	—	—	—	—	—	—
Total assets	108,993,388	699,224	136,677	3,255	(14,367)	215,868	1,515,239	337,135	(192,275)	298,005	14,462,648	10,065,566	5,119,917
Suppliers	23,451,464	(11,241)	(10,031)	78,139	79,942	738	14,423	1,007	315,696	662,077	7,048,767	4,477,005	2,478,672
Taxes and duties payable	9,491,592	(50,904)	(7,350)	(7,941)	(8,422)	(16,241)	14,671	13,658	(67,097)	(110)	133,541	48,727	494,017
Other current liabilities	4,703,923	1,287,913	536,881	53,145	41,450	555,625	1,607,130	523,541	62,729	48,402	2,222,286	1,881,509	500,595
Total liabilities	37,646,979	1,225,768	519,500	123,343	112,970	540,122	1,636,224	538,206	311,328	710,369	9,404,594	6,407,241	3,473,284
Equity (deficit), net	71,019,690	(378,176)	(346,835)	(96,116)	(101,784)	(270,153)	(81,662)	(222,003)	(328,033)	(393,338)	3,242,836	4,075,545	663,977

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	License contracts
As of /For the year ended December 31, 2023	Block 3	Block 2	Block 5	Block 18	Block 22	Cárdenas Mora	Ogarrio	Miquetla
Sales:
Net sales	—	—	—	—	—	1,493,683	1,190,383	266,519
Cost of sales	25,484	83,194	148,562	158,532	64,722	(287,488)	666,153	(884,897)
Gross income (loss)	(25,484)	(83,194)	(148,562)	(158,532)	(64,722)	1,781,171	524,230	1,151,416
Other income (loss), net	4	64	—	—	—	(41,751)	(34,947)	(48,844)
Administrative expenses	(4,484)	—	—	—	—	—	107,654	(23,707)
Operating income (loss)	(20,996)	(83,130)	(148,562)	(158,532)	(64,722)	1,739,420	381,629	1,126,279
Taxes, duties and other	—	(18,630)	(34,459)	(36,845)	(14,248)	241,918	176,000	355,002
Net income (loss)	(20,996)	(64,500)	(114,103)	(121,687)	(50,474)	1,497,502	205,629	771,277
Cash and cash equivalents	—	—	16,246	16,492	—	102	—	—
Accounts receivable	5,864	76,672	69,874	40,167	277,419	9,839,474	2,568,751	1,611,498
Total current assets	5,864	76,672	86,120	56,659	277,419	9,839,576	2,568,751	1,611,498
Wells, pipelines, properties, plant and equipment, net	—	—	—	—	—	1,732,156	1,411,054	(48,304)
Total assets	5,864	76,672	86,120	56,659	277,419	11,571,732	3,979,805	1,563,194
Suppliers	181,665	392,171	89,438	99,996	575,573	8,108,648	7,343,370	1,119,901
Taxes and duties payable	(4,484)	(18,630)	(28,508)	(30,493)	(14,249)	165,361	113,876	342,319
Other current liabilities	51,005	172,460	516,303	515,357	105,427	(1,417,791)	(8,042,370)	—
Total liabilities	228,186	546,001	577,233	584,860	666,751	6,856,218	(585,124)	1,462,220
Equity (deficit), net	(201,326)	(404,829)	(377,010)	(406,514)	(338,858)	3,218,012	4,359,300	(670,303)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 14.    INTANGIBLE ASSETS, NET
As of December 31, 2023 and 2022, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 20,350,819 and Ps. 30,024,934, respectively as follows:
A.    Wells unassigned to a reserve

	2023		2022
Wells unassigned to a reserve:
Balance at the beginning of the year	Ps.	28,388,655	Ps.	18,639,136
Additions to construction in progress	34,387,333		34,291,324
Transfers against expenses	(29,529,330)		(13,911,491)
Transfers against fixed assets	(14,306,298)		(10,630,314)
Balance at the end of the year	Ps.	18,940,360	Ps.	28,388,655
As of December 31, 2023, 2022 and 2021, PEMEX recognized expenses related to unsuccessful wells of Ps. 33,966,315, Ps. 21,021,660 and Ps. 22,296,103, respectively, directly in its statement of comprehensive income.
B.    Other intangible assets

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2023	Ps.	6,241,489	1,764,208	Ps.	8,005,697
Additions	424,295		223,014	647,309
Effects of foreign exchange	(103,770)		(399,502)	(503,272)
	6,562,014		1,587,720	8,149,734
Amortization accumulated
Balance as of January 1, 2023	(5,613,088)		(756,330)	(6,369,418)
Additions	53,360		—	53,360
Amortization	(580,267)		(19,360)	(599,627)
Effects of foreign exchange	79,783		96,627	176,410
	(6,060,212)		(679,063)	(6,739,275)
Balance as of December 31, 2023	Ps.	501,802	908,657	Ps.	1,410,459
Useful lives	1 to 3 years		Up to 36 years

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2022	Ps.	5,258,823	1,845,848	Ps.	7,104,671
Additions	1,016,283		23,951	1,040,234
Effects of foreign exchange	(33,617)		(105,591)	(139,208)
	6,241,489		1,764,208	8,005,697
Amortization accumulated
Balance as of January 1, 2022	Ps.	(4,950,315)	(777,346)	(5,727,661)
Additions	(195,948)		—	(195,948)
Amortization	(492,311)		(24,031)	(516,342)
Effects of foreign exchange	25,486		45,047	70,533
	(5,613,088)		(756,330)	(6,369,418)
Balance as of December 31, 2022	Ps.	628,401	1,007,878	Ps.	1,636,279
Useful lives	1 to 3 years		Up to 36 years
NOTE 15.    GOVERNMENT BONDS, LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS
A.    Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of December 31, 2023 and 2022:

	2023		2022
Government bonds (1)	Ps.	64,132,418	Ps.	110,179,517
Less: current portion of Government Bonds, net of expected credit losses	28,637,314		46,526,257
Total long-term notes receivable	Ps.	35,495,104	Ps.	63,653,260
(1)As of December 31, 2023 and 2022, includes an expected credit loss of Ps. 5,595 and Ps. 9,717, respectively.
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
During the period from January 1 to December 31, 2023, interest income generated by the Government Bonds amounted to Ps. 7,426,089, of which Petróleos Mexicanos received payments in the amount of Ps. 8,052,642. During the period from January 1 to December 31, 2022, interest income generated by the Government Bonds amounted to Ps. 7,534,938, of which Petróleos Mexicanos received payments in the amount of Ps. 7,455,715.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2023 and the Government Bonds consist of 12 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the SHCP with maturities between 2024 and 2026, at nominal value of Ps. 63,875,778.
As of December 31, 2022 the Government Bonds consisted of 17 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the SHCP with maturities between 2023 and 2026, at nominal value of Ps. 102,492,032 and Ps. 913,482 in UDIs.
As of December 31, 2023 and 2022, the fair value of the transferred assets was Ps. 62,731,992 and Ps. 108,062,414, respectively and the fair value of the associated liabilities was Ps. 49,317,793 and Ps. 82,372,990, respectively, resulting in a net position of Ps. 13,414,199 and Ps. 25,689,424, respectively.
As of December 31, 2023 and 2022, the recorded liability was Ps. 59,364,989 (Ps. 58,741,483 of principal and Ps. 623,506 of interest) and Ps. 90,577,596 (Ps. 89,739,938 of principal and Ps. 837,658 of interest), respectively (see Note 16).
The roll-forward of the Mexican Bonds is as follows:

	December 31,
	2023		2022
Balance as of the beginning of the year	Ps.	110,179,517	Ps.	110,855,356
Government Bonds collected (1)	(45,849,715)		—
Accrued interests	7,426,089		7,534,938
Interests received from bonds	(8,052,642)		(7,455,715)
Impact of the valuation of bonds in UDIs	(445,787)		491,975
Amortized cost	870,834		(1,250,358)
Reversal of impairment of bonds	4,122		3,321
Balance at the end of the year	Ps.	64,132,418	Ps.	110,179,517
(1)During 2023, Mexican Government Bonds were collected in March, August, November and December.
B.    Long-term notes receivable
As of December 31, 2023 and 2022, the balance of long-term notes receivable was Ps. 1,179,706 and Ps. 1,334,126 and includes Ps. 736,605 and Ps. 783,999, respectively, of collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.
C.    Other assets
At December 31, 2023 and 2022, the balance of other assets was as follows:

	December 31,
	2023		2022
Payments in advance (1)	Ps.	5,907,464	Ps.	26,515,825
Other	3,353,985		2,565,824
Insurance	1,352,643		1,621,076
Total other assets	Ps.	10,614,092	Ps.	30,702,725
(1)Mainly advance payments to contractors for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, through PTI ID.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 16.    DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2023 published in the Official Gazette of the Federation on November 14, 2022, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 27,068,400 and an external net debt up to U.S.$142,200. PEMEX can incur additional internal or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
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
During the period from January 1 to December 31, 2023, PEMEX participated in the following financing activities:
•On January 13, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 4,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 365 basis points, maturing in January 2024.
•On January 23, 2023, Petróleos Mexicanos amended the maturity and interest rate of a credit contract of U.S.$750,000, to an interest floating rate linked to 90-day SOFR plus 350 basis points plus and adjustment for the change in the reference to 26 basis points, maturing in July 2024.
•On January 31, 2023, Petróleos Mexicanos issued U.S.$2,000,000 of its 10.00% Notes due 2033 under its U.S.$125,000,000 Medium-Term Notes Program, Series C. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

•On February 17, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$11,362 bearing interest at a floating rate linked to 30-day SOFR plus 175 basis points, maturing in February 2024.

•On February 24, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.250,000 bearing interest at a floating rate linked to 28-day TIIE plus 235 basis points, maturing in February 2024.

•On February 24, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 360 basis points, maturing in February 2024.

•On February 28, 2023, Petróleos Mexicanos entered into a new term loan credit facility for U.S.$150,000, bearing interest at a floating rate linked to 90-day SOFR plus 450 basis points, maturing in February 2025.

•On March 13, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$200,000 bearing interest at a fixed rate of 10.375%, maturing in March 2033.

•On March 16, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$537,500 bearing interest at a fixed rate of 10.375%, maturing in March 2033.

•On March 28, 2023, Petróleos Mexicanos obtained Ps.9,225,000 related to the monetization of Government Bonds, maturing in February 2024.
•On May 24, 2023, Petróleos Mexicanos entered into a credit line of Ps. 19,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 200 basis points, maturing in May 2024.
•On August 18, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 5,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 365 basis points, maturing in August 2024.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•On August 28, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 2,000,000 bearing interest rate linked to 28-day TIIE plus 230 basis points, maturing in February 2024.
•On September 13, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 4,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 365 basis points, maturing in September 2024.
•On October 23, 2023, Petróleos Mexicanos entered into a new term loan credit facility of U.S.$158,000, bearing interest at a floating rate linked to 90-day SOFR plus a variable margin between 375 and 575 basis points determined by Petróleos Mexicanos’ long-term currency denominated debt ratings, maturing in April 2025.
•On October 25, 2023, Petróleos Mexicanos entered into a new term loan credit facility of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin of 230 basis points, maturing in April 2024.
•On October 30, 2023, Petróleos Mexicanos completed the exchange of notes previously issued under Rule 144A and under Regulation S for SEC-registered notes. The following table sets forth, the principal amount of the registered debt securities issued by Petróleos Mexicanos pursuant to such exchange of notes:

Security	Issuer	Guarantors	Principal amount outstanding U.S.$
10.000% Notes due 2033	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,972,663
•On November 29, 2023, Petróleos Mexicanos entered into a new term loan credit facility of U.S.$500,000, bearing interest at a floating rate linked to 90-day SOFR plus 300 basis points, maturing in March 2024.
•On November 30, 2023, Petróleos Mexicanos, entered into a new revolving credit facility of Ps.2,256,000 bearing interest at a floating rate linked to TIIE-28 plus a variable margin of 310 basis points, maturing in November 2024.
•On November 30, 2023, PMI Trading as borrower and Petróleos Mexicanos, as guarantor, entered into a new revolving credit line of U.S.$500,000, bearing interest at a floating rate linked to 90-day SOFR plus 300 basis points, maturing in March 2024.
•On November 30, 2023, Petróleos Mexicanos, entered into an amended and restated dual tranche term loan credit facility of U.S.$2,218,750, bearing interest at a floating rate linked to 30-day SOFR plus a variable margin between 235 and 300 basis points for Tranche A and between 375 and 575 basis points for Tranche B, respectively, in each case determined by Petróleos Mexicanos’ long-term currency denominated debt ratings, with Tranche A maturing in June 2024 and Tranche B maturing in November 2026.
•On November 30, 2023, Petróleos Mexicanos entered into an amended and restated dual tranche revolving credit facility of U.S.$4,572,416, bearing interest at a floating rate linked to 30-day SOFR plus a variable margin between 235 and 300 basis points for Tranche A and between 375 and 575 basis points for Tranche B, respectively, in each case determined by Petróleos Mexicanos’ long-term currency denominated debt ratings, with Tranche A maturing in June 2024 and Tranche B maturing in November 2026.
•On November 30, 2023, PMI Trading, as borrower and Petróleos Mexicanos, as guarantor, entered into a new revolving credit line of U.S.$1,500,000, bearing interest at a floating rate linked to 30-day SOFR plus a variable margin between 375 and 575 basis points determined by Petróleos Mexicanos’ long-term currency denominated debt ratings, maturing in November 2026.
•On December 21, 2023, Petróleos Mexicanos entered into a new revolving credit facility of Ps. 1,700,000, bearing interest at a floating rate linked to 28-day TIIE-plus a variable margin of 230 basis points, maturing in June 2024.

•On December 26, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 255 basis points, maturing in March 2024.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•On December 28, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,500,000 bearing interest at a floating rate linked to 28-day TIIE plus 255 basis points, maturing in March 2024.
All the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

As of December 31, 2023, PEMEX had U.S.$6,966,000 and Ps. 20,500,000 in credit lines in order to provide liquidity. As of December 31, 2023, U.S.$230,000 are available and the credit lines in pesos are fully drawn.
As of December 31, 2022, the outstanding amount under PMI Trading's revolving credit line was U.S.$162,866. From January 1 to December 31, 2023, PMI Trading obtained U.S.$1,411,629 from its revolving credit line and repaid U.S.$913,282. As of December 31, 2023, the outstanding amount under this revolving credit line was U.S.$661,213 and the available amount was U.S.$63,787.
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
As of December 31, 2023 and 2022 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2023 and 2022, debt was as follows:

			2023 (B)
	Rate of interest (A)	Maturity	Pesos		Foreign currency
U.S. dollars
Bonds	Fixed from 2.29% to 10.00%, SOFR plus 0.61% to 0.69%	Various to 2060	1,006,968,611		U.S.$	59,506,477
Project financing	SOFR plus 0.87% to 1.38%	Various to 2031	10,236,528		604,924
Direct loans	Fixed from 5.25% to 10.375%, SOFR plus 1.75% to 4.54%	Various to 2031	49,809,345		2,943,467
Syndicated loans	SOFR plus 3.10% to 4.85%	Various to 2026	38,391,788		2,268,750
Revolving credit lines	SOFR plus 3.00% to 4.85%, and Fed effective 1.55%	2024	124,622,592		7,364,531
Financing of Infrastructure asset	Fixed from 8.38% and 8.89%	Various to 2036	19,167,740		1,132,711
Plus Factoring	SOFR plus 3.15%	2024	988,038		58,388
Total financing in U.S. dollars			1,250,184,642		U.S.$	73,879,248
Euros
Bonds	Fixed from 2.75% to 5.50%	Various to 2030	144,474,240			€7,727,424
Japanese yen
Bonds	Fixed from 0.54%	Various to 2026	9,590,744			¥79,922,867
Pesos
Certificados bursátiles	TIIE plus 1.00% and fixed from 7.19% to 7.47%	Various to 2026	93,772,673
Direct loans	TIIE plus 0.85% to 4.10%	Various to 2029	99,788,829
Plus Factoring	TIIE plus 2.80% and CETES plus 1.60% to 2.65%	2024	14,900,129
Syndicated loans	TIIE plus 0.95%	Various to 2025	5,400,000
Revolving credit lines	TIIE plus 4.25%	2024	20,500,000
Monetization of Mexican Government Bonds	Fixed from 9.50% to 9.70%	2024	68,741,484
Total financing in pesos			303,103,115
UDIs
Certificados bursátiles	Fixed from 3.02% to 5.23%	Various to 2035	39,871,129
Other currencies
Bonds	Fixed from 3.75%	Various to 2025	9,680,517
Total principal in pesos (C)			1,756,904,387
Plus:
Accrued interest			37,565,970
Total principal and interest			1,794,470,357
Less:
Short-term maturities			439,655,624
Accrued interest			37,565,970
Total short-term debt and current portion of long-term debt			477,221,594
Long-term debt			Ps.	1,317,248,763

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

			2022 (B)
	Rate of interest (A)	Maturity	Pesos		Foreign currency
U.S. dollars
Bonds	Fixed from 2.29% to 9.50%, SOFR plus 2.20% to 3.00% and LIBOR plus 0.35% to 0.43%	Various to 2060	1,164,663,984		U.S.$	59,990,007
Project financing	Fixed from 2.96% and LIBOR plus 0.45% to 1.38%	Various to 2031	21,706,959		1,118,091
Direct loans	Fixed from 5.25%, LIBOR plus 1.75% to 3.50%	Various to 2031	58,490,408		3,012,749
Syndicated loans	LIBOR plus 2.35%	Various to 2024	48,535,750		2,500,000
Bank loans	Fixed at 3.50% and LIBOR plus 1.19% and 1.25%	2023	66,239		3,412
Revolving credit lines	SOFR plus 3.00%, LIBOR plus 3.58% and 3.75% and Fed effective plus 1.55%	2023	151,646,707		7,811,083
Financing of Infrastructure asset	Fixed from 5.40% and 8.40%	Various to 2036	23,896,275		1,230,859
Plus Factoring	SOFR plus 3.15%	2023	2,030,718		104,599
Total financing in U.S. dollars			1,471,037,040		U.S.$	75,770,800
Euros
Bonds	Fixed from 2.75% to 5.50% EURIBOR plus 2.40%	Various to 2030	192,131,988			€9,278,018
Direct loans	Fixed at 5.11%	Various to 2023	10,354,150		500,000
Total financing in Euros			202,486,138			€9,778,018
Japanese yen
Bonds	Fixed from 0.54% to 3.50%	Various to 2026	16,157,618			¥109,915,769
Pesos
Certificados bursátiles	TIIE plus 1.00% and fixed from 7.19% to 7.47%	Various to 2026	93,536,610
Direct loans	Fixed from 6.55% and TIIE plus 0.85% to 3.65%	Various to 2029	56,802,606
Plus Factoring	TIIE plus 2.55% to 2.80% and CETES plus 1.60% to 2.50%	2023	16,416,368
Syndicated loans	TIIE plus 0.95%	Various to 2025	10,200,000
Revolving credit lines	TIIE plus 1.50% to 3.50%	Various to 2023	29,500,000
Monetization of Mexican Government Bonds	Fixed from 9.08200%	Various to 2024	99,739,938
Total financing in pesos			306,195,522
UDIs
Certificados bursátiles	Fixed from 3.02% to 5.23%	Various to 2035	38,085,401
Other currencies
Bonds	Fixed from 1.75% and 3.75%	Various to 2025	18,138,980
Total principal in pesos (C)			2,052,100,699
Plus:
Accrued interest			39,363,297
Total principal and interest			2,091,463,996
Less:
Short-term maturities			426,584,386
Accrued interest			39,363,297
Total short-term debt and current portion of long-term debt			465,947,683
Long-term debt			Ps.	1,625,516,313
A.As of December 31, 2023 and 2022, interest rates were as follows: one week SOFR of 5.38% and 4.30%, three month SOFR of 5.33140% and 4.58745%, three month EURIBOR of 3.909% and 2.132%, TIIE rate of 11.5035% and 10.7605%, respectively, for 28 days; TIIE rate of 11.475% and 10.975%, respectively, for 91 days; and TIIE rate of 11.423% and 11.080%, respectively, for 182 days. As of December 31, 2022, three month LIBOR of 4.76720%, six month LIBOR of 5.13886%, 12 month LIBOR of 5.48214%.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

B.As of December 31, 2023 and 2022, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	2023	2022
U.S. dollar	16.9220	19.4143
Japanese yen	0.1200	0.1470
Pounds sterling	21.5646	23.3496
Euro	18.6963	20.7083
Swiss francs	20.1101	20.9791

C.Includes financing from foreign banks of Ps. 1,446,679,514 and Ps. 1,763,576,383, as of December 31, 2023 and 2022, respectively.

D. The following table presents the roll-forward of total debt of PEMEX for each of the year ended December 31, 2023 and 2022, which includes short and long-term debt:

	2023 (1)		2022 (1)
Changes in total debt:
At the beginning of the year	Ps.	2,091,463,996	Ps.	2,249,695,894
Loans obtained - financing institutions	881,401,059		1,064,179,416
Debt payments	(978,854,627)		(1,107,159,280)
Accrued interest (2)(3)	153,446,638		160,020,297
Interest (paid)	(144,121,371)		(154,017,189)
Foreign exchange	(208,865,338)		(121,255,142)
At the end of the year	Ps.	1,794,470,357	Ps.	2,091,463,996
(1)These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as, Multiple Services Contracts), which do not generate cash flows.
(2)During 2023, includes Ps. 8,569 of premiums and awards amortizations; Ps. (1,026,065) of fees and expenses related to the issuance of debt and amortized cost of Ps. 2,780,392.
(3)During 2022, includes Ps. 379,045 of premiums and awards amortizations; Ps. (355,978) of fees and expenses related to the issuance of debt and amortized cost of Ps. 3,827,232.

E. Maturity of the total principal outstanding:

	2024		2025	2026	2027	2028	2029 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2023, for each of the years ending December 31.	Ps.	477,221,594	115,915,343	177,380,059	128,553,270	85,575,793	809,824,298	Ps.	1,794,470,357
NOTE 17.    LEASES
PEMEX leases plants, transportation and storage equipment, port facilities, buildings, land, catalysts, machinery and equipment. Leases generally run for a period of one to twenty years, in some cases with an option to renew the lease after that date. Some lease payments are renegotiated every five years to reflect that the rent payments are market compliant.

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
Lease information where PEMEX is a lessee is presented as follows:
i.Rights of use assets are as follow:

	Rights of use assets
	Transportation and storage equipment		Plants	Drilling equipment	Rights of use	Port facilities	Buildings	Lands	Catalyst	Machinery and Equipment	Total
Balance as of January 1, 2022	Ps.	20,667,926	23,727,290	5,742,350	1,663,266	2,388,637	62,478	31,511	—	—	Ps.	54,283,458
Depreciation of the year	(3,333,879)		(2,050,826)	(277,276)	(86,342)	(182,369)	(29,968)	(3,118)	—	—	(5,963,778)
Additions	4,396,333		—	434,451	—	451,013	36,400	336	—	—	5,318,533
Cancellations	(1,984,257)		(1,601,197)	—	—	—	—	—	—	—	(3,585,454)
Currency translation effect	(487,536)		—	—	—	(42,328)	(346)	(1,702)	—	—	(531,912)
Balance as of December 31, 2022	Ps.	19,258,587	20,075,267	5,899,525	1,576,924	2,614,953	68,564	27,027	—	—	Ps.	49,520,847
Depreciation of the year	(3,495,211)		(1,869,775)	(122,883)	(80,269)	(196,422)	(37,573)	(5,810)	(77,243)	(1,654)	(5,886,840)
Cancellations	(12,766)		(2,565,518)	(357,899)	—	(106,267)	(7,873)	(804)	357,899	—	(2,693,228)
Additions	2,163,251		—	—	—	367,830	48,581	—	—	139,644	2,719,306
Currency translation effect	(345,058)		—	—	—	(59,603)	(4,453)	(266)	(47,525)	—	(456,905)
Balance as of December 31, 2023	Ps.	17,568,803	15,639,974	5,418,743	1,496,655	2,620,491	67,246	20,147	233,131	137,990	Ps.	43,203,180
Estimated useful life	1 to 10 years		14 years	10 years	23 years	20 years	1 to 5 years	5 years	5 years	1 to 5 years
ii.Leases liabilities are as follows:

	2023		2022
Lease liabilities recognized at January 1	Ps.	51,131,575	59,351,649
Additions	2,694,129		5,318,533
Cancellations	(2,816,690)		(4,392,850)
Payments of principal	(5,484,624)		(7,362,686)
Accrued interest	3,472,355		4,304,918
Interests paid	(2,291,356)		(3,274,137)
Foreign Exchange	(4,857,056)		(2,813,852)
Lease liabilities at December 31,	Ps.	41,848,333	51,131,575
The obligation recognized as of December 31, 2023 and 2022, amounted to Ps. 41,848,333 and Ps. 51,131,575, of which Ps. 8,003,743 and Ps. 6,680,488 were recognized in current liabilities and Ps. 33,844,590 and Ps. 44,451,087 in non-current liabilities, respectively.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

iii.Amounts recognized in the statement of comprehensive Income

	2023		2022
Depreciation of rights of use	Ps.	5,886,840	Ps.	5,963,778
Interests from lease liabilities	3,948,398		4,445,315
Expenses related to short-term leases	609,927		106,695
iv.Amounts recognized in the statement of cash flows

	2023		2022
Lease payments (principal and interest)	Ps.	(7,775,980)	Ps.	(10,636,823)
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

Most DFIs held with financial counterparties do not require collateral exchange clauses. Notwithstanding, PEMEX’s regulatory framework promotes credit risk mitigation strategies such as collateral exchange.

PEMEX does not have an independent third party to verify compliance with these internal standards; however, PEMEX has internal control procedures that certify compliance with existing policies and guidelines.

A.    Risk Management
I.    Market Risk
i.    Interest rate risk
PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar Secured Overnight Financing Rate (SOFR) and to Mexican peso Interbank Interest rate (TIIE). As of December 31, 2023, 18.9% of PEMEX’s total net debt outstanding (including DFIs) consisted of floating rate debt.
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
As of December 31, 2023, Petróleos Mexicanos was a party to four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S.$288,750 at a weighted average fixed interest rate of 2.3% and a weighted average term of 1.7 years.
Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA had two interest rate swap agreements denominated in U.S. dollars which expired in February 2023.
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
IBOR reference rates transition
As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M” and twelve months “12M”) or the EURIBOR in Euros, ceased being published in 2022 and were replaced by alternative reference rates, based on risk-free rates obtained from market operations.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars, (over-night “O/N”, one month “1M”, three months “3M”, six months “6M” and twelve months "12M").
Therefore, PEMEX reviewed contracts expiring after the applicable discontinuation dates, that could be impacted by the change in the aforementioned rates and has carried out all the relevant negotiations with its counterparts to establish the new rates in their contracts.
As of December 31, 2023, PEMEX has amended all financial instruments referenced to IBOR variable rates and established the corresponding financial instruments referenced to risk-free rates (“RFR”).
Furthermore, because of the transition to RFR, PEMEX adopted a policy of not entering into new DFIs referenced to IBOR rates. The construction of the discount curves that PEMEX uses to calculate the fair value of its DFIs now includes financial instruments referenced to the corresponding currency RFR.
As a result of the policy, since 2021 to the end of 2023, PEMEX contracted financing operations in U.S. dollars at floating rates linked to the new RFR rates.
In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amount As of December 31, 2023 (in thousands of each currency)
Debt	TIIE 28D MXN	117,888,000
	TIIE 91D MXN	16,433,024
DFI	TIIE 28D MXN	31,733,673
*Note: Notional amounts with maturity after December 31, 2023.

Regarding this matter, the Mexican Central Bank has announced that the 28-day TIIE will cease to be a reference for new contracts starting from January 1, 2025. Similarly, the 91-day and 182-day TIIE will cease to be references for new contracts starting from January 1, 2024.
PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the table above since PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.
According to the general market practice, PMI Trading credit agreements include the new language to use the Secured Overnight Funding Rate (SOFR) as the benchmark rate.
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
As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX’s financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without hedging instruments because the impact of exchange rate fluctuations between the U.S. dollar and the peso on PEMEX’s revenues is partially offset by its impact on its obligations.
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
The underlying currencies of PEMEX’s DFIs are the euro, Japanese yen and pounds sterling against the U.S. dollar and UDIs against the peso.
As of December 31, 2023, PEMEX did not enter into any DFIs to mitigate the exchange rate risk, since no debt in currencies other than U.S. dollars or pesos was issued.
During 2023, PEMEX carried out the partial restructure of one and the whole restructure of another cross-currency swap, entering into three similar DFIs, with better financial conditions for PEMEX, having the main objective of reducing the financing cost of its debt. These restructured swaps have the purpose of hedging the exchange rate risk of debt issued by €650,000, with maturity in 2025.
Additionally, PEMEX restructured ten cross currency capped swaps that had the purpose of hedging the exchange rate risk of debt issued by €1,250,000, with maturity in 2027. The restructure consisted in entering into ten similar DFIs, with better conditions for PEMEX, having the main objective of reducing the financing cost of its debt.
During 2021, PEMEX restructured five cross-currency swaps, two of them with a recouponing clause. These swaps were used to hedge the exchange rate exposure of a €1,000,000 debt with maturity in 2026, a €100,000 debt with maturity in 2030 and the 10% of a €1,250,000 debt with maturity in 2027. For this restructuring PEMEX entered into, without cost, structures which are composed of a cross-currency swap and the sale of a call option, guaranteeing complete protection up to a certain exchange rate and partial protection above that level. These DFIs maintained the original contractual clauses but lowered the interest rate paid by PEMEX. Once this restructure had been carried out, 25% of the issue with maturity in 2026 remained hedged with two cross-currency swaps.
PEMEX recorded a total foreign exchange gain (loss) of Ps. 238,079,042, Ps. 129,690,090 and Ps. (45,675,050), for the years ended December 31, 2023, 2022 and 2021, respectively. These amounts include the unrealized foreign exchange gain (loss) associated with debt of Ps. 208,865,338, Ps. 121,255,142 and Ps. (40,751,264) for the years ended December 31, 2023, 2022 and 2021, respectively. Unrealized foreign exchange gains and losses do not impact PEMEX’s cash flows. The appreciation of the peso during 2023 caused a total net foreign exchange gain because a significant portion of PEMEX’s debt, 82.75% (principal only) as of December 31, 2023, is denominated in a currency other than the Mexican peso. Due to the cash

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect PEMEX’s ability to meet U.S. dollar-denominated financial obligations and it improves PEMEX’s ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase PEMEX’s peso-denominated debt service costs on a U.S. dollar basis.
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
During the second half of 2022, and the first quarter of 2023, PEMEX entered into a crude oil hedge for the fiscal year 2023, pursuant to which PEMEX hedged 320 thousand barrels per day on average for the period between January 2023 and December 2023, for U.S.$199,943.
During the second half of 2023, PEMEX entered into a crude oil hedge for the fiscal year 2024, pursuant to which PEMEX hedged 148 thousand barrels per day on average, for the period between December 2023 and December 2024, for U.S.$105,780.
Additionally, PEMEX cash flows are exposed to crack spread movements as these determine the refining margin.
During the second half of 2022 and during 2023, PEMEX implemented a hedging strategy to protect its cash flows exposed to diesel crack spread against drops below the level established in the Federal Revenue Law for the fiscal year 2023. This is a zero-cost hedging strategy and hedged 5,750,000 barrels for the period between January 2023 and November 2023.
In addition to supplying natural gas, Pemex Industrial Transformation can offer DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices.
Since 2017, when this service is offered, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it would bear under such offered DFIs. Petróleos Mexicanos then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to financial counterparties by entering into the opposite position DFIs with such parties. As of December 31, 2023, there were no DFIs since all the DFIs in its portfolios expired in 2019. In case of entering into new trades, Pemex Industrial Transformation DFI portfolios have VaR and CaR limits in order to limit market risk exposure.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2023, the VaRs of PEMEX’s investment portfolios were Ps. 0.00 for the Peso Treasury Portfolio, Ps. 0.00 for FOLAPE, and U.S.$ 0.00 for the U.S. Dollar Treasury Portfolio, since these investment portfolios have no risk position.
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
INTEREST RATE and CURRENCY DFIs
Interest rate sensitivity to + 10 bp

Interbank Yield Curves	PEMEX Curves
Currency	Sensitivity debt	Sensitivity DFIs	Sensitivity net	Sensitivity debt
CHF	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	—
Euro	23,855	(21,179)	2,676	18,558
Pound Sterling	1,047	(1,047)	—	971
Yen	1,490	(1,033)	457	1,322
Peso	13,006	470	13,476	12,277
UDI	9,424	(9,424)	0	7,864
U.S. dollar	767,974	188,565	956,539	285,854
In thousands of U.S. dollars Figures not audited
In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2023, 2022 and 2021, in which PEMEX assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.
At December 31, 2023, 2022 and 2021, had market interest rates been 25 basis points higher, with all other variables remaining constant, the net gain for the year ended December 31, 2023, would have been Ps. 616,468 lower, the net gain for the year ended December 31, 2022, would have been Ps. 796,763 lower and the net loss for the year ended December 31, 2021, would have been Ps. 895,382 higher, primarily as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, the net gain for the year ended December 31, 2023, would have been Ps. 616,468 higher, the net gain for the year

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

ended December 31, 2022, would have been Ps. 796,763 higher and the net loss for the year ended December 31, 2021, would have been Ps. 895,382 lower, primarily as a result of a decrease in interest expense.
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
For the debt portfolio, exchange rate risk sensitivity was calculated taking into account both, interbank market yield curves and the PEMEX curves. In addition, the table shows the one-day horizon historical VaR of the remaining open position, with a confidence level of 95%, over a period of one year. These metrics were calculated solely for informational purposes. Nevertheless, in order to carry out management activities related to its debt portfolio, PEMEX periodically conducts quantitative analyses in order to estimate the exchange rate risk exposure generated by its debt issuances. Based on these analyses, PEMEX has elected to enter into DFIs as an exchange rate risk mitigation strategy. These DFIs along with the debt are shown in the following table:
INTEREST RATE and CURRENCY DFIs
Exchange rate sensitivity +1% and VaR 95%

	Interbank Yield Curves				Sensitivity Net		VaR 95% Net		PEMEX Curves
Currency	Sensitivity Debt		Sensitivity DFIs						Sensitivity Debt
CHF	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	—
Euro	(92,148)		55,795		(36,353)		(28,260)		(80,003)
Pound Sterling	(5,699)		5,699		—		—		(5,373)
Yen	(5,776)		(598)		(6,374)		(5,736)		(5,227)
Peso	(182,812)		(20,312)		(203,124)		(233,308)		(179,849)
UDI	(23,722)		23,722		—		0		(21,635)
In thousands of U.S. dollars Figures not audited
As shown in the table above, exchange rate risk derived from debt denominated in currencies other than U.S. dollars is almost fully hedged by DFIs. The exchange rate risk exposure to the euro, pound sterling and Japanese yen is a result of the delta of the structures described above (Seagull Options and Calls), and considering the current exchange rate levels, represents a lower funding cost than the hedging strategies carried out through swaps.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2023, 2022 and 2021, in which PEMEX assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.
At December 31, 2023, 2022 and 2021, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, the net gain for the year ended December 31, 2023, would have been Ps. 226,165,912 lower, the net gain for the year ended December 31, 2022, would have been Ps.198,697,226 lower and the net loss for the year ended December 31, 2021, would have been Ps. 172,056,924 higher, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, the net gain for the year ended December 31, 2023, would have been Ps. 226,165,912 higher, the net gain for the year ended December 31, 2022, would have been Ps.198,697,226 higher and the net loss for the year ended December 31, 2021, would have been Ps. 172,056,924 lower, primarily as a result of the decrease in exchange rate losses.
Hydrocarbon price risk quantification
Pemex Industrial Transformation occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2023, Pemex Industrial Transformation’s natural gas DFI portfolios had no market risk exposure since all the DFIs in its portfolios expired in 2019.
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
PMI Trading’s global VaR associated with commodities market risk was U.S. $(4,363) as of December 29, 2023. This VaR was calculated using the historical method with a 95% confidence level, two-year history and a one-day horizon. The minimum VaR recorded on the year was U.S. $(1,922) (registered on November 16, 2023) and the maximum VaR recorded on the year was U.S. $(12,792) (registered on August 31, 2023). As of December 31, 2022, the global VaR 95% was U.S. $(4,064).
The quantification of crude oil price risk is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. As of December 31, 2023, this was U.S.$(17,496).
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
Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure to its counterparties to a specific threshold amount, as well as the counterparties’ exposure to PEMEX. The specified thresholds were reached in one cross-currency swap during 2023, which was used to hedge the exchange rate exposure to euro, as well as in four cross-currency swaps during 2022, which were also used to hedge the exchange rate exposure to euro.
This resulted in the cash settlement of such swaps and the resetting of swap terms to return their MtM value to zero. During 2023, PEMEX did not enter into any new cross-currency swap with these characteristics. Nevertheless, as part of the synthetic recouponing realized in 2023, a recouponing clause was incorporated into two cross currency capped swaps.
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
The current and potential exposures, aggregated by credit rating, are as follows:
Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current		Less than 1 year		1-3 years		3-5 years		5-7 years		7-10 years		More than 10 years
A+	U.S.$	(192,479)	U.S.$	332,570	U.S.$	300,229	U.S.$	270,236	U.S.$	—	U.S.$	—	U.S.$	—
A-	(58,169)		376,513		205,966		230,186		—		—		—
BBB+	49,142		351,609		428,153		244,613		158,324		207,909		236,128
BBB	(2,759,272)		189,848		433,955		406,929		249,882		303,135		354,981
BBB-	(45,488)		32,796		58,427		121,869		—		—		—
							in thousands of U.S. dollars Figures not audited

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Maximum Credit Exposure by term in Petróleos Mexicanos including debt

Rating	Current		Less than 1 year		1-3 years		3-5 years		5-7 years		7-10 years		More than 10 years
A+	U.S.$	—	U.S.$	21,892	U.S.$	300,229	U.S.$	270,236	U.S.$	—	U.S.$	—	U.S.$	—
A-	10,266		159,033		205,966		230,186		—		—		—
BBB+	—		10,112		376,358		244,613		158,324		207,909		236,128
BBB	—		—		9,962		406,929		249,882		303,135		354,981
BBB-	—		32,796		58,427		121,869		—		—		—
							in thousands of U.S. dollars Figures not audited
PEMEX also faces credit risk derived from its investments. As of December 31, 2023, the position in domestic currency was in Mexican Government bonds in pesos. Given the current credit rating, the default probability in this currency is zero according to the default’s frequency matrices from rating agencies, therefore no quantification or disclosure of this exposure is made.
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
As of December 31, 2023, Pemex Industrial Transformation had no DFIs since all the DFIs of its portfolios expired in 2019. As such, once the total settlement of the operations was carried out, the exempt credit lines expired, and the guarantees deposited by the clients were entirely returned.
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
In addition, as of December 31, 2023, Petróleos Mexicanos has acquired committed revolving credit lines in order to mitigate liquidity risk, one of which provide access to Ps. 20,500,000 with expiration date in November 2025, and another that provides access to U.S.$.4,572,417, of which U.S.$1,064,417 expires in June 2024, and U.S.$3,508,000 expires in November 2026. As of December 31, 2023, these credit lines are fully used (see Note 16).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

During 2023, PEMEX entered into FX Forwards MXN/U.S.$ in order to preserve an adequate level of liquidity in U.S. dollars. As of December 31, 2023, none of these DFIs were outstanding.
Additionally, as a liquidity risk mitigation strategy, PEMEX entered into two prepaid swaps MXN/U.S.$, the first one has a notional amount of U.S.$ $1,000,000 and expires in 2025, the second one has a notional amount of U.S.$2,000,000 and expires in 2026. In addition, PEMEX entered into a discretionary synthetic recouponing which involved the restructure of five UDI/MXN DFIs and six EUR/U.S.$ DFIs.
During 2022, PEMEX entered into FX Forwards MXN/U.S.$ in order to preserve an adequate level of liquidity in U.S. dollars. As of December 31, 2022, none of these DFIs were outstanding.
Finally, the investment strategies of PEMEX’s portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.
Certain PMI Subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is its centralized treasury, which provides access to two syndicated credit facilities for up to U.S. $664,000 and U.S.$ 1,500,000, respectively, and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI Subsidiaries have access to bilateral credit lines from financial institutions for up to U.S. $650,000.
These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring certain financial ratios as set forth in the policies approved by each company’s board of directors.
The following tables show the cash flow maturities as well as the fair value of PEMEX’s debt and DFI portfolios as of December 31, 2023, and 2022. It should be noted that:
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2023(1)(2)

	Year of expected maturity date
	2024		2025		2026		2027		2028		2029 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	18,853,937	Ps.	29,389,312	Ps.	63,734,146	Ps.	101,457,904	Ps.	52,680,639	Ps.	771,334,587	Ps.	1,037,450,525	Ps.	914,924,609
Average interest rate (%)	—		—		—		—		—		—		6.86%
Fixed rate (Japanese yen)	—		—		9,590,744		—		—		—		9,590,744		8,844,377
Average interest rate (%)	—		—		—		—		—		—		0.54%
Fixed rate (pound sterling)	—		9,680,517		—		—		—		—		9,680,517		9,092,410
Average interest rate (%)	—		—		—		—		—		—		3.75%
Fixed rate (pesos)	126,137,419		—		31,278,595		—		—		—		157,416,014		155,178,104
Average interest rate (%)	—		—		—		—		—		—		8.33%
Fixed rate (UDIs)	—		—		25,037,795		—		5,756,414		9,076,920		39,871,129		36,611,421
Average interest rate (%)	—		—		—		—		—		—		4.10%
Fixed rate (euros)	23,366,012		30,831,092		18,678,830		23,295,171		23,245,497		25,057,638		144,474,240		135,380,508
Average interest rate (%)	—		—		—		—		—		—		4.16%
Fixed rate (Swiss francs)	—		—		—		—		—		—		—		—
Average interest rate (%)	—		—		—		—		—		—		—%
Total fixed rate debt	Ps.	168,357,368	Ps.	69,900,921	Ps.	148,320,110	Ps.	124,753,075	Ps.	81,682,550	Ps.	805,469,145	Ps.	1,398,483,169	Ps.	1,260,031,429
Variable rate (U.S. dollars)	Ps.	169,465,997	Ps.	8,272,478	Ps.	27,476,033	Ps.	2,170,400	Ps.	2,041,838	Ps.	3,307,370	Ps.	212,734,116	Ps.	168,316,129
Variable rate (euros)	—		—		—		—		—		—		—		—
Variable rate (pesos)	101,832,259		37,741,944		1,583,917		1,629,795		1,851,404		1,047,783		145,687,102		149,162,238
Total variable rate debt	Ps.	271,298,256	Ps.	46,014,422	Ps.	29,059,950	Ps.	3,800,195	Ps.	3,893,242	Ps.	4,355,153	Ps.	358,421,218	Ps.	317,478,367
Total debt	Ps.	439,655,624	Ps.	115,915,343	Ps.	177,380,060	Ps.	128,553,270	Ps.	85,575,792	Ps.	809,824,298	Ps.	1,756,904,387	Ps.	1,577,509,796
Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2023, of Ps. 16.9220 = U.S. $1.00; Ps. 0.1200 = 1.00 Japanese yen; Ps. 21.5646 = 1.00 pound sterling; Ps. 7.981602 = 1.00 UDI; Ps. 18.6963 = 1.00 euro; and Ps. 20.1101 = 1.00 Swiss franc.
(2)Does not include accrued interest.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2022(1)(2)

	Year of expected maturity date
	2023		2024		2025		2026		2027		2028 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	49,003,377	Ps.	22,392,384	Ps.	34,634,833	Ps.	74,001,164	Ps.	116,556,308	Ps.	895,763,628	Ps.	1,192,351,694	Ps.	1,011,100,409
Average interest rate (%)	—		—		—		—		—		—		6.59%
Fixed rate (Japanese yen)	4,410,000		—		—		11,747,618		—		—		16,157,618		14,691,136
Average interest rate (%)	—		—		—		—		—		—		1.35%
Fixed rate (pounds sterling)	—		—		10,479,479		—		—		—		10,479,479		9,441,285
Average interest rate (%)	—		—		—		—		—		—		3.75%
Fixed rate (pesos)	38,129,345		118,930,168		—		31,135,724		—		—		188,195,237		182,158,536
Average interest rate (%)	—		—		—		—		—		—		7.76%
Fixed rate (UDIs)	—		—		—		24,060,801		—		14,024,600		38,085,401		37,120,498
Average interest rate (%)	—		—		—		—		—		—		4.09%
Fixed rate (euros)	28,979,202		25,859,165		34,142,241		20,714,535		25,865,189		53,510,465		189,070,797		173,811,236
Average interest rate (%)	—		—		—		—		—		—		4.30%
Fixed rate (Swiss francs)	7,659,500		—		—		—		—		—		7,659,500		7,475,294
Average interest rate (%)	—		—		—		—		—		—		1.75%
Total fixed rate debt	Ps.	128,181,424	Ps.	167,181,717	Ps.	79,256,553	Ps.	161,659,842	Ps.	142,421,497	Ps.	963,298,693	Ps.	1,641,999,726	Ps.	1,435,798,394
Variable rate (U.S. dollars)	204,537,935		57,417,565		5,739,676		2,398,477		2,487,239		6,104,457		278,685,349		272,536,429
Variable rate (euros)	13,415,342		—		—		—		—		—		13,415,342		13,497,422
Variable rate (pesos)	80,449,683		25,456,403		7,790,683		1,213,716		1,200,252		1,889,545		118,000,282		131,589,540
Total variable rate debt	Ps.	298,402,960	Ps.	82,873,968	Ps.	13,530,359	Ps.	3,612,193	Ps.	3,687,491	Ps.	7,994,002	Ps.	410,100,973	Ps.	417,623,391
Total debt	Ps.	426,584,384	Ps.	250,055,685	Ps.	92,786,912	Ps.	165,272,035	Ps.	146,108,988	Ps.	971,292,695	Ps.	2,052,100,699	Ps.	1,853,421,785
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2023(1) (2)

	Year of expected maturity date
	2024		2025		2026		2027		2028		2029 Thereafter		Total Carrying Value		Fair Value (3)
Hedging Instruments
Interest Rate DFI (2)(4)
Interest Rate Swaps (U.S. dollars)
Variable to fixed	Ps.	2,813,283	Ps.	2,072,945	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,886,228	Ps.	161,540
Average pay rate	2.35%		2.31%		—%		0.00%		0.00%		0.00%		N.A.		N.A.
Average receive rate	5.84%		4.55%		—%		0.00%		0.00%		0.00%		N.A.		N.A.
Interest Rate Options
Buy Cap, Sell Floor on floating in U.S. dollar SOFR 1M	Ps.	—	Ps.	42,305,000	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	42,305,000	Ps.	824,040
Currency DFI
Cross-currency swaps
Receive euros/Pay U.S. dollars	Ps.	22,534,604	Ps.	32,866,454	Ps.	18,530,120	Ps.	22,727,515	Ps.	22,588,755	Ps.	26,772,726	Ps.	146,020,174	Ps.	(3,430,313)
Receive Japanese yen/Pay U.S. dollars	—		—		—		—		—		—		—		—
Receive pounds sterling/Pay U.S. dollars	—		10,012,071		—		—		—		—		10,012,071		(469,549)
Receive UDI/Pay pesos	—		3,063,181		17,076,001		—		4,749,625		6,844,866		31,733,673		4,364,789
Receive Swiss francs/Pay U.S. dollars	—		—		—		—		—		—		—		—
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	Ps.	—	Ps.	—	Ps.	9,598,412	Ps.	—	Ps.	—	Ps.	—	Ps.	9,598,412	Ps.	(941,833)
Buy Call, Sell Call and Sell Put on euros	23,350,245		13,543,142		—		—		23,350,245		—		60,243,632		(3,141,165)
Sell Call on pounds sterling	—		9,694,529		—		—		—		—		9,694,529		(91)
Sell Call on Swiss francs	—		—		—		—		—		—		—		—
Sell Call on Euros	—		12,142,127		14,010,147		23,350,245		—		25,218,264		74,720,783		(442,326)
FX Forwards
Receive U.S. dollars and pesos / Pay U.S. dollars and pesos	Ps.	21,266,286	Ps.	17,494,819	Ps.	6,984,701	Ps.	—	Ps.	—	Ps.	—	Ps.	45,745,806	Ps.	(24,124,384)
N.A. = not applicable.
Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2023, of Ps. 16.9220 = U.S. $1.00 and Ps. 18.6963 = 1.00 euro.
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

	Year of expected maturity date
	1905		2024		2025		2026		2027		2028 Thereafter		Total Carrying Value		Fair Value (3)
Hedging Instruments
Interest Rate DFI (2)(4)
Interest Rate Swaps (U.S. dollars)
Variable to fixed	Ps.	4,346,428	Ps.	3,227,627	Ps.	2,378,252	Ps.	—	Ps.	—	Ps.	—	Ps.	9,952,307	Ps.	409,459
Average pay rate	2.37%		2.35%		2.31%		0.00%		0.00%		0.00%		N.A.		N.A.
Average receive rate	5.45%		5.07%		4.34%		0.00%		0.00%		0.00%		N.A.		N.A.
Interest Rate Options
Buy Cap, Sell Floor on floating in U.S. dollar LIBOR 1M	Ps.	—	Ps.	48,535,750	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	48,535,750	Ps.	2,263,382
Currency DFI
Cross-currency swaps
Receive euros/Pay U.S. dollars	Ps.	45,303,255	Ps.	25,853,538	Ps.	37,200,560	Ps.	21,259,267	Ps.	26,074,861	Ps.	56,631,520	Ps.	212,323,001	Ps.	(11,745,814)
Receive Japanese yen/Pay U.S. dollars	4,685,672		—		—		—		—		—		4,685,672		(231,855)
Receive pounds sterling/Pay U.S. dollars	—		—		11,486,665		—		—		—		11,486,665		(1,123,000)
Receive UDI/Pay pesos	—		—		3,063,181		17,076,001		—		11,594,491		31,733,673		6,147,449
Receive Swiss francs/Pay U.S. dollars	7,086,220		—		—		—		—		—		7,086,220		620,453
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	Ps.	—	Ps.	—	Ps.	—	Ps.	11,845,210	Ps.	—	Ps.	—	Ps.	11,845,210	Ps.	(461,140)
Buy Call, Sell Call and Sell Put on euros	—		25,978,760		15,067,681		—		—		25,978,760		67,025,201		(4,750,485)
Sell Call on pounds sterling	—		—		10,556,234		—		—		—		10,556,234		(2,835)
Sell Call on Swiss francs	7,664,921		—		—		—		—		—		7,664,921		(1,617)
Sell Call on Euros	13,508,955		—		13,508,955		15,587,256		25,978,760		28,057,061		96,640,987		(375,031)
FX Forwards
Receive U.S. dollars / Pay pesos	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables show the estimated amount of principal and interest cash flow maturities of PEMEX’s financial liabilities as of December 31, 2023 and 2022 (DFIs are not included):
Financial Liabilities Interest and Principal Cash Flow Maturities as of December 31, 2023(1)

			Year of expected maturity date
	Total Carrying Value		2024		2025		2026		2027		2028		2029 Thereafter		Total
Financial Liabilities
Suppliers	Ps.	368,345,849	Ps.	368,345,849	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	368,345,849
Accounts and accrued expenses Payable	83,646,764		83,646,764		—		—		—		—		—		83,646,764
Leases	41,848,333		9,869,758		6,994,150		6,078,204		6,033,850		5,235,062		28,081,239		62,292,263
Debt	1,794,470,357		550,583,179		206,633,907		256,300,963		192,796,139		145,605,972		1,520,792,292		2,872,712,452
Total	Ps.	2,288,311,303	Ps.	1,012,445,550	Ps.	213,628,057	Ps.	262,379,167	Ps.	198,829,989	Ps.	150,841,034	Ps.	1,548,873,531	Ps.	3,386,997,328
Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2023, of Ps. 16.9220 = U.S. $1.00; Ps. 0.1200 = 1.00 Japanese yen; Ps. 21.5646 = 1.00 pound sterling; Ps. 7.981602 = 1.00 UDI; Ps. 18.6963 = 1.00 euro; and Ps. 20.1101 = 1.00 Swiss franc.
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
(1)The information in this table has been calculated using exchange rates on December 31, 2022, of Ps. 19.4143 = U.S. $1.00; Ps. 0.1470 = 1.00 Japanese yen; Ps. 23.3496 = 1.00 Pound sterling; Ps. 7.646804 = 1.00 UDI; Ps. 20.7083 = 1.00 euro; and Ps. 20.9791 = 1.00 Swiss franc.
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
According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation, considering the counterparties’ probability of default. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.
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
Embedded derivatives
In accordance with established accounting policies, PEMEX has analyzed the different non-financial contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2023 and 2022, PEMEX did not recognize any embedded derivatives (foreign currency or index).
As of December 31, 2023, PEMEX recognized, in an FX Single Cross Currency Swap contract, a favorable embedded forward for an amount of Ps.194,194. The FX Single Cross Currency Swap contract expires in February 2024.
Accounting treatment
PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments income (cost), net” line item in the consolidated statement of comprehensive income.
As of December 31, 2023, and 2022, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (26,762,771) and Ps. (9,486,488), respectively. As of December 31, 2023, and 2022, PEMEX did not have any DFIs designated as hedges.
Therefore, all DFI held by PEMEX are treated for accounting purposes as entered into for trading purposes, so any change in the fair value of the DFIs caused by any situation or eventuality, impacts directly the “Derivative financial instruments income (cost), net” line item in the consolidated statement of comprehensive income.
The following table shows the fair values and notional amounts of PEMEX’s DFIs, including those with an open position and those that have matured but that have not been settled, which were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2023 and 2022. It should be noted that:

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

December 31, 2023	December 31, 2022
DFI	POSITION	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar LIBOR + spread.	Ps.	—	Ps.	—	Ps.	4,246,878	Ps.	122,931
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 6-month U.S. dollar LIBOR + spread.	—	—	5,678,683	286,469
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar SOFR + spread.	1,586,438	36,496	—	—
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 6-month U.S. dollar SOFR + spread.	3,299,790	125,045	—	—
Cross-currency swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	31,733,673	4,364,789	31,733,673	6,147,449
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Japanese yen.	—	—	4,685,672	(231,856)
Cross-currency swaps	PEMEX pays floating in 3-month U.S. dollar LIBOR + spread and receives floating in 3-month euro LIBOR + spread.	—	—	14,868,234	(1,361,333)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	146,020,174	(3,430,313)	197,454,768	(10,384,481)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Pound sterling.	10,012,071	(469,549)	11,486,665	(1,123,000)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	—	—	7,086,220	620,453
Interest Rate Options	PEMEX Buy Cap, Sell Floor on floating in U.S. dollar LIBOR 1M.	—	—	48,535,750	2,263,382
Interest Rate Options	PEMEX Buy Cap, Sell Floor on floating in U.S. dollar SOFR 1M.	42,305,000	824,040	—	—
Currency Options	PEMEX Buy Put, Sell Put and Sell Call on Japanese yen	9,598,412	(941,833)	11,845,210	(461,140)
Currency Options	PEMEX Buy call, Sell Call and Sell Put on euro	60,243,631	(3,141,165)	67,025,201	(4,750,485)
Currency Options	PEMEX Sell Call on Pound sterling	9,694,529	(91)	10,556,234	(2,835)
Currency Options	PEMEX Sell Call on CHF	—	—	7,664,921	(1,617)
Currency Options	PEMEX Sell Call on euro	74,720,783	(442,326)	96,640,988	(375,031)
Currency swaps (prepaid swap)	PEMEX pays U.S. dollar and pesos and receives U.S. dollar and pexos.	45,745,807	(24,124,384)	—	—
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	—	—	26,746	59
Subtotal	Ps.	(27,199,291)	Ps.	(9,251,035)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

		December 31, 2023			December 31, 2022
DFI	Position	Volume (MMb)	Fair Value		Volume (MMb)	Fair Value
Crude oil Options	PEMEX buys Put and sells Put	51.63	Ps.	436,521	34.90	Ps.	(207,494)
Crack Spread Swaps	PEMEX pays fixed in U.S.$ and receives floating in U.S.$ Crack Spread Diesel	—	—		0.59	(27,959)
	Subtotal		Ps.	436,521		Ps.	(235,453)

	Total		Ps.	(26,762,770)		Ps.	(9,486,488)

		December 31, 2023			December 31, 2022
DFI	Market	Volume (MMb)	Fair value		Volume (MMb)	Fair value
Futures	Exchange traded	(1.18)	Ps.	11,460	(1.48)	Ps.	(263,060)
Petroleum Products Swaps	Exchange traded	(0.49)	(4,636)		(2.27)	146,828
Notes: Amounts may not total due to rounding.
The fair value of the Futures and the Petroleum Products Swaps was recognized as “Cash and cash equivalents” in the statement of financial position because PEMEX considered these financial assets to be fully liquid.
The exchange rate for U.S. dollars as of December 31, 2023, and 2022, was Ps. 16.9220 and Ps. 19.4143 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2023, and 2022, was Ps. 18.6963 and Ps. 20.7083 per euro, respectively.
For the years ended December 31, 2023, 2022 and 2021, PEMEX recognized a net gain (loss) of Ps. 478,032, Ps. (22,862,951) and Ps. (25,224,243), respectively, in the “Derivative financial instruments income (cost), net” line item with respect to DFIs treated as instruments entered into for trading purposes (does not include the net effect on results of the embedded derivative).
As of December 31, 2023, PEMEX recognized a net gain generated by the embedded forward for an amount of Ps. 194,194.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables present the fair value of PEMEX’s DFIs that are included in the consolidated statement of financial position in Derivative financial instruments (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2023, and 2022:

	Derivatives assets Fair value
	December 31, 2023		December 31, 2022
Derivatives not designated as hedging instruments
Embedded derivatives	Ps.	194,194	Ps.	—
Crude oil options	436,521		—
Interest rate options	824,040		2,263,382
Cross-currency swaps	8,310,089		10,082,786
Interest rate swaps	161,540		409,400
Total derivatives not designated as hedging instruments	Ps.	9,926,384	Ps.	12,755,568
Total assets	Ps.	9,926,384	Ps.	12,755,568

	Derivatives liabilities Fair value
	December 31, 2023		December 31, 2022
Derivatives not designated as hedging instruments
Crude oil options	Ps.	—	Ps.	(207,494)
Currency options	(4,082,999)		(5,211,625)
Crack spread swaps	—		(27,959)
Cross-currency swaps	(32,411,963)		(16,795,037)
Interest rate swaps	—		59
Total derivatives not designated as hedging instruments	Ps.	(36,494,962)	Ps.	(22,242,056)
Total liabilities	Ps.	(36,494,962)	Ps.	(22,242,056)
Net total	Ps.	(26,568,578)	Ps.	(9,486,488)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following table presents the net gain (loss) recognized in income on PEMEX’s DFIs for the years ended December 31, 2023, 2022 and 2021, in the consolidated statement of comprehensive income which is presented in the “Derivative financial instruments income (cost), net” line item:

Derivatives not designated as hedging instruments	Amount of gain (loss) recognized in the Statement of operations on derivatives
	December 31, 2023		December 31, 2022		December 31, 2021
Embedded derivatives	Ps.	194,194	Ps.	—	Ps.	—
Forwards	(325,605)		(57,874)		255,045
Futures	(116,638)		(1,871,162)		(1,478,143)
Crude oil options	(1,472,311)		(3,038,638)		(2,373,131)
Currency options	1,121,329		(3,592,393)		(4,791,503)
Interest rate options	100,615		2,664,631		522,241
Crack spread swaps	575,932		(27,883)		—
Cross-currency swaps	600,937		(17,511,767)		(17,344,621)
Crude oil futures swaps	—		—		(146,350)
Interest rate swaps	11,987		572,135		132,219
DFIs not identified	(18,214)		—		—
Total	Ps.	672,226	Ps.	(22,862,951)	Ps.	(25,224,243)
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following table show the amounts associated with PEMEX’s labor obligations:

	December 31,
	2023		2022
Liability for defined benefits at retirement and post-employment at the end of the year	Ps.	1,360,042,062	Ps.	1,295,765,636
Liability for other long-term benefits	12,417,151		11,121,039
Total liability for defined benefits recognized in the consolidated statement of financial position at the end of the year	Ps.	1,372,459,213	Ps.	1,306,886,675
The amount reflected in Employee Benefit at the end of the year includes both the defined benefit plan (DB) and the defined contribution plan (DC). As for the defined contribution scheme, the Assets (liabilities) recognized in the balance sheet (DC-warranty) went from Ps. 2,348,557 in 2022 to Ps. 3,675,492 in 2023. The expense in the statement of comprehensive income (net cost for the period, DC-guarantee) was Ps.452,913 and Ps. 683,266 as of December 2022 and 2023, respectively.
The following tables contain detailed information regarding PEMEX’s retirement and post-employment benefits:

	December 31,
Changes in the liability for defined benefits	2023		2022
Liability for defined benefits at the beginning of the year	Ps.	1,295,765,636	Ps.	1,371,307,692
Current Service cost	22,607,470		18,446,170
Past service cost	14,518		524
Net interest	117,553,506		112,552,382
Liquidation event loss	996		1,971
Defined benefits paid by the fund	(7,515,974)		(6,673,574)
Actuarial losses (gains) in other comprehensive results due to:
Change in financial assumptions (1)	(4,810,081)		(150,264,079)
Change in demographic assumptions (1)	2,500,266		2,403,864
For experience during the year (1)	7,921,444		16,188,726
Assets of the plan during the year (1)	(29,392)		277,256
Reservation transfer (2)	242,587		—
Contributions paid to the fund	(74,208,914)		(68,475,296)
Defined benefit liabilities at end of year	Ps.	1,360,042,062	Ps.	1,295,765,636

(1)The amount of actuarial losses corresponding to retirement and post-employment benefits recognized in other comprehensive income net for Ps.5,582,237 which, after deferred income tax for Ps. 4,933,772 generated in the period from January to December 2023 correspond to the increase in the discount rate from 9.39% in 2022 to 9.42% in 2023 as well as the changes in obligations for movements in the population, age, seniority, salary, pensions and benefits.
(2)Transfer from the Employee Benefit Obligation Fund to the PMI Defined Contribution Fund.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	December 31,
Changes in pension plan assets	2023		2022
Plan assets at the beginning of year	Ps.	2,233,490	Ps.	2,289,697
Return on plan assets	270,660		253,721
Payments by the pension fund	(74,322,845)		(68,534,502)
Company contributions to the fund	74,208,313		68,410,838
Actuarial (gains) losses in plan assets	29,401		(121,876)
Adjustment to the Defined Contribution Plan (1)	(242,587)		(64,388)
Pension plan assets at the end of year	Ps.	2,176,432	Ps.	2,233,490
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

Contributions from PEMEX to the FOLAPE include the contribution associated to the Mexican Government Bonds exchanged. Derived from the Federal Government Contribution due to the Modification of the Pension Plan of Petróleos Mexicanos and its Subsidiary Entities from April to December, 2023, PEMEX contributed Ps. 7,239,422 in interest.

From January 1 to December 31, 2023, interest generated by the total of Government Bonds amounted Ps. 7,426,089 of which Petróleos Mexicanos received the payment of Ps. 8,052,642 (see Note 15).

Expected payments for fiscal year 2024 are Ps. 91,358,430.
As of December 31, 2023 and 2022, the amounts and types of plan assets are as follows:

	December 31,
Plan Assets	2023		2022
Cash and cash equivalents	Ps.	146,763	Ps.	168,367
Debt instruments	2,029,669		2,065,123
Total plan assets	Ps.	2,176,432	Ps.	2,233,490

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	December 31,
Changes in Defined Benefit Obligations (DBO)	2023		2022
Defined benefit obligations at the beginning of the year	Ps.	1,297,920,118	Ps.	1,373,548,493
Service costs	22,602,882		17,582,708
Financing costs	117,844,359		112,801,977
Past service costs	14,518		524
Payments by the fund	(81,837,824)		(75,208,077)
Amount of actuarial (losses) gains recognized in other comprehensive results due to:
Change in financial assumptions (1)	(4,810,081)		(150,264,079)
Change in demographic assumptions (2)	2,500,266		2,403,864
For experience during the year (3)	7,921,444		16,188,726
Reductions	9,014		1,971
Modifications to the pension plan	—		864,011
Defined benefit obligations at the end of year	Ps.	1,362,164,696	Ps.	1,297,920,118
(1)The variations in financial assumptions are due to the increase in the discount rate from 9.39% in 2022 to 9.42% in 2023.
(2)The main factor that influenced the actuarial loss due to changes in demographic assumptions for the 2023 financial year is due, among other factors, to observe changes in mortality.
(3)Changes in assumptions for experience depend on factors that may not remain constant year to year, including changes in population that differ from expectations. The factors that influenced results for financial year 2023 were an increase in salaries, departures and inflows of personnel.

The effects on the Defined Benefits Liability upon retirement and post-employment at the end of the period are:
•The effect of an increase or decrease of one percentage point in the discount rate is a (10.08)% and 12.38%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in medical services is 2.58% and (2.02)%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the inflation is 7.66% and (6.58)%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the wage is 1.04% and (0.90)%, respectively, in defined benefit obligations.
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

PEMEX’s plan assets is held in the FOLAPE trusts, which are managed by BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts. As of December 31, 2023, FOLAPE has a balance of Ps. 145,286, while the remaining Ps. 2,031,145 belong to affiliate companies that are in charge of managing their own funds.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables present additional fair value disclosure about plan assets and indicate their rank, in accordance with IFRS 13, as of December 31, 2023 and 2022:

	Fair value measurements as of December 31, 2023
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Cash and cash equivalents	Ps.	146,763	Ps.	—	Ps.	—	Ps.	146,763
Debt instruments	2,029,669		—		—		2,029,669
Total	Ps.	2,176,432	Ps.	—	Ps.	—	Ps.	2,176,432

	Fair value measurements as of December 31, 2022
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Cash and cash equivalents	Ps.	168,367	Ps.	—	Ps.	—	Ps.	168,367
Debt instruments	2,065,123		—		—		2,065,123
Total	Ps.	2,233,490	Ps.	—	Ps.	—	Ps.	2,233,490
As of December 31, 2023 and 2022, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2023	2022
Rate of increase in salaries	4.47%	4.47%
Rate of increase in pensions	4.00%	4.00%
Rate of increase in post-mortem pensions	0.00%	0.00%
Rate of increase in medical services	7.65%	7.65%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate (1)	9.42%	9.39%
Average length of obligation (years)	11.82	13.45
(1)In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds, based on the Fixed Rate bonds of the Federal Government (“Bonos M”) and the “Cetes”, as well as the flow of expected payments to cover the contingent obligations. As a consequence of the change in the yields of the financial instruments mentioned above at the end of the year, the discount rate increased compared to the end of 2022.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The amounts recognized for other long-term obligations are as follows:

	December 31,
Change in the liability for defined benefits	2023		2022
Liabilities for defined benefits at the beginning of year	Ps.	11,121,039	Ps.	12,763,956
Charge to income for the year	2,856,598		2,010,051
Actuarial losses (gains) recognized in income due to:
Change in financial assumptions	(10,245)		(1,899,096)
Change in demographic assumptions	(206,979)		(166,459)
For experience during the year	(1,342,079)		(1,585,760)
Benefits paid	(1,183)		(1,653)
Liabilities for defined benefits at the end of year	Ps.	12,417,151	Ps.	11,121,039
The expected long-term benefit payments for 2024 amount to Ps. 429,853.
The principal actuarial assumptions used in determining the defined benefit obligation for the plans are:
•The effect of an increase or decrease of one percentage point in the discount rate is (14.91)% and 17.72%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in medical services is 6.93% and (5.01)%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the inflation is 0.00% and 0.00%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the wage is 3.24% and (3.70)%, respectively in defined benefit obligations.
The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2023	2022
Rate of increase in salaries	4.47%	4.47%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate (1)	9.42%	9.39%
Average length of obligation (years)	11.82	13.45
(1)In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds denominated in pesos (Cetes and M bonds), as well as the flow of payments expected to cover contingent obligations. As a result of the profits in financial instruments at the end of 2023, the discount rate increased as compared 2022.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 20.    PROVISIONS FOR SUNDRY CREDITORS
At December 31, 2023, 2022 and 2021, the provisions for sundry creditors and others is as follows:

	2023		2022	2021
Provision for plugging of wells (Note 13)	Ps.	61,117,106	66,699,388	70,144,756
Provision for trails in process (Note 27)	12,436,092		10,533,137	11,114,006
Provision for environmental costs	9,757,356		11,914,160	11,138,904
	Ps.	83,310,554	89,146,685	92,397,666
The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells
	2023		2022	2021
Balance at the beginning of the year	Ps.	66,699,388	70,144,756	77,125,513
(Decrease) capitalized in fixed assets	(920,616)		(3,573,843)	(13,834,388)
Unwinding of discount against income	4,638,600		4,647,200	4,454,106
Unrealized foreign exchange loss (gains)	(8,475,320)		(3,984,400)	2,454,810
Amount used	(824,946)		(534,325)	(55,285)
Balance at the end of the year	Ps.	61,117,106	66,699,388	70,144,756

	Trials in progress
	2023		2022	2021
Balance at the beginning of the year	Ps.	10,533,137	11,114,006	8,321,816
Additions against expenses	6,684,626		3,137,470	4,818,298
Provision cancellation	(4,901,474)		(3,704,499)	(2,025,221)
Amount used	119,803		(13,840)	(887)
Balance at the end of the year	Ps.	12,436,092	10,533,137	11,114,006

	Environmental costs
	2023		2022	2021
Balance at the beginning of the year	Ps.	11,914,160	11,138,904	9,178,555
Additions against expenses	487,036		1,711,108	2,424,037
Cancellation against expenses	(2,613,047)		(856,047)	(407,671)
Amount used	(30,793)		(79,805)	(56,017)
Balance at the end of the year	Ps.	9,757,356	11,914,160	11,138,904
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
The decrease in the provision in 2023, 2022 and 2021 against fixed assets corresponded to a decrease in the reserve limits, adjustments to the discount rate and applications to the reserve. This includes the effect of the discount rate over time of Ps. 4,638,600, Ps. 4,647,200 and Ps. 4,454,106 for 2023, 2022 and 2021, respectively. The discount rate ranges used during 2023, 2022 and 2021 were from 9.510% to 10.050%, 9.380% to 10.520% and 3.114% to 8.040% for U.S. dollar denominated assets, respectively.
Moreover, the time of plugging depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas. Well plugging of works will be carried out as follows:

Year	Amount
2024	Ps.	623,162
2025	429,577
2026	3,328,743
2027	1,679,097
2028	2,113,864
More than five years	52,942,663
Total	Ps.	61,117,106
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
NOTE 21.    INCOME TAXES AND DUTIES

As of December 31, 2023 and 2022, income taxes and duties payable are as follow:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2023		2022
Income taxes and duties:
Profit-sharing Duty	Ps.	74,214,983	29,134,959
Income tax	7,412,498		4,268,496
Total income taxes and duties	81,627,481		33,403,455
Other taxes and duties:
Special Tax on Production and Services	41,633,824		23,217,262
Hydrocarbons Extraction Duty	17,840,810		6,895,491
Exploration Hydrocarbons Duty	147,785		136,588
Exploration and Extraction Hydrocarbons Duty	464,521		413,371
Withheld taxes	7,201,114		5,800,188
Import taxes and duties	5,827		13,028
Other contributions payable	1,083,387		933,972
Total other taxes and duties	68,377,268		37,409,900
Total other income taxes and duties	Ps.	150,004,749	70,813,355
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
A.    Derecho por la Utilidad Compartida “DUC” (Profit-sharing Duty).
As of January 1, 2015, Pemex Exploration and Production is obligated to pay a Profit-sharing Duty.
For 2023 and 2022, the applicable rate of this duty was 40%. The computation of this duty is based on the excess of the value of hydrocarbons produced during the fiscal year (including self-consumption, shrinkage and burning), minus certain permitted deductions by the Hydrocarbons Revenue Law, including part of the investments and some costs, expenses and duties. Pursuant to the Federal Revenue Law, as of January 1, 2024, this duty was set at 30%.
During 2023, this duty was Ps. 280,756,794 from annual payments presented on April 1, 2024 paid as follows: Ps. 206,541,811, of the corresponding hydrocarbon extraction duty for the months of October, November, and December 2023 in the amount of Ps. 73,507,538, resulting in a balance of Ps. 707,445 as of December 31, 2023.

On February 13, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of PEMEX’s Profit-sharing Duty for the months of October, November and December 2023 and January 2024. Additionally the resulting monthly tax payment of this Profit-sharing Duty can be balanced with the tax calculated at the end of the fiscal year.

During the fiscal year 2023, Profit-sharing Duty payments for the months from January to September were deferred as instructed by the Resolución Fiscal Miscelánea para 2023 (2023 Miscellaneous Fiscal Resolution).
During 2022, this duty was Ps. 398,123,710 from annual payments presented on April 3, 2023 paid as follows: Ps. 397,567,229, resulting in a balance of Ps. 556,481 as of December 31, 2022.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Duties and income tax paid as of December 31, 2023, 2022 and 2021 were Ps. 234,982,338, Ps. 431,444,989 and Ps. 265,883,549, respectively.
The accounting result differs from the tax result mainly due to differences in depreciation, non-deductible expenses and others. Such differences generate a deferred DUC.
Total DUC and other as of December 31, 2023, 2022 and 2021 are integrated as follows:

	2023		2022	2021
DUC	Ps.	207,212,856	398,123,710	374,433,879
Fiscal credit (1)	—		—	(73,280,000)
Deferred DUC expense	6,863,068		(6,703,627)	5,673,403
Total DUC	Ps.	214,075,924	391,420,083	306,827,282
(1) There was not credit tax granted for 2022.
The principal factors generating the deferred DUC are the following:

	2023		2022
Deferred DUC asset:
Tax credits	Ps.	512,640,627	454,631,317
Deferred Profit-sharing duty liability:
Wells, pipelines, properties, plant and equipment	(195,705,735)		(171,170,789)
Deferred DUC asset net	316,934,892		283,460,528
Unrecognized Deferred DUC	(314,346,132)		(274,008,700)
Net, deferred DUC asset	Ps.	2,588,760	9,451,828

Deferred DUC not recognized in 2023 and 2022 amounts to Ps.314,346,132 and Ps. 274,008,700, respectively, and resulted from costs, expenses and capital expenditures that will not be recoverable, mainly for on-shore and in Chicontepec deep and shallow waters.
The remaining costs, expenses and capital expenditures beginning January 1, 2015 can be balanced to the immediate following years, without them expiring.
The expected benefit for DUC in 2023 and 2022 was different from that which would result from applying the 40% rate to the tax base, respectively, as a result of the line items mentioned in the tables below.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2023		2022	2021
Expected expense (benefit):	Ps.	98,990,391	236,421,472	147,520,595
Increase (decrease) resulting from:
Expected benefit contract	(2,578,264)		(4,987,552)	(5,333,064)
Non-cumulative profit (1)	(627,269,522)		(778,566,830)	(1,252,957,737)
Non-deductible expenses (1)	530,857,395		547,132,910	1,110,770,206
Production value	360,388,580		526,040,742	507,997,938
Deductible duties	(26,159,947)		(51,920,424)	(44,270,598)
DUC tax credit (2)	(73,507,538)		—	(73,280,000)
Deferred DUC (benefit) expense	6,863,068		(6,703,627)	5,673,403
Deductions cap	(53,508,239)		(75,996,608)	(89,293,461)
DUC-Profit-sharing duty expense	Ps.	214,075,924	391,420,083	306,827,282
(1)Fluctuations changes are included which have no effect on the determination of the DUC.
(2)Corresponds to the tax credit granted by the Mexican Government on February 13, 2024 and February 19, 2021.

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
During 2023, Pemex Exploration and Production incurred Ps. 65,399,868 balance with the corresponding hydrocarbon extraction duty for the months of October, November, and December 2023 in the amount of Ps.17,840,810 and the difference of Ps. 47,559,058 was included in the cost of sales line item.
During 2022, Pemex Exploration and Production incurred a Ps. 129,801,061 balance, which was included in the cost of sales line item.

On February 13, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of PEMEX’s hydrocarbon extraction duty for the months of October, November and December 2023 and January 2024. During fiscal year 2023, hydrocarbons extraction duty payments for the months from January to September were deferred as instructed by the 2023 Miscellaneous Fiscal Resolution.
C.    Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty).
Pemex Exploration and Production as “assignee” must make monthly payments for this duty. The rates for 2023 were 1,669.53 pesos per square kilometer of non-producing areas. After 60 months, this tax increases to 3,992.39 pesos per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

During 2023 and 2022, Pemex Exploration and Production incurred Ps. 1,768,612 and Ps. 1,638,913, respectively, which are included in the cost of sales line item.
D.    Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Exploration and Extraction Hydrocarbons Duty).
The assignments granted by the Mexican Government create a tax on the exploration and extraction activities carried out in the corresponding area. The monthly tax paid during the exploration phase and until the extraction phase begins is 2,177.64 pesos per square kilometer. During the extraction phase of a project, a monthly tax of 8,710.69 pesos per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.
During 2023 and 2022, the incurred tax was Ps. 5,211,315 and Ps. 4,664,541 respectively, which are included in the cost of sales line item.
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
The Hydrocarbons Revenue Law also establishes the following duties applicable to PEMEX in connection with assignments granted to it by the Mexican Government:
•Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee)
During the exploration phase of an exploration and extraction contract, the Mexican Government is entitled to collect a monthly payment of 1,669.53 pesos per square kilometer of non-producing areas. After 60 months, this fee increases to 3,992.39 pesos per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the national consumer price index.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax)
Contracts for exploration and extraction granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. The monthly tax paid during the exploration phase and until the extraction phase begins is 2,177.64 pesos per square kilometer. During the extraction phase of a project, a monthly tax of 8,710.69 pesos per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated. During 2023 and 2022 the incurred tax amounted to Ps. 242,070 and Ps. 226,653, respectively.
Other applicable taxes
The Subsidiary Entities are subject to the Income Tax Law and the Value Added Tax Law. Pemex Industrial Transformation is also subject to the Special Tax on Production and Services (IEPS Tax).
2022 indirect taxes are as listed below:
A.    IEPS Tax
IEPS Sobre la Venta de los Combustibles Automotrices (IEPS Tax on the Sale of Automotive Fuels): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel. Pemex Industrial Transformation collects the fee on behalf of the Mexican Government. The applicable fees for this tax are Ps. 5.92 per liter of gasoline with an octane rating lower than 91; 5.00 pesos per liter of gasoline with an octane rating greater than or equal to 91 and 6.51 pesos per liter of diesel. The amount of the fee will depend on the class of fuel. The fee is fixed yearly and adjusted on a weekly basis by the SHCP. The fees apply to sales in Mexico and imports.
IEPS Beneficio de Entidades Federativas, Municipios y Demarcaciones Territoriales (IEPS Tax in Favor of States, Municipalities and Territories): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel. Pemex Industrial Transformation collects the fee on behalf of the Mexican Government. The applicable fees for this tax are 52.25 cents per liter of gasoline with an octane rating of less than 91, 63.75 cents per liter of gasoline with an octane rating greater than or equal to 91 and 43.36 cents per liter of diesel. These fees change yearly in accordance with inflation. Funds gathered by this fee are allocated to Mexican states and municipalities as provided for in the Ley de Coordinación Fiscal (Tax Coordination Law). The fees only apply to sales in Mexico and are not subject to VAT.
IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels): This tax is a fee on domestic sales of fossil fuels. Pemex Industrial Transformation collects the fee on behalf of the Mexican Government. The applicable fees for this tax are 8.95 cents per liter of propane, 11.58 cents per liter of butane, 15.69 cents per liter of gasoline and aviation fuel, 18.74 cents per liter of jet fuel and other kerosene, 19.04 cents per liter of diesel, 20.32 cents per liter of fuel oil, Ps. 23.58 per ton of petroleum coke, Ps. 55.29 per ton of coal coke, Ps. 41.63 per ton of mineral carbon and Ps. 60.18 per ton of carbon from other fossil fuels. These fees change yearly in accordance with inflation and apply to imports to Mexico.
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
For the years ended December 31, 2023, 2022 and 2021, Petróleos Mexicanos and its Subsidiary Companies incurred the following income tax expense (benefit):

	2023		2022		2021
Current income tax	Ps.	5,134,840	Ps.	5,939,990	Ps.	3,573,731
Deferred income tax	788,517		(77,179,234)		(3,052,891)
Total (benefit) expense income tax, net	Ps.	5,923,357	Ps.	(71,239,244)	Ps.	520,840
As of December 31, 2023 and 2022, Pemex Exploration and Production and Pemex Industrial Transformation did not recognize deferred income assets of Ps. 685,844,188 and Ps. 679,649,787, respectively, due to their expectation that future tax income will not correspond to such benefits. These amounts are mainly from fiscal losses to be amortized amounting with an expiration year from 2026 to 2032.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The principal factors generating the deferred income tax are the following:

	2022		Recognized in profit and loss	Recognized in OCI	2023
Deferred income tax asset:
Provisions	Ps.	11,921,054	91,686	—	12,012,740
Employee benefits provision	57,214,536		4,393,242	585	61,608,363
Advance payments from clients	220,215		(21,537)	—	198,678
Accrued liabilities	7,771,316		2,498,494	—	10,269,810
Non-recoverable accounts receivable	127,843		(82,330)	—	45,513
Derivative financial instruments	34,870		(34,870)	—	—
Wells, pipelines, properties and equipment	8,462,555		(644,195)	—	7,818,360
Tax loss carry-forwards (1)	76,428,341		(1,055,845)	—	75,372,496
Total deferred income tax asset	162,180,730		5,144,645	585	167,325,960
Deferred income tax liability:
Wells, pipelines, properties, plant and equipment	(5,070,345)		(5,124,344)	—	(10,194,689)
Other	(1,794,680)		(808,818)	—	(2,603,498)
Total deferred income tax liability	(6,865,025)		(5,933,162)	—	(12,798,187)
Net long-term deferred income tax asset	Ps.	155,315,705	(788,517)	585	154,527,773

	2021		Recognized in profit and loss	Recognized in OCI	2022
Deferred income tax asset:
Provisions	Ps.	11,032,260	888,794	—	11,921,054
Employee benefits provision	61,711,054		3,579,336	(8,075,854)	57,214,536
Advance payments from clients	176,967		43,248	—	220,215
Accrued liabilities	2,676,964		5,094,352	—	7,771,316
Non-recoverable accounts receivable	24,890		102,953	—	127,843
Derivative financial instruments	10,746		24,124	—	34,870
Wells, pipelines, properties and equipment	5,452,609		3,009,946	—	8,462,555
Tax loss carry-forwards (1)	8,468,185		67,960,156	—	76,428,341
Total deferred income tax asset	89,553,675		80,702,909	(8,075,854)	162,180,730
Deferred income tax liability:
Wells, pipelines, properties, plant and equipment	(1,191,034)		(3,879,311)	—	(5,070,345)
Other	(2,150,316)		355,636	—	(1,794,680)
Total deferred income tax liability	(3,341,350)		(3,523,675)	—	(6,865,025)
Net long-term deferred income tax asset	Ps.	86,212,325	77,179,234	(8,075,854)	155,315,705
(1)Tax loss carryforwards expire in 2031.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Expense attributable to the profit (loss) from continuing operations before income taxes was different from that which would result from applying the 30% rate to profit, as a result of the items listed below:

	For the years ended December 31,
	2023		2022		2021
Expected income tax expense	Ps.	102,495,110	Ps.	163,937,963	Ps.	69,725,125
(Decrease) increase resulting from:
Tax effect of inflation-net	(27,144,892)		(23,533,416)		30,058,116
Fiscal updating of pipelines, properties and equipment	600,688		—		—
Deductible Duty	(62,163,857)		(119,437,113)		(90,346,164)
Unrecognized deferred tax change	(29,256,451)		(99,334,219)		(20,941,629)
Expected expenses from contracts	—		—		1,311,975
Retirement benefits	8,727,606		7,930,425		1,101,292
Non-deductible expenses	12,284,337		16,019,493		3,113,625
Others-net (1)	380,816		(16,822,377)		6,498,500
Income tax (benefit) expense, net	Ps.	5,923,357	Ps.	(71,239,244)	Ps.	520,840
(1) Includes mainly impairment effect for 2022.
As of December 31, 2023 and 2022, the net accumulated effect of actuarial gains and losses on deferred tax was Ps. (3,410,401) and Ps. (3,410,986), respectively. In addition, as of December 31, 2023 and 2022, the deferred tax effect of actuarial gains and losses is presented in comprehensive loss in the amounts of Ps. 585 and Ps. (8,075,854), respectively.
NOTE 22.    EQUITY (DEFICIT)
A.    Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
For the twelve-months period ended December 31, 2023, Petróleos Mexicanos received Ps. 166,615,123 in Certificates of Contribution “A” from the Mexican Government.
For the twelve-months period ended December 31, 2022, Petróleos Mexicanos received Ps. 188,306,717 in Certificates of Contribution “A” from the Mexican Government.
PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2021	Ps.	841,285,576
Increase in Certificates of Contribution “A” during 2022	188,306,717
Certificates of Contribution “A” as of December 31, 2022	Ps.	1,029,592,293
Increase in Certificates of Contribution “A” during 2023	166,615,123
Certificates of Contribution “A” as of December 31, 2023	Ps.	1,196,207,416

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Mexican Government contributions made in the form of Certificates of Contribution “A” during 2023 totaled Ps. 166,615,123 and were designated for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, for the strengthening of financial position and the rehabilitation plan of the National Refining System, as follows:

Date	Construction of the Olmeca Refinery	Strengthening of Fertilizers chain	Rehabilitation Plan of the refineries		Strengthening of financial position
January 19	—	600,000	—		—
January 30	—	600,000	—		—
February 23	6,000,000	—	—		—
March 16	—	—	10,500,000		—
July 26	—	—	—		64,970,000
August 10	5,534,500	—	—		—
September 13	—	—	—		6,766,000
September 15	6,000,000	—	—		—
September 15	—	1,700,000	—		—
October 24	—	—	—		55,944,623
December 18	8,000,000	—	—		—
Total	25,534,500	2,900,000	Ps.	10,500,000	Ps.	127,680,623
B.    Mexican Government contributions
During 2023, there were no Mexican Government contributions apart from Certificates of Contribution “A”.
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
During 2023 and 2022, there were no changes to the legal reserve.
D.    Accumulated other comprehensive income (loss)
As a result of the discount rate analysis related to employee benefits liability, for the periods ended December 31, 2023 and 2022 PEMEX recognized net actuarial (losses) gains in other comprehensive income (loss) net of deferred income tax for Ps. (4,933,773) and Ps. 123,385,417, respectively, which included net of deferred income tax of Ps. 584,918 and Ps. (8,075,854), respectively, related to retirement and post-employment benefits. The variation related to retirement and post-employment benefits was the result of an increase in the discount and return on plan assets rates from 9.39% as of December 31, 2022 to 9.42% as of December 31, 2023.
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
Facts and conditions
PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fully fund its operations and capital expenditure programs, which have been partially supported by the Mexican Government's equity contributions. In addition, PEMEX´s working capital has deteriorated in recent years.

In 2022, 2023 and 2024, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by concerns around our operating performance, liquidity and the Mexican government’s ability and willingness to provide us with additional liquidity, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiation that PEMEX may carry out during 2024. These conditions have negatively impacted PEMEX´s financial performance and also its liquidity position.
PEMEX recognized net income (loss) of Ps.8,151,664, Ps.99,998,470 and Ps.(294,775,877) in 2023, 2022 and 2021, respectively. In addition, as of December 31, 2023 and 2022, PEMEX had a negative equity of Ps. (1,652,978,810), and Ps. (1,768,822,225), respectively, mainly due to continuous net losses in prior years, and a negative working capital of Ps. 585,176,915 and Ps. 401,842,480, as of December 31, 2023 and 2022, respectively.
PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2024 authorized PEMEX to have a financial balance budget of Ps. 145,000,000, and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps. 203,705,500 and other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2024, which PEMEX expects to cover with equity contributions from the Mexican Government. PEMEX has short-term debt principal maturities (including interest payable) of Ps.477,221,594 as of December 31, 2023.

The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.
Actions-
PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation on March 4, 2022, is effective for 2023 and will remain in effect through 2024. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

In October 2023, the Mexican Government adjusted PEMEX’s tax regime and set its Profit-sharing Duty at 30.0% for 2024, a reduction of 10 percentage points from applicable rate in 2023 of 40.0%.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

On February 13, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of PEMEX’s Profit-sharing Duty and Hydrocarbons Extraction Duty for the months of October, November and December 2023 and January 2024. The suspension granted PEMEX a reduction in its tax burden of Ps.91,348,348 for the corresponding period in 2023 and Ps.20,646,242 in January 2024 (see Note 28-E).

The Mexican Government's Federal Budget for 2024 includes Ps.145,000,000 for PEMEX during 2024 to help improve its financial position. In addition, PEMEX has plans to raise funds from the markets in accordance with prevailing conditions and to refinance its debt.
Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities. PEMEX's ability to refinance its short-term debt depends on factors beyond its control.

The Revenue Law for 2024 also authorized PEMEX to incur a net additional indebtedness up to Ps. 203,705,500 (Ps.138,119,100 and U.S.$3,726,500), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2024.

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

Prices of crude oil, natural gas and petroleum products showed a recovery in 2022 but decreased 20.00% in 2023. If international values for the Mexican oil price were higher than the average price of U.S.$56.7 per barrel, which was the reference price used to prepare our financial balance for 2024, this additional revenue would enable PEMEX to achieve its business plan objectives more quickly. Accordingly and taking into consideration price levels observed during the first quarter of 2024, PEMEX amended its budget with crude oil average price of U.S.$65.0 per barrel.
Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.
As a reference, PEMEX prepared its consolidated financial statements as of December 31, 2023 and 2022 on a going concern basis. There are certain conditions that have generated material uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.
G.    Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”
As of December 31, 2023, 2022 and 2021 non-controlling interest represented (losses) gains of Ps. (116,639), Ps. (288,610) and Ps. 128,502, respectively, in PEMEX’s equity (deficit).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 23.    COST AND EXPENSES BY NATURE
Cost and expenses by nature for each of the years ended December 31, 2023, 2022 and 2021, was as follows:

	2023		2022		2021
Purchases	Ps.	778,100,997	Ps.	1,126,780,036	Ps.	518,434,795
Depreciation of wells, pipelines, properties, plant and equipment, depreciation of rights of use and amortization of intangible assets	144,041,743		146,251,935		140,155,507
Net periodic cost of employee benefits	141,415,705		129,333,812		140,215,404
Personnel services	121,408,213		107,990,777		100,401,001
Conservation and maintenance	79,917,049		78,323,591		65,239,995
Other operation taxes and duties	64,825,368		14,717,890		12,933,825
Exploration and Extraction Hydrocarbons Duty and taxes	54,779,330		136,840,962		88,596,015
Unsuccessful wells	38,638,889		26,582,595		26,952,138
Other operation costs and expenses	31,895,908		11,163,737		77,748,739
Raw materials and spare parts	28,019,686		26,516,438		23,504,046
Auxiliary services with third-parties	25,991,393		28,799,131		9,656,254
Losses from fuels subtraction (1)	20,168,804		19,891,204		6,791,377
Exploration expenses	12,284,957		8,126,787		6,458,310
Insurance	9,005,239		7,384,099		6,997,343
General expenses with third-parties	8,146,640		12,454,485		6,867,868
Freight	7,893,791		8,522,913		5,195,157
Expenses for environmental provision	3,840,186		6,507,615		2,064,164
Integrated Contracts	2,925,163		4,556,801		4,904,774
Fees	1,927,051		6,476,622		548,928
Inventory variations (2)	(8,643,559)		(38,474,306)		(11,544,077)
Total cost of sales and general expenses	Ps.	1,566,582,553	Ps.	1,868,747,124	Ps.	1,232,121,563
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
(2)The variation in inventories represents the difference between the balances as of the beginning and the end of the year, as well as variations in standard and real costs. During 2023, the variation was mainly due to the increase in crude oil prices.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 24.    OTHER REVENUES AND OTHER EXPENSES
Other revenues and expenses-net for each of the years ended December 31, 2023, 2022 and 2021, was as follows:
A.Other revenues

	2023		2022		2021
Other income (1)	Ps.	4,313,625	Ps.	7,815,529	Ps.	3,028,394
Tax updates (2)	4,744,762		8,061,861		915,277
Other income for services	2,574,801		2,797,260		4,126,750
Bidding terms, sanctions, penalties and other	1,915,375		2,353,815		1,429,152
Claims recovery	858,161		881,462		1,147,424
Gain on sale of fixed assets	577,990		43,859		52,266
Franchise fees	430,633		348,906		376,179
Revenues from reinsurance premiums	153,497		1,772,399		110,994
Account debugging	51,693		1,558,361		523,365
Insurance and deposits	15,418		1,510,943		1,459,760
Translation effect from the consolidated equity method (3)	—		10,383,296		—
Gains on bargain purchase of business acquisition	—		1,271,188		—
Funds from FONADIN (4)	—		732,194		1,674,225
Recognition of partial income (5)	—		410,000		2,756,680
Total other revenues	Ps.	15,635,955	Ps.	39,941,073	Ps.	17,600,466

(1)As of December 31, 2022 includes mainly cancellation of trials in process provision.
(2)As of December 31, 2022 PEMEX recognized tax updates "VAT", recovery from IEPS tax variable fee and cancellation of obligations due to losses by legal resolution.
(3)As of December 31, 2022 PEMEX recognized Ps.10,383,296 of currency translation effects from the investment in DPRLP into other income, as a result of derecognizing the equity method (see Note 12-B).
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

B. Other expenses

	2023		2022		2021
Loss from derecognition of disposal of assets (1)	Ps.	(7,656,437)	Ps.	(19,116,521)	Ps.	(45,185,031)
Other expenses	(4,084,664)		(3,304,653)		(3,058,504)
Claims	(1,870,308)		(3,140,284)		(2,670,560)
Fines	(3,630,727)		(24,095)		(55,001)
Transportation and distribution of natural gas	—		—		—
Total other expenses	Ps.	(17,242,136)	Ps.	(25,585,553)	Ps.	(50,969,096)
(1)Includes mainly fixed assets from Pemex Exploration and Production without future development plans.
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
Main operations identified by PEMEX with this kind of directors and officers are as follows:
Mr. Manuel Bartlett Díaz, Chief Executive Officer of CFE, was appointed member of the Board of Directors of Petróleos Mexicanos in December 2018. CFE has executed several purchase agreements with Pemex Industrial Transformation. During 2023, CFE acquired the following products from Pemex Industrial Transformation:

Product	2023
Heavy fuel oil	Ps.	20,161,371
Industrial diesel	14,487,493
Other	1,445,771
Fuel oil	466,198
Natural Gas	521,872
Freights	1,125
Total	Ps.	37,083,830

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2023, CFE owed Pemex Industrial Transformation a total amount of Ps. 6,764,527. Invoices are payable between 16 and 60 days.
A.    Compensation of Directors and Officers
For the years ended December 31, 2023, 2022 and 2021, short-term benefits of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 38,060, Ps. 35,906 and Ps. 34,360, respectively. Retirement post-employment and long-term employee benefits are granted as follows:

	As of December 31,
	2023		2022	2021
Retirement	Ps.	6,493	4,917	4,888
Post-employment	329		166	200
Long-term	1,594		1,681	2,468
	Ps.	8,416	6,764	7,556
Except in the case of the independent members, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.
The compensation paid or accrued during 2023, 2022 and 2021, to the independent members of the Board of Directors of Petróleos Mexicanos was approximately Ps. 8,213, Ps. 7,648 and Ps. 7,646, respectively.
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
The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2023 and 2022 was Ps. 652 and Ps. 630, respectively. The amount of salary advances outstanding to executive officers at March 31, 2024 was Ps. 911.
NOTE 26.    COMMITMENTS
A.PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).
B.PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2023 and 2022, the value of the nitrogen to be supplied during the term of the contract was approximately U.S.$936,926 and U.S.$1,227,596, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right or the obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Estimated future payments under this contract for upcoming fiscal years are as follows:

Year	Payment
2024	U.S.$	264,837
2025	268,541
2026	270,963
2027	132,585
Total	U.S.$	936,926
C.As of December 31, 2022, PEMEX had entered into FPWCs by means of which the contractor, manages and is responsible for financing performance of the work to be undertaken. Those FPWCs are grouped into the categories of development, infrastructure and/or maintenance.
As of December 31, 2022, the estimated value of these commitments was as follows:

Maturity	2022
Up to 1 year	Ps.	634,432
1 to 3 years	90,426
Total	Ps.	724,858
D.As of December 31, 2023 and 2022, the estimated value of the commitments that PEMEX has entered into with several contractors for the development of various infrastructure and services works was as follows:

Maturity	2023		2022
Up to 1 year	Ps.	23,288,148	Ps.	61,463,967
1 to 3 years	43,095,406		69,662,017
4 to 5 years	23,353,908		22,166,730
More than 5 years	1,728,547		3,132,471
Total	Ps.	91,466,009	Ps.	156,425,186
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2023 and 2021, PEMEX had accrued a reserve of Ps. 12,436,092 and Ps. 10,533,137, respectively, for these contingent liabilities.
As of December 31, 2023, the current status of the principal lawsuits in which PEMEX is involved is as follows:

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

•On October 18, 2019, the Sala Regional Peninsular (“Regional Peninsular Court”) of the Tribunal Federal de Justicia Administrativa (“Federal Justice Administrative Court”) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim (91/19-16-01-9) filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract (no. 428814828) be declared null and void and seeking U.S. $137,300 for expenses and related damages, among other claims. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. On March 28, 2020, a notification dated February 10, 2020, was received in which the extended claim was admitted. On February 10, 2020, the expert appointed by the plaintiff was accepted. On February 18, 2020, an extension requested by the accounting expert appointed by Pemex Exploration and Production was accepted and his opinion was filed and ratified on August 11, 2020. On June 1, 2021, an independent expert was designated. On September 30, 2021, a resolution was issued, which declared that all evidence has been filed. On October 15, 2021, the parties filed their pleadings. On November 9, 2021, this stage closed. On June 8, 2022, the Regional Peninsular Court sent the file to the Superior Court due to the amount involved in this claim. On August 22, 2022, the Regional Peninsular Court was informed that the Superior Court refused to attract this claim and on December 2, 2022 it was notified that the amparo was denied. On December 8, 2022, a complaint was filed against this resolution, which as of this date is still pending to be admitted. The Regional Peninsular Court, through a resolution dated December 5, 2022, revoked the resolution admitting the extended claim and the pleadings. The plaintiff filed a motion against this resolution, which was notified to Pemex Exploration and Production on March 21, 2023. Pemex Exploration and Production filed a response to this motion on March 30, 2023. On February 22, 2023 the Regional Peninsular Court requested the Superior Court to attracted this claim. On March 21, 2023,

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Pemex Exploration and Production was notified a claim motion filed by the plaintiff against the resolution by which the claim was not extended. Pemex Exploration and Production filed a response to this claim motion on March 30, 2023, and accepted by the Court on April 11, 2023. On June 28, 2023, the Court resolved the claim motion filed by the plaintiff, revoking the resolution admitting the extended claim. Through resolution dated September 1, 2023, the Superior Court attract this claim. As of the date of these financial statements, the final resolution of this process is pending. On November 6, 2023, the Court accepted its competence on this claim and the writ by which the representative of Pico Mexico, appeared to withdraw from the lawsuit filed was added to the records. By resolution dated on November 15, 2023, it is noted that the plaintiff appeared ratifying the withdrawal letter. Consequently the present lawsuit was dismissed due to the express withdrawal of the plaintiff concluding through the execution of an agreement dated 31 January 2024.

•Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S. $113,582 and Ps. 14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S. $51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third accounting expert was appointed, who did not ratify his position; therefore, in a resolution dated October 2, 2023, a resolution was issued requesting the Expert Unit to appoint another expert. As of the date of these consolidated financial statements, a final resolution is still pending.

•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among other for an amount of Ps. 3,084,975. As of the date of these consolidated financial statements, a final resolution is still pending.

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S. $240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 1, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the Primera Sección de la Sala Superior (First Section of the Superior Court) denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 3, 2022, it was agreed that the plaintiff would be heard, making various statements in relation to the defense to the claim. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the Superior Court published a resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary file offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the Superior Court was notified in the jurisdictional gazette. As of the date of these financial statements, the final resolution of this process is still pending.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V. (Odebrecht or OICIMEX), filed an oral commercial proceeding (314/2021IV) against Pemex Industrial Transformation before the Juzgado Tercero de Distrito en Materia de Extinción de Dominio y Especiales en Juicios Orales (Third District Court in Matters of Extinction of Ownership and Special Oral Commercial Lawsuits), claiming benefits related to the contract DCPA-OP-GCP-DGTRI-A-3-15, for the amount of Ps. 1,838,753 for unpaid work performed, as well as damages. On December 6, 2021, Pemex Industrial Transformation filed a response to this claim, and a preliminary hearing date was set for May 6, 2022. As a result of the unfavorable resolution of July 7, 2022, which ordered the payment of estimates, both Pemex Industrial Transformation and Odebrecht filed a direct amparo against that resolution, where the Décimo Tercer Tribunal Colegiado en Materia Civil (Thirteenth Civil Collegiate Court), granted the injunction and protection of the resolution of July 7, 2022 to Pemex Industrial Transformation denied the adhesive amparo filed by Odebrecht and dismissed the direct amparo filed by Odebrecht. In compliance with the execution of the direct amparos (533/2022 and 538/2022), filed by Pemex Industrial Transformation and Odebretch (OICIMEX), the Third District Court on Extinction of Ownership and Special Oral Commercial Lawsuits in Mexico City issued the final resolution on November 13, 2023, in the Commercial Oral Proceeding 314/2021-IV. Against such resolution, Pemex Industrial Transformation and Odebrecht filed a direct amparo (juicio de amparo directo), which to date is only filed by Pemex Industrial Transformation, before the Thirteenth Collegiate Court in Civil Matters, under file number 908/2023. OICIMEX filed a complaint appeal against the dismissal of Amparo 16/2024; OICIMEX also challenged the presiding judge of the Décimo Tercer Tribunal Colegiado en Materia Civil (Thirteenth Civil Collegiate Court) and, in parallel, filed an appeal before the Supreme Court of Justice of the Nation regarding the legal criteria applied in the order that dismissed its Amparo lawsuit, both proceedings are pending. As of the date of these financial statements, the final resolution of this process is pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps. 5,852,222, seeking that this resolution is declared null and void. As of the date of these consolidated financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps. 8,349,608, seeking that the resolution be declared null and void. As of the date of these consolidated financial statements, a final resolution is still pending.

•AVALONE MARINE, S.A.P.I. DE C.V., requested the declaration of bankruptcy filed at Juzgado Noveno de Distrito en Materia Civil (Ninth Civil District Court), in Mexico City (348/2016). A financial controller requested from Petroleos Mexicanos and Pemex Exploración y Producción the payment of Ps. 2,722,635, amount deposited in the public construction contract (no. 428233864). Another financial controller requested, the payment of Ps. 91,069, and U.S. $ 6,639, for concept of double payment repetition proceeding. The financial controller filed a motion to review 322/2023 the Indirect Amparo Judgment 674/2023 of the Juzgado Décimo Cuarto de Distrito en Materia Civil del Primer Circuito (Fourteenth Civil District Court of the First Circuit), for which Pemex Exploration and Production filed a joinder of review. The financial controller filed Indirect Amparos 395/2023 and 396/2023 395/2023 and 396/2023 of the Fourteenth Civil District Court of the First Circuit. The lawsuit concluded on 16 February 2024, when a favorable resolution was obtained for Pemex Exploration and Production, absolving the company of the benefits claimed in the incidents of double payment and repetition of payment (see Note 28).
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
•Exploration and extraction of hydrocarbons under shared production contract, contractual area 8 Cuencas del Sureste, of U.S.$2,500,000.
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
Total guarantees granted to Pemex Exploration and Production amounted to U.S.$41,753,000, equivalent to Ps. 706,544,266, as of December 31, 2023 at the closing exchange rate on December 31, 2023, of Ps. 16.9220 = U.S.$1.00.
As of December 31, 2020, Pemex Logistics granted to Pemex Industrial Transformation the obligations from a lease contract for U.S.$150,000, equivalent to Ps. 2,538,300 at the closing exchange rate on December 31, 2023, of Ps. 16.9220 =U.S.$1.00, to J. Aron & Company LLC, a subsidiary of Goldman Sachs Group Inc.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

PEMEX considers the probability it needs to make a disbursement of cash, for the guarantees granted and in effect as of December 31, 2023 remote.
NOTE 28.    SUBSEQUENT EVENTS
A.    Indebtedness for 2024
The Federal Revenue Law applicable to PEMEX as of January 1, 2024, published in the Official Gazette of the Federation on November 13, 2022, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 138,119,100 and an external net debt up to U.S.$3,726,500. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
B.    Recent financing activities
During the period from January 1 to April 19, 2024, 2024, PEMEX participated in the following financing activities:

•On January 17, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 6,000,000. bearing interest at a floating rate linked to 28-day TIIE plus 160 basis points, maturing in April 2024.

•On February 23, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 350 basis points, maturing in August 2024.

•On February 28, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 4,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 350 basis points, maturing in August 2024.

•On March 4, 2024, Petróleos Mexicanos withdrew Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 260 basis points, maturing in August 2024.

•On March 6, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 350 basis points, maturing in April 2024.

•On March 8, 2024, 2024, Petróleos Mexicanos withdrew Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in June 2024.

•On March 8, 2024, Petróleos Mexicanos withdrew Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in May 2024.

•On March 25, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 160 basis points, maturing in June 2024.

•On March 27, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,500,000, bearing interest at a floating rate linked to 28-day TIIE plus 160 basis points, maturing in June 2024.

•On April 15, 2024, Petróleos Mexicanos withdrew Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in June 2024.

•On April 17, 2024, Petróleos Mexicanos withdrew Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in June 2024.

•On April 18, 2024, Petróleos Mexicanos issued U.S.$500,000, of its Senior Guaranteed Floating Rate Notes due 2025, bearing interest at a floating rate linked to 90-day SOFR plus a margin of 300 basis points and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2023, the outstanding amount under the PMI Trading revolving credit line was U.S.$661,213. From January 1 to April 19, 2024, PMI Trading obtained U.S.$288,761 from its revolving credit line and repaid U.S.$752,784. As of April 19, 2024, the outstanding amount under this revolving credit line was U.S.$197,190. The available amount under this revolving credit lines was U.S.$ 27,810 as of April 19, 2024.
As of April 19, 2024, PEMEX had U.S.$6,966,417 and Ps. 20,500,000 in available credit lines in order to provide liquidity, of which U.S.$230,000 are available and credit lines in pesos are fully drawn.
C.    Exchange rates and crude oil prices
As of April 19, 2024, the Mexican peso-U.S. dollar exchange rate was Ps. 16.9948 per U.S. dollar, which represents a 0.4% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2023, which was Ps. 16.9220 per U.S. dollar. This increase in U.S. dollar exchange rate, has led to an estimate loss of Ps. 6,216,897 in PEMEX’s foreign exchange gains as of April 19, 2024.
As of April 19, 2024, the weighted average price of the crude oil exported by PEMEX was U.S.$76.37 per barrel. This represents a price increase of approximately 12.9% as compared to the average price as of December 31, 2023, which was U.S.$67.65 per barrel.
D.    Contributions from the Mexican Government
During the period from January 1 to April 19, 2024, the Mexican Government made certain contributions to Petróleos Mexicanos through the Ministry of Energy. These amounts are reflected in the table below:

Date	Strengthening of financial position
January 12	Ps.	22,479,358
February 12	32,391,756
March 7	13,997,554
March 26	5,857,845
March 26	2,510,505
April 8	5,632,399
Total	Ps.	82,869,417
E.Tax decree for the Profit-sharing Duty and Hydrocarbon extraction duty
On February 13, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of PEMEX’s Profit-sharing Duty and Hydrocarbon extraction duty for the months of October, November and December 2023 and January 2024, which is reflected in a decrease in duties by Ps. 91,348,348 in 2023 and Ps. 20,646,242 in 2024 as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Month	Profit-sharing Duty		Hydrocarbons Extraction Duty	Total
October 2023	Ps.	29,228,879	6,916,436	Ps.	36,145,315
November 2023	23,360,759		5,986,270	29,347,029
December 2023	20,917,900		4,938,104	25,856,004
Total tax decree applicable in 2023	Ps.	73,507,538	17,840,810	Ps.	91,348,348
January 2024	15,742,429		4,903,813	20,646,242
Total tax decree applicable to 2024	Ps.	15,742,429	4,903,813	Ps.	20,646,242
Total of tax decree granted	Ps.	89,249,967	22,744,623	Ps.	111,994,590

The decree applicable to October, November and December 2023 were applied as a decrease in the total amount of duties in the consolidated statement of comprehensive income of 2023 in the amount of Ps.73,507,538 in the Profit-sharing Duty line item and Ps.17,840,810 and in the cost of sales line item for the benefit in the hydrocarbon extraction duty. The decree applicable to January 2024 was applied as a decrease in the total amount of the of duties in the consolidated statement of comprehensive in the amount of Ps. 15,742,429 in the Profit-sharing Duty line item and Ps. 4,903,813 and in the cost of sales line item for the benefit in the hydrocarbon extraction duty.
F.Downgrades in PEMEX’s credit rating

In February 2024, Moody’s downgraded PEMEX’s credit ratings from B1 to B3, and affirmed its negative outlook citing PEMEX’s weakening standalone credit quality and uncertainty over the support it may receive from the next Mexican Government administration, despite the fact that Moody's recognizes PEMEX's achievement in reversing the downward trend in production and reserves over the last three years.

G.Legal Proceedings
During the period from January 1 to April 19, 2024, concluded these proceedings:

•On February 16, 2024, Pemex Exploration and Production received a favorable resolution pursuant to which it was acquitted the charges made in connection with the litigation related to AVALONE MARINE, S.A.P.I. de C.V. Accordingly, this claim has concluded and is no longer pending (see Note 27).

•On January 31, 2024, the lawsuit filed by PICO México Servicios Petroleros, S. de R.L. de C.V. was dismissed as a consequence of the plaintiff’s withdrawal from the litigation through an agreement of even date therewith. Accordingly, this claim has concluded and is no longer pending (See Note 27).

H.Akal-B Process Center

On April 7, 2024, one of PEMEX’s workers died and several contractors were injured after a fire broke out at one of the platforms at the Akal-B Process Center (Akal-B1), in the area of pipelines that handle fuel gas for turbo-machinery. PEMEX activated its emergency response plan and the fire was immediately controlled.
As of the date of these consolidated financial statements, PEMEX is conducting an investigation to determine the causes of the incident and is working to restore operations at the Akal-B Process Center.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

I.Air Liquide

On December 29, 2023, an executive decree was published in the Official Gazette of the Federation designating the supply of hydrogen from the U-3400 hydrogen plant at the Miguel Hidalgo refinery in Tula to be in the public interest. Pursuant to the decree, Pemex Industrial Transformation took temporary charge of the plant’s operations and was responsible for the compensation to be paid to the plant’s former operators in connection with the public interest declaration and as required by applicable law.

On February 8, 2024, an executive decree was published in the Official Gazette of the Federation designating the U-3400 hydrogen plant as a public utility to be transferred to Pemex Industrial Transformation.

On April 18, 2024, an executive decree was published in the Official Gazette of the Federation leaving the December decree without effect and transferring the U-3400 hydrogen plant to Pemex Industrial Transformation. Pursuant to the April decree, Pemex Industrial Transformation took permanent charge of the plant’s property, assets and operations and will be responsible for covering the indemnification owed to the plant’s former operators in an amount to be determined pursuant to an assessment to be carried out by Mexico’s Instituto de Administración y Avalúos de Bienes Nacionales (INDAABIN).

On April 25, 2024, in accordance with applicable law, an executive decree was published in the Official Gazette of the Federation giving legal notice to the plant’s former owners that any claims to be made must be brought to the corresponding government ministry within fifteen business days.

As of the date of these Consolidated Financial Statements, the transfer of the U-3400 hydrogen plant to Pemex Industrial Transformation is complete. The transfer has not resulted and is not expected to result in a material increase in PEMEX’s assets.
NOTE 29.    SUBSIDIARY GUARANTOR INFORMATION
The following consolidating information presents: (i) condensed consolidated statements of financial position at December 31, 2023 and 2022 and condensed consolidated statements of comprehensive income and cash flows for the years ended December 31, 2023, 2022 and 2021 of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).
These condensed consolidated statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, and Pemex Logistics (collectively, the “Subsidiary Guarantors”) are 100% owned subsidiaries of the Mexican Government. The guarantees by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full, unconditional, joint and several. The Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”).
The Pemex Project Funding Master Trust (the “Master Trust”), which was a trust formed for the purpose of financing PEMEX’s projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.
The following table sets forth, as of December 31, 2023, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:
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
The following table sets forth, as of December 31, 2023, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Security		Guarantors	Principal amount outstanding (U.S.$)
6.875% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,502,771
6.750% Bonds due 2047	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	5,548,156
5.350% Notes due 2028	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,980,570
6.350% Bonds due 2048	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,574,041
6.500% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	4,009,043
5.950% Notes due 2031	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,777,381
6.490% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,538,374
6.840% Notes due 2030	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,345,538
6.950% Bonds due 2060	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,796,812
7.690% Bonds due 2050	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	8,047,831
6.500% Notes due 2029	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,204,708
6.875% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	901,836
8.750% Notes due 2029	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,908,685
6.700% Notes due 2032	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	6,787,190
10.000% Notes due 2033	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,972,663
Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the Securities and Exchange Commission (“SEC”) outstanding as of December 31, 2023 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of December 31, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	21,332,062	Ps.	8,121,798	Ps.	39,293,516	Ps.	—	Ps.	68,747,376
Trade and other accounts receivable, derivative financial instruments and other current assets	44,210,424		223,619,697		89,927,257		—		357,757,378
Accounts receivable—inter-company	1,779,552,352		1,084,854,020		209,158,202		(3,073,564,574)		—
Inventories	1,657,768		68,635,820		41,742,404		—		112,035,992
Total current assets	1,846,752,606		1,385,231,335		380,121,379		(3,073,564,574)		538,540,746
Long-term receivables—intercompany	1,255,133,079		—		947,917		(1,256,080,996)		—
Investments in joint ventures and associates	(1,193,893,056)		273,172,532		232,597,274		689,978,053		1,854,803
Wells, pipelines, properties, plant and equipment-net	6,883,032		1,152,610,684		322,828,450		—		1,482,322,166
Long-term notes receivables	—		998,352		181,354		—		1,179,706
Right of use	1,054,650		38,529,258		3,619,272		—		43,203,180
Deferred taxes	53,872,835		108,283,638		7,758,247		—		169,914,720
Intangible assets	30,385		19,267,774		1,052,660		—		20,350,819
Mexican Government Bonds	35,495,104		—		—				35,495,104
Other assets	—		2,223,837		8,390,255		—		10,614,092
Total assets	Ps.	2,005,328,635	Ps.	2,980,317,410	Ps.	957,496,808	Ps.	(3,639,667,517)	Ps.	2,303,475,336
Liabilities
Current liabilities
Current portion of long-term debt	Ps.	407,016,329	Ps.	17,773,661	Ps.	52,431,604	Ps.	—	Ps.	477,221,594
Accounts payable—inter-company	1,611,866,944		1,353,441,870		108,185,471		(3,073,494,285)		—
Other current liabilities	49,017,649		491,387,451		106,090,967		—		646,496,067
Total current liabilities	2,067,900,922		1,862,602,982		266,708,042		(3,073,494,285)		1,123,717,661
Long-term debt	1,255,500,049		17,755,058		43,993,656		—		1,317,248,763
Long-term payables—inter-company	—		1,255,133,079		1,018,205		(1,256,151,284)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	334,789,836		1,162,988,573		17,709,313		—		1,515,487,722
Total liabilities	3,658,190,807		4,298,479,692		329,429,216		(4,329,645,569)		3,956,454,146
Equity (deficit), net	(1,671,926,836)		(1,318,162,282)		628,067,592		709,042,716		(1,652,978,810)
Total liabilities and equity	Ps.	1,986,263,971	Ps.	2,980,317,410	Ps.	957,496,808	Ps.	(3,620,602,853)	Ps.	2,303,475,336

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of December 31, 2022

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	14,809,052	Ps.	11,293,133	Ps.	38,312,326	Ps.	—	Ps.	64,414,511
Trade and other accounts receivable, derivative financial instruments and other current assets	61,562,752		197,610,993		78,288,125		—		337,461,870
Accounts receivable—inter-company	1,466,391,747		1,158,552,905		178,769,205		(2,803,713,857)		—
Inventories	1,695,679		79,127,255		45,195,463		—		126,018,397
Total current assets	1,544,459,230		1,446,584,286		340,565,119		(2,803,713,857)		527,894,778
Long-term receivables—intercompany	1,511,328,178		—		1,361,639		(1,512,689,817)		—
Investments in joint ventures and associates	(1,203,291,062)		269,011,476		231,429,045		704,894,507		2,043,966
Wells, pipelines, properties, plant and equipment-net	6,832,860		1,089,869,156		272,048,834		—		1,368,750,850
Long-term notes receivables	—		1,334,126		—		—		1,334,126
Right of use	1,631,407		44,352,154		3,537,286		—		49,520,847
Deferred taxes	51,156,380		113,857,491		6,618,687		—		171,632,558
Intangible assets	149,947		28,673,801		1,201,186		—		30,024,934
Mexican Government Bonds	63,653,260		—		—		—		63,653,260
Other assets	—		2,320,594		28,382,131		—		30,702,725
Total assets	Ps.	1,975,920,200	Ps.	2,996,003,084	Ps.	885,143,927	Ps.	(3,611,509,167)	Ps.	2,245,558,044
Liabilities
Current liabilities
Current portion of long-term debt	398,101,726		20,438,040		47,407,917		—		465,947,683
Accounts payable—inter-company	1,423,626,118		1,293,390,155		86,538,902		(2,803,555,175)		—
Other current liabilities	31,085,188		346,977,135		85,727,252		—		463,789,575
Total current liabilities	1,852,813,032		1,660,805,330		219,674,071		(2,803,555,175)		929,737,258
Long-term debt	1,573,359,790		22,496,110		29,660,413		—		1,625,516,313
Long-term payables—inter-company	—		1,511,403,321		1,445,177		(1,512,848,498)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	318,280,995		1,124,420,120		16,425,583		—		1,459,126,698
Total liabilities	3,744,453,817		4,319,124,881		267,205,244		(4,316,403,673)		4,014,380,269
Equity (deficit), net	(1,768,533,617)		(1,323,121,797)		617,938,683		704,894,506		(1,768,822,225)
Total liabilities and equity	Ps.	1,975,920,200	Ps.	2,996,003,084	Ps.	885,143,927	Ps.	(3,611,509,167)	Ps.	2,245,558,044

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Total revenues	Ps.	—	Ps.	1,929,682,164	Ps.	1,177,322,779	Ps.	(1,390,763,266)	Ps.	1,716,241,677
Services income	96,620,468		103,803,336		23,393,179		(220,121,042)		3,695,941
Total revenues	96,620,468		2,033,485,500		1,200,715,958		(1,610,884,308)		1,719,937,618
(Impairment) of wells, pipelines, properties, plant and equipment	—		(28,534,696)		(262,822)		—		(28,797,518)
Cost of sales	1,269,012		1,726,608,659		1,162,589,565		(1,509,793,447)		1,380,673,789
Gross income	95,351,456		278,342,145		37,863,571		(101,090,861)		310,466,311
Total general expenses	83,593,412		190,053,945		13,300,611		(101,039,204)		185,908,764
Other revenues (expenses), net	757,110		(3,324,062)		905,748		55,023		(1,606,181)
Operating income	12,515,154		84,964,138		25,468,708		3,366		122,951,366
Financing cost, net	(64,364,068)		(63,037,727)		(5,883,616)		(3,367)		(133,288,778)
Foreign exchange income (loss), net	(11,196,911)		244,756,587		4,519,366		—		238,079,042
Profit (loss) sharing in joint ventures and associates	68,641,910		72,937		35,224,291		(103,529,823)		409,315
Income (loss) before duties, taxes and other	5,596,085		266,755,935		59,328,749		(103,529,824)		228,150,945
Total taxes, duties and other	(2,510,630)		220,521,837		1,988,074		—		219,999,281
Net (loss) income for the year	8,106,715		46,234,098		57,340,675		(103,529,824)		8,151,664
Total other comprehensive result	(1,088,673)		(3,989,701)		(53,844,998)		—		(58,923,372)
Total comprehensive income (loss)	Ps.	7,018,042	Ps.	42,244,397	Ps.	3,495,677	Ps.	(103,529,824)	Ps.	(50,771,708)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2022

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Total revenues	Ps.	—	Ps.	2,801,812,884	Ps.	1,498,442,200	Ps.	(1,922,252,125)	Ps.	2,378,002,959
Services income	80,180,636		97,771,725		16,779,837		(189,346,848)		5,385,350
Total revenues	80,180,636		2,899,584,609		1,515,222,037		(2,111,598,973)		2,383,388,309
(Impairment) of wells, pipelines, properties, plant and equipment	—		(83,932,377)		394,356		—		(83,538,021)
Cost of sales	1,188,124		2,254,594,197		1,473,464,907		(2,030,684,206)		1,698,563,022
Gross income	78,992,512		561,058,035		42,151,486		(80,914,767)		601,287,266
Total general expenses	75,149,492		163,600,068		12,167,950		(80,733,408)		170,184,102
Other revenues (expenses), net	136,297		(617,947)		14,550,435		286,735		14,355,520
Operating income	3,979,317		396,840,020		44,533,971		105,376		445,458,684
Financing cost, net	(53,015,543)		(95,270,023)		(6,927,924)		(105,376)		(155,318,866)
Foreign exchange income (loss), net	(2,577,191)		131,349,483		917,798		—		129,690,090
Profit (Loss) in joint ventures and associates	149,613,112		(1,982,658)		66,706,428		(213,987,481)		349,401
Income (loss) before duties, taxes and other	97,999,695		430,936,822		105,230,273		(213,987,481)		420,179,309
Total taxes, duties and other	(2,412,355)		321,846,221		746,973		—		320,180,839
Net income (loss) for the year	100,412,050		109,090,601		104,483,300		(213,987,481)		99,998,470
Total other comprehensive result	27,263,372		96,178,950		(33,568,951)		—		89,873,371
Total comprehensive (loss) income	Ps.	127,675,422	Ps.	205,269,551	Ps.	70,914,349	Ps.	(213,987,481)	Ps.	189,871,841

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2021

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Total revenues	Ps.	—	Ps.	1,815,602,641	Ps.	737,192,231	Ps.	(1,062,139,493)	Ps.	1,490,655,379
Services income	83,783,182		93,096,004		11,936,130		(183,842,075)		4,973,241
Total revenues	83,783,182		1,908,698,645		749,128,361		(1,245,981,568)		1,495,628,620
(Impairment) of wells, pipelines, properties, plant and equipment	—		(751,469)		(459,126)		—		(1,210,595)
Cost of sales	939,331		1,502,101,853		728,325,768		(1,164,716,250)		1,066,650,702
Gross income	82,843,851		405,845,323		20,343,467		(81,265,318)		427,767,323
Total general expenses	77,055,697		160,027,365		9,622,354		(81,234,555)		165,470,861
Other revenues (expenses), net	2,985,438		(37,344,472)		1,009,896		(19,492)		(33,368,630)
Operating income	8,773,592		208,473,486		11,731,009		(50,255)		228,927,832
Financing cost, net	(54,245,927)		(102,785,773)		(3,907,658)		50,252		(160,889,106)
Foreign exchange (loss) income, net	(5,185,616)		(39,529,621)		(959,813)		—		(45,675,050)
(Loss) profit sharing in joint ventures and associates	(246,891,433)		(2,353,222)		(10,630,620)		256,787,168		(3,088,107)
(Impairment) of joint ventures	—		—		(6,703,324)		—		(6,703,324)
(Loss) income before duties, taxes and other	(297,549,384)		63,804,870		(10,470,406)		256,787,165		12,572,245
Total taxes, duties and other	(3,017,215)		308,071,088		2,294,249		—		307,348,122
Net (loss) income for the year	(294,532,169)		(244,266,218)		(12,764,655)		256,787,165		(294,775,877)
Total other comprehensive result	44,225,180		161,981,238		6,941,577		—		213,147,995
Total comprehensive (loss) income	Ps.	(250,306,989)	Ps.	(82,284,980)	Ps.	(5,823,078)	Ps.	256,787,165	Ps.	(81,627,882)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the year ended December 31, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net income (loss)	Ps.	8,106,715	Ps.	46,234,098	Ps.	57,340,675	Ps.	(103,529,824)	Ps.	8,151,664
Income taxes and duties	(2,510,630)		220,521,837		1,988,074		—		219,999,281
Depreciation and amortization of wells, pipelines, properties, plant and equipment	565,065		132,294,655		4,695,556		—		137,555,276
Amortization of intangible assets	491,831		20,458		87,338		—		599,627
Impairment of wells, pipelines, properties, plant and equipment	—		28,534,696		262,822		—		28,797,518
Capitalized unsuccessful wells	—		29,529,330		—		—		29,529,330
Unsuccessful wells from intangible assets	—		4,436,985		—		—		4,436,985
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	48		6,757,696		752,828		—		7,510,572
Depreciation of rights of use	602,527		3,845,999		1,438,314		—		5,886,840
Cancellation of leases	(98,421)		(19,643)		(10,634)		—		(128,698)
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	—		4,638,600		—		—		4,638,600
(Profit) loss sharing in joint ventures and associates, net	(68,641,910)		(72,937)		(35,224,291)		103,529,823		(409,315)
Unrealized foreign exchange (income) loss	(198,352,926)		(15,838,600)		(7,580,344)		—		(221,771,870)
Interest expense	132,960,329		11,929,647		7,281,405		—		152,171,381
Interest income	(11,196,984)		(5,147,757)		(1,865,636)		—		(18,210,377)
Duties and taxes	673,056		(132,902,147)		(342,880)		—		(132,571,971)
Accounts receivable, inventories, accounts payable, DFIs and provisions	17,573,923		26,704,365		(18,574,069)		—		25,704,219
Employee benefits	15,355,953		44,440,075		260,456		—		60,056,484
Inter-company charges and deductions	(371,155,018)		32,322,800		9,737,603		329,094,615		—
Net cash flows from operating activities	(475,626,442)		438,230,157		20,247,217		329,094,614		311,945,546
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(875,254)		(222,997,316)		(68,078,428)		—		(291,950,998)
Other assets and other receivables	2,493,369		1,387,079		21,098,893		—		24,979,341
(Increase) decrease due to Inter-company investing	315,439,003		—		413,722		(315,852,725)		—
Net cash flows (used in) investing activities	317,057,118		(221,610,237)		(46,565,813)		(315,852,725)		(266,971,657)
Financing activities:
Increase in equity due to Certificates of Contribution “A” and proceeds from FONADIN grants	166,615,123		—		—		—		166,615,123
Collection and interest collected from the Mexican Government	53,902,357		—		—		—		53,902,357
Lease payments of principal and interest	(477,081)		(5,851,936)		(1,446,963)		—		(7,775,980)
Loans obtained from financial institutions	298,622,440		35,205,868		547,572,751		—		881,401,059
Debt payments, principal only	(406,226,899)		(43,573,854)		(529,053,874)		—		(978,854,627)
Interest paid	(135,584,431)		(9,352,797)		886,892		—		(144,050,336)
Inter-company increase (decrease) financing	188,240,825		(196,218,537)		21,219,601		(13,241,889)		—
Net cash flows (used in) from financing activities	165,092,334		(219,791,256)		39,178,407		(13,241,889)		(28,762,404)
Net increase (decrease) in cash and cash equivalents	6,523,010		(3,171,335)		12,859,810		—		16,211,485
Effects of foreign exchange on cash balances	—		—		(11,878,620)		—		(11,878,620)
Cash and cash equivalents at the beginning of the year	14,809,052		11,293,133		38,312,326		—		64,414,511
Cash and cash equivalents at the end of the year	Ps.	21,332,062	Ps.	8,121,798	Ps.	39,293,516	Ps.	—	Ps.	68,747,376

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the year ended December 31, 2022

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net income (loss)	Ps.	100,412,050	Ps.	109,090,601	Ps.	104,483,300	Ps.	(213,987,481)	Ps.	99,998,470
Income taxes and duties	(2,412,355)		321,846,222		746,972		—		320,180,839
Depreciation and amortization of wells, pipelines, properties, plant and equipment	554,672		134,768,990		4,448,153		—		139,771,815
Amortization of intangible assets	433,850		22,598		59,894		—		516,342
Impairment of wells, pipelines, properties, plant and equipment	—		83,932,376		(394,355)		—		83,538,021
Capitalized unsuccessful wells	—		7,110,169		—		—		7,110,169
Unsuccessful wells from intangible assets	—		13,911,491		—		—		13,911,491
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	770,522		20,594,151		2,358,648		—		23,723,321
Depreciation of rights of use	402,661		4,775,839		785,278		—		5,963,778
Cancellation of leases	17,489		(824,885)		—				(807,396)
(Gains) on bargain purchase of business acquisition	—		—		(1,271,188)		—		(1,271,188)
Reclassification of translation effect	—		—		(10,383,296)		—		(10,383,296)
Unrealized foreign exchange loss (income) of reserve for well abandonment	—		4,647,200		—		—		4,647,200
Loss (profit) sharing in joint ventures and associates	(149,613,112)		1,982,659		(66,706,428)		213,987,480		(349,401)
Unrealized foreign exchange loss (income)	(116,319,473)		(7,874,293)		(4,351,603)		—		(128,545,369)
Interest expense	133,280,499		20,710,183		5,693,198		—		159,683,880
Interest income	(15,912,365)		(10,859,934)		(455,666)		—		(27,227,965)
Taxes and duties	(6,301,293)		(360,898,996)		527,037		—		(366,673,252)
Accounts receivable, inventories, accounts payable, DFIs and provisions	15,493,005		(52,750,442)		15,832,583		—		(21,424,854)
Employee benefits	18,330,319		35,818,190		126,678		—		54,275,187
Inter-company charges and deductions	511,277,041		(191,050,153)		115,670,229		(435,897,117)		—
Cash flows from (used in) operating activities	490,413,510		134,951,966		167,169,434		(435,897,118)		356,637,792
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(1,015,214)		(221,783,321)		(131,061,456)		13,389,062		(340,470,929)
Other assets and other receivables	2,041,688		(1,388,372)		(19,728,200)		(13,389,063)		(32,463,947)
(Increase) decrease due to Inter-company investing	118,585,446		—		484,885		(119,070,331)		—
Cash flows (used in) from investing activities	119,611,920		(223,171,693)		(150,304,771)		(119,070,332)		(372,934,876)
Financing activities:
Increase in equity due to Certificates of Contribution “A” and proceeds from FONADIN grants	211,306,717		—		—		—		211,306,717
Collection and interest collected from the Mexican Government	7,455,715		—		—		—		7,455,715
Lease payments of principal and interest	(689,290)		(8,597,594)		(1,349,939)		—		(10,636,823)
Loans obtained from financial institutions	428,181,800		34,447,738		601,549,878		—		1,064,179,416
Debt payments, principal only	(470,070,458)		(41,828,143)		(595,260,679)		—		(1,107,159,280)
Interest paid	(136,869,989)		(17,387,706)		301,005		—		(153,956,690)
Inter-company increase (decrease) financing	(669,221,278)		126,720,696		(12,466,868)		554,967,450		—
Cash flows from (used in) financing activities:	(629,906,783)		93,354,991		(7,226,603)		554,967,450		11,189,055
Net increase (decrease) in cash and cash equivalents	(19,881,353)		5,135,264		9,638,060		—		(5,108,029)
Effects of foreign exchange on cash balances	—		—		(6,983,907)		—		(6,983,907)
Cash and cash equivalents at the beginning of the year	34,690,405		6,157,869		35,658,173		—		76,506,447
Cash and cash equivalents at the end of the year	Ps.	14,809,052	Ps.	11,293,133	Ps.	38,312,326	Ps.	—	Ps.	64,414,511

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
A.    Capitalized costs for oil and gas producing activities (unaudited):

	2023		2022	2021
Proved Properties	Ps.	2,992,418,072	2,866,888,317	2,755,452,487
Construction in progress	87,417,444		78,758,180	65,874,785
Accumulated depreciation and amortization	(2,246,990,816)		(2,150,051,501)	(1,970,206,627)
Net capitalized costs	Ps.	832,844,700	795,594,996	851,120,645
B.    Costs incurred for oil and gas property exploration and development activities (unaudited):

	2023		2022
Exploration	Ps.	67,956,743	52,128,899
Development	171,348,160		134,415,959
Total costs incurred	Ps.	239,304,903	186,544,858
PEMEX does not have property acquisition costs because the oil reserves it exploits are owned by the Mexican nation.
Exploration costs include costs of geological and geophysical studies of fields in the amount of Ps. 16,589,953 and Ps. 12,169,758, for 2023 and 2022, respectively. These costs are accounted for as geological and geophysical exploration expenses, in accordance with the successful efforts method of accounting.
Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

C.    Results of operations for oil and gas producing activities (unaudited):

	2023		2022	2021
Revenues from sale of oil and gas	Ps.	931,509,764	1,347,063,715	944,008,383
Hydrocarbon duties	338,881,974		404,918,526	306,827,282
Production costs (excluding taxes)	347,603,900		421,514,923	310,389,017
Other costs and expenses	56,536,914		94,115,614	35,671,317
Exploration expenses	16,589,853		38,752,353	37,006,392
Depreciation, depletion, amortization and accretion	116,710,477		173,178,527	62,569,917
	876,323,118		1,132,479,943	752,463,925
Results of operations for oil and gas producing activities	Ps.	55,186,646	214,583,772	191,544,458
D.    Sales prices (unaudited)
The following table summarizes average sales prices in U.S. dollars for each of the years ended December 31 (excluding production taxes):

Description	2023	2022	2021
	U.S.$	U.S.$	U.S.$
Weighted average sales price per barrel of oil equivalent (boe) (1)	54.76	69.31	52.22
Crude oil, per barrel	65.89	89.84	66.06
Natural gas, per thousand cubic feet	3.87	7.17	5.16
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
Proved reserves estimates as of December 31, 2023 were prepared by the Exploration and Production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of hydrocarbon reserves. According to the Lineamientos que Regulan los Procedimientos de Cuantificación y Certificación de Reservas de la Nación (Guidelines for Regulating the Nation’s Reserves Quantification and Certification Procedures), CNH should review and approve of Hydrocarbons Reserves reports of Mexico’s operators in the month of April. As of the date of these consolidated financial statements, the proved reserves estimates as of December 31, 2023 have not been approved by the CNH.
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
During 2023, PEMEX did not record any material increase in PEMEX’s hydrocarbons reserves as a result of the use of new technologies.
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
In addition to this internal review process, Pemex Exploration and Production’s final reserves estimates are audited by independent engineering firms. Four independent engineering firms audited Pemex Exploration and Production’s estimates of proved reserves as of December 31, 2023 or January 1, 2024: DeGolyer and MacNaughton (“DeGolyer”), Ryder Scott Company L.P (“Ryder Scott”), GLJ LTD. (“GLJ”) and Sproule International Limited and Sproule México, S.A. de C.V. (which we refer to as “Sproule”), together, the “Independent Engineering Firms.” The reserves estimate reviewed by the Independent Engineering Firms totaled 88.9% of PEMEX’s estimated proved reserves. The remaining 11.1% of PEMEX’s estimated proved reserves consisted of reserves located, among others, in some fields related to exploration and production contracts, in which a corresponding third party is responsible for assessing the volume of reserves.
DeGolyer audited the reserves in the Cantarell, Ku Maloob Zaap, Bellota Jujo and Samaria Luna business units, GLJ audited the reserves in the Poza Rica Altamira, Abkatún Pol Chuc and Litoral de Tabasco business units, Sproule audited

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

the reserves in the Cinco Presidentes and Macuspana Muspac business units and Ryder Scott audited the reserves in the Reynosa, Veracruz business units and the reserves of fields recently added to PEMEX’s inventory reserves. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of some of the fields; (3) economic analysis of the fields; and (4) review of Pemex Exploration and Production’s production forecasts and reserves estimates.
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
PEMEX´s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 3.2% in 2023, from 6,089.6 million barrels on December 31, 2022 to 5,894.0 million barrels at December 31, 2023. PEMEX’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 5.4% in 2023, from 3,698.3 million barrels on December 31, 2022 to 3,500.3 million barrels at December 31, 2023. The amount of PEMEX’s proved reserves of crude oil, condensate and liquefiable hydrocarbon reserves added in 2023 was slightly lower to reach the level of production in 2023, which amounted to 744.2 million barrels of crude oil, condensates and liquefiable hydrocarbons.
PEMEX’s total proved developed and undeveloped dry gas reserves increased by 16.5% in 2023, from 7,079.6 billion cubic feet as of December 31, 2022 to 8,250.3 billion cubic feet as of December 31, 2023. PEMEX’s proved developed dry gas reserves decreased by 1.2% in 2023, from 4,368.5 billion cubic feet as of December 31, 2022 to 4,314.0 billion cubic feet as of December 31, 2023. These decreases were principally due to a diminution in proved developed dry gas reserves of the Ku and Teca fields. The amount of proved developed and undeveloped dry gas reserves added in 2023 was not enough to offset the level of production in 2023, which amounted to 917.2 billion cubic feet of dry gas. PEMEX’s proved undeveloped dry gas reserves increased by 45.2% in 2023, from 2,711.1 billion cubic feet as of December 31, 2022 to 3,936.3 billion cubic feet as of December 31, 2023. This increase was principally due to a rise in proved undeveloped dry gas reserves of the Ixachi and Akal fields.

During 2023, PEMEX’s exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of five new crude oil fields (Etkal-NE, Platao, Macuil-SE, Obba and Yawa) . Together, these extensions and discoveries led to the incorporation of 18.3 million barrels of oil equivalent of proved reserves.
The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of its proved reserves determined in accordance with Rule 4-10(a).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Summary of oil and gas (1) proved reserves as of December 31, 2023 based on average fiscal year prices

	Crude oil and Condensates (2)	Dry Gas (3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves:
Proved developed reserves	3,500.3	4,314.0
Proved undeveloped reserves	2,393.7	3,936.3
Total proved reserves	5,894.0	8,250.3
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
Source: Pemex Exploration and Production.
Crude oil and condensate reserves
(including natural gas liquids) (1)

	2023	2022	2021
Proved developed and undeveloped reserves:
At December 31	6,089	6,073	6,041
Revisions (2)	529	647	565
Extensions and discoveries	16	78	115
Production	(744)	(710)	(697)
Farm outs & transfer to exploration and production contracts (CEE) & transfer of fields due to NHC bidding process	4	1	49
At December 31	5,894	6,089	6,073
Proved developed reserves at December 31	3,500	3,698	3,649
Proved undeveloped reserves at December 31	2,394	2,391	2,424
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
Source: Pemex Exploration and Production.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Dry Gas Reserves

	2023	2022	2021
	(in billions of cubic feet)
Proved developed and undeveloped reserves:
At December 31	7,080	7,040	6,984
Revisions (1)	2,069	847	195
Extensions and discoveries	12	43	590
Production (2)	(917)	(854)	(751)
Farm outs & transfer to exploration and production contracts (CEE) & transfer of fields due to NHC bidding process	7	4	21
At December 31	8,251	7,080	7,040
Proved developed reserves at December 31	4,314	4,368	3,934
Proved undeveloped reserves at December 31	3,936	2,711	3,106
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
Source: Pemex Exploration and Production.
Pemex Exploration and Production’s reserve-replacement ratio, or RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2023, PEMEX obtained an increase of 950.1 million barrels of oil equivalent of proved reserves as aggregated from discoveries, revisions, delimitations and development and production, which represents a RRR of 103.2%. PEMEX’s 2023 RRR improved similarly to that of 2022, when the RRR was 102.8%. PEMEX expect to continue obtaining values of this index of about 100 percent, as in the recent years.
PEMEX’s reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2023, this ratio is eight years, one month for proved reserves.
F.    Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)
The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2049. This measure is presented in accordance with ASC Topic 932.
Estimated future cash inflows from production are computed by applying average prices of oil and gas on the first day of each month of 2023. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.
Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex Exploration and Production already legislated for 2023 to the future pre-tax net cash flows related to PEMEX’s proved oil and gas reserves.

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
Standardized measure of discounted future net cash flows as of December 31

	2023	2022	2021
	(in millions of U.S. dollars)
Future cash inflows	362,836	512,547	371,331
Future production costs (excluding profit taxes)	(157,758)	(174,115)	(146,062)
Future development costs	(26,082)	(26,013)	(24,184)
Future cash flows before tax	178,996	312,419	201,085
Future production and excess gains taxes	(135,723)	(205,035)	(146,416)
Future net cash flows	43,273	107,384	54,669
Effect of discounting net cash flows by 10%	(15,421)	(44,461)	(18,443)
Standardized measure of discounted future net cash flows	27,852	62,923	36,226
Note: Table amounts may not total due to rounding.
To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:
Changes in standardized measure of discounted future net cash flows

	2023	2022	2021
	(in millions of U.S. dollars)
Sales of oil and gas produced, net of production costs	(41,751)	(54,470)	(34,600)
Net changes in prices and production costs	(96,667)	77,278	84,233
Extensions and discoveries	540	3,078	1,583
Development cost incurred during the year	8,657	5,738	4,755
Changes in estimated development costs	(6,012)	(5,523)	(5,675)
Reserves revisions and timing changes	16,737	15,773	26,205
Accretion of discount of pre-tax net cash flows	18,679	9,749	2,220
Net changes in production and excess gains taxes	64,747	(24,927)	(41,814)
Aggregate change in standardized measure of discounted future net cash flows	(35,070)	26,696	36,907
Standardized measure:
As of January 1	62,922	36,226	(681)
As of December 31	27,852	62,922	36,226
Change	(35,070)	26,696	36,907

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