Form 20-F
period 2024-12-31
MEXICAN PETROLEUM
filed 2025-04-29
CIK 932782

As filed with the Securities and Exchange Commission on April 29, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 20-F
__________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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
Yes   ☐     No   ☒

EXPLANATORY NOTE
Petróleos Mexicanos and its three subsidiary entities, which we refer to as the subsidiary entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation) and Pemex Logística (Pemex Logistics), comprised as of December 31, 2024 the state oil and gas company of the United Mexican States, which we refer to as Mexico. As of December 31, 2024, Petróleos Mexicanos was a productive state-owned company of the Federal Government of Mexico, which we refer to as the Mexican Government, and each of the subsidiary entities was a productive state-owned subsidiary of Mexico. Petróleos Mexicanos is and each of the subsidiary entities was a legal entity empowered to own property and carry on business in its own name. As of the date of this annual report, the three subsidiary entities have been dissolved and Petróleos Mexicanos has been transformed from a productive state-owned company into a state-owned public company. For more information about Mexico’s recent energy reform and its impact on our business, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.”
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
Our consolidated financial statements included in this annual report were prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, these consolidated financial statements were audited in accordance with the International Standards on Auditing, as required by the Ley del Mercado de Valores (Securities Market Law) and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (General Provisions applicable to issuers of securities and other participants in the securities market) in each case, of Mexico, for purposes of filing with the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or the CNBV) and the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange), and in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB, for purposes of filings with the U.S. Securities and Exchange Commission, or the SEC.
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
We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 20.2683 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on December 31, 2024. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. Mexico has a free market for foreign exchange, and the Mexican Government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican Government will maintain its current policies with regard to the peso or that the peso will
1

not depreciate or appreciate significantly in the future. Due to the volatility of the peso/U.S. dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.

2

SPECIAL NOTE REGARDING MEXICAN CONSTITUTIONAL AMENDMENTS

On October 17, 2024, the Mexican Congress approved amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (the “Mexican Constitution”), which were subsequently approved by a majority of Mexico’s state legislatures and signed into law by the President Claudia Sheinbaum Pardo. On October 31, 2024, these amendments were published in the Diario Oficial de la Federación (Official Gazette of the Federation) as the Decreto por el que se reforman el párrafo quinto del artículo 25, los párrafos sexto y séptimo del artículo 27 y el párrafo cuarto del artículo 28 de la Constitución Política de los Estados Unidos Mexicanos, en materia de áreas y empresas estratégicas (Decree amending Paragraph 5 of Article 5, Paragraphs 6 and 7 of Article 27 and Paragraph 4 of Article 28 of the Mexican Constitution regarding Strategic Enterprises, or the “Energy Reform Decree”).

The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from an empresa productiva del Estado (productive state-owned company) to an empresa pública del Estado (state-owned public company). The Energy Reform Decree included artículos transitorios (transitional articles) requiring the Mexican Congress to adjust, amend or otherwise modify any relevant legislation required to give effect to the Energy Reform Decree within 180 calendar days (such implementing legislation, the “Secondary Legislation”). On March 12, 2025, the Mexican Congress approved the Secondary Legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The Energy Reform Decree and the Secondary Legislation include important modifications to our legal framework, corporate structure and corporate governance. For more information, see “Item 4—Information on the Company—History and Development—Recent Energy Reform.”

Separately, following the enactment of the Energy Reform Decree and as part of a broader institutional reform agenda, on November 28, 2024, the Mexican Congress approved amendments to certain Articles of the Mexican Constitution aimed at simplifying the structure of independent government agencies. These amendments were subsequently approved by a majority of Mexico’s state legislatures, signed into law by President Claudia Sheinbaum Pardo and subsequently published in the Official Gazette of the Federation on December 20, 2024, as the Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en materia de simplificación orgánica (Decree amending, adding to, and repealing various provisions of the Mexican Constitution regarding organic simplification, or the “Organic Simplification Decree”). The implementing legislation relating to the Organic Simplification Decree was included in the Secondary Legislation and contains important changes to the regulatory framework governing Mexico’s energy regulators, including the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission), the Comisión Reguladora de Energía (Energy Regulatory Commission, or “CRE”) and the new Comisón Nacional de Energía (National Energy Commission). For more information, see “Item 4—Information on the Company—History and Development—Recent Energy Reform—New Legal Regime” and “Item 4—General Regulatory Framework.”

PRESENTATION OF INFORMATION CONCERNING RESERVES
The proved hydrocarbon reserves included in this report for the year ended December 31, 2024, are those that we have the right to extract and sell based on assignments granted to us by the Mexican Government.
The estimates of our proved reserves of crude oil and natural gas for the five years ended December 31, 2024 included in this report have been calculated according to the technical definitions required by the SEC. DeGolyer and MacNaughton Corp. (which we refer to as "DeGolyer and MacNaughton"), GLJ Ltd. (which we refer to as "GLJ") and Ryder Scott Company L.P. (which we refer to as "Ryder Scott") conducted reserves audits of our estimates of our proved hydrocarbon reserves as of December 31, 2024 or January 1, 2025, as applicable. All reserves estimates involve some degree of uncertainty. For a description of the risks relating to reserves and reserves estimates, see “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—Hydrocarbon reserves are based on estimates, which are uncertain and subject to revisions,” “—We must make significant capital expenditures to sustain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our revenue, adjustments to our capital expenditures budget or an inability to obtain financing may limit our ability to make capital investments” and “—The Mexican nation, not us, owns the hydrocarbon reserves located in Mexico, and our right to continue to extract these reserves is subject to the approval of the Ministry of Energy.”
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
CONSOLIDATED STRUCTURE OF PEMEX
The following chart presents the consolidated structure of PEMEX as of December 31, 2024:

Board of Directors
Internal Auditing Area
Director General
Corporate Office of Planing, Coordination and Perfomance
Corporate Office of Management and Services
Institutional Internal Control Unit
Corporate Finance Office
Legal Office
The Subsidiary Entities and their Subsidary Companies:
Pemex Exploration and Production
60.00%
Other Subsidiary Companies:
Compañía Mexicana de Exploraciones, S.A. de C.V.
Incorporated in Mexico
The Subsidiary Entities and their Subsidary Companies:
Pemex Industrial Transformation
100.00%
Other Subsidiary Companies:
Mex Gas Internacional, S.L.
Redomiciled in Spain
100.00%
Other Subsidiary Companies:
PTI Infraestructura de Desarrollo, S.A. de C.V.
Incorporated in Mexico
100.00%
Other Subsidiary Companies:
PPQ Cadena Productiva, S.L.U.
Incorporated in Spain
99.99%
0.01%
Other Subsidiary Companies:
PMX Fertilizantes Holding, S.A. de C.V.
Incorporated in Mexico
22.99%
77.01%
Other Subsidiary Companies:
PMX Fertilizantes Pacifico, S.A. de C.V.
Incorporated in Mexico
99.99%
0.01%
Other Subsidiary Companies:
Grupo Fertinal, S.A. de C.V.
Incorporated in Mexico
99.68%
0.32%
Other Subsidiary Companies:
Pro-Agroindustria, S.A. de C.V.
Incorporated in Mexico
The Subsidiary Entities and their Subsidary Companies:
Pemex Logistics
99.00%
1.00%
Other Subsidiary Companies:
P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V.
Incorporated in Mexico
100.00%
Other Subsidiary Companies:
Kot Insurance Co. AG
Redomiciled in Switzerland
100.00%
Other Subsidiary Companies:
Pemex Procurement International, Inc.
Incorporated in United States
99.99%
0.01%
Other Subsidiary Companies:
Gasolinas Bienestar, S.A. de C.V.
Incorporated in Mexico
98.33%
Other Subsidiary Companies:
P.M.I. Comercio Internacional, S.A. de C.V.
Incorporated in Mexico
100.00%
Other Subsidiary Companies:
P.M.I. Holdings Petróleos España, S.L.U.
Redomiciled in Spain
100.00%
Other Subsidiary Companies:
Holdings Holanda Services, B.V.
Incorporated in Netherlands
90.00%
10.00%
Other Subsidiary Companies:
P.M.I. Norteamérica, S.A. de C.V.
Incorporated in Mexico
59.00%
41.00%
Other Subsidiary Companies:
P.M.I. Services North America, Inc.
Incorporated in United States
99.99%
0.01%
Other Subsidiary Companies:
P.M.I. Ducto de Juárez, S. de R.L. de C.V.
Incorporated in Mexico
49.99%
50.01%
Other Subsidiary Companies:
Deer Park Refining Limited Partnership
Incorporated in United States
99.99%
0.01%
Other Subsidiary Companies:
P.M.I. Trading Designated Activity Company
Incorporated in Ireland
99.00%
1.00%
Other Subsidiary Companies:
P.M.I. Trading México, S.A. de C.V.
Incorporated in Mexico
100.00%
Other Subsidiary Companies:
Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V.
Incorporated in Mexico
0.02%
99.98%
Other Subsidiary Companies:
III Servicios, S.A. de C.V.
Incorporated in Mexico

The following chart presents the consolidated structure of PEMEX as of the date of this annual report:

Board of Directors
Internal Auditing Area
Director General
Corporate Office of Planing, Coordination and Perfomance
Corporate Office of Management and Services
Exploration and Production Responsible Unit
Industrial Transformation Responsible Unit
Logistics Responsible Unit
Corporate Finance Office
Legal Office
Institutional Internal Control Unit
60.00%
Subsidiary Company: Compañía Mexicana de Exploraciones, S.A. de C.V. Incorporated in Mexico
100.00%
Subsidiary Company: Mex Gas Internacional, S.L. Redomiciled in Spain
100.00%
Subsidiary Company: PTI Infraestructura de Desarrollo, S.A. de C.V. Incorporated in Mexico
100.00%
Subsidiary Company: PPQ Cadena Productiva, S.L.U. Incorporated in Spain
99.99%
0.01%
Subsidiary Company: PMX Fertilizantes Holding, S.A. de C.V. Incorporated in Mexico
22.99%
77.01%
Subsidiary Company: PMX Fertilizantes Pacífico, S.A. de C.V. Incorporated in Mexico
99.99%
0.01%
Subsidiary Company: Grupo Fertinal, S.A. de C.V. Incorporated in Mexico
99.68%
0.32%
Subsidiary Company: Pro-Agroindustria, S.A. de C.V. Incorporated in Mexico
99.00%
1.00%
Subsidiary Company: P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. Incorporated in Mexico
100.00%
Subsidiary Company: Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. Incorporated in Mexico
0.02%
99.98%
Subsidiary Company: III Servicios, S.A. de C.V. Incorporated in Mexico
100.00%
Subsidiary Company: Kot Insurance Co. AG Redomiciled in Switzerland
100.00%
Subsidiary Company: Pemex Procurement International, Inc. Incorporated in United States
100.00%
Subsidiary Company: Gasolinas Bienestar, S.A. de C.V. Incorporated in Mexico
98.33%
Subsidiary Company: P.M.I. Comercio Internacional, S.A. de C.V. Incorporated in Mexico
100.00%
Subsidiary Company: P.M.I. Holdings Petróleos España, S.L.U. Redomiciled in Spain
100.00%
Subsidiary Company: Holdings Holanda Services, B.V. Incorporated in Netherlands
90.00%
10.00%
Subsidiary Company: P.M.I. Norteamérica, S.A. de C.V. Incorporated in Mexico
59.00%
41.00%
Subsidiary Company: P.M.I. Services North America, Inc. Incorporated in United States
99.99%
0.01%
Subsidiary Company: P.M.I. Ducto de Juárez, S. de R.L. de C.V. Incorporated in Mexico
49.99%
50.01%
Subsidiary Company: Deer Park Refining Limited Partnership Incorporated in United States
99.99%
0.01%
Subsidiary Company: P.M.I. Trading Designated Activity Company Incorporated in Ireland
99.00%
1.00%
Subsidiary Company: P.M.I. Trading México, S.A. de C.V. Incorporated in Mexico

Pursuant to the 2025 Petróleos Mexicanos Law, Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics were dissolved effective as of March 19, 2025, and our Chief Executive Officer must propose a new corporate structure for approval by our Board of Directors. For more information, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.”

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

We have a substantial amount of debt, which we have incurred primarily to fund our operating expenses and finance our capital investment projects. Despite reductions in our tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, we face significant indebtedness. Therefore, in order to develop our assigned hydrocarbon reserves, service our indebtedness and amortize scheduled debt maturities, we may need to obtain funds from a broad range of sources, in addition to continuing efficiency and cost-cutting initiatives. There can be no assurances that we will continue to have access to capital on favorable terms or any terms at all. During 2024, we received support from the Mexican Government for debt repayments and to strengthen our financial condition, and such additional support may not be available in upcoming years.

As of December 31, 2024, our total indebtedness, including accrued interest, was Ps. 1,978.8 billion (U.S.$97.6 billion), in nominal terms, which represented a 10.3% increase in peso terms compared to our total indebtedness, including accrued interest, of Ps.1,794.5 billion as of December 31, 2023. As of December 31, 2024, 45.4% of our existing debt, or Ps.898.5 billion (U.S.$44.3 billion), including accrued interest, is scheduled to mature in the next three years, including Ps.425.2 billion (U.S.$21.0 billion) scheduled to mature in 2025. Our working capital deteriorated from a negative working capital of Ps.585.2 billion as of December 31, 2023 to a negative working capital of Ps.768.0 billion (U.S.$37.9 billion) as of December 31, 2024. Our level of debt may increase further in the short or medium term as a result of new financing activities, which may adversely affect our financial condition or, in accounting terms, due to future depreciation of the peso against the U.S. dollar, which could further impact our financial condition, results of operations and liquidity positions. To service our debt, we have relied and may continue to rely on a combination of cash flows from our operations, drawdowns under our credit facilities, capital contributions from the Mexican Government and additional financing schemes (including refinancing of existing indebtedness).

During 2024, we received Ps.156.5 billion (U.S.$7.7 billion) in capital contributions from the Mexican Government to improve our financial position, of which Ps.151.0 billion (U.S.$7.5 billion) were to support our debt service obligations. These contributions represented an important source for the payment of our debt during 2024.

If we were unable to obtain financing on favorable terms or any terms at all, this could hamper our ability to invest in projects, replace hydrocarbon reserves, and meet our principal and interest payment obligations with our creditors. This risk would be further magnified if support from the Mexican Government were to be discontinued or reduced. As a result, we may be exposed to significant liquidity constraints and may be unable to service our debt, pay our suppliers, or make the necessary capital expenditures to maintain our target production levels and to maintain, and increase, the proved hydrocarbon reserves assigned to us by the Mexican Government, which may adversely affect our financial condition and results of operations. See “—Risk Factors Related to our Relationship with the Mexican Government—We must make significant capital expenditures to sustain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our revenue, adjustments to our capital expenditures budget or an inability to obtain financing may limit our ability to make capital investments” below.

If such constraints occur at a time when our cash flow from operations is insufficient to meet our debt service obligations, as was the case for the year ended December 31, 2024, we could be forced to further reduce our planned capital expenditures and implement further austerity measures in order to provide additional liquidity to our operations. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient for us to meet our obligations.

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

Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current credit ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are beyond our control, as well as assessments of the creditworthiness of Mexico.

Certain rating agencies downgraded Mexico’s credit ratings in July 2022 and their assessment of Mexico’s creditworthiness has affected and may further affect our credit ratings. Further, in July 2023 and February 2024, certain rating agencies downgraded our credit rating and ratings outlook. See “Item 5—Liquidity and Capital Resources—Overview” below for some of the concerns expressed by certain rating agencies. We currently have a “split rating” among the rating agencies that formally rate our credit profile. Two of such rating agencies have assigned us a non-investment grade rating and the other agency assigned us an investment grade rating. For information regarding our current credit ratings, please see “Item 5—Liquidity and Capital Resources—Overview” below.

While these downgrades do not constitute a default or an event of default under our debt instruments, they have increased our cost of financing. Further downgrades may have material adverse consequences on our ability to access financial markets and the terms on which we may obtain financing, including further increases in our cost of financing. In turn, this could significantly harm our financial condition, results of operations and ability to meet existing obligations. In addition, for new financings or amendments to existing financing arrangements, more restrictive covenants, higher collateral requirements and other less favorable terms could reduce our financial and operational flexibility, negatively impact our liquidity and the prices of our debt securities, reduce our potential pool of investors and limit our funding sources, among other consequences. There can be no assurance that we will be able to maintain or improve our current credit ratings or outlook. Should this trend continue, we could face greater financial limitations that would affect our ability to meet our debt obligations and maintain our long-term sustainability.

Crude oil, natural gas and petroleum products prices are volatile, and low crude oil and natural gas prices adversely affect our income and cash flows and the value of the hydrocarbon reserves that we have the right to extract and sell.

Most of our cash flow derives from sales of crude oil, petroleum products and natural gas. International prices of these products fluctuate due to global supply and demand dynamics, as well as many factors beyond our control. These factors include (i) competition within the oil and natural gas industry, (ii) the existence and development of alternative sources of energy, (iii) prices of alternative sources of energy, (iv) the cost of exploration and exploitation of oil fields, (v) international economic trends, (vi) exchange rate fluctuations, (vii) expectations of inflation, (viii) domestic and foreign laws and government regulations, (ix) energy transition policies, (x) political, social and other events (including public health events and armed conflict) in major oil- and natural gas-producing and consuming nations, (xi) actions taken by

Organization of the Petroleum Exporting Countries (“OPEC”) members and other oil exporting countries, (xii) trading activity in oil and natural gas and (xiii) transactions in derivative financial instruments (“DFIs”) related to oil and gas.

If international prices of crude oil, petroleum products and/or natural gas decrease, we earn less revenue and less income before taxes, which generate lower cash flows and limits our ability to make capital expenditures and meet our financial obligations as our fixed costs remain roughly constant. Conversely, if prices of crude oil, petroleum products and/or natural gas increase, we may earn more revenue and our income before taxes and duties increases.

The Mexican crude oil export price has been extremely volatile in recent years, reaching an unprecedented low of negative U.S.$7.33 per barrel on April 28, 2020, in reaction to the COVID-19 pandemic and actions taken by other oil-producing countries. During 2024 and 2023, the weighted average Mexican crude oil price remained volatile due to market conditions, averaging U.S. $70.20 per barrel, and U.S. $70.59, respectively. As of the date of this annual report, prices of crude oil remain highly volatile as a result of increased market volatility caused by uncertainty in global trade policy.
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

Our business could be negatively impacted by hydrocarbon price volatility as the result of actual or threatened global military or paramilitary activity, political tensions, and any related destabilization of the world energy markets.

Our income and cash flows depend on the prices of crude oil, petroleum products and natural gas. Oil prices are highly sensitive to actual and perceived threats to global geopolitical stability, as well as to changes in production from OPEC and OPEC+ member states and other oil-producing nations, which can cause either oversupply or shortages in the market. The volatility of global oil, natural gas and refined products prices could increase due to an increase, or the threat of an increase, in military or paramilitary activities such as the ongoing war in Ukraine and the conflict between Israel, Hamas and Hezbollah in the Middle East, disruptions in critical supply routes such as disruptions on operations in the Red Sea and the Suez Canal, and the effects of international sanctions and trade restrictions that reduce crude oil supply in global markets. Any destabilization in energy markets could reduce the price we receive from our sales and adversely affect our profitability. Increases in oil, gas and refined products prices resulting from these conflicts may not persist and could be reversed by factors beyond our control, including geopolitical events.

Our business may be materially and adversely affected by the emergence of epidemics or pandemics.

Public health events, including epidemics and pandemics caused by infectious agents and diseases, may adversely impact the health of our workforce, disrupt the operations of our partners and suppliers, and demand the redesign of routines and procedures. Public health events can also compromise the operation of our key facilities, including our oil platforms, refineries and terminals, causing disruptions in our supply chain. In addition, public health events may impact the economy of Mexico, its population and/or the global economy, influencing the international prices of, and/or demand for, crude oil, refined products and/or natural gas, which may in turn affect our business, results of operations and financial condition. The impact of current or future public health events is highly uncertain and will depend on numerous evolving factors that we cannot predict. See “—Risk Factors Related to our Operations—Crude oil, natural gas and petroleum products prices are volatile, and low crude oil and natural gas prices adversely affect our income and cash flows and the value of the hydrocarbon reserves that we have the right to extract and sell” above for further information.

We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, criminal acts, blockades to our facilities and deliberate acts of terror that could adversely affect our business, results of operations and financial condition.

We are subject to several risks that are common among oil and gas companies. These risks include (i) production risks, including fluctuations in production due to operational hazards, accidents at our facilities and effects of natural disasters or weather, (ii) equipment risks, including those relating to the adequacy, condition and maintenance of our facilities and equipment and (iii) transportation risks, including those relating to the condition, availability and vulnerability of pipelines and other modes of transportation. Our business is subject to risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, as well as oil spills, hurricanes in the Gulf of Mexico and other natural disasters, accidents, fires and mechanical failures. For further information related to environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.”

Our operations are also exposed to risks arising from criminal acts to steal, divert or tamper with our crude oil, natural gas and refined products from our pipeline network, as well as risks arising from materials and equipment theft. These acts include the illegal “tapping” of our pipelines and the illegal trade of fuels that we produce. Such criminal activity has led to explosions, property and environmental damage, injuries and loss of life, as well as loss of revenue from the stolen products.

The actions we have taken in conjunction with the Mexican Government to reduce the illicit market of fuels have not produced sustained improvement in recent years. In 2024 and 2023, we discovered 11,774 and 14,890 illegal pipeline taps, respectively. We are also exposed to the risk that some of our employees may, or may be perceived to, be participating in the illicit market in fuels. In addition, our facilities are exposed to intentional acts of sabotage, terrorism, blockades, theft and piracy. The occurrence of incidents such as these related to the production, processing and transportation of oil and gas products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean up and repair expenses, equipment damage and damage to our facilities, which in turn could adversely affect our business, results of operations and financial condition.

We are exposed to cybersecurity incidents and attacks that could materially adversely affect our business, results of operations and financial condition.

Our operations rely on information technology and operational systems. In recent years, cyber-threats and cyber-attacks targeting critical infrastructure in the energy sector have become more sophisticated, frequent, coordinated and costly, and could be and have been targeted at our operations or information technology systems. These attacks seek to exploit vulnerabilities in business and industrial systems and equipment, disrupting business continuity and compromising sensitive data. If the integrity of our information technology and operational systems were to be materially compromised due to a cyber-attack or due to the negligence or misconduct of our employees, our business operations could be disrupted or even paralyzed, and our proprietary information could be stolen or lost. If such information security failures occur, we could experience, among other things: (i) disruptions in critical infrastructure operations affecting the production and distribution of hydrocarbons and derivatives, (ii) regulatory penalties, (iii) legal liability resulting from breaches of personal, customer or partner data, (iv) reputational damage and loss of trust, (v) decreased revenues and financial losses, depending on the severity of the incident; (vi) increased operational costs, including system recovery, enhanced security measures and compensation payouts and (vii) loss of strategic assets depending on the severity of incidents affecting critical systems, which in turn could have a material adverse effect on our results of operations and financial condition.
A continued decline in our proved hydrocarbon reserves and production could adversely affect our operating results and financial condition.
Some of our existing oil and gas-producing fields are mature and, as a result, our reserves and production may decline as reserves are depleted. In 2024, our total proven reserves had a decrease of 29.8 million barrels of crude oil equivalent, or 0.4%, after accounting for discoveries, extensions, revisions, and delimitations, from 7,480.4 million barrels of crude oil equivalent as of December 31, 2023 to 7,450.6 million barrels of crude oil equivalent as of December 31, 2024. See “Item 4—Information on the Company—Business Overview––Exploration and Production––Reserves” for more information about the factors leading to this decrease.

Based on these numbers, our reserve replacement ratio (“RRR”) in 2024 was 96.6%, a decrease as compared to a RRR of 103.2% in 2023. Our proven reserves decreased from 7,480.4 million barrels of crude oil equivalent as of December 31, 2023 to 7,450.6 million barrels of crude oil equivalent as of December 31, 2024, due to discoveries, developments, delineations and revisions of our proved reserves, in particular to the recategorization of reserves due to drilling of development wells. Our crude oil production decreased by 6.1% in 2024, mainly due to the natural decline of some of our main fields such as Zaap, Quesqui, Xanab and Pokche, the lag in the installation of marine infrastructure, as well as unusual bad weather conditions that affected the continuity of offshore operations and delays in the completion times of wells with high complexity due to their depth, pressure and temperature conditions. There can be no assurances that we will be able to replace our proved reserves and prevent a decline in our production. Failing to replace our reserves could have an adverse effect on our production expectations and results of operations, increase our need for external financing and compromise our long-term financial conditions.

Developments in the oil and gas industry and other factors may result in substantial write-downs of the carrying amount of certain of our assets, which could adversely affect our operating results and financial condition.

We evaluate on an annual basis, or more frequently where the circumstances require, the carrying amount of our assets for possible impairment. Our asset impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash-generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Changes in the economic, regulatory, business or political environment in Mexico or in other markets where we operate—such as the liberalization of fuel prices, a significant decline in international crude oil and gas prices, regulatory changes and stricter environmental policies— may result in the recognition of impairment charges in certain of our assets. Due to fluctuations in the price of crude oil and annual variations in discount rates, among other factors, we have performed impairment tests on our non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2024, 2023 and 2022 we recognized an impairment charge in the amount of Ps.53.5 billion, Ps.28.8 billion and Ps.83.5 billion, respectively. See Note 12 to our consolidated financial statements, for further information about the impairment of certain of our assets. Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting our operating results and financial condition.

Competition in the energy sector could adversely affect our business and financial performance.

The Mexican Constitution and the Ley de Hidrocarburos (the “Hydrocarbons Law”) allow other oil and gas companies to carry out certain activities related to the energy sector in Mexico, including exploration and production activities, and the import and sale of gasoline. Accordingly, we face competition for the right to explore and develop new oil and gas reserves, in connection with certain refining, transportation and processing activities, and in the distribution and sale of gasoline and other fuels. The Hydrocarbons Law gives us priority in various industry activities and currently limits participation of private companies in exploration and extraction activities in Mexico. A failure to compete effectively, or any increased competition in industry activities, including as a result of modifications to the Hydrocarbons Law, could have an adverse impact in our results of operations and financial condition and make it difficult for us to hire and retain skilled personnel.

We are subject to Mexican and international anti-corruption, anti-bribery, anti-money laundering or similar laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. See “Item 4—Information on the Company—General Regulatory Framework.” We maintain a corporate compliance program that includes policies and processes intended to monitor compliance with these laws, such as our internal control system. Our internal control system aims to prevent risks, anticipate any weaknesses arising from our operations or internal control over financial reporting and promote information exchange and communication. However, we are subject to the risk that our management, employees, contractors or any person doing business with us may (i) engage in fraudulent activity, corruption, bribery or other improper conduct, (ii) circumvent or override our internal controls and procedures or (iii) misappropriate or manipulate our assets to our detriment. This risk is heightened because we have a large number of complex and significant contracts with local and foreign third parties. Although we have systems and internal policies in place for identifying, monitoring and mitigating these risks, such systems and policies have failed in the past and may not be effective in the future. Further, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our management, employees, contractors or anyone doing business with us. Any failure—real or perceived—to comply with applicable governance or regulatory obligations by our management, employees, contractors or any person doing business could harm our reputation, limit our ability to obtain financing and otherwise have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with any applicable anti-corruption, anti-bribery, anti-money laundering or similar laws, we and our management, employees, contractors or any person doing business with us may be subject to criminal, administrative or civil penalties and other measures, which could in turn have material adverse effects on our reputation, business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery, anti-money laundering or similar laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner and could adversely impact our reputation, limit our ability to access financial markets and adversely affect our ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our industry, which, in turn, could have adverse effects on our business, results of operations and financial condition.

Our management has identified material weaknesses in our internal control over financial reporting for eight of the last ten years and has concluded that our internal control over financial reporting was not effective at December 31, 2023 and 2024, which may have a material adverse effect on our results of operation and financial condition.

Our management identified one material weakness in our internal control over financial reporting for 2023 related to our authorization process for manual journal entries in our financial recording systems and such material weakness remained unremedied during 2024. For further information on the material weakness identified by our management for 2024, see “Item 15––Controls and Procedures––Management’s Annual Report on Internal Control over Financial Reporting.” In light of the identified material weakness, our management concluded that our internal control over financial reporting was not effective at December 31, 2024. Although we are developing several measures to remedy this material weakness, we cannot be certain that these measures will be successfully implemented or that there will be no other material weaknesses in our internal control over financial reporting in the future. In addition, our management identified material weaknesses in our internal control over financial reporting in connection with the preparation of our consolidated financial statements as of and for each of the years ended December 31, 2015, 2016, 2017, 2018, 2020, 2021 and 2023. In light of the identified material weaknesses, our management concluded that our internal control over financial reporting was not effective at December 31 of each of those years. We disclosed the circumstances giving rise to these material weaknesses—which were generally different from one year to the next—in our annual reports on Form 20-F corresponding to each of those years. As of the date of this annual report, we believe that each of these material weaknesses has been remediated, except for the 2023 material weakness for which we are in the process of implementing remedial actions. For more information on such actions, see “Item 15––Controls and Procedures––Management’s Annual Report on Internal Control over Financial Reporting” below.

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

We participate in strategic alliances, joint ventures and other joint arrangements, which may not always perform as expected, could harm our reputation and could have an adverse effect on our business, results of operations and financial condition.

We have not entered into any strategic alliances, joint ventures or other joint arrangements since 2018. However, we continue to participate in arrangements entered into before 2018 and have entered into contratos de servicios integrales de exploración y extracción (long-term service contracts for oil production, or “CSIEEs”). Pursuant to the Hydrocarbons Law, we can also enter into contratos mixtos (“Mixed Agreements”) with other market participants to complement our technical, operational and financial capabilities in exploration and extraction activities. Although these agreements are intended to reduce or reallocate risks in oil and gas exploration and production, refining, transportation and processing activities, our partners in such arrangements may, as a result of financial or other difficulties, be unable or unwilling to fulfill their financial or other obligations under our agreements, potentially undermining the viability of the relevant project. Moreover, in certain strategic alliances, our partners may have differing interests and may act contrary to our policies or objectives, which could be to our overall detriment. If our strategic alliances, joint ventures or other joint arrangements do not perform as anticipated, our reputation may be harmed and our business, financial condition and results of operations could be adversely affected.

Our brand and reputation are key assets, and our business may be materially affected by how we are perceived in the media and by investors and rating agencies.

Our reputation is a key asset, and perceptions surrounding our commitment to and compliance with environmental, corporate governance and social goals could have a material impact on us, our ability to obtain financing and the value of our debt securities. We are exposed to significant publicity due to our relationship with the Mexican Government and our role in the Mexican economy. Political and public sentiment regarding the Mexican Government, Mexico, the oil and gas industry and us has resulted and may result in adverse publicity affecting us, which may expose us to reputational harm, regardless of the accuracy of information being publicized. Our exposure to potentially adverse publicity is heightened by social media and the increasing sophistication and availability of generative artificial intelligence, which can facilitate the creation of false or misleading information and increase the velocity with which such information is distributed. In addition to the general risk that negative publicity poses to us and our reputation, rating agencies and third party environmental, social and governance certification agencies may consider publicly available data and information as part of their analysis and methodology. Any such information that adversely affects our reputation could be considered in the assessments by these agencies, potentially leading to increased scrutiny by investors and regulators, which could have a negative impact on us and, in turn, limit our access to financial markets and increase our cost of financing. See “—Risk Factors Related to Climate Issues—Deficient performance related to environmental, social and governance (ESG) criteria may adversely impact our reputation and could make it difficult for us to access financing, increase the cost of financing, reduce insurance options or increase the cost of insurance” below.

Risk Factors Related to our Relationship with the Mexican Government

The Mexican Government controls us, could transfer or reorganize our assets, or may limit our ability to satisfy our external debt obligations.

We are controlled by the Mexican Government and our annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law, we were transformed from a productive state-owned company to a state-owned public company on November 1, 2024. See “—Special Note Regarding Mexican Constitutional Amendments.” The Petróleos Mexicanos Law establishes a special regime governing, among other things, our budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides us with technical and managerial autonomy, separate legal personality and, subject to certain restrictions, with additional autonomy with respect to our budget. Notwithstanding this autonomy, the Mexican Government still controls us and, subject to the approval of the Chamber of Deputies, has the power to adjust our targeted net cash flow for the fiscal year based on our projected revenues and expenses, as well as our annual wage and salary expenditures.

Adjustments to our annual budget may hinder our ability to develop the reserves assigned to us by the Mexican Government, limit our ability to compete effectively with other oil and gas companies and adversely affect our ability to make payments on our outstanding indebtedness. See “Item 4—General Regulatory Framework” for more information about the Mexican Government’s authority with respect to our budget. Despite being wholly owned by the Mexican Government and receiving financial contributions to address our debt, our financial obligations do not constitute obligations of, and are not guaranteed by, the Mexican Government. See “—Risk Factors Related to our Relationship with the Mexican Government—Our financial obligations are not guaranteed by the Mexican Government” below.

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

The Mexican Government made capital contributions to us of Ps.156.5 billion (U.S.$7.7 billion) in 2024 of which Ps.151.0 billion (U.S.$7.5 billion) were to support our debt service obligations. Given that the Mexican Government is not legally or contractually obligated to make such capital contributions to us or assist us in repaying our debt, it may cease to provide such support at any time. Any change in the Mexican Government’s support of us, including as a result of liquidity constraints or a change in policy objectives, would have a material adverse effect on our financial condition and ability to repay our indebtedness, as well as on the market value of our debt securities.

We pay significant taxes and duties to the Mexican Government, which may limit our capacity to expand our investment program or negatively impact our financial condition.

We are required to make significant payments to the Mexican Government, including in the form of taxes and duties. For the year ended December 31, 2024, our total taxes and duties were Ps.290.3 billion, representing 17.4% of our sales revenues in the form of taxes and duties, which constituted a substantial portion of the Mexican Government’s revenues. Although the Mexican Government has previously granted us tax reductions, such as tax credits related to the Derecho por la Utilidad Compartida (Profit-Sharing Duty or “DUC”) or temporary suspensions of the collection thereof, there can be no assurance that we will not be required to pay a larger portion of our sales revenue to the Mexican Government in the future, nor that tax collection will be suspended. On December 19, 2024, the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2025 (the “Federal Revenue Law”) was published in the Diario Oficial de la Federación (the “Official Gazette of the Federation”). The Federal Revenue Law introduced changes to our fiscal regime and the Mexican Government may implement further changes in the future. See “—Recent changes to our fiscal regime may impact our ability to report our results of operations for future periods accurately and in a timely manner,” “Item 4—Information on the Company—History and Development—Recent Energy Reform—New Fiscal Regime” and “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime.” We cannot provide any assurances that any future changes will be favorable to us. Any increase in the amount of payments we must make to the Mexican Government could limit our ability to make capital investments or expand our investment program and could have a negative adverse impact on our financial condition.

We are also required to pay a state dividend to the Mexican Government if certain conditions under the Petróleos Mexicanos Law are met. From 2016 to 2024, we were not required to pay a state dividend, and we do not expect to pay a state dividend in 2025. Should a state dividend payment become mandatory, it could limit our capacity to execute or expand our investment program and could adversely affect our financial condition. We cannot provide any assurances that we will not be required to pay a state divided in the future or that such a payment would not have an adverse impact on our financial condition. For more information, see “Item 4—General Regulatory Framework” and “Item 8—Financial Information—Dividends”.

Recent changes to our fiscal regime may impact our ability to report our results of operations for future periods accurately and in a timely manner.

The Federal Revenue Law introduced changes to our fiscal regime aiming to simplify the fiscal framework and reduce the number of taxes and duties to which we are subject. In 2024, 2023, and 2022, the applicable Profit-Sharing Duty rates were 30%, 40% and 40%, respectively. Effective January 1, 2025, the Mexican Government consolidated the Profit-Sharing Duty and other taxes and duties payable by us into a new Derecho Petrolero Para el Bienestar (“Welfare Oil Duty”). This duty is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. Additionally, as of January 1, 2025, Petróleos Mexicanos is no longer subject to income tax.

However, we cannot assure that changes in our fiscal regime will not affect our ability to report our results of operations accurately and timely or comply with filing requirements with governmental authorities, including the SEC. This could limit our access to financial markets and hinder our ability to secure contracts, assignments, permits and other governmental authorizations necessary for participation in the oil and natural gas industry, thereby adversely affecting our business, results of operations and financial condition. Furthermore, there can be no assurances that our fiscal regime will not be further modified by the Mexican Government in the future. For more information, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime”.

The Mexican Government could enter into agreements with other nations to limit production.

Although Mexico is not a member of OPEC, from time to time it enters into agreements with OPEC and non-OPEC countries to reduce the global supply of crude oil. We do not control the Mexican Government’s international affairs, and the Mexican Government could enter into further agreements with OPEC, OPEC+ or other countries to reduce our crude oil production or exports in the future. A reduction in our oil production or exports may have an adverse effect on our business, results of operations and financial condition. For more information, see “Item 4—Trade Regulation, Export Agreements and Production Agreements.”

The Mexican nation, not us, owns the hydrocarbon reserves located in Mexico, and our right to continue to extract these reserves is subject to the approval of the Ministry of Energy.

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

Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us, or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. For more information, see “—Risk Factors Related to our Relationship with the Mexican Government—We must make significant capital expenditures to sustain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our revenue, adjustments to our capital expenditures budget or an inability to obtain financing may limit our ability to make capital investments” below.

Hydrocarbon reserves are based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves set forth in this annual report is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves depends on the quality and reliability of available data, expert interpretation and subjective judgment.

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

On December 20, 2024, the Mexican Government published the Organic Simplification Decree. As a result, the National Hydrocarbons Commission and the CRE were dissolved, and their regulatory functions were transferred to the Ministry of Energy. In accordance with the Organic Simplification Decree and the implementing Law of the National Energy Commission, a new deconcentrated body—the National Energy Commission—was created within the Ministry of Energy to assume the regulatory responsibilities previously held by the CRE and, in certain matters, the National Hydrocarbons Commission.

Legal acts issued by the National Hydrocarbons Commission and CRE prior to their dissolution remain valid and binding, and contracts, agreements and other legal instruments continue to be effective and enforceable by the government entities or bodies that assumed their relevant functions, including the National Energy Commission. However, future procedures for auditing or adjusting our hydrocarbon reserves remain uncertain and may be subject to change under the new regulatory framework. Any request to adjust or revise our hydrocarbon reserve estimates could impact our ability to prepare our consolidated financial statements in a timely manner, which could, in turn, adversely affect our access to financial markets and our ability to secure contracts, assignments, permits and other authorizations necessary to participate in the oil and gas industry. This could have a material adverse effect on our business, results of operations and financial condition.

We cannot assure you that our hydrocarbon reserve estimates will not be revised by the National Energy Commission or as a result of changes implemented under the Organic Simplification Decree and its related legislation, which may affect the reserve classification or revision process. For more information, see “—The current Mexican Government administration has sufficient control in the Mexican Congress to implement constitutional reforms which, if effected, could have a material adverse impact on our business, financial position or operating results” below.

We must make significant capital expenditures to sustain our current production levels, and to maintain, as well as increase the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our revenue, adjustments to our capital expenditures budget or an inability to obtain financing may limit our ability to make capital investments.

Our ability to maintain or increase our crude oil production is highly dependent on our ability to successfully develop existing hydrocarbon reserves and, in the long term, on our ability to develop additional reserves. Therefore, we continually invest capital to enhance our hydrocarbon recovery factor and improve the reliability and productivity of our infrastructure.

The development of the reserves assigned to us by the Mexican Government requires significant capital investments and poses significant operational challenges. Our right to develop such reserves is conditioned upon adherence to our development plans, which are formulated based on our technical, financial and operational capabilities at the time such reserves were assigned. We cannot provide assurances that we will have or will be able to obtain the necessary resources or technical capacity at the required time to explore and extract the reserves that the Mexican Government assigned to us or the reserves that the Mexican Government may assign to us in the future. In the past, we have reduced our capital expenditures in response to declining oil prices. If we are unable to increase our capital expenditures, we may not be able to develop the reserves assigned to us in accordance with our development plans. Additionally, if we fail to adhere to development plans, we could lose the right to continue to extract such reserves, which could in turn adversely affect our operating results and financial condition.

Our ability to make capital expenditures is limited by the substantial taxes and duties that we pay to the Mexican Government, the ability of the Mexican Government to adjust certain aspects of our annual budget, fluctuations in our revenues related to lower oil prices and any other constraints on our liquidity. Our ability to undertake the necessary capital investments to maintain current production levels depends on the availability of financing. For more information on the liquidity constraints we are exposed to, see “—Risk Factors Related to our Operations—We have a substantial amount of indebtedness and other liabilities and are exposed to significant liquidity constraints, which could make it difficult for us to obtain financing on favorable terms and could adversely affect our financial condition, results of operations and ability to repay our debt and, ultimately, our ability to operate as a going concern without additional support from the Mexican Government, which we may not receive” above.

In addition, we have entered into strategic alliances, joint ventures and other joint arrangements with third parties in order to develop our reserves. If our partners were to default on their obligations to us, we may be unable to maintain production levels or extract from our reserves. Moreover, we cannot assure you that these strategic alliances, joint ventures and other joint arrangements will be successful or reduce our capital commitments. For more information, see “—Risk Factors Related to Our Operations—We participate in strategic alliances, joint ventures and other joint arrangements, which may not perform as expected, could harm our reputation and could have an adverse effect on our business, results of operations and financial condition” above and “Item 4—Information on the Company—History and Development—Capital Expenditures” below.

The Mexican Government has historically imposed price controls in the domestic market on our products.

The Mexican Government has from time to time imposed price controls on the sale of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. As a result, we have not always been able to fully pass on price increases to our customers in the domestic market.

In 2017, the Mexican Government began gradually removing price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico. As of the date of this annual report, sales prices of gasoline and diesel remain fully liberalized and are determined by the free market. For more information, see “Item 4—Information on the Company—Business Overview—Industrial Transformation.” However, we do not have control over the Mexican Government’s domestic policies, and the Mexican Government could reintroduce price controls in the domestic market in the future. The imposition of such price controls would adversely affect our results of operations. For more information, see “Item 4—Information on the Company—Business Overview—Refining—Pricing Regulations.”

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

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Such events could also lead to increased volatility in exchange rates and financial markets, thereby restricting our ability to secure new financing on favorable terms or at all and service our debt. In the past, the Mexican Government has implemented budget cuts in response to declining international crude oil prices and global economic conditions, and it may reduce our budget in the future. Any such budget cuts could adversely affect the Mexican economy and, consequently, our results of operations, financial condition and ability to service our debt. See “Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us, could transfer or reorganize our assets, or may otherwise limit our ability to satisfy our external debt obligations” above.

Mexico has experienced periods of economic contraction or low growth, high inflation, elevated interest rates, currency devaluation and other economic challenges. These conditions may worsen or recur in the future and could adversely affect our financial condition, as well as our ability to service our debt, particularly in the absence of additional support from the Mexican Government. A deterioration in international financial or economic conditions, whether due to a slowdown in growth or recessionary conditions affecting Mexico’s trading partners, including the United States, or as a result a new financial crisis, could have adverse effects on the Mexican economy, the Mexican Government’s ability to support us, our financial condition and our ability to service our debt.

Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy and, in turn, our operations.

Federal elections were held in Mexico and in the United States on June 2, 2024, and November 5, 2024, respectively. In Mexico, Claudia Sheinbaum Pardo was elected president and assumed office on October 1, 2024. In the United States, Donald J. Trump won the election and assumed the presidency on January 20, 2025. Economic conditions in Mexico are highly correlated with economic conditions in the United States due to geographic proximity and the high degree of economic interdependence between the two countries. Accordingly, political developments in the United States, including changes in American administrations and U.S. government policies, can influence the exchange rate between the U.S. dollar and the Mexican peso and adversely affect economic conditions in Mexico. In addition, given that the Mexican economy is heavily influenced by the U.S. economy, policies that are unfavorable to Mexico or a deterioration in U.S.-Mexico relations may adversely affect Mexico’s economy. We cannot provide any assurances that political developments in Mexico and the United States, over which we have no control, will not have a material adverse effect on our results of operations and financial condition, including our ability to repay our debt.

Changes in global trade policy could adversely the Mexican economy and, in turn, our operations and financial condition.

During 2024, our export sales to the United States amounted to Ps.483,647 million, which represented 28.9% of our total revenues and 69.9% of our export sales for the year. With limited exceptions, exports of petrochemical products and crude oil from Mexico to the United States have been free or exempt from tariffs since 2003 under the North American Free Trade Agreement and the United States-Mexico-Canada Agreement (the “USMCA”) that replaced it on July 1, 2020. While petrochemical exports from Mexico to the United States remain exempt from tariffs under the USMCA, any shift in trade relations among Mexico, the United States and Canada resulting from the implementation of tariffs or the renegotiation of the USMCA could require us to renegotiate our contracts or lose business, which could in turn result in a material adverse impact on our business and results of operations.

In recent months, the U.S. government has indicated its intent to alter its approach to international trade policy and, in some cases, to renegotiate or potentially terminate certain existing trade agreements. In addition, the U.S. government recently imposed tariffs on certain goods, including steel and aluminum, announced new baseline tariffs applicable to all of its trading partners and has indicated a willingness to impose tariffs on other products, including raising tariffs on all imports from Mexico. In response, Mexico has threatened, but not yet enacted, retaliatory tariffs on certain U.S. products.

Disruptions to global trade, the introduction of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our financial condition, results of operations and ability to repay our debt. The macroeconomic environment in which we operate is beyond our control and may become less favorable in the future. There can be no assurances that the USMCA will not be renegotiated, nor that U.S.-Mexico trade relations will not deteriorate and result in the imposition of trade barriers on the products that we produce and sell. A trade dispute between the United States and Mexico may have negative effects on the Mexican economy, exchange rates, inflation and economic prospects, which may in turn negatively affect our business and results of operations.

Mexico has experienced a period of heightened criminal activity, which could affect our operations.

In recent years, Mexico has experienced a period of heightened criminal activity, primarily due to the activities of drug cartels and related criminal organizations. The development of an illicit fuel market in Mexico has led to heightened theft and illegal trading of fuels that we produce, as well as the theft of our equipment and materials. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces. We have also continued to adopt strategic measures to reduce theft and other criminal activities targeting our facilities and products. See “Item 8—Financial Information—Legal Proceedings—Actions Against the Illicit Market in Fuels.” However, criminal activity remains prevalent in Mexico and is likely to persist. Criminal activities, along with the associated damage to human life and property, may disrupt operations, interrupt the supply and distribution of our products, lead to significant economic losses, and negatively impact our business continuity, financial condition and results of operations.

Changes in Mexico’s exchange control laws may hamper our ability to service our foreign currency debt.

The Mexican Government does not restrict the ability of Mexican companies or individuals to convert pesos into other currencies. However, we and certain other Mexican Government entities are required to buy and sell our foreign currency with Banco de México (the “Mexican Central Bank”) in accordance with its terms and conduct all foreign currency transactions in compliance with its regulations. We cannot provide assurances that the Mexican Government will maintain its current policies regarding the peso. The Mexican Government has imposed foreign exchange controls in the past and could do so again in the future. If imposed, Mexican Government policies preventing us from exchanging pesos into U.S. dollars could hamper our ability to service our debt, the majority of which is denominated in currencies other than pesos, and other foreign currency obligations.

The current Mexican Government administration has sufficient control in the Mexican Congress to implement constitutional reforms which, if effected, could have a material adverse impact on our business, financial position or operating results.

The political coalition led by Mexico’s National Regeneration Movement (Movimiento de Regeneración Nacional or “Morena”) party has sufficient control in the Mexican Congress and several state legislatures to implement significant reforms, including amendments to the Mexican Constitution. The 2024 Mexican federal election strengthened Morena’s political position, as it won the presidency and obtained a qualified majority in the lower chamber of the Congress and the Senate. The new Congress assumed office on September 1, 2024 and the new president, Claudia Sheinbaum, assumed office on October 1, 2024.

The concentration of political power in Mexico and any changes in Mexican politics or the Mexican economy resulting therefrom could have a material adverse impact on our business, results of operations and financial condition. We cannot predict the nature or viability of any future legal or constitutional reforms or when or how they might be implemented. We cannot provide any assurances that these changes will not adversely affect the Mexican economy or our business, financial condition, results of operations and, ultimately, our ability to pay our debt when due.

Changes in U.S. policy toward international criminal organizations pose uncertainty for Mexican businesses.

On January 20, 2025, the U.S. government issued an executive order instructing the U.S. Department of State to designate certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”). On February 20, 2025, the U.S. government designated eight such entities, including six Mexican cartels, as FTOs. These designations expand the tools available for U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increases the risk of potential criminal and civil liability against such entities and any members thereof. The potential direct and indirect effects on U.S. and Mexican businesses is uncertain. For more information on our anti-corruption policies, see “We are subject to Mexican and international anti-corruption, anti-bribery, anti-money laundering or similar laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition” and “Item 4—Information on the Company—General Regulatory Framework.”

Risk Factors Related to Climate Issues

Environmental regulations, including those aimed at mitigating climate change, could result in material adverse effects on our results of operations.

A wide range of general and industry-specific environmental laws and regulations apply to our operations in Mexico and certain of our assets in the United States. This regulatory framework is continuously evolving and has become increasingly strict and costly. Compliance with these regulations entails significant operational and capital expenditures and limits our ability to extract hydrocarbons, resulting in lower revenues. Failure to comply could lead to substantial fines, operational restrictions, and adversely affect our profitability and financial performance. For an estimate of our accrued environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.” In addition, noncompliance with applicable regulatory requirements or poor environmental performance may damage our reputation and may limit our ability to access financing on favorable terms or at all.

Global efforts aimed at reducing greenhouse gas emissions, decarbonizing the economy and limiting global warming have led to an increased regulatory and financial burden for companies in the energy sector. This could result in additional capital requirements over the medium- to long-term to execute projects included in transition plans, as well as economic losses arising from legal liabilities, trade restrictions or, ultimately, the mandatory shutdown of our facilities.

We are exposed to severe natural and weather conditions, which may be exacerbated by climate change.

Our facilities and operations are exposed to physical risks from extreme weather events, such as floods, hurricanes, wildfires and droughts, as well as long-term hazards such as sea level rise, changes in precipitation patterns and increases in global average temperatures. Climate change has intensified the frequency and severity of adverse weather conditions, which could cause severe damage to our key facilities, disrupt our operations, reduce our production capacity and increase operational and maintenance costs. Adapting and protecting our assets from these risks may increase our costs and expenses and, in turn, could adversely affect our financial condition and limit our ability to invest in strategic projects.

Growing international concern over climate change could adversely impact the value of our assets, our strategies and our results of operations.

In the context of the global transition to a low-carbon economy, we face growing regulatory and financial challenges. Climate change mitigation policies, such as carbon taxes, cap-and-trade schemes and new energy efficiency requirements, may increase our operational costs and adversely affect our financial condition.

International agreements, such as the Paris Agreement adopted by the Mexican Government, include commitments to reduce emissions and adapt to climate change, which could result in additional restrictions on the exploration, production, and refining of hydrocarbons. Measures taken in response to these commitments could increase our costs and expenses. Additionally, such measures may boost a shift in consumer demand from petroleum-based fuels toward lower-carbon alternatives, adversely affecting our operations, financial results and long-term viability. See “Item 4—Environmental Regulation—Climate Change” below for more information on the Mexican Government’s current legal and regulatory framework to combat climate change.

Our failure to implement a successful energy transition plan may damage our reputation, increase regulatory scrutiny and reduce our ability to contract with third parties or obtain financing. In addition, global decarbonization could negatively impact our business due to technological changes, such as the proliferation of cheaper renewables, making oil-based energy comparatively less profitable. Other risks include increasing consumer pressure for sustainable products and potential market disruptions, such as sharp drops in hydrocarbon product prices. All of these factors may have an adverse effect on our business, results of operations and financial condition.

Deficient performance related to environmental, social and governance (ESG) criteria may adversely impact our reputation and could make it difficult for us to access financing, increase the cost of financing, reduce insurance options or increase the cost of insurance.

In recent years, our financial counterparties, including investors, lenders and insurance companies, have expressed interest in our performance regarding ESG criteria. ESG considerations encompass: (i) social challenges such as improving our practices regarding human rights, worker health and protection, fair employment practices and culture of gender equality; (ii) environmental challenges such as reducing our greenhouse gas and air pollutant emissions, improving our effluent treatment systems, hazardous waste management and complying with admissible water discharge parameters; and (iii) corporate governance practices to integrate senior management decision-making, risk management and internal control processes.

While U.S. regulators have in past years called for increased ESG disclosure, it is expected that federal ESG-related regulations under the current U.S. presidential administration will deprioritize disclosure or mandate the abandonment of ESG programs, while regulations at the state level will vary. For fiscal year 2025, we have to file with the Bolsa Mexicana de Valores (Mexican Stock Exchange) an ESG report in accordance with IFRS S1 and IFRS S2. Failure to adapt to or comply with regulatory requirements or evolving investor or stakeholder expectations and standards for ESG practices may harm our reputation and ability to access capital, which may, in turn, have an adverse impact on our results of operation and financial condition.

Item 4.    Information on the Company
HISTORY AND DEVELOPMENT
We are the largest company in Mexico in terms of revenue, according to the June 2024 edition of Expansión magazine. According to the February 18, 2025 issue of Energy Intelligence Top 100: Global NOC & IOC Rankings, we are the twentieth largest oil and gas company in the world based on 2023 data, taking into account parameters such as oil reserves, natural gas reserves, oil production, natural gas production, refinery distillation capacity and refined product sales.
Our executive offices are located at Avenida Marina Nacional No. 329, Colonia Verónica Anzures, 11300, Alcaldía Miguel Hildalgo, Ciudad de México, México. Our telephone number is +52 (55) 9126-8700.
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
In July 1992, the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and Subsidiary Entities) took effect and created Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) as decentralized public entities of the Mexican Government with the legal authority to own property and conduct business in their own names.
In December 2013, the Mexican Government amended Articles 25, 27 and 28 of the Mexican Constitution and published transitional articles setting forth the general framework for implementing a comprehensive reform of the Mexican energy sector. The implementing legislation was published in the Official Gazette of the Federation in August 2014 and, among other provisions, required our corporate reorganization. Accordingly, we were transformed from a decentralized public entity of the Mexican Government to a productive state-owned company in October 2014. Further, in 2015, we transformed our four subsidiary entities into two new productive state-owned subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production) and Pemex Transformación Industrial (Pemex Industrial Transformation)—and created five new productive state-owned subsidiaries—Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene).
In July 2018, we issued the Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which became effective on July 27, 2018. All of the assets, liabilities, rights and obligations of our subsidiaries Pemex Cogeneration and Services were assumed by, and transferred to, Pemex Industrial Transformation, which became the successor to Pemex Cogeneration and Services as a matter of Mexican law.
In June 2019, we issued the Declaratoria de Extinción de Pemex Perforación y Servicios (Declaration of Extinction of Pemex Drilling and Services) and the Declaratoria de Extinción de Pemex Etileno (Declaration of Extinction of Pemex Ethylene), both of which became effective on July 1, 2019. All of the assets, liabilities, rights and obligations of our subsidiaries, Pemex Drilling and Services and Pemex Ethylene, were assumed by and transferred to Pemex Exploration and Production and Pemex Industrial Transformation, respectively. As a matter of Mexican law, Pemex Exploration and Production and Pemex Industrial Transformation became the respective successors to Pemex Drilling and Services and Pemex Ethylene.
In January 2021, we issued the Declaratoria de Extinción de Pemex Fertilizantes (Declaration of Extinction of Pemex Fertilizers), which became effective on January 1, 2021. All of the assets, liabilities, rights and obligations of our subsidiary Pemex Fertilizers were assumed by, and transferred to, Pemex Industrial Transformation, which became the successor to Pemex Fertilizers as a matter of Mexican law.
Recent Energy Reform
Energy Reform Decree
On October 31, 2024, amendments to Articles 25, 27 and 28 of the Mexican Constitution were signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation as the Energy Reform Decree. The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from a productive state-owned company to a public state-owned company of the Mexican Government. The Energy Reform Decree reaffirmed the Mexican nation’s ownership of the hydrocarbons located Mexico’s subsoil and included transitional articles setting forth the general framework and timeline for its implementation through the Secondary Legislation.
Secondary Legislation
On March 12, 2025, the Mexican Congress approved the Secondary Legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The Secondary Legislation took effect on March 19, 2025, and includes six new laws, the following of which are most relevant to our operations:
•Ley de la Empresa Pública del Estado, Petróleos Mexicanos (2025 Petróleos Mexicanos Law);
•Ley del Sector Hidrocarburos (Hydrocarbons Sector Law); and
•Ley de la Comisión Nacional de Energía (Law of the National Energy Commission).
The Secondary Legislation also includes amendments to the following laws:
•Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Law of the Mexican Petroleum Fund for Stabilization and Development);
•Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law); and
•Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Public Administration)
New Legal Regime
The Secondary Legislation modifies our legal regime and contains important changes to the framework governing Mexico’s energy regulators. We describe below the key features of the Energy Reform Decree and the Secondary Legislation that relate to our corporate structure and the hydrocarbons sector in Mexico.
2025 Petróleos Mexicanos Law
The 2025 Petróleos Mexicanos Law repeals and replaces the Ley de Petróleos Mexicanos (2014 Petróleos Mexicanos Law) that had been in effect since October 2014. The 2025 Petróleos Mexicanos Law regulates our organization, management, operation, monitoring, evaluation and accountability. Key changes include:
•Legal Nature and Corporate Purpose: Pursuant to the Energy Reform Decree and the 2025 Petróleos Mexicanos Law, we were transformed from a productive state-owned company to a public state-owned company. We remain wholly owned by the Mexican Government and retain the purpose of conducting activities related to the exploration, extraction, import, export and transformation of hydrocarbons—including the storage, commercialization, transportation, distribution and sale of hydrocarbons and their derivatives—to preserve Mexico’s energy sovereignty, security, sustainability, self-sufficiency. However, our purpose has been expanded to include the development of activities related to energy sources other those derived from hydrocarbons, which will facilitate our participation in other sectors of the Mexican energy industry, including biofuels, renewable energy and lithium.
•Special Regime: We are now categorized under the Ministry of Energy, with technical, operational, and managerial autonomy, with a mission oriented toward the public and social interest. We retain the special regime provided for in the 2014 Petróleos Mexicanos Law, which governed our activities relating to our subsidiaries, affiliates, compensation, assets, administrative liabilities, budget, debt levels and sustainability. Further, our activities are recognized as non-monopolistic.
•Corporate Governance: Our Board of Directors has been reduced from ten to eight members and will be composed of: (i) the Secretary of Energy, (ii) the Secretary of Finance and Public Credit, (iii) the Secretary of the Environment and Natural Resources, (iv) the Secretary of Science, Humanities, Technology and Innovation, (v) the Chief Executive Officer of the Comisión Federal de Electricidad (Federal Electricity Commission) and (vi) three independent board members. The requirements for independent board members remain unchanged and candidates must be nominated by the President of Mexico and ratified by a two-thirds majority in the Mexican Senate. Our new board was installed on April 22, 2025.
•Corporate Reorganization: The 2025 Petróleos Mexicanos Law dissolved Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics effective as of March 19, 2025. All of the assets, liabilities, rights and obligations of the subsidiary entities were assumed by, and transferred to, us, and we became the successor of the subsidiary entities as a matter of Mexican law. Our Chief Executive Officer must present a new corporate structure and organizational statute for approval by our Board of Directors within thirty (30) days following installment of our new board. The approved organizational statute must be published in the Official Gazette of the Federation once approved. As of the date of this annual report, such reorganization plan and organizational statute has not been presented to our Board.
•Contractual Regime: Pursuant to the 2025 Petróleos Mexicanos Law, we may enter into Mixed Development Agreements with third parties to carry out hydrocarbon exploration and extraction activities, in accordance with the guidelines approved by its Board of Directors and only within the areas assigned for such purposes by the Ministry of Energy, pursuant to the provisions of the Hydrocarbons Sector Law.
Hydrocarbons Sector Law and the Law of the National Energy Commission
The Hydrocarbons Sector Law repealed and replaced the Ley de Hidrocarburos (Hydrocarbons Law) that had been in effect since October 2014. The Hydrocarbons Sector Law establishes the legal framework for the exploration and production of oil and gas through assignments and contracts. Key changes include:
•Priority for Petróleos Mexicanos: The Hydrocarbons Sector Law prioritizes our participation in the domestic hydrocarbon sector and introduces new mechanisms for private sector involvement in upstream activities through Mixed Development Agreements and limited contract models. For midstream and downstream activities, including oil refining and natural gas processing, the law repeals our open access obligations in transportation, storage, and distribution infrastructure and eliminates asymmetric regulation and first-hand sale rules.
•Ministry of Energy as Energy Regulator: Effective March 19, 2025, the Ministry of Energy is responsible for the regulation and planning of the hydrocarbons and electricity sectors in Mexico. The National Hydrocarbons Commission has been extinguished and part of its duties and powers have been assumed by the Ministry of Energy, which now acts as counterpart in exploration and extraction contracts.
•New National Energy Commission: Effective March 19, 2025, the independent Energy Regulatory Commission was extinguished and replaced with the new National Energy Commission, a deconcentrated regulatory entity sectorized to the Ministry of Energy. The National Energy Commission assumed certain of the powers and duties of the Energy Regulatory Commission and, in certain downstream activities, maters previously under the purview of the National Hydrocarbons Commission.
New Fiscal Regime
On December 19, 2024, the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2025 (2025 Federal Revenue Law) was published in the Official Gazette of the Federation. The 2025 Federal Revenue Law introduces changes to the fiscal regime applicable to Petróleos Mexicanos aimed at simplifying its fiscal framework and reducing the number of taxes and duties to which it is subject. As of January 1, 2025, the Mexican Government has consolidated the Derecho de Utilidad Compartida (Profit-Sharing Duty), the Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty) and the Derecho de Exploración de Hidrocarburos (Hydrocarbon Exploration Duty) payable by Petróleos Mexicanos into a new Derecho Petrolero Para el Bienestar (Welfare Oil Duty), which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. Additionally, Petróleos Mexicanos is no longer be subject to income taxes. The Hydrocarbons Revenue Law amends the Hydrocarbons Law to incorporate the Welfare Oil Duty. For more information, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime” and Note 20 to our consolidated financial statements included herein.
Corporate Structure
As of the date of this annual report, our subsidiary entities have been dissolved, and all of their assets, liabilities, rights, and obligations were assumed by and transferred to us. Prior to March 19, 2025, each subsidiary was a legal entity empowered to own property and carry on business in its own name and had technical and operational autonomy, subject to the central coordination and strategic direction of Petróleos Mexicanos.
As of December 31, 2024, the principal lines of business of our subsidiary entities were:
•Pemex Exploration and Production explored for, extracted, transported, stored and marketed crude oil and natural gas, as well as performed well drilling, termination and repair and related services;
•Pemex Logistics provided transportation, storage and related services for crude oil, petroleum products and petrochemicals to us and other companies, through pipelines and maritime and terrestrial means, and provided security and management services; and
•Pemex Industrial Transformation refined petroleum products and derivatives; processed natural gas, natural gas liquids, artificial gas and derivatives; engages in industrial petrochemical processes; generated, supplied and traded electric and thermal energy; and commercialized, distributed and traded in methane, ethane and propylene. Pemex Industrial Transformation also commercialized, distributed and traded methane, ethane and propylene, directly or through others and also produced, distributed and traded ammonia and its derivatives and fertilizers.

Capital Expenditures

The following table shows our capital expenditures made by each productive state-owned subsidiary, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2024, 2023 and 2022 as well as the budget for these expenditures for 2025. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Capital Expenditures and Budget by Subsidiary(1)

	Year ended December 31,						Budget 2025 (2)
	2024		2023		2022
	(millions of pesos)(3)
Pemex Exploration and Production	Ps.	162,616	Ps.	165,905	Ps.	161,838	Ps.	94,761
Pemex Industrial Transformation(4)	29,013		33,898		37,814		21,036
Pemex Logistics	5,153		7,755		6,274		7,310
Petróleos Mexicanos(4)	1,149		1,146		885		1,151
Total capital expenditures	Ps.	197,931	Ps.	208,704	Ps.	206,811	Ps.	124,258
_______________
Note: Numbers may not total due to rounding.
(1) Figures do not include capital expenditures of Deer Park for 2024 for Ps.4,365.9 million (U.S.$258.0 million), nor capital expenditures for 2025 of Ps.8,451.9 million (U.S.$417.0 million).
(2) Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
(3) Figures are stated in nominal pesos.
(4) Does not include financial investments in the form of equity contributions of (i) Pemex Industrial Transformation to PTI Infraestructura de Desarrollo, S.A. de C.V., for construction, start-up, operating expenses and the infrastructure for raw material transportation, product disposal, and storage of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco (2022 to 2024); (ii) Pemex Industrial Transformation (2022 to 2024) to Pemex Fertilizantes Pacífico, S.A. de C.V., Pro-Agroindustria, S.A. de C.V. and Grupo Fertinal, S.A. de C.V., to support and strengthen the fertilizers business segment; (iii) Pemex Industrial Transformation (2023 to 2024) to Gas Bienestar, S.A. de C.V.; (iv) Petróleos Mexicanos to Holdings Holanda Services, B.V. and P.M.I. Holdings Petróleos España, S.L., for the acquisition of the Deer Park refinery in 2022; and (v) Gasolinas Bienestar, S.A. de C.V. (2023 to 2024).

Source: Petróleos Mexicanos

The following table shows our capital expenditures, excluding non-capitalizable maintenance, by segment for the years ended December 31, 2024, 2023 and 2022 and the budget for these expenditures in 2025.
Capital Expenditures by Segment(1)

	Year ended December 31,						Budget 2025 (2)
	2024		2023		2022
	(millions of pesos)(3)
Exploration and Production	Ps.	162,616	Ps.	165,905	Ps.	161,838	Ps.	94,761
Industrial Transformation
Refining(4)	24,555		29,120		35,672		14,478
Gas and Aromatics	1,912		2,729		1,607		2,339
Ethylene	1,320		1,259		460		1,119
Fertilizers	1,226		790		75		3,100
Total	Ps.	29,013	Ps.	33,898	Ps.	37,814	Ps.	21,036
Logistics	5,153		7,755		6,274		7,310
Petróleos Mexicanos(4)	1,149		1,146		885		1,151
Total Capital Expenditures	Ps.	197,931	Ps.	208,704	Ps.	206,811	Ps.	124,258
_______________
Note: Numbers may not total due to rounding.
(1) Figures do not include capital expenditures of Deer Park for 2024 for Ps.4,365.9 million (U.S.$258.0 million), nor capital expenditures for 2025 of Ps.8,451.9 million (U.S.$417.0 million).
(2) Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
(3) Figures are stated in nominal pesos.
(4) Does not include financial investments in the form of equity contributions of (i) Pemex Industrial Transformation to PTI Infraestructura de Desarrollo, S.A. de C.V., for construction, start-up, operating expenses and the infrastructure for raw material transportation, product disposal, and storage of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco (2022 to 2024); (ii) Pemex Industrial Transformation (2022 to 2024) to Pemex Fertilizantes Pacífico, S.A. de C.V., Pro-Agroindustria, S.A. de C.V. and Grupo Fertinal, S.A. de C.V., intended to support and strengthen the fertilizers business segment; (iii) Pemex Industrial Transformation (2023 to 2024) to Gas Bienestar, S.A. de C.V.; (iv) Petróleos Mexicanos to Holdings Holanda Services, B.V. and P.M.I. Holdings Petróleos España, S.L., for the acquisition of the Deer Park refinery in 2022; and (v) Gasolinas Bienestar, S.A. de C.V. (2023 to 2024).
Source: Petróleos Mexicanos.

In addition to the capital expenditures budget, Ps.1.5 billion in financial investment is included as capital contributions to subsidiary companies in the fertilizer business segment. The budget for the Olmeca refinery during 2025 may be subject to further equity contributions from the Mexican Government.
Capital Expenditures Budget
Our amended budget for 2025 totals Ps.464.3 billion, including operational expenses, assumes an average Mexican crude oil export price of U.S.$ 57.80 per barrel. Our 2025 budget contemplates a financial balance of Ps.248.7 billion for 2025, including a capital contribution from the Mexican Government of Ps. 136.2 billion for debt amortization. Our management expects that we will be able to maintain our medium- and long-term growth plans without the need to incur indebtedness beyond the amount included in our approved financing program for 2025 of Ps.245.4 billion because our financial balance projections consider additional actions, such as implementation of optimization measures and further investment in projects that we expect will contribute to the generation of increased revenues. Our budget was based on the guiding principles of (i) maintaining the industrial safety and reliability of our facilities; (ii) consolidating the stabilization of crude oil and gas production levels, increasing these production levels towards the end of the year and sustaining such growth in the medium and long term; (iii) increasing the crude processing capacity in the Sistema Nacional de Refinación (National Refining System); and (iv) meeting our labor and financial obligations.

On February 28, 2025, the administration authorized an amendment to our original 2025 budget, which considers a total investment budget of Ps.211.5 billion for capital expenditures. Our amended budget for 2025 includes Ps.85.7 billion for non-capitalizable maintenance and Ps.1.5 billion for financial investment as capital contributions to our fertilizers line of business. The net capital investment in the amended budget for 2025 is Ps.124.3 billion. We expect to allocate Ps.94.7 billion (or 76.2%) of such budget to exploration and production programs and Ps.21.0 billion (or 16.9%) to our industrial transformation segment. We continuously review our capital expenditures portfolio in accordance with our current and future business plans, as well as business opportunities.

Our main objectives for upstream investment are to maximize our long-term economic value, increase and improve the quality of the oil and gas reserves assigned to us, enhance our reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue emphasizing industrial safety and compliance with environmental regulations. Our amended 2025 budget objectives include maintaining crude oil production at levels sufficient to satisfy domestic demand and have a surplus available for export and maintaining natural gas production levels.

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

BUSINESS OVERVIEW

Overview by Business Segment
Exploration and Production

As of December 31, 2024, our exploration and production segment operated through the productive state-owned subsidiary Pemex Exploration and Production. Effective March 19, 2025, Pemex Exploration and Production has been dissolved and all of the assets, liabilities, rights and obligations of Pemex Exploration and Production have been assumed by Petróleos Mexicanos. For more information, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.” We do not expect changes in the reporting of our exploration and production segment as a result of this change.
Our exploration and production segment explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital expenditures in exploration and production activities decreased by 2.0% in 2024. As a result of these investments, our total hydrocarbon production reached a level of 905.9 million barrels of oil equivalent in 2024. Further, our crude oil production decreased by 6.1% from 2023 to 2024, averaging 1,741.1 thousand barrels per day in 2024, mainly due to a decline in production at some of our main fields, including Zaap, Quesqui, Xanab and Pokche. This decline in production levels was due to unusually bad weather conditions affecting the continuity of offshore operations and delays in the completion of wells with high complexity due to their depth, pressure and temperature conditions.

Our natural gas production (excluding natural gas liquids) decreased 7.9% from 2023 to 2024, averaging 4,511.6 million cubic feet per day in 2024. This decrease was primarily due to a decline in production at the Akal and Quesqui fields. Our main sources of natural gas production are the Akal, Maloob, Zaap, Ku, Onel, Koban and Xux offshore fields and the Quesqui, Ixachi, Tupilco Profundo, Sini, Racemosa and Madrefil onshore field projects. Exploration drilling activity decreased by 45.9% from 2023 to 2024, from 61 exploratory wells completed in 2023 to 33 exploratory wells completed in 2024. Development drilling activity decreased by 32.7% from 2023 to 2024, from 156 development wells completed in 2023 to 105 development wells completed in 2024. In 2024, we completed the drilling of 138 wells in total. In 2024, our exploration drilling activity was focused on the shallow waters of the Gulf of Mexico and onshore regions, and our development drilling activity was focused on increasing the production of crude oil and associated gas at new offshore fields Tlatitok and Sejkan and onshore fields Obba, Bakte, Macavil and Puk.

In 2024, we invested in four new developments, two of them in offshore shallow water fields and two in onshore fields. We will continue with the development of the other 16 that we have been developing since 2019, resulting in a total of 20 new developments, 11 in shallow water and nine in onshore fields. As of December 31, 2024, 17 of these 20 fields were productive, nine in shallow water and eight in onshore fields. These 17 fields had an average production of 145 thousand barrels per day of crude oil and 759 million cubic feet per day of natural gas in 2024.

Our primary objectives for 2025 include: (i) to have hydrocarbon reserves incorporation rates aligned with the production targets; (ii) optimize the portfolio of our exploration and production segment and (iii) increase the reliability and operational efficiency of the facilities through efficient use of resources and development of productive projects. We aim to meet these objectives through the following strategies: (1) increase and accelerate the incorporation of hydrocarbon reserves by prioritizing our exploration activities onshore, in conventional shallow waters and in adjacent blocks; (2) accelerating secondary and enhanced recovery processes to increase the recovery factor for hydrocarbon reserves in our mature and new fields; (3) expediting the development of newly discovered fields; (4) prioritizing and developing activities that improve the restitution rate of proved reserves and strengthen the hydrocarbon exploitation portfolio; (5) mitigating the production decline of the oil and gas fields and (6) reducing costs and increasing the efficiency of operations in exploration, production and industrial transformation.

Entering 2025, our production goals include producing crude oil at a level of approximately 1,577.8 thousand barrels per day and maintaining natural gas production above 4,413.8 million cubic feet per day. We aim to meet these production goals through (a) exploration and development activities, (b) increasing inventory reserves through new discoveries and reclassifications and (c) managing the decline in field production by focusing our exploration and production activities in areas where we have greater experience and higher historical success rates, such as secondary and tertiary recovery systems. In addition, we intend to reallocate resources away from deep-water projects, which tend to be expensive and long-term activities, and towards shallow water and onshore projects, which have the potential for near-term results. In 2025, we plan to incorporate five new developments, one of them in an offshore shallow water field and four in onshore fields. We will continue with the development of the other 18 that we have been developing since 2019, resulting in a total of 23 developments, 11 in shallow water and 12 in onshore fields. We expect that 17 of these 23 fields will produce an aggregate of 161 thousand barrels per day of crude oil and 1,099 million cubic feet per day of natural gas by December 2025.

Industrial Transformation

Effective March 19, 2025, Pemex Industrial Transformation has been dissolved and all of the assets, liabilities, rights and obligations of Pemex Industrial Transformation have been assumed by Petróleos Mexicanos. For more information, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the

Company—History and Development—Recent Energy Reform.” We do not expect changes in the reporting of our industrial transformation segment operations as a result of this change.
Our industrial transformation segment is comprised of four principal activities: (i) refining, (ii) gas and aromatics, (iii) ethylene and derivatives, and (iv) fertilizers.
Refining
In 2024, Pemex Industrial Transformation converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. We also distribute and market most of these products throughout Mexico. During 2024, atmospheric distillation refining capacity remained stable at 1,640.0 thousand barrels per day, which does not include the capacity of 340 thousand barrels per day from the Olmeca Refinery.

In 2024, crude oil processing by the National Refining System registered an increase of 14.3%, from 792.0 thousand barrels per day in 2023 to 905.6 thousand barrels per day, mainly due to improved performance at certain refineries, particularly at the refineries of Salina Cruz with a crude oil processing of 198.7 thousand barrels per day, Cadereyta with 143 thousand barrels per day, Salamanca with 128.2 thousand barrels per day, Minatitlán with 123.5 thousand barrels per day, and Madero with 112.8 thousand barrels per day.

In 2024, Pemex Industrial Transformation produced 912.1 thousand barrels per day of refined products, an increase of 12.8% compared to 808.3 thousand barrels per day in 2023.

Our primary goal for this business line during 2025 is to increase the production and yields of distillates to improve refinery profitability. To this end, we will focus on enhancing the efficiency and reliability of refining processes through the rehabilitation program in the National Refining System. Furthermore, we will continue working to stabilize processes at the Olmeca Refinery to increase its maximum operational capacity and will complete the residual utilization project in the Tula Refinery.

Gas and Aromatics

During 2024, Pemex Industrial Transformation processes wet natural gas to obtain dry natural gas, ethane, liquefied petroleum gas (LPG) and other natural gas liquids, along with aromatic derivatives chain products such as toluene, benzene and xylene. In 2024, our total sour natural gas processing capacity remained at 4,523.0 million cubic feet per day.

In 2024, we processed 2,318.9 million cubic feet per day of wet natural gas, of which 2,025.2 million cubic feet per day were sour wet gas and 293.7 million cubic feet per day were sweet wet gas. This is 11.9% lower than the 2,632.8 million cubic feet per day we processed in 2023. This decrease is due to a reduction in sour wet gas production in the southeast region of Pemex Exploration and Production.

In 2024, we produced 151.6 thousand barrels per day of natural gas liquids, an 8.6% decrease compared to 165.8 thousand barrels produced per day in 2023.This decrease is explained by lower liquid production at the Cactus Gas Processing Complex, mainly due to reduced wet gas supply from Pemex Exploration and Production. In 2024, we produced 1,832.6 million cubic feet per day of dry gas (natural gas with a methane content exceeding 90.0%), a decrease of 11.6% compared to 2,073.0 million cubic feet per day produced in 2023, primarily due to a 20.7% reduction in gas production at the Cactus gas processing complex.

In 2024, we produced 591.7 thousand tons of aromatics and derivatives, an increase of 179.2 thousand tons or 43.4%, compared to 412.5 thousand tons in 2023. This growth is due to extended operational uptime of the Continuous Catalytic Reforming (CCR) unit of our La Cangrejera petrochemical complex.

Our primary goal for 2025 for this business line is to address critical risks in the production stages of the gas processing complexes, prioritizing maintenance and rehabilitation efforts to restore dry gas production, enhancing liquefiable products recovery, boosting LPG, ethane and natural gasoline production, as well as improving reliability and operational efficiency in the aromatics supply chain.
Ethylene and Derivatives

As of December 31, 2024, Pemex Industrial Transformation produced, distributed and marketed ethane and propylene derivatives. In 2024, we produced a total of 600.9 thousand tons of petrochemical products, a 14.6% decrease from the 703.5 thousand tons of petrochemical products produced in 2023. This decrease is mainly attributed to operational issues in the linear low-density polyethylene (LLDPE) Swing unit at the Morelos petrochemical complex, which was out of operation throughout 2024.
Our ethylene segment leverages the integration of the ethane production chain to manufacture several petrochemical products, including:
•Ethane derivatives: ethylene, polyethylenes, ethylene oxide and glycols;
•propylene and its derivatives; and
•other products, including, but not limited to, oxygen, nitrogen, hydrogen and butadiene

The primary goal for the ethylene and derivatives segment in 2025 will focus on major repairs and rehabilitation of processing units and main services at La Cangrejera and Morelos petrochemical complexes, and to increase the reliability and efficiency of the ethane-ethylene supply chain.
Fertilizers
Our fertilizers business integrates the ammonia production chain. In 2024, ammonia production at the Cosoleacaque petrochemical complex reached 721.3 thousand tons, of which 209.2 thousand tons were ammonia, representing an increase of 2.8 thousand tons with respect to 2023. In 2024, carbon dioxide production was 512.1 thousand tons, which represents a increase of 113.4 thousand tons with respect to 2023. The increases in production levels of ammonia and carbon dioxide were primarily due to the restart of operations of the Ammonia Units VI and VII in our Cosoleacaque petrochemical complex.

For the fertilizer business line in 2025, we will continue implementing our industrial transformation strategy, in alignment with Pemex’s 2023-2027 Business Plan.
Logistics

As of December 31, 2024, our logistics segment operated through the productive state-owned subsidiary Pemex Logistics and provided land, maritime and pipeline transportation, storage and distribution services to some of our subsidiaries, local gas stations and distributors. See “—Business Overview—Transport and Distribution” in this Item 4. As of March 19, 2025, Pemex Logistics has been dissolved and all of the assets, liabilities, rights and obligations of Pemex Logistics have been assumed by Petróleos Mexicanos. For more information, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.” We do not expect changes in the reporting of our logistics segment operations as a result of this change.
During 2024, we injected 1,667.0 thousand barrels per day of crude oil and petroleum products into our pipelines, representing a 5.2% increase as compared to 2023 when we injected 1,584.5 thousand barrels per day, mainly due to higher fuel sales and an increase in crude oil process in refineries.
During 2024, we injected 130.0 thousand barrels per day of LPG, representing a 1.6% increase as compared to the 128.0 thousand barrels per day of LPG injected in 2023, due to an increase in the requirements of Pemex Industrial Transformation in the terminals and interconnections associated with the pipeline transport system for liquefied petroleum gas. Additionally, we injected 2.3 thousand barrels per day of petrochemicals in 2024, a decrease of 36.1% as compared to the 3.6 thousand barrels per day we injected in 2023. This decrease was mainly due to a decreased demand for isobutane at the Minatitlán and Salina Cruz refineries.

In 2024, we transported a total of 2,444.2 thousand barrels per day of petroleum products: 1,799.3 thousand barrels per day (73.6%) were injected by pipeline systems, 457.8 thousand barrels per day (18.7%) were transported by land (with 373.0 thousand barrels per day by tank truck and 84.8 thousand barrels per day by tank car) and the remaining 187.1 thousand barrels per day (7.7%) were transported by tankers.
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
In 2024, our crude oil exports decreased in volume by 21.9%, from 1,032.8 thousand barrels per day in 2023 to 806.2 thousand barrels per day in 2024. Natural gas imports increased by 59.2% in 2024, from 463.4 million cubic feet per day in 2023 to 737.7 million cubic feet per day in 2024. Petrochemical products exports increased by 138.7%, from 7.5 metric tons in 2023 to 17.9 metric tons in 2024. In contrast, petrochemical product imports decreased by 67.8% in 2024, from 452.7 thousand metric tons in 2023 to 145.7 thousand metric tons in 2024. In 2024, exports of other petroleum products and liquefied petroleum gas increased by 18.0%, from 186.3 thousand barrels per day in 2023 to 219.8 thousand barrels per day in 2024. Meanwhile, imports of other petroleum products and liquefied petroleum gas decreased by 8.9%, from 309.7 thousand barrels per day in 2023 to 282.2 thousand barrels per day in 2024. As a major supplier of crude oil to the United States, our international trading segment’s crude oil exports to the United States amounted to U.S.$ 20.7 billion in 2024, a decrease of U.S.$ 6.0 billion with respect to 2023.

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
Tuxtla Gutiérrez
Tapachula
Salina Cruz

Exploration and Production
Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2024, we completed 14,690 exploration and development wells. During 2024, our average success rate for exploratory wells was 30.3%, an increase of 2.4 percentage points as compared to a success rate of 27.9% in 2023. Our average success rate for development wells was 92.4%, a decrease of 1.8 percentage points as compared to 94.2% for 2023. We discovered six new fields during 2024 (Macavil, Puk, Jep, Tlatitok, Tlatitok-Sur and
Sejkan) and two new reservoirs in two existing fields (Madrefil and Yawa), bringing the total number of our producing fields to 330.

Our 2024 exploration program was comprised of exploration in both the onshore and the offshore regions of the Gulf of Mexico. Our exploratory activities yielded 37.1 million barrels of oil equivalent of proved reserves resulting from the discovery of the six oil-producing fields and two new reservoirs in two existing fields.

The following table summarizes our drilling activity for the five years ended December 31, 2024, all of which occurred in Mexican territory.

	Year ended December 31,
	2024	2023	2022	2021	2020
Wells initiated(1)	138	217	201	159	157
Exploratory wells initiated(1)	33	61	39	32	28
Development wells initiated(1)	105	156	162	127	129
Wells drilled(2)	138	217	201	159	183
Exploratory wells	33	61	39	32	17
Productive exploratory wells(3)	10	17	20	17	6
Dry exploratory wells	23	44	19	15	11
Success rate %	30	28	51	53	35
Development wells (4)	105	156	162	127	166
Productive development wells	97	147	161	126	158
Dry development wells	8	9	1	1	8
Success rate %(4)	92	94	99	99	95
Producing wells (annual averages)	5,312	6,265	6,501	7,767	6,326
Marine region	572	571	575	647	517
Southern region	845	851	760	1,150	855
Northern region	3,895	4,843	5,166	5,970	4,954
Producing wells (at year end)(5)	5,312	6,265	6,501	6,515	6,303
Crude oil	3,779	3,936	4,039	3,977	3,949
Natural gas	1,533	2,329	2,462	2,538	2,354
Producing fields	330	317	326	323	313
Marine region	64	60	61	58	49
Southern region	79	68	74	74	76
Northern region	187	189	191	191	188
Drilling rigs	66	94	82	80	84
Kilometers drilled	601	808	730	503	638
Average depth by well (meters)	4,355	3,656	3,535	3,525	3,486
Discovered fields(6)	8	5	11	7	2
Crude oil	7	5	11	6	2
Natural gas	—	—	—	—	—
Gas and condensate	1	—	—	1	—
Average crude oil and natural gas output by well (barrels of oil equivalent per day)	466	424	386	379	382
Total developed acreage (km2)(7) (8)	7,414	7,470	7,616	7,391	7,419
Total undeveloped acreage (km2)(7) (8)	526	592	518	695	616

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
(6)Includes: new fields and new reservoirs with proved reserves (Macavil, Puk, Jep, Tlatitok, Tlatitok-Sur, Sejkan, Madrefil and Yawa).
(7)Figures include fractional interests obtained pursuant to joint ventures and associations.
(8)These values relate only to our current assignments.
Source: Pemex Exploration and Production.
Extensions and Discoveries

During 2024, our exploration activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of six new hydrocarbon fields (Macavil, Puk, Jep, Tlatitok, Tlatitok-Sur and Sejkan) and two new reservoirs in existing fields (one in the Madrefil field and one in the Yawa field). Together, these discoveries amounted to 37.1 million barrels of oil equivalent of proved reserves.
Reserves
Under the Mexican Constitution, all oil and other hydrocarbon reserves located in Mexican territory are owned by the Mexican nation and not by us. As of December 31, 2024, Pemex Exploration and Production had the right to extract, but did not own, the reserves granted to us by the Mexican Government and to sell the resulting production. As of the date of this annual report, the exploration and development activities of Petróleos Mexicanos are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2024 were prepared by our exploration and production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit the estimates of our oil and gas reserves. Pursuant to the Lineamientos que Regulan los Procedimientos de Cuantificación y Certificación de Reservas de la Nación (Guidelines for Regulating the Nation’s Reserves Quantification and Certification Procedures), the Ministry of Energy must review the proved reserves reports estimates every year and issue a resolution no later than the second week of April of the following year, or in some unforeseen circumstances, no later than the second week of September. However, as of the date of this annual report, the Ministry of Energy has not yet issued a resolution with respect to the reserves report as of December 31, 2024. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—Hydrocarbon reserves are based on estimates, which are uncertain and subject to revisions.”
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

During 2024, we did not record any material increase in our proved oil and gas reserves as a result of the use of new technologies.

In order to ensure the reliability of our reserves estimation efforts, we have undertaken the internal certification of our estimates of reserves since 1996. We have established certain internal controls in connection with the preparation of our proved reserves estimates. Initially, teams of geoscientists from our exploration and production business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the Gerencia de Certificación de Reservas de Hidrocarburos (Office of Certification of Hydrocarbon Reserves), the central hydrocarbon reserves management body of Pemex Exploration and Production, review and certify such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Office of Certification of Hydrocarbon Reserves, which also oversees and conducts an internal audit of the process described above, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. Additionally, the engineers who participate in our reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) and analytical tools used in forecasting the performance of the various elements comprising the production system; and design strategies in petroleum field development. Furthermore, all of our personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of 20 years of professional experience.

In addition to this internal review process, our exploration and production segment’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited our estimates of proved reserves as of December 31, 2024, or January 1, 2025, as applicable: DeGolyer and MacNaughton, GLJ and Ryder Scott (we refer to these firms together as the "Independent Engineering Firms"). The reserves estimates reviewed by the Independent Engineering Firms represented 71.3% of our estimated proved reserves. The remaining 28.7% of our estimated proved reserves consisted mainly of reserves located in certain onshore fields in northern Mexico and certain offshore fields, including areas that have been shared with third-parties through Exploration and Production (E&P) contracts.

GLJ audited the reserves in the Cantarell, Ku-Maloob-Zaap, Reynosa, Veracruz, Cinco Presidentes and Macuspana-Muspac business units, Ryder Scott audited the reserves in the Poza Rica-Altamira, Bellota-Jujo, Samaria-Luna, Abkatún-Pol-Chuc and Litoral de Tabasco business units, and DeGolyer and MacNaughton audited the reserves in the fields recently added to our inventory registry. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data that we have provided; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of some of our fields; (3) economic analysis of fields; and (4) review of our production forecasts and reserves estimates.

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
Our total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 6.8% in 2024, from 5,894.0 million barrels in 2023 to 5,494.5 million barrels in 2024. This decrease was the result of a slightly lower variation in proved reserves due to discoveries, developments, delineations and revisions. The fields that were categorized as proved reserves due to drilling of development wells, new discoveries and revisions were mainly: Quesqui, Mulach, Ayatsil, Ayín, Yaxché, Suuk, Tetl, Akal
NW, Tupilco Profundo, Cibix, Teca, Tlalkivak, Agua Fría, Coapechaca, Castarrical, Batsil, Akal, Valeriana, Escobal, Corralillo, Tlakati, Arenque, Tajín, Rabasa, Soledad, Soledad Norte, Furbero, Xikin, Poza Rica, Humapa, Palo Blanco, Teekit Profundo, Cuitláhuac and Platanal. Our proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 1.0% in 2024, from 3,500.3 million barrels in 2023 to 3,463.9 million barrels in 2024. The amount of our proved reserves of crude oil, condensate and liquefiable hydrocarbon reserves added in 2024 was lower than the level of production in 2024, which amounted to 705.0 million barrels of crude oil, condensates and liquefiable hydrocarbons.

Our total proved developed and undeveloped dry gas reserves increased by 23.3% in 2024, from 8,250.3 billion cubic feet at December 31, 2023 to 10,173.6 billion cubic feet at December 31, 2024. Our proved developed dry gas reserves increase by 33.8% in 2024, from 4,314.0 billion cubic feet at December 31, 2023 to 5,773.4 billion cubic feet at December 31, 2024. This increase was principally due to an increase in proved developed dry gas reserves of the Ixachi field. The amount of dry gas reserves added in 2024 was sufficient to offset the level of production in 2024, which amounted to 888.2 billion cubic feet of dry gas. Our proved undeveloped dry gas reserves increased by 11.8% in 2024, from 3,936.3 billion cubic feet at December 31, 2023 to 4,400.2 billion cubic feet at December 31, 2024. This increase in proved undeveloped reserves was due to the development of the Ixachi field, mainly due to the drilling of development wells and revisions, which allowed these reserves to be classified as proven developed reserves.

During 2024, our exploration activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of six new hydrocarbon fields (Macavil, Puk, Jep, Tlatitok, Tlatitok-Sur and Sejkan) and two new reservoirs in existing fields (one in the Madrefil field and one in the Yawa field). Together, these discoveries amounted to the incorporation of 37.1 million barrels of oil equivalent of proved reserves.

In 2024, our proved reserves decreased by 29.8 million barrels of oil equivalent, as a result of accounting for discoveries, development reclassifications and revisions.

The following three tables of crude oil and dry gas reserves set forth our estimates of our proved reserves determined in accordance with Rule 4-10(a).
Summary of Oil and Gas(1) Proved Reserves as of December 31, 2024
Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	3,463.9	5,773.4
Proved undeveloped reserves	2,030.6	4,400.2
Total proved reserves	5,494.5	10,173.6
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
Source: Pemex Exploration and Production.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2024	2023	2022	2021	2020
Proved developed and undeveloped reserves	(in millions of barrels)
At January 1	5,894	6,089	6,073	6,041	5,961
Revisions(2)	271	529	647	565	651
Extensions and discoveries	26	16	78	115	97
Production	(705)	(744)	(710)	(697)	(695)
Farm-outs and transfer of E&P contracts and fields due to CNH bidding process	8	4	1	49	27
At December 31	5,494	5,894	6,089	6,073	6,041
Proved developed reserves at December 31	3,464	3,500	3,698	3,649	3,603
Proved undeveloped reserves at December 31	2,031	2,394	2,391	2,424	2,438

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
Source: Pemex Exploration and Production.
Dry Gas Reserves

	2024	2023	2022	2021	2020
Proved developed and undeveloped reserves	(in billions of cubic feet)
At January 1	8,251	7,080	7,040	6,984	6,352
Revisions(1)	2,752	2,069	847	195	1,240
Extensions and discoveries	56	12	43	590	176
Production(2)	(888)	(917)	(854)	(751)	(819)
Farm-outs and transfer of E&P contracts and fields due to CNH bidding process	4	7	4	22	35
At December 31	10,175	8,251	7,080	7,040	6,984
Proved developed reserves at Proved developed and undeveloped reserves December 31	5,773	4,314	4,368	3,934	3,922
Proved undeveloped reserves at December 31	4,400	3,936	2,711	3,106	3,062

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
Source: Pemex Exploration and Production.

The following table sets forth, as of December 31, 2024, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 94.3% of our proved reserves.

	Reserves			Number of Producing Wells	Number of Undeveloped Locations(2)
Field	Proved(1)	Developed(1)	Undeveloped(1)
	(in millions of barrels of oil equivalent)
Ixachi	1,338.7	737.7	601.0	23	38
Ayatsil	903.7	903.7	—	33	—
Ku-Maloob-Zaap	648.2	552.1	96.1	223	8
Aceite Terciario del Golfo(3)	558.2	103.2	454.9	1,145	2,918
Akal	553.8	209.9	343.9	40	5
Quesqui	302.0	295.6	6.4	36	1
Kayab	208.5	—	208.5	—	26
Yaxché	197.6	68.6	129.0	23	—
Pit	151.5	—	151.5	—	13
Zama	107.7	—	107.7	—	26
Balam(4)	105.5	105.5	—	18	—
Lakach	101.4	—	101.4	—	4
Ek(4)	86.5	86.5	—	19	—
Tamaulipas Constituciones	80.0	59.0	21.0	187	87
Antonio J. Bermudez(5)	67.3	50.9	16.4	184	25
Tekel	65.8	41.3	24.5	2	2
Tupilco Profundo	65.0	61.1	3.9	16	2
Onel	51.5	51.5	—	15	—
May	49.8	36.0	13.9	9	1
Madrefil	48.7	42.9	5.8	8	1
Koban	47.9	29.4	18.4	4	1
Teotleco	45.8	40.0	5.9	16	3
Utsil	42.0	—	42.0	—	8
Mulach	41.0	23.2	17.8	13	—
Arenque	37.5	22.6	14.9	8	2
Cheek	27.3	23.0	4.3	5	—
Xanab	27.0	27.0	—	10	—
Sihil	26.5	26.5	—	20	—
Eltreinta	25.8	18.1	7.6	19	10
Poza Rica	25.4	17.9	7.5	143	20
Homol	24.6	18.1	6.5	3	1
Sini	24.0	14.0	10.0	8	4
Bolontikú	23.2	23.2	—	2	—
Abkatún	23.1	23.1	—	13	—
Etkal	22.9	22.9	—	4	—
Valeriana	22.9	0.2	22.7	3	2
Ixtoc	21.4	21.4	—	8	—
Macavil	21.4	—	21.4	—	2
Ixtal	21.2	21.2	—	12	—
Itta	20.1	15.6	4.5	6	—
Racemosa	19.7	12.2	7.5	3	2
Xux	18.8	18.8	—	5	—
Tentok	18.7	1.1	17.6	3	—
Gasífero	18.1	18.1	—	32	—
Tlamatini	18.0	4.6	13.4	3	—
Costero	17.6	17.6	—	6	—
Giraldas	15.5	15.5	—	6	—
Tlacame	15.1	9.4	5.6	5	1
Teekit Profundo	15.0	2.5	12.4	3	—
Tsimín	14.8	13.8	1.0	4	—
Tizón	14.8	14.8	—	6	—
Och	14.7	10.9	3.7	5	—
Ayín	14.2	—	14.2	—	2
Lum	14.2	9.7	4.5	2	3
Nejo	14.0	6.7	7.3	142	39
Etkal-NE	14.0	—	14.0	—	2
Bellota	13.9	8.5	5.5	7	2
Jujo-Tecominoacán	13.8	13.8	—	8	—
Pokche-NE	13.7	13.7	—	2	—
Cacalilao	13.4	3.3	10.1	68	97
Takín	13.4	13.4	—	3	—
Atoyatl	13.1	13.1	—	2	—
Bakte	12.8	3.4	9.4	1	1
Pánuco	12.7	2.8	9.9	61	120
Caparroso-Pijije-Escuintle	12.3	12.3	—	12	—
Esah	11.8	8.3	3.5	4	—
Pokche	11.4	11.4	—	4	—
Rabasa	11.2	11.2	—	43	—
Xanab-SE	11.2	7.8	3.4	—	—
Nohoch	10.9	10.9	—	6	—
Niquita	10.5	—	10.5	—	4
Bacab	10.4	10.4	—	4	—
Bedel	10.4	10.4	—	23	—
Cuervito	10.3	3.9	6.3	104	38
Chuc	10.3	10.3	—	7	—
Uech	10.2	10.2	—	2	—
Cuitláhuac	10.2	10.0	0.3	171	26
Puerto Ceiba	10.1	10.1	—	12	—
Teca	9.9	3.3	6.6	5	—
Cibix	9.8	9.8	—	14	—
Chac	9.0	9.0	—	5	—
Cactus	8.8	8.8	—	15	—
Taratunich	8.8	5.5	3.3	3	1
Platao	8.8	6.3	2.5	3	1
San Ramón	8.5	8.5	—	20	—
Manik NW	8.3	8.3	—	3	—
Sen	8.1	8.1	—	15	—
Chinchorro	7.7	7.7	—	3	—
Batab	7.2	7.2	—	—	—
Tlalkivak	7.2	7.2	—	4	—
Akal NW	7.0	0.6	6.4	2	—
Terra	7.0	7.0	—	8	—
Castarrical	6.9	6.9	—	3	—
Sunuapa	6.7	6.7	—	8	—
Edén-Jolote	6.5	4.7	1.8	4	1
Bagre	6.4	6.4	—	—	—
Tintal	6.1	6.1	—	4	—
Chucox NW	5.7	5.0	0.7	5	1
Cibix-401Exp	5.7	5.7	—	2	—
Tokal	5.6	3.4	2.2	2	2
Vinik	5.5	—	5.5	—	3
Paki	5.5	—	5.5	—	2
Yawa	5.3	0.7	4.6	1	4
Octli	5.3	5.3	—	4	—
Chiapas-Copanó	5.2	5.2	—	6.0	—
Jacinto	5.1	5.1	—	4.0	—
Marsopa	5.1	5.1	—	—	—
Atún	5.0	5.0	—	—	—
Cinco Presidentes	4.9	4.9	—	21.0	—
Sinán	4.7	4.7	—	3.0	—
Kab	4.6	4.6	—	4.0	—
Guaricho	4.3	4.3	—	12.0	—
Bricol	4.3	4.3	—	5.0	—
Sejkan	4.3	—	4.3	—	2.0
Kambesah	4.3	4.3	—	4.0	—
Tlatitok-Sur	4.1	—	4.1	—	2.0
Velero	4.1	4.1	—	96.0	—
Culebra	4.0	4.0	—	249.0	—
Total	7,028.9	4,351.6	2,677.0	3,584	3,566
Our proved reserves	7,450.6	4,574.0	2,876.6
Percentage	94.3%	95.1%	93.1%

Note: Numbers may not total due to rounding.
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
(5)Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.
Source: Pemex Exploration and Production.

Our RRR for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2024, we obtained 846.0 million barrels of oil equivalent of proved reserves, which represents an RRR of 96.6%, as compared to our RRR of 103.2% in 2023. Although our RRR has trended downwards in recent years and decreased below 100% in 2024, we expect to continue achieving an RRR of around 100% in the following years.
Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2024, this ratio was 8.5 years for proved reserves.
For more information, see Note 29 to our consolidated financial statements included herein.
Sales Prices and Production Costs
The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 10% or more of our proved reserves.
Unit Sales Prices and Production Costs(1)

	Ku-Maloob-Zaap	Ayatsil	Other Fields	All Fields
	(in U.S. dollars)
Year ended December 31, 2024
Average sales prices
Crude oil, per barrel	$60.40	$55.87	$76.32	$70.44
Natural gas, per thousand cubic feet	$—	$—	$3.63	$3.63
Average production costs, per barrel of oil equivalent	$14.78	$11.54	$13.20	$13.49
Year ended December 31, 2023
Average sales prices
Crude oil, per barrel	$52.38	$44.36	$72.95	$65.89
Natural gas, per thousand cubic feet	$4.21	$3.51	$3.86	$3.87
Average production costs, per barrel of oil equivalent	$15.49	$17.34	$14.07	$14.50
Year ended December 31, 2022
Average sales prices
Crude oil, per barrel	$75.09	$62.78	$100.99	$89.84
Natural gas, per thousand cubic feet	$7.36	$6.17	$7.17	$7.17
Average production costs, per barrel of oil equivalent(2)	$21.06	$20.13	$16.54	$17.80
(1)Average of sales prices.
(2)Modified to reflect accounting adjustment in 2022.
Source: Pemex Exploration and Production

In 2024, our average production cost was U.S.$13.49 per barrel of oil equivalent, which represented a decrease of 7.0%, as compared to our average production cost of U.S.$14.50 per barrel of oil equivalent in 2023. This decrease is attributed mainly to the optimization of product consumption, improvements in the operation of equipment, wells and facilities, and greater efficiency in the maintenance of drilling equipment.
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
Crude Oil and Natural Gas Production
In 2024, we produced an average of 1,741.1 thousand barrels per day of crude oil, a decrease of 6.1% as compared to our average production of 1,854.8 thousand barrels per day of crude oil in 2023. The decrease in 2024 is mainly due to a decline in production at some of our main fields, including Zaap, Quesqui, Xanab and Pokche, as a result of unusually bad weather conditions affecting the continuity of offshore operations and delays in the completion of wells with high complexity due to their depth, pressure and temperature conditions. Our average production of heavy crude oil decreased by 47.4 thousand barrels per day, or 4.9% less than the average daily production in 2023, mainly due to the natural decline of the Ku, Zaap, Ek, Balam and Akal fields. In 2024, the average production of light crude oil decreased by 66.4 thousand barrels per day, or 7.5%, as compared to 2023. The decrease in light crude oil production was mainly due to the natural decline of the Quesqui, Tupilco Profundo, Xanab, Pokche and Itta fields.
Crude oil can be classified by its sulfur content. “Sour” or heavy crude oil contains 3.4% or greater sulfur content by weight and “sweet” or light crude oil contains less than 1.0% sulfur content by weight. Most of our production is classified as sour or heavy crude oil.
Our exploration and production segment primarily produces five types of crude oil:
1.Altamira, a heavy crude oil;
2.Maya, a heavy crude oil;
3.Zapoteco, a light crude oil;
4.Istmo, a light crude oil; and
5.Olmeca, an extra-light crude oil.

Most of our production consists of Istmo and Maya crude oil. In 2024, 52.8% of our total production of crude oil consisted of heavy crude oil and 47.2% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (74.9% of these regions’ production in 2024), although significant volumes of light and extra light crude oil are also produced there (25.1% of these regions’ production in 2024). The Southern region yields mainly light and extra-light crude oil (together, 95.9% of this region’s production in 2024, as well as lesser amounts of heavy crude oil (4.1% of this region’s production in 2024) and the Northern region yields both light and extra-light crude oil (63.2% of this region’s production in 2024) and heavy crude oil (36.8% of this region’s production in 2024).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Ku-Maloob-Zaap, Litoral de Tabasco, Abkatún-Pol-Chuc and Cantarell business units in the Marine regions and the Samaria Luna and Bellota-Jujo business units in the Southern region. In particular, the Ku-Maloob-Zaap business unit remained our most important crude oil producer in 2024, producing an average of 585.2 thousand barrels per day of crude oil in 2024, or 33.6% of our total crude oil production for the year, and 818.7 million cubic feet per day of natural gas, or 18.1% of our total natural gas production for the year. Our second most important crude oil producer was Bellota-Jujo which produced an average of 321.1 thousand barrels per day of crude oil in 2024, or 18.4% of our total crude oil production for the year, and an average of 780.4 million cubic feet per day of natural gas, or 17.3% of our total natural gas production for the year.
The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2024.
Crude Oil Production

	Year ended December 31,
	2024	2023	2022	2021	2020	2024 vs. 2023
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	853.2	902.8	873.1	937.2	976.1	(5.5)
Light crude oil(1)	286.3	329.2	412.2	431.8	397.1	(13.0)
Total	1,139.6	1,232.0	1,285.3	1,369.0	1,373.2	(7.5)
Southern region
Heavy crude oil	19.7	17.9	7.5	19.5	32.8	10.3
Light crude oil(1)	455.8	498.6	372.0	251.3	194.9	(8.6)
Total	475.5	516.4	379.4	270.8	227.8	(7.9)
Northern region
Heavy crude oil	46.3	45.9	49.9	50.7	65.5	0.9
Light crude oil(1)	79.7	60.4	49.5	45.2	19.8	32.0
Total	126.0	106.3	99.4	95.9	85.3	18.6
Total heavy crude oil	919.3	966.6	930.5	1,007.3	1,074.5	(4.9)
Total light crude oil(1)	821.8	888.2	833.7	728.3	611.8	(7.5)
Total crude oil	1,741.1	1,854.8	1,764.2	1,735.7	1,686.3	(6.1)

Note: Numbers may not total due to rounding.
(1)Includes extra-light crude oil.

Source: Pemex Exploration and Production.
The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2024.
Crude Oil Production

	Year ended December 31,
	2024	2023	2022	2021	2020	2024 vs. 2023
	(in thousands of barrels per day)					(%)
Marine regions
Ku-Maloob-Zaap	585.2	615.9	639.3	718.1	784.3	(5.0)
Litoral de Tabasco	285.7	326.6	349.4	325.4	258.2	(12.5)
Cantarell	141.5	163.8	158.3	160.9	161.2	(13.6)
Abkatún-Pol-Chuc	127.1	125.8	138.3	164.6	169.4	1.0
Total	1,139.6	1,232.0	1,285.3	1,369.0	1,373.2	(7.5)
Southern region
Bellota-Jujo	321.1	364.0	221.5	114.0	71.8	(11.8)
Samaria-Luna	83.3	84.4	85.8	87.5	86.3	(1.3)
Macuspana-Muspac	35.9	35.4	39.6	36.3	33.2	1.4
Cinco Presidentes	35.1	32.7	32.5	33.1	36.5	7.3
Total	475.5	516.4	379.4	270.8	227.8	(7.9)
Northern region
Veracruz	80.8	55.4	48.4	41.9	28.4	45.8
Poza Rica-Altamira	44.4	49.5	49.9	53.0	55.5	(10.3)
Burgos	0.9	1.4	1.1	1.0	1.6	(35.7)
Total	126.0	106.3	99.4	95.9	85.4	18.5
Total crude oil	1,741.1	1,854.8	1,764.2	1,735.7	1,686.3	(6.1)

Note: Numbers may not total due to rounding.

Source: Pemex Exploration and Production.

The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2024, the average crude oil production from the 64 fields located in these regions was 1,139.6 thousand barrels per day.
The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2024, the average crude oil production from the 79 fields located in this region was 475.5 thousand barrels per day.
The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2024, the average crude oil production in the Northern region totaled 126.0 thousand barrels per day of crude oil, from the 187 oil fields in this region.
The following table sets forth our annual natural gas production by region and business unit for the five years ended December 31, 2024.
Natural Gas Production

	Year ended December 31,
	2024	2023	2022	2021	2020	2024 vs. 2023
	(in millions of cubic feet per day)					(%)
Marine regions
Ku-Maloob-Zaap	818.7	768.7	788.6	834.9	871.4	6.5
Cantarell	618.6	888.2	860.4	1,055.0	1,163.6	(30.4)
Litoral de Tabasco	502.0	576.1	576.5	555.8	626.4	(12.9)
Abkatún-Pol-Chuc	307.7	345.4	375.6	402.5	362.3	(10.9)
Total	2,247.0	2,578.3	2,601.1	2,848.2	3,023.7	(12.9)
Southern region
Bellota-Jujo	780.4	909.4	645.2	325.1	162.9	(14.2)
Samaria-Luna	258.6	270.6	283.5	298.7	331.6	(4.4)
Macuspana-Muspac	122.7	145.3	198.2	268.9	309.6	(15.6)
Cinco Presidentes	36.0	38.7	47.3	43.9	59.6	(6.9)
Total	1,197.6	1,364.0	1,174.3	936.6	863.7	(12.2)
Northern region
Veracruz	628.3	448.4	398.7	332.2	224.4	40.1
Burgos	361.0	417.8	419.3	445.2	522.2	(13.6)
Poza Rica-Altamira	77.6	90.9	99.4	108.2	127.6	(14.6)
Total	1,067.0	957.1	917.4	885.7	874.1	11.5
Total natural gas	4,511.6	4,899.4	4,692.8	4,670.5	4,761.6	(7.9)
Note: Numbers may not total due to rounding.
Source: Pemex Exploration and Production.

In 2024, the Marine regions produced 2,247.0 million cubic feet per day of natural gas, or 49.8% of our total natural gas production, a decrease of 12.9% as compared to the production of 2,578.3 million cubic feet per day in 2023. In 2024, the Southern region produced 1,197.6 million cubic feet per day of natural gas, or 26.5% of our total natural gas production, a decrease of 12.2% as compared to the production of 1,364.0 million cubic feet per day in 2023. In 2024, the Northern region produced 1,067.0 million cubic feet per day of natural gas, or 23.6% of our total natural gas production, an increase of 11.5% as compared to the production of 957.1 million cubic feet per day in 2023.

Our average natural gas production decreased by 7.9% in 2024, from 4,899.4 million cubic feet per day in 2023 to 4,511.6 million cubic feet per day in 2024. Natural gas production associated with crude oil production accounted for 58.9% of total natural gas production in 2024, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. As of December 31, 2024, 222 of our 330 gas producing fields, or 40.2%, produced non-associated gas. These non-associated gas fields accounted for 41.1% of all of our natural gas production in 2024.
Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps.162,616 million in 2024, as compared to Ps.165,905 million in 2023, representing a decrease of 2.0%. Of our total capital expenditures, (i) Ps.20,065 million was allocated to Ku-Maloob-Zaap, (ii) Ps.8,429 million was allocated to Integral Yaxché,(iii) Ps.5,908 million was allocated to Ek-Balam, (iv) Ps.3,652 million was allocated to Cuenca de Veracruz, (v) Ps.2,320 million was allocated to Crudo Ligero Marino, (vi) Ps.1,936 million was allocated to Ogarrio-Sánchez Magallanes, (vii) Ps.1,459 million was allocated to Antonio J. Bermúdez, (viii) Ps 1,377 million was allocated to Delta del Grijalva, (ix) Ps.1,373 million was allocated to Aceite Terciario del Golfo and (x) Ps.1,312 million was allocated to Burgos. The expenditures for these ten projects amounted Ps.47,831 million, which represented 29.4% of our capital expenditures in exploration and production. In addition, we invested Ps.71,335 million in nominal terms in new fields under construction and development
(43.9% of the total). The remaining 26.7 % amounted to Ps.43,450 million in nominal terms, which was directed to the 12 remaining projects, as well as to other exploration, drilling and services projects.
Exploration and Production Capital Expenditures and Budget

For 2025, our total capital expenditures budget is Ps.94,761 million, as compared to Ps.162,616 million of capital expenditures made in 2024, representing a decrease of 41.7% to reflect a budgetary rebalancing. Our 2025 budget includes Ps. 29,362 million allocated to all 22 ongoing strategic exploration and production projects, Ps. 46,762 million allocated to new fields under development, Ps. 18,531 million allocated to other exploration projects, and Ps. 106 million allocated to drilling activities and services. Of our total exploration and production investment budget for 2025, Ps. 74,871 million, or 79.0 % of the total, is allocated to investments in fields and development projects, and the remaining Ps. 19,890 million, or 21.0% of the total, is allocated to exploration activities.

The 2025 exploration and production budget includes (i) Ps.10,736 million for investments in Ku-Maloob-Zaap, (ii) Ps.4,489 million for investments in Integral Yaxché (iii) Ps.2,009 million for investments in Cuenca de Veracruz, (iv) Ps.1,747 million for investments in Ek-Balam, (v) Ps. 1,449 million for investments in Chuc, (vi) Ps.1,062 million for investments in Antonio J. Bermúdez, (vii) Ps.1,045 million for investments in Delta Grijalva, (viii) Ps.1,034 million for investments in El Golpe-Puerto Ceiba, (ix) Ps. 850 million for investments in Bellota-Chinchorro and (x) Ps.829 million for investments in Ogarrio-Sánchez Magallanes. These 10 projects totaled Ps.25,250 million, Ps.46,762 million of which were allocated to development of new fields and Ps.22,749 million were allocated to the remaining projects, including other strategic and exploration projects and those with drilling and services purposes for development activities.

Exploration and Production Investment Trends

In nominal terms, we invested Ps.38,574 million in exploration activities during 2024, which represented 23.7% of the total capital expenditures of our exploration and production business segment. This represented a 9.1% decrease from the Ps. 42,449 million invested in exploration activities in 2023. In 2024, we invested Ps.124,042 million in nominal terms, or 76.3% of the total capital expenditures of Pemex Exploration and Production in development and exploration activities. This represented a 0.5% increase from the Ps.123,456 million invested in these activities in 2023.

For 2025, we have budgeted Ps.19,890 million in exploration activities, or 21.0% of our total capital expenditures budget, for exploration activities of our exploration and production segment. This represents a 48.4% decrease from the amount we invested in exploration activities in 2024. For development and exploration activities in 2025, we have budgeted Ps.74,871 million, or 79.0% of total capital expenditures of Pemex Exploration and Production. This represents a 39.6% decrease compared to the amount that we invested in these activities in 2024.

Our projected exploration and development capital expenditures correspond to the areas assigned to us through bidding rounds, which represent the areas in which we are exploring, operating or have an interest in developing based on our operational capabilities. The Ministry of Energy granted us the right to explore and develop these areas with the objective of maintaining our production levels in the short term, while providing us with sufficient exploration opportunities to increase our production in the future. Given that a significant number of exploration areas are reserved by the Mexican Government for potential future competitive bidding rounds, we intend to carry out our strategy of increasing production and improving our RRR over time by entering into strategic joint ventures with other oil and gas companies. During 2024, we continued evaluating the use of CSIEEs as a replacement for farm-outs to foster private sector participation in our operations. The CSIEE model seeks to increase production by offering an incentive based on the production received and sharing the risk involved in operations according to the terms of each contract. Each CSIEE contract has a term of between 15 and 25 years. CSIEE contracts are expected to replace farm-outs as a vehicle for private sector participation, although existing farm-outs will remain for the duration of their respective terms. These contracts establish the respective contractual rights and obligations of the parties concerning the development, extraction and production of hydrocarbons. Exploration activities may also be included, subject to governmental approval.

As of December 31, 2024, Pemex Exploration and Production had signed four CSIEE contracts. For more information regarding CSIEEs, see “Item 4—Exploration and Production—Crude Oil Distribution—Farm-outs and CSIEEs.”
The capital expenditures of our exploration and production segment have represented between 78.3% and 82.2% of our total capital expenditures of the previous three years. In 2025, the capital expenditures budget for our exploration and production segment comprised 76.3% of our total capital expenditures.
The following tables sets forth our capital expenditures, excluding non-capitalizable maintenance, related to exploration and development for each of the three years ended December 31, 2022, 2023 and 2024, as well as the budget for 2025. Capital expenditure amounts derive from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Exploration and Development Capital Expenditures

	Year ended December 31,(1)						Budget 2025(2)
	2024		2023		2022
	(in millions of pesos) (3)
Exploration	Ps.	38,574	Ps.	42,449	Ps.	43,028	Ps.	19,890
Development	124,042		123,456		118,810		74,871
Total	Ps.	162,616	Ps.	165,905	Ps.	161,838	Ps.	94,761

Note: Numbers may not total due to rounding.
(1)Amounts based on cash basis method of accounting.
(2)Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
(3)Figures are stated in nominal pesos.
Source: Pemex Exploration and Production

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our ten projects of 2024 with the most capital expenditures were: Ku-Maloob-Zaap, Integral Yaxché, Ek-Balam, Cuenca de Veracruz, Crudo Ligero Marino, Ogarrio-Sánchez Magallanes, Antonio J. Bermúdez, Delta del Grijalva, Aceite Terciario del Golfo and Burgos.

Exploration and Production’s Capital Expenditures

	Year ended December 31,(1)						Budget 2025(2)
	2024		2023		2022
	(in millions of pesos)(3)
Exploration and Production
Ku-Maloob-Zaap	20,065		20,958		24,238		10,736
Integral Yaxché	8,429		4,693		4,692		4,489
Ek-Balam	5,908		6,229		7,509		1,747
Cuenca de Veracruz	3,652		4,624		5,691		2,009
Crudo Ligero Marino	2,320		1,615		1,854		653
Ogarrio-Sánchez Magallanes	1,936		2,273		1,741		829
Antonio J. Bermúdez	1,459		1,680		2,156		1,062
Delta del Grijalva	1,377		677		1,148		1,045
Aceite Terciario del Golfo	1,373		1,035		1,140		714
Burgos	1,312		1,301		435		196
Cactus-Sitio Grande	976		687		1,983		817
Bellota-Chinchorro	932		985		1,134		850
Cantarell	849		2,136		3,239		411
El Golpe-Puerto Ceiba	822		1,070		1,277		1,034
Chuc	745		2,050		2,155		1,449
Integral Poza Rica	721		391		255		381
Tsimin-Xux	543		125		465		189
Jujo-Tecominoacán	478		1,315		2,772		387
Ixtal-Manik	177		31		471		187
Tamaulipas-Constituciones	93		111		170		88
Costero Terrestre	33		1		3		78
Cuenca de Macuspana	23		13		16		11
Lakach	—		277		664		—
Arenque	—		—		—		—
Other Exploratory Projects	36,302		38,696		38,005		18,531
Other Development Projects	71,335		71,855		57,405		46,762
Quesqui	22,360		24,368		12,907		6,397
Ixachi	11,111		5,114		5,017		5,471
Tupilco Profundo	5,904		8,027		1,991		4,792
Mulach	5,069		6,072		3,379		2,433
Cibix	3,358		560		745		2,073
Pokche NE	2,338		4,131		—		1,296
Akal NW	1,871		494		—		798
Atoyatl	1,518		9		—		3,126
Racemosa	1,494		757		20		626
Pokche	1,461		5,819		9,895		722
Camatl	1,440		441		—		2,346
Platao	1,358		14		—		1,470
Tlalkivak	1,256		1,582		—		875
Tlamatini	1,234		1,175		1,706		51
Tlacame	1,065		1,200		918		511
Cheek	941		2		48		224
Xanab SE	932		763		—		816
Teca	892		4,081		5,124		414
Tlakati	814		—		—		1,007
Cibix-401EXP	700		—		—		1,026
Suuk	697		332		2,519		—
Valeriana	634		—		—		233
Itta	603		3,187		1,833		706
Tentok	456		195		—		4,432
Teekit Profundo	412		778		3,173		438
Actul	269		7		—		220
Esah	198		1,913		610		514
Chucox	170		—		—		710
Techiaktli	157		—		—		647
Manik NW	150		—		696		—
Tetl	131		14		1,129		311
Etkal NE	91		—		—		54
Bakte	88		—		—		835
Octli	75		45		404		240
Sejkan	59		—		—		316
Uchbal	17		316		2,550		44
Xinich	12		—		—		13
Paki	—		262		—		—
Koban	—		151		2,615		—
Xikin	—		25		48		389
Cahua	—		11		50		169
Hok	—		4		28		7
Kayab	—		3		—		10
Pit	—		3		—		—
Drilling and Services	756		1,077		1,220		106
Total	Ps.	162,616	Ps.	165,905	Ps.	161,838	Ps.	94,761

Notes: Numbers may not total due to rounding.
(1)Amounts based on cash basis method of accounting.
(2)Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
(3)Figures are stated in nominal pesos.
Source: Petróleos Mexicanos.

Ku-Maloob-Zaap Project. Project Ku-Maloob-Zaap was our most important producer of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Ayatsil, Bacab, Lum, Ku, Maloob, Tekel, Utsil and Zaap fields, and extends over an area of 305.7 square kilometers. As of December 31, 2024, a total of 378 wells were completed, 223 of which were producing. The project produced an average of 585.2 thousand barrels per day of crude oil, which represented 33.6% of our total production, and 818.7 million cubic feet per day of natural gas in 2024. As of December 31, 2024, cumulative production amounted to 7.3 billion barrels of crude oil and 4.8 trillion cubic feet of natural gas. As of December 31, 2024, proved hydrocarbon reserves totaled 1.6 billion barrels of crude oil and 0.559 trillion cubic feet of natural gas. Total proved reserves were 1.7 billion barrels of oil equivalent, of which 1.5 billion barrels of oil equivalent were proved developed reserves.
In nominal peso terms, our exploration and production segment’s capital expenditures for this project amounted to Ps.20,958 million in 2023 and Ps.20,065 million in 2024. Our total accumulated capital expenditures for this project were U.S.$31.9 billion as of December 31, 2024. We expect that our capital expenditures for this project will total Ps.10,736 million in 2025.
In 2024, we paid U.S.$40.7 million to acquire 94.0 billion cubic feet of nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant. For 2025, we expect to spend U.S.$40.6 million to acquire 108.1 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Tsimín-Xux Project. This project consists of the Tsimín and Xux fields, which include volatile oil and gas condensate reservoirs in the shallow waters of the Gulf of Mexico. The Tsimín field is located 62 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, while the Xux field is located on the continental shelf of the Gulf of Mexico, approximately ten kilometers off the coast of Tabasco. During 2024, no new wells were completed at the Xux or Tsimín fields. During 2024, average daily production at Tsimín-Xux totaled 22.5 thousand barrels of crude oil and 115.4 million cubic feet of natural gas. During 2024, the sales prices of the light and extra-light crude oil produced at these fields averaged U.S.$81.71 per barrel, making this one of our most important projects in terms of revenue generation.
As of December 31, 2024, cumulative production totaled 0.2 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves amounted to 33.6 million barrels of oil equivalent, of which 32.6 million barrels of oil equivalent were proved developed reserves.
In nominal peso terms, our exploration and production segment’s capital expenditures for this project were Ps.125 million in 2023 and Ps.543 million in 2024. Our total accumulated capital expenditures for this project were U.S.$384.3 million as of December 31, 2024. We expect that our capital expenditures for this project will total Ps.189 million in 2025.
Chuc Project. Project Chuc is the third largest producer of light crude oil in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. This project covers an area of 213 square kilometers. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, at a depth of between the 20 and 100 meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Abkatún, Batab, Caan, Ché, Chuc, Chuhuk, Etkal, Homol, Kanaab, Kuil, Onel, Pol, Taratunich and Tumut. As of December 31, 2024, 132 wells were completed, of which 56 were producing. During 2024, average production totaled 70.4 thousand barrels per day of crude oil and 236.1 million cubic feet per day of natural gas. As of December 31, 2024, cumulative production totaled 6.1 billion barrels of crude oil and 7.5 trillion cubic feet of natural gas. As of December 31, 2024, proved hydrocarbon reserves totaled 105.4 million barrels of oil and 363.0 billion cubic feet of natural gas, or 158.5 million barrels of oil equivalent. As of December 31, 2024, total proved developed reserves amounted to 148.6 million barrels of oil equivalent.
In nominal peso terms, our exploration and production segment’s capital expenditures for this project amounted to Ps.2,050 million in 2023 and Ps.745 million in 2024. Our total accumulated capital expenditures for this project were U.S.$8.55 billion as of December 31, 2024. We expect that our capital expenditures for this project will total Ps.1,449 million in 2025.

Cantarell Project. Project Cantarell is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kambesah, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 294.4 square kilometers. As of December 31, 2024, there were a total of 573 wells drilled in the Cantarell project, 86 of which were producing. During 2024, Cantarell was the fourth most important producer of crude oil in Mexico, averaging 53.3 thousand barrels per day of crude oil. This represented a decrease of 16.1% from 2023 due to the decline of the remaining crude oil reserves in these fields. Natural gas production from Cantarell during 2024 averaged 594.9 million cubic feet per day. This was 31.1% lower than the 2023 average natural gas production.

As of December 31, 2024, the cumulative production of Cantarell amounted to 14.5 billion barrels of crude oil and 12.2 trillion cubic feet of natural gas. As of December 31, 2024, Cantarell's proved oil and gas reserves amounted to 203.0 million barrels of crude oil and 1,533.2 billion cubic feet of natural gas. As of December 31, 2024, total proved reserves amounted to 639.3 million barrels of oil equivalent, 295.4 million of which were proved developed reserves.

The Akal field, which is the most important field in Cantarell, averaged 15.4 thousand barrels per day of crude oil production during 2024. This was 29.0% less than the average production in 2023, which amounted to 21.7 thousand barrels per day.
In nominal peso terms, our exploration and production segment’s capital expenditures for Cantarell amounted to Ps.2,136 million in 2023 and Ps.849 million in 2024. Our total accumulated capital expenditures for this project were U.S$42.31 billion as of December 31, 2024. We expect that our capital expenditures for this project will total Ps.411 million in 2025.
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
During 2024, we paid U.S.$175.9 million under this contract for an approximate total volume of 369.1 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2025, our exploration and production segment expects to pay U.S.$193.7 million under this contract for an approximate total volume of 421.9 billion cubic feet of nitrogen to be injected into the fields.

Crudo Ligero Marino Project. Project Crudo Ligero Marino is located on the continental shelf in the Gulf of Mexico, across the coasts of the states of Tabasco and Campeche, about 75 kilometers from the Dos Bocas Marine Terminal in Paraíso and 89 kilometers northwest from Ciudad del Carmen, Campeche. The project's main objectives through 2035 are to construct one marine structure, drill additional wells and implement secondary recovery, intervention, optimization and maintenance techniques to its facilities, particularly in the Sinan, Kab and Kax fields. As of December 31, 2024, a total of 102 wells had been completed at this project, of which 27 were producing. During 2024, average daily production amounted to 33.0 thousand barrels of crude oil and 97.6 million cubic feet of natural gas. As of December 31, 2024, cumulative production amounted to 993.6 million barrels of crude oil and 2,884.0 billion cubic feet of natural gas. Proved oil and gas reserves amounted to 64.1 million barrels of crude oil and 256.2 billion cubic feet of natural gas. Total proved reserves amounted to 110.1 million barrels of oil equivalent, 92.5 million of which were proved developed reserves.
In nominal peso terms, our exploration and production segment’s capital expenditures for Crudo Ligero Marino amounted to Ps.1,615 million in 2023 and Ps.2,320 million in 2024. As of December 31, 2024, our total accumulated capital expenditures for this project were U.S.$1,031.5 million. We expect our capital expenditures for this project will total Ps.653 million in 2025.

Integral Yaxché Project. Project Integral Yaxché is located in shallow waters over the continental shelf in the Gulf of Mexico, off the coasts of the states of Tabasco and Campeche. The project is at a depth between 10- and 50-meter isobaths, approximately 14 kilometers from the Dos Bocas Maritime Terminal in Paraíso, Tabasco and 154 kilometers to the southwest of Ciudad del Carmen, Campeche. During 2024, average daily production at Integral Yaxché amounted to 91.7 thousand barrels per day of crude oil and 52.4 million cubic feet per day of natural gas.

As of December 31, 2024, cumulative production totaled 622.0 million barrels of crude oil and 419.3 billion cubic feet of natural gas. Proved oil and gas reserves totaled 211.4 million barrels of crude oil and 98.1 billion cubic feet of natural gas. Total proved reserves amounted to 224.6 million barrels of oil equivalent, of which 95.6 million barrels of oil equivalent were proved developed reserves.
In nominal peso terms, our capital expenditures for Integral Yaxché amounted to Ps.4,693 million in 2023 and Ps.8,429 million in 2024. As of December 31, 2024, our total accumulated capital expenditures for this project were U.S.$6.5 billion. We expect that our capital expenditures for this project will total Ps.4,489 million in 2025.
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

As of December 31, 2024, Ogarrio-Sánchez Magallanes had 209 producing wells. Average daily production amounted to 26.0 thousand barrels of crude oil and 28.6 million cubic feet of natural gas during 2024. As of December 31, 2024, cumulative production amounted to 1.4 billion barrels of crude oil and 2.0 trillion cubic feet of natural gas. Proved hydrocarbon reserves amounted to 48.4 million barrels of crude oil and 80.5 billion cubic feet of natural gas. Total proved reserves amounted to 60.9 million barrels of oil equivalent, of which 55.0 million barrels were proved developed reserves.
In nominal peso terms, our capital expenditures for Ogarrio-Sánchez Magallanes amounted to Ps.2,273 million in 2023 and Ps.1,936 million in 2024. As of December 31, 2024, our total accumulated capital expenditures for this project were U.S.$672.2 million. We expect that our capital expenditures for this project will total Ps.829 million in 2025.

Antonio J. Bermúdez Project. Project Antonio J. Bermúdez is designed to accelerate reserves recovery, as well as increase the recovery factor, by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2024, a total of 909 wells had been completed, of which 184 were producing. During 2024, the project produced an average of 26.9 thousand barrels per day of crude oil and 47.0 million cubic feet per day of natural gas. As of December 31, 2024, cumulative production was 3.1 billion barrels of crude oil and 5.0 trillion cubic feet of natural gas. As of December 31, 2024, proved hydrocarbon reserves in these fields amounted to 58.5 million barrels of crude oil and 40.1 billion cubic feet of natural gas. As of December 31, 2024, total proved reserves amounted to 67.3 million barrels of oil equivalent, of which 50.9 million were proved developed reserves.
In nominal peso terms, our exploration and production segment’s capital expenditures for Antonio J. Bermúdez amounted to Ps.1,680 million in 2023 and Ps.1,459 million in 2024. As of December 31, 2024, our total accumulated capital expenditures for this project were U.S.$9.9 billion. We expect that our capital expenditures for this project will total Ps.1,062 million in 2025.
Burgos Project. Project Burgos is the largest producer of non-associated gas in Mexico. The purpose of this project is to enable us to meet increasing domestic demand for natural gas. The fields in Burgos accounted for 8.7% of our total natural gas production in 2024. The project is located in northeastern Mexico.
During 2024, Burgos produced an average of 393.7 million cubic feet per day of natural gas. In 2024, five new wells were completed at this project, bringing our total completed wells drilled to 8,096 of which 1,592 were producing. The most important fields are Nejo, Arcabuz, Culebra, Cuitláhuac, Cuervito, Velero and Santa Anita, which together produced 51.8% of the total production of Burgos in 2024.
Main Fields of Project Burgos(1)
(as of December 31, 2024)

	Nejo	Arcabuz- Culebra	Cuitláhuac	Velero	Cuervito	Santa Anita
Wells completed	455	985	448	225	154	86
Producing wells	142	409	171	96	104	10
2024 production of natural gas (million cubic feet per day)	36.0	72.9	30.6	19.7	21.5	23.2
Cumulative production of natural gas (billion cubic feet)	13.2	26.7	11.2	7.2	7.9	8.5
Proved reserves of natural gas (billion cubic feet)	67.5	32.9	61.8	22.8	75.1	1.4
Proved developed reserves	34.6	32.9	60.3	22.8	28.6	1.4
Proved undeveloped reserves	32.9	—	1.5	—	46.4	—
(1)This table considers natural gas production and reserves corresponding exclusively to Pemex Exploration and Production.
Source: Pemex Exploration and Production.

During 2024, proved reserves decreased by 29.6 million barrels of oil equivalent, from 106.0 million barrels of oil equivalent in 2023 to 76.4 million barrels of oil equivalent in 2024. This decrease was primarily due to a decrease in gas prices, as well as a further production decline from some Burgos project fields.
In nominal peso terms, our exploration and production segment’s capital expenditures (including capital expenditures made pursuant to Financed Public Works Contracts, or “FPWCs”) for Burgos amounted to Ps.1,301 million in 2023 and Ps.1,312 million in 2024. As of December 31, 2024, our total accumulated capital expenditures for this project were U.S.$20.7 billion. We expect that our capital expenditures for this project will total Ps.196 million in 2025.

Aceite Terciario del Golfo Project (Project ATG, formerly Paleocanal de Chicontepec). Project ATG is located in the Northern region and covers an area of 4,243 square kilometers. This project comprises 29 fields, which are divided among eight sectors. As of December 31, 2024, there was a total of 4,779 wells completed, of which 1,145 were producing. The project produced an average of 15.7 thousand barrels per day of crude oil in 2024 as compared to 17.3 thousand barrels per day of crude oil in 2023, which represents a 9.2% decrease. Additionally, Project ATG produced an average of 29.9 million cubic feet per day of natural gas in 2024, as compared to 35.5 million cubic feet of natural gas per day in 2023, which represents a 15.8% decrease. The decrease in natural gas production was primarily due to the decline in pressure in certain reservoirs. As of December 31, 2024, cumulative production was 366.4 million barrels of crude oil and 804.0 billion cubic feet of natural gas. As of December 31, 2024, proved reserves totaled 461.3 million barrels of crude oil and 815.6 billion cubic feet of natural gas. Total proved hydrocarbon reserves were 573.3 million barrels of oil equivalent, of which 104.9 million barrels of oil equivalent were proved developed reserves.

During 2024, field development activities at the project included drilling six new wells and the completion of six wells, all of which were classified as producing. As of December 31, 2024, 92.6% of the total producing wells were operating with artificial systems such as mechanical, pneumatic, hydraulic and electric pumping, while the remaining 7.4% were “flowing wells” that are classified accordingly because they did not require any means of artificial lift.
In nominal peso terms, our exploration and production segment’s capital expenditures for Project ATG amounted to Ps.1,035 million in 2023 and Ps.1,373 million in 2024. As of December 31, 2024, our total accumulated capital expenditures for this project were U.S.$13.5 billion. We expect that our capital expenditures for this project will total Ps.714 million in 2025.
Crude Oil Sales
During 2024, domestic consumption of crude oil amounted to 918.0 thousand barrels per day, which represented 52.7% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. Maya crude oil accounted for 57.4% of exported crude oil volume sold by PMI in 2024. See “—Business Overview—International Trading” in this Item 4.
The following table sets forth crude oil distribution for the past five years.
Crude Oil Distribution

	At December 31,
	2024	2023	2022	2021	2020	2024 vs. 2023
	(in thousands of barrels per day)					(%)
Production	1,741.1	1,854.8	1,764.2	1,735.7	1,686.3	(6.1)
Distribution
Refineries	918.0	819.6	826.8	716.9	601.7	12.0
Export terminals	806.2	1,032.8	953.1	1,017.0	1,124.4	(21.9)
Total	1,724.2	1,852.4	1,779.9	1,733.9	1,726.1	(6.9)
Statistical differences in stock measurements(1)	16.9	2.4	(15.7)	1.8	(39.8)	604.2

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

The burning of gases is considered the most significant atmospheric emission from offshore oil and gas facilities into the atmosphere. In 2024 this represented 4.8% of total gas production, down from 7.0% of gas production in 2023. The decrease in gas flaring was mainly due to improved gas handling operations at subsea facilities.
Pipelines
The crude oil and natural gas pipeline network owned by our exploration and production segment connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2024, this pipeline network consisted of approximately 36,437 kilometers of pipelines, of which 2,065 kilometers were located in the Northeast Marine region, 1,716 kilometers were located in the Southeast Marine region, 8,119 kilometers were located in the Southern region and 24,537 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Logistics” in this Item 4.
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

In 2024, natural gas production in the current FPWC blocks reached 35.9 million cubic feet per day and condensate production reached 0.9 thousand barrels per day, for a total of 8.1 thousand barrels of oil equivalent per day.

During 2024, contractors expended U.S.$172.1 million in connection with Integrated E&P Contracts. In 2024, production in the existing Integrated E&P blocks reached 7.3 thousand barrels per day of crude oil and 14.9 million cubic feet per day of natural gas, for a total of 11.5 thousand barrels of oil equivalent per day.

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

The CSIEE model seeks to increase production by providing incentive-based remuneration dependent on the production received and sharing the operating risks according to the terms of each contract. Since 2019, four CSIEE have been subscribed to, even though just three are currently operating:

•Cuitláhuac: This CSIEE contract was signed on July 25, 2023 and covers the assets A-0112-M-Campo Cuitláhuac, located in the Northwest portion of the Burgos Basin, southwest of the city of Reynosa, Tamaulipas. This development plan aims to recover a 218.2 billions of cubic feet of wet gas, equivalent to 41.0 million barrels of oil equivalent, over the course of the contract’s 15-year term.

•Bacab-Lum: This CSIEE contract was signed on July 1, 2024 and consists of two extraction assets: A-0035-3M – Campo Bacab and A-0196-M – Campo Lum, located in territorial waters west of the Yucatán Peninsula in the Gulf of Mexico. This development plan aims to recover a volume of 73.2 million barrels of oil and 17.5 billions of cubic feet of associated gas, equivalent to 76.1 million barrels of oil equivalent, over the course of the contract’s 15-year term.

•Lakach: This CSIEE contract was signed on July 5, 2024 and encompasses the deepwater asset A-0188-M – Campo Lakach, located in the territorial waters in the Gulf of Mexico off the shores of the state of Veracruz. With this business scheme, it is estimated to recover a reserve volume of 847.9 billions of cubic feet of gas, equivalent to 149.0 million barrels of oil equivalent, over the course of the contract’s 15-year term.

•Coapechaca Block IV: This CSIEE contract was signed on November 27, 2024. This block is located inside the asset A-0094-5M-Campo Coapechaca in northern Veracruz. It is estimated to obtain a volume of 26.7 million barrels of oil and 46.7 billion cubic feet of associated gas, equivalent to 31.8 million barrels of oil equivalent over the course of the contract’s 15-year term.
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

On October 19, 2023, the early termination procedure for the reduction and return of a portion of the contract area, from 1,285.2 km2 to 36.7 km2, as a result of the relinquished area not forming part of the development or extraction area. On September 26, 2024, the third modifying agreement of CNH-A1-TRION/2016 was executed to reflect the new delimitation of the contract area.

Construction of the Trión Floating Production Unit (FPU) began on November 1, 2024. On December 12, 2024, the operator, Woodside Petróleo Operaciones de México S. de R.L. de C.V., opened its offices in Tampico, Tamaulipas.

During 2024, Woodside Petróleo Operaciones de México S. de R.L. de C.V.'s Unique Registration Code, environmental impact assessment and registration applications were submitted to the Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector, or "ASEA") and the Trión FPU was assigned to the Deepwater Thalassa drilling platform. During 2024, the project development phase had incurred total expenditures of U.S.$765.0 million and had achieved overall progress of 20%.

As of January 1, 2025, National Hydrocarbons Commission certified a total volume of 3P reserves of 630.2 million barrels of oil equivalent.

Ogarrio, Cárdenas-Mora and Ayin-Batsil Farm-outs

In addition to the Trión farm-out, on October 4, 2017, the National Hydrocarbons Commission held a bidding round for farm-outs of the Ogarrio, Cárdenas-Mora and Ayin-Batsil blocks. No bids were received for the Ayin-Batsil block, which is located in the shallow waters of the Gulf of Mexico. However, multiple bids were received for the Ogarrio block. The Ogarrio and Cárdenas-Mora blocks, both onshore fields located in the state of Tabasco, were awarded to the German company Deutsche Erdoel AG (DEA), which later formally changed its name to Wintershall Dea México, S. de R.L. de C.V., and the Egyptian company Cheiron Holdings Limited (Cheiron), respectively. DEA’s bid consisted of an initial cash payment of U.S.$190.0 million, a royalty rate of 13% and an additional cash payment of U.S.$213.9 million, which is the highest sign-up bonus submitted in a National Hydrocarbons Commission bidding round as of the date of this annual report. Cheiron’s bid consisted of an initial cash payment of U.S.$125.0 million, a royalty rate of 13% and an additional cash payment of U.S.$41.5 million. The contracts were signed on March 6, 2018 and have a term of 25 years. We retained a 50% interest in both blocks. The Ogarrio and Cárdenas-Mora fields are currently in the development stage following the approval of the development plan by the National Hydrocarbons Commission. In 2024, the Ogarrio field produced 4.3 thousand barrels of crude oil per day and 9.7 million cubic feet per day of natural gas. In 2024, the Cárdenas-Mora block produced 4.6 thousand barrels per day of crude oil and 12.1 million cubic feet per day of natural gas.
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

On May 2, 2017, Pemex Exploration and Production entered into a production-sharing contract with the National Hydrocarbons Commission to upgrade the assignments under the shared shallow water production concession structure for the Ek and Balam project area located in Campeche Basin. Within the framework of the contract, which has a term of 22 years with two possible five-year extensions, the Mexican Government will retain 70.5% of the operating profits and Pemex Exploration and Production will retain 29.5% of the operating profits, as long as there is a cost recovery carry forward. Pemex Exploration and Production provided a guarantee of U.S.$5.0 billion in connection with this contract. During 2024, we produced an average of 84.1 thousand barrels per day of crude oil and 20.6 million cubic feet per day of natural gas pursuant to such contract.
On June 19, 2017, we participated in another bidding round conducted by the National Hydrocarbons Commission, referred to as Round 2.1. As a result of this bidding process, we won two blocks. We were awarded Block 2, which covers an area of 549 square kilometers and is located on the continental shelf of the Tampico-Misantla basin, to the west of the Gulf of Mexico, in partnership with Wintershall Dea México, S. de R.L. de C.V. We are the operating partner in this block and own a 70% interest. Additionally, we were awarded Block 8, which is in the Southeastern Basins and covers an area of 586 square kilometers, in partnership with Colombia’s Ecopetrol. In Block 8, we are also the operating partner and own a 50% interest. As part of its strategy to optimize its portfolio of exploration projects, Ecopetrol assigned its participation interest to us, and on November 15, 2022, the National Hydrocarbons Commission approved the exit of Ecopetrol from this project. The corresponding contracts for the exploration and extraction of hydrocarbons with Wintershall Dea México, S. de R.L. de C.V. and Ecopetrol were signed on September 25, 2017. The documentation reflecting Ecopetrol's exit from Block 8 is currently being finalized with the National Hydrocarbons Commission. Both blocks are in the exploration phase following approval of the exploration plans by the National Hydrocarbons Commission in November and October of 2018, respectively.

On December 18, 2017, we executed contracts in association with Petrofac México, S.A. de C.V., or Petrofac, under which we assigned to Petrofac the rights to certain fields that were part of the El Golpe-Puerto Ceiba project, including the onshore fields of Santuario and El Golpe located in the state of Tabasco. We have a 64% interest in this project. During 2024 we had an average production of 16.3 thousand barrels per day of crude oil and 19.7 million cubic feet per day of gas. These fields are currently in the development stage following approval of the development plan by the National Hydrocarbons Commission on April 28, 2022.
On March 2, 2018, we completed the first migration of an FPWC. The FPWC governing the Misión block was migrated to a shared production contract with Servicios Múltiples de Burgos, S.A. de C.V. and the National Hydrocarbons Commission. The Misión block is in the states of Nuevo León and Tamaulipas. We have a 51% interest in the contractual area and the average production under this contract in 2024 amounted to 65.2 million cubic feet per day of natural gas. The FPWC governing the Misión block allows exploration and extraction activities. The development and exploration plans approved by the National Hydrocarbons Commission were carried out December 2022 and April 2023, respectively. The Misión block is currently in both the exploration and extraction phases.

On March 27, 2018, we successfully participated in the first call of bidding Round 3 of the National Hydrocarbons Commission, and were awarded seven contractual areas in shallow waters, six of them as part of a consortium and one on an individual basis. Pemex Exploration and Production was awarded four blocks in the Southeast Basins: two in consortium with Total S.A., one with Shell Oil Company and one individually, as well as three blocks corresponding to the province of Tampico-Misantla-Veracruz: two in partnership with Compañía Española de Petróleos and one in partnership with Wintershall Dea México, S. de R.L. de C.V.

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

1.Block 16 with Wintershall Dea México, S. de R.L. de C.V. as operator with 50%. We have a 50% interest in the contractual area, which spans 785 square kilometers and is in the Tampico-Misantla-Veracruz area. After conducting geological studies, the consortium decided to relinquish its interest in the contractual area. As of the date of this annual report, this process is ongoing.

2.Block 17 with Wintershall Dea México, S. de R.L. de C.V. as operator with 50%. We have a 50% interest in the contractual area, which spans 842 square kilometers and is in the Tampico-Misantla-Veracruz area. After conducting geological studies, the consortium decided to relinquish its interest in the contractual area. As of the date of this annual report, this process is ongoing.

3.Block 18 We are the operator of and have a 100% interest in the contractual area, which spans 813 square kilometers and is in the Tampico-Misantla-Veracruz area. Cepsa E.P. Mexico, S. de R.L. de C.V. assigned its participation interest to us and on December 5, 2023, the National Hydrocarbons Commission approved their exit of Cepsa in this project.

4.Block 29. We are the operator of and have a 100% interest in the contractual area, which spans 471 square kilometers and is in the Cuencas del Sureste area. As of the end of 2024, two exploration wells were drilled in this block, resulting in a gas and condensate discovery and dry hole.

5.Block 32 with Total E&P México, S. A. de C.V. We operate the block with a 50% interest in the contractual area, which spans 1,027 square kilometers and is in the Cuencas del Sureste area. As part of the exploratory process and after conducting geological studies, the consortium decided to and is in the process of relinquishing its interest in the contractual area.

6.Block 33 with Total E&P Mexico, S. de R.L. de C.V. as operator. We have a 50% interest in the contractual area, which spans 581 square kilometers and is in the Cuencas del Sureste area. In the first quarter of 2024, the drilling of an exploratory well was completed, resulting in a dry well.

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

On August 3, 2018, we migrated the Integrated E&P Contract for the Ébano block to a shared production contract with DS Servicios Petroleros, S.A. de C.V. (DIAVAZ), as operator, and D&S Petroleum, S.A. de C.V. The Ébano block spans an area of 1,569.1 square kilometers and is located in the states of Veracruz, San Luis Potosí and Tamaulipas. In 2024, average production under this contract amounted to 3.9 thousand barrels per day of crude oil and 2.0 million cubic feet per day of gas. We and DIAVAZ contributed to a corporate guarantee delivered to the Mexican Government in accordance with our respective interests in the partnership. The corporate guarantee amounted to U.S.$500 million, 45% of which was contributed by us and 55% of which was contributed by DIAVAZ.

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

On November 21, 2018, we migrated the Integrated E&P Contract for the Miquetla block to a license contract with Operadora de Campos DWF, S.A. de C.V., as operator. The Miquetla block spans 139.7 square kilometers and is located in the states of Puebla and Veracruz. In 2024, average production under this contract was 0.7 thousand barrels per day of crude oil and 3.1 million cubic feet per day of natural gas. We have a 49% interest in the contractual area and the contract has a term of 30 years. Our license contract for the Miquetla block allows for exploration and extraction activities. The National Hydrocarbons Commission approved the development and exploration plans in November 2023. As of the date of this annual report, Miquetla block is currently in both the exploration and extraction phases.

On December 9, 2019, the Talos-led consortium submitted to the Ministry of Energy a shared reservoir notice for the Zama field. On March 5, 2020, the Ministry of Energy resolved to continue with the unitization process.

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

We and the Block 7 Consortium were unable to reach an agreement with respect to the unitization of the Zama field. Therefore and in accordance with current legislation, the Ministry of Energy determined the terms and conditions of the unitization on March 22, 2022, via the document entitled Resolución de Unificación, Campo Zama (Unitization Resolution for Zama Field).

On July 22, 2021, the Ministry of Energy appointed Pemex Exploration and Production as the operator of Zama. On September 3, 2021, Talos submitted a dispute notification to the Ministry of Economy regarding the designation of Pemex Exploration and Production as the operator of Zama. Thus, considering that Talos has not started additional actions aimed to continue the dispute and according to the official term for the process, it is considered formally concluded.

On March 23, 2022, Pemex Exploration and Production received the Unitization Resolution of Zama Field issued by the Ministry of Energy. Pursuant to the resolution, Pemex Exploration and Production, as the unit operator, submitted to the National Hydrocarbons Commission the field development plan of the Zama Unit on March 23, 2023. On this regard, the operating committee of the Zama Unit comprised of Pemex Exploration and Production and the Block 7 Consortium Firms held three meetings to discuss and define relevant aspects of the field development plan of the unit. In addition, Pemex Exploration and Production and the Consortium undertook meetings to address technical issues related to field development, infrastructure, detailed engineering, industrial safety, among others. Thus, the plan was approved by the operating committee of the Zama Unit.

In accordance with the Unitization Resolution for Zama Field, on May 4, 2022, Pemex Exploration and Production submitted to the National Hydrocarbons Commission the Evaluation Report and the Declaration of Commercial Discovery for the Zama Field.

The field development plan for the Zama Unit was authorized by the National Hydrocarbons Commission on June 1, 2023. The plan contemplates the installation of two production platforms, the drilling and completion of 29 development wells and 17 injector wells, as well as infrastructure for conditioning and distribution of the oil and gas to be produced.

On September 26, 2023, our Board of Directors approved the business case for the Zama field, which contemplates an aggregate of Ps.92 billion in investments over the 2023-2054 time period.

In May 2024, a Systems, Applications, and Products in Data processing (SAP) system was implemented so the companies involved in the Zama Unit could open a banking account via an operative trust. Since July 2024, we have acted as unit operator and have issued cash calls for expenses incurred.

During 2024, we executed several technical studies and undertook various activities aimed at preparing the environmental impact statement at a regional level. Furthermore, some seismic acquisition feasibility studies were conducted and meetings were undertaken among the Technical Sub Committee members to discuss technical topics such as weight optimization for the future offshore infrastructure, selection of modular versus semi-submersible drilling rig and the production model optimization. Likewise, a Front-End Engineering Design (FEED) study contract was signed with a consortium lead by the Doris Group and was rescheduled to be concluded in April 2025 due to change orders.
Development of newly discovered fields
In 2024, we worked to develop four fields, two offshore and two onshore. We designed a strategy for these developments, considering integrated services contract schemes and a simplified contract process.
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
In 2020, we adopted an early production philosophy with respect to exploration to produce exploratory wells with a dual purpose: to obtain cash flow as soon as possible and to obtain well and reservoir data.
Industrial Transformation
Effective March 19, 2025, Pemex Industrial Transformation has been dissolved and all of the assets, liabilities, rights and obligations of Pemex Industrial Transformation have been assumed by Petróleos Mexicanos. For more information, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.” We do not expect changes in the reporting of our industrial transformation segment operations as a result of this change.
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
These production processes together constitute our production capacity as set forth in the table below.
Refining Capacity by Production Process

	At December 31,
	2024	2023	2022	2021	2020
	(in thousands of barrels per day)
Production Process(1)
Atmospheric distillation	1,640.0	1,640.0	1,640.0	1,640.0	1,640.0
Vacuum distillation	772.2	772.2	772.2	772.2	772.2
Cracking	422.5	422.5	422.5	422.5	422.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	279.3	279.3	279.3	279.3	279.3
Hydrotreatment	1,230.0	1,230.0	1,230.0	1,230.0	1,230.0
Alkylation and isomerization	154.3	154.3	154.3	154.3	154.3
Coking	155.8	155.8	155.8	155.8	155.8

(1) Does not consider the capacity of the Olmeca refinery in Dos Bocas.

Source: Base de Datos Institucional (Pemex Institutional Database, or "Pemex BDI") and Infraestructura de Petróleos Mexicanos (Oil Facilities Belonging to Pemex Industrial Transformation).
As of December 31, 2024, we owned and operated seven refineries in Mexico: Dos Bocas, Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. As of December 31, 2024, P.M.I. Services North America, Inc. owned and operated one refinery in the United States: Deer Park. Our refineries consist of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating.

During 2024, the crude oil processing of the National Refining System averaged 905.6 thousand barrels per day, an increase of 113.6 thousand barrels per day compared to 2023. This increase was due to the improved performance mainly at the refineries of Salina Cruz, Cadereyta, Salamanca, Minantitlán and Madero, which produced 198.7 thousand barrels per day, 143.0 thousand barrels per day, 128.2 thousand barrels per day, 123.5 thousand barrels per day, and 112.8 thousand barrels per day, respectively. In contrast, the Tula refinery decreased its operating performance, processing 176.0 thousand barrels per day, which represents a decrease of 14.9 thousand barrels per day with respect to 2023. Of the total crude oil processed, 439.7 thousand barrels per day were Olmeca and Isthmus crude oil and 465.9 thousand barrels per day were Maya crude oil.
As part of Petróleos Mexicanos' strategic institutional plan, our objective is to strengthen the industrial transformation infrastructure in order to expand refining capacity and focus the infrastructure towards the production of high-value products. In this regard, since the start of the rehabilitation program in September 2019, major and minor repairs have been carried out at various facilities within the National Refining System, primarily in primary distillation units, combined units, viscosity-reducing units, coking units, catalytic cracking, de-asphalting units, catalytic reforming units, methyl tertiary-butyl ether (MTBE) units, alkylation units, isomerization units, gasoline and distillate hydrotreaters and sulfur recovery units, as well as facilities at the main service area and storage tanks. The National Refining System rehabilitation program will continue throughout 2025.

Production
We produce a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. In 2024, we produced 912.1 thousand barrels per day of refined products (including dry gas, a by-product of the refining process), an increase of 12.8% compared to 808.3 thousand barrels per day in 2023.
The following table sets forth, by category, our production of petroleum products for the five years ended December 31, 2024.
Refining Production

	Year ended December 31,
	2024	2023	2022	2021	2020	2024 vs. 2023
	(in thousands of barrels per day)					(%)
Refinery Crude Oil Runs	905.6	792.0	815.8	711.6	590.6	14.3
Refined Products
Liquefied petroleum gas	13.2	14.1	10.6	8.5	5.5	(6.4)
Gasoline
Pemex Magna	12.4	8.0	9.5	7.3	5.0	55.0
Ultra-Low Sulfur Magna	271.0	237.8	249.6	216.9	177.2	14.0
Pemex Premium(1)	6.1	5.3	7.7	5.2	2.7	15.1
Base	0.1	1.1	4.2	3.4	0.6	(90.9)
Total	289.6	252.2	271.0	232.8	185.5	14.8
Kerosene (Jet fuel)	33.5	36.3	33.1	28.4	17.5	(7.7)
Diesel
Pemex Diesel(2)	46.5	39.4	50.3	50.5	55.6	18.0
Ultra-Low Sulfur Diesel	128.5	95.4	96.1	67.2	57.2	34.7
Others	3.4	—	—	—	0.8	100.0
Total	178.4	134.8	146.4	117.7	113.6	32.3
Fuel oil(3)	271.4	260.3	258.3	244.3	176.0	4.3
Other refined products
Asphalts	13.3	12.9	11.4	10.0	8.9	3.1
Lubricants	—	0.1	0.2	0.1	0.2	(100.0)
Paraffins	—	0.1	0.1	—	—	(100.0)
Still gas	62.9	56.2	57.8	53.0	41.9	11.9
Other products(4)	49.8	41.3	44.6	27.7	47.1	20.6
Total	126.0	110.6	114.1	90.8	98.1	13.9
Total refined products	912.1	808.3	833.5	722.5	596.2	12.8

Note: Numbers may not total due to rounding.
(1)Pemex Premium is an ultra-low sulfur gasoline with 0.003% sulfur content.
(2)Pemex Diesel is sold in the northern border market with 0.003% sulfur content.
(3)Includes heavy fuel oil and intermediate 15 (marine fuel comprised of 85% heavy fuel oil and 15% diesel).
(4)Includes coke and light cyclic oil.
Source: Pemex BDI.

Our refining production mostly consists of gasoline, diesel and fuel oil. In 2024, gasoline represented 31.8%, diesel fuel represented 19.6%, jet fuel represented 3.7%, LPG represented 1.4% and fuel oil represented 29.8% of total petroleum products production. The remainder, 13.8% of our production, consisted of a variety of other refined products.
Variable Refining Margin

During 2024, the National Refining System recorded a variable refining margin of U.S.$4.10 per barrel, a decrease of U.S.$6.94 per barrel as compared to U.S.$11.04 in 2023. This decrease is explained by lower refined product price levels on the northern coast of the Gulf of Mexico during the year, while crude oil prices remained relatively stable on an average basis.

The following table sets forth the variable refining margin for the five years ended December 31, 2024.
Variable Refining Margin (National Refining System)

	Year ended December 31,
	2024	2023	2022	2021	2020	2024 vs. 2023
	(U.S. dollars per barrel)%
Variable margin	4.10	11.04	7.34	2.92	0.76	(62.9)
Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.
For the five years ended December 31, 2024, the value of our domestic sales of refined products and petrochemicals was as follows.
Value of Refining’s Domestic Sales(1)(2)

	Year ended December 31,
	2024		2023		2022		2021		2020		2024 vs. 2023(%)
	(in millions of pesos)
Refined Products
Gasoline
Pemex Magna(3)	Ps.	369,530.7	Ps.	391,264.1	Ps.	488,685.1	Ps.	319,238.9	Ps.	212,256.8	(5.6)
Pemex Premium(3)	110,256.0		98,710.4		116,923.0		91,758.1		72,658.1		11.7
Aviation fuels (Others)	406.1		423.3		577.1		453.8		312.9		(4.1)
Total(3)	Ps.	480,192.8	Ps.	490,397.8	Ps.	606,185.2	Ps.	411,450.8	Ps.	285,227.8	(2.1)
Kerosene (Jet fuel)(3)	68,575.7		74,077.1		96,985.2		41,478.4		20,156.5		(7.4)
Diesel
Pemex Diesel(3)	184,284.4		195,992.2		263,616.5		121,604.6		98,160.8		(6.0)
Others(3)	24,500.7		30,046.7		37,655.8		18,797.9		12,455.1		(18.5)
Total(3)	Ps.	208,785.1	Ps.	226,038.9	Ps.	301,272.3	Ps.	140,402.5	Ps.	110,615.9	(7.6)
Fuel oil(3)	Ps.	21,609.1	Ps.	22,418.9	Ps.	21,207.7	Ps.	19,348.2	Ps.	9,139.5	(3.6)
Other refined products
Asphalts(3)	7,359.7		6,741.1		7,949.6		5,447.6		4,569.9		9.2
Lubricants(3)	27.5		67.9		124.1		120.0		186.8		(59.5)
Paraffins	7.8		6.6		36.3		15.0		—		18.2
Coke(3)	1,654.0		2,490.6		1,390.2		813.7		440.4		(33.6)
Total(3)	Ps.	9,049.0	Ps.	9,306.2	Ps.	9,500.2	Ps.	6,396.3	Ps.	5,197.1	(2.8)
Total Refined Products (3)	Ps.	788,211.7	Ps.	822,238.9	Ps.	1,035,150.6	Ps.	619,076.2	Ps.	430,336.8	(4.1)
Petrochemicals(3)(4)	Ps.	2,322.5	Ps.	1,572.0	Ps.	3,739.3	Ps.	3,692.6	Ps.	1,432.2	47.7

Note: Numbers may not total due to rounding.
(1)Excludes Impuesto Especial sobre Producción y Servicios, (Special Taxes over Production and Services "IEPS tax") and value added tax. See “—Taxes, Duties and Other Payments to the Mexican Government” in this Item 4.
(2)Figures are stated in nominal pesos.
(3)Reflects adjustments made to Pemex BDI in the year ended December 31, 2023.
(4)Petrochemical products produced at refineries (carbon black feedstocks and propylene).
Source: Pemex BDI.
In 2024, our domestic sales of refined products decreased by Ps.34,027.2 million, or 4.1% in value compared to 2023 levels (excluding IEPS tax and value added tax). This was primarily due to a 2.1% or Ps.10,205.0 million decrease in the value of our gasolines sales, a decrease of 7.6% or Ps.17,253.8 million in the value of our diesel sales and a decrease of 7.4% or Ps.5,501.4 million in the value of our jet fuel sales, due to the price effect of these fuels.
The volume of our domestic sales of refined products for the five-year period ended December 31, 2024 was distributed as follows.
Volume of Refining’s Domestic Sales

	Year ended December 31,
	2024	2023	2022	2021	2020	2024 vs. 2023
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Refined Products
Gasoline
Pemex Magna(1)	525.5	531.2	549.5	451.6	435.0	(1.1)
Pemex Premium	142.2	121.9	121.0	123.3	136.2	16.7
Aviation fuels (Others)	0.4	0.4	0.4	0.5	0.4	—
Total(1)	668.1	653.5	670.9	575.4	571.6	2.2
Kerosenes (jet fuel)(1)	92.9	90.5	87.6	62.0	39.4	2.7
Diesel
Pemex Diesel(1)	255.4	248.6	266.2	178.3	192.7	2.7
Others	33.8	38.2	38.0	27.8	24.8	(11.5)
Total(1)	289.2	286.8	304.2	206.1	217.5	0.8
Fuel oil	59.1	74.8	68.3	78.1	55.2	(21.0)
Other refined products
Asphalts	12.6	12.2	10.7	9.6	8.5	3.3
Lubricants	—	0.1	0.2	0.2	0.3	(100.0)
Paraffins	—	0.1	0.1	—	—	(100.0)
Coke (1)	28.7	27.6	21.3	21.3	26.2	4.0
Total (1)	41.3	40.0	32.3	31.1	35.0	3.3
Total refined products (1)	1,150.6	1,145.6	1,163.3	952.7	918.7	0.4
Petrochemicals(2)	214.7	181.6	283.4	289.4	302.4	18.2

Note: Numbers may not total due to rounding.

(1)Reflects adjustments made to Pemex BDI in the year ended December 31, 2023.
(2)In thousands of metric tons. These are petrochemical products produced in our refineries (raw material for black carbon and propylene).
Source: Pemex BDI.

The volume of our domestic gasoline sales increased by 2.2% in 2024, from 653.5 thousand barrels per day in 2023 to 668.1 thousand barrels per day in 2024. Of our domestic gasoline sales, Pemex Magna sales were 525.5 thousand barrels per day, a decrease of 1.1% compared to 531.2 thousand barrels per day in 2023, and Pemex Premium sales were 142.2 thousand barrels per day, an increase of 16.7% compared to 121.9 thousand barrels per day in 2023.

The volume of our domestic diesel sales increased by 0.8%, from 286.8 thousand barrels per day in 2023 to 289.2 thousand barrels per day in 2024. This diesel volume does not consider intercompany sales, which averaged 10.9 thousand barrels per day in 2023 and 10.5 thousand barrels per day in 2024.
The volume of our domestic sales of fuel oil decreased by 21.0%, from 74.8 thousand barrels per day in 2023 to 59.1 thousand barrels per day in 2024, primarily due to lower sales of fuel oil to the CFE.
We have carried out the following actions to recover the volume of petroleum product sales: competitive terminal prices, strengthening Pemex’s commercial presence through branded commercial schemes suitable for customers, product availability throughout the national territory, market contractual relationships (unregulated contract with and without brand), attractive discounts, bonuses and incentives, creation of value for customers and establishing loyalty programs. These efforts resulted in a recovery of sales due to greater demand for fuels.
During the last quarter of 2023, we launched the 7S generation of the "Aditec" performance additive in conjunction with the Instituto Mexicano del Petróleo (Mexican Petroleum Institute). The new 7S generation is available in 100% of our terminals and includes a molecular tracer that allows us to confirm the authenticity of Pemex Magna and Pemex Premium gasoline sold at Pemex-branded franchise service stations.
As part of our commercial strategy, we operate wholesale and retail service stations, some of which are Pemex-branded and others that are unbranded. The unbranded stations buy products through marketing contracts and, when appropriate, have access to discounts and credit. In the case of our Pemex-branded stations, both Pemex marketers and associate distributors can sell products with the Pemex brand. Retailers to the public may only buy products through marketing contracts, just as they may only sell Pemex brand products through a franchise agreement or a Pemex brand sublicensing agreement. As of December 31, 2024, 5,227 redesigned Pemex service stations were in operation.
As of December 31, 2024, there were 7,266 Pemex retail service stations associated with Pemex in Mexico, of which 7,221 were privately owned and operated as franchises, while the remaining 45 were owned by Pemex Industrial Transformation. This total number of retail service stations represents an increase of 0.9% compared to the 7,201 service stations as of December 31, 2023. This increase was due to expansion of our operations.
As of December 31, 2024, we had 303 marketing contracts, a decrease of 286 marketing contracts, or 48.6%, as compared to 589 marketing contracts as of December 31, 2023. The decrease in the number of marketing contracts was mainly due to the higher concentration of customer volume in each contract as a result of new commercial contract models.
From the 303 contracts signed at the end of 2024, we have 276 contracts signed under the new contract model, which include 95% of the most important marketing customers and distributors in terms of volume at the national level. In addition, Pemex Industrial Transformation supplies oil products to 3,999 service stations outside of Pemex franchises. Of these service stations, 1,324 operate under a sublicense of Pemex brands and 2,675 use third-party brands.
In order to gain market presence, competitors often transfer well-established Pemex gas stations to third-party brands. As a result, we are working to counteract this by opening new gas stations under our franchise model and strengthening the Pemex brand among our existing gas stations.
Despite the aggressive competitive environment and our limited marketing investment, we maintained approximately 58.2% of market share with our franchised and sub-licensed Pemex gas stations by the end of December 2024.
Pricing Regulations
Fuel prices in Mexico were liberalized on December 31, 2017. In recent years, the Energy Regulatory Commission had the authority to intervene with the regulated markets. Effective March 19, 2025, the Energy Regulatory Commission was dissolved and its duties, rights and obligations were assumed by the new National Energy Commission. Existing agreements, reports, resolutions and other declarations by the Energy Regulatory Commission will remain in effect unless and until repealed, amended or replaced by the new National Energy Commission. For more information, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.”
Our retail sales prices (final consumer prices) can be subject to potential future regulations by the Energy Regulatory Commission and the Ministry of Energy, such as the case of retail sales prices of LPG. Through agreements A/030/2018 and A/022/2019, the CRE abrogated the asymmetric regulation of Pemex Industrial Transformation with respect to the commercialization of natural gas.
Both the first-hand sale and the full market price are determined by the full marketing price.

Gasoline and Diesel
Sale prices of gasoline and diesel are liberalized and are determined by the free market. For more information, see “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”
On January 1, 2025, in accordance with reports issued by the CRE, average national regular retail gasoline prices increased by Ps.0.31 per liter, as compared to December 2024. Similarly, the average national retail price of diesel increased by Ps.0.38 per liter on January 1, 2025, as compared to December 2024.
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
As of January 1, 2024, the IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels) was 21.20 Mexican cents per liter and as of January 1, 2025, the IEPS Tax on Fossil Fuels was 22.16 Mexican cents per liter.
Natural Gas
Since July 1, 2017, third-parties can participate in the domestic gasoline and diesel markets under a permanent regime. This regime allows us to sell natural gas under two separate pricing structures and all end user prices are determined by the free market:
(1) the first-hand sale price, whereby we sell natural gas directly to customers at injection points, without the use of transportation or additional services; and
(2) the full marketing price, whereby we sell natural gas at customer plants. Under this scheme, the price of the molecule includes transportation and services costs associated with the commercialization of natural gas.
Liquefied Petroleum Gas
Since December 16, 2019, we have determined market list prices according to the pricing mechanisms approved by the Comité de Precios y Aspectos Económicos de la Política Comercial de Petróleos Mexicanos (Committee on Prices and Economic Aspects of the Commercial Policy of Petróleos Mexicanos). This change is in compliance with Resolution RES/1008/2019 of the CRE, which considers our participation in first-hand sales and the marketing of LPG within a free market.
As of January 1, 2024 the IEPS Tax on Fossil Fuels was 19.00 Mexican cents per kilogram. As of January 1, 2025, the IEPS Tax on Fossil Fuels was 20.00 Mexican cents per kilogram.
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

Refining’s Capital Expenditures and Budget Investments

We continue to focus on maintaining our existing refineries and expanding the National Refining System to increase petroleum products production. We continue to aim to stabilize and improve our ability to process heavy crude oil to optimize our refinery production and increase our production of other hydrocarbons to supply growing national demand. In addition, Pemex Industrial Transformation focused its investment program on the coking unit projects at the Tula and Salina Cruz refineries through the execution of the residual use projects, with the aim of improving the performance of higher value-added petroleum products, as well as enhancing the quality of gasoline and diesel we produce to achieve Mexico’s environmental standards.

Our refining business invested Ps.24,555 million in capital expenditures in 2024 and has budgeted Ps.14,478 million in capital expenditures for 2025.

A focus of our refining capital expenditures program is the rehabilitation of the National Refining System. Pursuant to the rehabilitation program, we have evaluated each of our seven existing Mexican refineries and have identified specific maintenance requirements for each unit. Our rehabilitation program focuses on addressing critical risks to the facilities such as mechanical integrity and safety and improving the efficiency and the stabilization of our crude oil processing.

The following table sets forth the capital expenditures of our refining business, excluding non-capitalizable maintenance for each of the three years ended December 31, 2022, 2023 and 2024, as well as the budget for 2025. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to the capital expenditure amounts in our consolidated financial statements prepared in accordance with IFRS.
Refining’s Capital Expenditures

	Year ended December 31,(1)						Budget 2025(2)
Refining	2024		2023		2022
	(in millions of pesos)(3)
National Refining System Rehabilitation Program	Ps.	11,416	Ps.	9,541	Ps.	12,232	Ps.	13,947
Tula	2,261		1,416		1,777		3,183
Madero	2,152		1,881		1,831		1,869
Minatitlán	2,008		1,714		3,070		2,294
Salamanca	1,950		1,378		1,307		2,585
Cadereyta	1,651		1,496		2,562		1,902
Salina Cruz	1,394		1,656		1,685		2,114
Residual Use at the Miguel Hidalgo Refinery in Tula (Formerly Reconfiguration of Miguel Hidalgo Refinery in Tula)	9,332		16,051		21,539		304
Residual Use at the Salina Cruz Refinery	3,303		99		—		81
Hydrogen Production Unit U-3400, in Miguel Hidalgo Refinery	319		—		—		—
Maintenance of the Additive Injection System installed on 72 Storage and Dispatch Terminals	96		173		4		92
Implementation and/or Improvement of the Six Refineries Measuring System of Pemex Transformación Industrial	68		1,508		39		—
Maintenance of the Production Capacity of the Salamanca Refinery 2014-2018	12		11		17		32
Maintenance of the Production Capacity of the Minatitlán Refinery 2013-2017	—		1,101		155		—
Maintenance of the Production Capacity of the Madero Refinery 2014-2017	—		358		28		—
Madero Refinery Energy Train	—		277		—		—
Purchase of the U-801 Hydrogen Generating Plant in Madero Refinery	—		—		770		—
Fuel Quality Investments	—		—		390		—
Maintenance of the Minatitlán Refinery 2019-2023	—		—		253		—
Maintenance of the Production Capacity of the Miguel Hidalgo Refinery 2013-2017	—		—		245		—
Others	9		1		—		22
Total	Ps.	24,555	Ps.	29,120	Ps.	35,672	Ps.	14,478

Notes: Numbers may not total due to rounding.
(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
(3) Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Residual Use at the Salina Cruz Refinery in Oaxaca
This project is expected to process 75 thousand barrels per day of catalytic and vacuum residuals through the construction of new industrial units and the revamp of existing units to produce light and heavy naphtha, ultra-low sulphur diesel and hydrotreated heavy diesel oil.
On April 6, 2022, our Board of Directors, in accordance with resolution CA-045/2022, appointed PTI Infraestructura de Desarrollo, S.A. de C.V. to develop the project. While the Ministry of Finance and Public Credit determines the source of financing for this project, it authorized PTI Infraestructura de Desarrollo, S.A. de C.V. to enter into a U.S.$600 million bridge loan (plus VAT) and a term loan credit facility with Banco Nacional de Comercio Exterior (BANCOMEXT), Nacional Financiera (NAFIN) and Banco Nacional de Obras y Servicios (BANOBRAS) with Petróleos Mexicanos as co-obligor.
On October 19, 2022, the Board of Directors of Petróleos Mexicanos, through Resolution CA-120/2022, authorized the Residual Use project and its execution strategy.
On October 27, 2023, the Board of Directors of Petróleos Mexicanos, through resolution CA-109/2023, authorized the expansion of the bridge loan up to Ps.18,000 million. As part of the expansion, PTI Infraestructura de Desarrollo, S.A. de C.V. entered into a new term loan credit facility with BANCOMEXT, NAFIN and BANOBRAS, with Petróleos Mexicanos as co-obligor, to continue development of the project, subject to funding from the Ministry of Finance and Public Credit. As of November 10, 2023, Ps.15,146.2 million had been disbursed to partially cover the project's contractual commitments. An additional Ps.251.6 million was disbursed to cover bank commissions, credit facility opening fees, and legal services.
On August 12, 2024, the Board of Directors of Petróleos Mexicanos, through resolution CA-096/2024, authorized the execution of necessary actions, in coordination with BANOBRAS, to implement a new financing scheme to secure funding for the Residual Use projects at the Miguel Hidalgo and Salina Cruz refineries.
On September 20, 2024, modifying agreement was executed to assign all rights and obligations under contract number PTI-ID-O-SCZ-1-2022 from PTI-ID to Pemex Industrial Transformation. Pemex Industrial Transformation accepted the assignment without any reservations or limitations, including responsibility for any outstanding payment obligations and those arising after the date of the agreement.

As of December 31, 2024, the project was approximately 63.2% complete, exceeding the scheduled progress target of 60.0%.
Fuel Quality Project, Gasolines Phase (ULSG)
This project comprises the six refineries of the National Refining System (Minatitlán, Madero, Salamanca, Cadereyta, Tula, and Salina Cruz refineries) and includes the installation of ultra-low-sulfur gasoline ("ULSG") post-treatment units. As of December 31, 2024, all gasoline produced in Mexico meets international environmental standards of American Society for Testing and Materials (ASTM) of 15ppm (parts per million) of sulphur content. Units are operating, but still pending completion of complementary works, which are currently suspended due to budgetary restrictions. The complementary works include the construction of steam condensing unit in Salamanca refinery, laboratory for chemistry analysis in Madero refinery, infrastructure for management of residual gasolines in Tula refinery, integrated optimized gasoline mixing system in Tula refinery, integrated optimized gasoline mixing system in Cadereyta refinery and two turbogenerators, one in Cadereyta refinery and the other in Madero refinery.
Fuel Quality Project, Diesel Phase (ULSD)
This project consists of the construction of five ultra-low-sulfur diesel ("ULSD") units with services facilities, including: five hydrogen units, four sulfur recovery units, five sour water treatment units and the reconfiguration of 17 existing units to produce ULSD. As of December 31, 2024, the project remained suspended and capital expenditures are directed at other priorities.

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

The project comprises a processing scheme of delayed coking, which maximizes raw material usage, producing gasoline and diesel without asphalt or fuel oil. The scope includes the construction of three process units and four new service units, upgrade and renovation of seven existing units, auxiliary services, storage infrastructure and integration. The project is currently under construction and 92.6% has been completed as of December 31, 2024.
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
Tuxpan Maritime Terminal
This project is intended to help meet the increase in demand for refined products in the metropolitan area of the Valley of Mexico. Currently, the total cost of the project is Ps.6,890 million, which includes the construction of a pipeline 18-inches in diameter and 109 kilometers long, from Cima de Togo to Venta de Carpio. It also includes five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each, a research study to determine the best option for the discharge of refined products from tankers and pipelines into these storage tanks and auxiliary services and integration.
As of December 2024, the three key phases of this project have been completed: the pre-investment studies phase, the transportation phase of the Tuxpan-Mexico pipeline, which is fully operational, and the storage system phase. The five storage tanks under the storage system phase have been delivered to the Tuxpan storage and port services terminal and are in operation as of the date of this annual report.
Rehabilitation of the National Refining System

The National Refining System rehabilitation program focuses on addressing critical risks in the facilities, restoring the reliability of assets and contributing to the improvement of efficiency and stabilization of crude oil processing. In this regard, from September 2019 to December 2024, major and minor repairs have been carried out at various facilities within the National Refining System, mainly in primary distillation units, combined units, viscosity-reducing units, coking units, catalytic cracking, de-asphalting units, catalytic reforming units, methyl tertiary-butyl ether (MTBE) units, alkylation units, isomerization units, gasoline and distillate hydrotreaters and sulfur recovery units, as well as facilities at the main service area and storage tanks. During 2024, 66 repairs were completed at processing units: 12 major repairs and 54 minor repairs. The National Refining System rehabilitation program will continue to be implemented during 2025.
In 2019, we established a rehabilitation program to modernize and stabilize the National Refining System. This rehabilitation program was implemented by Pemex Industrial Transformation and sought to address critical risks in our facilities, restore asset reliability and contribute to improvements in efficiency and stabilization in crude oil processes. The rehabilitation program addresses the critical risks of the facilities, restores the reliability of assets and contributes to the improvement of efficiency and stabilization of the crude oil process. Since the introduction of this program in early September 2019 through December 31, 2024, we completed 92 major repairs and 364 minor repairs in process units, 37 major repairs and 246 minor repairs in main services and 44 major repairs and 84 minor repairs in storage tanks.

Olmeca Refinery in Dos Bocas, Paraíso, Tabasco
On December 7, 2018, the Board of Directors of Petróleos Mexicanos, in accordance with resolution CA-161/2018, authorized the construction of a new refinery in Dos Bocas in Paraíso, Tabasco, as part of our institutional strategy plan.
On August 10, 2022, the Board of Directors of Petróleos Mexicanos, in accordance with resolution CA-092/2022, authorized the project “New Refinery in Dos Bocas, Paraíso, Tabasco, named Olmeca Refinery” and approved the project's scope and updated budget.
As of December 31, 2023, the refinery was being supplied with oil barrels from Terminal Marítima Dos Bocas. Construction of the Olmeca refinery was completed as of December 31, 2024. Currently, technical and operational support is being provided for stabilization activities and performance testing.
The current authorized budget for the project is U.S.$15,963.0 million including VAT, plus U.S.$853.3 million for start-up, including VAT.
On June 18, 2024, through resolution CA-054/2024 related to the start-up of the Olmeca refinery, the Board of Directors of Petróleos Mexicanos:
•Noted that U.S. $16,816.3 million, including VAT, previously authorized for the construction and start-up of the refinery, had already been contributed to PTI-ID.
•Authorized up to U.S. $1,030.9 million, including VAT, for operational expenses and other administrative, notarial, and tax-related costs.
•Authorized up to U.S. $3,111.7 million, including VAT, for transportation of raw materials, product handling, and storage necessary for operations at the Olmeca refinery.
In addition, efforts are underway to register the facilities under the corresponding insurance coverage. As of December 31, 2024, the following progress has been made:
In accordance with internal demand at the Olmeca refinery, the cogeneration unit is producing 178 tons/hour of steam and 62.6 megawatts of electrical energy. The TG-10200 turbogenerator is currently undergoing maintenance for 8,000 hours of use.

Train 1 of hydrogen production unit is already in operation.

The pentane and alkylation units are in preparation for unit drying and are circulating hydrogen within the battery limits.

Due to high inventories, the following units were not in operation as of December 31, 2024, but remain available for start-up:

•Combined units
•Coker unit
•Hydrogen producer Train 2
•Naphtha hydrotreater Trains 1 and 2
•Gasoil hydrotreater Trains 1 and 2
•Middle distillate hydrotreater (diesel) Trains 1 and 2
•Sour water hydrotreater Trains 1, 2, 3, and 4
•Amine regeneration unit Trains 1, 2, 3 and 4
•Sulfur recovery unit Trains 1 and 2
•Effluent treatment unit
Hydrogen Fuel Supply for Refineries

On December 29, 2023, an executive decree was published in the Official Gazette of the Federation designating the supply of hydrogen from the U-3400 hydrogen plant at the Miguel Hidalgo refinery in Tula de Allende, Hidalgo to be in the public interest.

Pursuant to the decree, Pemex Industrial Transformation temporarily took over the plant's operations and was responsible for compensating the former operators of the plant in connection with the public interest declaration and as required by applicable law.

On February 8, 2024, an executive decree was published in the Official Gazette of the Federation designating the U-3400 hydrogen plant as a public utility to be transferred to Pemex Industrial Transformation.

On April 18, 2024, an executive decree was published in the Official Gazette of the Federation, leaving the December decree without effect and transferring the U-3400 hydrogen plant to Pemex Industrial Transformation. Pursuant to the April decree, Pemex Industrial Transformation permanently assumed ownership of the plant's property, assets and operations and became responsible for covering the indemnification owed to the plant's former operators based on an appraisal conducted by Mexico’s Instituto de Administración y Avalúos de Bienes Nacionales (INDAABIN), which valued the relevant assets at Ps. 319.4 million.

On April 25, 2024, in accordance with applicable law, an executive decree was published in the Official Gazette of the Federation giving legal notice to the plant's former owners, Air Liquide Mexico, S. de R. L. de C.V. ("Air Liquide"), stating that any claims had to be submitted to the relevant government ministry within fifteen business days. Air Liquide filed an administrative action contesting INDAABIN's appraisal, and such proceeding remains pending as of the date of this annual report. Further, on April 7, 2025, Air Liquide International S.A., the parent company of Air Liquide, commenced arbitration proceedings against the Mexican Government with the International Centre for Settlement of Investment Disputes for the expropriation of the U-3400 hydrogen plant. As of the date of this annual report, such dispute remains pending.

As of December 31, 2024, the transfer of the U-3400 hydrogen plant to Pemex Industrial Transformation was complete. This transfer did not result in a material increase in our assets.

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

These production processes together constitute our production capacity as set forth in the table below.

Deer Park Capacity by Production Process

	At December 31,
	2024	2023	2022
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	340	340	340
Vacuum distillation	180	180	180
Cracking	75	75	75
Reforming	69	69	69
Hydrotreatment	389	384	384
Alkylation	21	21	21
Coking	96	96	96

Source:Deer Park's statistical and accounting information systems

Production
We produce a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, aromatics and other refined products. In 2024, we produced 322.1 thousand barrels of refined products per day.
The following table sets forth, by category, our production of petroleum products for the years ended December 31, 2024, 2023 and 2022.

Deer Park Production

	At December 31,
	2024	2023	2022
	(in thousands of barrels per day)
Refinery Crude Oil Runs	271.9	259.0	276.5

Refined Products
Liquefied petroleum gas	9.0	6.1	8.1
Gasoline
RUL	116.7	94.3	90.1
PUL	4.2	19.0	16.7
Gasoline Components	7.4	12.6	19.3
Total	128.3	125.9	126.1
Jet fuel	29.1	22.5	24.9
Diesel
Ultra-Low Sulfur Diesel	99.1	90.1	100.3
Heavy Oils and Residuals	10.9	9.8	9.7
Coke	19.5	23.2	20.1
Aromatics	13.2	10.5	10.8
Process Gases	12.9	13.0	11.1
Total refined products	322.1	301.1	311.1

Note: Numbers may not total due to rounding.
Source: Deer Park's statistical and accounting information systems

Our refining production mostly consists of gasoline, diesel and heavy oils. In 2024, gasoline represented 39.8%, diesel fuel represented 30.8%, jet fuel represented 9.0%, LPG represented 2.8% and heavy oils represented 3.4% of total petroleum products production. The remainder, 14.2% of our production, consisted of a variety of other refined products.

Variable Refining Margin

During 2024, Deer Park Refining Limited Partnership recorded a variable refining margin of U.S.$7.3 per barrel. This decrease is primarily due to a lower operating margin in 2024 compared to 2023, attributable in part to a one-time buyout agreement for a crude volume reduction valued at U.S.$114 million. In addition, Hydrocarbon sales decreased year-over-year due to lower prices, weaker than expected demand and less favorable market conditions in 2024 compared to 2023.

Deer Park Sales

The following table sets forth Deer Park's sales volumes:

Value of Deer Park’s Sales

	At December 31,
	2024			2023
	(in thousands of barrels per day)	(in millons of U.S. dollars)		(in thousands of barrels per day)	(in millons of U.S. dollars)
Refined Products
Gasoline
RUL	117.0	U.S.$	4,011.3	93.7	U.S.$	3,331.9
PUL	4.6	164.7		19.6	744.4
Components	7.8	190.7		16.1	428.5
Total	129.4	U.S.$	4,366.7	129.4	U.S.$	4,504.8

LPG	11.4	U.S.$	147.3	15.0	U.S.$	162.9
Jet Fuel	28.4	1,028.6		22.1	895.6
Diesel
Ultra-Low Sulfur Diesel	99.0	U.S.$	3,534.9	89.3	U.S.$	3,628.6
Heavy oils and Resids	13.2	381.8		13.0	377.3
Coke	24.0	98.1		20.0	115.1
Aromatics	15.3	499.5		17.9	695.8
Process Gases	12.9	77.9		13.6	88.6
Total Refined Products	333.7	U.S.$	10,134.8	320.3	U.S.$	10,468.7

Note: Numbers may not total due to rounding.
Source: Deer Park's statistical and accounting information systems

Deer Park's Capital Expenditures and Budget

Investments
Deer Park’s Capital Expenditures

(in million of U.S. Dollars)
	Year ended December 31,						Forecast 2025
	2024		2023		2022
Capital Projects	U.S.$	102.4	U.S.$	102.9	U.S.$	135.60
Catalyst	14.3		20.9		27.8
Turnaround	113.1		61.5		148.2
Total Capital Expenditures	U.S.$	229.8	U.S.$	185.3	U.S.$	311.6
Forecast Capital Expenditures 2025							U.S.$	417.0

Source: Deer Park's statistical and accounting information systems

Gas and Aromatics
Natural Gas and Condensates
All wet natural gas production is directed to our gas processing facilities. As of December 31, 2024, we owned nine facilities.
The following facilities are located in the Southern region:
•Nuevo Pemex. This facility contains 13 units that, in total, produced 565.6 million cubic feet per day of dry gas, 22.1 thousand barrels per day of ethane, 39.4 thousand barrels per day of liquefied gas, and 14.8 thousand barrels per day of naphtha in 2024.
•Cactus. This facility contains 22 units that, in total, produced 450.5 million cubic feet per day of dry gas, 8.5 thousand barrels per day of ethane, 15.1 thousand barrels per day of liquefied gas, 5.3 thousand barrels per day of naphtha in 2024.
•Ciudad Pemex. This facility contains eight units that, in total, produced 401.8 million cubic feet per day of dry gas and 22.3 thousand tons of sulfur in 2024.
•La Venta. This facility contains one unit that produced 100.7 million cubic feet per day of dry gas.
•Matapionche. This facility contains five units that, in total, produced 7.3 million cubic feet per day of dry gas, 0.2 thousand barrels per day of liquefied gas, and 0.1 thousand barrels per day of naphtha in 2024.
•The Morelos, Cangrejera, and Pajaritos facilities from the Coatzacoalcos gas processing complex (which we refer to as a "GPC"):
•Morelos. This facility contains one unit that, in 2024, produced 11.0 thousand barrels per day of ethane, 15.4 thousand barrels per day of liquefied gas, and 5.7 thousand barrels per day of naphtha.
•Cangrejera. This facility contains two units that, in total, produced 1.6 thousand barrels per day of ethane, 2.3 thousand barrels per day of liquefied gas, and 0.1 thousand barrels per day of naphtha in 2024.
•Pajaritos. This facility contains one unit that is out of operation as of the date of this annual report.
The following facilities are located in the Northern region:
•Burgos. This facility contains nine units that, in total, produced 247.9 million cubic feet per day of dry gas, 5.2 thousand barrels per day of liquefied gas, and 3.3 thousand barrels per day of naphtha in 2024.
•Poza Rica. This facility contains five units that, in total, produced 24.6 million cubic feet per day of dry gas , 0.8 thousand barrels per day of liquefied gas, and 0.2 thousand barrels per day of naphtha in 2024.
•Arenque. This facility contains three units that, in total, produced 25.6 million cubic feet per day of dry gas in 2024.
Petrochemical Complexes
In addition to our gas processing facilities, we also own the following two petrochemical complexes:
•Independencia. The Independencia petrochemical complex consists of two units and is located in the Central region. In 2024, this complex produced 123.8 thousand tons of methanol in its first unit and 3.2 thousand tons of petrochemical specialties in its second unit.
•Cangrejera. The Cangrejera petrochemical complex consists of five units and an aromatics line and is located in the Southern region. In 2024, this complex produced 591.7 thousand tons of aromatics and derivatives, as well as 397.9 thousand tons of other petrochemical products (butanes, BTX liquids, hydrogen, pentanes and petroleum products, such as gas naphtha and heavy naphtha).
The following tables show the processing and production capacity of our natural gas and aromatics units for the five years ended December 31, 2024.
Gas and Aromatics’ Processing and Production Capacity(1)

	Year ended December 31,
	2024	2023	2022	2021	2020
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(2)	144	144	144	144	144
Sour natural gas	4,523	4,523	4,523	4,523	4,523
Natural gas liquids recovery plants
Cryogenics	5,912	5,912	5,912	5,912	5,912
Natural gas liquids fractionating(2)	569	569	569	569	569
Processing of hydrosulfuric acid	229	229	229	229	229
Aromatic and derivatives (Cangrejera and Independencia)(3)	1,675	1,675	1,675	1,675	1,734

(1)Production capacity refers to aromatic compounds and derivatives.
(2)In thousands of barrels per day.
(3)In thousands of metric tons per year.

Source: Pemex BDI and oil facilities

The following table sets forth our total processing and production of natural gas, condensates and aromatics for the five years ended December 31, 2024.

Natural Gas, Condensates and Aromatics’ Processing and Production(1)

	Year ended December 31,
	2024	2023	2022	2021	2020	2024 vs. 2023
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	2,318.9	2,632.8	2,770.2	2,628.2	2,765.4	(11.9)
Sour gas	2,025.2	2,289.0	2,392.0	2,224.6	2,327.6	(11.5)
Sweet gas(2)	293.7	343.8	378.2	403.6	437.8	(14.6)
Condensates(3)(4)	11.1	10.7	12.8	14.0	22.6	3.7
Gas to natural gas liquids extraction	2,162.2	2,379.1	2,456.5	2,306.0	2,497.4	(9.1)
Wet gas	2,162.2	2,379.1	2,456.5	2,306.0	2,497.4	(9.1)
Production
Dry gas(5)	1,832.6	2,073.0	2,279.8	2,080.3	2,245.2	(11.6)
Natural gas liquids(4) (6)	151.6	165.8	160.8	171.1	207.4	(8.6)
Liquefied petroleum gas(4) (7)	95.5	102.3	92.2	92.2	100.5	(6.6)
Ethane(4)	43.1	46.9	45.8	54.8	70.8	(8.1)
Naphtha(4)	30.5	33.1	32.5	32.7	40.5	(7.9)
Sulfur(8)(9)	151.8	216.9	290.1	203.4	265.1	(30.0)
Methanol(8)	123.8	115.7	137.5	148.5	138.1	7.0
Aromatics and derivatives(8)(10)	591.7	412.5	446.3	474.6	336.4	43.4
Others(8)(11)	401.4	268.3	302.1	319.7	266.4	49.6

Note: Numbers may not total due to rounding.
GPC= Gas Processing Complex
(1)Excludes operations of our exploration and production segment, which produced 4,511.6 million cubic feet per day in 2024 of natural gas.
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
(11)Includes butanes, petrochemical specialties, pentanes, hexane, hydrogen, BTX liquids, isopentanes, isopropanol and petroleum products: naphtha gas, petrol octane base and heavy naphtha.

Source: Pemex BDI.

In 2024, we processed 2,318.9 million cubic feet per day of wet natural gas, of which 2,025.2 million cubic feet per day was sour wet gas and 293.7 million cubic feet per day was sweet wet gas. This figure represents an 11.9% decrease compared to the 2,632.8 million cubic feet per day processed in 2023, primarily due to lower availability of sour wet gas in
Pemex Exploration and Production’s southeastern region, approximately 261 million cubic feet per day less than the previous year.

We process sour and sweet condensates from our exploration and production segment in order to obtain stabilized natural gas liquids and recover liquid hydrocarbons from the sweet natural gas processing stream. In addition, we obtain liquids from internal streams and hydrocarbons condensed in sour wet gas pipelines. Our production of natural gas liquids, including stabilized condensates, reprocessing, and other fractionation streams, decreased by 8.6% from 165.8 thousand barrels per day in 2023 to 151.6 thousand barrels per day in 2024. This decrease was mainly due to reduced production at the Cactus gas processing complex and the lack of available dynamic equipment at cryogenic units in gas processing complexes during 2024.

We process sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. In 2024, the volume of sour condensates we processed, along with internal streams from the gas and aromatics segment, totaled 11.1 thousand barrels per day, a 3.7% increase compared to the 10.7 thousand barrels per day recorded in 2023. We also process sweet condensates at the Burgos facilities to produce heavy and light natural gasoline. In 2024, we processed 1.5 thousand barrels per day of sweet condensates, a 37.5% decrease compared to the 2.4 thousand barrels per day processed in 2023. This decrease was mainly attributed to a lower supply of sweet condensates from Pemex Exploration and Production.

The production of sulfur totaled 151.8 thousand tons in 2024, which represented a 30.0% decrease from the 216.9 thousand tons produced in 2023. This decline was mainly attributed to lower sulfur output at the Ciudad Pemex gas processing complex.

In 2024, we produced 591.7 thousand tons of aromatics and derivatives, which represented a 43.4% increase compared to the 412.5 thousand tons in 2023. This increase was primarily driven by the extended operating time of the CCR unit at the La Cangrejera petrochemical complex.

Value of Gas and Aromatics Domestic Sales
Over the five years ended December 31, 2024, the value of our gas and aromatics sales in Mexico was distributed as follows:
Value of Gas and Aromatics’ Domestic Sales(1)

	Year ended December 31,
	2024		2023		2022		2021		2020		2024 vs. 2023
	(in millions of pesos)(1)(2)										(%)
Natural gas(3)	Ps.	28,415.8	Ps.	28,219.0	Ps.	61,130.6	Ps.	58,188.3	Ps.	31,854.3	0.7
Liquefied petroleum gas(3)	47,831.9		43,714.8		67,372.6		59,786.0		30,819.9		9.4
Ethane(4)	1,938.1		2,845.1		4,443.5		2,179.8		1,854.6		(31.9)
Butane	502.7		257.9		548.0		536.8		309.2		94.9
Propane	112.2		65.0		84.8		119.9		81.0		72.6
Light naphtha	867.5		591.0		434.0		154.8		117.0		46.8
Heavy naphtha	616.6		413.0		563.9		918.7		666.7		49.3
Sulfur	227.2		402.2		1,826.7		715.7		339.4		(43.5)
Methanol	637.1		560.9		811.8		1,171.5		797.6		13.6
Aromatic and derivatives(5)	2,003.6		1,754.5		2,181.9		1,611.5		1,156.2		14.2
Others(6)	584.4		382.7		510.8		612.0		310.8		52.7
Total(3)	Ps.	83,737.1	Ps.	79,206.1	Ps.	139,908.6	Ps.	125,995.0	Ps.	68,306.7	5.7

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Figures are stated in nominal pesos.
(3)Reflects adjustments made to Pemex BDI for the year ended December 31, 2023.
(4)In January 2016, ethane supply to Braskem-IDESA began.
(5)Includes aromine 100, benzene, toluene and xylene.
(6)Includes petrochemical specialties, naptha gas, hydrogen, isopropanol, heptane, hexane, pentane and waste oil.
Source: Pemex BDI.
The volume of our domestic sales of gas and aromatics for the five-year period ended December 31, 2024 was distributed as follows:
Volume of Gas and Aromatics’ Domestic Sales

	Year ended December 31,
	2024	2023	2022	2021	2020	2024 vs. 2023
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Natural gas(1)(2)	1,346.9	1,184.4	1,125.5	1,170.5	1,312.6	13.7
Liquefied petroleum gas	163.1	165.4	158.6	151.2	143.9	(1.4)
Ethane(2)	28.9	29.9	28.4	30.3	45.6	(3.3)
Butane	48.9	27.9	35.5	41.9	41.1	75.3
Propane	12.0	7.5	5.4	9.2	11.2	60.0
Heavy naphtha(3)	56.4	37.5	39.6	86.1	97.2	50.4
Light naphtha(3)	82.2	57.6	31.2	13.6	20.0	42.7
Sulfur(3)	156.0	219.5	294.7	209.5	273.8	(28.9)
Methanol(3)	83.1	80.4	68.9	109.7	120.5	3.4
Aromatic and derivatives(3)(4)	97.9	79.5	77.8	93.1	94.3	23.1
Others (3)(5)	40.6	27.9	26.7	35.4	33.6	45.5

Note: Numbers may not total due to rounding.
(1)In millions of cubic feet per day.
(2)Reflects adjustments made to Pemex BDI for the year ended December 31, 2023.
(3)In thousands of tons.
(4)Includes aromine 100, benzene, toluene and xylene.
(5)Includes petrochemical specialties, naphtha gas, hydrogen, isopropanol, heptane, hexane, pentane and waste oil.

Source: Pemex BDI.
In 2024, the value of our domestic sales in gas and aromatics increased by 5.7% as compared to 2023, reaching Ps.83,737.1 million. This increase is mainly explained by the increase in butane and propane sales.
Domestic sales of natural gas increased by 13.7%, as compared to 2023, from 1,184.4 million cubic feet per day in 2023 to 1,346.9 million cubic feet per day in 2024. This increase is explained by higher sales under the first-hand sales, commercial and independent energy producers schemes, which had increases of 97.3 million cubic feet per day (39.5%), 50.9 million cubic feet per day (10%) and 14.3 million cubic feet per day (3.4%), respectively.

In 2024, domestic sales of liquefied petroleum gas decreased by 1.4% compared to 2023, from 165.4 thousand barrels per day in 2023 to 163.1 thousand barrels per day in 2024. This decrease resulted from lower product availability.
Internal sales of sulfur decreased by 28.9%, as compared to 2023, from 219.5 thousand tons in 2023 to 156.0 thousand tons in 2024. This decrease is mainly due to lower supply from our gas processing centers due to lower supply from gas processing centers.
Internal sales of aromatics increased by 23.1%, compared to 2023, from 79.5 thousand tons in 2023 to 97.9 thousand tons in 2024, due to greater availability of xylenes and toluenes for sale, resulting from the extended operating time of the CCR unit at the La Cangrejera petrochemical complex.
Subsidiaries of Pemex Industrial Transformation
Pemex Industrial Transformation conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists its subsidiaries, their principal operating activities and Pemex Industrial Transformation’s ownership interest as of December 31, 2024.
Subsidiaries of Pemex Industrial Transformation(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas Internacional, S.L.(2)	Holding company	100.00
Terrenos para Industrias, S.A.	Real estate holding company	99.00
PTI Infraestructura de Desarrollo, S.A. de C.V.(3)	Dos Bocas refinery project development company	99.99
PPQ Cadena Productiva, S.L.(4)	No staff, no operations	100.00
PMX Fertilizantes Holding, S.A. de C.V.	Holding company	99.99
PMX Fertilizantes Pacífico, S.A. de C.V.	Holding company	22.99

(1)As of December 31, 2024.
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
Source: Pemex Industrial Transformation

Divestitures
On July 14, 2018, the Board of Directors of Petróleos Mexicanos authorized the divestiture of our 5% indirect participation in TAG Pipelines Sur, S. de R. L. de C. V. As of December 31, 2024, this operation was still in progress. The subsidiary holding company continues to evaluate fiscal, financial and corporate matters relevant to the divestment.
Natural Gas Hedging Operations
We can offer, as a value-added service, hedging contracts to our domestic customers to protect them against fluctuations in the prices of natural gas. As of December 31, 2024, there were no DFIs since all the DFIs of its portfolios expired in 2019. For information on hedging contracts offered to our domestic natural gas customers, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Gas and Aromatics Capital Expenditures and Budget

Our gas and aromatics business invested Ps.1,912 million in capital expenditures in 2024 and has budgeted Ps.2,339 million in capital expenditures for 2025.
The following table sets forth our gas and aromatics business’ capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2022, 2023 and 2024, as well as the budget for 2025. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Gas and Aromatics’ Capital Expenditures

	Year ended December 31,(1)						Budget
	2024		2023		2022		2025(2)
	(in millions of pesos)(3)
Gas and Aromatics
Maintenance to the Cactus GPC 2018-2022	Ps.	590	Ps.	461	Ps.	349	Ps.	65
Maintenance of the Ciudad Pemex GPC 2019-2023	215		247		77		—
Integral Maintenance for the Operational Continuity of the Burgos GPC 2022-2026	211		47		—		29
Integral Maintenance for the Operational Continuity of the Matapionche GPC 2021	205		8		19		182
Maintenance of the New Pemex GPC 2018-2022	204		545		590		—
Maintenance to La Venta GPC 2021	158		268		79		140
Maintenance of the Gas and Petrochemical Process Center Coatzacoalcos 2018-2022	132		729		156		13
Maintenance of the Coatzacoalcos GPC 2023-2027	92		—		—		—
Project of pit Burners, Elevated and Integration, of the Ciudad Pemex GPC	73		174		79		—
Maintenance of the Poza Rica GPC 2018-2022	10		114		23		—
Maintenance and Reliability of the Ciudad Pemex GPC 2024-2028	7		—		—		716
Maintenance of the Security, Control, and Energy back-up Systems at the GPC	5		116		94		2
Conservation of the Main Services of the GPC Cactus	—		—		117		—
Cryogenic Maintenance III Nuevo Pemex	—		—		6		—
Maintenance of the Nuevo Pemex GPC 2024-2028	—		—		—		1,134
Others	10		20		18		58
Total	Ps.	1,912	Ps.	2,729	Ps.	1,607	Ps.	2,339

Notes: Numbers may not total due to rounding.
GPC = Gas Processing Complex.
(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
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
During 2024, we supplied 28,858.6 barrels per day of ethane for a total of Ps.1,938.1 million under this contract.

Ethylene and Derivatives

The objectives of our ethylene and derivatives line of business include the production, distribution and marketing of ethane and propylene derivatives. In 2024, we produced a total of 600.9 thousand tons of petrochemical products, a 14.6% decrease from the 703.5 thousand tons produced in 2023. This decrease was due to operational issues in the reaction section of the swing LLDPE unit at the Morelos petrochemical complex, which remained out of operation throughout 2024. As of the date of this annual report, these issues are currently being addressed with the support of the plant's licensor to reactivate production.
Our ethylene line of business manufactures several petrochemical products, including:
•ethane derivatives: ethylene, polyethylene, ethylene oxide and glycols;
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
In 2024, the Cangrejera and Morelos complexes together produced 253.9 thousand tons of ethane derivatives, 2.7 thousand tons of propylene and derivatives, and 344.3 thousand tons of other products.

•Pajaritos Refrigerated Ethylene Shipping Terminal: We have previously used this terminal for the import of ethane. No ethane was imported in 2024. In 2023, we imported 5.8 thousand tons of ethane through this terminal.
Total production capacity of our operating plants for the five years ended December 31, 2024 was distributed among our facilities as set forth below.
Ethylene and Derivatives’ Production Capacity

	Year ended December 31,
	2024	2023	2022	2021	2020
	(in thousands of tons)
Petrochemical Facility
Cangrejera(1)	1,326.3	1,326.3	1,326.3	1,321.3	1,321.3
Morelos	2,277.2	2,277.2	2,277.2	2,277.2	2,277.2
Pajaritos	207.0	207.0	207.0	207.0	207.0
Total	3,810.6	3,810.6	3,810.6	3,805.6	3,805.6

Notes: Numbers may not total due to rounding.
(1)Our ethylene and derivatives line of business’ capacity in Cangrejera does not include the production capacity of aromatics and derivatives.

Source: Pemex BDI.

Production
The following table sets forth our ethylene production for the five years ended December 31, 2024.
Ethylene’s Production(1)

	Year ended December 31,
	2024	2023	2022	2021	2020	2024 vs 2023
	(in thousands of tons)					(%)
Ethane derivatives	253.9	292.0	279.8	516.3	724.0	(13.0)
Propylene and derivatives	2.7	3.9	2.5	5.2	7.9	(30.8)
Others(2)	344.3	407.6	373.4	367.1	453.8	(15.5)
Total	600.9	703.5	655.7	888.6	1,185.7	(14.6)

Note: Numbers may not total due to rounding.
(1)Figures include petrochemical products used as raw material to produce other petrochemicals.
(2)Includes carbon dioxide, butadienes, polyethylene waxes, gross hydrogen production (including residual gas), ethylene pyrolysis liquids, nitrogen, oxygen and polyethylene by-products.
Source: Pemex BDI.

In 2024, the total production of our ethylene business decreased by 14.6%, as compared to 2023, from 703.5 thousand tons in 2023 to 600.9 thousand tons in 2024. This decrease is explained by the fact that the swing LLDPE unit at the Morelos petrochemical complex was non-operational during 2024 due to operational problems in the reaction section.

Domestic Sales
The following table sets forth our ethylene domestic sales for the five years ended December 31, 2024.
Value of Ethylene’s Domestic Sales(1)

	Year ended December 31,
	2024		2023		2022		2021		2020		2024 vs 2023
	(in millions of pesos)(2)%
Ethane derivatives	Ps.	1,359.5	Ps.	2,046.2	Ps.	2,954.6	Ps.	6,310.7	Ps.	6,042.6	(33.6)
Propylene and derivatives	—		—		—		39.4		32.9		—
Others(3)(4)	19.0		19.9		34.4		30.5		30.4		(4.5)
Total(3)	Ps.	1,378.5	Ps.	2,066.1	Ps.	2,989.0	Ps.	6,380.6	Ps.	6,105.9	(33.3)

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Figures are stated in nominal pesos.
(3)Reflects adjustments made to Pemex BDI for the years 2021, 2022, and 2023.
(4)Includes carbon dioxide, polyethylene waxes, nitrogen and oxygen.
Source: Pemex BDI.

In 2024, the value of our domestic sales for the ethylene and derivatives business segment decreased by 33.3% as compared to 2023, from Ps.2,066.1 million in 2023 to Ps.1,378.5 million in 2024. This decrease is primarily due to a lower supply of ethylene and derivative products, as a result of operational issues in the reaction section of the LLDPE unit at the Morelos petrochemical complex, which remained out of operation throughout 2024.
Sales to other Subsidiary Entities
The following table sets forth the intercompany sales of petrochemical products for the five years ended December 31, 2024.

Ethylene’s Intercompany Sales(1)

	Year ended December 31,
	2024		2023		2022		2021		2020		2024 vs 2023
	(in millions of pesos)(2)%
Ethane and derivatives	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	0.5	—
Others(3)	—		—		—		—		—		—
Total	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	0.5	—

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Figures are stated in nominal pesos.
(3)Includes hydrogen, ethylene pyrolysis liquids, monoethylene glycol pure, nitrogen and anhydrous ammonia.

Source: Pemex BDI.

In 2024, as in 2023, there were no intercompany sales of ethylene and derivatives because there were no sales of triethylene glycol to Pemex Exploration and Production.

Ethylene Capital Expenditures and Budget

Our ethylene business invested Ps.1,320 million in capital expenditures in 2024 and has budgeted Ps.1,119 million for capital expenditures in 2025.

The following table sets forth our ethylene business’ capital expenditures, excluding non-capitalizable maintenance, for each of the years ended December 31, 2022, 2023 and 2024, as well as the budget for 2025. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Ethylene’s Capital Expenditures

	Year ended December 31(1)						Budget 2025(2)
	2024		2023		2022
	(in millions of pesos)(3)
Ethylene(4)
Maintenance for the Sustaining of the Operational Capacity of the Auxiliary Services Plants of the PC Cangrejera	Ps.	326	Ps.	360	Ps.	126	Ps.	171
Maintenance for the Sustaining of the Operational Capacity of Services and Support Areas at Morelos PC (5)	245		190		21		—
Rehabilitation of Maintenance Areas to Support Production at Cangrejera PC	223		235		153		139
Sustainability of the Auxiliary Services Production Capacity II	161		13		—		—
Maintenance for the Sustaining of the Operational Capacity of the Process Plants of the PC Morelos 2020	156		265		39		—
Maintenance and Sustaining of the Operation of the Refrigerated Terminal of Ethane and Shipments in Pajaritos	93		124		2		6
Acquisition of Catalysts for Pemex Ethylene Plants 2017-2019	78		—		—		73
Maintenance to the PC Independencia 2019-2023	34		29		17		19
Modernization of Fire Protection Network at Cangrejera PC	—		39		69		179
Maintenance Program for the Production Capacity of the Ethylene Oxide Plant at Cangrejera PC	—		—		17		—
Maintenance Program of the Capacity of the Low-Density Polyethylene Plant at Cangrejera PC	—		—		13		—
Maintenance Program of the Ethylene Plant at Cangrejera PC	—		—		2		—
Maintenance for the Sustaining of the Operational Capacity of the Process Plants, Auxiliary Services and Support Departments at PC Morelos 2024	—		—		—		344
Maintenance for the Sustaining of the Operational Capacity of the Oxygen Plant, Auxiliary Services and Support Departments at PC Cangrejera 2024	—		—		—		188
Others	4		4		1		—
Total	Ps.	1,320	Ps.	1,259	Ps.	460	Ps.	1,119

Notes: Numbers may not total due to rounding.
PC = Petrochemical Complex.
(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
(3) Figures are stated in nominal pesos.
(4) Capital expenditures were made for certain projects in years following the original term indicated in the project title.
(5) Includes the project “Maintaining the Production Capacity of Auxiliary Services at Morelos PC.”
.
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
Capacity
We own four ammonia plants as of December 31, 2024. Unit VI resumed operations in December 2019, and unit VII resumed operations at the end of June 2024, after completing major maintenance repairs to restore ammonia and carbon dioxide production. The remaining two units have maintenance initiatives in place and are scheduled to gradually resume operations. It should be noted that these initiatives will be executed subject to availability of budgetary resources.
The total ammonia production capacity of our operating units for the last three years was distributed among our facilities as set forth below:
Fertilizers’ Total Capacity

	Year ended December 31,
Petrochemical Complexes	2024	2023	2022
	(thousands of tons)
Cosoleacaque (ammonia)	1,440	1,440	1,440

Source: Pemex Industrial Transformation.

Production
The following table summarizes the annual production of our fertilizers segment for the three years ended December 31, 2024.
Fertilizers’ Production

		Year ended December 31,
	2024	2023	2022	2024 vs 2023
		(thousands of tons)		(%)
Methane Derivatives
Ammonia	209.2	206.4	277.8	1.4
Carbon dioxide	512.1	398.7	467.3	28.4
Total	721.3	605.1	745.1	19.2

Note: Numbers may not total due to rounding.
Source: Pemex BDI.

Total annual production of methane derivatives in 2024 increased by 19.2%, from 605.1 thousand tons in 2023 to 721.3 thousand tons in 2024. An important factor contributing to the increase in ammonia and carbon dioxide production was the resumption of operations at ammonia unit VII at the Cosoleacaque petrochemical complex.
Sales of Fertilizers
The following table sets forth the value of our domestic sales of our fertilizers segment for the three years ended December 31, 2024.
Value of Fertilizers’ Domestic Sales(1)

	Year ended December 31,
	2024		2023		2022		2024 vs 2023
	(in millions of pesos)(2)						(%)
Methane Derivatives
Ammonia	Ps.	2,356.3	Ps.	5,067.6	Ps.	9,701.7	(53.5)
Carbon dioxide	68.4		38.3		43.9		78.6
Total	Ps.	2,424.7	Ps.	5,105.9	Ps.	9,745.6	(52.5)

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Figures are stated in nominal pesos.
Source: Pemex BDI.

In 2024 the value of domestic sales in our fertilizers segment decreased by 52.5%, from Ps.5,105.9 million in 2023 to Ps.2,424.7 million in 2024. This decrease is explained by two factors, the first is the decrease in the volume of sales and the second is related to the ammonia reference prices, which were lower in 2024 compared to 2023.
Volume of sales
The following table sets forth the value of our domestic sales for the three years ended December 31, 2024.
Volume of Fertilizers’ Domestic Sales

	Year ended December 31,
	2024	2023	2022	2024 vs 2023
	(thousands of tons)			(%)
Methane Derivatives
Ammonia	233.5	372.1	401.3	(37.2)
Carbon dioxide	306.6	278.4	315.9	10.1
Total	540.1	650.5	717.2	(17.0)

Note: Numbers may not total due to rounding.
Source: Pemex BDI.

Fertilizers Capital Expenditures

Our fertilizers segment invested Ps.1,226 million in capital expenditures in 2024 and has budgeted Ps.3,100 million for capital expenditures in 2025.

The following table sets forth our fertilizers segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2022, 2023 and 2024, as well as the budget for 2025. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Fertilizers’ Capital Expenditures

Year ended December 31,(1)	Budget
2024	2023	2022	2025(2)
(in millions of pesos)(3)
Fertilizers
Sustainability of the Production Capacity of Ammonia Plant VI at Cosoleacaque PC	Ps.	691	Ps.	382	Ps.	5	Ps.	810
Sustainability of the IV, V Ammonia Plants and Auxiliary Services Production Capacity at Cosoleacaque Petrochemical Complex	312	175	—	1,687
Maintaining the Production Capacity of Ammonia Plant VII and its Auxiliary Services at Cosoleacaque PC	107	84	8	83
Maintenance to Cryogenic Ammonia Storage Plant No. 1 at Pajaritos Refrigerated Terminal	77	31	36	15
Maintenance to Receipt, Storage and Distribution Areas at Salina Cruz Refrigerated Ammonia Terminal	20	25	—	138
Rehabilitation of Ammonia Plant IV and Integration and Auxiliary Services for Cosoleacaque PC	12	15	—	105
Maintenance to Transportation, Handling and Storage Areas at Cosoleacaque PC	5	54	9	2
Recovery of ammonia production capacity at Camargo Petrochemical Unit	—	16	—	—
Sustainability of the Production Capacity of Ammonia Terminal II at Pajaritos Refrigerated Terminal	—	8	—	174
Maintenance of Refrigeration and Ammonia Storage Plant No. 2 of the Pajaritos Refrigerated Terminal	—	—	16	—
Maintenance for the Sustaining of the Operational Capacity of the Ammonia Terminals at Guaymas and Topolobampo 2024-2028	—	—	—	57
Catalysts Acquisition for the Ammonia Plants at Cosoleacaque PC	—	—	—	29
Others	2	—	1	—
Total	Ps.	1,226	Ps.	790	Ps.	75	Ps.	3,100

Notes: Numbers may not total due to rounding.
PC = Petrochemical Complex.
(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
(3) Figures are stated in nominal pesos.
Source: Petróleos Mexicanos.

Pro-Agroindustria, S.A. de C.V.

In 2014, we acquired a non-operating nitrogen fertilizer production facility located in Pajaritos, Veracruz. After the acquisition, we initiated a major rehabilitation project that involved the restoration of our rotating, static and mechanical equipment and the rehabilitation of a carbon dioxide compression station and pipelines for its transportation. The rehabilitation was focused on the two urea plants and was completed in 2018; however, none of the plants could be commissioned at the time. Urea production started in November 2020 at our Urea 1 plant.
In 2024, we produced a total of 147,914 tons of urea, a 23% decrease from the 192,017 tons of urea produced in 2023. This decrease was mainly due to two factors: a) a scheduled shutdown of our Urea 1 plant to focus efforts on preparation work and operational testing of our Urea 2 plant, as well as b) a lack of raw materials during certain periods of the year.

As of the date of this annual report, our Urea 2 plant has reached 70% capacity during operational testing. We expect that our Urea 2 plant will reach its full operational capacity in 2025. Our Urea 1 and Urea 2 plants will have a combined production capacity of up to 990,000 tons of urea per year once they are operating at full capacity.

Grupo Fertinal, S.A. de C.V. produces fertilizers, primarily phosphates, as well as acids and other agricultural and industrial nitrates, and operates an industrial complex located in Lázaro Cárdenas, Michoacán.
Grupo Fertinal, S.A. de C.V.’s total installed and production capacity for the three years ended December 31, 2024 is as set forth below.
Grupo Fertinal, S.A. de C.V.’s Total Capacity

	Year ended December 31,
	2024	2023	2022
	(thousands of tons)
Installed capacity nitrate and phosphates	1,424.9	1,424.9	1,424.9
Production capacity nitrate and phosphates	815.4	1,275.0	1,219.0

Source: Grupo Fertinal, S.A. de C.V. Group

Grupo Fertinal, S.A. de C.V.’s total production for the three years ended December 31, 2024 is set forth below.
Grupo Fertinal, S.A. de C.V.’s Production

	Year ended December 31,
	2024	2023	2022	2024 vs 2023
	(thousands of tons)			(%)
Phosphates	490.4	535.0	434.4	(8.3)
Nitrates	168.6	128.8	181.1	30.9
Others (1)	257.8	12.1	7.6	2,030.6
Total	916.9	675.9	623.1	35.7

Source: Grupo Fertinal, S.A. de C.V. Group
(1) Includes sulfuric acid.

The following table sets forth the value of Grupo Fertinal, S.A. de C.V.’s domestic sales for the three years ended December 31, 2024.
Value of Grupo Fertinal, S.A. de C.V.’s Domestic Sales

	Year ended December 31, (1)
	2024		2023		2022		2024 vs 2023
	(in millions of pesos) (2)						(%)
Phosphates	Ps.	7,365.8	Ps.	7,770.1	Ps.	5,598.3	(5.2)
Nitrates	8,229.0		8,430.2		5,904.6		(2.4)
Ammonia	707.8		217.7		556.2		225.1
Sulfur	25.2		—		175.3		100.0
Sulfuric Acid	62.5		41.6		0.6		50.2
Others	202.5		—		20.0		100.0
Total	Ps.	16,592.9	Ps.	16,459.6	Ps.	12,254.9	0.8

Note: Numbers may not total due to rounding.
(1) Excludes value added tax.
(2) Figures are stated in nominal pesos.
Source: Grupo Fertinal, S.A. de C.V. Group.

There was a decrease of 8.3% in the production of phosphate products in 2024 compared to 2023. This decrease was due to low steam production, which generated a decrease in the final volume produced. There was a 30.9% increase in the production of nitrogen in 2024 compared to 2023 mainly due to an increase in the production of nitrate and Sulfo-nit, a fertilizer product. Production capacity of nitrates and phosphates decreased 42.7% compared to 2023, mainly due to fewer operating days during the 2024 fiscal year as a result of maintenance activities and plant stoppages throughout the year.
Production of other products increased by 2,030.6% in 2024 compared to 2023. This significant increase is attributable to the increased production of sulfuric acid for sale, rather than for use in fertilizer manufacturing.
Sales in the phosphate and nitrogen product lines decreased by 5.2% and 2.4%, respectively, in 2024 compared to 2023, mainly due to the decrease in sales prices of finished products from 2023 to 2024.

In terms of sales by market, the same trend was observed in 2024 as in 2023, with sales in the national market prevailing over sales in foreign markets. The distribution of sales in the national market compared to foreign markets has decreased slightly, reaching 81.5% of total sales in the domestic market and 18.5% in the foreign market for the year 2024, with the distribution of sales in the national market being 0.8% higher in 2024 versus 2023. This slight decrease is primarily due to the increased focus on the commercialization of other products, such as sulfuric acid, and the sale of monoammonium phosphate (MAP) in foreign markets. Moreover, domestic sales were limited by the lack of growth in the volume committed to Mexican Government’s Fertilizantes para el Bienestar (Fertilizers for Welfare) program.

Sales Distribution of Grupo Fertinal, S.A. de C.V.’s

	Year ended December 31 (in millions of pesos)
Market	2024		% in sales	2023		% in sales	2022		% in sales	Variation in sales share 2024-2023
Export	Ps.	3,756.4	18.5	Ps.	2,412.9	12.8	Ps.	5,228.7	29.9	55.7%
Domestic	Ps.	16,592.9	81.5	Ps.	16,459.6	87.2	Ps.	12,254.9	70.1	0.8%
Total	Ps.	20,349.3	100.0	Ps.	18,872.5	100.0	Ps.	17,483.6	100.0	7.8%

Note: Numbers may not total due to rounding.
Excludes value added tax.
Figures are stated in nominal pesos.
Source: Grupo Fertinal, S.A. de C.V. Group.

In 2024, our global average operational production capacity was 79.6%, a decrease compared to the 83.9% production capacity registered in 2023. This decrease was mainly due to planned stoppages for the execution and implementation of investment projects, as well as major operational shutdowns during the year. We expect increased capacity and improved production time upon the completion of the investment projects in the production units. The initiatives and projects have been developed with funds given by Pemex Industrial Transformation with the objective of recovering the productive capacity of Grupo Fertinal, S.A. de C.V., by increasing production volumes and reducing production costs in the coming years.

Since 2019, Grupo Fertinal, S.A. de C.V. has participated in the Mexican Government’s Fertilizers for Welfare program pursuant to which it distributes DAP and urea fertilizer products to rural communities in Mexico. In 2024, Grupo Fertinal, S.A. de C.V. distributed 1,060 thousand metric tons of fertilizer under this program.

Collaboration and Other Agreements
On March 24, 2020, we entered into a technological and scientific collaboration agreement with the Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development, or “SADER”) for Grupo Fertinal, S.A. de C.V. to carry out activities to support the acquisition, supply and distribution of fertilizers and the provision of technical, legal and human resources within the Fertilizers for Welfare program until September 30, 2024. Such agreement is non-commercial and there is no transfer of resources among the parties. In 2024, we amended and extended the collaboration agreement with SADER until 2046. Grupo Fertinal, S.A. de C.V. will continue its participation in the Fertilizers for Welfare Program during fiscal year 2025.

Logistics

As of December 31, 2024, our logistics segment operated through the productive state-owned subsidiary Pemex Logistics and provided land, maritime and pipeline transportation, storage and distribution services to some of our subsidiaries, local gas stations and distributors. See “—Business Overview—Transport and Distribution” in this Item 4. As of March 19, 2025, Pemex Logistics has been dissolved and all of the assets, liabilities, rights and obligations of Pemex Logistics have been assumed by Petróleos Mexicanos. For more information, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.” We do not expect changes in the reporting of our logistics segment operations as a result of this change.
Transportation of Crude Oil and Refined Products

During 2024, we injected 1,667.0 thousand barrels per day of crude oil and petroleum products into our pipelines, representing a 5.2% increase as compared to 2023 when we injected 1,584.5 thousand barrels per day, mainly due to higher fuel sales and an increase in crude oil processing at refineries.

During 2024, we injected 130.0 thousand barrels per day of LPG, representing a 1.6% increase as compared to the 128.0 thousand barrels per day of LPG injected in 2023, due to an increase in the requirements of Pemex Industrial Transformation in the terminals and interconnections associated with the pipeline transport system for liquefied petroleum gas. Additionally, we injected 2.3 thousand barrels per day of petrochemicals in 2024, a decrease of 36.1% as compared to the 3.6 thousand barrels per day we injected in 2023. This decrease was mainly due to a decreased demand for isobutane at the Minatitlán and Salina Cruz refineries.

In 2024, we transported a total of 2,444.2 thousand barrels per day of petroleum products: 1,799.3 thousand barrels per day (73.6%) were injected by pipeline systems, 457.8 thousand barrels per day (18.7%) were transported by land (373.0 thousand barrels per day by tank truck and 84.8 thousand barrels per day by tank car) and the remaining 187.1 thousand barrels per day (7.7%) were transported by tankers.
Treatment and Primary Logistic

In 2024, we received an average of 1,190.4 thousand barrels per day of crude oil for treatment, which consists of dehydration and desalination, representing an increase of 1.5% as compared to 1,173.0 thousand barrels per day in 2023. This increase was due to an increase in crude oil production by Pemex Exploration and Production. During 2024, we transported an average of 1,222.7 thousand barrels of crude oil per day to the National Refining System, TASP Pajaritos and Salina Cruz refinery and 262.0 thousand barrels of crude oil per day to the export terminals.

During 2024, we transported an average of 2,700.5 million cubic feet per day of non-processed natural gas through the Altamira, Misión, Santuario and Gas Marino Mesozoico transportation systems, as compared to the 3,051.0 million cubic feet per day in 2023, representing a decrease of 11.5% due to lower availability of raw natural gas shipments from Pemex Exploration and Production. In addition, we transported an average of 14.9 thousand barrels per day of condensate by the Misión and Condensado Terrestre Sur transportation systems compared to 14.0 thousand barrels per day in 2023, representing an increase of 6.4% due to higher product availability from Pemex Exploration and Production.

During 2024, we had 25 leak and spill events (21 in pipelines and four in industrial installations), none of which were significant.
Open Season
Since 2017, under the guidelines issued by the CRE, Pemex Logistics began participating in “Open Season” auctions, which are intended to be transparent and competitive auctions for access to our pipelines and storage infrastructure, wherein any participant can compete to offer its services.
During 2024, no open seasons were held for capacity allocation in any of the Pemex Logistics systems.
In line with our new legal regime as a public state-owned company under the Energy Reform Decree, the Secondary Legislation now prioritizes our participation in the domestic hydrocarbons industry. As part of this change, the Hydrocarbons Sector Law repealed the prior Hydrocarbons Law and eliminated the open access obligations that had applied to transportation, storage and distribution infrastructure in our midstream and downstream operations. Accordingly, as of the date of this report, we are no longer subject to the Open Season mechanism for such infrastructure. For more information, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.”
Transport and Distribution
Our pipelines connect crude oil and natural gas production centers with refineries and petrochemical plants, and our storage terminals with Mexico’s major cities. At the end of 2024, the pipeline network measured approximately 17,361.2 kilometers in length, of which 13,372.4 kilometers are currently in operation and 3,988.7 kilometers are temporarily out of service due to lower production of a field where the pipeline is located or because the transportation service is irregular, which makes its use unprofitable. Once circumstances are more favorable, the pipeline’s status is changed to operational. As of the date of this annual report, we are analyzing 3,535.9 kilometers of the 3,988.7 kilometers of pipelines that are temporarily out of operation to determine how they will be used in the future.
As of December 31, 2024, the pipeline network of Pemex Logistics was distributed as follows:

Transported Product	Length (km)
Petroleum products	8,301.2
Crude Oil	5,237.2
LP Gas	1,477.9
Chemicals	309.8
Petrochemicals	1,824.4
Fuel Oil	130.5
Jet Fuel	80.2
Total	17,361.2

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

We have made considerable progress towards meeting the General Administrative Provisions that establish the guidelines on the DAGs requirements on risk assessment and pipeline integrity described in Chapter VI of the DAGs. As of December 31, 2024, we have analyzed 100% of our network of logistics pipelines. The risk and integrity analyses are conducted on a yearly basis, in order to keep all the integrity management plans updated. In addition, we have implemented several measures related to our pipeline integrity management plan, including by collecting information to create pipeline databases.
The results of our risk evaluation are as follows:

High Risk	0.0	kilometers
Medium Risk	8,626.2	kilometers
Low Risk	8,735.0	kilometers
Despite the implementation of our pipeline integrity management plan, we experienced 88 leaks and spills in 2024, a slight decrease from the 92 incidents we experienced in 2023.
The transportation of crude oil, natural gas and other products through the pipeline network is subject to various risks, including risk of leakage and spills, explosions and fuel theft. In 2024, we spent a total of Ps.1,533.9 million for the rehabilitation and maintenance of our pipeline network, and we have budgeted Ps.2,116.7 million for these expenditures in 2025. This increase was mainly due to greater availability of financial resources allocated to Pemex Logistics, which allowed for the expansion of rehabilitation and maintenance activities for the pipeline network. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Operations—We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, criminal acts, blockades to our facilities and deliberate acts of terror that could adversely affect our business, results of operations and financial condition” and “—Business Overview—Environmental Liabilities” above.
Fleet Developments

In July of 2013, as part of a plan to modernize our fleet, we signed an agreement with the Secretaría de Marina Armada de México (Mexican Navy, or “SEMAR”), valued at Ps.3,212.1 million (U.S.$250.0 million), for the construction of 22 vessels for Pemex Industrial Transformation, which formally operated through Pemex Refining. This agreement initially included construction of 16 tugboats, three multipurpose vessels and three barges, but was amended in 2016 to remove the construction of the three barges and to extend the final delivery date to January 2022. On March 26, 2021, the Mexican Navy and Petróleos Mexicanos agreed to reduce of the scope of the agreement in two supply orders. This transaction is now valued at Ps.5,235 million. As of December 31, 2024, the Mexican Navy has delivered 15 of 17 tugboats, keeping two of payment of debt for services from the Mexican Navy Secretariat to the Strategic safeguard subdirectorate. The remaining two tugboats are scheduled to be delivered during the first half of 2025.
As of December 31, 2024, we owned 16 refined product tankers. We also have 17 tugboats, three suppliers, 1,800 tanker trucks and 525 tanker cars, as well as 73 storage and distribution terminals, 11 liquefied gas terminals, five maritime terminals and 10 dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute the hydrocarbons transportation and distribution infrastructure.
As of December 31, 2024, our fleet of refined product tankers included 16 vessels, 13 of which were owned by Pemex Logistics and three of which were leased under financial leases, with a total transportation capacity of 4,103.8 thousand barrels. 55.6% of our ships were located on the Pacific coast and the other 44.4% were in the Gulf of Mexico. Of the capacity of the ships located on the Pacific coast, 85.7% were used to transport distillates and 14.3% were used to transport fuel oil and heavy diesel. Of the capacity of the ships located in the Gulf of Mexico, 68.0% was used for distillates and 32.0% was used for fuel oil and heavy diesel.

Logistics Capital Expenditures and Budget

Our logistics segment invested Ps.5,153.0 million in capital expenditures in 2024 and has budgeted Ps.7,310.0 million in capital expenditures for 2025.

The following table sets forth our logistics segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2022, 2023 and 2024, as well as the budget for 2025. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Logistics’ Capital Expenditures

	Year ended December 31,(1)						Budget 2025(2)
	2024		2023		2022
	(in millions of pesos)(3)
Logistics
Gas Marino-Mesozoico Transportation Systems	Ps.	754	Ps.	1,060	Ps.	447	Ps.	1,378
Marine Terminal Dos Bocas – CCC Palomas Corridor	668		904		1,170		862
Maintenance of Pipeline Transportation Systems Permit 5 Oil Pipeline Transportation for the Southern Zone System Gulf Midwest	502		1,041		119		723
Maintenance of the Pipeline Transportation System, Permission No. 7 Pipelines 2023-2027	502		76		—		538
Rehabilitation of the Pemex Logistics Vessel Tanks	359		—		—		210
Maintenance of the Altamira Pipeline Transportation Systems: Raw Oil and Gas	296		349		90		134
Maintenance of the Southern Ground Oil Transportation System	280		60		—		867
Capitalized Maintenance for the Pajaritos Storage and Port Services Terminal and Pajaritos Storage and Dispatch Terminal	253		614		399		—
Maintenance to the Pipeline Transportation Systems Permission 4 North	224		311		79		254
Capitalized Maintenance to 5 TAD under Center Regional Logistics Management: TAD 18 de Marzo, Añil, Barranca del Muerto, San Juan Ixhuatepec and Toluca	193		79		290		170
Maintenance of the North Ground Oil Treatment System	190		241		27		181
Maintenance of Mission Pipeline Transportation Systems: Gas and Condensates	162		154		37		256
Operational Reliability in the Assets of the Pipeline Sub-Directorate	109		105		113		46
Maintenance of Pipeline Monitoring, Control Systems and Flow Measurement Systems of the National Distribution Network of Pemex Refineries	96		141		84		—
Maintenance of the Navy Repair Center	73		109		—		—
Major Rehabilitations for the Sustaining of the Vessels of the Major Fleet Assigned to Pemex Logistics	48		146		97		—
Maintenance of Pipeline Transportation Systems Liquefied Petroleum Gas Permit	42		82		20		—
Maintenance of Marine Terminal Dos Bocas	39		155		744		—
Maintenance of Pipeline Transportation Systems Permission 7 Crudos	38		364		517		—
Capitalizable Maintenance of the Storage Terminal and Port Services in Tuxpan, Veracruz	33		84		41		426
Capitalized Maintenance to 7 Storage Terminals under Pacific Regional Logistics Management: TAD Rosarito, Ensenada, Mexicali, Topolobampo, Mazatlán, Culiacán and Guamúchil	1		203		2		189
Rehabilitations of Support Vessels for the Nautical Operation Assigned to Pemex Logistics	1		20		42		—
Integrity Diagnostics and Adequacy of the Instrumented Safety Systems and the Basic Control of the Southeast Pumping Stations	—		764		121		—
Sustainability of the TARs Security, Measurement, Control and Automation systems	—		89		—		—
Evaluation and Rehabilitation of the Mechanical Integrity on Poza Rica-Salamanca, and Nuevo-Teapa-Tula Pipelines	—		80		—		—
Maintenance and Safety at Liquefied Gas Terminals	—		74		13		—
Replacement of Vessel Tanks Nuevo Pemex I, II, III and IV by Acquisition and/or Leasing	—		70		355		—
Restoration, Standardization and Adaptation of the Docks of the TOMP Salina Cruz	—		50		62		—
Altamira Integral System Maintenance Case	—		47		227		—
Restoration, Standardization and Adaptation of the Docks of the TOMP Pajaritos	—		31		71		—
Maintenance of 7 Storage Terminals of the Pacific Regional Logistics Management: TAD Acapulco, Colima, El Castillo, Lázaro Cárdenas, Manzanillo, Tepic, Zapopan	—		8		234		22
Maintenance of 5 Terminals: TAD Poza Rica, Tierra Blanca, Jalapa, Perote and Veracruz	—		6		157		—
Capitalized Maintenance to 7 Storage Terminals under North Regional Logistics Management: TAD Santa Catarina, Chihuahua, Cd. Juárez, Parral, Saltillo, Gómez Palacio Durango	—		2		49		—
Maintenance of 7 Storage Terminals under Pacific Regional Logistics Management: TAD Obregón, Guaymas, Hermosillo, La Paz, Magdalena, Navojoa and Nogales and 2 Storage and Port Services Terminals (TASP) Guaymas and La Paz	—		1		23		51
Integral Maintenance for the Reliability of the Liquefied Petroleum Gas Distribution Terminals	—		—		160		—
Maintenance of Mission System	—		—		140		—
Implementation of the SCADA System in 47 Pipeline Transportation Systems	—		—		18		—
Capitalizable Maintenance to the Storage and Port Services Terminal: Salina Cruz and marine pipelines of Storage and Port Services Management	—		—		17		16
Maintenance of Transportation System by Pipeline, Permission Number 3 Topolobampo	—		—		12		—
Acquisition of 5 Tankers Vessel by Cash and/or by Leasing	—		—		8		—
Maintenance of Pipelines Transportation Systems Permission 5 South, Gulf, Central and West Zones	—		—		6		—
Implementation, Rehabilitation, Updating and/or Modernization of the Measurement and Quality Systems of the Facilities and the Pipeline Transportation Systems of the North Primary Treatment and Logistics Operations Management	—		—		—		644
Maintenance of the Dos Bocas Marine Terminal Treatment System	—		—		—		80
Others	290		235		283		263
Total	Ps.	5,153	Ps.	7,755	Ps.	6,274	Ps.	7,310
Notes: Numbers may not total due to rounding.
TM = Terminal Marítima (Marine Terminal).
TOMP = Terminal de Operación Marítima y Portuaria (Maritime and Port Operation Terminal).
TAD = Terminal de Almacenamiento y Distribución (Storage and Distribution Terminal).
CERENAV = Centro de Reparaciones Navales (Naval Repair Center).
(1)Amounts based on cash basis method of accounting.
(2)Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
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
In 2024, we did not provide operation and maintenance services to CENAGAS pipelines.
During 2024, we did not obtain income from services provided to CENAGAS.
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
Exports and Imports
As of December 31, 2024, PMI purchased crude oil from Pemex Exploration and Production and then sold it to PMI’s customers. PMI sold an average of 806.2 thousand barrels of crude oil per day in 2024, which represented 46.3% of our total crude oil production, inclusive of condensed crude oil production and exclusive of amounts produced in conjunction with other partners.
The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2024		2023		2022		2021		2020
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by Volume)
Olmeca(1) (API gravity of 38.0°-39.0°)	42.6	5.3	15.4	1.5	—	—	—	—	—	—
Isthmus(2) (API gravity of 32.0°-33.0°)	231.4	28.7	420.5	40.7	289.5	30.4	181.4	17.8	139.7	12.6
Zapoteco(3) (API gravity of 29.0°-29.9°)	55.1	6.9	8.1	0.8	—	—	—	—	—	—
Maya (API gravity of 21.0°-22.0°)	462.9	57.3	571.9	55.4	639.5	67.1	796.8	78.3	908.6	81.1
Altamira (API gravity of 16.0°-17.5°)	14.2	1.8	16.9	1.6	17.5	1.8	18.5	1.8	18.4	1.6
Talam(4) (API gravity of 15.8º-16.0°)	—	—	—	—	6.7	0.7	21.6	2.1	53.2	4.7
Total	806.2	100%	1,032.8	100%	953.2	100%	1,018.3	100%	1,119.9	100%

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
(4)During 2023 and 2024, we did not export Talam crude oil.
Source: PMI operating statistics as of December 31, 2024.

Year ended December 31,
2024	2023	2022	2021	2020
(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S.$	71.04	U.S.$	81.19	U.S.$	—	U.S.$	—	U.S.$	—
Isthmus(1)	73.36	72.86	92.04	67.44	37.60
Zapoteco(2)	72.43	77.89	—	—	—
Maya	68.48	69.54	88.10	65.51	36.63
Altamira	65.92	67.32	86.47	61.61	32.06
Talam	—	—	83.93	65.23	27.60
Weighted average realized price	70.24	70.97	89.24	65.78	36.24

(1)Does not include MXB SC crude oil.
(2)As of September 2023, MXB SC crude oil became known as "Zapoteco" crude oil, by its own price formula approved by the Board of Directors.
Source: PMI operating statistics as of December 31, 2024.

Geographic Distribution of Export Sales
As of December 31, 2024, PMI had 19 customers in seven countries. In 2024, 56.9% of our crude oil export sales were to customers in the United States, which represented a 12.7% decrease as compared to 2023.
The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2024. The table also presents the distribution of exports among PMI’s crude oil types for those years.
Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2024		2023		2022		2021		2020
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	458.8	56.9	719.5	69.6	637.9	66.9	578.8	56.8	659.6	58.9
Europe	176.7	21.9	140.1	13.6	113.0	11.9	141.9	13.9	162.8	14.5
Asia	169.7	21.0	173.2	16.8	202.3	21.2	297.6	29.3	297.5	26.6
Central and South America	1.1	0.2	—	—	—	—	—	—	—	—
Total	806.2	100.0	1,032.8	100.0	953.2	100.0	1,018.3	100.0	1,119.9	100.0
Olmeca (API gravity of 38.0°-39.0°)(1)
United States and Canada	8.9	1.1	5.5	0.5	—	—	—	—	—	—
Others	33.7	4.2	9.9	1.0	—	—	—	—	—	—
Total	42.6	5.3	15.4	1.5	—	—	—	—	—	—
Isthmus (API gravity of 32.0°-33.0°)
United States and Canada	153.5	19.0	284.6	27.5	197.4	20.7	146.6	14.4	124.6	11.2
Others	77.9	9.7	135.9	13.2	92.1	9.7	34.8	3.4	15.1	1.4
Total	231.4	28.7	420.5	40.7	289.5	30.4	181.4	17.8	139.7	12.6
Zapoteco (API gravity of 29.0° - 29.9°)
United States and Canada	10.2	1.3	2.7	0.3	—	—	—	—	—	—
Others	44.9	5.6	5.4	0.5	—	—	—	—	—	—
Total	55.1	6.9	8.1	0.8	—	—	—	—	—	—
Maya (API gravity of 21.0°-22.0°)
United States and Canada	271.9	33.7	409.8	39.7	417.6	43.8	398.9	39.2	474.8	42.4
Others	191.0	23.6	162.1	15.7	221.9	23.3	397.9	39.1	433.8	38.7
Total	462.9	57.3	571.9	55.4	639.5	67.1	796.8	78.3	908.6	81.1
Altamira (API gravity of 16.0°-17.5°)
United States and Canada	14.2	1.8	16.9	1.6	17.5	1.8	18.5	1.8	18.4	1.6
Others	—	—	—	—	—	—	—	—	—	—
Total	14.2	1.8	16.9	1.6	17.5	1.8	18.5	1.8	18.4	1.6
Talam (API gravity of 15.8° - 16.0 °)
United States and Canada	—	—	—	—	5.4	0.6	14.8	1.4	41.8	3.7
Others	—	—	—	—	1.3	0.1	6.8	0.7	11.4	1.0
Total	—	—	—	—	6.7	0.7	21.6	2.1	53.2	4.7

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
Source: PMI operating statistics as of December 31, 2024.
In total, we exported 806.2 thousand barrels of crude oil per day in 2024 and, pursuant to Pemex Exploration and Production’s request, we expect to export 527 thousand barrels of crude oil per day in 2025 (including Maya, Istmo, Altamira, Olmeca and Zapoteco crude oil). We sell crude oil produced by our subsidiary entity Pemex Exploration and Production under a variety of contractual arrangements. We believe that our proved developed and proved undeveloped reserves will be sufficient to allow us to fulfill our supply commitments.
The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2024.
Volume of Exports and Imports

	Year ended December 31,
	2024	2023	2022	2021	2020	2024 vs. 2023
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca(1)	42.6	15.4	—	—	—	176.6
Isthmus(2)	231.4	420.5	289.5	181.4	139.7	(45.0)
Zapoteco(3)	55.1	8.1	—	—	—	580.2
Maya	462.9	571.9	639.5	796.8	908.6	(19.1)
Altamira	14.2	16.9	17.5	18.5	18.4	(16.0)
Talam(4)	—	—	6.7	21.6	53.2	—
Total crude oil	806.2	1,032.8	953.2	1,018.3	1,119.9	(21.9)
Natural gas(5)	0.7	0.7	0.7	0.8	1.0	—
Gasoline	2.3	5.6	8.0	6.8	12.2	(58.9)
Other petroleum products and LPG(6)	219.8	186.3	190.6	160.3	127.1	18.0
Petrochemical products(6)(7)	17.9	7.5	18.3	107.4	37.8	138.7
Imports
Natural gas(5) (8)	737.7	463.4	532.1	904.6	853.1	59.2
Gasoline(7)	403.1	426.6	431.0	349.3	396.5	(5.5)
Other petroleum products and LPG(5)(6)	282.2	309.7	312.5	208.0	197.3	(8.9)
Petrochemical products(7)	145.7	452.7	373.9	349.2	386.0	(67.8)

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
(4) During 2023 and 2024, we did not export Talam crude oil.
(5) Numbers expressed in millions of cubic feet per day.
(6) Reflects adjustments made to Pemex BDI for 2023.
(7) In thousands of tons.
(8) Includes the import of liquefied natural gas through Manzanillo.

Source: PMI operating statistics as of December 31, 2024, and Pemex BDI.

Crude oil exports decreased by 21.9% in 2024, from 1,032.8 thousand barrels per day in 2023 to 806.2 thousand barrels per day in 2024 mainly due to a lower availability of crude oil by Pemex Exploration and from increased crude oil processing and consumption by the National Refining System. We did not export Olmeca crude oil during 2020, 2021 and 2022, due to a lack of availability of Olmeca crude oil for export. However, in July 2023, the export of this type of crude in the international market resumed. In March 2023, the Mexican Blend Salina Cruz (MXB SC) crude began to be exported and, as of September 2023, it became known as "Zapoteco" crude oil, with its own price formula approved by the Board of Directors.
We import dry gas, a variety of natural gas, to complement our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. Domestic sales of natural gas were 1,346.9 million cubic feet in 2024, a 13.7% increase compared to 2023. This behavior is explained by higher sales under the first-hand sales, commercial schemes and independent energy producers schemes, which had increases of 97.3 million cubic feet per day (39.5%), 50.9 million cubic feet per day (10%) and 14.3 million cubic feet per day (3.4%), respectively.
In 2024, we imported 737.7 million cubic feet per day of natural gas, a 59.2% increase from the 463.4 million cubic feet per day imported in 2023. The increase in imports is mainly due to a decline in domestic production, resulting from a reduced supply of wet gas for processing from Pemex Exploration and Production.

PMI Trading buys and sells both refined products and petrochemical products, primarily under the following terms: Free on Board (FOB), Delivered at Frontier (DAF), Delivered Ex Ship (DES), Delivered at Place (DAP) and Cost and Freight (CFR).
The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2024.
Value of Exports and Imports(1)

	Year ended December 31,
	2024		2023		2022		2021		2020		2024 vs. 2023
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S.$	1,108.0	U.S.$	456.4	U.S.$	—	U.S.$	—	U.S.$	—	142.8
Isthmus(2)	6,213.0		11,135.5		9,724.6		4,464.8		1,921.5		(44.2)
Zapoteco(3)	1,460.3		231.5		—		—		—		530.8
Altamira	343.3		415.9		550.9		416.8		216.2		(17.5)
Maya	11,601.4		14,514.8		20,565.1		19,052.5		12,179.9		(20.1)
Talam	—		—		206.9		514.2		537.4		—
Total crude oil(4)	U.S.$	20,726.0	U.S.$	26,754.1	U.S.$	31,047.5	U.S.$	24,448.3	U.S.$	14,855.0	(22.5)
Natural gas	0.3		0.4		1.5		0.9		0.4		(25.0)
Gasoline(5)	53.2		129.9		219.2		154.9		154.9		(59.0)
Other petroleum products and LPG(5)	4,858.6		3,983.7		4,887.5		3,285.8		1,321.3		22.0
Petrochemical products(5)	6.3		2.5		13.0		68.5		13.7		152.0
Total natural gas, petroleum and petrochemical products (5)	U.S.$	4,918.4	U.S.$	4,116.5	U.S.$	5,121.2	U.S.$	3,510.1	U.S.$	1,490.3	19.5
Total exports	U.S.$	25,644.4	U.S.$	30,870.6	U.S.$	36,168.7	U.S.$	27,958.4	U.S.$	16,345.3	(16.9)
Imports
Natural gas(5)	U.S.$	719.8	U.S.$	546.1	U.S.$	1,360.0	U.S.$	2,196.4	U.S.$	774.1	31.8
Gasoline(5)	15,128.9		17,603.3		20.673.3		10,848.7		8,120.1		(14.1)
Other petroleum products and LPG(5)	8,852.5		11,213.3		14,238.8		5,445.0		3,614.0		(21.1)
Petrochemical products	602.7		2,137.5		1,714.4		881.0		633.0		(71.8)
Total imports(5)	U.S.$	25,303.9	U.S.$	31,500.2	U.S.$	37,986.5	U.S.$	19,371.1	U.S.$	13,141.2	(19.7)
Net exports (imports)	U.S.$	340.5	U.S.$	(629.6)	U.S.$	(1,817.8)	U.S.$	8,587.3	U.S.$	3,204.1	(154.1)

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
(5)Reflects adjustments made to Pemex BDI by the years 2022 and 2023.
Source: PMI operating statistics as of December 31, 2024, which are based on information in bills of lading.
In 2024, imports of natural gas increased in value by 31.8% as compared to 2023, primarily as a result of an increase in the volume of natural gas imports to meet increased national demand. Imports of gasoline decreased in value by 14.1%, mainly due to the increase in domestic gasoline production, driven by Mexico’s energy self-sufficiency strategy.
The following table describes the composition of our exports and imports of selected refined products for the three years ended December 31, 2024.
Exports and Imports of Selected Petroleum Products

	Year ended December 31,
	2024		2023		2022
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Exports
Fuel oil	203.9	91.8	170.7	89.0	174.5	87.9
Gasoline	2.3	1.0	5.6	2.9	8.0	4.0
Others	15.9	7.2	15.6	8.1	16.0	8.1
Total	222.1	100.0%	191.9	100.0%	198.5	100.0%
Imports
Gasoline(1)(2)	403.1	58.8	426.6	57.9	431.0	58.0
Fuel Oil	0.2	—	—	—	—	—
Liquefied petroleum gas(1)(3)	82.0	12.0	76.2	10.3	77.2	10.4
Diesel(1)	137.1	20.0	173.6	23.6	175.1	23.6
Others	62.9	9.2	59.9	8.1	60.2	8.1
Total(1)	685.3	100.0%	736.3	100.0%	743.5	100.0%

Notes: Numbers may not total due to rounding.
tbpd = thousand barrels per day.
(1)Reflects adjustments made to Pemex BDI for 2023.
(2)Includes premium gasoline, regular gasoline, premium components and naphthas
(3)Includes butanes and propane.
Source: Pemex BDI.
In 2024, exports of petroleum products increased by 15.7%, from 191.9 thousand barrels per day in 2023 to 222.1 thousand barrels per day in 2024, mainly due to a 19.4% increase in the volume of fuel oil exports. Imports of petroleum products decreased by 6.9% from 736.3 thousand barrels per day in 2023 to 685.3 thousand barrels per day in 2024, mainly due to a lower volume of gasoline and diesel imports.
Exports of petroleum products increased in value by 19.5% in 2024, in comparison with 2023, primarily due to the increase in the price of petroleum products. In 2024, imports of petroleum products decreased in value by 19.7%, which is also explained by lower reference prices for refined products. Our net exports of petroleum products for 2024 amounted to a surplus of U.S.$340.5 million, reflecting an 154.1% improvement compared to the deficit of U.S.$ 629.6 million in 2023.
The Secretary of Energy did not enter into any further agreements to reduce or increase crude oil exports and production, during 2023 and 2024. See “Item 4—Information on the Company—Trade Regulation, Export Agreement and Production Agreements” below.
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
Gas Stations in the United States
In 2024, there were a total of 22 service stations operating under the PEMEX licensing agreement program in the United States, five in the state of Texas and 17 in the state of California. The fuel supply at these gas stations is derived from the United States wholesale market, and the retail selling prices are subject to the local market conditions in the locations of each service station.
We are evaluating an updated commercial strategy, taking into consideration the current market conditions, including fuel demand and brand positioning and recognition, to adapt to consumer needs within each region, align with our strategic objectives and maximize market penetration and brand value in subset markets.

Gasolinas Bienestar, S.A. de C.V.
Since July 2023, Gasolinas Bienestar, S.A. de C.V., our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba. From July 2023 through December 30, 2023, Gasolinas Bienestar, S.A. de C.V. exported 16.8 thousand barrels of crude oil per day and 3.3 thousand barrels of petroleum products per day, amounting to Ps.6.3 billion (U.S.$0.4 billion). Such sales represented 1.0% of our total exports of crude oil and 0.6% of our total sales of petroleum products, respectively.

In 2024, Gasolinas Bienestar, S.A. de C.V. exported 20.1 thousand barrels per day of crude oil per day and 2.7 thousand barrels of petroleum products per day, amounting to Ps.12.7 billion (U.S.$0.6 billion). Such sales represented 2.8% of our total exports of crude oil and 0.7% of our total sales of petroleum products, respectively. Sales by Gasolinas Bienestar, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.
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
Kot AG reinsures over 80% of its reinsurance policies with unaffiliated third party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and creditworthiness. Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. As of December 31, 2024, Kot AG’s net risk retention is circa U.S.$ 812 million spread across different reinsurance coverages to mitigate potential aggregation factors.
Compliance at Pemex
Our current corporate compliance program, Pemex Cumple (Pemex Complies), was authorized by the Board of Directors of Petróleos Mexicanos in June 2023. This program amended and supplemented our previous compliance program, which the Board of Directors of Petróleos Mexicanos approved on November 16, 2019. See “Item 4 – General Regulatory Framework” for more information regarding Pemex Complies.

This program aims to promote a culture of ethics and compliance with applicable national and international laws, treaties, and regulations specific to the oil and gas sector. It is structured around four pillars: (i) Ethics and Integrity, (ii) Anti-Corruption, (iii) Legal Compliance, and (iv) Transparency and Protection of Personal Data. The program seeks to implement various strategies and lines of action to build trust in commercial relationships with third parties and society at large. The General Counsel of Petróleos Mexicanos provides annual progress reports to the Board of Directors of Petróleos Mexicanos and semiannual reports to the Sustainability Committee and Boards of Directors of the subsidiary entities concerning the implementation of Pemex Complies.

To enhance and guide the implementation of the Pemex Complies program, the Board of Directors of Petróleos Mexicanos approved an amendment to the Organic Statute of Petróleos Mexicanos on April 27, 2021. This amendment was published in the Official Gazette of the Federation on May 7, 2021. It strengthens certain existing functions and introduces new responsibilities for the Legal Department of Petróleos Mexicanos, aligning them with those typically handled by a compliance officer in accordance with international best practices. This effort is managed by the Legal Management of Legal Compliance and Transparency.
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
Ethics Committee
Our Ethics Committee comprises members from our management team and specializes in corporate ethics, protection of human rights and inclusion, which regulates and promotes the implementation and compliance with our Code of Ethics and Code of Conduct.
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
Collaboration and Other Agreements

We develop collaboration agreements with operators and service companies, as well as with research institutes to work jointly on research, technological development and innovation projects. These efforts promote the exchange of technical knowledge, the application of technologies and the development of technical talent, addressing the operational, technical or technological needs that arise in the exploration, extraction, transportation and storage of hydrocarbons. Our goal is to ensure the sustainable use of the hydrocarbons and reduce the environmental impact through optimizing and decarbonizing processes, ensuring the energy transition and advancing clean energies to achieve the Net Zero goal. As of the date of this report, the following agreements have been executed:

•Mexican Petroleum Institute: Agreement for research, technological development and innovation activities to attend to the operational, technical or technological needs of our value chain.
•In January 2023, Pemex signed a collaboration agreement with the Unidad de Inteligencia Financiera (Financial Intelligence Unit or "UIF") for the exchange of information in order to increase transparency in the fight against corruption and money laundering.
Property, Plants and Equipment
General
Substantially all of our property, consisting of refineries, storage, production, manufacturing and transportation facilities and certain retail outlets, is located in Mexico, including Mexican territorial waters in the Gulf of Mexico, except for facilities related to Deer Park refinery, which are located in the state of Texas in the United States of America. The location, character, utilization and productive capacity of our exploration, drilling, refining, petrochemical production, transportation and storage facilities are described above. See “—Exploration and Production,” “—Industrial Transformation” and “—Logistics” in this Item 4. The insurance program covering all of our properties is also described above under “—Insurance.”
Reserves
Under the Mexican Constitution, all crude oil and other oil and gas reserves located in the subsoil of Mexico are owned by Mexico and not by us. In August 2014, through the process known as Ronda Cero (Round Zero), the Mexican
Government granted us the right to extract, but not own, certain petroleum and other oil and gas reserves assigned to us in
Mexico. The Mexican Government has granted us the right to explore for and exploit petroleum and other oil and gas reserves in areas that have been granted to us in subsequent rounds. Productive state-owned companies and other companies participating in the Mexican oil and gas industry may report assignments or contracts and the corresponding expected benefits for accounting and financial purposes. See “Information on the Company—History and Development—Legal Regime” above in this Item 4. Our estimates of hydrocarbons reserves are described under “—Exploration and Production—Reserves” above.
GENERAL REGULATORY FRAMEWORK
We are regulated by the Mexican Constitution, the 2025 Petróleos Mexicanos Law and the Hydrocarbons Sector Law, among other regulations. The purpose of the 2025 Petróleos Mexicanos Law is to regulate the organization, management, operation, monitoring, evaluation and accountability of Petróleos Mexicanos as a state-owned public company of the Mexican Government. On October 31, 2014, the Regulations to the Petróleos Mexicanos Law were published in the Official Gazette of the Federation. These regulations were modified on February 9, 2015. The purpose of these regulations is to regulate, among other things, the appointment and removal of the members of the Board of Directors of Petróleos Mexicanos, potential conflicts of interest for Board members, and the evaluation of Petróleos Mexicanos. We expect to adopt a new organizational statute in 2025 pursuant to the Energy Reform Decree and the Secondary Legislation.
For more information on recent changes to our regulatory framework, see “Special Note regarding Mexican Constitutional Amendments” and “History and Development—Recent Energy Reform” in this Item 4.
The Mexican Government and its ministries regulate our operations in the oil and gas sector. The Ministry of Energy monitors our operations, and the Secretary of Energy acts as the chairperson of the Board of Directors of Petróleos Mexicanos. In addition, the Ley de los Órganos Reguladores Coordinados en Materia Energética (Coordinated Energy Regulatory Bodies related to the Energy Matters Law), which took effect on August 12, 2014, establishes mechanisms for the coordination of these entities with the Ministry of Energy and other ministries of the Mexican Government. The Ministry of Energy has the authority to award and execute contracts for exploration and production. The Energy Regulatory Commission and the new National Energy Commission have the authority to grant permits for the storage, transportation and distribution of oil, gas, petroleum products and petrochemicals in Mexico, and to regulate the first-hand sale of these products. The regulatory powers of the Ministry of Energy, the National Energy Commission and the Energy Regulatory Commission extend to all oil and gas companies operating in Mexico, including us and our subsidiary entities. For more information, see “History and Development--Recent Energy Reform—New Legal Regime—Hydrocarbons Sector Law and the Law of the National Energy Commission.”
On December 2, 2014, the Ministry of Energy published in the Official Gazette of the Federation a statement declaring that the new Board of Directors of Petróleos Mexicanos was performing its duties and the mechanisms for our oversight, transparency and accountability had been implemented in accordance with the 2014 Petróleos Mexicanos Law. As a result, the special regime that governs Petróleos Mexicanos’ activities relating to state-owned subsidiary entities, affiliates, compensation, assets, administrative liabilities, budget, debt levels and the state dividend became effective. On October 8, 2021, the General Provisions for Contracting with Petróleos Mexicanos and its Productive State-Owned Subsidiaries were published in the Official Gazette of the Federation. These General Provisions regulate the legal process for acquisitions, leases, works and services needed for our projects and require that our suppliers, contractors and other participants with whom we have or intend to have a commercial relationship have compliance programs, or adhere to our Código de Ética para Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales (Code of Ethics for Petróleos Mexicanos, its subsidiary entities and affiliates, or the Code of Ethics) and our Código de Conducta de Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, empresas filiales (Code of Conduct of Petróleos Mexicanos, its subsidiary entities and, where applicable, affiliated companies, or the Code of Conduct), which are part of our compliance program, with the signed commitment to implement their own compliance program, as well as having programs or systems for prevention and compliance with the legal provisions and applicable to the development of its operations, activities or services. In addition, a due diligence process is conducted to any third party with whom we intend to enter into and/or continue with a commercial agreement prior to the execution of the agreement.
In accordance with the 2025 Petróleos Mexicanos Law, each year the Ministry of Finance and Public Credit provides us with estimated macroeconomic indicators for the following fiscal year, which we are to use to prepare the consolidated annual budget for Petróleos Mexicanos and the subsidiary entities, including our financing program. Upon approval by the Board of Directors of Petróleos Mexicanos, our consolidated budget and financing program is then submitted to the Ministry of Finance and Public Credit, which has the authority to adjust our financial balance goal and the ceiling on our wage and salary expenditures for the fiscal year. The consolidated annual budget and financing program of Petróleos Mexicanos and the subsidiary entities, including any adjustments made by the Ministry of Finance and Public Credit, is then incorporated into the federal budget for approval by the Chamber of Deputies. The Mexican Government is not, however, liable for the financial obligations that we incur. In approving the federal budget, the Chamber of Deputies authorizes our financial balance goal and the ceiling on our wage and salary expenditures for the fiscal year, which it may subsequently adjust at any time by modifying the applicable law.
We are also subject to various domestic and international laws and regulations related to anti-corruption, anti-bribery, anti-money laundering and anti-terrorist financing, such as the Código Penal Federal (Federal Criminal Code), which criminalizes certain corrupt practices, including bribery, embezzlement and abuse of authority; the Ley General del Sistema Nacional Anticorrupción (General Law of the National Anti-Corruption System); the Ley de Fiscalización y Rendición de Cuentas de la Federación (Federal Audit and Accountability Law) and the Ley General de Responsabilidades Administrativas (General Law of Administrative Liabilities), among others. These laws establish a national anti-corruption system designed to coordinate efforts among the Mexican Government, federal entities, states and municipalities to prevent, investigate and punish corrupt activities and oversee public resources, as well as determine administrative liabilities of public officials and the applicable penalties.
We also employ internal control procedures and guidelines designed to monitor the activities of our employees, including senior management, and to ensure compliance with applicable anti-corruption, anti-bribery, anti-money laundering and anti-terrorist financing laws and regulations. The Lineamientos que regulan el sistema de control interno en Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales (Guidelines governing the internal control system of Petróleos Mexicanos, its productive subsidiary entities and affiliates) set forth the principles underlying our internal controls system and the procedures necessary for its implementation and monitoring. In addition, the Lineamientos para regular a los Testigos Sociales en Petróleos Mexicanos y sus empresas productivas subsidiarias (Guidelines to regulate public witnesses in Petróleos Mexicanos and its productive subsidiary entities), delineates how public witnesses may function as third-party observers in connection with our procurement procedures. These internal controls and guidelines apply to Petróleos Mexicanos and the subsidiary entities. For a description of the risks relating to anti-corruption, anti-bribery and anti-money laundering laws and regulations, see “Item 3—Key Information—Risk Factors—Risk Factors Related to our Operations—We are subject to Mexican and international anti-corruption,anti-bribery, anti-money laundering or other similar laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.”
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
On June 15, 2020 and January 1, 2021, the Políticas y Lineamientos para la Protección de Datos Personales en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Data Privacy Protection Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) and the Políticas y Lineamientos para el Cumplimiento de Obligaciones de Transparencia y Acceso a la Información Pública en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Policies and Guidelines to comply Transparency and Public Access Information duties in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) became effective, respectively. These regulations aim to create a framework for data privacy protection and promote transparency, accountability and public access in respect of our operations. In addition, the policies seek to provide resources for executives and employees to identify, manage, mitigate and address risks related to corruption, corporate integrity, transparency or the effects of any type of illicit activity.
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
Federal authorities are authorized to inspect any facility to determine its compliance with the Environmental Law, state environmental laws, regulations and technical official standards, as well as administrative provisions established by the ASEA in environmental matters. Violations or non-compliance with environmental standards and regulations may result in substantial fines, temporary or permanent shutdown of a facility, required capital expenditures to minimize the effect of our operations on the environment, cleanup of contaminated soil and water, cancellation of a concession or revocation of an authorization to carry out certain activities and, in certain cases, criminal proceedings. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Climate Change—Environmental regulations, including those aimed at mitigating climate change, could result in material adverse effects on our results of operations.”
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
In order to achieve the goals committed in Mexico’s NDC commitment, the participation of all social and economic segments of the country is implicated, especially the energy and industrial sectors. As a result, in July 2018, the second transitory article of the General Law on Climate Change was amended to include the commitments made by the government. Pursuant to the General Law on Climate Change, greenhouse gas emissions from the oil and gas sector are required to decrease by 14.0% by the year 2030, as compared to the sector’s baseline projection from 2013. In 2022, Mexico increased its unconditional commitment, raising its proposed Greenhouse Gas ("GHG") emissions reduction from 22.0% to 35.0% by 2030, compared to the initial scenario, and with a conditional target by up to 40.0% GHG reduction subject to further global agreements. For the oil and gas sector, the 14.0% reduction target remains, as set in the General Law on Climate Change.
As a result of the COP26, Mexico joined the Global Methane Pledge in order to participate in the efforts aimed at reducing the emissions that contribute to global warming and setting a 30% reduction commitment of its anthropogenic methane emissions by 2030, compared to those registered in 2020.
Additionally, Article 94 of the General Law on Climate Change was supplemented to indicate that SEMARNAT must gradually and progressively establish a national emissions trading system, designed to promote the reduction of emissions at the lowest possible cost. Pursuant to this law, the reduction of emissions must be measurable, reportable and verifiable. The Programa de Prueba del Sistema de Comercio de Emisiones (Pilot Program for the Emissions Trading System) is a pilot phase that has been operating since 2020 to ease the transition for system participants until the environmental authorities finalize the evaluation and assessment of the applicable regulations for its operational phases. During this pilot phase, we have been evaluating and actively participating in initiatives to reduce our emissions, taking into consideration the additional benefit that its implementation will have once emissions caps are defined for each participant.
In Mexico, regulations are generally reviewed every five years, and we work with the Mexican Government to update and develop new environmental regulations of activities related to the hydrocarbon industry through the National Consultative Committee for Environmental and Natural Resources Standardization and the National Advisory Committee for Standardization of Industrial and Operational Safety and Environmental Protection of the Hydrocarbons Sector.
In addition, the ASEA is empowered to issue general administrative provisions that regulate activities in the sector. The most important of these are the guidelines on industrial safety, operational safety, and environmental protection. In compliance with these guidelines, Pemex has implemented the Anexo de Seguridad, Salud y Protección Ambiental (Safety, Health and Environmental Protection System, or “SSPA System”), which comprises various process safety management subsystems, including occupational health and environmental management. These elements are audited every two years by an external auditor, providing assurance to the authority that Pemex meets the applicable regulatory requirements.
Climate Change
We are working to develop and implement a series of projects and initiatives to advance the fulfillment of our emissions goals for our main productive activities. In 2024, our operations in Mexico generated approximately 57.0 million tons of carbon dioxide equivalent, and our operations in Deer Park generated approximately 3.2 million tons. This represented a reduction of 5.6% as compared to our total carbon dioxide equivalent emissions in 2023 (as measured by Scope 1 GHG emissions). The main cause of this reduction was the continued implementation of gas compressing projects in gas processing complexes, a greater use of associated gas and non-associated gas in the exploration and production processes, due to the initiation of hydrocarbon transportation projects and operational flexibility which involves the availability of equipment replacements, as well as the productive improvements and energy efficiency projects implemented across all our business lines. The values reported for 2023 were updated as a result of our inventory verification exercise, reporting a total of approximately 60.4 million tons of carbon dioxide equivalent from our operations in Mexico and approximately 3.2 million of carbon dioxide equivalent for Deer Park.
In 2024, considering the relevance of climate change and our commitment to this issue, we took the following actions and made the following investments in this area, which we intend will have an impact on our emissions mitigation, resilience and capacity to adapt:
•rehabilitated compressors, air preheaters, steam leak elimination, burner replacement, and the implementation of other energy efficiency measures at our refineries and our petrochemicals operations;
•continued the strategy for the management and use of gas by Pemex Exploration and Production, which included the closure of wells with high gas and oil ratios, reestablishment of boosters, overhaul of compressors, development of surface infrastructure for the management of production and operational flexibility for the development of new and existing fields;
•advanced compliance with the Programas de Prevención y Control de Emisiones de Metano (Methane Emission Prevention and Control Programs) in our facilities, focusing actions on the identification, detection and repair of methane leaks in equipment and accessories at exploration and production facilities;
•verified GHG emissions inventories at work centers participating in the Emissions Trading System Test Program and the National Emissions Registry Regulations;
•exercised allowances rights corresponding to the fourth year of operations of the Pilot Phase and implemented controls to monitor processes that generate the highest generation of GHG emissions through work centers participating in the Emissions Trading System;
•generated proposals applicable to the operational phase of the Emissions Trading System as part of the Advisory Committee;
•jointly conducted work to gather information to quantify methane emissions, identify mitigation actions and define investment requirements through the technical collaboration agreement between the United States Environmental Protection Agency (EPA) and Petroleos Mexicanos;
•began the preparation and analyses of climate risk at our strategic facilities in the Tula and Cadereyta refineries, in the Ciudad Pemex and Poza Rica gas processing complexes and in the Cangrejera petrochemical complex. We estimate that these analyses containing identification, prioritization, monitoring and evaluation of adaptation measures to climate change will be completed in 2025, helping to reduce or avoid damage and losses caused to oil facilities due to the adverse impact of meteorological events and extreme weather; and
•held five in-person workshops during 2024 to prepare terrestrial analyses of climate risk.
In line with these efforts and reaffirming our commitment to sustainable development, our sustainability plan was published in 2024. This plan includes evaluations of business risks associated with the energy transition and the impacts of climate change, commitments to reduce direct emissions in the short term for hydrocarbon processes under our control, and the ambition to reach net-zero emissions by 2050.
Biodiversity
We promote the conservation of priority ecosystems as part of our sustainability approach. In this context, the company manages the Voluntarily Designated Conservation Areas of Jaguaroundi and Tuzandépetl, where actions are implemented to protect biodiversity and environmental services. These areas contribute to the capture and storage of greenhouse gases, climate regulation, improvement of air and water quality, as well as the protection of local flora and fauna species.
During 2024, we continued operating the Jaguaroundi Ecological Park, located in Coatzacoalcos, Veracruz. This park is certified as an Área Destinada Voluntariamente a la Conservación (Voluntary Area for Conversation) by the Comisión Nacional de Áreas Naturales Protegidas (National Commission for Protected Natural Areas). It has an area of 960 hectares jungle, natural grassland, tropical oak forest and 57 hectares of bodies of water. Guided tours and workshops, among other environmental education activities, are held in this park for nearby communities, schools and industries. It functions as a refuge and feeding area for local species and acts as a buffer and safeguard zone for the Cangrejera, Morelos and Pajaritos petrochemical complexes. In 2024, this park stored a total of 107,253 tons of carbon across an active area of 619 hectares.
We also maintain the Tuzandépetl Ecological Park (TEP), located in the Municipality of Ixhuatlán del Sureste, Veracruz. With an area of 1,104 hectares, the TEP includes 600 hectares of wetlands, and surrounds infrastructure dedicated to the storage of hydrocarbons in caverns formed by salt domes. The TEP has been certified as a Voluntary Area for Conservation since 2011. The property includes extensions of aquatic vegetation such as popal, tular, hydroflotantes, as well as other types of vegetation such as mangroves, acahuales, palm groves, riparian forests and high jungles. There are various protected species of fauna, including the howler monkeys and spider monkeys and at least 105 other species of birds and bats. In addition to the environmental protection it provides, the TEP functions as an intermediate safeguard zone for the Tuzandépetl strategic storage center and protects surrounding populations from possible industrial risks. In 2024, this park stored a total of 51,643 tons of carbon across an active area of 311 hectares.

HEALTH, SAFETY AND ENVIRONMENTAL PERFORMANCE
We believe that we are in substantial compliance with current federal and state environmental laws and that we maintain an organizational structure designed to identify and mitigate environmental risks. In addition, our subsidiary entities have specialized departments that implement their own internal environmental programs, audits and facilities inspections. When these internal audits reveal problems or deficiencies, the subsidiary entities take the necessary measures to eliminate them.
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
As of December 31, 2024, we have registered six of our facilities with NEAP with the objective of obtaining a “environmental quality” certificate for each facility. Two of our facilities were re-certified during 2024. As of the date of this annual report, four more facilities are in the process of obtaining certification. In recent years, for industrial facilities, the authority has privileged the verification of compliance with the Industrial Safety, Operational Safety and Environmental Protection Administration System (SASISOPA). In line with NEAP requirements, we are committed to maintaining environmental quality certificates in non-industrial facilities.
As part of our accident prevention strategy, we conduct root cause investigations into all incidents that occur during our operations. These investigations are carried out by multidisciplinary groups to identify the causes of these incidents and establish and monitor corrective measures until they are fully implemented, both in the workplace where the accident occurred and in similar facilities. Despite these efforts, we continue to experience hazardous events at our facilities.
During 2024, we experienced the following ten hazardous events at our facilities:
•On January 22, 2024, a tragic accident occurred at the personnel exit of the employee residential area near the production wells in Comalcalco, Tabasco. The incident resulted in the death of one Pemex worker.
•On April 6, 2024, three contractors lost their lives when a fire broke out at the Akal B Processing Center.
•On April 23, 2024, a Pemex worker lost his life after being hit by the oil sump cover of the CA-13 compressor.
•On May 31, 2024, two Pemex workers lost their lives due to hydrogen sulfide poisoning during maintenance work at the sulfur recovery plant at the Salamanca refinery.
•On June 7, 2024, a contractor lost his life when a fire occurred at the drilling field Teotleco.
•On June 29, 2024, a contractor lost his life after being hit during structural assembly work.
•On August 10, 2024, two Pemex workers lost their lives when the vehicle they were traveling in caught fire inside the Olmeca refinery.
•On September 7, 2024, three contractors lost their lives when the vehicles they were traveling in caught fire inside the Salina Cruz refinery.
•On September 28, 2024, a Pemex worker lost his life after being exposed to toxic gas at the top of tank TV-90401.
•On October 10, 2024, two contractors lost their lives due to a hydrogen sulfide release during maintenance work at the PEMEX Deer Park refinery.
In 2024, our lost time injury frequency rate decreased by 21.9%, going from 0.41 accidents per million man-hours worked with exposure to risk in 2023 to 0.32 in 2024. Pemex Industrial Transformation had the highest lost time injury rates during the year. Our lost days indicator due to injuries decreased 20.0%, from 30 to 24 lost days per million man-hours worked with risk exposure from 2023 to 2024. Lost days are those missed as a result of incapacitating injuries suffered at work or those for which compensation is paid for death. From 2023 to 2024, the lost time injury frequency rate of contractor personnel accidents increased by 8.3 % from 0.12 to 0.13 accidents per million man-hours worked with exposure to risk.
In 2024, our primary initiatives in industrial safety, health and environmental protection ("EH&S") included the following:
•Publication and verification of the 2023 sustainability report based on the oil and gas industry guidance on voluntary sustainability reporting by IPIECA/API/IOGP and GRI Standards.
•Update of our environmental risk inventory, with a total of 240 risks, for an estimated amount of 15,728.1 million pesos. During 2024, we began attending to 55 environmental risks, of which 15 are designated as priority 1.
•Monitoring of improvement opportunities for reducing water usage identified through a water usage diagnosis at the Salamanca refinery facilities.
•Completed 12 audits of the environmental management subsystem in priority facilities and carried out compliance verifications as part of the corrective and preventive action programs in order to address the findings identified during the audits.
•Update of the environmental modules which are part of the environmental information system (SISPA) to provide support in the preparation of the company's environmental and energy information reports. During 2024, the electrical energy module began operations.
•Development of five climate risk analyses, including in-person training workshops and dissemination of internal campaigns focused on environmental, energy and adaptation on climate change matters.
•Continuation of infrastructure rehabilitation at refineries and gas processing complexes to reduce sulfur oxide emissions.
•Allocation of specific resources, starting in 2019, to address critical industrial safety risks. From that year until December 31, 2024, there is an inventory of 865 Type A Risks. At the end of the 2019-2024 period, 722 risks have been addressed, representing 83.47% of the risks addressed.
•Conducting second-party audits on EH&S and advising workplaces on receiving reinsurance audits.
•Nine second-party audits of EH&S performance in risk management were conducted: CPG Ciudad Pemex, KUMAZA Drilling Unit, PM-4049 offshore equipment, Madero Duct Sector, CPG Poza Rica, AP Cantarell (CP Akal-B), AP Samaria Luna (BS Sen,) Topolobampo Storage and Distribution Terminal, CPG Burgos, Altamira Operational Superintendency. Additionally, two follow-up audits were carried out: TASP Madero and SCOC – Cayo Arcas.
•Accident prevention and risk reduction programs in low-performance workplaces: Mendoza Ducts Sector, Madero Ducts Sector, TASP Madero, TASP Salina Cruz, Salina Cruz Ducts Sector, Chihuahua Storage and Distribution Terminal, Valle de México Ducts Sector, Cárdenas Operational Sector and Salina Cruz Ducts Sector.
•Monitoring the implementation of Strategy S.1 of the 2023-2027 Business Plan, “Prevent, identify, evaluate and control health risks to which workers are exposed” and management of the report on the execution of the institutional strategy. The cumulative annual progress was: Pemex Industrial Transformation—69%, Pemex Logistics—77%, Pemex Exploration and Production—62%.
•Update of the health risk atlas.
•Annual preparation of occupational health diagnoses.
•Attention to the recommendations documented in the health risk atlas and occupational health diagnoses.
•Implementation of occupational health programs.
•Monitoring the integration of multidisciplinary services for occupational health.
•Accountability to the representatives of the subsidiary productive companies.
•Follow-up on the recommendations of first-party audits to the occupational health administration subsystem.
•Follow-up on the 2024 inspection unit program: inspection visits were carried out for the conformity assessment of NOM-020-STPS-2011, for pressure vessels and 140 technical reports were issued in the period for Pemex Exploration and Production, Pemex Logistics and Pemex Industrial Transformation.
•Participation in root cause analysis of 19 relevant events: Salamanca refinery (accident in confined space); Tula refinery (injuries with turbine fragments); BS Cactus (contractor fall); BS Paredón (tank dome collapse); Nohoch-A platform (leak and fire); TASP Pajaritos (electrical accident); Akal-B1 platform (fire); Salamanca refinery (intoxicated in the sulfur recovery plant); Tula refinery (fatal instrument workshop); Olmeca refinery (intoxicated in product movement); Olmeca refinery (flooding and fire in streets); Olmeca refinery (fire at Reformer); Salina Cruz refinery (fire in refinery streets); TASP Pajaritos (oxygenants in Istmo Crude); Salamanca refinery (effluent Fire); Salina Cruz refinery (effluent Fire); Macropera Coyotes 467 (contractor fatality); Viboritas 2 collection station (battery explosion); Comalcalco trust employees colony (fatality at exit gate).
•Communication of nine safety alerts: loss of containment of 16” gas pipeline of the Tupilco Battery; accident in employee colony in Comalcalco; fire in Salina Cruz effluents; fire in the streets of the Olmeca refinery; leak and fire in Nohoch-A; flame during dismantling in Salina Cruz; poisoning in Salamanca; flooding in the streets of Salina Cruz; poisoning in the Olmeca refinery.
We expect to carry out the following activities during 2025, which are intended to reverse the trend of our accident rates:
1.Strengthen compliance with the activity programs of the 2023-2027 Business Plan, divided into the following sections:
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
Environmental Liabilities
As of December 31, 2024, our net estimated and accrued environmental liabilities totaled Ps.9,134.0 million. Of this total, Ps.1,799.7 million pertained to Pemex Exploration and Production, Ps.4,959.4 million to Pemex Industrial Transformation, Ps.2,033.0 million to Pemex Logistics and Ps.341.9 million to Deer Park.
The following tables detail our environmental liabilities by productive subsidiary entity and operating region at December 31, 2024.

Pemex Exploration and Production	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	426.7	Ps.	1,596.1
Southern region	303.7	1,341.3
Total	730.4	Ps.	2,937.4

Note: Numbers may not total due to rounding.
Source: Pemex Exploration and Production.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities	Estimated Liability
		(in millions of pesos)
Southern region	8	Ps.	74.9
Northern region	24	34.2
Total	32	Ps.	109.1
Total estimated environmental liabilities of Pemex Exploration and Production		Ps.	3,046.5
Effect of discounting environmental liabilities to net present value		1,246.8
Environmental liabilities of Pemex Exploration and Production at net present value		Ps.	1,799.7
Note: Numbers may not total due to rounding.
Source: Pemex Exploration and Production.

Pemex Industrial Transformation	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Refineries	318.9	Ps.	4,846.5
Complex gas processors	6.0	112.9
Total estimated environmental liabilities of Pemex Industrial Transformation	324.9	Ps.	4,959.4
Note: Numbers may not total due to rounding
Source: Pemex Industrial Transformation.

Pemex Logistics	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Storage and Distribution Terminals	61.0	Ps.	670.5
Pipelines	68.5	1,350.5
Treatment and Logistics	0.6	12.0
Total estimated environmental liabilities of Pemex Logistics	130.1	Ps.	2,033.0
Note: Numbers may not total due to rounding.
Source: Pemex Logistics.

In 2024, Deer Park´s renewable fuels obligations totaled Ps.341.9 million, a 70.9% decrease from the Ps.1,175.5 million in renewable fuel obligations in 2023. For more information on Deer Park's environmental obligations, see Note 3-T to our consolidated financial statements included herein.
Our estimates of environmental liabilities include cost estimates based on the characteristics of the claim and the corresponding remediation. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. We accrue environmental liabilities, in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” for IFRS purposes. Estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth and type of contamination. There is a possibility that the actual scope of remediation could vary depending upon information gathered during the initial evaluation and the remediation process. For a further discussion of our environmental liabilities, see Note 3-J and Note 19 to our consolidated financial statements included herein.
Unasserted or additional claims are not reflected in our identified liabilities. As of December 31, 2024, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.
Pemex Exploration and Production remains responsible for handling existing environmental liabilities—these responsibilities are not part of the Integrated E&P Contracts. Nevertheless, the Integrated E&P Contracts include environmental clauses related to the contractors’ and Pemex Exploration and Production’s responsibility to ensure an adequate environmental performance and also establish the terms for compensation and repair of any new environmental impacts.
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
Environmental Projects and Expenditures

In 2024, we spent Ps 7,504.3 million on environmental projects and related expenditures, as compared to Ps. 3,368.7 million in 2023, an increase of 122.8%. For 2025, we have budgeted Ps.9,002.9 million mainly for the reduction of gas flaring in Pemex Exploration and Production activities, as well as for the integrated management of hazardous and non-hazardous waste, connate and residual water treatment, environmental risks management, soil sanitation and restoration, ecological protection services, environmental studies, air quality monitoring, greenhouse gas emissions reports, preventive maintenance of environmental protection equipment and acquisitions of equipment to address contingencies related to oil and gas spills.

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
Social Responsibility
We understand social responsibility as the commitment we have to the communities where we carry out our hydrocarbon production, transformation and logistics activities. In compliance with applicable laws and regulations, we strive to build good community relationships based on trust, transparency and respect to the forms of coexistence of the communities. Through this and some other actions, we seek to give back to the communities, by generating shared benefits with stakeholders that favor our operational continuity and the generation of value.
During 2024, we implemented and continued various corporate social responsibility initiatives in communities where we carried out substantial activities in our value chain.
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
In 2024, the total value of our social responsibility donations and contributions amounted to Ps.3,176.1 million. Our asphalt and fuel donations amounted to Ps.1,670.3 million. PACMA contributions amounted to Ps.1,434.8 million, and mutual benefit project contributions amounted to Ps.71.0 million. We did not make contributions through Integrated E&P Contracts in 2024.
Approximately 93.1% of our donations and contributions were assigned to the ten states with the highest activity in the oil and gas industry (Campeche, Chiapas, Guanajuato, Hidalgo, Nuevo León, Oaxaca, Puebla, Tabasco, Tamaulipas and Veracruz). The remaining 6.9% were to the remaining states.
Notably, we took the following specific actions in 2024:
•contributed Ps.1,670.3 million in asphalt and fuel donations. Of our 2024 asphalt and fuel donations, 67.4% was concentrated in the states of Campeche, Veracruz and Tabasco;
•undertook several social responsibility actions under our PACMA program. Approximately 42.7% of these actions were in Tabasco, approximately 15.1% were in Veracruz and approximately 11.9% were in Campeche. The remainder, or approximately 30.3%, were in Chiapas, Guanajuato, Hidalgo, Nuevo León, Oaxaca, Puebla and Tamaulipas; and
•contributed a total of Ps.71.0 million via mutual benefit projects, which were directed towards the state of Tabasco and Chiapas. These projects were for infrastructure improvements, such as the paving of roads.

In sum, we contributed Ps.1,505.8 million through programs, works and/or actions as follows: Ps.600.2 million (39.9%) for infrastructure, Ps.502.5 million (33.4%) for health, Ps.139.9 million (9.3%) for public safety and civil protection, Ps.135.2 million (9.0%) for education and sports, Ps.115.6 million (7.7%) for environmental protection, and Ps.12.4 million (0.8%) for productive projects.
TRADE REGULATION, EXPORT AGREEMENTS AND PRODUCTION AGREEMENTS
Although Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries and entered into agreements with OPEC and non-OPEC members to reduce its oil exports, in order to contribute to crude oil prices stabilization.
On April 12, 2020, Mexico entered into an agreement with OPEC and non-OPEC countries to reduce world crude oil production. Pursuant to this agreement, the OPEC+ countries agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico agreed to reduce its, and in turn our, crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. While OPEC+ countries have since entered into further production agreements, including reductions in oil production announced in April and November of 2023 and on April 3, 2025, no further agreements have been made between Mexico and OPEC and non-OPEC members as of December 31, 2024, and as of the date of this annual report.
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
TAXES, DUTIES AND OTHER PAYMENTS TO THE MEXICAN GOVERNMENT
General

Taxes and duties applicable to us are a significant source of revenues to the Mexican Government. We contributed approximately 3.8% of the Mexican Government’s revenues in 2023 and 2.4% in 2024. In 2024, we paid a number of special oil and gas taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The fiscal regime in effect for Petróleos Mexicanos and the subsidiary entities for 2024 (which we refer to as the fiscal regime) became effective in 2015. The implementing legislation published in August 2014 set forth a fiscal regime applicable to the new contractual arrangements that governs exploration and production activities conducted in Mexico beginning on January 1, 2015, as well as a state dividend to be paid by Petróleos Mexicanos and the subsidiary entities beginning on January 1, 2016. For more information, see Note 20 to our consolidated financial statements included herein.

The 2025 Federal Revenue Law introduced changes to the fiscal regime of Petróleos Mexicanos and the subsidiary entities aimed at simplifying our fiscal framework and reducing the number of taxes and duties to which we are subject. As of January 1, 2025, the Mexican Government consolidated the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and other taxes and duties levied on Petróleos Mexicanos into a new Welfare Oil Duty, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. Additionally, as of January 1, 2025, Petróleos Mexicanos and its subsidiaries are no longer be subject to income taxes. For more information, see "—Special Note Regarding Mexican Constitutional Amendments", "Item 4--Information on the Company--History and Development--Recent Energy Reform—New Fiscal Regime"" and Note 20 to our consolidated financial statements included herein.
Fiscal Regime for PEMEX
For a description of the taxes and duties to which we are subject, see Note 20 to our consolidated financial statements included herein.

Other Payments to the Mexican Government
Pursuant to the Petróleos Mexicanos Law, as of January 1, 2016, Petróleos Mexicanos and the subsidiary entities are required to pay a state dividend to the Mexican Government on an annual basis. In July of each year, Petróleos Mexicanos and the subsidiary entities are required to provide the Ministry of Finance and Public Credit a report disclosing their financial results for the previous fiscal year and their investment and financing plans for the following five years, together with an analysis of the profitability of these investments and the relevant projections of their financial positions. The Ministry of Finance and Public Credit will rely on this report and a favorable opinion issued by a technical committee of the Mexican Petroleum Fund for Stabilization and Development to determine the amount of the state dividend to be paid by Petróleos Mexicanos and each of the subsidiary entities. The Petróleos Mexicanos Law provides that the aggregate amount of the state dividend to be paid in 2016 was to be equal to, at minimum, 30.0% of the total revenues of Petróleos Mexicanos and the subsidiary entities, after taxes, from the previous fiscal year. It further provides that this percentage will decrease in subsequent years, until reaching 15% in 2021 and 0% in 2026. In accordance with the Federal Revenue Law for 2022, 2023 and 2024, Petróleos Mexicanos was not required to pay a state dividend in 2022, 2023 and 2024. In addition, we will not be required to pay a state dividend in 2025.
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
In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate accrued income taxes related to the subsidiary companies were Ps.2,002.3 million in 2024, Ps.3,212.9 million in 2023 and Ps.3,334.1 million in 2022.

No assurance can be given that our tax regime will not change in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—We pay significant taxes and duties to the Mexican Government, which may limit our capacity to expand our investment program or negatively impact our financial condition."
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
Our operating expenses include:
•cost of sales, including the cost of purchases of imported petroleum and other products, the acquisition and production costs of inventories (depreciation, amortization, salaries, wages and benefits, including a portion of the cost of the reserve for employee benefits and expenses related to the production process), maintenance, and exploration and unsuccessful drilling expenses;
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
Overview

In 2024, we remained focused on strengthening our financial position despite ongoing operational challenges. We received Ps.156.5 billion in equity contributions from the Mexican Government, a decrease of 6.1% over the Ps.166.6 billion we received in 2023. Notwithstanding these contributions, our outstanding debt grew by 10.3%, from Ps.1,794.5 billion as of December 31, 2023, to Ps.1,978.8 billion (U.S.$97.6 billion) as of December 31, 2024. Of this total, Ps.898.5 billion (U.S.$44.3 billion), or 45.4% of our existing indebtedness, is scheduled to mature in the next three years, including Ps.425.2 billion (U.S.$21.0 billion) coming due in 2025.

Prices of crude oil, natural gas and petroleum products remained volatile in 2024, similar to 2023, due to ongoing market conditions. The average price of Mexican crude oil exports decreased from U.S.$70.60 per barrel in 2023 to U.S.$70.20 per barrel in 2024. Our total crude oil and condensates production decreased 6.1% in 2024, our production of 1,741.1 thousand barrels per day remained below our target of 1,860 thousand barrels per day.
Going Concern

Our consolidated financial statements as of December 31, 2024 and 2023 have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. We discuss below, and in Notes 2-C and 21-F to our consolidated financial statements, the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies. We continue operating as a going concern, and our consolidated financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. Due to our heavy fiscal burden resulting from the payment of hydrocarbons extraction duties and other taxes that we are required to pay the Mexican Government, the cash flow derived from our operations in recent years has not been sufficient to fund our operations and capital expenditure programs, which have been partially supported by equity contributions from the Mexican Government. As a result, our indebtedness has increased significantly and we had a negative working capital for the years ended December 31, 2024 and 2023 and the Mexican Government has had to financially support us.
During 2024, 2023 and 2022 we recognized a net loss of Ps.780.6 billion, a net income of Ps.8.2 billion and a net income of Ps. 100.0 billion, respectively. In addition, as of December 31, 2024 and 2023, we had negative equity of Ps.1,983.8 billion and Ps. 1,653.0 billion, respectively, mainly due to continuous net losses. In addition, we had a negative working capital of Ps. 768.0 billion and Ps. 585.2 billion, as of December 31, 2024 and 2023, respectively. See “Item 3—Risk Factors—Risk Factors Related to Our Operations—We have a substantial amount of indebtedness and other liabilities and are exposed to significant liquidity constraints, which could make it difficult for us to obtain financing on favorable terms and could adversely affect our financial condition, results of operations and ability to repay our debt and, ultimately, our ability to operate as a going concern without additional support from the Mexican Government, which we may not receive” for more information.
Our future cash flows, including the ability to refinance debt, are uncertain due to the circumstances outside our control. A sustained decrease in crude oil prices below the budget average price for 2025, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.
In recent years, certain ratings agencies downgraded our credit rating, citing the volatility of the crude oil prices, a downgrade of the Mexican Government’s sovereign debt rating and our reliance on capital contributions from the Mexican Government. Credit downgrades impact our access to the financial markets and the financial cost and terms of our new debt and contract renegotiations that we engaged during 2024 and may engage during 2025. These conditions have negatively impacted our financial performance and liquidity position. See “Item 3—Risk Factors—Risk Factors Related to Our Operations—Downgrades in our credit ratings could negatively impact our access to the financial markets and cost of financing” for more information.

We have budget autonomy and, in public finance terms, are subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between our gross revenues (inflows) and our total budgeted expenditures (outflows) including the financial cost of our debt, which is proposed by the Ministry of Finance and Public Credit and approved by the Chamber of Deputies. The Federal Budget for 2025 authorized us to have a financial balance budget of Ps.248.7 billion and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps.245.4 billion and other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2025, which we expect to cover with equity contributions from the Mexican Government. We have short-term debt principal maturities (including interest payable) of Ps.425.2 billion as of December 31, 2024.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see Notes 21-F and 27 to our consolidated financial statements included herein.

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

The Business Plan is our main planning instrument and is aligned with both the Plan Nacional de Desarrollo 2019-2024 (National Development Plan 2019-2024) and the Política Energética Nacional (National Energy Policy) adopted by the Mexican Government. Our Business Plan defines eight strategic objectives to establish our vision and includes the mechanisms and projects we are implementing in pursuit of our goals. The following sets forth a summary of each institutional strategic objective as described in our new Business Plan:

•Consolidate the path to a sustainable performance: We seek to implement programs and actions to control and reduce our greenhouse gas emissions, improve energy efficiency and performance in our operations, reduce and mitigate our environmental impact, and design and implement actions to adapt to climate change and improve our stakeholders position in the communities in which we operate. In addition, our Business Plan prioritizes improving the occupational health and safety of our workers, strengthening the security of our strategic facilities and information technology systems, collaborating with the Mexican Government to combat the illegal extraction and trade of the fuels we produce, continuing development of our partnerships with domestic suppliers and contractors, maintaining our net-zero indebtedness in real terms and ensuring financial discipline in capital expenditures.

•Achieve reserve incorporation rates in line with our production platform: We are implementing efforts to improve our reserve incorporation rates by (i) increasing exploratory activity in onshore locations, shallow waters and areas adjacent to current production fields, (ii) evaluating the potential of established and hypothetical plays and (iii) accelerating secondary and enhanced oil-recovery processes in mature fields.

•Optimize exploration and production project portfolio: We remain focused on optimizing our exploration and production portfolio by (i) accelerating the development of newly-discovered fields, (ii) prioritizing activities to restore proven reserves and accelerate the recategorization of reserves from possible and probable to proven and (iii) implementing current and new methodologies to mitigate oil output decline.

•Strengthen downstream infrastructure: We are taking concrete actions to improve our downstream capabilities and infrastructure, including (i) expanding our refining capacity through the construction of the new Olmeca refinery in Dos Bocas, Tabasco, (ii) investing in, developing and modifying our processing infrastructure to enable Pemex Industrial Transformation to produce higher-value petroleum products, (iii) rehabilitating and reactivating certain secondary petrochemical operations to increase utilization of ethane-ethylene infrastructure and (iv) rehabilitating ammoniate-producing plants to maintain fertilizer production.

•Support operations continuity by ensuring the efficiency of services, treatment facilities, transportation and storage facilities and measurement systems: We are prioritizing the refurbishment and modernization of our midstream infrastructure by (i) maintaining and repairing strategic storage facilities, (ii) restoring and reinforcing storage capacity in terminals and tankers and (iii) upgrading and maintaining our hydrocarbon measurement infrastructure.

•Increase the reliability and operational efficiency of our facilities: We remain committed to identifying and capitalizing on opportunities to improve the reliability of our production infrastructure, as well as to optimizing cost structures and developing new initiatives to improve efficiency and the operational yield.

•Increase our domestic market share and competitive position: We are implementing efforts to strengthen our competitive position in Mexico, by (i) improving the positioning of our logistics services, (ii) prioritizing greater coordination with our trading partners, (iii) leveraging our existing retail and commercial infrastructure and (iv) diversifying our supply sources.

•Align corporate and administrative activities with the needs of our value chain: We seek to (i) improve the timely and satisfactory fulfillment of our value chain supply requirements, (ii) accelerate the implementation of information technology solutions and (iii) promote changes in the domestic regulatory framework that limit our capacity, competitiveness and value-generation.

Our Business Plan remains in effect as of the date of this annual report. We expect to adopt a new business plan once our Board of Directors approves a new corporate structure and organizational statute pursuant the Energy Reform Decree and the Secondary Legislation. For more information, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform."

Mexican Government Support

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation on March 4, 2022, remained in effect during 2023 and 2024. At December 31, 2024, this decree allowed us to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation. See "Item 5—Results of Operations—Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023—Total Revenues.”

In October 2023, the Mexican Government adjusted our tax regime and set our Profit-Sharing Duty at 30.0% for
2024, a reduction of 10 percentage points from the 40.0% rate applicable in 2023. On February 13, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of our Profit-Sharing Duty for the months of October, November and December 2023 and January 2024. This suspension resulted in a tax burden reduction of Ps.73.5 billion for the corresponding period in 2023 and Ps.63.1 billion for January 2024.

During 2024, we received equity contributions from the Mexican Government totaling Ps.156.5 billion, of which Ps.151.0 billion were allocated to continue strengthening our financial position and Ps.5.5 billion were designated for waste utilization projects at the Salina Cruz Refinery in Oaxaca.

The Mexican Government's Federal Budget for 2025 includes Ps. 136.2 billion (U.S.$6.7 billion) in capital contributions for us during 2025. As of the date of this annual report, we have received Ps. 80.0 billion in capital contributions from the Mexican Government.

In addition, we plan to raise funds from the markets in accordance with prevailing conditions and to refinance our debt. See Notes 21-F and 27 to our consolidated financial statements included herein.
Budget

In public finance terms, we are subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between our gross revenues (inflows) and our total budgeted expenditures (outflows) including the financial cost of our debt, which is proposed by the Ministry of Finance and Public Credit and approved by the Mexican Congress.

In the Federal Budget of 2025, we were authorized to maintain a financial balance budget of Ps. 248.7 billion. This budget will finance activities that do not result in a net debt exceeding Ps. 245.4 billion in terms of public debt or other financing activities that do not result in a net debt. As of December 31, 2024, we have short-term debt principal maturities of Ps.425.2 billion, including interest payable.

Taking into account the conditions mentioned above and the price level observed at the date of this annual report, we plan to increase our budget revenues, improve our budget deficit and potentially increase our investment spending during the year.
Results of Operations and Financial Condition in 2024

For the year ended December 31, 2024, our results of operations deteriorated, from a net income of Ps.8.2 billion in 2023 to a net loss of Ps.780.6 billion in 2024. This deterioration was primarily due to:

•a Ps.47.3 billion decrease in total revenue, mainly due to a decrease in the average price of crude oil and natural gas;
•a Ps.54.8 billion increase in cost of sales, mainly due to an increase in purchases of products;
•a Ps.4.5 billion increase in administrative expenses and distribution, transportation and sale expenses;
•a Ps.2.5 billion decrease in financing income;
•a Ps.6.7 billion increase in financing cost;
•a Ps.28.3 billion increase in the cost of derivative financial instruments;
•a Ps.542.5 billion increase in exchange losses, primarily due to the depreciation of the Mexican peso against the U.S. dollar; and
•a Ps.70.3 billion increase in taxes and other duties;

These effects were partially offset by:

•a Ps.24.7 billion decrease in impairment of wells, pipelines, properties, plant and equipment;
•a Ps.1.7 billion decrease in other expenses; and
•a Ps.2.9 billion increase in other income;

For more information on our results of operations, see “—Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023” below.
In 2024, our total equity (deficit) deteriorated by Ps.330.8 billion from negative Ps.1,653.0 billion as of December 31, 2023, to negative Ps.1,983.8 billion as of December 31, 2024. For more information on the improvement in our total equity (deficit) see “—Liquidity and Capital Resources—Equity Structure and Mexican Government Contributions” below. This result was mainly due to our net loss of Ps.780.6 billion for the year. This impact was partially offset by equity contributions of Ps.156.5 billion from the Mexican Government, a positive currency translation effect of Ps.90.1 billion and actuarial gains on employee benefits of Ps. 203.2 billion.
Our accounts receivable decreased by 25.9% in 2024, from Ps.315.4 billion as of December 31, 2023, to Ps.233.6 billion as of December 31, 2024, mainly due to a decrease in taxes to be recovered and prepaid taxes.
As of December 31, 2024, we owed our suppliers Ps.506.0 billion, a 37.4% increase as compared to the Ps.368.3 billion owed as of December 31, 2023. As of March 31, 2025, we have paid approximately 42.0% of the total outstanding balance due to suppliers and contractors as of December 31, 2024.
Operating Information
In 2024, our crude oil and condensates production totaled 1,759 thousand barrels per day, a 6.2% decrease as compared to the average production of 1,875 thousand barrels per day in 2023. Annual liquids production recorded sustained growth, mainly due to the contribution of the development strategies of new fields whose production amounted to 546 thousand barrels as of December 31, 2024.
Hydrocarbon gas production, excluding nitrogen, averaged 3,732 million cubic feet per day in 2024, representing a decrease of 328 million cubic feet per day, or 8.1%, compared to 2023. This decrease was primarily due to the decline in production from the Akal, Zaap, and Balam fields, as well as the shut-in of cyclical wells in the Northeast Marine Region.
In 2024, we completed 106 development wells, with an associated daily production of 103.9 thousand barrels of liquids and 262.1 million cubic feet of gas. Of these wells, 69 were onshore and 37 were offshore. In terms of classification, 84 wells were oil and gas producers, two wet gas producers, ten gas and condensate producers, one dry gas producer, one water injector, two non-commercial producers and six non-productive wells. The success rate for these development wells was 92.3%. For more information about our production levels, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Crude Oil and Natural Gas Production.”
In 2024, the crude oil processing of the National Refining System averaged 906 thousand barrels per day, which represented a 14.4% increase as compared to the 792 thousand barrels per day of crude oil processed in 2023. The refineries with the highest processing levels in 2024 were Salina Cruz with 199 thousand barrels per day, Cadereyta with 143 thousand barrels per day, Salamanca with 128 thousand barrels per day, Minatitlán with 123 thousand barrels per day and Madero with 113 thousand barrels per day.
The utilization of the primary distillation capacity of the National Refining System averaged 55.2% in 2024, or 5.5 percentage points higher than in 2023. The refineries with above average utilization rates were: Salina Cruz with 60.2%, Madero with 59.4% and Tula with 55.9%.
The variable refining margin of the National Refining System in 2024 was U.S.$4.10 per barrel, or U.S.$6.94 lower than the U.S.$11.04 in 2023. This decrease was primarily due to, due to lower prices of refined products in the Gulf Coast reference market throughout the year, in contrast with the stable behavior of crude oil prices on the annual average.

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

During 2024, the price of the Mexican crude oil export mix decreased by U.S.$0.95 or 1.4%, from U.S.$67.65 per barrel in 2023 to U.S.$66.70 per barrel in 2024, which was reflected in the decrease in the value of our revenues.

Total sales decreased by 2.7% or Ps.47.3 billion in 2024, from Ps.1,719.9 billion in 2023 to Ps.1,672.7 billion in 2024, mainly due to a decrease in the volume of Mexican crude oil for export sales.
Sales Volumes and Prices
The profitability of our operations in any particular accounting period is directly related to the sales volume of, and average realized prices for, the crude oil and natural gas that we sell. These average realized prices for crude oil and natural gas fluctuate from one period to another due to world market conditions and other factors.
Export Volumes and Prices
In 2024, Pemex Exploration and Production sold crude oil to PMI, which then sold it to international clients. The volume of crude oil that we export is the volume delivered to international clients. PMI bases crude oil export price formulas on a basket of international reference prices and a constant set according to specific market conditions. We determine export prices of refined products, petrochemicals and natural gas by reference to market conditions and direct negotiations with our clients.

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
The following table sets forth the weighted average market price per barrel of crude oil that PMI received from exports and the average price of the United States benchmark (as the main market for Mexican crude oil), West Texas Intermediate (WTI) crude oil, for the years indicated. The average price differential between WTI and the crude oil that we exported in the last three years fluctuated between U.S.$ 5.34 in 2022 to U.S.$ 5.63 in 2024, which is mainly the result of fluctuations in the price of other benchmarks on which our pricing formulas for crude oil are based. See “Item 4—Information on the Company—Business Overview—International Trading.”

	Year ended December 31,
	2024		2023		2022
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $	75.87	U.S. $	77.67	U.S. $	94.58
PEMEX crude oil weighted average export price	70.24		70.97		89.24

Note:    The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On April 25, 2025, the spot price for West Texas Intermediate crude oil was U.S. $ 63.15 per barrel and the reference price for the Mexican crude oil basket was an estimated U.S. $60.23 per barrel.
Sources: PEMEX’s oil statistics and Platt’s U.S. Marketscan (S&P Global Inc.)
Domestic Prices
Domestic gasoline prices are liberalized and determined by market conditions. For more information on domestic prices, see “Item 4—Business Overview—Industrial Transformation—Refining—Price Regulations."

The following table compares the average prices in nominal terms of selected petroleum and petrochemical products in Mexico for the years indicated:

	Year ended December 31,
	2024		2023	2022
Petroleum Products
Unleaded regular gasoline(1)(2)...........................	Ps.	1,822.15	2,037.52	2,433.60
Premium gasoline(1)(2)..........................................	2,111.19		2,196.35	2,636.63
Diesel(1)(2).............................................	1,889.87		2,197.30	2,708.67
Jet fuel(2)(3)...........................................................	1,664.63		2,055.44	2,946.60
Natural Gas.....................................................	3.72		3.90	13.96
Liquified Petroleum(4)......................................	23.56		22.58	36.89
Selected Petrochemicals
Ammonia(4)........................................................	10,013.43		15,413.95	28,206.00
Polyethylene(4)...................................................	15,951.42		16,209.26	26,827.44

(1) Pesos per barrel.
(2) Reflects adjustments made to Pemex BDI in the year ended December 31, 2023.
(3) Pesos per hundred cubic feet.
(4) Pesos per ton.
Source: Petróleos Mexicanos.

Hydrocarbon Duties and Income Taxes
The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2024		2023		2022
	(in millions of pesos)
Hydrocarbon extraction duties	Ps.	127,499	Ps.	214,076	Ps.	391,420
Income tax expense (benefit)	162,782		Ps.	5,923	Ps.	(71,239)
Total	Ps.	290,281	Ps.	219,999	Ps.	320,181

Note:    For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government.”
    Numbers may not total due to rounding.
Source: PEMEX’s audited consolidated financial statements, prepared in accordance with IFRS.

Relation to the Mexican Government
As of December 31, 2024, Petróleos Mexicanos and our subsidiary entities were public entities of the Mexican Government, rather than corporations organized under Mexican law. On March 19, 2025, the subsidiary entities were dissolved and all of their assets, liabilities, rights and obligations were assumed by, and transferred to, us. For more information see “Item 4—Information on the Company—History and Development—Recent Energy Reform” and “—Corporate Structure.” We do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders. Our financing obligations do not constitute obligations of, and are not guaranteed by, the Mexican Government. Effective March 19, 2025, the President of Mexico appoints three of the eight members of our Board of Directors as representatives of the Mexican Government, including the Secretary of Energy, who serves as the Chairperson of our Board of Directors, and the Secretary of Finance and Public Credit. The President of Mexico also nominates three independent members to our Board of Directors, whose appointment must be ratified by the Mexican Senate.
Pursuant to the 2025 Petróleos Mexicanos Law, our consolidated annual budget, including our financing program, must be submitted to the Ministry of Finance and Public Credit, which has the authority to adjust our financial balance goal and the ceiling on our wages and salary expenditures for the fiscal year. The Mexican Government incorporates our consolidated annual budget and financing program into its budget, which the Chamber of Deputies must approve each year. The Mexican Congress has the authority to adjust our annual financial balance goal at any time by amending applicable law. In addition, any proposal by our Board of Directors to change our annual financial balance goal, increase the limit on our wages and salary expenditures or adjust our financing program must be approved by the Chamber of Deputies.
Consolidation
Our financial statements consolidate the results of Petróleos Mexicanos, our subsidiary entities and the subsidiary companies as of December 31, 2024. Certain non-material subsidiary companies are not consolidated and are accounted for under either the cost method or the equity method. For more information on the basis for consolidation and a list of the consolidated subsidiary companies, see Note 3-A and Note 5 to our consolidated financial statements included herein.
Export Agreements and Production Agreements
Though Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries and entered into agreements with OPEC and non-OPEC members to reduce its oil exports, in order to contribute to crude oil prices stabilization.
On April 12, 2020, Mexico entered into an agreement with OPEC and non-OPEC countries to reduce world crude oil production. Pursuant to this agreement, the OPEC+ countries agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through

December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico agreed to reduce its, and in turn our, crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. While OPEC+ countries have since entered into further production agreements, including reductions in oil production announced in April and November of 2023 and on April 3, 2025, no further agreements have been made between Mexico and OPEC and non-OPEC members as of December 31, 2024, and as of the date of this annual report.
Selected Financial Data
The selected statement of comprehensive income (loss), statement of financial position and statement of cash flows data set forth below have been derived from, and should be read in conjunction with, our consolidated financial statements.

	Year ended December 31,(1)
	2024	2023	2022	2024(2)
	(in millions of pesos)			(in millions of U.S. dollars)
Statement of Comprehensive Income (Loss) Data
Total revenues	1,672,673	1,719,938	2,383,388	82,527
Operating (loss) income	(15,990)	122,951	445,459	(789)
Financing income	15,670	18,210	27,228	773
Financing cost	158,902	152,171	159,684	7,840
Derivative financial instruments (cost) income, net	(27,594)	672	(22,863)	(1,361)
Foreign exchange (loss) income, net	(304,452)	238,079	129,690	(15,021)
Net (loss) income	(780,588)	8,152	99,998	(38,513)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	88,842	68,747	64,415	4,383
Total assets	2,208,753	2,303,475	2,245,558	108,976
Short-term debt and current portion of long-term debt	425,219	477,222	465,948	20,979
Long-term debt, net of current portion	1,553,554	1,317,249	1,625,516	76,649
Total long-term liabilities	2,985,005	2,832,736	3,084,643	147,275
Total equity (deficit)	(1,983,776)	(1,652,979)	(1,768,822)	(97,876)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	146,850	137,555	139,772	7,245
Acquisition of wells, pipelines, properties, plant and equipment(3)	(230,139)	(256,863)	(305,335)	(11,355)
(1)Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our consolidated financial statements included herein.
(2)Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the Ministry of Finance and Public Credit for accounting purposes of Ps.20.2683 = U.S. $1.00 at December 31, 2024. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(3)Includes capitalized financing cost. See Note 12-A to our consolidated financial statements included herein and “—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in this Item 5.
Source:    PEMEX’s consolidated financial statements, prepared in accordance with IFRS, as it relates to the selected statements of comprehensive income, statement of financial position and statement of cash flows data; and Petróleos Mexicanos, as it relates to other financial data.
Results of Operations
A.Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023
Total Revenues

Total revenues decreased by 2.7% or Ps. 47.3 billion in 2024, from Ps. 1,719.9 billion in 2023 to Ps. 1,672.7 billion in 2024. The decrease in total revenues was mainly due to a decrease in the volume of Mexican crude oil for export sales

(Ps.90.8 billion). This decrease was partially offset by an increase in the domestic sales volume of gasoline, diesel, jet fuel and natural gas liquids (Ps. 22.4 billion), as well as an increase in foreign currency variations (Ps. 18.2 billion).

From January 1 to December 31, 2024, the weighted average Mexican export crude oil price was U.S. $70.20 per barrel, as compared to U.S. $70.59 per barrel for the same period in 2023.
Domestic Sales

Domestic sales increased by 3.1% or Ps. 29.0 billion in 2024, from Ps. 948.7 billion in 2023 to Ps. 977.7 billion in 2024, mainly due to increases in the sales volume of gasoline, diesel, jet fuel, and natural gas liquids. Domestic sales of petroleum products increased by 3.2% in 2024, from Ps. 859.9 billion in 2023 to Ps. 887.5 billion in 2024, mainly due to a 3.9% increase in the sales volume of gasoline, a 2.5% increase in the sales volume of diesel, a 9.9% increase in the sales volume of jet fuel and a 4.9% increase in the sales volume of natural gas liquids.

Domestic sales of natural gas decreased by 17.9% in 2024, from Ps. 23.5 billion in 2023 to Ps. 19.3 billion in 2024, primarily due to a 13.7% decrease in its sales volume.

Domestic sales of LPG increased by 10.3% in 2024, from Ps. 43.9 billion in 2023 to Ps. 48.4 billion in 2024. This increase was primarily due to a 5.3% increase in its average sales price.
Export Sales
Export sales decreased by 9.9% in peso terms in 2024 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 767.6 billion in 2023 to Ps. 691.9 billion in 2024. This decrease was mainly due to a 21.7% decrease in the sales volume of Mexican crude oil export in 2024, compared to 2023. From January 1 to December 31, 2024, the weighted average Mexican export crude oil price was U.S. $70.20 per barrel, as compared to U.S. $70.59 per barrel for the same period in 2023. Export sales of Deer Park decreased by 4.2% in 2024, from Ps. 173.2 billion in 2023 to Ps. 166.0 billion in 2024. This decrease was mainly due to a 40.6% decrease in the sales volume of gasoline.

Excluding the trading activities of the Trading Companies and Deer Park (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to third parties decreased by 12.4% in peso terms, from Ps. 558.2 billion in 2023 to Ps. 488.8 billion in 2024. In U.S. dollar terms, excluding the trading activities of the Trading Companies, total export sales (which are U.S. dollar denominated) decreased by 15.0% in 2024, from U.S. $30.7 billion in 2023 to U.S. $26.1 billion in 2024. This was primarily due to 21.7% decrease in the sales volume of Mexican export crude oil in 2024, compared to 2023. The trading and export activities of the Trading Companies and Deer Park generated additional revenues of Ps. 203.1 billion in 2024, 3.0% lower in peso terms than the Ps. 209.3 billion generated in 2023. This decrease was mainly due to lower export sales of Deer Park by decreases in the sales volume of gasoline.

Crude oil and condensate export sales accounted for 54.6% of total export sales in 2024, as compared to 61.3% in 2023. These crude oil and condensate sales decreased in peso terms by 19.6% in 2024, from Ps. 470.5 billion in 2023 to Ps. 378.1 billion in 2024 and in U.S. dollar terms by 22.2%, from U.S. $26.6 billion in 2023 to U.S. $20.7 billion in 2024. The weighted average Mexican crude oil export price in 2024 was 0.6% lower than the weighted average price of U.S. $70.59 per barrel in 2023.

Export sales of petroleum products, including natural gas and natural gas liquids, by our industrial transformation segment increased from 9.6% of total export sales in 2023 to 12.9% of those export sales in 2024. Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 20.1%, from Ps. 74.0 billion in 2023 to Ps. 88.9 billion in 2024, primarily due to a increase in the sales volume of fuel oil.

Export sales of petrochemical products (including certain byproducts of the petrochemical process) increased by Ps. 0.9 billion in 2024, from Ps. 3.0 billion in 2023 to Ps. 3.9 billion in 2024, primarily due to a increase in volume of sales by Grupo Fertinal, S.A. de C.V.
Services Income
Services income decreased by 14.6% in 2024, from Ps. 3.7 billion in 2023 to Ps. 3.2 billion in 2024, primarily as a result of a decrease in transportation services provided by Pemex Industrial Transformation and Pemex Logistics to third parties.

Cost of Sales
Cost of sales increased by 4.0%, from Ps. 1,380.7 billion in 2023 to Ps. 1,435.5 billion in 2024. This increase was mainly due to: (1) a Ps. 82.7 billion increase in operating expenses primarily due to the IEPS tax and material and spare parts, (2) a Ps. 23.0 billion increase in maintenance costs, (3) a Ps. 8.9 billion increase in the amortization of wells and (4) a Ps. 7.2 billion recurring expense related to unsuccessful wells. This increase was partially offset by (1) an decrease of Ps. 90.0 billion in import purchases, primarily due to a decrease in volume of Magna gasoline, diesel and natural gas and a decrease in the purchase price of imported products.
Impairment of Wells, Pipelines, Properties, Plant and Equipment, net
Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 24.7 billion in 2024, from a net impairment of Ps. 28.8 billion in 2023 to a net impairment of Ps. 53.5 billion in 2024. This net impairment was primarily due to Ps. 78.0 billion in the cash generating units of Pemex Industrial Transformation, mainly due to the decrease in sale prices and an increase in the discount rate of CGUs as refined products from 13.68% as of December 31, 2023 to 14.75% as of December 31, 2024. This was partially offset by a Ps. 24.0 billion net reversal of impairment in the cash-generating units of Pemex Exploration and Production, mainly due to a positive effect of exchange rate from Ps.16.9220 = U.S.$1.00 as of December 31, 2023 to Ps.20.2683 = U.S$1.00 as of December 31, 2024 and an increase in crude oil prices and condensate products.
Administrative Expenses and Distribution, Transportation and Sale Expenses
Administrative expenses and distribution, transportation and sale expenses increased by Ps. 4.5 billion in 2024, from Ps. 182.8 billion in 2023 to Ps. 187.3 billion in 2024, mainly due to increases in net periodic cost of employee benefits, personnel services and maintenance expenses.
Impairment losses on trade receivables
Impairment losses on trade receivables increased by Ps. 12.3 billion in 2024, from Ps. 3.1 billion in 2023 to Ps. 15.4 billion in 2024, mainly due to an increase in uncollectible export accounts due to the lack of a reasonable expectation of recovery.
Other Revenues
Other revenues increased by Ps. 2.9 billion in 2024, from Ps. 15.6 billion in 2023 to Ps. 18.5 billion in 2024. This increase was mainly attributable to Ps. 3.1 billion in income from the recovery of insurance claims related to the fire on the E-Ku-A2 platform of the Ku Maloob-Zaap production asset in 2001.
Other Expenses
Other expenses decreased by Ps. 1.7 billion in 2024, from Ps. 17.2 billion in 2023 to Ps. 15.5 billion in 2024. This decrease was mainly due to a Ps. 6.5 billion reduction in the disposal of fixed assets without development plans in Pemex Exploration and Production and was partially offset by an increase of Ps. 4.2 billion in penalties.
Financing Income
Financing income decreased by Ps. 2.5 billion in 2024, from Ps. 18.2 billion in 2023 to Ps. 15.7 billion in 2024. This decrease was mainly due to a reduction in interest earned on Mexican Government local bonds (“Government Bonds”) issued by the Ministry of Finance and Public Credit and held by us.
Financing Costs
Financing costs increased by Ps. 6.7 billion in 2024, from Ps. 152.2 billion in 2023 to Ps. 158.9 billion in 2024, mainly due to the effect of the average exchange rate, reflecting a 3.0% depreciation of the peso against the U.S. dollar as of December 31, 2024, compared to the same period in 2023.
Derivative Financial Instruments Income (Cost), Net
Derivative financial instruments cost increased by Ps. 28.3 billion in 2024, from a derivative financial instruments income of Ps. 0.7 billion in 2023 to a derivative financial instruments cost of Ps. 27.6 billion in 2024, mainly as a result of (1) an increase in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net increase in the fair value of other derivative financial instruments, such as currency options.
Foreign Exchange Income (Loss), Net
A substantial portion of our indebtedness, 86.1% as of December 31, 2024, is denominated in foreign currencies. Our exchange income, net, decreased by Ps. 542.5 billion in 2024, from a net exchange income of Ps. 238.1 billion in 2023 to a net exchange loss of Ps. 304.5 billion in 2024, primarily as a result of a 19.8% depreciation of the peso relative to the U.S. dollar in 2024. Due to the fact that 100% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, and only 68% of our expenses, including financing costs, are linked to U.S. dollar prices, the depreciation of the peso relative to the U.S. dollar adversely affects our ability to meet peso-denominated obligations. The value of the peso in U.S. dollar terms depreciated by 19.8% in 2024, from Ps. 16.9220 per U.S. $1.00 as of December 31, 2023, to Ps. 20.2683 per U.S. $1.00 as of December 31, 2024, as compared to a 12.8% appreciation in 2023.

Profits (loss) sharing in joint ventures and associates

The profit sharing in joint ventures and associates increased by 150.0% in 2024, from a profit sharing of Ps. 0.4 billion in 2023, to a profit sharing of Ps. 1.0 billion in 2024.
Duties, Taxes and Other
The Profit-Sharing Duty and other duties and taxes incurred increased by 31.9% in 2024, from Ps. 220.0 billion in 2023, to Ps. 290.3 billion in 2024. This increase was mainly due to the cancellation of deferred tax assets totaling Ps. 159.9 billion, pursuant to our transformation into a state-owned public company on November 1, 2024, which exempted us from the Income Tax Law. This increase in taxes, duties and other was partially offset by a decrease of Ps. 86.6 billion in the Profit-Sharing Duty. The reduction in the Profit-Sharing Duty, which was primarily driven by a 0.6% decrease in the weighted average export price of Mexican crude oil—from an average of U.S.$70.59 per barrel in 2023 to U.S.$70.20 per barrel in 2024—the suspension of the Profit-Sharing Duty for the months of January, May, June, and July 2024, and a reduction in the tax rate from 40% in 2023 to 30% in 2024. Duties and taxes represented 12.8% and 17.4% of total sales in 2023 and 2024, respectively.
Net Income/Loss
In 2024, we had a net loss of Ps.(780.6) billion on Ps. 1,672.7 billion in total revenues, as compared to a net income of Ps. 8.2 billion on Ps. 1,719.9 billion in total revenues in 2023. This decrease in net income relative to 2023 was primarily explained by:

•a Ps. 47.3 billion decrease in total revenues, mainly due to a decrease in the volume of Mexican crude oil for export sales;
•a Ps. 24.7 billion increase in impairment of fixed assets;
•a Ps. 54.8 billion increase in cost of sales;
•a Ps. 11.5 billion increase in impairment losses on trade receivables;
•a Ps. 9.1 billion increase in administrative expenses;
•a Ps. 6.7 billion increase in financing costs;
•a Ps. 28.3 billion increase in the cost of derivative financial instruments;
•a Ps. 542.5 billion increase in exchange losses;
•a Ps. 70.2 billion increase in taxes and other duties.

Other Comprehensive Results
In 2024, we had a total comprehensive (loss) of Ps. (487.3) billion, compared to a comprehensive (loss) of Ps. (50.8) billion in 2023. This deterioration in comprehensive (loss) was primarily due to the net loss recognized in 2024 of Ps.(780.6) billion, and was partially offset by Ps. 203.2 billion of actuarial gains recognized in 2024 relating to retirement and post-employment benefits, which were due to an increase in the discount rate and return on plan assets from 9.42% as of December 31, 2023 to 11.28% as of December 31, 2024 and Ps.90.1 billion in favorable currency translation effects.

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
Liquidity and Capital Resources

Overview

During 2024, our liquidity position increased 27.5% due to higher cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position was Ps.94.0 billion as of December 31, 2024, which represented an increase of Ps.20.3 billion from our Ps.73.7 billion position as of December 31, 2023.

Our principal use of funds in 2024 was the payment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.1,056.5 billion from borrowings and with Ps.151.0 billion of the total Ps.156.5 billion received in equity contributions from the Mexican Government.

Our 2024 budget included Ps.5.5 billion related to capital contributions for Pemex Industrial Transformation, for the waste utilization project in Salina Cruz Refinery, Oaxaca. For budgetary purposes, these capital contributions were classified as a financial investment, rather than a capital expenditure. During 2024, works in progress for the construction of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco, including payments made in advance to contractors, decreased by Ps.1.9 billion from Ps.5.9 billion as of December 31, 2023, to Ps.4.0 billion as of December 31, 2024.

As of December 31, 2024, we owed our suppliers Ps.506.0 billion, a 37.4% increase as compared to the Ps.368.3 billion owed as of December 31, 2023. As of March 31, 2025, we have paid approximately 42.0% of the total outstanding balance due to suppliers and contractors as of December 31, 2024. The average number of days outstanding of our accounts payable increased by 55.9%, from 170 days as of December 31, 2023, to 265 days as of December 31, 2024.

Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines, equity contributions and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in 2025. Our ability to raise cash from financing activities and contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2025, provides for our incurrence of up to Ps.245.4 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions. The Federal Revenue Law applicable to us during 2024, provided for our incurrence of up to Ps.203.7 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.
As of December 31, 2024, our total indebtedness, including accrued interest, was Ps. 1,978.8 billion (U.S. $97.6 billion) in nominal terms, which represented a 10.3% increase compared to our total indebtedness, including accrued interest, of Ps. 1,794.5 billion as of December 31, 2023. Ps. 898.5 billion (U.S. $44.3 billion) of our existing debt as of December 31, 2024, or 45.4%, is scheduled to mature in the next three years. Our working capital decreased from a negative working capital of Ps. 585.2 billion as of December 31, 2023, to a negative working capital of Ps. 768.0 billion (U.S. $37.9 billion) as of December 31, 2024. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the Mexican peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 21-F to our consolidated financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 29.4% of our total liabilities as of December 31, 2024 and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of December 31, 2024, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps. 1,232.6 billion. For more information on our Employee Benefits and Benefit Pension Plan, see Note 18 to our consolidated financial statements included herein.
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
Adverse ratings actions related to us that occurred in 2024 and as of the date of this annual report include the following:

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

Equity Structure and Mexican Government Contributions
As of December 31, 2024, our total equity (deficit) was negative Ps.1,983.8 billion and our total capitalization (as long-term debt plus equity) totaled negative Ps.430.2 billion. During 2024, our total equity (deficit) increased from negative Ps.1,653.0 billion as of December 31, 2023, to negative Ps.1,983.8 billion as of December 31, 2024, primarily as a result of our net loss for the year of Ps.780.6 billion. This amount was partially offset by Ps.156.5 billion in equity contributions from the Mexican Government, Ps.90.1 billion in positive currency translation effects and Ps.203.2 billion in actuarial gains on employee benefits. Under the Ley de Concursos Mercantiles (the Commercial Bankruptcy Law), Petróleos Mexicanos and the subsidiary entities cannot be subject to bankruptcy proceedings. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.
During 2024 and 2023, we received Ps.156.5 billion and Ps.166.6 billion, respectively in capital contributions from the Mexican Government. See Note 21 to our consolidated financial statements included herein for more information.
As of December 31, 2024 and 2023, the total amount of contributions in the form of Certificates of Contribution “A” was Ps.156.5 billion and Ps.166.6 billion, respectively. As of December 31, 2024 and 2023, the balance of the form of Certificates of Contribution “A” was Ps.1,352.7 billion and Ps.1,196.2 billion, respectively.

During the first quarter of 2025, we received equity contributions from the Mexican Government of Ps.80.0 billion.
Cash Flows from Operating, Financing and Investing Activities

During 2024, net cash flows from operating activities totaled Ps.322.9 billion, as compared to Ps.311.9 billion in 2023. During 2024, our net cash flows used in investing activities totaled Ps.(272.3) billion, as compared to net cash flows used in investing activities of Ps.(267.0) billion in 2023. Our net cash flows used in financing activities totaled Ps.(59.7) billion in 2024, as compared to net cash flows used in financing activities of Ps.(28.8) billion in 2023.

On December 31, 2024, our cash and cash equivalents totaled Ps.88.8 billion, as compared to Ps.68.7 billion at December 31, 2023. See Note 9 to our consolidated financial statements included herein for more information about our cash and cash equivalents.
Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of December 31, 2024 and 2023.

	As of December 31,
	2024		2023
	(millions of pesos)
Borrowing base under lines of credit	Ps.	5,142	Ps.	4,971
Cash and cash equivalents	88,842		68,747
Liquidity	Ps.	93,984	Ps.	73,719
The following table summarizes our sources and uses of cash for the years ended December 31, 2024 and 2023.

	For the years ended December 31,
	2024		2023
	(millions of pesos)
Net cash flows from operating activities	Ps.	322,909	Ps.	311,946
Net cash flows (used in) investing activities	(272,319)		(266,972)
Net cash flows (used in) from financing activities	(59,733)		(28,762)
Net (decrease) increase in cash and cash equivalents	Ps.	(9,144)	Ps.	16,211

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

Commitments for Capital Expenditures and Sources of Funding

Our capital expenditures for 2024 were Ps. 197,931 million, and we have budgeted Ps. 124,258 million for capital expenditures in 2025. Both figures exclude amounts for non-capitalizable maintenance. For an overview of current capital expenditure commitments, see “Item 4—Information on the Company—History and Development—Capital Expenditures” and the “Capital Expenditures and Budget” sections for each business segment in Item 4. The amount of our aggregate capital expenditures commitments for 2024 remains subject to adjustment by the Mexican Government. See “Item 3—Key

Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us, could transfer or reorganize our assets, or may otherwise limit our ability to satisfy our external debt obligations.”

The following table sets forth our total capital expenditures, excluding non-capitalizable maintenance, by business segment for the year ended December 31, 2024 and the budget for these expenditures for 2025. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS. For more information, see “Item 4—History and Development —Capital Expenditures.”

	Year ended December 31,		Budget
	2024		2025(1)
	(millions of pesos)(2)
Exploration and Production	Ps.	162,616	Ps.	94,761
Industrial Transformation	29,013		21,036
Logistics	5,153		7,310
Corporate and other Subsidiaries	1,149		1,151
Total	Ps.	197,931	Ps.	124,258
________________
Note: Numbers may not total due to rounding.
(1) Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
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

2024 Financing Activities
Financing activities as of December 31, 2024 and 2023, as well as those between January 1, 2025 and the date of this annual report are disclosed in Notes 15 and 27 to our consolidated financial statements included herein.
Indebtedness
During 2024, our total debt increased by 10.3%, from Ps. 1,794.5 billion on December 31, 2023, to Ps. 1,978.8 billion as of December 31, 2024, primarily due to the depreciation of the peso against the U.S. dollar. See Note 15 to our consolidated financial statements included herein for more information.
As of December 31, 2024 and as of the date of this annual report, we were not in default on any of our financing agreements.
The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2024, based on short- and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S.$	925
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks	14,133
Lines of credit with fixed interest rates	4,011
Total short-term debt(1)	U.S.$	19,069
Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 0.54% to 10.375% and maturities ranging from 2025 to 2060 and perpetual bonds with no maturity date	68,084
Variable rate instruments
Drawings under lines of credit based on SOFR and other variable rates with maturities ranging from 2025 to 2031	8,340
Floating rate notes with maturities ranging from 2025 to 2026	225
Total variable rate instruments	U.S.$	8,565
Total long-term debt	U.S.$	76,649
Total indebtedness(1)	U.S.$	95,718

Note: Numbers may not total due to rounding.
(1) Excludes U.S. $1,910.7 million (Ps. 38,726.5 million) of accrued interest and includes notes payable to contractors.

The table below sets forth our total indebtedness as of December 31 for each of the three years from 2022 to 2024.
Total Indebtedness

	As of December 31,(1)
	2024		2023		2022
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S.$	13,413	U.S.$	20,268	U.S.$	17,733
External debt in various currencies(3)
Bonds	67,881		69,183		71,653
Direct loans	12,982		12,577		13,861
Project financing(4)	413		605		1,118
Capital lease and financing of infrastructure assets(5)	1,029		1,133		1,231
Notes payable to contractors	—		58		105
Total external debt	U.S.$	82,305	U.S.$	83,556	U.S.$	87,967
Total indebtedness	U.S.$	95,718	U.S.$	103,824	U.S.$	105,700

Note: Numbers may not total due to rounding.
(1)Figures do not include accrued interest. Accrued interest was U.S. $ 1,910.7 million, U.S.$ 2,220.0 million and U.S. $2,027.5 million at December 31, 2024, 2023 and 2022, respectively.
(2)Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps.20.2683 = $1.00 for 2024, Ps.16.9220 = $1.00 for 2023 and Ps.19.4143 = $1.00 for 2022. See Note 15 to our consolidated financial statements included herein.
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

Revenue by Business Segment
The following table sets forth our trade and intersegment total revenues by business segment for the fiscal years ended December 31, 2024, 2023 and 2022 as well as the percentage change in sales revenues for those years.

	Year Ended December 31,
	2024		2023		2022		2024 vs. 2023	2023 vs. 2022
	(in millions of pesos)(1)						(% )	(%)
Exploration and Production
Trade sales(2)	Ps.	347,578	Ps.	439,671	Ps.	580,809	(20.9)	(24.3)
Intersegment sales	517,221		460,699		717,367		12.3	(35.8)
Total net revenues	864,799		900,370		1,298,176		(4.0)	(30.6)
Industrial Transformation
Trade sales(2)	Ps.	629,650	Ps.	751,381	Ps.	1,208,012	(16.2)	(37.8)
Intersegment sales	355,276		283,789		302,191		25.2	(6.1)
Total net revenues	984,926		1,035,170		1,510,203		(4.9)	(31.5)
Logistics
Trade sales(2)	Ps.	414	Ps.	1,381	Ps.	1,583	(70.0)	(12.8)
Intersegment sales	90,058		96,564		89,622		(6.7)	7.7
Total net revenues	90,472		97,945		91,205		(7.6)	7.4
DPRLP
Trade sales(2)	Ps.	165,981	Ps.	173,220	Ps.	238,941	(4.2)	(27.5)
Intersegment sales	15,759		12,949		29,194		21.7	(55.6)
Total net revenues	181,740		186,169		268,135		(2.4)	(30.6)
Trading Companies
Trade sales(2)	Ps.	508,733	Ps.	335,305	Ps.	336,538	51.7	(0.4)
Intersegment sales	509,246		604,815		819,994		(15.8)	(26.2)
Total net revenues	1,017,979		940,120		1,156,532		8.3	(18.7)
Corporate
Trade sales(2)	Ps.	1	Ps.	1	Ps.	1	—	—
Intersegment sales	48,982		96,620		80,180		(49.3)	20.5
Total net revenues	48,983		96,621		80,181		(49.3)	20.5
Other operating subsidiary companies
Trade sales(2)	Ps.	20,315	Ps.	18,979	Ps.	17,505	7.0	8.4
Intersegment sales and total eliminations	(1,536,541)		(1,555,436)		(2,038,549)		(1.2)	(23.7)
Total net revenues	(1,516,226)		(1,536,457)		(2,021,044)		(1.3)	(24.0)
Total revenues	Ps.	1,672,673	Ps.	1,719,938	Ps.	2,383,388	(2.7)	(27.8)

Note: Numbers may not total due to rounding.
(1)Figures for 2024, 2023 and 2022 are stated in nominal pesos.
(2)Trade sales represent sales to external customers. See “Item 5—Operating and Financial Review and Prospects—Selected Financial Data.”

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

Income by Business Segment
The following table sets forth our net (loss) income by business segment for each year in the fiscal years ended December 31, 2024, 2023 and 2022, as well as the percentage change in income for those years.

	Year Ended December 31,						2024 vs. 2023	2023 vs. 2022
	2024		2023		2022
	(in millions of pesos)(1)						(%)	(%)
Business Segment
Exploration and Production	Ps.	(88,617)	Ps.	153,299	Ps.	261,241	(157.8)	(41.3)
Industrial Transformation	(584,194)		(114,365)		(168,723)		410.8	(32.2)
Logistics	(26,255)		7,300		16,572		(459.7)	(55.9)
DPRLP	(831)		11,967		20,905		(106.9)	(42.8)
Trading Companies	(22,149)		25,260		36,071		(187.7)	(30.0)
Corporate	(780,416)		8,107		100,412		(9726.4)	(91.9)
Other operating subsidiary companies	(12,749)		20,113		47,507		(163.4)	(57.7)
Eliminations	734,623		(103,529)		(213,987)		(809.6)	(51.6)
Total net income (loss)	Ps.	(780,588)	Ps.	8,152	Ps.	99,998	(9675.4)	(91.8)

Note: Numbers may not total due to rounding.

(1)Figures are stated in nominal pesos. See “Item 5—Operating and Financial Review and Prospects—Selected Financial Data.”
Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

2024 compared to 2023
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
Exploration and Production
In 2024, total revenue related to exploration and production activities decreased by 4.0%, primarily due to a decrease in crude oil export prices. The weighted average price of crude oil sold by our exploration and production segment for export was U.S. $70.59 in 2023 compared to U.S. $70.20 in 2024. Net income related to exploration and production activities decreased by Ps.241,916 million, from a net income of Ps. 153,299 million in 2023 to a net loss of Ps. 88,617 million in 2024, primarily due to a decrease in sales and the negative translation effect resulting from the depreciation of the Mexican peso against the U.S. dollar in 2024.
Industrial Transformation
In 2024, total revenue related to industrial transformation activities decreased by 4.9%, from Ps.1,035,170 million in 2023 to Ps.984,926 million in 2024, primarily due to a decrease in the average sales prices of petroleum products. In 2024, our net loss related to industrial transformation activities was Ps.584,194 million, an increase of Ps.469,829 million as compared to the net loss of Ps.114,365 million recognized in 2023. This increase in net loss was primarily due to a negative translation effect resulting from the depreciation of the Mexican peso against the U.S. dollar in 2024.
Logistics
In 2024, total revenue related to the logistics segment decreased by 7.6%, from Ps.97,945 million in 2023 to Ps.90,472 million in 2024, primarily due to a reduction in services provided to Pemex Industrial Transformation. In 2024, our net loss related to logistics activities was Ps.26,255 million, representing a decrease of Ps.33,555 million compared to net income of Ps.7,300 million in 2023. This deterioration in results was primarily due to an increase in deferred income taxes.

Deer Park Refining Limited Partnership
During 2024, total revenue related to Deer Park was Ps.181,740 million, a slight increase of 2.4% compared to Ps.186,169 million in 2023. The segment reported a net loss of Ps.831 million in 2024, compared to net income of Ps.11,967 million in 2023. This decline in results was primarily due to an increase in cost of sales.
Trading Companies
In 2024, total revenue relating to the Trading Companies’ exports of crude oil and petroleum products (including services income) increased by 8.3%, from Ps.940,120 million in 2023 to Ps.1,017,979 million in 2024, primarily as a result of the translation effect resulting from the depreciation of the Mexican peso against the U.S. dollar in 2024. In 2024, net income related to the Trading Companies decreased by Ps.47,409 million, from a net income of Ps.25,260 million in 2023 to a net loss of Ps.22,149 million in 2024, primarily as a result of a decrease in profit sharing of associates.
Corporate
In 2024, total revenue relating to the corporate segment decreased by 49.3%, from Ps.96,621 million in 2023 to Ps.48,983 million in 2024, primarily due to the negative translation effect resulting from the depreciation of the Mexican peso against the U.S. dollar in 2024. In 2024, net income related to the corporate segment decreased by Ps.788,523 million, from a net income of Ps. 8,107 million in 2023 to a net loss of Ps.780,416 million in 2024, primarily due to the recognition of losses under the equity method from subsidiary entities.
Other Operating Subsidiary Companies
In 2024, total revenues relating to other subsidiary companies increased 7.0%, from Ps.18,979 million in 2023 to Ps.20,315 million in 2024. Net income related to other subsidiary companies, after intercompany eliminations, decreased by 163.4%, from a net income of Ps.20,113 million in 2023 to a net loss of Ps. 12,749 million in 2024, primarily due to a decrease in profit sharing of associates.

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
Exploration and Production
In 2023, total revenue related to exploration and production activities decreased by 30.6%, primarily due to the decrease in crude oil export prices. The weighted average price of crude oil sold by our exploration and production segment for export was U.S. $88.41 in 2022 compared to U.S. $70.59 in 2023. Net income related to exploration and production activities decreased by Ps.107,942 million, from a net income of Ps.261,241 million in 2022 to a Ps. 153,299 million income in 2023, primarily due to a decrease in sales.
Industrial Transformation
In 2023, total revenue related to industrial transformation activities decreased by 31.5%, from Ps.1,510,203 million in 2022 to Ps. 1,035,170 million in 2023, primarily due to a decrease in the average sales prices of petroleum products. In 2023, our net loss related to industrial transformation activities was Ps.114,365 million, an increase of Ps.54,358 million as compared to the Ps.168,723 million net loss recognized in 2022. The decrease in net loss was due to a positive translation effect resulting from an appreciation of the Mexican peso against the U.S. dollar in 2023.
Logistics
In 2023, total revenue related to the logistics segment increased by 7.4%, from Ps.91,205 million in 2022 to Ps. 97,945 million in 2023, primarily due to an increase in the services provided to Pemex Industrial Transformation. In 2023, our net income related to logistics activities was Ps.7,300 million, a decrease of Ps.9,272 million in comparison to our net income of Ps.16,572 million in 2022. This decrease in net income was primarily the result of an increase in administrative expenses.
Deer Park Refining Limited Partnership
During 2023, total revenue of Deer Park was Ps.186,169 million, a decrease of 30.6%, from a total revenue of Ps.268,135 million in 2022. Net income related to the Deer Park segment was Ps. 11,967, million in 2023, as compared to Ps. 20,905 in 2022. This decrease in net income was mainly due to lower sales.
Trading Companies
In 2023, total revenue relating to the Trading Companies’ exports of crude oil and petroleum products (including services income) decreased by 18.7%, from Ps.1,156,532 million in 2022 to Ps.940,120 million in 2023, primarily as a result of a decrease in average crude oil export prices from U.S. $88.41 in 2022 to U.S. $70.59 in 2023. In 2023, net income related to the Trading Companies decreased Ps.10,811 million, from a net income of Ps.36,071 million in 2022 to a net income of Ps.25,260 million in 2023, primarily as a result of a decrease in sales.
Corporate
In 2023, total revenue relating to the corporate segment increased by 20.5%, from Ps.80,181 million in 2022 to Ps.96,621 million in 2023, primarily as a result of higher services income. In 2023, net income related to the corporate segment decreased Ps.92,305 million, from a net income of Ps.100,412 million in 2022 to a net income of Ps.8,107 million in 2023, primarily as a result of the recognition of losses from the equity method from subsidiary entities.
Other Operating Subsidiary Companies
In 2023, total revenues relating to other subsidiary companies increased from Ps.17,505 million in 2022 to Ps. 18,979 million in 2023, primarily due to an increase in total revenues. Net loss related to other subsidiary companies after inter-company eliminations decreased 57.7%, from a net income of Ps.47,507 million in 2022 to a net income of Ps. 20,113 million in 2023, primarily due to a decrease in total sales, an increase in financing cost and a decrease in profit sharing of associates.
Research and Development Review
Our research and development efforts in the Mexican energy sector are focused on the creation of specialized technologies that are not available in the international market and on the development of specialized human resources in the oil industry.
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
In addition to our close coordination with the Mexican Petroleum Institute, we have established strong working relationships with various research institutions in Mexico, including those that are part of the Sistema Nacional de Centros Públicos de Investigación (National System of Public Research Centers), such as Centro de Investigación Científica y de Educación Superior de Ensenada (Ensenada Center for Scientific Research and Higher Education, or “CICESE”), the Centro de Tecnología Aplicada A.C. (Center for Applied Technology A.C.), the Centro de Ingeniería y Desarrollo Industrial (Center for Engineering and Industrial Development) and the Instituto Potosino de Investigación Científica y Tecnológica (Institute for Scientific and Technological Research). Through these collaborations, we develop competitive, high-value solutions via technology transfer, technical services, project execution, talent development and specialized training.
We continue to support different research projects. For one project, we have partnered with the Mexican Petroleum Institute’s Centro de Tecnologías para Exploración y Produccion (Center for Exploration and Production Technologies) to analyze the role of qualified human resources in assimilating, generating and qualifying technologies for the efficient design, development and operation of oil fields. Another of these projects is the implementation of networks of oceanographic observations (physical, geochemical, ecological) for the generation of scenarios in the event of a possible hydrocarbon spill in the Gulf of Mexico with the CICESE.

New Accounting Standards

The following accounting standards were effective from January 1, 2024, but they did not have a material effect on our consolidated financial statements:

•Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•Lack of Exchangeability (Amendments to IAS 21)

Recently Issued Accounting Standards

A number of new standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted. As of the date of this annual report, we have not adopted such new or amended standards in our consolidated financial statements included herein.

i. Applicable as of January 1, 2027

•Presentation and Disclosure in Financial Statements (IFRS 18) we are in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

ii. Other accounting standards

The following new and amended accounting standards are not expected to have a significant impact on our consolidated financial statements included herein.

•Lack of Exchangeability (Amendments to IAS 21)
•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Subsidiaries without Public Accountability Disclosures (IFRS 19)

For more information about recently issued accounting standards, see Note 4 to our consolidated financial statements included herein.

Item 6.    Directors, Senior Management and Employees

Overview

As of December 31, 2024, we were governed by a ten-member Board of Directors composed as follows:
•the Secretary of Energy, who served as the Chairperson and had the right to cast a tie-breaking vote;
•the Secretary of Finance and Public Credit;
•three Mexican Government representatives, who were appointed by the President of Mexico; and
•five independent members, who were appointed by the President of Mexico to staggered terms, subject to ratification by the Senate. Independent members performed their duties on a part-time basis, were not public officials (i.e., individuals holding federal, state or municipal government positions in Mexico) and had not been employed by Petróleos Mexicanos or any of the subsidiary entities during the two years prior to their appointment.

Under the 2014 Petróleos Mexicanos Law, each of the boards of directors of the subsidiary entities consisted of not less than five and no more than seven members. The majority of the members of each of the board of directors were appointed by and represented the Board of Directors of Petróleos Mexicanos. The Ministry of Energy and the Ministry of Finance and Public Credit could also appoint members to each board of directors of the subsidiary entities, subject to approval by the Board of Directors of Petróleos Mexicanos.
Pursuant to the 2025 Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos has been reduced to an eight-member Board of Directors as follows:
•the Secretary of Energy, who remains the Chairperson and retains a tie-breaking vote;
•the Secretary of Finance and Public Credit;
•the Secretary of the Environment and Natural Resources;
•the Secretary of Science, Humanities, Technology and Innovation;
•the Chief Executive Officer of CFE; and
•three independent members, the requirements for which remain unchanged.
Under the 2025 Petróleos Mexicanos Law, all members of the Board of Directors of Petróleos Mexicanos are required to act impartially and for the benefit and in the best interests of Petróleos Mexicanos, separating at all times the interests of the ministry or governmental entity for which they work from their duties as members of the Board of Directors.
Directors and Officers
Year-Ended December 31, 2024
The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of December 31, 2024:

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Ms. Luz Elena González Escobar
Chairperson of the Board of Directors of Petróleos Mexicanos and Secretary of Energy

Born: 1974

  Business experience: Secretary of Administration and Finance of Mexico City; private sector health consultant; and General Coordinator of Educational and Pedagogical Development for the Education Ministry of the Federal District.

  Other board memberships: CFE (Chairperson); Centro Nacional de Control de Energía (Chairperson); CENAGAS (Chairperson); Instituto Nacional de Electricidad y Energías Limpias (Chairperson); IMP (Chairperson); Litio para México (Chairperson); Comision Intersecretarial de Gasto Publico, Financiamiento y Desincorporación; Comisión Intersecretarial para el Desarrollo Rural Sustentable; Comisión Presidencial de Planes de Justicia y Desarrollo Regional de Pueblos Indígenas y Afromexicanos; Comité Técnico del Consejo Nacoinal de Normalización y Certificación de Competencias Laborales; Comisión Nacional de Vivienda; Comisión Intersecretarial de Zonas Económicas Especiales; Agencia Nacional de Seguridad Industrial y Protección al Medio Ambiente del Sector Hidrocarburos; Instituto Nacional de Ecología y Cambio Climático; Comisión Intersecretarial para la Atención de Sequías e Inundaciones; Instituto Mexicano del Petróleo; Comisión Intersecretarial para el Manejo Sustentable de Mares y Costas; Sociedad Nacional de Crédito; Sistema Nacional para la Igualdad entre Mujeres y Hombres; Comisión Intersecretarial para Prevenir y Atender la Contaminación por Hidrocarburos y Sustancias Nocivas en las Zonas Marinas Mexicanas; Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo; Comisión Nacional de Inversiones Extranjeras; Comité del Control y Desempeño Institucional en la Secretaría de Energía (Chairperson); and Alianza para la Formación e Investigación en Infraestructura para el Desarrollo de México.

Family relations: None.

2024

Mr. Juan José Vidal Amaro
Alternate Board Member of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy
Born: 1982

Business experience: Energy Consultant; Professor at the Universidad Aeronáutica de Querétaro; Director of Liaison of Support Instruments for Renewable Energies in Economic Development Secretary within the Mexico City Government.

Other board memberships: Comité de Adquisiciones, Arrendamientos y Servicios; Comité de Bienes Muebles; Comité Técnico del Fondo Mexicanos de Petróleos para la Estabilización y Desarrollo (Alternate); Consejo Directivo del Centro Nacional de Metrología; Consejo Técnico de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (Alternate); Comisión Nacional de Infraestructura de la Calidad; Consejo de Administración del Centro Nacional de Control de Energía; Consejo de Administración del Centro Nacional de Gas Natural; Comisión Intersecretarial para el Manejo Sustentable de Mares y Costas (Alternate); Comisión Intersecretarial para Prevenir y Atender la Contaminación por Hidrocarburos y Sustancias Nocivas en las Zonas Marítimas Mexicanas (Alternate), and Comité Consultivo de Normalización de la Secretaría de Marina.

Family relations: None.

2024
Mr. Rogelio Eduardo Ramírez de la O	Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit Born: 1948 Business experience: Board Member of Peña Verde, S.A.B.; Independent Board Member of Reaseguradora Patria, S.A.; and Independent Board Member of Grupo Modelo, S.A. de C.V.	2021

Other board memberships: Centro de Investigación y Seguridad Nacional; Casa de Moneda de México (Chairperson); Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (CONDUSEF) (Chairperson); Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (Chairperson); Instituto para la Protección al Ahorro Bancario (Chairperson); Lotería Nacional para la Asistencia Pública (Chairperson); Pronósticos para la Asistencia Pública (Chairperson); Servicio de Administración y Enajenación de Bienes (SAE) (Chairperson); Agroasemex, S.A. (Chairperson); Banco del Bienestar, S.N.C. (Chairperson); Banco Nacional de Comercio Exterior, S.N.C. (BANCOMEXT) (Chairperson); Banco Nacional de Obras y Servicios Públicos, S.N.C. (BANOBRAS) (Chairperson); Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C. (BANJERCITO) (Chairperson); Nacional Financiera, S.N.C. (NAFIN) (Chairperson); Seguros de Crédito a la Vivienda SHF, S.A. de C.V. (SCV) (Chairperson); Sociedad Hipotecaria Federal, S.N.C. (SHF) (Chairperson); Fondo de Operación y Financiamiento Bancario a la Vivienda; CNBV; Comisión Nacional de Seguros y Fianzas (CNSF); Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) (Chairperson); Servicio de Administración Tributaria (Tax Administration Service, or the SAT) (Chairperson); Instituto Nacional de las Personas Adultas Mayores; Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad; Coordinación Nacional de PROSPERA, Programa de Inclusión Social; Comisión Nacional Forestal; Instituto Mexicano de Tecnología del Agua; Instituto Nacional de Ecología y Cambio Climático (INECC); Comisión Nacional del Agua; ASEA; Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos (CAPUFE); Servicio Postal Mexicano (SEPOMEX); Telecomunicaciones de México (TELECOMM); Consejo Nacional de Fomento Educativo; Fondo de Cultura Económica; Instituto Mexicano de la Radio; Instituto Nacional para la Educación de los Adultos; Fideicomiso de los Sistemas Normalizado de Competencia Laboral y de Certificación de Competencia Laboral; Instituto del Fondo Nacional para el Consumo de los Trabajadores (INFONACOT); Instituto Nacional de Ciencias Penales; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE); Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT); Instituto Mexicano del Seguro Social (IMSS); Instituto Nacional de las Mujeres (INMUJERES); CFE; Comisión de Política Gubernamental en materia de Derechos Humanos; Comisión Intersecretarial de Cambio Climático; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Intersecretarial para el Conocimiento y Uso de la Biodiversidad; Comisión Intersecretarial para el Otorgamiento de Concesiones y Permisos previstos en la Ley de Aeropuertos; Comisión Intersecretarial para la Instrumentación del Programa de Integración del Registro Nacional de Población; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Consejo Nacional de Educación para la Vida y el Trabajo; Consejo Nacional para las Comunidades Mexicanas en el Exterior; Comisión Coordinadora para la Negociación de Precios de Medicamentos y Otros Insumos para la Salud; Comisión Intersecretarial de Compras y Obras de la Administración Pública Federal a la Micro, Pequeña y Mediana Empresa; Comisión Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Comisión Intersecretarial de Desarrollo Social; Comisión Intersecretarial para el Desarrollo de los Bioenergéticos; Comisión Intersecretarial para la Atención de Sequías e Inundaciones; Comisión Intersecretarial para la Instrumentación de la Cruzada contra el Hambre; Comisión Intersecretarial para la Prevención Social de la Violencia y la Delincuencia; Comisión de Cambios (Chairperson); Comisión Nacional de Inversiones Extranjeras; Comisión Nacional de Inversiones Extranjeras; Comisión Ambiental Metropolitana; Consejo de Estabilidad del Sistema Financiero; Consejo de Seguridad Nacional; Technical Committee of the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional para la Prevención y Control de las Enfermedades Crónicas No Transmisibles; Comité Técnico Especializado en Información sobre Discapacidad del Sistema Nacional de Información Estadística y Geográfica; Comité Nacional de Productividad; Comité Nacional de Seguridad Aeroportuaria; Consejo Nacional de Protección Civil; and Litio para México.

Family relations: None.

Mr. Édgar Abraham Amador Zamora	Alternate Board Member of Petróleos Mexicanos and Undersecretary of Finance and Public Credit of the Ministry of Finance and Public Credit Born: 1967 Business experience: Technical Investgating Officer at the Governing Board of Banco de México; Economics Professor at UNAM; and Secretary of Finance of the Government of Mexico City.	2025

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

Family relations: None.
Mr. Marcelo Luis Ebrard Casaubón
Board Member of Petróleos Mexicanos and Secretary of Economy.

Born: 1959

Business experience: Mexican Secretary of Foreign Affairs; Head of Government of the Federal District; President of the United Nations Global Network on Safer Cities; Chair of the World Mayors Council on Climate Change; and Secretary of Social Development of the Federal District.

Other board memberships: Fideicomiso de Fomento Minero (Chairperson); Exportadora de Sal, S.A. de C.V. (Chairperson); Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.; Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.; Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; and Banco del Bienestar, S.N.C.

Family relations: None.

2024

Mr. Vidal Llerenas Morales
Alternate Board Member of Petróleos Mexicanos and Undersecretary for Industry and Commerce of the Secretary of Economy

Born: 1972

Business experience: Legislator for Movimiento de Regeneración Nacional (MORENA) in the LXVI Legislature of the Mexican Congress; Mayor of Azcapotzalco; Federal Deputy for District 8; Deputy for Local District 5 of the Federal District; Secretary of the Budget Commission; Federal Deputy for the VIII District of the Federal District for the LXI Legislature; Undersecretary of Expenditures of the Federal District; Director of Social Comptrollership in States and Municipalities in the General Directorate of Regional Operation of the Ministry of Public Function; Advisor to the Budget and Public Account Commission of the Chamber of Deputies; Project Director in Nacional Financiera, and Advisor to the Undersecretary of Public Security.

Other board memberships: Centro Nacional de Metrología (CENAM) (Alternate) and Banco del Bienestar S.N.C. (Alternate).

Family relations: None.
2024
Ms. Alicia Isabel Adriana Bárcena Ibarra
Board Member of Petróleos Mexicanos and Secretary of Environment and Natural Resources

Born: 1952

Business experience: Secretary of Foreign Affairs; Ambassador of Mexico to the Republic of Chile; Executive Secretary of the Economic Commission for Latin America and the Caribbean; Under-Secretary of Administration and Management of the United Nations; Chief and Deputy Chief of Staff to the Secretary-General of the United Nations; Deputy Executive Secretary of the Economic Commission for Latin America and the Caribbean; Director of the Sustainable Development and Human Settlements Division of the Economic Commission for Latin America and the Caribbean; Director of the Joint UNEP-UNDP Project on Sustainable Development of the United Nations Environment Programme; Director of the Earth Council Alliance; Principal Officer of the General Secretariat of the United Nations Conference on the Environment; Director General of the National Fisheries Institute of the Ministry of Fisheries; Undersecretary of Ecology of the Ministry of Urban Development and Ecology; and Consultant to the Inter American Development Bank.

Other board memberships: CFE; Consejo Mundial de la Economía del Agua del Gobierno de los Países Bajos y OCDE, and Consejo del Centro del Pluralismo Global, Ottawa, Canadá y Fundación Aga Khan.

Family relations: None.
2024

Ms. Ileana Augusta Villalobos Estrada
Alternate Board Member of Petróleos Mexicanos and Undersecretary of Environmental Regulations of the Secretary of Environment and Natural Resources

Born: 1960

Business experience: Coordinator of the Population and International Affairs Program of the National Population Council; Secretary of Urban Development and Housing of the Government of Mexico City; Coordinator of Advisors of the General Directorate of the National Institute of Ecology and Climate Change; and Research Assistant of the Center of Specialists in Environmental Management, S.C.

Other board memberships: Comité Técnico de Normalización Nacional de Medio Ambiente y Recursos Naturales (Chairsperson); Comité Consultivo Nacional de Normalización de Medio Ambiente y Recursos Naturales (Chairperson); Comisión Nacional de Infraestructura de la Calidad; Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación (Alternate); Comité Consultivo Nacional de Normalización; Comité Técnico del Fondo Nacional de Infraestructura; Junta de Gobierno del Corredor Interoceánico del Istmo de Tehuantepec (Alternate); Comisión Nacional de Vivienda; Junta de Gobierno del Instituto Nacional de Ecología y Cambio Climático (Alternate Chairperson) Comité Consultivo Nacional de Normalización de Salud Pública; Consejo Directivo de la Entidad Mexicana de Acreditación; and Comisión Intersecretarial para Prevenir y Atender la Contaminación por Hidrocarburos y Sustancias Nocivas en las Zonas Marinas Mexicanas.

Family relations: None

2024

Ms. Emilia Esther Calleja Alor
Board Member of Petróleos Mexicanos and General Director of CFE

Born: 1970

Business experience: General Director of the Subsidiary Productive Company CFE Generación I of the Federal Electricity Commission (CFE); General Supervisor of the Deputy Management of Central Thermoelectric Production; Support in the Coordination of Thermoelectric Generation of the Subdirectorate of Non-Regulated Businesses; Head of Technical Department II (Operational/Chemical/Environmental); Generation Coordination of the Celaya National Training Center; General Superintendent/ Project Manager 347 CC Salamanca; Head of the Analysis and Results Department in Functions; Acting General Superintendent; Technical Supervisor II Analysis and Results, and Shift Superintendent in Training; Technical Supervisor II Instrumentation and Control, all at the Salamanca Thermoelectric Power Plant of the CFE. Electronics Engineer from the Technological Institute of Celaya. Master's degree in Administration and Senior Management from the Faculty of Accounting and Administration of the Autonomous University of Coahuila.

Other board memberships: Board of Directors of the Subsidiary Company, CFEnergía, S.A. de C.V. (President); Board of Directors of the Subsidiary Company CFE International, LLC. (President), and Board of Directors of the Subsidiary Company CFE Calificados, S.A. de C.V. (President).

Family relations: None.
2024

Mr. Juan José Paullada Figueroa	Independent Board Member of Petróleos Mexicanos Born: 1951 Business experience: Managing Partner at Paullada, Guevara y Asociados, S.C.; Tax Counsel at Ministry of Finance and Public Credit; General Director of the Fideicomiso Liquidador de Instituciones y Organizaciones Auxiliares de Crédito; and General Director of FIDELIQ. Other board memberships: Grupo Machado (Independent Board Member). Family relations: None.	2019

Mr. José Eduardo Beltrán Hernández	Independent Board Member of Petróleos Mexicanos Born: 1942 Business experience: President of the Political and Social Sciences of the Academia Mexicana de Ciencias, Tecnologías y Humanidades; Federal Deputy; President of the Energy Commission of the LIII Legislature of the Chamber of Deputies; and General Secretary of Government of the State of Tabasco. Family relations: None.	2024

Mr. Lorenzo Mauricio Meyer Falcón
Independent Board Member of Petróleos Mexicanos

Born: 1978

Business experience: Senior Advisor and Founding Member of the Center of Excellence for Mexico and Latin America (UNECE of the United Nations Economic Commission for Europe (UNECE); General Manager of PRODENER MX, SAPI de C.V.; General Director of Liaison of the Energy Regulatory Commission (CRE); Advisor to the Undersecretariat of Hydrocarbons of the Ministry of Energy (SENER); Director of International Affairs and Research of the CRE; Director of LP Gas Storage of the General Directorate of Hydrocarbons of SENER; Coordinator of New Projects of the Commercial Directorate of Grupo Autofin Mexico; Consultant of the Trade Promotion Consortium of the Government of Catalonia, and Professor of the School of International Relations of the Universidad Anáhuac del Norte. Degree in International Relations from the Colegio de México. Master of Business Administration from the University of Texas at Austin.

Family relation: None.

		2022

Mr. Humberto Domingo Mayans Canabal	Independent Board Member of Petróleos Mexicanos Born: 1949 Business experience: Senator of the LXII and LXIII Legislatures; Coordinator for Migration Affairs in the Southern Border of the Ministry of the Interior; and General Secretary of Government of the State of Tabasco. Family relations: None.	2022

Mr. Víctor Rodríguez Padilla
Chief Executive Officer/General Director

Born: 1956

Business experience: Advisor to Petróleos Mexicanos; Graduate Professor at the School of Engineering of the Universidad Nacional Autónoma de México (UNAM); National Researcher of the National System of Researchers; Visiting Professor at l'Ecole Nationale Supérieur de Pétrole et Moteurs, Institut Francais du Pétrole, France; Head of the Graduate Program in Energy at the School of Engineering of UNAM; Advisor to the Comisión de Investigación de la Comisión Federal de Electricidad y Luz y Fuerza del Centro de la Cámara de Diputados; Visiting Researcher, Center for U.S.-Mexican Studies and Institute of the Americas, University of California, San Diego, USA; Head of the Energy Engineering Section in the Graduate Studies Division, Faculty of Engineering, UNAM, and Academic Technician, Science Outreach, Department of Physics, Faculty of Sciences, UNAM.

Other board memberships: CFE.

Family relations: None.
		2024

Mr. Juan Carlos Carpio Fragoso	Chief Financial Officer Born: 1979 Business experience: General Director of Financial Administration of the Ministry of Administration and Finance of Mexico City; Director of Strategic Analysis of C5 of Mexico City; Director of Concentration and Control of Funds in the Ministry of Administration and Finance of Mexico City, and Director of Funds and Securities Operations of the Ministry of Administration and Finance of Mexico City. Family relations: None.	2024

Ms. Marcela Villegas Silva	Corporate Director of Management and Services Born: 1959 Business experience: Coordinator and General Administrator at the Central de Abastos (Supply Center) in Mexico City; Executive Director of Innovation and Projects in the Government of Mexico City; and Institutional Director of Graduate Studies at the Universidad del Valle de México. Family relations: None.	2024

Mr. Jorge Alberto Aguilar López	Corporate Director of Planning, Coordination and Performance Born: 1956 Business experience: Consultant on energy issues for the Coordination of Social Action of San José Altillo; Senior Advisor on Investment Decisions for the CFE; and Deputy Director of Investment Project Evaluation for the Federal Electricity Commission. Family relations: None.	2024

Ms. Rosa Bello Pérez	General Counsel Born: 1964 Business experience: Deputy Director of Legal Consulting; Manager of Regulatory and Administrative Affairs; Head of the Legal Affairs Unit of the Internal Control Unit of Petróleos Mexicanos, and Head of the Responsibilities Area of the Internal Control Unit of Pemex-Gas y Petroquímica Básica. Family relations: None.	2024

Mr. Raúl Gerardo Lemus Soto	Acting Head of Internal Auditing Born: 1964 Business experience: Manager of Subsidiary Audit, Legality and Information Technology; Executive Director of Administration at the National Minimum Salary Commission; and Director of Plans and Programs at the Federal Protection Service. Family relations: None.	2024

Pemex Exploration and Production—Directors and Executive Officers
Name	Position with Pemex Exploration and Production	Year Appointed
Mr. Víctor Rodríguez Padilla	Chairperson of the Board of Pemex Exploration and Production (refer to Petróleos Mexicanos)	2024

Ms. Claudia Anel Guerrero Martín
Alternate Chairperson of the Board of Pemex Exploration and Production and Head of Office of the General Directorate and Interinstitutional Liaison

Born: 1971

Business experience: General Director of Human Development and Organization of the Ministry of the Environment and Natural Resources; Structures Manager of the Instituto del Fondo Nacional de la Vivienda para los Trabajadores; Head of the Counseling Unit of Petróleos Mexicanos; Organizational Communication Coordinator of Pemex-Gas y Petroquímica Básica; Deputy Administrator of the General Administration of Evaluation of the Tax Administration Service; Advisor to the Internal Control Unit of Pemex-Refining, Coordinator of Publicity of the National Polytechnic Institute and Coordinator of Publicity and Promotion of Bonos del Ahorro Nacional (National Savings Bonds).

Family relations: None.
		2024

Mr. Jorge Alberto Aguilar López	Alternate Chairperson of the Board of Pemex Exploration and Corporate Director of Planning, Coordination and Performance (refer to Petróleos Mexicanos).	2024

Mr. Carlos Armando Lechuga Aguiñaga	Board Member of Pemex Exploration and General Director of Pemex Industrial Transformation Born: 1967 Business experience: Deputy Director of Treatment and Logistics; Manager of Treatment Coordination and Logistics; and Manager of Hydrocarbon Marketing Strategy, all at Petróleos Mexicanos. Family relations: None.	2024

Mr. León Marco Antonio Gómez Aguirre
Alternate Board Member of Pemex Exploration and Production and Substitute in the Absence of the Deputy Director of Evaluation and Regulatory Compliance, Pemex Industrial Transformation

Born: 1967

Business experience: Manager of Operational Evaluation at Pemex Industrial Transformation; Manager of Maintenance Management and Plant Shutdowns at Pemex Industrial Transformation; Manager of Operations Programming of the Corporate Directorate of Planning, Coordination and Performance; and Manager of National Content and Supplier Evaluation.

Other board memberships: MGC México, S.A. de C.V.(Chairperson)

Family relations: None.
		2024

Ms. Ximena Jacinta García Ramírez	Board Member of Pemex Exploration and Production and Deputy Director of Procurement of Corporate Direction of Management and Services Born: 1976 Business experience: Director General of Planning for Hydraulic Services for the Mexico City Water System. Family relations: None.	2024
Ms. María Luz Lozano Rodríguez	Board Member of Pemex Exploration and Production and Substitute in Absence of the Coordinator of Procurement for Exploration and Production of Corporate Direction of Management and Services Born: 1972 Business experience: Supply Coordination for Pemex Exploration and Production; Deputy Manager of Contracting for Land Well Servicing and Drilling; Management of Contracting for Exploration and Drilling Contracts; and Technical Consultant to the Operating Director of Procurement and Supply, all at Petróleos Mexicanos. Family relations: None.	2024
Mr. Juan Carlos Carpio Fragoso	Alternate Board Member of Pemex Exploration and Production and Corporate Director of Finance (refer to Petróleos Mexicanos)	2024
Mr. Raúl Rodríguez Ramírez	Alternate Board Member of Pemex Exploration and Production and Coordinator of Budget Operation of Pemex Exploration and Production of Corporate Direction of Finance Born: 1967 Business experience: Manager of Economic and Financial Project Analysis; Assistant Manager of Economic Performance Evaluation; and Superintendent of Economic Evaluation, all at Petróleos Mexicanos. Family relations: None.	2024
Mr. Néstor Martínez Romero
Board Member of Pemex Exploration and Production and General Director of Pemex Exploration and Production

Born: 1959

Business experience: Commissioner of the National Hydrocarbons Commission; Administrator of the MUSPAC Integral Asset in the South Region of Pemex Exploration and Production; Advisor to the General Direction of Pemex Exploration and Production; Head of the Office of the Deputy Direction of Human Resources, Competitiveness and Innovation of Pemex Exploration and Production; Manager of Development and Compensation of the Deputy Direction of Human Resources, Competitiveness and Innovation of Pemex Exploration and Production; Manager of Management and Technological Transfer of the Technical Coordination of Exploitation Deputy Direction of Pemex Exploration and Production; Analyst “A” in the Human Resources, Competitiveness and Innovation, Technology and Professional Development, and Production Deputy Directions of Pemex Exploration and Production.

Family relations: None.

		2024

Mtro. Guillermo Alberto Lastra Ortiz	Alternate Board Member of Pemex Exploration and Production and Executive Coordinator of General Direction of Pemex Exploration and Production Born: 1991 Business experience: Executive Secretary; Director General of Contract Monitoring; and Area Director, all at National Hydrocarbons Commission. Family relations: None.	2024

	Representatives of the Ministry of Energy

Mr. Juan José Vidal Amaro	Board Member of Pemex Exploration and Production and Undersecretary of Hydrocarbons (refer to Petróleos Mexicanos)	2024

Jorge Alberto Arévalo Villagrán	Board Member of Pemex Exploration and Production and General Director of Exploration and Extraction of Hydrocarbons of the Ministry of Energy Born: 1961 Business experience: Professor in Engineering at UNAM; Technical Director of Special Projects of Solutions in Specialized Software at Némesis, S.A. de C.V.; and Associate Managing Director of Strategies and Plans of Pemex Exploration and Production. Other board memberships: Instituto Nacional de Investigaciones Nucleares (Alternate). Family relations: None.	2018

	Representatives of the Ministry of Finance and Public Credit

Mr. Édgar Abraham Amador Zamora	Board Member of Pemex Exploration and Production and Undersecretary of Finance and Public Credit of the Ministry of Finance and Public Credit (refer to Petróleos Mexicanos)	2025

Mr. Adán Enrique García Ramos	Alternate Board Member of Pemex Exploration and Production and Head of the Non-Tax Revenue and Hydrocarbons Policy Unit Born: Business experience: Family relations:	2024

Pemex Industrial Transformation—Directors and Executive Officers
Name	Position with Pemex Industrial Transformation	Year Appointed
Mr. Víctor Rodríguez Padilla	Chairperson of the Board of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2024

Ms. Claudia Anel Guerrero Martín	Alternate Chairperson of the Board Member of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2024

Mr. Jorge Alberto Aguilar López	Alternate Chairperson of the Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2024

Mr. Carlos Armando Lechuga Aguiñaga	Board Member of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2024

Mr. León Marco Antonio Gómez Aguirre	Board Member of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2024

Ms. Marcela Villegas Silva	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2024

Mr. Daniel Arturo Díaz Ibáñez	Alternate Board Member of Pemex Industrial Transformation and Deputy Director of Corporate Services of the Corporate Direction of Management and Services Born: 1974 Business experience: Manager of Real Estate Control at I.I.I. Servicios, S.A. de C.V.; Executive Director of Human Resources at Instituto para Devolver al Pueblo lo Robado; Director of Administration at Loteria Nacional para la Asistencia Pública. Family relations: None.	2024

Mr. Juan Carlos Carpio Fragoso	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2024
Mr. Mario Peredo Melchor	Alternate Board Member of Pemex Industrial Transformation and Budget Operation Coordinator of Pemex Industrial Transformation in the Corporate Direction of Finance Born: 1971 Business experience: Budgetary Control Manager of the Corporate Finance Division at Petróleos Mexicanos; Deputy General Director of Report Integration of the Ministry of Finance and Public Credit. Family relations: None.	2019
Mr. Néstor Martínez Romero	Board Member of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2024
Mr. Guillermo Alberto Lastra Ortiz	Alternate Board Member of Pemex Industrial Transformation (refer to Pemex Exploration and Production)	2024

	Representatives of the Ministry of Energy

Mr. Juan José Vidal Amaro	Board Member of Pemex Industrial Transformation (refer to Petróleos Mexicanos)	2024

Mr. Iván Bernal Santana	Alternate Board Member of Pemex Industrial Transformation and General Director of Petroleum Products Born: 1983 Business experience: Area Director assigned to the Undersecretariat of Hydrocarbons at Ministry of Energy. Family relations: None.	2024
	Representatives of the Ministry of Finance and Public Credit

Mr. Édgar Abraham Amador Zamora	Board Member of Pemex Exploration and Production and Undersecretary of Finance and Public Credit (refer to Petróleos Mexicanos)	2025

Mr. Adán Enrique García Ramos	Alternate Board Member of Pemex Exploration and Production and Head of the Non-Tax Revenue and Hydrocarbons Policy Unit Born: Business experience: Family relations:	2024

Pemex Logistics—Directors and Executive Officers
Name	Position with Pemex Logistics	Year Appointed
Mr. Víctor Rodríguez Padilla	Chairperson of the Board of Pemex Logistics (refer to Petróleos Mexicanos)	2024

Ms. Claudia Anel Guerrero Martín	Alternate Chairperson of the Board Member of Pemex Logistics (refer to Pemex Exploration and Production)	2024

Mr. Jorge Alberto Aguilar López	Alternate Chairperson of the Board Member of Pemex Logistics (refer to Petróleos Mexicanos)	2024

Mr. Carlos Armando Lechuga Aguiñaga	Board Member of Pemex Logistics (refer to Pemex Exploration and Production)	2024

Ms. Marcela Villegas Silva	Board Member of Pemex Logistics (refer to Petróleos Mexicanos)	2024

Mr. Daniel Arturo Díaz Ibañez	Alternate Board Member of Pemex Logistics (refer to Pemex Industrial Transformation)	2024

Ms. Brenda Fierro Cervantes	Board Member of Pemex Logistics and Deputy Director of Information Technology of Petróleos Mexicanos Born: 1974 Business experience: Deputy Director of Technological Alignment at Petróleos Mexicanos; Core Manager at Lingo Systems S.A. de C.V.; and Director of New Technologies at the Mexico City government. Family relations: None.	2019

Ms. Martha Patricia Moreno Galvez	Alternate Board Member of Pemex Logistics and Coordinator of Logistics and Solutions and Business Services of Petróleos Mexicanos Born: Business experience: Family relations:	2024
Ms. Raquel Morón Becerril	Board Member of Pemex Logistics and Substitute in Absence of Deputy Director of Strategic Planning and subsidiary entities Regulatory Analysis of Petróleos Mexicanos Born: 1974 Business experience: Manager of Planning and Follow-up to Subsidiary Companies; Assistant Manager of Strategy Management of the Corporate Direction of Planning, Coordination and Performance; and Private Secretary of the General Directorate of Pemex Logistics. Family relations: None.	2024
Vacant	Alternate Board Member of Pemex Logistics
Ms. Elizabeth González Garduño
Board Member of Pemex Logistics and Deputy Director of Budget and Accounting

Born: 1980

Business experience: Assistant Secretary of Administration and Budget of the Instituto para la Protección del Ahorro Bancario; Coordinator of Logistics Agenda of the Undersecretary of Finance and Public Credit; Head of Eventual Unit of the Ministry of Finance and Public Credit; Deputy Treasurer of Operations of the Treasury of the Federation; Coordinator of Banking Operations of the Treasury of the Federation; Executive Director of Administration and Finance of the Housing Institute of Mexico City; Coordinator of Registration and Budgetary Control of the Metro Collective Transportation System; and Head of Departmental Unit, Central Sector Public Debt Follow-up of the Finance Secretariat of the Federal District Government.

Family relations: None.

		2024
Mr. Salvador Ernesto Martín Pérez
Alternate Board Member of Pemex Logistics and Budget Process Management and Support Manager

Born: 1963

Business experience: Assistant Manager of Budget Integration of Petróleos Mexicanos; Assistant Manager of Investment Projects and Budget of PEP and Pemex-Gas and Petroquímica Básica; Business Analysis Manager of Grupo Iusacell, S.A. de C.V.; Business Analysis Manager of Grupo Iusacell, S.A. de C.V.; Administration and Finance Manager; Assistant to the Chief Executive Officer and Planning Manager of Grupo HERMES, S.A. de C.V.; Manager of Administration and Finance; Assistant to the Executive Management and Planning Manager of Grupo HERMES, S.A. de C.V.; Business Analysis Coordinator of Celanese Mexicanas, S.A. de C.V.; Planning Analyst of Industrias Negromex, S.A. de C.V., and Project Engineer at Bufete Industrial, Diseño y Proyectos, S.A. de C.V.

Family relations: None.

		2021

Ms. Claudia Ernestina Ponce Ramírez	Board Member of Pemex Logistics and Coordinator of Supply for Pemex Industrial Transformation Born: 1971 Business experience: Supply Coordinator for Industrial Transformation; Technical Assistant of the Contracting Management for Projects; and Coordinator responsible for the Contracting Area of Goods and Services of the Salinas Cruz refinery, all at Petróleos Mexicanos. Family relations: None.	2024
Vacant	Alternate Board Member of Pemex Logistics
Israel Benitez López	General Director of Pemex Logistics Born: 1972 Business experience: Undersecretary of Police Operations at Ministry of Citizen Security of Mexico City; Director of Police Operations in the South Zone at the Ministry of Citizen Security of the Federal District. Other board memberships: Gasolinas del Bienestar. Family relations: None.	2024

Mr. Antonio López Velarde Loera	Board Member of Pemex Logistics and Risk Management and Reinsurance of Petróleos Mexicanos Born: 1976 Business experience: Acting Chief Financial Officer /Acting Corporate Director of Finance of Petróleos Mexicanos; Associate Managing Director of Financial Risk Management of Petróleos Mexicanos; Deputy Manager of Capital Markets and Derivatives of Petróleos Mexicanos; and Deputy Manager of Derivative Transactions of Petróleos Mexicanos. Family relations: None.	2018

Mr. Eliel Soriano Torres Gil	Alternate Board Member of Pemex Logistics and Manager of Risk Management Born: 1973 Business experience: Manager of Risk Management; Assistant Manager of Risk Analysis and Derivative Financial Instruments Operation, and Coordinator of Market Risk Analysis of Petróleos Mexicanos; Independent consultant of Heinsohn Software House, S.A. (Bogota, Colombia). Family relations: None.	2019

Current Directors and Officers

Pursuant to the Energy Reform Decree, Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics were dissolved effective as of March 19, 2025. As of the date of this annual report, Mexican Government officials hold five of eight seats on the Board of Directors of Petróleos Mexicanos, while the additional three seats are held by independent members appointed by the President of Mexico and ratified by a two-thirds majority in the Mexican Senate. For more information about recent changes to our corporate governance structure, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.”

The following table sets forth certain information with respect to directors and executive officers of Petróleos Mexicanos as of the date of this annual report:

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Mrs. Luz Elena González Escobar	Chairperson of the Board of Petróleos Mexicanos and Secretary of Energy (refer to Petróleos Mexicanos above)	2024
Mr. Juan José Vidal Amaro	Alternate Chairperson of the Board of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy (refer to Petróleos Mexicanos above)	2025

Mr. Édgar Abraham Amador Zamora
Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit

Born: 1967

Business experience: Technical Investigating Officer at the Governing Board of Banco de México; Economics Professor at UNAM; and Secretary of Finance of Mexico City.

Other board memberships: Centro de Investigación y Seguridad Nacional; Casa de Moneda de México (Chairperson); Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (CONDUSEF) (Chairperson); Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (Chairperson); Instituto para la Protección al Ahorro Bancario (Chairperson); Lotería Nacional para la Asistencia Pública (Chairperson); Pronósticos para la Asistencia Pública (Chairperson); Servicio de Administración y Enajenación de Bienes (SAE) (Chairperson); Agroasemex, S.A. (Chairperson); Banco del Bienestar, S.N.C. (Chairperson); Banco Nacional de Comercio Exterior, S.N.C. (BANCOMEXT) (Chairperson); Banco Nacional de Obras y Servicios Públicos, S.N.C. (BANOBRAS) (Chairperson); Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C. (BANJERCITO) (Chairperson); Nacional Financiera, S.N.C. (NAFIN) (Chairperson); Seguros de Crédito a la Vivienda SHF, S.A. de C.V. (SCV) (Chairperson); Sociedad Hipotecaria Federal, S.N.C. (SHF) (Chairperson); Fondo de Operación y Financiamiento Bancario a la Vivienda; CNBV; Comisión Nacional de Seguros y Fianzas (CNSF); Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) (Chairperson); Servicio de Administración Tributaria (Tax Administration Service, or the SAT) (Chairperson); Instituto Nacional de las Personas Adultas Mayores; Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad; Coordinación Nacional de PROSPERA, Programa de Inclusión Social; Comisión Nacional Forestal; Instituto Mexicano de Tecnología del Agua; Instituto Nacional de Ecología y Cambio Climático (INECC); Comisión Nacional del Agua; ASEA; Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos (CAPUFE); Servicio Postal Mexicano (SEPOMEX); Telecomunicaciones de México (TELECOMM); Consejo Nacional de Fomento Educativo; Fondo de Cultura Económica; Instituto Mexicano de la Radio; Instituto Nacional para la Educación de los Adultos; Fideicomiso de los Sistemas Normalizado de Competencia Laboral y de Certificación de Competencia Laboral; Instituto del Fondo Nacional para el Consumo de los Trabajadores (INFONACOT); Instituto Nacional de Ciencias Penales; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE); Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT); Instituto Mexicano del Seguro Social (IMSS); Instituto Nacional de las Mujeres (INMUJERES); CFE; Comisión de Política Gubernamental en materia de Derechos Humanos; Comisión Intersecretarial de Cambio Climático; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Intersecretarial para el Conocimiento y Uso de la Biodiversidad; Comisión Intersecretarial para el Otorgamiento de Concesiones y Permisos previstos en la Ley de Aeropuertos; Comisión Intersecretarial para la Instrumentación del Programa de Integración del Registro Nacional de Población; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Consejo Nacional de Educación para la Vida y el Trabajo; Consejo Nacional para las Comunidades Mexicanas en el Exterior; Comisión Coordinadora para la Negociación de Precios de Medicamentos y Otros Insumos para la Salud; Comisión Intersecretarial de Compras y Obras de la Administración Pública Federal a la Micro, Pequeña y Mediana Empresa; Comisión Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Comisión Intersecretarial de Desarrollo Social; Comisión Intersecretarial para el Desarrollo de los Bioenergéticos; Comisión Intersecretarial para la Atención de Sequías e Inundaciones; Comisión Intersecretarial para la Instrumentación de la Cruzada contra el Hambre; Comisión Intersecretarial para la Prevención Social de la Violencia y la Delincuencia; Comisión de Cambios (Chairperson); Comisión Nacional de Inversiones Extranjeras; Comisión Nacional de Inversiones Extranjeras; Comisión Ambiental Metropolitana; Consejo de Estabilidad del Sistema Financiero; Consejo de Seguridad Nacional; Technical Committee of the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional para la Prevención y Control de las Enfermedades Crónicas No Transmisibles; Comité Técnico Especializado en Información sobre Discapacidad del Sistema Nacional de Información Estadística y Geográfica; Comité Nacional de Productividad; Comité Nacional de Seguridad Aeroportuaria; Consejo Nacional de Protección Civil; and Litio para México.
2024

Vacant	Alternate Board Member of Petróleos Mexicanos and Undersecretary of Finance and Public Credit of the Ministry of Finance and Public Credit
Mrs. Alicia Isabel Adriana Bárcena Ibarra	Board Member of Petróleos Mexicanos and Secretary of Environment and Natural Resources (refer to Petróleos Mexicanos above)	2025
Mrs. Ileana Augusta Villalobos Estrada	Alternate Board Member of Petróleos Mexicanos and Undersecretary of Environmental Regulations of the Ministryof Environment and Natural Resources (refer to Petróleos Mexicanos above)	2025
Mrs. Rosaura Ruiz Gutiérrez
Board Member of Petróleos Mexicanos and Secretary of Science, Humanity, Technology and Innovation

Born: 1950

Business experience: Head of the National Council of Humanities, Sciences and Technologies (Conahcyt); Coordinator of the University Seminar on Evolution; Secretary of Education, Science, Technology and Innovation of Mexico City; Member of the Board of Governors of the National Autonomous University of Mexico (UNAM); Coordinator of Special Academic Projects, General Secretariat of UNAM; Director of the Faculty of Sciences of UNAM; President of the Mexican Academy of Sciences; Vice President of the Mexican Academy of Sciences; Executive Secretary of the Common Higher Education Area (ECOES); Regional General Coordinator of the Network of Public Macro Universities of Latin America and the Caribbean (Red de Macro Universidades Públicas de América Latina y el Caribe); President of the Mexican Academy of Sciences; Vice President of the Mexican Academy of Sciences; Executive Secretary of the Common Space for Higher Education (ECOES); Regional General Coordinator of the Network of Public Macro Universities of Latin America and the Caribbean (RED MACRO); Secretary of Institutional Development of UNAM; Secretary of the Mexican Academy of Sciences; President of the Mexican Council of Graduate Studies, A. C.; General Director of Graduate Studies at UNAM; Special Commissioner of the University Council to analyze the role of UNAM in Higher Education; Member of the Scholarship Subcommittee of the Biology Department at UNAM; Coordinator of the Graduate Program in Sciences at UNAM, and Coordinator of the Laboratory of History of Biology at UNAM.General Director of Human Development and Organization of the Ministry of the Environment and Natural Resources; Structures Manager of the Instituto del Fondo Nacional de la Vivienda para los Trabajadores; Head of the Counseling Unit of Petróleos Mexicanos; Organizational Communication Coordinator of Pemex-Gas y Petroquímica Básica; Deputy Administrator of the General Administration of Evaluation of the Tax Administration Service; Advisor to the Internal Control Unit of Pemex-Refining, Coordinator of Publicity of the National Polytechnic Institute, and Coordinator of Publicity and Promotion of Bonos del Ahorro Nacional (National Savings Bonds)
		2025

Other board memberships: Governing Body of Centro de Investigación en Ciencias de Información Geoespacial, A.C. (Chairperson); Governing Body of Centro de Investigación Científica de Yucatán, A.C. (Chairperson); Governing Body of Centro de Investigación en Alimentación y Desarrollo (Chairperson); Governing Body of Centro de Investigación en Matemáticas, A. C. (Chairperson); Governing Body of Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C. (Chairperson); Governing Body of Centro de Investigaciones en Óptica, A.C. (Chairperson); Governing Body of Centro de Investigación en Óptica, A.C. (Chairperson); Governing Body of Centro de Investigación y Docencia Económicas, A.C. (Chairperson); Governing Body of Centro de Innovación Aplicada en Tecnologías Competitivas, A.C. (Chairperson); Governing Body of Centro de Tecnología Avanzada, A.C. (Chairperson); Governing Body of El Colegio de la Frontera Norte, A.C. (Chairperson); Governing Body of El Colegio de Michoacán, A.C. (Chairperson); Governing Body of El Colegio de San Luis, A. C. (President); Governing Body of the Instituto de Ecología, A.C. (Chairpersont); Governing Body of the Instituto Potosino de Investigación Científica y Tecnológica, A.C. (Chairperson); Governing Body of the Centro de Investigación en Materiales Avanzados, S.C. (Chairperson); Governing Body of the Centro de Investigación y Desarrollo Tecnológico en Electroquímica, S. C. (Chairperson); Governing Body of Centro de Investigaciones Biológicas del Noroeste, S.C. (Chairperson); Governing Body of Centro de Investigaciones Biológicas del Noroeste, S.C. (Chairperson); Governing Body of Centro de Ingeniería y Desarrollo Industrial (Chairperson); Governing Body of Centro de Investigación Científica y de Educación Superior de Ensenada; Baja California (Chairperson; Governing Body of Centro de Investigación en Química Aplicada (Chairperson); Governing Body of Centro de Investigaciones y Estudios Superiores en Antropología Social (Chairperson); Governing Body of El Colegio Frontera Sur (Chairperson); Governing Body of Instituto de Investigaciones “Dr. José María Luis Mora” (Chairperson); Governing Body of Instituto de Investigaciones “Dr. José María Luis Mora” Research Institute (Chairperson); Governing Body of the National Institute of Astrophysics, Optics and Electronics (Chairperson); Governing Body of Innova Bienestar de México, S.A.P.I. (Chairperson); Technical Committee of the National Fund for the Development of the Mexican Economy (Chairperson); Governing Body of the National Institute of Astrophysics, Optics and Electronics (Chairperson); Technical Committee of the Fund for the Development of Human Resources (Chairperson); Governing Board of the Rosario Castellanos National University (Chairperson); Inter-Ministerial Commission on Biosafety and Genetically Modified Organisms; Inter-Ministerial Commission on Information and Communication Technologies and Information Security; National Coordinating Commission on Oceanographic Research; and Scientific Advisory Commission of the General Health Council.

Family relations: None.

Mr. Juan Luis Díaz de León Santiago
Alternate Board Member of Petróleos Mexicanos and Undersecretary of Technological Development, Linkage and Innovation of the Ministry of Science, Humanity, Technology and Innovation

Born: 1969
Business experience: Deputy Director of Technological Development, Linkage and Innovation of CONAHCYT; General Director of Science, Dissemination and Knowledge Transfer of Mexico City; Executive Secretary of COEPES, Mexico City and Coordinator of the Committee for the Conformation of the Common Space for Higher Education of the Ministry of Public Education; Head of the Informatics Unit of FIDE; Head of the Scientific Division of the Federal Police; Academic Secretary (Vice Rector) of the Polytechnic University of Pachuca; Director of the Computer Research Center of the National Polytechnic Institute; and Director of Technology of the National Public Security System.

Family relations: None

2025
Mrs. Emilia Esther Calleja Alor	Board Member of Petróleos Mexicanos and General Director of CFE (refer to Petróleos Mexicanos above)	2025

Mrs. Liliana Barrera Jiménez
Alternate Board Member of Petróleos Mexicanos and Corporate Director of Commercial Business of CFE

Born: 1982

Business experience: Deputy Manager of Administration of CFE Generación I; Head of the Procurement Department of CFE Generación V; Head of the Procurement and Warehouse Office of the Sub-Management of C.C. and T.G.; Head of the Administration Department of the Sub-Management of C.C. and T.G.; Head of the Regional Budget Office, Head of the Regional Accounting Office, and Head of the Regional Personnel Office of the Regional Central Production Management; Administrative Liaison of the Regional Central Production Management; Administrative Liaison of the Regional Central Production Management. Head of the Regional Budget Office, Head of the Regional Accounting Office, and Head of the Regional Personnel Office of the Central Production Regional Management; Administrative Liaison of the Central Thermoelectric Generation Regional Sub-Management; Central Administrator of the Ambrosio Figueroa “La Venta” HPP, and Head of the Fixed Assets Regional Office of the Central Production Regional Management.

Family relations: None

		2024
Mr. Juan José Paullada Figueroa	Independent Board Member of Petróleos Mexicanos (refer to Petróleos Mexicanos)	2019
Mrs. María del Rosío Vargas Suárez	Independent Board Member of Petróleos Mexicanos Born: 1959 Business experience: Independent Director at CFE; Postdoctoral Fellow in Development Studies at UNAM; and Researcher at UNAM.	2025
Vacant	Independent Board Member of Petróleos Mexicanos
Mr. Victor Rodríguez Padilla	Chief Executive Officer/General Director (refer to Petróleos Mexicanos above)	2024
Mr. Juan Carlos Carpio Fragoso	Chief Financial Officer (refer to Petróleos Mexicanos above)	2024
Mr. Jorge Alberto Aguilar López	Corporate Director of Planning, Coordination and Performance (refer to Petróleos Mexicanos above)	2024
Ms. Rosa Bello Pérez	General Counsel (refer to Petróleos Mexicanos above)	2024
Mr. Raúl Gerardo Lemus Soto	Acting Head of Internal Auditing (refer to Petróleos Mexicanos above)	2022

Compensation of Directors and Officers
For the year ended December 31, 2024, the aggregate compensation of executive officers of Petróleos Mexicanos and the existing subsidiary entities (15 people) paid or accrued in that year for services in all capacities was Ps.39.6 million. Except in the case of the independent members, the members of the Board of Directors of Petróleos Mexicanos and the boards of directors of the existing subsidiary entities did not receive compensation for their services. The compensation paid or accrued during 2024 to the independent members of the Board of Directors of Petróleos Mexicanos was Ps.8.2 million. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for information about the salary advances that we offer to our executive officers as an employee benefit.
Board Practices

Year-Ended December 31, 2024
As of December 31, 2024, except in the case of the independent members with respect to the Board of Directors of Petróleos Mexicanos, neither the members of the boards of directors nor the executive officers of Petróleos Mexicanos or the productive state-owned subsidiaries were appointed for a specific term. The length of the terms of the Secretary of Energy and the Secretary of Finance and Public Credit was, however, limited by the length of their respective positions in the Mexican Government. The five independent members of the Board of Directors of Petróleos Mexicanos were appointed for five-year terms, and could be appointed for an additional term of the same length.

The Mexican Government representatives that served as members of the boards of directors of Petróleos Mexicanos and each of the existing subsidiary entities could be removed at the discretion of the President of Mexico. The independent members of the Board of Directors of Petróleos Mexicanos could be removed for cause, including failure to carry out the duties and obligations set forth in the 2014 Petróleos Mexicanos Law, by the President of Mexico upon Senate approval.
As of December 31, 2024, the Board of Directors of Petróleos Mexicanos appointed members to and convened the six committees established in accordance with the 2014 Petróleos Mexicanos Law to support its work. Unless otherwise specified in the 2014 Petróleos Mexicanos Law, the memberships of these committees consisted of at least three, but no more than five, members of the Board of Directors of Petróleos Mexicanos. Each of these committees included two independent members of the Board of Directors of Petróleos Mexicanos, with the exception of the Audit Committee, which included three independent members. Each of the Secretary of Energy, the Secretary of Finance and Public Credit and any ministry-level secretary serving as a member of the Board of Directors of Petróleos Mexicanos had the ability to designate one or more alternates to take his or her place at committee meetings, provided that these alternates were public officials whose positions were not more than two levels below such secretary’s position in the Mexican Government.
The committees could have authorized a representative of the General Director to attend their meetings as a guest with the right to participate, but not vote, when deemed advisable for the performance of their duties.
Current Board Practices
Pursuant to the 2025 Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos will continue to convene six committees to support its work. Unless otherwise specified in the 2025 Petróleos Mexicanos Law, the memberships of these committees must consist of at least three, but no more than five, members of the Board of Directors of Petróleos Mexicanos. Each of these committees must include one independent member of the Board of Directors of Petróleos Mexicanos, with the exception of the Audit Committee, which must include three independent members. As of the date of this annual report, the Board of Directors of Petróleos Mexicanos has convened the six committees established in accordance with the 2025 Petróleos Mexicanos Law.
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
Each of the three members of the Audit Committee is “independent” of Petróleos Mexicanos within the meaning of Rule 10A-3 under the Exchange Act. In accordance with the 2014 Petróleos Mexicanos Law and the 2025 Petróleos Mexicanos Law, the Audit Committee consists of three independent members of the Board of Directors of Petróleos Mexicanos, each of whom will serve as the chair of the committee on a rotating, annual basis, as determined by the Board of Directors of Petróleos Mexicanos.
As of December 31, 2024, the Audit Committee consisted of the following members:
• Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Audit Committee;
• Mr. Humberto Domingo Mayans Canabal, independent member of the Board of Directors of Petróleos Mexicanos; and
• Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos.
A representative of the General Director, the Head of the Internal Auditing Area, the General Counsel or any other person may attend the Audit Committee’s meetings as a guest with the right to participate, but not vote, when deemed advisable and appropriate given the subject matter to be discussed.
As of the date of this annual report, the Audit Committee consists of the following members:
• Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Audit Committee; and
• Ms. María del Rosío Vargas Suarez, independent member of the Board of Directors of Petróleos Mexicanos.

Human Resources and Compensation Committee
As of December 31, 2024, the Human Resources and Compensation Committee was chaired by an independent member of the Board of Directors of Petróleos Mexicanos and included the Secretary of Finance and Public Credit as a permanent member. The duties of the Human Resources and Compensation Committee included, among others, proposing the compensation of the General Director and other members of senior management of Petróleos Mexicanos within three levels of the General Director, as well as proposing hiring policies, performance management guidelines and the compensation of all other employees of Petróleos Mexicanos.
As of December 31, 2024, the Human Resources and Compensation Committee of Petróleos Mexicanos consisted of the following members:
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
•Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos;
•Mr. Lorenzo Mauricio Meyer Falcón, independent member of the Board of Directors of Petróleos Mexicanos;
•Mr. Rogelio Eduardo Ramírez de la O, member of the Board of Directors of Petróleos Mexicanos;
•Mr. Marcelo Ebrard Casaubón, member of the Board of Directors of Petróleos Mexicanos.
Pursuant to the 2025 Petróleos Mexicanos Law, the Human Resources and Compensation Committee has been reconstituted as the Human Resources, Compensation and Austerity Committee. The Human Resources, Compensation and Austerity Committee is chaired by an independent director of the Board of Petróleos Mexicanos and includes the Secretary of Energy and the Secretary of Finance and Public Credit.
As of the date of this annual report, the Human Resources, Compensation and Austerity Committee consists of the following members:
•Ms. María del Rosío Vargas Suárez, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Human Resources, Compensation and Austerity Committee;
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;
•Ms. Luz Elena González Escobar, Chairperson of the Board of Directors of Petróleos Mexicanos; and
•Mr. Édgar Abraham Amador Zamora, member of the Board of Directors of Petróleos Mexicanos and Secretary of Finance and Public Credit.
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
As of December 31, 2024, the Strategy and Investment Committee of Petróleos Mexicanos consisted of the following members:
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Strategy and Investments Committee;
• Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos;
• Mr. Lorenzo Mauricio Meyer Falcón, independent member of the Board of Directors of Petróleos Mexicanos;
• Ms. Luz Elena González Escobar, member of the Board of Directors of Petróleos Mexicanos; and
• Mr. Rogelio Eduardo Ramírez de la O, member of the Board of Directors of Petróleos Mexicanos.
Pursuant to the 2025 Petróleos Mexicanos Law, the Strategy and Investment Committee must include the Secretary of Energy and the Secretary of Finance and Public Credit. As of the date of this annual report, the Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

• Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Strategy and Investments Committee;
•Ms. María del Rosío Vargas Suárez, independent member of the Board of Directors of Petróleos Mexicanos;
•Ms. Luz Elena González Escobar, Chairperson of the Board of Directors of Petróleos Mexicanos; and
• Mr. Édgar Abraham Amador Zamora, member of the Board of Directors of Petróleos Mexicanos and Secretary of Finance and Public Credit.

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
As of December 31, 2024, the Acquisitions, Leasing, Public Works and Services Committee of Petróleos Mexicanos consisted of the following members:
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Acquisitions, Leasing, Public Works and Services Committee;
•Mr. Humberto Domingo Mayans Canabal, independent member of the Board of Directors of Petróleos Mexicanos;
•Mr. Lorenzo Mauricio Meyer Falcón, independent member of the Board of Directors of Petróleos Mexicanos;
• Ms. Luz Elena González Escobar, member of the Board of Directors of Petróleos Mexicanos; and
• Mr. Rogelio Eduardo Ramírez de la O, member of the Board of Directors of Petróleos Mexicanos.
Pursuant to the 2025 Petróleos Mexicanos Law, the Acquisitions, Leasing, Public Works and Services Committee must include the Secretary of Energy and the Secretary of Finance and Public Credit. As of the date of this annual report, the Acquisitions, Leasing, Public Works and Service Commitee consists of the following members:
•    Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Acquisitions, Leasing, Public Works and Services Committee;
•María del Rosío Vargas Suárez, independent member of the Board of Directors of Petróleos Mexicanos;
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;
•Ms. Luz Elena González Escobar, Chairperson of the Board of Directors of Petróleos Mexicanos; and
•Mr. Édgar Abraham Amador Zamora, member of the Board of Directors of Petróleos Mexicanos and Secretary of Finance and Public Credit.
External Businesses Committee
The External Businesses Committee, among other duties, assisted the Board of Directors of Petróleos Mexicanos in issuing policies, guidelines, procedures and other provisions related to the operation, surveillance, performance evaluation and monitoring of the operating and business results of our affiliates.
As of December 31, 2024, the External Businesses Committee of Petróleos Mexicanos consisted of the following members:
•Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the External Businesses Committee;
•Mr. Lorenzo Mauricio Meyer Falcón, independent member of the Board of Directors of Petróleos Mexicanos;
•Mr. Humberto Domingo Mayans Canabal, independent member of the Board of Directors of Petróleos Mexicanos;

•Ms. Luz Elena González Escobar, member of the Board of Directors of Petróleos Mexicanos; and
•Mr. Rogelio Eduardo Ramírez de la O, member of the Board of Directors of Petróleos Mexicanos.

The External Business Committee was reconstituted as the Affiliated Companies Committee pursuant to the 2025 Petróleos Mexicanos Law. The Affiliated Companies Committee is chaired by an independent director of the Board of Petróleos Mexicanos and includes the Secretary of Energy and the Secretary of Finance and Public Credit. As of the date of this annual report, the Affiliated Companies Committee consists of the following members:
•Ms. María del Rosío Vargas Suárez, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Affiliated Companies Committee;
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;
•Ms. Luz Elena González Escobar, Chairperson of the Board of Directors of Petróleos Mexicanos and Secretary of Energy; and
•Mr. Édgar Abraham Amador Zamora, member of the Board of Directors of Petróleos Mexicanos and Secretary of Finance and Public Credit.
Sustainability Committee
On December 3, 2022, the Board of Directors of Petróleos Mexicanos approved the creation of the Sustainability Committee. This Committee, among other duties, makes recommendations to the Board of Directors to implement the best practices and standards related to environmental, social and governance matters, and any other matter related to sustainability.
As of December 31, 2024, the Sustainability Committee of Petróleos Mexicanos consisted of the following members:
• Mr. Lorenzo Mauricio Meyer Falcón, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Sustainability Committee;
• Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;
• Mr. Humberto Domingo Mayans Canabals, independent member of the Board of Directors of Petróleos Mexicanos;
• Ms. Alicia Isabel Adriana Bárcena Ibarra; member of the Board of Directors of Petróleos Mexicanos; and
• Mr. Rogelio Eduardo Ramírez de la O, member of the Board of Directors of Petróleos Mexicanos.
Pursuant to the 2025 Petróleos Mexicanos Law, the Sustainability Committee is chaired by an independent director of the Board of Petróleos Mexicanos and must include the Secretary of Energy, the Secretary of Finance and Public Credit and the Secretary of Natural Resources. As of the date of this annual report, the Sustainability Committee consists of the following members:
•Ms. María del Rosío Vargas Suárez, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Sustainability Committee;
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;
•Ms. Luz Elena González Escobar, Chairperson of the Board of Directors of Petróleos Mexicanos and Secretary of Energy;
•Mr. Édgar Abraham Amador Zamora, member of the Board of Directors of Petróleos Mexicanos and Secretary of Finance and Public Credit; and
•Mrs. Alicia Isabel Adriana Bárcena Ibarra, member of the Board of Directors of Petróleos Mexicanos and Secretary of Environment and Natural Resources.
Employees
Excluding employees employed by us on a temporary basis, at December 31, 2024, Petróleos Mexicanos, its subsidiary entities and subsidiary companies had 129,198 employees, as compared to 128,616 as of December 31, 2023. During 2024, Petróleos Mexicanos and the productive state-owned subsidiaries employed an average of 30,332 temporary employees.

The following table sets forth our employee numbers for the five years ended December 31, 2024:

Year	Petróleos Mexicanos and Subsidiary Entities	Subsidiary Companies	Total
2020	120,936	2,963	123,899
2021	120,798	3,044	123,842
2022	116,063	3,991	120,054
2023	122,550	6,066	128,616
2024	123,657	5,541	129,198
________________
Source: Petróleos Mexicanos and the subsidiary companies.
As of December 31, 2024, the Petroleum Workers’ Union represented 80% of the work force of Petróleos Mexicanos and the productive state-owned subsidiaries. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. Our relationship with our employees is regulated by the Ley Federal de Trabajo (which we refer to as the Federal Labor Law), a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union and the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Empresas Subsidiarias (Employment Regulation for White Collar Employees of PEMEX and Subsidiary Entities). The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union was officially established in 1938, we have not experienced labor strikes; we have experienced work stoppages for short periods of time, but none of these stoppages had a material adverse effect on our operations.
On July 30, 2024, Petróleos Mexicanos and the Petroleum Workers’ Union amended their collective bargaining agreement. The amendment became effective on August 1, 2024. The amended agreement provides for a 5.0% increase in wages and a 2.0% increase in benefits and will regulate their labor relations until July 31, 2025.
In accordance with the Federal Labor Law and collective bargaining agreement in effect as of December 31, 2024, Petróleos Mexicanos and the productive state-owned subsidiaries are under an obligation to pay seniority premiums to retiring employees and pensions to retired employees, as well as death benefits and pensions to certain survivors of retired employees. Retirees are entitled to receive increases in their pensions, of at least the increase in NCPI from August 2024 to July 2025 and up to a maximum of the increase granted to salaries, whenever salary increases are granted to current employees. We also provide health and medical benefits to employees, retired employees and their beneficiaries and, subject to our overall budgetary constraints, we provide an interest-rate subsidy on employees’ mortgage loans.

As of December 31, 2024, the Mexican Government local bonds (the "Government Bonds") consist of 5 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the Ministry of Finance and Public Credit with maturities between 2024 and 2026, at nominal value of Ps. 35,778,918. AThe resources from the Government Bonds will be exclusively transferred to the Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) for the obligation payment related to its pension and retirement plan obligation. For further information about Government Bonds, see Note 14-A to our consolidated financial statements included herein.
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
On November 5, 1997, the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue paying labor liabilities and pensions. Our contributions to the plan assets for our retirement benefits totaled Ps. Ps. 83,177 million in 2024 and Ps. 74,208 million in 2023. As of December 31, 2024 and 2023, the balance of the Pemex Labor Fund was Ps.111.4 million and Ps.145.3 million, respectively.
Item 7.    Major Shareholders and Related Party Transactions
Major Shareholders
Petróleos Mexicanos and its subsidiaries have no shareholders because they are public entities of the Mexican Government. The Mexican Government controls us and incorporates the consolidated annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its budget, which must be approved by the Chamber of Deputies each year. Any adjustment proposed by the Board of Directors of Petróleos Mexicanos to change our annual financial balance goal or increase the limit on our wage and salary expenditures budget or our financing program must be approved by the Chamber of Deputies. See “Item 4—Information on the Company—General Regulatory Framework” for more information about the Mexican Government’s authority with respect to our budget. Our operations in the oil and gas sector are also regulated by the Mexican Government and its ministries.
As of December 31, 2024, Mexican Government officials held five of the ten seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy was the Chairperson of the Board of Directors of Petróleos Mexicanos with the power to cast a tie-breaking vote. An additional five seats on the Board of Directors were held by independent members appointed by the President of Mexico and ratified by the Mexican Senate. As of December 31, 2024, the General Director of Petróleos Mexicanos was, and as of the date of this annual report continues to be, a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government.” Pursuant to the 2025 Petróleos Mexicanos Law, the number of seats on the Board of Directors of Petróleos Mexicanos has been reduced from ten to eight. As of the date of this annual report, Mexican Government officials hold five of eight seats on the Board of Directors of Petróleos Mexicanos, while the additional three seats are held by independent members appointed by the President of Mexico and ratified by a two-thirds majority in the Mexican Senate. For more information about recent changes to our corporate governance structure, see “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.”
Related Party Transactions
Directors and employees of Petróleos Mexicanos are subject to regulations addressing conflicts of interest, including the 2025 Petróleos Mexicanos Law, Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials) and the Anti-corruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies. Under these provisions, directors and employees of Petróleos Mexicanos are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”
The Board of Directors of Petróleos Mexicanos, including the independent members who are not public officials, are subject to the duties of loyalty and diligence. In accordance with the 2025 Petróleos Mexicanos Law, an independent member of the Board of Directors of Petróleos Mexicanos may be removed from his or her position for, among other causes: (1) utilizing for personal benefit or for the benefit of any third party the information made available to him or her in connection with the exercise of his or her duties as a board member; (2) disclosing such information in violation of applicable law; or (3) not recusing him or herself from discussion of and voting on matters in respect of which he or she has a conflict of interest. A member of the Board of Directors of Petróleos Mexicanos or of the board of directors of an existing subsidiary entity who acts in contravention of the 2025 Petróleos Mexicanos Law may be held liable for any damages that he or she caused to Petróleos Mexicanos or an existing subsidiary entity.

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities, respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2024 was Ps. 1.1 million. As of March 31, 2025, the aggregate amount of salary advances outstanding to our executive officers was Ps. 1.0 million. For further information about compensation of Directors and Officers, see Note 24 to our consolidated financial statements included herein.

Additionally, Ms. Emilia Esther Calleja Alor, one of the members of the Board of Directors of Petróleos Mexicanos, is also the Chief Executive Officer of CFE and due to the several purchase agreements that CFE has entered with our subsidiary, Pemex Industrial Transformation, we consider this a related party transaction. For further information about this related party transaction, see Note 24 to our consolidated financial statements included herein.
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
Governmental Investigations and Other Monitoring Activities
The Auditoría Superior de la Federación (Superior Audit Office of the Federation, or the “ASF”), pursuant to the 2025 Petróleos Mexicanos Law, has the authority to annually review Petróleos Mexicanos and its subsidiary entities. The ASF reports directly to the Mexican Congress and prepares reports of its observations based on its review. These reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may expose our officials, as public servants, to legal sanctions. However, in most instances, any observed issues are clarified and resolved.
The public officers of Petróleos Mexicanos and the subsidiary entities are subject to the General Law of Administrative Liabilities. The Liabilities Unit at Petróleos Mexicanos, which is part of the Secretaría Anticorrupción y Buen Gobierno (Ministry of Anti-Corruption and Good Governance, or “SABG”), is responsible for receiving complaints and investigating violations of the General Law of Administrative Liabilities, conducting investigations and administrative liability procedures, as well as imposing administrative penalties in accordance with applicable law.
We are subject to Mexican and international anti-corruption, anti-bribery, anti-money laundering and anti-terrorist financing laws. We maintain a corporate compliance program that includes policies and processes intended to comply with these laws, such as our internal control system. Our internal control system aims to prevent risks, anticipate any weaknesses arising from our operations or internal control over financial reporting and promote information exchange and communication. However, we are subject to the risk that our management, employees, contractors or any person doing business with us may (i) engage in fraudulent activity, corruption or bribery, (ii) circumvent or override our internal controls and procedures or (iii) misappropriate or manipulate our assets to our detriment. This risk is heightened by the fact that we have a large number of complex and significant contracts with local and foreign third parties. Although we have systems and internal policies in place for identifying, monitoring and mitigating these risks, such systems and policies have failed in the past and may not be effective in the future. Furthermore, we cannot ensure that these compliance policies and processes will prevent intentional or reckless or negligent acts committed by our management, employees, contractors or any person doing business with us. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.”
As a matter of policy, we cooperate with investigations by Mexican, U.S. and other government authorities from time to time. In addition, we periodically monitor our compliance with applicable laws and regulations to enhance our compliance program. Further, the SABG conducts administrative reviews and, in the past, it and other government entities have brought proceedings against our senior managers and employees for activities detrimental to our business. We are committed to collaborating with competent authorities to pursue and combat illicit activities and to protect our interests and reputation. We have a zero-tolerance policy regarding acts of bribery and corruption.
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
•Theft and illegal trade in fuels, which reduces our revenues by the amount that would have been generated from the sale of the stolen products and reduces our net income because the production cost of stolen product is included in our cost of sales. The increase in surveillance, as well as the actions taken against illegal trade in fuels, allowed us to protect 18.4 million liters of hydrocarbons in 2024.
•Tampering with the quality of the products we produce and transport, which negatively impacts consumers and our reputation.
During 2024, we experienced an increase in theft of and illegal trade in the fuels that we produce. We estimate that the average theft of fuel amounted to approximately 17.0 thousand barrels per day in 2024, a 10.4% increase as compared to 15.4 thousand barrels per day in 2023. For the years ended December 31, 2024 and 2023, losses resulting from fuel theft amounted to Ps.20,529.1 million and Ps.20,168.8 million, respectively.
Given the sophistication and breadth of illegal networks, in recent years we have implemented several initiatives to develop a sustainable operating model to safeguard our workers, facilities, assets and values. These initiatives have sought to:
•Coordinate with the Fuerzas Armadas de México (Mexican Armed Forces) and Guardia Nacional (National Guard) to conduct surveillance and patrolling of the pipeline transport systems, reducing damage to their integrity, locating clandestine taps, securing assets, and consequently preventing further harm to our infrastructure, the population and the environment.
•Strengthen coordination and collaboration between Petróleos Mexicanos and our subsidiary entities, as well as government authorities, which include, among others, the Fiscalía General de la República (Office of the Federal Attorney General), Procuraduría Federal del Consumidor (Federal Consumer’s Office), Servicio de Administración Tributaria (Tax Administration Service, or the “SAT”), state and municipal police, the Secretaría de Seguridad y Protección Ciudadana (Ministry of Security and Citizen Protection), the Ministry of Energy and the Ministry of Finance and Public Credit.

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

The Plan Conjunto de Atención a Instalaciones Estratégicas de Pemex (Joint Plan for Attention to Strategic Facilities of Pemex), implemented in January 2019, is aimed at preventing and decreasing the illicit fuel market and envisages government actions that are channeled through general and special crime prevention and, in turn, through the strategy to combat the illicit hydrocarbon market which is part of the National Public Security Strategy implemented in this Joint Plan. During 2024 and 2023, 11,774 and 14,890 clandestine takeovers were identified and disabled, respectively, representing a decrease of 21.0% in the location of clandestine takeovers.
The principal actions of this plan are:
•Strengthen the security of our pipelines, land transport and facilities by establishing collaboration agreements with the Mexican Armed Forces and the National Guard.

•Strengthen our Strategic Safeguard strategy through the implementation of four principal measures related to hydrocarbon theft, transport, storage and marketing, together with an ancillary measure focused on prosecution and enforcement.

•Increase monitoring and strategic safeguarding of our pipelines.

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
•Ensure the continuity and effectiveness of the operational deployment of personnel from the Strategic Safeguard Subdirectorate, the Mexican Armed Forces, and the National Guard to enhance troop deployment for the surveillance and patrolling of our reactivated pipeline transport systems.

•Evaluate 193 strategic facilities, six of which are classified as “AAA,” 31 as “AA” and 156 as “A.” This classification is based on the importance of the facility and its impact on the production chain, the environment and the population.

•Adjust deployments to reinforce the safeguarding of pipelines located in areas with the highest incidence of crime in terms of the illicit hydrocarbons market.
Our continued focus on the detection of illegal pipeline taps in 2024, together with the strict application of ground transportation protocols, enabled us to collect more information and develop more effective strategies to combat fuel theft, which in turn improved our ability to deploy ground patrol for the immediate identification and sealing of pipeline taps and avoid additional extraction of our hydrocarbon products.

Surveillance and patrolling activities led to a reduction in alerts generated by leak detection systems, decreasing from 16,075 alerts in 2023 to 12,414 alerts in 2024, a 22.7% decline. Nevertheless, all alerts in the pipeline transport systems were addressed, highlighting the dedication and commitment of the operational staff in maintaining a high level of performance.
Our policy is to inform the Liabilities Unit at Petróleos Mexicanos when we become aware of information related to the illicit market in fuels that involves our personnel. The Liabilities Unit has the authority to investigate, undertake administrative proceedings, impose penalties against employees or former employees in connection with this issue and file criminal complaints.

Civil Actions
In the ordinary course of our business, we are a party to a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. As of December 31, 2024 and 2023, we had accrued a reserve of Ps.13.2 billion and Ps.12.4 billion, respectively, for our contingent liabilities in connection with these lawsuits. Our material legal proceedings are described in Note 19 to our consolidated financial statements included in this report, and those descriptions are incorporated by reference under this Item 8.
Trade Dispute
On July 20, 2022, the United States of America and Canada each requested dispute settlement consultations with Mexico regarding Mexico’s energy and oil policies. Such consultations argue that certain actions taken by Mexico are inconsistent with its commitments under the USMCA, particularly, those aimed at opening Mexico's electricity and oil markets to foreign investors. On December 12, 2022, Mexico presented a working plan aimed at resolving the dispute settlement consultations amicably. The notice of dispute under the USMCA regarding the energy sector policies and regulations remains in effect and Mexico’s Ministry of Economy is leading and coordinating the management of the consultation process.
Dividends
Pursuant to the Petróleos Mexicanos Law, effective January 1, 2016, we and our subsidiary entities are subject to a dividend policy that requires us to pay a state dividend to the Mexican Government on an annual basis. In accordance with the Federal Revenue Law for the applicable year, we were not required to pay a state dividend in 2019 through 2024. Our Board of Directors must send in the month of July a report to the Ministry of Finance and Public Credit about our financial condition, plans and perspectives on investment and financing, among others. Based on the information provided, the Ministry of Finance and Public Credit determines if a state dividend will be paid and includes its determination in the following year's proposal of the Federal Revenue Law. We will not be required to pay a state dividend in 2025. For more information, see “Item 4—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX—Other Payments to the Mexican Government.”
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
The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Mexican Constitution, the 2025 Petróleos Mexicanos Law, Regulations to the Petróleos Mexicanos Law, the Hydrocarbons Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” In accordance with the 2025 Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos has the following committees: the Audit Committee, the Human Resources and Compensation Committee, the Strategy and Investment Committee, the Acquisitions, Leasing, Public Works and Services Committee, the External Businesses Committee and the Sustainability Committee. See “Item 6—Directors, Senior Management and Employees.”
Under the 2025 Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law, our directors are obligated to abstain from voting on a proposal, arrangement or contract in which they have a personal, family or business interest. Our directors do not have the power to vote compensation to themselves or any other member of the board. Except in the case of the independent board members, our directors do not receive compensation for their services as members of the boards of directors of Petróleos Mexicanos and the subsidiary entities. Under the 2025 Petróleos Mexicanos Law, our directors must perform their duties without obtaining or attempting to obtain any benefits greater than those granted by law. Therefore, our directors do not have borrowing powers exercisable by themselves. There is no requirement for early retirement for our directors.
Material Contracts
As of December 31, 2024 and 2023, we have entered into contracts with various contractors for Ps.73,388 million and Ps.91,466 million, respectively. These contracts are for the development of investment projects. See Note 25 to our consolidated financial statements included herein.
On January 27, 2009, we entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for our issuance from time to time of unsecured debt securities. On the same date, we entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Crédit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which we established a U.S.$7.0 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, our obligations under all notes issued under this program were jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. In December 2010, we appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. In each of December 2010 and January 2010, we increased the size of this program to U.S.$12.0 billion and U.S.$22.0 billion, respectively. We issued U.S.$3.5 billion of notes and bonds under this program in 2011. In 2012, we issued U.S.$5.3 billion of notes and bonds under this program. In 2013, we increased the size of this program to U.S.$32.0 billion and issued U.S.$6.9 billion of notes and bonds under it. In 2014, we increased the size of this program to U.S.$42.0 billion and issued U.S.$7.9 billion of notes and bonds under it. In 2017, we increased the size of this program to U.S.$92.0 billion and issued €4.3 billion, U.S.$5.0 billion and £450.0 million of notes and bonds under it. In 2018, we increased the size of this program to U.S.$102.0 billion and issued U.S.$6.0 billion, €3.15 billion and Swiss francs 365.0 million of notes and bonds under it. In 2019, we issued U.S.$14.8 billion of notes and bonds under this program. In 2020, we issued U.S.$6.5 billion of notes and bonds under this program. In 2021, we increased the size of this program to U.S.$125.0 billion. In 2023, we increased the size of this program to U.S.$130.0 billion and issued U.S.$2.0 billion of notes and bonds under it. See Note 15 to our consolidated financial statements included herein.

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
Subject to generally applicable limitations and conditions, Mexican interest withholding tax paid at the appropriate rate applicable to the United States Holder may be eligible for credit against such United States Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted in December 2021 by the Internal Revenue Service (“IRS”) and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a United States Holder. In the case of a United States Holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on interest will generally be treated as meeting the requirements and therefore as a creditable tax. In the case of all other United States Holders, the application of these requirements to the Mexican tax on interest is uncertain and we have not determined whether these requirements have been met. If the Mexican interest tax is not a creditable tax for a United States Holder or the United States Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the United States Holder may be able to deduct the Mexican tax in computing such United States Holder's taxable income for U.S. federal income tax purposes. Interest and Additional Amounts will constitute income from sources without the United States and, for United States Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a United States Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. United States Holders should consult their own tax advisors regarding the application of these rules to their particular situations.
Original Issue Discount. Where a Registered Security is issued at a discount from its principal amount, and the discount is equal to or more than de minimis OID (the “Original Issue Discount Notes”), United States Holders generally will be subject to the special tax accounting rules for obligations issued with OID under the Code and certain regulations promulgated thereunder (the “OID Regulations”). United States Holders should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for U.S. federal income tax purposes as it accrues, generally in advance of the receipt of cash attributable to that income.

In general, each United States Holder of Original Issue Discount Notes, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the “daily portions” of OID on the Original Issue Discount Note for all days during the taxable year that the United States Holder owns the Original Issue Discount Note. The daily portions of OID on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note; provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. In the case of an initial holder, the amount of OID on an Original Issue Discount Note allocable to each accrual period generally is determined by (a) multiplying the “adjusted issue price” (as defined below) of the Original Issue Discount Note at the beginning of the accrual period by the yield to maturity of such Original Issue Discount Note (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of qualified stated interest (as defined below) allocable to that accrual period. The yield to maturity of an Original Issue Discount Note is the discount rate that causes the present value of all payments on the Original Issue Discount Note as of its original issue date to equal the issue price of such Note. The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such Original Issue Discount Note in all prior accrual periods. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of a Note at a single fixed rate of interest or, subject to certain conditions, based on one or more interest indices. As a result of this “constant-yield” method of including OID in income, the amounts included in income by a United States Holder in respect of an Original Issue Discount Note generally are lesser in the early years and greater in the later years than the amounts that would be included on a straight-line basis. All payments on an Original Issue Discount Note (other than payments of qualified stated interest) will generally be viewed first as payments of previously-accrued OID (to the extent thereof), with payments attributed first to the earliest-accrued OID, and then as payments of principal.

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

A United States Holder that purchases an Original Issue Discount Note at a cost less than its remaining redemption amount (as defined below) generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if the United States Holder acquires an Original Issue Discount Note at a price greater than its adjusted issue price, such holder may reduce its periodic inclusions of OID income to reflect the premium paid over the adjusted issue price. The “remaining redemption amount” for an Original Issue Discount Note is the total of all future payments to be made on the Original Issue Discount Note other than payments of qualified stated interest.

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
Taxation of Dispositions. Upon the sale, exchange or retirement of a Registered Security, a United States Holder will generally recognize a gain or loss equal to the difference between the amount realized (less any amounts attributable to accrued and unpaid interest not previously included in gross income, which will be taxable as ordinary income) and the holder’s tax basis in such security. A United States Holder's basis in a Registered Security generally will equal the cost of the Registered Security to the United States Holder increased by any amounts includedin income by the holder as original issue discount and market discount and reduced by amortized premium and any payments on the Registered Security other than qualified stated interest. Except as discussed above with respect to market discount, gain or loss recognized by a United States Holder on the sale, redemption or other disposition of the Registered Securities generally will be long-term capital gain or loss if, at the time of disposition, the securities have been held for more than one year. Long-term capital gain realized by an individual United States Holder is generally taxed at lower rates than short-term capital gains or ordinary income. The deduction of capital losses is subject to limitations.
Where a Registered Security is issued at a discount from its principal amount, and the discount is less than the product of one-fourth of one percent (0.25 percent) of the principal amount of such Registered Security multiplied by the number of full years to maturity (“de minimis OID”), a United States Holder generally will include the de minimis OID in income as stated principal payments are made. The amount included in income with respect to each principal payment equals the product of the total amount of de minimis OID on the Registered Security and a fraction, the numerator of which is the amount of the principal payment made and the denominator is the stated principal amount of the Registered Security. Any amount of de minimis OID included in income by a United States Holder is treated as gain recognized on the retirement of the Registered Security.
Under the foreign tax credit requirements adopted by the IRS in regulations promulgated in December 2021, a United States Holder generally will not be entitled to a foreign tax credit for any Mexican tax imposed on the sale or other taxable disposition of the Registered Securities, except in the case of either (i) a United States Holder that is eligible for, and properly elects to claim, the benefits of the Tax Treaty or (ii) a United States Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules under temporary guidance, and complies with specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a United States Holder on the sale or other taxable disposition of the Registered Securities generally will be U.S. source gain or loss for U.S. foreign tax credit purposes (except to the extent that the United States Holder establishes the right to treat any gain as foreign source income under the Tax Treaty). Consequently, even if a Mexican tax qualifies as a creditable tax, a United States Holder who is not able to treat any gain (upon which the tax is imposed) as foreign source income under the Tax Treaty may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would generally reduce the amount realized on the sale or other taxable disposition of the Registered Securities even if the United States Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. United States Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other taxable disposition of the Registered Securities and any Mexican tax imposed on such sale or other taxable disposition.
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
Specified Foreign Financial Assets. Certain United States Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year, or U.S.$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Registered Securities) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Registered Securities, including the application of the rules to their particular circumstances.
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
The different types of DFIs that we trade are described below in the subsections corresponding to each risk type and as related to the applicable trading markets. See Note 17 to our consolidated financial statements included herein.
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
Our DFI portfolio is composed primarily of swaps, for which fair value, or Mark-to-Market (“MtM”), is estimated by projecting future cash flows and discounting them with the corresponding market discount factor.
For the projection of variable flows, the prices of future contracts of each of the references corresponding to these trades are used.
For currency and interest rate options, this is done through the Black and Scholes model, which uses as inputs the prices of the underlying futures, the reference prices agreed in the contracted instruments, the market risk-free rates and the implied volatilities of the instruments traded in the markets. In the case of crude oil options, the Levy Model for Asian options is used, which is based on the Black and Scholes Model, with the difference that this model weights the prices of the futures involved during the hedging period and contemplates a volatility adjustment, based on the terms of the corresponding futures.
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
Given that our hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, over time, asset flows are offset by liabilities flows. Therefore, and in addition to the fact that these hedges are established for accounting purposes as trading instruments, it is not considered necessary to measure the hedges’ effectiveness or to monitor them.
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
In addition, as of December 31, 2024, we have acquired committed revolving credit lines in order to mitigate liquidity risk, one of which provides access to Ps. 20,500 million with an expiration date in November 2025, and another that provides access to U.S. $3,508 million with an expiration date in November 2026. As of December 31, 2024, these credit lines are fully used. For more information, see Note 15 to our consolidated financial statements included herein.
During 2024 and 2023, we entered into FX Forwards MXN/ U.S.$ in order to preserve an adequate level of liquidity in U.S. dollars. As of December 31, 2024, none of these DFIs were outstanding.
Additionally, as a liquidity risk mitigation strategy, we entered into one prepaid swap MXN/U.S.$ with a notional amount of U.S.$ 4,000 million and expiration date in 2026. In addition, we entered into a discretionary synthetic recouponing which involved the restructuring of five UDI/MXN DFIs of which the original characteristics were not modified.
During 2023, as a liquidity risk mitigation strategy, we entered into two prepaid swaps MXN/U.S.$, the first one has a notional amount of U.S.$ 1,000 million and an expiration date in 2025, and the second one has a notional amount of U.S.$ 2,000 million and an expiration date in 2026. We entered into a discretionary synthetic recouponing, which involved the restructuring of five UDI/MXN DFIs and six EUR/U.S.$ DFIs.
Finally, the investment strategies of our portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.
Certain PMI Subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is our centralized treasury, which provides access to two syndicated credit facilities for up to U.S.$664 million and U.S. $1,500 million, respectively, and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI Subsidiaries have access to bilateral credit lines from financial institutions for up to U.S.$830 million.
These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring certain financial ratios as set forth in the policies approved by each company’s board of directors.
Changes in Exposure to Main Risks
Market Risk
(i)Interest Rate Risk
We are exposed to fluctuations in floating interest rate liabilities. We are exposed to U.S. dollar Secured Overnight Financing Rate (SOFR) and to Mexican peso Interbank Interest rate (TIIE). As of December 31, 2024, approximately 22.6% of our total net debt outstanding (including DFIs) consisted of floating rate debt.
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

Interest Rate Swaps
Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, we have entered into interest rate swaps and options. Through the swap agreements, we acquire the obligation to make payments based on a fixed or floating interest rate in exchange for receiving payments referenced to a floating or fixed interest rate according to what is assessed as convenient. On the other hand, under the option agreements, we acquire protection against possible raises in the floating interest rates of some of our liabilities.
During 2024, we entered into nine interest rate swaps for an accumulated notional amount of U.S.$900 million, through which the fixed coupons associated with a U.S.$1,988 million debt issue maturing in 2028 were converted into floating coupons referenced to SOFR floating interest rates, in order to reduce the financial cost.
As of December 31, 2024, we were a party to twelve interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S.1,022.5 million at a weighted average fixed interest rate of 4.99% and a weighted average term of 2 years, 9 months, 18 days years.
Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA can execute interest rate swap agreements denominated in U.S. dollars. During 2024, there were no ongoing interest DFI of PMI NASA.
IBOR reference rates transition
As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M” three months “3M”, six months “6M” and twelve months “12M”) or the EURIBOR in Euros, ceased being published and were replaced by alternative reference rates, based on risk-free rates obtained from market operations.
In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amount As of December 31, 2024 (in millions of each currency)
Debt	TIIE 28D MXN	173,349
	TIIE 91D MXN	6,744
DFI	TIIE 28D MXN	31,734
*Note: Notional amounts with maturity after December 31, 2024.
In this regard, the Mexican Central Bank announced that the 28-day TIIE will cease to be a reference for new contracts starting from January 1, 2025. However, it stated that it will continue to publish it as a reference for all instruments contracted prior to this date. Likewise, the 91-day TIIE and 182-day TIIE ceased to be references for new contracts starting from January 1, 2024. For the above, Petroleos Mexicanos will carry out the actions it deems pertinent and necessary to modify contracts referenced to TIIE rates in accordance with the modifications announced by Banco de Mexico.
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
Our expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that we acquire for resale in Mexico or use in our facilities are indexed to international U.S. dollar-denominated prices. By contrast, we determine the annual amount to be allocated to our capital expenditure and operating expenses as a fixed amount in pesos.
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
As of December 31, 2024, and 2023, we did not enter into any DFIs to mitigate the exchange rate risk, as no debt in currencies other than U.S. dollars or pesos was issued.
Nevertheless, during 2023, we carried out the partial restructuring of one and the whole restructure of another cross-currency swap, entering into three similar DFIs with better financial conditions for us. The main objective of these restructured swaps was to reduce the financing cost of our debt. These restructured swaps hedge the exchange rate risk of debt issued by €650 million, with maturity in 2025.
Additionally, during 2023 we accomplished the whole restructure of ten cross-currency capped swaps that had the purpose of hedging the exchange rate risk of debt issued by €1,250 million, with maturity in 2027. The restructuring consisted of entering into ten similar DFIs, with better conditions for us, with the main objective of reducing the financing cost of debt.
We recorded a total foreign exchange (loss) gain of Ps. (304,452.2) million, Ps. 238,079.0 million and Ps. 129,690.1 million, for the years ended December 31, 2024, 2023 and 2022, respectively. These amounts include the unrealized foreign exchange (loss) gain associated with debt of Ps. (261,416.7) million, Ps. 208,865.3 million and Ps. 121,255.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. Unrealized foreign exchange gains and losses do not impact our cash flows.
The depreciation of the peso during 2024 caused a total net foreign exchange loss because a significant portion of our debt, 88.13% (principal only) as of December 31, 2024 is denominated in a currency other than the Mexican peso. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect our ability to meet U.S. dollar-denominated financial obligations and improves our ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase our peso-denominated debt service costs on a U.S. dollar basis.

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
Commodity Derivatives
In 2017, the Board of Directors of Petróleos Mexicanos approved the establishment of our Programa Anual de Coberturas Petroleras (Annual Oil Hedging Program). Since then, we have implemented hedging strategies to protect our cash flows from falls in the Mexican crude oil basket price from the level that we assess as adequate, considering the cost-protection ratio.
During the second half of 2022 and the first quarter of 2023, we entered into the crude oil hedge for the fiscal year 2023, pursuant to which we hedged 320 thousand barrels per day on average for the period between January 2023 and December 2023, for U.S.$199.9 million.
During the second half of 2023 and the first semester of 2024, we entered into the crude oil hedge for the fiscal year 2024, pursuant to which we hedged 168 thousand barrels per day on average for the period between December 2023 and December 2024, for U.S.$118.5 million.
During the second half of 2024, the implementation of the crude oil hedge for the fiscal year 2025 began, pursuant to which, as of December 31, 2024, we have hedged 185 thousand barrels per day on average, for the period between January 2025 and December 2025, for U.S.$92.4 million.
Additionally, our cash flows are exposed to crack spread movements as these determine the refining margin.
During the first semester of 2024, we implemented a hedging strategy to partially protect our cash flows exposed to diesel crack spread against drops below the level established in the Federal Revenue Law for the fiscal year 2024. This is a zero-cost hedging strategy, carried out through swaps which hedged 240,000 barrels for the period between March 2024 and May 2024.

Additionally, during the first semester of 2024 we implemented a hedging strategy to partially protect our cash flows exposed to gasoline crack spread against drops below the level established in the Federal Revenue Law for the fiscal year 2024. This is a zero-cost hedging strategy, carried out through swaps which hedged 1,980,000 barrels for the period between May 2024 and July 2024.
In addition to supplying natural gas, Pemex Industrial Transformation can offer DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices.
Since 2017, when this service is offered, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to our customers in order to mitigate the market risk it would bear under such offered DFIs. Petróleos Mexicanos then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to financial counterparties by entering into these opposite position DFIs with such parties. As of December 31, 2024, there were no DFIs since all the DFIs of its portfolios expired in 2019. In case of entering into new trades, Pemex Industrial Transformation DFI portfolios have VaR and Capital at Risk (CaR) limits in order to limit market risk exposure.
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
Moreover, we have entered into various long-term cross-currency swap agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure to our counterparties to a specific threshold amount, as well as the counterparties’ exposure to us. The specified thresholds were not reached in any DFI during 2024 and no new DFIs were entered into with this clause.
Nevertheless, during 2023, the specified thresholds were reached in one cross-currency swap which was used to hedge the exchange rate exposure to euro. This resulted in the cash settlement of such swap and the resetting of swap terms to return their MtM value to zero. Additionally, as part of the synthetic recouponing realized in 2023, a recouponing clause was incorporated into two cross currency capped swaps.
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
As of December 31, 2024 Pemex Industrial Transformation had no DFIs since all the DFIs of its portfolios expired in 2019. As such, once the total settlement of the operations was carried out, the exempt credit lines expired, and the guarantees deposited by the clients were returned in full.
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
As of December 31, 2024, and 2023 (includes the amount of the embedded derivative), the net fair value of our DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in our consolidated statement of financial position, was Ps. (99,768.5) million and Ps. (26,568.6) million, respectively. As of December 31, 2024, and 2023, we did not have any DFIs designated as hedges for accounting purposes. See Note 17 to our consolidated financial statements included herein.
All of our DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in our consolidated statement of comprehensive income.
For the years ended December 31, 2024, 2023 and 2022, we recognized a net (loss) gain of Ps. (27,594.2) million, Ps. 672.2 million, and Ps. (22,863.0) million respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes. As of December 31, 2023, we recognized a gain that includes income from the embedded derivative, while the loss as of December 31, 2024, reflects the impact of its cancellation.
Embedded derivatives
In accordance with established accounting policies, we have analyzed the different non-financial contracts that we have entered into and have determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2024, and 2023, we did not recognize any embedded derivatives (foreign currency or index) in non-financial contracts.

As of December 31, 2023, we recognized a favorable implicit forward for Ps. 194.2 million contained in an FX Single Cross Currency Swap contract, which expired in February 2024. As of December 31, 2024, we did not recognize effects from embedded derivatives in financial contracts.
QUANTITATIVE DISCLOSURE
Fair Value
The following tables show our cash flow maturities, as well as the fair value of our debt and DFI portfolios as of December 31, 2024. It should be noted that:
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
Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2024(1) (2) (3)

	Year of expected maturity date
	2025		2026		2027		2028		2029		2030 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	35,260,336	Ps.	86,518,874	Ps.	121,204,555	Ps.	63,114,264	Ps.	47,437,960	Ps.	876,979,622	Ps.	1,230,515,611	Ps.	1,101,026,216
Average interest rate (%)													6.90%
Fixed rate (Japanese yen)	—		10,306,353		—		—		—		—		10,306,353		9,770,917
Average interest rate (%)													0.54%
Fixed rate (pound sterling)	11,412,443		—		—		—		—		—		11,412,443		11,040,295
Average interest rate (%)													3.75%
Fixed rate (pesos)	—		31,318,419		—		—		—		—		31,318,419		28,727,389
Average interest rate (%)													7.47%
Fixed rate (UDIs)	—		26,089,817		—		6,016,293		—		9,486,252		41,592,362		35,817,620
Average interest rate (%)													4.10%
Fixed rate (euros)	34,619,628		20,976,799		26,180,338		26,136,531		26,137,924		2,040,586		136,091,806		134,270,515
Average interest rate (%)													4.24%
Fixed rate (Swiss francs)	—		—		—		—		—		—		—		—
Average interest rate (%)													—
Total fixed rate debt	Ps.	81,292,407	Ps.	175,210,262	Ps.	147,384,893	Ps.	95,267,088	Ps.	73,575,884	Ps.	888,506,460	Ps.	1,461,236,994	Ps.	1,320,652,952
Variable rate (U.S. dollars)	200,188,707		70,666,768		2,599,593		2,445,609		1,771,017		2,193,567		279,865,261		222,992,037
Variable rate (euros)	—		—		—		—		—		—		—		—
Variable rate (pesos)	105,010,909		74,273,092		3,149,795		15,531,404		978,306		—		198,943,506		201,836,083
Total variable rate debt	Ps.	305,199,616	Ps.	144,939,860	Ps.	5,749,388	Ps.	17,977,013	Ps.	2,749,323	Ps.	2,193,567	Ps.	478,808,767	Ps.	424,828,120
Total debt	Ps.	386,492,023	Ps.	320,150,122	Ps.	153,134,281	Ps.	113,244,101	Ps.	76,325,207	Ps.	890,700,027	Ps.	1,940,045,761	Ps.	1,745,481,072

Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2024, of Ps. 20.2683 = U.S. $1.00; Ps. 0.1289 = 1.00 Japanese yen; Ps. 25.3860 = 1.00 pound sterling; Ps. 8.340909 = 1.00 UDI; and Ps. 20.9868 = 1.00 euro.
(2)The amounts shown do not include accrued interest.
(3)Amounts in thousands of Mexican pesos.
Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2024(1)(2)(5)

	Year of expected maturity date
	2025		2026		2027		2028		2029		2030 Thereafter		Total Carrying Value		Fair Value (3)
Hedging Instruments
Interest Rate DFI (2)(4)
Interest Rate Swaps (U.S. dollars)
Variable to fixed	Ps.	2,482,867	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,482,867	Ps.	46,223
Average pay rate	2.31%		—%		—%		—%		—%		—%		n.a.		n.a.
Average receive rate	5.23%		—%		—%		—%		—%		—%		n.a.		n.a.
Fixed to variable	—		—		—		18,241,470		—		—		18,241,470		(77,608)
Average pay rate	—%		—%		—%		5.36%		—%		—%		n.a.		n.a.
Average receive rate	—%		—%		—%		5.35%		—%		—%		n.a.		n.a.
Interest Rate Options
Buy Cap, Sell Floor on floating in U.S. dollar SOFR 1M	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Currency DFI
Cross-currency swaps
Receive euros/Pay U.S. dollars	Ps.	39,365,746	Ps.	22,194,423	Ps.	27,221,847	Ps.	27,055,647	Ps.	29,823,494	Ps.	2,243,498	Ps.	147,904,655	Ps.	(9,396,306)
Receive Japanese yen/Pay U.S. dollars	—		—		—		—		—		—		—		—
Receive pounds sterling/Pay U.S. dollars	11,991,942		—		—		—		—		—		11,991,942		(708,227)
Receive UDI/Pay pesos	3,063,181		17,076,001		—		4,749,625		—		6,844,866		31,733,673		5,491,946
Receive Swiss francs/Pay U.S. dollars	—		—		—		—		—		—		—		—
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	—		10,314,656		—		—		—		—		10,314,656		(2,612,530)
Buy Call, Sell Call and Sell Put on euros	15,214,703		—		—		26,232,247		—		—		41,446,950		(4,953,719)
Sell Call on pounds sterling	11,415,512		—		—		—		—		—		11,415,512		—
Sell Call on Swiss francs	—		—		—		—		—		—		—		—
Sell Call on Euros	13,640,769		15,739,348		26,232,247		—		26,232,247		2,098,580		83,943,191		(142,993)
FX Forwards
Receive U.S. dollars and pesos / Pay U.S. dollars and pesos	Ps.	61,490,994	Ps.	48,902,516	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	110,393,510	Ps.	(87,155,413)
n.a. = not applicable.
Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2024, of Ps. 20.2683 = U.S. $1.00; Ps. 0.1289 = 1.00 Japanese yen; Ps. 25.3860 = 1.00 pound sterling; Ps. 8.340909 = 1.00 UDI; and Ps. 20.9868 = 1.00 euro.
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

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments (Petroleum Products) Held or Issued for Purposes Other than Trading as of December 31, 2024(1) (2)

	Year of maturity
	2025	2026	2027	2028	2029	2030 Thereafter	Total Volume	Fair Value (2)
	(in millions of barrels)							(in thousands of nominal pesos)
Hedging Instruments
Exchange-traded futures(3) (5)	(0.03)	—	—	—	—	—	(0.03)	(6,128)
Exchange-traded swaps(4) (5)	(0.89)	—	—	—	—	—	(0.89)	(15,006)
______________
Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using the exchange rate at December 31, 2024, of: Ps. 20.2683 = U.S. $1.00.
(2)Positive fair value numbers mean favorable amounts for PMI Trading.
(3)Net position.
(4)Swaps registered in CME ClearPort are included in these figures.
(5)The balance of these instruments is presented as part of cash and cash equivalents as they are considered fully liquid.
Sensitivity Analysis
We have entered into DFIs to mitigate the market risk for specific flows or predetermined volumes associated with our operations. Our DFIs have the same characteristics (e.g., underlying assets, payment dates, amounts or volumes) as the hedged position, but with the opposite exposure to the market risk factors. As a result of these mitigation strategies, we have a minor sensitivity to the hedged market risk factors. See Note 17 from our consolidated financial statements included herein.
Given that our hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, over time, asset flows are offset by liabilities flows. Therefore, and in addition to the fact that these hedges are established for accounting purposes as trading instruments, it is not considered necessary to measure the hedges’ effectiveness or to monitor them.
The natural gas DFIs that Pemex Industrial Transformation has offered to its domestic customers have been reported as transactions with trading purposes. However, such operations were fully compensated by the operations entered into with financial counterparties, maintaining a negligible or even null exposure to market risk (due to this back-to-back mechanism). As of December 31, 2024, Pemex Industrial Transformation did not have any DFI to report, since all the DFIs of our portfolios expired in 2019. As such, it is not necessary to conduct either a sensitivity analysis or to measure or monitor the hedge effectiveness.
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
PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.    Controls and Procedures
(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General (Chief Executive Officer or CEO) and our Director Corporativo de Finanzas (Chief Financial Officer or CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on our evaluation, and due to the material weakness in internal control over financial reporting as described below, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2024 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

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

Our management, with participation of the CEO and CFO, under the oversight of our Board of Directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, using the framework in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weakness in internal control over financial reporting described below.

Our management concluded that, as of December 31, 2024 and 2023, there was a material weakness in our internal control over financial reporting related to our authorization process for manual journal entries in our financial recording systems, including SAP. Specifically, our control environment was not designed with the appropriate precision to segregate duties related to creating and recording manual journal entries in our financial recording systems for the years ended December 31, 2024, and 2023.

As of the date of this annual report, we have not identified any errors or misstatements resulting from the control deficiencies described above. The configuration of our billing and payment system does not allow the execution of processes originating from manual journal entries, and we carry out reconciliation processes for the main processes involving manual journal entries. However, there is a risk that some manual journal entries have not been subjected to the approval or review process that all other records undergo, and the financial information in our system could be inaccurate. Ultimately, such control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements for the years ended December 31, 2024, and 2023, would not be prevented or detected on a timely basis.

In response to the material weakness described above, we analyzed work performed on accounting records and prepared a remediation plan that includes the following activities:

1.Preparing the inventory of operations recorded through manual journal entries.
2.Conducting a risk analysis for the inventory of operations recorded through manual journal entries.
3.Designing and implementing internal controls over all manual journal entries recorded in our transactional systems, ensuring appropriate segregation of duties between the individuals responsible for preparation, review and approval.
4.Developing a diagnosis to automate the process of supervising and authorizing manual journal entries (“Park and Post”) and assessing an internal request to our IT department for the design, configuration and implementation of the corresponding functionality in the transactional systems.
5.In the case of the subsidiary companies, the accounting systems currently in use will be identified. If SAP is used, the aforementioned methodology will be applied to identify manual journal entries. For subsidiaries operating with a different system, the corresponding inventory will be requested and subsequently reviewed by the Institutional Internal Control Unit through walkthrough procedures and confirmations carried out by the Central Accounting Management team.

As of the date of this annual report, we have implemented a methodology as a remedial action to identify the inventory of manual journal entries in Petróleos Mexicanos and its subsidiary companies. This methodology involved a review of all accounting records for the 2024 fiscal year based on the analysis of user, document type and transaction code. To carry out this process, the accounting records database for fiscal year 2024 was extracted from SAP and the inventory of manual journal entries, the users responsible for such entries and the corresponding assignment areas requiring internal control evaluation were identified.
We believe that we have made progress in addressing this material weakness in financial reporting, despite the complexity involved due to the large volume of accounting records required to identify the inventory of manual journal entries. However, as of December 31, 2024, this material weakness had not yet been remediated. We continue to take actions to fully address it during 2025.

(c) Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.    Audit Committee Financial Experts
Mr. Juan José Paullada Figueroa and Mr. José Eduardo Beltrán Hernández, members of the Audit Committee of Petróleos Mexicanos as of December 31, 2024, qualify as “audit committee financial experts” within the meaning of this Item 16A, and are independent, as defined in Rule 10A-3 under the Exchange Act. For the Audit Committee that assumed its functions pursuant to the 2025 Petróleos Mexicanos Law, Mr. Juan José Paullada Figueroa qualifies as an “audit committee financial expert.”
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

Our Code of Ethics applies to the members of the Board of Directors of Petróleos Mexicanos and the subsidiary entities and all our employees, including our General Director (Chief Executive Officer), Chief Financial Officer, Chief Accounting Officer and all other employees performing similar functions, as well as other individuals and companies whose actions may affect our reputation. The Code of Ethics is a key component of our ethics and integrity program, aimed at eradicating corruption. The Code of Ethics comprises the principles and values that govern the actions of officers and personnel in an environment of respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality, integrity, inclusivity and human rights, among others, that we expect will help us achieve our goals and which should be reflected in the daily behavior of our employees.
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
On September 11, 2017, the Anti-corruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies and the Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity Matters became effective. These Policies and Guidelines were updated and published in the Official Gazette of the Federation on May 17, 2023. The purpose of these regulations is to take action to prevent acts of corruption, as well as provide means for executives and employees to identify, manage, mitigate and confront our own risks as well as third-party risks that may affect the attainment of our objectives with respect to corruption, corporate integrity or our involvement in illicit acts of any kind.
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
Item 16C.    Principal Accountant Fees and Services
On its meetings held on June 21, 2022 and June 24, 2022, the Board of Directors of Petróleos Mexicanos appointed KPMG Cárdenas Dosal, S.C. as external auditor of Petróleos Mexicanos, its productive state-owned subsidiaries and subsidiary companies for the fiscal years 2023 and 2024 based on the proposal of the Audit Committee. On its meeting held on November 29, 2023, the Board of Directors of Petróleos Mexicanos appointed KPMG Cárdenas Dosal, S.C. as external auditor of Petróleos Mexicanos, its productive state-owned subsidiaries and subsidiary companies for the fiscal year 2024 based on the proposal of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

Audit and Non-Audit Fees
The following table sets forth the aggregate fees paid by us and billed to us for the fiscal years 2024 and 2023 by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm for the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2024		2023
	(in thousands of nominal pesos)
Audit fees	Ps.	202,259	Ps.	138,488
Audit-related fees	29,165		21,191
Tax Fees	925		1,165
All Other Fees	2,817		15,600
Total fees	Ps.	235,166	Ps.	176,444

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

All other fees in the table above are the aggregate fees billed by KPMG Cárdenas Dosal, S.C., in each case for assistance provided in connection with the language translation of the Sustainability Plan of Petróleos Mexicanos in 2024 and internal investigations in 2023.

Total fees generated from PEMEX do not create a fee dependency to KPMG Cárdenas Dosal, S.C., as described by the Code of the International Ethics Standards Board for Accountants®.
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

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.
Item 16J.    Insider Trading Policies

We have adopted insider trading policies and procedures pursuant to Articles 30 and 97 of the 2025 Petróleos Mexicanos Law, which governs the purchase, sale, and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable insider trading laws and regulations. Additionally, we have a Code of Ethics and a Code of Conduct which, among other rules, provide general guidelines on insider trading practices. For further information on our insider trading policy, please refer to Exhibit 1.1 to this annual report. For more information regarding our Code of Ethics and our Code of Conduct, see “Item 4—Information on the Company—General Regulatory Framework” and “Item 16B—Code of Ethics.”
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
•preparation of technical analyses and policies regarding cybersecurity;
•a security team principally responsible for designing, managing, monitoring and improving our cybersecurity risk assessment processes, architecture, security controls and responses to cybersecurity incidents;
•cybersecurity training for our employees, incident response personnel and senior management; and
•our Centro de Respuesta a Incidentes de Ciberseguridad (Cybersecurity Incident Response Center), which is responsible for cybersecurity incident prevention, monitoring, identification, containment, eradication and recovery and improvement efforts, including prevention and reporting of cyber fraud and extortion.

Our cybersecurity processes are integrated into our overall risk management system. We utilize our comprehensive Marco de Administración de Riesgos Empresariales (Enterprise Risk Management Framework, or “MARE”) for assessing, identifying and managing material risks, including risks relating to cybersecurity threats or breaches, business disruption, financial reporting, industrial systems, intellectual property theft, fraud, extortion, employee or customer harm, system hacking, malware, cyberterrorism, misuse of information technology assets, internal control failures, information leakage, litigation, and legal risk and reputational risks.

We engage third parties in connection with our cybersecurity processes. This includes working with external experts to validate and test our security architecture, identify vulnerabilities, train our personnel and address emerging threats. Our Cybersecurity Incident Response Center also collaborates with other specialized cybersecurity centers in Mexico, such as the Centro de Respuesta a Incidentes Cibernéticos managed by the National Guard, and receives information from reliable international sources to coordinate responses to cybersecurity events and incidents with specialized entities.

In an effort to mitigate risk factors associated with our third-party service providers, we routinely include confidentiality clauses, intellectual property protection and personal data protection clauses in our contracts, conduct due diligence of third parties, including evaluations of their information security strategies, policies and controls, and require operational technology service providers to comply with applicable cybersecurity standards and controls.

On November 10, 2019, we detected a ransomware cyber-attack that targeted certain computer software applications. Although the cyber-attack did not interrupt the operational continuity of our business, we implemented remedial measures in accordance with our protocols that were intended to contain the extent of the attack and preserve the integrity of our proprietary information. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are exposed to cybersecurity incidents, failures and attacks that could materially adversely affect our business, results of operations and financial condition” for more information.

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

Our Audit Committee and our Board of Directors receive monthly and annual reports on information technology issues from our Unidad de Control Interno Institucional (Institutional Internal Control Unit) and our Office of Internal Audit. When applicable, these reports summarize our cybersecurity activity and incidents and include observations and recommendations to improve our procedural and operational management. Additionally, our Deputy Director of Information Technologies, who monitors the daily status of cybersecurity at Petróleos Mexicanos, reports periodically to the Corporate Director of Administration and Services.

Management

The cybersecurity risk management processes described above are implemented through our Information Technology Sub-directorate and our Information Security Office. Alongside the Risk Committee of our General Directorate, they are responsible for implementing initiatives to strengthen cybersecurity management processes, issuing internal policies and regulations regarding cybersecurity, identity management, user access controls and the protection of sensitive digital information. It also considers solutions, tools and services contracted through specialized suppliers.

Our Information Technology Sub-directorate is composed of the Deputy Director, coordinators and managers. The Deputy Director has serves on the Boards of Directors of Pemex Logistics and PMI NASA, and acts as our representative in the Mexican Government’s Comisión Intersecretarial de Tecnologías de la Información y Comunicación, y de la Seguridad de la Información (Intersecretariat Commission for Information, Communication Technologies and Information Security). The coordinators supervise the managers to ensure their functions are carried out in accordance with our cybersecurity strategy. The managers collaborate with specialists in the different technological domains to operate cybersecurity controls in accordance with our cybersecurity strategy.

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
PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements

Our audited consolidated financial statements are included in this annual report beginning on page F-1.
Item 19.    Exhibits
Documents filed as exhibits to this Form 20-F:

1.1	Ley de la Empresa Pública del Estado, Petróleos Mexicanos (Petróleos Mexicanos Law), effective March 19, 2025 (English translation).

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

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350.

15.1	Consent letters of GLJ Ltd.

15.2	Reports on Reserves Data by GLJ Ltd., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2024.

15.3	Consent letter of DeGolyer and MacNaughton.

15.4	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2025.

15.5	Consent letters of Ryder Scott Company L.P.

15.6	Reports on Reserves Data by Ryder Scott Company L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2024.

17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

200	Hyperlink test
___________
(P)Filed via paper.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Juan Carlos Carpio Fragoso
Name: Juan Carlos Carpio Fragoso
Title: Chief Financial Officer
Corporate Director of Finance
Date: April 29, 2025

Report of Independent Registered Public
Accounting Firm

To the Board of Directors of
Petróleos Mexicanos:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Petróleos Mexicanos, Productive State‐Owned Subsidiaries and Subsidiary Companies (PEMEX) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity (deficit), and cash flows for each of the years in the three‑year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of PEMEX as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that PEMEX will continue as a going concern. As discussed in Note 21 F to the consolidated financial statements, PEMEX has suffered recurring losses from operations and has a net equity deficiency. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 21 F. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Impairment of certain exploration and production and industrial transformation cash generating units. (000’s mxp)

As discussed in notes 3 H and 12 to the consolidated financial statements, PEMEX recognized a net impairment expense of $54,022,518 in certain of the exploration and production and industrial transformation (“upstream”) cash generating units (CGUs) for the year ended December 31, 2024. At the end of each reporting period PEMEX assesses each of its CGUs for indicators of impairment and also assesses whether there is an indication that previously recognized impairment losses, except those related to goodwill, have reversed. When there is an indication of impairment and the carrying amount of a CGU exceeds its recoverable amount, PEMEX records an impairment charge in profit or loss. Impairment losses are reversed in subsequent periods if there is an indication that the impairment loss no longer exists or may have decreased and there has been an increase in the recoverable amount since the recognition of the impairment expense. The recoverable amount of a CGU is defined as the higher of its fair value minus the cost of disposal, and its value in use. The value in use is the present value of the estimated future net cash flows expected to arise from the continuing use of a CGU and from its disposal at the end of its useful life; discounted by applying a pre-tax discount rate. For the upstream CGUs, the recoverable amount was determined as the value in use and required the use of a number of assumptions, including the forecasted production of oil and gas proved and probable reserves, estimate of future operating and development costs for the exploration and production CGUs and the discount rate for all upstream CGUs.

We identified the assessment of certain assumptions used to determine the recoverable amount of the upstream CGUs as a critical audit matter. The estimation of the recoverable amount of these CGUs requires the use of subjective, significant assumptions in relation to the forecasted production of oil and gas proved and probable reserves, the future operating and development costs for the exploration and production CGUs and the discount rate for both the exploration and production and the industrial transformation CGUs. It required a high degree of subjective auditor judgment to evaluate these significant, judgmental assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the impairment assessment process, including controls related to the forecasted production of oil and gas proved and probable reserves, estimate of future operating and

(Continued)

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

As discussed in notes 3 E iii and 12 to the consolidated financial statements, PEMEX reported depreciation and amortization expenses related to producing oil and gas properties of $146,850,208 for the year ended December 31, 2024. PEMEX calculates depreciation and amortization expenses related to producing oil and gas properties using the unit of production method. Under this method, the capitalized costs of producing oil and gas properties, along with support equipment and facilities, are depreciated or amortized to profit or loss in proportion to the production of the proved oil and gas reserves. On an annual basis PEMEX’s internal petroleum reservoir engineers use geological and engineering data as well as commercial and market information and estimates of development and production costs to estimate the proved oil and gas reserves. PEMEX engages external petroleum reservoir engineering specialists to evaluate these estimates.

We identified the impact of estimated proved oil and gas reserves on the depreciation and amortization expenses related to producing oil and gas properties as a critical audit matter. Complex auditor judgement was required to evaluate PEMEX’s estimate of proved oil and gas reserves, which is the most significant judgmental input to the depreciation and amortization expenses calculation. The process for evaluating the proved oil and gas reserves is complex, involves a number of subjective assumptions and requires specialized skills and knowledge.

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

We have served as PEMEX’s auditor since 2018.
Mexico City, México April 28, 2025

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Consolidated statements of financial position
As of December 31, 2024 and 2023
(Figures stated in thousands, except as noted)

Assets	Note	2024	2024		2023
		(Unaudited; U.S. dollars)
Current assets:
Cash and cash equivalents	8,9	$4,383,289	Ps.	88,841,826	68,747,376
Customers, net	7,8,10-A	6,252,778	126,733,175		111,394,431
Other financing receivables	7,8,10-B	1,595,148	32,330,944		40,887,127
Other non-financing receivables	7,8,10-B	3,677,314	74,532,913		163,079,678
Inventories	11	4,369,878	88,569,989		112,035,992
Government Bonds	14-A	727,246	14,740,032		28,637,314
Derivative financial instruments	8,17	454,106	9,203,958		9,926,384
Other current assets	8	227,048	4,601,883		3,832,444
Total current assets	6	21,686,807	439,554,720		538,540,746
Non-current assets:
Investments in associates	8	132,865	2,692,938		1,854,803
Wells, pipelines, properties, plant and equipment, net	12	81,434,196	1,650,532,712		1,482,322,166
Rights of use assets	16	2,070,452	41,964,533		43,203,180
Long-term notes receivable, net of current portion	8	50,413	1,021,778		1,179,706
Government Bonds	14-A	1,042,777	21,135,321		35,495,104
Deferred income taxes and duties	20	347,021	7,033,529		169,914,720
Intangible assets, net	13	843,104	17,088,277		20,350,819
Other assets	14-B	1,368,086	27,728,775		10,614,092
Total non-current assets	6	87,288,914	1,769,197,863		1,764,934,590
Total assets		$108,975,721	Ps.	2,208,752,583	2,303,475,336
The accompanying notes are an integral part of these consolidated financial statements.

Liabilities	Note	2024	2024		2023
		(Unaudited; U.S. dollars)
Short-term debt and current portion of long-term debt	8,15	$20,979,486	Ps.	425,218,517	477,221,594
Short-term leases	8,16	425,709	8,628,404		8,003,743
Suppliers	8	24,964,569	505,989,382		368,345,849
Income taxes and duties payable	20	4,240,187	85,941,389		150,004,749
Accounts and accrued expenses payable	8,17	3,590,495	72,773,222		83,646,764
Derivative financial instruments	8,17	5,376,498	108,972,467		36,494,962
Total current liabilities	6	59,576,944	1,207,523,381		1,123,717,661
Long-term liabilities:
Long-term debt, net of current portion	8,15	76,649,435	1,553,553,738		1,317,248,763
Long-term leases, net of current portion	8,16	1,884,562	38,196,862		33,844,590
Employee benefits	18	60,813,679	1,232,589,895		1,372,459,213
Provisions for sundry creditors	19	6,800,549	137,835,561		83,310,554
Other liabilities		872,914	17,692,458		13,075,178
Deferred income taxes	20	253,422	5,136,424		12,798,187
Total long-term liabilities	6	147,274,561	2,985,004,938		2,832,736,485
Total liabilities		$206,851,505	Ps.	4,192,528,319	3,956,454,146
Equity (deficit)	6,21
Controlling interest:
Certificates of Contribution “A”		66,740,499	1,352,716,466		1,196,207,416
Mexican Government contributions		3,292,363	66,730,591		66,730,591
Legal reserve		49,443	1,002,130		1,002,130
Accumulated other comprehensive result		14,108,466	285,954,621		(7,313,005)
Accumulated deficit:
From prior years		(143,548,759)	(2,909,489,303)		(2,917,596,017)
Net (loss) income for the year		(38,504,258)	(780,415,854)		8,106,714
Total controlling interest		(97,862,246)	(1,983,501,349)		(1,652,862,171)
Total non-controlling interest		(13,538)	(274,387)		(116,639)
Total equity (deficit)		(97,875,784)	(1,983,775,736)		(1,652,978,810)
Total liabilities and equity (deficit)		$108,975,721	Ps.	2,208,752,583	2,303,475,336
The accompanying notes are an integral part of these consolidated financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Consolidated statements of comprehensive income
For the years ended December 31, 2024, 2023 and 2022
(Figures stated in thousands, except as noted)

	Note	2024	2024		2023	2022
		(Unaudited; U.S. dollars)
Net revenues
Domestic	6,7	$48,235,503	Ps.	977,651,655	948,666,739	1,192,714,214
Incentive for automotive fuels	7-E	—	—		23,421	111,863,956
Export	6,7	34,135,348	691,865,472		767,551,517	1,073,424,789
Services income	6,7	155,700	3,155,779		3,695,941	5,385,350
Total revenues		82,526,551	1,672,672,906		1,719,937,618	2,383,388,309
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,12-F	(2,638,484)	(53,477,580)		(28,797,518)	(83,538,021)
Cost of sales	6,22	70,823,073	1,435,463,287		1,380,673,789	1,698,563,022
Gross income	6	9,064,994	183,732,039		310,466,311	601,287,266
Distribution, transportation and sale expenses	6,22	398,644	8,079,834		12,678,909	14,270,032
Administrative expenses	6,22	8,841,697	179,206,176		170,116,531	153,879,066
Impairment losses on trade receivables	6, 10	(761,710)	(15,438,558)		(3,113,324)	(2,035,004)
Other revenues	6,23-A	915,124	18,548,009		15,635,955	39,941,073
Other expenses	6,23-B	766,979	15,545,352		17,242,136	25,585,553
Operating (loss) income	6	(788,912)	(15,989,872)		122,951,366	445,458,684
Financing income (1)	6	773,123	15,669,883		18,210,377	27,227,965
Financing cost (2)	6	7,839,925	158,901,950		152,171,381	159,683,880
Derivative financial instruments (cost) income, net	6,17	(1,361,448)	(27,594,230)		672,226	(22,862,951)
Foreign exchange (loss) income, net	6,17	(15,021,104)	(304,452,236)		238,079,042	129,690,090
Sum of financing income, financing cost, derivative financial instruments income (cost), net and foreign exchange (loss) income, net		(23,449,354)	(475,278,533)		104,790,264	(25,628,776)
Profit sharing in associates	6	47,446	961,649		409,315	349,401

(Loss) income before duties, taxes and other		(24,190,820)	(490,306,756)		228,150,945	420,179,309
Profit sharing duty, net	20	6,290,563	127,499,009		214,075,924	391,420,083
Income tax expense (benefit)	20	8,031,369	162,782,189		5,923,357	(71,239,244)
Total duties, taxes and other	6	14,321,932	290,281,198		219,999,281	320,180,839
Net (loss) income	6	$(38,512,752)	Ps.	(780,587,954)	8,151,664	99,998,470
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		4,445,685	90,106,487		(53,992,236)	(33,510,936)
Items that will not be reclassified:
Actuarial gains (losses) - employee benefits, net of taxes		10,024,299	203,175,491		(4,931,136)	123,384,307
Total other comprehensive results		14,469,984	293,281,978		(58,923,372)	89,873,371
Total comprehensive (loss) income		$(24,042,768)	Ps.	(487,305,976)	(50,771,708)	189,871,841
Net (loss) income attributable to:
Controlling interest		(38,504,258)	(780,415,854)		8,106,714	100,412,051
Non-controlling interest		(8,494)	(172,100)		44,950	(413,581)
Net (loss) income		(38,512,752)	(780,587,954)		8,151,664	99,998,470
Other comprehensive results attributable to:
Controlling interest		14,469,276	293,267,626		(59,050,393)	89,876,902
Non-controlling interest		708	14,352		127,021	(3,531)
Total other comprehensive results		14,469,984	293,281,978		(58,923,372)	89,873,371
Comprehensive (loss) income:
Controlling interest		(24,034,982)	(487,148,228)		(50,943,679)	190,288,953
Non-controlling interest		(7,786)	(157,748)		171,971	(417,112)
Total comprehensive (loss) income		$(24,042,768)	Ps.	(487,305,976)	(50,771,708)	189,871,841
The accompanying notes are an integral part of these consolidated financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2024, 2023 and 2022.
(2)Mainly interest on debt.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Consolidated statements of changes in equity (deficit)
For the years ended December 31, 2024, 2023 and 2022
(Figures stated in thousands, except as noted) (See Note 21)

	Controlling interest
					Accumulated other comprehensive result		Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year	From prior years	Total		Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2021	Ps.	841,285,576	43,730,591	1,002,130	58,945,725	(97,085,239)	(294,532,168)	(2,723,475,900)	Ps.	(2,170,129,285)	128,502	Ps.	(2,170,000,783)
Transfer to accumulated deficit	—		—	—	—	—	294,532,168	(294,532,168)	—		—	—
Increase in Certificates of Contribution “A”	188,306,717		—	—	—	—	—	—	188,306,717		—	188,306,717
Proceeds from the Fondo Nacional de Infraestructura (FONADIN) grants	—		23,000,000	—	—	—	—	—	23,000,000		—	23,000,000
Total comprehensive (loss) income	—		—	—	(33,508,515)	123,385,417	100,412,051	—	190,288,953		(417,112)	189,871,841
Balances as of December 31, 2022	Ps.	1,029,592,293	66,730,591	1,002,130	25,437,210	26,300,178	100,412,051	(3,018,008,068)	Ps.	(1,768,533,615)	(288,610)	Ps.	(1,768,822,225)
Transfer to accumulated deficit	—		—	—	—	—	(100,412,051)	100,412,051	—		—	—
Increase in Certificates of Contribution “A”	166,615,123		—	—	—	—	—	—	166,615,123		—	166,615,123
Total comprehensive (loss) income	—		—	—	(54,116,620)	(4,933,773)	8,106,714	—	(50,943,679)		171,971	(50,771,708)
Balances as of December 31, 2023	Ps.	1,196,207,416	66,730,591	1,002,130	(28,679,410)	21,366,405	8,106,714	(2,917,596,017)	Ps.	(1,652,862,171)	(116,639)	Ps.	(1,652,978,810)
Transfer to accumulated deficit	—		—	—	—	—	(8,106,714)	8,106,714	—		—	—
Increase in Certificates of Contribution “A”	156,509,050		—	—	—	—	—	—	156,509,050		—	156,509,050
Total comprehensive (loss) income	—		—	—	90,095,800	203,171,826	(780,415,854)	—	(487,148,228)		(157,748)	(487,305,976)
Balances as of December 31, 2024	Ps.	1,352,716,466	66,730,591	1,002,130	61,416,390	224,538,231	(780,415,854)	(2,909,489,303)	Ps.	(1,983,501,349)	(274,387)	Ps.	(1,983,775,736)
(Unaudited: U.S. Dollars)	66,740,499		3,292,363	49,443	3,030,170	11,078,296	(38,504,258)	(143,548,759)	(97,862,246)		(13,538)	(97,875,784)
The accompanying notes are an integral part of these consolidated financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Consolidated statements of cash flows
For the years ended December 31, 2024, 2023 and 2022
(Figures stated in thousands, except as noted)

	2024	2024		2023	2022
	(Unaudited; U.S. dollars)
Operating activities:
Net (loss) income	$(38,512,752)	Ps.	(780,587,954)	8,151,664	99,998,470

Income taxes and duties	14,321,932	290,281,198		219,999,281	320,180,839
Depreciation and amortization of wells, pipelines, properties, plant and equipment	7,245,315	146,850,208		137,555,276	139,771,815
Amortization of intangible assets	30,925	626,800		599,627	516,342
Impairment of wells, pipelines, properties, plant and equipment	2,638,484	53,477,580		28,797,518	83,538,021
Capitalized unsuccessful wells	643,671	13,046,124		29,529,330	7,110,169
Unsuccessful wells from intangible assets	1,280,030	25,944,025		4,436,985	13,911,491
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	225,140	4,563,204		7,510,572	23,723,321
Depreciation of rights of use	297,518	6,030,194		5,886,840	5,963,778
Cancellation of leases	—	—		(128,698)	(807,396)
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	450,289	9,126,600		4,638,600	4,647,200
Reclassification of translation effect	—	—		—	(10,383,296)
(Gains) on bargain purchase of business acquisition	—	—		—	(1,271,188)
(Profit) sharing in associates, net	(47,446)	(961,649)		(409,315)	(349,401)
Unrealized foreign exchange (income) loss	13,788,001	279,459,341		(221,771,870)	(128,545,369)
Financing cost	7,839,925	158,901,950		152,171,381	159,683,880
Financing income	(773,123)	(15,669,883)		(18,210,377)	(27,227,965)
Funds from operating activities	9,427,909	191,087,738		358,756,814	690,460,711
Profit-sharing duty and income tax paid	(5,397,738)	(109,402,970)		(234,982,338)	(431,444,989)
Derivative financial instruments	3,611,548	73,199,932		17,082,089	8,324,369
Customers and accounts receivable	4,229,521	85,725,209		(35,840,592)	(62,089,654)
Inventories	1,333,084	27,019,341		(73,915)	(35,219,475)
Accounts payable and accrued expenses	(536,480)	(10,873,542)		1,838,338	49,792,617
Suppliers	4,402,612	89,233,465		42,479,138	16,789,777
Provisions for sundry creditors	164,561	3,335,377		219,161	977,512
Employee benefits	2,718,477	55,098,900		60,056,484	54,275,187
Other taxes and duties	(4,021,792)	(81,514,888)		102,410,367	64,771,737
Net cash flows from operating activities	15,931,702	322,908,562		311,945,546	356,637,792
Investing activities
Business acquisition, net of cash acquired	—	—		—	(30,012,487)
Interest collected	353,866	7,172,267		5,422,674	2,045,526
Other assets	(816,737)	(16,553,870)		19,556,667	(4,496,986)
Acquisition of wells, pipelines, properties, plant and equipment	(11,354,605)	(230,138,544)		(256,862,996)	(305,335,318)
Acquisition of intangible assets	(1,618,229)	(32,798,760)		(35,088,002)	(35,135,611)
Net cash flows (used in) investing activities	(13,435,705)	(272,318,907)		(266,971,657)	(372,934,876)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	7,721,864	156,509,050		166,615,123	188,306,717
Proceeds from FONADIN grants	—	—		—	23,000,000
Collections from the Mexican Government	1,386,247	28,096,861		45,849,715	—
Interest collected from the Mexican Government	239,524	4,854,744		8,052,642	7,455,715
Lease payments	(312,595)	(6,335,772)		(5,484,624)	(7,362,686)
Interest of lease paid	(105,035)	(2,128,875)		(2,291,356)	(3,274,137)
Loans obtained from financial institutions	52,126,912	1,056,523,887		881,401,059	1,064,179,416
Debt payments, principal only	(56,683,203)	(1,148,872,172)		(978,854,627)	(1,107,159,280)
Interest paid	(7,320,839)	(148,380,958)		(144,050,336)	(153,956,690)
Net cash flows (used in) from financing activities	(2,947,125)	(59,733,235)		(28,762,404)	11,189,055
Net (decrease) increase in cash and cash equivalents	(451,128)	(9,143,580)		16,211,485	(5,108,029)
Effects of foreign exchange on cash balances	1,442,550	29,238,030		(11,878,620)	(6,983,907)
Cash and cash equivalents at the beginning of the year	3,391,867	68,747,376		64,414,511	76,506,447
Cash and cash equivalents at the end of the year (Note 9)	$4,383,289	Ps.	88,841,826	68,747,376	64,414,511
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
On October 17, 2024, the Congress approved amendments of Articles 25, 27, and 28 of the Constitución Política de los Estados Unidos Mexicanos (the “Mexican Constitution”), which were subsequently approved by a majority of Mexico’s state legislatures and signed into law by the President Claudia Sheinbaum Pardo. On October 31, 2024, these amendments were published in the Diario Oficial de la Federación (Official Gazette of the Federation) as the Decreto por el que se reforman el párrafo quinto del artículo 25, los párrafos sexto y séptimo del artículo 27 y el párrafo cuarto del artículo 28 de la Constitución Política de los Estados Unidos Mexicanos, en materia de áreas y empresas estratégicas, (Decree amending the 5 Paragraph of Article 25, Paragraphs 6 and 7 of Article 27, and Paragraph 4 of Article 28 of the Mexican Constitution regarding Strategic Enterprises, or the “Energy Reform Decree”).

The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from an Empresa productiva del Estado (Productive State-Owned company) to an Empresa pública del Estado (State-Owned public Company). The Energy Reform Decree included artículos transitorios (transitional articles) requiring the Mexican Congress to adjust, amend or otherwise modify any relevant legislation required to give effect to the Energy Reform Decree within 180 calendar days (such implementing legislation, the “Secondary Legislation”). On March 12, 2025, the Mexican Congress approved the Secondary Legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The Energy Reform Decree and the Secondary Legislation include important modifications to Petróleos Mexicanos legal framework, corporate structure and corporate governance.
Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.
NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION
Authorization
On April 28, 2025, these consolidated financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Víctor Rodríguez Padilla, Chief Executive Officer, Mr. Juan Carlos Carpio Fragoso, Chief Financial Officer, Mrs. Elizabeth González Garduño, Deputy Director of Budgeting and Accounting and Mr. Óscar René Orozco Piliado, Associate Managing Director of Accounting.
These consolidated financial statements and the notes hereto are issued pursuant to the terms of Article 16 Fraction X of the Ley de Empresa Pública del Estado, Petróleos Mexicanos (“2025 Petróleos Mexicanos Law”), Article 104 Fraction III, paragraph a, of the Ley del Mercado de Valores (“Securities Market Law”), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (“General provisions applicable to securities’ issuers and other participants of the securities market”).
Basis of preparation
A.    Statement of compliance
PEMEX prepared its consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022, in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

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
C.    Going concern
The consolidated financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 21-F).
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
iii.    Employee benefits provision was 29% and 35% of PEMEX’s total liabilities as of December 31, 2024 and 2023, respectively. This provision is computed, denominated and payable in Mexican pesos; and
iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
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
F.    Convenience translations
These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated statements of financial position, the consolidated statements of comprehensive income, the consolidated statements of changes in equity (deficit) and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by the Mexican Central Bank and the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) at December 31, 2024 of Ps.20.2683 per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
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
All financial assets not classified as measured at amortized cost or FVTOCI (as described above) are measured at FVTPL. This includes all derivative financial assets (see Note 17). On initial recognition, PEMEX may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
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
The estimated useful lives of wells, pipelines, properties, plant and equipment for current and comparative periods are described in Note 12. Estimated useful lives of items of properties, plant and equipment are reviewed and updated prospectively if expectations differ from previous estimates.
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
The estimated useful lives of elements of intangible assets for current and comparative periods are described in Note 13.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The right-of-use asset is subsequently depreciated using the lesser of the straight-line method and the hours of use method, from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to PEMEX by the end of the lease term or the cost of the right-of-use asset reflects that PEMEX will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. Useful lives are shown in Note 16.
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
New remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. PEMEX determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at such time, considering any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.
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
R. Presentation of consolidated statements of comprehensive income
Revenues, costs and expenses shown in PEMEX’s consolidated statements of income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.
i. Operating (loss) income
Operating (loss) income is the result generated from the continuing principal revenue-producing activities of PEMEX as well as other income and expenses related to operating activities. Operating (loss) income excludes net finance costs, profit sharing in associates and income taxes and duties.
Revenues
Represents revenues from the sale of products or services.
Cost of sales
Cost of sales represents the acquisition and production costs of inventories, (depreciation, amortization, salaries, wages and benefits, including a portion of the cost of the reserve for employee benefits and operating expenses related to the production process), production taxes and duties, impairment, exploration costs, non-operating costs, among others.
Other revenues and other expenses
Other revenues and other expenses consist primarily of income and expenses that are not related directly to the operation of PEMEX.
Distribution, transportation and sale expenses
Transportation, distribution and sale expenses are costs in connection with the storage, sale and delivery of products, such as the depreciation and operating expenses associated with these activities.
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
Financing income is comprised of interest income, financial income and other income from financial operations.
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

Derivative financial instruments (cost) income, net

Includes the result of changes in the fair value of derivative financial instruments (see Note 17).
S. Incentive for automotive fuels
On March 4, 2022, the federal government issued a decree that established a tax incentive applicable to entities subject to the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services). Pursuant to this stimulus, PEMEX can recover the difference between the international reference price of gasoline and the price at which the gasoline is traded in the domestic market. This stimulus is known as the "automotive incentive."

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
T. Renewable fuels obligation
PEMEX is required to comply with the Renewable Fuel Standard implemented by the U.S. Environmental Protection Agency (“EPA”), which establishes annual quotas for the quantity of renewable fuels (such as ethanol) that must be blended into motor fuels consumed in the United States. PEMEX’s renewable fuels obligations are based on a percentage of domestic product shipments as established by the EPA. To comply with such requirements PEMEX is required to purchase Renewable Identification Numbers (“RINs”). To the extent PEMEX is unable to blend the required amount of biofuels to satisfy its RINs obligations, PEMEX must purchase RINs on the open market to avoid penalties and fines. PEMEX accounts for its renewable fuels obligations on a net basis in accrued expenses payable when its RINs liability is

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

greater than the amount of RINs purchased in a given period and in Prepaid and other assets when the amount of RINs earned and purchased is greater than the RINs obligations accrued during the year.

NOTE 4.    NEW ACCOUNTING STANDARDS AND RECENTLY ISSUED ACCOUNTING STANDARDS

New Accounting Standards
The following accounting standards were effective from January 1, 2024, but they did not have a material effect on our consolidated financial statements:

•Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•Lack of Exchangeability (Amendments to IAS 21)

Recently Issued Accounting Standards

A number of new standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these consolidated financial statements.

i. Applicable as of January 1, 2027

•Presentation and Disclosure in Financial Statements (IFRS 18) PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

ii. Other accounting standards

The following new and amended accounting standards are not expected to have a significant impact on PEMEX’s consolidated financial statements.

•Lack of Exchangeability (Amendments to IAS 21)
•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Subsidiaries without Public Accountability Disclosures (IFRS 19)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 5.    SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
As of December 31, 2024 and 2023, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.
As of December 31, 2024 and 2023, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)(xv)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited (“FIN”) (iii)(ix)(xiv)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)(xi)
•KOT Insurance Company, AG. (“KOT”) (iii)(viii)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)(xiii)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)(xiii)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (i)(iii)(vi)
•Gasolinas Bienestar, S.A. de C.V. (“GASOB”) (iii)(xii)
(i)Member Company of the “PMI Subsidiaries”.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

(xi)This company changed its corporate name from Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V., to Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. On April 20, 2023.
(xii)Consolidated as of July 2023.
(xiii)This company is in process of liquidation.
(xiv)This company was liquidated in September 2024.
(xv)This company was liquidated in December 2024.
NOTE 6.    SEGMENT FINANCIAL INFORMATION
PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of December 31, 2024 and 2023, PEMEX’s operations were conducted through seven business segments: Exploration and Production, Industrial Transformation, Logistics, DPRLP (beginning in January 2022), the Trading Companies, Corporate and Other operating Subsidiary Companies.

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
•Effective January 20, 2022, the Deer Park segment includes DPRLP's operations, generates revenues from sales of distillates and gasoline in the U.S. market.
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

As of/for the year ended December 31, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	347,550,312	628,918,718	—	165,980,709	506,782,844	—	20,284,544	—	Ps.	1,669,517,127
Intersegment	517,221,080		355,276,301	90,057,618	15,758,565	509,246,055	48,982,014	51,691,573	(1,588,233,206)	—
Services income	27,348		731,624	414,098	485	1,950,251	1,045	30,928	—	3,155,779
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	24,027,347		(78,049,865)	582,923	—	(37,985)	—	—	—	(53,477,580)
Cost of sales	533,614,774		1,119,899,412	76,270,963	181,283,153	1,007,097,423	1,249,656	61,132,730	(1,545,084,824)	1,435,463,287
Gross income (loss)	355,211,313		(213,022,634)	14,783,676	456,606	10,843,742	47,733,403	10,874,315	(43,148,382)	183,732,039
Distribution, transportation and sale expenses	641,499		9,130,174	—	—	31,101	7,859	41,210	(1,772,009)	8,079,834
Administrative expenses	47,302,354		54,975,089	17,799,642	1,841,704	3,528,532	86,635,110	8,532,279	(41,408,534)	179,206,176
Impairment losses on trade receivables	—		866,405	(158,008)	—	(16,155,808)	—	8,853	—	(15,438,558)
Other revenue	8,599,117		5,427,426	828,787	18,921	679,985	983,270	2,010,503	—	18,548,009
Other expenses	4,794,173		9,283,729	483,210	498,188	65,887	77,670	337,412	5,083	15,545,352
Operating (loss) income	311,072,404		(280,117,795)	(2,828,397)	(1,864,365)	(8,257,601)	(38,003,966)	3,982,770	27,078	(15,989,872)
Financing income	81,442,953		915,653	19,927,846	1,177,512	1,296,321	226,654,666	2,087,505	(317,832,573)	15,669,883
Financing cost	171,319,838		57,706,799	378,866	245,442	7,868,834	236,220,806	2,966,859	(317,805,494)	158,901,950
Derivative financial instruments (cost) income, net	(25,445,169)		215,388	—	99,580	(664,381)	(1,799,648)	—	—	(27,594,230)
Foreign exchange (loss) income, net	(95,489,278)		(242,811,794)	(425,181)	—	(800,834)	39,427,764	(4,352,913)	—	(304,452,236)
Profit (loss) sharing in associates	360,996		(4,688,971)	943	—	(3,151,006)	(716,122,380)	(10,061,543)	734,623,610	961,649
Total duties, taxes and other	189,239,536		—	42,551,529	(1,827)	2,702,256	54,351,481	1,438,223	—	290,281,198
Net (loss) income	Ps.	(88,617,468)	(584,194,318)	(26,255,184)	(830,888)	(22,148,591)	(780,415,851)	(12,749,263)	734,623,609	Ps.	(780,587,954)
Total current assets	1,122,872,816		225,147,273	294,804,303	32,870,141	287,375,832	2,040,342,693	111,987,963	(3,675,846,301)	439,554,720
Total non-current assets	938,768,113		590,508,074	127,928,147	34,744,185	130,862,284	(171,049,739)	567,969,098	(450,532,299)	1,769,197,863
Total current liabilities	696,209,532		1,728,102,735	86,307,404	7,891,750	255,198,459	2,051,344,378	58,229,460	(3,675,760,337)	1,207,523,381
Total long-term liabilities	1,934,280,036		575,378,552	71,857,552	1,950,666	1,814,052	1,801,449,926	56,777,221	(1,458,503,067)	2,985,004,938
Total equity (deficit)	(568,848,639)		(1,487,825,940)	264,567,494	57,771,910	161,225,605	(1,983,501,350)	564,950,380	1,007,884,804	(1,983,775,736)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	124,473,818		10,011,687	6,144,377	2,959,516	272,350	583,189	2,405,271	—	146,850,208
Depreciation of rights of use	313,825		3,224,322	374,922	604,758	720,984	573,733	217,650	—	6,030,194
Net periodic cost of employee benefits	41,263,714		57,475,722	10,682,640	—	25,675	36,622,124	64,180	48,557	146,182,612
Interest income (1)	174,334		561,859	22,641	313,481	497,110	8,786,413	1,609,679	—	11,965,517
Interest cost (2)	(3,921,496)		3,310,989	378,805	245,442	5,707,946	136,377,980	2,217,568	—	144,317,234
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of/for the year ended December 31, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	439,640,623	751,060,122	—	173,219,485	333,396,095	—	18,925,352	—	Ps.	1,716,241,677
Intersegment	460,698,652		283,789,335	96,564,079	12,949,407	604,815,421	96,619,612	55,447,803	(1,610,884,309)	—
Services income	30,725		321,260	1,380,704	251	1,908,488	856	53,657	—	3,695,941
(Impairment) of wells, pipelines, properties, plant and equipment, net	(2,353,077)		(25,568,713)	(612,906)	—	(191,786)	—	(71,036)	—	(28,797,518)
Cost of sales	492,999,594		1,148,635,601	84,973,463	173,140,717	922,943,882	1,269,012	66,504,967	(1,509,793,447)	1,380,673,789
Gross income (loss)	405,017,329		(139,033,597)	12,358,414	13,028,426	16,984,336	95,351,456	7,850,809	(101,090,862)	310,466,311
Distribution, transportation and sale expenses	705,144		22,473,849	45	—	141,909	59,298	56,008	(10,757,344)	12,678,909
Administrative expenses	78,844,955		62,852,084	22,085,461	1,650,684	3,435,669	83,534,109	7,995,431	(90,281,862)	170,116,531
Impairment losses on trade receivables	—		(2,762,874)	(329,534)	—	(2,876)	(6)	(18,034)	—	(3,113,324)
Other revenue	2,953,135		9,149,545	932,509	44,657	698,967	758,097	1,099,045	—	15,635,955
Other expenses	10,101,486		5,666,808	590,957	24,893	145,621	987	766,407	(55,023)	17,242,136
Operating income (loss)	318,318,879		(223,639,667)	(9,715,074)	11,397,506	13,957,228	12,515,153	113,974	3,367	122,951,366
Financing income	61,784,027		1,835,968	18,720,533	853,723	640,628	152,838,231	1,727,347	(220,190,080)	18,210,377
Financing cost	126,967,447		25,908,568	387,557	161,067	5,561,753	210,105,849	3,265,856	(220,186,716)	152,171,381
Derivative financial instruments income (cost), net	7,314,615		570,701	—	—	(116,640)	(7,096,450)	—	—	672,226
Foreign exchange income (loss), net	111,796,250		132,739,126	221,212	—	105,319	(11,196,911)	4,414,046	—	238,079,042
Profit (loss) sharing in associates	35,221		37,688	28	—	18,149,561	68,641,910	17,074,729	(103,529,822)	409,315
Taxes, duties and other	218,982,795		—	1,539,042	122,806	1,914,357	(2,510,630)	(49,089)	—	219,999,281
Net income (loss)	Ps.	153,298,750	(114,364,752)	7,300,100	11,967,356	25,259,986	8,106,714	20,113,329	(103,529,819)	Ps.	8,151,664
Total current assets	909,819,796		218,747,813	274,384,409	34,058,111	235,899,424	1,850,711,295	111,621,072	(3,096,701,174)	538,540,746
Total non-current assets	910,837,120		521,938,961	162,309,993	27,058,584	101,729,105	158,576,028	448,587,744	(566,102,945)	1,764,934,590
Total current liabilities	629,264,289		1,161,203,831	89,855,544	10,696,459	182,349,198	2,071,859,608	75,119,615	(3,096,630,883)	1,123,717,661
Total non-current liabilities	1,727,159,904		625,142,251	83,574,554	3,191,749	1,247,810	1,590,289,886	58,281,618	(1,256,151,287)	2,832,736,485
Equity (deficit), net	(535,767,277)		(1,045,659,308)	263,264,304	47,228,487	154,031,521	(1,652,862,171)	426,807,583	689,978,051	(1,652,978,810)
Depreciation and amortization	115,208,527		11,087,095	5,999,033	2,259,734	285,737	565,065	2,150,085	—	137,555,276
Depreciation of rights of use	313,017		3,140,172	392,810	548,953	772,779	602,527	116,582	—	5,886,840
Net periodic cost of employee benefits	39,404,972		56,498,324	9,755,635	—	20,491	35,701,990	34,293	—	141,415,705
Interest income (1)	183,459		832,721	40,720	423,942	172,028	11,109,036	1,269,666	—	14,031,572
Interest cost (2)	(721,838)		3,351,937	387,052	161,067	4,509,516	130,686,827	2,606,129	—	140,980,690

(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

For the year ended December 31, 2022	Exploration and Production		Industrial Transformation	Logistics	DPRL	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	580,722,599	1,206,916,270	—	238,510,433	334,364,847	—	17,488,810	—	Ps.	2,378,002,959
Intersegment	717,367,392		302,190,952	89,622,240	29,193,820	819,994,494	80,179,770	73,050,303	(2,111,598,971)	—
Services income	86,348		1,096,095	1,582,712	430,512	2,173,075	867	15,741	—	5,385,350
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(60,438,070)		(25,615,351)	2,121,045	—	394,355	—	—	—	(83,538,021)
Cost of sales	599,574,788		1,577,012,772	78,006,637	243,355,903	1,146,203,099	1,188,124	83,905,905	(2,030,684,206)	1,698,563,022
Gross income (loss)	638,163,481		(92,424,806)	15,319,360	24,778,862	10,723,672	78,992,513	6,648,949	(80,914,765)	601,287,266
Distribution, transportation and sale expenses	451,339		18,148,532	6,152	—	777,900	111,401	5,465	(5,230,757)	14,270,032
Administrative expenses	64,390,637		60,136,092	18,374,788	1,000,038	2,768,334	75,097,855	7,613,971	(75,502,649)	153,879,066
Impairment losses on trade receivables	37,788		(1,851,742)	(278,574)	—	83,918	59,766	(86,160)	—	(2,035,004)
Other revenue	10,630,959		9,632,988	333,558	29,832	11,538,185	906,823	6,868,728	—	39,941,073
Other expenses	21,104,328		665,656	(554,533)	1,550,862	925,859	770,526	1,409,589	(286,734)	25,585,553
Operating income (loss)	562,885,924		(163,593,840)	(2,452,063)	22,257,794	17,873,682	3,979,320	4,402,492	105,375	445,458,684
Financing income	86,983,763		448,537	12,494,966	241,369	454,991	177,776,910	561,083	(251,733,654)	27,227,965
Financing cost	150,663,974		31,341,752	545,053	1,381,250	3,389,376	222,446,318	1,544,435	(251,628,278)	159,683,880
Derivative financial instruments (cost) income, net	(12,618,664)		(27,846)	—	—	(1,870,306)	(8,346,135)	—	—	(22,862,951)
Foreign exchange income (loss), net	104,112,481		27,124,384	112,618	—	(258,955)	(2,577,191)	1,176,753	—	129,690,090
Profit (loss) sharing in associates	(649,968)		(1,332,437)	(254)	—	22,757,389	149,613,112	43,949,040	(213,987,481)	349,401
Taxes, duties and other	328,808,439		—	(6,962,217)	212,621	(504,023)	(2,412,355)	1,038,374	—	320,180,839
Net income (loss)	Ps.	261,241,123	(168,722,954)	16,572,431	20,905,292	36,071,448	100,412,053	47,506,559	(213,987,482)	Ps.	99,998,470
Depreciation and amortization	113,656,994		15,173,731	5,938,265	2,457,584	350,789	554,672	1,639,780	—	139,771,815
Depreciation of rights of use	390,857		3,845,374	539,608	—	694,369	402,661	90,909	—	5,963,778
Net periodic cost of employee benefits	36,284,710		52,521,311	8,387,099	—	8,504	32,090,167	42,021	—	129,333,812
Interest income (1)	190,684		399,495	61,685	110,031	56,852	10,107,959	288,783	—	11,215,489
Interest cost (2)	(96,942)		4,083,467	532,791	1,362,760	2,978,799	129,328,297	1,338,907	—	139,528,079
(1)Included in financing income.
(2)Included in financing cost.

Supplemental geographic information

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	For the years ended December 31,
	2024		2023		2022
Revenues:
Domestic sales	Ps.	977,651,655	Ps.	948,666,739	Ps.	1,192,714,214
Incentive for automotive fuels (see Notes 3-S and 7-E)	—		23,421		111,863,956
Total domestic sales	977,651,655		948,690,160		1,304,578,170
Export sales:
United States	483,646,454		607,923,932		847,736,491
Canada, Central and South America	4,505,057		1,093,586		3,946,692
Europe	100,089,455		67,857,986		77,239,046
Other countries	103,624,506		90,676,013		144,502,560
Total export sales	691,865,472		767,551,517		1,073,424,789
Services income (1)	3,155,779		3,695,941		5,385,350
Total revenues	Ps.	1,672,672,906	Ps.	1,719,937,618	Ps.	2,383,388,309
(1)Services income as of December 31, 2024, 2023 and 2022 represent approximately 99%, 99% and 85%, from domestic sales, respectively.
As of December 31, 2024 and 2023, PEMEX had Ps.32,880,347 and Ps.24,807,695, respectively, of significant long-lived assets outside of Mexico, related to the DPRLP segment.
Revenue by product

	For the years ended December 31,
	2024		2023		2022
Domestic sales:
Refined petroleum products and derivatives (primarily gasolines)	Ps.	757,660,095	Ps.	855,627,607	Ps.	1,155,023,948
Gas	58,885,596		67,445,129		123,754,373
Petrochemical products	161,105,964		25,617,424		25,799,849
Total domestic sales	Ps.	977,651,655	Ps.	948,690,160	Ps.	1,304,578,170
Export sales:
Crude oil	Ps.	362,554,781	Ps.	449,141,116	Ps.	583,740,941
Refined petroleum products and derivatives (primarily gasolines)	182,738,696		116,419,672		445,703,884
Gas	17,551,893		31,786,691		17,429,517
Petrochemical products	129,020,102		170,204,038		26,550,447
Total export sales	Ps.	691,865,472	Ps.	767,551,517	Ps.	1,073,424,789
NOTE 7.    REVENUE
As of December 31, 2024, 2023 and 2022, the revenues were as follows:
A.    Revenue disaggregation

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

For the year ended December 31,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	183,779,007	—	—	165,981,194	130,733,248	—	3,153,491	483,646,940
Other	79,624,344		—	—	—	27,891,306	—	613,913	108,129,563
Europe	84,022,478		—	—	—	16,066,976	—	—	100,089,454
Local	151,831		629,650,342	414,098	—	334,041,565	1,045	16,548,068	980,806,949
Incentive for automotive fuels (1)	—		—	—	—	—	—	—	—
Total	Ps.	347,577,660	629,650,342	414,098	165,981,194	508,733,095	1,045	20,315,472	1,672,672,906
2023
United States	Ps.	296,391,618	—	—	173,219,736	134,750,470	—	2,266,722	606,628,546
Other	79,526,182		—	—	—	12,068,575	—	174,843	91,769,600
Europe	63,582,520		—	—	—	5,571,102	—	—	69,153,622
Local	171,028		751,357,961	1,380,704	—	182,914,436	856	16,537,444	952,362,429
Incentive for automotive fuels (1)	—		23,421	—	—	—	—	—	23,421
Total	Ps.	439,671,348	751,381,382	1,380,704	173,219,736	335,304,583	856	18,979,009	1,719,937,618
2022
United States	Ps.	370,279,490	—	—	238,940,945	237,373,418	—	1,573,151	848,167,004
Other	137,931,414		—	—	—	6,861,495	—	3,656,343	148,449,252
Europe	72,285,406		—	—	—	4,953,641	—	—	77,239,047
Local	312,637		1,096,148,409	1,582,712	—	87,349,368	867	12,275,057	1,197,669,050
Incentive for automotive fuels (1)	—		111,863,956	—	—	—	—	—	111,863,956
Total	Ps.	580,808,947	1,208,012,365	1,582,712	238,940,945	336,537,922	867	17,504,551	2,383,388,309
Major products and services
2024
Crude oil	Ps.	347,425,829	—	—	—	15,128,953	—	—	362,554,782
Gas	124,483		61,672,499	—	—	18,016,287	—	—	79,813,269
Refined petroleum products	—		551,608,555	—	41,058,106	349,553,104	—	—	942,219,765
Incentive for automotive fuels (2)	—		—	—	—	—	—	—	—
Other	—		15,637,664	—	124,922,603	124,084,500	—	20,284,544	284,929,311
Services	27,348		731,624	414,098	485	1,950,251	1,045	30,928	3,155,779
Total	Ps.	347,577,660	629,650,342	414,098	165,981,194	508,733,095	1,045	20,315,472	1,672,672,906
2023
Crude oil	Ps.	439,500,320	—	—	—	9,640,797	—	—	449,141,117
Gas	140,303		63,518,907	—	4,170,270	31,402,341	—	—	99,231,821
Refined petroleum products	—		678,384,156	—	1,350,729	292,288,972	—	—	972,023,857
Incentive for automotive fuels (1)	—		23,421	—	—	—	—	—	23,421
Other	—		9,133,638	—	167,698,486	63,985	—	18,925,352	195,821,461
Services	30,725		321,260	1,380,704	251	1,908,488	856	53,657	3,695,941
Total	Ps.	439,671,348	751,381,382	1,380,704	173,219,736	335,304,583	856	18,979,009	1,719,937,618
2022
Crude oil	Ps.	580,496,310	—	—	—	3,244,632	—	—	583,740,942
Gas	226,289		122,981,393	—	12,419,661	104,994,293	—	—	240,621,636
Refined petroleum products	—		959,816,508	—	210,402,816	225,508,913	—	—	1,395,728,237
Incentive for automotive fuels (1)	—		111,863,956	—	—	—	—	—	111,863,956
Other	—		12,254,413	—	15,687,956	617,009	—	17,488,810	46,048,188
Services	86,348		1,096,095	1,582,712	430,512	2,173,075	867	15,741	5,385,350
Total	Ps.	580,808,947	1,208,012,365	1,582,712	238,940,945	336,537,922	867	17,504,551	2,383,388,309
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	347,550,312	613,694,202	414,098	165,980,709	506,782,844	—	20,284,543	1,654,706,708
Products and services transferred over the time	27,348		15,956,140	—	485	1,950,251	1,045	30,929	17,966,198
Total	Ps.	347,577,660	629,650,342	414,098	165,981,194	508,733,095	1,045	20,315,472	1,672,672,906
2023
Products transferred at a point in time	Ps.	439,640,623	727,928,413	1,380,704	173,219,486	333,396,095	—	18,925,352	1,694,490,673
Products and services transferred over the time	30,725		23,452,969	—	250	1,908,488	856	53,657	25,446,945
Total	Ps.	439,671,348	751,381,382	1,380,704	173,219,736	335,304,583	856	18,979,009	1,719,937,618
2022
Products transferred at a point in time	Ps.	580,722,599	1,150,738,488	1,582,712	238,510,433	334,364,846	—	17,488,810	2,323,407,888
Products and services transferred over the time	86,348		57,273,877	—	430,512	2,173,076	867	15,741	59,980,421
Total	Ps.	580,808,947	1,208,012,365	1,582,712	238,940,945	336,537,922	867	17,504,551	2,383,388,309
(1)For more information on the incentive for automotive fuels, see Note 3-S and Note 7-E below.

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
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

B.    Accounts receivable in the statement of financial position

As of December 31, 2024 and 2023, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 126,733,175 and Ps. 111,394,431, respectively (see Note 10). As of December 31, 2024 and 2023, customer advances of Ps. 26,494,706 and Ps. 34,114,306, respectively, are recognized in the Accounts and accrued expenses payable line item. Customer advances recognized in revenue for the years ended December 31, 2024 and 2023 were Ps. 6,199,067 and Ps. 1,671,631, respectively.
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

During 2024, the price of the Mexican crude oil export mix decreased by U.S.$0.95 or 1.4%, from U.S.$67.65 per barrel in 2023 to U.S.$66.70 per barrel in 2024, which was reflected in the decrease in the value of our revenues.

Total sales decreased by 2.7% or Ps.47,264,712 in 2024, from Ps.1,719,937,618 in 2023 to Ps.1,672,672,906 in 2024, mainly due to decreases in the sales prices of gasoline, diesel, fuel oil, jet fuel, natural gas and natural gas liquids.

During 2023, the price of the Mexican crude oil export mix decreased by U.S.$2.06 or 3.0%, from U.S.$69.71 per barrel in 2022 to U.S.$67.65 per barrel in 2023, which was reflected in the decrease in the value of PEMEX’s revenues.

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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

E. The Automotive Incentive

On March 4, 2022, the Mexican Government published a decree in the Official Gazette of the Federation establishing a tax incentive pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which gasoline is traded in the domestic market, effective until December 31, 2024. For the years ended December 31, 2024, 2023 and 2022 this complementary incentive amounted Ps.0, Ps.23,421 and. Ps.111,863,956 respectively, which is included as a separate line item in total sales in the Statement of Comprehensive Income (see Note 3-S).

NOTE 8.    FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments-
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of December 31, 2024 and 2023. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.
Additionally, as of December 31, 2024 and 2023, the disclosure of the fair value for the lease obligations is not required.

	Carrying amount						Fair value hierarchy
As of December 31, 2024	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	9,203,958	—	—	—	—	9,203,958	—	9,203,958	—	9,203,958
Equity instruments (1)	—	—	962,783	—	—	962,783	—	962,783	—	962,783
Total	9,203,958	—	962,783	—	—	10,166,741
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	88,841,826	—	88,841,826	—	—	—	—
Customers	—	—	—	126,733,175	—	126,733,175	—	—	—	—
Officials and employees	—	—	—	5,541,324	—	5,541,324	—	—	—	—
Sundry debtors	—	—	—	26,789,620	—	26,789,620	—	—	—	—
Investments in associates	—	—	—	2,692,938	—	2,692,938	—	—	—	—
Notes receivable	—	—	—	1,021,778	—	1,021,778	—	—	—	—
Mexican Government Bonds	—	—	—	35,875,353	—	35,875,353	35,279,002	—	—	35,279,002
Other assets	—	—	—	7,927,877	—	7,927,877	—	—	—	—
Total	—	—	—	295,423,891	—	295,423,891
Financial liabilities measured at fair value
Derivative financial instruments	(108,972,467)	—	—	—	—	(108,972,467)	—	(108,972,467)	—	(108,972,467)
Total	(108,972,467)	—	—	—	—	(108,972,467)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(505,989,382)	(505,989,382)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(72,773,222)	(72,773,222)	—	—	—	—
Leases	—	—	—	—	(46,825,266)	(46,825,266)	—	—	—	—
Debt	—	—	—	—	(1,978,772,255)	(1,978,772,255)	—	(1,745,481,072)	—	(1,745,481,072)
Total	—	—	—	—	(2,604,360,125)	(2,604,360,125)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2023	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	9,926,384	—	—	—	—	9,926,384	—	9,926,384	—	9,926,384
Equity instruments (1)	—	—	552,355	—	—	552,355	—	552,355	—	552,355
Total	9,926,384	—	552,355	—	—	10,478,739
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	68,747,376	—	68,747,376	—	—	—	—
Customers	—	—	—	111,394,431	—	111,394,431	—	—	—	—
Officials and employees	—	—	—	5,633,492	—	5,633,492	—	—	—	—
Sundry debtors	—	—	—	35,253,635	—	35,253,635	—	—	—	—
Investments in associates	—	—	—	1,854,803	—	1,854,803	—	—	—	—
Notes receivable	—	—	—	1,179,706	—	1,179,706	—	—	—	—
Mexican Government Bonds	—	—	—	64,132,418	—	64,132,418	62,731,992	—	—	62,731,992
Other assets	—	—	—	6,109,398	—	6,109,398	—	—	—	—
Total	—	—	—	294,305,259	—	294,305,259
Financial liabilities measured at fair value
Derivative financial instruments	(36,494,962)	—	—	—	—	(36,494,962)	—	(36,494,962)	—	(36,494,962)
Total	(36,494,962)	—	—	—	—	(36,494,962)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(368,345,849)	(368,345,849)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(83,646,764)	(83,646,764)	—	—	—	—
Leases	—	—	—	—	(41,848,333)	(41,848,333)	—	—	—	—
Debt	—	—	—	—	(1,794,470,357)	(1,794,470,357)	—	(1,577,509,797)	—	(1,577,509,797)
Total	—	—	—	—	(2,288,311,303)	(2,288,311,303)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.
As of December 31, 2024 and 2023, PEMEX has monetary assets and liabilities denominated in foreign currency as indicated below:

	As of December 31, 2024
	Foreign currency
	Assets	Liabilities	Net position Asset/(Liability)	Exchange rate	Equivalent to Mexican peso
U.S. dollar	16,359,113	105,786,263	(89,427,150)	20.2683	Ps.	(1,812,536,304)
Euro	1,382	6,748,800	(6,747,418)	20.9868	(141,606,712)
Pounds sterling	904,818	454,525	450,293	25.3860	11,431,138
Japanese yen	—	80,127,438	(80,127,438)	0.1289	(10,328,427)
Swiss francs	—	220	(220)	22.3721	(4,922)
Total					Ps.	(1,953,045,227)

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
The information related to “Cash and cash equivalents”, “Customers and other accounts receivable”, "Government bonds and other assets”, “Debt”, “Leases” and “Derivative financial instruments” is described in the following notes, respectively:
•Note 9, Cash and cash equivalents.
•Note 10, Customers and other financing and non-financing accounts receivable.
•Note 14, Government bonds, long-term notes receivable and other assets.
•Note 15, Debt.
•Note 16, Leases.
•Note 17, Derivative financial instruments.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 9.    CASH AND CASH EQUIVALENTS
As of December 31, 2024 and 2023, cash and cash equivalents were as follows:

	2024		2023
Cash on hand and in banks (1)	Ps.	52,284,721	Ps.	45,728,321
Highly liquid investments (2)	36,557,105		23,019,055
Total of cash and cash equivalents	Ps.	88,841,826	Ps.	68,747,376
(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term Mexican Government investments.
NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE
As of December 31, 2024 and 2023, accounts receivable and other receivables were as follows:
A.    Customers

	2024		2023
Domestic customers	Ps.	86,225,287	Ps.	79,069,658
Export customers	40,507,888		32,324,773
Total customers, net	Ps.	126,733,175	Ps.	111,394,431
Customers and other accounts receivable, net are presented separately in the statement of financial position to conform the financial position more clearly.
The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2024 and 2023, as well as the relation between the breakdown and the impaired amount:

	Domestic customers
	2024		2023
Current	Ps.	84,445,056	Ps.	77,163,100
1 to 30 days	437,409		2,951,072
31 to 60 days	219,618		222,775
61 to 90 days	164,720		268,165
More than 90 days	9,117,181		7,216,946
Total	94,383,984		87,822,058
Impaired (reserved)	(8,158,697)		(8,752,400)
Total domestic customers, net	Ps.	86,225,287	Ps.	79,069,658

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	Export customers
	2024		2023
Current	Ps.	33,799,362	Ps.	27,530,400
1 to 30 days	5,673,672		3,470,255
31 to 60 days	259,797		615,237
61 to 90 days	56,352		12,267
More than 90 days	16,956,672		864,160
Total	56,745,855		32,492,319
Impaired (reserved)	(16,237,967)		(167,546)
Total export customers, net	Ps.	40,507,888	Ps.	32,324,773
As of December 31, 2024 and 2023, PEMEX has exposure to credit risk related to accounts receivable, see contractual payment terms in Note 7.
Additionally, the reconciliation for impaired accounts receivable is as follows:

	Domestic customers
	2024		2023		2022
Balance at the beginning of the year	Ps.	(8,752,400)	Ps.	(5,637,756)	Ps.	(3,459,063)
Impairment of accounts receivable	593,703		(3,114,644)		(2,178,693)
Balance at the end of the year	Ps.	(8,158,697)	Ps.	(8,752,400)	Ps.	(5,637,756)

	Export customers
	2024		2023		2022
Balance at the beginning of the year	Ps.	(167,546)	Ps.	(190,779)	Ps.	(282,917)
(Increase) cancellation(1)	(16,032,261)		1,320		143,689
Translation effects	(38,160)		21,913		(51,551)
Balance at the end of the year	Ps.	(16,237,967)	Ps.	(167,546)	Ps.	(190,779)
(1) The impairment of domestic and export customers recognized in 2024 was mainly in uncollectible export accounts due to the lack of a reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the fact that the debtor does not suggest a payment plan.

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
As of December 31, 2024, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 4.69% for Pemex Industrial Transformation, 4.94% for Pemex Corporate, 1.64% for Pemex

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Logistics, 0.13% for PMI CIM and 0.47% for PMI TRD. As of December 31, 2023, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 5.75% for Pemex Industrial Transformation, 4.60% for Pemex Corporate, 1.30% for Pemex Logistics, 0.16% for PMI CIM and 0.07% for PMI TRD.
The amount of (impairment) of domestic and export customers recognized in the statement of comprehensive income for 2024, 2023 and 2022 was Ps. (15,438,558), Ps. (3,113,324) and Ps. (2,035,004), respectively.

The impairment of domestic and export customers recognized in 2024 was mainly in uncollectible export accounts due to the lack of a reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the fact that the debtor does not suggest a payment plan.
B..    Other financial and non-financial accounts receivable

	2024		2023
Financial assets:
Sundry debtors (1)	Ps.	26,789,620	Ps.	35,253,635
Employees and officers	5,541,324		5,633,492
Total financial assets	Ps.	32,330,944	Ps.	40,887,127
Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps.	63,432,179	Ps.	155,336,028
Special Tax on Production and Services	6,135,511		2,603,657
Other accounts receivable	4,965,223		5,139,993
Total non-financial assets:	Ps.	74,532,913	Ps.	163,079,678
(1)Includes Ps. (788,453) and Ps. (827,739) of impairment, as of December 31, 2024 and 2023, respectively.
NOTE 11.    INVENTORIES
As of December 31, 2024 and 2023, inventories were as follows:

	2024		2023
Refined and petrochemicals products	Ps.	43,950,469	Ps.	51,455,826
Products in transit	18,984,729		25,510,618
Crude oil	18,645,592		28,428,427
Materials and products in stock	6,320,011		5,870,013
Materials in transit	555,522		610,928
Gas and condensate products	113,666		160,180
	Ps.	88,569,989	Ps.	112,035,992
Ps. 678,994,139, Ps. 765,038,494 and Ps. 1,115,363,647 of PEMEX’s inventories were recognized as cost of sales as of December 31, 2024, 2023 and 2022, respectively.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 12.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET
As of December 31, 2024 and 2023, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2023	1,053,836,879		14,840,995	493,683,632	1,586,407,714	73,865,712	420,363,210	50,809,657	29,297,417	374,025,584	53,125,295	4,150,256,095
Acquisitions	24,218,720		5,271,100	4,266,300	36,368,940	24,280	2,164,860	2,564,910	3,447,500	249,698,512	140,930	328,166,052
Reclassifications	3,396,480		—	103,670	2,967,760	(197,220)	(2,648,540)	(246,280)	1,000	3,855,890	—	7,232,760
Capitalization	15,580,570		—	15,121,590	71,789,810	1,739,570	7,966,840	1,119,100	883,390	(114,200,870)	—	—
Disposals	(8,316,930)		(1,198,300)	(21,457,210)	(2,321,630)	(52,680)	(2,587,350)	(611,940)	(78,490)	(1,360,990)	(37,300)	(38,022,820)
Translation effect	(17,728,270)		—	(273,420)	—	(1,423,660)	—	(90,310)	(562,380)	(31,513,360)	(340,630)	(51,932,030)
Balances as of December 31, 2023	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	4,395,700,057
Acquisitions	11,194,280		5,432,300	7,180,410	94,119,630	57,660	2,573,440	2,922,890	817,850	189,951,070	—	314,249,530
Reclassifications	1,357,250		—	397,460	—	252,930	(1,280,890)	309,960	130,500	(6,260)	27,740	1,188,690
Capitalization	44,796,840		—	9,245,250	60,274,710	1,864,030	2,135,690	565,340	55,790	(118,965,090)	27,440	—
Disposals	(5,171,200)		(38,620)	(994,620)	—	(242,880)	(7,940)	(2,036,150)	(545,530)	(5,117,236)	(62,990)	(14,217,166)
Translation effect	23,924,080		—	(22,690)	—	1,962,770	—	151,040	746,120	49,166,860	451,890	76,380,070
Balances as of December 31, 2024	Ps.	1,147,088,699	24,307,475	507,250,372	1,849,606,934	77,850,512	428,679,320	55,458,217	34,193,167	595,534,110	53,332,375	4,773,301,181
Accumulated depreciation and amortization
Balances as of January 1, 2023	(789,443,853)		(6,593,644)	(264,441,515)	(1,260,106,083)	(47,796,496)	(294,192,090)	(45,932,403)	(15,664,032)	(57,335,129)	—	(2,781,505,245)
Depreciation and amortization	(33,219,850)		(714,350)	(12,824,020)	(73,618,580)	(1,858,330)	(12,164,310)	(1,645,720)	(1,510,116)	—	—	(137,555,276)
Reclassifications	45,407,770		—	(46,118,320)	(6,926,040)	327,930	109,160	(12,330)	74,390	(95,320)	—	(7,232,760)
(Impairment)	(45,202,986)		—	(22,452,490)	(55,380,990)	—	(26,134,930)	—	—	(4,808,840)	—	(153,980,236)
Reversal of impairment	19,244,900		—	18,153,170	52,926,380	23,570	29,485,650	10,100	33,078	5,305,870	—	125,182,718
Disposals	7,510,670		411,410	18,624,270	1,216,350	41,730	2,064,410	587,800	55,608	—	—	30,512,248
Translation effect	10,150,720		—	196,130	—	693,390	—	57,640	102,780	—	—	11,200,660
Balances as of December 31, 2023	Ps.	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	(2,913,377,891)
Depreciation and amortization	(32,590,580)		(765,490)	(12,534,800)	(82,997,750)	(1,786,750)	(12,839,730)	(1,628,720)	(1,706,388)	—	—	(146,850,208)
Reclassifications	(330,550)		53,880	(410,050)	(53,980)	(34,000)	53,950	(309,710)	(158,330)	100	—	(1,188,690)
(Impairment)	(119,691,380)		—	(16,588,490)	(27,386,630)	(218,120)	(9,356,010)	—	—	(5,027,050)	—	(178,267,680)
Reversal of impairment	46,899,260		—	10,442,300	39,134,890	—	19,784,040	62,440	—	8,467,170	—	124,790,100
Disposals	4,712,390		33,950	994,600	—	59,210	5,070	2,030,670	487,820	—	—	8,323,710
Translation effect	(15,029,580)		—	23,010	—	(939,730)	—	(65,130)	(186,380)	—	—	(16,197,810)
Balances as of December 31, 2024	Ps.	(901,583,069)	(7,574,244)	(326,936,205)	(1,413,192,433)	(51,487,596)	(303,184,790)	(46,845,363)	(18,471,570)	(53,493,199)	—	(3,122,768,469)
Wells, pipelines, properties, plant and equipment—net as of December 31, 2023	Ps.	285,434,820	12,017,211	182,581,787	353,323,631	25,387,796	124,426,910	6,610,224	16,080,145	423,571,347	52,888,295	1,482,322,166
Wells, pipelines, properties, plant and equipment—net as of December 31, 2024	Ps.	245,505,630	16,733,231	180,314,167	436,414,501	26,362,916	125,494,530	8,612,854	15,721,597	542,040,911	53,332,375	1,650,532,712
Depreciation rates	3 to 5%		5%	2 to7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

(1)Mainly wells, pipelines and plants.

A.As of December 31, 2024, 2023 and 2022, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps.7,937,219, Ps. 4,676,577, and Ps. 4,580,836, respectively. Financing cost rates during 2024, 2023 and 2022 were 7.82% to 18.68%, 6.47% to 7.62% and 5.40% to 7.80%, respectively.
B.The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2024, 2023 and 2022, recognized in operating costs and expenses, was Ps. 146,850,208, Ps. 137,555,276 and Ps. 139,771,815, respectively. These figures include Ps. 124,473,818, Ps. 115,208,527 and Ps.113,656,994 for oil and gas production assets and costs related to plugging and abandonment of wells for the years ended December 31, 2024, 2023 and 2022 of Ps. 789,805, Ps. 137,685 and Ps. 224,327, respectively.
C.As of December 31, 2024 and 2023, provisions relating to future plugging of wells costs amounted to Ps. 115,514,750 and Ps. 61,117,106, respectively, and are presented in the “Provisions for plugging of wells” (see Note 19).
D.As of December 31, 2024, 2023 and 2022, acquisitions of property, plant and equipment include transfers from wells unassigned to a reserve for Ps. 9,696,153, Ps. 14,306,298 and Ps. 10,630,314, respectively (see Note 13).
E.As of December 31, 2024, 2023 and 2022, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. 60,182,260, Ps. (40,731,370) and Ps. (14,982,766), respectively, which was mainly plant.
F.As of December 31, 2024, 2023 and 2022, PEMEX recognized a net impairment of Ps. (53,477,580), Ps. (28,797,518) and Ps. (83,538,021), respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	2024		2023		2022
	(Impairment) / Reversal of impairment, net
Pemex Industrial Transformation	Ps.	(78,049,865)	Ps.	(25,568,713)	Ps.	(25,615,351)
Pemex Exploration and Production	24,027,347		(2,353,077)		(60,438,070)
Pemex Logistics	582,923		(612,906)		2,121,045
MGAS	(37,985)		(191,786)		394,355
SUS	—		(71,036)		—
(Impairment), net	Ps.	(53,477,580)	Ps.	(28,797,518)	Ps.	(83,538,021)
Cash-Generating Unit of Pemex Exploration and Production
As of December 31, 2024, 2023 and 2022, Pemex Exploration and Production recognized a net reversal of impairment and net impairments of Ps. 24,027,347, Ps. (2,353,077), and Ps. (60,438,070), respectively, shown by CGUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2024		2023		2022
Aceite Terciario del Golfo	18,799,827		(16,192,262)		(2,870,820)
Antonio J. Bermúdez	3,903,165		9,724,991		(5,510,789)
Lakach	3,546,439		(423,347)		(648,846)
Tsimin Xux	3,211,743		(9,532,221)		2,268,459
Tamaulipas Constituciones	2,578,602		1,710,627		(2,333,354)
Arenque	1,702,529		(1,705,447)		—
Ayin-Alux	486,415		—		—
Poza Rica	385,159		(397,084)		—
Cuenca de Macuspana	83,560		837,460		(281,770)
Misión (CEE)	5,902		(458,354)		200,830
Ébano (CEE)	—		—		1,298,911
Cárdenas-Mora	—		1,150,448		(1,150,448)
Crudo Ligero Marino	—		1,420,120		—
Santuario El Golpe	—		1,454,789		(1,454,789)
Ixtal - Manik	—		6,042,806		(6,042,806)
Chuc	—		6,445,006		(6,517,953)
Cantarell	(904,083)		15,174,961		(48,371,891)
Ogarrio Magallanes	(2,999,484)		(6,973,649)		530,061
Burgos	(6,772,427)		(10,631,921)		10,447,135
Total	Ps.	24,027,347	Ps.	(2,353,077)	Ps.	(60,438,070)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2024 Pemex Exploration and Production recognized a net reversal of impairment of Ps.24,027,347 mainly due to: (i) the positive effect of Ps.246,736,694, due to lower productive costs mainly in the Aceite Terciario del Golfo, Antonio J. Bermúdez, Poza Rica and Arenque CGU's (ii) the positive effect due to an exchange rate of Ps.51,936,270 from Ps.16.9220 = U.S$1.00 as of December 31, 2023 to Ps.20.2683 = U.S$1.00 as of December 31, 2024; and (iii) an increase in crude oil prices and condensate products, generating a positive effect of Ps. 24,921,879 mainly in the Aceite Terciario del Golfo, Lakach, Tamaulipas Constituciones and Tsimin Xux CGU's. These effects were partially offset by (i) an increase in the discount rate of Ps.133,289,611 from de 9.93% in December 31, 2023 to 10.86% in December 31, 2024; (ii) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps.128,567,201 mainly in the Cantarell, Burgos and Ogarrio Sanchez Magallanes CGU's, and (iii) a negative tax effect of Ps.37,710,685 due to a higher tax base motivated by benefits in production costs, exchange rate and hydrocarbon prices, mainly in the Cantarell, Burgos and Ogarrio Sanchez Magallanes CGU's.

As of December 31, 2023, Pemex Exploration and Production recognized a net impairment of Ps. (2,353,077) mainly due to:(i) the negative effect of Ps.64,145,752 due to increase in cost and expenses mainly in the Aceite Terciario del Golfo, Burgos, Tsimin Xux and Ogarrio Sánchez CGUs, (ii) the negative effect due to an exchange rate of Ps. 47,149,878, from Ps. 19.4143 = U.S.$1.00 as of December 31, 2022, to Ps. 16.9220 = U.S.$1.00 as of December 31, 2023; and (iii) an increase in the discount rate of Ps. 23,731,588, from 9.31% in December 31, 2022 to 9.93% in December 31, 2023. These effects were partially offset by (i) an increase in crude oil prices and condensate products, generating a positive effect of Ps. 73,989,335 mainly in the Cantarell, Tamaulipas Constituciones and Crudo Ligero Marino CGUs; (ii) an increase in production profiles volume in the barrel of crude oil equivalent generating a positive effect of Ps. 45,517,214, mainly in the Antonio J. Bermúdez, Crudo Ligero Marino, Chuc, Ogarrio Sánchez, Ixtal Manik and Tamaulipas Constituciones CGUs; and (iii) a positive tax effect of Ps. 13,167,592, due to a lower tax base motivated by increases in cost and expenses at the Aceite Terciario del Golfo, Burgos and Tsimin Xux CGUs.
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
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

	2024	2023	2022
Average crude oil price	63.02 U.S.$/bl	64.08 U.S.$/bl	59.37 U.S.$/bl
Average gas price	4.89 U.S.$/mpc	4.79 U.S.$/mpc	4.98 U.S.$/mpc
Average condensates price	70.21 U.S.$/bl	73.00 U.S.$/bl	64.95 U.S.$/bl
After-tax discount rate	10.86% annual	9.93% annual	9.31% annual
Pre-tax discount rate	16.44% annual	15.10% annual	14.27% annual
For 2024, 2023 and 2022 the total forecast production, calculated with a horizon of 25 years, was 6,965 Billion barrels per day (Bbd), 7,082 Bbd and 7,078 Bbd per day of crude oil equivalent, respectively.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2024, 2023 and 2022, values in use for CGU are:

	2024		2023		2022
Chuc	82,745,798		58,954,530		58,826,338
Aceite Terciario del Golfo	62,598,697		27,318,209		44,910,967
Crudo Ligero Marino	42,175,410		34,288,720		27,993,723
Tsimin Xux	39,802,960		26,234,797		42,487,962
Ogarrio Magallanes	32,727,984		27,794,137		29,222,531
Antonio J. Bermúdez	32,097,908		23,434,323		10,090,851
Ixtal - Manik	23,891,174		14,311,152		10,377,668
Cantarell	18,829,360		19,852,385		—
Tamaulipas Constituciones	14,610,722		4,799,796		3,000,177
Poza Rica	10,324,802		6,089,496		8,212,280
Arenque	7,804,677		2,629,121		5,307,805
Lakach	4,874,349		—		—
Cuenca de Macuspana	1,996,655		612,773		82,209
Burgos	1,259,454		2,611,157		13,254,788
Ayín - Alux	750,222		—		—
Ébano (CEE)	—		4,690,690		4,857,880
Santuario El Golpe	—		3,640,552		—
Cárdenas-Mora	—		3,105,129		—
Total	Ps.	376,490,172	Ps.	260,366,967	Ps.	258,625,179
Cash-Generating Units of Pemex Industrial Transformation
As of December 31, 2024, 2023 and 2022, Pemex Industrial Transformation recognized a net impairment of Ps.(78,049,865), Ps.(25,568,713) and Ps.(25,615,351), respectively, shown by CGUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2024		2023		2022
Tula Refinery	(33,661,647)		(13,816)		9,757,714
Minatitlán Refinery	(16,652,058)		4,615,400		(17,502,044)
Salina Cruz Refinery	(7,270,800)		—		(101,943)
Madero Refinery	(6,369,734)		(10,125,589)		5,244,262
Cosoleacaque Petrochemical Complex	(5,716,817)		(5,096,027)		630,486
Ciudad Pemex Gas Processor Complex	(5,389,475)		—		—
Cactus Gas Processor Complex	(1,670,960)		(4,592,823)		—
Morelos Petrochemical Complex	(643,817)		(3,093,360)		(7,512,584)
Coatzacoalcos Gas Processor Complex	(576,742)		(2,051,842)		—
Ethylene Processor Complex	(424,382)		—		—
La Venta Gas Processor Complex	(396,654)		(541,766)		—
Matapionche Gas Processor Complex	(163,389)		(498,212)		—
Pajaritos Petrochemical Complex	(40,901)		—		31,596
Cangrejera Petrochemical Complex	—		(61,296)		(6,419,084)
Cadereyta Refinery	—		—		(68,460)
Salamanca Refinery	393		5,750,279		(5,819,013)
Arenque Gas Processor Complex	1,774		(159,571)		(199,943)
Poza Rica Gas Processor Complex	137,833		(646,813)		(3,656,338)
Cangrejera Ethylene Complex	312,331		(771,161)		—
Nuevo Pemex Gas Processor Complex	475,180		(8,282,116)		—
Total	Ps.	(78,049,865)	Ps.	(25,568,713)	Ps.	(25,615,351)

As of December 31, 2024, Pemex Industrial Transformation recognized the net impairment of Ps.(78,049,865) mainly due to an impact on the estimate gross result as a consequence of the decrease in sale prices and an increase in the discount rate of CGUs as refined products from 13.68% as of December 31, 2023 to 14.75% as of December 31, 2024. These effects were partially offset by a stabilization in production levels during 2024 due to the implementation of the Rehabilitation program in process plants, auxiliary services, and tanks.

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
As of December 31, 2022, the net impairment of Ps.(25,615,351) was mainly due to: (i) the negative effect due to an exchange rate, from Ps. 20.5835 = U.S.$1.00 as of December 31, 2021, to Ps. 16.9220 = U.S.$1.00 as of December 31, 2022, and (ii) a negative effect in the discount rate, from 9.45% in 2021 to 14.16% in 2022; and (iii) a projected decrease in revenues.

To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

		As of December 31,
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
	Refining			Gas			Petrochemicals			Ethylene			Fertilizers
Average crude oil Price (U.S.$)	101.82	105.5	68.79	N.A.			N.A.			N.A.			N.A
Processed volume (1)	866 mbd	993 mbd	909 mbd	2,746 mmpcd of humid gas	3,201 mmpcd of humid gas	2,061 mmpcd of humid gas	Variable because the load inputs are diverse
Rate of U.S.$	$20.2683	$16.9220	$19.4143	$20.2683	$16.9220	$19.4143	$20.2683	$16.9220	19.4143	$20.2683	$16.9220	19.4143	$20.2683	$16.9220	$19.4143
Useful lives of the cash-generating units (year average)	12	12	12	7	6	7	4	5	5	7	5	5	6	5	4
Pre-tax discount rate	14.75%	13.68%	14.16%	15.93%	12.25%	13.20%	11.35%	10.31%	10.73%	11.35%	10.31%	10.73%	12.35%	13.25%	13.25%
Period (2)	2025-2036	2024-2035	2024 - 2035	2025-2031	2024 - 2029	2024 - 2029	2025-2028	2024-2027	2024 - 2027	2025-2031	2024-2028	2024 - 2028	2025-2030	2024-2028	2024 - 2028

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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of December 31, 2024, 2023 and 2022, the value in use for the impairment of fixed assets was as follows:

	2024		2023		2022
Salamanca Refinery	38,826,331		52,973,936		17,799,786
Cadereyta Refinery	38,491,000		49,608,678		48,191,707
Salina Cruz Refinery	20,203,733		51,877,280		49,725,087
Tula Refinery	18,074,762		46,202,340		48,695,398
Cangrejera Ethylene Processor Complex	11,278,426		8,758,887		—
Nuevo Pemex Gas Processor Complex	8,136,516		8,412,828		31,708,026
Ciudad Pemex Gas Processor Complex	6,358,136		13,566,516		—
Cactus Gas Processor Complex	5,301,464		7,412,437		—
Burgos Gas Processor Complex	3,457,364		1,972,249		—
Independencia Petrochemical Complex	1,899,481		4,382,873		—
La Venta Gas Processor Complex	977,988		1,471,999		—
Coatzacoalcos Gas Processor Complex	921,077		1,764,690		—
Morelos Ethylene Processor Complex	538,152		923,623		—
Pajaritos Ethylene Processor Complex	184,970		—		—
Madero Refinery	—		14,453,809		10,279,749
Minatitlán Refinery	—		4,184,019		4,061,210
Cosoleacaque Petrochemical Complex	—		1,502,395		1,974,484
Arenque Gas Processor Complex	—		—		105,610
Total	Ps.	154,649,400	Ps.	269,468,559	Ps.	212,541,057
Cash-Generating Units of Pemex Logistics
As of December 31, 2024, 2023 and 2022, Pemex Logistics recognized a net reversal of impairment, a net impairment and a net reversal of impairment of Ps.582,923, Ps.(612,906) and Ps.2,121,045, respectively show by CGU as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The net reversal of impairment and (impairment), was in the following CGUs:

	2024		2023		2022
Storage terminals	Ps.	582,923	Ps.	(582,923)	Ps.	—
Construction in progress	—		(58,816)		2,121,045
Land and transport (white pipelines)	—		28,833		—
Reversal of impairment (impairment), net	Ps.	582,923	Ps.	(612,906)	Ps.	2,121,045

		As of December 31,
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	Pipelines			Landing transport			Vessel
Discount rate	16.57%	14.80%	12.73%	16.57%	14.80%	12.73%	16.57%	14.80%	12.73%
Useful life	17	19	19	14	0	2	14	15	16
As of December 31, 2024, Pemex Logistics recognized a reversal of impairment of Ps.582,923 due to a decrease in value of the CGU due to the depreciation of the assets that are part of the calculation.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The recoverable amounts of the assets as of December 31, 2024, 2023 and 2022, corresponding to the discounted cash flows at the rate of 16.57%, 14.80% and 12.73%, respectively, as follows:

	2024		2023		2022
TAD, TDGL, TOMS (Storage terminals)	Ps.	66,363,740	Ps.	69,078,019	66,431,256
Pipelines	—		—		43,707,101
Primary logistics	—		111,366,873		74,294,282
Total	Ps.	66,363,740	Ps.	180,444,892	184,432,639

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
EECs as of December 31, 2024 are:
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
•Hydrocarbon Extraction Contract for the Ek-Balam (shallow water) Block. Pemex Exploration and Production owns 100% of this contractual area.
II.Production contracts in consortium
•Exploration and Extraction Contract related to Block 2 Tampico Misantla, pursuant to a consortium formed by Pemex Exploration and Production and DEA Deutsche Erdoel AG México, S. de R.L. de C.V. (“DEA”) and Compañía Española de Petróleos, S. A. U., (jointly liable). The object of the contract is the realization of oil activities, under shared production contracts, by the contractor for the contractual area and the sharing of costs, risks, terms and conditions involved in the contract and in accordance with the applicable regulations and best practices of the industry, receiving in exchange, benefits in favor of the contractor. Pemex Exploration and Production and DEA each have a 50% interest in this contractual area. Pemex Exploration and Production is the operator under this contract.
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
•Hydrocarbons Exploration and Extraction Contract for Block 35, Cuenca del Sureste, by Shell Exploración y Extracción de México, S.A. de C.V. (as operator) and Pemex Exploration and Production. Shell Exploración y Extracción de México, S.A. de C.V. and Pemex Exploration each have a 50% interest in this contractual area.

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
•Exploration and Extraction Contract, related to Ébano Block, pursuant to a consortium formed by Pemex Exploration and Production (as partner), DS Servicios Petroleros, S.A. de C.V. (as operator) and D&S Petroleum S.A. de C.V. (as partner). Pemex Exploration and Production owns 45% of this contractual area, DS Servicios Petroleros S.A. de C.V. owns 54.99%, while D&S Petroleum S.A. de C.V. owns 0.01%.
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
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

See below for a condensed statement of comprehensive income and condensed statement of financial position, summarizing the exploration and extraction contracts listed above (presentation non-audited):

	Production-sharing contracts
As of /For the year ended December 31, 2024	EK-Balam	Block 2	Block 8	Block 16	Block 17	Block 18	Block 29	Block 32	Block 33	Block 35	Santuario El Golpe	Misión	Ébano
Sales:
Net sales	12,225,596	—	—	—	—	—	—	—	—	—	1,229,306	430,443	522,949
Cost of sales	7,939,522	95,842	46,139	28,065	29,412	64,656	38,140	2,704	565,361	13,558	1,041,355	287,299	280,153
Gross income (loss)	4,286,074	(95,842)	(46,139)	(28,065)	(29,412)	(64,656)	(38,140)	(2,704)	(565,361)	(13,558)	187,951	143,144	242,796
Other income (loss), net	1,065,212	61,419	11,322	(63)	(69)	—	—	—	(113,023)	(2,128)	86,420	21,207	(17,809)
Administrative expenses	—	—	—	—	—	—	—	—	—	—	5,759	—	65,534
Operating income (loss)	5,351,286	(34,423)	(34,817)	(28,128)	(29,481)	(64,656)	(38,140)	(2,704)	(678,384)	(15,686)	268,612	164,351	159,453
Taxes, duties and other	(9,160,522)	1,361	352	—	—	—	—	—	—	—	18,486	(29,475)	6,402
Net income (loss)	14,511,808	(35,784)	(35,169)	(28,128)	(29,481)	(64,656)	(38,140)	(2,704)	(678,384)	(15,686)	250,126	193,826	153,051
Cash and cash equivalents	15	359,432	2,137	—	—	132,059	69,518	233,010	—	—	—	—	—
Accounts receivable	68,946,529	538,316	2,518	(16,868)	(38,161)	81,874	1,299,510	70,543	(803,561)	282,428	14,112,454	9,036,988	3,862,148
Total current assets	68,946,544	897,748	4,655	(16,868)	(38,161)	213,933	1,369,028	303,553	(803,561)	282,428	14,112,454	9,036,988	3,862,148
Wells, pipelines, properties, plant and equipment, net	42,688,201	—	—	—	—	—	—	—	—	—	1,970,797	1,540,335	557,176
Other assets	—	12,111	—	—	—	—	—	—	—	—	—	—	—
Total assets	111,634,745	909,859	4,655	(16,868)	(38,161)	213,933	1,369,028	303,553	(803,561)	282,428	16,083,251	10,577,323	4,419,324
Suppliers	25,828,542	(11,241)	(10,031)	78,203	77,138	738	14,423	1,007	315,696	662,077	8,552,790	4,840,235	2,119,046
Taxes and duties payable	95	1,246	1,331	—	—	1,847	1,069	—	—	—	—	474	—
Other current liabilities	4,196,302	1,482,179	431,347	53,145	41,520	600,256	1,512,661	506,322	62,729	48,402	2,222,286	1,884,459	500,595
Total liabilities	30,024,939	1,472,184	422,647	131,348	118,658	602,841	1,528,153	507,329	378,425	710,479	10,775,076	6,725,168	2,619,641
Equity (deficit), net	81,609,806	(562,325)	(417,992)	(148,216)	(156,819)	(388,908)	(159,125)	(203,776)	(1,181,986)	(428,051)	5,308,175	3,852,155	1,799,683

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	License contracts
As of /For the year ended December 31, 2024	Block 3	Block 2	Block 5	Block 18	Block 22	Cárdenas Mora	Ogarrio	Miquetla
Sales:
Net sales	—	—	—	—	—	1,309,613	1,159,304	189,839
Cost of sales	2,649	68,234	211,407	225,615	185,241	783,613	710,328	102,331
Gross income (loss)	(2,649)	(68,234)	(211,407)	(225,615)	(185,241)	526,000	448,976	87,508
Other income (loss), net	(400)	(7,528)	—	(673)	1	76,701	58,785	9,503
Administrative expenses	—	—	—	—	—	—	29,956	27,692
Operating income (loss)	(3,049)	(75,762)	(211,407)	(226,288)	(185,240)	602,701	477,805	69,319
Taxes, duties and other	—	—	—	—	—	15,850	13,516	2,581
Net income (loss)	(3,049)	(75,762)	(211,407)	(226,288)	(185,240)	586,851	464,289	66,738
Cash and cash equivalents	—	—	3	—	—	362	—	—
Accounts receivable	7,299	28,479	22,460	(101,250)	73,879	10,775,565	3,707,588	1,058,054
Total current assets	7,299	28,479	22,463	(101,250)	73,879	10,775,927	3,707,588	1,058,054
Wells, pipelines, properties, plant and equipment, net	—	—	—	—	—	1,774,329	1,446,710	269,169
Total assets	7,299	28,479	22,463	(101,250)	73,879	12,550,256	5,154,298	1,327,223
Suppliers	181,665	392,171	89,438	99,996	543,024	8,694,228	8,167,448	1,159,508
Taxes and duties payable	—	—	6,208	6,627	—	7	—	—
Other current liabilities	51,005	181,398	629,336	546,617	105,427	(1,446,339)	(8,042,370)	—
Total liabilities	232,670	573,569	724,982	653,240	648,451	7,247,896	125,078	1,159,508
Equity (deficit), net	(225,371)	(545,090)	(702,519)	(754,490)	(574,572)	5,302,360	5,029,220	167,715

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 13.    INTANGIBLE ASSETS, NET
As of December 31, 2024 and 2023, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 17,088,277 and Ps. 20,350,819, respectively as follows:
A.    Wells unassigned to a reserve

	2024		2023
Wells unassigned to a reserve:
Balance at the beginning of the year	Ps.	18,940,360	Ps.	28,388,655
Additions to construction in progress	32,273,388		34,387,333
Transfers against expenses	(25,944,025)		(29,529,330)
Transfers against fixed assets	(9,696,153)		(14,306,298)
Balance at the end of the year	Ps.	15,573,570	Ps.	18,940,360
As of December 31, 2024, 2023 and 2022, PEMEX recognized expenses related to unsuccessful wells of Ps. 38,990,149, Ps. 33,966,315 and Ps. 21,021,660, respectively, directly in its statement of comprehensive income.
B.    Other intangible assets

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2024	Ps.	6,562,014	1,587,720	Ps.	8,149,734
Additions	482,932		42,440	525,372
Effects of foreign exchange	138,607		319,660	458,267
	7,183,553		1,949,820	9,133,373
Amortization accumulated
Balance as of January 1, 2024	(6,060,212)		(679,063)	(6,739,275)
Amortization	(603,091)		(23,709)	(626,800)
Effects of foreign exchange	(115,991)		(136,600)	(252,591)
	(6,779,294)		(839,372)	(7,618,666)
Balance as of December 31, 2024	Ps.	404,259	1,110,448	Ps.	1,514,707
Useful lives	1 to 3 years		Up to 36 years

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2023	Ps.	6,241,489	1,764,208	Ps.	8,005,697
Additions	424,295		223,014	647,309
Effects of foreign exchange	(103,770)		(399,502)	(503,272)
	6,562,014		1,587,720	8,149,734
Amortization accumulated
Balance as of January 1, 2023	Ps.	(5,613,088)	(756,330)	(6,369,418)
Additions	53,360		—	53,360
Amortization	(580,267)		(19,360)	(599,627)
Effects of foreign exchange	79,783		96,627	176,410
	(6,060,212)		(679,063)	(6,739,275)
Balance as of December 31, 2023	Ps.	501,802	908,657	Ps.	1,410,459
Useful lives	1 to 3 years		Up to 36 years
NOTE 14.    GOVERNMENT BONDS AND OTHER ASSETS
A.    Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of December 31, 2024 and 2023:

	2024		2023
Government bonds (1)	Ps.	35,875,353	Ps.	64,132,418
Less: current portion of Government Bonds, net of expected credit losses	14,740,032		28,637,314
Total long-term notes receivable	Ps.	21,135,321	Ps.	35,495,104
(1)As of December 31, 2024 and 2023, includes an expected credit loss of Ps. 2,869 and Ps. 5,595, respectively.
As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) for payments related to its pension and retirement plan obligations.
During the period from January 1 to December 31, 2024, interest income generated by the Government Bonds amounted to Ps. 4,612,403, of which Petróleos Mexicanos received payments in the amount of Ps. 4,854,744. During the period from January 1 to December 31, 2023, interest income generated by the Government Bonds amounted to Ps. 7,426,089, of which Petróleos Mexicanos received payments in the amount of Ps. 8,052,642.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2024 and 2023 the Government Bonds consist of 5 and 12 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the SHCP with maturities between 2024 and 2026, at nominal value of Ps. 35,778,918 and 63,875,778, respectively.
As of December 31, 2024 and 2023, the fair value of the transferred assets was Ps. 35,279,002 and Ps. 62,731,992, respectively and the fair value of the associated liabilities was Ps. 33,941,600 and Ps. 49,317,793, respectively, resulting in a net position of Ps. 1,337,402 and Ps. 13,414,199, respectively.
As of December 31, 2024 and 2023, the recorded liability was Ps. 34,357,836 (Ps. 34,006,893 of principal and Ps. 350,943 of interest) and Ps. 59,364,989 (Ps. 58,741,483 of principal and Ps. 623,506 of interest), respectively (see Note 15).
The roll-forward of the Mexican Bonds is as follows:

	December 31,
	2024		2023
Balance as of the beginning of the year	Ps.	64,132,418	Ps.	110,179,517
Government Bonds collected (1)	(28,096,861)		(45,849,715)
Accrued interests	4,612,403		7,426,089
Interests received from bonds	(4,854,744)		(8,052,642)
Impact of the valuation of bonds in UDIs	—		(445,787)
Amortized cost	79,410		870,834
Reversal of impairment of bonds	2,727		4,122
Balance at the end of the year	Ps.	35,875,353	Ps.	64,132,418
(1)During 2024, some series of Mexican Government Bonds were collected in February, April, June, August, September, October and December.
B.    Other assets
At December 31, 2024 and 2023, the balance of other assets was as follows:

	December 31,
	2024		2023
Restricted cash (1)	Ps.	17,119,599	Ps.	—
Other	4,657,144		3,353,985
Payments in advance (2)	4,029,445		5,907,464
Insurance	1,922,587		1,352,643
Total other assets	Ps.	27,728,775	Ps.	10,614,092
(1)Restricted cash as collateral for a financing transaction maturing in November 2026, and restricted cash corresponds to judicial seizures of Ps. 14,972,193 and Ps.2,417,406, respectively.
(2)Mainly advance payments to contractors for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, through PTI ID.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 15.    DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2024, published in the Official Gazette of the Federation on November 13, 2023, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps.138,119,100 and an external net debt up to U.S.$3,726,500. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the fiscal year of 2024.
During the period from January 1 to December 31, 2024, PEMEX participated in the following financing activities:
•On April 12, 2024, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in April 2025. As of December 31, 2024 the available amount was Ps.250,000.

•On April 18, 2024, Petróleos Mexicanos issued U.S.$500,000 of its Senior Guaranteed Floating Rate Notes due March 2025 bearing interest at a floating rate linked to 90-day SOFR plus a margin of 300 basis points and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

•On April 26, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.850,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin of 400 basis points, maturing in April 2025.

•On May 24, 2024, Petróleos Mexicanos entered into an amended revolving credit facility of Ps.19,000,000, to a credit facility bearing interest at a floating rate linked to 28-days TIIE plus a margin of 350 basis points, maturing in May 2028.

•On June 12, 2024, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in June 2025. The credit facility is fully drawn.

•On June 18, 2024, Petróleos Mexicanos drew Ps.1,700,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in January 2025.

•On June 25, 2024, Petróleos Mexicanos drew Ps.23,400,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 270 basis points, maturing in July 2026.

•On July 2, 2024, Petróleos Mexicanos entered into a U.S.$2,501,549 credit facility bearing interest at a floating rate linked to 30-day SOFR plus a margin of 215 basis points, maturing in July 2026. That amount was modified to U.S.$5,301,550 on December 6, 2024. As of December 31, 2024 the available amount was Ps.2,300,000.

•On July 10, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$341,667, from a credit facility bearing interest at a floating rate linked to 30-day SOFR plus a margin of 425 basis points, maturing in March 2025.

•On July 17, 2024, Petróleos Mexicanos entered into a U.S.$750,000 amended revolving credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 454 basis points, maturing in January 2026.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•On August 30, 2024, Petróleos Mexicanos entered into a Ps.1,000,000 a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in February 2025.

•On September 13, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in January 2025.

•On September 13, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in January 2025.

•On September 19, 2024, Petróleos Mexicanos entered into a Ps.5,000,000 credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 400 basis points, maturing in September 2025, which as of December 31, 2024 the available amount is Ps.1,200,000.
•On October 28, 2024, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 182-day TIIE plus a margin of 370 basis points, maturing in October 2026.

•On October 31, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE, maturing in April 2025.

•On November 11, 2024, Petróleos Mexicanos entered into a Ps.2,000,000, credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in May 2025.

•On November 12, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$.40,000, from a credit facility bearing interest at a floating rate linked to 30-day SOFR plus a margin of 415 basis points, maturing in May 2025.

•On November 14, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 350 basis points, maturing in May 2025.

•On November 19, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 350 basis points, maturing in February 2025.

•On November 19, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 350 basis points, maturing in February 2025.

•On November 19, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 350 basis points, maturing in March 2025.

•On November 22, 2024, Petróleos Mexicanos entered into a Ps.3,000,000, credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in May 2025.

•On November 29, 2024, Petróleos Mexicanos entered into a Ps.2,553,750, amended credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 315 basis points, maturing in May 2025.

•On December 6, 2024, Petróleos Mexicanos entered into a Ps.5,301,549, amended credit facility bearing interest at a floating rate linked to 30-day SOFR plus a margin of 215 basis points, maturing in July 2026.
•On December 13, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in March 2025.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•On December 18, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,725,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in June 2025.

•On December 19, 2024, Petróleos Mexicanos drew Ps.5,841,180, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 225 basis points, maturing in December 2026.

•On December 20, 2024, Petróleos Mexicanos drew U.S.$500,000 from a credit facility bearing interest at a fixed rate plus a margin of 750 basis points due March 2026.

•On December 23, 2024, Petróleos Mexicanos issued U.S.$225,000 of its Senior Guaranteed Floating Rate Notes due March 2026 bearing interest at a floating rate linked to 90-day, compounded SOFR plus a margin of 375 basis points and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

•On December 23, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in June 2025.

•On December 24, 2024, Petróleos Mexicanos issued U.S.$400,000 of its Senior Guaranteed Floating Rate Notes due December 2025, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

•On December 27, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in April 2025.

•On December 30, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE, maturing in March 2025.

All the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

As of December 31, 2024, PEMEX had U.S.$5,902,000 and Ps.20,500,000 in credit lines in order to provide liquidity. As of December 31, 2024 the peso-denominated credit lines were fully drawn and U.S. $230,000 was available under U.S. dollar-denominated credit lines.

As of December 31, 2023, the outstanding amount under PMI Trading's revolving credit line was U.S.$661,213. From January 1 to December 31, 2024, PMI Trading obtained U.S.$1,605,394 from its revolving credit line and repaid U.S.$2,060,292. As of December 31, 2024, the outstanding amount under this revolving credit line was U.S.$206,314 and the available amount was U.S.$23,685.

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
•On August 28, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000 bearing interest rate linked to 28-day TIIE plus 230 basis points, maturing in February 2024.
•On September 13, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.4,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 365 basis points, maturing in September 2024.
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
•On November 30, 2023, Petróleos Mexicanos, entered into a new revolving credit facility of Ps.2,256,000 bearing interest at a floating rate linked to 28-day TIIE plus a variable margin of 310 basis points, maturing in November 2024.
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
As of December 31, 2024 and 2023 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2024 and 2023, debt was as follows:

			2024 (B)
	Rate of interest (A)	Maturity	Pesos		Foreign currency
U.S. dollars
Bonds	Fixed from 2.38% to 10.00%, SOFR plus 0.612% to 3.750%	Various to 2060	Ps.	1,218,029,594	US$	60,095,301
Project financing	SOFR plus 0.87% to 1.81%	Various to 2031	8,380,867		413,496
Direct loans	Fixed of 10.38% and SOFR plus 2.15% to 4.54%	Various to 2033	101,351,485		5,000,493
Syndicated loans	SOFR plus 4.85%	Various to 2026	30,402,450		1,500,000
Revolving credit lines	SOFR plus 3.00% to 4.85%	2025	131,369,868		6,481,543
Financing of Infrastructure asset	Fixed from 8.38% and 8.89%	Various to 2036	20,846,608		1,028,533
Total financing in U.S. dollars			1,510,380,872		US$	74,519,366
Euros
Bonds	Fixed from 2.75% to 5.50%	Various to 2030	136,091,806			€6,484,638
Japanese yen
Bonds	Fixed from 0.54%	Various to 2026	10,306,353			¥79,956,191
Pesos
Certificados bursátiles	Fixed of 7.47%	Various to 2026	31,318,419
Direct loans	TIIE plus 0.85% to 4.50%	Various to 2029	143,086,612
Syndicated loans	TIIE plus 0.95%	Various to 2025	1,350,000
Revolving credit lines	TIIE plus 4.25%	2025	20,500,000
Others	TIIE plus 2.65%	Various to 2026	34,006,893
Total financing in pesos			230,261,924
UDIs
Certificados bursátiles	Fixed from 3.02% to 5.23%	Various to 2035	41,592,362
Other currencies
Bonds	Fixed from 3.75%	Various to 2025	11,412,443
Total principal in pesos (C)			1,940,045,760
Plus:
Accrued interest			38,726,495
Total principal and interest			1,978,772,255
Less:
Short-term maturities			386,492,022
Accrued interest			38,726,495
Total short-term debt and current portion of long-term debt			425,218,517
Long-term debt			Ps.	1,553,553,738

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

A.As of December 31, 2024 and 2023, interest rates were as follows: one week SOFR of 4.490% and 5.380%, one month SOFR of 4.33249%, three month SOFR of 4.30510% and 5.33140%, six month SOFR of 4.250%, TIIE rate of 10.2440% and 11.5035%, respectively, for 28 days; TIIE rate of 10.633% and 11.475%, respectively, for 91 days; and TIIE rate of 10.769% and 11.423%, respectively, for 182 days. Three-month EURIBOR of 3.909% for 2023.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

B.As of December 31, 2024 and 2023, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	2024	2023
U.S. dollar	20.2683	16.9220
Japanese yen	0.1289	0.1200
Pounds sterling	25.3860	21.5646
Euro	20.9868	18.6963
Swiss francs	22.3721	20.1101
UDI	8.340909	7.981602

C.Includes financing from foreign banks of Ps. 1,612,427,515 and Ps. 1,446,679,514, as of December 31, 2024 and 2023, respectively.
D. The following table presents the roll-forward of total debt of PEMEX for each of the year ended December 31, 2024 and 2023, which includes short and long-term debt:

	2024 (1)		2023 (1)
Changes in total debt:
At the beginning of the year	Ps.	1,794,470,357	Ps.	2,091,463,996
Loans obtained - financing institutions	1,056,523,887		881,401,059
Debt payments	(1,148,872,172)		(978,854,627)
Accrued interest (2)(3)	163,614,450		153,446,638
Interest (paid)	(148,380,958)		(144,121,371)
Foreign exchange	261,416,691		(208,865,338)
At the end of the year	Ps.	1,978,772,255	Ps.	1,794,470,357
(1)These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as, Multiple Services Contracts), which do not generate cash flows.
(2)During 2024, includes Ps. 622,591 of premiums and awards amortizations; Ps. (1,900,454) of fees and expenses related to the issuance of debt and amortized cost of Ps. 2,127,973.
(3)During 2023, includes Ps. 8,569 of premiums and awards amortizations; Ps. (1,026,065) of fees and expenses related to the issuance of debt and amortized cost of Ps. 2,780,392.

E. Maturity of the total principal outstanding:

	2025		2026	2027	2028	2029	2030 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2024, for each of the years ending December 31.	Ps.	425,218,517	320,150,123	153,134,281	113,244,101	76,325,207	890,700,026	Ps.	1,978,772,255
NOTE 16.    LEASES
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
Lease information where PEMEX is a lessee is presented as follows:
i.Rights of use assets are as follow:

	Rights of use assets
	Transportation and storage equipment		Plants	Drilling equipment	Rights of use	Port facilities	Buildings	Lands	Catalyst	Machinery and Equipment	Total
Balance as of January 1, 2023	Ps.	19,258,587	20,075,267	5,899,525	1,576,924	2,614,953	68,564	27,027	—	—	Ps.	49,520,847
Depreciation of the year	(3,495,211)		(1,869,775)	(122,883)	(80,269)	(196,422)	(37,573)	(5,810)	(77,243)	(1,654)	(5,886,840)
Additions	2,163,251		—	—	—	367,830	48,581	—	—	139,644	2,719,306
Cancellations	(12,766)		(2,565,518)	(357,899)	—	(106,267)	(7,873)	(804)	357,899	—	(2,693,228)
Currency translation effect	(345,058)		—	—	—	(59,603)	(4,453)	(266)	(47,525)	—	(456,905)
Balance as of December 31, 2023	Ps.	17,568,803	15,639,974	5,418,743	1,496,655	2,620,491	67,246	20,147	233,131	137,990	Ps.	43,203,180
Depreciation of the year	(3,724,213)		(1,691,204)	(123,692)	(79,744)	(181,234)	(31,637)	(1,586)	(85,242)	(111,642)	(6,030,194)
Cancellations	(257,031)		—	—	—	—	(3,401)	—	—	(77,421)	(337,853)
Additions	4,058,802		—	—	—	119,709	18,430	—	—	328,424	4,525,365
Currency translation effect	489,269		—	—	—	64,525	7,657	5,346	36,933	305	604,035
Balance as of December 31, 2024	Ps.	18,135,630	13,948,770	5,295,051	1,416,911	2,623,491	58,295	23,907	184,822	277,656	Ps.	41,964,533
Estimated useful life	1 to 10 years		14 years	10 years	23 years	20 years	1 to 5 years	5 years	5 years	1 to 5 years
ii.Leases liabilities are as follows:

	2024		2023
Lease liabilities recognized at January 1	Ps.	41,848,333	51,131,575
Additions	4,525,365		2,694,129
Cancellations	(337,853)		(2,816,690)
Payments of principal	(6,335,772)		(5,484,624)
Accrued interest	3,224,719		3,472,355
Interests paid	(2,128,875)		(2,291,356)
Foreign Exchange	6,029,349		(4,857,056)
Lease liabilities at December 31,	Ps.	46,825,266	41,848,333
The obligation recognized as of December 31, 2024 and 2023, amounted to Ps. 46,825,266 and Ps. 41,848,333, of which Ps. 8,628,404 and Ps. 8,003,743 were recognized in current liabilities and Ps. 38,196,862 and Ps. 33,844,590 in non-current liabilities, respectively.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

iii.Amounts recognized in the statement of comprehensive Income

	2024		2023
Depreciation of rights of use	Ps.	6,030,194	Ps.	5,886,840
Interests from lease liabilities	3,422,669		3,948,398
Expenses related to short-term leases	671,277		609,927
iv.Amounts recognized in the statement of cash flows

	2024		2023
Lease payments (principal and interest)	Ps.	(8,464,647)	Ps.	(7,775,980)
NOTE 17.    DERIVATIVE FINANCIAL INSTRUMENTS

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
Most of DFIs held with financial counterparties do not require collateral exchange clauses. Notwithstanding, PEMEX’s regulatory framework promotes credit risk mitigation strategies such as collateral exchange.
PEMEX does not have an independent third party to verify compliance with these internal standards; however, PEMEX has internal control procedures that certify compliance with existing policies and guidelines.

A.    Risk Management
I.    Market Risk
i.    Interest rate risk
PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar Secured Overnight Financing Rate (SOFR) and to Mexican peso Interbank Interest rate (TIIE). As of December 31, 2024, approximately 22.6% of PEMEX’s total net debt outstanding (including DFIs) consisted of floating rate debt.
Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps and options. Through the swap agreements, PEMEX acquires the obligation to make payments based on a fixed or floating interest rate in exchange for receiving payments referenced to a floating or fixed interest rate according to what is assessed as convenient. On the other hand, under the option agreements, PEMEX acquires protection against potential increases in the floating interest rates of some of its liabilities.
During 2024, PEMEX entered into nine interest rate swaps for an accumulated notional amount of U.S. 900 million, through which the fixed coupons associated with a U.S. 1,988 million debt issue maturing in 2028 were converted into floating coupons referenced to SOFR floating interest rates, in order to reduce the financial cost.
As of December 31, 2024, Petróleos Mexicanos was a party to twelve interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S.$1,022,500 at a weighted average fixed interest rate of 4.99% and a weighted average term of 2.8 years years.
Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA could also execute interest rate swap agreements denominated in U.S. dollars. During 2024 there were no ongoing interest DFI of PMI NASA.
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
IBOR reference rates transition
As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M” three months “3M”, six months “6M” and twelve months “12M”) or the EURIBOR in Euros, ceased being published in June, 2023, and were replaced by alternative reference rates, based on risk-free rates obtained from market operations.
In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amount As of December 31, 2024 (in thousands of each currency)
Debt	TIIE 28D MXN	173,349,237
	TIIE 91D MXN	6,743,603
DFI	TIIE 28D MXN	31,733,673
*Note: Notional amounts with maturity after December 31, 2024.

In this regard, the Mexican Central Bank announced that the 28-day TIIE will cease to be a reference for new contracts starting from January 1st, 2025. However, it stated that it will continue to publish it as a reference for all instruments contracted prior to this date. Likewise, the 91-day and 182-day TIIE ceased to be references for new contracts starting from January 1, 2024. For the above, Petroleos Mexicanos will carry out the actions it deems pertinent and necessary to modify contracts referenced to TIIE rates in accordance with the modifications announced by Banco de Mexico.
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
PEMEX’s expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. On the other hand, PEMEX

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

determines the annual amount to be allocated to its capital expenditure and operating expenses as a fixed amount in pesos.
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
As of December 31, 2024, and 2023, PEMEX did not enter into any DFIs to mitigate the exchange rate risk, since no debt in currencies other than U.S. dollars or pesos was issued.
Nevertheless, during 2023, PEMEX carried out the partial restructure of one and the whole restructure of another cross-currency swap, entering into three similar DFIs, with better financial conditions for PEMEX, having the main objective of reducing the financing cost of its debt. These restructured swaps have the purpose of hedging the exchange rate risk of debt issued by €650,000, with maturity in 2025.
Additionally, during 2023, PEMEX restructured ten cross currency capped swaps that had the purpose of hedging the exchange rate risk of debt issued by €1,250,000.00, with maturity in 2027. The restructure consisted in entering into ten similar DFIs, with better conditions for PEMEX, having the main objective of reducing the financing cost of its debt.
PEMEX recorded a total foreign exchange (loss) gain of Ps. (304,452,236), Ps. 238,079,042 and Ps. 129,690,090, for the years ended December 31, 2024, 2023 and 2022, respectively. These amounts include the unrealized foreign exchange (loss) gain associated with debt of Ps. (261,416,691), Ps. 208,865,338 and Ps. 121,255,142 for the years ended December 31, 2024, 2023 and 2022, respectively. Unrealized foreign exchange gains and losses do not impact PEMEX’s cash flows. The depreciation of the peso during 2024 caused a total net foreign exchange loss because a significant portion of PEMEX’s debt, 88.13% (principal only) as of December 31, 2024, is denominated in a currency other than the Mexican peso. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect PEMEX’s ability to meet U.S. dollar-denominated financial obligations and it improves PEMEX’s ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase PEMEX’s peso-denominated debt service costs on a U.S. dollar basis.
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
In 2017, the Board of Directors of Petróleos Mexicanos approved the establishment of an Annual Oil Hedging Program. Since then, PEMEX has implemented hedging strategies to protect its cash flows from falls in the Mexican crude oil basket price from the level that PEMEX asses as adequate, considering the cost-protection ratio.
During the second half of 2022, and the first quarter of 2023, PEMEX entered into a crude oil hedge for the fiscal year 2023 pursuant to which PEMEX hedged 320 thousand barrels per day on average for the period between January 2023 and December 2023, for U.S.$199,943.
During the second half of 2023, and the first semester of 2024, PEMEX entered into a crude oil hedge for the fiscal year 2024, pursuant to which PEMEX hedged 168 thousand barrels per day on average, for the period between December 2023 and December 2024, for U.S.$118,540.
During the second half of 2024, the implementation of the crude oil hedge for the fiscal year 2025 began, pursuant to which, as of December 31, 2024, PEMEX has hedged 185 thousand barrels per day on average, for the period between January 2025 and December 2025, for U.S.$92,372.
Additionally, PEMEX cash flows are exposed to crack spread movements as these determine the refining margin.
During the first semester of 2024, PEMEX implemented a hedging strategy to partially protect its cash flows exposed to diesel crack spread against drops below the level established in the Federal Revenue Law for the fiscal year 2024. This is a zero-cost hedging strategy, carried out through swaps which hedged 240,000 barrels for the period between March 2024 and May 2024.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Additionally, during the first semester of 2024, PEMEX implemented a hedging strategy to partially protect its cash flows exposed to gasoline crack spread against drops below the level established in the Federal Revenue Law for the fiscal year 2024. This is a zero-cost hedging strategy, carried out through swaps which hedged 1,980,000 barrels for the period between May 2024 and July 2024.
In addition to supplying natural gas, Pemex Industrial Transformation can offer DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices.
Since 2017, when this service is offered, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it would bear under such offered DFIs. Petróleos Mexicanos then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to financial counterparties by entering into the opposite position DFIs with such parties. As of December 31, 2024, there were no DFIs since all the DFIs in its portfolios expired in 2019. In case of entering into new trades, Pemex Industrial Transformation DFI portfolios have VaR and CaR limits in order to limit market risk exposure.
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
As of December 31, 2024, the VaRs of PEMEX’s investment portfolios were Ps. 0.00 for the Peso Treasury Portfolio, Ps. 0.00 for FOLAPE, and U.S.$ 0.00 for the U.S. Dollar Treasury Portfolio, since these investment portfolios have no risk position.
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
INTEREST RATE and CURRENCY DFIs
Interest rate sensitivity to + 10 bp

	Interbank Yield Curves						PEMEX Curves
Currency	Sensitivity debt		Sensitivity DFIs		Sensitivity net		Sensitivity debt
Euro	U.S.$	15,412	U.S.$	(14,447)	U.S.$	965	U.S.$	13,251
Pound Sterling	489		(489)		—		466
Yen	800		(740)		60		742
Peso	6,309		327		6,636		5,545
UDI	6,277		(6,277)		—		3,905
U.S. dollar	646,033		165,450		811,483		255,652
			In thousands of U.S. dollars Figures not audited
In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2024, 2023 and 2022, in which PEMEX assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.
At December 31, 2024, 2023 and 2022, had market interest rates been 25 basis points higher, with all other variables remaining constant, the net loss for the year ended December 31, 2024, would have been Ps. 708,985 higher, the net gain for the year ended December 31, 2023, would have been Ps. 616,468 lower and the net gain for the year ended December 31, 2022, would have been Ps. 796,763 lower, primarily as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, the net loss for the year ended December 31, 2024, would have been Ps. 708,985 lower, the net gain for the year ended December 31, 2023, would have been Ps. 616,468 higher and the net gain for the year ended December 31, 2022, would have been Ps. 796,763 higher, primarily as a result of a decrease in interest expense.
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
INTEREST RATE and CURRENCY DFIs
Exchange rate sensitivity +1% and VaR 95%

	Interbank Yield Curves				Sensitivity Net		VaR 95% Net		PEMEX Curves
Currency	Sensitivity Debt		Sensitivity DFIs						Sensitivity Debt
Euro	U.S.$	(72,172)	U.S.$	49,857	U.S.$	(22,315)	U.S.$	(12,294)	U.S.$	(66,247)
Pound Sterling	(5,612)		5,612		—		—		(5,447)
Yen	(5,103)		(1,343)		(6,446)		(7,227)		(4,821)
Peso	(118,168)		(17,731)		(135,899)		(142,785)		(113,756)
UDI	(20,627)		20,627		—		—		(17,672)
In thousands of U.S. dollars Figures not audited
As shown in the table above, exchange rate risk derived from debt denominated in currencies other than U.S. dollars is almost fully hedged by DFIs. The exchange rate risk exposure to the euro and Japanese yen is a result of the delta of the structures described above (Seagull Options and Calls), and considering the current exchange rate levels, represents a lower funding cost than the hedging strategies carried out through swaps.
In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2024, 2023 and 2022, in which PEMEX assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.
At December 31, 2024, 2023 and 2022, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, the net loss for the year ended December 31, 2024, would have been Ps. 181,253,630 higher, the net gain for the year ended December 31, 2023, would have been Ps.226,165,912 lower and the net loss for the year ended December 31, 2022, would have been Ps. 198,697,226 higher, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, the net loss for the year ended December 31, 2024, would have been Ps. 181,253,630 lower, the net gain for the year ended December 31, 2023, would have been Ps.226,165,912 higher and the net loss for the year ended December 31, 2022, would have been Ps. 198,697,226 lower, primarily as a result of the decrease in exchange rate losses.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Hydrocarbon price risk quantification
Pemex Industrial Transformation occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2024, Pemex Industrial Transformation’s natural gas DFI portfolios had no market risk exposure since all the DFIs in its portfolios expired in 2019.
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
PMI Trading’s global VaR associated with commodities market risk was U.S. $(2,932) as of December 31, 2024. This VaR was calculated using the historical method with a 95% confidence level, two-year history and a one-day horizon. The minimum VaR recorded on the year was U.S. $(2,180) (registered on December 30, 2024) and the maximum VaR recorded on the year was U.S. $(11,913) (registered on August 12, 2024). As of December 29, 2023, the global VaR 95% was U.S. $(4,363).
The quantification of crude oil price risk is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. As of December 31, 2024, this was U.S.$(10,487).
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
Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure to its counterparties to a specific threshold amount, as well as the counterparties’ exposure to PEMEX. The specified thresholds were not reached in any DFI during 2024 and no new DFI were entered into with this clause.
Nevertheless, during 2023, the specified thresholds were reached in one cross-currency swap which was used to hedge the exchange rate exposure to euro, this resulted in the cash settlement of such swap and the resetting of swap terms to return their MtM value to zero. Additionally, as part of the synthetic recouponing realized in 2023, a recouponing clause was incorporated into two cross currency capped swaps.

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
The current and potential exposures, aggregated by credit rating, are as follows:
Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current		Less than 1 year		1-3 years		3-5 years		5-7 years		7-10 years		More than 10 years
A+	U.S.$	(318,522)	U.S.$	115,428	U.S.$	114,570	U.S.$	78,062	U.S.$	—	U.S.$	—	U.S.$	—
A	(361)		8,516		—		—		—		—		—
A-	(231,334)		380,136		158,831		78,589		—		—		—
BBB+	(2,996,269)		411,961		312,983		137,654		158,930		215,491		—
BBB	(1,519,073)		178,231		339,379		248,859		212,600		287,042		—
BBB-	(60,568)		84,689		42,958		56,573		—		—		—
							in thousands of U.S. dollars Figures not audited
Maximum Credit Exposure by term in Petróleos Mexicanos including debt

Rating	Current		Less than 1 year		1-3 years		3-5 years		5-7 years		7-10 years		More than 10 years
A+	U.S.$	—	U.S.$	77,489	U.S.$	71,314	U.S.$	78,062	U.S.$	—	U.S.$	—	U.S.$	—
A	—		—		—		—		—		—		—
A-	—		282,677		78,404		78,589		—		—		—
BBB+	1,656		5,906		5,704		137,654		158,930		215,491		—
BBB	—		—		8,001		248,859		212,600		287,042		—
BBB-	—		84,689		42,958		56,573		—		—		—
							in thousands of U.S. dollars Figures not audited
PEMEX also faces credit risk derived from its investments. As of December 31, 2024, the position in domestic currency was in Mexican Government bonds in pesos. Given the current credit rating, the default probability in this currency is zero according to the default’s frequency matrices from rating agencies, therefore no quantification or disclosure of this exposure is made.
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
As of December 31, 2024, Pemex Industrial Transformation had no DFIs since all the DFIs of its portfolios expired in 2019. As such, once the total settlement of the operations was carried out, the exempt credit lines expired, and the guarantees deposited by the clients were entirely returned.
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
In addition, as of December 31, 2024, Petróleos Mexicanos has acquired committed revolving credit lines in order to mitigate liquidity risk, one of which provide access to Ps. 20,500,000 with expiration date in November 2025, and another that provides access to U.S.$.3,508,000, which expires in November 2026. As of December 31, 2024, these credit lines are fully used (see Note 15).
During 2024, PEMEX entered into FX Forwards MXN/U.S.$ in order to preserve an adequate level of liquidity in U.S. dollars. As of December 31, 2024, none of these DFIs were outstanding.
Additionally, as a liquidity risk mitigation strategy, PEMEX entered into one prepaid swap MXN/U.S.$ with a notional amount of U.S.$ 4,000,000 and expiration date in 2026 In addition, PEMEX entered into a discretionary synthetic recouponing which involved the restructuring of five UDI/MXN DFIs of which the original characteristics were not modified.
During 2023, as a liquidity risk mitigation strategy, PEMEX entered into two prepaid swaps MXN/U.S.$, the first one has a notional amount of U.S.$ 1,000,000 and expires in 2025, the second one has a notional amount of U.S.$2,000,000 and expires in 2026. In addition, PEMEX entered into a discretionary synthetic recouponing which involved the restructure of five UDI/MXN DFIs and six EUR/U.S.$ DFIs.
Finally, the investment strategies of PEMEX’s portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.
Certain PMI Subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is its centralized treasury, which provides access to two syndicated credit facilities for up to U.S. $664,000 and U.S.$ 1,500,000, respectively, and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI Subsidiaries have access to bilateral credit lines from financial institutions for up to U.S. $830,000.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables show the cash flow maturities as well as the fair value of PEMEX’s debt and DFI portfolios as of December 31, 2024, and 2023. It should be noted that:
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
Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2024(1)(2)

	Year of expected maturity date
	2025		2026		2027		2028		2029		2030 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	35,260,336	Ps.	86,518,874	Ps.	121,204,555	Ps.	63,114,264	Ps.	47,437,960	Ps.	876,979,622	Ps.	1,230,515,611	Ps.	1,101,026,216
Average interest rate (%)													6.90%
Fixed rate (Japanese yen)	—		10,306,353		—		—		—		—		10,306,353		9,770,917
Average interest rate (%)													0.54%
Fixed rate (pound sterling)	11,412,443		—		—		—		—		—		11,412,443		11,040,295
Average interest rate (%)													3.75%
Fixed rate (pesos)	—		31,318,419		—		—		—		—		31,318,419		28,727,389
Average interest rate (%)													7.47%
Fixed rate (UDIs)	—		26,089,817		—		6,016,293		—		9,486,252		41,592,362		35,817,620
Average interest rate (%)													4.10%
Fixed rate (euros)	34,619,628		20,976,799		26,180,338		26,136,531		26,137,924		2,040,586		136,091,806		134,270,515
Average interest rate (%)													4.24%
Total fixed rate debt	Ps.	81,292,407	Ps.	175,210,262	Ps.	147,384,893	Ps.	95,267,088	Ps.	73,575,884	Ps.	888,506,460	Ps.	1,461,236,994	Ps.	1,320,652,952
Variable rate (U.S. dollars)	Ps.	200,188,707	Ps.	70,666,768	Ps.	2,599,593	Ps.	2,445,609	Ps.	1,771,017	Ps.	2,193,567	Ps.	279,865,261	Ps.	222,992,037
Variable rate (euros)	—		—		—		—		—		—		—		—
Variable rate (pesos)	105,010,909		74,273,092		3,149,795		15,531,404		978,306		—		198,943,506		201,836,083
Total variable rate debt	Ps.	305,199,616	Ps.	144,939,860	Ps.	5,749,388	Ps.	17,977,013	Ps.	2,749,323	Ps.	2,193,567	Ps.	478,808,767	Ps.	424,828,120
Total debt	Ps.	386,492,023	Ps.	320,150,122	Ps.	153,134,281	Ps.	113,244,101	Ps.	76,325,207	Ps.	890,700,027	Ps.	1,940,045,761	Ps.	1,745,481,072
Note: Numbers may not total due to rounding.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

(1)The information in this table has been calculated using exchange rates at December 31, 2024, of Ps. 20.2683 = U.S. $1.00; Ps. 0.1289 = 1.00 Japanese yen; Ps. 25.3860 = 1.00 pound sterling; Ps. 8.340909 = 1.00 UDI; Ps. 20.9868 = 1.00 euro; and Ps. 22.3721 = 1.00 Swiss franc.
(2)Does not include accrued interest.
Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2023(1)(2)

	Year of expected maturity date
	2024		2025		2026		2027		2028		2029 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	18,853,937	Ps.	29,389,312	Ps.	63,734,146	Ps.	101,457,904	Ps.	52,680,639	Ps.	771,334,587	Ps.	1,037,450,525	Ps.	914,924,609
Average interest rate (%)													6.86%
Fixed rate (Japanese yen)	—		—		9,590,744		—		—		—		9,590,744		8,844,377
Average interest rate (%)													0.54%
Fixed rate (pounds sterling)	—		9,680,517		—		—		—		—		9,680,517		9,092,410
Average interest rate (%)													3.75%
Fixed rate (pesos)	126,137,419		—		31,278,595		—		—		—		157,416,014		155,178,104
Average interest rate (%)													8.33%
Fixed rate (UDIs)	—		—		25,037,795		—		5,756,414		9,076,920		39,871,129		36,611,421
Average interest rate (%)													4.10%
Fixed rate (euros)	23,366,012		30,831,092		18,678,830		23,295,171		23,245,497		25,057,638		144,474,240		135,380,508
Average interest rate (%)													4.16%
Total fixed rate debt	Ps.	168,357,368	Ps.	69,900,921	Ps.	148,320,110	Ps.	124,753,075	Ps.	81,682,550	Ps.	805,469,145	Ps.	1,398,483,169	Ps.	1,260,031,429
Variable rate (U.S. dollars)	169,465,997		8,272,478		27,476,033		2,170,400		2,041,838		3,307,370		212,734,116		168,316,129
Variable rate (euros)	—		—		—		—		—		—		—		—
Variable rate (pesos)	101,832,259		37,741,944		1,583,917		1,629,795		1,851,404		1,047,783		145,687,102		149,162,238
Total variable rate debt	Ps.	271,298,256	Ps.	46,014,422	Ps.	29,059,950	Ps.	3,800,195	Ps.	3,893,242	Ps.	4,355,153	Ps.	358,421,218	Ps.	317,478,367
Total debt	Ps.	439,655,624	Ps.	115,915,343	Ps.	177,380,060	Ps.	128,553,270	Ps.	85,575,792	Ps.	809,824,298	Ps.	1,756,904,387	Ps.	1,577,509,796
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2024(1) (2)

	Year of expected maturity date
	2025		2026		2027		2028		2029		2030 Thereafter		Total Carrying Value		Fair Value (3)
Hedging Instruments
Interest Rate DFI (2)(4)
Interest Rate Swaps (U.S. dollars)
Variable to fixed	Ps.	2,482,867	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,482,867	Ps.	46,223
Average pay rate	2.31%		—%		—%		—%		—%		—%		n.a.		n.a.
Average receive rate	5.23%		—%		—%		—%		—%		—%		n.a.		n.a.
Fixed to variable	—		—		—		18,241,470		—		—		18,241,470		(77,608)
Average pay rate	—%		—%		—%		5.36%		—%		—%		n.a.		n.a.
Average receive rate	—%		—%		—%		5.35%		—%		—%		n.a.		n.a.
Interest Rate Options
Buy Cap, Sell Floor on floating in U.S. dollar SOFR 1M	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Currency DFI
Cross-currency swaps
Receive euros/Pay U.S. dollars	Ps.	39,365,746	Ps.	22,194,423	Ps.	27,221,847	Ps.	27,055,647	Ps.	29,823,494	Ps.	2,243,498	Ps.	147,904,655	Ps.	(9,396,306)
Receive Japanese yen/Pay U.S. dollars	—		—		—		—		—		—		—		—
Receive pounds sterling/Pay U.S. dollars	11,991,942		—		—		—		—		—		11,991,942		(708,227)
Receive UDI/Pay pesos	3,063,181		17,076,001		—		4,749,625		—		6,844,866		31,733,673		5,491,946
Receive Swiss francs/Pay U.S. dollars	—		—		—		—		—		—		—		—
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	Ps.	—	Ps.	10,314,656	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	10,314,656	Ps.	(2,612,530)
Buy Call, Sell Call and Sell Put on euros	15,214,703		—		—		26,232,247		—		—		41,446,950		(4,953,719)
Sell Call on pounds sterling	11,415,512		—		—		—		—		—		11,415,512		—
Sell Call on Swiss francs	—		—		—		—		—		—		—		—
Sell Call on Euros	13,640,769		15,739,348		26,232,247		—		26,232,247		2,098,580		83,943,191		(142,993)
FX Forwards
Receive U.S. dollars and pesos / Pay U.S. dollars and pesos	Ps.61,490,994		Ps.48,902,516		Ps.—		Ps.—		Ps.—		Ps.—		Ps.110,393,510		Ps.(87,155,413)
N.A. = not applicable.
Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2024, of Ps. 20.2683 = U.S. $1.00 and Ps. 20.9868 = 1.00 euro.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2023(1)(2)

	Year of expected maturity date
	2024		2025		2026		2027		2028		2029 Thereafter		Total Carrying Value		Fair Value (3)
Hedging Instruments
Interest Rate DFI (2)(4)
Interest Rate Swaps (U.S. dollars)
Variable to fixed	Ps.	2,813,283	Ps.	2,072,945	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,886,228	Ps.	161,540
Average pay rate	2.35%		2.31%		—%		—%		—%		—%		N.A.		N.A.
Average receive rate	5.84%		4.55%		—%		—%		—%		—%		N.A.		N.A.
Interest Rate Options
Buy Cap, Sell Floor on floating in U.S. dollar SOFR 1M	Ps.	—	Ps.	42,305,000	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	42,305,000	Ps.	824,040
Currency DFI
Cross-currency swaps
Receive euros/Pay U.S. dollars	Ps.	22,534,604	Ps.	32,866,454	Ps.	18,530,120	Ps.	22,727,515	Ps.	22,588,755	Ps.	26,772,726	Ps.	146,020,174	Ps.	(3,430,313)
Receive Japanese yen/Pay U.S. dollars	—		—		—		—		—		—		—		—
Receive pounds sterling/Pay U.S. dollars	—		10,012,071		—		—		—		—		10,012,071		(469,549)
Receive UDI/Pay pesos	—		3,063,181		17,076,001		—		4,749,625		6,844,866		31,733,673		4,364,789
Receive Swiss francs/Pay U.S. dollars	—		—		—		—		—		—		—		—
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	Ps.	—	Ps.	—	Ps.	9,598,412	Ps.	—	Ps.	—	Ps.	—	Ps.	9,598,412	Ps.	(941,833)
Buy Call, Sell Call and Sell Put on euros	23,350,245		13,543,142		—		—		23,350,245		—		60,243,632		(3,141,165)
Sell Call on pounds sterling	—		9,694,529		—		—		—		—		9,694,529		(91)
Sell Call on Swiss francs	—		—		—		—		—		—		—		—
Sell Call on Euros	—		12,142,127		14,010,147		23,350,245		—		25,218,264		74,720,783		(442,326)
FX Forwards
Receive U.S. dollars and pesos / Pay U.S. dollars and pesos	Ps.	21,266,286	Ps.	17,494,819	Ps.	6,984,701	Ps.	—	Ps.	—	Ps.	—	Ps.	45,745,806	Ps.	(24,124,384)
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables show the estimated amount of principal and interest cash flow maturities of PEMEX’s financial liabilities as of December 31, 2024 and 2023 (DFIs are not included):
Financial Liabilities Interest and Principal Cash Flow Maturities as of December 31, 2024(1)

			Year of expected maturity date
	Total Carrying Value		2025		2026		2027		2028		2029		2030 Thereafter		Total
Financial Liabilities
Suppliers	Ps.	505,989,382	Ps.	505,989,382	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	505,989,382
Accounts and accrued expenses Payable	72,773,222		72,773,222		—		—		—		—		—		72,773,222
Leases	46,825,266		11,092,958		7,288,901		7,182,819		6,327,785		5,000,783		29,697,210		66,590,456
Debt	1,978,772,255		514,395,729		426,064,511		231,981,151		185,726,755		142,388,201		1,675,074,455		3,175,630,802
Total	Ps.	2,604,360,125	Ps.	1,104,251,291	Ps.	433,353,412	Ps.	239,163,970	Ps.	192,054,540	Ps.	147,388,984	Ps.	1,704,771,665	Ps.	3,820,983,862
Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2024, of Ps. 20.2683 = U.S. $1.00; Ps. 0.1289 = 1.00 Japanese yen; Ps. 25.3860 = 1.00 pound sterling; Ps. 8.340909 = 1.00 UDI; Ps. 20.9868 = 1.00 euro; and Ps. 22.3721 = 1.00 Swiss franc.
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
(1)The information in this table has been calculated using exchange rates on December 31, 2023, of Ps. 16.9220 = U.S. $1.00; Ps. 0.1200 = 1.00 Japanese yen; Ps. 21.5646 = 1.00 Pound sterling; Ps. 7.981602 = 1.00 UDI; Ps. 18.6963 = 1.00 euro; and Ps. 20.1101 = 1.00 Swiss franc.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding market discount factor; for the projection of variable flows, the prices of future contracts of each of the references corresponding to these trades are used.
For currency and interest rate options this is done through the Black and Scholes model, which uses as inputs the prices of the underlying futures, the reference prices agreed in the contracted instruments, the market risk-free rates and the implied volatilities of the instruments traded in the markets. In the case of crude oil options, the Levy Model for Asian options is used, which is based on the Black and Scholes Model, with the difference that this model weights the prices of the futures involved during the hedging period and contemplates a volatility adjustment, based on the terms of the corresponding futures.
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
Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, over time, asset flows are offset by liabilities flows. Therefore, and in addition to the fact that these hedges are established for accounting purposes as trading instruments, it is not considered necessary to measure the hedge’s effectiveness or to monitor them.
PEMEX’s assumptions and inputs considered in the calculation of the fair value of its DFIs fall under Level 2 of the fair value hierarchy for market participant assumptions.
Embedded derivatives
In accordance with established accounting policies, PEMEX has analyzed the different non-financial contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2024 and 2023, PEMEX did not recognize any embedded derivatives (foreign currency or index) in the non-financial contracts.
As of December 31, 2023, PEMEX had recognized a favorable implicit forward for Ps. 194,194, contained in an FX Single Cross Currency Swap contract, which expired in February 2024. As of December 31, 2024, PEMEX did not recognize effects from embedded derivatives in the financial contracts.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2024, and 2023 (includes the amount of the embedded derivative), the net fair value of PEMEX’s DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in the consolidated statement of financial position, was Ps. (99,768,509) and Ps. (26,568,577), respectively. As of December 31, 2024, and 2023, PEMEX did not have any DFIs designated as hedges.
All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.
The following table shows the fair values and notional amounts of PEMEX’s DFIs, including those with an open position and those that have matured but that have not been settled, which were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2024 and 2023. It should be noted that:
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

		December 31,
		2024				2023
DFI	POSITION	Notional Amount		Fair Value		Notional Amount		Fair Value
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar SOFR + spread.	Ps.	506,708	Ps.	5,090	Ps.	1,586,438	Ps.	36,496
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 6-month U.S. dollar SOFR + spread.	1,976,159		41,133		3,299,790		125,045
Interest rate swaps	PEMEX pays floating in U.S. dollar SOFR 6M + spread and receives fixed in U.S. dollar.	18,241,470		(77,608)		—		—
Cross-currency swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	31,733,673		5,491,946		31,733,673		4,364,789
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	147,904,655		(9,396,306)		146,020,174		(3,430,313)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Pound sterling.	11,991,942		(708,227)		10,012,071		(469,549)
Interest Rate Options	PEMEX Buy Cap, Sell Floor on floating in U.S. dollar SOFR 1M.	—		—		42,305,000		824,040
Currency Options	PEMEX Buy Put, Sell Put and Sell Call on Japanese yen	10,314,656		(2,612,530)		9,598,412		(941,833)
Currency Options	PEMEX Buy call, Sell Call and Sell Put on euro	41,446,951		(4,953,719)		60,243,631		(3,141,165)
Currency Options	PEMEX Sell Call on Pound sterling	11,415,512		—		9,694,529		(91)
Currency Options	PEMEX Sell Call on euro	83,943,191		(142,993)		74,720,783		(442,326)
Currency swaps (prepaid swap)	PEMEX pays U.S. dollar and pesos and receives U.S. dollar and pesos.	110,393,509		(87,155,413)		45,745,807		(24,124,384)
	Subtotal			Ps.	(99,508,627)			Ps.	(27,199,291)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

		December 31,
		2024			2023
DFI	Position	Volume (MMb)	Fair Value		Volume (MMb)	Fair Value
Crude oil Options	PEMEX buys Put and sells Put	64.57	Ps.	(259,882)	51.63	Ps.	436,521
	Subtotal		Ps.	(259,882)		Ps.	436,521

	Total		Ps.	(99,768,509)		Ps.	(26,762,770)

		December 31,
		2024			2023
DFI	Market	Volume (MMb)	Fair value		Volume (MMb)	Fair value
Futures	Exchange traded	(0.03)	Ps.	(6,128)	(1.18)	Ps.	11,460
Petroleum Products Swaps	Exchange traded	(0.89)	(15,006)		(0.49)	(4,636)
Notes: Amounts may not total due to rounding.
The fair value of the Futures and the Petroleum Products Swaps was recognized as “Cash and cash equivalents” in the statement of financial position because PEMEX considered these financial assets to be fully liquid.
The exchange rate for U.S. dollars as of December 31, 2024, and 2023, was Ps. 20.2683 and Ps. 16.9220 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2024, and 2023, was Ps. 20.9868 and Ps. 18.6963 per euro, respectively.
For the years ended December 31, 2024, 2023 and 2022, PEMEX recognized a net (loss) gain of Ps. (27,594,230), Ps. 672,226, and Ps. (22,862,951) respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes (the gain as of December 31, 2023, includes the gain generated by the embedded derivative and the loss as of December 31, 2024, includes the loss from the cancellation of the embedded derivative).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables present the fair value of PEMEX’s DFIs that are included in the consolidated statement of financial position in Derivative financial instruments (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2024, and 2023:

	Derivatives assets Fair value
	December 31,
	2024		2023
Derivatives not designated as hedging instruments
Embedded derivatives	Ps.	—	Ps.	194,194
Crude oil options	—		436,521
Interest rate options	—		824,040
Cross-currency swaps	9,103,992		8,310,089
Interest rate swaps	99,966		161,540
Total derivatives not designated as hedging instruments	Ps.	9,203,958	Ps.	9,926,384
Total assets	Ps.	9,203,958	Ps.	9,926,384

	Derivatives liabilities Fair value
	December 31,
	2024		2023
Derivatives not designated as hedging instruments
Crude oil options	Ps.	(259,882)	Ps.	—
Currency options	(7,566,249)		(4,082,999)
Cross-currency swaps	(101,014,985)		(32,411,963)
Interest rate swaps	(131,351)		—
Total derivatives not designated as hedging instruments	Ps.	(108,972,467)	Ps.	(36,494,962)
Total liabilities	Ps.	(108,972,467)	Ps.	(36,494,962)
Net total	Ps.	(99,768,509)	Ps.	(26,568,578)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following table presents the net (loss) gain recognized in income on PEMEX’s DFIs for the years ended December 31, 2024, 2023 and 2022, in the consolidated statement of comprehensive income which is presented in the “Derivative financial instruments income (cost), net” line item:

Derivatives not designated as hedging instruments	Amount of gain (loss) recognized in the Statement of operations on derivatives
	December 31,
	2024		2023		2022
Embedded derivatives	Ps.	(194,194)	Ps.	194,194	Ps.	—
Forwards	(408,079)		(325,605)		(57,874)
Futures	(664,381)		(116,638)		(1,871,162)
Crude oil options	(898,527)		(1,472,311)		(3,038,638)
Currency options	(5,253,517)		1,121,329		(3,592,393)
Interest rate options	76,882		100,615		2,664,631
Crack spread swaps	343,202		575,932		(27,883)
Cross-currency swaps	(20,572,489)		600,937		(17,511,767)
Interest rate swaps	(23,127)		11,987		572,135
DFIs not identified	—		(18,214)		—
Total	Ps.	(27,594,230)	Ps.	672,226	Ps.	(22,862,951)
NOTE 18.    EMPLOYEE BENEFITS
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following table show the amounts associated with PEMEX’s labor obligations:

	December 31,
	2024		2023
Liability for defined benefits at retirement and post-employment at the end of the year	Ps.	1,220,486,347	Ps.	1,360,042,062
Liability for other long-term benefits	12,103,548		12,417,151
Total liability for defined benefits recognized in the consolidated statement of financial position at the end of the year	Ps.	1,232,589,895	Ps.	1,372,459,213
The amount reflected in Employee Benefit at the end of the year includes both the defined benefit plan (DB) and the defined contribution plan (DC). As for the defined contribution scheme, the Assets (liabilities) recognized in the balance sheet (DC-warranty) went from Ps. 3,675,492 in 2023 to Ps. 6,646,477 in 2024. The expense in the statement of comprehensive income (net cost for the period, DC-guarantee) was Ps.683,266 and Ps. 1,310,945 as of December 2023 and 2024, respectively.
The following tables contain detailed information regarding PEMEX’s retirement and post-employment benefits:

	December 31,
Changes in the liability for defined benefits	2024		2023
Liability for defined benefits at the beginning of the year	Ps.	1,360,042,062	Ps.	1,295,765,636
Current Service cost	23,112,133		22,607,470
Past service cost	—		14,518
Net interest	123,384,081		117,553,506
Liquidation event loss	—		996
Defined benefits paid by the fund	(7,910,227)		(7,515,974)
Actuarial losses (gains) in other comprehensive results due to:
Change in financial assumptions (1)	(253,363,361)		(4,810,081)
Change in demographic assumptions (1)	15,407,718		2,500,266
For experience during the year (1)	42,539,216		7,921,444
Assets of the plan during the year (1)	451,875		(29,392)
Reservation transfer (2)	—		242,587
Contributions paid to the fund	(83,177,150)		(74,208,914)
Defined benefit liabilities at end of year	Ps.	1,220,486,347	Ps.	1,360,042,062

(1)The amount of actuarial losses corresponding to retirement and post-employment benefits recognized in other comprehensive income net for Ps.194,964,552 which, after deferred income tax for Ps. 8,207,274 generated in the period from January to December 2024 correspond to the increase in the discount rate from 9.42% in 2023 to 11.28% in 2024 as well as the changes in obligations for movements in the population, age, seniority, salary, pensions and benefits. During fiscal year 2024, derived from the review of actuarial assumptions, the assumptions regarding family composition and type of pension derived from the death of retirees, the salary increase and promotions, as well as the probability of retirement of active personnel, were updated, the impact of which was considered in the final figures.
(2)Transfer from the Employee Benefit Obligation Fund to the PMI Defined Contribution Fund.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	December 31,
Changes in pension plan assets	2024		2023
Plan assets at the beginning of year	Ps.	2,176,432	Ps.	2,233,490
Return on plan assets	194,602		270,660
Payments by the pension fund	(82,848,765)		(74,322,845)
Company contributions to the fund	83,177,150		74,208,313
Actuarial (gains) losses in plan assets	(451,875)		29,401
Adjustment to the Defined Contribution Plan (1)	(53,797)		(242,587)
Pension plan assets at the end of year	Ps.	2,193,747	Ps.	2,176,432
(1) The concepts come from the valuation of PMI´s liabilities.
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
Derived from the Federal Government Contribution due to the Modification of the Pension Plan of Petróleos Mexicanos and its Subsidiary Entities from January to December, 2024, PEMEX contributed Ps. 37,800,072 in interest.

From January 1 to December 31, 2024, interest generated by the total of Government Bonds amounted Ps. 4,612,403 of which Petróleos Mexicanos received the payment of Ps. 4,854,744 (see Note 14).

Expected payments for fiscal year 2024 are Ps. 93,945,395.
As of December 31, 2024 and 2023, the amounts and types of plan assets are as follows:

	December 31,
Plan Assets	2024		2023
Cash and cash equivalents	Ps.	113,020	Ps.	146,763
Debt instruments	2,080,727		2,029,669
Total plan assets	Ps.	2,193,747	Ps.	2,176,432

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	December 31,
Changes in Defined Benefit Obligations (DBO)	2024		2023
Defined benefit obligations at the beginning of the year	Ps.	1,362,164,696	Ps.	1,297,920,118
Service costs	15,122,465		22,602,882
Financing costs	123,578,683		117,844,359
Past service costs	7,989,668		14,518
Payments by the fund	(90,758,993)		(81,837,824)
Amount of actuarial (losses) gains recognized in other comprehensive results due to:
Change in financial assumptions (1)	(253,363,361)		(4,810,081)
Change in demographic assumptions (2)	15,407,718		2,500,266
For experience during the year (3)	42,539,216		7,921,444
Reductions	—		9,014
Modifications to the pension plan	—		—
Defined benefit obligations at the end of year	Ps.	1,222,680,092	Ps.	1,362,164,696
(1)The variations in financial assumptions are due to the increase in the discount rate from 9.42% in 2023 to 11.28% in 2024.
(2)The main factor that influenced the actuarial loss due to changes in demographic assumptions for the 2024 financial year is due, among other factors, to observe changes in mortality, During the 2024 financial year, derived from the review of the actuarial assumptions, the assumptions of family composition and type of pension derived from the death of Retirees, the salary increase and promotions, as well as the probability of retirement of active personnel were updated, the impact of which was considered in the final figures.
(3)Changes in assumptions for experience depend on factors that may not remain constant year to year, including changes in population that differ from expectations. The factors that influenced results for financial year 2024 were an increase in salaries, departures and inflows of personnel.

The effects on the Defined Benefits Liability upon retirement and post-employment at the end of the period are:
•The effect of an increase or decrease of one percentage point in the discount rate is a (8.96)% and 10.72%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in medical services is 1.93% and (1.55)%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the inflation is 6.98% and (6.10)%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the wage is 0.94% and (0.82)%, respectively, in defined benefit obligations.
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
PEMEX’s plan assets is held in the FOLAPE trusts, which are managed by BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts. As of December 31, 2024, FOLAPE has a balance of Ps. 111,430, while the remaining Ps. 2,082,317 belong to affiliate companies that are in charge of managing their own funds.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables present additional fair value disclosure about plan assets and indicate their rank, in accordance with IFRS 13, as of December 31, 2024 and 2023:

	Fair value measurements as of December 31, 2024
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Cash and cash equivalents	Ps.	113,020	Ps.	—	Ps.	—	Ps.	113,020
Debt instruments	2,080,727		—		—		2,080,727
Total	Ps.	2,193,747	Ps.	—	Ps.	—	Ps.	2,193,747

	Fair value measurements as of December 31, 2023
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Cash and cash equivalents	Ps.	146,763	Ps.	—	Ps.	—	Ps.	146,763
Debt instruments	2,029,669		—		—		2,029,669
Total	Ps.	2,176,432	Ps.	—	Ps.	—	Ps.	2,176,432
As of December 31, 2024 and 2023, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2024	2023
Rate of increase in salaries	5.20%	4.47%
Rate of increase in pensions	4.00%	4.00%
Rate of increase in post-mortem pensions	0.00%	0.00%
Rate of increase in medical services	7.65%	7.65%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate (1)	11.28%	9.42%
Average length of obligation (years)	10.91	11.82
(1)In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds, based on the Fixed Rate bonds of the Federal Government (“Bonos M”) and the “Cetes”, as well as the flow of expected payments to cover the contingent obligations. As a consequence of the change in the yields of the financial instruments mentioned above at the end of the year, the discount rate increased compared to the end of 2023.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The amounts recognized for other long-term obligations are as follows:

	December 31,
Change in the liability for defined benefits	2024		2023
Liabilities for defined benefits at the beginning of year	Ps.	12,417,151	Ps.	11,121,039
Charge to income for the year	2,853,364		2,856,598
Actuarial losses (gains) recognized in income due to:
Change in financial assumptions	(3,008,011)		(10,245)
Change in demographic assumptions	1,536,223		(206,979)
For experience during the year	(1,695,179)		(1,342,079)
Benefits paid	—		(1,183)
Liabilities for defined benefits at the end of year	Ps.	12,103,548	Ps.	12,417,151
The expected long-term benefit payments for 2024 amount to Ps. 565,316.
The principal actuarial assumptions used in determining the defined benefit obligation for the plans are:
•The effect of an increase or decrease of one percentage point in the discount rate is (11.47)% and 13.85%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in medical services is 4.48% and (3.35)%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the inflation is 0.00% and 0.00%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the wage is 3.45% and (3.17)%, respectively in defined benefit obligations.
The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2024	2023
Rate of increase in salaries	5.20%	4.47%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate (1)	11.28%	9.42%
Average length of obligation (years)	10.91	11.82
(1)In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds denominated in pesos (Cetes and M bonds), as well as the flow of payments expected to cover contingent obligations. As a result of the profits in financial instruments at the end of 2024, the discount rate increased as compared 2023.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 19.    PROVISIONS FOR SUNDRY CREDITORS
At December 31, 2024, 2023 and 2022, the provisions for sundry creditors and others is as follows:

	2024		2023	2022
Provision for plugging of wells (Note 12)	Ps.	115,514,750	61,117,106	66,699,388
Provision for trails in process (Note 26)	13,186,811		12,436,092	10,533,137
Provision for environmental costs	9,134,000		9,757,356	11,914,160
	Ps.	137,835,561	83,310,554	89,146,685
The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells
	2024		2023	2022
Balance at the beginning of the year	Ps.	61,117,106	66,699,388	70,144,756
Increase (decrease) capitalized in fixed assets	34,738,841		(920,616)	(3,573,843)
Unwinding of discount against income	9,126,600		4,638,600	4,647,200
Unrealized foreign exchange loss (gains)	12,013,300		(8,475,320)	(3,984,400)
Amount used	(1,481,097)		(824,946)	(534,325)
Balance at the end of the year	Ps.	115,514,750	61,117,106	66,699,388

	Trials in progress
	2024		2023	2022
Balance at the beginning of the year	Ps.	12,436,092	10,533,137	11,114,006
Additions against expenses	6,680,867		6,684,626	3,137,470
Provision cancellation	(6,115,426)		(4,901,474)	(3,704,499)
Amount used	185,278		119,803	(13,840)
Balance at the end of the year	Ps.	13,186,811	12,436,092	10,533,137

	Environmental costs
	2024		2023	2022
Balance at the beginning of the year	Ps.	9,757,356	11,914,160	11,138,904
Additions against expenses	1,654,921		487,036	1,711,108
Cancellation against expenses	(2,128,943)		(2,613,047)	(856,047)
Amount used	(149,334)		(30,793)	(79,805)
Balance at the end of the year	Ps.	9,134,000	9,757,356	11,914,160
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
The calculation of this provision considers the year-end exchange rate, the projected inflation rate for the United States, interpolated discount rates based on the maturity date of long-term debt instruments in U.S. markets, as well as unit costs obtained from current contracts as of the valuation date, the current status of PEMEX’s wells and the limit of proved and developed reserves as of January 1, 2024.
As of December 31, 2024, 2023 and 2022, the provision increase due to effects updates in the reserve limits, adjustments to the discount rate and applications to the reserve. This includes the effect of the discount rate over time of Ps. 9,126,600, Ps. 4,638,600 and Ps. 4,647,200 for 2024, 2023 and 2022, respectively. The discount rate ranges used during 2024, 2023 and 2022 were from 9.090% to 10.390%, 9.510% to 10.050% and 9.380% to 10.520% for U.S. dollar denominated assets, respectively.
Moreover, the time of plugging depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas. Well plugging of works will be carried out as follows:

Year	Amount
2025	Ps.	1,162,352
2026	512,241
2027	788,302
2028	2,796,686
2029	5,338,195
More than five years	104,916,974
Total	Ps.	115,514,750
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
NOTE 20.    INCOME TAXES AND DUTIES

As of December 31, 2024 and 2023, income taxes and duties payable are as follow:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2024		2023
Income taxes and duties:
Profit-sharing Duty	Ps.	15,509,745	74,214,983
Income tax	9,510,254		7,412,498
Total income taxes and duties	25,019,999		81,627,481
Other taxes and duties:
Special Tax on Production and Services	46,259,130		41,633,824
Hydrocarbons Extraction Duty	4,668,734		17,840,810
Exploration Hydrocarbons Duty	301,850		147,785
Exploration and Extraction Hydrocarbons Duty	492,371		464,521
Withheld taxes	8,115,002		7,201,114
Import taxes and duties	5,827		5,827
Other contributions payable	1,078,476		1,083,387
Total other taxes and duties	60,921,390		68,377,268
Total other income taxes and duties	Ps.	85,941,389	150,004,749

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

On November 1, 2024, the Energy Reform Decree took effect and transformed the legal regime of Petróleos Mexicanos from an empresa productiva del Estado (productive state-owned company) to an empresa pública del Estado (state-owned public company).

The Energy Reform Decree included artículos transitorios (transitional provisions) requiring the Mexican Congress to adjust, amend or otherwise modify any relevant legislation required to give effect to the Energy Reform Decree within 180 calendar days. On March 18, 2025, the Secondary Legislation was published in the Official Gazette of the Federation, following its approval by Congress and enactment by President Claudia Sheinbaum Pardo.

Pursuant to the Energy Reform Decree, Petróleos Mexicanos and its Subsidiary Entities are no longer subject to income tax as of November 1, 2024.

Separately, on December 19, 2024, the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2025 (2025 Federal Revenue Law) was published in the Official Gazette of the Federation. The 2025 Federal Revenue Law introduces changes to the fiscal regime applicable to Petróleos Mexicanos aimed at simplifying its fiscal framework and reducing the number of taxes and duties to which it is subject. As of January 1, 2025, the Mexican Government has consolidated the Derecho de Utilidad Compartida (Profit-Sharing Duty), the Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty) and the Derecho de Exploración de Hidrocarburos (Hydrocarbon Exploration Hydrocarbons Duty), into a single obligation requiring only provisional and annual payments by Petróleos Mexicanos under a newly created Derecho Petrolero para el Bienestar (Welfare Oil Duty), which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. Additionally, Petróleos Mexicanos is no longer subject to income taxes. As a result, on March 18, 2025, the Hydrocarbons Revenue Law was amended to incorporate the Welfare Oil Duty.

Tax regime applicable to Assignments (up to December 31, 2024)
The tax regime applicable to the exploration and production for the assignments granted to PEMEX by the Mexican Government includes the following taxes and duties:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

A.    Derecho por la Utilidad Compartida “DUC” (Profit-sharing Duty).
As of January 1, 2015, Pemex Exploration and Production is obligated to pay a Profit-sharing Duty.
For 2024 and 2023, the applicable rate of this duty was 30% and 40% respectively. The computation of this duty is based on the excess of the value of hydrocarbons produced during the fiscal year (including self-consumption, shrinkage and burning), minus certain permitted deductions by the Hydrocarbons Revenue Law, including part of the investments and some costs, expenses and duties.
During 2024, this duty was Ps. 188,032,962 from annual payments presented on March 31, 2025 paid as follows: Ps. 124,178,852, of the corresponding Profit-sharing duty for the months of January, May, June and July 2024 in the amount of Ps. 63,122,712 resulting in a balance of Ps. 731,398 as of December 31, 2024.
Of the aforementioned decrees issued by the Federal Government, the first was published on February 13, 2024, in the Official Gazette of the Federation. It granted a tax benefit to PEMEX consisting of a tax credit equivalent to 100% of the Profit-Sharing Duty corresponding to the months of October, November, and December 2023, as well as January 2024.
The second decree was published on August 23, 2024, in the Official Gazette of the Federation. It granted a tax benefit to PEMEX consisting of a tax credit equivalent to 100% of the Profit-Sharing Duty corresponding to the months of May, June, and July 2024.
During fiscal year 2024, DUC payments for the months of May and June were deferred in accordance with the decrees granting tax benefits, published in the Official Gazette of the Federation on June 25, and On July 25, 2024, the August payment was also deferred in accordance with the decrees granting tax benefits, published in the Official Gazette of the Federation on September 25 and October 30, 2024. Finally, the month of October was deferred in accordance with the decree granting tax benefits, published in the Official Gazette of the Federation on November 22, 2024.
During 2023, this duty was Ps.280,756,794 from annual payments presented on April 1, 2024 paid as follows: Ps.206,541,811, of the corresponding Profit-sharing duty for the months of October, November, and December 2023 in the amount of Ps.73,507,538, resulting in a balance of Ps.707,445 as of December 31, 2023.
During the fiscal year 2023, Profit-sharing Duty payments for the months from January to September were deferred as instructed by the Resolución Fiscal Miscelánea para 2023 (2023 Miscellaneous Fiscal Resolution).
Duties and income tax paid as of December 31, 2024, 2023 and 2022 were Ps.109,402,970, Ps.234,982,338 and Ps.431,444,989, respectively.
The accounting result differs from the tax result mainly due to differences in depreciation, non-deductible expenses and others. Such differences generate a deferred DUC.
Total DUC and other as of December 31, 2024, 2023 and 2022 are integrated as follows:

	2024		2023		2022
DUC	Ps.	124,910,249	Ps.	207,212,856	Ps.	398,123,710
Deferred DUC expense	2,588,760		6,863,068		(6,703,627)
Total DUC	Ps.	127,499,009	Ps.	214,075,924	Ps.	391,420,083

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The principal factors generating the deferred DUC are the following:

	2024		2023
Deferred DUC asset:
Tax credits	Ps.	—	512,640,627
Deferred Profit-sharing duty liability:
Wells, pipelines, properties, plant and equipment	—		(195,705,735)
Deferred DUC asset net	—		316,934,892
Unrecognized Deferred DUC	—		(314,346,132)
Net, deferred DUC asset	Ps.	—	2,588,760

Deferred DUC not recognized in 2023 amount to Ps. 314,346,132, and resulted from costs, expenses and capital expenditures that will not be recoverable, mainly for on-shore and in Chicontepec deep and shallow waters.

As a result of the changes to Petróleos Mexicanos and Pemex Exploration and Production implemented through the
Energy Reform Decree on October 31, 2024 and the amendments introduced by the 2025 Federal Revenue Law, the calculation, recording, recognition and disclosure of the deferred DUC was suspended for balances of assets (liabilities) presentation for deferred profit-sharing duty by Assignments.
The remaining costs, expenses and capital expenditures beginning January 1, 2015 can be balanced to the immediate following years, without them expiring.
The expected benefit for DUC in 2024 and 2023 was different from that which would result from applying the 40% rate to the tax base, respectively, as a result of the line items mentioned in the tables below.

	2024		2023		2022
Expected expense:	Ps.	4,871,813	Ps.	98,990,391	Ps.	236,421,472
Increase (decrease) resulting from:
Expected benefit contract	(1,811,137)		(2,578,264)		(4,987,552)
Non-cumulative profit (1)	(464,460,841)		(627,269,522)		(778,566,830)
Non-deductible expenses (1)	461,400,165		530,857,395		547,132,910
Production value	245,764,971		360,388,580		526,040,742
Deductible duties	(18,318,819)		(26,159,947)		(51,920,424)
DUC tax credit (2)	(63,122,712)		(73,507,538)		—
Deferred DUC expense (benefit)	2,588,760		6,863,068		(6,703,627)
Deductions cap	(39,413,191)		(53,508,239)		(75,996,608)
DUC-Profit-sharing duty expense	Ps.	127,499,009	Ps.	214,075,924	Ps.	391,420,083
(1)Fluctuations changes are included which have no effect on the determination of the DUC.
(2)Corresponds to the tax credit granted by the Mexican Government on February 13, 2024.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

During 2024, Pemex Exploration and Production incurred a Ps.61,062,729 balance with the corresponding hydrocarbon extraction duty for the months of January, June and July 2024 in the amount of Ps.15,782,932 and the difference of Ps.45,279,797 was included in the cost of sales line item
During 2023, Pemex Exploration and Production incurred a Ps.65,399,868 balance with the corresponding hydrocarbon extraction duty for the months of October, November, and December 2023 in the amount of Ps.17,840,810 and the difference of Ps.47,559,058 was included in the cost of sales line item.

The before mentioned decrees were issued on February 13, 2024 and August 24, 2024, respectively by the Mexican Government and issued the Official Gazette of the Federation, suspending the collection of the Hydrocarbons Extraction Duty for the months of October, November, December 2023, January 2024 and May, June and July 2024, respectively.

On July 25, 2024 and September 25, 2024, extraction duty payments for the months from June and August, respectively, were deferred published in the Official Gazette of the Federation.

During fiscal year 2023, hydrocarbons extraction duty payments for the months from January to September were deferred as instructed by the 2023 Miscellaneous Fiscal Resolution.
C.    Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty).
Pemex Exploration and Production as “assignee” must make monthly payments for this duty. The rates for 2024 were 1,741.65 pesos per square kilometer of non-producing areas. After 60 months, this tax increases to 4,164.86 pesos per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index.
During 2024 and 2023, Pemex Exploration and Production incurred Ps. 2,437,425 and Ps. 1,768,612, respectively, which are included in the cost of sales line item.
D.    Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Exploration and Extraction Hydrocarbons Duty).
The assignments granted by the Mexican Government create a tax on the exploration and extraction activities carried out in the corresponding area. The monthly tax paid during the exploration phase and until the extraction phase begins is Ps.2,271.71 pesos per square kilometer. During the extraction phase of a project, a monthly tax of Ps.9,086.99 pesos per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.
During 2024 and 2023, the incurred tax was Ps. 5,660,511 and Ps. 5,211,315 respectively, which are included in the cost of sales line item.
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee)
During the exploration phase of an exploration and extraction contract, the Mexican Government is entitled to collect a monthly payment of 1,741.65 pesos per square kilometer of non-producing areas. After 60 months, this fee increases to 4,164.86 pesos per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the national consumer price index.
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
•Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax)
Contracts for exploration and extraction granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. The monthly tax paid during the exploration phase and until the extraction phase begins is 2,271.71 pesos per square kilometer. During the extraction phase of a project, a monthly tax of 9,086.99 pesos per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated. During 2024 and 2023 the incurred tax amounted to Ps. 226,854 and Ps. 242,070, respectively.
Other applicable taxes
The Subsidiary Entities are subject to the Income Tax Law and the Value Added Tax Law. Pemex Industrial Transformation is also subject to the Special Tax on Production and Services (IEPS Tax).
Indirect taxes are as listed below:
A.    IEPS Tax
IEPS Sobre la Venta de los Combustibles Automotrices (IEPS Tax on the Sale of Automotive Fuels): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel. Pemex Industrial Transformation collects the fee on behalf of the Mexican Government. The applicable fees for this tax are Ps.6.18 per liter of gasoline with an octane rating lower than 91; Ps.5.21 per liter of gasoline with an octane rating greater than or equal to 91 and Ps.6.79 per liter of diesel. The amount of

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

the fee will depend on the class of fuel. The fee is fixed yearly and adjusted on a weekly basis by the SHCP. The fees apply to sales in Mexico and imports.
IEPS Beneficio de Entidades Federativas, Municipios y Demarcaciones Territoriales (IEPS Tax in Favor of States, Municipalities and Territories): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel. Pemex Industrial Transformation collects the fee on behalf of the Mexican Government. The applicable fees for this tax are 54.51 cents per liter of gasoline with an octane rating of less than 91, 66.51 cents per liter of gasoline with an octane rating greater than or equal to 91 and 45.24 cents per liter of diesel. These fees change yearly in accordance with inflation. Funds gathered by this fee are allocated to Mexican states and municipalities as provided for in the Ley de Coordinación Fiscal (Tax Coordination Law). The fees only apply to sales in Mexico and are not subject to VAT.
IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels): This tax is a fee on domestic sales of fossil fuels. Pemex Industrial Transformation collects the fee on behalf of the Mexican Government. The applicable fees for this tax are 9.33 cents per liter of propane, 12.08 cents per liter of butane, 16.37 cents per liter of gasoline and aviation fuel, 19.55 cents per liter of jet fuel and other kerosene, 19.86 cents per liter of diesel, 21.20 cents per liter of fuel oil, Ps. 24.60 per ton of petroleum coke, Ps. 57.67 per ton of coal coke, Ps. 43.43 per ton of mineral carbon and Ps. 62.78 per ton of carbon from other fossil fuels. These fees change yearly in accordance with inflation and apply to imports to Mexico.

During 2024, the collection of the IEPS for the month of August 2024 was deferred to October the 20%, and November and December 2024, the 40% in each month, in accordance with the decree of tax benefits published on September 17, 2024 in the Official Gazette of the Federation.
B.    Value-Added Tax (“VAT”)
For VAT purposes, final monthly payments are determined based on PEMEX’s cash flow, in accordance with the provisions of the Value Added Tax Law, applicable to payers of this tax. The general rate to be applied is 16%. Certain activities with incentives will have the rate of 0%.
Beginning on January 1, 2019, a new Decree of fiscal incentives began to apply to the northern border region, which consisted of a credit equivalent to of the general rate, applicable directly at the time of the sale or service. This incentive is applicable in six states in the northern border region and includes 43 municipalities in those states.
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
During 2024, the collection of the VAT for the month of August 2024 was deferred to October the 20%, and November and December 2024, the 40% in each month, in accordance with the decree of tax benefits published on September 17, 2024 in the Official Gazette of the Federation.
Income tax is described below:
C.    Income Tax
As of January 1, 2015, Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies residing in Mexico for tax purposes are subject to the Income Tax Law.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Pursuant to the Energy Reform Decree, approved by Congress on October 17, 2024 and published on October 31, 2024, and as further reflected in the 2025 Federal Revenue Law, Petróleos Mexicanos and its Subsidiary Entities are no longer subject to income tax as of November 1, 2024.

The Energy Reform Decree, which took effect on November 1, 2024, transformed the legal regime, of Petróleos Mexicanos and required the Mexican Congress to adopt implementing legislation within 180 calendar days. The Secondary Legislation was approved by Congress on March 12, 2025, signed into law by the President, and published in the Official Gazette of the Federation on March 18, 2025.

This tax is calculated by applying a rate of 30% to the tax result. Tax result is the excess of total revenues over the allowed deductions and tax losses from previous years.
Accounting income differs from taxable income primarily due to the effects of inflation and differences between depreciation and other non-deductible expenses.
For the years ended December 31, 2024, 2023 and 2022, Petróleos Mexicanos and its Subsidiary Companies incurred the following income tax expense (benefit):

	2024		2023		2022
Current income tax	Ps.	1,944,247	Ps.	5,134,840	Ps.	5,939,990
Deferred income tax	160,837,942		788,517		(77,179,234)
Total (benefit) expense income tax, net	Ps.	162,782,189	Ps.	5,923,357	Ps.	(71,239,244)
As of 2023, Pemex Exploration and Production and Pemex Industrial Transformation did not recognize deferred income assets of Ps. 685,844,188, due to their expectation that future tax income will not correspond to such benefits. These amounts are mainly from fiscal losses to be amortized amounting with an expiration year from 2026 to 2032.
The principal factors generating the deferred income tax are the following:

	2023		Recognized in profit and loss	Recognized in OCI	2024
Deferred income tax asset:
Provisions	Ps.	12,012,740	(9,879,663)	—	2,133,077
Employee benefits provision	61,608,363		(69,788,631)	8,207,274	27,006
Advance payments from clients	198,678		(99,822)	—	98,856
Accrued liabilities	10,269,810		(6,310,607)	—	3,959,203
Non-recoverable accounts receivable	45,513		(2,354)	—	43,159
Derivative financial instruments	—		—	—	—
Wells, pipelines, properties and equipment	7,818,360		(7,613,664)	—	204,696
Tax loss carry-forwards (1)	75,372,496		(74,804,964)	—	567,532
Total deferred income tax asset	167,325,960		(168,499,705)	8,207,274	7,033,529
Deferred income tax liability:
Wells, pipelines, properties, plant and equipment	(10,194,689)		8,184,095	—	(2,010,594)
Other	(2,603,498)		(522,332)	—	(3,125,830)
Total deferred income tax liability	(12,798,187)		7,661,763	—	(5,136,424)
Net long-term deferred income tax asset	Ps.	154,527,773	(160,837,942)	8,207,274	1,897,105

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
(1)Tax loss carryforwards expire in 2034.
Expense attributable to the profit (loss) from continuing operations before income taxes was different from that which would result from applying the 30% rate to profit, as a result of the items listed below:

	For the years ended December 31,
	2024		2023		2022
Expected income tax expense	Ps.	18,265,470	Ps.	102,495,110	Ps.	163,937,963
(Decrease) increase resulting from:
Tax effect of inflation-net	1,012,782		(27,144,892)		(23,533,416)
Fiscal updating of pipelines, properties and equipment	(208,767)		600,688		—
Deductible Duty	(37,473,075)		(62,163,857)		(119,437,113)
Unrecognized deferred tax change	(20,730,125)		(29,256,451)		(99,334,219)
Reversal of deferred income tax due to changes in tax legislation	158,307,139		—		—
Retirement benefits	—		8,727,606		7,930,425
Non-deductible expenses	13,930,645		12,284,337		16,019,493
Others-net (1)	29,678,120		380,816		(16,822,377)
Income tax expense (benefit), net	Ps.	162,782,189	Ps.	5,923,357	Ps.	(71,239,244)
(1) Includes mainly impairment effect for 2022.
As of December 31, 2024 and 2023, the net accumulated effect of actuarial gains and losses on deferred tax was Ps.0 and Ps. (3,410,401), respectively. In addition, as of December 31, 2024 and 2023, the deferred tax effect of actuarial gains and losses is presented in comprehensive loss in the amounts of Ps. 8,207,274 and Ps. 585, respectively.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 21.    EQUITY (DEFICIT)
A.    Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
For the twelve-months period ended December 31, 2024, Petróleos Mexicanos received Ps. 156,509,050 in Certificates of Contribution “A” from the Mexican Government.
For the twelve-months period ended December 31, 2023, Petróleos Mexicanos received Ps. 166,615,123 in Certificates of Contribution “A” from the Mexican Government.
PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2022	Ps.	1,029,592,293
Increase in Certificates of Contribution “A” during 2023	166,615,123
Certificates of Contribution “A” as of December 31, 2023	Ps.	1,196,207,416
Increase in Certificates of Contribution “A” during 2024	156,509,050
Certificates of Contribution “A” as of December 31, 2024	Ps.	1,352,716,466
Mexican Government contributions made in the form of Certificates of Contribution “A” during 2024 totaled Ps. 156,509,050 and were designated for the strengthening of Petroleos Mexicanos’ financial position and for the
“Proyecto Aprovechamiento de Residuales” (Waste Utilization Project) in the Salina Cruz Refinery, as follows:

Date	Strengthening of financial position		Waste utilization project
January 12	Ps.	22,479,358	Ps.	—
February 12	32,391,756		—
March 7	13,997,554		—
March 26	5,857,845		—
March 26	2,510,505		—
April 8	5,632,399		—
May 9	21,321,366		—
May 9	8,980,400		—
May 21	27,634,576		—
June 11	4,194,241		—
August 8	—		5,509,050
December 31	6,000,000		—
Total	Ps.	151,000,000	Ps.	5,509,050
B.    Mexican Government contributions
During 2024 and 2023, there were no Mexican Government contributions apart from Certificates of Contribution “A”.

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
During 2024 and 2023, there were no changes to the legal reserve.
D.    Accumulated other comprehensive income (loss)
As a result of the discount rate analysis related to employee benefits liability, for the periods ended December 31, 2024 and 2023 PEMEX recognized net actuarial gains and (losses) in other comprehensive results, net of deferred income tax for Ps. 203,171,826 and Ps. (4,933,773), respectively, which included net of deferred income tax of Ps. 8,207,274 and Ps. 584,918, respectively, related to retirement and post-employment benefits. The variation related to retirement and post-employment benefits was the result of an increase in the discount and return on plan assets rates from 9.42% as of December 31, 2023 to 11.28% as of December 31, 2024.
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

In 2022, 2023 and 2024, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by concerns around our operating performance, liquidity and the Mexican government’s ability and willingness to provide us with additional liquidity, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiation that PEMEX may carry out during 2025. These conditions have negatively impacted PEMEX´s financial performance and also its liquidity position.
PEMEX recognized net (loss) income of Ps.(780,587,954), Ps.8,151,664 and Ps.99,998,470 in 2024, 2023 and 2022, respectively. In addition, as of December 31, 2024 and 2023, PEMEX had a negative equity of Ps.(1,983,775,736), and Ps.(1,652,978,810), respectively, mainly due to continuous net losses in prior years, and a negative working capital of Ps.767,968,661 and Ps.585,176,915, as of December 31, 2024 and 2023, respectively.
PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2025 authorized PEMEX to have a financial balance budget of Ps.248,722,000, and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps.245,388,650 and other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2025, which PEMEX expects to cover with equity contributions from the Mexican Government. PEMEX has short-term debt principal maturities (including interest payable) of Ps.425,218,517 as of December 31, 2024.

The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.
Actions-
PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022, was in effect for 2023, 2024 and remains in effect through 2025. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

On November 1, 2024 the Energy Reform Decree took effect and transformed the legal regime of Petróleos Mexicanos from an empresa productiva del Estado (productive state-owned company) to an empresa pública del Estado (state-owned public company). The Energy Reform Decree included artículos transitorios (transitional provisions) requiring the Mexican Congress to adjust, amend or otherwise modify any relevant legislation required to give effect to the Energy Reform Decree within 180 calendar days. On March 18, 2025, the Secondary Legislation was published in the Official Gazette of the Federation, following its approval by Congress and enactment by President Claudia Sheinbaum Pardo.

Pursuant to the Energy Reform Decree, Petróleos Mexicanos and its Subsidiary Entities are no longer subject to income tax as of November 1, 2024.

Separately, the 2025 Federal Revenue Law introduces changes to the fiscal regime applicable to Petróleos Mexicanos aimed at simplifying its fiscal framework and reducing the number of taxes and duties to which it is subject. As of January 1, 2025, the Mexican Government has consolidated the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable by Petróleos Mexicanos into the Welfare Oil Duty, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas.

The Mexican Government's Federal Budget for 2025 includes Ps.136,210,300 for PEMEX to face its short-term liabilities, which will be received during 2025.

Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities. PEMEX's ability to refinance its short-term debt depends on factors beyond its control.

The Revenue Law for 2025 also authorized PEMEX to incur a net additional indebtedness up to Ps.245,388,650 (Ps.143,403,700 and U.S.$5,512,700), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2025.

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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Prices of crude oil, natural gas and petroleum products remained volatile in 2024, similar to 2023, due to ongoing market conditions. If international values for the Mexican oil price were higher than the average price of U.S.$57.80 per barrel, which was the reference price used to prepare our financial balance for 2025, this additional revenue would enable PEMEX to achieve its business plan objectives more quickly. During 2024, the average price of crude oil decreased from U.S.$70.60 per barrel in 2023 to U.S.$70.20 per barrel in 2024.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

As a reference, PEMEX prepared its consolidated financial statements as of December 31, 2024 and 2023 on a going concern basis. There are certain conditions that have generated material uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

G.    Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”
As of December 31, 2024, 2023 and 2022 non-controlling interest represented (losses) of Ps. (274,387), Ps. (116,639), and Ps. (288,610), respectively, in PEMEX’s equity (deficit).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 22.    COST AND EXPENSES BY NATURE
Cost and expenses by nature for each of the years ended December 31, 2024, 2023 and 2022, were as follows:

	2024		2023		2022
Purchases	Ps.	688,570,471	Ps.	778,100,997	Ps.	1,126,780,036
Depreciation of wells, pipelines, properties, plant and equipment, depreciation of rights of use and amortization of intangible assets	153,507,202		144,041,743		146,251,935
Net periodic cost of employee benefits	146,182,612		141,415,705		129,333,812
Other operation taxes and duties	132,291,723		64,825,368		14,717,890
Personnel services	130,603,791		121,408,213		107,990,777
Conservation and maintenance	104,695,080		79,917,049		78,323,591
Exploration and Extraction Hydrocarbons Duty and taxes	53,848,916		54,779,330		136,840,962
Unsuccessful wells	45,867,902		38,638,889		26,582,595
Raw materials and spare parts	36,997,308		28,019,686		26,516,438
Other operation costs and expenses	31,261,053		17,148,781		(840,753)
Auxiliary services with third-parties	25,250,935		25,991,393		28,799,131
Losses from fuels subtraction (1)	20,529,125		20,168,804		19,891,204
Impairment losses on trade receivables	15,438,558		3,113,324		2,035,004
Delay expenses	13,971,561		11,633,803		9,969,486
General expenses with third-parties	10,057,702		8,146,640		12,454,485
Exploration expenses	9,725,954		12,284,957		8,126,787
Insurance	8,250,146		9,005,239		7,384,099
Freight	5,505,555		7,893,791		8,522,913
Integrated Contracts	3,442,939		2,925,163		4,556,801
Expenses for environmental provision	2,486,088		3,840,186		6,507,615
Fees	1,417,424		1,927,051		6,476,622
Inventory variations (2)	(1,714,190)		(8,643,559)		(38,474,306)
Total cost of sales and general expenses	Ps.	1,638,187,855	Ps.	1,566,582,553	Ps.	1,868,747,124
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
(2)The variation in inventories represents the difference between the balances as of the beginning and the end of the year, as well as variations in standard and real costs. During 2024, the variation was mainly due to the decrease in crude oil prices.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 23.    OTHER REVENUES AND OTHER EXPENSES
Other revenues and expenses-net for each of the years ended December 31, 2024, 2023 and 2022, were as follows:
A.Other revenues

	2024		2023		2022
Bidding terms, sanctions, penalties and other	Ps.	1,837,819	Ps.	1,915,375	Ps.	2,353,815
Claims recovery	5,063,709		858,161		881,462
Other income (1)	5,634,718		4,313,625		7,815,529
Other income for services	1,893,345		2,574,801		2,797,260
Tax updates (2)	1,716,589		4,744,762		8,061,861
Gain on sale of fixed assets	1,392,345		577,990		43,859
Revenues from reinsurance premiums	516,993		153,497		1,772,399
Franchise fees	483,081		430,633		348,906
Insurance and deposits	9,410		15,418		1,510,943
Account debugging	—		51,693		1,558,361
Translation effect from the consolidated equity method (3)	—		—		10,383,296
Gains on bargain purchase of business acquisition	—		—		1,271,188
Funds from FONADIN (4)	—		—		732,194
Recognition of partial income (5)	—		—		410,000
Total other revenues	Ps.	18,548,009	Ps.	15,635,955	Ps.	39,941,073

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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

B. Other expenses

	2024		2023		2022
Fines	Ps.	(8,272,477)	Ps.	(3,630,727)	Ps.	(24,095)
Other expenses	(4,164,216)		(4,084,664)		(3,304,653)
Claims	(1,979,309)		(1,870,308)		(3,140,284)
Loss from derecognition of disposal of assets (1)	(1,129,350)		(7,656,437)		(19,116,521)

Total other expenses	Ps.	(15,545,352)	Ps.	(17,242,136)	Ps.	(25,585,553)
(1)Includes mainly fixed assets from Pemex Exploration and Production without future development plans.
NOTE 24.    RELATED PARTIES
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

Main operations identified by PEMEX with this kind of directors and officers are as follows:

Ms. Emilia Esther Calleja Alor, Chief Executive Officer of CFE, was appointed member of the Board of Directors of Petróleos Mexicanos in accordance with the Article 18 Fraction V of the Ley de la Empresa Pública del Estado, Petróleos Mexicanos. CFE has executed several purchase agreements with Pemex Industrial Transformation. During 2024, CFE acquired the following products from Pemex Industrial Transformation:

Product	2024
Heavy fuel oil	Ps.	20,002,587
Industrial diesel	14,091,302
Other	1,783,127
Fuel oil	419,173
Natural Gas	602,005
Freights	1,177
Total	Ps.	36,899,371

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2024, CFE owed Pemex Industrial Transformation a total amount of Ps. 6,546,794. Invoices are payable between 16 and 60 days.
A.    Compensation of Directors and Officers
For the years ended December 31, 2024, 2023 and 2022, short-term benefits of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 39,583, Ps. 38,060 and Ps. 35,906, respectively. Retirement post-employment and long-term employee benefits are granted as follows:

	As of December 31,
	2024		2023	2022
Retirement	Ps.	7,423	6,493	4,917
Post-employment	325		329	166
Long-term	1,711		1,594	1,681
	Ps.	9,459	8,416	6,764
Except in the case of the independent members, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.
The compensation paid or accrued during 2024, 2023 and 2022, to the independent members of the Board of Directors of Petróleos Mexicanos was approximately Ps. 8,213, Ps. 8,213 and Ps. 7,648, respectively.
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
The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2024 and 2023 was Ps. 1,056 and Ps. 652, respectively. The amount of salary advances outstanding to executive officers at March 31, 2025 was Ps. 1,037.
NOTE 25.    COMMITMENTS
A.PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).
B.PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. As of December 31, 2024 and 2023, the value of the nitrogen to be supplied during the term of the contract was approximately U.S.$657,891 and U.S.$936,926, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right or the obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Estimated future payments under this contract for upcoming fiscal years are as follows:

Year	Payment
2025	254,035
2026	271,235
2027	132,621
Total	U.S.$	657,891
C.As of December 31, 2024 and 2023, the estimated value of the commitments that PEMEX has entered into with several contractors for the development of various infrastructure and services works was as follows:

Maturity	2024		2023
Up to 1 year	Ps.	26,894,474	Ps.	23,288,148
1 to 3 years	28,447,421		43,095,406
4 to 5 years	17,469,459		23,353,908
More than 5 years	576,348		1,728,547
Total	Ps.	73,387,702	Ps.	91,466,009

NOTE 26.    CONTINGENCIES
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

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2024 and 2023, PEMEX had accrued a reserve of Ps. 13,186,811 and Ps. 12,436,092, respectively, for these contingent liabilities.
As of December 31, 2024, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, no amount was granted in favor of the plaintiffs, among others. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022, a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. On April 18, 2024, a resolution was issued by the Third Administrative Joint Court of the First Circuit modifying the appealed judgment, granting the Amparo to EMS Energy Services de México, S. de R.L. de C.V. On July 10, 2024, a resolution was issued by the Superior Court ordering PEP to the following: (i) the payment of 27 estimates for a total amount of U.S. $27,244, plus VTA; (ii) the payment of damages; (iii) the refund of the penalties applied for U.S. $4,143 plus VTA; (iv) the refund of the standby letter of credit standby for U.S. $13,975, and (v) the payment of financial expenses. On August 27, 2024, the tax review was filed. An Amparo was filed directly against the compliance with the judgment issued on July 10, 2024, and was admitted under the case D.A. 497/2024, by the Third Administrative Joint Court of the First Circuit. As of the date of these consolidated financial statements, a final resolution is still pending.

•Constructora Norberto Odebrecht, filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S. $113,582 and Ps. 14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third expert in accounting matters was appointed, who did not ratify his position; therefore, in a resolution dated October 2, 2023, a resolution was issued requesting the Expert Unit to appoint another expert. Through an appearance minute of February 2, 2024, the independent expert in accounting matters accepted his assignment and was awarded 15 days to render his report. On March 19, 2024, the Superior Court attract this claim. On May 2, 2024, the Superior Court issued a resolution ordered to request the Expert Unit to appoint another expert, since the previously appointed expert did not ratify the report. On August 2,2024, a resolution was issued, granting the independent expert a term to render the report and ratify it. The term continues elapsing. On September 13, 2024, copies of the report were requested, once it is ratified. As of the date of these consolidated financial statements, a final resolution is still pending.

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

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 1, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the First Section of the Superior Court denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 3, 2022, it was agreed that the plaintiff would be heard, making various statements in relation to the defense to the claim. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploración y Producción on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent by certified mail the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the Superior Court published the notice to notify the resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary thickness offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the Superior Court was notified in the jurisdictional gazette. On 14 June 2024, the Superior Court issued a resolution, (574/22-18-01-8/1549/23-PL-09-04), informing the designation of the delegates by Micro Smart Systems de México S. de R.L. de C.V. On September 9, 2024, the suspension of the trial was decreed until the determination regarding the compliance with the resolution of the First Section of the Superior Chamber issued within the trial 752/17-18-01-7/1625/19-S1-05-04 becomes final. As of the date of these financial statements, the final resolution of this process is pending.

•Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V. (Odebrecht or OICIMEX), filed an oral commercial proceeding (314/2021IV) against Pemex Industrial Transformation before the Juzgado Tercero de Distrito en Materia de Extinción de Dominio y Especiales en Juicios Orales (Third District Court in Matters of Extinction of Ownership and Special Oral Commercial Lawsuits), claiming benefits related to the contract DCPA-OP-GCP-DGTRI-A-3-15, for the amount of Ps. 1,838,753 for unpaid work performed, as well as damages. On December 6, 2021, Pemex Industrial Transformation filed a response to this claim, and a preliminary hearing date was set for May 6, 2022. As a result of the unfavorable resolution of July 7, 2022, which ordered the payment of estimates, both Pemex Industrial Transformation and Odebrecht filed a direct amparo against that resolution, where the Décimo Tercer Tribunal Colegiado en Materia Civil (Thirteenth Civil Collegiate Court), resolved: I. - To grant the injunction and protection of the resolution of July 7, 2022 to Pemex Industrial Transformation. II.- To deny the adhesive amparo filed by Odebrecht and dismiss the direct amparo filed by Odebrecht. In compliance with the execution of the direct amparos (533/2022 and 538/2022), filed by Pemex Industrial Transformation and Odebretch (OICIMEX), the Third District Court on Extinction of Ownership and Special Oral Commercial Lawsuits in Mexico City issued the final resolution on November 13, 2023, in the Commercial Oral Proceeding 314/2021-IV. Against such resolution, Pemex Industrial Transformation and Odebrecht filed a direct amparo (juicio de amparo directo), which to date is only filed by Pemex Industrial Transformation, before the Thirteenth Collegiate Court in Civil Matters, under file number 908/2023. OICIMEX filed a complaint appeal against the dismissal of Amparo 16/2024; OICIMEX also challenged the presiding judge of the Décimo Tercer Tribunal Colegiado en Materia Civil (Thirteenth Civil Collegiate Court) and, in parallel, filed an appeal before the Supreme Court of Justice of the Nation regarding the legal criteria applied in the order that dismissed its Amparo lawsuit,

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

both proceedings are pending. As for the amparo filed by Pemex Transformación Industrial, its processing is suspended until the appeal is resolved. The amparo filed by Odebrecht was dismissed for untimely filing, which is now final. The amparo filed by Pemex Transformación Industrial claiming costs and legal fees has been suspended. As of the date of these financial statements, the final resolution of this process is pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps. 5,852,222, seeking that this resolution is declared null and void. As of the date of these consolidated financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, updates, fines and surcharges for the months January to December 2017 for an amount of Ps. 8,349,608, seeking that this resolution is declared null and void. As of the date of these consolidated financial statements, a final resolution is still pending.

•On October 16, 2024, the Ministry of the International Chamber of Commerce notified to Pemex Exploración y Producción the arbitration claim CCI 28949/PDP by HOKCHI ENERGY, S.A. DE C.V. for breach of the oil sale and purchase contracts PEP-PCP-R01.L02.AC2-PET24-2019 and the gas sale and purchase contract PEP-PCP-R1.2A2-GAS-23-2019, claiming an amount of U.S.$272,624. On December 4, 2024, the International Court of Arbitration granted the co-arbitrators 30 days to appoint the President of the Tribunal. On December 6, 2024, Pemex Exploración y Producción filed its response to the arbitration request. On December 31, the parties agreed to the appointment of the presiding co-arbitrator, and the International Chamber of Commerce will be notified. As of the date of these financial statements, the final resolution of this process is still pending.

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
•Exploration and extraction of hydrocarbons under the deep-water license modality, contractual area 2 Perdido, of U.S.$5,000,000.
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
•Contractual area 16 Tampico-Misantla, Veracruz, of U.S.$1,250,000.
•Contractual area 17 Tampico-Misantla, Veracruz, of U.S.$1,250,000.
•Contractual area 18 Tampico-Misantla, Veracruz, of U.S.$2,500,000.
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
Total guarantees granted to Pemex Exploration and Production amounted to U.S.$45,253,000, equivalent to Ps. 917,201,380, as of December 31, 2024 at the closing exchange rate on December 31, 2024, of Ps. 20.2683 = U.S.$1.00.
As of December 31, 2020, Pemex Logistics granted to Pemex Industrial Transformation the obligations from a lease contract for U.S.$150,000, equivalent to Ps. 3,040,245 at the closing exchange rate on December 31, 2024, of Ps. 20.2683 =U.S.$1.00, to J. Aron & Company LLC, a subsidiary of Goldman Sachs Group Inc.
PEMEX considers the probability it needs to make a disbursement of cash, for the guarantees granted and in effect as of December 31, 2024 remote.
NOTE 27.    SUBSEQUENT EVENTS
A.    Indebtedness for 2025
The Federal Revenue Law applicable to PEMEX as of January 1, 2025, published in the Official Gazette of the Federation on December 19, 2024, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 143,403,700 and an external net debt up to U.S.$5,512,700. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
B.    Recent financing activities
During the period from January 1 to April 11, 2025, PEMEX participated in the following financing activities:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•On January 9, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.7,500,000, bearing interest at a floating rate linked to 28-day TIIE, maturing in March 2025.

•On January 10, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$21,000, bearing interest at a floating rate linked to 30-day SOFR plus a margin 375 basis points, maturing in May 2025.

•On January 13, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,700,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 310 basis points, maturing in July 2025.

•On January 22, 2025, Petróleos Mexicanos issued U.S.$400,000, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points due March 2026 and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

•On January 24, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.5,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in April 2025.

•On February 7, 2025, Petróleos Mexicanos issued U.S.$1,487,457, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points due May 2026 and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

•On February 7, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in August 2025.

•On February 7, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.4,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in July 2025.

•On February 10, 2025, Petróleos Mexicanos entered into a Ps.5,000,000 credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 350 basis points, maturing in February 2027. The credit agreement is fully drawn.

•On February 21, 2025, Petróleos Mexicanos drew U.S.$1,000,000, from a credit facility bearing interest at a floating rate linked to 90-day compounded SOFR plus a margin of 350 basis points, maturing in June 2026.

•On February 24, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in September 2025.

•On February 26, 2025, Petróleos Mexicanos entered into a Ps.1,000,000, promissory note bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in August 2025.

•On February 28, 2025, Petróleos Mexicanos entered into a U.S.$1,000,000, credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 125 basis points, maturing in August 2025.

•On February 28, 2025, Petróleos Mexicanos entered into a U.S.$1,000,000, credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 125 basis points, maturing in August 2025.

•On February 28, 2025, Petróleos Mexicanos entered into a U.S.$1,000,000, credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 125 basis points, maturing in August 2025.

•On March 11, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in October 2025.

•On March 14, 2025, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 182-day TIIE plus a margin of 500 basis points, maturing in March 2027. The credit agreement is fully available.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•On March 25, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in November 2025.

•On March 26, 2025, Petróleos Mexicanos entered into a Ps.5,972,676, credit facility in two tranches: the first one of Ps.2,986,338 bearing interest at a floating rate linked to 182-day TIIE plus a margin of 375 basis points, maturing in March 2026, and the second of Ps.2,986,338 bearing interest at a floating rate linked to 182-day TIIE plus a margin of 200 basis points, maturing in March 2026.

•On March 28, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE, maturing in June 2025.

•On March 31, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.7,500,000, bearing interest at a floating rate linked to 28-day TIIE, maturing in June 2025.
As of December 31, 2024, the outstanding amount under the PMI Trading revolving credit line was U.S.$206,314. From January 1 to April 11, 2025, PMI Trading obtained U.S.$200,000 from its revolving credit line and repaid U.S.$200,000. As of April 11, 2025, the outstanding amount under this revolving credit line was U.S.$206,314. The available amount under this revolving credit lines was U.S.$ 23,685 as of April 11, 2025.
As of April 11, 2025, PEMEX had U.S.$5,902,000 and Ps. 20,500,000 in available credit lines in order to provide liquidity, of which U.S.$614,000 and Ps.5,500,000 are available.
C.    Exchange rates and crude oil prices
As of April 18, 2025, the Mexican peso-U.S. dollar exchange rate was Ps. 20.0213 per U.S. dollar, which represents a 1.2% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2024, which was Ps. 20.2683 per U.S. dollar. This decrease in U.S. dollar exchange rate, has led to an estimate gain of Ps. 20,757,627 in PEMEX’s foreign exchange gains as of April 18, 2025.
As of April 18, 2025, the weighted average price of the crude oil exported by PEMEX was U.S.$59.34 per barrel. This represents a price increase of approximately 11.0% as compared to the average price as of December 31, 2024, which was U.S.$66.70 per barrel.
D.    Contributions from the Mexican Government
During the period from January 1 to April 11, 2025, the Mexican Government made certain contributions to Petróleos Mexicanos through the Ministry of Energy. These amounts are reflected in the table below:

Date	Strengthening of financial position
January 10,	Ps.	20,382,300
January 10,	1,803,442
February 7,	15,000,000
February 19,	23,532,337
March 19,	19,284,494
Total	Ps.	80,002,573
E. New legal framework of Petróleos Mexicanos

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Energy Reform Decree

On October 31, 2024, amendments to Articles 25, 27 and 28 of the Mexican Constitution were signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation as the Energy Reform Decree. The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from a productive state-owned company to a public state-owned company of the Mexican Government.

The Energy Reform Decree reaffirmed the Mexican nation’s ownership of the hydrocarbons located Mexico’s subsoil and included transitional articles setting forth the general framework and timeline for its implementation through the Secondary Legislation.

Secondary Legislation

On March 12, 2025, the Mexican Congress approved the Secondary Legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The Secondary Legislation took effect on March 19, 2025, and includes six new laws, the following of which are most relevant to PEMEX’s operations:

•Ley de la Empresa Pública del Estado, Petróleos Mexicanos (2025 Petróleos Mexicanos Law);
•Ley del Sector Hidrocarburos (Hydrocarbons Sector Law)
•Ley de la Comisión Nacional de Energía (Law of the National Energy Commission)

The Secondary Legislation also includes amendments to the following laws:

•Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Law of the Mexican Petroleum Fund for Stabilization and Development);
•Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law); and
•Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Public Administration)

New Legal Regime

The Secondary Legislation modifies PEMEX’s legal regime and contains important changes to the framework governing Mexico’s energy regulators. Below are the key features of the Energy Reform Decree and the Secondary Legislation that relate to PEMEX’s corporate structure and the hydrocarbons sector in Mexico.

2025 Petróleos Mexicanos Law

The 2025 Petróleos Mexicanos Law repeals and replaces the Ley de Petróleos Mexicanos (2014 Petróleos Mexicanos Law) that had been in effect since October 2014. The 2025 Petróleos Mexicanos Law regulates PEMEX’s organization, management, operation, monitoring, evaluation and accountability. Key changes include:

•Legal Nature and Corporate Purpose: Pursuant to the Energy Reform Decree and the 2025 Petróleos Mexicanos Law, PEMEX has been transformed from a productive state-owned company to a public state-owned company. PEMEX remains wholly owned by the Mexican Government and retain the purpose of conducting activities related to the exploration, extraction, import, export and transformation of hydrocarbons—including the storage, commercialization, transportation, distribution and sale of hydrocarbons and their derivatives—to preserve Mexico’s energy sovereignty, security, sustainability, self-sufficiency. However, PEMEX’s purpose has been expanded to include the development of activities related to energy sources other those derived from hydrocarbons, which will facilitate PEMEX’s participation in other sectors of the Mexican energy industry, including biofuels, renewable energy and lithium.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•Special Regime: PEMEX is now categorized under the Ministry of Energy, with technical, operational, and managerial autonomy, with a mission oriented toward the public and social interest. It retains the special regime provided for in the 2014 Petróleos Mexicanos Law, which governed PEMEX’s activities relating to its subsidiaries, associates, compensation, assets, administrative liabilities, budget, debt levels and sustainability. Further, PEMEX’s activities are recognized as non-monopolistic.

•Corporate Governance: PEMEX’s Board of Directors has been reduced from ten to eight members and will be composed of: (i) the Secretary of Energy, (ii) the Secretary of Finance and Public Credit, (iii) the Secretary of the Environment and Natural Resources, (iv) the Secretary of Science, Humanities, Technology and Innovation, (v) the Chief Executive Officer of the CFE and (vi) three independent board members. The requirements for independent board members remain unchanged and candidates must be nominated by the President of Mexico and ratified by a two-thirds majority in the Mexican Senate.

•Corporate Reorganization: The 2025 Petróleos Mexicanos Law dissolved Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics effective as of March 19, 2025. All of the assets, liabilities, rights and obligations of the subsidiary entities were assumed by, and transferred to PEMEX, which became their successor as a matter of Mexican law. PEMEX’s Chief Executive Officer must present a new corporate structure and organizational statute for approval by PEMEX’s Board of Directors within thirty (30) days following installment of the new board. The approved organizational statute must be published in the Official Gazette of the Federation once approved.

•Contractual Regime: Pursuant to the 2025 Petróleos Mexicanos Law, PEMEX may enter into Mixed Development Agreements with third parties to carry out hydrocarbon exploration and extraction activities, in accordance with the guidelines approved by its Board of Directors and only within the areas assigned for such purposes by the Ministry of Energy, pursuant to the provisions of the Hydrocarbons Sector Law.

Hydrocarbons Sector Law and the Law of the National Energy Commission

The Hydrocarbons Sector Law repealed and replaced the Ley de Hidrocarburos (Hydrocarbons Law) that had been in effect since October 2014. The Hydrocarbons Sector Law establishes the legal framework for the exploration and production of oil and gas through assignments and contracts. Key changes include:

•Priority for Petróleos Mexicanos: The Hydrocarbons Sector Law prioritizes PEMEX’s participation in the domestic hydrocarbon sector and introduces new mechanisms for private sector involvement in upstream activities through Mixed Development Agreements and limited contract models. For midstream and downstream activities, including oil refining and natural gas processing, the law repeals PEMEX’s open access obligations in transportation, storage, and distribution infrastructure and eliminates asymmetric regulation and first-hand sale rules.

•Ministry of Energy as Energy Regulator: Effective March 19, 2025, the Ministry of Energy is responsible for the regulation and planning of the hydrocarbons and electricity sectors in Mexico. The National Hydrocarbons Commission has been extinguished and part of its duties and powers have been assumed by the Ministry of Energy, which now acts as counterpart in exploration and extraction contracts.

•New National Energy Commission: Effective March 19, 2025, the independent Energy Regulatory Commission was extinguished and replaced with the new National Energy Commission, a deconcentrated regulatory entity sectorized to the Ministry of Energy. The National Energy Commission assumed certain of the powers and duties of the Energy Regulatory Commission and, in certain downstream activities, maters previously under the purview of the National Hydrocarbons Commission.

New Fiscal Regime

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

On December 19, 2024, 2025 Federal Revenue Law was published in the Official Gazette of the Federation. The 2025 Federal Revenue Law introduces changes to the fiscal regime applicable to Petróleos Mexicanos aimed at simplifying its fiscal framework and reducing the number of taxes and duties to which it is subject. As of January 1, 2025, the Mexican Government has consolidated the Derecho de Utilidad Compartida (Profit-Sharing Duty), the Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty) and the Derecho de Exploración de Hidrocarburos (Hydrocarbon Exploration Duty) into a single obligation, requiring only provisional and annual payments by Petróleos Mexicanos under the newly created Derecho Petrolero para el Bienestar (Welfare Oil Duty), which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. Additionally, Petróleos Mexicanos is no longer subject to income taxes. As a result, on March 18, 2025, the Hydrocarbons Revenue Law was amended to incorporate the Welfare Oil Duty.

Hydrocarbons Revenue Law

The Hydrocarbons Revenue Law aims at simplifying Petróleos Mexicanos fiscal regime, strengthening its role as a Public State company and assuring its operations are financially sustainable to contribute to the development of the country.

The Hydrocarbons Revenue Law incorporates the Welfare Oil Duty as a single tax rate on the gross revenues of the assignee or contractor, adjusted by the fiscal region and the prices of crude oil and non-associated gas, replacing for all of the extractive industry the three duties it was subject to in the past Derecho de Utilidad Compartida (Profit-Sharing Duty), the Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty) and the Derecho de Exploración de Hidrocarburos (Hydrocarbon Exploration Duty).

This fiscal regime aims for a predictable and transparent amount of duty to be paid by Petróleos Mexicanos by simplifying its computation to the price and production of the hydrocarbons.

F. Legal Proceedings

On March 7, 2025, Pemex Logística and PMI SP, filed their Response to the Request for Arbitration, submitted by Monterra Energy, S. de R.L. de C.V. identified with the number CCI 29125/PDP, stems from and alleged breach of contract, regarding various conditions precedent, including capital contributions and the purchase and sale of shares to acquire a Hydrocarbon Storage Terminal in Tuxpan Veracruz, for an amount of Ps.6,010,259. The deadline granted by the Court Secretariat for the nominated Co-Arbitrators to appoint the president of the arbitral tribunal on or before March 26, 2025, is currently running. As of the date of these financial statements, the final resolution of this process is pending.

G. Approval of Financial Statements

The accompanying consolidated financial statements were authorized for issuance in PEMEX’s annual report in Form 20-F by Mr. Víctor Rodríguez Padilla, Chief Executive Officer, Mr. Juan Carlos Carpio Fragoso, Chief Financial Officer, Mrs. Elizabeth González Garduño, Deputy Director of Budgeting and Accounting and Mr. Óscar René Orozco Piliado, Associate Managing Director of Accounting on April 28, 2025, hereby updated subsequent events, to be filed with the United States Securities and Exchange Commission.

NOTE 28.    SUBSIDIARY GUARANTOR INFORMATION
The following consolidating information presents: (i) condensed consolidated statements of financial position at December 31, 2024 and 2023 and condensed consolidated statements of comprehensive income and cash flows for the

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

years ended December 31, 2024, 2023 and 2022 of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).
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
The following table sets forth, as of December 31, 2024, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:
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
The following table sets forth, as of December 31, 2024, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.
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
Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the Securities and Exchange Commission (“SEC”) outstanding as of December 31, 2024 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of December 31, 2024

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	41,665,854	Ps.	5,143,459	Ps.	42,032,513	Ps.	—	Ps.	88,841,826
Trade and other accounts receivable, derivative financial instruments and other current assets	30,683,735		132,539,268		98,919,902		—		262,142,905
Accounts receivable—inter-company	1,965,995,495		1,434,224,881		256,358,639		(3,656,579,015)		—
Inventories	1,241,752		54,405,081		32,923,156		—		88,569,989
Total current assets	2,039,586,836		1,626,312,689		430,234,210		(3,656,579,015)		439,554,720
Long-term receivables—intercompany	1,457,697,966		—		719,134		(1,458,417,100)		—
Investments in associates	(1,659,731,734)		378,134,429		276,405,440		1,007,884,803		2,692,938
Wells, pipelines, properties, plant and equipment-net	7,156,628		1,221,547,573		421,828,511		—		1,650,532,712
Long-term notes receivables	—		691,787		329,991		—		1,021,778
Right of use	480,916		38,376,000		3,107,617		—		41,964,533
Deferred taxes	—		—		7,033,529		—		7,033,529
Intangible assets	63,772		15,767,890		1,256,615		—		17,088,277
Mexican Government Bonds	21,135,321		—		—		—		21,135,321
Other assets	2,147,391		2,686,655		22,894,729		—		27,728,775
Total assets	Ps.	1,868,537,096	Ps.	3,283,517,023	Ps.	1,163,809,776	Ps.	(4,107,111,312)	Ps.	2,208,752,583
Liabilities
Current liabilities
Current portion of long-term debt	Ps.	356,212,915	Ps.	2,417,693	Ps.	66,587,909	Ps.	—	Ps.	425,218,517
Accounts payable—inter-company	1,572,341,074		1,920,859,946		163,292,029		(3,656,493,049)		—
Other current liabilities	122,034,531		570,830,329		89,440,004		—		782,304,864
Total current liabilities	2,050,588,520		2,494,107,968		319,319,942		(3,656,493,049)		1,207,523,381
Long-term debt	1,494,800,312		18,785,937		39,967,489		—		1,553,553,738
Long-term payables—inter-company	—		1,457,697,966		805,100		(1,458,503,066)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	306,649,614		1,105,032,236		19,769,350		—		1,431,451,200
Total liabilities	3,852,038,446		5,075,624,107		379,861,881		(5,114,996,115)		4,192,528,319
Equity (deficit), net	(1,983,501,350)		(1,792,107,084)		783,947,895		1,007,884,803		(1,983,775,736)
Total liabilities and equity	Ps.	1,868,537,096	Ps.	3,283,517,023	Ps.	1,163,809,776	Ps.	(4,107,111,312)	Ps.	2,208,752,583

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of December 31, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	21,332,062	Ps.	8,121,798	Ps.	39,293,516	Ps.	—	Ps.	68,747,376
Trade and other accounts receivable, derivative financial instruments and other current assets	44,210,424		223,619,697		89,927,257		—		357,757,378
Accounts receivable—inter-company	1,779,552,352		1,084,854,020		209,158,202		(3,073,564,574)		—
Inventories	1,657,768		68,635,820		41,742,404		—		112,035,992
Total current assets	1,846,752,606		1,385,231,335		380,121,379		(3,073,564,574)		538,540,746
Long-term receivables—intercompany	1,255,133,079		—		947,917		(1,256,080,996)		—
Investments in associates	(1,193,893,056)		273,172,532		232,597,274		689,978,053		1,854,803
Wells, pipelines, properties, plant and equipment-net	6,883,032		1,152,610,684		322,828,450		—		1,482,322,166
Long-term notes receivables	—		998,352		181,354		—		1,179,706
Right of use	1,054,650		38,529,258		3,619,272		—		43,203,180
Deferred taxes	53,872,835		108,283,638		7,758,247		—		169,914,720
Intangible assets	30,385		19,267,774		1,052,660		—		20,350,819
Mexican Government Bonds	35,495,104		—		—		—		35,495,104
Other assets	—		2,223,837		8,390,255		—		10,614,092
Total assets	Ps.	2,005,328,635	Ps.	2,980,317,410	Ps.	957,496,808	Ps.	(3,639,667,517)	Ps.	2,303,475,336
Liabilities
Current liabilities
Current portion of long-term debt	407,016,329		17,773,661		52,431,604		—		477,221,594
Accounts payable—inter-company	1,611,866,944		1,353,441,870		108,185,471		(3,073,494,285)		—
Other current liabilities	49,017,649		491,387,451		106,090,967		—		646,496,067
Total current liabilities	2,067,900,922		1,862,602,982		266,708,042		(3,073,494,285)		1,123,717,661
Long-term debt	1,255,500,049		17,755,058		43,993,656		—		1,317,248,763
Long-term payables—inter-company	—		1,255,133,079		1,018,205		(1,256,151,284)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	334,789,836		1,162,988,573		17,709,313		—		1,515,487,722
Total liabilities	3,658,190,807		4,298,479,692		329,429,216		(4,329,645,569)		3,956,454,146
Equity (deficit), net	(1,652,862,172)		(1,318,162,282)		628,067,592		689,978,052		(1,652,978,810)
Total liabilities and equity	Ps.	2,005,328,635	Ps.	2,980,317,410	Ps.	957,496,808	Ps.	(3,639,667,517)	Ps.	2,303,475,336

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2024

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Total revenues	Ps.	—	Ps.	1,843,991,945	Ps.	1,246,933,287	Ps.	(1,421,408,105)	Ps.	1,669,517,127
Services income	48,983,059		96,205,153		24,792,667		(166,825,100)		3,155,779
Total revenues	48,983,059		1,940,197,098		1,271,725,954		(1,588,233,205)		1,672,672,906
(Impairment) of wells, pipelines, properties, plant and equipment	—		(53,439,595)		(37,985)		—		(53,477,580)
Cost of sales	1,249,656		1,729,785,149		1,249,513,305		(1,545,084,823)		1,435,463,287
Gross income	47,733,403		156,972,354		22,174,664		(43,148,382)		183,732,039
Total general expenses	86,642,971		129,848,759		13,974,822		(43,180,542)		187,286,010
Impairment losses on trade receivables	—		708,397		(16,146,955)		—		(15,438,558)
Other revenues (expenses), net	905,600		294,218		1,807,922		(5,083)		3,002,657
Operating (loss) income	(38,003,968)		28,126,210		(6,139,191)		27,077		(15,989,872)
Financing cost, net	(11,365,789)		(152,348,831)		(7,084,600)		(27,077)		(170,826,297)
Foreign exchange (loss) income , net	39,427,764		(338,726,253)		(5,153,747)		—		(304,452,236)
Profit (loss) sharing in associates	(716,122,380)		(4,327,032)		(13,212,549)		734,623,610		961,649
(Loss) income before duties, taxes and other	(726,064,373)		(467,275,906)		(31,590,087)		734,623,610		(490,306,756)
Total taxes, duties and other	54,351,481		231,791,066		4,138,651		—		290,281,198
Net (loss) income for the year	(780,415,854)		(699,066,972)		(35,728,738)		734,623,610		(780,587,954)
Total other comprehensive result	42,909,584		160,029,505		90,342,889		—		293,281,978
Total comprehensive (loss) income	Ps.	(737,506,270)	Ps.	(539,037,467)	Ps.	54,614,151	Ps.	734,623,610	Ps.	(487,305,976)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Total revenues	Ps.	—	Ps.	1,929,682,164	Ps.	1,177,322,779	Ps.	(1,390,763,266)	Ps.	1,716,241,677
Services income	96,620,468		103,803,336		23,393,179		(220,121,042)		3,695,941
Total revenues	96,620,468		2,033,485,500		1,200,715,958		(1,610,884,308)		1,719,937,618
(Impairment) of wells, pipelines, properties, plant and equipment	—		(28,534,696)		(262,822)		—		(28,797,518)
Cost of sales	1,269,012		1,726,608,659		1,162,589,565		(1,509,793,447)		1,380,673,789
Gross income	95,351,456		278,342,145		37,863,571		(101,090,861)		310,466,311
Total general expenses	83,593,406		186,961,537		13,279,701		(101,039,204)		182,795,440
Impairment losses on trade receivables	(6)		(3,092,408)		(20,910)		—		(3,113,324)
Other (expenses) revenues, net	757,110		(3,324,062)		905,748		55,023		(1,606,181)
Operating income	12,515,154		84,964,138		25,468,708		3,366		122,951,366
Financing cost, net	(64,364,068)		(63,037,727)		(5,883,616)		(3,367)		(133,288,778)
Foreign exchange income (loss), net	(11,196,911)		244,756,587		4,519,366		—		238,079,042
Profit (loss) sharing in associates	68,641,910		72,937		35,224,291		(103,529,823)		409,315
Income (loss) before duties, taxes and other	5,596,085		266,755,935		59,328,749		(103,529,824)		228,150,945
Total taxes, duties and other	(2,510,630)		220,521,837		1,988,074		—		219,999,281
Net income (loss) for the year	8,106,715		46,234,098		57,340,675		(103,529,824)		8,151,664
Total other comprehensive result	(1,088,673)		(3,989,701)		(53,844,998)		—		(58,923,372)
Total comprehensive (loss) income	Ps.	7,018,042	Ps.	42,244,397	Ps.	3,495,677	Ps.	(103,529,824)	Ps.	(50,771,708)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2022

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Total revenues	Ps.	—	Ps.	2,801,812,884	Ps.	1,498,442,200	Ps.	(1,922,252,125)	Ps.	2,378,002,959
Services income	80,180,636		97,771,725		16,779,837		(189,346,848)		5,385,350
Total revenues	80,180,636		2,899,584,609		1,515,222,037		(2,111,598,973)		2,383,388,309
(Impairment) of wells, pipelines, properties, plant and equipment	—		(83,932,377)		394,356		—		(83,538,021)
Cost of sales	1,188,124		2,254,594,197		1,473,464,907		(2,030,684,206)		1,698,563,022
Gross income	78,992,512		561,058,035		42,151,486		(80,914,767)		601,287,266
Total general expenses	75,209,256		161,507,542		12,165,708		(80,733,408)		168,149,098
Impairment losses on trade receivables	59,764		(2,092,526)		(2,242)		—		(2,035,004)
Other revenues (expenses), net	136,297		(617,947)		14,550,435		286,735		14,355,520
Operating income	3,979,317		396,840,020		44,533,971		105,376		445,458,684
Financing cost, net	(53,015,543)		(95,270,023)		(6,927,924)		(105,376)		(155,318,866)
Foreign exchange income (loss), net	(2,577,191)		131,349,483		917,798		—		129,690,090
Profit (loss) sharing in associates	149,613,112		(1,982,658)		66,706,428		(213,987,481)		349,401
Income (loss) before duties, taxes and other	97,999,695		430,936,822		105,230,273		(213,987,481)		420,179,309
Total taxes, duties and other	(2,412,355)		321,846,221		746,973		—		320,180,839
Net income (loss) for the year	100,412,050		109,090,601		104,483,300		(213,987,481)		99,998,470
Total other comprehensive result	27,263,372		96,178,950		(33,568,951)		—		89,873,371
Total comprehensive income (loss)	Ps.	127,675,422	Ps.	205,269,551	Ps.	70,914,349	Ps.	(213,987,481)	Ps.	189,871,841

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the year ended December 31, 2024

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income	Ps.	(780,415,854)	Ps.	(699,066,972)	Ps.	(35,728,738)	Ps.	734,623,610	Ps.	(780,587,954)
Income taxes and duties	54,351,481		231,791,066		4,138,651		—		290,281,198
Depreciation and amortization of wells, pipelines, properties, plant and equipment	583,189		140,629,882		5,637,137		—		146,850,208
Amortization of intangible assets	368,048		162,285		96,467		—		626,800
Impairment of wells, pipelines, properties, plant and equipment	—		53,439,595		37,985		—		53,477,580
Unsuccessful wells from intangible assets	—		25,944,025		—		—		25,944,025
Capitalized unsuccessful wells	—		13,046,124		—		—		13,046,124
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	93,070		3,303,841		1,166,293		—		4,563,204
Depreciation of rights of use	573,733		3,913,069		1,543,392		—		6,030,194
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	—		9,126,600		—		—		9,126,600
(Profit) loss sharing in associates, net	716,122,380		4,327,032		13,212,549		(734,623,610)		(961,649)
Unrealized foreign exchange (income) loss	248,097,987		20,788,597		10,572,757		—		279,459,341
Financing cost	138,463,221		12,251,289		8,187,440		—		158,901,950
Financing income	(8,847,897)		(4,401,716)		(2,420,270)		—		(15,669,883)
Taxes and duties	8,010,859		(201,195,432)		2,266,715		—		(190,917,858)
Accounts receivable, inventories, accounts payable, DFIs and provisions	73,519,714		198,930,230		(4,810,162)		—		267,639,782
Employee benefits	6,447,500		48,203,352		448,048		—		55,098,900
Inter-company charges and deductions	63,918,703		(393,698,059)		(2,951,374)		332,730,730		—
Net cash flows from operating activities	521,286,134		(532,505,192)		1,396,890		332,730,730		322,908,562
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(1,520,360)		(199,197,320)		(62,219,624)		—		(262,937,304)
Other assets and other receivables	1,835,746		(53,656)		(11,163,693)		—		(9,381,603)
(Increase) decrease due to Inter-company investing	(452,848,589)		—		228,782		452,619,807		—
Net cash flows (used in) investing activities	(452,533,203)		(199,250,976)		(73,154,535)		452,619,807		(272,318,907)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	156,509,050		—		—		—		156,509,050
Collection and interest collected from the Mexican Government	32,951,605		—		—		—		32,951,605
Lease payments of principal and interest	(388,874)		(6,255,637)		(1,820,136)		—		(8,464,647)
Loans obtained from financial institutions	408,712,952		30,633,407		617,177,528		—		1,056,523,887
Debt payments, principal only	(468,379,316)		(52,280,001)		(628,212,855)		—		(1,148,872,172)
Interest paid	(138,298,684)		(13,302,896)		3,220,622		—		(148,380,958)
Inter-company (decrease) increase financing	(39,525,872)		769,982,956		54,893,453		(785,350,537)		—
Net cash flows (used in) from financing activities	(48,419,139)		728,777,829		45,258,612		(785,350,537)		(59,733,235)
Net (decrease) increase in cash and cash equivalents	20,333,792		(2,978,339)		(26,499,033)		—		(9,143,580)
Effects of foreign exchange on cash balances	—		—		29,238,030		—		29,238,030
Cash and cash equivalents at the beginning of the year	21,332,062		8,121,798		39,293,516		—		68,747,376
Cash and cash equivalents at the end of the year	Ps.	41,665,854	Ps.	5,143,459	Ps.	42,032,513	Ps.	—	Ps.	88,841,826

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
For the year ended December 31, 2023

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net income (loss)	Ps.	8,106,715	Ps.	46,234,098	Ps.	57,340,675	Ps.	(103,529,824)	Ps.	8,151,664
Income taxes and duties	(2,510,630)		220,521,837		1,988,074		—		219,999,281
Depreciation and amortization of wells, pipelines, properties, plant and equipment	565,065		132,294,655		4,695,556		—		137,555,276
Amortization of intangible assets	491,831		20,458		87,338		—		599,627
Impairment of wells, pipelines, properties, plant and equipment	—		28,534,696		262,822		—		28,797,518
Capitalized unsuccessful wells	—		29,529,330		—		—		29,529,330
Unsuccessful wells from intangible assets	—		4,436,985		—		—		4,436,985
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	48		6,757,696		752,828		—		7,510,572
Depreciation of rights of use	602,527		3,845,999		1,438,314		—		5,886,840
Cancellation of leases	(98,421)		(19,643)		(10,634)		—		(128,698)
Unrealized foreign exchange loss (income) of reserve for well abandonment	—		4,638,600		—		—		4,638,600
(Profit) loss sharing in associates, net	(68,641,910)		(72,937)		(35,224,291)		103,529,823		(409,315)
Unrealized foreign exchange loss (income)	(198,352,926)		(15,838,600)		(7,580,344)		—		(221,771,870)
Financing cost	132,960,329		11,929,647		7,281,405		—		152,171,381
Financing income	(11,196,984)		(5,147,757)		(1,865,636)		—		(18,210,377)
Taxes and duties	673,056		(132,902,147)		(342,880)		—		(132,571,971)
Accounts receivable, inventories, accounts payable, DFIs and provisions	17,573,923		26,704,365		(18,574,069)		—		25,704,219
Employee benefits	15,355,953		44,440,075		260,456		—		60,056,484
Inter-company charges and deductions	(371,155,018)		32,322,800		9,737,603		329,094,615		—
Net cash flows from operating activities	(475,626,442)		438,230,157		20,247,217		329,094,614		311,945,546
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(875,254)		(222,997,316)		(68,078,428)		—		(291,950,998)
Other assets and other receivables	2,493,369		1,387,079		21,098,893		—		24,979,341
(Increase) decrease due to Inter-company investing	315,439,003		—		413,722		(315,852,725)		—
Net cash flows (used in) investing activities	317,057,118		(221,610,237)		(46,565,813)		(315,852,725)		(266,971,657)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	166,615,123		—		—		—		166,615,123
Collection and interest collected from the Mexican Government	53,902,357		—		—		—		53,902,357
Lease payments of principal and interest	(477,081)		(5,851,936)		(1,446,963)		—		(7,775,980)
Loans obtained from financial institutions	298,622,440		35,205,868		547,572,751		—		881,401,059
Debt payments, principal only	(406,226,899)		(43,573,854)		(529,053,874)		—		(978,854,627)
Interest paid	(135,584,431)		(9,352,797)		886,892		—		(144,050,336)
Inter-company increase (decrease) financing	188,240,825		(196,218,537)		21,219,601		(13,241,889)		—
Net cash flows (used in) from financing activities	165,092,334		(219,791,256)		39,178,407		(13,241,889)		(28,762,404)
Net (decrease) increase in cash and cash equivalents	6,523,010		(3,171,336)		12,859,811		—		16,211,485
Effects of foreign exchange on cash balances	—		—		(11,878,620)		—		(11,878,620)
Cash and cash equivalents at the beginning of the year	14,809,052		11,293,134		38,312,325		—		64,414,511
Cash and cash equivalents at the end of the year	Ps.	21,332,062	Ps.	8,121,798	Ps.	39,293,516	Ps.	—	Ps.	68,747,376

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

For the year ended December 31, 2022

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net income (loss)	Ps.	100,412,050	Ps.	109,090,601	Ps.	104,483,300	Ps.	(213,987,481)	Ps.	99,998,470
Income taxes and duties	(2,412,355)		321,846,221		746,973		—		320,180,839
Depreciation and amortization of wells, pipelines, properties, plant and equipment	554,672		134,768,990		4,448,153		—		139,771,815
Amortization of intangible assets	433,850		22,598		59,894		—		516,342
Impairment of wells, pipelines, properties, plant and equipment	—		83,932,377		(394,356)		—		83,538,021
Capitalized unsuccessful wells	—		7,110,169		—		—		7,110,169
Unsuccessful wells from intangible assets	—		13,911,491		—		—		13,911,491
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	770,522		20,594,151		2,358,648		—		23,723,321
Depreciation of rights of use	402,661		4,775,839		785,278		—		5,963,778
Cancellation of leases	17,489		(824,885)		—		—		(807,396)
(Gains) on bargain purchase of business acquisition	—		—		(1,271,188)		—		(1,271,188)
Reclassification of translation effect	—		—		(10,383,296)		—		(10,383,296)
Unrealized foreign exchange loss (income) of reserve for well abandonment	—		4,647,200		—		—		4,647,200
(Profit) loss sharing in associates, net	(149,613,112)		1,982,658		(66,706,428)		213,987,481		(349,401)
Unrealized foreign exchange loss (income)	(116,319,473)		(7,874,293)		(4,351,603)		—		(128,545,369)
Financing cost	133,280,499		20,710,183		5,693,198		—		159,683,880
Financing income	(15,912,365)		(10,859,934)		(455,666)		—		(27,227,965)
Taxes and duties	(6,301,293)		(360,898,996)		527,037		—		(366,673,252)
Accounts receivable, inventories, accounts payable, DFIs and provisions	15,493,005		(52,750,442)		15,832,583		—		(21,424,854)
Employee benefits	18,330,319		35,818,190		126,678		—		54,275,187
Inter-company charges and deductions	511,277,041		(191,050,153)		115,670,229		(435,897,117)		—
Net cash flows from operating activities	490,413,510		134,951,965		167,169,434		(435,897,117)		356,637,792
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(1,015,214)		(221,783,321)		(131,061,456)		13,389,062		(340,470,929)
Other assets and other receivables	2,041,688		(1,388,372)		(19,728,200)		(13,389,063)		(32,463,947)
(Increase) decrease due to Inter-company investing	118,585,446		—		484,885		(119,070,331)		—
Net cash flows (used in) investing activities	119,611,920		(223,171,693)		(150,304,771)		(119,070,332)		(372,934,876)
Financing activities:
Increase in equity due to Certificates of Contribution “A” and proceeds from FONADIN grants	211,306,717		—		—		—		211,306,717
Collection and interest collected from the Mexican Government	7,455,715		—		—		—		7,455,715
Lease payments of principal and interest	(689,290)		(8,597,594)		(1,349,939)		—		(10,636,823)
Loans obtained from financial institutions	428,181,800		34,447,738		601,549,878		—		1,064,179,416
Debt payments, principal only	(470,070,458)		(41,828,143)		(595,260,679)		—		(1,107,159,280)
Interest paid	(136,869,989)		(17,387,706)		301,005		—		(153,956,690)
Inter-company (decrease) increase financing	(669,221,278)		126,720,697		(12,466,868)		554,967,449		—
Net cash flows (used in) from financing activities	(629,906,783)		93,354,992		(7,226,603)		554,967,449		11,189,055
Net (decrease) increase in cash and cash equivalents	(19,881,353)		5,135,264		9,638,060		—		(5,108,029)
Effects of foreign exchange on cash balances	—		—		(6,983,907)		—		(6,983,907)
Cash and cash equivalents at the beginning of the year	34,690,405		6,157,870		35,658,172		—		76,506,447
Cash and cash equivalents at the end of the year	Ps.	14,809,052	Ps.	11,293,134	Ps.	38,312,325	Ps.	—	Ps.	64,414,511

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
A.    Capitalized costs for oil and gas producing activities (unaudited):

	2024		2023	2022
Proved Properties	Ps.	3,182,017,349	2,992,418,072	2,866,888,317
Construction in progress	101,026,986		87,417,444	78,758,180
Accumulated depreciation and amortization	(2,346,799,094)		(2,246,990,816)	(2,150,051,501)
Net capitalized costs	Ps.	936,245,241	832,844,700	795,594,996
B.    Costs incurred for oil and gas property exploration and development activities (unaudited):

	2024		2023
Exploration	Ps.	52,693,932	67,956,743
Development	123,422,798		171,348,160
Total costs incurred	Ps.	176,116,730	239,304,903
PEMEX does not have property acquisition costs because the oil reserves it exploits are owned by the Mexican nation.
Exploration costs include costs of geological and geophysical studies of fields in the amount of Ps. 14,672,428 and Ps. 16,589,953, for 2024 and 2023, respectively. These costs are accounted for as geological and geophysical exploration expenses, in accordance with the successful efforts method of accounting.
Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

C.    Results of operations for oil and gas producing activities (unaudited):

	2024		2023	2022
Revenues from sale of oil and gas	Ps.	895,464,369	931,509,764	1,347,063,715
Hydrocarbon duties	198,488,864		338,881,974	404,918,526
Production costs (excluding taxes)	321,010,191		347,603,900	421,514,923
Other costs and expenses	59,261,551		56,536,914	94,115,614
Exploration expenses	60,148,763		16,589,853	38,752,353
Depreciation, depletion, amortization and accretion	99,491,976		116,710,477	173,178,527
	738,401,345		876,323,118	1,132,479,943
Results of operations for oil and gas producing activities	Ps.	157,063,024	55,186,646	214,583,772
D.    Sales prices (unaudited)
The following table summarizes average sales prices in U.S. dollars for each of the years ended December 31 (excluding production taxes):

Description	2024	2023	2022
	U.S.$	U.S.$	U.S.$
Weighted average sales price per barrel of oil equivalent (boe) (1)	57.73	54.76	69.31
Crude oil, per barrel	70.44	65.89	89.84
Natural gas, per thousand cubic feet	3.63	3.87	7.17
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
Proved reserves estimates as of December 31, 2024 were prepared by the Exploration and Production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of hydrocarbon reserves. According to the Lineamientos que Regulan los Procedimientos de Cuantificación y Certificación de Reservas de la Nación (Guidelines for Regulating the Nation’s Reserves Quantification and Certification Procedures), CNH should review and approve of Hydrocarbons Reserves reports of Mexico’s operators in the month of April. As of the date of these consolidated financial statements, the proved reserves estimates as of December 31, 2024 have not been approved by the CNH.
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
During 2024, PEMEX did not record any material increase in PEMEX’s hydrocarbons reserves as a result of the use of new technologies.
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
In addition to this internal review process, Pemex Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex Exploration and Production’s estimates of proved reserves as of December 31, 2024 or January 1, 2025: DeGolyer and MacNaughton (“DeGolyer”), Ryder Scott Company L.P (“Ryder Scott”) and GLJ LTD. (“GLJ”), together, the “Independent Engineering Firms.” The reserves estimate reviewed by the Independent Engineering Firms totaled 75.5% of PEMEX’s estimated proved reserves. The remaining 24.5% of PEMEX’s estimated proved reserves consisted of reserves located, among others, in some fields related to exploration and production contracts, in which a corresponding third party is responsible for assessing the volume of reserves.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

GLI audited the reserves in the Cantarell, Ku Maloob Zaap, Reynosa, Veracruz, Cinco Presidentes and Macuspana-Muspac, business units; Ryder Scott audited the reserves in the Poza Rica-Altamira, Bellota-Jujo, Samaria-Luna, Abkatún-Pol-Chuc and Litoral de Tabasco business units, and DeGolyer and MacNaughton audited the reserves in the fields recently added to our inventory registry. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of some of the fields; (3) economic analysis of the fields; and (4) review of Pemex Exploration and Production’s production forecasts and reserves estimates.
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
PEMEX´s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 6.8% in 2024, from 5,894.0 million barrels at December 31, 2023 to 5,494.5 million barrels at December 31, 2024. PEMEX’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 1.0% in 2024, from 3,500.3 million barrels on December 31, 2023 to 3,463.9 million barrels at December 31, 2024. The amount of PEMEX’s proved reserves of crude oil, condensate and liquefiable hydrocarbon reserves added in 2024 was lower to reach the level of production in 2024, which amounted to 705.0 million barrels of crude oil, condensates and liquefiable hydrocarbons.
PEMEX’s total proved developed and undeveloped dry gas reserves increased by 23.3% in 2024, from 8,250.3 billion cubic feet as of December 31, 2023 to 10,173.6 billion cubic feet as of December 31, 2024. PEMEX’s proved developed dry gas reserves increased by 33.8% in 2024, from 4,314.0 billion cubic feet as of December 31, 2023 to 5,773.4 billion cubic feet as of December 31, 2024. This increase was principally due to an upsurge in proved developed dry gas reserves of Ixachi field. The amount of proved developed and undeveloped dry gas reserves added in 2024 was sufficient to offset the level of production in 2024, which amounted to 888.2 billion cubic feet of dry gas. PEMEX’s proved undeveloped dry gas reserves increased by 11.8% in 2024, from 3,936.3 billion cubic feet as of December 31, 2023 to 4,400.2 billion cubic feet as of December 31, 2024. This increase in proved undeveloped reserves was due to the development of the Ixachi field, mainly due to the drilling of development wells and revisions, which allowed these reserves to be classified as proven developed reserves.

During 2024, our exploration activities in shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of six new hydrocarbon fields (Macavil, Puk, Jep, Tlatitok, Tlatitok-Sur and Sejkan) and two new reservoirs in existing fields (one in the Madrefil field and one in the Yawa field). Together, these discoveries led to the incorporation of 37.1 million barrels of oil equivalent of proved reserves.
The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of its proved reserves determined in accordance with Rule 4-10(a).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Summary of oil and gas (1) proved reserves as of December 31, 2024 based on average fiscal year prices

	Crude oil and Condensates (2)	Dry Gas (3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves:
Proved developed reserves	3,463.9	5,773.4
Proved undeveloped reserves	2,030.6	4,400.2
Total proved reserves	5,494.5	10,173.6
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
Source: Pemex Exploration and Production.
Crude oil and condensate reserves
(including natural gas liquids) (1)

	2024	2023	2022
Proved developed and undeveloped reserves:
At December 31,	5,894	6,089	6,073
Revisions (2)	271	529	647
Extensions and discoveries	26	16	78
Production	(705)	(744)	(710)
Farm outs & transfer to exploration and production contracts (CEE) & transfer of fields due to NHC bidding process	8	4	1
At December 31,	5,494	5,894	6,089
Proved developed reserves at December 31,	3,464	3,500	3,698
Proved undeveloped reserves at December 31,	2,031	2,394	2,391
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
Source: Pemex Exploration and Production.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Dry Gas Reserves

	2024	2023	2022
	(in billions of cubic feet)
Proved developed and undeveloped reserves:
At December 31,	8,251	7,080	7,040
Revisions (1)	2,752	2,069	847
Extensions and discoveries	56	12	43
Production (2)	(888)	(917)	(854)
Farm outs & transfer to exploration and production contracts (CEE) & transfer of fields due to NHC bidding process	4	7	4
At December 31,	10,175	8,251	7,080
Proved developed reserves at December 31,	5,773	4,314	4,368
Proved undeveloped reserves at December 31,	4,400	3,936	2,711
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
Source: Pemex Exploration and Production.

Pemex Exploration and Production’s reserve-replacement ratio, or RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2024, PEMEX obtained an increase of 846.8 million barrels of oil equivalent of proved reserves as aggregated from discoveries, revisions, delimitations and development and production, which represents a RRR of 96.6%. PEMEX’s 2024 RRR as compared to our RRR of 103.2% in 2023. Although our RRR decreased last year, we expect to continue achieving an RRR of about 100% in the following years.
PEMEX’s reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2024, this ratio is eight years, six months for proved reserves.
F.    Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)
The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2050. This measure is presented in accordance with ASC Topic 932.
Estimated future cash inflows from production are computed by applying average prices of oil and gas on the first day of each month of 2024. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.
Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex Exploration and Production already legislated for 2024 to the future pre-tax net cash flows related to PEMEX’s proved oil and gas reserves.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The estimated future payment of taxes was calculated based on the latest fiscal regime applicable by decree to PEMEX, published in the Official Gazette of the Federation on March 18, 2025.
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
Standardized measure of discounted future net cash flows as of December 31

	2024	2023	2022
	(in millions of U.S. dollars)
Future cash inflows	325,024	362,836	512,547
Future production costs (excluding profit taxes)	(108,034)	(157,758)	(174,115)
Future development costs	(26,880)	(26,082)	(26,013)
Future cash flows before tax	190,110	178,996	312,419
Future production and excess gains taxes	(98,122)	(135,723)	(205,035)
Future net cash flows	91,988	43,273	107,384
Effect of discounting net cash flows by 10%	(37,864)	(15,421)	(44,461)
Standardized measure of discounted future net cash flows	54,124	27,852	62,923
Note: Table amounts may not total due to rounding.
To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Changes in standardized measure of discounted future net cash flows

	2024	2023	2022
	(in millions of U.S. dollars)
Sales of oil and gas produced, net of production costs	(34,933)	(41,751)	(54,470)
Net changes in prices and production costs	37,159	(96,667)	77,278
Extensions and discoveries	921	540	3,078
Development cost incurred during the year	6,011	8,657	5,738
Changes in estimated development costs	(7,629)	(6,012)	(5,523)
Reserves revisions and timing changes	13,860	16,737	15,773
Accretion of discount of pre-tax net cash flows	7,192	18,679	9,749
Net changes in production and excess gains taxes	3,691	64,747	(24,927)
Aggregate change in standardized measure of discounted future net cash flows	26,272	(35,070)	26,696
Standardized measure:
As of January 1	27,852	62,922	36,226
As of December 31	54,124	27,852	62,922
Change	26,272	(35,070)	26,696
Note: Table amounts may not total due to rounding.
In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated as of December 31 prices and costs.
The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.