Form 20-F
period 2025-12-31
MEXICAN PETROLEUM
filed 2026-04-30
CIK 932782

As filed with the Securities and Exchange Commission on April 30, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 20-F
__________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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
11300 Ciudad de México, México
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
__________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of Each Class

6.875% Notes due 2026	6.490% Notes due 2027
6.500% Notes due 2027	6.490% Notes due 2027
5.350% Notes due 2028	9.500% Guaranteed Bonds due 2027
8.750% Notes due 2029	6.500% Notes due 2029
6.840% Notes due 2030	5.950% Notes due 2031
10.000% Notes due 2033	6.700% Notes due 2032
6.625% Guaranteed Bonds due 2035	6.625% Notes due 2035
6.625% Guaranteed Bonds due 2038	6.500% Bonds due 2041
5.500% Bonds due 2044	6.375% Bonds due 2045
5.625% Bonds due 2046	6.750% Bonds due 2047
6.350% Bonds due 2048	7.690% Bonds due 2050
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
Yes   ☐     No   ☒

EXPLANATORY NOTE
Petróleos Mexicanos is the state-owned public oil and gas company of the United Mexican States, which we refer to as Mexico, wholly owned by the Federal Government of Mexico, which we refer to as the Mexican Government. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name. Pursuant to the Energy Reform Decree (as defined herein) and the Ley de la Empresa Pública del Estado, Petróleos Mexicanos (the “2025 Petróleos Mexicanos Law”), as of March 19, 2025, our three former subsidiary entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”), have been dissolved and all of their assets, liabilities, rights and obligations have been assumed by Petróleos Mexicanos, which has been transformed from a productive state-owned company into a state-owned public company. This annual report contains certain information regarding our former subsidiary entities for the years ended December 31, 2024 and 2023. For the year ended December 31, 2025, due to their consolidation into Petróleos Mexicanos, we have ceased to report information regarding our former subsidiary entities. For more information about Mexico’s recent energy reform and its impact on our business, see “Special Note Regarding Mexican Energy Reform” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.”
In addition, a number of subsidiary companies that are defined in Note 1 and listed in Note 5 to our consolidated financial statements incorporated in Item 18, which we refer to as our subsidiary companies, are incorporated into the consolidated financial statements; these subsidiary companies are also identified with their corresponding ownership percentages in “––Consolidated Structure of PEMEX” on page 4. Petróleos Mexicanos and the subsidiary companies (including, for the years ended December 31, 2023 and 2024, the subsidiary entities) are collectively referred to as “PEMEX” or “we.” See “Item 4—Information on the Company—History and Development—Corporate Structure” for more details.
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
We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. Ps.17.9667 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (the “Ministry of Finance and Public Credit”) instructed us to use on December 31, 2025. You should not construe these translations from pesos into dollars as actually representing
1

such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. Mexico has a free market for foreign exchange, and the Mexican Government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican Government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future. Due to the volatility of the peso/U.S. dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.
2

SPECIAL NOTE REGARDING MEXICAN ENERGY REFORM
On October 17, 2024, the Mexican Congress approved amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (the “Mexican Constitution”), which were subsequently approved by a majority of Mexico’s state legislatures and signed into law by the President Claudia Sheinbaum Pardo. On October 31, 2024, these amendments were published in the Diario Oficial de la Federación (the “Official Gazette of the Federation”) as the Decreto por el que se reforman el párrafo quinto del artículo 25, los párrafos sexto y séptimo del artículo 27 y el párrafo cuarto del artículo 28 de la Constitución Política de los Estados Unidos Mexicanos, en materia de áreas y empresas estratégicas (Decree amending Paragraph 5 of Article 5, Paragraphs 6 and 7 of Article 27 and Paragraph 4 of Article 28 of the Mexican Constitution regarding Strategic Enterprises, or the “Energy Reform Decree”).
The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from an empresa productiva del Estado (productive state-owned company) to an empresa pública del Estado (state-owned public company). The Energy Reform Decree included artículos transitorios (transitional articles) requiring the Mexican Congress to adjust, amend or otherwise modify any relevant legislation required to give effect to the Energy Reform Decree within 180 calendar days (such implementing legislation, the "Secondary Legislation"). On March 12, 2025, the Mexican Congress approved the Secondary Legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The Energy Reform Decree and the Secondary Legislation include important modifications to our legal framework, corporate structure and corporate governance, including six new laws, including the 2025 Petróleos Mexicanos Law, and amendments to existing laws. For more information, see “Item 4—Information on the Company—History and Development—Recent Energy Reform.”
Separately, following the enactment of the Energy Reform Decree and as part of a broader institutional reform agenda, on November 28, 2024, the Mexican Congress approved amendments to certain Articles of the Mexican Constitution aimed at simplifying the structure of independent government agencies. These amendments were subsequently approved by a majority of Mexico's state legislatures, signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on December 20, 2024 (the "Organic Simplification Decree"). The implementing legislation relating to the Organic Simplification Decree was included in the Secondary Legislation and took effect on March 19, 2025. As a result, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) and the Comisión Reguladora de Energía (Energy Regulatory Commission, or "CRE") were dissolved, and their regulatory functions were transferred to the Ministry of Energy and the new Comisión Nacional de Energía (National Energy Commission), a deconcentrated regulatory entity within the Ministry of Energy. For more information, see "Item 4—Information on the Company—History and Development—Recent Energy Reform—New Legal Regime" and "Item 4—General Regulatory Framework."
Pursuant to the 2025 Petróleos Mexicanos Law, Petróleos Mexicanos is wholly owned by the Mexican Government and categorized under the Ministry of Energy. For more information, see “Item 4—Information on the Company—History and Development—Recent Energy Reform—New Legal Regime” and “Item 4—General Regulatory Framework.”
Moreover, our former subsidiary entities, Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics, were dissolved effective as of March 19, 2025. Upon dissolution, all assets, liabilities, rights and obligations of the subsidiary entities were transferred to, and assumed by, Petróleos Mexicanos at historical cost without gain or loss, and Petróleos Mexicanos became the legal successor of the subsidiary entities as a matter of Mexican law. On May 22, 2025, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos or the “New Organic Statute”). The New Organic Statute was published in the Official Gazette of the Federation on May 30, 2025, and became effective on June 1, 2025. On September 12, 2025, an amendment to the New Organic Statute, previously approved by the Board of Directors of Petróleos Mexicanos, was published in the Official Gazette of the Federation. The New Organic Statute establishes the new structure and organization of Petróleos Mexicanos. For more information, see “Item 4—Information on the Company—History and Development—Recent Energy Reform—New Legal Regime” and “Item 4—Information on the Company—History and Development—Corporate Structure.”

PRESENTATION OF INFORMATION CONCERNING RESERVES
The proved hydrocarbon reserves included in this report for the year ended December 31, 2025, are those that we have the right to extract and sell based on assignments granted to us by the Mexican Government.
The estimates of our proved reserves of crude oil and natural gas for the five years ended December 31, 2025 included in this report have been calculated according to the technical definitions required by the SEC. DeGolyer and MacNaughton Corp. (which we refer to as "DeGolyer and MacNaughton"), GLJ Ltd. (which we refer to as "GLJ") and Ryder Scott Company L.P. (which we refer to as "Ryder Scott") conducted reserves audits of our estimates of our proved hydrocarbon reserves as of December 31, 2025 or January 1, 2026, as applicable. All reserves estimates involve some degree of uncertainty. For a description of the risks relating to reserves and reserves estimates, see “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—Hydrocarbon reserves are based on estimates, which are uncertain and subject to revisions,” “—We must make significant capital expenditures to sustain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our revenue, adjustments to our capital expenditures budget or an inability to obtain financing may limit our ability to make capital investments” and “—The Mexican nation, not us, owns the hydrocarbon reserves located in Mexico, and our right to continue to extract these reserves is subject to the approval of the Ministry of Energy.”
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
•changes in global trade policy, including the imposition of tariffs, trade barriers or other restrictions on our products;
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
•the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflicts in Gaza and Lebanon and the war involving Iran, Israel, the United States of America and several other countries in the Middle East— as well as disruptions in strategic maritime transport routes, including the Red Sea and the Strait of Hormuz;

•cybersecurity incidents and attacks, including disruptions to our information technology systems and unauthorized access to sensitive data;
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

CONSOLIDATED STRUCTURE OF PEMEX
The following chart presents the consolidated structure of PEMEX as of December 31, 2025:

Pursuant to the 2025 Petróleos Mexicanos Law, Pemex Exploration and Production, Pemex Industrial Transformation, and Pemex Logistics were dissolved effective as of March 19, 2025. Following such dissolution, our Board of Directors approved the New Organic Statute, our new corporate structure and organizational statute, which became effective on June 1, 2025. For more information, see “Special Note Regarding Mexican Energy Reform” and “Item 4—Information on the Company—History and Development.”

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
We have a substantial amount of debt, which we have incurred primarily to fund our operating expenses and finance our capital investment projects. Despite reductions in our tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, we face significant indebtedness. Therefore, in order to develop our assigned hydrocarbon reserves, service our indebtedness and amortize scheduled debt maturities, we may need to obtain funds from a broad range of sources, in addition to continuing efficiency and cost-cutting initiatives. There can be no assurances that we will continue to have access to capital on favorable terms or any terms at all. During 2025, we received support from the Mexican Government mainly to strengthen our financial condition, and such additional support may not be available in upcoming years.
As of December 31, 2025, our total indebtedness, including accrued interest, was Ps. 1,531.3 billion (U.S.$85.2 billion), in nominal terms, which represented a 22.6% decrease in peso terms compared to our total indebtedness, including accrued interest, of Ps.1,978.8 billion as of December 31, 2024. As of December 31, 2025, 38.4% of our existing debt, or Ps.588.7 billion (U.S.$32.8 billion), including accrued interest, is scheduled to mature in the next three years, including Ps.345.2 billion (U.S.$19.2 billion) scheduled to mature in 2026. Our working capital improved from a negative working capital of Ps.768.0 billion (U.S.$ 37.9 billion) as of December 31, 2024 to a negative working capital of Ps.530.5 billion (U.S.$29.5 billion) as of December 31, 2025. Our level of debt may increase further in the short or medium term as a result of new financing activities, which may adversely affect our financial condition or, in accounting terms, due to future depreciation of the peso against the U.S. dollar, which could further impact our financial condition, results of operations and liquidity positions. To service our debt, we have relied and may continue to rely on a combination of cash flows from our operations, drawdowns under our credit facilities, capital contributions from the Mexican Government and additional financing schemes (including refinancing of existing indebtedness).
During 2025, we received Ps.395.3 billion (U.S.$22.0 billion) in capital contributions from the Mexican Government to strengthen our financial position and for the “Proyecto Aprovechamiento de Residuales” (Waste Utilization Project) in the Salina Cruz and Miguel Hidalgo. These contributions represented an important source for the payment of our debt during 2025.

If we were unable to obtain financing on favorable terms or any terms at all, this could hamper our ability to invest in projects, replace hydrocarbon reserves, and meet our principal and interest payment obligations with our creditors. This risk would increase if support from the Mexican Government were to be discontinued or diminished. As a result, we may be exposed to significant liquidity constraints and may be unable to service our debt, pay our suppliers, or make the necessary capital expenditures to maintain our target production levels and to maintain, and increase, the proved hydrocarbon reserves assigned to us by the Mexican Government, which may adversely affect our financial condition and results of operations. See “—Risk Factors Related to our Relationship with the Mexican Government—We must make significant capital expenditures to sustain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our revenue, adjustments to our capital expenditures budget or an inability to obtain financing may limit our ability to make capital investments” below.
If such constraints occur at a time when our cash flow from operations is insufficient to meet our debt service obligations, as was the case for the year ended December 31, 2025, we could be forced to further reduce our planned capital expenditures and implement further austerity measures in order to provide additional liquidity to our operations. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient for us to meet our obligations.

Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern.
Our consolidated financial statements as of December 31, 2025, have been prepared under the assumption that we will continue as a going concern. However, there is material uncertainty that raises significant doubt about our ability to continue operating as a going concern. Our consolidated financial statements as of December 31, 2025, do not include any adjustments that might result from the outcome of that uncertainty. If the actions we are taking to improve our financial condition, which are described in detail under “Item 5— Overview — 2025-2035 Strategic Plan” are not successful, we may not be able to continue operating as a going concern.
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
Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current credit ratings and the rating outlooks depend, in part, on economic conditions and other exogenous factors that affect credit risk and are beyond our control, as well as assessments of the creditworthiness of Mexico.
Certain rating agencies downgraded Mexico’s credit ratings in July 2022 and their assessment of Mexico’s creditworthiness has affected and may further affect our credit ratings. Further, in July 2023 and February 2024, certain rating agencies downgraded our credit rating and ratings outlook. We currently have a “split rating” among the rating agencies that formally rate our credit profile. In 2025, two of the three rating agencies upgraded our credit rating due to the Mexican Government’s increased commitment to supporting our financial obligations and the publication of our 2025-2035 Strategic Plan.
While ratings downgrades do not constitute a default or an event of default under our debt instruments, they can increase our cost of financing. Notwithstanding the recent upgrades to our credit ratings, there can be no assurance that such upgrades will be sustained, and future downgrades could occur as a result of factors beyond our control, including changes in the creditworthiness of Mexico or a deterioration in our financial condition. Any such downgrades could significantly harm our financial condition, results of operations and ability to meet existing obligations. In addition, for new financings or amendments to existing financing arrangements, more restrictive covenants, higher collateral requirements and other less favorable terms could reduce our financial and operational flexibility, negatively impact our liquidity and the prices of our debt securities, reduce our potential pool of investors and limit our funding sources, among other consequences. There can be no assurance that we will be able to maintain or improve our current credit ratings or outlook.

Crude oil, natural gas and petroleum products prices are volatile, and low crude oil, natural gas and petroleum products prices adversely affect our income and cash flows and the value of the hydrocarbon reserves that we have the right to extract and sell.
Most of our cash flow derives from sales of crude oil, petroleum products and natural gas. International prices of these products fluctuate due to global supply and demand dynamics, as well as many factors beyond our control. These factors include (i) competition within the oil and natural gas industry, (ii) the existence and development of alternative sources of energy, (iii) prices of alternative sources of energy, (iv) the cost of exploration and extraction of oil fields, (v) international economic trends, (vi) exchange rate fluctuations, (vii) expectations of inflation, (viii) domestic and foreign laws and government regulations, (ix) energy transition policies, (x) political, social and other events (including public health events and armed conflict) in major oil- and natural gas-producing and consuming nations, (xi) actions taken by Organization of the Petroleum Exporting Countries (“OPEC”) members and other oil exporting countries, (xii) oil and natural gas trading activity and (xiii) transactions in derivative financial instruments (“DFIs”) related to oil and gas.
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
During 2025 and 2024, the weighted average Mexican crude oil price remained volatile due to market conditions, averaging U.S. $61.75 per barrel, and U.S. $70.20, respectively. As of the date of this annual report, crude oil prices continue to show high volatility, mainly due to armed conflict in the Middle East and related disruptions in international trade. See “Risk Factors Related to Our Operations—Our business could be negatively impacted by hydrocarbon price volatility as the result of actual or threatened global military or paramilitary activity, political tensions, and any related destabilization of the world energy markets” below.
Any future decline in international crude oil and natural gas prices will have a negative impact on our results of operations and financial condition. Price fluctuations may also affect estimates of the amount and value of Mexico’s hydrocarbon reserves that we have the right to extract and sell, which could affect our future production levels. See “—Risk Factors Related to our Relationship with the Mexican Government—Hydrocarbon reserves are based on estimates, which are uncertain and subject to revisions” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Changes in Exposure to Main Risks—Market Risk—Hydrocarbon Price Risk.” below.
Our business could be negatively impacted by hydrocarbon price volatility as a result of actual or threatened global military or paramilitary activity, political tensions, and any related destabilization of the world energy markets.
Our income and cash flows depend on the prices of crude oil, petroleum products and natural gas. Oil prices are highly sensitive to real and perceived threats to global geopolitical stability, as well as to changes in production from OPEC and OPEC+ member states and other oil-producing nations, which can cause either oversupply or shortages in the market. Volatility in global oil, natural gas and petroleum products prices may increase as a result of international sanctions, trade restrictions and other governmental actions affecting crude oil supply in global markets. Such volatility may also result from actual or threatened military or paramilitary activities, including the ongoing war in Ukraine, hostilities involving Israel, Hamas, Hezbollah, the United States and Iran in the Middle East, disruptions affecting regional shipping lanes and other critical supply routes, and political, regulatory and sanctions-related developments affecting the energy sector.
These events, and the perception that they may intensify or expand, could cause sudden increases or decreases in the prices of crude oil, natural gas and petroleum products, disrupt production, transportation and export activities, impair access to significant transit routes, and increase overall market volatility. In particular, hostilities in the Middle East, including any actual or threatened disruption, closure or reduced access to the Strait of Hormuz or other significant supply routes, could materially disrupt regional and global energy markets. In addition, changes in sanctions regimes, governmental control, export policies or investment conditions in Venezuela or other significant oil-producing countries could alter regional and global supply dynamics. Any such changes could contribute to market instability and increase price volatility.
Any increase in oil, gas and petroleum products prices resulting from these conflicts or developments may be temporary and may be offset or reversed by factors beyond our control, including changes in global supply and demand, actions by OPEC and OPEC+ member states and other producing nations, sanctions relief, ceasefires, releases from strategic reserves or other geopolitical or macroeconomic developments. Conversely, any resulting decline in commodity prices, sustained period of heightened volatility, or disruption to supply, transportation or market access could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our business may be materially and adversely affected by the emergence of epidemics or pandemics.
Public health events, including epidemics and pandemics caused by infectious agents and diseases, may adversely impact the health of our workforce, disrupt the operations of our partners and suppliers, and affect or change supply chains routines and procedures. Public health events can also compromise the operation of our key facilities, including our oil platforms, refineries and terminals, causing disruptions in our supply chain. In addition, public health events may impact the economy of Mexico, its population and/or the global economy, influencing the international prices of, and/or supply and demand for, crude oil, refined products and/or natural gas, which may in turn affect our business, results of operations and financial condition. The impact of current or future public health events is highly uncertain and will depend on numerous evolving factors that we cannot predict. See “—Risk Factors Related to our Operations—Crude oil, natural gas and petroleum products prices are volatile, and low crude oil, natural gas and petroleum products prices adversely affect our income and cash flows and the value of the hydrocarbon reserves that we have the right to extract and sell” above for further information.
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
Our operations are also exposed to risks arising from criminal acts to steal, divert or tamper with our crude oil, natural gas and refined products from our pipeline network, as well as materials and equipment theft. These acts include the illegal extraction of hydrocarbons, such as clandestine “tapping” of our pipelines. Such criminal activity has led to fires explosions, property and environmental damage, injuries and loss of life, as well as loss of revenue from stolen products. In addition, the illegal trade in hydrocarbons, including through counterfeit schemes that undervalue, mislabel and fail to quantify imported hydrocarbons for tax evasion purposes, disrupt the domestic fuels market, adversely affect our operating results and damage our reputation.
The measures we have taken in conjunction with the Mexican Government to reduce the illicit fuel market have not resulted in sustained improvement. In 2025 and 2024, we identified 10,591 and 11,774 illegal pipeline taps, respectively. We are also exposed to the risk that some of our employees or public officials may participate, or be perceived to participate in the illicit market in fuels. In addition, our facilities are exposed to intentional acts of sabotage, terrorism, blockades, theft and piracy. Incidents of this nature in connection with the production, processing and transportation of oil and gas products could result in personal injury, loss of life, environmental damage, related containment, cleanup and repair costs and damage to equipment and facilities, any of which could adversely affect our business, results of operations and financial condition.
We are exposed to cybersecurity incidents and attacks that could materially adversely affect our business, results of operations and financial condition.
Our operations rely on information technology and specialized systems. In recent years, cyber-threats and cyber-attacks targeting critical infrastructure in the energy sector have become more sophisticated, frequent, coordinated and costly, and could be and have been targeted at our operations or information technology systems. These attacks seek to exploit vulnerabilities in business and industrial systems and equipment, disrupting business continuity and compromising sensitive data. If the integrity of our information technology and specialized systems were to be materially compromised due to a cyber-attack or due to the negligence or misconduct of our employees, our business operations could be disrupted or even paralyzed, and our proprietary information could be stolen or lost. If such information security failures occur, we could experience, among other things: (i) disruptions in critical infrastructure operations affecting the production and distribution of hydrocarbons and derivatives, (ii) regulatory penalties, (iii) legal liability resulting from breaches of personal, customer or partner data, (iv) reputational damage and loss of trust, (v) decreased revenues and financial losses due to business interruption, theft or alteration of information, depending on the magnitude of the incident; (vi) increased operational costs, including system recovery, enhanced security measures and compensation payouts and (vii) loss of strategic assets depending on the severity of incidents affecting critical systems, which in turn could have a material adverse effect on our results of operations and financial condition.
A continued decline in our proved hydrocarbon reserves and production could adversely affect our operating results and financial condition.
Some of our existing oil and gas-producing fields are mature and, as a result, our reserves and production may decline as reserves are depleted. In 2025, our total proven reserves had an increase of 21.3 million barrels of crude oil equivalent, or 0.3%, after accounting for discoveries, extensions, revisions, and delimitations, from 7,450.6 million barrels of crude oil equivalent as of December 31, 2024 to 7,471.9 million barrels of crude oil equivalent as of December 31, 2025. See “Item 4—Information on the Company—Business Overview––Exploration and Extraction––Reserves” for more information about the factors leading to this increase.
Based on these numbers, our reserve replacement ratio (“RRR”) in 2025 was 102.6%, an increase as compared to a RRR of 96.6% in 2024. Our proven reserves increased from 7,450.6 million barrels of crude oil equivalent as of December 31, 2024 to 7,471.9 million barrels of crude oil equivalent as of December 31, 2025, due to discoveries, developments, delineations and revisions of our proved reserves, in particular to the recategorization of reserves as a result of production and pressure histories analysis in several reservoirs. Our crude oil production decreased by 7.0% in 2025, mainly due to the natural decline of some of our main fields such as Zaap, Quesqui, Tupilco Profundo, Xanab and Pokche, the lag in the installation of marine infrastructure, as well as unusual bad weather conditions that affected the continuity of offshore operations and delays in the completion times of wells with high complexity due to their depth, pressure and temperature conditions. There can be no assurances that we will be able to replace our proved reserves and prevent a decline in our production. Failing to replace our reserves could have an adverse effect on our production expectations and results of operations, increase our need for external financing and compromise our long-term financial conditions.
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
Changes in the economic, regulatory, business or political environment in Mexico or in other markets where we operate—such as the liberalization of fuel prices, a significant decline in international crude oil and gas prices, regulatory changes and stricter environmental policies, among other factors— may result in the recognition of impairment charges in certain of our assets. Due to fluctuations in the price of crude oil and annual variations in discount rates, among other factors, we have performed impairment tests on our non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2025, 2024 and 2023 we recognized net impairments of Ps.8.1 billion, Ps.53.5 billion and Ps.28.8 billion, respectively. See Note 12 to our audited consolidated financial statements as of December 31, 2025 for further information about the impairment of certain of our assets. Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting our operating results and financial condition.
Competition in the energy sector could adversely affect our business and financial performance.
The Mexican Constitution and the Ley del Sector Hidrocarburos (the “Hydrocarbons Sector Law”) allow other oil and gas companies to carry out certain activities related to the energy sector in Mexico, including exploration and extraction activities, and the import and sale of gasoline. Accordingly, we face competition for the right to explore and develop new oil and gas reserves. Additionally, we are likely to face competition in connection with certain refining, transportation and processing activities, and in the distribution and sale of gasoline and other fuels. The Hydrocarbons Sector Law gives us priority in various industry activities and currently limits participation of private companies in exploration and extraction activities in Mexico. A failure to compete effectively, or any increased competition in industry activities, including as a result of modifications to the Hydrocarbons Sector Law, could have an adverse impact on our results of operations and financial condition and make it difficult for us to hire and retain skilled personnel.
We are subject to Mexican and international anti-corruption, anti-bribery, anti-money laundering or similar laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.
We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. See “Item 4—Information on the Company—General Regulatory Framework.” We maintain a corporate compliance program that includes policies and processes intended to monitor compliance with these laws, such as our internal control system. Our internal control system aims to prevent operational risks, anticipate any weaknesses arising from our operations or internal control over financial reporting and promote information exchange and communication. However, we are subject to the risk that our management, employees, contractors or any person doing business with us may (i) engage in fraudulent activity, corruption, bribery or other improper conduct, (ii) circumvent or override our internal controls and procedures or (iii) misappropriate or manipulate our assets to our detriment. This risk is heightened because we have large number of complex and significant contracts with domestic and foreign third parties. Although we have systems and internal policies in place for identifying, monitoring and mitigating these risks, such systems and policies have failed in the past and may not be effective in the future. Further, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our management, employees, contractors or anyone doing business with us. Any failure—real or perceived—to comply with applicable governance or regulatory obligations by our management, employees, contractors or any person doing business with us could harm our reputation, limit our ability to obtain financing and otherwise have a material adverse effect on our business, financial condition and results of operations.
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
Our management has identified material weaknesses in our internal control over financial reporting for nine of the last eleven years and has concluded that our internal control over financial reporting was not effective at December 31, 2023, 2024 and 2025, which may have a material adverse effect on our results of operations and financial condition.
Our management identified one material weakness in our internal control over financial reporting for 2023 related to our authorization process for manual journal entries in our financial recording systems and such material weakness remained unremedied during 2024 and 2025. For further information on the material weakness identified by our management for 2025, see “Item 15––Controls and Procedures––Management’s Annual Report on Internal Control over Financial Reporting.” In light of the identified material weakness, our management concluded that our internal control over financial reporting was not effective at December 31, 2025. Although we are developing several measures to remedy this material weakness, we cannot be certain that these measures will be successfully implemented or that there will be no other material weaknesses in our internal control over financial reporting in the future. In addition, our management identified material weaknesses in our internal control over financial reporting in connection with the preparation of our consolidated financial statements as of and for each of the years ended December 31, 2015, 2016, 2017, 2018, 2020, 2021, 2023 and 2024. In light of the identified material weaknesses, our management concluded that our internal control over financial reporting was not effective at December 31 of each of those years. We disclosed the circumstances giving rise to these material weaknesses—which were generally different from one year to the next—in our annual reports on Form 20-F corresponding to each of those years. As of the date of this annual report, we believe that each of these material weaknesses has been remediated, except for the 2023 material weakness for which we are in the process of implementing remedial actions. For more information on such actions, see “Item 15––Controls and Procedures––Management’s Annual Report on Internal Control over Financial Reporting” below.
We cannot be certain that additional material weaknesses will not develop or be discovered in the future. There is also a risk that there could be accounting errors in our financial reporting. If our efforts to remediate any material weakness are unsuccessful, we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. Any of these occurrences could adversely affect our results of operations and financial condition.
We participate in strategic alliances and other joint arrangements, which may not always perform as expected, could harm our reputation and could have an adverse effect on our business, results of operations and financial condition.
We have not entered into any strategic alliances or other joint arrangements since 2018. However, we continue to participate in arrangements entered into before 2018 and have entered into contratos de servicios integrales de exploración y extracción (long-term service contracts for oil production, or “CSIEEs”). Pursuant to the Hydrocarbons Sector Law, we can also enter into contratos mixtos (“Mixed Agreements”) with other market participants to complement our technical, operational and financial capabilities in exploration and extraction activities. Although these agreements are intended to reduce or reallocate risks in oil and gas exploration and extraction, refining, transportation and processing activities, our partners in such arrangements may, as a result of financial or other difficulties, be unable or unwilling to fulfill their financial or other obligations under our agreements, potentially undermining the viability of the relevant project. Moreover, in certain strategic alliances, our partners may act contrary to our policies or objectives, which could be to our overall detriment. If our strategic alliances and other joint arrangements do not perform as anticipated, our reputation may be harmed and our business, financial condition and results of operations could be adversely affected.
Our brand and reputation are key assets, and our business may be materially affected by how we are perceived in the media and by investors and rating agencies.
Our reputation is a key asset, and perceptions surrounding our commitment to and compliance with environmental, corporate governance and social goals could have a material impact on us, our ability to obtain financing and the value of our debt securities. We are exposed to significant publicity and constant informational requests due to our relationship with the Mexican Government and our role in the Mexican economy. Political and public sentiment regarding the Mexican Government, Mexico, the oil and gas industry and us has resulted and may result in adverse publicity affecting us, which may expose us to reputational harm, regardless of the accuracy of information being publicized. Our exposure to potentially negative publicity is heightened by social media and the increasing sophistication and availability of generative artificial intelligence, which can facilitate the creation of false or misleading information and increase the velocity with which such information is distributed. In addition to the general risk that negative publicity poses to us and our reputation, rating agencies and third party environmental, social and governance certification agencies may consider publicly available data and information as part of their analysis and methodology. Any such information that adversely affects our reputation could be considered in the assessments by these agencies, potentially leading to increased scrutiny by investors and regulators, which could limit our access to financial markets and increase our cost of financing. See “—Risk Factors Related to Climate Issues—Deficient performance related to environmental, social and governance (ESG) criteria could have an adverse impact on our ability to access capital markets, increase the cost of financing, reduce insurance or increase the cost of insurance and negatively affect our reputation.”
Risk Factors Related to our Relationship with the Mexican Government
The Mexican Government controls us, could transfer or reorganize our assets, and/or may limit our ability to satisfy our external debt obligations.
We are controlled by the Mexican Government and our annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Energy Reform Decree, we were transformed from a productive state-owned company to a state-owned public company on November 1, 2024. See “Special Note Regarding Mexican Energy Reform.” Additionally, the 2025 Petróleos Mexicanos Law established a special regime governing, among other things, our budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides us with technical and managerial autonomy, separate legal personality and, subject to certain restrictions, with autonomy with respect to our budget. Nevertheless, the Mexican Government still controls us and, subject to the approval of the Chamber of Deputies, has the power to adjust our targeted net cash flow for the fiscal year based on our projected revenues and expenses, as well as our annual wage and salary expenditures.
Downward adjustments to our annual budget may hinder our ability to develop the reserves assigned to us by the Mexican Government, limit our ability to compete effectively with other oil and gas companies and adversely affect our ability to make payments on our outstanding indebtedness. See “Item 4—General Regulatory Framework” for more information about the Mexican Government’s authority with respect to our budget. Despite being wholly owned by the Mexican Government and receiving financial contributions to address our debt, our financial obligations do not constitute obligations of, and are not guaranteed by, the Mexican Government. See “—Risk Factors Related to our Relationship with the Mexican Government—Our financial obligations are not guaranteed by the Mexican Government” below.
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
The Mexican Government made capital contributions to us of Ps.395.3 billion (U.S.$22.0 billion) during 2025 to strengthen our financial position, to support our debt service obligations and for the “Proyecto Aprovechamiento de Residuales” (Waste Utilization Project) in the Salina Cruz and Miguel Hidalgo refineries. Given that the Mexican Government is not legally or contractually obligated to make such capital contributions to us or assist us in repaying our debt, such support may cease at any time. Any change in the Mexican Government’s support of us, including as a result of liquidity constraints or a change in policy objectives, would have a material adverse effect on our financial condition and ability to repay our indebtedness, as well as on the market value of our debt securities.
We pay significant taxes and duties to the Mexican Government, which may limit our capacity to expand our investment program or negatively impact our financial condition.
We are required to make significant payments to the Mexican Government, including in the form of taxes and duties. For the year ended December 31, 2025, our total taxes and duties were Ps.201.6 billion, representing 13.2% of our sales revenues in the form of taxes and duties, which constituted a substantial portion of the Mexican Government’s revenues. Although the Mexican Government has previously granted us tax reductions, there can be no assurance that we will not be required to pay a larger portion of our sales revenue to the Mexican Government in the future, nor that tax collection will be suspended. On December 19, 2024, the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2025 (the “2025 Federal Revenue Law”) was published in the Official Gazette of the Federation. The 2025 Federal Revenue Law introduced changes to our fiscal regime that remain current under the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2026, published on November 7, 2025, in the Official Gazette of the Federation (the “2026 Federal Revenue Law”). See “—Risk Factors Related to our Relationship with the Mexican Government. Recent changes to our fiscal regime may impact our ability to report our results of operations for future periods accurately and in a timely manner,” “Item 4—Information on the Company—History and Development—Recent Energy Reform—New Fiscal Regime” and “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.” We cannot provide any assurances that any future changes will be favorable to us. Any increase in the amount of payments we must make to the Mexican Government could limit our ability to make capital investments or expand our investment program and could have a negative adverse impact on our financial condition.

Pursuant to the 2025 Petróleos Mexicanos Law, we were transformed from a productive state-owned company to a state-owned public company. Under the 2014 Petróleos Mexicanos Law, we and our subsidiary entities were subject to a dividend policy that required us to pay a state dividend to the Mexican Government on an annual basis. The 2025 Petróleos Mexicanos Law, which repealed and replaced the 2014 Petróleos Mexicanos Law, does not include a state dividend provision. Accordingly, we are no longer subject to the state dividend requirement, and we did not pay a state dividend in 2025. However, we cannot provide any assurances that the 2025 Petróleos Mexicanos Law will not be amended such that we would be required to pay a dividend in the future. For more information, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.”

Recent changes to our fiscal regime may impact our ability to report our results of operations for future periods accurately and in a timely manner.
The 2025 Federal Revenue Law introduced changes to our fiscal regime aiming to simplify the fiscal framework and reduce the number of taxes and duties to which we are subject. Effective January 1, 2025, the Mexican Government consolidated the Profit-Sharing Duty and other taxes and duties payable by us into a new Derecho Petrolero Para el Bienestar (“Welfare Oil Duty”). This duty is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. Additionally, as of January 1, 2025, Petróleos Mexicanos is no longer subject to income tax. These modifications were maintained for fiscal year 2026 under the 2026 Federal Revenue Law.
However, we cannot assure that changes in our fiscal regime will not affect our ability to report our results of operations accurately and timely or comply with filing requirements with governmental authorities, including the SEC. This could limit our access to financial markets and hinder our ability to secure contracts, assignments, permits and other governmental authorizations necessary for participation in the oil and natural gas industry, thereby adversely affecting our business, results of operations and financial condition. Furthermore, there can be no assurances that our fiscal regime will not be further modified by the Mexican Government in the future. For more information, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.”
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
Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us, or if we are unable to compete effectively with other oil and gas companies in any future potential bidding rounds for additional exploration and production rights in Mexico. For more information, see “—Risk Factors Related to our Relationship with the Mexican Government—We must make significant capital expenditures to sustain our current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to us by the Mexican Government. Reductions in our revenue, adjustments to our capital expenditures budget or an inability to obtain financing may limit our ability to make capital investments.”
Hydrocarbon reserves are based on estimates, which are uncertain and subject to revisions.
The information on oil, gas and other reserves set forth in this annual report is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves depends on the quality and reliability of available data, and the interpretation and subjective judgment of experts.
Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas.

Downward revisions in our reserve estimates could lead to lower future production, which could have an adverse effect on our results of operations and financial condition. See “—Risk Factors Related to our Operations—Crude oil, natural gas and petroleum products prices are volatile, and low crude oil and natural gas prices adversely affect our income and cash flows and the value of the hydrocarbon reserves that we have the right to extract and sell”. We revise our hydrocarbon reserve estimates annually, which may result in material revisions to estimates contained in this annual report. Our ability to maintain our long-term growth objectives for oil and gas production depends on our ability to successfully develop our reserves, and failure to do so could prevent us from achieving our long-term goals for growth in production.
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
We cannot assure you that our hydrocarbon reserve estimates will not be revised by the National Energy Commission or as a result of changes implemented under the Organic Simplification Decree and its related legislation, which may affect the reserve classification or revision process. For more information, see “—Risk Factors Related to Mexico—The current Mexican Government has sufficient control in the Mexican Congress to implement constitutional reforms which, if effected, could have a material adverse impact on our business, financial position or operating results.”
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
The development of the reserves assigned to us by the Mexican Government requires significant capital investments and poses significant operational challenges. Our right to develop such reserves is conditioned upon adherence to our development plans, which are formulated based on our technical, financial and operational capabilities at the time such reserves were assigned. We cannot provide assurances that we will have or will be able to obtain the necessary resources or technical capacity at the required time to explore and extract the reserves that the Mexican Government assigned to us or the reserves that the Mexican Government may assign to us in the future. In the past, we have reduced our capital expenditures in response to declining oil prices. If we are unable to increase our capital expenditures, we may not be able to develop the reserves assigned to us in accordance with our exploration and development plans. Additionally, if we fail to adhere to development plans, we could lose the right to continue to extract such reserves, which could in turn adversely affect our operating results and financial condition.
Our ability to make capital expenditures is limited by the substantial duties and taxes that we pay to the Mexican Government, the ability of the Mexican Government to adjust certain aspects of our annual budget, fluctuations in our revenues related to volatile oil prices and any other constraints on our liquidity. Our ability to undertake the necessary capital investments to maintain current production levels depends on the availability of financing. For more information on the liquidity constraints we are exposed to, see “—Risk Factors Related to our Operations—We have a substantial amount of indebtedness and other liabilities and are exposed to significant liquidity constraints, which could make it difficult for us to obtain financing on favorable terms and could adversely affect our financial condition, results of operations and ability to repay our debt and, ultimately, our ability to operate as a going concern without additional support from the Mexican Government, which we may not receive.”
In addition, we have entered into strategic alliances and other joint arrangements with third parties in order to develop our reserves. If our partners were to default on their obligations to us, we may be unable to maintain production levels or extract from our reserves. We also cannot provide any assurances that these strategic alliances and other joint arrangements will be successful or reduce our capital commitments. For more information, see “—Risk Factors Related to Our Operations—We participate in strategic alliances and other joint arrangements, which may not always perform as expected, and harm our reputation and could have an adverse effect on our business, results of operations and financial condition.”
The Mexican Government has historically imposed, and may in the future impose, price controls or other pricing measures in the domestic market on our products.
The Mexican Government has from time to time imposed price controls and other pricing measures on the sale of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. As a result, we may not be able to fully pass through increases in costs or market prices to customers in the domestic market, which could adversely affect our margins, results of operations and cash flows.
In 2017, the Mexican Government began gradually removing price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico, and sales prices for gasoline and diesel are generally determined by market conditions. However, on February 27, 2025, the Mexican Government and numerous private gasoline retailers entered into an agreement establishing a maximum price of Ps.24.00 per liter of regular gasoline, which was renewed on March 11, 2026. The effects of that agreement, as well as any similar arrangements or other governmental actions affecting domestic fuel prices, could adversely affect our results of operations. We have no control over the Mexican Government’s domestic pricing or energy policies, and it may in the future impose formal price controls or take other actions to influence domestic fuel prices. Any such measures could limit our ability to adjust prices in response to changes in costs, market conditions or international prices, which could adversely affect our business, financial condition, results of operations and cash flows.
We may claim some immunities under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.
We are a state-owned public company of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against us unless such U.S. court determines that we are not entitled to sovereign immunity with respect to that action. Under certain circumstances, Mexican law may limit your ability to enforce judgments against us in Mexican courts. We do not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against us, you might not be able to obtain a judgment in Mexico that is based on such U.S. judgment. Moreover, you may not be able to enforce a judgment against our property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act of 1976, as amended. Finally, if you were to bring an action in Mexico seeking to enforce our obligations under any securities issued by us, satisfaction of such obligations may be made in pesos, pursuant to the laws of Mexico.
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
A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse developments in Mexico could adversely affect our business and financial condition. Such developments could also lead to increased volatility in exchange rates and financial markets, thereby restricting our ability to secure new financing on favorable terms or at all and service our debt. In the past, the Mexican Government has implemented budget cuts in response to declining international crude oil prices and global economic conditions, and it may reduce our budget in the future. Any such budget cuts could adversely affect the Mexican economy and, consequently, our results of operations, financial condition and ability to service our debt. See “Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—

The Mexican Government controls us, could transfer or reorganize our assets, and/or may limit our ability to satisfy our external debt obligations”.
Mexico has experienced periods of economic contraction or low growth, high inflation, elevated interest rates, currency devaluation and other economic challenges. These conditions may worsen or recur in the future and could adversely affect our financial condition, as well as our ability to service our debt, particularly in the absence of additional support from the Mexican Government. A deterioration in international financial or economic conditions, whether due to a slowdown or recessionary conditions affecting Mexico’s trading partners, including the United States, or as a result a new financial crisis, could have adverse effects on the Mexican economy, the Mexican Government’s ability to support us, our financial condition and our ability to service our debt.
Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy and, in turn, our operations.
Economic conditions in Mexico are highly correlated with economic conditions in the United States due to geographic proximity and the high degree of economic interdependence between the two countries. Accordingly, political and policy developments in the United States, including changes in administrations and U.S. fiscal, foreign, immigration, border security and other policies, could continue to influence the exchange rate between the U.S. dollar and the Mexican peso, capital flows, investment levels and economic conditions in Mexico, which could adversely affect our business, results of operations and financial condition.
In addition, changes in U.S. policy reflecting a more protectionist approach, including tariffs, investment restrictions, sanctions and industrial policies, have increased uncertainty regarding U.S.-Mexico relations. For example, on January 29, 2026, President Trump signed an executive order authorizing additional tariffs on goods from any country that directly or indirectly sells or otherwise provides oil to Cuba. The effect of that executive order, and of any similar measures, on the Mexican economy and our results of operations remains uncertain. Any further deterioration in U.S.-Mexico relations could adversely affect economic conditions in Mexico, limit our access to international capital markets and increase volatility in the markets in which we operate.
We cannot assure you that political or economic developments in Mexico and the United States, over which we have no control, will not have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to service or repay our debt.
Changes in global trade policy could adversely affect the Mexican economy and, in turn, our operations and financial condition.
In 2025, our export sales to the United States amounted to Ps. 397.5 billion, which represented 26.0% of our total revenues and 73.9% of our export sales. Historically, exports of petrochemical products from Mexico to the United States benefited from zero tariffs under the North American Free Trade Agreement (“NAFTA”), subject to certain exceptions. NAFTA was replaced on July 1, 2020 by the United States-Mexico-Canada Agreement (the “USMCA”). Although petrochemical exports from Mexico to the United States generally remain exempt from tariffs under the USMCA, any change in trade relations among Mexico, the United States and Canada, whether as a result of the imposition of tariffs, the modification, renegotiation, non-renewal or termination of the USMCA, or otherwise, could adversely affect the industries in which we operate, require us to renegotiate commercial arrangements or cause us to lose business, which could materially and adversely affect our business, results of operations and financial condition.

Beginning in 2025, the U.S. government made significant changes to its international trade policy and, in some cases, expressed interest in renegotiating or potentially terminating existing trade arrangements. These measures included tariffs on certain goods and trading partners, including steel and aluminum, new baseline and so-called “reciprocal” tariffs applicable to many countries, and threatened or imposed tariffs on certain Mexican goods that do not satisfy USMCA requirements. Continuing into 2026, the U.S. government has maintained or modified a number of these tariff measures, while also indicating that additional tariffs may be imposed under alternative legal authorities. On February 20, 2026, the U.S. Supreme Court held that IEEPA does not authorize the reciprocal or drug-trafficking tariffs, but the effect of that ruling and the extent to which the U.S. government may seek to implement similar measures under other authorities remain uncertain.

The medium- and long-term direction of U.S. trade policy remains uncertain as of the date of this annual report. Any additional tariffs, trade barriers or other restrictions imposed on Mexican products, or any adverse outcome in the review, renegotiation or possible termination of the USMCA, could reduce the competitiveness of our products, disrupt supply chains and trade flows, increase costs and reduce demand for our products. Further disruptions to global trade, increased bilateral or regional trade frictions, or any resulting downturn in Mexico, the United States or the global economy could adversely affect our business, financial condition, results of operations, cash flows and ability to service or repay our debt.

We cannot assure you that the USMCA review process will preserve the current terms of trade among Mexico, the United States and Canada, or that U.S.-Mexico trade relations will not deteriorate and result in the imposition of additional trade barriers affecting the products we produce and sell. The macroeconomic and trade environment in which we operate is beyond our control and may become less favorable in the future.
Mexico has experienced a period of heightened criminal activity, which could affect our operations.
For the past several years, Mexico has experienced a period of heightened criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, in recent periods, actions by the Mexican Government targeting organized crime have at times been followed by retaliatory violence, vandalism, road blockades and broader disruption of commercial and civilian activity. The growth of an illicit fuel market in Mexico has led to increased theft and illegal trading of the fuels we produce, as well as theft of our equipment and materials.

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
The current Mexican Government has sufficient control in the Mexican Congress to implement constitutional reforms which, if enacted, could have a material adverse impact on our business, financial position or operating results.
The political coalition led by Mexico’s National Regeneration Movement (Movimiento Regeneración Nacional or “Morena”) party has sufficient control in the Mexican Congress and several state legislatures to implement significant reforms, including amendments to the Mexican Constitution. The 2024 Mexican federal election strengthened Morena’s political position, as it won the presidency and obtained a qualified majority in the lower chamber of the Congress and the Senate. The current Congress assumed office on September 1, 2024 and the current president, Claudia Sheinbaum, assumed office on October 1, 2024.
The concentration of political power in Mexico and any changes in Mexican politics or the Mexican economy resulting therefrom could have a material adverse impact on our business, results of operations, financial condition and ability to service our debt obligations. We cannot predict the nature or viability of any future legal or constitutional reforms or when or how they might be implemented. We cannot provide any assurances that these changes will not adversely affect the Mexican economy or our business, financial condition, results of operations and, ultimately, our ability to pay our debt when due.
Changes in U.S. policy toward international criminal organizations pose uncertainty for Mexican businesses.
On January 20, 2025, the U.S. government issued an executive order instructing the U.S. Department of State to designate certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”). On February 20, 2025, the U.S. government designated eight such entities, including six Mexican cartels, as FTOs. These designations expand the tools available for U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increases the risk of potential criminal and civil liability against such entities and any members thereof. The potential direct and indirect effects on U.S. and Mexican businesses remains uncertain. For more information on our anti-corruption policies, see ““—Risks Related to Our Operations—We are subject to Mexican and international anti-corruption, anti-bribery, anti-money laundering or similar laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition” and “Item 4—Information on the Company—General Regulatory Framework.”
Risk Factors Related to Climate Issues
Environmental regulations, including those aimed at mitigating climate change, could result in material adverse effects on our results of operations.
A wide range of general and industry-specific environmental laws and regulations apply to our operations in Mexico and certain of our assets in the United States. This regulatory framework is continuously evolving and has become increasingly strict and costly. Compliance with these regulations entails significant operational and capital expenditures and limits our ability to extract hydrocarbons, resulting in lower revenues. Failure to comply could result in substantial fines, operational restrictions, and adversely affect our profitability and financial performance. For an estimate of our accrued environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.” In addition, noncompliance with applicable regulatory requirements or poor environmental performance may damage our reputation and may limit our ability to access financing on favorable terms or at all.
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
Our facilities and operations are exposed to physical risks from extreme weather events, such as floods, hurricanes, wildfires and droughts, as well as long-term hazards such as sea level rise, changes in precipitation patterns and increases in global average temperatures. Climate change has intensified the frequency and severity of adverse weather conditions, which could cause severe damage to our key facilities, disrupt our operations, reduce our production capacity and increase operational and maintenance costs. Adapting and protecting our assets from these risks may increase our costs and expenses and, in turn, could adversely affect our financial condition, limit our ability to invest in strategic projects and accelerate the deterioration of our assets.
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
International agreements, such as the Paris Agreement adopted by the Mexican Government, include commitments to reduce emissions and adapt to climate change, which could result in additional restrictions on the exploration, production, and refining of hydrocarbons. Measures taken in response to these commitments could increase our costs and expenses. Additionally, such measures may promote a shift in consumer demand from petroleum-based fuels toward lower-carbon alternatives, adversely affecting our operations, financial results and long-term viability. See “Item 4—Environmental Regulation—Climate Change” below for more information on the Mexican Government’s current legal and regulatory framework to combat climate change.
Our failure to implement a successful energy transition plan may damage our reputation, increase regulatory scrutiny and reduce our ability to contract with third parties or obtain financing on favorable terms. In addition, global decarbonization could negatively impact our business due to technological changes, such as the proliferation of cheaper renewables, making oil-based energy comparatively less profitable. Other risks include increasing consumer pressure for sustainable products and potential market disruptions, such as sharp drops in hydrocarbon product prices. All of these factors may have an adverse effect on our business, results of operations and financial condition.

Deficient performance related to environmental, social and governance (ESG) criteria may adversely impact our reputation and could make it difficult for us to access financing, increase the cost of financing, reduce insurance options or increase the cost of insurance and negatively affect our reputation.
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
While regulatory approaches to ESG matters in the U.S. continue to evolve, including at the federal and state levels, requirements and expectations may become less uniform and more difficult to assess. Failure to adapt to or comply with applicable regulatory requirements, or to meet evolving investor, lender, insurer or other stakeholder expectations regarding ESG practices and disclosures, could harm our reputation, limit our access to capital or insurance, increase our financing or insurance costs, and adversely affect our results of operations and financial condition.

In January 2025, the CNBV issued a circular amending the General Provisions applicable to securities issuers and other entities, which established the obligation to disclose financial information in accordance with the International Financial Reporting Standards on Sustainability (IFRS S1) and Climate (IFRS S2). As of the end of fiscal year 2025, we are required to submit a report to the BMV in accordance with these regulations. If we fail to comply with the aforementioned regulatory requirements, our reputation and ability to access the capital markets could be affected, which could increase our financing costs.
Item 4.    Information on the Company
HISTORY AND DEVELOPMENT
We are the largest company in Mexico in terms of revenue, according to the July 2025 edition of Expansión magazine. According to the November 18, 2025, issue of Energy Intelligence Top 100: Global NOC & IOC Rankings, we are the ninetieth largest oil and gas company in the world based on 2024 data, taking into account parameters such as oil reserves, natural gas reserves, oil production, natural gas production, refinery distillation capacity and refined product sales.
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
In December 2013, the Mexican Government amended Articles 25, 27 and 28 of the Mexican Constitution and published transitional articles setting forth the general framework for implementing a comprehensive reform of the Mexican energy sector. The implementing legislation was published in the Official Gazette of the Federation in August 2014 and, required our corporate reorganization. Accordingly, we were transformed from a decentralized public entity of the Mexican Government to a productive state-owned company in October 2014. Further, in 2015, we transformed our four subsidiary entities into two new productive state-owned subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production) and Pemex Transformación Industrial (Pemex Industrial Transformation)—and created five new productive state-owned subsidiaries—Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística
(Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene).
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
Recent Energy Reform
Energy Reform Decree
On October 31, 2024, amendments to Articles 25, 27 and 28 of the Mexican Constitution were signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation as the Energy Reform Decree. The Energy Reform Decree took effect on November 1, 2024, and transformed the legal regime of Petróleos Mexicanos from a productive state-owned company to a public state-owned company of the Mexican Government. The Energy Reform Decree reaffirmed the Mexican nation’s ownership of the hydrocarbons located Mexico’s subsoil and included transitional articles setting forth the general framework and timeline for its implementation through the Secondary Legislation.
Secondary Legislation
On March 12, 2025, the Mexican Congress approved the Secondary Legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The Secondary Legislation took effect on March 19, 2025, and includes six new laws, the following of which are the most relevant to our operations:
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
The Secondary Legislation modifies our legal regime and contains important changes to the legal framework governing Mexico’s energy regulators. We describe below the key features of the Energy Reform Decree and the Secondary Legislation that relate to our corporate structure and the hydrocarbons sector in Mexico.
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
•Special Regime: We are now sectorized under the Ministry of Energy, with technical, operational, and managerial autonomy, with a mission oriented toward the public and social interest. We retain the special regime provided for in the 2014 Petróleos Mexicanos Law, which governed our activities relating to our subsidiaries, affiliates, compensation, assets, administrative liabilities, budget, debt levels and sustainability. Further, our activities are recognized as non-monopolistic.
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
•Corporate Reorganization: The 2025 Petróleos Mexicanos Law dissolved Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics effective as of March 19, 2025. All of the assets, liabilities, rights and obligations of the subsidiary entities were assumed by, and transferred to, us, and we became the successor of the subsidiary entities as a matter of Mexican law. On May 22, 2025, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (the “New Organic Statute”), which was published in the Official Gazette of the Federation on May 30, 2025 and became effective on June 1, 2025. The New Organic Statute established the new corporate structure and organization of Petróleos Mexicanos, eliminating the prior strict legal separation among subsidiary entities in order to operate in a vertically integrated manner.
•An amendment to such New Organic Statute was subsequently published in the Official Gazette of the Federation on September 12, 2025, which primarily consisted of organizational changes, including: (i) the reassignment of the Subdirección de Salvaguardia Estratégica (Strategic Safeguard Subdivision) and the Gerencia de Control Interno Institucional (Internal Control Management Department) to report directly to our Chief Executive Officer; and (ii) the transfer of the Gerencia de Coordinación de Operaciones (Operations Coordination Department) within the Exploration and Extraction business segment to its head office.
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
New Fiscal Regime
On November 7, 2025, the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2026 (2026 Federal Revenue Law) was published in the Official Gazette of the Federation. The 2026 Federal Revenue Law maintains changes to the fiscal regime applicable to Petróleos Mexicanos established by the 2025 Federal Revenue Law aimed at simplifying its fiscal framework and reducing the number of taxes and duties to which it is subject. As of January 1, 2025, the Mexican Government has consolidated the Derecho de Utilidad Compartida (Profit-Sharing Duty), the Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty) and the Derecho de Exploración de Hidrocarburos (Hydrocarbon Exploration Duty) payable by Petróleos Mexicanos into a new Derecho Petrolero Para el Bienestar (Welfare Oil Duty), which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. Additionally, Petróleos Mexicanos is no longer subject to income taxes. The Hydrocarbons Revenue Law amends the Hydrocarbons Law to incorporate the Welfare Oil Duty, our new taxation regime. For more information, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX” and Note 21 to our consolidated financial statements included herein.
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
As a result of the change in our legal nature to a state-owned public company pursuant to the Energy Reform Decree and the 2025 Petróleos Mexicanos Law, our corporate structure and operations were vertically integrated, eliminating the prior strict legal separation among subsidiary entities in order to operate more efficiently. Accordingly, we are now responsible for carrying out the strategic activities of exploration and extraction of hydrocarbons. We are also responsible for the other activities in the value chain, including the refining and transformation of hydrocarbons and their derivatives, and the import, export, storage, commercialization, formulation, transportation, distribution and sale of hydrocarbons, petroleum products and petrochemicals. This integration enables PEMEX to conduct its corporate purpose in an integrated manner across its production processes and business lines.
In accordance with our New Organic Statute, our operations are organized through the following operating directorates (direcciones operativas):
•Exploration and Extraction (Dirección de Exploración y Extracción): responsible for (i) identifying, discovering, evaluating, and extracting crude oil and natural gas reserves and (ii) drilling and production operations, reservoir stimulation, improved recovery techniques, and the initial conditioning and separation of hydrocarbons at the production site;
•Industrial Processes (Dirección de Procesos Industriales): responsible for (i) overseeing the refining and manufacturing of petroleum products and petrochemicals and (ii) managing industrial operations including supply chain coordination, processing optimization, maintenance programs, energy management, and health, safety, and environmental performance across our refining and petrochemical facilities;
•Energy Transformation (Dirección de Transformación Energética): responsible for (i) operating gas processing complexes and managing energy efficiency and transition projects, (ii) electricity generation and cogeneration activities and (iii) driving operational performance improvements and sustainability objectives across our energy transformation infrastructure;
•Logistics (Dirección de Logística): responsible for (i) managing the transportation, storage, and dispatch of hydrocarbons from producing areas to delivery points, (ii) operating pipeline, marine, and land transportation systems and (iii) maintaining measurement infrastructure while ensuring service quality and compliance with applicable regulatory requirements; and
•Commercialization (Dirección de Comercialización): responsible for (i) offering and selling hydrocarbons, refined products, and petrochemicals in Mexico and (ii) providing value-added services to permit-holders and end users across domestic markets.
Notwithstanding the organizational structure described above, Article 103 of the 2025 Petróleos Mexicanos Law requires us to maintain integrated accounting by segments within the entity, in order to provide consistency in our financial information. Accordingly, for accounting and financial reporting purposes, our operations are presented through six business segments: Exploration and Extraction, Industrial Processes, Energy Transformation, Deer Park Refining Limited Partnership (DPRLP), the Trading Companies and Other Operating Subsidiary Companies. The activities of our Logistics directorate are reflected within the Other Operating Subsidiary Companies segment. The activities of our Commercialization directorate are reflected across the producing segments (Exploration and Extraction, Industrial Processes and Energy Transformation), depending on which segment produces the hydrocarbons, refined products or petrochemicals being commercialized, while international trading activities are captured within the Trading Companies segment. For a description of each business segment and the financial information relating thereto, see Note 6 to our consolidated financial statements included herein.

Capital Expenditures
Our capital expenditures for 2025 were Ps.139,934 million, and we have budgeted Ps.132,007 million for capital expenditures in 2026. Both figures exclude amounts for non-capitalizable maintenance. The amount of our aggregate capital expenditures commitments for 2026 remains subject to adjustment by the Mexican Government. See "Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us, could transfer or reorganize our assets, and/or may otherwise limit our ability to satisfy our external debt obligations." For capital expenditures planning and budgeting purposes, we organize our operations into business lines that differ from the reporting segments described above and in Note 6 to our consolidated financial statements. Our business lines reflect the operational structure through which we manage capital expenditure commitments and the execution of our investment program.
The following table sets forth our total capital expenditures, excluding non-capitalizable maintenance, by business line for the year ended December 31, 2025 and the budget for these expenditures for 2026. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS. As a result of the corporate reorganization effective March 19, 2025, the business lines presented below reflect our new organizational structure and differ from those reported in our annual report on Form 20-F for the year ended December 31, 2024. A reclassification of 2024 and 2023 capital expenditures to conform to our current business line structure was not practicable because the prior organizational structure did not track financial information on the basis of our current business lines. For more information, see "Special Note Regarding Mexican Energy Reform," "Item 4—Information on the Company—History and Development—Recent Energy Reform" and Notes 1 and 6 to our consolidated financial statements included herein.
Capital Expenditures by Business Line(1)

	Year ended December 31, 2025		Budget 2026 (2)
	(millions of pesos)(3)
Exploration and Extraction	Ps.	93,771	Ps.	86,693
Industrial Processes
Refining (4)	35,621		26,873
Petrochemicals	2,115		2,920
Total	37,736		29,793
Energy Transformation	2,056		4,339
Logistics (5)	Ps.	5,372	Ps.	8,954
Merchandising (5)(6)	136		93
Support Processes (5)(6)	863		2,135
Total Capital Expenditures	Ps.	139,934	Ps.	132,007
_______________
Note: Numbers may not total due to rounding.
(1) Figures do not include capital expenditures of Deer Park for 2025 for Ps.7,102.2 million (U.S.$395.3 million), nor capital expenditures for 2026 of Ps.4,078.4 million (U.S.$227.0 million).
(2) Amended budget was authorized on February 27, 2026. The original budget was published in the Official Gazette of the Federation on November 21, 2025.
(3) Figures are stated in nominal pesos.
(4) Does not include financial investments in the form of equity contributions of (i) Pemex Industrial Transformation to PTI Infraestructura de Desarrollo, S.A. de C.V., for construction, start-up, operating expenses and the infrastructure for raw material transportation, product disposal, and storage of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco (2023 to 2026); (ii) Pemex Industrial Transformation (2023 to 2026) to Pemex Fertilizantes Pacífico, S.A. de C.V., Pro-Agroindustria, S.A. de C.V. and Grupo Fertinal, S.A. de C.V., to support and strengthen the Fertilizers business line; (iii) Pemex Industrial Transformation (2023 and 2024) to Gas Bienestar, S.A. de C.V.; and (iv) Gasolinas Bienestar, S.A. de C.V. (2023 and 2024).
(5) This activity is included as a part of Other Operating Subsidiary Companies segment.
(6) This business activity provides services to our Exploration and Extraction, Industrial Processes, Energy Transformation business segments and our Logistics Operations business line.
Source: Petróleos Mexicanos.
The following table shows our capital expenditures made by Petróleos Mexicanos, our former subsidiary entities and our business segments, excluding non-capitalizable maintenance, for each of the two years ended December 31, 2024 and 2023. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Capital Expenditures by Segment(1)

	Year ended December 31,
	2024		2023
	(millions of pesos) (2)
Exploration and Production	Ps.	162,616	Ps.	165,905
Industrial Transformation
Refining(3)	24,555		29,120
Gas and Aromatics	1,912		2,729
Ethylene	1,320		1,259
Fertilizers	1,226		790
Total	Ps.	29,013	Ps.	33,898
Logistics	5,153		7,755
Petróleos Mexicanos(3)	1,149		1,146
Total Capital Expenditures	Ps.	197,931	Ps.	208,704
_______________
Note: Numbers may not total due to rounding.
(1) Figures do not include capital expenditures of Deer Park for 2024 for Ps.4,365.9 million (U.S.$258.0 million), nor capital expenditures for 2025 of Ps.8,451.9 million (U.S.$417.0 million).
(2) Figures are stated in nominal pesos.
(3) Does not include financial investments in the form of equity contributions of (i) Pemex Industrial Transformation to PTI Infraestructura de Desarrollo, S.A. de C.V., for construction, start-up, operating expenses and the infrastructure for raw material transportation, product disposal, and storage of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco (2023 to 2025); (ii) Pemex Industrial Transformation (2022 to 2024) to Pemex Fertilizantes Pacífico, S.A. de C.V., Pro-Agroindustria, S.A. de C.V. and Grupo Fertinal, S.A. de C.V., intended to support and strengthen the Fertilizers business line; (iii) Pemex Industrial Transformation (2023 to 2024) to Gas Bienestar, S.A. de C.V.; (iv) Petróleos Mexicanos to Holdings Holanda Services, B.V. and P.M.I. Holdings Petróleos España, S.L., for the acquisition of the Deer Park refinery in 2022; and (v) Gasolinas Bienestar, S.A. de C.V. (2023 to 2024).
Source: Petróleos Mexicanos.
In addition to the capital expenditures budget for 2026, Ps.11.9 billion in financial investment is included as capital contributions to PTI Infraestructura de Desarrollo, S.A. de C.V., in charge of the Olmeca refinery 9.4 billion for raw material transport infrastructure, product removal and storage of the Olmeca refinery, 1.4 billion to subsidiary companies of the fertilizers business line and 1.0 billion for Gasolinas Bienestar, S.A. de C.V.
Capital Expenditures Budget
Our amended budget for 2026 totals Ps.570.9 billion, including operational expenses, assumes an average Mexican crude oil export price of U.S.$ 54.90 per barrel. Our 2026 budget contemplates a financial balance of Ps.263.5 billion for 2026, including a capital contribution from the Mexican Government of Ps. 263.5 billion for debt amortization. Our management expects that we will be able to maintain our medium- and long-term growth plans, without the need to incur indebtedness beyond the amount included in our approved financing program for 2026 of Ps. 261.6 billion because our financial balance projections consider additional actions, such as implementation of optimization measures and further investment in projects that we expect will contribute to the generation of increased revenues. Our budget was based on the guiding principles of (i) maintaining the industrial safety and reliability of our facilities; (ii) consolidating the stabilization of crude oil and gas production levels, increasing these production levels towards the end of the year and sustaining such growth in the medium and long term; (iii) increasing the crude processing capacity in the Sistema Nacional de Refinación (National Refining System); (iv) increasing the recovery factor of high value-added petroleum products; and (v) meeting our labor and financial obligations.
On February 27, 2026, the administration authorized an amendment to our original 2026 budget, which considers a total investment budget of Ps.303.3 billion for capital expenditures. Our amended budget for 2026 includes Ps.120.1 billion for non-capitalizable maintenance and Ps. 11.9 billion for financial investment as capital contributions, which determines a capital expenditures budget of Ps.132.0 billion.
We expect to allocate Ps.86.7 billion (or 65.7%) of such budget to exploration and extraction programs and Ps.29.8 billion (or 22.6%) to our Industrial Processes segment. We continuously review our capital expenditures portfolio in accordance with our current and future business plans, as well as business opportunities.
Our main objectives for upstream investment are to maximize our long-term economic value, increase and improve the quality of the oil and gas reserves assigned to us, enhance our reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue emphasizing industrial safety and compliance with environmental regulations. Our amended 2026 budget objectives include maintaining crude oil production at levels sufficient to satisfy domestic demand and have a surplus available for export and maintaining natural gas production levels.
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
BUSINESS OVERVIEW

Overview by Business Segment
Exploration and Extraction (formerly Pemex Exploration and Production)
Prior to March 19, 2025, our exploration and extraction activities were conducted by the former productive state-owned subsidiary Pemex Exploration and Production. Effective March 19, 2025, Pemex Exploration and Production has been dissolved and all of the assets, liabilities, rights and obligations of Pemex Exploration and Production have been assumed by us. Further, all operations of Pemex Exploration and Production are now conducted by us through our Exploration and Extraction segment. For more information, see “Special Note Regarding Mexican Energy Reform” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.” For 2025, there were no changes in the reporting of our Exploration and Extraction segment.
Our Exploration and Extraction segment explores for and extracts crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital expenditures in exploration and extraction activities decreased by 41.7% in 2025 due to a reallocation of resources dedicated to capital expenditures. As a result of these investments, our total hydrocarbon production reached a level of 856.3 million barrels of oil equivalent in 2025. Further, our crude oil production decreased by 7.0% from 2024 to 2025, averaging 1,618.5 thousand barrels per day in 2025, mainly due to a decline in production at some of our main fields, including Zaap, Quesqui, Tupilco Profundo, Xanab and Pokche. This decline in production levels was due to bad weather conditions affecting the continuity of offshore operations and delays in the completion of wells with high complexity due to their depth, pressure and temperature conditions.
Our natural gas production (excluding natural gas liquids) increased 1.0% from 2024 to 2025, averaging 4,556.1 million cubic feet per day in 2025. This increase was primarily due to the development of the Bakte field. Our main sources of natural gas production are the Akal, Maloob, Zaap, Koban, Ku, Onel, and May offshore fields and the Ixachi, Quesqui, Bakte, Teotleco, Racemosa and Tupilco Profundo onshore field projects. Exploration drilling activity decreased by 45.5% from 2024 to 2025, from 33 exploratory wells completed in 2024 to 18 exploratory wells completed in 2025. Development drilling activity decreased by 42.9% from 2024 to 2025, from 105 development wells completed in 2024 to 60 development wells completed in 2025. In 2025, we completed the drilling of 78 wells in total. In 2025, our exploration drilling activity was focused on the shallow waters of the Gulf of Mexico and onshore regions, and our development drilling activity was focused on increasing the production of crude oil and associated gas at offshore field Maloob and onshore fields Ixachi, Bakte, Remolino and Eltreinta.
In 2025, we invested in five new developments in onshore fields. We also continued developing 18 of 20 fields that have been under development since 2019, resulting in a total of 23 developments (10 in shallow water and 13 in onshore fields). As of December 31, 2025, 22 of these 23 fields were productive: nine in shallow water and thirteen in onshore fields. These 22 fields had an average monthly production of 246 thousand barrels per day of crude oil and 1,254 million cubic feet per day of natural gas by December 2025.
Our primary objectives for 2026 include: i) incorporating hydrocarbon reserves to contribute to the restoration of production; and ii) strengthening and optimizing Exploration and Extraction projects and assignments based on the efficient use of resources and oriented towards the development of productive projects. These objectives are expected to be achieved through the following strategies: 1) strengthening the portfolio of exploration opportunities in established and hypothetical plays, 2) improving the efficiency of exploration activity in onshore basins, shallow waters and frontier areas, 3) providing certainty to discovered hydrocarbon reserves, 4) mitigating the decline in production from fields, 5) consolidating the implementation of secondary and enhanced recovery processes, 6) developing new fields, 7) increasing the production of non-associated gas, 8) designing and implementing business schemes to attract private investment and 9) consolidating the reliability and operational efficiency of facilities.
Entering 2026, our production goals include producing crude oil at a level of approximately 1,656.7 thousand barrels per day and maintaining natural gas production above 5,001.0 million cubic feet per day. We aim to meet these production goals through (a) exploration and development activities, (b) increasing inventory reserves through new discoveries and reclassifications and (c) managing the decline in field production by focusing our exploration and production activities in areas where we have greater experience and higher historical success rates, such as secondary and tertiary recovery systems. In addition, we intend to reallocate resources away from deep-water projects, which tend to be expensive and long-term activities, and towards shallow water and onshore projects, which have the potential for near-term results. In 2026, we plan to incorporate one new development in an offshore shallow water field. We will continue with the development of 18 of 23 fields that we have been developing since 2019, resulting in a total of 19 developments, 10 in shallow water and 9 in onshore fields. We expect that 18 of these 19 fields will have an average monthly production of 130 thousand barrels per day of crude oil and 574 million cubic feet per day of natural gas by December 2026.
Industrial Processes and Energy Transformation (formerly Pemex Industrial Transformation)
As of December 31, 2024, the industrial transformation segment operated through its productive state-owned subsidiary Pemex Industrial Transformation. Effective March 19, 2025, Pemex Industrial Transformation has been dissolved and all of the assets, liabilities, rights and obligations of Pemex Industrial Transformation have been assumed by Petróleos Mexicanos, however operations are now conducted through the Industrial Processes and Energy Transformation segments. For more information, see “Special Note Regarding Mexican Energy Reform” and “Item 4—Information on the Company—History and Development—Recent Energy Reform and Note 1 to our consolidated financial statements incorporated in Item 18 ”. As a result of this change, the financial information that was previously reported for Pemex Industrial Transformation is now reported under our Industrial Processes and Energy Transformation segments.
Industrial Processes
Our Industrial Processes segment generates revenue from the sale of refined petroleum products and their derivatives, most of which are sold to third parties in the domestic market. This market also supplies the CFE with a significant portion of its fuel oil for electricity production and provides jet fuel to Airports and Auxiliary Services, a state-owned administrator of airport services in Mexico. The most important refined products are gasoline, diesel and jet fuel.
Energy Transformation
Energy Transformation generates revenue from domestic sources primarily through the sale of natural gas, liquefied petroleum gas, naphtas, butane, ethane as well as certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers, and their derivatives.
The Industrial Processes segment’s main activities are (i) refining processes and (ii) the production of petrochemicals (including ethylene and its derivatives, fertilizers and ammonia, aromatics and methanol), while the Energy Transformation segment is responsible for the processing of natural gas and the production of natural gas liquids and certain associated petrochemicals.
The Industrial Processes and Energy Transformation segments are further divided into six principal business lines: (i) refining, (ii) ethylene and derivatives, (iii) ammonia (formerly fertilizers), (iv) aromatics and derivatives, (v) methanol and petrochemical specialties, and (vi) gas.
Refining and Petrochemicals (including Aromatics and Derivatives; and Methanol)
In 2025, crude oil processing of the National Refining System was 108.2 thousand barrels per day higher than in 2024, representing an increase of 11.9%, from 905.6 thousand barrels per day in 2024 to 1,013.8 thousand barrels per day in 2025, as a result of the strategy implemented by Pemex to strengthen and consolidate the operational continuity of the country's refineries.
In 2025, production of refined products reached 1,022.1 thousand barrels per day, an increase of 11.9% compared to 913.7 thousand barrels per day in 2024. In addition to petroleum products, the oil refining process also produces propylene, carbon black raw material, sulfur, and carbon dioxide. In 2025, production of these petrochemical products was 12.4 thousand barrels per day, 4.7 thousand barrels per day higher than in 2024.
In 2025, the aromatics and derivatives line recorded production of 666.7 thousand tons, an increase of 75.0 thousand tons, or 12.7%, compared to the 591.7 thousand tons recorded in 2024, due to the reliability of the unit and its main services at the continuous catalytic reforming (CCR) unit of the Cangrejera Petrochemical Complex.
Methanol production at the Independencia petrochemical complex reached 139.4 thousand tons in 2025, representing a 12.6% increase from the 123.8 thousand tons produced in 2024, due to the continued operation of Methanol Plant No. 2 at the complex. Similarly, production of specialty petrochemicals was 6.3% higher, reaching 3.4 thousand tons in 2025.

Ethlyene and Derivatives; Ammonia

The ethylene and derivatives production line produces various petrochemical products, including ethane derivatives, propylene and its derivatives, and other products, including, but not limited to, oxygen, nitrogen, hydrogen and butadiene.
In 2025, the total production of our Ethylene and Derivatives business line decreased by 12.2%, as compared to 2024, from 600.9 thousand tons in 2024 to 527.8 thousand tons in 2025. This decrease was primarily due to lower availability of ethane.
Our main objective for the Ethylene and Derivatives business line in 2026 is to increase the reliability and operational efficiency of the ethylene derivatives facilities, by carrying out renovations at the main processing and service units at the Cangrejera and Morelos petrochemical complexes.
Ammonia production increased by 1.7% from 209.2 thousand tons in 2024 to 212.8 thousand tons in 2025. Meanwhile, carbon dioxide production increased by 4.9% from 512.1 thousand tons in 2024 to 537.4 thousand tons in 2025. In 2025, total production of methane derivatives reached 750.2 thousand tons, an increase of 4.0% compared to 2024 of 721.3 thousand tons.
Our strategy for the Ammonia business line in 2026 is focused on increasing production through the rehabilitation and consolidation of the reliability of the ammonia VI and VII units.

Gas
Our Gas business line is part of our Energy Transformation segment and comprises eight gas processing complexes, namely: Cactus, Nuevo Pemex, Ciudad Pemex, Poza Rica, Burgos, La Venta, Matapionche, and Arenque, plus the Coatzacoalcos Gas Processor Complex operated by our Industrial Processes segment.
Our Energy Transformation segment processes wet natural gas to obtain dry natural gas, ethane, liquefied petroleum gas (LPG) and other natural gas liquids. In 2025, our total sour natural gas processing capacity remained flat at 4,283.0 million cubic feet per day in our gas processing complexes.
In 2025, our Energy Transformation segment processed 2,144.9 million cubic feet per day of wet natural gas, of which 1,916.6 million cubic feet per day were sour wet gas and 228.4 million cubic feet per day were sweet wet gas. This figure represents a 7.5% decrease from the 2,318.9 million cubic feet per day we processed in 2024. This decrease was due to a lower availability of wet natural gas from the Exploration and Extraction segment.
In 2025, we produced 126.5 thousand barrels per day of natural gas liquids, a 16.6% decrease compared to 151.6 thousand barrels produced per day in 2024. This decrease was due to lower availability of wet gas from the Exploration and Extraction segment.
In 2025, we produced 1,721.4 million cubic feet per day of dry gas (natural gas with a methane content exceeding 90.0%), a decrease of 6.1% compared to 1,832.6 million cubic feet per day produced in 2024. This decrease was due to the reduction in wet gas production by the Exploration and Extraction segment.
Our strategy for the Gas business line in 2026 is to address critical risks in the production stages of the gas processing complexes, prioritizing maintenance and rehabilitation efforts to restore dry gas production, enhancing liquefiable products recovery, and boosting LPG, ethane and natural gasoline production.
Logistics Operations (formerly Pemex Logistics)
Prior to March 19, 2025, our Logistics segment operated through the productive state-owned subsidiary Pemex Logistics and provided land, maritime and pipeline transportation, as well as storage and distribution services, to certain of our subsidiaries, local gas stations and distributors. Effective March 19, 2025 in connection with the enactment of the 2025 Petróleos Mexicanos Law, Pemex Logistics has been dissolved and all of its assets, liabilities, rights and obligations were assumed by Petróleos Mexicanos. Pursuant to our New Organic Statute, logistics activities are now conducted through our Logistics Operations business line as part of our Other Operating Subsidiary Companies segment. For more information, see “Special Note Regarding Mexican Energy Reform” and “Item 4—Information on the Company—History and Development—Recent Energy Reform”.

During 2025, we injected 1,535.6 thousand barrels per day of crude oil and petroleum products into our pipelines, representing a 7.9% decrease as compared to 2024, when we injected 1,667.0 thousand barrels per day, primarily due to a decrease in crude oil processing at the Madero, Minatitlán and Salamanca refineries.
During 2025, we injected 114.9 thousand barrels per day of LPG, representing an 11.6% decrease as compared to the 130.0 thousand barrels per day of LPG injected in 2024, primarily due to lower transportation and delivery requirements in our Industrial Processes segment at terminals and interconnections associated with the LPG pipeline transportation system. Additionally, we injected 5.0 thousand barrels per day of petrochemicals in 2025, an increase of 117.4% as compared to the 2.3 thousand barrels per day we injected in 2024. This increase was mainly driven by higher demand for isobutane at the Minatitlán and Salina Cruz refineries.

In 2025, we transported a total of 2,350.9 thousand barrels per day of petroleum products: of which 1,655.5 thousand barrels per day (70.4%) were transported through pipeline systems, 454.7 thousand barrels per day (19.4%) were transported by land (381.5 thousand barrels per day by tank truck and 73.2 thousand barrels per day by tank car) and the remaining 240.7 thousand barrels per day (10.2%) were transported by tankers.
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
In 2025, our crude oil exports decreased in volume by 28.0%, from 806.2 thousand barrels per day in 2024 to 580.6 thousand barrels per day in 2025. Natural gas imports increased by 14.3% in 2025, from 737.7 million cubic feet per day in 2024 to 843.1 million cubic feet per day in 2025. Petrochemical products exports decreased by 40.2%, from 17.9 metric tons in 2024 to 10.7 metric tons in 2025. Petrochemical product imports decreased by 27.8% in 2025, from 145.7 thousand metric tons in 2024 to 105.2 thousand metric tons in 2025. Our international trading segment’s crude oil exports amounted to U.S.$13.0 billion in 2025, a decrease of U.S.$7.9 billion with respect to 2024 which amounted U.S.$20.9 billion.

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
Cadereyta
Gómez Palacio
Saltillo
La Paz
Culiacán
Durango
Mazatlán
Ciudad Victoria
Matehuala
Zacatecas
Ciudad Mante
Arenque
Ciudad Madero
Azcapotzalco
Añil
Barranca
del Muerto
San Luis Potosí
Ciudad Valles
Tepic
Aguascalientes
Progreso
Mérida
Tuxpan
Guadalajara Sat.
León
Irapuato
Querétaro
Tula
Poza Rica
El Castillo
Salamanca
Pachuca
FPSO Yuum Kak Naab
FSO Ta Kuntah
Jalapa
Celaya
Zamora
San Juan Ixhuatepec
Campeche
Lerma
Perote
Colima
Uruapan
Morelia
Toluca
Veracruz
Puebla
Matapionche
Escamela
Coatzacoalcos
Area*
Manzanillo
C.F.E.
Ciudad de México
Cuernavaca
Independencia
Pajaritos
Dos Bocas
Tierra Blanca
Villahermosa
Cuautla
Iguala
Tehuacán
Cosoleacaque
La Venta
Coatzacoalcos Area
Gas Processing and Petrochemical Complex.
Includes facilities of Cangrejera, Morelos and Pajaritos
Lázaro
Cárdenas
Minatitlán
Morelos
Cangrejera
Nuevo Pemex
Ciudad Pemex
Cactus
Oaxaca
Tuxtla Gutiérrez
Acapulco
Salina Cruz
Tapachula

Exploration and Extraction (formerly Pemex Exploration and Production)
Exploration and Drilling
We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2025, we completed 14,768 exploration and development wells. During 2025, our average success rate for exploratory wells was 38.9%, an increase of 8.6 percentage points as compared to a success rate of 30.3% in 2024. Our average success rate for development wells was 91.7%, a decrease of 0.7 percentage points as compared to 92.4% for 2024. We discovered two new fields during 2025 (Konen and Iklum) and confirmed the extension of an existing field (Bakte) due to an appraisal well that was determined to be viable, bringing the total number of our producing fields to 355.
Our 2025 exploration program was comprised of exploration in both the onshore and the offshore regions of the Gulf of Mexico. Our exploratory activities yielded 12.2 million barrels of oil equivalent of proved reserves resulting from the discovery of the two oil-producing fields and the extension of an existing field.

The following table summarizes our drilling activity for the five years ended December 31, 2025, all of which occurred in Mexican territory.

	Year ended December 31,
	2025	2024	2023	2022	2021
Wells initiated(1)	78	138	217	201	159
Exploratory wells initiated(1)	18	33	61	39	32
Development wells initiated(1)	60	105	156	162	127
Wells drilled(2)	78	138	217	201	159
Exploratory wells	18	33	61	39	32
Productive exploratory wells(3)	7	10	17	20	17
Dry exploratory wells	11	23	44	19	15
Success rate %	39	30	28	51	53
Development wells (4)	60	105	156	162	127
Productive development wells	55	97	147	161	126
Dry development wells	5	8	9	1	1
Success rate %(4)	92	92	94	99	99
Producing wells (annual averages)	5,637	5,312	6,265	6,501	7,767
Marine region	581	572	571	575	647
Southern region	712	845	851	760	1,150
Northern region	4,344	3,895	4,843	5,166	5,970
Producing wells (at year end)(5)	5,637	5,312	6,265	6,501	6,515
Crude oil	3,641	3,779	3,936	4,039	3,977
Natural gas	1,996	1,533	2,329	2,462	2,538
Producing fields	355	330	317	326	323
Marine region	67	64	60	61	58
Southern region	72	79	68	74	74
Northern region	216	187	189	191	191
Drilling rigs	63	66	94	82	80
Kilometers drilled	374	601	808	730	503
Average depth by well (meters)	4,801	4,355	3,656	3,535	3,525
Discovered fields(6)	2	8	5	11	7
Crude oil	2	7	5	11	6
Natural gas	—	—	—	—	—
Gas and condensate	—	1	—	—	1
Average crude oil and natural gas output by well (barrels of oil equivalent per day)	419	466	424	386	379
Total developed acreage (km2)(7) (8)	7,905	7,414	7,470	7,616	7,391
Total undeveloped acreage (km2)(7) (8)	542	526	592	518	695

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
(6)Includes new fields (Konen and Iklum) and the extension of an existing field (Bakte).
(7)Figures include fractional interests obtained pursuant to joint ventures and associations.
(8)These values relate only to our current assignments.
Source: Petróleos Mexicanos.

Extensions and Discoveries
During 2025, our exploration activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of two new hydrocarbon fields (Konen and Iklum) and confirmed the extension of an existing field (Bakte) due to an appraisal well that was determined to be viable. Together, these discoveries amounted to 12.2 million barrels of oil equivalent of proved reserves.
Reserves
Under the Mexican Constitution, all oil and other hydrocarbon reserves located in Mexican territory are owned by the Mexican nation and not by us. As of December 31, 2025, Petróleos Mexicanos had the right to extract, but did not own, the reserves granted to us by the Mexican Government and to sell the resulting production. As of the date of this annual report, the exploration and development activities of Petróleos Mexicanos are limited to reserves located in Mexico.
Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.
Proved reserves estimates as of December 31, 2025 were prepared by our Exploration and Extraction segment and were reviewed by the Independent Engineering Firms (as defined below), which audit the estimates of our oil and gas reserves. Pursuant to the Lineamientos que Regulan los Procedimientos de Cuantificación y Certificación de Reservas de la Nación (Guidelines for Regulating the Nation’s Reserves Quantification and Certification Procedures), the Ministry of Energy must review the proved reserves reports estimates every year and issue a resolution no later than the second week of April of the following year, or in some unforeseen circumstances, no later than the second week of September. However, as of the date of this annual report, the Ministry of Energy has not yet issued a resolution with respect to the reserves report as of December 31, 2025. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—Hydrocarbon reserves are based on estimates, which are uncertain and subject to revisions.”
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
During 2025, we did not record any material increase in our proved oil and gas reserves as a result of the use of new technologies.
In order to ensure the reliability of our reserves estimation efforts, we have undertaken the internal certification of our estimates of reserves since 1996. We have established certain internal controls in connection with the preparation of our proved reserves estimates. Initially, teams of geoscientists from our exploration and production business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the Gerencia de Recursos y Reservas de Hidrocarburos (Office of Resources and Hydrocarbon Reserves), the central hydrocarbon reserves management body of Petróleos Mexicanos, review and certify such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Office of Resources and Hydrocarbon Reserves, which also oversees and conducts an internal audit of the process described above, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. Additionally, the engineers who participate in our reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) and analytical tools used in forecasting the performance of the various elements comprising the production system; and design strategies in petroleum field development. Furthermore, all of our personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of 20 years of professional experience.
In addition to this internal review process, our Exploration and Extraction segment’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited our estimates of proved reserves as of December 31, 2025, or January 1, 2026, as applicable: DeGolyer and MacNaughton, GLJ and Ryder Scott (we refer to these firms together as the "Independent Engineering Firms"). The reserves estimates reviewed by the Independent Engineering Firms represented 76.1% of our estimated proved reserves. The remaining 23.9% of our estimated proved reserves consisted mainly of reserves located in certain onshore fields in northern Mexico and certain offshore fields, including areas that have been shared with third-parties through Exploration and Production (E&P) contracts.
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
All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms’ review process were resolved by our Exploration and Extraction segment to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms concluded that our estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (which we refer to as Rule 4-10(a)), are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of ASC Topic 932.
Our total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 2.6% in 2025, from 5,494.5 million barrels in 2024 to 5,351.9 million barrels in 2025. This decrease was the result of a slightly lower variation in proved reserves due to discoveries, developments, delineations and revisions. The fields that were categorized as proved reserves due to drilling of development wells, new discoveries and revisions were mainly: Ixachi, Bakte, Akal, Zaap, Teotleco, Maloob, Abkatún, Balam, Koban, Mulach, Tajín, Bricol, Coapechaca, Racemosa, Pokche, Takín, Taratunich, Tsimín, Tlacame, Nohoch, Sini, Homol, Konen, Xanab and Rabasa. Our proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 8.7% in 2025, from 3,463.9 million barrels in 2024 to 3,162.1 million barrels in 2025. Our proved reserves of crude oil, condensates and liquefiable hydrocarbons added in 2025 through revisions, extensions and discoveries totaled 507.4 million barrels, which was insufficient to offset our total production for the year of 650.0 million barrels of crude oil, condensates and liquefiable hydrocarbons.
Our total proved developed and undeveloped dry gas reserves increased by 8.4% in 2025, from 10,173.6 billion cubic feet at December 31, 2024 to 11,025.9 billion cubic feet at December 31, 2025. Our proved developed dry gas reserves increased by 22.2% in 2025, from 5,773.4 billion cubic feet at December 31, 2024 to 7,054.0 billion cubic feet at December 31, 2025. This increase was principally due to an increase in proved developed dry gas reserves of the Ixachi field. The amount of dry gas reserves added in 2025 was sufficient to offset the level of production in 2025, which amounted to 901.0 billion cubic feet of dry gas. Our proved undeveloped dry gas reserves decreased by 9.7% in 2025, from 4,400.2 billion cubic feet at December 31, 2024 to 3,971.9 billion cubic feet at December 31, 2025. This decrease in proved undeveloped reserves was due to the development of the Ixachi field, mainly due to the drilling of development wells and revisions, which allowed these reserves to be classified as proven developed reserves.
During 2025, our exploration activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of two new hydrocarbon fields (Konen and Iklum) and the extension of an existing field (Bakte) due to an appraisal well that was found viable. Together, these discoveries and extension amounted to the incorporation of 12.2 million barrels of oil equivalent of proved reserves.
In 2025, our proved reserves increased by 21.3 million barrels of oil equivalent, as a result of accounting for discoveries, development, reclassifications and revisions.
The following three tables of crude oil and dry gas reserves set forth our estimates of our proved reserves determined in accordance with Rule 4-10(a).
Summary of Oil and Gas(1) Proved Reserves as of December 31, 2025
Based on Average Fiscal Year Prices

	Crude oil and Condensates (2)	Dry Gas (3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves:
Proved developed reserves	3,162.1	7,054.0
Proved undeveloped reserves	2,189.8	3,971.9
Total proved reserves	5,351.9	11,025.9

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
Source: Petróleos Mexicanos.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2025	2024	2023	2022	2021
Proved developed and undeveloped reserves	(in millions of barrels)
At January 1	5,494	5,894	6,089	6,073	6,041
Revisions(2)	498	271	529	647	565
Extensions and discoveries	10	26	16	78	115
Production	(650)	(705)	(744)	(710)	(697)
Farm-outs and transfer of E&P contracts and fields due to CNH bidding process	—	8	4	1	49
At December 31	5,352	5,494	5,894	6,089	6,073
Proved developed reserves at December 31	3,162	3,464	3,500	3,698	3,649
Proved undeveloped reserves at December 31	2,190	2,031	2,394	2,391	2,424

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
Source: Petróleos Mexicanos.
Dry Gas Reserves

	2025	2024	2023	2022	2021
Proved developed and undeveloped reserves	(in billions of cubic feet)
At January 1	10,175	8,251	7,080	7,040	6,984
Revisions(1)	1,738	2,752	2,069	847	195
Extensions and discoveries	14	56	12	43	590
Production(2)	(901)	(888)	(917)	(854)	(751)
Farm-outs and transfer of E&P contracts and fields due to CNH bidding process	—	4	7	4	22
At December 31	11,026	10,175	8,251	7,080	7,040
Proved developed reserves at Proved developed and undeveloped reserves December 31	7,054	5,773	4,314	4,368	3,934
Proved undeveloped reserves at December 31	3,972	4,400	3,936	2,711	3,106

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
Source: Petróleos Mexicanos.
The following table sets forth, as of December 31, 2025, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 94.1% of our proved reserves.

	Reserves			Number of Producing Wells	Number of Undeveloped Locations(2)
Field	Proved(1)	Developed(1)	Undeveloped(1)
	(in millions of barrels of oil equivalent)
Ixachi	1,593.2	1,125.2	468.0	29	25
Ayatsil	862.7	731.5	131.2	36	—
Aceite Terciario del Golfo(3)	600.4	145.1	455.3	1,140	2,916
Akal	595.7	113.9	481.8	39	8
Ku-Maloob-Zaap	523.6	418.2	105.4	227	4
Quesqui	227.5	227.5	—	36	—
Kayab	212.0	—	212.0	—	26
Yaxché	178.3	60.6	117.7	26	1
Pit	157.9	—	157.9	—	14
Balam(4)	112.5	112.5	—	19	—
Bakte	104.1	54.0	50.2	7	5
Lakach	103.8	—	103.8	—	4
Ek(4)	77.7	77.7	—	20	—
Tamaulipas Constituciones	73.6	52.6	21.0	202	87
Tekel	60.5	60.5	—	4	—
Teotleco	57.2	50.6	6.6	15	2
Antonio J. Bermudez(5)	55.1	44.3	10.8	169	5
Koban	54.1	49.6	4.5	5	—
May	50.2	37.9	12.3	9	1
Mulach	45.6	45.6	—	13	—
Abkatún	42.5	32.7	9.8	13	2
Utsil	42.2	—	42.2	—	8
Madrefil	38.1	36.7	1.4	8	—
Onel	34.5	34.5	—	14	—
Tupilco Profundo	33.6	33.6	—	15	—
Arenque	32.2	16.9	15.4	11	2
Eltreinta	26.5	23.1	3.3	24	6
Homol	26.4	18.4	8.0	3	1
Sihil	24.0	24.0	—	16	—
Xanab	23.0	23.0	—	10	—
Ixtal	22.6	14.6	8.0	11	—
Poza Rica	22.6	15.9	6.7	165	19
Racemosa	22.5	14.9	7.6	4	2
Sini	22.4	17.8	4.7	9	2
Takín	22.2	22.2	—	2	—
Macavil	20.9	—	20.9	—	3
Cheek	20.8	15.6	5.3	5	3
Tlacame	20.3	15.4	4.8	5	1
Lum	19.7	19.7	—	3	—
Itta	19.5	14.4	5.1	8	2
Tsimín	19.2	17.6	1.7	4	—
Tentok	18.3	5.8	12.5	3	—
Nohoch	16.5	16.5	—	6	—
Pokche	16.3	16.3	—	6	—
Taratunich	16.2	10.9	5.4	5	2
Bricol	16.1	11.2	4.9	4	2
Gasífero	15.6	15.6	—	30	—
Bacab	15.6	15.6	—	8	—
Rabasa	14.9	14.9	—	39	—
Ixtoc	14.8	14.8	—	7	—
Teekit Profundo	14.6	3.7	10.9	2	—
Tlamatini	14.4	4.7	9.6	4	—
Bolontikú	14.2	14.2	—	2	—
Ayín	14.2	—	14.2	—	2
Bedel	13.9	12.5	1.5	23	4
Tizón	13.6	13.6	—	5	—
Nejo	13.6	3.6	10.0	176	51
Xux	13.1	13.1	—	5	—
Cacalilao	12.9	2.8	10.1	70	97
Esah	12.6	7.8	4.8	4	2
Caparroso-Pijije-Escuintle	12.5	12.5	—	17	—
Cibix	12.4	12.4	—	9	—
Chuc	12.3	12.3	—	7	—
Jujo-Tecominoacán	12.3	12.3	—	10	—
Costero	12.2	10.9	1.3	9	—
Cactus	12.2	12.2	—	14	—
Pánuco	12.2	2.2	9.9	56	120
Teca	11.5	3.4	8.1	5	—
Cuervito	11.3	5.0	6.3	109	38
Puerto Ceiba	11.2	11.2	—	12	—
Giraldas	11.1	11.1	—	6	—
Cuitláhuac	11.0	10.6	0.5	188	31
Bellota	10.8	5.3	5.5	6	2
Chac	10.8	10.8	—	5	—
Och	10.6	5.8	4.9	5	—
Niquita	10.5	—	10.5	—	4
Platao	10.4	10.4	—	5	—
Etkal	9.3	9.3	—	3	—
Xanab-SE	8.7	8.7	—	3	—
Atún	7.4	7.4	—	—	—
Manik NW	7.4	7.4	—	3	—
Chinchorro	7.3	7.3	—	3	—
Sinán	7.3	7.3	—	4	—
Batab	7.2	7.2	—	—	—
Konen	7.1	—	7.1	—	3
Sen	6.6	6.6	—	14	—
Tokal	6.4	4.4	2.0	2	2
Pokche-NE	6.2	6.2	—	1	—
Chiapas-Copanó	6.1	6.1	—	6	—
Kab	6.1	4.8	1.3	5	—
Edén-Jolote	6.0	4.2	1.8	4	—
Bagre	5.9	5.9	—	—	—
Castarrical	5.8	5.8	—	3	—
San Ramón	5.7	5.7	—	21	—
Terra	5.7	5.7	—	8	—
Magallanes-Tucán-Pajonal	5.7	5.7	—	29	—
Tupilco	5.6	2.8	2.8	5	2
Uech	5.6	5.6	—	2	—
Vinik	5.6	—	5.6	—	2
Sunuapa	5.5	5.5	—	9	—
Paki	5.5	—	5.5	—	2
Tintal	4.8	4.8	—	5	—
Tlatitok-Sur	4.8	0.3	4.5	—	—
Xikin	4.5	4.5	—	3	—
Tlalkivak	4.5	4.5	—	4	—
Guaricho	4.5	4.5	—	10	—
Pol	4.3	4.3	—	2	—
Cinco Presidentes	4.3	4.3	—	20	—
Paredón	4.2	4.2	—	3	—
Caan	4.0	2.2	1.8	4	1
Kambesah	3.8	3.8	—	4	—
Yawa	3.8	1.3	2.5	3	3
Chucox NW	3.7	3.3	0.4	7	1
Actul	3.6	3.6	—	4	—
Rodador	3.6	3.6	—	15	—
Uchbal	3.3	3.3	—	3	—
Manik	3.1	1.8	1.3	2	—
Santa Águeda	3.0	2.4	0.7	23	2
Níspero	2.9	2.9	0.0	5	—
Camatl	2.9	2.9	0.0	4	—
Otates	2.9	2.9	0.0	11	—
Paché	2.8	2.8	0.0	3	—
Tetl	2.7	1.0	1.7	2	—
Batsil	2.6	0.0	2.6	—	—
Velero	2.5	2.1	0.3	126	3
Arcos	2.4	2.4	0.0	111	—
Cibix-401Exp	2.4	2.4	0.0	5	—
Shishito	2.4	2.4	0.0	6	—
Sur Chinampa Norte de Amatlán	2.3	0.3	2.0	13	7
Total	7,030.4	4,372.7	2,658.2	3,711	3,532
Our proved reserves	7,471.9	4,518.4	2,953.5
Percentage	94.1%	96.8%	90.0%

Note: Numbers may not match the total due to rounding.
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
(4)These fields are part of Petróleos Mexicanos’ exploitation contract without partner, Ek-Balam.
(5)Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.
Source: Petróleos Mexicanos.
Our RRR for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2025, we obtained 844.5 million barrels of oil equivalent of proved reserves, which represents a RRR of 102.6%, an increase as compared to a RRR of 96.6% in 2024. Although our RRR has trended downwards in recent years and decreased below 100% in 2024, our RRR surpassed 100% in 2025, and we expect to continue achieving a RRR of around 100% in the following years.
Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2025, this ratio was 9.1 years for proved reserves.
For more information, see Note 30 to our consolidated financial statements included herein.
Sales Prices and Production Costs
The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 10% or more of our proved reserves.
Unit Sales Prices and Production Costs(1)

	Ku-Maloob-Zaap	Ayatsil	Other Fields	All Fields
	(in U.S. dollars)
Year ended December 31, 2025
Average sales prices
Crude oil, per barrel	$52.07	$44.97	$63.02	$57.31
Natural gas, per thousand cubic feet	$—	$—	$4.22	$3.47
Average production costs, per barrel of oil equivalent	$12.91	$10.56	$13.77	$13.46
Year ended December 31, 2024
Average sales prices
Crude oil, per barrel	$60.40	$55.87	$76.32	$70.44
Natural gas, per thousand cubic feet	$—	$—	$3.63	$3.63
Average production costs, per barrel of oil equivalent	$14.78	$11.54	$13.20	$13.49
Year ended December 31, 2023
Average sales prices
Crude oil, per barrel	$52.38	$44.36	$72.95	$65.89
Natural gas, per thousand cubic feet	$4.21	$3.51	$3.86	$3.87
Average production costs, per barrel of oil equivalent	$15.49	$17.34	$14.07	$14.50
(1)Average of sales prices.
Source: Petróleos Mexicanos.

In 2025, our average production cost was U.S.$13.46 per barrel of oil equivalent, which represented a decrease of 0.2%, as compared to our average production cost of U.S.$13.49 per barrel of oil equivalent in 2024. This decrease is attributed mainly to the optimization of product consumption, reduction in royalty payments and decrease in the cost of indirect items (overhead).
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
Crude Oil and Natural Gas Production
In 2025, we produced an average of 1,618.5 thousand barrels per day of crude oil, a decrease of 7.0% as compared to our average production of 1,741.1 thousand barrels per day of crude oil in 2024. The decrease in 2025 is mainly due to a decline in production at some of our main fields, including Zaap, Quesqui, Xanab, Tupilco Profundo and Pokche, as a result of bad weather conditions affecting the continuity of offshore operations and delays in the completion of wells with high complexity due to their depth, pressure and temperature conditions. Our average production of heavy crude oil decreased by 104.8 thousand barrels per day, or 11.4% less than the average daily production in 2024, mainly due to the natural decline of the Ku, Zaap, Ek, Balam and Akal fields. In 2025, the average production of light crude oil decreased by 17.8 thousand barrels per day, or 2.2%, as compared to 2024. The decrease in light crude oil production was mainly due to the natural decline of the Quesqui, Tupilco Profundo, Xanab, Pokche and Itta fields.
Crude oil can be classified by its sulfur content. “Sour” or heavy crude oil contains 3.4% or greater sulfur content by weight and “sweet” or light crude oil contains less than 1.0% sulfur content by weight. Most of our production is classified as sour or heavy crude oil.
Our Exploration and Extraction segment primarily produces five types of crude oil:
1.Altamira, a heavy crude oil;
2.Maya, a heavy crude oil;
3.Zapoteco, a light crude oil;
4.Istmo, a light crude oil; and
5.Olmeca, an extra-light crude oil.
Most of our production consists of Istmo and Maya crude oil. In 2025, 50.3% of our total production of crude oil consisted of heavy crude oil and 49.7% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (71.6% of these regions’ production in 2025), although significant volumes of light and extra light crude oil are also produced there (28.4% of these regions’ production in 2025). The Southern region yields mainly light and extra-light crude oil (together, 94.5% of this region’s production in 2025, as well as lesser amounts of heavy crude oil (5.5% of this region’s production in 2025) and the Northern region yields both light and extra-light crude oil (71.0% of this region’s production in 2025) and heavy crude oil (29.0% of this region’s production in 2025).
The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Ku-Maloob-Zaap, Litoral de Tabasco, Abkatún-Pol-Chuc and Cantarell business units in the Marine regions, Bellota-Jujo business units in the Southern region and Veracruz business units in the northern region. In particular, the Ku-Maloob-Zaap business unit remained our most important crude oil producer in 2025, producing an average of 530.5 thousand barrels per day of crude oil in 2025, or 32.8% of our total crude oil production for the year, and 839.1 million cubic feet per day of natural gas, or 18.4% of our total natural gas production for the year. Our second most important crude oil producer was Litoral de Tabasco which produced an average of 277.4 thousand barrels per day of crude oil in 2025, or 17.1% of our total crude oil production for the year, and an average of 473.7 million cubic feet per day of natural gas, or 10.4% of our total natural gas production for the year.
The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2025.
Crude Oil Production

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs. 2024
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	748.7	853.2	902.8	873.1	937.2	(12.3)
Light crude oil(1)	296.6	286.3	329.2	412.2	431.8	3.6
Total	1,045.3	1,139.6	1,232.0	1,285.3	1,369.0	(8.3)
Southern region
Heavy crude oil	23.7	19.7	17.9	7.5	19.5	20.3
Light crude oil(1)	404.1	455.8	498.6	372.0	251.3	(11.3)
Total	427.8	475.5	516.5	379.5	270.8	(10.0)
Northern region
Heavy crude oil	42.1	46.3	45.9	49.9	50.7	(9.1)
Light crude oil(1)	103.3	79.7	60.4	49.5	45.2	29.6
Total	145.4	126.0	106.3	99.4	95.9	15.4
Total heavy crude oil	814.5	919.3	966.6	930.5	1,007.4	(11.4)
Total light crude oil(1)	804.0	821.8	888.2	833.7	728.3	(2.2)
Total crude oil	1,618.5	1,741.1	1,854.8	1,764.2	1,735.7	(7.0)

Note: Numbers may not total due to rounding.
(1)Includes extra-light crude oil.
Source: Petróleos Mexicanos.
The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2025.
Crude Oil Production

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs. 2024
	(in thousands of barrels per day)					(%)
Marine regions
Ku-Maloob-Zaap	530.5	585.2	615.9	639.3	718.1	(9.3)
Litoral de Tabasco	277.4	285.7	326.6	349.4	325.4	(2.9)
Cantarell	123.4	141.5	163.8	158.3	160.9	(12.8)
Abkatún-Pol-Chuc	114.0	127.1	125.8	138.3	164.6	(10.3)
Total	1,045.3	1,139.6	1,232.0	1,285.3	1,369.0	(8.3)
Southern region
Bellota-Jujo	249.5	321.1	364.0	221.5	114.0	(22.3)
Samaria-Luna	78.1	83.3	84.4	85.8	87.5	(6.2)
Macuspana-Muspac	60.3	35.9	35.4	39.6	36.3	68.0
Cinco Presidentes	39.8	35.1	32.7	32.5	33.1	13.4
Total	427.7	475.5	516.4	379.4	270.8	(10.1)
Northern region
Veracruz	104.2	80.8	55.4	48.4	41.9	29.0
Poza Rica-Altamira	40.3	44.4	49.5	49.9	53.0	(9.2)
Burgos	1.0	0.9	1.4	1.1	1.0	11.1
Total	145.5	126.0	106.3	99.4	95.9	15.5
Total crude oil	1,618.5	1,741.1	1,854.8	1,764.2	1,735.7	(7.0)

Note: Numbers may not total due to rounding.
        Source: Petróleos Mexicanos.
The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2025, the average crude oil production from the 67 fields located in these regions was 1,045.3 thousand barrels per day.
The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2025, the average crude oil production from the 72 fields located in this region was 427.7 thousand barrels per day.
The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2025, the average crude oil production in the Northern region totaled 145.5 thousand barrels per day of crude oil, from the 216 oil fields in this region.
The following table sets forth our annual natural gas production by region and business unit for the five years ended December 31, 2025.
Natural Gas Production

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs. 2024
	(in millions of cubic feet per day)					(%)
Marine regions
Ku-Maloob-Zaap	839.1	818.7	768.7	788.6	834.9	2.5
Cantarell	593.6	618.6	888.2	860.4	1,055.0	(4.0)
Litoral de Tabasco	473.7	502.0	576.1	576.5	555.8	(5.6)
Abkatún-Pol-Chuc	282.2	307.7	345.4	375.6	402.5	(8.3)
Total	2,188.6	2,247.0	2,578.3	2,601.1	2,848.2	(2.6)
Southern region
Bellota-Jujo	729.3	780.4	909.4	645.2	325.1	(6.5)
Macuspana-Muspac	285.3	122.7	145.3	198.2	268.9	132.5
Samaria-Luna	237.2	258.6	270.6	283.5	298.7	(8.3)
Cinco Presidentes	37.4	36.0	38.7	47.3	43.9	3.9
Total	1,289.2	1,197.6	1,364.0	1,174.3	936.6	7.6
Northern region
Veracruz	756.4	628.3	448.4	398.7	332.2	20.4
Burgos	247.6	361.0	417.8	419.3	445.2	(31.4)
Poza Rica-Altamira	74.3	77.6	90.9	99.4	108.2	(4.3)
Total	1,078.3	1,067.0	957.1	917.4	885.7	1.1
Total natural gas	4,556.1	4,511.6	4,899.4	4,692.8	4,670.5	1.0
Note: Numbers may not total due to rounding.
Source: Petróleos Mexicanos.
In 2025, the Marine regions produced 2,188.6 million cubic feet per day of natural gas, or 48.0% of our total natural gas production, a decrease of 2.6% as compared to the production of 2,247.0 million cubic feet per day in 2024. In 2025, the Southern region produced 1,289.2 million cubic feet per day of natural gas, or 28.3% of our total natural gas production, an increase of 7.6% as compared to the production of 1,197.6 million cubic feet per day in 2024. In 2025, the Northern region produced 1,078.3 million cubic feet per day of natural gas, or 23.7% of our total natural gas production, an increase of 1.1% as compared to the production of 1,067.0 million cubic feet per day in 2024.
Our average natural gas production increased by 1.0% in 2025, from 4,511.6 million cubic feet per day in 2024 to 4,556.1 million cubic feet per day in 2025. Natural gas production associated with crude oil production accounted for 56.9% of total natural gas production in 2025, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. As of December 31, 2025, 127 of our 357 gas producing fields, or 35.6%, produced non-associated gas. These non-associated gas fields accounted for 43.1% of all of our natural gas production in 2025.
Investments in Exploration and Extraction
In nominal peso terms, our capital expenditures for exploration and extraction were Ps.93,771 million in 2025, as compared to Ps.162,616 million in 2024, representing a decrease of 42.3%. Of our total capital expenditures, (i) Ps.11,160 million was allocated to Ku-Maloob-Zaap, (ii) Ps.4,225 million was allocated to Integral Yaxché, (iii) Ps.1,949 million was allocated to Cuenca de Veracruz, (iv) Ps.1,547 million was allocated to Chuc, (v) Ps.1,270 million was allocated to Ek-Balam, (vi) Ps.1,205 million was allocated to Bellota-Chinchorro, (vii) Ps.964 million was allocated to El Golpe-Puerto Ceiba, (viii) Ps.957 million was allocated to Delta del Grijalva, (ix) Ps.869 million was allocated to Crudo Ligero Marino, and (x) Ps.860 million was allocated to Antonio J. Bermúdez. The expenditures for these ten projects amounted to Ps.25,006 million, which represented 26.7% of our capital expenditures in the Exploration and Extraction segment. In addition, we invested Ps.45,490 million in nominal terms in new fields under construction and development (48.5% of the total). The remaining 24.8% amounted to Ps.23,601.0 million in nominal terms, which was directed to the 12 remaining projects, as well as to other exploration, drilling and services projects.
Exploration and Extraction Capital Expenditures and Budget
For 2026, our total capital expenditures budget is Ps.86,693 million, as compared to Ps.93,771 million of capital expenditures made in 2025, representing a decrease of 7.5% to reflect a budgetary rebalancing. Our 2026 budget includes Ps.38,770 million allocated to all 23 ongoing strategic exploration and extraction projects, Ps.33,959 million allocated to new fields under development, Ps.13,964 million allocated to other exploration projects. Of our total exploration and extraction investment budget for 2026, Ps.72,518 million, or 83.6 % of the total, is allocated to investments in fields and development projects, and the remaining Ps.14,175 million, or 16.4% of the total, is allocated to exploration activities.
The 2026 budget for exploration and extraction activity includes (i) Ps.12,582 million for investments in Ku-Maloob-Zaap, (ii) Ps.5,913 million for investments in Integral Yaxché, (iii) Ps.2,423 million for investments in Chuc, (iv) Ps.2,227 million for investments in Ek-Balam, (v) Ps.1,612 million for investments in Bellota Chinchorro, (vi) Ps.1,513 million for investments in Cuenca de Veracruz, (vii) Ps.1,504 million for investments in Cactus-Sitio Grande, (viii), Ps.1,342 million for investments in Aceite Terciario del Golfo, (ix) Ps.1,326 million for investments in Antonio J. Bermúdez and (x) Ps.1,154 million for investments in Tsimin-Xux. These 10 projects totaled Ps.31,596 million, Ps. 33,959 million were allocated to development of new fields projects and the remaining Ps.21,138 million for other projects.
Exploration and Extraction Investment Trends
In nominal terms, we invested Ps. 20,866 million in exploration activities during 2025, which represented 22.3% of the total capital expenditures of our Exploration and Extraction segment. This represented a 45.9% decrease from the Ps. 38,574 million invested in exploration activities in 2024. In 2025, we invested Ps. 72,905 million in nominal terms, or 77.7% of the total capital expenditures of our Exploration and Extraction segment in development and exploration activities. This represented a 41.2% decrease from the Ps. 124,042 million invested in these activities in 2024.
For 2026, we have budgeted Ps. 14,175 million in exploration activities, or 16.4% of our total capital expenditures budget, for exploration activities of our Exploration and Extraction segment. This represents a 32.1% decrease from the amount we invested in exploration activities in 2025. For development activities in 2026, we have budgeted Ps. 72,518 million, or 83.6% of total capital expenditures of our Exploration and Extraction segment. This represents a 0.5% decrease compared to the amount that we invested in these activities in 2025.
Our projected exploration and development capital expenditures correspond to the areas assigned to us through bidding rounds, which represent the areas in which we are exploring, operating or have an interest in developing based on our operational capabilities. The Ministry of Energy granted us the right to explore and develop these areas with the objective of maintaining our production levels in the short term, while providing us with sufficient exploration opportunities to increase our production in the future. During 2025, we continued evaluating the use of CSIEEs as a replacement for farm-outs to foster private sector participation in our operations. The CSIEE model seeks to increase production by offering an incentive based on the production received and sharing the risk involved in operations according to the terms of each contract. Each CSIEE contract has a term of between 15 and 25 years. CSIEE contracts are expected to replace farm-outs as a vehicle for private sector participation, although existing farm-outs will remain for the duration of their respective terms. These contracts establish the respective contractual rights and obligations of the parties concerning the development, extraction and production of hydrocarbons. Exploration activities may also be included, subject to governmental approval.
As of March 19, 2025, the Hydrocarbons Sector Law permits private sector participants to carry out exploration and extraction activities as joint operators with Petróleos Mexicanos under mixed development agreements.
Mixed contracts remain in the bidding stage and will be awarded and signed starting in 2026.
As of December 31, 2025, we have signed five CSIEE contracts related to exploration and extraction. For more information regarding CSIEEs, see “—Crude Oil Distribution—Farm-outs and CSIEEs.”
The capital expenditures of our Exploration and Extraction segment have represented between 67.0% and 82.2% of our total capital expenditures of the previous three years. In 2026, the capital expenditures budget for our Exploration and Extraction segment comprised 65.7% of our total capital expenditures.
The following tables sets forth our capital expenditures, excluding non-capitalizable maintenance, related to exploration and development for each of the three years ended December 31, 2025, 2024 and 2023, as well as the budget for 2026. Capital expenditure amounts derive from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Exploration and Development Capital Expenditures

	Year ended December 31,(1)						Budget 2026(2)
	2025		2024		2023
	(in millions of pesos) (3)
Exploration	Ps.	20,866	Ps.	38,574	Ps.	42,449	Ps.	14,175
Development	72,905		124,042		123,456		72,518
Total	Ps.	93,771	Ps.	162,616	Ps.	165,905	Ps.	86,693

Note: Numbers may not total due to rounding.
(1)Amounts based on cash basis method of accounting.
(2)Amended budget was authorized on February 27, 2026. The original budget was published in the Official Gazette of the Federation on November 21, 2025.
(3)Figures are stated in nominal pesos.
Source: Petróleos Mexicanos
Investments and Extraction by Project
We conduct exploration, production and development activities in fields throughout Mexico. Our ten projects of 2025 with the most capital expenditures were: Ku-Maloob-Zaap, Integral Yaxché, Cuenca de Veracruz, Chuc, Ek-Balam, Bellota-Chinchorro, El Golpe-Puerto Ceiba, Delta del Grijalva, Crudo Ligero Marino and Antonio J. Bermúdez.

Exploration and Production’s Capital Expenditures

	Year ended December 31,(1)						Budget 2026(2)
	2025		2024		2023
	(in millions of pesos)(3)
Exploration and Production
Ku-Maloob-Zaap	11,160		20,065		20,958		12,582
Integral Yaxché	4,225		8,429		4,693		5,913
Cuenca de Veracruz	1,949		3,652		4,624		1,513
Chuc	1,547		745		2,050		2,423
Ek-Balam	1,270		5,908		6,229		2,227
Bellota-Chinchorro	1,205		932		985		1,612
El Golpe-Puerto Ceiba	964		822		1,070		711
Delta del Grijalva	957		1,377		677		407
Crudo Ligero Marino	869		2,320		1,615		490
Antonio J. Bermúdez	860		1,459		1,680		1,326
Cactus-Sitio Grande	769		976		687		1,504
Ogarrio-Sánchez Magallanes	744		1,936		2,273		1,088
Aceite Terciario del Golfo	446		1,373		1,035		1,342
Jujo-Tecominoacán	464		478		1,315		856
Burgos	314		1,312		1,301		550
Integral Poza Rica	217		721		391		602
Ixtal-Manik	206		177		31		1,102
Tsimin-Xux	128		543		125		1,154
Costero Terrestre	87		33		1		281
Cantarell	43		849		2,136		782
Cuenca de Macuspana	27		23		13		180
Tamaulipas-Constituciones	16		93		111		107
Lakach	—		—		277		—
Arenque	—		—		—		18
Other Exploratory Projects	19,672		36,302		38,696		13,964
Other Development Projects	45,490		71,335		71,855		33,959
Tentok	5,478		456		195		565
Quesqui	5,098		22,360		24,368		1,681
Tupilco Profundo	4,440		5,904		8,027		1,160
Ixachi	3,856		11,111		5,114		8,640
Atoyatl	3,816		1,518		9		295
Mulach	2,506		5,069		6,072		1,338
Camatl	2,513		1,440		441		260
Tlalkivak	2,066		1,256		1,582		119
Pokche NE	1,691		2,338		4,131		54
Tlacame	1,476		1,065		1,200		136
Platao	1,209		1,358		14		1,002
Cibix	1,205		3,358		560		1,206
Tlakati	1,004		814		—		79
Akal NW	922		1,871		494		104
Bakte	720		88		—		6,462
Xanab SE	886		932		763		305
Pokche	851		1,461		5,819		125
Cibix-401EXP	776		700		—		318
Chucox	724		170		—		852
Techiaktli	602		157		—		59
Itta	578		603		3,187		1,742
Teekit Profundo	439		412		778		24
Racemosa	376		1,494		757		1,275
Sejkan	335		59		—		1,207
Actul	318		269		7		310
Teca	257		892		4,081		504
Octli	232		75		45		188
Valeriana	210		634		—		81
Koban	199		—		151		2,222
Cheek	191		941		2		51
Etkal NE	155		91		—		6
Tetl	132		131		14		190
Xikin	122		—		25		142
Uchbal	44		17		316		—
Yawa	22		—		—		372
Xinich	11		12		—		169
Tlamatini	10		1,234		1,175		2
Esah	8		198		1,913		708
Cahua	7		—		11		1
Hok	5		—		4		5
Suuk	—		697		332		—
Manik NW	—		150		—		—
Paki	—		—		262		—
Kayab	—		—		3		—
Pit	—		—		3		—
Drilling and Services	142		756		1,077		—
Total	Ps.	93,771	Ps.	162,616	Ps.	165,905	Ps.	86,693

Notes: Numbers may not total due to rounding.
(1)Amounts based on cash basis method of accounting.
(2)Amended budget was authorized on February 27, 2026. The original budget was published in the Official Gazette of the Federation on November 21, 2025.
(3)Figures are stated in nominal pesos.
Source: Petróleos Mexicanos.
Ku-Maloob-Zaap Project. Project Ku-Maloob-Zaap was our most important producer of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Ayatsil, Bacab, Lum, Ku, Maloob, Tekel, Utsil and Zaap fields, and extends over an area of 305.7 square kilometers. As of December 31, 2025, a total of 387 wells were completed, 227 of which were producing. The project produced an average of 530.5 thousand barrels per day of crude oil, which represented 32.8% of our total production, and 839.1 million cubic feet per day of natural gas in 2025. As of December 31, 2025, cumulative production amounted to 7.4 billion barrels of crude oil and 5.0 trillion cubic feet of natural gas. As of December 31, 2025, proved hydrocarbon reserves totaled 1.4 billion barrels of crude oil and 0.436 trillion cubic feet of natural gas. Total proved reserves were 1.5 billion barrels of oil equivalent, of which 1.2 billion barrels of oil equivalent were proved developed reserves.
In nominal peso terms, our Exploration and Extraction segment’s capital expenditures for this project amounted to Ps.20,065 million in 2024 and Ps.11,160 million in 2025. Our total accumulated capital expenditures for this project were U.S.$32.5 billion as of December 31, 2025. We expect that our capital expenditures for this project will total Ps.12,582 million in 2026.
In 2025, we paid U.S.$40.2 million to acquire 104.1 billion cubic feet of nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant. For 2026, we expect to spend U.S.$44.9 million to acquire 110.5 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.
Tsimín-Xux Project. This project consists of the Tsimín and Xux fields, which include volatile oil and gas condensate reservoirs in the shallow waters of the Gulf of Mexico. The Tsimín field is located 62 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, while the Xux field is located on the continental shelf of the Gulf of Mexico, approximately ten kilometers off the coast of Tabasco. During 2025, no new wells were completed at the Xux or Tsimín fields. During 2025, average daily production at Tsimín-Xux totaled 15.4 thousand barrels of crude oil and 74.0 million cubic feet of natural gas. During 2025, the sales prices of the light and extra-light crude oil produced at these fields averaged U.S.$66.05 per barrel, making this one of our most important projects in terms of revenue generation.
As of December 31, 2025, cumulative production totaled 0.2 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves amounted to 32.3 million barrels of oil equivalent, of which 30.6 million barrels of oil equivalent were proved developed reserves.
In nominal peso terms, our Exploration and Extraction segment’s capital expenditures for this project were Ps.543 million in 2024 and Ps.128 million in 2025. Our total accumulated capital expenditures for this project were U.S.$391.2 million as of December 31, 2025. We expect that our capital expenditures for this project will total Ps.1,154 million in 2026.
Chuc Project. Project Chuc is the third largest producer of light crude oil in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. This project covers an area of 213 square kilometers. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, at a depth of between the 20 and 100 meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Abkatún, Batab, Caan, Ché, Chuc, Chuhuk, Etkal, Homol, Kanaab, Kuil, Onel, Pol, Taratunich and Tumut. As of December 31, 2025, 133 wells were completed, of which 55 were producing. During 2025, average production totaled 68.7 thousand barrels per day of crude oil and 209.0 million cubic feet per day of natural gas. As of December 31, 2025, cumulative production totaled 6.2 billion barrels of crude oil and 7.5 trillion cubic feet of natural gas. As of December 31, 2025, proved hydrocarbon reserves totaled 118.0 million barrels of oil and 283.0 billion cubic feet of natural gas, or 159.3 million barrels of oil equivalent. As of December 31, 2025, total proved developed reserves amounted to 134.3 million barrels of oil equivalent.
In nominal peso terms, our Exploration and Extraction segment’s capital expenditures for this project amounted to Ps.745 million in 2024 and Ps.1,547 million in 2025. Our total accumulated capital expenditures for this project were U.S.$8.63 billion as of December 31, 2025. We expect that our capital expenditures for this project will total Ps.2,423 million in 2026.
Cantarell Project. Project Cantarell is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kambesah, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 294.4 square kilometers. As of December 31, 2025, there were a total of 573 wells drilled in the Cantarell project, 79 of which were producing. During 2025, Cantarell was the fourth most important producer of crude oil in Mexico, averaging 51.8 thousand barrels per day of crude oil. This represented a decrease of 2.8% from 2024 due to the decline of the remaining crude oil reserves in these fields. Natural gas production from Cantarell during 2025 averaged 579.3 million cubic feet per day. This was 2.6% lower than the 2024 average natural gas production.
As of December 31, 2025, the cumulative production of Cantarell amounted to 14.5 billion barrels of crude oil and 12.4 trillion cubic feet of natural gas. As of December 31, 2025, Cantarell's proved oil and gas reserves amounted to 191.5 million barrels of crude oil and 1,621.4 billion cubic feet of natural gas. As of December 31, 2025, total proved reserves amounted to 687.7 million barrels of oil equivalent, 205.9 million of which were proved developed reserves.
The Akal field, which is the most important field in Cantarell, averaged 16.9 thousand barrels per day of crude oil production during 2025. This was 9.7% more than the average production in 2024, which amounted to 15.4 thousand barrels per day.
In nominal peso terms, our Exploration and Extraction segment’s capital expenditures for Cantarell amounted to Ps.849 million in 2024 and Ps.43 million in 2025. Our total accumulated capital expenditures for this project were U.S$42.31 billion as of December 31, 2025. We expect that our capital expenditures for this project will total Ps.782 million in 2026.
On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at Cantarell to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant began operations in 2000 and cost Ps.10,131 million. Pursuant to the terms of the agreement, we have the right to acquire the nitrogen plant in the case of a default by the consortium. We have the obligation to acquire the nitrogen plant if we default under the contract. Under the terms of the contract, we committed to purchasing 1.2 billion cubic feet per day of nitrogen from the consortium and to continue to supply service through June 2027.
During 2025, we paid U.S.$188.0 million under this contract for an approximate total volume of 408.5 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2026, our exploration and production segment expects to pay U.S.$203.0 million under this contract for an approximate total volume of 433.4 billion cubic feet of nitrogen to be injected into the fields.
Crudo Ligero Marino Project. Project Crudo Ligero Marino is located on the continental shelf in the Gulf of Mexico, across the coasts of the states of Tabasco and Campeche, about 75 kilometers from the Dos Bocas Marine Terminal in Paraíso and 89 kilometers northwest from Ciudad del Carmen, Campeche. The project's main objectives through 2035 are to construct one marine structure, drill additional wells and implement secondary recovery, intervention, optimization and maintenance techniques to its facilities, particularly in the Sinan, Kab and Kax fields. As of December 31, 2025, a total of 102 wells had been completed at this project, of which 28 were producing. During 2025, average daily production amounted to 31.6 thousand barrels of crude oil and 106.0 million cubic feet of natural gas. As of December 31, 2025, cumulative production amounted to 1,005.2 million barrels of crude oil and 2,922.7 billion cubic feet of natural gas. Proved oil and gas reserves amounted to 56.5 million barrels of crude oil and 225.4 billion cubic feet of natural gas. Total proved reserves amounted to 96.0 million barrels of oil equivalent, 77.5 million of which were proved developed reserves.
In nominal peso terms, our Exploration and Extraction segment’s capital expenditures for Crudo Ligero Marino amounted to Ps.2,320 million in 2024 and Ps.869 million in 2025. As of December 31, 2025, our total accumulated capital expenditures for this project were U.S.$1,076.8 million. We expect our capital expenditures for this project will total Ps.490 million in 2026.
Integral Yaxché Project. Project Integral Yaxché is located in shallow waters over the continental shelf in the Gulf of Mexico, off the coasts of the states of Tabasco and Campeche. The project is at a depth between 10- and 50-meter isobaths, approximately 14 kilometers from the Dos Bocas Maritime Terminal in Paraíso, Tabasco and 154 kilometers to the southwest of Ciudad del Carmen, Campeche. During 2025, average daily production at Integral Yaxché amounted to 64.5 thousand barrels per day of crude oil and 48.2 million cubic feet per day of natural gas.
As of December 31, 2025, cumulative production totaled 645.5 million barrels of crude oil and 436.9 billion cubic feet of natural gas. Proved oil and gas reserves totaled 189.9 million barrels of crude oil and 86.8 billion cubic feet of natural gas. Total proved reserves amounted to 201.3 million barrels of oil equivalent, of which 83.6 million barrels of oil equivalent were proved developed reserves.
In nominal peso terms, our capital expenditures for Integral Yaxché amounted to Ps.8,429 million in 2024 and Ps.4,225 million in 2025. As of December 31, 2025, our total accumulated capital expenditures for this project were U.S.$6.7 billion. We expect that our capital expenditures for this project will total Ps.5,913 million in 2026.
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
As of December 31, 2025, Ogarrio-Sánchez Magallanes had 200 producing wells. Average daily production amounted to 23.8 thousand barrels of crude oil and 25.9 million cubic feet of natural gas during 2025. As of December 31, 2025, cumulative production amounted to 1.4 billion barrels of crude oil and 2.0 trillion cubic feet of natural gas. Proved hydrocarbon reserves amounted to 46.3 million barrels of crude oil and 80.9 billion cubic feet of natural gas. Total proved reserves amounted to 63.3 million barrels of oil equivalent, of which 57.3 million barrels were proved developed reserves.
In nominal peso terms, our capital expenditures for Ogarrio-Sánchez Magallanes amounted to Ps.1,936 million in 2024 and Ps.744 million in 2025. As of December 31, 2025, our total accumulated capital expenditures for this project were U.S.$710.9 million. We expect that our capital expenditures for this project will total Ps.1,088 million in 2026.
Antonio J. Bermúdez Project. Project Antonio J. Bermúdez is designed to accelerate reserves recovery, as well as increase the recovery factor, by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2025, a total of 910 wells had been completed, of which 169 were producing. During 2025, the project produced an average of 23.2 thousand barrels per day of crude oil and 40.5 million cubic feet per day of natural gas. As of December 31, 2025, cumulative production was 3.1 billion barrels of crude oil and 5.0 trillion cubic feet of natural gas. As of December 31, 2025, proved hydrocarbon reserves in these fields amounted to 48.5 million barrels of crude oil and 29.2 billion cubic feet of natural gas. As of December 31, 2025, total proved reserves amounted to 55.1 million barrels of oil equivalent, of which 44.3 million were proved developed reserves.
In nominal peso terms, our Exploration and Extraction segment’s capital expenditures for Antonio J. Bermúdez amounted to Ps.1,459 million in 2024 and Ps.860 million in 2025. As of December 31, 2025, our total accumulated capital expenditures for this project were U.S.$10.0 billion. We expect that our capital expenditures for this project will total Ps.1,326 million in 2026.
Burgos Project. Project Burgos is the largest producer of non-associated gas in Mexico. The purpose of this project is to enable us to meet increasing domestic demand for natural gas. The fields in Burgos accounted for 5.4% of our total natural gas production in 2025. The project is located in northeastern Mexico.
During 2025, Burgos produced an average of 246.5 million cubic feet per day of natural gas. In 2025, no new wells were completed at this project, maintaining our total completed wells drilled at 8,096, of which 2,157 were producing. The most important fields are Nejo, Arcabuz, Culebra, Cuitláhuac, Cuervito, Velero and Santa Anita, which together produced 44.9% of the total production of Burgos in 2025.
Main Fields of Project Burgos(1)
(as of December 31, 2025)

	Nejo	Arcabuz-Culebra	Cuitláhuac	Velero	Cuervito	Santa Anita
Wells completed	455	985	448	225	154	86
Producing wells	176	382	188	126	109	10
2025 production of natural gas (million cubic feet per day)	26.1	36.0	27.8	14.1	22.1	1.8
Cumulative production of natural gas (billion cubic feet)	9.5	13.1	10.1	5.2	8.1	0.7
Proved reserves of natural gas (billion cubic feet)	61.6	17.2	66.7	15.0	82.4	12.7
Proved developed reserves	16.4	17.2	63.9	11.9	36.4	12.7
Proved undeveloped reserves	45.2	—	2.8	3.1	46.0	—
(1)This table considers natural gas production and reserves corresponding exclusively to our Exploration and Extraction segment.
Source: Petróleos Mexicanos.

During 2025, proved reserves decreased by 12.2 million barrels of oil equivalent, from 76.4 million barrels of oil equivalent in 2024 to 64.2 million barrels of oil equivalent in 2025. This decrease was primarily due further production decline at some Burgos project fields.
In nominal peso terms, our Exploration and Extraction segment’s capital expenditures (including capital expenditures made pursuant to Financed Public Works Contracts, or “FPWCs”) for Burgos amounted to Ps.1,312 million in 2024 and Ps.314 million in 2025. As of December 31, 2025, our total accumulated capital expenditures for this project were U.S.$20.7 billion. We expect that our capital expenditures for this project will total Ps.550 million in 2026.
Aceite Terciario del Golfo Project (Project ATG, formerly Paleocanal de Chicontepec). Project ATG is located in the Northern region and covers an area of 4,243 square kilometers. This project comprises 29 fields, which are divided among eight sectors. As of December 31, 2025, there was a total of 4,787 wells completed, of which 1,140 were producing. The project produced an average of 13.6 thousand barrels per day of crude oil in 2025 as compared to 15.7 thousand barrels per day of crude oil in 2024, which represents a 13.4% decrease. Additionally, Project ATG produced an average of 26.5 million cubic feet per day of natural gas in 2025, as compared to 29.9 million cubic feet of natural gas per day in 2024, which represents a 11.4% decrease. The decrease in natural gas production was primarily due to the decline in pressure in certain reservoirs. As of December 31, 2025, cumulative production was 371.4 million barrels of crude oil and 813.7 billion cubic feet of natural gas. As of December 31, 2025, proved reserves totaled 491.3 million barrels of crude oil and 903.4 billion cubic feet of natural gas. Total proved hydrocarbon reserves were 615.1 million barrels of oil equivalent, of which 146.6 million barrels of oil equivalent were proved developed reserves.
During 2025, field development activities at the project included drilling ten new wells and the completion of eight wells, all of which were classified as producing. As of December 31, 2025, 91.7% of the total producing wells were operating with artificial systems such as mechanical, pneumatic, hydraulic and electric pumping, while the remaining 8.3% were “flowing wells” that are classified accordingly because they did not require any means of artificial lift.
In nominal peso terms, our Exploration and Extraction segment’s capital expenditures for Project ATG amounted to Ps.1,373 million in 2024 and Ps.446 million in 2025. As of December 31, 2025, our total accumulated capital expenditures for this project were U.S.$13.5 billion. We expect that our capital expenditures for this project will total Ps.1,342 million in 2026.
Crude Oil Sales
During 2025, domestic consumption of crude oil amounted to 1,026.4 thousand barrels per day, which represented 63.4% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. Maya crude oil accounted for 63.0% of exported crude oil volume sold by PMI in 2025. See “—Business Overview—International Trading” in this Item 4.
The following table sets forth crude oil distribution for the past five years.
Crude Oil Distribution

	At December 31,
	2025	2024	2023	2022	2021	2025 vs. 2024
	(in thousands of barrels per day)					(%)
Production	1,618.5	1,741.1	1,854.8	1,764.2	1,735.7	(7.0)
Distribution
Refineries	1,026.4	918.0	819.6	826.8	716.9	11.8
Export terminals	580.6	806.2	1,032.8	953.2	1,018.3	(28.0)
Total distribution	1,607.0	1,724.2	1,852.4	1,780.0	1,735.2	(6.8)
Statistical differences in stock measurements (1)	11.5	16.9	2.4	(15.8)	0.5	(32.0)

Note: Numbers may not total due to rounding.
(1)Includes measurement inconsistencies, shrinkage and leakage, naphthas and condensates added to crude oil.
Source: Petróleos Mexicanos

The differences between the volume of crude oil measured at the wellhead and the volume distributed reflect customary adjustments due to, among other things, the stabilization process of the crude oil and decreases caused by evaporation and conditioning. In the past, we have identified increases in the difference between oil production and crude oil distribution volumes that have remained within established limits. Therefore, based on an analysis carried out in coordination with the Ministry of Energy, we have implemented corrective actions to improve our measurement methodology, balance sheets and measurement management system, including permanent monitoring of wells, periodic verifications of measurement systems with maintenance and improvement programs, calibration of measurement equipment, and installation of additional dehydration systems, to increase the reliability of volume measurement. Additionally, the volume of crude oil measured in barrels goes through a stabilization process in preparation for export, which involves a triple certification by us, the buyer and a third party to verify that the content meets international standards, ensuring that the volume of crude oil measured in barrels does not contain more than 0.5% of water and 50 pounds/1,000 barrels of salt.
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
The burning of gases is considered the most significant atmospheric emission from offshore and onshore oil and gas facilities into the atmosphere. In 2025 this represented 10.3% of total gas production, compared to 4.8% of gas production in 2024. The increase in gas flaring was mainly due to a lack of infrastructure for gas handling at onshore facilities.
Pipelines
Our crude oil and natural gas pipeline network connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2025, this pipeline network consisted of approximately 36,278 kilometers of pipelines, of which 2,075 kilometers were located in the Northeast Marine region, 1,716 kilometers were located in the Southeast Marine region, 7,939 kilometers were located in the Southern region and 24,549 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Logistics” in this Item 4.
Integrated Exploration and Production (E&P) Contracts, Financed Public Works Contracts (FPWCs) and Integrated Exploration and Extraction Services Contracts (CSIEEs)
Our FPWC program, previously known as the Multiple Services Contracts program, was first announced in December 2001. The objective of the program was to provide a contractual framework that promotes efficient execution of public works in order to increase Mexico’s oil and gas production. These were contracts based on unit prices that aggregate a number of different services into a single contract. Under the FPWC framework, Petróleos Mexicanos retains entitlements for all oil and gas produced as well as works performed under each FPWC.
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
In addition, we migrated the FPWCs governing Misión and Olmos blocks on March 2, 2018 and February 22, 2018, respectively, to different contractual frameworks allowed under the Petróleos Mexicanos Law. For more information on the migration of these Integrated E&P Contracts and FPWCs, see “—Other Exploration and Extraction Contracts” below.
The goal of these contract amending agreements strategy is to increase our hydrocarbon production and to meet our reserve replacement objectives at competitive costs. As of the date of this annual report, we have not amended any agreement for existing FPWCs or Integrated E&P Contracts to CSIEEs or similar contracts.
In 2025, natural gas production in the current FPWC blocks reached 23.8 million cubic feet per day and condensate production reached 0.9 thousand barrels per day, for a total of 4.4 thousand barrels of oil equivalent per day.
In 2025, production in the existing CSIEE reached 5.3 thousand barrels per day of crude oil and 29.0 million cubic feet per day of natural gas, for a total of 10.7 thousand barrels of oil equivalent per day.
During 2025, contractors expended U.S.$72.0 million in connection with Integrated E&P Contracts. In 2025, production in the existing Integrated E&P blocks reached 6.0 thousand barrels per day of crude oil and 14.5 million cubic feet per day of natural gas, for a total of 8.9 thousand barrels of oil equivalent per day.
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
The CSIEE model seeks to increase production by providing incentive-based remuneration dependent on the production received and sharing the operating risks according to the terms of each contract. Currently, five CSIEE have been subscribed:
•Cuitláhuac: This CSIEE contract was signed on July 25, 2023 and covers the assets A-0112-M-Campo Cuitláhuac, located in the Northwest portion of the Burgos Basin, southwest of the city of Reynosa, Tamaulipas. This development plan aims to recover 218.2 billion cubic feet of wet gas, equivalent to 41.0 million barrels of oil equivalent, over the course of the contract’s 15-year term.
•Bacab-Lum: This CSIEE contract was signed on July 1, 2024 and consists of two extraction assets: A-0035-3M – Campo Bacab and A-0196-M – Campo Lum, located in territorial waters west of the Yucatán Peninsula in the Gulf of Mexico. This development plan aims to recover a volume of 73.2 million barrels of oil and 17.5 billion cubic feet of associated gas, equivalent to 76.1 million barrels of oil equivalent, over the course of the contract’s 15-year term.
•Lakach: This CSIEE contract was signed on July 5, 2024 and encompasses the deepwater asset A-0188-M – Campo Lakach, located in the territorial waters in the Gulf of Mexico off the shores of the state of Veracruz. With this business scheme, it is estimated to recover a reserve volume of 847.9 billion cubic feet of gas, equivalent to 149.0 million barrels of oil equivalent, over the course of the contract’s 15-year term.
•Coapechaca Block IV: This CSIEE contract was signed on November 27, 2024. This block is located inside the asset A-0094-5M-Campo Coapechaca in northern Veracruz. It is estimated to obtain a volume of 26.7 million barrels of oil and 46.7 billion cubic feet of associated gas, equivalent to 31.8 million barrels of oil equivalent over the course of the contract’s 15-year term.
•Coapechaca Block II: This CSIEE contract was signed on January 30, 2025. This block is located inside the asset A-0094-5M-Campo Coapechaca in northern Veracruz. It is estimated to obtain a volume of 22.01 million barrels of oil and 31.02 billion cubic feet of associated gas, equivalent to 25.37 million barrels of oil equivalent over the course of the contract’s 15-year term.
Trión Farm-out
On July 28, 2016, the National Hydrocarbons Commission published the tender offer and bidding package to select a partner for the former Pemex Exploration and Production subsidiary entity to carry out exploration and production activities in the Trión block, which is located in the Perdido Fold Belt in the Gulf of Mexico. Considering that Trión block has a depth greater than 2,500 meters, it requires a high level of technical expertise and financial investment to develop the block.
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
During 2024, the Unique Registration Code, environmental impact assessment, and registration applications of the operator, Woodside Petróleo Operaciones de México S. de R.L. de C.V. (“WDS”), were submitted to the Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector, or “ASEA”) and the Trión FPU was assigned to the Deepwater Thalassa drilling platform. During 2024, the project development phase had incurred total expenditures of U.S.$765.0 million and had achieved overall progress of 20%. In November 2024, construction of the FPU “Tlaloc” began by HHI (Hyundai Heavy Industries) in Korea. On December 12, 2024, the operator inaugurated its offices in Tampico, Tamaulipas.
As of January 1, 2025, the National Hydrocarbons Commission certified a total volume of 3P reserves of 630.2 million barrels of oil equivalent. In February 2025, construction began on the buoy for the disconnectable turret module of the floating storage and offloading (“FSO”) unit. On September 20, 2025, construction of the FSO “Chalchi” by COSCO began in China.
On December 9, 2025, the fourth amendment to the exploration and extraction contract agreement was signed, reflecting the change in our legal regime to a state-owned public company. On December 17, 2025, the Pemex "Secondee" Seconded Personnel Contract was signed between WDS and us. As of December 31, 2025, the project was 50.4% complete and we had contributed U.S.$384 million in cash requests. Progress by facility was 82.3% in the FPU, 39.2% in the FSO, 59.7% in the SURF and, 43.1% in the GGL.
Regulatory permits progressed during December 2025 with the approval of the Industrial Safety, Operational Safety and Environmental Protection Administration System (SASISOPA) by ASEA and the well drilling permit granted by the Ministry of Energy for the first eight wells. These approvals allow field activities to begin. Well drilling commenced in March 2026 with the Deepwater Thalassa drillship (Transocean).
Ogarrio, Cárdenas-Mora and Ayin-Batsil Farm-outs
In addition to the Trión farm-out, on October 4, 2017, the National Hydrocarbons Commission held a bidding round for farm-outs of the Ogarrio, Cárdenas-Mora and Ayin-Batsil blocks. No bids were received for the Ayin-Batsil block, which is located in the shallow waters of the Gulf of Mexico. However, multiple bids were received for the Ogarrio block. The Ogarrio and Cárdenas-Mora blocks, both onshore fields located in the state of Tabasco, were awarded to the German company Deutsche Erdoel AG (DEA), which later formally changed its name to Wintershall Dea México, S. de R.L. de C.V., and the Egyptian company Cheiron Holdings Limited (Cheiron), respectively. DEA’s bid consisted of an initial cash payment of U.S.$190.0 million, a royalty rate of 13% and an additional cash payment of U.S.$213.9 million, which is the highest sign-up bonus submitted in a National Hydrocarbons Commission bidding round as of the date of this annual report. Cheiron’s bid consisted of an initial cash payment of U.S.$125.0 million, a royalty rate of 13% and an additional cash payment of U.S.$41.5 million. The contracts were signed on March 6, 2018 and have a term of 25 years. We retained a 50% interest in both blocks. The Ogarrio and Cárdenas-Mora fields are currently in the development stage following the approval of the development plan by the National Hydrocarbons Commission. In 2025, the Ogarrio field produced 3.3 thousand barrels of crude oil per day and 8.5 million cubic feet per day of natural gas. In 2025, the Cárdenas-Mora block produced 3.4 thousand barrels per day of crude oil and 9.9 million cubic feet per day of natural gas.
Other Exploration and Extraction Contracts
In addition to the farm-outs described above, we have also pursued other types of partnerships for the exploration and production of fields that were not granted to us.
On December 5, 2016, we participated in the bidding process referred to as Round 1.4, through which we, as part of a consortium consisting of Pemex Exploration and Production (our former subsidiary entity), Chevron Energía de Mexico, S. de R.L. de C.V., or Chevron Energía, a subsidiary of Chevron Corporation, and INPEX Corporation, were awarded an exploration contract for block 3 located in the Perdido Fold Belt in the Gulf of Mexico. The block covers an area of approximately 1,686.9 square kilometers and is located approximately 117 kilometers off the coast of Mexico in water depths ranging between 500 meters and 1,700 meters. Chevron Energía is the operator and holds a 33.334% interest in the consortium, while we and INPEX Corporation each hold a 33.333% interest. The corresponding exploration and extraction contract and joint operating agreement were executed in February 2017. The exploration plan was approved by the National Hydrocarbon Commission in March 2018. As of the date of this annual report, the consortium is in the process of relinquishing its interest in the block.
The Ek-Balam project area is in the Campeche Basin. Its production comes from Ek and Balam fields, specifically from the Upper Oxfordian sands and the Upper Cretaceous fractured carbonates.
On May 2, 2017, Pemex Exploration and Production (our former subsidiary entity) entered into a production-sharing contract with the National Hydrocarbons Commission to upgrade the assignments under the shared shallow water production concession structure for the Ek and Balam project area located in Campeche Basin. Within the framework of the contract, which has a term of 22 years with two possible five-year extensions, the Mexican Government will retain 70.5% of the operating profits and we will retain 29.5% of the operating profits, as long as there is a cost recovery carry forward. We provided a guarantee of U.S.$5.0 billion in connection with this contract. During 2025, we produced an average of 62.1 thousand barrels per day of crude oil and 14.3 million cubic feet per day of natural gas pursuant to such contract.
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
On December 18, 2017, we executed contracts in association with Petrofac México, S.A. de C.V., or Petrofac, under which we assigned to Petrofac the rights to certain fields that were part of the El Golpe-Puerto Ceiba project, including the onshore fields of Santuario and El Golpe located in the state of Tabasco. We have a 64% interest in this project. During 2025 we had an average production of 13.9 thousand barrels per day of crude oil and 19.4 million cubic feet per day of gas. These fields are currently in the development stage following approval of the development plan by the National Hydrocarbons Commission on April 28, 2022.
On March 2, 2018, we completed the first migration of an FPWC. The FPWC governing the Misión block was migrated to a shared production contract with Servicios Múltiples de Burgos, S.A. de C.V. and the National Hydrocarbons Commission. The Misión block is in the states of Nuevo León and Tamaulipas. We have a 51% interest in the contractual area and the average production under this contract in 2025 amounted to 26.7 million cubic feet per day of natural gas. The FPWC governing the Misión block allows exploration and extraction activities. The development and exploration plans approved by the National Hydrocarbons Commission were carried out December 2022 and April 2023, respectively. The Misión block is currently in both the exploration and extraction phases.
On March 27, 2018, we successfully participated in the first call of bidding Round 3 of the National Hydrocarbons Commission, and were awarded seven contractual areas in shallow waters, six of them as part of a consortium and one on an individual basis. Pemex Exploration and Production (our former subsidiary entity) was awarded four blocks in the Southeast Basins: two in consortium with Total S.A., one with Shell Oil Company and one individually, as well as three blocks corresponding to the province of Tampico-Misantla-Veracruz: two in partnership with Compañía Española de Petróleos and one in partnership with Wintershall Dea México, S. de R.L. de C.V.
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
On August 3, 2018, we migrated the Integrated E&P Contract for the Ébano block to a shared production contract with DS Servicios Petroleros, S.A. de C.V. (DIAVAZ), as operator, and D&S Petroleum, S.A. de C.V. The Ébano block spans an area of 1,569.1 square kilometers and is located in the states of Veracruz, San Luis Potosí and Tamaulipas. In 2025, average production under this contract amounted to 3.0 thousand barrels per day of crude oil and 1.3 million cubic feet per day of gas. We and DIAVAZ contributed to a corporate guarantee delivered to the Mexican Government in accordance with our respective interests in the partnership. The corporate guarantee amounted to U.S.$500 million, 45% of which was contributed by us and 55% of which was contributed by DIAVAZ.
Our shared production contract for the Ébano block allows for exploration and extraction activities. The National Hydrocarbons Commission approved the development plan in March 2023 and the exploration plan in October 2019. As of the date of this annual report, Ébano block is currently in both the exploration and extraction phases.
On September 18, 2018, we signed a pre-unitization agreement related to certain tracts of the Yaxché field and the Production Sharing Contract for Block 7 with a consortium of Talos Energy Offshore Mexico, as operator, Sierra Oil & Gas and Premier Oil. Both areas are located in the offshore regions of Mexico’s Southeastern basins. This pre-unitization agreement was signed for two years and enabled information-sharing relating to the discovery of the Zama field, which spans Block 7 and a neighboring block assigned to us.
On November 21, 2018, we migrated the Integrated E&P Contract for the Miquetla block to a license contract with Operadora de Campos DWF, S.A. de C.V., as operator. The Miquetla block spans 139.7 square kilometers and is located in the states of Puebla and Veracruz. In 2025, average production under this contract was 0.7 thousand barrels per day of crude oil and 2.4 million cubic feet per day of natural gas. We have a 49% interest in the contractual area and the contract has a term of 30 years. Our license contract for the Miquetla block allows for exploration and extraction activities. The National Hydrocarbons Commission approved the development and exploration plans in November 2023. As of the date of this annual report, Miquetla block is currently in both the exploration and extraction phases.
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
In September 2025, we concluded a strategic review resulting in our decision to resign as unit operator. This decision was aimed at strengthening the goal of early production of the field, with the objective of starting initial oil production by late December 2027, in alignment with our Strategic Plan 2025-2035. Consequently, pursuant to the unitization resolution, we formally notified the unit operating committee of our intention to resign from the operator role. The Block 7 Consortium Firms, having accepted the resignation, thereafter presented a proposal for a substitute operator. Accordingly, on October 9, 2025, the three entities with participation in the Zama Unit submitted to the Ministry of Energy a joint request for the change of unit operator.
On December 30, 2025, we received the notification from the Ministry of Energy approving the appointment of Harbour Energy Unidad Zama, S. de R.L. de C.V. as the Zama Unit substitute operator. This approval included the corresponding modification to the Unitization Resolution for the Zama Field. The designation was granted after the substitute operator demonstrated its legal, financial, and technical capabilities, as well as its extensive experience and execution proficiency.
In parallel with the aforementioned process, on October 20, 2025, following the approval of the Operating Committee, we submitted a request to the Ministry of Energy the modification request of the Field Development Plan. This request is aligned with our early production goal and consists of two phases. The first phase is focused on producing first oil by late December 2027, and essentially involves a subsea production system comprising five wells equipped with wet Christmas tree connectors, a Floating Production Storage and Offloading (FPSO) vessel, and a gas pipeline. The second phase involves two platforms, the drilling of 21 development wells equipped with artificial lift by using electrical submersible pumping, a secondary recovery scheme via waterflooding including 15 injection wells and, a second FPSO vessel.
Jointly, the two stages of the project are projected to reach a peak production rate of 120 thousand oil barrels per day and 47 million cubic feet of gas per day. The total investment estimated for the project amounts to U.S.$12.2 billion. Currently, the modification request for the development plan is pending approval from the Ministry of Energy.
Development of newly discovered fields
In 2025, we worked to develop five onshore fields. We designed the following strategies for those developments:
•integrated services contract schemes;
•regulatory, contractual and constructive simplification;
•establishing reference engineering;
•homologation of technical bases for design;
•special studies for updating integrated models;
•reassessment of the development plan, increasing additional areas and the number of wells to be drilled; and
•cost reduction in field development.
Industrial Processes and Energy Transformation (formerly Pemex Industrial Transformation)
Prior to March 19, 2025, business activities now belonging to our Industrial Processes and Energy Transformation segments were operated through our former productive state-owned subsidiary, Pemex Industrial Transformation. Effective March 19, 2025, Pemex Industrial Transformation has been dissolved and all of the assets, liabilities, rights and obligations of Pemex Industrial Transformation have been assumed by Petróleos Mexicanos. For more information, see “Special Note Regarding Mexican Energy Reform,” “Item 4—Information on the Company—History and Development—Recent Energy Reform” and Note 1 to our consolidated financial statements included herein. As a result of this change, the financial information that was previously reported for Pemex Industrial Transformation is now reported under our Industrial Processes and Energy Transformation segments.
Industrial Processes (formerly a segment of Pemex Industrial Transformation)
Our Industrial Processes segment generates revenue from the sale of refined petroleum products and their derivatives, most of which are sold to third parties in the domestic market. This market also supplies the CFE with a significant portion of its fuel oil for electricity production and provides jet fuel to Airports and Auxiliary Services, a state-owned administrator of airport services in Mexico. The most important refined products are gasoline, diesel and jet fuel.
Energy Transformation (formerly a segment of Pemex Industrial Transformation)
Our Energy Transformation segment generates revenue from domestic sales, primarily of natural gas, liquefied petroleum gas, naphtas, butane, ethane and certain other petrochemicals, such as methane, ethane, aromatics, ammonia and fertilizers, as well as their derivatives.
The Industrial Processes segment’s main activities are (i) refining processes and (ii) the production of petrochemicals (including ethylene and its derivatives, fertilizers and ammonia, aromatics and methanol), while the Energy Transformation segment is responsible for the processing of natural gas and the production of natural gas liquids and certain associated petrochemicals. The cash-generating units associated with each of these activities are described in Note 12-F to our consolidated financial statements included herein.

a) Refining Processes
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
These production processes together constitute our production capacity as set forth in the table below.
Refining Capacity by Production Process

	At December 31,
	2025(1)	2024	2023	2022	2021
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,730.0	1,640.0	1,640.0	1,640.0	1,640.0
Vacuum distillation	948.2	772.2	772.2	772.2	772.2
Cracking	516.5	422.5	422.5	422.5	422.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	361.3	279.3	279.3	279.3	279.3
Hydrotreatment	1,580.0	1,230.0	1,230.0	1,230.0	1,230.0
Alkylation and isomerization	202.3	154.3	154.3	154.3	154.3
Coking	285.8	155.8	155.8	155.8	155.8

(1) Data for 2025 includes the capacity of the Olmeca refinery in Dos Bocas, as well as an update to the nominal distillation capacity of each refinery within the National Refining System.

Source: Petróleos Mexicanos Infrastructure (Oil Facilities under the Industrial Processes segment).
As of December 31, 2025, we owned and operated seven refineries in Mexico: Cadereyta, Madero, Minatitlán, Olmeca, Salamanca, Salina Cruz and Tula. The refining process begins in crude distillation units, where crude oil received is separated into primary fractions based on their different boiling ranges. These streams are then incorporated into subsequent stages of the process within the hydrodesulfurization, catalytic cracking, catalytic reforming, alkylation, and other conversion and treatment units. The integrated operation of these processes optimizes fuel quality, reduces sulfur content, increases the production of higher-value products, and ensures compliance with applicable environmental and commercial specifications.
During 2025, crude oil processing of the National Refining System averaged 1,013.8 thousand barrels per day, an increase of 108.2 thousand barrels per day, or 11.9%, compared to the 905.6 thousand barrels per day in 2024. This increase was mainly as a result of the strategy implemented by Pemex to strengthen and consolidate the operational continuity of the country’s refineries. It should be noted that in February 2025, the Olmeca refinery began continuous operations, with a progressive increase in processing levels throughout the year, coupled with the partial start-up of the delayed coker unit facilities in Tula in July 2025, which allowed for an increase in crude oil processing volume and the production of higher value-added products.
Production
We produce a wide range of products derived from crude oil and natural gas, including liquefied petroleum gas, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants, among other refined products. In 2025, we produced 1,022.1 thousand barrels per day of refined products (including dry gas, a by‑product of the refining process), an increase of 11.9% compared to the 913.7 thousand barrels per day in 2024.
The following table sets forth, by category, our production of petroleum products for the five years ended December 31, 2025.
Refining Production

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs. 2024
	(in thousands of barrels per day)					(%)
Refinery Crude Oil Runs	1,013.8	905.6	792.0	815.8	711.6	11.9
Refined Products
Liquefied petroleum gas	15.8	13.2	14.1	10.6	8.5	19.7
Gasoline
Pemex Magna	13.8	12.4	8.0	9.5	7.3	11.3
Ultra-Low Sulfur Magna	323.4	271.0	237.8	249.6	216.9	19.3
Pemex Premium(1)	18.4	6.1	5.3	7.7	5.2	201.6
Base	—	0.1	1.1	4.2	3.4	(100.0)
Total Gasoline	355.6	289.6	252.2	271.0	232.8	22.8
Kerosene (Jet fuel)	43.2	33.5	36.3	33.1	28.4	29.0
Diesel
Pemex Diesel(2)	50.5	46.5	39.4	50.3	50.5	8.6
Ultra-Low Sulfur Diesel	141.1	128.5	95.4	96.1	67.2	9.8
Eco-friendly Diesel (3)	35.5	1.6	—	—	—	2,118.8
Others	0.6	3.4	—	—	—	(82.4)
Total Diesel (3)	227.7	180.0	134.8	146.4	117.7	26.5
Fuel oil	208.2	271.4	260.3	258.3	244.3	(23.3)
Other refined products
Asphalts	12.9	13.3	12.9	11.4	10.0	(3.0)
Lubricants	0.1	—	0.1	0.2	0.1	100.0
Paraffins	0.1	—	0.1	0.1	—	100.0
Still gas	68.1	62.9	56.2	57.8	53.0	8.3
Other products(4)	90.4	49.8	41.3	44.6	27.7	81.5
Total Others	171.6	126.0	110.6	114.1	90.8	36.2
Total refined products (3)	1,022.1	913.7	808.3	833.5	722.5	11.9

Note: Numbers may not total due to rounding.
(1)Pemex Premium is an ultra-low sulfur gasoline with 0.003% sulfur content.
(2)Pemex Diesel is sold in the northern border market with 0.003% sulfur content.
(3)The production of eco-friendly diesel is added starting in 2024.
(4)Includes coke, light cyclic oil, diluent and aeroflex.
Source: Pemex BDI.
Our refining production mostly consists of gasoline, diesel and fuel oil. In 2025, gasoline represented 34.8%, diesel fuel represented 22.3%, jet fuel represented 4.2%, LPG represented 1.5% and fuel oil represented 20.4% of total petroleum products production. The remainder, 16.8% of our production, consisted of a variety of other refined products. Compared to 2024, gasoline production increased by 22.8% and diesel production increased by 26.5%, while fuel oil production decreased by 23.3%.
Variable Refining Margin
During 2025, the National Refining System recorded a variable refining margin of U.S.$6.13 per barrel, an increase of U.S.$2.03 per barrel as compared to U.S.$4.10 in 2024. This increase is mainly explained by lower prices for crude oil and increased production of refined products in the National Refining System.
The following table sets forth the variable refining margin for the five years ended December 31, 2025.
Variable Refining Margin (National Refining System)

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs. 2024 (%)
	(U.S. dollars per barrel)%
Variable margin	6.13	4.10	11.04	7.34	2.92	49.5
Note: Variable refining margin for the years 2021 through 2025 does not include data from the Olmeca refinery's operations.
Domestic Sales
We market a wide range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of the few major crude oil producers worldwide that experiences significant domestic demand for our refined products.
For the five years ended December 31, 2025, the value of our domestic sales of refined products and petrochemicals was as follows.
Value of Domestic Sales of Refined and Petrochemical Products. (1)(2)

	Year ended December 31,
	2025		2024		2023		2022		2021		2025 vs. 2024 (%)
	(in millions of pesos)
Refined Products
Gasoline
Pemex Magna	Ps.	349,940.4	Ps.	369,530.7	Ps.	391,264.1	Ps.	488,685.1	Ps.	319,238.9	(5.3)
Pemex Premium	122,089.9		110,256.0		98,710.4		116,923.0		91,758.1		10.7
Aviation fuels (Others)	443.1		406.1		423.3		577.1		453.8		9.1
Total Gasoline	Ps.	472,473.4	Ps.	480,192.8	Ps.	490,397.8	Ps.	606,185.2	Ps.	411,450.8	(1.6)
Kerosene (Jet fuel)	68,155.5		68,575.7		74,077.1		96,985.2		41,478.4		(0.6)
Total Kerosene	Ps.	68,155.5	Ps.	68,575.7	Ps.	74,077.1	Ps.	96,985.2	Ps.	41,478.4	(0.6)
Diesel
Pemex Diesel	Ps.	179,094.9	Ps.	184,284.4	Ps.	195,992.2	Ps.	263,616.5	Ps.	121,604.6	(2.8)
Others	19,625.6		24,500.7		30,046.7		37,655.8		18,797.9		(19.9)
Total Diesel	Ps.	198,720.5	Ps.	208,785.1	Ps.	226,038.9	Ps.	301,272.3	Ps.	140,402.5	(4.8)
Fuel oil	Ps.	22,189.4	Ps.	21,609.1	Ps.	22,418.9	Ps.	21,207.7	Ps.	19,348.2	2.7
Total Fuel Oil	Ps.	22,189.4	Ps.	21,609.1	Ps.	22,418.9	Ps.	21,207.7	Ps.	19,348.2	2.7
Other refined products
Asphalts	Ps.	6,206.7	Ps.	7,359.7	Ps.	6,741.1	Ps.	7,949.6	Ps.	5,447.6	(15.7)
Lubricants	44.1		27.5		67.9		124.1		120.0		60.4
Paraffins	26.5		7.8		6.6		36.3		15.0		239.7
Coke	2,226.0		1,654.0		2,490.6		1,390.2		813.7		34.6
Total Other refined products	Ps.	8,503.3	Ps.	9,049.0	Ps.	9,306.2	Ps.	9,500.2	Ps.	6,396.3	(6.0)
Total Refined Products	Ps.	770,042.1	Ps.	788,211.7	Ps.	822,238.9	Ps.	1,035,150.6	Ps.	619,076.2	(2.3)
Petrochemicals(3)	Ps.	2,751.7	Ps.	2,322.5	Ps.	1,572.0	Ps.	3,739.3	Ps.	3,692.6	18.5

Note: Numbers may not total due to rounding.
(1)Excludes Impuesto Especial sobre Producción y Servicios, (Special Taxes over Production and Services "IEPS tax") and value added tax. See “—Taxes, Duties and Other Payments to the Mexican Government” in this Item 4.
(2)Figures are stated in nominal pesos.
(3)Petrochemical products produced at refineries (carbon black feedstocks and propylene).

Source: Pemex BDI.
In 2025, our domestic sales of refined products decreased by Ps.18,169.6 million, or 2.3% in value compared to 2024 levels (excluding IEPS tax and value added tax). This was primarily due to a 1.6% or Ps.7,719.4 million decrease in the value of our gasolines sales and a decrease of 4.8% or Ps.10,064.6 million in the value of our diesel sales, due to the price effect of these fuels.
The volume of our domestic sales of refined products and petrochemicals for the five-year period ended December 31, 2025 was distributed as follows.
Volume of Domestic Sales. Refined and Petrochemical Products

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs. 2024 (%)
	(in thousands of barrels per day, except where otherwise indicated)
Refined Products
Gasoline
Pemex Magna	517.0	525.5	531.2	549.5	451.6	(1.7)
Pemex Premium	156.7	142.2	121.9	121.0	123.3	10.2
Aviation fuels (Others)	0.4	0.4	0.4	0.4	0.5	—
Total Gasoline	674.1	668.1	653.5	670.9	575.4	0.9
Kerosenes (jet fuel)	95.5	92.9	90.5	87.6	62.0	2.8
Total Kerosenes	95.5	92.9	90.5	87.6	62.0	2.8
Diesel
Pemex Diesel	248.1	255.4	248.6	266.2	178.3	(2.9)
Others	27.6	33.8	38.2	38.0	27.8	(18.3)
Total Diesel	275.7	289.2	286.8	304.2	206.1	(4.7)
Fuel oil	59.9	59.1	74.8	68.3	78.1	1.3
Total Fuel oil	59.9	59.1	74.8	68.3	78.1	1.3
Other refined products
Asphalts	12.9	12.6	12.2	10.7	9.6	2.4
Lubricants	0.1	—	0.1	0.2	0.2	100.0
Paraffins	0.1	—	0.1	0.1	—	100.0
Coke	47.2	28.7	27.6	21.3	21.3	64.5
Total Other refined products	60.2	41.3	40.0	32.3	31.1	45.8
Total refined products	1,165.4	1,150.6	1,145.6	1,163.3	952.7	1.3
Petrochemicals(1)	361.9	214.7	181.6	283.4	289.4	68.6

Note: Numbers may not total due to rounding.

(1)In thousands of metric tons. These are petrochemical products produced in our refineries (raw material for black carbon and propylene).
Source: Pemex BDI.
The volume of our domestic gasoline sales increased by 0.9% in 2025, from 668.1 thousand barrels per day in 2024 to 674.1 thousand barrels per day in 2025. Of our domestic gasoline sales, Pemex Magna sales were 517.0 thousand barrels per day, a decrease of 1.7% compared to 525.5 thousand barrels per day in 2024, and Pemex Premium sales were 156.7 thousand barrels per day, an increase of 10.2% compared to 142.2 thousand barrels per day, and Aviation Fuels sales remained flat at 0.4 thousand barrels per day.
The volume of our domestic diesel sales decreased by 4.7%, from 289.2 thousand barrels per day in 2024 to 275.7 thousand barrels per day in 2025. This volume does not consider intercompany sales, which averaged 10.5 thousand barrels per day in 2024 and 7.4 thousand barrels per day in 2025.
The volume of our domestic sales of fuel oil increased by 1.3%, from 59.1 thousand barrels per day in 2024 to 59.9 thousand barrels per day in 2025, primarily due to upper sales to the Federal Electricity Commission ("CFE").

We have implemented the following actions to bolster national petroleum products’ sales: strengthening Pemex’s commercial presence through branded commercial schemes suitable for customers; guarantee of product availability nationwide; bonuses and incentives; creation of value for customers and establishing loyalty programs. These efforts resulted in domestic sales recovery.
As of December 31, 2025, there were 7,480 Pemex retail service stations in Mexico, 7,435 were privately owned and operated as franchises, while the remaining 45 were owned by Pemex. This total number of retail service stations represents an increase of 2.9% compared to the 7,266 service stations as of December 31, 2024, mainly due to the expansion of operations. Moreover, out of the 7,480 service stations with a franchise contract, 5,955 were operating converted to the new corporate identity.
Additionally, as of the end of December 2025, Pemex delivered petroleum products to 4,308 service stations with mixed supply. Likewise, 1,155 service stations operate under a Trademark Use License (LUM) for Pemex products.
As part of its commercial strategy, Pemex operates through wholesale and retail channels, both branded and unbranded. In the case of unbranded schemes, product purchases are made through a marketing contract in which, depending on the case, it is possible to obtain better prices and credit conditions. For branded customers, both marketers and associated distributors can sell products under the Pemex brand.
Despite the aggressive competitive environment, Pemex maintained a 58.2% market share with franchised and licensed service stations at the end of December 2025.
In March 2025, Pemex concluded with the implementation of the 7S generation of the performance additive “Aditec” in 100% of the domestic terminals. This additive includes a molecular tracer that makes it possible to identify the authenticity of Pemex Magna and Premium gasolines sold at Franchise and LUM service stations.
In 2025, petrochemical sales recorded a significant increase compared to 2024. This was driven by the start of operations of the Olmeca refinery, which boosted the production of propylene and sulfur.
Overall, by the end of 2025 there were 987 marketing contracts in place. Of this total, 292 correspond to gasoline and transportation fuels, and 695 to industrial products and fuels.
Pricing Regulations
Fuel prices in Mexico were liberalized on December 31, 2017. However, the CRE had the authority to intervene with the regulated markets. Effective March 19, 2025, the CRE was dissolved and its duties, rights and obligations were assumed by the new National Energy Commission (the “CNE”). Existing agreements, reports, resolutions and other declarations by the CRE will remain in effect until they are repealed, amended, or replaced by CNE. For more information, see “Special Note Regarding Mexican Energy Reform” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.”
Our retail sales prices (final consumer prices) can be subject to potential future regulations by the National Energy Commission and the Ministry of Energy, such as the case of retail sales prices of LPG.
Through agreements A/030/2018 and A/022/2019, the CRE abrogated the asymmetric regulation of Pemex Industrial Transformation (now dissolved) with respect to the commercialization of natural gas.
On March 19, 2025, the Hydrocarbons Sector Law came into effect, introducing a new regulatory framework applicable to the hydrocarbons sector. As part of these changes, the first-hand sale regime was eliminated and replaced by commercialization agreements, under which prices are determined under market conditions in accordance with the new applicable regulatory provisions.
Gasoline and Diesel
Under the applicable legal regime, the retail prices of gasoline and diesel in Mexico are not subject to formal government price controls and are determined by market conditions. Retail prices may nonetheless be affected by governmental measures and by voluntary arrangements with the Mexican Government entered into by fuel retailers, including us. In February 2025, we and certain private fuel retailers entered into a voluntary agreement with the Mexican Government that established a maximum retail price of regular gasoline, which has subsequently been renewed, including in the first quarter of 2026. In April 2026, the Mexican Government and the fuel retailers extended this agreement to also maintain the price of diesel. Although these arrangements are voluntary and do not constitute formal mandatory price controls under Mexican law, they stabilize retail prices for regular gasoline and diesel for participating retailers. For more information, see“Risk Factors—Risks Related to our Relationship with the Mexican Government—The Mexican Government has historically imposed, and may in the future impose, price controls or other pricing measures in the domestic market on our products.”

On January 1, 2026, in accordance with reports issued by the CNE, average national regular retail gasoline prices decreased by Ps.0.02 per liter, as compared to December 2025. Similarly, the average national retail price of diesel decreased by Ps.0.01 per liter on January 1, 2026, as compared to December 2025.
Fuel Oil
On November 3, 2017, the CRE authorized new formulas to determine the price of fuel oil. After the entry of the reform to the Hydrocarbons Sector Law, the regulations applicable to first-hand sales were eliminated through an agreement issued by the CNE on October 6, 2025. In accordance with the current regulatory framework, fuel oil prices are now determined under commercialization agreements in accordance with applicable regulatory provisions. These prices are calculated weekly and apply to all customers.
We withhold IEPS tax. While it is included in the price to our customers, we pay this tax to the authorities upon collection of the sale of our products and it is not included in our revenues. For more information, see “—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.”
As of January 1, 2025, the IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels) was 22.16 Mexican cents per liter and as of January 1, 2026, the IEPS Tax on Fossil Fuels was 23.00 Mexican cents per liter.
Natural Gas
Since July 1, 2017, third parties have been permitted to participate in the domestic natural gas market. Prior to March 19, 2025, we sold natural gas under two separate pricing structures. Under the first-hand sale price, we sold natural gas directly to customers at injection points, without the use of transportation or additional services. Under the full marketing price, we sold natural gas at customer plants, with the price of the molecule including transportation and services costs associated with the commercialization of natural gas. Under the current framework, we sell natural gas under commercialization agreements, pursuant to which we charge the price of the molecule together with the transportation and other service costs associated with the commercialization of natural gas.
Liquefied Petroleum Gas
From December 16, 2019 to March 18, 2025, market list prices were established in accordance with the LPG pricing mechanisms approved by the Comité de Precios y Aspectos Económicos de la Política Comercial de Petróleos Mexicanos (Committee on Prices and Economic Aspects of the Commercial Policy of Petróleos Mexicanos) in compliance with Resolution RES/1008/2019 of the former CRE, which considered our participation in first-hand sales and the marketing of LPG within a free market.
Since March 19, 2025, when the 2025 Petróleos Mexicanos Law came into force, our LPG pricing mechanisms are authorized by the Board of Directors of Petróleos Mexicanos.
As of January 1, 2025, the IEPS Tax on Fossil Fuels was 20.00 Mexican cents per kilogram. As of January 1, 2026, the IEPS Tax on Fossil Fuels was 21.00 Mexican cents per kilogram.
We withhold IEPS tax. For more information, see “—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.”

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government has historically imposed, and may in the future impose, price controls or other pricing measures in the domestic market on our products”
Since July 29, 2021, the LPG retail sales price (final user’s price) is regulated by the CNE, formerly CRE, pursuant to the Directriz de emergencia para el bienestar del consumidor de gas licuado de petróleo (Emergency directive for the welfare of the liquified petroleum gas consumer) issued by the Ministry of Energy, with the purpose of protecting the end users.
Refining’s Capital Expenditures and Budget Investments
We continue to focus on maintaining our existing refineries and expanding the National Refining System to increase petroleum products production. We continue to aim to stabilize and improve our ability to process heavy crude oil to optimize our refinery production and increase our production of other hydrocarbons to supply growing national demand. In addition, we focused our investment program on the coking unit projects at the Tula and Salina Cruz refineries through the execution of the residual use projects, with the aim of improving the performance of higher value-added petroleum products, as well as enhancing the quality of gasoline and diesel we produce to achieve Mexico’s environmental standards.
Our refining business invested Ps.35,621 million in capital expenditures in 2025 and has budgeted Ps.26,873 million in capital expenditures for 2026.
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

The following table sets forth the capital expenditures of our refining business, excluding non-capitalizable maintenance for each of the three years ended December 31, 2023, 2024 and 2025, as well as the budget for 2026. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to the capital expenditure amounts in our consolidated financial statements prepared in accordance with IFRS.
Refining’s Capital Expenditures

	Year ended December 31,(1)						Budget 2026 (2)
Refining	2025		2024		2023
	(in millions of pesos)(3)
National Refining System Rehabilitation Program	Ps.	12,189	Ps.	11,416	Ps.	9,541	Ps.	15,308
Minatitlán	2,673		2,008		1,714		2,422
Salina Cruz	2,157		1,394		1,656		2,794
Madero	2,063		2,152		1,881		2,501
Salamanca	1,798		1,950		1,378		2,594
Cadereyta	1,789		1,651		1,496		2,387
Tula	1,709		2,261		1,416		2,610
Residual Use at the Salina Cruz Refinery	14,667		3,303		99		7,495
Residual Use at the Miguel Hidalgo Refinery in Tula	7,909		9,332		16,051		3,727
Implementation and/or Improvement of the Six Refineries Measuring System	597		68		1,508		52
Maintenance of the Production Capacity of the Salina Cruz Refinery 2013-2017	37		—		—		6
Maintenance of the Production Capacity of the Salamanca Refinery 2014-2018	27		12		11		—
Hydrogen Production Unit U-3400, in Miguel Hidalgo Refinery	—		319		—		—
Maintenance of the Additive Injection System installed on 72 Storage and Dispatch Terminals	—		96		173		—
Maintenance of the Production Capacity of the Minatitlán Refinery 2013-2017	—		—		1,101		20
Maintenance of the Production Capacity of the Madero Refinery 2014-2017	—		—		358		—
Madero Refinery Energy Train	—		—		277		—
Fuel Quality Investments	—		—		—		264
Others	195		9		1		1
Total	Ps.	35,621	Ps.	24,555	Ps.	29,120	Ps.	26,873

Notes: Numbers may not total due to rounding.
(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on February 27, 2026. The original budget was published in the Official Gazette of the Federation on November 21, 2025.
(3) Figures are stated in nominal pesos.

Source: Petróleos Mexicanos.

Petrochemicals Capital Expenditures and Budget
Our Petrochemicals line of business invested Ps.2,115 million in capital expenditures in 2025 and has budgeted Ps. 2,920 million in capital expenditures for 2026. For 2024 and 2023 capital expenditures under our previous organizational structure, including the “Ethylene,” “Fertilizers” and “Gas and Aromatics” lines of business now substantially reported under Petrochemicals, see “Capital Expenditures by Segment” above.
The following table sets forth our Petrochemicals business capital expenditures, excluding non-capitalizable maintenance, for the year ended December 31, 2025, as well as the budget for 2026. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our financial statements prepared in accordance with IFRS.

Capital Expenditures

Petrochemicals (4)	Year ended December 31, 2025 (1)		Budget 2026 (2)
	(in millions of pesos)(3)
Sustainability of the Production Capacity of Ammonia Plant VI at Cosoleacaque PC	Ps.	752	Ps.	586
Sustainability of the IV, V Ammonia Plants and Auxiliary Services Production Capacity at Cosoleacaque Petrochemical Complex	499		484
Maintenance for the Sustaining of the Operational Capacity of the Auxiliary Services Plants of the PC Cangrejera	127		72
Rehabilitation of Ammonia Plant IV and Integration and Auxiliary Services for Cosoleacaque PC	105		4
Maintenance to Receipt, Storage and Distribution Areas at Salina Cruz Refrigerated Ammonia Terminal	104		—
Maintenance for the Sustaining of the Operational Capacity of the Process Plants, Auxiliary Services and Support Departments at PC Morelos 2024	85		393
Maintaining the Production Capacity of Ammonia Plant VII and its Auxiliary Services at Cosoleacaque PC	83		—
Acquisition of Catalysts for Pemex Ethylene Plants 2017-2019	63		89
Rehabilitation of Maintenance Areas to Support Production at Cangrejera PC	60		29
Maintenance of the Coatzacoalcos GPC 2023-2027	40		375
Maintenance of the Gas and Petrochemical Process Center Coatzacoalcos 2018-2022	37		54
Sustainability of the Production Capacity of Ammonia Terminal II at Pajaritos Refrigerated Terminal	34		159
Maintenance for the Sustaining of the Operational Capacity of Guaymas and Topolobampo Ammonia Terminals 2024-2028	34		23
Maintenance to the Independencia PC	31		9
Catalysts Acquisition for the Ammonia Plants at Cosoleacaque PC	29		—
Maintenance for the Sustaining of the Operational Capacity of the Process Plants of the PC Morelos 2020	11		65
Maintenance for the Sustaining of the Operational Capacity of Services and Support Areas at Morelos PC (5)	7		28
Maintenance and Sustaining of the Operation of the Refrigerated Terminal of Ethane and Shipments in Pajaritos	6		—
Maintenance of Cryogenic Ammonia Storage Plant No. 1 at Pajaritos Refrigerated Terminal	6		21
Maintenance of Transportation, Handling and Storage Areas at Cosoleacaque PC	2		—
Modernization of Fire Protection Network at Cangrejera PC	—		124
Maintenance for the Sustaining of the Operational Capacity of the Oxygen Plant, Auxiliary Services and Support Departments at PC Cangrejera 2024	—		268
Maintenance of the Fertilizer Duct Systems in the Production Subdivision of Secondary Petrochemicals	—		75
Maintenance for Sustaining the Operational Capacity of the Process Plants and Support Departments at PC Cangrejera 2025-2029	—		59
Others	—		3
Total	P.S.	2,115	P.S.	2,920

Notes: Numbers may not total due to rounding.
PC = Petrochemical Complex.

(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on February 27, 2026. The original budget was published in the Official Gazette of the Federation on November 21, 2025.
(3) Figures are stated in nominal pesos.
(4) Capital expenditures were made for certain projects in years following the original term indicated in the project title.
(5) Includes the project “Maintaining the Production Capacity of Auxiliary Services at Morelos PC.”

Source: Petróleos Mexicanos.

Investments in Energy Transformation Segment and Budget
Our Energy Transformation segment invested Ps.2,056 million in capital expenditures in 2025 and has budgeted Ps.4,339 million for capital expenditures in 2026. For 2024 and 2023 capital expenditures under our previous organizational structure, which included the “Gas and Aromatics” line of business that is now substantially reported under our Energy Transformation segment, see “Capital Expenditures by Segment” above.
The following table sets forth our Energy Transformation segment capital expenditures, excluding non-capitalizable maintenance, for the year ended December 31, 2025, as well as the budget for these expenditures for 2026. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash flow basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

Capital Expenditures

Energy Transformation (4)	Year ended December 31, 2025 (1)		Budget 2026(2)
	(in millions of pesos)(3)
Maintenance and Reliability of the Ciudad Pemex GPC 2024-2028	Ps.	431	Ps.	580
Integral Maintenance for the Operational Continuity of the Matapionche GPC 2021	311		—
Maintenance to the Cactus GPC 2018-2022	277		11
Maintenance to the Nuevo Pemex GPC 2024-2028	188		1,187
Maintenance of the Security, Control, and Energy back-up Systems at the GPC	168		—
Maintenance to the Ciudad Pemex GPC 2019-2023	154		—
Maintenance of the New Pemex GPC 2018-2022	105		—
Project of pit Burners, Elevated and Integration, of the Ciudad Pemex GPC	96		—
Integral Maintenance for the Operational Continuity of the Burgos GPC 2022-2026	95		435
Maintenance of the Cactus GPC 2024-2028	83		658
Maintenance to La Venta GPC 2021	74		—
Upgrading of Fractionating Plants and Conversion of the Liquid Sweetening Unit of the Nuevo Pemex GPC	31		—
Modernization of Equipment at the Cryogenic Plant 1 of the Ciudad Pemex GPC	16		—
Integral Maintenance for the Operational Continuity of the Arenque GPC 2022	10		84
Maintenance of the Poza Rica GPC 2018-2022	7		—
Integral Maintenance for the Operational Continuity of the Poza Rica GPC 2024-2028	6		118
Increase of the Processing Capacity to 200 MMcfd at the Matapionche GPC	—		814
Integral Maintenance for the Operational Continuity of the Matapionche GPC 2026-2030	—		281
Integral Maintenance of the La Venta GPC 2026-2030	—		164
Others	4		7
Total	Ps.	2,056	Ps.	4,339

Notes: Numbers may not total due to rounding.
GPC = Gas Processing Complex.

(1) Amounts based on cash basis method of accounting.
(2) Amended budget was authorized on February 27, 2026. The original budget was published in the Official Gazette of the Federation on November 21, 2025.
(3) Figures are stated in nominal pesos.
(4) Capital expenditures were made for certain projects in years following the original term indicated in the project title.
Source: Petróleos Mexicanos.

Residual Use at the Miguel Hidalgo Refinery in Tula
The project consists of a delayed coking processing scheme designed to maximize the utilization of raw materials for the production of gasoline and diesel, without producing asphalt or fuel oil. It includes the construction of three new processing units and four new utility units, as well as the modernization and rehabilitation of seven existing units, auxiliary services, storage infrastructure, and integration work.
As of December 31, 2025, the project's physical progress is 96.2%.
Residual Use at the Salina Cruz Refinery in Oaxaca
This project involves the construction and modernization of the processing and auxiliary facilities to process 75 thousand barrels per day of vacuum residue and catalytic residue, with the aim of increasing production, primarily of gasoline and diesel.
High-value products will be obtained by converting fuel oil into coke and subjecting it to high-temperature and high-pressure processes in furnaces and drums.
The project incorporates a delayed coking process, maximizing the use of raw materials to produce high-value products. It includes the construction of three new processing units and four new utility units, as well as the modernization and rehabilitation of four existing units, auxiliary services, storage infrastructure, and system integrations.
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
On September 20, 2024, a modifying agreement was executed to assign all rights and obligations under contract number PTI-ID-O-SCZ-1-2022 from PTI-ID to Pemex Industrial Transformation. Pemex Industrial Transformation accepted the assignment without any reservations or limitations, including responsibility for any outstanding payment obligations and those arising after the date of the agreement.
As of December 31, 2025, the project's physical progress is 75.1%.
Rehabilitation of the National Refining System
The National Refining System rehabilitation program focuses on addressing critical risks in the facilities, restoring the reliability of assets and contributing to the improvement of efficiency and stabilization of crude oil processing. In this regard, from September 2019 to December 2025, major and minor repairs have been carried out at various facilities within the National Refining System, mainly in primary distillation units, combined units, viscosity-reducing units, coker units, catalytic cracking, de-asphalting units, catalytic reforming units, methyl tertiary-butyl ether (MTBE), Tert-Amyl Methyl Ether (TAME) units, alkylation units, isomerization units, gasoline hydrotreaters, and intermediate distillates ultra‑low sulfur gasoline (ULSG), hydrogen, and sulfur recovery unit, as well as in facilities within the utilities area and storage tanks. During 2025, 64 repairs were completed at processing units: 4 major repairs and 60 minor repairs. The National Refining System rehabilitation program will continue to be implemented during 2026.
Since 2019, Petróleos Mexicanos has been implementing the rehabilitation program, which aims to help stabilize operations through the repair and maintenance of six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz, and Tula. This rehabilitation program aims to address critical risks at the facilities, restore asset reliability, and contribute to improving efficiency and stabilizing the crude oil processing. Since the introduction of this program in early September 2019 through December 31, 2025, we completed 96 major repairs and 423 minor repairs in process units, 36 major repairs and 281 minor repairs in main services and 46 major repairs and 83 minor repairs in storage tanks.
In 2026, the National Refining System will work to increase the efficiency and reliability of refining processes through the continuation of the Maintenance and Rehabilitation Program.
Olmeca Refinery in Dos Bocas, Paraíso, Tabasco
As a result of the strategy implemented by Petróleos Mexicanos to strengthen and consolidate the operational continuity of the country’s refineries by improving the reliability of the processing units, the first processing train at the Olmeca refinery began operations in February 2025 and the second train in May of that same year, and they operated continuously with a gradual increase in processing levels throughout the year. Construction and start-up projects for the Olmeca refinery have concluded and the Olmeca refinery has been fully operational since February 2025.
Hydrogen Fuel Supply for Refineries
On December 29, 2023, an executive decree was published in the Official Gazette of the Federation designating the supply of hydrogen from the U-3400 hydrogen plant at the Miguel Hidalgo refinery in Tula de Allende, Hidalgo to be in the public interest.

Pursuant to the decree, Pemex Industrial Transformation temporarily took over the plant's operations and was responsible for compensating the former operators of the plant in connection with the public interest declaration and as required by applicable law. The former operators initiated two administrative actions challenging the temporary occupation decree; the first has been resolved, while the second, related to the amount of compensation, remains pending.
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

On April 25, 2024, in accordance with applicable law, an executive decree was published in the Official Gazette of the Federation giving legal notice to the plant's former owners, Air Liquide Mexico, S. de R. L. de C.V. ("Air Liquide"), stating that any claims had to be submitted to the relevant government ministry within fifteen business days. Air Liquide initiated an administrative action against the expropriation decree, and subsequently filed a second administrative action challenging the amount of compensation (INDAABIN’s appraisal), both of which remain pending as of the date of this annual report.
As of December 31, 2024, the transfer of the U-3400 hydrogen plant to Pemex Industrial Transformation was complete. This transfer did not result in a material increase in our assets.

Further, on April 7, 2025, Air Liquide International S.A., the parent company of Air Liquide, commenced arbitration proceedings against the Mexican Government with the International Centre for Settlement of Investment Disputes (ICSID) for the expropriation of the U-3400 hydrogen plant, alleging that the Mexican Government violated international treaties on foreign investment. An ICSID tribunal was constituted on March 9, 2026, and the first arbitration session was held on April 21, 2026. As of the date of this annual report, this dispute remains pending.
b) Ethylene and Derivatives
The objectives of our ethylene and derivatives line of business include the production, distribution and marketing of ethane and propylene derivatives. In 2025, we produced a total of 527.8 thousand tons of petrochemical products, a 12.2% decrease from the 600.9 thousand tons produced in 2024. This decrease was primarily due to lower availability of ethane.
The Ethylene and Derivatives business line produces several petrochemical products, including:
•ethane derivatives: ethylene, polyethylene, ethylene oxide and glycols;
•propylene and derivatives; and
•others such as oxygen, nitrogen, hydrogen and butadiene, among other products.
Production Capacity
•Cangrejera Petrochemical Complex: This complex is located in the Southern region of Mexico and has five units and a line of aromatics.
•Morelos Petrochemical Complex: This complex is located in the Southern region of Mexico and has six units.
•Pajaritos Petrochemical Complex: This complex has auxiliary services, is located in the Southern region of Mexico.
Total production capacity of our operating plants for the five years ended December 31, 2025 was distributed among our facilities as set forth below.
Ethylene and Derivatives’ Production Capacity

	Year ended December 31,
	2025 (1)	2024	2023	2022	2021
	(in thousands of tons)
Petrochemical Facility
Cangrejera(2)	924.0	1,326.3	1,326.3	1,326.3	1,321.3
Morelos	1,024.0	2,277.2	2,277.2	2,277.2	2,277.2
Pajaritos	—	207.0	207.0	207.0	207.0
Total	1,948.0	3,810.6	3,810.6	3,810.6	3,805.6

Notes: Numbers may not total due to rounding.
(1)Starting in 2025, only operational capacity, which is the share of our installed capacity that is available for production, is considered.
(2)Our ethylene and derivatives line of business’ capacity in Cangrejera does not include the production capacity of aromatics and derivatives.

Source: Petróleos Mexicanos

Production of ethylene and derivatives
In 2025, the total production of our ethylene and derivatives business line decreased by 12.2%, as compared to 2024, from 600.9 thousand tons in 2024 to 527.8 thousand tons in 2025. This decrease was primarily due to lower availability of ethane.
In 2025, the Cangrejera and Morelos petrochemical complexes together produced 248.3 thousand tons of ethane derivatives, 1.5 thousand tons of propylene and propylene derivatives; and 278.0 thousand tons of other products.
•Pajaritos Refrigerated Ethylene Shipping Terminal: We have previously used this terminal for the import of ethane. No ethane was imported in 2024 and 2025. In 2023, we imported 5.8 thousand tons of ethane through this terminal.
The following table summarizes the annual production of the Ethylene and Derivatives business line for the five years ended December 31, 2025.
Ethylene and Derivatives Production (1)

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs 2024
	(in thousands of tons)					(%)
Ethane derivatives	248.3	253.9	292.0	279.8	516.3	(2.2)
Propylene and derivatives	1.5	2.7	3.9	2.5	5.2	(44.4)
Others (2)	278.0	344.3	407.6	373.4	367.1	(19.3)
Total	527.8	600.9	703.5	655.7	888.6	(12.2)

Note: Numbers may not total due to rounding.
(1)The data includes petrochemical products used as raw material to produce other petrochemicals.
(2)Includes carbon dioxide, butadienes, polyethylene waxes, gross hydrogen production (including residual gas), ethylene pyrolysis liquids, nitrogen, oxygen and polyethylene by-products.
Source: Pemex BDI.
Domestic Sales
The following table sets forth our ethylene domestic sales for the five years ended December 31, 2025.
Value of Ethylene’s and derivatives Domestic Sales(1)

	Year ended December 31,
	2025		2024		2023		2022		2021		2025 vs 2024
	(in millions of pesos)(2)										(%)
Ethane derivatives(3)	Ps.	1,130.1	Ps.	1,359.5	Ps.	2,046.2	Ps.	2,954.6	Ps.	6,310.7	(16.9)
Propylene and derivatives	—		—		—		—		39.4		—
Others(4)	14.1		19.0		19.9		34.4		30.5		(25.8)
Total	Ps.	1,144.2	Ps.	1,378.5	Ps.	2,066.1	Ps.	2,989.0	Ps.	6,380.6	(17.0)

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Figures are stated in nominal pesos.
(3)Includes low-density polyethylene, ethylene oxide, and linear low-density polyethylene.
(4)Includes carbon dioxide (Morelos), polyethylene waxes, nitrogen and oxygen.

Source: Pemex BDI.
In 2025, the value of our domestic sales for the ethylene and derivatives business segment decreased by 17.0% as compared to 2024, from Ps.1,378.5 million in 2024 to Ps.1,144.2 million in 2025.

Ethylene Capital Expenditures and Budget
The following table sets forth our ethylene business’ capital expenditures, excluding non-capitalizable maintenance, for each of the years ended December 31, 2024 and 2023. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
As a result of the corporate reorganization effective March 19, 2025, the capital expenditures for our Ethylene and Derivatives business line are now presented as part of our broader Petrochemicals’ capital expenditures in line with our new organizational structure. See "—Petrochemicals Capital Expenditures and Budget" above.
Ethylene’s Capital Expenditures

	Year ended December 31(1)
	2024		2023
	(in millions of pesos)(2)
Ethylene
Maintenance for the Sustaining of the Operational Capacity of the Auxiliary Services Plants of the PC Cangrejera	Ps.	326	Ps.	360
Maintenance for the Sustaining of the Operational Capacity of Services and Support Areas at Morelos PC (3)	245		190
Rehabilitation of Maintenance Areas to Support Production at Cangrejera PC	223		235
Sustainability of the Auxiliary Services Production Capacity II	161		13
Maintenance for the Sustaining of the Operational Capacity of the Process Plants of the PC Morelos 2020	156		265
Maintenance and Sustaining of the Operation of the Refrigerated Terminal of Ethane and Shipments in Pajaritos	93		124
Acquisition of Catalysts for Pemex Ethylene Plants 2017-2019	78		—
Maintenance to the PC Independencia 2019-2023	34		29
Modernization of Fire Protection Network at Cangrejera PC	—		39
Others	4		4
Total	Ps.	1,320	Ps.	1,259

Notes: Numbers may not total due to rounding.
PC = Petrochemical Complex.
(1) Amounts based on cash basis method of accounting.
(2) Figures are stated in nominal pesos.
(3) Included the project “Maintaining the Production Capacity of Auxiliary Services at Morelos PC.”

Source: Petróleos Mexicanos.
c) Ammonia (formerly Fertilizers)
Our Ammonia business line (formerly the Fertilizers segment) integrates the ammonia production chain up to the point of sale of fertilizers, including agricultural and industrial nitrates, phosphate fertilizers and acids.
Through this business line, we operate an integrated production chain from natural gas to ammonia to fertilizers, anchored by our Cosoleacaque Petrochemical Complex.
Production Capacity
We own four ammonia plants as of December 31, 2025. Unit VI resumed operations in December 2019, and unit VII resumed operations at the end of June 2024, after completing major maintenance repairs to restore ammonia and carbon dioxide production. The remaining two units have maintenance initiatives in place.
The total ammonia production capacity of the plants in operation during the last five years was distributed as follows:
Ammonia Total Capacity

	Year ended December 31,
Petrochemical Complexes	2025 (1)	2024	2023	2022	2021
	(thousands of tons)
Cosoleacaque (ammonia)	960	1,440	1,440	1,440	1,440

(1) Starting in 2025, only operational capacity, which is the share of our installed capacity that is available for production, is considered. This refers to the operational capacity of ammonia plants VI and VII at the Cosoleacaque Petrochemical Complex, each with an annual capacity of 480 thousand tons.
Source: Petróleos Mexicanos Infrastructure (Oil Facilities under the Industrial Processes Division).
Production
The following table summarizes the annual production of our ammonia segment for the five years ended December 31, 2025.
Ammonia Production

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs 2024
		(thousands of tons)				(%)
Methane Derivatives
Ammonia	212.8	209.2	206.4	277.8	243.9	1.7
Carbon dioxide	537.4	512.1	398.7	467.3	402.6	4.9
Total	750.2	721.3	605.1	745.1	646.5	4.0

Note: Numbers may not total due to rounding.
Source: Pemex BDI.

Ammonia production increased by 1.7% from 209.2 thousand tons in 2024 to 212.8 thousand tons in 2025. Meanwhile, carbon dioxide production increased by 4.9% from 512.1 thousand tons in 2024 to 537.4 thousand tons in 2025. In 2025, total production of methane derivatives reached 750.2 thousand tons, an increase of 4.0% compared to 2025.
Value of domestic sales of Ammonia
The following table sets forth the value of the domestic sales of our Ammonia business line for the three years ended December 31, 2025.
Value of Ammonia Domestic Sales(1)

	Year ended December 31,
	2025		2024		2023		2025 vs 2024
	(in millions of pesos)(2)						(%)
Methane Derivatives
Ammonia	Ps.	2,593.5	Ps.	2,356.3	Ps.	5,067.6	10.1
Carbon dioxide	52.0		68.4		38.3		(24.0)
Total	Ps.	2,645.5	Ps.	2,424.7	Ps.	5,105.9	9.1

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Figures are stated in nominal pesos.
Source: Pemex BDI.

In 2025, the value of domestic sales in our ammonia segment increased by 9.1%, from Ps.2,424.7 million in 2024 to Ps.2,645.5 million in 2025.
Volume of sales
The following table sets forth the value of our domestic sales for the three years ended December 31, 2025.
Volume of Ammonia Domestic Sales

	Year ended December 31,
	2025	2024	2023	2025 vs 2024
	(thousands of tons)			(%)
Methane Derivatives
Ammonia	232.6	233.5	372.1	(0.4)
Carbon dioxide	348.9	306.6	278.4	13.8
Total	581.5	540.1	650.5	7.7

Note: Numbers may not total due to rounding.
Source: Pemex BDI.
The volume of ammonia domestic sales increased 7.7%, from 540.1 thousand tons in 2024 to 581.5 thousand tons in 2025. This resulted from a growth in the carbon dioxide volume of 13.8% compared to that of 2024.

Fertilizers' Capital Expenditures
The following table sets forth our Fertilizers' segment’s capital expenditures, excluding non-capitalizable maintenance, for each of the two years ended December 31, 2023 and 2024. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

As a result of the corporate reorganization effective March 19, 2025, the capital expenditures for our Ammonia business line are now presented as part of our broader Petrochemicals’ capital expenditures in line with our new organizational structure. See "—Petrochemicals Capital Expenditures and Budget" above.
Fertilizers’ Capital Expenditures

	Year ended December 31,(1)
	2024		2023
	(in millions of pesos)(2)
Fertilizers
Sustainability of the Production Capacity of Ammonia Plant VI at Cosoleacaque PC	Ps.	691	Ps.	382
Sustainability of the IV, V Ammonia Plants and Auxiliary Services Production Capacity at Cosoleacaque Petrochemical Complex	312		175
Maintaining the Production Capacity of Ammonia Plant VII and its Auxiliary Services at Cosoleacaque PC	107		84
Maintenance to Cryogenic Ammonia Storage Plant No. 1 at Pajaritos Refrigerated Terminal	77		31
Maintenance to Receipt, Storage and Distribution Areas at Salina Cruz Refrigerated Ammonia Terminal	20		25
Rehabilitation of Ammonia Plant IV and Integration and Auxiliary Services for Cosoleacaque PC	12		15
Maintenance to Transportation, Handling and Storage Areas at Cosoleacaque PC	5		54
Recovery of ammonia production capacity at Camargo Petrochemical Unit	—		16
Sustainability of the Production Capacity of Ammonia Terminal II at Pajaritos Refrigerated Terminal	—		8
Others	2		—
Total	Ps.	1,226	Ps.	790

Notes: Numbers may not total due to rounding.
PC = Petrochemical Complex.
(1) Amounts based on cash basis method of accounting.
(2) Figures are stated in nominal pesos.
Source: Petróleos Mexicanos.

d) Aromatics and Derivatives
The Industrial Processes segment oversees the Cangrejera petrochemical complex, which has an aromatics and derivatives production line and is located in the Southern region of Mexico.
Capacity
The following table shows the installed capacity of our aromatics and derivatives production plants for the five years ending December 31, 2025.

Installed Capacity of Aromatics and Derivatives Production Plants

Year ended December 31,
2025(1)	2024	2023	2022	2021

(in thousand of tons)
Aromatics and derivatives	1,167	1,492	1,492	1,492	1,492
(1) Starting in 2025, only operational capacity, which is the share of our installed capacity that is available for production, is considered.
Source: Petróleos Mexicanos.

Production of Aromatics and Derivatives
The following table shows our production of aromatics and derivatives for the five years ending December 31, 2025.

Production of Aromatics and Derivatives

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs 2024
Production	(in thousands of tons)					(%)
Aromatics and derivatives(1)	666.7	591.7	412.5	446.3	474.6	12.7
Others (2)	395.8	356.3	222.0	271.3	269.8	11.1
Total	1,062.5	948.0	634.5	717.6	744.4	12.1
Note: Numbers may not total due to rounding.
(1)Includes aromine 100, benzene, high octane hydrocarbon, toluene and xylene.
(2)Includes butanes, pentanes, heptane, hexane, gross hydrogen production from the CCR gasoline reformer Cangrejera, BTX liquids, isopropanol, isopentanes, and petroleum products: naphtha gas, petrol octane base and heavy naphtha.
Source: Pemex BDI.
Production of aromatics and derivatives reached 666.7 thousand tons in 2025, representing a 12.7% increase over the 591.7 thousand tons produced in 2024, mainly due to the increased reliability of the unit and its key services at the continuous catalytic reforming (CCR) unit of the Cangrejera Petrochemical Complex.
e) Methanol and Petrochemical Specialties
The Industrial Processes segment oversees the Independencia petrochemical complex, where methanol and specialty petrochemicals are produced. The Independencia petrochemical complex consists of two units located in the central region of the country.
Capacity
The following table shows the installed capacity of production plants of methanol and specialty petrochemicals for the five-year period ending December 31, 2025.

Installed Capacity of Methanol and Petrochemical Specialties Production Plants

	Year ended December 31,
	2025	2024	2023	2022	2021
	(in thousands of tons)
Methanol and petrochemical specialties (Independencia Petrochemical Complex)	183	183	183	183	183
Source: Petróleos Mexicanos.

Production of Methanol and Specialty Petrochemicals

The following table shows our production of methanol and specialty petrochemicals for the five-year period ending December 31, 2025.

Methanol Production and Specialty Petrochemical

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs 2024
	(in thousands of tons)					(%)
Production
Methanol	139.4	123.8	115.7	137.5	148.5	12.6
Petrochemical specialties	3.4	3.2	5.9	1.9	6.8	6.3
Total	142.8	127.0	121.6	139.4	155.3	12.4
Note: Numbers may not total due to rounding.
Source: Pemex BDI.
Methanol production at the Independencia petrochemical complex reached 139.4 thousand tons in 2025, representing a 12.6% increase from the 123.8 thousand tons produced in 2024, mainly due to the continued operation of Methanol Plant No. 2 at the complex. Similarly, production of specialty petrochemicals was 6.3% higher, reaching 3.4 thousand tons in 2025 compared to the 3.2 thousand tons produced in 2024.
f) Gas
Natural Gas and Condensates
All wet natural gas production is directed to our gas processing facilities. As of December 31, 2025, we owned eight primary gas processing complexes operated by our Energy Transformation segment, and a separate Coatzacoalcos Gas Processor Complex operated by our Industrial Processes segment.
The following gas processing complexes operated by our Energy Transformation segment are located in the Southern region:
•Nuevo Pemex. This facility contains 13 units that, in total, produced 469.9 million cubic feet per day of dry gas, 15.7 thousand barrels per day of ethane, 24.8 thousand barrels per day of liquefied gas, and 8.7 thousand barrels per day of naphtha in 2025.
•Cactus. This facility contains 22 units that, in total, produced 418.6 million cubic feet per day of dry gas, 11.4 thousand barrels per day of ethane, 18.7 thousand barrels per day of liquefied gas, 9.0 thousand barrels per day of naphtha in 2025.
•Ciudad Pemex. This facility contains eight units that, in total, produced 434.2 million cubic feet per day of dry gas and 3.4 thousand tons of sulfur in 2025.
•La Venta. This facility contains one unit that produced 101.7 million cubic feet per day of dry gas.
•Matapionche. This facility contains five units that, in total, produced 62.9 million cubic feet per day of dry gas, 0.6 thousand barrels per day of liquefied gas, and 0.5 thousand barrels per day of naphtha in 2025.
The following gas processing complexes operated by our Energy Transformation segment are located in the Northern region:
•Burgos. This facility contains nine units that, in total, produced 178.2 million cubic feet per day of dry gas, 3.7 thousand barrels per day of liquefied gas, and 2.4 thousand barrels per day of naphtha in 2025.
•Poza Rica. This facility contains five units that, in total, produced 17.9 million cubic feet per day of dry gas , 0.6 thousand barrels per day of liquefied gas, and 0.1 thousand barrels per day of naphtha in 2025.
•Arenque. This facility contains three units that, in total, produced 20.2 million cubic feet per day of dry gas in 2025.
In addition, our Industrial Processes segment operates the Coatzacoalcos Gas Processor Complex, which is treated as a separate cash-generating unit for impairment testing purposes (see Note 12-F to our consolidated financial statements included herein). The Morelos, Cangrejera, Independencia and Pajaritos petrochemical complexes referenced elsewhere in this Item 4 are also operated by our Industrial Processes segment but are tested as separate cash-generating units from the Coatzacoalcos Gas Processor Complex; certain natural gas liquids streams from these petrochemical complexes are reported within our consolidated natural gas liquids production. In 2025, our Industrial Processes segment contributed approximately 2.6 thousand barrels per day of natural gas liquids from the Cangrejera and Morelos petrochemical complexes.
Petrochemical Complexes
In addition to our gas processing facilities, we also own the following two petrochemical complexes operated by our Industrial Processes segment:
•Independencia. The Independencia petrochemical complex consists of two units and is located in the Central region. In 2025, this complex produced 139.4 thousand tons of methanol in its first unit and 3.4 thousand tons of petrochemical specialties in its second unit.
•Cangrejera. The Cangrejera petrochemical complex consists of five units and an aromatics line and is located in the Southern region. In 2025, this complex produced 666.7 thousand tons of aromatics and derivatives, as well as 395.8 thousand tons of other petrochemical products (butanes, BTX liquids, hydrogen, pentanes and petroleum products, such as gas naphtha and heavy naphtha).
The following tables show the processing and production capacity of our natural gas and aromatics units for the five years ended December 31, 2025.
Gas and Aromatics' Processing and Production Capacity(1)

	Year ended December 31,
	2025	2024	2023	2022	2021
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(2)	135	135	135	144	144
Sour natural gas	4,283	4,283	4,283	4,523	4,523
Natural gas liquids recovery plants
Cryogenics	5,912	5,912	5,912	5,912	5,912
Natural gas liquids fractionating(2)	560	560	560	569	569
Processing of hydrosulfuric acid	229	229	229	229	229

(1)Production capacity refers to aromatic compounds and derivatives.
(2)In thousands of barrels per day.

Source: Pemex BDI and oil facilities

The following table sets forth our total processing and production of natural gas and condensates for the five years ended December 31, 2025.
Natural Gas, Condensates and Aromatics’ Processing and Production(1)

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs 2024 (%)
	(in millions of cubic feet per day, except where otherwise indicated)
Processing
Wet gas	2,144.9	2,318.9	2,632.8	2,770.2	2,628.2	(7.5)
Sour gas	1,916.6	2,025.2	2,289.0	2,392.0	2,224.6	(5.4)
Sweet gas(2)	228.4	293.7	343.8	378.2	403.6	(22.2)
Condensates(3)(4)	7.3	11.1	10.7	12.8	14.0	(34.3)
Gas to natural gas liquids extraction	2,006.9	2,162.2	2,379.1	2,456.5	2,306.0	(7.2)
Production
Dry gas(5)	1,721.4	1,832.6	2,073.0	2,279.8	2,080.3	(6.1)
Natural gas liquids(4) (6)	126.5	151.6	165.8	160.8	171.1	(16.6)
Liquefied petroleum gas(4) (7)	81.4	95.5	102.3	92.2	92.2	(14.8)
Ethane(4)	38.9	43.1	46.9	45.8	54.8	(9.8)
Naphtha(4)	26.6	30.5	33.1	32.5	32.7	(12.8)
Sulfur(8)	194.0	155.3	217.6	290.1	203.4	24.9

Note: Numbers may not total due to rounding.
GPC= Gas Processing Complex
(1)Excludes operations of our Exploration and Extraction segment, which produced 4,556.1 million cubic feet per day in 2025 of natural gas.
(2)Includes sweet vapor from condensates.
(3)Includes internal streams.
(4)In thousands of barrels per day.
(5)Includes ethane reinjected into the natural gas stream.
(6)Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(7)Production of gas processing GPCs and refineries as well as transfers from our Exploration and Extraction segment.
(8)Production of gas processing GPCs and refineries.
(9)Includes ethane from Cangrejera and Morelos plants, belonging to the Industrial Processes segment.

Source: Pemex BDI.
In 2025, we processed 2,144.9 million cubic feet per day of wet natural gas, of which 1,916.6 million cubic feet per day was sour wet gas and 228.4 million cubic feet per day was sweet wet gas. This figure represents an 7.5% decrease compared to the 2,318.9 million cubic feet per day processed in 2024, primarily due to lower availability of wet natural gas from the Exploration and Extraction segment in the amount of approximately 173.9 million cubic feet per day less than the previous year.
We process sour and sweet condensates from our Exploration and Extraction segment to obtain stabilized natural gas liquids and recover liquid hydrocarbons from the sweet natural gas processing stream. In addition, we obtain liquids from internal streams and hydrocarbons condensed in sour wet gas pipelines. Our production of natural gas liquids, including stabilized condensates, reprocessing, and other fractionation streams, decreased by 16.6% from 151.6 thousand barrels per day in 2024 to 126.5 thousand barrels per day in 2025. This decrease was mainly due to lower availability of wet natural gas from the Exploration and Extraction segment.
We process sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. In 2025, the volume of sour condensates we processed, along with internal streams from the Gas business line, totaled 7.3 thousand barrels per day, a 34.3% decrease compared to the 11.1 thousand barrels per day recorded in 2024. We also process sweet condensates at the Burgos facilities to produce heavy and light natural gasoline. In 2025, we processed 1.1 thousand barrels per day of sweet condensates, a 28.9% decrease compared to the 1.5 thousand barrels per day processed in 2024. This decrease was mainly attributed to a lower supply of sweet condensates from our Exploration and Extraction segment.
Value of Gas and Aromatics Domestic Sales
Over the five years ended December 31, 2025, the value of our gas and aromatics sales in Mexico was distributed as follows:
Value of Gas and Aromatics’ Domestic Sales(1)(2)

	Year ended December 31,
	2025		2024		2023		2022		2021		2025 vs 2024
	(in millions of pesos)										(%)
Natural gas	Ps.	32,277.3	Ps.	22,809.8	Ps.	28,219.0	Ps.	61,130.6	Ps.	58,188.3	41.5
Liquefied petroleum gas(3)	47,415.6		47,815.4		43,714.8		67,372.6		59,786.0		(0.8)
Ethane	1,555.6		1,938.1		2,845.1		4,443.5		2,179.8		(19.7)
Butane	475.4		502.7		257.9		548.0		536.8		(5.4)
Propane	123.2		112.2		65.0		84.8		119.9		9.8
Light naphtha	804.2		867.5		591.0		434.0		154.8		(7.3)
Heavy naphtha	511.6		616.6		413.0		563.9		918.7		(17.0)
Sulfur	783.0		227.2		402.2		1,826.7		715.7		244.6
Methanol	584.9		637.1		560.9		811.8		1,171.5		(8.2)
Aromatic and derivatives(4)	1,830.4		2,003.6		1,754.5		2,181.9		1,611.5		(8.6)
Others(5)	605.5		584.8		382.7		510.8		612.0		3.5
Total	Ps.	86,966.7	Ps.	78,115.0	Ps.	79,206.1	Ps.	139,908.6	Ps.	125,995.0	11.3

Note: Numbers may not total due to rounding.
(1)Excludes value added tax.
(2)Figures are stated in nominal pesos.
(3)Excludes the IEPS and distributor commission. Data is based on the latest information from Pemex BDI.
(4)Includes aromine 100, benzene, toluene and xylene.
(5)Includes wasted oil, naphtha gas, a pentane blend, and oxygen.

Source: Pemex BDI.
In 2025, the value of domestic sales in gas and aromatics increased by 11.3% as compared to 2024, reaching Ps.86,966.7 million. This increase is mainly explained by the higher value of natural gas and sulfur.
The volume of our domestic sales of gas and aromatics for the five-year period ended December 31, 2025 was distributed as follows:
Volume of Gas and Aromatics’ Domestic Sales

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs 2024
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Natural gas(1)	1,200.4	1,346.9	1,184.4	1,125.5	1,170.5	(10.9)
Liquefied petroleum gas	145.1	163.1	166.4	159.4	152.1	(11.0)
Ethane	17.0	28.9	29.9	28.4	30.3	(41.2)
Butane	44.6	48.9	27.9	35.5	41.9	(8.8)
Propane	12.2	12.0	7.5	5.4	9.2	1.7
Heavy naphtha(2)	48.2	56.4	37.5	39.6	86.1	(14.5)
Light naphtha(2)	78.1	82.2	57.6	31.2	13.6	(5.0)
Sulfur(2)	191.2	156.0	219.5	294.7	209.5	22.6
Methanol(2)	80.1	83.1	80.4	68.9	109.7	(3.6)
Aromatic and derivatives(2)(3)	95.4	97.9	79.5	77.8	93.1	(2.6)
Others (2)(4)	41.0	40.8	27.9	26.7	35.4	0.5

Note: Numbers may not total due to rounding.
(1)In millions of cubic feet per day.
(2)In thousands of tons.
(3)Includes aromine 100, benzene, toluene and xylene.
(4)Includes wasted oil, naptha gas, a pentane blend, and oxygen.

Source: Pemex BDI.
Domestic sales of natural gas decreased by 10.9% as compared to 2024, from 1,346.9 million cubic feet per day in 2024 to 1,200.4 million cubic feet per day in 2025. Meanwhile, sales of liquefied petroleum gas decreased by 11.0% compared to 2024, from 163.1 thousand barrels per day in 2024 to 145.1 thousand barrels per day in 2025.
Domestic sales of sulfur increased by 22.6%, as compared to 2024, from 156.0 thousand tons in 2024 to 191.2 thousand tons in 2025. This increase is explained by higher supply from the Olmeca refinery.
Subsidiaries of Petróleos Mexicanos (formerly Pemex Industrial Transformation)
Pemex Industrial Transformation conducted certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. As a result of the dissolution of the productive subsidiary entities, including Pemex Industrial Transformation pursuant to the Energy Reform Decree and the 2025 Petróleos Mexicanos Law, the following companies are now subsidiaries of Petróleos Mexicanos: Mex Gas International, S.L.; Terrenos para Industrias, S.A.; PTI Infraestructura de Desarrollo, S.A. de C.V.; PPQ Cadena Productiva, S.L.; PMX Fertilizantes Holding S.A. de C.V. and PMX Fertilizantes Pacífico S.A. de C.V.

Subsidiaries of Petróleos Mexicanos (formerly Pemex Industrial Transformation) (1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas Internacional, S.L.(2)	Holding company	100.00
Terrenos para Industrias, S.A.	Real estate holding company	99.00
PTI Infraestructura de Desarrollo, S.A. de C.V.(3)	Olmeca refinery project development company	99.99
PPQ Cadena Productiva, S.L.(4)	No staff, no operations	100.00
PMX Fertilizantes Holding, S.A. de C.V.	Holding company	99.99
PMX Fertilizantes Pacífico, S.A. de C.V.	Holding company	100.00

(1)As of December 31, 2025.
(2)Mex Gas Internacional, S.L. consolidates its financial statements with those of Petróleos Mexicanos. See Note 4 to our consolidated financial statements included herein.
(3)PTI Infraestructura de Desarrollo, S.A. de C.V consolidates its financial statements with those of Petróleos Mexicanos. See Note 5 to our consolidated financial statements included herein.
(4)The company is in process of liquidation.

Source: Petróleos Mexicanos.
Natural Gas Hedging Operations
We can offer, as a value-added service, hedging contracts to our domestic customers to protect them against fluctuations in the prices of natural gas. As of December 31, 2025, there were no DFIs of this nature outstanding, as all such instruments reached maturity in 2019. For information on hedging contracts offered to our domestic natural gas customers, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”
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
During 2025 and 2024, we supplied 17,342.1 barrels per day of ethane and 28,858.6 barrels per day of ethane, respectively for a total of Ps.1,555.6 million and Ps.1,938.1 million, respectively under this contract.
In 2025, no modifications were made to the terms of the contract.

Gas and Aromatics Capital Expenditures and Budget
The following table sets forth our gas and aromatics business’ capital expenditures, excluding non-capitalizable maintenance, for each of the two years ended December 31, 2023 and 2024. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
As a result of the corporate reorganization effective March 19, 2025, the capital expenditures for our Gas and Aromatics business line are now presented as part of our Energy Transformation segment's capital expenditures in line with our new organizational structure. See "—Petrochemicals Capital Expenditures and Budget" above.

Gas and Aromatics’ Capital Expenditures

	Year ended December 31,(1)
	2024		2023
	(in millions of pesos) (2)
Gas and Aromatics
Maintenance to the Cactus GPC 2018-2022	Ps.	590	Ps.	461
Maintenance of the Ciudad Pemex GPC 2019-2023	215		247
Integral Maintenance for the Operational Continuity of the Burgos GPC 2022-2026	211		47
Integral Maintenance for the Operational Continuity of the Matapionche GPC 2021	205		8
Maintenance of the New Pemex GPC 2018-2022	204		545
Maintenance to La Venta GPC 2021	158		268
Maintenance of the Gas and Petrochemical Process Center Coatzacoalcos 2018-2022	132		729
Maintenance of the Coatzacoalcos GPC 2023-2027	92		—
Project of pit Burners, Elevated and Integration, of the Ciudad Pemex GPC	73		174
Maintenance of the Poza Rica GPC 2018-2022	10		114
Maintenance and Reliability of the Ciudad Pemex GPC 2024-2028	7		—
Maintenance of the Security, Control, and Energy back-up Systems at the GPC	5		116
Others	10		20
Total	Ps.	1,912	Ps.	2,729

Notes: Numbers may not total due to rounding.
GPC = Gas Processing Complex.
(1) Amounts based on cash basis method of accounting.
(2) Figures are stated in nominal pesos.

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
In 2025, total annual urea production was 213,788 tons, an increase of 45% compared to the 147,914 tons of urea produced in 2024. This increase was mainly due to three factors: a) operational availability of both urea plants, b) greater availability of raw materials for production, as well as c) ongoing major maintenance work carried out at Urea Plant I and other projects, which has provided greater operational reliability.
As of the date of this annual report, both Urea plants are operating at up to 80% capacity. During 2026, production is expected to reach 600,000 tons, subject to the availability and supply of raw materials. The Urea 1 and Urea 2 plants will have a combined production capacity of up to 990,000 tons of urea per year once they are operating at full capacity.

Grupo Fertinal, S.A. de C.V.
Grupo Fertinal, S.A. de C.V. produces fertilizers, primarily phosphates, as well as acids and other agricultural and industrial nitrates, and operates an industrial complex located in Lázaro Cárdenas, Michoacán.
Grupo Fertinal, S.A. de C.V.’s total installed and production capacity for the years ended December 31, 2025, 2024 and 2023 is as set forth below.
Grupo Fertinal, S.A. de C.V.’s Total Capacity

	Year ended December 31,
	2025	2024	2023
	(thousands of tons)
Installed capacity nitrate and phosphates	1,424.9	1,424.9	1,424.9
Production capacity nitrate and phosphates	1,158.9	815.4	1,275.0

Source: Grupo Fertinal, S.A. de C.V. Group

Grupo Fertinal, S.A. de C.V.’s total production for the years ended December 31, 2025, 2024 and 2023 is set forth below.
Grupo Fertinal, S.A. de C.V.’s Production

	Year ended December 31,
	2025	2024	2023	2025 vs 2024%
	(thousands of tons)			(%)
Phosphates	589.7	490.4	535.0	20.2
Nitrates	156.1	168.6	128.8	(7.4)
Others (1)	48.5	257.8	12.1	(81.2)
Total	794.3	916.8	675.9	(13.4)

Source: Grupo Fertinal, S.A. de C.V. Group
(1) Includes sulfuric acid.
The following table sets forth the value of Grupo Fertinal, S.A. de C.V.’s domestic sales for the three years ended December 31, 2025.
Value of Grupo Fertinal, S.A. de C.V.’s Domestic Sales

	Year ended December 31, (1)
	2025		2024		2023		2025 vs 2024%
	(in millions of pesos) (2)						(%)
Phosphates	Ps.	8,482.2	Ps.	7,365.8	Ps.	7,770.1	15.2
Nitrates	10,043.7		8,229.0		8,430.2		22.1
Ammonia	1,174.5		707.8		217.7		65.9
Sulfur	—		25.2		—		(100.0)
Sulfuric Acid	132.0		62.5		41.6		111.2
Others	354.7		202.5		—		75.2
Total	Ps.	20,187.1	Ps.	16,592.9	Ps.	16,459.6	21.7

Note: Numbers may not total due to rounding.
(1) Excludes value added tax.
(2) Figures are stated in nominal pesos.
Source: Grupo Fertinal, S.A. de C.V. Group.
There was an increase of 20.2% in the production of phosphate products compared to 2024. This increase was mainly due to the recovery of capacity at the Lázaro Cárdenas complex, as well as the establishment of a maquila contract which led to longer operating windows to continue infrastructure maintenance. Additionally, there was a 7.4% decrease in the production of nitrogen products in 2025 compared to 2024, mainly due to a decrease in low-density nitrate production, resulting from the contraction in the country's mining industry due to the cancellation of concessions and strikes at some sites. Overall phosphate and nitrate production capacity increased by 42.1% compared to 2024, mainly due to the increase in available operating days compared to the previous year, when maintenance activities reduced operating days.
Production of other products decreased by 81.2% in 2025 compared to 2024. This category consists of intermediate products that are marketed as part of a cost-containment strategy or to take advantage of downtime at the granulation plants. The decrease in 2025 was primarily due to a decrease in sulfuric acid exports of 232.4 thousand metric tons; in 2025, 100% of the sulfuric acid produced was consumed internally in the production of phosphates, and incremental production was curtailed to contain operating costs, primarily as a result of elevated sulfur costs. This was partially offset by a 13.2% increase in finished product output (phosphates and nitrates), from 659.1 thousand tons in 2024 to 745.8 thousand tons in 2025.
Sales in the phosphate and nitrogen product lines increased by 15.2% and 22.1%, respectively, in 2025 compared to 2024, mainly due to the increase in the volume traded and, to a lesser extent, to the increase in the selling prices of finished products from 2024 to 2025.
In terms of sales by market, the same trend was observed in 2025 as in 2024, with sales in the national market prevailing over sales in foreign markets. In 2025, the distribution of sales in the national market compared to foreign markets increased, reaching 85.2%, compared to 81.5% in 2024, of total sales in the domestic market and 14.8%, compared to 18.5% in 2024, in the foreign market, with sales in the national market being 21.7% higher in 2025 versus 2024. Such increase in sales to the domestic market, as well as the decrease in foreign markets, was mainly due to the limitation in the volume of sales in foreign markets caused by the decrease in imports volume of finished products to sell in foreign markets and increased sales to the Mexican Government for the Fertilizantes para el Bienestar (“Fertilizers for Welfare”) program.

Sales Distribution of Grupo Fertinal, S.A. de C.V.’s

	Year ended December 31 (in millions of pesos)
Market	2025		% in sales	2024		% in sales	2023		% in sales	Variation in sales share 2025-2024
Export	Ps.	3,512.1	14.8	Ps.	3,756.4	18.5	Ps.	2,412.9	12.8	(6.5)%
Domestic	Ps.	20,187.1	85.2	Ps.	16,592.9	81.5	Ps.	16,459.6	87.2	21.7%
Total	Ps.	23,699.2	100.0	Ps.	20,349.3	100.0	Ps.	18,872.5	100.0	16.5%

Note: Numbers may not total due to rounding.
Excludes value added tax.
Figures are stated in nominal pesos.
Source: Grupo Fertinal, S.A. de C.V. Group.
In 2025, our global average operational production capacity was 68.5%, a decrease compared to the 79.6% production capacity registered in 2024. This decline was primarily driven by increased downtime across production units during fiscal year 2025. Capacity utilization is expected to improve upon completion of the ongoing investment projects in the production units, which are designed to increase output capacity and reduce downtime.
Before 2025, initiatives and projects were developed with funds given by Pemex Industrial Transformation (which was dissolved on March 19, 2025, with its assets, liabilities, rights and obligations assumed by Petróleos Mexicanos) with the objective of recovering the productive capacity of Grupo Fertinal, S.A. de C.V., by increasing production volumes and reducing production costs in the coming years. Operational improvements and cash flow management allowed Grupo Fertinal, S.A. de C.V. to continue advancing in the capacity recovery program using resources from its operations during fiscal year 2025.
Since 2019, Grupo Fertinal, S.A. de C.V. has participated in the Mexican Government’s Fertilizers for Welfare program pursuant to which it distributes DAP and urea fertilizer products to rural communities in Mexico. In 2025, Grupo Fertinal, S.A. de C.V. distributed 1,150 thousand metric tons of fertilizer under this program.
Collaboration and Other Agreements
On March 24, 2020, we entered into a technological and scientific collaboration agreement with the Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development, or “SADER”) for Grupo Fertinal, S.A. de C.V. to carry out activities to support the acquisition, supply and distribution of fertilizers and the provision of technical, legal and human resources within the Fertilizers for Welfare program until September 30, 2024. Such agreement is non-commercial and there is no transfer of resources among the parties. In 2024, we amended and extended the collaboration agreement with SADER until 2046. Grupo Fertinal, S.A. de C.V. will continue its participation in the Fertilizers for Welfare Program during fiscal year 2026.

Deer Park Refining Limited Partnership
Deer Park's core activity is the sale of refined products to third parties.
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
• Reforming processes. These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, we use reforming processes to convert low octane gasoline into higher octane stocks that are suitable for blending into finished gasoline and to convert naphtha into more volatile, higher-octane products.
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
These production processes together constitute our production capacity as set forth in the table below.

Deer Park Capacity by Production Process

	At December 31,
	2025	2024	2023
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	340	340	340
Vacuum distillation	180	180	180
Cracking	75	75	75
Reforming	70	69	69
Hydrotreatment	394	389	384
Alkylation	21	21	21
Coking	96	96	96

Source: Deer Park's statistical and accounting information systems.
Production
We produce a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, aromatics and other refined products. In 2025, we produced 307.6 thousand barrels of refined products per day.
The following table sets forth, by category, our production of petroleum products for the years ended December 31, 2025, 2024 and 2023.

Deer Park Production

	At December 31,
	2025	2024	2023
	(in thousands of barrels per day)
Refinery Crude Oil Runs	261.3	271.9	259.0

Refined Products
Liquefied petroleum gas	10.8	9.0	6.1
Gasoline
RUL	106.3	116.7	94.3
PUL	9.6	4.2	19.0
Gasoline Components	6.2	7.4	12.6
Total	122.1	128.3	125.9
Jet fuel	27.8	29.1	22.5
Diesel
Ultra-Low Sulfur Diesel	93.5	99.1	90.1
Heavy Oils and Residuals	8.8	10.9	9.8
Coke	18.4	19.5	23.2
Aromatics	13.4	13.2	10.5
Process Gases	12.9	12.9	13.0
Total refined products	307.6	322.1	301.1

Note: Numbers may not total due to rounding.
Source: Deer Park's statistical and accounting information systems.
Our refining production mostly consists of gasoline, diesel and heavy oils. In 2025, gasoline represented 39.7%, diesel fuel represented 30.4%, jet fuel represented 9.0%, LPG represented 3.5% and heavy oils represented 2.9% of total petroleum products production. The remainder, 14.5% of our production, consisted of a variety of other refined products.
Variable Refining Margin
During 2025, Deer Park Refining Limited Partnership recorded a variable refining margin of U.S.$8.4 per barrel. The margin for 2025 increased by U.S.$1.1 from U.S.$7.3 in 2024 primarily due to the impact of a one-time Shell Oil contract volume reduction charge of U.S.$114 million.
Deer Park Sales
The following table sets forth Deer Park's sales volumes:

Value of Deer Park’s Sales

	At December 31,
	2025			2024
	(in thousands of barrels per day)	(in millions of U.S. dollars)		(in thousands of barrels per day)	(in millions of U.S. dollars)
Refined Products
Gasoline
RUL	108.7	U.S.$	3,126.2	117.0	U.S.$	4,011.3
PUL	9.7	312.1		4.6	164.7
Components	8.4	176.2		7.8	190.7
Total	126.8	U.S.$	3,614.5	129.4	U.S.$	4,366.7

LPG	13.0	U.S.$	161.4	11.4	U.S.$	147.3
Jet Fuel	27.4	899.8		28.4	1,028.6
Diesel
Ultra-Low Sulfur Diesel	95.0	U.S.$	3,108.1	99.0	U.S.$	3,534.9
Heavy oils and Resids	14.1	356.2		13.2	381.8
Coke	18.2	84.3		24.0	98.1
Aromatics	13.4	403.1		15.3	499.5
Process Gases	12.9	105.5		12.9	77.9
Total Refined Products	320.7	U.S.$	8,732.9	333.7	U.S.$	10,134.8

Note: Numbers may not total due to rounding.
Source: Deer Park's statistical and accounting information systems.
Deer Park's Capital Expenditures and Budget
Investments
Deer Park’s Capital Expenditures

	Year ended December 31,
	(in millions of U.S. Dollars)
	2025		2024		2023		Forecast 2026
Capital Projects	U.S.$	118.8	U.S.$	102.9	U.S.$	102.9
Catalyst	29.6		14.3		20.9
Turnaround	246.9		113.1		61.5
Total Capital Expenditures	U.S.$	395.3	U.S.$	230.3	U.S.$	185.3
Forecast Capital Expenditures 2026							U.S.$	227.0

Source: Deer Park's statistical and accounting information systems.

Logistics Operations (formerly Pemex Logistics)
Prior to March 19, 2025, our Logistics segment operated through the productive state-owned subsidiary Pemex Logistics and provided land, maritime and pipeline transportation, as well as storage and distribution services, to certain of our subsidiaries, local gas stations and distributors. Effective March 19, 2025, in connection with the enactment of the 2025 Petróleos Mexicanos Law, Pemex Logistics has been dissolved and all of its assets, liabilities, rights and obligations were assumed by Petróleos Mexicanos. Pursuant to our New Organic Statute, logistics activities are now conducted through our Logistics Operations business line as part of our Other Operating Subsidiary Companies segment. For more information, see “Special Note Regarding Mexican Energy Reform” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.”
Transportation of Crude Oil and Refined Products
During 2025, we injected 1,535.6 thousand barrels per day of crude oil and petroleum products into our pipelines, representing a 7.9% decrease as compared to 2024, when we injected 1,667.0 thousand barrels per day, primarily due to a decrease in crude oil processing at the Madero, Minatitlán and Salamanca refineries.
During 2025, we injected 114.9 thousand barrels per day of LPG, representing an 11.6% decrease as compared to the 130.0 thousand barrels per day of LPG injected in 2024, primarily due to lower transportation and delivery requirements in our Industrial Processes segment at terminals and interconnections associated with the LPG pipeline transportation system. Additionally, we injected 5.0 thousand barrels per day of petrochemicals in 2025, an increase of 117.4% as compared to the 2.3 thousand barrels per day we injected in 2024. This increase was mainly driven by higher demand for isobutane at the Minatitlán and Salina Cruz refineries.
In 2025, we transported a total of 2,350.9 thousand barrels per day of petroleum products, of which 1,655.5 thousand barrels per day (70.4%) were transported through pipeline systems, 454.7 thousand barrels per day (19.4%) were transported by land (381.5 thousand barrels per day by tank truck and 73.2 thousand barrels per day by tank car) and the remaining 240.7 thousand barrels per day (10.2%) were transported by tankers.
Treatment and Primary Logistic

In 2025, we received an average of 1,175.2 thousand barrels per day of crude oil for treatment, which consists of dehydration and desalination, representing a decrease of 1.3% as compared to 1,190.4 thousand barrels per day in 2024. This decrease was primarily due to lower crude oil deliveries from our Exploration and Extraction segment. During the same period, we transported an average of 1,091.7 thousand barrels of crude oil per day to the National Refining System, through Nuevo Teapa and TASP Pajaritos and 198.7 thousand barrels of crude oil were delivered to the export terminals.
During 2025, we transported an average of 2,583.1 million cubic feet per day of non-processed natural gas through the Altamira, Misión, Santuario and Gas Marino Mesozoico transportation systems, representing a 4.3% decrease compared to the 2,700.5 million cubic feet per day in 2024, primarily due to lower availability of unprocessed natural gas shipments from our Exploration and Extraction segment. In addition, we transported an average of 13.1 thousand barrels per day of condensate through the Misión and Condensado Terrestre Sur transportation systems, representing 12.1% decreased compared to 14.9 thousand barrels per day in 2024, primarily due to lower product availability from our Exploration and Extraction segment.
During 2025, we recorded 36 leak and spill events (16 in pipelines and 20 in industrial installations), one of which had a moderate impact, meaning that less than 10m3 of product was spilled and the affected area was less than 10,000m2, while the remaining events were not considered significant.
Open Season
Since 2017, under the guidelines issued by the CRE, Pemex Logistics (our former subsidiary entity) began participating in “Open Season” auctions, which are intended to be transparent and competitive auctions for access to our pipelines and storage infrastructure, wherein any participant can compete to offer its services.
In line with our new legal regime as a public state-owned company under the Energy Reform Decree, the Secondary Legislation now prioritizes our participation in the domestic hydrocarbons industry. As part of this change, the Hydrocarbons Sector Law repealed the prior Hydrocarbons Law and eliminated the open access obligations that had applied to pipeline transportation, storage and distribution infrastructure. Accordingly, as of the date of this report, we are no longer subject to the Open Season mechanism for such infrastructure. For more information, see “Special Note Regarding Mexican Energy Reform” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.”
Transport and Distribution
Our pipelines connect crude oil and natural gas production centers with refineries and petrochemical plants, as well as with our storage terminals located in Mexico’s major cities. At the end of 2025, the pipeline network measured approximately 17,361.2 kilometers in length, of which 13,367.5 kilometers are currently in operation and 3,993.7 kilometers are temporarily out of service due to lower production in the field where such pipeline is located or because the transportation service is irregular, which makes its use unprofitable. Once circumstances are more favorable, the pipeline’s status is changed to operational. As of the date of this annual report, we are analyzing 3,535.9 kilometers of the 3,993.7 kilometers of pipelines that are temporarily out of operation to determine potential alternatives for their future use.
As of December 31, 2025, our pipeline network was distributed as follows:

Transported Product	Length (km)
Petroleum products	8,301.2
Crude Oil	5,237.2
LP Gas	1,477.9
Chemicals	309.8
Petrochemicals	1,824.4
Fuel Oil	130.5
Jet Fuel	80.2
Total	17,361.2
We implemented a management plan for pipeline devices, which requires maintaining detailed documentation of pipeline conditions to optimize investments focused on maintenance. The pipeline integrity management plan is based on what is established in Chapter IV of the "General Administrative Provisions that support the Guidelines on Industrial Safety, Operational Safety and Environmental Protection, for land transport by means of Oil, Petroleum and Petrochemical
Pipelines" (DAGs), taken in turn from NOM-027-SESH-2010, as well as API RP 1160 standards for liquid hydrocarbons, and contemplates the following stages:
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
We have made considerable progress towards meeting the General Administrative Provisions that establish the guidelines on the DAGs requirements on risk assessment and pipeline integrity described in Chapter VI of the DAGs. As of December 31, 2025, we have analyzed 100% of our network of logistics pipelines. The risk and integrity analyses are conducted on a yearly basis, in order to keep all the integrity management plans updated. In addition, we have implemented several measures related to our pipeline integrity management plan, including by collecting information to create pipeline databases.
The results of our risk evaluation are as follows:

High Risk	0.0	kilometers
Medium Risk	8,626.2	kilometers
Low Risk	8,735.0	kilometers
Although we maintain a pipeline integrity management strategy focused on the integrity and operation of our transportation pipeline systems, we recorded 99 leaks and spills in 2025, compared to 92 incidents recorded in 2024.
The transportation of crude oil, liquefied petroleum gas and other products through the pipeline network is subject to various risks, including risk of leakage and spills, explosions and fuel theft. In 2025, we spent a total of Ps.471.1 million for the rehabilitation and maintenance of our pipeline network, and we have budgeted Ps.2,489.1 million for these expenditures in 2026. This increase in budgeting was primarily due to greater availability of financial resources, which allowed us to expand rehabilitation and maintenance activities across our pipeline network. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Operations—We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, criminal acts, blockades to our facilities and deliberate acts of terror that could adversely affect our business, results of operations and financial condition” and “—Business Overview—Environmental Liabilities” above.
Fleet Developments
In July of 2013, as part of a plan to modernize our fleet, we signed an agreement with the Secretaría de Marina Armada de México (Mexican Navy, or “SEMAR”), valued at Ps.3,212.1 million (U.S.$250.0 million), for the construction of 22 vessels for Pemex Industrial Transformation, which formally operated through Pemex Refining. This agreement initially included construction of 16 tugboats, three multipurpose vessels and three barges, but was amended in 2016 to remove the construction of the three barges and to extend the final delivery date to January 2022. On March 26, 2021, the Mexican Navy and Petróleos Mexicanos agreed to reduce of the scope of the agreement in two supply orders. This transaction is now valued at Ps.5,052 million. As of December 31, 2025, of the 19 vessels contemplated under the amended scope of the agreement, two remain retained by the Mexican Navy as compensation for outstanding amounts related to services received by us. Of the remaining 17 vessels committed for delivery, 16 have been delivered and one is pending delivery, scheduled for completion during the first four months of 2026.
As of December 31, 2025, we owned 16 refined product tanker vessels. We also have 21 tugboats, three supplier vessels, 1,800 tanker trucks and 369 tanker cars, as well as 73 storage and distribution terminals, 11 liquefied gas terminals, five maritime terminals and 11 dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute the hydrocarbons transportation and distribution infrastructure.
As of December 31, 2025, our fleet of refined product tankers included 16 vessels, all owned by us, with a transportation capacity of 5,000 thousand barrels per day. Of these vessels, 37.5% are located on the Pacific coast and the other 62.5% in the Gulf of Mexico. In the Pacific coast, 85.6% of total capacity is allocated to the transportation of distillates, while 14.4% is used for fuel oil and heavy diesel. In the Gulf of Mexico, 81.3% of total transport capacity is allocated to distillates and 18.7% to fuel oil and heavy diesel.
Logistics Capital Expenditures and Budget
Our Logistics Operations business line invested Ps.5,372.0 million in capital expenditures in 2025 and has budgeted Ps.8,954.0 million in capital expenditures for 2026.
The following table sets forth our Logistics Operations business line’s capital expenditures, excluding non-capitalizable maintenance, for each of the three years ended December 31, 2023, 2024 and 2025, as well as the budget for 2026. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.
Logistics Operations’ Capital Expenditures

	Year ended December 31,(1)						Budget 2026 (2)
	2025		2024		2023
	(in millions of pesos) (3)
Logistics Operations
Marine Terminal Dos Bocas – CCC Palomas Corridor	Ps.	756	Ps.	668	Ps.	904	Ps.	102
Maintenance of the Southern Ground Oil Transportation System	712		280		60		890
Maintenance of Gas Marino-Mesozoico Transportation Systems 2023-2027	646		754		1,060		1,082
Rehabilitation of the Pemex Logistics Vessel Tanks	605		359		—		380
Maintenance of Pipeline Transportation Systems Permit 5 Oil Pipeline Transportation for the Southern Zone System Gulf Midwest	521		502		1,041		976
Maintenance of the Pipeline Transportation System, Permission No. 7 Pipelines 2023-2027	455		502		76		894
Implementation, Rehabilitation, Updating and/or Modernization of the Measurement and Quality Systems of the Facilities and the Pipeline Transportation Systems of the North Primary Treatment and Logistics Operations Management	213		—		—		49
Maintenance to the Pipeline Transportation Systems Permission 4 North	192		224		311		—
Maintenance of Mission Pipeline Transportation Systems: Gas and Condensates	188		162		154		646
Capitalizable Maintenance of the Storage Terminal and Port Services in Tuxpan, Veracruz	186		33		84		129
Capitalized Maintenance to 5 TAD under Center Regional Logistics Management: TAD 18 de Marzo, Añil, Barranca del Muerto, San Juan Ixhuatepec and Toluca	170		193		79		—
Capitalized Maintenance for the Pajaritos Storage and Port Services Terminal and Pajaritos Storage and Dispatch Terminal	122		253		614		281
Maintenance of the North Ground Oil Treatment System	108		190		241		537
Operational Reliability in the Assets of the Pipeline Sub-Directorate	98		109		105		62
Maintenance of the Altamira Pipeline Transportation Systems: Raw Oil and Gas	59		296		349		263
Capitalizable Maintenance to the Storage and Port Services Terminal: Salina Cruz and marine pipelines of Storage and Port Services Management	16		—		—		148
Major Rehabilitations for the Sustaining of the Vessels of the Major Fleet Assigned to Pemex Logistics	5		48		146		—
Maintenance of Pipeline Monitoring, Control Systems and Flow Measurement Systems of the National Distribution Network of Pemex Refineries	—		96		141		—
Maintenance of the Navy Repair Center	—		73		109		—
Maintenance of Pipeline Transportation Systems Liquefied Petroleum Gas Permit	—		42		82		—
Maintenance of Marine Terminal Dos Bocas	—		39		155		—
Maintenance of Pipeline Transportation Systems Permission 7 Crudos	—		38		364		—
Capitalized Maintenance to 7 Storage Terminals under Pacific Regional Logistics Management: TAD Rosarito, Ensenada, Mexicali, Topolobampo, Mazatlán, Culiacán and Guamúchil	—		1		203		—
Rehabilitations of Support Vessels for the Nautical Operation Assigned to Pemex Logistics	—		1		20		—
Integrity Diagnostics and Adequacy of the Instrumented Safety Systems and the Basic Control of the Southeast Pumping Stations	—		—		764		—
Sustainability of the TARs Security, Measurement, Control and Automation systems	—		—		89		—
Evaluation and Rehabilitation of the Mechanical Integrity on Poza Rica-Salamanca, and Nuevo-Teapa-Tula Pipelines	—		—		80		—
Maintenance and Safety at Liquefied Gas Terminals	—		—		74		—
Replacement of Vessel Tanks Nuevo Pemex I, II, III and IV by Acquisition and/or Leasing	—		—		70		—
Restoration, Standardization and Adaptation of the Docks of the TOMP Salina Cruz	—		—		50		—
Altamira Integral System Maintenance Case	—		—		47		—
Restoration, Standardization and Adaptation of the Docks of the TOMP Pajaritos	—		—		31		—
Maintenance of 7 Storage Terminals of the Pacific Regional Logistics Management: TAD Acapulco, Colima, El Castillo, Lázaro Cárdenas, Manzanillo, Tepic, Zapopan	—		—		8		—
Maintenance of 5 Terminals: TAD Poza Rica, Tierra Blanca, Jalapa, Perote and Veracruz	—		—		6		—
Capitalized Maintenance to 7 Storage Terminals under North Regional Logistics Management: TAD Santa Catarina, Chihuahua, Cd. Juárez, Parral, Saltillo, Gómez Palacio Durango	—		—		2		—
Maintenance of 7 Storage Terminals under Pacific Regional Logistics Management: TAD Obregón, Guaymas, Hermosillo, La Paz, Magdalena, Navojoa and Nogales and 2 Storage and Port Services Terminals (TASP) Guaymas and La Paz	—		—		1		—
Capitalized Maintenance – Pajaritos Storage & Dispatch Terminal (2025–2029)	—		—		—		1,137
Acquisition of Industrial Safety, Occupational Health & Environmental Equipment	—		—		—		769
Others	320		290		235		609
Total	Ps.	5,372	Ps.	5,153	Ps.	7,755	Ps.	8,954
Notes: Numbers may not total due to rounding.
TM = Terminal Marítima (Marine Terminal).
TOMP = Terminal de Operación Marítima y Portuaria (Maritime and Port Operation Terminal).
TAD = Terminal de Almacenamiento y Distribución (Storage and Distribution Terminal).
CERENAV = Centro de Reparaciones Navales (Naval Repair Center).
(1)Amounts based on cash basis method of accounting.
(2)Amended budget was authorized on February 27, 2026. The original budget was published in the Official Gazette of the Federation on November 21, 2025.
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
In 2025, we provided operation and maintenance services at four CENAGAS compression stations and two CENAGAS regulation and measurement stations for which we obtained compensation in the amount of Ps.120 million.

International Trading
PMI and the PMI Subsidiaries conduct international commercial activities for our crude oil, refined and petrochemical products, with the exception of natural gas, which is marketed directly by us. The PMI Subsidiaries’ main objectives are to assist in maximizing our profitability and optimizing our operations through international trade. The PMI Subsidiaries facilitate our link with international markets and pursue new business opportunities by marketing PEMEX’s required or produced products internationally. PMI and the PMI Subsidiaries manage the international sales of our crude oil and petroleum products and acquire in the international markets the petroleum products required to satisfy domestic demand. Sales of our crude oil are carried out through PMI. Trading of petroleum products in the international markets is carried out through P.M.I. Trading DAC, which also performs third-party trading, transportation and risk management activities in alternative markets (customers and suppliers other than us).
Exports and Imports
As of December 31, 2025, PMI purchased crude oil from our Exploration and Extraction segment and then sold it to PMI’s customers. PMI sold an average of 580.6 thousand barrels of crude oil per day in 2025, which represented 35.9% of our total crude oil production, inclusive of condensed crude oil production and exclusive of amounts produced in conjunction with other partners.
The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2025		2024		2023		2022		2021
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by Volume)
Olmeca(1) (API gravity of 38.0°-39.0°)	74.3	12.8	42.6	5.3	15.4	1.5	—	—	—	—
Isthmus(2) (API gravity of 32.0°-33.0°)	114.8	19.8	231.4	28.7	420.5	40.7	289.5	30.4	181.4	17.8
Zapoteco(3) (API gravity of 29.0°-29.9°)	14.2	2.5	55.1	6.9	8.1	0.8	—	—	—	—
Maya (API gravity of 21.0°-22.0°)	366.0	63.0	462.9	57.3	571.9	55.4	639.5	67.1	796.8	78.3
Altamira (API gravity of 16.0°-17.5°)	11.3	1.9	14.2	1.8	16.9	1.6	17.5	1.8	18.5	1.8
Talam(4) (API gravity of 15.8º-16.0°)	—	—	—	—	—	—	6.7	0.7	21.6	2.1
Total	580.6	100%	806.2	100%	1,032.8	100%	953.2	100%	1,018.3	100%

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
(2)Includes Mexican Blend Salina Cruz (MXB SC) crude oil. Due to the increase in light and super light crude oil production, and the need expressed by Pemex, MXB SC crude oil began to be exported in March 2023.
(3)As of September 2023, MXB SC crude oil became known as "Zapoteco" crude oil, by its own price formula approved by the Board of Directors.
(4)During 2023, 2024 and 2025, we did not export Talam crude oil.
Source: PMI operating statistics as of December 31, 2025.

Year ended December 31,
2025	2024	2023	2022	2021
(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S.$	62.61	U.S.$	72.06	U.S.$	81.19	U.S.$	—	U.S.$	—
Isthmus(1)	64.03	73.45	72.86	92.04	67.44
Zapoteco(2)	64.91	72.70	77.89	—	—
Maya	59.85	68.87	69.54	88.10	65.51
Altamira	57.63	65.92	67.32	86.47	61.61
Talam	—	—	—	83.93	65.23
Weighted average realized price	61.11	70.57	70.97	89.24	65.78

(1)Does not include MXB SC crude oil.
(2)As of September 2023, MXB SC crude oil became known as "Zapoteco" crude oil, by its own price formula approved by the Board of Directors.
Source: PMI operating statistics as of December 31, 2025.
Geographic Distribution of Export Sales
As of December 31, 2025, PMI had 14 customers in six countries. In 2025, 59.2% of our crude oil export sales were to customers in the United States, which represented a 2.3% increase as compared to 2024.
The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2025. The table also presents the distribution of exports among PMI’s crude oil types for those years.
Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2025		2024		2023		2022		2021
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	343.8	59.2	458.6	56.9	719.5	69.6	637.9	66.9	578.8	56.8
Europe	157.1	27.1	176.7	21.9	140.1	13.6	113.0	11.9	141.9	13.9
Asia	79.7	13.7	169.7	21.0	173.2	16.8	202.3	21.2	297.6	29.3
Central and South America	—	—	1.1	0.2	—	—	—	—	—	—
Total	580.6	100.0	806.1	100.0	1,032.8	100.0	953.2	100.0	1,018.3	100.0
Olmeca (API gravity of 38.0°-39.0°)(1)
United States and Canada	2.7	0.5	8.9	1.1	5.5	0.5	—	—	—	—
Others	71.6	12.3	33.7	4.2	9.9	1.0	—	—	—	—
Total	74.3	12.8	42.6	5.3	15.4	1.5	—	—	—	—
Isthmus (API gravity of 32.0°-33.0°)
United States and Canada	93.1	16.0	153.5	19.0	284.6	27.5	197.4	20.7	146.6	14.4
Others	21.7	3.7	77.9	9.7	135.9	13.2	92.1	9.7	34.8	3.4
Total	114.8	19.7	231.4	28.7	420.5	40.7	289.5	30.4	181.4	17.8
Zapoteco (API gravity of 29.0° - 29.9°)
United States and Canada	1.3	0.2	10.2	1.3	2.7	0.3	—	—	—	—
Others	12.9	2.3	44.9	5.6	5.4	0.5	—	—	—	—
Total	14.2	2.5	55.1	6.9	8.1	0.8	—	—	—	—
Maya (API gravity of 21.0°-22.0°)
United States and Canada	235.5	40.6	271.8	33.7	409.8	39.7	417.6	43.8	398.9	39.2
Others	130.5	22.5	191.0	23.6	162.1	15.7	221.9	23.3	397.9	39.1
Total	366.0	63.1	462.8	57.3	571.9	55.4	639.5	67.1	796.8	78.3
Altamira (API gravity of 16.0°-17.5°)
United States and Canada	11.3	1.9	14.2	1.8	16.9	1.6	17.5	1.8	18.5	1.8
Others	—	—	—	—	—	—	—	—	—	—
Total	11.3	1.9	14.2	1.8	16.9	1.6	17.5	1.8	18.5	1.8
Talam (API gravity of 15.8° - 16.0 °)
United States and Canada	—	—	—	—	—	—	5.4	0.6	14.8	1.4
Others	—	—	—	—	—	—	1.3	0.1	6.8	0.7
Total	—	—	—	—	—	—	6.7	0.7	21.6	2.1

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
Source: PMI operating statistics as of December 31, 2025.
In total, we exported 580.6 thousand barrels of crude oil per day in 2025. We sell crude oil produced by us under a variety of contractual arrangements. We believe that our proved developed and proved undeveloped reserves will be sufficient to allow us to fulfill our supply commitments.
The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2025.
Volume of Exports and Imports

	Year ended December 31,
	2025	2024	2023	2022	2021	2025 vs. 2024
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca(1)	74.3	42.6	15.4	—	—	74.4
Isthmus(2)	114.8	231.4	420.5	289.5	181.4	(50.4)
Zapoteco(3)	14.2	55.1	8.1	—	—	(74.2)
Maya	366.0	462.8	571.9	639.5	796.8	(20.9)
Altamira	11.3	14.2	16.9	17.5	18.5	(20.4)
Talam(4)	—	—	—	6.7	21.6	—
Total crude oil	580.6	806.1	1,032.8	953.2	1,018.3	(28.0)
Natural gas(5)	0.6	0.7	0.7	0.7	0.8	(14.3)
Gasoline	0.6	2.3	5.6	8.0	6.8	(73.9)
Fuel Oil (9)	132.9	203.9	170.7	174.5	157.5	(34.8)
Diluent (9)	13.2	13.5	15.6	16.0	2.8	(2.2)
Diesel (9)	13.0	2.8	—	1.0	1.0	364.3
Coke (9)	17.1	2.8	—	—	—	510.7
Petrochemical products (6)	10.7	17.9	7.5	18.3	107.4	(40.2)
Imports
Natural gas(5)(7)	843.1	737.7	463.4	532.1	904.6	14.3
Gasoline(8)	337.3	397.5	419.1	421.6	341.1	(15.1)
Diesel (9)	81.2	137.5	173.6	175.1	102.6	(40.9)
Fuel Oil (9)	3.8	0.6	—	—	—	533.3
Jet Fuel (9)	52.1	59.2	55.8	54.4	34.3	(12.0)
Avgas (9)	0.3	0.4	0.4	0.4	0.4	(25.0)
Isobutane (9)	5.3	3.3	3.7	5.3	3.7	60.6
Liquefied Petroleum Gas (9)	83.7	82.1	76.1	77.1	66.9	1.9
Petrochemical products(6)	105.2	145.7	452.7	373.9	349.2	(27.8)

Note: Numbers subject to adjustment because crude oil exports may be adjusted.
Numbers may not total due to rounding.
(1) After being suspended in 2017, exports of Olmeca crude oil resumed in 2023.
(2) Includes Mexican Blend Salina Cruz (MXB SC) crude oil. Due to the increase in light and super light crude oil production, and the need expressed by Pemex, MXB SC crude oil began to be exported in March 2023.
(3) As of September 2023, MXB SC crude oil became known as "Zapoteco" crude oil, by its own price formula approved by the Board of Directors.
(4) During 2023, 2024 and 2025, we did not export Talam crude oil.
(5) Numbers expressed in millions of cubic feet per day.
(6) In thousands of tons.
(7) Includes the import of liquefied natural gas imports through Manzanillo.
(8) Includes gasolines and components.
(9) Prior to 2025, reported under the "Other petroleum products and LPG" line item.

Source: PMI operating statistics as of December 31, 2025, and Pemex BDI.
Crude oil exports decreased by 28.0% in 2025, from 806.1 thousand barrels per day in 2024 to 580.6 thousand barrels per day in 2025 mainly due to a lower availability of crude oil by Pemex and from increased crude oil processing and consumption by the National Refining System. We did not export Olmeca crude oil during 2021 and 2022, due to a lack of availability of Olmeca crude oil for export. However, in July 2023, the export of this type of crude in the international market resumed. In March 2023, the Mexican Blend Salina Cruz (MXB SC) crude began to be exported and, as of September 2023, it became known as "Zapoteco" crude oil, with its own price formula approved by the Board of Directors.
We import dry gas, a variety of natural gas, to complement our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. In 2025, we imported 843.1 million cubic feet per day of natural gas, an increase of 14.3% compared to the 737.7 million cubic feet per day we imported in 2024. This increase was mainly due to higher self-consumption of gas due to the consolidation of operations of the Olmeca Refinery.
In 2025, our imports of liquefied petroleum gas increased by 1.9% compared to 2024. Meanwhile, the value of our liquefied petroleum gas imports decreased by 0.4% due to reference prices.
PMI Trading buys and sells both refined products and petrochemical products, primarily under the following terms: Free on Board (FOB), Delivered at Frontier (DAF), Delivered Ex Ship (DES), Delivered at Place (DAP) and Cost and Freight (CFR).
The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2025.
Value of Exports and Imports(1)

	Year ended December 31,
	2025		2024		2023		2022		2021		2025 vs. 2024
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S.$	1,698.3	U.S.$	1,123.9	U.S.$	456.4	U.S.$	—	U.S.$	—	51.1
Isthmus(2)	2,682.8		6,221.1		11,135.3		9,724.6		4,464.8		(56.9)
Zapoteco(3)	337.8		1,465.3		231.5		—		—		(76.9)
Altamira	236.7		343.3		415.9		550.9		416.8		(31.1)
Maya	7,995.5		11,666.1		14,514.8		20,565.1		19,052.5		(31.5)
Talam	—		—		—		206.9		514.2		—
Total crude oil(4)	U.S.$	12,951.1	U.S.$	20,819.8	U.S.$	26,753.9	U.S.$	31,047.5	U.S.$	24,448.3	(37.8)
Natural gas	0.5		0.3		0.4		1.5		0.9		66.7
Gasoline	11.4		49.4		130.0		219.2		154.9		(76.9)
Fuel Oil (6)	2,585.9		4,513.9		3,583.5		4,407.3		3,227.5		(42.7)
Diluent (6)	327.6		321.7		400.2		489.4		58.4		1.8
Diesel (6)	416.0		107.7		—		47.8		31.5		286.3
Coke (6)	56.0		6.3		—		—		—		788.9
Petrochemical products	3.1		6.3		2.5		13.0		68.5		(50.8)
Total natural gas, petroleum and petrochemical products	U.S.$	3,400.5	U.S.$	5,005.6	U.S.$	4,116.6	U.S.$	5,178.2	U.S.$	3,541.7	(32.1)
Total exports	U.S.$	16,351.6	U.S.$	25,825.4	U.S.$	30,870.5	U.S.$	36,225.7	U.S.$	27,990.0	(36.7)

Imports
Natural gas	1,152.9		719.8		546.1		1,360.0		2,196.4		60.2
Gasoline(5)	11,097.2		14,968.4		17,360.5		20,332.3		10,618.2		(25.9)
Diesel (6)	2,784.7		5,168.6		7,475.9		9,633.0		2,989.7		(46.1)
Fuel oil (6)	112.9		17.0		—		—		—		564.1
Jet fuel (6)	1,835.4		2,310.6		2,526.8		2,887.4		1,050.6		(20.6)
Aviation gasoline (6)	16.2		21.0		22.4		27.5		21.5		(22.9)
Isobutane (6)	115.0		86.7		87.5		156.1		91.6		32.6
LPG (6)	1,283.8		1,289.3		1,100.7		1,534.9		1,291.6		(0.4)
Petrochemical products	92.8		602.7		2,137.5		1,714.4		881.0		(84.6)
Total imports	U.S.$	18,490.9	U.S.$	25,184.1	U.S.$	31,257.4	U.S.$	37,645.6	U.S.$	19,140.6	(26.6)
Net exports (imports)	U.S.$	(2,139.3)	U.S.$	641.3	U.S.$	(386.9)	U.S.$	(1,419.9)	U.S.$	8,849.4	(433.6)

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
(2)Includes Mexican Blend Salina Cruz (MXB SC) crude oil. Due to the increase in light and super light crude oil production, and the need expressed by Pemex, MXB SC crude oil began to be exported in March 2023.
(3)As of September 2023, MXB SC crude oil became known as "Zapoteco" crude oil, by its own price formula approved by the Board of Directors.
(4)Crude oil exports are subject to further adjustment.
(5)Includes gasolines and components.
(6)Prior to 2025, reported under the "Other petroleum products and LPG" line item.
Source: PMI operating statistics as of December 31, 2025, which are based on information in bills of lading and BDI.
In 2025, imports of natural gas increased in value by 60.2% compared to 2024, primarily as a result of an increase in the price. During 2025, imports of gasoline decreased by 25.9%, mainly due to higher domestic gasoline production, resulting from the strategy implemented to achieve energy self-sufficiency in the country.
The following table describes the composition of our exports and imports of selected refined products for the three years ended December 31, 2025.
Exports and Imports of Selected Petroleum Products

	Year ended December 31,
	2025		2024		2023
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Exports
Gasoline	0.6	0.3	2.3	1.0	5.6	2.9
Fuel oil	132.9	75.2	203.9	90.5	170.7	89.0
Diluent (3)	13.2	7.5	13.5	6.0	15.6	8.1
Diesel (3)	13.0	7.4	2.8	1.2	0.0	—
Coke (3)	17.1	9.7	2.8	1.2	0.0	—
Total	176.8	100.0%	225.3	100.0%	191.9	100.0%
Imports
Gasoline(1)	337.3	59.8	397.5	58.4	419.1	57.5
Fuel Oil	3.8	0.7	0.6	0.1	0.0	—
Liquefied petroleum gas(2)	83.7	14.8	82.1	12.1	76.1	10.4
Diesel	81.2	14.4	137.5	20.2	173.6	23.8
Jet fuel (3)	52.1	9.2	59.2	8.7	55.8	7.7
Isobutane (3)	5.3	0.9	3.3	0.5	3.7	0.5
Aviation gasoline (3)	0.3	0.1	0.4	0.1	0.4	0.1
Total	563.7	100.0%	680.6	100.0%	728.7	100.0%

Notes: Numbers may not total due to rounding.
tbpd = thousand barrels per day.
(1)Includes premium gasoline, regular gasoline, premium components and naphthas.
(2)Includes butanes and propane.
(3)Prior to 2025, reported under the "Other petroleum products and LPG" line item.
Source: Pemex BDI.
In 2025, exports of petroleum products decreased by 21.5%, from 225.3 thousand barrels per day in 2024 to 176.8 thousand barrels per day in 2025, mainly due to lower export volumes of (natural) gasoline and fuel oil. Imports of the main petroleum products declined by 17.2%, from 680.6 thousand barrels per day in 2024 to 563.7 thousand barrels per day in 2025, primarily because of lower import volumes of gasoline and diesel.
Exports of petroleum products decreased in value by 32.1% in 2025, in comparison with 2024, primarily due to lower volumes and lower reference prices. In 2025, imports of petroleum products decreased in value by 26.6%, also reflecting lower reference prices and lower import volumes.
The Secretary of Energy did not enter into any further agreements to reduce or increase crude oil exports and production, during 2024 and 2025. See “Item 4—Information on the Company—Trade Regulation, Export Agreement and Production Agreements” below.
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
Gas Stations in the United States
In 2025, there were a total of 25 service stations operating under the PEMEX licensing agreement program in the United States, five in the state of Texas and 20 in the state of California. The fuel supply at these gas stations is derived from the United States wholesale market, and the retail selling prices are subject to the local market conditions in the locations of each service station.
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
In 2025, Gasolinas Bienestar, S.A. de C.V. exported 15.0 thousand barrels per day of crude oil per day and 2.2 thousand barrels of petroleum products per day, amounting to Ps.9.5 billion (U.S.$0.5 billion). Such sales represented 3.1% of our total exports of crude oil and 1.8% of our total sales of petroleum products, respectively. Sales by Gasolinas Bienestar, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.
Effective March 31, 2026, Gasolinas Bienestar, S.A. de C.V. was renamed Servicios Logísticos Integrales Mumiya, S.A. de C.V. and continues to operate under such new legal name as of the date of this annual report.
PEMEX Corporate Matters
In addition to our operating activities that we undertake through our subsidiary companies, we have certain centralized corporate operations that coordinate general labor, safety, insurance and legal matters.
Industrial Safety and Environmental Protection
Our Office of Planning, Coordination, Performance and Sustainability is responsible for planning, conducting and coordinating programs to:
•promoting an organizational culture based on safety, environmental protection and the efficient and rational use of energy;

•ensuring the protection of personnel and the reliability of our facilities through the management of operational risk;
•reducing risks for communities located around our facilities; and
•minimizing environmental impacts resulting from our operations and reducing greenhouse gas emissions.
We seek to strengthen industrial safety management and environmental performance across each of our business segments. To that end, the areas responsible for industrial safety and environmental protection within these segments maintain close coordination with the Office of Planning, Coordination, Performance, and Sustainability in order to promote sustainable performance focused on continuous improvement and the comprehensive management of risks inherent to operational processes.
Insurance
We maintain damage and liability insurance coverage for our properties, such as refineries, processing plants and gas processing and distribution centers, pipelines and storage facilities, as well as for all of our offshore assets, such as drilling platforms, rigs, gas gathering systems, and for the fleet of vessels for product transportation and support of maritime operations.
Our insurance covers risks of sudden and accidental physical damage to or destruction of our properties, as well as risk of sudden and accidental physical loss, including as a consequence of purposeful terrorist acts and sabotage. This insurance also provides coverage for the contents of pipelines, storage facilities and packaged products, and any of our liabilities arising from such acts. Our insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnity insurance for our full marine fleet, in addition to life insurance for employees, automobile and heavy equipment insurance, cargo and transportation insurance, as well as insurance against all risks in construction for minor works or assemblies on assets in operation and insurance to protect against illegal acts.
In accordance with Mexican law, we have entered into all of our insurance contracts with Mexican insurance carriers. These policies have limits of U.S.$1.8 billion for onshore property including the entire Deer Park facilities, U.S.$1.9 billion for offshore property, U.S.$0.3 billion for extraordinary costs related to the operation of offshore wells, U.S.$1.1 billion for onshore and offshore liabilities, U.S.$0.5 billion for offshore terrorist acts and U.S.$0.5 billion for onshore terrorist acts, plus U.S.$1.0 billion for liabilities associated with the operation of vessels.
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
All of our insurance policies are reinsured through IKAL Insurance Company AG (which we refer to as IKAL and was formerly Kot Insurance). IKAL is a wholly owned subsidiary company that was originally formed in 1993 under the laws of Bermuda as Kot Insurance Company, Ltd. and was subsequently organized under the laws of Switzerland in 2004. IKAL is used as a risk management tool to structure and distribute risks in the international reinsurance markets. IKAL reinsures policies held through our local insurance carriers and maintains control over the cost and quality of the insurance covering our risks.
IKAL reinsures over 80% of its reinsurance policies with unaffiliated third party reinsurers. IKAL carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and creditworthiness. IKAL maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. As of December 31, 2025, IKAL’s net risk retention is approximately U.S.$615 million spread across different reinsurance coverages to mitigate potential aggregation factors.

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
This program aims to promote a culture of ethics and compliance with applicable national and international laws, treaties, and regulations specific to the oil and gas sector. It is structured around four pillars: (i) Ethics and Integrity, (ii) Anti-Corruption, (iii) Legal Compliance and (iv) Transparency and Protection of Personal Data. The program seeks to implement various strategies and lines of action to build trust in commercial relationships with third parties and society at large. The General Counsel of Petróleos Mexicanos provides annual progress reports to the Board of Directors of Petróleos Mexicanos and semiannual reports to the Sustainability Committee concerning the implementation of Pemex Complies.
To enhance and guide the implementation of the Pemex Complies program, the Board of Directors of Petróleos Mexicanos approved an amendment to the Organic Statute of Petróleos Mexicanos on April 27, 2021. This amendment was published in the Official Gazette of the Federation on May 7, 2021. It strengthens certain existing functions and introduces new responsibilities for the Legal Department of Petróleos Mexicanos, aligning them with those typically handled by a compliance officer in accordance with international best practices. This effort is managed by the Legal Management of Legal Compliance. Our current Organic Statute of Petróleos Mexicanos, approved in 2025, preserves the provisions introduced by the 2021 amendment, ensuring continuity, institutionalization, and alignment with the company’s integrity, risk prevention, and regulatory compliance objectives.
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

Sustainability Committee
On December 13, 2022, our Board of Directors established our Sustainability Committee through Resolution CA-134/2022.
Our Sustainability Committee is responsible for making recommendations to our Board of Directors regarding the adoption and monitoring of international best practices, standards and certifications related to environmental, social and governance matters, as well as any other matter related to sustainability. Other responsibilities include:
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
Our sustainability plan and our corporate sustainability reports can be consulted at https://www.pemex.com/en/about-pemex/Documents/pemex_sustainability_plan.pdf and https://www.pemex.com/etica_y_transparencia/transparencia/informes. The contents of our website, our Sustainability Plan and our sustainability reports are not part of this annual report.
Collaboration and Other Agreements
We develop collaboration agreements with operators and service companies, as well as with research institutes to work jointly on research, technological development and innovation projects. These efforts promote the exchange of technical knowledge, the application of technologies and the development of technical talent, addressing the operational, technical or technological needs that arise in the exploration, extraction, transportation and storage of hydrocarbons. Our goal is to ensure the sustainable use of the hydrocarbons and reduce the environmental impact through optimizing and decarbonizing processes, ensuring the energy transition and advancing clean energies to achieve the Net Zero goal. As of the date of this annual report, the following agreements have been executed:
As of December 31, 2025, the following agreements have undergone legal review and are in effect:
•With Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources or “SEMARNAT”): Agreement to establish the bases and mechanisms for collaboration to implement actions aimed at fulfilling the commitments undertaken by the Federal Government for the preservation and restoration of ecological balance, as well as environmental protection, including, among others, the cleanup and remediation of the Lerma-Santiago, Atoyac, and Tula rivers, the development of the Tula-Atitalaquia Ecological and Circular Economy Park in Hidalgo and any actions arising therefrom.
•With Universidad Nacional Autónoma de México (National Autonomous University of Mexico, UNAM): Agreement to establish the bases for collaboration in (i) scientific and technological research and development, research fellowships, fieldwork, social service, internships, training and capacity building of human resources, promotion of university talent, (ii) the implementation of academic and research projects arising from our operational, technical or technological needs across the value chain, including activities in exploration, extraction, treatment, refining, transportation, storage and commercialization of hydrocarbons and their derivatives, the production of petrochemicals and fertilizers, engineering and logistics and (iii) the development of activities related to energy sources other than hydrocarbons and energy efficiency and savings projects.
•With Secretaría de Salud (Ministry of Health) and Laboratorios de Biológicos y Reactivos de México S.A. de C.V., a majority state-owned public health company: Agreement to establish the bases for collaboration regarding vaccination programs.
•With Secretaría de la Defensa Nacional (Ministry of National Defense): Agreement for the provision of security and patrol services for Strategic Facilities and pipeline networks and cooperation in the physical and documentary inspection of tanker trucks and vehicles transporting hydrocarbons.
•With Secretaría de Salud and Mexico’s social security institutions: Agreement to establish the bases and mechanisms for the exchange of medicines, health supplies, and medical materials, as well as to establish the corresponding compensation mechanisms.
•With Secretaría de Salud, Secretaría de la Defensa Nacional, Secretaría de Marina (Ministry of Navy) and Mexico’s Social Security Institutions: Agreement to establish the terms, commitments, and activities necessary for the delivery of information related to cancer cases contained in our databases, including hospital records, laboratories, and any other sources of information, for integration into the National Basic Health Information System, which will serve as input for the National Cancer Registry.
•With Secretaría de Economía (Ministry of Economy): Agreement for the exchange of information regarding national content provided through reports, statistics or any other documentation generated by either party that has not been classified as confidential, including the results of the analysis of such information, as well as information regarding suppliers reporting national content in goods and services provided to us.
•With Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (Hydrocarbons Industrial Safety and Environmental Protection Agency of the Hydrocarbon Sector): Agreement to establish the bases for collaboration to ensure the timely, optimal and effective exchange of information, technical studies, training, dissemination of knowledge, and the development of legal mechanisms and instruments for assistance in matters of industrial safety, operational safety, and environmental protection in the hydrocarbons sector.
Property, Plants and Equipment
General
Substantially all of our property, consisting of refineries, storage, production, manufacturing and transportation facilities and certain retail outlets, is located in Mexico, including Mexican territorial waters in the Gulf of Mexico, except for facilities related to the Deer Park refinery, which are located in the state of Texas in the United States of America. The location, character, utilization and productive capacity of our exploration, drilling, refining, petrochemical production, transportation and storage facilities are described above. See “—Exploration and Extraction,” “—Industrial Transformation” and “—Logistics and Strategic Safeguard” in this Item 4. The insurance program covering all of our properties is also described above under “—Insurance.”
Reserves
Under the Mexican Constitution, all crude oil and other oil and gas reserves located in the subsoil of Mexico are owned by Mexico and not by us. The Mexican Government has granted us the right to extract, but not own, petroleum and other oil and gas reserves in areas that have been assigned to us by the Ministry of Energy pursuant to the Hydrocarbons Sector Law. Other companies participating in the Mexican oil and gas industry may report assignments or contracts and the corresponding expected benefits for accounting and financial purposes. See “Information on the Company—History and Development—Legal Regime” above in this Item 4. Our estimates of hydrocarbons reserves are described under “—Exploration and Extraction—Reserves” above.
GENERAL REGULATORY FRAMEWORK
We are regulated by the Mexican Constitution, the 2025 Petróleos Mexicanos Law and the Hydrocarbons Sector Law, among other regulations. The purpose of the 2025 Petróleos Mexicanos Law is to regulate the organization, management, operation, monitoring, evaluation and accountability of Petróleos Mexicanos as a state-owned public company of the Mexican Government. On December 3, 2025, the Regulations to the 2025 Petróleos Mexicanos Law were published in the Official Gazette of the Federation. The purpose of these regulations is to regulate, among other things, the appointment and removal of the members of the Board of Directors of Petróleos Mexicanos, potential conflicts of interest for Board members, and the evaluation of Petróleos Mexicanos as well as the requirements and documentation applicable to independent board members, the rights and responsibilities of Board members, including their alternates, and the organization and operation of the Board of Directors and its committees. For more information on recent changes to our regulatory framework, see “Special Note regarding Mexican Energy Reform” and “History and Development—Recent Energy Reform” in this Item 4.
The Mexican Government and its ministries regulate our operations in the oil and gas sector. The Ministry of Energy monitors our operations, and the Secretary of Energy acts as the chairperson of the Board of Directors of Petróleos Mexicanos. In addition, the Ley de la Comisión Nacional de Energía (National Energy Commission Law), published in the Official Gazette of the Federation on March 18, 2025, repealed the Ley de los Órganos Reguladores Coordinados en Materia Energética and establishes the powers of the National Energy Commission, including the issuance of technical, administrative and operational resolutions; the granting, amendment, update, revocation and termination of permits, authorizations and other administrative acts; and the regulation of applicable consideration, prices and tariffs. The Ministry of Energy has the authority to award and execute contracts for exploration and production. The National Energy Commission has the authority to grant permits for the storage, transportation and distribution of oil, gas, petroleum products and petrochemicals in Mexico, and to regulate the first-hand sale of these products. The regulatory powers of the Ministry of Energy, and the National Energy Commission extend to all oil and gas companies operating in Mexico, including us. For more information, see “History and Development--Recent Energy Reform—New Legal Regime—Hydrocarbons Sector Law and the Law of the National Energy Commission.”
Following the publication in the Official Gazette of the Federation on March 18, 2025 of the 2025 Petróleos Mexicanos Law, Petróleos Mexicanos’ special regime now comprises matters relating to affiliate entities; compensation and austerity; procurement, leases, services and public works; assets; administrative liabilities; budget and accounting; and debt and sustainability. On October 8, 2021, the General Provisions for Contracting with Petróleos Mexicanos and its Productive State-Owned Subsidiaries were published in the Official Gazette of the Federation. These General Provisions regulate the legal process for acquisitions, leases, works and services needed for our projects and require that our suppliers, contractors and other participants with whom we have or intend to have a commercial relationship have compliance programs, or adhere to our Código de Ética para Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales (Code of Ethics for Petróleos Mexicanos, its subsidiary entities and affiliates, or the Code of Ethics) and our Código de Conducta de Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, empresas filiales (Code of Conduct of Petróleos Mexicanos, its subsidiary entities and, where applicable, affiliated companies, or the Code of Conduct), which are part of our compliance program, with the signed commitment to implement their own compliance program, as well as having programs or systems for prevention and compliance with the legal provisions and applicable to the development of its operations, activities or services. In addition, a due diligence process is conducted to any third party with whom we intend to enter into and/or continue with a commercial agreement prior to the execution of the agreement. Notwithstanding the foregoing, in certain cases, provisions that refer to the former productive state-owned subsidiary entities remain in force under the current legal regime, despite the terminology used therein.
In accordance with the 2025 Petróleos Mexicanos Law, each year the Ministry of Finance and Public Credit provides us with estimated macroeconomic indicators for the following fiscal year, which we are to use to prepare the annual budget for Petróleos Mexicanos, including our financing program. Upon approval by the Board of Directors of Petróleos Mexicanos, our budget and financing program is then submitted to the Ministry of Finance and Public Credit, which has the authority to adjust our financial balance goal and the ceiling on our wage and salary expenditures for the fiscal year. The consolidated annual budget and financing program of Petróleos Mexicanos, including any adjustments made by the Ministry of Finance and Public Credit, is then incorporated into the federal budget for approval by the Chamber of Deputies. The Mexican Government is not, however, liable for the financial obligations that we incur. In approving the federal budget, the Chamber of Deputies authorizes our financial balance goal and the ceiling on our wage and salary expenditures for the fiscal year, which it may subsequently adjust at any time by modifying the applicable law.
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
We also employ internal control procedures and guidelines designed to monitor the activities of our employees, including senior management, and to ensure compliance with applicable anti-corruption, anti-bribery, anti-money laundering and anti-terrorist financing laws and regulations. The Lineamientos que regulan el sistema de control interno en Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales (Guidelines governing the internal control system of Petróleos Mexicanos, its productive subsidiary entities and affiliates) set forth the principles underlying our internal controls system and the procedures necessary for its implementation and monitoring. In addition, the Lineamientos para regular a los Testigos Sociales en Petróleos Mexicanos y sus empresas productivas subsidiarias (Guidelines to regulate public witnesses in Petróleos Mexicanos and its productive subsidiary entities), delineates how public witnesses may function as third-party observers in connection with our procurement procedures. These internal controls and guidelines apply to Petróleos Mexicanos. For a description of the risks relating to anti-corruption, anti-bribery and anti-money laundering laws and regulations, see “Item 3—Key Information—Risk Factors—Risk Factors Related to our Operations—We are subject to Mexican and international anti-corruption, anti-bribery, anti-money laundering or similar laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.”
On June 27, 2023, the Board of Directors of Petróleos Mexicanos amended our Pemex Complies program to reinforce existing strategies and lines of attention. The program aims to strengthen our compliance culture and prevent corruption and financial, reputational and legal risks, among others, with respect to Mexico's national anti-corruption strategy and applicable law. See "— Compliance at Pemex" in this Item 4 for more information.
On November 11, 2019, our Code of Conduct, was published in the Official Gazette of the Federation, replacing the Code of Conduct issued on August 28, 2017. Our Code of Conduct delineates behaviors expected of and banned for our executive officers and employees, in accordance with the values established in our Code of Ethics, and includes data protection, transparency, environmental conservation and social responsibility related matters. See “Item 16B—Code of Ethics” for more information regarding our code of ethics.
Our Code of Ethics was approved by the Board of the Directors of Petróleos Mexicanos on November 26, 2019, and published in the Official Gazette of the Federation on December 24, 2019. Our Code of Ethics includes the following principles and values: respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality and integrity. See “Item 16B—Code of Ethics” for more information regarding our Code of Ethics.
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
ENVIRONMENTAL REGULATION
Legal Framework
We are subject to various environmental laws and regulations associated with atmospheric emissions, water usage and wastewater discharge, as well as waste management and care for affected sites. In particular, we are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection or the “Environmental Law”) and related regulations, the Ley General para la Prevención y Gestión Integral de los Residuos (General Law on Waste Prevention and Integral Management), the Ley General de Cambio Climático (the “General Law on Climate Change”) and other environmental standards issued by the Secretaría del Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources or “SEMARNAT”), the Comisión Nacional del Agua (National Water Commission, or "CONAGUA"), the Mexican Navy, the Ministry of Energy and the ASEA, as well as the latest update of NOM-001-SEMARNAT-2021, which establishes the permissible limits of pollutants in wastewater discharges into receiving water bodies.
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
ASEA is a decentralized administrative body of SEMARNAT that operates with technical and administrative autonomy and has the authority to regulate and supervise companies participating in the hydrocarbons sector through its issuance of rules establishing safety standards and guidelines for the dismantling and abandonment of facilities, among other things. The Ley de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (Law of the Hydrocarbons Industrial Safety and Environmental Protection Agency of the Hydrocarbon Sector) provides that until the general administrative provisions and Official Mexican Standards proposed by the ASEA are in effect, obligations will continue under the guidelines, technical and administrative arrangements, agreements and Official Mexican Standards promulgated by SEMARNAT, the Ministry of Energy and the CNE. Effective March 19, 2025, the Ministry of Energy assumed certain of the regulatory powers previously exercised by the National Hydrocarbons Commission, and the CNE assumed certain of the powers previously exercised by the CRE, both of which were extinguished on that date. For more information, see "Item 4—Information on the Company—History and Development—Recent Energy Reform—New Legal Regime.".
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
In 2025, certain environmental regulations were amended, including:
•General administrative provisions establishing the Industrial Safety, Operational Safety and Environmental Protection Guidelines for the simultaneous retail sale of petroleum products and/or natural gas;
•General administrative provisions establishing the Industrial Safety, Operational Safety and Environmental Protection Guidelines for the land transportation by pipeline of crude oil, petroleum products and petrochemicals.
Likewise, in 2025, the ASEA issued the following Mexican official standards in this area:
•NOM-020-ASEA-2024, Transportation of natural gas through land pipelines (which supersedes NOM-007-ASEA-2016):
•NOM-019-ASEA-2024, Natural gas processing facilities (which supersedes NOM-137-SEMARNAT-2014).
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
Achieving the targets set forth in Mexico’s NDC requires the participation of all social and economic segments of the country, especially the energy and industrial sectors. As a result, in July 2018, the second transitory article of the General Law on Climate Change was amended to include the commitments undertaken by the Mexican Government. Pursuant to the General Law on Climate Change, greenhouse gas emissions from the oil and gas sector are required to decrease by 14.0% by the year 2030, as compared to the sector’s baseline projection from 2013. In 2022, Mexico increased its unconditional commitment, raising its proposed Greenhouse Gas ("GHG") emissions reduction from 22.0% to 35.0% by 2030, compared to the initial scenario, and with a conditional target by up to 40.0% GHG reduction subject to further global agreements. For the oil and gas sector, the 14.0% reduction target remains, as set in the General Law on Climate Change.
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
In addition, the ASEA is empowered to issue general administrative provisions that regulate activities in the sector. The most important of these are the guidelines on industrial safety, operational safety, and environmental protection. In compliance with these guidelines, we have implemented the Anexo de Seguridad, Salud y Protección Ambiental (Safety, Health and Environmental Protection System, or “SSPA System”), which comprises various process safety management subsystems, including occupational health and environmental management. These elements are audited every two years by an external auditor, providing assurance to the ASEA that we meet the applicable regulatory requirements.
Climate Change
We are working to develop and implement a series of projects and initiatives to advance the fulfillment of our emissions goals for our main productive activities. In 2025, our operations in Mexico generated approximately 68.8 million tons of carbon dioxide equivalent, and our operations in Deer Park generated approximately 3.0 million tons. This represented an increase of 17.8% as compared to our total carbon dioxide equivalent emissions in 2024 (as measured by Scope 1 GHG emissions). The main factors contributing to this change include a substantial increase in operations at the Olmeca Refinery, the gradual start-up of plants in refineries and operational deviations in the cogeneration facilities supplying steam to gas processing operations, which are intended to improve performance in the short term.
In 2025, considering the relevance of climate change and our commitment to this issue, we took the following actions and made the following investments in this area, which we intend will have an impact on our emissions mitigation, resilience and capacity to adapt:
•rehabilitated compressors, air preheaters, steam leak elimination, burner replacement, and the implementation of other energy efficiency measures at our refineries and our petrochemicals operations;
•continued the strategy for the management and use of gas by our Exploration and Extraction segment, which included the closure of wells with high gas and oil ratios, reestablishment of boosters, overhaul of compressors, development of surface infrastructure for the management of production and operational flexibility for the development of new and existing fields;
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
•exercised allowances rights corresponding to the fifth year of operations of the Pilot Phase and implemented controls to monitor processes that generate the highest generation of GHG emissions through work centers participating in the Emissions Trading System;
•concluded analysis of proposals applicable to our operations submitted to the Emissions Trading System Advisory Committee, of which Petróleos Mexicanos is a member;
•jointly conducted work to gather information to quantify methane emissions, identify mitigation actions and define investment requirements through the technical collaboration agreement between the United States Environmental Protection Agency (EPA) and Petroleos Mexicanos;
•carried out workshops with the Mexican Petroleum Institute and the World Bank to design methane reduction strategies aligned with global initiatives;
•participated in an initiative promoted and led by the United Nations Environment Programme, pursuant to which we received and acted upon alerts generated by the Methane Alert and Response System of the International Methane Emissions Observatory, enabling us to identify significant methane emission events and implement targeted mitigation actions in furtherance of our international climate commitments;
•commenced climate risk analyses for our Tula refinery and the Cangrejera Petrochemical Complex;
•fully carried out climate risk analyses at the Gas Processing Complex (“GPC”) in Ciudad Pemex, the GPC in Poza Rica and the Cadereyta Refinery; and
•held five in-person risk analysis workshops based on the Technical Guide for Conducting On-Shore Climate Risk Analyses at the Tula and Cadereyta refineries, the Cangrejera Petrochemical Complex and the GPCs in Ciudad Pemex and Poza Rica.
Our sustainability plan, published in 2024, encompasses assessments of business risks associated with the energy transition and the impacts of climate change, commitments to reduce direct emissions in the near term from hydrocarbon processes under our control, and the ambition to reach net-zero emissions by 2050.
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
During 2025, we continued operating the Jaguaroundi Ecological Park, located in Coatzacoalcos, Veracruz. This park is certified as an Área Destinada Voluntariamente a la Conservación (Voluntary Area for Conversation) by the Comisión Nacional de Áreas Naturales Protegidas (National Commission for Protected Natural Areas). It has an area of 960 hectares jungle, natural grassland, tropical oak forest and 57 hectares of bodies of water. Guided tours and workshops, among other environmental education activities, are held in this park for nearby communities, schools and industries. It functions as a refuge and feeding area for local species and acts as a buffer and safeguard zone for the Cangrejera, Morelos and Pajaritos petrochemical complexes. In 2025, this park stored a total of 109,772 tons of carbon across an active area of 960 hectares.
We also maintain the Tuzandépetl Ecological Park (TEP), located in the Municipality of Ixhuatlán del Sureste, Veracruz. With an area of 1,104 hectares, the TEP includes 600 hectares of wetlands, and surrounds infrastructure dedicated to the storage of hydrocarbons in caverns formed by salt domes. The TEP has been certified as a Voluntary Area for Conservation since 2011. The property includes extensions of aquatic vegetation such as popal, tular, hydroflotantes, as well as other types of vegetation such as mangroves, acahuales, palm groves, riparian forests and high jungles. There are various protected species of fauna, including the howler monkeys and spider monkeys and at least 105 other species of birds and bats. In addition to the environmental protection it provides, the TEP functions as an intermediate safeguard zone for the Tuzandépetl strategic storage center and protects surrounding populations from possible industrial risks. In 2025, this park stored a total of 52,616 tons of carbon across an active area of 1,104 hectares.
HEALTH, SAFETY AND ENVIRONMENTAL PERFORMANCE
We believe that we are in substantial compliance with current federal and state environmental laws and that we maintain an organizational structure designed to identify and mitigate environmental risks. In addition, our business segments have specialized departments that implement their own internal environmental programs, audits and facilities inspections. When these internal audits reveal problems or deficiencies, the business segments take the necessary measures to eliminate them.
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
As of December 31, 2025, we have registered three of our facilities with NEAP with the objective of obtaining an “environmental quality” certificate for each facility. One of our facilities was re-certified during 2025. As of the date of this annual report, two more facilities are in the process of obtaining certification. Beginning in 2019, environmental authorities have prioritized the verification of industrial facility compliance with the Industrial Safety, Operational Safety and Environmental Protection Administration System (SASISOPA). In line with NEAP requirements, we are committed to maintaining environmental quality certificates in non-industrial facilities.
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
During 2025, we experienced the following nine hazardous events at our facilities:
•On February 8, 2025, a PEMEX worker died due to burns at sector Ductos Salamanca.
•On May 9, 2025, a PEMEX worker died after receiving an electric shock at the Minatitlán Refinery.
•On August 26, 2025, a fire occurred in a feed gas compressor at CPQ Cangrejera.
•On September 19, 2025, four workers suffered burns in the purification area of Ammonia Plant 7 at CPQ Cosoleacaque.
•On October 20, 2025, an explosion and fire occurred on the Cactus-EMC Cenagas Gas Pipeline.
•On October 23, 2025, a contractor worker died after falling from scaffolding into a cooling tower at the Madero Refinery.
•On November 6, 2025, an explosion occurred on the 36-inch pipeline running from the Atasta Gas Processing and Transportation Center (“CPTG”) to the Nohoch Platform. No injuries to personnel or third parties were reported.
•On November 11, 2025, a PEMEX worker died while assisting in the response to a fire at an electrical substation in the Dos Bocas Maritime Terminal.
•On December 10, 2025, a contractor worker died while performing activities on the floating gate valve in Atasta.
In 2025, our lost time injury frequency rate decreased by 12.5%, going from 0.32 accidents per million man-hours worked with exposure to risk in 2024 to 0.28 in 2025. The Industrial Processes segment had the highest lost time injury rates during the year. Our lost days indicator due to injuries decreased by 37.5%, from 24 to 15 lost days per million man-hours worked with risk exposure from 2024 to 2025. Lost days are those in which work cannot be performed as a result of incapacitating injuries suffered at work or those for which compensation is paid for death. From 2024 to 2025, the lost time injury frequency rate of contractor personnel accidents decreased by 61.5%, from 0.13 to 0.05 accidents per million man-hours worked with exposure to risk.
In 2025, the main initiatives in industrial safety, occupational health and environmental protection were as follows:
•Publication and verification of the 2024 sustainability report based on the oil and gas industry guidance on voluntary sustainability reporting by IPIECA/API/IOGP and GRI Standards.
•Update of our environmental risk inventory, with a total of 240 risks, for an estimated amount of 15,464.2 million pesos. During 2025, we began attending to 67 environmental risks, of which 21 are designated as priority 1.
•Completed 5 audits of the environmental management subsystem in priority facilities and carried out compliance verifications as part of the corrective and preventive action programs in order to address the findings identified during the audits.
•Update of the environmental modules which are part of the environmental information system (SISPA) to provide support in the preparation of the company's environmental and energy information reports. During 2025, the water module began operations.
•Development of five climate risk analyses, which included in-person training workshops and dissemination of internal campaigns focused on environmental, energy and adaptation on climate change matters.
•Continuation of infrastructure rehabilitation at refineries and gas processing complexes to reduce sulfur oxide emissions.
•Allocation of, specific resources, starting in 2019, to address critical industrial safety risks since 2019. From that year until December 31, 2025, 1,033 Type A Risks were identified. By the end of the 2019-2025 period, 757 risks, or 73.28%, have been addressed.
•Implementation of accident prevention and risk‑reduction programs for low‑performance workplaces at logistics facilities:
◦TAD Reynosa
◦TAD San Luis Potosí
◦TAD Tuxtla
◦SD Salamanca
•Update of 80 occupational health risk atlases for business segment work centers to quantify the magnitude of risk factors.
•Follow‑up on the implementation of recommendations from the occupational health risk atlases by business segment to support management and control of worker exposure.
•Conducted audits on the performance of the occupational health management subsystem at work centers programmed in the institutional and annual unified audit program.
•Carried out scheduled sessions of the strategic occupational health leadership sub-team, addressing relevant topics for effective decision‑making in the implementation of the occupational health management subsystem.
•Participated in the Industrial Hygiene Committee of the International Association of Oil & Gas Producers (IOGP) to exchange and adopt best practices within the relevant areas of expertise.
•Conducted occupational health risk communication activities at work centers across business segments, covering topics such as: handling of H₂S chemicals, occupational health management subsystem training, prevention of occupational risks, NOM‑017‑STPS personal protective equipment, occupational health diagnostics and an introduction to chemical agents, safety and health.
•Carried out eight second‑party SSPA performance audits in risk management at CPG Coatzacoalcos, BS Tajín IV, TAD Veracruz, Sector Ductos Victoria, AP Ku‑M, Sector Cárdenas‑Agua Dulce, CP Cosoleacaque and Complejo Jujo. Additionally, four follow‑up audits were performed at: TASP Salina Cruz, Madero Refinery, Minatitlán Refinery and AP Cantarell‑Akal B.
•Performed inspection visits at Sector Ductos Madero, Complejo Procesador de Gas Cactus, Complejo Petroquímico Morelos, Refinería Salina Cruz, Complejo Procesador de Gas Ciudad Pemex, Complejo Procesador de Gas Burgos y Complejo Procesador de Gas Matapionche as part of the 2025 inspection unit program to assess compliance with NOM‑020‑STPS‑2011 for pressure vessels, issuing a total of 312 certifications between January 1 and December 31, 2025.
•Conducted root cause analyses of at least the next nine significant events: Sector Ductos Salamanca (worker fatality due to burns), Minatitlán Refinery (fatality of maintenance worker in Electrical Substation 2), CPQ Cangrejera (fire in a feed gas compressor), CPQ Cosoleacaque (five workers suffered burns in the purification area of Ammonia Plant 7), Cactus‑EMC Cenagas Gas Pipeline (explosion and fire), Madero Refinery (contractor fatality after falling from scaffolding into a cooling tower), explosion occurred on the 36-inch pipeline running from the Atasta Gas Processing and Transportation Center (“CPTG”) to the Nohoch Platform, Dos Bocas Maritime Terminal (fatality of a firefighter responding to a fire at Substation No. 7) and CPTG Atasta (contractor fatality while opening a floating gate valve).
•Disseminated seven safety alerts: fatality during response to a fire in electrical transformer 805‑TRP‑01B at TMDB, Sector Ductos Salamanca (worker fatality due to burns), Minatitlán Refinery (fatality of maintenance worker in Electrical Substation 2), CPQ Cosoleacaque (five workers burned in the purification area of Ammonia Plant 7), CPQ Cangrejera (fire in a feed gas compressor), Madero Refinery (contractor fatality after falling from scaffolding on a cooling tower), Cactus‑EMC Cenagas Gas Pipeline (explosion and fire).
We expect to carry out the following activities during 2026 as part of our efforts to minimize accident rates:
1.Strengthen compliance with the activity programs of the 2025-2035 Strategic Plan, divided into the following sections:
a.Identify, assess, prevent and manage process risks.
i.Follow-up evaluation and compliance with first, second and third party audits.
ii.Implementation of integrated audits.
iii.Addressing and mitigating Type A risks.
b.Identify, assess, prevent and manage occupational health risks.
i.Update the annual occupational health indicator related to the evaluation of risk agents.
ii.Follow-up on compliance with the occupational health program.
iii.Communicate risks to workers.
iv.Participate in the International Association of Oil & Gas Producers (IOGP).
v.Monitor the implementation of recommendations from the occupational health risk atlases.
vi.Reactivate the institutional portal for reporting occupational health indicators.
c.Update the PEMEX SSPA System.
d.Strengthen accountability processes and the culture of prevention.
i.Evaluate and advise the SSPA leadership teams.
e.Establish and monitor work programs at work centers with low safety performance considering:
i.Critical procedures involved in accidents and loss of containment incidents.
ii.Operational discipline.
iii.Protection layers.
iv.Mechanical integrity.
v.Increase field presence of the chain of command to reinforce and assess leadership in safety risk management.
vi.Task forces to strengthen safety, including:
◦Planning, scheduling and safe execution of work.
◦Daily monitoring of hazardous work systems.
◦Critical process safety elements.
vii.Safe supervision of PEMEX and contractor work.
◦Work cycles for critical procedures.
◦Field evaluation of compliance with the SSPA annex.
viii.Audits to assess the effective execution of the SSPA.
Environmental Liabilities
As of December 31, 2025, our net estimated and accrued environmental liabilities totaled Ps.12,783.7 million. Of this total, Ps. 1,239.9 million pertained to the Exploration and Extraction segment, Ps. 5,017.5 million to the Industrial Processes segment, 118.1 million to the Energy Transformation segment, Ps. 2,809.6 million to the Other Operating Subsidiary Companies segment (which includes our Logistics Operations business line, formerly under Pemex Logistics) and Ps.3,598.6 million to Deer Park.
The following tables detail our environmental liabilities by business segment and operating region at December 31, 2025.

Exploration and Extraction	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	426.8	Ps.	1,596.5
Southern region	199.7	1,490.8
Total	626.5	Ps.	3,087.3

Note: Numbers may not total due to rounding.

Source: Exploration and Extraction segment.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities	Estimated Liability
		(in millions of pesos)
Southern region	8	Ps.	74.9
Northern region	23	32.3
Total	31	Ps.	107.2
Total estimated environmental liabilities of the Exploration and Extraction segment		Ps.	3,194.5
Effect of discounting environmental liabilities to net present value		1,954.6
Environmental liabilities of the Exploration and Extraction segment at net present value		Ps.	1,239.9
Note: Numbers may not total due to rounding.
Source: Exploration and Extraction segment.

Industrial Processes	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Refineries	318.9	Ps.	5,017.5
Total estimated environmental liabilities of the Industrial Processes segment	318.9	Ps.	5,017.5
Note: Numbers may not total due to rounding
Source: Industrial Processes segment.

Energy Transformation	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Complex gas processors	6.0	Ps.	118.1
Total estimated environmental liabilities of the Energy Transformation segment	6.0	Ps.	118.1
Note: Numbers may not total due to rounding
Source: Energy Transformation segment.

Other Operating Subsidiary Companies — Logistics Operations	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Storage and Distribution Terminals	61.0	Ps.	697.9
Pipelines	103.8	2,099.3
Treatment and Logistics	0.6	12.4
Total estimated environmental liabilities of the Other Operating Subsidiary Companies segment (which includes operations formerly under the Logistics segment)	165.4	Ps.	2,809.6
Note: Numbers may not total due to rounding.
Source: Other Operating Subsidiary Companies segment.

In 2025, Deer Park’s renewable fuels obligations, net totaled Ps.303.8 million, a 11.0% decrease from the Ps.341.9 million in renewable fuel obligations in 2024. For more information on Deer Park's environmental obligations, see Note 3-T to our consolidated financial statements included herein.
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
Unasserted or additional claims are not reflected in our identified liabilities. As of December 31, 2025, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.
The Exploration and Extraction segment remains responsible for handling existing environmental liabilities—these responsibilities are not part of the Integrated E&P Contracts. Nevertheless, the Integrated E&P Contracts include environmental clauses related to the contractors’ and the Exploration and Extraction segment’s responsibility to ensure an adequate environmental performance and also establish the terms for compensation and repair of any new environmental impacts.
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
Environmental Projects and Expenditures
In 2025, we spent Ps.11,514.1 million on environmental projects and related expenditures, as compared to Ps.7,504.3 million in 2024, an increase of 53.4%. For 2026, we have budgeted Ps.12,405.3 million mainly for the reduction of gas flaring in Exploration and Extraction activities, as well as for the integrated management of hazardous and non-hazardous waste, connate and residual water treatment, environmental risks management, soil sanitation and restoration, ecological protection services, environmental studies, air quality monitoring, greenhouse gas emissions reports, preventive maintenance of environmental protection equipment and acquisitions of equipment to address contingencies related to oil and gas spills.
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
During 2025, we implemented and continued various corporate social responsibility initiatives in communities where we carried out substantial activities in our value chain.
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
•other instruments that provide a positive impact on communities such as Integrated E&P Contracts, through which we and our contractors commit to improving the quality of life in communities where we operate directly or indirectly; and
•mutually beneficial public works or projects, which we carry out in collaboration with local authorities and communities to improve infrastructure for the benefit of both Petróleos Mexicanos and the community.
In 2025, the total value of our social responsibility donations and contributions amounted to Ps.3,581.4 million. Our asphalt and fuel donations amounted to Ps.1,995.5 million. PACMA contributions amounted to Ps.1,465.3 million, and mutual benefit project contributions amounted to Ps.118.1 million. Additionally, a project related to the Integrated E&P Contracts was carried out for Ps.2.5 million.
Approximately 94.3% of our donations and contributions were assigned to the ten states with the highest activity in the oil and gas industry (Campeche, Chiapas, Guanajuato, Hidalgo, Nuevo León, Oaxaca, Puebla, Tabasco, Tamaulipas and Veracruz). The remaining 5.7 % were to the remaining states.
Notably, we took the following specific actions in 2025:
•contributed Ps.1,995.5 million in asphalt and fuel donations. Of our 2025 asphalt and fuel donations, 63.1 % was concentrated in the states of Campeche (Ps.452.8 million), Veracruz (Ps.309.0 million), Tamaulipas (Ps.187.1 million), Puebla (Ps.171.1 million) and Tabasco (Ps.138.2 million);
•undertook several social responsibility actions under our PACMA program. Approximately 45.4% of these actions were in Tabasco (Ps.665.8 million), approximately 16.2% were in Veracruz (Ps.237.7 million) and approximately 11.4% were in Hidalgo (Ps.166.4 million). The remaining Ps.395.3 million, or approximately 27.0% , were in Campeche, Chiapas, Ciudad de México, Guanajuato, Michoacán de Ocampo , Nuevo León, Oaxaca, Puebla, Tamaulipas and Zacatecas;
•contributed a total of Ps.118.1 million via mutual benefit projects, which were directed towards the state of Tabasco. These projects were for infrastructure improvements, such as the paving of roads; and
•through the Integrated E&P Contracts instrument, construction of a community center in Altamira, Tamaulipas was carried out for an amount of Ps. 2.5 million.
In sum, we contributed Ps.1,585.9 million through programs, works and/or actions as follows: Ps. 897.8 million (56.6%) for infrastructure, Ps.434.1 million (27.4%) for health, Ps.111.6 million (7.0%) for education and sports, Ps.94.4 million (6.0%) for public safety and civil protection, Ps. 44.0 million (2.8%) for environmental protection, and Ps.4.0 million (0.3%) for productive projects.
TRADE REGULATION, EXPORT AGREEMENTS AND PRODUCTION AGREEMENTS
Although Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries and entered into agreements with OPEC and non-OPEC members to reduce its oil exports, in order to contribute to crude oil prices stabilization.
On April 12, 2020, Mexico entered into an agreement with OPEC and non-OPEC countries to reduce world crude oil production. Pursuant to this agreement, the OPEC+ countries agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico agreed to reduce its, and in turn our, crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. While OPEC+ countries have since entered into further production agreements, including reductions in oil production announced in April and November of 2023, in April of 2025 and in March of 2026, no further agreements have been made between Mexico and OPEC and non-OPEC members as of December 31, 2025, and as of the date of this annual report.
On July 1, 2020, the USMCA entered into force, replacing NAFTA. The USMCA has not affected Mexico’s rights, through PEMEX or other companies, to explore and exploit crude oil and natural gas in Mexico, to refine and process crude oil and natural gas and to produce petrochemicals in Mexico. The USMCA continues the zero-tariff rate on the export of petrochemical products from Mexico to the United States that existed under NAFTA. However, any change in trade relations between Mexico, the United States and Canada as a result of the implementation and renegotiation of the USMCA could require us to renegotiate our contracts, limit our ability to explore and exploit crude oil or natural gas in Mexico, increase the tariff rate and/or lose business, resulting in an adverse impact on our business and the results of our operations. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Mexico—Economic and political developments in the United States may adversely affect Mexican economic policy and, in turn, our operations.”
TAXES, DUTIES AND OTHER PAYMENTS TO THE MEXICAN GOVERNMENT
General
Taxes and duties applicable to us are a significant source of revenues to the Mexican Government. We contributed approximately 2.4% of the Mexican Government’s revenues in 2024 and 2.7% in 2025. Until March 2025, we paid a number of special oil and gas taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.”
On December 19, 2024, the Decreto de la Ley de Ingresos de la Federación para el ejercicio fiscal 2025
(2025 Federal Revenue Law) was published in the Official Gazette of the Federation and became effective on January 1, 2025. The 2025 Federal Revenue Law introduced changes to the fiscal regime applicable to Petróleos Mexicanos aimed at simplifying our fiscal framework and reducing the number of taxes and duties to which we are subject, consolidating the Derecho de Utilidad Compartida (Profit-Sharing Duty), the Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty) and the Derecho de Exploración de Hidrocarburos (Hydrocarbon Exploration Duty) payable by Petróleos Mexicanos into a new Derecho Petrolero Para el Bienestar (Welfare Oil Duty), which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. Subsequently, on March 18, 2025, the reform to the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) was published in the Official Gazette of the Federation, formally amending Article 39 and derogating Articles 41 through 45 of the Hydrocarbons Revenue Law to implement this consolidation on a permanent statutory basis. Additionally, as of January 1, 2025, Petróleos Mexicanos is no longer subject to income taxes. For more information, see "—Special Note Regarding Mexican Energy Reform", "Item 4—Information on the Company—History and Development—Recent Energy Reform—New Fiscal Regime"" and Note 21 to our consolidated financial statements included herein.
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
In addition, we conduct certain operations outside of Mexico through empresas subsidiarias (subsidiary companies) organized under the laws of their respective jurisdictions, which may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate accrued income taxes related to the subsidiary companies were Ps.2,194.4 million in 2025, Ps.2,002.3 million in 2024 and Ps.3,212.9 million in 2023.
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
•transportation and distribution expenses (including a portion of the net cost of employee benefits for the period); and
•administrative expenses (including a portion of the net cost of employee benefits for the period.
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
Overview
In 2025, we remained focused on strengthening our financial position despite ongoing operational challenges. We received Ps.395.3 billion in equity contributions from the Mexican Government, an increase of 152.6% over the Ps.156.5 billion we received in 2024. Additionally, our outstanding debt decreased by 22.6%, from Ps.1,978.8 billion as of December 31, 2024, to Ps.1,531.3 billion (U.S.$85.2 billion) as of December 31, 2025. Of this total, Ps. 588.7 billion (U.S.$32.8 billion), or 38.4% of our existing indebtedness, is scheduled to mature in the next three years, including Ps.345.2 billion (U.S.$19.2 billion) coming due in 2026.
Prices of crude oil, natural gas and petroleum products remained volatile in 2025, similar to 2024, due to ongoing market conditions. The average price of Mexican crude oil exports decreased from U.S.$70.20 per barrel in 2024 to U.S.$61.75 per barrel in 2025. Our total crude oil and condensates production decreased 7.0% in 2025, our production of 1,618.5 thousand barrels per day remained below our target of 1,891 thousand barrels per day.

Going Concern
Our consolidated financial statements as of December 31, 2025 and 2024 have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. We discuss below, and in Notes 2-C and 22-F to our consolidated financial statements, the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies. We continue operating as a going concern, and our consolidated financial statements do not contain any adjustments that might result from the outcome of this uncertainty.
We have substantial debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. The cash flow derived from our operations in recent years has not been sufficient to fund our operations and capital expenditure programs. Our operational continuity and timely compliance with our financial obligations depend on the recurrence of equity contributions from the Mexican Government. During 2025, we received equity contributions of Ps. 395.3 billion from the Mexican Government, exceeding the initial expected contributions of Ps. 136.1 billion due to additional support for our liability management strategy. In the absence of continued Mexican Government support, we would be unable to meet our financial obligations as they become due.
During 2025, 2024 and 2023 we recognized a net loss of Ps.81.7 billion, a net loss of Ps.780.6 billion and net income of Ps.8.2 billion, respectively. In addition, as of December 31, 2025 and 2024, we had negative equity of Ps.1,905.8 billion and Ps.1,983.8 billion, respectively, mainly due to continuous net losses. In addition, we had a negative working capital of Ps.530.5 billion and Ps.768.0 billion, as of December 31, 2025 and 2024, respectively. See “Item 3—Risk Factors—Risk Factors Related to Our Operations—We have a substantial amount of indebtedness and other liabilities and are exposed to significant liquidity constraints, which could make it difficult for us to obtain financing on favorable terms and could adversely affect our financial condition, results of operations and ability to repay our debt and, ultimately, our ability to operate as a going concern without additional support from the Mexican Government, which we may not receive” for more information.
Beginning in the second half of 2025, PEMEX implemented a liability management strategy which resulted in a 22.6% decrease in our total indebtedness, from Ps.1,978.8 billion as of December 31, 2024, to Ps.1,531.3 billion as of December 31, 2025, primarily attributable to equity contributions from the Mexican Government, other liability management transactions, and prepayments of outstanding indebtedness. Notwithstanding these measures, PEMEX maintains a significant level of financial debt.
Our future cash flows, including the ability to refinance debt, are uncertain due to the circumstances outside our control. A sustained decrease in crude oil prices below the budget average price for 2026, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.
In 2025, certain rating agencies upgraded our credit rating, mainly driven by stronger expected government support and a closer sovereign linkage, as well as expected improvements to our liquidity and maturity schedule, supported by government financial measures and our 2025–2035 Strategic Plan (as defined below), see “—2025-2035 Strategic Plan.” However, we remain subject to credit rating downgrades in the future. See “Item 3—Risk Factors—Risk Factors Related to Our Operations—Downgrades in our credit ratings could negatively impact our access to the financial markets and cost of financing” for more information.
We have budget autonomy and, in public finance terms, are subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between our gross revenues (inflows) and our total budgeted expenditures (outflows) including the financial cost of our debt, which is proposed by the Ministry of Finance and Public Credit and approved by the Chamber of Deputies. The Federal Budget for 2026 authorized us to have a financial balance budget of Ps.263.5 billion and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps.261.6 billion and other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2026, which we expect to cover with equity contributions from the Mexican Government. We have short-term debt principal maturities (including interest payable) of Ps.345.2 billion as of December 31, 2025.
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

2025-2035 Strategic Plan

On August 5, 2025, as part of the corporate reorganization pursuant to the Energy Reform Decree, we announced our Strategic Plan 2025–2035 (the “Strategic Plan”). The Strategic Plan sets forth our principal long-term roadmap and is, organized around two core pillars: a productive pillar focused on strengthening hydrocarbons, petrochemicals and fertilizers while reducing emissions and deepening social responsibility, and a financial pillar focused on budget sustainability, relieving the liability burden and freeing resources for productive uses. The Strategic Plan sets forth seven operational courses of action and a capitalization and financing strategy. The following summarizes each principal line of action:
•Strengthen exploration and extraction: We seek to (i) meet national hydrocarbon production targets by optimizing producing fields, accelerating development of recently discovered fields and bringing exploratory discoveries into production, (ii) maintain a reserve-to-production ratio of at least 10 years by continuing targeted exploration efforts in existing production areas, pursuing access to new areas with additional prospective resources, and evaluating complex-geology and frontier areas through contractual schemes, including development structures with third-parties that may involve private-sector participation (Proyectos de Desarrollo Mixto) and (iii) prioritize high-impact operational investment, including well conservation, field development, facility maintenance, drilling and well interventions, secondary recovery and the execution of service contracts, exploration and extraction contracts and mixed-development contracts.
•Improve industrial processes: We seek to (i) improve the profitability and performance of our industrial operations by reducing costs and imports, improving petroleum-product distribution and increasing in-house maintenance, (ii) increase gasoline, diesel and jet fuel production and reduce fuel-oil production through improved refinery yields, optimization of the Olmeca and Deer Park refineries and start-up of the coker projects at Tula and Salina Cruz and (iii) recover gas-processing capacity in line with wet-gas and condensate production, increase liquids recovery, rehabilitate petrochemical infrastructure and strengthen fertilizer production, including the modernization of the Escolín petrochemical complex through private-investment schemes to increase urea output.
•Advance energy transition and new energy businesses: We seek to (i) consolidate natural gas as a distinct business line, leveraging our cogeneration infrastructure to improve energy efficiency, reduce operating costs and lower emissions, (ii) increase gas-processing capacity in support of upstream production and domestic demand, (iii) pursue electricity-generation and cogeneration projects with CFE and private co-investors and (iv) further evaluate renewable energy, circular-economy (i.e., models designed to minimize waste and maximize resource reuse), biofuel and other low-carbon opportunities that could support our long-term transition into a broader energy company.
•Strengthen logistics and safeguard strategic infrastructure: We seek to (i) consolidate a safe logistics platform supporting uninterrupted exploration and extraction operations and the efficient supply, transportation and storage of petroleum products, gas and petrochemicals, (ii) preserve and restore storage and treatment capacity, rehabilitate pipeline, terminal, marine and related infrastructure, and improve the availability, flexibility and integrity of transportation and storage assets and (iii) strengthen protection of infrastructure and energy products through enhanced quality verification, continuous pipeline monitoring, upgraded measurement and volumetric-control systems, digital control tools and closer coordination with public-security authorities to combat the illicit fuels market.
•Strengthen commercialization and market positioning: We seek to (i) maximize revenues through the sale of our products under open, competitive and transparent schemes designed to establish fair market prices while improving access to fuels, (ii) consolidate our position as the principal marketer of transportation fuels, leverage increased production of higher-value petroleum products to reduce gasoline imports and position Petróleos Mexicanos as a net diesel exporter and (iii) expand commercialization of other petroleum and petrochemical products through more efficient processes and broader market diversification.
•Promote efficient administration and services, fiscal discipline and institutional strengthening: We seek to (i) improve our cost structure and increase operating efficiency by eliminating duplications, improving infrastructure use and maintaining austerity and budget discipline without impairing operational continuity or the safety of workers and facilities, (ii) reduce unnecessary administrative spending and generate sustainable savings through a fiscal discipline and financial stewardship program, and (iii) strengthen our institutional structure, transparency, accountability and centralized oversight across all business lines.
•Build a more sustainable energy company: We seek to (i) integrate sustainability across our value chain by improving energy efficiency, reducing emissions, strengthening operational reliability and industrial safety, and promoting social responsibility, (ii) reaffirm our commitment to zero routine gas flaring by 2030 in exploration and extraction and establish 2030 emissions-intensity reduction targets for exploration and extraction, gas processing and refining, (iii) pursue initiatives capable of reducing approximately 25 million tons of CO2e by 2030 and state an ambition to reach net-zero emissions by 2050, and (iv) address water use and reuse, environmental remediation, sulfur-oxide reduction, methane management, and (v) strengthen anti-corruption and compliance initiatives.
In parallel with the operational courses of action described above, our Strategic Plan includes a capitalization and financing strategy intended to strengthen liquidity, preserve supply-chain stability and reduce dependence on short-term financing. This strategy combines Mexican Government support, capital contributions, debt refinancing, liability management measures, attention to supplier and contractor payables, tighter financial discipline, more rigorous investment screening, risk management, selective divestment of non-strategic assets, and sustainable-financing and ESG-linked programs. This strategy is articulated around five financial courses of action, as summarized below:
•Managing our financial and commercial liabilities: We seek to manage our liabilities by (i) reducing our short-term bank debt by optimizing the use of Mexican Government contributions, (ii) softening the maturity schedule of our international bonds by refinancing to reduce maturity pressure and (iii) addressing our commercial debt due to suppliers and contractors based on available resources, set schedules and in line with principles of transparency and equity.
•Optimizing our financial operations: We seek to structurally improve our balance sheet and strengthen cash flow generation by increasing operational efficiency and promoting responsible use of resources, through (i) implementing controls linked to results and cash flows to avoid structural deficits, (ii) reinforcing investment project evaluation through more rigorous economic and financial criteria and periodic performance monitoring, (iii) strengthening our enterprise risk management framework, including crude price hedging and environmental and safety compliance metrics and (iv) divesting from non-strategic or non-profitable assets and (v) restructuring our subsidiary companies to redirect capital toward higher-value projects.
•Financing our investment program: We seek to prioritize public productive investment toward projects with the highest value generation and lowest risk, with the aim of maintaining a reserves-to-production ratio of at least 10 years, improving infrastructure performance and yields and increasing installed capacity and reliability of storage and distribution services.
•Sound financial governance: We seek to reinforce the governance of our financial process to ensure responsible, prudent, ethical, and transparent decision-making fully aligned with our strategic objectives and strict compliance with financial limits by promoting a compliance culture that addresses risks such as corruption, fraud and conflicts of interest.
•Sustainable financing framework and ESG programs: We intend to (i) explore opportunities to align our financing activities with sustainable projects and progressively integrate sustainability considerations into our investment approval and prioritization processes, (ii) work toward developing timely and reliable information systems to track progress against established targets and identify areas for improvement, and (iii) foster clear and transparent communication with stakeholders through enhanced reporting practices over time.
Mexican Government Support
The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation on March 4, 2022, remained in effect during 2024 and 2025. This decree allows us to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation. See "Item 5—Results of Operations—Results of Operations of Petróleos Mexicanos and the Subsidiary Companies—For the Year Ended December 31, 2025, Compared to the Year Ended December 31, 2024—Total Revenues.”
As of January 1, 2025, the Mexican Government has consolidated several duties payable by Petróleos Mexicanos into the new Welfare Oil Duty, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. See “Item 4—Taxes, Duties and Other Payments to the Mexican Government” and “Item 4—Recent Energy Reform—New Fiscal Regime.”
During 2025, we received equity contributions from the Mexican Government totaling Ps.395.3 billion to continue strengthening our financial position.
The Mexican Government's Federal Budget for 2026 includes Ps.263.5 billion (U.S.$14.7 billion) in capital contributions for us during 2026. As of the date of this annual report, we have received Ps.58.3 billion in capital contributions from the Mexican Government.
In addition, we plan to raise funds from the markets in accordance with prevailing conditions and to refinance our debt. See Notes 22-F and 28 to our consolidated financial statements included herein.
Budget
In public finance terms, we are subject to the cash flows financial balance goals approved in the Federal Expenditure Budget Decree. This represents the difference between our gross revenues (inflows) and our total budgeted expenditures (outflows) including the financial cost of our debt, which is proposed by the Ministry of Finance and Public Credit and approved by the Mexican Congress.
In the Federal Budget of 2026, we were authorized to maintain a financial balance budget of Ps. 263.5 billion. This budget will finance activities that do not result in a net debt exceeding Ps. 261.6 billion in terms of public debt or other financing activities that do not result in a net debt. This financial balance does not consider the payment of principal during 2025, which PEMEX expects to cover with equity contributions from the Mexican Government. As of December 31, 2025, we have short-term debt principal maturities of Ps.345.2 billion, including interest payable.
Taking into account the conditions mentioned above and the price of crude oil level observed at the date of this annual report, we plan to increase our budget revenues, improve our budget deficit and potentially increase our investment spending during the year.
Results of Operations and Financial Condition in 2025
For the year ended December 31, 2025, our results of operations improved, from a net loss of Ps.780.6 billion in 2024 to a net loss of Ps.81.7 billion in 2025. This improvement was primarily due to:
•a Ps. 175.0 billion decrease in cost of sales; mainly due to a decrease in import purchases and a decrease in hydrocarbon extraction and exploration duties and taxes;
•a Ps. 45.4 billion decrease in impairment of fixed assets;
•a Ps. 11.8 billion increase in other revenues;
•a Ps. 8.9 billion decrease in financing costs;
•a Ps. 49.2 billion decrease in the cost of derivative financial instruments;
•a Ps. 499.7 billion increase in foreign exchange income; and
•a Ps. 289.6 billion decrease in duties, taxes and other.
These effects were partially offset by:
•a Ps. 144.3 billion decrease in total revenues, mainly due to a decrease in the volume of Mexican crude oil for export sales;
•a Ps.15.8 billion increase in administrative expenses;
•a Ps. 3.8 billion decrease in financing income;
•a Ps. 194.6 billion increase in Welfare Oil Duty; and
•a Ps. 16.8 billion increase in other expenses.

For more information on our results of operations, see “—Results of Operations of Petróleos Mexicanos and the Subsidiary Companies—For the Year Ended December 31, 2025, Compared to the Year Ended December 31, 2024” below.
In 2025, our total equity (deficit) improved by Ps.78.0 billion from negative Ps.1,983.8 billion as of December 31, 2024, to negative Ps.1,905.8 billion as of December 31, 2025. For more information on the improvement in our total equity (deficit) see “—Liquidity and Capital Resources—Equity Structure and Mexican Government Contributions” below. This result was mainly due to equity contributions of Ps.395.3 billion from the Mexican Government. This impact was partially offset by our net loss of Ps.81.7 billion for the year, actuarial losses on employee benefits of Ps. 173.6 billion, and a negative currency translation effect of Ps.62.0 billion.
Our accounts receivable from customers, including financing and non-financing receivables, decreased by 14.3% in 2025, from Ps.233.6 billion as of December 31, 2024, to Ps.200.2 billion as of December 31, 2025, mainly due to a decrease in taxes to be recovered and prepaid taxes.
As of December 31, 2025, we owed our suppliers Ps.436.7 billion, a 13.7% decrease as compared to the Ps.506.0 billion owed as of December 31, 2024. As of March 31, 2026, we have paid approximately 38.6% of the total outstanding balance due to suppliers and contractors as of December 31, 2025.
Operating Information
In 2025, our crude oil and condensates production averaged 1,618.5 thousand barrels per day, representing a decrease of 122.6 thousand barrels per day, or 7.0% compared to 1,741.1 thousand barrels per day in 2024. The decrease was primarily driven by the decline in production at some of our main fields, including Zaap, Quesqui, Xanab and Pokche, as a result of unusually bad weather conditions affecting the continuity of offshore operations and delays in the completion of wells with high complexity due to their depth, pressure and temperature conditions.
Our average natural gas production increased by 1.0% in 2025, from 4,511.6 million cubic feet per day in 2024 to 4,556.1 million cubic feet per day in 2025. Natural gas production associated with crude oil production accounted for 56.9% of total natural gas production in 2025, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. As of December 31, 2025, 127 of our 357 gas producing fields, or 35.6%, produced non-associated gas. These non-associated gas fields accounted for 43.1% of all of our natural gas production in 2025.
In 2025, 60 development wells were completed — 46 fewer than the 106 completed in 2024—with an associated daily production of 113.6 barrels of liquid and 595.4 million cubic feet of gas, and annual daily average of 59.4 thousand barrels of liquids and 252.3 million cubic feet of gas. Of these wells, 44 were onshore and 16 offshore. In terms of classification, 44 wells were oil and gas producers, 11 gas and condensate producers, 1 non-productive well, 1 non-commercial producer and 3 abandoned wells. Drilling activity showed a year-over-year decline in completed wells, with activity centered on development. The success rate for development wells, meaning the percentage of finished wells that are productive, was 91.7%. For more information about our production levels, see “Item 4—Information on the Company—Business Overview—Exploration and Extraction—Crude Oil and Natural Gas Production.”
In 2025, crude oil processing in the National Refining System (“NRS”) averaged 1,013.8 thousand barrels per day, representing an increase of 108.2 thousand barrels per day, or 11.9%, compared to 905.6 thousand barrels per day in 2024. The refineries with the highest processing levels in 2025 were Tula, which averaged 212 thousand barrels per day, Salina Cruz, which averaged 201 thousand barrels per day, Cadereyta, which averaged 146 thousand barrels per day, Dos Bocas (Olmeca), which averaged 134 thousand barrels per day, and Salamanca which averaged 117 thousand barrels per day.
The NRS’s installed atmospheric distillation capacity in 2025 was 1,730 thousand barrels per day, as compared to 1,640 thousand barrels per day in 2024.
Petroleum products production averaged 1,022 thousand barrels per day in 2025, representing an increase of 11.9% compared to the 914 thousand barrels per day averaged in 2024.
Production of high-value distillates increased by 24.5% to 626.5 thousand barrels per day in 2025, from 503.1 thousand barrels per day in 2024. This increase was primarily supported by the performance of the Olmeca refinery, which began continuous operations in February 2025 and progressively ramped up processing capacity throughout the year, as well as the start-up of the coker unit at the Tula refinery in July 2025.

As a result, considering total gasoline production, the distillate yield increased 6.3 percentage points, to 65.2% in 2025 from 58.9% in 2024.
The variable refining margin of the NRS in 2025 was U.S.$6.13 per barrel, or U.S.$1.92 higher than the U.S.$4.21 in 2024. This increase was primarily due to higher distillate production from NRS and lower crude oil prices.

Armed conflict and related destabilization of world energy markets
The prices of oil and natural gas remain extremely volatile as a result of ongoing armed conflicts, including the military conflict involving Russia and Ukraine, the conflicts in Gaza and Lebanon and the war involving Iran, Israel, the United States of America and several other countries in the Middle East— as well as disruptions in strategic maritime transport routes, including the Red Sea and the Strait of Hormuz, which are critical corridors for global energy trade. Our revenues and profitability are heavily dependent on the prices we receive from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC and OPEC+ member states and other oil-producing nations. Destabilization of global oil and gas prices could reduce our sales and adversely affect our results and profitability.
During 2025, the price of the Mexican crude oil export mix decreased by U.S.$13.08 or 19.6%, from U.S.$66.70 per barrel in 2024 to U.S.$53.62 per barrel in 2025, which was reflected in the decrease in the value of our revenues.
Total sales decreased by 8.6% or Ps.144.2 billion in 2025, from Ps.1,672.7 billion in 2024 to Ps.1,528.5 billion in 2025, mainly due to a decrease in the volume and in the average price of Mexican crude oil for export sales.
Sales Volumes and Prices
The profitability of our operations in any particular accounting period is directly related to the sales volume of, and average realized prices for, the crude oil and natural gas that we sell. These average realized prices for crude oil and natural gas fluctuate from one period to another due to world market conditions and other factors.
Export Volumes and Prices
In 2025, Petróleos Mexicanos sold crude oil to PMI, which then sold it to international clients. The volume of crude oil that we export is the volume delivered to international clients. PMI bases crude oil export price formulas on a basket of international reference prices and a constant set according to specific market conditions. We determine export prices of refined products, petrochemicals and natural gas by reference to market conditions and direct negotiations with our clients.
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
The following table sets forth the weighted average market price per barrel of crude oil that PMI received from exports and the average price of the United States benchmark (as the main market for Mexican crude oil), West Texas Intermediate (WTI) crude oil, for the years indicated. The average price differential between WTI and the crude oil that we exported in the last three years fluctuated between U.S.$6.70 in 2023 to U.S.$3.76 in 2025, which is mainly the result of fluctuations in the price of other benchmarks on which our pricing formulas for crude oil are based. See “Item 4—Information on the Company—Business Overview—International Trading.”

	Year ended December 31,
	2025	2024	2023
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S.$64.87	U.S.$75.87	U.S.$77.67
PEMEX crude oil weighted average export price	61.11	70.24	70.97

Note:    The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On April 29, 2026, the spot price for West Texas Intermediate crude oil was U.S.$106.88 per barrel and the reference price for the Mexican crude oil basket was an estimated U.S.$107.52 per barrel.
Sources: PEMEX’s oil statistics and S&P Global Inc.
Domestic Prices
Domestic gasoline prices are liberalized and determined by market conditions. For more information on domestic prices, see “Item 4—Business Overview—Industrial Transformation—Refining—Pricing Regulations."
The following table compares the average prices in nominal terms of selected petroleum and petrochemical products in Mexico for the years indicated:

	Year ended December 31,
	2025		2024	2023
Petroleum Products
Unleaded regular gasoline(1)	Ps.	1,759.79	1,822.15	2,037.52
Premium gasoline(1)	2,121.30		2,111.19	2,196.35
Diesel(1)(2)	1,894.04		1,884.80	2,197.30
Jet fuel(3)	1,831.83		1,664.63	2,055.44
Natural Gas	5.97		3.72	3.90
Liquified Petroleum(4)	28.06		23.56	22.58
Selected Petrochemicals
Ammonia(4)	11,105.80		10,013.43	15,413.95
Polyethylene(4)	18,469.29		15,951.42	16,209.26

(1) Pesos per barrel.
(2) Reflects adjustments made to Pemex BDI in the year ended December 31, 2024.
(3) Pesos per hundred cubic feet.
(4) Pesos per ton.

Source: Petróleos Mexicanos.

Welfare Duty, Hydrocarbon Duties and Income Taxes
The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2025		2024		2023
	(in millions of pesos)
Welfare Oil Duty(1)	Ps.	194,573	Ps.	—	Ps.	—
Hydrocarbon extraction duties(1)	—		127,499		214,076
Income tax expense	716		162,782		5,923
Total	Ps.	195,289	Ps.	290,281	Ps.	219,999

    (1) As of January 1, 2025, the hydrocarbon extraction duties were consolidated under the Welfare Oil Duty.
For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government.”
    Numbers may not total due to rounding.
Source: PEMEX’s audited consolidated financial statements, prepared in accordance with IFRS.
Relation to the Mexican Government
As of December 31, 2025, Petróleos Mexicanos is a public entity of the Mexican Government, rather than a corporation organized under Mexican law. On March 19, 2025, the subsidiary entities were dissolved and all of their assets, liabilities, rights and obligations were assumed by, and transferred to, us. For more information, see “Item 4—Information on the Company—History and Development—Recent Energy Reform.” We do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders. Our financing obligations do not constitute obligations of, and are not guaranteed by, the Mexican Government. Effective March 19, 2025, the President of Mexico appoints three of the eight members of our Board of Directors as representatives of the Mexican Government, including the Secretary of Energy, who serves as the Chairperson of our Board of Directors, and the Secretary of Finance and Public Credit. The President of Mexico also nominates three independent members to our Board of Directors, whose appointment must be ratified by the Mexican Senate.
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
Consolidation
Our financial statements consolidate the results of Petróleos Mexicanos and the subsidiary companies as of December 31, 2025. Certain non-material subsidiary companies are not consolidated and are accounted for under either the cost method or the equity method. For more information on the basis for consolidation and a list of the consolidated subsidiary companies, see Note 3-A and Note 5 to our consolidated financial statements included herein.
Export Agreements and Production Agreements
Though Mexico is not a member of OPEC, it has periodically announced increases and decreases in our crude oil exports reflecting production revisions made by other oil producing countries and entered into agreements with OPEC and non-OPEC members to reduce its oil exports, in order to contribute to crude oil prices stabilization.
On April 12, 2020, Mexico entered into an agreement with OPEC and non-OPEC countries to reduce world crude oil production. Pursuant to this agreement, the OPEC+ countries agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico agreed to reduce its, and in turn our, crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. While OPEC+ countries have since entered into further production agreements, including reductions in oil production announced in April and November of 2023, in April of 2025 and in March of 2026, no further agreements have been made between Mexico and OPEC and non-OPEC members as of December 31, 2025, and as of the date of this annual report.
Selected Financial Data
The selected statement of comprehensive income (loss), statement of financial position and statement of cash flows data set forth below have been derived from, and should be read in conjunction with, our consolidated financial statements.

	For the year ended/ As of December 31,(1)
	2025	2024	2023	2025(2)
	(in millions of pesos)			(in millions of U.S. dollars)
Statement of Comprehensive Income (Loss) Data
Total revenues	1,528,516	1,672,673	1,719,938	85,075
Operating income (loss)	34,195	(15,990)	122,951	1,903
Financing income	11,919	15,670	18,210	663
Financing cost	149,981	158,902	152,171	8,348
Derivative financial instruments income (cost), net	21,588	(27,594)	672	1,202
Foreign exchange income (loss), net	195,182	(304,452)	238,079	10,864
Net (loss) income	(81,665)	(780,588)	8,152	(4,545)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	162,651	88,842	68,747	9,053
Total assets	2,219,467	2,208,753	2,303,475	123,532
Short-term debt and current portion of long-term debt	345,228	425,219	477,222	19,215
Long-term debt, net of current portion	1,186,070	1,553,554	1,317,249	66,015
Total long-term liabilities	3,092,496	2,985,005	2,832,736	172,124
Total equity (deficit)	(1,905,806)	(1,983,776)	(1,652,979)	(106,074)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	153,519	146,850	137,555	8,545
Acquisition of wells, pipelines, properties, plant and equipment(3)	(226,078)	(230,139)	(256,863)	(12,583)
(1)Includes Petróleos Mexicanos and the subsidiary companies listed in Note 5 to our consolidated financial statements included herein.
(2)Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the Ministry of Finance and Public Credit for accounting purposes of Ps.17.9667 = U.S. $1.00 at December 31, 2025. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(3)Includes capitalized financing cost. See Note 12-A to our consolidated financial statements included herein and “—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in this Item 5.
Source:    PEMEX’s consolidated financial statements, prepared in accordance with IFRS, as it relates to the selected statements of comprehensive income (loss), statement of financial position and statement of cash flows data.
Results of Operations
A.Results of Operations of Petróleos Mexicanos and the Subsidiary Companies—For the Year Ended December 31, 2025, compared to the Year Ended December 31, 2024
Total Revenues
Total revenues decreased by 8.6% or Ps. 144.2 billion in 2025, from Ps. 1,672.7 billion in 2024 to Ps. 1,528.5 billion in 2025. The decrease in total revenues was mainly due to a decrease in the volume of Mexican crude oil for export sales

(Ps.133.8 billion), a decrease in the weighted average price of Mexican crude oil for export sales (Ps.39.6 billion) and a decrease in the domestic sales volume of diesel, jet fuel, natural gas liquids and liquefied gas (Ps.29.5 billion). This decrease was partially offset by an increase in the domestic sales prices of gasoline, diesel, jet fuel, natural gas liquids and liquefied gas (Ps. 39.8 billion), as well as an increase in foreign currency variations (Ps. 19.3 billion).
From January 1 to December 31, 2025, the average Mexican export crude oil price was U.S. $61.75 per barrel, as compared to U.S. $70.20 per barrel for the same period in 2024.
Domestic Sales
Domestic sales increased by 1.1% or Ps. 10.3 billion in 2025, from Ps. 977.7 billion in 2024 to Ps.988.0 billion in 2025, mainly due to increases in the sales prices of gasoline, diesel, jet fuel, natural gas liquids and liquefied gas. Domestic sales of petroleum products remained substantially flat in 2025, at Ps. 887.8 billion as compared to Ps. 887.5 billion in 2024, mainly due to a 1.9% increase in the sales prices of gasoline, a 3.0% increase in the sales prices of diesel, a 10.0% increase in the sales prices of jet fuel, a 60.4% increase in the sales prices of natural gas liquids and 19.0% increase in the sales prices of liquefied gas. This increase was partially offset by a decrease of 5.4% in the domestic sales volume of diesel, a decrease of 5.0% in the domestic sales volume of jet fuel, a decrease of 13.1% in the domestic sales volume of natural gas liquids and a decrease of 16.0% in the domestic sales volume of liquefied gas.
Domestic sales of LPG remained substantially flat in 2025 at Ps.48.4 million, the same as in 2024.
Domestic sales of natural gas increased by 39.4% in 2025, from Ps. 19.3 billion in 2024 to Ps. 26.9 billion in 2025, primarily due to a 60.4% increase in its sales price, partially offset by a 13.1% decrease in sales volume.
Export Sales
Export sales decreased by 22.3% in peso terms in 2025 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 691.9 billion in 2024 to Ps. 537.8 billion in 2025. This decrease was mainly due to a 28.2% decrease in the sales volume of Mexican crude oil export in 2025, compared to 2024. From January 1 to December 31, 2025, the average Mexican export crude oil price was U.S. $61.75 per barrel, as compared to U.S. $70.20 per barrel for the same period in 2024.
Excluding the trading activities of the Trading Companies and Deer Park, export sales to third parties decreased by 29.0% in peso terms, from Ps. 488.8 billion in 2024 to Ps. 346.9 billion in 2025. In U.S. dollar terms, excluding the trading activities of the Trading Companies and Deer Park, total export sales (which are U.S. dollar denominated) decreased by 32.6% in 2025, from U.S. $26.1 billion in 2024 to U.S. $17.6 billion in 2025. This was primarily due to 28.2% decrease in the sales volume of Mexican export crude oil in 2025, compared to 2024. The trading and export activities of the Trading Companies and Deer Park generated additional revenues of Ps. 190.9 billion in 2025, 6.0% lower in peso terms than the Ps. 203.1 billion generated in 2024. This decrease was mainly due to lower export sales of Deer Park by decreases in the sales volume of gasoline and distillates.
Crude oil and condensate export sales accounted for 46.7% of total export sales in 2025, as compared to 54.6% in 2024. These crude oil and condensate sales decreased in peso terms by 33.5% in 2025, from Ps. 378.1 billion in 2024 to Ps. 251.3 billion in 2025 and in U.S. dollar terms by 36.7%, from U.S. $20.7 billion in 2024 to U.S. $13.1 billion in 2025. The average Mexican crude oil export price in 2025 was 12.0% lower than the average price of U.S. $70.20 per barrel in 2024.
Export sales of petroleum products, including natural gas and natural gas liquids increased from 12.9% of total export sales in 2024 to 14.1% of those export sales in 2025. Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 14.8%, from Ps. 88.9 billion in 2024 to Ps. 75.7 billion in 2025, primarily due to a decrease in the sales volume of fuel oil.
Export sales of petrochemical products (including certain byproducts of the petrochemical process) decreased by Ps. 0.4 billion in 2025, from Ps. 3.9 billion in 2024 to Ps. 3.5 billion in 2025, primarily due to a decrease in sales volume by Grupo Fertinal, S.A. de C.V.

Services Income
Services income decreased by 15.6% in 2025, from Ps. 3.2 billion in 2024 to Ps. 2.7 billion in 2025, primarily as a result of a decrease in transportation services provided to third parties.
Cost of Sales
Cost of sales decreased by 12.2%, from Ps. 1,435.5 billion in 2024 to Ps. 1,260.5 billion in 2025. This decrease was mainly due to: (1) a decrease of Ps. 96.9 billion in import purchases, primarily due to a decrease in volume of magna gasoline and diesel, and a decrease in the purchase price of imported products, (2) a Ps. 47.5 billion decrease in the hydrocarbons extraction and exploration duties and taxes, (3) a Ps. 32.5 billion decrease in variation of the valuation of inventory, due to the variations in standard and real costs and the difference between the balances as of the beginning of the year and the end of the period; and (4) a Ps. 12.5 billion decrease in the costs associated with unsuccessful wells. This decrease was partially offset by (1) an increase of Ps. 17.7 billion in the IEPS tax.
Impairment of Wells, Pipelines, Properties, Plant and Equipment, net
Impairment of wells, pipelines, properties, plant and equipment decreased by Ps. 45.4 billion in 2025, from a net impairment of Ps. 53.5 billion in 2024 to a net impairment of Ps. 8.1 billion in 2025. This net impairment was primarily due to Ps. 23.2 billion net impairment related to our logistics infrastructure assets, due to lower estimated future cash flows, and a Ps.1.1 billion net impairment in Industrial Processes cash generating units mainly due to lower variable margin of refining process. This impairment was partially offset by net reversals of impairment in: Exploration and Extraction cash generating units amounted Ps.12.6 billion, mainly due to a decrease in the discount rate; and a Ps.3.5 billion in Energy Transformation cash generating unit, due to the increase in gross margin due to higher sale prices.
Administrative Expenses and Distribution, Transportation and Sale Expenses
Administrative expenses and distribution, transportation and sale expenses increased by Ps. 23.5 billion in 2025, from Ps. 187.3 billion in 2024 to Ps. 210.8 billion in 2025, mainly due to increases in net periodic cost of employee benefits.
Impairment losses on trade receivables
Impairment losses on trade receivables decreased by Ps. 2.5 billion in 2025, from Ps. 15.4 billion in 2024 to Ps. 12.9 billion in 2025, mainly due to a decrease in uncollectible export accounts due to the lack of a reasonable expectation of recovery.
Other Revenues
Other revenues increased by Ps. 11.8 billion in 2025, from Ps. 18.5 billion in 2024 to Ps. 30.3 billion in 2025. This increase was mainly attributable to Ps. 9.3 billion in income from the recovery of insurance claims related to the fire on the Nohoch-A platform in 2023.
Other Expenses
Other expenses increased by Ps. 16.8 billion in 2025, from Ps. 15.5 billion in 2024 to Ps. 32.3 billion in 2025. This increase was mainly due to a Ps. 15.9 billion increase in the disposal of fixed assets without development plans in our Exploration and Extraction segment.
Welfare Oil Duty
The new Welfare Oil Duty was effective as of January 1, 2025, which consolidates the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty previously payable by Petróleos Mexicanos. For more information, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican

Government” and Note 21 to our consolidated financial statements included herein. In 2025, Welfare Oil Duty incurred was Ps.194.6 billion.
Financing Income
Financing income decreased by Ps. 3.8 billion in 2025, from Ps. 15.7 billion in 2024 to Ps. 11.9 billion in 2025. This decrease was mainly due to a reduction in interest earned on Mexican Government local bonds (“Government Bonds”) issued by the Ministry of Finance and Public Credit and held by us.
Financing Costs

Financing costs decreased by Ps. 8.9 billion in 2025, from Ps. 158.9 billion in 2024 to Ps. 150.0 billion in 2025, mainly due to the effect of lower debt interest costs due to an appreciation of the peso against the U.S. dollar, from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps. 17.9667 = U.S.$1.00 as of December 31, 2025 and the implementation of a liability management strategy in the second half of 2025 that resulted in a decrease of our financing costs.
Derivative Financial Instruments Income (Cost), Net
Derivative financial instruments (cost) decreased by Ps. 49.2 billion in 2025, from a derivative financial instruments cost of Ps. 27.6 billion in 2024 to a derivative financial instruments income of Ps. 21.6 billion in 2025, mainly as a result of (1) an increase in the fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net increase in the fair value of other derivative financial instruments, such as currency options.
Foreign Exchange Income (Loss), Net
A substantial portion of our indebtedness, 88.1% as of December 31, 2025, is denominated in foreign currencies. Our exchange income, net, increased by Ps. 499.7 billion in 2025, from a net exchange loss of Ps. 304.5 billion in 2024 to a net exchange income of Ps. 195.2 billion in 2025, primarily as a result of a 11.4% appreciation of the peso relative to the U.S. dollar in 2025. Due to the fact that 100% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, and only 68% of our expenses, including financing costs, are linked to U.S. dollar prices, the appreciation of the peso relative to the U.S. dollar benefits our ability to meet peso-denominated obligations. The value of the peso in U.S. dollar terms appreciated by 11.4% in 2025, from Ps. 20.2683 per U.S. $1.00 as of December 31, 2024, to Ps. 17.9667 per U.S. $1.00 as of December 31, 2025, as compared to a 19.8% depreciation in 2024.
Profits (loss) sharing in associates
The profit sharing in joint ventures and associates decreased by 30.0% in 2025, from a profit sharing of Ps. 1.0 billion in 2024, to a profit sharing of Ps. 0.7 billion in 2025.
Duties, Taxes and Other
The Profit-Sharing Duty and other duties and taxes incurred decreased by 99.8% in 2025, from Ps. 290.3 billion in 2024, to Ps. 0.7 billion in 2025. This decrease was due to entry into force of the Welfare Oil Duty in 2025, which has consolidated the Profit-Sharing Duty and other taxes and duties previously payable by Petróleos Mexicanos. This Welfare Oil Duty is accounted for under “—Welfare Oil Duty” above. For more information, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government” and Note 21 to our consolidated financial statements included herein.
Net Income/Loss
In 2025, we had a net loss of Ps.(81.7) billion on Ps. 1,528.5 billion in total revenues, as compared to a net loss of Ps. (780.6) billion on Ps. 1,672.7 billion in total revenues in 2024. This decrease in net loss relative to 2024 was primarily explained by:
•a Ps. 175.0 billion decrease in cost of sales;
•a Ps. 45.4 billion decrease in impairment of fixed assets;

•a Ps. 11.8 billion increase in other revenues;
•a Ps. 8.9 billion decrease in financing costs;
•a Ps. 49.2 billion decrease in the cost of derivative financial instruments;
•a Ps. 499.7 billion increase in foreign exchange income; and
•a Ps. 289.6 billion decrease in duties, taxes and other.
These effects were partially offset by:
•a Ps. 144.2 billion decrease in total revenues, mainly due to a decrease in the volume of Mexican crude oil for export sales;
•a Ps.23.5 billion increase in administrative and distribution, transportation and sale expenses;
•a Ps. 3.8 billion decrease in financing income;
•a Ps. 194.6 billion increase in Welfare Oil Duty; and
•a Ps. 16.8 billion increase in other expenses.
Other Comprehensive Results
In 2025, we had a total comprehensive (loss) of Ps. (317.3) billion, compared to a comprehensive (loss) of Ps. (487.3) billion in 2024. The improvement in comprehensive (loss) was primarily due to the net loss recognized in 2025 of Ps.(81.7) billion less than the net loss obtained in 2024, and Ps. (173.6) billion of actuarial losses recognized in 2025 relating to retirement and post-employment benefits, due to a decrease in the discount rate and return on plan assets from 11.28% as of December 31, 2024 to 9.95% as of December 31, 2025 and Ps.(62.0) billion in unfavorable currency translation effects.
Results of Operations
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
Liquidity and Capital Resources
Overview
During 2025, our liquidity position increased 152.0% due to higher cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position was Ps.236.9 billion as of December 31, 2025, which represented an increase of Ps.142.9 billion from our Ps.94.0 billion position as of December 31, 2024.
Our principal use of funds in 2025 was the payment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.891.2 billion from borrowings and with Ps.395.3 billion received in equity contributions from the Mexican Government.

During 2025, works in progress for the construction of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco, including payments made in advance to contractors, decreased by Ps.0.2 billion, from Ps.4.0 billion as of December 31, 2024 to Ps.3.8 billion as of December 31, 2025.
As of December 31, 2025, we owed our suppliers Ps.436.7 billion, a 13.7% decrease as compared to the Ps.506.0 billion owed as of December 31, 2024. As of March 31, 2026, we have paid approximately 38.6% of the total outstanding balance due to suppliers and contractors as of December 31, 2025. The average number of days outstanding of our accounts payable increased by 3.4%, from 265 days as of December 31, 2024, to 274 days as of December 31, 2025.
Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines, equity contributions and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in 2026. Our ability to raise cash from financing activities and contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.
The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2026, provides for our incurrence of up to Ps.261.6 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions. The Federal Revenue Law applicable to us during 2025 provided for our incurrence of up to Ps.245.4 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions
As of December 31, 2025, our total indebtedness, including accrued interest, was Ps. 1,531.3 billion (U.S. $85.2 billion) in nominal terms, which represented a 22.6% decrease compared to our total indebtedness, including accrued interest, of Ps. 1,978.8 billion as of December 31, 2024. Ps. 588.7 billion (U.S.$32.8 billion) of our existing debt as of December 31, 2025, or 38.4%, is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps.768.0 billion as of December 31, 2024, to a negative working capital of Ps.530.5 billion (U.S.$29.5 billion) as of December 31, 2025. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the Mexican peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 22-F to our consolidated financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 35.6% of our total liabilities as of December 31, 2025 and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of December 31, 2025, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps.1,470.1 billion. For more information on our Employee Benefits and Benefit Pension Plan, see Note 19 to our consolidated financial statements included herein.
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
Ratings actions related to us that occurred in 2025 and as of the date of this annual report include the following:
•On August 1, 2025, Fitch Ratings upgraded PEMEX’s long-term local and foreign currency issuer default to “BB” from “B+”. Fitch Ratings also removed its Rating Watch Positive and upgraded the rating of PEMEX’s senior unsecured notes outstanding to “BB” from “B+”/”RR4 with a stable outlook.”
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
Equity Structure and Mexican Government Contributions
As of December 31, 2025, our total equity (deficit) was negative Ps.1,905.8 billion and our total capitalization (as long-term debt plus equity) totaled negative Ps.719.7 billion. During 2025, our total equity (deficit) decreased from negative Ps.1,983.8 billion as of December 31, 2024, to negative Ps.1,905.8 billion as of December 31, 2025, primarily by Ps.395.3 billion in equity contributions from the Mexican Government. This amount was partially offset as a result of our net loss for the year of Ps.81.7 billion, Ps.173.6 billion in actuarial losses on employee benefits and Ps.62.0 billion in negative currency translation effects. Under the Ley de Concursos Mercantiles (the Commercial Bankruptcy Law), Petróleos Mexicanos cannot be subject to bankruptcy proceedings. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.
During 2025 and 2024, we received Ps.395.3 billion and Ps.156.5 billion, respectively in capital contributions from the Mexican Government. See Note 22 to our consolidated financial statements included herein for more information.
As of December 31, 2025 and 2024, the total amount of contributions in the form of Certificates of Contribution “A” was Ps.395.3 billion and Ps.156.5 billion, respectively. As of December 31, 2025 and 2024, the balance of the form of Certificates of Contribution “A” was Ps.1,748.0 billion and Ps.1,352.7 billion, respectively.
During the first quarter of 2026, we received equity contributions from the Mexican Government of Ps.58.3 billion.
Cash Flows from Operating, Financing and Investing Activities
During 2025, net cash flows from operating activities totaled Ps.155.2 billion, as compared to Ps.322.9 billion in 2024. During 2025, our net cash flows used in investing activities totaled Ps.(235.3) billion, as compared to net cash flows used in investing activities of Ps.(272.3) billion in 2024. Our net cash flows from financing activities totaled Ps.167.4 billion in 2025, as compared to net cash flows used in financing activities of Ps.(59.7) billion in 2024.
On December 31, 2025, our cash and cash equivalents totaled Ps.162.7 billion, as compared to Ps.88.8 billion at December 31, 2024. See Note 9 to our consolidated financial statements included herein for more information about our cash and cash equivalents.
Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of December 31, 2025 and 2024.

	As of December 31,
	2025		2024
	(millions of pesos)
Borrowing base under lines of credit	Ps.	74,233	Ps.	5,142
Cash and cash equivalents	162,651		88,842
Liquidity	Ps.	236,884	Ps.	93,984

The following table summarizes our sources and uses of cash for the years ended December 31, 2025 and 2024.

	For the years ended December 31,
	2025		2024
	(millions of pesos)
Net cash flows from operating activities	Ps.	155,223	Ps.	322,909
Net cash flows (used in) investing activities	(235,277)		(272,319)
Net cash flows from (used in) financing activities	167,434		(59,733)
Net increase (decrease) in cash and cash equivalents	Ps.	87,379	Ps.	(9,144)

Note:     Numbers may not total due to rounding.
Investment Policies
Our Finance and Treasury Department aims to maintain financial resources sufficient to meet our payment commitments and those of the subsidiary companies when applicable, as well as a comprehensive, consolidated cash position and related projections in anticipation of such commitments.
Our investment policies attempt to take advantage of favorable market conditions by accessing the most favorable terms offered to us by financial institutions. Investments of financial resources by our Finance and Treasury Department are made in accordance with the following policies:
(i) Investment of Financial Resources in Mexican Pesos
In connection with investments of financial resources in Mexican pesos, we are obligated, during the structuring and development phase of our financial transactions, to observe and comply with the investment guidelines for resources in pesos that were approved by our Financial Resources Committee on July 24, 2017, as modified from time to time. We may only invest in the following:
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
(ii) Investments of Financial Resources in Dollars
Investment of financial resources in dollars must meet our operational and strategic requirements and must be previously approved by Banco de México on a case-by-case basis. Currently, our investments in dollars are limited to operational accounts, short-term money market funds and time deposits. Our dollar investments are managed by Banco de México.

Operational Currencies
The main currencies for investing cash and cash equivalents are pesos and dollars. Similarly, we generate revenues from the domestic and international sales of our products in those two currencies and our expenses, including those relating to our debt service, are payable in these two currencies.
2025 Financing Activities
Financing activities as of December 31, 2025 and 2024, as well as those between January 1, 2026 and the date of this annual report are disclosed in Notes 15 and 28 to our consolidated financial statements included herein.
Indebtedness
During 2025, our total debt decreased by 22.6%, from Ps. 1,978.8 billion on December 31, 2024, to Ps. 1,531.3 billion as of December 31, 2025, primarily due to the liability management operations carried out during the year. See Note 15 to our consolidated financial statements included herein for more information.
As of December 31, 2025 and as of the date of this annual report, we were not in default on any of our financing agreements.
The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2025, based on short- and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S.$	2,566
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks	10,532
Bonds and lines of credit with fixed interest rates	U.S.$	4,457
Total short-term debt(1)	17,556
Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 0.54% to 10.375% and maturities ranging from 2026 to 2060 and perpetual bonds with no maturity date	64,482
Variable rate instruments
Drawings under lines of credit based on SOFR and other variable rates with maturities ranging from 2026 to 2031	1,533
Total long-term debt	U.S.$	66,015
Total indebtedness(1)	U.S.$	83,571

Note: Numbers may not total due to rounding.
(1) Excludes U.S. $1,659.3 million (Ps. 29,811.5 million) of accrued interest as of December 31, 2025.

The table below sets forth our total indebtedness as of December 31 for each of the three years from 2023 to 2025.
Total Indebtedness

	As of December 31,(1)
	2025		2024		2023
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S.$	9,961	U.S.$	13,413	U.S.$	20,268
External debt in various currencies(3)
Bonds	54,349		67,881		69,183
Direct loans	18,107		12,982		12,577
Project financing(4)	235		413		605
Financing of infrastructure assets(5)	918		1,029		1,133
Notes payable to contractors	—		—		58
Total external debt	U.S.$	73,609	U.S.$	82,305	U.S.$	83,556
Total indebtedness	U.S.$	83,571	U.S.$	95,718	U.S.$	103,824

Note: Numbers may not total due to rounding.
(1)Figures do not include accrued interest. Accrued interest was U.S.$1,659.3 million, U.S.$1,910.7 million and U.S.$2,220.0 million on December 31, 2025, 2024 and 2023, respectively.
(2)Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 17.9667 = $1.00 for 2025, Ps.20.2683 = $1.00 for 2024 and Ps.16.9220 = $1.00 for 2023. See Note 15 to our consolidated financial statements included herein.
(3)Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside of Mexico and payable outside the territory of Mexico.
(4)All credits included are insured or guaranteed by export credit agencies.
(5)Includes infrastructure financing instruments in accordance with IFRS.

Commitments for Capital Expenditures and Sources of Funding
Our capital expenditures for 2025 were Ps. 139,934 million, and we have budgeted Ps. 132,007 million for capital expenditures in 2026. Both figures exclude amounts for non-capitalizable maintenance. For an overview of current capital expenditure commitments, see “Item 4—Information on the Company—History and Development—Capital Expenditures” and the “Capital Expenditures and Budget” sections for each our activities in Item 4. The amount of our aggregate capital expenditures commitments for 2026 remains subject to adjustment by the Mexican Government. See “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government controls us, could transfer or reorganize our assets, and/or may otherwise limit our ability to satisfy our external debt obligations.”
The following table sets forth our total capital expenditures, excluding non-capitalizable maintenance, by business activity for the year ended December 31, 2025 and the budget for these expenditures for 2026. Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS. For more information, see “Item 4—History and Development —Capital Expenditures.”

Capital Expenditures and Budget(1)

	Year ended December 31,		Budget 2026 (2)
	2025
	(millions of pesos)(3)
Exploration and Extraction (Formerly Pemex Exploration y Production)	Ps.	93,771	Ps.	86,693
Industrial Processes (formerly part of Pemex Industrial Transformation)	37,736		29,793
Energy Transformation (formerly part of Pemex Industrial Transformation) (4)	2,056		4,339
Logistics (Formerly Pemex Logistics) (5)	5,372		8,954
Merchandising (5)(6)	136		93
Support Processes (5)(6)	863		2,135
Total capital expenditures	Ps.	139,934	Ps.	132,007
_______________
Note: Numbers may not total due to rounding.
(1) Figures do not include capital expenditures of Deer Park for 2026 for Ps.4,078.4 million (U.S.$227.0 million), nor capital expenditures for 2025 of Ps.7,102.2 million (U.S.$395.3 million).
(2) Amended budget was authorized on February 27, 2026. The original budget was published in the Official Gazette of the Federation on November 21, 2025.
(3) Figures are stated in nominal pesos.
(4) Does not include financial investments in the form of equity contributions of (i) Pemex Industrial Transformation to PTI Infraestructura de Desarrollo, S.A. de C.V., for construction, start-up, operating expenses and the infrastructure for raw material transportation, product disposal, and storage of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco (2023 to 2026); (ii) Pemex Industrial Transformation (2023 to 2026) to Pemex Fertilizantes Pacífico, S.A. de C.V., Pro-Agroindustria, S.A. de C.V. and Grupo Fertinal, S.A. de C.V., to support and strengthen the fertilizers line of business; (iii) Pemex Industrial Transformation (2023 and 2024) to Gas Bienestar, S.A. de C.V.; and (iv) Gasolinas Bienestar, S.A. de C.V. (2023 and 2024).
(5) This business activity is included as a part of Other Operating Subsidiary Companies business segment.
(6) This business activity provide services to our Exploration and Extraction, Industrial Processes, and Energy Transformation business segments and our Logistics Operations business line.
Source: Petróleos Mexicanos
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
Results of Operations by Business Segment
The following tables present the condensed financial information by our business segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which our management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency in millions of Mexican pesos.

As a result of the recent energy reform, we have undergone a corporate reorganization pursuant to which our subsidiary entities were dissolved and their operations were assumed by Petróleos Mexicanos and reorganized into new business segments. Accordingly, the results of the business segments presented as of and for the year ended December 31, 2025 reflect different business segments from those presented as of and for the years ended December 31, 2024 and 2023.
For the year ended December 31, 2025, segment information is presented in accordance with our new organizational structure as described under "Item 4—Information on the Company—History and Development—Recent Energy Reform." The segment information for the years ended December 31, 2024 and 2023 is presented under the segment structure that existed in those years and is not directly comparable to the 2025 segment information. A reclassification of 2024 and 2023 segment information to conform to the current structure was not practicable because the prior organizational structure did not track financial information on the basis of the current business segments. Similarly, a presentation of 2025 segment information under the prior segment structure is not practicable because, following the dissolution of the subsidiary entities and the reorganization of their operations, financial information is no longer tracked or available on the basis of the prior business segments.
Financial Information by Business Segment
The following table sets forth our financial information by business segment for the fiscal years ended December 31, 2025, 2024 and 2023.

As of / For the year ended December 31, 2025	Exploration and Extraction	Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Trade sales	222,230	523,367	74,652	149,654	533,925	24,687	—	1,528,516
Intersegment sales	112,647	303,933	14,744	18,374	411,951	92,822	(954,471)	—
Total sales	334,877	827,300	89,396	168,028	945,877	117,509	(954,471)	1,528,516
Operating income	15,162	84,131	(54,263)	(1,119)	6,282	(16,026)	27	34,195
Net (loss) income	(45,135)	88,108	(52,813)	(404)	9,390	(82,555)	1,743	(81,665)
Total assets	1,296,440	613,742	8,745	61,716	338,043	1,688,071	(1,787,291)	2,219,467
Total liabilities	2,860,761	948,797	168,117	12,019	185,730	3,106,335	(3,156,486)	4,125,273
Total equity	(1,564,320)	(335,056)	(159,371)	49,697	152,313	(1,418,263)	1,369,195	(1,905,806)

As of / For the year ended December 31, 2024	Exploration and Production	Industrial Transformation Processes	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Trade sales	347,577	629,651	414	165,981	508,733	1	20,316	—	1,672,673
Intersegment sales	517,221	355,276	90,058	15,759	509,246	48,982	51,692	(1,588,233)	—
Total sales	864,799	984,927	90,472	181,740	1,017,979	48,983	72,007	(1,588,233)	1,672,673
Operating income	311,072	(280,118)	(2,828)	(1,864)	(8,258)	(38,004)	3,983	27	(15,990)
Net (loss) income	(88,617)	(584,194)	(26,255)	(831)	(22,149)	(780,416)	(12,749)	734,624	(780,588)
Total assets	2,061,641	815,655	422,732	67,614	418,238	1,869,293	679,957	(4,126,379)	2,208,753
Total liabilities	2,630,490	2,303,481	158,165	9,842	257,013	3,852,794	115,007	(5,134,263)	4,192,528
Total equity	(568,849)	(1,487,826)	264,567	57,772	161,226	(1,983,501)	564,950	1,007,885	(1,983,776)

As of / For the year ended December 31, 2023	Exploration and Production	Industrial Transformation Processes	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Trade sales	439,672	751,381	1,381	173,219	335,304	1	18,979	—	1,719,938
Intersegment sales	460,699	283,789	96,564	12,949	604,815	96,620	55,448	(1,610,884)	—
Total sales	900,370	1,035,171	97,945	186,169	940,120	96,620	74,427	(1,610,884)	1,719,938
Operating income	318,319	(223,640)	(9,715)	11,398	13,957	12,515	114	3	122,951
Net (loss) income	153,299	(114,365)	7,300	11,967	25,260	8,107	20,113	(103,530)	8,152
Total assets	1,820,657	740,687	436,694	61,117	337,629	2,009,287	560,209	(3,662,804)	2,303,475
Total liabilities	2,356,424	1,786,346	173,430	13,888	183,597	3,662,149	133,401	(4,352,782)	3,956,454
Total equity	(535,767)	(1,045,659)	263,264	47,228	154,032	(1,652,862)	426,808	689,978	(1,652,979)

Note: Numbers may not total due to rounding.
Figures for 2025, 2024 and 2023 are stated in million of nominal pesos.
Trade sales represent sales to external customers. See “Item 5—Operating and Financial Review and Prospects—Selected Financial Data.”
Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

Trade and total revenues by Geographical Market by Business Segment
The following table sets forth our trade and intersegment total revenues by geographical market by business segment for each year in the fiscal years ended December 31, 2025, 2024 and 2023.

For the year ended December 31, 2025	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Total
United States	Ps.	118,324	—	—	149,654	126,307	3,204	Ps.	397,489
Other	35,171		—	—	—	16,344	326	51,841
Europe	68,629		—	—	—	19,887	—	88,516
Local	105		523,367	74,652	—	371,389	21,157	990,670
Total	Ps.	222,230	523,367	74,652	149,654	533,926	24,687	Ps.	1,528,516
Percentage of total revenues	14.5%		34.2%	4.9%	9.8%	34.9%	1.6%	100.0%

For the year ended December 31, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
United States	Ps.	183,779	—	—	165,981	130,733	—	3,153	Ps.	483,647
Other	79,624		—	—	—	27,891	—	614	108,130
Europe	84,022		—	—	—	16,067	—	—	100,089
Local	152		629,650	414	—	334,042	1	16,548	980,807
Total	Ps.	347,578	629,650	414	165,981	508,733	1	20,315	Ps.	1,672,673
Percentage of total revenues	20.8%		37.6%	—%	9.9%	30.4%	—%	1.2%	100.0%

For the year ended December 31, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
United States	Ps.	296,392	—	—	173,220	134,750	—	2,267	Ps.	606,629
Other	79,526		—	—	—	12,069	—	175	91,770
Europe	63,583		—	—	—	5,571	—	—	69,154
Local	171		751,358	1,381	—	182,914	1	16,537	952,362
Incentive for automotive fuels	—		23	—	—	—	—	—	23
Total	Ps.	439,671	751,381	1,381	173,220	335,305	1	18,979	Ps.	1,719,938
Percentage of total revenues	25.6%		43.7%	0.1%	10.1%	19.5%	—%	1.1%	100.0%

Note: Numbers may not total due to rounding.
Figures are stated in million of nominal pesos.
Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

2025 compared to 2024
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
Exploration and Extraction (formerly Exploration and Production)
In 2025, total revenue related to Exploration and Extraction activities decreased by 61.3%, primarily due to a decrease in crude oil export prices. The average price of crude oil sold by our Exploration and Extraction segment for export was U.S. $70.20 in 2024 compared to U.S. $61.75 in 2025. Net loss related to exploration and production activities decreased by Ps.43,483 million, from a net loss of Ps. 88,617 million in 2024 to a net loss of Ps. 45,135 million in 2025, primarily due to a decrease in crude oil export prices.
Industrial Processes and Energy Transformation (formerly Industrial Transformation)
In 2025, total revenue related to industrial transformation activities decreased by 6.9%, from Ps.984,927 million in 2024 to Ps.916,696 million in 2025, primarily due to a decrease in the average sales prices of petroleum products. In 2025, our net income related to industrial processes and energy transformation activities was Ps.35,295 million, an increase of Ps.619,490 million as compared to the net loss of Ps.584,194 million recognized in 2024. This decrease in net loss was primarily due to a decrease in cost of sales and a positive translation effect resulting from the appreciation of the Mexican peso against the U.S. dollar in 2025.
Deer Park Refining Limited Partnership
During 2025, total revenue related to Deer Park was Ps.168,028 million, a decrease of 7.5% compared to Ps.181,740 million in 2024. The segment reported a net loss of Ps.404 million in 2025, compared to net loss of Ps.831 million in 2024. This decline in results was primarily due to a decrease in cost of sales.
Trading Companies
In 2025, total revenue relating to the Trading Companies’ exports of crude oil and petroleum products (including services income) decreased by 7.1%, from Ps.1,017,979 million in 2024 to Ps.945,877 million in 2025, primarily as a result of the translation effect resulting from the appreciation of the Mexican peso against the U.S. dollar in 2025. In 2025, net loss related to the Trading Companies decreased by Ps.31,538 million, from a net loss of Ps.22,149 million in 2024 to a net income of Ps.9,390 million in 2025, primarily as a result of a decrease in the impairment of financial assets and the increase in profit sharing of associates.
Other Operating Subsidiary Companies (including Corporate and Logistics)
Pursuant to our new organizational structure, the activities previously reported under our former Logistics and Corporate segments have been reorganized into our Other Operating Subsidiary Companies segment. Accordingly, for purposes of the year-over-year comparison that follows, the 2024 figures for the Other Operating Subsidiary Companies segment discussion include the combined results of the former Logistics, Corporate and Other Operating Subsidiary Companies segments as reported in our Annual Report on Form 20-F for the year ended December 31, 2024.
In 2025, total revenues relating to other subsidiary companies decreased 44.4%, from Ps.211,462 million in 2024 to Ps.117,509 million in 2025. Net loss related to other subsidiary companies, decreased by 89.9%, from a net loss of Ps.819,420 million in 2024 to a net loss of Ps. 82,555 million in 2025, primarily due to a decrease in impairment of financial assets and the increase in profit sharing of associates.

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
Research and development
Our research and development efforts in the Mexican energy sector have evolved from an approach focused on the development of technological capabilities and institutional collaboration to a structured model governed by federal regulatory frameworks, while maintaining continuity in strategic engagement with public research centers and specialized organizations.

Our research and development strategy is oriented toward the development of specialized technologies that are not available in the international market and on the development of highly specialized human resources in the oil industry, with the objective of addressing technological needs in exploration, production, refining, and petroleum products.
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
In addition to our close coordination with the Mexican Petroleum Institute, we have established an active collaboration model with various research institutions in Mexico, including those that are part of the Sistema Nacional de Centros Públicos de Investigación (National System of Public Research Centers), including the Centro de Investigación Científica y de Educación Superior de Ensenada (Ensenada Center for Scientific Research and Higher Education, or “CICESE”), Centro de Tecnología Avanzada (Advanced Technology Center, or “CIATEQ”), Centro de Ingeniería y Desarrollo Industrial (Center for Engineering and Industrial Development, or “CIDESI”) and Instituto Potosino de Investigación Científica y Tecnológica (Institute for Scientific and Technological Research, or “IPICYT”), among others. These collaborations contribute to technological development, talent formation, and the generation of scientific knowledge applied to the hydrocarbons sector.
The new guidelines issued in March 2025 by the Ministry of Energy for the administration and operation of scientific research, technological development, and innovation activities in hydrocarbons, as well as the guidelines of Budgetary Program F003 “National Strategic Programs for Science, Technology and Linkages with the Social, Public and Private Sectors,” issued by the Secretaría de Ciencia, Humanidades, Tecnología e Innovación (Ministry of Science, Humanities, Technology and Innovation), introduce a framework for governance, regulation, and institutional oversight in the management of research and development projects, aligned with federal public policies on science, technology, and innovation.
Collectively, the integration of these guidelines reflects an evolution toward a technology management model that combines continuity in institutional collaboration with research centers and the strengthening of regulatory and governance frameworks, enabling us to consolidate technological capabilities, ensure the traceability of its projects, and maximize the strategic value of innovation in the hydrocarbons sector.

New Accounting Standards
•Lack of Exchangeability (Amendments to IAS 21)
For annual reporting periods beginning on or after 1 January 2025, Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments did not have a material impact on PEMEX’s financial statements.
Recently Issued Accounting Standards
A number of new standards are effective for annual periods beginning on or after January 1, 2026 and earlier application is permitted. As of the date of this annual report, we have not adopted the new or amended standards in our consolidated financial statements included herein.
i. Presentation and Disclosure in Financial Statements (IFRS 18). PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.
ii. Other accounting standards
The following new and amended accounting standards are not expected to have a significant impact on our consolidated financial statements included herein.
•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7).
•Annual Improvements to IFRS Accounting Standards (Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7).

Item 6.    Directors, Senior Management and Employees
Overview
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
Directors and Officers
Year-Ended December 31, 2025
The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos as of December 31, 2025:

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

Other board memberships: CFE (Chairperson); CENAGAS (Chairperson); Instituto Mexicano del Petróleo (Chairperson); Litio para México (Chairperson); Comision Intersecretarial de Gasto Publico, Financiamiento y Desincorporación; Comisión Intersecretarial para el Desarrollo Rural Sustentable; Comisión Presidencial de Planes de Justicia y Desarrollo Regional de Pueblos Indígenas y Afromexicanos; Comité Técnico del Consejo Nacional de Normalización y Certificación de Competencias Laborales; Comisión Nacional de Vivienda; Comisión Intersecretarial de Zonas Económicas Especiales; Agencia Nacional de Seguridad Industrial y Protección al Medio Ambiente del Sector Hidrocarburos; Instituto Nacional de Ecología y Cambio Climático; Comisión Intersecretarial para la Atención de Sequías e Inundaciones; Comisión Intersecretarial para el Manejo Sustentable de Mares y Costas; Banco Nacional de Comercio Exterior; Nacional Financiera; Sistema Nacional para la Igualdad entre Mujeres y Hombres; Comisión Intersecretarial para Prevenir y Atender la Contaminación por Hidrocarburos y Sustancias Nocivas en las Zonas Marinas Mexicanas; Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo; Comisión Nacional de Inversiones Extranjeras; Comité del Control y Desempeño Institucional en la Secretaría de Energía (Chairperson); and Alianza para la Formación e Investigación en Infraestructura para el Desarrollo de México; Comité de Asignaciones, Contratos y Permisos de la Secretaría de Energía (Chairperson); Comité Técnico de la Comisión Nacional de Energía (Chairperson); Consejo de Planeación Energética (Chairperson).

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

Other board memberships: Comité de Adquisiciones, Arrendamientos y Servicios de la SENER; Comité de Bienes Muebles de la SENER; Comité Técnico del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Alternate); Consejo Directivo del Centro Nacional de Metrología; Consejo Técnico de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos; Comité Consultivo de Normalización de la Secretaría de Marina; Comisión Intersecretarial para Prevenir y Atender la Contaminación por Hidrocarburos y Sustancias Nocivas en las Zonas Marítimas Mexicanas (Alternate); Comité de Asignaciones, Contratos y Permisos de la Secretaría de Energía (full member and alternate chairperson); Comié Técnico de la Comisión Nacional de Energía (full member and alternate chairperson); Consejo de Administración del Centro Nacional del Control de Gas Natural; and Consejo de Planeación Energética..

Family relations: None.

2024

Mr. Édgar Abraham Amador Zamora	Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit Born: 1967 Business experience: Technical Investigating Officer at the Governing Board of Banco de México; Economics Professor at UNAM; Secretary of Finance of the Government of Mexico City, and Undersecretary of Finance and Public Credit.	2025

Other board memberships: Casa de Moneda de México (Chairperson); Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (CONDUSEF) (Chairperson); Instituto para la Protección al Ahorro Bancario (Chairperson); Lotería Nacional para la Asistencia Pública (Chairperson); Instituto Para Devolver al Pueblo lo Robado (Chairperson); Banco del Bienestar, S.N.C. (Chairperson); Banco Nacional de Comercio Exterior, S.N.C. (BANCOMEXT) (Chairperson); Banco Nacional de Obras y Servicios Públicos, S.N.C. (BANOBRAS) (Chairperson); Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C. (BANJERCITO) (Chairperson); Nacional Financiera, S.N.C. (NAFIN) (Chairperson); Sociedad Hipotecaria Federal, S.N.C. (SHF) (Chairperson); CNBV; Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) (Chairperson); Servicio de Administración Tributaria (Tax Administration Service, or the SAT) (Chairperson); Instituto Nacional de las Personas Adultas Mayores; Instituto Mexicano de Tecnología del Agua; Instituto Nacional de Ecología y Cambio Climático (INECC); Comisión Nacional del Agua; Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos (CAPUFE); Servicio Postal Mexicano (SEPOMEX); Consejo Nacional de Fomento Educativo; Fondo de Cultura Económica; Instituto Mexicano de la Radio (Chairperson); Instituto Nacional para la Educación de los Adultos; Fideicomiso de los Sistemas Normalizado de Competencia Laboral y de Certificación de Competencia Laboral; Instituto del Fondo Nacional para el Consumo de los Trabajadores (INFONACOT); Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE); Instituto Mexicano del Seguro Social (IMSS); Instituto Nacional de las Mujeres (INMUJERES); CFE; Comisión Intersecretarial de Cambio Climático; Comisión Intersecretarial para el Conocimiento y Uso de la Biodiversidad; Comisión Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Comisión Intersecretarial para la Atención de Sequías e Inundaciones; Consejo de Estabilidad del Sistema Financiero; Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional de Protección Civil; and Litio para México.

Family relations: None.

Mr. Carlos Gabriel Lerma Cotera
Alternate Board Member of Petróleos Mexicanos and Undersecretary of Revenue of the Ministry of Finance and Public Credit.

Born: 1970

Business experience: Chief Executive Officer of Altán Redes; Chief of Staff to the Secretary of Finance; Energy Director at the National Bank for Public Works and Services (Banobras); Director of Energy Sector Financing; Director of INMEX and Industrial Parks Financing; Northwest Regional Director and State Director for Sinaloa, all at the National Bank for Foreign Trade (Bancomext); and Adjunct Professor at the Instituto Tecnológico y de Estudios Superiores de Monterrey, Sinaloa Campus

Other board memberships: Centro Nacional de Control de Energía; CFE (Alternate); Fondo Mexicano del Petróleo para la Estabilización y Desarrollo (Alternate); Consejo Nacional de Armonización Contable; and Consejo Consultivo Nacional del Sistema Nacional de Información Estadística y Geográfica.

Family relations: None.
2025

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

Other board memberships: Comisión Federal de Electricidad.

Family relations: None.
2024
Mr. José Luis Samaniego Leyva
Alternate Board Member of Petróleos Mexicanos and Undersecretary for Sustainable Development and Circular Economy of the Ministry of Environment and Natural Resources

Born: 1956

Business experience: General Director of the National Institute of Ecology and Climate Change; Executive Director of the World Resources Institute Mexico and Colombia; Director of the Sustainable Development and Human Settlements Division at the Economic Commission for Latin America and the Caribbean (ECLAC); Lead Negotiator and Secretary of the Escazú Agreement (ECLAC); Director of the Center for Sustainable Transport; and Head of the International Affairs Unit at the Ministry of Environment and Natural Resources.

Other board memberships: CFE (Alternate); and Comisión Ambiental de la Megalópolis.

Family relations: None.
2025

Mrs. Rosaura Ruiz Gutiérrez
Board Member of Petróleos Mexicanos and Secretary of Science, Humanity, Technology and Innovation

Born: 1950

Business experience: Head of the National Council of Humanities, Sciences and Technologies (Conahcyt); Coordinator of the University Seminar on Evolution; Secretary of Education, Science, Technology and Innovation of Mexico City; Member of the Board of Governors of the National Autonomous University of Mexico (UNAM); Coordinator of Special Academic Projects, General Secretariat of UNAM; Director of the Faculty of Sciences of UNAM; President of the Mexican Academy of Sciences; Vice President of the Mexican Academy of Sciences; Executive Secretary of the Common Higher Education Area (ECOES); Regional General Coordinator of the Network of Public Macro Universities of Latin America and the Caribbean (Red de Macro Universidades Públicas de América Latina y el Caribe); President of the Mexican Academy of Sciences; Vice President of the Mexican Academy of Sciences; Executive Secretary of the Common Space for Higher Education (ECOES); Regional General Coordinator of the Network of Public Macro Universities of Latin America and the Caribbean (RED MACRO); Secretary of Institutional Development of UNAM; Secretary of the Mexican Academy of Sciences; President of the Mexican Council of Graduate Studies, A. C.; General Director of Graduate Studies at UNAM; Special Commissioner of the University Council to analyze the role of UNAM in Higher Education; Member of the Scholarship Subcommittee of the Biology Department at UNAM; Coordinator of the Graduate Program in Sciences at UNAM, and Coordinator of the Laboratory of History of Biology at UNAM.General Director of Human Development and Organization of the Ministry of the Environment and Natural Resources; Structures Manager of the Instituto del Fondo Nacional de la Vivienda para los Trabajadores; Head of the Counseling Unit of Petróleos Mexicanos; Organizational Communication Coordinator of Pemex-Gas y Petroquímica Básica; Deputy Administrator of the General Administration of Evaluation of the Tax Administration Service; Advisor to the Internal Control Unit of Pemex-Refining, Coordinator of Publicity of the National Polytechnic Institute, and Coordinator of Publicity and Promotion of Bonos del Ahorro Nacional (National Savings Bonds)

Other board memberships: Governing Body of Centro de Investigación en Ciencias de Información Geoespacial, A.C. (Chairperson); Governing Body of Centro de Investigación Científica de Yucatán, A.C. (Chairperson); Governing Body of Centro de Investigación en Alimentación y Desarrollo (Chairperson); Governing Body of Centro de Investigación en Matemáticas, A. C. (Chairperson); Governing Body of Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C. (Chairperson); Governing Body of Centro de Investigaciones en Óptica, A.C. (Chairperson); Governing Body of Centro de Investigación y Docencia Económicas, A.C. (Chairperson); Governing Body of Centro de Innovación Aplicada en Tecnologías Competitivas, A.C. (Chairperson); Governing Body of Centro de Tecnología Avanzada, A.C. (Chairperson); Governing Body of El Colegio de la Frontera Norte, A.C. (Chairperson); Governing Body of El Colegio de Michoacán, A.C. (Chairperson); Governing Body of El Colegio de San Luis, A. C. (President); Governing Body of the Instituto de Ecología, A.C. (Chairperson); Governing Body of the Instituto Potosino de Investigación Científica y Tecnológica, A.C. (Chairperson); Governing Body of the Centro de Investigación en Materiales Avanzados, S.C. (Chairperson); Governing Body of the Centro de Investigación y Desarrollo Tecnológico en Electroquímica, S. C. (Chairperson); Governing Body of Centro de Investigaciones Biológicas del Noroeste, S.C. (Chairperson); Governing Body of Centro de Investigaciones Biológicas del Noroeste, S.C. (Chairperson); Governing Body of Centro de Ingeniería y Desarrollo Industrial (Chairperson); Governing Body of Centro de Investigación Científica y de Educación Superior de Ensenada; Baja California (Chairperson; Governing Body of Centro de Investigación en Química Aplicada (Chairperson); Governing Body of Centro de Investigaciones y Estudios Superiores en Antropología Social (Chairperson); Governing Body of El Colegio Frontera Sur (Chairperson); Governing Body of Instituto de Investigaciones “Dr. José María Luis Mora” (Chairperson); Governing Body of the National Institute of Astrophysics, Optics and Electronics (Chairperson); Governing Body of Innova Bienestar de México, S.A.P.I. (Chairperson); Technical Committee of the National Fund for the Development of Human Resources (Chairperson); Intersecretarial Commission on Biosecurity and Genetically Modified Organisms; Intersecretarial Commission on Information Technologies and Communication; National Coordinating Comission of Oceanographic Research; and Governing Board of the Rosario Castellanos National University (Chairperson).

Family relations: None
2024

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

Family relations: None
2025

Ms. Emilia Esther Calleja Alor
Board Member of Petróleos Mexicanos and General Director of the Federal Electricity Commission (CFE).

Born: 1970

Business experience: General Director of the Subsidiary Productive Company CFE Generación I of the Federal Electricity Commission (CFE); Regional Supervisor of the Deputy Management of Central Thermoelectric Production; Support in the Coordination of Thermoelectric Generation of the Subdirectorate of Non-Regulated Businesses; Head of Technical Department II (Operational/Chemical/Environmental); Generation Coordination of the Celaya National Training Center; General Superintendent/ Project Manager 347 CC Salamanca; Head of the Analysis and Results Department in Functions; Acting General Superintendent; Technical Supervisor II Analysis and Results, and Shift Superintendent in Training; Technical Supervisor II Instrumentation and Control, all at the Salamanca Thermoelectric Power Plant of the CFE.

Other board memberships: Board of Directors of the Subsidiary Company, CFEnergía, S.A. de C.V. (President); Board of Directors of the Subsidiary Company CFE International, LLC. (President), and Board of Directors of the Subsidiary Company CFE Calificados, S.A. de C.V. (President).

Family relations: None.
2024

Ms. Liliana Barrera Jiménez
Alternate Board Member of Petróleos Mexicanos and Director of Specialized Services and Commercial Strategy of the Federal Electricity Commission (CFE)

Born: 1982

Business experience: Corporate Director of Commercial Business at CFE; Deputy Manager of Administration at CFE Generación I of the Federal Electricity Commission (CFE); Head of the Procurement Department at CFE Generación V; Head of the Procurement and Warehouse Office of the Deputy Management of Combined Cycle and Gas Turbine Operations; Head of the Administration Department of the Deputy Management of Combined Cycle and Gas Turbine Operations; Head of the Regional Budget Office; Head of the Regional Accounting Office; Head of the Regional Human Resources Office of the Central Regional Production Management; Administrative Liaison of the Central Regional Thermoelectric Generation Deputy Management; Central Administrator of the Ambrosio Figueroa Hydroelectric Plant “La Venta”; Head of the Regional Fixed Assets Office of the Central Regional Production Management.

Other board memberships: Administrative Board of InnovaBienestar de México; Investment Committee of the Comisión Federal de Electricidad; Technical Consultive Board for Supply at the Comisión Federal de Electricidad; Subcommittee on Exceptions to Open Competitive Bidding Processes for the Acquisition of Goods and Services at Comisión Federal de Electricidad; Subcommittee on Exceptions to Open Competitive Bidding Processes for Construction and Related Services at Comisión Federal de Electricidad; Real Estate Committee of the Comisión Federal de Electricidad; Personal Property Committee of the Comisión Federal de Electricidad; and Representative of the Comisión Federal de Electricidad before the Governing Board of the Center for Scientific Research and Higher Education of Ensenada, Baja California.

Family relations: None.
2025

Mr. Juan José Paullada Figueroa	Independent Board Member of Petróleos Mexicanos Born: 1951 Business experience: Managing Partner at Paullada, Guevara y Asociados, S.C.; Tax Counsel at Ministry of Finance and Public Credit; General Director of the Fideicomiso Liquidador de Instituciones y Organizaciones Auxiliares de Crédito; and General Director of FIDELIQ. Other board memberships: Grupo Machado (Independent Board Member). Family relations: None.	2019

Ms. María del Rosío Vargas Suárez	Independent Board Member of Petróleos Mexicanos Born: 1959 Business experience: Independent Board Member of the Federal Electricity Commission (CFE); Tenured Full-Time Researcher, Level B, at the Center for Research on North America of the National Autonomous University of Mexico (UNAM); Coordinator of the Global Studies Area at the Center for Research on North America of UNAM.. Family relations: None.	2025

Vacant

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

Other board memberships: Comisión Federal de Electricidad.

Family relations: None.
		2024

Mr. Juan Carlos Carpio Fragoso	Chief Financial Officer Born: 1979 Business experience: General Director of Financial Administration of the Ministry of Administration and Finance of Mexico City; Director of Strategic Analysis of C5 of Mexico City; Director of Concentration and Control of Funds in the Ministry of Administration and Finance of Mexico City, and Director of Funds and Securities Operations of the Ministry of Administration and Finance of Mexico City. Other board memberships: Ikal Insurance Company A.G. (formerly Kot Insurance Company A.G.) Family relations: None.	2024

Ms. Marcela Villegas Silva	Director of Management and Services Born: 1959 Business experience: Coordinator and General Administrator at the Central de Abastos (Supply Center) in Mexico City; Executive Director of Innovation and Projects in the Government of Mexico City; and Institutional Director of Graduate Studies at the Universidad del Valle de México. Family relations: None.	2025

Mr. Gabriel Cadena Salgado	Chief Commercial Officer Born: 1985 Business experience: Advisor to the Secretary of Finance; Regional Coordinator for Revenue Collection and Enforcement at the National Water Commission; and Deputy Manager of Special Audits at the National Water Commission. Family relations: None.	2025

Mr. Hugo Eduardo Vadillo Zurita
Director of Planning, Coordination Performance and Sustainability

Born: 1975

Business experience: Deputy Director of Institutional Internal Control at Petróleos Mexicanos; Head of the Internal Control Unit at the National Customs Agency of Mexico; Head of the Internal Control Unit at the National Lottery; Head of the Internal Control Unit at the National Institute of Migration; and Head of the Complaints, Claims and Investigations Unit of the Internal Control Unit at the National Institute of Migration.

Other board memberships: Administrative Board of Comisión Federal de Electricidad (Alternate); Administrative Board of InnovaBienestar de México (Alternate); and Instituto Mexicano del Petróleo (Alternate).

Family relations: None.
		2025

Ms. Rosa Bello Pérez	General Counsel Born: 1964 Business experience: Deputy Director of Legal Consulting of Petróleos Mexicanos; Manager of Regulatory and Administrative Affairs of Petróleos Mexicanos; Head of the Legal Affairs Unit of the Internal Control Unit of Petróleos Mexicanos, and Head of the Responsibilities Area of the Internal Control Unit of Pemex-Gas y Petroquímica Básica. Family relations: None.	2025

Mrs. Rosa María Gutiérrez Rodríguez	Head of Internal Auditing Born: 1960 Business experience: General Coordinator of Good Governance at the Ministry of Anti-Corruption and Good Governance; Head of the International Trade Practices Unit at the Ministry of Economy; General Administrator of Evaluation at the Tax Administration Service; Executive Secretary of Administration at the Federal Council of the Judiciary; and General Director of Responsibilities at the Superior Federal Comptroller’s Office. Family relations: None.	2025

Mr. Carlos Armando Lechuga Aguiñaga	General Director of Industrial Processes Born: 1967 Business experience: Deputy Director of Treatment and Logistics; Manager of Treatment Coordination and Logistics; and Manager of Hydrocarbon Marketing Strategy, all at Petróleos Mexicanos. Family relations: None.	2025

Mr. Octavio Barrera Torres	Director of Exploration and Extraction Born: 1971 Business experience: Deputy Director of Design, Engineering and Project Execution, Pemex Exploration and Production; Deputy Director of Investment Portfolio Management at Pemex Exploration and Production. Family relations: None.	2025

Mr. Israel Benitez López	Director of Logistics Operations Born: 1972 Business experience: Undersecretary of Police Operations at Ministry of Citizen Security of Mexico City; General Director of Proximity Police in the South Zone at the Ministry of Citizen Security of Mexico City; Director of Police Operations in the South Zone at the Ministry of Citizen Security of the Federal District. Family relations: None.	2025

Mr. Sergio Benito Osorio Romero	Director of Energy Transformation Born: 1954 Business experience: Manager of Primary Treatment and Operations in the Southern Region at Petróleos Mexicanos; General Director of the Public Transportation Network of Mexico City; Chief Advisor at the Senate of the Republic; and Deputy at the Chamber of Deputies. Family relations: None.	2025

Current Directors and Officers
The following table sets forth certain information with respect to directors and executive officers of Petróleos Mexicanos as of the date of this annual report:

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed
Mrs. Luz Elena González Escobar	Chairperson of the Board of Petróleos Mexicanos and Secretary of Energy (refer to Petróleos Mexicanos above)	2024

Mr. Juan José Vidal Amaro	Alternate Chairperson of the Board of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy (refer to Petróleos Mexicanos above)	2024
Mr. Édgar Abraham Amador Zamora	Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit (refer to Petróleos Mexicanos above)	2025

Mr. Carlos Gabriel Lerma Cotera	Alternate Board Member of Petróleos Mexicanos and Undersecretary of Revenue of the Ministry of Finance and Public Credit (refer to Petróleos Mexicanos above)	2025
Mrs. Alicia Isabel Adriana Bárcena Ibarra	Board Member of Petróleos Mexicanos and Secretary of Environment and Natural Resources (refer to Petróleos Mexicanos above)	2024
Mr. José Luis Samaniego Leyva	Alternate Board Member of Petróleos Mexicanos and Undersecretary for Sustainable Development and Circular Economy of the Ministry of Environment and Natural Resources (refer to Petróleos Mexicanos above)	2025
Mrs. Rosaura Ruiz Gutiérrez	Board Member of Petróleos Mexicanos and Secretary of Science, Humanity, Technology and Innovation (refer to Petróleos Mexicanos above)	2024
Ms. Celina Peña Guzmán
Alternate Board Member of Petróleos Mexicanos and Undersecretary of Technological Development, Linkage and Innovation of the Ministry of Science, Humanity, Technology and Innovation

Born:1977

Business experience: Secretary of Science, Humanities, Technology and Innovation for the Puebla State Government; Director of Service at the Secretariat of Tourism for the City of Puebla; Director of Historical Studies at the Executive Committee for the 150 Anniversary of the Battle of Puebla for the Puebla State Government; Professor at the Benemérita Universidad Autónoma de Puebla; and Professor at the Universidad Iberoamericana de Puebla.

Family relations: None

		2026
Mrs. Emilia Esther Calleja Alor	Board Member of Petróleos Mexicanos and General Director of CFE (refer to Petróleos Mexicanos above)	2024
Mrs. Liliana Barrera Jiménez	Alternate Board Member of Petróleos Mexicanos and Corporate Director of Commercial Business of CFE (refer to Petróleos Mexicanos above)	2025
Mr. Juan José Paullada Figueroa	Independent Board Member of Petróleos Mexicanos (refer to Petróleos Mexicanos)	2019
Mrs. María del Rosío Vargas Suárez	Independent Board Member of Petróleos Mexicanos (refer to Petróleos Mexicanos)	2025

Vacant	Independent Board Member of Petróleos Mexicanos
Mr. Victor Rodríguez Padilla	Chief Executive Officer/General Director (refer to Petróleos Mexicanos above)	2024
Mr. Juan Carlos Carpio Fragoso	Chief Financial Officer (refer to Petróleos Mexicanos above)	2024
Ms. Marcela Villegas Silva	Director of Management and Services (refer to Petróleos Mexicanos above)	2025
Mr. Gabriel Cadena Salgado	Chief Commercial Officer (refer to Petróleos Mexicanos above)	2025
Mr. Hugo Eduardo Vadillo Zurita	Director of Planning, Coordination and Sustainability (refer to Petróleos Mexicanos above)	2025
Ms. Diana Gabriela Martínez Iribarren	Acting General Counsel and Deputy Director of Special Legal Matters Born: 1969 Business experience: Legal Manager for Administrative Litigation; Deputy Legal Manager for Environmental Protection; and Specialist Coordinator at the Legal Sub-Management of Industrial Safety and Environmental Protection, all within the Legal Department of Petróleos Mexicanos; and lawyer at FIDELIQ. Family relations: None. Other board memberships: Board of P.M.I. Trading; Board of P.M.I. Comercio Internacional (Alternate)	2026
Ms. Rosa María Gutiérrez	Acting Head of Internal Auditing (refer to Petróleos Mexicanos above)	2025
Mr. Carlos Armando Lechuga Aguiñaga	General Director of Industrial Processes (refer to Petróleos Mexicanos above)	2025
Mr. Octavio Barrera Torres	Director of Exploration and Extraction (refer to Petróleos Mexicanos above)	2025
Mr. Israel Benitez López	Director of Logistics Operations (refer to Petróleos Mexicanos above)	2025
Mr. Sergio Benito Osorio Romero	Director of Energy Transformation (refer to Petróleos Mexicanos above)	2025
Compensation of Directors and Officers
For the year ended December 31, 2025, the aggregate compensation of executive officers of Petróleos Mexicanos (15 people) paid or accrued in that year for services in all capacities was Ps.39.6 million. Except in the case of the independent members, the members of the Board of Directors of Petróleos Mexicanos did not receive compensation for their services. The compensation paid or accrued during 2025 to the independent members of the Board of Directors of Petróleos Mexicanos was Ps.4.4 million. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for information about the salary advances that we offer to our executive officers as an employee benefit.
Board Practices
As of December 31, 2025, except in the case of the independent members with respect to the Board of Directors of Petróleos Mexicanos, neither the members of the boards of directors nor the executive officers of Petróleos Mexicanos are appointed for a specific term. The length of the terms of the Secretary of Energy and the Secretary of Finance and Public Credit is, however, limited by the length of their respective positions in the Mexican Government. The three independent members of the Board of Directors of Petróleos Mexicanos are appointed for five-year terms, and may be appointed for an additional term of the same length.

The Mexican Government representatives that serve as members of the boards of directors of Petróleos Mexicanos may be removed at the discretion of the President of Mexico. The independent members of the Board of Directors of Petróleos Mexicanos may be removed for cause, including failure to carry out the duties and obligations set forth in the 2025 Petróleos Mexicanos Law, by the President of Mexico upon Senate approval.
As of December 31, 2025, the Board of Directors of Petróleos Mexicanos appoints members to and convenes the six committees established in accordance with the 2025 Petróleos Mexicanos Law to support its work. Unless otherwise specified in the 2025 Petróleos Mexicanos Law, the memberships of these committees must consist of at least three, but no more than five, members of the Board of Directors of Petróleos Mexicanos. Each of these committees must include one independent member of the Board of Directors of Petróleos Mexicanos, with the exception of the Audit Committee, which must include three independent members. As of the date of this annual report, the Board of Directors of Petróleos Mexicanos has convened the six committees established in accordance with the 2025 Petróleos Mexicanos Law. Each of the Secretary of Energy, the Secretary of Finance and Public Credit and any ministry-level secretary serving as a member of the Board of Directors of Petróleos Mexicanos may designate one or more alternates to take his or her place at committee meetings, provided that these alternates are public officials whose positions are not more than two levels below such secretary’s position in the Mexican Government.
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
Each of the three members of the Audit Committee is “independent” of Petróleos Mexicanos within the meaning of Rule 10A-3 under the Exchange Act. In accordance with the 2025 Petróleos Mexicanos Law, the Audit Committee consists of three independent members of the Board of Directors of Petróleos Mexicanos, each of whom will serve as the chair of the committee on a rotating, annual basis, as determined by the Board of Directors of Petróleos Mexicanos.
As of December 31, 2025, the Audit Committee consisted of the following members:
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Audit Committee;
•Ms. María del Rosío Vargas Suarez, independent member of the Board of Directors of Petróleos Mexicanos; and
•Vacant.
A representative of the General Director, the Head of the Internal Auditing Area, the General Counsel or any other person may attend the Audit Committee’s meetings as a guest with the right to participate, but not vote, when deemed advisable and appropriate given the subject matter to be discussed.
Human Resources, Compensation and Austerity Committee
The duties of the Human Resources and Compensation Committee included, among others, proposing the compensation of the General Director and other members of senior management of Petróleos Mexicanos within three levels of the General Director, as well as proposing hiring policies, performance management guidelines and the compensation of all other employees of Petróleos Mexicanos.
As of December 31, 2025 the Human Resources, Compensation and Austerity Committee is chaired by an independent director of the Board of Petróleos Mexicanos and includes the Secretary of Energy and the Secretary of Finance and Public Credit.
As of December 31, 2025, the Human Resources, Compensation and Austerity Committee consists of the following members:

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
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;
•Ms. Luz Elena González Escobar, Chairperson of the Board of Directors of Petróleos Mexicanos and Secretary of Energy;
•Mr. José María Castañeda Lozano, alternate member and Head of the Administration and Finance Unit of the Ministry of Energy;
•Mr. Adrián Bautista Herrera, alternate member and General Director of Human Resources of the Ministry of Energy;
•Mr. Édgar Abraham Amador Zamora, member of the Board of Directors of Petróleos Mexicanos and Secretary of Finance and Public Credit, and
•Mr. Gerardo Almonte López, alternate member and Head of the Government Accounting Unit of the Ministry of Finance and Public Credit.
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
As of December 31, 2025, the Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Strategy and Investments Committee;
•Ms. María del Rosío Vargas Suárez, independent member of the Board of Directors of Petróleos Mexicanos;
•Ms. Luz Elena González Escobar, Chairperson of the Board of Directors of Petróleos Mexicanos;
•Mr. Édgar Abraham Amador Zamora, member of the Board of Directors of Petróleos Mexicanos and Secretary of Finance and Public Credit,
•Mr. Juan José Vidal Amaro, alternate member and Undersecretary of Hydrocarbons of the Ministry of Energy;
•Mr. Óscar Mancera Alejándrez, alternate member and Head of the Technical Exploration Unit of the Ministry of Energy.
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
As of December 31, 2025, the Acquisitions, Leasing, Public Works and Service Committee consists of the following members:
•    Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Acquisitions, Leasing, Public Works and Services Committee;
•María del Rosío Vargas Suárez, independent member of the Board of Directors of Petróleos Mexicanos;
•Ms. Luz Elena González Escobar, Chairperson of the Board of Directors of Petróleos Mexicanos;
•Mr. Édgar Abraham Amador Zamora, member of the Board of Directors of Petróleos Mexicanos and Secretary of Finance and Public Credit,
•Mr. José María Castañeda Lozano, alternate member and Head of the Administration and Finance Unit of the Ministry of Energy;

•Ms. Elba Paola Hurtado Arroyo, alternate member and General Director of Budgeting and Programming of the Ministry of Energy; and
•Mr. Gerardo Almonte López, alternate member and Head of the Government Accounting Unit of the Ministry of Finance and Public Credit.
Affiliated Companies Committee
The Affiliated Companies Committee is chaired by an independent director of the Board of Petróleos Mexicanos and includes the Secretary of Energy and the Secretary of Finance and Public Credit. Among other functions, the Committee provides opinions to the Board of Directors regarding the creation, merger, or spin-off of affiliated companies in which Petróleos Mexicanos holds a direct interest, and assists in the establishment of guidelines, policies, rules, procedures and other provisions related to the operation, oversight, performance evaluation and monitoring of the operating and business results of such companies.
As of December 31, 2025, the Affiliated Companies Committee consists of the following members:
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
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;
•Ms. Luz Elena González Escobar, Chairperson of the Board of Directors of Petróleos Mexicanos and Secretary of Energy;
•Mr. Édgar Abraham Amador Zamora, member of the Board of Directors of Petróleos Mexicanos and Secretary of Finance and Public Credit;
•Mr. Juan José Vidal Amaro, alternate member and Undersecretary of Hydrocarbons of the Ministry of Energy;
•Mr. Mauricio Camarena Páez, alternate member and Head of the Unit for the Development of Contractual Models for Entitlements, Regulatory Projects and Technical Argumentation of the Ministry of Energy;

Sustainability Committee
On December 3, 2022, the Board of Directors of Petróleos Mexicanos approved the creation of the Sustainability Committee. This Committee, among other duties, makes recommendations to the Board of Directors to implement the best practices and standards related to environmental, social and governance matters, and any other matter related to sustainability.
As of December 31, 2025, the Sustainability Committee consists of the following members:
•Ms. María del Rosío Vargas Suárez, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Sustainability Committee;
•Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;
•Ms. Luz Elena González Escobar, Chairperson of the Board of Directors of Petróleos Mexicanos and Secretary of Energy;
•Mrs. Alicia Isabel Adriana Bárcena Ibarra, member of the Board of Directors of Petróleos Mexicanos and Secretary of Environment and Natural Resources;
•Mr. Édgar Abraham Amador Zamora, member of the Board of Directors of Petróleos Mexicanos and Secretary of Finance and Public Credit;
•Mr. Jorge Marcial Islas Samperio, alternate member and Undersecretary of Energy Planning and Energy Transition of the Ministry of Energy;
•Mr. José Luis Samaniego Leyva, alternate member and Undersecretary for Sustainable Development and Circular Economy of the Ministry of Environment and Natural Resources, and
•Mr. Sergio Zirath Hernández Villaseñor, alternate member and Director General of Industry, Clean Energy and Air Quality Management of the Ministry of Environment and Natural Resources.

Employees
Excluding employees employed by us on a temporary basis, at December 31, 2025, we had 126,905 employees, as compared to 129,198 as of December 31, 2024. During 2025, Petróleos Mexicanos employed an average of 25,902 temporary employees.
The following table sets forth our employee numbers for the five years ended December 31, 2025:

Year	Petróleos Mexicanos	Subsidiary Companies	Total
2021	120,798	3,044	123,842
2022	116,063	3,991	120,054
2023	122,550	6,066	128,616
2024	123,657	5,541	129,198
2025	120,027	6,878	126,905
________________
Source: Petróleos Mexicanos and the subsidiary companies as of December 31, 2025 and Petróleos Mexicanos, its subsidiary companies and former subsidiary entities as of December 31, 2024, 2023, 2022 and 2021.
As of December 31, 2025, the Petroleum Workers’ Union represented 79.3% of the work force of Petróleos Mexicanos and the productive state-owned subsidiaries. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. Our relationship with our employees is regulated by the Ley Federal de Trabajo (which we refer to as the Federal Labor Law), a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union and the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Empresas Subsidiarias (Employment Regulation for White Collar Employees of PEMEX and Subsidiary Entities). The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union was officially established in 1938, we have not experienced labor strikes; we have experienced work stoppages for short periods of time, but none of these stoppages had a material adverse effect on our operations.
On September 22, 2025, Petróleos Mexicanos and the Petroleum Workers’ Union amended their collective bargaining agreement. The amendment became effective on August 1, 2025. The amended agreement provides for a 4.5% increase in wages and will regulate their labor relations until July 31, 2026
In accordance with the Federal Labor Law and the collective bargaining agreement in effect as of December 31, 2025, Petróleos Mexicanos and the productive state-owned subsidiaries are under an obligation to pay seniority premiums to retiring employees and pensions to retired employees, as well as death benefits and pensions to certain survivors of retired employees. Retirees are entitled to receive increases in their pensions, of at least the increase in NCPI from August 2025 to July 2026 and up to a maximum of the increase granted to salaries, whenever salary increases are granted to current employees. We also provide health and medical benefits to employees, retired employees and their beneficiaries and, subject to our overall budgetary constraints, we provide an interest-rate subsidy on employees’ mortgage loans.
As of December 31, 2025, the Mexican Government local bonds (the "Government Bonds") consist of 1 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the Ministry of Finance and Public Credit with maturity in 2026, at nominal value of Ps.21,419,618. The resources from the Government Bonds will be exclusively transferred to the Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) for the obligation payment related to its pension and retirement plan obligation. For further information about Government Bonds, see Note 14-A to our consolidated financial statements included herein.
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

On December 24, 2015, the Ministry of Finance and Public Credit published in the Official Gazette of the Federation the General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries. On August 3, 2016, the Ministry of Finance and Public Credit informed us that the Mexican Government would assume Ps.184.2 billion in payment liabilities related to our pensions and retirement plans, and accordingly replaced the Ps.50.0 billion promissory note issued to us on December 24, 2015 with Ps.184.2 billion in promissory notes.
On November 5, 1997, the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue paying labor liabilities and pensions. Our contributions to the plan assets for our retirement benefits totaled Ps. 87,848.3 million in 2025 and Ps.83,177 million in 2024. As of December 31, 2025 and 2024, the balance of the Pemex Labor Fund was Ps.2,450.4 million and Ps.111.4 million, respectively.
Item 7.    Major Shareholders and Related Party Transactions
Major Shareholders
Petróleos Mexicanos has no shareholders because it is a wholly state-owned public company controlled by the Mexican Government. The Mexican Government incorporates our annual budget and financing program into its budget, which must be approved by the Chamber of Deputies each year. Any adjustment proposed by the Board of Directors of Petróleos Mexicanos to change our annual financial balance goal or increase the limit on our wage and salary expenditures budget or our financing program must be approved by the Chamber of Deputies. See “Item 4—Information on the Company—General Regulatory Framework” for more information about the Mexican Government’s authority with respect to our budget. Our operations in the oil and gas sector are also regulated by the Mexican Government and its ministries.
Pursuant to the 2025 Petróleos Mexicanos Law, the number of seats on the Board of Directors of Petróleos Mexicanos has been reduced from ten to eight. For more information about recent changes to our corporate governance structure, see “Special Note Regarding Mexican Energy Reform” and “Item 4—Information on the Company—History and Development—Recent Energy Reform.” As of the date of this annual report, Mexican Government officials hold five of eight seats on the Board of Directors of Petróleos Mexicanos, while the additional three seats are held by independent members appointed by the President of Mexico and ratified by a two-thirds majority in the Mexican Senate. As of the date of this report, the General Director of Petróleos Mexicanos was, and as of the date of this annual report continues to be, a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to our Relationship with the Mexican Government.”
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
The Board of Directors of Petróleos Mexicanos, including the independent members who are not public officials, are subject to the duties of loyalty and diligence. In accordance with the 2025 Petróleos Mexicanos Law, an independent member of the Board of Directors of Petróleos Mexicanos may be removed from his or her position for, among other causes: (1) utilizing for personal benefit or for the benefit of any third party the information made available to him or her in connection with the exercise of his or her duties as a board member; (2) disclosing such information in violation of applicable law; or (3) not recusing him or herself from discussion of and voting on matters in respect of which he or she has a conflict of interest. A member of the Board of Directors of Petróleos Mexicanos who acts in contravention of the 2025 Petróleos Mexicanos Law may be held liable for any damages that he or she caused to Petróleos Mexicanos or any of its affiliated companies.

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Employment Regulation of White Collar Employees of Petróleos Mexicanos. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2025 was Ps. 0.9 million. As of March 31, 2026, the aggregate amount of salary advances outstanding to our executive officers was Ps.0.1 million. For further information about compensation of Directors and Officers, see Note 25 to our consolidated financial statements included herein.
Additionally, Ms. Emilia Esther Calleja Alor, one of the members of the Board of Directors of Petróleos Mexicanos, is also the Chief Executive Officer of CFE, and was appointed as a member of the Board of Directors of Petróleos Mexicanos in accordance with Article 18 Fraction V of the 2025 Petróleos Mexicanos Law. CFE has entered into several purchase agreements with Petróleos Mexicanos (in the Industrial Processes and Energy Transformation segments, formerly Pemex Industrial Transformation), which we consider to be a related party transaction. For further information about this related party transaction, see Note 25 to our consolidated financial statements included herein.
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
Governmental Investigations and Other Monitoring Activities
The Auditoría Superior de la Federación (Superior Audit Office of the Federation, or the “ASF”), pursuant to the 2025 Petróleos Mexicanos Law, has the authority to annually review Petróleos Mexicanos. The ASF reports directly to the Mexican Congress and prepares reports of its observations based on its review. These reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may expose our officials, as public servants, to legal sanctions. However, in most instances, any observed issues are clarified and resolved.
The public officers of Petróleos Mexicanos are subject to the General Law of Administrative Liabilities. The Liabilities Unit at Petróleos Mexicanos, which is part of the Secretaría Anticorrupción y Buen Gobierno (Ministry of Anti-Corruption and Good Governance, or “SABG”), is responsible for receiving complaints and investigating violations of the General Law of Administrative Liabilities, conducting investigations and administrative liability procedures, as well as imposing administrative penalties in accordance with applicable law.
We are subject to Mexican and international anti-corruption, anti-bribery, anti-money laundering and anti-terrorist financing laws. We maintain a corporate compliance program that includes policies and processes intended to comply with these laws, such as our internal control system. Our internal control system aims to prevent risks, anticipate any weaknesses arising from our operations or internal control over financial reporting and promote information exchange and communication. However, we are subject to the risk that our management, employees, contractors or any person doing business with us may (i) engage in fraudulent activity, corruption or bribery, (ii) circumvent or override our internal controls and procedures or (iii) misappropriate or manipulate our assets to our detriment. This risk is heightened by the fact that we have a large number of complex and significant contracts with local and foreign third parties. Although we have systems and internal policies in place for identifying, monitoring and mitigating these risks, such systems and policies have failed in the past and may not be effective in the future. Furthermore, we cannot ensure that these compliance policies and processes will prevent intentional or reckless or negligent acts committed by our management, employees, contractors or any person doing business with us. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are subject to Mexican and international anti-corruption, anti-bribery, anti-money laundering or similar laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.”
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
•Theft and illegal trade in fuels, which reduces our revenues by the amount that would have been generated from the sale of the stolen products and reduces our net income because the production cost of stolen product is included in our cost of sales. The increase in surveillance, as well as the actions taken against illegal trade in fuels, allowed us to protect 61.0 million liters of hydrocarbons in 2025.
•Tampering with the quality of the products we produce and transport, which negatively impacts consumers and our reputation.
During 2025, we experienced an increase in theft of and illegal trade in the fuels that we produce. We estimate that the average theft of fuel amounted to approximately 19.6 thousand barrels per day in 2025, a 15.3% increase as compared to 17.0 thousand barrels per day in 2024. For the years ended December 31, 2025 and 2024, losses resulting from fuel theft amounted to Ps.23,491.4 million and Ps.20,529.1 million, respectively.
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
•Strengthen coordination and collaboration between us and government authorities, which include, among others, the Fiscalía General de la República (Office of the Federal Attorney General), Secretaría de la Defensa Nacional, Secretaría de Marina- Armada de México y Guardia Nacional (Mexican Armed Forces and the National Guard), Procuraduría Federal del Consumidor (Federal Consumer’s Office), Servicio de Administración Tributaria (Tax Administration Service, or the “SAT”), state and municipal police, the Secretaría de Seguridad y Protección Ciudadana (Ministry of Security and Citizen Protection), the Ministry of Energy, the Unidad de Inteligencia Financiera (Finance Intelligence Unit), Agencia de Seguridad, Energía y Ambiente (Security, Energy and Environmental Agency), the National Commission of Energy and the Ministry of Finance and Public Credit.
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
The Plan Conjunto de Atención a Instalaciones Estratégicas de Pemex (Joint Plan for Attention to Strategic Facilities of Pemex), implemented in January 2019, is aimed at preventing and decreasing the illicit fuel market and envisages government actions that are channeled through general and special crime prevention and, in turn, through the strategy to combat the illicit hydrocarbon market which is part of the National Public Security Strategy implemented in this Joint Plan. During 2025 and 2024, 10,591 and 11,774 clandestine takeovers were identified and disabled, respectively, representing a decrease of 10.0% in the location of clandestine takeovers.
The principal actions of this plan are:
•Strengthen the security of our pipelines, land transport and facilities by establishing collaboration agreements with the Ministry of National Defense and the Mexican Armed Forces.
•Strengthen our Strategic Safeguard strategy through the implementation of four principal measures related to hydrocarbon theft, transport, storage and marketing, together with an ancillary measure focused on prosecution and enforcement.
•Increase monitoring and strategic safeguarding of our pipelines.
•Report and remove personnel who have been identified as participants in illicit activities related to the theft of hydrocarbons.
•Attention to facilities identified as priority such as refineries, petrochemical complexes, storage and dispatch terminals, maritime terminals and pumping and repumping stations.
•Strengthen fuel distribution capacity through alternative means of transportation to the pipeline.
•Ensure the continuity and effectiveness of the operational deployment of personnel from the Strategic Safeguard Subdirectorate and the Mexican Armed Forces to enhance troop deployment for the surveillance and patrolling of our reactivated pipeline transport systems.
•Evaluate 157 facilities, assigned according to the Remote Strategic Classification Program, 12 of which are classified as “AAA,” 19 as “AA” and 126 as “A.” This classification is based on the importance of the facility and its impact on the production chain, the environment and the population.
•Adjust deployments to reinforce the safeguarding of pipelines located in areas with the highest incidence of crime in terms of the illicit hydrocarbons market.
Our continued focus on the detection of illegal pipeline taps in 2025, together with the strict application of ground transportation protocols, enabled us to collect more information and develop more effective strategies to combat fuel theft, which in turn improved our ability to deploy ground patrol for the immediate identification and sealing of pipeline taps and avoid additional extraction of our hydrocarbon products.
The Strategic Safeguard Subdirectorate carries out surveillance and coordination activities within the scope of its operational functions to reduce the vulnerability of our infrastructure and contribute to the continuity of our value chain.
In 2024, surveillance and patrolling activities led to 12,414 alerts generated. All alerts in the pipeline transport systems were addressed, highlighting the dedication and commitment of the operational staff in maintaining a high level of performance.
In 2025, surveillance and coordination activities led us to address 7,976 out of 8,863 leak detection alerts generated, or 90.05% of such alerts, within approximately 60 minutes.
Our policy is to inform the Liabilities Unit at Petróleos Mexicanos when we become aware of information related to the illicit market in fuels that involves our personnel. The Liabilities Unit has the authority to investigate, undertake administrative proceedings, impose penalties against employees or former employees in connection with this issue and file criminal complaints.
Civil Actions
In the ordinary course of our business, we are a party to a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. As of December 31, 2025 and 2024, we had accrued a reserve of Ps.13.4 billion and Ps.13.2 billion, respectively, for our contingent liabilities in connection with these lawsuits. Our material legal proceedings are described in Note 19 to our consolidated financial statements included in this report, and those descriptions are incorporated by reference under this Item 8.
Trade Dispute
On July 20, 2022, the United States of America and Canada each requested dispute settlement consultations with Mexico regarding Mexico’s energy and oil policies. Such consultations argue that certain actions taken by Mexico are inconsistent with its commitments under the USMCA, particularly, those aimed at opening Mexico's electricity and oil markets to foreign investors. On December 12, 2022, Mexico presented a working plan aimed at resolving the dispute settlement consultations amicably. The notice of dispute under the USMCA regarding the energy sector policies and regulations remains in effect, and Mexico’s Ministry of Economy is leading and coordinating the management of the consultation process.
Dividends
Pursuant to the 2025 Petróleos Mexicanos Law, we were transformed from a productive state-owned company to a state-owned public company. Under the 2014 Petróleos Mexicanos Law, we and our subsidiary entities were subject to a dividend policy that required us to pay a state dividend to the Mexican Government on an annual basis. The 2025 Petróleos Mexicanos Law, which repealed and replaced the 2014 Petróleos Mexicanos Law, does not include a state dividend provision. Accordingly, we are no longer subject to the state dividend requirement, and we did not pay a state dividend in 2025. For more information, see “Item 4—Information on the Company—Taxes, Duties and Other Payments to the Mexican Government—Fiscal Regime for PEMEX.”
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
Item 10.    Additional Information
Memorandum and Articles of Association
The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938, effective July 20, 1938. Petróleos Mexicanos does not have bylaws or articles of association. Petróleos Mexicanos is a state-owned public company controlled by the Mexican Government and a legal entity empowered to own property and carry-on business in its own name.
The activities of Petróleos Mexicanos are regulated by the Mexican Constitution, the 2025 Petróleos Mexicanos Law, Regulations to the 2025 Petróleos Mexicanos Law, the Hydrocarbons Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” In accordance with the 2025 Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos has the following committees: the Audit Committee, the Human Resources, Compensation and Austerity Committee, the Strategy and Investment Committee, the Acquisitions, Leasing, Public Works and Services Committee, the Affiliated Companies Committee and the Sustainability Committee. See “Item 6—Directors, Senior Management and Employees.”
Under the 2025 Petróleos Mexicanos Law and the Regulations to the 2025 Petróleos Mexicanos Law, our directors are obligated to abstain from voting on a proposal, arrangement or contract in which they have a personal, family or business interest. Our directors do not have the power to vote compensation to themselves or any other member of the board. Except in the case of the independent board members, our directors do not receive compensation for their services as members of the boards of directors of Petróleos Mexicanos and the subsidiary entities. Under the 2025 Petróleos Mexicanos Law, our directors must perform their duties without obtaining or attempting to obtain any benefits greater than those granted by law. Therefore, our directors do not have borrowing powers exercisable by themselves. There is no requirement for early retirement for our directors.
Material Contracts
As of December 31, 2025 and 2024, we have entered into contracts with various contractors for Ps.49,170 million and Ps.73,388 million, respectively. These contracts are for the development of investment projects. See Note 26 to our consolidated financial statements included herein.
On January 27, 2009, we entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for our issuance from time to time of unsecured debt securities. On the same date, we entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Crédit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which we established a U.S.$7.0 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, our obligations under all notes issued under this program were jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. In December 2010, we appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. In each of December 2010 and January 2010, we increased the size of this program to U.S.$12.0 billion and U.S.$22.0 billion, respectively. We issued U.S.$3.5 billion of notes and bonds under this program in 2011. In 2012, we issued U.S.$5.3 billion of notes and bonds under this program. In 2013, we increased the size of this program to U.S.$32.0 billion and issued U.S.$6.9 billion of notes and bonds under it. In 2014, we increased the size of this program to U.S.$42.0 billion and issued U.S.$7.9 billion of notes and bonds under it. In 2017, we increased the size of this program to U.S.$92.0 billion and issued €4.3 billion, U.S.$5.0 billion and £450.0 million of notes and bonds under it. In 2018, we increased the size of this program to U.S.$102.0 billion and issued U.S.$6.0 billion, €3.15 billion and Swiss francs 365.0 million of notes and bonds under it. In 2019, we issued U.S.$14.8 billion of notes and bonds under this program. In 2020, we issued U.S.$6.5 billion of notes and bonds under this program. In 2021, we increased the size of this program to U.S.$125.0 billion. In 2023, we increased the size of this program to U.S.$130.0 billion and issued U.S.$2.0 billion of notes and bonds under it. Effective March 19, 2025, Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics were dissolved pursuant to the 2025 Petróleos Mexicanos Law, and all of their obligations, including under the guaranty arrangements described above, were assumed by Petróleos Mexicanos as their successor as a matter of Mexican law. For more information, see “Item 4—Information on the Company—History and Development—Recent Energy Reform.” See Note 15 to our consolidated financial statements included herein.

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
Pursuant to a registration statement on Form F-4 (File No. 333-126941), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act, among other securities previously issued thereunder that are no longer outstanding, up to U.S.$354,477,000 of 9.500% Bonds due 2027, U.S. $403,746,000 of POMESSM due 2027 and U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2035.
Pursuant to a registration statement on Form F-4 (File No. 333-126948), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act, among other securities previously issued thereunder that are no longer outstanding, up to U.S.$45,523,000 of 9.500% Bonds due 2027 and U.S. $96,254,000 of POMESSM due 2027. All outstanding POMES registered under these registration statements were, on March 15, 2006, mandatorily exchanged for 9.500% Bonds due 2027. Pursuant to a registration statement on Form F-4 (File No. 333-136674), which was declared effective by the SEC on November 3, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S.$751,995,000 of 6.625% Guaranteed Bonds due 2035. We refer to the securities registered in 2006 under these registration statements as the 2006 Securities.
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
Pursuant to a registration statement on Form F-4 (File No. 333-168326), which was declared effective by the SEC on August 31, 2010, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act, among other securities previously issued thereunder that are no longer outstanding, up to U.S. $1,000,000,000 of 6.625% Bonds due 2035. We refer to the securities registered in 2010 as the 2010 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-175821), which was declared effective by the SEC on August 31, 2011, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act. among other securities previously issued thereunder that are no longer outstanding, up to U.S.$1,250,000,000 of 6.500% Bonds due 2041. We refer to the securities registered in 2011 as the 2011 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-182553), which was declared effective by the SEC on July 23, 2012, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act, among other securities previously issued thereunder that are no longer outstanding, up to U.S.$1,750,000,000 of 5.500% Bonds due 2044. We refer to the securities registered in 2012 as the 2012 Securities.

Pursuant to a registration statement on Form F-4/A (File No. 333-189852), which was declared effective by the SEC on July 25, 2013, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act, among other securities previously issued thereunder that are no longer outstanding, up to U.S.$500,000,000 of 6.500% Bonds due 2041 and up to U.S.$1,000,000,000 of 5.50% Bonds due 2044. We refer to the securities registered in 2013 as the 2013 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-198588), which was declared effective by the SEC on September 22, 2014, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act, among other securities previously issued thereunder that are no longer outstanding, up to U.S.$3,000,000,000 of 6.375% Bonds due 2045. We refer to the securities registered in 2014 as the 2014 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-205763), which was declared effective by the SEC on February 22, 2016, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics registered pursuant to the Securities Act, among other securities previously issued thereunder that are no longer outstanding, $1,500,000,000 of 4.500% Notes due 2026, up to U.S.$1,500,000,000 of 5.50% Bonds due 2044 and up to U.S.$3,000,000,000 of 5.625% Bonds due 2046.
Pursuant to a registration statement on Form F-4 (File No. 333-213351), which was declared effective by the SEC on November 11, 2016, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics registered pursuant to the Securities Act, among other securities previously issued thereunder that are no longer outstanding, up to U.S.$3,000,000,000 of 6.875% Notes due 2026, and up to U.S.$3,500,000,000 of 6.750% Notes due 2047. We refer to the securities registered in 2016 as the 2016 Securities.
Pursuant to a registration statement on Form F-4 (File No. 333-220721), which was declared effective by the SEC on February 22, 2018, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics registered pursuant to the Securities Act, among other securities previously issued thereunder that are no longer outstanding, up to U.S.$5,500,000,000 6.500% Notes due 2027 and up to U.S.$2,500,000,000 6.750% Bonds due 2047.
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
Pursuant to a registration statement on Form F-4 (File No. 333-259870), which was declared effective by the SEC on February 28, 2022, Petróleos Mexicanos, Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics registered pursuant to the Securities Act, among other securities previously issued thereunder that are no longer outstanding, up to U.S. $6,813,567,000 6.700% Notes due 2032.
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
Payments of interest made by Petróleos Mexicanos, in respect of the Registered Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that:
•such fund is duly organized pursuant to the laws of its country of origin and is the effective beneficiary of the interest payment;
•the income from such interest payment is exempt from income tax in its country of residence; and
•such fund delivers certain information as per rules issued by the Ministry of Finance and Public Credit.
Additional Amounts. Petróleos Mexicanos, has agreed, subject to specified exceptions and limitations, to:
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
This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are assumed to be known to investors. This summary generally does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, certain short-term holders of Registered Securities, traders in securities electing to mark-to-market, or persons that hedge their exposure in the Registered Securities or hold the Registered Securities as a position in a “straddle” for tax purposes or as part of a “synthetic security” or a “hedging” or “conversion” transaction or other integrated investment comprised of such Registered Securities and one or more other investments, nonresident aliens present in the United States for more than 182 days in a taxable year, U.S. expatriates, entities taxed as partnerships or the partners therein, or persons that have a “functional currency” other than the U.S. dollar.
In addition, this summary does not discuss the application of state, local, or foreign tax laws, U.S. federal estate or gift tax laws, the Medicare contribution tax on net investment income, the alternative minimum tax or special timing rules prescribed under section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). United States Holders should consult their own tax advisers concerning the U.S. federal, state, local, foreign and other tax consequences of purchasing, owning, and disposing of a Registered Security in their particular circumstances.
Taxation of Interest and Additional Amounts. A United States Holder will treat the gross amount of stated interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) as ordinary interest income in respect of the Registered Securities.
Subject to generally applicable limitations and conditions, Mexican interest withholding tax paid at the appropriate rate applicable to the United States Holder may be eligible for credit against such United States Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted in December 2021 by the U.S. Internal Revenue Service (“IRS”) and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a United States Holder. In the case of a United States Holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on interest will generally be treated as meeting the requirements and therefore as a creditable tax. In the case of all other United States Holders, the application of these requirements to the Mexican tax on interest is uncertain and we have not determined whether these requirements have been met. If the Mexican interest tax is not a creditable tax for a United States Holder or the United States Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the United States Holder may be able to deduct the Mexican tax in computing such United States Holder's taxable income for U.S. federal income tax purposes. Interest and Additional Amounts will constitute income from sources without the United States and, for United States Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a United States Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. United States Holders should consult their own tax advisors regarding the application of these rules to their particular situations.
Original Issue Discount. A Registered Security is issued with original issue discount (“OID”) in an amount equal to the excess of its principal amount over its issue price. If the discount is equal to or more than a statutorily defined de minimis amount (the “Original Issue Discount Notes”), United States Holders generally will be subject to the special tax accounting rules for obligations issued with OID under the Code and certain regulations promulgated thereunder (the “OID Regulations”). The “issue price” of a series of Registered Securities is the first price at which a substantial amount of the Registered Securities is sold to the public (i.e., excluding sales of Registered Securities to underwriters, placement agents, wholesalers, or similar persons). United States Holders should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for U.S. federal income tax purposes as it accrues, generally in advance of the receipt of cash attributable to that income.
In general, each United States Holder of Original Issue Discount Notes, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the “daily portions” of OID on the Original Issue Discount Note for all days during the taxable year that the United States Holder owns the Original Issue Discount Note. The daily portions of OID on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be of any length and may vary in length over the term of an Original Issue Discount Note; provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. In the case of an initial holder, the amount of OID on an Original Issue Discount Note allocable to each accrual period generally is determined by (a) multiplying the “adjusted issue price” (as defined below) of the Original Issue Discount Note at the beginning of the accrual period by the yield to maturity of such Original Issue Discount Note (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of qualified stated interest (as defined below) allocable to that accrual period. The yield to maturity of an Original Issue Discount Note is the discount rate that causes the present value of all payments on the Original Issue Discount Note as of its original issue date to equal the issue price of such Note. The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such Original Issue Discount Note in all prior accrual periods. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of a Note at a single fixed rate of interest or, subject to certain conditions, based on one or more interest indices. As a result of this “constant-yield” method of including OID in income, the amounts included in income by a United States Holder in respect of an Original Issue Discount Note generally are lesser in the early years and greater in the later years than the amounts that would be included on a straight-line basis. All payments on an Original Issue Discount Note (other than payments of qualified stated interest) will generally be viewed first as payments of previously-accrued OID (to the extent thereof), with payments attributed first to the earliest-accrued OID, and then as payments of principal.

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
Premium and Market Discount. A United States Holder of a Registered Security that purchases the Registered Security at a cost greater than its remaining redemption amount (as defined above) will be considered to have purchased the Registered Security at a premium and may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Registered Security. Such election, once made, generally applies to all bonds held or subsequently acquired by the United States Holder during or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A United States Holder that elects to amortize such premium must reduce its tax basis in a Registered Security by the amount of the premium amortized during its holding period. Original Issue Discount Notes purchased at a premium will not be subject to the OID rules described above. With respect to a United States Holder that does not elect to amortize bond premium, the amount of bond premium will be included in the United States Holder’s tax basis when the Registered Security matures or is disposed of by the United States Holder. Therefore, a United States Holder that does not elect to amortize such premium and that holds the Registered Security to maturity generally will be required to treat the premium as capital loss when the Registered Security matures.
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
Taxation of Dispositions. Upon the sale, exchange or retirement of a Registered Security, a United States Holder will generally recognize a gain or loss equal to the difference between the amount realized (less any amounts attributable to accrued and unpaid interest not previously included in gross income, which will be taxable as ordinary income) and the holder’s tax basis in such security. A United States Holder's basis in a Registered Security generally will equal the cost of the Registered Security to the United States Holder increased by any amounts included in income by the holder as OID and market discount and reduced by amortized premium and any payments on the Registered Security other than qualified stated interest. Except as discussed above with respect to market discount, gain or loss recognized by a United States Holder on the sale, redemption or other disposition of the Registered Securities generally will be long-term capital gain or loss if, at the time of disposition, the securities have been held for more than one year. Long-term capital gain realized by an individual United States Holder is generally taxed at lower rates than short-term capital gains or ordinary income. The deduction of capital losses is subject to limitations.
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
This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with our current internal regulation. We have a Financial Risk Working Group (“FRWG”), which is a specialized working group with decision-making authority over financial risk exposure, financial risk mitigation schemes, DFIs trading of Petróleos Mexicanos and, where applicable, the subsidiary companies.
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
In addition, certain PMI Subsidiaries have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: (1) the use of DFIs for financial risk mitigation purposes; (2) the segregation of duties; (3) valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (“VaR”) computation; and (4) VaR limits, at a business unit level and the implementation of stop loss mechanisms.

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
We have also established credit guidelines for DFIs that we offer to our domestic customers, which include the use of guarantees and credit lines. For exchange traded DFIs, we trade under the margin requirements of the corresponding exchange market, and therefore, do not have internal policies for these DFIs.
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
In addition, as of December 31, 2025, Petróleos Mexicanos has acquired a committed U.S. dollar revolving credit line in order to mitigate liquidity risk. The credit line provides access to U.S. $ 3,508 million with an expiration date in November 2026. As of December 31, 2025, this credit line is fully available. For more information, see Note 15 to our consolidated financial statements included herein.
During 2025, we entered into FX Forwards MXN/ U.S.$ in order to preserve an adequate level of liquidity in U.S. dollars. As of December 31, 2025, none of these DFIs were outstanding.
Additionally, as a liquidity risk mitigation strategy, during 2025 we carried out two voluntary synthetic recouponings, which involved the restructuring of five UDI/MXN DFIs. Additionally, in the fourth quarter of 2025, we entered into four DFI structures, three of which are composed of two U.S.$/MXN cross currency swaps and five MXN/U.S.$ prepaid forwards each, while the other structure is composed of a U.S.$/MXN cross currency swap and two MXN/U.S.$ exchange rate options. Furthermore, the restructuring of two MXN/U.S.$ prepaid swaps was carried out.
For the same purpose, during 2024, we entered into one MXN/U.S.$ prepaid swap and carried out two voluntary synthetic recouponings, which involved the restructuring of five UDI/MXN DFIs. Additionally, during 2023, we entered into two MXN/USD prepaid swaps, one of which matured during the second quarter of 2025 and also carried out a voluntary synthetic recouponing which involved the restructuring of five UDI/MXN DFIs and six EUR/USD cross currency capped swaps.
Finally, the investment strategies of our portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.
PMI Subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is its centralized treasury, which provides access to two syndicated credit facilities for up to U.S. $500 million and U.S.$ 1,500 million, respectively, and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI Subsidiaries have access to bilateral credit lines from financial institutions for up to U.S. $200 million.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring certain financial ratios as set forth in the policies approved by each company’s board of directors.
Changes in Exposure to Main Risks
Market Risk
(i)Interest Rate Risk
We are exposed to fluctuations in floating interest rate liabilities. We are exposed to U.S. dollar Secured Overnight Financing Rate (SOFR), to TIIE Mexican peso and TIIE funding rate. As of December 31, 2025, approximately 20.8% of the total net debt outstanding (including DFIs) consisted of floating rate debt.
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
Interest Rate Swaps
Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, we have entered into interest rate swaps and options. Through the swap agreements, we acquire the obligation to make payments based on a fixed or floating interest rate in exchange for receiving payments referenced to a floating or fixed interest rate according to what is assessed as convenient. On the other hand, under the option agreements, we acquire protection against potential increases in the floating interest rates of some of our liabilities.
During 2024, we entered into nine interest rate swaps for an accumulated notional amount of U.S.$ 900 million, through which the fixed coupons associated with a U.S.$ 1,988 million debt issue maturing in 2028 were converted into floating coupons referenced to SOFR floating interest rates, in order to reduce the financial cost.
During 2025, as a result of PEMEX's liability management, an unwind of an interest rate hedging DFI associated with the repurchased bonds was executed, for a notional amount of U.S.$ 100 million.
As of December 31, 2025, we were a party to eight interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S.$ 800 million at a weighted average fixed interest rate of 5.35% and a weighted average term of 2.1 years.
Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA could also execute interest rate swap agreements denominated in U.S. dollars.
As of December 31, 2025, there was no ongoing interest rate DFI of PMI NASA.
Reference rates transition
As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs) were replaced by alternative reference rates, based on risk-free rates obtained from market operations. Therefore, we have carried out the necessary actions to amend the contracts that were referenced to IBOR benchmark rates in accordance with the applicable regulations.
In line with market practice, PMI Trading’s credit agreements include the new language to use the Secured Overnight Funding Rate (SOFR) as their reference rate.

Banco de Mexico (the Mexican Central Bank) announced that the 28-day TIIE ceased to be a reference for new contracts as of January 1, 2025. Similarly, the 91-day and 182-day TIIE ceased to be reference rates for new contracts as of January 1, 2024. In response, Petróleos Mexicanos carried out the actions it deemed pertinent and necessary to modify contracts referenced to TIIE rates in line with the modifications announced by Banco de Mexico.
In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	Notional Amount As of December 31, 2025 (in millions of pesos)(1)
Debt	TIIE 28D MXN	94,241

DFI	TIIE 28D MXN	28,670
(1) Notional amounts with maturity after December 31, 2025.
Our portfolio also consists of additional debt instruments and DFIs referenced at fixed and float rates, which are not listed in the table above since these instruments will not be impacted by this change.
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
The underlying currencies of our DFIs that mitigate the exchange rate risk are the euro and the Japanese yen against the U.S. dollar and UDIs against the peso.
As of December 31, 2025, and 2024, we did not enter into any DFIs to mitigate the exchange rate risk, as no debt in currencies other than U.S. dollars or pesos was issued.
Nevertheless, during 2025, as a result of Pemex’s liability management, eighteen total unwinds and three partial unwinds of exchange rate risk hedging DFIs associated with the repurchased bonds were carried out for a cumulative notional amount of €3,211.8 million.

We recorded a total foreign exchange gain (loss) of Ps. 195,182.4 million, Ps. (304,452.2) million and Ps. 238,079.0 million, for the years ended December 31, 2025, 2024 and 2023, respectively. These amounts include the unrealized foreign exchange gain (loss) associated with debt of Ps. 178,825.7 million, Ps. (261,416.7) million and Ps. 208,865.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. Unrealized foreign exchange gains and losses do not impact our cash flows.
The appreciation of the peso during 2025 caused a total net foreign exchange gain because a significant portion of our debt, 90.95% (principal only) as of December 31, 2025 is denominated in a currency other than the Mexican peso. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect our ability to meet U.S. dollar-denominated financial obligations and improves our ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase our peso-denominated debt service costs on a U.S. dollar basis.
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
During the second half of 2023 and the first quarter of 2024, we entered into the crude oil hedge for the fiscal year 2024, pursuant to which we hedged 168 thousand barrels per day on average for the period between January 2024 and December 2024, for U.S.$ 118.5 million.
During the fourth quarter of 2024 and the first quarter of 2025, we entered into the crude oil hedge for the fiscal year 2025, pursuant to which we hedged 455 thousand barrels per day on average for the period between January 2025 and December 2025, for U.S.$ 195.4 million.

As of December 31, 2025, we do not have any active hydrocarbon price risk hedging DFIs related to the oil hedge.
Additionally, our cash flows are exposed to crack spread movements as these determine the refining margin.
During 2025, we implemented a hedging strategy to partially protect our cash flows exposed to diesel crack spread against drops below a level higher than the one established in the Federal Revenue Law for the fiscal year 2025. This is a zero-cost hedging strategy, carried out through swaps which hedged 4,110,000 barrels for the period between July 2025 and November 2025.
Additionally, during the first semester of 2025 we implemented a hedging strategy to partially protect our cash flows exposed to gasoline crack spread against drops below a level higher than the one established in the Federal Revenue Law for the fiscal year 2025. This is a zero-cost hedging strategy, carried out through swaps which hedged 5,310,000 barrels for the period between March 2025 and August 2025.
As of December 31, 2025, we do not have any active hydrocarbon commodity price risk hedging DFIs related to the diesel or gasoline crack spread.
In addition to supplying natural gas, we can offer DFIs to our domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices.
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
Moreover, we have entered into various long-term cross-currency swap agreements using the following as credit risk mitigants: 1) recouponing clauses (pursuant to which when the MtM exceeds the threshold specified in the confirmation, the MtM is adjusted to zero and notional amount is also adjusted), thereby limiting the PEMEX's exposure to its counterparties referenced to a specific threshold amount, as well as the counterparties’ exposure to PEMEX; 2) set-off clauses (under which, in the event of a default by either party, the other party has the option to settle the MtM owed to it through the delivery of bonds issued by the defaulting party).
During 2025, three DFIs structures were entered into with the set-off clause. In addition, recouponing clauses were not triggered in any DFI, and no new DFIs with this feature were entered into.
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
Furthermore, by means of its credit guidelines for DFI operations, we significantly reduce our credit risk exposure related to the DFIs.
In order to qualify for these DFIs, our customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.
Additionally, according to the credit guidelines, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. The credit guidelines indicate that we may offer DFIs with an exemption from collateral requirements up to a certain amount, through a credit line approved by the credit committee, based on an internal financial and credit assessment. Moreover, if the credit line is insufficient to cover each client’s exposure, the client is obligated to deposit collateral.
In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client would be terminated, rights to any available collateral would be exercised and, if the collateral were insufficient to cover the fair value, or in the absence of collateral, natural gas supply would be suspended until the payment is made.
As of December 31, 2025, we had no DFIs.
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
As of December 31, 2025, and 2024, the net fair value of our DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in our consolidated statement of financial position, was Ps. (63,571.9) million and Ps. (99,768.5) million, respectively. As of December 31, 2025, and 2024, we did not have any DFIs designated as hedges for accounting purposes. See Note 18 to our consolidated financial statements included herein.
All of our DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments income (cost), net” line item in our consolidated statement of comprehensive income.
For the years ended December 31, 2025, 2024 and 2023, we recognized a net gain (loss) of Ps. 21,587.9 million, Ps. (27,594.2) million, and Ps. 672.2 million respectively, in the “Derivative financial instruments income (cost), net” line item with respect to DFIs treated as instruments entered into for trading purposes (the gain as of December 31, 2023, includes the gain generated by the embedded derivative and the loss as of December 31, 2024, includes the loss from the cancellation of the embedded derivative).
Embedded derivatives
In accordance with established accounting policies, we have analyzed the different contracts (financial and non-financial) that we have entered into and have determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2025, and 2024, we did not recognize any embedded derivatives (foreign currency or index) in our financial and non-financial contracts.

As of December 31, 2023, we recognized a favorable implicit forward for Ps. 194.2 million contained in an FX Single Cross Currency Swap contract, which expired in February 2024.
QUANTITATIVE DISCLOSURE
Fair Value
The following tables show our cash flow maturities, as well as the fair value of our debt and DFI portfolios as of December 31, 2025. It should be noted that:
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
Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2025(1) (2) (3)

	Year of expected maturity date
	2026		2027		2028		2029		2030		2031 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	12,519,293	Ps.	64,366,606	Ps.	126,151,662	Ps.	70,651,043	Ps.	137,936,993	Ps.	691,398,201	Ps.	1,103,023,798	Ps.	1,057,574,064
Average interest rate (%)													6.61%
Fixed rate (Japanese yen)	9,165,982		—		—		—		—		—		9,165,982		9,114,175
Average interest rate (%)													0.54%
Fixed rate (pound sterling)	—		—		—		—		—		—		—		—
Average interest rate (%)													—%
Fixed rate (pesos)	31,361,411		—		—		—		—		—		31,361,411		31,278,825
Average interest rate (%)													7.47%
Fixed rate (UDIs)	27,031,196		—		6,251,057		—		—		9,855,969		43,138,222		41,535,025
Average interest rate (%)													4.10%
Fixed rate (euros)	—		14,749,936		8,814,744		26,297,526		2,060,386		—		51,922,592		53,455,349
Average interest rate (%)													4.20%
Fixed rate (Swiss francs)	—		—		—		—		—		—		—		—
Average interest rate (%)													—
Total fixed rate debt	Ps.	80,077,882	Ps.	79,116,542	Ps.	141,217,463	Ps.	96,948,569	Ps.	139,997,379	Ps.	701,254,170	Ps.	1,238,612,005	Ps.	1,192,957,438
Variable rate (U.S. dollars)	150,419,184		2,304,392		2,167,894		1,569,906		1,675,324		268,988		158,405,688		132,067,127
Variable rate (euros)	—		—		—		—		—		—		—		—
Variable rate (pesos)	84,919,432		3,134,687		15,531,403		883,402		—		—		104,468,924		107,071,096
Total variable rate debt	Ps.	235,338,616	Ps.	5,439,079	Ps.	17,699,297	Ps.	2,453,308	Ps.	1,675,324	Ps.	268,988	Ps.	262,874,612	Ps.	239,138,223
Total debt	Ps.	315,416,498	Ps.	84,555,621	Ps.	158,916,760	Ps.	99,401,877	Ps.	141,672,703	Ps.	701,523,158	Ps.	1,501,486,617	Ps.	1,432,095,661

Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2025, of Ps. 17.9667 = U.S.$ 1.00; Ps. 0.1146 = 1.00 Japanese yen; Ps. 24.1607 = 1.00 pound sterling; Ps. 8.665387 = 1.00 UDI; and Ps. 21.0974 = 1.00 euro.
(2)The amounts shown do not include accrued interest.
(3)Amounts in thousands of Mexican pesos.
Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2025(1)(2)(5)

	Year of expected maturity date
	2026		2027		2028		2029		2030		2031 Thereafter		Total Carrying Value		Fair Value (3)
Hedging Instruments
Interest Rate DFI (2)(4)
Interest Rate Swaps (U.S. dollars)
Variable to fixed	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Average pay rate	—%		—%		—%		—%		—%		—%		n.a.		n.a.
Average receive rate	—%		—%		—%		—%		—%		—%		n.a.		n.a.
Fixed to variable	—		—		14,373,360		—		—		—		14,373,360		195,655
Average pay rate	5.13%		4.50%		4.60%		—%		—%		—%		n.a.		n.a.
Average receive rate	5.35%		5.35%		5.35%		—%		—%		—%		n.a.		n.a.
Interest Rate Options
Buy Cap, Sell Floor on floating in U.S. dollar SOFR 1M	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Currency DFI
Cross-currency swaps
Receive euros/Pay U.S. dollars	Ps.	—	Ps.	13,551,813	Ps.	8,040,679	Ps.	26,436,838	Ps.	1,988,734	Ps.	—	Ps.	50,018,064	Ps.	5,585
Receive Japanese yen/Pay U.S. dollars	—		—		—		—		—		—		—		—
Receive pounds sterling/Pay U.S. dollars	—		—		—		—		—		—		—		—
Receive UDI/Pay pesos	17,076,001		—		4,749,625		—		—		6,844,866		28,670,492		9,058,137
Receive Swiss francs/Pay U.S. dollars	—		—		—		—		—		—		—		—
Receive pesos/Pay U.S. dollars	—		—		—		—		—		36,091,100		36,091,100		(839,306)
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	9,171,948		—		—		—		—		—		9,171,948		(2,841,492)
Buy Call, Sell Call and Sell Put on euros	—		—		8,844,069		—		—		—		8,844,069		(311,664)
Sell Call on pounds sterling	—		—		—		—		—		—		—		—
Sell Call on Swiss francs	—		14,772,559		—		26,379,607		2,110,369		—		43,262,535		(223,737)
Sell Call on Euros	—		—		—		—		—		17,966,700		17,966,700		(444,490)
FX Forward
Receive pesos/Pay U.S. dollars	—		—		9,544,149		3,844,287		3,486,667		—		16,875,103		(13,717,311)
Prepaid swaps
Receive U.S. dollars and pesos / Pay U.S. dollars and pesos	Ps.	—	Ps.	21,674,655	Ps.	21,674,655	Ps.	—	Ps.	—	Ps.	—	Ps.	43,349,310	Ps.	(54,453,243)
n.a. = not applicable.
Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2025, of Ps. 17.9667 = U.S.$ 1.00; Ps. 0.1146 = 1.00 Japanese yen; Ps. 24.1607 = 1.00 pound sterling; Ps. 8.665387 = 1.00 UDI; and Ps. 21.0974 = 1.00 euro.
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

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments (Petroleum Products) Held or Issued for Purposes Other than Trading as of December 31, 2025(1) (2)

	Year of maturity
	2026	2027	2028	2029	2030	2031 Thereafter	Total Volume	Fair Value (2)
	(in millions of barrels)							(in thousands of nominal pesos)
Hedging Instruments
Exchange-traded futures(3) (5)	(0.67)	—	—	—	—	—	(0.67)	23,052
Exchange-traded swaps(4) (5)	(1.43)	—	—	—	—	—	(1.43)	38,942
______________
Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using the exchange rate at December 31, 2025, of: Ps. 17.9667 = U.S.$ 1.00.
(2)Positive fair value numbers mean favorable amounts for PMI Trading.
(3)Net position.
(4)Swaps registered in CME ClearPort are included in these figures.
(5)The balance of these instruments is presented as part of cash and cash equivalents as they are considered fully liquid.
Sensitivity Analysis
We have entered into DFIs to mitigate the market risk for specific flows or predetermined volumes associated with our operations. Our DFIs have the same characteristics (e.g., underlying assets, payment dates, amounts or volumes) as the hedged position, but with the opposite exposure to the market risk factors. As a result of these mitigation strategies, we have a minor sensitivity to the hedged market risk factors. See Note 18 to our consolidated financial statements included herein.
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
The natural gas DFIs that we have offered to our domestic customers have been reported as transactions with trading purposes. However, such operations were fully compensated by the operations entered into with financial counterparties, maintaining a negligible or even null exposure to market risk (due to this back-to-back mechanism). As of December 31, 2025, we did not have any such DFIs to report. As such, it is not necessary to conduct either a sensitivity analysis or to measure or monitor the hedge effectiveness.
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
PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.    Controls and Procedures
(a) Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our Director General (Chief Executive Officer or CEO) and our Director Corporativo de Finanzas (Chief Financial Officer or CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on our evaluation, and due to the material weakness in internal control over financial reporting as described below, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2025 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.
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
2. Provide reasonable assurance that transactions are recorded as necessary to allow preparation of financial statements in accordance with IFRS and with Item 18 of Form 20-F, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors of the relevant entity; and
3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that the related controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Our management, with participation of the CEO and CFO, under the oversight of our Board of Directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, using the framework in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to the material weakness in internal control over financial reporting described below.
Our management concluded that, as of December 31, 2025, 2024 and 2023, there was a material weakness in our internal control over financial reporting related to our authorization process for manual journal entries in our financial recording systems, including SAP. Specifically, our control environment was not designed with the appropriate precision to segregate duties related to creating and recording manual journal entries in our financial recording systems for the years ended December 31, 2025, 2024 and 2023.
As of the date of this annual report, we have not identified any errors or misstatements resulting from the control deficiencies described above. The configuration of our billing and payment system does not allow the execution of processes originating from manual journal entries, and we carry out reconciliation processes for the main processes involving manual journal entries. However, there is a risk that some manual journal entries have not been subjected to the approval or review process that all other records undergo, and the financial information in our system could be inaccurate. Ultimately, such control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, would not be prevented or detected on a timely basis.
In response to the material weakness described above, during 2025, our management reassessed and overhauled our prior remediation methodology and adopted a revised remediation plan designed to more precisely identify and address manual journal entries subject to risk. As part of this reassessment, our management retooled the methodology used to identify and categorize manual journal entries in Petróleos Mexicanos and its subsidiary companies, including by analyzing and categorizing such entries by process and responsible area.
As part of the revised remediation plan, our management performed procedures to evaluate whether manual journal entries identified as subject to risk were supported by adequate controls. These procedures consisted of targeted process walkthroughs, prioritized based on concentration and recurrence and focused on areas of higher operational exposure. Based on that work, our management identified two categories of manual journal entries: (i) entries for which existing controls were determined to be adequate and (ii) entries for which additional controls are required. Based on the work performed to date, our management has determined that the total number of journal entries recorded corresponding to manual journal entries subject to risk is not significant, and that the majority of such entries are already subject to effective controls.
For manual journal entries in the second category, the revised remediation plan contemplates the implementation of automated controls, including the “Park and Post” functionality in SAP, and, where automation is not feasible due to the nature of the underlying process, compensating controls designed to provide appropriate segregation of duties and supervisory review. We expect these measures to be implemented initially at Petróleos Mexicanos and thereafter extended to the subsidiary companies.
We believe that we have made progress in addressing this material weakness through the reassessment and redesign of our remediation approach, the more precise identification and categorization of manual journal entries subject to risk and the design of the remediation measures described above. However, as of December 31, 2025, this material weakness had not been fully remediated, and we continue to take actions to implement the revised remediation plan during 2026.
(c) Attestation Report of the Independent Registered Public Accounting Firm
Not applicable.
(d) Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.    Audit Committee Financial Experts
Mr. Juan José Paullada Figueroa and Mrs. María del Rosío Vargas Suárez, members of the Audit Committee of Petróleos Mexicanos as of December 31, 2025, qualify as “audit committee financial experts” within the meaning of this Item 16A, and are independent, as defined in Rule 10A-3 under the Exchange Act. For the Audit Committee that assumed its functions pursuant to the 2025 Petróleos Mexicanos Law, Mr. Juan José Paullada Figueroa qualifies as an “audit committee financial expert.”
Item 16B.    Code of Ethics
In accordance with the Petróleos Mexicanos Law, in November 2016, we issued the Code of Ethics for Petróleos Mexicanos, its productive subsidiary entities and affiliates, a code of ethics as defined in Item 16B of Form 20-F under the Exchange Act. The Code of Ethics for Petróleos Mexicanos remains in force in its current form and has not been modified as a result of the enactment of the 2025 Petróleos Mexicanos Law.
On November 26, 2019, the Board of Directors of Petróleos Mexicanos approved and issued an updated Code of Ethics. An updated Code of Ethics was published in the Official Gazette of the Federation on December 24, 2019.

Our Code of Ethics applies to the members of the Board of Directors of Petróleos Mexicanos and all our employees, including our General Director (Chief Executive Officer), Chief Financial Officer, Chief Accounting Officer and all other employees performing similar functions, as well as other individuals and companies whose actions may affect our reputation. The Code of Ethics is a key component of our ethics and integrity program, aimed at eradicating corruption. The Code of Ethics comprises the principles and values that govern the actions of officers and personnel in an environment of respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality, integrity, inclusivity and human rights, among others, that we expect will help us achieve our goals and which should be reflected in the daily behavior of our employees.
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
We believe that the regulations and mechanisms mentioned above, along with the legal framework applicable to us, will allow us to improve our ability to mitigate our exposure to bribery and corruption risks in our relationships with third parties. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are subject to Mexican and international anti-corruption, anti-bribery, anti-money laundering or similar laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.”
Item 16C.    Principal Accountant Fees and Services
At its meeting held on May 22, 2025, the Board of Directors of Petróleos Mexicanos appointed KPMG Cárdenas Dosal, S.C. as external auditor of Petróleos Mexicanos and subsidiary companies for the fiscal years 2025 and 2026 based on the proposal of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

Audit and Non-Audit Fees
The following table sets forth the aggregate fees paid by us and billed to us for the fiscal years 2025 and 2024 by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm for the years ended December 31, 2025 and 2024.

	Year ended December 31,
	2025		2024
	(in thousands of nominal pesos)
Audit fees	Ps.	184,578	Ps.	202,259
Audit-related fees	33,812		29,165
Tax Fees	2,762		925
All Other Fees	3,625		2,817
Total fees	Ps.	224,777	Ps.	235,166
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
All other fees in the table above are the aggregate fees billed by KPMG Cárdenas Dosal, S.C., in each case for assistance provided in connection with the language translation of the Sustainability Plan of Petróleos Mexicanos in 2025 and 2024.
Total fees generated from PEMEX do not create a fee dependency to KPMG Cárdenas Dosal, S.C., as described by the Code of the International Ethics Standards Board for Accountants®.
Audit Committee Approval Policies and Procedures
In accordance with the 2025 Petróleos Mexicanos Law, the audit committee nominates the external auditor for approval by the Board of Directors of Petróleos Mexicanos and issues an opinion regarding the external auditor’s report on our consolidated financial statements. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”
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
Item 16K.    Cybersecurity
Risk Management and Strategy
We have developed and implemented processes to assess, identify, and manage material risks from cybersecurity threats. Our cybersecurity processes leverage international best practices and standards issued by the U.S. National Institute of Standards and Technology (NIST), the International Organization for Standardizations (ISO), the International Society of Automation (ISA), the International Electrotechnical Commission (IEC), the American Institute of Certified Public Accountants (AICPA), the Cloud Security Alliance (CSA) and the Center for Internet Security (CIS), as well as those issued in this area by the Agency for Digital Transformation and Telecommunications (ATDT) of the Government of Mexico, and Mexican laws on personal data protection, among others.
Key elements of our cybersecurity risk management framework include:
•risk assessments designed to identify, evaluate and prioritize cybersecurity risks to our critical infrastructure and our broader enterprise IT environment;
•implementation of strategy on identity management, authentication and digital access controls;
•preparation of technical analyses and policies regarding cybersecurity;
•a security team principally responsible for designing, managing, monitoring and improving our cybersecurity risk and vulnerability assessment processes, architecture, security controls and responses to cybersecurity incidents;
•cybersecurity training for our employees, incident response personnel and senior management; and
•our Centro de Respuesta a Incidentes de Ciberseguridad (Cybersecurity Incident Response Center), which is responsible for cybersecurity incident prevention, monitoring, identification, containment, eradication, recovery and improvement efforts, including cyber intelligence, prevention and reporting of cyber fraud and extortion.
Our cybersecurity processes are integrated into our overall risk management system. We utilize our comprehensive Marco de Administración de Riesgos Empresariales (Enterprise Risk Management Framework, or “MARE”) to assess, identify, and manage material risks, including risks related to cybersecurity threats or breaches, business disruption, financial reporting, industrial systems, intellectual property theft, fraud, extortion, employee or customer harm, system hacking, malware, cyberterrorism, misuse of information technology assets, internal control failures, information leakage, litigation, and legal and reputational risks.
We engage third parties in connection with our cybersecurity processes. This includes working with external experts to strengthen cybersecurity operations, validate and test our security architecture, manage vulnerabilities, train our personnel and address emerging threats. Our Cybersecurity Incident Response Center also collaborates with other specialized cybersecurity centers in Mexico, such as the Centro de Respuesta a Incidentes Cibernéticos managed by the National Guard, and receives information from reliable international sources to coordinate responses to cybersecurity events and incidents with specialized entities.
Moreover, our cybersecurity specialists maintain ongoing communication and collaboration with ATDT specialists of the Mexican Government to strengthen the prevention and management of emerging threats.

In an effort to mitigate risk factors associated with our third-party service providers, we routinely include confidentiality, intellectual property protection and personal data protection clauses in our contracts, conduct due diligence of third parties, including assessments of their information security strategies, policies and controls, and require operational technology service providers to comply with applicable cybersecurity standards and controls.See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are exposed to cybersecurity incidents and attacks that could materially adversely affect our business, results of operations and financial condition”.
Governance
Board of Directors
The Audit Committee of our Board of Directors is responsible for overseeing our overall risk management systems and processes and is primarily responsible for verifying compliance with our strategic objectives pursuant to our Business Plan. This includes preparing comparative analyses between the goals and commitments established in our Business Plan and the results achieved, as well as proposing adjustments and actions to our Board of Directors to correct any identified deficiencies.
Our Audit Committee and our Board of Directors receive monthly and annual reports on Information Technology matters from our Unidad de Control Interno Institucional (Institutional Internal Control Unit) and our Office of Internal Audit. Where applicable, these reports summarize our cybersecurity activities and incidents and include observations and recommendations to improve our procedural and operational management. Additionally, the Deputy Director of Information and Communications Technology monitors PEMEX’s cybersecurity status on a daily basis and reports periodically to the Chief Administrative Services Officer and to the Risk Committee of Petróleos Mexicanos.
Management
The cybersecurity risk management processes described above are implemented through our Information and Communications Technology Sub-Directorate and the Information Security Office. Alongside the Risk Committee of Petróleos Mexicanos, these areas are responsible for implementing strategies, initiatives, action plans and activities to strengthen cybersecurity management processes, issuing internal policies and regulations regarding cybersecurity, identity management, user access controls and the protection of sensitive digital information. It also considers solutions, tools and services contracted through specialized suppliers.
The Information and Communications Technology Sub-Directorate is composed of the Deputy Director, coordinators and managers. The Deputy Director is responsible, among other duties, for defining the Information Technology strategy and coordinating PEMEX’s cybersecurity strategy. The Deputy Director has over three decades of experience in the design, implementation and management of technological solutions, and information security processes for incident response. He holds a degree in Computer Science with a focus on Systems Engineering, complemented by international programs in Digital Transformation and Executive Modernization. The coordinators supervise the managers to ensure that their functions are carried out in accordance with our cybersecurity strategy. Managers collaborate with specialists across the different technological domains to operate cybersecurity controls in accordance with our cybersecurity strategy.
The Information Security Office is led by the Information Security Manager and is composed of 30 professionals.
The Information Security Manager is an expert in cybersecurity management, with specialization in national security, and holds certifications including CISM, CRISC, CISA and ISO 22301.
The 30 professionals are experts and specialists in different cybersecurity matters and are continuously trained. Working in coordination with specialists across various technology domains, they collectively hold certifications such as Certified Information Security Manager (CISM), Certified Information Systems Security Professional (CISSP), Certified in Risk and Information Systems Control (CRISC), Certified Information Systems Auditor (CISA), GIAC Certified Forensic Analyst (GIAC-GCFA), Certified Secure Software Lifecycle Professional (CSSLP), ISO 22301 and 31000, ISO/IEC 27001 and 27017, Industrial Cybersecurity Implementation V3.20, Cybersecurity Certification CC (ISC)², CompTIA Security+ and eJPTv2 Certification.

The Information Security Manager of Petróleos Mexicanos serves as the Institutional Cybersecurity Officer designated by the Chief Executive Officer before the ATDT and is responsible for developing the cybersecurity strategy and defining the architecture and monitoring and protection mechanisms to manage cybersecurity risks at PEMEX.
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

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350.

15.1	Consent letters of GLJ Ltd.

15.2	Reports on Reserves Data by GLJ Ltd., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2025.

15.3	Consent letter of DeGolyer and MacNaughton.

15.4	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2026.

15.5	Consent letters of Ryder Scott Company L.P.

15.6	Reports on Reserves Data by Ryder Scott Company L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2025.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

200	Hyperlink test
___________
(P)Filed via paper.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Juan Carlos Carpio Fragoso
Name: Juan Carlos Carpio Fragoso
Title: Chief Financial Officer

Date: April 30, 2026

Report of Independent Registered Public
Accounting Firm

To the Board of Directors of
Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Petróleos Mexicanos, State‐Owned Public Company and Subsidiary Companies (PEMEX) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of PEMEX as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Impairment of certain exploration and extraction and industrial processes and energy transformation cash generating units. (000’s mxp)

As discussed in notes 3 H and 12 to the consolidated financial statements, PEMEX recognized a net reversal of impairment of $14,950,790 in certain of the exploration and extraction and industrial processes and energy transformation (“upstream”) cash generating units (CGUs) for the year ended December 31, 2025. At the end of each reporting period PEMEX assesses each of its CGUs for indicators of impairment and also assesses whether there is an indication that previously recognized impairment losses, except those related to goodwill, have reversed. When there is an indication of impairment and the carrying amount of a CGU exceeds its recoverable amount, PEMEX records an impairment charge in profit or loss. Impairment losses are reversed in subsequent periods if there is an indication that the impairment loss no longer exists or may have decreased and there has been an increase in the recoverable amount since the recognition of the impairment expense. The recoverable amount of a CGU is defined as the higher of its fair value minus the cost of disposal, and its value in use. The value in use is the present value of the estimated future net cash flows expected to arise from the continuing use of a CGU and from its disposal at the end of its useful life; discounted by applying a pre-tax discount rate. For the upstream CGUs, the recoverable amount was determined as the value in use and required the use of a number of assumptions, including the forecasted production of oil and gas proved and probable reserves, estimate of future operating and development costs for the exploration and production CGUs and the discount rate for all upstream CGUs.
We identified the assessment of certain assumptions used to determine the recoverable amount of the upstream CGUs as a critical audit matter. The estimation of the recoverable amount of these CGUs requires the use of subjective, significant assumptions in relation to the forecasted production of oil and gas proved and probable reserves, the future operating and development costs for the exploration and extraction CGUs and the discount rate for both the exploration and extraction and industrial processes and energy transformation CGUs. It required a high degree of subjective auditor judgment to evaluate these significant, judgmental assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the impairment assessment process, including controls related to the forecasted production of oil and gas proved and probable reserves, estimate of future operating and development costs and the discount rate. We evaluated the competence, capabilities and objectivity of PEMEX’s internal petroleum reservoir engineers, who forecast the production of oil and gas proved and probable reserves. We compared the future production quantities forecast by PEMEX’s internal petroleum reservoir engineers to the production used in the estimate of future net

(Continued)

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

The impact of estimated proved oil and gas reserves on depreciation and amortization expenses related to producing oil and gas properties. (000’s mxp)

As discussed in notes 3 E iii and 12 to the consolidated financial statements, PEMEX reported depreciation and amortization expenses related to producing oil and gas properties of $153,518,664 for the year ended December 31, 2025. PEMEX calculates depreciation and amortization expenses related to producing oil and gas properties using the unit of production method. Under this method, the capitalized costs of producing oil and gas properties, along with support equipment and facilities, are depreciated or amortized to profit or loss in proportion to the production of the proved oil and gas reserves. On an annual basis PEMEX’s internal petroleum reservoir engineers use geological and engineering data as well as commercial and market information and estimates of development and production costs to estimate the proved oil and gas reserves. PEMEX engages external petroleum reservoir engineering specialists to evaluate these estimates.

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
Mexico City, México
April 30, 2026

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Consolidated statements of financial position
As of December 31, 2025 and 2024
(Figures stated in thousands, except as noted)

Assets	Note	2025	2025		2024
		(Unaudited; U.S. dollars)
Current assets:
Cash and cash equivalents	8,9	$9,052,931	Ps.	162,651,289	88,841,826
Customers, net	7,8,10-A	6,233,447	111,994,478		126,733,175
Other financing receivables	8,10-B	1,320,257	23,720,662		32,330,944
Other non-financing receivables	8,10-B	3,588,296	64,469,829		74,532,913
Inventories	11	5,504,681	98,900,960		88,569,989
Government Bonds	14-A	1,193,093	21,435,936		14,740,032
Derivative financial instruments	8,18	808,967	14,534,464		9,203,958
Other current assets	8	252,045	4,528,422		4,601,883
Total current assets	6	27,953,717	502,236,040		439,554,720
Non-current assets:
Investments in associates	8	155,532	2,794,404		2,692,938
Wells, pipelines, properties, plant and equipment, net	12	90,106,477	1,618,916,044		1,650,532,712
Rights of use assets	16	2,106,191	37,841,299		41,964,533
Long-term notes receivable, net of current portion	8	49,712	893,152		1,021,778
Government Bonds	14-A	—	—		21,135,321
Deferred income taxes and duties	21	415,458	7,464,412		7,033,529
Intangible assets, net	13	612,181	10,998,869		17,088,277
Other assets	14-B	2,132,990	38,322,791		27,728,775
Total non-current assets	6	95,578,541	1,717,230,971		1,769,197,863
Total assets		$123,532,258	Ps.	2,219,467,011	2,208,752,583
The accompanying notes are an integral part of these consolidated financial statements.

Liabilities	Note	2025	2025		2024
		(Unaudited; U.S. dollars)
Short-term debt and current portion of long-term debt	8,15	$19,214,879	Ps.	345,227,971	425,218,517
Short-term leases	8,16	524,787	9,428,699		8,628,404
Suppliers	8	24,306,311	436,704,206		505,989,382
Income taxes and duties payable	21	5,311,213	95,424,966		85,941,389
Accounts and accrued expenses payable	8,18	3,778,373	67,884,889		72,773,222
Derivative financial instruments	8,18	4,347,283	78,106,329		108,972,467
Total current liabilities	6	57,482,846	1,032,777,060		1,207,523,381
Long-term liabilities:
Long-term debt, net of current portion	8,15	66,014,912	1,186,070,119		1,553,553,738
Long-term leases, net of current portion	8,16	1,767,469	31,755,581		38,196,862
Long-term contractual liabilities	17	10,743,935	193,033,065		—
Employee benefits	19	81,821,345	1,470,059,563		1,232,589,895
Provisions for sundry creditors	20	8,505,551	152,816,682		137,835,561
Other liabilities		3,043,301	54,678,031		17,692,458
Deferred income taxes	21	227,258	4,083,080		5,136,424
Total long-term liabilities	6	172,123,771	3,092,496,121		2,985,004,938
Total liabilities		$229,606,617	Ps.	4,125,273,181	4,192,528,319
Equity (deficit)	6,22
Controlling interest:
Certificates of Contribution “A”		97,292,750	1,748,029,657		1,352,716,466
Mexican Government contributions		3,714,126	66,730,591		66,730,591
Legal reserve		55,777	1,002,130		1,002,130
Accumulated other comprehensive result		2,798,658	50,282,658		285,954,621
Accumulated deficit:
From prior years		(205,374,674)	(3,689,905,157)		(2,909,489,303)
Net (loss) for the year		(4,545,734)	(81,671,843)		(780,415,854)
Total controlling interest		(106,059,097)	(1,905,531,964)		(1,983,501,349)
Total non-controlling interest		(15,262)	(274,206)		(274,387)
Total equity (deficit)		(106,074,359)	(1,905,806,170)		(1,983,775,736)
Total liabilities and equity (deficit)		$123,532,258	Ps.	2,219,467,011	2,208,752,583
The accompanying notes are an integral part of these consolidated financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Consolidated statements of comprehensive income (loss)
For the years ended December 31, 2025, 2024 and 2023
(Figures stated in thousands, except as noted)

	Note	2025	2025		2024	2023
		(Unaudited; U.S. dollars)
Net revenues
Domestic	6,7	$54,988,909	Ps.	987,969,227	977,651,655	948,666,739
Incentive for automotive fuels	7-E	—	—		—	23,421
Export	6,7	29,935,688	537,845,526		691,865,472	767,551,517
Services income	6,7	150,332	2,700,973		3,155,779	3,695,941
Total revenues		85,074,929	1,528,515,726		1,672,672,906	1,719,937,618
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,12-F	(449,579)	(8,077,449)		(53,477,580)	(28,797,518)
Cost of sales	6,23	70,158,736	1,260,520,966		1,435,463,287	1,380,673,789
Gross income	6	14,466,614	259,917,311		183,732,039	310,466,311
Distribution, transportation and sale expenses	6,23	879,305	15,798,213		8,079,834	12,678,909
Administrative expenses	6,23	10,851,276	194,961,619		179,206,176	170,116,531
Impairment losses on trade receivables from customers	6,10	(719,775)	(12,931,983)		(15,438,558)	(3,113,324)
Other revenues	6,24-A	1,685,314	30,279,524		18,548,009	15,635,955
Other expenses	6,24-B	1,798,340	32,310,240		15,545,352	17,242,136
Operating income (loss)	6	1,903,232	34,194,780		(15,989,872)	122,951,366
Welfare oil duty	6,21	10,829,648	194,573,038		—	—
Operating (loss) income after Welfare oil duty	6	(8,926,416)	(160,378,258)		(15,989,872)	122,951,366
Financing income (1)	6	663,373	11,918,617		15,669,883	18,210,377
Financing cost (2)	6	8,347,700	149,980,626		158,901,950	152,171,381
Derivative financial instruments income (cost), net	6,18	1,201,551	21,587,903		(27,594,230)	672,226
Foreign exchange income (loss), net	6,18	10,863,564	195,182,398		(304,452,236)	238,079,042
Sum of financing income, financing cost, derivative financial instruments income (cost), net and foreign exchange income (loss), net		4,380,788	78,708,292		(475,278,533)	104,790,264
Profit sharing in associates	6	40,090	720,290		961,649	409,315
(Loss) income before duties, taxes and other		(4,505,538)	(80,949,676)		(490,306,756)	228,150,945
Profit sharing duty, net	21	—	—		127,499,009	214,075,924
Income tax expense	21	39,838	715,756		162,782,189	5,923,357
Total duties, taxes and other	6	39,838	715,756		290,281,198	219,999,281
Net (loss) income	6	$(4,545,376)	Ps.	(81,665,432)	(780,587,954)	8,151,664
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(3,452,949)	(62,038,107)		90,106,487	(53,992,236)
Items that will not be reclassified:
Actuarial (losses) gains - employee benefits, net of taxes		(9,664,551)	(173,640,086)		203,175,491	(4,931,136)
Total other comprehensive results		(13,117,500)	(235,678,193)		293,281,978	(58,923,372)
Total comprehensive (loss)		$(17,662,876)	Ps.	(317,343,625)	(487,305,976)	(50,771,708)
Net (loss) income attributable to:
Controlling interest		(4,545,734)	(81,671,843)		(780,415,854)	8,106,714
Non-controlling interest		358	6,411		(172,100)	44,950
Net (loss) income		(4,545,376)	(81,665,432)		(780,587,954)	8,151,664
Other comprehensive results attributable to:
Controlling interest		(13,117,154)	(235,671,963)		293,267,626	(59,050,393)
Non-controlling interest		(346)	(6,230)		14,352	127,021
Total other comprehensive results		(13,117,500)	(235,678,193)		293,281,978	(58,923,372)
Comprehensive (loss) income:
Controlling interest		(17,662,888)	(317,343,806)		(487,148,228)	(50,943,679)
Non-controlling interest		12	181		(157,748)	171,971
Total comprehensive (loss)		$(17,662,876)	Ps.	(317,343,625)	(487,305,976)	(50,771,708)
The accompanying notes are an integral part of these consolidated financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2025, 2024 and 2023.
(2)Mainly interest on debt.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Consolidated statements of changes in equity (deficit)
For the years ended December 31, 2025, 2024 and 2023
(Figures stated in thousands, except as noted) (See Note 22)

	Controlling interest
					Accumulated other comprehensive result		Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year	From prior years	Total		Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2022	Ps.	1,029,592,293	66,730,591	1,002,130	25,437,210	26,300,178	100,412,051	(3,018,008,068)	Ps.	(1,768,533,615)	(288,610)	Ps.	(1,768,822,225)
Transfer to accumulated deficit	—		—	—	—	—	(100,412,051)	100,412,051	—		—	—
Increase in Certificates of Contribution “A”	166,615,123		—	—	—	—	—	—	166,615,123		—	166,615,123
Total comprehensive (loss) income	—		—	—	(54,116,620)	(4,933,773)	8,106,714	—	(50,943,679)		171,971	(50,771,708)
Balances as of December 31, 2023	Ps.	1,196,207,416	66,730,591	1,002,130	(28,679,410)	21,366,405	8,106,714	(2,917,596,017)	Ps.	(1,652,862,171)	(116,639)	Ps.	(1,652,978,810)
Transfer to accumulated deficit	—		—	—	—	—	(8,106,714)	8,106,714	—		—	—
Increase in Certificates of Contribution “A”	156,509,050		—	—	—	—	—	—	156,509,050		—	156,509,050
Total comprehensive (loss) income	—		—	—	90,095,800	203,171,826	(780,415,854)	—	(487,148,228)		(157,748)	(487,305,976)
Balances as of December 31, 2024	Ps.	1,352,716,466	66,730,591	1,002,130	61,416,390	224,538,231	(780,415,854)	(2,909,489,303)	Ps.	(1,983,501,349)	(274,387)	Ps.	(1,983,775,736)
Transfer to accumulated deficit	—		—	—	—	—	780,415,854	(780,415,854)	—		—	—
Increase in Certificates of Contribution “A”	395,313,191		—	—	—	—	—	—	395,313,191		—	395,313,191
Total comprehensive (loss) income	—		—	—	(62,029,769)	(173,642,194)	(81,671,843)	—	(317,343,806)		181	(317,343,625)
Balances as of December 31, 2025	Ps.	1,748,029,657	66,730,591	1,002,130	(613,379)	50,896,037	(81,671,843)	(3,689,905,157)	Ps.	(1,905,531,964)	(274,206)	Ps.	(1,905,806,170)
(Unaudited: U.S. Dollars)	97,292,750		3,714,126	55,777	(34,140)	2,832,798	(4,545,734)	(205,374,674)	(106,059,097)		(15,262)	(106,074,359)
The accompanying notes are an integral part of these consolidated financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Consolidated statements of cash flows
For the years ended December 31, 2025, 2024 and 2023
(Figures stated in thousands, except as noted)

	2025	2025		2024	2023
	(Unaudited; U.S. dollars)
Operating activities:
Net (loss) income	$(4,545,376)	Ps.	(81,665,432)	(780,587,954)	8,151,664
Welfare oil duty	10,829,648	194,573,038		—	—
Income taxes and duties	39,838	715,756		290,281,198	219,999,281
Depreciation and amortization of wells, pipelines, properties, plant and equipment	8,544,622	153,518,664		146,850,208	137,555,276
Amortization of intangible assets	20,039	360,032		626,800	599,627
Impairment of wells, pipelines, properties, plant and equipment	449,579	8,077,449		53,477,580	28,797,518
Capitalized unsuccessful wells	431,180	7,746,890		13,046,124	29,529,330
Unsuccessful wells from intangible assets	810,173	14,556,138		25,944,025	4,436,985
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	931,459	16,735,240		4,563,204	7,510,572
Depreciation of rights of use	345,760	6,212,172		6,030,194	5,886,840
Impairment of leases	107,933	1,939,194		—	—
Cancellation of leases	(14,334)	(257,531)		—	(128,698)
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	435,072	7,816,800		9,126,600	4,638,600
(Profit) sharing in associates, net	(40,090)	(720,290)		(961,649)	(409,315)
Unrealized foreign exchange (income) loss	(10,891,147)	(195,677,975)		279,459,341	(221,771,870)
Financing cost	8,347,700	149,980,626		158,901,950	152,171,381
Financing income	(663,373)	(11,918,617)		(15,669,883)	(18,210,377)
Funds from operating activities	15,138,683	271,992,154		191,087,738	358,756,814
Profit-sharing duty and Welfare duty paid	(10,002,676)	(179,715,074)		(109,402,970)	(234,982,338)
Derivative financial instruments	(2,014,652)	(36,196,645)		73,199,932	17,082,089
Customers and accounts receivable	1,987,555	35,709,802		85,725,209	(35,840,592)
Inventories	(1,214,229)	(21,815,693)		27,019,341	(73,915)
Accounts payable and accrued expenses	(272,077)	(4,888,334)		(10,873,542)	1,838,338
Suppliers	(154,756)	(2,780,449)		89,233,465	42,479,138
Provisions for sundry creditors	2,040,534	36,661,668		3,335,377	219,161
Employee benefits	3,552,660	63,829,581		55,098,900	60,056,484
Other taxes and duties	(421,578)	(7,574,369)		(81,514,888)	102,410,367
Net cash flows from operating activities	8,639,464	155,222,641		322,908,562	311,945,546
Investing activities
Interest collected	445,843	8,010,324		7,172,267	5,422,674
Other assets	(210,697)	(3,785,536)		(16,553,870)	19,556,667
Acquisition of wells, pipelines, properties, plant and equipment	(12,583,177)	(226,078,160)		(230,138,544)	(256,862,996)
Acquisition of intangible assets	(747,161)	(13,424,017)		(32,798,760)	(35,088,002)
Net cash flows (used in) investing activities	(13,095,192)	(235,277,389)		(272,318,907)	(266,971,657)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	22,002,549	395,313,191		156,509,050	166,615,123
Increase in long-term contractual liabilities	10,743,935	193,033,065		—	—
Collections from the Mexican Government	799,217	14,359,299		28,096,861	45,849,715
Interest collected from the Mexican Government	101,259	1,819,299		4,854,744	8,052,642
Lease payments	(381,332)	(6,851,282)		(6,335,772)	(5,484,624)
Interest of lease paid	(138,143)	(2,481,974)		(2,128,875)	(2,291,356)
Loans obtained from financial institutions	49,601,914	891,182,703		1,056,523,887	881,401,059
Debt payments, principal only	(65,066,236)	(1,169,025,539)		(1,148,872,172)	(978,854,627)
Interest paid	(8,344,024)	(149,914,573)		(148,380,958)	(144,050,336)
Net cash flows from (used in) financing activities	9,319,139	167,434,189		(59,733,235)	(28,762,404)
Net increase (decrease) in cash and cash equivalents	4,863,411	87,379,441		(9,143,580)	16,211,485
Effects of foreign exchange on cash balances	(755,285)	(13,569,978)		29,238,030	(11,878,620)
Cash and cash equivalents at the beginning of the year	4,944,805	88,841,826		68,747,376	64,414,511
Cash and cash equivalents at the end of the year (Note 9)	$9,052,931	Ps.	162,651,289	88,841,826	68,747,376
The accompanying notes are an integral part of these consolidated financial statements

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 1.    STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, STATE-OWNED PUBLIC COMPANY AND SUBSIDIARY COMPANIES
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

On August 11, 2014, the Ley de Petróleos Mexicanos (the “2014 Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The 2014 Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (the “Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the 2014 Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.
On October 31, 2024, amendments to Articles 25, 27 and 28 of the Mexican Constitution were signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation as the Energy Reform Decree. The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from an empresa productiva del Estado (productive state-owned company) to an empresa pública del Estado (state-owned public company). The Energy Reform Decree reaffirmed the Mexican nation’s ownership of the hydrocarbons located in Mexico’s subsoil and included transitional articles setting forth the general framework and timeline for its implementation through secondary legislation.

On March 12, 2025, the Mexican Congress approved the secondary legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The secondary legislation took effect on March 19, 2025 and included six new laws, including the Ley de la Empresa Pública del Estado, Petróleos Mexicanos (the “2025 Petróleos Mexicanos Law”). Pursuant to the 2025 Petróleos Mexicanos Law, Petróleos Mexicanos is wholly owned by the Mexican Government and categorized under the Ministry of Energy.

The 2025 Petróleos Mexicanos Law dissolved the subsidiary entities Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) each of which were, until March 19, 2025, productive state-owned subsidiaries of Petróleos Mexicanos empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos. All of the assets, liabilities, rights and obligations of the subsidiary entities were assumed by, and transferred at historical cost without gain or loss to Petróleos Mexicanos and it became the successor of the subsidiary entities as a matter of Mexican law. The 2025 Petróleos Mexicanos Law does not affect any payment obligations previously contracted, nor does it alter the guarantees provided by Petróleos Mexicanos or the dissolved entities, whether in Mexico or abroad, where Petróleos Mexicanos is the beneficiary.

Prior to their dissolution, the primary purpose of the subsidiary entities, were as follows:

•Pemex Exploration and Production: This entity was in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•Pemex Industrial Transformation: This entity performed activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercialized, distributed and traded methane, ethane and propylene, directly or through others; and
•Pemex Logistics: This entity provided transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provided guard and management services.
Prior to the dissolution, the principal distinction between the subsidiary entities and the Subsidiary Companies (as defined below) was that the subsidiary entities were productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

On May 22, 2025, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos or the “New Organic Statute”). The New Organic Statute was published in the Official Gazette of the Federation on May 30, 2025, and became effective on June 1, 2025. On September 12, 2025, an amendment to the New Organic Statute, previously approved by the Board of Directors of Petróleos Mexicanos, was published in the Official Gazette of the Federation. The New Organic Statute establishes the new structure and organization of PEMEX. Changes derived from this new structure and how PEMEX’s primary business are now conducted are disclosed in Note 6.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos. “Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies.

Petróleos Mexicanos, State-Owned Public Company and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.
NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION
Authorization
On April 21, 2026, these consolidated financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Víctor Rodríguez Padilla, Chief Executive Officer, Mr. Juan Carlos Carpio Fragoso, Chief Financial Officer, Mr. Óscar René Orozco Piliado, Deputy Director of Accounting and Tax and Mr. Ernesto Balcázar Hernández, Associate Managing Director of Accounting.
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
Basis of preparation
A.    Statement of compliance
PEMEX prepared its consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

B.    Basis of accounting
These consolidated financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

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
ii.    The budget through which Petróleos Mexicanos operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;
iii.    Employee benefits provision was 36% and 29% of PEMEX’s total liabilities as of December 31, 2025 and 2024, respectively. This provision is computed, denominated and payable in Mexican pesos; and
iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
F.    Convenience translations
These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated statements of financial position, the consolidated statements of comprehensive income, the consolidated statements of changes in equity (deficit) and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by the Mexican Central Bank and the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) at December 31, 2025 of Ps.17.9667 per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
Successful Efforts Method
Exploration and Extraction segment applies IFRS 6 - Exploration and Evaluation of Mineral Resources, which allows an entity to develop an accounting policy for exploration and evaluation assets. Therefore, the Exploration and Extraction segment uses the method of successful efforts, which requires a cause-and-effect relationship between the costs incurred and the recognition of specific reserves. Generally, if a cost is incurred without an identifiable future benefit, it is charged to expenses.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

iii. Duties, royalties and considerations

Duties

Until December 31, 2024, PEMEX was subject to taxes and special duties, which were based on the value of hydrocarbons extracted, with certain deductions. Such taxes and duties were recognized in accordance with IAS 12, Income Taxes (IAS 12), when they met the definition of income taxes. This occurs when such taxes and duties are set by a governmental authority and are determined based on a formula that considers net income (or hydrocarbon extraction measured at a sales price) after deducting allowable expenses. Accordingly, current income tax and deferred income tax were recognized in accordance with IAS 12.

Taxes and duties that do not meet the definition of income taxes under IAS 12 are recognized as costs or expenses, according to their nature. This includes the Derecho Petrolero para el Bienestar (Welfare Oil Duty), which became effective as of January 1, 2025 (see Note 21).
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
S. Incentive for automotive fuels
On March 4, 2022, the federal government issued a decree that established a tax incentive applicable to entities subject to the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services). Pursuant to this stimulus, PEMEX can recover the difference between the international reference price of gasoline and the price at which the gasoline is traded in the domestic market. This stimulus is known as the “automotive incentive.”

The decree quantifies the automotive incentive based on the volume of fuel sold by applying a rate issued by the SHCP on a weekly basis. The decree also refers to the general rules issued by the SHCP that dictate the procedures to request the amount of the automotive incentive. The automotive incentive is measured based on the volume sold and the rates authorized in accordance with the decree and is recognized as income when the customer obtains control of the fuel when it is delivered to its facilities. At the same time, a revenue and an account receivable from the SHCP are recognized. The application for the automotive incentive is generally submitted during the first 17 days of the month following the month in which the automotive incentive was generated and is recovered during the 30 days following the application. The Industrial Processes segment (formerly Pemex Industrial Transformation, see Note 1) does not have any performance obligations to comply with in order to qualify for the automotive incentive, except for the sale of fuel to third parties, which is what gives rise to the incentive under the decree. Since fuel returns are not accepted, the automotive incentive does not require these considerations in its quantification.
Pursuant to the decree, the automotive incentive is not subject to the Impuesto sobre la Renta (Income Tax Law), and therefore it is considered non-cumulative income for the purposes of the Income Tax Law.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
PEMEX recognizes RINs as intangible assets and are initially measured at their fair value, which is determined based on the market price of RINs traded on the platform at that date. Issuance of RINs purchased on the trading platform are measured at cost. After initial recognition, RINs are measured based at first-entry first-output method.
PEMEX recognizes an obligation to deliver RINs to the extent that it emits pollutants. PEMEX measures the liability based on the carrying value of the available RINs to the extent that the emissions are within the annual limit, and the present market value of the certificates to the extent that additional certificates are required to settle the obligation. The liability is presented as a provision and is terminated when RINs are delivered to the U.S. Government.

NOTE 4.    NEW ACCOUNTING STANDARD AND RECENTLY ISSUED ACCOUNTING STANDARDS

New Accounting Standard
•Lack of Exchangeability (Amendments to IAS 21)

For annual reporting periods beginning on or after 1 January 2025, Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments did not have a material impact on PEMEX’s financial statements.

Recently Issued Accounting Standards

A number of new standards are effective for annual periods beginning on or after January 1, 2026 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these consolidated financial statements.

i. Presentation and Disclosure in Financial Statements (IFRS 18). PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

ii. Other accounting standards

The following new and amended accounting standards are not expected to have a significant impact on PEMEX’s consolidated financial statements.

•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7).
•Annual Improvements to IFRS Accounting Standards (Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7).

NOTE 5.    SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
The subsidiary entities Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics were dissolved in accordance with the New Organic Statute that came into effect on June 1, 2025.
As of December 31, 2024, the Subsidiary Entities consolidated in these financial statements include Pemex
Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.
As of December 31, 2025 and 2024, the consolidated Subsidiary Companies are as follows:
•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)(xiii)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited (“FIN”) (iii)(ix)(xii)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)
•IKAL Insurance Company, AG. (“KOT”) (iii)(viii)(xiv)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)(xi)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)(xi)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (i)(iii)(vi)
•Gasolinas Bienestar, S.A. de C.V. (“GASOB”) (iii)(iv)

(i)Member Company of the “PMI Subsidiaries”.
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.00% in COMESA).
(iii)Petróleos Mexicanos owns 100.00% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Cayman Islands.
(x)Operates in the Netherlands.
(xi)This company is in process of liquidation.
(xii)This company was liquidated on September 2, 2024.
(xiii)This company was liquidated on December 3, 2024.
(xiv)Formerly KOT Insurance Company, AG. until August 31, 2025.
NOTE 6.    SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and extraction of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of December 31, 2024 PEMEX’s operations were conducted through seven business segments:

•Exploration and Production;
•Industrial Transformation;
•Logistics;
•Deer Park;
•the Trading Companies;
•Corporate; and
•Other Operating Subsidiary Companies.

Following the dissolution of the subsidiary entities on March 19, 2025 and pursuant to the New Organic Statute, as of June 1,
2025, PEMEX’s operations are now conducted through six segments:

•Exploration and Extraction;
•Industrial Processes;
•Energy Transformation;
•Deer Park;
•the Trading Companies; and
•Other Operating Subsidiary Companies.

The primary sources of revenue for PEMEX’s business segments are as described below:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•The Exploration and Extraction segment (formerly Exploration and Production) earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 14 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is transferred to the Industrial Processes segment. Additionally, it receives income from drilling services, and servicing and repairing wells.

•The Industrial Processes segment (formerly Industrial Transformation) earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency or " ASA "). The refining segment’s most important products are different types of gasoline and diesel.
•The Energy Transformation segment (previously included in the Industrial Transformation segment) earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.
•The Deer Park segment includes DPRLP’s operations, generates revenues from sales of distillates and gasoline in the U.S. market.
•The Trading Companies segment, which consists of PMI CIM, PMI NASA, PMI Trading, MGAS and GASOB (the “Trading Companies”), earns revenues from trading crude oil, gas and petroleum and petrochemical products in international markets.
•The segment related to the Other Operating Subsidiary Companies provides transportation and storage of crude oil, petroleum products and petrochemicals, administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary companies with industrial activities. As of March 19, 2025 this segment includes the Logistics and Corporate activities, previously reported as separate segments.

•The Logistics segment (until March 18, 2025) earned income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products. As of March 19, 2025, this activity is included in the Other Operating Subsidiary Companies segment.

•The Corporate segment (until March 18, 2025) provided administrative, financing and consulting services to PEMEX’s subsidiary entities and companies. As of March 19, 2025, this activity is included in the Other Operating Subsidiary Companies segment.

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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

For the year ended December 31, 2024, PEMEX presents the operating segments as they existed prior to the enactment of the 2025 Petróleos Mexicanos Law and the New Organic Statute, this information is not comparable to the 2025 amounts due to the unavailability to obtain these figures. For the year ended December 31, 2025, PEMEX presents the operating segments in accordance with PEMEX's new organizational structure under the New Organic Statute (see Note 1).

As of/for the twelve-month period ended December 31, 2025	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	222,212,029	523,252,345	74,651,572	149,654,155	532,377,490	23,667,162	—	Ps.	1,525,814,753
Intersegment	112,646,990		303,932,801	14,743,972	18,374,148	411,951,040	92,821,864	(954,470,815)	—
Services income	17,886		115,007	—	—	1,548,383	1,019,697	—	2,700,973
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	12,597,956		(1,115,093)	3,467,927	—	163,986	(23,192,225)	—	(8,077,449)
Cost of sales	428,791,210		480,144,896	78,983,573	166,998,842	926,482,171	117,567,284	(938,447,010)	1,260,520,966
Transfer of good and services	(189,572,824)		171,820,585	46,734,997	—	—	(42,146,271)	13,163,513	—
Gross income (loss)	108,256,475		174,219,579	(32,855,099)	1,029,461	19,558,728	18,895,485	(29,187,318)	259,917,311
Distribution, transportation and sale expenses	5,013,653		5,125,468	8,789,931	—	114,103	180,092	(3,425,034)	15,798,213
Administrative expenses	40,048,635		38,904,212	11,344,256	1,999,755	3,872,651	108,518,840	(9,726,730)	194,961,619
Impairment losses on trade receivables from customers	—		(2,703,151)	(324,139)	—	(9,458,947)	(445,746)	—	(12,931,983)
Transfer of services	42,359,579		41,625,981	1,936,019	—	—	(69,946,315)	(15,975,264)	—
Other revenue	20,621,700		2,102,138	1,858,461	(136,560)	1,027,730	4,806,055	—	30,279,524
Other expenses	26,294,475		3,831,666	871,690	11,689	859,056	529,294	(87,630)	32,310,240
Operating income	15,161,833		84,131,239	(54,262,673)	(1,118,543)	6,281,701	(16,026,117)	27,340	34,194,780
Welfare oil duty	194,573,038		—	—	—	—	—	—	194,573,038
Operating (loss) income after Welfare oil duty	(179,411,205)		84,131,239	(54,262,673)	(1,118,543)	6,281,701	(16,026,117)	27,340	(160,378,258)
Financing income	27,049,980		359,102	26,946	867,248	1,279,687	172,320,133	(189,984,479)	11,918,617
Financing (cost)	146,118,971		23,355,651	1,795,732	125,753	5,982,349	162,559,310	(189,957,140)	149,980,626
Derivative financial instruments income (cost) , net	12,404,584		(4,255)	(319)	—	(239,159)	9,427,052	—	21,587,903
Foreign exchange income (loss), net	240,443,924		28,084,899	2,111,835	—	(447,612)	(75,010,648)	—	195,182,398
Profit (loss) sharing in associates	496,825		(1,106,997)	1,106,997	—	8,583,019	(10,102,351)	1,742,797	720,290
Total taxes and other	—		—	—	26,635	85,384	603,737	—	715,756
Net (loss) income	Ps.	(45,134,863)	88,108,337	(52,812,946)	(403,683)	9,389,903	(82,554,978)	1,742,798	Ps.	(81,665,432)
Total current assets	358,461,569		390,453,024	(2,875,722)	25,532,702	207,960,075	1,734,731,765	(2,212,027,373)	502,236,040
Total non-current assets	937,978,665		223,288,730	11,621,051	36,183,453	130,083,074	(46,660,527)	424,736,525	1,717,230,971
Total current liabilities	1,170,640,890		319,308,368	102,346,767	7,500,117	184,622,246	1,460,294,877	(2,211,936,205)	1,032,777,060
Total long-term liabilities	1,690,119,743		629,488,968	65,770,049	4,519,381	1,107,814	1,646,039,669	(944,549,503)	3,092,496,121
Total equity (deficit)	(1,564,320,399)		(335,055,582)	(159,371,487)	49,696,657	152,313,089	(1,418,263,308)	1,369,194,860	(1,905,806,170)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	130,244,785		7,375,020	655,064	3,431,055	268,341	11,544,399	—	153,518,664
Depreciation of rights of use	294,582		3,022,437	708,023	643,904	892,053	651,173	—	6,212,172
Net periodic cost of employee benefits	45,232,212		49,552,069	11,794,206	—	40,117	51,322,824	—	157,941,428
Interest income (1)	131,938		367,611	—	330,426	737,941	8,251,895	—	9,819,811
Interest cost (2)	(3,159,156)		3,676,028	—	125,753	4,218,611	132,080,447	—	136,941,683
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of/for the twelve-month period ended December 31, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	347,550,312	628,918,718	—	165,980,709	506,782,844	—	20,284,544	—	Ps.	1,669,517,127
Intersegment	517,221,080		355,276,301	90,057,618	15,758,565	509,246,055	48,982,014	51,691,573	(1,588,233,206)	—
Services income	27,348		731,624	414,098	485	1,950,251	1,045	30,928	—	3,155,779
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	24,027,347		(78,049,865)	582,923	—	(37,985)	—	—	—	(53,477,580)
Cost of sales	533,614,774		1,119,899,412	76,270,963	181,283,153	1,007,097,423	1,249,656	61,132,730	(1,545,084,824)	1,435,463,287
Gross income (loss)	355,211,313		(213,022,634)	14,783,676	456,606	10,843,742	47,733,403	10,874,315	(43,148,382)	183,732,039
Distribution, transportation and sale expenses	641,499		9,130,174	—	—	31,101	7,859	41,210	(1,772,009)	8,079,834
Administrative expenses	47,302,354		54,975,089	17,799,642	1,841,704	3,528,532	86,635,110	8,532,279	(41,408,534)	179,206,176
Impairment losses on trade receivables from customers	—		866,405	(158,008)	—	(16,155,808)	—	8,853	—	(15,438,558)
Other revenue	8,599,117		5,427,426	828,787	18,921	679,985	983,270	2,010,503	—	18,548,009
Other expenses	4,794,173		9,283,729	483,210	498,188	65,887	77,670	337,412	5,083	15,545,352
Operating (loss) income	311,072,404		(280,117,795)	(2,828,397)	(1,864,365)	(8,257,601)	(38,003,966)	3,982,770	27,078	(15,989,872)
Financing income	81,442,953		915,653	19,927,846	1,177,512	1,296,321	226,654,666	2,087,505	(317,832,573)	15,669,883
Financing cost	171,319,838		57,706,799	378,866	245,442	7,868,834	236,220,806	2,966,859	(317,805,494)	158,901,950
Derivative financial instruments (cost) income, net	(25,445,169)		215,388	—	99,580	(664,381)	(1,799,648)	—	—	(27,594,230)
Foreign exchange (loss) income, net	(95,489,278)		(242,811,794)	(425,181)	—	(800,834)	39,427,764	(4,352,913)	—	(304,452,236)
Profit (loss) sharing in associates	360,996		(4,688,971)	943	—	(3,151,006)	(716,122,380)	(10,061,543)	734,623,610	961,649
Total duties, taxes and other	189,239,536		—	42,551,529	(1,827)	2,702,256	54,351,481	1,438,223	—	290,281,198
Net (loss) income	Ps.	(88,617,468)	(584,194,318)	(26,255,184)	(830,888)	(22,148,591)	(780,415,851)	(12,749,263)	734,623,609	Ps.	(780,587,954)
Total current assets	1,122,872,816		225,147,273	294,804,303	32,870,141	287,375,832	2,040,342,693	111,987,963	(3,675,846,301)	439,554,720
Total non-current assets	938,768,113		590,508,074	127,928,147	34,744,185	130,862,284	(171,049,739)	567,969,098	(450,532,299)	1,769,197,863
Total current liabilities	696,209,532		1,728,102,735	86,307,404	7,891,750	255,198,459	2,051,344,378	58,229,460	(3,675,760,337)	1,207,523,381
Total long-term liabilities	1,934,280,036		575,378,552	71,857,552	1,950,666	1,814,052	1,801,449,926	56,777,221	(1,458,503,067)	2,985,004,938
Total equity (deficit)	(568,848,639)		(1,487,825,940)	264,567,494	57,771,910	161,225,605	(1,983,501,350)	564,950,380	1,007,884,804	(1,983,775,736)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	124,473,818		10,011,687	6,144,377	2,959,516	272,350	583,189	2,405,271	—	146,850,208
Depreciation of rights of use	313,825		3,224,322	374,922	604,758	720,984	573,733	217,650	—	6,030,194
Net periodic cost of employee benefits	41,263,714		57,475,722	10,682,640	—	25,675	36,622,124	64,180	48,557	146,182,612
Interest income (1)	174,334		561,859	22,641	313,481	497,110	8,786,413	1,609,679	—	11,965,517
Interest cost (2)	(3,921,496)		3,310,989	378,805	245,442	5,707,946	136,377,980	2,217,568	—	144,317,234
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

For the year December 31, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	439,640,623	751,060,122	—	173,219,485	333,396,095	—	18,925,352	—	Ps.	1,716,241,677
Intersegment	460,698,652		283,789,335	96,564,079	12,949,407	604,815,421	96,619,612	55,447,803	(1,610,884,309)	—
Services income	30,725		321,260	1,380,704	251	1,908,488	856	53,657	—	3,695,941
(Impairment) of wells, pipelines, properties, plant and equipment, net	(2,353,077)		(25,568,713)	(612,906)	—	(191,786)	—	(71,036)	—	(28,797,518)
Cost of sales	492,999,594		1,148,635,601	84,973,463	173,140,717	922,943,882	1,269,012	66,504,967	(1,509,793,447)	1,380,673,789
Gross income (loss)	405,017,329		(139,033,597)	12,358,414	13,028,426	16,984,336	95,351,456	7,850,809	(101,090,862)	310,466,311
Distribution, transportation and sale expenses	705,144		22,473,849	45	—	141,909	59,298	56,008	(10,757,344)	12,678,909
Administrative expenses	78,844,955		62,852,084	22,085,461	1,650,684	3,435,669	83,534,109	7,995,431	(90,281,862)	170,116,531
Impairment losses on trade receivables from customers	—		(2,762,874)	(329,534)	—	(2,876)	(6)	(18,034)	—	(3,113,324)
Other revenue	2,953,135		9,149,545	932,509	44,657	698,967	758,097	1,099,045	—	15,635,955
Other expenses	10,101,486		5,666,808	590,957	24,893	145,621	987	766,407	(55,023)	17,242,136
Operating income (loss)	318,318,879		(223,639,667)	(9,715,074)	11,397,506	13,957,228	12,515,153	113,974	3,367	122,951,366
Financing income	61,784,027		1,835,968	18,720,533	853,723	640,628	152,838,231	1,727,347	(220,190,080)	18,210,377
Financing cost	126,967,447		25,908,568	387,557	161,067	5,561,753	210,105,849	3,265,856	(220,186,716)	152,171,381
Derivative financial instruments income (cost), net	7,314,615		570,701	—	—	(116,640)	(7,096,450)	—	—	672,226
Foreign exchange income (loss), net	111,796,250		132,739,126	221,212	—	105,319	(11,196,911)	4,414,046	—	238,079,042
Profit (loss) sharing in associates	35,221		37,688	28	—	18,149,561	68,641,910	17,074,729	(103,529,822)	409,315
Taxes, duties and other	218,982,795		—	1,539,042	122,806	1,914,357	(2,510,630)	(49,089)	—	219,999,281
Net income (loss)	Ps.	153,298,750	(114,364,752)	7,300,100	11,967,356	25,259,986	8,106,714	20,113,329	(103,529,819)	Ps.	8,151,664
Depreciation and amortization	115,208,527		11,087,095	5,999,033	2,259,734	285,737	565,065	2,150,085	—	137,555,276
Depreciation of rights of use	313,017		3,140,172	392,810	548,953	772,779	602,527	116,582	—	5,886,840
Net periodic cost of employee benefits	39,404,972		56,498,324	9,755,635	—	20,491	35,701,990	34,293	—	141,415,705
Interest income (1)	183,459		832,721	40,720	423,942	172,028	11,109,036	1,269,666	—	14,031,572
Interest cost (2)	(721,838)		3,351,937	387,052	161,067	4,509,516	130,686,827	2,606,129	—	140,980,690
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Supplemental geographic information

	For the years ended December 31,
	2025		2024		2023
Revenues:
Domestic sales	Ps.	987,969,227	Ps.	977,651,655	Ps.	948,666,739
Incentive for automotive fuels (see Notes 3-S and 7-E)	—		—		23,421
Total domestic sales	987,969,227		977,651,655		948,690,160
Export sales:
United States	397,488,745		483,646,454		607,923,932
Canada, Central and South America	2,166,858		4,505,057		1,093,586
Europe	88,515,622		100,089,455		67,857,986
Other countries	49,674,301		103,624,506		90,676,013
Total export sales	537,845,526		691,865,472		767,551,517
Services income (1)	2,700,973		3,155,779		3,695,941
Total revenues	Ps.	1,528,515,726	Ps.	1,672,672,906	Ps.	1,719,937,618
(1)Services income for the years ended December 31, 2025, 2024 and 2023 represent approximately 99%, 99% and 99%, from domestic sales, respectively.
As of December 31, 2025 and 2024, PEMEX had Ps.31,825,023 and Ps.32,880,347, respectively, of significant long-lived assets outside of Mexico, related to the DPRLP segment.
Revenue by product

	For the years ended December 31,
	2025		2024		2023
Domestic sales:
Refined petroleum products and derivatives (primarily gasolines)	Ps.	892,419,183	Ps.	757,660,095	Ps.	855,627,607
Gas	75,413,138		58,885,596		67,445,129
Petrochemical products	20,136,906		161,105,964		25,617,424
Total domestic sales	Ps.	987,969,227	Ps.	977,651,655	Ps.	948,690,160
Export sales:
Crude oil	Ps.	228,901,894	Ps.	362,554,781	Ps.	449,141,116
Refined petroleum products and derivatives (primarily gasolines)	162,303,478		182,738,696		116,419,672
Gas	30,038,496		17,551,893		31,786,691
Petrochemical products	116,601,658		129,020,102		170,204,038
Total export sales	Ps.	537,845,526	Ps.	691,865,472	Ps.	767,551,517

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 7.    REVENUE
For the year ended December 31, 2025 revenue disaggregation is presented in accordance with the operating segments presentation in accordance with PEMEX's new organizational structure under the New Organic Statute (see Note 6):
A.    Revenue disaggregation

For the year ended December 31,	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Total
Geographical market
2025
United States	Ps.	118,323,954	—	—	149,654,155	126,306,523	3,204,112	Ps.	397,488,744
Other	35,171,421		—	—	—	16,343,594	326,144	51,841,159
Europe	68,629,087		—	—	—	19,886,536	—	88,515,623
Local	105,453		523,367,352	74,651,572	—	371,389,220	21,156,603	990,670,200
Total	Ps.	222,229,915	523,367,352	74,651,572	149,654,155	533,925,873	24,686,859	Ps.	1,528,515,726
Major products and services
2025
Crude oil	Ps.	222,124,461	—	—	—	6,777,433	—	Ps.	228,901,894
Gas	87,568		—	68,308,015	4,491,570	32,564,481	—	105,451,634
Refined petroleum products	—		523,252,345	6,343,557	32,973,805	492,134,809	18,145	1,054,722,661
Other	—		—	—	112,188,780	900,767	23,649,017	136,738,564
Services	17,886		115,007	—	—	1,548,383	1,019,697	2,700,973
Total	Ps.	222,229,915	523,367,352	74,651,572	149,654,155	533,925,873	24,686,859	Ps.	1,528,515,726
Timing of revenue recognition
2025
Products transferred at a point in time	Ps.	222,212,029	523,252,345	47,709,611	149,654,155	532,377,490	23,667,162	Ps.	1,498,872,792

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Products and services transferred over the time	17,886		115,007	26,941,961	—	1,548,383	1,019,697	29,642,934
Total	Ps.	222,229,915	523,367,352	74,651,572	149,654,155	533,925,873	24,686,859	Ps.	1,528,515,726

For the years ended December 31, 2024 and 2023, revenue disaggregation is presented in accordance with the operating segments presentation as they existed prior to the enactment of the Petróleos Mexicanos Law and the New Organic Statute (see Note 6).

For the year ended December 31,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	183,779,007	—	—	165,981,194	130,733,248	—	3,153,491	Ps.	483,646,940
Other	79,624,344		—	—	—	27,891,306	—	613,913	108,129,563
Europe	84,022,478		—	—	—	16,066,976	—	—	100,089,454
Local	151,831		629,650,342	414,098	—	334,041,565	1,045	16,548,068	980,806,949
Total	Ps.	347,577,660	629,650,342	414,098	165,981,194	508,733,095	1,045	20,315,472	Ps.	1,672,672,906
2023
United States	Ps.	296,391,618	—	—	173,219,736	134,750,470	—	2,266,722	Ps.	606,628,546
Other	79,526,182		—	—	—	12,068,575	—	174,843	91,769,600
Europe	63,582,520		—	—	—	5,571,102	—	—	69,153,622
Local	171,028		751,357,961	1,380,704	—	182,914,436	856	16,537,444	952,362,429
Incentive for automotive fuels	—		23,421	—	—	—	—	—	23,421
Total	Ps.	439,671,348	751,381,382	1,380,704	173,219,736	335,304,583	856	18,979,009	Ps.	1,719,937,618
Major products and services
2024
Crude oil	Ps.	347,425,829	—	—	—	15,128,953	—	—	Ps.	362,554,782
Gas	124,483		61,672,499	—	—	18,016,287	—	—	79,813,269
Refined petroleum products	—		551,608,555	—	41,058,106	349,553,104	—	—	942,219,765
Other	—		15,637,664	—	124,922,603	124,084,500	—	20,284,544	284,929,311
Services	27,348		731,624	414,098	485	1,950,251	1,045	30,928	3,155,779
Total	Ps.	347,577,660	629,650,342	414,098	165,981,194	508,733,095	1,045	20,315,472	Ps.	1,672,672,906
2023
Crude oil	Ps.	439,500,320	—	—	—	9,640,797	—	—	Ps.	449,141,117
Gas	140,303		63,518,907	—	4,170,270	31,402,341	—	—	99,231,821
Refined petroleum products	—		678,384,156	—	1,350,729	292,288,972	—	—	972,023,857
Incentive for automotive fuels(1)	—		23,421	—	—	—	—	—	23,421
Other	—		9,133,638	—	167,698,486	63,985	—	18,925,352	195,821,461
Services	30,725		321,260	1,380,704	251	1,908,488	856	53,657	3,695,941
Total	Ps.	439,671,348	751,381,382	1,380,704	173,219,736	335,304,583	856	18,979,009	Ps.	1,719,937,618
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	347,550,312	613,694,202	414,098	165,980,709	506,782,844	—	20,284,543	Ps.	1,654,706,708
Products and services transferred over the time	27,348		15,956,140	—	485	1,950,251	1,045	30,929	17,966,198
Total	Ps.	347,577,660	629,650,342	414,098	165,981,194	508,733,095	1,045	20,315,472	Ps.	1,672,672,906
2023
Products transferred at a point in time	Ps.	439,640,623	727,928,413	1,380,704	173,219,486	333,396,095	—	18,925,352	Ps.	1,694,490,673
Products and services transferred over the time	30,725		23,452,969	—	250	1,908,488	856	53,657	25,446,945
Total	Ps.	439,671,348	751,381,382	1,380,704	173,219,736	335,304,583	856	18,979,009	Ps.	1,719,937,618
(1)For more information on the incentive for automotive fuels, see Note 3-S and Note 7-E below.

Nature, performance obligations and timing of revenue recognition-
Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

B.    Accounts receivable in the statement of financial position

As of December 31, 2025 and 2024, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 111,994,478 and Ps. 126,733,175, respectively (see Note 10). As of December 31, 2025 and 2024, customer advances of Ps. 16,048,150 and Ps. 26,494,706, respectively, are recognized under the item accounts and accrued expenses payable. Customer advances recognized in revenue for the years ended December 31, 2025 and 2024 were Ps. 5,351,248 and Ps. 6,199,067, respectively.
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
D.    Notable External Events
Armed conflict and related destabilization of world energy markets

The prices of oil and natural gas remain extremely volatile as a result of ongoing armed conflicts, including the military conflict involving Russia and Ukraine, the conflicts in Gaza and Lebanon and the war involving Iran, Israel, the United States of America and several other countries in the Middle East— as well as disruptions in strategic maritime transport routes, including the Red Sea and the Strait of Hormuz, which are critical corridors for global energy trade. PEMEX’s revenues and profitability are heavily dependent on the prices it receives from sales of oil, natural gas and refined products. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC and OPEC+ member states and other oil-producing nations. Destabilization of global oil and gas prices could reduce PEMEX’s sales and adversely affect its results and profitability. Oil and gas prices have, on average, decreased and may continue to decrease based on factors beyond PEMEX’s control, including geopolitical events.

During 2025, the price of the Mexican crude oil export mix decreased by U.S.$13.08 or 19.6%, from U.S.$66.7 per barrel in 2024 to U.S.$53.62 per barrel in 2025, which was reflected in the decrease in the value of our revenues.

During 2024, the price of the Mexican crude oil export mix decreased by U.S.$0.95 or 1.4%, from U.S.$67.65 per barrel in 2023 to U.S.$66.70 per barrel in 2024, which was reflected in the decrease in the value of PEMEX’s revenues.

E. The Automotive Incentive

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

On March 4, 2022, the Mexican Government published a decree in the Official Gazette of the Federation establishing a tax incentive pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which gasoline is traded in the domestic market, effective as of December 31, 2025. For the years ended December 31, 2025, 2024 and 2023, this complementary incentive amounted to Ps.0, Ps.0 and Ps.23,421, respectively, which is included as a separate line item in total sales in the Statement of Comprehensive Income (see Note 3-S).
NOTE 8.    FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments-
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of December 31, 2025 and 2024. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.
Additionally, as of December 31, 2025 and 2024, the disclosure of the fair value for the lease obligations is not required.

	Carrying amount						Fair value hierarchy
As of December 31, 2025	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	14,534,464	—	—	—	—	14,534,464	—	14,534,464	—	14,534,464
Total	14,534,464	—	—	—	—	14,534,464
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	162,651,289	—	162,651,289	—	—	—	—
Customers	—	—	—	111,994,478	—	111,994,478	—	—	—	—
Officials and employees	—	—	—	5,342,168	—	5,342,168	—	—	—	—
Sundry debtors	—	—	—	18,378,494	—	18,378,494	—	—	—	—
Investments in associates	—	—	—	2,794,404	—	2,794,404	—	—	—	—
Notes receivable	—	—	—	893,152	—	893,152	—	—	—	—
Mexican Government Bonds	—	—	—	21,435,936	—	21,435,936	21,765,389	—	—	21,765,389
Other assets	—	—	—	11,281,010	—	11,281,010	—	—	—	—
Total	—	—	—	334,770,931	—	334,770,931
Financial liabilities measured at fair value
Derivative financial instruments	(78,106,329)	—	—	—	—	(78,106,329)	—	(78,106,329)	—	(78,106,329)
Total	(78,106,329)	—	—	—	—	(78,106,329)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(436,704,206)	(436,704,206)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(67,884,889)	(67,884,889)	—	—	—	—
Leases	—	—	—	—	(41,184,280)	(41,184,280)	—	—	—	—
Long-term contractual liabilities	—	—	—	—	(193,033,065)	(193,033,065)	—	(182,718,845)	—	(182,718,845)
Debt	—	—	—	—	(1,531,298,090)	(1,531,298,090)	—	(1,432,095,661)	—	(1,432,095,661)
Total	—	—	—	—	(2,270,104,530)	(2,270,104,530)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2024	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	9,203,958	—	—	—	—	9,203,958	—	9,203,958	—	9,203,958
Equity instruments (1)	—	—	962,783	—	—	962,783	—	962,783	—	962,783
Total	9,203,958	—	962,783	—	—	10,166,741
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	88,841,826	—	88,841,826	—	—	—	—
Customers	—	—	—	126,733,175	—	126,733,175	—	—	—	—
Officials and employees	—	—	—	5,541,324	—	5,541,324	—	—	—	—
Sundry debtors	—	—	—	26,789,620	—	26,789,620	—	—	—	—
Investments in associates	—	—	—	2,692,938	—	2,692,938	—	—	—	—
Notes receivable	—	—	—	1,021,778	—	1,021,778	—	—	—	—
Mexican Government Bonds	—	—	—	35,875,353	—	35,875,353	35,279,002	—	—	35,279,002
Other assets	—	—	—	7,927,877	—	7,927,877	—	—	—	—
Total	—	—	—	295,423,891	—	295,423,891
Financial liabilities measured at fair value
Derivative financial instruments	(108,972,467)	—	—	—	—	(108,972,467)	—	(108,972,467)	—	(108,972,467)
Total	(108,972,467)	—	—	—	—	(108,972,467)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(505,989,382)	(505,989,382)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(72,773,222)	(72,773,222)	—	—	—	—
Leases	—	—	—	—	(46,825,266)	(46,825,266)	—	—	—	—
Debt	—	—	—	—	(1,978,772,255)	(1,978,772,255)	—	(1,745,481,072)	—	(1,745,481,072)
Total	—	—	—	—	(2,604,360,125)	(2,604,360,125)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.
As of December 31, 2025 and 2024, PEMEX has monetary assets and liabilities denominated in foreign currency as indicated below:

	As of December 31, 2025
	Foreign currency
	Assets	Liabilities	Net position Asset/(Liability)	Exchange rate	Equivalent to Mexican peso
U.S. dollar	4,631,591	57,235,299	(52,603,708)	17.9667	(945,115,041)
Euro	600,546	5,107,518	(4,506,972)	21.0974	(95,085,391)
Pounds sterling	345	2,688	(2,343)	24.1607	(56,609)
Japanese yen	—	80,142,852	(80,142,852)	0.1146	(9,184,371)
Swiss francs	—	217	(217)	22.6758	(4,921)
Total					Ps.	(1,049,446,333)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	As of December 31, 2024
	Foreign currency
	Assets	Liabilities	Net position Asset/(Liability)	Exchange rate	Equivalent to Mexican peso
U.S. dollar	16,359,113	105,786,263	(89,427,150)	20.2683	(1,812,536,304)
Euro	1,382	6,748,800	(6,747,418)	20.9868	(141,606,712)
Pounds sterling	904,818	454,525	450,293	25.3860	11,431,138
Japanese yen	—	80,127,438	(80,127,438)	0.1289	(10,328,427)
Swiss francs	—	220	(220)	22.3721	(4,922)
Total					Ps.	(1,953,045,227)
Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.
The information related to “Cash and cash equivalents”, “Customers and other accounts receivable”, “Government bonds and other assets”, “Debt”, “Leases”, “Long-term contractual liabilities” and “Derivative financial instruments” is described in the following notes, respectively:
•Note 9, Cash and cash equivalents.
•Note 10, Customers and other financing and non-financing accounts receivable.
•Note 14, Government bonds, long-term notes receivable and other assets.
•Note 15, Debt.
•Note 16, Leases.
•Note 17, Long-term contractual liabilities.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 9.    CASH AND CASH EQUIVALENTS
As of December 31, 2025 and 2024, cash and cash equivalents were as follows:

	2025		2024
Cash on hand and in banks (1)	Ps.	66,454,221	Ps.	52,284,721
Highly liquid investments (2)	96,197,068		36,557,105
Total of cash and cash equivalents	Ps.	162,651,289	Ps.	88,841,826
(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term Mexican Government investments.
NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE
As of December 31, 2025 and 2024, accounts receivable and other receivables were as follows:
A.    Customers

	2025		2024
Domestic customers	Ps.	90,666,378	Ps.	86,225,287
Export customers	21,328,100		40,507,888
Total customers, net	Ps.	111,994,478	Ps.	126,733,175
Customers and other accounts receivable, net are presented separately in the statement of financial position to conform the financial position more clearly.
The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2025 and 2024, as well as the relation between the breakdown and the impaired amount:

	Domestic customers
	2025		2024
Current	Ps.	89,172,793	Ps.	84,445,056
1 to 30 days	548,374		437,409
31 to 60 days	114,307		219,618
61 to 90 days	9,679		164,720
More than 90 days	12,428,293		9,117,181
Total	102,273,446		94,383,984
Impaired (reserved)	(11,607,068)		(8,158,697)
Total domestic customers, net	Ps.	90,666,378	Ps.	86,225,287

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	Export customers
	2025		2024
Current	Ps.	21,088,823	Ps.	33,799,362
1 to 30 days	8,237		5,673,672
31 to 60 days	130		259,797
61 to 90 days	118		56,352
More than 90 days	25,952,371		16,956,672
Total	47,049,679		56,745,855
Impaired (reserved)	(25,721,579)		(16,237,967)
Total export customers, net	Ps.	21,328,100	Ps.	40,507,888
As of December 31, 2025 and 2024, PEMEX has exposure to credit risk related to accounts receivable, see contractual payment terms in Note 7.
Additionally, the reconciliation for impaired accounts receivable is as follows:

	Domestic customers
	2025		2024		2023
Balance at the beginning of the year	Ps.	(8,158,697)	Ps.	(8,752,400)	Ps.	(5,637,756)
Impairment of accounts receivable	(3,448,371)		593,703		(3,114,644)
Balance at the end of the year	Ps.	(11,607,068)	Ps.	(8,158,697)	Ps.	(8,752,400)

	Export customers
	2025		2024		2023
Balance at the beginning of the year	Ps.	(16,237,967)	Ps.	(167,546)	Ps.	(190,779)
(Increase) cancellation (1)	(9,504,395)		(16,032,261)		1,320
Translation effects	20,783		(38,160)		21,913
Balance at the end of the year	Ps.	(25,721,579)	Ps.	(16,237,967)	Ps.	(167,546)
(1) The impairment of export customers recognized in 2025 and 2024 was mainly in uncollectible export accounts due to the lack of a reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the fact that the debtor does not suggest a payment plan.

Methodology to determine the estimation of the impairment of the accounts receivable
PEMEX uses a simplified approach in determining the impairment of accounts receivable. Under this approach, a risk analysis is assigned to each customer level, based on historical data used to predict the loss risk, applying a experienced credit judgment. Credit risk rating is defined using qualitative and quantitative factors that are indicative of the risk of default. Exposures within each credit risk rate are segmented by commercial business lines, so the expected credit loss rate is calculated for each segment based on actual credit loss experienced over the past three years. Additionally, PEMEX considers qualitative factors in determining the expected credit loss.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2025, the expected percentage of credit loss for accounts receivable was: 7.40% for Industrial Processes and Energy Transformation activities, 8.18% for Corporate activities, 27.50% for Logistics activities, 0.15% for PMI CIM and 0.07% for PMI TRD. Following the dissolution of the subsidiary entities on March 19, 2025, the Logistics and Corporate activities are included within the Other Operating Subsidiary Companies segment (see Note 6); however, expected credit loss rates continue to be determined separately for these business lines. As of December 31, 2024, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 4.69% for Pemex Industrial Transformation, 4.94% for Pemex Corporate, 1.64% for Pemex Logistics, 0.13% for PMI CIM and 0.47% for PMI TRD.
The amount of (impairment) of domestic and export customers recognized in the statement of comprehensive income for 2025, 2024 and 2023 was Ps. (12,931,983), Ps. (15,438,558) and Ps. (3,113,324), respectively.

B.    Other financing and non-financing receivables

	2025		2024
Other financing receivables:
Sundry debtors (1)	Ps.	18,378,494	Ps.	26,789,620
Employees and officers	5,342,168		5,541,324
Total other financing receivables	Ps.	23,720,662	Ps.	32,330,944
Other non-financing receivables:
Taxes to be recovered and prepaid taxes	Ps.	46,811,990	Ps.	63,432,179
Special Tax on Production and Services	12,951,835		6,135,511
Other accounts receivable	4,706,004		4,965,223
Total other non-financing receivables	Ps.	64,469,829	Ps.	74,532,913
(1)Includes Ps. (5,466,747) and Ps. (788,453) of impairment, as of December 31, 2025 and 2024, respectively.
NOTE 11.    INVENTORIES
As of December 31, 2025 and 2024, inventories were as follows:

	2025		2024
Refined and petrochemicals products	Ps.	52,481,991	Ps.	43,950,469
Crude oil	24,655,124		18,645,592
Products in transit	12,326,412		18,984,729
Materials and products in stock	6,558,991		6,320,011
Materials in transit	2,753,785		555,522
Gas and condensate products	124,657		113,666
	Ps.	98,900,960	Ps.	88,569,989
Ps. 569,575,553, Ps. 678,994,139 and Ps. 765,038,494 of PEMEX’s inventories were recognized as cost of sales as of December 31, 2025, 2024 and 2023, respectively.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 12.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET
As of December 31, 2025 and 2024, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2024	1,070,987,449		18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	4,395,700,057
Acquisitions	11,194,280		5,432,300	7,180,410	94,119,630	57,660	2,573,440	2,922,890	817,850	189,951,070	—	314,249,530
Reclassifications	1,357,250		—	397,460	—	252,930	(1,280,890)	309,960	130,500	(6,260)	27,740	1,188,690
Capitalization	44,796,840		—	9,245,250	60,274,710	1,864,030	2,135,690	565,340	55,790	(118,965,090)	27,440	—
Disposals	(5,171,200)		(38,620)	(994,620)	—	(242,880)	(7,940)	(2,036,150)	(545,530)	(5,117,236)	(62,990)	(14,217,166)
Translation effect	23,924,080		—	(22,690)	—	1,962,770	—	151,040	746,120	49,166,860	451,890	76,380,070
Balances as of December 31, 2024	Ps.	1,147,088,699	24,307,475	507,250,372	1,849,606,934	77,850,512	428,679,320	55,458,217	34,193,167	595,534,110	53,332,375	4,773,301,181
Acquisitions	14,065,870		1,720,400	9,362,710	67,196,720	(10,680)	2,731,950	3,285,650	1,722,480	94,020,980	—	194,096,080
Reclassifications	5,228,300		(25,430)	532,090	—	1,620,720	(6,927,180)	24,210	92,620	77,520	—	622,850
Capitalization	168,334,100		—	6,574,820	47,890,360	7,835,170	604,370	1,040,030	256,850	(232,536,280)	580	—
Disposals	(7,437,570)		(3,000,030)	(12,463,280)	(29,665,120)	(9,320)	(10,782,430)	(473,760)	(146,460)	(713,060)	(228,880)	(64,919,910)
Translation effect	(24,060,380)		—	(23,670)	—	(1,849,780)	—	(145,780)	(469,180)	(32,298,830)	(324,160)	(59,171,780)
Balances as of December 31, 2025	Ps.	1,303,219,019	23,002,415	511,233,042	1,935,028,894	85,436,622	414,306,030	59,188,567	35,649,477	424,084,440	52,779,915	4,843,928,421
Accumulated depreciation and amortization
Balances as of January 1, 2024	(785,552,629)		(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	(2,913,377,891)
Depreciation and amortization	(32,590,580)		(765,490)	(12,534,800)	(82,997,750)	(1,786,750)	(12,839,730)	(1,628,720)	(1,706,388)	—	—	(146,850,208)
Reclassifications	(330,550)		53,880	(410,050)	(53,980)	(34,000)	53,950	(309,710)	(158,330)	100	—	(1,188,690)
(Impairment)	(119,691,380)		—	(16,588,490)	(27,386,630)	(218,120)	(9,356,010)	—	—	(5,027,050)	—	(178,267,680)
Reversal of impairment	46,899,260		—	10,442,300	39,134,890	—	19,784,040	62,440	—	8,467,170	—	124,790,100
Disposals	4,712,390		33,950	994,600	—	59,210	5,070	2,030,670	487,820	—	—	8,323,710
Translation effect	(15,029,580)		—	23,010	—	(939,730)	—	(65,130)	(186,380)	—	—	(16,197,810)
Balances as of December 31, 2024	Ps.	(901,583,069)	(7,574,244)	(326,936,205)	(1,413,192,433)	(51,487,596)	(303,184,790)	(46,845,363)	(18,471,570)	(53,493,199)	—	(3,122,768,469)
Depreciation and amortization	(34,323,900)		(415,240)	(13,635,710)	(86,448,950)	(1,863,600)	(13,364,700)	(1,724,030)	(1,742,534)	—	—	(153,518,664)
Reclassifications	(1,290,060)		1,220	(532,090)	—	(96,200)	1,385,140	(1,750)	(89,110)	—	—	(622,850)
(Impairment)	(39,761,990)		—	(34,492,290)	(23,760,170)	(42,890)	(12,365,330)	—	—	(16,023,009)	—	(126,445,679)
Reversal of impairment	39,467,710		—	29,701,920	30,497,120	—	14,903,160	—	—	3,798,320	—	118,368,230
Disposals	6,591,240		2,107,790	6,848,320	25,124,790	8,290	6,898,330	470,340	135,570	—	—	48,184,670
Translation effect	10,858,320		—	26,400	—	714,760	—	64,860	126,045	—	—	11,790,385
Balances as of December 31, 2025	Ps.	(920,041,749)	(5,880,474)	(339,019,655)	(1,467,779,643)	(52,767,236)	(305,728,190)	(48,035,943)	(20,041,599)	(65,717,888)	—	(3,225,012,377)
Wells, pipelines, properties, plant and equipment—net as of December 31, 2024	Ps.	245,505,630	16,733,231	180,314,167	436,414,501	26,362,916	125,494,530	8,612,854	15,721,597	542,040,911	53,332,375	1,650,532,712
Wells, pipelines, properties, plant and equipment—net as of December 31, 2025	Ps.	383,177,270	17,121,941	172,213,387	467,249,251	32,669,386	108,577,840	11,152,624	15,607,878	358,366,552	52,779,915	1,618,916,044
Depreciation rates	3 to 5%		5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	14 to 33	25	10 to 33	5 to 25	—	—

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

(1)Mainly wells, pipelines and plants.

A.As of December 31, 2025, 2024 and 2023, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps.5,708,131, Ps. 7,937,219, and Ps. 4,676,577, respectively. Financing cost rates during 2025, 2024 and 2023 were 8.35% to 14.11%, 7.82% to 18.68% and 6.47% to 7.62%, respectively.
B.The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2025, 2024 and 2023, recognized in operating costs and expenses, was Ps. 153,518,664, Ps. 146,850,208 and Ps. 137,555,276, respectively. These figures include Ps. 130,244,785, Ps. 124,473,818 and Ps.115,208,527 for oil and gas production assets and costs related to plugging and abandonment of wells for the years ended December 31, 2025, 2024 and 2023 of Ps. 6,704,138, Ps. 789,805 and Ps. 137,685, respectively.
C.As of December 31, 2025 and 2024, provisions relating to future plugging of wells costs amounted to Ps. 126,608,358 and Ps. 115,514,750, respectively, and are presented in the “Provisions for plugging of wells” (see Note 20).
D.As of December 31, 2025, 2024 and 2023, acquisitions of property, plant and equipment include transfers from wells unassigned to a reserve for Ps. 7,773,944, Ps. 9,696,153 and Ps. 14,306,298, respectively (see Note 13).
E.As of December 31, 2025, 2024 and 2023, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. (47,381,395), Ps. 60,182,260 and Ps. (40,731,370), respectively, which was mainly plant.
F.As of December 31, 2025, 2024 and 2023, PEMEX recognized a net impairment of Ps. (8,077,449), Ps. (53,477,580) and Ps. (28,797,518), respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	2025		2024		2023
	(Impairment) / Reversal of impairment, net
Logistics as a part of Other Operating Subsidiary Companies (formerly Pemex Logistics)	Ps.	(23,192,225)	Ps.	582,923	Ps.	(612,906)
Industrial Processes (formerly part of Pemex Industrial Transformation)	(1,115,093)		—		—
Pemex Industrial Transformation	—		(78,049,865)		(25,568,713)
SUS	—		—		(71,036)
MGAS	163,986		(37,985)		(191,786)
Energy Transformation (formerly part of Pemex Industrial Transformation)	3,467,927		—		—
Exploration and Extraction (formerly Pemex Exploration and Production)	12,597,956		24,027,347		(2,353,077)
(Impairment), net	Ps.	(8,077,449)	Ps.	(53,477,580)	Ps.	(28,797,518)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Cash-Generating Unit of Exploration and Exploration
As of December 31, 2025, 2024 and 2023, Exploration and Extraction recognized net reversals of impairment and net impairment of Ps. 12,597,956, Ps. 24,027,347 and Ps. (2,353,077), respectively, shown by CGUs as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2025		2024		2023
Cantarell	Ps.	37,238,709	Ps.	(904,083)	Ps.	15,174,961
Tsimin Xux	2,732,718		3,211,743		(9,532,221)
Ayin-Alux	1,030,368		486,415		—
Aceite Terciario del Golfo	—		18,799,827		(16,192,262)
Tamaulipas Constituciones	—		2,578,602		1,710,627
Poza Rica	—		385,159		(397,084)
Cárdenas-Mora	—		—		1,150,448
Crudo Ligero Marino	—		—		1,420,120
Santuario El Golpe	—		—		1,454,789
Ixtal - Manik	—		—		6,042,806
Chuc	—		—		6,445,006
Misión (CEE)	(62,104)		5,902		(458,354)
Antonio J. Bermúdez	(184,690)		3,903,165		9,724,991
Lakach	(287,187)		3,546,439		(423,347)
Santuario CEE	(832,888)		—		—
Arenque	(1,560,264)		1,702,529		(1,705,447)
Cuenca de Macuspana	(1,576,853)		83,560		837,460
Burgos	(3,442,880)		(6,772,427)		(10,631,921)
Ku Maloob Zaap	(8,425,068)		—		—
Ogarrio Magallanes	(12,031,905)		(2,999,484)		(6,973,649)
Total	Ps.	12,597,956	Ps.	24,027,347	Ps.	(2,353,077)

As of December 31, 2025, the Exploration and Extraction segment recognized a net reversal of impairment of Ps. 12,597,956 mainly due to: (i) the positive effect of Ps. 41,071,395, due to lower productive costs mainly in the Cantarell, Tsimin Xux and Ayin-Alux CGUs; (ii) a decrease in the discount rate of Ps. 29,807,328, from 10.86% as of December 31, 2024 to 6.28% as of December 31, 2025; and (iii) a positive tax effect of Ps. 3,640,303 driven by a lower tax base due to the decrease in prices, exchange rate and volume. These effects were partially offset by (i) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps. 35,165,415, mainly in the Ogarrio Sanchez Magallanes, Antonio J. Bermudez and Burgos CGUs; (ii) a decrease in crude oil prices, generating a

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

negative effect of Ps. 4,360,188, mainly in the Lakach, Ogarrio, Sánchez Magallanes and Arenque CGUs, and (iii) a negative effect due to an exchange rate of Ps. 22,395,467, from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps. 17.9667 = U.S.$1.00 as of December 31, 2025.

As of December 31, 2024 Pemex Exploration and Production recognized a net reversal of impairment of Ps.24,027,347 mainly due to: (i) the positive effect of Ps.246,736,694, due to lower productive costs mainly in the Aceite Terciario del Golfo, Antonio J. Bermúdez, Poza Rica and Arenque CGUs (ii) the positive effect due to an exchange rate of Ps.51,936,270 from Ps.16.9220 = U.S$1.00 as of December 31, 2023 to Ps.20.2683 = U.S$1.00 as of December 31, 2024; and (iii) an increase in crude oil prices and condensate products, generating a positive effect of Ps. 24,921,879 mainly in the Aceite Terciario del Golfo, Lakach, Tamaulipas Constituciones and Tsimin Xux CGUs. These effects were partially offset by (i) an increase in the discount rate of Ps.133,289,611 from de 9.93% in December 31, 2023 to 10.86% in December 31, 2024; (ii) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps.128,567,201 mainly in the Cantarell, Burgos and Ogarrio Sanchez Magallanes CGUs, and (iii) a negative tax effect of Ps.37,710,685 due to a higher tax base motivated by benefits in production costs, exchange rate and hydrocarbon prices, mainly in the Cantarell, Burgos and Ogarrio Sanchez Magallanes CGUs.

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
The CGUs of Exploration and Extraction are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.
Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Exploration and Extraction determines the recoverable amount of fixed assets based on the long-term estimated prices for Exploration and Extraction proved reserves. The recoverable amount on each asset is the value in use.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

	2025	2024	2023
Average crude oil price	61.16 U.S.$/bl	63.02 U.S.$/bl	64.08 U.S.$/bl
Average gas price	4.84 U.S.$/mpc	4.89 U.S.$/mpc	4.79 U.S.$/mpc
Average condensates price	64.24 U.S.$/bl	70.21 U.S.$/bl	73.00 U.S.$/bl
After-tax discount rate	6.28% annual	10.86% annual	9.93% annual
Pre-tax discount rate	9.88% annual	16.44% annual	15.10% annual
For 2025, 2024 and 2023 the total forecast production, calculated with a horizon of 25 years, was 6,915 Million barrels of oil equivalent (Mboe), 6,965 Mboe and 7,082 Mboe per day of crude oil equivalent, respectively.
Exploration and Extraction, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2025, 2024 and 2023, values in use for CGU are:

	2025		2024		2023
Ku Maloob Zaap	425,844,565		—		—
Aceite Terciario del Golfo	101,518,822		62,598,697		27,318,209
Cantarell	44,789,042		18,829,360		19,852,385
Tsimin Xux	42,775,429		39,802,960		26,234,797
Crudo Ligero Marino	38,895,336		42,175,410		34,288,720
Antonio J. Bermúdez	29,914,562		32,097,908		23,434,323
Ogarrio Magallanes	25,427,921		32,727,984		27,794,137
Tamaulipas Constituciones	14,718,626		14,610,722		4,799,796
Poza Rica	9,788,364		10,324,802		6,089,496
Lakach	3,552,966		4,874,349		—
Arenque	1,741,253		7,804,677		2,629,121
Ayín - Alux	1,694,722		750,222		—
Santuario (CEE)	1,499,210		—		—
Chuc	—		82,745,798		58,954,530
Ixtal - Manik	—		23,891,174		14,311,152
Cuenca de Macuspana	—		1,996,655		612,773
Burgos	—		1,259,454		2,611,157
Ébano (CEE)	—		—		4,690,690
Santuario El Golpe	—		—		3,640,552
Cárdenas-Mora	—		—		3,105,129
Total	Ps.	742,160,818	Ps.	376,490,172	Ps.	260,366,967

Cash-Generating Units of Industrial Processes
As of December 31, 2025, the Industrial Processes segment recognized a net impairment of Ps. (1,115,093), shown by CGUs as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2025
Tula Refinery	Ps.	11,780,665
Cosoleacaque Petrochemical Complex	1,647,455
Coatzacoalcos Gas Processor Complex	563,041
Pajaritos Ethylene Complex	46,777
Cangrejera Ethylene Complex	(104,726)
Minatitlán Refinery	(315,583)
Morelos Petrochemical Complex	(422,534)
Madero Refinery	(624,390)
Cadereyta Refinery	(4,339,830)
Salina Cruz Refinery	(9,345,968)
Net Impairment	Ps.	(1,115,093)

As of December 31, 2025, the Industrial Processes segment recognized net impairment of Ps.(1,115,093) due mainly to a (i) a decrease in the variable margin for certain operating centers of National Refining System although in terms of volume, stabilization in production has been achieved as a result of the Rehabilitation Program applied to processing plants, auxiliary services, and tanks, which was initiated in 2019. The main goal of this program is to guarantee the reliability of operations and maintain the stable and optimal processing level at the refineries, (ii) by the fluctuations of the exchange rate from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps. 17.9667 = U.S.$1.00 as of December 31, 2025. These effects were partially offset by the partial start-up of the Coking Plant facilities at the Tula Refinery which will allow for an increase in the higher value production; and (iii) a decrease in the discount rate of CGUs of refined products from 14.75% as of December 31, 2024 to 10.95% as of December 31, 2025.

To determine the value in use of long-lived assets associated with the CGUs of Industrial Processes, the net present value of cash flows was determined based on the following assumptions:

	December 31, 2025
	Refining	Petrochemicals	Ethylene	Fertilizers
Average crude oil Price (U.S.$) (1)	97.48	N.A.
Processed volume (1)	924 mbd	Variable because the load inputs are diverse
Rate of U.S.$	17.9667	17.9667	17.9667	17.9667
Useful lives of the cash-generating units (year average)	12	8	10	15
Pre-tax discount rate	10.95%	8.46%	8.46%	10.26%
Period	2026-2037	2026-2033	2026-2035	2026-2040
(1)Average of the first 5 years.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

CGUs in the Industrial Processes segment are processing centers grouped according to their types of processes as refineries, petrochemical centers and ethylene and fertilizers complex processes. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of the Industrial Processes segment represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

As of December 31, 2025, the value in use for CGUs are as follows:

	2025
Tula Refinery	Ps.	43,042,423
Salamanca Refinery	28,082,765
Cadereyta Refinery	24,735,313
Cangrejera Petrochemical Complex	20,691,534
Salina Cruz Refinery	10,680,107
Independencia Petrochemical Complex	1,963,400
Morelos Petrochemical Complex	211,498
Pajaritos Ethylene Complex	184,970
Coatzacoalcos Gas Processor Complex	48,739
Total	Ps.	129,640,749

Cash-Generating Units of Energy Transformation

As of December 31, 2025, the Energy Transformation segment recognized a net reversal of impairment of Ps.3,467,927, shown by CGUs as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2025
Nuevo Pemex Gas Processor Complex	Ps.	1,807,491
Cactus Gas Processor Complex	754,045
Ciudad Pemex Gas Processor Complex	592,674
La Venta Gas Processor Complex	305,296
Gas Poza Rica Processor Complex	19,256
Gas Arenque Processor Complex	2,048
Matapionche Gas Processor Complex	(12,883)
Reversal of impairment	Ps.	3,467,927

As of December 31, 2025, the Energy Transformation segment recognized a net reversal of impairment of Ps. 3,467,927 due to: the increase in gross margin due higher sale prices; and a decrease in the discount rate of CGUs of gas products from 15.93% as of December 31, 2024 to 10.72% as of December 31, 2025. These effects were offset by the fluctuations of the exchange rate from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps. 17.9667 = U.S.$1.00 as of December 31, 2025.
To determine the value in use of long-lived assets associated with the CGUs of Energy Transformation, the net present value of cash flows was determined based on the following assumptions:

December 31, 2025
Gas

Processed volume (1)	2,555 mmpcd of humid gas
Rate of U.S.$	17.9667
Useful lives of the cash-generating units (year average)	8
Pre-tax discount rate	10.72%
Period	2026-2033
(1) Average of the first 5 years.
CGUs in the Energy Transformation segment are processing centers grouped according to their types of processes in the gas complex processors. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

of the Energy Transformation segment represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.
As of December 31, 2025, the value in use for the CGUs is as follows:

	2025
Nuevo Pemex Gas Processor Complex	Ps.	8,736,369
Cactus Gas Processor Complex	7,590,104
Ciudad Pemex Gas Processor Complex	5,256,806
La Venta Gas Processor Complex	1,946,196
Burgos Gas Processor Complex	1,770,051
Total	Ps.	25,299,526
Cash-Generating Units of Pemex Industrial Transformation (until June 1, 2025, see Note 1)
As of December 31, 2024 and 2023, Pemex Industrial Transformation recognized a net impairment of Ps. (78,049,865) and Ps. (25,568,713), respectively, shown by CGUs as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2024		2023
Tula Refinery	(33,661,647)		(13,816)
Minatitlán Refinery	(16,652,058)		4,615,400
Salina Cruz Refinery	(7,270,800)		—
Madero Refinery	(6,369,734)		(10,125,589)
Cosoleacaque Petrochemical Complex	(5,716,817)		(5,096,027)
Ciudad Pemex Gas Processor Complex	(5,389,475)		—
Cactus Gas Processor Complex	(1,670,960)		(4,592,823)
Morelos Petrochemical Complex	(643,817)		(3,093,360)
Coatzacoalcos Gas Processor Complex	(576,742)		(2,051,842)
Ethylene Processor Complex	(424,382)		—
La Venta Gas Processor Complex	(396,654)		(541,766)
Matapionche Gas Processor Complex	(163,389)		(498,212)
Pajaritos Petrochemical Complex	(40,901)		—
Cangrejera Petrochemical Complex	—		(61,296)
Salamanca Refinery	393		5,750,279
Arenque Gas Processor Complex	1,774		(159,571)
Poza Rica Gas Processor Complex	137,833		(646,813)
Cangrejera Ethylene Complex	312,331		(771,161)
Nuevo Pemex Gas Processor Complex	475,180		(8,282,116)
Impairment, net	Ps.	(78,049,865)	Ps.	(25,568,713)

As of December 31, 2024, Pemex Industrial Transformation recognized the net impairment of Ps. (78,049,865) mainly due to an impact on the estimate gross result as a consequence of the decrease in sale prices and an increase in the discount rate of CGUs as refined products from 13.68% as of December 31, 2023 to 14.75% as of December 31, 2024. These effects were partially offset by a stabilization in production levels during 2024 due to the implementation of the Rehabilitation program in process plants, auxiliary services, and tanks.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2023, the net impairment of Ps. (25,568,713) was due to a decrease in the exchange rate used in the projected cash-flows from Ps. 19.4143 = U.S.$1.00 as of December 31, 2022 to Ps. 16.9220 = U.S. $1.00 as of December 31, 2023. These effects were partially offset by a slight decrease in the discount rate of CGUs of refined products from 14.16% as of December 31, 2022 to 13.68% as of December 31, 2023.
To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of December 31,
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	Refining		Gas		Petrochemicals		Ethylene		Fertilizers
Average crude oil Price (U.S.$)	101.82	105.5	N.A.		N.A.		N.A.		N.A
Processed volume (1)	866 mbd	993 mbd	2,746 mmpcd of humid gas	3,201 mmpcd of humid gas	Variable because the load inputs are diverse
Rate of U.S.$	$20.2683	$16.9220	$20.2683	$16.9220	$20.2683	$16.9220	$20.2683	$16.9220	$20.2683	$16.9220
Useful lives of the cash-generating units (year average)	12	12	7	6	4	5	7	5	6	5
Pre-tax discount rate	14.75%	13.68%	15.93%	12.25%	11.35%	10.31%	11.35%	10.31%	12.35%	13.25%
Period (2)	2025-2036	2024-2035	2025-2031	2024 - 2029	2025-2028	2024-2027	2025-2031	2024-2028	2025-2030	2024-2028

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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of December 31, 2024 and 2023, the value in use for the impairment of fixed assets was as follows:

	2024		2023
Salamanca Refinery	38,826,331		52,973,936
Cadereyta Refinery	38,491,000		49,608,678
Salina Cruz Refinery	20,203,733		51,877,280
Tula Refinery	18,074,762		46,202,340
Cangrejera Ethylene Processor Complex	11,278,426		8,758,887
Nuevo Pemex Gas Processor Complex	8,136,516		8,412,828
Ciudad Pemex Gas Processor Complex	6,358,136		13,566,516
Cactus Gas Processor Complex	5,301,464		7,412,437
Burgos Gas Processor Complex	3,457,364		1,972,249
Independencia Petrochemical Complex	1,899,481		4,382,873
La Venta Gas Processor Complex	977,988		1,471,999
Coatzacoalcos Gas Processor Complex	921,077		1,764,690
Morelos Ethylene Processor Complex	538,152		923,623
Pajaritos Ethylene Processor Complex	184,970		—
Madero Refinery	—		14,453,809
Minatitlán Refinery	—		4,184,019
Cosoleacaque Petrochemical Complex	—		1,502,395
Total	Ps.	154,649,400	Ps.	269,468,559

Cash-Generating Units of Logistics as a part of Other Operating Subsidiary Companies segment (formerly Pemex Logistics)
During the year ended December 31, 2025, Logistics as part of the Other Operating Subsidiary Companies segment, recognized a net impairment of Ps. (23,192,225) mainly due to a decrease in the estimated pipelines CGUs cash flows due to the percentage of the allocable cost of petroleum products losses is no longer included. These effects were partially offset by a decrease in the discount rate of CGUs of pipelines from 16.57% as of December 31, 2024 to 13.18% as of December 31, 2025.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The CGUs of Logistics as part of the Other Operating Subsidiary Companies segment are pipelines and transportation equipment. The recoverable amount of assets as of December 31, 2025 was Ps. 63,289,804, based on discounted cash flows and discount rate of 13.18% and useful life of 17 years.
Cash-Generating Units of Pemex Logistics (until June 1, 2025, see Note 1)
As of December 31, 2024 and 2023, Pemex Logistics recognized a net reversal of impairment and a net (impairment) of Ps.582,923 and Ps. (612,906), respectively, shown by CGU as follows:
The net reversal of impairment and (impairment), was in the following CGUs:

	2024		2023
Storage terminals	Ps.	582,923	Ps.	(582,923)
Construction in progress	—		(58,816)
Land and transport (white pipelines)	—		28,833
Reversal of impairment (impairment), net	Ps.	582,923	Ps.	(612,906)

	As of December 31,
	2024	2023	2024	2023	2024	2023
	Pipelines		Landing transport		Vessel
Discount rate	16.57%	14.80%	16.57%	14.80%	16.57%	14.80%
Useful life	17	19	14	0	14	15
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
CGU in Pemex Logistics are pipelines and transport equipment.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The recoverable amounts of the assets as of December 31, 2024 and 2023, corresponding to the discounted cash flows at the rate of 16.57% and 14.80%, respectively, as follows:

	2024		2023
TAD, TDGL, TOMS (Storage terminals)	Ps.	66,363,740	Ps.	69,078,019
Primary logistics	—		111,366,873
Total	Ps.	66,363,740	Ps.	180,444,892

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
EECs as of December 31, 2025 are:
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
I.Production contracts without a partner
•Hydrocarbons Exploration and Extraction Contract for Block 29, Cuenca del Sureste, in which PEMEX owns 100% of the project.
•Hydrocarbon Extraction Contract for the Ek-Balam (shallow water) Block. PEMEX owns 100% of this contractual area.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•Exploration and Extraction Contract, related to Block 8 Cuencas del Sureste, PEMEX owns 100% of this contractual area.
•Exploration and Extraction Contract, related to Block 18, Tampico Misantla, in which PEMEX owns 100% of this contractual area.
II.Production contracts in consortium
•Exploration and Extraction Contract related to Block 2 Tampico Misantla, pursuant to a consortium formed by PEMEX and Wintershall Dea México, S. de R. L. de C. V. The object of the contract is the realization of oil activities, under shared production contracts, by the contractor for the contractual area and the sharing of costs, risks, terms and conditions involved in the contract and in accordance with the applicable regulations and best practices of the industry, receiving in exchange, benefits in favor of the contractor. PEMEX and Wintershall Dea México have a 70% and 30% interest, respectively, in this contractual area. PEMEX is the operator under this contract.
•Exploration and Extraction Contract, related to Block 16, Tampico Misantla, pursuant to a consortium by PEMEX and Wintershall Dea México, S. de R. L. de C. V. PEMEX owns 50% of this contractual area and Wintershall Dea México owns 50%.
•Exploration and Extraction Contract, related to Block 17, Tampico Misantla, pursuant to a consortium by PEMEX, and Wintershall Dea México, S. de R. L. de C. V. PEMEX owns 50% of this contractual area and Wintershall Dea México owns 50%.
•Hydrocarbons Exploration and Extraction Contract for Block 32, Cuenca del Sureste, by PEMEX (as operator) and Total E&P México, S.A. de C.V. (as partner). PEMEX owns 50% of this contractual area and Wintershall Dea México owns 50%.
•Hydrocarbons Exploration and Extraction Contract for Block 33, Cuenca del Sureste, by PEMEX and QPI México, S.A. de C.V. (as partner) and Total E&P México, S.A. de C.V. (as operator). PEMEX, Total E&P México, S.A. de C.V. and QPI México, S.A. de C.V. have a 50%, 35% and 15% interest, respectively, in this contractual area.
•Hydrocarbons Exploration and Extraction Contract for Block 35, Cuenca del Sureste, by Shell Exploración y Extracción de México, S.A. de C.V. (as operator) and PEMEX. Shell Exploración y Extracción de México, S.A. de C.V.owns 50% of this contractual area and PEMEX owns 50%.
•Exploration and Extraction Contract, related to the Santuario El Golpe Block, pursuant to a consortium formed by PEMEX (as partner) and Petrofac México, S.A. de C.V. (PETROFAC), as operator. PEMEX owns 64% of this contractual area and PETROFAC owns 36%.
•Exploration and Extraction Contract, related to the Misión Block, pursuant to a consortium formed by PEMEX (as partner) and Servicios Múltiples de Burgos, S.A. de C.V. (as operator). PEMEX owns 51% of this contractual area and Servicios Múltiples de Burgos, S.A. de C.V. owns 49%.
•Exploration and Extraction Contract, related to Ébano Block, pursuant to a consortium formed by PEMEX (as partner), DS Servicios Petroleros, S.A. de C.V. (as operator) and D&S Petroleum S.A. de C.V. (as partner). PEMEX, DS Servicios Petroleros S.A. de C.V and D&S Petroleum S.A. de C.V. have a 45%, 54.99% and 0.01% interest, respectively in this contractual area.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
I.License contracts without association
•Hydrocarbons Exploration and Extraction Contract for Block 2, Plegado Perdido, in which PEMEX owns 100% of the project.
•Hydrocarbons Exploration and Extraction Contract for Block 5, Plegado Perdido, in which PEMEX owns 100% of the project.
•Hydrocarbons Exploration and Extraction Contract for Block 18, Cordilleras Mexicanas owns 100% of the project.
II.License contracts in association
•Hydrocarbons Exploration and Extraction Contract for Block 3 “Plegado Perdido”, in deep waters, formed by INPEX Corporation (“INPEX”) (as partner), Chevron Energía de Mexico, S. de R.L. de C.V. (“Chevron”) (as operator) and PEMEX, (as partner). Chevron, PEMEX and INPEX have a 33.3334%, 33.333% and 33.333% interest in this project, respectively, and will be jointly liable for all obligations of the contractors according to this contract regardless of their participation interest.
•Hydrocarbons Exploration and Extraction Contract for Block 22, Cuenca Salina, formed by PEMEX, Inpex E&P México, S.A. de C.V., (as partners), and Chevron (as operator). Chevron, PEMEX and Inpex E&P México, S.A. de C.V., have a 37.5%, 27.5% and 35.0% interest in this project, respectively.
•A licensing contract with BHP Billiton Petróleo Operaciones de México, S. de R.L. (“BHP Billiton”) for the Trión Block. BHP Billiton owns 60% of the contractual area, while PEMEX owns 40%, and each of the signatory companies are jointly liable for all obligations of the contractors.
•Hydrocarbons Exploration and Extraction Contract for the Cárdenas Mora Block, for onshore fields, formed by PEMEX (as partner), Petrolera Cárdenas Mora, S. A. P. I. de C. V. (as operator) and Cheiron Holding Limited (jointly liable). PEMEX owns 50% of this contractual area and Petrolera Cárdenas Mora, S. A. P. I. de C. V owns 50%.
•Hydrocarbons Exploration and Extraction Contract for the Ogarrio Block, for onshore fields, formed by PEMEX (as partner), Wintershall Dea México, S. de R. L. de C. V. (as operator) and Wintershall Dea International (jointly liable). PEMEX owns 50% of this contractual area and Wintershall Dea México, S. de R. L. de C. V. owns 50%.
•Hydrocarbons Exploration and Extraction Contract for the Miquetla Block, for onshore fields, formed by PEMEX (as partner) and Operadora de Campos DWF, S.A. de C.V. (as operator). PEMEX has a 49% interest in this project while Operadora de Campos DWF, S.A. de C.V. has a 51% interest.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
See below for a condensed statement of comprehensive income and condensed statement of financial position, summarizing the exploration and extraction contracts listed above (presentation non-audited):

	Production-sharing contracts
As of /For the year ended December 31, 2025	EK-Balam	Block 2	Block 8	Block 16	Block 17	Block 18	Block 29	Block 32	Block 33	Block 35	Santuario El Golpe	Misión	Ébano
Sales:
Net sales	6,902,738	—	—	—	—	—	—	—	—	—	1,322,715	163,310	301,556
Cost of sales	10,626,151	1,960,397	51,374	—	1,297	66,356	40,565	—	739,888	8,976	1,832,043	298,873	267,389
Gross income (loss)	(3,723,413)	(1,960,397)	(51,374)	—	(1,297)	(66,356)	(40,565)	—	(739,888)	(8,976)	(509,328)	(135,563)	34,167
Other income (loss), net	31,820	(39,440)	(199)	—	—	4,072	1,624,444	8,600	9,267	135	11,579	40,116	694
Administrative expenses	—	—	—	—	—	—	—	—	—	—	11,362	—	59,915
Operating income (loss)	(3,691,593)	(1,999,837)	(51,573)	—	(1,297)	(62,284)	1,583,879	8,600	(730,621)	(8,841)	(509,111)	(95,447)	(25,054)
Taxes, duties and other	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income (loss)	(3,691,593)	(1,999,837)	(51,573)	—	(1,297)	(62,284)	1,583,879	8,600	(730,621)	(8,841)	(509,111)	(95,447)	(25,054)
Cash and cash equivalents	15	316,966	2,060	—	—	132,059	67,989	233,010	—	—	—	—	—
Accounts receivable	947,826	216,235	158,934	82,503	80,827	39,717	7,242	91,894	411,118	430,051	4,406,596	2,496,425	770,978
Total current assets	947,841	533,201	160,994	82,503	80,827	171,776	75,231	324,904	411,118	430,051	4,406,596	2,496,425	770,978
Wells, pipelines, properties, plant and equipment, net	38,921,022	—	—	—	—	—	—	—	—	—	1,360,531	1,489,379	491,673
Other assets	—	12,111	239	—	—	—	—	—	—	—	—	—	—
Total assets	39,868,863	545,312	161,233	82,503	80,827	171,776	75,231	324,904	411,118	430,051	5,767,127	3,985,804	1,262,651
Suppliers	29,467,794	21,988	5,732	185,767	209,357	738	14,423	1,007	2,086,425	820,339	9,825,462	4,866,394	2,265,053
Taxes and duties payable	(19,642)	1,303	1,392	—	—	1,931	1,118	—	—	—	—	474	—
Other current liabilities	3,569,254	3,432,817	685,589	53,145	42,816	640,900	64,609	499,376	300,115	47,795	1,238,160	1,816,053	317,174
Total liabilities	33,017,406	3,456,108	692,713	238,912	252,173	643,569	80,150	500,383	2,386,540	868,134	11,063,622	6,682,921	2,582,227
Equity (deficit), net	6,851,457	(2,910,796)	(531,480)	(156,409)	(171,346)	(471,793)	(4,919)	(175,479)	(1,975,422)	(438,083)	(5,296,495)	(2,697,117)	(1,319,576)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

		License contracts
As of /For the year ended December 31, 2025	Trión	Block 3	Block 2	Block 5	Block 18	Block 22	Cárdenas Mora	Ogarrio	Miquetla
Sales:
Net sales	—	—	—	—	—	—	893,766	849,310	165,325
Cost of sales	859,597	753	6,491	221,061	238,545	4,896	429,711	467,395	79,863
Gross income (loss)	(859,597)	(753)	(6,491)	(221,061)	(238,545)	(4,896)	464,055	381,915	85,462
Other income (loss), net	(69,368)	5	—	816,333	753,132	57	15,622	(14,079)	(1,145)
Administrative expenses	—	—	—	—	—	—	—	37,084	27,582
Operating income (loss)	(928,965)	(748)	(6,491)	595,272	514,587	(4,839)	479,677	330,752	56,735
Taxes, duties and other	—	—	—	—	—	—	—	—	—
Net income (loss)	(928,965)	(748)	(6,491)	595,272	514,587	(4,839)	479,677	330,752	56,735
Cash and cash equivalents	—	—	—	—	—	—	2,398	—	—
Accounts receivable	190,070	109,361	742,289	23,960	25,519	616,217	3,091,751	6,806,758	650,046
Total current assets	190,070	109,361	742,289	23,960	25,519	616,217	3,094,149	6,806,758	650,046
Wells, pipelines, properties, plant and equipment, net	6,116,609	—	—	—	—	—	1,731,779	1,494,352	259,076
Total assets	6,306,679	109,361	742,289	23,960	25,519	616,217	4,825,928	8,301,110	909,122
Suppliers	7,235,644	288,962	1,118,014	89,438	99,996	1,104,226	8,586,315	8,426,002	838,295
Taxes and duties payable	—	—	—	6,490	6,928	—	7	—	—
Other current liabilities	—	50,949	181,398	317,893	342,319	105,166	161,889	4,238,147	64,007
Total liabilities	7,235,644	339,911	1,299,412	413,821	449,243	1,209,392	8,748,211	12,664,149	902,302
Equity (deficit), net	(928,965)	(230,550)	(557,123)	(389,861)	(423,724)	(593,175)	(3,922,283)	(4,363,039)	6,820

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 13.    INTANGIBLE ASSETS, NET
As of December 31, 2025 and 2024, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 10,998,869 and Ps. 17,088,277, respectively as follows:
A.    Wells unassigned to a reserve

	2025		2024
Wells unassigned to a reserve:
Balance at the beginning of the year	Ps.	15,573,570	Ps.	18,940,360
Additions to construction in progress	13,057,519		32,273,388
Transfers against expenses	(14,556,138)		(25,944,025)
Transfers against fixed assets	(7,773,944)		(9,696,153)
Balance at the end of the year	Ps.	6,301,007	Ps.	15,573,570
As of December 31, 2025, 2024 and 2023, PEMEX recognized expenses related to unsuccessful wells of Ps. 22,303,028, Ps. 38,990,149 and Ps. 33,966,315, respectively, directly in its statement of comprehensive income.
B.    Other intangible assets

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2025	Ps.	7,183,553	1,949,820	Ps.	9,133,373
Additions	3,559,658		101,626	3,661,284
Effects of foreign exchange	(75,027)		(222,625)	(297,652)
	10,668,184		1,828,821	12,497,005
Amortization accumulated
Balance as of January 1, 2025	(6,779,294)		(839,372)	(7,618,666)
Amortization	(331,402)		(28,630)	(360,032)
Effects of foreign exchange	85,895		93,660	179,555
	(7,024,801)		(774,342)	(7,799,143)
Balance as of December 31, 2025	Ps.	3,643,383	1,054,479	Ps.	4,697,862
Useful lives	1 to 3 years		Up to 36 years

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2024	Ps.	6,562,014	1,587,720	Ps.	8,149,734
Additions	482,932		42,440	525,372
Effects of foreign exchange	138,607		319,660	458,267
	7,183,553		1,949,820	9,133,373
Amortization accumulated
Balance as of January 1, 2024	Ps.	(6,060,212)	(679,063)	(6,739,275)
Amortization	(603,091)		(23,709)	(626,800)
Effects of foreign exchange	(115,991)		(136,600)	(252,591)
	(6,779,294)		(839,372)	(7,618,666)
Balance as of December 31, 2024	Ps.	404,259	1,110,448	Ps.	1,514,707
Useful lives	1 to 3 years		Up to 36 years
NOTE 14.    GOVERNMENT BONDS AND OTHER ASSETS
A.    Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of December 31, 2025 and 2024:

	2025		2024
Government bonds (1)	Ps.	21,435,936	Ps.	35,875,353
Less: current portion of Government Bonds, net of expected credit losses	21,435,936		14,740,032
Total long-term notes receivable	Ps.	—	Ps.	21,135,321
(1)As of December 31, 2025 and 2024, includes an expected credit loss of Ps. 1,573 and Ps. 2,869, respectively.
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
During the period from January 1 to December 31, 2025, interest income generated by the Government Bonds amounted to Ps. 1,759,219, of which Petróleos Mexicanos received payments in the amount of Ps. 1,819,299. During the period from January 1 to December 31, 2024, interest income generated by the Government Bonds amounted to Ps. 4,612,403, of which Petróleos Mexicanos received payments in the amount of Ps. 4,854,744.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2025 and 2024, the Government Bonds consist of 1 and 5 series of development bonds (D Bonds and M Bonds) issued by the SHCP with maturities between 2025 and 2026, at nominal value of Ps. 21,419,618 and 35,778,918, respectively.
As of December 31, 2025 and 2024, the fair value of the transferred assets was Ps. 21,765,389 and Ps. 35,279,002, respectively and the fair value of the associated liabilities was Ps. 20,119,075 and Ps. 33,941,600, respectively, resulting in a net position of Ps. 1,646,314 and Ps. 1,337,402, respectively.
As of December 31, 2025 and 2024, the recorded liability was Ps. 20,095,070 (Ps. 19,942,808 of principal and Ps. 152,262 of interest) and Ps. 34,357,836 (Ps. 34,006,893 of principal and Ps. 350,943 of interest), respectively (see Note 15).
The roll-forward of the Mexican Bonds is as follows:

	December 31,
	2025		2024
Balance as of the beginning of the year	Ps.	35,875,353	Ps.	64,132,418
Government Bonds collected (1)	(14,359,299)		(28,096,861)
Accrued interest	1,759,219		4,612,403
Interests received from bonds	(1,819,299)		(4,854,744)
Amortized cost	(21,335)		79,410
Reversal of impairment of bonds	1,297		2,727
Balance at the end of the year	Ps.	21,435,936	Ps.	35,875,353
(1)During 2025, some series of Mexican Government Bonds were collected in February, April, June and August.
B.    Other assets
At December 31, 2025 and 2024, the balance of other assets was as follows:

	December 31,
	2025		2024
Restricted cash (1)	Ps.	19,834,399	Ps.	17,119,599
Guarantees (2)	11,281,010		4,288,778
Payments in advance	3,846,363		4,029,445
Insurance	1,932,648		1,922,587
Other	1,428,371		368,366
Total other assets	Ps.	38,322,791	Ps.	27,728,775
(1)As of December 31, 2025 and 2024, restricted cash mainly consists of collateral for a financing transaction maturing in November 2028, amounting to Ps. 16,637,164 and Ps. 14,972,193, respectively, as well as cash related to court-ordered seizures, amounting to Ps. 3,197,220 and Ps.2,417,406, respectively.
(2) As of December 31, 2025, includes Ps. 6,375,020 of collateral for financing transaction on August 18, 2025 (see Note 15).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 15.    DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2025, published in the Official Gazette of the Federation on December 19, 2024, authorized Petróleos Mexicanos and its subsidiary entities (which were subsequently dissolved on March 19, 2025) to incur an internal net debt up to Ps.143,403,700 and an external net debt up to U.S.$5,512,700. Following the dissolution, this authorization is exercised solely by Petróleos Mexicanos as successor (see Note 1).

Petróleos Mexicanos can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.

During the period from January 1 to December 31, 2025, PEMEX participated in the following financing activities:

•On January 22, 2025, Petróleos Mexicanos issued U.S.$400,000, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points due March 2026.

•On February 7, 2025, Petróleos Mexicanos issued U.S.$1,487,457, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points due May 2026.

•On February 10, 2025, Petróleos Mexicanos entered into a Ps.5,000,000 revolving credit facility bearing interest at a floating rate linked for up to 182-day Interbank Equilibrium Interest Rate (TIIE) plus a margin of 500 basis points, maturing in February 2027. The credit agreement is fully available.

•On February 21, 2025, Petróleos Mexicanos issued U.S.$1,000,000, from a credit facility bearing interest at a floating rate linked to 90-day compounded SOFR plus a margin of 350 basis points, maturing in June 2026.

•On March 14, 2025, Petróleos Mexicanos entered into a Ps.5,000,000, revolving credit facility bearing interest at a floating rate linked to 182-day TIIE plus a margin of 500 basis points, maturing in March 2027. The credit agreement is fully available.

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

•On August 18, 2025, Petróleos Mexicanos entered into a securities lending transaction with a Luxembourg special purpose vehicle, Eagle Funding LuxCo S.à r.l., acting in respect of its compartment “EFL Compartment I” (“EFL I”). Petróleos Mexicanos received U.S. Treasury Securities (the “Eligible Assets”) in exchange for a fee payable to EFL I. Petróleos Mexicanos then entered into a 5-year repurchase transaction with three international banks pursuant to which it sold the Eligible Assets for approximately U.S.$11,354,374 (Ps.213,617,793). Pursuant to the repurchase transaction, Petróleos Mexicanos is required to repurchase the Eligible Assets in 10 semi-annual installments starting in 2026 and ending in 2030, and will receive a corresponding amount of Eligible Assets upon each installment payment, which Petróleos Mexicanos will in turn deliver (or cause the international banks to deliver) to EFL I pursuant to the terms of the securities lending transaction. In addition, Petróleos Mexicanos will pay a price differential to the participating banks semi-annually (until maturity of the repurchase transaction), net of any income such banks receive pursuant to the Eligible Assets. Petróleos Mexicanos does not have control and does not retain substantially all the risks and rewards of the Eligible Assets, accordingly Petróleos Mexicanos will not recognize assets or liabilities from the lending transaction, and will recognize cash received from the repurchase transaction as debt.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2025, PEMEX had U.S.$5,508,000 in credit lines in order to provide liquidity of which U.S.$4,108,000 was available.

As of December 31, 2024, the outstanding amount under PMI Trading's revolving credit line was U.S.$206,314. From January 1 to December 31, 2025, PMI Trading obtained and repaid U.S.$740,000 from its revolving credit line. As of December 31, 2025, the outstanding amount under this revolving credit line was U.S.$206,314 and the available amount was U.S.$23,686.

The Federal Revenue Law applicable to PEMEX as of January 1, 2024 published in the Official Gazette of the Federation on November 13, 2023, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 138,119,100 and an external net debt up to U.S.$3,726,500. PEMEX can incur additional internal or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

•On July 17, 2024, Petróleos Mexicanos entered into a U.S.$750,000 amended revoling credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 454 basis points, maturing in January 2026.

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

•On November 12, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$40,000, from a credit facility bearing interest at a floating rate linked to 30-day SOFR plus a margin of 415 basis points, maturing in May 2025.

•On November 14, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 350 basis points, maturing in May 2025.

•On November 19, 2024 Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 350 basis points, maturing in February 2025.

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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

As of December 31, 2024, PEMEX had U.S.$5,902,000 and Ps.20,500,000 in credit lines in order to provide liquidity. As of December 31, 2024 the peso-denominated credit lines were fully drawn and U.S.$230,000 was available under U.S. dollar-denominated credit lines.

As of December 31, 2023, the outstanding amount under PMI Trading’s revolving credit line was U.S.$661,213. From January 1 to December 31, 2024, PMI Trading obtained U.S.$1,605,394 from its revolving credit line and repaid U.S.$2,060,292. As of December 31, 2024, the outstanding amount under this revolving credit line was U.S.$206,314 and the available amount was U.S.$23,685.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2025 and 2024 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.
As of December 31, 2025 and 2024, debt was as follows:

			2025 (B)
	Rate of interest (A)	Maturity	Pesos		Foreign currency
U.S. dollars
Bonds	Fixed from 5.35% to 10.00%, SOFR plus 3.500% to 3.750%	Various to 2060	Ps.	915,387,717	US$	50,949,129
Project financing	SOFR plus 1.23% to 1.81%	Various to 2031	4,221,385		234,956
Direct loans	Fixed of 4.59% to 10.380% and SOFR plus 2.15% to 4.54%	Various to 2031	269,813,134		15,017,401
Syndicated loans	SOFR plus 4.85%	During 2026	26,950,050		1,500,000
Revolving credit lines	SOFR	2026	28,565,695		1,589,924
Financing of Infrastructure asset	Fixed from 8.38% and 8.89%	Various to 2036	16,491,503		917,893
Total financing in U.S. dollars			1,261,429,484		US$	70,209,303
Euros
Bonds	Fixed from 2.75% to 4.88%	Various to 2030	51,922,592			€2,461,090
Japanese yen
Bonds	Fixed from 0.54%	Various to 2026	9,165,982			¥79,982,394
Pesos
Certificados bursátiles	Fixed of 7.47%	Various to 2026	31,361,411
Direct loans	TIIE plus 1.90% to 4.50%	Various to 2029	84,526,117
Others	TIIE plus 2.65%	During 2026	19,942,808
Total financing in pesos			135,830,336
UDIs
Certificados bursátiles	Fixed from 3.02% to 5.23%	Various to 2035	43,138,222
Total principal in pesos (C)			1,501,486,616
Plus:
Accrued interest			29,811,474
Total principal and interest			1,531,298,090
Less:
Short-term maturities			315,416,497
Accrued interest			29,811,474
Total short-term debt and current portion of long-term debt			345,227,971
Long-term debt			Ps.	1,186,070,119

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

			2024 (B)
	Rate of interest (A)	Maturity	Pesos		Foreign currency
U.S. dollars
Bonds	Fixed from 2.38% to 10.00%, SOFR plus 0.612% to 3.75%	Various to 2060	1,218,029,594		U.S.$	60,095,301
Project financing	SOFR plus 0.87% to 1.81%	Various to 2031	8,380,867		413,496
Direct loans	Fixed of 10.38% and SOFR plus 2.15% to 4.54%	Various to 2031	101,351,485		5,000,493
Syndicated loans	SOFR plus 4.85%	Various to 2026	30,402,450		1,500,000
Revolving credit lines	SOFR plus 3.00% to 4.85%	2025	131,369,868		6,481,543
Financing of Infrastructure asset	Fixed from 8.38% and 8.89%	Various to 2036	20,846,608		1,028,533
Total financing in U.S. dollars			1,510,380,872		U.S.$	74,519,366
Euros
Bonds	Fixed from 2.75% to 5.50%	Various to 2030	136,091,806			€6,484,638
Japanese yen
Bonds	Fixed from 0.54%	Various to 2026	10,306,353			¥79,956,191
Pesos
Certificados bursátiles	Fixed of 7.47% to	Various to 2026	31,318,419
Direct loans	TIIE plus 0.85% to 4.50%	Various to 2029	143,086,612
Syndicated loans	TIIE plus 0.95%	Various to 2025	1,350,000
Revolving credit lines	TIIE plus 4.25%	2025	20,500,000
Others	TIIE plus 2.65%	Various to 2026	34,006,893
Total financing in pesos			230,261,924
UDIs
Certificados bursátiles	Fixed from 3.02% to 5.23%	Various to 2035	41,592,362
Other currencies
Bonds	Fixed from 3.75%	Various to 2025	11,412,443
Total principal in pesos (C)			1,940,045,760
Plus:
Accrued interest			38,726,495
Total principal and interest			1,978,772,255
Less:
Short-term maturities			386,492,022
Accrued interest			38,726,495
Total short-term debt and current portion of long-term debt			425,218,517
Long-term debt			Ps.	1,553,553,738

A.As of December 31, 2025 and 2024, interest rates were as follows: one week SOFR of 3.870% and 4.490%, one month SOFR of 3.688% and 4.332%, three month SOFR of 3.6517% and 4.3051%, six month SOFR of 3.574% and 4.250%, TIIE rate of 7.3489% and 10.2440%, respectively, for 28 days; TIIE rate of 7.393% and 10.633%, respectively, for 91 days; and TIIE rate of 7.458% and 10.769%, respectively, for 182 days.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

B.As of December 31, 2025 and 2024, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	2025	2024
U.S. dollar	17.9667	20.2683
Japanese yen	0.1146	0.1289
Pounds sterling	24.1607	25.3860
Euro	21.0974	20.9868
Swiss francs	22.6728	22.3721
UDI	8.665387	8.340909

C.Includes financing from foreign banks of Ps. 1,286,788,747 and Ps. 1,612,427,515, as of December 31, 2025 and 2024, respectively.
D. The following table presents the roll-forward of total debt of PEMEX for each of the year ended December 31, 2025 and 2024, which includes short and long-term debt:

	2025		2024
Changes in total debt:
At the beginning of the year	Ps.	1,978,772,255	Ps.	1,794,470,357
Loans obtained - financing institutions	897,917,722		1,056,523,887
Debt payments	(1,169,025,539)		(1,148,872,172)
Accrued interest (1)(2)	152,373,946		163,614,450
Interest (paid)	(149,914,573)		(148,380,958)
Foreign exchange	(178,825,721)		261,416,691
At the end of the year	Ps.	1,531,298,090	Ps.	1,978,772,255
(1)During 2025, includes Ps. 5,068,080 of premiums and awards amortizations; Ps. (4,277,084) of fees and expenses related to the issuance of debt and amortized cost of Ps. 163,629.
(2)During 2024, includes Ps. 622,591 of premiums and awards amortizations; Ps. (1,900,454) of fees and expenses related to the issuance of debt and amortized cost of Ps. 2,127,973.

E. Maturity of the total principal outstanding:

	2026		2027	2028	2029	2030	2031 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2025, for each of the years ending December 31.	Ps.	345,227,971	84,555,621	158,916,761	99,401,877	141,672,702	701,523,158	Ps.	1,531,298,090
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
Lease information where PEMEX is a lessee is presented as follows:
i.Rights of use assets are as follows:

	Rights of use assets
	Transportation and storage equipment		Plants	Drilling equipment	Rights of use	Port facilities	Buildings	Lands	Catalyst	Machinery and Equipment	Total
Balance as of January 1, 2024	Ps.	17,568,803	15,639,974	5,418,743	1,496,655	2,620,491	67,246	20,147	233,131	137,990	Ps.	43,203,180
Depreciation of the year	(3,724,213)		(1,691,204)	(123,692)	(79,744)	(181,234)	(31,637)	(1,586)	(85,242)	(111,642)	(6,030,194)
Additions	4,058,802		—	—	—	119,709	18,430	—	—	328,424	4,525,365
Cancellations	(257,031)		—	—	—	—	(3,401)	—	—	(77,421)	(337,853)
Currency translation effect	489,269		—	—	—	64,525	7,657	5,346	36,933	305	604,035
Balance as of December 31, 2024	Ps.	18,135,630	13,948,770	5,295,051	1,416,911	2,623,491	58,295	23,907	184,822	277,656	Ps.	41,964,533
Depreciation of the year	(3,919,059)		(1,691,204)	(104,448)	(79,740)	(195,375)	(43,793)	(1,405)	(89,586)	(87,562)	(6,212,172)
Additions	2,605,626		—	1,436,560	—	123,506	146,958	—	—	65,294	4,377,944
Impairment	(1,939,194)		—	—	—	—	—	—	—	—	(1,939,194)
Currency translation effect	(272,833)		—	—	—	(52,917)	(5,440)	(3,530)	(15,092)	—	(349,812)
Balance as of December 31, 2025	Ps.	14,610,170	12,257,566	6,627,163	1,337,171	2,498,705	156,020	18,972	80,144	255,388	Ps.	37,841,299
Estimated useful life	1 to 10 years		14 years	10 years	23 years	20 years	1 to 5 years	5 years	5 years	1 to 5 years
ii.Leases liabilities are as follows:

	2025		2024
Lease liabilities recognized at January 1	Ps.	46,825,266	41,848,333
Additions	4,377,944		4,525,365
Cancellations	(257,531)		(337,853)
Payments of principal	(6,851,282)		(6,335,772)
Accrued interest	3,314,811		3,224,719
Interests paid	(2,481,974)		(2,128,875)
Foreign Exchange	(3,742,954)		6,029,349
Lease liabilities at December 31,	Ps.	41,184,280	46,825,266
The obligation recognized as of December 31, 2025 and 2024, amounted to Ps. 41,184,280 and Ps. 46,825,266, of which Ps. 9,428,699 and Ps. 8,628,404 were recognized in current liabilities and Ps. 31,755,581 and Ps. 38,196,862 in non-current liabilities, respectively.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

iii.Amounts recognized in the statement of comprehensive Income

	2025		2024
Depreciation of rights of use	Ps.	6,212,172	Ps.	6,030,194
Interests from lease liabilities	3,373,102		3,422,669
Impairment of rights of use	1,939,194		—
Expenses related to short-term leases	1,625,434		671,277
iv.Amounts recognized in the statement of cash flows

	2025		2024
Lease payments (principal and interest)	Ps.	(9,333,256)	Ps.	(8,464,647)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 17.    LONG-TERM CONTRACTUAL LIABILITIES
During 2025, Petróleos Mexicanos entered into amendment agreements with suppliers and contractors with the purpose of extending the payment terms of certain accrued and accepted commercial obligations during the period, in accordance with the financial scheme authorized by the Board of Directors. As a result of these agreements, the original balances recorded as short-term accounts payable to suppliers generated in 2025, were replaced by new obligations with maturities to eight years, subject to a schedule of quarterly payments of principal and interest. As a result, the nature of the obligation changed from a commercial account payable to a financial liability with terms that differ from those originally agreed with the suppliers.

Additionally, certain suppliers chose to present their accounts receivable to a Fideicomiso Privado Irrevocable de Administración y Fuente de Pago (Irrevocable Private Trust for Administration and Source of Payment), resulting in a legal subrogation from the original creditor, without modifying the agreed economic terms in the amendment agreements. In these cases, Petróleos Mexicanos maintains a direct financial obligation to the trust.

Petróleos Mexicanos assessed whether the modifications to the contractual terms resulted in the derecognition of the original liability, considering the extended maturity, the addition of interest on outstanding balances and the scheduled quarterly payments. Based on this assessment, Petróleos Mexicanos concluded that the amendment agreements together with the legal subrogation in applicable cases, resulted in the extinction of the original obligation and the recognition of a new financial liability.

Consequently, Petróleos Mexicanos derecognized the original liabilities and recognized a new financial liability classified as “Long-term contractual liabilities”, which was initially measured at fair value. The contractual interest rates of the amendment agreements approximate market rates for instruments with similar terms and credit risk; accordingly, no material gain or loss arose upon initial recognition of the new financial liabilities. The book value of each of the new contractual long-term liabilities is presented below:

Contractual liability	Date of Agreement	Interest rate spread	Balances as of December 31, 2025
1st. Group	September 8, 2025	1.85%	Ps.	2,997,823
2nd. Group	October 17, 2025	1.85%	26,772,747
3rd. Group	November 14, 2025	1.85%	2,498,884
4th. Group	November 21, 2025	1.85%	37,550,018
5th. Group	December 16, 2025	1.80%	29,591,436
6th. Group	December 30, 2025	1.80%	93,622,157
			Ps.	193,033,065

Accrued interest is determined based on a variable rate equivalent to TIIE plus a margin of 1.80% or 1.85%, as applicable. Accrued interest is recognized as a financial cost in the statement of comprehensive income. During 2025, there were no payments of principal and interest.

Liabilities arising from the amendment agreements are presented separately in the statement of financial position in the “Long-term contractual liabilities” line item as they represent financial obligations distinct from ordinary accounts payable. Cash flows related to the payment of principal and interest of long-term contractual liabilities are presented in the statement of cash flows as financing activities.

Information regarding the liquidity risk associated with these liabilities is disclosed in Note 18; fair value measurement is disclosed in Note 8.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following table sets out the amortization of long-term contractual liabilities as of December 31, 2025:

	2026		2027	2028	2029	2030	2031 and thereafter	Total
Amortization of long-term Contractual Liabilities as of December 31, 2025	Ps.	—	15,182,652	24,340,699	26,751,439	29,395,477	97,362,798	Ps.	193,033,065

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX’s current internal regulation. PEMEX has a Financial Risk Working Group (FRWG) which is a specialized working group with decision-making authority on financial risk exposure, financial risk mitigation schemes, and DFIs trading of PEMEX.
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
In addition, certain PMI Subsidiaries have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: 1) the use of DFIs for financial risk mitigation purposes; 2) the segregation of duties; 3) valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (“VaR”) computation; and 4) VaR limits at business unit level and the implementation of stop loss mechanisms.
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
PEMEX has also established credit guidelines for DFIs that PEMEX offers to its domestic customers, which include the use of guarantees and credit lines. For exchange traded DFIs PEMEX trades under the margin requirements of the corresponding exchange market, and therefore, does not have internal policies for these DFIs.
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

A.    Risk Management

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

I.    Market Risk
i.    Interest rate risk
PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar Secured Overnight Financing Rate (SOFR), to TIIE Mexican peso and TIIE funding rate. As of December 31, 2025, approximately 20.8% of PEMEX’s total net debt outstanding (including DFIs) consisted of floating rate debt.
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
During 2024, PEMEX entered into nine interest rate swaps for an accumulated notional amount of U.S.$ 900 million, through which the fixed coupons associated with a U.S.$ 1,988 million debt issue maturing in 2028 were converted into floating coupons referenced to SOFR floating interest rates, in order to reduce the financial cost.
During 2025, as a result of Pemex's liability management, an unwind of an interest rate hedging DFI associated with the repurchased bonds was executed, for a notional amount of U.S.$ 100 million.
As of December 31, 2025, Petróleos Mexicanos was a party to eight interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S.$ 800,000 at a weighted average fixed interest rate of 5.35% and a weighted average term of 2.1 years.
Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA could also execute interest rate swap agreements denominated in U.S. dollars.
As of December 31, 2025, there was no ongoing interest rate DFI of PMI NASA.
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
Reference rates transition
As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs) were replaced by alternative reference rates, based on risk-free rates obtained from market operations. Therefore, PEMEX has carried out the necessary actions to amend the contracts that were referenced to IBOR benchmark rates in accordance with the applicable regulations.
In line with market practice, PMI Trading’s credit agreements include the new language to use the Secured Overnight Funding Rate (SOFR) as their reference rate.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Banco de Mexico (the Mexican Central Bank) announced that the 28-day TIIE ceased to be a reference for new contracts as of January 1st, 2025. Similarly, the 91-day and 182-day TIIE ceased to be reference rates for new contracts as of January 1st, 2024.
In response, Petróleos Mexicanos carried out the actions it deemed pertinent and necessary to modify contracts referenced to TIIE rates in line with the modifications announced by Banco de Mexico.
In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	Notional Amount As of December 31, 2025 (in thousands of pesos)(1)
Debt	TIIE 28D MXN	94,241,073

DFI	TIIE 28D MXN	28,670,492
(1)Note: Notional amounts with maturity after December 31, 2025.
PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed and float rates, which are not listed in the table above since these instruments will not be impacted by this change.
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
PEMEX’s expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. On the other hand, PEMEX determines the annual amount to be allocated to its capital expenditure and operating expenses as a fixed amount in pesos.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The underlying currencies of PEMEX’s DFIs that mitigate the exchange rate risk are the euro and the Japanese yen against the U.S. dollar and UDIs against the peso.
As of December 31, 2025, and 2024, PEMEX did not enter into any DFIs to mitigate the exchange rate risk, since no debt in currencies other than U.S. dollars or pesos was issued.
Nevertheless, during 2025, as a result of Pemex's liability management, eighteen total unwinds and three partial unwinds of exchange rate risk hedging DFIs associated with the repurchased bonds were carried out for a cumulative notional amount of €3,211.8 million.
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
PEMEX recorded a total foreign exchange gain (loss) of Ps. 195,182,398, Ps. (304,452,236) and Ps. 238,079,042, for the years ended December 31, 2025, 2024 and 2023, respectively. These amounts include the unrealized foreign exchange gain (loss) associated with debt of Ps. 178,825,721, Ps. (261,416,691) and Ps. 208,865,338, for the years ended December 31, 2025, 2024 and 2023, respectively. Unrealized foreign exchange gains and losses do not impact PEMEX’s cash flows. The appreciation of the peso during 2025 caused a total net foreign exchange gain because a significant portion of PEMEX’s debt, 90.95% (principal only) as of December 31, 2025, is denominated in a currency other than the Mexican peso. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect PEMEX’s ability to meet U.S. dollar-denominated financial obligations and it improves PEMEX’s ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase PEMEX’s peso-denominated debt service costs on a U.S. dollar basis.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
During the second half of 2022, and the first quarter of 2023, PEMEX entered into a crude oil hedge for the fiscal year 2023 pursuant to which PEMEX hedged 320 thousand barrels per day on average for the period between January 2023 and December 2023, for U.S.$ 199,943.
During the second half of 2023, and the first semester of 2024, PEMEX entered into a crude oil hedge for the fiscal year 2024, pursuant to which PEMEX hedged 168 thousand barrels per day on average, for the period between December 2023 and December 2024, for U.S.$ 118,540.
During the fourth quarter of 2024 and the first quarter of 2025, PEMEX entered into a crude oil hedge for the fiscal year 2025, pursuant to which PEMEX hedged 455 thousand barrels per day on average for the period between January 2025 and December 2025, for U.S.$ 195,404.
As of December 31, 2025, PEMEX does not have any active hydrocarbon price risk hedging DFIs related to the oil hedge.
Additionally, PEMEX cash flows are exposed to crack spread movements as these determine the refining margin.
During 2025, PEMEX implemented its hedging strategy to partially protect its cash flows exposed to diesel crack spread against drops below a level higher than the one established in the Federal Revenue Law for the fiscal year 2025. This is a zero-cost hedging strategy, carried out through swaps which hedged 4,110,000 barrels for the period between July and November 2025.
During the first half of 2025, PEMEX implemented a hedging strategy to partially protect its cash flows exposed to gasoline crack spread against drops below a level higher than the one established in the Federal Revenue Law for the fiscal year 2025. This is a zero-cost hedging strategy, carried out through swaps which hedged 5,310,000 barrels for the period between March and August 2025.
As of December 31, 2025, PEMEX does not have any active hydrocarbon commodity price risk hedging DFIs related to the diesel or gasoline crack spread.
In addition to supplying natural gas, PEMEX can offer DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
As of December 31, 2025, the VaRs of PEMEX’s investment portfolios were Ps. 0.00 for the Peso Treasury Portfolio, Ps. 0.00 for FOLAPE, and U.S.$ 0.00 for the U.S. Dollar Treasury Portfolio, since these investment portfolios have no risk position.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

INTEREST RATE and CURRENCY DFIs
Interest rate sensitivity to + 10 bp

	Interbank Yield Curves						PEMEX Curves
Currency	Sensitivity debt		Sensitivity DFIs		Sensitivity net		Sensitivity debt
Euro	U.S.$	7,467	U.S.$	(6,688)	U.S.$	779	U.S.$	6,983
Pound Sterling	—		—		—		—
Yen	287		(286)		1		284
Peso	3,378		5,962		9,340		3,214
UDI	5,707		(5,707)		—		3,958
U.S. dollar	607,532		(2,268)		605,264		318,228
			In thousands of U.S. dollars Figures not audited
In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2025, 2024 and 2023, in which PEMEX assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.
At December 31, 2025, 2024 and 2023, had market interest rates been 25 basis points higher, with all other variables remaining constant, the net loss for the year ended December 31, 2025, would have been Ps. 488,515 higher, the net loss for the year ended December 31, 2024, would have been Ps. 708,985 higher and the net gain for the year ended December 31, 2023, would have been Ps. 616,468 lower, primarily as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, the net loss for the year ended December 31, 2025, would have been Ps. 488,515 lower, the net loss for the year ended December 31, 2024, would have been Ps. 708,985 lower and the net gain for the year ended December 31, 2023, would have been Ps. 616,468 higher, primarily as a result of a decrease in interest expense.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

DFIs as an exchange rate risk mitigation strategy. These DFIs along with the debt are shown in the following table:
INTEREST RATE and CURRENCY DFIs
Exchange rate sensitivity +1% and VaR 95%

	Interbank Yield Curves				Sensitivity Net		VaR 95% Net		PEMEX Curves
Currency	Sensitivity Debt		Sensitivity DFIs						Sensitivity Debt
Euro	U.S.$	(31,161)	U.S.$	26,386	U.S.$	(4,775)	U.S.$	(4,042)	U.S.$	(29,752)
Pound Sterling	—		—		—		—		—
Yen	(5,106)		(1,592)		(6,698)		(6,382)		(5,073)
Peso	(78,145)		(44,393)		(122,538)		(106,369)		(77,004)
UDI	(25,103)		25,103		—		—		(23,118)
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
In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2025, 2024 and 2023, in which PEMEX assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.
At December 31, 2025, 2024 and 2023, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, the net loss for the year ended December 31, 2025, would have been Ps. 94,511,504 higher, the net loss for the year ended December 31, 2024, would have been Ps. 181,253,630 higher and the net gain for the year ended December 31, 2023, would have been Ps.226,165,912 lower, primarily as a result of an increase in the exchange rate. However, had the peso appreciated against the U.S. dollar by 10%, the net loss for the year ended December 31, 2025, would have been Ps. 94,511,504 lower, the net loss for the year ended December 31, 2024, would have been Ps. 181,253,630 lower and the net gain for the year ended December 31, 2023, would have been Ps.226,165,912 higher, primarily as a result of the decrease in exchange rate.
Hydrocarbon price risk quantification
PEMEX occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2025, PEMEX’s natural gas DFI portfolios had no market risk exposure since all the DFIs in its portfolios expired in 2019.
It should be noted that sensitivity analyses were not carried out for other financial instruments, such as accounts receivable and payable (as defined in the financial reporting standards). Such accounts are cleared in short-term, and therefore market risk is considered to be nonexistent. Most of these accounts are related to hydrocarbon prices.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.
PMI Trading’s global VaR associated with commodities market risk was U.S.$ (4,213) as of December 31, 2025. This VaR was calculated using the historical method with a 95% confidence level, two-year history and a one-day horizon, adjusted by liquidity. The minimum VaR recorded during the year was U.S.$ (2,932) (registered on January 1st., 2025) and the maximum VaR recorded during the year was U.S.$ (10,218) (registered on March 31st., 2025). As of December 31st., 2024, the global VaR 95% was U.S.$ (2,932).
The quantification of crude oil price risk is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. As of December 31, 2025, this was U.S.$ 0, since there were no active hydrocarbon price risk hedging DFIs related to the oil hedge in place.
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
Moreover, PEMEX has entered into various long-term cross-currency swaps agreements, using the following as credit risk mitigants: 1) recouponing clauses (pursuant to which when the MtM exceeds the threshold specified in the confirmation, the MtM is adjusted to zero and notional amount is also adjusted), thereby limiting the PEMEX's exposure to its counterparties referenced to a specific threshold amount, as well as the counterparties’ exposure to PEMEX; 2) set-off clauses (under which, in the event of a default by either party, the other party has the option to settle the MtM owed to it through the delivery of bonds issued by the defaulting party).
During 2025, three DFIs structures were entered into with the set-off clause. In addition, recouponing clauses were not triggered in any DFI, and no new DFIs with this feature were entered into.
In addition, during 2024 these recouponing clauses were not triggered in any DFI, and no new DFIs with this feature were entered into. Nonetheless, during 2023, the recouponing clause was triggered in a swap contracted to hedge exposure to foreign exchange risk in euros, which resulted in the prepayment of the fair value and the reset of the swap terms so that its fair value is zero. In addition, as part of the synthetic recouponing carried out that year, two cross currency capped swaps incorporated a recouponing clause as part of their features.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

each payment date based on forward yield curves; b) the implied default probability obtained from both, PEMEX and the counterparty’s credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.
The current and potential exposures, aggregated by credit rating, are as follows:
Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current		Less than 1 year		1-3 years		3-5 years		5-7 years		7-10 years		More than 10 years
A+	U.S.$	(93,536)	U.S.$	68,647	U.S.$	87,542	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	—
A	—		—		—		—		—		—		—
A-	(967,507)		351,810		676,714		728,216		782,010		694,686		—
BBB+	(2,300,662)		338,917		2,780,959		491,732		380,076		438,843		—
BBB	(46,867)		80,756		684,915		204,943		227,186		335,039		—
BBB-	—		—		—		—		—		—		—
							in thousands of U.S. dollars Figures not audited
Maximum Credit Exposure by term in Petróleos Mexicanos including debt

Rating	Current		Less than 1 year		1-3 years		3-5 years		5-7 years		7-10 years		More than 10 years
A+	U.S.$	—	U.S.$	46,385	U.S.$	87,542	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	—
A	—		—		—		—		—		—		—
A-	—		—		676,714		728,216		782,010		694,686		—
BBB+	48,962		92,883		2,780,959		491,732		380,076		438,843		—
BBB	2,301		1,043		684,915		204,943		227,186		335,039		—
BBB-	—		—		—		—		—		—		—
							in thousands of U.S. dollars Figures not audited
PEMEX also faces credit risk derived from its investments. As of December 31, 2025, the position in domestic currency was in Mexican Government bonds in pesos. Given the current credit rating, the default probability in this currency is zero according to the default’s frequency matrices from rating agencies, therefore no quantification or disclosure of this exposure is made.
Furthermore, by means of its credit guidelines for DFI operations, PEMEX significantly reduces its credit risk exposure related to the DFIs.
In order to qualify for these DFIs, the PEMEX’s customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.
Additionally, according to the credit guidelines, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. The credit guidelines indicate that PEMEX may offer DFIs with an exemption from collateral requirements up to a certain amount, through a credit line approved by the credit committee, based on an internal financial and credit assessment. Moreover, if the credit line is insufficient to cover each client’s exposure, the client is obligated to deposit collateral.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
As of December 31, 2025, PEMEX had no DFIs of this type.
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
In addition, as of December 31, 2025, Petróleos Mexicanos has acquired a committed U.S. dollar revolving credit line in order to mitigate liquidity risk. The credit line provides access to U.S.$ 3,508,000 with an expiration date in November 2026. As of December 31, 2025, this credit line is fully available (see Note 15).
During 2025, PEMEX entered into FX Forwards MXN/U.S.$ in order to preserve an adequate level of liquidity in U.S. dollars. As of December 31, 2025, none of these DFIs were outstanding.
In order to mitigate liquidity risk, during 2025, PEMEX conducted two voluntary synthetic recouponings, which involved the restructuring of five UDI/MXN DFIs. Additionally, in the fourth quarter of 2025, PEMEX entered into four DFI structures, three of which consist of two USD/MXN cross currency swaps and five MXN/USD prepaid forwards each, while the other structure comprises a USD/MXN cross currency swap and two MXN/USD exchange rate options. Furthermore, the restructuring of two MXN/USD prepaid swaps was carried out.
For the same purpose, during 2024 PEMEX entered into one MXN/USD prepaid swap and carried out two voluntary synthetic recouponings which involved the restructuring of five UDI/MXN DFIs. Additionally, during 2023 PEMEX entered into two MXN/USD prepaid swaps, one of which matured during the second quarter of 2025 and also carried out a voluntary synthetic recouponing which involved the restructuring of five UDI/MXN DFIs and six EUR/USD cross currency capped swaps.
Finally, the investment strategies of PEMEX’s portfolios are structured by selecting time horizons that consider each currency’s cash flow requirements in order to preserve liquidity.
PMI Subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is its centralized treasury, which provides access to two syndicated credit facilities for up to U.S.$ 500,000 and U.S.$ 1,500,000, respectively, and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI Subsidiaries have access to bilateral credit lines from financial institutions for up to U.S.$ 200,000.
These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring certain financial ratios as set forth in the policies approved by each company’s board of directors.
The following tables show the cash flow maturities as well as the fair value of PEMEX’s debt and DFI portfolios as of December 31, 2025, and 2024. It should be noted that:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2025(1)(2)

	Year of expected maturity date
	2026		2027		2028		2029		2030		2031 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	12,519,293	Ps.	64,366,606	Ps.	126,151,662	Ps.	70,651,043	Ps.	137,936,993	Ps.	691,398,201	Ps.	1,103,023,798	Ps.	1,057,574,064
Average interest rate (%)													6.61%
Fixed rate (Japanese yen)	9,165,982		—		—		—		—		—		9,165,982		9,114,175
Average interest rate (%)													0.54%
Fixed rate (pound sterling)	—		—		—		—		—		—		—		—
Average interest rate (%)													—%
Fixed rate (pesos)	31,361,411		—		—		—		—		—		31,361,411		31,278,825
Average interest rate (%)													7.47%
Fixed rate (UDIs)	27,031,196		—		6,251,057		—		—		9,855,969		43,138,222		41,535,025
Average interest rate (%)													4.10%
Fixed rate (euros)	—		14,749,936		8,814,744		26,297,526		2,060,386		—		51,922,592		53,455,349
Average interest rate (%)													4.20%
Total fixed rate debt	Ps.	80,077,882	Ps.	79,116,542	Ps.	141,217,463	Ps.	96,948,569	Ps.	139,997,379	Ps.	701,254,170	Ps.	1,238,612,005	Ps.	1,192,957,438
Variable rate (U.S. dollars)	Ps.	150,419,184	Ps.	2,304,392	Ps.	2,167,894	Ps.	1,569,906	Ps.	1,675,324	Ps.	268,988	Ps.	158,405,688	Ps.	132,067,127
Variable rate (euros)	—		—		—		—		—		—		—		—
Variable rate (pesos)	84,919,432		3,134,687		15,531,403		883,402		—		—		104,468,924		107,071,096
Total variable rate debt	Ps.	235,338,616	Ps.	5,439,079	Ps.	17,699,297	Ps.	2,453,308	Ps.	1,675,324	Ps.	268,988	Ps.	262,874,612	Ps.	239,138,223
Total debt	Ps.	315,416,498	Ps.	84,555,621	Ps.	158,916,760	Ps.	99,401,877	Ps.	141,672,703	Ps.	701,523,158	Ps.	1,501,486,617	Ps.	1,432,095,661
Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2025, of Ps. 17.9667 = U.S.$ 1.00; Ps. 0.1146 = 1.00 Japanese yen; Ps. 24.1607 = 1.00 pound sterling; Ps. 8.665387 = 1.00 UDI; Ps. 21.0974 = 1.00 euro; and Ps. 22.6728 = 1.00 Swiss franc.
(2)Does not include accrued interest.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2024(1)(2)

	Year of expected maturity date
	2025		2026		2027		2028		2029		2030 Thereafter		Total Carrying Value		Fair Value
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	Ps.	35,260,336	Ps.	86,518,874	Ps.	121,204,555	Ps.	63,114,264	Ps.	47,437,960	Ps.	876,979,622	Ps.	1,230,515,611	Ps.	1,101,026,216
Average interest rate (%)													6.90%
Fixed rate (Japanese yen)	—		10,306,353		—		—		—		—		10,306,353		9,770,917
Average interest rate (%)													0.54%
Fixed rate (pounds sterling)	11,412,443		—		—		—		—		—		11,412,443		11,040,295
Average interest rate (%)													3.75%
Fixed rate (pesos)	—		31,318,419		—		—		—		—		31,318,419		28,727,389
Average interest rate (%)													7.47%
Fixed rate (UDIs)	—		26,089,817		—		6,016,293		—		9,486,252		41,592,362		35,817,620
Average interest rate (%)													4.10%
Fixed rate (euros)	34,619,628		20,976,799		26,180,338		26,136,531		26,137,924		2,040,586		136,091,806		134,270,515
Average interest rate (%)													4.24%
Total fixed rate debt	Ps.	81,292,407	Ps.	175,210,262	Ps.	147,384,893	Ps.	95,267,088	Ps.	73,575,884	Ps.	888,506,460	Ps.	1,461,236,994	Ps.	1,320,652,952
Variable rate (U.S. dollars)	200,188,707		70,666,768		2,599,593		2,445,609		1,771,017		2,193,567		279,865,261		222,992,037
Variable rate (euros)	—		—		—		—		—		—		—		—
Variable rate (pesos)	105,010,909		74,273,092		3,149,795		15,531,404		978,306		—		198,943,506		201,836,083
Total variable rate debt	Ps.	305,199,616	Ps.	144,939,860	Ps.	5,749,388	Ps.	17,977,013	Ps.	2,749,323	Ps.	2,193,567	Ps.	478,808,767	Ps.	424,828,120
Total debt	Ps.	386,492,023	Ps.	320,150,122	Ps.	153,134,281	Ps.	113,244,101	Ps.	76,325,207	Ps.	890,700,027	Ps.	1,940,045,761	Ps.	1,745,481,072
Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2024, of Ps. 20.2683 = U.S.$ 1.00; Ps. 0.1289 = 1.00 Japanese yen; Ps. 25.3860 = 1.00 pound sterling; Ps. 8.340909 = 1.00 UDI; Ps. 20.9868 = 1.00 euro; and Ps. 22.3721 = 1.00 Swiss franc.
(2)Does not include accrued interest.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2025(1) (2)

Year of expected maturity date
2026	2027	2028	2029	2030	2031 Thereafter	Total Carrying Value	Fair Value (3)
Hedging Instruments
Interest Rate DFI (2)(4)
Interest Rate Swaps (U.S. dollars)
Variable to fixed	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Average pay rate	—%	—%	—%	—%	—%	—%	n.a.	n.a.
Average receive rate	—%	—%	—%	—%	—%	—%	n.a.	n.a.
Fixed to variable	—	—	14,373,360	—	—	—	14,373,360	195,655
Average pay rate	5.13%	4.50%	4.60%	0.00%	—%	—%	n.a.	n.a.
Average receive rate	5.35%	5.35%	5.35%	0.00%	—%	—%	n.a.	n.a.
Interest Rate Options
Buy Cap, Sell Floor on floating in U.S. dollar SOFR 1M	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Currency DFI
Cross-currency swaps
Receive euros/Pay U.S. dollars	Ps.	—	Ps.	13,551,813	Ps.	8,040,679	Ps.	26,436,838	Ps.	1,988,734	Ps.	—	Ps.	50,018,064	Ps.	5,585
Receive Japanese yen/Pay U.S. dollars	—	—	—	—	—	—	—	—
Receive pounds sterling/Pay U.S. dollars	—	—	—	—	—	—	—	—
Receive UDI/Pay pesos	17,076,001	—	4,749,625	—	—	6,844,866	28,670,492	9,058,137
Receive Swiss francs/Pay U.S. dollars	—	—	—	—	—	—	—	—
Receive pesos/Pay U.S. dollars	—	—	—	—	—	36,091,100	36,091,100	(839,306)
Currency Options
Buy Put, Sell Put and Sell Call on Japanese yen	9,171,948	—	—	—	—	—	9,171,948	(2,841,492)
Buy Call, Sell Call and Sell Put on euros	—	—	8,844,069	—	—	—	8,844,069	(311,664)
Sell Call on pounds sterling	—	—	—	—	—	—	—	—
Sell Call on Swiss francs	—	14,772,559	—	26,379,607	2,110,369	—	43,262,535	(223,737)
Sell Call on Euros	—	—	—	—	—	17,966,700	17,966,700	(444,490)
FX Forward
Receive pesos/Pay U.S. dollars	—	—	9,544,149	3,844,287	3,486,667	—	16,875,103	(13,717,311)
Prepaid swaps
Receive U.S. dollars and pesos / Pay U.S. dollars and pesos	Ps.—	Ps.21,674,655	Ps.21,674,655	Ps.—	Ps.—	Ps.—	Ps.43,349,310	Ps.(54,453,243)
N.A. = not applicable.
Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2025, of Ps. 17.9667 = U.S.$ 1.00 and Ps. 21.0974 = 1.00 euro.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2024(1)(2)

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
N.A. = not applicable.
Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2024, of Ps. 20.2683 = U.S.$ 1.00 and Ps. 20.9868 = 1.00 euro.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables show the estimated amount of principal and interest cash flow maturities of PEMEX’s financial liabilities as of December 31, 2025 and 2024 (DFIs are not included):
Financial Liabilities Interest and Principal Cash Flow Maturities as of December 31, 2025(1)

			Year of expected maturity date
	Total Carrying Value		2026		2027		2028		2029		2030		2031 Thereafter		Total
Financial Liabilities
Suppliers	Ps.	436,704,206	Ps.	436,704,206	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	436,704,206
Accounts and accrued expenses Payable	67,884,889		67,884,889		—		—		—		—		—		67,884,889
Leases	41,184,280		10,499,653		7,298,141		6,180,826		4,896,937		4,911,355		23,258,467		57,045,379
Long-term contractual liabilities	193,033,065		13,375,413		34,456,245		40,808,156		41,215,651		41,208,907		113,361,982		284,426,354
Debt	1,531,298,090		376,406,859		160,117,968		229,655,397		161,646,801		196,629,746		1,343,049,204		2,467,505,975
Total	Ps.	2,270,104,530	Ps.	904,871,020	Ps.	201,872,354	Ps.	276,644,379	Ps.	207,759,389	Ps.	242,750,008	Ps.	1,479,669,653	Ps.	3,313,566,803
Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2025, of Ps. 17.9667 = U.S.$ 1.00; Ps. 0.1146 = 1.00 Japanese yen; Ps. 24.1607 = 1.00 pound sterling; Ps. 8.665387 = 1.00 UDI; Ps. 21.0974 = 1.00 euro; and Ps. 22.6728 = 1.00 Swiss franc.
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
(1)The information in this table has been calculated using exchange rates on December 31, 2024, of Ps. 20.2683 = U.S.$ 1.00; Ps. 0.1289 = 1.00 Japanese yen; Ps. 25.3860 = 1.00 Pound sterling; Ps. 8.340909 = 1.00 UDI; Ps. 20.9868 = 1.00 euro; and Ps. 22.3721 = 1.00 Swiss franc.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
Embedded derivatives
In accordance with established accounting policies, PEMEX has analyzed the different contracts (financial and non-financial) that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2025 and 2024, PEMEX did not recognize any embedded derivatives (foreign currency or index) in the financial and non-financial contracts.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments income (cost), net” line item in the consolidated statement of comprehensive income.
As of December 31, 2025, and 2024, the net fair value of PEMEX’s DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in the consolidated statement of financial position, was Ps. (63,571,865) and Ps. (99,768,509), respectively. As of December 31, 2025, and 2024, PEMEX did not have any DFIs designated as hedges for accounting purposes.
All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments income (cost), net” line item in the consolidated statement of comprehensive income.
The following table shows the fair values and notional amounts of PEMEX’s DFIs, including those with an open position and those that have matured but that have not been settled, which were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2025 and 2024. It should be noted that:
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

December 31,
2025	2024
DFI	POSITION	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps	Petróleos Mexicanos pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar SOFR + spread.	Ps.	—	Ps.	—	Ps.	506,708	Ps.	5,090
Interest rate swaps	Petróleos Mexicanos pays fixed in U.S. dollar and receives floating in 6-month U.S. dollar SOFR + spread.	—	—	1,976,159	41,133
Interest rate swaps	Petróleos Mexicanos pays floating in 6-month U.S. dollar SOFR + spread and receives fixed in U.S. dollar	14,373,360	195,655	18,241,470	(77,608)
Cross-currency swaps	Petróleos Mexicanos pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	28,670,492	9,058,137	31,733,673	5,491,946
Cross-currency swaps	Petróleos Mexicanos pays TIIEF + spread in pesos and receives fixed in U.S. dollar	36,091,100	(839,306)	—	—
Cross-currency swaps	Petróleos Mexicanos pays fixed in U.S. dollar and receives fixed in euro.	50,018,064	5,585	147,904,655	(9,396,306)
Cross-currency swaps	Petróleos Mexicanos pays fixed in U.S. dollar and receives fixed in Pound sterling.	—	—	11,991,942	(708,227)
Currency Options	Petróleos Mexicanos Buy Put, Sell Put and Sell Call on Japanese yen	9,171,948	(2,841,492)	10,314,656	(2,612,530)
Currency Options	Petróleos Mexicanos Buy call, Sell Call and Sell Put on euro	8,844,069	(311,664)	41,446,951	(4,953,719)
Currency Options	Petróleos Mexicanos Sell Call on Pound sterling	—	—	11,415,512	—
Currency Options	Petróleos Mexicanos Sell Call on euro	43,262,535	(223,737)	83,943,191	(142,993)
Currency Options	Petróleos Mexicanos Buy Put and Sell Call on pesos	17,966,700	(444,490)	—	—
Currency Forward	Petróleos Mexicanos pays Pesos and receives U.S. dollar.	16,875,103	(13,717,311)	—	—
Cross-currency swaps (Prepaid Swaps)	Petróleos Mexicanos pays U.S. dollar and Pesos and receives U.S. dollar and Pesos	43,349,310	(54,453,243)	110,393,509	(87,155,413)
Subtotal	Ps.	(63,571,866)	Ps.	(99,508,627)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

		December 31,
		2025			2024
DFI	Position	Volume (MMb)	Fair Value		Volume (MMb)	Fair Value
Crude oil Options	PEMEX buys Put and sells Put	0.00	Ps.	—	64.57	Ps.	(259,882)
	Subtotal		Ps.	—		Ps.	(259,882)

	Total		Ps.	(63,571,866)		Ps.	(99,768,509)

		December 31,
		2025			2024
DFI	Market	Volume (MMb)	Fair value		Volume (MMb)	Fair value
Futures	Exchange traded	(0.67)	Ps.	23,052	(0.03)	Ps.	(6,128)
Petroleum Products Swaps	Exchange traded	(1.43)	38,942		(0.89)	(15,006)
Notes: Amounts may not total due to rounding.
The fair value of the Futures and the Petroleum Products Swaps was recognized as “Cash and cash equivalents” in the statement of financial position because PEMEX considered these financial assets to be fully liquid.
The exchange rate for U.S. dollars as of December 31, 2025, and 2024, was Ps. 17.9667 and Ps. 20.2683 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2025, and 2024, was Ps. 21.0974 and Ps. 20.9868 per euro, respectively.
For the years ended December 31, 2025, 2024 and 2023, PEMEX recognized a net (loss) gain of Ps. 21,587,903, Ps. (27,594,230), and Ps. 672,226 respectively, in the “Derivative financial instruments income (cost), net” line item with respect to DFIs treated as instruments entered into for trading purposes (the gain as of December 31, 2023, includes the gain generated by the embedded derivative and the loss as of December 31, 2024, includes the loss from the cancellation of the embedded derivative).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables present the fair value of PEMEX’s DFIs that are included in the consolidated statement of financial position in Derivative financial instruments (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2025, and 2024:

	Derivatives assets Fair value
	December 31,
	2025		2024
Derivatives not designated as hedging instruments
Currency options	Ps.	162,557	Ps.	—
Cross-currency swaps	14,176,252		9,103,992
Interest rate swaps	195,655		99,966
Total derivatives not designated as hedging instruments	Ps.	14,534,464	Ps.	9,203,958
Total assets	Ps.	14,534,464	Ps.	9,203,958

	Derivatives liabilities Fair value
	December 31,
	2025		2024
Derivatives not designated as hedging instruments
Forwards	Ps.	(13,717,311)	Ps.	—
Crude oil options	—		(259,882)
Currency options	(3,760,202)		(7,566,249)
Cross-currency swaps	(60,628,816)		(101,014,985)
Interest rate swaps	—		(131,351)
Total derivatives not designated as hedging instruments	Ps.	(78,106,329)	Ps.	(108,972,467)
Total liabilities	Ps.	(78,106,329)	Ps.	(108,972,467)
Net total	Ps.	(63,571,865)	Ps.	(99,768,509)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following table presents the net (loss) gain recognized in income on PEMEX’s DFIs for the years ended December 31, 2025, 2024 and 2023, in the consolidated statement of comprehensive income which is presented in the “Derivative financial instruments income (cost), net” line item:

Derivatives not designated as hedging instruments	Amount of gain (loss) recognized in the Statement of operations on derivatives
	December 31,
	2025		2024		2023
Embedded derivatives	Ps.	—	Ps.	(194,194)	Ps.	194,194
Forwards	(13,728,281)		(408,079)		(325,605)
Futures	(239,159)		(664,381)		(116,638)
Crude oil options	2,288,069		(898,527)		(1,472,311)
Currency options	5,655,419		(5,253,517)		1,121,329
Interest rate options	—		76,882		100,615
Crack spread swaps	123,064		343,202		575,932
Cross-currency swaps	27,301,296		(20,572,489)		600,937
Interest rate swaps	187,495		(23,127)		11,987
DFIs not identified	—		—		(18,214)
Total	Ps.	21,587,903	Ps.	(27,594,230)	Ps.	672,226
NOTE 19.    EMPLOYEE BENEFITS
Until December 31, 2015, PEMEX only had defined benefit pension plans for the retirement of its employees, to which only PEMEX contribute. Benefits under these plans are based on an employee’s salary and years of service completed at retirement. As of January 1, 2016, PEMEX also has a defined contribution pension plan, in which both PEMEX and the employee contribute to an employee’s individual account.
Benefits under the defined benefit plan are mainly based on the years of service completed by the employee, and their remuneration at the date of retirement. The obligations and costs of these plans are recognized based on an actuarial valuation prepared by independent experts. Within the regulatory framework of plan assets, there are no minimum funding requirements. PEMEX has established additional plans to cover post-employment benefits, which are based on actuarial studies prepared by independent experts and which include disability, post-mortem pension and the death of retired employees, as well as medical services for retired employees and beneficiaries.
For the defined benefit plan, PEMEX funded its employees benefits through Mexican trusts, the resources of which come from the retirement line item of PEMEX’s annual budget (an operating expense), or any other line item that substitutes or relates to this line item, or that is associated with the same line item and the interests, dividends or capital gains obtained from the investments of the trusts.
On March 19, 2025, pursuant to the 2025 Petróleos Mexicanos Law, the dissolution of Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics took effect. All of the assets, liabilities, rights and obligations of the subsidiary entities, including all labor liabilities, were assumed by, and transferred to Petróleos Mexicanos, which became the successor of the subsidiary entities as a matter of Mexican Law (Note 1). Accordingly, the figures reported in this note include the labor liabilities of the business segments (see Note 6).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following table shows the amounts associated with PEMEX’s labor obligations:

	December 31,
	2025		2024
Liability for defined benefits at retirement and post-employment at the end of the year	Ps.	1,457,536,764	Ps.	1,220,486,347
Liability for other long-term benefits	12,522,799		12,103,548
Total liability for defined benefits recognized in the consolidated statement of financial position at the end of the year	Ps.	1,470,059,563	Ps.	1,232,589,895
The amount reflected in Employee Benefit at the end of the year includes both the defined benefit plan (DB) and the defined contribution plan (DC). As for the defined contribution scheme, the Assets (liabilities) recognized in the balance sheet (DC-guarantee) went from Ps. 6,646,477 in 2024 to Ps. 6,697,432 in 2025. The expense in the statement of comprehensive income (net cost for the period, DC-guarantee) was Ps.1,310,945 and Ps. 1,188,784 as of December 2024 and 2025, respectively.
The following tables contain detailed information regarding PEMEX’s retirement and post-employment benefits:

	December 31,
Changes in the liability for defined benefits	2025		2024
Liability for defined benefits at the beginning of the year	Ps.	1,220,486,347	Ps.	1,360,042,062
Current Service cost	25,203,473		23,112,133
Net interest	132,307,251		123,384,081
Liquidation event loss	(34,854)		—
Defined benefits paid by the fund	(7,414,866)		(7,910,227)
Actuarial losses (gains) in other comprehensive results due to:
Change in financial assumptions (1)	184,295,367		(253,363,361)
Change in demographic assumptions (1)	3,949,508		15,407,718
For experience during the year (1)	(13,045,339)		42,539,216
Assets of the plan during the year (1)	(361,843)		451,875
Contributions paid to the fund	(87,848,280)		(83,177,150)
Defined benefit liabilities at end of year	Ps.	1,457,536,764	Ps.	1,220,486,347
(1)The amount of actuarial losses corresponding to retirement and post-employment benefits recognized in other comprehensive income net for Ps.(173,640,083) generated in the period from January to December 2025 correspond to the decrease in the discount rate from 11.28% in 2024 to 9.95% in 2025 as well as the changes in obligations for movements in the population, age, seniority, salary, pensions and benefits. In 2024, as a result of the review of actuarial assumptions, the assumptions related to family composition and the type of pension arising from the death of retirees, salary increases and promotions, as well as the probability of retirement of active personnel, were updated. The impact of these changes was considered in the final figures.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	December 31,
Changes in pension plan assets	2025		2024
Plan assets at the beginning of year	Ps.	2,193,747	Ps.	2,176,432
Return on plan assets	58,009		194,602
Payments by the pension fund	(85,713,034)		(82,848,765)
Company contributions to the fund	87,848,280		83,177,150
Actuarial (gains) losses in plan assets	361,843		(451,875)
Adjustment to the Defined Contribution Plan (1)	1,508		(53,797)
Pension plan assets at the end of year	Ps.	4,750,353	Ps.	2,193,747
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
Derived from the Federal Government Contribution due to the Modification of the Pension Plan of PEMEX, from January to December, 2025, PEMEX contributed Ps. 17,398,280 in interest.

From January 1 to December 31, 2025, interest generated by the total of Government Bonds amounted Ps. 1,759,219 of which Petróleos Mexicanos received the payment of Ps. 1,819,299 (see Note 14).

Expected payments for fiscal year 2025 are Ps. 98,510,148.
As of December 31, 2025 and 2024, the amounts and types of plan assets are as follows:

	December 31,
Plan Assets	2025		2024
Cash and cash equivalents	Ps.	2,506,395	Ps.	113,020
Debt instruments	2,243,958		2,080,727
Total plan assets	Ps.	4,750,353	Ps.	2,193,747

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	December 31,
Changes in Defined Benefit Obligations (DBO)	2025		2024
Defined benefit obligations at the beginning of the year	Ps.	1,222,680,092	Ps.	1,362,164,696
Service costs	12,244,394		15,122,465
Financing costs	132,434,039		123,578,683
Past service costs	12,890,300		7,989,668
Payments by the fund	(93,127,900)		(90,758,993)
Amount of actuarial (losses) gains recognized in other comprehensive results due to:
Change in financial assumptions (1)	184,295,367		(253,363,361)
Change in demographic assumptions (2)	3,949,508		15,407,718
For experience during the year (3)	(13,045,339)		42,539,216
Reductions	(33,344)		—
Defined benefit obligations at the end of year	Ps.	1,462,287,117	Ps.	1,222,680,092
(1)The variations in financial assumptions are due to the decrease in the discount rate from 11.28% in 2024 to 9.95% in 2025.
(2)The main factor that influenced the actuarial loss due to changes in demographic assumptions in 2025 was primarily the update of the mortality table for retirees. In 2024, derived from the review of the actuarial assumptions, the assumptions of family composition and type of pension derived from the death of retirees, the salary increase and promotions, as well as the probability of retirement of active personnel were updated, the impact of which was considered in the final figures.
(3)Changes in assumptions for experience depend on factors that may not remain constant year to year, including changes in population that differ from expectations. The factors that influenced results for 2025 were an increase in salaries, departures and inflows of personnel.

The effects on the Defined Benefits Liability upon retirement and post-employment at the end of the period are:
•The effect of an increase or decrease of one percentage point in the discount rate is (9.74)% and 11.78%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the inflation rate is 7.49% and (6.51)%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the wage is 1.01% and (0.91)%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in medical services is 2.17% and (1.75)%, respectively, in defined benefit obligations.
The effects previously mentioned were determined using the projected unit credit method which was the same method used in the prior valuation.
Assumptions regarding future mortality are based on EMSSA2009 to Unique Circular of the Comisión Nacional de Seguros y Fianzas (National Commission of Insurance and Bonds) and include improvements. For the December valuation, the mortality table for retired personnel was updated using an actuarial proposal based PEMEX’s experience . The mortality table for the incapacitated personnel is the EMSSInc-IMSS2012 and for the disabled personnel the EMSSInv-IMSS2012.
PEMEX’s plan assets is held in the FOLAPE trusts, which are managed by BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts. As of December 31, 2025, FOLAPE has a balance of Ps. 2,450,419, while the remaining Ps. 2,299,934 belong to affiliate companies that are in charge of managing their own funds.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables present additional fair value disclosure about plan assets and indicate their rank, in accordance with IFRS 13, as of December 31, 2025 and 2024:

	Fair value measurements as of December 31, 2025
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Cash and cash equivalents	Ps.	2,506,395	Ps.	—	Ps.	—	Ps.	2,506,395
Debt instruments	2,243,958		—		—		2,243,958
Total	Ps.	4,750,353	Ps.	—	Ps.	—	Ps.	4,750,353

	Fair value measurements as of December 31, 2024
Plan assets	Quoted prices in active markets for identical assets (level 1)		Significant observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Cash and cash equivalents	Ps.	113,020	Ps.	—	Ps.	—	Ps.	113,020
Debt instruments	2,080,727		—		—		2,080,727
Total	Ps.	2,193,747	Ps.	—	Ps.	—	Ps.	2,193,747
As of December 31, 2025 and 2024, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2025	2024
Rate of increase in salaries	5.20%	5.20%
Rate of increase in pensions	4.00%	4.00%
Rate of increase in post-mortem pensions	0.00%	0.00%
Rate of increase in medical services	7.65%	7.65%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate (1)	9.95%	11.28%
Average length of obligation (years)	11.40	10.91
(1)In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds, based on the Fixed Rate bonds of the Federal Government (“Bonos M”) and the “Cetes”, as well as the flow of expected payments to cover the contingent obligations. As a consequence of the change in the yields of the financial instruments mentioned above at the end of the year, the discount rate decreased compared to the end of 2024.
Other long-term benefits
PEMEX has established other long-term benefit plans for their employees, to which employees do not contribute, which correspond to the seniority premiums payable for disability, death and survivor benefits (payable to the widow and beneficiaries of worker), medical service, gas and basic basket for beneficiaries. Benefits under these plans are based on an employee’s salary and years of service completed at separation date. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The amounts recognized for other long-term obligations are as follows:

	December 31,
Change in the liability for defined benefits	2025		2024
Liabilities for defined benefits at the beginning of year	Ps.	12,103,548	Ps.	12,417,151
Charge to income for the year	2,605,582		2,853,364
Actuarial losses (gains) recognized in income due to:
Change in financial assumptions	1,670,146		(3,008,011)
Change in demographic assumptions	(83,489)		1,536,223
For experience during the year	(3,772,988)		(1,695,179)
Liabilities for defined benefits at the end of year	Ps.	12,522,799	Ps.	12,103,548
The expected long-term benefit payments for 2025 amount to Ps. 484,258.
The principal actuarial assumptions used in determining the defined benefit obligation for the plans are:
•The effect of an increase or decrease of one percentage point in the discount rate is (11.38)% and 14.37%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the inflation is 0.00% and 0.00%, respectively, in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in the wage is 3.38% and (3.08)%, respectively in defined benefit obligations.
•The effect of an increase or decrease of one percentage point in medical services is 6.34% and (4.66)%, respectively, in defined benefit obligations.
The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,
	2025	2024
Rate of increase in salaries	5.20%	5.20%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate (1)	9.95%	11.28%
Average length of obligation (years)	11.40	10.91
(1)In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds denominated in pesos (Cetes and M bonds), as well as the flow of payments expected to cover contingent obligations. As a result of the profits in financial instruments at the end of 2025, the discount rate decreased as compared to 2024.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 20.    PROVISIONS FOR SUNDRY CREDITORS
At December 31, 2025, 2024 and 2023, the provisions for sundry creditors and others are as follows:

	2025		2024	2023
Provision for plugging of wells (Note 12)	Ps.	126,608,358	115,514,750	61,117,106
Provision for trails in process (Note 27)	13,424,603		13,186,811	12,436,092
Provision for environmental costs	12,783,721		9,134,000	9,757,356
	Ps.	152,816,682	137,835,561	83,310,554
The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells
	2025		2024	2023
Balance at the beginning of the year	Ps.	115,514,750	61,117,106	66,699,388
Increase (decrease) capitalized in fixed assets	17,374,573		34,738,841	(920,616)
Unwinding of discount against income	7,816,800		9,126,600	4,638,600
Unrealized foreign exchange loss (gains)	(13,109,300)		12,013,300	(8,475,320)
Amount used	(988,465)		(1,481,097)	(824,946)
Balance at the end of the year	Ps.	126,608,358	115,514,750	61,117,106

	Trials in progress
	2025		2024	2023
Balance at the beginning of the year	Ps.	13,186,811	12,436,092	10,533,137
Additions against expenses	18,482,359		6,680,867	6,684,626
Provision cancellation	(17,939,697)		(6,115,426)	(4,901,474)
Amount used	(304,870)		185,278	119,803
Balance at the end of the year	Ps.	13,424,603	13,186,811	12,436,092

	Environmental costs
	2025		2024	2023
Balance at the beginning of the year	Ps.	9,134,000	9,757,356	11,914,160
Additions against expenses	4,592,195		1,654,921	487,036
Cancellation against expenses	(804,115)		(2,128,943)	(2,613,047)
Amount used	(138,359)		(149,334)	(30,793)
Balance at the end of the year	Ps.	12,783,721	9,134,000	9,757,356
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
As of December 31, 2025, 2024 and 2023, the provision increased due to effects from updates in the reserve limits, adjustments to the discount rate and applications to the reserve. This includes the effect of the discount rate over time of Ps. 7,816,800, Ps. 9,126,600 and Ps. 4,638,600 for 2025, 2024 and 2023, respectively. The discount rate ranges used during 2025, 2024 and 2023 were from 6.720% to 8.210%, 9.090% to 10.390% and 9.510% to 10.050% for U.S. dollar denominated assets, respectively.
Moreover, the time of plugging depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas. Well plugging of works will be carried out as follows:

Year	Amount
2026	Ps.	613,082
2027	232,915
2028	2,697,143
2029	1,459,736
2030	4,102,872
More than five years	117,502,610
Total	Ps.	126,608,358
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
NOTE 21.    INCOME TAXES AND DUTIES

As of December 31, 2025 and 2024, income taxes and duties payable are as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2025		2024
Income taxes and duties:
Profit-sharing Duty	Ps.	—	15,509,745
Income tax	11,589,464		9,510,254
Total income taxes and duties	11,589,464		25,019,999
Other taxes and duties:
Special Tax on Production and Services	59,541,921		46,259,130
Hydrocarbons Extraction Duty	—		4,668,734
Exploration Hydrocarbons Duty	—		301,850
Exploration and Extraction Hydrocarbons Duty	536,990		492,371
Welfare Oil Duty	14,859,195		—
Withheld taxes	8,088,150		8,115,002
Import taxes and duties	5,827		5,827
Other contributions payable	803,419		1,078,476
Total other taxes and duties	83,835,502		60,921,390
Total	Ps.	95,424,966	85,941,389

The Ley de Ingresos sobre Hidrocarburos (“Hydrocarbons Revenue Law”) was published in the Official Gazette of the Federation on August 11, 2014, and came into effect, on January 1, 2015. The Hydrocarbons Revenue Law sets forth the fiscal regime for Petróleos Mexicanos applicable to the assignments and the contracts that were established on such date. Likewise, every year the Federal Revenue Law is published in the Official Gazette of the Federation and includes specific regulations for Petróleos Mexicanos and the former Subsidiary Entities.

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

Pursuant to the Energy Reform Decree, Petróleos Mexicanos is no longer subject to income tax as of November 1, 2024 (and, prior to their dissolution, the former subsidiary entities were also exempt)..

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

Tax regime applicable to Assignments

A. Derecho Petrolero para el Bienestar (Welfare Oil Duty) (Effective as of January 1, 2025).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

This duty is determined by applying, to the value of the hydrocarbons extracted during the relevant fiscal year including self-consumption, as well as losses resulting from spills or flaring of such products without any deductions, a general rate of 30.00% for crude oil and fuel production, and 11.63% for non-associated gas and condensates.

For fiscal year 2025, a total Welfare Oil Duty liability of Ps. 194,573,038 was incurred, which was fully credited against monthly provisional payments in the amount of Ps. 194,574,269.
B.    Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Exploration and Extraction Hydrocarbons Duty).
The assignments granted by the Mexican Government create a tax on the exploration and extraction activities carried out in the corresponding area. The monthly tax paid during the exploration phase and until the extraction phase begins is Ps.2,374.84 pesos per square kilometer. During the extraction phase of a project, a monthly tax of Ps.9,499.53 pesos per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.
During 2025 and 2024, the incurred tax was Ps. 6,101,878 and Ps. 5,660,511 respectively, which are included in the cost of sales line item.
Tax Regime applicable to contracts:

The fiscal regime applicable to exploration and extraction contracts (contratos) under Title III of the Hydrocarbons Revenue Law, as amended on March 18, 2025, was not affected by this consolidation and remains in effect. Accordingly, the duties and payments described below continue to apply to contracts held by Petróleos Mexicanos.

As of January 1, 2015, the tax regime applicable to Petróleos Mexicanos for contracts is set forth in the Hydrocarbons Revenue Law which regulates, among other things, the fiscal terms applicable to the exploration and extraction contracts (license, profit sharing contracts, production sharing and services) and sets duties and other taxes paid to the Mexican Government.
The Hydrocarbons Revenue Law also establishes the following duties applicable to PEMEX in connection with assignments granted to it by the Mexican Government:
•Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee)
During the exploration phase of an exploration and extraction contract, the Mexican Government is entitled to collect a monthly payment of 1,820.72 pesos per square kilometer of non-producing areas. After 60 months, this fee increases to 4,353.94 pesos per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the national consumer price index.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
•Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax)
Contracts for exploration and extraction granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. The monthly tax paid during the exploration phase and until the extraction phase begins is 2,374.84 pesos per square kilometer. During the extraction phase of a project, a monthly tax of 9,499.53 pesos per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated. During 2025 and 2024 the incurred tax amounted to Ps. 237,153 and Ps. 226,854, respectively.

Tax regime applicable to Assignments (Effective until December 31, 2024)

The tax regime applicable to the exploration and production for the assignments granted to PEMEX by the Mexican Government includes the following taxes and duties:
A.    Derecho por la Utilidad Compartida “DUC” (Profit-sharing Duty).
As of January 1, 2015, Pemex Exploration and Production was obligated to pay a Profit-sharing Duty.
During 2024, the applicable rate of this duty was 30%. The computation of this duty is based on the excess of the value of hydrocarbons produced during the fiscal year (including self-consumption, shrinkage and burning), minus certain permitted deductions by the Hydrocarbons Revenue Law, including part of the investments and some costs, expenses and duties.
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
Duties and income tax paid as of 2024 and 2023 were Ps.109,402,970 and Ps.234,982,338, respectively.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The accounting result differs from the tax result mainly due to differences in depreciation, non-deductible expenses and others. Such differences generate a deferred DUC.
Total DUC and other as of 2024 and 2023 are integrated as follows:

	2024		2023
DUC	Ps.	124,910,249	Ps.	207,212,856
Deferred DUC expense	2,588,760		6,863,068
Total DUC	Ps.	127,499,009	Ps.	214,075,924

The principal factors generating the deferred DUC are the following:

	2024		2023
Deferred DUC asset:
Tax credits	Ps.	—	512,640,627
Deferred Profit-sharing duty liability:
Wells, pipelines, properties, plant and equipment	—		(195,705,735)
Deferred DUC asset net	—		316,934,892
Unrecognized Deferred DUC	—		(314,346,132)
Net, deferred DUC asset	Ps.	—	2,588,760

Deferred DUC not recognized in 2023 amount to Ps. 314,346,132, and resulted from costs, expenses and capital expenditures that will not be recoverable, mainly for on-shore and in Chicontepec deep and shallow waters.

As a result of the changes to Petróleos Mexicanos implemented through the Energy Reform Decree on October 31, 2024 and the amendments introduced by the 2025 Federal Revenue Law, the calculation, recording, recognition and disclosure of the deferred DUC was suspended for balances of assets (liabilities) presentation for deferred profit-sharing duty by Assignments.
The remaining costs, expenses and capital expenditures beginning January 1, 2015 can be balanced to the immediate following years, without them expiring.
The expected expense for DUC in 2024 and 2023 was different from that which would result from applying the 40% rate to the tax base, respectively, as a result of the line items mentioned in the tables below.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	2024		2023
Expected expense:	Ps.	4,871,813	Ps.	98,990,391
Increase (decrease) resulting from:
Expected benefit contract	(1,811,137)		(2,578,264)
Non-cumulative profit (1)	(464,460,841)		(627,269,522)
Non-deductible expenses (1)	461,400,165		530,857,395
Production value	245,764,971		360,388,580
Deductible duties	(18,318,819)		(26,159,947)
DUC tax credit (2)	(63,122,712)		(73,507,538)
Deferred DUC expense (benefit)	2,588,760		6,863,068
Deductions cap	(39,413,191)		(53,508,239)
DUC-Profit-sharing duty expense	Ps.	127,499,009	Ps.	214,075,924
(1)Fluctuations changes are included which have no effect on the determination of the DUC.
(2)Corresponds to the tax credit granted by the Mexican Government on February 13, 2024.
B.    Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty).
For the determination of the rates applicable to the calculation of this duty, SHCP considered the effects of variations in the U.S. producer price index, or another alternative index, when it determines the rate to be published in the Official Gazette of the Federation. This duty was calculated using a rate based on a formula applicable to each type of hydrocarbon (crude oil, associated natural gas, non-associated natural gas and condensates), the volume of production and utilizing the relevant market price for hydrocarbons in U.S. Dollars.
During 2024, Pemex Exploration and Production incurred a Ps.61,062,729 balance with the corresponding hydrocarbon extraction duty for the months of January, June and July 2024 in the amount of Ps.15,782,932 and the difference of Ps.45,279,797 was included in the cost of sales line item.

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
During 2024, Pemex Exploration and Production incurred Ps. 2,437,425 and which are included in the cost of sales line item.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Other applicable taxes
The Subsidiary Companies are subject to the Income Tax Law and the Value Added Tax Law. Petróleos Mexicanos is also subject to the Special Tax on Production and Services (IEPS Tax).
Indirect taxes are as listed below:
A.    IEPS Tax
IEPS Sobre la Venta de los Combustibles Automotrices (IEPS Tax on the Sale of Automotive Fuels): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel. Petróleos Mexicanos collects the fee on behalf of the Mexican Government. The applicable fees for 2025 are Ps.6.46 per liter of gasoline with an octane rating lower than 91; Ps. 5.45 per liter of gasoline with an octane rating greater than or equal to 91 and Ps.7.09 per liter of diesel. The amount of the fee will depend on the class of fuel. The fee is fixed yearly and adjusted on a weekly basis by the SHCP. The fees apply to sales in Mexico and imports.
IEPS Beneficio de Entidades Federativas, Municipios y Demarcaciones Territoriales (IEPS Tax in Favor of States, Municipalities and Territories): This tax is a fee on domestic sales of automotive fuels, gasoline and diesel. PEMEX collects the fee on behalf of the Mexican Government. The applicable fees for 2025 are 56.98 cents per liter of gasoline with an octane rating of less than 91, 69.53 cents per liter of gasoline with an octane rating greater than or equal to 91 and 47.29 cents per liter of diesel. These fees change yearly in accordance with inflation. Funds gathered by this fee are allocated to Mexican states and municipalities as provided for in the Ley de Coordinación Fiscal (Tax Coordination Law). The fees only apply to sales in Mexico and are not subject to VAT.
IEPS a los Combustibles Fósiles (IEPS Tax on Fossil Fuels): This tax is a fee on domestic sales of fossil fuels. PEMEX collects the fee on behalf of the Mexican Government. The applicable fees for 2025 are 9.76 cents per liter of propane, 12.62 cents per liter of butane, 17.11 cents per liter of gasoline and aviation fuel, 20.44 cents per liter of jet fuel and other kerosene, 20.76 cents per liter of diesel, 22.16 cents per liter of fuel oil, Ps. 25.72 per ton of petroleum coke, Ps. 60.29 per ton of coal coke, Ps. 45.4 per ton of mineral carbon and Ps. 65.63 per ton of carbon from other fossil fuels. These fees change yearly in accordance with inflation and apply to imports to Mexico.
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
Petróleos Mexicanos and its former Subsidiary Entities apply this tax benefit to the operations they carry out within the municipalities of the States included in the Decree.
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

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
Income tax is described below:
C.    Income Tax
Pursuant to the Energy Reform Decree, approved by Congress on October 17, 2024 and published on October 31, 2024, and as further reflected in the 2025 Federal Revenue Law, Petróleos Mexicanos is no longer subject to income tax as of November 1, 2024 (and, prior to their dissolution, the former subsidiary entities were also exempt).

The Energy Reform Decree, which took effect on November 1, 2024, transformed the legal regime, of Petróleos Mexicanos and required the Mexican Congress to adopt implementing legislation within 180 calendar days. The Secondary Legislation was approved by Congress on March 12, 2025, signed into law by the President, and published in the Official Gazette of the Federation on March 18, 2025.

All of our subsidiary companies are subject to the Income Tax Law, which is calculated by applying a rate of 30% to the tax result. The tax result is determined as follows: taxable income is obtained by reducing the total accrued income earned during the fiscal year by the authorized deductions provided in Title II. The tax losses from prior years pending application shall, where applicable, be applied against the taxable income for the year.

Accounting result differs from taxable income primarily due to the effects of inflation and differences between depreciation and other non-deductible expenses.
For the years ended 2025 and 2024, Petróleos Mexicanos and its Subsidiary Companies incurred the following income tax expense (benefit):

	2025		2024
Current income tax	Ps.	2,199,983	Ps.	1,944,247
Deferred income tax	(1,484,227)		160,837,942
Total expense income tax, net	Ps.	715,756	Ps.	162,782,189

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The principal factors generating the deferred income tax are the following:

	2024		Recognized in profit and loss	Recognized in OCI	2025
Deferred income tax asset:
Provisions	Ps.	2,133,077	392,727	—	2,525,804
Employee benefits provision	27,006		6,884	—	33,890
Advance payments from clients	98,856		(8,842)	—	90,014
Accrued liabilities	3,959,203		(506,996)	—	3,452,207
Non-recoverable accounts receivable	43,159		23,996	—	67,155
Wells, pipelines, properties and equipment	204,696		(39,525)	—	165,171
Tax loss carry-forwards (1)	567,532		562,639	—	1,130,171
Total deferred income tax asset	7,033,529		430,883	—	7,464,412
Deferred income tax liability:
Wells, pipelines, properties, plant and equipment	(2,010,594)		107,176	—	(1,903,418)
Other	(3,125,830)		946,168	—	(2,179,662)
Total deferred income tax liability	(5,136,424)		1,053,344	—	(4,083,080)
Net long-term deferred income tax asset	Ps.	1,897,105	1,484,227	—	3,381,332

	2023		Recognized in profit and loss	Recognized in OCI	2024
Deferred income tax asset:
Provisions	Ps.	12,012,740	(9,879,663)	—	2,133,077
Employee benefits provision	61,608,363		(69,788,631)	8,207,274	27,006
Advance payments from clients	198,678		(99,822)	—	98,856
Accrued liabilities	10,269,810		(6,310,607)	—	3,959,203
Non-recoverable accounts receivable	45,513		(2,354)	—	43,159
Wells, pipelines, properties and equipment	7,818,360		(7,613,664)	—	204,696
Tax loss carry-forwards (1)	75,372,496		(74,804,964)	—	567,532
Total deferred income tax asset	167,325,960		(168,499,705)	8,207,274	7,033,529
Deferred income tax liability:
Wells, pipelines, properties, plant and equipment	(10,194,689)		8,184,095	—	(2,010,594)
Other	(2,603,498)		(522,332)	—	(3,125,830)
Total deferred income tax liability	(12,798,187)		7,661,763	—	(5,136,424)
Net long-term deferred income tax asset	Ps.	154,527,773	(160,837,942)	8,207,274	1,897,105
(1)Tax loss carryforwards expire in 2035.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

The deductible expense attributable to the profit from continuing operations before income taxes was different from that which would result from applying the 30% rate to profit, as a result of the items listed below:

	For the years ended December 31,
	2025		2024		2023
Expected income tax expense	Ps.	2,320,577	Ps.	18,265,470	Ps.	102,495,110
(Decrease) increase resulting from:
Tax effect of inflation-net	(805,362)		1,012,782		(27,144,892)
Fiscal updating of pipelines, properties and equipment	(16,719)		(208,767)		600,688
Deductible Duty	—		(37,473,075)		(62,163,857)
Unrecognized deferred tax change	—		(20,730,125)		(29,256,451)
Reversal of deferred income tax due to changes in tax legislation	—		158,307,139		—
Retirement benefits	—		—		8,727,606
Non-deductible expenses	1,439,196		13,930,645		12,284,337
Others-net	(2,221,936)		29,678,120		380,816
Income tax expense, net	Ps.	715,756	Ps.	162,782,189	Ps.	5,923,357
(1) Includes mainly impairment effect for 2022.
As of December 31, 2024, the deferred tax effect of actuarial gains and losses was presented in comprehensive loss in the amounts of Ps. 8,207,274.
NOTE 22.    EQUITY (DEFICIT)
A.    Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
For the year ended December 31, 2025, Petróleos Mexicanos received Ps. 395,313,191 in Certificates of Contribution “A” from the Mexican Government.
For the year ended December 31, 2024, Petróleos Mexicanos received Ps. 156,509,050 in Certificates of Contribution “A” from the Mexican Government.
PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2023	Ps.	1,196,207,416
Increase in Certificates of Contribution “A” during 2024	156,509,050
Certificates of Contribution “A” as of December 31, 2024	Ps.	1,352,716,466
Increase in Certificates of Contribution “A” during 2025	395,313,191
Certificates of Contribution “A” as of December 31, 2025	Ps.	1,748,029,657

Mexican Government contributions made in the form of Certificates of Contribution “A” during 2025 totaled Ps.395,313,191 and were designated for the strengthening of Petróleos Mexicanos’ financial position and for the
“Proyecto Aprovechamiento de Residuales” (Waste Utilization Project) in the Salina Cruz Refinery, as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Date	Strengthening of financial position
January 10,	Ps.	20,382,300
January 10,	1,803,442
February 7,	15,000,000
February 19,	23,532,337
March 19,	19,284,494
April 21,	7,930,143
May 2,	2,905,392
June 2,	3,700,830
July 1,	5,256,579
July 22,	10,511,768
August 11,	3,548,535
August 25 (1),	3,422,870
August 25 (1),	1,130,818
August 25 (1),	1,084,248
September 25,	145,783,855
September 25,	107,984,484
September 26(1),	1,862,240
September 26(1),	1,616,119
September 26(1),	3,360,425
October 27(1),	5,302,977
October 27(1),	121,037
November 27(1),	1,023,555
November 27(1),	2,220,543
November 27(2),	2,342,950
December 24,	2,995,311
December 24,	821,577
December 24,	384,362
Total	Ps.	395,313,191
(1) Includes financing to the Waste Utilization Project at the Miguel Hidalgo and Salina Cruz refineries.
(2) Includes capital contributions for PTI ID.
B.    Mexican Government contributions
During 2025 and 2024, there were no Mexican Government contributions apart from Certificates of Contribution “A”.
C.    Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
During 2025 and 2024, there were no changes to the legal reserve.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

D.    Accumulated other comprehensive income (loss)
As a result of the discount rate analysis related to employee benefits liability, for the periods ended December 31, 2025 and 2024 PEMEX recognized net actuarial (loss) and gains and in other comprehensive results, net of deferred income tax for Ps. (173,642,194) and Ps.203,171,826, respectively, which included net of deferred income tax for 2024 of Ps.8,207,274, related to retirement and post-employment benefits. The variation related to retirement and post-employment benefits was the result of a decrease in the discount and return on plan assets rates from 11.28% as of December 31, 2024 to 9.95% as of December 31, 2025.
E.    Accumulated deficit from prior years
PEMEX has recorded negative earnings in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.
F.    Uncertainty related to going concern
The consolidated financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, significant doubt about PEMEX’s ability to continue as a going concern exists due to (1) recurring net losses, (2) negative equity and (3) dependence on equity contributions from the Mexican Government, as described below.
Facts and conditions
(1) Recurring net losses

During 2025 and 2024, PEMEX recognized net losses of Ps. (81,665,432) and Ps. (780,587,954), respectively. The recurring net losses in recent years have directly impacted PEMEX’s consolidated financial position and constitute an indicator of uncertainty regarding its ability to generate sufficient resources to fund its operations and meet its financial obligations in the normal course of business. These losses are primarily attributable to PEMEX’s heavy fiscal burden resulting from hydrocarbon extraction duties, including the Welfare Oil Duty effective as of January 1, 2025 (see Note 21), and the insufficiency of operating cash flows to fully fund both operations and capital expenditure programs.

(2) Negative equity

As of December 31, 2025 and 2024, PEMEX has a negative equity of Ps. (1,905,806,170), and Ps. (1,983,775,736), respectively. The negative equity position is a cumulative result of the recurring net losses described above. As of December 31, 2025 and 2024, PEMEX also has negative working capital of Ps. 530,541,020 and Ps. 767,968,661, respectively, and short-term debt principal maturities (including interest payable) of Ps. 345,227,971 as of December 31, 2025. These conditions represent additional factors of uncertainty regarding PEMEX’s ability to continue as a going concern.

(3) Dependence on equity contributions from the Mexican Government

PEMEX’s operational continuity and timely compliance with its financial obligations depend on the recurrence of equity contributions from the Mexican Government. During 2025, PEMEX received equity contributions of Ps. 395,313,191 from the Mexican Government, exceeding the initial expected contributions of Ps. 136,120,300 due to additional support for PEMEX’s liability management strategy. PEMEX has substantial debt, incurred mainly to finance capital investment projects and operating expenses, and in the absence of continued Mexican Government support, PEMEX would be unable to meet its financial obligations as they become due.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2026 authorized PEMEX to have a financial balance budget of Ps. 263,476,300, and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps. 261,585,290 and other financing activities that do not represent net public debt. These targets are determined considering premises such as the exchange rate and the international price of the Mexican crude oil, and in case of significant fluctuations, the results could impact the goals determined in the budget. This financial balance does not consider the payment of principal during 2026, which PEMEX expects to cover with equity contributions from the Mexican Government.
Other relevant factors
In 2025, certain ratings agencies upgraded PEMEX’s credit rating, mainly driven by PEMEX’s operating performance, liquidity and the Mexican Government’s ability and willingness to provide PEMEX with additional liquidity, as well as fluctuations in crude oil prices and the Mexican Government’s sovereign debt rating. These factors may influence PEMEX’s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2026. These conditions have impacted PEMEX’s financial performance.
During 2025, certain credit agencies upgraded the credit ratings of PEMEX. On August 1, 2025, Fitch Ratings upgraded PEMEX’s long-term local and foreign currency issuer default to “BB” from “B+”, removed its Rating Watch Positive and upgraded the rating of its senior unsecured notes outstanding to “BB” from “B+”/”RR4” with a stable outlook. Notwithstanding credit rating upgrades, the rating agencies continue to express certain concerns regarding PEMEX’s operating performance and liquidity position.

Beginning in the second half of 2025, PEMEX implemented a comprehensive liability management strategy which resulted in an approximately 23% reduction in the consolidated financial debt compared to the levels reported as of December 31, 2024. This decrease was primarily attributable to equity contributions from the Mexican Government, other liability management transactions, and prepayments of outstanding indebtedness. Despite these efforts, PEMEX still retains a significant level of financial debt.
As part of its liquidity management strategy, PEMEX implemented a supplier payment program through amended agreements designed to extend payment terms with suppliers and contractors, with the objective of settling balances incurred in 2025 over a period of up to eight years, through quarterly payments of principal and interest. As of December 31, 2025, the restructured amount under this program totaled Ps. 193,033,065.
The combined effect of the above-mentioned events and conditions, in particular the recurring net losses, the negative equity and the dependence on equity contributions from the Mexican Government, indicates significant doubt about PEMEX’s ability to continue as a going concern.
Actions
PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022, was in effect for 2024 and 2025 and remains in effect through 2026. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Pursuant to the Energy Reform Decree, Petróleos Mexicanos is no longer subject to income tax as of November 1, 2024 (and, prior to their dissolution, the former subsidiary entities were also exempt).

Effective January 1, 2025, the Welfare Oil Duty came into effect, consolidating the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable into a single obligation, requiring only provisional and annual tax returns, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas.

As of December 31, 2025, PEMEX received equity contributions of Ps. 395,313,191 from the Mexican Government, exceeding the initial expected contributions of Ps.136,120,300 due to the additional support granted by the Mexican Government in connection with PEMEX’s liability management strategy. These contributions were used to strengthen PEMEX’s financial position. The Mexican Government’s Federal Budget for 2026 includes Ps.263,476,317, which will be received during 2026. As of April 15, 2026, PEMEX has received Ps.58,346,391 in capital contributions.

Additionally, during 2025, PEMEX executed liability management transactions aimed at extending debt maturities and reducing financing costs, in line with its financing strategy. PEMEX’s capacity to refinance its short-term debt depends on factors beyond its control.

In February 2026, PEMEX carried out a refinancing transaction and optimization of its debt maturity profile aimed to address short-term maturities, extending repayment terms, and improving financial conditions, as part of the initiatives implemented to strengthen its liquidity and capital structure.

The Revenue Law for 2026 also authorized PEMEX to incur a net additional indebtedness up to Ps.261,585,290 (Ps.160,619,600 and U.S.$5,342,100), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2026.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

On August 5, 2025, PEMEX presented its Plan Estratégico 2025–2035 (the “Strategic Plan”), grounded in the principles of energy sovereignty, security and sustainable development, that aims to restore and enhance its operational, financial and institutional conditions in line with Mexico’s national energy policy. The Strategic Plan is structured around an operational strategy, aimed at boosting production across hydrocarbons, petrochemicals and fertilizers while reducing greenhouse gas (GHG) emissions and reinforcing social responsibility; and a capitalization and financing strategy, aimed at strengthening PEMEX’s financial stability through capital structure optimization, debt reduction and restructuring, cost reduction and sustainable financing.

Petróleos Mexicanos is not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

PEMEX prepared its consolidated financial statements as of December 31, 2025 and 2024 on a going concern basis. There are conditions that have generated material uncertainty and significant doubt concerning PEMEX’s ability to continue as a going concern, in particular the recurring net losses, the negative working capital and negative equity, and the dependence on equity contributions from the Mexican Government to meet its financial obligations. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

G.    Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA; therefore, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2025, 2024 and 2023 non-controlling interest represented (losses) of Ps. (274,206), Ps. (274,387), and Ps. (116,639), respectively, in PEMEX’s equity (deficit).
NOTE 23.    COST AND EXPENSES BY NATURE
Cost and expenses by nature for each of the years ended December 31, 2025, 2024 and 2023, were as follows:

	2025		2024		2023
Purchases	Ps.	573,735,418	Ps.	688,570,471	Ps.	778,100,997
Depreciation of wells, pipelines, properties, plant and equipment, depreciation and impairment of rights of use and amortization of intangible assets	162,030,062		153,507,202		144,041,743
Net periodic cost of employee benefits	157,941,428		146,182,612		141,415,705
Other operation taxes and duties	150,746,351		132,291,723		64,825,368
Personnel services	137,674,241		130,603,791		121,408,213
Conservation and maintenance	104,170,295		104,695,080		79,917,049
Exploration and Extraction Hydrocarbons Duty and taxes	6,358,408		53,848,916		54,779,330
Unsuccessful wells	33,341,028		45,867,902		38,638,889
Raw materials and spare parts	37,664,885		36,997,308		28,019,686
Other operation costs and expenses	9,063,575		31,261,053		17,148,781
Auxiliary services with third-parties	34,864,785		25,250,935		25,991,393
Losses from fuels subtraction (1)	23,491,351		20,529,125		20,168,804
Impairment losses on trade receivables from customers	12,931,983		15,438,558		3,113,324
Delay expenses	7,319,467		13,971,561		11,633,803
General expenses with third-parties	6,946,007		10,057,702		8,146,640
Exploration expenses	15,010,504		9,725,954		12,284,957
Insurance	9,060,705		8,250,146		9,005,239
Freight	27,834,022		5,505,555		7,893,791
Integrated Contracts	3,663,600		3,442,939		2,925,163
Expenses for environmental provision	3,595,018		2,486,088		3,840,186
Fees	959,400		1,417,424		1,927,051
Inventory variations (2)	(34,189,752)		(1,714,190)		(8,643,559)
Total cost of sales and general expenses	Ps.	1,484,212,781	Ps.	1,638,187,855	Ps.	1,566,582,553
(1)In accordance with Resolution RES / 179/2017, issued by the CRE, losses from fuels subtraction are losses outside the scope of the contemplated operating costs as a result of various illicit actions, including the theft of and illicit market in fuels.
Until its dissolution on March 19, 2025, Pemex Logistics was responsible for distributing hydrocarbons through pipelines and for the received products, preserving their quality and delivering them from the point of reception to the user at the point of destination. As of March 19, 2025, these activities are carried out by Petróleos Mexicanos and reported within the Other Operating Subsidiary Companies segment (see Notes 1 and 6). The volume of missing hydrocarbons is determined through monthly calculations.
(2)The variation in inventories represents the difference between the balances as of the beginning and the end of the year, as well as variations in standard and real costs. During 2025, the variation was mainly due to variations in standard and real costs and the difference between the balances as of the beginning and the year.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 24.    OTHER REVENUES AND OTHER EXPENSES
Other revenues and expenses-net for each of the years ended December 31, 2025, 2024 and 2023, were as follows:
A.Other revenues

	2025		2024		2023
Claims recovery	Ps.	10,984,347	Ps.	5,063,709	Ps.	858,161
Other income (1)	8,622,720		5,634,718		4,313,625
Account debugging	4,758,690		—		51,693
Other income for services	1,957,812		1,893,345		2,574,801
Revenues from reinsurance premiums	1,744,664		516,993		153,497
Bidding terms, sanctions, penalties and other	1,227,633		1,837,819		1,915,375
Gain on sale of fixed assets	393,524		1,392,345		577,990
Franchise fees	306,434		483,081		430,633
Tax updates	270,036		1,716,589		4,744,762
Insurance and deposits	13,664		9,410		15,418
Total other revenues	Ps.	30,279,524	Ps.	18,548,009	Ps.	15,635,955
(1)As of December 31, 2025 includes mainly cancellation of trials in process provision.
B. Other expenses

	2025		2024		2023
Loss from derecognition of disposal of assets (1)	Ps.	(16,996,911)	Ps.	(1,129,350)	Ps.	(7,656,437)
Other expenses	(9,421,635)		(4,164,216)		(4,084,664)
Claims	(3,042,805)		(1,979,309)		(1,870,308)
Fines	(2,848,889)		(8,272,477)		(3,630,727)
Total other expenses	Ps.	(32,310,240)	Ps.	(15,545,352)	Ps.	(17,242,136)
(1)Includes mainly fixed assets from Exploration and Extraction without future development plans.
NOTE 25.    RELATED PARTIES
The balances and transactions with related parties are mainly due to: (i) the sale and purchase of products, (ii) the billing of administrative services, and (iii) financial loans between related parties.
Directors and employees of Petróleos Mexicanos are subject to regulations related to conflict of interest such as the Petróleos Mexicanos Law, Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials) and the Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus Empresas Productivas Subsidiarias y, en su caso, Empresas Filiales (Anticorruption Policies and Guidelines for Petróleos Mexicanos, its Subsidiary Productive Companies and, where applicable, Subsidiary Companies). Under these provisions, PEMEX’s directors and employees are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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

Main operations identified by PEMEX with this kind of directors and officers are as follows:

Ms. Emilia Esther Calleja Alor, Chief Executive Officer of CFE, was appointed member of the Board of Directors of Petróleos Mexicanos in accordance with the Article 18 Fraction V of the Ley de la Empresa Pública del Estado, Petróleos Mexicanos. CFE has executed several purchase agreements with PEMEX (in the Industrial Processes and Energy Transformation segments, which formerly constituted our Subsidiary Productive Company, Pemex Industrial Transformation). During 2025, CFE acquired the following products:

Product	2025
Heavy fuel oil	Ps.	16,543,048
Industrial diesel	12,602,898
Other	995,677
Fuel oil	315,340
Natural Gas	693,493
Freights	630
Total	Ps.	31,151,086

As of December 31, 2025, CFE owed PEMEX a total amount of Ps. 8,024,360. Invoices are payable between 16 and 60 days.
A.    Compensation of Directors and Officers
For the years ended December 31, 2025, 2024 and 2023, short-term benefits of executive officers of Petróleos Mexicanos paid or accrued in that year for services in all capacities was approximately Ps. 39,583, Ps. 39,583 and Ps. 38,060, respectively. Retirement post-employment and long-term employee benefits are granted as follows:

	As of December 31,
	2025		2024	2023
Retirement	Ps.	6,042	7,423	6,493
Post-employment	121		325	329
Long-term	1,832		1,711	1,594
	Ps.	7,995	9,459	8,416
Except in the case of the independent members, members of the Boards of Directors of Petróleos Mexicanos do not receive compensation for their services.
The compensation paid or accrued during 2025, 2024 and 2023, to the independent members of the Board of Directors of Petróleos Mexicanos was approximately Ps. 4,405, Ps. 8,213 and Ps. 8,213, respectively.
B.    Compensation and benefits
As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers’ Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Empresas Productivas Subsidiarias (Employment Regulation of White-Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively.
The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2025 and 2024 was Ps. 930 and Ps. 1,056, respectively. The amount of salary advances outstanding to executive officers at March 31, 2026 was Ps. 139.
NOTE 26.    COMMITMENTS
A.PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).
B.PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2030. As of December 31, 2025 and 2024, the value of the nitrogen to be supplied during the term of the contract was approximately U.S.$530,968 and U.S.$657,891, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right or the obligation to acquire the vendor’s nitrogen plant under the terms of the contract.
Estimated future payments under this contract for upcoming fiscal years are as follows:

Year	Payment
2026	268,808
2027	157,314
2028	45,999
2029	39,715
2030	19,132
Total	U.S.$	530,968
C.As of December 31, 2025 and 2024, the estimated value of the commitments that PEMEX has entered into with several contractors for the development of various infrastructure and services works was as follows:

Maturity	2025		2024
Up to 1 year	Ps.	11,081,914	Ps.	26,894,474
1 to 3 years	25,038,616		28,447,421
4 to 5 years	13,049,526		17,469,459
More than 5 years	—		576,348
Total	Ps.	49,170,056	Ps.	73,387,702

NOTE 27.    CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

since an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2025 and 2024, PEMEX had accrued a reserve of Ps. 13,424,603 and Ps. 13,186,811, respectively, for these contingent liabilities.
Following the dissolution of the subsidiary entities on March 19, 2025 (see Note 1), Petróleos Mexicanos assumed, as successor, the position of party in all legal proceedings in which the subsidiary entities were named as plaintiff or defendant. References to Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics in the descriptions below reflect the original parties to the relevant proceedings.
As of December 31, 2025, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Sección de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, in compliance with the amparo ruling, the Third Administrative Joint Court declared the challenged resolution null and void, determined that termination of the contract due to causes attributable to the defendant authority was not warranted, denied the economic relief requested by the plaintiffs, and upheld the validity of the resolution challenged in the related proceeding. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022, a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. On April 18, 2024, a resolution was issued by the Third Administrative Joint Court of the First Circuit modifying the appealed judgment, granting the Amparo to EMS Energy Services de México, S. de R.L. de C.V. On July 10, 2024, the Superior Court ordered Pemex Exploration and Production to (i) pay U.S.$27,244 plus Value Tax Added (VTA); (ii) pay damages; (iii) refund the penalties applied for an amount of U.S.$4,143 plus VTA; (iv) refund the standby letter of credit for U.S.$13,975 and (v) payment of financial expenses. On August 27, 2024, the tax review was filed. An Amparo was filed directly against the compliance with the judgment issued on July 10, 2024, and was admitted under the case D.A. 497/2024, by the Third Administrative Joint Court of the First Circuit. As of the date of these consolidated financial statements, a final resolution is still pending.

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 1, 2022, Pemex Exploration and Production filed a response to this claim,

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the First Section of the Superior Court denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 3, 2022, it was agreed that the plaintiff would be heard, making various statements in relation to the defense of the claim. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018 (through which the prior resolution dated April 3, 2018, was partially revoked, leaving without effect the warning contained therein regarding the submission of the administrative file) and such resolution was upheld.. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court acknowledged that both parties had exercised their right to submit closing arguments, declared the close of the evidentiary stage of the proceeding, and ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent by certified mail the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the Superior Court published a resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary file offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the Superior Court was notified in the jurisdictional gazette. On June 14, 2024, the Superior Court issued a resolution, (574/22-18-01-8/1549/23-PL-09-04), designating the delegates by Micro Smart Systems de México S. de R.L. de C.V. On September 9, 2024, the trial was suspended until a determination of compliance with the resolution of the First Section of the Superior Chamber issued within the trial 752/17-18-01-7/1625/19-S1-05-04 becomes final. On February 17, 2025, the Eighth District Court in Administrative Matters of the First Circuit denied the amparo filed by Micro Smart Systems de México S. de R.L. de C.V. (case 1560/2024-VIII) against a September 10, 2024 resolution of the First Section of the Superior Chamber of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa). In that resolution, the TFJA had found that its prior judgment was complied with because the contested settlement was annulled and replaced with a new one reflecting the effects ordered in the nullity judgment. On March 11, 2025, within amparo proceeding 1560/2025-VIII before the Eighth District Court for Administrative Matters of the First Circuit, Micro Smart Systems filed a review appeal, which was acknowledged by court order. On April 3, 2025, the First Section of the Superior Chamber of the Federal Court of Administrative Justice decided to wait for the outcome of the amparo case, related to the September 10, 2024, judgment challenged in amparo proceeding 1560/2024-VIII, before lifting a suspension issued on September 4, 2024, and before issuing its final ruling. On April 21, 2025, the Twenty-Fourth Administrative Joint Court of the First Circuit admitted an ancillary appeal for review filed by Pemex Exploration and Production. On June 25, 2025, through a resolution issued within the amparo review proceeding R.A. 519/2025, the Third Joint Administrative Court of the First Circuit determined, due to court assignment and considering that it had previously taken cognizance of the amparo review R.A. 153/2023 — which derived from the nullity trial 752/17-18-01-7/1625/19-S1-05-04 — to assume jurisdiction over the matter. As of the date of these consolidated financial statements, the final resolution of this process is pending.

•Constructora Norberto Odebrecht, S.A de C.V. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S.$113,582 and Ps.14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third accounting expert was appointed, who did not ratify his position; therefore, a resolution dated October 2, 2023 was issued requesting the Expert Unit to appoint another expert. On February 2, 2024, the independent accounting expert accepted his assignment and was awarded 15 days to render his report. On March 19, 2024, the Superior Court decided to exercise its power of attraction. On May 2, 2024, the Superior Court issued a resolution requesting the Expert Unit to appoint another expert, since the previously appointed expert did not ratify the report. On August 2, 2024, a resolution was issued, granting the independent expert a term to render the report and ratify it. On February 28, 2025, the investigation was declared concluded, and the records were sent to the Pleno

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

de la Sala Superior (Plenary of the Superior Chamber) for the issuance of the judgment. On May 15, 2025, through a resolution issued by the Superior Chamber, acknowledgment of receipt of the original case files was recorded, and the case remains under analysis by the Superior Chamber. As of the date of these consolidated financial statements, a final resolution is still pending.

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

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps.5,852,222, seeking that this resolution is declared null and void. As of the date of these consolidated financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, updates, fines and surcharges for the months of January to December 2017 for an amount of Ps.8,349,608, seeking that this resolution be declared null and void. As of the date of these consolidated financial statements, a final resolution is still pending.

•On June 17, 2025, COMPAÑÍA MINERA SAN ALEJANDRO, S.A. de C.V. filed a civil lawsuit against Petróleos Mexicanos seeking indemnification related to the alleged breach of Preparatory Contract PM-2019-004. The ordinary civil action, docketed as case 2065/2025, was filed before the Fourteenth District Court for Civil Matters in Mexico City. The plaintiff also claimed damages in the amount of Ps.7,316,929 for equipment maintenance costs, as well as other resources and expenses incurred during the contractual period, and an additional Ps.2,353,719 for loss of fair profit. On June 20, 2025, PEMEX submitted its response to the claim, denying liability and raising exceptions and defenses. On June 24, 2025, the claim was deemed answered, notice was given to the opposing party, and the objection regarding the impropriety of the procedural route was considered filed, which remains pending resolution. By resolution dated November 4, 2025, the claim filed by the plaintiff’s former legal representative was dismissed; against such ruling, the petitioner filed an appeal, which remains pending resolution. As of the date of these consolidated financial statements, the final resolution of this action is pending.
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
PEMEX has granted the following corporate guarantees:
As of December 31, 2020, PEMEX granted the obligations under a lease contract for U.S.$102,984, equivalent to Ps. 1,850,283 at the closing exchange rate on December 31, 2025, of Ps. 17.9667 =U.S.$1.00, to J. Aron & Company LLC, a subsidiary of Goldman Sachs Group Inc.
PEMEX considers the probability it needs to make a disbursement of cash, for the guarantee granted and in effect as of December 31, 2025 remote.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 28.    SUBSEQUENT EVENTS
A.    Indebtedness for 2026
The Federal Revenue Law applicable to PEMEX as of January 1, 2026, published in the Official Gazette of the Federation on November 7, 2025, authorized Petróleos Mexicanos to incur an internal net debt up to Ps. 160,619,600 and an external net debt up to U.S.$5,342,100. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
B.    Recent financing activities
During the period from January 1 to April 15, 2026, PEMEX participated in the following financing activities:
•On February 13, 2026, Petróleos Mexicanos completed an issuance of Certificados Bursátiles for a total amount of Ps.31,500,000, in three tranches: (1) Ps.9,005,367 at a floating interest rate to TIIE plus 180 basis points, maturing in April 2031; (2) Ps.16,998,940 at a fixed rate of 10.80%, maturing in August 2034; and (3) 623,243 UDIs (equivalent to Ps.5,495,693) at a fixed rate of 5.84%, maturing in August 2036.
•On March 4, 2026, Petróleos Mexicanos entered into a Ps. 19,000,000 credit facility bearing interest at a floating rate linked to 28-day TIIE, plus a margin of 215 basis points, maturing in September 2029.
As of December 31, 2025, the outstanding amount under the PMI Trading revolving credit line was U.S.$206,314. Between January 1 to April 15, 2026, PMI Trading obtained and repaid U.S.$260,000 from its revolving credit line. As of April 15, 2026, the outstanding amount under this revolving credit line was U.S.$206,314.
As of April 15, 2026, PEMEX had U.S.$5,508,000 and Ps.19,000,000 in available credit lines in order to provide liquidity, of which U.S.$4,608,000 and Ps.19,000,000 are available.
C.    Exchange rates and crude oil prices
As of April 15, 2026, the Mexican peso-U.S. dollar exchange rate was Ps. 17.3470 per U.S. dollar, which represents a 3.4% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2025, which was Ps. 17.9667 per U.S. dollar. This decrease in U.S. dollar exchange rate, has led to an estimated gain of Ps.46,522,817 in PEMEX’s foreign exchange gains as of April 15, 2026.
As of April 15, 2026, the weighted average price of the crude oil exported by PEMEX was U.S.$88.81 per barrel. This represents a price increase of approximately 65.6% as compared to the average price as of December 31, 2025, which was U.S.$53.62 per barrel.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

D.    Contributions from the Mexican Government
During the period from January 1 to April 15, 2026, the Mexican Government made certain contributions to Petróleos Mexicanos through the Ministry of Energy to strengthen its financial position. These amounts are reflected in the table below:

Date	Strengthening of financial position
January 16,	Ps.	12,471,690
January 23	12,216,400
February 23,	18,592,882
March 31,	15,065,419

Total	Ps.	58,346,391

E. Amending agreements with suppliers
Petróleos Mexicanos issued amending agreements to extend the payment term under various agreements with suppliers and contractors, to pay the balances generated in 2025 over the course to 8 years, through quarterly payments of principal and interest. As of March 31, 2026, the amount due to suppliers that is governed by these agreements amounted to Ps.250,498,559.
F. Oil spill in the Gulf of Mexico

Subsequent to December 31, 2025, scientific analyses pointed to evidence that a hydrocarbon spill occurred in February 2026 in the Abkatun-Cantarell area of the Gulf of Mexico and that the hydrocarbons were subsequently dispersed and weathered by marine dynamics. On April 16, 2026, President Claudia Sheinbaum instructed an interinstitutional group to investigate the origin of the event.

Following a review of satellite vessel-movement images, operating logs and related information, PEMEX identified several irregularities in the handling and reporting of the event, including a loss of mechanical integrity in, and repairs to, an oil pipeline that were not reported to PEMEX’s Chief Executive Officer or senior management, as well as a hydrocarbon leak in PEMEX facilities that had been systematically denied by local operational areas. Pemex’s Chief Executive Officer brought these matters to the attention of the Fiscalía General de la República and the Secretaría Anticorrupción y Buen Gobierno, and PEMEX removed from their positions the Subdirector of Safety, Occupational Health and Environmental Protection, the Coordinator of Marine Control, Spills and Waste, and the Head of Spills and Waste, pending completion of the investigation.

PEMEX also continues containment, cleanup, waste collection and treatment, environmental monitoring and related community-support actions, including collection of approximately 915 tons of waste containing hydrocarbons mixed with sand, driftwood and sargassum and transportation of those materials to ASEA-authorized treatment plants. PEMEX continues to cooperate with the interinstitutional group in those response efforts until the coastal and marine environment has been fully restored and the collected waste has been safely disposed of.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

G. Approval of Financial Statements

The accompanying consolidated financial statements were authorized for issuance in PEMEX’s annual report on Form 20-F by Mr. Víctor Rodríguez Padilla, Chief Executive Officer, Mr. Juan Carlos Carpio Fragoso, Chief Financial Officer, Mr. Óscar René Orozco Piliado, Deputy Director of Accounting and Tax, and Mr. Ernesto Balcázar Hernández, Associate Managing Director of Accounting on April 30, 2026, hereby updated subsequent events, to be filed with the United States Securities and Exchange Commission.

NOTE 29.    SUBSIDIARY GUARANTOR INFORMATION

Background and effect of the dissolution of the Subsidiary Guarantors
Prior to March 19, 2025, Petróleos Mexicanos’ payment obligations under its debt securities registered with the United States Securities and Exchange Commission (“SEC”) were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics (collectively, the “Former Subsidiary Guarantors”). These guarantees were full, unconditional, joint and several. The Subsidiary Companies (as defined in Note 1) were not guarantors of any of Petróleos Mexicanos’ indebtedness (the “Non-Guarantor Subsidiaries”).

On March 19, 2025, pursuant to the 2025 Petróleos Mexicanos Law, the Former Subsidiary Guarantors were dissolved and all of their assets, liabilities, rights and obligations, including their obligations under the guarantees described above, were assumed by, and transferred to Petróleos Mexicanos, which became the successor of the Former Subsidiary Guarantors as a matter of Mexican law (see Note 1). As a result, effective March 19, 2025, Petróleos Mexicanos is the sole obligor — both as primary obligor and as successor to the Former Subsidiary Guarantors — under all SEC-registered debt securities. There are no longer any separate legal entities acting as guarantors of Petróleos Mexicanos’ indebtedness.

The 2025 Petróleos Mexicanos Law provides that the dissolution of the subsidiary entities does not affect any payment obligations previously contracted, nor does it alter the guarantees provided by Petróleos Mexicanos or the dissolved entities, whether in Mexico or abroad. Notwithstanding this provision, because the Former Subsidiary Guarantors and Petróleos Mexicanos have merged into a single legal entity, the guarantees have been effectively extinguished by operation of law through the merger of the obligor and the guarantor. All payment obligations under the guaranteed debt securities continue in full force and effect as direct obligations of Petróleos Mexicanos.

SEC-registered debt securities outstanding

The following table sets forth, as of December 31, 2025, the principal amount outstanding of the SEC-registered debt securities originally issued by the Pemex Project Funding Master Trust (the “Master Trust”) and subsequently assumed by Petróleos Mexicanos as primary obligor. The Master Trust was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.
Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Principal amount outstanding (U.S.$)
6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	U.S.$	1,750,000
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	491,175
9.500% Guaranteed Bonds due 2027	Petróleos Mexicanos	168,625
The following table sets forth, as of December 31, 2025, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Primary obligor	Principal amount outstanding (U.S.$)
9.500% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	U.S.$	96,718
6.625% Notes due 2035	Petróleos Mexicanos	999,000
6.500% Bonds due 2041	Petróleos Mexicanos	1,560,521
5.500% Bonds due 2044	Petróleos Mexicanos	640,357
6.375% Bonds due 2045	Petróleos Mexicanos	1,199,747
5.625% Bonds due 2046	Petróleos Mexicanos	626,143
6.750% Bonds due 2047	Petróleos Mexicanos	5,548,156
5.350% Notes due 2028	Petróleos Mexicanos	795,784
6.350% Bonds due 2048	Petróleos Mexicanos	1,574,041
6.500% Notes due 2027	Petróleos Mexicanos	1,198,109
5.950% Notes due 2031	Petróleos Mexicanos	3,777,381
6.490% Notes due 2027	Petróleos Mexicanos	281,222
6.840% Notes due 2030	Petróleos Mexicanos	2,345,538
6.950% Bonds due 2060	Petróleos Mexicanos	3,188
7.690% Bonds due 2050	Petróleos Mexicanos	8,047,831
6.500% Notes due 2029	Petróleos Mexicanos	1,204,708
8.750% Notes due 2029	Petróleos Mexicanos	1,908,685
6.700% Notes due 2032	Petróleos Mexicanos	6,787,240
10.000% Notes due 2033	Petróleos Mexicanos	1,972,663

As of December 31, 2025 and as of the date of these consolidated financial statements, Petróleos Mexicanos is the only PEMEX entity with debt securities registered with the SEC, and all such debt constitutes a direct obligation of Petróleos Mexicanos.

Historical supplemental condensed consolidating financial information

The following condensed consolidating financial information is presented for the years ended December 31, 2024 and 2023 to provide investors with the historical financial information of the Former Subsidiary Guarantors during the periods in which the guarantee structure was in effect.

As described above, the Former Subsidiary Guarantors were dissolved on March 19, 2025, and all of their assets, liabilities, rights and obligations were transferred to Petróleos Mexicanos at historical cost without gain or loss. Accordingly, no condensed consolidating financial information is presented for the year ended December 31, 2025 or as of December 31, 2025, as the Former Subsidiary Guarantors did not exist as separate legal entities as of that date.

These condensed consolidated statements for the years ended December 31, 2024 and 2023 were prepared in accordance with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the former subsidiary entities and the Subsidiary Companies were accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. The Former Subsidiary Guarantors were 100% owned subsidiaries of the Mexican Government. The Subsidiary Companies collectively comprise the Non-Guarantor Subsidiaries

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of December 31, 2024

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	41,665,854	Ps.	5,143,459	Ps.	42,032,513	Ps.	—	Ps.	88,841,826
Trade and other accounts receivable, derivative financial instruments and other current assets	30,683,735		132,539,268		98,919,902		—		262,142,905
Accounts receivable—intercompany	1,965,995,495		1,434,224,881		256,358,639		(3,656,579,015)		—
Inventories	1,241,752		54,405,081		32,923,156		—		88,569,989
Total current assets	2,039,586,836		1,626,312,689		430,234,210		(3,656,579,015)		439,554,720
Long-term receivables—intercompany	1,457,697,966		—		719,134		(1,458,417,100)		—
Investments in associates	(1,659,731,734)		378,134,429		276,405,440		1,007,884,803		2,692,938
Wells, pipelines, properties, plant and equipment, net	7,156,628		1,221,547,573		421,828,511		—		1,650,532,712
Long-term notes receivable	—		691,787		329,991		—		1,021,778
Right of use	480,916		38,376,000		3,107,617		—		41,964,533
Deferred taxes	—		—		7,033,529		—		7,033,529
Intangible assets	63,772		15,767,890		1,256,615		—		17,088,277
Mexican Government Bonds	21,135,321		—		—		—		21,135,321
Other assets	2,147,391		2,686,655		22,894,729		—		27,728,775
Total assets	Ps.	1,868,537,096	Ps.	3,283,517,023	Ps.	1,163,809,776	Ps.	(4,107,111,312)	Ps.	2,208,752,583
Liabilities
Current liabilities
Current portion of long-term debt	Ps.	356,212,915	Ps.	2,417,693	Ps.	66,587,909	Ps.	—	Ps.	425,218,517
Accounts payable—intercompany	1,572,341,074		1,920,859,946		163,292,029		(3,656,493,049)		—
Other current liabilities	122,034,531		570,830,329		89,440,004		—		782,304,864
Total current liabilities	2,050,588,520		2,494,107,968		319,319,942		(3,656,493,049)		1,207,523,381
Long-term debt	1,494,800,312		18,785,937		39,967,489		—		1,553,553,738
Long-term payables—intercompany	—		1,457,697,966		805,100		(1,458,503,066)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	306,649,614		1,105,032,236		19,769,350		—		1,431,451,200
Total liabilities	3,852,038,446		5,075,624,107		379,861,881		(5,114,996,115)		4,192,528,319
Equity (deficit), net	(1,983,501,350)		(1,792,107,084)		783,947,895		1,007,884,803		(1,983,775,736)
Total liabilities and equity	Ps.	1,868,537,096	Ps.	3,283,517,023	Ps.	1,163,809,776	Ps.	(4,107,111,312)	Ps.	2,208,752,583

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2024

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Total revenues	Ps.	—	Ps.	1,843,991,945	Ps.	1,246,933,287	Ps.	(1,421,408,105)	Ps.	1,669,517,127
Services income	48,983,059		96,205,153		24,792,667		(166,825,100)		3,155,779
Total revenues	48,983,059		1,940,197,098		1,271,725,954		(1,588,233,205)		1,672,672,906
(Impairment) of wells, pipelines, properties, plant and equipment	—		(53,439,595)		(37,985)		—		(53,477,580)
Cost of sales	1,249,656		1,729,785,149		1,249,513,305		(1,545,084,823)		1,435,463,287
Gross income	47,733,403		156,972,354		22,174,664		(43,148,382)		183,732,039
Total general expenses	86,642,971		129,848,759		13,974,822		(43,180,542)		187,286,010
Impairment losses on trade receivables from customers	—		708,397		(16,146,955)		—		(15,438,558)
Other revenues (expenses), net	905,600		294,218		1,807,922		(5,083)		3,002,657
Operating (loss) income	(38,003,968)		28,126,210		(6,139,191)		27,077		(15,989,872)
Financing cost, net	(11,365,789)		(152,348,831)		(7,084,600)		(27,077)		(170,826,297)
Foreign exchange (loss) income , net	39,427,764		(338,726,253)		(5,153,747)		—		(304,452,236)
Profit (loss) sharing in associates	(716,122,380)		(4,327,032)		(13,212,549)		734,623,610		961,649
(Loss) income before duties, taxes and other	(726,064,373)		(467,275,906)		(31,590,087)		734,623,610		(490,306,756)
Total taxes, duties and other	54,351,481		231,791,066		4,138,651		—		290,281,198
Net (loss) income for the year	(780,415,854)		(699,066,972)		(35,728,738)		734,623,610		(780,587,954)
Total other comprehensive result	42,909,584		160,029,505		90,342,889		—		293,281,978
Total comprehensive (loss) income	Ps.	(737,506,270)	Ps.	(539,037,467)	Ps.	54,614,151	Ps.	734,623,610	Ps.	(487,305,976)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Total revenues	Ps.	—	Ps.	1,929,682,164	Ps.	1,177,322,779	Ps.	(1,390,763,266)	Ps.	1,716,241,677
Services income	96,620,468		103,803,336		23,393,179		(220,121,042)		3,695,941
Total revenues	96,620,468		2,033,485,500		1,200,715,958		(1,610,884,308)		1,719,937,618
(Impairment) of wells, pipelines, properties, plant and equipment	—		(28,534,696)		(262,822)		—		(28,797,518)
Cost of sales	1,269,012		1,726,608,659		1,162,589,565		(1,509,793,447)		1,380,673,789
Gross income	95,351,456		278,342,145		37,863,571		(101,090,861)		310,466,311
Total general expenses	83,593,406		186,961,537		13,279,701		(101,039,204)		182,795,440
Impairment losses on trade receivables from customers	(6)		(3,092,408)		(20,910)		—		(3,113,324)
Other (expenses) revenues, net	757,110		(3,324,062)		905,748		55,023		(1,606,181)
Operating income	12,515,154		84,964,138		25,468,708		3,366		122,951,366
Financing cost, net	(64,364,068)		(63,037,727)		(5,883,616)		(3,367)		(133,288,778)
Foreign exchange income (loss), net	(11,196,911)		244,756,587		4,519,366		—		238,079,042
Profit (loss) sharing in associates	68,641,910		72,937		35,224,291		(103,529,823)		409,315
Income (loss) before duties, taxes and other	5,596,085		266,755,935		59,328,749		(103,529,824)		228,150,945
Total taxes, duties and other	(2,510,630)		220,521,837		1,988,074		—		219,999,281
Net income (loss) for the year	8,106,715		46,234,098		57,340,675		(103,529,824)		8,151,664
Total other comprehensive result	(1,088,673)		(3,989,701)		(53,844,998)		—		(58,923,372)
Total comprehensive (loss) income	Ps.	7,018,042	Ps.	42,244,397	Ps.	3,495,677	Ps.	(103,529,824)	Ps.	(50,771,708)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the year ended December 31, 2024

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income	Ps.	(780,415,854)	Ps.	(699,066,972)	Ps.	(35,728,738)	Ps.	734,623,610	Ps.	(780,587,954)
Income taxes and duties	54,351,481		231,791,066		4,138,651		—		290,281,198
Depreciation and amortization of wells, pipelines, properties, plant and equipment	583,189		140,629,882		5,637,137		—		146,850,208
Amortization of intangible assets	368,048		162,285		96,467		—		626,800
Impairment of wells, pipelines, properties, plant and equipment	—		53,439,595		37,985		—		53,477,580
Unsuccessful wells from intangible assets	—		25,944,025		—		—		25,944,025
Capitalized unsuccessful wells	—		13,046,124		—		—		13,046,124
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	93,070		3,303,841		1,166,293		—		4,563,204
Depreciation of rights of use	573,733		3,913,069		1,543,392		—		6,030,194
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	—		9,126,600		—		—		9,126,600
(Profit) loss sharing in associates, net	716,122,380		4,327,032		13,212,549		(734,623,610)		(961,649)
Unrealized foreign exchange (income) loss	248,097,987		20,788,597		10,572,757		—		279,459,341
Financing cost	138,463,221		12,251,289		8,187,440		—		158,901,950
Financing income	(8,847,897)		(4,401,716)		(2,420,270)		—		(15,669,883)
Taxes and duties	8,010,859		(201,195,432)		2,266,715		—		(190,917,858)
Accounts receivable, inventories, accounts payable, DFIs and provisions	73,519,714		198,930,230		(4,810,162)		—		267,639,782
Employee benefits	6,447,500		48,203,352		448,048		—		55,098,900
Inter-company charges and deductions	63,918,703		(393,698,059)		(2,951,374)		332,730,730		—
Net cash flows from operating activities	521,286,134		(532,505,192)		1,396,890		332,730,730		322,908,562
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(1,520,360)		(199,197,320)		(62,219,624)		—		(262,937,304)
Other assets and other receivables	1,835,746		(53,656)		(11,163,693)		—		(9,381,603)
(Increase) decrease due to Inter-company investing	(452,848,589)		—		228,782		452,619,807		—
Net cash flows (used in) investing activities	(452,533,203)		(199,250,976)		(73,154,535)		452,619,807		(272,318,907)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	156,509,050		—		—		—		156,509,050
Collection and interest collected from the Mexican Government	32,951,605		—		—		—		32,951,605
Lease payments of principal and interest	(388,874)		(6,255,637)		(1,820,136)		—		(8,464,647)
Loans obtained from financial institutions	408,712,952		30,633,407		617,177,528		—		1,056,523,887
Debt payments, principal only	(468,379,316)		(52,280,001)		(628,212,855)		—		(1,148,872,172)
Interest paid	(138,298,684)		(13,302,896)		3,220,622		—		(148,380,958)
Inter-company (decrease) increase financing	(39,525,872)		769,982,956		54,893,453		(785,350,537)		—
Net cash flows from (used in) financing activities	(48,419,139)		728,777,829		45,258,612		(785,350,537)		(59,733,235)
Net increase (decrease) in cash and cash equivalents	20,333,792		(2,978,339)		(26,499,033)		—		(9,143,580)
Effects of foreign exchange on cash balances	—		—		29,238,030		—		29,238,030
Cash and cash equivalents at the beginning of the year	21,332,062		8,121,798		39,293,516		—		68,747,376
Cash and cash equivalents at the end of the year	Ps.	41,665,854	Ps.	5,143,459	Ps.	42,032,513	Ps.	—	Ps.	88,841,826

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the year ended December 31, 2023

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net income (loss)	Ps.	8,106,715	Ps.	46,234,098	Ps.	57,340,675	Ps.	(103,529,824)	Ps.	8,151,664
Income taxes and duties	(2,510,630)		220,521,837		1,988,074		—		219,999,281
Depreciation and amortization of wells, pipelines, properties, plant and equipment	565,065		132,294,655		4,695,556		—		137,555,276
Amortization of intangible assets	491,831		20,458		87,338		—		599,627
Impairment of wells, pipelines, properties, plant and equipment	—		28,534,696		262,822		—		28,797,518
Capitalized unsuccessful wells	—		29,529,330		—		—		29,529,330
Unsuccessful wells from intangible assets	—		4,436,985		—		—		4,436,985
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	48		6,757,696		752,828		—		7,510,572
Depreciation of rights of use	602,527		3,845,999		1,438,314		—		5,886,840
Cancellation of leases	(98,421)		(19,643)		(10,634)		—		(128,698)
Unrealized foreign exchange loss (income) of reserve for well abandonment	—		4,638,600		—		—		4,638,600
(Profit) loss sharing in associates, net	(68,641,910)		(72,937)		(35,224,291)		103,529,823		(409,315)
Unrealized foreign exchange loss (income)	(198,352,926)		(15,838,600)		(7,580,344)		—		(221,771,870)
Financing cost	132,960,329		11,929,647		7,281,405		—		152,171,381
Financing income	(11,196,984)		(5,147,757)		(1,865,636)		—		(18,210,377)
Taxes and duties	673,056		(132,902,147)		(342,880)		—		(132,571,971)
Accounts receivable, inventories, accounts payable, DFIs and provisions	17,573,923		26,704,365		(18,574,069)		—		25,704,219
Employee benefits	15,355,953		44,440,075		260,456		—		60,056,484
Inter-company charges and deductions	(371,155,018)		32,322,800		9,737,603		329,094,615		—
Net cash flows from operating activities	(475,626,442)		438,230,157		20,247,217		329,094,614		311,945,546
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(875,254)		(222,997,316)		(68,078,428)		—		(291,950,998)
Other assets and other receivables	2,493,369		1,387,079		21,098,893		—		24,979,341
(Increase) decrease due to Inter-company investing	315,439,003		—		413,722		(315,852,725)		—
Net cash flows (used in) investing activities	317,057,118		(221,610,237)		(46,565,813)		(315,852,725)		(266,971,657)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	166,615,123		—		—		—		166,615,123
Collection and interest collected from the Mexican Government	53,902,357		—		—		—		53,902,357
Lease payments of principal and interest	(477,081)		(5,851,936)		(1,446,963)		—		(7,775,980)
Loans obtained from financial institutions	298,622,440		35,205,868		547,572,751		—		881,401,059
Debt payments, principal only	(406,226,899)		(43,573,854)		(529,053,874)		—		(978,854,627)
Interest paid	(135,584,431)		(9,352,797)		886,892		—		(144,050,336)
Inter-company increase (decrease) financing	188,240,825		(196,218,537)		21,219,601		(13,241,889)		—
Net cash flows from (used in) financing activities	165,092,334		(219,791,256)		39,178,407		(13,241,889)		(28,762,404)
Net increase (decrease) in cash and cash equivalents	6,523,010		(3,171,336)		12,859,811		—		16,211,485
Effects of foreign exchange on cash balances	—		—		(11,878,620)		—		(11,878,620)
Cash and cash equivalents at the beginning of the year	14,809,052		11,293,134		38,312,325		—		64,414,511
Cash and cash equivalents at the end of the year	Ps.	21,332,062	Ps.	8,121,798	Ps.	39,293,516	Ps.	—	Ps.	68,747,376

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
This note provides supplementary information on the oil and gas exploration, development and production activities of PEMEX in compliance with the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932 10-5 “Extractive Activities—Oil and Gas” (“ASC Topic 932”) and Accounting Standards Update 2010-03 (see Note 3-G).
As of the date of these consolidated financial statements, all exploration and production activities of PEMEX are conducted in Mexico. The supplemental data presented herein reflect information for all of PEMEX’s oil and gas producing activities.
A.    Capitalized costs for oil and gas producing activities (unaudited):

	2025		2024	2023
Proved Properties	Ps.	3,273,348,015	3,182,017,349	2,992,418,072
Construction in progress	86,819,244		101,026,986	87,417,444
Accumulated depreciation and amortization	(2,421,521,619)		(2,346,799,094)	(2,246,990,816)
Net capitalized costs	Ps.	938,645,640	936,245,241	832,844,700
B.    Costs incurred for oil and gas property exploration and development activities (unaudited):

	2025		2024	2023
Exploration	Ps.	41,209,135	52,693,932	67,956,743
Development	93,948,810		123,422,798	171,348,160
Total costs incurred	Ps.	135,157,945	176,116,730	239,304,903
PEMEX does not have property acquisition costs because the oil reserves it exploits are owned by the Mexican nation.
Exploration costs include costs of geological and geophysical studies of fields in the amount of Ps. 17,368,569, Ps.14,672,428 and Ps.16,589,953 for 2025, 2024 and 2023, respectively. These costs are accounted for as geological and geophysical exploration expenses, in accordance with the successful efforts method of accounting.
Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

C.    Results of operations for oil and gas producing activities (unaudited):

	2025		2024	2023
Revenues from sale of oil and gas	Ps.	364,098,725	895,464,369	931,509,764
Hydrocarbon duties	194,573,038		198,488,864	338,881,974
Production costs (excluding taxes)	237,304,196		321,010,191	347,603,900
Other costs and expenses	41,583,205		59,261,551	56,536,914
Exploration expenses	50,709,597		60,148,763	16,589,853
Depreciation, depletion, amortization and accretion	116,757,857		99,491,976	116,710,477
	640,927,893		738,401,345	876,323,118
Results of operations for oil and gas producing activities	Ps.	(276,829,168)	157,063,024	55,186,646
D.    Sales prices (unaudited)
The following table summarizes average sales prices in U.S. dollars for each of the years ended December 31 (excluding production taxes):

Description	2025	2024	2023
	U.S.$	U.S.$	U.S.$
Weighted average sales price per barrel of oil equivalent (boe) (1)	47.34	57.73	54.76
Crude oil, per barrel	57.31	70.44	65.89
Natural gas, per thousand cubic feet	3.47	3.63	3.87
(1)To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.
E.    Crude oil and natural gas reserves (unaudited)
Under the Mexican Constitution, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, PEMEX has the right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of PEMEX are limited to reserves located in Mexico.
Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.
Proved reserves estimates as of December 31, 2025 were prepared by the Exploration and Extraction segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of hydrocarbon reserves. According to the Lineamientos que Regulan los Procedimientos de Cuantificación y Certificación de Reservas de la Nación (Guidelines for Regulating the Nation’s Reserves Quantification and Certification Procedures), the Ministry of Energy should review and approve Hydrocarbon Reserves reports submitted by Mexico’s operators in the month of April or in some unforeseen circumstances in September. As of the date of these consolidated financial statements, the proved reserves estimates as of December 31, 2025 have not been approved by the Ministry of Energy.
PEMEX estimates proved reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE’s publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated June 25, 2019 and other

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:
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
During 2025, PEMEX did not record any material increase in PEMEX’s hydrocarbons reserves as a result of the use of new technologies.
In order to ensure the reliability of PEMEX’s reserves estimation efforts, it has undertaken the internal certification of its estimates of reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from PEMEX exploration and extraction business units (with each of these units covering several projects) prepare the reserves estimates, using different estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the Gerencia de Recursos y Reservas de Hidrocarburos, (Office of Hydrocarbon Resources and Reserves), the central hydrocarbon reserves management body of PEMEX, review and certify such valuations and the recording of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying hydrocarbon reserves, which are based on the SEC’s rules and definitions.
The Office of Hydrocarbon Resources and Reserves, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX’s reserves estimation process are experienced in the following areas: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; analytical tools used in forecasting the performance of the various elements comprising the production system; and design strategies in petroleum field development. Furthermore, all of PEMEX’s personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over twenty years of professional experience.
In addition to this internal review process, PEMEX final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited PEMEX estimates of proved reserves as of December 31, 2025 or January 1, 2026: DeGolyer and MacNaughton (“DeGolyer”), Ryder Scott Company L.P (“Ryder Scott”) and GLJ LTD. (“GLJ”), together, the “Independent Engineering Firms.” The reserves estimate reviewed by the Independent Engineering Firms totaled 76.1% of PEMEX’s estimated proved reserves. The remaining 23.9% of PEMEX’s estimated proved reserves consisted of reserves located, among others, in onshore fields in the northern region of Mexico, certain offshore fields and fields related to exploration and production contracts, in which a corresponding third party is responsible for assessing the volume of reserves.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

GLJ audited the reserves in the Cantarell, Ku Maloob Zaap, Reynosa, Veracruz, Cinco Presidentes and Macuspana-Muspac, business units; Ryder Scott audited the reserves in the Poza Rica-Altamira, Bellota-Jujo, Samaria-Luna, Abkatún-Pol-Chuc and Litoral de Tabasco business units, and DeGolyer and MacNaughton audited the reserves in the fields recently added to our inventory registry. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by PEMEX; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of some of the fields; (3) economic analysis of the fields; and (4) review of PEMEX production forecasts and reserves estimates.
Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of PEMEX reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates that PEMEX furnished were reasonable and had been estimated and presented in conformity with generally accepted petroleum engineering and evaluation methods and procedures.
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
PEMEX´s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 2.6% in 2025, from 5,494.5 million barrels at December 31, 2024 to 5,351.9 million barrels at December 31, 2025. PEMEX’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 8.7% in 2025, from 3,463.9 million barrels on December 31, 2024 to 3,162.1 million barrels at December 31, 2025. The proved reserves of crude oil, condensates and liquefiable hydrocarbons added by PEMEX in 2025 through revisions, extensions and discoveries totaled 507.4 million barrels, which was not sufficient to offset total production for the year of 650.0 million barrels of crude oil, condensates and liquefiable hydrocarbons.
PEMEX’s total proved developed and undeveloped dry gas reserves increased by 8.4% in 2025, from 10,173.6 billion cubic feet as of December 31, 2024 to 11,025.9 billion cubic feet as of December 31, 2025. PEMEX’s proved developed dry gas reserves increased by 22.2% in 2025, from 5,773.4 billion cubic feet as of December 31, 2024 to 7,054.0 billion cubic feet as of December 31, 2025. This increase was principally due to an upsurge in proved developed dry gas reserves of Ixachi field. The amount of proved developed and undeveloped dry gas reserves added in 2025 was sufficient to offset the level of production in 2025, which amounted to 901.0 billion cubic feet of dry gas. PEMEX’s proved undeveloped dry gas reserves decreased by 9.7% in 2025, from 4,400.2 billion cubic feet as of December 31, 2024 to 3,971.9 billion cubic feet as of December 31, 2025. This decrease in proved undeveloped reserves was due to the development of the Ixachi field, mainly due to the drilling of development wells and revisions, which allowed these reserves to be classified as proven developed reserves.
During 2025, our exploration activities in shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of two new hydrocarbon fields (Konen and Iklum) and confirmed the extension of an existing field (Bakte) due to an appraisal well that was determined to be viables. Together, these discoveries led to the incorporation of 12.2 million barrels of oil equivalent of proved reserves.
The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of its proved reserves determined in accordance with Rule 4-10(a).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Summary of oil and gas (1) proved reserves as of December 31, 2025 based on average fiscal year prices

	Crude oil and Condensates (2)	Dry Gas (3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves:
Proved developed reserves	3,162.1	7,054.0
Proved undeveloped reserves	2,189.8	3,971.9
Total proved reserves	5,351.9	11,025.9
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
Source: PEMEX.
Crude oil and condensate reserves
(including natural gas liquids) (1)

	2025	2024	2023
	(in millions of barrels)
Proved developed and undeveloped reserves:
At January 1,	5,494	5,894	6,089
Revisions (2)	498	271	529
Extensions and discoveries	10	26	16
Production	(650)	(705)	(744)
Farm outs & transfer to exploration and production contracts (CEE) & transfer of fields due to NHC bidding process	—	8	4
At December 31,	5,352	5,494	5,894
Proved developed reserves at December 31,	3,162	3,464	3,500
Proved undeveloped reserves at December 31,	2,190	2,031	2,394
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
Source: PEMEX.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Dry Gas Reserves

	2025	2024	2023
	(in billions of cubic feet)
Proved developed and undeveloped reserves:
At January 1,	10,175	8,251	7,080
Revisions (1)	1,738	2,752	2,069
Extensions and discoveries	14	56	12
Production (2)	(901)	(888)	(917)
Farm outs & transfer to exploration and production contracts (CEE) & transfer of fields due to NHC bidding process	—	4	7
At December 31,	11,026	10,175	8,251
Proved developed reserves at December 31,	7,054	5,773	4,314
Proved undeveloped reserves at December 31,	3,972	4,400	3,936
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
Source: PEMEX.

PEMEX reserve-replacement ratio, or RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. During 2025, PEMEX obtained an increase of 844.5 million barrels of oil equivalent of proved reserves as aggregated from discoveries, revisions, delimitations and development and production, which represents a RRR of 102.6% in 2025, an increase as compared to a RRR of 96.6% in 2024.
PEMEX’s reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2025, this ratio is 9.1 years for proved reserves.
F.    Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)
The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced beginning the year 2051. This measure is presented in accordance with ASC Topic 932.
Estimated future cash inflows from production are computed by applying average prices of oil and gas on the first day of each month of 2025. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.
Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for PEMEX already legislated for 2025 to the future pre-tax net cash flows related to PEMEX’s proved oil and gas reserves.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
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
Standardized measure of discounted future net cash flows as of December 31

	2025	2024	2023
	(in millions of U.S. dollars)
Future cash inflows	292,248	325,024	362,836
Future production costs (excluding profit taxes)	(115,212)	(108,034)	(157,758)
Future development costs	(32,375)	(26,880)	(26,082)
Future cash flows before tax	144,661	190,110	178,996
Future production and excess gains taxes	(81,100)	(98,122)	(135,723)
Future net cash flows	63,561	91,988	43,273
Effect of discounting net cash flows by 10%	(26,789)	(37,864)	(15,421)
Standardized measure of discounted future net cash flows	36,772	54,124	27,852
Note: Table amounts may not total due to rounding.
To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

Changes in standardized measure of discounted future net cash flows

	2025	2024	2023
	(in millions of U.S. dollars)
Sales of oil and gas produced, net of production costs	(38,587)	(34,933)	(41,751)
Net changes in prices and production costs	(24,622)	37,159	(96,667)
Extensions and discoveries	279	921	540
Development cost incurred during the year	5,229	6,011	8,657
Changes in estimated development costs	(6,704)	(7,629)	(6,012)
Reserves revisions and timing changes	12,147	13,860	16,737
Accretion of discount of pre-tax net cash flows	10,622	7,192	18,679
Net changes in production and excess gains taxes	24,284	3,691	64,747
Aggregate change in standardized measure of discounted future net cash flows	(17,352)	26,272	(35,070)
Standardized measure:
As of January 1	54,124	27,852	62,922
As of December 31	36,772	54,124	27,852
Change	(17,352)	26,272	(35,070)
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