Form 20-F/A
period 2025-12-31
MEXICAN PETROLEUM
filed 2026-07-13
CIK 932782

As filed with the Securities and Exchange Commission on July 13, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________

FORM 20-F/A
(Amendment No. 1)
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
Yes   ☐     No   ☒

EXPLANATORY NOTE

Petróleos Mexicanos is filing this Amendment No. 1 (the “Amendment”) on Form 20-F/A to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2026 (the “Form 20-F”), solely to replace the Report of Independent Registered Public Accounting Firm included in the Form 20-F with a revised report that clarifies the currency of figures referred to in the report and more explicitly shows the conformed signature of our independent auditor. These changes do not affect the opinion included in the Report of Independent Registered Public Accounting Firm or Petróleos Mexicanos’ consolidated financial statements.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, certifications by Petróleos Mexicanos’ principal executive officer and principal financial officer are filed as exhibits to this Amendment under Item 19 of Part III hereof. Paragraphs 3, 4 and 5 of these certifications have been omitted in accordance with the SEC’s rules and guidance. Additionally, this Amendment does not include certifications under Section 906 of the Sarbanes-Oxley Act of 2002, as no financial statements are being filed with this Amendment.

Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F. In addition, the filing of this Amendment should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to April 30, 2026.

Item 19.    Exhibits
Documents filed as exhibits to this Form 20-F/A:

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Elizabeth Gonzalez Garduño
Name: Elizabeth Gonzalez Garduño
Title: Chief Financial Officer

Date: July 13, 2026

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

F-1

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

Impairment of certain exploration and extraction and industrial processes and energy transformation cash generating units. (in thousands of Mexican pesos)

As discussed in notes 3 H and 12 to the consolidated financial statements, PEMEX recognized a net reversal of impairment of Ps. 14,950,790 in certain of the exploration and extraction and industrial processes and energy transformation (“upstream”) cash generating units (CGUs) for the year ended December 31, 2025. At the end of each reporting period PEMEX assesses each of its CGUs for indicators of impairment and also assesses whether there is an indication that previously recognized impairment losses, except those related to goodwill, have reversed. When there is an indication of impairment and the carrying amount of a CGU exceeds its recoverable amount, PEMEX records an impairment charge in profit or loss. Impairment losses are reversed in subsequent periods if there is an indication that the impairment loss no longer exists or may have decreased and there has been an increase in the recoverable amount since the recognition of the impairment expense. The recoverable amount of a CGU is defined as the higher of its fair value minus the cost of disposal, and its value in use. The value in use is the present value of the estimated future net cash flows expected to arise from the continuing use of a CGU and from its disposal at the end of its useful life; discounted by applying a pre-tax discount rate. For the upstream CGUs, the recoverable amount was determined as the value in use and required the use of a number of assumptions, including the forecasted production of oil and gas proved and probable reserves, estimate of future operating and development costs for the exploration and production CGUs and the discount rate for all upstream CGUs.

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

F-2

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

The impact of estimated proved oil and gas reserves on depreciation and amortization expenses related to producing oil and gas properties. (in thousands of Mexican pesos)

As discussed in notes 3 E iii and 12 to the consolidated financial statements, PEMEX reported depreciation and amortization expenses related to producing oil and gas properties of Ps. 153,518,664 for the year ended December 31, 2025. PEMEX calculates depreciation and amortization expenses related to producing oil and gas properties using the unit of production method. Under this method, the capitalized costs of producing oil and gas properties, along with support equipment and facilities, are depreciated or amortized to profit or loss in proportion to the production of the proved oil and gas reserves. On an annual basis PEMEX’s internal petroleum reservoir engineers use geological and engineering data as well as commercial and market information and estimates of development and production costs to estimate the proved oil and gas reserves. PEMEX engages external petroleum reservoir engineering specialists to evaluate these estimates. We identified the impact of estimated proved oil and gas reserves on the depreciation and amortization expenses related to producing oil and gas properties as a critical audit matter. Complex auditor judgement was required to evaluate PEMEX’s estimate of proved oil and gas reserves, which is the most significant judgmental input to the depreciation and amortization expenses calculation. The process for evaluating the proved oil and gas reserves is complex, involves a number of subjective assumptions and requires specialized skills and knowledge. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the determination of the estimate of proved oil and gas reserves, including controls related to the forecasted production of proved oil and gas reserves. We assessed the methodology used by PEMEX’s internal petroleum reservoir engineers to estimate proved oil and gas reserves. We evaluated the professional qualifications and the knowledge, skills and ability of PEMEX’s internal petroleum reservoir engineers and the external petroleum reservoir engineering specialists engaged by PEMEX. We obtained the proved oil and gas reserves reports from the external petroleum reservoir engineering specialists and compared the information with that used by the internal petroleum reservoir engineers. We read the findings of the external petroleum reservoir engineering specialist’s review of the methods and procedures used by PEMEX in estimating the proved reserves to assess compliance with industry and regulatory standards.

/s/ KPMG Cárdenas Dosal, S.C.

We have served as PEMEX’s auditor since 2018.
Mexico City, México
April 30, 2026

F-3