Form 20-F/A
period 2025-12-31
MEXICAN PETROLEUM
filed 2026-07-23
CIK 932782

As filed with the Securities and Exchange Commission on July 23, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 20-F/A
(Amendment No. 2)
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
Yes   ☐     No   ☒

EXPLANATORY NOTE
Petróleos Mexicanos is filing this Amendment No. 2 (the “Amendment No. 2”) on Form 20-F/A to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2026 (the “Form 20-F”), as previously amended by Amendment No. 1 on Form 20-F/A filed with the SEC on July 13, 2026 (“Amendment No. 1”).
This Amendment No. 2 is being filed to include Petróleos Mexicanos’ audited consolidated financial statements accompanying the revised Report of Independent Registered Public Accounting Firm included in Amendment No. 1. The audited consolidated financial statements included in this Amendment No. 2 are identical to those originally included in the Form 20-F and have not been amended, updated or restated. The revised Report of Independent Registered Public Accounting Firm included in this Amendment No. 2 is identical to the report included in Amendment No. 1.
New certifications by Petróleos Mexicanos’ principal executive officer and principal financial officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, and certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, are filed as exhibits to this Amendment No. 2.
Except as described above, this Amendment No. 2 does not amend, update or restate any other information contained in the Form 20-F or Amendment No. 1 and does not reflect events occurring after the filing date of the Form 20-F. Accordingly, this Amendment No. 2 should be read in conjunction with the Form 20-F, Amendment No. 1 and Petróleos Mexicanos’ other filings with the SEC subsequent to April 30, 2026.

Item 19.    Exhibits
Documents filed as exhibits to this Form 20-F/A:

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. §1350.

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Elizabeth Gonzalez Garduño
Name: Elizabeth Gonzalez Garduño
Title: Chief Financial Officer

Date: July 23, 2026

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
	(in millions of U..S. dollars)
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